1/2

08000256

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Iberdrola Renovables, S.A. Unipersonal

*CURRENT ADDRESS Tomas Redondo 1
Madrid, MAD 28033
Spain

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 35151

FISCAL YEAR

PROCESSED
JAN 2 2 2008
THOMSON FINANCIAL

* Complete for initial submissions only ** Please note name and address changes

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐ AR/S (ANNUAL REPORT) ☐

12G32BR (REINSTATEMENT) ☐ SUPPL (OTHER) ☑

DEF 14A (PROXY) ☐

BEST AVAILABLE COPY

OICF/BY: EBS

: 1/16/08

The information contained in this preliminary offering memorandum is not complete and may be changed. This preliminary offering memorandum does not constitute or form part of an offer to sell or the solicitation of an offer to purchase any securities in any jurisdiction where such offer, sale or purchase is not permitted.

Subject to completion, dated November 22, 2007

PRELIMINARY OFFERING MEMORANDUM **CONFIDENTIAL**

IBERDROLA RENEWABLES

RECEIVED
2008 JAN -2 P 4:05

Iberdrola Renovables, S.A. Unipersonal

Offering of 768,011,800 ordinary shares

This offering memorandum relates to the initial public offering of 768,011,800 ordinary shares, €0.50 par value per share, of Iberdrola Renovables, S.A. Unipersonal, a Spanish company ("we" or "Iberdrola Renovables" or "the Company"). The Offering consists of: (i) (a) a public offering to retail investors in Spain and Andorra, and to certain shareholders of Iberdrola, S.A. in Spain and the United Kingdom (b) an offering to certain employees of Iberdrola Renovables and its subsidiaries (the "Retail and Employee Offering"), (ii) a Spanish institutional offering to qualified investors in Spain (the "Spanish Institutional Offering"), and (iii) private placements to institutional investors outside Spain (the "International Institutional Offering"), including a private placement in the United States to qualified institutional buyers as defined in, and in reliance on, Rule 144A under the United States Securities Act of 1933, as amended (the "Securities Act"). All offers and sales outside the United States will be made in compliance with Regulation S under the Securities Act. Iberdrola Generación, S.A. Unipersonal ("Iberdrola Generación"), a wholly owned subsidiary of Iberdrola, S.A., will acquire 76,801,180 shares from Iberdrola Renovables outside the Offering at the Offering Price in connection with the Over-allotment Option described below. This offering memorandum relates only to the International Institutional Offering.

As part of the Retail and Employee Offering, we are offering shares to certain qualifying employees of Iberdrola Renovables and its subsidiaries, including an offering to qualifying employees in the United States pursuant to exemptions from the registration requirements of the Securities Act, to certain shareholders of Iberdrola, S.A. in Spain and to holders of Crest Depositary Interests of Iberdrola, S.A. in the United Kingdom. The Retail and Employee Offering, the Spanish Institutional Offering and the International Institutional Offering, collectively are referred to herein as the "Offering."

Prior to the Offering, there has been no public market for the shares. We have applied to list the shares on the Madrid, Barcelona, Bilbao and Valencia stock exchanges and to have the shares quoted on the Automated Quotation System of the Spanish stock exchanges. We expect the shares to be listed and quoted on the Spanish stock exchanges on or about December 13, 2007 under the symbol "IBR".

Indicative Offering Price Range: €5.30 to €7.00 per share

Investing in our shares involves certain risks. See "Risk Factors" beginning on page 17.

The shares have not been and will not be registered under the Securities Act and are being offered and sold in the United States only to qualified institutional buyers in reliance on Rule 144A under the Securities Act and outside the United States in compliance with Regulation S under the Securities Act. Prospective investors are hereby notified that any seller of the shares may be relying on the exemption from the provisions of Section 5 of the Securities Act provided by Rule 144A. The shares are not transferable except in accordance with the restrictions described under "Transfer and Selling Restrictions."

Iberdrola Generación has granted the Managers an Over-allotment Option (each as defined herein) for a period of 30 days from the date of the listing of the shares on the Spanish stock exchanges to purchase up to 76,801,180 shares.

Delivery of the shares through the book-entry facilities of Iberclear or through the book-entry facilities of the custodian of the Euroclear System or the custodian for Clearstream, Luxembourg is expected to take place on or about December 17, 2007.

Joint Global Coordinators and Joint Bookrunners

Credit Suisse **JPMorgan** **Merrill Lynch International** **Morgan Stanley**

Joint Global Coordinator and Co-manager

BBVA

Co-managers

ABN AMRO Rothschild **BNP PARIBAS** **CALYON** **Dresdner Kleinwort**
HSBC **Société Générale** **Santander Investment**

This offering memorandum is dated December , 2007

TABLE OF CONTENTS

THIS DOCUMENT HAS NOT BEEN REGISTERED WITH THE SPANISH NATIONAL SECURITIES MARKET COMMISSION ("COMISIÓN NACIONAL DEL MERCADO DE VALORES" OR THE "CNMV") AND MAY NOT BE DISTRIBUTED IN SPAIN IN CONNECTION WITH THE OFFER AND SALE OF THE SHARES. A SPANISH PROSPECTUS (FOLLETO INFORMATIVO) IN RELATION TO THE SPANISH OFFERING HAS BEEN REGISTERED WITH THE CNMV ON NOVEMBER 22, 2007.

THIS CONFIDENTIAL OFFERING MEMORANDUM DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, ANY SHARES OFFERED HEREBY BY ANY PERSON IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL FOR SUCH PERSON TO MAKE SUCH AN OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS OFFERING MEMORANDUM NOR ANY SALE MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCES IMPLY THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY OR ITS SUBSIDIARIES OR THAT THE INFORMATION SET FORTH HEREIN IS CORRECT AS OF ANY DATE SUBSEQUENT TO THE DATE HEREOF.

This offering memorandum is confidential and has been prepared solely for use in connection with the proposed placement through the offering of our shares. Iberdrola Renovables and the Managers reserve the right to reject any offer to purchase, in whole or in part, for any reason or to sell less than all of the shares offered hereby. This offering memorandum is personal to each offeree to whom it has been delivered by the Managers and does not constitute an offer to any person or to the public generally to purchase or otherwise acquire the shares. Distribution of this offering memorandum to any person other than the offeree and those persons, if any, retained to advise such offeree with respect thereto is unauthorized and any disclosure of any of its contents, without our prior written consent, is prohibited. Each prospective subscriber or purchaser, by accepting delivery of this offering memorandum, agrees to the foregoing and to make no photocopies or electronic copies of this offering memorandum.

Each person receiving this offering memorandum acknowledges that (i) such person has not relied on the Managers or any person affiliated with the Managers in connection with any investigation of the accuracy of such information or its investment decision and (ii) no person has been authorized to give any information or to make any representation concerning us or the shares (other than as contained herein and information given by our duly authorized officers in connection with investors' examination of us and the terms of the Offering) and, if given or made, any such other information or representation should not be relied upon as having been authorized by us or the Managers.

IN MAKING AN INVESTMENT DECISION, INVESTORS SHOULD RELY ON THEIR OWN EXAMINATION OF IBERDROLA RENOVABLES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THE SHARES OFFERED HEREBY HAVE NOT BEEN RECOMMENDED BY ANY UNITED STATES FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Neither we nor any of the Managers have authorized anyone to provide potential investors with information different from that contained in this offering memorandum. The Managers make no representation or warranty, express or implied, as to the accuracy or completeness of the information contained in this offering memorandum, and nothing contained in this offering memorandum is, or shall be relied upon as, a promise or representation by the Managers or their affiliates. The information contained in this offering memorandum is accurate only as of the date of this offering memorandum, regardless of the time of delivery of this offering memorandum or any sale of the shares.

This offering memorandum may not be used for, or in connection with, and does not constitute an offer to, or solicitation by, anyone in any jurisdiction in which it is unlawful to make such an offer or solicitation. Persons into whose possession this offering memorandum may come are required by us and the Managers to inform themselves about and to observe these restrictions. Neither we nor the Managers have accepted any responsibility for any violation by any person, whether or not such person is a prospective purchaser of our shares, of any of these restrictions. No representation is made by us, the Managers, or any of our or their respective affiliates or representatives, to prospective investors regarding the legality of an investment in the shares, and prospective investors should not construe anything in this offering memorandum as legal, business or tax advice. Prospective investors should consult with their own advisors as to the legal, tax, business, financial and related aspects of an investment in the shares.

Morgan Stanley & Co. International plc has been appointed as stabilization agent for the Offering. The stabilization agent, on behalf of the Managers, may, to the extent permitted by applicable law, at its discretion, over-allot and effect other transactions with a view to supporting the market price of the shares at a level higher than that which might otherwise prevail in the open market for a period of 30 calendar days beginning on the date our shares are listed on the Madrid, Barcelona, Bilbao and Valencia stock exchanges. However, there is no obligation on the stabilization agent to engage in such stabilizing measures and there can be no assurance that any such activities will be undertaken. Such stabilizing measures, if commenced, may be discontinued at any time or end after a limited period. The stabilization period is expected to commence on or about December 13, 2007 and to end on or about January 12, 2008. Except as required by law or regulation, neither the stabilization agent nor the Managers intend to disclose the extent of any stabilization transactions and/or over-allotments in connection with the Offering.

NOTICE TO PROSPECTIVE U.S. INVESTORS

Our shares have not been and will not be registered under the Securities Act, or with any securities authority of any state of the United States, and may not be offered or sold except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and in compliance with any applicable state securities laws. Our shares are being offered (i) in the United States to qualified institutional buyers (as defined in Rule 144A under the Securities Act ("Rule 144A")) in reliance on the exemption from the registration requirements of the Securities Act provided by Rule 144A and to certain qualifying employees of Iberdrola Renovables in the United States pursuant to exemptions from the registration requirements of the Securities Act and (ii) outside the United States only in offshore transactions (as defined in, and in accordance with, Regulation S under the Securities Act ("Regulation S")). Prospective purchasers are hereby notified that sellers of the shares may be relying on the exemption from the registration provisions of Section 5 of the Securities Act provided by Rule 144A. For a description of these and certain further restrictions on offers, sales and transfers of the shares, see "Transfer and Selling Restrictions."

NOTICE TO PROSPECTIVE INVESTORS IN THE EUROPEAN ECONOMIC AREA

This offering memorandum has not been approved by the CNMV, being the competent authority in Spain. This offering memorandum has been prepared on the basis that all offers of shares using this offering memorandum will be made pursuant to an exemption under the Prospectus Directive (Directive 2003/71/EC, including any relevant implementing measure in each Relevant Member State), as implemented in member states of the European Economic Area ("EEA"), from the requirement to produce a prospectus under the Prospectus Directive for offers of shares. Accordingly, any person making or intending to make any offer within the EEA of shares which are the subject of the placement contemplated in this offering memorandum should only do so in circumstances in which no obligation arises for Iberdrola Renovables or any of the Managers to produce a prospectus under the Prospectus Directive for such offer. Neither Iberdrola Renovables nor the Managers have authorized, nor do they authorize, the making of any offer of shares through any financial intermediary, other than offers made by Managers which constitute the final placement of shares contemplated in this offering memorandum.

For the purposes of this provision, the expression an "offer to the public" in relation to any of the shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase any of the shares, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression "Prospectus Directive" means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

NOTICE TO PROSPECTIVE INVESTORS IN THE UNITED KINGDOM

Within the United Kingdom, this document is only directed at persons: (i) having professional experience in matters relating to investments who fall within the definition of "Investment Professionals" in section 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, and (ii) who are "Qualified Investors" within the meaning of section 86(7) of the Financial Services and Markets Act 2000 ("FSMA"). Any investment or investment activity to which this document relates will only be engaged in with such persons, and persons within the United Kingdom who receive this document (other than persons falling within (i) or (ii) above) should not rely on or act upon this document.

NOTICE TO PROSPECTIVE INVESTORS IN SPAIN

This offering memorandum is an advertisement and is not a prospectus for the purposes of the Prospectus Directive and has not been registered with the CNMV. A prospectus in the Spanish language (*folleto informativo*) that complies with the requirements of the Prospectus Directive has been registered with the CNMV on November 22, 2007. Copies of the Spanish prospectus (*folleto informativo*) are available at the offices of: (i) the CNMV; (ii) the Spanish stock exchanges; (iii) our principal executive offices; (iv) the banks acting as Managers and (v) Banco Bilbao Vizcaya Argentaria, S.A. (the "Agent Bank"). The Spanish prospectus (*folleto informativo*) is also available at Iberdrola Renovables' (accessible only to investors in Spain and to holders of Crest Depository Interests in the United Kingdom) and CNMV's web sites.

NOTICE TO PROSPECTIVE INVESTORS IN SWITZERLAND

The shares, including any subscription rights related thereto, may not be publicly offered or sold in or from Switzerland, and neither this offering memorandum nor any other offering material relating to the shares may be distributed, or otherwise made available in connection with any such offering or sale. The shares may only be offered or sold and this offering memorandum may only be distributed, or otherwise made available in Switzerland on a private placement basis to a limited number of investors without any public offering.

NOTICE TO NEW HAMPSHIRE RESIDENTS ONLY

NEITHER THE FACT THAT A REGISTRATION STATEMENT OR AN APPLICATION FOR A LICENSE HAS BEEN FILED UNDER CHAPTER 421-B ("RSA 421-B") OF THE NEW HAMPSHIRE REVISED STATUTES WITH THE STATE OF NEW HAMPSHIRE, NOR THE FACT THAT A SECURITY IS EFFECTIVELY REGISTERED OR A PERSON IS LICENSED IN THE STATE OF NEW HAMPSHIRE CONSTITUTES A FINDING BY THE SECRETARY OF STATE OF NEW HAMPSHIRE THAT ANY DOCUMENT FILED UNDER RSA 421-B IS TRUE, COMPLETE AND NOT MISLEADING. NEITHER ANY SUCH FACT NOR THE FACT THAT AN EXEMPTION OR EXCEPTION IS AVAILABLE FOR A SECURITY OR A TRANSACTION MEANS THAT THE SECRETARY OF STATE HAS PASSED IN ANY WAY UPON THE MERITS OR QUALIFICATION OF, OR RECOMMENDED OR GIVEN APPROVAL TO, ANY PERSON, SECURITY OR TRANSACTION. IT IS UNLAWFUL TO MAKE, OR CAUSE TO BE MADE TO ANY PROSPECTIVE PURCHASER, CUSTOMER OR CLIENT ANY REPRESENTATION INCONSISTENT WITH THE PROVISIONS OF THIS PARAGRAPH.

ENFORCEMENT OF CIVIL LIABILITIES

We are a Spanish company, and certain of our assets are located within Spain. In addition, almost all of our directors and executive officers reside within Spain. As a result, investors may not be able to effect service of process outside Spain upon us or these persons, or to enforce judgments obtained against us or these persons in foreign courts predicated solely upon the civil liability provisions of non-Spanish securities laws.

In addition, we have been advised by Uría Menéndez and CMS Albiñana & Suárez de Lezo, our Spanish counsel, that there is doubt that a lawsuit based upon U.S. federal or state securities laws could be brought in an original action in Spain and that a foreign judgment based upon U.S. securities laws would be enforced in Spain. Therefore, a final judgment for the payment of money rendered by any federal or state court in the United States based on civil liability, whether or not based on United States federal or state securities laws, would not be automatically enforceable in Spain.

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

Financial Information

We have included the following financial statements and financial information in this offering memorandum:

- the unaudited consolidated condensed financial statements of Iberdrola Renovables as of and for the nine months ended September 30, 2007 and the unaudited consolidated condensed financial information for Iberdrola Renovables as of and for the nine months ended September 30, 2006 (included for comparative purposes only), each prepared in accordance with International Financing Reporting Standards ("IFRS");
- the audited consolidated financial statements of Iberdrola Renovables as of and for the year ended December 31, 2005 and as of and for the year ended December 31, 2006, each prepared in accordance with IFRS; and the unaudited consolidated financial information for Iberdrola Renovables as of and for the year ended December 31, 2004 (included for comparative purposes only and prepared by applying the IFRS adopted by the European Union in effect at December 31, 2005);
- the audited consolidated financial statements of ScottishPower Holdings, Inc. ("SPHI") as of and for the years ended March 31, 2006 and 2007, and the audited consolidated financial statements of Pacificorp Holdings, Inc. ("PHI") as of and for the years ended March 31, 2005 and 2004, each prepared in accordance with generally accepted accounting principles of the United States ("U.S. GAAP");
- the financial statements of (i) Beaufort Energy Limited ("Beaufort"), (ii) Callagheen Wind Farm Limited ("Callagheen"), (iii) Carland Cross Limited ("Carland Cross"), (iv) CeltPower Limited ("CeltPower"), (v) Coal Clough Limited ("Coal Clough"), (vi) Coldham Windfarm Limited ("Coldham"), (vii) CRE Energy Limited ("CRE"), (viii) Morecambe Wind Limited ("Morecambe") (which is currently a dormant company and which does not have audited financial statements) (ix) Wind Resources Limited ("Wind Resources") and (x) Wolf Bog Wind Farm Limited ("Wolf Bog"), (collectively, the "10 U.K. Wind Companies" which comprise the "SP UK Assets"), each prepared in accordance with generally accepted accounting principles of the United Kingdom ("U.K. GAAP") as follows:
  - audited financial statements of (i) Beaufort, (ii) Callagheen, (iii) Carland Cross, (iv) Coal Clough, (v) Coldham, (vi) CRE and (vii) Wind Resources as of and for the year ended March 31, 2007;
  - audited financial statements of (i) Beaufort, (ii) Carland Cross, (iii) Coal Clough, (iv) Coldham, (v) CRE and (vi) Wind Resources as of and for the year ended March 31, 2006;
  - audited financial statements of (i) Beaufort, (ii) Carland Cross, (iii) Coal Clough, (iv) CRE and (v) Wind Resources as of and for the year ended March 31, 2005;
  - audited financial statements of Wolf Bog as of and for the five months ended March 31, 2007 and as of and for the year ended October 31, 2006;
  - audited financial statements of Callagheen as of and for the five months ended March 31, 2006 and as of and for the eighteen months ended October 31, 2005;
  - audited financial statements of CeltPower as of and for the years ended December 31, 2006, 2005 and 2004;
  - unaudited financial statements of Wolf Bog as of and for the period from January 7, 2005 to October 31, 2005;
  - audited financial statements of Coldham as of and for the period from August 2, 2004 to March 31, 2005;
  - exemption under section 249B(2) of the Companies Act 1985 for companies with no business activity for Morecambe; and
  - an unaudited arithmetic aggregation of the financial statements of the 10 U.K. Wind Companies that comprise the SP UK Assets.

The consolidated annual accounts of Iberdrola Renovables are referred to herein as consolidated financial statements. The audited consolidated financial statements of Iberdrola Renovables as of and for the year ended December 31, 2005, and as of and for the year ended December 31, 2006 and the unaudited condensed consolidated financial statements of Iberdrola Renovables as of and for the nine months ended September 30, 2006 and the nine months ended September 30, 2007 were each prepared in accordance with IFRS. We adopted IFRS as our primary accounting principles from January 1, 2005, and our first consolidated financial statements under IFRS are those as of and for the year ended December 31, 2005. The audited consolidated financial statements as of and for the year ended December 31, 2005 include unaudited comparative information as of and for the year ended December 31, 2004 prepared by applying IFRS in effect at December 31, 2005. For more information regarding our transition to IFRS, see "Note 3. Transition to International Financial Reporting Standards, IFRS" in the notes to the audited consolidated financial statements as of and for the year ended December 31, 2005 included in this offering memorandum. For the year ended December 31, 2006 Iberdrola Renovables prepared its cash flow statements following the new presentation format used by its parent company, Iberdrola, S.A. The line items for the 2004 and 2005 cash flow statements of Iberdrola Renovables presented in the audited consolidated financial statements as of and for the year ended December 31, 2005 have not been restated to reflect the changes to the format and cash flow statement line items in the audited consolidated financial statements as of and for the year ended December 31, 2006, and therefore are not presented in the Summary Historical Consolidated Financial and Other Data or the Selected Consolidated Historical Financial and Other Data in this offering memorandum, as the line items are not consistent. We have included a reconciliation of the line items between the new presentation format for the cash flow statements for the year ended December 31, 2006 and the old presentation format for cash flow statements of Iberdrola Renovables for the year ended December 31, 2005, and we have also included the cash flow statements presented in the consolidated financial statements for the year ended December 31, 2005 in the old presentation format, including cash flow information for the year ended December 31, 2004 for comparative purposes only. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources." Iberdrola Renovables' audited consolidated financial statements are prepared in euro. Iberdrola Renovables' financial statements as of and for the year ended December 31, 2005, and as of and for the year ended December 31, 2006 have been audited by Ernst & Young, S.L.

The audited consolidated financial statements of SPHI as of and for the years ended March 31, 2006 and 2007 and the audited consolidated financial statements of PHI as of and for the years ended March 31, 2004 and 2005 were each prepared in accordance with U.S. GAAP and in U.S. dollars. SPHI's consolidated financial statements as of and for the year ended March 31, 2007 have been audited by Deloitte & Touche LLP. PHI's and SPHI's consolidated financial statements as of and for the years ended March 31, 2005 and 2006, respectively, have been audited by PricewaterhouseCoopers LLP.

The financial statements for each of the 10 U.K. Wind Companies comprising the SP UK Assets as of and for the years ended March 31, 2005, 2006 and 2007 (subject to certain exceptions as noted above) were each prepared in accordance with U.K. GAAP and in British pounds sterling. Financial statements for CeltPower as of and for the years ended December 31, 2004, 2005 and 2006 were audited by KPMG LLP. Financial statements of each of Carland Cross, Coal Clough and Wind Resources as of and for the years ended March 31, 2005, 2006 and 2007 were audited by PKF (UK) LLP. Financial statements for each of Beaufort, Callagheen, Coldham, CRE, Morecambe and Wolf Bog as of and for the years ended March 31, 2005 and 2006 have been audited by PricewaterhouseCoopers LLP. Financial statements for each of Beaufort, Callagheen, Coldham, CRE, Morecambe and Wolf Bog as of and for the year ended March 31, 2007 (subject to certain exceptions as noted above) have been audited by Deloitte & Touche LLP.

The SP UK Assets were not operated as a stand alone business during the period under review and no consolidated financial statements are available for the SP UK Assets. The section entitled "SP UK Assets Discussion and Analysis of Financial Information" in this offering memorandum is based upon an unaudited arithmetic aggregation of the financial statements of the 10 U.K. Wind Companies comprising the SP UK Assets. See "Index to Financial Statements—Description of preparation of Unaudited Aggregation of Financial Data of the 10 U.K. Wind Companies comprising the SP UK Assets" for a description of the method of aggregation used to prepare the SP UK Assets' aggregated financial data. The unaudited arithmetic aggregation of financial data of the 10 U.K. Wind Companies does not represent a proper consolidation under U.K. GAAP. The SP UK Assets' aggregated financial data and the stand alone audited (subject to certain exceptions as noted above) financial statements of the 10 U.K. Wind Companies and the unaudited consolidation of the SP UK Assets financial information used to prepare the pro forma financial information do not include certain central costs, specifically: (i) pipeline development costs and (ii) certain support services provided by affiliates and parent companies, including finance, human resources, legal, information technologies, office accommodation, system support and other administrative expenses. We do not consider these central costs to be significant in relation to our total

pro forma operating results. Therefore, the line item "net operating expenses" in the aggregation and the consolidation presented does not include all expenses associated with the SP UK Assets for the periods presented and may not be indicative of future performance or results of operations. In addition, the unaudited aggregation of financial data of the SP UK Assets differs in certain respects from the consolidated financial information with respect to the SP UK Assets used to prepare the pro forma financial information for the Iberdrola Renovables Group for the year ended December 31, 2006 and as of and for the nine months ended September 30, 2007. See "Acquisition and Unaudited Pro Forma Financial Information."

Unaudited Pro Forma Financial Information

The unaudited pro forma financial information as of and for the year ended December 31, 2006 and as of and for the nine months ended September 30, 2007 included elsewhere in this offering memorandum has been prepared for illustrative purposes only and presents the pro forma consolidation of the balance sheets and income statements derived from the respective audited balance sheets and income statement data of Iberdrola Renovables, SPHI and the 10 U.K. Wind Companies as if the acquisition of the ScottishPower Assets (the "Acquisition") had been completed on January 1, 2006 and January 1, 2007, respectively. The unaudited pro forma financial information does not purport to represent what our results of operations or financial condition actually would have been if the Acquisition and the capital increase in connection therewith in favor of Iberdrola, S.A. in exchange for the assets consisting of certain subsidiaries of Scottish Power Limited ("Scottish Power Ltd.") (formerly ScottishPower plc) (the "Acquisition Capital Increase") had occurred as of January 1, 2006 or January 1, 2007, respectively, nor does it purport to project our results of operations for any future period or our financial condition at any future date, and does not reflect any adjustment to liabilities for restructuring nor the impact of any potential synergies deriving from the Acquisition. See "Acquisition and Unaudited Pro Forma Financial Information." The unaudited pro forma financial information also does not include any additional central costs that might arise as a result of the Acquisition with respect to the SP UK Assets as explained above (see "Presentation of Financial and Other Information"), nor does it include any adjustment related to the costs of the non-cash contribution paid in respect of the Acquisition. Because the financial information of ScottishPower Assets has not been calendarized in the pro forma financial information below, and because the pro forma financial information as of and for the year ended December 31, 2006 provided below does not cover identical twelve month periods for Iberdrola Renovables and the ScottishPower Assets, the pro forma financial information as of and for the year ended December 31, 2006 may not be indicative of combined future results for our business due to differences in market, weather and other factors between the different twelve month periods. See "Acquisition and Unaudited Pro Forma Financial Information" for a further description of the financial statements and adjustments used to compile the pro forma financial information.

Non-GAAP Financial Measures

We define EBITDA as earnings before interest, income taxes, depreciation and amortization. We use EBITDA and the related ratios presented in this offering memorandum as supplemental measures of our performance and liquidity that are not required by, or presented in accordance with, IFRS, U.S. GAAP or U.K. GAAP. EBITDA is included because it is frequently used by certain investors, securities analysts and other interested parties in evaluating similar companies. However, because all companies do not calculate EBITDA identically, our presentation of EBITDA may not be comparable to similarly titled measure of other companies. EBITDA is not an item recognized under IFRS, U.S. GAAP or U.K. GAAP and should not be considered as an alternative to profit from operations, operating income or any other indicator of a company's operating performance required by IFRS, U.S. GAAP or U.K. GAAP. EBITDA should not in any way be compared to the operating income, net income or cash flow resulting from our activities nor should it be used as an indicator of our past or future profitability or liquidity.

We define "gross margin" as revenues less cost of sales, or specifically, earnings less energy costs or procurements. For both Iberdrola Renovables and the SP UK Assets, gross margin is the same as revenues as there are no energy costs or procurements associated with wind electricity generation in those jurisdictions. Gross margin is not an item recognized under IFRS, U.S. GAAP or U.K. GAAP and should not be considered as an alternative to profit from operations, operating income or any other indicator of a company's operating performance required by IFRS, U.S. GAAP or U.K. GAAP. Gross margin should not in any way be compared to the operating income, net income or cash flow resulting from our activities nor should it be used as an indicator of our past or future profitability or liquidity. We calculate EBITDA margins by dividing EBITDA by gross margin. An EBITDA margin calculated by dividing EBITDA by revenues would differ significantly.

We define adjusted working capital with respect to Iberdrola Renovables as adjusted working capital from operating activities, which excludes our intercompany debt from Iberdrola, S.A., our parent company and sole shareholder prior to the Offering, cash and cash equivalents, provisions and financial debt. See "Management's Discussion and Analysis of Financial Condition and Results of Operations." We define adjusted working capital with respect to SPHI as net working capital adjusted to exclude indebtedness to and from Scottish Power Ltd., cash and cash equivalents and provisions. See "SPHI Discussion and Analysis of Financial Condition and Results of Operations." Adjusted working capital is not an item recognized under IFRS, U.S. GAAP or U.K. GAAP and should not be considered as an alternative to profit from operations, operating income or any other indicator of a company's operating performance required by IFRS, U.S. GAAP or U.K. GAAP. Adjusted working capital should not in any way be compared to the operating income, net income or cash flow resulting from our business activities nor should it be used as an indicator of our past or future profitability or liquidity.

Certain other non-GAAP financial measures, such as adjusted EBITDA, adjusted EBITDA (accrual earnings), adjusted gross margin, adjusted gross margin (accrual earnings), are used as defined in this offering memorandum. Such non-GAAP financial measures are not recognized under IFRS, U.S. GAAP or U.K. GAAP and should not be considered as an alternative to profit from operations, operating income or any other indicator of a company's operating performance required by IFRS, U.S. GAAP or U.K. GAAP. Such non-GAAP financial measures should not in any way be compared to the operating income, net income or cash flow resulting from our business activities nor should it be used as an indicator of our past or future profitability or liquidity.

Other Information

As used herein:

- "Iberdrola Renovables Group," "Iberdrola Renovables," "Company," "we," "us," and "our" refer to Iberdrola Renovables, S.A. Unipersonal, a Spanish company, together with its subsidiaries, unless the context otherwise requires.
- "Principal Shareholder" refers to Iberdrola, S.A.
- "ScottishPower Assets" refers to the following assets and companies formerly owned by Iberdrola, S.A. following its acquisition of ScottishPower plc and acquired by us prior to the Offering: ScottishPower Renewable Energy Holdings Limited and its subsidiaries; (i) ScottishPower Holdings, Inc. and its subsidiaries ("SPHI") and Iberdrola Renewable Energy Canada, Ltd. and its subsidiary, True North Wind in Canada, ("the SP US Assets") and (ii) ScottishPower Renewable Energy Limited and its subsidiaries.
- "PPM Energy" refers to PPM Energy, Inc. and its subsidiaries, which is a wholly owned subsidiary of SPHI.
- "Enstor" refers collectively to Enstor Operating Company, LLC, a wholly owned subsidiary of PPM Energy, and the owned gas storage businesses operated by it and its affiliates.
- "SP UK Assets" collectively refers to the following companies: (i) Callagheen Wind Farm Limited, (ii) Beaufort Energy Limited, (iii) CeltPower Limited, (iv) Carland Cross Limited, (v) Coldham Windfarm Limited, (vi) CRE Energy Limited, (vii) Coal Clough Limited, (viii) Wolf Bog Wind Farm Limited, (ix) Wind Resources Limited, and (x) Morecambe Wind Limited. ((i)—(x) are collectively referred to as the "10 U.K. Wind Companies" which, following the restructuring, are held by ScottishPower Renewable Energy Limited and its parent company, ScottishPower Renewable Energy Holding Limited.)
- In this offering memorandum: (i) "€" and "euro" refer to the single currency of the participating member states in the Third Stage of European Economic and Monetary Union of the Treaty Establishing the European Community, as amended from time to time, (ii) "$," "U.S. dollars," and "USD" refer to the lawful currency of the United States and (iii) "£" or "pounds" or "British pounds sterling" or "sterling" refers to the lawful currency of the United Kingdom.
- Installed capacity represents consolidated installed capacity, which, except as otherwise provided, is calculated by including 100% of the installed capacity attributable to our subsidiaries we fully consolidate into our consolidated financial statements and the portion of installed capacity attributable to us for those subsidiaries over which we do not exercise control and in the same proportion in which we consolidate them using the proportional consolidation method. Although historically, in the United States, pursuant to U.S. GAAP, our joint ventures were accounted for under the equity method, the installed capacity of our joint ventures in the United States is included in installed capacity in the same proportion in which we participate in the respective joint ventures.

- Owned capacity represents our aggregate owned capacity, which is calculated by multiplying our percentage ownership of each facility by the total installed capacity.

- References to "actual" in respect of installed capacity means historical installed capacity of Iberdrola Renovables, the SP US Assets (including capacity of wind farms included in the Aeolus institutional investment structures. see "Business—Renewable Energy Businesses—United States") or the SP UK Assets, as the case may be, on a stand alone basis. References to "pro forma" installed renewable capacity mean installed capacity on a consolidated pro forma basis, including the consolidated renewable installed capacity of each of Iberdrola Renovables, the SP US Assets (including capacity of wind farms included in the Aeolus institutional investment structures), and the SP UK Assets, and include 606 MW of installed wind capacity under power purchase agreements with FPL Energy, Inc. ("606 MW FPL PPAs"), but exclude the 537 MW of non-renewable thermal generation capacity. Thermal generation capacity is not classified as renewable capacity.

- Pipeline figures presented in this offering memorandum, except as otherwise noted, are presented on a pro forma basis. The pipeline information presented in this offering memorandum is not weighted by the probability ascribed to each category. The basis and underlying assumptions used in the classification of our pipeline were internally developed and have not been audited or verified by any third party. Further, the criteria used to classify our pipeline may differ by geographic segment. No generally accepted pipeline classification methodology is used in the renewable power generation industry and we expect that our pipeline classification methodology differs from those used by other companies in the industry. As such, our pipeline description may not be comparable with those of other market participants.

- Certain numerical figures presented in this offering memorandum have been subject to rounding adjustments. Accordingly, amounts shown as totals in tables or elsewhere may not be an arithmetic aggregation of the numbers which precede them. In addition, certain percentages presented in the tables in this offering memorandum reflect calculations based upon the underlying information prior to rounding and, accordingly, may not conform exactly to the percentages that would be derived if the relevant calculation were based upon the rounded numbers.

Certain technical terms in this offering memorandum are defined in the section entitled "Glossary of Technical Terms."

FORWARD-LOOKING STATEMENTS

This offering memorandum contains forward-looking statements that reflect our intentions, beliefs or current expectations and projections about our future results of operations, financial condition, liquidity, performance, prospects, anticipated growth, strategies, plans, trends and the markets in which we operate. The words "believes," "expects," "intends," "aims," "objectives," "plans," "projects," "anticipates," "estimates," "contemplates," "continues," "may," "should," "could" and similar expressions commonly identify those forward-looking statements. Forward-looking statements may be found in sections of this offering memorandum entitled "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "SPHI Discussion and Analysis of Financial Condition and Results of Operations," "SP UK Assets Discussion and Analysis of Financial Information," "Industry," "Business," and elsewhere in this offering memorandum. Although we believe that the expectations reflected in forward-looking statements are reasonable, we can give no assurance that these forward-looking statements will materialize or prove to be correct. These forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause our actual results, performance, achievement, or our industry results to be materially different from those expressed or implied by these forward-looking statements. These forward-looking statements are based on numerous assumptions regarding our present and future business strategies and the environment in which we expect to operate in the future. Important factors that could cause our actual results to differ from those in the forward-looking statements include, among other factors:

- weather conditions which may affect our production;

- local state, national and international policies, decisions and regulations in support of renewable energy projects;

- non-compliance with or modifications to regulations applicable to our business;

- limited geographic availability, competition to obtain title to operating sites, timing of permits, grid connection availability and other development constraints;

- uncertainties related to our pipeline capacity projections;
- fluctuations in currency exchange and interest rates;
- fluctuations in the sales price of electricity and variable spreads between current and future gas prices;
- our ability to keep pace with technological changes;
- decreases in the effective life and increases in the costs of maintenance of our wind turbines and other equipment;
- unavailability of equipment such as turbines, blades and masts;
- negative public response to renewable or non-renewable energy projects;
- reductions in the spread between current and future gas prices and prices across geographic markets;
- conflicts of interest with our parent company Iberdrola, S.A.;
- risks associated with our derivatives strategy;
- potential environmental liabilities and the costs of compliance with applicable environmental laws and regulations;
- our ability to successfully implement our planned expansion of operations and realize synergies, cost savings and growth opportunities;
- strains on our resources due to the rapid expansion of our business;
- continued incurrence of costs, including potential tax liabilities, related to our acquisition of the ScottishPower Assets;
- a failure of our network or data gathering procedures or other technological failures;
- our inability to insure against all potential risks;
- reliance on credit and liquidity guarantees in certain jurisdictions;
- non-payment by customers and enforcement of certain contractual provisions;
- the loss of certain of our senior management or key employees; and
- potential losses associated with litigation.

Additional factors that could cause actual results, performance, achievement, or our industry results to differ include, but are not limited to, those discussed under "Risk Factors."

In light of these risks, uncertainties and assumptions, the forward-looking events described in this offering memorandum may not occur. Additional risks that we may currently deem immaterial or that are not presently known to us could also cause the forward-looking events discussed in this offering memorandum not to occur. Except as otherwise required by Spanish, U.S. federal and other applicable securities laws and regulations and by applicable stock exchange regulations, we expressly disclaim any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements, whether as a result of new information, future events, changed circumstances or any other reason after the date of this offering memorandum. Accordingly, prospective investors are cautioned not to place undue reliance on these and other forward-looking statements.

AVAILABLE INFORMATION

For so long as any of our shares remain outstanding and are "restricted securities" within the meaning of Rule 144(a)(3) under the Securities Act, if at any time we are neither subject to the reporting requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), nor exempt from such reporting requirements by complying with the information furnishing requirements of Rule 12g3-2(b) thereunder, we will furnish, upon written request, to any holder or beneficial owner of ordinary shares, or any prospective purchaser designated by such holder or beneficial owner, the information required to be delivered pursuant to Rule 144A.

MARKET AND INDUSTRY DATA

Market data and certain industry forecast data used in this offering memorandum were obtained from market research, publicly available information and industry publications and organizations, including among others "US Wind Power Markets and Strategies, 2007-2015," June 2007, "European Wind Power Markets and Strategies, 2007-2015," June 2007, "Global Wind Plant Ownership Trends and Review," March 7, 2007 and "Global Wind Energy Markets 2007-2015," March 2, 2007, by Emerging Energy Research, LLC, "International Wind Energy Development—World Market Update 2006, Forecast 2007-2011," March 2007 by BTM Consult ApS, "World Energy Outlook 2007" by the International Energy Agency (World Energy Outlook © OECD/IEA, 2007, Annex A, p. 593) and "Future Marine Energy," January 2006 by the Carbon Trust. The Carbon Trust provided this information as part of its activities to promote the development of low carbon technologies. The Carbon Trust does not give investment advice and the information should not be regarded as such. Industry publications generally state that the information they contain has been obtained from sources believed to be reliable, but that the accuracy and completeness of such information is not guaranteed. Market research, while believed to be reliable and accurately extracted by us for the purposes of this offering memorandum, has not been independently verified. This offering memorandum also contains statements regarding our industry and our relative competitive position in the industry that are not based on published statistical data or information obtained from independent third parties, but are internal estimates based on our experience and our own investigation of market conditions. We cannot assure you that any of these assumptions are accurate or correctly reflect our position in the industry and none of our internal surveys or information has been independently verified.

EXCHANGE RATE INFORMATION

The following table sets forth, for the periods indicated, information concerning the exchange rate for euro, expressed in U.S. dollars per €1.00, as determined by the European Central Bank ("ECB"). The rates set forth below are provided solely for your convenience and were not used by us in the preparation of our financial statements included elsewhere in this offering memorandum. These exchange rates are based on the regular daily concertation procedure between central banks within and outside the European System of Central Banks, which normally takes place at 2:15 p.m. ECB time. No representation is made that the euro could have been, or could be, converted into U.S. dollars at that rate or at any other rate.

	Noon Buying Rate			
	Period End	Average(1)	High	Low
	(U.S. dollars per €1.00)			
Year:				
2002	1.0487	0.9456	1.0487	0.8578
2003	1.2630	1.1312	1.2630	1.0377
2004	1.3621	1.2439	1.3633	1.1802
2005	1.1797	1.2441	1.3507	1.1667
2006	1.3170	1.2556	1.3331	1.1826
2007 (through November 21, 2007)	1.4814	1.3599	1.4814	1.2893
Month:				
January 2007	1.2954	1.2998	1.3270	1.2893
February 2007	1.3211	1.3074	1.3230	1.2925
March 2007	1.3318	1.3242	1.3352	1.3083
April 2007	1.3605	1.3516	1.3649	1.3352
May 2007	1.3453	1.3511	1.3615	1.3420
June 2007	1.3505	1.3419	1.3532	1.3287
July 2007	1.3707	1.3716	1.3833	1.3588
August 2007	1.3705	1.3622	1.3818	1.3405
September 2007	1.4179	1.3896	1.4180	1.3580
October 2007	1.4447	1.4228	1.4447	1.4037
November 2007 (through November 21, 2007)	1.4814	1.4629	1.4814	1.4423

(1) The average of the exchange rates for euro on the last day of each full month during the relevant year or each business day during the relevant month.

The following table sets forth, for the periods indicated, information concerning the exchange rate for euro, expressed in British pounds sterling per €1.00, as determined by the European Central Bank. The rates set forth below are provided solely for your convenience and were not used by us in the preparation of our financial statements included elsewhere in this offering memorandum. These exchange rates are based on the regular daily concertation procedure between central banks within and outside the European System of Central Banks, which normally takes place at 2:15 p.m. ECB time. No representation is made that the euro could have been, or could be, converted into British pounds sterling at that rate or at any other rate.

	Last Trade Price			
	Period End	Average[(1)]	High	Low
	(British pounds sterling per €1.00)			
Year:				
2002	0.6505	0.6288	0.6505	0.6092
2003	0.7048	0.6920	0.7235	0.6495
2004	0.7051	0.6787	0.7088	0.6556
2005	0.6853	0.6838	0.7073	0.6624
2006	0.6715	0.6817	0.7006	0.6680
2007 (through November 21, 2007)	0.7197	0.6803	0.7197	0.6549
Month:				
January 2007	0.6633	0.6634	0.6747	0.6549
February 2007	0.6737	0.6680	0.6751	0.6578
March 2007	0.6798	0.6802	0.6854	0.6737
April 2007	0.6827	0.6793	0.6827	0.6761
May 2007	0.6801	0.6814	0.6849	0.6767
June 2007	0.6740	0.6756	0.6793	0.6740
July 2007	0.6740	0.6744	0.6783	0.6691
August 2007	0.6780	0.6777	0.6811	0.6733
September 2007	0.6968	0.6889	0.7005	0.6752
October 2007	0.6972	0.6961	0.7010	0.6913
November 2007 (through November 21, 2007)	0.7197	0.7053	0.7197	0.6924

(1) The average of the exchange rates for euro on the last day of each full month during the relevant year or each business day during the relevant month.

SUMMARY

This summary highlights important information contained elsewhere in this offering memorandum. It does not contain all the information you should consider before investing in the shares. You should read the entire offering memorandum carefully, including a discussion of certain risks of investing in the shares under "Risk Factors." This summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information, including our consolidated financial statements, appearing elsewhere in this offering memorandum.

Overview

We are a leading renewable energy company engaged primarily in the design, development, construction management and operation of generation plants that produce electricity using renewable sources and the sale of electricity produced by such plants. Our business currently includes onshore wind energy and mini-hydro energy, and, to a lesser extent, solar photovoltaic energy. We are also developing offshore wind energy and other renewable technologies, including solar thermal energy, biomass and wave energy. As of and during the nine months ended September 30, 2007, we had 7,342 MW of pro forma installed renewable capacity and produced pro forma 9,736 GWh of electricity using renewable sources worldwide. In addition to the generation of electricity from renewable sources, we also operate in the natural gas storage, energy management and thermal generation businesses. Currently, our activities are primarily focused in Spain, the United States and the United Kingdom, and we have a presence in 16 other countries, including Greece, Poland and France, through our operating assets, pipeline projects, and/or local offices. .

The table below sets forth the contribution by each of our business segments (and, in the case of wind, the geographies in which we operate), to our gross margin, percent of gross margin, EBITDA and percent of EBITDA on a pro forma basis for the nine months ended September 30, 2007 and for the year ended December 31, 2006.

	Pro forma for the nine months ended September 30, 2007(1)				Pro forma for the year ended December 31, 2006(2)			
Business segments	Gross margin(3) *(unaudited)*	% of Gross margin	EBITDA *(unaudited)*	% of EBITDA	Gross margin(3) *(unaudited)*	% of Gross margin	EBITDA *(unaudited)*	% of EBITDA
	(€ in millions, except percentages)							
Wind	651.2	81.3%	522.1	92.5%	881.3	78.7%	733.8	87.1%
Spain(4)	410.3	51.2%	343.0	60.8%	601.2	53.7%	517.5	61.4%
United States	117.7	14.7%	81.0	14.4%	134.9	12.1%	97.5	11.6%
United Kingdom(4)	66.8	8.3%	51.2	9.1%	92.0	8.2%	75.3	8.9%
Rest of the World(4)	56.4	7.0%	47.0	8.3%	53.2	4.8%	43.5	5.2%
Mini-hydro	25.0	3.1%	17.7	3.1%	41.2	3.7%	33.3	3.9%
Total Renewables	676.3	84.5%	539.8	95.7%	922.5	82.4%	767.1	91.0%
Gas(5)	28.8	3.6%	13.7	2.4%	51.4	4.6%	33.2	3.9%
Thermal	52.0	6.5%	40.8	7.2%	62.6	5.6%	50.0	5.9%
Energy management	43.6	5.4%	10.3	1.8%	78.8	7.0%	36.4	4.3%
Other(6)	0.1	0.0%	(40.3)	(7.1)%	4.0	0.4%	(43.9)	(5.2)%
Total	800.7	100.0%	564.3	100.0%	1,119.3	100.0%	842.8	100.0%

(1) Unaudited pro forma financial information derived from the income statement data of Iberdrola Renovables, SPHI and the 10 U.K. Wind Companies as if the Acquisition had been completed on January 1, 2007.

(2) Unaudited pro forma financial information derived from the income statement data of Iberdrola Renovables, SPHI and the 10 U.K. Wind Companies as if the Acquisition had been completed on January 1, 2006.

(3) Gross margin is revenue less energy costs or procurements. See "Presentation of Financial and Other Information—Non-GAAP Financial Measures."

(4) Wind gross margin in Spain, the United Kingdom and the Rest of the World is the same as revenue, as there are no energy costs in these jurisdictions.

(5) Enstor business segment.

(6) "Other" includes other technologies, overhead costs, and other operating income.

On October 3, 2007, we acquired from our parent Iberdrola, S.A. (the "Acquisition") the ScottishPower Assets (as defined below), which consist of significant renewable energy generation and other assets, located primarily in the United States and the United Kingdom. The Acquisition increased our installed wind capacity by 1,992 MW in the United States and by 372 MW in the United Kingdom as of September 30, 2007. Additionally, as part of the Acquisition, we began operating thermal generation, gas storage and energy management businesses in the United States. See "Acquisition and Unaudited Pro Forma Financial Information."

Renewable businesses

Our principal business is the generation of electricity from renewable energy sources. We believe the favorable renewable energy market conditions in the countries in which we operate have been and will continue to be supported by concern about security of energy supply, concern about environmental sustainability and the increasing economic efficiency of renewable technologies. Among other factors, we benefit from current national and international policies which support the development of renewable energy by granting various incentives to renewable energy producers. As of September 30, 2007, we had 7,342 MW of pro forma installed renewable capacity.

Within the renewable business, we specialize in the generation of electricity from wind energy, which represented 95.3% of our pro forma installed renewable capacity, with 7,000 MW of installed wind capacity as of September 30, 2007 and which accounted for 81.3% and 78.7% of our pro forma gross margin and 92.5% and 87.1% of pro forma EBITDA for the nine months ended September 30, 2007 and for the year ended December 31, 2006, respectively.

In addition to wind energy, in the renewable energy sector, we are also present in mini-hydro energy with 342 MW or 4.7% of our pro forma installed renewable capacity as of September 30, 2007. Mini-hydro accounted for 3.1% and 3.7% of our pro forma gross margin and 3.1% and 3.9% of pro forma EBITDA on a pro forma basis for the nine months ended September 30, 2007 and for the year ended December 31, 2006, respectively. Our mini-hydro power plants are located in Spain. We also have 0.3 MW of installed solar photovoltaic capacity and are developing and intend to operate solar thermal, biomass, wave energy and other renewable energy generation technologies. See "Business—Other Renewable Technologies."

The table below sets forth our pro forma installed renewable capacity as of September 30, 2007 in each of our renewable energy business segments and, in the case of wind, the geographies in which we operate.

	Pro forma as of September 30, 2007	
Business segments	**Installed renewable capacity (*in MW*)**	**% of total installed renewable capacity**
Wind	7,000	95.3%
Spain	4,035	55.0%
United States	2,046	27.9%
United Kingdom	372	5.1%
Rest of the World	547	7.5%
Mini-hydro	342	4.7%
Other renewable technologies[1]	0.3	0.0%
Total renewables	7,342	100.0%

(1) Includes 0.3 MW of solar photovoltaic energy in Spain and Greece.

Our development plan (the "Development Plan") targets installing approximately 2,000 MW of renewable capacity per year in order to reach 13,600 MW of installed renewable capacity by 2010. There can be no assurance that we will reach our targets and in the anticipated timeframe. See "Forward-Looking Statements." We have based our Development Plan on the visibility provided by our pipeline and pipeline categorization methodology.

As of September 30, 2007, we had a 41,266 MW pipeline portfolio of renewable energy projects in various phases of development in several geographical markets. We use rigorous objective criteria based on our development experience to categorize our pipeline projects into three categories depending on the phase of development and the percentage probability of being placed successfully into completion per category: (i) "highly confident" (approximately 95% probability), (ii) "likely" (approximately 40-50% probability) and (iii) "probable" (approximately 20% probability). For a more detailed description of the pipeline categories, see "Business—Renewable Energy Businesses—Pipeline" and "Risk Factors—The basis and underlying assumptions used in the classification of our pipeline were internally developed and have not been audited or verified by any third party."

The table below sets forth our project pipeline according to business segment and phase of development as of September 30, 2007:

Pipeline by business segment	Total Pipeline	% Total	Highly confident	% of Highly confident	Likely	% of Likely	Probable	% of Probable
			(in MW, except percentages)					
Wind[1]	40,338	97.8%	2,830	98.2%	11,938	97.1%	25,570	98.0%
Mini-hydro	285	0.7%	—	—	127	1.0%	158	0.6%
Other renewable technologies	643	1.6%	52	1.8%	233	1.9%	358	1.4%
Total renewables	41,266	100.0%	2,882	100.0%	12,298	100.0%	26,086	100.0%

(1) Includes both onshore and offshore wind pipeline.

Within the highly confident category, 1,375 MW are under construction, of which 1,323 MW are in wind projects, 50 MW represents our first solar thermal plant and 2 MW represents our first biomass plant.

Non-renewable businesses

In addition to the renewable energy businesses, our subsidiaries in the United States also (i) offer gas storage services through owned gas storage facilities, (ii) own and operate thermal generation facilities and (iii) operate an energy management business.

We operate our natural gas storage business, which includes the development, operation and ownership of gas storage facilities, through Enstor Operating Company, LLC and its affiliates ("Enstor"). Our gas storage business accounted for 3.6% and 4.6% of our pro forma gross margin and 2.4% and 3.9% of our pro forma EBITDA for the nine months ended September 30, 2007 and for the year ended December 31, 2006, respectively. As of September 30, 2007, we had 0.76 billion cubic meters ("bcm") of working gas storage capacity.

We operate our thermal generation business through PPM Energy, Inc. ("PPM Energy"). Our installed thermal energy generation capacity, as of September 30, 2007, was 537 MW (including the 237 MW Thermal PPA). Thermal energy generation accounted for 6.5% and 5.6% of our pro forma gross margin and 7.2% and 5.9% of our pro forma EBITDA for the nine months ended September 30, 2007 and the year ended December 31, 2006, respectively. On September 11, 2007, we agreed to purchase the 506 MW thermal cogeneration facility at Klamath Falls, Oregon (the "Klamath Cogeneration Facility"). This asset purchase agreement is subject to regulatory consents and approvals. Under the asset purchase agreement, the 237 MW Thermal PPA will be cancelled. See "Business—Non-Renewable Energy Businesses—Thermal."

We operate our energy management business in the United States, through which we purchase, transport, manage, store and market natural gas and power in North America, through PPM Energy. Our energy management business accounted for 5.4% and 7.0% of our pro forma gross margin and 1.8% and 4.3% of our pro forma EBITDA for the nine months ended September 30, 2007 and the year ended December 31, 2006, respectively.

Competitive Strengths

We believe that the following competitive strengths enable us to capitalize on the rapid growth of the renewable energy market in Spain, the United States, the United Kingdom and in other countries.

A world-wide leader in renewable energy

We are a world-wide leader in the renewable energy industry, with 7,342 MW of pro forma installed renewable capacity and a renewable energy project pipeline of 41,266 MW as of September 30, 2007. We are the leader in wind energy with 7,000 MW of pro forma installed wind capacity as of September 30, 2007. Our revenues are generated primarily from our renewable energy businesses.

We operate primarily in wind energy, which represents 95.3% of our total pro forma renewable installed capacity as of September 30, 2007 and also have installed capacity in mini-hydro and solar photovoltaic energy. Additionally, we are developing offshore wind energy and other renewable energy technologies including solar thermal, biomass and wave energy.

We have expanded our operations globally and continue to develop our pipeline of projects to maintain our leadership in the renewable energy industry.

Strong execution track record

We have a strong execution track record in:

- *Increasing our installed renewable capacity across our primary markets.* We have increased our installed renewable capacity across our primary markets mostly through greenfield projects and acquired projects in initial phases of development and, to a lesser extent, by acquiring wind farms in operation or under construction. Our installed renewable capacity has increased from 1,414 MW in 2002 to 4,977 MW as of September 30, 2007 on an actual basis (growing at a compound annual growth rate ("CAGR") of 30.3%), and to 7,342 MW as of September 30, 2007 on a pro forma basis as a result of the Acquisition;

- *Maintaining our competitive position.* Due to the continuous expansion of our business since 2003, we have maintained our competitive position in Spain with over 30% market share according to the Spanish Wind Energy Association. Additionally, the businesses that we have integrated through the Acquisition in both the United States and the United Kingdom have maintained competitive market shares in the respective jurisdictions since 2003. See "Business—Renewable Energy Businesses—United States and —United Kingdom";

- *Growing a rigorously categorized and visible pipeline.* Our pipeline has increased from 6,846 MW as of December 31, 2004 on an actual basis to 41,266 MW as of September 30, 2007 on a pro forma basis. We consider the sourcing of our pipeline a core skill and have achieved competitive advantages that we believe will allow for our pipeline to continue to grow, including our scale and geographic footprint, our know-how and track record from our experienced project teams dedicated to sourcing new opportunities and project management, the awareness of our global brand, the support from Iberdrola, S.A. and our agreements with turbine suppliers across geographies. This experience allows us to take a rigorous and systematic approach in defining and segmenting our pipeline;

- *Expanding internationally.* All of our operations were initially located in Spain. We have expanded our business internationally and as of September 30, 2007, we are present in 19 countries. We believe our international asset base, in terms of pro forma installed renewable capacity (60% in Spain, 28% in the United States, 5% in the United Kingdom and 7% in the Rest of the World) and our pipeline (16% in Spain, 51% in the United States, 15% in the United Kingdom and 18% in the Rest of the World), both as of September 30, 2007, provide us flexibility in allocating capital expenditures across jurisdictions, depending on the respective regulatory and market environments, among other factors;

- *Delivering on targets.* We have exceeded our targets for 2006 as set forth in the Iberdrola, S.A.'s 2002-2006 Strategic Plan ("2002 Strategic Plan"). The 2002 Strategic Plan projected an increase of more than 250% in our installed renewable capacity from our actual installed renewable capacity of 1,070 MW as of December 31, 2001 and targeted accumulated investments in the renewable energy sector for the period from 2002-2006 of €2.4 billion. As of December 31, 2006, we had an actual installed capacity of 4,434 MW, surpassing the 3,834 MW target, and had completed investments in the renewable energy sector during the period 2002-2006 of €3.7 billion; and

- *Delivering profitable growth.* For the year ended December 31, 2004, we had €329.5 million of gross margin and €256.0 million in EBITDA on an actual basis. We have grown profitably in recent years, and on an actual basis, from 2004 to 2006, our gross margin and EBITDA have grown at a compound annual growth rate of 45.3% and 47.5%, respectively, and our EBITDA margins have remained stable, which were on average 80% during the same period.

Early move into the renewable energy market

We believe we have positioned ourselves uniquely through our early move into the renewable energy market. We believe our early move provides us with competitive advantages over our competitors, including access to superior sites for our wind farms, a management team with extensive experience, the "Iberdrola" name's historical brand awareness as a player in the renewables sector, strong relationships with suppliers and clients and our knowledge of regulatory schemes.

Focus on operating excellence

As of September 30, 2007, we controlled almost all of our wind farms and mini-hydro plants. See "Business—Renewable Energy Businesses." We have implemented models for optimizing operation and maintenance that focus on efficiency, maximize the availability of resources, improve the integration of renewable energy into the electricity networks and increase asset life. See "Business—Operational Model." We intend to apply our operational models to all our assets. As a result of having control over almost all of our assets and through our experience in site-selection, licensing, project approval and construction activities and implementing operation and maintenance models, we have achieved operating efficiencies that we believe have contributed to our high EBITDA margins, which were on average 80% from 2004 to 2006 on an actual basis.

Diversified business across diverse geographies

We currently have a presence in 19 countries, which decreases our dependence on the regulatory policies of any single jurisdiction and contributes to the stability of our cash flow. In addition, we are able to export technical skills and industry expertise into new markets as we expand our business. We are primarily focused in Spain, the United States and the United Kingdom, but we have a presence in 16 other countries, including Greece, France and Poland, through our operating assets, pipeline projects and/or local offices.

Long-term agreements secured with wind turbine manufacturers

We have strong relationships with our key suppliers and have secured approximately two-thirds of our future turbine supply needs until 2010 as set forth in our Development Plan by entering into supply agreements as of September 30, 2007 at market terms with our key turbine suppliers, including Gamesa Eólica S.A. ("Gamesa Eólica"), Suzlon Energy ("Suzlon"), Mitsubishi Power Systems, Inc. ("Mitsubishi"), GE Wind Energy ("GE Wind") and Siemens Wind Power ("Siemens"), among others. We believe that in the future our market leadership position will contribute to secure our supply needs and will allow us to access key manufacturers and the latest technical features, including customized turbine models which will contribute to optimizing our operational and maintenance efficiencies. See "Business—Renewable Energy Businesses—Wind."

Support from Iberdrola, S.A., a world leader in energy

We benefit, and expect to continue to benefit, from the support and commitment from our parent company, Iberdrola, S.A., for the growth of our business. Iberdrola, S.A. is one of the leading European utilities with over 100 years of experience in managing utility assets, and dealing with regulators and sector agents, has a strong financial position and has developed a well-recognized international brand. Through various agreements, including a framework agreement between us and Iberdrola, S.A. dated November 5, 2007 (the "Framework Agreement"), Iberdrola, S.A. provides financing for our operations and additional services that allow us to benefit from its experience. See "Related Party Transactions."

Positioned to deliver competitive and highly visible growth

We believe the strong growth and visibility of our pipeline is a result of our technical skills and industry experience in developing new wind farm sites and our access to a wide range of market opportunities as a result of our scale, geographic footprint and support from our parent company, Iberdrola, S.A., and the rigorous and systematic approach we follow to build our pipeline. Our Development Plan targets installing approximately 2,000 MW of renewable capacity per year in order to reach 13,600 MW of renewable capacity by 2010. There can be no assurance that we will reach our targets and in the anticipated timeframe.

Of our total project pipeline of 41,266 MW, as of September 30, 2007, we have 2,882 MW in the "highly confident" development phase (approximately 95% probability of successful completion) (1,375 MW of which are currently under construction), 12,298 MW in the "likely" development phase (approximately 40-50% probability of successful completion) and 26,086 MW in the "probable" development phase (approximately 20% probability of successful completion). For a description of the development phases, see "Business—Renewable Energy Businesses—Pipeline." Our project pipeline is also diversified across several jurisdictions, with 6,621 MW (or 16.0%) of the project pipeline located in Spain, 21,222 MW (or 51.4%) of the project pipeline located in the United States, 6,083 MW (or 14.7%) of the project pipeline located in the United Kingdom and 7,340 MW (or 17.8%) of the project pipeline located in other jurisdictions with significant potential in renewable energy. Of the 41,266 MW total pipeline, 40,338 MW correspond to wind projects (97.8% of total). We believe our focus on our three core markets, Spain, the United States and the United Kingdom, which tied for 2nd, ranked 1st and tied for 2nd, respectively, on the "Ernst & Young Renewable Energy Country Attractiveness Index" for the second quarter of 2007 (the "E&Y Index") will facilitate our future growth.

Stable and secured revenue base

We operate in countries whose existing regulatory regimes contribute to revenue stability and foreseeable revenue streams for our power plants. The Spanish regulatory regime offers the option of a fixed remuneration for electricity from renewable energy sources under the tariff regime or a market plus premium pricing regime. Additionally, in Spain, energy produced from renewable sources has priority grid access, and under the regulatory scheme and market rules, the sale of such energy is guaranteed. The United Kingdom and the United States also offer different forms of predictable benefits and incentive schemes that limit the exposure of renewable electricity prices to market prices for electricity, such as Renewable Obligation Certificates ("ROCs"), the federal ten-year renewable energy production tax credit ("PTCs") or the Modified Accelerated Cost Recovery System ("MACRS"). See "Regulatory" and "Risk Factors—Our profitability in each of the regional markets in which we operate is dependent on policies and regulatory frameworks that support renewable energy development." The sale of most of the electricity produced by our existing wind farms in the United States and in the United Kingdom is contracted through long-term power purchase agreements ("PPAs"), which secure the sale of energy and environmental attributes and, in particular, in the United States result in a remuneration regime that has limited exposure to market prices for electricity, which further contributes to the foreseeability and stability of our revenue.

Experienced and committed management team

We have an experienced and committed senior management team comprised of market leaders in Spain, the United States and the United Kingdom, with over 240 years of combined experience in the energy industry. Our senior management team is supported by centralized group functions and highly qualified local managers who we believe possess the capabilities required to compete effectively in a competitive market and to successfully execute our strategy.

Strategy

We are a global leader in renewable power generation and we aim to maintain and enhance this position in terms of size and profitability. We intend to focus on wind energy in the short-term but will also continue positioning ourselves to benefit from the growth of other renewable technologies over the longer term. Pursuant to our Development Plan, we aim to install approximately 2,000 MW of renewable capacity per year in order to reach 13,600 MW of renewable capacity by 2010, and believe our current pipeline of 41,266 MW on a pro forma basis as of September 30, 2007, in accordance with our pipeline categories, provides visibility to allow us to reach our targets. There can be no assurance that we will reach our targets and in the anticipated timeframe. See "Forward-Looking Statements." See "Business—Renewable Energy Businesses—Pipeline." To achieve our aims, we plan to implement the following strategies:

Continue profitable growth by capturing existing opportunities

We intend to maximize the growth of our business while maintaining its profitability by focusing on the markets and technologies in which we currently operate. Our core markets, Spain, the United States and the United Kingdom, benefit from some of the most stable, predictable and supportive regulatory regimes in the world and the highest growth prospects in terms of capacity, allowing us to expand our operations while achieving attractive returns on our investments. Our business is primarily comprised of wind capacity and we anticipate that continued development of our wind farm portfolio will be our primary source of growth in coming years.

We intend to expand our business primarily through organic growth through the development of our pipeline, complemented by selective and strategic acquisitions (both geographically and technologically).

We also monitor the market in order to be able to quickly adapt our strategy as market conditions (both geographically and technologically) change.

Optimize profitability and efficiency of projects and asset life

We aim to continue to optimize profitability by seeking operating and maintenance efficiencies for all of our renewable technologies. We intend to maintain and optimize our efficiency levels by maximizing availability of installed capacity, maintaining our facilities' technical performance over their useful lives and improving the integration of wind energy into electricity networks.

Positioning for long-term growth

We seek to capture long-term growth by: (i) positioning ourselves in new markets, (ii) investing in other renewable technologies and (iii) continuously focusing on innovation.

We intend to competitively position ourselves in new markets by appointing local management teams to thoroughly understand market characteristics and strive to create favorable conditions for renewable energy development.

We intend to continue investing in other renewable technologies by monitoring and testing other potentially viable renewable energy technologies and focusing on technologies most likely to achieve cost efficiencies and become economically competitive.

We seek to continuously focus on innovation in order to optimize the performance of our current renewable energy power plants and contribute to electricity network stability.

THE OFFERING

The Offering	768,011,800 ordinary shares, following a capital increase. The Offering will consist of: (i) *Retail and Employee Offering.* (a) A public offering of 153,602,360 shares (20% of the Offering) to retail investors in Spain and Andorra and to certain shareholders of Iberdrola, S.A. in Spain and holders of Crest Depositary Interests ("CDI Holders") of Iberdrola, S.A. in the United Kingdom, and (b) an offering to certain of our employees and the employees of our subsidiaries in Spain and elsewhere (including qualifying employees in the United States pursuant to exemptions from the registration requirements of the Securities Act), (the "Retail and Employee Offering"); (ii) *Spanish Institutional Offering.* A Spanish institutional offering of 115,201,770 shares (15% of the Offering) to qualified investors in Spain (the "Spanish Institutional Offering"), each of (i) and (ii) by way of a separate Spanish prospectus (*folleto informativo*); and (iii) *International Institutional Offering.* Private placements of 499,207,670 shares (65% of the Offering) to institutional investors in various jurisdictions outside Spain (the "International Institutional Offering, together with the Spanish Institutional Offering, the "Institutional Offering"), including a private placement in the United States to qualified institutional buyers as defined in, and in reliance on, Rule 144A under the Securities Act. All offers and sales outside the United States will be made in compliance with Regulation S under the Securities Act. In addition, Iberdrola Generación, S.A. Unipersonal, ("Iberdrola Generación"), a wholly owned subsidiary of Iberdrola, S.A., will acquire 76,801,180 shares from Iberdrola Renovables outside the Offering at the Offering Price in connection with the Over-allotment Option described below.
Indicative Offering Price Range	The Indicative Offering Price Range is €5.30 to €7.00 per share. This price range for the Offering is indicative only and may be modified, and the final Offering Price may be outside of this range. The offering price in the Retail and Employee Offering will be the lower of (i) the maximum price for the Retail and Employee Offering set on December 3, 2007 and (ii) the offering price in the International Institutional Offering and the Spanish Institutional Offering.
Over-allotment Option	Iberdrola Generación has granted the Managers an option (the "Over-allotment Option") to purchase at the Offering Price up to 76,801,180 shares (or 10.0% of the total number of shares initially offered in the Offering) (the "Option Shares"). The Over-allotment Option is exercisable within 30 calendar days from the date on which our shares are listed on the Spanish stock exchanges and quoted on the Automated Quotation System of Spanish stock exchanges. To the extent that the Over-allotment Option is not exercised in full or at all, Iberdrola Generación will be required to dispose of the remaining Option Shares during the year following the listing of our shares on the Spanish stock exchanges, subject to the provisions of the lock-up agreement described below.
Reallocation	The Joint Global Coordinators, with our consent, and we, after non-binding consultation with the Joint Global Coordinators, may reallocate shares among the Retail and Employee Offering,

	International Institutional Offering and the Spanish Institutional Offering prior to the closing date of the Offering, subject to certain limitations.
Principal Shareholder	Upon the closing of the Offering, Iberdrola, S.A. will own, directly or indirectly (including through Iberdrola Generación), an aggregate of 81.8% of our share capital if the Over-allotment Option is not exercised or 80.0% if the Over-allotment Option is fully exercised.
Lock-up Agreements	Subject to certain exceptions, including certain issuances of shares and pursuant to share incentive plans, we, Iberdrola, S.A. and Iberdrola Generación have agreed with the Joint Global Coordinators, for a period commencing on the date of this offering memorandum and ending 180 days after the shares are listed on the Spanish stock exchanges, without the prior written consent of the Joint Global Coordinators (whose consent cannot be withheld without justification), not to agree to the issue of, or issue, offer, pledge, sell, contract to sell, sell an option or a contract to buy, purchase a sale option or contract to sell, grant an option, right or guarantee of purchase, pledge, lend or otherwise dispose of or transfer, directly or indirectly, any of or shares or convertible securities that can be exercised or exchanged for shares, warrants or any other instruments that may grant the right to subscribe to or acquire shares, nor directly or indirectly, undertake any transaction that could have an effect similar to the foregoing; or enter into any swap contract or other contracts or transactions by virtue of which the economic effects of ownership of our shares are transferred in whole or in part, directly or indirectly, as further described in "Plan of Distribution—Lock-Up Agreements."
Dividends	The shares offered hereby will be eligible for any dividends paid or declared after the Offering. See "Dividends and Dividend Policy."
Voting Rights	Each share entitles the holder to one vote. See "Description of Share Capital—Shareholders' Meeting and Voting Rights."
Use of Proceeds	We estimate that our net proceeds from the Offering (after deducting certain fees, commissions and estimated expenses of the Offering) will be approximately €5,076.2 million using, for illustrative purposes only, an offering price of €6.15 per share (the mid-point of the Indicative Price Range set forth on the cover of this offering memorandum). The illustrative offering price does not reflect what the final Offering Price will be. The purpose of the Offering is to facilitate the financing of our development plans. We intend to use the net proceeds of the Offering to repay substantially all of our indebtedness we owe to our parent company and principal shareholder, Iberdrola, S.A., which, on a pro forma basis as of September 30, 2007 was €3,753.0 million. See "Use of Proceeds."
Listing and Trading	No public market currently exists for our shares. Application has been made for the shares to be admitted to listing on the Madrid, Barcelona, Bilbao, and Valencia stock exchanges and quoted on the Automated Quotation System of the Spanish stock exchanges. Trading of the shares on the Automated Quotation System is expected to commence on or about December 13, 2007. If the shares are not listed on the Spanish stock exchanges and quoted on the Automated Quotation System of the Spanish stock exchanges by January 14, 2008, the Offering will terminate, the shares will be returned to us and the purchase price will be returned to the purchasers, together with accrued interest.
Payment and Settlement	We expect the shares to be delivered against payment of the Offering Price on the settlement date, which is anticipated to be on or about December 17, 2007 to the accounts of purchasers through the book-

	entry facilities of *Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores, S.A.U.* ("Iberclear"), or through the book-entry facilities of the custodian of the Euroclear System or the custodian for Clearstream, Luxembourg.
Spanish stock exchanges ticker symbol	"IBR"
Risk Factors	For a discussion of certain risk factors relevant to an investment in the shares, see "Risk Factors."
Pricing Date	On or about December 11, 2007.

SUMMARY HISTORICAL FINANCIAL AND OTHER DATA

Summary Historical Financial Data

The following is a summary of the historical consolidated financial data of Iberdrola Renovables and its subsidiaries prior to the Acquisition. The following summary historical consolidated financial data has been extracted from (a) the audited consolidated financial statements of Iberdrola Renovables as of and for the year ended December 31, 2005 and as of and for the year ended December 31, 2006, prepared in accordance with IFRS and (b) the unaudited consolidated financial statements of Iberdrola Renovables as of and for the nine months ended September 30, 2007, prepared in accordance with IFRS. We adopted IFRS as our primary accounting principles from January 1, 2005, and our first consolidated financial statements under IFRS are those as of and for the year ended December 31, 2005. The summary historical consolidated financial data also includes, for comparative purposes only, unaudited consolidated financial information as of and for the year ended December 31, 2004 using IFRS as included in the audited financial statements as of and for the year ended December 31, 2005 and unaudited consolidated condensed financial information as of and for the nine months ended September 30, 2006 as included in the unaudited financial statements as of and for the nine months ended September 30, 2007. For more information regarding our transition to IFRS, see "Note 3. Transition to International Financial Reporting Standards, IFRS" in the notes to the audited consolidated financial statements as of and for the year ended December 31, 2005 included in this offering memorandum. We have presented below summary cash flow information for the years ended December 31, 2005 and 2006, and for the nine months ended September 30, 2006 and 2007. The 2004 cash flow information presented elsewhere in this offering memorandum is unaudited and was prepared by applying IFRS in effect at December 31, 2005 and is presented in the audited consolidated financial statements as of and for the year ended December 31, 2005 for comparative purposes only. Moreover, the cash flow statements presented in the consolidated financial statements as of and for the year ended December 31, 2006 have been prepared following the new presentation format used by our parent company, Iberdrola, S.A., which is different from the former cash flow presentation format included in the consolidated financial statements as of and for the year ended December 31, 2005. As a consequence, the line items for the 2004 and 2005 cash flow statements presented in the audited financial statements as of and for the year ended December 31, 2005 included elsewhere in this offering memorandum have not been reclassified to reflect the changes to the audited cash flow statements as of December 31, 2006. The audited consolidated financial statements as of and for the year ended December 31, 2006, which are presented below, include the reclassified December 31, 2005 cash flow information for comparative purposes only. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" for a reconciliation of the line items between the current presentation format for the cash flow statements for the year ended December 31, 2006 and the former presentation format for cash flow statements for the year ended December 31, 2005, and for the year ended December 31, 2004 included for comparative purposes only in the audited consolidated financial statements as of and for the year ended December 31, 2005.

The summary historical consolidated financial data should be read in conjunction with "Selected Consolidated Historical Financial and Other Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations," and our historical financial statements and the relevant notes thereto included elsewhere in this offering memorandum.

Income statement data:

	For the year ended December 31,			For the nine months ended September 30,	
	2004[1] *(unaudited)*	2005 *(audited)*	2006 *(audited)*	2006 *(unaudited)*	2007 *(unaudited)*
	(€ in millions, except percentages and earnings per share)				
Revenue	329.5	557.3	695.6	514.4	494.4
Gross margin[2]	329.5	557.3	695.6	514.4	494.4
Net operating expense	(68.1)	(85.3)	(130.1)	(98.5)	(129.9)
EBITDA[3]	256.0	457.6	556.7	410.4	357.9
EBITDA margin[4]	77.7%	82.1%	80.0%	79.8%	72.4%
Depreciation and amortization, charge and allowances	(108.5)	(149.9)	(182.4)	(137.6)	(157.3)
Profit from operations (EBIT)	147.5	307.7	374.3	272.8	200.6
EBIT margin[5]	44.8%	55.2%	53.8%	53.0%	40.6%
Finance income	8.2	4.4	31.8	25.4	9.0
Finance costs	(88.8)	(68.8)	(100.4)	(69.7)	(117.6)
Profit before tax	61.8	243.4	306.6	228.5	91.4
Income tax	(23.5)	(90.2)	(106.2)	(74.4)	(35.9)
Net profit for the year	38.3	153.2	200.4	154.1	55.5
Minority interests	(3.9)	(8.9)	(10.7)	(10.1)	(6.8)
Net profit for the year attributable to equity holders of the parent	34.5	144.3	189.7	144.0	48.7
Earnings per share (€)[6]	2.09	8.77	11.52	8.75	2.96

(1) The consolidated income statement data as of December 31, 2004 is presented for comparative purposes only and is not audited. We prepared the 2004 consolidated income statement by applying IFRS in effect at December 31, 2005.

(2) Gross margin is revenues less energy costs or procurements. As there are no cost of sales or procurements for renewable energy generation in Spain, gross margin is the same as revenues.

(3) EBITDA represents earnings before interest, income taxes, depreciation and amortization. EBITDA is included because it is frequently used by certain investors, securities analysts and other interested parties in evaluating similar companies. However, because all companies do not calculate EBITDA identically, our presentation of EBITDA may not be comparable to similarly titled measure of other companies. EBITDA is not an item recognized under IFRS and should not be considered as an alternative to profit from operations, operating income or any other indicator of a company's operating performance required by IFRS. EBITDA should not in any way be compared to the operating income, net income or cash flow resulting from our activities nor should it be used as an indicator of our past or future profitability or liquidity.

(4) EBITDA margin is EBITDA divided by gross margin.

(5) EBIT margin is EBIT divided by gross margin.

(6) Represents net profit divided by average number of shares. Average number of shares used for earnings per share for each of the periods in the table above was 16,460,044 shares.

Balance sheet data:

	As of December 31,			As of September 30,
	2004[1] (unaudited)	2005 (audited)	2006 (audited)	2007 (unaudited)
	(€ in millions)			
ASSETS				
Non-current assets				
Intangible assets	13.5	42.4	44.4	42.4
Goodwill	2.9	30.8	31.0	31.0
Other intangible assets	10.6	11.6	13.4	11.4
Property, plant and equipment	2,816.0	3,460.1	4,135.3	4,820.7
Property, plant and equipment in use	2,401.4	3,139.6	3,574.6	3,898.7
Property, plant and equipment in process	414.5	320.5	560.7	922.0
Financial assets	57.9	30.3	71.0	70.8
Investments accounted for using the equity method	34.0	0.1	0.1	0.1
Non-current equity investments	4.2	0.3	1.1	12.3
Other non-current financial investments	19.7	29.9	67.3	53.0
Derivative financial instruments	0	0	2.5	5.4
Public Administrations	17.8	10.7	0	0
Deferred tax assets	51.9	55.4	33.7	36.2
	2,957.0	3,598.9	4,284.4	4,970.1
Current assets				
Current trade and other receivables	205.7	293.2	145.0	132.7
Current financial assets	12.1	33.4	38.7	48.3
Current equity investments	7.6	0.4	2.3	1.1
Other financial investments	4.5	33.0	35.1	41.5
Derivative financial instruments	0	0	1.3	5.7
Tax receivables	125.0	101.4	145.0	161.9
Cash and cash equivalents	27.5	61.4	122.8	121.7
	370.5	489.4	451.5	464.6
Total assets	3,327.5	4,088.3	4,735.9	5,434.7
EQUITY AND LIABILITIES				
Of Shareholders of the parent	425.2	557.9	718.9	648.3
Share Capital	164.6	164.6	164.6	164.6
Share Premium	60.3	102.0	102.0	102.0
Unrealized assets and liabilities revaluation reserve	(9.1)	(8.6)	0.8	3.1
Other reserves	172.7	153.4	261.8	326.2
Translation differences	2.2	2.2	0	3.7
Net profit for the year	34.5	144.3	189.7	48.7
Minority interests	15.9	66.5	75.8	77.0
	441.2	624.3	794.7	725.3
Non-current liabilities				
Deferred income	14.8	90.9	117.5	121.1
Provisions	1.6	27.4	15.3	17.9
Bank borrowings and other financial liabilities	349.1	366.0	484.6	565.3
Bank borrowings-loans	270.5	293.1	482.2	564.6
Derivative financial instruments	78.7	72.9	2.4	0.8
Other non-current liabilities	507.8	495.2	461.0	432.0
Deferred tax liabilities	9.7	25.4	26.8	26.7
Total non-current liabilities	882.9	1,004.9	1,105.1	1,163.0
Current liabilities				
Provisions	0.1	8.8	2.3	1.7
Bank borrowings and other financial liabilities	24.3	79.1	109.1	142.1
Bank borrowings-loans	24.3	78.4	109.0	142.0
Derivative financial instruments	—	0.7	0.1	0.1
Trade and other payables	1,979.0	2,371.2	2,724.7	3,402.6
Trade payables	29.0	123.2	173.4	157.9
Current tax liabilities and other tax payables	34.8	76.9	64.0	52.7
Other current liabilities[2]	1,915.2	2,171.1	2,487.3	3,192.0
Total current liabilities	2,003.5	2,459.1	2,836.1	3,546.4
Total liabilities	2,886.3	3,464.0	3,941.2	4,709.4
Total equity and liabilities	3,327.5	4,088.3	4,735.9	5,434.7

(1) The consolidated balance sheet data as of December 31, 2004 is presented for comparative purposes only and is not audited. We prepared the 2004 consolidated income statement by applying IFRS in effect at December 31, 2005.

(2) Other current liabilities include transactions with other Iberdrola Group Companies.

Cash flow data:

	For the year ended December 31,		For the nine months ended September 30,	
	2005	2006	2006	2007
	(€ in millions)			
Cash flows from operating activities (I)	751.8	703.5	348.6	706.9
Cash flows from investing activities (II)	(740.2)	(688.8)	(407.3)	(616.2)
Cash flows from financial activities (III)	22.2	46.8	91.9	(91.8)
Net increase in cash and cash equivalents (I+II=III)	33.8	61.5	33.2	(1.1)
Cash and cash equivalents at January 1	27.6	61.3	61.3	122.8
Cash and cash equivalents at end of the period	61.4	122.8	94.5	121.7

SUMMARY PRO FORMA FINANCIAL AND OTHER DATA

You should read the following information in conjunction with "Presentation of Financial and Other Information" and with our financial statements and the financial statements of SPHI and each of the 10 U.K. Wind Companies and, in each case, together with the related notes thereto which are included elsewhere in this offering memorandum.

The pro forma financial information referred to in these explanatory notes has been prepared to provide the reader with combined financial information of the Iberdrola Renovables Group resulting from the Acquisition and the Loan Contribution (as defined and further described below). The pro forma financial information is unaudited. The pro forma financial information has been prepared in accordance with the terms and conditions of EC Regulation 809/2004 and in accordance with the recommendations of the Committee of European Securities Regulators concerning the consistent implementation of such regulation (CESR/05-0546). The pro forma financial information has been prepared for illustrative purposes only and does not purport to represent what our results of operations or financial condition actually would have been if the Acquisition and the Loan Contribution had occurred on the dates provided below, nor does it purport to provide an accurate picture of the financial information or actual results of Iberdrola Renovables, SPHI or the 10 U.K. Wind Companies, nor does it purport to project our results of operations for any future period or our financial condition at any future date, and does not reflect any adjustment to liabilities for restructuring nor the impact of any potential synergies deriving from the Acquisition. Prior to the Acquisition we have not operated or managed either the SP US Assets or the SP UK Assets. Investors are cautioned against placing undue reliance on the pro forma financial information.

The consolidated financial statements of SPHI and the 10 U.K. Wind Companies used in the preparation of the unaudited pro forma financial information have been prepared under the accounting principles of their respective countries (U.S. GAAP and U.K. GAAP, respectively). The unaudited consolidated financial information for the SP UK Assets prepared under U.K. GAAP included in the pro forma financial information differs from the unaudited aggregated financial information reflected in "SP UK Assets Discussion and Analysis of Financial Information" included elsewhere in this offering memorandum as the unaudited aggregated financial information does not represent a proper consolidation in accordance with U.K. GAAP or IFRS. No adjustments were required to be made to the financial information of the SP UK Assets which was consolidated under U.K. GAAP to consolidate such financial information under IFRS for the purposes of preparing the pro forma financial information of Iberdrola Renovables Group. Further, none of the balance sheets and income statements of Iberdrola Renovables, SPHI and the 10 U.K. Wind Companies as of and for the nine months ended September 30, 2007, as used in the preparation of the pro forma financial information as of and for the nine months ended September 30, 2007, have been audited.

The pro forma financial information has been prepared by applying certain harmonization accounting and pro forma adjustments to the historical financial information of Iberdrola Renovables, SPHI and the 10 U.K. Wind Companies, which are included elsewhere in this offering memorandum and which were prepared in accordance with IFRS, U.S. GAAP and U.K. GAAP, respectively. You should read the following summary pro forma financial information in conjunction with "Presentation of Financial and Other Information" and the section entitled "Acquisition and Unaudited Pro Forma Financial Information" included elsewhere in this offering memorandum. For further details related to the preparation of the unaudited pro forma financial information and the adjustments made thereto, see "Acquisition and Unaudited Pro Forma Financial Information."

For the nine months ended September 30, 2007

Segmentation by business note to the summary unaudited pro forma income statement:

Business segments	Wind	Mini-hydro	Gas[1]	Thermal	Energy mgmt	Others	Total
				(€ in millions)			
Operating revenue	721.0	25.0	28.8	298.6	48.4	0.1	1,122.0
Procurements	(69.8)	—	—	(246.7)	(4.9)	—	(321.3)
Gross margin	651.2	25.0	28.8	52.0	43.6	0.1	800.7
Operating costs	(129.1)	(7.3)	(15.1)	(11.2)	(33.3)	(40.4)	(236.4)
EBITDA	522.1	17.7	13.7	40.8	10.3	(40.3)	564.3
EBITDA margin[2]	80.2%	70.8%	47.6%	78.5%	23.6%	—	70.5%
Depreciation and amortization charge and provisions	(255.0)	(8.3)	(23.6)	(10.2)	(1.2)	0.7	(297.6)
Profit from operations (EBIT)	267.1	9.4	(9.9)	30.6	9.1	(39.6)	266.7
EBIT margin[3]	41.0%	37.6%	(34.3)%	58.8%	20.9%	—	33.3%

(1) Enstor business segment.

(2) EBITDA margin is EBITDA divided by gross margin.

(3) EBIT margin is EBIT divided by gross margin.

September 30, 2007

Unaudited pro forma balance sheet:

	Total (Recalculated)
	(€ in millions)
Total non-current assets	14,285.5
Total current assets	1,297.9
Total assets	15,583.4
Total equity	6,731.0
Total capital instruments with debt-like characteristics	550.6
Total non-current liabilities	3,329.1
Total current liabilities	4,972.7
Total equity and liabilities	15,583.4

RISK FACTORS

You should consider all of the information in this offering memorandum, including the following risk factors, before deciding to invest in the shares. The actual occurrence of any of the following risks could have a material adverse effect on our business, financial condition and results of operations. In that case, the trading price of our shares could also decline and you could lose all or part of your investment.

The risks described below are those that we believe are material, but these may not be the only risks and uncertainties that we face. Additional risk factors not currently known or which are currently deemed immaterial may also have a material adverse effect on our business and financial condition or result in other events that could lead to a decline in the value of the shares. This offering memorandum also contains forward-looking statements that involve risks and uncertainties. The actual results could differ materially from those anticipated in such forward-looking statements as a result of certain factors, including the risks faced by us described below and elsewhere in this offering memorandum.

Risks Associated with the Renewable Energy Industry

We operate wind farms, whose profitability is highly dependent on suitable wind and associated weather conditions.

Our main activity is the business of producing electricity from renewable sources, principally wind. Wind energy production accounted for 81.3% of our pro forma gross margin and 92.5% of our pro forma EBITDA for the nine months ended September 30, 2007. See "Acquisition and Unaudited Pro Forma Financial Information." The amount of energy generated and the profitability of wind farms are highly dependent on climatic conditions, particularly wind conditions, which are variable. As turbines will only operate when wind speeds fall within certain specific ranges which vary by type and manufacturer, if wind speeds fall outside such equipment specifications, energy output at our wind farms would be expected to decline.

During the development phase and prior to construction of any wind farm, a wind study is conducted to evaluate the potential energy capacity of the site. We base our core assumptions and investment decisions on the findings of this study. We cannot guarantee that observed climatic conditions, particularly wind conditions, at a project site will conform to the assumptions that were made during the project development phase on the basis of such wind studies, and therefore we cannot guarantee that our wind farms will be able to meet their anticipated production levels. A decline in wind at all or many of our wind farms could lead to reductions in operational efficiency, energy production and profitability.

Moreover, earthquakes, hurricanes, tornados, lightning strikes, severe storms or other exceptional weather conditions or natural disasters could damage our wind farms and facilities and decrease production levels.

Such events, particularly to the extent that they affect multiple wind farms and project sites, could have a material adverse effect on our business, financial condition or results of operations.

Our profitability in each of the regional markets in which we operate is dependent on policies and regulatory frameworks that support renewable energy development.

The development and profitability of renewable energy projects is significantly dependent on policies and regulatory frameworks that support such development. Certain jurisdictions provide various types of incentives that support the sale of energy generated from renewable sources. In particular, the European Union, its member states, including Spain and the United Kingdom, and the United States have adopted policies and measures that actively support renewable energy projects. These policies include, among others: (i) renewable energy national targets such as in Spain or renewable energy purchase obligations imposed on established power producers and/or distributors, such as in the United Kingdom and certain states in the United States, (ii) tax incentives (such as, in the United States, the federal accelerated tax depreciation under the MACRS and PTCs, which grant income tax credits in proportion to the quantity of wind energy produced and sold during a taxable year), (iii) environmental certificates programs (such as ROCs in the United Kingdom and Renewable Energy Credits ("RECs") in certain states in the United States) that trade on both organized and informal markets and (iv) preferential rights of access to the transmission network and the right to deliver production through the network in Spain and certain other jurisdictions. See "Regulatory."

Support for renewable energy sources has been strong in recent years. While the European Union and the United States have affirmed their desire to continue and strengthen their support for renewable energy in the past, there can be no assurance that such policies will not be adversely modified or that any other supportive policies of renewable energy development, particularly those affecting wind farms, will continue to exist. See "Regulatory."

In Spain, on May 25, 2007, the Spanish government passed Royal Decree 661/2007 which replaces Royal Decree 436/2004, introducing new elements to the economic regime while maintaining the same basic regulatory principles. The tariffs, premiums, complements and cap/floor limits in Royal Decree 661/2007 are expected to be reviewed in 2010, which would then apply to facilities placed into operation on or after January 1, 2012. We can provide no assurance that the Royal Decree 661/2007 will not be adversely modified in 2010 for new capacity installed or that any modifications will not have any negative effects on the remuneration regime for capacity installed before 2012. Further, if the capacity limits set by the Royal Decree 661/2007, which are based on the 2010 targets set by the Spanish Renewable Energy Plan 2005-2010 (*Plan de energías renovables en España 2005-2010*) (the "PER") are reached (20,155 MW of wind power), there can be no assurance that existing tariffs, premiums and complements will remain in place for new facilities above the capacity limits. See "Regulatory—Spain."

In the United States, government support for renewable energy is primarily based on tax incentives (PTCs and MACRS) at the federal level and Renewable Portfolio Standards which have been implemented in many states. The federal PTC incentive currently extends to qualifying facilities placed in operation before the end of 2008. Such facilities will continue to benefit from the current PTC incentive until the end of the applicable PTC period (i.e., the ten-year period from the year in which the facility is placed in operation). There can be no assurance that the federal PTCs will be renewed for wind farms placed in operation after 2008 or, if allowed to expire after 2008 or at any point in the future, that such incentive would ever be renewed, and, if so, would apply retroactively to lapsed periods. In addition, there can be no assurance (i) that we will have sufficient taxable income to utilize the benefits generated by these tax incentives (ii) that we otherwise will be able to realize the benefits of these incentives through investment structures with third parties by attracting suitable investors interested in benefiting from PTCs and accelerated tax depreciation that meet our credit risk standards, (iii) that there will be a sufficient number of such suitable investors, or (iv) that we will realize the full benefit of our existing institutional investment structures, including receipt of all expected investor payments, which could have a material adverse effect on our business, financial condition or results of operations. See "Regulatory—United States," "SPHI Discussion and Analysis of Financial Condition and Results of Operations—Factors Affecting SPHI Results of Operations—Aeolus transactions," "SPHI Discussion and Analysis of Financial Condition and Results of Operations—Factors Affecting SPHI Results of Operations—Contingent Liabilities," "Business—Wind—Wind farm financing structures."

In the United Kingdom, government support for renewable energy includes ROCs and Climate Change Levy Exemption Certificates ("LECs"). Energy suppliers, who must obtain a certain percentage of their energy supply from renewable sources, must either purchase ROCs from eligible renewable energy generators who receive ROCs per MWh produced or pay a buy-out price. LECs provide an exemption to the climate change levy, which allows renewable energy generators to sell them to non-exempt suppliers. See "Regulatory—United Kingdom." We can provide no assurance that these government incentives will continue as currently implemented, or at all, or that the incentives under the current or proposed legislation will be similar to current levels.

If the relevant authorities in the countries in which we operate fail to continue supporting, or reduce their support for, the development of renewable energy generation facilities, particularly wind farms, or the generation of renewable energy, these actions could have a material adverse effect on our business, financial condition or results of operations.

We are subject to comprehensive energy regulation.

We conduct our business in a regulated environment. Our company and each of the power plants we operate (including wind farms, mini-hydro plants and other plants) must comply with numerous laws and regulations in each of the jurisdictions in which we operate. In particular, our business and our power plants are subject to strict international, national, state and local regulations relating to the development, construction and operation of power generation plants (including, among others, land acquisition, leasing and use, and the corresponding building permits, landscape conservation, noise regulation, environmental protection and environmental permits and energy transmission and distribution network congestion regulations). Non-compliance with such regulations could result in the revocation of permits, sanctions, fines or criminal penalties. See "—Our development activities and operations are subject to risks from environmental, safety and other hazards" and "Business—Development Phases."

The regulations applicable to the generation of electricity from renewable energy sources vary by jurisdiction and are subject to modifications that may be more restrictive or unfavorable to us. More restrictive or unfavorable regulations, such as an obligation to modify existing power plants or the implementation of additional inspection and monitoring procedures, could lead to changes in operating conditions that might require

increased capital expenditure, increase operating costs or otherwise hinder the development of our business. Furthermore, additional laws and regulations may be implemented, including as a result of actions filed by third parties or lobbying by special interest groups. See "Regulatory."

We cannot guarantee that current laws and regulations will not be modified in the future, whether in response to public pressure or otherwise. Such modifications could have a material adverse effect on our business, financial condition or results of operations.

The expansion of our business is dependent on locating and obtaining title to suitable operating sites and obtaining operating and building permits for our wind farms and other power plants.

(i) Limited geographic availability

Wind farms require particular wind conditions that are found in limited geographic sites. Further, electric power plants require connection to the relevant electricity transmission or distribution networks in order to transmit and deliver electricity, which limits the number of sites appropriate for installation of the plants.

(ii) Increased competition to obtain title

Our ability to locate and obtain title to suitable operating sites is subject to growing competition from an increasing number of operators in the wind and other renewable energy generation markets that have sufficient financial capacity to make the necessary investments to research, locate and obtain title to such sites and, in the case of power plants, to obtain transmission connection rights.

(iii) Dependence on obtaining operating and building permits

In order to construct and operate an electric power generation plant, we must obtain operating and building permits from various authorities. Additionally, procedures for the granting of operating and construction permits vary by country and certain jurisdictions may deny requests for permits for a variety of reasons. The process for obtaining such permits also may be obstructed or delayed by public opposition. See "—Negative public response to renewable energy projects may impact our ability to construct and operate wind farms or other power plants in certain areas." Further, we can provide no assurance that operating and building permits will be obtained or renewed when required.

(iv) Other constraints

Other constraints on our business include provisions for easements (including access easements) and various environmental constraints associated with a site's proximity to dwellings or sites that are environmentally protected pursuant to local laws or regulations.

If we are unable to locate, secure control of and obtain title to requisite permits for suitable operating sites, we may not be able to construct projects and commence operations on a timely basis or at all, which could have a material adverse effect on our business, financial condition or results of operations.

We rely on transmission assets and services for electricity to the extent we do not own or control delivery of such assets and services.

We depend on electric transmission lines and other transportation facilities owned and operated by third parties to deliver the electricity we sell. We typically do not own or control the transmission facilities other than those limited transmission facilities necessary to interconnect our respective generating facilities to the grid. Many of our potential wind projects (particularly in the United States) are located in remote areas with limited transmission capacity and in which there is intense competition for the capacity that is available. In the event of a failure in the transmission facilities on which we rely for the sale of the electricity we produce, in addition to any of our lost revenues, we may be responsible for damages incurred by our customers, such as the additional cost of acquiring alternative supply at then-current spot market rates. Such lost revenues and liability for damages incurred by our customers could have a material adverse effect on our business, financial condition and results of operations.

Revenues from our business are exposed to market electricity prices.

In addition to regulated incentives, remuneration of certain of our projects depend on market prices for sales of electricity. Market prices may be volatile and are affected by various factors, including (i) the cost of the raw

materials used as the primary source of energy, (ii) user demand, (iii) the average hydraulicity for the period and (iv) the price of greenhouse gas emission rights.

We are exposed, in several of the jurisdictions in which we operate, to remuneration schemes which contain both regulated incentive and market price components. In such jurisdictions, the regulated incentive component may not compensate for fluctuations in the market price component and thus total remuneration may be volatile.

There can be no assurance that market prices will remain at levels which enable us to maintain profit margins and desired rates of return on investment. A decline in market prices below anticipated levels could have a material adverse effect on our business, financial condition and results of operations.

Factors over which we have little or no control may cause fluctuations in our revenues, which may make period-to-period revenue comparisons a less relevant indicator of future earnings.

Our revenues may fluctuate from period to period depending on several factors, including varying weather conditions, changes in regulated or market electricity prices and electricity demand, which follow broad seasonal demand patterns. Because we have little to no control over these factors, we can provide no assurance that our revenues will not fluctuate from period to period. Thus, a period-to-period comparison of our revenues may not reflect long-term trends in our business and may not prove to be a relevant indicator of future earnings. Further, there can be no assurance that our future earnings will be consistent with historical results or investors' forecasts or expectations.

The market for energy from renewable sources is rapidly evolving and we must keep pace with technological changes in order to maintain and increase our business operations.

The technologies used in the renewable energy sector change and evolve rapidly. Moreover, techniques for the production of electricity from renewable sources are constantly improving and becoming more complex. In order to maintain our competitiveness and expand our business, we must adjust effectively to changes in technology and further our research and development. If we fail to react effectively to current and future technological changes in the sector or to progress our research and development in a timely manner, our business, financial condition, results of operations or our ability to achieve our objectives may be materially adversely affected.

We operate in a capital intensive business and a significant increase in capital costs could have a material adverse effect on our business, financial condition and results of operation.

We have significant construction and capital expenditure requirements and the recovery of the capital investment in a power plant occurs over a substantial period of time. The capital investment required to develop and construct a renewable energy power plant varies based on the cost of the necessary fixed assets for such power plant, such as turbines, which represents between 70% and 80% of our investment costs during the development phase. The price of such equipment may increase as the market demand for such equipment expands ahead of supply, or if the prices of key component commodities and raw materials used to build such equipment increases. Other factors affecting the amount of capital investment required include, among others, the construction costs of the power plant. A significant increase in the costs of developing and constructing our power plants could have a material adverse effect on our targets and our business, financial condition and results of operations.

Our growth plan is dependent on the availability of equipment.

We require delivery and assembly of certain technical equipment, including turbines, blades and masts for wind power plants. There are a limited number of suppliers of certain technical equipment required for our business.

Current demand for turbines in Europe and the United States exceeds production capacity, which has recently led to supply shortages and increased prices for turbines and other technical equipment. We can provide no assurance that we will, in the future, be able to purchase a sufficient quantity of turbines and other technical equipment to satisfy our business targets, or that certain suppliers will not give priority to other market participants, including our competitors. Any significant delay by our principal suppliers in the performance of contractual commitments, or inability of our principal suppliers to meet such commitments, unavailability of components and equipment, or failure of components and equipment to meet our needs and expectations could have a material adverse effect on our business, financial condition or results of operations.

Negative public response to renewable energy projects may impact our ability to construct and operate wind farms or other power plants in certain areas.

Certain persons, associations and groups may oppose wind energy or other power plants, citing degradation of the landscape, noise pollution, avian hazards and general environmental damage. Although the development of a renewable energy project typically requires an environmental impact study and a public hearing prior to the issuance of building and corresponding governmental permits, we cannot guarantee that our wind farms and other power plant projects will be accepted by the local population. In areas in which wind farms and other power plant projects are close to residential dwellings, opposition from the local population could lead to the adoption of restrictive regulations on the operation of the wind farms and other power plant projects.

If a segment of the population or certain companies mobilize against the construction of renewable energy or other power plant projects or mount legal challenges, it could be more difficult to obtain requisite building permits. Alternatively, legal challenges may result in an injunction against development, impeding our ability to place projects in operation according to schedule or to meet our business targets. Certain of our wind farm projects have from time to time been subject to such opposition and challenges and we expect such challenges to continue as part of the ordinary course of our business. See "Business—Legal Matters."

As a result, such public opposition, an increase in the number of challenges to the granting of local permits or an unfavorable trend in the outcome of such challenges could have a material adverse effect on our business, financial condition or results of operations.

Risks Associated with the Non-Renewable Energy Industry

We are subject to comprehensive regulation.

We are regulated in the United States at the federal level under a variety of statutes and regulations, which provide the Federal Energy Regulatory Commission ("FERC") with jurisdiction over the transport, storage and certain sales of natural gas in interstate commerce. Our purely intrastate facilities are regulated at the state level, which varies by jurisdiction. Our thermal generation facilities are regulated under the same U.S. federal and state laws that are applicable to renewable energy facilities, including FERC regulations. In the United States, we are subject to rules, regulations and codes of conduct relating to affiliate transactions, particularly in respect of our Enstor gas storage business. Non-compliance with such regulations could result in fines, sanctions, revocation of permits, and/or criminal penalties. Furthermore, additional laws and regulations may be implemented, or current laws and regulations may be modified in the future. Such modifications could have a material adverse effect on our business, financial condition or results of operations. See "Regulatory—U.S. Gas Industry Regulation."

Our gas business is highly dependent on the existence of a spread between current and future gas prices and prices across geographic markets.

Our gas storage business in the United States generates revenue by taking advantage of the spread between spot, future and forward gas prices. We also exploit locational price spreads through our ability to transport gas from low price markets to higher price markets. There can be no assurance that there will continue to be a spread between current and future gas prices or that such spread, if any, will exceed the prices we charge for storage or the cost of providing such storage. Further, there can be no assurance that disparities between gas prices in regional markets in the United States will continue to exist or that access to pipelines will remain open to all shippers in order to take advantage of such price spread, if any, in the future. An absence or significant reduction of such spreads in the United States gas market or a change in regulation impeding the transport of gas between regions could have a material adverse effect on our business, financial condition or results of operations.

The expansion of our Enstor business is limited by a number of constraints, including locating and obtaining title to suitable sites, hiring and retaining industry specialists and obtaining requisite permits.

We face a number of constraints that may limit the future growth of our owned gas storage business in the United States. The principal constraint is the scarcity of and competition to locate and obtain title to known high-quality development sites, which require the presence of specific and relatively uncommon geologic factors. Locating and obtaining title to suitable operating sites is subject to growing competition from an increasing number of operators in the gas storage markets with sufficient financial capacity to make the necessary investments to research, locate and obtain title to such sites. There is also a limited pool of geologists, engineers and specialists who are qualified to locate, survey and secure control of gas storage sites. In addition, there is a lengthy and often complex development and permitting process involved in establishing a gas storage facility. We must obtain operating and building permits from a large number of federal, state and local administrative authorities, which may be denied, delayed or contain restrictions for a variety of reasons, including environmental concerns, a storage site's proximity to dwellings or public opposition. See "—Negative public response to gas storage and thermal generation projects may impact our ability to develop and operate gas

storage facilities in certain areas." If we are unable to locate and secure control of suitable sites on favorable terms (or at all), locate or retain employee or contractor specialists or obtain and retain requisite permits for a sufficient number of operating sites, we may not be able to maintain existing or construct future projects on a timely basis (or at all), which could limit Enstor's future growth and possibly result in a material adverse effect on our business, financial condition or results of operations.

We rely on transmission assets and services for natural gas and thermal generated electricity to the extent we do not own or control delivery of such assets and services.

We depend on natural gas pipelines and other transportation facilities owned and operated by third parties to deliver the natural gas we sell to wholesale markets, to supply natural gas to our electric generation facilities, and to provide our customers with access to our storage facilities. We enter into short- and long-term contracts with such third parties to secure such services or to provide interconnectivity with our owned storage facilities. We depend on electric transmission lines and other transportation facilities owned and operated by third parties to deliver the electricity we sell from our thermal generation plants. We typically do not own or control the transmission facilities other than those limited transmission facilities necessary to interconnect our respective generating facilities to the grid. If transportation or transmission lines are disrupted, or if capacity is inadequate, our ability to sell and deliver our products and services may be restricted. As a result, in addition to any lost revenues, we may be responsible for damages incurred by our customers, such as the additional cost of acquiring alternative supply at then-current spot market rates. Such lost revenues and liability for damages could have a material adverse effect on our business, financial condition and results of operations.

Negative public response to gas storage and thermal generation projects may impact our ability to develop and operate gas storage facilities in certain areas.

Certain persons, associations and groups may oppose gas storage and thermal generation projects, citing degradation of the landscape and general environmental damage. If a segment of the population or certain companies mobilize against the development or operation of a gas storage or thermal generation project or mount legal challenges, it could be more difficult to obtain requisite permits, which could have a material adverse effect on our business, financial condition or results of operations.

Risks Relating to the Integration of the ScottishPower Assets

We cannot assure you that the expansion of our operations will be successfully implemented.

As part of our global business strategy, we have recently expanded our existing businesses through the acquisition of the ScottishPower Assets and thus strengthened our presence in the United States and the United Kingdom. On a pro forma basis the ScottishPower Assets comprised 37.9% of our pro forma gross margin and 34.0% of our pro forma EBITDA for the year ended December 31, 2006 and 38.3% of our pro forma gross margin and 36.6% of our pro forma EBITDA for the nine months ended September 30, 2007. See "Acquisition and Unaudited Pro Forma Financial Information." Through the Acquisition of the ScottishPower Assets, we have increased our renewable energy capacity as of September 30, 2007 to a total of 7,342 MW in pro forma installed renewable capacity and a pipeline of 41,266 MW. We also acquired in connection with the Acquisition 537 MW of thermal generation capacity (including 237 MW Thermal PPAs) and 0.76 bcm of working gas storage capacity and added an energy management business to our portfolio.

We can provide no assurance that we will be successful in new regional markets or businesses into which we have expanded our operations or that we will continue to be successful in our other existing markets or businesses. Although we believe that the expansion and entry into new geographic markets and businesses will contribute to our growth and future profitability, we cannot assure you that we will be able to achieve all of our expected business targets or that the combined businesses will achieve the same level of profitability that has been achieved historically.

The rapid expansion of our business as a result of the Acquisition will lead to considerable demands on our resources.

The recent acquisition of the ScottishPower Assets has resulted in a rapid expansion of our business operations, increased the complexity of our operations, and may place a significant strain on our managerial, operational, financial and other resources and on our control procedures. Our ability to manage such growth will depend largely on our ability to (i) develop efficient and integrated managerial and support systems, (ii) standardize technology and operational developments across geographic markets, (iii) control costs, (iv) maintain effective quality controls while expanding our internal information, accounting and management systems, (v) attract, assimilate and retain additional qualified personnel and (vi) monitor operations effectively. If we are unable to achieve these necessary measures, we may not be able to successfully integrate the ScottishPower Assets, which consisted of separate businesses with different company management and procedures, into our current business structure and operations.

In addition, our management team may be required to devote considerable amounts of time to effect the integration of the acquired businesses, which will decrease the time it will have to manage the existing business. If our management is not able to manage the integration process effectively, or if any significant business activities are interrupted as a result of the integration process, our business operations may be materially adversely affected.

We can provide no assurance that we will be able to successfully implement the necessary measures at a pace consistent with the growth of our business and in an efficient manner, or that we will be able to effectively manage our growth, which could have a material adverse effect on our business, financial condition and results of operations.

We may be required to pay certain disputed tax liabilities and/or certain potential tax indemnities of the SP US Assets, if Iberdrola, S.A. does not or is not able to indemnify us for such payments as required under the Indemnity Agreement.

We are currently disputing, through both the administrative process and litigation, various tax liabilities asserted against the SP US Assets by the U.S. tax authorities. We are also subject to certain tax indemnity obligations with respect to the SP US Assets that are primarily attributable to divested businesses and may give rise to indemnity payments. Iberdrola, S.A. has agreed, pursuant to an indemnity agreement dated November 20, 2007 (the "Indemnity Agreement"), to indemnify us against these disputed tax liabilities and any other liabilities relating to the SP US Assets for periods prior to October 3, 2007. See "Business—Legal Matters—Regulatory and Tax Matters and—Other claims and disputes," and "Related Party Transactions—Iberdrola, S.A.—Indemnity Agreement."

Risks Relating to our Business Activities

The majority of our revenue and profits are concentrated in our operations in Spain, the United States and the United Kingdom and any changes in regulations, increases in costs or reduction in demand in these particular jurisdictions may materially adversely affect our business, financial condition and results of operations.

We currently carry out the majority of our business in Spain, the United States and the United Kingdom, and derived 95.3% and 92.9% of our pro forma gross margin in these countries for the year ended December 31, 2006 and for the nine months ended September 30, 2007, respectively. On a pro forma basis for the year ended December 31, 2006 and for the nine months ended September 30, 2007, Spain is currently our largest market, which comprised 57.4% and 54.4% of our pro forma gross margin, respectively, followed by the United States, which comprised 29.6% and 30.2% of our pro forma gross margin, respectively, and the United Kingdom, which comprised 8.2% and 8.3% of our pro forma gross margin, respectively. Among other factors, any material regulatory issues or unfavorable changes in regulations, consumer acceptance, increases in costs or reduction in demand in these particular jurisdictions may significantly limit our ability to generate revenue and could have a material adverse affect on our business, financial condition and results of operations.

The basis and underlying assumptions used in the classification of our pipeline were internally developed and have not been audited or verified by any third party.

We have developed a pipeline classification methodology which divides our pipeline into "highly confident", "likely" and "probable" categories based on development stage and ascribed probabilities of being placed successfully into operation of approximately 95%, 40-50% and 20%, respectively. See "Business—Wind—Pipeline." The pipeline information presented in this offering memorandum is not weighted by the probability ascribed to each category. The basis and underlying assumptions used in the classification of our pipeline were internally developed and have not been audited or verified by any third party. Further, the criteria used to classify our pipeline may differ by geographic segment. No generally accepted pipeline classification methodology is used in the renewable power generation industry and we expect that our pipeline classification methodology differs from that used by other companies in the industry. As such, our pipeline description may not be comparable with those of other market participants. There can be no assurance that projections or estimates relating to our pipeline will correspond with future performance and actual results could differ materially from current expectations.

We purchase the majority of our wind farm equipment from a limited number of suppliers and the loss of certain supplier relationships, or the failure of purchased equipment to meet our performance and maintenance cost expectations, could have a material adverse effect on our operating results.

There are a limited number of turbine suppliers and current demand worldwide for turbines exceeds production capacity. Our largest suppliers, Gamesa Eólica and GE Wind in the aggregate supplied turbines which accounted for 83.6% of our pro forma installed wind capacity (excluding the 606 MW FPL PPAs) as of September 30, 2007. Our largest supplier is Gamesa Eólica, which has committed to sell us 2,700 MW of turbines through 2009, with a possible extension to 2011, under a framework agreement entered into on October 19, 2006. See "Related Party Transactions."

Our contracts with turbine suppliers usually cover the production, transport, erection and commissioning phases. At times, the operations and maintenance requirements during the guarantee period, which is typically two years unless otherwise negotiated in the agreements, are also contracted with the supplier. See "Business—Renewable Energy Businesses—Suppliers."

Other important suppliers include the engineering and construction companies that are contracted during the development and installation phases to perform civil engineering and electrical work for wind farms as well as the required infrastructures. Historically, our affiliate, Iberdrola Ingeniería, has been our primary supplier of engineering and construction services and, pursuant to a framework agreement with Iberdrola Ingeniería dated November 5, 2007, Iberdrola Ingeniería agreed to continue to provide us with certain engineering services for the development, construction, management and operation of our renewable energy power plants in the future. See "Related Party Transactions."

Although we have expanded and diversified our supplier base the loss of any of these suppliers or service providers or inability to find replacement suppliers or service providers or to purchase turbines and engineering and construction services at rates currently offered by our existing suppliers or a change in the terms of our supply, engineering and construction or operations and maintenance agreements, such as increased prices for maintenance services or for spare parts, could have a material adverse effect on our ability to construct and maintain wind farms or the profitability of wind farm development and operation. Additionally, the failure of one or more models of wind turbines or other equipment from one or more suppliers to perform as anticipated over the 20- to 30- year anticipated life could have a material adverse effect on our business, financial condition or results of operations. As we have experienced in the past, we may suspend wind farms as a precautionary measure as a result of turbine failures.

We are exposed to certain risks in relation to our operating model and information technology and systems.

We are reliant upon certain technologies and systems for the operation of our businesses. Our operations depend on the efficient and uninterrupted operation of our computer systems which remotely control our operating and maintenance activities. A failure of our network or data gathering procedures, data viruses or computer "hackers" or other technological failures at our operating facilities including the CORE remote control center in Toledo, Spain could impede the processing of data, delivery of services and the day-to-day management of our business and could result in disruptions in our operations. In addition, any failure by our information technology to connect our remote control center to the local control and information system at each renewable facility may result in wind farms not being operated at optimal efficiency levels which in turn could have a material adverse effect on our business, financial condition and results of operations.

We generate revenue and incur expenses and have borrowings in various currencies and interest and exchange rate fluctuations and currency devaluations could have a material adverse effect on our results of operations.

We conduct operations in Spain, the United States, the United Kingdom and certain other jurisdictions. Historically, most of our revenue has been generated in euro, but we will generate an increased proportion of revenues in U.S. dollars and sterling following the integration of ScottishPower Assets. We face currency transaction risk when our operating subsidiaries enter into agreements or incur substantial costs denominated in currencies other than euro and may not always be able to match revenues with costs denominated in the same currency.

There can be no assurance that we will be able to successfully hedge our foreign exchange risks and significant currency exchange rate fluctuations and currency devaluations (i.e. primarily in the relative values of the euro, sterling and the U.S. dollar) could have a material adverse effect on our results of operations from period to period.

Additionally, our financial condition and results of operations of our subsidiaries are reported in the relevant local currencies and then translated into euro at the applicable exchange rates for inclusion in our consolidated financial statements, which are stated in euro. The exchange rates between these currencies and the euro may fluctuate significantly. Such exchange rate translation risks could have a material adverse effect on our results of operations.

Moreover, we operate in a capital intensive business and the majority of our indebtedness bears interest at variable rates, generally linked to market benchmarks such as EURIBOR and LIBOR. Any increase in interest rates would increase our interest payments and could adversely affect our financial condition. There can be no assurance that future exchange rate and interest rate fluctuations will not have a material adverse effect on our financial condition and results of operations.

We also enter into hedging arrangements to cover exchange rate or interest rate fluctuations. There can be no assurance that any current or future hedging contracts we enter into will adequately protect our operating results from the effects of exchange rate or interest rate fluctuations, will not result in additional losses or that our other risk management procedures will operate successfully.

Our derivatives strategy may not adequately minimize market risk, may expose us to significant losses and may limit our ability to benefit from higher prices.

The ownership and operation of wind generating facilities, other power plants and gas facilities expose us to market risks including the volatility of gas and electricity prices. We use and plan to continue using forward contracts and derivative financial instruments, such as fixed and floating swaps (cross currency and commodity agreements) and financial and commodity futures contracts and options to manage market risks, reduce our exposure to fluctuating electricity and gas prices and for proprietary trading purposes and as part of our energy management business. These activities expose us to certain market risks, including unsuccessful matching of exposures or execution of our hedging strategy, and may limit our ability to realize the full benefits of increases in energy prices. Although our operations are subject to a process of risk limits, established risk information systems and reporting, with a business model designed to minimize commodity risk, these procedures may not be effective in controlling risk within prescribed boundaries or limits as expected. Further, future changes in markets may not be consistent with our historical data or assumptions. If we are not able to successfully anticipate and hedge against market risks, volatile energy prices may have a material adverse effect on our business, financial condition or results of operations.

We cannot and do not attempt to fully hedge our assets or positions against changes in energy commodity prices, currency exchange or interest rates, and our hedging procedures currently in place may not work as planned.

In order to manage our financial and operating risks, including risks related to the provision of shaping and firming services, under which we deliver consistent, steady electricity production to a designated offtake location, we use certain derivative instruments as hedging tools. These instruments include fixed and floating swaps (cross currency and commodity agreements), swap options, financial options, forward rate agreements, financial and commodity forward contracts, commodity futures, commodity options and other complex derivatives. Such physically- and financially-settled instruments are generally held by us to match exposures, however, such hedging strategies may not be effective in matching exposures, which could have a material adverse effect on our business, financial condition and results of operations.

We are subject to additional risks as a result of the international nature of our businesses that may materially affect our financial results.

Although we are headquartered in Spain, we have substantial operations in the United States and the United Kingdom, and we have a presence in 16 other countries. We expect that our operations will continue to expand in these countries and globally. Accordingly, we face a number of risks associated with operating in a number of different countries, particularly countries outside of the EU, that may have a materially adverse impact on our business, financial condition and results of operations. These include, but are not limited to, compliance with and changes in laws and regulations applicable to foreign corporations, the absence, loss or non-renewal of favorable treaties or similar agreements with foreign tax authorities or political, social and economic instability.

We are not able to insure against all potential risks and may become subject to higher insurance premiums.

Our business is exposed to the risks inherent in the construction and operation of electrical power plants and gas storage facilities, such as breakdowns, manufacturing defects, natural disasters, terrorist attacks and sabotage. We are also exposed to environmental risks. We have entered into insurance policies to cover certain risks associated with our business. However the majority of our insurance policies do not cover losses as a result of force majeure, such as natural disasters, terrorist attacks and sabotage. In addition, our insurance policies are subject to annual review by our insurers and we cannot guarantee that these policies will be renewed at all or on similar or favorable terms. If we were to incur a serious uninsured loss or a loss significantly exceeding the limits of our insurance policies, the results could have a material adverse effect on our business, financial condition, or results of operations. In addition, several of our intra-group insurance policies require that Iberdrola, S.A. own at least 50% of our share capital for us to be covered by the respective policy. If Iberdrola, S.A. decreases its shareholding to less than 50% of our share capital, we will have to obtain other insurance coverage which may not have similar terms.

We rely on credit and liquidity guarantees in order to conduct business in the United States.

Our United States market activities, including equipment procurement and construction, PPAs, institutional investment structures and gas commodity trading, hedging and storage activities, typically require us to provide credit support for the obligations undertaken. We typically are required to provide parent company guarantees or guarantees from a rated U.S. affiliate to cover these obligations, and in turn we request parent guarantees, letters of credit, bonds or cash to cover counterparty exposures. See "—The non-payment by customers under long-term agreements for the purchase and sale of electricity could have a material adverse effect on our business, financial condition or results of operations."

Any unavailability of such credit support or a decline in the creditworthiness of our U.S. subsidiaries providing such credit support could hinder our ability to engage in such United States market activities and consequently could have a material adverse effect on our business, financial condition or results of operations.

The non-payment by customers under long-term agreements for the purchase and sale of electricity could have a material adverse effect on our business, financial condition or results of operations.

We have long-term agreements for the purchase and sale of electricity in certain jurisdictions, such as the United States and the United Kingdom. There can be no assurance that our customers will comply with their contractual payment obligations, will not be subject to insolvency or liquidation proceedings during the term of the relevant contracts, or that the credit support received from such customers will be sufficient to cover our losses in the event of a failure to perform. Any significant non-compliance or insolvency or liquidation of our customers could have a material adverse effect on our business, financial condition or results of operations. See "Business."

Our development activities and operations are subject to environmental regulation and risks from environmental, safety and other hazards and our operations are susceptible to industrial accidents and malicious acts.

We are subject to various safety and environmental protection laws and regulations in each of the jurisdictions in which we operate. Certain aspects of our business activities are inherently hazardous, including the operation and maintenance of wind turbine generators, gas fired generation equipment and the storage of natural gas. Additionally, certain products and by-products used or generated in our operations may be hazardous or potentially hazardous. We are subject to certain laws and regulations designed to control hazardous activities and land uses, prevent and control pollution and restore and protect wildlife and the quality of the environment. Such laws and regulations govern, and require us to obtain and maintain permits and approvals and implement required environmental, health and safety programs and procedures to control risks associated with the siting, construction, operation and closure of energy production and gas storage facilities and may increase the timing, cost and difficulty associated with such business activities. See "Regulatory."

Our power plants and gas storage facilities may be susceptible to industrial accidents and employees or third parties may suffer bodily injury as a result of such accidents. Additionally, our plants, facilities and employees may be susceptible to harm from events outside the ordinary course of business including natural disasters, catastrophic accidents and malicious acts such as assaults, sabotage or terrorism. Such accidents or events could cause severe damage to our plants and facilities, requiring extensive repair or the replacement of costly equipment and may limit our ability to operate and generate income from such facilities for a period of time. Such incidents could also cause significant damage to natural resources or property belonging to third parties, or personal injuries, which could lead to significant claims against us and our subsidiaries. Insurance coverage may become unavailable or insufficient to cover losses or liabilities related to certain of these risks.

Further, the consequences of these events may create environmental or health hazards and pollution and may be a nuisance to neighboring residents. We may be required to pay damages, clean up environmental damage or be required to shut down plants in order to comply with environmental or health and safety regulations. Environmental laws in certain jurisdictions in which we operate, including the United States, impose liability, including liability without regard to fault, for releases of hazardous substances into the environment and we could be liable under these laws and regulations at current and former facilities and third party sites. Violations of environmental laws in certain jurisdictions may also result in criminal penalties, including, in the United States, with respect to certain violations of laws protecting migratory birds and endangered species.

We, like many of our competitors, have incurred, and will continue to incur capital and operating expenditures and other costs in the ordinary course of business in complying with safety and environmental laws and regulations in the jurisdictions in which we operate. Although we do not currently anticipate any significant capital expenditures in respect of environmental regulations outside of the ordinary course of business, we can provide no assurance that such significant capital expenditures will not be incurred or required in the future.

Additionally, we may incur costs outside of the ordinary course of business to compensate for any environmental or other harm caused by our facilities or to repair damages resulting from any accident or act of sabotage suffered, which may have a material adverse effect on our business, financial condition or results of operation.

We may be subject to enhanced regulatory scrutiny for certain affiliate transactions.

In June 2007, Iberdrola, S.A. entered into an agreement to acquire Energy East, an integrated utility with retail electricity and gas customers in the Northeastern United States. Following the announcement of this acquisition, we are required to comply with the FERC code of conduct rules with respect to transactions involving Energy East and may be required to comply with similar state rules after the consummation of the transaction. See "Regulatory—United States—Electricity Generation."

The loss of certain of our senior management or key employees may adversely affect our ability to implement our strategy.

We are dependent on our skilled and experienced management team in Spain, the United States and the United Kingdom and the loss of certain key executives or several or many local managers could have a negative impact on our operations. Our management may terminate their contracts following designated notice periods which vary by jurisdiction. Most key management employees in the United Kingdom and the United States are restricted from competing with us or soliciting our clients, customers, suppliers and employees post termination of employment for a certain period of time; however, the enforceability of such provisions cannot be guaranteed.

We also depend on our ability to retain and motivate key employees and attract qualified new employees in order to meet our business objectives. Inability to attract and retain sufficient technical and managerial personnel could limit or delay our development efforts, which could have a material adverse effect on our business, financial condition or results of operations.

As the principal shareholder, Iberdrola, S.A. will continue to exercise significant control over us after the Offering and its interests may differ from the interests of our new shareholders.

Upon completion of the Offering, Iberdrola, S.A. is expected to own 81.8% of our issued share capital if the Over-allotment Option is not exercised (or 80.0% if the Over-allotment Option is exercised in full). As a result, Iberdrola, S.A. will have the ability to determine substantially all matters requiring approval by a majority of our shareholders, including the declaration of dividends, the right to appoint a majority of the members of our board of directors (which makes the main decisions regarding our business and appoints the chief executive officer), adoption of amendments to our bylaws, changes in share capital, as well as direct our day-to-day operations. Iberdrola, S.A. will also have the ability to cause or prevent a change in our control.

Furthermore, the interests of Iberdrola, S.A. may differ from our interests or the interests of other shareholders of Iberdrola Renovables following the Offering. If the interests of Iberdrola, S.A. conflict with our interests or the interests of our other shareholders, or if Iberdrola, S.A. engages in activities or pursues strategic objectives that conflict with our interests or the interest of other shareholders, we and other shareholders could be disadvantaged. We have entered into the Framework Agreement with Iberdrola, S.A. to govern our relationships and conflict procedures. The Framework Agreement establishes, among other things, the scope of each company's activities in an attempt to prevent and resolve conflicts of interest. Notwithstanding the foregoing, we can provide no assurance that such Framework Agreement will be successfully implemented or that we will be able to successfully resolve any conflicts of interest with Iberdrola, S.A. See "—Our operational and financial relationships with Iberdrola, S.A. may be terminated and we may not be able to enter into financing and operational agreements with third parties on similar terms or at all."

Our operational and financial relationships with Iberdrola, S.A. may be terminated and we may not be able to enter into financing and operational agreements with third parties on similar terms or at all.

After the Offering, we will continue to depend in part on Iberdrola, S.A. for the further development and operation of our business.

Under the Framework Agreement, Iberdrola, S.A. may provide us with corporate, technical, engineering, management support and other services and we may perform any kind of work for or sell energy or any kinds of goods to Iberdrola, S.A. and its subsidiaries. We have agreed to review the current operational and financial relationships in order to adapt them to the Framework Agreement within six months from the effective date of the Framework Agreement. We have also agreed to negotiate with Iberdrola, S.A. for any work, products or

services on market terms. The Framework Agreement establishes, among other things, a related party transactions committee of our board of directors (consisting of a majority of independent directors), which will review and determine whether to authorize (subject, in certain circumstances to full board of director authorization) the majority of related party transactions and determine whether existing related party transactions may continue. See "Related Party Transactions" and "Board of Directors and Management—Board of Directors." The Framework Agreement will remain in effect for as long as Iberdrola, S.A. is the direct or indirect holder of a majority of our share capital or as long as Iberdrola, S.A. has appointed a majority of our directors. There can be no assurance that Iberdrola, S.A. will maintain a majority interest in our shares or that the majority of our directors will continue to be appointed by Iberdrola, S.A. Upon termination of agreements entered into pursuant to the Framework Agreement, Iberdrola, S.A. will no longer be obligated to provide services at market terms to us, or agree to pay for any services we provided to it under the Framework Agreement, and we may be required to enter into an agreement with another provider or assume responsibility of such services ourselves. We can provide no assurance that we will be able to enter into such alternative agreements on acceptable terms or at all.

We further benefit from the use of the "Iberdrola" trademark and brand name and logo to distinguish our services from those of our competitors. We entered into a non-exclusive trademark and domain name license agreement with Iberdrola, S.A. for the right to use the "Iberdrola" trademark and domain name and the "ScottishPower Renewables" trademark (application currently pending) for our renewable energy businesses and complementary or accessory activities. In the event that Iberdrola, S.A. elects to terminate the trademark agreement upon our breach of default under the trademark agreement or in the event the Framework Agreement is no longer in effect, we could be forced to re-brand our business and services which could result in a loss of brand recognition and customers and could require us to devote significant resources to advertising and marketing a new brand. In addition, any negative publicity attributable to Iberdrola, S.A. that may materially damage the reputation of the brand could have a material adverse effect on our business.

We also benefit from financing provided by Iberdrola, S.A., our primary lender at market rates. Iberdrola, S.A. may not continue to extend credit to us at market rates or at all, which would require us to increase our debt from third party providers, which may not be on acceptable terms. In addition, certain of our financing agreements contain early redemption clauses that would apply if Iberdrola, S.A. were to reduce its equity holding in our share capital, if we were to modify our corporate name or if we were to fail to pay any amount of our other financial obligations on the due date. If Iberdrola, S.A. were to terminate these financing agreements or withdraw its equity participation, these events could have a material adverse effect on our business, financial condition or results of operations.

Under the Framework Agreement, our parent company Iberdrola, S.A. has the right to compete in the global gas business outside of the defined PPM Energy business plan and Iberdrola, S.A. has a right of first refusal with respect to investment opportunities related to the gas business, which may give rise to potential conflicts of interest.

Under the Framework Agreement, Iberdrola, S.A. has exclusive worldwide rights to the development, exploitation and sale and purchase (either of assets or companies) of activities related to the natural gas business. We have non-exclusive rights to operate in the gas business in the United States according to PPM Energy's business plan and according to a business plan to be prepared by our related parties committee and approved by our board of directors. We must inform Iberdrola, S.A. of any opportunities related to the gas business apart from our current gas activities which we identify, for which Iberdrola, S.A. has a right of first refusal to evaluate and act upon the opportunity. See "Related Party Transactions" and "Board of Directors and Management—Board of Directors." We can provide no assurance that any potential conflicts of interest with Iberdrola, S.A. will be resolved in our favor or that we will be able to act on any potentially beneficial investment opportunities that we identify apart from our current gas activities.

We have historically and intend to continue to finance our operations primarily through demand debt from our parent, Iberdrola, S.A.

Our parent has provided significant financial support to us and we expect it to continue doing so. Iberdrola, S.A. has funded us through short-term lines of credit established pursuant to current account agreements. Additionally, on November 20, 2007, we entered into a credit facility agreement with Iberdrola, S.A. (the "2007 Iberdrola, S.A. Loan Agreement") which terminates in 2014 under which we may borrow up to €2.0 billion in euro, U.S. dollar and sterling to refinance debt owed to Iberdrola, S.A. and payable in 2008 under the new current account agreements with Iberdrola, S.A. entered into on November 2, 2007 (the "New Current Account Agreements"). We expect that amounts borrowed from Iberdrola, S.A. in 2008 under the New Current Account Agreements will be refinanced quarterly and transferred to the 2007 Iberdrola, S.A. Loan Agreement and it is anticipated that any balance owed under the New Current Account Agreements during any future fiscal year may similarly be refinanced under subsequent long-term agreements entered into with Iberdrola, S.A. The New

Current Account Agreements may be terminated upon 15 days notice and all principal and interest outstanding under the New Current Account Agreements would need to be paid at the end of such fifteen days' notice. The 2007 Iberdrola, S.A. Loan Agreement is payable upon termination in 2014 or earlier upon certain events of default. As of September 30, 2007, the aggregate balance under the New Current Account Agreements was approximately €2,803.4 million and the principal and interest outstanding under a long-term loan agreement between our subsidiary, Iberdrola Energías Renovables de Castilla La Mancha, S.A.U. and Iberdrola, S.A. amounted to €377.1 million. Our total indebtedness owed to Iberdrola, S.A. on a pro forma basis as of September 30, 2007 was €3,753.0 million. The purpose of the Offering is to facilitate the financing of our development plans. We intend to use the net proceeds of the Offering to repay substantially all of our indebtedness we owe to Iberdrola, S.A. There can be no assurance that Iberdrola, S.A. will not terminate any of the New Current Account Agreements or the 2007 Iberdrola, S.A. Loan Agreement and demand all amounts outstanding to be due and payable, including accrued and unpaid interest and other ancillary amounts. There can be no assurance that we will be able to obtain the funds necessary to repay such amounts or to finance our continuing operations. See "Related Parties—Iberdrola, S.A.—Financing Agreements" and "Capitalization."

We are party to certain litigation.

In the ordinary course of business, we have been, and may from time to time in the future be named, as a defendant in legal actions, claims and disputes in connection with our business activities. These actions may include environmental claims, employment-related claims and contractual disputes or claims for personal injury or property damage that occur in connection with services performed relating to project or construction sites, or actions by regulatory or tax authorities. Any material litigation could have adverse financial consequences for us and we may not have adequately reserved for any potential losses associated with litigation not otherwise covered by insurance. Additionally, any negative outcome with respect to any legal actions in which we are involved in the future could adversely affect our reputation. See "Business—Legal Matters."

We may be obligated to dismantle installations and remove turbines upon contract expiration.

In certain jurisdictions, we may be under a legal and/or contractual obligation to dismantle our power plants and restore the site at the end of our operating term, which may require the posting of a security to secure such obligations. We believe that the costs of dismantling will be covered by the residual value of such equipment, but can provide no such assurance. Therefore, any significant increase in dismantling costs could have a material adverse effect on our business, financial condition and results of operations.

We may be required to obtain municipal permits and licenses in Spain for our electricity generation facilities and/or adapt such facilities to obtain such permits.

The construction and implementation of electricity generation facilities, including wind farms, generally requires obtaining certain municipal permits and licenses, such as construction permits, work licenses and activity licenses, among others. The system for obtaining such permits and licenses varies by country by region and by municipality, and certain countries and regions and municipalities may deny or delay granting a permit or license for a variety of reasons. In Spain, although we have the necessary licenses for the majority of our facilities, we have not obtained or do not maintain all the necessary documentation for all the municipal permits and licenses for certain of our electricity generation facilities (particularly for the older mini-hydro facilities). There can be no assurance that a municipal authority would not initiate procedures to require us to obtain a specific license. Such procedures could involve adapting our facilities to established town and land-use requirements or to prevention, security and safety requirements applicable to power stations. If we are unable to obtain the requisite municipal permits or licenses or adapt a particular facility as required, an order could be issued by the relevant municipal authority to close the facility or take other measures. See "Regulatory—Spain—Authorizations and administrative procedures."

Risks Relating to the Presentation of Financial Information

There are no consolidated financial statements available for the group of subsidiaries which now comprise our business and the historical Iberdrola Renovables financial statements will not be comparable across future periods due to the recent and significant acquisition of the ScottishPower Assets, making it difficult to assess our business and prospects.

We acquired the ScottishPower Assets from our principal shareholder Iberdrola, S.A. pursuant to a capital increase and we began operations as the current group of businesses on October 3, 2007. As a result of this integration, we have a limited operating history for the integrated businesses and we have no historical consolidated financial statements for the current group of businesses. Therefore, our historical financial data (which does not include the ScottishPower Assets) will not be comparable across future periods and is not indicative of our future results of operations, financial condition and cash flows.

The unaudited pro forma financial information presented in this offering memorandum may not be indicative of future results of operations for the combined ScottishPower Assets and Iberdrola Renovables Group.

The unaudited pro forma financial information for the year ended December 31, 2006 and as of and for the nine months ended September 30, 2007 included elsewhere in this offering memorandum have been prepared for illustrative purposes only and present the pro forma consolidation of the balance sheets and income statements derived from (i) the year ended December 31, 2006 audited and nine months ended September 30, 2007 unaudited balance sheets and income statements of Iberdrola Renovables, (ii) the year ended March 31, 2007 audited and nine months ended September 30, 2007 unaudited balance sheets and income statements of SPHI and (iii) the unaudited balance sheets data and unaudited consolidated income statement data of the 10 U.K. Wind Companies that comprise the SP UK Assets, in each case as if the acquisition of the ScottishPower Assets had been completed on January 1, 2006 and January 1, 2007, respectively. The unaudited pro forma financial information does not purport to represent what our results of operations or financial condition actually would have been if such acquisitions and the capital increase had occurred as of January 1, 2006 and January 1, 2007, respectively, nor does it purport to project our results of operations for any future period or our financial condition at any future date, and does not reflect any adjustment to liabilities for restructuring or the impact of any potential synergies deriving from the Acquisition. The unaudited pro forma financial information also does not include any additional overhead costs that might arise as a result of the Acquisition with respect to the SP UK Assets, nor does it include any adjustment related to the costs of the non-cash contribution paid in respect of the Acquisition.

The consolidated financial information for the SP UK Assets under U.K. GAAP differs from the unaudited aggregated financial information reflected in "SP UK Assets Discussion and Analysis of Financial Information" included elsewhere in this offering memorandum as the unaudited aggregated financial information does not represent a proper consolidation in accordance with U.K. GAAP or IFRS. For a description of the method of aggregation used to prepare a financial information see "Index to Financial Statements—Description of preparation of Unaudited Aggregation of Financial Data of the 10 U.K. Wind Companies Comprising the SP UK Assets" and for a discussion of certain limitations inherent in this aggregation see "SP UK Assets Discussion and Analysis of Financial Information."

Further, the December 31, 2006 unaudited pro forma financial information includes the respective last full fiscal year of each of Iberdrola Renovables, which has a fiscal year ended December 31, 2006 and SPHI and the 10 U.K. Wind Companies, which, except for CeltPower Ltd. (which had a December 31, 2006 fiscal year end) and Morecambe (dormant for such year), each had a fiscal year or fiscal period ended March 31, 2007. As such, because the financial information of the ScottishPower Assets has not been calendarized in the unaudited pro forma financial information and because the last full fiscal year financial information for each of Iberdrola Renovables and the ScottishPower Assets do not cover identical twelve month periods, such financial information may not be indicative of combined future results for our business due to differences in market, weather and other factors between the different twelve month periods. The differing financial calendars for the group businesses also limits the comparability of our current financial performance following the integration of the ScottishPower Assets with the historical financial performance of Iberdrola Renovables. The September 30, 2007 unaudited pro forma financial information includes the interim period as of and for the nine months from January 1, 2007 to September 30, 2007 for both Iberdrola Renovables and the ScottishPower Assets.

Additionally, the interim unaudited pro forma financial information for the nine months from January 1, 2007 through September 30, 2007 includes, except in the case of CeltPower, the same financial information from the three months ended March 31, 2007 for the ScottishPower Assets which is also included in the pro forma financial information for the year ended December 31, 2006. Further, none of the balance sheets and income statements of Iberdrola Renovables, SPHI or the 10 U.K. Wind Companies as of and for the nine months ended September 30, 2007, as used in the preparation of the unaudited pro forma financial information as of and for the nine months ended September 30, 2007, have been audited.

In addition, no adjustments were required to be made to the financial information of the SP UK Assets which was consolidated under U.K. GAAP to consolidate such financial information under IFRS for the purposes of preparing the unaudited pro forma financial information of the Iberdrola Renovables Group. Further, the financial statements of SPHI used in the preparation of the unaudited pro forma financial information have been prepared under U.S. GAAP and the unaudited pro forma financial information includes certain pro forma IFRS and other adjustments.

As a result of the above, the unaudited pro forma financial information presented in this offering memorandum should not be relied on as indicative of future results of operations for the combined ScottishPower and Iberdrola Renovables Group, and investors are cautioned against placing undue reliance on the unaudited pro forma financial information.

See "Presentation of Financial and Other Information" and "Acquisition and Unaudited Pro Forma Financial Information."

Certain financial information presented elsewhere in this offering memorandum is unaudited.

The consolidated financial information as of and for the year ended December 31, 2004 of Iberdrola Renovables included elsewhere in this offering memorandum has not been audited. We were not required by Spanish accounting principles to produce separate audited financial statements as of and for the year ended December 31, 2004 because our financial statements were consolidated under the financial statements of our parent company, Iberdrola, S.A. Our unaudited financial information as of and for the year ended December 31, 2004 was prepared by applying the IFRS adopted by the European Union in effect at December 31, 2005 and is included in the consolidated financial statements for the year ended December 31, 2005 for comparative purposes only. See "Presentation of Financial and Other Information." In addition, the consolidated condensed financial statements of Iberdrola Renovables as of and for the nine months ended September 30, 2007, and the consolidated condensed financial statements for the nine months ended September 30, 2006 included for comparative purposes only, have not been audited.

The SP UK Assets' unaudited aggregated financial data presented elsewhere in this offering memorandum and discussed in the section "SP UK Assets Discussion and Analysis of Financial Information," does not represent a proper consolidation in accordance with U.K. GAAP and has not been audited. The SP UK Assets' aggregated financial data and the standalone audited financial statements of the 10 U.K. Wind Companies and the unaudited consolidation of the SP UK Assets financial information used to prepare the pro forma financial information do not include certain central costs, specifically (i) pipeline development costs and (ii) costs of certain support services provided by affiliates and parent companies, including finance, human resources, legal, information technologies, office accommodation, system support and other administrative expenses. We do not consider these central costs to be significant in relation to our total pro forma operating results. Therefore, the line item "net operating expenses" does not include all expenses associated with the SP UK Assets for the periods presented and may not be indicative of future performance or results of operations. The Iberdrola Renovables Group will however incur the operating expenses related to those services going forward. Moreover, the unaudited aggregated financial data of the SP UK Assets for the years ended March 31, 2007 differs from the unaudited consolidation of the SP UK Assets financial information used to prepare the pro forma financial information for the Iberdrola Renovables Group. See "Acquisition and Unaudited Pro Forma Financial Information" and "Index to Financial Statements—10 U.K. Wind Companies Comprising the SP UK Assets." Additionally, the financial statements as of October 31, 2005 of one of the 10 U.K. Wind Companies, WolfBog Wind Farm Limited, are not audited and such statements include a balance sheet only, as the company received no income and incurred no expenditure nor recognized any gains or losses in the year ended October 31, 2005.

There are no six-month interim financial statements available for SPHI or the SP UK Assets.

SPHI and the 10 U.K. Wind Companies comprising the SP UK Assets are not required to and have not prepared interim financial statements for the six-month period from March 31, 2007 through September 30, 2007 or for the corresponding interim period in the prior year. Although presentation of interim financial information is customary, such information has not been prepared and therefore is not included in this offering memorandum. Therefore no discussion and comparison of interim periods is presented in the sections "SPHI Discussion and Analysis of Financial Condition and Results of Operations" and "SP UK Assets Discussion and Analysis of Financial Information," and no discussion of any potential trends is available for SPHI or the SP UK Assets for such interim period. Interim financial information for SPHI or the SP UK Assets for the nine months from January 1, 2007 to September 30, 2007, as used in the preparation of the pro forma financial information as of and for the nine months ended September 30, 2007, is presented in the section "Acquisition and Unaudited Pro Forma Financial Information." However, because we have not prepared and do not present corresponding prior year interim financial information for SPHI or the SP UK Assets as of and for the nine months ended September 30, 2006, it is not possible to compare the nine month interim periods to assess any potential financial or operational trends for SPHI and the SP UK Assets.

This offering memorandum includes financial statements prepared in euro, dollars and sterling under IFRS, U.S. GAAP and U.K. GAAP, respectively, and a discussion of our results of operations under IFRS, U.S. GAAP and U.K. GAAP, respectively, which differ in certain material respects.

This offering memorandum includes financial statements and other financial information of Iberdrola Renovables prepared and presented in accordance with IFRS, and the discussion and analysis of our financial condition and results of operations is based on our audited consolidated financial statements and unaudited consolidated interim financial statements, in each case prepared under IFRS and presented in euro. The financial

statements for SPHI have been prepared in accordance with U.S. GAAP and the financial statements for each of the 10 U.K. Wind Companies that make up the SP UK Assets have been prepared in accordance with U.K. GAAP. The discussion and analysis of the financial condition and results of operation of SPHI and the discussion and analysis of aggregated financial data of the SP UK Assets are based on such information presented in U.S. dollars and sterling, respectively. IFRS, U.S. GAAP and U.K. GAAP differ in certain respects. This offering memorandum does not include any reconciliation to IFRS presented in euros of the financial statements and other financial information prepared and presented in accordance with U.S. GAAP or U.K. GAAP. It is possible that reconciliation or other qualitative or quantitative analysis would identify material differences between the financial statements and other financial information of SPHI and the SP UK Assets if they had been prepared in accordance with IFRS. You should consult your own accounting advisers for an understanding of the differences between IFRS, U.S. GAAP and U.K. GAAP and how those differences might affect the financial statements and other financial information presented in this offering memorandum.

Risks Relating to the Offering

Sales of a substantial number of shares in the public market following the Offering could cause our share price to decline.

Sales of a substantial number of our shares in the public market following the Offering, or the perception that such sale could occur, could adversely affect the market price of our shares.

Following the Offering, Iberdrola, S.A. is expected to own 81.8% of our issued share capital if the Over-allotment Option is not exercised (or 80.0% if the Over-allotment Option is exercised in full). Subject to certain exceptions, including certain issuances of shares and pursuant to share incentive plans we, Iberdrola, S.A. and Iberdrola Generación have agreed with the Joint Global Coordinators, for a period commencing on the date of this offering memorandum and ending 180 days after the shares are listed on the Spanish stock exchanges, without the prior written consent of the Joint Global Coordinators (whose consent cannot be withheld without justification), not to agree to the issue of, or to issue, offer, pledge, sell, contract to sell, sell an option or a contract to buy, purchase a sale option or contract to sell, grant an option, right or guarantee of purchase, pledge, lend or otherwise dispose of or transfer, directly or indirectly, any of our shares or convertible securities that can be exercised or exchanged for shares, warrants or any other instruments that may grant the right to subscribe for or acquire shares, nor, directly or indirectly undertake any transaction that could have an effect similar to the foregoing; or enter into any swap contract or other contracts or transactions by virtue of which the economic effects of ownership of our shares are transferred in whole or in part, directly or indirectly, as further described in "Plan of Distribution—Lock-Up Periods."

After the expiration of the specified lock-up period, Iberdrola, S.A. could sell its shares and we could issue new shares in public or private transactions. Although Iberdrola, S.A. has not indicated that it has any current intention of selling all or some of the shares it will hold after the Offering, any such sales, or any issuances of new shares by us, may affect our share price.

There is no prior trading market for our shares.

Prior to admission to trading on the Spanish stock exchanges, there has been no public market for our shares. The Offering Price of the shares in the Offering will be determined by us and the Joint Global Coordinators based on, among other things, market and economic conditions on the date the Offering Price is determined, our revenues and earnings, market valuations of other companies engaged in similar activities, the present state of our business operations, our management, indications of interest from potential investors in the shares and other factors deemed relevant. We can provide no assurance that the Offering Price will accurately reflect the market price of the shares following the Offering, nor can we provide assurance that an active trading market for the shares will develop or be sustained. If an active trading market does not develop, the liquidity and trading price of the shares could be affected. Purchasers in the Offering could experience immediate dilution, representing the difference between the offer price per share and the net tangible book value per share adjusted for the Offering. See "Dilution." In addition, the price range and share price have been determined without the use of an independent valuation.

The market price of our shares may be volatile and investors may not be able to resell their shares at or above the price they paid.

Stock markets have experienced significant price fluctuations in recent years, which often have been unrelated to the operating performance of the specific companies whose shares are traded. Market fluctuations, as

well as economic conditions, may adversely affect the price of our shares. The market price of our shares after the Offering may be volatile, and may be affected by various factors related to us, our competitors, general economic conditions or market conditions specific to the renewable energy industry.

In addition, the trading price of the shares may be significantly affected due to performance and industry factors, such as variations in our revenues and the earnings of our competitors over successive periods of time, announcements by competitors or other companies active in similar businesses and/or announcements concerning the renewable energy sector, including those in relation to the financial and operational performance of these companies, or technological changes in this sector, negative publicity, changes in our shareholding structure, our management team or key personnel or other factors.

Shareholders outside of Spain may not be able to exercise preferential rights.

As permitted under Spanish law, shareholders have waivable preferential rights to subscribe on a pro rata basis for cash issuances of new shares or other securities that give rights to subscribe for new shares. However, subject to restrictions and regulations in their respective jurisdictions, non-Spanish shareholders may not be able to exercise their preferential subscription rights. For example, unless a registration statement under the Securities Act is made effective or an exemption from the registration requirements of the Securities Act is available, shareholders who are U.S. persons (as defined in Regulation S) will not be able to exercise their preferential subscription rights. There can be no assurance that we will file a registration statement in such circumstances or that, if filed, it will be declared effective or that a relevant exemption will be available to U.S. shareholders. If a U.S. shareholder or other non-Spanish shareholder cannot exercise their preferential subscription rights, the ownership interest of such shareholder may be diluted.

Shareholders in countries with currencies other than the euro face additional investment risk from currency exchange rate fluctuations in connection with their holding of our shares.

Our shares will be quoted in euro and admitted to trading in euro and any future payments of dividends on our shares will be denominated in euro. The euro has recently fluctuated significantly in value against major world currencies, including the U.S. dollar. The U.S. dollar or other currency equivalent received in connection with any sale of our shares or payment of dividends could be adversely affected by the depreciation of the euro against the U.S. dollar or other currencies.

USE OF PROCEEDS

We estimate the net proceeds from the Offering, after deducting fees and commissions and estimated expenses of the Offering, will be approximately €5,076.2 million using, for illustrative purposes only, an offering price of €6.15 per share (the mid-point of the Indicative Offering Price Range set forth on the cover of this offering memorandum). The illustrative offering price does not reflect what the final Offering Price will be.

The purpose of the Offering is to facilitate the financing of our development plans. We intend to use the net proceeds of the Offering to repay substantially all of our indebtedness we owe to our parent company and principal shareholder, Iberdrola, S.A. which, on a pro forma basis as of September 30, 2007 was €3,753.0 million. See "Principal Shareholder" and "Related Party Transactions."

CAPITALIZATION

The following table sets forth our cash and cash equivalents, short-term financial debt, long-term financial debt, capital instruments with debt-like characteristics and equity as of September 30, 2007, (i) of Iberdrola Renovables on an actual basis as of September 30, 2007, (ii) as adjusted to give effect to the Acquisition Capital Increase on October 3, 2007, the impact of the harmonization accounting and the pro forma adjustments, and the Loan Capital Increase dated November 5, 2007 as described in the "Acquisition and Unaudited Pro Forma Financial Information" and (iii) as adjusted for the Offering after the capital increase and prior to the application of the proceeds, using, for illustrative purposes only, an offering price of €6.15 per share (the mid-point of the Indicative Offering Price Range stated on the cover of this offering memorandum). See "Use of Proceeds" for a description of how we intend to apply the proceeds. The illustrative offering price does not reflect what the final Offering Price will be.

You should read this table in conjunction with the sections entitled "Selected Consolidated Historical Financial and Other Data," "Acquisition and Unaudited Pro Forma Financial Information," "Management's Discussion and Analysis of our Financial Condition and Results of Operations," "SPHI Discussion and Analysis of Financial Condition and Results of Operations," "SP UK Assets Discussion and Analysis of Financial Information" and our financial statements and the related notes included elsewhere in this offering memorandum.

	As of September 30, 2007		
	Actual	As adjusted for the Acquisition Capital Increase and the Loan Capital Increase(1)	As adjusted for the Offering
		(€ in millions)	
Cash and cash equivalents	121.7	377.3	5,453.5
Short-term financial debt	2,945.5	3,665.4	3,665.4
Iberdrola, S.A. Group debt	2,803.4	3,353.1(2)	3,353.1
Other Indebtedness	142.0	312.3	312.3
Long-term financial debt	942.4	1,171.9	1,171.9
Iberdrola, S.A. Group debt	377.1	399.9	399.9
Other Indebtedness	565.3	772.0	772.0
Total financial debt	3,887.9	4,837.3	4,837.3
Total net financial debt	3,766.2(3)	4,460.0(4)	(616.2)(5)
Capital instrument with debt-like characteristics	—	550.6	550.6
Shareholders' equity	648.3	6,625.3(2)(6)	11,701.5
Minority interests	77.0	105.7	105.7
Total equity	725.3	6,731.0	11,807.2
Total capitalization	4,491.5	11,741.6	11,741.6

(1) The adjustments below are further described in the unaudited pro forma balance sheet as of September 30, 2007 and the notes related to the adjustments thereto. See "Acquisition and Unaudited Pro Forma Financial Information."

(2) Includes an adjustment related to a capital increase in connection with the Iberdrola, S.A. Group loan paydown (€678.6 million).

(3) Does not reflect €11.0 million of financial derivatives which would decrease net debt to €3,755.1 million.

(4) Does not reflect €11.0 million of financial derivatives which would reduce total net debt to €4,449.0 million.

(5) Does not reflect €11.0 million of financial derivatives which would decrease net debt to (€627.2) million.

(6) Reflects: (i) a positive adjustment from capital premium in the contribution of net assets (€3,324.4 million); (ii) a positive adjustment related to subsidiaries' subscribed capital elimination (€1,498.9 million); (iii) a positive adjustment for the Iberdrola, S.A. Group loan paydown (€489.0 million); and (iv) other minor positive adjustments (€15.5 million).

DILUTION

As of September 30, 2007, we had a pro forma net book value, defined as total shareholders' equity excluding minority interests, under IFRS, of €6,625.3 million or a net book value of €1.96 per share, based on 3,379,251,920 shares, the number of shares outstanding pro forma as of September 30, 2007. The net book value, after giving effect to the Offering, would be €2.77 per share at the illustrative offering price of €6.15 per share. We use, for illustrative purposes only, an offering price of €6.15 per share (the mid-point of the Indicative Offering Price Range set forth on the cover of this offering memorandum), which does not necessarily reflect what the final Offering Price will be.

The immediate dilution to purchasers of the shares in the Offering would be €3.38 per share, representing 55.0% of the Offer Price. Dilution, for this purpose, represents the difference between the Offering Price per share and the pro forma net book value per share adjusted for the Offering.

Iberdrola, S.A., in its capacity as our sole shareholder, has waived its preemptive subscription right under Spanish law. As a result, assuming that the Offering is fully subscribed by third parties, Iberdrola, S.A.'s interest would be diluted by 80.0% of our share capital resulting from the capital increase assuming full exercise of the Over-allotment Option and 81.8% assuming the Over-allotment Option is not exercised. See "Principal Shareholder."

DIVIDENDS AND DIVIDEND POLICY

Payment of dividends is proposed by the board of directors and must be authorized by our shareholders at a general shareholders' meeting. Holders of shares participate in such dividends for each year from the date such dividends are agreed by a general shareholders' meeting. For further description of the conditions under which we may declare dividends under Spanish law and our bylaws see "Description of Share Capital."

Our historical dividend payments to our sole shareholder, Iberdrola, S.A., in 2005, 2006 and 2007 were €14.3 million, €35.9 million and €97.1 million, respectively, in respect of the fiscal years ended December 31, 2004, 2005 and 2006, respectively.

We do not expect to pay dividends in respect of the fiscal year ending December 31, 2007. Our board of directors has adopted a dividend policy whereby the board proposes at a general meeting of shareholders the payment and amount of any future dividend based on the board's assessment of factors such as our business development, growth strategy and financing needs. Based on such factors and in accordance with our general dividend policy, we expect to declare and pay dividends of between 20% and 25% of our profit for the year attributable to equity holders, beginning in respect of the fiscal year ended December 31, 2008. There can be no assurance that in any given year a dividend will be proposed or declared. Any dividends paid in the future will be subject to tax under Spanish law. See "Taxation—Spanish Tax Considerations."

INDUSTRY

Certain of the projections and other information set forth in this section "Industry" have been derived from external sources including "Global Wind Energy Markets 2007-2015," March 2007, "US Wind Power Markets and Strategies, 2007—2015," June 2007; and "European Wind Power Markets and Strategies, 2007—2015," June 2007 by Emerging Energy Research, LLC ("EER") and "International Wind Energy Development, World Market Update 2006," March 2007 by BTM Consult ApS ("BTM"), among others. The industry publications prepared by EER include certain projections based upon a low-growth scenario, a base case scenario and a high-growth scenario, and all EER projections included below and elsewhere in this offering memorandum have been taken from the base case scenario and include offshore installed wind capacity when applicable. Industry publications generally state that the information they contain has been obtained from sources believed to be reliable, but that the accuracy and completeness of such information is not guaranteed. Market research, while believed to be reliable by us for the purposes of this offering memorandum and accurately reproduced, has not been independently verified.

The projections and forward-looking statements in this section are not guarantees of future performance and actual events and circumstances could differ materially from current expectations. Numerous factors could cause or contribute to such differences. See "Risk Factors" and "Forward-Looking Statements."

The Renewable Energy Industry

Renewable energy generation technologies include, among others, wind, solar (thermal and photovoltaic), mini-hydro, biomass, wave and tidal. According to "World Energy Outlook 2007" by the International Energy Agency, the share of renewable energy in the world electricity generation market has increased from 1.4% of the world electricity generation market in 1990 to 2.2% in 2005, growing at a compound annual growth rate of 6.0% from 1990 to 2005 while the world electricity generation market has grown at a rate of 2.9% during the same period. The principal factors which contribute to increased demand for renewable energy development include:

- concern over the security of energy supply in developed countries;
- increased worldwide environmental awareness and concern for environmental sustainability; and
- renewable energy technologies becoming more economically efficient.

Global Wind Power Market

Wind is the fastest growing renewable energy technology in the world due to its cost efficiency, resource availability and the maturity of the technology in comparison to other types of renewable energy technologies. According to EER, global installed wind capacity grew at an annual rate of 24.8% from 2001 through 2006 to bring cumulative installed capacity to 74,037 MW as of December 31, 2006. The 15,215 MW of additional global wind capacity installed in 2006 (25.8% growth) set an industry record, notwithstanding wind turbine supply constraints that restricted wind farm development. Certain of the primary turbine component suppliers have expanded production capacity, which EER expects will permit higher growth levels in the future.

Based upon its base case scenario, EER expects global wind capacity to grow by 22.7% during 2007, reaching an installed capacity of 90,808 MW. Global installed wind capacity is expected to increase at a compound annual growth rate of 14.3% between 2007 and 2015, reaching 264,053 MW in 2015. Annual additional capacity is expected to grow from almost 17,000 MW in 2007 to over 24,000 MW in 2015.

The following table sets forth EER's global and regional wind capacity growth expectations from 2007 through 2015.

	Cumulative installed capacity										CAGR
	Actual	Forecast									Forecast
	2006	2007	2008	2009	2010	2011	2012	2013	2014	2015	2007-2015
	(MW)										(%)
Europe	48,452	56,313	64,594	74,025	83,466	92,922	102,273	111,724	121,300	130,816	11.1
North America	13,106	17,552	22,998	28,407	33,627	38,966	44,667	50,447	56,552	62,957	17.3
Asia Pacific	11,553	15,774	19,989	24,649	30,049	35,799	42,099	48,759	55,769	62,929	18.9
Rest of World	925	1,168	1,661	2,111	2,791	3,516	4,331	5,191	6,211	7,351	25.9
Total Capacity	74,037	90,808	109,242	129,192	149,933	171,203	193,370	216,121	239,832	264,053	14.3

Source: EER Market Forecasts, Global Wind Energy Markets 2007-2015, Emerging Energy Research, March 2, 2007 (based upon the base case scenario).

As of year end 2006, Europe represented 65.4% of global installed wind capacity but, according to EER, in the future the global wind power market will continue to diversify geographically from Europe to North America and Asia Pacific. Going forward, North America and Asia Pacific are expected to experience greater growth in relative terms than Europe.

Regional Wind Power Markets

Europe

Europe is the largest region in terms of installed capacity and is expected to achieve the highest growth in installed capacity in absolute terms, although North America and Asia Pacific are expected to surpass Europe's growth in relative terms. In 2006, Europe experienced the greatest regional capacity growth, contributing 49.4% of the additional global wind capacity installed in 2006, and reaching an installed capacity of 48,452 MW. The European market surpassed previous growth expectations, primarily due to stronger than expected growth in Germany and Spain, which had 2,207 MW and 1,587 MW of additional installed wind capacity in 2006, respectively, and also due to strong growth in emerging European wind markets such as France and Portugal.

EER expects a cumulative installed capacity in Europe to grow at a rate of 16.2% during 2007, reaching an installed capacity of 56,313 MW. EER also expects installed wind capacity in Europe to increase at a compound annual growth rate of 11.1% between 2007 and 2015, reaching 130,816 MW in 2015. According to EER, due to the rapid growth expected in the rest of the world, the European market will have 49.5% of the global installed wind capacity in 2015, as compared to the 62.0% expected in 2007. The following table sets forth EER's wind capacity growth expectations for Europe on a country by country basis from 2007 through 2015.

	Cumulative installed capacity										CAGR
	Actual	Forecast									Forecast
	2006	2007	2008	2009	2010	2011	2012	2013	2014	2015	2007-2015
	(MW)										(%)
Austria	965	984	1,004	1,024	1,044	1,064	1,084	1,104	1,124	1,144	1.9
Balkans	20	25	103	183	263	343	413	483	553	623	49.5
Baltics	117	174	209	284	354	404	454	499	534	569	16.0
Belgium	193	283	353	493	543	773	823	873	1,023	1,173	19.5
Bulgaria	30	60	95	140	190	235	275	345	415	485	29.9
Czech Republic	50	80	120	180	240	300	365	430	495	560	27.5
Denmark	3,133	3,148	3,163	3,378	3,613	3,623	3,633	3,643	3,653	3,663	1.9
Finland	90	125	170	215	260	305	350	395	440	485	18.5
France	1,480	2,380	3,355	4,510	5,635	6,810	8,010	9,235	10,485	11,760	22.1
Germany	20,622	22,422	24,082	25,682	27,157	28,482	29,707	30,797	31,847	32,847	4.9
Greece	745	945	1,165	1,405	1,665	1,945	2,245	2,555	2,865	3,175	16.4
Hungary	62	102	157	212	267	322	382	442	502	562	23.8
Ireland	745	955	1,105	1,205	1,305	1,405	1,505	1,605	1,805	2,005	9.7
Italy	2,123	2,623	3,173	3,778	4,458	5,228	6,038	6,868	7,718	8,588	16.0
Netherlands	1,559	1,709	1,809	1,999	2,049	2,079	2,094	2,204	2,214	2,224	3.3
Norway	315	365	415	495	615	765	965	1,365	1,765	2,165	24.9
Poland	153	303	503	703	953	1,253	1,553	1,853	2,253	2,653	31.2
Portugal	1,716	2,441	3,191	3,966	4,716	5,416	6,066	6,616	7,116	7,591	15.2
Romania	3	14	26	61	101	161	221	281	341	401	52.1
Russia	7	12	22	42	62	82	102	132	182	252	46.3
Spain	11,614	13,414	15,464	17,764	20,119	22,419	24,669	26,869	29,019	31,069	11.1
Sweden	573	793	953	1,258	1,558	1,858	2,208	2,558	2,908	3,308	19.5
Turkey	51	166	296	426	566	706	856	1,006	1,166	1,326	29.7
UK	1,967	2,662	3,517	4,467	5,567	6,767	8,067	9,367	10,667	11,967	20.7
Ukraine	75	80	85	90	95	100	105	110	115	120	5.2
Others	44	48	59	65	71	77	83	89	95	101	9.7
Total Europe	48,452	56,313	64,594	74,025	83,466	92,922	102,273	111,724	121,300	130,816	11.1

Source: European Wind Power Markets and Strategies, 2007-2015, Emerging Energy Research, June 2007 (based upon the base case scenario).

North America

North America added 3,238 MW of additional installed wind capacity during 2006 reaching an installed capacity of 13,106 MW, led by the United States which added a record 2,454 MW or 16.1% of the additional global wind capacity installed in 2006 according to EER.

EER expects North American cumulative installed capacity to grow at a rate of 33.9% during 2007, reaching an installed capacity of 17,552 MW. EER also expects installed wind capacity in North America to increase at a compound annual growth rate of 17.3% between 2007 and 2015, reaching 62,957 MW in 2015.

According to EER, the North American market will have 23.8% of the global installed wind capacity in 2015, as compared to 19.3% in 2007. The following table sets forth EER's wind capacity growth expectations for North America from 2007 through 2015.

	Cumulative installed capacity										CAGR
	Actual	Forecast									Forecast
	2006	2007	2008	2009	2010	2011	2012	2013	2014	2015	2007-2015
	(MW)										(%)
The U.S.	11,612	15,211	19,260	22,885	26,535	30,594	34,918	39,268	43,943	48,918	15.7
Rest of North America(1)	1,494	2,341	3,738	5,522	7,092	8,372	9,749	11,179	12,609	14,039	25.1
Total North America(1)	13,106	17,552	22,998	28,407	33,627	38,966	44,667	50,447	56,552	62,957	17.3

Source: US Wind Power Markets and Strategies, 2007-2015, Emerging Energy Research, June, 2007; EER Market Forecasts, Global Wind Energy Markets 2007-2015, Emerging Energy Research, March 2, 2007 (based upon the base case scenario).

(1) Does not include Mexico.

Asia Pacific

Asia Pacific added 3,987 MW of additional installed wind capacity during 2006, or 26.2% of the additional global wind capacity installed in 2006, reaching an installed capacity of 11,553 MW led by strong growth in China, according to EER.

EER expects cumulative installed capacity to grow at a rate of 36.5% during 2007, reaching an installed capacity of 15,774 MW. EER also expects Asia Pacific's installed wind capacity to increase at a compound annual growth rate of 18.9% between 2007 and 2015, reaching 62,929 MW in 2015. According to EER, due to expectations of continued growth in China, coupled with steady increases in Indian demand for wind power, the Asia Pacific market will reach 23.8% of the global installed wind capacity in 2015 as compared to the 17.4% expected in 2007. The following table set forth EER's wind capacity growth expectations for Asia Pacific from 2007 through 2015.

	Cumulative installed capacity										CAGR
	Actual	Forecast									Forecast
	2006	2007	2008	2009	2010	2011	2012	2013	2014	2015	2007-2015
	(MW)										(%)
Total Asia Pacific	11,553	15,774	19,989	24,649	30,049	35,799	42,099	48,759	55,769	62,929	18.9

Source: EER Market Forecasts, Global Wind Energy Markets 2007-2015, Emerging Energy Research, March 2, 2007 (based upon the base case scenario).

Offshore vs. onshore

The development of offshore wind projects has evolved more slowly than onshore projects due to higher operation and maintenance costs, larger required capital expenditures and larger minimum investment sizes required to compensate for the associated large fixed costs. However, offshore wind energy technology continues to mature and according to EER the European offshore wind market should increase its growth rate from 2009 onwards, when large-scale projects are scheduled to be completed in the United Kingdom, Germany and Sweden. Currently, there is no offshore installed capacity in North America although it has a large potential. Whether offshore potential will be developed in the United States will depend in part upon the development of a few flagship projects.

The following table sets forth EER's wind capacity growth expectations for offshore wind installed capacity from 2007 to 2015.

	Cumulative offshore installed capacity										CAGR
	Actual	Forecast									Forecast
	2006	2007	2008	2009	2010	2011	2012	2013	2014	2015	2007-2015
	(MW)										(%)
Europe	904	1,139	1,409	2,514	3,564	4,644	5,744	7,144	8,744	10,444	31.9
North America	—	—	—	—	140	374	908	1,308	1,908	2,508	—
Asia Pacific	—	—	25	25	25	25	125	275	575	1,025	—
Rest of World	—	—	—	—	—	—	—	—	—	—	—
Total Offshore Capacity	904	1,139	1,434	2,539	3,729	5,043	6,777	8,727	11,227	13,977	36.8

Source: US Wind Power Markets and Strategies, 2007-2015, Emerging Energy Research, June, 2007; European Wind Power Markets and Strategies, 2007-2015, Emerging Energy Research, June 2007 (based upon the base case scenario).

According to EER, in 2015, offshore installed capacity should account for 5.3% of the total wind installed capacity, as compared to the 1.3% it is expected to account for at the end of 2007. Currently offshore wind installed capacity is concentrated in Europe. However, by 2015, that capacity is expected to be distributed mainly between Europe and North America, with 74.7% and 17.9%, respectively, of the global offshore wind installed capacity.

Principal competitors and competitive position

According to EER, prior to the Acquisition, Iberdrola was the second largest global wind farm operator by installed capacity and became the largest global wind farm operator following the Acquisition. Despite recent consolidation, the global wind power market remains fragmented, with approximately 30.7% of total global installed capacity accounted for by the twenty largest wind power operators, according to EER. However, most wind farm operators own nearly all of their assets in a single region, such as Europe or North America. Most U.S. competitors continue to focus exclusively on the U.S. market while several European competitors are expanding into North America.

The following chart sets forth the wind plant ownership and 2006 additions for major global energy producers as of December 2006, prior to the Acquisition.



4,500
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
Megawatts
Wind Plant Ownership
2006 Added
FPL Energy
Iberdrola
Acciona
Babcock & Brown
Scottish Power
Endesa
EDP
Dong Energy Renewables
Eurus
EDF
Trinergy
Long Yuan
Enel
RWE
Vattenfall
MidAmerican Energy
Shell Wind Energy
E.ON
Essent
Puget Sound Energy

Source: Global Wind Plant Ownership, Emerging Energy Research, March 2007.

Spain

As of year end 2006, Spain was the second largest market in the world by installed capacity, with cumulative installed wind capacity of 11,614 MW, including additional capacity of 1,587 MW installed in 2006, according to EER. EER describes Spain as the most attractive European wind power market, primarily due to its stable regulatory incentives, abundance of wind resources and competitive environment. The Spanish wind power market grew at a compound annual growth rate of 32% from 2000 through 2006 according to the Spanish Wind Energy Association *(Asociación Empresarial Eólica)*. The Spanish government's current regulatory framework, under which wind farm developers in Spain benefit from having a choice between selling electricity at a fixed tariff or at market prices plus a premium, has been a major factor in the growth of Spain's wind energy generation market. For further information see "Regulatory—Spain."

Outlook

The Spanish government has further promoted wind power growth by targeting 20,155 MW of cumulative installed capacity by 2010 as set forth in the PER. This implies that capacity will grow approximately 73% over four years and an average of 2,135 MW of new capacity will be installed in Spain annually. Spain's target under the European Union's Renewable Energy Directive (the "Renewable Energy Directive") is to generate 29.4% of all electricity from renewable sources by 2010. This target is currently under review and may be revised pursuant to the Renewable Energy Directive, which in March 2007 established a binding European Union-wide target to source 20% of its energy needs from renewable energy sources by 2020.

Recent studies carried out by the Spanish Government regarding the energy and gas sectors in draft version of the "*Informe de la Planificación de los Sectores de Electricidad y Gas 2007-2016*" (the "Draft Planning Report") estimate Spain could have 29,000 MW of installed wind capacity by 2016. According to EER, Spain will surpass Germany as the fastest growing market in Europe in 2008 in absolute terms and will continue to drive growth in the region through 2015. EER expects that Spain will add more wind energy capacity from 2007 through 2015 than any other market in Europe, adding an average of approximately 2,200 MW annually. The following table sets forth the expected annual cumulative installed capacity in Spain from 2007 through 2015 according to EER.

	Actual	Forecast									CAGR
Wind capacity in Spain	**2006**	**2007**	**2008**	**2009**	**2010**	**2011**	**2012**	**2013**	**2014**	**2015**	**2007-2015**
					(MW)						(%)
Cumulative	11,614	13,414	15,464	17,764	20,119	22,419	24,669	26,869	29,019	31,069	11.1

Source: European Wind Power Markets and Strategies, 2007-2015, Emerging Energy Research, June, 2007 (based upon the base case scenario).

Principal competitors and competitive position

According to the *Asociación Empresarial Eólica*, as of December 2006 Iberdrola is the largest operator in the wind power market in Spain with a 30.7% market share in terms of cumulative installed wind capacity, followed by Acciona with a 17.5% market share and Neo Energía (a subsidiary of EDP) with an 8.43% market share.

The United States

The wind industry in the United States experienced the largest annual increases in cumulative installed wind capacity in the world during 2005 and 2006. In 2006 cumulative installed wind capacity in the United States increased by 2,454 MW, from 9,158 MW of cumulative installed wind capacity in 2005 to 11,612 MW in 2006, making the United States the third largest market by cumulative installed wind power capacity after Germany and Spain, according to EER. More than fifteen states added capacity in 2006, with the majority of additional wind power capacity installed in Texas (774 MW), Washington (428 MW) and New York (185 MW).

Wind farm developers in the United States benefit from federal PTCs, which provide income tax credits to the owners of qualifying wind facilities based on the quantity of wind energy produced and sold during a ten-year period, and MACRS, which permits the accelerated tax depreciation of certain wind farm property. Additionally, in some states wind farm developers benefit from Renewable Portfolio Standards ("RPS") regimes which require the generation of a certain percentage of electricity from renewable sources. See "Regulatory—United States."

Outlook

The U.S. wind energy market has strong growth potential, according to EER, due to the large land mass available for turbine installations, wind resource availability and strong, established political support for renewable energy generation, including the extension of the PTC system through 2008. Additionally, on August 4, 2007 the United States House of Representatives passed a tax bill which, if passed by the United States Senate and signed into law by the President, would further extend the PTC system through 2012 and encourage energy efficiency. For further information see "Regulatory—United States."

EER expects that the United States will increase its cumulative installed wind capacity from 11,612 MW in 2006 to 48,918 MW by 2015, adding an average of approximately 4,150 MW annually during the period. EER projects that the United States will have the most cumulative installed wind capacity in the world by the end of 2011, with 30,594 MW of installed capacity or approximately 18% of the global wind market. The following table sets forth the expected annual cumulative installed wind capacity in the United States from 2007 through 2015 according to EER.

	Actual	Forecast									CAGR
Wind capacity in the United States	**2006**	**2007**	**2008**	**2009**	**2010**	**2011**	**2012**	**2013**	**2014**	**2015**	**2007-2015**
					(MW)						(%)
Cumulative	11,612	15,211	19,260	22,885	26,535	30,594	34,918	39,268	43,943	48,918	15.7

Source: US Wind Power Markets and Strategies, 2007-2015, Emerging Energy Research, June, 2007 (based upon the base case scenario).

Other sources expect even greater growth in installed wind capacity in the United States. For example, BTM expects total cumulative installed wind capacity in the United States to reach 34,035 MW in 2011 and approximately 96,000 MW in 2016 compared to 30,594 MW in 2011 and 48,918 MW in 2015 expected by EER.

EER projects that, of the additional wind capacity to be installed in the United States by the end of 2015, 23% will be installed in Texas while in aggregate 30% will be installed in California, Minnesota, New York, Colorado, and Washington. The following table illustrates the cumulative and expected cumulative installed wind capacity in the United States by state from 2000 through 2015.



60,000
50,000
40,000
30,000
20,000
10,000
0
Cumulative MW Installed
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015
Other States
Wisconsin
South Dakota
North Dakota
Kansas
Illinois
Washington
Oregon
New York
Pennsylvania
New Mexico
Colorado
Iowa
Minnesota
Texas
California

Source: US Wind Power Markets and Strategies, 2007-2015, Emerging Energy Research, June 2007 (based upon the base case scenario).

Principal competitors and competitive position

The significant potential in the U.S. wind energy generation market and the benefits of the PTC system, which began in 1992 as part of the Energy Policy Act of 1992, have attracted U.S. power generators and foreign entrants to the sector. According to EER, FPL Energy, Inc., a U.S. owned wind generator, was the largest operator in the United States in 2006 with approximately 4,000 MW (34.6% market share) of cumulative installed wind capacity in the United States, primarily due to its early entrance in the U.S. market in the 1990s and more recent wind capacity additions of nearly 1,300 MW since 2005. Iberdrola Renovables (formerly PPM Energy) is the second largest operator in the U.S. wind power market by cumulative installed wind capacity, followed by MidAmerican Energy Holdings Company, Babcock & Brown and Puget Sound Energy. The following diagram sets forth the evolution of the entrants with the highest cumulative installed wind capacity in the United States from 2004 through 2007.



Invenergy
AEP
Edison Mission
Horizon
Shell Wind Energy
Puget Sound Energy
Babcock & Brown
MidAmerican*
PPM Energy
FPL Energy
0
1,000
2,000
3,000
4,000
5,000
6,000
Net MW Ownership
MW Ownership, as of YE2004
MW Additions, 2005
MW Additions, 2006
MW Additions, 2007 (est.)

Source: US Wind Power Markets and Strategies, 2007-2015, Emerging Energy Research, June 2007 (based upon the base case scenario).

* MidAmerican Energy Holdings Company figures for 2006 and 2007 include PacifiCorp wind ownership figures.

Additionally, although certain potential competitors did not have significant installed capacity in 2006, many have substantial pipelines and aggressive growth plans.

The United Kingdom

In 2006, installed capacity in the United Kingdom increased by 36.7%, from 1,439 MW of cumulative installed wind capacity in 2005 to 1,967 MW in 2006, according to EER. The majority of new capacity was installed onshore, with one 90 MW offshore wind farm installed.

The renewable obligations scheme, which provides ROCs to producers of renewable energy, has been a major factor in the growth of the wind energy generation market in the United Kingdom. See "Regulatory—United Kingdom."

Outlook

The United Kingdom's target under the Renewable Energy Directive is to have 10.0% of its electricity generation from renewable sources by the end of 2010. According to the British Wind Energy Association, as of September 2007 renewable energy sources generated approximately 4.5% of electricity in the United Kingdom with wind energy sources generating approximately 1.5% of the United Kingdom's electricity supply. The target of 10.0% of electricity generated from renewable sources by 2010 is currently under review and may be revised pursuant to the recent Renewable Energy Directive to source 20% of its energy needs from renewable energy sources by 2020.

According to EER, the U.K. wind energy market has strong growth potential due to its high wind resource availability and, in the case of offshore wind, the low depth of the surrounding sea which is favorable to the installation of offshore wind farms. It is estimated that the United Kingdom has the highest wind resource availability in Western Europe with approximately 114 TWh.

EER expects that the U.K. will increase its cumulative installed wind capacity from 1,967 MW in 2006 to 11,967 MW by 2015, adding an average of 1,111 MW annually during the period. The following table sets forth the expected annual cumulative installed capacity in the United Kingdom from 2007 through 2015.

Wind capacity in the United Kingdom	Actual	Forecast									CAGR
	2006	2007	2008	2009	2010	2011	2012	2013	2014	2015	2007-2015
	(MW)										(%)
Cumulative	1,967	2,662	3,517	4,467	5,567	6,767	8,067	9,367	10,667	11,967	20.7

Source: European Wind Power Markets and Strategies, 2007-2015, Emerging Energy Research, June, 2007 (based upon the base case scenario).

EER projects that the United Kingdom will be the third largest wind power market in Europe in terms of cumulative installed wind capacity by the end of 2015, with approximately 9.1% of the European market. Certain offshore wind projects that were postponed due to local resistance and are expected to be completed in the next few years will also contribute to capacity growth.

Principal competitors and competitive position

Our principal competitors in the United Kingdom include RWE, E.On, Scottish and Southern Energy and Fred Olsen Renewables.

Greece

Greece added 180 MW of capacity in 2006 to reach 745 MW as of December 31, 2006, according to EER. Despite the availability of large wind resources, due to a lack of infrastructure Greece remains one of Europe's least penetrated wind power markets. However, the government has recently improved the permitting process which, according to EER, should facilitate the installation of additional capacity.

Outlook

Greece's target under the Renewable Energy Directive is to generate 20.1% of electricity from renewable sources by 2010. According to EER, Greece is anticipated to have 3,175 MW of installed capacity by 2015. The following table sets forth the expected annual cumulative installed capacity in Greece from 2007 through 2015.

	Actual	Forecast									CAGR
Wind capacity in Greece	**2006**	**2007**	**2008**	**2009**	**2010**	**2011**	**2012**	**2013**	**2014**	**2015**	**2007-2015**
					(MW)						(%)
Cumulative	745	945	1,165	1,405	1,665	1,945	2,245	2,555	2,865	3,175	16.4

Source: European Wind Power Markets and Strategies, 2007-2015, Emerging Energy Research, June, 2007 (based upon the base case scenario).

France

France is the eighth largest European country in installed power and it doubled its total installed capacity by adding 770 MW to reach 1,480 MW of cumulative installed wind capacity in 2006, according to EER. While delays in the delivery of turbines in 2005 contributed negatively to the increase in installed capacity in 2006, improvements in the speed of obtaining permits in France facilitated the installation of additional wind power projects. Existing regulations have constrained past growth in the French wind power market and expectations of strong future growth rely upon assumptions that the new regulatory framework will prove more conducive to larger scale projects.

Outlook

France's target under the Renewable Energy Directive is to have 21.0% of its electricity generation from renewable sources by the end of 2010. The wind power market in France is expected to grow the fastest of any market in Western Europe in relative terms. According to EER, France is expected to have approximately 11,760 MW of installed capacity by 2015. The following table sets forth the expected annual cumulative installed capacity in France from 2007 through 2015.

	Actual	Forecast									CAGR
Wind capacity in France	**2006**	**2007**	**2008**	**2009**	**2010**	**2011**	**2012**	**2013**	**2014**	**2015**	**2007-2015**
					(MW)						(%)
Cumulative	1,480	2,380	3,355	4,510	5,635	6,810	8,010	9,235	10,485	11,760	22.1

Source: European Wind Power Markets and Strategies, 2007-2015, Emerging Energy Research, June, 2007 (based upon the base case scenario).

Poland

Poland added 86 MW of wind capacity in 2006, more than doubling its installed capacity, to reach 153 MW of cumulative installed wind capacity, according to EER. Also according to EER, Poland is one of the most attractive wind power markets in Eastern Europe due to a stable regulatory framework and incentive scheme, and large wind availability resources.

Outlook

Poland's target under the energy act of April 2, 2004, which came into effect in January 2005, is to acquire 10.4% of its energy from renewable sources in 2010-2014. Poland is expected to drive future growth in Eastern Europe's wind power market, and EER expects Poland to account for 37% of the wind power installed in the region through 2015. According to EER, by 2015 Poland is expected to have approximately 2,653 MW of cumulative installed wind capacity. The following table sets forth the expected annual cumulative installed wind capacity in Poland from 2007 through 2015.

	Actual	Forecast									CAGR
Wind capacity in Poland	**2006**	**2007**	**2008**	**2009**	**2010**	**2011**	**2012**	**2013**	**2014**	**2015**	**2007-2015**
					(MW)						(%)
Cumulative	153	303	503	703	953	1,253	1,553	1,853	2,253	2,653	31.2

Source: European Wind Power Markets and Strategies, 2007-2015, Emerging Energy Research, June, 2007 (based upon the base case scenario).

Mini-Hydro

Hydro-energy, a renewable form of electricity generation, is produced using the force of moving water to drive a turbine alternator which generates electricity. The term "mini-hydro" generally applies to hydro-energy installations with electrical output capacities of 10 MW or less. In Spain the term "mini-hydro" can also apply to

energy installations with capacities of 50 MW or less and differing targets and prices are established in Spain for mini-hydro installations of less than 10 MW and installations of between 10 MW and 50 MW. According to the Draft Planning Report, at the end of 2006, mini-hydro facilities with installed capacity of less than 10 MW in Spain had an aggregate installed capacity of 1,811 MW.

Mini-hydropower is an attractive technology due to technology efficiency, plant longevity and low operation and maintenance costs. However, mini-hydro technology has shown lower growth than other renewable sources. In addition, mini-hydro energy is dependent on water supplies and therefore may not be suitable for all regions.

In Europe, hydro-energy installations of less than 10 MW accounted for approximately 11,000 MW of cumulative installed capacity in Europe in 2004, according to the European Small Hydropower Association (the "ESHA"). As of December 31, 2004, Spain was the third largest market in Europe in terms of installed mini-hydro capacity, according to the ESHA.

Outlook

Although large hydro-energy is approaching its theoretical maximum in certain developed countries, there is significant potential for growth in the mini-hydro sector. The ESHA expects that mini-hydro energy will reach cumulative installed capacity of approximately 14,000 MW in Europe by 2015 ("mini-hydro" defined as hydro installations with capacity below 10 MW). In Spain, the PER targets 2,199 MW of cumulative installed mini-hydro capacity by 2010 ("mini-hydro" defined as hydro installations with capacity below 10 MW). The Draft Planning Report released on July 31, 2007 by the Spanish Government estimated that national mini-hydro cumulative capacity will reach 2,450 MW by 2016.

Solar Thermal

Solar thermal power is a relatively new technology. For countries with high direct solar radiation it offers benefits comparable to other renewable energy technologies. Producing electricity from the sun's energy is a direct process: direct solar radiation can be concentrated and collected by a range of concentrating solar power ("CSP") technologies to provide medium to high-temperature heat. This heat is then used to operate a conventional power cycle. Solar heat collected during the day can also be stored in liquid or solid media, such as molten salts, ceramics and concrete. At night, the energy can be extracted from the storage medium and thus continuously operate the power cycle.

Globally, solar thermal energy accounted for 355 MW of cumulative installed capacity in 2005 according to the report entitled "Concentrated Solar Thermal Power—Now!" dated September 2005 ("CSTP"), by Greenpeace and the European Solar Thermal Industry Association ("ESTIA").

Outlook

In Spain, PER targets 500 MW of cumulative solar thermal capacity by 2010 and the Draft Planning Report estimated that national solar cumulative capacity (including both thermal and photovoltaic capacity) will reach 2,000 MW by 2016. In CSTP, based on expected advances in solar thermal technology coupled with continued governmental support of CSP projects, GreenPeace and the ESTIA expect that in 2015 cumulative installed solar thermal capacity in Spain and Europe will reach 1,000 MW and 1,200 MW, respectively, and cumulative global installed solar thermal capacity will reach approximately 6,454 MW by 2015 and 36,850 MW by 2025.

Solar Photovoltaic

Solar photovoltaic technology is the process by which sunlight is directly converted to electricity by transducing light energy on diodes installed on solar panels by means of the photoelectric effect. Photovoltaic cells, which collect and convert sunlight to electricity and make up the basic unit of a photovoltaic system, are mostly made of silicon. Individual photovoltaic cells are grouped together into protective casings called modules.

Globally, solar photovoltaic energy accounted for 6,634 MW of cumulative installed capacity in 2006 according to the European Photovoltaic Industry Association (the "EPIA"). At the end of 2006 there were 106 MW installed in Spain according to the Draft Planning Report.

Outlook

The white paper entitled "Energy for the Future: Renewable Sources of Energy" by the European Commission dated November 1997 targets 3,000 MW of cumulative solar photovoltaic capacity in Europe by 2010, while PER targets 400 MW of cumulative solar photovoltaic capacity for Spain for that same year. The Draft Planning Report estimated that national solar cumulative capacity (including both thermal and photovoltaic capacity) will reach 2,000 MW by 2016.

Although the solar photovoltaic industry is currently small, it is expected to grow rapidly over the next two decades, with leading manufacturers investing heavily in new production technologies such as thin film solar technology. It is anticipated that the market will be driven by government incentives, such as solar roof programs, which reduce installation costs and make the technology more attractive. The EPIA expects that by 2010 solar photovoltaic energy will reach 18.4 GW of global cumulative installed capacity and by 2020 will reach 170 GW.

In Spain, 85% of the capacity limit as set forth in Royal Decree 661/2007 has recently been achieved, therefore according to Royal Decree 661/2007 installations that are inscribed in the *Registro administrativo de producción en Régimen Especial* before September 29, 2008 will be eligible for the current support scheme. A new royal decree related to solar photovoltaic technology is currently under review which could modify the target and the corresponding tariff for solar photovoltaic installations. See "Regulatory—Spain."

Biomass

Article 2 of the Renewable Energy Directive defines biomass as the "biodegradable fraction of products, waste and residues from agriculture (including vegetal and animal substances), forestry and related industries, as well as the biodegradable portion of industrial and municipal waste." Energy is produced through the use of biomass technology by using biomass as fuel for a boiler to generate energy in a conventional thermal plant. While biomass technology has historically been used to generate thermal energy, over the past two decades biomass applications have been developed to generate electricity as well. One of the main advantages of biomass technology is that it is fuelled by products, waste and residues that are abundantly available.

According to the European Union Commission's Biomass Action Plan Communication 628 (final) dated July 12, 2005 (the "Biomass Action Plan"), the European Union currently meets 4% of its energy needs from biomass. At the end of 2006 there were 554 MW installed in Spain according to the Draft Planning Report.

Outlook

The Biomass Action Plan targets 149 million tons of oil equivalent ("Mtoe") of biomass capacity by 2010 in Europe, of which 55 Mtoe are expected to be used for electricity generation and the other 75 Mtoe and 19 Mtoe are expected to be used for the heat and transport sectors, respectively. In Spain, PER targets 1,317 MW of cumulative biomass capacity by 2010, consisting of 722 MW in co-combustion and 1,317 MW in biomass plants. The Draft Planning Report estimated that national biomass cumulative capacity will reach 2,770 MW by 2016.

Wave and Tidal Energy

Marine energy technology has been developed since the mid 1970s, however progress has been sporadic until recently. While there are several types of marine (or ocean) renewable energies, wave energy and tidal energy are the two most commonly collected forms of marine energy. Wave energy occurs in the movements of the water near the surface of the sea formed by winds blowing over the sea surface. Tidal energy is generated as water flows in and out of estuaries caused by the rise and fall of the tides as well as from tidal streams in the open seas. Wave energy converters and tidal energy generators are each able to collect the energy carried by the water and convert it into electricity.

Outlook

According to the Carbon Trust in its report entitled "Future Marine Energy," dated January 2006, between 15% and 20% of current UK electricity demand could be generated by means of wave and tidal stream energy conversion and each technology has the potential to become a source of bulk electricity in many other countries.

However, because marine energy technologies are generally at an early stage of technological development, the current costs of electricity are much higher than other forms of conventional and renewable electricity generation. According to the Carbon Trust, cost reductions could be possible through design developments and economies of scale and significant cost reductions will be necessary to drive future growth of the marine energy industry. The Carbon Trust expects that by 2020, under an optimistic but achievable scenario, between 1,000 and 2,500 MW of installed capacity of each of wave energy and tidal stream energy could be installed in Europe.

U.S. Thermal Generation Industry

Based on 2006 figures, the total U.S. power generation base was approximately 998 GW, of which approximately 388 GW (39%) was non-utility owned generation ("NUG"), according to the US Department of Energy's Energy Information Administration Electric Power Annual. In the United States, energy markets are generally regional in nature and correspond to regional transmission systems. PPM Energy's 537 MW of thermal generation or gas-fired resources are all located in the Western United States, which is included in the Western Electricity Coordinating Council ("WECC") transmission region. The generation base in the WECC transmission region in 2005 was approximately 207 GW, of which approximately 54 GW (26%) was NUG. Approximately 55% of U.S. NUG was gas-fired while approximately 75% of NUG in the Western United States was gas-fired.

Supply and demand

The U.S. Long-Term Reliability Assessment for 2006-15 issued by the North American Electric Reliability Corporation ("NERC") in 2006 found declining available electricity capacity margins over most regions of the U.S., with forecast electricity demand increasing by 19% (141 GW) while committed generating project resources increased by only 6% (57 GW). The projected gap between supply and demand would be filled by placing existing uncommitted resources (i.e., not currently contractually committed to serving utility loads) under contract with regional utilities, and through the construction of new generation. Gas-fired generating capacity is expected to account for almost half of such new generation.

In the Western United States, key findings in the WECC's 2006 Power Supply Assessment for 2006 include:

- from 2006 to 2015 WECC summer peak electricity demand is expected to grow at approximately 2.3% per year (3000+ MW per year);
- available electricity capacity margins are expected to decline over the same period;
- approximately 59% of new generating resource additions are expected to be gas-fired; and
- transmission constraints are expected to limit the amount of summer capacity in the north region of the WECC transmission region that can be imported to serve summer demand in the south region, accelerating the need for new generating resources.

U.S. Natural Gas Industry

This section relies on data and forecasts from the US Department of Energy's Energy Information Administration, including the International Energy Annual 2005 ("IEA"), Annual Energy Outlook 2007 ("AEO") and U.S. Underground Natural Gas Storage Developments: 1998-2005 (the "US UNGD").

The U.S. natural gas market constitutes the largest national gas market in the world, consuming 22.2 trillion cubic feet ("tcf") or 630 bcm in 2005, representing approximately 21.5% of global dry gas consumption in that year, according to the IEA. This market is supplied primarily by domestic production but imports are a growing supply source. Supply and demand are linked by an extensive pipeline and storage infrastructure and system of physical and financial markets, operating under the purview of state and federal regulation.

Demand

Residential, commercial, industrial and power generation constitute the major natural gas demand segments of the U.S. market. According to the AEO, residential and commercial demand combined represented approximately 36% of 2005 demand while industrial and power generation contributed approximately 30% and 26%, respectively. Power generation demand is the fastest growing demand component, forecasted to grow at an annual rate of approximately 2.3% between 2005 and 2015, compared with aggregate annual growth of approximately 1.5%, according to the AEO. Demand has a distinct seasonal nature, with winter demand dominated by residential and commercial space heating. Typically, demand in the highest demand winter month is 50% to 100% greater than in the lowest demand month of a year. Heating demand also varies significantly from year to year, depending on the severity of winter. Growth of summer peaking power generation demand for

gas will tend to reduce but not eliminate seasonality and will add another source of climate driven demand uncertainty. The seasonal and variable nature of demand exerts significant requirements on storage and pipeline operations and impacts price differentials and volatility. See "—Infrastructure and Markets."

Supply

According to the AEO, domestic production provided 83.7% of 2005 aggregate supply, while net pipeline imports (primarily Canadian exports, with a small amount of Mexican imports) provided 13.8%. Liquefied natural gas ("LNG") imports made up the remaining 2.6%. Domestic production is derived from a geologically diverse and geographically dispersed set of supply regions, consisting primarily of offshore and onshore Gulf of Mexico, Mid-Continent, Permian Basin and Rocky Mountain regions, according to the EIA report "Deliverability on the Interstate Natural Gas Pipeline System." Domestic production is expected to grow only modestly according to the AEO, with production from the Rockies region approximately offsetting declining contributions from the Gulf of Mexico regions. In aggregate, domestic production is forecasted in the AEO to grow by approximately 0.7% per annum between 2005 and 2015. LNG imports are expected to contribute the majority of supply growth, forecasted in the AEO to increase by 18.1% per annum, from 0.57 tcf (16 bcm) in 2005 to 3.0 tcf (85 bcm) in 2015. Pipeline imports are expected to be stagnant to declining over this time frame. Additional supply growth could eventually be provided by way of pipeline from abundant reserves on the Alaska North Slope, but are not expected over the 2010-15 timeframe. Domestic production has little or no seasonality and is relatively constant in relation to seasonal demand variations. The exception is hurricane season interruptions impacting Gulf of Mexico production and contributing to supply uncertainty and price volatility. The cost of domestic production and commodity price of natural gas have increased significantly since 2000, with average US wellhead price reported in the AEO during 2000-2006 at $4.96 per thousand cubic feet, more than 2.5 times the average price over the 1990-1999 period. This escalation reflects more difficult, remote and expensive resources as well a much tighter balance of supply and demand.

Infrastructure and markets

An extensive interstate pipeline system connects distant supply sources with major demand markets. According to the EIA Natural Gas Annual 2006, nearly two-thirds of the lower 48 States are almost totally dependent upon the interstate pipeline system for their supplies of natural gas. In 2005, 85% of the 48 tcf of gas transported throughout the United States was carried by major interstate pipeline companies, according to the EIA. Interstate pipeline and storage system operators provide open access to transportation and storage services, under FERC regulation. Intrastate pipelines and local distribution companies fall under state regulatory jurisdiction.

Storage is required to balance seasonal demand with relatively constant production and to improve the efficiency of pipeline operations. According to the US UNGD, working capacity of underground gas storage in 2005 was 4.01 tcf, an increase of 212 billion cubic feet from 1998, and another 197 billion cubic feet of working storage additions are forecast over the 2006-2008 period. Substantially all of the underground natural gas storage capacity in the United States is owned by a combination of interstate and intrastate pipeline companies, local distribution companies (which sell natural gas to consumers) and independent storage providers. Independent providers represent approximately 13% of the total US gas storage market, according to the US UNGSD.

LNG import facilities are another key and growing component of US natural gas infrastructure, providing offloading, liquefied storage and regasification services. Four existing onshore terminals and one offshore terminal currently service US markets, with total deliverability of approximately 5.25 billion cubic feet per day in 2006. In "Short-Term Energy Outlook Supplement: US LNG Imports the Next Wave, January 2007" the EIA forecasts expansions and new facilities to add approximately 6.4 billion cubic feet per day of capacity by the end of 2008.

Transportation and storage infrastructures are built to meet seasonal peak demand, accommodate demand growth, and manage variability in demand arising from weather. Nevertheless, seasonality and other issues cause temporal and geographic commodity price differentials and price volatility. For example, pipeline congestion can arise as a function of demand seasonality as well as production growth exceeding pipeline capacity.

Wholesale price differentials (geographic and temporal spreads) reflect costs of transportation and storage, providing incentive for value-adding infrastructure developments as well as incentives to merchant gas enterprises to manage risks and optimize infrastructure use.

ACQUISITION AND UNAUDITED PRO FORMA FINANCIAL INFORMATION

The Acquisition and the Loan Contribution

On April 23, 2007, our parent Iberdrola, S.A. acquired ScottishPower plc and its subsidiaries. On October 3, 2007, we acquired the ScottishPower Assets, which included the SP US Assets and the SP UK Assets and represented a material acquisition. Based upon the pro forma financial information for the year ended December 31, 2006, the ScottishPower Assets represented 37.9% of the pro forma gross margin and 34.0% of the pro forma EBITDA of Iberdrola Renovables Group, and, based upon the pro forma financial information for the nine months ended September 30, 2007, the ScottishPower Assets represented 38.3% of the pro forma gross margin and 36.6% of the pro forma EBITDA of the pro forma Iberdrola Renovables Group (including the impacts of the harmonization adjustments). For the fiscal years ended March 31, 2006 and 2007, under U.S. GAAP SPHI recorded gross margins of $191.7 million and $401.1 million, respectively, and EBITDA of $80.1 million and $162.8 million, respectively. For the fiscal years ended March 31, 2006 and 2007, the SP UK Assets unaudited aggregation included aggregated gross margins of £33.4 million and £62.1 million, respectively, and aggregated EBITDA of £25.6 million and £51.8 million, respectively. In order to assist the reader, we have prepared an analysis and discussion of the audited historical results of SPHI for the fiscal years ended March 31, 2007 and 2006, as well as an analysis and discussion based upon an unaudited aggregation of the results of the 10 U.K. Wind Companies comprising the SP UK Assets for the fiscal years ended March 31, 2007, 2006 and 2005, which are included elsewhere in this offering memorandum. See "SPHI Discussion and Analysis of Financial Condition and Results of Operations" and "SP UK Assets Discussion and Analysis of Financial Information." As a result of the Acquisition, as of September 30, 2007, we increased our pro forma total installed renewable capacity by 2,364 MW, from 4,977 MW to 7,342 MW, and added 537 MW of installed thermal capacity and 0.76 bcm of working gas storage capacity, as well as an energy management business. The section of this offering memorandum entitled "Business" contains certain information regarding the ScottishPower Assets. See "Business—Renewable Energy Businesses—United States" and "—United Kingdom" and "Business—Non-Renewable Businesses."

The acquisition of the SP US Assets represented a major expansion of our business in the United States. We estimate that, on a pro forma basis, as of December 31, 2006, we controlled 15% of the U.S. wind energy generation market based on market data from the American Wind Energy Association and the US Department of Energy. As of December 31, 2006, the United States was the third largest wind market in the world in terms of installed wind capacity according to EER. The SP US Assets had 1,666 MW of installed wind capacity as of March 31, 2007 and 1,992 MW of installed wind capacity as of September 30, 2007. The SP US Assets also had a pipeline of wind projects. See "Business—Renewable Energy Businesses—Pipeline." Additionally, the SP US Assets engaged in non-renewable activities including gas storage, energy management and thermal generation, and as of September 30, 2007, the SP US Assets had 537 MW of installed thermal generation capacity (including the 237 MW Thermal PPA) and owned 0.76 bcm of working gas storage capacity in the United States, with an additional 0.76 bcm in various stages of development. See "Business—Renewable Energy Businesses—United States" and "Business—Non-Renewable Businesses."

In addition, the acquisition of the SP UK Assets represented a major expansion of our business in the United Kingdom. On an aggregate basis, the SP UK Assets were the largest onshore wind farm developer and operator in the United Kingdom, and we estimate that, on a pro forma basis, we had 17% of the U.K. wind energy generation market based on market data from British Wind Energy Association as of December 31, 2006. The SP UK Assets had 345 MW of installed wind capacity as of March 31, 2007 and 372 MW of installed wind capacity as of September 30, 2007. The SP UK Assets also had wind and other renewable energy pipeline projects. See "Business—Renewable Energy Businesses—Pipeline" and "Business—Renewable Energy Businesses—United Kingdom."

We acquired the ScottishPower Assets through an in-kind exchange in which the ScottishPower Assets were contributed to us by Iberdrola, S.A. (the "ScottishPower Contribution") in exchange for a capital increase (the "Acquisition Capital Increase") in favor of Iberdrola, S.A. The Acquisition Capital Increase consisted of 133,539,956 ordinary shares of Iberdrola Renovables of €10 par value each, at an issue price of €35.79 per share. The total issue price was €4,779,395,025.24, which consisted of nominal capital of €1,335,399,560 and a premium of €3,443,995,465.24. On October 3, 2007, the public deed for the Acquisition Capital Increase was executed before a Madrid notary. We did not enter into a purchase agreement with Iberdrola, S.A. and Iberdrola, S.A. did not provide us with any representations, warranties or indemnities in connection with the Acquisition, other than indemnities with respect to certain potential tax liabilities of the SP US Assets which are covered under the Indemnity Agreement. See "Related Party Transactions—Iberdrola, S.A.—Indemnity Agreement."

On November 5, 2007, Iberdrola, S.A. contributed a loan of €678.6 million owed to it by one of our subsidiaries in exchange for 18,962,596 of our newly issued shares (the "Loan Contribution" and the capital increase, the "Loan Capital Increase"). As a result of the Loan Contribution, we made an adjustment in our pro forma September 30, 2007 and December 31, 2006 balance sheets that decreased our current liabilities (specifically, our short-term debt toward our parent Iberdrola, S.A.) and increased our equity by €678.6 million. See "Related Parties—Iberdrola. S.A.—Financing Agreements."

Pro Forma Financial Information

You should read the following information in conjunction with "Presentation of Financial and Other Information" and with our financial statements and the financial statements of SPHI and each of the 10 U.K. Wind Companies and, in each case, together with the related notes thereto which are included elsewhere in this offering memorandum.

The pro forma financial information referred to in these explanatory notes has been prepared to provide the reader with combined financial information of the Iberdrola Renovables Group resulting from the Acquisition and the Loan Contribution. The pro forma financial information is unaudited. The pro forma financial information has been prepared in accordance with the terms and conditions of EC Regulation 809/2004 and in accordance with the recommendations of the Committee of European Securities Regulators concerning the consistent implementation of such regulation (CESR/05-054b). The pro forma financial information has been prepared for illustrative purposes only and does not purport to represent what our results of operations or financial condition actually would have been if the Acquisition and the Loan Contribution had occurred on the dates provided below, nor does it purport to provide an accurate picture of the financial information or actual results of Iberdrola Renovables, SPHI or the 10 U.K. Wind Companies, nor does it purport to project our results of operations for any future period or our financial condition at any future date, and does not reflect any adjustment to liabilities for restructuring nor the impact of any potential synergies deriving from the Acquisition. Prior to the Acquisition we have not operated or managed either the SP US Assets or the SP UK Assets. Investors are cautioned against placing undue reliance on the pro forma financial information.

The consolidated financial statements of SPHI and the 10 U.K. Wind Companies used in the preparation of the unaudited pro forma financial information have been prepared under the accounting principles of their respective countries (U.S. GAAP and U.K. GAAP, respectively). The unaudited consolidated financial information for the SP UK Assets prepared under U.K. GAAP included in the pro forma financial information differs from the unaudited aggregated financial information reflected in "SP UK Assets Discussion and Analysis of Financial Information" included elsewhere in this offering memorandum as the unaudited aggregated financial information does not represent a proper consolidation in accordance with U.K. GAAP or IFRS. No adjustments were required to be made to the financial information of the SP UK Assets which was consolidated under U.K. GAAP to consolidate such financial information under IFRS for the purposes of preparing the pro forma financial information of Iberdrola Renovables Group. Further, none of the balance sheets and income statements of Iberdrola Renovables, SPHI and the 10 U.K. Wind Companies as of and for the nine months ended September 30, 2007, as used in the preparation of the pro forma financial information as of and for the nine months ended September 30, 2007, have been audited.

Overview

The pro forma financial information of Iberdrola Renovables Group set forth below includes the historical financial information of Iberdrola Renovables, SPHI and the 10 U.K. Wind Companies. The pro forma financial information has been prepared by applying certain harmonization accounting and pro forma adjustments to the historical financial information of Iberdrola Renovables, SPHI and the 10 U.K. Wind Companies, which are included elsewhere in this offering memorandum and which were prepared in accordance with IFRS, U.S. GAAP and U.K. GAAP, respectively.

We have prepared two sets of pro forma financial information:

- the unaudited pro forma balance sheet and income statement data for Iberdrola Renovables Group as of and for the year ended December 31, 2006, prepared as if the Acquisition and the Loan Contribution took place on January 1, 2006; and
- the unaudited pro forma balance sheet and income statement data for Iberdrola Renovables Group as of and for the nine months ended September 30, 2007, prepared as if the Acquisition and the Loan Contribution took place on January 1, 2007.

Because the pro forma financial information was prepared as if the Acquisition and the Loan Contribution took place on either January 1, 2006 or January 1, 2007 and each such date occurred prior to the date of the ScottishPower Contribution described below, the pro forma income statements for the year ended December 31, 2006 and for the nine months ended September 30, 2007 have been adjusted to give effect to the ScottishPower Contribution as if it took place at the beginning of each such period and depreciation in respect thereof commenced on such date. In addition, transaction costs related to the ScottishPower Contribution were deemed immaterial and so have not been included in the preparation of the pro forma financial information. In addition, certain central costs related to the 10 U.K. Wind Companies, which we do not consider significant in relation to our total pro forma operating results, were undertaken historically by affiliates of ScottishPower plc and so were not included in the pro forma financial information.

Preparation of pro forma financial information as of and for the year ended December 31, 2006

The pro forma financial information as of and for the year ended December 31, 2006 provided below consists of a pro forma balance sheet and income statement as of and for the year ended December 31, 2006. This pro forma information includes the respective last full fiscal years of each of Iberdrola Renovables, which has a fiscal year ended December 31, 2006, and SPHI and the 10 U.K. Wind Companies, which, except for CeltPower Ltd. (which had a December 31, 2006 fiscal year end), each had a fiscal year ended March 31, 2007. While the SP UK Assets consolidated balance sheet and income statement for the last full fiscal year have not been audited, the separate balance sheets and income statements of each of Iberdrola Renovables, SPHI and the 10 U.K. Wind Companies for the last full fiscal year have been audited.

Because the financial information of ScottishPower Assets has not been calendarized in the pro forma financial information below, and because the pro forma financial information as of and for the year ended December 31, 2006 provided below does not cover identical twelve month periods for Iberdrola Renovables and the ScottishPower Assets, the pro forma financial information as of and for the year ended December 31, 2006 may not be indicative of combined future results for our business due to differences in market, weather and other factors between the different twelve month periods.

We translated the non-euro financial data into euros using the following exchange rates:

- for the pro forma balance sheet as of December 31, 2006, the prevailing exchange rates as of that date were €1.4852 = £1.0000 and €0.7580 = $1.0000; and
- for the pro forma income statement for the year ended December 31, 2006, the average exchange rates for that period which were €1.4757 = £1.0000 and €0.7802 = $1.0000;

Preparation of pro forma financial information as of and for the nine months ended September 30, 2007

The unaudited pro forma financial information as of and for the nine months ended September 30, 2007 provided below consists of a pro forma balance sheet and income statement as of and for the nine months ended September 30, 2007. Additionally, the pro forma financial information for the nine months from January 1, 2007 through September 30, 2007 includes, except in the case of CeltPower Ltd (which had a December 31, 2006 fiscal year end), the same financial information from the three months ended March 31, 2007 for the ScottishPower Assets, which are also included in the pro forma financial information for the year ended December 31, 2006. Further, none of the consolidated balance sheets and income statements of Iberdrola Renovables, SPHI and the SP UK Assets as of and for the nine months ended September 30, 2007, as used in the preparation of the pro forma financial information as of and for the nine months ended September 30, 2007, have been audited.

We translated the non-euro financial data into euros using the following exchange rates:

- for the pro forma balance sheet as of September 30, 2007, the prevailing exchange rates as of that date which were €1.4351 = £1.0000 and €0.7053 = $1.0000; and
- for the pro forma income statement for the nine months ended September 30, 2007, the average exchange rates for that period which were €1.4775 = £1.0000 and €0.7437 = $1.0000.

Harmonization accounting—impact of the application of IFRS

Harmonization accounting—impact of the application of IFRS to the financial statements of SPHI

As the financial statements of SPHI used in the preparation of the pro forma financial information have been prepared under U.S. GAAP, the pro forma financial information includes adjustments to make the application of accounting principles consistent with those of Iberdrola Renovables which prepares its financial statements under IFRS, as described below.

Conversion from equity method to proportional consolidation method

Pursuant to U.S. GAAP, SPHI's joint ventures are accounted for under the equity method while under IFRS joint ventures may be accounted for under the equity method or the proportional consolidation method. Under the equity method, income earned from joint ventures is reported by the company on its income statement and the reported profit is proportional to the size of its equity investment, while under the proportional consolidation method, the percentage share of the balance sheet and income statement items are included in the consolidated financial statements of the company. Because we use the proportional consolidation method in our IFRS financial statements, an adjustment has been performed to convert treatment of SPHI's joint ventures under the equity method to the proportional consolidation method. For further discussion of SPHI's joint ventures, see "Business—Renewable Energy Businesses—United States."

The impact of this adjustment on the pro forma financial information is set forth below. Debit amounts are represented as positive numbers and credit amounts are represented as negative numbers:

Line Item	As of and for the nine months ended September 30, 2007	As of and for the year ended December 31, 2006
	(€ in millions)	
Balance sheet		
Property, plant and equipment	221.3	258.4
Goodwill and intangible assets	13.5	—
Investments accounted for using the equity method	(203.1)	(223.2)
Other current assets	4.1	5.1
Cash and cash equivalents	16.7	18.1
Non current liabilities—Interest-bearing loans and borrowings	(34.5)	(40.2)
Non current liabilities—other non-current liabilities	(1.6)	(0.5)
Current liabilities—Interest-bearing loans and borrowings	(2.8)	(2.8)
Current liabilities—other current liabilities	(13.6)	(14.9)
Income statement		
Operating revenues	(21.3)	(24.8)
Operating costs	6.5	7.1
Depreciation and amortization charge and provisions	7.8	8.7
Net finance income	0.9	1.3
Share of profit of companies accounted for using the equity method	6.1	7.7

Wind farm estimated useful life

SPHI depreciates its wind farms on a straight line basis over a 25 year period. Because we estimate a 20 year useful life for wind farms, a pro forma adjustment has been included in the December 31, 2006 pro forma balance sheet and income statement to convert SPHI's wind farms to a 20 year estimated useful life. No adjustment has been performed to SPHI's consolidated balance sheet and income statement as of and for the nine months ended September 30, 2007 as SPHI already depreciated its wind farms assuming a useful life of 20 years during that period.

The impact of this adjustment on the pro forma financial information is set forth below. Debit amounts are represented as positive numbers and credit amounts are represented as negative numbers:

Line Item	As of and for the nine months ended September 30, 2007	As of and for the year ended December 31, 2006
	(€ in millions)	
Balance sheet		
Property, plant and equipment	—	(9.6)
Other non-current assets	—	3.6
Income statement		
Depreciation and amortization charge and provisions	—	9.8
Income tax expense	—	(3.8)

Capital instruments with debt-like characteristics

SPHI has entered into several institutional investment structures ("Institutional Investment Structures") in which institutional investors become party to certain agreements pursuant to which SPHI receives compensation, mainly in the form of cash and cash equivalents, while the investors become entitled to certain benefits and tax credits generated by the facilities over an agreed period of time. SPHI retains control of the wind farms while the investors retain the right to approve certain major decisions. The Institutional Investment Structures have generated certain amounts that have been accounted for as deferred income under U.S. GAAP and transferred to revenues on a straight-line basis. In the preparation of this pro forma financial information in accordance with IFRS, the third party investments have been accounted for as capital instruments with debt-like characteristics included initially at fair value and subsequently carried at an amortized cost. Additionally, MACRS, which is one of the components of deferred income that contributed to revenues under U.S. GAAP, is, under IFRS, excluded both from revenues and EBITDA and is not reflected in the income statement as assets are depreciated in the income statement on a straight-line basis over 20 years. See "SPHI Discussion and Analysis of Financial Condition and Results of Operations" and "Business—Renewable Energy Businesses—Wind—Wind farm financing structures."

The impact of this adjustment on the pro forma financial information is set forth below. Debit amounts are represented as positive numbers and credit amounts are represented as negative numbers:

Line Item	As of and for the nine months ended September 30, 2007	As of and for the year ended December 31, 2006
	(€ in millions)	
Balance sheet		
Deferred tax assets	6.5	—
Other current assets	(1.1)	—
Reserves	7.6	(0.5)
Minority interests	21.1	—
Capital instruments with debt-like characteristics	(550.6)	(595.0)
Other non-current liabilities	493.2	576.8
Income statement		
Operating revenues	(11.3)	12.5
Net finance income	30.6	17.8
Minority interests	1.2	—
Income tax expense	2.8	(11.6)

Pursuant to the harmonization adjustment described above, deferred income (classified by SPHI as "other non-current liabilities" under U.S. GAAP) is written off and debt with third parties is accounted for in the line item "Capital instruments with debt-like characteristics" on the balance sheet and on the income statement in the corresponding financial expenses. In addition, the remaining third party interests are recognized as minority interests once they have achieved the negotiated internal rate of return.

Derivatives

U.S. GAAP and IFRS require all derivatives, as respectively defined by each, to be accounted for at fair market value. Both standards provide specific exemptions to this requirement; however, the exemptions allowed vary between the respective standards. The principal differences have been harmonized as follows:

- Under IFRS, energy price-related derivative financial instruments that do not qualify for hedge accounting are included in the "operating revenues" line item of the income statement while under U.S. GAAP such instruments may be accounted for as "operating revenues" or as "procurements."
- Under U.S. GAAP, the designation of contracts for hedge accounting was performed at the inception of the contract, while under IFRS such designation was made on the date of SPHI's transition to IFRS. Accordingly, certain contracts which were accounted for as hedges under U.S. GAAP were not accounted for as hedges under IFRS, and vice versa. This has a negative impact on the line item "total equity" of approximately €61.7 million and €74.4 million as of September 30, 2007 and December 31, 2006, respectively.
- While under both U.S. GAAP and IFRS a contract to buy or sell a non-financial item that satisfies the "own use" exemption is not required to be measured and presented at fair value, the requirements and obligations for applying the "own use" exemption (included in paragraphs 5, 6 and 7 of International Accounting Standards ("IAS") 39 under IFRS) are different from such requirements and obligations under U.S. GAAP. These differences had a positive impact on the line item "net income" of

approximately €29.7 million for the months ended September 30, 2007 and €30.8 million for the year ended December 31, 2006.

- The classification of derivative financial instruments related to energy prices on the balance sheet as applied by SPHI is different from the classification we use when accounting for instruments such as financial assets and liabilities. This adjustment did not have an effect on the line items "net income" in the pro forma financial information. This adjustment also had no impact on the line item "total equity" and only impacted certain balance sheet line items.

The impact of these adjustments on the pro forma financial information are set forth below. Debit amounts are represented as positive numbers and credit amounts are represented as negative numbers:

Line Item	As of and for the nine months ended September 30, 2007	As of and for the year ended December 31, 2006
	(€ in millions)	
Balance sheet		
Other non-current financial investments	60.0	50.8
Non-current trade and other receivables	(107.5)	(108.2)
Deferred tax assets	52.2	29.4
Other current assets	(21.2)	(20.4)
Other reserves	61.7	74.4
Non-current liabilities—interest-bearing loans and borrowings	(76.5)	(65.1)
Non-current liabilities—other non-current liabilities	57.1	67.9
Current liabilities—interest-bearing loans and borrowings	(103.3)	(85.1)
Other current liabilities	107.2	87.1
Income statement		
Operating revenue	(100.6)	(144.6)
Procurements	52.1	95.3
Income tax expense	18.8	18.5

Expenses/costs

Iberdrola Renovables prepares its income statement in accordance with the method of nature of the expenses/costs while SPHI uses the method of function of the expenses/costs. To harmonize the differences between these two methods, reclassifications have been made to SPHI's income statement for the year ended December 31, 2006. See "SPHI Discussion and Analysis of Financial Condition and Results of Operations." Because SPHI adopted the method of nature of the expenses/costs at the beginning of 2007, it was not necessary to reclassify SPHI's consolidated income statement for the nine month period ended September 30, 2007.

The impact of this adjustment on the pro forma financial information is set forth below. Debit amounts are represented as positive numbers and credit amounts are represented as negative numbers:

Line Item	For the nine months ended September 30, 2007	For the year ended December 31, 2006
	(€ in millions)	
Income statement		
Operating revenues	—	149.4
Operating expenses	—	(153.0)
Depreciation and amortization charge and provisions	—	7.6
Net finance costs	—	(1.2)
Losses on disposal of non-current assets	—	(28.1)
Income tax expense	—	25.3

Sale of self-developed wind farm

During 2006, SPHI sold a self-developed wind farm to a third party. This transaction was accounted for under the income statement line items "revenues" and "procurements," according to U.S. GAAP. A pro forma adjustment has been performed in order to reclassify the net proceeds from the transaction under the income statement line item, "gains (losses) on disposal of non-current assets."

Harmonization accounting—impact of the application of IFRS to the financial statements of the SP UK Assets

No adjustments were required to be made to the financial information of the SP UK Assets which was consolidated under U.K. GAAP to consolidate such financial information under IFRS for the purposes of preparing the unaudited pro forma financial information of Iberdrola Renovables Group. The consolidated financial information for the SP UK Assets under U.K. GAAP differs in certain respects from the unaudited aggregated financial information reflected in "SP UK Assets Discussion and Analysis of Financial Information" included elsewhere in this offering memorandum as the unaudited aggregated financial information does not represent a proper consolidation in accordance with U.K. GAAP or IFRS. For a description of the method of aggregation used to prepare the financial information see "Index to Financial Statements—Description of preparation of Unaudited Aggregation of Financial Data of the 10 U.K. Wind Companies Comprising the SP UK Assets" and for a discussion of certain limitations inherent in this aggregation see "SP UK Assets Discussion and Analysis of Financial Information."

Pro forma adjustments

In addition to the adjustments described above to make the application of accounting principles consistent with those of Iberdrola Renovables, the unaudited pro forma financial information contains certain pro forma adjustments to provide the reader with the combined financial information of the Iberdrola Renovables Group resulting from the Acquisition, including the following:

Tax indemnity

In February 2007, the examination division of the U.S. Internal Revenue Service (the "IRS") proposed certain adjustments to NA General Partnership's tax returns for the 2001, 2002 and 2003 tax years. SPHI is NA General Partnership's successor. The largest proposed adjustment is the disallowance of a $931.8 million interest deduction. SPHI is disputing these proposed adjustments with the appeals division of the IRS and estimates that such appeals process may last until at least March 2008. See "Business—Legal Matters—Regulatory and tax matters. SPHI deposited $225 million with the IRS to stop certain interest accrual and reserved against such disputed tax liability. Iberdrola, S.A. has agreed to indemnify us against these disputed tax liabilities. See "Related Party Transactions—Indemnity Agreement."

The impact of this adjustment on the pro forma financial information is set forth below. Debit amounts are represented as positive numbers and credit amounts are represented as negative numbers:

Line Item	As of and for the nine months ended September 30, 2007	As of and for the year ended December 31, 2006
	(€ in millions)	
Balance sheet		
Non-current trade and other receivables	201.9	217.1
Other reserves[1]	(15.5)	(21.6)
Income statement		
Income tax expense	(186.4)	(195.5)

(1) The adjustment to the line item "other reserves" relates to exchange rate differences due to the application of average exchange rates to the income statement and year-end exchange rates to the balance sheet.

Loan contribution

We made an adjustment in our pro forma September 30, 2007 and December 31, 2006 balance sheets that decreased our current liabilities (specifically, our short-term debt toward our parent Ibedrola, S.A.) and increased our equity by €678.6 million. See "Related Parties—Iberdrola, S.A.—Financing Agreements."

The impact of this adjustment on the pro forma financial information is as set forth below. Debit amounts are represented as positive numbers and credit amounts are represented as negative numbers:

Line Item	As of the nine months ended September 30, 2007	As of the year ended December 31, 2006
	(€ in millions)	
Balance sheet		
Subscribed capital	(189.6)	(189.6)
Other reserves	(489.0)	(489.0)
Current liabilities—interest-bearing intercompany balances	678.6	678.6

Purchase price allocations

As described above, on April 23, 2007 our parent Iberdrola, S.A. acquired ScottishPower plc and its subsidiaries. In accordance with IFRS, we have allocated the purchase price with the help of an independent expert to reflect the fair value of ScottishPower plc's assets and liabilities as of the date of the Acquisition. Iberdrola, S.A. has valued the non-monetary assets and liabilities that were contributed as part of the acquisition price pursuant to a purchase price allocation procedure. While pursuant to IFRS 3 an acquirer must recognize the identifiable assets and liabilities of the acquiree at fair market value, there is an exception to this requirement for business combinations between entities under common control. Consequently, absent a contrary accounting policy, we have recognized the non-monetary assets and liabilities of ScottishPower plc at the book value at which they were accounted for on Iberdrola, S.A.'s consolidated financial statements as of the date of the ScottishPower Contribution, which we believe is the best available estimate of the fair value of such assets and liabilities, after which the purchase price was adjusted for the depreciation that occurred between April 23, 2007 and October 3, 2007. The purchase price allocation that is included in the pro forma financial information reflects an independent expert's valuation and is accurate as of the date of this offering memorandum, however it is subject to change.

The adjustments for the ScottishPower Contribution are included in the column entitled "Pro Forma Adjustments" of the pro forma financial statements and include positive adjustments to "Other reserves" of €468.7 million and €441.7 million as at September 30, 2007 and December 31, 2006, respectively, as a result of a surplus in the amount of the ScottishPower Contribution compared to the amount specified in the public deed. The entire ScottishPower Contribution has been accounted for as a credit to "subscribed capital" based on an increase in subscribed capital of Iberdrola, S.A. of €1,335.4 million (corresponding to 133,539,956 shares) and of "other reserves—share premium" of €3,444.0 million. Additionally, the elimination of the historical SPHI capital is included in the table below.

For the purpose of preparing the pro forma financial information provided below, when a particular piece of property, plant and equipment or intangible asset that was acquired from ScottishPower plc is put into operation, the difference between the asset's fair value and the carrying value is depreciated or amortized based upon its remaining useful life. For example, wind farms which come into operation are depreciated on a straight-line basis over an expected useful life of 20 years. The difference between the fair value and the carrying value of pipeline wind farm projects is not depreciated. The unaudited pro forma effect of such depreciations and amortizations was €88.7 million for the year ended December 31, 2006 and €73.6 million in the nine months ended September 30, 2007. The effect of such depreciations and amortizations is anticipated to increase as additional assets to which a purchase price has been allocated are put into operation, while being partially offset as assets currently in operation reach the end of their useful life.

The impact of this adjustment on the pro forma financial information is as set forth below. Debit amounts are represented as positive numbers and credit amounts are represented as negative numbers:

Line Item	As of and for the nine months ended September 30, 2007	As of and for the year ended December 31, 2006
	(€ in millions)	
Balance sheet		
Property, plant and equipment	1,343.3	1,452.1
Goodwill and intangible assets	4,854.0	5,152.2
Subscribed capital—non-monetary contribution	(1,335.4)	(1,335.4)
Capital subsidiaries elimination	1,498.9	1,610.8
Other reserves—share premium	(3,444.0)	(3,444.0)
Translation differences	—	(324.4)
Reserves subsidiaries elimination	(910.6)	(1,050.0)
Non-monetary contribution surplus	(468.7)	(441.7)
Other non-current liabilities	(1,584.5)	(1,674.4)
Income statement		
Depreciation and amortization charge and provisions	73.6	88.7
Income tax expense	(26.6)	(33.9)

Additionally, a portion of the acquisition price has been allocated to ScottishPower plc's pipeline projects that are capable of being separated and independently sold in satisfaction of the "identifiability" requirement under IAS 38. These pipeline projects were accounted for in the financial statements of SPHI and the 10 U.K. Wind Companies at the cost of acquisition rather than at fair value, which was larger, according to an independent valuation. The portion of the purchase price allocated to these pipeline projects as at December 31, 2006 and September 30, 2007 is €3,200.1 million and €3,391.8 million, respectively.

For the year ended December 31, 2006

Unaudited pro forma income statement:

	Iberdrola Renovables	SPHI	SP UK Assets	Harmonization Accounting	Pro Forma Adjustments	Pro Forma Total
				(€ in millions)		
Operating revenue	695.6	741.9	92.0	7.5[(1)]	—	1,537.0
Procurements	—	(309.3)	—	(108.4)[(2)]	—	(417.7)
Gross margin	695.6	432.6	92.0	(100.9)	—	1,119.3
Operating costs	(139.0)	(281.1)	(15.3)	158.9[(3)]	—	(276.5)
Depreciation and amortization charge and provisions	(182.4)	(39.3)	(20.8)	(26.1)[(4)]	(88.7)[(5)]	(357.3)
Profit from operations (EBIT)	374.2	112.2	55.9	31.9	(88.7)	485.5
Net finance revenue (costs)	(68.5)	(17.4)	(14.6)	(16.3)[(6)]	—	(116.8)
Share of profit (loss) of companies accounted for using the equity method	—	7.7	—	(7.7)[(7)]	—	—
Gains (losses) on disposal of non-current assets	0.9	(12.9)	—	28.1[(8)]	—	16.1
Consolidated profit before taxes	306.6	89.6	41.3	36.0	(88.7)	384.8
Income tax expense	(106.2)	(199.7)	(13.4)	(29.2)[(9)]	229.4[(10)]	(119.1)
Profit (loss) for the year	200.4	(110.1)	27.9	6.8	140.7	265.7
Result from discontinued operations	—	—	—	—	—	—
Minority interests	(10.7)	1.0	(0.3)	—	—	(10.0)
Profit (loss) for the year attributable to equity holders of the parent	189.7	(109.1)	27.6	6.8	140.7	255.7

(1) Reflects (i) a positive adjustment from the application of IAS 39 for the valuation of derivative instruments of SPHI which had been valued under U.S. GAAP (€144.6 million); (ii) a positive adjustment to convert the accounting for joint ventures of SPHI to the proportional consolidation method from the equity method (€24.8 million); (iii) a negative adjustment from the reclassification of certain business activities of SPHI to specific Iberdrola Renovables line items (€149.4 million); and (iv) other minor negative adjustments related to the Institutional Investment Structures (see "—Capital instruments with debt-like characteristics.") (€12.5 million).

(2) Reflects (i) a negative adjustment from the application of IAS 39 to the valuation of derivative instruments of SPHI which had been valued under U.S. GAAP (€95.3 million); and (ii) a further negative adjustment from the reclassification of certain business activities of SPHI to specific Iberdrola Renovables line items (€13.1 million).

(3) Reflects (i) a negative adjustment to convert the accounting for joint ventures of SPHI to the proportional consolidation method from the equity method (€7.1 million); (ii) a positive adjustment from the reclassification of certain business activities of SPHI to specific Iberdrola Renovables line items (€153.0 million); and (iii) other minor positive adjustments (€13.0 million).

(4) Reflects (i) a negative adjustment to convert the accounting for joint ventures of SPHI to the proportional consolidation method from the equity method (€8.7 million); (ii) a negative adjustment related to the harmonization of the useful life of wind farms of SPHI (which amortizes its wind farms on a straight line basis over a 25 year period) and Iberdrola Renovables (which amortizes its wind farms on a straight line basis over a 20 year period) (€9.8 million); and (iii) a negative adjustment related to the reclassification of certain business activities of SPHI to specific Iberdrola Renovables line items (€7.6 million).

(5) Reflects an adjustment for the depreciation of the increased asset values resulting from the purchase price allocation (€88.7 million).

(6) Reflects (i) a negative adjustment related to the Institutional Investment Structures (see "—Capital instruments with debt-like characteristics.") (€17.8 million); (ii) a positive adjustment related to the reclassification of certain business activities of SPHI to specific Iberdrola Renovables line items (€1.2 million); and (iii) other minor positive adjustments (€0.3 million).

(7) Reflects a negative adjustment to convert the accounting for joint ventures of SPHI to the proportional consolidation method from the equity method (€7.7 million).

(8) Reflects a positive adjustment related to the reclassification of certain business activities of SPHI to specific Iberdrola Renovables line items (€28.1 million).

(9) Reflects (i) a negative adjustment related to the reclassification of certain business activities of SPHI to specific Iberdrola Renovables line items (€25.3 million); and (ii) a negative adjustment related to the tax effect of each of the adjustments described above in the column "Harmonization Accounting" (€3.9 million).

(10) Reflects (i) a positive adjustment for a guarantee provided by Iberdrola, S.A. related to potential tax liabilities (€195.5 million) (see "SPHI Discussion and Analysis of Financial Condition and Results of Operations—Factors Affecting SPHI Results of Operation—Certain non-recurring items"); and (ii) a further positive adjustment related to the tax effect of each of the adjustments described above in the column "Pro Forma Adjustments" (€33.9 million).

As of December 31, 2006

Unaudited pro forma balance sheet:

	Iberdrola Renovables	SPHI	SP UK Assets	Harmonization Accounting	Pro Forma Adjustments	Pro Forma Total
				(€ in millions)		
Assets						
Non-current assets						
Property, plant and equipment	4,135.4	1,451.3	536.3	208.9[1]	1,452.1[2]	7,784.0
Goodwill and intangible assets	44.3	14.9	—	13.9[3]	5,152.2[4]	5,225.3
Investments accounted for using the equity method	0.1	223.2	—	(223.2)[5]	—	0.1
Non-current financial investments	3.6	37.7	—	71.5[6]	—	112.8
Deferred tax assets	33.7	—	—	35.6[7]	—	69.3
Non-current trade and other receivables	67.2	293.0	—	(108.2)[8]	217.1[9]	469.1
Total non-current assets	4,284.3	2,020.1	536.3	(1.5)	6,821.4	13,660.6
Current assets						
Cash and cash equivalents	122.8	240.9	16.3	18.1[10]	—	398.1
Other current assets	328.7	506.1	45.0	10.1[11]	—	889.9
Total current assets	451.5	747.0	61.3	28.2	—	1,288.0
Total assets	4,753.8	2,767.1	597.6	26.7	6,821.4	14,948.6
Equity and Liabilities						
Equity						
Subscribed capital	164.6	1,609.5	1.3	—	(85.8)[12]	1,689.6
Other reserves	364.6	(977.7)	4.4	(76.7)[13]	5,770.7[14]	5,085.3
Profit for the year attributable to equity holders	189.7	(109.1)	27.6	6.8[15]	140.7[15]	255.7
Minority interests	75.8	49.8	0.3	—	—	125.9
Total equity	794.7	572.5	33.6	(69.9)	5,825.6	7,156.5
Capital instruments with debt-like characteristics	—	—	—	595.0[16]	—	595.0
Total capital instruments with debt-like characteristics	—	—	—	595.0	—	595.0
Non-current liabilities						
Interest-bearing loans and borrowings	484.6	104.1	0.4	105.3[17]	—	694.4
Interest-bearing Iberdrola, S.A. Group borrowings	378.9	—	23.6	—	—	402.5
Other non-current liabilities	241.6	802.6	80.2	(625.9)[18]	1,674.4[19]	2,172.9
Total non-current liabilities	1,105.1	906.7	104.2	(520.6)	1,674.4	3,269.8
Current liabilities						
Interest-bearing loans and borrowings	109.0	86.4	21.8	88.1[20]	—	305.3
Interest-bearing Iberdrola, S.A. Group borrowings	2,186.7	462.2	409.0	—	(678.6)[21]	2,379.3
Other current liabilities	540.3	739.3	29.0	(65.9)[22]	—	1,242.7
Total current liabilities	2,836.0	1,287.9	459.8	22.2	(678.6)	3,927.3
Total equity and liabilities	4,735.8	2,767.1	597.6	26.7	6,821.4	14,948.6

(1) Reflects (i) a positive adjustment to convert the accounting for joint ventures of SPHI to the proportional consolidation method from the equity method (€258.4 million); (ii) a negative adjustment to reclassify software costs to intangible assets (€13.9 million); and (iii) other minor negative adjustments (€35.6 million).

(2) Reflects a positive adjustment related to the increase in fair value of the assets based on purchase price allocation values determined by Iberdrola, S.A. (€1,452.1 million).

(3) Reflects a positive adjustment to reclassify software costs to intangible assets (€13.9 million).

(4) Reflects (i) a positive adjustment to goodwill allocated to the renewable assets of SPHI (€1,760.4 million); and (ii) a positive adjustment related to the increase in fair value of the assets based on purchase price allocation values determined by Iberdrola, S.A. (€3,391.8 million).

(5) Reflects a negative adjustment to convert the accounting for joint ventures of SPHI to the proportional consolidation method from the equity method (€223.2 million).

(6) Reflects (i) a positive adjustment from the application of IAS 39 to the valuation of derivative instruments of SPHI which had been valued under U.S. GAAP (€50.8 million); and (ii) other minor positive adjustments (€20.7 million).

(7) Reflects a positive adjustment from the tax effects of the other adjustments (€35.6 million).

(8) Reflects a negative adjustment from the application of IAS 39 to the valuation of derivative instruments of SPHI which had been valued under U.S. GAAP (€108.2 million).

(9) Reflects (i) a positive adjustment for a guarantee by Iberdrola, S.A. related to potential tax liabilities (€217.1 million) (see "SPHI Discussion and Analysis of Financial Condition and Results of Operations—Factors Affecting SPHI Results of Operation—Certain non-recurring items").

(10) Reflects a positive adjustment to convert the accounting for joint ventures of SPHI to the proportional consolidation method from the equity method (€18.1 million).

(11) Reflects a negative adjustment from the application of IAS 39 to the valuation of derivative instruments of SPHI which had been valued under U.S. GAAP (€20.4 million); (ii) a positive adjustment to convert the accounting for joint ventures of SPHI to the proportional consolidation method from the equity method (€5.1 million); and (iii) other minor positive adjustments (€25.4 million).

(12) Reflects (i) a positive adjustment from the nominal capital of the Acquisition Capital Increase (€1,335.4 million); (ii) a negative adjustment related to the elimination of subsidiaries' subscribed capital (€1,610.8 million); and (iii) a positive adjustment from the nominal amount of the Loan Capital Increase (€189.6 million).

(13) Reflects (i) a negative adjustment from the application of IAS 39 to the valuation of derivative instruments of SPHI which had been valued under U.S. GAAP (€74.4 million); and (ii) other minor negative adjustments (€2.3 million).

(14) Reflects (i) a positive adjustment from the capital surplus of the Acquisition Capital Increase (€3,444.0 million); (ii) a positive adjustment related to elimination of subsidiaries' reserves (€1,050.0 million); (iii) a positive adjustment for the surplus in the amount of the ScottishPower Contribution compared to the amount specified in the public deed (€441.7 million); (iv) a positive adjustment for the elimination of historical conversion differences (€324.4 million); (v) a positive adjustment from the capital surplus of the Loan Capital Increase (€489.0 million); and (vi) other minor positive adjustments (€21.6 million).

(15) See the pro forma income statement for the year ended December 31, 2006.

(16) Reflects a positive adjustment related to the Institutional Investment Structures (see "—Capital instruments with debt-like characteristics.")

(17) Reflects (i) a positive adjustment to convert the accounting for joint ventures of SPHI to the proportional consolidation method from the equity method (€40.2 million); and (ii) a positive adjustment from the application of IAS 39 to the valuation of derivative instruments of SPHI which had been valued under U.S. GAAP (€65.1 million).

(18) Reflects (i) a negative adjustment related to the Institutional Investment Structures (see "—Capital instruments with debt-like characteristics") (€576.8 million); (ii) a negative adjustment from the application of IAS 39 to the valuation of derivative instruments of SPHI which had been valued under U.S. GAAP (€67.9 million); and (iii) other minor positive adjustments (€18.8 million).

(19) Reflects a positive adjustment due to a deferred tax liability related to the purchase price adjustments (€1,674.4 million).

(20) Reflects (i) a positive adjustment from the application of IAS 39 to the valuation of derivative instruments of SPHI which had been valued under U.S. GAAP (€85.1 million); and (ii) other minor positive adjustments (€3.0 million).

(21) Reflects a negative adjustment related to the Loan Contribution (€678.6 million).

(22) Reflects (i) a positive adjustment to convert the accounting for joint ventures of SPHI to the proportional consolidation method from the equity method (€14.9 million); (ii) a negative adjustment from the application of IAS 39 to the valuation of derivative instruments of SPHI which had been valued under U.S. GAAP (€87.1 million); and (iii) other minor positive adjustments (€6.3 million).

For the year ended December 31, 2006

Segmentation by business note to the unaudited pro forma income statement:

Business segments	Wind											
	Spain	USA	UK	ROW	Total Wind	Mini-hydro	Renewable Businesses	Gas[1]	Thermal	Energy mgmt	Others	Pro forma total
	(€ in millions, except percentages)											
Operating revenue	601.2	239.2	92.0	53.2	985.6	41.2	1,026.8	53.4	365.0	87.8	4.0	1,537.0
Procurements	—	(104.3)	—	—	(104.3)	—	(104.3)	(1.9)	(302.4)	(9.1)	—	(417.7)
Gross margin	601.2	134.9	92.0	53.2	881.3	41.2	922.5	51.4	62.6	78.8	4.0	1,119.3
Operating costs	(83.7)	(37.4)	(16.7)	(9.6)	(147.5)	(7.9)	(155.4)	(18.3)	(12.6)	(42.4)	(47.8)	(276.5)
EBITDA	517.5	97.5	75.3	43.6	733.8	33.3	767.1	33.2	50.0	36.4	(43.9)	842.8
EBITDA margin[2]	86.1%	72.3%	81.8%	82.0%	83.3%	80.8%	83.2%	64.6%	79.9%	46.2%	—	75.3%
Depreciation and amortization charge and provisions	(151.3)	(84.8)	(45.8)	(20.2)	(302.1)	(10.8)	(312.9)	(30.7)	(14.6)	(1.0)	1.9	(357.3)
Profit from operations (EBIT)	366.1	12.6	29.5	23.4	431.7	22.4	454.2	2.5	35.5	35.4	(42.0)	485.5
EBIT margin[3]	60.9%	9.3%	32.1%	44.0%	49.0%	54.4%	49.2%	4.9%	56.7%	44.9%	—	43.4%

(1) Enstor business segment.

(2) EBITDA margin is EBITDA divided by gross margin.

(3) EBIT margin is EBIT divided by gross margin.

For the year ended December 31, 2006

Segmentation by geography note to the Unaudited pro forma income statement:

Geographic segments	Spain	USA	UK	ROW	Total
			(€ in millions)		
Operating revenue	642.4	749.4	92.0	53.2	1,537.0
Procurements	—	(417.7)	—	—	(417.7)
Gross margin	642.4	331.7	92.0	53.2	1,119.3
Operating costs	(100.4)	(126.2)	(16.7)	(33.2)	(276.5)
EBITDA	542.0	205.5	75.3	19.9	842.8
Depreciation and amortization charge and provisions	(162.2)	(129.3)	(45.8)	(20.1)	(357.3)
Profit from operations (EBIT)	379.9	76.2	29.5	(0.1)	485.5

For the nine months ended September 30, 2007

Unaudited pro forma income statement:

	Iberdrola Renovables	SPHI	SP UK Assets	Harmonization Accounting	Pro Forma Adjustments	Pro Forma Total
				(€ in millions)		
Operating revenue	494.4	427.6	66.8	133.2[(1)]	—	1,122.0
Procurements	—	(269.2)	—	(52.1)[(2)]	—	(321.3)
Gross Margin	494.4	158.4	66.8	81.1	—	800.7
Operating costs	(136.5)	(81.0)	(12.6)	(6.3)[(3)]	—	(236.4)
Depreciation and amortization charge and provisions	(157.3)	(41.6)	(17.3)	(7.8)[(4)]	(73.6)[(5)]	(297.6)
Profit from operations (EBIT)	200.6	35.8	36.9	67.0	(73.6)	266.7
Net finance revenue (costs)	(108.6)	(0.4)	(12.4)	(33.0)[(6)]	—	(154.4)
Share of profit (loss) of companies accounted for using the equity method	(0.6)	6.1	—	(6.1)[(7)]	—	(0.6)
Gains (losses) on disposal of non-current assets	—	(12.4)	—	—	—	(12.4)
Consolidated profit before taxes	91.4	29.1	24.5	27.9	(73.6)	99.3
Income tax expense	(35.9)	(158.2)	(7.2)	(20.6)[(8)]	213.0[(9)]	(8.9)
Profit (loss) for the year	55.5	(129.1)	17.3	7.3	139.4	90.4
Result from discontinued operations	—	—	—	—	—	—
Minority interests	(6.8)	1.3	(0.3)	(1.2)[(10)]	—	(7.0)
Profit (loss) for the year attributable to equity holders of the parent	48.7	(127.8)	17.0	6.1	139.4	83.4

(1) Reflects (i) a positive adjustment from the application of IAS 39 to the valuation of derivative instruments of SPHI which had been valued under U.S. GAAP (€100.6 million); (ii) a positive adjustment to convert the accounting for joint ventures of SPHI to the proportional consolidation method from the equity method (€21.3 million); and (iii) other minor positive adjustments related to the Institutional Investment Structures (see "—Capital instruments with debt-like characteristics.") (€11.3 million).

(2) Reflects a negative adjustment from the application of IAS 39 to the valuation of derivative instruments of SPHI which had been valued under U.S. GAAP (€52.1 million).

(3) Reflects (i) a negative adjustment to convert the accounting for joint ventures of SPHI to the proportional consolidation method from the equity method (€6.5 million); and (ii) other minor positive adjustments (€0.2 million).

(4) Reflects a negative adjustment to convert the accounting for joint ventures of SPHI to the proportional consolidation method from the equity method (€7.8 million).

(5) Reflects an adjustment for the depreciation of the increased asset values resulting from the purchase price allocation (€73.6 million).

(6) Reflects a negative adjustment related to the Institutional Investment Structures (see "—Capital instruments with debt-like characteristics.") (€30.6 million); and (ii) other minor negative adjustments (€2.4 million).

(7) Reflects a negative adjustment to convert the accounting for joint ventures of SPHI to the proportional consolidation method from the equity method (€6.1 million).

(8) Reflects a negative adjustment from the tax effect of each of the adjustments described above in the column "Harmonization Accounting" (€20.6 million).

(9) Reflects (i) a positive adjustment for a guarantee by Iberdrola, S.A. related to potential tax liabilities (€186.4 million) (see "SPHI Discussion and Analysis of Financial Condition and Results of Operations—Factors Affecting SPHI Results of Operation—Certain non-recurring items"); and (ii) a positive adjustment from the tax effect of each of the adjustments described above in the column "Pro Forma Adjustments" (€26.6 million).

(10) Reflects a negative adjustment related to the Institutional Investment Structures (see "—Capital instruments with debt-like characteristics.") (€1.2 million).

As of September 30, 2007

Unaudited pro forma balance sheet:

	Iberdrola Renovables	SPHI	SP UK Assets	Harmonization Accounting	Pro Forma Adjustments	Pro Forma Total
				(€ in millions)		
Assets						
Non-current assets						
Property, plant and equipment	4,820.7	1,691.0	619.2	183.4[1]	1,343.3[2]	8,657.6
Goodwill and intangible assets	42.4	23.6	—	27.8[3]	4,854.0[4]	4,947.8
Investments accounted for using the equity method	0.1	203.1	—	(203.1)[5]	—	0.1
Non-current financial investments	17.8	21.2	—	78.1[6]	—	117.1
Deferred tax assets	36.3	—	—	68.1[7]	—	104.4
Non-current trade and other receivables	52.9	311.2	—	(107.5)[8]	201.9[9]	458.5
Total non-current assets	4,970.2	2,250.1	619.2	46.8	6,399.2	14,285.5
Current assets						
Cash and cash equivalents	121.7	227.4	11.5	16.7[10]	—	377.3
Other current assets	342.8	559.4	36.5	(18.1)[11]	—	920.6
Total current assets	464.5	786.8	48.0	(1.4)	—	1,297.9
Total assets	5,434.7	3,036.9	667.2	45.4	6,399.2	15,583.4
Equity and Liabilities						
Equity						
Subscribed capital	164.6	1,497.6	1.3	—	26.1[12]	1,689.6
Other reserves	435.1	(864.6)	21.0	(67.0)[13]	5,327.8[14]	4,852.3
Profit for the year attributable to equity holders	48.7	(127.8)	17.0	6.1[15]	139.4[15]	83.4
Minority interests	76.9	49.8	0.1	(21.1)[16]	—	105.7
Total equity	725.3	555.0	39.4	(82.0)	5,493.3	6,731.0
Capital instruments with debt-like characteristics	—	—	—	550.6[17]	—	550.6
Total capital instruments with debt-like characteristics	—	—	—	550.6	—	550.6
Non-current liabilities						
Interest-bearing loans and borrowings	565.3	95.4	0.3	111.0[18]	—	772.0
Interest-bearing Iberdrola, S.A. Group debt borrowings	377.1	—	22.8	—	—	399.9
Other non-current liabilities	220.6	821.4	79.4	(548.7)[19]	1,584.5[20]	2,157.2
Total non-current liabilities	1,163.0	916.8	102.5	(437.7)	1,584.5	3,329.1
Current liabilities						
Interest bearing loans and borrowings	142.1	22.4	36.2	111.6[21]	—	312.3
Interest-bearing Iberdrola, S.A. Group debt borrowings	2,803.4	827.5	400.8	—	(678.6)[22]	3,353.1
Other current liabilities	600.9	715.2	88.3	(97.1)[23]	—	1,307.3
Total current liabilities	3,546.4	1,565.1	525.3	14.5	(678.6)	4,972.7
Total equity and liabilities	5,434.7	3,036.9	667.2	45.4	6,399.2	15,583.4

(1) Reflects (i) a positive adjustment to convert the accounting for joint ventures of SPHI to the proportional consolidation method from the equity method (€221.3 million); (ii) a negative adjustment to reclassify software costs to intangible assets (€13.8 million); and (iii) other minor negative adjustments (€24.1 million).

(2) Reflects a positive adjustment related to the increase in fair value of the assets based on purchase price allocation values determined by Iberdrola, S.A. (€1,343.3 million)

(3) Reflects (i) a positive adjustment to reclassify software costs to intangible assets (€13.8 million); and (ii) other minor positive adjustments (€14.0 million).

(4) Reflects (i) a positive adjustment to goodwill allocated to the renewable assets of SPHI (€1,653.9 million); and (ii) a positive adjustment related to the increase in fair value of the assets based on purchase price allocation values determined by Iberdrola, S.A. (€3,200.1 million).

(5) Reflects a negative adjustment to convert the accounting for joint ventures of SPHI to the proportional consolidation method from the equity method (€203.1 million).

(6) Reflects (i) a positive adjustment from the application of IAS 39 to the valuation of derivative instruments of SPHI which had been valued under U.S. GAAP (€60.0 million); and (ii) other minor positive adjustments (€18.1 million).

(7) Reflects a positive adjustment from the tax effects of the other adjustments (€68.1 million).

(8) Reflects a negative adjustment from the application of IAS 39 to the valuation of derivative instruments of SPHI which had been valued under U.S. GAAP (€107.5 million).

(9) Reflects a positive adjustment from a guarantee provided by Iberdrola, S.A. related to potential tax liabilities (€201.9 million).

(10) Reflects a positive adjustment to convert the accounting for joint ventures of SPHI to the proportional consolidation method from the equity method (€16.7 million).

(11) Reflects (i) a negative adjustment from the application of IAS 39 to the valuation of derivative instruments of SPHI which had been valued under U.S. GAAP (€21.2 million); (ii) a positive adjustment to convert the accounting for joint ventures of SPHI to the proportional consolidation method from the equity method (€4.1 million); and (iii) other minor negative adjustments (€1.0 million)

(12) Reflects (i) a positive adjustment from the nominal capital of the Acquisition Capital Increase (€1,335.4 million); (ii) a negative adjustment related to the elimination of subsidiaries' subscribed capital elimination (€1,498.9 million); and (iii) a positive adjustment from the nominal amount of the Loan Capital Increase (€189.6 million).

(13) Reflects (i) a negative adjustment from the application of IAS 39 to the valuation of derivative instruments of SPHI which had been valued under U.S. GAAP (€61.7 million); and (ii) other minor negative impacts (€5.3 million).

(14) Reflects (i) a positive adjustment from the capital surplus of the Acquisition Capital Increase (€3,444.0 million); (ii) a positive adjustment related to elimination of subsidiaries' reserves (€910.6 million); (iii) a positive adjustment for the surplus in the amount of the ScottishPower Contribution compared to the amount specified in the public deed (€468.7 million); (iv) a positive adjustment from the capital surplus of the Loan Capital Increase (€489.0 million); and (v) other minor positive adjustments (€15.5 million).

(15) See the pro forma income statement for the nine months ended September 30, 2007.

(16) Reflects a negative adjustment related to the Institutional Investment Structures (see "Capital instruments with debt-like characteristics.") (€21.1 million).

(17) Reflects a positive adjustment related to the Institutional Investment Structures (see "Capital instruments with debt-like characteristics.") (€550.6 million).

(18) Reflects (i) a positive adjustment to convert the accounting for joint ventures of SPHI to the proportional consolidation method from the equity method (€34.5 million); and (ii) a positive adjustment from the application of IAS 39 to the valuation of derivative instruments of SPHI which had been valued under U.S. GAAP (€76.5 million).

(19) Reflects (i) a positive adjustment to convert the accounting for joint ventures of SPHI to the proportional consolidation method from the equity method (€1.6 million); (ii) a negative adjustment from the application of IAS 39 to the valuation of derivative instruments of SPHI which had been valued under U.S. GAAP (€57.1 million); and (iii) a negative adjustment related to the Institutional Investment Structures (see "Capital instruments with debt-like characteristics.") (€493.2 million).

(20) Reflects a positive adjustment due to a deferred tax liability related to the purchase price adjustments (€1,584.5 million).

(21) Reflects (i) a positive adjustment from the application of IAS 39 to the valuation of derivative instruments of SPHI which had been valued under U.S. GAAP (€103.3 million); and (ii) other minor positive adjustments (€8.3 million).

(22) Reflects a negative adjustment related to the Loan Contribution (€678.6 million).

(23) Reflects (i) a positive adjustment to convert the accounting for joint ventures of SPHI to the proportional consolidation method from the equity method (€13.6 million); (ii) a negative adjustment from the application of IAS 39 to the valuation of derivative instruments of SPHI which had been valued under U.S. GAAP (€107.2 million); and (iii) other minor negative adjustments (€3.5 million).

For the nine months ended September 30, 2007

Segmentation by business note to the unaudited pro forma income statement:

Business segments	Wind											
	Spain	USA	UK	ROW	Total Wind	Mini-hydro	Renewable Businesses	Gas[1]	Thermal	Energy mgmt	Others	Total
						(€ in millions)						
Operating revenue	410.3	187.5	66.8	56.4	721.0	25.0	746.0	28.8	298.6	48.4	0.1	1,122.0
Procurements	—	(69.8)	—	—	(69.8)	—	(69.8)	—	(246.7)	(4.9)	—	(321.3)
Gross margin	410.3	117.7	66.8	56.4	651.2	25.0	676.3	28.8	52.0	43.6	0.1	800.7
Operating costs	(67.3)	(36.7)	(15.7)	(9.4)	(129.1)	(7.3)	(136.5)	(15.1)	(11.2)	(33.3)	(40.4)	(236.4)
EBITDA	343.0	81.0	51.2	47.0	522.1	17.7	539.8	13.7	40.8	10.3	(40.3)	564.3
EBITDA margin[2]	83.6%	68.8%	76.6%	83.3%	80.2%	70.8%	79.8%	47.6%	78.5%	23.6%	—	70.5%
Depreciation and amortization charge and provisions	(124.8)	(73.3)	(36.9)	(19.9)	(255.0)	(8.3)	(263.3)	(23.6)	(10.2)	(1.2)	0.7	(297.6)
Profit from operations (EBIT)	218.2	7.7	14.2	27.0	267.1	9.4	276.5	(9.9)	30.6	9.1	(39.6)	266.7
EBIT margin[3]	53.2%	6.5%	21.3%	47.9%	41.0%	37.6%	40.9%	(34.3)%	58.8%	20.9%	—	33.3%

(1) Enstor business segment.

(2) EBITDA margin is EBITDA divided by gross margin.

(3) EBIT margin is EBIT divided by gross margin.

For the nine months ended September 30, 2007

Segmentation by geography note to the unaudited pro forma income statement:

Geographic segments	Spain	USA	UK	ROW	Total
			(€ in millions)		
Operating revenue	435.4	563.3	66.8	56.5	1,122.0
Procurements	—	(321.3)	—	—	(321.3)
Gross margin	435.4	242.0	66.8	56.5	800.7
Operating costs	(99.6)	(94.8)	(15.7)	(26.3)	(236.4)
EBITDA	335.8	147.2	51.1	30.2	564.3
Depreciation and amortization charge and provisions	(135.0)	(105.7)	(36.9)	(20.1)	(297.6)
Profit from operations (EBIT)	200.8	41.5	14.3	10.1	266.7

SELECTED CONSOLIDATED HISTORICAL FINANCIAL AND OTHER DATA

The following selected historical consolidated financial data has been extracted from (a) the audited consolidated financial statements of Iberdrola Renovables as of and for the year ended December 31, 2005 and as of and for the year ended December 31, 2006, prepared in accordance with IFRS and (b) the unaudited consolidated condensed financial statements of Iberdrola Renovables as of and for the nine months ended September 30, 2007, prepared in accordance with IFRS. We adopted IFRS as our primary accounting principles from January 1, 2005, and our first consolidated financial statements under IFRS are those as of and for the year ended December 31, 2005. The selected historical consolidated financial data also includes, for comparative purposes only, unaudited consolidated financial information as of and for the year ended December 31, 2004 using IFRS as included in the audited financial statements as of and for the year ended December 31, 2005 and unaudited consolidated financial information as of and for the nine months ended September 30, 2006 as included in the unaudited financial statements as of and for the nine months ended September 30, 2007. For more information regarding our transition to IFRS, see "Note 3. Transition to International Financial Reporting Standards, IFRS" in the notes to the financial statements as of and for the year ended December 31, 2005 included in this offering memorandum. We have presented below selected cash flow information for the years ended December 31, 2005 and 2006, and for the nine months ended September 30, 2006 and 2007. The 2004 cash flow information presented elsewhere in this offering memorandum is unaudited and was prepared by applying IFRS in effect at December 31, 2005 and is presented in the audited consolidated financial statements as of and for the year ended December 31, 2005 for comparative purposes only. Moreover, the cash flow statements presented in the consolidated financial statements as of and for the year ended December 31, 2006 have been prepared following the new presentation format used by our parent company, Iberdrola, S.A., which is different from the former cash flow presentation format included in the consolidated financial statements as of and for the year ended December 31, 2005. As a consequence, the line items for the 2004 and 2005 cash flow statements presented in the audited financial statements as of and for the year ended December 31, 2005 included elsewhere in this offering memorandum have not been reclassified to reflect the changes to the audited cash flow statements as of December 31, 2006. The audited consolidated financial statements as of and for the year ended December 31, 2006, which are presented below, include the reclassified December 31, 2005 cash flow information for comparative purposes only. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" for a reconciliation of the line items between the current presentation format for the cash flow statements for the year ended December 31, 2006 and the former presentation format for cash flow statements for the year ended December 31, 2005, and for the year ended December 31, 2004 included for comparative purposes only in the audited consolidated financial statements as of and for the year ended December 31, 2005.

The selected historical consolidated financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," and our historical financial statements and the relevant notes thereto included elsewhere in this offering memorandum. The following are selected consolidated historical financial data of Iberdrola Renovables and its subsidiaries prior to the acquisition of the ScottishPower Assets.

Income statement data:

	For the year ended December 31,			For the nine months ended September 30,	
	2004[1] *(unaudited)*	2005 *(audited)*	2006 *(audited)*	2006 *(unaudited)*	2007 *(unaudited)*
	(€ in millions, except percentages and earnings per share)				
Revenue	329.5	557.3	695.6	514.4	494.4
Gross margin[2]	329.5	557.3	695.6	514.4	494.4
Net operating expense	(68.1)	(85.3)	(130.1)	(98.5)	(129.9)
EBITDA[3]	256.0	457.6	556.7	410.4	357.9
EBITDA margin[4]	77.7%	82.1%	80.0%	79.8%	72.4%
Depreciation and amortization, charge and allowances	(108.5)	(149.9)	(182.4)	(137.6)	(157.3)
Profit from operations (EBIT)	147.5	307.7	374.3	272.8	200.6
EBIT margin[5]	44.8%	55.2%	53.8%	53.0%	40.6%
Finance income	8.2	4.4	31.8	25.4	9.0
Finance costs	(88.8)	(68.8)	(100.4)	(69.7)	(117.6)
Profit before tax	61.8	243.4	306.6	228.5	91.4
Income tax	(23.5)	(90.2)	(106.2)	(74.4)	(35.9)
Net profit for the year	38.3	153.2	200.4	154.1	55.5
Minority interests	(3.9)	(8.9)	(10.7)	(10.1)	(6.8)
Net profit for the year attributable to equity holders of the parent	34.5	144.3	189.7	144.0	48.7
Earnings per share (€)[6]	2.09	8.77	11.52	8.75	2.96

(1) The consolidated income statement data as of December 31, 2004 is presented for comparative purposes only and is not audited. We prepared the 2004 consolidated income statement by applying IFRS in effect at December 31, 2005.

(2) Gross margin is revenues less energy costs or procurements. As there are no energy costs or procurements for renewable energy generation in Spain, gross margin is the same as revenues.

(3) EBITDA represents earnings before interest, income taxes, depreciation and amortization. EBITDA is included because it is frequently used by certain investors, securities analysts and other interested parties in evaluating similar companies. However, because all companies do not calculate EBITDA identically, our presentation of EBITDA may not be comparable to similarly titled measures of other companies. EBITDA is not an item recognized under IFRS and should not be considered as an alternative to profit from operations, operating income or any other indicator of a company's operating performance required by IFRS. EBITDA should not in any way be compared to the operating income, net income or cash flow resulting from our activities nor should it be used as an indicator of our past or future profitability or liquidity.

(4) EBITDA margin is EBITDA divided by gross margin.

(5) EBIT margin is EBIT divided by gross margin.

(6) Represents net profit divided by average number of shares. Average number of shares used for earnings per share for each of the periods in the table above was 16,460,044 shares.

Balance sheet data:

	As of December 31,			As of September 30,
	2004[1] *(unaudited)*	2005 *(audited)*	2006 *(audited)*	2007 *(unaudited)*
	(€ in millions)			
ASSETS				
Non-current assets				
Intangible assets	13.5	42.4	44.4	42.4
Goodwill	2.9	30.8	31.0	31.0
Other intangible assets	10.6	11.6	13.4	11.4
Property, plant and equipment	2,816.0	3,460.1	4,135.3	4,820.7
Property, plant and equipment in use	2,401.4	3,139.6	3,574.6	3,898.7
Property, plant and equipment in process	414.5	320.5	560.7	922.0
Financial assets	57.9	30.3	71.0	70.8
Investments accounted for using the equity method	34.0	0.1	0.1	0.1
Non-current equity investments	4.2	0.3	1.1	12.3
Other non-current financial investments	19.7	29.9	67.3	53.0
Derivative financial instruments	0	0	2.5	5.4
Public Administrations	17.8	10.7	0	0
Deferred tax assets	51.9	55.4	33.7	36.2
	2,957.0	3,598.9	4,284.4	4,970.1
Current assets				
Current trade and other receivables	205.7	293.2	145.0	132.7
Current financial assets	12.1	33.4	38.7	48.3
Current equity investments	7.6	0.4	2.3	1.1
Other financial investments	4.5	33.0	35.1	41.5
Derivative financial instruments	0	0	1.3	5.7
Tax receivables	125.0	101.4	145.0	161.9
Cash and cash equivalents	27.5	61.4	122.8	121.7
	370.5	489.4	451.5	464.6
Total assets	3,327.5	4,088.3	4,735.9	5,434.7
EQUITY AND LIABILITIES				
Of Shareholders of the parent	425.2	557.9	718.9	648.3
Share Capital	164.6	164.6	164.6	164.6
Share Premium	60.3	102.0	102.0	102.0
Unrealized assets and liabilities revaluation reserve	(9.1)	(8.6)	0.8	3.1
Other reserves	172.7	153.4	261.8	326.2
Translation differences	2.2	2.2	0	3.7
Net profit for the year	34.5	144.3	189.7	48.7
Minority interests	15.9	66.5	75.8	77.0
	441.2	624.3	794.7	725.3
Non-current liabilities				
Deferred income	14.8	90.9	117.5	121.1
Provisions	1.6	27.4	15.3	17.9
Bank borrowings and other financial liabilities	349.1	366.0	484.6	565.3
Bank borrowings loans	270.5	293.1	482.2	564.6
Derivative financial instruments	78.7	72.9	2.4	0.8
Other non-current liabilities	507.8	495.2	461.0	432.0
Deferred tax liabilities	9.7	25.4	26.8	26.7
Total non-current liabilities	882.9	1,004.9	1,105.1	1,163.0
Current liabilities				
Provisions	0.1	8.8	2.3	1.7
Bank borrowings and other financial liabilities	24.3	79.1	109.1	142.1
Bank borrowings loans	24.3	78.4	109.0	142.0
Derivative financial instruments	—	0.7	0.1	0.1
Trade and other payables	1,979.0	2,371.2	2,724.7	3,402.6
Trade payables	29.0	123.2	173.4	157.9
Current tax liabilities and other tax payables	34.8	76.9	64.0	52.7
Other current liabilities[2]	1,915.2	2,171.1	2,487.3	3,192.0
Total current liabilities	2,003.5	2,459.1	2,836.1	3,546.4
Total liabilities	2,886.3	3,464.0	3,941.2	4,709.4
Total equity and liabilities	3,327.5	4,088.3	4,735.9	5,434.7

(1) The consolidated balance sheet data as of December 31, 2004 is presented for comparative purposes only and is not audited. We prepared the 2004 consolidated income statement by applying IFRS in effect at December 31, 2005.

(2) Other current liabilities include transactions with other Iberdrola, S.A. Group companies.

Cash flow data:

	For the year ended December 31,		For the nine months ended September 30,	
	2005	2006	2006	2007
	(€ in millions)			
Cash flows from operating activities (I)	751.8	703.5	348.6	706.9
Cash flows from investing activities (II)	(740.2)	(688.8)	(407.3)	(616.2)
Cash flows from financial activities (III)	22.2	46.8	91.9	(91.8)
Net increase in cash and cash equivalents (I+II=III)	33.8	61.5	33.2	(1.1)
Cash and cash equivalents at January 1	27.6	61.3	61.3	122.8
Cash and cash equivalents at end of the period	61.4	122.8	94.5	121.7

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

We encourage you to read the following discussion in conjunction with the section entitled "Selected Consolidated Financial Data" as well as with our consolidated financial statements and the related notes thereto included elsewhere in this offering memorandum. We prepare our financial statements in accordance with IFRS, which differ in significant respects from U.S. GAAP and U.K. GAAP. The discussion below is the discussion and analysis of the historical results of operations and financial condition of Iberdrola Renovables and its subsidiaries prior to the Acquisition and consolidation of the ScottishPower Assets, except as otherwise indicated. All installed capacity figures, production figures and results of operations and financial condition information in this section are presented as actual figures of Iberdrola Renovables on a historical stand-alone basis, except as otherwise indicated as pro forma.

The following discussion includes forward-looking statements which, although based on assumptions that we consider reasonable, are subject to risks and uncertainties which could cause actual events or conditions to differ materially from those expressed or implied by the forward-looking statements. For a discussion of some of those risks and uncertainties please refer to the sections entitled "Forward-looking Statements" and "Risk Factors."

Overview

We are a leading renewable energy company engaged primarily in the design, development, construction management and operation of generation plants that produce electricity using renewable sources and the sale of electricity produced by such plants. Our business currently includes primarily onshore wind energy and mini-hydro energy and, to a lesser extent, solar photovoltaic energy. We are also developing offshore wind energy and other renewable technologies, including solar thermal energy, biomass and wave energy. As of and during the nine months ended September 30, 2007 on an actual basis, we had 4,977 MW of installed renewable capacity, of which 93.1% was installed wind capacity.

As further discussed below, our historical results of operations have been driven principally by: (i) the expansion of our business through an increase of installed capacity and production and (ii) electricity prices which are in whole or in part determined by regulatory authorities and exposed, in whole or in part, to market pricing. See "Regulatory" and "Risk Factors—Our profitability in each of the regional markets in which we operate is dependent on policies and regulatory frameworks that support renewable energy development."

Our business will change significantly as a result of the acquisition of the ScottishPower Assets as illustrated in the pro forma financial information included elsewhere in the offering memorandum and as a result of the impact of other factors, such as exchange rates and changes in accounting policies of the ScottishPower Assets, which will affect our results of operations and financial condition going forward. See "Acquisition and Unaudited Pro Forma Financial Information." For a description of the factors that will affect our future results of operations following the acquisition of the ScottishPower Assets, See "—Factors Affecting Our Future Results of Operations."

Factors Affecting Our Historical Results of Operations

Expansion of our businesses

We have significantly increased our installed renewable capacity and electricity production in recent years through the development of renewable energy projects and the acquisition of projects under various phases of development. We continue to develop our wind farms and other renewable energy facilities and, to a lesser extent, acquire projects under various phases of development. All installed renewable capacity and electricity production figures in the tables included in this section are historical consolidated figures of Iberdrola Renovables, which exclude the installed capacity and electricity production of the ScottishPower Assets. See "Presentation of Financial and Other Information."

During the period under review, our gross assets increased in connection with the expansion of our business and the development of our wind farms. As of December 31, 2004, 2005 and 2006 and as of September 30, 2007, we had a gross asset value of property, plant and equipment in use, excluding the value of projects under development, of €2,840.1 million, €3,774.7 million, €4,389.7 million and €4,856.9 million, respectively. Gross assets do not directly correspond with the number of MW installed at the end of each period.

Installed capacity

The table below presents our actual installed capacity in MW of our renewable energy facilities as of December 31, 2004, 2005, 2006 and as of September 30, 2006 and 2007:

Installed capacity	As of December 31,			As of September 30,	
	2004	2005	2006	2006	2007
			(in MW)		
Wind Spain	2,891	3,258	3,662	3,395	4,035
Wind International					
United States of America	—	—	26	—	54
United Kingdom	—	—	—	—	—
Rest of the World	—	236	414	348	547
Total Wind	2,891	3,494	4,102	3,743	4,636
Mini-hydro	315	316	333	333	342
Other technologies	—	—	0.3(1)	0.3(1)	0.3(1)
Total Installed Capacity	3,206	3,810	4,434	4,076	4,977

(1) Includes 0.3 MW of solar photovoltaic energy in Spain and Greece.

Of our installed renewable capacity, 90.2%, 91.7% and 92.5% was capacity from our installed wind farms at December 31, 2004, 2005 and 2006, respectively. At September 30, 2007, 93.1% of our installed renewable capacity was from our wind farms as compared to 91.8% from wind farms at September 30, 2006.

Of our total installed wind capacity at December 31, 2004, 2005 and 2006 and at September 30, 2007, 100%, 93.2%, 89.3% and 87.0%, respectively, of our installed wind capacity was located in Spain compared to 0%, 6.8%, 10.7% and 13.0%, respectively, located in international locations. International installed wind capacity increased in 2005 and 2006 in part due to the full consolidation of the Greek company, C. Rokas, S.A. into our financial statements beginning in the fourth quarter of 2005.

As of September 30, 2007, on an actual basis, we have increased our installed renewable capacity by 55.2% since December 31, 2004 and have increased our installed wind capacity by 60.4% since December 31, 2004.

Electricity production

The table below presents our historical production in GWh of our renewable energy facilities during years ended in December 31, 2004, 2005, 2006 and during nine months ended in September 30, 2006 and 2007:

Electricity production	During the year ended December 31,			During the nine months ended September 30,	
	2004	2005	2006	2006	2007
			(in GWh)		
Wind Spain	4,846	6,240	6,624	4,687	5,357
Wind International					
United States of America	—	—	—	—	46
United Kingdom	—	—	—	—	—
Rest of the World	—	232	705	494	733
Total Wind	4,846	6,471	7,329	5,181	6,136
Mini-hydro	566	586	538	427	450
Other technologies	—	—	0.1(1)	0.1(1)	0.1(1)
Total electricity production	5,413	7,058	7,867	5,608	6,586

(1) Includes 0.1 GWh of solar photovoltaic energy in Spain and Greece.

Of our total electricity production, 89.5%, 91.7% and 93.2% was generated from our wind operations in the years ending in December 31, 2004, 2005 and 2006. During the nine months ending in September 30, 2007, we generated 93.2% from our wind operations compared to 92.4% from wind operations during the same period ended in September 30, 2006.

Of our total electricity production from wind energy, 100%, 96.4% and 90.4% was generated from our wind operations in Spain during the years ended in December 31, 2004, 2005 and 2006, respectively, compared to 0%, 3.6% and 9.6%, respectively, from our international wind operations. During the nine months ended September 30, 2006, we generated 90.5% of our total electricity production from wind energy in Spain and 9.5% internationally, compared to 37.3% in Spain and 12.7% internationally during the nine months ended September 30, 2007.

We have increased our total yearly renewable energy production from December 31, 2004 to December 31, 2006 by 45.3% and have increased our total yearly wind energy production from December 31, 2004 to December 31, 2006 by 51.2%.

Regulatory framework and pricing terms

Our renewable energy projects depend heavily on national and international policies in support of the development of renewable energy, such as various types of governmental incentives that support the sale of energy generated from renewable sources. See "Risk Factors—Our profitability in each of the regional markets in which we operate is dependent on policies and regulatory frameworks that support renewable energy development." For a further description of the regulatory frameworks and pricing regimes and subsidies in various jurisdictions in which we operate, see "Regulatory." The tables below do not present all the benefits and/or subsidies that we receive in all countries in which we operate. In particular, the prices do not present the accrual of investment subsidies in Greece and other minor financing benefits for other renewable technologies.

The table below presents the evolution of our average prices in euro per MWh for each of our business segments and geographical segments for wind energy during the periods under review.

Average electricity prices	For the year ended December 31,			For the nine months ended September 30,	
	2004	2005	2006	2006	2007
			(€ per MWh)		
Wind Spain	63.0	80.3	90.8	95.4	76.6
Wind International	—	74.0	75.5	68.2	75.7
United States of America	—	—	—	—	55.8(1)
United Kingdom	—	—	—	—	—
Rest of the World	—	74.0	75.5	68.2	76.9
Total Wind (average price)	63.0	80.0	89.3	92.8	76.4
Mini-hydro(2)	42.6	66.6	76.5	78.3	55.6
Other technologies	—	—	440.4	440.4	476.1
Total average electricity prices	60.9	79.0	88.4	91.7	75.1

(1) Does not include the effect of PTCs

(2) Mini-hydro average prices are the blended average prices of the ordinary regime and the special regime.

In Spain, variations in the average price of electricity are mainly explained through changes in electricity market prices, the regulatory framework or the selling option chosen.

Electricity market prices have shown the following evolution:

- 2004: As in other markets, average market price increased progressively from a €25 per MWh level to €40 per MWh, in line with the increase in oil prices. This tendency was reinforced in Spain due to lower hydroelectric production during the year.
- 2005: Electricity prices kept rising up to a level around €70 per MWh as a consequence of rising oil prices and especially, rising prices of CO_2 emission rights (introduced for the first time by the European Union).
- 2006: Average market prices fell from €50 per MWh in March to €40 per MWh at the end of the year. This decrease mainly occurred as prices of CO_2 emission rights decreased down to €10/t by the end of the year. Additionally in Spain, lower market prices were also enhanced by better hydroelectric production.
- Jan-Sept 2007: Market prices have continued to decrease to a lesser extent, in line with the evolution of CO_2 emission rights, by approximately 15.6% from December 31, 2006 to September 30, 2007.

Moreover, we made certain choices between existing remuneration options following our analysis of the regulatory framework at such times during the period under review:

- 2004: In March, Royal Decree 436 was published and established the sale options (regulated tariff and market price plus a premium) that have existed to date. In 2004, after the enactment of the new regime and the completion of the transfer process, we adopted the regulated tariff option for our facilities, increasing the returns received by our production. Part of the total electricity we sold during 2004 was sold under the previous regime.
- 2005: With increasing electricity market prices during this year, the market option provided for higher wind remuneration prices than the regulated tariff option. Therefore as facilities fulfilled the one year requirement to change the type of sale option, we shifted our wind facilities from the regulated tariff remuneration option to the market option, in order to capture the additional remuneration provided by the market option.
- 2006: All our wind farms remained under the market option. Premium levels increased in line with the regulated tariff. As a result of the shift from the regulated tariff toward the market option as the principal remuneration regime for our wind facilities, the average price at which we sold wind electricity in 2006 was higher than in 2005, despite a general environment of lower electricity market prices when compared with 2005.
- Jan-Sept 2007: Our wind farms continue to operate under the market option and premium levels have remained constant at 2006 levels. In spite of lower market prices, the market option continues to achieve higher prices than the regulated tariff. In May 2007, the Spanish government approved Royal Decree 661/2007 which has not affected the remuneration of our renewable assets during the nine months from January to September 2007. Royal Decree 661/2007 mainly affects the remuneration of new capacity in operation after January 1, 2008 and existing operating capacity that remains under the variable regime from 2012 onwards (see "Regulatory" for a further description of Royal Decree 661/2007).

The table below sets forth our average fixed rate tariffs and variable market tariffs during the period under review. The data shown also takes into account the complements (reactive power and other complements) and imbalance costs applicable in each case, thus the data below is not fully comparable to levels set in the regulation.

Wind Spain realized prices	Average Prices				
	For the year ended December 31,			For the nine months ended September 30,	
	2004	2005	2006	2006	2007
	(€ per MWh, except percentages)				
Regulated Fixed Regime	67.1	68.1	67.9	68.9	68.9
Variable Market Regime	69.2	93.8	92.0	96.8	77.0
Difference (Variable/Regulated)	3.1%	37.8%	35.4%	40.5%	11.8%

Interest rate exposure

Our renewable energy facilities are primarily financed by debt. Our net indebtedness was €2,329.2 million, €2,654.6 million and €3,032.7 million at December 31, 2004, 2005 and 2006, respectively and €3,755.1 million at September 30, 2007. An increasing portion of our indebtedness in 2006 bore interest at variable rates, generally linked to EURIBOR. As of December 31, 2006 and as of September 30, 2007, we had 39.8% and 60.0% of our indebtedness at variable interest rates, respectively, 52.0% and 36.3% at fixed interest rates, respectively and 8.2% and 3.7% at capped rates, respectively.

Derivatives treatment

We initially recognize derivative financial instruments at acquisition cost and subsequently remeasure them at fair value. We recognize gains or losses arising from such changes in value in our income statement unless we designate the derivative as a cash flow hedge or hedge of a net investment in a foreign operation. Fair value for derivatives traded in organized financial markets is the price at close of business on the balance sheet and for derivatives not traded in organized financial markets, we determine fair market value using assumptions based on market conditions at the balance sheet date. See "—Quantitative and Qualitative Disclosures about Market Risk—Financial Instruments." Our derivative financial instruments at December 31, 2004, 2005 and 2006 were valued at €78.6 million, €73.5 million and €2.5 million, respectively. At September 30, 2006 and 2007, derivative financial instruments were valued at €4.4 million and €0.8 million, respectively. In 2005, we had €60.4 million of non-hedging derivatives that were created before 2004 to hedge a bank project financing for one

of our subsidiaries. The bank project financing was repaid and replaced by financing from Iberdrola, S.A. and the related derivative contract was designated as a non-hedging derivative, as we would have incurred at a higher cost had we cancelled the derivative at such time. In the year ended December 31, 2006, the fair value of the derivative decreased and we cancelled the derivative and recognized financial income of €23.5 million.

Factors Affecting our Future Results of Operations

The Acquisition of the ScottishPower Assets

Our current financial condition and future results of operations will also be driven by the Acquisition effective on October 3, 2007 of SPHI and its subsidiaries in the United States and True North Wind in Canada which was organized under the holding company, Iberdrola Renewable Energy Canada, Ltd., (together with SPHI, the "SP US Assets") and certain subsidaries and wind farms in the United Kingdom of Scottish Power Ltd. (formerly ScottishPower plc) (the "SP UK Assets," together with the SP US Assets, the "ScottishPower Assets").

The Acquisition was an instrumental part of our objective to become a leading renewable power producer globally. In order to better illustrate the impact of the Acquisition on the Iberdrola Renovables Group, we have prepared unaudited pro forma financial information as of and for the year ended December 31, 2006 and as of and for the nine months ended September 30, 2007 giving effect to the Acquisition as if it had occurred on January 1, 2006 and January 1, 2007, respectively. See "Acquisition and Unaudited Pro Forma Financial Information."

Based on SPHI and the 10 U.K. Wind Companies financial information as used in the preparation of the unaudited pro forma financial information, together the ScottishPower Assets represented approximately 37.9% and 38.3% of pro forma gross margin and 34.0% and 36.6% of pro forma EBITDA of the Iberdrola Renovables Group including the pro forma adjustments and harmonization under IFRS for the year ended December 31, 2006 and for the nine months ended September 30, 2007, respectively. The Acquisition has significantly affected our financial condition and will significantly affect our results of operations in the future, including exchange rate effects, increases in depreciation and amortization and changes in value of derivative financial instruments. For further information regarding the Acquisition, see "Acquisition and Unaudited Pro Forma Financial Information," "SPHI Discussion and Analysis of Financial Condition and Results of Operations" and "SP UK Assets Discussion and Analysis of Financial Information."

Exchange rate effects

As a result of our international expansion and the Acquisition, we will experience greater currency transaction risks and currency translation risks, as sales and costs of our subsidiaries are denominated in the currency of the jurisdiction in which we operate. We attempt to hedge against currency transaction risk primarily by matching sales and costs in the same currency. In addition, the assets and liabilities and the profit and loss of each of our operating subsidiaries are reported in the operating currency of the jurisdiction in which it primarily operates. These amounts, if not reported in euro, are then translated into euro for inclusion in our consolidated financial statements at the year-end exchange rates at the date of consolidation. Historically, prior to the Acquisition, we had minimal exchange rate risks as the majority of our operations operated and reported in euro. However, as a result of the Acquisition we have significantly expanded our operations in the United States and the United Kingdom, thus currency transaction and currency translation risks may significantly impact our financial results in the future from period to period and affect their comparability. See "Risk Factors—We generate revenue and incur expenses and have borrowings in various currencies and interest and exchange rate fluctuations and currency devaluations could have a material adverse effect on our results of operations."

Depreciation and amortization of assets

Following the Acquisition, the SP US Assets will follow the accounting policies of Iberdrola Renovables and in future periods, will use a 20 year depreciable life for their wind farms as compared to a 25 year depreciable life previously used by SPHI. Depreciation and amortization are generally computed by the straight-line method, less estimated salvage value, over the assets' estimated useful lives. In addition, as a result of the Acquisition and related purchase price allocations, depreciation and amortization of the book value of the additional ScottishPower Assets is made using a 20 year depreciable life and the rise to fair value of those assets will significantly impact our depreciation and amortization charges and our results of operations in the future. See "SPHI Discussion and Analysis of Financial Condition and Results of Operations." However, depreciation and amortization of purchase price values allocated to tangible and intangible assets is not tax deductible.

Changes in value of derivative instruments

The SP US Assets has a large number of commodity derivative contracts that have a significant impact on its financial income. The SP US Assets accounts for derivative transactions designated as held for energy trading under the mark-to-market method of accounting with the net change in fair value recorded under the income statement. The implementation of accounting principles for derivative financial instruments by Iberdrola Renovables, as discussed above, may have a significant impact on the treatment of the SP US Assets derivative financial instruments and our reported results of operations in the future. See "SPHI Discussion and Analysis of Financial Condition and Results of Operations—Derivative Instruments and Risk Management."

Change to consolidation by proportional method

The SP US Assets has non-controlling non-majority owned interests in joint ventures, all of which are renewable energy generators. Historically, the SP US Assets' investments in these joint ventures were included on the consolidated balance sheets of the SP US Assets under the equity method of accounting, with earnings reflected in SPHI's income statement as earnings in unconsolidated joint ventures. Following the Acquisition, the SP US Assets will follow IFRS as applied by Iberdrola Renovables and, in future periods, investments in joint ventures will be consolidated following the proportional method.

Changes to accounting treatment of Institutional Investment Structures

The SP US Assets has entered into several institutional investment structures which involve up-front cash payments that the SP US Assets have historically accounted for as deferred revenues. See "SPHI Discussion and Analysis of Financial Condition and Results of Operations—Factors Affecting Our Historical Results of Operations—Regulatory framework and pricing terms." The implementation of Iberdrola Renovables' accounting principles for institutional investment structures will have a significant impact on the treatment of existing and future institutional investment structures. It is anticipated that institutional investment structures will have the following effects on our income statement in future periods:

- Capital instruments with debt-like characteristics: The up-front cash payments and fixed notes for the Aeolus transactions are considered "capital instruments with debt-like characteristics."
- Revenues: Amounts related to the PTCs accrued yearly related to the electricity generated from our wind farms are credited to revenue in the period associated with the related generation from the wind farms.
- Interest expense: Interest is accrued on the "capital instruments with debt-like characteristics." This interest is calculated based on the minimum IRR required by the investor.
- Interest income: Interest is accrued on the fixed notes and credited to interest income in the period earned.
- Minority interest: The minority interest that the investor will have after the flip date is recorded in the balance sheet on the closing date of the transaction.
- Income taxes expenses: Amounts recorded to revenues from the notes and interest expense from the "capital instruments with debt-like characteristics" are recorded as permanent differences in the determination of income tax expense.

Key Accounting Policies

The discussion and analysis of our historical results of operations and financial condition are based on our consolidated financial statements, which have been prepared in accordance with IFRS. The preparation of our consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts and disclosures.

We believe the items below are key accounting policies of Iberdrola Renovables. By "key accounting policies" we mean policies that are both important to the portrayal of our financial condition and financial results and require critical management judgments and estimates about matters that are inherently uncertain. Although we believe that our judgments and estimates are appropriate, actual future results may differ from our estimates.

Our historical consolidated financial statements have been prepared on a historical cost basis, except for equity investments and derivative financial instruments, which have been measured at fair value. The carrying amounts of assets and liabilities hedged by fair value hedges are restated to reflect variations in their fair value as a result of the risk hedged.

Finance costs

IFRS allow an option under which finance costs generated by external finance allocated to assets in progress can be recognized as an increase in the cost of acquisition of the assets. We have opted to capitalize these finance costs under this option.

Investments in joint ventures

Investments in joint ventures can be consolidated either using the proportional consolidation method or using the equity method provided the same criteria are applied to all the stakes in joint ventures owned by us. We consolidate all companies in which we either control or share control with other entities using the proportional consolidation method.

Intangible assets and property, plant and equipment

"Intangible assets" and "property, plant and equipment" can be measured either at fair value or at acquisition cost, adjusted for accumulated depreciation and amortization and any impairment. We have opted to recognize these assets at adjusted acquisition cost.

Government investment subsidies

IFRS allow two possible treatments of government subsidies: deduct from the carrying amount of the asset the subsidy received for its acquisition or present the subsidies as deferred income under liabilities in the balance sheet. We have opted for the latter option.

Consolidation principles

We fully consolidate subsidiaries over which we exercise control (including our institutional investment structures in the United States). We determine that we have control over a company when we have the power to govern its financial and operating policies so as to obtain benefits from its activities.

Jointly controlled entities that we manage together with other companies are consolidated using the proportional consolidation method.

The associates over which we do not exercise control but do have a significant influence were accounted for in the consolidated balance sheet by the equity method. For the purposes of these consolidated annual accounts, it is considered that a significant influence is exercised over companies in which we have an ownership of over 20%, except in specific cases in which, although our ownership interest is lower, the existence of a significant influence can be clearly demonstrated.

The appendix to the consolidated financial statements presented elsewhere in this offering memorandum lists all of our subsidiaries, jointly controlled entities and associates, together with the consolidation or measurement basis used in preparing the accompanying consolidated financial statements and other related disclosures.

The closing date used for the financial statements of subsidiaries, jointly controlled entities and associates is December 31. The accounting policies applied by these companies are the same or have been conformed to those used by us to prepare these consolidated financial statements.

The financial statements of each of the foreign companies have been prepared in their respective functional currencies, defined as the currency of the economy in which each company operates and in which it generates and uses cash.

The operations of Iberdrola Renovables and of our consolidated subsidiaries and jointly controlled entities are consolidated in accordance with the following basic principles:

- On acquisition, the assets, liabilities and contingent liabilities of a subsidiary are recognized at fair value. Any excess of the cost of acquisition of the subsidiary over the company's interest in the fair value of the assets and liabilities is recognized as goodwill.
- If the company's interest in the net fair value of the acquired assets and liabilities (negative goodwill) exceeds the cost of the business combination, that excess is recognized immediately in the consolidated income statement as a gain.
- Results of subsidiaries acquired or sold in the year are included in the consolidated income statement as from the effective date of acquisition or up to the effective date of sale.
- Goodwill acquired in business combinations ceased to be amortized after January 1, 2004, the IFRS transition date, but is tested for impairment.
- The result of measuring investments in associates using the equity method (after eliminating transactions between intra-group companies) is recognized under "other reserves" and "result of companies accounted for using the equity method" on the accompanying consolidated balance sheet and income statement, respectively.
- The interests of minority shareholders in the equity and results of the fully consolidated subsidiaries and proportionately consolidated joint ventures are presented under "equity—minority interests" on the liability side of the consolidated balance sheet and "minority interests" in the consolidated income statement, respectively.
- The financial statements of foreign companies have been translated into euros. All assets, rights and obligations are translated into euros at the exchange rates prevailing at the date of the consolidated financial statements, translating consolidated income statement items at the average exchange rates for the year, and translating equity items at the exchange rates applying at their date of acquisition (or in the case of retained earnings at the average exchange rates for the year they were generated, provided there were no material transactions that would make this misleading).

All accounts and transactions between fully and proportionately consolidated companies have been eliminated in consolidation.

Following the Acquisition, it is anticipated that the ScottishPower Assets will be consolidated in accordance with IFRS going forward. SPHI historically reported in U.S. GAAP and the SP UK Assets historically reported in U.K. GAAP. The translation of the financial statements of both SPHI and the SP UK Assets into IFRS for consolidation purposes with the financial statements of Iberdrola Renovables and the implementation of accounting principles by Iberdrola Renovables may have a significant impact on the reported results of operations in the future. See "SPHI Discussion and Analysis of Financial Condition and Results of Operations" and "SP UK Assets Discussion and Analysis of Financial Information."

Explanation of Income Statement Items and Gross Margin

Revenue

Our revenue consists of electricity sales generated by our renewable energy facilities, which currently include wind farms, mini-hydro plants, and solar photovoltaic energy facilities.

Gross Margin

Gross margin is revenues less energy costs or procurements. As there are no energy costs or procurements for renewable energy generation in Spain, gross margin is the same as revenues.

Staff costs

Staff costs consist principally of wages and salaries, social security contributions, costs related to the provision for employee electricity discounts and other social charges for our employees. Iberdrola Renovables historically did not operate pension plans for employees. However, social security contributions under staff costs include certain pension costs related to former employees of Iberdrola, S.A. who were transferred to Iberdrola Renovables but who kept their rights under their pre-existing pension plans. We recognize those costs under staff

costs, although we do not assume any risk for such commitment as it is externalized to third party insurance companies. In the years ended December 31, 2004, 2005 and 2006, these pension costs amounted to €0.0, €0.4 million and €0.6 million, respectively. During the past few years we have been increasing our staff to create a platform that enables the growth of our business.

Capitalized staff costs

Capitalized staff costs include personnel costs for staff engaged in facility development and construction. Capitalized staff costs are added to the carrying amount for the related technical plant in property, plant and equipment and amortized over their useful life.

Outside services

Outside services are primarily comprised of expenses related to the operation and maintenance of our facilities, fees for land leases and facilities insurance, royalties, and development costs that cannot be capitalized, including expenses incurred for research of new renewable facilities in incipient phases.

Other operating income

Other operating income includes income obtained from the provision of management services to third parties and income from other activities not directly related to generation of renewable energy, such as construction activities from C. Rokas, S.A.

Taxes other than income tax

Taxes other than income tax include stamp duty, property taxes and local taxes imposed in the jurisdictions in which we operate.

Result of companies accounted for using the equity method

Result of companies accounted for using the equity method includes investments in associates over which we exercise significant influence but which are neither subsidiaries nor jointly controlled entities. Investments are measured initially at acquisition cost, subsequently adjusted for changes to each company's equity, taking into consideration the percentage of ownership and any impairment. Gains or losses on transactions with associates are eliminated in proportion to our percentage ownership of the companies concerned.

Depreciation and amortization charge

Depreciation and amortization charge includes property, plant and equipment depreciation charges, amortization of intangible assets less capital grants transferred to profit or loss. Costs of property, plant and equipment in use are depreciated on a straight-line basis at annual rates based on the estimated useful life.

Finance income

Finance income consists principally of interest income from cash balances, interest from other marketable securities, settlement of non-hedging derivatives, gains in exchange rates and capitalization of finance costs related to property, plant and equipment.

Finance costs

Finance costs represent principally the interest expenses on our borrowings, from financial entities and from Iberdrola, S.A. loans, and negative changes in the values of non-hedging derivative financial instruments.

Income tax

Income tax consists of current tax payable on the taxable profit for the year and deferred tax. The corporate tax rate in Spain had been 35% until 2006, is 32.5% in 2007 and will be 30% in 2008. As of September 30, 2007, we did not have significant tax losses carried forward. We had deferred tax assets amounting to €36.3 million at such date.

Minority interests

Minority interests represent profit or loss for the year attributable to minority interests.

Results of Operations

The following table sets forth certain of our historical revenue and expense items for each of the periods indicated:

	For the year ended December 31,						For the nine months ended September 30,			
	2004[1] *(unaudited)*	%[2]	2005 *(audited)*	%[2]	2006 *(audited)*	%[2]	2006 *(unaudited)*	%[2]	2007 *(unaudited)*	%[2]
	(€ in millions, except percentages and earnings per share)									
Revenue	329.5	100.0%	557.3	100.0%	695.6	100.0%	514.4	100.0%	494.4	100.0%
Gross Margin	329.5	100.0%	557.3	100.0%	695.6	100.0%	514.4	100.0%	494.4	100.0%
Staff costs	(13.2)	(4.0)%	(21.7)	(3.9)%	(38.2)	(5.5)%	(24.9)	(4.8)%	(41.5)	(8.4)%
Capitalized staff costs	3.9	1.2%	5.7	1.0%	8.1	1.2%	6.1	1.2%	6.1	1.2%
Outside services	(68.7)	(20.8)%	(77.4)	(13.9)%	(114.1)	(16.4)%	(86.5)	(16.8)%	(107.2)	(21.7)%
Other operating income	9.8	3.0%	8.0	1.4%	14.1	2.0%	6.8	1.3%	12.7	2.6%
Net operating expense	(68.1)	(20.7)%	(85.3)	(15.3)%	(130.1)	(18.7)%	(98.5)	(19.1)%	(129.9)	(26.3)%
Taxes other than income tax	(5.3)	(1.6)%	(14.3)	(2.6)%	(8.8)	(1.3)%	(5.5)	(1.1)%	(6.6)	(1.3)%
EBITDA[3]	256.0	77.7%	457.6	82.1%	556.7	80.0%	410.4	79.8%	357.9	72.4%
EBITDA margin[4]	77.7%	—	82.1%	—	80.0%	—	79.8%	—	72.4%	—
Depreciation and amortization charge	(108.5)	(32.9)%	(149.9)	(26.9)%	(182.4)	(26.2)%	(137.6)	(26.7)%	(157.3)	(31.8)%
Profit from operations (EBIT)	147.5	44.8%	307.7	55.2%	374.3	53.8%	272.8	53.0%	200.6	40.6%
EBIT margin[5]	44.8%	—	55.2%	—	53.8%	—	53.0%	—	40.6%	—
Result of companies accounted for using the equity method	(5.0)	(1.5)%	0	—	0	—	0	—	(0.6)	(0.1)%
Finance income	8.2	2.5%	4.4	0.8%	31.8	4.6%	25.4	4.9%	9.0	1.8%
Finance costs	(88.8)	(26.9)%	(68.8)	(12.3)%	(100.3)	(14.4)%	(69.7)	(13.5)%	(117.6)	(23.8)%
Gains on disposal of non-current assets	—	—	0.2	—	0.9	0.1%	—	—	—	—
Losses on disposal of non-current assets	—	—	(0.2)	—	—	—	—	—	—	—
Profit before tax	61.8	18.8%	243.4	43.7%	306.6	44.1%	228.6	44.4%	91.5	18.5%
Income tax	(23.5)	(7.1)%	(90.2)	(16.2)%	(106.2)	(15.3)%	(74.4)	(14.5)%	(35.9)	(7.3)%
Net profit before minority interests	38.3	11.6%	153.2	27.5%	200.4	28.8%	154.1	30.0%	55.5	11.2%
Minority interests	(3.9)	(1.2)%	(8.9)	(1.6)%	(10.7)	(1.5)%	(10.1)	(2.0)%	(6.8)	(1.4)%
Net profit	34.5	10.5%	144.3	25.9%	189.7	27.3%	144.0	28.0%	48.7	9.9%
Earnings per share (€)[6]	2.09	—	8.77	—	11.52	—	8.75	—	2.96	—

(1) The consolidated income statement for the year ended December 31, 2004 is presented for comparative purposes only and is not audited. We prepared the 2004 consolidated income statement by applying the international financial reporting standards adopted by the European Union (IFRS) in effect at December 31, 2005 to our unaudited consolidated income statement for the year ended December 31, 2004. See "Presentation of Financial and Other Information."

(2) Percentage of revenue.

(3) EBITDA represents earnings before interest, income taxes, depreciation and amortization. EBITDA is included because it is frequently used by certain investors, securities analysts and other interested parties in evaluating similar companies. However, because all companies do not calculate EBITDA identically, our presentation of EBITDA may not be comparable to similarly titled measures of other companies. EBITDA is not an item recognized under IFRS and should not be considered as an alternative to profit from operations, operating income or any other indicator of a company's operating performance required by IFRS. EBITDA should not in any way be compared to the operating income, net income or cash flow resulting from our activities nor should it be used as an indicator of our past or future profitability or liquidity.

(4) EBITDA margin is EBITDA divided by gross margin.

(5) EBIT margin is EBIT divided by gross margin.

(6) Represents net profit divided by average number of shares. Average number of shares used for earnings per share for each of the periods in the table above was 16,460,044 shares.

Segment reporting

Historically, we have not been required to report in business segments and, accordingly, our audited historical consolidated financial statements for each of the years ended December 31, 2006 and 2005, the unaudited historical consolidated financial information for the year ended December 31, 2004 included for comparative purposes and the unaudited consolidated financial statements for the nine months ended September 30, 2007 and the unaudited financial information for the nine months ended September 30, 2006 included for comparative purposes only, have not differentiated between business or geographical segments. In 2007, in preparation for the Offering, we have organized our business in segments and intend to report our results according to these segments in the future. The basis of segmentation for our activities is (i) type of business and (ii) geographical segmentation of the wind segment, as further detailed below.

Business segments

We have organized our business into three main business segments: (i) wind, (ii) mini-hydro, and (iii) other technologies. The other technologies segment includes revenues and expenses from our solar energy facilities and from our other business activities that are not directly related to the generation of electricity from renewable sources, such as the marketing of green certificates of our U.S. subsidiary, Community Energy Inc. and the electromechanical construction business of our subsidiary in Greece, C. Rokas, S.A.

Overhead expenses represent costs that are not allocated to a particular segment. We have set forth below for supplementary disclosure only unaudited financial information which presents a summary of our business segment results for the following periods. Gross margin as presented in this section is the same as revenues as there are no energy costs with respect to our renewable energy generation businesses.

For the nine months ended September 30, 2007	Total	% of Revenues	Wind	Mini-Hydro	Other Technologies	Overhead Expenses
	(€ in millions, except percentages)					
Revenues	494.4	100.0%	469.3	25.0	0.1	—
Gross margin	494.4	100.0%	469.3	25.0	0.1	—
Staff costs	(41.5)	(8.4)%	(17.9)	(2.7)	(7.6)	(13.2)
Capitalized staff costs	6.1	1.2%	5.2	0	0.9	—
Net staff costs	(35.4)	(7.2)%	(12.7)	(2.7)	(6.8)	(13.2)
Royalties	(10.1)	(2.0)%	(8.1)	(0.8)	—	(1.2)
Operations and maintenance	(43.4)	(8.8)%	(41.5)	(1.9)	—	—
Insurance	(6.0)	(1.2)%	(5.5)	(0.5)	—	—
Development costs	(15.5)	(3.1)%	(4.4)	(0.4)	(0.2)	(10.4)
Other	(32.3)	(6.5)%	(14.5)	(2.3)	(0.5)	(15.0)
Outside services	(107.3)	(21.7)%	(74.0)	(5.8)	(0.7)	(26.7)
Other operating income	12.7	2.6%	4.9	1.5	5.3	1.0
Net outside services	(94.5)	(19.1)%	(69.1)	(4.4)	4.5	(25.6)
Net operating expense	(129.9)	(26.3)%	(81.9)	(7.0)	(2.2)	(38.8)
Taxes other than income tax	(6.6)	(1.3)%	(5.8)	(0.3)	(0.4)	—
EBITDA[2]	357.9	(72.4)%	381.6	17.7	(2.5)	(38.8)
EBITDA margin[3]	72.4%	—	81.3%	70.8%	—	—
Depreciation and amortization charge	(157.3)	(31.8)%	(147.2)	(8.3)	0	(1.8)
Profit from operations (EBIT)	200.6	40.6%	234.4	9.4	(2.5)	(40.7)
EBIT margin[4]	40.6%	—	49.9%	37.6%	—	—

For the nine months ended September 30, 2006	Total	% of Revenues	Wind	Mini-Hydro	Other Technologies	Overhead Expenses
	(€ in millions, except percentages)					
Revenues	514.4	100.0%	480.9	33.4	0	—
Gross margin	514.4	100.0%	480.9	33.4	0	—
Staff costs	(24.9)	(4.8)%	(12.0)	(2.4)	(3.7)	(6.9)
Capitalized staff costs	6.1	1.2%	6.0	0.2	—	—
Net staff costs	(18.9)	(3.7)%	(6.0)	(2.2)	(3.7)	(6.9)
Royalties	(10.6)	(2.1)%	(9.6)	(0.4)	(0.4)	(0.3)
Operations and maintenance	(35.8)	(7.0)%	(34.4)	(1.4)	—	—
Insurance	(5.3)	(1.0)%	(5.1)	(0.2)	—	—
Development costs	(10.5)	(2.0)%	(3.3)	—	(0.4)	(6.8)
Other	(24.3)	(4.7)%	(11.4)	(2.4)	(0.1)	(10.3)
Outside services	(86.5)	(16.8)%	(63.8)	(4.3)	(0.9)	(17.4)
Other operating income	6.8	1.3%	1.2	1.2	4.0	0.5
Net outside services	(79.6)	(15.5)%	(62.7)	(3.2)	3.1	(16.9)
Net operating expense	(98.5)	(19.1)%	(68.7)	(5.4)	(0.6)	(23.8)
Taxes other than income tax	(5.5)	(1.1)%	(5.1)	(0.5)	—	—
EBITDA[2]	410.4	79.8%	407.2	27.6	(0.6)	(23.8)
EBITDA margin[3]	79.8%	—	84.7%	82.6%	—	—
Depreciation and amortization charge	(137.6)	(26.7)%	(129.1)	(8.4)	0	(0.1)
Profit from Operations (EBIT)	272.8	53.0%	278.1	19.2	(0.6)	(23.9)
EBIT margin[4]	53.0%	—	57.8%	57.5%	—	—

For the year ended December 31, 2005	Total	% of Revenues	Wind	Mini-Hydro	Other Technologies	Overhead Expenses
	(€ in millions, except percentages)					
Revenues	695.6	100.0%	654.4	41.2	0	—
Gross margin	695.6	100.0%	654.4	41.2	0	—
Staff costs	(38.2)	(5.5)%	(17.6)	(3.3)	(6.4)	(11.0)
Capitalized staff costs	8.1	1.2%	7.5	0.4	0	0.3
Net staff costs	(30.1)	(4.3)%	(10.1)	(2.9)	(6.4)	(10.7)
Royalties	(14.3)	(2.1)%	(12.9)	(0.6)	(0.5)	(0.3)
Operations and maintenance	(48.8)	(7.0)%	(46.9)	(1.9)	0	—
Insurance	(6.4)	(0.9)%	(6.0)	(0.3)	0	—
Development costs	(1.7)	(0.2)%	(1.3)	0	(0.4)	—
Other	(42.8)	(6.2)%	(14.4)	(3.2)	(0.2)	(25.0)
Outside services	(114.0)	(16.4)%	(81.6)	(6.0)	(1.1)	(25.3)
Other operating income	14.1	2.0%	2.3	1.8	6.9	3.0
Net outside services	(99.9)	(14.4)%	(79.3)	(4.2)	5.8	(22.3)
Net operating expense	(130.1)	(18.7)%	(89.4)	(7.1)	(0.6)	(33.0)
Taxes other than income tax	(8.8)	(1.3)%	(8.1)	(0.7)	(0)	—
EBITDA[2]	556.8	80.0%	556.9	33.3	(0.6)	(33.0)
EBITDA margin[3]	80.0%	—	85.1%	80.8%	—	—
Depreciation and amortization charge	(182.4)	(26.2)%	(171.4)	(10.8)	0	(0.2)
Profit from Operations (EBIT)	374.4	53.8%	385.4	22.6	(0.6)	(33.2)
EBIT margin[4]	53.8%	—	58.9%	54.9%	—	—

For the year ended December 31, 2005	Total	% of Revenues	Wind	Mini-hydro	Other Technologies	Overhead Expenses
	(€ in millions, except percentages)					
Revenues	557.3	100.0%	518.2	39.1	0	0
Gross margin	557.3	100.0%	518.2	39.1	0	0
Staff costs	(21.7)	(3.9)%	(9.4)	(3.1)	(2.4)	(6.8)
Capitalized staff costs	5.7	1.0%	5.5	0.1	0	0
Net staff costs	(16.0)	(2.9)%	(3.9)	(2.9)	(2.4)	(6.8)
Royalties	(10.8)	(1.9)%	(9.4)	(1.1)	0	(0.4)
Operations and maintenance	(36.3)	(6.5)%	(35.8)	(0.4)	(0.1)	0
Insurance	(5.6)	(1.0)%	(5.3)	(0.2)	0	0
Development costs	(3.8)	(0.7)%	(3.8)	0	0	0
Other	(20.9)	(3.8)%	(7.3)	(2.4)	(0.1)	(11.1)
Outside services	(77.4)	(13.9)%	(61.6)	(4.2)	(0.2)	(11.5)
Other operating income	8.0	1.4%	1.7	2.6	3.6	0.2
Net outside services	(69.4)	(12.5)%	(59.9)	(1.6)	3.4	(11.3)
Net operating expense	(85.4)	(15.3)%	(63.7)	(4.5)	1.0	(18.1)
Taxes other than income tax	(14.3)	(2.6)%	(13.8)	(0.5)	0	0
EBITDA[2]	457.7	82.1%	440.7	34.0	1.0	(18.1)
EBITDA margin[3]	82.1%	—	85.0%	87.0%	—	—
Depreciation and amortization charge	(149.9)	(26.9)%	(138.6)	(11.3)	0	0
Profit from operations (EBIT)	307.8	55.2%	302.1	22.8	1.0	(18.1)
EBIT margin[4]	55.2%	—	58.3%	58.3%	—	—

For the year ended December 31, 2004[1]	Total	% of Revenues	Wind	Mini-hydro	Other Technologies	Overhead Expenses
	(€ in millions, except percentages)					
Revenues	329.5	100.0%	305.3	24.1	0	0
Gross margin	329.5	100.0%	305.3	24.1	0	0
Staff costs	(13.2)	(4.0)%	(6.8)	(3.3)	(0)	(3.1)
Capitalized staff costs	3.9	1.2%	3.9	0	0	0
Net staff costs	(9.3)	(2.8)%	(2.9)	(3.3)	(0)	(3.1)
Royalties	(8.1)	(2.5)%	(7.3)	(0.8)	0	0
Operations and maintenance	(33.9)	(10.3)%	(31.5)	(2.4)	0	0
Insurance	(7.1)	(2.2)%	(7.0)	(0.2)	0	0
Development costs	(3.5)	(1.1)%	(3.5)	0	0	0
Other	(16.0)	(4.9)%	(6.1)	(2.4)	(1.3)	(6.1)
Outside services	(68.7)	(20.8)%	(55.5)	(5.8)	(1.3)	(6.1)
Other operating income	9.8	3.0%	7.5	2.3	0	0
Net outside services	(58.8)	(17.8)%	(48.0)	(3.4)	(1.3)	(6.1)
Net operating expense	(68.1)	(20.7)%	(50.8)	(6.8)	(1.4)	(9.2)
Taxes other than income tax	(5.3)	(1.6)%	(4.6)	(0.7)	0	0
EBITDA[2]	256.0	77.7%	250.0	16.6	(1.4)	(9.2)
EBITDA margin[3]	77.7%	—	81.9%	68.9%	—	—
Depreciation and amortization charge	(108.5)	(32.9)%	(94.5)	(14.1)	0	0
Profit from operations (EBIT)	147.5	44.8%	155.5	2.5	(1.4)	(9.2)
EBIT margin[4]	44.8%	—	50.9%	10.4%	—	—

(1) The consolidated income statement for the year ended December 31, 2004 is presented for comparative purposes only and is not audited. We prepared the 2004 consolidated income statement by applying the international financial reporting standards adopted by the European Union (IFRS) in effect at December 31, 2005 to our consolidated income statement for the year ended December 31, 2004. See "Presentation of Financial and Other Information."

(2) EBITDA represents earnings before interest, income taxes, depreciation and amortization. EBITDA is included because it is frequently used by certain investors, securities analysts and other interested parties in evaluating similar companies. However, because all companies do not calculate EBITDA identically, our presentation of EBITDA may not be comparable to similarly titled measures of other companies. EBITDA is not an item recognized under IFRS and should not be considered as an alternative to profit from operations, operating income or any other indicator of a company's operating performance required by IFRS. EBITDA should not in any way be compared to the operating income, net income or cash flow resulting from our activities nor should it be used as an indicator of our past or future profitability or liquidity.

(3) EBITDA margin is EBITDA divided by gross margin.

(4) EBIT margin is EBIT divided by gross margin.

Geographical segments

We have organized our main business segment, wind energy, into the following geographical segments (i) Spain and (ii) International. International is further divided into the following jurisdictions: (a) United States, (b) United Kingdom and (c) the Rest of the World, which includes Brazil, Bulgaria, Canada, China, Cyprus, Estonia, France, Germany, Greece, Guatemala, Hungary, Italy, Mexico, Morocco, Poland and Portugal.

We have set forth below for supplementary disclosure only unaudited financial information which presents a summary of our geographical segment results for wind energy for the following periods:

				Wind International		
For the nine months ended September 30, 2007	Wind Total	% of Wind Revenues	Wind Spain	U.S.	U.K.	Rest of the World
	(€ in millions, except percentages)					
Revenues	469.3	100.0%	410.3	2.6	—	56.4
Gross margin	469.3	100.0%	410.3	2.6	—	56.4
Staff costs	(17.9)	(3.8)%	(10.4)	(4.5)	(0.4)	(2.7)
Capitalized staff costs	5.2	1.1%	3.3	1.8	—	—
Net staff costs	(12.7)	(2.7)%	(7.1)	(2.7)	(0.4)	(2.6)
Royalties	(8.1)	(1.7)%	(6.6)	(0.8)	—	(0.7)
Operations and maintenance	(41.5)	(8.8)%	(39.2)	—	—	(2.2)
Insurance	(5.4)	(1.2)%	(5.0)	—	—	(0.4)
Development costs	(4.4)	(0.9)%	(3.0)	(1.4)	—	—
Other	(14.5)	(3.1)%	(5.2)	(2.9)	(2.6)	(3.8)
Outside services	(74.0)	(15.8)%	(59.1)	(5.1)	(2.7)	(7.0)
Other operating income	4.9	1.0%	4.5	—	—	(0.4)
Net outside services	(69.1)	(14.7)%	(54.6)	(5.1)	(2.7)	(6.6)
Net operating expense	(81.9)	(17.5)%	(61.7)	(7.8)	(3.0)	(9.2)
Taxes other than income tax	(5.8)	(1.2)%	(5.6)	—	—	(0.2)
EBITDA[2]	381.6	81.3%	343.0	(5.2)	(3.0)	47.0
EBITDA margin[3]	81.3%	—	83.6%	—	—	83.3%
Depreciation and amortization charge	(147.2)	(31.4)%	(124.8)	(2.4)	—	(19.9)
Profit from operations (EBIT)	234.4	49.9%	218.2	(7.6)	(3.0)	27.0
EBIT margin[4]	49.9%	—	53.2%	—	—	47.9%

For the nine months ended September 30, 2006	Wind Total	% of Wind Revenues	Wind Spain	Wind International U.S.	Wind International U.K.	Wind International Rest of the World
	(€ in millions, except percentages)					
Revenues	480.9	100.0%	447.2	—	—	33.7
Gross margin	480.9	100.0%	447.2	—	—	33.7
Staff costs	(12.0)	(2.5)%	(8.8)	(0.4)	(0.1)	(2.6)
Capitalized staff costs	5.9	1.2%	5.8	—	—	0
Net staff costs	(6.0)	(1.2)%	(3.0)	(0.4)	(0.1)	(2.5)
Royalties	(9.6)	(2.0)%	(8.8)	0	0	(0.8)
Operations and maintenance	(34.4)	(7.2)%	(32.4)	—	—	(2.0)
Insurance	(5.1)	(1.1)%	(4.7)	—	—	(0.4)
Development costs	(3.3)	(0.7)%	(3.3)	—	—	—
Other	(11.4)	(2.4)%	(7.7)	(1.0)	(0.8)	(1.8)
Outside services	(63.8)	(13.3)%	(56.9)	(1.0)	(0.9)	(4.9)
Other operating income	1.2	0.2%	0.9	—	—	0.3
Net outside services	(62.7)	(13.0)%	(56.0)	(1.0)	(0.9)	(4.6)
Net operating expense	(69.0)	(14.3)%	(59.0)	(1.4)	(1.0)	(7.1)
Taxes other than income tax	(5.1)	(1.1)%	(5.0)	—	—	(0.1)
EBITDA[2]	407.2	84.7%	383.3	(1.4)	(1.0)	26.4
EBITDA margin[3]	84.7%	—	85.7%	—	—	78.3%
Depreciation and amortization charge	(129.1)	(26.8)%	(118.7)	0	0	(10.3)
Profit from operations (EBIT)	278.1	57.8%	264.6	(1.4)	(1.0)	16.1
EBIT margin[4]	57.8%	—	59.2%	—	—	47.8%

For the year ended Dec 31, 2006	Wind Total	% of Wind Revenues	Wind Spain	Wind International U.S.	Wind International U.K.	Wind International Rest of the World
	(€ in millions, except percentages)					
Revenues	654.4	100.0%	601.2	0	0	53.2
Gross margin	654.4	100.0%	601.2	0	0	53.2
Staff costs	(17.6)	(2.7)%	(11.9)	(1.3)	(0.2)	(4.2)
Capitalized staff costs	7.5	1.1%	6.0	0.3	0.8	0.3
Net staff costs	(10.1)	(1.5)%	(5.9)	(1.0)	0.6	(3.9)
Royalties	(12.9)	(2.0)%	(11.5)	(0.3)	(0.1)	(1.1)
Operations and maintenance	(46.9)	(7.2)%	(44.5)	0	0	(2.4)
Insurance	(6.0)	(0.9)%	(5.5)	0	0	(0.6)
Development costs	(1.3)	(0.2)%	(1.3)	0	0	(0)
Other	(14.4)	(2.2)%	(9.9)	(1.6)	(1.1)	(1.7)
Outside services	(81.6)	(12.5)%	(72.8)	(1.9)	(1.2)	(5.8)
Other operating income	2.3	0.4%	1.7	0	0	0.6
Net outside services	(79.3)	(12.1)%	(71.1)	(1.9)	(1.2)	(5.1)
Net operating expense	(89.5)	(13.7)%	(77.0)	(2.9)	(0.6)	(9.0)
Taxes other than income tax	(8.1)	(1.2)%	(6.8)	0	(0.8)	(0.5)
EBITDA[2]	556.9	85.1%	517.5	(2.9)	(1.4)	43.7
EBITDA margin[3]	85.1%	—	86.1%	—	—	82.1%
Depreciation and amortization charge	(171.4)	(26.2)%	(151.3)	(0.1)	(0)	(20.0)
Profit from operations (EBIT)	385.4	58.9%	366.1	(3.0)	(1.4)	23.7
EBIT margin[4]	58.9%	—	60.9%	—	—	44.5%

For the year ended Dec 31, 2005	Wind Total	% of Wind Revenues	Wind Spain	Wind International U.S.	Wind International U.K.	Wind International Rest of the World
		(€ in millions, except percentages)				
Revenues	518.2	100.0%	501.1	0	0	17.1
Gross margin	518.2	100.0%	501.1	0	0	17.1
Staff costs	(9.4)	(1.8)%	(8.5)	0	(0.1)	(0.8)
Capitalized staff costs	5.5	1.1%	5.5	0	0	0
Net staff costs	(3.9)	(0.8)%	(3.0)	0	(0.1)	(0.8)
Royalties	(9.4)	(1.8)%	(9.3)	0	(0)	(0.1)
Operations and maintenance	(35.8)	(6.9)%	(34.5)	0	0	(1.3)
Insurance	(5.3)	(1.0)%	(5.3)	0	0	0
Development costs	(3.8)	(0.7)%	(3.7)	0	(0)	0
Other	(7.3)	(1.4)%	(6.4)	0	(0.3)	(0.5)
Outside services	(61.6)	(11.9)%	(59.2)	0	(0.4)	(1.9)
Other operating income	1.7	0.3%	1.5	0	0	0.1
Net outside services	(59.9)	(11.6)%	(57.7)	0	(0.4)	(1.8)
Net operating expense	(63.7)	(12.3)%	(60.7)	0	(0.5)	(2.6)
Taxes other than income tax	(13.8)	(2.7)%	(13.8)	0	0	(0)
EBITDA(2)	440.7	85.0%	426.6	0	(0.5)	14.6
EBITDA margin(3)	85.0%	—	85.1%	—	—	85.4%
Depreciation and amortization charge	(138.6)	(26.7)%	(133.5)	0	0	(5.1)
Profit from operations (EBIT)	302.1	58.3%	293.2	0	(0.5)	9.4
EBIT margin(4)	58.3%	—	58.5%	—	—	55.0%

For the year ended Dec 31, 2004(1)	Wind Total	% of Wind Revenues	Wind Spain	Wind International U.S.	Wind International U.K.	Wind International Rest of the World
		(€ in millions, except percentages)				
Revenues	305.3	100.0%	305.3	0	0	0
Gross margin	305.3	100.0%	305.3	0	0	0
Staff costs	(6.8)	(2.2)%	(6.8)	0	0	0
Capitalized staff costs	3.9	1.3%	3.9	0	0	0
Net staff costs	(2.9)	(0.9)%	(2.9)	0	0	0
Royalties	(7.3)	(2.4)%	(7.3)	0	0	0
Operations and maintenance	(31.5)	(10.3)%	(31.5)	0	0	0
Insurance	(7.0)	(2.3)%	(7.0)	0	0	0
Development costs	(3.5)	(1.1)%	(2.9)	0	0	(0.6)
Other	(6.1)	(2.0)%	(5.9)	0	0	(0.3)
Outside services	(55.5)	(18.2)%	(54.6)	0	0	(0.9)
Other operating income	7.5	2.5%	7.5	0	0	0
Net outside services	(48.0)	(15.7)%	(47.1)	0	0	(0.9)
Net operating expense	(50.8)	(16.6)%	(50.0)	0	0	(0.9)
Taxes other than income tax	(4.6)	(1.5)%	(4.6)	0	0	0
EBITDA(2)	249.9	81.9%	250.8	0	0	(0.9)
EBITDA margin(3)	81.9%	—	82.1%	—	—	—
Depreciation and amortization charge	(94.5)	(31.0)%	(94.6)	0	0	0
Profit from operations (EBIT)	155.5	50.9%	156.3	0	0	(0.9)
EBIT margin(4)	50.9%	—	51.2%	—	—	—

(1) The consolidated income statement for the year ended December 31, 2004 is presented for comparative purposes only and is not audited. We prepared the 2004 consolidated income statement by applying the international financial reporting standards adopted by the European Union (IFRS) in effect at December 31, 2005 to our consolidated income statement for the year ended December 31, 2004. See "Presentation of Financial and Other Information."

(2) EBITDA represents earnings before interest, income taxes, depreciation and amortization. EBITDA is included because it is frequently used by certain investors, securities analysts and other interested parties in evaluating similar companies. However, because all companies do not calculate EBITDA identically, our presentation of EBITDA may not be comparable to similarly titled

measures of other companies. EBITDA is not an item recognized under IFRS and should not be considered as an alternative to profit from operations, operating income or any other indicator of a company's operating performance required by IFRS. EBITDA should not in any way be compared to the operating income, net income or cash flow resulting from our activities nor should it be used as an indicator of our past or future profitability or liquidity.

(3) EBITDA margin is EBITDA divided by gross margin.

(4) EBIT margin is EBIT divided by gross margin.

Comparison of nine month periods ended September 30, 2007 and September 30, 2006, in accordance with IFRS.

Revenue

Revenue decreased by 3.9%, from €514.4 million in the nine months ended September 30, 2006 to €494.4 million in the nine months ended September 30, 2007. This decrease was primarily due to a decrease in revenues from wind energy from €480.9 million in the nine months ended September 30, 2006 to €469.3 million in the nine months ended September 30, 2007 and a decrease in revenue from mini-hydro from €33.4 million to €25.0 million in the same periods.

Gross margin

Gross margin decreased by 3.9% from €514.4 million in the nine months ended September 30, 2006 to €494.4 million in the nine months ended September 30, 2007. The decrease in gross margin was due to the factors set forth in the revenue discussion above.

Business segment

The table below sets out our revenues for the nine months ended September 30, 2006 and September 30, 2007 by primary business segment:

	For the nine months ended September 30,		
	2006	2007	% change
	(€ in millions)		
Revenue			
Wind	480.9	469.3	(2.4)%
Mini-hydro	33.4	25.0	(25.1)%
Other technologies	0	0.1	—
Total	514.4	494.4	(3.9)%

Wind. Revenues in the wind segment decreased by 2.4%, from €480.9 million in the nine months ended September 30, 2006 to €469.3 million in the nine months ended September 30, 2007. This decrease was primarily a result of a decrease in wind revenues in Spain from €447.2 million in the nine months ended September 30, 2006 to €410.3 million in the nine months ended September 30, 2007, which was offset by a 75.1% increase in wind revenues generated in International revenues, in particular the Rest of the World from €33.7 million in the nine months ended September 30, 2006 to €56.4 million in the nine months ended September 30, 2007 (67.4%).

Wind revenue by geography

The table below sets forth our wind revenues by geographical segment for the nine month periods ended September 30, 2006 and September 30, 2007:

	For the nine months ended September 30,		
	2006	2007	% change
	(€ in millions)		
Wind revenue			
Spain	447.2	410.3	(8.3)%
International	33.7	59.0	75.1%
United States	—	2.6	—
United Kingdom	—	—	—
Rest of the World	33.7	56.4	67.4%
Total	480.9	469.3	(2.4)%

The table below sets forth our electricity production from wind energy in GWh by geographical segment for the nine month periods ended September 30, 2006 and September 30, 2007:

	For the nine months ended September 30,		
	2006	2007	% change
	(in GWh)		
Wind electricity production			
Spain	4,687	5,357	14.3%
International	494	779	57.7%
United States	—	46	—
United Kingdom	—	—	—
Rest of the World	494	733	48.4%
Total wind electricity production	5,181	6,136	18.4%

The table below sets forth our average prices in € per MWh of wind energy by business and geographical wind segment for the nine month periods ended September 30, 2006 and 2007.

	For the nine months ended September 30,		
	2006	2007	% change
	(€ per MWh)		
Average Wind electricity prices			
Spain	95.4	76.6	(19.7)%
International	68.2	75.7	11.0%
United States	—	55.8(1)	—
United Kingdom	—	—	—
Rest of the world	68.2	76.9	12.7%
Total average wind electricity prices	92.8	76.4	(17.7)%

(1) Does not include the effect of PTCs.

Spain. Spain represented 93.0% and 87.4% of our wind revenues in the nine months ended September 30, 2006 and 2007, respectively. Wind revenues in Spain decreased by 8.3%, from €447.2 million in the nine months ended September 30, 2006 to €410.3 million in the nine months ended September 30, 2007. This decrease was primarily a result of a €88.3 million decrease in wind revenues in Spain as a result of lower average wind generated electricity prices in Spain from €95.4 per MWh at September 30, 2006 to €76.6 per MWh at September 30, 2007, a decrease of 19.7%, primarily due to the decrease prices of CO_2 emission rights. However, market prices were on average 40.5% and 11.8% higher compared to the fixed tariff prices at September 30, 2006 and September 30, 2007, respectively, and we sold all of our electricity production under the market option for both periods. The price effect is calculated as a difference between prices of the corresponding month in the previous period minus the price of the actual monthly period, multiplied by the production of the actual monthly period; this effect is calculated monthly per wind farm until the end of the period when considered and totaled.

The decrease in wind revenues was partially offset by an increase of €51.4 million in revenue in Spain as a result of a 14.3% increase in the production of wind energy, from 4,687 GWh of wind energy produced in the nine months ended September 30, 2006 to 5,357 GWh of wind energy produced in the nine months ended September 30, 2007. The increase in wind energy production was mainly due to a 19% increase in installed wind capacity in Spain from 3,395 MW at September 30, 2006 to 4,035 MW at September 30, 2007. The production effect is calculated as a difference between the production of the corresponding month in the previous period minus the production of the actual monthly period, multiplied by the price of the corresponding month in the previous period; this effect is calculated monthly per wind farm until the end of the period when considered and totaled.

International. Wind revenues outside of Spain increased by 75.1%, from €33.7 million in the nine months ended September 30, 2006 to €59.0 million in the nine months ended September 30, 2007 due primarily to the international expansion of our operations and increased wind energy production internationally. The increase of €25.3 million in wind revenues internationally was primarily due to a 57.7% increase in the production of wind energy internationally from 494 GWh produced in the nine months ended September 30, 2006 to 779 GWh produced in the nine months ended September 30, 2007. The increase in production was a result of an increase in our installed wind capacity internationally at September 30, 2007 by 253 MW from September 30, 2006, due to increases of installed wind capacity in Poland, Germany, Portugal, France, the United States and Greece.

The average price for wind generated electricity internationally increased slightly from €68.2 per MWh at September 30, 2006 to €75.7 per MWh at September 30, 2007 due to our expansion in new countries with different regulatory frameworks and remuneration regimes.

Mini-hydro. Revenues in the mini-hydro segment decreased by 25.1%, from €33.4 million in the nine months ended September 30, 2006 to €25.0 million in the nine months ended September 30, 2007. This decrease was primarily a result of lower market mini-hydro electricity prices in the nine months ended September 30, 2007. The average price for mini-hydro energy in the nine months ended September 30, 2006 was €78.3 per MWh and decreased to €55.6 per MWh in the nine months ended September 30, 2007. The decrease in average prices was due to a decrease in market prices which affected the remuneration of all of our installations in the ordinary regime and almost all of our installations under the special regime, as we have opted to be sold under the market tariff.

Additionally, mini-hydro energy production increased from 427 GWh in the nine months ended September 30, 2006 to 450 GWh in the nine months ended September 30, 2007, a 5.4% increase, due to more rainfall (higher hydraulicity) which contributed to the increase in mini-hydro revenues.

Other technologies. No change occurred in other technologies during these periods.

Staff costs

Staff costs increased by 66.7% from €24.9 million in the nine months ended September 30, 2006 to €41.5 million in the nine months ended September 30, 2007. The tables below set forth our staff costs and average number of employees by business and geographical wind segments as of and for the nine months ended September 30, 2006 and 2007:

	For the nine months ended September 30,			Average number of employees as of September 30,	
	2006	2007	% change	2006	2007
	(€ in millions)				
Staff costs					
Total Wind	11.9	17.9	50.4%	382	396
Spain	8.8	10.4	18.2%	270	367
International	3.1	7.5	141.9%	112	156
Mini-hydro	2.4	2.7	12.5%	60	66
Other technologies	3.7	7.6	105.4%	204	217
Overhead	6.9	13.2	91.3%	40	48
Total Staff costs	24.9	41.5	66.7%	686	854

Staff costs increased in the nine months ended September 30, 2007 compared to the same period in the previous year primarily due to an increase in staff costs in the wind segment of 50.4%. Staff costs in wind international increased by 141.9% due to an increase in the number of staff employed to set up our international offices and operations. The increase in staff costs was mainly due to the addition of new staff to support future international expansion plans and the integration of our past acquisitions. Staff costs in overhead increased by 91.3% mainly as a result of increased staff to implement our international expansion.

Capitalized staff costs

Capitalized staff costs remained consistent at €6.1 million (1.2% of revenues) in the nine months ended September 30, 2006 and 2007.

Outside services

Outside services increased by 23.9% from €86.5 million (16.8% of revenues) in the nine months ended September 30, 2006 to €107.2 million (21.7% of revenues) in the nine months ended September 30, 2007. The table below sets forth our outside services expenses by business and geographical wind segments for the nine months ended September 30, 2006 and 2007:

	For the nine months ended September 30,		
	2006	2007	% change
	(€ in millions)		
Outside services			
Total Wind	63.8	74.0	16.0%
Spain	56.9	59.1	3.9%
International	6.9	14.9	115.9%
Mini-hydro	4.3	5.8	34.9%
Other technologies	0.9	0.7	(22.2)%
Overhead	17.4	26.7	53.4%
Total Outside services	86.5	107.2	23.9%

Outside services in the wind segment increased by 16.0%, due primarily an increase in the outside services in Spain. Outside services in the wind segment in Spain increased by 3.9% due to greater maintenance and operational costs for increasing the number of wind farms in Spain as a result of the termination of certain operation and maintenance guarantee periods from our turbine suppliers. Outside services related to mini-hydro increased by €1.5 million in the nine months ended September 30, 2007 compared to the nine months ended September 30, 2006 due primarily to hydrographic fees. Outside services in overhead increased by 53.4% due to an increase of the support services for new installations and an increase in the activity of the Group.

Other operating income

Other operating income increased by 86.8% from €6.8 million (1.3% of revenues) in the nine months ended September 30, 2006, to €12.7 million (2.6% of revenues) in the nine months ended September 30, 2007. The increase was due primarily to an increase in income from wind farm developers for the use of substations and lines in Spain.

Taxes other than income tax

Taxes other than income tax increased by 20.0% from €5.5 million (1.1% of revenues) in the nine months ended September 30, 2006 to €6.6 million (1.3% of revenues) in the nine months ended September 30, 2007. The increase was due primarily to greater local taxes that have been paid due to a greater number of wind farms.

EBITDA

EBITDA decreased by 12.8% from €410.4 million (79.8% of revenues) in the nine months ended September 30, 2006 to €357.9 million (72.4% of revenues) in the nine months ended September 30, 2007. The table below sets forth our EBITDA and EBITDA margins by business and geographical wind segment for the nine months ended September 30, 2006 and 2007:

	For the nine months ended September 30,				
	2006		2007		
	EBITDA[1] (€ in millions)	EBITDA margin[2] (%)	EBITDA[1] (€ in millions)	EBITDA margin[2] (%)	% change EBITDA
Total Wind	407.2	84.7%	381.7	81.3%	(6.3)%
Spain	383.3	85.7%	343.0	83.6%	(10.5)%
International	23.9	78.3%	38.7	65.6%	61.9%
Mini-hydro	27.6	82.6%	17.7	70.8%	(35.9)%
Other technologies	(0.6)	N/A	(2.5)	N/A	(316.7)%
Overhead	(23.8)	—	(39.0)	—	(63.8)%
Total	410.4	79.8%	357.9	72.4%	(12.8)%

(1) EBITDA represents earnings before interest, income taxes, depreciation and amortization. EBITDA is included because it is frequently used by certain investors, securities analysts and other interested parties in evaluating similar companies. However, because all

companies do not calculate EBITDA identically, our presentation of EBITDA may not be comparable to similarly titled measures of other companies. EBITDA is not an item recognized under IFRS and should not be considered as an alternative to profit from operations, operating income or any other indicator of a company's operating performance required by IFRS. EBITDA should not in any way be compared to the operating income, net income or cash flow resulting from our activities nor should it be used as an indicator of our past or future profitability or liquidity.

(2) EBITDA margin is EBITDA divided by gross margin.

As a result of the above, EBITDA in the wind segment decreased by 6.3% from the nine months ended September 30, 2006 to the same period in 2007, primarily as a result of a decrease in wind EBITDA in Spain in the nine months ended September 30, 2007. EBITDA in Spain was 94.1% and 89.9% of total EBITDA in the wind segment in the nine months ended September 30, 2006 and 2007, respectively. EBITDA in mini-hydro decreased by 35.9% from the nine months ended September 30, 2006 to the same period in 2007. EBITDA in Overhead decreased by 63.8% from the nine months ended September 30, 2006 to the same period in 2007 as a consequence of the rise in the Overhead costs due to increase in the activity of the Group.

Depreciation and amortization charge

Depreciation and amortization charge increased by 14.3% from €137.6 million (26.7% of revenues) in the nine months ended September 30, 2006 to €157.3 million (31.8% of revenues) in the nine months ended September 30, 2007. This was primarily due to an increase in assets related to increased installed capacity in 2007.

Finance income

Finance income decreased by 64.6% from €25.4 million (4.9% of revenues) in the nine months ended September 30, 2006 to €9.0 million (1.8% of revenues) in the nine months ended September 30, 2007. This was primarily due to the liquidation of non-hedging derivatives which were €19.7 million in the nine months ended September 30, 2006 compared to €0 in the comparative period in 2007.

Finance costs

Finance costs increased by 68.7% from €69.7 million (13.5% of revenues) in the nine months ended September 30, 2006 to €117.6 million (23.8% of revenues) in the nine months ended September 30, 2007. This was primarily due to an increase in bank and intercompany debts owed to related parties, to finance the increase of our installed capacity. See "Related Party Transactions."

Income tax

Income tax expense decreased by 51.7% from €74.4 million in the nine months ended September 30, 2006 to €35.9 million in the nine months ended September 30, 2007. This is equivalent to an effective tax rate of 32.6% in the nine months ended September 30, 2006 compared to 39.3% in the nine months ended September 30, 2007. The tax rate was higher in the nine months ended September 30, 2007 due principally to consolidation adjustments of €7 million included in the period to reduce deferred tax of intercompany margins from asset transactions.

Minority interests

Minority interests decreased by 32.7% from €10.1 million (2% of revenues) in the nine months ended September 30, 2006 to €6.8 million (1.4% of revenues) in the nine months ended September 30, 2007. The decrease was due primarily to a decrease of the results of several companies in which we have minority interests.

Net profit

Net profit decreased by 66.2% from €144.0 million in the nine months ended September, 2006 to €48.7 million in the nine months ended September 30, 2007.

Comparison of years ended December 31, 2006 and December 31, 2005

Revenue

Revenue increased by 24.8% from €557.3 million in the year ended December 31, 2005 to €695.6 million in 2006. The increase was primarily due to a 26.3% increase in wind revenues from €518.2 million in the year ended December 31, 2005 to €654.4 million in the year ended December 31, 2006. Mini-hydro revenues also increased slightly by 5.4% during the period from €39.1 million in 2005 to €41.2 million in 2006.

Gross margin

Gross margin increased by 24.8% from €557.3 million in the year ended December 31, 2005 to €695.6 million in the year ended December 31, 2006. The increase in gross margin was due to the factors set forth in the revenue discussion above.

Business segment

The table below sets forth our revenues for the years ended December 31, 2005 and December 31, 2006 by primary business segment:

	For the year ended December 31, 2005	2006	% change
	(€ in millions)		
Revenue			
Wind	518.2	654.4	26.3%
Mini-hydro	39.1	41.2	5.4%
Other technologies	—	—	—
Total	557.3	695.6	24.8%

Wind. Revenues in the wind segment increased by 26.3% from €518.2 million in the year ended December 31, 2005 to €654.4 million in the year ended December 31, 2006. The increase in wind revenues was primarily due to a 20.0% increase in wind revenues in Spain from €501.1 million in 2005 to €601.2 million 2006. Revenues also increased in the Rest of the World by 211.1% from €17.1 million 2005 to €53.2 million in 2006.

Wind revenue by geography

The table below sets forth our wind revenues by geographical segment for the years ended December 31, 2005 and December 31, 2006:

	For the year ended December 31, 2005	2006	% change
	(€ in millions)		
Wind Revenue			
Spain	501.1	601.2	20.0%
International	17.1	53.2	211.1%
United States	—	—	—
United Kingdom	—	—	—
Rest of the World	17.1	53.2	211.1%
Total	518.2	654.4	26.3%

The table below sets forth our electricity production from wind energy in GWh by geographical segment for the years ended December 31, 2005 and 2006:

	During the year ended December 31, 2005	2006	% change
	(in GWh)		
Wind Electricity production			
Spain	6,240	6,624	6.2%
International	232	705	203.9%
United States	—	—	—
United Kingdom	—	—	—
Rest of the World	232	705	203.9%
Total	6,471	7,329	13.3%

The table below sets forth our average prices in € per MWh of wind energy by geographical wind segment for the years ended December 31, 2005 and 2006.

	For the year ended December 31,		
	2005	2006	% change
	(€ per MWh)		
Average Wind electricity prices			
Spain	80.3	90.8	13.1%
International	74.0	75.5	2.0%
United States	—	—	—
United Kingdom	—	—	—
Rest of the World	74.0	75.5	2.0%
Total Average prices	80.1	89.3	11.5%

Spain. Spain represented 96.7% and 91.9% of our wind revenues in the years ended December 31, 2005 and 2006, respectively. Wind revenues in Spain increased by €100.1 million or 20.0% in 2006, from €501.1 million in the year ended December 31, 2005 to €601.2 million in the year ended December 31, 2006, €65.3 million of the revenue increase was due to higher wind energy electricity prices in Spain. The average price for wind generated electricity in Spain in 2006 was €90.8 per MWh, an increase of 13.1% from €80.3 per MWh in 2005. The increase in wind energy electricity prices was due mainly to the shift of all our wind farms from the tariff to the market remuneration option. Market prices were on average 37.8% and 35.4% higher compared to the fixed tariff prices at December 31, 2005 and 2006, respectively. The price effect is calculated as a difference between prices of the corresponding month in the previous period minus the price of the actual monthly period, multiplied by the production of the actual monthly period. This effect is calculated monthly per wind farm until the end of the period when considered and totaled.

In addition, €34.8 million of the increase in wind revenues in Spain was due to a 6.2% increase in the production of wind energy from 6,240 GWh produced in 2005 to 6,624 GWh produced in 2006. The increase in wind energy production was mainly due to a 12.4% increase in installed wind capacity in Spain from 3,258 MW at December 31, 2005 to 3,662 MW at December 31, 2006. The production effect is calculated as a difference between the production of the corresponding month in the previous period minus the production of the actual monthly period, multiplied by the price of the corresponding month in the previous period. This effect is calculated monthly per wind farm until the end of the period when considered and totaled.

International. Wind revenues outside of Spain increased by 211.1% in 2006, from €17.1 million in the year ended December 31, 2005 to €53.2 million in the year ended December 31, 2006, primarily as a result of an increase in the production of wind energy as well as a smaller increase in wind electricity prices internationally. The increase in production was a result of an increase in our installed wind capacity internationally at December 31, 2006 by 204 MW from December 31, 2005, an 86.4% increase, primarily due to the full consolidation of our Greek subsidiary C. Rokas, S.A. only for the last quarter in 2005 compared to a full year in 2006, and further increases of installed capacity in Brazil, Poland, Germany, France, the United States and Portugal.

Mini-hydro. Revenues in the mini-hydro segment increased by €2.1 million or 5.4%, from €39.1 million in the year ended December 31, 2005 to €41.2 million in the year ended December 31, 2006. This increase was due to higher average electricity prices for mini-hydro energy which generated an additional €6.2 million in mini-hydro revenue, which was offset by €4.2 million in revenues due to decreased production.

The average price for mini-hydro energy in 2005 was €66.63 per MWh compared to €76.48 per MWh in 2006. The increase in average prices was due to an increase in market prices which affected the remuneration of all of our installations in the ordinary regime and almost all of our installations under the special regime, as we have opted to be sold under the market tariff.

In 2006, there was also an 8.2% decrease in the production of mini-hydro energy from 586 GWh produced in 2005 to 538 GWh produced in 2006. The decrease in production was due primarily to less rainfall in 2006 (low hydraulicity).

Other technologies. We generated £57 thousand of revenues in the solar energy business, which we commenced operations in 2006.

Staff costs

Staff costs increased by 76.0% from €21.7 million (3.9% of revenues) in the year ended December 31, 2005 to €38.2 million (5.5% of revenues) in 2006 as a result of the average number of employees having increased from 376 to 711. The table below sets forth our staff costs and average number of employees by business and geographical wind segments as of and for the years ended December 31, 2005 and 2006:

	For the year ended December 31,			Average number of employees as of December 31,	
	2005	2006	% change	2005	2006
	(€ in millions)				
Staff costs					
Total Wind	9.4	17.6	87.2%	251	396
Spain	8.5	11.9	40.0%	213	272
International	0.9	5.7	533.3%	38	124
Mini-hydro	3.1	3.3	6.5%	59	60
Other technologies	2.4	6.4	166.8%	30	207
Overhead	6.8	11.0	61.8%	36	48
Total Staff	21.7	38.2	76.0%	376	711

Staff costs increased in the year ended December 31, 2006 compared to the year ended December 31, 2005, primarily due to an increase in staff costs in the wind segment of 87.2%. The increase in staff costs was mainly due to the addition of new staff to support future international expansion plans and the integration of our past acquisitions. Staff costs in the international wind segment increased by 533.3%. Staff costs related to wind activities in Spain increased by €3.4 million, as a result of the increase in employees as part of our platform for future growth. Staff costs related to mini-hydro increased by €0.2 million in the year ended December 31, 2006 compared to 2005. Staff costs in Other technologies increased due to the acquisition of Community Energy Inc., through the inclusion of staff from the division of trading of renewable energy certificates, and the full consolidation in 2006 of C. Rokas, S.A. through the inclusion of staff from the division of electromechanicals. Staff costs in overhead increased by 61.8% as a result of an increase of manager staff support.

Capitalized staff costs

Capitalized staff costs increased by 42.1% from €5.7 million (1.0% of revenues) in the year ended December 31, 2005 to €8.1 million (1.2% of revenues) in 2006. Personnel costs for staff engaged in facility development and construction increased as a result of increased development and construction in 2006.

Outside services

Outside services increased by 47.4% from €77.4 million (13.9% of revenues) in the year ended December 31, 2005 to €114.1 million (16.4% of revenues) in 2006. The table below sets forth our outside services expenses by business and geographical wind segments for the years ended December 31, 2005 and 2006:

	For the year ended December 31,		
	2005	2006	% change
	(€ in millions)		
Outside services			
Total Wind	61.6	81.6	32.6%
Spain	59.2	72.8	23.0%
International	2.3	8.9	287.0%
Mini-hydro	4.2	6.0	42.9%
Other technologies	0.2	1.1	450.0%
Overhead	11.5	25.3	120.0%
Total	77.4	114.1	47.5%

Outside services in the wind segment increased by 32.6% in the year ended December 31, 2006 compared to 2005, due to an increase of 23.0% in the outside services in Spain and an increase of 287.0% in the outside services in International. The primary reason for the increase in outside services in the wind segment in Spain in 2006 was an increase in the installed capacity and resulting direct expenses of the operation of our renewable

energy facilities (including operation and maintenance, land leases and insurance). Costs for outside services in International increased significantly from €2.3 million in 2005 to €8.9 million in 2006 due in large part to the expenses arising from the expansion of our operations internationally in connection with our international expansion. Outside services related to mini-hydro increased by 42.9% in the year ended December 31, 2006 compared to 2005 as our installed mini-hydro capacity increased and by the increase in mini-hydro royalties cost. Outside services for overhead also increased by 120.0% due to an increase in Iberdrola, S.A. and external support services received as a consequence of our expansion of business activities.

Other operating income

Other operating income increased by 76.3% from €8.0 million (1.4% of revenues) in the year ended December 31, 2005 to €14.1 million (2.0% of revenues) in 2006. The increase is primarily due to fees received from the assignment of our mini-hydro operations and other management services to third parties and other income from construction activities of C. Rokas, S.A. which we fully consolidated only for the last quarter of 2005 compared to the full year in 2006, and by income from renewable energy certificates traded by Community Energy, Inc. in the United States.

Taxes other than income tax

Taxes other than income tax decreased by 38.5% from €14.3 million in the year ended December 31, 2005 to €8.8 million in 2006. Taxes other than income tax were significantly greater in 2005 as a result of a provision created in an amount of €8.1 million for a potential negative ruling in an action brought by the excise tax authorities in Spain regarding electricity tax for the fiscal years ended December 31, 2000 to 2003. See "Business—Legal Matters."

EBITDA

EBITDA increased by 21.6% from €457.6 million (82.1% of revenues) in the year ended December 31, 2005 to €556.7 million (80.0% of revenues) in the year ended December 31, 2006. The table below sets forth our EBITDA and EBITDA margins by business and geographical wind segments for the years ended December 31, 2005 and 2006:

	For the year ended December 31,				
	2005		2006		
	EBITDA(1) (€ millions)	EBITDA margin(2) (%)	EBITDA(1) (€ millions)	EBITDA margin(2) (%)	% change EBITDA(1)
Total Wind	440.7	85.0%	556.9	85.1%	26.4%
Spain	426.6	85.1%	517.5	86.1%	21.3%
International	14.1	82.4%	39.4	74.1%	179.4%
Mini-hydro	34.0	87.0%	33.3	80.8%	(2.3)%
Other technologies	1.0	—	(0.5)	—	—
Overhead	(18.1)	—	(33.0)	—	(82.1)%
Total	457.6	82.1%	556.7	80.0%	21.6%

(1) EBITDA represents earnings before interest, income taxes, depreciation and amortization. EBITDA is included because it is frequently used by certain investors, securities analysts and other interested parties in evaluating similar companies. However, because all companies do not calculate EBITDA identically, our presentation of EBITDA may not be comparable to similarly titled measures of other companies. EBITDA is not an item recognized under IFRS and should not be considered as an alternative to profit from operations, operating income or any other indicator of a company's operating performance required by IFRS. EBITDA should not in any way be compared to the operating income, net income or cash flow resulting from our activities nor should it be used as an indicator of our past or future profitability or liquidity.

(2) EBITDA margin is EBITDA divided by gross margin.

EBITDA increased due primarily to a 26.4% increase in EBITDA in the wind segment in the year ended December 31, 2006 compared to the year ended December 31, 2005, and mainly due to an increase in EBITDA in Spain of 21.3% in 2006. EBITDA in Spain was 96.8% and 92.9% of total EBITDA in the wind segment in the year ended December 31, 2005 and 2006, respectively. EBITDA has changed for the reasons described above.

Depreciation and amortization charge

Depreciation and amortization charge increased by 21.7% from €149.9 million in the year ended December 31, 2005 to €182.4 million in 2006. This was primarily due to an increase in operating assets for our wind farms in 2006.

Result of companies accounted for using the equity method

Income from investments in associate companies was €36 thousand in the year ended December 31, 2005 compared to €0 in the year ended December 31, 2006.

Finance income

Finance income increased by 622.7% from €4.4 million in the year ended December 31, 2005 to €31.8 million in 2006. This increase was primarily due to additional income of €23.5 million from the settlement of non-hedging derivatives, as explained above in "Factors Affecting Our Historical Results of Operations—Derivatives Treatment." Capitalized finance costs for property, plant and equipment increased by 212.4% to €6.1 million in 2006 as a result of an increase in debt to finance the increase of development and construction in 2006. The increase in finance income was partially offset by a decrease of €0.7 million in income from other marketable securities.

Finance costs

Finance costs increased by 45.9% from €68.8 million in the year ended December 31, 2005 to €100.3 million in 2006. Finance costs from debt financing for the year ended December 31, 2006 amounted to €98.7 million, €65.9 million of which corresponded to intercompany debt and €32.8 million to external debt, compared to €61.2 million, €38.0 million of which corresponded to intercompany debt and €23.2 million to external debt for the year ended December 31, 2005. The increase in finance costs from debt financing is due to an increase in intercompany debt from €2,270.9 million to €2,565.6 million and an increase in external debt from €371.6 million to €591.1 million from December 31, 2005 to December 31, 2006. The increase in indebtedness was required to finance the increase in our installed capacity.

Additionally, finance costs included changes in the fair value of derivatives classified as non-hedging derivatives of €12.1 million in 2005 and €4.9 million in 2006. The increase in finance costs was offset in part by €5.9 million and €3.9 million gains in the year ended December 31, 2005 and 2006, respectively, as a result of decreases in the fair value of non-hedging derivatives for interest rate swaps and currency swaps.

Income tax

Income tax expense increased by 17.7% from €90.2 million in the year ended December 31, 2005 to €106.2 million in 2006. This is equivalent to an effective tax rate of 34.6% in 2006 compared to 37.0% in 2005. The 37.0% effective tax rate in 2005 was due to the correction of deductions for investments of €5.2 million recognized in previous years. Without this correction, the effective tax rate in 2005 would have been 34.9%.

Minority interests

Minority interests increased by 20.2% from €8.9 million in the year ended December 31, 2005 to €10.7 in the year ended December 31, 2006. This increase was mainly due to the consolidation of C. Rokas, S.A.'s results of operations only for the last quarter in 2005 compared to a full year of consolidation in 2006.

Net profit

Net profit increased by 31.5% from €144.3 million in the year ended December 31, 2005 to €189.7 million in 2006.

Comparison of years ended December 31, 2005 and December 31, 2004

Revenue

Revenue increased by 69.2% from €329.4 million in the year ended December 31, 2004 to €557.3 million in the year ended December 31, 2005. The increase was primarily due to a 69.7% increase in wind revenues from €305.3 million in the year ended December 31, 2004 to €518.2 million in the year ended December 31, 2005. Additionally, mini-hydro revenues increased by 62.2% from €24.1 million in 2004 to €39.1 million in 2005.

Gross margin

Gross margin increased by 69.1% from €329.5 million in the year ended December 31, 2004 to €557.3 million in the year ended December 31, 2005. The increase in gross margin was due to the factors set forth in the revenue discussion above.

Business segment

The table below sets out our revenues for the years ended December 31, 2004 and December 31, 2005 by primary business segment.

	For the year ended December 31,		
	2004	2005	% change
	(€ in millions)		
Revenue			
Wind	305.3	518.2	69.7%
Mini-hydro	24.1	39.1	62.2%
Other technologies	—	—	—
Total	329.4	557.3	69.2%

Wind. Revenues in the wind segment increased by 69.7%, from €305.3 million in the year ended December 31, 2004 to €518.2 million in the year ended December 31, 2005. The increase in wind revenues was primarily due to a 64.1% increase in wind revenues in Spain from €305.3 million in 2004 to €501.1 million in 2005. We also recognized wind revenue of €17.1 million in the Rest of the World for the first time in 2005.

Wind revenue by geography

The table below sets out our wind revenues by geographical segment for the years ended December 31, 2004 and December 31, 2005.

	For the year ended December 31,		
	2004	2005	% change
	(€ in millions)		
Wind revenue			
Spain	305.3	501.1	64.1%
International	—	17.1	—
United States	—	—	—
United Kingdom	—	—	—
Rest of the World	—	17.1	—
Total	305.3	518.2	69.7%

The table below sets forth our electricity production from wind energy in GWh by geographical segment for the years ended December 31, 2004 and 2005.

	During the year ended December 31,		
	2004	2005	% change
	(in GWh)		
Wind electricity production			
Spain	4,846	6,240	28.8%
International	—	232	—
United States	—	—	—
United Kingdom	—	—	—
Rest of the World	—	232	—
Total	4,846	6,471	33.5%

The table below sets forth our average prices in € per MWh of wind energy by business and geographical wind segment for the years ended December 31, 2004 and 2005.

	For the year ended December 31,		
	2004	2005	% change
	(€ per MWh)		
Average Wind electricity prices			
Spain	63.0	80.3	27.5%
International	—	74.0	—
United States	—	—	—
United Kingdom	—	—	—
Rest of the World	—	74.0	—
Total	63.0	80.1	27.1%

Spain. Spain represented 100% and 96.7% of our wind revenues in the years ended December 31, 2004 and 2005, respectively. Wind revenues in Spain increased by €195.8 million or 64.1% from €305.3 million in the year ended December 31, 2004 to €501.1 million in the year ended December 31, 2005. Of the increase, €83.8 million was due to higher wind energy electricity prices in Spain. The average price for wind generated electricity in Spain in 2005 was €80.30 per MWh, an increase of 27.5% from €63.00 per MWh in 2004. Wind market prices were consequently on average 3.1% and 37.8% higher compared to the fixed tariff prices at December 31, 2004 and 2005, respectively, and we shifted approximately half of our wind facilities from the regulated tariff into market pricing in order to benefit from higher wind electricity prices in the market. The price effect is calculated as a difference between prices of the corresponding month in the previous period minus the price of the actual monthly period, multiplied by the production of the actual monthly period. This effect is calculated monthly per wind farm until the end of the period when considered and totaled.

In addition, €111.9 million of the increase in wind revenues in Spain was due to a 28.8% increase in the production of wind energy in Spain from 4,846 GWh produced in 2004 to 6,240 GWh produced in 2005. The increase in production in Spain was due to a 12.7% increase in installed wind capacity in Spain from 2,891 MW at December 31, 2004 to 3,258 MW at December 31, 2005. The production effect is calculated as a difference between the production of the corresponding month in the previous period minus the production of the actual monthly period, multiplied by the price of the corresponding month in the previous period. This effect is calculated monthly per wind farm until the end of the period when considered and totaled.

International. Wind revenues generated outside of Spain totaled €17.1 million in the year ended December 31, 2005 generated in Greece and Portugal. This was primarily due to the full consolidation of our Greek subsidiary C. Rokas, S.A. in the last quarter in 2005. We produced 232 GWh of electricity outside of Spain in 2005. We did not generate any international wind revenues in 2004.

Mini-hydro. Revenues in the mini-hydro segment increased by €15.0 million or 62.2% from €24.1 million in the year ended December 31, 2004 to €39.1 million in the year ended December 31, 2005. This increase was due to higher average electricity prices, which generated €12.2 million in additional mini-hydro revenues. The average price for mini-hydro in Spain in 2004 was €42.59 per MWh compared to €66.63 per MWh in 2005, due to higher market prices. The increase in average prices was due to an increase in market prices which affected the remuneration of all of our installations in the ordinary regime and almost all of our installations under the special regime, as we have opted to be sold under the market tariff. In 2005, there was a 3.5% increase in the production of mini-hydro energy from 566 GWh produced in 2004 to 586 GWh produced in 2005 due to heavy rainfall in 2005, which contributed €2.7 million to our increase in revenues.

Other technologies. No revenues were generated in other our renewable energy technologies in 2004 or 2005.

Staff costs

Staff costs increased by 64.4% from €13.2 million (4.0% of revenues) in the year ended December 31, 2004 to €21.7 million (3.9% of revenues) in 2005, as a result of the average number of employees having increased from 236 to 376, although as a percentage of revenue staff costs remained substantially consistent from 2004 to 2005. The tables below set forth our staff costs and average number of employees by business and geographical wind segments as of and for the years ended December 31, 2004 and 2005:

	For the year ended December 31,			Average number of employees as of December 31,	
	2004	2005	% change	2004	2005
	(€ in millions)				
Staff costs					
Total Wind	6.8	9.4	38.0%	146	251
Spain	6.8	8.5	25.0%	146	213
International	0	0.9	—	0	38
Mini-hydro	3.3	3.1	(6.1)%	56	59
Other technologies	0	2.4	—	1	30
Overhead	3.1	6.8	119.4%	33	36
Total Staff costs	13.2	21.7	64.4%	236	376

Staff costs increased in the year ended December 31, 2005 by 64.4% compared to the year ended December 31, 2004, in part due to an increase in staff costs in the wind segment of 38.0%. The increase in staff costs in the wind segment was due in part to a 43.2% increase in the number of employees in Spain as part of our platform for future growth. We started to incur staff costs internationally for the first time in the year 2005 due to the commencement of our wind electricity operations in Poland, Germany and Greece where we started to fully consolidate the staff costs of C. Rokas, S.A. during the fourth quarter of 2005. Staff costs related to mini-hydro decreased by 6.1% in the year ended December 31, 2005 compared to 2004. Staff costs in overhead increased by 119.4% as a result of increased staff to implement our international expansion.

Capitalized staff costs

Capitalized staff costs increased by 46.2% from €3.9 million (1.2% of revenues) in the year ended December 31, 2004 to €5.7 million (1.0% of revenues) in 2005. This was primarily due to an increase in direct staff that are involved in the development of wind farms.

Outside services

Outside services increased by 12.7% from €68.7 million (20.8% of revenues) in the year ended December 31, 2004 to €77.4 million (13.9% of revenues) in 2005, although outside services decreased as a percentage of revenue from 2004 to 2005. The table below sets forth our outside services expenses by business and geographical wind segments (excluding overhead expenses) for the years ended December 31, 2004 and 2005:

	For the year ended December 31,		
	2004	2005	% change
	(€ in millions)		
Outside services			
Total Wind	55.5	61.6	11.0%
Spain	54.6	59.2	8.5%
International	0.9	2.3	155.6%
Mini-hydro	5.8	4.2	(27.6)%
Other technologies	1.3	0.2	(84.6)%
Overhead	6.1	11.5	88.5%
Total Outside services	68.7	77.5	12.7%

Outside services in the wind segment increased by 11.0% in the year ended December 31, 2005 compared to 2004, due primarily to an increase of €4.6 million in Spain and a €1.4 million increase in international. The increase in outside services in Spain in 2005 was principally due to an increase in installed capacity, and

resulting direct expenses of the operation of our renewable energy facilities (including operation and maintenance, land leases and development costs). Those increases were partially offset by a decrease of 21.1% in insurance expenses (€1.5 million) mainly due to a decrease in insurance premiums in our global insurance agreements as a result of renegotiation of certain terms and extending insurance coverage for the entire Iberdrola Renovables Group. Outside services in International increased significantly in 2005 compared to 2004 due to the full consolidation of C. Rokas, S.A. in Greece during the fourth quarter of 2005. Outside services in Overhead increased by 88.5% due to an increase in Iberdrola, S.A. support services received as a consequence of our expansion of business activities.

Other operating income

Other operating income decreased by 18.4% from €9.8 million (3.0% of revenues) in the year ended December 31, 2004 to €8.0 million (1.4% of revenues) in 2005. The decrease was due to greater margins in other operating income from construction activities of C. Rokas, S.A. in the year ended December 31, 2004. We fully consolidated C. Rokas, S.A. for the last quarter in the year ended December 31, 2005.

Taxes other than income tax

Taxes other than income tax increased by 169.8% from €5.3 million (1.6% of revenues) in the year ended December 31, 2004 to €14.3 million (2.6% of revenues) in 2005. The increase during the 2005 fiscal year arises from an €8.1 million provision for a potential negative ruling in an action brought by the tax authorities regarding electricity tax for the fiscal years ended December 31, 2000 to 2003. See "Business—Legal Matters."

EBITDA

EBITDA increased by 78.8% from €256.0 million (77.7% of revenues) in the year ended December 31, 2004 to €457.6 million (82.1% of revenues) in the year ended December 31, 2005 as discussed above. The table below sets forth our EBITDA and EBITDA margins by business and geographical wind segments for the years ended December 31, 2004 and 2005:

	For the year ended December 31,				
	2004		2005		
	EBITDA[1] (*€ in millions*)	EBITDA margin[2] (%)	EBITDA[1] (*€ in millions*)	EBITDA margin[2] (%)	% change EBITDA[1]
Total Wind	249.9	81.9%	440.7	85.0%	76.3%
Spain	250.8	82.1%	426.6	85.1%	70.1%
International	(0.9)	—	14.1	82.4%	—
Mini-hydro	16.6	68.9%	34.0	87.0%	104.9%
Other technologies	(1.4)	—	1.0	—	171.4%
Overhead	(9.2)	—	(18.1)	—	(96.7)%
Total	256.0	77.7%	457.6	82.1%	78.8%

(1) EBITDA represents earnings before interest, income taxes, depreciation and amortization. EBITDA is included because it is frequently used by certain investors, securities analysts and other interested parties in evaluating similar companies. However, because all companies do not calculate EBITDA identically, our presentation of EBITDA may not be comparable to similarly titled measures of other companies. EBITDA is not an item recognized under IFRS and should not be considered as an alternative to profit from operations, operating income or any other indicator of a company's operating performance required by IFRS. EBITDA should not in any way be compared to the operating income, net income or cash flow resulting from our activities nor should it be used as an indicator of our past or future profitability or liquidity.

(2) EBITDA margin is EBITDA divided by gross margin.

EBITDA increased due primarily to a 76.3% increase in EBITDA in the wind segment in the year ended December 31, 2005 compared to the year ended December 31, 2004, and mainly due to an increase in Spain of 70.1% in 2005.

EBITDA in Spain in the year ended December 31, 2005 was 96.8% of total EBITDA in the wind segment. EBITDA has changed for the reasons described above.

Depreciation and amortization charge

Depreciation and amortization charge increased by 38.2% from €108.5 million in the year ended December 31, 2004 to €149.9 million in 2005. This was primarily due to an increase in operating assets in 2005.

Result of companies accounted for using the equity method

Negative contribution from investments in associate companies was €5.0 million in the year ended December 31, 2004 compared to income from investments in associate companies of €36 thousand in the year ended December 31, 2005. This was due to the consolidation by equity method of the losses contributed by Enerbrasil in 2004, compared to the full consolidation of the losses of Enerbrasil in 2005.

Finance income

Finance income decreased by 46.3% from €8.2 million in the year ended December 31, 2004 to €4.4 million in 2005. This was primarily due to a decrease in capitalized finance costs for property, plant and equipment of 63.5%, from €5.2 million in 2004 to €1.9 million in 2005 as a result of the decrease in finance costs explained below.

Finance costs

Finance costs decreased by 22.6% from €88.8 million in the year ended December 31, 2004 to €68.8 million in 2005. Finance costs from debt financing for the year ended December 31, 2005 amounted to €61.2 million, €38.0 million of which corresponded to intercompany debt and €23.2 million to external debt, compared to €78.3 million for the year ended December 31, 2004, €27.7 million of which corresponded to intercompany debt and €50.6 million to external debt. This decrease in finance costs from debt financing was primarily due to a restructuring undertaken in 2004 of debt in companies we acquired from Gamesa Energía, S.A. ("Gamesa Energía") in 2003, during which time the majority of the project finance debt was replaced by intercompany financial debt with a lower interest rate and consequently, finance costs from intercompany debt increased. The decrease in finance costs from debt financing was partially offset by an increase in intercompany debt from €1,983.4 million to €2,270.9 million and an increase in external debt from €294.8 million to €371.5 million from December 31, 2004 to December 31, 2005. The increase in indebtedness was required to finance the increase in our installed capacity.

Additionally, finance costs included changes in the fair value of derivatives classified as non-hedging derivatives of €10.5 million in 2004 and €12.1 million in 2005. The fair value of non-hedging derivatives for interest rate swaps and currency swaps decreased by €1.6 million in 2005.

Income tax

Income tax expense increased by 283.8% from €23.5 million in the year ended December 31, 2004 to €90.2 million in 2005. This is equivalent to an effective tax rate of 38.0% in 2004 compared to 37.0% in 2005. The 38.0% effective tax rate in 2004 was mainly due to an error of €4.3 million in the process of harmonization to IFRS accounting principles. Without this error, the effective tax rate in 2004 would have been 31.0%. The 37.0% effective tax rate in 2005 was due to the correction of deductions for investments recognized in previous years for €5.2 million. Without this correction, the effective tax rate in 2005 would have been 34.9%.

Minority interests

Minority interests increased by 128.2% from €3.9 million in the year ended December 31, 2004 to €8.9 million in the year ended December 31, 2005. Minority interests in net income increased in 2005 due to a harmonization adjustment in depreciation conducted in 2004 and previous years for a subsidiary of the Iberdrola Renovables Group.

Net profit

Net profit for the year increased by 318.3% from €34.5 million in the year ended December 31, 2004 to €144.3 million in 2005.

Liquidity and Capital Resources

We have a general policy to finance our expansion and our ordinary business activities mainly through financing received from our parent company Iberdrola, S.A. through reciprocal current account debts. Iberdrola, S.A. continues to provide financing to us to allow us to adequately carry on our business activities and currently financing from Iberdrola, S.A. comprises 84.7% of our total indebtedness as of September 30, 2007. We had negative working capital at the years ended December 31, 2004, 2005, 2006 and at September 30, 2007, primarily due to classification as current borrowings of the reciprocal current account debts from Iberdrola, S.A. See "Related Party Transactions."

Cash Flow Statement data

The table below summarizes our cash flow for the years ended December 31, 2005 and 2006, and for the nine months ended September 30, 2006 and September 30, 2007. The 2004 cash flow information presented elsewhere in this offering memorandum is unaudited and was prepared by applying IFRS in effect at December 31, 2005 and is presented in the consolidated financial statements as of December 31, 2005 for comparative purposes only. Moreover, the cash flow statements presented in the financial statements for the year ended December 31, 2006 have been prepared following the new presentation format used by our parent company, Iberdrola, S.A. which is different than the cash flow old presentation format included in the consolidated financial statements in the year ended December 31, 2005. As a consequence, the line items for the 2004 and 2005 cash flow statements presented in the audited financial statements as of and for the year ended December 31, 2005 included elsewhere in this offering memorandum have not been reclassified to reflect the changes to the audited cash flow statements as of December 31, 2006, including the reclassified December 31, 2005 cash flow information set forth as comparative information in the audited consolidated financial statements as of December 31, 2006, which are as presented below. We have included a reconciliation of the line items between the new presentation format for the cash flow statements for the year ended December 31, 2006 and the old presentation format for cash flow statements for the year ended December 31, 2005, and we have included also the cash flow statements presented in the consolidated financial statements as of December 31, 2005 in the old presentation format, with 2004 cash flow information for comparative purposes only.

The main financing received from Iberdrola, S.A. is accounted for as short-term debt on our balance sheet and any changes in our financing from Iberdrola, S.A. affect our cash flow from operations.

	For the year ended December 31,		For the nine months ended September 30,	
	2005[1] (audited)	2006 (audited)	2006 (unaudited)	2007 (unaudited)
	(€ in millions)			
Cash flows from operating activities				
Profit for the year	153.2	200.4	154.1	55.5
Adjustments for:				
Depreciation and amortization expense and provisions	152.0	187.2	141.1	160.3
Net result of associates	—	—	—	0.6
Grants credited to income	(2.1)	(4.8)	(3.5)	(2.9)
Finance income and expense	64.4	68.6	44.3	108.5
Gains on disposal of non-current assets	0	(0.9)	—	—
Profit for the year adjusted	367.5	450.5	336.0	322.0
Change in working capital				
Change in trade and other receivables	(45.0)	74.4	26.8	(31.8)
Change in trade and other payables	392.3	401.8	71.6	731.3
Effect in working capital of changes in the consolidation method and/or scope	37.5	(238.9)	(114.1)	(268.2)
Effect in non-current trade and other payables	2.4	3.8	16.4	(28.6)
Income tax paid	(5.4)	(13.8)	(13.8)	(26.7)
Interest received	2.5	25.8	25.7	8.9
	751.8	703.5	348.6	706.9
Cash flows from investing activities				
Investment in intangible assets	(5.3)	(8.4)	(7.0)	(2.5)
Investment in property, plant and equipment	(617.3)	(644.1)	(375.6)	(609.0)
Investment in subsidiaries, net of cash and cash equivalents acquired	(97.9)	—	—	—
Purchase of other non-current financial assets	(13.3)	(38.3)	(26.8)	(11.1)
Change in working capital for current financial assets	(21.3)	(5.3)	1.5	(9.5)
Proceeds on disposal of non-financial assets	11.8	7.3	0.6	1.6
Proceeds on disposal of financial assets	3.0	—	—	14.3
	(740.2)	(688.8)	(407.3)	(616.2)

	For the year ended December 31,		For the nine months ended September 30,	
	2005[1] (audited)	2006 (audited)	2006 (unaudited)	2007 (unaudited)
	(€ in millions)			
Cash flows from financing activities				
Deferred income	30.8	32.3	22.2	6.5
Contributions to provisions	(0)	—	(1.7)	(0.5)
Change in working capital for current interest bearing loans and borrowings	54.7	29.9	(26.2)	29.0
Cash proceeds from borrowings	16.9	118.6	199.7	83.7
Interest paid or capitalized	(65.9)	(98.1)	(66.1)	(113.4)
Dividends paid	(14.3)	(35.9)	(36.0)	(97.1)
	22.2	46.8	91.9	(91.8)
Net increase/(decrease) in cash and cash equivalents	33.8	61.4	33.2	(1.1)
Cash and cash equivalents at the beginning of period	27.6	61.4	61.3	122.8
Cash and cash equivalents at the end of period	61.4	122.8	94.5	121.7

(1) The cash flow information in our audited consolidated financial statements as of December 31, 2005 differ from the cash flow information as of December 31, 2005 used as a comparative period in the audited consolidated financial statements as of December 31, 2006 due to a reclassification in 2006 of certain line items in order to follow the cash flow statement format of our the parent company, Iberdrola, S.A. Therefore, the cash flow information presented above does not reflect the cash flow statement in the audited consolidated financial statements as of December 31, 2005 presented elsewhere in this offering memorandum.

The cash flow statement as of December 31, 2005 in the old presentation format, with unaudited 2004 cash flow information for comparative purposes only, is presented below:

	For the year ended December 31,	
	2004 (unaudited)	2005 (audited)
	(€ in millions)	
Cash flows from operating activities		
Profit for the year	38.3	153.2
Adjustments for:		
Depreciation and amortization expense and provisions	108.5	149.9
Net result of associates	0	0
Gains on disposal of non-current assets	—	0.1
Restatement of non-current tax credits	—	5.2
Capitalized employee benefits and finance expenses	(9.2)	(7.6)
Income and expense recognized directly in reserves	14.0	2.5
Deferred tax	4.9	8.1
Change in working capital		
(Increase) in trade and other receivables	(88.6)	(63.9)
Increase in current trade and other payables	930.4	400.9
	998.3	648.4
Cash flows from investing activities		
Investment in intangible assets	(3.4)	(5.3)
Investment in property, plant and equipment	(623.5)	(609.7)
Investment in subsidiaries, net of cash and cash equivalents acquired	(58.7)	(97.9)
Purchase of other non-current financial assets	(14.4)	(13.3)
Derecognition of intangible assets	—	3.4
Derecognition of property, plant and equipment	(12.2)	8.8
Derecognition of non-current financial assets	—	3.0
Impact of changes in consolidation method and/or scope	(166.1)	40.4
Translation differences	0	(0.2)
	(878.3)	(670.7)

	For the year ended December 31,	
	2004 (unaudited)	2005 (audited)
	(€ in millions)	
Cash flows from financing activities		
Deferred income	8.1	30.8
Contributions to provisions	0	(0.1)
Cash proceeds from borrowings	508.6	16.9
Cash repayment or transfer of borrowings from non-current to current	(577.9)	(12.5)
Increases in and/or use of tax credits	(17.8)	1.9
Dividends paid	—	(14.3)
Change in working capital		
Change in working capital for current financial assets	16.1	(21.3)
Change in working capital for current interest bearing loans and borrowings	(65.0)	54.7
	(128.0)	56.1
Net increase in cash and cash equivalents	(8.0)	33.8
Cash and cash equivalents at January 1	35.6	27.6
Cash and cash equivalents at December 31	27.6	61.4

The reconciliation of the 2005 line items between the cash flow statement included in the consolidated financial statements as of December 31, 2005 (the "2005 version") and the consolidated financial statements as of December 31, 2006 (the "2006 version"), are as follows:

Cash flow reconciliation	*(€ in millions)*
Cash flows from operating activities (I) 2005 version	648.4
Finance income and expense (2006 version)	64.4
Effect in working capital of changes in the consolidation method and/or scope (2006 version)	37.5
Other	1.5
Cash flows from operating activities (I) 2006 version	751.8
Cash flows from investing activities (II) 2005 version	(670.7)
Impact of changes in consolidation method and/or scope (2005 version)	(40.4)
Change in working capital for current financial assets (2006 version)	(21.3)
Other	(7.8)
Cash flows from investing activities (II) 2006 version	(740.2)
Cash flows from financing activities (III) 2005 version	56.1
Interest paid or capitalized (2005 version)	(65.9)
Change in working capital for current financial assets (2005 version)	21.3
Other	10.7
Cash flows from financing activities (III) 2006 version	22.2

Cash flow from operating activities

Our discussion of cash flows from operating activities presents adjusted cash flow from operating activities, which excludes the changes in our intercompany debt from Iberdrola, S.A. and effects due to changes in consolidation method and/or scope and includes changes in trade and other payables adjusted to exclude intercompany debt from Iberdrola, S.A., as set forth in the table below.

	For the year ended December 31,		For the nine months ended September 30,	
	2005[1] (audited)	2006 (audited)	2006 (unaudited)	2007 (unaudited)
	(€ in millions)			
Cash flow from operating activities	751.8	703.6	348.6	706.9
Financing from Iberdrola, S.A.	(331.9)	(337.5)	(100.8)	(616.7)
Effect in working capital of changes in the consolidation method and/ or scope	(37.5)	238.9	114.1	268.2
Adjusted cash flow from operating activities	382.4	605.0	361.9	358.4
Change in trade and other payables excluding financing from Iberdrola, S.A.	60.4	64.3	(29.1)	114.6

Nine months ended September 30, 2007 and 2006

During the nine months ended September 30, 2007 we generated €706.9 million of cash flow from operations compared to €348.6 million for the nine months ended September 30, 2006, an increase of €358.3 million. If we exclude the effect of the financing from our parent company, Iberdrola, S.A., and the effect in working capital of changes in the consolidation method and/or scope, adjusted cash flow from operating activities was €358.4 million for the nine months ended September 30, 2007, compared to €361.9 million for the nine months ended September 30, 2006. This decrease was primarily a result of the following:

- a positive contribution of €114.6 million from changes in trade and other payables excluding financing from Iberdrola, S.A. for the nine months ended September 30, 2007 compared to a negative contribution of €29.1 million for the nine months ended September 30, 2006 due to an increase in trade payables of property plant and equipment.

This cash flow increase was offset, primarily, by:

- a decrease in profit from operations adjusted for the year from €322.0 in the nine months ended September 30, 2007 to €336.0 million in the nine months ended September 30, 2006;
- a negative contribution of €31.8 million from changes in trade and other receivables for the nine months ended September 30, 2007 compared to a positive contribution of €26.8 million for the nine months ended September 30, 2006 due to reduction in the trade receivables as a consequence of the decrease in revenues in 2007; and
- a negative contribution of €28.6 million from effect in non-current trade and other payables for the nine months ended September 30, 2007 compared to a positive effect of €16.4 million for the nine months ended September 30, 2006 due to reduction of net balances of tax liabilities and tax payables.

Years ended December 31, 2006 and 2005

During the year ended December 31, 2006 we generated €703.6 million of cash flow from operations compared to €751.8 million for the year ended December 31, 2005, a decrease of €48.2 million. If we exclude the effect of the changes in financing from our parent company, Iberdrola, S.A., and the effect in working capital of changes in the consolidation method and/or scope, adjusted cash flow from operating activities was €605.0 million in year ended December 31, 2006, compared to €382.4 million in the year ended December 31, 2005. This increase was primarily as a result of the following:

- a positive contribution of €64.3 million from changes in trade and other payables excluding financing from Iberdrola, S.A. for the year ended December 31, 2006 compared to a contribution of €60.4 million for the year ended December 31, 2005;
- an increase in profit for the year adjusted from €367.5 million in the year ended December 31, 2005 to €450.5 million in the year ended December 31, 2006; and
- a positive contribution of €74.4 million from changes in trade and other receivables for the year ended December 31, 2006 compared to a negative contribution of €45.0 million for the year ended December 31, 2005 due to a reduction in the trade receivables as a consequence of change of method in invoicing to OMEL, on a weekly basis (previously on a monthly basis), which has reduced the collection period.

The breakdown of the line item change in trade and other payables, to show the variation of the financing from our parent company, Iberdrola, S.A., is as follows:

	For the year ended December 31,		For the nine months ended September 30,	
	2005 *(audited)*	2006 *(audited)*	2006 *(unaudited)*	2007 *(unaudited)*
	(€ in millions)			
Change in trade and other payables				
External creditors	60.5	64.3	(29.1)	114.6
Financial debt of Iberdrola, S.A.	331.8	337.5	100.8	616.7
Total	392.3	401.8	71.6	731.3

Cash flow used in investing activities

Nine months ended September 30, 2007

We used €616.2 million of cash for investing activities for the nine months ended September 30, 2007, including €609.0 million of cash in investments in property plant and equipment primarily related to the

construction and installation of wind farms in Spain, the United States and the Rest of the World, and mini-hydro plants in Spain; €2.5 million of cash outflow for investments in intangible assets, mainly technical software; €11.1 million of cash outflow in net current and non-current financial investments due primarily to an increase in short-term cash deposits and term deposits; and offset by €14.3 million, primarily due to a decrease in prepayments made for future acquisitions of new companies and assets.

Nine months ended September 30, 2006

For the nine months ended September 30, 2006 we used €407.3 million of cash for investing activities, including €375.6 million of cash in investments in property plant and equipment primarily related to the construction and installation of wind farms in Spain and in the Rest of the World, and mini-hydro plants in Spain; €26.8 million of cash outflow in net current and non-current financial investments due primarily to an increase in short-term cash deposits and term deposits; and €7.0 million of cash outflow in investments in intangible assets, mainly rights for the use of electric lines and substations and also surface and transit rights.

Year ended December 31, 2006

We used €688.8 million of cash for investing activities in the year ended December 31, 2006, including €644.1 million of cash outflow for investments of property plant and equipment primarily related to the construction and installation of wind farms in Spain, the United States and the Rest of the World, and mini-hydro plants in Spain; €38.3 million of cash outflow in net current and non-current financial investments due mainly to an increase in term deposits; €8.4 million of cash outflow in investments in intangible assets due to increases in rights for the use of electric installations and technical software; and cash inflow from proceeds on disposal of non financial assets of €7.3 million as a result of the sale of certain assets (such as certain electricity lines or substations) to Red Eléctrica de España ("REE") to connect to the electricity grid.

Year ended December 31, 2005

We used €740.2 million of cash for investing activities in the year ended December 31, 2005, including €617.3 million of cash in investments of property plant and equipment primarily related to the construction and installation in construction of wind farms in Spain and in the Rest of the World, and mini-hydro plants in Spain; €97.9 million of cash investments in subsidiaries, net of cash and cash equivalents acquired for C. Rokas S.A. in 2005; €13.3 million of cash in investments in financial investments, current and non-current, primarily due to an increase in prepayments made for future acquisitions of new companies and assets; and €5.3 million of cash outflow in investments in intangible assets due to increases in rights for the use of electric installations and technical software. We also had cash inflow from proceeds on disposal of non financial assets of €11.8 million as a result of the sale of certain assets to REE to connect to the electricity grid.

Cash flow from financing activities

We include in our cash flow from financing activities the impact from long-term financing from our parent company, Iberdrola, S.A. which for the nine months ended September 30, 2007 amounted to €377.1 million.

Nine months ended September 30, 2007

Cash used in financing activities was €91.8 million in the nine months ended September 30, 2007, which was due primarily to a cash outflow of interest payments from current and non current debts of €113.4 million; a cash outflow of €97.1 million of paid dividends to our parent company, Iberdrola, S.A.; and affected by net a cash inflow due to new borrowings and repayment of debt amounting to €83.7 million for the construction of renewable energy facilities; and a cash inflow due to deferred income of €6.5 million related to grants received, mainly from our subsidiary Alogorachis S.A.

Nine months ended September 30, 2006

In the nine months ended September 30, 2006, we generated €91.9 million of cash flow from financing activities by cash inflow of new borrowings amounting to €199.7 million for construction of renewable energy facilities; a cash inflow included in deferred income of €22.2 million related to the payments received by various wind farm developers regarding the licensing of certain facilities for connection to the power grid, allowing for joint dispatch of the power generated; offset by a cash outflow from repayment of debt of €26.2 and interest payments by €66.1 million from current and non current debts; and a cash outflow of €36.0 million of paid dividends to our parent company, Iberdrola, S.A.

Year ended December 31, 2006

In the year ended December 31, 2006 we generated €46.8 million of cash from financing activities, due primarily to €118.6 million of a cash inflow by new borrowings for the construction of renewable energy facilities; a cash inflow by deferred income of €32.3 million related to the agreement between our subsidiary, Iberdrola Energías Renovables de Castilla La Mancha, S.A.U., and various wind farm developers, as mentioned above; a cash inflow of €29.9 million from our current interest bearing loans and borrowings; a cash outflow from interest payments of €98.1 million; and a cash outflow of €35.9 million of paid dividends to our parent company, Iberdrola, S.A.

Year ended December 31, 2005

In the year ended December 31, 2005 we generated €22.2 million of cash from financing activities, due primarily to cash inflow of €16.9 million from new borrowings for the construction of renewable energy facilities; a cash inflow included in deferred income of €30.8 million related to payments received by wind farm developers; a cash inflow of €54.7 million from payment receivables; a cash outflow of interest payments of €65.9 million from current and non current debts; and a cash outflow of €14.3 million of paid dividends to our parent company, Iberdrola, S.A.

Cash and funding sources

To date, we have financed our operations primarily through working capital and financing received from Iberdrola, S.A. and lending institutions.

Working capital

We had negative working capital as at December 31, 2004, 2005 and 2006 and as at September 30, 2007 primarily due to classification of the reciprocal current account debt with Iberdrola, S.A. as short-term debt. The following table, which has been derived from the relevant financial statements included elsewhere in this offering memorandum, sets forth balances comprising our working capital at December 31, 2004, 2005 and 2006 and as at September 30, 2007:

	As of December 31,			As of September 30,
	2004(1) *(unaudited)*	2005 *(audited)*	2006 *(audited)*	2007 *(unaudited)*
		(€ in millions)		
Trade receivables and other current accounts receivable	205.7	293.2	145.0	132.7
Current financial assets(2)	12.1	33.4	38.7	48.3
Public authorities	125.0	101.4	145.0	161.9
Cash and cash equivalents	27.6	61.4	122.8	121.6
Total current assets	370.4	489.4	451.5	464.5
Provisions	(0.2)	(8.8)	(2.3)	(1.7)
Financial debt	(24.3)	(79.1)	(109.0)	(142.1)
Trade accounts payable and other accounts payable	(1,978.9)	(2,371.2)	(2,724.6)	(3,402.6)
Trade creditors	(28.9)	(123.2)	(173.4)	(157.9)
Debt to public authorities	(34.8)	(76.9)	(64.0)	(52.7)
Iberdrola, S.A. financial debt(3)	(1,517.4)	(1,849.3)	(2,186.7)	(2,803.4)
Iberdrola, S.A. Group and related parties non-financial debt	(366.5)	(280.0)	(217.4)	(244.5)
Other accounts payable	(31.3)	(41.8)	(83.2)	(144.1)
Total current liabilities	(2,003.4)	(2,459.1)	(2,836.1)	(3,546.4)
Net working capital	(1,633.0)	(1,969.7)	(2,384.6)	(3,081.9)
Adjusted working capital(4)	(118.7)	(93.9)	(209.3)	(256.3)

(1) We prepared the December 31, 2004 balance sheet by applying IFRS in effect at December 31, 2005. Financial information for the year ended December 31, 2004 is presented for comparative purposes only and is not audited.

(2) Current financial assets include mainly time deposits paying market interest rates and reserves in respect of syndicated loans taken out by the Iberdrola Renovables Group.

(3) Iberdrola, S.A. financial debt represents the intragroup financial indebtedness to Iberdrola, S.A., which is classified as current debt. See "—Indebtedness."

(4) We have adjusted net working capital to exclude indebtedness to our parent company, Iberdrola, S.A., cash and cash equivalents, provisions and financial debt. Adjusted working capital is a non-GAAP measure, is not an item recognized under IFRS and should not be considered as any indicator of a company's operating performance required by IFRS. Adjusted working capital should not in any way be compared to the operating income, net income or cash flow resulting from our activities nor should it be used as an indicator of our past or future profitability or liquidity.

We had negative adjusted working capital of €(256.3) million as of September 30, 2007. The decrease in adjusted working capital compared to the negative adjusted working capital of €(209.3) million as of December 31, 2006 resulted primarily from an increase in Iberdrola, S.A. Group accounts payable and other current accounts payable from suppliers of machinery, as a consequence of growth in our investment activity.

Our adjusted working capital position as at December 31, 2006 was €(209.3) million, a decrease of €126.9 million compared to €(93.9) million as of December 31, 2005. The decrease was primarily due to:

- a decrease in trade receivables and other current accounts receivable from €293.2 million as of December 31, 2005 to €145.0 million as of December 31, 2006, due to the change of method in invoicing to OMEL, on a weekly basis (previously on a monthly basis), which has reduced the collection period; and
- an increase in trade creditors from €123.2 million as of December 31, 2005 to €173.4 million as of December 31, 2006 and in other accounts payable from €41.8 million to €83.2 million attributable to the growth in our investment activity from the increased development and construction of wind farms.

Our adjusted working capital position as of December 31, 2005 was €(93.9) million, an increase of €24.8 million in adjusted working capital as compared to adjusted working capital position as of December 31, 2004 of €(118.7) million. This increase was primarily due to:

- an increase in trade receivables and other current accounts receivable of €87.5 million from the Iberdrola, S.A. Group, related parties and others; and
- a decrease of the Iberdrola, S.A. Group and related parties' non-financial debt.

The increase in working capital due to the above mentioned factors was partially offset by an increase of trade creditors due to the expansion of our development and construction of wind farms in Spain.

Indebtedness

The following table summarizes our indebtedness as of December 31, 2004, 2005 and 2006 and as of September 30, 2007, in accordance with IFRS:

	As of December 31,			As of September 30,
	2004[1] *(unaudited)*	2005 *(audited)*	2006 *(audited)*	2007 *(unaudited)*
		(€ in millions)		
Current financial investment	(27.6)	(61.3)	(122.8)	(121.6)
Cash and equivalents	(27.6)	(61.3)	(68.5)	(51.7)
Deposits short-term	—	—	(54.3)	(69.9)
Iberdrola, S.A. debt	1,983.4	2,270.9	2,565.6	3,180.5
Current	1,517.4	1,849.3	2,186.7	2,803.4
Non-Current	466.0	421.6	378.9	377.1
Bank loans and derivatives[2]	373.4	445.0	589.9	696.3
Current	24.3	79.0	107.7	136.4
Non-Current	349.1	366.0	482.2	559.9
Total Net indebtedness current	1,514.1	1,867.0	2,171.6	2,818.1
Total Net indebtedness non-current	815.1	787.6	861.1	937.0
Total Net indebtedness	2,329.2	2,654.6	3,032.7	3,755.1

(1) We prepared the December 31, 2004 balance sheet by applying IFRS in effect at December 31, 2005. Financial information for the year ended December 31, 2004 is presented for comparative purposes only and is not audited.

(2) For a further description of derivatives, see "—Quantitative and Qualitative Disclosures about Market Risk—Financial Instruments."

Historically, Iberdrola, S.A., has directly funded our expansion and ordinary business activities principally through reciprocal current accounts with us and each of our subsidiaries, which were established pursuant to current account agreements for an indefinite term. The outstanding balances of these current accounts are payable at any time, upon termination of the agreement with fifteen days' notice. Iberdrola, S.A. debt was classified as current borrowings in our balance sheet as there was no maturity date for repayment. It is anticipated that the current account agreements will be terminated and the aggregate principal and accrued interest outstanding and

owed to Iberdrola, S.A. under such agreements will be transferred on December 10, 2007 to three new current account agreements entered into between us and Iberdrola, S.A. (the "New Current Account Agreements") denominated in each of euro, U.S. dollar and sterling. As of September 30, 2007, the aggregate principal and interest outstanding under the current account agreements was €2,803.4 million. Additionally, our subsidiary Iberdrola Energías Renovables de Castilla La Mancha, S.A.U. received funding pursuant to a long-term financing agreement with Iberdrola, S.A. which matures in 2012 (the "Castilla La Mancha Loan"). As of September 30, 2007, the principal and interest outstanding under the Castilla La Mancha Loan was €377.1 million. It is anticipated that the Castilla La Mancha Loan will be assigned to Iberdrola Renovables. We expect that amounts borrowed from Iberdrola, S.A. in 2008 under the New Current Account Agreement will be refinanced quarterly and transferred to a long-term loan agreement with Iberdrola, S.A. See "Related Parties—Iberdrola, S.A.—Financing Agreements."

The balances of loans and similar liabilities are shown at the nominal amount of the debt net of debt documentation expenses. Bank Loans increased in 2005 primarily as a result of the acquisition and related financing of the C. Rokas, S.A. group. Bank Loans increased in 2006 primarily as a result of increased investment in our subsidiaries Biovent Energía, S.A. and Molinos de la Rioja, S.A.

The majority of our debt agreements with third parties include standard clauses regarding the maintenance of certain financial ratios and a requirement to pledge all shares in the projects to creditors. Outstanding third party debt containing these requirements amounted to approximately €480.0 million and €419.0 million as of December 31, 2006 and as of September 30, 2007, respectively. During 2006, certain financing was obtained in foreign currency, in particular U.S. dollars, and is stated in euros at the year-end exchange rates calculated at the prevailing rates. The outstanding balances of these loans in euros at December 31, 2005 and 2006 were €0 and €54.2 million, respectively. Of the loans outstanding at December 31, 2006, €307.1 million was at fixed interest rates, €234.9 million was at floating interest rates and €48.5 million was at capped interest rates. The debt outstanding as of December 31, 2004, 2005 and 2006 accrued an average annual weighted interest of 4.12%, 3.06% and 3.86% respectively.

As of December 31, 2006 we had €443.3 million of undrawn lines of credit facilities maturing between 2006 and 2016. Of this amount, €51.0 million was related to credit lines denominated in Brazilian reais to fund investments in Brazil. As of September 30, 2007, we had €257.7 million of undrawn lines of credit facilities maturing between 2007 and 2016. See "—Contractual Obligations" below for details on the maturity of our bank loans.

Off-balance sheet items

As of December 31, 2004, 2005, 2006 and as of September 30, 2007, we had granted guarantees in the amounts of €33.2 million, €53.9 million, €213.4 million and €264.1 million, respectively, primarily to public agencies, land owners and suppliers to satisfy certain of our subsidiaries' contractual guarantee obligations. The majority of these guarantees are counter-guaranteed by Iberdrola, S.A. through letter of credit lines. We anticipate that going forward Iberdrola, S.A. will no longer counter-guarantee our obligations and we intend to replace letter of credit lines currently supported by Iberdrola, S.A. with letter of credit lines under which we will act as guarantor.

The majority of debt agreements with third parties in project finance include standard clauses regarding satisfaction of certain financial ratios and the requirement to pledge all shares in the projects to the creditors.

Contractual obligations

The table below sets forth, as of September 30, 2007, our contractual obligations based upon the period in which payments are due:

Contractual obligations	Less than 1 year	1-3 years	3-5 years	5 years and more	Total
			(€ in millions)		
Bank loans	134.1	176.0	170.7	203.1	683.9
Iberdrola, S.A. financing(1)	2,803.4	133.1	244.0	0	3,180.5
Finance Leases(2)	3.8	7.7	2.0	5.0	18.5
Total	2,941.3	316.8	416.7	208.1	3,882.9

(1) The purpose of the Offering is to facilitate the financing of our development plans. We intend to use the proceeds of the Offering to repay substantially all of our indebtedness we owe to Iberdrola, S.A. See "Use of Proceeds." We have also entered into New Current Account Agreements dated November 2, 2007 and a long-term financing agreement with Iberdrola, S.A. dated November 20, 2007. See "Related Party Transactions."

(2) Finance leases include any lease amounts outstanding on wind farms or mini-hydro facilities.

Investments

As at December 31, 2004, 2005, 2006 and at September 30, 2007, we had investment commitments to acquire tangible fixed assets in an amount of €263.5 million, €990.6 million, €107.6 million and €1,084.1 million, respectively.

Investments in property, plant and equipment

The table below presents the investments made on a business segment basis and a geographical basis of the wind segment as of each of the years ended December 31, 2004, 2005 and 2006 and at September 30, 2007:

	Investment								New installed renewable energy			
	As of December 31,						As of September 30,		As of December 31,			As of September 30,
	2004	% (1)	2005	% (1)	2006	% (1)	2007	% (1)	2004	2005	2006	2007
	(€ in millions, except percentages)								(in MW)			
Wind	790.9	94.4%	612.1	97.7%	823.1	96.9%	827.1	98.1%	910	603	607	534
Spain	758.4	90.5%	467.1	74.5%	411.3	48.4%	393.3	46.6%	910	367	403	373
United States(2)	—	—	—	—	123.4	14.5%	102.8	12.2%	—	—	26	28
United Kingdom	—	—	—	—	5.8	0.7%	2.2	0.3%	—	—	—	—
Rest of the World(3)(4)	32.5	3.9%	145.0	23.1%	282.6	33.3%	328.8	39.0%	—	236	178	133
Mini-hydro	47.2	5.6%	14.6	2.3%	14.3	1.7%	3.4	0.4%	39	1	17	9
Other renewable technologies	—	—	—	—	12.3	1.4%	12.8	1.5%	—	0.3	—	—
Total renewable	838.1	100.0%	626.8	100.0%	849.7	100.0%	843.3	100.0%	949	605	624	543

(1) Percentage of total renewable.

(2) Includes transactions for the acquisition of Community Energy, Inc. and MREC Partners in the United States in 2006.

(3) Includes transactions for the construction and acquisition of several wind farms projects in Portugal, France, Poland, Germany and Brazil, and for the increase in investment in 2006, primarily the acquisition of Perfect Wind in France.

(4) Includes transactions for the acquisition of the 21.0% of the share capital of C. Rokas, S.A. in Greece in 2004, an additional 28.9% of the share capital of C. Rokas, S.A. in 2005.

Our investments on a yearly basis do not necessarily correlate with the increase in MW capacity installed for that year because the particular year or period in which an investment is made may differ from the year or period in which the investment is concluded or the actual MW capacity is installed due to the timing of financing requirements, versus actual completion of construction.

During the nine months ended September 30, 2007, we installed 382 MW in Spain, the majority of which was related to wind farms (373 MW) and the remainder (9 MW) related to mini-hydro facilities.

During the year ended December 31, 2006, we installed 368 MW in Spain, the majority of which was related to wind farms (404 MW) and the remainder (17 MW) related to mini-hydro facilities. We also expanded our business and began operations in Germany (34 MW), Poland (41 MW) and the United States (26 MW) among other countries.

During the year ended December 31, 2005, we installed an additional 368 MW in Spain, the majority of which was related to wind farms (367 MW), with the remainder (1 MW) related to mini-hydro plants. We also installed 0.3 MW of photovoltaic energy during 2005. We further expanded our activities by acquiring an additional 28.9% of the share capital of C. Rokas, S.A. and began consolidating C. Rokas, S.A. during the fourth quarter of 2005. Moreover, we expanded our business and began operations in France (20 MW), Portugal (18 MW) and Brazil (6 MW).

During the year ended December 31, 2004, we installed 949 MW in Spain, the majority of which related to wind farms (910 MW), with the remainder (39 MW) related to mini-hydro plants. During 2004, we expanded our business to Greece by acquiring 21.0% of the share capital of the Greek company, of C. Rokas, S.A.

Quantitative and Qualitative Disclosures about Market Risk

Interest rate risk management

Our borrowings are exposed to changes in interest margins as well as changes in interest rates, which may affect our results. Additionally, several of our balance sheet items and the associated financial derivatives bear interest at fixed rates and are therefore exposed to the risk of fluctuations in fair value as a result of changes in market interest rates. We are also exposed to fluctuation in interest rates affecting cash flows in respect of items in the balance sheet and derivatives that bear interest at floating rates.

We seek to mitigate this risk by managing the ratio of fixed to floating rate debt based on an analysis of market circumstances, by refinancing and making use of interest rate derivatives, while remaining within our approved risk limits. Our board of directors approved in November 2004 and adopted the General Risk Policy of the Iberdrola, S.A. Group. Under this policy, we undertake to ensure that all significant business and economic risks are adequately identified, measured, managed and controlled, applying certain risk guidelines adopted by the board of directors. Risk guidelines include, among others: (i) separation, at the operating level, of functions between the risk-taking areas and the areas responsible for analyzing, controlling and supervising the risks; (ii) correct use of financial risk hedging instruments and their recognition in accordance with the applicable accounting and financial standards; (iii) transparency in reporting on our risks and the functioning of the systems developed to control them; (iv) development of a risk-opportunity control and management culture within our management; (v) coordination with general policy of all the specific risk-related policies that have to be implemented; (vi) compliance with current regulations and legislation in relation to risk control, management and oversight, among other guidelines.

In order to implement this policy, we have developed the Integral Risk Control and Management System which outlines the definition, separation and assignment of functions and responsibilities, and of the required procedures, methodologies and support tools. The system is based on a risk policy and limit structure that guarantees controlled management of the risks by the businesses, the monitoring and control of the risks in the income statement and the analysis and control of risks related to new investments.

Foreign exchange risk management

We are present in nineteen countries around the world and report our consolidated financial statements in euro. As a result, our results of operations are affected by exchange rate fluctuations between the euro and other currencies, in particular the U.S. dollar and sterling. Our foreign exchange risk consists of both currency translation risk and currency transaction risk. Currency transaction risk arises because the assets and liabilities and the profit and loss of each of our operating subsidiaries reports in the operating currency of the jurisdiction in which it primarily operates. These amounts, if not reported in euro, are then translated into euro for inclusion in our consolidated financial statements at the prevailing rates at such time of translation. The translation of these amounts can impact our financial results from period to period and affect their comparability. Currency transaction risk arises as a result of a mismatch of the currencies in which revenues and costs are denominated. In 2006, approximately 1% of our sales and 3.7% of our operating expenses (excluding amortization of goodwill and trademarks) were denominated in currencies other than the euro. After the Acquisition we will likely have increased exposure to foreign currencies as a result of our expansion in the United States and United Kingdom.

Financial instruments

We use financial instruments to hedge financial exposures arising from financing of business operations and liquidity management. Our finance policy states which instruments may be used. The external derivative instruments that are used are forward currency agreements and currency swaps to hedge currency risks and interest rate swaps and forward rate agreements to hedge interest rate risks.

The following table presents the value of derivative financial instruments at December 31, 2006, 2005 and 2004 (in thousand euros):

	As of December 31,				As of December 31,				As of September 30,		As of September 30,	
	Liabilities 2004		Liabilities 2005		Asset 2006		Liabilities 2006		Assets 2007		Liabilities 2007	
	Current	Non-Current	Current	Non-Current	Current	Non-Current	Current	Non-Current	Current	Non-Current	Current	Non-Current
	(€ in thousands)											
Interest rate hedges:												
Cash flow hedges												
Interest swap	—	(13,954)	(862)	(11,085)	—	1,829	(69)	(2,190)	—	4,811	(6)	(497)
Collar	—	—	—	(1,350)	—	—	—	(149)	—	18	—	(33)
Foreign exchange hedges:												
Fair value hedges												
Interest rate swap												(260)
Currency swap	—	—	219	—	—	—	—	—	—	—	—	—
Foreign exchange hedge (USD)	—	—	—	—	1,318	—	(56)	—	5,693	—	—	—
Non-hedging derivatives:												
Interest rate derivative												
Interest rate swap	—	(64,665)	—	(60,425)	—	600	—	(65)	—	577	—	—
Total	—	(78,619)	(643)	(72,860)	1,318	2,429	(125)	(2,404)	5,693	5,406	(6)	(790)

Following the Acquisition, we will recognize a significant number of derivative contracts that will have a considerable impact on our financial income. For further discussion on the SP US Assets derivative financial instruments, see "—Factors Affecting our Future Results of Operations" and "SPHI Discussion and Analysis of Financial Condition and Results of Operations."

We have adopted certain risk policies that apply certain limits on interest rate risk to mitigate such risks, such as by managing a ratio of fixed to floating rate debt and refinancing and using interest rate derivatives. Our debt at fixed interest rates, including financial derivatives which are exposed to the fluctuations in fair value as a result of changes in market interest rates, was €203.7 million in 2004, €285.8 million in 2005, €307.1 million at December 31, 2006 and €256.6 million at September 30, 2007. Our debt at floating interest rates, including financial derivatives, was €47.3 million at December 31, 2004, €56.6 million at December 31, 2005, €234.9 million at December 31, 2006 and €423.3 million at September 30, 2007. As a result, we are exposed to fluctuations in interest rates and any increase in interest rates could lead to significant increases in interest expense and would impact our results of operations.

Liquidity risk management

We maintain a liquidity reserve consisting of our current account agreements with Iberdrola, S.A for €1.5 billion and a long-term credit facility up to €2.0 billion to cover all our potential funding needs. See "Related Party Transactions—Iberdrola, S.A.—Financing Agreements." Our parent company manages a cash pool in our major currencies (euro, U.S. dollar and sterling) to centralize cash management efficiently and reduce external borrowing. As of September 30, 2007, our liquidity reserve (consisting of our current account agreement with Iberdrola, S.A.) covered all the potential funding needs.

Outlook

Our aim is to grow by installing approximately 2,000 MW of renewable capacity per year in order to reach 13,600 MW of installed renewable capacity by 2010. There can be no assurance that we will meet our target and in the anticipated timeframe. We believe that our current pipeline of 41,266 MW on a pro forma basis as of September 30, 2007, including the composition of the pipeline categories, provides strong visibility to reach our targets.

Certain statements under this section "Outlook" are forward-looking statements. These forward-looking statements are not guarantees of future financial performance and our actual results could differ materially from those expressed or implied by these forward-looking statements as a result of many factors, including but not limited to hose described under "Forward-Looking Statements" and "Risk Factors." Investors are urged not to place undue reliance on any of the statements set forth above.

SPHI DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

We encourage you to read the following discussion in conjunction with the audited consolidated financial statements of ScottishPower Holding, Inc. ("SPHI") as of and for the years ended March 31, 2007 and 2006 and the related notes thereto included elsewhere in this offering memorandum, which were prepared in accordance with U.S. GAAP.

For this section, the term "SPHI" shall mean SPHI and its subsidiaries. See "Presentation of Financial and Other Information."

Effective October 3, 2007, SPHI has become part of Iberdrola Renovables. SPHI represented approximately 29.6% and 29.9% of the pro forma gross margin and 29.9% and 27.0% of the pro forma EBITDA, respectively of the Iberdrola Renovables Group including the pro forma adjustments and harmonization under IFRS for the year ended December 31, 2006 and for the nine months ended September 30, 2007. See "Acquisition and Unaudited Pro Forma Financial Information."

Installed capacity is presented on a consolidated basis, including 50% of joint ventures, all of the capacity of wind farms included in the Aeolus institutional investment structures and 606 MW of installed wind capacity under PPAs with FPL Energy, Inc. ("606 MW FPL PPAs"), but excluding historical build-to-sell installed capacity.

The discussion below is based on U.S. GAAP as implemented by SPHI. In future financial periods (effective as of October 3, 2007) the financial condition and results of operations of SPHI will be consolidated with those of Iberdrola Renovables and its consolidated subsidiaries which are reported under IFRS, and future accounting decisions will be made by Iberdrola Renovables, which may differ from SPHI's historical accounting policies. As a result, SPHI's financial year will end on December 31 and SPHI will report under IFRS, which may have a significant impact on reported results. You should consult your own accounting advisers for an understanding of the differences between IFRS and U.S. GAAP and how those differences affect the financial statements and other financial information presented in this offering memorandum. See "Risk Factors—This offering memorandum includes financial statements prepared in euro, dollar and sterling under IFRS, U.S. GAAP and U.K. GAAP respectively, and a discussion of our results of operations under IFRS, U.S. GAAP AND U.K. GAAP respectively, which differ in certain material respects." The translation of SPHI's U.S. GAAP financial statements into IFRS and the implementation of accounting principles by the management of Iberdrola Renovables may have a significant impact on reported results in future years. See "—Key Accounting Policies." The discussion and comparison of SPHI's results for the years ended March 31, 2006 and 2007 is provided below for information purposes only. As a result of the factors described above and other factors described below under "—Factors Affecting SPHI Results of Operations," SPHI's results for the years ended March 31, 2006 and 2007 should not be considered indicative of future revenues, operating results or net income and you are advised not to place undue reliance on this discussion.

For this section "gross margin" reflects our actual gross margin. "Adjusted gross margin" reflects gross margin with certain operations and maintenance ("O&M") costs reclassified as energy costs and revenues, as applicable. "Adjusted gross margin (accrual earnings)" reflects adjusted gross margin further adjusted to exclude the impact of mark-to-market accounting of derivative contracts.

"EBITDA" has not been adjusted as a result of certain O&M costs reclassified as energy costs and revenues, as these reclassifications have had no impact on actual EBITDA. "Adjusted EBITDA" as used in this section is EBITDA adjusted by impairments and excluding corporate allocations. "Adjusted EBITDA (accrual earnings)" is adjusted EBITDA further adjusted to exclude the impact of mark-to-market accounting of derivative contracts.

The following discussion includes forward-looking statements which, although based on assumptions that SPHI considers reasonable, are subject to risks and uncertainties which could cause actual events or conditions to differ materially from those expressed or implied by the forward-looking statements. For a discussion of some of those risks and uncertainties please refer to the sections entitled "Forward-Looking Statements" and "Risk Factors."

Overview

SPHI has a diversified portfolio of projects and experience in wind power generation, natural gas storage, energy management services and thermal power generation. The table below sets forth the adjusted gross margin, adjusted gross margin (accrual earnings), adjusted EBITDA and adjusted EBITDA (accrual earnings) for the year ended March 31, 2007 for each of our business segments.

	For the year ended March 31, 2007					
	Adjusted gross margin *(unaudited)*	Adjusted gross margin (accrual earnings) *(unaudited)*	% of Total	Adjusted EBITDA *(unaudited)*	Adjusted EBITDA (accrual earnings) *(unaudited)*	% of Total
	($ in millions, except percentages)					
Wind	168.4	163.6	38.9%	130.8	126.0	39.0%
Gas[1]	63.5	63.5	15.1%	33.0	33.0	10.2%
Energy management	93.0	101.9	24.3%	84.8	93.7	29.0%
Thermal generation	33.7	86.1	20.5%	27.1	79.5	24.6%
Other	5.0	5.0	1.2%	(9.5)	(9.5)	(2.9)%
Total	363.6	420.1	100.0%	266.2	322.7	100.0%

(1) Enstor business segment.

As of March 31, 2007, SPHI had 1,666 MW of installed wind capacity in the United States which generated 4,251 GWh of wind energy during the year ended March 31, 2007. Wind energy generation accounted for 38.9% of SPHI's adjusted gross margin (accrual earnings) and 39.0% of adjusted EBITDA (accrual earnings) as of and for the year ended March 31, 2007.

As of March 31, 2007, SPHI had 0.76 bcm of owned working gas storage capacity in the United States. Enstor accounted for 15.1% of SPHI's adjusted gross margin (accrual earnings) and 10.2% of adjusted EBITDA (accrual earnings) as of and for the year ended March 31, 2007.

As of March 31, 2007, SPHI's energy management activities accounted for 24.3% of SPHI's adjusted gross margin (accrual earnings) (of which 3.2% of gross margin is power and 21.1% is gas) and 29.0% of adjusted EBITDA (accrual earnings).

As of March 31, 2007, SPHI had 537 MW of thermal energy capacity in the United States (including 237 MW purchased under PPAs with third parties). Thermal generation activities accounted for 20.5% of SPHI's adjusted gross margin (accrual earnings) and 24.6% of adjusted EBITDA (accrual earnings) as of and for the year ended March 31, 2007.

Other business includes the residual operations of SPHI that were not disposed of with the sale of PacifiCorp and which are currently in a wind-down process. Other business accounted for 1.2% of SPHI's adjusted gross margin (accrual earnings) and (2.9)% of adjusted EBITDA (accrual earnings) as of and for the year ended March 31, 2007.

As further discussed below, SPHI's historical results of operations have been driven principally by: (i) the expansion of the SPHI business, (ii) Aeolus transactions, (iii) changes in electricity prices and gas spreads, (iv) the sale of PacifiCorp, (v) derivative financial instruments, (vi) the tax provisions for U.S. tax audit, (vii) the termination of our build-to-sell business and (viii) certain non-recurring items. See "Regulatory" and "Risk Factors—Our profitability in each of the regional markets in which we operate is dependent on policies and regulatory frameworks that support renewable energy development."

Recent Developments

The City of Klamath Falls (the "City of Klamath") has agreed to sell to PPM Energy the 506 MW Klamath cogeneration facility located in Klamath County, Oregon and its associated off-take agreements for approximately $286 million. The City of Klamath will use the proceeds to repay and cancel all of the related debt financing and PPM Energy will acquire the Klamath Cogeneration Facility debt free.

The City of Klamath and PPM Energy executed two agreements on September 11, 2007 to sell the plant to PPM Energy. These include an Asset Purchase Agreement (the "APA") and a Bond Redemption and Defeasance Agreement. Both agreements are subject to conditions precedent, which include the assignment of all necessary or appropriate contracts with respect to the Klamath Cogeneration Facility, a fair value appraisal of the plant, FERC approval, Oregon Circuit Court approval and Klamath County approval.

As of October 19, 2007, SPHI had received the fair value appraisal and all relevant governmental and court approvals, although such approvals remain open to appeal. SPHI expects the transaction to be completed by the end of 2007. See "Business—Non-Renewable Energy Businesses—Thermal."

Enstor is currently in negotiations to acquire a gas storage facility in the United States for about $164 million. A definitive agreement for the acquisition is expected to be signed, and the transaction concluded before year-end, subject to governmental approvals and other conditions. See "Business—Non-Renewable Energy Businesses—Enstor."

Factors Affecting SPHI Results of Operations

Expansion of the SPHI business

Wind capacity

SPHI continues to expand its wind farms into new geographic areas and has significantly increased its installed capacity and production in recent years, resulting in increased revenues and increased operating expenses. Approximately 21.5% and 38.9% of adjusted gross margin (accrual earnings) and 19.1% and 39.0% of adjusted EBITDA (accrual earnings) for the years ended March 31, 2006 and 2007, respectively, were generated by SPHI's wind farms.

SPHI had 830 MW, 1,404 MW and 1,666 MW of installed wind capacity as of March 31, 2005, 2006 and 2007, respectively. For the years ended March 31, 2006 and 2007, SPHI added 574 MW (a 69.2% increase) and 262 MW (a 18.7% increase) of installed capacity, respectively.

As of March 31, 2005, 2006 and 2007, our gross asset values of property, plant and equipment for the wind segment, excluding the gross asset values of projects under development, of $259.3 million, $1,003.4 million, and $1,400.6 million, respectively. Gross assets do not directly correspond with the number of MW installed at the end of each period.

For the years ended March 31, 2006 and 2007, SPHI produced 2,723 GWh and 4,251 GWh of electricity from wind power, respectively, reflecting an increase of 56.1% that was caused by the growth of installed capacity.

Gas storage ("Enstor")

SPHI has increased its gas storage capacity in recent years. Working gas storage capacity was 0.59 bcm, 0.76 bcm and 0.76 bcm as of March 31, 2005, 2006 and 2007 respectively. SPHI expanded its business through the acquisition of the Grama storage facility in 2006. Approximately 19.4% and 15.1% of adjusted gross margin (accrual earnings) and 10.7% and 10.2% of adjusted EBITDA (accrual earnings) for the years ended March 31, 2006 and 2007, respectively, were generated by the Enstor gas storage business segment.

Enstor also has two storage projects in various stages of development: (i) the Enstor Waha Storage and Transportation, L.P. ("Enstor Waha") facility located in western Texas; and (ii) the Enstor Houston Hub Storage and Transportation, L.P. ("Enstor Houston Hub") facility located near Houston, Texas. Enstor anticipates that these facilities, if successfully developed, will represent approximately 0.27 bcm of high-deliverability bedded salt gas storage at Waha and 0.45 bcm of high-deliverability salt dome gas storage at Houston Hub. Additionally, Enstor is expanding the Enstor Grama Ridge Storage and Transportation, LLC ("Enstor Grama") facility and anticipates that the expansion, if successfully developed, will represent approximately 0.04 bcm of gas storage. Enstor has a number of projects in the early stages of development and considers potential acquisitions of development projects and operating facilities as and when the opportunity arises. See "Business—Non-Renewable Energy Businesses—Enstor."

Energy management

SPHI, through the energy management business segment, increased its contracted storage capacity by 0.24 bcm from the period ending March 31, 2006 (0.74 bcm) to March 31, 2007 (0.98 bcm). Approximately 16.7% and 24.3% of adjusted gross margin (accrual earnings) and 19.9% and 29.0% of adjusted EBITDA (accrual earnings) for the years ended March 31, 2006 and 2007, respectively, were generated by the energy management business segment.

Aeolus transactions

SPHI has benefited from regulations and policies that support the development of renewable energy projects which affect the growth of SPHI's revenue and business. See "Industry" and "Risk Factors—Our profitability in each of the regional markets in which we operate is dependent on policies and regulatory frameworks that support renewable energy development" for a more detailed discussion of the factors driving growth in the renewable energy industry and the challenges faced.

In order to monetize the tax benefits of PTCs and MACRS deductions generated by SPHI's wind farms, in the year ended March 31, 2007, SPHI entered into three pay-as-you-go ("Pay-Go") structured institutional

partnership investment transactions related to certain wind farms (the Aeolus I, II and III transactions), which related both to existing wind farms and wind farms that were being placed into operation at the time of the relevant transaction. See "Business—Renewable Energy Businesses—Wind." These transactions were driven primarily by the sale in March 2006 of PacifiCorp, a subsidiary of SPHI, and its assets, after which SPHI no longer had sufficient taxable income to fully utilize the tax benefits generated by its wind farms. See "Regulatory—United States." The transactions materially impacted SPHI's revenues, interest income and minority interest income accounts during the period under review. Up-front cash payments totaling $657.1 million were received from the Aeolus transactions with $590.3 million recorded on the balance sheet in the line item "deferred revenues" and the $66.8 million recorded in the balance sheet line item "minority interests." In addition, $180.6 million of fixed notes were received and recorded as deferred revenues. At March 31, 2007, the unamortized deferred revenue amount was $567.5 million related to the up-front cash and $178.5 million related to the fixed notes.

SPHI has other wind farms under development in the United States. Based on current taxable earnings expectations in the United States, it is anticipated that SPHI will require additional institutional investors and further Aeolus (or similar) transactions to monetize the expected tax benefits that will be generated by these additional wind farms. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" for a description of the anticipated accounting treatment for future Aeolus or similar institutional investor transactions under IFRS, which will differ from the historical treatment under U.S. GAAP.

The effects of the Aeolus transactions on SPHI's income statement for the year ended March 31, 2007 include the following:

- Revenues. The up front cash payments and fixed notes for the Aeolus transactions are considered deferred revenues and are credited to revenues based on a ten-year straight line amortization schedule. Amounts due on the contingent notes are accrued and credited to revenue in the period associated with the related generation from the wind farms. The net credited revenue from the Aeolus transactions for the year ended March 31, 2007 was $28.1 million which includes the value received for PTC and MACRS and was offset by distributions to investors.
- Interest income. Interest is accrued on the fixed notes and credited to interest income in the period earned. The earned interest income from the Aeolus fixed notes for the year ended March 31, 2007 was $4.4 million.
- Minority interest income. The portion of depreciation attributed to minority interests in the wind farms in the Aeolus transactions is recorded as minority interest income to SPHI. Minority interest income from the Aeolus transactions for the year ended March 31, 2007 was $1.3 million.
- Taxes. For the year ended March 31, 2007, the value of PTCs generated by the SPHI wind farms was $53.3 million. PTCs with a value of $20.8 million were allocated to the institutional investors in the Aeolus transactions and PTCs with a value of $32.5 million were retained and are available to offset SPHI's federal income tax liabilities.

Changes in electricity prices and gas spreads

Wind

Electricity sales revenues from SPHI's wind farm projects are affected in part by the prevailing prices for wholesale electricity. SPHI has traditionally sought to limit substantially all of its exposure to electricity price fluctuations, principally through long-term PPAs. The price at which SPHI can sell its electricity under such long-term PPAs is affected by the prevailing prices for wholesale electricity at the time such agreements are entered into. SPHI has traditionally sold substantially all of the electricity production from its wind farms under long-term PPAs with terms ranging from 10 to 30 years. The average sales price per MWh of generation from SPHI's wind business, excluding the Aeolus transactions' effects, ranges from approximately $24 to $82 and the blended average sales price per MWh was $41.14 and $43.81 for the years ended March 31, 2006 and 2007, respectively, including substantially all of its renewable energy certificates. Changes in prevailing prices also affect revenues and earnings from merchant sales of electricity for the portion of generation from wind farms that is not committed to long-term PPAs. As of March 31, 2007, approximately 94% of our installed capacity was contracted under long-term PPAs.

In addition, SPHI's wind business generates PTCs, which are valued at $19 and $20 per MWh of generation for the years ended December 31, 2006 and 2007, respectively and are indexed for inflation. SPHI currently has insufficient taxable income in the United States against which to use all the PTCs and MACRS generated from the wind farms and realizes substantially all of the value of these tax benefits indirectly, through the Aeolus structures.

SPHI traditionally sells substantially all of its renewable energy certificates bundled with the associated generated electricity under PPAs; however, SPHI undertakes separate sales or trading of renewable energy certificates on a limited basis in certain markets. A renewable energy certificate represents the environmental attributes of renewable energy and is generally represented by a certificate issued by the generator corresponding to the amount of energy generated, and the associated environmental attributes. Renewable energy certificates can, in certain markets, be traded separately from the energy produced. Renewable energy certificates represent the "environmental value" of renewable energy generated, with one certificate typically representing one MWh of electricity. See "Regulatory—United States." Following the expiration of existing long-term contracts, or with respect to production from new wind farms, SPHI may elect to engage more frequently in separate sales of renewable energy certificates. In such event, fluctuations in the average price at which SPHI can sell renewable energy certificates will affect SPHI's revenues.

Thermal generation

Gas-fired thermal generation is affected by the relationship between gas and electricity prices otherwise known as the spark spread. Thermal gross margins in the Klamath portfolio are primarily impacted by two factors, (i) the price differential between procured and sold capacity and (ii) volumes of energy taken by customers under long-term off-take arrangements.

The price paid for the Klamath Cogeneration Facility capacity is tied to the capital costs employed to construct the facility along with fixed transport charges incurred to fuel the plant. The price the capacity was sold for was determined by the imbalance between energy demand and supply when the long-term off-take agreements were executed. For the Klamath Cogeneration Facility, the period when off-take agreements were signed (i.e., 2001 and 2002) occurred at a time when energy prices were historically high. As a result, the market price in the off-take agreements was at a premium at the time of contract execution. The Klamath Cogeneration Facility is hedged through 2011 and, as a result, is generally immune to both gas and power price volatility, as evidenced by our relatively stable accrual earnings in the thermal generation business segment during the period under review.

The second factor, energy volumes, impacts gross margins due to the fact that the heat rate for the Klamath Cogeneration Facility (i.e., the quantity of fuel required to generate a unit of electricity) is less than the heat rate charged to SPHI's customers under the associated off-take agreements. As more volumes are sold, the energy margin increases since energy revenue is a function of the heat rate multiplied by gas costs.

SPHI, through a long-term lease agreement that expires in 2031, currently has tolling rights for 237 MW (46.9%) of the output of the Klamath Cogeneration Facility. Following the completion of the purchase of the Klamath Cogeneration Facility, this lease will terminate and SPHI will own the Klamath facility. See "—Recent Developments." SPHI has committed its current capacity under long-term tolling arrangements and fixed price power sales. The tolling agreements are designed to recover the cost of production including fuel, transport, transmission, O&M and ancillary services while providing a margin on the capacity and energy. The tolling arrangements are accounted for as derivative instruments under Statement of Financial Accounting Standards (SFAS) 133, Accounting for Derivative Instruments and Hedging Activities. It is anticipated that the tolling agreements will remain in place upon completion of the purchase of the Klamath Congeneration Facility.

SPHI, through asset management agreements with the City of Klamath, fuels, manages, dispatches and brokers the City of Klamath's share (53.1%) of the output of the Klamath cogeneration facility. SPHI is reimbursed primarily on a fixed-fee basis with incentive payments for various performance benchmarks. These agreements will also terminate upon completion of the purchase of the Klamath Cogeneration Facility. See "—Recent Developments."

Enstor

The cost of domestic production and the commodity price of natural gas have increased significantly since 2000, with the average U.S. wellhead price reported by the EIA during 2000-2006 at $4.96 per thousand cubic feet, more than 2.5 times the average price over the 1990-1999 period. This escalation reflects more difficult,

remote and expensive resources as well a much tighter balance between supply and demand. See "Industry." Gas price volatility is increasing due to various factors, including (i) increased worldwide demand for hydrocarbons, (ii) more installed gas plant capacity in the United States, (iii) severe hurricane seasons and (iv) the globalization of the LNG business. Greater gas price volatility increases the chances that price differentials will occur over time (storage value) or relative to power (spark spread volatility also impacts the value of thermal generation, as described above).

SPHI's gas storage business (through its Enstor subsidiary) engages in natural gas storage services by providing long-term lease capacity and other short-term park and loan activities on its physical storage facilities. Enstor does not take title to gas inventory, but rather stores the gas for customers, which require varying volumes of storage capacity depending on gas prices and spreads. Enstor's gas storage business is affected by customer demand for gas storage, which in turn can be affected by seasonal spreads for gas between summer and winter months (as well as daily and monthly spreads), by a customer's expectation of seasonal spreads and actual spreads between geographic areas and by the volatility of gas prices. In general, greater volatility and greater spreads in gas prices lead to increased demand for gas storage and to higher margins for this business, whereas lower volatility and smaller spreads lead to lower demand for gas storage and correspondingly to lower margins.

Energy management

SPHI's energy management business is engaged in the buying and selling of both electricity and gas to assist in the management of and extraction of value in the underlying electricity and gas assets. In addition to Enstor's owned gas storage business, the energy management business segment contracts for gas storage capacity (some of which it obtains through a service agreement with Enstor) to participate in contracted gas storage activities, firm transport and proprietary trading, all of which are affected by seasonal and geographic gas price spreads, price volatility and demand in a manner similar to that of SPHI's owned gas storage business. In addition, the energy management business segment engages in activities to optimize power assets. See "Business—Non-Renewable Energy Businesses." Our energy management business takes advantage of market volatility by acquiring undervalued energy assets/contracts in order to extract value from these positions.

Sale of PacifiCorp

On March 21, 2006, SPHI sold all the common stock of PacifiCorp, which represented a significant part of SPHI's assets, to MidAmerican Energy Holdings Company, and as a result, the financial position, results of operations and cash flows of PacifiCorp and its subsidiaries have been presented in SPHI's audited financial statements for the years ended March 31, 2006 and 2007 as discontinued operations. This resulted in recording a net income gain from discontinued operations of $768.8 million in the year ended March 31, 2006 and a net loss from discontinued operations of $18.6 million in the year ended March 31, 2007. The net loss was primarily due to a $22.2 million increase in the disposal provision related to claims asserted by MidAmerican Energy Holdings Company, partially offset by a reduction in the disposal provision due to a change in the estimate of certain payroll and pension expenses of $5.8 million. The sale also impacted SPHI's cash flows as debt incurred for the purchase of PacifiCorp in 1999 was repaid in July 2006. See "—Liquidity and Capital Resources—Explanation of cash flow financing."

Derivative financial instruments

SPHI enters into gas and power derivative contracts primarily to manage the price risk related to storage, transport and generation capacity. The value of SPHI's contracted storage capacity is exposed to seasonal price risk. Fixed price, basis and index gas trades are utilized to lock in the value of contracted storage capacity by fixing the price of gas that is purchased in low-priced periods (e.g., spring and fall) and sold in relatively high-priced periods (e.g., summer and winter). The same instruments are used to hedge the price risk associated with firm transport contracts that expose SPHI to price differentials between the receipt and delivery points. This risk is mitigated by locking in the purchase price at the receipt point and sales price at the delivery point when the location differential is largest. For generation capacity, SPHI enters into a combination of gas and electricity derivatives to manage heat rate risk (i.e., the price relationship between gas and electricity which determines the value of generation capacity in the market). The electricity derivatives include fixed price electricity contracts and tolling arrangements. The effect of these agreements is to lock in the margin between the cost of producing electricity and the sales price received for production.

In addition to hedging activities, SPHI enters into derivative transactions for speculative purposes within conservative risk limits. SPHI enters into these transactions in order to develop market expertise to better manage the existing assets and contract positions and capture additional value for the business.

The fair value of risk management derivatives at March 31, 2006 was approximately $133.9 million. The fair value of risk management derivatives at March 31, 2007 was $73.1 million. The majority of the value in all periods is associated with tolling agreements hedging power plant capacity. The value of the tolling agreements is impacted by the relationship of gas prices at selected purchase points and electricity prices at production locations. The value of the gas derivatives is impacted by both Gulf and West Coast gas prices. The value of the risk management derivatives remains positive and changed year over year primarily as a result of the collection of capacity payments under the tolling arrangements. This has the effect of moving the forward value, embedded in the mark-to-market number, into cash earnings.

The mark-to-market or unrealized earnings of SPHI's trading and hedging activities may change from period to period due to market price volatility and expiration of the derivative contracts. This artificial or accounting-based volatility is not representative of the value of the portfolio or future cash flows (with the exception of proprietary trading) since the exposures that are being hedged are subject to accrual accounting. Examples include storage capacity and inventory hedged with forward sales contracts and power plants hedged with tolling agreements. Rather, the mark-to-market volatility is representative of the price risk being averted or kept out of cash earnings (i.e., if the hedges were not in place, realized earnings would be volatile from having open economic exposures).

SPHI had a $22.4 million unrealized loss on derivative instruments as of March 31, 2006 and a $60.9 million unrealized loss as of March 31, 2007. The unrealized loss of $22.4 million as of March 31, 2006 was largely attributable to the assumption of a gas supply agreement that was below market. PPM Energy received cash consideration for the agreement which is reflected in cash balances but not risk management assets. The unrealized loss of $60.9 million as of March 31, 2007 was driven by a decrease in the value of hedges in the thermal ($39 million) and gas storage books ($22 million). Tolling arrangements hedging the Klamath Cogeneration Facility decreased in value primarily from the expiration/delivery of capacity and energy which reduced the amount of future capacity payments due SPHI. Fixed price gas positions hedging inventory also expired with positive value contributing part of the reduction in unrealized earnings and increase in cash earnings.

These losses, which are recorded under SFAS 133 mark-to-market accounting requirements, indicate non-cash decreases for the periods in the market value of the derivative instruments. The tolling agreements had significant value as of March 31, 2006 and 2007, respectively, but in each case had lower market values than in prior periods.

Termination of build-to-sell business

In the future, SPHI intends to own and operate the wind farms it is developing and does not anticipate receiving large one-time revenue inflows as were received in the fiscal year ended March 31, 2007 with respect to the 100 MW Leaning Juniper wind farm sale. It is expected that the value of wind farms which SPHI builds and operates will be realized over time rather than in an asset sale in a single period. Additionally, SPHI anticipates that the discontinuation of the build-to-sell operations will decrease costs going forward as development costs will be capitalized rather than recorded as build-to-sell costs of goods sold.

For the year ended March 31, 2007, SPHI received adjusted gross margin (accrual earnings) of approximately $41.0 million for the build-to-sell business activities, representing approximately 9.8% of SPHI's adjusted gross margin (accrual earnings) for that year.

Certain non-recurring items

In February 2007, the IRS completed its examination of SPHI's 2001, 2002 and 2003 tax years and proposed disallowance of certain tax deductions claimed by the SPHI. SPHI has filed an appeal and the IRS has held an initial appellate hearing on the matter and it is anticipated that this process will take at least one year to complete. The total amount of the proposed disallowance from the IRS related to the PacifiCorp acquisition financing is a tax deduction of $931.8 million and the related federal tax is $326.1 million. SPHI has reserved for potential liability. SPHI stopped the accrual of interest through a $225 million deposit to the IRS in March 2007. The deposit is recorded in the income statement in the line item "income tax (expense)" and is reflected on the balance sheet in the line item "cash and cash equivalents." See "—Results of Operations—Comparison of years ended March 31, 2006 and 2007—Income tax (expense) benefit." Our parent company, Iberdrola, S.A., has agreed to fully indemnify SPHI against certain liabilities incurred in connection with any such proposed adjustments. See "Business—Legal Matters."

A $49.4 million non-recurring impairment of finance assets was taken in the fourth quarter of the year ended March 31, 2006 with respect to certain finance leases. Substantially all finance and leveraged leases owned by ScottishPower Group Holdings Company ("SPGHC") (a subsidiary of SPHI) were subsequently sold during the year ended March 31, 2007, as they were not part of SPHI's core business.

SPHI had a non-recurring provision for credit guarantee of $58.8 million in the year ended March 31, 2006 related to credit support for the Second Lien Klamath Cogeneration bonds. Upon purchase of the Second Lien Klamath Cogeneration bonds, the balance of the provision was transferred to investments as a contra-asset to provide in full for the repayment in principle of the Second Lien Klamath Cogeneration bonds. This amount remained outstanding at March 31, 2007. See "—Key Accounting Policies—Investment Bonds."

Key Accounting Policies

The discussion and analysis of SPHI's financial condition and results of operations is based on its consolidated financial statements, which have been prepared in accordance with U.S. GAAP. This section describes certain key accounting policies that are an important part of SPHI's consolidated financial statements. The preparation of these consolidated financial statements requires SPHI to make estimates and assumptions that affect the reported amounts and disclosures.

SPHI believes the following items are key accounting policies. By "key accounting policies" we mean policies that are both important to the portrayal of SPHI's financial condition and financial results and require critical management judgments and estimates about matters that are inherently uncertain. Although SPHI believes that the judgments and estimates are appropriate, actual future results may differ from these estimates. See also "Management's Discussion and Analysis of Financial Condition and Results of Operations" for an explanation of certain anticipated changes to certain key accounting policies in future periods.

Accounts receivable and accounts payable

Accounts receivable and accounts payable represent amounts due from customers and owed to vendors, respectively. This includes settled but unpaid amounts relating to SPHI's activities associated with production and marketing of electricity, natural gas storage, hub services and energy management. Certain of these receivables and payables with individual counterparties are subject to master netting agreements whereby SPHI has the legal right to offset and the balances are settled on a net basis. Receivables and payables subject to such agreements are presented in SPHI's Consolidated Balance Sheets on a net basis. SPHI had no allowance for doubtful accounts at March 31, 2007 and March 31, 2006. There were no write-offs of uncollectible accounts for the years ended March 31, 2007 and March 31, 2006.

Inventories

SPHI's inventories primarily included stored natural gas and spare parts. Inventories are valued at the lower of weighted average cost or market price. The inventory balance at March 31, 2007 was $173.0 million, comprised of $169.8 million of stored natural gas and $3.2 million of spare parts. The inventory balance at March 31, 2006 was $153.5 million, comprised of $150.4 million of stored natural gas and $3.1 million of spare parts. With respect to stored natural gas, inventories are typically highest in the months before winter. For the years ended March 31, 2006 and 2007, SPHI's stored natural gas inventories, measured by dollar value rather than by volume, were at their highest in November 2005 and November 2006, comprising $242.0 million and $189.4 million, respectively.

Prepaids

Prepaids represent amounts paid as of the period end for goods or services, including insurance, to be received in or benefit future periods. Prepaid amounts are generally amortized on a straight-line basis over the period benefited, unless circumstances dictate an alternative method is more appropriate.

Investment bonds

SPHI purchased Senior and Second Lien Klamath Cogeneration bonds in December 2006 and January 2007, respectively. The Senior and Second Lien Klamath Cogeneration bonds are classified as held to maturity based on SPHI's intent and ability to hold the securities to maturity. SPHI initially provided credit support for the Second Lien Klamath Cogeneration bonds and purchased all of the second lien bonds, as per the Credit Support Facility, when the financial outlook of the City of Klamath Cogeneration project was projected to be unstable. The Second Lien Klamath Cogeneration bonds are fully reserved. For further discussion, see Note 9 to SPHI's financial statements as of and for the year ended March 31, 2007.

Property, plant and equipment

Property, plant and equipment are stated at original cost of contracted services, direct labor and materials, and interest capitalized during construction. All normal expenditures of readying an asset for use are capitalized. Expenditures that do not add to the utility of the asset are charged to expense. Property, plant and equipment purchased in an acquisition of business are recorded at fair value. SPHI capitalizes interest costs on projects over $1.0 million in cost that have construction activities with duration in excess of six months. SPHI capitalized interest of $9.2 million and $18.3 million for the years ended March 31, 2006 and 2007, respectively. Capitalized costs also include expenditures for purchased or developed computer software. For the year ended March 31, 2007, SPHI expensed approximately $3.7 million of capitalized costs related to a pipeline wind project, the future development of which was deemed improbable. In addition, SPHI incurred a $4.7 million impairment charge for the year ended March 31, 2007 related to certain acquired pipeline wind projects that were considered to have no value at the end of the period.

Depreciation and amortization

The depreciable lives of SPHI's property, plant and equipment were categorized as follows: 25 years for thermal electricity generation plants, 25 years for wind farms, which, following the sale of PacifiCorp, were changed from 30 years for the year ended March 31, 2007, 25-40 years for natural gas storage assets and 3-7 years for furniture, fixtures, software and other equipment. Depreciation and amortization are generally computed by the straight-line method, less estimated salvage value, over the assets' estimated useful lives.

Investment in unconsolidated joint ventures

SPHI has shared control, non-majority owned interests in joint ventures, all of which are renewable energy generators. These entities are PPM Energy Colorado Wind Ventures, Inc. and two entities that own wind farms in upstate New York (Flat Rock Windpower, LLC and Flat Rock Windpower II, LLC, which do business as Maple Ridge Windpower and Maple Ridge Windpower II, respectively ("Maple Ridge")). SPHI owns a 50% interest in each of these joint venture entities. SPHI's investment in these joint ventures is included on SPHI's Consolidated Balance Sheets under the equity method of accounting in the line item "Investment in unconsolidated joint ventures." Earnings recognized under the equity method are reflected on SPHI's Statements of Consolidated Income (Loss) in the line item "Earnings in unconsolidated joint ventures."

Income taxes

SPHI uses the asset and liability method of accounting for deferred income taxes. Deferred tax assets and liabilities reflect the expected future tax consequences, based on enacted tax law, of temporary differences between the tax basis of assets and liabilities and their financial reporting amounts. A valuation allowance is recorded for deferred amounts for which SPHI estimates it is more likely than not that all or a portion of a deferred tax asset will not be realized.

Revenue recognition

Revenues from sales of wholesale energy, natural gas, and natural gas storage services are recognized when persuasive evidence of an arrangement exists, delivery has occurred or the services have been rendered, the sales price is fixed or determinable and collection of the related receivable is reasonably assured. Title and risk of loss generally pass to the customer at the time of delivery of the services. For multiple element arrangements, SPHI defers the fair value of any undelivered elements until the relevant element is delivered.

Contracts within the scope of SFAS 133, Accounting for Derivative Instruments and Hedging Activities, are marked-to-market unless they qualify for the Normal Purchase and Normal Sales ("NPNS") exception. The NPNS exception is for transactions entered into for non-trading purposes and expected to be physically settled. Under mark-to-market accounting, the fair value changes of derivative contracts are recorded in SPHI's Statement of Consolidated Income (Loss) in the period of change.

Derivatives held for energy trading purposes are presented on a net basis in revenues in accordance with Emerging Issues Task Force ("EITF") Issue No. 02-03, *Issues Involved in Accounting for Derivative Contracts Held for Trading Purposes and Contracts Involved in Energy Trading and Risk Management Activities*. Derivatives held for non-trading purposes are recorded gross in purchases and sales.

During fiscal year 2007, SPHI entered into a separate line of business for the development, construction and sale of wind farm projects. Revenues associated with this build-to-sell business activity are calculated as the total

sales price of the completed project, and are recognized upon the transfer of the assets as of the date of substantial completion. The associated costs to develop and construct the project are carried as inventory until such time as the sale is complete, at which time the costs are transferred to cost of goods sold.

During fiscal year 2007, SPHI entered into the Aeolus transactions, whereby SPHI contributed certain wind assets and independent third parties invested in the B class share equity of these newly created Aeolus entities. See "Business—Renewable Energy Businesses—United States." As consideration for their investment, the third parties paid SPHI a specified amount of up-front cash, fixed notes and contingent notes. The cash and fixed notes which approximately represent the value of the PTCs and MACRS are considered deferred revenue and are credited to income based on a specified amortization schedule. The contingent notes are accrued and credited to income in the period associated with generation, as it relates directly to the production from the wind farm. SPHI continues to consolidate these entities. In the future, it is anticipated that the treatment of the Aeolus transactions will be accounted for differently, and that this will have an effect on SPHI's Statement of Consolidated Income (Loss). See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Key Accounting Policies."

Purchased electricity and natural gas

Certain hedging, balancing and optimization activity relative to purchased electricity and natural gas is presented net in accordance with EITF Issue No. 03-11, *Reporting Realized Gains and Losses on Derivative Instruments That Are Subject to SFAS No. 133 and Not 'Held for Trading Purposes' As Defined in EITF Issue No. 02-03: Issues Involved in Accounting for Derivative Contracts Held for Trading Purposes and Contracts Involved in Energy Trading and Risk Management Activities* ("EITF 03-11"). These transactions include all financial contracts and physical power trades subject to unplanned netting (known as a "bookout").

Minority interest income

The portion of depreciation attributed to minority interests in the Aeolus transactions (SPHI records a minority interest from inception through the "flip" date) is recorded as minority interest income to SPHI. Minority interest income from the Aeolus transactions for the year ended March 31, 2007 was $1.3 million.

Explanation of Income Statement Items and Adjusted Gross Margin (Accrual Earnings)

The following is a summary description of some of the key elements of certain line items of SPHI's Statement of Consolidated Income (Loss) and adjusted gross margin (accrual earnings).

Revenues

SPHI's revenues are comprised primarily of sales of wholesale electricity, natural gas and natural gas storage services, as well as income from derivative transactions, sales from SPHI's build-to-sell wind farm projects (for the year ended March 31, 2007 only), sales of renewable energy certificates and cash and additional consideration for interests in the Aeolus transactions (which are amortized over 10 years).

Energy costs

Energy costs are comprised of the cost of purchased electricity and natural gas, and natural gas for hedging, balancing and optimization activities.

Build-to-sell

Build-to-sell costs are comprised of the costs to develop and construct build-to-sell wind farm projects for the year ended March 31, 2007 only. SPHI has terminated the build-to-sell line of business which it began in the year ended March 31, 2007.

Adjusted gross margin (accrual earnings)

SPHI's thermal generation and energy management businesses measure performance using adjusted gross margin (accrual earnings) referred to as the underlying earnings of the business. This measure is used for two primary reasons: First, the majority of SPHI's derivative instruments hedge owned or contracted assets (e.g., inventory, storage and transport capacity, power plant PPA's, etc.) which result in asymmetrical accounting treatment (i.e., the hedges are subject to mark-to-market accounting treatment and the

exposures are accrual-based). Second, both the thermal and energy management segments' earnings are impacted by price differentials (known as "spreads") either across time (storage), location (transport) or commodities (spark spreads). Therefore, the absolute amounts of revenues and cost of sales are not useful in evaluating these lines of business. The relevant considerations are the spreads that are identified and captured through hedging activities. In the storage business, this involves executing derivative contracts to fix the margin between relatively inexpensive (typically spring and fall) and expensive (typically summer and winter) gas. For transport activities, derivatives are utilized to procure relatively inexpensive (production region) gas and sell expensive (consuming region) gas. For thermal operations, SPHI hedges price differentials between procured capacity and energy via PPA rights with the City of Klamath and tolling agreements with utilities and municipalities. The price differentials in the thermal generation business are a function of the difference between the costs of constructing/financing the Klamath Cogeneration Facility plus transportation costs and the capacity price charged under various tolling arrangements. For energy margins in the thermal business, the price differential arises between the heat rate charged to SPHI under the 237 MW Thermal PPA and the heat rate paid to SPHI under the tolling arrangements.

SPHI's wind and Enstor business units also evaluate performance using adjusted gross margin (accrual earnings).

Operations and maintenance

This line is comprised of operations and maintenance costs for SPHI's wind, thermal, and owned gas storage businesses. Beginning in the fiscal year ended March 31, 2007, SPHI commenced providing O&M services for certain of its owned wind farms rather than purchasing O&M services from turbine suppliers. Depending on the turbine supplier and other factors, SPHI may perform the O&M services for new wind farms from the time they are placed into production or, in certain circumstances, outsource O&M activities to the turbine supplier for an initial period following installation. It is anticipated that as O&M contracts with turbine suppliers expire during the next three to four years, SPHI will also assume the O&M activities for these operational wind farms. Additionally, beginning in the fiscal year ended March 31, 2007, SPHI commenced providing O&M services for the Leaning Juniper wind farm for MidAmerican Energy Holdings Company and incurred O&M expenses associated with developing capabilities to operate wind farms owned by third parties.

Taxes, other than income taxes

Taxes, other than income taxes, include excise, property and certain other taxes imposed in the jurisdictions in which SPHI operates.

Other income

Other income is comprised principally of synthetic fuel royalty revenues.

Income tax (expense) benefit

This line item is comprised of the U.S. federal and state income tax provision.

Results of operations

The following table sets forth certain historical revenue and expense items for the years ended March 31, 2006 and 2007, prepared in accordance with U.S. GAAP:

	For the year ended March 31,		
	2006 *(audited)*	2007 *(audited)*	% change
	($ in millions)		
Revenues	815.0	950.9	16.7%
Energy costs	(623.3)	(407.5)	(34.6)%
Build-to-sell	—	(142.3)	—
Gross margin	191.7[1]	401.1	109.2%
Operations and maintenance	(104.0)	(227.8)	119.0%
Taxes, other than income taxes	(7.6)	(10.5)	38.2%
EBITDA[2]	80.1[1]	162.8	103.2%
Depreciation and amortization	(25.7)	(50.4)	96.1%
Provision for credit guarantee	(58.8)	—	—
Impairment of finance assets	(49.4)	—	—
Total operating expenses	(868.8)	(838.5)	(3.5)%
Income (loss) from operations	(53.8)	112.4	308.9%
Interest (expense) income and other income:			
Interest expense	(186.3)	(112.3)	(39.7)%
Interest income	15.9	71.7	350.9%
Interest capitalized—borrowed funds	9.2	18.3	98.9%
Earnings in unconsolidated joint ventures	2.6	9.9	280.8%
Minority interest income	—	1.3	—
Other income	17.5	31.4	79.4%
Total interest (expense) income and other income	(141.1)	20.3	114.4%
Income (loss) from continuing operations before income tax (expense) benefit	(194.9)	132.7	168.1%
Income tax (expense) benefit	80.2	(253.8)	(416.5)%
Loss from continuing operations	(114.7)	(121.1)	(5.6)%
Discontinued Operations			
(Loss) income from discontinued operations	931.4	(16.4)	(101.8)%
Income tax expense	(339.4)	(2.2)	(99.4)%
Net (loss) income from discontinued operations	592.0	(18.6)	(103.1)%
Gain on disposition, including tax benefit of $21.6	176.8	—	—
Net income (loss) gain from discontinued operations	768.8	(18.6)	(102.4)%
Net income (loss)	654.1	(139.7)	(121.4)%

(1) Not audited.

(2) EBITDA represents earnings before interest, taxes, depreciation and amortization. EBITDA is included because it is frequently used by certain investors, securities analysts and other interested parties in evaluating similar companies. However, because all companies do not calculate EBITDA identically, the presentation of EBITDA for SPHI may not be comparable to similarly titled measures of other companies, including Iberdrola Renovables and the SP UK Assets. EBITDA is not an item recognized under IAS or U.S. GAAP and should not be considered as an alternative to profit from operations, operating income or any other indicator of a company's operating performance required by IAS or U.S. GAAP. EBITDA should not in any way be compared to the operating income, net income or cash flow resulting from the activities of SPHI, nor should it be used as an indicator of its past or future profitability or liquidity.

Segment reporting

Historically, SPHI has not been required to report in business segments and, accordingly, SPHI's audited historical consolidated financial statements for each of the years ended March 31, 2007 and 2006 have not differentiated between business segments. However, SPHI prepares management accounts which segment operating profit by business unit for its ongoing operations, including wind, Enstor (which comprises SPHI's owned gas storage), energy management (including contract storage, structured transport and proprietary trading), and thermal electricity generation. "Other" in the table below refers to SPHI, the parent company, and includes SPGHC and subsidiaries other than PPM Energy.

The unaudited financial information set forth below, for supplementary disclosure only, presents a summary of SPHI's operating results per business segment for the years ended March 31, 2006 and 2007.

	Total *(audited)*	% of Total Revenues	Wind *(unaudited)*	Enstor *(unaudited)*	Energy Management *(unaudited)*	Thermal *(unaudited)*	Other *(unaudited)*
					($ in millions)		
For the year ended March 31, 2006							
Revenues	815.0	100.0%	141.3	36.9	91.9	538.1	6.8
Energy costs	(623.3)	(76.5)%	(105.0)	—	(38.8)	(479.5)	—
Gross margin	191.7[1]	23.5%	36.3	36.9	53.1	58.6	6.8
Operations and maintenance	(104.0)	(12.8)%	(22.3)	(25.7)	(45.7)	(19.5)	9.2
Taxes, other than income taxes	(7.6)	(0.9)%	(1.2)	(2.3)	(2.3)	(1.9)	—
EBITDA[1][2]	80.1[1]	9.8%	12.8	8.9	5.1	37.2	16.0
Depreciation and amortization	(25.7)	(3.2)%	(8.9)	(4.1)	(1.1)	(11.6)	—
Provision for credit guarantee	(58.8)	(7.2)%	—	—		—	(58.8)
Impairment of finance assets	(49.4)	(6.1)%	—	—		—	(49.4)
Total operating expenses	(868.8)	(106.6)%	(137.4)	(32.1)	(87.9)	(512.5)	(99.0)
Income (loss) from operations	(53.8)	(6.6)%	3.9	4.8	4.0	25.6	(92.1)
For the year ended March 31, 2007							
Revenues	950.9	100.0%	446.2	63.5	125.6	310.6	5.0
Operating expenses:							
Energy costs	(407.5)	(42.9)%	(135.5)	—	(2.3)	(269.7)	—
Build-to-sell	(142.3)	(15.0)%	(142.3)	—	—	—	—
Gross margin[1]	401.1	42.2%	168.4	63.5	123.3	40.9	5.0
Operations and maintenance	(227.8)	(24.0)%	(79.4)	(32.0)	(78.4)	(23.5)	(14.5)
Taxes, other than income taxes	(10.5)	(1.1)%	(3.5)	(3.5)	(2.8)	(0.7)	—
EBITDA[1][2]	162.8	17.1%	85.5	28.0	42.1	16.7	(9.5)
Depreciation and amortization	(50.4)	(5.3)%	(32.4)	(4.2)	(2.0)	(11.8)	—
Total operating expenses	(838.5)	(88.2)%	(393.1)	(39.7)	(85.5)	(305.7)	(14.5)
Income (loss) from operations	112.4	11.8%	53.1	23.8	40.1	4.9	(9.5)

(1) Not audited.

(2) EBITDA represents earnings before interest, taxes, depreciation and amortization. EBITDA is included because it is frequently used by certain investors, securities analysts and other interested parties in evaluating similar companies. However, because all companies do not calculate EBITDA identically, the presentation of EBITDA for SPHI may not be comparable to similarly titled measures of other companies, including Iberdrola Renovables and the SP UK Assets. EBITDA is not an item recognized under IAS or U.S. GAAP and should not be considered as an alternative to profit from operations, operating income or any other indicator of a company's operating performance required by IAS or U.S. GAAP. EBITDA should not in any way be compared to the operating income, net income or cash flow resulting from the activities of SPHI, nor should it be used as an indicator of its past or future profitability or liquidity.

Comparison of years ended March 31, 2006 and March 31, 2007

Adjusted results of operations on a segmented basis

In SPHI's audited financial statements for the year ended March 31, 2006, gas storage fees, park and loan fees, and gas transportation fees were reported as contra-revenues for the energy management business segment. These contra-revenues are amounts relating to intra-company transactions between Enstor and PPM Energy with respect to energy management activities (these amounts are eliminated on a consolidated basis, but are shown for segmented reporting purposes only). Additionally, plant costs for the thermal segment were reported as energy costs. In the audited financial statements for the year ended March 31, 2007, based on different accounting interpretations, all of these items were reported as operations and maintenance expenses. The 2007 amount

applicable to the energy management segment has been reclassified, resulting in a reduction of revenues of $30.3 million. The 2007 amount applicable to the thermal segment has been reclassified, resulting in an increase of energy costs of $7.2 million. These reclassifications have been performed for the year ended March 31, 2007 for comparative purposes, causing a decrease in adjusted gross margin in both segments but having no impact on EBITDA, EBIT or net income.

The adjustments to SPHI's historical results of operations and the unaudited SPHI adjusted results of operations are presented in the table below by business segment for the years ended March 31, 2006 and 2007 and are used in the following discussion of the period on period comparison on a segmented basis. The comparative percentages reflected in this section under "Comparison of years ended March 31, 2006 and March 31, 2007" refer to the various line items that have been reported after this reclassification.

Adjusted results of operations	Total *(unaudited)*	% of Total Revenues	Wind *(unaudited)*	Gas[1] *(unaudited)*	Energy Management *(unaudited)*	Thermal *(unaudited)*	Other *(unaudited)*
	($ in millions, except percentages)						
For the year ended March 31, 2006							
Revenues	815.0	100.0%	141.3	36.9	91.9	538.1	6.8
Energy costs	(623.3)	(76.5)%	(105.0)	—	(38.8)	(479.5)	—
Adjusted gross margin	191.7	23.5%	36.3	36.9	53.1	58.6	6.8
Operations and maintenance[2]	(104.0)	(12.8)%	(22.3)	(25.7)	(45.7)	(19.5)	9.2
Taxes, other than income taxes	(7.6)	(0.9)%	(1.2)	(2.3)	(2.3)	(1.9)	—
EBITDA[3]	80.1	9.8%	12.8	8.9	5.1	37.2	16.0
Depreciation and amortization	(25.7)	(3.2)%	(8.9)	(4.1)	(1.1)	(11.6)	—
Provision for credit guarantee	(58.8)	(7.2)%	—	—		—	(58.8)
Impairment of finance assets	(49.4)	(6.1)%	—	—		—	(49.4)
Total operating expenses	(868.8)	(106.6)%	(137.4)	(32.1)	(87.9)	(512.5)	(99.0)
Income (loss) from operations	(53.8)	(6.6)%	3.9	4.8	4.0	25.6	(92.1)
For the year ended March 31, 2007							
Revenues	920.6	100.0%	446.2	63.5	95.3[4]	310.6	5.0
Energy costs	(414.7)	(45.0)%	(135.5)	—	(2.3)	(276.9)[5]	—
Build-to-sell	(142.3)	(15.5)%	(142.3)	—	—	—	—
Adjusted gross margin	363.6	39.5%	168.4	63.5	93.0	33.7	5.0
Operations and maintenance[2]	(190.3)	(20.7)%	(79.4)	(32.0)	(48.1)[4]	(16.3)[5]	(14.5)
Taxes, other than income taxes	(10.5)	(1.1)%	(3.5)	(3.5)	(2.8)	(0.7)	—
EBITDA[3]	162.8	17.7%	85.5	28.0	42.1	16.7	(9.5)
Depreciation and amortization	(50.4)	(5.5)%	(32.4)	(4.2)	(2.0)	(11.8)	—
Total operating expenses	(808.2)	(87.8)%	(393.1)	(39.7)	(55.2)	(305.7)	(14.5)
Income (loss) from operations	112.4	12.2%	53.1	23.8	40.1	4.9	(9.5)

(1) Enstor business segment.

(2) Includes corporate allocations.

(3) EBITDA represents earnings before interest, taxes, depreciation and amortization. EBITDA is not impacted by the reclassifications performed for the year ended March 31, 2007 as set forth in the Adjusted Results of Operations above. EBITDA is included because it is frequently used by certain investors, securities analysts and other interested parties in evaluating similar companies. However, because all companies do not calculate EBITDA identically, the presentation of EBITDA for SPHI may not be comparable to similarly titled measures of other companies, including Iberdrola Renovables and SP UK Assets. EBITDA is not an item recognized under IAS or U.S. GAAP and should not be considered as an alternative to profit from operations, operating income or any other indicator of a company's operating performance required by IAS or U.S. GAAP. EBITDA should not in any way be compared to the operating income, net income or cash flow resulting from the activities of SPHI, nor should it be used as an indicator of their past or future profitability or liquidity.

(4) Adjustments for gas storage fees, park and loan fees, and gas transportation fees decreased revenues by $30.3 million and decreased operations and maintenance by the same amount.

(5) Adjustments for plant costs increased energy costs by $7.2 million and decreased operations and maintenance by the same amount.

Wind

The table below sets out SPHI's adjusted results of operations for the wind business segment for the years ended March 31, 2006 and 2007.

	Total wind			Wind energy generation			Build-to-sell	
	For the year ended March 31,			For the year ended March 31,				
	2006 (unaudited)	2007 (unaudited)	% change	2006 (unaudited)	2007 (unaudited)	% change	2006 (unaudited)	2007 (unaudited)
	($ in millions, except percentages)							
Wind								
Revenues	141.3	446.2	215.8%	141.3	262.9	86.1%	—	183.3
Energy costs	(105.0)	(135.5)	29.0%	(105.0)	(135.5)	29.0%	—	—
Build-to-sell	—	(142.3)	—	—	—	—	—	(142.3)
Adjusted gross margin[1]	36.3	168.4	363.9%	36.3	127.4	251.0%	—	41.0
Operations and maintenance	(22.3)	(79.4)	256.1%	(22.3)	(79.4)	256.1%	—	—
Taxes, other than income taxes	(1.2)	(3.5)	191.7%	(1.2)	(3.5)	191.7%	—	—
EBITDA	12.8	85.5	568.0%	12.8	44.5	247.7%	—	41.0
Adjusted gross margin and EBITDA reconciliation								
Adjusted gross margin[1]	36.3	168.4	363.9%	36.3	127.4	251.0%	—	41.0
Mark-to-market earnings	(4.5)	4.8	(206.7)%	(4.5)	4.8	(206.7)%	—	—
Adjusted gross margin (accrual earnings)[2]	40.8	163.6	301.0%	40.8	122.6	200.5%	—	41.0
EBITDA	12.8	85.5	568.0%	12.8	44.5	247.7%	—	41.0
EBITDA margin[3]	35.3%	50.8%	—	35.3%	34.9%	—	—	100.0%
Corporate allocations	(13.2)	(36.9)	179.5%	(13.2)	(36.9)	179.5%	—	—
Impairments	—	(8.4)	—	—	(8.4)	—	—	—
Adjusted EBITDA[4]	26.0	130.8	403.1%	26.0	89.8	245.4%	—	41.0
Adjusted EBITDA margin[5]	71.6%	77.7%	—	71.6%	70.5%	—	—	—
Mark-to-market earnings	(4.5)	4.8	(206.7)%	(4.5)	4.8	(206.7)%	—	—
Adjusted EBITDA (accrual earnings)[6]	30.5	126.0	313.1%	30.5	85.0	178.7%	—	41.0
Adjusted EBITDA (accrual earnings) margin[7]	74.8%	77.0%	—	74.8%	69.3%	—	—	100.0%

(1) Gross margin adjusted for certain O&M costs reclassified as costs of goods sold and revenues.

(2) Gross margin further adjusted for the effects of mark-to-market accounting.

(3) EBITDA margin is EBITDA divided by adjusted gross margin.

(4) EBITDA adjusted by impairments and excluding corporate allocations.

(5) Adjusted EBITDA margin is adjusted EBITDA divided by adjusted gross margin.

(6) EBITDA adjusted by impairments, excluding corporate allocations and adjusted for the effects of mark-to-market accounting.

(7) Adjusted EBITDA (accrual earnings) margin is adjusted EBITDA (accrual earnings) divided by adjusted gross margin (accrual earnings).

Revenues. Revenues in the wind segment increased by 215.8%, from $141.3 million in the year ended March 31, 2006 to $446.2 million in the year ended March 31, 2007.

- *Build-to-sell.* Build-to-sell revenues in the year ended March 31, 2007, totaled approximately $183.3 million.
- *Wind energy generation.* Wind energy generation revenues increased by 86.1% to $262.9 million in the year ended March 31, 2007. This increase was primarily a result of revenues from the Aeolus transactions of approximately $28.0 million and increased wind farm revenues from new wind energy capacity.

Energy costs for wind farm generation. Energy costs in the wind segment do not include the build-to-sell costs. Energy costs in the wind segment increased by 29.0%, from $105.0 million in the year ended March 31, 2006 to $135.5 million in the year ended March 31, 2007. This increase was primarily a result of energy purchases for the firming and shaping contracts for certain of SPHI's power purchases, higher energy prices, and increased wheeling expenses. See "Business—Renewable Energy Businesses."

Adjusted gross margin. Wind's adjusted gross margin increased 363.9% to $168.4 million for the year ended March 31, 2007 from $36.3 million for the year ended March 31, 2006.

- *Build-to-sell.* The adjusted gross margin for the build-to-sell business was $41.0 million in the year ended March 31, 2007.
- *Wind energy generation.* Wind energy generation's adjusted gross margin increased by 251.0% to $127.4 million in the year ended March 31, 2007. This increase was primarily a result of the Aeolus transactions and the growth of the wind business.
- *606 MW FPL PPAs.* For the years ending March 31, 2006 and March 31, 2007 adjusted gross margin was $6.7 million and $5.0 million, respectively. Key drivers of the results included:
    - off-take agreement margins of approximately $24 million based on the difference between PPA prices and off-take agreements offset by;
    - losses on the settlement of market hedges of approximately $8 million annually from covering sales commitments in the spot market rather than with wind energy generation;
    - transmission costs of approximately $4 million annually to deliver energy to customers not taking delivery at the wind facilities; and
    - trading activity costs, inclusive of firming and shaping, of approximately $7 million annually.

Operations and maintenance. O&M expenses in the wind segment increased by 256.1%, from $22.3 million in the year ended March 31, 2006 to $79.4 million in the year ended March 31, 2007. This increase was primarily due to the timing of the MW being placed into operation, the inclusion of approximately 262 MW of new wind energy capacity coming on line in the year ended March 31, 2007 and the full year of operations of approximately 574 MW of new wind energy capacity constructed in the year ended March 31, 2006.

Corporate allocations. Corporate allocations in the wind segment increased by 179.5% from $13.2 million (36.4% of adjusted gross margin) in the year ended March 31, 2006 to $36.9 million (21.9% of adjusted gross margin) in the year ended March 31, 2007, due to the growth of the wind business.

Mark-to-market earnings. Mark-to-market earnings in the wind segment for the period ending March 31, 2006 were an unrealized loss of $4.5 million. For the period ending March 31, 2007, mark-to-market earnings resulted in an unrealized gain of $4.8 million. Market hedges related to the wind business are subject to mark-to-market accounting under SFAS 133 due to the financial settlement characteristics of the agreements. As a result, the positions are recorded at fair value based on the market price of power at the delivery locations of the market hedges rather than the price of energy at the wind farms they are hedging. Unrealized losses on market hedges in 2006 were primarily the result of rising power prices in New York where SPHI had entered into financial swaps to hedge unsold wind capacity. Unrealized gains in 2007 were primarily due to declining power prices in New York against the same market hedges that existed in 2006.

Adjusted EBITDA (accrual earnings). Adjusted EBITDA (accrual earnings), increased from $30.5 million (74.8% of adjusted gross margin (accrual earnings)) in the year ended March 31, 2006 to $126.0 million (77.0% of adjusted gross margin (accrual earnings)) in the year ended March 31, 2007. For the year ended March 31, 2007, SPHI expensed approximately $3.7 million of capitalized costs related to a pipeline wind project, the future development of which was deemed improbable. In addition, SPHI incurred a $4.7 million impairment charge for the year ended March 31, 2007 related to certain acquired pipeline wind projects that were considered at the end of such period to have no value. See "—Key Accounting Policies—Property, plant and equipment."

- *Build-to-sell.* The adjusted EBITDA (accrual earnings) for the build-to-sell business was $41.0 million in the year ended March 31, 2007.
- *Wind energy generation.* The adjusted EBITDA (accrual earnings) for the wind energy generation business increased 178.7% from $30.5 million in the year ended March 31, 2006 to $85.0 million in the year ended March 31, 2007. This increase was primarily due to an additional 262 MW of new wind capacity being placed into operation during the year ended March 31, 2007, coupled with the full-year contribution of those wind assets that were completed during the year ended March 31, 2006.

Enstor

The table below sets out SPHI's adjusted results of operations for the Enstor business segment for the years ended March 31, 2006 and 2007.

	For the year ended March 31,		
	2006 (unaudited)	2007 (unaudited)	% change
	($ in millions)		
Enstor			
Revenues	36.9	63.5	72.1%
Energy costs	—	—	—
Adjusted gross margin(1)	36.9	63.5	72.1%
Operations and maintenance	(25.7)	(32.0)	24.5%
Taxes, other than income tax	(2.3)	(3.5)	52.2%
EBITDA	8.9	28.0	214.6%
Adjusted gross margin and EBITDA reconciliation			
Adjusted gross margin(1)	36.9	63.5	72.1%
Mark-to-market earnings	—	—	—
Adjusted gross margin (accrual earnings)(2)	36.9	63.5	72.1%
EBITDA	8.9	28.0	214.6%
EBITDA margin(3)	24.1%	44.1%	—
Corporate allocations	(8.1)	(5.0)	38.3%
Impairments	—	—	—
Adjusted EBITDA(4)	17.0	33.0	94.1%
Adjusted EBITDA margin(5)	46.1%	52.0%	—
Mark-to-market earnings	—	—	—
Adjusted EBITDA (accrual earnings)(6)	17.0	33.0	94.1%
Adjusted EBITDA (accrual earnings) margin(7)	46.1%	52.0%	—

(1) Gross margin is adjusted for certain O&M costs reclassified as costs of goods sold and revenues.

(2) Adjusted gross margin further adjusted for the effects of mark-to-market accounting.

(3) EBITDA margin is EBITDA divided by adjusted gross margin.

(4) EBITDA adjusted by impairments and excluding corporate allocations.

(5) Adjusted EBITDA margin is adjusted EBITDA divided by adjusted gross margin.

(6) EBITDA adjusted by impairments, excluding corporate allocations and adjusted for the effects of mark-to-market accounting.

(7) Adjusted EBITDA (accrual earnings) margin is adjusted EBITDA (accrual earnings) divided by adjusted gross margin (accrual earnings).

Revenues. Revenues in the Enstor segment increased by 72.1%, from $36.9 million in the year ended March 31, 2006 to $63.5 million in the year ended March 31, 2007. This increase was primarily a result of weather conditions that impacted gas prices and volatility. The mild 2005-06 winter resulted in high ending storage volumes which lowered demand for summer 2006 storage injections. This placed downward pressure on summer prices, thereby widening the seasonal spreads. Enstor was able to capture such wider summer/winter spreads in the year ended March 31, 2007. In addition, Enstor benefited from a full year's contribution from the Grama Storage facility, which was purchased during the year ended March 31, 2006.

Adjusted gross margin. Enstor's adjusted gross margin increased 72.1% from $36.9 million for the year ended March 31, 2006 to $63.5 million for the year ended March 31, 2007 for the reasons described above in revenues.

Operations and maintenance. O&M expenses in the Enstor segment increased by 24.5%, from $25.7 million in the year ended March 31, 2006 to $32.0 million in the year ended March 31, 2007. This increase was primarily a result of increased storage fees and increased contract and service expenses.

Corporate allocations. Corporate allocations in the Enstor segment decreased by 38.3% from $8.1 million (22.0% of adjusted gross margin) in the year ended March 31, 2006 to $5.0 million (7.9% of adjusted gross margin) in the year ended March 31, 2007. This was due to a larger percentage of corporate overhead being allocated to other business segments.

Adjusted EBITDA (accrual earnings). Adjusted EBITDA (accrual earnings) in the Enstor segment increased from $17.0 million (46.1% of adjusted gross margin (accrual earnings)) in the year ended March 31, 2006 to $33.0 million (52.0% of adjusted gross margin (accrual earnings) in the year ended March 31, 2007. EBITDA in the Enstor segment in the year ended March 31, 2007 excludes $11.6 million of intercompany activities between Enstor and the energy management business and $3.0 million of provisions.

Energy management

The table below sets out SPHI's adjusted results of operations for the energy management business segment for the years ended March 31, 2006 and 2007.

	For the year ended March 31,		
	2006 (unaudited)	2007 (unaudited)	% change
	($ in millions)		
Energy management			
Revenues	91.9	95.3[1]	3.7%
Energy costs	(38.8)	(2.3)	(94.1)%
Adjusted gross margin[2]	53.1	93.0	75.1%
Operations and maintenance	(45.7)	(48.1)[1]	5.3%
Taxes, other than income tax	(2.3)	(2.8)	21.7%
EBITDA	5.1	42.1	725.5%
Gross margin and EBITDA reconciliation			
Adjusted gross margin[2]	53.1	93.0	75.1%
Mark-to-market earnings	21.4	(8.9)	(141.6)%
Adjusted gross margin (accrual earnings)[3]	31.7	101.9	221.5%
EBITDA	5.1	42.1	725.5%
EBITDA margin[4]	9.6%	45.3%	—
Corporate allocations	(30.9)	(42.7)	38.2%
Impairments	0	0	
Adjusted EBITDA[5]	36.0	84.8	135.6%
Adjusted EBITDA margin[6]	67.8%	91.2%	
Mark-to-market earnings	21.4	(8.9)	(141.6)%
Adjusted EBITDA (accrual earnings)[7]	14.6	93.7	541.8%
Adjusted EBITDA (accrual earnings) margin[8]	46.1%	92.0%	

(1) Adjustments for gas storage fees, park and loan fees, and gas transportation fees decreased revenues by $30.3 million and decreased operations and maintenance by the same amount.

(2) Gross margin adjusted for certain O&M costs reclassified as costs of goods sold and revenues.

(3) Gross margin further adjusted for the effects of mark-to-market accounting.

(4) EBITDA margin is EBITDA divided by adjusted gross margin.

(5) EBITDA adjusted by impairments and excluding corporate allocations.

(6) Adjusted EBITDA margin is adjusted EBITDA divided by adjusted gross margin.

(7) EBITDA adjusted by impairments, excluding corporate allocations and adjusted for the effects of mark-to-market accounting.

(8) Adjusted EBITDA (accrual earnings) margin is Adjusted EBITDA divided by adjusted gross margin (accrual earnings).

Revenues. Revenues in the energy management segment were $91.9 million in the year ended March 31, 2006 and $95.3 million in the year ended March 31, 2007.

Energy costs. Energy costs in the energy management segment were $38.8 million (73.1% of adjusted gross margin) in the year ended March 31, 2006 and $2.3 million (2.5% of adjusted gross margin) in the year ended March 31, 2007. Energy costs decreased over the period primarily due to certain intercompany transactions which occurred in year ended March 31, 2006 that did not occur in the year ended March 31, 2007.

Mark-to-market earnings. For the year ended March 31, 2006, SPHI's energy management business segment recorded a non-cash gain of $21.4 million under mark-to-market accounting under SFAS 133 related to the impact of falling winter gas prices on gas store hedges. The price decline arose from a warm winter and negligible impacts to the Gulf Coast supply basin in the United States from Hurricane Katrina in August 2005. For the year ended March 31, 2007, SPHI's energy management business segment recorded a non-cash loss of $8.9 million under mark-to-market accounting which was the result of rising winter gas prices on winter storage hedges. Neither the gain for the year ended March 31, 2006 nor the loss for the year ended March 31, 2007 is indicative of cash earnings since the hedges are primarily covered with gas inventory rather than market gas.

Adjusted gross margin (accrual earnings). Energy management's adjusted gross margin (accrual earnings) increased 221.5% to $101.9 million in 2007 from $31.7 million for the year ended March 31, 2006. The increase was primarily due to:

- an increase in contracted gas storage margins from $13.0 million in the year ended March 31, 2006 to $52.5 million in the year ended March 31, 2007 resulting from the timing of winter hedges that captured large summer/winter spreads;

- an increase in proprietary gas and power trading margins from $13.0 million in the year ended March 31, 2006 to $38.5 million in the year ended March 31, 2007; contributions came from both cash and term power trading in the West and fixed and basis gas trading in the Gulf and West coast regions; and
- the execution of a gas supply agreement in 2007 that resulted in $6.1 million of adjusted gross margin and returns from firm transport positions of $3.2 million.

Operations and maintenance. O&M expenses in the energy management segment increased by 5.3%, from $45.7 million in the year ended March 31, 2006 to $48.1 million in the year ended March 31, 2007. This increase was primarily a result of increased capacity payments associated with incremental contracted storage capacity.

Corporate allocations. Corporate allocations in the energy management segment increased by 38.2% from $30.9 million (58.2% of adjusted gross margin) in the year ended March 31, 2006 to $42.7 million (45.9% of adjusted gross margin) in the year ended March 31, 2007. This was due to additional activity and personnel in this segment.

Adjusted EBITDA (accrual earnings). Adjusted EBITDA (accrual earnings) in the energy management segment increased from $14.6 million in the year ended March 31, 2006 to $93.7 million in the year ended March 31, 2007. EBITDA in the energy management segment in the year ended March 31, 2007 excludes $11.6 million of intercompany activities between Enstor and energy management.

Thermal generation

The table below sets out SPHI's adjusted results of operations for the thermal generation business segment for the years ended March 31, 2006 and 2007.

	For the year ended March 31,		
	2006 *(unaudited)*	2007 *(unaudited)*	% change
	($ in millions)		
Thermal generation			
Revenues	538.1	310.6	(42.3)%
Energy costs	(479.5)	(276.9)[(1)]	(42.3)%
Adjusted gross margin[(2)]	58.6	33.7	(42.5)%
Operations and maintenance	(19.5)	(16.3)[(1)]	(16.4)%
Taxes, other than income tax	(1.9)	(0.7)	(63.2)%
EBITDA	37.2	16.7	(55.1)%
Adjusted gross margin and EBITDA reconciliation			
Adjusted gross margin[(2)]	58.6	33.7	(42.5)%
Mark-to-market earnings	(15.0)	(52.4)	249.3%
Adjusted gross margin (accrual earnings)[(3)]	73.6	86.1	17.0%
EBITDA	37.2	16.7	(55.1)%
EBITDA margin[(4)]	63.5%	49.6%	—
Corporate allocations	(12.1)	(10.4)	(14.0)%
Impairments	0	0	—
Adjusted EBITDA[(5)]	49.3	27.1	(45.0)%
Adjusted EBITDA margin[(6)]	84.1%	80.4%	
Mark-to-market earnings	(15.0)	(52.4)	249.3%
Adjusted EBITDA (accrual earnings)[(7)]	64.3	79.5	23.6%
Adjusted EBITDA (accrual earnings) margin[(8)]	87.4%	92.3%	—

(1) Adjustments for plant costs increased energy costs by $7.2 million and decreased operations and maintenance by the same amount.

(2) Gross margin adjusted for certain O&M costs reclassified as costs of goods sold and revenues.

(3) Gross margin adjusted for the effects of mark-to-market accounting.

(4) EBITDA margin is EBITDA divided by adjusted gross margin.

(5) EBITDA adjusted by impairments and excluding corporate allocations.

(6) Adjusted EBITDA margin is adjusted EBITDA divided by adjusted gross margin.

(7) EBITDA adjusted by impairments, excluding corporate allocations and adjusted for the effects of mark-to-market accounting.

(8) Adjusted EBITDA (accrual earnings) margin is adjusted EBITDA (accrual earnings) divided by adjusted gross margin (accrual earnings).

Revenues. Revenues in the thermal generation segment were $538.1 million in the year ended March 31, 2006 and $310.6 million in the year ended March 31, 2007.

Energy costs. Energy costs in the thermal generation segment were $479.5 million (818.3% of adjusted gross margin) in the year ended March 31, 2006 and $276.9 million (821.7% of adjusted gross margin) in the year ended March 31, 2007. This decreased primarily due to lower gas prices in 2007 used to fuel the plant.

Mark-to-market earnings. For the year ended March 31, 2006, SPHI's thermal generation business segment recorded a non-cash loss of $15.0 million under mark-to-market accounting under SFAS 133. For the year ended March 31, 2007 SPHI's thermal generation business segment recorded a non-cash loss of $52.4 million under mark-to-market accounting. The $52.4 million mark-to-market loss was primarily the result of delivering capacity and energy under the tolling agreements and rising heat rates. The collection of capacity payments results in a dollar for dollar offset between realized earnings (which increases) and mark-to-market earnings (which decreases). Rising heat rates affect the forward value of the tolling arrangements since they assume, incorrectly, that they will be covered with market power purchases when, in fact, the tolling contracts are hedged with the Klamath Cogeneration Facility.

Adjusted gross margin (accrual earnings). Thermal generation's adjusted gross margin (accrual earnings) increased 17.0% from $73.6 million for the year ended March 31, 2006 to $86.1 million for the year ended March 31, 2007. The increase was due to (i) the California Department of Water Resources ("CDWR") taking more energy under its tolling agreement, (ii) collection of cycling changes under the CDWR tolling agreement, (iii) the sale of excess transmission capacity, and (iv) the displacement of peaking capacity with market power purchases to serve demand.

Operations and maintenance. O&M expenses in the thermal generation segment decreased by 16.4%, from $19.5 million in the year ended March 31, 2006 to $16.3 million in the year ended March 31, 2007. This decrease was primarily a result of lower general administrative expenses during the year ended March 31, 2007.

Corporate allocations. Corporate allocations in the thermal generation segment decreased by 14.0% from $12.1 million (20.6% of adjusted gross margin) in the year ended March 31, 2006 to $10.4 million (30.9% of adjusted gross margin) in the year ended March 31, 2007. This was due to a larger percentage of corporate overhead being allocated to other business segments.

Adjusted EBITDA (accrual earnings). Adjusted EBITDA (accrual earnings) in the thermal generation segment increased from $64.3 million (87.4% of adjusted gross margin (accrual earnings)) in the year ended March 31, 2006 to $79.5 million (92.3% of adjusted gross margin (accrual earnings)) in the year ended March 31, 2007.

Other

Other business includes the residual operations of SPHI that were not disposed of with the sale of PacifiCorp and which are currently in the wind down process. The table below sets out SPHI's adjusted results of operations for the "other" business segment for the years ended March 31, 2006 and 2007.

	For the year ended March 31,		
	2006 *(unaudited)*	2007 *(unaudited)*	% change
	($ in millions)		
Other			
Revenues	6.8	5.0	(26.5)%
Energy costs	—	—	—
Adjusted gross margin[1]	6.8	5.0	(26.5)%
Operations and Maintenance	9.2	(14.5)	(257.6)%
Taxes, other than income tax	—	—	—
EBITDA	16.0	(9.5)	(159.4)%
Adjusted gross margin and EBITDA reconciliation			
Adjusted gross margin[1]	6.8	5.0	(26.5)%
Mark-to-market earnings	—	—	—
Adjusted gross margin (accrual earnings)[2]	6.8	5.0	(26.5)%
EBITDA	16.0	(9.5)	(159.4)%
EBITDA margin[3]	235.3%	(190.0)%	—
Corporate allocations	—	—	—
Impairments	—	—	—
Adjusted EBITDA[4]	16.0	(9.5)	(159.4)%
Adjusted EBITDA margin[5]	235.3%	(190.0)%	—
Mark-to-market earnings	—	—	—
Adjusted EBITDA (accrual earnings)[6]	16.0	(9.5)	(159.4)%
Adjusted EBITDA (accrual earnings) margin[7]	235.3%	(190.0)%	

(1) Gross margin adjusted for certain O&M costs reclassified as costs of goods sold and revenues.

(2) Gross margin further adjusted for the effects of mark-to-market accounting.

(3) EBITDA margin is EBITDA divided by adjusted gross margin.

(4) EBITDA adjusted by impairments and excluding corporate allocations.

(5) Adjusted EBITDA margin is adjusted EBITDA divided by adjusted gross margin.

(6) EBITDA adjusted by impairments, excluding corporate allocations and adjusted for the effects of mark-to-market accounting.

(7) Adjusted EBITDA (accrual earnings) margin is Adjusted EBITDA (accrual earnings) divided by adjusted gross margin (accrual earnings).

Revenues. Revenues in the other business segment decreased by 26.5%, from $6.8 million in the year ended March 31, 2006 to $5.0 million in the year ended March 31, 2007. This decrease was primarily due to the winding down of non-core businesses following the sale of PacifiCorp.

Operations and maintenance. O&M expenses in the other business segment were a negative $9.2 million in the year ended March 31, 2006 compared to a positive $14.5 million in the year ended March 31, 2007. The year over year change was primarily a result of gain on the disposal of PacifiCorp offsetting normal administrative and salary expenses for the year ended March 31, 2006.

Adjusted EBITDA (accrual earnings). Adjusted EBITDA (accrual earnings) in the other business segment decreased by $16.0 million (235.3% of adjusted gross margin (accrual earnings)) in the year ended March 31, 2006 to negative $9.5 million (190.0% of adjusted gross margin (accrual earnings)) in the year ended March 31, 2007.

Non-adjusted results of operations on unsegmented basis

Taxes, other than income taxes

Taxes, other than income taxes, increased by 38.2%, from $7.6 million in the year ended March 31, 2006 to $10.5 million in the year ended March 31, 2007. This increase was primarily due to increased property taxes as a result of an increase in wind farms.

Depreciation and amortization

Depreciation and amortization increased by 96.1%, from $25.7 million in the year ended March 31, 2006 to $50.4 million in the year ended March 31, 2007. This increase was primarily due to increased wind farms and related operations, with approximately 262 MW of new wind farm capacity coming on line in the year ended March 31, 2007 and a full year of operation of 574 MW of new wind farm capacity constructed in the year ended March 31, 2006, as well as approximately $5.5 million of increased depreciation resulting from a change in the depreciable lives of the wind assets from 30 years to 25 years made in the year ended March 31, 2007.

Income (loss) from operations

Income (loss) from operations was a loss of $53.8 million in the year ended March 31, 2006 and was income of $112.4 million in the year ended March 31, 2007 for the reasons set forth above.

Interest expense

Interest expense decreased by 39.7%, from $186.3 million in the year ended March 31, 2006 to $112.3 million in the year ended March 31, 2007. This decrease was primarily due to a reduction of SPHI's indebtedness owed to ScottishPower Finance 2 Limited. See "—Liquidity and Capital Resources—Cash Flow from Financing Activities."

Interest income

Interest income increased by 350.9%, from $15.9 million in the year ended March 31, 2006 to $71.7 million in the year ended March 31, 2007. This increase was primarily due to an intercompany loan made to ScottishPower UK as well as interest income of $4.4 million from the Aeolus transactions. See "—Liquidity and Capital Resources—Cash Flow from Investing Activities."

Interest capitalized—borrowed funds

Interest capitalized—borrowed funds increased by 98.9%, from income of $9.2 million in the year ended March 31, 2006 to $18.3 million in the year ended March 31, 2007. This increase was primarily due to an increase in the number of wind projects under construction, during which time the related interest was capitalized.

Earnings in unconsolidated joint ventures

Earnings in unconsolidated joint ventures increased by 280.8%, from $2.6 million in the year ended March 31, 2006 to $9.9 million in the year ended March 31, 2007. This increase was primarily due to earnings

from a 62 MW increase in capacity at the Maple Ridge wind farms owned jointly with Horizon Energy during the year ended March 31, 2007.

Minority interest income

Minority interest increased from zero in the year ended March 31, 2006 to $1.3 million in the year ended March 31, 2007. This increase resulted from the Aeolus transactions.

Other income

Other income increased by 79.4%, from $17.5 million in the year ended March 31, 2006 to $31.4 million in the year ended March 31, 2007. This increase resulted from increased synthetic fuel royalty revenue and the sale of assets that were not part of the core business.

Income (loss) from continuing operations before income tax (expense) benefit

Income (loss) from continuing operations before income tax (expense) benefit increased from a loss of $194.9 million in the year ended March 31, 2006 to income of $132.7 million in the year ended March 31, 2007 for the reasons set forth above.

Income tax (expense) benefit

Income tax benefit decreased from a benefit of $80.2 million in the year ended March 31, 2006 to an expense of $253.8 million in the year ended March 31, 2007. The change was due primarily to an increase of $316.7 million primarily related to potential tax audit liabilities (which is net of $9.3 million tax receivable from PacifiCorp). See "—Factors Affecting SPHI Results of Operations—Certain non-recurring items." In addition, the change in tax expense also results from additional book income in March 31, 2007 as compared to March 31, 2006, partially offset by the effects of capital loss utilization at March 31, 2007.

Loss from continuing operations

Loss from continuing operations increased 5.6%, from a loss of $114.7 million in the year ended March 31, 2006 to a loss of $121.1 million in the year ended March 31, 2007 for the reasons set forth above.

Income tax expense from discontinued operations

Income tax expense from discontinued operations decreased by 99.4%, from $339.4 million in the year ended March 31, 2006 to $2.2 million in the year ended March 31, 2007. The change is a result of the disposal of PacifiCorp in the year ended March 31, 2006.

Net (loss) income from discontinued operations

Net (loss) income from discontinued operations decreased from income of $592.0 million in the year ended March 31, 2006 to a loss of $18.6 million in the year ended March 31, 2007 for the reasons set forth above.

(Loss) income from discontinued operations

(Loss) income from discontinued operations was income of $931.4 million in the year ended March 31, 2006 and was a loss of $16.4 million in the year ended March 31, 2007. The income in 2006 results from the sale of PacifiCorp on March 21, 2006. The loss in the year ended March 31, 2007 resulted from SPHI's accrual of $22.2 million in response to claims asserted by MidAmerican Energy Holdings Company, partially offset by a reduction in the provision for discontinued operations of $5.8 million due to a change in estimate.

Gain on disposition, including tax benefit of $21.6

Gain on disposition decreased from $176.8 million in the year ended March 31, 2006 to zero in the year ended March 31, 2007. The gain in the year ended March 31, 2006 was attributable to the sale of PacifiCorp to MidAmerican Energy Holdings Company completed on March 21, 2006.

Net income (loss) gain from discontinued operations

Net income (loss) gain from discontinued operations decreased from a gain of $768.8 million in the year ended March 31, 2006 to a loss of $18.6 million in the year ended March 31, 2007 for the reasons set forth above.

Net income (loss)

Net income (loss) decreased from income of $654.1 million in the year ended March 31, 2006 to a loss of $139.7 million in the year ended March 31, 2007 for the reasons set forth above.

Liquidity and Capital Resources

Cash Flow Statement data

The following table sets forth SPHI's cash flow statement data for the years ended March 31, 2006 and 2007.

	For the year ended March 31,	
	2006 *(audited)*	2007 *(audited)*
	($ in millions)	
Cash flows from operating activities:		
Net income (loss)	654.1	(139.7)
Less: net income from discontinued operations, net of tax	(592.0)	18.6
Less: gain on sale of discontinued operations	(176.8)	—
Net loss from continuing operations	(114.7)	(121.1)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:		
Gain on sale of assets	(10.9)	—
Impairment of long-lived assets and goodwill	49.4	—
Unrealized loss on derivative contracts	22.5	60.9
Depreciation and amortization	25.7	50.4
Gain on sale of leveraged leases	—	(0.7)
Gain on earnings of unconsolidated joint ventures	(2.6)	(9.9)
Other	0.3	—
Changes in:		
Accounts receivable and prepayments	(48.3)	70.1
Inventories	(113.3)	(19.5)
Amounts due to/from affiliates, net	(44.3)	(20.8)
Non-current note receivable	—	(164.1)
Accounts payable, accrued liabilities and taxes payable	110.3	450.6
Deferred income taxes and investment tax credits—net	(107.2)	(36.1)
Deferred revenue	—	746.0
Other non-current assets	—	(6.8)
Other	(1.9)	(47.9)
Net cash provided by (used in) continuing operations	(235.0)	951.1
Net cash used in (provided by) discontinued operations	902.0	(41.3)
Net cash provided by operating activities	667.0	909.8
Cash flows from investing activities:		
Capital expenditures	(707.0)	(479.5)
Business acquisitions and investments	(44.7)	—
Proceeds from sale of assets	20.7	—
Proceeds from sales of finance assets and principal payments	30.2	77.5
Investments in and advances to affiliates	(126.9)	(82.3)
Proceeds from sale of PacifiCorp	5,109.5	—
Repayment (borrowing) loan made to an affiliate	(2,731.4)	2,731.4
Other	—	4.1
Net cash provided by continuing operations	1,550.4	2,251.2
Net cash used in discontinued operations	(960.3)	—
Net cash provided by investing activities	590.1	2,251.2
Cash flows from financing activities:		
Changes in debt due to affiliates	802.8	99.5
Changes in balances with discontinued operations	(309.7)	—
Proceeds from (repayments on) long-term affiliate debt, net transaction costs	2,731.0	(2,731.0)
Repayments of long-term debt to affiliates	(2,375.0)	(460.0)
Leveraged lease debt repayments	(13.9)	—
Return of capital paid	(2,531.7)	—
Contributed capital from parent	375.0	0.8
Other	(2.0)	—
Net cash used in continuing operations	(1,323.5)	(3,090.7)
Net cash provided by discontinued operations	41.4	—
Net cash used in financing activities	(1,282.1)	(3,090.7)
Change in cash and cash equivalents	(25.0)	70.3
Less: Change in cash and cash equivalents from discontinued operations	16.9	41.3
Change in cash and cash equivalents—continuing operations	(8.1)	111.6
Cash and cash equivalents at beginning of period	214.3	206.2
Cash and cash equivalents at end of period	206.2	317.8
Supplemental disclosures of cash flow information:		
Cash paid (received) for:		
Interest		84.1
Taxes		7.6
Non-cash investing and operating activities:		
Accrued capital items		23.3

Cash flow from operating activities

Net cash flow provided by operating activities increased 36.4% from $667.0 million in the year ended March 31, 2006 to $909.8 million in the year ended March 31, 2007. Excluding net income from discontinued operations relating to the sale of PacifiCorp, net cash used in continuing operations was $235.0 million in the year ended March 31, 2006 compared to net cash provided by continuing operations of $951.1 million in the year ended March 31, 2007. The increase in 2007 was due primarily to the following:

- the Aeolus transactions, which resulted in $746.0 million provided by deferred revenue in the year ended March 31, 2007, and which were not in existence in 2006;
- a significantly higher balance in accounts payable, accrued liabilities and taxes payable due primarily to an increased tax contingency of $316.7 million related to potential tax audit liabilities partially offset by the effects of capital loss utilization of $44.1 million; an increase in electricity and gas payable accrual, increased employee benefits of $56.9 million and other payable accruals of $17.4 million;
- cash provided by accounts receivable and prepayments of $70.1 million in 2007 compared to cash used of $48.3 million in 2006. The cash provided in 2007 is comprised of a decrease in margin and other deposits of $98.0 million attributable to an escrow account of $28.4 million and other short-term creditors of $50.6 million at March 31, 2006, which were eliminated at March 31, 2007, and a $19.0 million decrease in margin deposits due to refunds as well as a decrease in prepayments and other of $57.4 million due to a reclassification of a turbine prepayment to non-current. The cash provided in 2007 is partially offset by an increase in accounts receivable of $45.1 million and an increase in other assets of $40.2 million due to long-term prepaid expenses;
- cash used from inventories of $19.5 million in 2007 compared to cash used of $113.3 million in 2006, primarily due to gas sales in 2007;
- cash provided by a $38.4 million increase in unrealized loss on derivative contracts;
- cash provided by a $24.7 million increase in depreciation and amortization expense due to increased wind farms and related operations and to a change in the depreciable lives of the wind assets from 30 in the year ended March 31, 2006 to 25 years in the year ended March 31, 2007;
- cash used by the issuance of a non-current note receivable of $164.1 million in 2007, which was not in existence in 2006;
- no cash flow effect due to impairment of long-lived assets and goodwill in 2007 versus $49.4 million of cash provided in 2006 due to the sale of certain finance and leveraged leases; and
- an increase in the cash used by other assets from $1.9 million in 2006 to $47.9 million in 2007 primarily due to the purchase of the Klamath Falls bonds of $24.7 million, a minimum pension liability of $7.4 million, a SFAS No. 158 adjustment of $6.4 million and an increase in capital lease liabilities of $3.8 million.

As credit support for electricity and natural gas purchase and sales transactions and risk management activities, SPHI deposits or receives cash as margin deposits. At March 31, 2007 and 2006, SPHI had deposited net amounts of $77.6 million and $96.4 million, respectively, under such arrangements. For the period ending March 31, 2007, deposits held by counterparties totaled $101.8 million with deposits from counterparties totaling $24.2 million, resulting in net amounts of $77.6 million. For the period ending March 31, 2006, deposits held by counterparties totaled $135.6 million with deposits from counterparties totaling $39.2 million, resulting in net amounts of $96.4 million. SPHI may receive calls for additional margin deposits from counterparties, or issue such calls, as a result of changes in the mark-to-market conditions for those gas and power positions. Net margin deposits were higher throughout 2006 due to extreme weather conditions in North America which resulted in significant gas price volatility. Gross margin deposits held by counterparties have ranged over the past two years from a low of $56 million to a high of $455 million. All counterparties holding these margin deposits are investment grade. Gross margin deposits held by SPHI have ranged between $28 million and $75 million over the past two years. Factors influencing the size of the deposits include (i) the amounts of gas inventory and unsold wind capacity being hedged, (ii) forward gas and power price volatility and (iii) the amount of credit extended to SPHI by third parties as well as credit extended to third parties by SPHI.

Cash flow from investing activities

SPHI generated $590.1 million of cash from investing activities in the year ended March 31, 2006, including $5,109.5 million in proceeds from the sale of PacifiCorp, which was partially offset by $707.0 million used for capital expenditures primarily for wind farm construction and gas storage facilities, by $2,731.4 million used for

a loan made to ScottishPower NA2 and by $126.9 million used for investments in and advances to affiliates, as well as by $960.3 net cash used in discontinued operations. SPHI generated $2,251.2 million of cash from investing activities in the year ended March 31, 2007, including $2,731.4 million resulting from repayment of a loan made to ScottishPower NA2, which was partially offset by $479.5 million used in capital expenditures and $82.3 million used for investments in and advances to affiliates. See "— Factors Affecting SPHI Results of Operations."

Cash flow from financing activities

SPHI used $1,282.1 million of cash for financing activities in the year ended March 31, 2006, which principally included $309.7 million of changes in balances with discontinued operations, $2,375.0 million in repayments of long-term debt to affiliates and $2,531.7 million in return to ScottishPower plc of capital paid, partially offset by an $802.8 million increase in debt due to affiliates, $2,731.0 million in proceeds from long-term affiliate debt from ScottishPower NA2 and $375.0 million in contributed capital from ScottishPower plc, as well as by $41.4 million in net cash provided by discontinued operations. SPHI used $3,090.7 million of cash for financing activities in the year ended March 31, 2007, which principally included $2,731.0 million used for repayments on long-term affiliate debt owed to ScottishPower Finance 2 Limited and $460.0 million used for other repayments of long-term debt owed to affiliates, partially offset by a $99.5 million increase in debt due to affiliates.

Explanation of cash flow financing

In 1999 NA General Partnership, the Nevada general partnership that formerly wholly owned SPHI's predecessor, PHI, borrowed funds from SPUK and ScottishPower plc to finance the equity purchase of PacifiCorp. This financing was restructured in December 2002, and again in September 2005. The refinancing in September 2005 repaid $2,375 million and provided proceeds of $2,731 million (the original loan amount plus finance fees). Upon the sale of PacifiCorp on March 21, 2006, SPHI received $5,109.5 million in proceeds and immediately loaned $2,731.4 million to ScottishPower NA2, then paid a dividend of $2,531.7 million to Scottish Power Ltd. (formerly ScottishPower plc). In July 2006, Scottish Power NA2 repaid the loan to SPHI of $2,731.4 million and SPHI then repaid the loan to SPUK of $2,731 million. ScottishPower plc (now Scottish Power Ltd.) distributed the majority of the proceeds received from the sale of PacifiCorp (approximately £2.3 billion) to the shareholders of ScottishPower plc in the calendar year ended December 31, 2006.

In the normal course of business SPUK has historically provided financing to SPGHC (a subsidiary of SPHI). In turn, SPGHC funds SPHI and its subsidiaries, including PPM Energy. For a description of the new financing arrangements, see "Related Party Transactions."

Cash and funding sources

To date, SPHI has financed its operations primarily through (i) cash flow from operations, including cash payments from Aeolus transactions and (ii) financing received from affiliates.

SPHI has significant working capital needs due to the up-front financing required for its acquisitions, investments in developing new wind farms, acquisition of gas inventory, and margin deposits. The following table, which has been derived from the relevant financial statements included elsewhere in this offering memorandum, sets forth balances comprising SPHI's working capital at March 31, 2006 and 2007:

Working capital

SPHI had negative working capital as at March 31, 2007 primarily due to classification of the note payable to SPUK as short term debt. The following table, which has been derived from the relevant financial statements included elsewhere in this offering memorandum, sets forth balances comprising the working capital at March 31, 2006 and 2007.

	As of March 31,	
	2006 *(audited)*	2007 *(audited)*
	($ in millions)	
Trade receivables, prepaids and other current assets	269.3	242.9
Amounts due from affiliates	2,735.9	0.1
Current financial assets[(1)]	324.5	251.4
Inventories	153.5	173.0
Cash and cash equivalents	206.2	317.8
Total current assets	3,689.4	985.2
Provisions	(82.5)	(24.9)
Trade accounts payable and other current liabilities	(2,033.6)	(1,692.3)
Trade creditors and accrued liabilities	(185.5)	(377.2)
Taxes payable and deferred tax liabilities	(139.3)	(412.8)
ScottishPower Group financial debt[(2)]	(1,445.8)	(609.8)
ScottishPower Group non-financial debt	(99.1)	(74.4)
Other accounts payable and current liabilities	(163.9)	(218.1)
Total current liabilities	(2,116.1)	(1,717.2)
Net working capital[(3)]	1,573.3	(732.0)
Adjusted working capital[(3)(4)]	159.5	(98.5)[(5)]

(1) Current financial assets include derivative contract assets and margin and other deposits.

(2) ScottishPower Group financial debt represents the current portion of intragroup financial indebtedness to Scottish Power Ltd. and other affiliates. See "Indebtedness."

(3) Not audited.

(4) Adjusted working capital is net working capital adjusted to exclude indebtedness to and from Scottish Power Ltd., cash and cash equivalents and provisions. Adjusted working capital is a non-GAAP measure, is not an item recognized under IFRS and should not be considered as any indicator of a company's operating performance required by IFRS. Adjusted working capital should not in any way be compared to the operating income, net income or cash flow resulting from SPHI activities nor should it be used as an indicator of SPHI's past or future profitability or liquidity.

(5) Adjusted working capital as of March 31, 2007 does not include a non-recurring tax contingency of $316.7 million related to potential tax audit liabilities. See "—Factors Affecting SPHI Results of Operations—Certain non-recurring items."

The adjusted working capital position as of March 31, 2007 was a negative $98.5 million, a decrease of $258.0 million compared to $159.5 million as of March 31, 2006. The decrease was primarily due to:

- a decrease in margin deposits attributable primarily to an escrow account of $28.4 million and other short-term creditors of $50.6 million at March 31, 2006, which were eliminated at March 31, 2007, and a $18.8 million decrease in margin deposits due to refunds, causing the decrease in current financial assets from $324.5 million as of March 31, 2006 to $251.4 million as of March 31, 2007;
- the increase in other accounts payable and current liabilities from $163.9 million as of March 31, 2006 to $218.1 million as of March 31, 2007 was due primarily to deferred revenues of $73.1 million as of March 31, 2007 which were not in existence as of March 31, 2006, and in part due to a decrease in margin deposits as described above, offset by customer deposits of $51.4 million as of March 31, 2006, which were not in existence as of March 31, 2007;
- an increase in trade creditors from $185.5 million as of March 31, 2006 to $377.2 million as of March 31, 2007, due to an increase in electricity and gas payable accrual, increased employee benefits and other payable accruals; and
- a decrease in taxes payable and deferred tax liabilities from $139.3 million as of March 31, 2006 to $96.1 million as of March 31, 2007 (excluding a non-recurring tax contingency of $316.7 million related to potential tax audit liabilities), due primarily to the effects of capital loss utilization of $44.1 million.

Indebtedness

The following table summarizes SPHI's indebtedness for the years ended March 31, 2006 and 2007, in accordance with U.S. GAAP.

	As of March 31,	
	2006	2007
	($ in millions)	
Amounts due to affiliated entities:		
SPUK:		
Note payable	884.0	424.0
Interest payable	0.1	0.1
SPF2:		
Interest payable	0.4	—
Note payable to affiliate	2,731.0	—
PECL:		
Note payable	86.2	185.7
Total related party indebtedness	3,701.7	609.8
Cash and cash equivalents at end of period	206.2	317.8
Total net indebtedness	3,495.5	292.0

All of SPHI's indebtedness during the period under review was related party debt. The decrease in total related party indebtedness from $3,701.7 million as of March 31, 2006 to $609.8 million as of March 31, 2007 was primarily due to the repayment of a note payable to SPF2 of $2,731.0 million. Of the loans outstanding at March 31, 2007, all $609.8 million was at floating interest rates, none of which had capped interest rates. The debt outstanding at March 31, 2006 and 2007 accrued an average annual weighted interest of 4.25% and 5.24% respectively.

At March 31, 2007, SPHI had $1,140.3 million of undrawn lines of related party credit facilities with no maturity.

Off-balance sheet items

At March 31, 2006 and 2007, SPHI had granted guarantees in the amounts of $1,227.4 million and $1,585.7 million, respectively. Outstanding guarantees are comprised primarily of payment and performance guarantees to support the trading function. In addition, on March 21, 2006 SPHI sold its stock in PacifiCorp to MidAmerican Energy Holdings Company, and the stock purchase agreement which effectuated this sale released SPHI from indemnities and warranties other than those relating to corporate income taxes and environmental issues. Neither the tax nor the environmental liabilities have been determined.

Contractual obligations

The table below sets forth, as of September 30, 2007, SPHI's contractual obligations and commercial commitments, based upon the period in which payments are due:

	Less than 1 year	1-5 years	5 years and more	Total
		($ in millions)		
Operating Leases	4.4	16.1	53.5	74.0
Capital	14.1	56.2	173.2	243.5
Purchase Obligations	648.9	0	0	648.9
Total	667.4	72.3	226.7	966.4

Investments

As of March 31, 2007, SPHI had firm commitments for turbine purchases and plant construction costs totaling $520.0 million, and it is expected that these construction activities will be completed by December 2007 and the commitments will be paid before March 31, 2009. These expenditures are subject to continuing review and revision by SPHI, and actual costs could vary from these estimates due to various factors.

Capital expenditures for the years ended March 31, 2006 and 2007 were $889.6 million and $611.0 million, respectively. Due to the differing periods between capital expenditures for wind assets and the date of installation or operation of such wind assets, a significant portion of capital expenditures for a particular period relate to MW under construction and do not correspond with the number of MW installed during such period.

For the year ended March 31, 2006, SPHI spent $793.1 million for the development and construction of wind power projects and $16.9 million on information systems and other growth development projects. SPHI spent $79.6 million on its gas storage operations, of which $56.7 million was used for the development of gas storage facilities, $19.8 million on the acquisition of existing facilities and $3.1 million was incurred for major maintenance expenditures.

For the year ended March 31, 2007, SPHI spent $568.8 million for the development and construction of wind power projects and $10.1 million on information systems and other projects. SPHI spent $32.1 million on its gas storage operations, of which $30.3 million was used for the development of gas storage facilities and the remainder was incurred for major maintenance expenditures.

Contingent liabilities

PPM Energy provided certain guarantees to its wind farm equity investors with respect to certain representations and warranties made pursuant to the sale of membership interests in the Aeolus transactions. In Aeolus I, the amounts of these guarantees are generally capped at the lesser of the amount that would render the guarantor, PPM Energy, insolvent and certain tax and other claim caps. In Aeolus II and III, the amounts of these guarantees are the lessor of an amount that would render the guarantor, PPM Energy, insolvent and a negotiated percentage of the upfront payment, SPF(US) has also issued payment guarantees on behalf of the wind farm project entity, including the wind farm associated with the build-to-sell business activity. Additionally, SPHI has issued payment guarantees and indemnities to turbine suppliers and transmission line and electricity grid operators. Certain of these obligations are counter-guaranteed by Scottish Power Ltd. and Iberdrola, S.A. See "Related Parties—Iberdrola, S.A.—Guarantees."

Derivative Instruments and Risk Management

SPHI engages in the development, acquisition, management and operation of thermal and renewable generation resources, the origination and marketing of wholesale electricity and natural gas and provides natural gas storage and hub services and energy management activities. SPHI's business is exposed to risks relating to, but not limited to, changes in certain commodity prices and counterparty performance. SPHI enters into derivative instruments, including electricity and natural gas forwards, options and swaps to manage its exposure to commodity price and volume risk. SPHI has policies and procedures to manage the risks inherent in these activities and actively monitors its compliance.

The risk management process established by SPHI is designed to identify, assess, monitor and manage each of the various types of risk involved in SPHI's business and activities. The risk management process is also designed to measure quantitative market risk exposure and to identify qualitative market risk exposure. Consistent with SPHI's risk management policy, SPHI enters into various transactions, including derivative transactions, to assist in managing the volatility related to these exposures. The risk management policy governs energy purchase and sales activities and is designed for hedging SPHI's existing energy and asset exposures and, to a limited extent and within established guidelines, permits arbitrage activities to take advantage of market inefficiencies. The policy also governs SPHI's use of derivative instruments, as well as its energy purchase and sales practices, and describes SPHI's credit policy and management information systems required to effectively manage and monitor the use of derivatives. SPHI's risk management policy provides for the use of only those instruments that have a close volume or price correlation with its portfolio of assets, liabilities or anticipated transactions. The risk management policy includes, as a strategic objective, that such instruments will be primarily used for hedging, including commodity price risk management. SPHI will implement the risk management policies of Iberdrola Renovables for future periods. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Quantitative and Qualitative Disclosures about Market Risk" for a description of the Iberdrola Renovables' risk management policy.

SPHI has the following types of commodity transactions:

- Wholesale electricity purchase and sales contracts. SPHI manages energy resources and requirements by integrating plant operations, contract dispatch and energy management activities with various commodity purchase and sale commitments (such as tolling arrangements and electricity purchase contracts), transportation and transmission agreements. Optimization benefits are derived from displacing plant operations with low-priced market purchases and selling or storing the displaced natural gas as well as using contract delivery flexibility to manage location price differentials in both natural gas and electricity.
- Processes involve hedging transactions, which may include the purchase and sale of firm capacity and energy under long-term contracts, the utilization of synthetic heat rate positions and forward purchases and sales of transmission and transportation.

- Fixed price power contracts to manage its wind capacity.
- Natural gas and other fuel purchase contracts. SPHI enters into long-term and short-term natural gas contracts to provide the required fuel resources to its thermal generation facilities and manage its storage and transportation exposures and supply its requirements contracts. These contracts generally have limited optionality and require SPHI to take physical delivery of the commodity. The physical gas transactions are utilized to obtain value from both seasonal spreads (associated with firm storage capacity) and locational spreads (associated with firm transport capacity). Specifically, fixed price, basis and index gas trades are utilized to lock in the value of storage capacity by fixing the price of gas that is purchased in low-priced periods (e.g., spring and fall) and sold in relatively high-priced periods (e.g., summer and winter). Similar instruments are used to hedge the price risk associated with firm transport contracts that expose SPHI to price differentials between the receipt and delivery points. This risk is mitigated by locking in the purchase and sales prices when the location differential is largest, at the receipt point with respect to purchases and at the delivery point with respect to sales. In addition, physical gas is procured and sold to supply end-use customers (i.e., generators).
- Financial natural gas contracts and basis swaps. SPHI also enters into forward financial natural gas contracts to manage its exposures relative to the changes in forward market prices for natural gas. These exposures include changes in the value of owned generation arising from changes in heat rates (efficiency, as measured by the quantity of gas input required) and changes in the value of contracted storage positions arising from seasonal price differentials. Additionally, SPHI may also enter into basis swaps to protect the value of contracted transport capacity against changes in location differentials.
- A combination of gas and power derivatives to manage heat rate risk (i.e., the price relationship between gas and electricity which determines the value of generation capacity in the market). The power derivatives include fixed price power contracts and tolling arrangements. The effect of these agreements is to lock in the margin between the cost of producing electricity and the sales price received for production.

To mitigate exposure to credit risk, SPHI has entered into master netting agreements with most of its significant trading counterparties. These agreements reduced SPHI's credit exposure by approximately $3.9 million at March 31, 2006 and $5.2 million at March 31, 2007. Unrealized gains and losses on contracts with parties under master netting agreements are presented net in the consolidated financial statements. Beyond these agreements SPHI mitigates its risk exposure with other agreements, accounts receivable and accounts payable netting and other normal credit activities necessary to minimize its overall exposure.

Short-term contracts, without explicit or embedded optionality, are valued based upon the relevant portion of the forward market price curve. Contracts with explicit or embedded optionality and long-term contracts are valued by separating each contract into its component physical and financial forward, swap and option legs. Forward and swap legs are valued against the appropriate market curve. The optionality is valued using a modified Black-Scholes model approach or a stochastic simulation (Monte Carlo) approach. Each option component is modeled and valued separately using the appropriate forward market price curve.

The forward market price curve is derived using daily market quotes from independent energy brokers, as well as direct information received from third-party offers and actual transactions executed by SPHI. For long-term contracts extending beyond five years, the forward price curve is based upon market quotes, if available, or the use of a fundamentals model (cost-to-build approach), due to the limited information available. The fundamentals model is updated at least quarterly, or more often as warranted, to reflect changes in the market.

Energy management proprietary activities

SPHI engages in proprietary trading activities with respect to gas and wholesale electricity in order to develop market expertise and capture additional value for the business. To mitigate risk, executive management of SPHI limits the amount of capital they are willing to put at risk for the given year in such trading activities. SPHI aims to achieve $2.0 of gross margin for each $1.0 placed at risk in these trading activities. The table below sets forth the capital placed at risk and gross margins achieved for each of the past three fiscal years from the proprietary trading activities. Proprietary activity in the gas business includes both fixed price and basis trading. Electricity trading involves heat rate, term and cash month activities.

	For the year ended March 31,		
	2005	2006	2007
		($ in millions)	
Gross margin	6.0	13.0	38.4
Capital placed at risk	3.0	6.3	8.5

SP UK ASSETS DISCUSSION AND ANALYSIS OF FINANCIAL INFORMATION

The discussion set forth below is based upon an unaudited aggregation of financial data prepared by the ScottishPower management of the ten companies (the "10 U.K. Wind Companies") comprising the SP UK Assets. We encourage you to read the following discussion in conjunction with the financial statements and the related notes thereto of the 10 U.K. Wind Companies prepared in accordance with U.K. GAAP included elsewhere in this offering memorandum. In addition, we encourage you to read the unaudited aggregated financial information for the SP UK Assets for the years ended March 31, 2005, 2006 and 2007 and the notes thereto included elsewhere in this offering memorandum, which explain the method used to prepare the aggregation. The periods presented in the aggregation may not be consistent with the actual historical financial years of certain of the 10 U.K. Wind Companies. The aggregation does not represent a proper consolidation in accordance with U.K. GAAP. See "Index to Financial Statements—10 U.K. Wind Companies Comprising the SP UK Assets."

Effective October 3, 2007, the SP UK Assets became part of Iberdrola Renovables. Based on SP UK Assets' unaudited consolidated financial data used in the preparation of the pro forma financial information, the SP UK Assets represented approximately 8.2% and 8.3% of the pro forma gross margin, and 9.1% and 9.6% of pro forma EBITDA of the Iberdrola Renovables Group under IFRS, including the pro forma adjustments and harmonization, for the year ended December 31, 2006 and for the nine months ended September 30, 2007, respectively. See "Acquisition and Unaudited Pro Forma Financial Information."

In future financial periods (effective as of October 3, 2007) the financial condition and results of operations of the companies comprising the SP UK Assets will be consolidated with those of Iberdrola Renovables and its consolidated subsidiaries, which are reported under IFRS, and future accounting decisions will be made by Iberdrola Renovables, which may differ from the SP UK Assets' historical accounting policies. As a result, the 10 U.K. Wind Companies' financial years will end on December 31. You should consult your own accounting advisers for an understanding of the differences between IFRS and U.K. GAAP and how those differences affect the financial statements and other financial information presented in this offering memorandum. See "Risk Factors—This offering memorandum includes financial statements prepared in euro, dollars and sterling under IFRS, U.S. GAAP and U.K. GAAP, respectively, and a discussion of our results of operations under IFRS, U.S. GAAP and U.K. GAAP, respectively, which differ in certain material respects." The translation of each of the 10 U.K. Wind Companies' U.K. GAAP financial statements into IFRS and the implementation of accounting principles by the management of Iberdrola Renovables may have a significant impact on reported results in future years. The discussion and comparison of the SP UK Assets' results for the years ended March 31, 2005, 2006 and 2007 is provided below for informational purposes only. As a result of the factors described above and other factors described below under "—Factors Affecting the SP UK Assets' Results of Operations," the SP UK Assets' results for the years ended March 31, 2005, 2006 and 2007 should not be considered indicative of future revenues, operating results or net income and you are advised not to place undue reliance on this discussion.

The following discussion includes forward-looking statements which, although based on assumptions that the ScottishPower management of the SP UK Assets considers reasonable, are subject to risks and uncertainties which could cause actual events or conditions to differ materially from those expressed or implied by the forward-looking statements. For a discussion of some of those risks and uncertainties please refer to the sections entitled "Forward-Looking Statements" and "Risk Factors."

Overview

The SP UK Assets are engaged in the business of electricity generation from wind and are the largest onshore wind farm developer and operator in the United Kingdom in terms of installed capacity. We estimate, based on market data from the British Wind Energy Association, that the SP UK Assets had approximately 17% of the U.K. wind energy generation market by installed capacity as of December 31, 2006. See "Industry." As of March 31, 2007, the SP UK Assets had 345 MW of total installed capacity, of which 100% was wind capacity. See "Business—Renewable Energy Businesses."

As further discussed below, the SP UK Assets' historical results of operations have been driven principally by: (i) the expansion of their business through an increase in installed capacity and production and (ii) the evolution of electricity prices which are in whole or in part determined by regulatory authorities and exposed, in whole or in part, to market pricing. See "Regulatory" and "Risk Factors—Our profitability in each of the regional markets in which we operate is dependent on policies and regulatory frameworks that support renewable energy development."

Presentation of Financial Information

Each of the 10 U.K. Wind Companies comprising the SP UK Assets was operated as a stand-alone business during the period under review and no consolidated financial statements are available for the SP UK Assets. The discussion below is based upon an unaudited arithmetic aggregation of the financial statements of the 10 U.K. Wind Companies, comprising the SP UK Assets, each of which were prepared in accordance with U.K. GAAP. This arithmetic aggregation does not represent a proper consolidation in accordance with U.K. GAAP and you are cautioned not to place undue reliance on such aggregation and financial data.

The SP UK Assets' aggregated financial data, the consolidated SP UK Assets' financial information included in the unaudited pro forma financial information and the stand-alone audited financial statements of the 10 U.K. Wind Companies do not include certain central costs, specifically (i) pipeline development costs and (ii) certain support services provided by affiliates and parent companies, including finance, human resources, legal, information technologies, office accommodation, system support and other administrative expenses. We do not consider these central costs to be significant in relation to our total pro forma operating results. Therefore, the line item "net operating expenses" does not include all expenses associated with the SP UK Assets for the periods presented and may not be indicative of future performance or results of operations. The historical pipeline development costs for SP UK Assets with respect to wind projects in development were undertaken by affiliates of ScottishPower plc, and were purchased by SPREHL from Iberdrola, S.A. on August 31, 2007 at book value. SPREHL has subsequently been acquired by Iberdrola Renovables pursuant to the Acquisition. The support services costs will be assumed by Iberdrola Renovables, and going forward, further to the Framework Agreement with Iberdrola, S.A., the SP UK Assets will purchase some of these services from ScottishPower UK plc on terms which Iberdrola Renovables believes are consistent with terms available to unaffiliated parties in the market. See "Related Party Transactions—ScottishPower Group Companies."

Moreover, the aggregation of the SP UK Assets differs in certain respects from the consolidation of the SP UK Assets' financial information used to prepare the pro forma financial information for the Iberdrola Renovables Group. For a description of the method of aggregation used to prepare the financial information, see "Index to Financial Statements--Description of preparation of Unaudited Aggregation of Financial Data of the 10 U.K. Wind Companies Comprising the SP UK Assets" and for a discussion of the consolidation under U.K. GAAP for purposes of preparing the unaudited pro forma financial information, see "Acquisition and Unaudited Pro Forma Financial Information."

Factors Affecting the SP UK Assets' Results of Operations

Expansion of the SP UK Assets' business

The SP UK Assets have significantly increased their installed wind capacity and production in the past three years.

Installed capacity

The SP UK Assets continue to expand the number and size of their wind farms and have significantly increased installed capacity and production in recent years, resulting in increased revenues and increased operating expenses, as well as increased depreciation related to the increased wind farm assets. The SP UK Assets had 158 MW, 271 MW and 345 MW of installed wind capacity as of March 31, 2005, 2006 and 2007, respectively. For the years ended March 31, 2005, 2006 and 2007, the SP UK Assets added 30 MW (23.1% increase), 113 MW (71.5% increase) and 74 MW (27.3% increase) of installed capacity, respectively.

Electricity production

For the years ended March 31, 2005, 2006 and 2007, the SP UK Assets produced 440 GWh, 587 GWh and 855 GWh of electricity, respectively.

Regulatory framework and pricing terms

Changes in price of electricity

Our renewable energy projects depend heavily on policies in support of the development of renewable energy, such as various types of governmental incentives that support the sale of energy from renewable sources. See "Risk Factors—Our profitability in each of the regional markets in which we operate is dependent on

policies and regulatory frameworks that support renewable energy development." For a further description of the regulatory framework, pricing and subsidies, see "Regulatory."

The average price at which the SP UK Assets sold electricity (including the ROCs and LECs, when applicable) in the United Kingdom was £56.59 per MWh, £56.90 per MWh and £72.63 per MWh for the years ended March 31, 2005, 2006 and 2007, respectively. The significant increase in average price at which electricity was sold in the year ended March 31, 2007 was primarily due to the significant increase in market prices for power in the year ended March 31, 2006. The SP UK Assets historically sold the majority of production from wind farms which were eligible to receive ROCs to ScottishPower Energy Retail Ltd. based on a percentage of the average market price for the prior year.

Wind farms that were placed into production prior to the introduction of the Renewables Obligation on April 1, 2002 (the "Pre-ROC Wind Farms") are not eligible to receive ROCs for the first ten years of operation, but will receive ROCs thereafter. As of September 30, 2007, the SP UK Assets had Pre-ROC Wind Farms with installed capacity of 76 MW that is sold under various PPAs which have either fixed escalating tariffs or tariffs set with reference to an index. The average price per megawatt hour under these PPAs was £50.64 per MWh, £52.31 per MWh and £51.76 per MWh for the years ended March 31, 2005, 2006 and 2007, respectively.

U.K. wind farms under these arrangements will become eligible for ROCs following expiry of their current PPAs. As such, the SP UK Assets have 15 MW of installed wind capacity that will become eligible to receive ROCs during 2009, 16 MW during 2011 and 30 MW during 2016. Republic of Ireland wind farms (15 MW) included in the Pre-ROC Wind Farm totals above will not become eligible for ROCs.

Currently, renewable energy generators receive one ROC for each MWh produced by facilities that were put into production after the introduction of the Renewables Obligation ("ROC Wind Farms"). Thus all new wind farms that we put into production in the United Kingdom will be ROC Wind Farms and will be eligible to receive ROCs. See "Regulatory—United Kingdom" for a further description of the contribution of ROCs and climate change LECs to the total commodity price. The following table sets forth the average market electricity prices and average ROC and LEC prices per MWh for the years ended March 31, 2005, 2006 and 2007 and does not represent the prices achieved by the SP UK Assets for such periods.

Average prices	For the year ended March 31,		
	2005	2006	2007
		(£ per MWh)	
Power[1]	25.84	46.75	32.86
ROC	51.38	42.54	49.28
LEC	4.30	4.30	4.41

(1) Market electricity price based on the average Heren day-ahead baseload price. Heren is a leading publisher of gas, power and carbon market information for Europe. Prices are wholesale maket electricity prices and are not reflective of discounts generally applied to power generated by wind.

Changes in policies, regulation or legislation

The SP UK Assets have benefited from regulations and policies that support the development of renewable energy projects which have affected the SP UK Assets' business and revenue growth. See "Industry" and "Risk Factors—Our profitability in each of the regional markets in which we operate is dependent on policies and regulatory frameworks that support renewable energy development" for a more detailed discussion of the factors driving growth in the renewable energy industry and related challenges.

Under the Renewable Obligation Orders in the United Kingdom, licensed suppliers of electricity in England, Wales, Scotland and Northern Ireland are required to ensure that a certain percentage of electricity supplied to their customers is sourced from designated renewable energy sources. The percentage of energy required to be sourced from renewable sources is 7.9% in 2007/2008, increasing annually to 10.4% in 2009/2010, 13.4% in 2013/2014 and 15.4% in 2015. See "Regulatory."

Key Accounting Policies

As the information provided in this section consists of aggregated financial information of the SP UK Assets, there are no key accounting policies for the SP UK Assets. We encourage you to read the sections entitled "Accounting Policies" in the notes to the financial statements of each of the 10 U.K. Wind Companies prepared in accordance with U.K. GAAP which describe certain accounting policies related to such financial statements.

Explanation of Key Income Statement Items and Gross Margin

Turnover

Turnover, which excludes Value Added Tax and trade discounts, represents the invoiced value of electricity generated by wind power plants, ROCs, LECs and accrued income. Accrued income represents the sales value of energy which is yet to be invoiced and is based on the value of units supplied. Units are determined by energy volumes recorded on the wind farm meters and industry-wide trading and settlement systems.

Gross margin

Gross margin is turnover less energy costs or procurements. As there are no energy costs or procurements for wind electricity generation in the United Kingdom, gross margin is the same as turnover.

Net operating expenses

Net operating expenses reflect the direct costs of the electricity produced, the costs of transmitting and distributing units of electricity and the other indirect costs of the business. These costs do not reflect all of the operating costs of the SP UK Assets as they do not include pipeline development costs or administrative support services provided by affiliates and parent companies.

Depreciation

Depreciation is comprised of property, plant and equipment depreciation charges. Depreciation is calculated in order to write off the cost of operational tangible fixed assets over their estimated useful economic lives on a straight-line basis. Assets in the course of construction are not depreciated. The depreciation periods used for buildings, plant and machinery are as follows:

Wind farms	20 years
Buildings	20 years
Plants and machinery	15-20 years

Interest income/(expense)

Interest expense consists principally of the financing costs of loans received from affiliated companies. Interest receivable principally represents income received on external cash deposits. Interest on the financing directly attributable to wind farm construction is capitalized gross of tax relief during the period of construction and depreciated as part of the total cost over the operational life of the asset. All other interest payable and receivable is recognized as it is incurred.

Tax income/(payable)

Tax payable comprises current tax payable on the taxable profit for the year and deferred tax. Current tax, comprising U.K. corporation tax, is provided at amounts expected to be paid (or recovered) using the tax rates and laws that have been enacted or substantively enacted by the balance sheet date. The Finance Bill 2007, which was regarded as substantially enacted on June 26, 2007, introduced, among other measures, a reduction in the corporation tax rate from 30% to 28% from April 1, 2008.

Aggregated Results of Operations

The following table sets forth the aggregated financial data of the SP UK Assets for the years ended March 31, 2005, 2006 and 2007:

	For the year ended March 31,					
	2005[1] (unaudited)	%[2]	2006[1] (unaudited)	%[2]	2007[1] (unaudited)	%[2]
	(£ in millions, except percentages)					
Turnover	24.9	100.0%	33.4	100.0%	62.1	100.0%
Gross margin[3]	24.9	100.0%	33.4	100.0%	62.1	100.0%
Net operating expense	(4.0)	(16.1)%	(7.8)	(23.4)%	(10.2)	(16.4)%
EBITDA[4]	20.9	83.9%	25.6	76.6%	51.8	83.4%
EBITDA margin[5]	83.9%	—	76.6%	—	83.4%	—
Depreciation	(5.9)	(23.7)%	(8.7)	(26.0)%	(14.0)	(22.5)%
Operating profit/loss (EBIT)	15.0	60.2%	16.9	50.6%	37.9	61.0%
EBIT Margin[6]	60.2%	—	50.6%	—	61.0%	—
Interest income (expense)	(2.6)	(10.4)%	(2.4)	(7.2)%	(9.9)	(15.9)%
Pre-tax income	12.4	49.8%	14.6	43.7%	28.0	45.1%
Tax income (expense)	(3.7)	(14.9)%	(4.4)	(13.2)%	(9.0)	(14.5)%
Profit/Loss after tax before minorities	8.7	34.9%	10.2	30.5%	19.0	30.6%
Minorities	—	—	0.1	0.3%	0.2	0.3%
Net Income	8.7	34.9%	10.1	30.2%	18.8	30.3%

(1) The financial data is an aggregation of the U.K. GAAP financial statements of the ten companies comprising the SP UK Assets and does not represent a consolidation under U.K. GAAP. The periods presented in the aggregation may not be consistent with the actual historical financial years of certain of the 10 U.K. Wind Companies. See "Index to Financial Statements—Description of preparation of Unaudited Aggregation of Financial Data of the 10 U.K. Wind Companies Comprising the SP UK Assets" for a description of the method of aggregation used to prepare the financial information. See the introduction to "SP UK Assets Discussion and Analysis of Financial Information" for a discussion of certain limitations inherent in this aggregation.

(2) Percentage of gross margin.

(3) Gross margin is the same as turnover as there are no energy costs or procurements in the aggregated financial data of the SP UK Assets.

(4) EBITDA represents earnings before interest, taxes, depreciation and amortization. EBITDA is included because it is frequently used by certain investors, securities analysts and other interested parties in evaluating similar companies. However, because all companies do not calculate EBITDA identically, the presentation of EBITDA for the SP UK Assets may not be comparable to similarly titled measures of other companies, including Iberdrola Renovables and SPHI. EBITDA is not an item recognized under U.K. GAAP and should not be considered as an alternative to profit from operations, operating income or any other indicator of a company's operating performance required by U.K. GAAP. EBITDA should not in any way be compared to the operating income, net income or cash flow resulting from the activities of the SP UK Assets, nor should it be used as an indicator of their past or future profitability or liquidity.

(5) EBITDA margin is EBITDA divided by gross margin.

(6) EBIT margin is EBIT divided by gross margin.

Comparison of years ended March 31, 2007 and March 31, 2006

Turnover

Turnover increased by 85.9% from £33.4 million in the year ended March 31, 2006 to £62.1 million in 2007. The increase in underlying net sales was due primarily to an increase in electricity production from 587 GWh produced for the year ended March 31, 2006 to 855 GWh for the year ended March 31, 2007 that was primarily due to the increase in installed capacity from 271 MW as of March 31, 2006 to 345 MW as of March 31, 2007. This increase in turnover was also due to the increase in our average price per megawatt hour from £56.90 to £72.63 for the years ended March 31, 2006 and 2007, respectively, as our contracts with ScottishPower Energy Retail Ltd. were based on a percentage of the average market electricity price for the prior year, which increased from £25.84 to £46.75 for the years ended March 31, 2005 and 2006, respectively. See "—Factors Affecting the SP UK Assets' Results of Operations—Regulatory framework and pricing terms—Changes in price of electricity."

Gross margin

Gross margin increased by 85.9% from £33.4 million in the year ended March 31, 2006 to £62.1 million in 2007. The increase in gross margin was due to the factors set forth in the turnover discussion above.

Net operating expenses

Net operating expenses increased by 30.8% from £7.8 million (23.4% of turnover) in the year ended March 31, 2006 to £10.2 million (16.4% of turnover) in 2007. The increase in net operating expenses was primarily due to the 45.8% increase in electricity production from 587 GWh produced for the year ended March 31, 2006 to 855 GWh for the year ended March 31, 2007, primarily due to the increase in installed capacity from 271 MW as of March 31, 2006 to 345 MW as of March 31, 2007.

EBITDA

EBITDA increased by 102.3% from £25.6 million (76.6% of turnover) in the year ended March 31, 2006 to £51.8 million (83.4% of turnover) in the year ended March 31, 2007. EBITDA has increased for the reasons described above.

Depreciation

Depreciation increased by 60.9% from £8.7 million (26.0% of turnover) in the year ended March 31, 2006 to £14.0 million (22.5% of turnover) in 2007. This was primarily due to an increase in the depreciable asset base represented by a 74 MW increase in installed capacity for the year ended March 31, 2007.

Interest income/(expense)

Interest expense increased to £9.9 million (15.9% of turnover) in the year ended March 31, 2007 from £2.4 million (7.2% of turnover) in the year ended March 31, 2006. This increase was primarily due to an increase in total indebtedness for the same periods relating to the financing of the additional 74 MW of capacity installed during the year ended March 31, 2007.

Tax income/(payable)

Income tax payable increased from £4.4 million (13.2% of turnover) in the year ended March 31, 2006 to £9.0 million (14.5% of turnover) in 2007. The effective tax rate in 2006 and 2007 equaled 30.1% and 32.1%, respectively.

Comparison of years ended March 31, 2006 and March 31, 2005

Turnover

Turnover increased by 34.1% from £24.9 million in the year ended March 31, 2005 to £33.4 million in 2006. The increase in underlying net sales was due primarily to an increase in electricity production from 440 GWh produced for the year ended March 31, 2005 to 587 GWh for the year ended March 31, 2006, that was primarily due to the increase in installed capacity from 158 MW as of March 31, 2005 to 271 MW as of March 31, 2006. This increase in turnover was also due to a slight increase in the average price per megawatt hour from £56.59 to £56.90 over the same period.

Gross margin

Gross margin increased by 34.1% from £24.9 million in the year ended March 31, 2005 to £33.4 million in 2006. The increase in gross margin was due to the factors set forth in the turnover discussion above.

Net operating expenses

Net operating expenses increased by 95% from £4.0 million (16.1% of turnover) in the year ended March 31, 2005 to £7.8 million (23.4% of turnover) in 2006. The increase in net operating expenses was primarily due to the 33.4% increase in electricity production from 440 GWh produced for the year ended March 31, 2005 to 587 GWh for the year ended March 31, 2006, which resulted from the increase in installed capacity from 158 MW as of March 31, 2005 to 271 MW as of March 31, 2006.

EBITDA

EBITDA increased by 22.5% from £20.9 million (83.9% of turnover) in the year ended March 31, 2005 to £25.6 million (76.6% of turnover) in the year ended March 31, 2006. EBITDA has increased for the reasons described above.

Depreciation

Depreciation increased by 47.4% from £5.9 million (23.7% of turnover) in the year ended March 31, 2005 to £8.7 million (26.0% of turnover) in 2006. This was primarily due to an increase in the depreciable asset base represented by a 113 MW increase in installed capacity for the year ended March 31, 2006.

Interest income/(expense)

Interest expense decreased slightly to £2.4 million (7.2% of turnover) in the year ended March 31, 2006 from £2.6 million (10.4% of turnover) in 2005.

Tax income/(payable)

Income tax expense increased to £4.4 million (13.2% of turnover) in the year ended March 31, 2006 from £3.7 million (14.9% of turnover) in 2005. The effective tax rate in 2005 and 2006 equaled 29.8% and 30.1%, respectively.

Liquidity and Capital Resources

Cash flow data

Cash flow data is not available for the SP UK Assets on an aggregated basis. We encourage you to review the cash flow statements presented in the individual financial statements of certain of the 10 U.K. Wind Companies.

Cash and funding sources

To date, the SP UK Assets and the pipeline development projects, which are not included in the aggregated financial data of operational SP UK Assets included above, have financed their operations and development, respectively, exclusively through (i) cash from operations (with respect to the SP UK Assets) and (ii) variable interest rate financing received from their former parent company, ScottishPower UK plc, which assigned such loan to Scottish Power Ltd. This loan was ultimately assigned to Iberdrola, S.A. Future financing requirements will be met through an intercompany loan agreement between Iberdrola, S.A. and ScottishPower Group Holdings Company. See "Related Party Transactions—Iberdrola, S.A.—Financing Agreements."

Indebtedness

The following table summarizes the SP UK Assets' indicative aggregate borrowings for the nine months ended September 30, 2007.

	As of September 30, 2007[1]
	(£ in millions)
Intercompany borrowings (current)	269.9
Intercompany borrowings (payable after 1 year)	15.9
Bank borrowings (current)	16.7
Total borrowings	302.5

(1) The indebtedness information presented for the SP UK Assets was prepared under IFRS and is provided in the September 30, 2007 pro forma balance sheet for the Iberdrola Renovables Group. See "Acquisition and Unaudited Pro Forma Financial Information."

As of September 30, 2007, the SP UK Assets had total indebtedness of £302.5 million, £286.6 million of which is classified as current. The SP UK Assets historically obtained financing at variable interest rates from their former parent company and primary lender, Scottish Power Ltd. It is anticipated that certain of these loans will be repaid using the proceeds of the Offering. See "Use of Proceeds."

Contractual obligations

The table below sets forth, as of September 30, 2007, the SP UK Assets' contractual obligations and commercial commitments based upon the period in which payments are due:

	Less than 1 year	1-3 years	3-5 years	5 years and more	Total
			(£ in millions)		
Contractual obligations					
SP UK Assets					
Bank overdraft	16.7	—	—	—	16.7
Long-term debt obligations	—	—	—	—	—
Financing from SPUK	269.9	2.1	2.1	11.7	285.8
Capital (finance) lease obligations	—	—	—	—	—
Creditors and accruals	71.5	0.2	—	—	71.7
Decommissioning provisions	—	—	—	7.6	7.6
Capital commitments contracted but not provided	163.0	77.7	—	—	240.7
Operating lease obligations	1.0	2.1	2.1	18.8	24.0
Total	522.1	82.1	4.2	38.1	646.5

BUSINESS

In this offering memorandum, the words "we," "us," and "our" refer to Iberdrola Renovables together with our subsidiaries on a consolidated basis, except where otherwise specified or clear from the context. We acquired the ScottishPower Assets on October 3, 2007 and certain information set forth in the "Business" section and elsewhere in this offering memorandum was provided by the ScottishPower management of each of the SP US Assets and the SP UK Assets. We did not operate these assets together prior to October 3, 2007. Any projections and other forward-looking statements in this section are not guarantees of future performance and actual results could differ materially from current expectations. Numerous factors could cause or contribute to such differences. See "Risk Factors" and "Forward-Looking Statements."

Installed capacity represents our consolidated installed capacity, which is calculated by including 100% of the installed capacity attributable to our subsidiaries we fully consolidate in our consolidated financial statements and the portion of installed capacity attributable to us for those subsidiaries over which we do not exercise control and in the same proportion in which we consolidate them using the proportional consolidation method. References to "actual" installed capacity means historical installed capacity of Iberdrola Renovables, the SP US Assets (including capacity of wind farms included in the Aeolus institutional investment structures) or the SP UK Assets, as the case may be, on a stand alone basis. Pipeline figures presented in this section are on a pro forma basis. References to "pro forma" installed renewable capacity means installed capacity on a consolidated pro forma basis, including the consolidated installed renewable capacity of each of Iberdrola Renovables, the SP US Assets and the SP UK Assets (including capacity of wind farms included in the Aeolus institutional investment structures), and include 606 MW of installed wind capacity under power purchase agreements with FPL Energy, Inc. ("606 MW FPL PPAs") but excludes the 537 MW of non-renewable thermal generation capacity. The criteria used in the pipeline projections and other information may differ by geographic segment. Our pipeline classification categories are used for internal planning purposes and are not used by other companies in our industry and have not been verified or audited by any third party. See "Risk Factors—The basis and underlying assumptions used in the classification of our pipeline were internally developed and have not been audited or verified by any third party."

Overview

We are a leading renewable energy company engaged primarily in the design, development, construction management and operation of generation plants that produce electricity using renewable sources and the sale of electricity produced by such plants. Our business currently includes onshore wind energy and mini-hydro energy, and, to a lesser extent, solar photovoltaic energy. We are also developing offshore wind energy and other renewable technologies, including solar thermal energy, biomass and wave energy. As of and during the nine months ended September 30, 2007, we had 7,342 MW of pro forma installed renewable capacity and produced pro forma 9,736 GWh of electricity using renewable sources worldwide. In addition to the generation of electricity from renewable sources, we also operate in the natural gas storage, energy management and thermal generation businesses. Currently, our activities are primarily focused in Spain, the United States and the United Kingdom, and we have a presence in 16 other countries, including Greece, Poland and France, through our operating assets, pipeline projects, and/or local offices.

The table below sets forth the contribution by each of our business segments (and, in the case of wind, the geographies in which we operate), to our gross margin, percent of gross margin, EBITDA and percent of EBITDA on a pro forma basis for the nine months ended September 30, 2007 and for the year ended December 31, 2006.

Business segments	Pro forma for the nine months ended September 30, 2007[1]				Pro forma for the year ended December 31, 2006[2]			
	Gross margin[3] (unaudited)	% of Gross margin	EBITDA (unaudited)	% of EBITDA	Gross margin[3] (unaudited)	% of Gross margin	EBITDA (unaudited)	% of EBITDA
	(€ in millions, except percentages)							
Wind	651.2	81.3%	522.1	92.5%	881.3	78.7%	733.8	87.1%
Spain[4]	410.3	51.2%	343.0	60.8%	601.2	53.7%	517.5	61.4%
United States	117.7	14.7%	81.0	14.4%	134.9	12.1%	97.5	11.6%
United Kingdom[4]	66.8	8.3%	51.2	9.1%	92.0	8.2%	75.3	8.9%
Rest of the World[4]	56.4	7.0%	47.0	8.3%	53.2	4.8%	43.5	5.2%
Mini-hydro	25.0	3.1%	17.7	3.1%	41.2	3.7%	33.3	3.9%
Total Renewables	676.3	84.5%	539.8	95.7%	922.5	82.4%	767.1	91.0%
Gas[5]	28.8	3.6%	13.7	2.4%	51.4	4.6%	33.2	3.9%
Thermal	52.0	6.5%	40.8	7.2%	62.6	5.6%	50.0	5.9%
Energy management	43.6	5.4%	10.3	1.8%	78.8	7.0%	36.4	4.3%
Other[6]	0.1	0.0%	(40.3)	(7.1)%	4.0	0.4%	(43.9)	(5.2)%
Total	800.7	100.0%	564.3	100.0%	1,119.3	100.0%	842.8	100.0%

(1) Unaudited pro forma financial information derived from the income statement data of Iberdrola Renovables, SPHI and the 10 U.K. Wind Companies as if the Acquisition had been completed on January 1, 2007.

(2) Unaudited pro forma financial information derived from the income statement data of Iberdrola Renovables, SPHI and the 10 U.K. Wind Companies as if the Acquisition had been completed on January 1, 2006.

(3) Gross margin is revenue less energy costs or procurements. See "Presentation of Financial and Other Information—Non-GAAP Financial Measures."

(4) Wind gross margin in Spain, the United Kingdom and the Rest of the World is the same as revenue, as there are no energy costs in these jurisdictions.

(5) Enstor business segment.

(6) "Other" includes other technologies, overhead costs, and other operating income.

On October 3, 2007, we acquired from our parent Iberdrola, S.A. (the "Acquisition") the ScottishPower Assets (as defined below), which consist of significant renewable energy generation and other assets, located primarily in the United States and the United Kingdom. The Acquisition increased our installed wind capacity by 1,992 MW in the United States and by 372 MW in the United Kingdom as of September 30, 2007. Additionally, as part of the Acquisition, we began operating thermal generation, gas storage and energy management businesses in the United States. See "Acquisition and Unaudited Pro Forma Financial Information."

Renewable businesses

Our principal business is the generation of electricity from renewable energy sources. We believe the favorable renewable energy market conditions in the countries in which we operate have been and will continue to be supported by concern about security of energy supply, concern about environmental sustainability and the increasing economic efficiency of renewable technologies. Among other factors, we benefit from current national and international policies which support the development of renewable energy by granting various incentives to renewable energy producers. As of September 30, 2007, we had 7,342 MW of pro forma installed renewable capacity.

Within the renewable business, we specialize in the generation of electricity from wind energy, which represented 95.3% of our pro forma installed renewable capacity, with 7,000 MW of installed wind capacity as of September 30, 2007 and which accounted for 81.3% and 78.7% of our pro forma gross margin and 92.5% and 87.1% of pro forma EBITDA for the nine months ended September 30, 2007 and for the year ended December 31, 2006, respectively.

In addition to wind energy, in the renewable energy sector, we are also present in mini-hydro energy with 342 MW or 4.7% of our pro forma installed renewable capacity as of September 30, 2007. Mini-hydro accounted for 3.1% and 3.7% of our pro forma gross margin and 3.1% and 3.9% of pro forma EBITDA on a pro forma basis for the nine months ended September 30, 2007 and for the year ended December 31, 2006, respectively. Our mini-hydro power plants are located in Spain. We also have 0.3 MW of installed solar photovoltaic capacity and are developing and intend to operate solar thermal, biomass, wave energy and other renewable energy generation technologies. See "—Other Renewable Technologies."

The table below sets forth our pro forma installed renewable capacity as of September 30, 2007 in each of our renewable energy business segments and, in the case of wind, the geographies in which we operate.

	Pro forma as of September 30, 2007	
Business segments	**Installed renewable capacity (in MW)**	**% of total installed renewable capacity**
Wind	7,000	95.3%
Spain	4,035	55.0%
United States	2,046	27.9%
United Kingdom	372	5.1%
Rest of the World	547	7.5%
Mini-hydro	342	4.7%
Other renewable technologies[1]	0.3[1]	0.0%
Total renewables	7,342	100.0%

(1) Includes 0.3 MW of solar photovoltaic energy in Spain and Greece.

Our development plan (the "Development Plan") targets installing approximately 2,000 MW of renewable capacity per year in order to reach 13,600 MW of installed renewable capacity by 2010. There can be no assurance that we will reach our targets and in the anticipated timeframe. See "Forward-Looking Statements." We have based our Development Plan on the visibility provided by our pipeline and pipeline categorization methodology.

As of September 30, 2007, we had a 41,266 MW pipeline portfolio of renewable energy projects in various phases of development in several geographical markets. We use rigorous objective criteria based on our development experience to categorize our pipeline projects into three categories depending on the phase of development and the percentage probability of being placed successfully into completion per category: (i) "highly confident" (approximately 95% probability), (ii) "likely" (approximately 40-50% probability) and (iii) "probable" (approximately 20% probability). For a more detailed description of the pipeline categories, see "—Renewable Energy Businesses—Pipeline" and "Risk Factors—The basis and underlying assumptions used in the classification of our pipeline were internally developed and have not been audited or verified by any third party."

The table below sets forth our project pipeline according to business segment and phase of development as of September 30, 2007:

Pipeline by business segment	Total Pipeline	% Total	Highly confident	% of Highly confident	Likely	% of Likely	Probable	% of Probable
	(in MW, except percentages)							
Wind[1]	40,338	97.8%	2,830	98.2%	11,938	97.1%	25,570	98.0%
Mini-hydro	285	0.7%	—	—	127	1.0%	158	0.6%
Other renewable technologies	643	1.6%	52	1.8%	233	1.9%	358	1.4%
Total renewables	41,266	100.0%	2,882	100.0%	12,298	100.0%	26,086	100.0%

(1) Includes both onshore and offshore wind pipeline.

Within the highly confident category, 1,375 MW are under construction, of which 1,323 MW are in wind projects, 50 MW represents our first solar thermal plant and 2 MW represents our first biomass plant.

Non-renewable businesses

In addition to the renewable energy businesses, our subsidiaries in the United States also (i) offer gas storage services through owned gas storage facilities, (ii) own and operate thermal generation facilities and (iii) operate an energy management business.

We operate our natural gas storage business, which includes the development, operation and ownership of gas storage facilities, through Enstor Operating Company, LLC and its affiliates ("Enstor"). Our gas storage business accounted for 3.6% and 4.6% of our pro forma gross margin and 2.4% and 3.9% of our pro forma EBITDA for the nine months ended September 30, 2007 and for the year ended December 31, 2006, respectively. As of September 30, 2007, we had 0.76 billion cubic meters ("bcm") of working gas storage capacity.

We operate our thermal generation business through PPM Energy, Inc. ("PPM Energy"). Our installed thermal energy generation capacity, as of September 30, 2007, was 537 MW (including the 237 MW Thermal PPA). Thermal energy generation accounted for 6.5% and 5.6% of our pro forma gross margin and 7.2% and 5.9% of our pro forma EBITDA for the nine months ended September 30, 2007 and the year ended December 31, 2006, respectively. On September 11, 2007, we agreed to purchase the 506 MW thermal cogeneration facility at Klamath Falls, Oregon (the "Klamath Cogeneration Facility"). This asset purchase agreement is subject to regulatory consents and approvals. Under the asset purchase agreement, the 237 MW Thermal PPA will be cancelled. See "—Non-Renewable Energy Businesses—Thermal."

We operate our energy management business in the United States, through which we purchase, transport, manage, store and market natural gas and power in North America, through PPM Energy. Our energy management business accounted for 5.4% and 7.0% of our pro forma gross margin and 1.8% and 4.3% of our pro forma EBITDA for the nine months ended September 30, 2007 and the year ended December 31, 2006, respectively.

History and Development

Iberdrola, S.A., our parent company and sole shareholder prior to the Offering, began operations in 1901, initially producing hydroelectric energy and expanding into wind and other renewable sources, and has been engaged in renewable energy generation for over 100 years. We were incorporated on July 9, 2001 under the name Iberdrola Energías Renovables II, S.A. by Iberdrola, S.A, which aimed to consolidate all of its activities relating to generation of power from renewable energy sources into one subsidiary. We subsequently changed our corporate name to Iberdrola Energías Renovables S.A. in August 2006 and further changed our corporate name on July 31, 2007 to our current name, Iberdrola Renovables, S.A.U. At the time of our incorporation, we already had over 1,000 MW of installed renewable capacity in wind farms and mini-hydro facilities.

In October 2001, Iberdrola, S.A. presented its 2002-2006 Strategic Plan (the "2002 Strategic Plan"), in which it targeted 3,834 MW of installed capacity for its renewable energy business by 2006 and envisaged €2.4 billion in investments for 2002-2006.

In November 2002, we entered into a master agreement with Gamesa Eólica, S.A. ("Gamesa Eólica") for the purchase of several wind farms in Spain and the joint development of wind farms in France, the United Kingdom, Ireland, Holland, Belgium and Mexico, all of which have been completed. The master agreement also governed the terms for the purchase of turbines from Gamesa Eólica for 1,100 MW of capacity. We further entered into an agreement with Gamesa Eólica for the provision by Gamesa Eólica of operating and maintenance services for our wind farms.

In April 2004, we achieved a major milestone by expanding internationally and entering into an agreement with Gamesa Corporación Tecnologica, S.A. ("Gamesa") to purchase the Catefica, Portugal wind farm and a further agreement to purchase 245 MW of installed wind capacity in Portugal and defined a joint long-term collaboration in Portugal with Gamesa. In the same year, we acquired 21.0% of the share capital of C. Rokas, S.A., a Greek wind energy company listed on the Athens stock exchange and a leading producer of wind energy in Greece. We increased our shareholding in C. Rokas, S.A. in 2005 to 49.9% and again in 2007 to 52.7%. As of September 30, 2007, C. Rokas, S.A. had a total installed wind capacity of 197 MW, has two wind farms currently under construction and is in the process of acquiring permits for additional wind farms in Greece and Cyprus.

By 2006, we surpassed the targets set forth in the 2002 Strategic Plan presented by Iberdrola, S.A. and reached an installed capacity of 4,434 MW, and actual investment during that period reached €3.7 billion. Additionally, in 2006, we made our entrance into the United States through the purchase of Community Energy Inc. and Midwest Renewable Energy Corporation in the United States, which allowed us to develop a pipeline in the United States of 3,600 MW. Our first wind farm in the United States, Locust Ridge, was installed at the end of 2006 and began commercial operations in February 2007. In 2006, we also developed a presence in Asia, by entering into a master agreement with the municipal government of Bayannaoer (a region of Inner Mongolia, China) for locating the sites where wind farms will be set up.

In 2006, we also entered into two significant agreements with Gamesa and Gamesa Eólica. The first agreement, in October 2006, was with Gamesa Eólica for the supply of turbines for 2,700 MW of capacity for our wind energy developments in Spain, the rest of Europe, the United States and Mexico, scheduled to be carried out between 2007 and 2009. The second agreement, in December 2006, was in connection with the acquisition of wind farms with approximately 1,000 MW of capacity between 2007 and 2009 located in the United States. Pursuant to this agreement, Gamesa Eólica will bring into operation 500 MW of such capacity prior to the end of 2009, with the remaining 500 MW of capacity being purchased in the development phase. See "Related Party Transactions."

In April 2007, Iberdrola, S.A. acquired Scottish Power Ltd. (formerly ScottishPower plc) and its subsidiaries. On October 3, 2007, we subsequently acquired the ScottishPower Assets (as defined below) through an in-kind exchange in which the assets consisting of certain subsidiaries of our parent, Iberdrola, S.A., were contributed to us in exchange for a capital increase fully subscribed by Iberdrola, S.A. As a result, we acquired ScottishPower Holding, Inc. and its subsidiaries in the United States ("SPHI") and True North Wind in Canada, which was organized under the holding company, Iberdrola Renewable Energy Canada, Ltd., (together, "the SP US Assets") and the wind business of certain of Iberdrola, S.A.'s subsidiaries in the United Kingdom (collectively, the "SP UK Assets" and, together with the SP US Assets, the "ScottishPower Assets"). The Acquisition increased our installed wind capacity by 1,992 MW in the United States and by 372 MW in the United Kingdom as of September 30, 2007. Additionally, as part of the Acquisition, we began operating thermal generation, gas storage and energy management businesses in the United States operated by subsidiaries of SPHI. For a further description of the ScottishPower Assets, see "—Renewable Energy Businesses—United States and—United Kingdom," "—Non-Renewable Energy Businesses—Thermal generation," "—Enstor" and "—Energy Management." See "Acquisition and Unaudited Pro Forma Financial Information."

Organizational Chart

The following organizational chart presents the current structure and key subsidiaries of the Iberdrola Renovables Group:



IBERDROLA RENOVABLES, S.A.U.
SPANISH SUBSIDIARIES(1)
INTERNATIONAL SUBSIDIARIES(2)
SCOTTISHPOWER RENEWABLE ENERGY HOLDINGS LTD(3) (U.K.)
ScottishPower Holding Inc. (U.S.A.)
ScottishPower Renewable Energy Ltd. (U.K.)(5)
PPM Energy (U.S.A.)(4)

(1) Key Spanish subsidiaries include the following: Biovent Energía, S.A; Iberdrola Energías Renovables de Andalucía, S.A.U.; Electra de Montanchez S.A. Iberdrola Renovables de Castilla y León, S.A.; Iberdrola Energías Renovables de Galicia, S.A.U.; Eólicas de Euskadi, S.A.; Iberdrola Energías Renovables de Aragón S.A.U.; Iberdrola Energías Renovables de la Rioja, S.A.; Iberenova Promociones, S.A.; Ciener, S.A.U.; Electra Sierra de San Pedro S.A.; Electra de Malvana, S.A.; Iberdrola Energías Renovables de Castilla la Mancha, S.A.U.; Energía i Vent, S.A.; Energías Renovables de Murcia, S.A.; Iberdrola Energías Marinas de Cantabria, S.A.; Iberdrola Energías Renovables de Canarias, S.A.U.

(2) Key international subsidiaries and holding companies include the following: Energiaki Algorachis S.A. (*Greece*); Iberdrola Energie Rinnovabili, S.p.A. (*Italy*); Aeolia Produçao de Energia, S.A (*Portugal*); Iberdrola Energia Odnawialna (*Poland*); EC Energoconsult Mernökszolg I.E.K. (*Hungary*); Parques Ecológicos de México, SA de CV (*Mexico*); Iberdrola Regenerative Energien, Gmbh (*Germany*); C. Rokas, S.A (*Greece*); Enerbrasil Ltda (*Brazil*); Iberdrola Energías Renováveis, S.A. (*Portugal*); Osaühing Raisner (*Estonia*); Magellan Investment Vagyonkezelo, Kft. (*Hungary*); IberdrolaEnerg.Ot Vazobnoviaemi IZT. (*Bulgaria*); Iberdrola Renewable Energies USA Ltd (*United States*); Iberdrola Energies Renouvelables, SAS (*France*); and Iberdrola Renewable Energies Ltd (*United Kingdom*).

(3) Scottish Power Renewable Energy Holdings, Inc. and its subsidiaries were acquired on October 3, 2007 pursuant to a capital increase. See "Acquisition and Pro Forma Financial Information." Other subsidiaries include Iberdrola Renewable Energy Canada, Ltd. and its subsidiary, True North Wind in Canada.

(4) We operate our energy management business through PPM Energy and our owned gas storage business through Enstor, Inc., a subsidiary of PPM Energy. We operate our thermal generation business through PPM Energy.

(5) Holding company for the following companies in the United Kingdom: Beaufort Energy Limited, Callagheen Wind Farm Limited, Carland Cross Limited, CeltPower Limited, Coal Clough Limited, Coldham Windfarm Limited, CRE Energy Limited, Morecambe Wind Limited, Wind Resources Limited and Wolf Bog Wind Farm Limited

Competitive Strengths

We believe that the following competitive strengths enable us to capitalize on the rapid growth of the renewable energy market in Spain, the United States, the United Kingdom and in other countries.

A world-wide leader in renewable energy

We are a world-wide leader in the renewable energy industry, with 7,342 MW of pro forma installed renewable capacity and a renewable energy project pipeline of 41,266 MW as of September 30, 2007. We are the leader in wind energy with 7,000 MW of pro forma installed wind capacity as of September 30, 2007. Our revenues are generated primarily from our renewable energy businesses.

We operate primarily in wind energy, which represents 95.3% of our total pro forma renewable installed capacity as of September 30, 2007 and also have installed capacity in mini-hydro and solar photovoltaic energy. Additionally, we are developing offshore wind energy and other renewable energy technologies including solar thermal, biomass and wave energy.

We have expanded our operations globally and continue to develop our pipeline of projects to maintain our leadership in the renewable energy industry.

Strong execution track record

We have a strong execution track record in:

- *Increasing our installed renewable capacity across our primary markets.* We have increased our installed renewable capacity across our primary markets mostly through greenfield projects and acquired projects in initial phases of development and, to a lesser extent, by acquiring wind farms in operation or under construction. Our installed renewable capacity has increased from 1,414 MW in 2002 to 4,977 MW as of September 30, 2007 on an actual basis (growing at a compound annual growth rate ("CAGR") of 30.3%), and to 7,342 MW as of September 30, 2007 on a pro forma basis as a result of the Acquisition;
- *Maintaining our competitive position.* Due to the continuous expansion of our business since 2003, we have maintained our competitive position in Spain with over 30% market share according to the Spanish Wind Energy Association. Additionally, the businesses that we have integrated through the Acquisition in both the United States and the United Kingdom have maintained competitive market shares in the respective jurisdictions since 2003. See "—Renewable Energy Businesses—United States and—United Kingdom";
- *Growing a rigorously categorized and visible pipeline.* Our pipeline has increased from 6,846 MW as of December 31, 2004 on an actual basis to 41,266 MW as of September 30, 2007 on a pro forma basis. We consider the sourcing of our pipeline a core skill and have achieved competitive advantages that we believe will allow for our pipeline to continue to grow, including our scale and geographic footprint, our know-how and track record from our experienced project teams dedicated to sourcing new opportunities and project management, the awareness of our global brand, the support from Iberdrola, S.A. and our agreements with turbine suppliers across geographies. This experience allows us to take a rigorous and systematic approach in defining and segmenting our pipeline;
- *Expanding internationally.* All of our operations were initially located in Spain. We have expanded our business internationally and as of September 30, 2007, we are present in 19 countries. We believe our international asset base, in terms of pro forma installed renewable capacity (60% in Spain, 28% in the United States, 5% in the United Kingdom and 7% in the Rest of the World) and our pipeline (16% in Spain, 51% in the United States, 15% in the United Kingdom and 18% in the Rest of the World), both as of September 30, 2007, provide us flexibility in allocating capital expenditures across jurisdictions, depending on the respective regulatory and market environments, among other factors;
- *Delivering on targets.* We have exceeded our targets for 2006 as set forth in the Iberdrola, S.A.'s 2002 Strategic Plan. The 2002 Strategic Plan projected an increase of more than 250% in our installed renewable capacity from our actual installed renewable capacity of 1,070 MW as of December 31, 2001 and targeted accumulated investments in the renewable energy sector for the period from 2002-2006 of €2.4 billion. As of December 31, 2006, we had an actual installed capacity of 4,434 MW, surpassing the 3,834 MW target, and had completed investments in the renewable energy sector during the period 2002-2006 of €3.7 billion; and

- *Delivering profitable growth.* For the year ended December 31, 2004, we had €329.5 million of gross margin and €256.0 million in EBITDA on an actual basis. We have grown profitably in recent years, and on an actual basis, from 2004 to 2006, our gross margin and EBITDA have grown at a compound annual growth rate of 45.3% and 47.5% respectively, and our EBITDA margins have remained stable, which were on average 80% during the same period.

Early move into the renewable energy market

We believe we have positioned ourselves uniquely through our early move into the renewable energy market. We believe our early move provides us with competitive advantages over our competitors, including access to superior sites for our wind farms, a management team with extensive experience, the "Iberdrola" name's historical brand awareness as a player in the renewables sector, strong relationships with suppliers and clients and our knowledge of regulatory schemes.

Focus on operating excellence

As of September 30, 2007, we controlled almost all of our wind farms and mini-hydro plants. See "—Renewable Energy Businesses." We have implemented models for optimizing operation and maintenance that focus on efficiency, maximize the availability of resources, improve the integration of renewable energy into the electricity networks and increase asset life. See "—Operational Model." We intend to apply our operational models to all our assets. As a result of having control over almost all of our assets and through our experience in site-selection, licensing, project approval and construction activities and implementing operation and maintenance models, we have achieved operating efficiencies that we believe have contributed to our high EBITDA margins, which were on average 80% from 2004 to 2006 on an actual basis.

Diversified business across diverse geographies

We currently have a presence in 19 countries, which decreases our dependence on the regulatory policies of any single jurisdiction and contributes to the stability of our cash flow. In addition, we are able to export technical skills and industry expertise into new markets as we expand our business. We are primarily focused in Spain, the United States and the United Kingdom, but we have a presence in 16 other countries, including Greece, France and Poland, through our operating assets, pipeline projects and/or local offices.

Long-term agreements secured with wind turbine manufacturers

We have strong relationships with our key suppliers and have secured approximately two-thirds of our future turbine supply needs until 2010 as set forth in our Development Plan by entering into supply agreements as of September 30, 2007 at market terms with our key turbine suppliers, including Gamesa Eólica S.A. ("Gamesa Eólica"), Suzlon Energy ("Suzlon"), Mitsubishi Power Systems, Inc. ("Mitsubishi"), GE Wind Energy ("GE Wind"), and Siemens Wind Power ("Siemens"), among others. We believe that in the future our market leadership position will contribute to secure our supply needs and will allow us to access key manufacturers and the latest technical features, including customized turbine models which will contribute to optimizing our operational and maintenance efficiencies. See "—Renewable Energy Businesses—Wind."

Support from Iberdrola, S.A., a world leader in energy

We benefit, and expect to continue to benefit, from the support and commitment from our parent company, Iberdrola, S.A., for the growth of our business. Iberdrola, S.A. is one of the leading European utilities with over 100 years of experience in managing utility assets, and dealing with regulators and sector agents, has a strong financial position and has developed a well-recognized international brand. Through various agreements, including a framework agreement between us and Iberdrola, S.A. dated November 5, 2007 (the "Framework Agreement"), Iberdrola, S.A. provides financing for our operations and additional services that allow us to benefit from its experience. See "Related Party Transactions."

Positioned to deliver competitive and highly visible growth

We believe the strong growth and visibility of our pipeline is a result of our technical skills and industry experience in developing new wind farm sites and our access to a wide range of market opportunities as a result of our scale, geographic footprint and support from our parent company, Iberdrola, S.A., and the rigorous and systematic approach we follow to build our pipeline. Our Development Plan targets installing approximately 2,000 MW of renewable capacity per year in order to reach 13,600 MW of renewable capacity by 2010. There can be no assurance that we will reach out targets and in the anticipated timeline.

Of our total project pipeline of 41,266 MW, as of September 30, 2007, we have 2,882 MW in the "highly confident" development phase (approximately 95% probability of successful completion) (1,375 MW of which are currently under construction), 12,298 MW in the "likely" development phase (approximately 40-50% probability of successful completion) and 26,086 MW in the "probable" development phase (approximately 20% probability of successful completion). For a description of the development phases, see "—Renewable Energy Businesses—Pipeline." Our project pipeline is also diversified across several jurisdictions, with 6,621 MW (or 16.0%) of the project pipeline located in Spain, 21,222 MW (or 51.4%) of the project pipeline located in the United States, 6,083 MW (or 14.7%) of the project pipeline located in the United Kingdom and 7,340 MW (or 17.8%) of the project pipeline located in other jurisdictions with significant potential in renewable energy. Of the 41,266 MW total pipeline: 40,338 MW correspond to wind projects (97.8% of total). We believe our focus on our three core markets, Spain, the United States and the United Kingdom, which tied for 2nd, ranked 1st and tied for 2nd, respectively, on the "Ernst & Young Renewable Energy Country Attractiveness Index" for the second quarter of 2007 (the "E&Y Index") will facilitate our future growth.

Stable and secured revenue base

We operate in countries whose existing regulatory regimes contribute to revenue stability and foreseeable revenue streams for our power plants. The Spanish regulatory regime offers the option of a fixed remuneration for electricity from renewable energy sources under the tariff regime or a market plus premium pricing regime. Additionally, in Spain, energy produced from renewable sources has priority grid access, and under the regulatory scheme and market rules, the sale of such energy is guaranteed. The United Kingdom and the United States also offer different forms of predictable benefits and incentive schemes that limit the exposure of renewable electricity prices to market prices for electricity, such as Renewable Obligation Certificates ("ROCs"), the federal ten-year renewable energy production tax credits ("PTC") or the Modified Accelerated Cost Recovery System ("MACRS"). See "Regulatory" and "Risk Factors—Our profitability in each of the regional markets in which we operate is dependent on policies and regulatory frameworks that support renewable energy development." The sale of most of the electricity produced by our existing wind farms in the United States and in the United Kingdom is contracted through long-term power purchase agreements ("PPAs"), which secure the sale of energy and environmental attributes and, in particular, in the United States result in a remuneration regime that has limited exposure to market prices for electricity, which further contributes to the foreseeability and stability of our revenue.

Experienced and committed management team

We have an experienced and committed senior management team comprised of market leaders in Spain, the United States and the United Kingdom, with over 240 years of combined experience in the energy industry. Our senior management team is supported by centralized group functions and highly qualified local managers who we believe possess the capabilities required to compete effectively in a competitive market and to successfully execute our strategy.

Strategy

We are a global leader in renewable power generation and we aim to maintain and enhance this position in terms of size and profitability. We intend to focus on wind energy in the short-term but will also continue positioning ourselves to benefit from the growth of other renewable technologies over the longer term. Pursuant to our Development Plan, we aim to install approximately 2,000 MW of renewable capacity per year in order to reach 13,600 MW of renewable capacity by 2010, and believe our current pipeline of 41,266 MW on a pro forma basis as of September 30, 2007, in accordance with our pipeline categories, provides visibility to allow us to reach our targets. There can be no assurance that we will reach our targets and in the anticipated timeframe. See "Forward-Looking Statements." See "—Renewable Energy Businesses—Pipeline." To achieve our aims, we plan to implement the following strategies:

Continue profitable growth by capturing existing opportunities

We intend to maximize the growth of our business while maintaining its profitability by focusing on the markets and technologies in which we currently operate. Our core markets, Spain, the United States and the United Kingdom, benefit from some of the most stable, predictable and supportive regulatory regimes in the world and highest growth prospects in terms of capacity, allowing us to expand our operations while achieving attractive returns on our investments. Our business is primarily comprised of wind capacity and we anticipate that continued development of our wind farm portfolio will be our primary source of growth in coming years.

We intend to expand our business primarily through organic growth through the development of our pipeline, complemented by selective and strategic acquisitions (both geographically and technologically).

We also monitor the market in order to be able to quickly adapt our strategy as market conditions (both geographically and technologically) change.

Optimize profitability and efficiency of projects and asset life

We aim to continue to optimize profitability by seeking operating and maintenance efficiencies for all of our renewable technologies. We intend to maintain and optimize our efficiency levels by maximizing availability of installed capacity, maintaining our facilities' technical performance over their useful lives and improving the integration of wind energy into electricity networks.

Positioning for long-term growth

We seek to capture long-term growth by: (i) positioning ourselves in new markets, (ii) investing in other renewable technologies and (iii) continuously focusing on innovation.

We intend to competitively position ourselves in new markets by appointing local management teams to thoroughly understand market characteristics and strive to create favorable conditions for renewable energy development.

We intend to continue investing in other renewable technologies by monitoring and testing other potentially viable renewable energy technologies and focusing on technologies most likely to achieve cost efficiencies and become economically competitive.

We seek to continuously focus on innovation in order to optimize the performance of our current renewable energy power plants and contribute to electricity network stability.

Renewable Energy Businesses

Our business currently includes primarily onshore wind energy and mini-hydro energy, and, to a lesser extent, solar photovoltaic energy.

Our current operations are primarily in Spain, the United States and the United Kingdom, and we have a presence in 16 other countries, including operations in Greece, Poland and France. We also have assets in Germany, Portugal and Brazil and have local offices or development projects in Bulgaria, Canada, China, Cyprus, Estonia, Guatemala, Hungary, Italy, Mexico and Morocco. We are also evaluating markets and operations in many other countries. We have a presence in nine of the top ten countries designated as the most attractive for renewable energy investments according to the E&Y Index for the second quarter of 2007.

As of September 30, 2007, we had 7,342 MW of pro forma installed renewable capacity and a renewable pipeline of 41,266 MW.

We control almost all of our renewable energy facilities. Installed capacity represents our consolidated installed capacity, which is calculated by including 100% of the installed capacity attributable to our subsidiaries we fully consolidate in our consolidated financial statements and the portion of installed capacity attributable to us for those subsidiaries over which we exercise shared control and in the same proportion in which we consolidate them using the proportional consolidation method. Owned capacity represents our aggregate owned capacity, which is calculated by multiplying our percentage ownership of each facility by the total installed capacity. The table below sets forth our pro forma consolidated and owned installed capacity of our renewable energy business as of September 30, 2007 (in each case excluding the 606 MW FPL PPAs as described herein).

	Pro forma as of September 30, 2007	
Installed capacity	**Consolidated**	**Owned**
Wind	6,394[1]	6,154[1]
Spain	4,035	3,891
United States	1,440[1]	1,440[1]
United Kingdom	372	369
Rest of the World	547	454
Mini-hydro	342	341
Other renewable technologies	0.3[2]	0.2[3]
Total renewable	6,736[1]	6,495[1]

(1) The 606 MW FPL PPAs are not included. Elsewhere in this offering memorandum, consolidated capacity figures include the 606 MW FPL PPAs for total renewable installed capacity of 7,342 MW.

(2) Includes 0.3 MW of solar photovoltaic consolidated installed capacity.

(3) Includes 0.2 MW of solar photovoltaic owned installed capacity.

Development phases

We apply the development phases described below to all of our renewable energy technologies in all geographies, with slight variations as applicable to certain technologies or geographies. A primary focus of our business historically and going forward is the development of projects from greenfield sites and their subsequent operation. To a lesser extent, we acquire from third parties, and subsequently finalize development and operate, strategic projects in various stages of development or construction and also selectively acquire strategic projects in construction or operation.

The following tables set forth the actual installed renewable capacity by MW and percentages of renewable projects placed into operation from greenfield, acquired pipeline and acquired operational renewable projects during each of the last three financial years of each of Iberdrola Renovables, the SP US Assets and the SP UK Assets on a historical basis.

	Iberdrola Renovables[1]		SP US Assets[2]		SP UK Assets[2]	
	As of December 31, FY 2004-FY 2006		As of March 31, FY 2005-FY 2007		As of March 31, FY 2005-FY 2007	
	(in MW, except percentages)					
From development phases	1,769	81.2%	836	100.0%	184	84.8%
Greenfield	1,312	60.2%	525	62.8%	184	84.8%
Acquisition of pipeline projects under various stages of development	457	21.0%	311	37.2%	—	—
Acquisition of operational projects or projects under construction	409	18.8%	—	—	33	15.2%
Total	2,178	100.0%	836	100.0%	217	100.0%

(1) Iberdrola Renovables' fiscal year begins on January 1 and ends on December 31.

(2) The SP US Assets and the SP UK Assets' fiscal years begin on April 1 and end on March 31. The financial years of certain of the 10 U.K. Wind Companies are not consistent with these periods. See "Presentation of Financial and Other Information."

The average development time for a greenfield wind farm project is approximately five years, although the development time may differ significantly across geographies. External factors, including permitting, facility transmission, construction delays, connection to the electricity network and turbine supply limitations may extend the development process. See "Risk Factors—The expansion of our business is dependent on locating and obtaining title to suitable operating sites and obtaining operating and building permits for our wind farms and other power plants."

We have 277 project development employees globally engaged in development as of September 30, 2007. We control the development and construction phases of our power plants, such as site selection, licensing process and wind farm design and specifications and outsource development and construction tasks and activities to various companies, including Iberdrola Ingeniería y Construcción ("Iberdrola Ingeniería"), and select service providers according to our proprietary specifications and procedures.

Wind farm development involves a multi-phase process and the following phases of wind farm development occur in varying sequences and often concurrently depending on the opportunities and constraints in the various jurisdictions in which we operate:

- site selection and assessment and resource evaluation;
- administrative processing;
- land management, offtaker (if applicable) and turbine procurement;
- procurement of connection to the electricity transmission network;
- budget approval;
- construction; and
- commissioning.

The chart below illustrates the various phases of wind farm development:


Land agreements, offtaker and turbine procurement
Site selection and assessment and resource evaluation
Administrative Processing
Preliminary processing
Environmental authorization
Project approval
Change of land use and construction permit
Construction
Commissioning
Procurement of Connection to Electricity Network

Other technologies may require additional phases or specific variations to these phases, however the general principles and phases apply to all renewable technologies.

Site selection and assessment and resource evaluation

Site selection and resource evaluation includes site selection, met mast installation, feasibility and detailed assessment called 'micro siting'. We are continually engaged in map-based research and we review wind reports and evaluate potential sites according to criteria including topography, suitability of the wind resource, access to the local electricity transmission network, site size, ownership and zoning, environmental considerations and existing legislation.

Once a potential site has been identified, we typically visit the site and mandate an independent third party survey. We conduct detailed technical and economic feasibility studies and evaluate planning constraints and community response considerations.

These preliminary analyses of site environmental characteristics, grid availability, wind and geography assist us in defining the basic project parameters and in determining which projects could be commercially, environmentally, economically and technically viable in order to continue with the development.

Administrative processing

Once we have selected a potential wind farm site, we begin the administrative approval and permitting process with the relevant national, state and local government agencies. Administrative processing includes preliminary processing, environmental and construction permitting, project approval and, where necessary, change of land use. We must apply for and obtain the necessary approvals and consents to construct and operate a wind farm, including government permits, easements, leases and rights of way. Design engineering of the wind farm is also developed throughout the phases of administrative processing, depending on the different wind farm requirements and our proprietary specifications. See "Regulatory."

Preliminary processing. In certain of the jurisdictions in which we operate, designated authorities grant or allocate development rights over specific land areas to developers according to differing selection mechanisms, including competitive bidding, plan approval, and the ability to prove that a transmission connection has been secured. In other jurisdictions, we secure land rights principally through bilateral negotiations with individual landowners or governmental entities.

Environmental authorization. In most of the jurisdictions in which we are present, including Spain and the United Kingdom, we are required to present a plan and an environmental impact study to the relevant local authority and are subject to a period of public review, after which an environmental permit is granted if the project is deemed to be environmentally viable. Environmental authorization processing varies widely across jurisdictions, due to differing timescales, authorities involved and the level of centralization of permits. An environmental authorization is generally based on an environmental impact study that covers all areas of potential impact of the wind farm to the environment and the community. An environmental authorization consists of the approval by the relevant agents to develop the facility. Compensatory measures and tracking information are often required. This phase is key for project development. Governmental permitting varies significantly across jurisdictions, including in the United States, although most jurisdictions typically involve some level of environmental impact assessment and authorization. See "Regulatory."

Project approval. Once an environmental permit is in place, we prepare and present a detailed plan to obtain governmental approval. Project approvals for wind farms and other renewable facilities usually extend through the expected life of the assets, but this can vary across jurisdictions. In Spain, and the United States, if applicable, project approval is granted for an indefinite period of time, whereas in the United Kingdom project approval is granted for a designated period.

Change of land use and construction permit. In parallel with the foregoing three steps, it is often necessary to apply for a change of permitted land use or zoning in order to include renewable energy generation among the authorized uses.

Certain jurisdictions require a stand-alone building permit. In other jurisdictions, the construction permit is granted together with the project approval. For example, the Planning Consent in the United Kingdom is a combined project approval and construction permit.

Land management, offtaker and turbine procurement.

This phase runs parallel with the rest of the administrative procedures. The relevance of each of these three milestones varies significantly across jurisdictions.

Land management includes obtaining title, permits or lease agreements for the land, which may vary by geography. Further micro siting and layout adjustments may also be required as a result of such land agreements.

In certain jurisdictions including the United States, we typically enter into long-term power purchase contracts with one or more offtakers (typically utilities) for the energy that will be produced by the prospective wind farm. In other jurisdictions, particularly those in which feed-in tariff systems are in place, the energy has a guaranteed purchaser through various system agents. See "Regulatory."

In the case of turbine procurement, we plan the allocation of turbines across projects in advance of the phase in which they are required for installations. This prevents turbine procurement from delaying development of our wind farms.

Connection to the electricity transmission network

Concurrently with general facility development, we also procure a connection to the local distribution or transmission network. We initiate the process with an application to the system operator or electricity distribution company for a connection point. The system operator or electricity distribution company then conducts connection studies to determine whether infrastructure modifications are required to enable connection to the network. Required infrastructure must also be licensed and constructed, which is done in parallel with the corresponding wind farm development activities. In some cases infrastructure licensing and construction is conducted by system operators and thus the process may fall outside our control and management scope. See "Risk Factors—We rely on transmission assets and services for electricity to the extent we do not own or control delivery of such assets and services."

Budget approval

Once a prospective project has fulfilled certain profitability projection requirements, including a projected sufficient internal rate of return, it receives budget approval for investment. Wind farm costs consist primarily of the cost of turbines and grid connection costs, which represent approximately 70%-80% and 10% of total project costs respectively. We generally finance our wind farms through intercompany loans or, to a lesser extent, project financing. In the United States, cash received through institutional investment structures is used to repay such intercompany loans.

Construction

Once we have obtained land rights, the requisite permits and licenses and appropriate financing, we begin wind farm construction. We manage the project and are involved in the engineering and design of our wind farms and create custom turbine specifications which we submit to manufacturers. We generally outsource turbine installation to our turbine suppliers and site construction to outside contractors including Iberdrola Ingeniería. Wind farm construction on average takes approximately six to twelve months, depending on the size of the project.

Commissioning

Once all authorizations and requirements are obtained or satisfied, we commission our wind farms, which involves testing the turbines to ensure that full performance is achieved and wind-generated electricity flows through the electricity grid. During this phase, operation and maintenance ("O&M") staff are involved to facilitate the transition to and start of commercial operation. Once a wind farm is operational, we commence generating revenues.

Pipeline

Our pipeline classification categories are used for internal planning purposes and are not used by other companies in our industry and have not been verified or audited by any third party.

Our Development Plan targets installing approximately 2,000 MW of renewable capacity per year in order to reach 13,600 MW of installed renewable capacity by 2010. We have based our Development Plan on the visibility provided by our pipeline, in accordance with our pipeline categorization, which support this target.

We classify our renewable technologies pipeline into categories according to rigorous milestones which we have established based on our development experience, in order to provide consistency and visibility for internal planning purposes. We utilize the same pipeline criteria for all of our renewable energy technologies across geographies. We classify our pipeline into three categories according to the development stage: (i) "highly confident," (ii) "likely" and (iii) "probable," as further described below. We also have a number of projects in early stages of development that are not yet categorized in our pipeline as "probable."

For illustrative purposes, the table below sets forth the classification of our pipeline in the three categories for a wind farm based on the development parameters achieved:

Development phases	Highly Confident	Likely	Probable
Site selection and assessment and resource evaluation	4	2	1
Administrative processing	3	2	0-1
Preliminary processing	4	3-4	0-3
Environmental authorization	4	2	0
Project approval	3-4	2	0-1
Change of land use and construction permit	3-4	2	0
Land agreements and offtaker and turbine procurement	3-4	1-2	0-1
Connection to the electricity network	4	2	0-1
Budget approval	4	2	0
Construction	0-4	0	0
Commissioning	0	0	0

0: Not commenced
1: Commenced
2: In progress
3: Advanced
4: Completed

Highly confident: We estimate that projects in this category have approximately a 95% probability of being placed successfully into operation. The milestones for entry into this category include successful completion of the most critical phases of development, such as possession of the key permits for required installation, an approved budget and confirmed turbine procurement. This category also includes projects that are under construction. The milestones for the "highly confident" category vary by jurisdiction as follows:

- *Spain*: includes projects for which key permits have been issued, such as including possession of environmental permits and confirmation of connection availability.
- *United States*: includes projects for which key permits have been issued including wetlands, aviation, and most local permits and grid connection (facility study).
- *United Kingdom*: includes projects that have obtained the Planning Consent as well as a connection offer.

Likely: We estimate that projects in this category have approximately a 40-50% probability of being placed successfully into operation. This category includes projects initially considered to be feasible based on objective parameters (including assessments of energy resources or engineering). This category includes the phase from when the decision is made to commit resources to the project until a determination is made that the project has high likelihood of being successfully completed. The milestones for the "likely" category vary by jurisdiction as follows:

- *Spain*: includes projects for which a metering tower has been installed and basic engineering design has been completed. The project must have completed the preliminary application of the administrative processing phase, which is successfully completing the bidding process.
- *United States*: includes projects for which a metering tower has been installed and basic engineering design has been completed. Projects in this segment must also have significant control over the land.
- *United Kingdom*: includes projects for which a metering tower has been installed and basic engineering design has been completed. Projects in this segment must also have applied for planning consent and grid connection.

Probable: We estimate that projects in this category have approximately a 20% probability of being placed successfully into operation. This category includes projects from greenfield inception until a decision is made to commit resources to the project. Milestones are similar across jurisdictions: site identification is required, as well as a wind resource estimation or a first wind farm configuration, or land agreements or, with respect to turn-key wind farm purchases, a wind developer capacity commitment signed under contract.

Wind

Based on market data from Emerging Energy Research, LLC ("EER") and the aggregation of installed capacity for Iberdrola Renovables and ScottishPower as of March 2007 as presented by EER, we were the global leader in wind energy in terms of installed capacity. Wind energy is our principal business activity, accounting for 81.3% and 78.7% of our pro forma gross margin and 92.5% and 87.1% of our pro forma EBITDA for the nine months ended September 30, 2007 and for the year ended December 31, 2006, respectively.

Market

Wind is the fastest growing renewable energy technology in the world due to its cost efficiency, resource availability and the maturity of the technology in comparison to other types of renewable energy technologies. According to EER, global installed wind capacity grew at an annual rate of 24.8% from 2001 through 2006 to bring cumulative installed capacity to 74,037 MW as of December 31, 2006. The 15,215 MW of additional global wind capacity installed in 2006 (25.8% growth) set an industry record, notwithstanding wind turbine supply constraints that restricted wind farm development. EER expects global wind capacity to grow by 22.7% during 2007, reaching an installed capacity of 90,808 MW. Global installed wind capacity is expected to increase at a compound annual growth rate of 14.3% between 2007 and 2015, reaching 264,053 MW in 2015. Annual additional capacity is expected to grow from almost 17,000 MW in 2007 to over 24,000 MW in 2015.

Installed capacity

The table below sets forth our pro forma installed wind capacity as of September 30, 2007 per geography.

Installed wind capacity	Pro forma as of September 30, 2007	
	Installed wind capacity (in MW)	% of total renewable installed capacity
Wind[1]	7,000	95.3%
Spain	4,035	55.0%
United States[1]	2,046	27.9%
United Kingdom	372	5.1%
Rest of the World	547	7.5%

(1) Includes the 606 MW FPL PPAs.

The tables below set forth the actual installed wind capacity and historical annual wind energy production and compound annual growth rate, respectively, for each of Iberdrola Renovables, the SP US Assets and the SP UK Assets as of and during their respective financial year ends.

Iberdrola Renovables	As of and during the year ended December 31,			CAGR (2004-2006)
	2004	2005	2006	(%)
Installed wind capacity (MW)	2,891	3,494	4,102	19.1%
Wind energy production (GWh)	4,846	6,471	7,329	23.0%

SP US Assets	As of and during the year ended March 31,			CAGR (2005-2007)
	2005	2006	2007	(%)
Installed wind capacity (MW)[1]	830	1,404	1,666	41.7%
Wind energy production (GWh)	2,084	2,723	4,251	42.8%

(1) Includes the 606 MW FPL PPAs.

SP UK Assets	As of and during the year ended March 31,			CAGR (2005-2007)
	2005	2006	2007	(%)
Installed wind capacity (MW)	158	271	345	47.8%
Wind energy production (GWh)	440	587	855	39.4%

Pipeline

The following table sets forth our wind pipeline according to geographic location, MW under construction and our pipeline categories as of September 30, 2007.

Wind pipeline by geography[1]	Pro forma as of September 30, 2007				
	Total	Under Construction[2]	Highly confident[2][3]	Likely[4]	Probable[5]
			(in MW)		
Spain	5,792	405	656	1,454	3,681
United States	21,222	326	992	7,862	12,368
United Kingdom	6,080	359	563	823	4,694
Rest of the world	7,245	233	620	1,799	4,827
Total Wind	40,338	1,323	2,830	11,938	25,570

(1) Includes 332 MW of offshore wind pipeline (208 MW in the United Kingdom and 124 MW in the Rest of the World).

(2) All "Under construction" MW are included as part of the "highly confident" category.

(3) Approximately 95% probability of being placed successfully into operation.

(4) Approximately 40-50% probability of being placed successfully into operation.

(5) Approximately 20% probability of being placed successfully into operation.

Spain

We are the leading wind energy producer in Spain with 4,035 MW of pro forma installed wind capacity and total pro forma wind energy production of 5,357 GWh in Spain during the nine months ended September 30, 2007. As of December 31, 2006, we had 30.7% of the Spanish wind energy generation market in terms of installed capacity using data from the Spanish Wind Energy Association (*Asociación Empresarial Eólica*). See "—Competition" and "Industry." Our operations in Spain are entirely comprised of the operations of Iberdrola Renovables. Our operations in Spain contributed 63.0% and 68.2% of our wind gross margin on a pro forma basis for the nine months ended September 30, 2007 and the year ended December 31, 2006, respectively and 65.7% and 70.5% of wind EBITDA on a pro forma basis for the same periods. We also have a wind pipeline of 5,792 MW in Spain as of September 30, 2007.

Market

As of the year end 2006, Spain was the second largest market in the world by installed capacity, with cumulative installed wind capacity of 11,614 MW, including additional capacity of 1,587 MW installed in 2006, according to EER. The Spanish wind power market grew at a compound annual growth rate of 32% from 2000 through 2006 according to the Spanish Wind Energy Association (*Asociación Empresarial Eólica*). The Spanish government has targeted total installed wind power capacity in Spain to increase to 20,155 MW in 2010 as set forth in the Spanish Renewable Energy Plan 2005-2010 (*Plan de energías renovables en España 2005-2010*) (the "PER"). This implies that capacity will grow 73% over four years and an average of 2,135 MW of new capacity installed in Spain annually. Spain's target under the European Union's Renewable Energy Directive ("the Renewable Energy Directive") is to generate 29.4% of all electricity from renewable sources by 2010. This target is currently under review and may be revised pursuant to the Renewable Energy Directive, which in March 2007 established a binding European Union-wide target to source 20% of its energy needs from renewable sources by 2020. See "Industry—Spain." Recent studies carried out by the Spanish Government regarding the energy and gas sectors in the draft version of the "*Informe de la Planificación de los Sectores de Electricidad y Gas 2007-2016*" (the "Draft Planning Report") estimate Spain could have 29,000 MW of installed capacity for wind energy by 2016.

Under the current regulatory framework, wind farm developers in Spain benefit from having a choice between selling electricity at a fixed tariff or at market prices plus a premium. See "Regulatory—Spain."

Installed capacity

The table below sets forth the historical evolution of our actual installed wind capacity, actual annual wind energy production and compound annual growth rate in Spain as of and for the years ended December 31, 2004, 2005 and 2006 and the pro forma installed wind capacity and pro forma wind energy production as of and during the nine months ended September 30, 2007.

	As of and during the year ended December 31,				Pro forma as of and during nine months ended September 30,
Spain	**2004**	**2005**	**2006**	**CAGR (%) (2004-2006)**	**2007**
Installed wind capacity (MW)	2,891	3,258	3,662	12.5%	4,035
Wind energy production (GWh)	4,846	6,240	6,624	16.9%	5,357

The table below sets forth our pro forma installed wind capacity by Spanish region as of September 30, 2007.

Installed wind capacity by region	**Pro forma as of September 30, 2007**
	(MW)
Andalusia	306
Aragon	261
Basque Country	72
Castile-La Mancha	1,717
Castile and León	804
Galicia	593
La Rioja	213
Region of Murcia	68
Total	4,035

Pipeline

As of September 30, 2007, we had 5,792 MW of wind pipeline projects in Spain (including offshore wind pipeline), of which 656 MW (11.3%) are categorized as "highly confident" (approximately 95% probability of successful completion), 1,454 MW (25.1%) are categorized as "likely" (approximately 40-50% probability of successful completion) and 3,681 MW (63.6%) are categorized as "probable" (approximately 20% probability of successful completion). Of our pipeline projects categorized as "highly confident," 405 MW (61.7%) are under construction. Wind pipeline projects in Spain comprise 14.4% of our pro forma wind pipeline as of September 30, 2007.

United States

We were the second largest wind farm developer and operator in the United States according to EER, as of December 31, 2006. Our pro forma installed wind capacity and total electricity production in the United States during the nine months ended September 30, 2007 was 2,046 MW and 2,588 GWh, respectively. As of December 31, 2006, we estimate, based on market data from the U.S. Department of Energy and the American Wind Energy Association, that we had approximately 15% of the U.S. wind energy generation market by installed capacity. See "—Competition" and "Industry." Historically, our operations in the United States were almost entirely comprised of the operations of the SP US Assets. Prior to the Acquisition we had 54 MW of actual installed wind capacity as of September 30, 2007. As of the result of the Acquisition, we added 1,992 MW of installed wind capacity from the SP US Assets as of September 30, 2007. Our operations in the United States contributed to 18.1% and 15.3% of our wind gross margin on a pro forma basis for the nine months ended September 30, 2007 and the year ended December 31, 2006, respectively and 15.5% and 13.3% of wind EBITDA on a pro forma basis for the same periods. We also have a pipeline of 21,222 MW in the United States as of September 30, 2007.

Market

The wind industry in the United States experienced the largest annual increases in cumulative installed wind capacity in the world during 2005 and 2006. In 2006 cumulative installed wind capacity in the United States increased by 2,454 MW, from 9,158 MW of cumulative installed wind capacity in 2005 to 11,612 MW in 2006, making the United States the third largest market by cumulative installed wind power capacity after Germany and Spain, according to EER. Other sources expect even greater growth in installed wind capacity growth in the United States. For example, BTM Consult ApS ("BTM") expects total cumulative installed wind capacity in the U.S. to reach 34,035 MW in 2011 and 96,000 MW in 2016 compared to 30,594 MW in 2011 and 48,918 MW in 2015 expected by EER. See "Industry—United States."

Wind farm developers in the United States benefit from federal PTCs, which provide income tax credits to the owners of qualifying wind facilities based on the quantity of wind energy produced and sold during a ten-year period, and MACRS, which permits the accelerated tax depreciation of certain wind farm property. Additionally, in some states wind farm developers benefit from Renewable Portfolio Standards ("RPS") regimes which require the generation of a certain percentage of electricity from renewable sources. See "Regulatory—United States."

Installed capacity

As of September 30, 2007, we had 2,046 MW of pro forma installed wind capacity in the United States. We produced 2,588 GWh of electricity from wind energy during the nine months ended September 30, 2007 on a pro forma basis. The table below sets forth the historical evolution of the SP US Assets actual installed wind capacity, annual wind electricity production and compound annual growth rate in the United States as of and during the years ended March 31, 2005, 2006 and 2007 and our pro forma installed wind capacity and pro forma wind production as of and for the nine months ended September 30, 2007.

United States	As of and during the year ended March 31,				Pro forma as of and during the nine months ended September 30, 2007(2)
	2005(1)	2006(1)	2007(1)	CAGR (%) (2005-2007)(1)	
Installed wind capacity (MW)	830(3)	1,404(3)	1,666(3)(4)	41.7%(3)	2,046
Wind energy production (GWh)	2,084	2,723	4,251	42.8%	2,588

(1) Actual installed wind capacity and wind energy production data for the SP US Assets. This does not include our installed capacity in the United States that is not part of the SP US Assets (i.e. Locust Ridge and Top of Iowa II wind farms). Historically SPHI calculated 100% of the installed wind capacity attributable to subsidiaries that SPHI fully consolidated in its financial statements and calculated the portion of installed wind capacity of variable interest entities and joint ventures it did not control under the equity method of accounting.

(2) Pro forma installed wind capacity and wind energy production in the United States, which includes the SP US Assets and our other energy capacity and production in the United States: (i) Locust Ridge wind farm (26 MW of installed wind capacity) installed at the end of 2006 and which began commercial operation in February 2007 and (ii) Top of Iowa II wind farm (28 MW of installed wind capacity) which was installed as of September 2007.

(3) Includes the 606 MW FPL PPAs.

(4) Excludes 26 MW of installed wind capacity from Locust Ridge wind farm.

We operate wind farms in ten states: Colorado, California, Iowa, Kansas, Minnesota, Oregon, New York, South Dakota, Washington and Pennsylvania. Our portfolio of operational wind farm projects and our PPAs with FPL Energy, Inc. are set forth in the table below on a pro forma basis as of September 30, 2007:

Project company	Institutional investment structure	Location	Consolidated installed capacity *(in MW)*	Years remaining in PPA	PPA offtaker
Klondike I Wind Power LLC	Aeolus I	Oregon	24	14 ½ years	Bonneville Power Administration
Phoenix Wind Power LLC	N/A	California	2	11 years	San Diego Gas & Electric Company
Mountain View Power Partners III, LLC	Aeolus I	California	22	11 years	San Diego Gas & Electric Company
Moraine Wind, LLC	Aeolus I	Minnesota	51	11 years	Northern States Power Company
Flying Cloud Power Partners, LLC	Aeolus I	Iowa	44	11 years	Interstate Power & Light Company
Klondike Wind Power II LLC	N/A	Oregon	75	28 years	Portland General Electric
Trimont Wind I LLC	Aeolus II	Minnesota	100	13 years	Great River Energy
Elk River Windfarm, LLC	Aeolus II	Kansas	150	18 years	Empire District Electric Co.
Shiloh I Wind Project LLC(1)	Aeolus II	California	150	13 ½ years 8 ½ years 13 years	PG&E MID Palo Alto
Flat Rock Windpower LLC(2)	Aeolus II	New York	99 17	N/A 14 years	NYISO/Merchant NYSERDA
Twin Buttes Wind LLC	Aeolus III	Colorado	75	20 years	Public Service Co. of Colorado
Flat Rock Windpower II LLC(2)	Aeolus III	New York	45	N/A	NYISO/Merchant
Big Horn Wind Project LLC	Aeolus III	Washington	200	19 years	M-S-R Public Power Agency
Colorado Green Holding LLC(3)	N/A	Colorado	81	11 years	Public Service Company of Colorado
Locust Ridge (Iberdrola Renewable Energies USA)(4)	Locust Ridge	Pennsylvania	26	20 years	PPL Energy-Plus
Top of Iowa II (Iberdrola Renewable Energies USA)	Aeolus IV	Iowa	28(5)	20 years 20 years	Wisconsin Public Power Madison Gas & Electric
MinnDakota	Aeolus IV	Minnesota and South Dakota	30(6)	20 years	Northern States Power
Klondike III	Aeolus IV	Oregon	221	20 years 15 years 20 years 20 years	Puget Sound Energy; Eugene Water & Electric; PG&E; BPA
FPL Energy, Inc.	N/A	Washington, California and Wyoming	606(7)	19-21 years	Various
Total pro forma installed capacity			2,046		

(1) Pacific Gas & Electric (PG&E): 50% (75 MW), Modesto Irrigation District (MID): 33% (50 MW), and City of Palo Alto: 16.7% (25 MW).

(2) Flat Rock Windpower I was constructed in two phases, the first of which became operational in January 2006 and the second of which became operational in July 2006. Flat Rock I and Flat Rock II do business as "Maple Ridge I" and "Maple Ridge II." Each entity is 50% owned by Horizon Wind Energy LLC. PPM Energy's interests in Flat Rock I and Flat Rock II, other than 0.5% of Flat Rock I, which is held by a PPM Energy subsidiary, are included in the Aeolus II and Aeolus III projects, respectively.

(3) 100% owned by Colorado Wind Ventures LLC. A wholly owned subsidiary of PPM Energy owns a 50% undivided interest in Colorado Wind Ventures LLC with Shell Wind Energy owning the remaining interest.

(4) Installed at the end of 2006 and began commercial operations in February 2007.

(5) Top of Iowa II is under construction and it is anticipated will have 80 MW of installed capacity, however, 28 MW were installed as of September 30, 2007.

(6) MinnDakota is under construction and it is anticipated that it will have 150 MW of installed capacity, however 30 MW were installed as of September 30, 2007.

(7) The 606 MW are owned by FPL Energy, Inc. We entered into three long-term PPAs with FPL Energy, Inc. for the entire output of the Stateline wind energy center and FPL Energy, Inc. High Winds and Pleasant Valley wind projects comprising a total of 606 MW. We have also entered into numerous PPAs with offtakers for the electricity generated by these assets owned by FPL Energy, Inc. See "—FPL PPAs."

Wind farm financing structures

We have contributed most of our operating wind farms to institutional investment structures with investors. These transactions were driven primarily by the sale in March 2006 of PacifiCorp, a former subsidiary of SPHI, and its assets. Since the sale, we, along with most companies in the wind generation market, do not have sufficient taxable income in the United States to fully utilize available tax benefits (principally the PTCs and MACRS). Our relationship with the institutional investors is governed by a limited liability company operating agreement that apportions the cash flows generated by the wind farms in accordance with a percentage sharing mechanism, and allocates the tax benefits largely to the investor. Participating investors have been large financial institutions with relatively low funding costs and significant income to be able to utilize the tax benefits generated by the wind farms.

We have formed five separate institutional investment structures (Aeolus I, Aeolus II, Aeolus III and Aeolus IV and Locust Ridge). In all of our institutional investment structures, we retain a class of membership interests and day-to-day operational and management control, subject to investor approval of certain major decisions. The institutional investors do not receive a lien on any wind farm assets but are indirect holders of equity interests in the companies that hold those assets. Major decisions requiring institutional investor approval include capital expenditures above threshold levels, replacement of major contracts, bankruptcy and project sales. We have entered into two types of institutional investment structures, Pay-As-You-Go partnership structures, ("PAY-Go") and Pre-tax, After-tax, Partnership Structures ("PAPS"), as more fully described below.

The following tables present the estimated apportionment of distributions and the allocation of income, PTCs, and MACRS depreciation between Iberdrola Renovables and the investors under the PAY-Go and PAPS structures. The column titled "Operating cash flow" reflects the apportionment of cash distributions. The column titled "Income & PTCs" reflects the allocation of income and PTCs for U.S. federal income tax purposes. The column titled "MACRS depreciation" reflects the allocation of depreciation benefits for U.S. federal income tax purposes. All percentages other than 100% are approximations.

	Operating cash flow		Income & PTCs(1)		MACRS depreciation(1)	
PAY-Go	**Iberdrola Renovables**	**Investor**	**Iberdrola Renovables**	**Investor**	**Iberdrola Renovables**	**Investor**
Year 1-10	20-27%	73-80%	10%	90%	6-29%	71-94%
Year 11-20	90-95%	5-10%	90-95%	5-10%	—	—

(1) PTCs lapse after ten years of commercial operations. MACRS depreciation generally runs out five years after commercial operation.

	Operating cash flow		Income & PTCs(1)		MACRS depreciation(1)	
PAPS	**Iberdrola Renovables**	**Investor**	**Iberdrola Renovables**	**Investor**	**Iberdrola Renovables**	**Investor**
Year 1-3(2)	100%	0%	0%	100%	0%	100%
Year 4-10	0%	100%	0%	100%	0%	100%
Year 11-20	90%	10%	90%	10%	—	—

(1) PTCs lapse after ten years of commercial operations. MACRS depreciation generally runs out five years after commercial operation.

(2) Actual "cash flip" dates, as discussed below, depend on the date institutional investors earn the agreed "targeted internal rate of return."

PAY-Go—Aeolus I, II and III structures

We have entered into three PAY-Go institutional investment structures with institutional investors, which were closed on May 1, 2006, November 1, 2006 and February 1, 2007, respectively. The transactions included existing wind farms and wind farms that were being placed into operation at the time of the relevant transaction, and totaled 141 MW (Aeolus I), 516 MW (Aeolus II) and 320 MW (Aeolus III), respectively. In each of these transactions, the institutional investors made up-front cash payments, received Class B interests in a limited liability holding company holding interests in several wind farms, and executed fixed and contingent notes pursuant to which the investors are obligated to make quarterly payments to us for approximately ten years. The sum of the fixed-note payments and contingent-note payments equal a percentage of the PTCs generated by the wind farms in the portfolio. The fixed-note payments are fixed at the start of the partnership based on the forecasted electricity generation for the portfolio, while the contingent-note payment is adjusted quarterly based on actual generation. In each operating agreement with the related investor(s), an agreed "target internal rate of return" has been established based on the total anticipated benefit that such investor will receive over ten years from the operating cash flows, accelerated tax depreciation and the PTCs of the project. The date on which this target internal rate of return is achieved is generally the date on which the operating cash flows and income percentage allocations change in accordance with the table above (the "Flip Date"). The target internal rate of return is intended to cause the Flip

Date to occur shortly after the end of the ten-year PTC period for each Aeolus portfolio. The up-front payment is an amount that, together with the expected note payments, would allow the investor to achieve the target internal rate of return near the end of the ten-year PTC period using modeled projections of anticipated wind farm operating results as of the closing date. For twelve months following the Flip Date, we have the option to purchase the investors' residual interests at fair market value. See "SPHI Discussion and Analysis of Financial Condition and Results of Operations—Factors Affecting SPHI Results of Operations" and "Management's Discussion and Analysis of Financial Condition and Results of Operations—Factors Affecting our Future Results of Operations."

For each Aeolus portfolio, we have retained 100% of the Class A interests in the limited liability company and manage the holding company and the wind farm assets on a day-to-day basis.

PAPS—Locust Ridge and Aeolus IV

We have entered into two PAPS transactions, one with respect to our Locust Ridge wind farm in Pennsylvania, which was installed at the end of 2006 and began commercial operations in February 2007, and the other with respect to Aeolus IV, which closed on October 16, 2007. In each case, we sold to institutional investor(s) a class of equity interests in a limited liability holding company. With respect to Locust Ridge, the sole asset held is the 26 MW Locust Ridge wind farm. For Aeolus IV, as of the initial closing date, the only wind farm asset of the holding company was Klondike III (which had approximately 219 MW operational as of closing; however, the total capacity is expected to be approximately 224 MW). Subject to the satisfaction of certain conditions precedent, we expect to contribute the Top of Iowa II (expected to be 80 MW) and MinnDakota (expected to be 150 MW) wind farms to Aeolus IV pursuant to one or more subsequent closings as they achieve commercial operation. With respect to both Locust Ridge and Aeolus IV, the investors purchased an interest in the related holding company for an up-front cash payment, which represents an amount projected to allow the investor to earn the agreed "targeted internal rate of return" at the end of the ten-year PTC period, based on the total anticipated benefit that such investor will receive over 10 years from operating cash flows, MACRS and the PTCs of the project. For Aeolus IV, additional up-front cash payments are expected to be made with respect to Top of Iowa II and MinnDakota at the closing(s) associated with those wind farms. Unlike the PAY-Go structure, under PAPS, all operating cash flow from electricity sales is allocated to us until we recover our investment, which is the balance in our capital account that remained after deducting the up-front investor payment. This "cash flip" is expected to occur approximately four years (in the case of Aeolus IV) to five years (in the case of Locust Ridge) from the initial closing date. Thereafter, all operating cash flow is allocated to the institutional investor until they receive the "targeted internal rate of return" (the "PAPS Flip Date"). All tax benefits accruing prior to the PAPS Flip Date, from MACRS and PTCs, are allocated to the institutional investor. After the investor has received its "targeted internal rate of return," it maintains a small minority interest for the duration of the partnership. We have retained a class of interests in both limited liability companies and will manage the wind farm assets on a day-to-day basis.

We anticipate that our ability to fully realize our investment objectives with respect to our wind farms under development in the United States will depend in part on the continued benefits of these structures. See "Risk Factors—Our profitability in each of the regional markets in which we operate is dependent on policies and regulatory frameworks that support renewable energy development."

FPL PPAs

FPL Energy Inc. owns the Stateline (300 MW), Highwinds (162 MW) and Pleasant Valley (144 MW) wind farms located in Washington, California and Wyoming. PPM Energy purchases all of the output from the 606 MW of installed capacity at these three wind farms under 25-year PPAs entered into in 2002 and 2003. The Stateline PPA has 19 years remaining on the contract and the Highwinds and Pleasant Valley PPAs each have 21 years remaining. The electricity purchased from FPL Energy, Inc. is sold to various off-takers in California, Washington, Oregon and Utah, together with capacity rights and environmental attributes, under long-term PPAs for terms ranging from 8-20 years. These contracts substantially correspond with the output from the 606 MW of installed capacity to which PPM Energy has rights. To the extent PPM Energy's obligations exceed this supply, PPM Energy purchases energy from the market.

Shaping and firming

PPM Energy has also entered into a number of shaping and firming agreements with utility offtakers on behalf of certain of the wind farm project companies owned by PPM Energy (such as Klondike II) and by Aeolus structures (such as Klondike III), for shaping and firming services. PPM Energy "shapes" the intermittent wind energy to deliver a consistent flow of energy and "firms" the fluctuations in generation, which result from varying weather patterns and other conditions, to deliver a predictable amount of electricity to the third party energy purchaser at specified delivery dates. PPM Energy fulfills a portion of the delivery obligations with

market electricity purchases, and therefore performance with respect to the SP US Assets' wind activities is evaluated on a gross margin basis. See "SPHI Discussion and Analysis of Financial Condition and Results of Operations—Explanation of Income Statement Items and Adjusted Gross Margin." The duration of these agreements typically corresponds to the duration of the related power purchase agreement. See "Related Party Transactions."

Pipeline

As of September 30, 2007, we had 21,222 MW of wind pipeline projects in the United States, of which 992 MW (4.7%) are categorized as "highly confident" (approximately 95% probability of successful completion), 7,862 MW (37.0%) are categorized as "likely" (approximately 40-50% probability of successful completion) and 12,368 MW (58.3%) are categorized as "probable" (approximately 20% probability of successful completion). Of our pipeline projects categorized as "highly confident," 326 MW (32.9%) are under construction. Wind pipeline projects in the United States comprise approximately 52.6% of our pro forma total wind pipeline as of September 30, 2007.

United Kingdom

We became the largest onshore wind farm developer and operator in the United Kingdom as a result of the acquisition on October 3, 2007 of the SP UK Assets, which, we estimate, based on market data from the British Wind Energy Association, had approximately 17% of the U.K. wind energy generation market by installed capacity as of December 31, 2006. See "—Competition" and "Industry." Historically, our operations in the United Kingdom comprised entirely of the operations of the SP UK Assets. Prior to the Acquisition, we only had pipeline projects and development activities in the United Kingdom. As a result of the Acquisition, we added 372 MW of installed wind capacity as of September 30, 2007 on a pro forma basis to our portfolio. Our operations in the United Kingdom contributed 10.3% and 10.4% of our wind gross margin on a pro forma basis for the nine months ended September 30, 2007 and the year ended December 31, 2006, respectively, and 9.8% and 10.3% wind of EBITDA on a pro forma basis for the same periods. We also have a wind pipeline of 6,080 MW (including 208 MW of off-shore wind pipeline projects) in the United Kingdom as of September 30, 2007.

Market

In 2006, installed capacity in the United Kingdom increased by 36.7%, from 1,439 MW of cumulative installed wind capacity in 2005 to 1,967 MW in 2006, according to EER. The United Kingdom's target under the Renewable Energy Directive is to have 10.0% of its electricity generation from renewable sources by the end of 2010. This target is currently under review and may be revised pursuant to the recent Renewable Energy Directive to source 20% of its energy needs from renewable energy sources by 2020. EER expects that the U.K. will increase its cumulative installed wind capacity from 1,967 MW in 2006 to 11,967 MW by 2015, adding an average of 1,111 MW annually during the period. See "Industry—United Kingdom."

Wind farm developers in the United Kingdom benefit from national targets which require licensed suppliers of electricity to ensure that a certain percentage of energy provided to their customers are from designated eligible renewable resources. Developers generate revenue from the electricity sold and from the ROCs and the Levy Exemption Certificates ("LECs"). See "Regulatory—United Kingdom."

Installed capacity

As of September 30, 2007, we had 372 MW of pro forma installed wind capacity in the United Kingdom. We produced 608 GWh of electricity from wind energy during the nine months ended September 30, 2007 on a pro forma basis. The table below sets forth the historical evolution of our actual installed wind capacity, actual wind production and compound annual growth rate in the United Kingdom as of and for the years ended March 31, 2005, 2006 and 2007 and our pro forma installed wind capacity and pro forma wind production in the United Kingdom as of and for the nine months ended September 30, 2007.

	As of and for the year ended March 31,			CAGR(%)	Pro forma as of and for the nine months ended September 30,
United Kingdom	**2005**	**2006**	**2007**	**2005-2007**	**2007**
Installed wind capacity (MW)	158	271	345	47.8	372
Wind energy production (GWh)	440	587	855	39.4	608

We own and operate wind farms in England, Wales, Scotland, Northern Ireland and the Republic of Ireland. We are also developing offshore wind projects in contemplation of the UK government's proposed change to the Renewable Obligation to provide enhanced revenues for offshore wind. See "Regulatory—United Kingdom" and "—Offshore wind energy."

Pipeline

As of September 30, 2007, we had a 6,080 MW wind pipeline in the United Kingdom, of which 563 MW (9.3%) are categorized as "highly confident" (approximately 95% probability of successful completion), 823 MW (13.5%) are categorized as "likely" (approximately 40-50% probability of successful completion) and 4,694 MW (77.2%) are categorized as "probable" (approximately 20% probability of successful completion). Of our pipeline categorized as "highly confident", 359 MW (63.8%) are under construction. Wind pipeline projects in the United Kingdom comprise approximately 15.1% of our pro forma total wind pipeline as of September 30, 2007.

Rest of the World

In addition to our operations in Spain, the United States and the United Kingdom, from 2004 through to the date of this offering memorandum we established a presence in 16 other countries, including operations in Greece, Poland and France. We also have operating capacity in Germany, Portugal and Brazil and have local offices or development projects in Bulgaria, Canada, China, Cyprus, Estonia, Guatemala, Hungary, Italy, Mexico and Morocco. We are also evaluating markets and operations in many other countries. We have a presence in nine of the top ten countries designated as the most attractive for renewable energy investments according to the E&Y Index for the second quarter of 2007.

Currently we focus on expanding our operating presence in the most attractive markets with the highest growth potential and favorable regulatory frameworks, in particular Greece, France and Poland.

We have a wind pipeline of 7,245 MW in the Rest of the World as of September 30, 2007.

Market

According to EER total global installed wind capacity excluding Spain, the United States and the United Kingdom is anticipated to increase from 48,844 MW in 2006 to 172,099 MW by 2015.

Greece added 180 MW of wind capacity in 2006 to reach 745 MW as of December 31, 2006, according to EER. Greece's target under the Renewable Energy Directive is to generate 20.1% of electricity from renewable sources by 2010. According to EER, Greece is expected to have 3,175 MW of installed wind capacity by 2015.

France, the eighth largest European country in installed wind power in 2006, added 770 MW of capacity in 2006 to reach 1,480 MW of cumulative installed wind capacity as of December 31, 2006, according to EER. France has targeted generation of 21% of electricity from renewable sources by 2010. According to EER, France is expected to have approximately 11,760 MW of installed wind capacity by 2015.

Poland added 86 MW of wind capacity in 2006, more than doubling its installed capacity, to reach 153 MW December 31, 2006, according to EER. Poland's target under the energy act of April 2, 2004, which came into effect in January 2005, is to acquire 10.4% of its energy from renewable sources in 2010-2014. According to EER, Poland is expected to have approximately 2,653 MW of installed wind capacity by 2015.

Installed capacity

As of September 30, 2007, we had 547 MW of pro forma installed wind capacity in the Rest of the World which represents 7.8% of our pro forma total installed wind capacity. Our operations in the Rest of the World are primarily focused in Greece, France and Poland where we had pro forma installed wind capacity of 214 MW, 86 MW and 89 MW, respectively, as of September 30, 2007, which in aggregate represents approximately 71.1% of our pro forma installed wind capacity in the Rest of the World. We produced 733 GWh of electricity from wind energy in the Rest of the World during the nine months ended September 30, 2007 on a pro forma basis. The table below sets forth the historical evolution of our actual installed wind capacity and compound annual growth rate in the Rest of the World as of and for the years ended December 31, 2004, 2005 and 2006 and our pro forma installed wind capacity in the Rest of the World as of and for the nine months ended September 30, 2007.

	As of and for the year ended December 31,			CAGR (%)	Pro forma as of and for the nine months ended
Rest of the World	**2004**	**2005**	**2006**	**(2005-2006)**	**September 30,**
Installed wind capacity (MW)	0	236	414	75.4%	547

Pipeline

As of September 30, 2007, we had a 7,245 MW wind pipeline in the Rest of the World, of which 620 MW (8.6%) are categorized as "highly confident" (approximately 95% probability of successful completion), 1,799 MW (24.8%) are categorized as "likely" (approximately 40-50% probability of successful completion) and 4,827 MW (66.6%) are categorized as "probable" (approximately 20% probability of successful completion). Of our pipeline categorized as highly confident, 233 MW (37.6%) are under construction. Wind pipeline projects in the Rest of the World comprise approximately 18.0% of our pro forma total wind pipeline as of September 30, 2007.

As of September 30, 2007, we had 47 MW, 75 MW and 39 MW of wind pipeline projects under construction in Greece, France and Poland, respectively.

Offshore wind energy

The development of offshore wind projects has evolved more slowly than onshore projects due to higher operation and maintenance costs, larger required capital expenditures and larger minimum investment sizes required to compensate for the larger investment costs. However, offshore wind energy technology continues to mature and according to EER the European offshore wind market should continue to grow in 2009, when large-scale projects are scheduled to be completed in the United Kingdom, Germany and Sweden thereby establishing a higher volume market, and the global offshore wind market is expected to reach 13,977 MW by 2015. We have a dedicated team working to develop offshore projects and as of September 30, 2007 had a 332 MW pipeline which includes 208 MW for two planned offshore wind farms in the United Kingdom and 124 MW in the Rest of the World.

Competition

Our principal competitors globally include FPL Energy, Inc., Acciona, S.A., Babcock & Brown Wind Partners, Endesa, S.A. and EDP, S.A. See "Industry." Competition in this sector occurs primarily during the development phase, specifically in the identification and procurement of suitable sites with high wind resource availability, grid connection capacity and land availability. In certain jurisdictions, depending on the regulatory framework, we may also face competition for off-takers.

Customers

Customers of electricity production vary by jurisdiction depending on the regulatory framework in place and the electricity market structure and rules.

In Spain, regulation for renewable energy sources provides that production from renewable energy sources benefits from priority access to the grid and guaranteed sale. Royal Decree 661/2007 provides that all producers that have chosen to sell at the fixed tariff must make their offers of sale to the electricity market (the "pool market"), in accordance with the current market rules, receiving the resulting matching price. Those choosing to use the market option may do so using any of the market mechanisms available (including the "pool market," bilateral contracts and auctions). The *Comisión Nacional de Energía* ("CNE") will, in the case of the fixed tariff option, settle the difference between the price received and the regulated rate, and in the case of the market option will pay the corresponding premium taking into account the cap and floor system. See "Regulatory."

In the United States, we have sold approximately 94% wind plant output (including electricity and renewable energy credits) to offtakers under long-term PPAs, which has enabled us to limit our exposure to changes in market conditions. Our U.S. customers are primarily large investor owned and public utilities.

In the United Kingdom, prior to the Acquisition, the SP UK Assets sold the majority of the production from wind farms which were eligible to receive ROCs to ScottishPower Energy Retail Ltd. Going forward we anticipate selling all of the electricity produced by certain of our U.K. wind farms, as well as the majority of ROCs and LECs earned by the facilities under PPAs, including third party PPAs and a PPA with ScottishPower Energy Retail Ltd.

Suppliers

Turbines are the primary wind farm operating equipment. Turbine costs represent between 70% and 80% of wind farm investment costs. There are a limited number of turbine suppliers and current demand worldwide for turbines exceeds production capacity. See "Risk Factors—Our growth plan is dependent on the availability of

equipment." According to BTM the largest turbine suppliers in 2006 were Vestas Wind Systems A/S ("Vestas"), Gamesa Eólica and GE Wind with 28.2%, 15.6% and 15.5%, respectively, of the global turbine market. During 2006, Vestas, Gamesa Eólica and GE Wind supplied turbines worldwide with aggregate capacities of 4,239 MW, 2,346 MW and 2,326 MW, respectively.

Our turbine supply strategy is largely based on establishing framework agreements and developing strong relationships with leading turbine suppliers to secure our supply needs and to allow us access to key manufacturers and the latest technical features, including customized turbine models which will contribute to optimizing our operational and maintenance efficiencies. In order to ensure that our future equipment supply and key service needs are met, we attempt to diversify our supplies, including, by periodically issuing requests for proposals with respect to framework and other supply agreements. As of September 30, 2007, Gamesa Eólica supplied us with turbines for 3,718 MW (58.1%) of our pro forma installed wind capacity, followed by GE Wind, Siemens and Vestas-American Wind Technology, Inc. which supplied us turbines for 1,630 MW (25.5%), 473 MW (7.4%) and 389 MW (6.1%), respectively, of our pro forma installed wind capacity not including 606 MW contracted to a third party.

Pursuant to current outstanding agreements, our largest supplier is Gamesa Eólica which has committed to sell us 2,700 MW of turbines through 2009, with a possible extension to 2011, under a framework agreement entered into on October 19, 2006. See "Related Party Transactions." We have expanded and diversified our supplier base and as of September 30, 2007, we also have contracted turbines for our development needs with Suzlon, which has committed to sell us 700 MW of turbines from 2008 to 2010, Mitsubishi, which has committed to sell us 405 MW of turbines from 2008 to 2009 and GE Wind, which has committed to sell us 225 MW of turbines from 2008 to 2009. Additionally, we have signed contracts for specific projects which also include other suppliers (such as Siemens, Fuhrländer, Ecotècnia, Repower, Vestas, Nordex and Acciona). In particular, Siemens has committed to supply 322 MW for a specific project in the United Kingdom. Currently, our executed agreements cover approximately two-thirds of our Development Plan until 2010. We centrally allocate the turbines for our various projects in an effort to minimize our dependence on any one supplier for our turbine needs.

Our contracts with turbine suppliers usually cover the production, transport, erection and commissioning phases and includes a guarantee period of typically two years, unless otherwise negotiated. At times, the operations and maintenance requirements during the guarantee period in the agreements are also contracted with the supplier. Other important suppliers include the engineering and construction companies that are contracted during the development and installation phases to perform civil engineering and electrical work for the wind farm as well as the required infrastructures. See "Related Party Transactions."

Mini-hydro

Market

As of December 31, 2006, the renewable energy market in Spain included 1,811 MW of mini-hydro capacity (for mini-hydro plants of less than 10 MW), according to the Draft Planning Report. The PER targets 2,199 MW of cumulative installed mini-hydro capacity (for mini-hydro plants of less than 10 MW) by 2010. This target is currently being revised in order to fulfill the European target of generating 20% of energy from renewable sources by 2020. Estimates considered in the Draft Planning Report by the Secretary General of Energy within the Ministry of Industry, Tourism and Trade established a mini-hydro capacity of 2,450 MW by 2016. See "Industry—Spain."

Installed capacity

Together with Iberdrola, S.A., we have over 100 years of experience in mini-hydro development and operation. As of September 30, 2007, we had 342 MW of mini-hydro capacity in Spain. Mini-hydro represents 4.7% of our pro forma total installed renewable capacity as of September 30, 2007. We benefit from long-term mini-hydro facility concessions, 93% of which expire after 2021 and over 60% of which expire after 2060.

Mini-hydro power plants in Spain are regulated under the Ordinary Regime or the Special Regime, depending on the date the facility was placed into operation. As of September 30, 2007, 39% of our mini-hydro facilities are regulated under the Special Regime and 61% of our facilities are regulated under the Ordinary Regime. As required by the CNE, we are currently in the process of closing 18 MW of obsolete mini-hydro facilities that will reduce our percentage of mini-hydro capacity operating under the Ordinary Regime once governmental approval is obtained. See "Regulatory—Mini-hydro."

Pipeline

As of September 30, 2007, we had a mini-hydro pipeline of 285 MW, of which 127 MW (44.6%) are "likely" (approximately 40-50% probability of successful completion) and 158 MW (55.4%) are "probable" projects (approximately 20% probability of successful completion). All of our pipeline designated as "likely" is in Spain while 70 MW of "probable" pipeline is in Spain with an additional 88 MW of "probable" pipeline in the

Rest of the World. All of our pipeline and future mini-hydro facilities in Spain will be subject to the Special Regime. The following table sets forth our installed mini-hydro capacity and pipeline as of September 30, 2007.

	As of September 30, 2007				
		Pipeline			
Mini-hydro	Installed capacity	Pipeline	Highly confident(1)	Likely(2)	Probable(3)
			(in MW)		
Spain	342	197	—	127	70
Rest of the world	—	88	—	—	88
Total	342	285	—	127	158

(1) Approximately 95% probability of successful completion.

(2) Approximately 40-50% probability of successful completion.

(3) Approximately 20% probability of successful completion.

Other Renewable Technologies

As of September 30, 2007 we had 0.3 MW of solar photovoltaic installed capacity and we had an aggregate pipeline from other renewable energy sources other than wind and mini-hydro of 643 MW of which 52 MW are under construction. We intend to continue to expand our market presence in the following renewable energy sectors: solar thermal, solar photovoltaic, biomass and wave energy. See "Industry" and "—Research and Development."

We have an active presence in these technologies that we believe have a high capacity for growth. In addition to the foregoing, we are engaged in preliminary research and development of other renewable energy technologies and actively monitor developing technology in the industry. We research and consider all economically viable and sustainable renewable technologies for inclusion in our renewable generation portfolio in order to maximize production value. We focus on the most profitable technologies for renewable production and monitor developments in other technologies in order to enable us to selectively complement our production. See "—Research and Development."

Market

Our solar thermal, solar photovoltaic and biomass activities are mostly developed in Spain. We are developing wave energy projects in Spain and the United Kingdom.

The following table sets forth the PER targets for 2010 and the estimates considered by the Secretary General of Energy within the Ministry of Industry, Tourism and Trade, in the Draft Planning Report for solar and biomass generation in the Spanish market.

Spanish market capacity	2010(1)	2016(2)(3)
	(in MW)	
Solar	900	2,000(5)
Solar thermal	500	—
Solar photovoltaic	400(4)	—
Biomass	1,317	2,770

(1) PER targets.

(2) Draft Planning Report estimates.

(3) Estimates calculated based on demand at the high point of winter.

(4) In September 2007, the Spanish Ministry of Industry, Tourism and Commerce announced that Spain has reached 85% of the target established in the RD 661/2007, and a new royal decree regarding solar photovoltaic is currently under consideration.

(5) Estimate for combined solar thermal and solar photovoltaic production.

Pipeline

As of September 30, 2007 we had 603 MW of solar thermal and 11 MW of solar photovoltaic pipeline projects in Spain. We also had 25 MW of biomass and 4 MW of wave energy pipeline projects. Of these projects a 50 MW solar thermal facility and a 2 MW biomass facility are under construction.

The following table sets forth our installed capacity and pipeline of our other renewable energy projects by technology as of September 30, 2007.

	As of September 30, 2007		
Other renewable technologies	Installed capacity	Under construction	Pipeline[1]
		(in MW)	
Solar thermal	—	50	603
Solar photovoltaic	0.3	—	11
Biomass	—	2	25
Wave energy	—	—	4
Total	0.3	52	643

(1) Includes MW under construction.

Operational Model

We operate our facilities using the same model and general management philosophy that our primary shareholder, Iberdrola, S.A., has been successfully implementing for more than 100 years in the operation of various generation plants, taking into account the distinctions among renewable generation technologies. The ultimate goal of our operational model is to maximize revenues, efficiency and profitability. The main principles driving the operating model are: (1) personnel and installation safety, (2) respect for the environment and (3) economic efficiency of assets. With respect to the economic efficiency of our assets, the operational model is designed to maximize availability of resources (energy production and asset life), optimize integration of renewable energy within the grid while managing operating costs and controlling expense variables and optimize maintenance and performance of technology and has contributed to stable EBITDA margins of approximately 80% from 2004 through 2006. We apply this model to our renewable energy technologies across all geographies and we are in the process of implementing the operational model with respect to the ScottishPower Assets.

The main pillars of our operational model to achieve economic efficiency of our assets are:

- *Maximizing availability of our facilities.* We seek to maximize the availability of equipment in our generation plants (including wind turbines, electrical systems, etc.), which is one of the key factors affecting production, especially as the source of energy used (wind, water or sun) cannot be stored or administered.

- *Optimizing maintenance to sustain and improve technology performance.* We aim to maintain and improve yield throughout the useful life of our facilities using maintenance optimization by monitoring and developing the technology and the operating processes and maintenance specific to those technologies. This knowledge allows us to establish best practices in preventive maintenance, independent of the maintenance provider, to improve the reliability of our machines in order to minimize repairs or corrections, to control the evolution of production, to detect decreases in yield, to manage useful life and to propose design improvements for future farms. Similarly, we decide which tasks to subcontract and which to perform internally.

- *Optimizing integration of renewable energy with the electricity system.* We attempt to contribute to the stability of the electricity grid and to minimize integration problems caused by the variability of production which results from the irregular availability of wind. Additionally, we attempt to achieve better integration into the electricity market and operate under requirements equivalent to conventional energy sources.

Our in-house engineers and technical personnel, who analyze and evaluate project development studies and operating results, enable operational efficiency and rapid implementation of technical and organizational

measures. As of September 30, 2007, approximately 42% of our employees (634 employees) were engaged in operational activities, segmented into three functional levels and teams: operating and maintenance, operations centre (CORE) and technical services.

First level: Operation and maintenance

The first level O&M team is responsible for top-level supervision, exercising physical control and maintenance of our facilities. This team performs detailed maintenance planning to reduce downtime, and thereby increase production. The assets are operated locally, and experience acquired during operations is collected. Through analysis and systematization of the experience obtained from ongoing operations, the O&M team draws conclusions in order to improve and redesign, if applicable, the operations and maintenance processes, and specify the technical requirements for purchase of equipment and systems for future projects.

Second level: Centro de Operación de Renovables

The Centro de Operación de Renovables (CORE) is connected to the local control and information system at each renewable facility and collects operating data from the generators and corresponding electricity substation. The system collects and organizes information in real time, enabling breakdowns and stoppages to be detected rapidly and analyzed remotely, further reducing production downtime.

Since October 2005, the system operator (*Red Eléctrica de España*) has required that all wind producers in Spain have a control center in order to be able to comply in real time with potential production control orders. Pursuant to Royal Decree 661, operators that fail to maintain a control center do not receive the feed-in tariff or premium, as applicable. In addition, the renewables operations centre is responsible for interfacing with the system operator control centre (*Centro de Control del Operador del Sistema*), and for responding to and complying with energy supply instructions received from the system operator.

Third level: Technical services

The technical services level includes a team which analyzes results (evaluating shortfalls in energy production and other management indicators), proposes corrective measures, processes operating data, controls production and invoicing (controlling functioning of the measurement equipment) and manages the operating systems (prediction, maintenance management, environmental management).

Support systems to the operational model

The following are support systems that we have developed internally for our operational model.

Centro de Operación de Renovables—CORE

Our real time operation center, CORE, located in Toledo, Spain, is a pioneering initiative in the renewable energy sector, which uses leading technology to remotely operate and monitor our renewable energy generation facilities 24 hours a day, 365 days a year. The CORE system became operational in July 2003, and was created to optimize the technical management of and the economic returns from our facilities by enhancing efficiency and reducing costs. CORE is also used to minimize the impact of supply variability to the electricity transmission network. Using CORE, we are able to detect outages and incidents, make a preliminary remote diagnosis of problems, restore service by remote control, exchange information with other energy control centers, predict wind power generation and control all of our wind turbine technology and perform numerous other activities.

CORE is connected to the local control and information system at each renewable facility that collects operating data from the generators and corresponding electricity substation. The system collects and organizes information in real time and forwards it to the operators in both a continuous and a detailed form. The continuous information comprises information about alarms, measurements and critical power meters, while the detailed levels provides information on all the signals emitted by a specific turbine at the request of an operator. This process enables breakdowns and stoppages to be detected rapidly and analyzed remotely, which reduces production downtime.

Our United States wind farms are operated from a central operations center located in Portland, Oregon. Our U.S. operations center is operated in a manner similar to that of our CORE and related support systems in Spain, but presently utilizes a different software platform.

DOMINA— integrated renewable energy generation facility management

DOMINA is a SAP-based maintenance management system used to streamline maintenance processes and standardize information and procedures for application across all of our assets. The principal objective of this system is to have a universal management program for our wind farms and mini-hydro plants to achieve asset control, technological know-how, maintenance control, information for making appropriate O&M decisions and feedback of operational experience. DOMINA is used to optimize asset performance and extend asset life in order to maximize the economic performance of our renewable plants.

The collection and analysis of operating data through the DOMINA project facilitates design selection, identification of equipment weaknesses and probable causes of failure, preventive maintenance requirements and use of the appropriate maintenance logistics.

METEOFLOW—wind farm production prediction system

We developed the METEOFLOW system in response to the need to predict production requirements to participate in the electricity spot market. Additionally, production prediction has been a regulatory requirement in Spain since January 1, 2006 and we use METEOFLOW to predict electricity output. METEOFLOW is equipped to operate in any of the jurisdictions in which we are currently present.

The components of METEOFLOW include a short-term predictive wind modeling system at the wind farms, a calculation module that relates the estimated wind speed to production, and a module that implements specific adjustments for each wind farm.

Non-Renewable Energy Businesses

We also have operations in non-renewable energy business in the United States, primarily gas storage, energy management and thermal energy facilities, which for the nine months ended September 30, 2007 and the year ended December 31, 2006 were 15.5% and 17.2% of our pro forma gross margin, respectively, and 11.5% and 14.2% of our pro forma EBITDA, respectively. Prior to the Acquisition, we did not operate any gas storage, energy management or thermal energy facilities, and these businesses were operated by subsidiaries of SPHI in the United States.

The following table sets forth the contribution of our gas, thermal, and energy management businesses to total gross margin and EBITDA on a pro forma basis for the year ended December 31, 2006 and for the nine months ended September 30, 2007.

	Pro forma for the nine months ended September 30, 2007				Pro forma for the year ended December 31, 2006			
Business Segment	Gross margin	% of pro forma Gross margin	EBITDA	% of EBITDA	Gross margin	% of pro forma Gross margin	EBITDA	% of EBITDA
Gas[1]	28.8	3.6%	13.7	2.4%	51.4	4.6%	33.2	3.9%
Thermal	52.0	6.5%	40.8	7.2%	62.6	5.6%	50.0	5.9%
Energy management	43.6	5.4%	10.3	1.8%	78.8	7.0%	36.4	4.3%
Total non renewables	124.4	15.5%	64.8	11.5%	192.8	17.2%	119.6	14.2%

(1) Enstor business segment

Market

Based on 2005 figures, the total U.S. power generation base was 900 GW, of which 350 GW (39%) was non-utility owned generation ("NUG"). In the Western U.S. (i.e., the U.S. portion of the Western Electricity Coordinating Council ("WECC") region), the generation base was 160 GW, of which 54 GW (34%) was NUG. Nearly 55% of NUG was natural gas-fired in the entire U.S. and 75% of NUG was gas-fired in the Western U.S. PPM Energy's 537 MW of thermal generation, or gas-fired resources, are all located in the Western U.S. According to the U.S. Department of Energy, the U.S. natural gas market constitutes the largest national gas market in the world, consuming 22.2 tcf (630 bcm) in 2005, representing approximately 21.5% of global dry gas consumption in that year.

Enstor

Our gas storage operations contributed 3.6% and 4.6% of our pro forma gross margin for the nine months ended September 30, 2007 and the year ended December 31, 2006, respectively, and 2.4% and 3.9% of our pro forma EBITDA for the same periods.

Enstor Operating Company, LLC and its affiliates ("Enstor"), all of which are wholly owned by SPHI, together comprise one of the leading independent providers of storage and storage-related hub services in the U.S. As of September 30, 2007, Enstor owned and operated 0.76 bcm of working gas storage capacity, which represents approximately 5.4% of the U.S. independent gas storage market. See "Industry" and "—Competition." Enstor Katy Storage and Transportation, L.P. ("Enstor Katy") owns and operates the Enstor Katy storage facility located in south Texas. Enstor Grama Ridge Storage and Transportation, LLC ("Enstor Grama") owns and operates the Enstor Grama storage facility located in eastern New Mexico, near the Waha natural gas transportation hub in west Texas. The Enstor Katy and Enstor Grama storage facilities were both constructed out of depleted natural gas reservoirs. See "—Gas storage facilities."

Enstor plans to continue growing its natural gas storage business in accordance with the Framework Agreement. See "Related Parties—Iberdrola, S.A.—Framework Agreement." Enstor has 0.76 bcm in various stages of development, including an 0.04 bcm expansion of the Grama facility. Enstor Waha Storage and Transportation, L.P. ("Enstor Waha") is currently constructing a storage facility that is designed to provide another 0.27 bcm in working gas storage capacity. The Enstor Waha storage facility will be strategically located near a major trading hub in West Texas with access to several natural gas pipelines. Expected to offer high deliverability because of the utilization of Permian (Ochoan) bedded salt for cavern construction, the Enstor Waha storage facility will allow customers the flexibility to handle daily, monthly and seasonal peaking requirements, pipeline balancing needs, and operational load requirements. Enstor expects that construction of the Enstor Waha storage facility will take place in several phases, with the initial 0.13 bcm of working gas storage capacity to be completed and placed in service in 2009. When fully developed according to current permitting, the Enstor Waha storage facility is anticipated to facilitate a peak deliverability of 0.02 bcm per day, based on the established operating pressure ranges of the receiving/delivering pipelines. The Enstor Waha storage facility is the subject of legal proceedings challenging certain of its development activities, which may result in completion delays. See "—Legal Matters."

Enstor Houston Hub Storage and Transportation, L.P. ("Enstor Houston Hub") is also pursuing a gas storage project. The Enstor Houston Hub storage facility, which will be located near Houston, Texas, will provide customers with access to interstate gas pipelines and will be fully subject to the U.S. federal laws and regulations. See "Regulatory—U.S. Gas Industry Regulation." Designed to provide 0.45 bcm of working gas storage capacity, the Enstor Houston Hub storage facility is planned to be a high-deliverability, multi-cycle domal salt storage facility that will serve the growing demand for storage and hub services in the Texas Gulf Coast region. To also serve the growing demand for customized market-responsive pricing for storage and hub services, Enstor intends to seek approval to charge market-based rates at the Enstor Houston Hub storage facility. Enstor expects that construction of the Enstor Houston Hub storage facility will take place in several phases, with the initial 0.23 bcm of working gas storage capacity to be completed and placed into service in 2009. Enstor has requested regulatory approval such that when fully developed, the Enstor Houston Hub storage facility is anticipated to facilitate a peak deliverability of 0.01-0.02 bcm per day based on the established operating pressure ranges of the receiving/delivering pipelines. Enstor's application to develop the facility is currently pending before the Federal Energy Regulatory Commission (" FERC").

Enstor also owns 100% of the membership interests in eight other limited liability companies which were formed to develop and/or acquire natural gas storage facilities and, when the opportunity arises, will consider the possibility of developing greenfield facilities or acquiring existing facilities (whether in development or already in operation). Enstor has a number of projects in the early stages of development and considers potential acquisitions of development projects and operating facilities as and when the opportunity arises. Enstor is currently in negotiations to acquire a gas storage facility in the United States for about $164 million. A definitive agreement for the acquisition is expected to be signed, and the transaction concluded before year-end, subject to governmental approvals and other conditions.

Intrastate and interstate pipeline connections

The Enstor Katy facility and the Enstor Grama facility each interconnect with both interstate pipelines and intrastate pipelines. Storage and storage-related hub services provided in interstate commerce are regulated by FERC and, to maintain compliance with such regulations, Enstor Katy and Enstor Grama each sought and received authorization from FERC to provide their interstate services under Section 311 of the Natural Gas Policy Act ("NGPA"). Enstor Katy and Enstor Grama were authorized by FERC, in 2004 and 2005, respectively, to offer their services at market-based rates. See "Regulatory—United States."

It is anticipated that the Enstor Waha facility initially will interconnect with only intrastate pipelines and, therefore, will be subject to commercial, as well as operational, regulation by only the Texas Railroad Commission. However, the Enstor Waha facility will potentially become interconnected with one or more

interstate pipelines, in which case Enstor Waha anticipates that it will seek authorization from FERC to provide interstate storage and storage-related services under NGPA Section 311. The Enstor Houston Hub facility will have only interstate pipeline interconnections and, therefore, will be fully regulated by FERC under the Natural Gas Act ("NGA"). See "Regulatory—United States."

Gas storage facilities

The Enstor Katy and Enstor Grama storage facilities were constructed from depleted natural gas reservoirs. The Enstor Waha facility and the Enstor Houston Hub facility are designed to be constructed from leached salt formations. Depleted natural gas reservoirs and leached salt formations, together with aquifer reservoirs, are the three most common underground formations used for natural gas storage. Each gas storage formation, regardless of type, uses the same fundamental mechanical principles—gas storage facilities admit natural gas from surface level pipelines and, using compressors, inject the gas through wells drilled into the storage formation. Each storage facility has a minimum operating pressure, which depends on the particular characteristics of that facility, and must be filled with a certain quantity of gas, called "pad gas," to maintain minimum operating pressure. The gas quantity in excess of the pad gas is called the "working gas." Working gas is injected into, and withdrawn from, storage as required by customers through injection and withdrawal wells. Injection activities at the Enstor Katy and Enstor Grama storage facilities are regulated at the state level.

Depleted gas reservoirs are naturally existing containment reservoirs into which gas can be injected for storage. Leached salt storage facilities require construction activity to create the gas storage containment reservoir. The containment reservoir in a leached salt facility is created by drilling a well into the salt mass and injecting low saline concentration water to dissolve the salt; the resulting high saline concentration water ("brine") must then be disposed of through nearby injection wells or be hauled away from the facility. Leached salt reservoirs require less pad gas and permit more efficient injection and withdrawal than depleted reservoirs or aquifer reservoirs. The use of more efficient leached salt reservoirs is particularly beneficial during unexpected short-term demand surges and reduces the per-unit cost of gas injected and withdrawn.

Firm storage contracts

Enstor's customers utilize these services for seasonal, cyclical and/or short-term storage of natural gas and management of natural gas supplies. For example, during a season of relatively low demand for natural gas, natural gas producers may wish to store their natural gas for a number of months on the expectation that demand and price for natural gas will be greater in a future season. Other customers, such as electric power generators, may wish to purchase natural gas and store it on a long-term basis for future use, on the expectation that prices will continue to rise from year to year.

Hub services contracts

Enstor's natural gas storage facilities also offer storage-related hub services, such as parking and loaning services, that are, similar to firm storage service, designed to help customers manage their natural gas supplies, as well as help such customers take advantage of, or protect against, wide seasonal price variations. Under a parking contract, the Enstor storage facility will allow a customer to "park" their gas in the storage facility for an agreed upon period of time. Under a loaning contract, the Enstor facility will loan gas from the storage facility to a customer. The terms of such agreements provide for one party to initially deliver a quantity of gas to the other party, and for the other party to return the same volume of gas at a later date, with fixed delivery and redelivery dates and rates.

Seasonal spreads

A large portion of the financial success of Enstor's natural gas storage business is dependent on seasonal spreads between warm and cold months and on the level of volatility in gas prices. In general, greater volatility and greater spreads in gas prices lead to increased demand for gas storage and storage-related hub services. This is because storage customers will typically seek, in the case of greater price volatility, to use gas storage services to even out their gas supply to create insulation from such volatility, and in the case of greater price spreads, to take advantage of, or protect against, such price volatility. For the same reason, lower volatility and smaller gas price spreads lead to lower demand for gas storage and storage-related hub services.

Low credit risk exposure

Enstor's customers retain title to the gas that Enstor stores on the customers' behalf; however, Enstor typically retains a warehouse's lien and/or a security interest in the customers' gas in its possession as security

against non-payment for services rendered. Enstor is, therefore, able to use its position as the bailee of the stored gas as a means of security against credit risk. Also, each customer to whom Enstor agrees to loan gas must satisfy Enstor's credit requirements before a loan is transacted. Depending on the credit profile of the customer, such credit requirements could entail the customer providing a form of credit support, such as a letter of credit or a parental guarantee. Enstor's credit department functions independently of its commercial marketing department. We believe that Enstor's ability to claim a warehouse's lien and/or security interest in a customer's stored gas, as well as its ability to refuse loan service until a customer satisfies its credit requirements, minimizes Enstor's exposure to credit risk.

Thermal

We have interests in three thermal generation facilities in the western United States, all through PPM Energy, with 537 MW of installed thermal capacity as of September 30, 2007 (including 237 MW Thermal PPA, as defined below). Our thermal operations contributed 6.5% and 5.6% of our pro forma gross margin for the nine months ended September 30, 2007 and the year ended December 31, 2006, respectively and 7.2% and 5.9% of our pro forma EBITDA for the same periods.

PPM Energy owns 300 MW of thermal capacity comprised of a 100 MW peaking unit located in Klamath Falls, Oregon and a 200 MW simple cycle facility in West Valley, Utah. In addition, PPM Energy has contractual rights through a long-term lease to 46.9% (237 MW) of the capacity of the 506 MW Klamath Cogeneration Facility owned by the City of Klamath Falls (the "City of Klamath"). In addition, it manages the remaining 53.1% (269 MW) of the Klamath Cogeneration Facility plant on behalf of the City of Klamath. On September 11, 2007, PPM Energy entered into an agreement to acquire from the City of Klamath, the 506 MW Klamath Cogeneration Facility and the associated off-take agreements, for $286 million (the "Klamath Acquisition"). This asset purchase agreement is subject to regulatory consents and approvals. Under the asset purchase agreement, the 237 MW Thermal PPA and the operating and maintenance contract with the City of Klamath, described below will be cancelled. See "SPHI Discussion and Analysis of Financial Condition and Results of Operations—Recent Developments."

The long-term lease referred to above entitles PPM Energy to tolling rights for 237 MW (46.9%) of the output of the Klamath Cogeneration Facility until 2031. Terms of the arrangement provide for PPM Energy to pay monthly demand charges based on its share of the debt service on the plant plus a proportionate share (i.e., 46.9%) of operating costs and major maintenance reserves. Under long-term tolling agreements, which expire from 2010-2012, the capacity is leased at fixed rates ranging from $8-$17 per kW-month to major customers in California and the Pacific Northwest under long-term tolling agreements, with production costs, including fuel, transport, transmission, operation and maintenance and ancillary services costs, passed directly through to the lessor. The tolling agreements are designed to recover the cost of production including fuel, transport, transmission, O&M and ancillary services. Since 2001, PPM Energy has operated the plant under an operating and maintenance contract with the City of Klamath.

PPM Energy, through asset management agreements with the City of Klamath, fuels, manages, dispatches and brokers the City of Klamath's share (53.1%) of the output of the Klamath Cogeneration Facility. PPM Energy is reimbursed primarily on a fixed fee basis with incentive payments for various performance benchmarks. In addition, the SP US Assets provided credit support with respect to a portion of the outstanding bonds.

The 200 MW simple cycle facility in West Valley, Utah is leased to MidAmerican Energy Holdings Company through May 2008 for $10 million annually plus property taxes. The lease arrangement provides for the lessee to have full control and responsibility for the facility in exchange for a monthly rental fee. PPM Energy accounted for this agreement as an operating lease. We anticipate that following the expiration of the lease with MidAmerican Energy Holdings Company, this West Valley facility will likely be sold to an independent third party.

Energy management

Our energy management operations contributed 5.4% and 7.0% of our pro forma gross margin for the nine months ended September 30, 2007, and the year ended December 31, 2006, respectively, and 1.8% and 4.3% of our pro forma EBITDA for the same periods.

Our energy management business operates entirely through PPM Energy. PPM Energy conducts firm storage, structured transport and marketing activities for natural gas and proprietary trading activities for gas and electricity transactions in North America. PPM Energy's energy management business seeks to exploit marketing, trading and arbitrage opportunities existing in the natural gas and electricity markets that are enhanced by the control and optimization of related physical assets (including contracted gas storage and pipeline capacity). PPM Energy's energy management business competes on the basis of its ability to aggregate competitively priced supplies from a variety of sources and locations and to utilize transportation assets efficiently. PPM Energy's energy management operations provide PPM Energy with national market access, market infrastructure and intelligence, risk-management and arbitrage opportunities relating to other of the SP US Assets and fuel management expertise for the SP US Assets' thermal operations.

PPM Energy monitors its exposure to market risk as a result of its energy management activities using a number of quantitative tools. The most important of these tools is a set of risk limits based on a summary measure of market risk exposure, referred to as "value at risk." Value at risk is a measure of the potential loss of value associated with changing commodity prices on open commodity positions, measured over the succeeding 24 months at a 99% confidence level.

Gas commodity trading, hedging and storage agreements typically require PPM Energy to provide margin payments against exposure to third parties and to take credit exposure risk from third parties. PPM Energy typically provides a guarantee to cover margin obligations and requires a parent guarantee, letter of credit, or cash to cover its third party exposure. See "Risk Factors—We rely on credit and liquidity guarantees in order to conduct business in the United States."

Firm storage

PPM Energy's energy management firm storage operations involve contracts for the right to store natural gas in storage facilities owned by third parties, or its affiliate, Enstor. See "—Enstor." As of September 30, 2007, PPM Energy has approximately 1.21 bcm of contractual rights for gas storage facilities in the United States. As with Enstor's owned gas storage business, the financial success of PPM Energy's energy management storage transactions is dependent on seasonal spreads between warm and cold months and gas price volatility. In general, greater volatility and greater spreads in gas prices lead to increased demand for gas storage services and to higher revenues for this business, whereas lower volatility and smaller spreads lead to lower demand for the gas storage business and correspondingly to lower revenues. See "—Enstor." The costs of storage facilities have traditionally been less than would be required to construct a pipeline system with capacity to meet peak demand in all areas.

Structured transport

PPM Energy's merchant structured transport operations involve contracts for the right to transport natural gas in pipelines owned by third parties. In the United States, areas of high production of natural gas (i.e. Texas, Louisiana, New Mexico and Oklahoma) are geographically separated from areas of high demand (i.e. California, Illinois, Michigan and New York). Thus, underground storage facilities, together with excess pipeline capacity are utilized to maintain ready supply to meet needs in various geographic regions during times of peak demand.

The transportation of natural gas on FERC-regulated pipelines requires PPM Energy to execute standard pipeline tariff agreements. PPM Energy has credit obligations and is exposed to fixed pipeline demand charges under these tariff agreements. See "Regulatory—United States."

Proprietary trading

PPM Energy enters into gas and electricity commodity transactions with a variety of market participants including other gas and electricity merchants, gas and electricity producers, and gas and electricity distribution companies. These transactions typically involve small, short-term quantities at either fixed or floating prices and are usually documented under natural gas commodity trading standard form agreements, such as the National Association Energy Standards Board Agreement. The purchase and sale agreements may, from time to time, be structured as either call options with PPM Energy paying a premium for the right, but not the obligation, to call upon a third party for delivery of physical gas at a fixed price, or put options with PPM Energy paying a premium for the right, but not the obligation, to sell physical gas to a third party at a fixed price. Such transactions are primarily entered into in or to (a) gain market knowledge, (b) transact hedging positions and (c) take directional positions within conservative risk limits. The gas merchant business exposes PPM Energy to price volatility with respect to its purchases and sales of natural gas. PPM Energy manages this exposure with commodity price swap agreements entered into pursuant to standard over the counter International Swap Dealers Association agreements with a variety of banks and other hedge counterparties.

Customers

Enstor's customers include a diversified mix of natural gas producers, financial institutions, energy marketers, utilities, electric power generators and natural gas pipeline companies. In the year ended March 31, 2007, two unaffiliated customers, J. Aron & Company and ChevronTexaco Natural Gas, a division of Chevron U.S.A. Inc., accounted for 27% and 18%, respectively, of Enstor's revenues during this period. PPM Energy accounted for 14% of Enstor's revenues during this period. No other single customer accounted for more than 10% of Enstor's revenues. Although its operating facilities are located in Texas and New Mexico, Enstor's facilities provide services to customers moving natural gas into and out of the Northeast, Midwest, Texas and Gulf Coast areas of the United States. See "—Energy management."

PPM Energy's management customers include a diversified mix of energy marketers, producers, end users, local distribution companies, electric distribution companies and electrical generation companies.

PPM Energy's major thermal energy customers are located in California and the Pacific Northwest. The Klamath Acquisition, which is subject to government approval, includes two off-take agreements with the Sacramento Municipal Utility District for 80 MW of capacity and a steam sale contract. The off-take agreements include a 50 MW tolling agreement with a 25 MW minimum off-take (which expires in 2011) and a 30 MW summer peaking sale (expiring in 2012).

Competition

Substantially all of the underground natural gas storage capacity in the United States is owned by a combination of interstate and intrastate pipeline companies, local distribution companies (which sell natural gas to consumers) and independent storage providers. Independent providers represent approximately 12% of the total U.S. gas storage market. Enstor is one of the largest independent gas storage operators in the United States based on capacity, with 0.76 bcm of working gas storage capacity. Enstor's principal competitors include Royal Dutch Shell plc, DTE Energy Co., Spectra Energy Corporation, Niska Gas Storage US, LLC and TransCanada Corporation. See "Industry—United States."

Legal Matters

From time to time we may become involved in litigation and administrative proceedings relating to claims arising out of our operations in the normal course of business. These may include claims filed by suppliers and customers, government regulators, including tax authorities, neighboring residents and environmental activists, as well as labor disputes. Other than as described below, there are no material governmental, legal or arbitration proceedings against us (including any such proceedings which are threatened of which we are aware), which may have, or have had in the recent past, a material adverse effect on our financial position or business.

Regulatory and tax matters

On November 15, 2004, the regional customs and import/export authority of Castilla La Mancha imposed a tax on the wind farm production of one of our subsidiaries, Energías Eólicas Europeas, S.A., (now Iberdrola Energías Renovables de Castilla La Mancha, S.A. Unipersonal) for the years 2000 through 2003, during which it claimed we did not have a business and establishment number (*Código de Actividad y Establecimiento*). The tax claimed for the period totaled approximately €10.3 million plus approximately €3 million of default interest. During the period related to the claim (i.e. until March 11, 2003), we held 66.7% of the share capital of Iberdrola Energías Renovables de Castilla La Mancha, S.A. Unipersonal, corresponding to 66.7% of the total claim risk. Our claim before the Central Administrative Economic Court was rejected and we have subsequently filed an appeal, which is pending resolution. We have provisioned approximately €8.1 million to cover this tax risk.

In February 2002, the California Public Utilities Commission ("CPUC") and the California Energy Oversight Board ("CEOB") in the United States filed an action before FERC against our subsidiary, PPM Energy, claiming that prices received by PPM Energy under its agreement with the California Department of Water Resources ("CDWR") were unjust and unreasonable. FERC rejected the claim on July 23, 2002. The CPUC and CEOB appealed FERC's decision with respect to PPM Energy and a group of other sellers to CDWR to the U.S. 9th Circuit Court of Appeals (the "Court"). In December 2006, the Court remanded the case to FERC for further proceedings, reasoning that with respect to PPM Energy's contract, that FERC should not have rejected the action without having first considered whether the energy market continued to be dysfunctional after FERC established maximum prices for energy in the markets in the western United States. FERC has not yet decided the issue. PPM Energy along with the other sellers that were parties to the Court's decision filed a petition for *writ of certiorari* in the United States Supreme Court, seeking a declaration that FERC was correct in

rejecting the CPUC and CEOB action and upholding the *Mobile Sierra* doctrine, under which market-based contract prices may be reviewed by FERC only if it finds that the contract's rates, terms and conditions are contrary to the public interest. If FERC determines that the contract rate charged and collected under the contracts was unjust and unreasonable, FERC could order PPM Energy to reform the contracts and reimburse amounts received thereunder. On September 25, 2007, the Supreme Court granted certiorari in two cases directly related to the Court's decision on the CPUC and CEOB appeal.

In February 2007, the examination division of the U.S. Internal Revenue Service (the "IRS") proposed certain adjustments to NA General Partnership's tax returns for the 2001, 2002 and 2003 tax years. SPHI is NA General Partnership's successor. The largest proposed adjustment is the disallowance of a $931.8 million interest deduction. Penalties were not asserted. If sustained, such proposed adjustment would result in a federal tax liability of approximately $326.1 million for tax years 2001-2003. Similar interest deductions were also claimed in taxable years 2004 through 2007 in the aggregate total amount of $779.4 million. The loan at issue was repaid in July 2006. SPHI is disputing these proposed adjustments with the appeals division of the IRS and estimates that such appeals process may last until at least March 2008. SPHI deposited $225 million with the IRS to stop certain interest accrual and reserved against such disputed tax liability. The difference between the proposed tax liability for tax years 2001-2003 and the deposit remains subject to statutory interest accrual. Iberdrola, S.A. has agreed to indemnify us against these disputed tax liabilities. See "Related Party Transactions—Iberdrola, S.A.—Indemnity Agreement."

Litigation, claims or disputes related to facilities

On May 19, 2005 PPM Energy and Shiloh Wind Partners LLC, purchased property rights for the construction of the Shiloh I Wind Project from enXco, Inc. ("enXco") in the United States under a purchase agreement containing an express representation by enXco that it held a valid subeasement on the property. In June 2006, Green Ridge Power LLC ("Green Ridge"), which holds a master easement over the property and is an affiliate of Florida Power & Light Company ("FPLC"), claimed that the easement granted by enXco to us is invalid and has demanded that enXco cause the removal of turbines adjacent to the property in question and our gathering system (a network of pipelines and facilities) on the property. If FPLC succeeds, we could be required to move our Shiloh I Wind Project wind turbines and gathering system, with 108 MW of installed capacity, to a location which may not produce as much installed capacity, as well as bear the significant costs of moving the wind turbines and gathering system. FPLC and enXco have engaged in ongoing settlement negotiations and Green Ridge has not filed a formal complaint, however PPM Energy has filed an indemnification claim against enXco. In connection with the purchase of the property rights for construction of the Shiloh I Wind Project, PPM Energy purchased a title insurance policy in the amount of $231 million and PPM Energy has given notice of the potential claim to its title insurance company.

In July 2006, Ice Brothers, Inc. and Southwest Royalties, Inc. filed suit in Pecos County against our subsidiaries, Enstor Operating Company, LLC and Enstor Waha for negligence, trespass, nuisance and conversion based on allegations that Enstor's development operations at its natural gas storage facility interfered with production from surrounding natural gas wells ("Ice Lawsuit"). On September 13, 2006, Ice Brothers, Inc., Durango Resources Corporation and Pitts Energy Corporation filed a complaint with the Railroad Commission of Texas ("TRC"), on related grounds with respect to the brine injection operations that Enstor is engaged in to develop storage caverns at the Waha project. In October 2006, in order to gather more information and assess the complaint, Enstor voluntarily shut down leaching operations, which remain shut down pending the execution of a testing protocol anticipated to be commenced in late 2007. In June 2007, Durango Resources Corporation filed suit in Reeves County against Enstor and PPM Energy, Inc. for negligence, trespass, nuisance, waste and conversion based on similar allegations in the Ice Lawsuit. The claims in the lawsuits seek undisclosed amounts of money damages and, in the Ice Lawsuit, an injunction. In the TRC proceeding, the complainants seek a revocation of the permit allowing brine injection. On October 10, 2007, plaintiffs in the Ice Lawsuit filed an amended petition adding *negligence per se* and "fraud, constructive trust" as causes of action, claiming $54 million in actual damages adding PPM Energy, Inc. as a defendant and adding all of the remaining working interest owners as plaintiffs. We have contested the claims and discovery is underway in the lawsuits and the TRC proceeding.

On July 17, 2007, Sinergia Andaluza, S.L. has made an appeal before the High Court of Andulsia challenging the authorization of certain of our wind projects in Andalusia, including Dólar Uno, EME Dólar Tres, EME Ferreira and EME Hueneja (owned by Iberdrola Energías Renovables de Andalucía, S.A. Unipersonal), which have an aggregate capacity of 198 MW.

Several plaintiffs have challenged the issuance of licenses for installation and construction of a 44 MW wind farm under development in the municipalities of Akarifnia and Opountii in Greece, on land owned by Rokas Aeoliki Komito, S.A. (a company 98.96% owned by C. Rokas, S.A.). In March 2006, the Greek Administrative Superior Court ordered the suspension of construction on this wind farm pending its decision.

Other claims and disputes

SPHI and MidAmerican Energy Holdings Company, which acquired PacifiCorp from Scottish Power Ltd. (formerly ScottishPower plc) in 2005, are disputing certain items related to the calculation of deferred income, carryforwards of tax losses and the distribution of tax refunds under the PacifiCorp purchase and sale agreement. No formal actions have been filed against SPHI. It is not clear if MidAmerican will assert any formal claim against SPHI, and, if so, what the amount of the claim would be. In the event any such claim is asserted and amounts are required to be paid, Iberdrola, S.A. has agreed to indemnify us against these potential liabilities. See "Related Party Transactions—Iberdrola, S.A.—Indemnity Agreement."

Research and Development

Our research and development teams are dedicated to achieving maximum efficiency in the operation of our current facilities and the development of other potential renewable energy technologies including:

Efficiency of current operations

Predictive turbine maintenance

We are developing a system that is designed to detect incipient defects in turbines. It is expected that the system will be capable of estimating the time remaining until the defect worsens to the point of requiring corrective maintenance. This system will enable wind farm operators to minimize maintenance costs by reducing the number of turbine breakdowns and detect incipient defects, enabling preventive maintenance to extend the useful life of the turbine components. Furthermore, this detection system will enable scheduling of preventive maintenance during the periods of the year when wind resources are scarce, allowing the wind farm to be operational during peak production periods.

It is anticipated that the system will be capable of detecting mechanical and electrical defects with the fewest possible sensors to minimize the cost of monitoring, making progressive implementation of the defect diagnostic system profitable.

Analysis of classification of sites pursuant to IEC 61400

The IEC 61400 is a project that involves the study of the site suitability of each of our installed wind turbines. Suitability is determined based on the performance, reliability and rate of wear of each turbine model under the wind and environmental conditions particular to the specific site of installation. This assessment has been performed for each turbine model at all of our wind farms in Spain (approximately 2,460 turbines).

The suitability analysis involves a wind assessment which we perform using site wind measurements and the commercial and in-house tools which allow us to simulate the wind behavior near each turbine, while taking into account topography effects, turbine arrangement effects, terrain roughness effects, etc. This site assessment of the site specific conditions are estimated for each turbine and such conditions are compared with the certification limits to determine whether the site is more or less demanding than anticipated. The project also identifies possible cause-effect relationships among certain wind conditions and environmental parameters and turbine rate of wear. We have identified certain relationships between turbine operating performance and certain site specific wind conditions.

Reactive energy control

Together with certain manufacturers, suppliers and engineering firms, we have developed modifications to incorporate reactive energy control in our wind farms design. Beginning in 2005 the Spanish Electricity System Operator provided certain benefits to electricity generators that have the ability to regulate reactive power. See "Regulatory—Spain" All of our turbines in Spain are capable of regulating reactive power, enabling us to contribute to the stability of the network.

WindGrid

We participate in a project supported by the EU Commission—DGTREN (Directorate—General for Energy and Transport) called Wind on the Grid ("WindGrid"), which promotes the design, development and validation of new tools and devices for the integration of wind farms into the European electricity network by working closely with national grid operators and energy producers to improve network planning, control and operation. Effective integration requires production plant compatibility and distribution and transmission infrastructure capable of efficiently and flexibly managing the supply of hundreds of large and thousands of small generators. As such, WindGrid is developing the Wind Farm Cluster Management System, which is expected to improve the reliability and efficiency of wind-generated electricity, increase operating security, reduce maintenance costs and improve the quality of supply. The objectives of the project are to alleviate the European Union's dependence on external sources of energy supply, achieve CO_2 reduction commitments from member states and improve the quality of life in the European Union and abroad. The WindGrid project attempts to determine the most beneficial ratio of renewable energy generation technologies to conventional energy for each national electricity market and based on its findings makes economic and technical regulation recommendations for consideration by the EU member states.

Voltage drop project

Grid short circuits (correctly managed by the protections systems) can produce dramatic local drops of the grid voltage, which can cause disconnection of wind turbines, resulting in grid instability. In order to improve integration, and enable wind energy to contribute larger proportions of the electricity to electric systems, low voltage ride-through technology in wind turbines needed to be improved.

From 2005 through 2007 a power-electronic add-on was developed, and now is being installed in turbines, in order to achieve a full low voltage ride-through capability and to comply with the new Spanish grid code published in October 2006. We developed the first certified low voltage ride-through wind farm.

IS-POWER

We are engaged in a project called IS-POWER to develop the technical and regulatory framework to improve electricity systems in island regions. The project requires cooperation among various participants (system operators, public service entities, research and development institutions, technology and equipment suppliers, nongovernmental organizations and consumers) and efficient integration or generation and transmission networks.

Research and development of other renewable energy technologies

Wave energy

We are developing a project with the objective to construct and operate a 1.4 MW power plant using buoy type wave energy converters to extract the energy from waves. We are also considering investing in a project to install up to four devices to generate energy from waves in Orkney, Scotland in 2008 and 2009. The technology has been developed by Pelamis Wave Power Limited (formerly Ocean Power Delivery), headquartered in Leith, near Edinburgh, Scotland. Using tubes that float on the sea surface, linked to hydraulic power units, the project is expected to generate up to 3 MW. The project will be considered as a demonstration of the technology with scope to develop more in the future and so capitalize on Scotland's substantial wave resources.

Tidal power

We are collaborating with a leading technology supplier to build a full-scale tidal power prototype in UK waters. The technology involves "tidal stream" power, which uses the kinetic energy from water currents to power short-blade, slow-turning underwater turbines. Units are mounted on the sea bed and aligned to the tidal flow. Unlike "tidal barrage" power, which makes use of the height difference between high and low tides to create electricity and requires costly infrastructure, tidal stream power has low capital costs and low ecological impact. Each device generates approximately 1 MW of output, and arrays of multiple devices are anticipated which could generate 50 MW to 100 MW each.

Solar thermal energy and direct steam generation

We are engaged in a project to design, construct and evaluate a thermal solar plant with cylindrical parabolic collectors and direct generation of steam in the solar field. The innovation in this project is the direct generation

in the solar field of the steam required by the turbo generator for production of electricity. This allows elimination of the heated oil currently used, thus reducing the initial investment required by 20% while increasing the overall electricity efficiency.

Hydrogen power

We are engaged in hydrogen power research, including a project to establish the capability of fuel cells and electrolysers to operate with, and help stabilize, a weak grid network which is supplied by wind energy. Through this research, we seek to enhance the compatibility of wind energy with grid networks.

Perseo joint venture

We participate in a joint venture company, Inversiones Financieras Perseo, S.L. ("Perseo"), in which we own 70% and Hidroeléctrica Ibérica, S.L. ("Hidroeléctrica"), a subsidiary of Iberdrola, S.A., owns 30%. Perseo was formed to carry out research and development activities and monitor emerging renewable energy technologies. See "Related Parties—Iberdrola, S.A. Group Companies"

Environmental Matters

We are subject to numerous international, national, state and local environmental laws and regulations, particularly with regard to the construction and operation of renewable energy generation facilities, thermal generation, natural gas storage, emissions, hazardous waste disposal, water and ground protection and odor and noise control. We operate under a number of licenses and authorizations that are related to environmental regulations. We believe that we are in compliance with applicable environmental laws and regulations and with the terms of our licenses. See "Regulatory."

In Spain, the Environmental Impact Statement includes studies conducted throughout the design phase to determine the most appropriate configuration of the facility based on its location to promote environmental integration of the facilities and environmental work continues throughout the term of operation of the facility.

In the United States, generation and transport of renewable energy is subject to environmental regulation by U.S. federal, state and local authorities. Typically, environmental laws and regulations require a lengthy and complex process for obtaining licenses, permits and approvals prior to construction, operation or modification of a project or generating facility. Projects which propose to impact federal land or require other federal action, or affect wetlands, must generally prepare an environmental impact statement describing the environmental impacts of the project and alternatives. Some states also have an environmental impact statement process. See "Regulatory."

The environmental consent process in the United Kingdom is rigorous and requires an environmental impact assessment, extensive stakeholder and community consultation and environmental remediation prior to construction. We are committed to socially responsible interaction with the environment and implement conservation and enhancement measures concurrently with wind farm site development.

Environmental management system

Our second-generation advanced reburning environmental management system was developed in 2003 and was certified by the Spanish Standardization and Certification Association (*Asociación Española de Normalización y Certificación—*) under the UNE-EN ISO 14001:2004 Standard on May 27, 2004. This international standard establishes guidelines and criteria for certification of environmental management systems by accredited independent third party organizations.

Since December 13, 2006 we have been a part of Iberdrola, S.A.'s global environmental management system, which has enabled us to reduce environmental risk, improve resource management and optimize investments and costs in Spain to date. In the United Kingdom in 2006, the SP UK Assets received the UK's leading business accolade, a Queen's Award for Enterprise, in the Sustainable Development category for our collaborative and responsible approach to wind farm development.

We are committed to promoting environmental innovation and eco-efficiency to progressively reduce the environmental impact of our activities, facilities, products and services across all of the jurisdictions in which we operate.

Employees

As of December 31, 2004, 2005 and 2006 on an actual basis, we had 294, 365 and 738 full-time employees. As a result of the Acquisition and the integration of the ScottishPower Assets, we have experienced a significant increase in the number of employees. As of September 30, 2007, we had 1,494 full-time employees on a pro forma basis. Our employees are well diversified geographically with approximately 39% located in the United States, 37% located in Spain, 6% located in the United Kingdom and 18% located in the Rest of the World. Approximately 42% of our employees perform operations activities, 31% corporate functions, 19% development activities and 8% other roles.

The table below sets forth our employees as of December 31, 2004, 2005, and 2006 on an actual basis and as of September 30, 2007 on a pro forma basis by geographic location.

	Iberdrola Renovables			
Region	As of December 31, 2004	As of December 31, 2005	As of December 31, 2006	Pro forma as of[1] September 30, 2007
Spain	278	342	436	533
United Kingdom	0	2	5	92
United States	0	0	45	598
Rest of the World	16	21	252	271
Total	294	365	738	1,494

(1) Employees on pro forma basis including employees under the ScottishPower Assets.

We believe that we have satisfactory working relationships with our employees and have not experienced any significant labor disputes or work stoppages.

Spain

We have a new collective bargaining agreement with our employees in Spain which has been negotiated and executed on October 30, 2007. This collective bargaining agreement will be valid until 2010. We maintain a pension plan for our board of directors. See "Board of Directors and Management—Board of Directors."

United States

Our employees in the United States are not represented by unions or other consultative bodies. We do not maintain a pension plan for our employees in the United States not employed by PPM Energy. PPM Energy maintains a defined benefit retirement plan for its employees which exceeds all statutory funding requirements and had assets of approximately 80% of the plan's current liability as of January 1, 2007. PPM Energy also maintains a supplemental executive retirement plan for selected management positions. The supplemental retirement plan is unfunded. PPM Energy provides retiree medical and life insurance coverage for qualifying employees. PPM Energy is not required to pre-fund for these benefits, but have elected to do so. Currently, approximately 39% of plan liabilities are funded as of March 31, 2007. PPM Energy also sponsors a 401(k) plan pursuant to which it matches each employee's contributions up to 5% of annual base compensation.

United Kingdom

The employment contracts of 74 of the SP UK Assets' employees are not governed by any collective bargaining agreements. The interests of these employees are represented on a consultative forum, a body used for consultation only. The employment contracts of the remaining 12 employees remain governed by the collective bargaining agreement entered into between SP UK Plc and various unions, including Amicus, The Transport and General Workers' Union (now merged to form a combined union, UNITE), Prospect, GMB and UNISON. The SP UK Assets regard relationships with these unions to be good and there have been no strikes or industrial actions in the last three years. The interests of these employees continue to be represented by the ScottishPower Company Council, a body used for consultation and negotiation through which employment matters are discussed with union representatives.

The majority of ScottishPower Renewable Energy Ltd. employees are members of the ScottishPower Pension Scheme, which is a defined benefit pension plan. This scheme is now effectively closed to new entrants. A small number of newer employees have access to the ScottishPower Stakeholder Pension Plan which is a defined contribution arrangement provided by Fidelity. The ScottishPower Pension Scheme is in surplus on the scheme's own funding basis and on an IAS19 basis; however as of March 31, 2006 there was a deficit on a discontinuance or wind-up basis, in common with most other U.K. defined benefit schemes.

Our employees in the United Kingdom which are not employed by ScottishPower Renewable Energy Ltd. are not represented by unions or other consultative bodies and do not have pension plans other than those that are provided through arrangements with the state.

Rest of the World

Our employees in jurisdictions other than the United Kingdom, the United States and Spain are not represented by unions or other consultative bodies and do not have pension plans other than those that are provided through arrangements with the state.

Property

Our head office is located in Madrid, Spain. We also have administrative offices in Toledo, Spain, Portland, Oregon and Glasgow, Scotland and have 11 local offices located in China, Brazil, England, France, Germany, Greece, Italy, Poland, Portugal and the United States. We lease most of our administrative and local offices.

We also lease or own properties on which we operate wind farms and mini-hydro and other renewable energy generation facilities as well as thermal generation and gas storage facilities in various jurisdictions. We also own 40,000m^2 of a factory in Greece for construction activities by C. Rokas, S.A. Additionally, we have a 41,266 MW pipeline for wind farms we are developing on properties in various jurisdictions. The properties on which our operational facilities are located are for the most part held free of encumbrances; and although we cannot exclude the possibility of claims relating to encumbrances, we believe we possess the necessary rights to construct, operate and maintain our facilities.

The table below sets forth our principal administrative offices, by location, type, lease or ownership and size as of September 30, 2007.

Location	Type of Facility	Leased/Owned	Size (m^2)
Headquarters			
Madrid, Spain	Office	Leased	8,522 m^2
Administrative offices			
Toledo, Spain	Office	Leased	300 m^2
Portland, Oregon	Office	Leased	5,155 m^2
Glasgow, Scotland	Office	Leased	482 m^2
Local offices			
Beijing, China	Office	Leased	192 m^2
Rio de Janeiro, Brazil	Office	Leased	120 m^2
Birmingham, England	Office	Leased	112 m^2
Paris, France	Office	Leased	174 m^2
Rennes, France	Office	Leased	150 m^2
Berlin, Germany	Office	Leased	187 m^2
Athens, Greece (C. Rokas, S.A.)	Office	Owned	1,400 m^2
Rome, Italy	Office	Leased	110 m^2
Warsaw, Poland	Office	Leased	833 m^2
Lisbon, Portugal	Office	Leased	448 m^2
Philadelphia, United States	Office	Leased	2,015 m^2

Intellectual property

Our intellectual property consists primarily of industry know-how and trade secrets. We do not own any registered patents, copyrights or trademarks that we consider to be material to our business as a whole. We have several license agreements regarding our use of third-party software and we believe we are in substantial compliance with such agreements.

Insurance

We maintain the types and amounts of insurance customary in our industry and jurisdictions of operation and consider our insurance coverage to be adequate for our businesses. Our insurance policies cover employee-related accidents and injuries, property damage, machinery breakdown, fixed assets, facilities and construction risks, and, for certain of our power plants, business interruption insurance. Our insurance policies also cover directors and officers liability and third party liability insurance. We have not had any material claims under our insurance policies that would either make them void or increase their premiums. We cannot assure you, however, that our insurance coverage will adequately protect us from all risks that may arise or in amounts sufficient to prevent material loss. See "Risk Factors—We are not able to insure against all potential risks and may become subject to higher insurance premiums."

Our insurance policies are reviewed on an annual basis. The Scottish Power Ltd. global insurance policy that historically covered the ScottishPower Assets will continue to cover them until such policies are due for renewal or such earlier time as determined for them to be included under our insurance policy.

REGULATORY

General Overview

In recent years, global attention has been increasingly focused on climate change and its effect on world populations and economies and, consequently, strategies for generating energy from renewable sources.

On May 9, 1992, various countries signed the United Nations' Framework Convention on Climate Change (the "UNFCCC"), which came into effect on March 21, 1994. The objective of the UNFCCC is to "achieve stabilization of greenhouse gas concentrations in the atmosphere at a level that would prevent dangerous anthropogenic interference with the climate system."

As a result, on December 11, 1997, a majority of the countries that are party to the UNFCCC also signed the Kyoto Protocol to the UNFCCC (the "Kyoto Protocol"), which came into effect on February 16, 2005 for those signatories that subsequently ratified it. The Kyoto Protocol sets mandatory limits on emissions of carbon dioxide and five other greenhouse gasses for individual nations in order to reduce emissions by a collective average of at least 5% against 1990 levels in the period between 2008 and 2012. The Kyoto Protocol establishes enforcement provisions and penalties for nations that exceed their designated emissions limits.

There may be further developments under the UNFCCC. At the most recent G-8 summit held in June 2007, the members of the G-8 issued a communiqué in which they agreed that a new climate change agreement under the UNFCCC should be negotiated by 2009. Such an agreement would take effect after 2012 when the first five-year commitment period under the Kyoto Protocol expires.

European Union

The European Commission published a white paper on renewable energy in 1997, setting forth the renewable energy strategy of the member states of the European Union (the "EU"). In furtherance of this strategy, the EU (and therefore its member states) became a signatory to the Kyoto Protocol on May 31, 2002 and was assigned the objective of reducing its greenhouse gas emissions to 8% below 1990 levels by 2012. The promotion of electricity from renewable sources is a priority in the EU for purposes of security and diversification of energy supply, environmental protection and social and economic development, in addition to reducing climate change. The EU renewable energy strategy was set forth in a general regulation that supports all forms of renewable energy production and in specific regulations that support specific renewable energy technologies. These regulations target the generation of certain percentages of EU electricity and energy from renewable sources in order to, among other objectives, achieve the greenhouse gas emission reductions required by the Kyoto Protocol.

The Directive of the European Parliament and the Council of September 27, 2001 on the Promotion of Electricity from Renewable Sources in the Internal Electricity Market (2001/77/EC) (the "Renewable Energy Directive") encourages the development of electricity produced from renewable energy sources (non-fossil fuel sources such as wind, solar, hydropower, biomass and relief gas). Under the Renewable Energy Directive, member states are required to set national indicative targets for the consumption of electricity produced from renewable sources consistent with the European Commission's target of generating 12% of the EU's energy and 22% of the EU's electricity from renewable energy sources by 2010.

In addition, the Renewable Energy Directive requires that each member state implement national mechanisms in support of renewable energy sources, such as environmental certificates, investment grants, tax exemptions and reductions, tax credits and direct price support regimes. Under the Renewable Energy Directive, member states are also required to re-examine their existing legal and regulatory framework to find ways of reducing regulatory and non-regulatory barriers, such as wait times, and to ensure their rules are transparent and nondiscriminatory.

Continued commitment and future regulations

The EU reaffirmed its commitment to the promotion of energy from renewable sources on January 10, 2007 with the European Commission's presentation of a long-term "Renewable Energy Roadmap" (COM (2006) 848 final), which proposes a mandatory target of generating 20% of energy from renewable sources by 2020. The Renewable Energy Roadmap explains the necessity of generating energy from renewable sources and establishes a pathway for mainstreaming renewable energy into EU energy policies and markets. The Renewable Energy Roadmap also proposes a new legislative framework for the promotion and use of renewable energy in the EU to

provide participants in the renewable energy sector with the long-term stability to make rational investment decisions. In March 2007, following the presentation of the Renewable Energy Roadmap, the Council of the European Union endorsed setting a binding target to achieve 20% of overall EU energy consumption from renewable energy sources by 2020, made a firm independent commitment to achieve by 2020 at least a 20% reduction in greenhouse gas emissions compared to 1990 levels and stressed the need to increase energy efficiency in the EU so as to reduce the EU's energy consumption by 20% compared to current projections for 2020.

Government support of renewable energy in countries in which Iberdrola Renovables operates

The renewable energy industry benefits from government subsidies and incentives in Spain, the United States, the United Kingdom, Greece and other markets in which Iberdrola Renovables operates.

These incentives and subsidies benefit the producers of electricity from renewable energy sources and can broadly be classified into three groups: (i) price-related incentives, (ii) quantity-related incentives and (iii) tax-related and other types of incentives.

(i) Price-related incentives include:

- *Feed-in Tariffs.* The regulator establishes a fixed tariff and/or a premium to be added to the market price received for each MWh of electricity generated (the regulator fixes the tariff such that the company generating the electricity obtains a reasonable return on its investment). In addition, the regulator guarantees the producer that all of the energy it generates during a given period of time will be purchased by the system (either directly or through distribution or transmission companies).

(ii) Quantity-related incentives include:

- *Renewable portfolio requirements.* Renewable generators receive an environmental certificate for each MWh of electricity generated using renewable sources of energy and an obligation is imposed on energy suppliers (both distributors and marketers) to obtain a certain quota of the electricity they supply must be from renewable sources. To satisfy this obligation, the suppliers must acquire environmental certificates in amounts equal to their quotas. If they fail to do so, they are often subject to a penalty.

  In this type of system, renewable energy producers receive revenue from two sources: (i) purchasers of electricity sold to the market; and (ii) purchasers of environmental certificates sold to suppliers that need them to satisfy their quotas.

- *Public auction systems.* Producers of renewable energy are invited to propose plans for plants that would create additional renewable energy capacity. The most economical of such proposed plants is awarded a contract for the purchase of all energy supplied by the plant at a specified price for a specified term.

(iii) Tax-related and other types of incentives include:

- *Production tax credits supporting renewable energies.* Tax structures, such as the PTC established at the federal level in the United States, grant renewable energy producers tax credits and benefits depending on the amount of renewable electricity produced during a particular time period. Similar tax credits are available from certain states within the United States.

- *Modified Accelerated Cost Recovery System.* Renewable energy producers' assets can qualify for the MACRS which provides additional tax benefits that are independent of electrical power output.

- *Direct subsidies.* Producers of wind energy can obtain subsidies or subsidized loans for the installation of wind energy plants.

- *Transmission and dispatch benefits.* Producers of renewable energy receive priority for electricity distribution and in some instances do not have to pay grid interconnection costs.

Spain

General regulatory framework

In Spain, the principal source of the regulation of electricity is the Electricity Sector Act 54/1997 of November, 27 1997 (the "Electricity Sector Act"), which governs "activities directed to the supply of electricity, consisting of generation, transmission, distribution, commercialization and intercommunity and international

interchange, as well as economic and technical management of the electricity system." The Electricity Sector Act was amended by Law 17/2007 on July 4, 2007 to conform to Directive 2003/54 EC of the European Parliament and Council, which reconciled the liberalization of the electricity system with the objectives of guaranteeing supply at the lowest possible price and minimizing environmental impact.

According to Article 2 of the Electricity Sector Act, "free business initiative is recognized for exercise of activities directed to the supply of electricity regulated in this Act. These activities will be exercised in a manner ensuring the supply of electricity to all consumers requiring service within the country, and will be deemed to be an essential service."

The Electricity Sector Act distinguishes between regulated and unregulated activities. Regulated activities are the economic and technical management of the system, transmission and distribution, while unregulated activities include generation and commercialization activities.

Other important provisions in Spain that regulate the electricity sector include the following:

- Royal Decree 2019/1997 of December 26, 1997, which organizes and governs the production market for electricity;
- Royal Decree 1955/2000 of December 1, 2000, which regulates the production, transmission, distribution, marketing and supply of electricity and the authorization procedures for electricity facilities; and
- Royal Decree 661/2007 of May 25, 2007 ("Royal Decree 661/2007"), which governs the business of production of electricity under the Special Regime.

Regional governments in Spain have also issued rules governing the energy industry, particularly the authorization of production facilities under the Special Regime (discussed below).

Competent authorities

The national government has the authority to establish basic regulations for the generation, transmission, distribution and marketing of electricity, while the autonomous regional governments have the authority to enact legislation that implements the national regulations.

The autonomous regional governments also have the authority to authorize the construction, exploitation, substantial modification, transfer or closing of electricity production facilities under the Special Regime, when the facilities are located only within that autonomous region, provided that the installed capacity of the facilities is not greater than 50 MW and they are not located at sea.

Electricity generation regulation in Spain

The Electricity Sector Act governs the two systems for the sale of electricity in Spain: the Ordinary Regime and the Special Regime. The majority of the electricity produced by Iberdrola Renovables is governed by the Special Regime, with the exception of 211 MW (62%) of the capacity installed in Iberdrola Renovables' mini-hydro installations, which is governed by the Ordinary Regime and which represent 2.9% of total installed capacity.

The Ordinary Regime

All generation facilities not governed by the Special Regime are governed by the Ordinary Regime. Under the Ordinary Regime, there are four methods of contracting for the sale of electricity and determining a price for the electricity: (i) through the wholesale energy market, (ii) through bilateral contracts, (iii) through auctions for purchase options and (iv) through distribution auctions.

According to Red Eléctrica de España, the system operator, 80.6% of the electricity demand in Spain in 2006 was provided by sources governed by the Ordinary Regime (hydro: 10%, nuclear: 22%, coal: 24%, fuel/gas: 2% and CCGTs: 24%).

Wholesale energy market or pool

The Spanish wholesale energy market or "pool" was created on January 1, 1998 and governs sales to and from market agents in the daily market sessions. Market agents are the companies qualified to operate as

electricity vendors or purchasers, specifically electricity generation, distribution and supply companies, as well as the qualifying consumers or external agents from other countries.

The price of electricity sold in the market, including the daily market, the intra-daily market and the futures market, is based on a set price per MWh that is based on the marginal price. The price in this market is equal to the amount of electricity sold/purchased multiplied by the marginal price at the time of sale.

Bilateral contracts

Bilateral contracts are contracts between market agents. Bilateral contracts are one method by which to contract for the sale of electricity and to determine a price for electricity. When a bilateral contract is agreed the generator sells electricity at the negotiated price.

Auctions for purchase options

Sales are primarily made in the form of auctions of purchase options for energy associated with a pre-established market power, which will be shared equally between the dominant operators in the electricity market, Endesa and Iberdrola, S.A. Royal Decree 1634/2006 of December 29, 2006 forced both companies to hold a series of five auctions offering virtual power plant capacity to members of the Spanish pool. The options will be exercisable during a specified delivery period or will be forfeited. The energy will be delivered at a known exercise price expressed in euros per MWh measured at plant bars. Nevertheless, the current regulation provides that all generators may sell their production through the primary emissions, although only with prior authorization of the Secretariat of Energy. The first auction took place on June 13, 2007 and the second auction took place on September 13, 2007.

Distribution auctions

Order ITC/400/2007 of February 26, 2007 governs bilateral contracts for electricity with physical delivery by the companies responsible for regulated rate supply within the Peninsula. This form of pricing applies to acquisitions of electricity by distribution companies, however after the expiration of the general regime of regulated tariffs in January 2009, this form of pricing will also apply to suppliers of last resort.

This form of sale provides for allocation of energy to sellers and determination of the price by a decreasing price auction procedure, until equilibrium is reached between offer and demand for energy. The list auction took place on June 19, 2007. The second auction took place on September 18, 2007.

The Special Regime

Under the Special Regime, generators may choose to sell electricity at the price set by a fixed tariff or at a price set by the pricing schemes applicable to the Ordinary Regime: wholesale energy market, bilateral contracts, or distribution auctions, in which case the generator receives that price plus a premium. The Special Regime is discretionary and companies that own eligible facilities and certain plants that produce renewable energy may choose to have that energy governed by the Ordinary Regime or apply for regulation under the Special Regime.

According to Article 27 of the Electricity Sector Act, facilities that are eligible for regulation under the Special Regime are facilities that have installed capacity of 50 MW or less and (i) use cogeneration or other methods of electricity production associated with non-electrical activities and which involve high energy production, (ii) use any of the renewable energy sources, raw materials, biomass or any type of biofuel as primary energy, at all times when their proprietor does not perform production activities under the Ordinary Regime or (iii) use non-renewable waste as a primary energy source. Facilities that are also eligible for regulation under the Special Regime include those with an installed capacity of less than 25 MW, which involve high efficiency energy production and that produce electrical energy from treatment facilities and use waste from the agricultural sectors, cattle and services.

Producers of energy that are governed by the Special Regime receive certain benefits, including (i) the sale price of the electricity they produce may be set in accordance with a regulated tariff and may also include premiums and incentives, (ii) the electricity they produce at eligible facilities has priority access to transmission and distribution networks, (iii) the electricity they produce has access to a parallel connection to the network of the corresponding distribution or transmission company and (iv) the eligible facility has the use, jointly or alternatively, of the energy acquired from other facilities.

According to Red Eléctrica, 19.4% of the electricity demand in Spain in 2006 was provided by facilities that were governed by the Special Regime. 61% of the electricity governed by the Special Regime was produced from renewable energy sources. Electricity produced from wind alone represented 9% of the total electricity demand.

Authorizations and administrative procedures

In order to begin producing electricity, a facility must obtain authorizations for power generation at the national, regional and municipal levels, including: (i) general authorizations, (ii) municipal authorization licenses and (iii) environmental licenses.

General authorizations

General authorizations for the generation of electricity include those relating to the construction, enlargement, modification and operation of electrical installations, all of which require administrative approvals (based on the draft plans and other technical documents relating to the installation, together with, where applicable, an Environmental Impact Assessment (discussed below)). The authorization procedure is established in Royal Decree 1955/2000 of December 1, 2000 and, for installations governed by the Special Regime, in Royal Decree 661/2007.

In order to be included in the Special Regime, the facility must have the required approval from the autonomous regional authorities, including: (i) authorization for the construction of the facilities and for inclusion within the Special Regime; and (ii) registration (both preliminary and definitive) in the second section of the governmental register for electricity production facilities under the Special Regime, which is maintained by the Ministry of Industry, Tourism and Trade. Definitive registration in that register is a necessary condition for application of the special economic system governed by the Royal Decree to those facilities.

Municipal authorization licenses

Facilities producing electricity must also obtain the relevant licenses from municipal governmental authorities, which permit the construction, installation and opening of a facility. In some cases, facilities require the approval of a special plan or activity project and the grant of a mandatory urban development license from the local municipality, to ensure compatibility of the facilities with authorized land use. While the type and classification of municipal licenses that are required vary across autonomous regions, generally (i) a work license and an activity license, whether classified or unclassified, must be obtained before work may be commenced and (ii) a first occupancy license and a definitive opening license must be obtained to verify that the completed work has been executed in conformance with the requirements of such licenses and to permit the definitive operation of the installation, respectively.

Environmental authorizations

In Spain, in order to receive approval for a new electricity production facility, an Environmental Impact Assessment ("EIA") must be completed to analyze and predict the impact the proposed project will have on the physical and social environment. The EIA process was established by the EIA Directive in 1985, and the Royal Legislative Decree 1302/1986 of June 28, 1986 (modified by Law 6/2001 of May 8, 2001 and by Law 9/2006 of April 28, 2006) and the rules for its application, were approved by Royal Decree 1131/1988.

The EIA process requires that a proposed project be evaluated for its expected direct and indirect effects on the surrounding physical environment, such as the local human population, wildlife, soil, air, water, climate, landscape and any other ecosystems that might be affected. Governmental authorities may adopt preventative measures, based on the results of the EIA, which are often included as conditions to the final authorization of a project. Each of the Spanish regions, or "Autonomous Regions," may also pass legislation to protect the local environment so, as a result, regulation of the EIA process often varies from region to region.

Renewable energy regulation

The renewable energy sector in Spain is supported by a stable regulatory framework that has been strengthened over the years. In 1994, the Spanish government passed Royal Decree 2366/1994, which provided renewable energy producers with premiums, regulated the requirements and procedures to qualify for the Special Regime and regulated the conditions for the delivery of energy. In 1997, the Spanish government passed the Electricity Sector Act which established a target that 12% of electricity come from renewable energy sources by 2010. In 1998, the Spanish government passed Royal Decree 2818/98 of December 23, 1998, which established the basic framework for renewable energy. In 2002, the Spanish government set a target that 13,000 MW come

from wind power by 2011. In 2004, Royal Decree 436/2004 of March 12, 2004 (the "Royal Decree 436/2004") was approved, which specifically addresses the regulation of renewable energy. In 2005, the PER confirmed the target of 12% of energy from renewable sources by 2010. The Spanish Renewable Energy Plan also set capacity targets for the year 2010 for specific renewable energy production technologies (20,155 MW of wind power, 900 MW of solar power (thermal and photovoltaic) and 2,039 MW of biomass and co-combustion power capacity). In 2007, Royal Decree 661/2007 was approved by the Spanish Government and introduced capacity limits by technology in order to be included in the remuneration terms of Royal Decree 661/2007.

As part of a continuous effort to analyze the future long-term energy demands of the Spanish market, the Spanish Ministry of Industry, Tourism and Commerce issued the Draft Planning Report, dated July, 2007, in which it identifies, analyzes and forecasts the electricity and gas demands and coverage for the Spanish market for the period from 2007 through 2016. The report, which is divided into the electric sector and the gas sector, forecasts the evolution of the Spanish energy sector and provides a global vision for the balance of energy for the years 2007 through 2016. The Draft Planning Report, based on the PER targets for 2010, estimates installed renewable energy capacities by technology by 2016 (29,000 MW of wind power, 2,450 MW of mini-hydro power, 2,000 MW of solar energy (thermal and photovoltaic), and 2,770 MW of biomass power).

The Spanish government regulates the price of electricity in the Spanish renewable energy market through several laws and regulations, in particular:

- *Royal Decree 436/2004.* Royal Decree 436/2004 created additional incentives for the production of renewable energy and specifically addressed the regulation of renewable energy.
- *Royal Decree 661/2007.* Royal Decree 661/2007 amended the economic rights under the Special Regime and provided companies that own previously commissioned facilities with the option to elect to transition from Royal Decree 436/2004.

Royal Decree 436/2004

Royal Decree 436/2004 established (i) the methodology for updating and systematizing the legal and economic system for electricity production activities under the Special Regime and (ii) the price system in effect for each kind of renewable energy source. Royal Decree 436/2004 established certain basic principles, such as renewable energy purchase obligations or targets imposed on established power producers and distributors and the right to deliver production through the network.

Royal Decree 436/2004 provides that Special Regime energy generators have the right to choose to sell electricity for periods of at least one year either:

- at a regulated rate set by Royal Decree (the "Fixed Tariff"), which involves transferring all electricity produced to the nearest distributor, who is legally obligated to purchase the electricity at the Fixed Tariff; or
- at market prices plus a premium (the "Market Price Plus Premium"), which involves selling electricity at a price determined by submitting offers to the electricity pool or entering into bilateral contracts (as in the Ordinary Regime) plus, if applicable, receiving a premium.

Transition to Royal Decree 661/2007.

As of May 25, 2007, Royal Decree 661/2007 replaced Royal Decree 436/2004 and introduced new elements to the economic regime while maintaining the same basic regulatory principles and option for generators who choose the Special Regime to sell at a Fixed Tariff or Market Price Plus Premium as described above.

Royal Decree 661/2007 allows for a transition period. Owners of facilities operating before January 1, 2008 can choose to either (i) remain under a transitional system (the "Transitional System") and make a permanent election on or before January 1, 2009 to sell at the Fixed Tariff or Market Price Plus Premium or (ii) fully accept the Royal Decree 661/2007 before January 1, 2009, (except photovoltaic facilities, which are automatically deemed to be included in Royal Decree 661/2007).

Facilities which remain under the Transitional System and whose operators elect to sell at the Fixed Tariff described below will be subject to the tariffs under Royal Decree 436/2004 (rather than the tariffs under Royal Decree 661/2007) for the operating life of the facility and facilities whose operators elect to sell at the Market Plus Premium will receive the premiums and incentives established by Royal Decree 436/2004 until December 31, 2012 and will then be transferred to the new regime.

Facilities whose operators fully accept Royal Decree 661/2007 may not return to the pricing system established under the Transitional System.

Royal Decree 661/2007.

Although Royal Decree 661/2007 maintains many of the policies which were in effect under Royal Decree 436/2004, it has effected certain changes, including: (i) the introduction of capacity limits by technology, (ii) caps and floors on the pool/bilateral contract prices plus premiums under the Market Price Plus Premium option, (iii) significant improvements in the compensation levels for some renewable technologies (e.g., photovoltaic plants between 100 kW and 10 MW, biomass plants and thermal solar plants), (iv) the introduction of a fixed tariff and reference premium for each technology which are annually updated and (v) new annual indexing tied to the national consumer price index (the "CPI") which includes an efficiency factor.

Royal Decree 661/2007 establishes national capacity limits to receive the support incentives for 2010 for various renewable energy generation technologies as follows:

Type of Energy(1)	Capacity limits(2)	2006 capacity(3)
	(in MW)	
Cogeneration or other forms of production using renewable energy	9,215	6,785
Solar technology power objectives:		
Photovoltaic	371	106
Thermal	500	0
Wind(4)	20,155	11,233
Hydroelectric (power not greater than 10 MW)	2,400	1,811
Biomass	1,317	554

Source: Royal Decree 661/2007 of May 25, 2007 and the Draft Planning Report.

(1) The National Energy Commission will maintain a constantly updated figure for power installed by each technology that is registered under the Special Regime.

(2) Royal Decree 661/2007.

(3) The Draft Planning Report.

(4) There is a provision for an additional 2,000 MW which may be installed by repowering wind facilities that were registered before December 31, 2001. In 2006 there was 11,615 MW of installed wind capacity according to the Spanish Wind Energy Association (*Associación Empresarial Eólica*).

Once 85% of the capacity limit is achieved for each renewable technology, the General Energy Secretariat will establish a maximum term of not less than 12 months during which facilities registered under the Special Regime will be entitled to the market price plus premium, if applicable, or a fixed tariff established by Royal Decree 661/2007 for that technology. After the end of such term, facilities registered under the Special Regime will sell energy at the following prices: (i) if they choose to sell at the Fixed Tariff, the final hourly price on the production market, or (ii) if they choose to sell at Market Price Plus Premium, the price available on the organized market or negotiated with third parties increased when appropriate by the market complements that may be applicable to it. During 2008, it is anticipated that the relevant authorities will begin working on a new Renewable Energy Plan for 2011 through 2020 which would set new objectives for this period. It is expected that these plants will be taken into account when establishing the new power objectives for the Renewable Energy Plan for 2011 through 2020.

In September 2007, the General Energy Secretariat announced that 85% of the capacity limit for solar photovoltaic energy defined in Royal Decree 661/2007 was reached and the maximum term of 12 months commenced on September 29, 2007. A new royal decree relating to solar photovoltaic energy is currently under review, which could further modify the target and the corresponding tariff for solar photovoltaic installations.

Purchase tariffs for energy from renewable sources

Fixed tariff

The fixed tariff compensation scheme for renewable energy production from wind under Royal Decree 436/2004 and Royal Decree 661/2007 are described below.

- *Royal Decree 436/2004.* The price is set at between 80% to 90% of the average electricity tariff ("AET") plus complements. The AET is set annually, or as otherwise necessary, by the Spanish government at the proposal of the Ministry for Industry, Tourism and Trade. AET for 2007 under the 2006 Special Regime was €76.6 per MWh.

Purchase tariffs for energy from renewable sources

Fixed tariff

The fixed tariff compensation scheme for renewable energy production from wind under Royal Decree 436/2004 and Royal Decree 661/2007 are described below.

- *Royal Decree 436/2004.* The price is set at between 80% to 90% of the average electricity tariff ("AET") plus complements. The AET is set annually, or as otherwise necessary, by the Spanish government at the proposal of the Ministry for Industry, Tourism and Trade. AET for 2007 under the 2006 Special Regime was €76.6 per MWh.
- *Royal Decree 661/2007.* The price is set at €73.2 per MWh for wind during the first 20 years plus complements. The tariff and complements are annually updated by the CPI less 0.25% until 2012 and by the CPI less 0.50% thereafter.

Market price plus premium

Under the market price plus premium compensation scheme, Special Regime generators may choose to sell energy at the price determined by the pool price of the market where the energy is sold or at the price established by contract, in both cases with an additional premium, if applicable.

- *Royal Decree 436/2004.* The price is set at the pool/bilateral contract price, plus a premium (40% of AET for wind energy), plus an incentive (10% of AET for wind energy), plus complements.
- *Royal Decree 661/2007.* The price is also set at the pool/bilateral contract price, plus a premium, plus complements. The premium that a generator receives is based on a reference premium defined in Royal Decree 661/2007 that is fixed by the government and is limited by a cap and floor which are also fixed by the government and which vary by technology. The reference premium and complements are updated annually by the CPI less 0.25% until 2012 and by the CPI less 0.50% thereafter.

The premium received by a generator varies depending upon the pool/bilateral price, the floor and the cap:

- *Price + Reference Premium ≤ Floor.* Generator will receive as a premium the difference between the floor and the pool/bilateral price.
- *Floor ≤ Price + Reference Premium ≤ Cap.* Generator will receive the entire reference premium as a premium.
- *Cap—Reference Premium ≤ Price ≤ Cap.* Generator will receive as a premium the difference between the cap and the pool/bilateral price.
- *Price ≥ Cap.* Generator will receive the pool/bilateral price and no premium.

The amount of the additional premium varies based on the price of the energy on the market in such a way that the facilities are never compensated at a level below the established lower limit or above the established upper limit. The owner of the facility will always receive the full market price, so if the market price is above the upper limit that is established then a premium is not received (but there is no obligation to return any portion of the market price received; that is, there are no "negative premiums").

The table below sets forth various examples of remuneration for wind energy under the Market Price Plus Premium option under Royal Decree 661/2007:

	Market price	Premium	Total remuneration
		(€ per MWh)	
Floor at €71.28 per MWh, for market prices below €41.99 per MWh	35	36.28	71.28 (floor)
Premium of €29.29 per MWh between €41.99-€55.65 per MWh	43	29.29	72.29
Premium decreases as market prices increase between €55.65-€84.94/€ per MWh to maintain total remuneration at €84.94 per MWh	60	24.94	84.94 (cap)
If pool prices above €84.94 per MWh, no negative premium; market remuneration	90	0	90

Source: Royal Decree 661/2007 of May 25, 2007 and company data.

The following diagram illustrates the differences in the regulated rate versus market rate compensation scheme for wind power technology based on 2007 prices.



Total Compensation
CAP
FLOOR
84.94
73.23
71.28
Regulated rate
0
41.99
55.65
84.94
Market Price
2007 prices, per MWh
Feed-In Tariff
71.28
29.29
0
41.99
55.65
84.94
Market Price
Feed-In tariff decreases from71.28 to 29.29
Feed-in tariff at 29.29 €/Mwh
Feed-In tariff decreases from 29.29 to 0 €/Mwh
No feed-in tariff: Only pool price

Source: Based on Royal Decree, 661/2007 of May 25, 2007.

The following table sets forth by renewable energy technology the Fixed Tariff, Market Price Plus Premium (where applicable), cap and floor of installations that fall under category (b) of Royal Decree 661/2007.

Group[1]	Capacity	Period	Fixed Tariff	Market Price Plus Premium Option	Cap	Floor
				(€ per MWh)		
Wind (onshore)		First 20 years	73.2	29.39	84.9	71.3
		After 20 years	61.2	0		
Mini-hydro (10 MW)[2]		First 25 years	78.0	25.0	85.2	65.2
		After 25 years	70.2	13.4	85.2	65.2
Mini-hydro (10 - 50 MW)		First 25 years	*	21.0	80.0	61.2
		After 25 years	**	13.4	80.0	61.2
Solar energy (photovoltaic)	P ≤ 100 kW	First 25 years	440.4			
		After 25 years	352.3			
	100 kW < P ≤ 10 MW	First 25 years	417.5			
		After 25 years	334.0			
	10 < P ≤ 50 MW	First 25 years	229.8			
		After 25 years	183.8			
Solar energy (thermal)[3]		First 25 years	269.4	254.0	344.0	254.0
		After 25 years	215.5	203.2	344.0	254.0
Wave energy		First 20 years	68.9	38.4		
		After 20 years	65.1	30.6		

Source: Royal Decree, 661/2007 of May 25, 2007.

(1) Biomass has similar pricing mechanisms which depend on the raw materials used.

(2) In the case of facilities with capacity less than 10 MW, under Royal Decree 1538/1987 such facilities may receive a feed-in tariff specifically for improved yield and environmental investments.

(3) The rules regarding hybridization under Royal Decree 436/2004 are maintained.

* The Fixed Tariff for the first 25 years is calculated according to the following formula: 66.0 + 12.0 x ((50 - P) / 40), with P equal to the electrical capacity of the installation.

** The Fixed Tariff after 25 years is calculated according to the following formula: 59.4 + 10.8 x ((50 - P) / 40), with P equal to the electrical capacity of the installation.

Complements

Royal Decree 661/2007 also provides for additional compensation, in addition to the Fixed Tariff and Market Price Plus Premium, such as an efficiency allowance and a reactive energy allowance. The efficiency allowance provides a bonus to co-generators with less than 100 MW of capacity that meet or exceed specified efficiency thresholds for energy that is transferred through the network, while the reactive energy allowance provides penalties or bonuses based on whether a generator is capable of generating or absorbing reactive energy in accordance with specified timetables.

Updating of tariffs, feed-in-tariffs and complements

Royal Decree 661/2007 contemplates annual updating of the tariffs, premiums and complements based on certain references. For most facilities (including, among others, solar, wind and hydro) the references are updated annually and are increased by the CPI less 0.25% until December 31, 2012 and by the CPI less 0.50% thereafter. For cogeneration facilities, the references used (according to the technology) are fuel price indexes, the CPI and the price of coal.

Updates to the amount of tariffs, premiums, complements and upper and lower limits on the hourly market price resulting from any of the updates contemplated in the preceding point will apply to all facilities in each group, regardless of the date the facility is commissioned.

Revision of tariffs, premiums, caps, floor and complements

It is expected that during 2010 there will be a revision of the tariffs, premiums, caps, floor and complements established by Royal Decree 661/2007 in light of the results of reports tracking the degree of fulfillment of the Renewable Energy Plan and the Spanish Energy Savings and Efficiency Strategy, as well as the new objectives included in the Renewable Energy Plan for the 2011-2020 period. The revisions will be based on the costs associated with each technology, the degree of participation of the Special Regime in covering demand and the effect on the technical and economic management of the system, always ensuring reasonable rates of return. Every four years thereafter it is expected that new revisions will be implemented based on the same criteria.

The revisions to the Fixed Tariff and the cap and floor will not affect facilities commissioned before January 1st of the second year following the year in which the revision is made.

Imbalance Costs

Imbalance costs are characteristic of the electricity market and as such are not specific to special regime generators. Imbalance costs are provided in the form of penalties based on deviations between actual and forecasted output on an hourly basis. Depending on the electricity system's total imbalance, a price is set for the imbalanced output.

Settlement

Royal Decree 661/2007 provides that all producers that have chosen to sell at the Fixed Tariff shall carry out the sale of their power by way of a bid system with the market operator to quantify power imbalances and, when applicable, for settlement of related costs, either directly or by way of their representative. For this purpose, energy sale bids which receive only the marginal price shall be made in the daily market as well as, when appropriate, bids in the intra-day market in accordance with current market rules. Those choosing to use the market option may do so using any of the mechanisms for contracting available to facilities under the Ordinary Regime.

After calculation of the price for the transaction, the companies are subject to settlement by the National Energy Commission, which will pay or demand payment of the difference between the price received and the Fixed Tariff (in the case of producers that have chosen to sell at the Fixed Tariff), or will pay the premium to those producers that have chosen the Market Price Plus Premium option (if applicable, taking into account the cap and floor system).

Taxes

Remuneration for electricity from renewable sources is also affected by the "Special Electricity Tax," which is governed by Law 38/1992 of December 28, 1992 and Royal Decree 1165/1995 of July 7, 1995. In addition, there are other laws and taxes that impact the price of the electricity, such as local environmental taxes, which vary by region.

Special reference to mini-hydro regulatory regime

Government concessions. Under the Electricity Act, together with the consolidated text of the Water Act, approved by Royal Legislative Decree 1/2001 of July 20, 2001, all Spanish hydroelectric production plants are subject to a system of temporary government concessions. Under the terms of the concessions, facilities revert to the government at the expiration of an established term and are required to be in good operating order and free of liens.

Administrative processing. Mini-hydro plants require a water permit which typically has a definite term. These permits are granted by the Ministry of the Environment.

Ordinary Regime and Special Regime. The term "mini-hydro" generally applies to hydro-electric installations with electrical output capacities of 10 MW or less, however in Spain the term "mini-hydro" can apply to energy installations with capacities of 50 MW or less. In Spain, mini-hydro power plants are regulated under the Ordinary Regime or the Special Regime, depending on the date the facility was put into operation. The Ordinary Regime regulates mini-hydro power plants which were installed prior to 1980, while the Special Regime regulates mini-hydro power plants installed after 1980.

Under the Special Regime, mini-hydro energy generators have the right to choose to sell electricity either under the Fixed Tariff or under the Market Price Plus Premium. There are two levels of compensation based on capacity. See "—Spain—Purchase tariffs for energy from renewable sources." Mini-hydro facilities of 10 MW or less that are subject to Royal Decree 1538/1987 may receive, as per Royal Decree 661/2007, a special feed-in tariff for improved yield and environmental investments.

United States

The electricity industry in the United States is governed by federal and state laws and local rules and regulations. The federal government regulates the wholesale sale and transmission of electric power in interstate commerce and regulates certain environmental matters. The states and local governments regulate the construction of electricity generating and transmission facilities, the intrastate distribution of electricity, retail electricity sales and, in certain cases, environmental matters.

Federal regulations related to the electricity industry

The federal government regulates the electric wholesale and transmission business in interstate commerce through FERC, which draws its jurisdiction from the Federal Power Act of 1935 (the "FPA"), as amended, and from other federal legislation such as the Public Utility Regulatory Policies Act of 1978, the Energy Policy Act of 1992 ("EPACT 1992") and the Energy Policy Act of 2005, which, among other things, repealed and replaced the Public Utility Holding Company Act of 1935 with the Public Utility Holding Company Act of 2005 ("PUHCA 2005").

The electricity industry in the United States is decentralized and is comprised of the following sectors: (i) a generation sector, consisting of regulated electricity companies, wholesale electricity suppliers, and governmental entities, (ii) a high-voltage transmission sector, consisting of the regulated electricity companies and the governmental entities owning the transmission network and regional transmission organizations, independent system operators and the companies controlling and scheduling the use of the transmission network, (iii) a distribution sector, consisting of regulated electricity companies and governmental entities that transport the energy from the high-voltage network to end users and (iv) electricity companies and, in some limited markets, competitive suppliers, which sell electricity to retail consumers.

Pursuant to its authority under the FPA, FERC regulates as "public utilities" those entities that own or operate facilities used for the sale of electric energy at wholesale in interstate commerce. Thus, the owners of renewable energy facilities that make wholesale sales of electric energy are considered FERC-jurisdictional public utilities. Marketers of electric energy that do not own any generating facilities are also considered public utilities subject to FERC's jurisdiction under the FPA. Among other things, public utilities are subject to rate and financial regulation by FERC, and FERC has the authority to review and approve certain mergers and acquisitions involving public utilities.

Energy markets in the United States tend to be bilateral in nature, which allows two parties to freely contract for the sale and purchase of energy, with a single, centralized clearing market for spot energy purchases and sales

and which facilitates the efficient distribution of energy. Given the limited interconnections between transmission systems in the United States and differences among market rules, regional markets have formed within the transmission systems operated by independent system operators ("ISOs"), such as the Midwest, California, New York and New England ISOs and regional transmission organizations, such as the Pennsylvania-Jersey-Maryland power pool.

Electricity generation

Exempt wholesale generators ("EWGs") are generation-owning public utilities (including producers of renewable energy, such as wind projects) that are engaged exclusively in the business of owning and/or operating generating facilities and selling electric energy at wholesale. An EWG cannot own or operate transmission facilities (other than the limited facilities necessary to connect its generating facility to the grid) or make retail sales of electric energy. The owner of a renewable energy facility that has been certified as an EWG in accordance with FERC's regulations is subject to the FPA and to FERC's ratemaking jurisdiction, but FERC typically grants EWGs the authority to charge market-based rates as long as the EWG can demonstrate that it does not have, or has adequately mitigated, market power and cannot otherwise erect barriers to market entry. FERC generally grants an EWG waivers from many of the requirements that are otherwise imposed on public utilities under the FPA.

Certain small power production facilities may qualify as "Qualifying Facilities" under PURPA. A wind powered generating facility with a generating capacity of 80 MW or less (or the aggregation of all such facilities owned or operated by the same person or its affiliates within one mile of the facility) is deemed to be a Qualifying Facility. Certain Qualifying Facilities, including renewable energy facilities with a generating capacity of 30 MW or less, are exempt from certain provisions of the FPA, including the accounting and reporting requirements, and mergers and acquisitions oversight, facility disposition regulations and several other provisions of the FPA. Additionally, renewable energy facilities with a generating capacity of 20 MW or less are exempt from FERC's ratemaking authority under the FPA. Qualifying Facilities that are not located in organized markets have the right to require an electric utility to purchase power generated by such Qualifying Facilities. All Qualifying Facilities have the right to require an electric utility to interconnect it to the utility's electric system, and to purchase firm power service, back-up power, and supplementary power from that interconnected electric utility at reasonable and non-discriminatory rates. Finally, a Qualifying Facility is exempt from the laws of the states which otherwise regulate the ownership, rates and terms of sales, corporate governance, and financing of electric utilities. Qualifying Facility status is available only for facilities located in the United States and certain of its protectorates.

FERC also implements the requirements of PUHCA 2005, which imposes certain obligations on "holding companies" that have direct and indirect interests in companies that own or operate facilities used for the generation of electricity for sale, which includes renewable energy facilities. As a general matter, PUHCA 2005 imposes an obligation on such holding companies and certain of their affiliates to maintain and make available to FERC various books, accounts, memoranda and other records relating to costs incurred by any affiliated electric utility company. Holding companies that own only EWGs, Qualifying Facilities or foreign utility companies are exempt from most of the PUHCA 2005 requirements.

State regulations related to the electricity industry

State regulatory agencies have jurisdiction over the rates and terms of electricity service to retail customers. In some states, the regulatory agency determines whether a customer may terminate its utility service in order to meet its needs with self generated power, or power from a non-utility third party, and whether the customer must pay a special charge for the right to "go off the grid" partially or completely.

As noted above, an EWG is not permitted to make retail sales. States may or may not permit Qualifying Facilities to engage in retail sales; however, Qualifying Facilities are exempt by FERC regulations from the most burdensome utility-type regulation by the relevant state regulatory authority.

In certain states, approval of the construction of new electricity generating facilities, including renewable energy facilities such as wind farms, has been centralized and is obtained from a state agency, with only limited ministerial approvals required from state and local governments. However, in many states the permit process for power plants (including wind farms) has not been centralized and instead remains principally subject to land-use and similar regulations of county and city governments. State-level authorizations may involve a more extensive approval process, possibly including an environmental impact evaluation and opposition by interested parties or utilities.

Environmental compliance

Construction and operation of wind generation facilities and the generation and transport of renewable energy is subject to environmental regulation by U.S. federal, state and local authorities. Typically, environmental laws and regulations require a lengthy and complex process for obtaining licenses, permits and approvals prior to construction, operation or modification of a project or generating facility. Prior to development, permitting authorities may require that wind project developers consider and address, among other things: impact to birds and other biological resources, noise impact, paleontological and cultural impacts, wetland and water quality impacts, compatibility with existing land uses and impacts to visual resources. In addition, projects which propose to impact federal land or other resources must generally prepare an environmental impact statement ("EIS") describing the environmental impacts of the project and alternatives. An EIS must be drafted in compliance with the National Environmental Policy Act ("NEPA"), which requires public review and involvement in the project's permitting process. For those projects located on Federal Bureau of Land Management ("BLM") land holdings, BLM has prepared a form environmental impact statement intended to reduce the time required to obtain permits to construct wind projects on their land.

Permits from other federal agencies may be required if federal lands, federally regulated natural resources, endangered species, or other areas of federal competence are involved or may be impacted by the construction or operation of a renewable energy facility. For example, wind farms which exceed 200 feet in height must meet the lighting and safety regulations of the Federal Aviation Administration. It is possible that wind farms may in the future be subject to further federal restrictions intended to minimize interferences with military radar systems.

Various states have also implemented environmental laws and regulations that impact renewable energy projects. Certain state environmental laws require the preparation of an environmental impact report similar to the federal impact statement, while some states require a meeting be held to solicit comments from affected local landowners and local authorities.

Renewable energy policies

Both the United States federal government and various state governments have implemented policies designed to promote the growth of renewable energy, including wind power. The primary U.S. federal renewable energy incentive program is the PTC, which was established by the U.S. Congress as part of EPACT 1992. Many states have passed legislation, principally in the form of RPS, which require utilities to purchase a certain percentage of their energy supply from renewable sources, similar to the Renewable Energy Directive in the EU.

Production Tax Credits

The PTC is a tax credit provided to the owners of certain renewable energy facilities, including wind, biomass, geothermal, small irrigation power, landfill gas and trash collection, that sell electricity to unrelated third parties. The PTC is based on a measured unit of output from the renewable energy source and provides a dollar for dollar offset of the wind facility owner's tax liability, effectively increasing the plant's revenue per unit of generation. PTCs originally accrued at the rate of 15 U.S. dollars per MWh, subject to adjustment for inflation. In 2007, the PTC rate is 20 U.S. dollars per MWh; however, it is reduced for any project that receives government grants or government-assisted financing or other federal income tax credits. The PTC is applicable for a ten-year period from the time a power production facility is placed into service. The PTC benefits only the owners of the facility, but if the owner of the facility is taxed as a partnership, the PTC is allocated to its partners. The PTC primarily benefits owners that have a U.S. tax liability against which to claim the tax credit, or who are able to put in place institutional investment structures whereby third party equity investors ultimately benefit from the PTCs.

The PTC legislation has historically been enacted for two to three year periods, subject to extension. The current PTC, extended by the Tax Relief and Health Care Act of 2006, is set to expire on January 1, 2009. While the PTC has consistently been extended, it has been allowed to expire three times before being subsequently extended, thereby creating a lapse period. In each case, the U.S. Congress applied the PTC retroactively to cover such lapse period, however the periodic expiration and lack of visibility with respect to extensions, affects the operation of the industry. On August 4, 2007, the U.S. House of Representatives passed a bill entitled, "The Renewable Energy and Energy Conservation Tax Act of 2007," which would extend the PTC until 2012. The bill is pending before the Senate and, if passed, must be signed by the President to be made into law. There can be no assurance that the U.S. Congress will continue to extend the PTC. However, even if the PTC expires, wind farms that came online prior to the expiration of the current PTC would remain unaffected for a ten-year period beginning when the qualifying wind facility was placed in operation.

Modified Accelerated Cost Recovery System

Renewable energy projects also benefit from accelerated depreciation of certain major equipment components over a five-year period. Most of the renewable energy producers' assets qualify for the MACRS which provides additional tax benefits that are independent of electrical power output. The MACRS have been continuously available since 1987.

Renewable Portfolio Standards

Various state governments have taken an active role in the development of renewable infrastructures through the implementation of a RPS program. Generally, an RPS program is a state policy that mandates that a certain percentage of a utility's energy supplied to consumers within the state come from renewable sources, typically 10%-20% by 2010 or 2015, and, in certain cases, provide for various penalties for non-compliance. RECs are typically used in an RPS program as a tradable certificate demonstrating that a certain number of kilowatt-hours have been generated by a renewable resource. RECs are separate commodities from the underlying power that is generated by the resource. Pursuant to an RPS program, a utility is generally required to demonstrate, through its ownership of RECs, that it has supported an amount of renewable energy generation equal to the state-mandated RPS percentage.

Currently, approximately 24 states plus the District of Columbia have implemented RPS programs. Four additional states have established voluntary standards for renewable generation. A number of additional states are considering the implementation of RPS programs. Although there is currently no federal RPS program, there is pending legislation that, if passed, would require 15% of primary energy consumption to be from renewable energy by 2020.

Other incentives that state and localities have adopted to encourage the development of renewable resources include reduced property taxes, state tax exemptions and reimbursement on equipment. In addition, a number of states collect electricity surcharges on residential and commercial users and through public benefit funds invest some of these funds in renewable energy projects.

United Kingdom

Under the Renewable Energy Directive, the United Kingdom has targeted the generation of 10% of electricity from renewable energy sources by 2010. Recently, the United Kingdom announced a requirement that 15.4% of electricity sales in the United Kingdom be sourced from renewable sources by 2015 and its intention that 20% be sourced from renewable energy sources by 2020. Scotland has set more aggressive targets than the United Kingdom as a whole by setting a target that 18% of electricity sales in Scotland be produced from renewable sources by 2015 and 40% by 2020.

Additionally, national policy statements are being introduced for significant infrastructure projects (including the renewable energy sector), setting forth the need for the relevant infrastructure and the integration of national economic, environmental and social goals to deliver sustainable development. It is anticipated that the policy statements will consider objectives related to securing sufficient energy supplies, coping with the United Kingdom's increasing energy demand and promoting the reduction of carbon emissions. In Scotland, where planning is a devolved issue, national infrastructure projects will be held in the National Planning Framework, as set out in legislation proposed under the Planning etc. (Scotland) Act 2006.

In response to the current lengthy consent process for developing renewable energy facilities, on May 21, 2007, the U.K. government published a white paper entitled "Planning for a Sustainable Future," which sets out wide-ranging reforms to streamline the development consent process with the goal of reducing the time from application to decision on major infrastructure projects to under a year in the majority of cases. As provided in the white paper, it is anticipated that an independent infrastructure planning commission, which will make decisions on nationally significant infrastructure cases, will be operational by 2009.

Additionally, the reforms anticipate providing better advice to infrastructure project promoters on the preparation of development applications, including public consultation and earlier engagement with statutory environmental and heritage bodies.

Legal framework

The legal framework for the regulation of electricity in Great Britain is implemented through the Electricity Act 1989, the Competition Act 1998, the Utilities Act 2000 and the Enterprise Act 2002.

The Electricity Act 1989 allowed for the privatization and initial restructuring of the electricity industry in Great Britain, which in turn allowed for the regulated transmission and distribution of electricity and a competitive market in the generation and supply of electricity, while maintaining separate markets in Scotland and England and Wales. This was further developed by the New Electricity Trading Arrangements (NETA) introduced in England and Wales in 2001 and thereafter extended to all of Great Britain by the British Electricity Transmission and Trading Arrangements (BETTA) in 2005.

The Utilities Act 2000 created the Gas and Electricity Markets Authority as the body responsible for the regulation of the electricity industry in Great Britain. The Gas and Electricity Markets Authority determines strategy, sets policy priorities and makes decisions on a range of matters, including price controls and enforcement. In practice the Office of Gas and Electricity Markets ("OFGEM") undertakes these functions on behalf of the Gas and Electricity Markets Authority. Under the provisions of the Utilities Act 2000, OFGEM, on behalf of the Gas and Electricity Markets Authority, grants licenses for generation, transmission, distribution and supply of electricity. The Secretary of State for Business, Enterprise and Regulatory Reform determines and publishes standard conditions to be published in each type of electricity license but has no role in the subsequent modification of standard conditions other than a power of veto over modifications proposed by OFGEM. OFGEM reviews those license conditions and also enforces compliance either through powers available in the license itself or in terms of the Competition Act 1998 and Enterprise Act 2002.

License requirements and consents

Power stations of over 50 MW (or 1 MW if in territorial waters) require consent of the Secretary of State under Section 36 of the Electricity Act 1989. On granting such consent, the Secretary of State may also direct that planning permission for the development and any ancillary development shall also be deemed to be granted, subject to certain specified conditions. Such conditions will always include, either expressly or implicitly through statute, the requirement to implement the development within three years; otherwise the planning permission will expire.

Consents under Section 37 of the Electricity Act 1989 are required if electric lines are to be installed or kept installed above ground. Section 37 consent applications are considered and determined in a manner similar to the manner in which Section 36 applications are considered. Consents under Sections 36 or 37 of the Electricity Act 1989 are not required for electric lines with a nominal voltage of 20 kV or less used to supply a single consumer, electric lines within premises in the occupation or control of the person responsible for its installation or such other cases as may be prescribed.

Compliance with industry codes

All directly connected power stations are required to accede to the Connection and Use of System Code ("CUSC") by way of a CUSC Accession Agreement, which is the framework contract under which the CUSC becomes legally binding. All power stations capable of exporting 100 MW or more to the total system normally require a license, and all holders of a license are required to accede to the CUSC and sign the Balancing and Settlement Code ("BSC"). License-exempt users may choose to sign the BSC and accede to the CUSC, and users who are registered within the BSC may choose to participate in the Balancing Mechanism ("BM").

Users who are party to the CUSC are bound by and must comply with relevant parts of the code which governs connections to and use of the high voltage transmission network, and have an obligation to pay any relevant charges in accordance with the charging statements. If a generator is to be connected to a distribution network operator's system (i.e., embedded) then it will be required to sign a Bilateral Embedded Generation Agreement to provide access to the transmission network. Alternatively if an embedded generator is a large license exemptible power station located in Scotland (not available in England and Wales) then it will be required to sign a Bilateral Embedded License Exemptible Large Power Station Agreement. If works are needed to connect the generator then it will be required to sign a construction agreement setting out the responsibilities, timescales, milestones and financial aspects of the arrangement.

Environmental compliance

The renewable power generation sector in the United Kingdom is also subject, directly and indirectly, to a number of environmental laws and regulations relating to matters including waste management, contaminated land remediation, aquatic discharges, water quality, biodiversity, air emissions and civil protection. Wind farm projects do not typically require any material environmental consents or permits in addition to the site planning permission or Section 36 Electricity Act 1989 development. Prior to the issuance of consents or permits for a

renewable energy generation project, it is likely that an environmental impact assessment will be required under the auspices of the EIA Directive (on the assessment of the effects of certain public and private projects on the environment), the Town and Country Planning (Environmental Impact Assessment) (England and Wales) Regulations 1999 or the Environmental Impact Assessment (Scotland) Regulations 1999 or, depending on the scale of the project the Electricity Works (EIA)(Scotland) Regulations 2000 or the Electricity Works (EIA)(England and Wales) Regulations 2000.

Rules common to all renewable energy sources

The legal framework for renewable energy in the United Kingdom is created through secondary legislation under section 32 of the Electricity Act 1989, which is regulated by the Department for Business, Enterprise and Regulatory Reform (formerly known as the Department of Trade and Industry) and the OFGEM. There are currently two parallel renewable energy regulatory regimes in the United Kingdom.

The first is an older regime which only applies to existing projects contracted under that regime and is regulated in England and Wales under the Electricity (Non-Fossil Fuel Sources) (England and Wales) Orders of 1994, 1997 and 1998, in Scotland under the Electricity (Non-Fossil Fuel Sources) (Scotland) Orders of 1994, 1997 and 1999 and in Northern Ireland under three Non-Fossil Fuel Orders passed in the 1990s. Under this regime, qualifying renewable energy generators are party to long-term fixed-price PPAs with the Non-Fossil Purchasing Agency Limited ("NFPA"), or its subsidiary NFPA Scotland Limited, whereby qualifying renewable generators sell renewable energy to NFPA at a fixed price. The output from these generators is sold as a bundled package (power, ROCs and LECs) to licensed suppliers through on-line auctions. These auctions are held bi-annually and sell six monthly contracts in advance of generation. Licensed suppliers who bid the highest price at the auction for the bundled package will be awarded the contract for that generating site. The price paid at auction has no bearing on what the payment the generator receives. If prices paid at the auction are higher than the "fixed price," the excess funds are paid into the Fossil Fuel Levy ("FFL") fund. If the prices paid at auction are below the "fixed price," then the FFL is used to make up the shortfall to the value of the "fixed price" contract. If funds in the FFL are not sufficient, then a tax called the fossil fuel levy could be re-introduced by Government to make up the shortfall (this is currently set at zero).

The current regime, introduced in April 2002 under the Utilities Act 2000, applies to all eligible renewable energy projects not regulated under the old regime and is regulated in England and Wales under the Renewables Obligation Order 2007, in Scotland under the Renewables Obligation (Scotland) Order (2007) and in Northern Ireland by the Renewables Obligation Order (Northern Ireland) 2006 ("NIRO") (collectively referred to as "RO Orders"). Under the RO Orders, licensed suppliers of electricity in England, Wales, Scotland and Northern Ireland must ensure that a certain percentage of supplies provided to their customers are from designated "eligible" renewable energy sources. The percentage of electricity required to be sourced from renewable sources is 7.9% in 2007 and 2008, increasing annually to 10.4% in 2010, 13.4% in 2013 and 2014 and 15.4% in 2015. The former DTI and the Scottish Government (formerly known as the Scottish Executive) in Great Britain agreed that (i) Northern Irish obligations should operate alongside the two existing Great Britain obligations, which implies a high degree of consistency between the three obligations but (ii) that the NIRO level be decoupled from the renewable energy target. The NIRO level is set at 6.3% for 2012/2013.

Renewable energy support measures

Renewable Obligation Certificates

Energy suppliers must demonstrate their compliance with the RO Orders through a certification system using Renewable Obligation Certificates ("ROCs," and "GBROCs" in Great Britain and "NIROCs" in Northern Ireland). ROCs are environmental certificates issued to eligible renewable energy generators. Currently, eligible generators receive one ROC for each MWh of eligible output generated.

On January 5, 2007, the government drafted the "Reform of the Renewables Obligation and Statutory Consultation on the Renewables Obligation Order 2007," which proposed banding, or grouping, the RO Orders to provide differentiated levels of support for different technologies. The government believes that banding the RO Orders will provide flexibility that will allow increased renewable energy generation in the coming years to meet its targets. The government has proposed that if it reaches its targets of 10% of energy from renewable sources by 2010 and 15% by 2015, then it will target 20% by 2020.

The various bands are: established, reference, post-demonstration and emerging technologies. The established band consist of technologies, such as landfill gas and sewage gas, which are relatively mature and

require low levels of capital investment. Under the proposal, the established band will receive 0.25 ROCs per 1 MWh. The reference band consists of technologies, such as onshore wind and hydro-electric, which are relatively mature but require significant capital investment. Under the proposal, the reference band will continue to receive one ROC for each MWh of eligible output generated. The post-demonstration band consists of technologies, such as offshore wind and dedicated biomass power stations, where the technology is relatively developed but the commercial generation presents significant challenges. Under the proposal, the post-demonstration band will receive increased compensation, from one ROC per 1 MWh, to 1.5 ROCs per 1 MWh. The emerging band consists of technologies, such as wave, tidal stream and solar photovoltaic, which need to show much greater reductions in costs to increase their future growth. Under the proposal, generators in the emerging band will receive 2 ROCs per 1 MWh. The changes are expected to be effective in April 2009 and remain fixed until March 2013.

Remuneration related to ROCs includes the buy-out price and the recycle premium. Suppliers, who must obtain a certain number of ROCs, choose to either purchase ROCs from eligible renewable generators or pay a buy-out price of £34.30 per MWh of shortfall for 2007-2008. This buy-out price is subject to annual increases on the basis of the retail sale price index. The buy-out money is then paid into a fund (the buy-out fund) that is divided annually among the suppliers who have complied in whole or in part with their ROC production obligation, in proportion to their ROC contribution. The fund distribution provides further commercial incentives for suppliers to meet the RO Orders through the purchase of ROCs rather than paying the buy-out price because only suppliers who have produced their obligatory ROCs, and not those who have paid the buy-out price, share in the distribution, called the recycle premium, from the buy-out fund.

Following a payment shortfall in the fund in 2003 of £23 million, two measures were put in place. First, a surcharge on late payments was implemented to provide a further deterrent to suppliers making late payments to the buy-out fund. This late payment period runs for two months from the deadline for compliance. If suppliers fail to make their payment in full by this deadline, OFGEM (or NIAER in Northern Ireland) will decide what enforcement action is required. The surcharges form a separate fund (the late payments fund), which sits alongside the buy-out fund, and are paid to suppliers by the first January immediately following the late payment period in proportion to their discharged obligation. Second, in the event of a shortfall in the buy-out fund (which is not picked up in the late payment fund), all of the other licensed electricity suppliers are required to make-up the shortfall according to their proportionate renewable obligation. This form of collection insurance is intended to ensure that if the shortfall is more than 10% of the total buy-out fund, there is no reduction in payments. While all suppliers will have to contribute according to their respective proportionate renewable energy obligations, only those presenting ROCs (and the generators who supplied them) will benefit.

Levy Exemption Certificates

The Finance Act 2000 introduced the Climate Change Levy ("CCL"), which applies in England, Wales and Northern Ireland and is an environmental tax, levied on the supply of certain commodities, such as electricity, gas and coal, which are charged by energy suppliers to final business consumers. Electricity produced and bought from eligible renewable sources is exempt from CCL. This tax is paid by end users and is collected by suppliers. Homes and most non-profit organizations do not pay CCL.

To promote the most environmentally sustainable generation and supply of energy, the consumption of electricity coming from certain renewable sources, such as onshore and offshore wind, biomass, solar, hydroelectric and tidal, is exempt from CCL. For each megawatt hour produced by a certified renewable energy generator, OFGEM (or NIAER in respect of electricity generated or supplied in Northern Ireland or the Republic of Ireland) issues a LEC. The value of the LEC depends on the amount of CCL avoided, the face value of which is currently set at £4.41 per MWh for 2007 under the Finance Act 2000 and £4.56 per MWh for 2008 under the Finance Act 2007. As a result, CCL provides incentives for suppliers to buy energy from renewable energy generators because suppliers can either increase their competitiveness in the market and pass on the savings to the business consumers or can continue to charge business consumers the levy (although itself exempt from the levy) and benefit from increased profits. These benefits enable generators of renewable energy to charge a corresponding premium to suppliers.

Triad avoidance benefits

Small renewable generators, or "embedded generators" that are connected to the low voltage regional electricity distribution network rather than to the high voltage transmission network operated by the National Grid Electricity Transmission plc, are also entitled to additional benefits. In accordance with the National Grid Electricity Transmission plc's policies, suppliers can avoid certain charges during three particular peak periods

(the "Triad"), if the embedded generator with whom the supplier has contracted generates electricity during the Triad. This is known as Triad avoidance benefits (or "Embedded Benefits"). Generators also benefit by negotiating with the suppliers to obtain a share of the Triad benefits. OFGEM has proposed changing the policy to remove Embedded Benefits to generators.

Greece

Under the Renewable Energy Directive, Greece has targeted the generation of 20.1% of electricity from renewable energy sources by 2010.

Rules common to all renewable energy sources

On June 27, 2006, Greece implemented Law No. 3468, which relates to renewable energy generation and cogeneration of electricity and heat of high efficiency. Law No. 3468 introduces a special legal framework for renewable energy sources.

Law No. 3468 imposes similar purchase obligations on the respective system/network operators with respect to both the electricity transmission system operator ("DESMIE") and the non-interconnected network islands network operator, DEI. Law No. 3468 gives renewable energy projects priority access to the grids as well as during load allocation.

In accordance with the former regulatory framework, Law No. 3468 allows producers of renewable energy to enter into ten-year PPAs, renewable once for a further 10 years, with the network or system operator. Existing renewable-source power purchase contracts may also be extended for a further 10 years, with pricing determined according to the relevant provisions of the new law.

In addition, Law No. 3299/2004, which sets out the general framework for investment support of projects, provides for various financial incentives for renewable generation including direct project subsidies, tax exemptions and, during the first three years of a project, government assistance with salary payments.

It is expected that the Minister of Development will call for proposals with respect to renewable energy generation subsidies as part of the fourth regulatory program of community support for the years 2007 through 2012.

Administrative procedures and authorizations

Under Greek law, a renewable energy generator must obtain the following permits before constructing and operating a renewable energy generation facility: (i) production, (ii) installation, (iii) operation and (iv) environmental permits. The Ministry of Development must grant a production permit or an exemption therefrom, under the advice of the Regulatory Authority for Energy, which is effective for a term of 25 years and may be renewed for up to 25 years. An installation permit is valid for two years and may be extended by a maximum of two years, provided that a portion of the work has been completed corresponding to at least 50% of the project's budget. Operation permits are granted by competent authorities based on the renewable technology, are valid for twenty years and may be renewed for an equal period of time.

Law No. 3468 exempts certain small renewable energy facilities from the requirement to obtain a production license, including those generators with installations located on their property or on other adjacent properties owned by them producing electricity from (i) wind energy with an installed capacity less than or equal to 20 kW, if the farms are located in isolated microgrids; (ii) farms with an installed capacity less than or equal to 40 kW if the farms are located on the rest of the islands that are not connected to the mainland's interconnected system; or (iii) farms with an installed capacity less than or equal to 50 kW if the farms are located on the interconnected system.

In order to encourage construction of renewable energy producing projects, Law No. 3468 provides for the Ministry of Development to establish a high level commission to resolve installation and operation licensing problems of investment projects of significant magnitude (i.e., projects with more than 30 MW installed capacity or exceeding a total investment budget of €30 million) as well as the establishment of a national committee for the coordination of competent authorities with respect to the installation and operation licensing of renewable energy projects with less than 30 MW installed capacity or with a total investment budget of less than €30 million.

Environmental compliance

Law No. 3468 makes preliminary environmental assessment and evaluation a prerequisite for obtaining any renewable electricity generation license. In accordance with the regulatory framework envisaged by Law No. 3468, Ministerial Decision No. 104247 of May 26, 2006 provides for the procedure for the preliminary environmental assessment, evaluation and approval of the environmental terms of renewable energy generation projects. This Ministerial Decision introduces extensive and detailed procedural provisions for applications coming before the competent authorities for the preliminary environmental assessment and evaluation of renewable energy generation projects. It also provides for the conditions necessary for the approval of the environmental terms of the projects. The decision provides limited extensions during which the authorities must adjudicate on the environmental conditions, provided that the approval of the environmental conditions of the project is a prerequisite for obtaining all other necessary permits or licenses for the operation of the project.

Ministerial Decision No. 104248 issued on May 26, 2006 requires that certain content, documentation and other data be provided with respect to the environmental impact of the projects.

Law No. 3468 provides that the approval of environmental terms shall be for an initial period of 10 years, which may be renewed several times for the same amount of time.

Purchase tariffs for energy from renewable sources

Under the previous law, the rate-making orders of renewable energy were calculated with respect to medium and low-voltage domestic end-use tariffs. Under Law No. 3468, the rates are initially fixed but adjust annually, based on weighted adjustments of the approved accounts of the Public Power Corporation.

The new rules on pricing of electricity produced from renewable sources differentiate between renewable energy sources that are inter-connected to the transmission system and those stations located on non-interconnected islands. For wind energy, the new price is €75.82 per MWh for interconnected wind farms and €87.42 per MWh for wind farms located on non-interconnected islands. Offshore wind farms receive €92.82 per MWh, irrespective of the type of connection to the transmission system. In addition to these purchase tariffs we also received investment subsidies which typically cover approximately 25%-30% of the cost of the investment. The producers pay as a special levy 3% of the price that they receive from the network operator for their output of renewable energy; this is withheld directly by the network operator and given to the local authorities where the power stations are situated.

France

The electricity industry in France is governed primarily by Act 2000-108 (amended by Acts 2004-803 and 2006-1537) ("Act 2000"), passed on February 10, 2000, which governs the modernization and development of public energy services and is the general legislative framework for the operation of wind facilities in France. The operation of wind facilities in France is also subject to the provisions of the French environmental and construction code.

Renewable energy regulations

Act 2000 provides that under certain circumstances, operators of wind facilities may enter into long-term agreements for the purchase and sale of energy with EDF, which requires obtaining a certificate from the local government.

The tariffs for the long-term agreements with EDF ("EDF Agreements") are set by Order of July 10, 2006, which establishes three stages of determining the tariff, depending on the number of contractual years that have elapsed. For onshore wind the tariffs are as follows:

- *First stage.* During the first ten years of the EDF Agreement, EDF pays a fixed annual tariff, which is €82.0 per MWh for applications made during 2006. The tariff is amended annually based, in part, on the inflation index.
- *Second stage.* During years eleven to fifteen of the EDF Agreement, the tariff is based on the annual average percentage of energy produced during the wind facility's first ten years of operation; however, wind facilities located at sites yielding less than 2,400 hours per year will receive the same level of compensation as in the first stage. For wind facilities located at sites with 2,800 and 3,600 or more hours per annum, the compensation decreases to €68 per MWh and €28 per MWh, respectively, for applications made during 2006. For wind facilities with between 2,800 and 3,600 hours per annum, the

compensation is calculated by linear interpolation between €68 per MWh and €28 per MWh, respectively. These tariffs are also amended annually based, in part, on the inflation index.

- *Third stage.* Beginning in year 16 of the EDF Agreement, there is no specific support structure and the wind energy generators sell their electricity at the market price.

Poland

The legislation applicable to renewable energy is primarily contained in an energy act passed on April 10, 1997, which has since been amended by the Act of July 24, 2002 and the energy act of April 2, 2004, which came into effect in January 2005 (together, the "Energy Act").

Renewable energy regulations

Pursuant to the Energy Act, as amended, all renewable energy must receive a certificate of origin (the "Certificate"), which is issued by the energy regulator, Urzad Regulacji Energetyki ("URE"), and is tradable on the market. The Certificate states the generating company, information regarding the source and amount of the renewable energy generated and the period in which it was produced.

The Energy Act imposes an obligation on conventional generators, suppliers and marketers (the "Obligees") to acquire a certain percentage of their energy from renewable sources. For 2007, the required percentage is 5.1%, which is scheduled to increase to 7.0% in 2008, 8.7% in 2009 and 10.4% in 2010-14. To achieve the necessary percentage of Certificates, the Obligees must enter into bilateral agreements with the renewable energy producers, who deliver the Certificates to them. Obligees who do not meet their required percentage obligation are required to pay a fine into the National Fund for Protection of the Environment and Economical Use of Water which was 242.40 PLN per MWh (equivalent to €62.64 per MWh based on the exchange rate as of March 31, 2007 given by the National Bank of Poland of 3.8695 PLN = €1.0000) in 2007.

Under the Energy Act, suppliers must purchase all of the electricity coming from renewable facilities connected to their networks. The minimum price is determined by the Chairman of URE on March 31st of each year, based on the average market price for the previous calendar year, which for 2007 is 119.70 PLN per MWh (equivalent to €30.93 per MWh based on the exchange rate as of March 31, 2007 given by the National Bank of Poland of 3.8695 PLN = €1.0000). Additionally, producers of renewable energy receive other amounts in addition to the market price, including amounts received from the sale of environmental certificates and amounts received from the support mechanisms discussed below.

In addition, the government allows for the following renewable energy support measures: (i) a 50% reduction in the cost of connection to the distribution network for electricity coming from renewable sources; (ii) priority for electricity coming from renewable energy sources; (iii) the exemption for renewable energy companies which produce less than 5 MW from paying fees associated with obtaining licenses and Certificates; (iv) certain tax exemptions; and (iv) subsidies and preferential loans for the use of renewable energy.

U.S. Gas Industry Regulation

Overview

Under the Natural Gas Act of 1938 (the "NGA"), FERC has jurisdiction over the transportation and storage of natural gas in interstate commerce, as well as certain sales of natural gas in interstate commerce. Pursuant to that authority, FERC subjects interstate transportation and storage providers to regulations relating to construction, ownership, operation and abandonment of interstate transportation and storage infrastructure; the provision and abandonment of interstate transportation and storage service; accounting and reporting requirements; rates for service; and related matters.

Originally, the NGA also granted FERC authority to regulate the wholesale sale of natural gas in interstate commerce. Under the Natural Gas Policy Act of 1978 (the "NGPA") and the Natural Gas Wellhead Decontrol Act of 1989 (the "Decontrol Act"), the U.S. Congress substantially restricted FERC's authority over the wholesale sale of natural gas in interstate commerce, in large part deregulating wholesale sales of natural gas. FERC has granted blanket authority to all persons to make sales of natural gas in interstate commerce, provided such sales comply with established rules and parameters, and FERC continues to exercise significant oversight with respect to transportation and storage of natural gas services in interstate commerce.

The Commodity Futures Trading Commission ("CFTC") also has certain authority over a gas merchant business. In particular, under the Commodity Exchange Act ("CEA") and the Commodity Futures Modernization Act ("CFMA"), the CFTC has authority to enforce the anti-manipulation provisions of the CEA in the context of

natural gas sales activities that involve alleged fraud or market manipulation. In particular, the CFTC has recently brought a significant number of actions to enforce the anti-manipulation provisions of the CEA in the context of natural gas trading.

Federal authorizations and administrative procedures

Interstate natural gas transportation and storage companies operate under comprehensive FERC oversight. For example, interstate natural gas companies must obtain a certificate of public convenience and necessity from FERC under Section 7(c) of the NGA prior to construction or operation. Except as otherwise permitted by FERC, operational facilities are required to comply with FERC's generally applicable open-access tariff requirements, including non-discriminatory capacity allocation rules for the sale or assignment of transportation and storage services, and to subject themselves to NGA rate review.

Section 311 of the NGPA allows a provider of intrastate transportation and storage services under the authority of its local state government to provide such services in interstate commerce without otherwise subjecting the service provider to full FERC regulations under the NGA. Intrastate facilities that provide FERC-jurisdictional services under Section 311 of the NGPA are not as pervasively regulated by FERC as those regulated under Section 7 of the NGA. Also, FERC has issued regulations that grant similar authority to companies exempt from FERC's jurisdiction under the so-called "Hinshaw" exemption to the NGA, 15 U.S.C. § 717(c), and to certain non-jurisdictional local distribution companies ("LDC"). These Section 311 and Hinshaw/LDC transportation and storage providers are subject to certain FERC regulations, including a requirement to file with FERC a statement of operating conditions that governs how they will engage in transportation and storage activities. Section 311 and Hinshaw/LDC storage providers are also required to file semi-annual storage reports within 30 days of the end of each complete storage injection and withdrawal season. Section 311 and Hinshaw/LDC providers must make a rate election for their interstate service (e.g., cost-based or market-based rates), which may or may not be approved by FERC on the particular terms requested. While the Commission evaluates Section 311 and Hinshaw/LDC providers' transportation and storage rate proposals under the same general principles as those used to evaluate the rates of interstate pipelines subject to the NGA, the rate review applicable to Section 311 and Hinshaw/LDC providers is subject to a "fair and equitable" standard, as opposed to the just and reasonable standard under Sections 4 and 5 of the NGA.

FERC requires interstate transportation and storage providers authorized under Section 7 of the NGA to file tariffs that are designed to ensure the underlying services are offered and administered on a non-discriminatory basis. Among other things, the tariffs establish criteria for requesting service, evaluating requests for service, allocating capacity, and administering the physical operations of the transportation or storage system. Tariffs are also designed to standardize business practices across the industry to create a more integrated and efficient national grid. The statement of operating conditions that FERC requires Section 311 and Hinshaw/LDC providers to file is far less detailed, but similar in function to a tariff, providing public notice of the terms and conditions under which non-discriminatory services on the system will be offered.

For providers subject to regulations promulgated under authority of the NGA, FERC regulates the assignment of the rights to interstate transportation and storage service. FERC has established rules and regulations to govern these releases in the secondary market. Under FERC's regulation, all temporary or permanent releases of regulated capacity must take place in accordance with prescribed regulations and tariff provisions.

Current FERC policy, whether under the NGA or the NGPA, supports the granting of market-based rate authority, as a means of attracting capital investment to the natural gas storage market in an effort to ensure that sufficient storage capacity will be available to meet anticipated increases in market demand, provided that customers can access storage services at fair and equitable (or "just and reasonable") rates. When reviewing an application for authority to provide services at market-based rates, FERC requires the applicant to establish that it and its affiliates either do not have, or have adequately mitigated, market power in storage capacity and deliverability in the relevant geographic area. As a result of new Section 4(f) of the NGA, which was added as part of the Energy Policy Act of 2005, FERC now allows jurisdictional natural gas storage providers to provide service at market-based rates even if they cannot show that they lack market power. Applicants seeking market-based rate authorization under this policy must show that such authorization is in the public interest; is necessary to encourage the construction of storage capacity in the area needing storage services; adequately protects customers; and is subject to periodic review.

Following a grant of market-based rate authority, FERC continues to monitor and ensure that the rates charged by the provider are just and reasonable (or, if under the NGPA, fair and equitable), and retains the tools necessary to enforce such standard.

Federal safety regulations

Within the U.S. Department of Transportation's ("DOT") Pipeline and Hazardous Materials Safety Administration, the Office of Pipeline Safety ("OPS") regulates the safety standards for natural gas pipeline facilities under the Natural Gas Pipeline Safety Act of 1968, as amended, and the Pipeline Safety Improvement Act of 2002, pursuant to which the DOT has established requirements relating to the design, installation, testing, construction, operation, replacement and management of pipeline facilities. OPS pipeline safety regulations also require operators of gas and hazardous liquid pipelines to conduct programs for qualification of pipeline personnel. The purpose of the qualification programs is to ensure that individuals performing certain safety-related tasks on pipelines, called covered tasks, are qualified to perform those tasks.

Operators must evaluate the individual's ability to perform the covered task and to respond to abnormal conditions and reevaluate the individual's ability at appropriate intervals after initial qualification. With regard to stand-alone natural gas storage operators, OPS safety regulations do not govern underground storage formations, but certain regulations do apply to storage field piping (i.e., the pipeline facilities that transport gas within the storage field).

State authorizations and administrative procedures

Natural gas storage activities can be regulated at the state or federal level, or both. Storage facilities that are purely intrastate (i.e., they do not provide service in interstate commerce) are regulated at the state level, provided authorization is not sought to become a Section 311 or Hinshaw/LDC provider as described above. Storage facilities that provide, or are expected to provide, service in interstate commerce, including via interconnections with interstate pipelines, are regulated at both the state and federal levels.

In Texas, all natural gas construction and operational activities are subject to regulatory oversight by the Texas Railroad Commission (the "TRRC"). Similarly, all natural gas construction and operational activities in New Mexico are subject to regulatory oversight by the New Mexico Energy, Minerals and Natural Resources Department. While there can be state and local regulation of interstate storage or pipeline facilities, such regulations cannot conflict with or obstruct the implementation of federal authorizations granted under the NGA without being subject to federal preemption.

Storage facilities subject to TRRC commercial regulation are required to provide storage and storage-related services under an open access policy, which is designed to ensure that such services are provided on a not unduly discriminatory basis.

U.S. Regulations Applicable to Thermal Energy

The same federal and state laws and regulations that are applicable to renewable energy facilities and sales therefrom are generally applicable to thermal generation, such as natural gas-fired facilities—i.e., the federal government regulates the wholesale sale of electric energy in interstate commerce, and the states regulate the construction of electric generating facilities and retail electricity sales. On the federal side, FERC regulates the owners of thermal generating facilities that make wholesale sales of electric energy as public utilities under the FPA. Among other things, public utilities are subject to rate and financial regulation by FERC, and FERC has the authority to review and approval certain mergers and acquisitions involving public utilities.

An entity that is engaged exclusively in the business of owning and/or operating thermal generating facilities and selling electric energy at wholesale may qualify as an EWG. The owner of a thermal energy facility that has been certified as an EWG in accordance with FERC's regulations is subject to the FPA and to FERC's ratemaking jurisdiction, but FERC typically grants EWGs the authority to charge market-based rates as long as the EWG can demonstrate that it does not have, or has adequately mitigated, market power and cannot otherwise erect barriers to market entry. FERC generally grants an EWG waivers from many of the requirements that are otherwise imposed on public utilities under the FPA.

Cogeneration facilities that meet certain operating and efficiency standards and whose thermal output is deemed to be used in a productive manner by the facility's steam host may qualify as "Qualifying Facilities" under PURPA. Cogeneration Qualifying Facilities are exempt from certain provisions of the FPA, including the accounting and reporting requirements, and mergers and acquisitions oversight, facility disposition regulations and several other provisions of the FPA. Additionally, cogeneration Qualifying Facilities with a generating capacity of 20 MW or less are exemption from FERC's ratemaking authority under the FPA. Qualifying Facilities that are not located in organized markets have the right to require an electric utility to purchase power generated by such Qualifying Facilities. All Qualifying Facilities have the right to require electric utilities to

interconnect it with the utility's electric system, and to purchase firm power service, back-up power, and supplementary power from an interconnected electric utility at reasonable and non-discriminatory rates. Finally, a Qualifying Facility is exempt from the laws of the states which otherwise regulate the ownership, rates and terms of sales, corporate governance, and financing of electric utilities. Qualifying Facility status is available only for facilities located in the United States and certain of its protectorates.

FERC also implements the requirements of PUHCA 2005, which imposes certain obligations on "holding companies" that have direct and indirect interests in companies that own or operate facilities used for the generation of electricity for sale, which includes thermal energy facilities. As a general matter, PUHCA 2005 imposes an obligation on such holding companies and certain of their affiliates to maintain and make available to FERC various books, accounts, memoranda and other records relating to costs incurred by any affiliated electric utility company. Holding companies that own only EWGs, Qualifying Facilities or foreign utility companies are exempt from most of the PUHCA 2005 requirements.

Permits from other federal agencies may be required if federal lands, federally regulated natural resources, endangered species, or other areas of federal competence are involved or may be impacted by the construction or operation of a thermal energy facility.

With few exceptions, state regulatory agencies and local governments have the jurisdiction to approve the construction of new electric generating facilities, including thermal facilities. State regulatory agencies have jurisdiction over the rates and terms of electricity service to retail customers. In some states, the regulatory agency determines whether a customer may terminate its utility service in order to meet its needs with self generated power, or power from a non-utility third party, and whether the customer must pay a special charge for the right to "go off the grid" partially or completely.

BOARD OF DIRECTORS AND MANAGEMENT

Board of Directors

At present, our board of directors is comprised of 15 members including the chairman. Our bylaws approved by the general shareholders' meeting of November 5, 2007 provide for a board of directors consisting of between eight and 15 members, the majority of which must be external (*consejeros externos*). The external directors may be: (i) proprietary directors, who are shareholders or whose appointment has been proposed by shareholders; (ii) independent directors, who are able to carry out their functions independently and do not otherwise have any relationship with the Company, significant shareholders or managers; (iii) other external directors. One third of our directors are independent, in accordance with the *Código Unificado de Buen Gobierno* (the "Unified Code of Good Governance") approved by the Council of the CNMV on May 22, 2006. Directors are elected by our shareholders to serve for a five-year term and may be re-elected one or more times for identical periods of time.

Our board of directors is responsible for our policies and management, and establishes, upon the recommendations of management, our strategic, accounting, organizational and financing policies. Our board of directors is also responsible for appointing a delegated executive committee comprised of three to six members, an audit committee consisting of at least three members, a nominating and compensation committee comprised of three to five members and can create additional committees and commissions as are needed to carry out the board's functions.

The table below sets forth the members of our board of directors, the date of their first appointment, and their respective age, title, and type of directorship.

Name	Date of First Appointment	Age	Title	Type of Director
José Ignacio Sánchez Galán	2007	57	Chairman	Proprietary[(1)]
Xabier Viteri Solaun	2007	47	CEO	Executive
María Helena Antolín Raybaud	2007	41	Director	Independent
Alberto Cortina Koplowitz	2007	36	Director	Proprietary[(1)]
Luis Ángel Chicharro Ortega	2007	52	Director	Independent
Carlos Egea Krauel	2007	60	Director	Proprietary[(1)]
Julio Fermoso García	2007	59	Director	Proprietary[(1)]
Marcos Antonio Fernández Fermoselle	2007	45	Director	Proprietary[(1)]
Juan Pedro Hernández Moltó	2007	55	Director	Proprietary[(1)]
Santiago Martínez Lage	2007	61	Director	Independent
Manuel Moreu Munaiz	2007	54	Director	Independent
José Luis San Pedro Guerenabarrena	2007	61	Director	Proprietary[(1)]
Javier Sánchez-Ramade Moreno	2007	50	Director	Proprietary[(1)]
José Sainz Armada	2007	48	Director	Proprietary[(1)]
Álvaro Videgain Muro	2007	56	Director	Independent
Ana Isabel Buitrago Montoro	2007	38	General Secretary & Board Secretary	Non-member
Regina Reyes Gallur	2007	41	Vice Secretary	Non-member

(1) Appointed on proposal of Iberdrola, S.A.

Biographical information

José Ignacio Sánchez Galán (born 1950) is the chairman of the board of directors. Mr. Sánchez Galán has held various management positions at Sociedad Española del Acumulador Tudor, S.A. (now Grupo Exide). He has also served as director and general manager of Industria de Turbo Propulsores, S.A. (ITP), chairman of the German consortium Eurojet, chief executive officer of Airtel Móvil (now Vodafone España) and a member of the supervisory board of Nutreco Holding N.V.

Mr. Sánchez Galán is currently chairman and chief executive officer of Iberdrola, S.A., and Iberdrola Inmobiliaria, S.A. and chairman of Scottish Power Ltd. and El Desafío Español 2007, S.A., the company that manages Spain's entry in the America's Cup. He is also a director of Page Ibérica, S.A. and of Bodegas Matarromera, S.L.

Mr. Sánchez Galán is a member of the board of trustees at the following institutions, among others: Fundación Príncipe de Asturias, Fundación Cotec, Fundación Carolina, Fundación Museo Guggenheim de Bilbao, Fundación Universitaria Comillas-ICAI, Fundación Universidad Pontificia de Salamanca, Fundación General Universidad de Salamanca, and Fundación Consejo España-Estados Unidos, and serves on the Advisory Committee for the Prince of Asturias Endowed Chair of Information Science and Technology of the University of New Mexico (USA). Mr. Sánchez Galán is also a member of the Círculo de Empresarios Vascos, the Círculo de Empresarios (Madrid), the Círculo de Economía, and the Asociación para el Progreso de la Dirección (APD), as well as of the American Management Association. In addition, Mr. Sánchez Galán has been a professor at the School of Industrial Engineers of ICAI at Universidad Pontificia de Comillas.

Mr. Sánchez Galán holds a degree in Industrial Engineering from Escuela Superior Industrial ICAI of Universidad Pontificia de Comillas (Madrid), a degree in Business Administration and Foreign Trade from ICADE at Universidad Pontificia de Comillas (Madrid), and a degree in Business Administration and Foreign Trade from the Escuela de Organización Industrial (EOI) of Madrid.

Xabier Viteri Solaun (born 1960) is a member of our board of directors and our chief executive officer. Mr. Viteri Solaun is currently a member of the boards of Eólicas de Euskadi, S.A. and Rokas, S.A. Mr. Viteri Solaun has developed his professional career in the renewable energy sector within the Iberdrola, S.A. Group and has held management positions in several of Iberdrola, S.A.'s subsidiaries. Mr. Viteri Solaun holds a degree in Electrical Industrial Engineering from the Escuela Técnica Superior de Ingenieros Industriales de Bilbao and a PDG from IESE.

María Helena Antolín Raybaud (born 1966) is a member of our board of directors. Ms. Antolín Raybaud is currently director of corporate strategy and a member of the board of directors of Grupo Antolín-Irausa. Ms. Antolín Raybaud has held a variety of positions with Grupo Antolín, including director of quality, organization and communication and in 1996. was appointed director of Grupo Antolín-IPV, and later director of development for Grupo Antolín-Irausa. Ms. Antolín Raybaud holds a degree in International Business and Business Administration from Eckerd College, St. Petersburg, Florida, United States, with a Masters of Business Administration in Economics from Anglia University, Cambridge, U.K. and the Escuela Politécnica de Valencia.

Alberto Cortina Koplowitz (born 1971) is a member of our board of directors. Mr. Cortina Koplowitz has been the executive director of Omega Capital since 1999. Mr. Cortina Koplowitz commenced his professional career in the private bank division of J.P. Morgan in 1996. In 1997, Mr. Cortina Koplowitz joined the treasury department of Banco Zaragozano. Mr. Cortina Koplowitz holds a degree in Law from Universidad San Pablo CEU de Madrid and Universidad Complutense de Madrid and a Masters of Business Administration from IESE.

Luis Ángel Chicharro Ortega (born 1954) is a member of our board of directors. Mr. Chicharro Ortega is the founder and executive vice-president of Inversiones Ibersuizas, S.A. Mr. Chicharro Ortega acted as vice-president of J.P. Morgan from 1979 to 1989. From 1989 to 1993, Mr. Chicharro Ortega was the general manager of Swiss Bank Corporation España, S.A., general manager of SBS Sociedad de Valores, SVB, S.A., chairman and chief executive officer of Tableros de Fibras, S.A. (TAFISA), chief executive officer of Omnilogic Telecomunicaciones, S.A., and managing director of S.A. Sanpere and Sistelcom. From 1994 to 1996, Mr. Chicharro Ortega was appointed vice-president and chief executive officer of Swiss Bank Corporation Ibersuizas, S.A. Mr. Chicharro Ortega holds a degree in Economics from Universidad Pontificia de Comillas, ICADE and a degree in Law from Universidad de Deusto.

Carlos Egea Krauel (born 1947) is a member of our board of directors. Mr. Egea Krauel is currently general manager of Caja de Ahorros de Murcia, secretary of the board of directors of Confederacion Española de Cajas de Ahorros (CECA), vice-chairman of the board of directors of Ahorro Corporacion, S.A. chairman of the board of directors of Corporación Empresarial Caja Murcia, S.L. and vice-president of Fundación Caja Murcia and a member of the board of directors of Enagas, S.A., and Caja de Seguros Reunidos, S.A. Prior to joining Caja de Ahorros de Murcia in 1976, Mr. Egea Krauel held positions at Fraymon, S.A. and Banco Atlántico. Mr. Egea Krauel holds a degree in Industrial Engineering from Escuela Superior de Ingenieros Industriales de Madrid and a doctoral degree in Economics from Universidad Autónoma de Madrid. Mr. Egea Krauel received the Gran Cruz de la Orden Civil de Alfonso X El Sabio award in 1998.

Julio Fermoso García (born 1948) is a member of our board of directors. Mr. Fermoso García is currently a member of the boards of Uralita, S.A. and of Fundación de Cajas de Ahorro (Funcas). Mr. Fermoso García has been the chairman of Caja Duero since 2003. From 1986 to 1994, Mr. Fermoso García was the dean of Universidad de Salamanca. Mr. Fermoso Garcia holds a degree in medicine with specialty in neurology from Universidad de Valladolid and did post graduate studies in Epileptology and Neurophysiology at Universidad de Aix-en-Provence (France).

Marcos Antonio Fernández Fermoselle (born 1962) is a member of our board of directors. Mr. Fernández Fermoselle is currently the chairman and chief executive officer of Naropa Capital, S.L. and is a member of the board of directors of Grupo IT Desuto, S.L. Prior to joining our board of directors, Mr. Fernández Fermoselle, held various leadership positions at Revlon, Kraft and Leo Burnett. In 1987, Fernández Fermoselle joined the Fernández family group of companies and served as CEO of Parquesol Inmobiliaria y Proyectos, S.A. until 1998, and thereafter as executive chairman until 2007. Mr. Fernández Fermoselle was chairman of Real Valladolid SAD from 1998 to 2000. Mr. Fernández Fermoselle holds a degree in Business Administration and a Masters degree in Real Estate Administration from Universidad Politécnica de Madrid.

Juan Pedro Hernández Moltó (born 1952) is a member of our board of directors. Mr. Hernández-Moltó is currently chairman of Caja Castilla La Mancha, CCM Corporación, S.A., Federación de Cajas de Ahorros de Castilla La Mancha and is a board member of Metrovacesa, S.A. Mr. Hernández-Moltó was a professor of political economy at Universidad Complutense de Madrid from 1977 to 1981. From 1981 to 1999, Mr. Hernández-Moltó held various significant political roles both in Castilla La Mancha and at a national level. From 1989 to 1999, Mr. Hernández-Moltó served as an elected member of Congress, where he was a speaker and participated in several congressional commissions. Mr. Hernández-Moltó holds a degree in Economics from Universidad Complutense de Madrid.

Santiago Martínez Lage (born 1946) is a member of our board of directors. Mr. Martínez Lage is currently general counsel of SKF Española, S.A. and Fujitsu España Services, S.A. Mr. Martínez Lage became a Spanish diplomat in 1972, serving at the Spanish embassies in Algiers, Libreville, Sofia and Paris. Since 1985, Mr. Martínez Lage has been the managing partner of Martínez Lage & Asociados. Mr. Martínez Lage holds a degree in Law from Universidad de Madrid.

Manuel Moreu Munaiz (born 1953) is a member of our board of directors. Mr. Moreu Munaiz is currently the director of Seaplace, S.L. Mr. Moreu Munaiz joined Sociedad de Clasificacion Fidenavis in 1978 as director for the technical department. Mr. Moreu Munaiz was later appointed technical director at Seaplace, S.L. Mr. Moreu Munaiz is currently a professor at the Escuela Tecnica Superior de Ingenieros de Madrid and also teaches at the postgraduate level at Instituto Superior de la Energia (ISE) and at CSIC. Mr. Moreu Munaiz holds a doctoral degree in Nautical Engineering and a Masters degree in Oceanic Engineering from the Massachusetts Institute of Technology.

José Luis San Pedro Guerenabarrena (born 1946) is a member of our board of directors and also serves as a member of the board of Corporacion IBV Servicios y Tecnologias, S.A.U. Mr. San Pedro Guerenabarrena has developed his professional career at Iberduero, S.A. and Iberdrola, S.A. by actively participating in the reorganization of the electrical sector and holding various leadership positions within the two companies. Mr. San Pedro Guerenabarrena is currently director of administration, control and regulation of Iberdrola, S.A. Mr. San Pedro Guerenabarrena holds a degree in Industrial Engineering from ETSII, a degree in Economics from Facultad de Sarriko de Bilbao and a Masters degree in Strategic Planning from the Massachusetts Institute of Technology.

Javier Sánchez-Ramade Moreno (born 1957) is a member of our board of directors. Mr. Sánchez-Ramade Moreno is currently the chairman of Urende, S.A., vice-president of Grupo Sánchez-Ramade and a member of the Territorial Boards of Banesto, S.A., Telefonica, S.A. and Corporacion Mapfre, S.A. Mr. Sánchez-Ramade Moreno joined Grupo Sánchez Ramade in 1979, where he was in charge of the creation of different divisions within the Group. In 1990, Mr. Sánchez-Ramade Moreno joined Urende, S.A. and served as marketing director until he was appointed General Manager. Mr. Sánchez-Ramade Moreno holds a degree in Business Management from Instituto de San Telmo and a Masters in Budget Management from Universidad Complutense de Madrid.

José Sainz Armada (born 1959) is a member of our board of directors. Mr. Sainz Armada is a member of the boards of Iberdrola Inmobiliaria, S.A. and Scottish Power Ltd, and is the treasurer of the Spanish Olympic Committee. Prior to joining Iberdrola, S.A., Mr. Sainz Armada worked at J.P. Morgan from 1985 to 1992. In 1992, Mr. Sainz Armada joined Argentaria, where he held various leadership positions. From 1992 to 1995, Mr. Sainz Armada served as chairman of Argentaria Bolsa. In 1995, he was appointed general manager of Argentaria Banca de Inversiones. From 1996 to 2000, Mr. Sainz Armada served as general manager and financial director for Argentaria. In 2000, Mr. Sainz Armada became general manager of the Valor Corporativo group of BBVA, a multinational financial services group, and in 2002 was appointed general manager of the Asset Management group for BBVA. In 2002, Mr. Sainz Armada joined Iberdrola, S.A. where he has served as financial and economic director. Mr. Sainz Armada holds a degree in Law and Economics from Universidad de Comillas Madrid and a Masters degree in Business Administration from INSEAD, Fontainebleau (France).

Álvaro Videgain Muro (born 1951) is a member of our board of directors. Mr. Videgain Muro is currently chairman and chief executive officer of Tubacex, S.A. Mr. Videgain Muro has served in the boards of Tubacex Tubos Inoxidables, S.A., Aceria de Alava, S.A., Scholler Bleckmann Edelstahlrohr AG, Salen Tuben Inc., Cotubes, S.A., Tubos Mecanicos, S.A., Tubacex Taylor Accesorios, S.A. and Mercapital, S.L. Mr. Videgain Muro joined Tubacex, S.A. in 1981, and in 1992 was appointed general manager. Mr. Videgain Muro holds a degree in Law and Economics from Universidad de Deusto.

Board committees

Delegated Executive Committee

Our bylaws and the Board of Directors Regulations provide for a Delegated Executive Committee comprised of three to six directors, as determined by the board of directors. The chairman of our board of directors will also be chairman of the Delegated Executive Committee. Our board of directors, at its meeting on November 5, 2007, resolved to constitute the Delegated Executive Committee comprised of the four members listed below.

Name	Position	Type of Director
José Ignacio Sánchez Galán	Chairman	Proprietary
Xabier Viteri Solaun	Member	Executive
Santiago Martínez Lage	Member	Independent
José Sainz Armada	Member	Proprietary
Ana Isabel Buitrago Montoro	Secretary to the Board	N/A

The Delegated Executive Committee handles all matters within the authority of the board of directors that, as it determines, must be resolved without delay, except for the rendering of accounts, the presentation of balance sheets to the general meeting, both of which must be handled by the board of directors, and those issues that by law or pursuant to our bylaws cannot be delegated.

The Delegated Executive Committee reports to the board of directors regarding the matters considered and decisions adopted. The Delegated Executive Committee meets at least monthly, unless suspended at the chairman's discretion, and upon the convocation by its chairman or two members of the committee. Resolutions of the Delegated Executive Committee must be adopted by a majority of the committee members present or represented at the meeting and, in the event of a tie, the chairman has the deciding vote.

Audit and Compliance Committee

Our board of directors, at its meeting on November 5, 2007 resolved, under the provisions of our bylaws, to create an Audit and Compliance Committee in accordance with Spanish legal requirements. The Audit and Compliance Committee is comprised of a minimum of three and a maximum of five members, who must be external directors and must not be members of the Delegated Executive Committee. The Audit and Compliance Committee has a chairman, who must be an independent director, and a secretary, who need not be a director, appointed by the board of directors.

The members of the Audit and Compliance Committee are listed below.

Name	Position	Type of Director
Álvaro Videgain Muro	Chairman	Independent
Javier Sánchez-Ramade Moreno	Member	Proprietary
José Luis San Pedro Guerenabarrena	Member/Secretary	Proprietary

The activities of the Audit and Compliance Committee will be governed by our bylaws and the provisions of the Board of Directors Regulations. The Audit and Compliance Committee is an informational and consultative committee, without executive functions. The Board of Directors Regulations provide that the Audit and Compliance Committee's main functions are to oversee audits, prepare financial information and monitor compliance with corporate governance.

Our bylaws and the Board of Directors Regulations provide that the Audit and Compliance Committee is responsible for certain activities including.the following, in addition to other duties that may be assigned by the board of directors:

- reporting audit and compliance-related questions posed by shareholders to the general meeting;
- proposing nominees for appointment as statutory auditors to the board of directors for submission to the general meeting;
- supervising the management of internal audits which will be functionally controlled by the chairman of the Audit and Compliance Committee;
- overseeing and reviewing the financial reporting process and the internal control systems associated with our significant risks;
- corresponding with the independent auditors with respect to accounting and audit engagement issues that may jeopardize the auditors' independence and with respect to the prevailing audit standards from time to time;
- monitoring internal compliance with the legal requirements and codes of ethics or professional conduct and good governance adopted by our board of directors and reporting on such activity to the board of directors;
- informing our board of directors with respect to (i) all matters within its area of authority as provided in Title VIII of the Board of Directors Regulations and (ii) the financial information required for periodic public reporting as a listed company in Spain; the Audit and Compliance Committee shall ensure that the interim financial statements are prepared in accordance with the named accounting standards as the annual financial statements and, as deemed suitable, provide for limited review by an external auditor;
- reporting to our board of directors regarding the creation or acquisition of interests in special purpose entities or entities registered in countries or territories regarded as tax havens, as well as any other transactions or complex operations of a similar nature; and
- reviewing and reporting on proposals for amendment of the Board of Directors Regulations.

As provided in our bylaws and the Board of Directors Regulations, the Audit and Compliance Committee will meet at least once every three months and/or upon the convocation by its chairman or half of the members of the committee. The Audit and Compliance Committee may validly meet when half plus one of its members are in attendance, personally or through a representative. Resolutions must be adopted by a majority of the members present or represented and, in the case of a tie, the chairman will have the deciding vote.

The Audit and Compliance Committee will submit an annual report on its activities for approval by the board of directors within three months following the end of each previous fiscal year, which will be made available to shareholders and investors.

Nominating and Compensation Committee

Our board of directors, at its meeting on November 5, 2007, under the provisions of our bylaws, approved the creation of a Nominating and Compensation Committee. The Nominating and Compensation Committee is comprised of a minimum of three and a maximum of five members, the majority of whom must be independent. The Nominating and Compensation Committee has an independent chairman and a secretary, who need not be a director, appointed by the board of directors.

The members of the Nominating and Compensation Committee are listed below.

Name	Position	Type of Director
Santiago Martínez Lage	Chairman	Independent
Luis Chicharro Ortega	Member	Independent
José Sainz Armada	Member/Secretary	Proprietary

The Nominating and Compensation Committee is an informational and consultative committee without executive functions. It is governed by the bylaws and by the provisions of the Board of Directors Regulations. The Nominating and Compensation Committee has authority to supervise the process of selection of directors and senior managers (the latter on proposal of the managing director, if any) and to assist the board of directors in establishing and supervising the compensation policy for such persons.

Our bylaws and the Board of Directors Regulations provide that the Nominating and Compensation Committee is responsible for the following, in addition to other duties that may be assigned by the board of directors:

- reporting on and reviewing the criteria to be used for the composition of the board of directors and the selection of candidates;
- providing the board of directors with independent director nomination and reappointment and dismissal proposals and thereafter, if applicable, submitting such proposals for consideration at the general meeting;
- proposing the composition of board committees;
- examining and organizing the succession of our chairman and managing director, if any, and making succession proposals to our board of directors;
- advising and reporting to the board of directors regarding any potential appointment and/or removal of vice chairmen (if any), the secretary and, if applicable, the assistant secretary of the board of directors;
- reporting to the board of directors regarding the appointment and/or removal of senior managers at the proposal of the managing director, if any;
- proposing director and senior manager remuneration and procedures;
- reporting proposed compensation or indemnification packages for the removal of senior managers on the proposal of the managing director, if any;
- reporting on incentive and pension plans;
- periodically reviewing compensation programs and evaluating their appropriateness and employee performance;
- ensuring diversity and the elimination of bias with respect to the selection of board of directors; and
- monitoring our compensation policy.

As provided in our bylaws and the Board of Directors Regulations, the Nominating and Compensation Committee will meet at least once every three months and/or upon the convocation by its chairman or half the members of the committee. The Nominating and Compensation Committee may validly meet when half plus one of its members are in attendance, personally or through a representative. Resolutions must be adopted by a majority of the members present or represented and in the case of a tie, the chairman will have the deciding vote.

Related Party Transactions Committee

Our board of directors, at its meeting on November 5, 2007, resolved to form a Related Party Transactions Committee, pursuant to the provisions of the master agreement between us and Iberdrola, S.A. See "Related Party Transactions—Framework Agreement." The Related Party Transactions Committee is comprised of three to five members, who must be executive or independent directors, not appointed by Iberdrola, S.A. The Related Party Transactions Committee has an independent chairman, appointed by the board of directors.

The members of the Related Party Transactions Committee are listed below.

Name	Position	Type of Director
Álvaro Videgain Muro	Chairman	Independent
Xabier Viteri Solaun	Member	Executive
María Helena Antolín Raybaud	Member	Independent
Regina Reyes Gallur	Vice-Secretary to the Board	N/A

The Framework Agreement requires review by the Related Party Transactions Committee of related party transactions that are larger than, in a given year, the greater of (i) 0.3% of our consolidated revenues or (ii) €5 million. The Related Party Transaction Committee reports such transactions to the board of directors or, for urgent matters, the Delegated Executive Committee.

Transactions that meet the following three criteria are not considered related party transactions and do not require Related Party Transaction Committee or board of director review: transactions (i) pursuant to standardized contracts generally applied to many customers, (ii) with a supplier mandated standard price and (iii) with a transaction value equal to or less than one percent of our consolidated revenues in accordance with the annual audited accounts for the most recent fiscal year closed as of the date of such transaction.

Management

The table below sets forth the members of our executive management team and their respective nationalities, ages, and years of appointment to their current position or hire date.

Name	Nationality	Age	Year of Appointment	Position
Xabier Viteri Solaun	Spain	47	2007	Chief Executive Officer
Keith Stuart Anderson	United Kingdom	43	2007(1)	Director of United Kingdom
Ana Isabel Buitrago Montoro	Spain	38	2002	Company Secretary, General Counsel and Director of Corporate Services
Álvaro Delgado Piera	Spain	44	2004	Director of Corporate Resources
Terry Hudgens	United States	53	2007(2)	Director of United States
Rafael de Icaza de La Sota	Spain	46	2003	Director of Control
Estanislao Rey-Baltar Boogen	Spain	40	1997	Chief Financial Officer
Victor Manuel Rodríguez Ruiz	Spain	57	2002	Director of Spain
Mª. Ángeles Santamaría Martín	Spain	46	2002	Director of Markets and Prospection
José Joaquín Santamaría Tamayo	Spain	53	2004	Director of Operations
Jamie Wilson	United Kingdom	41	2007	Director of Rest of the World

(1) Keith Stuart Anderson was appointed to the executive management of the ScottishPower Group in 2006.

(2) Terry Hudgens was appointed to the executive management of PPM Energy in 2001.

Biographies

Xabier Viteri Solaun (born 1960) is our chief executive officer and a member of our board of directors. See "—Board of Directors."

Keith Stuart Anderson (born 1964) is the director of our U.K. business. Mr. Anderson also acts as the director of SPEML, Manweb Generation Holdings Ltd., and Wise Group, and has acted as the director of renewable energy of ScottishPower plc since 2005. Prior to joining Iberdrola Renovables, Mr. Anderson was a chartered accountant at Arthur Young in 1986. From 1992 to 1997, Mr. Anderson served as audit manager for the Royal Bank of Scotland and in 1997 joined Ernst & Young as a management consultant. Mr. Anderson joined ScottishPower plc in 1999 and while there served in several leadership positions, such as head of internal audit in 1999, U.K. strategy director in 2003, and director of renewable energy in 2005. Mr. Anderson holds a Masters degree in Business Administration from Edinburgh University, a bachelor's degree in Accountancy from Napier University and is a member of the Institute of Chartered Accountants of Scotland (ICAS).

Ana Isabel Buitrago Montoro (born 1969) is general secretary and board secretary. Prior to joining Iberdrola Renovables in 2002, Ms. Buitrago Montoro was an associate at Uría & Menéndez from 1992 to 1996. In 1996, Ms. Buitrago Montoro joined Brown & Wood LLP. In 1997, Ms. Buitrago Montoro rejoined Uría & Menéndez, specializing in capital markets, administrative law and mergers and acquisitions. In 2000, Ms. Buitrago Montoro served as legal director for Terra Networks S.A. Since 2002, Ms. Buitrago Montoro has acted as the director of legal services of Iberdrola Renovables, S.A. Ms. Buitrago Montoro has published various articles in several Spanish and foreign legal publications and has also taught corporate law at the Universidad Carlos III in Madrid. Ms. Buitrago Montoro holds a degree in Law from ICADE and a L.L.M. *magna cum laude* from Fordham University School of Law, New York, United States.

Álvaro Delgado Piera (born 1963) is currently the director of corporate resources. Mr. Delgado Piera joined Iberdrola Renovables in 2000 and has since held various positions at the human resources departments of Iberdrola Redes, S.A. and Iberdrola Distribucion, S.A.U. Prior to joining Iberdrola Renovables, Mr. Delgado Piera held different positions at the Corporación Aristrain from 1990 to 1996 and the Sociedad Financiera y Minera, S.A. from 1996 to 2000. Mr. Delgado Piera also worked at the town-hall of the city of Avila from 1988 to 1990. Mr. Delgado Piera holds a degree in Law from Universidad de Salamanca.

Terry Hudgens (born 1954) is currently the director of the U.S. business for Iberdrola Renovables. Mr. Hudgens is currently the chief executive officer of PPM Energy and has been since 2001. Mr. Hudgens is a member of the board of trustees of The Nature Conservacy. Prior to becoming the chief executive officer of PPM Energy, Mr. Hudgens worked as senior vice-president of power supply for PacifiCorp, a multi-state utility, and was responsible for overseeing power generation, wholesale sales and the company's mining business. Prior to joining PacifiCorp, Mr. Hudgens was president of Texaco Natural Gas-North America. As the president of Texaco Natural Gas-North America, Mr. Hudgens was responsible for all aspects of Texaco's North American natural gas and worldwide natural gas liquids business. He also served as Texaco's senior representative in the Natural Gas Supply Association. Mr. Hudgens spent 25 years with Texaco, Inc., working in operations and management positions, including vice-president of business development for Texaco Trading and Transportation, Inc., a Texaco subsidiary. Mr. Hudgens holds a bachelor's degree in Civil Engineering from the University of Houston.

Rafael de Icaza de La Sota (born 1961) is currently director of control. Prior to joining Iberdrola in 1989, Mr. de Icaza de La Sota was employed at ERCOSA in 1984, where he held various positions in the treasury, sales and general directorate departments. In 1989, Mr. de Icaza de La Sota joined Iberdrola Renovables as fixed assets manager and from 1992 to 1994 Mr. de Icaza de La Sota held a variety of positions in the control and audit department and in 2000 was appointed director for international control. Mr. de Icaza de La Sota holds a degree in Economics and Business from Universidad Comercial de Deusto.

Estanislao Rey-Baltar Boogen (born 1967) is our chief financial officer. Prior to joining the Iberdrola, S.A. Group in 1997, Mr. Rey-Baltar Boogen served as an auditor at Arthur Andersen from 1992 to 1997. In 2007, Mr. Rey-Baltar Boogen was appointed director for Desafio Español 2007, S.A. Mr. Rey-Baltar Boogen holds a degree in Economics and Business from Universidad de Deusto and an International Executive MBA from Instituto de Empresa.

Victor Manuel Rodríguez Ruiz (born 1950) is our director of the Spanish business. Prior to joining Iberdrola Renovables in 2002, Mr. Rodríguez Ruiz held various leadership positions in Tudor from 1975 to 1995. From 1995 to 2002, Mr. Rodríguez Ruiz served as director for the Central Region of Airtel (now Vodafone). Mr. Rodríguez Ruiz holds a degree in Industrial Engineering from ICAI and a Masters degree in Marketing and International Commerce from Escuela de Negocios ESDEN.

Mª. Ángeles Santamaría Martín (born 1961) is currently the director of markets and prospection. Ms. Santamaría Martin is currently an administrator of Ciener, S.A. Unipersonal. Prior to joining Iberdrola Renovables in 2002, Ms. Santamaria Martín held various leadership positions from 1985 to 1994 at SAC S.A., a subsidiary of the Duro Felguera group. In 1995, Ms. Santamaría Martín served as commercial director for the company IST, S.A. In 1996, Ms. Santamaría Martín joined Iberdrola Ingeniería y Consultoría. Prior to being appointed as director of markets and prospection, Ms. Santamaría Martín held the position of director of exploitation. Ms. Santamaría Martín holds a degree in Industrial Engineering from ICAI and a PDG Business Program at IESE.

José Joaquín Santamaría Tamayo (born 1954) is currently the director of operations. Mr. Santamaría Tamayo is currently a member of the boards of Iberdrola Energía de Puertollano, S.A., Iberdrola Energías Marinas de Cantabria, S.A., Energias Renovables de la Region de Murcia, S.A. and Iberdrola Energías Renovables de La Rioja, S.A. Mr. Santamaría Tamayo joined Iberdrola, S.A. in 1977 and has held various notable positions involving the nuclear energy, gas, thermoelectricity and renewable energy industries, as well as in the electric engineering and construction industries at Iberduero, S.A. and other Iberdrola, S.A. subsidiaries. Mr. Santamaría Tamayo holds a degree in Industrial Engineering and a Masters in Business Administration from IESE.

Jamie Wilson (born 1966) is currently our director of the Rest of the World segment. Mr. Wilson joined ScottishPower in 1997 and worked in the corporate strategy department until 2002, when he was appointed acquisitions manager of the UK-Division. From 2003 to 2005, Mr. Wilson served as new business projects director and from 2005 to 2007 as commercial development director of energy wholesale. Prior to joining ScottishPower, Mr. Wilson was senior manager of corporate finance at Grant Thornton from 1994 to 1997. From 1992 to 1994, Mr. Wilson was secretary and fund manager at Strathclyde Seed Capital Fund. Prior to joining Strathclyde Seed Capital Fund, Mr. Wilson held various positions at Grant Thornton from 1986 to 1992, including audit assistant, investigations supervisor and business planning consultant. Mr. Wilson holds an Advanced Management Programme from Wharton Business School and a bachelor's degree in Accounting and Economics from the University of Strathclyde.

Code of Conduct and Corporate Governance

Code of conduct

On November 5, 2007, our board of directors adopted Internal Regulations for Conduct in the Securities Market (*Reglamento Interno de Conducta en los Mercados de Valores*). Among other things, the regulations contain rules on the treatment, adequacy and disclosure of material information, conduct of interested persons, communications and conflicts of interest. The International Regulations for Conduct in the Securities Market will enter into force on the date that our shares begin trading on the Spanish stock exchanges.

Governance issues

Spanish corporate law provides that a company's board of directors is responsible for the management, administration and representation of a company in all matters concerning the business of a company, subject to provisions of the company's bylaws and the powers conferred by shareholders' resolutions. Our governance system substantially complies with and follows the recommendations for good corporate governance included in the Unified Good Governance Code. We are committed to follow best practices of good governance, and intend to implement, as quickly as possible, any future recommendations for good corporate governance applicable to the Iberdrola Renovables Group.

Compensation

Compensation paid to our board of directors

Our bylaws provide that our directors are entitled to receive compensation consisting of:

- an annual payment; and
- compensation for attendance at board and committee meetings, as applicable.

In addition, directors may be compensated by way of share or share option allocations or monetary compensation determined by reference to the value of our shares. The method of compensation and maximum annual compensation must be resolved by the shareholders at the general meeting. The board of directors, following approval of the Nominating and Compensation Committee, will determine, within approved limits, board of director compensation and allocation and distribution criteria.

Prior to the amendment of our bylaws resolved by Iberdrola, S.A. in its capacity as our sole shareholder on November 5, 2007, we were managed by a sole administrator. This position was not compensated pursuant to our bylaws.

The members of our board of directors have not received any compensation by reason of their service on our board of directors or the management bodies of our subsidiaries or companies in which we hold interests during the 2004, 2005 and 2006 fiscal years, or prior to November 5, 2007, and we have not made any payments for pensions or insurance premiums for the members of our board of directors.

On November 5, 2007, Iberdrola, S.A., our sole shareholder, set the maximum annual compensation for the board of directors at €5.0 million, updated annually according to the consumer price index. Directors will be compensated on a pro rata basis for the period from November 5, 2007 through December 31, 2007 according to the schedule set forth below.

	Annual Payment	Compensation for Attendance
Chairman of the board of directors	€180,000	€3,600
Chairmen of the committees	€120,000	€3,600
Members of the committees of the board of directors	€100,000	€1,800
All other non-committee members of the board of directors	€ 60,000	€1,800

Compensation paid to the Company's senior managers

Our annual executive management compensation is based on a combination of fixed and variable salary based on company performance and individual targets, which are set specifically for each employee and are benchmarked with comparable European companies. The maximum variable salary amounts to 45-90% of the employee's total annual fixed salary.

For the nine months ended September 30, 2007, our senior managers, (including our chief executive officer, in his former capacity as Director of Renewable Energies, and excluding Keith Anderson, Terry Hudgens and Jamie Wilson who were not members of our management as of September 30, 2007 and excluding Estanislao Rey-Baltar Boogen who, as at September 30, 2007 was compensated by Iberdrola, S.A.) received an aggregate fixed salary of €2,350,145 and an aggregate variable compensation of €19,810. The table below sets forth the annual gross salary and salary extras paid to our senior managers for the years ended December 31, 2004, 2005 and 2006 and for the nine months ended September 30, 2007 and the pension contributions and insurance premiums paid on behalf of our senior managers for the same periods.

	For the nine months ended September 30,	For the years ended December 31,		
Senior management compensation	2007	2006	2005	2004
		(in €)		
Annual Gross Salary(1)	2,350,145	1,289,205	1,294,933	754,572
Salary Extras(1)	19,811	14,594	9,616	20,821
Funds and pensions	26,233	26,297	26,099	17,826
Life Insurance and Accident Insurance and Civil Responsibility Insurance	7,504	7,472	5,785	1,805

(1) Salaries received by Keith Anderson, Terry Hudgens and Jamie Wilson are not included in the table above, as they were previously members of the management of the ScottishPower Assets and were not members of Iberdrola Renovables' management as of September 30, 2007. Remuneration received by our chief financial officer, Estanislao Rey-Baltar Boogen, is not included, because prior to September 30, 2007 he was compensated by our parent company, Iberdrola, S.A., for services performed for Iberdrola, S.A. and Iberdrola Renovables.

No senior manager receives compensation by reason of membership in any of the administrative bodies of a subsidiary or investee company of ours, nor have they collected any other amounts on any other basis.

We estimate that the joint compensation to be paid to the senior management will be approximately €3.5 million for the year ended December 31, 2008, including compensation paid to our CEO, Xabier Viteri Solaun, formerly the Director of Renewable Energies.

Replacement VAR plan

Effective as of October 1, 2007, PPM Energy adopted a replacement value appreciation rights plan (the "Replacement VAR Plan") which amended and replaced the PPM Energy 2002, 2003, 2004, 2005 and 2006 value appreciation rights ("VAR") plans for certain employees of PPM Energy. The Replacement VAR Plan applies only to existing VARs and no new VAR grants will be made under the Replacement VAR Plan. Each VAR that is exercised is payable by PPM Energy to the relevant VAR participant in cash within three months of the exercise date, based upon the difference between the exercise price (the "Exercise Price") and the strike prices for the VARs awarded between 2002 and 2006. Provided that the VAR participant continues to be an employee of PPM Energy, unvested VARs vest in equal thirds on the first, second and third anniversary of the respective VAR grant date, however, to the extent not previously vested, all unvested VARs under the 2002, 2003 and 2004 VAR Plans automatically vested on October 1, 2007, and all unvested VARs under the 2005 and 2006 VAR plans will vest on October 1, 2008 and October 1, 2009, respectively. Unvested VARs are subject to accelerated vesting under limited circumstances.

The Exercise Price for VARs is calculated pursuant to a formula based upon the number of years the VARs are held, the price per share at which Iberdrola Renovables common stock is offered pursuant to the Offering and the average price per share of Iberdrola Renovables common stock for the third quarter immediately preceding the Exercise Date. Once vested, 75.0% of such vested VARs will be automatically exercised in the year they vested and the remaining 25.0% will be automatically exercised on the second anniversary of the date on which they vested. The Replacement VAR Plan may be amended or terminated by the Company in writing at any time subject to approval of the chief executive officer of PPM Energy. As of October 1, 2007, PPM Energy paid $23.3 million under the Replacement VAR Plan, which amount will be paid to the relevant VAR participants on January 1, 2008.

Sole shareholder resolution

On November 5, 2007 our sole shareholder, Iberdrola, S.A., entered into a resolution (the "Sole Shareholder Resolution") broadly approving the following share plans and delegating to our board of directors the power and discretion to approve the terms of and execute such plans. We are exploring alternatives for hedging our exposure with respect to potential share awards made under these plans, including, among others, derivatives and share buy-backs in the open market. Employees who participate in similar plans in the Iberdrola, S.A. Group will not be eligible to participate in the following plans and schemes of Iberdrola Renovables Group.

Deferred bonus scheme

The Sole Shareholder Resolution approved a deferred bonus scheme for our executive management and certain key employees. It is expected that the deferred bonus scheme will be based on performance-oriented corporate, business unit/region (where applicable) and individual targets with deferred share bonuses awarded based on a percentage of annual fixed salaries of eligible employees.

It is anticipated that deferred shares will be valued at the market share price at the time of award and vest over one to two years, depending on the award, and will be contingent on continued employment with Iberdrola Renovables during such period. It is anticipated that the first such deferred shares will be awarded in 2009 with respect to bonuses payable in respect of the 2008 fiscal year.

Performance share plan

The Sole Shareholder Resolution approved a performance share plan for certain of our senior and executive management. It is expected that the performance share plan will be a one-time grant of shares awarded over the course of three years based on corporate and individual achievements. It is anticipated that deferred shares will be awarded to certain employees at the Offering Price at the time of the Offering and that a portion of the deferred shares will vest after a three year performance period, contingent on continued employment with Iberdrola Renovables and based on certain performance measures related to achieving our development plan. The maximum aggregate potential award under the performance share plan is €40.0 million, of which it is anticipated that approximately €23.0 million will be awarded to certain employees in the United States. We anticipate that our performance share plan awards in the United States may require us to prepare a reconciliation of our financial statements to U.S. GAAP in the years such awards vest.

Restricted share plan

The Sole Shareholder Resolution approved a restricted share plan for certain of our senior and executive management outside of the United States. It is anticipated that the restricted share plan will involve a grant of a number of restricted shares to such employees based on €10.0 million divided by the Offering Price. It is anticipated that the restricted shares will be granted at the time of the Offering and will vest in thirds according to a three year schedule, contingent on continued employment with Iberdrola Renovables. It is anticipated that the restricted share plan may also be used in the future in discretionary grants of shares for retention, attraction and special recognition purposes with respect to any of our employees.

PRINCIPAL SHAREHOLDER

As of the date of this offering memorandum, we have 3,379,251,920 shares outstanding, all of which are held by our parent company, Iberdrola, S.A. In the Offering, we intend to increase our capital by offering 768,011,800 ordinary shares, €0.50 par value per share. Iberdrola Generación, a subsidiary of Iberdrola, S.A., has granted the Managers an Over-allotment Option which, for a period of 30 days from the date of the listing of our shares on the Spanish stock exchanges and the quotation of the shares on the Automated Quotation System of the Spanish stock exchanges, permits the Managers to purchase up to 76,801,180 shares to cover over-allotments, if any, or other short positions in connection with the Offering. Iberdrola Generación, a subsidiary of Iberdrola, S.A., will acquire 76,801,180 shares outside the Offering from Iberdrola Renovables at the Offering Price.

The following table sets forth information regarding the beneficial ownership of our shares (i) prior to the Offering, (ii) as adjusted to give effect to the Offering, assuming the Over-allotment Option is not exercised, and (iii) as adjusted to give effect to the Offering, assuming the Over-allotment Option is exercised in full.

	Beneficial ownership prior to the Offering		Beneficial ownership after the Offering, (assuming the Over-allotment Option is not exercised)		Beneficial ownership after the Offering, (assuming exercise of the Over-allotment Option in full)	
Owner	Number	%(1)	Number	%(1)	Number	%(1)
Iberdrola, S.A.	3,379,251,920	100.0%	3,456,053,100(2)	81.8%	3,379,251,920(2)	80.0%
Public float	—	—	768,011,800	18.2%	844,812,980	20.0%
Total	3,379,251,920	100.0%	4,224,064,900	100.0%	4,224,064,900	100.0%

(1) Percentage of total number of issued shares.

(2) Including shares owned by Iberdrola Generación.

After the Offering, Iberdrola, S.A. will own, directly or indirectly, an aggregate of 81.8% of our share capital if the Over-allotment Option is not exercised or 80.0% if the Over-allotment Option if fully exercised. All shares carry the same voting rights. As a result, Iberdrola, S.A. will have the ability to determine substantially all matters requiring approval by a majority of our shareholders, as well as direct our day-to-day operations. See "Risk Factors—As the principal shareholder, Iberdrola, S.A. will continue to exercise significant control over us after the Offering and its interests may differ from the interests of our new shareholders."

Subject to certain exceptions, including certain share issuances and share incentive plans, we, Iberdrola, S.A. and Iberdrola Generación have agreed with the Joint Global Coordinators, for a period commencing on the date of this offering memorandum and ending 180 days after the shares are listed on the Spanish stock exchanges, without the prior written consent of the Joint Global Coordinators (whose consent cannot be withheld without justification), to a lock-up of its shares as further described in "Plan of Distribution—Lock-Up Periods."

The purpose of the offering is to facilitate the financing of our development plans. We intend to use the net proceeds of the Offering to repay substantially all of our indebtedness we owe to Iberdrola, S.A., which, on a pro forma basis as of September 30, 2007 was €3,753.0 million. See "Capitalization" and "Use of Proceeds." We have also entered into a number of financing, services, commodity purchase and other agreements with Iberdrola, S.A. and its subsidiaries, including the Framework Agreement, the terms of which we believe are consistent with terms available to unaffiliated parties in the market. See "Related Party Transactions—Iberdrola, S.A."

RELATED PARTY TRANSACTIONS

On October 3, 2007, we entered into a significant related party transaction in which we acquired the ScottishPower Assets through an in-kind exchange in which the assets consisting of certain subsidiaries of our parent, Iberdrola, S.A., were contributed to us in exchange for a capital increase fully subscribed by Iberdrola, S.A. See "Acquisition and Unaudited Pro Forma Financial Information" for a description of this transaction. Additionally, we enter into transactions with our shareholders and other entities owned by our shareholders in the ordinary course of business. These transactions include, among others, agreements to provide and receive technical, managerial, construction and other services, energy sales and gas storage agreements, wind farm and turbine purchase agreements, and financing agreements. The following discussion is a brief summary of certain material arrangements, agreements and transactions we have with related parties.

For a summary of revenues and expenses and receivables and payables of Iberdrola Renovables with related parties, please see Notes 32 and 33, respectively, of the audited consolidated financial statements of Iberdrola Renovables as of and for each of the fiscal years ended December 31, 2005 and 2006 and Note 32 of the unaudited consolidated interim financial statements as of and for the nine months ended September 30, 2007 included elsewhere in this offering memorandum. We received revenues from related parties of €242.5 million, €429.9 million, €422.6 million and €169.3 million for the years ended December 31, 2004, 2005 and 2006 and the nine months ended September 30, 2007, respectively, and incurred expenses for services and other transactions with affiliates (excluding Gamesa and Gamesa Eólica) of €7.9 million, €17.0 million, €20.5 million and €16.2 million for the same periods. Our current receivables due from affiliates (including Gamesa and Gamesa Eólica, as applicable) were €182.4 million, €220.7 million, €36.7 million and €10.6 million as of December 31, 2004, 2005 and 2006 and the nine months ended September 30, 2007, respectively, and current payables owed to affiliates (including Gamesa and Gamesa Eólica, as applicable) were €1.8 billion, €2.1 billion, €2.4 billion and €38.2 million as of December 31, 2004, 2005 and 2006 and as of September 30, 2007.

See also Note 4 of the audited consolidated financial statements of SPHI as of and for each of the years ended March 31, 2006 and 2007 and Note 5 of the audited consolidated financial statements of PacifiCorp Holding Inc. as of and for the year ended March 31, 2005 and 2004, included elsewhere in this offering memorandum. SPHI received revenues from affiliates of $176.5 million, $102.7 million and $217.4 million for the years ended March 31, 2005, 2006 and 2007, respectively, and incurred expenses of $320.3 million, $999.8 million and $1.1 billion for the same periods. SPHI's current receivables due from affiliates were nil, €2.7 billion and €0.1 million as of March 31, 2005, 2006 and 2007 respectively, and current payables owed to affiliates were $2.6 billion, $3.8 billion and $684.2 million as of the same periods.

Iberdrola, S.A.

Iberdrola, S.A. is our parent company and was, prior to the Offering, our sole shareholder. Upon completion of the Offering, Iberdrola, S.A. is expected to own 81.8% of our issued share capital (assuming the Over-allotment Option is not exercised or 80.0% if the Over-allotment Option is exercised in full). We have entered into and expect to continue to enter into a number of arrangements, agreements and transactions with Iberdrola, S.A. and its other subsidiaries (the "Iberdrola, S.A. Group"), the terms of which we believe are consistent with terms available to unaffiliated parties in the market. The following is a brief summary of our arrangements, agreements and transactions with Iberdrola, S.A.

Framework Agreement

On November 5, 2007, we entered into the Framework Agreement with Iberdrola, S.A., which establishes an operational and procedural framework for activities and transactions between us and the Iberdrola, S.A. Group. The Framework Agreement also regulates and attempts to prevent conflict of interest situations between parties, and provides for the creation of a related party transactions committee (the "Related Party Committee") with members of our board of directors to review and report on existing and potential related party activities and relationships. We have amended or will amend certain related party agreements which were in effect prior to the execution of the Framework Agreement to conform to the provisions of the Framework Agreement. Further, pursuant to the Framework Agreement, we have entered into, among others, certain financing agreements, an indemnity agreement, a trademark agreement and corporate services agreements, as described below. The Framework Agreement will remain in effect for as long as Iberdrola, S.A. is the direct or indirect holder of a majority of our share capital or as long as Iberdrola, S.A. has appointed a majority of our directors, and may be amended by agreement of the parties following a Committee Report (as defined below). The Framework Agreement is subject to the condition precedent that our shares must be admitted to trading on at least two Spanish stock exchanges, including the Madrid Stock Exchange, and quoted on the Automated Quotation System of the Spanish stock exchanges, before January 14, 2008, and will be effective as of the date our shares are admitted as above.

According to the Framework Agreement, we have preferential global rights, vis-à-vis the Iberdrola, S.A. Group, to operate in the renewable energy business, which includes, among other activities, the promotion, marketing and production of electricity from renewable energy sources, such as wind, mini-hydro, biomass, solar thermal, solar photovoltaic, wave and tidal energy (the "Renewable Energy Businesses"). The Renewable Energy Businesses do not include engineering and construction and related consulting activities with respect to renewable energy generation civil works projects, carried out by Iberdrola Ingeniería. Further, Iberdrola, S.A. is permitted to continue operating certain specified electricity generation facilities that could be considered part of the Renewable Energy Businesses.

Iberdrola, S.A. is required to advise us of potential investment or business opportunities that it identifies in the Renewable Energy Businesses unless it is prevented from doing so by certain confidentiality restrictions. We have the right of first refusal among Iberdrola, S.A. and its subsidiaries with respect to such opportunities. However, if we do not elect to participate in any such opportunity, Iberdrola, S.A. may pursue or transfer the opportunity to third parties. Similarly, if Iberdrola, S.A. acquires companies that engage in Renewable Energy Businesses, Iberdrola, S.A. will allow us the opportunity to participate in the businesses of the acquired company involved in the Renewable Energy Businesses on market terms.

Iberdrola, S.A. has exclusive global rights, vis-à-vis the Iberdrola Renovables Group, to operate in the gas business, which includes, among other activities, the purchase, transport, storage, marketing and sales of natural gas (the "Gas Business"). We are permitted, on a non-exclusive basis, to continue operating our owned natural gas storage businesses and energy management business in the United States according to the current PPM Energy gas business plan and, going forward, according to a new business plan (the "Gas Business Plan"), which is subject to review by the Related Party Committee and approval by the board of directors. We are required to advise Iberdrola, S.A., unless we are prevented from doing so by certain confidentiality restrictions, of any potential investment or business opportunities that we identify in the Gas Business.

In addition to the Renewable Energy Businesses, we may continue to operate certain other non-renewable energy businesses including, among others, our thermal generation facilities. Further, we may perform any kind of work and services and sell any kind of goods, whether or not related to the Renewable Energy Businesses, to the Iberdrola, S.A. Group or any of our subsidiaries or entities in which we have direct or indirect interests (the "Iberdrola Renovables Work").

Iberdrola, S.A. or the Iberdrola, S.A. Group may perform work and projects for us, sell goods to us, issue loans to us, grant credits, or provide us with corporate, technical, engineering or management support or other kinds of services (the "Iberdrola Work") (and together with the "Iberdrola Renovables Work," the "Related Party Work"), as may be agreed from time to time.

Both parties are required under the Framework Agreement to perform the Related Party Work on market terms, which will not be more favorable than those afforded third parties under substantially equivalent conditions. Customary industry quality standards apply to the Related Party Work unless otherwise established.

We have agreed to negotiate with Iberdrola, S.A. to attempt to resolve any dispute which may arise under the Framework Agreement within thirty days or as we may otherwise agree. If we cannot resolve the dispute, we have agreed to submit to arbitration under the Spanish Arbitration Act. Any arbitration award must be signed and include a written explanatory opinion.

The Related Party Committee

The Related Party Committee consists of a majority of independent directors, none of whom may be directors appointed by Iberdrola, S.A., and a chairman appointed by our board of directors. The Related Party Committee meets semi-annually and as required or agreed upon by its members and its purpose is to manage and review material related party transactions.

Related party transactions in excess of €5.0 million or over 0.3% of our consolidated revenues must be reviewed by the Related Party Committee and approved by our board of directors or, in certain rare circumstances, a delegated executive committee. Each type of ordinary and customary business related party transaction must generally also be authorized by our board of directors and follow conditions for execution set by our board of directors. The Related Party Committee reports to our board of directors on the following matters: (i) key contract terms of current and proposed transactions with Iberdrola, S.A.; (ii) on a semi-annual basis, compliance with the Framework Agreement; (iii) our annual corporate governance report; (iv) the waiver of business opportunities in accordance with the Framework Agreement; (v) the Gas Business Plan; (vi) any proposal for amendment of the Framework Agreement and (vii) settlement proposals designed to resolve disagreements that may arise as a result of the Framework Agreement.

Board of director authorization and Related Party Committee review are not required for transactions: (i) pursuant to standardized contracts which are generally applied to many customers; (ii) entered into at prices or fees established on a general basis by the supplier, or (iii) entered into for amounts not greater than one percent of our consolidated revenues, in accordance with the annual audited accounts for the most recent fiscal year as of the date of the transaction.

Financing Agreements

We have entered into certain financing agreements with our parent company, Iberdrola, S.A., as summarized below. On a pro forma basis as of September 30, 2007, our non-current interest bearing and current interest bearing balances with Iberdrola, S.A. Group companies were €399.9 million and €3,353.1 million, respectively. See "Acquisition and Unaudited Pro Forma Financial Information" and "Capitalization."

Current Account Agreements

Historically, Iberdrola, S.A. has directly funded our expansion and ordinary business activities principally through reciprocal current accounts with us and with our subsidiaries, which were established pursuant to current account agreements for an indefinite term, the outstanding balances of which were payable at any time upon termination of the agreement with fifteen days' notice. It is anticipated that the respective current account agreements will be terminated and the aggregate principal and accrued interest outstanding and owed to Iberdrola, S.A. under such agreements will be transferred on December 10, 2007 to the euro-denominated new current account agreement entered into between us and Iberdrola, S.A., as described below. As of September 30, 2007, the aggregate principal and interest outstanding under the current account agreements was €2,803.4 million. See "Acquisition and Unaudited Pro Forma Financial Information" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

On November 2, 2007, we entered into three new current account agreements with Iberdrola, S.A. (collectively, the "New Current Account Agreements"), whereby Iberdrola, S.A. provides funding to us through three current accounts denominated in each of euro, U.S. dollar and sterling (the "New Current Accounts"). It is anticipated that the New Current Accounts will be used to fund all Iberdrola Renovables Group expansion and ordinary business activity and that going forward we will make payments to third parties in the ordinary course of business on our own behalf and on behalf of our subsidiaries, whereas historically, Iberdrola, S.A. has performed this function other than with respect to the ScottishPower Assets. The New Current Account Agreements have a one year term, which is renewed automatically at the end of each year and will remain in effect for as long as Iberdrola, S.A. is the direct or indirect holder of a majority of our capital or as long as Iberdrola, S.A. has appointed a majority of our directors. The borrowing limit will be set annually by Iberdrola, S.A. in consultation with us and based on our anticipated annual funding requirements. Outstanding balances under the New Current Account Agreements are payable at any time upon termination of the agreement with fifteen days' notice. See "Risk Factors—We have historically and intend to continue to finance our operation primarily through demand debt from our parent, Iberdrola, S.A." Amounts outstanding under the New Current Account Agreements generally accrue interest quarterly linked to EURIBOR or LIBOR plus a margin, with differing interest rates for amounts owed to us.

It is anticipated that short-term financing currently in place with respect to the ScottishPower Assets will be terminated and balances transferred to the U.S. dollar and sterling-denominated New Current Accounts as soon as practicable.

Long-term Iberdrola, S.A. Loan Agreements

On November 20, 2007, we entered into a credit facility agreement with Iberdrola, S.A. (the "2007 Iberdrola, S.A. Loan Agreement") which matures in 2014. We may borrow up to €2.0 billion under the 2007 Iberdrola, S.A. Loan Agreement in euro, U.S. dollar and sterling to refinance debt owed to Iberdrola, S.A. and payable in 2008 under the New Current Account Agreements. We expect that amounts borrowed from Iberdrola, S.A. in 2008 under the New Current Account Agreement will be refinanced quarterly and transferred to the 2007 Iberdrola, S.A. Loan Agreement. It is anticipated that any balance owed under the New Current Account Agreements during any future fiscal year may similarly be refinanced under subsequent long-term loan agreements with Iberdrola, S.A. Amounts outstanding under the 2007 Iberdrola, S.A. Loan Agreement generally accrue interest quarterly at EURIBOR or LIBOR plus a margin. Iberdrola, S.A. may terminate the 2007 Iberdrola, S.A. Loan Agreement at any time for any breach by us, including non-payment and use of funds other than for the agreed purpose, or if there is a significant adverse change in our economic condition that has a significant negative effect on our ability to meet assumed obligations, or if Iberdrola, S.A. is no longer the direct or indirect holder of a majority of our capital or has not appointed a majority of our directors. The 2007 Iberdrola, S.A. Loan Agreement is subject to the condition subsequent that the Framework Agreement becomes effective in accordance with its terms. See "—Framework Agreement."

On March 4, 2007 our subsidiary, Iberdrola Energías Renovables de Castilla La Mancha, S.A.U. (formerly Energías Eólicas Europeas, S.A.), entered into the Castilla La Mancha Loan, which remains in place for so long as Iberdrola, S.A. holds 100% of such subsidiary's share capital. As of September 30, 2007, the principal and interest outstanding under the Castilla La Mancha Loan was €377.1 million. It is anticipated that the Castilla La Mancha Loan will be assigned to Iberdrola Renovables prior to the Offering. See "Acquisition and Unaudited Pro Forma Financial Information" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

SPREHL Intercompany Loan and Capital Increase

Our subsidiary SPGHC entered into a credit agreement dated September 6, 2000, payable on demand, with our affiliate ScottishPower UK plc ("SPUK") that provided for either party, from time to time, to advance credit up to an aggregate of $1.0 billion outstanding at any time to the other party, or in the case of SPUK, to its subsidiary (the "SPUK Credit Agreement"). On May 31, 2006, the SPUK Credit Agreement was transferred by SPUK to Scottish Power Ltd. (formerly ScottishPower plc). On October 1, 2006, the SPUK Credit Agreement limit was increased to $1.5 billion. On November 5, 2007, Scottish Power Ltd. transferred the SPUK Credit Agreement to Iberdrola, S.A. and Iberdrola, S.A. subsequently transferred the rights, obligations and liabilities under the SPUK Credit Agreement to our subsidiary, SPREHL.

On November 5, 2007, our subsidiary, SPREHL, entered into a five-year intercompany loan agreement with Iberdrola, S.A. under which SPREHL borrowed $982.6 million from Iberdrola, S.A. (the "SPREHL Intercompany Loan Agreement"). On the same day, Iberdrola, S.A. contributed the SPREHL Intercompany Loan Agreement to Iberdrola Renovables and received, in exchange, our shares. Pursuant to the Loan Capital Increase, Iberdrola Renovables transferred shares to Iberdrola, S.A. See "Capitalization." Also, as a result of the Loan Contribution, the SPREHL Intercompany Loan Agreement became a loan between members of the Iberdrola Renovables Group that will be consolidated in the group's financial statements. As a result of the Loan Contribution, we made an adjustment in our pro forma September 30, 2007 and December 31, 2006 balance sheets that decreased our current liabilities (specifically, our short-term debt toward our parent, Iberdrola, S.A.) and increased our equity by €673.6 million. See "Acquisition and Unaudited Pro Forma Financial Information."

Indemnity Agreement

We are subject to certain potential tax liabilities as a result of an IRS audit and also certain tax indemnity obligations relating to the SP US Assets, which may give rise to payment obligations. See "Business—Legal Matters." Pursuant to an indemnity agreement dated November 20, 2007 (the "Indemnity Agreement"), Iberdrola, S.A. has agreed to indemnify us with respect to these and other potential liabilities of SPHI and its subsidiaries resulting from acts, omissions, facts and other situations not related to our core business (the Indemnified Liabilities") existing up to and until October 3, 2007. We have agreed to offset any amounts due by Iberdrola, S.A. to us pursuant to the Indemnity Agreement by any amount we or our subsidiaries receive from third parties in relation to our Indemnified Liabilities. The Indemnity Agreement was entered into for an indefinite term and will remain in effect until the earlier of the expiration of the statute of limitations of the potential liability or after the fifth anniversary of the date on which Iberdrola, S.A. is no longer the direct or indirect holder of a majority of our share capital or has not appointed a majority of our directors.

Trademark Agreement

On November 20, 2007, we entered into a non-exclusive trademark and domain name license agreement with Iberdrola, S.A. (the "Trademark Agreement"), whereby Iberdrola, S.A. granted us a non-exclusive license to use the "Iberdrola" trademark and domain name (the "Licensed Rights") for our renewable energy businesses or any complementary or accessory activity. Under the Trademark Agreement, we have agreed to pay Iberdrola, S.A. an annual fee based on our proportional share of Iberdrola, S.A.'s annual image and brand management corporate services budget, which is subject to yearly review, for the use of the Licensed Rights. The fee for 2007 has been set at €3.2 million. The Trademark Agreement was entered into for an indefinite term and will remain in effect until the earlier of the expiration of the legal life of each of the trademarks or the date on which Iberdrola, S.A. is no longer the direct or indirect holder of a majority of our share capital or has no longer appointed a majority of our directors, but may be terminated by either party for breach of payment or performance obligations. The Trademark Agreement is subject to the condition subsequent that the Framework Agreement becomes effective in accordance with its terms. We have historically used the "Iberdrola" trademark and domain name pursuant to certain intercompany arrangements.

Corporate and Financial Services Agreements

On January 2, 2002, we entered into a corporate services agreement with Iberdrola, S.A. (the "Iberdrola Corporate Services Agreement"), which was periodically amended and restated, whereby Iberdrola, S.A. has provided us with certain corporate services, including planning, control and regulation, development and finances, human resources, communication and institutional relations. The Iberdrola Corporate Services Agreement remains in effect for as long as Iberdrola, S.A. is the direct or indirect holder of a majority of our capital or has appointed the majority of our directors. Certain provisions of the Iberdrola Corporate Services Agreement are superceded by the Financial Services and Treasury Agreement described below.

On November 20, 2007, we entered into a financial services and treasury agreement with Iberdrola, S.A. (the "Financial Services and Treasury Agreement"), whereby Iberdrola, S.A. provides us with certain financial and treasury services, including financial planning, credit risk and risk management services. Charges for such services are determined based on market conditions. The Financial Services and Treasury Agreement remains in effect for as long as Iberdrola, S.A. is the direct or indirect holder of a majority of our capital or has appointed a majority of our directors. We believe that the terms of this agreement are consistent with terms available to unaffiliated parties in the market. The Financial Services and Treasury Agreement is subject to the condition subsequent that the Framework Agreement becomes effective in accordance with its terms. See "--Framework Agreement."

Guarantees

Iberdrola, S.A. and certain Iberdrola, S.A. Group companies have issued guarantees to third-parties with respect to certain of our payment and performance obligations, including national grid connection payment guarantees, construction payment guarantees, turbine purchase payment guarantees and indemnity guarantees.

On December 5, 2005, our affiliate, Scottish Power Finance (US), Inc. ("SPF(US)") entered into a guarantee and support agreement with Scottish Power Ltd. (formerly ScottishPower plc) whereby Scottish Power Ltd. guaranteed SPF(US)'s obligations, including, among others, letters of credit, bonds and guarantees issued to companies that were at that time subsidiaries of Scottish Power Ltd. or direct affiliates of those subsidiaries including PPM Energy. These guarantees remain in effect.

On November 20, 2007, our subsidiary, SPHI, entered into a guarantee and support agreement with Iberdrola, S.A., (the "Iberdrola Guarantee and Support Agreement") whereby Iberdrola, S.A. agrees to guarantee the obligations of SPHI and its subsidiaries, excluding any SPF(US) obligations guaranteed by Scottish Power Ltd., as described above. The Iberdrola Guarantee and Support Agreement remains in effect for so long as Iberdrola, S.A. is the direct or indirect holder of a majority of our share capital, but may be terminated at any time by Iberdrola, S.A. with 60 days written notice. In the event that the Iberdrola Guarantee and Support Agreement is terminated, guarantees granted by Iberdrola, S.A. with respect to obligations incurred prior to the notice date continue in effect.

We anticipate that the Iberdrola Guarantee and Support Agreement may be assigned to us once we receive a suitable credit rating. Additionally, SPHI intends to issue guarantees to replace the guarantees issued by Scottish Power Ltd.

Research and Development Agreement

On October 30, 2007 we entered a share purchase agreement with Iberdrola, S.A. whereby we purchased from Iberdrola, S.A. 70.0% of the share capital of Perseo, a company established by Iberdrola, S.A. on November 12, 2002, to carry out research and development activities and monitor emerging renewable energy technologies. Subsequently on October 31, 2007, we entered into an agreement with Iberdrola, S.A. and its subsidiary, Hidroeléctrica, which owns the remaining 30.0% of Perseo, whereby we agreed to increase Perseo's share capital by €3.5 million within three months to allow it to invest in new technologies and development projects, with Iberdrola, S.A. agreeing to pay us 80.0% of our contribution to the capital increase. See "Business—Research and Development."

Iberdrola, S.A. Group companies

We have entered into, and expect to continue to enter into, a number of arrangements, agreements and transactions with several Iberdrola, S.A. Group companies in the ordinary course of business. The following is a brief summary of our arrangements, agreements and transactions with the Iberdrola, S.A. Group, the terms of which we believe are consistent with terms available to unaffiliated parties in the market.

Iberdrola Generación, S.A.

We have entered into several agreements with Iberdrola Generación which provides us with certain engineering, administrative, management, consulting and support services as well as specialized technical assistance in system installations, including the monitoring and recording systems for all of our renewable energy facilities. On January 1, 2006, we entered into a renewable one-year framework agreement with Iberdrola Generación, whereby Iberdrola Generación agreed to provide us with engineering, administrative and management services for our existing and future mini-hydro projects. Iberdrola Generación receives market based fees, plus a 15% premium. In addition, we have entered into several PPAs with Iberdrola Generación pursuant to which Iberdrola Generación acts as our production agent and dealer vis-à-vis the Spanish Electricity Market. Iberdrola Generación also provides selling agent services to certain of our subsidiaries for a fixed monthly fee. We believe that the terms of our various agreements with Iberdrola Generación are consistent with terms available to unaffiliated parties in the market.

Iberdrola Ingeniería y Construcción, S.A.

We have entered into several management framework agreements with Iberdrola Ingeniería for technical engineering and integrated management services for the development of certain of our wind farms and mini-hydro plants and a construction framework agreement for the construction of wind farm installations. Iberdrola Ingeniería earns the majority of its revenues from non-Iberdrola, S.A. Group companies. On November 5, 2007, we entered into a framework agreement with Iberdrola Ingeniería for an indefinite term whereby Iberdrola Ingeniería provides us with certain engineering services for the development, construction, management and operation of our renewable energy power plants, including, (i) with respect to wind farms, engineering services (wind measurements), authorization management, construction supervision and construction technical assistance (according to the terms of the wind farm framework agreement dated September 30, 2004, pursuant to which services are provided at varying rates, and a construction framework agreement dated January 7, 2004, whereby Iberdrola Ingeniería provides us services related to the construction process, follow-up related to the environmental surveillance plan, technical assistance related to the network and management of the disposal of wastes), (ii) with respect to mini-hydro facilities and electro-mechanic equipment supply including the construction process, follow-up related to the environmental surveillance plan and management of the disposal of wastes (according to the terms of the mini-hydro framework agreement dated July 16, 2004, pursuant to which services are provided on a cost basis plus a margin of between 9.3% and 17.3%) and (iii) services related to CORE. The agreement continues in effect so long as Iberdrola, S.A. is the direct or indirect holder of a majority of our capital or as long as Iberdrola, S.A. has appointed a majority of our directors. Iberdrola Ingeniería provides services at market prices to be agreed by the parties. We believe that the terms of our various agreements with Iberdrola Ingeniería are consistent with terms available to unaffiliated parties in the market.

Iberdrola Distribución Eléctrica, S.A.U.

Our subsidiary, Iberdrola Castilla, has entered into a PPA with Iberdrola Distribución for 32 MW of wind power pursuant to an agreement dated July 26, 2005. We believe that the terms of our agreement with Iberdrola Distribución are consistent with terms available to unaffiliated parties in the market.

Iberdrola Energías Renovables de La Rioja, S.A.

We are the majority shareholder of Iberdrola Energías Renovables de La Rioja, S.A. ("Iberioja"). On September 5, 2005, we entered into a collaboration agreement with the minority shareholders of Iberioja, Firsa I and Firsa II, pursuant to which we granted the minority shareholders a put option to sell their 36.45% interest in Iberioja to us or, in the event that we issued 20% or more of our share capital pursuant to a public offering, to convert their Iberioja shares into shares of Iberdrola Renovables. Pursuant to an amendment to the collaboration agreement signed on November 19, 2007 the minority shareholders' option to convert their Iberioja shares into Iberdrola Renovables shares is not exercisable until one year after the Offering and the put option extends through December 31, 2015.

ScottishPower Group Companies

Scottish Power Ltd. (formerly ScottishPower plc) is our affiliate and a subsidiary of our parent company, Iberdrola, S.A. We have entered into, and expect to continue to enter into, a number of arrangements, agreements and transactions with Scottish Power Ltd. and its subsidiaries (the "ScottishPower Group"). The following is a brief summary of our arrangements, agreements and transactions with the ScottishPower Group, the terms of which we believe are consistent with terms available to unaffiliated parties in the market.

Financing Agreements

Historically, subsidiaries of ScottishPower plc, including ScottishPower Generation Ltd., Manweb Generation Ltd. and ScottishPower UK Holdings Ltd. directly funded the expansion and ordinary business activities of the SP UK Assets. As of September 30, 2007, the aggregate principal and interest outstanding and owed to the foregoing companies was €423.6 million, of which €22.8 million is classified as long-term debt (the "SP UK Loans"). See "Acquisition and Unaudited Pro Forma Financial Information" and "SP UK Assets Discussion and Analysis of Financial Information." We anticipate that the SP UK Loans may be refinanced with borrowings under the New Current Account Agreements.

Certain pipeline development costs for the SP UK Assets with respect to wind projects in development were undertaken by affiliates of ScottishPower plc, and were purchased by SPREHL from Iberdrola, S.A. on August 31, 2007 at book value. When SPREHL was acquired by Iberdrola Renovables pursuant to the Acquisition, this became a loan between members of the Iberdrola Renovables Group that will be consolidated in the group's financial statements. See "SP UK Assets Discussion and Analysis of Financial Information."

PPM and a subsidiary of Iberdrola, S.A., PPM Energy Canada Limited (formerly known as PacifiCorp Energy Canada Limited) ("PECL"), entered into a reciprocal inter-company borrowing and lending agreement dated July 12, 2007 in an aggregate amount not to exceed $250 million, subject to the availability of PPM Energy's and PECL's funds. Borrowings are due on demand and the interest rate is LIBOR plus an applicable margin per annum. As of September 30, 2007, $176.5 million was outstanding and payable by PPM Energy. There is no prepayment penalty and any overdue amounts will bear interest at a rate of 10% per annum to the extent permitted by law.

On March 31, 2006, PPM Energy and PHI entered into a reciprocal inter-company borrowing and lending agreement in an aggregate amount not to exceed $1.9 billion, subject to the availability of PPM Energy's and PHI's funds. Borrowings are due on demand and the interest rate is LIBOR plus an applicable margin per annum. As of September 30, 2007, $25.0 million was outstanding and payable by PPM Energy. There is no prepayment penalty and any overdue amounts will bear interest at a rate of 10% per annum to the extent permitted by law.

On March 31, 2006, PPM Energy and Pacificorp Group Holdings Company ("PGHC") entered into a reciprocal inter-company borrowing and lending agreement in an aggregate amount not to exceed $1.9 billion, subject to the availability of PPM Energy's and PHI's funds. Borrowings are due on demand and the interest rate is LIBOR plus an applicable margin per annum. As of September 30, 2007, $1,526.5 million was outstanding and payable by PPM Energy. There is no prepayment penalty and any overdue amounts will bear interest at a rate of 10% per annum to the extent permitted by law.

On March 31, 2006, SPF(US) and our subsidiary SPGHC entered into a promissory note in which SPF(US) agreed to reimburse SPGHC for an amount not to exceed $65 million. Borrowings are due on demand and the interest rate is LIBOR plus an applicable margin per annum. As of September 30, 2007, $0.9 million was outstanding and receivable by SPF(US) partially offset by $0.8 million (USD) interest payable. There is no prepayment penalty and any overdue amounts will bear interest at a rate of 10% per annum, to the extent permitted by law.

Commodity Purchase Agreements

On November 20, 2007, our subsidiary, ScottishPower Renewable Energy Limited ("SPREL"), and members of our group that own operational wind farms in the United Kingdom (the "PPA Group"), entered into a 20-year PPA with ScottishPower Energy Retail Limited ("SP Energy Retail"), whereby SP Energy Retail purchases and the PPA Group sells on an exclusive basis the majority of electricity generated and benefits received by certain wind farms owned by the PPA Group with retrospective effect from October 1, 2007 until 2027. The PPA may be terminated for default or insolvency and, in the event of a termination, a payment may be due to compensate the non-defaulting party for direct losses and certain expenses and legal fees. Upon a change of control, the PPA will continue; however no new wind farms will be introduced into the PPA. We believe that the terms of this agreement are generally consistent with terms available to unaffiliated parties in the market.

On October 17, 2002, PPM Energy and PECL entered a North American Energy Standards Board ("NAESB") based contract for the sale and purchase of natural gas, pursuant to which PECL and PPM Energy purchase and sell natural gas at the U.S.-Canada international border to enable cross border transactions primarily over two pipeline systems. In these transactions, PECL typically sources Canadian natural gas and brings it to the border. PPM Energy then takes title to the natural gas at the U.S. border and transports that gas over U.S. pipelines to an ultimate end-user or for its own use in thermal energy production. The value of the

transaction is allocated between PECL and PPM Energy in accordance with a methodology and accounting practices that are provided by PPM Energy pursuant to the PECL Services Agreement (defined below) and in accordance with Canadian-U.S. tax treaties.

PPM Energy also manages PECL's position on the New York Mercantile Exchange, nets the exposures of PPM Energy and PECL, makes all necessary margin payments and reconciles any differences between PPM Energy's clearing agent's records and PECL's records of trades.

Service Agreements

Our subsidiary, SPREL, receives certain corporate services from a subsidiary of Iberdrola, S.A., ScottishPower UK plc ("SPUK"), pursuant to an agreement dated November 2, 2007, whereby SPUK provides SPREL with certain corporate services including corporate communications, human resources, occupational health and safety, information technology, estate and fleet management, insurance, credit risk management, tax, regulatory and treasury and finance assistance for market-based fees. With the exception of the fleet services which will be provided until terminated by SPUK with three months' notice, the agreement is in effect through December 31, 2009 but may be terminated (in whole or in part) by SPUK for insolvency or breach or on a change of control of SPREL or Iberdrola Renovables, with six months' notice, or by SPREL at any time with three months' notice. We believe that the terms of this agreement with SPUK are generally consistent with terms available to unaffiliated parties in the market.

On October 1, 2003, our subsidiary, SPHI, entered into an agreement with SPUK whereby SPUK agreed to provide SPHI with certain corporate and management services under a Group Corporate Cost Recharge Policy approved August 28, 2003. We believe that the terms of our various agreements with SPUK are consistent with terms available to unaffiliated parties in the market.

PPM Energy entered into a service agreement dated October 11, 2004 with PECL, whereby PPM Energy agreed to provide PECL with certain corporate and management services including corporate finance and treasury, accounting, tax, legal and information technology services (the "PECL Services Agreement"). The PECL Services Agreement has a one-year, renewable term, but can be terminated by either party with respect to all or some of the services with at least 180 days advance notice prior to the effective date of the termination. PPM Energy and PECL are in negotiations to replace this agreement and provide for the following additional services: corporate secretary, communications, gas management coordination, human resources, insurance services, environmental, health and safety services, business controls, and credit and risk management, and cross-border transaction coordination and value allocation services. We believe that the terms of our various services agreements with PECL are consistent with terms available to unaffiliated parties in the market.

Guarantees

Certain ScottishPower Group companies have issued guarantees to third-parties with respect to certain of our payment and performance obligations, including construction payment guarantees, turbine purchase payment guarantees and indemnity guarantees. Additionally, SPF(US) guarantees certain structured support arrangements and trading support arrangements. These guarantees may be assigned to SPHI pending SPHI obtaining an acceptable credit rating. See "—Iberdrola, S.A.—Guarantees."

Aeolus I, II and III

The SPHI wind farm LLCs, including Aeolus I, II and III, contract with our subsidiaries (PPM Energy, PPM Energy Wind Management LLC, PPM Energy Technical Services LLC) and other Aeolus wind farm LLCs for management services, operations and maintenance services and various other services. See "Business—Renewable Energy Businesses—United States" and "SPHI Discussion and Analysis of Financial Condition and Results of Operation." PPM Energy has also entered into a number of shaping and firming agreements with utility offtakers on behalf of certain wind farm project companies owned by PPM Energy (such as Klondike II) and by Aelous structures (such as Klondike III), for shaping and firming services. A default by PPM Energy, as shaping and services provider, under one of these agreements may trigger a corresponding default or termination right under the related PPA between the project company and the power purchaser. See "Business—Renewable Energy Businesses—Wind" for a description of shaping and firming activities. We believe that the terms of our various agreements with companies comprising the Aeolus structures are generally consistent with terms available to unaffiliated parties in the market.

Gamesa Group

Our parent company, Iberdrola, S.A., as of the date of this offering memorandum, is an 18% shareholder of Gamesa, which, together with its subsidiary Gamesa Eólica is one of our primary wind turbine suppliers, a provider of developed wind farms and a principal competitor. We have entered into several agreements with Gamesa and two of its subsidiaries, Gamesa Energía and Gamesa Eólica in the ordinary course of business for the purchase of wind farms and megawatts of capacity, wind turbines and turbine maintenance services as well as credit financing and other services, the terms of which we believe are consistent with terms available to unaffiliated parties in the market. We have briefly summarized below certain of our key agreements with Gamesa.

On November 29, 2002, we entered into a master agreement (the "Eurowind Master Agreement"), which was amended on April 30, 2003, with Gamesa, Gamesa Energía and Gamesa Eólica, whereby:

(i) Gamesa agreed to transfer to us all the shares of certain companies which own certain wind farms with aggregate capacity of approximately 1,000 MW purchased by us pursuant to share purchase agreements;

(ii) Gamesa agreed to participate in joint venture arrangements to be owned 60% by Iberdrola Renovables and 40% by Gamesa to own and operate wind farm companies purchased from Gamesa Energía with an aggregate capacity of approximately 1,100 MW (purchased pursuant to a share purchase agreement dated December 16, 2002 and develop and operate wind farms, including the supply of turbines, in several jurisdictions pursuant to joint venture agreements); and

(iii) Gamesa Eólica agreed to enter into a turbine supply framework agreement dated December 16, 2002 with us for the provision of turbines with an aggregate capacity of 1,100 MW, subject to increase by mutual agreement up to 1,680 MW, to be installed in Spain from 2002 through 2006 and entered into a maintenance framework agreement dated April 9, 2003, to carry out preventative maintenance at such wind farms for an indefinite term.

We have, subsequent to the Eurowind Master Agreement, also entered into certain agreements to acquire wind farms from Gamesa, including wind farms in the United States, Portugal, Spain, and Italy, or to enter into joint ventures with Gamesa for the purchase of certain wind farms. In connection with certain acquisitions, Gamesa provided credit financing to us on terms we believe are consistent with terms available to unaffiliated parties in the market. Gamesa also provides us certain services in connection with the wind farms for an agreed period of time.

On October 19, 2006, we entered into a framework agreement with Gamesa Eólica to purchase turbines with an aggregate capacity of 2,700 MW, to be installed in Spain, France, Italy, Germany, the United Kingdom, Portugal, Poland, Greece, Mexico and the United States between 2007 and 2009. Gamesa Eólica is required to assemble and provide start-up services, as well as operating and maintenance services during the guarantee period, which remains in effect until delivery is completed and may be extended through 2011. Our current payables owed to Gamesa Eólica were €297.4 million, €259.9 million and €172.2 million as of December 31, 2004, 2005 and 2006 respectively, and our current payables owed to Gamesa and its subsidiaries were €149.1 million as of September 30, 2007. See "Business—Renewable Energy Businesses—Suppliers" and "Risk Factors—Our growth plan is dependent on the availability of equipment."

DESCRIPTION OF SHARE CAPITAL

The following summary provides information concerning our capital stock and briefly describes certain significant provisions of our bylaws (*estatutos*) and Spanish corporate law. This summary does not purport to be complete and is qualified in its entirety by reference to our bylaws and Spanish corporate law. Copies of our bylaws are available at our principal executive offices.

General

At the date of this offering memorandum, our issued share capital amounts to €1,689,625,960 divided into a single series of 3,379,251,920 ordinary shares in book-entry form, with a nominal value of €0.50 each. All of our shares are fully paid and non-assessable. Non-residents of Spain may hold and vote our shares subject to the restrictions described below.

Dividend and Liquidation Rights

Payment of dividends is proposed by the board of directors and must be authorized by our shareholders at a general shareholders' meeting. Holders of shares participate in such dividends for each year from the date such dividends are agreed by a general shareholders' meeting. Spanish law requires us to contribute at least 10% of our net operating profit each year to a legal reserve until the balance of such reserve is equivalent to at least 20% of our issued share capital. Our legal reserve is not available for distribution to our shareholders except upon our liquidation. In addition, as of January 1, 2008, Spanish law will require each company to contribute each year a portion of its net operating profit representing at least 5% of its goodwill to a non-distributable reserve until the balance of such reserve is equivalent to the total amount of goodwill.

According to Spanish law, dividends may be paid out only from the portion of profits or distributable reserves that exceeds our amortizable goodwill and start-up expenses and only if the value of our net worth is not, and as a result of distribution would not be, less than our share capital plus legal reserve. In accordance with Section 947 of the Spanish Commercial Code, the right to a dividend lapses and reverts to us if it is not claimed within five years after it becomes payable. As of January 1, 2008, dividends may be paid out only if the value of our net worth is not, and as a result of distribution would not be, less than our share capital, provided that the amount of our distributable reserves is at least equal to any research and development costs recorded in our assets. Beginning in 2008, we anticipate that between 20% to 25% of our profits will be paid out as dividends.

Dividends payable by us to non-residents of Spain are subject to Spanish withholding tax at the rate of 18%. However, residents of certain countries will be entitled to the benefits of a Double Taxation Convention. See "Taxation—Spanish Tax Considerations."

Upon our liquidation, our shareholders would be entitled to receive proportionately any assets remaining after the payment of our debts and taxes and expenses of the liquidation.

Shareholders' Meeting and Voting Rights

Pursuant to our bylaws, rules of the general shareholders' meeting and Spanish corporate law, the annual general meeting of our shareholders is held during the first six months of each fiscal year on a date fixed by the board of directors. Extraordinary shareholders' meetings may be called by the board of directors whenever the board of directors deems it appropriate or at the request of shareholders representing at least 5% of our share capital. Such meetings must be called at least one month before the date on which the meeting shall be held. Notices of all shareholders' meetings are published in the Commercial Registry's Official Gazette (*Boletín Oficial del Registro Mercantil*) and in a local newspaper of wide circulation in the province where we are domiciled (currently Madrid, Spain) at least one month prior to the meeting.

Action is taken at ordinary shareholders' meetings on the following matters: the approval of the management of the Company by the directors during the previous fiscal year; the approval of the annual accounts from the previous fiscal year; and the application of the previous fiscal year's income or loss. All other matters can be considered at either an extraordinary shareholders' meeting or at an ordinary shareholders' meeting if the matter is within the authority of the meeting and is included on the agenda.

In general, each share entitles the holder to one vote. Under Spanish corporate law, shareholders who voluntarily aggregate their shares so that the capital stock so aggregated is equal to or greater than the result of dividing the total capital stock by the number of directors have the right, provided there are vacancies on the board of directors, to appoint a corresponding proportion of the members of the board of directors (disregarding

fractions). Shareholders who exercise this right may not vote on the appointment of other directors. Any share may be voted by proxy. Proxies must be in writing or in electronic form acceptable under applicable law and are valid for a single shareholders' meeting. Proxies may be given to any person and may be revoked, either expressly by written notice to us or by attendance by the shareholder at the meeting or by the exercise by the shareholder of a non-attendance vote.

Holders of ordinary shares duly registered in the book-entry records maintained by Iberclear and its member entities at least five days prior to the day on which a shareholders' meeting is scheduled may, in the manner provided in the notice for such meeting, attend and vote at such meeting.

Our bylaws provide that, on the first call of an ordinary or extraordinary general shareholders' meeting, the presence in person or by proxy of shareholders representing the percentage of share capital required by Spanish law will constitute a quorum. Spanish law sets forth that on the first call it is necessary to have at least 25% of our voting capital to constitute a quorum. If on the first call a quorum is not present, the meeting can be reconvened by a second call, which according to Spanish corporate law requires no quorum. However, a resolution in a shareholders' meeting to change our share capital or corporate purpose, issue bonds, merge, dissolve, spin off assets, transform our legal form or modify our bylaws, requires on first call the presence in person or by proxy of shareholders representing at least 50% of our voting capital and on second call the presence in person or by proxy of shareholders representing at least 25% of our voting capital. On second call, such resolutions may only be passed upon the vote of shareholders representing two-thirds of our capital present or represented at such meeting. The interval between the first and the second call for a shareholders' meeting must be at least 24 hours. Resolutions in all other cases are passed by a majority of the votes cast.

A resolution passed in a shareholders' meeting is binding on all shareholders. However, in the case of resolutions contrary to Spanish law or the Company's bylaws, the right to contest is extended to all shareholders, directors and interested third parties. In the case of resolutions prejudicial to the interests of the Company or contrary to the Company's bylaws, such right is extended to shareholders who attended the shareholders' meeting and recorded their opposition in the minutes of the meeting, to shareholders who were absent and to those unlawfully prevented from casting their vote as well as to members of the board of directors. In certain circumstances (such as a modification of corporate purpose or change of the corporate form), Spanish corporate law gives dissenting or absent shareholders the right to withdraw from the Company. If this right were exercised, the Company would be obliged to purchase the relevant shareholding(s) at a price equal to the average market value of the shares for the quarter preceding the date of exercise of this right.

Shareholder Suits

Under Spanish corporate law, directors are liable to shareholders for illegal acts, acts that violate the bylaws and failure to carry out their legal duties with due diligence. Shareholders are not required to submit these actions to arbitration. Pursuant to our bylaws, shareholders must bring actions against us in the province where we are domiciled (currently Madrid, Spain).

Registration and Transfers

Our shares are in book-entry form and are indivisible. Joint holders of one share must designate a single person to exercise their shareholders' rights, but they are jointly and severally liable to us for all the obligations relating to their status as shareholders, such as the payment of any pending capital calls. Iberclear, which manages the Spanish clearance and settlement system of the Spanish stock exchanges, maintains the central registry reflecting the number of shares held by each of its member entities (*entidades participantes*) as well as the amount of these shares held by beneficial owners. Each member entity, in turn, maintains a registry of the owners of such shares.

As a general rule, transfers of shares quoted on the Spanish stock exchanges must be made through or with the participation of a member of a Spanish stock exchange. Brokerage firms, official stockbroker or dealer firms, Spanish credit entities, investment services entities authorized in other EU member states and investment services entities authorized by their relevant authorities and in compliance with Spanish regulations are eligible to be members of the Spanish stock exchanges. See "Securities Trading in Spain." The transfer of shares may be subject to certain fees and expenses.

Restrictions on Foreign Investment

Subject to the restrictions described below, foreign investors may freely invest in shares of Spanish companies as well as transfer invested capital, capital gains and dividends out of Spain without limitation (subject to applicable taxes and exchange controls), and need only file a notification with the Spanish Registry of Foreign Investments maintained by the General Bureau of Commerce and Investments within the Ministry of Economy following any investment or divestiture. Such filing is required solely for statistical and administrative purposes. Where the investment or divestiture is made in shares of Spanish companies listed on any of the

Spanish stock exchanges, the duty to provide notice of a foreign investment or divestiture lies with the relevant entity with whom the shares in book-entry form have been deposited or which has acted as an intermediary in connection with the investment or divestiture. If the foreign investor is a resident of a tax haven, as defined under Spanish law (Royal Decree 1080/1991 of July 5, 1991), notice must be provided to the Registry of Foreign Investments prior to making the investment, as well as after consummating the transaction. However, prior notification is not necessary in the following cases:

- investments in listed securities, whether or not trading on an official secondary market; and
- foreign shareholdings that do not exceed 50% of the capital of the Spanish company in which the investment is made.

In addition to the notices relating to significant shareholdings that must be sent to the relevant company, the CNMV and the relevant Spanish stock exchanges, as described in this section under "Reporting Requirements," foreign investors are required to provide said notices to the Registry of Foreign Investments.

Preemptive Rights and Increases of Share Capital

Pursuant to Spanish corporate law, shareholders and holders of convertible bonds have preemptive rights to subscribe for any new shares issued by the Company and for any new bonds convertible into shares. Such preemptive rights may be waived under special circumstances by a resolution passed at a meeting of shareholders or the board of directors (when the Company is listed and the shareholders' meeting delegates to the board of directors the right to increase the capital stock and waive preemptive rights), in accordance with Article 159 of the Spanish corporate law. At the date of this offering memorandum, we have no convertible bonds outstanding.

Preemptive rights are transferable, may be traded on the Automated Quotation System and may be of value to existing shareholders because new shares may be offered for subscription at prices lower than prevailing market prices.

Reporting Requirements

Because our shares are to be listed on the Spanish stock exchanges, agreements with respect to the acquisition or disposition of our shares must be reported within four trading days from the date on which the person obliged to report is or should have been aware of such acquisition or disposal, to the CNMV (and where the person or group effecting the transaction is a non-Spanish resident, to the Spanish Registry of Foreign Investments), where:

- in the case of an acquisition, the acquisition results in that person or group holding 3%, 5%, 10%, 15%, 20%, 25%, 30%, 35%, 40%, 45%, 50%, 60%, 70%, 75%, 80%, and 90% or more of our voting rights; or
- in the case of a disposal, the disposal takes any existing holding of that person or group below the same thresholds of our voting rights outlined above.

Spanish rules presume a person is or should have been aware of the transaction within two trading days from the date of the transaction.

Should the number of our voting rights vary, shareholders with voting rights up to, above or below the 3% and successive thresholds indicated above must report their voting rights after such variation.

Similar disclosure obligations apply in the event of:

- an acquisition or disposal of any financial instruments entitling the holder the right to acquire our shares (such as options, futures, swaps, etc.) in which case the transaction should be reported to the CNMV and to the issuer of the underlying;
- voting, transfer or usufruct agreements related to our shares, among parties holding 3% or more in the aggregate of our voting rights;
- custodians or representatives holding shares in their capacity, provided they exercise discretion with respect to the voting rights attached to such shares;
- the first admission to trading of shares in a secondary market; or

- share capital increases resulting in an increase in the percentage of voting rights.

Should the person or group effecting the transaction be resident in a tax haven (as defined by applicable Spanish regulations), the threshold that triggers the obligation to disclose the acquisition or disposition of our shares is reduced to 1% (and successive multiples thereof).

We will also be required to report any acquisition of treasury stock exceeding 1% of our voting rights to the CNMV within four trading days from the acquisition.

Any member of our board of directors must report to the CNMV and to us within four trading days any percentage or number of shares and stock options held by such director at the time of becoming a member of the board of directors.

Furthermore, any member of our board of directors must similarly report any acquisition or disposal of our shares, regardless of the size or amount, as well as any acquisition, transfer or exercise of option rights over our shares and any other interest or right that enables the director to acquire or subscribe for our shares, within five trading days. In addition, our directors and our senior managers (defined as those persons having regular access to relevant information related directly or indirectly to our company and having the power to adopt management resolutions that affect the future performance and the prospects of the company) must also report any stock-based compensation that they may receive pursuant to any of our compensation plans.

In addition, according to Royal Decree 1333/2005, of November 11, 2005 (implementing European Directive 2004/72/EC), any member of our board of directors and any of our senior managers or any parties related to any of them, as defined in such Royal Decree 1333/2005, must report to the CNMV any transactions carried out with respect to our shares or derivatives or other financial instruments relating to our shares within five business days of such transaction. The notification of the transaction must include particulars such as, among others, the type of transaction, the date of the transaction and the market in which the transaction was carried out, the number of shares traded and the price paid in connection with the transaction.

On July 17, 2003, the Spanish government enacted the Transparency Act (Act 26/2003), amending the Securities Market Act (Act 24/1998) and the Public Companies Act (Royal Decree 1564/1989). The Transparency Act requires parties to disclose certain types of shareholders' agreements concerning the exercise of voting rights at a general shareholders' meeting or containing restrictions or conditions on the free transferability of shares or bonds that are convertible or exchangeable into shares. If our shareholders enter into such agreements with respect to our shares, they must disclose the execution, amendment or extension of such agreements to us and the CNMV and must file such agreements with the appropriate commercial registry. Failure to comply with these disclosure obligations renders any such shareholders' agreement unenforceable and constitutes a violation of the Spanish Securities Market Act.

Share Repurchases

Pursuant to Spanish corporate law, we may only repurchase our own shares within certain limits and in compliance with the following requirements:

- the repurchase must be authorized by the general shareholders' meeting by a resolution establishing the maximum number of shares to be acquired, the minimum and maximum acquisition price and the duration of the authorization, which may not exceed 18 months from the date of the resolution;
- the aggregate nominal value of the shares repurchased, together with the aggregate nominal value of the shares already held by us and our subsidiaries, must not exceed 5% of our share capital;
- we must be able to set aside non-distributable reserves in an amount corresponding to the book value of the repurchased shares; and
- the shares repurchased must be fully paid.

Treasury shares do not have voting rights or economic rights (e.g., the right to receive dividends and other distributions and liquidation rights), except the right to receive bonus shares, which will accrue proportionately to all of our shareholders. Treasury shares are counted for purposes of establishing the quorum for shareholders' meetings and majority voting requirements to pass resolutions at shareholders' meetings.

Directive 2003/6/EC of the European Parliament and the European Council dated January 28, 2003 on insider dealing and market manipulation establishes rules in order to ensure the integrity of European Community financial markets and to enhance investor confidence in those markets. Article 8 of this Directive establishes an exemption from the market manipulation rules regarding share buy-back programs by companies listed on a stock exchange in an EU member state. European Commission Regulation No. 2273/2003, dated December 22, 2003, implemented the aforementioned Directive with regard to exemptions for buy-back programs. Article 3 of this regulation states that in order to benefit from the exemption provided for in Article 8 of the Directive, a buy-back program must comply with certain requirements established under such Regulation and the sole purpose of the buy-back program must be to reduce the share capital of an issuer (in value or in number of shares) or to meet obligations arising from either of the following:

- debt financial instruments exchangeable into equity instruments; or
- employee share option programs or other allocations of shares to employees of the issuer or an associated company.

Option Rights

We have granted certain option rights to third parties with respect to our shares and shares of our subsidiaries, including the rights described below. The exercise of these option rights could result in dilution to holders of our shares. The following summarizes certain option rights that we have granted to third parties:

- an option to acquire 5-25% of our subsidiary Rokas Aeoliki Cyprus Ltd., which has a pipeline of wind projects of 150 MW. The option is exercisable until the earlier of April 6, 2009 and the date of the budget approval for the construction of the first wind project in Cyprus by Rokas.
- an option to acquire shares of Deerfield Wind, L.L.C. ("Deerfield") previously acquired by PPM, if PPM Energy doesn't make certain payments to the Company from which PPM Energy acquired Deerfield following the issuance of a construction permit for the project. The option is exercisable from July 31, 2008 to September 30, 2008 at an exercise price of up to $250,000, which could increase depending upon the amount of certain costs incurred by PPM.
- an option to compel us to sell our or purchase their participation in the share capital of our subsidiary, Energías Eólicas de Cuenca, S.A. ("Cuenca") at a negotiated price and conditions. Cuenca has 38 MW of operating wind capacity, 50 MW are under construction and a pipeline of 44 MW.
- in connection with the strategic alliance we have signed in Italy with Api Holding S.p.A. ("Api") through Societa Energie Rinnovabili S.p.A. ("Rinnovabili," in which we own a 49.9% stake and Api holds the remaining 50.1%), we have agreed, among other things, that if either party loses control of the investment vehicle through which they hold their respective stakes in Rinnovabili, or a change of control in either Iberdrola Renovables or Api occurs, where the new controlling entity is a competitor of either party, then the adversely affected party would have the right to acquire the shares of the other. Rinnovabili has a pipeline of 21 MW in addition to 113 MW under construction. Societa Energie Rinnovabili 1 S.p.A (in which we own a 49.9% stake with Api holding the remaining 50.1%) has a pipeline of 130 MW in addition to 84 MW under construction.
- a sale option over the shares of Coldham Windfarm Limited at market price or if no agreement is reached between the parties at a market price assessed by an independent expert.

SECURITIES TRADING IN SPAIN

Prior to the Offering, there has been no public market for our shares. We have applied to list our shares on the Spanish stock exchanges and to have the shares quoted through the Automated Quotation System of the Spanish stock exchanges.

The Spanish securities market for equity securities consists of the four stock exchanges located in Madrid, Barcelona, Bilbao and Valencia and the Automated Quotation System, or *Mercado Continuo*. The Automated Quotation System links the trading of the shares of the companies with the largest trading volume in the national economy.

The Automated Quotation System links the four Spanish stock exchanges, providing the securities listed on it with a uniform continuous market that eliminates certain of the differences among the local exchanges. The principal feature of the system is the computerized matching of buy and sell orders at the time of entry of the order. Each order is executed as soon as a matching order is entered, but can be modified or canceled until executed. The activity of the market can be continuously monitored by investors and brokers. The Automated Quotation System is operated and regulated by Sociedad de Bolsas, S.A., a corporation owned by the companies that manage the stock exchanges. All trades on the Automated Quotation System must be placed through a brokerage firm, a dealer firm or a credit entity that is a member of a Spanish stock exchange.

In a pre-opening session held from 8:30 a.m. to 9:00 a.m. each trading day, an opening price is established for each security traded on the Automated Quotation System based on a real-time auction in which orders can be entered, modified or canceled but are not executed. During this pre-opening session, the system continuously displays the price at which orders would be executed if trading were to begin.

Market participants only receive information relating to the auction price (if applicable) and trading volume permitted at the current bid and offer price. If an auction price does not exist, the best bid and offer price and associated volumes are shown. The auction terminates with a random period of 30 seconds during which share allocation takes place. Until the allocation process has finished, orders cannot be entered, modified or canceled.

In exceptional circumstances (including the inclusion of new securities on the Automated Quotation System) and after giving notice to the CNMV, Sociedad de Bolsas, S.A. may establish an opening price without regard to the reference price (the previous trading day's closing price), alter the price range for permitted orders with respect to the reference price and modify the reference price.

The computerized trading hours (the "Open Session") are from 9:00 a.m. to 5:30 p.m. During the Open Session, the trading price of a security is permitted to vary up to a maximum so-called "static" range of the reference price (the price resulting from the Closing Auction (as defined below) of the immediately preceding trading day, or the immediately preceding Volatility Auction (as defined below) in the current Open Session), provided that the trading price for each trade of such security is not permitted to vary in excess of a maximum so-called "dynamic" range with respect to the trading price of the immediately preceding trade of the same security. If, during the trading session, there exist matching bid and ask orders over a security within the computerized system which exceed any of the above "static" and "dynamic" ranges, trading on the security is automatically suspended and a new auction (a "Volatility Auction") is held where a new reference price is set, and the "static" and "dynamic" ranges will apply over such reference price. The "static" and "dynamic" ranges applicable to each particular security are set up and reviewed periodically by Sociedad de Bolsas, S.A. From 5:30 p.m. to 5:35 p.m. (the "Closing Auction") orders can be entered, modified and canceled, but no trades can be made.

Between 5:30 p.m. and 8:00 p.m., trades may occur outside the computerized matching system without prior authorization of Sociedad de Bolsas, S.A., at a price within the range of 5% above the higher of the average price and closing price for the day and 5% below the lower of the average price and closing price for the day if there are no outstanding bids or offers, respectively, on the system matching or bettering the terms of the proposed off-system transaction and, if, among other things, the trade involves more than €300,000 and more than 20% of the average daily trading volume of the stock during the preceding three months. These trades must also relate to individual orders from the same person or entity and be reported to Sociedad de Bolsas, S.A. before 8:00 p.m. At any time trades may take place (with the prior authorization of Sociedad de Bolsas, S.A.) at any price if:

- the trade involves more than €1.5 million and more than 40% of the average daily volume of the stock during the preceding three months;
- the transaction derives from a merger or spin-off process or from the reorganization of a group of companies;

- the transaction is executed for the purposes of settling a litigation or completing a complex group of contracts; or
- Sociedad de Bolsas, S.A. finds other justifiable cause.

Information with respect to the computerized trades during the Open Session is made public immediately, and information with respect to trades outside the computerized matching system is reported to Sociedad de Bolsas, S.A. by the end of the trading day and published in the *Boletin de Cotizacion* and in the computer system by the beginning of the next trading day.

Clearance and Settlement System

Transactions carried out on the Automated Quotation System are cleared and settled through Iberclear. Only participating entities of the system are entitled to use it, and the ability to become a participating entity is restricted to authorized members of the Automated Quotation System, the Bank of Spain (when an agreement, approved by the Spanish Ministry of Economy, is reached with Iberclear) and, with the approval of the CNMV, other brokers who are not members of the Spanish stock exchanges, banks, savings banks and foreign settlement and clearing systems. Iberclear is owned by *Bolsas y Mercados Españoles, Sociedad Holding de Mercados y Sistemas Financieros, S.A.*, a holding company which holds a 100% interest in each of the Spanish official secondary markets and settlement systems. The clearance and settlement system and its members are responsible for maintaining records of purchases and sales under the book-entry system. Shares of listed Spanish companies are held in book-entry form. Iberclear, which manages the clearance and settlement system, maintains a registry reflecting the number of shares held by each of its member entities on its own behalf as well as the number of shares held on behalf of third parties. Each member entity, in turn, maintains a registry of the owners of such shares. Spanish law considers the legal owner of the shares to be:

- the member entity appearing in the records of Iberclear as holding the relevant shares in its own name; or
- the investor appearing in the records of the member entity as holding the shares.

The settlement of any transactions must be made within three business days following the date on which the transaction was carried out ("T+3 Settlement System").

As a general rule, obtaining legal title to shares of a company listed on a Spanish stock exchange requires the participation of a Spanish official stockbroker, broker dealer or other entity authorized under Spanish law to record the transfer of shares. To evidence title to shares, at the owner's request the relevant member entity must issue a certificate of ownership. If the owner is a member entity, Iberclear is in charge of the issuance of the certificate with respect to the shares held in the member entity's name. Spanish Law 37/1998, which implements a European Union directive, allows, in specified circumstances, for the transfer of ownership of shares of a company listed on a Spanish stock exchange without complying with one or more of the requirements described above. However, secondary legislation required to implement this law in Spain has not been enacted as of the date of this offering memorandum.

Shares Deposited with Euroclear and Clearstream, Luxembourg

Shares deposited with depositories for Euroclear Bank, S.A./N.V, as operator of the Euroclear System ("Euroclear"), and Clearstream Banking, société anonyme ("Clearstream") and credited to the respective securities clearance account of purchasers in Euroclear or Clearstream against payment to Euroclear or Clearstream will be held in accordance with the Terms and Conditions Governing Use of Euroclear and Clearstream, the operating procedures of the Euroclear System, as amended from time to time, and the Management Regulations of Clearstream and the instructions to Participants of Clearstream as amended from time to time, as applicable. Persons on whose behalf accounts at Euroclear or Clearstream are maintained and to which shares have been credited ("investors") shall have the right to receive the number of shares equal to the number of shares so credited, upon compliance with the foregoing regulations and procedures of Euroclear or Clearstream.

With respect to the shares that are deposited with depositories for Euroclear or Clearstream, such shares will be initially recorded in the name of Euroclear or one of its nominees or in the name of Clearstream or one of its nominees, as the case may be. Thereafter, investors may withdraw shares credited to their respective accounts if they wish to do so, upon payment of the applicable fees described below, if any, and obtaining the relevant recording in the book-entry registries kept by the members of Iberclear.

Under Spanish law, only the record holder of the shares according to the registry kept by Iberclear is entitled to receive dividends and other distributions and to exercise voting, preemptive and other rights in respect of such shares. Euroclear or its nominee or Clearstream or its nominee will be the sole record holder of the shares that are deposited with the depositories for Euroclear and Clearstream, respectively, until such time as investors exercise their rights to withdraw such shares and cause them to obtain the recording of the investor's ownership of the shares in the book-entry registries kept by the members of Iberclear.

Cash dividends or cash distributions, as well as stock dividends or other distributions of securities, received in respect of the shares that are deposited with the depositories for Euroclear and Clearstream will be credited to the cash accounts maintained on behalf of the investors at Euroclear and Clearstream, as the case may be, after deduction for applicable withholding taxes, in accordance with the applicable regulations and procedures of Euroclear and Clearstream. See "Taxation."

Each of Euroclear and Clearstream will endeavor to inform investors of any significant events of which they have notice affecting the shares recorded in the name of Euroclear or its nominees and Clearstream or its nominees and requiring action to be taken by investors. Each of Euroclear and Clearstream may, at its discretion, take such action as it shall deem appropriate in order to assist investors to direct the exercise of voting rights in respect of the shares. Such actions may include (i) acceptance of instructions from investors to execute or to arrange for the execution of proxies, powers of attorney or other similar certificates for delivery to us, or our agent or (ii) voting of such shares by Euroclear or its nominees and Clearstream or its nominees in accordance with the instructions of investors.

If we offer or cause to be offered to Euroclear or its nominees and Clearstream or its nominees, as the record holders of the shares that are deposited with the depositories for Euroclear and Clearstream, respectively, any rights to subscribe for additional shares or rights of any other nature, each of Euroclear and Clearstream will endeavor to inform investors of the terms of any such rights issue of which it has notice in accordance with the provisions of its regulations and procedures referred to above. Such rights will be exercised, insofar as practicable and permitted by applicable law, according to written instructions received from investors, or such rights may be sold and, in such event, the net proceeds will be credited to the cash account maintained on behalf of the investor with Euroclear or Clearstream.

Tender Offers

Tender offers are governed in Spain by Law 24/1988 on the Securities Market (as amended by Law 6/2007 of April 13) and Royal Decree 1066/2007, of July 27, 2007, which have implemented Directive 2004/25/EC of the European Parliament and of the Council of April 21, 2004.

Tender offers in Spain may qualify as either mandatory or voluntary offers.

Mandatory public tender offers must be launched for all the shares of the target company or other securities that might directly or indirectly give the right to subscription thereto or acquisition thereof (including convertible and exchangeable bonds) at an equitable price when any person acquires control of a Spanish company listed on the Spanish stock exchanges, whether such control is obtained:

- by means of the acquisition of shares or other securities that directly or indirectly give the right to subscribe or acquire voting shares in such company;
- through agreements with shareholders or other holders of said securities; or
- as a result of other situations of equivalent effect as provided in the regulations (i.e., indirect control acquired through mergers, share capital decreases, target's treasury stock variations or securities exchange or conversion, etc.).

A person is deemed to have obtained the control of a target company, individually or jointly with concerted parties, whenever:

- it acquires directly or indirectly a percentage of voting rights equal to or greater than 30%; or
- it has acquired a percentage of less than 30% of the voting rights and appoints, in the 24 months following the date of acquisition of said percentage, a number of directors that, together with those already appointed, if any, represent more than one-half of the members of the target company's board of directors. Regulations also set forth certain situations where directors are deemed to have been appointed by the bidder or persons acting in concert therewith unless evidence to the contrary is provided.

For the purposes of calculating the percentages of voting rights acquired, the regulations establish the following rules:

- percentages of voting rights corresponding to (i) companies belonging to the same group of the bidder; (ii) members of the board of directors of the bidder or of companies of its group; (iii) persons acting in concert with or for the account of the bidder; (iv) voting rights exercised freely and over an extended period by the bidder under proxy granted by the actual holders or owners of such rights, in the absence of specific instructions with respect thereto; and (v) shares held by a nominee, such nominee being understood as a third party whom the bidder totally or partially covers against the risks inherent in acquisitions or transfers of the shares or the possession thereof, will be deemed to be held by the bidder;
- both the voting rights arising from the ownership of shares and those enjoyed under a usufruct or pledge or upon any other title of a contractual nature will be counted towards establishing the number of voting rights held;
- the percentage of voting rights shall be calculated based on the entire number of shares carrying voting rights, even if the exercise of such rights has been suspended; treasury shares held directly or indirectly by the target company as per the information available on the date of calculation of the percentage of voting rights shall be excluded; and non-voting shares shall be taken into consideration only when they carry voting rights pursuant to applicable law; and
- acquisitions of securities or other financial instruments giving the right to the subscription, conversion, exchange or acquisition of shares which carry voting rights will not result in the obligation to launch a tender offer either until such subscription, conversion, exchange or acquisition occurs.

Notwithstanding the foregoing, upon the terms established in the regulations, the CNMV will conditionally dispense with the obligation to launch a mandatory bid when another person or entity not concerted with the potential bidder directly or indirectly holds an equal or greater voting percentage in the target company.

The price of the mandatory tender offer is deemed equitable when it is at least equal to the highest price paid by the bidder or by any person acting in concert therewith for the same securities during the 12 months prior to the announcement of the tender offer. Other rules to calculate such equitable price are set forth in the regulations. However, the CNMV may change the price so calculated in certain circumstances (extraordinary events affecting the price, evidence of market manipulation, etc.).

Mandatory offers must be launched within one month from the acquisition of the control of the target company.

Voluntary tender offers may be launched when a mandatory offer is not required. Voluntary offers are subject to the same rules established for mandatory offers except for the following:

- they might be subject to certain conditions (such as amendments to the by-laws or adoption of certain resolutions by the target company, acceptance of the offer by a minimum number of securities, approval of the offer by the shareholders meeting of the bidder; and any other deemed by the CNMV to be in accordance with law), provided that such conditions can be met before the end of the acceptance period of the offer; and
- they must not be launched at an equitable price.

Spanish regulations on tender offers set forth further provisions, including:

- subject to shareholder approval within 18 months from the date of announcement of the tender offer, the board of directors of a target company will be exempt from the rule prohibiting frustrating action against a foreign bidder whose board of directors is not subject to an equivalent passivity rule;
- defensive measures included in a listed company's by-laws and transfer and voting restrictions included in agreements among a listed company's shareholders will remain in place whenever the company is the target of a tender offer, unless the shareholders resolve otherwise (in which case any shareholders whose rights are diluted or otherwise adversely affected will be entitled to compensation at the target company's expense); and
- squeeze-out and sell-out rights will apply provided that following a mandatory tender offer (or as a result of a voluntary offer for all the target's share capital) the bidder holds securities representing at least 90% of the target company's voting capital and the tender offer has been accepted by the holders of securities representing at least 90% of the voting rights other than those held by the bidder previously to the offer.

TAXATION

Spanish Tax Considerations

General

The following is a summary of the material Spanish tax consequences of the acquisition, ownership and disposition of our shares by non-Spanish resident investors. This summary is not a complete analysis or listing of all the possible tax consequences of such transactions and does not address all tax considerations that may be relevant to all categories of potential purchasers, some of whom may be subject to special rules. In particular, this tax section does not address the Spanish tax consequences applicable to "look-through" entities (such as trusts or estates) that may be subject to the tax regime applicable to such non-Spanish entities under the Spanish Non-Resident Income Tax Law.

Accordingly, prospective investors in the shares should consult their own tax advisors as to the applicable tax consequences of their purchase, ownership and disposition of the shares, including the effect of tax laws of any other jurisdiction, based on their particular circumstances.

The description of Spanish tax laws set forth below is based on Spanish law as of the date of this offering memorandum and on administrative interpretations of Spanish law. As a result, this description is subject to any changes in such laws or interpretations occurring after the date hereof, including changes having retroactive effect.

As used in this "Spanish Tax Considerations" section, the term "Holder" means a beneficial owner of our shares:

- who is an individual or corporation resident for tax purposes in any country other than Spain;
- whose ownership of shares is not effectively connected with a permanent establishment in Spain through which such Holder carries on, or has carried on, business or with a fixed base in Spain from which such Holder performs, or has performed, independent personal services; and
- who is not treated as owning 5% or more of the shares.

Taxation of dividends

Under Spanish law, dividends paid by a Spanish resident company, such as us, to a Holder are subject to Spanish Non-Resident Income Tax ("NRIT"), approved by Royal Legislative Decree 5/2004 of March 5, 2004 (the "NRIT Decree"), withheld at the source on the gross amount of dividends, currently at a tax rate of 18%. Notwithstanding the above, the NRIT Decree includes an exemption in respect of the first €1,500 of any dividends received annually by individuals (without a permanent establishment in Spain and not acting through a tax haven as defined by Spanish regulations) who are resident for tax purposes in an EU member state, other than Spain, or in a territory or country that has entered into an effective exchange of fiscal information agreement with Spain.

In addition, Holders resident in certain countries will be entitled to the benefits of applicable Double Taxation Conventions ("DTC") in effect between Spain and their country of tax residence. Such Holders may benefit from a reduced tax rate or an exemption, subject to the satisfaction of any conditions specified in the relevant DTC, including providing evidence of the tax residence of the Holder by means of a certificate of tax residence duly issued by the tax authorities of the country of tax residence of the Holder or, as the case may be, the equivalent document regulated in the order which further develops the applicable DTC. The DTC between Spain and the United States generally provides for a 15% tax rate on dividends.

Upon distribution of a dividend, we or our paying agent will withhold an amount equal to the tax amount required to be withheld according to the general rules set forth above (i.e., applying the general withholding tax rate of 18%) transferring the resulting net amount to the depositary. For this purpose, the depositary is the financial institution with which the Holder has entered into a contract of deposit or management with respect to our shares held for such Holder. If the depositary of the Holder is resident, domiciled or represented in Spain and it provides timely evidence (i.e., a certificate of tax residence issued by the relevant tax authorities of the Holder's country of residence stating that, to the best knowledge of such authorities, the Holder is, for tax purposes, a resident of such country within the meaning of the relevant DTC or, if applicable, the equivalent document provided for in the order which further develops the applicable DTC) of the Holder's right to obtain the DTC-reduced rate or exemption, it will immediately receive the excess amount withheld. For these purposes, the relevant certificate of tax residence must be provided before the tenth day following the end of the month in

which the dividends were paid. The tax residence certificate is valid only for a period of one year from the date of issuance. For U.S. Holders, the certificate of residence form is IRS Form 6166. U.S. Holders must request the IRS Form 6166 certificate of residence by filing IRS Form 8802 with the IRS. The U.S. Holder must attach to IRS Form 8802 a statement declaring that it was or will be a resident of the United States for the period for which the treaty benefit was claimed.

If this certificate of tax residence or, if applicable, the equivalent document referred to above, is not provided within this time period or if the depositary of the Holder is not resident, domiciled or represented in Spain, the Holder may subsequently obtain a refund of the amount withheld in excess from the Spanish tax authorities, following the standard refund procedure established by Royal Decree 1776/2004, dated July 30, 2004, and the Order dated December 23, 2003, as amended, and described in further detail below.

As of January 1, 2007, the first €1,500 of any dividends received annually by individual Holders resident for tax purposes in an E.U. member state (other than Spain) or in a territory or country that has entered into an effective exchange of tax information agreement with Spain will be exempt from taxation under certain conditions. This exemption notwithstanding, we or our paying agent will withhold the relevant withholding tax on the entire amount of annual dividends paid to any such individual Holder, and such Holder may seek a refund of any amount withheld to which such Holder may be entitled under Spanish law by following the standard refund procedure established by the Order dated December 23, 2003, as amended, and described in further detail below.

Spanish refund procedure

According to Spanish Regulations on NRIT, approved by Royal Decree 1776/2004 and the Order dated December 23, 2003, as amended, a refund for the amount withheld in excess of the DTC-reduced rate can be obtained from the relevant Spanish tax authorities. To pursue the refund claim, the Holder is required to file:

- the applicable Spanish Tax Form (currently, Form 210);
- the certificate of tax residence or equivalent document referred to above under "Taxation of dividends"; and
- a certificate from us stating that Spanish NRIT was withheld with respect to such Holder.

For further details, prospective Holders should consult their own tax advisors.

Taxation of rights

Distributions to Holders of preemptive rights to subscribe for new shares made with respect to the shares are not treated as income under Spanish law and, therefore, are not subject to Spanish NRIT. The exercise of such preemptive rights is not considered a taxable event under Spanish law and thus is not subject to Spanish NRIT. However, if these preemptive rights are transferred by the Holders, the amount received as a result of the transfer will reduce the acquisition cost of the shares to which they pertain. If the amount received exceeds this acquisition cost, the excess will be regarded as a capital gain and subject to Spanish NRIT in the manner described under "Taxation of capital gains" below.

Taxation of capital gains

Capital gains derived from the transfer or sale of the shares will be deemed income arising in Spain, and therefore are taxable in Spain at a rate of 18%.

Capital gains and losses will be calculated separately for each transaction. It is not possible to offset capital losses against capital gains.

However, capital gains derived from our shares will be exempt from taxation in Spain in the following cases:

- capital gains derived from the transfer of the shares on an official Spanish secondary stock market (such as the Spanish stock exchanges) by any Holder who is resident of a country that has entered into a DTC with Spain containing an "exchange of information" clause. This exemption is not applicable to capital gains obtained by a Holder through a country or territory that is defined as a tax haven by Spanish regulations.
- capital gains obtained directly by any Holder resident of another EU Member State or indirectly through a permanent establishment of such Holder in an EU Member State other than Spain, provided

that (i) our assets are not mainly composed of, directly and indirectly, real estate located in Spain; (ii) during the preceding twelve months, the Holder has not had a direct or indirect interest of at least 25% in our capital or net equity; and (iii) the gain is not obtained through a country or territory defined as a tax haven under applicable Spanish regulations.

- capital gains realized by non-residents of Spain who benefit from a DTC that provides for taxation only in the Holder's country of residence. Under the DTC between Spain and the United States, capital gains realized by U.S. Holders arising from the disposition of shares will not be taxed in Spain provided that the seller has not had a direct or indirect holding of at least 25% of our capital during the twelve months preceding the disposition of the stock, and the main assets of the company are not, directly or indirectly, real estate located in Spain.

Holders must submit a Spanish Tax Form (currently Form 210) within one month from the date on which the relevant capital gain is realized in order to pay the corresponding tax. In order for the exemptions mentioned above to apply, a Holder must provide a certificate of tax residence issued by the tax authority of its country of residence (which, if applicable, must state that, to the best knowledge of such authority, the Holder is resident for tax purposes of such country within the meaning of the relevant DTC) or equivalent document meeting the requirements of the order which further develops the applicable DTC, together with the Spanish Tax Form. The Holder's tax representative in Spain and the depositary of the shares are also entitled to carry out such filing.

Spanish Wealth Tax

Unless an applicable DTC provides otherwise (and the DTC between Spain and the United States does not provide otherwise), Spanish non-resident individuals who hold shares located in Spain, including our shares, or rights attached to such shares exercisable in Spain are subject to the Spanish Wealth Tax (Spanish Law 19/1991), which imposes a tax on property and rights located in Spain, or that can be exercised within the Spanish territory, on the last day of any year. Therefore, non-Spanish resident individuals who hold shares on the last day of any year would be subject to the Spanish Wealth Tax for such year at marginal rates currently varying between 0.2% and 2.5% of the average market value of the shares during the last quarter of such year.

The Ministry of Treasury will publish each year the average market value of the shares. Holders who benefit from a DTC that provides for taxation only in the Holder's country of residence will not be subject to the Spanish Wealth Tax.

Spanish Inheritance and Gift Tax

Unless otherwise provided under an applicable DTC (and the DTC between Spain and the United States does not so provide), transfers of shares upon death and by gift to individuals not resident in Spain for tax purposes are subject to Spanish Inheritance and Gift Tax (Spanish Law 29/1987) if the shares are located in Spain (as is the case with our shares) or the rights attached to such shares are exercisable in Spain, regardless of the residence of the heir or the beneficiary. The applicable tax rate, after applying all relevant factors, currently ranges between 7.65% and 81.6% for individuals. Gifts granted to non-Spanish resident corporations will be generally subject to Spanish NRIT as capital gains, without prejudice to the exemptions referred to above under "Taxation of capital gains."

Spanish Transfer Tax

Subscription, acquisition and transfers of our shares will be exempt from Transfer Tax (*Impuesto sobre Transmisiones Patrimoniales*) and Value Added Tax. Additionally, no stamp duty will be levied on such subscription, acquisition and transfers.

United States Federal Income Taxation

TO COMPLY WITH U.S. INTERNAL REVENUE SERVICE CIRCULAR 230, PROSPECTIVE INVESTORS ARE HEREBY NOTIFIED THAT: (A) ANY DISCUSSION OF U.S. FEDERAL TAX ISSUES CONTAINED OR REFERRED TO IN THIS OFFERING MEMORANDUM IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED BY PROSPECTIVE INVESTORS, FOR THE PURPOSES OF AVOIDING PENALTIES THAT MAY BE IMPOSED ON THEM UNDER THE U.S. INTERNAL REVENUE CODE; (B) SUCH DISCUSSION IS BEING USED IN CONNECTION WITH THE PROMOTION OR MARKETING BY THE ISSUER OF THE TRANSACTIONS OR MATTERS ADDRESSED HEREIN; AND (C) PROSPECTIVE INVESTORS SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

The following is a general summary of the material U.S. federal income tax considerations related to the purchase, ownership and disposition of our shares. This summary is based on the tax laws of the United States, including the Internal Revenue Code of 1986, as amended (the "Code"), its legislative history, existing and proposed regulations thereunder, and published rulings and court decisions, all as currently in effect and all subject to change at any time, possibly with retroactive effect. This summary deals only with persons or entities that are "U.S. Holders" (as defined below) who purchase our shares in the Offering and hold our shares as capital assets within the meaning of section 1221 of the Code. This summary does not address all aspects of U.S. federal income taxation that may be applicable to U.S. Holders in light of their particular circumstances or to shareholders subject to special treatment under U.S. federal income tax law, such as (without limitation):

- banks, insurance companies, and other financial institutions;
- dealers in securities or foreign currencies;
- regulated investment companies;
- traders in securities that mark-to-market;
- U.S. expatriates;
- non-U.S. persons and entities;
- tax-exempt entities;
- persons liable for alternative minimum tax;
- persons holding a share as part of a straddle, appreciated financial position, synthetic security, hedge, conversion transaction or other integrated investment;
- persons holding a share as a result of a constructive sale;
- persons holding a share whose functional currency is not the U.S. dollar;
- persons who are considered with respect to Iberdrola Renovables or any of our non-U.S. subsidiaries as "United States shareholders" for purposes of the "controlled foreign corporation" ("CFC") rules of the Internal Revenue Code (generally, a U.S. person who owns or is deemed to own 10% or more of the total combined voting power of all classes of shares entitled to vote of Iberdrola Renovables or any of our non-U.S. subsidiaries);
- persons who acquire a share pursuant to the exercise of any employee stock options or otherwise as compensation; or
- entities that acquire a share that are treated as partnerships for U.S. federal income tax purposes and investors (i.e., partners) in such partnerships.

Furthermore, this summary does not address any aspect of state, local or foreign tax laws or the alternative minimum tax provisions of the Code.

If an entity treated as a partnership holds our shares, the tax treatment of the partners will generally depend on the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our shares, you should consult your tax advisor.

PROSPECTIVE PURCHASERS ARE STRONGLY URGED TO CONSULT THEIR OWN TAX ADVISORS AS TO THE APPLICABLE U.S. FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF SHARES TO THEM AND THE EFFECT OF POSSIBLE CHANGES IN TAX LAWS.

The discussion below of the U.S. federal income tax consequences to "U.S. Holders" will apply only if you meet the following three requirements: (i) you are the beneficial owner of shares, (ii) you qualify for and properly claim the benefits of the Income Tax Treaty between the United States and Spain, and (iii) you are, for U.S. federal income tax purposes:

- an individual who is a citizen or resident of the United States;
- a corporation (or other entity taxable as a corporation) organized under the laws of the United States, any State thereof or the District of Columbia;
- an estate whose income is subject to U.S. federal income taxation regardless of its source; or
- a trust that (1) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons for all substantial decisions or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

Taxation of dividends and other distributions on our shares

Subject to the passive foreign investment company rules discussed below under "—Passive Foreign Investment Company," the gross amount of distributions (including the amount of any Spanish tax withheld) made by us with respect to the shares generally will be included in your gross income in the year received as ordinary dividend income, but only to the extent that the distribution is treated as paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles).

To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits (as determined under U.S. federal income tax principles), it will be treated first as a tax-free return of your adjusted tax basis in your shares, and to the extent the amount of the distribution exceeds your adjusted tax basis, the excess will be taxed as capital gain. However, we do not intend to calculate our earnings and profits under U.S. federal income tax principles. Therefore, a U.S. Holder should expect that a distribution will generally be treated as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above.

Dividends paid in euro will be includable in income at their U.S. dollar amount based on the exchange rate in effect on the date of receipt whether or not the payment is converted into U.S. dollars. Any exchange gain or loss on a subsequent conversion, expenditure or other disposition of euro for a different U.S. dollar amount generally will be U.S. source ordinary income or loss.

Under current law and with respect to non-corporate U.S. Holders, including individual U.S. Holders, for taxable years beginning before January 1, 2011, dividends received from a foreign corporation that are eligible for benefits of a comprehensive income tax treaty with the United States are "qualified dividend income" that is taxed at the reduced maximum rate of 15%, provided that the foreign corporation is not a passive foreign investment company (as discussed below) for either the taxable year in which the dividend is paid or the preceding taxable year, and certain holding period requirements are met.

The IRS has stated that the treaty between the United States and Spain is such a treaty. We expect to be eligible for the benefits of such treaty so long as (i) there is substantial and regular trading of our shares on the Spanish stock exchanges or (ii) Iberdrola, S.A. owns more than 50% of each class of our shares and there is substantial and regular trading of its shares on the Spanish stock exchanges. You should consult your tax advisors regarding the availability of treaty benefits and the qualified dividend income rate with respect to our shares.

Such dividends would generally not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations. A U.S. Holder may be eligible for reduced withholding benefits under the income tax treaty between Spain and the United States. A U.S. Holder may claim a deduction or a foreign tax credit (subject to other applicable limitations) only for tax withheld at the appropriate rate. A U.S. Holder will not be allowed a foreign tax credit for withholding tax it could have avoided by claiming benefits under the treaty.

If the dividends are qualified dividend income (as discussed above), the amount of the dividend taken into account for purposes of calculating the foreign tax credit limitation will generally be limited to the gross amount of the dividend, multiplied by the reduced rate divided by the highest rate of tax normally applicable to dividends. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income and "passive category income" or, in the case of certain holders, "general category income." Dividends constitute foreign source income for foreign tax credit limitation purposes. U.S. Holders whose taxable year began before January 1, 2007 should consult their own tax advisor regarding the foreign tax credit rules.

Taxation of preemptive rights

Whether a U.S. Holder will recognize income on account of a pro rata distribution to shareholders of preemptive rights to subscribe for new shares or on account of an exercise or lapse of preemptive rights will depend on the facts and circumstances. While such a distribution is generally expected not to cause a U.S. Holder to recognize income, you should consult your own tax advisor regarding the treatment of such a distribution.

Taxation of a disposition of our shares

Subject to the passive foreign investment company rules discussed below under "Passive Foreign Investment Company," you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of a share equal to the difference between the amount realized (in U.S. dollars) for the share and your adjusted

tax basis (in U.S. dollars) in the share. If a U.S. Holder is a cash basis taxpayer (or an accrual basis taxpayer who made an appropriate election) and if the shares are traded on an established securities market, the amount realized in a currency other than U.S. dollars will be based on the exchange rate in effect on the settlement date for the sale. The gain or loss generally will be capital gain or loss. If you are a non-corporate U.S. Holder, including an individual U.S. Holder, who has held the share for more than one year, you will be eligible for reduced long-term capital gains tax rates. The deductibility of capital losses is subject to limitations. Any such gain or loss that you recognize will generally be treated as U.S. source gain or loss for foreign tax credit limitation purposes.

A U.S. Holder that receives a currency other than U.S. dollars on the sale or other disposition of our shares will recognize exchange gain or loss when such currency is sold. Exchange gain or loss, including any gain or loss on a subsequent conversion or other disposition of the currency for a different U.S. dollar amount, generally will be U.S. source ordinary income or loss.

Passive Foreign Investment Company

Based on our current and anticipated operations, assets and income, we do not believe that we will be classified as a passive foreign investment company ("PFIC") for U.S. federal income tax purposes for our current taxable year or for subsequent years. The determination of whether we are a PFIC is made annually after the end of each taxable year. Accordingly, our actual PFIC status for the current taxable year and each subsequent year will not be determinable until the close of each such year. Thus, it is possible that our PFIC status will change over time because our operations, assets and income may change.

A non-U.S. corporation is considered a PFIC for any taxable year if either:

- at least 75% of its gross income is passive income (the "Income Test"); or
- at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income (the "Asset Test").

We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, 25% or more (by value) of the stock.

If we are classified as a PFIC for any year during which you hold ordinary shares, we will generally continue to be treated as a PFIC for all succeeding years during which you hold shares. However, if we cease to be a PFIC under the Income Test and Asset Test, you may make certain elections, including a deemed sale election, to avoid PFIC status on a going forward basis.

If we are a PFIC for any taxable year during which you hold shares, you will be subject to special tax rules with respect to any "excess distribution" that you receive, including any gain you realize from a sale or other disposition (including a pledge) of shares, unless you make a "mark-to-market" election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the shares will be treated as an excess distribution. Under these special tax rules:

- the excess distribution or gain will be allocated ratably over your holding period for the shares;
- the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we were a PFIC, will be treated as ordinary income; and
- the amount allocated to each other year will be subject to the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to years prior to the year of disposition or "excess distribution" cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the shares cannot be treated as capital, even if you hold the shares as capital assets.

Alternatively, a U.S. Holder of "marketable stock" (as defined below) in a PFIC may make a mark-to-market election for such stock of a PFIC to elect out of the tax treatment discussed in the two preceding paragraphs. If you make a mark-to-market election for the shares, you will include in income each year an amount equal to the excess, if any, of the fair market value of the shares as of the close of your taxable year over your adjusted basis in such shares. You are allowed a deduction for the excess, if any, of the adjusted basis of the

shares over their fair market value as of the close of the taxable year. However, deductions are allowable only to the extent of any net mark-to-market gains on the shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the shares, are treated as ordinary income. Ordinary loss treatment also applies to the deductible portion of any mark-to-market loss on the shares, as well as to any loss realized on the actual sale or disposition of the shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such shares. Your basis in the shares will be adjusted to reflect any such income or loss amounts. If you make a valid mark-to-market election, the tax rules that apply to distributions by corporations which are not PFICs would apply to distributions by us, except that the lower applicable capital gains rate for qualified dividend income discussed above under "*—Taxation of Dividends and Other Distributions on Our Shares*" would not apply.

The mark-to-market election is available only for "marketable stock," which is stock that is traded in other than *de minimis* quantities on at least 15 days during each calendar quarter ("regularly traded") on a qualified exchange or other market, as defined in applicable U.S. Treasury regulations.

If we are a PFIC for any taxable year and any of our foreign subsidiaries is also a PFIC, a U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules, and the mark-to-market election discussed above is unlikely to be applicable with respect to the shares in the lower-tier PFIC. You are urged to consult your tax advisors about the application of the PFIC rules to any of our subsidiaries.

If a non-U.S. corporation is a PFIC, a holder of shares in that corporation may elect out of the general PFIC rules discussed above by making a "qualified electing fund" election to include its pro rata share of the corporation's income on a current basis. However, you may make a qualified electing fund election with respect to our company only if we agree to furnish you annually with certain tax information and we do not presently intend to prepare or provide such information.

If you hold shares in any year in which we are a PFIC, you will be required to file IRS Form 8621 regarding distributions received on the shares and any gain realized on the disposition of the shares.

You are urged to consult your own tax advisor regarding the application of the PFIC rules to your investment in shares.

Information reporting and backup withholding

Dividend payments with respect to shares and proceeds from the sale, exchange or redemption of shares may be subject to information reporting to the Internal Revenue Service and possible U.S. backup withholding at a current rate of 28%, unless the conditions of an applicable exception are satisfied. Backup withholding will not apply to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide such certification on IRS Form W-9. U.S. Holders should consult their own tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by timely filing the appropriate claim for refund with the IRS and furnishing any required information.

United Kingdom Tax Considerations

The following paragraphs are based on current UK tax legislation and HM Revenue and Customs practice at the date of this offering memorandum. The summary set out below is intended as a general guide for certain classes of investor and does not purport to constitute a comprehensive analysis of the tax consequences under UK law of the acquisition, ownership and sale of our shares. It is not intended to be, nor should it be considered, legal or tax advice. Holders of our shares who are in any doubt as to their tax position, or who are subject to tax in a jurisdiction other than the United Kingdom, should obtain their own tax advice.

Except where indicated, the summary only covers the principal UK tax consequences of holding our shares for holders (a) who are resident or (in the case of capital gains tax) ordinarily resident in (and only in) the UK for tax purposes (although it should be noted that special rules, which are not covered, apply to such holders of our shares who are not domiciled in the United Kingdom) and (b) who do not have a branch or agency or permanent

establishment outside the United Kingdom with which the holding of our shares is connected. In addition, the summary (a) only addresses the tax consequence for holders of our shares who are beneficial owners and hold the shares as capital assets, and does not address the tax consequences which may be relevant to certain other categories of holders, for example, dealers in securities or holders of our shares who have (or are deemed to have) acquired their shares by virtue of an office or employment and (b) assumes that the holder is not a company which either directly or indirectly controls 10 per cent. or more of the voting power in the Company.

Taxation of chargeable gains

A disposal of our shares by an individual holder who is resident or ordinarily resident in the UK may, subject to any available exemption or relief, give rise to a chargeable gain or an allowable loss for the purposes of capital gains tax. An individual holder who ceases to be resident or ordinarily resident in the UK for a period of less than five years and who disposes of our shares during that period of temporary non-residence may, under anti-avoidance legislation, be liable to capital gains tax on his or her return to the UK (subject to available exemptions or reliefs). This anti-avoidance rate would also apply to an individual holder who is resident or ordinarily resident in the UK but who, on or after March 16, 2005, has become a non-UK resident pursuant to no application of any double taxation treaty.

Taper relief can be used by an individual holder of shares (who is resident or ordinarily resident in the UK) to reduce the proportion of any gain realized on a disposal of shares that is brought into the charge to capital gains tax, provided that the individual has held the shares for at least one year (in the case of business assets) or at least three years (in the case of non-business assets). It was announced in the UK Pre-Budget Report on October 9, 2007 that, in relation to disposals after April 5, 2008, taper relief would be abolished and capital gains instead charged at a single rate of 18%. These changes are not yet law and may be subject to change.

A disposal of our shares by a corporate holder which is resident in the UK may give rise to a chargeable gain or an allowable loss for the purposes of corporation tax.

A corporate holder of shares which is resident in the UK is entitled to an indexation allowance which applies to reduce capital gains to the extent that (broadly speaking) they arise due to inflation. Indexation allowances may reduce a chargeable gain but not create any allowable loss. The changes to capital gains tax announced in the Pre-Budget Report of October 9, 2007 do not affect corporate holders of shares.

Taxation of dividends

A UK resident holder of our shares, or a holder of shares who carries on a trade, profession or vocation in the United Kingdom through a branch or agency or a permanent establishment and has used, held or acquired the shares for the purposes of such trade, profession or vocation or such branch, agency or permanent establishment, will generally, depending upon the holder's particular circumstances, be subject to UK income tax or corporation tax (as the case may be), on the gross amount of any dividends paid by the Company on the Ordinary Shares, before deduction of any Spanish withholding tax.

See "—Spanish Tax Considerations—Taxation of dividends" for information on Spanish withholding tax on dividends paid by the Company.

A UK resident individual holder of our shares who is liable to UK income tax at no more than the basic rate will be liable to income tax on the dividend income at the dividend ordinary rate (10 per cent. in 2007/2008). A UK resident individual holder of our shares who is liable to UK income tax at the higher rate will be subject to income tax on the dividend income at the dividend upper rate (32.5 per cent. in 2007/2008).

The UK Government has announced that it intends to introduce a non-payable tax credit for UK resident individuals receiving dividends for non-UK resident companies with effect from April 6, 2008. The tax credit would be equal to one-ninth of the net cash dividend and entitlement to the tax credit would depend on certain conditions being satisfied. However, these changes are not yet law and may be subject to change.

Stamp duty and stamp duty reserve tax ("SDRT")

No ad valorem stamp duty will be payable in respect of the issue of the shares. No ad valorem stamp duty will be payable in respect of the transfer of the shares, where the document of transfer is not executed in the UK and does not relates to any property situate or to any matter or thing done or to be done in the UK.

No SDRT will be payable in respect of the issue of, or any agreement to transfer, the shares.

Inheritance tax

UK inheritance tax may be chargeable on the death of, or in certain circumstances on a gift by the owner of shares, where the owner is an individual who is domiciled or is deemed to be domiciled in the United Kingdom. For inheritance tax purposes, a transfer of assets at less than full market value may be treated as a gift and particular rates apply to gifts where the donor reserves or retains some benefit.

PLAN OF DISTRIBUTION

We will enter into an international underwriting agreement with the Managers named below (the "Managers") with respect to the shares being offered pursuant to this offering memorandum. Subject to specified conditions, each Manager will severally agree to subscribe for and purchase the number of shares indicated in the following table:

	Number of Shares
Credit Suisse Securities (Europe) Limited	
J.P. Morgan Securities Ltd.	
Merrill Lynch International	
Morgan Stanley & Co. International plc	
Banco Bilbao Vizcaya Argentaria, S.A.	
ABN AMRO Bank N.V. and NM Rothschild & Sons Limited (trading together as ABN AMRO Rothschild, an unincorporated equity capital markets joint venture)	
Santander Investment, S.A.	
BNP Paribas	
CALYON	
Dresdner Bank AG, London Branch	
HSBC Bank plc	
Société Générale	
Total	

The Offering will consist of (i) (a) a public offering to retail investors in Spain and Andorra, certain shareholders of Iberdrola, S.A. in Spain and CDI Holders of Iberdrola, S.A. in the United Kingdom, and (b) an offering to certain of our employees and the employees of our subsidiaries in Spain and elsewhere (including qualifying employees in the United States pursuant to exemptions from the registration requirements of the Securities Act) (the "Retail and Employee Offering"), (ii) a Spanish institutional offering to qualified investors in Spain (the "Spanish Institutional Offering"), each of (i) and (ii) by way of a separate Spanish prospectus (*folleto informativo*), and (iii) private placements to institutional investors in various jurisdictions outside Spain (the "International Institutional Offering" together with the Spanish Institutional Offering, the "Institutional Offering"), including a private placement in the United States to qualified institutional buyers in the United States as defined in, and in reliance on, Rule 144A under the Securities Act. In addition, Iberdrola Generación will acquire 76,801,180 shares from Iberdrola Renovables outside the Offering, at the Offering Price in connection with the Over-allotment Option.

In consideration of the agreement by the Managers to subscribe for and purchase from us shares as provided in the international underwriting agreement, we will pay a praecipium and management, underwriting and selling commissions totaling 0.9% in the International Institutional Offering. In addition, we may pay to the Joint Global Coordinators a discretionary success fee of up to 0.5% of the aggregate Offering Price of the shares sold in the International Institutional Offering. Furthermore, we have agreed to reimburse the Managers for certain expenses incurred by them in connection with the Offering.

We have also agreed to indemnify the Managers against certain liabilities that the Managers may incur in connection with the Offering.

It is expected that the Managers will subscribe for the shares on or about December 12, 2007. Payment for the shares is expected to be made to our account maintained with Banco Bilbao Vizcaya Argentaria, S.A., as Agent Bank, and the shares will come into existence once registered at the Mercantile Registry of Madrid and recorded in book-entry form with Iberclear. The shares will be delivered following their registration and receipt of evidence thereof by Iberclear on the settlement date.

We expect the initial closing date of the Offering, or *fecha de operación bursátil*, to be on or about December 12, 2007. The underwriting agreement provides that the obligations of the Managers are subject to certain customary conditions precedent. The underwriting agreement may be terminated by the Issuer, following non-binding consultation with the Joint Global Coordinators, or the joint decision of all the Joint Global Coordinators (on behalf of the Managers), following non-binding consultation with the Issuer, at any time until 8:00 pm (Madrid time) on December 12, 2007 upon the occurrence of certain events. Under Spanish law, on the

closing date, purchasers become unconditionally obligated to pay for, and entitled to receive delivery of, shares purchased in the Offering. We expect that the shares will be delivered against payment on or about December 17, 2007 through the facilities of Iberclear or through the book entry facilities of the custodian of The Clearstream System or the custodian for Clearstream Luxembourg.

In addition, the Offering will be automatically revoked if the shares are not admitted to listing on the Spanish stock exchanges and quoted on the Automated Quotation System of the Spanish stock exchanges by January 14, 2008. Upon termination of the underwriting agreement, and in certain other circumstances, the Offering will automatically be revoked. In these circumstances, where shares have already been delivered by us, as the case may be, and the purchase price has been paid by the Managers or investors, the principal consequences of revocation of the Offering are: (i) the Managers or investors (as applicable) would be obligated to return title to the shares to us; and (ii) we would be obligated to return the moneys paid by such investors or the Managers (as applicable) in respect of the sale of the shares in the Offering, together with interest calculated at the statutory rate (*interés legal*) from the date on which the Managers or investors (as applicable) paid for the shares until the date on which we repay the purchase price. If the new shares have been issued by us and paid for by investors or the Managers before revocation of the Offering takes place, we will reduce our share capital and cancel the new shares in order to return the subscription moneys received by us. Except as set out above, none of Iberdrola Renovables or the Managers shall be liable to any person as a result of the revocation of the Offering.

Buyers of shares may be required to pay stamp taxes and other charges in accordance with the laws and practices of the country of purchase in addition to the Offering Price.

The shares have not been registered under the Securities Act, and may not be offered or sold within the United States, except in certain transactions exempt from the registration requirements of the Securities Act. The Managers have advised us that they propose to resell the shares initially at the Offering Price set forth herein (i) in the United States, through their respective selling agents, to qualified institutional buyers (as defined in Rule 144A) ("QIBs") in reliance on Rule 144A, and (ii) outside the United States in compliance with Regulation S. Any offer or sale of shares in reliance on Rule 144A will be made by broker-dealers who are registered as such under the Exchange Act. In addition, until 40 days after the closing of the offering, any offer or sale of shares that is made in the United States by any dealer (whether or not participating in the Offering) may violate the registration requirements of the Securities Act if made otherwise than in accordance with Rule 144A.

As an additional means of facilitating the Offering, Morgan Stanley & Co. International plc has been appointed as stabilization agent, or its agent, acting on behalf of the Managers, may, to the extent permitted by the applicable laws, regulations and rules of Spain, at its discretion, engage in transactions that stabilize, support, maintain or otherwise affect the price of the shares for a period of 30 calendar days from the date our shares are listed on the Spanish stock exchanges and quoted on the Automated Quotation system of the Spanish stock exchanges. The stabilization period is expected to commence on or about December 13, 2007 and end on or about January 12, 2008. Specifically, such person may sell more shares than are required to be purchased under the underwriting agreement, thereby creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase under the Over-allotment Option. The stabilization agent, or its agent, on behalf of the Managers, can close out a covered short sale by exercising the Over-allotment Option or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the stabilization agent or its agent will consider, among other things, the open market price of shares compared to the price available under the Over-allotment Option. Such transactions may be effected on any securities market, over-the-counter market, stock exchange or otherwise. The stabilization agent, or its agent, may over-allot up to a maximum of 10% of the total number of shares comprised in the Offering.

Except as required by law or regulation, none of the stabilization agent, any of its agents or any of the Managers intends to disclose the extent of any stabilization and/or over-allotment transactions in connection with the Offering and/or any investments or transactions of the nature described in the preceding paragraph.

These stabilization activities may raise or maintain the market price of the shares above independent market levels or prevent or retard a decline in the market price of the shares. None of the stabilization agent, any of its agents or any of the Managers is required to engage in these activities, and may end any of these activities at any time. There can be no assurance that any such activities will be undertaken. Accordingly, no assurance can be given as to the liquidity of, or trading markets for, the shares.

In connection with the Offering, the Managers and any of their respective affiliates acting as an investor for its or their own account(s) may subscribe for or purchase shares and, in that capacity, may retain, purchase, sell, offer to sell, or otherwise deal for its or their own account(s) in such securities, any other securities of the Company or other related investments in connection with the Offering or otherwise. Accordingly, references in this Offering memorandum to the shares being issued, offered, subscribed or otherwise dealt with should be read as including any

issue or offer to, or subscription or dealing by, the Managers or any of them and any of their affiliates acting as an investor for its or their own account(s). The Managers do not intend to disclose the extent of any such investment or transaction otherwise than in accordance with any legal or regulatory obligation to do so.

From time to time, certain of the Managers and their respective affiliates may have provided us and our respective affiliates with investment banking, commercial banking and other advisory services in the ordinary course of business, including in connection with certain of our outstanding financings, for which they may have received and may continue to receive customary fees and commissions. Certain of the Managers and their respective affiliates have also invested in and been shareholders of certain of our subsidiaries. They may provide us and our respective affiliates with similar or other services, and engage in similar activities, in the future. Certain services and activities include, but are not limited to, those described below.

Credit Suisse Securities (Europe) Limited is a Joint Global Coordinator of the Offering and Joint Bookrunner of the International Institutional Offering and it or its affiliates (i) is a trade counterparty of PPM Energy for physical and financial gas and electricity contracts and gas storage contracts; (ii) is a counterparty to a margining credit agreement; and (iii) holds approximately 20% of the preferred shares and less than 1% of the ordinary shares of our Greek subsidiary, C. Rokas, S.A.

J.P. Morgan Securities Ltd. is a Joint Global Coordinator of the Offering and Joint Bookrunner of the International Institutional Offering and JPMorgan Chase & Co., a subsidiary or affiliate (i) is a trade counterparty of PPM Energy for physical and financial gas and electricity contracts and gas storage contracts; (ii) is a counterparty to a margining credit agreement; (iii) provides cash management, money market investment and account services and corporate credit cards for PPM Energy's subsidiaries; (iv) is an institutional investor in certain of our institutional investment structures in the United States (Aeolus I and II; see "Business—Renewable Energy Businesses"); and (v) is our clearing broker for transactions carried out on the New York Mercantile Exchange (NYMEX) and the International Exchange (ICE).

Merrill Lynch International is a Joint Global Coordinator of the Offering and Joint Bookrunner of the International Institutional Offering and it or its affiliates (i) is a trade counterparty of PPM Energy for physical and financial gas and electricity contracts; and (ii) is a counterparty to a margining credit agreement.

Morgan Stanley & Co. International plc is a Joint Global Coordinator of the Offering and Joint Bookrunner of the International Institutional Offering and it or its affiliates (i) is a trade counterparty of PPM Energy for physical and financial gas and electricity contracts; (ii) is a counterparty to a margining credit agreement; (ii) is an institutional investor in certain of our institutional investment structures in the United States (Aeolus III and IV; see "Business—Renewable Energy Businesses—Wind") (iii) advised on our sale of PacifiCorp; (iv) is a foreign exchange hedge provider; and (v) holds approximately 2% of the ordinary shares of our Greek subsidiary, Rokas.

Banco Bilbao Vizcaya Argentaria, S.A. is a Joint Global Coordinator of the Offering and Joint Bookrunner of the Retail and Employee Offering and it or its affiliates (i) provides us with certain bank accounts; (ii) has issued bank guarantees on behalf of certain of our subsidiaries (these are generally counter-guaranteed by Iberdrola, S.A.); (iii) is a lender under certain debt facilities granted to certain of our subsidiaries; (iv) is a foreign exchange and interest rate hedge provider; and (v) receives regular cash transfers from one of our affiliates in Portugal.

ABN AMRO Bank N.V. and NM Rothschild & Sons Limited is a Co-Manager of the International Institutional Offering and it or its affiliates (i) provides financing for certain corporate and project finance transactions; (ii) advises on certain issuances of corporate bonds of Iberdrola, S.A. and private placements; (iii) is an institutional investor in certain of our institutional investment structures in the United States (Aeolus II; see "Business—Renewable Energy Business—Wind"); (iv) provides corporate finance advisory services to certain of our affiliates (including in connection with the announced acquisition by Iberdrola, S.A. of Energy East Corp.); (v) provides us with certain bank accounts; (vi) has issued guarantees on behalf of certain of our affiliates; and (vii) is a foreign exchange and interest rate hedge provider.

Santander Investment S.A. is a Co-manager of the International Institutional Offering and a Joint Bookrunner of the Retail and Employee Offering and it or its affiliate (i) provides us with certain bank accounts; (ii) has issued bank guarantees on behalf of certain of our subsidiaries (these are generally counter-guaranteed by Iberdrola, S.A.); (iii) is a lender under certain debt facilities granted to certain of our subsidiaries; (iv) is a foreign exchange and interest rate hedge provider; (v) receives regular cash transfers from one of our affiliates in Portugal; and (vi) is in negotiations with us to obtain a warranty facility line for certain of our affiliates in the United States.

BNP Paribas is a Co-manager of the International Institutional Offering and it or its affiliates (i) provides us with certain bank accounts; (ii) has issued certain letters of credit in favor of PPM Energy; (iii) is a lender under certain debt facilities granted to certain of our subsidiaries; (iv) is a foreign exchange and interest rate hedge provider; and (v) is an advisor in the structuring of certain of our institutional investment structures.

CALYON is a Co-manager of the International Institutional Offering and it or its affiliates (i) provides financing for corporate and project finance transactions; (ii) advises on issues of corporate bonds and private placements; and (iii) is a foreign exchange and interest rate hedge provider.

Dresdner Bank AG, London Branch is a Co-manager of the International Institutional Offering and it or its affiliates (i) is a lender under certain debt facilities granted to us; and (ii) is a foreign exchange and interest rate hedge provider.

HSBC Bank plc is a Co-manager of the International Institutional Offering and it or its affiliates (i) provides us with certain bank accounts; (ii) has issued bank guarantees on behalf of certain of our subsidiaries (these are generally counter-guaranteed by Iberdrola, S.A.); (iii) is a lender under certain debt facilities granted to certain of our subsidiaries; and (iv) is a foreign exchange and interest rate hedge provider.

Société Générale is a Co-manager of the International Institutional Offering and it or its affiliates (i) provides us with certain bank accounts; (ii) has issued bank guarantees on behalf of certain of our subsidiaries (these are generally counter-guaranteed by Iberdrola, S.A.); (iii) is a lender under certain debt facilities granted to certain of our subsidiaries; and (iv) is a foreign exchange and interest rate hedge provider.

Over-allotment Option

Iberdrola Generación has granted the Managers an Over-allotment Option to purchase at the Offering Price up to 76,801,180 shares of Iberdrola Renovables (the "Option Shares"). The Managers may exercise the Over-allotment Option, in whole or in part, on one or more occasions, during the 30 days from the date of the listing of our shares on the Spanish stock exchanges and the quotation of the shares on the Automated Quotation System of the Spanish stock exchanges. If the Over-allotment Option is exercised, the Managers will purchase such shares severally in approximately the same proportions as they purchased shares in the initial offering, at the Offering Price set forth herein.

Iberdrola Generación will acquire the Option Shares from Iberdrola Renovables outside the Offering at the Offering Price at the closing of the Offering. To the extent that the Over-allotment Option is not exercised in full or at all, Iberdrola Generación will be required to dispose of the remaining Option Shares during the year following the listing of our shares on the Spanish stock exchanges, subject to the provisions of the lock-up described below.

Lock-Up Agreements

We, Iberdrola, S.A. and Iberdrola Generación have agreed with the Joint Global Coordinators (i) not to agree to the issue of or to issue, offer, pledge, sell, contract to sell, sell an option or a contract to buy, purchase a sale option or contract to sell, grant an option, right or guarantee of purchase, pledge, lend or otherwise dispose of or transfer, directly or indirectly, shares of Iberdrola Renovables or securities convertible into, exercisable to obtain or exchangeable for shares of Iberdrola Renovables, warrants or any other instruments that may grant a right to subscribe for or acquire shares of Iberdrola Renovables (including transactions with financial instruments within the meaning of Article 2 of the Spanish Securities Market Act (*Ley Mercado de Valores*)), nor directly or indirectly undertake any transaction that could have an effect similar to the foregoing, nor directly or indirectly file any registration statement with respect to the shares under the Securities Act and (ii) not enter into any swap contracts or other contracts or transactions by virtue of which the economic effects of ownership of shares of Iberdrola Renovables are transferred, in whole or in part, directly or indirectly, regardless of whether the transaction described in section (i) or the swap described in section (ii) is to be settled by delivery of shares of Iberdrola Renovables, securities convertible into, exercisable or exchangeable for shares of Iberdrola Renovables, by payment of cash or otherwise, until 180 days after the date of listing of the shares on the Spanish stock exchanges and quotation on the Automated Quotation System of the Spanish stock exchanges without the prior written consent of the Joint Global Coordinators (whose consent cannot be withheld without justification), *provided that,* (i) we may issue and deliver shares or grant options or other rights for acquisition of shares or tied to the value of shares under incentive plans for its executives and/or employees and (ii) we may issue shares in connection with strategic transactions, provided that the acquirer or acquirers assume the same commitment

not to transfer the shares during the remaining term of the lockup period and (iii) Iberdrola, S.A. and Iberdrola Generación may, within the lockup period (a) transfer shares of Iberdrola Renovables under the loan of securities to be made to the Joint Global Coordinators for over-allotment of shares in the Institutional Offering, (b) transfer shares of Iberdrola Renovables between entities belonging to the same group (in the meaning of Article 4 of the Securities Market Act), provided that the acquiring entity assumes the same commitment not to transfer the shares during the remaining term of the lockup period, (c) transfer shares in a tender offer for the shares of Iberdrola Renovables and (d) transfer shares provided that the acquirer or acquirers assume the same commitment not to transfer the shares during the remaining term of the lockup period. Iberdrola, S.A. and Iberdrola Generación also may transfer shares of Iberdrola Renovables and arrange for derivative financial instruments thereon with Iberdrola Renovables itself to cover, if applicable, such incentive plans as Iberdrola, S.A. and Iberdrola Renovables may establish for their respective directors or executives.

The Retail and Employee Offering and the Spanish Institutional Offering

We will enter into underwriting agreements with the Spanish underwriters named in the Spanish prospectus (*folleto informativo*) (the "Spanish Underwriters") for the sale of shares in the Spanish Institutional Offering and shares in the Retail and Employee Offering. The closings of the International Institutional Offering, the Spanish Institutional Offering, and the Retail and Employee Offering are conditioned on each other. Banco Bilbao Vizcaya Argentaria, S.A. and Santander Investment, S.A. are the joint lead managers for the Spanish Institutional Offering and for the Retail and Employee Offering. The offering price in the Spanish Institutional Offering will be the same as the Offering Price in the International Institutional Offering and the Retail and Employee Offering.

We will pay praecipium and selling fees and underwriting and management commissions to the Spanish Underwriters totaling 0.9% of the aggregate offer price of the shares sold in the Spanish Institutional Offering and 1.25% of the offer price of the shares sold in the Retail and Employee Offering. In addition, we may pay to the Managers a discretionary success fee of up to 0.5% of the aggregate offer price of the shares sold in the Spanish Institutional Offering and a discretionary success fee ranging from 0.25% to 0.75% of the aggregate offer price of the shares sold in the Retail and Employee Offering.

Reallocation

The Joint Global Coordinators, with our consent, and we, after non-binding consultation with the Joint Global Coordinators, may reallocate shares among the Retail and Employee Offering, International Institutional Offering and the Spanish Institutional Offering prior to the closing date of the Offering, subject to certain limitations.

Intersyndicate Agreement

Under an intersyndicate agreement between the Managers and the Spanish Underwriters which we expect to enter into on December 11, 2007 (the "Intersyndicate Agreement"), sales of shares may be made between the Managers and the Spanish Underwriters. Except as otherwise permitted by the Intersyndicate Agreement, the price of any shares so sold will be the respective offering price, less an amount not greater than the selling concession. The Managers and Spanish Underwriters have agreed to restrictions with respect to where and to whom they and any dealers purchasing from them may offer and sell shares as a part of the distribution of the shares. The Managers and the Spanish Underwriters have also agreed that they may sell shares among their respective underwriting groups under certain circumstances.

Pricing

Prior to the Offering, there has been no public market for the shares. The Offering Price will be determined by negotiations among the Joint Global Coordinators and us. The factors considered in determining the Offering Price will be our future prospects and the prospects of our industry in general, our revenues, net income and certain other financial operating information in recent periods, and the financial ratios, market prices of securities and certain financial and operating information of companies engaged in activities similar to ours.

TRANSFER AND SELLING RESTRICTIONS

Transfer Restrictions

No action has been taken by the Managers or us that would permit, other than under the Offering, an offer of shares or possession or distribution of this offering memorandum or any other offering material in any jurisdiction where action for that purpose is required.

The distribution of this offering memorandum and the offer of shares in certain jurisdictions may be restricted by law and therefore persons into whose possession this offering memorandum comes should inform themselves about and observe any such restrictions, including those in the paragraphs that follow. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction.

The shares have not been and will not be registered under the Securities Act and will not be registered with any securities regulatory authority of any state or other jurisdiction within the United States and are being offered and sold in the United States only to qualified institutional buyers in reliance on the exemption from the registration requirements of the Securities Act provided by Rule 144A and outside the United States in compliance with Regulation S. Terms used in this section that are defined in Rule 144A or in Regulation S are used herein as defined therein. Prospective investors are hereby notified that any seller of the shares may be relying on the exemption from the provisions of Section 5 of the Securities Act provided by Rule 144A. The shares are not transferable except in accordance with the restrictions described herein.

In addition, until 40 days after the closing of the Offering, any offer or sale of the shares that is made within the United States by any dealer (whether or not participating in the Offering) may violate the registration requirements of the Securities Act if made otherwise than in accordance with Rule 144A.

Each purchaser of our shares offered hereby in reliance on Rule 144A will be deemed to have represented and agreed as follows:

(1) The purchaser is (a) a QIB, (b) aware, and each beneficial owner of our shares has been advised, that the sale of our shares to it is being made in reliance on Rule 144A and (c) acquiring our shares for its own account or for the account of a QIB.

(2) The purchaser understands that our shares have not been, and will not be, registered under the Securities Act or with any securities regulatory authority of any state or other jurisdiction of the United States and may not be reoffered, resold, pledged or otherwise transferred except (A) (i) to a person whom the purchaser and any person acting on its behalf reasonably believes is a QIB purchasing for its own account or for the account of a QIB in a transaction meeting the requirements of Rule 144A, (ii) in an offshore transaction complying with Rule 903 or Rule 904 of Regulation S or (iii) pursuant to an exemption from registration under the Securities Act provided by Rule 144 thereunder (if available) and (B) in accordance with applicable securities laws of the states of the United States. Such purchaser acknowledges that our shares offered and sold in accordance with Rule 144A are "restricted securities" within the meaning of Rule 144(a)(3) under the Securities Act and that no representation is made as to the availability of the exemption provided by Rule 144 for resales of our shares.

(3) We, the principal shareholder, the Managers (and their affiliates) and others will rely upon the truth and accuracy of the foregoing acknowledgments, representations and agreements. If the purchaser is acquiring any shares for the account of one or more QIBs, it represents that it has sole investment discretion with respect to each such account and that it has full power to make the foregoing acknowledgments, representations and agreements on behalf of each such account.

Selling Restrictions

European Economic Area

In relation to each member state of the EEA, which has implemented the Prospectus Directive (each, a "Relevant Member State") each manager has severally represented, warranted and agreed that, with effect from and including the date on which the Prospectus Directive is implemented in the Relevant Member State (the "Relevant Implementation Date"), it has not made and will not make an offer to the public of any shares which are the subject of the Offering contemplated by this offering memorandum in that Relevant Member State prior to the publication of a Spanish prospectus (*folleto informativo*) in relation to the shares that has been approved by the relevant competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer to the public in that Relevant Member State of any shares at any time:

(a) to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b) to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000; and (3) an annual net turnover of more than €50,000,000, as shown in its last annual accounts;

(c) to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the Managers for any such offer; or

(d) in any other circumstances falling within Article 3(2) of the Prospective Directive, provided that no such offer of shares shall result in a requirement for the publication by the company or any manager of a prospectus pursuant to Article 3 of the Prospectus Directive in relation to such offer.

Each person in a Relevant Member State who receives any communication in respect of, or who acquires any shares under, the Offering contemplated in this offering memorandum will be deemed to have represented, warranted and agreed to and with each Manager, the principal shareholder and the Company that:

(a) it is a qualified investor within the meaning of the law in that Relevant Member State implementing Article 2(1)(e) of the Prospective Directive; and

(b) in the case of any shares acquired by it as a financial intermediary, as that term is used in Article 3(2) of the Prospectus Directive, (i) the shares acquired by it in the offer have not been acquired on behalf of, nor have they been acquired with a view to their offer or resale to, persons in any Relevant Member State other than qualified investors, as that term is defined in the Prospectus Directive, or in circumstances in which the prior consent of the Managers has been given to the offer or resale; or (ii) where shares have been acquired by it on behalf of persons in any Relevant Member State other than qualified investors, the offer of those shares to it is not treated under the Prospectus Directive as having been made to such persons.

For the purposes of this representation, the expression an "offer to the public" in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase or subscribe for the shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression "Prospectus Directive" includes any relevant implementing measure in each Relevant Member State.

United Kingdom

In relation to the United Kingdom each Manager has severally represented, warranted and agreed that:

(a) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of section 21 of Financial Services and Markets Act 2000 the "FSMA") received by it in connection with the issue or sale of any Shares in circumstances in which Section 21(1) of the FSMA does not apply to the issuer; and

(b) it has complied and will comply with all applicable provisions of FSMA and the prospectus rules made by the FSA under section 73A of the FSMA with respect to anything done by it in relation to the Shares in, from or otherwise involving the United Kingdom.

Each person in the United Kingdom who receives any communication in respect of, or who acquires any shares under, the offering contemplated in this offering memorandum will be deemed to have represented warranted and agreed to and with each Manager, the principal shareholder and the Company that it is a "investment professional" within the meaning of Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005.

Switzerland

The shares, including any subscription rights related thereto, may not be publicly offered or sold in or from Switzerland, and neither this offering memorandum nor any other offering material relating to the shares may be distributed, or otherwise made available in connection with any such offering or sale. The shares may only be offered or sold and the offering memorandum may only be distributed, or otherwise made available in Switzerland on a private placement basis to a limited number of investors without any public offering.

LEGAL MATTERS

The validity of our shares and certain matters governed by Spanish law will be passed on for us by Uría Menéndez and CMS Albiñana & Suárez de Lezo, our Spanish counsel, and for the Managers by Garrigues, Spanish counsel to the Managers.

Certain other matters governed by US law will be passed on for us by Latham & Watkins LLP, our U.S. counsel, and for the Managers by Allen & Overy LLP, U.S. counsel to the Managers.

Matters involving U.K. law will be passed on for us by Linklaters, S.L., our English counsel, and for the Managers by Allen & Overy LLP, English counsel to the Managers.

INDEPENDENT STATUTORY AUDITORS

Iberdrola Renovables' consolidated annual accounts as of and for the year ended December 31, 2005 and as of and for the year ended December 31, 2006 have been audited by Ernst & Young, S.L.

SPHI's financial statements as of and for the years ended March 31, 2005 and 2006 have been audited by PricewaterhouseCoopers LLP. SPHI's financial statements as of and for the year ended March 31, 2007 has been audited by Deloitte & Touche LLP.

Financial statements for CeltPower as of and for the years ended December 31, 2004, 2005 and 2006 have been audited by KPMG LLC. Financial statements for each of Carland Cross, Coal Clough and Wind Resources as of and for the years ended March 31, 2005, 2006 and 2007 (as further described under "Presentation of Financial Information") have been audited by PKF (UK) LLP. Financial statements for each of the Beaufort, Callagheen, Coldham, CRE, Morecombe and Wolf Bog as of and for the years ended March 31, 2005 and 2006 (as further described under "Presentation of Financial Information") have been audited by PricewaterhouseCoopers LLP. Financial statements for each of Beaufort, Callagheen, Coldham, CRE, Morecombe and Wolf Bog as of and for the year ended March 31, 2007 (as further described under "Presentation of Financial Information") have been audited by Deloitte & Touche LLP.

GLOSSARY OF TECHNICAL TERMS

"Biomass"	Mass of non-fossil organic material from biological sources, including usable plant matter and the residues of previously used biomass (e.g. agricultural waste, domestic waste, animal residue and forestry waste).
"BTU"	British thermal unit.
"CO_2"	Carbon dioxide, a naturally-occurring gas which is a product of biomass and fossil fuel combustion, as well as changes in land allocation and other industrial processes.
"Distributors"	Electrical utility companies that supply electricity to end-users.
"Embedded benefits"	See "Triad avoidance benefits."
"Embedded generators"	In the United Kingdom, generators that are connected to local electricity distribution networks rather than directly onto the national grid.
"Feed-in tariff"	The price producers receive for selling electricity generated from renewable energy sources to distributors, which is subsidized by government and therefore significantly higher than electricity market prices.
"Generation capacity"	The capacity of a generation facility to produce a specific amount of electricity at a certain time and over a certain period, measured in kilowatts or megawatts.
"Gigawatt" or "GW"	Unit of energy: 1 GW = 1,000 MW.
"Gigawatt hour" or "GWh"	An hour during which one Gigawatt of electrical power has been continuously produced.
"Greenfield"	Land not previously developed for use as a renewable energy facility.
"Grid"	An infrastructure that brings power from the generation facility to the users.
"Heat rate"	A measurement used to calculate how efficiently an energy generator uses heat energy, expressed as the number of BTUs (British thermal unit) of heat required to produce a kilowatt hour of energy.
"Installed capacity"	Production capacity of a power plant or wind farm based either on its rated (nameplate) capacity or actual capacity.
"Kilowatt" or "kW"	Unit of energy: 1 kW = 1,000 W.
"Kilowatt hour" or "kWh"	Unit of energy: 1 kWh = 1,000 W over a period of one hour.
"Megawatt" or "MW"	Unit of energy: 1 MW = 1,000 kW or 1,000,000 W.
"Megawatt hour or "MWh"	Unit of energy: 1 MWh = 1,000 kW over a period of one hour.
"Megawatt peak or "MWp"	1 MWp = 1,000 kilowatt peak.
"Mini-hydro"	A renewable form of electricity generation produced using the force of moving water to drive a turbine alternator, which generates electricity. The term usually applies to hydro-energy installations with electrical output capacities of 10MW or less (or 50 MW or less in Spain).
"National grid"	A network of electricity supply lines that stretch from the power stations generating electricity to the place that the electricity is used.
"Non-renewable energy sources"	Energy sources which have been built up or evolved over a geological time-span and, if used, will be depleted, since their rate of formation is so slow as to be meaningless in a timescale relevant to human beings.
"Offshore wind energy capacity"	Wind energy capacity installed offshore.
"Onshore wind energy capacity"	Wind energy capacity installed on land as opposed to offshore.
"PPA"	Power purchase agreement.
"Peaking capacity"	Any energy generating capacity intended to be used to meet peak demand or the capacity assigned for use as a peak supply. This capacity generally has a high heat rate.

"Peaking unit"	A type of thermal energy generation facility that operates generally for relatively short periods of time to meet the demand of electricity during peak periods of the day.
"Reburning"	An advanced co-firing (partial substitution of coal as a main fuel in a utility boiler with biomass or waste) technique using natural gas to reduce pollution from electric power plants.
"Renewable energy"	Energy derived from renewable energy sources.
"Renewable energy sources"	Sustainable sources that are regenerative or, for all practical purposes, cannot be depleted, such as wind, water or sunlight.
"Repowering"	Reinstallation of an existing wind farm, through the replacement of old turbines with more efficient new turbines.
"Sustainable development"	Development which satisfies current needs without compromising the ability of future generations to satisfy their own needs.
"Triad"	In the United Kingdom, the three half hour periods of highest electricity demand between November and February.
"Triad avoidance benefits"	In the United Kingdom, relief from certain charges by National Grid Electricity Transmission plc to electricity suppliers during the time of the Triad, if embedded generators generate electricity during such time. Also known as "Embedded benefits."
"Turbine"	Rotating motor which converts the kinetic energy of moving air into mechanical energy or into electricity.
"Watt" or "W"	Unit of energy: the amount of energy required to raise the temperature of one kilogram of water by one degree Celsius.
"Wheeling"	Wheeling is the sale and transfer of electricity over a local electricity grid.
"Wind energy"	Wind power and, more specifically, energy generated via an air generator device, such as a wind turbine generator. This type of energy is a renewable energy.
"Wind farm"	An interconnected group of wind turbine generators. A farm can include from approximately ten to hundreds of wind turbine generators.

INDEX TO FINANCIAL STATEMENTS

IBERDROLA RENOVABLES, S.A.U. AND SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2007

CONTENTS

IBERDROLA RENOVABLES, S.A.U. AND SUBSIDIARIES

Consolidated balance sheets at September 30, 2007 and December 31, 2006

	Note	09/30/07 (Unaudited)	12/31/06 (Audited)
		Thousands of euros	
ASSETS			
NON-CURRENT ASSETS			
Intangible assets	8	**42,404**	**44,316**
Goodwill		30,963	30,963
Other intangible assets		11,441	13,353
Property, plant and equipment	9	**4,820,720**	**4,135,342**
Property, plant and equipment in use		3,898,769	3,574,582
Property, plant and equipment in progress		921,951	560,760
Financial assets		**70,752**	**71,001**
Investments accounted for using the equity method	10	144	143
Non-current equity investments		12,222	1,130
Other non-current financial investments	10	52,980	67,299
Derivative financial instruments	17	5,406	2,429
Deferred tax assets	19	**36,332**	**33,724**
		4,970,208	**4,284,383**
CURRENT ASSETS			
Current trade and other receivables	11	**132,652**	**144,977**
Current financial assets		**48,278**	**38,715**
Current equity investments		1,082	2,314
Other financial investments		41,503	35,083
Derivative financial instruments	17	5,693	1,318
Tax receivables	20	**161,873**	**145,012**
Cash and cash equivalents	12	**121,659**	**122,788**
		464,462	**451,492**
TOTAL ASSETS		**5,434,670**	**4,735,875**
EQUITY AND LIABILITIES			
EQUITY			
Of shareholders of the parent	13	**648,316**	**718,891**
Share capital		164,600	164,600
Share premium		101,979	101,979
Unrealized assets and liabilities revaluation reserve		3,084	770
Other reserves		326,184	261,769
Translation differences		3,730	85
Net profit for the period		48,739	189,688
Of minority interests		**76,970**	**75,766**
		725,286	**794,657**
NON-CURRENT LIABILITIES			
Deferred income	14	**121,123**	**117,506**
Provisions	15	**17,867**	**15,343**
Provisions for pensions and similar obligations		683	564
Other provisions		17,184	14,779
Bank borrowings and other financial liabilities		**565,340**	**484,598**
Bank borrowings-loans	16	564,550	482,194
Derivative financial instruments	17	790	2,404
Other non-current liabilities	18	**431,910**	**460,963**
Deferred tax liabilities	19	**26,729**	**26,738**
		1,162,969	**1,105,148**
CURRENT LIABILITIES			
Provisions		**1,668**	**2,330**
Other provisions		1,668	2,330
Bank borrowings and other financial liabilities		**142,053**	**109,020**
Bank borrowings-loans	16	142,047	108,895
Derivative financial instruments	17	6	125
Trade and other payables		**3,402,694**	**2,724,720**
Trade payables		157,946	173,438
Current tax liabilities and other tax payables	20	52,708	64,006
Other current liabilities	21	3,192,040	2,487,276
		3,546,415	**2,836,070**
TOTAL EQUITY AND LIABILITIES		**5,434,670**	**4,735,875**

The following Notes are an integral part of the accompanying interim condensed consolidated financial statements.

IBERDROLA RENOVABLES, S.A.U. AND SUBSIDIARIES

Consolidated income statements for the nine-month periods ended September 30

	Note	2007	2006
		(Unaudited) Thousands of euros	
Revenue	22	494,402	514,417
Revenue		**494,402**	**514,417**
Staff costs	23	(41,511)	(24,949)
Capitalized staff costs	23	6,142	6,094
Outside services	24	(107,273)	(86,477)
Other operating income		12,731	6,838
		(129,911)	**(98,494)**
Taxes other than income tax		(6,604)	(5,531)
		357,887	**410,392**
Depreciation and amortization charge and provisions	25	(157,317)	(137,568)
PROFIT FROM OPERATIONS		**200,570**	**272,824**
Result of companies accounted for using the equity method	10	(581)	(23)
Finance income	26	9,033	25,417
Finance costs	27	(117,562)	(69,668)
		(109,110)	(44,274)
PROFIT BEFORE TAX		**91,460**	**228,550**
Income tax	19	(35,929)	(74,406)
NET PROFIT FOR THE PERIOD		**55,531**	**154,144**
Minority interests	13	(6,792)	(10,120)
NET PROFIT FOR THE PERIOD ATTRIBUTABLE TO EQUITY HOLDERS OF THE PARENT		**48,739**	**144,024**
BASIC AND DILUTED EARNINGS PER SHARE (EUROS)	35	**2.96**	**8.75**

The following Notes are an integral part of the accompanying interim condensed consolidated financial statements.

IBERDROLA RENOVABLES, S.A.U. AND SUBSIDIARIES

Consolidated statement of recognized income and expense for the nine-month periods ended September 30

	2007			2006		
	Parent company	Minority interests	Total	Parent company	Minority interests	Total
		(Unaudited)			(Unaudited)	
			Thousands of euros			
Net income recognized directly in equity						
Unrealized assets and liabilities revaluation reserve						
Change in value of cash flow hedges and hedges of a net investment in a foreign operation	3,219	—	3,219	11,870	—	11,870
Tax effect	(905)	—	(905)	(4,226)	—	(4,226)
	2,314	**—**	**2,314**	**7,644**	**—**	**7,644**
Translation differences						
Change in translation differences	5,400	—	5,400	(1,138)	—	(1,138)
Tax effect	(1,755)	—	(1,755)	398	—	398
	3,645	**—**	**3,645**	**(740)**	**—**	**(740)**
Net profit for the period	**48,739**	**6,792**	**55,531**	**144,024**	**10,120**	**154,144**
	54,698	**6,792**	**61,490**	**150,928**	**10,120**	**161,048**

The following Notes are an integral part of the accompanying interim condensed consolidated financial statements.

IBERDROLA RENOVABLES, S.A.U. AND SUBSIDIARIES

Consolidated cash flow statements for the nine-month period ended September 30

	Note	2007	2006
		(Unaudited)	(Unaudited)
		Thousands of euros	
Cash flows from operating activities (I)			
Profit for the period		**55,531**	**154,144**
Adjustments for:			
Depreciation and amortization expense	25	160,250	141,063
Net result of associates	10	581	23
Grants credited to income	25	(2,933)	(3,495)
Finance income and expense	26 – 27	108,529	44,251
Change in working capital			
Change in trade and other receivables		(31,765)	26,762
Change in trade and other payables		731,264	71,636
Effect in working capital of changes in the consolidation method and/or scope		(268,155)	(114,147)
Change in non-current trade and other payables		(28,616)	16,384
Income tax paid		(26,723)	(13,764)
Interest received		8,949	25,705
		706,912	**348,562**
Cash flows from investing activities (II)			
Investment in intangible assets	8	(2,480)	(6,919)
Investment in property, plant and equipment	9	(609,022)	(375,656)
Purchase of other non-current financial assets		(11,092)	(26,855)
Change in working capital for current financial assets		(9,563)	1,492
Proceeds on disposal of non-financial assets		1,646	644
Proceeds on disposal of financial assets		14,319	—
		(616,192)	**(407,294)**
Cash flows from financing activities (III)			
Grants received and other	14	6,550	22,175
Contributions to provisions	15	(530)	(1,700)
Change in working capital for current financial assets		28,975	(26,248)
Cash proceeds from borrowings		83,724	199,715
Interest paid or capitalized		(113,420)	(66,145)
Dividends paid	13	(97,148)	(35,913)
		(91,849)	**91,884**
Net increase in cash and cash equivalents (I+II+III)		**(1,129)**	**33,152**
Cash and cash equivalents at January 1		122,788	61,350
Cash and cash equivalents at September 30	12	**121,659**	**94,502**

The following Notes are an integral part of the accompanying interim condensed consolidated financial statements.

1. GROUP ACTIVITY

Iberdrola Energías Renovables, S.A.U. (formerly Iberdrola Energías Renovables II, S.A.) was incorporated on July 9, 2001. It engages in all activities, projects and services related to:

- The production and marketing of electricity generated using a range of renewable energies, including but not restricted to, hydro-electric or mini-hydroelectric, wind, solar, photovoltaic, biomass and energy from waste, as well as the development, construction, operation and maintenance of these kinds of renewable energy plants.
- The start-up of all kinds of services related to the engineering of renewable energy power plants in general, and specifically research, engineering or energy consultancy studies, and environmental, technical and economic studies relating to such power plants. Also, the operation and maintenance of plants owned by third parties and participation in projects concerning such plants both as owner or as contractor for their operation, conservation and maintenance.

On July 25, 2007, the Company changed its registered name to Iberdrola Renovables, S.A.U. (hereinafter, IBERDROLA RENOVABLES).

IBERDROLA RENOVABLES' registered office is at 1 Tomás Redondo, Madrid.

The subsidiaries mainly engage in the generation of electricity from renewable energy sources, both in Spain and abroad. Details of these companies are presented in the appendix to the notes to the consolidated financial statements entitled "Information on subsidiaries, associates and investees."

2. BASIS OF PRESENTATION OF THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

a) Applicable policies applied

The release of the interim condensed consolidated financial statements for the nine-month period ended September 30, 2007 was approved by the Board of Directors of Iberdrola Renovables, S.A.U. on November 14, 2007.

The interim condensed consolidated financial statements for the nine-month period ended September 30, 2007 were prepared in accordance with IAS 34 "Interim Financial Reporting". They include additional information to that required by the standard, but not all the content and disclosures required for consolidated annual accounts by International Financial Reporting Standards (IFRSs). Therefore, for adequate interpretation, these interim condensed consolidated financial statements should be read along with the consolidated annual accounts of the IBERDROLA RENOVABLES Group for the year ended December 31, 2006.

The accounting policies and principles applied in the preparation of these interim condensed consolidated financial statements are the same as those applied in the consolidated annual accounts of the IBERDROLA RENOVABLES Group for the year ended December 31, 2006. The standards issued by the corresponding bodies whose application is not mandatory as of the interim condensed consolidated balance sheet date would not have a material impact on these financial statements.

These interim condensed consolidated financial statements have been prepared on a historical cost basis, except for certain financial instruments, which have been measured at fair value. The carrying amounts of assets and liabilities hedged by fair value hedges are restated to reflect variations in their fair value as a result of the risk hedged.

IFRS allow a number of alternative treatments in their regular application, including the following:

- IFRS allow an option whereby finance costs generated by external finance allocated to assets in progress can be recognized as an increase in the cost of acquisition of the assets. The IBERDROLA RENOVABLES Group has opted to capitalize these finance costs.
- Investments in joint ventures can be consolidated either using the proportionate consolidation method or using the equity method provided the same criteria are applied to all the stakes in joint ventures. The Group consolidates all companies in which it shares control with other partners using the proportionate consolidation method.

- "Intangible assets" and "Property, plant and equipment" can be measured either at fair value or at acquisition cost, adjusted for accumulated depreciation and amortization and any impairment. The Group has opted to recognize these assets at adjusted acquisition cost.
- IFRS allow two possible treatments of government grants: deduct from the carrying amount of the asset the grant received for its acquisition or present the grants as deferred income under liabilities in the balance sheet. The Group has elected the latter option.

b) Consolidation principles

The IBERDROLA RENOVABLES Group fully consolidates subsidiaries over which it exercises control.

The IBERDROLA RENOVABLES Group considers that it has control over a company when it has the power to govern its financial and operating policies so as to obtain benefits from its activities.

Jointly controlled entities that the IBERDROLA RENOVABLES Group manages together with other companies were consolidated using proportionate consolidation. There are companies in which the Group has an ownership interest of over 50% but which it exercises joint control based on agreements with the remaining shareholders.

The associates over which the Group does not exercise control but does have a significant influence were accounted for in the consolidated balance sheet by the equity method. For the purposes of these interim condensed consolidated financial statements, it is considered that a significant influence is exercised over companies in which the Group has an ownership interest of over 20%, except in specific cases in which, although the Group's ownership interest is lower, the existence of significant influence can be clearly demonstrated.

The appendix to the accompanying interim condensed consolidated financial statements lists all Iberdrola Renovables, S.A.U.'s subsidiaries, jointly controlled entities and associates, together with the consolidation or measurement basis used and other related disclosures.

The closing date used for the financial statements of subsidiaries, jointly controlled entities and associates for the preparation of the accompanying interim condensed consolidated financial statements is September 30.

The accounting policies applied by these companies are the same or have been conformed to those used by the IBERDROLA RENOVABLES Group to prepare these interim condensed consolidated financial statements.

The financial statements of each of the foreign companies have been prepared in their respective functional currencies, defined as the currency of the economy in which each company operates and in which it generates and uses cash.

The operations of Iberdrola Renovables, S.A.U. and of its consolidated subsidiaries and jointly controlled entities are consolidated in accordance with the following basic principles:

- On acquisition, the assets, liabilities and contingent liabilities of a subsidiary are recognized at fair value. Any excess of the cost of acquisition of the subsidiary over the company's interest in the fair value of the assets and liabilities is recognized as goodwill.

  If the company's interest in the net fair value of the acquired assets and liabilities (negative goodwill) exceeds the cost of the business combination, that excess is recognized immediately in the consolidated income statement as a gain.

  Results of subsidiaries acquired or sold in the period are included in the consolidated income statement as from the effective date of acquisition or up to the effective date of sale.
- Goodwill acquired in business combinations ceases to be amortized after January 1, 2004, the IFRS transition date, but is tested for impairment each period.
- The result of measuring investments in associates using the equity method (after eliminating transactions between Group companies) is recognized under "Other reserves" and "Result of

companies accounted for using the equity method" on the accompanying consolidated balance sheet and income statement, respectively.

- The interests of minority shareholders in the equity and results of the fully consolidated subsidiaries and proportionately consolidated joint ventures are presented under "Equity – Minority interests" on the liability side of the consolidated balance sheet and "Minority Interests" in the consolidated income statement, respectively.
- Acquisitions of minority interests in companies over which the Group exercises control are considered transactions between shareholders. Any excess price paid is subtracted from reserves.
- The financial statements of foreign companies have been translated into euros using the period-end exchange rate method. This method consists of translating all assets, rights and obligations into euros at the exchange rates prevailing at the date of the consolidated financial statements, translating consolidated income statement items at the average exchange rates for the period, and translating equity items at the exchange rates applying at their date of acquisition (or in the case of retained earnings at the average exchange rates for the period they were generated, provided there were no material transactions that would make this misleading).
- All accounts and transactions between fully and proportionately consolidated companies have been eliminated in consolidation.

c) Seasonality

The IBERDROLA RENOVABLES Group's activity is not especially seasonal. The decline in profit for the nine-month period ended September 30, 2007 in comparison with the same period last year was due to the fall in average prices in the electricity generation market, which hurt the wind farms that opted to sell power to this market (see Note 3).

3. REGULATIONS GOVERNING ELECTRICITY GENERATION UNDER THE SPECIAL REGIME IN SPAIN

Power generation under the special regime in Spain by the IBERDROLA RENOVABLES Group is regulated by the Spanish Electricity Industry Law 54/1997 of November 27 and subsequent implementing regulations.

On May 28, 2007, the government published Royal Decree 661/2007, which regulates the production of electricity under the special regime. The main implications of this Royal Decree for the economic framework for electricity generation by the IBERDROLA RENOVABLES Group are the following:

a) Owners of generating facilities coming on stream after December 31, 2007 must choose, for period of at least one year, between the following two options:

- Feed the power to the grid through the transmission or distribution network at a regulated feed-in tariff expressed in euro cents per kilowatt-hour.
- Sell energy to the power generation market at the price set in the organized market or a freely negotiated by the owner of the plant at a premium in euro cents per kilowatt-hour. In the latter case, minimum and maximum prices are established.

b) Installations which began operating before December 31, 2007 have until January 1, 2008 to decide whether to continue to act in accordance with the regime set by Royal Decree 436/2004 or adopt the new remuneration framework. This Royal Decree establishes two remuneration schemes. Under the first scheme, the generator feeds electricity to the distributor at a fixed price which is defined in Royal Decree 1432/2002 as between 90% and 80% of the average electricity tariff over the full useful life of the installation in question. Under the second it sells electricity at the wholesale pool price plus an incentive bonus and a premium of 10% and 40% of the benchmark electricity tariff, respectively.

The IBERDROLA RENOVABLES Group will draw up the remuneration strategy of its production facilities in accordance with market circumstances prior to enactment of the Royal Decree.

4. ACCOUNTING POLICIES

The principal accounting policies used in preparing the accompanying interim condensed consolidated financial statements were as follows:

a) Revenue recognition

Revenue from sales is measured at the market value of the assets or rights received as consideration for the goods and services provided in the ordinary operating activities of Group companies net of discounts and applicable taxes, and is recognized at the time that ownership of the goods and services have passed to the buyer.

Interest income is accrued on a time proportional basis, by reference to the principal outstanding and the effective interest rate applicable, which is the rate that exactly discounts estimated future cash receipts through the expected life of the assets to that asset's carrying amount.

Dividend income is recognized when the IBERDROLA RENOVABLES Group companies' right to receive the payment is established.

b) Associates

Associates are companies over which the IBERDROLA RENOVABLES Group exercises significant influence but which are neither subsidiaries nor jointly controlled entities. Therefore, the Group has the power to participate in their financial and operating decisions, but not to fully or jointly control them.

Investments in associates are accounted for using the equity method. Under this method, investments are measured initially at acquisition cost, subsequently adjusted for changes to each company's equity, taking into consideration the percentage of ownership and any impairments.

Gains or losses on transactions with associates are eliminated in proportion to the Group's percentage ownership of the companies concerned.

c) Joint ventures

A joint venture is a company formed by several partners to carry out an activity under their joint control. Joint control means that the financial strategy and operating decisions of the company require the consent of the venturers.

IBERDROLA RENOVABLES Group companies that directly undertake jointly controlled activities include in their financial statements the proportion of the assets and liabilities managed and their share of income and expenses, using proportionate consolidation.

Goodwill arising on the acquisition of interests in joint ventures is recognized in accordance with the Group's accounting policies described below.

d) Goodwill

Goodwill arising on consolidation represents the difference between the price paid to acquire subsidiaries or jointly controlled entities (consolidated using either the full or the proportionate consolidation method) and the Group's percentage ownership of the fair value of the components making up the net assets of these companies at the time of acquisition. Goodwill arising from acquisitions of companies with a functional currency other than the euro is translated to euros at the exchange rates prevailing at the consolidated balance sheet date.

Goodwill acquired after January 1, 2004 is measured at acquisition cost. Goodwill acquired before this date is recognized at its net carrying amount at December 31, 2003, under Spanish GAAP and in accordance with IFRS 1: "First-time Adoption of International Financial Reporting Standards." In neither instance is goodwill amortized, although at the end of each reporting period, goodwill is reviewed for impairment to its recoverable value and any impairment is written down (see Note 4.i).

e) Other intangible assets

"Concessions, patents, licenses and similar" basically comprises the rights for the use of electric lines and substations and also surface and transit rights on the Group's land holdings measured at acquisition cost. Concession periods are from 50 to 75 years, but the Group amortizes these rights on a straight-line basis in accordance with the life of the assets located on the concession, from the moment the wind farm concerned comes on stream.

"Computer software" includes acquisition and development costs for basic IT systems used in managing the IBERDROLA RENOVABLES Group.

Computer system maintenance costs are recorded with a charge to the consolidated income statement for the period in which they are incurred.

Computer software is amortized on a straight-line basis over a period of between three and five years from the time each application is put to use.

f) Property, plant and equipment

"Property, plant and equipment" is stated at cost, including, where appropriate, the following items:

- External finance costs accrued solely in the construction period.

  The IBERDROLA RENOVABLES Group determines the amount of capitalizable finance costs according to the following procedure:

  a) The interests on specific-purpose sources of financing used to build certain of the companies' assets are capitalized in full.

  b) Interest on general sources of finance, capitalized by applying the average effective interest rate to the average accumulated amount of capitalizable investment less investment financed with specific sources, provided this does not exceed the total finance costs accrued in the period.

  The average capitalization rates used to determine the interest expense capitalized in the nine-month periods ended September 30, 2007 and 2006 were 4.20% and 3.90%, respectively.

  In the nine-month periods ended September 30, 2007 and 2006, the Group used the process explained above to capitalize finance costs as an increase in the value of its property, plant and equipment of 5,291 thousand and 4,403 thousand euros, respectively, with a credit to "Finance income" in the accompanying consolidated income statement (see Note 26).

- Staff costs relating directly or indirectly to construction in progress.

  In the nine-month periods ended September 30, 2007 and 2006, 6,142 thousand euros and 6,094 thousand euros, respectively, were capitalized for this concept (see Note 23).

- Under the specific legislation applying to certain subsidiaries outside Spain, the asset values include all future costs for the dismantling of their production plants. The amount of these costs is recognized at fair value at the time the plants come on stream under "Provisions—Other provisions" in the accompanying consolidated balance sheet.

  These companies review the estimates of these future costs annually and increase or reduce the carrying amounts of the assets accordingly.

The IBERDROLA RENOVABLES Group transfers work in progress to property, plant and equipment in use once the plant start-up is authorized.

The costs of expansion of or improvements to property, plant and equipment leading to increased productivity or capacity or to a lengthening of the useful lives of the assets are capitalized.

When the Group acquires a group of assets or of net assets that do not constitute a business (for example, in the case of companies that consist basically of a wind farm), the cost is allocated across the asset group's individually identifiable assets and liabilities, using fair values at the acquisition date.

Replacement or renewal of complete units is recognized as an addition to property, plant and equipment, and the units replaced or renewed are derecognized.

Gains or losses on the disposal of property, plant and equipment are determined as the difference between the net disposal proceeds and the carrying amount of the asset.

At September 30, 2007 and 2006, the Group has no asset classified as investment property.

g) Depreciation of property, plant and equipment in use

Property, plant and equipment in use are depreciated by the straight-line method at annual rates based on the following years of estimated useful life:

	Average years of estimated useful life
Buildings	50
Wind farms	15 – 20
Hydro-electric plants:	
—Civil engineering	35 – 70
—Electromechanical equipment	35
Distribution facilities	40
Meters and measuring devices	15 – 27
Dispatching centers and other facilities	4 – 12

h) Leases

The Group classifies as finance leases all arrangements under which the lessor transfers to the lessee substantially all the risks and rewards incidental to ownership of the asset. All other leases are classified as operating leases.

Assets acquired under finance leases are recognized as non-current assets in accordance with their nature and function. Each asset is depreciated over its useful life as the Group considers there to be no doubt that ownership of the assets will be transferred at the end of the lease term. Assets are measured at the lower of the fair value of the leased asset and the present value of the future lease payments.

At September 30, 2007 and 2006, the amounts of "Property, plant and equipment in use" in the consolidated balance sheets corresponding to assets under finance leases were 31,498 thousand euros.

The expenses arising on operating leases are charged to the consolidated income statement over the term of the lease on an accrual basis.

i) Impairment of assets

The IBERDROLA RENOVABLES Group assesses at each balance sheet date whether there is an indication that a non-current asset may be impaired. If any such indication exists, the recoverable amount of the asset is estimated to determine the extent of any impairment loss. In the case of identifiable assets that do not themselves generate any independent cash flows, the Group estimates the recoverable value of the cash flow generating unit to which the asset belongs.

In the case of goodwill and other intangible assets with an indefinite useful life or which have not yet come into use, the Group systematically assesses their recoverable value at each balance sheet date.

The recoverable amount is the higher of the asset's fair value less costs to sell and its value in use, measured as the present value of its estimated future cash flows. In calculating value in use, the assumptions used in the estimate include discount rates, growth rates and expected changes in selling prices and direct costs. Pre-tax discount rates include the time value of money and the risks specific to the cash-generating unit. Growth rates

and changes in prices and direct costs are based on sector estimates and the Group's experience and forecasts, respectively.

The IBERDROLA RENOVABLES Group uses discount rates ranging from 4.50% to 7.16% (2006: between 4.87% and 8.10%) in accordance with the risks specific to each unit.

Where the carrying amount of an asset exceeds its recoverable amount, the difference is recognized under "Depreciation and amortization charge and provisions" in the consolidated income statement. Impairment losses recognized for an asset are registered with a credit to the aforementioned heading when there is a change in the estimates concerning the recoverable amount of the asset, increasing the carrying amount of the asset, but so the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized, except in the case of the impairment of goodwill, which is not reversible.

The consolidated income statements for the nine-month periods ended September 30, 2007 and 2006 contain no impairment of assets.

j) Financial instruments

Financial assets

The IBERDROLA RENOVABLES Group classifies all financial assets, current and non-current, as follows:

- Financial assets at fair value through profit or loss: assets that meet the following criteria:

  1. The asset has been classified as a held-for-trading financial asset and the Group expects to derive profits from fluctuations in its price.
  2. The asset has been included in this classification upon initial recognition.

  Assets in this class are shown on the balance sheet at fair value, and changes in this fair value are recognized in "Finance costs" and "Finance income" on the income statement, as appropriate.

  The Group includes in this category derivative financial instruments that, while providing an effective hedge according to the risk management policies, do not meet the criteria for hedge accounting in IAS 39—Financial Instruments (see Note 17).

- Loans and receivables: these are initially recognized in the balance sheet at fair value and are subsequently measured at amortized cost using the effective interest rate method.

  The Group records the related provisions for the difference between the amount of the receivables considered recoverable and their carrying amount.

- Held-to-maturity investments: those that the Group has the intention and ability to hold to maturity, and which are carried at amortized cost. At September 30, 2007 and 2006, the Group had classified no investments in this category.

- Available-for-sale financial assets: all assets that are not classified in any of the preceding categories.

The Group determines the most appropriate classification of its financial assets after acquisition and reevaluates this designation at the end of each reporting period.

Cash and cash equivalents

This heading in the consolidated balance sheet includes cash, sight accounts and other highly liquid short-term investments that can be realized in cash quickly and are not subject to a risk of change in value.

Bank borrowings-loans and other financial liabilities

Loans and similar items are recorded initially at the amount received less transaction costs. After initial recognition, these financial liabilities are measured at amortized cost using the effective interest rate method, except for hedged transactions, which are measured using the method described in the paragraph on "Derivative financial instruments and hedges" below. Also, obligations under finance leases (see Note 4.h) are recognized at the present value of the lease payments under "Bank borrowings-loans" in the consolidated balance sheet.

The consolidated income statements for the nine-month periods ended September 30, 2007 and 2006 contained no liability classified at fair value through profit or loss.

Trade and other payables

Trade payables are initially recognized at fair value and are subsequently measured at amortized cost using the effective interest rate method.

Other non-current payables and other current liabilities

These headings in the consolidated balance sheet mainly reflect balances in favor of the sole director, Iberdrola, S.A. and its subsidiaries and related parties.

Financial transactions carried out with these are recognized in the same way as bank borrowings, while trade receivables and payables are recognized at fair value.

Derivative financial instruments and hedges

Derivative financial instruments are initially recognized in the consolidated balance sheet at acquisition cost and subsequently remeasured at fair value. Any gains or losses arising from such changes in value are recognized in the consolidated income statement unless the derivative has been designated as a cash flow hedge or a hedge of a net investment in a foreign operation.

For accounting purposes, hedges are classified as follows:

- Fair value hedges: where the risk hedged is a change in the fair value of an asset or liability recognized on the consolidated balance sheet or a firm commitment (with the exception of exchange rate hedges in the latter instance).
- Cash flow hedges: when the risk hedged is the variation in cash flows attributable to a specific risk associated with a recorded asset or liability or a forecast transaction, or to exchange rate risk in a firm commitment.
- Hedges of a net investment in a foreign operation

At the inception of a hedge relationship, the IBERDROLA RENOVABLES Group formally documents the hedge relationship to which the Group wishes to apply hedge accounting. This documentation includes identification of the hedging instrument, the hedged item, the nature of the risk being hedged and how the entity will assess the hedging instrument's effectiveness. In addition, hedges are reviewed periodically to ensure they are highly effective (between 80% and 125%).

Hedges which meet the strict criteria for hedge accounting are accounted for as follows:

- In the case of fair value hedges, both changes in the fair value of financial derivatives classified as hedges and changes in the fair value of the hedged item attributable to the risk hedged are recognized as a debit or credit in the consolidated income statement, as appropriate. The net amount of gains or losses accrued by the hedged item and hedging instrument taken together are recognized under "Finance income" and "Finance costs."
- In cash flow hedges and hedges of a net investment in a foreign operation, changes in the fair value of the hedging derivative are recognized, in respect of the ineffective portion of the hedges, in the consolidated income statement, while the effective portion is recognized under "Unrealized assets and liability revaluation reserve" and "Translation differences," respectively, in the accompanying consolidated balance sheet. The cumulative gain or loss recognized in these headings is transferred to the relevant heading of the consolidated income statement as the hedged item affects net profit of loss or in the period in which the item is disposed of.
- If a hedge of a forecasted transaction results in the recognition of a non-financial asset or liability, this balance is used to determine the initial carrying amount of the asset or liability. If the hedged

transaction did not give rise to an asset or liability, the amounts debited or credited to "Unrealized assets and liability revaluation reserve" are recognized in the consolidated income statement in the same period as the hedged item.

- If a hedge of a forecasted transaction results in the recognition of a financial asset or liability, this balance is recognized in "Unrealized assets and liability revaluation reserve" until the hedged item affects the consolidated income statement.
- Upon derecognition of the hedge, the cumulative gain or loss recognized in "Unrealized assets and liability revaluation reserve" remains under this heading until the hedge is carried out, at which time the gain or loss is adjusted. If the forecast transaction is no longer expected to occur, the amounts previously recognized in this heading are transferred to the consolidated income statement.

Fair value of the various financial instruments is calculated as follows:

- For derivatives traded in organized financial markets, the price at the close of business on the balance sheet date.
- For derivatives not traded in organized financial markets, the Group uses assumptions based on market conditions at the balance sheet date. Specifically, the fair value of interest rate swaps is measured as the value of rate swap spreads discounted to present value at the market interest rate. Exchange rate futures contracts are measured by discounting to present value future cash flows from the contracts based on forward exchange rates at period-end.

Derecognition of financial assets and liabilities

A financial asset is derecognized when:

- the rights to receive cash flows from the asset have expired.
- the Group retains the rights to receive cash flows from the asset, but has assumed an obligation to pay them in full to a third party, or has transferred substantially all the risks and rewards of the asset or has not retained them substantially.
- The Group has transferred its rights to receive cash flows from the asset and either a) has transferred substantially all the risks and rewards of the asset, or (b) has neither transferred nor retained substantially all risks and rewards of the asset, but has transferred control of the asset.

Financial liabilities are derecognized when the obligation under the liability is discharged, cancelled, or expires.

k) Deferred income

"Deferred income" basically comprises any non-repayable grant to finance property, plant and equipment. The grant is taken to the consolidated income statement as the assets financed with the grant are depreciated.

"Other deferred income" includes amounts received from third-parties but not attributed to profit at the balance sheet date, for rights to use connection facilities to the electricity grid and other assets owned by the Group for a fixed period. These amounts are recognized on a straight-line basis under "Other operating income" in the accompanying consolidated income statement over the period for which the rights are granted.

l) Provisions for pensions and other provisions

The Group does not operate pension plans for its employees. These commitments are covered in the case of Spanish-based companies by the state Social Security System, except for certain employees of Iberdrola, S.A. entitled to pensions. The cost of these is passed on from Iberdrola, S.A. to IBERDROLA RENOVABLES. In the nine-month periods ended September 30, 2007 and 2006, this cost amounted to 639 and 307 thousand euros, respectively, recognized under "Staff costs" in the consolidated income statement. The Group does not assume any risk for this commitment.

In addition, subsidiary C. Rokas, S.A. has a commitment pursuant to Greek legislation to pay a bonus to employees upon retirement. This bonus varies in accordance with the employee's professional category and term of service. Its externalization is not mandatory. The estimate is made each period based on an actuarial calculation.

The Group also recognizes provisions to cover present obligations (legal or constructive) as a result of past events, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. A provision is recognized when the liability or obligation arises, with a charge to the relevant heading in the consolidated income statement depending upon the nature of the obligation, for the present value of the provision when the effect of discounting the value of the obligation to present value is material. The change in the provision due to its discounting each period is recognized under "Finance costs" in the consolidated income statement.

m) Foreign currency transactions

Transactions in currencies other than the functional currencies of IBERDROLA RENOVABLES Group companies are recognized in the corresponding functional currency at the exchange rate prevailing at the time of the transaction. During the period, the differences arising between the exchange rates at which the transactions were recorded and those in force at the date on which the related collections or payments are made are debited or credited, as appropriate, to profit or loss.

Also, fixed-income securities and receivables and payables outstanding at the reporting date denominated in currencies other than the functional currencies of Group companies are translated at the closing exchange rate. The resulting differences are charged to "Finance costs" or credited to "Finance income" in the consolidated income statement, as appropriate.

Transactions carried out in foreign currencies where the Group has opted to use financial derivatives or other hedging instruments to mitigate the exchange risk are described in Note 4.j.

n) Current/non-current classification

Payables are classified according to the outstanding time to maturity at the balance sheet date. Debts falling due in less than twelve months are classified as current and those with longer maturities as non-current.

o) Income tax

Most of the Spanish companies in IBERDROLA RENOVABLES Group file tax returns as part of the consolidated tax group headed by the sole shareholder Iberdrola, S.A. In consequence, taxable income, and tax relief and credits are calculated jointly.

Income tax expense is accounted for using the liability method based on the general balance. This determines deferred tax assets and liabilities on the basis of the carrying amounts of assets and liabilities and their tax base, using the tax rates that can objectively be expected to be in force when the assets or liabilities are realized or settled. Deferred tax assets and liabilities arising from a charge or credit directly to equity are also recognized through a charge or credit to equity.

The Group recognizes deferred tax assets whenever future taxable profits are expected against which these assets can be recovered.

Tax relief for double taxation and other reasons, as well as tax credits earned as a result of financial events in the period, are deducted from accrued income tax expense, unless there are doubts as to whether they can be claimed.

p) Service concession arrangements for hydro-electric power plants

In accordance with Law 29/1985, of August 2, partially amended by Law 46/1999, of December 13, all Spanish hydro-electric power plants are subject to temporary service concession arrangements. According to the

terms of these arrangements, upon expiration of the arrangement ownership of the plants, in full working condition, is transferred back to the government.

The Group considers that there is no need to set up a reversion fund as the plants' maintenance programs ensure that they will continue to operate correctly.

q) Discontinued operations

A discontinued operation is a line of business that it has been decided to abandon and/or sell whose assets, liabilities and net profit or loss can be distinguished physically, operationally and for financial reporting purposes.

Income and expenses of discontinued operations are presented separately in the consolidated income statement.

No business or segment was discontinued in the nine-month periods ending September 30, 2007 or 2006.

r) Environmental issues

Costs arising from corporate activities aimed at protecting and improving the environment are recognized in the period incurred.

Expenses incurred on items of property, plant and equipment aimed at minimizing the environmental impact, protecting or improving the environment are recorded as an increase in the value of the assets.

s) Consolidated Cash Flow Statements

The following terms are used in the consolidated cash flow statements, which were prepared using the indirect method with the meanings indicated below:

- Cash flows: inflows and outflows of cash and cash equivalents, which are short-term, highly liquid investments that are subject to an insignificant risk of changes in value.
- Operating activities: the principal revenue-producing activities of Group companies and other activities that are neither investing nor financing activities.
- Investing activities: the acquisition, sale or disposal of long-term assets and other investments not included in cash and cash equivalents.
- Financing activities: activities that result in changes in the size and composition of the equity and borrowings of the Company that are not operating activities.

t) Earnings per share

Basic earnings per share amounts are calculated by dividing net profit for the period attributable to equity holders of the parent by the weighted average number of ordinary shares outstanding during the period.

Diluted earnings per share amounts are calculated by dividing the net profit attributable to ordinary equity holders of the parent by the weighted average number of ordinary shares outstanding during the period plus the weighted average number of ordinary shares that would be issued on the conversion of all the dilutive potential ordinary shares into ordinary shares of IBERDROLA RENOVABLES. For these purposes, it is considered that shares are converted at the beginning of the year or at the date of issue of the potential ordinary shares, if the latter were issued during the current period.

In the interim condensed consolidated financial statements for the nine-month periods ended September 30, 2007 and 2006, basic earnings per share coincide with diluted earnings per share, since there were no potential shares outstanding during these periods that could be converted into ordinary shares (see Note 35).

5. FINANCIAL RISK MANAGEMENT POLICY

The IBERDROLA RENOVABLES Group applies the General Risk Policy approved in November 2004 by the Board of Directors of the sole shareholder Iberdrola S.A. Under this policy the Group undertakes to use its capabilities to the full in order to ensure that all the significant risks of all kinds are adequately identified, measured, managed and controlled, applying the following "basic action guidelines":

- Incorporation of the risk-opportunity approach into the Group's management.
- Separation, at operating level, of functions between the risk-taking areas and the areas responsible for analyzing, controlling and supervising the risks.
- Assurance of short- and long-term business and financial stability, maintaining an appropriate balance between risk, value and benefit.
- Correct use of financial risk hedging instruments and their recognition in accordance with the applicable accounting and financial standards.
- Transparency in reporting on the Group's risks and the functioning of the systems developed to control them.
- Development of a risk-opportunity control and management culture within the Group.
- Coordination with general policy of all the specific risk-related policies that have to be implemented.
- Compliance with current regulations and legislation in relation to risk control, management and oversight.
- Continuous improvement on the basis of international best practices in Transparency and Good Corporate Governance in relation to risk control, management and supervision.

In order to implement this policy and respect these principles, the sole shareholder of IBERDROLA RENOVABLES, Iberdrola, S.A. has developed an Integral Risk Control and Management System based on a suitable definition, separation and assignment of functions and responsibilities, and of the required procedures, methodologies and support tools.

The system, which in November 2005 received quality certification from AENOR under the ISO 9001:2000 standard, is based on three fundamental cornerstones:

- A risk policy and limit structure, developed in 2005, that guarantees controlled management of the risks by the businesses.
- Monitoring and control of the risks in the income statement.
- Analysis and control of risks related to new investments.

Certain of Iberdrola, S.A.'s risk policies and limits on interest rates, exchange rates, liquidity and credit, which have been approved by the Operating Committee, apply to the IBERDROLA RENOVABLES Group, mainly as regards interest rate risk. Several items in the Group's balance sheet and the associated financial derivatives bear interest at fixed rates and are therefore exposed to the risk of fluctuations in fair value as a result of changes in market interest rates. Also, the Group is exposed to fluctuation in interest rates affecting cash flows in respect of items in the balance sheet and derivatives that bear interest at floating rates.

The IBERDROLA RENOVABLES Group mitigates this risk by managing the ratio of fixed to floating rate debt in the light of market circumstances, by refinancing and making use of interest rate derivatives, while remaining within its approved risk limits.

The debt structure at September 30, 2007 and 2006, after taking into account hedges via derivatives, was the following:

	Balance at 09/30/07	Balance at 09/30/06
	Thousands of euros	
Floating rate	423,325	337,266
Fixed rate	256,596	227,973
Capped rate (*)	26,676	46,772
	706,597	612,011

(*) Corresponds to certain financial debt contracts whose exposure to fluctuations in interest rates is limited to maximum and/or minimum levels.

For further information on the Group's borrowings see Notes 16 and 17.

Floating rate debt is chiefly benchmarked to the Euribor.

With respect to foreign currency risk, fluctuations in the value of the currencies in which borrowings are instrumented and purchases and sales are made with respect to the presentation currency may have an adverse effect on the finance costs and profit for the period.

The following items could be affected by foreign currency risk:

- Debt denominated in currencies other than the local or functional currency of the Group companies.
- Collections and payments for supplies, services or investments in currencies other than the functional currency.
- Income and expenses of certain foreign subsidiaries indexed to currencies other than the functional currency.
- Taxes derived from the accounting for tax purposes in local currencies other than the functional currency.
- Profit or loss on consolidation of the foreign subsidiaries.
- Consolidated carrying amount of net investments in foreign subsidiaries.

The Group reduces this risk by ensuring that all its economic flows are denominated in the presentation currency of each Group company, provided that this is possible and economically practicable. The resulting open positions are integrated and managed through the use of derivatives, within the approved limits.

6. USE OF ESTIMATES AND SOURCES OF UNCERTAINTY

a) Accounting estimates

Certain assumptions and estimates were made by the Group in the preparation of these interim condensed consolidated financial statements. The estimate with the most significant impact relates to the costs of closure and dismantling of electricity generation and distribution facilities.

Accordingly, each period the Group revises its estimates of any costs that it may incur for the dismantling and final closure of its power plants. As a result, at September 30, 2007, the Group companies in Greece, Poland, Germany, France and the US had made a provision for such costs (see Note 15), either because under local legislation the operating concessions have a limited term or because of other non-renewable commitments with third parties (basically for leased premises).

Although this estimate is based on the best information available at the interim condensed consolidated balance sheet date, events may occur in the future that require adjustments (upwards or downwards) to be made prospectively in subsequent reporting period. The effects of changes in estimates are recognized in the consolidated financial statements of the years in which they are made.

b) Sources of uncertainty

The IBERDROLA RENOVABLES Group has appealed the tax assessment levied on one of the Group companies arising from the inspection of the tax on electricity for the years 2000 to 2003 (see Note 15). This event has been provided for the amount of 8,109 thousand euros in the accompanying interim condensed consolidated financial statements. As of the date of these financial statements, no ruling had been issued.

7. INFORMATION BY GEOGRAPHICAL AND BUSINESS SEGMENTS

Described below are the main bases used in defining the IBERDROLA RENOVABLES Group's segment information included in the accompanying interim condensed consolidated financial statements:

- The primary segment reporting format is determined to be business segments. The business segments identified are the following:
  - Wind power
  - Mini-hydroelectric
  - Other businesses
  - Corporate center
- Secondary information is reported geographically.

  Given the nature of the IBERDROLA RENOVABLES Group's business, the location of its assets coincides with that of its customers. The geographical segments identified are:
  - Spain
  - The US
  - The UK
  - Rest of the world

The following tables present primary and secondary segment information:

Primary segment information for the nine-month period ended September 30, 2007

	Wind power	Mini-hydroelectric	Other businesses	Corporate center	Total
			Thousands of euros		
REVENUE					
Total revenue					
Sales to external customers	469,275	25,027	100	—	**494,402**
Inter-segment sales	—	—	—	—	—
RESULTS					
Segment operating profit/(loss)	234,420	9,379	(2,533)	(40,696)	**200,570**
Result of companies accounted for using the equity method	1	—	(582)	—	(581)
ASSETS					
Segment assets	4,590,666	180,125	117,381	9,475	**4,897,647**
Investments in companies accounted for using the equity method	144	—	—	—	144
Other non-current financial investments	—	—	—	—	58,386
Current financial investments and cash	—	—	—	—	169,937
Deferred tax assets	—	—	—	—	36,332
Other unallocated assets	—	—	—	—	272,224
Total assets	4,590,810	180,125	117,381	9,475	**5,434,670**
LIABILITIES					
Segment liabilities	393,409	92,334	8,528	1,245	**495,516**
Bank borrowings-loans	—	—	—	—	**706,596**
Derivative financial instruments	—	—	—	—	**796**
Deferred tax liabilities	—	—	—	—	**26,729**
Other unallocated liabilities	—	—	—	—	**3,479,747**
Total liabilities	393,409	92,334	8,528	1,245	**4,709,384**
OTHER SEGMENT INFORMATION					
Total expense incurred in the period for the acquisition of non-current items of property, plant and equipment and intangible assets	650,919	4,620	19,012	—	**674,551**
Period depreciation and amortization expense and provisions (Note 25)	149,013	8,304	—	—	**157,317**
Expenses in the period other than depreciation and amortization expense and provisions that did not entail cash outflows	—	—	—	—	—

Secondary segment information for the nine-month period ended September 30, 2007

	Spain	The US	The UK	Rest of the world	Total
	Thousands of euros				
REVENUE					
Total revenue					
Sales to external customers	435,395	2,581	—	56,426	**494,402**
Inter-segment sales	—	—	—	—	—
RESULTS					
Segment operating profit/(loss)	202,650	(7,379)	(3,052)	8,351	**200,570**
Result of companies accounted for using the equity method	1	—	—	(582)	(581)
Finance income	—	—	—	—	9,033
Finance costs	—	—	—	—	(117,562)
Profit/(loss) before tax	—	—	—	—	**91,460**
Income tax	—	—	—	—	(35,929)
Net profit for the period	—	—	—	—	**55,531**
Minority interests	—	—	—	—	**(6,792)**
Profit attributable to equity holders of the parent	—	—	—	—	**48,739**
ASSETS					
Segment assets	3,786,336	219,986	9,481	881,844	**4,897,647**
Investments accounted for using the equity method	144	—	—		144
Other non-current financial investments	—	—	—	—	58,386
Current financial investments and cash	—	—	—	—	169,937
Deferred tax assets	—	—	—	—	36,332
Other unallocated assets	—	—	—	—	272,224
Total assets	3,786,480	219,986	9,481	881,844	**5,434,670**
LIABILITIES					
Segment liabilities	323,244	5,818	1,216	165,238	**495,516**
Bank borrowings-loans	—	—	—	—	706,596
Derivative financial instruments	—	—	—	—	796
Deferred tax liabilities	—	—	—	—	26,729
Other unallocated liabilities	—	—	—	—	3,479,747
Total liabilities	323,244	5,818	1,216	165,238	**4,709,384**
OTHER SEGMENT INFORMATION					
Total expense incurred in the period for the acquisition of non-current items of property, plant and equipment and intangible assets	416,749	81,944	5,020	170,838	**674,551**
Period depreciation and amortization expense and provisions (Note 25)	133,125	2,405	2	21,785	**157,317**
Expenses in the period other than depreciation and amortization expense and provisions that did not entail cash outflows	—	—	—	—	—

Primary segment information for the nine-month period ended September 30, 2006

	Wind power	Mini-hydroelectric	Other businesses	Corporate center	Total
	Thousands of euros				
REVENUE					
Total revenue					
Sales to external customers	480,931	33,439	47	—	**514,417**
Inter-segment sales	—	—	—	—	—
RESULTS					
Segment operating profit/(loss)	278,099	19,243	(575)	(23,943)	**272,824**
Result of companies accounted for using the equity method	(23)	—	—	—	(23)
ASSETS					
Segment assets	3,673,253	134,620	83,166	7,816	**3,898,855**
Investments in companies accounted for using the equity method	120	—	—	—	120
Other non-current financial investments	—	—	—	—	48,475
Current financial investments and cash	—	—	—	—	126,448
Deferred tax assets	—	—	—	—	32,986
Other unallocated assets	—	—	—	—	300,064
Total assets	3,673,373	134,620	83,166	7,816	**4,406,948**
LIABILITIES					
Segment liabilities	335,479	23,172	7,409	—	**366,060**
Bank borrowings-loans	—	—	—	—	612,011
Derivative financial instruments	—	—	—	—	4,441
Deferred tax liabilities	—	—	—	—	24,700
Other unallocated liabilities	—	—	—	—	2,656,627
Total liabilities	335,479	23,172	7,409	—	**3,663,839**
OTHER SEGMENT INFORMATION					
Total expense incurred in the period for the acquisition of non-current items of property, plant and equipment and intangible assets	369,819	5,493	344	—	**375,656**
Period depreciation and amortization expense and provisions (Note 25)	129,211	8,357	—	—	**137,568**
Expenses in the period other than depreciation and amortization expense and provisions that did not entail cash outflows	—	—	—	—	—

Secondary segment information for the nine-month period ended September 30, 2006

	Spain	The US	The UK	Rest of the world	Total
	Thousands of euros				
REVENUE					
Total revenue					
Sales to external customers	480,726	—	—	33,691	514,417
Inter-segment sales	—	—	—	—	—
RESULTS					
Segment operating profit/(loss)	268,799	(2,081)	(1,034)	7,140	**272,824**
Result of companies accounted for using the equity method	(23)	—	—	—	(23)
Finance income	—	—	—	—	25,417
Finance costs	—	—	—	—	(69,668)
Profit/(loss) before tax	—	—	—	—	**228,550**
Income tax	—	—	—	—	(74,406)
Net profit for the period	—	—	—	—	**154,144**
Minority interests	—	—	—	—	(10,120)
Profit attributable to equity holders of the parent	—	—	—	—	**144,024**
ASSETS					
Segment assets	3,352,896	32,172	1,371	512,416	**3,898,855**
Investments accounted for using the equity method	120	—	—	—	120
Other non-current financial investments	—	—	—	—	48,475
Current financial investments and cash	—	—	—	—	126,448
Deferred tax assets	—	—	—	—	32,986
Other unallocated assets	—	—	—	—	300,064
Total assets	3,353,016	32,172	1,371	501,416	**4,406,948**
LIABILITIES					
Segment liabilities	234,758	5,559	2,816	122,927	**366,060**
Bank borrowings-loans	—	—	—	—	612,011
Derivative financial instruments	—	—	—	—	4,441
Deferred tax liabilities	—	—	—	—	24,700
Other unallocated liabilities	—	—	—	—	2,656,627
Total liabilities	234,758	5,559	2,816	122,927	**3,663,839**
OTHER SEGMENT INFORMATION					
Total expense incurred in the period for the acquisition of non-current items of property, plant and equipment and intangible assets	234,602	26,157	2,454	112,443	**375,656**
Period depreciation and amortization expense and provisions (Note 25)	127,085	39	1	10,443	**137,568**
Expenses in the period other than depreciation and amortization expense and provisions that did not entail cash outflows	—	—	—	—	—

8. INTANGIBLE ASSETS

The detail of the movement in the cost and accumulated amortization in the nine-month periods ended September 30, 2007 and 2006 in the various items under this heading is as follows:

	Goodwill	Concessions, patents, licenses, trademarks and other	Computer software	Other intangible assets	Total
		Thousands of euros			
Cost at January 1, 2007	30,963	11,672	8,334	—	50,969
Increases	—	—	1,455	1,025	2,480
Decreases	—	(1,992)	—	—	(1,992)
At September 30, 2007	30,963	9,680	9,789	1,025	51,457
Accumulated amortization at January 1, 2007	—	(4,293)	(2,360)	—	(6,653)
Amortization charge for the period (Note 25)	—	(1,405)	(1,341)	—	(2,746)
Decreases	—	346	—	—	346
At September 30, 2007	—	(5,352)	(3,701)	—	(9,053)
Net carrying amount	30,963	4,328	6,088	1,025	42,404

	Goodwill	Concessions, patents, licenses, trademarks and other	Computer software	Total
		Thousands of euros		
Cost at January 1, 2006	30,850	9,971	4,377	45,198
Changes in the consolidation method and/or scope	—	2,910	9	2,919
Increases	2,171	3,520	1,228	6,919
Decreases	(317)	(6)	—	(323)
At September 30, 2006	32,704	16,395	5,614	54,713
Accumulated amortization at January 1, 2006	—	(1,708)	(1,085)	(2,793)
Amortization charge for the period (Note 25)	—	(2,142)	(775)	(2,917)
At September 30, 2006	—	(3,850)	(1,860)	(5,710)
Net carrying amount	32,704	12,545	3,754	49,003

The detail of goodwill by company is the following:

	September 30, 2007	September 30, 2006
	Thousands of euros	
C. Rokas, S.A.	25,468	25,468
Other	5,495	7,236
	30,963	32,704

At September 30, 2007 and 2006, there were no restrictions on the ownership of intangible assets.

Research and development costs recognized with a charge to the consolidated income statement by the Group in the nine-month periods ended September 30, 2007 and 2006 were not material.

Apart from goodwill, the Group does not own any intangible assets with indefinite useful lives.

9. PROPERTY, PLANT AND EQUIPMENT

The detail of movements in the cost and accumulated depreciation and provisions in the nine-month periods ended September 30, 2007 and 2006 in the various items under this heading is as follows:

	Balance at 01/01/07	Changes in the consolidation method and/or scope	Additions and charges to provisions	Disposals, write-offs and write-downs	Transfers	Balance at 09/30/07
			Thousands of euros			
Property, plant and equipment in use						
Cost						
Land and buildings	**76,842**	**—**	**1,822**	**—**	**(14,388)**	**64,276**
Electricity technical plant in use	**4,295,336**	**57,461**	**120,097**	**—**	**309,894**	**4,782,788**
Hydro-electric plants	311,348	—	734	—	7,666	319,748
Other alternative plants	492	—	—	—	—	492
Wind farms	3,530,336	57,461	118,174	—	286,889	3,992,860
Distribution facilities	353,729	—	1,189	—	108,441	463,359
Meters and measuring devices	95,349	—	—	—	(93,723)	1,626
Dispatching centers and other facilities	4,082	—	—	—	621	4,703
Other items of property, plant and equipment in use	**17,546**	**—**	**4,553**	**—**	**(3,310)**	**18,789**
	4,389,724	**57,461**	**126,472**	**—**	**292,196**	**4,865,853**
Accumulated depreciation						
Buildings	**(14,958)**	**—**	**(1,795)**	**—**	**—**	**(16,753)**
Electricity technical plant in use	**(790,090)**	**5,562**	**(152,319)**	**—**	**—**	**(936,847)**
Hydro-electric plants	(126,081)	—	(8,362)	—	—	(134,443)
Other alternative plants	(35)	—	(13)	—	—	(48)
Wind farms	(619,429)	5,562	(135,231)	—	—	(749,098)
Distribution facilities	(42,637)	—	(8,390)	—	—	(51,027)
Meters and measuring devices	(136)	—	(83)	—	—	(219)
Dispatching centers and other facilities	(1,772)	—	(240)	—	—	(2,012)
Other items of property, plant and equipment in use	**(10,094)**	**—**	**(3,390)**	**—**	**—**	**(13,484)**
	(815,142)	**5,562**	**(157,504)**	**—**	**—**	**(967,084)**
Net carrying amount	**3,574,582**					**3,898,769**
Property, plant and equipment in progress						
Cost						
Electricity technical plant in progress	**481,185**	**105,308**	**545,546**	**—**	**(212,150)**	**919,889**
Prepayments and other property, plant and equipment in progress	**79,575**	**—**	**2,533**	**—**	**(80,046)**	**2,062**
	560,760	**105,308**	**548,079**	**—**	**(292,196)**	**921,951**
	4,135,342					**4,820,720**

	Balance at 01/01/06	Changes in the consolidation method and/or scope	Additions and charges to provisions	Disposals, write-offs and write-downs	Transfers	Balance at 09/30/06
			Thousands of euros			
Property, plant and equipment in use						
Cost						
Land and buildings	**33,231**	**1,323**	**2,248**	**(80)**	**38,006**	**74,728**
Electricity technical plant in use	**3,723,412**	**23,402**	**13,951**	—	**99,627**	**3,860,392**
Hydro-electric plants	300,402	—	—	—	1,071	301,473
Other alternative plants	498	—	—	—	—	498
Wind farms	3,053,710	25,711	13,949	—	68,270	3,161,640
Distribution facilities	358,824	(2,555)	—	—	34,837	391,106
Meters and measuring devices	1,624	—	2	—	—	1,626
Dispatching centers and other facilities	8,354	246	—	—	(4,551)	4,049
Other items of property, plant and equipment in use	**18,079**	—	**1**	**(241)**	**5,551**	**23,390**
	3,774,722	**24,725**	**16,200**	**(321)**	**143,184**	**3,958,510**
Accumulated depreciation						
Buildings	**(3,179)**	—	**(1,639)**	—	—	**(4,818)**
Electricity technical plant in use	**(622,043)**	**(1,659)**	**(134,560)**	—	—	**(758,262)**
Hydro-electric plants	(121,731)	(3)	(4,943)	—	—	(126,677)
Other alternative plants	(15)	—	—	—	—	(15)
Wind farms	(470,676)	(1,811)	(125,804)	—	—	(598,291)
Distribution facilities	(29,042)	155	(3,328)	—	—	(32,215)
Meters and measuring devices	(14)	—	—	—	—	(14)
Dispatching centers and other facilities	(565)	—	(485)	—	—	(1,050)
Other items of property, plant and equipment in use	**(9,925)**	**4,623**	**(1,947)**	—	—	**(7,249)**
	(635,147)	**2,964**	**(138,146)**	—	—	**(770,329)**
Net carrying amount	**3,139,575**					**3,188,181**
Property, plant and equipment in progress						
Cost						
Electricity technical plant in progress	**320,479**	**77,152**	**359,456**	—	**(143,184)**	**613,903**
	3,460,054					**3,802,084**

The value of fully depreciated items of property, plant and equipment in use at September 30, 2007 and 2006 was 49,098 thousand euros and 41,733 thousand euros, respectively. The detail is as follows:

	2007	2006
	Thousands of euros	
Property, plant and equipment in use		
Electricity technical plant in use		
Hydro-electric plants	48,802	41,485
Other items of property, plant and equipment in use	**296**	**248**
	49,098	**41,733**

Investment commitments at September 30, 2007 amount to 1,084,118 thousand euros.

At September 30, 2007 and 2006, the amount of property, plant and equipment securing certain bank loans was not material.

10. FINANCIAL ASSETS

a) Investments accounted for using the equity method

The movements in the nine-month periods ended September 30, 2007 and 2006 in the carrying amounts of investments in Group companies accounted for using the equity method (see appendix) were as follows:

	Balance at 01/01/06	Result for the period	Balance at 09/30/06	Balance at 01/01/07	Changes in the consolidation method and/or scope	Result for the period	Disposals	Balance at 09/30/07
	Thousands of euros							
Sotavento Galicia, S.A.	143	(23)	120	143	—	1	—	144
Hellenic Fish, S.A. (Rokas)	—	—	—	—	900	(582)	(318)	—
	143	(23)	120	143	900	(581)	(318)	144

b) Other non-current financial investments

The detail of this heading in the accompanying consolidated balance sheets at September 30, 2007 and 2006 is as follows:

	Balance at 09/30/07	Balance at 09/30/06
	Thousands of euros	
Prepayments (Note 32)	10,660	25,794
Term deposits	31,251	3,872
Other loans	11,069	17,415
	52,980	47,081

Term deposits correspond mainly to deposits made by the Group to guarantee future payments. These prepayments bear interest at market rates.

The returns obtained on the remaining items under this heading in the consolidated balance sheet are similar to market rates.

11. CURRENT TRADE AND OTHER RECEIVABLES

The detail of this heading in the accompanying consolidated balance sheets at September 30, 2007 and 2006 is as follows:

	Balance at 09/30/07	Balance at 09/30/06
	Thousands of euros	
Trade receivables	77,490	84,773
Receivables	16,965	47,173
Related parties (Note 32)	38,197	72,493
	132,652	204,439

These receivables do not generally carry interest. They fall due in a period of up to 30 days. Restrictions, if any, on monetizing these receivables, are not material.

12. CASH AND CASH EQUIVALENTS

The detail of this heading in the accompanying consolidated balance sheets at September 30, 2007 and 2006 is as follows:

	Balance at 09/30/07	Balance at 09/30/06
	Thousands of euros	
Cash	51,737	21,937
Short-term deposits	69,922	72,565
	121,659	**94,502**

As a general rule, cash deposited with banks earns interest at rates similar to market rates on daily deposits. Short-term deposits mature within a period of less than three months and earn interest at market rates. There are no restrictions on cash withdrawals.

13. EQUITY

The detail of the movement in the various items under this heading in the nine-month periods ended September 30, 2007 and 2006 is as follows:

	Share capital	Share premium	Unrealized assets and liabilities revaluation reserve	Other reserves: Reserves in companies consolidated using the full or proportionate consolidation methods	Other reserves: Reserves in companies accounted for using the equity method	Other reserves: Legal reserve	Other reserves: Voluntary reserves	Translation differences	Net profit for the period	Minority interests	Total
					Thousands of euros						
Balance at January 1, 2006	**164,600**	**101,979**	**(8,643)**	**64,879**	**55**	**9,993**	**78,475**	**2,159**	**144,325**	**66,539**	**624,361**
Appropriation of 2005 profit—Dividends paid (2.18 euros per share)	—	—	—	34,773	36	4,046	69,557	—	(144,325)	—	(35,913)
Income and expense recognized directly in reserves net of tax	—	—	7,644	—	—	—	—	—	—	—	7,644
Translation differences	—	—	—	—	—	—	—	(740)	—	—	(740)
Profit for the period attributable to equity holders of the parent	—	—	—	—	—	—	—	—	144,024	—	144,024
Profit for the period attributable to minority interests	—	—	—	—	—	—	—	—	—	10,120	10,120
Changes in consolidation method and other	—	—	—	—	—	—	—	—	—	(6,387)	(6,387)
Balance at September 30, 2006	**164,600**	**101,979**	**(999)**	**99,652**	**91**	**14,039**	**148,032**	**1,419**	**144,024**	**70,272**	**743,109**
Balance at January 1, 2007	**164,600**	**101,979**	**770**	**61,724**	**91**	**14,039**	**185,915**	**85**	**189,688**	**75,766**	**794,657**
Appropriation of 2006 profit—Dividends paid (5.90 euros per share)	—	—	—	48,470	1	10,794	33,275	—	(189,688)	—	(97,148)
Income and expense recognized directly in reserves net of tax	—	—	2,314	—	—	—	—	—	—	—	2,314
Translation differences	—	—	—	—	—	—	—	3,645	—	—	3,645
Profit for the period attributable to equity holders of the parent	—	—	—	—	—	—	—	—	48,739	—	48,739
Profit for the period attributable to minority interests	—	—	—	—	—	—	—	—	—	6,792	6,792
Changes in consolidation method and other	—	—	—	—	—	—	(28,125)	—	—	(5,588)	(33,713)
Balance at September 30, 2007	**164,600**	**101,979**	**3,084**	**110,194**	**92**	**24,833**	**191,065**	**3,730**	**48,739**	**76,970**	**725,286**

Share capital

The share capital of IBERDROLA RENOVABLES comprises 16,460,044 shares with a nominal value of 10 euros each, fully subscribed and paid with identical rights and held by Iberdrola, S.A. as Sole Shareholder at September 30, 2007.

On May 22, 2007, the Board of Directors of Iberdrola, S.A. agreed to initiate proceedings to place on the market, via a capital increase, up to 20% of the share capital of IBERDROLA RENOVABLES (see Note 36).

On October 3, 2007, within the context of this transaction, all the renewable energy companies of Iberdrola, S.A. and Scottish Power, plc, the subgroup acquired by Iberdrola, S.A. on April 23, 2007, were pooled under IBERDROLA RENOVABLES (see Note 36).

Share premium

The revised text of the Spanish Corporation Law expressly permits the use of the share premium account balance to increase capital and does not establish any restrictions as to its use.

Unrealized assets and liabilities revaluation reserve

Movements in this reserve due to changes in the value of derivatives designated as cash-flow hedges and hedges of a net investment in a foreign operation were as follows:

	Balance at 01/01/06	Change in fair value	Balance at 09/30/06	Balance at 01/01/07	Change in fair value	Balance at 09/30/07
			Thousands of euros			
Cash flow hedges						
Interest rate collars and swaps	(13,297)	11,110	(2,187)	(77)	4,481	4,404
Hedge of a net investment in a foreign operation						
Foreign exchange hedge	—	760	760	1,262	(1,262)	—
Deferred tax on unrealized assets and liabilities revaluation	4,654	(4,226)	428	(415)	(905)	(1,320)
	(8,643)	**7,644**	**(999)**	**770**	**2,314**	**3,084**

Legal reserve

According to the revised text of the Spanish Corporation Law, companies must transfer 10% of profits for the year to a legal reserve until this reserve reaches the equivalent of at least 20% of share capital. The legal reserve can be used to increase capital provided that the remaining reserve balance does not fall below 10% of the increased share capital amount. Otherwise, until the legal reserve exceeds 20% of share capital, it can only be used to offset losses, and only on condition that sufficient other reserves are not available for this purpose.

Other reserves

Following the acquisition of additional shares in subsidiary C. Rokas, S.A., in the first half of 2007 the Group opted to recognize the difference between the amount paid and the minority interest as a transaction between shareholders, with a decrease to "Other reserves" of 27,473 thousand euros.

Meanwhile, unrestricted reserves included under "Reserves in companies consolidated using the full or proportionate consolidation methods" amounted to 30,346 thousand euros at September 30, 2007.

14. DEFERRED INCOME

The movement in this heading in the nine-month periods ended September 30, 2007 and 2006 was as follows:

	Capital grants	Other deferred income	Total
	Thousands of euros		
Balance at January 1, 2006	**46,123**	**44,805**	**90,928**
Increases	2,553	19,622	22,175
Transfers to profit and loss	(3,495)	(1,023)	(4,518)
Balance at September 30, 2006	**45,181**	**63,404**	**108,585**
Balance at January 1, 2007	**46,065**	**71,441**	**117,506**
Increases	4,130	2,420	6,550
Transfers to profit and loss	(2,933)	—	(2,933)
Balance at September 30, 2007	**47,262**	**73,861**	**121,123**

15. PROVISIONS

The detail of movements in this heading in the nine-month periods ended September 30, 2007 and 2006 is as follows:

	Provisions for pensions and similar obligations		Other provisions		
	Provision for pensions (Note 4.l)	Provision for employee electricity discounts	Provision for plant closure	Other provisions for contingencies and expenses	Total
	Thousands of euros				
Balance at January 1, 2006	**372**	**153**	**21,900**	**4,950**	**27,375**
Increases	34	113	17	8,160	8,324
Payments and other	—	—	—	(1,700)	(1,700)
Balance at September 30, 2006	**406**	**266**	**21,917**	**11,410**	**33,999**
Balance at January 1, 2007	**500**	**64**	**2,815**	**11,964**	**15,343**
Increases	172	—	854	2,028	3,054
Payments and other	(53)	—	—	(477)	(530)
Balance at September 30, 2007	**619**	**64**	**3,669**	**13,515**	**17,867**

Subsidiary C. Rokas, S.A. has a commitment to pay employees a bonus upon retirement, the amount of which at September 30, 2007 and 2006 was 619 and 406 thousand euros, respectively.

In addition, in 2005 the company recorded a 21,900 thousand euros provision for the dismantling of electricity generation and distribution plants in accordance with Greek regulations. In the fourth quarter of 2006, the company re-evaluated this position, taking a 19,362 thousand euro write-down recognized under "Property, plant and equipment" in the consolidated balance sheet at December 31, 2006.

Meanwhile, the consolidated balance sheets at September 30, 2007 and 2006 include a provision for 8,109 thousand euros to cover the potentially negative effect of the ruling on the appeal lodged by the IBERDROLA RENOVABLES Group against assessments related to the inspection of the electricity tax for 2000 to 2003 at one of the Group's companies.

The Group records provisions for liabilities arising from ongoing litigation and from indemnity payments, as well as obligations, collateral and other similar guarantees.

As of September 30, 2007, the Group estimates that these obligations will fall due as follows:

	Thousands of euros
Between October 1, 2008 and September 30, 2009	12,176
After September 30, 2009	5,691
	17,867

16. BANK BORROWINGS-LOANS

The detail of outstanding loans is as follow:

	Balance at 09/30/06	Balance at 09/30/07		
		Total	Current	Non-current
		Thousands of euros		
Bank borrowings-loans				
Loans and similar	585,374	683,903	134,121	549,782
Finance leases	23,114	18,552	3,784	14,768
Interest payable	3,523	4,142	4,142	—
	612,011	706,597	142,047	564,550

Loans and similar liabilities are shown at the nominal amount of the debt less arrangement costs.

At September 30, 2007 and 2006, the Group was fully up to date on all its outstanding financial debt obligations. None of the amounts in the table above matured prior to those dates.

Some of the debt contracted with third parties includes standard covenants, such as meeting a series of financial ratios, the obligation to set up a fund to guarantee the annual payment of loan principal and interest, financing part of the projects with internal resources in accordance with predefined ratios, the commitment to maintain the borrower's shareholder body and the obligation to pledge all the shares of the projects to creditors (see Note 31). In addition to the fundamental obligation to repay principal and pay interest, fees and expenses, a series of restrictions are included to keep the viability of the project from being affected, such as not disposing of the related assets; providing the appropriate guarantee and maintenance of the assets; completing and managing the financed project efficiently and diligently; not carrying out any activities other than those related to the financed project; ensuring compliance with all the legal obligations applicable to the project; not incurring debts with other banking institutions, etc.

Outstanding third-party debt containing these kinds of covenants amounted to approximately 419 million euros at September 30, 2007.

At the date of preparation of these interim condensed consolidated financial statements, the IBERDROLA RENOVABLES Group had complied with all its material financial commitments. Also at that date, the Group was in compliance with the covenants of its debt contracts, the breach of which could trigger the early repayment of outstanding amounts.

The loans and credits payable in foreign currency (basically US dollars, Polish zlotys and Brazilian reais) are stated in euros at the ruling exchange rates at the end of the reporting period calculated at the rates prevailing at that time. The outstanding balances of these loans in euros at September 30, 2007 and 2006 were 127,561 and 56,015 thousand euros, respectively.

At September 30, 2007 and 2006, the outstanding loans were bearing weighted average annual interest at 4.98% and 4.01%, respectively.

The detail by maturity of the non-current balances is as follows:

	Finance leases	Loans and similar	Total
	Thousands of euros		
October 1, 2008 to September 30, 2009	5,169	55,471	60,640
October 1, 2009 to September 30, 2010	1,229	60,558	61,787
October 1, 2010 to September 30, 2011	1,290	59,971	61,261
October 1, 2011 to September 30, 2012	1,034	56,878	57,912
After September 30, 2012	6,046	316,904	322,950
	14,768	549,782	564,550

At September 30, 2007, the IBERDROLA RENOVABLES Group had 257,704 thousand euros of undrawn lines of credit facilities maturing between 2007 and 2016.

17. DERIVATIVE FINANCIAL INSTRUMENTS

The detail of the headings reflecting the value of derivative instruments at September 30, 2007 and 2006, is as follows:

	Assets at 09/30/07		Liabilities at 09/30/07		Assets at 09/30/06		Liabilities at 09/30/06	
	Current	Non-current	Current	Non-current	Current	Non-current	Current	Non-current
	Thousands of euros							
INTEREST RATE HEDGES:								
Cash flow hedges								
—Interest rate swap	—	4,811	(6)	(497)	—	1,388	—	(4,222)
—Collar	—	18	—	(33)	—	5	—	(219)
Fair value hedges								
—Interest rate swap	—	—	—	(260)	—	—	—	—
HEDGE OF A NET INVESTMENT IN A FOREIGN OPERATION								
Foreign exchange hedge	5,693	—	—	—	760	—	—	—
NON-HEDGING DERIVATIVES								
Interest rate derivatives								
Interest rate swap	—	577	—	—	—	—	—	—
	5,693	5,406	(6)	(790)	760	1,393	—	(4,441)

The detail by maturity of the notional values of the hedging transactions in effect at September 30, 2007 is as follows:

	October 1, 2007 to September 30, 2008	October 1, 2008 to September 30, 2009	October 1, 2009 to September 30, 2010	October 1, 2010 to September 30, 2011	After September 2011	Total
	Thousands of euros					
INTEREST RATE HEDGES:						
Cash flow hedges						
—Interest rate swap	4,654	1,414	—	—	263,237	269,305
—Collar	—	—	15,926	2,159	8,226	26,311
Fair value hedge						
—Interest rate swap	2,367	—	—	—	9,884	12,251
HEDGE OF A NET INVESTMENT IN A FOREIGN OPERATION						
—Foreign exchange hedge	—	110,977	—	—	—	110,977
NON-HEDGING DERIVATIVES						
Interest rate derivatives						
—Interest rate swap	—	—	5,187	14,040	3,667	22,894
	7,021	112,391	21,113	16,199	285,014	441,738

18. OTHER NON-CURRENT LIABILITIES

The detail of this heading at September 30, 2007 and 2006 is as follows:

	Balance at 09/30/07	Balance at 09/30/06
	Thousands of euros	
Iberdrola, S.A. (Note 32)	377,105	425,878
Related parties (Note 32)	39,549	39,549
Other	15,256	17,765
	431,910	483,192

On March 31, 2004 the IBERDROLA RENOVABLES took out a loan with Iberdrola, S.A. maturing in June 2012. The outstanding amount at September 30, 2007 was 377,105 thousand euros. This loan bears interest at a rate equivalent to the six-month Euribor rate plus 0.5%.

The figure for related companies derives from an agreement reached in 2002 by IBERDROLA RENOVABLES to acquire stakes in a number of wind farm companies from the Gamesa Group. As part of this deal, in 2004 Gamesa granted the Group a 40,805 thousand euros discount against the future sales of these companies which, at September 30, 2007 and 2006, stood at 39,549 thousand euros, respectively.

Details of the balances and transactions with Group and related companies are given in Note 32.

19. DEFERRED TAX AND INCOME TAX

The Parent Company Iberdrola Renovables, S.A.U. files a consolidated tax return, having formed part of the tax group 2/86 headed by Iberdrola, S.A. since its incorporation.

Without prejudice to this special tax regime in Spain, which applies to the Parent and certain of its consolidated Spanish subsidiaries, other Spanish and foreign subsidiaries file individual income tax returns in accordance with the laws applicable to them.

The differences between the tax charge allocated to the nine-month periods ended September 30, 2007 and 2006 and the tax payable for those periods, recorded under "Deferred tax assets" and "Deferred tax liabilities", as appropriate, in the consolidated balance sheets at September 30, 2007 and 2006, arose as a result of the temporary differences relating to the difference between the carrying amount of certain assets and liabilities and their tax bases. The main differences are the following:

- Temporary differences arising from the measurement of assets and liabilities related to derivatives and assets that were measured at their market value in business combinations for which the difference between the tax base and carrying amount is not deductible for tax purposes.
- Temporary differences arising from changes in the value of investment securities whose carrying amount is not fully deductible for tax purposes.
- Temporary differences arising from the tax applied to the accelerated depreciation of items of property, plant and equipment by some Group companies.
- Temporary differences arising from prepaid taxes on intra-group transactions.

The detail of current and deferred "Income tax" is as follows:

	Balance at 09/30/07	Balance at 09/30/06
	Thousands of euros	
Current tax	29,793	57,374
Deferred tax	6,136	17,032
	35,929	74,406

The detail of the movements in deferred tax assets and liabilities in the nine-month periods ended September 30, 2007 and 2006 is as follows:

	Balance at 01/01/06	Charge (credit) to profit and loss	Credit (charge) to asset and liability revaluation reserve	Increases/ (Decreases)	Balance at 09/30/06	Balance at 01/01/07	Charge (credit) to profit and loss	Credit (charge) to asset and liability revaluation reserve	Increases/ (Decreases)	Balance at 09/30/07
					Thousands of euros					
Deferred tax assets										
From elimination of intra-group profits	29,619	678	—	(2,438)	27,859	28,045	(8,605)	—	1,265	20,705
From measurement of derivative financial instruments										
Hedging derivatives	4,732	—	(4,226)	(78)	428	692	—	—	(692)	—
Non-hedging derivatives	21,148	(21,148)	—	—	—	—	—	—	—	—
Tax credits for loss carryforwards and deductions	—	3,740	—	—	3,740	4,987	4,124	—	(4,987)	4,124
Other	(50)	539	—	469	958	—	(72)	—	11,575	11,503
	55,449	(16,191)	(4,226)	(2,047)	32,985	33,724	(4,553)	—	7,161	36,332
Deferred tax liabilities										
From standardization of depreciation methods	(15,311)	(628)	—	—	(15,939)	(14,844)	(1,532)	—	2,053	(14,323)
From allocation of fair value in business combinations	(10,093)	—	—	1,811	(8,282)	(8,282)	1,108	—	—	(7,174)
From measurement of derivative financial instruments										
Hedging derivatives	—	—	—	—	—	—	—	(905)	(415)	(1,320)
Other	—	(213)	—	(266)	(479)	(3,612)	(1,159)	—	859	(3,912)
	(25,404)	(841)	—	1,545	(24,700)	(26,738)	(1,583)	(905)	2,497	(26,729)

Income tax expense on consolidated companies for the nine-month periods ended September 30, 2007 and 2006 was calculated as follows:

	2007	2006
	Thousands of euros	
Profit before tax	**91,460**	**228,550**
Non-deductible expenses and non-computable income from consolidation adjustments	280	44
Adjusted consolidated accounting profit	**91,740**	**228,594**
Gross tax calculated at the tax rate in force in each country	28,439	77,394
Tax relief	(2,152)	(2,185)
Adjustment to corporate tax rate and other	9,642	(803)
Income tax	**35,929**	**74,406**

20. CURRENT TAX RECEIVABLES AND PAYABLES

The detail of "Tax receivables" and "Current tax liabilities and other tax payables" on the asset and liability sides, respectively, of the consolidated balance sheets at September 30, 2007 and 2006, is as follows:

	2007	2006
	Thousands of euros	
Current assets		
VAT receivable	110,858	78.790
Other	51,015	55,081
	161,873	**133,871**
Current liabilities		
VAT payable	16,904	10,320
Tax withholdings payable	1,331	375
Income tax payable	34,337	72,723
Social security payable	136	427
	52,708	**83,845**

In general, Group companies have all years since 2003 open for review by the tax inspection authorities for the main taxes applicable to them. However, this period may differ in the case of the Group companies taxed in different tax jurisdictions.

21. OTHER CURRENT LIABILITIES

The detail of this heading in the accompanying consolidated balance sheets at September 30, 2007 and 2006 is as follows:

	Balance at 09/30/07	Balance at 09/30/06
	Thousands of euros	
Iberdrola Group companies and related companies (Note 32)	3,047,850	2,173,385
Suppliers of fixed assets	110,474	82,462
Other payables	33,716	6,638
	3,192,040	**2,262,485**

22. REVENUE

The detail of this heading for the nine-month periods ended September 30, 2007 and 2006 is as follows:

	2007	2006
	Thousands of euros	
Electricity sales in Spain under ordinary regime		
Other sales	10,704	18,572
Electricity sales in Spain under special regime		
Sales to pool	193,942	255,787
Sales to other distributors	230,749	206,367
Electricity sales outside Spain	59,007	33,691
	494,402	514,417

23. STAFF COSTS

The detail of this heading for the nine-month periods ended September 30, 2007 and 2006 is as follows:

	2007	2006
	Thousands of euros	
Wages and salaries	35,182	20,035
Social security contributions	6,329	4,914
	41,511	**24,949**
Capitalized staff costs		
Property, plant and equipment (Note 4.f)	**6,142**	**6,094**

The average number of employees in the nine-month periods ended September 30, 2007 and 2006 was 841 and 703, respectively. The detail by professional category is as follows:

	2007			2006		
	Men	Women	Total	Men	Women	Total
University graduates and similar	333	78	411	254	56	310
Technicians	139	33	172	144	32	176
Clerical staff	53	12	65	45	10	55
Skilled workers	156	37	193	132	30	162
	681	**160**	**841**	**575**	**128**	**703**

The average number of employees in the consolidated Group is calculated based on the percentage ownership of IBERDROLA RENOVABLES in the joint ventures consolidated using proportionate consolidation and the total number of employees of fully-consolidated subsidiaries.

24. OUTSIDE SERVICES

The detail of this heading for the nine-month periods ended September 30, 2007 and 2006 is as follows:

	2007	2006
	Thousands of euros	
Operation and maintenance	43,392	35,786
Insurance	5,992	5,280
Fees	10,139	10,641
Project development costs	15,468	10,457
Other	32,282	24,313
	107,273	**86,477**

25. DEPRECIATION AND AMORTIZATION

The detail of this heading for the nine-month periods ended September 30, 2007 and 2006 is as follows:

	2007	2006
	Thousands of euros	
Depreciation charge for property, plant and equipment (Note 9)	157,504	138,146
Amortization of intangible assets (Note 8)	2,746	2,917
Capital grants transferred to profit or loss (Note 14)	(2,933)	(3,495)
	157,317	137,568

26. FINANCE INCOME

The detail of this heading for the nine-month periods ended September 30, 2007 and 2006 is as follows:

	2007	2006
	Thousands of euros	
Interest and finance income from loans or similar		
—From Group companies and associates (Note 32)	530	47
—From related parties (Note 32)	2	4
—Other finance income	2,321	1,201
Settlement and change in fair value of non-hedging derivatives	77	19,762
Exchange gains	812	—
Capitalized finance costs		
Property, plant and equipment (Note 4-f)	5,291	4,403
	9,033	25,417

27. FINANCE COSTS

The detail of this heading for the nine-month periods ended September 30, 2007 and 2006 is as follows:

	2007	2006
	Thousands of euros	
Finance costs and similar expenses:		
—From loans from third parties	25,005	7,701
—From loans from Group companies (Note 32)	86,632	43,372
—From loans from related parties (Note 32)	3,387	7,727
Changes in fair value of hedging derivatives	417	5,619
Changes in fair value of non-hedging derivatives	(94)	5,063
Exchange losses	1,679	—
Finance costs from valuation of debt at amortized cost	536	186
	117,562	69,668

28. SWAPS

The Group engaged in no material transactions in the nine-month periods ended September 30, 2007 and 2006 entailing the delivery of cash.

29. BUSINESS COMBINATIONS

The IBERDROLA RENOVABLES Group did not undertake any business combinations in the nine-month periods ended September 30, 2007 and 2006.

On the other hand and in connection with the mentioned in the Note 4.f about acquisitions of group of assets or of net assets that do not constitute a business (basically, companies that consist basically of a wind farm, which are specified in the annex to these notes), the total investment at this regard as at September 30, 2007 and 2006 amounts to 117,300 and 74,582 thousands euros, respectively.

30. CONTINGENT LIABILITIES

The IBERDROLA RENOVABLES Group's contingent liabilities, mainly litigation and other legal issues, are not material.

31. GUARANTEE COMMITMENTS TO THIRD PARTIES

At September 30, 2007 and 2006, the IBERDROLA RENOVABLES Group had provided guarantees of 264,089 thousand and 192,431 thousand euros, respectively, basically to various public bodies and financial institutions.

The Group considers that any additional liabilities that could arise from the guarantees provided at September 30, 2007 and 2006 would not be material.

Also, the IBERDROLA RENOVABLES Group, in compliance with the contractual obligations related to loans received from banks, had pledged all or part of its shares at September 30, 2007 and 2006. The detail by company of pledged shares is as follows:

	September 30, 2007		September 30, 2006	
Company	Number of shares pledged by percentage of Group ownership	Carrying amount by percentage of Group ownership	Number of shares pledged by percentage of Group ownership	Carrying amount by percentage of Group ownership
		Thousands of euros		
Desarrollo de Energías Renovables de La Rioja, S.A.	668,415	9,335	668,415	9,164
Eólicas de La Rioja, S.A.	—	—	63,550	6,522
Molinos del Cidacos, S.A.	325,745	9,071	325,745	8,120
Sistemas Energéticos Torralba, S.A.	18,483	3,905	18,483	4,420
Sistemas Energéticos Mas Garullo, S.A.	12,570	1,770	12,570	2,733
Sistemas Energéticos La Muela, S.A.	25,500	3,125	25,500	4,134
Sistemas Energéticos del Mon-cayo, S.A.	24,075	5,188	24,075	4,003
Eólicas de Campollano, S.A.	272,425	4,039	272,425	3,753
Biovent Energía, S.A.	1,700	38,974	1,700	32,936
Energías Renovables de la Región De Murcia, S.A.	2,561,450	28,032	2,561,450	26,983
Molinos de La Rioja, S.A.	127,110	2,756	127,110	2,659
Energías Eólicas de Cuenca, S.A.	70,310	6,310	47,500	4,758
Iberdrola Energías Renovables de La Rioja, S.A.	63,608	56,580	63,608	60,567

32. BALANCES AND TRANSACTIONS WITH OTHER IBERDROLA GROUP COMPANIES AND RELATED PARTIES

The table below shows the detail of balances and transactions with Iberdrola Group companies and related parties at September 30, 2007 and 2006 and for the nine-month periods then ended:

	At September 30, 2007					Nine-month period ended September 30, 2007			
	Non-current other financial assets	Current receivables	Bank borrowings-loans	Other current liabilities	Other non-current payables	Revenue	Services received	Finance income	Finance costs
	Thousands of euros								
Group									
Iberdrola, S.A.	—	38	—	2,803,351	377,105	—	10,686	530	86,632
Iberdrola Generación, S.A.U.	—	—	—	21,750	—	15,400	2,092	—	—
Iberdrola Distribución, S.A.U.	—	38,159	—	30	—	153,920	19	—	—
Iberdrola Ingeniería y Construcción, S.A.U.	—	—	—	45,025	—	—	3,357	—	—
Iberdrola Energía Altamira de Servicios, S.A. de C.V.	—	—	—	322	—	—	—	—	—
	—	38,197	—	2,870,478	377,105	169,320	16,154	530	86,632
Related parties									
Gamesa Group	10,660	—	—	177,372	39,549	—	14,441	2	—
Bilbao Bizkaia Kutxa (*)	—	—	6,488	—	—	—	—	—	406
Banco Bilbao Vizcaya Argentaria (**)	—	—	—	—	—	—	—	—	2,981
Grupo ACS (*)	—	—	—	—	—	—	—	—	—
Caja de Ahorros de Valencia, Castellón y Alicante—Bancaja (***)	—	—	—	—	—	—	—	—	—
TOTAL	10,660	38,197	6,488	3,047,850	416,654	169,320	30,595	532	90,019

(*) Significant shareholders of Iberdrola, S.A.

(**) This entity ceased to be a significant shareholder of Iberdrola, S.A. in February 2007 and transactions carried out to that date are included in the table.

(***) Significant shareholder of Iberdrola, S.A. from July 2007

Also, in the nine-month period ended September 30, 2007, the Group acquired property, plant and equipment assets from Iberdrola Ingeniería y Construcción, S.A.U. and Gamesa Group worth 60,119 and 193,349 thousand euros, respectively.

	At September 30, 2006						Nine-month period ended September 30, 2006			
	Cash	Non-current other financial assets	Current receivables	Bank borrowings-loans	Other current liabilities	Other non-current payables	Revenue	Services received	Finance income	Finance costs
	Thousands of euros									
Group										
Iberdrola, S.A.	—	—	1,877	—	1,950,044	425,878	—	7,122	47	43,372
Iberdrola Generación, S.A.U.	—	—	42,468	—	—	—	248,997	1,685	—	—
Iberdrola Distribución, S.A.U.	—	—	29,891	—	402	12	148,662	(72)	—	—
Iberdrola Ingeniería y Construcción, S.A.U.	—	—	7	—	28,860	—	—	2,120	—	—
	—	—	74,243	—	1,979,306	425,890	397,659	10,855	47	43,372
Related parties										
Gamesa Group	—	25,794	(1,750)	—	194,079	39,549	—	8,120	4	394
Bilbao Bizkaia Kutxa (*)	—	—	—	6,138	—	—	—	—	—	270
Banco Bilbao Vizcaya Argentaria (*)	2,190	—	—	69,361	—	—	—	—	55	7,063
ACS Group (**)	—	—	—	—	—	—	—	—	—	—
TOTAL	2,190	25,794	72,493	75,499	2,173,385	465,439	397,659	18,975	106	51,099

(*) Significant shareholders of Iberdrola, S.A.

(**) Significant shareholder of Iberdrola, S.A. from June 2006

Also, in the nine-month period ended September 30, 2006, the Group acquired property, plant and equipment assets from Iberdrola Ingeniería y Construcción, S.A.U. and Gamesa Group worth 3,959 and 84,655 thousand euros, respectively.

All transactions with group and related companies were carried out at arm's length prices.

On October 1, 2001, IBERDROLA RENOVABLES subscribed a current account contract with Iberdrola S.A. for an indefinite period, bearing interest at the three-month EURIBOR rate plus a spread of 0.15% for debtor balances and 0.10% for creditor balances. Interest is paid quarterly. At September 30, 2007 and 2006, the outstanding balance of these investments amounted to 2,803,351 thousand and 1,950,044 thousand euros respectively, and is included in "Other current liabilities" on the consolidated balance sheet.

In 2006, the Group reached an agreement with Gamesa Eólica, S.A. for the supply of wind turbines by which the Gamesa Group will supply the Group wind turbines with total capacity of 2,700 MW valued at over 2,300 million euros between 2007 and 2009 for installation in Spain, the rest of Europe, Mexico and the US. The contract extends to assembly and start-up, as well as operating and maintenance services during the guarantee period.

Also during the same year, the Group committed to buying from Gamesa Energía (a subsidiary of Gamesa Corporación Tecnológica, S.A.) approximately 1,000 MW of wind capacity in the US, worth between 700 and 1,100 million US dollars, depending on the total capacity actually acquired and output.

33. FINANCIAL POSITION

The interim condensed consolidated financial statements for the nine-month periods ended September 30, 2007 and 2006 show a net working capital requirement, mainly due to the classification as current borrowings of the reciprocal current account debts that various Group companies have with Iberdrola, S.A. (see Note 32). It is the intention of Iberdrola, S.A. as the Group's Sole Shareholder, to provide all finance necessary to allow the Group to adequately carry on its business activities.

34. ENVIRONMENTAL INFORMATION

The Group incurred environmental expenses for insignificant amounts during the period. It was not considered necessary to record any provision for liabilities and charges in connection with environmental issues, nor are there any contingencies relating to environmental protection and enhancement.

35. EARNINGS PER SHARE

The table below shows the calculation of basic and diluted earnings per share for the nine-month periods ended September 30, 2007 and 2006:

	09/30/07	09/30/06
Net profit (thousands of euros)	48,739	144,024
Average number of shares	16,460,044	16,460,044
Basic and diluted earnings per share (euros)	2.96	8.75

36. EVENTS AFTER THE BALANCE SHEET DATE

As indicated in Note 13, on May 22, 2007, the Board of Directors of Iberdrola, S.A., the Sole Shareholder of IBERDROLA RENOVABLES, agreed to initiate proceedings to place on the market, via a capital increase, up to 20% of the share capital of IBERDROLA RENOVABLES.

Within the context of this transaction, certain assets and liabilities of the Scottish Power group, which was acquired by Iberdrola, S.A. on April 23, 2007, were contributed to IBERDROLA RENOVABLES. Specifically, on October 3, 2007, Iberdrola, S.A. fully subscribed to IBERDROLA RENOVABLES' 1,335,400 thousand euros capital, with a share premium of 3,443,995 thousand euros.

The capital increase was fully subscribed for and paid up via the non-monetary contribution of the entire share capital of Scottish Power Renewable Energy Holdings Limited, which owns all the shares in the other companies originally belonging to Scottish Power, plc. engaged in the following businesses:

- Renewable energies in the UK
- Renewable energies in the US
- Gas storage in the US
- Electricity and gas supply and trading in the US

On November 5, 2007, another capital increase has been fully subscribed by the sole shareholder Iberdrola, S.A. amounting to 189,626 thousand euros, with a share premium of 489,045 thousand euros via the non-monetary contribution consisting of an Iberdrola credit to Scottish Power Renewable Energy Holdings Limited.

Following these two capital increases and taking into account the agreement signed on November 5, 2007 by the sole shareholder Iberdrola, S.A. regarding a stock split to reduce the nominal value of the shares from 10 to 0.50 euros, the capital of IBERDROLA RENOVABLES now comprises 3,379,251,920 shares, all of which have a nominal value of 0.50 euros.

APPENDIX

INFORMATION ON SUBSIDIARIES, ASSOCIATES AND INVESTEES

The tables below give details of the percentage ownership held either directly or indirectly by Iberdrola Renovables, S.A.U. in its subsidiaries. The percentage of voting rights in the corporate bodies of these companies controlled by Iberdrola basically corresponds to the percentage of ownership.

A. COMPANIES MAJORITY OWNED OR CONTROLLED AND FULLY CONSOLIDATED FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2007 AND 2006

Company	Location	Activity	Direct or indirect percentage ownership 09/30/07	09/30/06
Iberdrola Energ. Rinnovabili, S.P.A.	Italy	Energy	100.00	100.00
C. Rokas, S.A. subgroup[1], made up of 35 companies	Greece	Energy	49.90	49.90
Iberdrola Renewable Energies of UK Ltd.	UK	Energy	100.00	100.00
Higher Darracott Moor Wind Farm Ltd.[4]	UK	Energy	100.00	100.00
Acolia Produçao de Energía, S.A.	Portugal	Energy	78.00	78.00
Iberdrola Energies Renouvelables, S.A.S	France	Energy	100.00	100.00
Perfect Wind subgroup, made up of 27 companies[2]	France	Energy	100.00	100.00
Iberdrola Regenerative Energien, GMBH	Germany	Energy	100.00	100.00
Energías Renováveis do Brasil, Ltda.	Brazil	Energy	100.00	100.00
Iberdrola Energías Renováveis, S.A.	Portugal	Energy	100.00	100.00
Iberdrola Energía Odnawialna Spo3kaz Ograniczon Odpowiedzialnocecil subgroup, made up of 2 companies	Poland	Energy	100.00	100.00
Iberenova Promociones, S.A.U.	Madrid	Energy	100.00	100.00
Ciener, S.A.U.	Vizcaya	Energy	100.00	100.00
Energía I Vent, S.A.	Barcelona	Energy	90.00	90.00
Iberdrola Energías Renovables de Galicia, S.A.U.	Orense	Energy	100.00	100.00
Iberdrola Energías Renovables de Castilla La Mancha, S.A.U.	Toledo	Energy	100.00	100.00
Minicentrales del Tajo, S.A.	Madrid	Energy	66.58	66.58
Eonergi Energía Eolica, S.A. (Alto Moncao)[2]	Portugal	Energy	100.00	—
Biovent Energía, S.A.	Valladolid	Energy	85.00	85.00
Iberdrola Energías Renovables de Andalucía, S.A.U.	Seville	Energy	100.00	100.00
Iberdrola Energías Renovables de Aragón, S.A.U.	Zaragoza	Energy	100.00	100.00
Sociedad Gestora de Parques Eólicos Campo de Gibraltar, S.A.	Malaga	Energy	55.00	55.00
Sociedad Gestora de Parques Eólicos de Andalucía, S.A.	Malaga	Energy	55.00	55.00
Biovent Holding, S.A.[2]	Valladolid	Energy	95.00	85.00
Sistemas Energéticos Chandrexa, S.A.	Orense	Energy	96.07	96.07
Sistemas Energéticos Mas Garullo, S.A.	Zaragoza	Energy	51.00	51.00
Sistemas Energéticos La Muela, S.A.	Zaragoza	Energy	50.00	50.00
Sistemas Energéticos del Moncayo, S.A.	Valladolid	Energy	75.00	75.00
Sistemas Energéticos Torralba, S.A.	Zaragoza	Energy	60.00	60.00
Eme Dólar Uno, S.L.U.	Seville	Energy	100.00	100.00
Eme Hueneja Tres, S.L.U.	Seville	Energy	100.00	100.00
Eme Dólar Tres, S.L.U.	Seville	Energy	100.00	100.00
Eme Ferreira Dos, S.L.U.	Seville	Energy	100.00	100.00
Global Solar Energy, S.A.	Murcia	Energy	100.00	100.00
Windfarm Wirfus, GMBH[2][3]	Germany	Energy	—	100.00
EBV Windpark 23, GMBH[2][3]	Germany	Energy	—	100.00

Company	Location	Activity	Direct or indirect percentage ownership 09/30/07	09/30/06
Rastenberg, GMBH(2)(3)	Germany	Energy	—	100.00
Iberdrola Renewable Energies USA Limited subgroup, made up of 30 companies(2)	US	Energy	100.00	100.00
Electra Sierra de San Pedro, S.A.	Cáceres	Energy	80.00	80.00
Sistema Energéticos Los Campillos, S.A.U.(4)	Valladolid	Energy	—	100.00
Ousauhing Raisner, AS(2)	Estonia	Energy	80.00	80.00
Iberdrola Energía Marinas de Cantabria, S.A.	Cantabria	Energy	60.00	60.00
Energías Eólicas de Cuenca, S.A.	Cuenca	Energy	62.50	62.50
Energiaki Alogorachis, S.A.(2)	Greece	Energy	100.00	—
Iberdrola Regenerat Energien Verwaltungs, GMBH(2)(3)	Germany	Energy	—	100.00
Windpark Jülicher Land(2)	Germany	Energy	100.00	—
EC Energoconsult Mernökszolgalati, I.E.K.(2)	Hungary	Energy	90.00	100.00
Somozas Energías y Recursos Medioambientales, S.A.(2)	La Coruña	Energy	90.00	—
Iberdrola Energía Solar de Puertollano, S.A.	Ciudad Real	Energy	90.00	—
Magullan Investment Vagyonkezelo, KFT(2)	Hungary	Energy	100.00	—
Parques Eólicos Puerto de Málaga, S.L.(2)	Malaga	Energy	55.00	—
Kaptar Sxeleromu, KFT(2)	Hungary	Energy	100.00	—
Villardefrades Eólica, S.L.(2)	Valladolid	Energy	95.00	68.00
Parque Eólico Cruz del Carrutero, S.L.	Valladolid	Energy	76.00	—
Parque Eólico Fuente Salada, S.L.(6)	Valladolid	Energy	—	—
Parque Eólico Los Collados, S.L.(6)	Valladolid	Energy	—	—
Iberdrola Energ OT Vazobnoviaemi IZT(2)	Bulgaria	Energy	100.00	—
Iberdrola Energías Renovables de Canarias, S.A.	The Canary Islands	Energy	100.00	—
Energías Ecológicas de Canarias, S.A.	The Canary Islands	Energy	50.00	—
Energías Ecológicas de Fuerteventura, S.L.	Fuerteventura	Energy	50.00	—
Parques Ecológicos de México, S.A. de C.V.	Mexico	Energy	100.00	—
Energías Ecológicas de La Gomera, S.L.	La Gomera	Energy	50.00	—
Energías Ecológicas de La Palma, S.A.	La Palma	Energy	50.00	—
Energías Ecológicas de Lanzarote, S.L.	Lanzarote	Energy	50.00	—
Energías Ecológicas de Fuentecaliente, S.L.	Tenerife	Energy	50.00	—
Amithaba Vagyonkezelo, KFT(2)	Hungary	Energy	100.00	—

(1) Listed on the Greece stock exchange.

(2) Company related to the investment mentioned in Note 29.

(3) Merged with Iberdrola Regenerative Energien GMBH.

(4) Merged with Iberenova Promociones, S.A.U.

(5) Merged with Iberdrola Renewable Energies of UK Ltd.

(6) Company merged with Villardefrades Eólica, S.L. in 2007.

B. JOINTLY CONTROLLED ENTITIES CONSOLIDATED USING THE PROPORTIONATE CONSOLIDATION METHOD FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2007 AND 2006 (*)

Company	Location	Activity	Direct or indirect percentage ownership 09/30/07	09/30/06
Iberdrola Energías Renovables de La Rioja, S.A.	La Rioja	Energy	63.55	63.55
Eólicas de Euskadi, S.A.	Vizcaya	Energy	50.00	50.00
Molinos del Cidacos, S.A.	La Rioja	Energy	31.78	31.78
Desarrollo de Energías Renovables de La Rioja, S.A.	La Rioja	Energy	40.51	40.51
Energías Renovables de la Región de Murcia, S.A.	Murcia	Energy	50.00	50.00
Molinos de La Rioja, S.A.	La Rioja	Energy	42.36	42.36
Eólicas de Campollano, S.A.	Madrid	Energy	25.00	25.00
Ecobarcial, S.A.	Zamora	Energy	43.78	39.02
Electra de Malvana, S.A.	Cáceres	Energy	48.00	48.00
Electra de Montachez, S.A.	Cáceres	Energy	40.00	40.00
Sistema Eléctrico de Conexión Huenéja, S.L.(2)	Granada	Energy	41.80	41.76
Saltos del Belmontejo, S.A.	Cuenca	Energy	24.84	24.84
Electra de Layna, S.A.	Valladolid	Energy	47.50	42.50
Eólicas de La Rioja, S.A.(3)	La Rioja	Energy	—	63.55
Aerocastilla, S.A.	Valladolid	Energy	57.00	51.00
Generación de Energía Eólica, S.A.	Valladolid	Energy	57.00	51.00
Vientos de Castilla y León, S.A.	Valladolid	Energy	57.00	51.00
Eólicas Fuente Isabel, S.A.	Valladolid	Energy	57.00	51.00
Productora de Energía Eólica, S.A.	Valladolid	Energy	56.91	51.00
Energías de Castilla y León, S.A.	Valladolid	Energy	85.50	76.50
Energía Global Castellana, S.A.(2)	Valladolid	Energy	95.00	51.00
Peache Energías Renovables, S.A.	Valladolid	Energy	57.00	51.00
Energías Eólicas de Sisante, S.A.(4)	Cuenca	Energy	—	50.00
Producción Energéticas de Castilla y León, S.A.	Valladolid	Energy	85.50	76.50
Bionor Eólico, S.A.(2)	Valladolid	Energy	57.00	—
Sierra de Baños, S.L.(2)	Navarre	Energy	30.00	—

(*) With regard to the key figures for these companies and given the lack of significant changes thereto, we refer the reader to the information detailed in Note 30 of the consolidated annual accounts for the year ended December 31, 2006.

(2) Company related to investment mentioned in Note 29.

(3) Merged with Iberdrola Energías Renovables de La Rioja, S.A. in 2007

(4) Dissolved in 2006

C. ASSOCIATES ACCOUNTED FOR USING THE EQUITY METHOD IN THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2007 AND 2006

Company	Location	Activity	Direct or indirect percentage ownership 09/30/07	09/30/06
Sotavento Galicia, S.A.	La Coruña	Energy	8.00	8.00

AUDIT REPORT

* * * *

IBERDROLA ENERGÍAS RENOVABLES, S.A.U. AND SUBSIDIARIES

Consolidated Annual Accounts and Consolidated Management Report for the year ended December 31, 2006

(Translation of a report and consolidated annual accounts originally issued in Spanish. In the event of discrepancy, the Spanish-language version prevails)

AUDIT REPORT ON THE CONSOLIDATED ANNUAL ACCOUNTS

Translation of a report and consolidated annual accounts originally issued in Spanish. In the event of discrepancy, the Spanish-language version prevails.

To the Sole Shareholder of
Iberdrola Energías Renovables, S.A.U.

We have audited the consolidated annual accounts of Iberdrola Energías Renovables, S.A.U. and its subsidiaries (the Group), which comprise the consolidated balance sheet at December 31, 2006, the consolidated income statement, the consolidated statement of recognised income and expense, the consolidated cash flow statement and the notes thereto for the year then ended, the preparation of which is the responsibility of the Parent Company's sole director. Our responsibility is to express an opinion on the aforementioned consolidated annual accounts taken as a whole, based upon work performed in accordance with auditing standards generally accepted in Spain, which require the examination, through the performance of selective tests, of the evidence supporting the annual accounts, and the evaluation of their presentation, of the accounting principles applied, and of the estimates made.

In accordance with mercantile law, for comparative purposes the Parent Company's sole director has included for each of the captions included in the consolidated balance sheet, the consolidated income statement, the consolidated statement of recognized income and expense, the consolidated cash flow statement and the notes thereto, in addition to the figures of 2006, those of 2005. Our opinion refers only to the consolidated annual accounts for 2006. On April 3, 2006 we issued our audit report on the 2005 consolidated annual accounts, in which we expressed an unqualified opinion.

In our opinion, the accompanying 2006 consolidated annual accounts give a true and fair view, in all material respects of the equity and financial position of Iberdrola Energías Renovables, S.A.U. and its subsidiaries at December 31, 2006 and the consolidated results of its operations, the changes in consolidated equity contained in the consolidated statement of recognized income and expense and the consolidated cash flow for the year then ended and contain the required information necessary for their adequate interpretation and comprehension, in conformity with the international financial reporting standards adopted by the European Union which are consistent with those applied to the figures and information corresponding to the 2005 consolidated financial statements.

The accompanying consolidated management report for the year ended December 31, 2006 contains such explanations as the Parent Company's sole director considers appropriate concerning the situation of Iberdrola Energías Renovables, S.A.U. and its subsidiaries, the evolution of their business and other matters, and is not an integral part of the consolidated annual accounts. We have checked that the accounting information included in the consolidated management report mentioned above agrees with the consolidated annual accounts for the year ended December 31, 2006. Our work as auditors is limited to verifying the consolidated management report in accordance with the scope mentioned in this paragraph, and does not include the review of information other than that obtained from the accounting records of the consolidated companies.

ERNST & YOUNG, S.L.
Signed on the original in Spanish

April 2, 2007

CONSOLIDATED ANNUAL ACCOUNTS AND MANAGEMENT REPORT
FOR THE YEAR ENDED DECEMBER 31, 2006

CONTENTS

IBERDROLA ENERGÍAS RENOVABLES, S.A.U. AND SUBSIDIARIES

Consolidated balance sheet

	Note	At December 31, 2006	At December 31, 2005
		Thousands of euros	
ASSETS			
NON-CURRENT ASSETS			
Intangible assets	8	**44,316**	**42,405**
Goodwill		30,963	30,850
Other intangible assets		13,353	11,555
Property, plant and equipment	9	**4,135,342**	**3,460,054**
Property, plant and equipment in use		3,574,582	3,139,575
Property, plant and equipment in progress		560,760	320,479
Financial assets	10	**71,001**	**30,319**
Investments accounted for using the equity method		143	143
Non-current equity investments		1,130	288
Other non-current financial investments		67,299	29,888
Derivative financial instruments		2,429	—
Non-current trade and other receivables	18	—	**10,727**
Deferred tax assets	17	**33,724**	**55,449**
		4,284,383	**3,598,954**
CURRENT ASSETS			
Current trade and other receivables	11	**144,977**	**293,184**
Current financial assets	10	**38,715**	**33,439**
Current equity investments		2,314	485
Other financial investments		35,083	32,954
Derivative financial instruments		1,318	—
Tax receivables	20	**145,012**	**101,399**
Cash and cash equivalents	12	**122,788**	**61,350**
		451,492	489,372
TOTAL ASSETS		4,735,875	4,088,326
EQUITY AND LIABILITIES			
Of shareholders of the parent	13		
Share capital		164,600	164,600
Share premium		101,979	101,979
Unrealized assets and liabilities revaluation reserve		770	(8,643)
Other reserves		261,769	153,402
Translation differences		85	2,159
Net profit for the year		189,688	144,325
Of minority interests		**75,766**	**66,539**
		794,657	624,361
NON-CURRENT LIABILITIES			
Deferred income	14	**117,506**	**90,928**
Provisions	15	**15,343**	**27,375**
Provisions for pensions and similar obligations		564	525
Other provisions		14,779	26,850
Bank borrowings and other financial liabilities		**484,598**	**365,985**
Bank borrowings-loans	16	482,194	293,125
Derivative financial instruments	17	2,404	72,860
Other non-current liabilities	18	**460,963**	**495,191**
Deferred tax liabilities	19	**26,738**	**25,404**
		1,105,148	**1,004,883**
CURRENT LIABILITIES			
Provisions		**2,330**	**8,791**
Other provisions		2,330	8,791
Bank borrowings and other financial liabilities		**109,020**	**79,078**
Bank borrowings loans	16	108,895	78,435
Derivative financial instruments	17	125	643
Trade and other payables		**2,724,720**	**2,371,213**
Trade payables		173,438	123,223
Current tax liabilities and other tax payables	20	64,006	76,907
Other current liabilities	33	2,487,276	2,171,083
		2,836,070	**2,459,082**
TOTAL EQUITY AND LIABILITIES		**4,735,875**	**4,088,326**

Notes 1 to 39 to the accompanying consolidated financial statements and the appendix are an integral part of the consolidated balance sheet.

IBERDROLA ENERGÍAS RENOVABLES, S.A.U. AND SUBSIDIARIES

Consolidated income statement for the year ended

	Note	At December 31, 2006	At December 31, 2005
		Thousands of euros	
Revenue	21	**695,635**	**557,256**
Staff costs	22	(38,186)	(21,651)
Capitalised staff costs	22	8,125	5,656
Outside services	23	(114,104)	(77,367)
Other operating income		14,063	8,044
		(130,102)	**(85,318)**
Taxes other than income tax		(8,848)	(14,302)
		556,685	**457,636**
Depreciation and amortization, charge and allowances	24	(182,435)	(149,889)
PROFIT FROM OPERATIONS		**374,250**	**307,747**
Result of companies accounted for using the equity method		—	36
Finance income	25	31,802	4,423
Finance costs	26	(100,374)	(68,780)
Gains on disposal of non-current assets		934	157
Losses on disposal of non-current assets		—	(219)
PROFIT BEFORE TAX		**306,612**	**243,364**
Income tax	19	(106,240)	(90,164)
NET PROFIT FOR THE YEAR		**200,372**	**153,200**
Minority interests	13	(10,684)	(8,875)
NET PROFIT FOR THE YEAR ATTRIBUTABLE TO EQUITY HOLDERS OF THE PARENT		**189,688**	**144,325**
EARNINGS PER SHARE (EUROS)		**11.52**	**8.77**

Notes 1 to 39 to the accompanying consolidated financial statements and the appendix are an integral part of the consolidated income statement.

IBERDROLA ENERGÍAS RENOVABLES, S.A.U. AND SUBSIDIARIES

Consolidated statement of recognized income and expense

	For the years ended December 31, 2006 and 2005					
	Year ended December 31, 2006			Year ended December 31, 2005		
	Parent company	Minority interests	Total	Parent company	Minority interests	Total
	Thousands of euros					
Net income recognized directly in equity						
Other reserves						
Other	—	—	—	3,262	—	3,262
Tax effect	—	—	—	(1,142)	—	(1,142)
	—	—	—	**2,120**	—	**2,120**
Unrealized assets and liabilities revaluation reserves						
Change in the value of cash flow hedges	14,482	—	14,482	657	—	657
Tax effect	(5,069)	—	(5,069)	(230)	—	(230)
	9,413	—	**9,413**	**427**	—	**427**
Translation differences						
Change in translation differences	(2,756)	—	(2,756)	(72)	—	(72)
Tax effect	682	—	682	25	—	25
	(2,074)	—	**(2,074)**	**(47)**	—	**(47)**
Net Profit for the year	**189,688**	**10,684**	**200,372**	**144,325**	**8,875**	**153,200**
	197,027	**10,684**	**207,711**	**146,825**	**8,875**	**155,700**

Notes 1 to 39 to the accompanying consolidated financial statements and the appendix are an integral part of the consolidated statement of recognized income and expense.

IBERDROLA ENERGÍAS RENOVABLES, S.A.U. AND SUBSIDIARIES

Consolidated cash flow statements

	Note	2006	2005
		For the years ended December 31, 2006 and 2005	
		Thousands of euros	
Cash flows from operating activities (I)			
Profit for the year		**200,372**	**153,200**
Adjustments for:			
Depreciation and amortization expense and provisions	15 - 24	187,243	152,000
Net result of associates		—	(36)
Grants credited to income	14	(4,808)	(2,111)
Finance income and expense	25 - 26	68,572	64,357
Gains on disposal of non-current assets		(934)	62
Change in working capital			
Change in trade and other receivables		74,356	(44,994)
Change in trade and other payables		401,775	392,290
Effect in working capital of changes in the consolidation method and/or scope		(238,939)	37,478
Effect in non-current trade and other payables		3,839	2,411
Income tax paid		(13,764)	(5,407)
Interest received		25,750	2,500
		703,462	**751,750**
Cash flows from investing activities (II)			
Investment in intangible assets	8	(8,422)	(5,238)
Investment in property, plant and equipment	9	(644,140)	(617,290)
Investment in subsidiaries, net of cash and cash equivalents acquired	28	—	(97,870)
Purchase of other non-current financial assets		(38,253)	(13,320)
Change in working capital for current financial assets		(5,276)	(21,298)
Proceeds on disposal of non-financial assets		7,271	11,828
Proceeds on disposal of financial assets		—	3,034
		(688,820)	**(740,154)**
Cash flows from financing activities (III)			
Deferred income	14	32,293	30,846
Contributions to provisions	15	—	(61)
Change in working capital for current interest bearing loans and borrowings		29,942	54,742
Cash proceeds from borrowings		118,613	16,857
Interest paid or capitalised		(98,139)	(65,947)
Dividends paid		(35,913)	(14,280)
		46,796	**22,157**
Net increase in cash and cash equivalents (I+II+III)		**61,438**	**33,753**
Cash and cash equivalents at January 1		61,350	27,597
Cash and cash equivalents at December 31		**122,788**	**61,350**

Notes 1 to 39 to the accompanying consolidated financial statements and the appendix are an integral part of the consolidated cash flow statements.

Notes to the consolidated financial statements
December 31, 2006

1. GROUP ACTIVITY

Iberdrola Energías Renovables, S.A.U. (formerly Iberdrola Energías Renovables II, S.A.) was incorporated on July 9, 2001. It engages in all activities, projects and services related to:

- The production and marketing of electricity generated using a range of renewable energies, including but not restricted to, hydro-electric or mini-hydroelectric, wind, solar, photovoltaic, biomass and energy from waste, as well as the development, construction, operation and maintenance of these kinds of renewable energy plants.
- The start-up of all kinds of services related to the engineering of renewable energy power plants in general, and specifically research, engineering or energy consultancy studies, and environmental, technical and economic studies relating to such power plants. Also, the operation and maintenance of plants owned by third parties and participation in projects concerning such plants both as owner or as contractor for their operation, conservation and maintenance.

The Company's registered office is at calle Tomás Redondo, 1, Madrid.

The subsidiaries mainly engage in the generation of electricity from renewable energy sources, both in Spain and abroad. Details of these companies are presented in an appendix to the consolidated financial statements under "Information on subsidiaries, associates and investees of Iberdrola Energías Renovables, S.A.U."

2. BASIS OF PRESENTATION OF THE CONSOLIDATED FINANCIAL STATEMENTS

a) Applicable policies applied

The Iberdrola Energía Renovables Group's 2006 consolidated financial statements were prepared by the Sole Director on March 30, 2007 in accordance with International Financial Reporting Standards (IFRSs), as adopted by the European Union, in conformity with Regulation (EC) 1606/2002 of the European Parliament and of the Council.

These consolidated financial statements were drawn up voluntarily, the Iberdrola Energías Renovables group being under no obligation to present accounts as its Parent Company, Iberdrola Energías Renovables, S.A.U., is a subsidiary of another parent, Iberdrola, S.A., which prepares and presents consolidated financial statements.

These consolidated financial statements have been prepared on a historical cost basis, except for equity investments and derivative financial instruments, which have been measured at fair value. The carrying amounts of assets and liabilities hedged by fair value hedges are restated to reflect variations in their fair value as a result of the risk hedged.

The standards issued by the corresponding bodies whose application is not mandatory in 2006 would not have a material impact on these consolidated annual accounts.

IFRS allow a number of alternative treatments in their regular application, including the following:

- IFRS allow an option whereby finance costs generated by external finance allocated to assets in progress can be recognized as an increase in the cost of acquisition of the assets. The Group has opted to capitalize these finance costs.
- Investments in joint ventures can be consolidated either using the proportionate consolidation method or using the equity method provided the same criteria are applied to all the stakes in joint ventures owned by the Group. The Group consolidates all companies in which it shares control with other partners using the proportionate consolidation method.
- "Intangible assets" and "Property, plant and equipment" can be measured either at fair value or at acquisition cost, adjusted for accumulated depreciation and amortization and any impairment. The Group has opted to recognize these assets at adjusted acquisition cost.

- IFRS allow two possible treatments of government grants: deduct from the carrying amount of the asset the grant received for its acquisition or present the grants as deferred income under liabilities in the balance sheet. The Group has opted for the latter option.

b) Consolidation principles

The Iberdrola Energías Renovables Group fully consolidates subsidiaries over which it exercises control, unless they are considered insignificant to the fair presentation of the Group.

The Iberdrola Energías Renovables Group considers that it has control over a company when it has the power to govern its financial and operating policies so as to obtain benefits from its activities.

Jointly controlled entities that Iberdrola Energías Renovables manages together with other companies were consolidated using proportionate consolidation.

The associates over which the Iberdrola Energías Renovables Group does not exercise control but does have a significant influence were accounted for in the consolidated balance sheet by the equity method. For the purposes of these Consolidated Annual Accounts, it is considered that a significant influence is exercised over companies in which the Group has an ownership of over 20%, except in specific cases in which, although the Group's ownership interest is lower, the existence of a significant influence can be clearly demonstrated.

The appendix to the consolidated financial statements lists all Iberdrola Energías Renovables, S.A.U.'s subsidiaries, jointly controlled entities and associates, together with the consolidation or measurement basis used in preparing the accompanying consolidated financial statements and other related disclosures.

The closing date used for the financial statements of subsidiaries, jointly controlled entities and associates is December 31. The accounting policies applied by these companies are the same or have been conformed to those used by the Iberdrola Energías Renovables Group to prepare these consolidated annual accounts.

The financial statements of each of the foreign companies have been prepared in their respective functional currencies, defined as the currency of the economy in which each company operates and in which it generates and uses cash.

The operations of Iberdrola Energías Renovables, S.A.U. and of its consolidated subsidiaries and jointly controlled entities are consolidated in accordance with the following basic principles:

- On acquisition, the assets, liabilities and contingent liabilities of a subsidiary are recognized at fair value. Any excess of the cost of acquisition of the subsidiary over the company's interest in the fair value of the assets and liabilities is recognized as goodwill.

  If the company's interest in the net fair value fair value of the acquired assets and liabilities (negative goodwill) exceeds the cost of the business combination, that excess is recognized immediately in the consolidated income statement as a gain.

  Results of subsidiaries acquired or sold in the year are included in the consolidated income statement as from the effective date of acquisition or up to the effective date of sale.

- Goodwill acquired in business combinations ceases to be amortized after January 1, 2004, the IFRS transition date, but is tested for impairment.

- The result of measuring investments in associates using the equity method (after eliminating transactions between Group companies) is recognized under "Other reserves" and "Result of companies accounted for using the equity method" on the accompanying consolidated balance sheet and income statement, respectively.

- The interests of minority shareholders in the equity and results of the fully consolidated subsidiaries and proportionately consolidated joint ventures are presented under "Equity—Minority interests" on the liability side of the consolidated balance sheet and "Minority Interests" in the consolidated income statement, respectively.

- The financial statements of foreign companies have been translated into euros using the year-end exchange rate method. This method consists of translating all assets, rights and obligations into euros at the exchange rates prevailing at the date of the consolidated financial statements, translating consolidated income statement items at the average exchange rates for the year, and translating equity items at the exchange rates applying at their date of acquisition (or in the case of retained earnings at the average exchange rates for the year they were generated, provided there were no material transactions that would make this misleading).
- All accounts and transactions between fully and proportionately consolidated companies have been eliminated in consolidation.

3. REGULATIONS GOVERNING ELECTRICITY GENERATION UNDER THE SPECIAL REGIME IN SPAIN

Power generation under the special regime in Spain is regulated by the Spanish Electricity Industry Law 54/1997 of November 27 and subsequent implementing regulations.

On March 27, 2004, the government published Royal Decree 436/2004 setting out the method for updating, systematizing and restructuring the legal and economic framework for electricity generation under Spain's special regime. The Royal Decree allows renewables/CHP electricity generators to select one of two remuneration schemes. Under the first scheme, the generator sells electricity to the distributor at a fixed price which is defined in Article 2 of Royal Decree 1432/2002 as between 90% and 80% of the average electricity tariff over the full useful life of the plant in question. Under the second it sells electricity at the wholesale pool price plus an incentive bonus and a premium. The incentive bonus is set at 10% of the average tariff and the premium at 40%.

4. ACCOUNTING POLICIES

The principal accounting policies used in preparing the consolidated annual accounts were as follows:

a) Revenue recognition

Revenue from sales is measured at the fair value of the assets or rights received as consideration for the goods and services provided in the ordinary operating activities of the Group companies net of discounts and applicable taxes, and is recognized at the time that the goods and ownership have passed to the buyer.

Interest income is accrued on a time proportional basis, by reference to the principal outstanding and the effective interest rate applicable, which is the rate that exactly discounts estimated future cash receipts through the expected life of the asset to that asset's carrying amount.

Dividend income is recognized when the Iberdrola Energías Renovables Group companies' right to receive the payment is established.

b) Associates

Associates are companies over which the Group exercises significant influence but which are neither subsidiaries nor jointly controlled entities. Therefore, the Group has the power to participate in their financial and operating decisions, but not to fully or jointly control them.

In general, investments in associates are accounted for using the equity method of accounting. Under this method, investments are measured initially at acquisition cost, subsequently adjusted for changes to each company's equity, taking into consideration the percentage of ownership and any impairments.

Gains or losses on transactions with associates are eliminated in proportion to the Group's percentage ownership of the companies concerned.

c) Joint ventures

A joint venture is a company formed by several partners to carry out an activity under their joint control. Joint control means that the financial strategy and operating decisions of the company require the consent of the venturers.

Iberdrola Energías Renovables Group companies that directly undertake jointly controlled activities include in their financial statements the proportion of the assets and liabilities managed and their share of income and expenses, using proportionate consolidation.

Goodwill arising on the acquisition of interests in joint ventures is recognized in accordance with the Group's accounting policies described below.

d) Goodwill

Goodwill arising on Consolidation represents the difference between the price paid to acquire subsidiaries or jointly controlled entities (consolidated using either the full or the proportionate consolidation method) and the Group's percentage ownership of the fair value of the components making up the net assets of these companies at the time of acquisition. Goodwill arising from acquisitions of companies with a functional currency other than the euro is translated to euros at the exchange rates prevailing at the consolidated balance sheet date.

Goodwill acquired after January 1, 2004 is measured at acquisition cost. Goodwill acquired before this date is recognized at its net carrying amount at December 31, 2003, under Spanish GAAP and in accordance with IFRS 1: "First-time Adoption of International Financial Reporting Standards." In neither instance is goodwill amortized, although at the end of each reporting period goodwill is reviewed for impairment to its recoverable value and any impairment is written down (see Note 4.i).

e) Other intangible assets

Concessions, patents, licenses and similar basically comprises surface and transit rights on the Group's land holdings measured at acquisition cost. Concession periods are from 50 to 75 years, but the Group amortizes surface rights and easements on a straight-line basis in accordance with the life of the assets located on the concession, from the moment the wind farm concerned comes on stream.

Computer software includes acquisition and development costs for basic IT systems used in managing the Group.

Computer system maintenance costs are recorded with a charge to the consolidated income statement for the year in which they are incurred.

Computer software is amortized on a straight-line basis over a period of between three and five years from the time each application is put to use.

f) Property, plant and equipment

Property, plant and equipment is stated at cost, including, where appropriate, the following items:

- External finance costs accrued solely in the construction period.

  The Group determines the amount of capitalizable finance costs according to the following procedure:

  a) The interest on specific-purpose sources of financing used to build certain of the companies' assets is capitalized in full.

  b) Interest on general sources of finance, capitalized by applying the average effective interest rate to the average accumulated amount of capitalizable investment less investment financed with specific sources, provided this does not exceed the total finance costs accrued in the year.

The average capitalization rates used to determine the interest expense capitalized in 2006 and 2005 were 4.2% and 3.6%, respectively.

In 2006 and 2005, the Group used the process explained above to capitalize finance costs of 6,052 thousand euros and 1,937 thousand euros, respectively, under "Property, plant and equipment," recognized as "Finance income" on the accompanying consolidated income statements.

- Staff costs relating directly or indirectly to construction in progress.

  In 2006 and 2005, 8,125 thousand euros and 5,656 thousand euros, respectively, were capitalized for this concept.

- Under the specific legislation applying to subsidiaries in Greece, France and the US, the asset values include all futures costs for the dismantling of their production plants. The amount of these costs is recognized at fair value at the time the plants come on stream under "Provisions—Other provisions" in the accompanying consolidated balance sheet.

  These companies review the estimates of these future costs annually and increase or reduce the carrying amounts of the assets accordingly.

The Group transfers work in progress to property, plant and equipment in use once the plant start-up is authorized.

The costs of expansion of or improvements to property, plant and equipment leading to increased productivity or capacity or to a lengthening of the useful lives of the assets are capitalized.

When the Iberdrola Energías Renovables Group acquires a group of assets or of net assets that do not constitute a business, the cost is allocated across the asset group's individually identifiable assets and liabilities, using fair values at the acquisition date.

Replacement or renewal of complete units is recognized as an addition to property, plant and equipment, and the units replaced or renewed are derecognized.

Gains or losses on the disposal of property, plant and equipment are determined as the difference between the net disposal proceeds and the carrying amount of the asset.

At December 31, 2006 and 2005, the Group has no asset classified as investment property.

g) Depreciation of property, plant and equipment in use

The cost of property, plant and equipment in use is depreciated on a straight-line basis at annual rates based on the following years of estimated useful life:

	Average years of estimated useful life
Buildings	50
Wind farms	15 – 20
Hydro-electric plants:	
—Civil engineering	35 – 70
—Electromechanical equipment	35
Distribution facilities	40
Meters and measuring devices	15 – 27
Dispatching centers and other facilities	4 – 12

h) Leases

The Group classifies as finance leases all arrangements under which the lessor transfers to the lessee substantially all the risks and rewards incidental to ownership of the asset. All other leases are classified as operating leases.

Assets acquired under finance leases are recognized as non-current assets in accordance with their nature and function. Each asset is depreciated over its useful life as the Group considers there to be no doubt that ownership of the assets will be transferred at the end of the lease term. Assets are measured at the lower of the fair value of the leased asset and the present value of the future lease payments.

At December 31, 2006 and 2005, the amounts of "Property, plant and equipment" in the consolidated balance sheet corresponding to assets under finance leases were 381 thousand euros and 292 thousand euros, respectively.

The expenses arising on operating leases are charged to the consolidated income statement over the term of the lease on an accrual basis.

i) Impairment of assets

The Group assesses at each balance sheet date whether there is an indication that a non-current asset may be impaired. If any such indication exists, the recoverable amount of the asset is estimated to determine the extent of any impairment loss. In the case of identifiable assets that do not themselves generate any independent cash flows, the Group estimates the recoverable value of the cash flow generating unit to which the asset belongs.

In the case of goodwill and other intangible assets with an indefinite useful life or which have not yet come into use, the Group systematically assesses their recoverable value at each balance sheet date.

The recoverable amount is the higher of the asset's fair value less costs to sell and its value in use, measured as the present value of its estimated future cash flows. In calculating value in use, the assumptions used in the estimate include discount rates, growth rates and expected changes in selling prices and direct costs. Pre-tax discount rates include the time value of money and the risks specific to the cash-generating unit. Growth rates and changes in prices and direct costs are based on sector estimates and the Group's experience and forecasts, respectively.

The Group uses discount rates ranging from 4.8% to 14.2% (2005: between 5.74% and 16%) in accordance with the risks specific to each unit.

If the recoverable amount of an asset is less than its carrying amount, an impairment loss is recognized for the difference with a charge to "Depreciation and amortization charge and allowances" in the consolidated income statement. Impairment losses recognized for an asset are with a credit to the aforementioned heading when there is a change in the estimates concerning the recoverable amount of the asset, increasing the carrying amount of the asset, but so the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized, except in the case of the impairment of goodwill, which is not reversible.

The consolidated income statements for 2006 and 2005 contained no amounts under this heading.

j) Financial instruments

Financial assets

The Group classifies all financial assets, current and non-current, as follows:

- Financial assets at fair value through profit or loss: assets that meet the following criteria:
  1. The asset has been classified as held-for-trading financial assets and the Group expects to derive profits from fluctuations in its price.
  2. The asset has been included in this classification upon initial recognition.

  Assets in this class are shown on the balance sheet at fair value, and changes in this fair value are recognized in "Finance costs" and "Finance income" on the income statement, as appropriate.

  The Group includes in this category derivative financial instruments that, while providing an effective hedge according to the risk management policies, do not meet the criteria for hedge accounting in IAS 39—Financial Instruments (see Note 17).

- Loans and receivables: these are initially recognized in the balance sheet at fair value and are subsequently measured at amortized cost using the effective interest rate method.

  The Group records the related provisions for the difference between the amount of the receivables considered recoverable and their carrying amount.

- Held-to-maturity investments: those that the Group has the intention and ability to hold to maturity, and which are carried at amortized cost. At the balance sheet date 2006 and 2005 the Group had classified no investments in this category.

- Available-for-sale financial assets: all assets that are not classified in any of the preceding categories.

The Group determines the most appropriate classification of its financial assets after acquisition and reevaluates this designation at each financial year end.

All regular way purchases and sales of financial assets are recognized on the trade date.

Cash and cash equivalents

This heading in the consolidated balance sheet includes cash, sight accounts and other highly liquid short-term investments that can be realized in cash quickly and are not subject to a risk of change in value.

Bank borrowings-loans and other financial liabilities

Loans and similar items are recorded initially at the amount received less transaction costs. After initial recognition, these financial liabilities are measured at amortized cost using the effective interest rate method, except for hedged transactions, which are measured using the method described in the paragraph on "Derivative financial instruments and hedges" below. Also, obligations under finance leases (see Note 4.h) are recognized at the present value of the lease payments under "Bank borrowings loans" in the consolidated balance sheet.

Trade and other payables

Trade payables are initially recognized at fair value and are subsequently measured at amortized cost using the effective interest rate method.

Other non-current payables and other current liabilities

These headings in the consolidated balance sheet mainly reflect balances in favor of the sole shareholder, Iberdrola, S.A. and its subsidiaries and related parties.

Financial transactions carried out with these are recognized in the same way as interest bearing loans and borrowings and trade receivables and payables; i.e. initially at fair value and after initial recognition at amortized cost using the effective interest rate method.

Derivative financial instruments and hedges

Derivative financial instruments are initially recognized in the consolidated balance sheet at acquisition cost and subsequently remeasured at fair value as necessary. Any gains or losses arising from such changes in value are recognized in the income statement unless the derivative has been designated as a cash flow hedge.

For accounting purposes, hedges are classified as follows:

- Fair value hedges: where the risk hedge is a change in the fair value of an asset or liability recognised on the consolidated balance sheet or a firm commitment (with the exception of exchange rate hedges in the latter instance).

- Cash-flow hedges: when the risk hedged in the variation in cash flows attributable to a specific risk associated with a recorded asset or liability or a forecast transaction, or to exchange rate risk in a firm commitment.

At the inception of a hedge relationship, the Group formally designates and documents the hedge relationship to the Group wishes to apply hedge accounting. This documentation includes identification of the hedging instrument, the hedged item, the nature of the risk being hedged and how the entity will assess the hedging instrument's effectiveness. In addition, hedges are reviewed periodically to ensure they are highly effective (between 80% and 125%).

Hedges which meet the strict criteria for hedge accounting are accounted for as follows:

- In the case of fair value hedges, both changes in the fair value of financial derivatives classified as hedges and changes in the fair value of the hedged item attributable to the risk hedged are recognized as a charge or credit in the consolidated income statement, as appropriate. The net amount of gains or losses accrued by the hedged item and hedging instrument taken together are recognized under "Finance income" and "Finance costs."
- In cash flow hedges and hedges of a net investment in a foreign operation, changes in the fair value of the hedging derivative are recognized, in respect of the ineffective portion of the hedges, in the consolidated income statement, while the effective portion is recognized under "Unrealized assets and liability revaluation reserve" and "Translation differences", respectively, in the accompanying consolidated balance sheet. The cumulative gain or loss recognized in these headings is transferred to the relevant heading of the consolidated income statement as the hedged item affects net profit of loss or in the year in which the item is disposed of.
- If a hedge of a forecasted transaction results in the recognition of a non-financial asset or liability, this balance is used to determine the initial carrying amount of the asset or liability. If the hedged transaction did not give rise to an asset or liability, the amounts debited or credited to "Unrealized assets and liability revaluation reserve" in the consolidated balance sheet are recognized in the income statement in the same year as the hedged item.
- If a hedge of a forecasted transaction results in the recognition of a financial asset or liability, this balance is recognized in "Unrealized assets and liability revaluation reserve" until the hedged item affects net profit or loss.
- Upon derecognition of the hedge, the cumulative gain or loss recognized in "Unrealized assets and liability revaluation reserve" remains under this heading until the hedge is carried out, at which time the gain or loss is adjusted. If the forecast transaction is no longer expected to occur, the amounts previously recognized in this heading are transferred to the income statement.

The embedded derivatives are separated from the host contract when the characteristics and risks are not closely related to those of the host contract, provided the entire instrument is not measured at fair value with changes in fair value recognized in the income statement.

Fair value of the various financial instruments is calculated as follows:

- For derivatives traded in organized financial markets, the price at the close of business on the balance sheet date.
- For derivatives not traded in organized financial markets, the Group uses assumptions based on market conditions at the balance sheet date. Specifically, the fair value of interest rate swaps is measured as the value of rate swap spreads discounted to present value at the market interest rate. Exchange rate futures contracts are measured by discounting to present value future cash flows from the contracts based on forward exchange rates at year-end.

Derecognition of financial assets and liabilities

A financial asset is derecognized when:

- the rights to receive cash flows from the asset have expired.
- the Group retains the rights to receive cash flows from the asset, but has assumed an obligation to pay them in full to a third party, or has transferred substantially all the risks and rewards of the asset or has not retained them substantially.

- The Group has transferred its rights to receive cash flows from the asset and either a) has transferred substantially all the risks and rewards of the asset, or (b) has neither transferred nor retained substantially all risks and rewards of the asset, but has transferred control of the asset.

Financial liabilities are derecognized when the obligation under the liability is discharged or cancelled, or expires.

k) Deferred income

"Deferred income" basically comprises any non-repayable grant to finance property, plant and equipment. The grant is taken to the Consolidated Income Statement as the assets financed with the grant are depreciated.

"Other deferred income" includes amounts received from third-parties but not attributed to profit at the balance sheet date, for rights to use connection facilities to the electricity grid and other assets owned by the Group for a fixed period. These amounts are recognized on a straight-line basis under "Other operating income" in the accompanying consolidated income statement over the period for which the rights are granted.

l) Provisions for pensions and other provisions

The Group does not operate pension plans for its employees. These commitments are covered in the case of Spanish-based companies by the state Social Security System, expect for certain employees of Iberdrola, S.A. entitled to pensions. The cost of these is passed on from Iberdrola, S.A. to Iberdrola Energías Renovables, S.A.U. In 2006 and 2005, this cost amounted to 563 and 372 thousand euros, respectively, recognized under "Staff costs" in the consolidated income statement. The Iberdrola Energías Renovables Group does not assume any risk for this commitment.

In addition, subsidiary C. Rokas, S.A. has a commitment pursuant to Greek legislation to pay a bonus to employees upon retirement. This bonus varies in accordance with the employee's professional category and term of service. Its externalization is not mandatory. The estimate is made each year based on an actuarial calculation.

The Group also recognizes provisions to cover present obligations (legal or constructive) as a result of past events, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. A provision is recognized when the liability or obligation arises, with a charge to the relevant heading in the consolidated income statement depending upon the nature of the obligation, for the present value of the provision when the effect of discounting the value of the obligation to present value is material. The change in the provision due to its discounting each year is recognized under "Finance costs" in the consolidated income statement.

m) Transactions in currencies other than the euro

Transactions in currencies other than the functional currencies of Group companies are recognized in the corresponding functional currency at the exchange rate prevailing at the time of the transaction. During the year, the differences arising between the exchange rates at which the transactions were recorded and those in force at the date on which the related collections or payments are made are debited or credited, as appropriate, to profit or loss.

Also, fixed-income securities and receivables and payables outstanding at December 31 denominated in currencies other than the functional currencies of Group companies are translated at the year-end exchange rate each year. The resulting differences are charged to "Finance costs" or credited to "Finance income" in the consolidated income statement, as appropriate.

Transactions carried out in foreign currencies where the Group has opted to use financial derivatives or other hedging instruments to mitigate the exchange risk are described in Note 4.j.

n) Current/non-current classification

Payables are classified according to the outstanding time to maturity at the balance sheet date. Debts falling due in less than twelve months are classified as current and those with longer maturities as non-current.

o) Income tax

Most of the companies in Iberdrola Energías Renovables Group file tax returns as part of the consolidated tax group headed by the sole shareholder Iberdrola, S.A. In consequence, taxable income, and tax relief and credits are calculated jointly.

Income tax expense is accounted for using the liability method based on the general balance. This determines deferred tax assets and liabilities on the basis of the carrying amounts of assets and liabilities and their tax base, using the tax rates that can objectively be expected to be in force when the assets or liabilities are realized or settled. Deferred tax assets and liabilities arising from a charge or credit directly to equity are also recognized through a charge or credit to equity.

The Group recognizes deferred tax assets whenever future taxable profits are expected against which these assets can be recovered.

Tax relief for double taxation and other reasons as well as tax credits earned as a result of financial events in the year are deducted from accrued income tax expense, unless there are doubts as to whether they can be claimed.

p) Service concession arrangements for hydro-electric power plants

In accordance with Law 29/1985, of August 2, partially amended by Law 46/1999, of December 13, all Spanish hydro-electric power plants are subject to temporary service concession arrangements. According to the terms of these arrangements, upon expiration of the arrangement ownership of the plants, in full working condition, is transferred back to the government. The Group's service concession arrangements expire between 2000 and 2067. Those plants whose arrangement has expired as of December 31, 2006, account for a negligible amount of installed capacity. As a result, they have been fully depreciated at December 31, 2006, but are still operated by the Group.

The Group considers that there is no need to set up a reversion fund as the plants' maintenance programs ensure that they will continue to operate correctly.

q) Discontinued operations

A discontinued operation is a line of business that it has been decided to abandon and/or sell whose assets, liabilities and net profit or loss can be distinguished physically, operationally and for financial reporting purposes.

Income and expenses of discontinued operations are presented separately in the income statement.

No business or segment was discontinued in either 2006 or 2005.

r) Environmental issues

Costs arising from corporate activities aimed at protecting and improving the environment are recognized in the year incurred.

Expenses incurred on elements of property, plant and equipment aimed at minimizing the environmental impact, protecting or improving the environment are recorded as an increase in the value of the assets.

s) Consolidated Cash Flow Statements

The following terms are used in the consolidated cash flow statements, which were prepared using the indirect method, with the meanings indicated below:

- Cash flows: inflows and outflows of cash and cash equivalents, which are short-term, highly liquid investments that are subject to an insignificant risk of changes in value.

- Operating activities: the principal revenue-producing activities of Group companies and other activities that are neither investing nor financing activities.
- Investing activities: the acquisition and disposal of long-term assets and other investments not included in cash and cash equivalents.
- Financing activities: activities that result in changes in the size and composition of the equity and borrowings of the Company that are not operating activities.

5. FINANCIAL RISK MANAGEMENT POLICY

Iberdrola Energías Renovables Group applies the General Risk Policy, which was approved in November 2004 by the Board of Directors of the sole shareholder Iberdrola S.A. Under this policy the Group undertakes to use its capabilities to the full in order to ensure that all the significant risks of all kinds are adequately identified, measured, managed and controlled, applying the following "basic action guidelines":

- Incorporation of the risk-opportunity approach into the Group's management.
- Separation, at operating level, of functions between the risk-taking areas and the areas responsible for analyzing, controlling and supervising the risks.
- Assurance of short and long-term business and financial stability, maintaining an appropriate balance between risk, value and benefit.
- Correct use of financial risk hedging instruments and their recognition in accordance with the applicable accounting and financial standards.
- Transparency in reporting on the Group's risks and the functioning of the systems developed to control them.
- Development of a risk-opportunity control and management culture within the Group.
- Coordination with general policy of all the specific risk-related policies that have to be implemented.
- Compliance with current regulations and legislation in relation to risk control, management and oversight.
- Continuous improvement on the basis of international best practices in Transparency and Good Corporate Governance in relation to risk control, management and supervision.

In order to implement this policy and respect these principles, the sole shareholder Iberdrola, S.A. has developed an Integral Risk Control and Management System based on a suitable definition, separation and assignment of functions and responsibilities, and of the required procedures, methodologies and support tools.

The system, which in November 2005 received quality certification from AENOR under the ISO 9001:2000 standard, is based on three fundamental cornerstones:

- A risk policy and limit structure, developed in 2005, that guarantees controlled management of the risks by the businesses.
- Monitoring and control of the risks in the income statement.
- Analysis and control of risks related to new investments.

Certain of Iberdrola, S.A.'s risk policies and limits on interest rates, exchange rates, liquidity and credit, which have been approved by the Operating Committee, apply to the Iberdrola Energías Renovables Group, mainly as regards interest rate risk. Several items in the Group's balance sheet and the associated financial derivatives bear interest at fixed rates and are therefore exposed to the risk of fluctuations in fair value as a result of changes in market interest rates. Also, the Group is exposed to fluctuation in interest rates affecting cash flows in respect of items in the balance sheet and derivatives that bear interest at floating rates.

The Group mitigates this risk by managing the ratio of fixed to floating rate debt in the light of market circumstances, by refinancing and making use of interest rate derivatives, while remaining within its approved risk limits.

The debt structure at December 31, 2006 and 2005, after taking into account hedges via derivatives, was the following:

	Balance at 12/31/06	Balance at 12/31/05
	Thousands of euros	
Floating rate	234,882	69,616
Fixed rate	307,119	285,830
Capped rate	48,470	29,127
	590,471	384,573

For further information on the Group's borrowings see Notes 16 and 17.

Floating rate debt is chiefly benchmarked to the Euribor.

With respect to foreign currency risk, fluctuations in the value of the currencies in which borrowings are instrumented and purchases and sales are made with respect to the presentation currency may have an adverse effect on the finance costs and profit for the year.

The following items could be affected by foreign currency risk:

- Debt denominated in currencies other than the local or functional currency of the Group companies.
- Collections and payments for supplies, services or investments in currencies other than the functional currency.
- Income and expenses of certain foreign subsidiaries indexed to currencies other than the functional currency.
- Taxes derived from the accounting for tax purposes in local currencies other than the functional currency.
- Profit or loss on consolidation of the foreign subsidiaries.
- Consolidated carrying amount of investments in foreign subsidiaries.

The Group reduces this risk by ensuring that all its economic flows are denominated in the presentation currency of each Group company, provided that this is possible and economically practicable. The resulting open positions are integrated and managed through the use of derivatives, within the approved limits.

6. USE OF ESTIMATES AND SOURCES OF UNCERTAINTY

a) Accounting estimates

Certain assumptions and estimates were made by the Group in the preparation of these consolidated financial statements. The estimate with the most significant impact on the accompanying consolidated financial statements relates to the costs of closure and dismantling of electricity generation and distribution facilities.

Accordingly, each year the Group revises its estimates of any costs that it may incur for the dismantling and final closure of its power plants. As a result, at December 31, 2006, the Group companies in Greece, France and the US had made a provision for such costs (see Note 15), as under local legislation in these countries, the operation concessions have a limited term.

Although this estimate is based on the best information available at the balance sheet date, events may occur in the future that require adjustments (upwards or downwards) to be made prospectively in subsequent years. The effects of changes in estimates are recognized in the financial statements of the years in which they are made.

b) Sources of uncertainty

The main source of uncertainty relates to the revision of Spain's regulatory regime for renewable energy, as set out in Royal Decree 436/2004, of March 12, scheduled for 2006. At the balance sheet date, this revision had yet to be approved. Until the amendments are passed, two factors tend to mitigate this uncertainty:

- The Royal Decree in question says in its statement of intent that it guarantees the owners of renewable plants reasonable returns on their investments.
- The current renewable energy plan raised Spain's target for renewable energy from 13,000 MW to 20,000 MW by 2010.

7. INFORMATION BY GEOGRAPHICAL AND BUSINESS SEGMENTS

IAS 14 requires companies whose equity or debt securities are publicly traded to provide information by segment. This obligation therefore applies only to the Iberdrola Energías Renovables Group's parent company, IBERDROLA, S.A. For this reason the Iberdrola Energías Renovables Group has decided not to voluntarily report financial information by segment.

8. INTANGIBLE ASSETS

The detail of the movement in the cost and accumulated amortization in 2006 and 2005 in the various items under this heading is as follows:

	Goodwill	Concessions, patents, licenses, trademark and other	Computer software	Total
		Thousands of euros		
Cost at January 1, 2006	30,850	9,971	4,377	45,198
Changes in the consolidation method and/or scope	—	826	—	826
Increases	2,171	2,285	3,966	8,422
Decreases	(2,058)	(1,410)	(9)	(3,477)
At December 31, 2006	30,963	11,672	8,334	50,969
Accumulated amortization at January 1, 2006	—	(1,708)	(1,085)	(2,793)
Changes in the consolidation method and/or scope	—	(297)	—	(297)
Amortization charge for the year	—	(2,288)	(1,279)	(3,567)
Decreases	—	—	4	4
At December 31, 2006	—	(4,293)	(2,360)	(6,653)
Net carrying amount	30,963	7,379	5,974	44,316

	Goodwill	Concessions, patents, licenses, trademarks and other	Computer software	Total
		Thousands of euros		
Cost at January 1, 2005	2,877	10,117	2,563	15,557
Changes in the consolidation method and/or scope	27,786	—	—	27,786
Increases	187	3,237	1,814	5,238
Decreases	—	(3,383)	—	(3,383)
At December 31, 2005	30,850	9,971	4,377	45,198
Accumulated amortization at January 1, 2005	—	(1,716)	(373)	(2,089)
Amortization charge for the year	—	(2,531)	(699)	(3,230)
Decreases	—	2,526	—	2,526
Transfers	—	13	(13)	—
At December 31, 2005	—	(1,708)	(1,085)	(2,793)
Net carrying amount	30,850	8,263	3,292	42,405

The detail of goodwill by company is as follows:

	2006	2005
	Thousands of euros	
C. Rokas, S.A.	25,468	27,786
Other	5,495	3,064
	30,963	30,850

At December 31, 2006 and 2005, there were no significant restrictions on the ownership of intangible assets.

Research and development costs recognized with a charge to the consolidated income statement by the Group in 2006 and 2005 were not material.

Apart from goodwill, the Group does not own any intangible assets with indefinite useful lives.

9. PROPERTY, PLANT AND EQUIPMENT

The detail of movements in 2006 and 2005 in the various items under this heading, both in terms of costs and accumulated depreciation and provisions, is as follows:

	December 31, 2006					
	Balance at 01/01/06	Changes in the consolidation method and/or scope	Additions and charges to provisions	Disposals, write-offs and write-downs	Transfers	Balance at 12/31/06
	Thousands of euros					
Property, plant and equipment in use						
Cost						
Land and buildings	**33,231**	**3,102**	**2,583**	**(80)**	**38,006**	**76,842**
Electricity technical plant in use	**3,723,412**	**144,530**	**15,459**	**(19,506)**	**431,441**	**4,295,336**
Hydro-electric plants	300,402	—	—	—	10,946	311,348
Other alternative plants	498	—	—	(6)	—	492
Wind farms	3,053,710	149,208	15,312	(19,328)	331,434	3,530,336
Distribution facilities	358,824	(4,924)	—	(171)	—	353,729
Meters and measuring devices	1,624	—	147	—	93,578	95,349
Dispatching centers and other facilities	8,354	246	—	(1)	(4,517)	4,082
Other items of property, plant and equipment in use	**18,079**	**—**	**—**	**(769)**	**236**	**17,546**
	3,774,722	**147,632**	**18,042**	**(20,355)**	**469,683**	**4,389,724**
Accumulated depreciation						
Buildings	**(3,179)**	**—**	**(3,598)**	**—**	**(8,181)**	**(14,958)**
Electricity technical plant in use	**(622,043)**	**2,559**	**(177,279)**		**6,673**	**(790,090)**
Hydro-electric plants	(121,731)	—	(5,267)	—	917	(126,081)
Other alternative plants	(15)	—	(20)	—	—	(35)
Wind farms	(470,676)	2,158	(160,714)	—	9,803	(619,429)
Distribution facilities	(29,042)	457	(10,602)	—	(3,450)	(42,637)
Meters and measuring devices	(14)	11	—	—	(133)	(136)
Dispatching centers and other facilities	(565)	(67)	(676)	—	(464)	(1,772)
Other items of property, plant and equipment in use	**(9,925)**	**1,122**	**(2,799)**	**—**	**1,508**	**(10,094)**
	(635,147)	**3,681**	**(183,676)**	**—**	**—**	**(815,142)**
Net carrying amount	**3,139,575**					**3,574,582**
Property, plant and equipment in progress						
Cost						
Electricity technical plant in progress	**320,479**	**85,940**	**556,649**	**(2,074)**	**(479,809)**	**481,185**
Prepayments and other property, plant and equipment in progress	**—**	**—**	**69,449**	**—**	**10,126**	**79,575**
	320,479	**85,940**	**626,098**	**(2,074)**	**(469,683)**	**560,760**
	3,460,054	**237,253**	**460,464**	**(22,429)**	**—**	**4,135,342**

	December 31, 2005						
	Balance at 01/01/05	Changes in the consolidation method and/or scope	Translation differences	Additions and charges to provisions	Disposals, write-offs and write-downs	Transfers	Balance at 12/31/05
	Thousands of euros						
Property, plant and equipment in use							
Cost							
Land and buildings	**21,176**	**10,980**	**—**	**1,185**	**(110)**	**—**	**33,231**
Electricity technical plant in use	**2,814,090**	**198,704**	**—**	**10,463**	**(6,983)**	**707,138**	**3,723,412**
Hydro-electric plants	238,853	—	—	—	—	61,549	300,402
Other alternative plants	—	—	—	498	—	—	498
Wind farms	2,403,132	198,704	—	1,878	—	449,996	3,053,710
Distribution facilities	172,090	—	—	6,272	(6,983)	187,445	358,824
Meters and measuring devices	15	—	—	1,626	—	(17)	1,624
Dispatching centers and other facilities	—	—	—	189	—	8,165	8,354
Other items of property, plant and equipment in use	**4,880**	**10,804**	**—**	**2,395**	**—**	**—**	**18,079**
	2,840,146	**220,488**	**—**	**14,043**	**(7,093)**	**707,138**	**3,774,722**
Accumulated depreciation							
Buildings	**(128)**	**(2,388)**	—	**(663)**	**—**	**—**	**(3,179)**
Electricity technical plant in use	**(437,678)**	**(38,016)**	**—**	**(147,517)**	**1,168**	**—**	**(622,043)**
Hydro-electric plants	(116,698)	—	—	(5,934)	901	—	(121,731)
Other alternative plants	—	—	—	(15)	—	—	(15)
Wind farms	(311,321)	(38,016)	—	(121,339)	—	—	(470,676)
Distribution facilities	(9,656)	—	—	(19,653)	267	—	(29,042)
Meters and measuring devices	(3)	—	—	(11)	—	—	(14)
Dispatching centers and other facilities	—	—	—	(565)	—	—	(565)
Other items of property, plant and equipment in use	**(893)**	**(8,442)**	**—**	**(590)**	**—**	**—**	**(9,925)**
	(438,699)	**(48,846)**	**—**	**(148,770)**	**1,168**	**—**	**(635,147)**
Net carrying amount	**2,401,447**						**3,139,575**
Property, plant and equipment in progress							
Cost							
Electricity technical plant in progress	**414,540**	**12,427**	**128**	**603,147**	**(2,625)**	**(707,138)**	**320,479**
Prepayments and other property, plant and equipment in progress	**—**	**198**	**3**	**100**	**(301)**	**—**	**—**
	414,540	12,625	131	603,247	(2,926)	(707,138)	320,479
	2,815,987	184,267	131	468,520	(8,851)	—	3,460,054

The value of fully depreciated property, plant and equipment in use at December 31, 2006 and 2005 was 47,691 thousand euros and 43,508 thousand euros, respectively. The detail is as follows:

	2006	2005
	Thousands of euros	
Property, plant and equipment in use		
Electricity technical plant in use	**45,494**	**43,227**
Hydro-electric plants	45,494	43,227
Other items of property, plant and equipment in use	**2,197**	**281**
	47,691	**43,508**

Investment commitments at December 31, 2006 amount to 107,649 thousand euros.

At December 31, 2006 and 2005, the amount of property, plant and equipment securing certain bank loans was not material.

10. FINANCIAL ASSETS

a) Investments accounted for using the equity method

The changes in 2006 and 2005 in the carrying amounts of investments of the Group companies accounted for using the equity method (see appendix) were as follows:

	Balance at 01/01/05	Changes in the consolidation method and/or scope	Profit for the year	Balance at 12/31/05	Changes in the consolidation method and/or scope	Profit for the year	Balance at 12/31/06
	Thousands of euros						
Sotavento Galicia, S.A.	107	—	36	143	—	—	143
Energías Renováveis do Brasil, Ltda.	1,414	(1,414)	—	—	—	—	—
C. Rokas, S.A.(Note 28)	32,469	(32,469)	—	—	—	—	—
	33,990	**(33,883)**	**36**	**143**	—	—	**143**

b) Other financial investments

b-1) Other non-current financial investments

The detail of this heading in the accompanying consolidated balance sheet at December 31, 2006 and 2005 is as follows:

	Balance at 12/31/06	Balance at 12/31/05
	Thousands of euros	
Prepayments	28,191	27,073
Term deposits	26,844	—
Other loans	9,213	2,496
Other	3,051	319
	67,299	**29,888**

b-2) Other current financial investments.

This heading mainly relates to prepayments and loans to related and third parties.

11. CURRENT TRADE AND OTHER RECEIVABLES

The detail of this heading in the accompanying consolidated balance sheet at 31 December 2006 and 2005 is as follows:

	2006	2005
	Thousands of euros	
Trade receivables	73,132	53,114
Other receivables	35,122	19,411
Related parties (Note 33)	36,723	220,659
	144,977	**293,184**

These receivables do not generally carry interest. They fall due in a period of up to 30 days. Restrictions, if any, on monetizing these receivables, are not material.

12. CASH AND CASH EQUIVALENTS

The detail of this heading in the accompanying consolidated balance sheet at 31 December 2006 and 2005 is as follows:

	2006	2005
	Thousands of euros	
Cash	68,460	61,350
Short-term deposits	54,328	—
	122,788	**61,350**

As a general rule, cash deposited with banks earns interest at rates similar to market rates on daily deposits. Short-term deposits mature within a period of less than three months and earn market rates. There are no restrictions on cash withdrawals for significant amounts.

13. EQUITY

The detail of "Equity" at December 31, 2006 and 2005 is as follows:

				Other reserves							
	Share Capital	Share premium	Unrealized assets and liabilities revaluation reserve	Reserves in companies consolidated using the full or proportionate consolidation methods	Reserves in companies accounted for using the equity method	Legal reserve	Voluntary reserves	Translation differences	Net Profit for the year	Minority interests	Total
					Thousands of euros						
Balance at January 1, 2005	**164,600**	**60,342**	**(9,070)**	**85,782**	**73**	**8,406**	**78,475**	**2,206**	**34,463**	**15,871**	**441,148**
Appropriation of 2004 profit—Dividends	—	—	—	18,614	(18)	1,587	—	—	(34,463)	—	(14,280)
Income and expense recognized directly in reserves net of tax	—	—	427	2,120	—	—	—	—	—	—	2,547
Transfers on merger	—	41,637	—	(41,637)	—	—	—	—	—	—	—
Translation differences	—	—	—	—	—	—	—	(47)	—	—	(47)
Profit for the year attributable to equity holders of the parent	—	—	—	—	—	—	—	—	144,325	—	144,325
Profit for the year attributable to minority interests	—	—	—	—	—	—	—	—	—	8,875	8,875
Changes in consolidation method and other	—	—	—	—	—	—	—	—	—	41,793	41,793
Balance at December 31, 2005	**164,600**	**101,979**	**(8,643)**	**64,879**	**55**	**9,993**	**78,475**	**2,159**	**144,325**	**66,539**	**624,361**
Appropriation of 2005 profit—Dividends	—	—	—	34,773	36	4,046	69,557	—	(144,325)	—	(35,913)
Income and expense recognized directly in reserves net of tax	—	—	9,413	—	—	—	—	—	—	—	9,413
Transfers	—	—	—	(37,928)	—	—	37,928	—	—	—	—
Translation differences	—	—	—	—	—	—	—	(2,074)	—	—	(2,074)
Profit for the year attributable to equity holders of the parent	—	—	—	—	—	—	—	—	189,688	—	189,688
Profit for the year attributable to minority interests	—	—	—	—	—	—	—	—	—	10,684	10,684
Changes in consolidation method and other	—	—	—	—	—	—	(45)	—	—	(1,457)	(1,502)
Balance at December 31, 2006	**164,600**	**101,979**	**770**	**61,724**	**91**	**14,039**	**185,915**	**85**	**189,688**	**75,766**	**794,657**

Share capital

The share capital of the parent company Iberdrola Energías Renovables, S.A.U. consists of 16,460,044 shares with a nominal value of 10 euros each, fully subscribed and paid with identical rights and held by Iberdrola, S.A. as Sole Shareholder at December 31, 2006.

Legal reserve

According to the revised text of the Spanish Corporation Law, companies must transfer 10% of profits for the year to a legal reserve until this reserve reaches the equivalent of at least 20% of share capital. The legal reserve can be used to increase capital provided that the remaining reserve balance does not fall below 10% of the increased share capital amount. Otherwise, until the legal reserve exceeds 20% of share capital, it can only be used to offset losses, and only on condition that sufficient other reserves are not available for this purpose.

Share premium

The revised text of the Spanish Corporations Law expressly permits the use of the share premium account balance to increase capital and does not establish any restrictions as to its use.

The increase in this heading in 2005 reflects the merger with Energéticos de Navarra, S.A.U. and the corresponding transfer of reserves on consolidation.

Unrealized assets and liabilities revaluation reserve

Movements in this reserve due to changes in the value of derivatives classified as cash-flow hedges were as follows:

	Balance at 01/01/2005	Change in fair value	Balance at 12/31/2005	Change in fair value	Balance at 12/31/2006
	Thousands of euros				
Cash flow hedges					
Interest rate collars and swaps	(13,954)	657	(13,297)	13,220	(77)
Exchange rate swaps	—	—	—	1,262	1,262
Deferred tax on unrealized assets and liabilities revaluation	4,884	(230)	4,654	(5,069)	(415)
	(9,070)	**427**	**(8,643)**	**9,413**	**770**

14. DEFERRED INCOME

The movement in this heading in 2006 and 2005 was as follows:

	Thousands of euros		
	Capital grants	Other deferred income	Total
Balance at January 1, 2005	**658**	**14,070**	**14,728**
Changes in the consolidation method and/or scope	47,567	—	47,567
Translation differences	—	1	1
Increases	9	31,066	31,075
Decreases	—	(229)	(229)
Transfers to profit and loss	(2,111)	(103)	(2,214)
Balance at December 31, 2005	**46,123**	**44,805**	**90,928**
Increases	4,884	27,543	32,427
Decreases	(134)	—	(134)
Transfers to profit and loss	(4,808)	(907)	(5,715)
Balance at December 31, 2006	**46,065**	**71,441**	**117,506**

Increases to "Other deferred income" in 2006 relate to the agreement between subsidiary Iberdrola Energías Renovables de Castilla La Mancha, S.A.U. and various wind farm developers regarding the licensing of certain facilities for connection to the grid allowing for joint dispatch of the power generated.

15. PROVISIONS

The detail of movements in this heading in 2006 and 2005 are as follows:

	Provisions for pensions and similar obligations		Other provisions		
	Provision for pension commitments (Note 4.I)	Provision for employee electricity discounts	Provision for plant closure	Other provisions for contingencies and expenses	Total
	Thousands of euros				
Balance at January 1, 2005	—	**(18)**	—	**1,649**	**1,631**
Changes in the consolidation method and/or scope	433	—	21,864	2,142	24,439
Increases	—	171	36	1,201	1,408
Decreases	—	—	—	(42)	(42)
Payments made	(61)	—	—	—	(61)
Balance at December 31, 2005	**372**	**153**	**21,900**	**4,950**	**27,375**
Changes in the consolidation method and/or scope	—	—	277	68	345
Increases	128	—	—	8,646	8,774
Decreases	—	(89)	(19,362)	(1,700)	(21,151)
Balance at December 31, 2006	**500**	**64**	**2,815**	**11,964**	**15,343**

As a result of changes to the method used to consolidate C. Rokas, S.A., the following provisions were recognized in the consolidated balance sheet at December 31, 2006:

- C. Rokas, S.A. has a commitment to pay employees a bonus upon retirement, the amount of which at December 31, 2006 and 2005 was 372 and 500 thousand euros, respectively.
- In addition, the company recorded a 21,900 thousand euro provision for the dismantling of electricity generation and distribution plants in accordance with Greek regulations. In 2006, the company re-evaluated this position, taking a 19,362 thousand euro write-down recognized under "Property, plant and equipment" in the consolidated balance sheet at December 31, 2006.

The Group records provisions for liabilities arising from ongoing litigation and from indemnity payments, as well as obligations, collateral and other similar guarantees.

The Group estimates that these obligations will fall due as follows:

	Thousands of euros
2008	3,390
2009 and beyond	11,953
	15,343

16. BANK BORROWINGS-LOANS

The detail of outstanding loans is as follow:

	Balance at 12/31/05	Balance at 12/31/06	Current	Non-current
		Thousands of euros		
Bank borrowings loans				
Loans and similar	356,256	578,819	102,508	476,311
Finance leases	13,071	10,035	4,152	5,883
Interest payable	2,233	2,235	2,235	—
	371,560	**591,089**	**108,895**	**482,194**

Loans and similar liabilities are shown at the nominal amount of the debt less arrangement costs.

At December 31, 2006 and 2005, the Group was fully up to date on all its outstanding financial debt obligations. None of the amounts in the table above matured prior to 31 December 2006.

Most of the debt contracted with third parties includes covenants with respect to key financial ratios and the obligation to pledge all the shares of the projects to creditors. Outstanding third-party debt containing these kinds of covenants amounted to approximately 480 thousand euros at December 31, 2006.

At the date of preparation of these consolidated annual accounts, neither Iberdrola Energías Renovables, S.A. nor any of its material subsidiaries were in breach of their financial commitments or any kinds of obligation that could trigger their early redemption.

The loans and credits payable in foreign currency (basically US dollars and Brazilian reais) are stated in euros at the year-end exchange rates calculated at the rates prevailing at that time. The outstanding balances of these loans in euros at December 31, 2006 and 2005 were 54,199 thousand and 0 euros, respectively.

At December 31, 2006 and 2005, the outstanding loans were bearing weighted average annual interest at 3.86% and 3.06%, respectively.

The detail by maturity of the long-term balances is as follows:

	Finance leases	Loans and similar	Total
	Thousands of euros		
2008	3,856	32,526	36,382
2009	2,027	72,427	74,454
2010	—	55,420	55,420
2011	—	50,654	50,654
2012 and beyond	—	265,284	265,284
	5,883	476,311	482,194

At December 31, 2006 and 2005, the Iberdrola Energías Renovables Group had 433,334 and 398,382 thousand euros, respectively, of undrawn lines of credit facilities maturing between 2006 and 2016. Of these amounts, 50,962 and 150,860 thousand euros, respectively, related to credit lines denominated in Brazilian reais to fund investments in Brazil.

17. DERIVATE FINANCIAL INSTRUMENTS

The detail of the headings reflecting the value of derivative instruments at December 31, 2006 and 2005, is as follows:

	Assets 2006		Liabilities 2006		Liabilities 2005	
	Current	Non-current	Current	Non-current	Current	Non-current
	Thousands of euros					
INTEREST RATE HEDGES:						
Cash flow hedges						
—Interest rate swap	—	1,829	(69)	(2,190)	(862)	(11,085)
—Collar	—	—	—	(149)	—	(1,350)
FOREIGN EXCHANGE HEDGES:						
Fair value hedges						
—Currency swap	—	—	—	—	219	—
—Foreign exchange hedge (USD)	1,318	—	(56)	—	—	—
NON-HEDGING DERIVATIVES:						
Interest rate derivatives						
—Interest rate swap	—	600	—	(65)	—	(60,425)
	1,318	2,429	(125)	(2,404)	(643)	(72,860)

The detail by maturity of the notional value of the hedging transactions in effect at December 31, 2006 is as follows:

	2007	2008	2009	2010	2011 and beyond	Total
			Thousands of euros			
INTEREST RATE HEDGES:						
Cash flow hedges						
—Interest rate swap	5,813	1,885	—	—	252,103	259,801
—Collar	—	—	24,438	2,286	8,583	35,307
FOREIGN EXCHANGE HEDGES						
Fair value hedge						
—Foreign exchange hedge (USD)	48,475	—	—	—	—	48,475
NON-HEDGING DERIVATIVES						
Interest rate derivatives						
—Interest rate swap	—	12,240	6,396	16,200	3,667	38,503
	54,288	**14,125**	**30,834**	**18,486**	**264,353**	**382,086**

The change in the fair value of derivatives classified as non-hedging derivatives gave rise to charges under "Financial costs" in 2006 and 2005 of 4,925 thousand and 12,072 thousand, respectively (see Note 26). Also, cash-flow hedges of interest rate risk reduced "Finance costs" by 3,902 and 5,890 thousand euros in 2006 and 2005, respectively (see Note 26).

18. OTHER NON CURRENT LIABILITIES

The detail of this heading at December 31, 2006 and 2005 is as follows:

	Balance at 12/31/06	Balance at 12/31/05
	Thousands of euros	
Iberdrola, S.A. (Note 33)	378,902	421,647
Related parties (Note 33)	37,730	39,549
Other	44,331	33,995
	460,963	**495,191**

The borrowings from Iberdrola, S.A. bore average interest rates of 1.81% and 1.87% in 2006 and 2005, respectively.

The figure for related companies derives from an agreement by Iberdrola Energías Renovables, S.A.U. to acquire stakes in a number of wind farm companies from the Gamesa Group in 2002. As part of this deal, in 2004 Gamesa granted Iberenova a 40,805 thousand euro discount against the future sales of these companies which, at December 31, 2006 and 2005, stood at 37,740 and 39,549 thousand euros, respectively.

Details of the balances and transactions with Group and related companies are given in Note 33.

19. DEFERRED TAX AND INCOME TAX

The Parent Company Iberdrola Energías Renovables, S.A. files a consolidated tax return, having formed part of the tax group 2/86 headed by Iberdrola, S.A. since its incorporation.

Without prejudice to this special tax regime in Spain, which applies to the Parent and certain of its consolidated Spanish subsidiaries, other Spanish and foreign subsidiaries file individual income tax returns, in accordance with the laws applicable to them.

The differences between the tax charge allocated to 2006 and 2005 and the tax payable for those years, recorded under "Deferred tax assets" and "Deferred tax liabilities", as appropriate, in the consolidated balance

sheets at December 31, 2006 and 2005, arose as a result of the temporary differences relating to the difference between the carrying amount of certain assets and liabilities and their tax bases. The main differences are the following:

- Temporary differences arising from the measurement of assets and liabilities related to derivatives and assets that were measured at their market value in business combinations for which the difference between the tax base and carrying amount is not deductible for tax purposes.
- Temporary differences arising from changes in the value of investment securities whose carrying amount is not fully deductible for tax purposes.

The detail of current and deferred "Income tax" is as follows:

	Balance at 12/31/06	Balance at 12/31/05
	Thousands of euros	
Current tax	86,199	82,197
Deferred tax	20,041	7,967
	106,240	**90,164**

The detail of the movements in deferred tax assets and liabilities at December 31, 2006 and 2005, is as follows:

	Balance at 01/01/05	Charge (credit) to profit and loss	Credit (charge) to asset and liability revaluation reserve	Increases	Balance at 12/31/05	Charge (credit) to profit and loss	Credit (charge) to asset and liability revaluation reserve	Increases/ (Decreases)	Balance at 12/31/06
	Thousands of euros								
Deferred tax assets									
From elimination of intra-group profits	22,156	(2,803)	—	10,266	29,619	(1,574)	—	—	28,045
From measurement of derivative financial instruments									
Hedging derivatives	4,884	—	(152)	—	4,732	347	(4,387)	—	692
Non-hedging derivatives	22,633	(1,485)	—	—	21,148	(21,148)	—	—	—
Tax credits for loss carryforwards and deductions	—	—	—	—	—	4,987	—	—	4,987
Other	2,271	(2,321)	—	—	(50)	50	—	—	—
	51,944	(6,609)	(152)	10,266	55,449	(17,338)	(4,387)	—	33,724
Deferred tax liabilities									
From standardization of depreciation methods	(9,639)	(1,866)	—	(3,806)	(15,311)	467	—	—	(14,844)
From allocation of fair value in business combinations	—	508	—	(10,601)	(10,093)	—	—	1,811	(8,282)
Other	—	—	—	—	—	(3,170)	—	(442)	(3,612)
	(9,639)	(1,358)	—	(14,407)	(25,404)	(2,703)	—	1,369	(26,738)

At December 31, 2006 and 2005, there were no deferred tax assets or other tax credits that had not yet been recognized by Group companies.

Following the amendments to applicable tax legislation passed in November 2006, the carrying amounts of deferred tax assets and liabilities recognized and pending reversal at December 31, 2006 were modified to reflect the tax rate now expected to be in force when said reversal takes place.

Income tax expense on consolidated companies for 2006 and 2005 was calculated as follows:

	2006	2005
	Thousands of euros	
Profit before tax	**306,612**	**243,364**
Non-deductible expenses and non-computable income from consolidation adjustments	(446)	1,038
Share of profit/(loss) of associates	—	36
Adjusted consolidated accounting profit	**306,166**	**244,438**
Gross tax calculated at the tax rate in force in each country	107,159	85,553
Tax relief	(2,341)	(577)
Restatement of tax credits	1,422	5,188
Income tax	**106,240**	**90,164**

20. CURRENT TAX LIABILITIES AND OTHER TAX PAYABLES

The detail of "Tax receivables" and "Current tax liabilities and other tax payables" on the asset and liability sides, respectively, of the accompanying consolidated balance sheets at December 31, 2006 and 2005, is as follows:

	2006	2005
	Thousands of euros	
Non-current assets		
Credit for tax relief on reinvested assets	—	10,156
Other	—	571
	—	10,727
Current assets		
VAT receivable	96,168	68,063
Tax withholdings and prepayments	27,229	30,238
Sundry tax receivables	21,615	3,098
	145,012	101,399
Current liabilities		
VAT payable	6,635	21,163
Tax withholdings payable	2,825	363
Income tax payable	53,952	54,729
Other tax payables	36	130
Social security payables	558	522
	64,006	76,907

In general, Group companies have all years since 2003 open for review by the tax inspection authorities for the main taxes applicable to them, except corporate income tax, for which all years since 2002 are open for review. However, this period may differ in the case of the Group companies taxed in different tax jurisdictions.

21. REVENUE

The detail of this heading in 2006 and 2005 is as follows:

	2006	2005
	Thousands of euros	
Electricity sales under ordinary regime		
Other sales	22,537	21,537
Electricity sales under special regime		
Sales to pool	333,157	10,505
Sales to other distributors	339,941	525,214
	695,635	557,256

22. STAFF COSTS

The detail of this heading in 2006 and 2005 is as follows:

	2006	2005
	Thousands of euros	
Wages and salaries	31,206	17,371
Social Security contributions	6,841	3,587
Charge to provision for employee electricity discounts	—	171
Other social charges	139	522
	38,186	**21,651**
Capitalised staff costs		
Property, plant and equipment	**(8,125)**	**(5,656)**

The average number of employees in 2006 and 2005 was 671 and 431, respectively. The detail by professional category is as follows:

	2006	2005
University graduates and similar	317	150
Technicians	164	97
Clerical staff	33	8
Skilled workers	155	133
Auxiliary staff	2	43
	671	**431**

The average number of employees in the consolidated Group is calculated based on the percentage ownership of the parent company in the joint ventures consolidated using proportionate consolidation and the total number of employees of fully-consolidated subsidiaries.

23. OUTSIDE SERVICES

The detail of this heading in 2006 and 2005 is as follows:

	2006	2005
	Thousands of euros	
Operation and maintenance	48,818	36,294
Operating leases	14,342	10,832
Insurance	6,381	5,552
Other	44,563	24,689
	114,104	**77,367**

The estimate of future minimum payments under non-cancelable operating leases outstanding at December 31, 2006 is as follows:

	Thousands of euros
2007	12,007
2008 – 2010	35,871
2011 and beyond	353,751
	401,629

The amount of estimated minimum future payments under non-cancelable operating leases outstanding at December 31, 2005 is as follows:

	Thousands of euros
2006	11,127
2007 – 2009	32,341
2010 and beyond	305,868
	349,336

These estimates assume each lease has a 30-year life, which is the case for most of the leases outstanding. That said, most also have clauses allowing for renewal on expiry.

24. DEPRECIATION AND AMORTIZATION CHARGE AND ALLOWANCES

The detail of this heading in 2006 and 2005 is as follows:

	2006	2005
	Thousands of euros	
Property, plant and equipment depreciation charge	183,676	148,770
Amortization of intangible assets	3,567	3,230
Capital grants transferred to profit or loss	(4,808)	(2,111)
	182,435	149,889

25. FINANCE INCOME

The detail of this heading in 2006 and 2005 is as follows:

	2006	2005
	Thousands of euros	
Income from other marketable securities	—	711
Finance income from loans or similar		
—From Group companies and associates	175	458
—From companies consolidated using the equity method	6	6
—Other finance income	1,019	1,293
Settlement of non-hedging derivatives	23,542	—
Exchange gains	1,008	18
Capitalized finance costs		
Property, plant and equipment (Note 9)	6,052	1,937
	31,802	4,423

26. FINANCE COSTS

The detail of this heading in 2006 and 2005 is as follows:

	2006	2005
	Thousands of euros	
Finance costs and similar expenses:		
—From loans from third parties	31,717	21,962
—From loans from Group companies	65,893	38,054
—From loans from companies consolidated using the equity method	394	—
Decrease in finance costs from interest rate hedges of cash flow (Note 17)	(3,902)	(5,890)
Other finance costs	248	1,341
Valuation adjustment of non-hedging derivatives (Note 17)	4,925	12,072
Finance costs from valuation of debt at amortized cost	1,099	1,241
	100,374	68,780

27. SWAPS

The Iberdrola Energías Renovables Group engaged in no material transactions in 2006 and 2005 entailing the delivery of cash.

28. BUSINESS COMBINATIONS

a) 2006

In 2006 the Iberdrola Energías Renovables Group did not undertake any significant business combinations.

b) 2005

The main business combinations completed in 2005 were:

- In accordance with agreements reached in 2005 with the main shareholders of C. Rokas, S.A. (hereinafter "Rokas"), the Iberdrola Energías Renovables Group acquired successive packages of shares representing 28.9% of Rokas' share capital for 58,219 thousand euros. Since in 2005 the Group had joint control over Rokas, it was proportionately consolidated until December, when the parent company's percentage of ownership increased to 49.9%. Since then it has been fully consolidated because the Group exercises effective control over this investee.

The acquisition of these share packages in 2005 meant the early execution of the aforementioned agreements which initially envisaged that the shares would be acquired over a period between 2005 and 2008.

The detail of the net assets acquired and of the allocation of the price paid in excess of fair value is as follows:

	Carrying amount of the subsidiary before the business combination	Fair value adjustments	Fair value
	Thousands of euros		
Net assets acquired:			
—Property, plant and equipment	48,427	18,654	67,081
—Deferred tax asset	2,616	—	2,616
—Inventories	1,958	—	1,958
—Receivables	5,584	—	5,584
—Cash and cash equivalents	8,730	—	8,730
—Financial liabilities	(24,868)	—	(24,868)
—Provisions and other payables	(17,724)	—	(17,724)
—Deferred tax liability	(792)	(5,969)	(6,761)
	23,931	12,685	36,616

The cost of acquisition of the various packages of shares acquired in 2005 amounted to 58,219 thousand euros, giving rise to goodwill of 21,603 thousand euros. The transaction gave rise to a net cash outflow of 49,489 thousand euros.

The impact that the business combinations described above would have had on "Net profit for the year" and "Revenue" in the 2005 consolidated income statement had the aforementioned combinations taken place on 1 January 2005 is not material in relation to these consolidated annual accounts.

29. CONTINGENT LIABILITIES

The Iberdrola Energías Renovables Group's contingent liabilities, mainly litigation and other legal issues, are not material.

30. INTERESTS IN JOINT VENTURES

The detail of the main items relating to Iberdrola Energías Renovables Group's transactions and percentage ownership in joint ventures (jointly controlled entities consolidated using proportionate consolidation) in 2006 and 2005 are as follows:

	Energías Renovables de la Región de Murcia, S.A.	Eólicas de Euskadi, S.A.	Eólica de Campollano, S.A.	Desarrollo de Energías Renovables de La Rioja, S.A.	Molinos del Cidacos, S.A.	Molinos de La Rioja, S.A.	Iberdrola Energías Renovables de La Rioja, S.A.	Other
	Thousands of euros							
2006								
Non-current assets								
Intangible assets	—	6	—	183	301	131	—	21,046
Property, plant and equipment	66,059	95,462	105,636	58,109	101,535	51,246	38,266	103,368
Non-current financial assets	1,141	—	132	345	599	592	89,702	16,404
	67,200	95,468	105,768	58,637	102,435	51,969	127,968	140,818
Current assets	38,780	15,026	11,456	9,104	16,887	6,887	3,826	33,199
Total assets	105,980	110,494	117,224	67,741	119,322	58,856	131,794	174,017
Non-current liabilities	27,897	62,940	91,596	34,180	68,825	41,525	—	13,060
Current liabilities	24,294	8,658	11,028	9,915	22,833	10,088	32,723	116,695
Total liabilities	52,191	71,598	102,624	44,095	91,658	51,613	32,723	129,755
Revenue	7,344	29,700	23,496	19,234	27,353	7,358	24,426	—
Expenses	5,321	18,804	19,496	12,013	16,767	5,291	6,721	5,283
2005								
Non-current assets								
Intangible assets	36	10	56	197	367	145	—	16
Property, plant and equipment	39,892	104,054	113,823	61,510	103,265	36,556	—	1,530
Non-current financial assets	31,985	173	12	431	698	408	—	1,518
	71,913	104,237	113,891	62,138	104,330	37,109	—	3,064
Current assets	16,302	19,483	17,963	19,518	17,276	9,310	—	3,786
Total assets	88,215	123,720	131,854	81,656	121,606	46,419	—	6,850
Non-current liabilities	30,254	54,988	109,256	44,295	83,829	25,307	—	—
Current liabilities	5,804	29,461	12,001	13,676	15,574	16,273	—	1,583
Total liabilities	18,029	42,225	30,314	21,015	36,034	17,618	—	1,583
Revenue	6,386	20,170	18,563	20,671	27,429	4,749	—	—
Expenses	5,215	10,978	15,837	9,051	10,035	2,866	—	143

The contribution of proportionately consolidated jointly controlled entities to consolidated profit in 2006 and 2005 was as follows:

	2006	2005
	Thousands of euros	
Energías Renovables de la Región de Murcia, S.A.	1,091	478
Eólicas de Euskadi, S.A.	7,605	4,488
Eólicas de Campollano, S.A.	1,460	437
Desarrollo de Energías Renovables de la Rioja, S.A.	2,103	2,738
Molinos del Cidacos, S.A.	2,941	2,826
Molinos de La Rioja, S.A.	849	445
Energías de Castilla y León, S.A.	144	(5)
Villardefrades Eólicas, S.L.	2	(4)
Energías Eólicas de Cuenca, S.A.	—	(32)
Aerocastilla, S.A.	1	(4)
Generación de Energía Eólica, S.A.	1	(4)
Vientos de Castilla y León, S.A.	1	(4)
Eólicas Fuente Isabel, S.A.	1	(4)
Energía Global Castellana, S.A.	(54)	(4)
Productora de Energía Eólica, S.A.	1	(4)
Electra de Layna, S.A.	40	(19)
Energías Eólicas del Sisante, S.A.	—	(121)
Saltos de Belmontejo, S.A.	—	(4)
Ecobarcial, S.A.	(91)	—
Producciones Enegéticas de Castilla y León, S,A.	(7)	—
Sistemas de Conexión Hueneja, S.L.	(57)	—
Molins de la Somme	(15)	—
Electra de Malvana, S.A.	(2)	—
Electra de Montanchez, S.A.	(7)	—
Iberdrola Energía Renovables de la Rioja, S.A.	4,523	—
Eólicas de la Rioja, S.A.U.	5,358	—
	25,888	11,203

31. GUARANTEE COMMITMENTS TO THIRD PARTIES

At December 31, 2006 and 2005, the Iberdrola Energías Renovables Group had provided guarantees of 70,170 thousand and 53,915 thousand euros, respectively, basically to various public bodies and financial institutions.

The Group considers that any additional liabilities that could arise from the guarantees provided at December 31, 2006 and 2005 would not be material.

Also, the Iberdrola Energías Renovables Group, in compliance with the contractual obligations related to loans received from banks, had pledged all or part of their shares at December 31, 2006 and 2006. The detail by company of pledged shares is as follows:

	December 31, 2006		December 31, 2005	
Company	Number of shares pledged by percentage Group ownership	Carrying amount by percentage Group ownership	Number of shares pledged by percentage Group ownership	Carrying amount by percentage Group ownership
		Thousands of euros		
Desarrollo de Energías Renovables de La Rioja, S.A.	668,415	9,480	598,125	7,990
Eólicas de La Rioja, S.A.	63,550	5,537	68,750	6,694
Molinos del Cidacos, S.A.	325,745	8,754	256,250	4,561
Sistemas Energéticos Torralba, S.A.	18,483	4,023	18,483	3,928
Sistemas Energéticos Mas Garullo, S.A.	12,570	1,764	12,570	1,891
Sistemas Energéticos La Muela, S.A.	25,500	3,164	25,500	3,263
Sistemas Energéticos del Moncayo, S.A.	24,075	4,140	24,075	3,008
Eólicas de Campollano, S.A.	272,425	3,650	272,425	2,649
Biovent Energía, S.A.	1,700	32,110	1,700	20,906
Energías Renovables de la Región de Murcia, S.A.	568,174	26,682	568,174	25,877
Molinos de La Rioja, S.A.	127,110	3,057	42,000	1,470

32. INFORMATION ON THE SOLE DIRECTOR

In 2006 and 2005, the Sole Director of the parent Company and its representative (natural person) earned no remuneration of any kind, and received no advances or loans.

At December 31, 2006 and 2005, the Group had provided no guarantees nor contracted any pension or life insurance commitments to the Sole Director or its representative (natural person).

In compliance with article 127 ter. Section 4 of the Spanish Corporation Law, enacted by Law 26/2003, dated 17 July, which modifies Security Market Law 24/1988, dated 28 July, and the revised text of the Spanish Corporation Law, to reinforce the transparency of listed companies, it is noted that Iberdrola, S.A., Sole Director of the parent company, is head of a large group companies which mainly engage in the generation, transmission, distribution and supply of electricity and gas and holds, directly and indirectly, equity investments in companies having the same, similar or complementary activities as those of Iberdrola Energías Renovables II, S.A.U., as well as the positions held in said companies:

Company	% of ownership	Position or functions
"IBERDROLA ENERGÍA, S.A.U."	100%	Representative of Sole Director, Iberdrola S.A.
"IBERDROLA GENERACIÓN, S.A.U."	100%	Representative of Sole Director, Iberdrola S.A.
"IBERDROLA DISTRIBUCIÓN, S.A.U."	100%	None
"IBERDROLA INGENIERIA Y CONSTRUCCION, S.A.U."	100%	Representative of Sole Director, Iberdrola S.A.
"AMARA, S.A.U."	100%	Representative of Sole Director, Iberdrola S.A.

The annual accounts of Iberdrola, S.A. and subsidiaries for 2006 (available on *www.iberdrola.es*) provide additional information on the companies making up the Iberdrola Group.

The following table lists the companies engaging in an activity that is identical, similar or complementary to the corporate purpose of Iberdrola Energías Renovables, S.A.U., in which the representative (natural person) of Iberdrola, S.A., Sole Director of Iberdrola Energías Renovables, S.A.U., Julián Mártinez-Simancas Sánchez owns equity interests, and of the functions, if any, that he discharges in them:

Company	Number of shares Direct	Number of shares Indirect	Position held or duties performed
"IBERDROLA, S.A."	1,651	—	General Secretary and Vice Secretary of the Board of Directors
"E.ON, S.A."	—	250	None
"GENERAL ELECTRIC CO."	—	1,330	None
"ELECTRICITE DE FRANCE"	—	250	None
"SIEMENS"	—	320	None
"SUNWAYS AG"	—	1,200	None
"VERBIO"	—	1,200	None
"LEGRAND"	—	800	None
"PHILIPS ELECTRONIC"	—	400	None
"GENERAL DE ALQUILER DE MAQUINARIA, S.A."	—	700	None
"FORTUM"	—	820	None
"IBERDROLA ENERGÍA, S.A.U."	—	—	Representative of Sole Director, Iberdrola S.A.

33. BALANCES AND TRANSACTIONS WITH OTHER IBERDROLA GROUP COMPANIES

The table below shows the detail of balances and transactions with Iberdrola Group companies and related parties, defined as those companies that are considered as such by Iberdrola, S.A. (Sole Shareholder of Iberdrola Energías Renovables, S.A.U.) at December 31, 2006 and 2005:

	At December 31, 2006			Year ended December 31, 2006			
	Current receivables	Current payables	Non-current payables	Revenue	Services received	Finance income	Finance costs
	Thousands of euros						
Group							
Iberdrola, S.A.	—	2,186,697	378,902	—	12,998	175	64,837
Iberdrola Generación, S.A.U.	965	—	—	236,468	2,939	—	—
Iberdrola Distribución, S.A.U.	35,758	—	—	186,101	594	—	—
Iberdrola Ingeniería y Construcción, S.A.U.	—	45,207	—	—	3,969	—	—
				422,569	20,500	175	64,837
Related parties							
Gamesa Eólica, S.A.	—	172,171	37,730				
	36,723	2,404,075	416,632				

	At December 31, 2005			Year ended December 31, 2005			
	Current receivables	Current payables	Non-current payables	Revenue	Services received	Finance income	Finance costs
	Thousands of euros						
Group							
Iberdrola, S.A.	2,327	1,849,269	421,647	—	8,560	458	37,773
Iberdrola Generación, S.A.U.	163,690	—	—	184,322	3,591	—	—
Iberdrola Distribución, S.A.U.	54,314	157	—	245,589	587	—	—
Iberdrola Ingeniería y Construcción, S.A.U.	—	19,916	—	—	4,220	—	—
				429,911	16,958	458	37,773
Related parties							
Gamesa Eólica, S.A.	328	259,926	39,549				
	220,659	2,129,268	461,196				

In 2006, the Group reached an agreement with Gamesa Eólica, S.A. for the supply of wind turbines by which the Gamesa Group will supply the Group wind turbines with total capacity of 2,700 MW valued at over 2,300 million euros between 2007 and 2009 for installation in Spain, the rest of Europe, Mexico and the US. The contract extends to assembly and start-up, as well as operating and maintenance services during the guarantee period.

Also during the year, the Group committed to buying from Gamesa Energía (a subsidiary of Gamesa Corporación Tecnológica, S.A.) approximately 1,000 MW of wind capacity in the US, worth between 700 and 1,100 million US dollars, depending on the total capacity actually acquired and output.

In October 2005, Iberdrola Energías Renovables Group agreed to buy from Gamesa Energía, S.A. (a subsidiary of Gamesa Corporación Tecnológica, S.A.) certain wind farms with a combined installed capacity of 700 MW. These acquisitions will take place between 2006 and 2009 at a price of approximately 900,000 thousand euros, extendible to 2012.

34. REMUNERATION OF SENIOR MANAGEMENT

Staff costs (wages and salaries, bonuses, compensation in kind, social security costs, pension plans, etc.) relating to senior executives amounted to 4,434 thousand and 4,059 thousand in 2006 and 2005, respectively. These sums are recognized under "Staff Costs" in the accompanying 2006 and 2005 consolidated income statements.

35. FINANCIAL POSITION

The consolidated financial statements for 2006 and 2005 show a net working capital requirement, mainly due to the classification as current borrowings of the reciprocal current account debts that various Group companies have with Iberdrola, S.A. (see Note 33). It is the intention of Iberdrola, S.A. as the Group's Sole Shareholder, to provide all finance necessary to allow the Group to adequately carry on its business activities.

36. FEES FOR SERVICES PROVIDED BY AUDITORS

Fees paid to the statutory auditor and related parties by Iberdrola Energías Renovables Group companies for the audit of their financial statements in 2006 and 2005 were 729 thousand and 380 thousand euros, respectively. Auditors' fees paid to other auditors who contributed to the audit of Iberdrola Energías Renovables Group companies in 2006 and 2005 were 35 thousand and 104 thousand, respectively.

The statutory auditor and related companies provided other professional services to Group companies in 2006 and 2005 amount to 90 thousand and 0 euros, respectively, while those for the same services by other auditors participating in the audit of Group companies came to 0 and 81 thousand euros, respectively.

37. ENVIRONMENTAL INFORMATION

The Group incurred environmental expenses for insignificant amounts in 2006. It was not considered necessary to record any provision for liabilities and charges in connection with environmental issues, nor are there any contingencies relating to environmental protection and enhancement.

38. EVENTS AFTER DECEMBER 31, 2006

The main transactions carried out by the Group after the end of the financial year were as follows:

- In February 2007, the parent company acquired a further 10% of subsidiary Biovent Holding, S.A. The price will depend on the company's performance. The amount initially paid in the first provisional settlement was 2 million euros.
- In February 2007, subsidiary Iberdrola Energias Renovaveis, S.A. acquired 100% of Portuguese company Eonergi Energía Eólica, S.A., which has 32 MW of capacity in operation, for an investment of approximately 36 million euros.

- On February 15, 2007, subsidiary Biovent Holding, S.A. acquired an additional 40% share of Energía Global Castellana, S.A. At December 2006, its ownership interest in the company stood at 60%. The estimated amount of the transaction was 27,478 thousand euros. The final amount will depend on the capacity ultimately installed. A provisional first payment of 13,595 thousand euros was made.
- In March 2007, subsidiary Iberdrola Energías Renovables de Castilla La Mancha, S.A.U. set up, together with another partner, the company Iberdrola Energía Solar de Puertollano, S.A., with a capital contribution of 36 million euros.

  Also that month, the Iberdrola Energías Renovables, S.A.U. parent company acquired an additional 2.8% capital stake in subsidiary C. Rokas, S.A., raising its total ownership interest to 52.7%. The amount paid for this new stake was 12.5 million euros. In addition, the Group acquired a package of preferred stock without voting rights from the Rokas family for 26.9 million euros.

39. PREPARATION OF THE FINANCIAL STATEMENTS

The consolidated financial statements for the year ended December 31, 2006 were prepared by the Sole Director on March 30, 2007.

APPENDIX

INFORMATION ON SUBSIDIARIES, ASSOCIATES AND INVESTEES

The tables below give details of the percentage ownership held either directly or indirectly by Iberdrola Energías Renovables, S.A.U. in its subsidiaries. The percentage of voting rights in the corporate bodies of these companies controlled by Iberdrola basically corresponds to the percentage of ownership.

A. COMPANIES MAJORITY OWNED OR CONTROLLED AND FULLY CONSOLIDATED IN 2006 AND 2005

			Direct or indirect percentage ownership		
Company	**Location**	**Activity**	**12/31/06**	**12/31/05**	**Auditor**
Iberdrola Energ. Rinnovabili, S.P.A.	Italy	Energy	100.00	100.00	—
Iberdrola Renewable Energies of UK Limited	UK	Energy	100.00	100.00	Ernst & Young
Higher Darracott Moor Wind Farm Ltd.	UK	Energy	100.00	—	—
Aeolia Produçao de Energía, S.A.	Portugal	Energy	78.00	78.00	Ernst & Young
Iberdrola Energies Renouvelables, S.A.S.	France	Energy	100.00	100.00	Ernst & Young
Perfect Wind subgroup, made up of 20 companies	France	Energy	100.00	—	—
Parc Eolien La Nourais, S.A.S.	France	Energy	100.00	—	—
Iberdrola Regenerat Energien, GMBH	Germany	Energy	100.00	100.00	—
Energías Renováveis do Brasil, Ltda.	Brazil	Energy	100.00	100.00	Ernst & Young
Iberdrola Energías Renováveis, S.A.	Portugal	Energy	100.00	100.00	Ernst & Young
C. Rokas, S.A. subgroup (*), made up of 35 companies	Greece	Energy	49.90	49.90	Ernst & Young
Iberdrola Energía Odnawialna Spo3kaz Ograniczon Odpowiedzialnocecil	Poland	Energy	100.00	100.00	—
Iberenova Promociones, S.A.U.	Madrid	Energy	100.00	100.00	Ernst & Young
Ciener, S.A.U.	Vizcaya	Energy	100.00	100.00	Ernst & Young
Energía I Vent, S.A.	Barcelona	Energy	90.00	90.00	Ernst & Young
Iberdrola Energías Renovables de Galicia, S.A.U.	Orense	Energy	100.00	100.00	Ernst & Young
Iberdrola Energías Renovables de Castilla-La Mancha, S.A.U.	Toledo	Energy	100.00	100.00	Ernst & Young
Minicentrales del Tajo, S.A.	Madrid	Energy	66.58	66.58	Ernst & Young
Biovent Energía, S.A.	Valladolid	Energy	85.00	85.00	Ernst & Young
Iberdrola Energías Renovables de Andalucía, S.A.U.	Seville	Energy	100.00	100.00	Ernst & Young
Iberdrola Energías Renovables de Aragón, S.A.U.	Zaragoza	Energy	100.00	100.00	Ernst & Young
Sociedad Gestora de Parques Eólicos Campo de Gibraltar, S.A.	Malaga	Energy	55.00	55.00	Ernst & Young
Sociedad Gestora de Parques Eólicos de Andalucía, S.A.	Malaga	Energy	55.00	55.00	Ernst & Young
Biovent Holding, S.A	Valladolid	Energy	85.00	85.00	Ernst & Young
Sistemas Energéticos Chandrexa, S.A.	Orense	Energy	96.07	96.07	Ernst & Young
Sistemas Energéticos Mas Garullo, S.A.	Zaragoza	Energy	51.00	51.00	Ernst & Young
Sistemas Energéticos La Muela, S.A.	Zaragoza	Energy	50.00	50.00	Ernst & Young
Sistemas Energéticos del Moncayo, S.A.	Soria	Energy	75.00	75.00	Ernst & Young
Sistemas Energéticos Torralba, S.A.	Zaragoza	Energy	60.00	60.00	Ernst & Young
Eme Dólar Uno, S.L.U.	Seville	Energy	100.00	100.00	Ernst & Young
Eme Hueneja Tres, S.L.U.	Seville	Energy	100.00	100.00	Ernst & Young
Eme Dólar Tres, S.L.U.	Seville	Energy	100.00	100.00	Ernst & Young
Eme Ferreira Dos, S.L.U.	Seville	Energy	100.00	100.00	Ernst & Young
Global Solar Energy, S.A.	Murcia	Energy	90.00	—	Ernst & Young
Producciones Energéticas de Castilla y León, S.A.	Valladolid	Energy	76.50	—	Ernst & Young
Windfarm Wirfus, GMBH	Germany	Energy	100.00	—	—

Company	Location	Activity	Direct or indirect percentage ownership 12/31/06	12/31/05	Auditor
EBV Windpark 23, GMBH	Germany	Energy	100.00	—	—
Rastenberg, GMBH	Germany	Energy	100.00	—	—
Energía Wiatrowa Karscino S.P. ZOO EWK	Poland	Energy	100.00	—	—
Iberdrola Renewable Energies USA Limited subgroup, made up of 30 companies	US	Energy	100.00	—	Ernst & Young
Electra Sierra de San Pedro, S.A.	Cáceres	Energy	80.00	—	—
Sistema Energéticos Los Campillos, S.A.U.	Valladolid	Energy	100.00	—	—
Ousauhing Raisner, AS	Estonia	Energy	80.00	—	—
Iberdrola Energía Marinas de Cantabria, S.A.	Cantabria	Energy	60.00	—	—
Energías Eólicas de Cuenca, S.A.	Cuenca	Energy	62.50	62.50	—
Energiaki Alogorachis, S.A.	Greece	Energy	100.00	—	—
Iberdrola Regenerat Energien Verwaltungs, Gmbh	Germany	Energy	100.00	—	—
Windpark Jülicher Land	Germany	Energy	100.00	—	—
EC Energoconsult Mernökszolgalati, I.E.K.	Hungary	Energy	100.00	—	—
Somozas Energías y Recursos Medioambientales, S.A.	La Coruña	Energy	90.00	—	—

(*) Listed on the Greece stock exchange.

B. JOINTLY CONTROLLED ENTITIES CONSOLIDATED USING THE PROPORTIONATE CONSOLIDATION METHOD IN 2006 AND 2005

Company	Location	Activity	Direct or indirect percentage ownership 12/31/06	12/31/05	Auditor
Iberdrola Energías Renovables de La Rioja, S.A.	La Rioja	Energy	63.55	100.00	Ernst & Young
Eólicas de Euskadi, S.A.	Vizcaya	Energy	50.00	50.00	Attest
Molinos del Cidacos, S.A.	La Rioja	Energy	31.78	25.00	Ernst & Young
Desarrollo de Energías Renovables de La Rioja, S.A.	La Rioja	Energy	40.51	36.25	Ernst & Young
Energías Renovables de la Región de Murcia, S.A.	Murcia	Energy	50.00	50.00	Ernst & Young
Molinos de La Rioja, S.A.	La Rioja	Energy	42.37	33.33	Ernst & Young
Eólicas de Campollano, S.A.	Madrid	Energy	25.00	25.00	KPMG
Ecobarcial, S.A.	Zamora	Energy	39.02	—	Ernst & Young
Electra de Malvana, S.A.	Cáceres	Energy	48.00	—	—
Electra de Montachez, S.A.	Cáceres	Energy	40.00	—	—
Sistema Eléctrico de Conexión Huenéja, S.L.	Granada	Energy	41.80	—	—
Parque Eólico Cruz del Carrutero, S.L.	Valladolid	Energy	54.40	—	—
Parque Eólico Fuente Salada, S.L.	Valladolid	Energy	68.00	—	—
Parque Eólico Los Collados, S.L.	Valladolid	Energy	68.00	—	—
Saltos del Belmontejo, S.A.	Cuenca	Energy	24.84	24.84	Ernst & Young
Electra de Layna, S.A.	Valladolid	Energy	42.50	42.50	—
Eólicas de La Rioja, S.A.	La Rioja	Energy	63.55	72.50	Ernst & Young
Aerocastilla, S.A.	Valladolid	Energy	51.00	51.00	—
Generación de Energía Eólica, S.A.	Valladolid	Energy	51.00	51.00	—
Vientos de Castilla y León, S.A.	Valladolid	Energy	51.00	51.00	—
Eólicas Fuente Isabel, S.A.	Valladolid	Energy	51.00	51.00	—
Productora de Energía Eólica, S.A.	Valladolid	Energy	50.92	50.92	—
Energías de Castilla y León, S.A.	Valladolid	Energy	76.50	76.50	Ernst & Young
Energía Global Castellana, S.A.	Valladolid	Energy	51.00	51.00	Ernst & Young
Peache Energías Renovables, S.A.	Valladolid	Energy	51.00	51.00	—
Villardefrades Eólica, S.L.	Valladolid	Energy	68.00	68.00	—

C. ASSOCIATES ACCOUNTED FOR USING THE EQUITY METHOD IN 2006 AND 2005

			Direct or indirect percentage ownership	
Company	**Location**	**Activity**	**12/31/06**	**12/31/05**
Sotavento Galicia, S.A.	La Coruña	Energy	8.00%	8.00%

D. GROUP COMPANIES AT DECEMBER 31, 2005 WHICH IN WERE EXCLUDED FROM CONSOLIDATION BECAUSE THEY WERE LIQUIDATED:

			Direct or indirect percentage ownership	
Company	**Location**	**Activity**	**12/31/06**	**12/31/05**
Eólicas de Sisante, S.A.	Toledo	Energy	—	50.00

IBERDROLA ENERGÍAS RENOVABLES, S.A.U. AND SUBSIDIARIES

Consolidated Management Report for the year ended December 31, 2006

SIGNIFICANT EVENTS IN 2006

a) Strategic Plan and installed capacity

In 2006 Iberdrola raised its renewable energy generating capacity from 3,810 MW to 4,434 MW. The additional 624 MW (+16.4%) came in both Spain (420 MW) and abroad (204 MW). Of its total installed renewable capacity, 4,102 MW is wind power and 332 MW mini-hydroelectric.

This is above the 434 MW (+11%) target set in Iberdrola's Strategic Plan for 2002-2006 and cements Iberenova's position as a global leader in renewable energies.

In wind power it has added 607 MW of capacity, including 204 MW from Iberdrola's foreign wind farms, located in France, Germany, Poland, Greece, Brazil, Portugal and the US. In mini-hydroelectric capacity, 17 MW have been added.

Regarding other renewable technologies, the Group has a number of solar thermal and photovoltaic power generation projects under development, as well as biomass, bioethanol and biodiesel plants.

All this activity in 2006 required an investment of approximately 850 million euros.

b) The international business

In 2006, Iberdrola continued the international expansion of its renewable energy business begun in 2005.

First, the year featured its foray into the US market via a number of acquisitions (e.g. Community Energy and Midwest Renewable Energy Projects) and an agreement with Gamesa to acquire wind farms. Iberdrola ended 2006 with 26 MW of capacity in operation in the US and a project portfolio entailing more than 5,000 MW. It now has a permanent office set up in the state of Pennsylvania.

Second, the Group struck a deal to acquire Perfect Wind in France, which owns the rights to a portfolio of 600 MW of projects.

Finally, a number of construction projects were carried out and/or acquisitions made in other countries, such as Greece, Portugal, France, Poland, Germany, the UK, Estonia, Hungary and Brazil, while the Group also expanded its portfolio of future wind farms.

c) Income statement highlights

In 2006, Iberenova posted a 24.8% increase in revenue to 695,635 thousand euros, driven by growth output and higher average prices. The Group generated a total 7,867 GWh of electricity in the year, 11.5% more than in 2005. This was sold for an average price of 88.42 euros/MWh, an increase of 12% on the year before.

Operating profit increased, with EBITDA rising by 21.6% to 556,685 thousand euros and EBIT up 21.6% to 374,250 thousand euros.

Net profit for the year totaled 189.6 million euros, up from 144.3 million euros in 2005. This 31.4% increase was fuelled by higher average operating capacity, greater generation and higher average prices.

BUSINESS OUTLOOK FOR 2007

In 2007, the Iberenova Group will continue with its planned investment to roll out new projects currently under development or construction, expanding capacity in both its existing technologies of wind and mini-hydroelectric, and new technologies such as solar thermal and photovoltaic, biomass and biofuels.

In relation to the regulatory environment in Spain, the Company bills power generated in conformity with RD 436/2004 of March 12. In this statement of intent, this Royal Decree guarantees the owners of plants operating under the special regime reasonable returns on investment and sets a target of highly efficient and renewable energies accounting for nearly one-third of electricity consumption by 2010.

Article 40 of Royal Decree 436/2004 states that depending on the degree of completion of the Renewable Energies Development Plan, the tariffs, premiums, incentives and other would come into force and be applicable from January 1, 2008, but not retrospectively to past tariffs and premiums. This review was not carried out in 2006 and at the date of preparation of this report new legislation to this effect had yet to be enacted in 2007.

RESEARCH AND DEVELOPMENT

In research and development, the RD&i Committee was created with the mission of managing the business innovation process.

Meanwhile, work continued on the renewables projects initiated in 2005:

- The MULTIPLICADORAS Project: this involves researching the relationship between the useful life of wind turbine generators and the external environmental conditions regarding wind speed, turbulence and outages under different regulatory regimes.
- The OLASLUZ Project: this is the first ocean wave power project in Spain, with capacity of up to 1.25 MW in Santoña, Santander, on the Bay of Biscay.
- CORE Project: a pioneering initiative in the sector to create the Toledo Renewables Operations Center. The center will optimize technical management and financial returns in real time, 24/7, 365 days a year, for all wind farms, mini-hydroelectric plants and substations whether run by Iberdrola or other renewables operators.
- The European WINDGRID Project: seeks to integrate wind farms into the electricity system, maximizing the use of renewables while ensuring the stable and secure operation of the grid. It also seeks to create a technical base that the EU can use to draw up standards and simulate possible scenarios.
- The METEOFLOW Project: forecasting wind power generation to be able to minimize diversions in the market and enhance operational management.
- The VOLTAGE DROPS AND REACTIVE POWER Project: looking at the connections between wind farms and the grid.

EVENTS AFTER THE BALANCE SHEET DATE

The main transactions carried out by the Iberenova Group after the end of the financial year were as follows:

- In February 2007, the Iberenova parent company acquired a further 10% of subsidiary Biovent Holding, S.A. It already owned 85% of this company at year-end 2006. The price of the transaction is variable, with an initial payment of 2 million euros.
- In February 2007, subsidiary Iberdrola Energias Renovaveis, S.A. acquired 100% of Portuguese company Eonergi Energía Eólica, S.A., which has 32 MW of capacity in operation, for an investment of approximately 36 million euros.
- In February 2007, an agreement was reached whereby the Group company Biovent Holding, S.A. would acquire the 40% it did not already own in Energía Global Castellana. It already owned 60% of this company at year-end 2006. The purchase price is variable, but is initially estimated at around 27.4 million euros, with an initial payment of 13.5 million euros.
- In March 2007, Iberenova acquired an additional 2.8% of the common shares of C. Rokas, S.A., in which at year-end 2006 it owned 49.9%. This took its holding to 52.7% at the end of March 2007, the date of preparation of the consolidated annual financial statements. In addition, Iberenova acquired a package of preferred stock without voting rights from the Rokas family for 26.9 million euros.
- Also, in the first quarter of the year a number of contributions of insignificant amounts were made to increase the Group's equity investments in subsidiaries.

TREASURY SHARES

Iberenova did not acquire or carry out any transactions with treasury shares in 2006.

ENVIRONMENT

The rollout of the Iberdrola Group's Global Environmental Management System was completed in 2006. This system, certified by the Spanish Association for Standardization and Certification (AENOR), approves the Environmental Guidelines which entail concrete aims and targets for the whole of the Iberdrola Group.

AUDIT REPORT

* * * *

IBERDROLA ENERGÍAS RENOVABLES II, S.A.U. AND SUBSIDIARIES

Consolidated Annual Accounts and Consolidated Management Report for the year ended December 31, 2005

(Translation of a report and consolidated annual accounts originally issued in Spanish. In the event of discrepancy, the Spanish-language version prevails)

AUDIT REPORT ON THE CONSOLIDATED ANNUAL ACCOUNTS

Translation of a report and consolidated annual accounts originally issued in Spanish. In the event of discrepancy, the Spanish-language version prevails.

To the Sole Shareholder of
Iberdrola Energías Renovables II, S.A.U.

1. We have audited the consolidated annual accounts of Iberdrola Energías Renovables II, S.A.U. and its subsidiaries (the Group), which comprise the consolidated balance sheet at December 31, 2005, the consolidated income statement, the consolidated statement of recognized income and expense, the consolidated cash flow statement and the notes thereto for the year then ended, the preparation of which is the responsibility of the Parent Company's sole director. Our responsibility is to express an opinion on the aforementioned consolidated annual accounts taken as a whole, based upon work performed in accordance with auditing standards generally accepted in Spain, which require the examination, through the performance of selective tests, of the evidence supporting the annual accounts, and the evaluation of their presentation, of the accounting principles applied, and of the estimates made. Our work did not include the audit of the 2005 annual accounts of several subsidiaries, whose assets and net profit represent 9.2% and 5.4%, respectively, of the consolidated totals. Said annual accounts were audited by other auditors (see Appendix for details) and our opinion in this audit report on the Iberdrola Energías Renovables Group's consolidated annual accounts with regard to these subsidiaries is based solely on the reports of these auditors.

2. The accompanying 2005 consolidated annual accounts are the first ones which the Group has prepared, in a voluntary way, by applying the international financial reporting standards adopted by the European Union (IFRS-EU), which in general require that comparative information be included in the financial statements presented. Thus, in accordance with mercantile law, for comparative purposes the Parent Company's sole director has included for each of the captions included in the consolidated balance sheet, the consolidated income statement, the consolidated statement of recognized income and expense, the consolidated cash flow statement and the notes thereto, in addition to the figures of 2005, those of 2004, which have been obtained by applying IFRS-EU in effect at December 31, 2005 and which were not audited. Our opinion refers only to the consolidated annual accounts for 2005.

3. In our opinion, based on our audit and on the reports of the other auditors, the accompanying 2005 consolidated annual accounts give a true and fair view, in all material respects of the equity and financial position of Iberdrola Energías Renovables II, S.A.U. and its subsidiaries at December 31, 2005 and the consolidated results of its operations, the changes in consolidated equity contained in the consolidated statement of recognized income and expense and the consolidated cash flow for the year then ended and contain the required information necessary for their adequate interpretation and comprehension, in conformity with the international financial reporting standards adopted by the European Union which are consistent with those applied to the figures and information corresponding to the 2004 consolidated financial statements which have been included in the 2005 annual accounts for comparative purposes.

4. The accompanying consolidated management report for the year ended December 31, 2005 contains such explanations as the Parent Company's sole director considers appropriate concerning the situation of Iberdrola Energías Renovables II, S.A.U. and its subsidiaries, the evolution of their business and other matters, and is not an integral part of the consolidated annual accounts. We have checked that the accounting information included in the consolidated management report mentioned above agrees with the consolidated annual accounts for the year ended December 31, 2005. Our work as auditors is limited to verifying the consolidated management report in accordance with the scope mentioned in this paragraph, and does not include the review of information other than that obtained from the accounting records of the consolidated companies.

ERNST & YOUNG, S.L.
Signed on the original in Spanish

April 3, 2006

IBERDROLA ENERGÍAS RENOVABLES II, S.A.U. AND SUBSIDIARIES

Consolidated Annual Accounts and Management Report for the year ended December 31, 2005

CONTENTS

IBERDROLA ENERGÍAS RENOVABLES II, S.A.U. AND SUBSIDIARIES

Consolidated balance sheet

	Notes	At December 31 2005	2004 (unaudited)
		Thousands of euros	
ASSETS			
NON-CURRENT ASSETS			
Intangible assets	9	**42,405**	**13,468**
Goodwill		30,850	2,877
Other intangible assets		11,555	10,591
Property, plant & equipment	10	**3,460,054**	**2,815,987**
Property, plant and equipment in use		3,139,575	2,401,447
Property, plant and equipment in progress		320,479	414,540
Financial assets	11	**30,319**	**57,859**
Investments accounted for using the equity method		143	33,990
Non-current equity investments		288	4,217
Other non-current financial investments		29,888	19,652
Non current trade and other receivables	19	**10,727**	**17,780**
Deferred tax assets	18	**55,449**	**51,944**
		3,598,954	**2,957,038**
CURRENT ASSETS			
Current Trade and other receivables	32	**293,184**	**205,711**
Current Financial assets	11	**33,439**	**12,141**
Current equity investments		485	7,588
Other financial investments		32,954	4,553
Tax receivables	19	**101,399**	**124,989**
Cash and cash equivalents		**61,350**	**27,597**
		489,372	**370,438**
TOTAL ASSETS		**4,088,326**	**3,327,476**
EQUITY AND LIABILITIES			
Of shareholders of the parents	12		
Share capital		164,600	164,600
Share premium		101,979	60,342
Unrealized assets and liabilities revaluation reserve		(8,643)	(9,070)
Other reserves		153,402	172,736
Translation differences		2,159	2,206
Net Profit for the year		144,325	34,463
		557,822	**425,277**
Of Minority interests		**66,539**	**15,871**
		624,361	**441,148**
NON-CURRENT LIABILITIES			
Deferred income	13	**90,928**	**14,728**
Provisions	14	**27,375**	**1,631**
Provisions for pensions and similar obligations		525	(18)
Other provisions		26,850	1,649
Bank Borrowings and other financial liabilities		**365,985**	**349,128**
Bank borrowings-loans	15	293,125	270,509
Derivative financial instruments	16	72,860	78,619
Other non-current liabilities	17	**495,191**	**507,738**
Deferred tax liabilities	18	**25,404**	**9,639**
		1,004,883	**882,864**
CURRENT LIABILITIES			
Provisions		**8,791**	**205**
Other provisions		8,791	205
Bank borrowings and other financial liabilities		**79,078**	**24,336**
Bank borrowings-loans	15	78,435	24,336
Derivative financial instruments	16	643	—
Trade and other payables		**2,371,213**	**1,978,923**
Trade payables		123,223	28,929
Current tax liabilities and other tax payables	19	76,907	34,791
Other current liabilities	32	2,171,083	1,915,203
		2,459,082	**2,003,464**
TOTAL LIABILITIES		**3,463,965**	**2,886,328**
TOTAL EQUITY AND LIABILITIES		**4,088,326**	**3,327,476**

(*) The consolidated balance sheet for 2004 is presented for information purposes only.

Notes 1 to 37 to the accompanying consolidated financial statements and the appendix are an integral part of the consolidated balance sheet

IBERDROLA ENERGÍAS RENOVABLES II, S.A.U. AND SUBSIDIARIES

Consolidated income statement for the year ended December 31

	Notes	2005	2004 (unaudited)
		For the years ended December 31, 2005 and 2004 (*)	
		Thousands of euros	
Revenue	20	**557,256**	**329,452**
Staff costs	21	(21,651)	(13,225)
Capitalised staff costs	21	5,656	3,941
Outside services	22	(77,367)	(68,655)
Other operating income		8,044	9,832
		(85,318)	**(68,107)**
Taxes other than income tax		(14,302)	(5,308)
		457,636	**256,037**
Depreciation and amortization charge and allowances	23	(149,889)	(108,539)
PROFIT FROM OPERATIONS		**307,747**	**147,498**
Result of companies accounted for using the equity method		36	(5,019)
Finance income	24	4,423	8,171
Finance costs	25	(68,780)	(88,834)
Gains on disposal of non-current assets		157	—
Losses on disposal of non-current assets		(219)	—
PROFIT BEFORE TAX		**243,364**	**61,816**
Income tax	18	(90,164)	(23,482)
NET PROFIT FOR THE YEAR		**153,200**	**38,334**
Attributable to:			
Equity holders of the parent		144,325	34,463
Minority interests	12	8,875	3,871
		153,200	**38,334**

(*) The consolidated income statement for the year ended December 31, 2004 is presented for information purposes only.

Notes 1 to 37 to the accompanying consolidated financial statements and the appendix are an integral part of the consolidated income statement.

IBERDROLA ENERGÍAS RENOVABLES II, S.A.U. AND SUBSIDIARIES

Consolidated statement of recognized income and expense

	For the years ended December 31, 2005 and 2004 (*)					
	Year ended December 31, 2005			Year ended December 31, 2004 (unaudited)		
	Of the parent company	Of minority interests	Total	Parent company	Minority interests	Total
	Thousands of euros					
Net income recognized directly in equity						
Other reserves						
Negative goodwill	—	—	—	(146)	—	(146)
Extraordinary income	—	—	—	12,365	—	12,365
Start-up expenses	632	—	632	(319)	—	(319)
Translation differences	—	—	—	(2,198)	—	(2,198)
Project development costs	1,193		1,193	5,459	—	5,459
Other	295	—	295	—	—	—
	2,120	**—**	**2,120**	**15,161**	**—**	**15,161**
Unrealized assets and liabilities revaluation reserves						
Change in the value of as cash flow hedges	427	—	427	(3,381)	—	(3,381)
	427	**—**	**427**	**(3,381)**	**—**	**(3,381)**
Translation differences						
Net change in translation differences	(47)	—	(47)	2,206		2,206
	(47)	**—**	**(47)**	**2,206**	**—**	**2,206**
Net profit for the year	**144,325**	**8,875**	**153,200**	**34,463**	**3,871**	**38,334**
	146,825	**8,875**	**155,700**	**48,449**	**3,871**	**52,320**

(*) The consolidated statement of recognized income and expense for 2004 is presented for information purposes only.

Notes 1 to 37 to the accompanying consolidated financial statements and the appendix are an integral part of the consolidated statement of recognized income and expense.

IBERDROLA ENERGÍAS RENOVABLES II, S.A.U. AND SUBSIDIARIES

Consolidated cash flow statements

	Notes	For the years ended December 31, 2005 and 2004 (*) 2005	2004 (unaudited)
		Thousands of euros	
Cash flows from operating activities (I)			
Profit for the year		**153,200**	**38,334**
Adjustments for:			
Depreciation and amortization expense and provisions	23	149,889	108,539
Net result of associates	11	(36)	(6)
Gains on disposal of non-current assets		62	—
Restatement of non-current tax credits	18	5,188	—
Capitalized employee benefits and finance expenses	10, 21, 24	(7,593)	(9,157)
Income and expense recognized directly in reserves	12	2,547	13,978
Deferred tax	18	8,119	4,863
Change in working capital			
(Increase) in trade and other receivables		(63,883)	(88,637)
Increase in current trade and other payables		400,876	930,414
		648,369	**998,328**
Cash flows from investing activities (II)			
Investment in intangible assets	9	(5,238)	(3,400)
Investment in property, plant and equipment	10	(609,697)	(623,454)
Investment in subsidiaries, net of cash and cash equivalents acquired	27	(97,870)	(58,701)
Purchase of other non-current financial assets		(13,320)	(14,412)
Derecognition of intangible assets	9	3,383	—
Derecognition of property, plant and equipment	10	8,789	(12,236)
Derecognition of non-current financial assets		3,034	—
Impact of changes in consolidation method and/or scope		40,356	(166,118)
Translation differences		(177)	8
		(670,740)	**(878,313)**
Cash flows from financing activities (III)			
Deferred income	13	30,846	8,096
Contributions to provisions	14	(61)	(3)
Cash proceeds from borrowings		16,857	508,598
Cash repayment or transfer of borrowings from non-current to current		(12,547)	(577,929)
Increases in and/or use of tax credits		1,865	(17,780)
Dividends paid		(14,280)	—
Change in working capital			
Change in working capital for current financial assets		(21,298)	16,064
Change in working capital for current interest bearing loans and borrowings		54,742	(65,018)
		56,124	**(127,972)**
Net increase in cash and cash equivalents (I+II+III)		**33,753**	**(7,957)**
Cash and cash equivalents at January 1		27,597	35,554
Cash and cash equivalents at December 31		**61,350**	**27,597**

(*) The consolidated cash flow statement for 2004 is presented for information purposes only.

Notes 1 to 37 to the accompanying consolidated financial statements and the appendix are an integral part of the consolidated cash flow statement.

IBERDROLA ENERGÍAS RENOVABLES II, S.A.U. AND SUBSIDIARIES

Notes to the consolidated financial statements
December 31, 2005

1. GROUP ACTIVITY

Iberdrola Energías Renovables II, S.A.U., was incorporated on July 9, 2001. It engages in all activities, projects and services related to:

- The production and marketing of electricity generated using a range of renewable energies, including but not restricted to, hydro-electric or mini-hydroelectric, wind, solar, photovoltaic, biomass and energy from waste, as well as the development, construction, operation and maintenance of these kinds of renewable energy plants.
- The start-up of all kinds of services related to the engineering of renewable energy power plants in general, and specifically research, engineering or energy consultancy studies, and environmental, technical and economic studies relating to such power plants. Also, the operation and maintenance of plants owned by third parties and participation in projects concerning such plants both as owner or as contractor for their operation, conservation and maintenance.

The Company's registered office is at calle Tomás Redondo, 1, Madrid.

The subsidiaries mainly engage in the generation of electricity from renewable energy sources, both in Spain and abroad. Details of these companies are presented in an appendix to the consolidated financial statements under "Information on subsidiaries, associates and investees of Iberdrola Energías Renovables II, S.A.U."

2. BASIS OF PRESENTATION OF THE CONSOLIDATED FINANCIAL STATEMENTS

a) Accounting policies applied

The Iberdrola Energías Renovables Group's 2005 consolidated financial statements were prepared by the Sole Director in accordance with International Financial Reporting Standards (IFRS), as adopted by the European Union, in conformity with Regulation EC 1606/2002 of the European Parliament and of the Council.

These consolidated financial statements were drawn up voluntarily for the first time in 2005, the Iberdrola Energías Renovables group being under no obligation to present accounts as its Parent Company, Iberdrola Energías Renovables II, S.A.U., is a subsidiary of another parent, Iberdrola, S.A., which prepares and presents consolidated financial statements.

The accompanying consolidated financial statements were prepared in accordance with IFRS 1 which allows, in certain cases, specific options that first-time adopters of IFRS can use in drawing up their financial and accounting information. The optional treatments applied by the Group are as follows:

- The Group has opted not to restate business combinations that occurred before January 1, 2004, according to IFRS principles and therefore has written down against reserves all outstanding assets and liabilities allowed under Spanish GAAP which are not reported under IFRS.
- Translation differences generated prior to December 31, 2003, have been classified as "Other reserves" under equity. As a result, if a subsidiary is sold only those translation differences generated after December 31, 2003, will be recognized on the income statement.

IFRS also allow a number of alternative treatments in their regular application, including the following:

- IFRS allow an option whereby finance costs generated by external finance allocated to assets in progress can be recognized as an increase in the cost of acquisition of the assets. The Group has opted to capitalize these finance costs.
- Investments in joint ventures can be consolidated either using the proportionate consolidation method or using the equity method provided the same criteria are applied to all the stakes in joint ventures owned by the Group. The Group consolidates all companies in which it shares control with other partners using the proportionate consolidation method.
- "Intangible assets" and "Property, plant and equipment" can be measured either at fair value or at acquisition cost, adjusted for accumulated depreciation and amortization and any impairment.

The Group has opted to recognize these assets at adjusted acquisition cost.

- IFRS allow two possible treatments of government grants: deduct from the carrying amount of the asset the grant received for its acquisition or present the grants as deferred income under liabilities in the balance sheet. The Group has opted for the latter option.

The disclosures required by IFRS 1 regarding the transition from Spanish GAAP to IFRS are given in Note 3.

b) Consolidation principles

As of December 31, 2005, all subsidiaries controlled by Iberdrola Energías Renovables were fully consolidated. Companies considered insignificant to the fair presentation of the Group were not fully consolidated in the December 31, 2004 statements. The impact of fully consolidating these companies as of December 31, 2004, would have been wholly immaterial in relation to the Group's consolidated financial statements.

The Iberdrola Energías Renovables Group considers that it has control over a company when it has the power to govern its financial and operating policies so as to obtain benefits from its activities.

Jointly controlled entitites that Iberdrola Energías Renovables manages together with other companies were consolidated using proportionate consolidation.

The associates over which the Iberdrola Energías Renovables Group does not exercise control but does have a significant influence were accounted for in the consolidated balance sheet by the equity method. For the purposes of these Consolidated Annual Accounts, it is considered that a significant influence is exercised over companies in which the Group has an ownership of over 20%, except in specific cases in which, although the Group´s ownhership interest is lower, the existence of a significant influence can be clearly demonstrated.

The appendix to the consolidated financial statements lists all Iberdrola Energías Renovables II, S.A.U.'s subsidiaries, jointly controlled entities and associates, together with the consolidation or measurement basis used in preparing the accompanying consolidated financial statements and other related disclosures.

The operations of Iberdrola Energías Renovables II, S.A.U. and of its consolidated subsidiaries and jointly controlled entities are consolidated in accordance with the following basic principles:

- On acquisition, the assets, liabilities and contingent liabilities of a subsidiary are recognized at fair value. Any excess of the cost of acquisition of the subsidiary over the company's interest in the fair value of the assets and liabilities is recognized as goodwill.

  If the company's interest in the net fair value fair value of the acquired assets and liabilities (negative goodwill) exceeds the cost of the business combination, that excess is recognized immediately in the consolidated income statement as a gain.

  However, under the exemption allowed by IFRS 1 for business combinations that occurred before the transition date, all subsidiaries acquired before January 1, 2004 were accounted for in the consolidation process using the method described in Note 2, a).

  Results of subsidiaries acquired or sold in the year are included in the consolidated income statement as from the effective date of acquisition or up to the effective date of sale.

- Goodwill acquired in business combinations ceases to be amortized after January 1, 2004, the IFRS transition date, but is instead tested for impairment, at least once a year, and written down as necessary.

- The result of measuring investments in associates using the equity method (after eliminating transactions between Group companies) is recognized under "Other reserves" and "Share of profit/(loss) of associates" on the accompanying consolidated balance sheet and income statement, respectively.

- The interests of minority shareholders in the equity and results of the fully consolidated subsidiaries and proportionately consolidated joint ventures are presented under "Equity—Minority interests" on the liability side of the consolidated balance sheet and "Minority Interests" in the consolidated income statement, respectively.

- The financial statements of foreign companies have been translated into euros using the year-end exchange rate method. This method consists of translating all assets, rights and obligations into euros at the exchange rates prevailing at the date of the consolidated financial statements, translating consolidated income statement items at the average exchange rates for the year, and translating equity items at the exchange rates applying at their date of acquisition (or in the case of retained earnings at the average exchange rates for the year they were generated, provided there were no material transactions that would make this misleading).
- All accounts and transactions between fully and proportionately consolidated companies have been eliminated in consolidation.

3. TRANSITION TO INTERNATIONAL FINANCIAL REPORTING STANDARDS, IFRS

The information below is given for information purposes only. As explained in Note 2 a) the Iberdrola Energías Renovables Group was not obliged to prepare consolidated financial statements in 2004 and therefore did not do so.

a) Reconciliation of Iberdrola Energías Renovables Group's equity as of January 1 and December 31, 2004, under Spanish GAAP and IFRS

January 1, 2004	Note	Spanish GAAP	Net reconciliation for transition to IFRS	IFRS
		Thousands of euros		
Goodwill		2,877	—	2,877
Other intangible assets	2	10,457	(2,594)	7,863
Property, plant and equipment	3	2,105,195	(9,742)	2,095,453
Financial assets		5,240	—	5,240
Non-current trade and other receivables	5	22,380	26,339	48,719
Deferred expenses	6	12,339	(12,339)	—
Non-current assets		**2,158,488**	**1,664**	**2,160,152**
Current trade and other receivables		242,063	—	242,063
Financial assets		28,205	—	28,205
Cash and cash equivalents		35,554	—	35,554
Current assets		**305,822**	**—**	**305,822**
Total Assets		**2,464,310**	**1,664**	**2,465,974**
Minority interests	7	11,679	(11,679)	—
Negative goodwill	8	1,991	(1,991)	—
Deferred income		6,849	—	6,849
Provisions		4,802	—	4,802
Bank borrowings and other financial liabilities	9	950,131	50,579	1,000,710
Other liabilities		1,065,106	—	1,065,106
Total current and non-current liabilities		**2,040,558**	**36,909**	**2,077,467**
Total assets less liabilities		**423,752**	**(35,245)**	**388,507**
Share capital		164,600	—	164,600
Share premium		60,342	—	60,342
Unrealized assets and liabilities revaluation reserve	10	—	(5,689)	(5,689)
Other reserves	12	131,921	(36,946)	94,975
Profit for the year	12	66,889	(4,289)	62,600
Of minority interests	7	—	11,679	11,679
Equity		**423,752**	**(35,245)**	**388,507**

December 31, 2004	Note	Spanish GAAP	Net reconciliation for transition to IFRS	IFRS
		Thousands of euros		
Goodwill	1	2,797	80	2,877
Other intangible assets	2	12,362	(1,771)	10,591
Property, plant and equipment	3	2,817,823	(1,836)	2,815,987
Financial assets	4	57,949	(90)	57,859
Non-current trade and other receivables	5	40,605	29,119	69,724
Deferred expenses	6	6,230	(6,230)	—
Non-current assets		**2,937,766**	**19,272**	**2,957,038**
Current trade and other receivables		330,700	—	330,700
Financial assets		12,141	—	12,141
Cash and cash equivalents		27,597	—	27,597
Current assets		**370,438**	**—**	**370,438**
Total assets		**3,308,204**	**19,272**	**3,327,476**
Minority interests	7	15,871	(15,871)	—
Negative goodwill	8	2,082	(2,082)	—
Deferred income		14,728	—	14,728
Provisions		1,631	—	1,631
Bank borrowings and other financial liabilities	9	300,103	73,361	373,464
Other liabilities	4	2,496,595	(90)	2,496,505
Total current and non-current liabilities		**2,831,010**	**55,318**	**2,886,328**
Total assets less liabilities		**477,194**	**(36,046)**	**441,148**
Share capital		164,600	—	164,600
Share premium		60,342	—	60,342
Unrealized assets and liabilities revaluation reserve	10	—	(9,070)	(9,070)
Other reserves	12	198,810	(26,074)	172,736
Translation differences	11	8	2,198	2,206
Net profit for the year	12	53,434	(18,971)	34,463
Of minority interests	7	—	15,871	15,871
Equity		**477,194**	**(36,046)**	**441,148**

1) The increase is due to reversal of the amortization provision charged against this item in 2004.

2) The decrease is due to the elimination of start-up, pre-start-up and capital increase expenses under the IFRS implementation of IAS 38—Intangible Assets.

The new standards resulted in a net reduction in equity of 1,367 thousand euros and 1,151 thousand euros as of January 1 and December 31, 2004, respectively. This was the difference between the gross value of assets written off (net of the 2,594 thousand euros and 491 thousand euros, respectively, of assets written down and transferred to "Property, plant and equipment) of 2,103 thousand euros and 1,771 thousand euros, respectively, and the corresponding deferred tax assets, which were 736 thousand euros and 620 thousand euros, respectively.

The reduction in "Equity" was allocated to "Other reserves" and "Profit for the year" as explained in Note 12) below.

3) This relates to the net write-down of certain costs of developing projects and installations and the corresponding deferred tax asset. This adjustment was due to the interpretation of the IFRS valuation rules regarding the capitalization of costs incurred in the construction of property, plant and equipment for own use.

Applying this standard reduced equity by 6,652 thousand euros and 1,193 thousand euros as of January 1 and December 31, 2004, respectively. These are net figures for the differences between the gross amounts of assets written down, 10,233 thousand euros and 1,836 thousand euros, respectively, and the corresponding deferred tax assets of 3,581 thousand euros and 643 thousand euros, respectively.

The reduction in equity was allocated to "Other reserves" and "Profit for the year" as explained in Note 12) below.

4) Adjustment to financial assets and other payables of 90 thousand euros for undue payments made to a company that was not consolidated as of December 31, 2004.

5) The increase reflects the IFRS adjustments to "Deferred tax assets." The detail of their impact on reserves and profit is as follows:

	Note	12/31/04 Impact on Profit	Impact on Reserves	Total	(*) 01/01/04
			Thousands of euros		
Start-up expenses	2	(288)	908	620	736
Project development costs	3	—	643	643	3,581
Deferred expenses	6	340	—	340	—
Value of financial instruments					
Hedging	9	—	4,884	4,884	3,064
Non-hedging	9	3,676	18,956	22,632	18,958
		3,728	25,391	29,119	26,339

(*) Impact only on Reserves

6) Under Spanish GAAP costs incurred in the issue of financial instruments and the difference between the redemption value and value of assets received at the time of some financing transactions were recognized under "Deferred expenses."

As part of the transition to IFRS, these deferred expenses were reclassified or written off reducing the value of the financial liabilities that gave rise to them, such that these were then carried at amortized cost as required under IAS 39—Financial Instruments.

Application of this standard reduced profit for 2004 by 632 thousand euros (see Note 12), which is the net amount of the 972 thousand euros written off and the related 340 thousand euros deferred tax asset.

Deferred expenses were reclassified as reductions in the amounts owed under "Bank borrowings and other financial liabilities" of 12,339 thousand euros and 5,258 thousand euros as of January 1 and December 31, 2004, respectively (see Note 9).

7) "Equity—Minority interests" on the balance sheet shows minority shareholders' interests in the profit of consolidated subsidiaries and is presented in accordance with IFRS as part of equity.

8) Negative goodwill that was not attributed to specific assets at the time of a business combination were recognized under "Other reserves" and "Profit" at the transition date (see Note 12).

9) The increase in "Bank borrowings and other financial liabilities" is the net result of measuring hedging and non-hedging derivative financial instruments at fair value and all other financial liabilities at amortized cost (see Note 6). The detail of this increase is as follows:

	01/01/04	12/31/04
	Thousands of euros	
Reclassification of Deferred expenses—"Financial liabilities at amortized cost" (see Note 6)	(12,339)	(5,258)
Value of hedging derivatives	8,753	13,954
Value of non-hedging derivatives	54,165	64,665
	50,579	73,361

10) Under IFRS, adjustments to the value of derivatives classified as cash-flow hedges are recognized net of tax effects (see Notes 5 and 9) in "Unrealized assets and liabilities revaluation reserve."

11) Under the options allowed by IFRS 1 on standards applying at the transition date, explained in Note 2 a) translation differences generated before December 31, 2003, were transferred from "Other reserves" to a specific account: "Equity—Translation differences".

12) The adjustments on the transition to IFRS that had an impact on "Other reserves" and "Profit for the year" were as follows:

		01/01/04		
	Note	Other reserves	Profit for the year	Total
		Thousands of euros		
Start-up expenses	2	(1,367)	—	(1,367)
Project development costs	3	(6,564)	(88)	(6,652)
Negative goodwill	8	6,192	(4,201)	1,991
Value of non-hedging derivatives	9	(35,207)	—	(35,207)
		(36,946)	(4,289)	(41,235)

		12/31/04		
	Note	Other reserves	Profit for the year	Total
		Thousands of euros		
Goodwill	1	—	80	80
Start-up expenses	2	(1,686)	535	(1,151)
Project development costs	3	(1,193)	—	(1,193)
Deferred expenses	6	—	(632)	(632)
Negative goodwill	8	1,845	237	2,082
Value of financial instruments				
Non-hedging	9	(35,207)	(6,826)	(42,033)
Translation differences	11	(2,198)	—	(2,198)
Extraordinary income	(*)	12,365	(12,365)	—
		(26,074)	(18,971)	(45,045)

(*) See reconciliation of income statement in paragraph b) below.

b) Reconciliation of Iberdrola Energías Renovables Group's 2004 income statement under Spanish GAAP and IFRS

December 31, 2004	Spanish GAAP	Net reconciliation amount on transition to IFRS	IFRS
	Thousands of euros		
Revenue	329,452	—	329,452
Staff costs	(13,225)	—	(13,225)
Capitalised staff costs	3,941	—	3,941
Outside services and tax other than income tax	(65,857)	(8,106)	(73,963)
Other operating income	3,938	5,894	9,832
Depreciation and amortization charge and allowences	(110,194)	1,655	(108,539)
	(181,397)	**(557)**	**(181,954)**
Profit from operations	**148,055**	**(557)**	**147,498**
Result of companies accounted for using the equity method and goodwill amortization	(5,099)	80	(5,019)
Net finance costs	(70,161)	(10,502)	(80,663)
Profit from ordinary activities	**72,795**	**(10,979)**	**61,816**
Extraordinary income	11,720	(11,720)	—
Profit before tax	**84,515**	**(22,699)**	**61,816**
Income tax	(27,210)	3,728	(23,482)
Net profit for the year	**57,305**	**(18,971)**	**38,334**
Attributable to:			
Equity holders of the Parent	53,434	(18,971)	34,463
Minority interests	3,871	—	3,871
	57,305	**(18,971)**	**38,334**

The only line in the Spanish GAAP to IFRS reconciliation not explained in section a) above is the adjustment to extraordinary income (see reconciliation of "Other reserves" in Note a-12).

The transfer to profit of capital grants is recognized as a reduction in amortization charges.

For the purposes of the reconciliation of both financial statements, the IFRS adjustments that had an impact on profit, along with the impact each had on each item of the consolidated income statement, are presented below.

(Expense) / Income	Note	External services	Other operating income	Depreciation and amortization expense and provisions	Amortization of goodwill	Net finance costs	Extraordinary income	Income tax expense	12 a) Total
					Thousands of euros				
Goodwill	1 a)	—	—	—	80	—	—	—	80
Start-up expenses	2 a)	(791)	—	1,587	—	—	27	(288)	535
Deferred expenses	6 a)	(972)	—	—	—	—	—	340	(632)
Negative goodwill	8 a)	—	237	—	—	—	—	—	237
Value of financial instruments Non-hedging	9 a)	—	—	—	—	(10,502)	—	3,676	(6,826)
Capital grants transferred to profit or loss		—	—	68	—	—	(68)	—	—
Extraordinary income and expense		(6,343)	5,657	—	—	—	(11,679)	—	(12,365)
		(8,106)	5,894	1,655	80	(10,502)	(11,720)	3,728	(18,971)

4. REGULATIONS GOVERNING ELECTRICITY GENERATION UNDER THE SPECIAL REGIME IN SPAIN

The Group's power generation business in Spain is regulated by the Spanish Electricity Industry Law 54/1997 and subsequent implementing regulations.

On March 27, 2004, the government published Royal Decree 436/2004 setting out the method for updating, systematizing and restructuring the legal and economic framework for electricity generation under Spain's special regime. The Royal Decree allows renewables/CHP electricity generators to select one of two remuneration schemes. Under the first scheme, the generator sells electricity to the distributor at a fixed price which is defined in Article 2 of Royal Decree 1432/2002 as between 90% and 80% of the average electricity tariff over the full useful life of the plant in question. Under the second it sells electricity at the wholesale pool price plus an incentive bonus and a premium. The incentive bonus is set at 10% of the average tariff and the premium at 40%.

These tariffs, premiums and incentives will be reviewed in 2006 and will apply to all plants coming on stream after January 1, 2008, but not retrospectively to past tariffs and premiums.

5. ACCOUNTING POLICIES

The principal accounting policies used in preparing the accompanying consolidated financial statements were as follows:

a) Revenue recognition

Revenue from sales is measured at the fair value of the assets or rights received as consideration for the goods and services provided in the ordinary operating activities of Group companies net of discounts and applicable taxes, and is recognized at the time that the goods and ownership have passed to the buyer.

Interest income is accrued on a time proportional basis, by reference to the principal outstanding and the effective interest rate applicable, which is the rate that exactly discounts estimated future cash receipts through the expected life of the asset to that assets carrying amount.

Dividend income is recognized when the Iberdrola Energías Renovables Group companies' right to receive the payment is established.

b) Associates

Associates are companies over which the Group exercises significant influence but which are neither subsidiaries nor jointly controlled entities. Therefore, the Group has the power to participate in their financial and operating decisions, but not to fully or jointly control them.

Investments in associates are accounted for using the equity method except where the investment is considered to be available, for sale, in which case it is measured at fair value (Note 5.j). Under the equity method, investments are measured initially at acquisition cost, subsequently adjusted for changes to each company's equity, taking into consideration the percentage of ownership and any impairments.

Gains or losses on transactions with associates are eliminated in proportion to the Group's percentage ownership of the companies concerned.

c) Joint ventures

A joint venture is a company formed by several partners to carry out an activity under their joint control. Joint control means that the financial strategy and operating decisions of the company require the consent of the venturers.

Iberdrola Energías Renovables Group companies that directly undertake jointly controlled activities include in their financial statements the proportion of the assets and liabilities managed and their share of income and expenses, using proportionate consolidation.

Goodwill arising on the acquisition of interests in joint ventures is recognized in accordance with the Group's accounting policies described below.

d) Goodwill

Goodwill arising in consolidation is the difference between the price paid to acquire subsidiaries or jointly controlled entities (consolidated using either the full or the proportionate consolidation method) and the Group's percentage ownership of the fair value of the components making up the net assets of these companies at the time of acquisition. Goodwill arising from acquisitions of companies with a functional currency other than the euro is translated to euros at the exchange rates prevailing at the consolidated balance sheet date.

Goodwill acquired after January 1, 2004 is measured at acquisition cost. Goodwill acquired before this date is recognized at its net carrying amount at December 31, 2003, under Spanish GAAP. Since January 1, 2004, goodwill is not amortized in either instance. Instead, at the end of each financial year goodwill is tested to see whether its recoverable value has been impaired to below its carrying amount and any such impairment is written down (see Note 5.i).

e) Other intangible assets

Concessions, licenses and similar basically comprises surface and transit rights on the Group's land holdings measured at acquisition cost. Concession periods are from 50 to 75 years, but the Group amortizes surface rights and easements on a straight-line basis in accordance with the life of the assets located on the concession, from the moment the plant concerned comes on stream.

Computer software includes acquisition and development costs for basic IT systems used in managing the Group, recognized under "Other intangible assets" in the consolidated balance sheet.

Computer system maintenance costs are recorded with a charge to the consolidated income statement for the year in which they are incurred.

Computer software is amortized on a straight-line basis over a period of between three and five years from the time each application is put to use.

f) Property, plant and equipment

Property, plant and equipment is stated at cost, including, where appropriate, the following items:

- External finance costs accrued solely in the construction period.

  The Group determines the amount of capitalizable finance costs according to the following procedure:

  - Specific sources of finance used for the acquisition or construction of specific Company assets are assigned to these assets and capitalised in full.
  - General sources of finance, whether equity or debt, are assigned proportionately to the rest of the assets. Finance costs accrued on external funds and assigned to property, plant and equipment in progress are capitalised by applying the average effective interest rate for all general finance sources to the average accumulated amount of capitalisable investment.

  The average capitalization rates used to determine the interest expense capitalised in 2005 and 2004 were 3.6% and 3.5%, respectively.

  In 2005 and 2004, the Group used the process explained above to capitalise finance costs of 1,937 thousand euros and 5,216 thousand euros, respectively, under "Property, plant and equipment", recognized as "Finance income" on the consolidated income statements.

- Staff costs relating directly or indirectly to construction in progress.

  In 2005 and 2004, 5,656 thousand euros and 3,941 thousand euros, respectively, were capitalised for this concept.

- Under the specific legislation applying to the subsidiary Metal Industry of Arcadia C. Rokas, S.A., all future costs for the dismantling of its production plants were capitalized at their present value at the time the plant came into operation. This amount was then recognized under "Provisions—Other provisions" in the accompanying consolidated balance sheet.

  This company reviews its estimates of these future costs annually and increases or reduces the carrying amount of the asset accordingly.

The Group transfers work in progress to property, plant and equipment in use once the plant start-up is authorized.

The costs of expansion of or improvements to property, plant and equipment leading to increased productivity or capacity or to a lengthening of the useful lives of the assets are capitalised.

Replacement or renewal of complete units is recognized as an addition to property, plant and equipment, and the units replaced or renewed are derecognized.

Gains or losses on the disposal of property, plant and equipment are determined as the difference between the net disposal proceeds and the carrying amount of the asset.

g) Depreciation of property, plant and equipment in use

The cost of "Property, plant and equipment" in use is depreciated on a straight-line basis at annual rates based on the following years of estimated useful life:

	Average years of estimated useful life
Buildings	50
Wind farms	15 – 20
Hydro-electric plants:	
—Civil engineering	35 – 70
—Electromechanical equipment	35
Distribution facilities	40
Meters and measuring devices	15 – 27
Dispatching centers and other facilities	4 – 12

"Depreciation and amortization charge and allowances" in the accompanying 2005 and 2004 consolidated income statements includes 143,770 thousand euros and 106,592 thousand euros, respectively, for the depreciation of property, plant and equipment in use (see Note 10).

h) Leases

The Group classifies as finance leases all arrangements under which the lessor transfers to the lessee substantially all the risks and rewards incidental to ownership of the asset. All other leases are classified as operating leases.

Assets acquired under finance leases are recognised as non-current assets in accordance with their nature and function.

Each asset is depreciated over its useful life as the Group considers there to be no doubt that ownership of the assets will be transferred at the end of the lease term. Assets are measured at the lower of the present value of the lease payments or the fair value of the leased asset. At December 31, 2005 and 2004, the amounts of "Property, plant and equipment" in the consolidated balance sheet corresponding to assets under finance leases were, respectively 292 thousand euros and 271 thousand euros.

Expenses arising on operating leases are recognised in the income statement over the lese term on an accrual basis.

i) Impairment of assets

The Group assesses at each balance sheet date whether there is an indication that a non-current asset may be impaired. If any such indication exists, the recoverable amount of the asset is estimated to determine the extent of any impairment loss. In the case of identifiable assets that do not themselves generate any independent cash flows, the Group estimates the recoverable value of the cash flow generating unit to which the asset belongs.

In the case of goodwill and other intangible assets with an indefinite useful life or which have not yet come into use, the Group systematically assesses their recoverable value at each balance sheet date.

The recoverable amount is the higher of the asset's fair value less costs to sell and its value in use, measured as the present value of its estimated future cash flows.

If the recoverable amount of an asset is less than its carrying amount, an impairment loss is recognized for the difference with a charge to "Depreciation and amortization charge and allowances" in the consolidated income statement. Impairment losses recognized in previous years for all assets except goodwill are reversed with a credit to the aforementioned heading if the estimates of the recoverable amount of the asset change, leading to an increasing in its recoverable amount. That increased amount cannot exceed the carrying amount that would have been determined had no impairment loss been recognized. Impairment losses recognized in relation to goodwill are not reversed.

The consolidated income statements for 2005 and 2004 contained no amounts under this heading.

j) Financial instruments

Financial assets

The Group classifies all financial assets, current and non-current, into one of four categories:

- Financial assets at fair value through profit or loss, which are assets that meet the following criteria:
  1. The asset has been classified as held-for-trading financial assets and the Group therefore expects to derive profits from fluctuations in its price.
  2. The asset has been included in this classification upon initial recognition.

  Assets in this class are shown on the balance sheet at fair value, and changes in this fair value are recognized in "Finance costs" and "Finance income" on the income statement, as appropriate.

  The Group includes in this category derivative financial instruments that, while providing an effective hedge according to the group's risk management policy, do not meet the criteria for hedge accounting in IAS 39—Financial Instruments (see Note 16).

- Loans and receivables, which are initially recognized in the balance sheet at fair value and are subsequently measured at amortized cost using the effective interest rate method.

  The Group records a provision for any difference between the amount of the receivables considered recoverable, discounted to present value at the original interest rate, and their carrying amount.

- Held-to-maturity investments, which are those that the Group has the intention and ability to hold to maturity, and which are carried at amortized cost. At the balance sheet date 2005 and 2004 the Group had classified no investments in this category.

- Available-for-sale financial assets, which are all assets that are not classified in any of the preceding categories.

The Group management determines the classification of its financial assets after acquisition and reevaluates this designation at each financial year end.

Cash and cash equivalents

This heading in the consolidated balance sheet includes cash, sight accounts and other highly liquid short-term investments that can be realized in cash quickly and are not subject to a risk of change in value.

Bank borrowings and other financial liabilities

Loans and similar items are recorded initially at the amount received less transaction costs. In subsequent periods, these financial liabilities are measured at amortized cost using the effective interest rate method, except for hedged transactions, which are measured using the method described in the paragraph on "Derivative financial instruments and hedges" below. Also, obligations under finance leases (see Note 5.h) are recognized at the present value of the lease payments under "Bank borrowings-loans" in the consolidated balance sheet.

Trade and other payables

Trade payables are recognized at fair value initially and thereafter at amortized cost using the effective interest rate method.

Derivative financial instruments and hedges

Derivative financial instruments are initially recognized in the consolidated balance sheet at acquisition cost and subsequently remeasured at fair value as necessary. Any gains or losses arising from such changes in value are recognized in the income statement unless the derivative has been deemed a highly effective hedge (between 80% and 125%) in which case they are recognized as follows:

- In the case of fair value hedges, both changes in the fair value of financial derivatives classified as hedges and changes in the fair value of the hedged item attributable to the risk hedged are recognized as a charge or credit in the consolidated income statement, as appropriate. The net amount of gains or losses accrued by the hedged item and hedging instrument taken together are recognized under "Finance income" and "Finance costs." The Group has designated all hedges against exchange risk on balance sheet assets and liabilities as fair value hedges.

- In cash flow hedges and hedges of a net investment in a foreign operation, changes in the fair value of the hedging derivative relating to the ineffective portion of the hedges are recognized in the consolidated income statement, while the effective portion is recognized under "Unrealized assets and liability revaluation reserve" and "Translation differences", respectively, in the accompanying consolidated balance sheet. The cumulative gain or loss recognized in these headings is transferred to the relevant heading of the consolidated income statement as the hedged item affects net profit or loss or in the year in which the item is disposed of.

In measuring the fair value of the various financial instruments used, the Group uses assumptions based on market conditions at the balance sheet date. Specifically, the fair value of interest rate swaps is measured as the

value of rate swap spreads discounted to present value at the market interest rate. Exchange rate futures contracts are measured by discounting to present value future cash flows from the contracts based on forward exchange rates at year-end.

The same method is used to determine the fair value of loans and credit.

k) Deferred income

"Deferred income" basically comprises any non-repayable grant to finance property, plant and equipment. The grant is taken to the income statement as the assets financed with the grant are depreciated.

"Other deferred income" includes amounts received from third-parties but not attributed to profit at the balance sheet date, for rights to use connection facilities to the electricity grid and other assets owned by the Group for a fixed period. These amounts are recognized on a straight-line basis under "Other operating income" in the accompanying consolidated income statement over the period for which the rights are granted.

l) Provisions for pensions and other provisions

The Group does not operate pension plans for its employees. These commitments are covered in the case of Spanish-based companies by the state Social Security system. There are two exceptions to this rule. The first relates to certain personnel transferred from Iberdrola, S.A. who have kept their rights under their pre-existing pension plan. Costs of this plan are passed on by Iberdrola, S.A. to Iberdrola Energías Renovables II, S.A.U. and came to 372 thousand euros in 2005 (zero in 2004). The second relates to the subsidiary Metal Industry of Arcadia C. Rokas, S.A. which operates a defined benefit pension plan (see Note 14).

The Group also recognizes provisions to cover present obligations (legal or constructive) as a result of past events, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. A provision is recognized when the liability or obligation arises, with a charge to the relevant heading in the income statement depending upon the nature of the obligation, for the present value of the provision when the effect of discounting the value of the obligation to present value is material. The change in the provision due to its discounting each year is recognized under "Finance costs" in the consolidated income statement.

m) Transactions in currencies other than the euro

Transactions in currencies other than the functional currencies of Group companies are recognized in the corresponding functional currency at the exchange rate prevailing at the time of the transaction. During the year, the differences arising between the exchange rates at which the transactions were recorded and those in force at the date on which the related collections or payments are made are debited or credited, as appropriate, to profit or loss.

Also, fixed-income securities and receivables and payables outstanding at December 31 denominated in currencies other than the functional currencies of Group companies are translated at the year-end exchange rate each year. The resulting differences are charged to "Finance costs" or credited to "Finance income" in the consolidated income statement, as appropriate.

Transactions carried out in foreign currencies where the Group has opted to use financial derivatives or other hedging instruments to mitigate the exchange risk are described in Note 5.j.

n) Current/non-current classification

Payables are classified according to the outstanding time to maturity at the balance sheet date. Debts falling due in less than twelve months are classified as current and those with longer maturities as non-current.

o) Income tax

Most of the companies in Iberdrola Energías Renovables Group file tax returns as part of the consolidated tax group headed by the sole shareholder. Iberdrola, S.A.. In consequence, taxable income, and tax relief and credits are calculated jointly.

Income tax expense is accounted for using the liability method based on the general balance. This determines deferred tax assets and liabilities on the basis of the carrying amounts of assets and liabilities and their tax base, using the tax rates that can objectively be expected to be in force when the assets or liabilities are realized or settled. Deferred tax assets and liabilities arising from a charge or credit directly to equity are also recognized through a charge or credit to equity.

The Group recognizes deferred tax assets whenever future taxable profits are expected against which these assets can be recovered.

Tax relief for double taxation and other reasons as well as tax credits earned as a result of financial events in the year are deducted from accrued income tax expense, unless there are doubts as to whether they can be claimed.

p) Consolidated Cash Flow Statements

The following terms are used in the consolidated cash flow statements, prepared using the indirect method, with the meanings indicated below:

- Cash flows: inflows and outflows of cash and cash equivalents, which are short-term, highly liquid investments that are subject to an insignificant risk of changes in value.
- Operating activities: the principal revenue-producing activities of Group companies and other activities that are neither investing nor financing activities.
- Investing activities: the acquisition and disposal of long-term assets and other investments not included in cash and cash equivalents.
- Financing activities: activities that result in changes in the size and composition of the equity and borrowings of the Company that are not operating activities.

6. FINANCIAL RISK MANAGEMENT POLICY

Iberdrola Energías Renovables Group applies the General Risk Policy, which was approved in November 2004 by the Board of Directors of the sole shareholder Iberdrola S.A. Under this policy the Group undertakes to use its capabilities to the full in order to ensure that all the significant risks of all kinds are adequately identified, measured, managed and controlled, applying the following "basic action guidelines":

- Incorporation of the risk-opportunity approach into the Group's management.
- Separation, at operating level, of functions between the risk-taking areas and the areas responsible for analyzing, controlling and supervising the risks.
- Assurance of short and long-term business and financial stability, maintaining an appropriate balance between risk, value and benefit.
- Correct use of financial risk hedging instruments and their recognition in accordance with the applicable accounting and financial standards.
- Transparency in reporting on the Group's risks and the functioning of the systems developed to control them.
- Development of a risk-opportunity control and management culture within the Iberdrola Group.
- Coordination with general policy of all the specific risk-related policies that have to be implemented.
- Compliance with current regulations and legislation in relation to risk control, management and oversight.
- Continuous improvement on the basis of international best practice in Transparency and Good Corporate Governance in relation to risk control, management and oversight.

In order to implement this policy and respect these principles, the sole shareholder Iberdrola, S.A. has developed an Integral Risk Control and Management System based on a suitable definition, separation and assignment of functions and responsibilities, and of the required procedures, methodologies and support tools.

The System, which in November 2005 received quality certification from AENOR under the ISO 9001:2000 standard, is based on three fundamental cornerstones:

- A risk policy and limit structure, developed in 2005, that guarantees controlled management of the risks by the businesses.
- Monitoring and control of the risks in the income statement.
- Analysis and control of risks related to new investments.

Certain of Iberdrola, S.A.'s risk policies and limits on interest rates, exchange rates, liquidity and credit, which have been approved by the Operating Committee, apply to Grupo Iberdrola Energías Renovables, mainly as regards interest rate risk. Several items in the Group's balance sheet and the associated financial derivatives bear interest at fixed rates and are therefore exposed to the risk of fluctuations in fair value as a result of changes in market interest rates. Also, the Group is exposed to fluctuation in interest rates affecting cash flows in respect of items in the balance sheet and derivatives that bear interest at floating rates.

The Group mitigates this risk by managing the ratio of fixed to floating rate debt in the light of market circumstances, by refinancing and making use of interest rate derivatives, while remaining within its approved risk limits.

The debt structure as of December 31, 2005 and 2004, by fixed and floating interest rates and after allowing for hedging through derivatives, was as follows:

	2005	2004
	Thousands of euros	
Floating rate	56,603	47,267
Fixed rate	285,830	203,730
Capped rate	29,127	43,848
	371,560	294,845

For further information on the Group's borrowings see Notes 15 and 16.

Floating rate debt is chiefly benchmarked to the Euribor.

7. USE OF ESTIMATES AND SOURCES OF UNCERTAINTY

a) Accounting estimates

Certain assumptions and estimates were made in the preparation of these consolidated financial statements. The estimates with a material impact on the accompanying consolidated financial statements are as follows:

- Costs of closure and dismantling of electricity generation and distribution facilities:

  Each year, the Group revises its estimates on any costs that it may incur for the dismantling and final closure of its power plants. As of December 31, 2005, the only Group company to have made a provision for such costs was Metal Industry of Arcadia C. Rokas, S.A. (see Note 14) as under Greek law operating concessions have a limited term and it was therefore necessary to make a provision for their end.

Although these estimates are made based on the best information available at the balance sheet date, events may occur in the future that require adjustments (upwards or downwards) to be made prospectively in subsequent years. The effects of changes in estimates are recognized in the financial statements of the years in which they are made.

b) Sources of uncertainty

The sole source of uncertainty relates to the revision of Spain's regulatory regime for renewable energy, as set out in Royal Decree 436/2004, scheduled for 2006 and due to apply to plants coming into operation from January 1, 2008, though not retrospectively to existing plants. Two factors tend to mitigate this uncertainty, however:

- The Royal Decree in question says in its statement of intent that it guarantees the owners of renewable plants reasonable returns on their investments.
- The release of the new renewable energy plan, which raises Spain's target for renewable energy from 13,000 MW to 20,000 MW by 2010.

8. INFORMATION BY GEOGRAPHICAL AND BUSINESS SEGMENTS

a) Geographical segments

The information on geographical segments for 2005 is as follows:

	Spain	International	Total
		Thousands of euros	
Revenue	**521,296**	**35,960**	**557,256**
Net profit			
Operating profit by segment	287,341	20,406	307,747
Result of companies accounted for using the equity method	36	—	36
Finance income	3,799	624	4,423
Finance costs	(63,282)	(5,498)	(68,780)
Gains on disposal of non-current assets	157	—	157
Losses on disposal of non-current assets	(219)	—	(219)
Profit before tax	**227,832**	**15,532**	**243,364**
Income tax	(83,365)	(6,799)	(90,164)
Net profit for the year	**144,467**	**8,733**	**153,200**
Attributable to:			
Equity holders of the parent	135,892	8,433	144,325
Minority interests	8,575	300	8,875
	144,467	**8,733**	**153,200**
Segment assets	**3,769,785**	**318,541**	**4,088,326**
Segment liabilities	**3,260,738**	**203,227**	**3,463,965**

In 2004, the Group was only active in the Spanish market.

b) Business segments

Activity in 2004 consisted of the generation of electricity using renewable sources of energy.

In 2005, the Group acquired the subsidiary Metal Industry of Arcadia C. Rokas, S.A. and with it a presence in some non-energy businesses. However, the scale of these operations was immaterial as of December 31, 2005, and they are therefore not shown separately in these consolidated financial statements.

9. INTANGIBLE ASSETS

The detail of the movement in the cost and accumulated amortization in 2005 and 2004 in the various items under this heading is as follows:

	Goodwill	Concessions, patents, licenses, trademarks, and other	Computer software	Total
		Thousands of euros		
Cost at January 1, 2004	2,877	8,492	788	12,157
Increases	—	1,625	1,775	3,400
At December 31, 2004	2,877	10,117	2,563	15,557
Accumulated amortization at January 1, 2004	—	(1,303)	(114)	(1,417)
Amortization charge for the year	—	(413)	(259)	(672)
At December 31, 2004	—	(1,716)	(373)	(2,089)
Net carrying amount	2,877	8,401	2,190	13,468

	Goodwill	Concessions, patents, licenses, trademarks, and other	Computer software	Total
		Thousands of euros		
Cost at January 1, 2005	2,877	10,117	2,563	15,557
Changes in the consolidation method and/or scope	27,786	—	—	27,786
Additions	187	3,237	1,814	5,238
Disposals	—	(3,383)	—	(3,383)
At December 31, 2005	30,850	9,971	4,377	45,198
Accumulated amortization at January 1, 2005	—	(1,716)	(373)	(2,089)
Changes in the consolidation method and/or scope	—	2,526	—	2,526
Amortization charge for the year	—	(2,531)	(699)	(3,230)
Transfers		13	(13)	—
At December 31, 2005	—	(1,708)	(1,085)	(2,793)
Net carrying amount	30,850	8,263	3,292	42,405

At December 31, 2005 and 2004, there were no significant restrictions on the ownership of intangible assets.

10. PROPERTY, PLANT AND EQUIPMENT

The detail of movements in 2004 and 2005 in the various items under this heading, both in terms of costs and accumulated depreciation and provisions, is as follows:

December 31, 2004	Balance at 01/01/04	Changes in the consolidation method and/or scope	Additions and charges to provisions	Capitalized employee benefits and finance expenses	Disposals, write-offs and write-downs	Transfers	Balance at 12/31/04
	Thousands of euros						
Property, plant and equipment in use							
Cost							
Land and buildings	**14,294**	**2,226**	**4,656**	—	—	—	**21,176**
Electricity technical plant in use	**2,116,355**	**55,472**	**279,377**	—	**(2,084)**	**364,970**	**2,814,090**
Hydro-electric plants	226,931	—	11,891	—	—	31	238,853
Wind farms	1,773,723	55,472	241,123	—	(1,844)	334,658	2,403,132
Distribution facilities	115,686	—	26,363	—	(240)	30,281	172,090
Meters and measuring devices	15	—	—	—	—	—	15
Other items of property, plant and equipment in use	**1,873**	**95**	**2,847**	—	—	**65**	**4,880**
	2,132,522	**57,793**	**286,880**	—	**(2,084)**	**365,035**	**2,840,146**
Accumulated depreciation							
Buildings	—	—	**(128)**	—	—	—	**(128)**
Electricity technical plant in use	**(340,483)**	**(201)**	**(106,106)**	—	**12,302**	**(3,190)**	**(437,678)**
Hydro-electric plants	(116,711)	—	(8,900)	—	12,103	(3,190)	(116,698)
Wind farms	(214,113)	(201)	(97,206)	—	199	—	(311,321)
Distribution facilities	(9,656)	—	—	—	—	—	(9,656)
Meters and measuring devices	(3)	—	—	—	—	—	(3)
Other items of property, plant and equipment in use	**(535)**	—	**(358)**	—	—	—	**(893)**
	(341,018)	**(201)**	**(106,592)**	—	**12,302**	**(3,190)**	**(438,699)**
Carrying amount	**1,791,504**						**2,401,447**
Property, plant and equipment in progress							
Cost							
Electricity technical plant in progress	**305,941**	**127,903**	**336,574**	**9,157**	—	**(365,035)**	**414,540**
Prepayments and other property, plant and equipment in progress	**442**	—	—	—	**(442)**	—	—
Impairment provisions	**(2,434)**		**(26)**	—	**2,460**	—	—
	303,949	**127,903**	**336,548**	**9,157**	**2,018**	**(365,035)**	**414,540**
	2,095,453	**185,495**	**516,836**	**9,157**	**12,236**	**(3,190)**	**2,815,987**

December 31, 2005	Balance at 01/01/05	Changes in the consolidation method and/or scope	Translation differences	Additions and charges to provisions	Capitalized personnel and finance expenses	Disposals, write-offs and write-downs	Transfers	Balance at 12/31/05
	Thousands of euros							
Property, plant and equipment in use								
Cost								
Land and buildings	21,176	10,980	—	1,185	—	(110)	—	33,231
Electricity technical plant in use	2,814,090	198,704	—	10,463	—	(6,983)	707,138	3,723,412
Hydro-electric plants	238,853	—	—	—	—	—	61,549	300,402
Other alternative plants	—	—	—	498	—	—	—	498
Wind farms	2,403,132	198,704	—	1,878	—	—	449,996	3,053,710
Distribution facilities	172,090	—	—	6,272	—	(6,983)	187,445	358,824
Meters and measuring devices	15	—	—	1,626	—	—	(17)	1,624
Dispatching centers and other facilities	—	—	—	189	—	—	8,165	8,354
Other items of property, plant and equipment in use	4,880	10,804	—	2,395	—	—	—	18,079
	2,840,146	220,488	—	14,043	—	(7,093)	707,138	3,774,722
Accumulated depreciation								
Buildings	(128)	(2,388)	—	(663)	—	—	—	(3,179)
Electricity technical plant in use	(437,678)	(38,016)	—	(147,517)	—	1,168	—	(622,043)
Hydro-electric plants	(116,698)	—	—	(5,934)	—	901	—	(121,731)
Other alternative plants	—	—	—	(15)	—	—	—	(15)
Wind farms	(311,321)	(38,016)	—	(121,339)	—	—	—	(470,676)
Distribution facilities	(9,656)	—	—	(19,653)	—	267	—	(29,042)
Meters and measuring devices	(3)	—	—	(11)	—	—	—	(14)
Dispatching centers and other facilities	—	—	—	(565)	—	—	—	(565)
Other items of property, plant and equipment in use	(893)	(8,442)	—	(590)	—	—	—	(9,925)
	(438,699)	(48,846)	—	(148,770)	—	1,168	—	(635,147)
Carrying amount	2,401,447							3,139,575
Property, plant and equipment in progress								
Cost								
Electricity technical plant in progress	414,540	12,427	128	595,554	7,593	(2,625)	(707,138)	320,479
Prepayments and other Property, plant and equipment in progress	—	198	3	100	—	(301)	—	—
	414,540	12,625	131	595,654	7,593	(2,926)	(707,138)	320,479
	2,815,987	184,267	131	460,927	7,593	(8,851)	—	3,460,054

The value of fully depreciated property, plant and equipment in use at December 31, 2005 and 2004 was 43,508 thousand euros and 24,623 thousand euros, respectively. The detail is as follows:

	2005	2004
	Thousands of euros	
Property, plant and equipment in use		
Buildings	—	—
Electricity technical plant in use	**43,227**	**38,970**
Hydro-electric plants	43,227	38,970
Wind farms	—	—
Distribution facilities	—	—
Meters and measuring devices	—	—
Other items of property, plant and equipment in use	**281**	**371**
	43,508	**39,341**

Investment commitments at the balance sheet date 2005 and 2004 were 900,628 thousand euros and 263,452 thousand euros, respectively.

11. FINANCIAL ASSETS

a) Investments accounted for using the equity method

The changes in 2005 and 2004 in the carrying amounts of investments of the Group companies accounted for using the equity method (see appendix) were as follows:

	Balance at 01/01/04	Changes in the consolidation method and/or scope	Investments	Profit for the year	Balance at 12/31/04	Changes in the consolidation method and/or scope	Profit for the year	Balance at 12/31/05
	Thousands of euros							
Sotavento Galicia, S.A.	101	—	—	6	107	—	36	143
Energías Renováveis do Brasil, Ltda.	—	1,414	—	—	1,414	(1,414)	—	—
Metal Industry of Arcadia C. Rokas, S.A.	—	—	32,469	—	32,469	(32,469)	—	—
	101	**1,414**	**32,469**	**6**	**33,990**	**(33,883)**	**36**	**143**

The main transactions carried out by the Group in relation with these subsidiaries were as follows:

2005

In accordance with agreements reached in 2004 with the main shareholders of Metal Industry of Arcadia C. Rokas, S.A. ("Rokas"), a company listed on the Athens stock exchange in Greece, in 2005 the Group acquired successive packages of shares representing 28.9% of Rokas' share capital for 58,219 thousand euros.

Until September 2005, the Group exercised joint control over this company, and therefore revenue and expenses up to this date were consolidated using the proportionate method. After this date, the Group had a stake of 49.9% in Rokas's share capital and therefore exercised effective control over its subsidiary.

This percentage of ownership was acquired well ahead of the schedule provided for in the initial agreement, which foresaw the sale of these share packages spread out between 2005 and 2008.

2004

On December 1, 2004, the Group acquired 21% of Rokas's share capital for 32,469 thousand euros. Although it had significant influence the Group did not, at December 31, 2004, exercise joint control over the company.

The fair value of the Group's percentage ownership of investments in associates listed on an organized market is as follows:

	2004
	Thousands of euros
Metal Industry of Arcadia C. Rokas, S.A.	22,003
	22,003

b) Non-current equity investments

The carrying amounts of the Group's main available-for-sale investments at December 31, 2005, 2004 and 2003 were as follows:

	IFRS			Spanish GAAP	% ownership	
	Balance at 12/31/05	Balance at 12/31/04	Balance at 12/31/03	Balance at 01/01/04	At 12/31/05	At 12/31/04
	Thousands of euros					
Advance payments for purchase of Parque Eólico de Catefica, S.A.	—	3,685	—	—	100,00	—
Aeolia Produçao de Energía, S.A.	—	174	—	—	77,99	77,99
Electra de Layna, S.A.	—	120	—	—	42,50	42,50
Other	288	238	137	137	—	—
	288	4,217	137	137		

c) Other financial investments

c-1) Other non-current financial investments

The detail of this consolidated balance sheet heading at December 31, 2005 and 2004, is as follows:

	Balance at 12/31/05	Balance at 12/31/04
	Thousands of euros	
Prepayments for acquisition of stakes in other companies	27,073	13,803
Other loans	2,496	5,490
Other	319	359
	29,888	19,652

"Prepayment for acquisition of stakes in other companies" arose from the agreements reached between the Company and the Gamesa Group in 2002 and 2005. These committed the Company to buy Gamesa's stakes in various companies that owned planned future wind farms in Andalusia, Portugal, Italy and Greece.

c-2) Other current financial investments

"Other current financial investments" includes 22,989 thousand euros in time deposits paying market interest rates. Part of the balance, 8,267 thousand euros as of December 31, 2005, is allocated to reserves in respect of syndicated loans taken out by the Group.

The heading also includes a 4,696 thousand euro loan granted to Indur Energía, S.L., which bears interest at the Euribor rate plus a market spread and which matures on December 31, 2006.

12. EQUITY

The detail of "Equity" at December 31, 2005 and 2004 is as follows:

	Share capital	Share premium	Unrealized assets and liabilities revaluation reserve	Other reserves: Reserves in companies consolidated using the full or proportionate consolidation methods	Other reserves: Reserves in companies accounted for using the equity method	Other reserves: Legal reserve	Other reserves: Voluntary reserves	Translation differences	Net profit for the year	Minority interests	Total
	Thousands of euros										
Balance at January 1, 2004	**164,600**	**60,342**	**(5,689)**	**1,973**	**54**	**683**	**92,265**	**—**	**62,600**	**11,679**	**388,507**
Appropriation of 2003 profit	—	—	—	68,648	19	7,723	(13,790)	—	(62,600)	—	—
Income and expense recognized directly in reserves net of tax	—	—	(3,381)	15,161	—	—	—	2,198	—	—	13,978
Translation differences	—	—	—	—	—	—	—	8	—	—	8
Profit for the year attributable to equity holders of the parent	—	—	—	—	—	—	—	—	34,463	—	34,463
Profit for the year attributable to minority interests	—	—	—	—	—	—	—	—	—	3,871	3,871
Changes in consolidation method	—	—	—	—	—	—	—	—	—	321	321
Balance at December 31, 2004	**164,600**	**60,342**	**(9,070)**	**85,782**	**73**	**8,406**	**78,475**	**2,206**	**34,463**	**15,871**	**441,148**
Appropriation of 2004 profit	—	—	—	18,614	(18)	1,587	—	—	(34,463)	—	(14,280)
Income and expense recognized directly in reserves net of tax	—	—	427	2,120	—	—	—	—	—	—	2,547
Transfers on merger	—	41,637	—	(41,637)	—	—	—	—	—	—	—
Translation differences	—	—	—	—	—	—	—	(47)	—	—	(47)
Profit for the year attributable to equity holders of the parent	—	—	—	—	—	—	—	—	144,325	—	144,325
Profit for the year attributable to minority interests	—	—	—	—	—	—	—	—	—	8,875	8,875
Changes in consolidation method	—	—	—	—	—	—	—	—	—	41,793	41,793
Balance at December 31, 2005	**164,600**	**101,979**	**(8,643)**	**64,879**	**55**	**9,993**	**78,475**	**2,159**	**144,325**	**66,539**	**624,361**

Share capital

The share capital of the parent company Iberdrola Energías Renovables II, S.A.U. consists of 16,460,044 shares with a nominal value of 10 euros each, fully subscribed and paid with identical rights and held by Iberdrola, S.A. as Sole Shareholder on December 31, 2005.

Legal reserve

According to the revised text of the Spanish Corporation Law, companies must transfer 10% of profits for the year to a legal reserve until this reserve reaches the equivalent of at least 20% of share capital. The legal reserve can be used to increase capital provided that the remaining reserve balance does not fall below 10% of the increased share capital amount. Otherwise, until the legal reserve exceeds 20% of share capital, it can only be used to offset losses, and only on condition that sufficient other reserves are not available for this purpose.

Share premium

The revised text of the Spanish Corporations Law expressly permits the use of the share premium account balance to increase capital and does not establish any restrictions as to its use.

The increase in this heading in 2005 reflects the merger with Energéticos de Navarra, S.A.U. and the corresponding transfer of reserves on consolidation.

Unrealized assets and liabilities revaluation reserve

Movements in this reserve due to changes in the value of derivatives classified as cash-flow hedges were as follows:

	Balance at 01/01/04	Change in fair value	Balance at 12/31/04	Change in fair value	Balance at 12/31/05
			Thousands of euros		
Cash flow hedges					
Collars	(8,753)	(5,201)	(13,954)	657	(13,297)
Deferred tax on unrealized assets and liabilities revaluation	3,064	1,820	4,884	(230)	4,654
	(5,689)	**(3,381)**	**(9,070)**	**427**	**(8,643)**

13. DEFERRED INCOME

The movement in this heading in 2004 and 2005 was as follows:

	Capital grants	Other deferred income	Total
	Thousands of euros		
Balance at January 1, 2004	**589**	**6,260**	**6,849**
Increases	137	7,959	8,096
Transfers to profit and loss	(68)	(149)	(217)
Balance at December 31, 2004	**658**	**14,070**	**14,728**
Changes in the consolidation method and/or scope	47,567	—	47,567
Translation differences	—	1	1
Increases	9	31,066	31,075
Decreases	—	(229)	(229)
Transfers to profit and loss	(2,111)	(103)	(2,214)
Balance at December 31, 2005	**46,123**	**44,805**	**90,928**

Increases to "Other deferred income" in 2005 relate to the agreement between subsidiary Iberdrola Energías Renovables de Castilla La Mancha, S.A.U. and various wind farm developers regarding the joint use of certain facilities for connecting the farms to the grid.

14. PROVISIONS

The detail of movements in this heading in 2004 and 2005 are as follows:

	Provisions for pensions and similar obligations		Other provisions		
	Provision for pension commitments	Provision for employee electricity discounts	Provisions for environmental projects	Other provisions for contingencies and expenses	Total
	Thousands of euros				
Balance at January 1, 2004	**—**	**(18)**	**—**	**4,820**	**4,802**
Increases	—	—	—	22	22
Payments made	—	—	—	(3)	(3)
Transfers to property, plant and equipment	—	—	—	(3,190)	(3,190)
Balance at December 31, 2004	**—**	**(18)**	**—**	**1,649**	**1,631**
Changes in the consolidation method and/or scope :	433	—	21,864	2,142	24,439
Increases	—	171	36	1,201	1,408
Reversals of provisions	—	—	—	(42)	(42)
Payments made	(61)	—	—	—	(61)
Balance at December 31, 2005	**372**	**153**	**21,900**	**4,950**	**27,375**

As a result of changes to the method used to consolidate Metal Industry of Arcadia C. Rokas, S.A., the following provisions were recognized in the consolidated balance sheet at December 31, 2005:

- Rokas, S.A. operates a defined benefit retirement plan for its employees. Accrued obligations under this plan at December 31, 2005, were 372 thousand euros.
- Rokas, S.A. also has a 21,900 thousand euro provision for the dismantling of electricity generation and distribution plants in accordance with Greek regulations.

15. BANK BORROWINGS-LOANS

The detail of outstanding interest bearing loans and borrowings is as follows:

	Balance at 12/31/04	Balance at 12/31/05	Current	Non-current
		Thousands of euros		
Interest bearing loans and borrowings				
Loans and similar	292,012	356,256	72,724	283,532
Finance leases	—	13,071	3,478	9,593
Interest payable	2,833	2,233	2,233	—
	294,845	**371,560**	**78,435**	**293,125**

Loans and similar liabilities are shown at the nominal amount of the debt less arrangement costs.

The use of financial derivatives to hedge interest rates is explained in Note 16 below.

Some of the loan agreements arranged by Group companies include covenants that must be met regarding the structure of the balance sheet or other financial figures. As of December 31, 2005 and 2004, in the view of the Directors, these companies basically complied with all these covenants.

The detail by maturity of the long-term balances is as follows:

	Finance leases	Loans and similar	Total
	Thousands of euros		
2007	3,677	36,220	39,897
2008	3,888	36,109	39,997
2009	2,028	37,090	39,118
2010	—	37,086	37,086
2011 and beyond	—	137,027	137,027
	9,593	283,532	293,125

As of December 31, 2005, Iberdrola Energías Renovables Group had 398,382 thousand euros of undrawn lines of credit facilities maturing between 2006 and 2016. Of this, 150,860 thousand euros related to credit lines denominated in Brazilian reais to fund future investment in Brazil.

Of the loans outstanding at December 31, 2005, 285,830 thousand euros was at fixed interest rates, 56,603 thousand euros at floating rates and 29,127 thousand euros at capped rates. The annual average weighted interest rates paid in 2005 and 2004 were 3.06% and 4.12%, respectively.

16. DERIVATIVE FINANCIAL INSTRUMENTS

The detail of the headings reflecting the value of derivative instruments at December 31, 2005 and 2004, is as follows:

	Liabilities 2005		Liabilities 2004	
	Current	Non-current	Current	Non-current
	Thousands of euros			
Interest rate hedges:				
Cash flow hedges				
—Interest rate swap	862	11,085	—	13,954
—Collar	—	1,350	—	—
Exchange rate hedges:				
Fair value hedges				
—Currency swap	(219)	—	—	—
Non-hedging derivatives:				
Interest rate derivatives				
—Interest rate swap	—	60,425	—	64,665
	643	72,860	—	78,619

The detail by maturity of non-current liabilities arising from derivatives outstanding at December 31, 2005, is as follows:

Year	2007	2008	2009	2010 and beyond	Total
	Thousands of euros				
Interest rate hedges:					
Cash flow hedges					
—Interest rate swap	591	652	122	9,720	11,085
—Collar	—	—	883	467	1,350
Non-hedging derivatives:					
Interest rate derivatives					
—Interest rate swap	—	—	—	60,425	60,425
	591	652	1,005	70,612	72,860

The change in the fair value of derivatives classified as non-hedging derivatives gave rise to charges under "Financial costs" in 2005 and 2004 of 12,072 thousand euros and 10,502 thousand euros, respectively (see Note 25). Also, cash-flow hedges of interest rate risk reduced "Finance costs" by 5,890 thousand euros in 2005 (see Note 25).

17. OTHER NON-CURRENT LIABILITIES

The detail of "Other non-current liabilities" at December 31, 2005 and 2004 is as follows:

	Balance at 12/31/05	Balance at 12/31/04
	Thousands of euros	
Iberdrola, S.A.	421,647	465,942
Related companies	39,549	40,553
Other	33,995	1,243
	495,191	**507,738**

The borrowings from Iberdrola, S.A. bore average interest rates of 1.87% and 2.01% in 2005 and 2004, respectively.

The figure for related companies derives from an agreement by Iberdrola Energías Renovables II, S.A.U. to acquire stakes in a number of wind farm companies from the Gamesa Group in 2002. As part of this deal, in 2004 Gamesa granted Iberenova a 40,805 thousand euros discount against the future sales of these companies which, at December 31, 2005, stood at 39,549 thousand euros.

Details of the balances and transactions with Group and related companies are given in Note 32.

18. DEFERRED TAX AND INCOME TAX

The Parent Company Iberdrola Energías Renovables II, S.A. files a consolidated tax return, having formed part of the tax group 2/86 headed by Iberdrola, S.A. since its incorporation.

Without prejudice to this special tax regime in Spain, which applies to the Parent and certain of its consolidated Spanish subsidiaries, other Spanish and foreign subsidiaries file individual income tax returns, in accordance with the laws applicable to them.

The difference between the tax expense allocated in 2005 and the tax payable in that year, recorded under "Deferred tax assets" and "Deferred tax liabilities," as appropriate, in the consolidated balance sheets at December 31, 2005,.reflects the temporary differences between the carrying amount of certain assets and liabilities and their tax bases.

The detail of current and deferred "Income tax" is as follows:

	Balance at 12/31/05	Balance at 12/31/04
	Thousands of euros	
Current tax	82,197	19,854
Deferred tax	7,967	3,628
	90,164	**23,482**

The detail of the movements in deferred tax assets and liabilities at December 31, 2005 and 2004 is as follows:

	Balance at 01/01/04	Credit (charge) to income statement	Credit (charge) to asset and liability revaluation reserve	Balance at 12/31/04	Credit (charge) to income statement	Credit (charge) to asset and liability revaluation reserve	Increases	Balance at 12/31/05
	Thousands of euros							
Deferred tax assets								
From elimination of intra-group profits	20,892	1,264	—	22,156	(2,289)	—	—	19,867
From provisions on property, plant and equipment	1,489	(1,489)	—	—	—	—	—	—
From measurement of derivative financial instruments								
Hedging derivatives	3,064	—	1,820	4,884	—	(152)	—	4,732
Non-hedging derivatives	18,958	3,675	—	22,633	(1,485)	—	—	21,148
From changes in the consolidation method and/or scope	—	—	—	—	(514)	—	10,266	9,752
Other	4,316	1,010	(3,055)	2,271	(2,321)	—	—	(50)
	48,719	**4,460**	**(1,235)**	**51,944**	**(6,609)**	**(152)**	**10,266**	**55,449**
Deferred tax liabilities								
From standardization of depreciation methods	(859)	(8,780)	—	(9,639)	(1,866)	—	(3,806)	(15,311)
From elimination of intra-group profits	(692)	692	—	—	—	—	—	—
From allocation of fair value in business combinations	—	—	—	—	508	—	(10,601)	(10,093)
	(1,551)	**(8,088)**	**—**	**(9,639)**	**(1,358)**	**—**	**(14,407)**	**(25,404)**
Net deferred tax	**47,168**	**(3,628)**	**(1,235)**	**42,305**	**(7,967)**	**(152)**	**(4,141)**	**30,045**

At December 31, 2005 and 2004, there were no deferred tax assets or other tax credits that had not yet been recognized by Group companies.

Income tax expense on consolidated companies for 2005 and 2004 was calculated as follows:

	2005	2004
	Thousands of euros	
Consolidated profit before tax	**243,364**	**61,816**
Non-deductible expenses and non-computable income:		
—Individual companies	—	636
—Consolidation adjustments	1,038	15,481
Share of profit/(loss) of associates	36	(5,019)
Adjusted accounting profit	**244,438**	**72,914**
Gross tax calculated at the tax rate in force in each country	85,553	25,520
Tax relief	(577)	(1,374)
Restatement of tax credits	5,188	(664)
Income tax expense	**90,164**	**23,482**

19. TAX RECEIVABLES AND PAYABLES

The detail of current and non-current tax receivables and payables recognized as assets and liabilities in the consolidated balance sheet at December 31, 2005 and 2004, is as follows:

	Balance at 12/31/05	Balance at 12/31/04
	Thousands of euros	
Non-current assets		
Credit for tax relief on reinvested assets	10,156	10,156
Credit for tax relief on investment in new items of property, plant and equipment	—	5,660
Other	571	1,964
	10,727	**17,780**
Current assets		
VAT receivable	68,063	109,262
Tax withholdings and prepayments	30,238	11,349
Sundry tax receivables	3,098	4,378
	101,399	**124,989**
Current liabilities		
VAT payable	21,163	11,252
Tax withholdings payable	363	535
Income tax payable	54,729	22,416
Other tax payables	130	358
Social security payables	522	230
	76,907	**34,791**

In general, Group companies have all years since 2002 open for review by the tax inspection authorities for the main taxes applicable to them, except corporate income tax, for which all years since 2001 are open for review. However, this period may differ in the case of the Group companies taxed in different tax jurisdictions.

20. REVENUE

The detail of this heading in 2005 and 2004 is as follows:

	Balance at 12/31/05	Balance at 12/31/04
	Thousands of euros	
Electricity sales under ordinary regime		
Other sales	21,537	13,976
Electricity sales under special regime		
Sales to pool	10,505	10,144
Sales to other generators	525,214	305,332
	557,256	**329,452**

21. STAFF COSTS

The detail of this heading in 2005 and 2004 is as follows:

	Balance at 12/31/05	Balance at 12/31/04
	Thousands of euros	
Wages and salaries	17,371	10,663
Social Security contributions	3,587	2,135
Charge to provision for employee electricity discounts	171	—
Other social charges	522	427
	21,651	**13,225**
Capitalised employee benefits expenses		
Property, plant and equipment (Note 10)	(5,656)	(3,941)
	(5,656)	**(3,941)**

The average number of employees in 2005 and 2004 was 431 and 247 respectively. The detail by professional category is as follows:

	2005	2004
University graduates and similar	150	92
Technicians	97	52
Clerical staff	8	9
Skilled workers	133	3
Auxiliary staff	43	91
	431	247

As a result of the changes to the method of consolidating Metal Industry of Arcadia C. Rokas, S.A. (Note 11), the average headcount at December 31, 2005 rose by 110 persons.

The average number of employees in the consolidated Group is calculated as the sum of the average number of employees in each consolidated company, including the corresponding proportion of those consolidated by the proportionate consolidation method.

22. OUTSIDE SERVICES

The detail of this heading in 2005 and 2004 is as follows:

	Balance at 12/31/05	Balance at 12/31/04
	Thousands of euros	
Operation and maintenance	36,294	33,933
Operating leases	10,832	8,100
Insurance	5,552	7,109
Other	24,689	19,513
	77,367	68,655

The detail of estimated future payments on operating leases outstanding at December 31, 2005 is as follows:

	Thousands of euros
2006	11,127
2007 – 2009	32,341
2010 and beyond	305,868
	349,336

These estimates assume each lease has a 30-year life, which is the case for most of the leases outstanding. That said, most also have clauses allowing for renewal on expiry.

23. DEPRECIATION AND AMORTIZATION CHARGE AND ALLOWANCES

The detail of this heading in 2005 and 2004 is as follows:

	Balance at 12/31/05	Balance at 12/31/04
	Thousands of euros	
Property, plant and equipment depreciation charge	148,770	106,592
Amortization of intangible assets	3,230	672
Capital grants transferred to profit or loss	(2,111)	(68)
Changes in provisions	—	26
Other	—	1,317
	149,889	108,539

24. FINANCE INCOME

The detail of this heading in 2005 and 2004 is as follows:

	Balance at 12/31/05	Balance at 12/31/04
	Thousands of euros	
Income from other marketable securities	711	50
Other interest and finance income		
Finance income on loans or similar to Group companies and associates	458	1,656
Finance income on loans or similar to companies accounted for using the equity method	6	—
Other finance income	1,293	1,249
Exchange gains	18	—
Capitalized finance costs		
Property, plant and equipment (Note 10)	1,937	5,216
	4,423	8,171

25. FINANCE COSTS

The detail of this heading in 2005 and 2004 is as follows:

	Balance at 12/31/05	Balance at 12/31/04
	Thousands of euros	
Finance costs and similar expenses:		
Finance costs on loans or similar	21,962	50,665
Finance costs on loans or similar to Group companies	38,054	27,667
Increase/(decrease) in finance costs generated by cash flow hedges of interest rate risk (see Note 16)	(5,890)	—
Other finance costs	1,341	—
Valuation adjustment of non-hedging derivatives (see Note 16)	12,072	10,502
Finance costs from valuation of debt at amortized cost	1,241	—
	68,780	88,834

26. SWAPS

Iberdrola Energías Renovables Group engaged in no swap transactions in 2005 and 2004.

27. ACQUISITION OF SUBSIDIARIES

a) 2005

In 2005 the Group took control of Metal Industry of Arcadia C. Rokas, S.A. by acquiring successive packages of shares amounting to an additional 28.9% of the company's share capital (see Note 11).

The detail of the net assets acquired and of the allocation of the price paid in excess of fair value is as follows:

	Carrying amount of the subsidiary before the business combination	Fair value adjustments	Fair value
	Thousands of euros		
Net assets acquired:			
Property, plant and equipment	48,427	18,654	67,081
Deferred tax assets	2,616	—	2,616
Inventories	1,958	—	1,958
Receivables	5,584	—	5,584
Cash and cash equivalents	8,730	—	8,730
Bank borrowings and other financial liabilities	(24,868)	—	(24,868)
Provisions and other payables	(17,724)	—	(17,724)
Deferred tax liabilities	(792)	(5,969)	(6,761)
	23,931	12,685	36,616

The cost of the various packages of shares acquired in 2005 was 58,219 thousand euros and gave rise to goodwill of 21,603 thousand euros. The net outflow of cash due to the deal was 49,489 thousand euros and the price agreed for the acquisition is contingent on a future commitment to install capacity in this company by 2008.

In 2005, the Group also acquired various stakes in Spanish and foreign companies whose main activity is wind power generation. The investments made were as follows:

Company	Percentage of ownership acquired	Acquisition cost
	Thousands of euros	
EME Dólar Tres, S.L.U	100.00%	10,397
EME Ferreira Dos, S.L.U	100.00%	10,397
EME Hueneja Tres, S.L.U	100.00%	10,397
EME Dólar Uno, S.L.U	100.00%	8,506
Iberdrola Energías Renováveis, S.A.	100.00%	3,322
Iberdrola Ener'gia Odnawialna Spo3ka ograniczon Odpowiedzialnocecil	100.00%	2,061
Eólicas de La Rioja, S.A.	3.75%	1,364
Energías Eólicas de Cuenca, S.A.	12.50%	1,000
Sistemas Energéticos Astudillo, S.A. (*)	50.00%	704
Iberdrola Energ. Rinnovabili, S.P.A. (formerly Iberdrola Italia)	100.00%	121
Peache Energías Renovables, S.A.	60.00%	118
Molinos de Linares, S.A.	25.00%	90
Iberdrola Regenerative Energien, GmbH	100.00%	88
Vientos de Castilla y León, S.A.	60.00%	61
Eólicas Fuente Isabel, S.A.	60.00%	61
Energía Global Castellana, S.A.	60.00%	61
Iberdrola Energies Renouveables, S.A.S.	100.00%	21
Iberdrola Renewable Energies of UK, Limited	100.00%	1
		48,770

(*) Sistemas Energéticos Astudillo, S.A. was subsequently merged into Iberenova Promociones, S.A.U. in 2005.

The Group's percentage ownership of these companies at December 31, 2005 is presented in the appendix to these financial statements under "Information on subsidiaries, associates and investees of Iberdrola Energías Renovables II, S.A.U."

The detail of the net assets and liabilities acquired with these companies and the allocation of payments above fair value is as follows:

	Carrying amount of the subsidiary before the business combination	Fair value adjustments	Fair value
	Thousands of euros		
Net assets acquired:			
Property, plant and equipment	32,712	47,741	80,453
Intangible assets	14	—	14
Deferred tax assets	7	—	7
Inventories	6	—	6
Receivables	3,202	—	3,202
Cash and cash equivalents	389	—	389
Bank borrowings and other financial liabilities	(20,461)	—	(20,461)
Provisions and other payables	(14,930)	—	(14,930)
	939	47,741	48,680

The amounts paid in excess of fair value on these acquisitions, which totaled 48,770 thousand euros, were recognized as an increase in the value of assets under "Property, plant and equipment", except for 90 thousand euros on the acquisition of Molinos de Linares, S.A., which was recognized as Goodwill. These transactions resulted in a net cash outflow of 48,381 thousand euros.

b) 2004

In 2002, the Parent Company Iberdrola Energías Renovables II, S.A.U. agreed to buy from the Gamesa Group ("Gamesa") its stakes in a number of companies owning a group of wind farms.

Pursuant to this agreement, in 2004 Iberdrola Energías Renovables Group bought from Gamesa its stakes in the following companies: Sistemas Energéticos Astudillo, S.A., Sistemas Energéticos Fuendetodos, S.A.U., Sistemas Energéticos Entredicho, S.A.U., Sistemas Energéticos Goia Peñote, S.A.U., Sistemas Energéticos Serra de Meiras, S.A.U. and Sistemas Energéticos Teruelo, S.A. The price agreed was 59,167 thousand euros, of which 58,764 thousand euros had been paid as of December 31, 2004. All these companies were fully consolidated in 2004.

The detail of the net assets acquired and of the allocation of the price paid in excess of fair value is as follows:

	Carrying amount of the subsidiary before the business combination	Fair value adjustments	Fair value
	Thousands of euros		
Net assets acquired:			
Property, plant and equipment	97,877	58,869	156,746
Other intangible assets	382	—	382
Deferred tax assets	15,043	—	15,043
Cash and cash equivalents	63	—	63
Payables	(113,067)	—	(113,067)
	298	**58,869**	**59,167**

The net cash outflow in respect of these acquisitions was 58,701 thousand euros.

28. CONTINGENT LIABILITIES

Iberdrola Energías Renovables Group identified no material contingent liabilities in 2005 and 2004.

29. INTERESTS IN JOINT VENTURES

The detail of the main items relating to Iberdrola Energías Renovables Group's transactions and percentage ownership in joint ventures (jointly controlled companies consolidated using the proportionate method) in 2005 and 2004 are as follows:

	Energías Renovables de la Región de Murcia, S.A.	Eólicas de Euskadi, S.A.	Eólica de Campollano, S.A.	Desarrollo de Energías Renovables de la Rioja, S.A.	Molinos del Cidacos, S.A.	Molinos de la Rioja, S.A.	Other	Total
				Thousands of euros				
2005								
Non-current assets								
Intangible assets	36	10	56	197	367	145	16	827
Property, plant and equipment	39,892	104,054	113,823	61,510	103,265	36,556	1,530	460,630
Non-current financial assets	31,985	173	12	431	698	408	1,518	35,225
	71,913	**104,237**	**113,891**	**62,138**	**104,330**	**37,109**	**3,064**	**496,682**
Current assets	**16,302**	**19,483**	**17,963**	**19,518**	**17,276**	**9,310**	**3,786**	**103,638**
Total Assets	**88,215**	**123,720**	**131,854**	**81,656**	**121,606**	**46,419**	**6,850**	**600,320**
Non-current liabilities	**30,254**	**54,988**	**109,256**	**44,295**	**83,829**	**25,307**	**—**	**347,929**
Current liabilities	**5,804**	**29,461**	**12,001**	**13,676**	**15,574**	**16,273**	**1,583**	**94,372**
Total liabilities	**36,058**	**84,449**	**121,257**	**57,971**	**99,403**	**41,580**	**1,583**	**442,301**
Revenue	**6,386**	**20,170**	**18,563**	**20,671**	**27,429**	**4,749**	**—**	**97,968**
Expenses	**5,215**	**10,978**	**15,837**	**9,051**	**10,035**	**2,866**	**143**	**54,125**
2004								
Non-current assets								
Intangible assets	1	5	71	180	324	102	—	683
Property, plant and equipment	38,709	78,523	122,004	65,250	76,127	11,927	—	392,540
Non-current financial assets	739	—	2	3	16	1	—	761
	39,449	**78,528**	**122,077**	**65,433**	**76,467**	**12,030**	**—**	**393,984**
Current assets	**4,724**	**13,026**	**—**	**16,866**	**7,396**	**2,935**	**—**	**44,947**
Total Assets	**44,173**	**91,554**	**122,077**	**82,299**	**83,863**	**14,965**	**—**	**438,931**
Non-current liabilities	**30,032**	**53,610**	**112,456**	**53,962**	**54,653**	**3,900**	**—**	**308,613**
Current liabilities	**3,799**	**10,244**	**20,143**	**9,466**	**13,004**	**9,566**	**—**	**66,222**
Total liabilities	**33,831**	**63,854**	**132,599**	**63,428**	**67,657**	**13,466**	**—**	**374,835**
Revenue	**4,597**	**14,463**	**—**	**14,426**	**12,022**	**102**	**—**	**45,610**
Expenses	**4,477**	**10,072**	**—**	**12,495**	**9,121**	**100**	**—**	**36,265**

The contribution of proportionately consolidated joint ventures to consolidated profit in 2005 and 2004 was as follows:

	Balance at 12/31/05	Balance at 12/31/04
	Thousands of euros	
Energías Renovables de la Región de Murcia, S.A.	478	(184)
Eólicas de Euskadi, S.A.	4,488	2,236
Eólica de Campollano, S.A.	437	—
Desarrollo de Energías Renovables de la Rioja, S.A.	2,738	663
Molinos del Cidacos, S.A.	2,826	720
Molinos de La Rioja, S.A.	445	1
Energías de Castilla y León, S.A.	(5)	—
Villardefrades Eólicas, S.L.	(4)	—
Energías Eólicas de Cuenca, S.A.	(32)	(2)
Aerocastilla, S.A.	(4)	—
Generación de Energía Eólica, S.A.	(4)	—
Vientos de Castilla y León, S.A.	(4)	—
Eólicas Fuente Isabel, S.A.	(4)	—
Energía global Castellana, S.A.	(4)	—
Peache Energías Renovables, S.A.	—	—
Productora de Energía Eólica, S.A.	(4)	—
Electra de Layna, S.A.	(19)	—
Energías Eólicas del Sisante, S.A.	(121)	—
Saltos de Belmontejo, S.A.	(4)	(1)
	11,203	3,433

30. GUARANTEE COMMITMENTS TO THIRD PARTIES

At December 31, 2005 and 2004, Iberdrola Energías Renovables Group had provided guarantees of 53,915 thousand euros and 33,242 thousand euros, respectively, basically to various public bodies and financial institutions.

Also, the shareholders in some Group companies had pledged all or part of their shares in guarantee of bank loans under associated covenants at December 31, 2005 and 2004. The detail by company of shares pledged is as follows:

	December 31, 2005		December 31, 2004	
Company	Number of shares pledged by percentage Group ownership	Carrying amount by percentage Group ownership	Number of shares pledged by percentage Group ownership	Carrying amount by percentage Group ownership
		Thousands of euros		
Desarrollo de Energías Renovables de La Rioja, S.A.	598,125	7,990	598,125	6,829
Eólicas de La Rioja, S.A.	68,750	6,694	68,750	5,194
Molinos del Cidacos, S.A.	256,250	4,561	256,250	4,064
Sistemas Energéticos Torralba, S.A.	18,483	3,928	18,483	3,278
Sistemas Energéticos Mas Garullo, S.A.	12,570	1,891	12,570	1,492
Sistemas Energéticos La Muela, S.A.	25,500	3,263	25,500	2,795
Sistemas Energéticos del Mon cayo, S.A.	24,075	3,008	24,075	2,909
Eólicas de Campollano, S.A.	272,425	2,649	272,425	552
Biovent Energía, S.A.	1,700	20,906	1,700	12,240
Energías Renovables de la Región de Murcia, S.A.	568,174	25,877	568,174	5,548
Molinos de La Rioja, S.A.	42,000	1,470	—	—

31. INFORMATION ON THE SOLE DIRECTOR

In 2005, the Sole Director in the parent Company earned no remuneration of any kind, and received no advances or loans.

At December 31, 2005, the Group had provided no guarantees nor contracted any pension or life insurance commitments to the Sole Director.

In compliance with Article 127 ter. 4 of Spanish Corporation Law, enacted by Law 26/2003, amending Spanish Securities Market Law 24/1988, and the revised text of the Spanish Corporation Law, to reinforce the transparency of listed public limited companies, we list below all the companies having the same, similar or complementary activities to those of Iberdrola Energías Renovables II, S.A. in which the Sole Director, Julián Martínez-Símancas Sánchez, holds equity investments and positions or carries out duties:

Company	Number of shares: Direct	Number of shares: Indirect	Position held or duties performed
"IBERDROLA, S.A."	1,624	—	Manager, Deputy Executive Vice-Chairman and CEO
"ENDESA, S.A."	—	1,250	None
"E.ON, S.A."	—	630	None
"GENERAL ELECTRIC CO."	—	1,330	None
"ELECTRICITE DE FRANCE"	—	381	None
"TOTAL"	—	200	None
"REPSOL YPF, S.A."	—	950	None
"IBERDROLA ENERGÍA, S.A.U."	—	—	Representative of Sole Director, Iberdrola S.A.

32. BALANCES AND TRANSACTIONS WITH OTHER IBERDROLA GROUP COMPANIES

The table below shows the detail of balances and transactions with Iberdrola Group companies and related parties, defined as those companies that are considered as such by Iberdrola, S.A. (Sole Shareholder of Iberdrola Energías Renovables II, S.A.U.) at December 31, 2005 and 2004:

	At December 31, 2005			Year ended December 31, 2005			
	Current receivables	Current payables	Non-current payables	Revenue	Services received	Finance income	Finance costs
	Thousands of euros						
Group							
Iberdrola, S.A.	2,327	1,849,269	421,647	—	8,560	458	37,773
Iberdrola Generación, S.A.U.	163,690	—	—	184,322	3,591	—	—
Iberdrola Distribución, S.A.U.	54,314	157	—	245,589	587	—	—
Iberdrola Ingeniería y Construcción, S.A.U.	—	19,916	—	—	4,220	—	—
				429,911	16,958	458	37,773
Related parties							
Gamesa Eólica, S.A.	328	259,926	39,549				
	220,659	2,129,268	461,196				

	At December 31, 2004			Year ended December 31, 2004			
	Current receivables	Current payables	Non-current payables	Revenue	Services received	Finance income	Finance costs
	Thousands of euros						
Group							
Iberdrola, S.A.	140,008	1,517,435	465,942	—	4,915	1,655	26,382
Iberdrola Generación, S.A.U.	1,157	1,670	—	16,078	775	—	—
Iberdrola Distribución, S.A.U.	41,229	409	—	226,403	395	—	—
Iberdrola Ingeniería y Construcción, S.A.U.	—	66,938	—	—	1,823	—	—
				242,481	7,908	1,655	26,382
Related parties							
Gamesa Eólica, S.A.	2	297,439	40,553				
	182,396	1,883,891	506,495				

In October 2005 Iberdrola Energías Renovables Group agreed to buy from Gamesa Energía, S.A. (a subsidiary of Gamesa Corporación Tecnológica, S.A.) certain wind farms with a combined installed capacity of 700 MW. These acquisitions will take place between 2006 and 2009 at a price of approximately 900,000 thousand euros, extendible to 2012.

33. TRANSACTIONS WITH SENIOR EXECUTIVES

Staff costs (wages and salaries, bonuses, compensation in kind, social security costs, pension plans, etc.) relating to senior executives amounted to 4,059 thousand euros and 3,388 thousand euros in 2005 and 2004, respectively. These sums are recognized under "Staff costs" in the accompanying 2005 and 2004 consolidated income statements.

34. FINANCIAL POSITION

The consolidated financial statements for 2005 and 2004 show a net working capital requirement, mainly due to the classification as current borrowings of the reciprocal current account debts that various Group companies have with Iberdrola, S.A. (see Note 32). It is the intention of Iberdrola, S.A. as the Group's Sole Shareholder, to provide all finance necessary to allow the Group to adequately carry on its business activities.

35. EVENTS AFTER DECEMBER 31, 2005

On January 4, 2006 the Group acquired Naturener Eólica, S.A., which owns a number of wind farm projects with a combined capacity of approximately 280 MW. The cost is estimated at of 26 million euros, but the final price will depend on the generating capacity ultimately installed.

36. FEES FOR SERVICES PROVIDED BY AUDITORS

Fees paid to the statutory auditor and related parties by Iberdrola Energías Renovables Group companies for the audit of their 2005 financial statements were 380 thousand euros. No fees were paid in 2004. Auditors' fees paid to other auditors who contributed to the audit of Iberdrola Energías Renovables Group companies in 2005 and 2004 were 104 thousand euros and 393 thousand euros, respectively.

The statutory auditor and related companies provided no other professional services to Group companies in 2005 and 2004. Fees for professional consulting services provided by other auditors participating in the audit of Group companies came to 81 thousand euros in 2005. No such fees were paid in 2004.

37. PREPARATION OF THE FINANCIAL STATEMENTS

The consolidated financial statements for the year ended December 31, 2005 were prepared by the Sole Director on March 30, 2006.

APPENDIX

INFORMATION ON SUBSIDIARIES, ASSOCIATES AND INVESTEES

The tables below give details of the percentage ownership held either directly or indirectly by Iberdrola Energías Renovables II, S.A.U. in its subsidiaries. The percentage of voting rights in the corporate bodies of these companies controlled by Iberdrola basically corresponds to the percentage of ownership.

A. COMPANIES MAJORITY OWNED OR CONTROLLED AND FULLY CONSOLIDATED IN 2005 AND 2004

Company	Location	Activity	Direct or indirect percentage ownership		Auditor of 2005 financial statements
			December 31, 2005	December 31, 2004	
International					
Iberdrola Regenerative Energien, GmbH	Germany	Wind power	100.00%	—	Unaudited
Energías Renováveis do Brasil, Ltda. (**)	Brazil	Wind power	100.00%	100.00%	Deloitte
Iberdrola Energies Renouveables, S.A.S	France	Wind power	100.00%	—	Ernst & Young
Iberdrola Energ. Rinnovabili, S.P.A. (formerly Iberdrola Italia)	Italy	Wind power	100.00%	100.00%	Unaudited
Iberdrola Ener'gia Odnawialna Spo3ka ograniczon Odpowiedzialnocecil	Poland	Wind power	100.00%	—	Unaudited
Iberdrola Energías Renováveis, S.A.	Portugal	Wind power	100.00%	—	Ernst & Young
Iberdrola Renewable Energies of UK, Limited	UK	Wind power	100.00%	—	Ernst & Young
Aeolia Produçao de Energia, S.A.	Portugal	Wind power	77.99%	77.99%	Ernst & Young
Metal Industry of Arcadia C. Rokas, S.A. (*)	Greece	Wind power	49.90%	21.00%	PriceWaterhouse Coopers
Spain					
Ciener, S.A.U.	Bilbao	Mini-hydroelectric	100.00%	100.00%	Ernst & Young
Iberdrola Energías Renovables de la Rioja, S.A.U.	Logroño	Wind power	100.00%	100.00%	Ernst & Young
Iberenova Promociones, S.A.U.	Madrid	Wind power and Mini-hydroelectric	100.00%	100.00%	Ernst & Young
Iberenova Energías Renovables de Andalucia, S.A.U.	Sevilla	Wind power	100.00%	100.00%	Ernst & Young
Iberdrola Energía Renovables de Galicia, S.A.U.	Orense	Wind power	100.00%	100.00%	Ernst & Young
EME Dólar Uno, S.L.U.	Seville	Wind power	100.00%	—	Unaudited
EME Ferreira Dos, S.L.U.	Seville	Wind power	100.00%	—	Unaudited
EME Dólar Tres, S.L.U.	Seville	Wind power	100.00%	—	Unaudited
EME Hueneja Tres, S.L.U.	Seville	Wind power	100.00%	—	Unaudited
Iberdrola Energía Renovables Castilla la Mancha, S.A.U.	Toledo	Wind power	100.00%	100.00%	Ernst & Young
Iberdrola Energías Renovables de Aragón, S.A.U.	Saragossa	Wind power	100.00%	100.00%	Ernst & Young
Sistemas Energéticos Chandrexa, S.A.	Orense	Wind power	96.07%	100.00%	Ernst & Young
Energía I Vent, S.A.	Barcelona	Wind power	90.00%	90.00%	Ernst & Young
Biovent Energía, S.A.	Valladolid	Wind power	85.00%	85.00%	Ernst & Young

Company	Location	Activity	Direct or indirect percentage ownership December 31, 2005	December 31, 2004	Auditor of 2005 financial statements
Biovent Holding, S.A.	Valladolid	Wind power	85.00%	85.00%	Ernst & Young
Sistemas Energéticos del Moncayo, S.A.	Valladolid	Wind power	75.00%	75.00%	Ernst & Young
Eólicas de la Rioja, S.A.	Logroño	Wind power	72.50%	68.75%	Ernst & Young
Minicentrales del Tajo, S.A.	Madrid	Wind power	66.58%	66.58%	Ernst & Young
Sistemas Energéticos Torralba, S.A.	Saragossa	Wind power	60.00%	60.00%	Ernst & Young
Energías Eólicas de Cuenca, S.A. (***)	Cuenca	Wind power	62.50%	50.00%	Unaudited
Sociedad Gestora de Parques Eólicos de Andalucía, S.A.	Malaga	Wind power	55.00%	55.00%	Ernst & Young
Sociedad Gestora de Parques Eólicos Campo de Gibraltar, S.A.	Malaga	Wind power	55.00%	55.00%	Ernst & Young
Sistemas Energéticos Mas Garullo, S.A.	Saragossa	Wind power	51.00%	51.00%	Ernst & Young
Sistemas Energéticos La Muela, S.A.	Saragossa	Wind power	50.00%	50.00%	Ernst & Young

(*) The Group does not control a majority of the share capital in Metal Industry of Arcadia C. Rokas, S.A. but still exercised control of its governing body in 2005. The stake in Metal Industry of Arcadia C. Rokas, S.A. as of December 31, 2004 was accounted for using the equity method (see Note 11).

(**) Accounted for in 2004 using the equity method

(***) Consolidated in 2004 using proportionate consolidation

B. JOINTLY CONTROLLED ENTITIES CONSOLIDATED USING THE PROPORTIONATE CONSOLIDATION METHOD IN 2005 AND 2004

Company	Location	Activity	Direct or indirect percentage ownership		Auditor of 2005 financial statements
			December 31, 2005	December 31, 2004	
Energías de Castilla y León, S.A.	Valladolid	Wind power	76.50%	—	Unaudited
Villardefrades Eólicas, S.L.	Valladolid	Wind power	68.00%	68.00%	Unaudited
Aerocastilla, S.A.	Valladolid	Wind power	51.00%	51.00%	Unaudited
Generación de Energía Eólica, S.A.	Valladolid	Wind power	51.00%	51.00%	Unaudited
Vientos de Castilla y León, S.A.	Valladolid	Wind power	51.00%	—	Unaudited
Eólicas Fuente Isabel, S.A.	Valladolid	Wind power	51.00%	—	Unaudited
Energía global Castellana, S.A.	Valladolid	Wind power	51.00%	—	Unaudited
Peache Energías Renovables, S.A.	Valladolid	Wind power	51.00%	—	Unaudited
Productora de Energía Eólica, S.A.	Valladolid	Wind power	50.92%	50.92%	Unaudited
Electra de Layna, S.A. (*)	Valladolid	Wind power	42.50%	42.50%	Unaudited
Eólicas de Euskadi, S.A.	Bilbao	Wind power	50.00%	50.00%	Attest Consulting, S.L.
Energías Renovables de la Región de Murcia, S.A.	Murcia	Wind power	50.00%	50.00%	Ernst & Young
Energías Eólicas del Sisante, S.A.	Toledo	Wind power	50.00%	50.00%	Unaudited
Desarrollo de Energías Renovables de la Rioja, S.A.	Logroño	Wind power	36.25%	36.25%	Ernst & Young
Molinos de la Rioja, S.A.	Logroño	Wind power	33.33%	33.33%	Ernst & Young
Molinos del Cidacos, S.A.	Logroño	Wind power	25.00%	25.00%	Ernst & Young
Eólica de Campollano, S.A.	Madrid	Wind power	25.00%	25.00%	KPMG Auditores, S.L.
Saltos de Belmontejo, S.A.	Cuenca	Mini-hydroelectric	24.84%	24.84%	Ernst & Young

(*) Not consolidated in 2004

C. ASSOCIATES ACCOUNTED FOR USING THE EQUITY METHOD IN 2005 AND 2004

Company	Location	Activity	Direct or indirect percentage ownership	
			December 31, 2005	December 31, 2004
Sotavento Galicia, S.A.	La Coruña	Wind power	8.00%	8.00%

D. GROUP SUBSIDIARIES AND ASSOCIATES AT DECEMBER 31, 2004 THAT WERE MERGED INTO THEIR HOLDING COMPANIES IN 2005:

Company	Location	Activity	December 31, 2004	Absorbing company
Sistemas Energéticos de Navarra, S.A.	Madrid	Wind power	100.00%	Iberdrola Energías Renovables II, S.A.U.
Sistemas Energéticos Goia-Peñote, S.A.	Santiago de Compostela	Wind power	100.00%	Iberdrola Energías Renovables de Galicia, S.A.U.
Sistemas Energéticos Serra de Meiras, S.A.	Santiago de Compostela	Wind power	100.00%	Iberdrola Energías Renovables de Galicia, S.A.U.
Sistemas Energéticos Astudillo, S.A.	Valladolid	Wind power	100.00%	Iberenova Promociones, S.A.U.
Sistemas Energéticos Teruelo, S.A.	Saragossa	Wind power	100.00%	Iberenova Promociones, S.A.U.
Sistemas Energéticos Entredicho, S.A.	Saragossa	Wind power	100.00%	Iberdrola Energías Renovables de Aragón, S.A.U.
Sistemas Energéticos Fuendetodos, S.A.	Saragossa	Wind power	100.00%	Iberdrola Energías Renovables de Aragón, S.A.U.

IBERDROLA ENERGÍAS RENOVABLES II, S.A.U. AND SUBSIDIARIES

Consolidated Management Report
For the year ended December 31, 2005

SIGNIFICANT EVENTS IN 2005

a) Strategic Plan and installed capacity

In 2005 Iberdrola raised its renewable energy generating capacity by 604.52 MW from 3,205.83 MW to 3,810.35 MW. With this, it met the target set in the Strategic Plan a year ahead of schedule. Since the start of the plan, Iberdrola has raised its renewable energy installed capacity more than sevenfold, reinforcing its position as a global leader in renewable energies. Of its total installed capacity, 3,494.40 MW is wind power, 315.86 MW mini-hydroelectric and 0.09 MW solar.

In wind power it has added 603.25 MW of capacity, including 236.20 MW from Iberdrola's first foreign wind farms, located in Greece, Brazil, Portugal and France. The Group also added 1.18 MW of mini-hydroelectric capacity and 0.09 MW of photovoltaic solar power.

Regarding other renewable technologies, the Group has a number of solar thermal and photovoltaic power generation projects under development, as well as bioethanol and biodiesel plants.

All this activity in 2005 required an investment of approximately 626 million euros.

b) The international business

Iberdrola expanded its renewable energy business internationally in 2005, opening new branches and companies in Italy, the UK, France, Poland and Germany to add to its existing presence in Greece, Mexico, Brazil and Portugal. This is in line with its growing international development of the renewables business.

At the end of 2005 Iberenova Group completed its agreement with Rokas Group, the biggest wind power producer in Greece, by raising its stake in the company to 49.9%. This acquisition agreement, which began in 2004, was completed well ahead of its scheduled date in 2009.

c) Income statement highlights

In 2005, Iberenova's revenue rose 69.1% to 557,256 thousand euros. The rise was due to both increased production and higher average prices. The Group generated a total 7,058 GWh of electricity in the year, 30.4% more than in 2004. This was sold for an average price of 78.96 euros/MWh in 2005, an increase of 29.7% on the year before.

A change in the system for billing market tariffs came into force for all Spanish plants from June 2005 and boosted revenues compared to 2004 levels from plants already on stream thanks to the high electricity prices that predominated in the second half of the year.

Operating profit increased strongly, with EBITDA up by 78.7% to 457,636 thousand euros and EBIT up by 108.6% to 307,747 thousand euros.

Debt management and a reduction in the effective interest rate improved the Group's net finance result.

Net profit for the year surged 318.8% to 144.3 million euros, fuelled by higher average operating capacity, greater generation, higher average prices and a tight grip on net operating expenses.

BUSINESS OUTLOOK FOR 2006

In 2006, the Iberenova Group will continue with its planned investment to roll out new projects currently under development or construction, expanding capacity in its existing technologies of wind and mini-hydroelectric, while also moving into new technologies such as solar thermal electric, solar photovoltaic and biofuels.

RESEARCH AND DEVELOPMENT

The most important renewables projects carried out were as follows:

- The MULTIPLICADORAS Project: this involves researching the relationship between the useful life of wind turbine generators and the external environmental conditions regarding wind speed, turbulence and outages under different regulatory regimes.
- The OLASLUZ Project: this is the first ocean wave power project in Spain, with capacity of up to 1.25 MW in Santoña, Santander, on the Bay of Biscay.
- CORE Project: a pioneering initiative in the sector to create the Toledo Renewables Operations Center. The center will optimize technical management and financial returns in real time, 24/7, 365 days a year, for all wind farms, mini-hydroelectric plants and substations whether run by Iberdrola or other renewables operators.
- The European WINDGRID Project: seeks to integrate wind farms into the electricity system, maximizing the use of renewables while ensuring the stable and secure operation of the grid. It also seeks to create a technical base that the EU can use to draw up standards and simulate possible scenarios.
- The GEODISCYL Project: study of the impact of wind systems distributed across the 13.2-45 kV grid in the Castille and Leon region.
- The METEOFLOW Project: forecasting wind power generation to be able to minimize diversions in the market and enhance operational management.
- The VOLTAGE DROPS AND REACTIVE POWER Project: looking at the connections between wind farms and the grid.

EVENTS AFTER THE BALANCE SHEET DATE

Iberenova bought from Naturener a 100% stake in its subsidiary Naturener Eólica, which has 280 MW of capacity in an advanced stage of development in Castille-La Mancha, Andalusia and Castille and Leon. The name of the newly acquired company was then changed to Parques Eólicos Reunidos, S.A.U.

This company is about to begun construction of 30 MW of wind generating capacity, and has 50 MW in advanced phases of the planning process and 200 MW with a high likelihood of getting planning approval. The price of the deal was around 26 million euros, although the final figure will depend on the capacity ultimately installed.

TREASURY SHARES

Iberenova did not acquire or carry out any transactions with treasury shares in 2005.

ENVIRONMENT

In 2005 Iberdrola began to put in place its Global Environmental Management System, which is expected to be verified by the end of 2006. The Environmental Guidelines for 2006 have already been approved and these will be developed into concrete aims and targets for the whole of the Iberdrola Group.

Also, in 2005, AENOR awarded ISO 14001 environmental management certification to a further 17 wind farms with 610.25 MW of generating capacity. As a result, at the end of the year the Group had 86 wind farms and a total capacity of 2,711 MW with ISO 14001 certification.

ScottishPower Holdings, Inc.

Consolidated Financial Statements as of and for the Years Ended March 31, 2007 and 2006, and Independent Auditors' Report

TABLE OF CONTENTS

Deloitte.

Deloitte & Touche LLP
Suite 3900
111 SW Fifth Avenue
Portland, OR 97204-3642
USA

Tel: +1 503 222 1341
Fax: + 503 224 2172
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

ScottishPower Holdings, Inc.
Portland, Oregon

We have audited the accompanying consolidated balance sheet of ScottishPower Holdings, Inc. and subsidiaries (the "Company") as of March 31, 2007, and the related statements of consolidated income (loss), consolidated changes in common shareholders' equity and comprehensive income (loss), and consolidated cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of the Company for the year ended March 31, 2006 were audited by other auditors whose report, dated October 17, 2006 expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such 2007 financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

July 24, 2007

Member of
Deloitte Touche Tohmatsu

SCOTTISHPOWER HOLDINGS, INC. AND SUBSIDIARIES

STATEMENTS OF CONSOLIDATED INCOME (LOSS)

	For the years ended March 31, 2007	2006
	(Millions of dollars)	
Revenues	$ 950.9	$ 815.0
Operating expenses:		
Energy costs	407.5	623.3
Build-to-Sell	142.3	—
Operations and maintenance	227.8	104.0
Impairment of finance assets	—	49.4
Depreciation and amortization	50.4	25.7
Provision for credit guarantee	—	58.8
Taxes, other than income taxes	10.5	7.6
Total	838.5	868.8
Income (loss) from operations	112.4	(53.8)
Interest expense (income) and other (income):		
Interest expense	112.3	186.3
Interest income	(71.7)	(15.9)
Interest capitalized—borrowed funds	(18.3)	(9.2)
Earnings in unconsolidated joint ventures	(9.9)	(2.6)
Minority interest income	(1.3)	—
Other income	(31.4)	(17.5)
Total	(20.3)	141.1
Income (loss) from continuing operations before income tax (expense) benefit	132.7	(194.9)
Income tax (expense) benefit	(253.8)	80.2
Loss from continuing operations	(121.1)	(114.7)
Discontinued operations (Note 2)		
(Loss) income from discontinued operations	(16.4)	931.4
Income tax expense	2.2	339.4
Net (loss) income from discontinued operations	(18.6)	592.0
Gain on disposition, including tax benefit of $21.6	—	176.8
Net income (loss) gain from discontinued operations	(18.6)	768.8
Net income (loss)	$(139.7)	$ 654.1

The accompanying notes are an integral part of these consolidated financial statements.

SCOTTISHPOWER HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	March 31, 2007	March 31, 2006
	(Millions of dollars)	
ASSETS		
Current assets:		
Cash and cash equivalents	$ 317.8	$ 206.2
Accounts receivable	232.4	187.3
Amount due from affiliate	0.1	2,735.9
Inventories	173.0	153.5
Derivative contract assets	133.1	136.6
Deferred tax assets	0.4	—
Margin and other deposits	117.9	187.9
Prepaid expenses and other	10.5	82.0
Total current assets	985.2	3,689.4
Property, plant and equipment	1,572.3	1,288.1
Construction work-in-progress	472.9	266.3
Accumulated depreciation and amortization	(130.7)	(81.1)
Total property, plant and equipment—net	1,914.5	1,473.3
Other non-current assets:		
Derivative contract assets	142.7	231.7
Finance assets, net	18.0	84.0
Investment in unconsolidated joint ventures	294.5	202.3
Goodwill	19.7	19.7
Transmission deposits	6.8	—
Intangible assets	10.6	—
Prepaid expenses	40.2	—
Note receivable	164.1	—
Other receivables	54.2	23.1
Total other non-current assets	750.8	560.8
Total assets	$ 3,650.5	$ 5,723.5
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Accounts payable and accrued liabilities	$ 377.2	$ 185.5
Amounts due to affiliates	684.2	1,069.9
Taxes payable	403.1	133.5
Deferred tax liabilities	9.7	5.8
Derivative contract liabilities	114.0	108.2
Customer deposits	—	51.4
Provision for disposal costs—current	24.9	82.5
Current portion of long-term liability to affiliate	—	475.0
Deferred revenues	73.1	—
Other	31.0	4.3
Total current liabilities	1,717.2	2,116.1
Deferred credits:		
Deferred income tax liabilities	58.8	98.5
Non-current derivative contract liabilities	88.7	126.2
Other	144.9	90.6
Total deferred credits	292.4	315.3
Capital lease obligations, net of current maturities	137.4	141.5
Long-term liability to affiliate	—	2,256.0
Provision for disposal costs	75.0	52.9
Deferred revenues	672.9	—
Minority interests	65.8	—
Total liabilities	2,960.7	4,881.8
Commitments and contingencies (See Note 10)		
Shareholders' equity:		
Common shareholders' capital	2,123.3	2,122.5
Accumulated deficit	(1,420.6)	(1,280.9)
Accumulated other comprehensive income	(12.9)	0.1
Total shareholders' equity	689.8	841.7
Total liabilities and shareholders' equity	$ 3,650.5	$ 5,723.5

The accompanying notes are an integral part of these consolidated financial statements.

SCOTTISHPOWER HOLDINGS, INC. AND SUBSIDIARIES

STATEMENTS OF CONSOLIDATED CASH FLOWS

	For the years ended March 31, 2007	2006
	(Millions of dollars)	
Cash flows from operating activities:		
Net income (loss)	$ (139.7)	$ 654.1
Less: net income from discontinued operations, net of tax	18.6	(592.0)
Less: gain on sale of discontinued operations	—	(176.8)
Net loss from continuing operations	(121.1)	(114.7)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:		
Gain on sale of assets	—	(10.9)
Impairment of long-lived assets and goodwill	—	49.4
Unrealized loss on derivative contracts	60.9	22.5
Depreciation and amortization	50.4	25.7
Gain on sale of leveraged leases	(0.7)	—
Gain on earnings of unconsolidated joint ventures	(9.9)	(2.6)
Other	—	0.3
Changes in:		
Accounts receivable and prepayments	70.1	(48.3)
Inventories	(19.5)	(113.3)
Amounts due to/from affiliates, net	(20.8)	(44.3)
Non-current note receivable	(164.1)	—
Accounts payable, accrued liabilities and taxes payable	450.6	110.3
Deferred income taxes and investment tax credits—net	(36.1)	(107.2)
Deferred revenue	746.0	—
Other non-current assets	(6.8)	—
Other	(47.9)	(1.9)
Net cash provided by (used in) continuing operations	951.1	(235.0)
Net cash used in (provided by) discontinued operations	(41.3)	902.0
Net cash provided by operating activities	909.8	667.0
Cash flows from investing activities:		
Capital expenditures	(479.5)	(707.0)
Business acquisitions and investments	—	(44.7)
Proceeds from sale of assets	—	20.7
Proceeds from sales of finance assets and principal payments	77.5	30.2
Investments in and advances to affiliates	(82.3)	(126.9)
Proceeds from sale of PacifiCorp	—	5,109.5
Repayment (borrowing) loan made to an affiliate	2,731.4	(2,731.4)
Other	4.1	—
Net cash provided by continuing operations	2,251.2	1,550.4
Net cash used in discontinued operations	—	(960.3)
Net cash provided by investing activities	2,251.2	590.1
Cash flows from financing activities:		
Changes in debt due to affiliates	99.5	802.8
Changes in balances with discontinued operations	—	(309.7)
Proceeds from (repayments on) long-term affiliate debt, net of transaction costs	(2,731.0)	2,731.0
Repayments of long-term debt to affiliates	(460.0)	(2,375.0)
Leveraged lease debt repayments	—	(13.9)
Return of capital paid	—	(2,531.7)
Contributed capital from parent	0.8	375.0
Other	—	(2.0)
Net cash used in continuing operations	(3,090.7)	(1,323.5)
Net cash provided by discontinued operations	—	41.4
Net cash used in financing activities	(3,090.7)	(1,282.1)
Change in cash and cash equivalents	70.3	(25.0)
Less: Change in cash and cash equivalents from discontinued operations	41.3	16.9
Change in cash and cash equivalents—continuing operations	111.6	(8.1)
Cash and cash equivalents at beginning of period	206.2	214.3
Cash and cash equivalents at end of period	$ 317.8	$ 206.2
Supplemental disclosures of cash flow information:		
Cash paid (received) for:		
Interest	$ 84.1	
Taxes	$ 7.6	
Non-cash investing and operating activities:		
Accrued capital items	$ 23.3	

The accompanying notes are an integral part of these consolidated financial statements.

SCOTTISHPOWER HOLDINGS, INC. AND SUBSIDIARIES

STATEMENTS OF CONSOLIDATED CHANGES IN COMMON SHAREHOLDERS' EQUITY AND COMPREHENSIVE INCOME (LOSS)

	Common Shareholders' Capital		Retained Earnings (Accumulated Deficit)	Accumulated Other Comprehensive Income (Loss)	Total Comprehensive Income (Loss)
	Shares	Amounts			
			(Millions of dollars)		
Balance at March 31, 2005	5,594	$ 4,171.9	$(1,935.0)	$(56.7)	$(2,340.9)
Comprehensive income					
Net income	—	—	654.1	—	654.1
Stock-based compensation expense	—	0.2	—	—	—
Common stock issuance	351	375.0	—	—	—
Return of capital to parent	(3,477)	(2,431.0)	—	—	—
Tax benefit from stock option exercises	—	1.1	—	—	—
Contribution from parent	—	5.3	—	—	—
Other comprehensive loss	—	—	—	(4.2)	(4.2)
Disposal of minimum pension liability	—	—	—	61.0	61.0
Balance at March 31, 2006	2,468	2,122.5	(1,280.9)	0.1	$ 710.9
Comprehensive income					
Net loss	—	—	(139.7)	—	(139.7)
Contribution from parent	—	0.8	—	—	—
Minimum pension liability adjustment	—	—	—	(7.4)	(7.4)
Comprehensive income	—	—	—	0.8	0.8
Balance at March 31, 2007	2,468	2,123.3	(1,420.6)	(6.5)	$ (146.3)
SFAS No. 158 adjustment	—	—	—	(6.4)	—
Adjusted balance at March 31, 2007	2,468	$ 2,123.3	$(1,420.6)	$(12.9)	$ (146.3)

The accompanying notes are an integral part of these consolidated financial statements.

SCOTTISHPOWER HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 1—Summary of Significant Accounting Policies

Nature of operations—ScottishPower Holdings, Inc. ("SPHI"), an indirect wholly owned subsidiary of Scottish Power, Limited ("ScottishPower"), is currently a holding company for two unregulated energy businesses, PPM Energy, Inc. ("PPM") and Pacific Klamath Energy, Inc. ("PKE"), which develop, acquire, manage and operate thermal and renewable generation resources, engage in origination and marketing of wholesale electricity and natural gas and provide natural gas storage, hub services, and energy management activities serving markets in the US. Additionally, ScottishPower Group Holdings Company ("SPGHC"), which includes its wholly owned subsidiary, ScottishPower Financial Services, Inc. ("SPFS"), an unregulated financial services business, and ScottishPower Finance (US), Inc. ("SPF(US)"), a non-regulated corporation are also wholly owned subsidiaries of SPHI. The continuing operations of SPHI are hereinafter referred to as the "Company." Until March 21, 2006, SPHI was the holding company for a United States electricity company, PacifiCorp, serving retail customers in portions of the states of Utah, Oregon, Wyoming, Washington, Idaho and California, and unregulated energy companies operating in the United States markets. In March 2006, ScottishPower and SPHI sold of all PacifiCorp common stock to MidAmerican Energy Holdings Company ("MidAmerican"). As a result, the financial position, results of operations and cash flows of PacifiCorp and its subsidiaries have been presented as discontinued operations. For further discussion, see Note 2.

Basis of presentation—The consolidated financial statements of the Company include its unregulated energy companies, PPM and PKE and PGHC, along with their wholly owned and majority-owned subsidiaries as of and for the years ended March 31, 2007 and 2006. These results, in the opinion of management, include all adjustments, constituting only normal recurring adjustments, necessary for a fair presentation of financial position, results of operations and cash flows for such periods. Intercompany transactions and balances have been eliminated upon consolidation.

Reclassifications —Certain reclassifications of prior-year amounts have been made to the current method of presentation. These reclassifications had no effect on previously reported consolidated net income or shareholders' equity.

Use of estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, expenses and disclosure of contingent assets and liabilities at the date of the financial statements and for the years then ended. These estimates and assumptions involve judgments with respect to numerous factors that are difficult to predict and are beyond management's control. As a result, actual results could differ materially from these estimates.

Cash and cash equivalents—For the purposes of these consolidated financial statements, the Company considers all liquid investments with maturities of three months or less at the time of acquisition to be cash equivalents.

Accounts receivable and accounts payable—Accounts receivable and accounts payable represent amounts due from customers and owed to vendors. This includes settled but unpaid amounts relating to the Company's activities associated with origination and marketing, natural gas storage, hub services, and energy management. Certain of these receivables and payables with individual counterparties are subject to master netting agreements whereby the Company has the legal right to offset and the balances are settled on a net basis. Receivables and payables subject to such agreements are presented in the Company's Consolidated Balance Sheets on a net basis. The Company has no allowance for doubtful accounts at March 31, 2007 and March 31, 2006, respectively. There were no write-offs of uncollectible accounts for the year ended March 31, 2007 and March 31, 2006, respectively.

Inventories—The Company's inventories primarily included stored natural gas and spare parts. Inventories are valued at the lower of weighted average cost or market. The inventory balance at March 31, 2007, was $173.0 million, comprised of $169.8 million of stored natural gas and $3.2 million in spare parts. The inventory balance at March 31, 2006, was $153.5 million, comprised of $150.4 million of stored natural gas and $3.1 million in spare parts.

Prepaids—Prepaids represent amounts paid as of the period end for goods or services to be received in or benefit future periods. Prepaid amounts are generally amortized on a straight-line basis over the period benefited, unless circumstances dictate an alternative method is more appropriate.

Margin deposits—As credit support for electricity and natural gas purchase and sales transactions and risk management activities, the Company deposits or receive cash as margin deposits. At March 31, 2007 and 2006, the Company had deposited net amounts of $77.6 million and $96.4 million, respectively, under such arrangements.

Derivatives—Derivates are accounted for in accordance with Statement of Financial Accounting Standards ("SFAS") No. 133, *Accounting for Derivative Instruments and Hedging Activities*, as amended by numerous interpretations of the Derivatives Implementation Group (the "DIG") that are approved by the Financial Accounting Standards Board ("FASB"). Subsequent revisions were made in SFAS No. 138, *Accounting for Certain Derivative Instruments and Certain Hedging Activities*, and SFAS No. 149, *Amendment of Statement 133 on Derivative Instruments and Hedging Activities* ("SFAS No. 149") (collectively, "SFAS No. 133"). Under SFAS No. 133, derivative instruments are measured at fair value and recognized as either assets or liabilities on the Consolidated Balance Sheets, unless they qualify for the exemptions codified by the standards. Derivatives or any portions thereof that are not designated as a hedge are adjusted to fair value through income. For further discussion, see Note 3.

Investment Bonds—The Company purchased Senior and Second Lien Klamath Cogeneration bonds December 2006 and January 2007 respectively. The bonds are classified as held to maturity based on our positive intent and ability to hold the securities to maturity. The Second Lien bonds are fully reserved as the financial outlook of the Klamath Cogeneration project is projected to be unsustainable. For further discussion, see Note 9.

Property, plant and equipment—Property, plant and equipment are stated at original cost of contracted services, direct labor and materials, interest capitalized during construction and indirect incremental charges incurred in connection with constructed assets. All normal expenditures of readying an asset for use are capitalized. Expenditures that do not add to the utility of the asset are charged to expense. Property, plant and equipment purchased in an acquisition of business are recorded at fair value. The Company capitalizes interest costs on projects over $1.0 million in cost that have construction activities with a duration in excess of six months. The Company capitalized interest of $18.3 million and $9.2 million for the years ended March 31, 2007 and 2006, respectively. Capitalized costs also include expenditures for purchased or developed computer software. The Company accounts for internal software in accordance with Statement of Position 98-1, *Accounting for the costs of Computer Software Developed or Obtained for Internal Use*, ("SOP 98-1"). Under SOP 98-1 the Company capitalizes costs incurred during the application development stage of internal use software to property, plant and equipment. The Company's unamortized computer software costs were $23.1 million at March 31, 2007 and $13.6 million at March 31, 2006. The carrying value of assets are evaluated in accordance with SFAS No. 144, *Accounting for the Impairment of Disposal of Long-Lived Assets* ("SFAS No. 144"). For further discussion, see Note 6.

Depreciation and amortization—The Company has established the depreciable lives of its property, plant and equipment by categories, which are as follows: 25 years for electricity generation plants, 25 years for wind farms, 25-40 years for natural gas storage assets, and 3-7 years for furniture, fixtures, software and other equipment. Depreciation and amortization are generally computed by the straight-line method, less estimated salvage value, over the assets' estimated useful lives.

Goodwill—Goodwill represents the excess of the fair value of the purchase cost of acquired subsidiaries over the fair value of the net assets acquired. Goodwill is carried at cost. The Company applies SFAS No. 142, *Goodwill and Other Intangible Assets* ("SFAS No. 142"). SFAS No. 142 requires that goodwill be tested for impairment at the reporting unit level (operating segment or one level below an operating segment) on an annual basis and between annual tests in certain circumstances. The performance of the test involves a two-step process. The first step of the impairment test involves comparing the fair value of the Company's reporting units with the reporting unit's carrying amount, including goodwill. The Company generally determines the fair value of its reporting units using the expected present value of future cash flows, giving consideration to the market comparable approach. If the carrying amount of the Company's reporting units exceeds the reporting unit's fair value, the Company performs the second step of the goodwill impairment test to determine the amount of impairment loss. The second step of the goodwill impairment test involves comparing the implied fair value of the Company's reporting unit's goodwill with the carrying amount of that goodwill. For further discussion, see Note 5.

Investment in unconsolidated joint ventures—The Company has non-controlling non-majority owned interests in joint ventures, all of which are renewable energy generators. These entities are PPM Colorado Wind Ventures, Inc. and Flat Rock Windpower, LLC, which does business as Maple Ridge Windpower ("Maple Ridge"). The Company owns a 50% interest in both entities. The Company's investment in these joint ventures is included on the Consolidated Balance Sheets under the equity method of accounting as Investment in unconsolidated joint ventures. Earnings recognized under the equity method are reflected on the Statements of Consolidated Income (Loss) as Earnings in unconsolidated joint ventures.

Variable-interest entities—In December 2003, the FASB issued the revised FIN 46R, *Consolidation of Variable-Interest Entities, an Interpretation of Accounting Research Bulletin No. 51*, ("FIN 46R"), which requires that an entity is a variable interest entity ("VIE") if it does not have sufficient equity investment at risk, or if the holders of the entity's equity instruments lack the essential characteristics of a controlling financial interest. FIN 46R requires that the holder that is subject to a majority of the risk of loss from VIE activities must consolidate the VIE, however, if no holder has a majority of the risk of loss, then the holder entitled to receive a majority of the entity's residual returns would consolidate the entity. The adoption of this issue did not have a material impact on the Company's consolidated financial statements For further discussion, see Note 12.

Income taxes—The Company uses the asset and liability method of accounting for deferred income taxes. Deferred tax assets and liabilities reflect the expected future tax consequences, based on enacted tax law, of temporary differences between the tax basis of assets and liabilities and their financial reporting amounts. A valuation allowance is recorded for deferred amounts for which the Company estimates it is more likely than not that all or a portion of a deferred tax asset will not be realized.

Revenue recognition—Revenues from sales of wholesale energy and natural gas, and natural gas storage services are recognized when persuasive evidence of an arrangement exists, delivery has occurred or the services have been rendered, the sales price is fixed or determinable and collection of the related receivable is reasonably assured. Title and risk of loss generally passes to the customer at the time of delivery of the services. For multiple element arrangements, the Company defers the fair value of any undelivered elements until the relevant element is delivered.

Derivative transactions designated as held for energy trading are accounted for under the mark-to-market method of accounting with the net change in fair value recorded in the Statements of Consolidated Income (Loss) in the period of change. Trading activity is presented on a net basis in accordance with Emerging Issues Task Force ("EITF") Issue No. 02-03, *Issues Involved in Accounting for Derivative Contracts Held for Trading Purposes and Contracts Involved in Energy Trading and Risk Management Activities.*

During fiscal year 2007, the Company entered into a separate line of business for the development, construction and sale of wind farm projects. Revenues associated with this build-to-sell ("BTS") business activity are calculated as the total sales price of the completed project, and are recognized upon the transfer of the assets as of the date of substantial completion. The associated costs to develop and construct the project are carried as inventory until such time the sale is complete at which time the costs are transferred to cost of goods sold.

During fiscal year 2007, the Company entered into three separate wind portfolio transactions whereby the Company contributed certain wind assets and independent third parties invested in the B share equity of these newly created entities. As consideration for their investment, the third parties paid the Company a specified amount of cash, fixed notes and contingent notes. The cash and fixed notes are considered deferred revenue and are credited to income based on a specified amortization schedule. The contingent notes are accrued and credited to income in the period associated with generation, as it relates directly to the production from the wind farm. The Company continues to consolidate these entities.

Purchased power and natural gas—The cost of purchased power and natural gas for hedging, balancing and optimization activities is recorded in the Statements of Consolidated Income (Loss) as purchased power and natural gas expense. The cost of natural gas purchased for consumption in the Company's generation projects is recorded as fuel expense. Certain hedging, balancing and optimization activity is presented net in accordance with EITF Issue No. 03-11, *Reporting Realized Gains and Losses on Derivative Instruments That Are Subject to SFAS No. 133 and Not 'Held for Trading Purposes' As Defined in EITF Issue No. 02-03: Issues Involved in Accounting for Derivative Contracts Held for Trading Purposes and Contracts Involved in Energy Trading and Risk Management Activities* ("EITF 03-11").

Accounting standards adopted

SFAS No. 158—In September 2006, the FASB issued SFAS No. 158, *Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans*, an amendment of FASB Statements No. 87, 88, *Employers' Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits* 106, and 132R, *Employers' Disclosures about Pensions and Other Postretirement Benefits* ("SFAS 158"). SFAS 158 requires the entity that sponsors a postretirement benefit plan to recognize fully, as an asset or liability, the overfunded or underfunded status of this plan in its year-end balance sheet and the offsetting entry to accumulated other comprehensive income, net of tax, resulting in no impact to the Statements of Consolidated Income (Loss). The funded status is measured as the difference between the fair value of the plan's assets and its benefit obligation. The benefit obligation's measurement basis is the projected benefit obligation for pension plans and the accumulated postretirement obligation for other postretirement benefit plans. This statement is effective for fiscal years ending after December 15, 2008. For further discussion, see Note 13.

FSP FAS 158-1—In February 2007, FASB issued FSP FAS 158-1, *Conforming Amendments to the Illustrations in FASB Statement No. 87, No. 88, and No. 106 and to the Related Staff Implementation* ("FSP 158-1"). FSP 158 amended the recognition provisions of Statements 87, 88, and 106 to require recognition of the funded status of defined benefit postretirement plans in an employer's statement of financial position. This FSP amends the questions and answers contained in FASB Special Reports, A *Guide to Implementation of Statement 87 on Employers' Accounting for Pensions*, A *Guide to Implementation of Statement 88 on Employers' Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits*, and *A Guide to Implementation of Statement 106 on Employers' Accounting for Postretirement Benefits Other Than Pensions*, and incorporating the guidance as new appendices to Statements 87, 88, and 106. The amendments made by this FSP are effective as of the effective dates of Statement 158.

Accounting standards issued but not yet adopted

SFIN No. 48—In July 2006, the FASB issued interpretation on FIN No. 48, *Accounting for Uncertainty in Income Taxes* ("FIN 48"). FIN 48 requires entities to determine whether it is more likely than not that a tax position will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. In evaluating whether a tax position has met the more-likely-than-not recognition threshold, the enterprise should presume that the position will be examined by the appropriate taxing authority that would have full knowledge of all relevant information. A tax position that meets the more-likely-than-not recognition threshold is measured to determine the amount of benefit to recognize in the financial statements. The tax position is measured at the largest amount of benefit that is greater than 50 percent likely of being realized upon ultimate settlement. The Company is currently evaluating the impact of FIN 48.

SFAS No. 157—In September 2006, the FASB issued SFAS No. 157, *Fair Value Measurements* ("SFAS 157"). SFAS 157 provides a single definition of fair value, along with a framework for measuring it, and requires additional disclosure about using fair value measurement assets and liabilities. SFAS 157 emphasizes that fair value measurement is market-based, not entity-specific, and establishes a fair value hierarchy in which the highest priority is quoted prices in active markets. SFAS 157 also requires entities to include their own credit standing when measuring their liabilities, it modifies the transaction price presumption, it prohibits broker-dealers and investment companies from using block discounts when valuing large blocks of securities, and it requires entities to adjust the value of restricted stock for the effect of the restriction even if the restriction lapses within one year. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company is currently evaluating the impact of SFAS 157.

SFAS No. 159—In February 2007, the FASB issued SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities-including an amendment of FASB Statement No. 115* ("SFAS 159"). SFAS 159 permits entities to choose to measure many financial instruments and certain other items at fair value. Under SFAS 159, entities that elect the fair value option will report unrealized gains and losses in earnings at each subsequent reporting date. The fair value option may be applied on an instrument-by-instrument basis, with a few exceptions, as long as it is applies only to the entire instrument and not to a portion of an instrument. The fair value option election is irrevocable unless a new election date occurs. Assets and liabilities that are measured at fair value must be displayed on the face of the balance sheet. SFAS 159 is effective as of the beginning of the first fiscal year that begins after November 15, 2007. Early adoption is permitted as of the beginning of a fiscal

year that begins on or before November 15, 2007. The adoption of this statement is not expected to have a material impact on the Company's consolidated financial position or results of operations.

FSP FIN 46(R)-6—In April 2006, the FASB issued FSP FIS 46(R)-6, *Determining the Variability to Be Considered in Applying FASB Interpretation No. 46, Consolidation of Variable Interest Entities* ("FSP 46(R)-6"). This FSP requires a two step analysis of the design of the entity in determining the variability to be considered in applying FIN 46R: 1) Analyze the nature of the risk in the entity and 2) Determine the purpose(s) for which the entity was created and determine the variability (created by the risks identified in Step 1). FSP 46(R)-6 is effective for all entities with which the entity first becomes involved, and for all entities previously required to be analyzed under FIN 46R when a reconsideration event has occurred beginning the first day of the first reporting period beginning after June 15, 2006. The adoption of this guidance is not expected to have a material impact to the Company's consolidated financial position or results of operations.

FSP AUG AIR-1—In September 2006, the FASB issued FSP AUG AIR-1, *Accounting for Planned Major Maintenance Activities*. This FSP prohibits the use of the accrue-in-advance method of accounting for planned major maintenance activities in annual and interim financial reporting periods. When this FSP is adopted, the following five disclosures are required; 1) the method of accounting for planned major maintenance activities selected, 2) a description of the prior-period information that has been retrospectively adjusted, if any, 3) the effect of the change on income from continuing operations, net income (or other appropriate captions of changes in the applicable net assets or performance indicator), any other affected financial statement line item, and any affected per share amounts for any periods retrospectively adjusted, 4) the cumulative effect of the change on retained earnings or other components of equity or net assets in the statement of financial position as of the beginning of the earliest period presented, and 5) if retrospective application to all prior periods is impracticable, the reasons why it is impracticable and a description of the alternative method used to report the change. This guidance is effective for the first fiscal year beginning after December 15, 2006. The adoption of this guidance is not expected to have material impact on the Company's consolidated financial position or results of operations.

Note 2 – Discontinued operations

Discontinued operations

As a result of the March 21, 2006 sale of PacifiCorp to MidAmerican, the assets and liabilities of PacifiCorp and its subsidiaries have been classified and accounted for as discontinued operations in the Consolidated Balance Sheets, in accordance with SFAS No. 144. The results of operations and cash flows for PacifiCorp and its subsidiaries have also been reported on a net basis as discontinued operations for each of the years ended March 31, 2007 and 2006 in the Consolidated Statements of Income (Loss) and of Cash Flows.

An analysis of the provision for discontinued operations performed at March 31, 2007 indicated that estimates associated with retention and severance, additional provision and pension administration appeared to be in excess of expenses realized; $5.8 million was taken into income from discontinued operations as a change to these estimates. Subsequently, SPHI accrued $22.2 million in response to claims asserted by MidAmerican related to intercompany accounts prior to sale. This accrual was treated as a loss on disposal of PacifiCorp. The following summarizes the results of operations of the discontinued operations for the years ended March 31, 2007 and 2006:

	Years ended March 31,	
	2007	2006
	(Millions of dollars)	
Operating revenues	$ 5.8	$3,820.2
Operating costs and other expenses	—	2,888.8
Operating income before income taxes	5.8	931.4
(Loss) gain on disposal of PacifiCorp	(22.2)	176.8
Income tax expense	2.2	339.4
(Loss) income from discontinued operations	$(18.6)	$ 768.8

Accounting for the electric utility operations conforms to accounting principles generally accepted in the United States of America as applied to regulated public utilities and as prescribed by agencies and the commissions of the various locations in which the electric utility business operates. The discontinued operations of PacifiCorp operated as a regulated public utility, and its electric utility operations were accounted for in accordance with SFAS No. 71, *Accounting for the Effects of Certain Types of Regulation,* until the sale closing date.

Note 3—Derivative instruments

The Company engages in the development, acquisition, management and operation of thermal and renewable generation resources, the origination and marketing of wholesale electricity and natural gas and provides natural gas storage and hub services and energy management activities. Thus, the Company's business is exposed to risks relating to, but not limited to, changes in certain commodity prices and counterparty performance. The Company enters into derivative instruments, including electricity and natural gas forwards, options and swaps to manage its exposure to commodity price and volume risk. The Company has policies and procedures to manage the risks inherent in these activities and actively monitors its compliance.

The risk management process established by the Company is designed to identify, assess, monitor and manage each of the various types of risk involved in the Company's business and activities. The risk management process is also designed to measure quantitative market risk exposure and to identify qualitative market risk exposure. Consistent with the Company's risk management policy, the Company enters into various transactions, including derivative transactions, to assist in managing the volatility relating to these exposures. The risk management policy governs energy purchase and sales activities and is designed for hedging the Company's existing energy and asset exposures and, to a limited extent and within established guidelines, permits arbitrage activities to take advantage of market inefficiencies. The policy also governs the Company's use of derivative instruments, as well as its energy purchase and sales practices, and describes the Company's credit policy and management information systems required to effectively manage and monitor the use of derivatives. The Company's risk management policy provides for the use of only those instruments that have a close volume or price correlation with its portfolio of assets, liabilities or anticipated transactions. The risk management policy includes, as a strategic objective, that such instruments will be primarily used for hedging, including commodity price risk management.

The Company applies EITF No. 03-11, which provides guidance on whether to report realized gains or losses on physically settled derivative contracts not held for trading purposes on a gross or net basis and requires realized gains or losses on derivative contracts that do not settle physically to be reported on a net basis. As a result, the Company netted certain contracts previously recorded on a gross basis in Revenues and Purchased power expenses.

The accounting treatment for the various classifications of derivative financial instruments is as follows:

Normal purchases and normal sales—Contracts designated as normal purchases and normal sales are excluded from the requirements of SFAS No. 133. The realized gains and losses on these contracts are reflected in the Statements of Consolidated Income (Loss) at the contract settlement date.

Trading activity—Contracts qualifying as derivatives within the scope of SFAS No. 133 and considered to be associated with trading activities are accounted for under mark-to-market accounting. Both realized and unrealized gains and losses are reflected in the Statement of Consolidated Income (Loss) as a net component of Revenues and in the Consolidated Balance Sheets as Derivatives contract assets or Derivative contract liabilities.

Non-trading activity—Contracts qualifying as derivatives within the scope of SFAS No. 133 and not considered to be associated with trading activities are accounted for under mark-to-market accounting, and the unrealized gains and losses are recorded in the Statements of Consolidated Income (Loss) as Purchased power and natural gas expense for purchase contracts and Revenues for power and natural gas sales contracts and in the Consolidated Balance Sheet as Derivatives contract assets or Derivative contract liabilities. Realized gains and losses are reported in a similar manner to the extent they are physically settled. Net sales are recorded to revenue. Net purchases are recorded to purchased power.

The Company has the following types of commodity transactions within its business:

Wholesale electricity purchase and sales contracts—The Company manages its energy resources and requirements by integrating plant operations, contract dispatch and energy management activities with various commodity purchase and sale commitments (such as tolling arrangements and electricity purchase contracts), transportation and transmission agreements. Optimization benefits are derived from displacing plant operations with low-priced market purchases and selling or storing the displaced natural gas as well as using contract delivery flexibility to manage location price differentials in both natural gas and electricity. These processes involve hedging transactions, which may include the purchase and sale of firm capacity and energy under long-term contracts, forward physical or financial contracts for the purchase and sale of a specified amount of capacity, electricity at a specified price over a given period of time (typically for one month, three months or one year) and forward purchases and sales of transmission and transportation service.

Natural gas and other fuel purchase contracts—The Company enters into long-term and short-term natural gas contracts to provide adequate fuel resources to its thermal generation facilities and manage its storage exposures. These contracts generally have limited optionality and require the Company to take physical delivery of the commodity.

Financial natural gas contracts and basis swaps—The Company also enters into forward financial natural gas contracts to manage its exposures relative to the changes in forward market prices for natural gas. These exposures include changes in the value of owned generation arising from changes in heat rates and changes in the value of contracted storage positions arising from seasonal price differentials. Additionally, the Company may also enter into basis swaps to protect the value of contracted transport against changes in location differentials due to basis risk.

To mitigate exposure to credit risk, the Company has entered into master netting agreements with most of its significant trading counterparties. These agreements reduced the Company's credit exposure by approximately $5.2 million at March 31, 2007 and $3.9 million at March 31, 2006. Unrealized gains and losses on contracts with parties under master netting agreements are presented net in the consolidated financial statements. Beyond these agreements the Company mitigates its risk exposure with other agreements, accounts receivable and accounts payable netting and other normal credit activities necessary to minimize its overall exposure.

Short-term contracts, without explicit or embedded optionality, are valued based upon the relevant portion of the forward market price curve. Contracts with explicit or embedded optionality and long-term contracts are valued by separating each contract into its component physical and financial forward, swap and option legs. Forward and swap legs are valued against the appropriate market curve. The optionality is valued using a modified Black-Scholes model approach or a stochastic simulation (Monte Carlo) approach. Each option component is modeled and valued separately using the appropriate forward market price curve.

The forward market price curve is derived using daily market quotes from independent energy brokers, as well as direct information received from third-party offers and actual transactions executed by the Company. For long-term contracts extending beyond five years, the forward price curve is based upon market quotes, if available, or the use of a fundamentals model (cost-to-build approach), due to the limited information available. The fundamentals model is updated at least quarterly, or more often as warranted, to reflect changes in the market.

Note 4—Related-party transactions

There are no loans or advances between the Company and ScottishPower. SPGHC and ScottishPower UK plc ("SPUK"), a subsidiary of ScottishPower have an intercompany loan agreement that permits funds to be advanced to either party. An additional agreement permits loans between PPM and PPM Energy Canada, Ltd. (formerly PacifiCorp Energy Canada, Ltd., hereinafter referred to as "PECL"), an indirect subsidiary of ScottishPower. The Company does not maintain a centralized cash or money pool. Therefore, funds of each company are not commingled with funds of any other company. Other affiliate transactions that the Company enters into may be subject to certain approval and reporting requirements.

The following table details the Company's transactions and balances with unconsolidated related parties:

		Years ended March 31, 2007	2006
		(Millions of dollars)	
Amounts due from affiliated entity:			
ScottishPower NA2 Ltd. ("SP NA2"):			
Note receivable	(a)	—	2,731.4
Interest receivable	(a)	—	4.5
SPUK	(b)	0.1	—
		$ 0.1	$2,735.9
Amounts due to affiliated entities:			
SPUK:			
Accounts payable	(b)	$ 11.8	$ 42.4
Note payable	(c)	424.0	884.0
Interest payable	(c)	0.1	0.1
ScottishPower Finance 2 Limited ("SPF2"):			
Interest payable	(c)	—	0.4
Note payable to affiliate	(e)	—	2,731.0
PECL:			
Accounts payable	(f)	62.6	56.7
Note payable	(g)	185.7	86.2
		$ 684.2	$3,800.8
Revenues from affiliated entities:			
SPUK	(a)	$ 51.2	$ —
PECL	(f)	166.2	98.2
SP NA2	(a)	—	4.5
		$ 217.4	$ 102.7
Expenses incurred from affiliated entities:			
SPUK:			
Expenses	(b)	$ 4.3	$ 18.7
SPGHC interest expense	(c)	41.6	28.4
SPHI interest expense	(e)	51.1	—
PacifiCorp UK Limited ("PUKL"):			
Interest expense	(d)	—	76.7
SPF2:			
Interest expense	(d)	—	68.8
PECL:			
Expenses	(f)	1,046.7	807.2
		$1,143.7	$ 999.8

(a) At March 31, 2006, SPHI had a note receivable and related interest income from SP NA2. This note and the SPF2 note (see (e) below) were each repaid and terminated on July 31, 2006.

(b) Balances primarily represent amounts allocated to the Company for services received under the cross-charge policy. SPUK also charged the Company for payroll costs and related benefits of SPUK employees working on international assignment in the United States.

(c) At March 31, 2007 and March 31, 2006, SPGHC had a note payable and related interest expense to SPUK. The obligation bears interest based on LIBOR.

(d) Represents interest payable and expense for fiscal year 2006 on stock subscription liability and notes payable described in (e) below.

(e) As of March 31, 2005 SPHI had a stock subscription liability of $2.375 billion to PUKL for a subscription of 1,250,000 shares of stock. In September 2005, SPHI obtained seven new floating rate notes payable totaling $2.731 billion from SPF2. The proceeds of these notes payable were used to repay the stock subscription liability of $2.375 billion, outstanding interest of $92.7 million and a redemption premium of $263.3 million. The redemption premium was treated as a return of capital and was recorded net of tax in Common shareholders' capital. The amount outstanding at March 31, 2006 represented the notes payable under the new facility with maturity dates ranging from March 2007 through June 2007 and bearing interest at LIBOR plus a margin of 0.45%. At March 31, 2006, the interest rate was 5.43%. All related notes were paid off as of July 31, 2006 (see (a) above).

(f) PPM has contractual arrangements with PECL to purchase and sell natural gas. Such transactions are settled via affiliated borrowing arrangements and are reported net in revenue when appropriate.

(g) PPM has arranged for a reciprocal borrowing facility with PECL. The obligation bears interest based on LIBOR plus an applicable margin.

On December 29, 2004, the Company paid $11.0 million to principal shareholders in Atlantic Renewable Energy Corp. ("AREC") for all of AREC's outstanding shares. These shareholders became employees of the Company. On February 15, 2005, the Company paid $1.3 million to partners in Atlantic Renewable Project ("ARP"), who were also formerly principal shareholders in AREC, for their entire interest in ARP. The primary asset of ARP is a 50.0% interest in the Maple Ridge projects which have now completed and placed in serviced in January 2006 and November 2006, respectively.

The Company paid to the City of Klamath Falls ("Klamath Falls") $1.4 million, which represents the Company's share of the SPHI credit support fee billed to Klamath Falls. At March 31, 2007, the Company had payables totaling $108,000 outstanding to Klamath Falls for its share of these fees.

Note 5—Goodwill

In December 2002, the Company acquired the Katy gas storage facility at an adjusted purchase price of $160.1 million, including transaction costs, in a cash transaction. The identifiable assets and liabilities acquired in the business combination were recorded at fair value and included assets of $142.0 million and liabilities of $1.6 million. The difference between the fair value of the net assets and the purchase price, approximately $19.7 million, was recorded as Goodwill, and there were no other intangible assets recorded associated with this transaction.

As required by SFAS No. 142, the Company performs an annual goodwill impairment test and updates the test if events or circumstances occur that would more likely than not reduce the fair value of a reporting unit below its carrying amount. As part of this test, projections regarding estimated future cash flows and other factors are made to determine the fair value of the respective assets. If these estimates or related projections change in the future, the Company may be required to record impairment charges for these assets. The Company applies what it believes to be the most appropriate valuation methodology for the purposes of this test. If the Company had established different reporting units or utilized different valuation methodologies the impairment test could have resulted in different outcomes. As market conditions change, in addition to performing the annual goodwill impairment analysis required by SFAS No. 142, management reviews for any indicators that the fair value of a reporting unit could be below carrying value and assess goodwill for impairment as appropriate.

The annual test was last completed as of September 30, 2006 and the Company determined that there was no impairment losses related to goodwill. As of March 31, 2007, no impairment loss was recorded.

Note 6—Asset impairments

Long-lived assets to be held and used by the Company are reviewed for impairment when events or circumstances indicate costs may not be recoverable. Such reviews are performed in accordance with SFAS No. 144. Impairment losses on long-lived assets are recognized when book values exceed expected undiscounted future cash flows with the impairment measured on a discounted future cash flows basis. During fiscal year 2007, the Company determined that certain of its wind generation sites would not be developed further and recognized a charge of $8.3 million included in operating expenses in the Statements of Consolidated Income (Loss) to write off these sites.

Note 7—Asset retirement obligations and accrued environmental costs

The Company is required under SFAS 143, *Accounting for Asset Retirement Obligations* ("SFAS 143") to record the fair value of an asset retirement obligation as a liability in the period in which the obligation was

incurred. At the same time the liability is recorded, the costs of the asset retirement obligation must be recorded as an addition to the carrying amount of the related asset. Over time, the liability is accreted to its present value and the addition to the carrying amount of the asset is depreciated over the asset's useful life. Upon retirement of the asset, the Company will settle the retirement obligation against the recorded balance of the liability. Any difference in the final retirement obligation cost and the liability will be charged or credited to earnings. The Company does not recognize liabilities for asset retirement obligations for which the fair value cannot be reasonably estimated.

In March 2005, the FASB issued FASB Interpretation No. 47, *Accounting for Conditional Asset Retirement Obligations—an Interpretation of FASB Statement No. 143 ("FIN 47")*. FIN 47 clarifies that an entity is required to recognize a liability for the fair value of a conditional asset retirement obligation when incurred if the liability's fair value can be reasonably estimated. The Company adopted FIN 47 for the year ended March 31, 2006 and the adoption had no impact on its consolidated financial position and results of operations.

The Company's asset retirement obligations were as follows:

	Years ended March 31,	
	2007	2006
	(Millions of US dollars)	
Liability recognized at beginning of period	$ 6.5	$1.0
Liabilities incurred	2.1	4.7
Revisions of estimated cashflows	0.8	0.5
Accretion expense	0.6	0.3
Liability recognized at end of period	$10.0	$6.5

Accrued environmental costs

The Company's policy is to accrue environmental clean-up costs of a non-capital nature when those costs are believed to be probable and can be reasonably estimated. The quantification of environmental exposures is based on assessments of many factors, including changing laws and regulations, advancements in environmental technologies, the quality of information available related to specific sites, the assessment stage of each site investigation, preliminary findings and the length of time involved in remediation or settlement. The Company hires external consultants from time to time to conduct studies in order to establish reserves for various site environmental remediation costs. The Company is subject to cost-sharing agreements with other potentially responsible parties based on decrees, orders and other legal agreements. In these circumstances, the Company assesses the financial capability of other potentially responsible parties and the reasonableness of the Company's apportionment. These agreements may affect the range of potential loss. Additionally, the Company may benefit from excess insurance policies that may cover some of the cleanup costs if costs incurred exceed certain amounts.

The Company assesses its potential obligations to perform environmental remediation on an ongoing basis. As a result of studies performed during the year ended March 31, 2007, the Company adjusted its reserve up by $2 million to reflect its most likely estimate of $5.7 million for probable liabilities. Remediation costs that are fixed and determinable have been discounted to their present value using credit-adjusted, risk-free discount rates based on the expected future annual borrowing rates of the Company.

Note 8—Lease obligations

Capital lease—The Company does not own, but is contractually entitled to 46.89% of the output from a 484 MW thermal generating facility located in Klamath Falls, Oregon, which is reported as a capital lease obligation and is also included in property, plant and equipment—Electricity generation in the Consolidated Balance Sheets. Amortization for capital lease obligations is included in depreciation expense.

The Company's capital lease assets and capital lease obligations were as follows:

	Years ended March 31,	
	2007	2006
	(Millions of US dollars)	
Capitalized lease asset	$156.8	$156.8
Less accumulated amortization	(28.8)	(23.5)
Total	$128.0	$133.3
Capitalized lease obligation, 7.1% to 9.7% through 2025	$141.5	$145.3
Less current maturities	(4.1)	(3.8)
Total	$137.4	$141.5

The Company made interest payments under the capital lease of approximately $10.2 million and $10.5 million for the years ended March 31, 2007 and 2006, respectively.

Operating leases—The Company leases its offices in Portland, Oregon and Houston, Texas and the majority of the land for its renewable generation and natural gas storage facilities under operating leases with various terms and conditions. The office leases require the Company to pay applicable operating and maintenance expenses, excluding depreciation. Terms of these leases are for up to 10 years. The land leases require the Company to pay all real and personal property taxes, remove all structures and equipment on lease expiration (see Note 7 for a discussion of the Company's asset retirement obligations), and certain leases provide for royalty or revenue sharing payments. Net rent expense under these arrangements was $7.8 million and $3.2 million for the years ended March 31, 2007 and 2006, respectively.

Renewable Energy Arrangements—In May 2003, the EITF issued EITF No. 01-8, *Determining Whether an Arrangement Contains a Lease* ("EITF 01-8") which generally states that the evaluation of whether an arrangement contains a lease within the scope of SFAS No. 13, *Accounting for Leases*, should be based on the substance of the arrangement. The Company has reviewed all of its long-term power purchase agreements from renewable generation facilities and determined none of these agreements are leases.

Future minimum payments under capital and operating leases are as follows:

	Capital Leases	Operating Leases	Total Leases
	(Millions of US dollars)		
Years ended March 31,			
2008	$ 14.1	$ 4.8	$ 18.9
2009	14.0	4.0	18.0
2010	14.0	4.0	18.0
2011	14.1	4.0	18.1
2012	14.1	4.1	18.2
Thereafter	180.3	55.5	235.8
Total obligations	$250.6	$76.4	$327.0

The amount of interest expense in the future capital lease payments is $109.0 million.

Note 9—Finance assets

Leveraged leases

During the third and fourth quarter of fiscal year 2007, the Company liquidated all direct finance leases and all but one leveraged lease. The remaining net investment is reported in Current and Other Non-current Assets and Deferred Credits on the Consolidated Balance Sheets:

	Years ended March 31,	
	2007	2006
	(Millions of dollars)	
Rentals receivable (net of principal and interest on the nonrecourse debt)	$ 22.3	$ 74.4
Estimated residual value of leased assets	—	45.2
Less unearned and deferred income	(2.6)	(19.8)
Investment in leases	19.7	99.8
Less deferred taxes arising from leases	(18.2)	(39.1)
Net investment in leases	$ 1.5	$ 60.7

During the fiscal year ended March, 31, 2006, pre-tax impairment charges of $45.3 million were recorded in relation to investments in leveraged leases, a direct finance lease, and assets under operating leases. There were no impairment charges related to the remaining lease at March 31, 2007.

Investment bonds

To finance the construction of the Klamath Cogeneration plant in Klamath Falls, Oregon, the City of Klamath Falls ("CKF") sold $220million in primary tax exempt senior bonds, $28.6million in primary taxable senior bonds, and $60million second lien (subordinate) bonds to private investors in 1999. In 2003, CKF sold an additional $25million in primary senior bonds to fund a shortfall in the operations reserve fund. SPHI agreed to guarantee interest and principal payments on the second lien bonds.

The Company purchased $24.9million in senior bonds and $35.8million in second lien bonds in December 2006 to be held-to-maturity. CKF defaulted on the second lien bonds in December 2006. As a result of the default SPHI, as Guarantor, purchased all of the second lien bonds to be held-to-maturity. The Second Lien bonds are fully reserved as the financial outlook of the Klamath Cogeneration project is projected to be unsustainable as indicated in The Memorandum of Understanding to the Trustee, US Bank National Association, dated January 29, 2007. The Senior lien bonds have a related sinking fund to meet the requirements of the bond covenants and have not been reserved.

Bonds held to maturity are as follows:

Type	Maturity	Par	Book balance at 3/31/2007	Reserve at 3/31/2007	Net book at 3/31/2007
Senior	01/01/2025	$24.9M	$24.7M	$ —	$24.7M
Second lien	01/01/2025	$56.5M	$56.5M	$56.5M	$ —

Note 10—Commitments and contingencies

In accordance with SFAS No. 5, *Accounting for Contingencies*, whereby the Company makes a provision for a liability when it is both probable that a liability has been incurred and the amount can be reasonably estimated. The Company's policy is to exclude anticipated legal costs. The evaluation of these contingencies is performed by various specialists inside and outside of the Company.

Litigation—From time to time, the Company is also a party to various other legal claims, actions, complaints and disputes, certain of which involve material amounts. The Company currently believes that disposition of these matters will not have a material adverse effect on the Company's consolidated financial position, results of operations, cash flows or liquidity.

Environmental Issues—The Company is subject to numerous environmental laws, including the Federal Clean Air Act and various state air quality laws; the Endangered Species Act; the Comprehensive Environmental Response, Compensation and Liability Act, and similar state laws relating to environmental cleanups; the Resource Conservation and Recovery Act and similar state laws relating to the storage and handling of hazardous materials; and the Clean Water Act, and similar state laws relating to water quality. The Company believes that it is in substantial compliance with environmental regulatory and legal requirements and that maintaining continued compliance with current requirements will not materially affect the Company's consolidated financial position, results of operations, cash flows or liquidity. These laws could potentially impact future operations.

The City of Tacoma—The City of Tacoma filed a complaint against numerous entities, including the Company, alleging violations of the Sherman Antitrust Act by the defendants through concerted efforts to inflate demand for power and in certain cases withholding power. In December 2004, the defendants filed a motion for dismissal, which was granted. The City of Tacoma has filed a notice of appeal, which is pending. The City of Tacoma has approached lead defendants seeking dismissal of the complaint and the appeal if defendants agree not to seek to impose defendants' attorney's fees upon the City of Tacoma. This matter was dismissed on March 20, 2007.

2000-2001 California/Western Energy Crisis—Various parties alleged antitrust, unfair competition, or that prices were unjust and unreasonable during 2000-2001 energy crisis against multiple parties, including PPM. PPM is currently in settlement discussions with the California Parties to resolve PPM's involvement in all of these spot market dockets. The outcome of these settlement discussions is not expected to have a material impact on the Company's consolidated financial position, results of operations, cash flows or liquidity.

Waha: Disposal Dispute—On September 18, 2006, Ice Brother Incorporated and Southwest Royalties Incorporated filed a civil lawsuit seeking money damages against Enstor Waha Storage and Transportation, L.P., Enstor Operating Company, LLC, and Enstor, Inc. (subsidiaries of PPM Energy, Inc.) alleging that production from their gas wells had been affected by Enstor's brine water injection operations. Although two other nearby producers have not filed suit against Enstor, each has provided written notice of a claim for damages also alleging its production has been impacted by Enstor's injection operations. On September 20, 2006, the plaintiffs and both producers filed formal complaints with the Railroad Commission of Texas seeking injunctive relief and cancellation of Enstor's injection permit authorization. Both the civil lawsuit and regulatory proceedings are stayed pending the outcome of ongoing settlement discussions. The outcome of these proceedings is not expected to have a material impact on the Company's consolidated financial position, results of operations, cash flows or liquidity.

Waha: Drilling Dispute—On June 12, 2006, Nabors Drilling USA, L.P. filed suit against Enstor Waha Storage and Transportation, L.P. and Enstor Operating Company, LLC (subsidiaries of PPM) to foreclose a mechanic's lien, or otherwise seeking payment, for services performed on a troubled drilling operation. Enstor counterclaimed and is currently in settlement discussion with Nabors to resolve all claims. The outcome of this proceeding is not expected to have a material impact on the Company's consolidated financial position, results of operations, cash flows or liquidity.

Internal Revenue Service—The Company has pending in the United States District Court for the District of Oregon a suit for refund of taxes and interest for the years 1994 through 1998. The suit arises from the IRS' denial of the Company's claim for a refund of taxes and interest related to a note held by the Company during those years (the "Spring Creek" note). A trial date has not yet been set in the refund action, and the outcome of that action remains uncertain. No adverse financial impact is expected.

FERC ISSUES

FERC Market-Based Rates—In February 2004, pursuant to an order of the FERC (the "Katy Order"), Enstor Katy Storage and Transportation, L.P. ("Katy"), an indirect subsidiary of PPM, was granted market-based rate-making authority, which is subject to re-examination if there is a significant change to Katy's market power status. As of March 31, 2007, there has been no change in Katy's market power status which would require an updated review. However, on May 24, 2007, Enstor Houston Hub Storage and Transportation, L.P. ("Enstor Houston Hub"), also an indirect subsidiary of PPM and an affiliate of Katy, filed its "Abbreviated Application for Certificate of Public Convenience and Necessity Authorizing Construction and Operation of a Natural Gas Storage Facility, For Blanket Certificates, and For Approval of Market-Based Rates Under Section 7 of the

Natural Gas Act" in Docket No. CP07-390-000, *et al.*, (the "Enstor Houston Hub Application") for the purpose of obtaining authorization to build and operate as an interstate natural gas company and natural gas storage facility in Liberty County, Texas. Approval of the Enstor Houston Hub Application is not expected before the first quarter of 2008. Under the terms of the Katy Order, Katy's affiliation with an interstate natural gas company (if and when the Enstor Houston Hub Application is approved) could trigger a re-examination of Katy's market power status. However, Katy anticipates that the addition of such affiliated capacity will not be significant enough to render market power on Katy and, therefore, should have no affect on Katy's continued market-based rate authority.

In December 2005, pursuant to an order of the FERC (the "Grama Order"), Enstor Grama Ridge Storage and Transportation, LLC ("Grama"), an indirect subsidiary of PPM, was granted market-based rate-making authority, which is subject to re-examination if there is a significant change to Grama's market power status. As of March 31, 2007, there has been no change in Grama's market power status which would require an updated review. However, as with Katy, under the terms of the Grama Order, the approval of the Enstor Houston Hub Application could subject Grama to a re-examination of its market power status. Grama anticipates that the addition of such affiliated capacity will not be significant enough to render market power on Grama and, therefore, should have no effect on Grama's continued market-based rate authority. Also under the terms of the Grama Order, Grama is obligated to file an updated market power analysis within five years of the dates of the Grama Order and every five years thereafter. At this time, Grama anticipates that such five-year review will not reveal any gain in market power for Grama and, therefore, should have no affect on Grama's continued ability to charge market-based rates.

California Public Utilities Commission—The California Public Utilities Commission ("CPUC") filed a regulatory complaint at FERC regarding certain contracts entered into by PPM and certain other parties and California Water Resources. The FERC ruled in the Company's favor that CDWR contracts were just and reasonable and the case was dismissed. The CPUC and the California Electricity Oversight Board appealed FERC's ruling. The 9th Circuit Court of Appeals issued an order December 19, 2006 making certain determinations and remanding the case to FERC for further consideration and PPM (along with other interested parties) have sought a petition for a writ of certiorari on May 3, 2007 with the U.S. Supreme Court appealing the 9th Circuit order.

FERC Market Power Analysis—Pursuant to the FERC's orders granting PPM authority to sell capacity and energy at market-based rates, PPM is required to submit a joint market power analysis every three years. Under the FERC's current policy, applicants must demonstrate that they do not possess market power in order to charge market-based rates for sales of wholesale energy and capacity in the applicants' control areas. An analysis demonstrating an applicant's passage of certain threshold screens for assessing generation market power establishes a rebuttable presumption that the applicant does not possess generation market power, while failure to pass any screen creates a rebuttable presumption that the applicant has generation market power. In February 2005, PacifiCorp (since it was an affiliate of PPM at the time) and PPM, along with PPM subsidiaries with market based rates submitted a joint triennial market power analysis in compliance with the FERC's requirements. FERC issued an order on June 20, 2006 upholding PPM's and its affiliates' ability to sell power at market-based rates. Subsequent to the June 20, 2006 order, PacifiCorp and PPM filed erratas with FERC and updated its market analysis. On February 1, 2007, FERC accepted the errata filings and concluded the matter.

Construction—The Company has an ongoing construction program and, as a part of this program, certain purchase commitments have been made. At March 31, 2007, the Company had firm commitments for turbine purchases and plant construction costs totaling $520.0 million. The Company expects these construction activities will be completed by December 2007 and the commitments will be paid before fiscal year end 2009. These expenditures are subject to continuing review and revision by the Company, and actual costs could vary from these estimates due to various factors.

Facilities—The Company has entered into certain continuing commitments associated with its thermal and renewable generation facilities. These commitments include agreements for operations and maintenance services and equipment warranties. At March 31, 2007, the Company had non-cancelable firm commitments for these costs in fiscal years 2008 through 2011 of $11.3 million, $7.6 million, $3.8 million, and $3.0 million, respectively.

Wholesale purchase and sales contracts—The Company serves a wide variety of electricity and natural gas customers including municipal agencies, public utility districts, investor-owned utilities, producers, and energy marketers. The Company utilizes its thermal energy assets, renewable energy portfolio and gas storage facilities to provide services to its diverse customer base. The Company manages its energy resource requirements by integrating long-term firm, short-term and spot-market purchases with its own generating resources (within the boundaries of the FERC requirements) to meet its commitments for wholesale sales. Optimization benefits are derived from displacing plant operations with low-priced market purchases and selling or storing the displaced natural gas as well as using contract delivery flexibility to manage location price differentials in both natural gas and electricity. In addition, the Company provides firm capacity under tolling arrangements and firm and interruptible storage services and actively manages the value of its gas storage assets. These services are included in the other category in the table below.

As of March 31, 2007, the Company had the following forward purchases and sales commitments under these power, gas and other arrangements:

	Year ended March 31, 2007							
	Purchases				Sales			
	Gas	Power	Other	Total	Gas	Power	Other	Total
	(Millions of US dollars)							
2008	$ 931.2	$606.2	$ 29.8	$1,567.2	$1,085.1	$572.8	$ 83.1	$1,741.0
2009	158.9	141.4	35.7	336.0	74.6	96.5	83.7	254.8
2010	88.6	90.3	33.8	212.7	22.2	76.9	83.8	182.9
2011	74.0	55.9	18.5	148.4	13.8	37.3	83.2	134.3
2012	52.4	7.7	11.1	71.2	1.5	—	27.8	29.3
Thereafter	305.6	27.0	—	332.6	26.4	—	6.8	33.2
	$1,610.7	$928.5	$128.9	$2,668.1	$1,223.6	$783.5	$368.4	$2,375.5

Note 11—Guarantees and other commitments

The Company applies FASB Interpretation No. 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others* ("FIN 45"). FIN 45 requires disclosure of certain direct and indirect guarantees.

The Company, or certain subsidiaries of the Company have, either in connection with acquisitions, or through the normal course of business, provided indemnification to third parties which fall within the definition of a guaranty under FIN 45. At March 31, 2007 the total value of guarantee obligations was $1,585.7 million. The Company has not recognized any liability related to the guarantees.

In December 2005, SPF(US) obtained a support agreement from ScottishPower, which obligates ScottishPower to provide any necessary financial support to SPF(US) to allow it to meet payment obligations on indebtedness that it may incur and which also obligates ScottishPower to pay SPF(US) for claims made by SPF(US) pursuant to its obligations as a guarantor to PPM, PECL and PPM's subsidiary companies. As a guarantor, SPF(US) will guarantee: (a) payment by PPM of its obligations under PPM's gas and electric power trading agreements, PPM's power purchase and sales agreements, gas and electric transmission agreements, and agreements documenting its natural gas-fired generation operation and wind power development activities, including turbine and equipment purchases, construction agreements, and site restoration; (b) payment by PECL of its obligations under gas trading agreements and gas transmission agreements; (c) payment by PPM's subsidiaries of obligations attendant to wind power development and gas storage development and (d) in certain limited circumstances, SPF(US)' obligations as a guarantor will also include performance by PPM, PECL and PPM's subsidiaries under the above-described agreements (all "Guarantor Obligations").

On March 21, 2006 ScottishPower sold its stock in PacifiCorp to MidAmerican Energy Holdings Company. The Stock Purchase Agreement which effectuated this sale released ScottishPower from indemnities and warranties other than those relating to corporate income taxes and environmental issues. This contractual liability is subject to other contractual provisions in addition to federal and state audit adjustments to tax years through March 31, 2006, which have not yet been determined.

Unconditional purchase obligations, as defined by accounting standards, are those long-term commitments that are non-cancelable or cancelable only under certain conditions. The Company has such commitments related to legal or contractual asset retirement obligations, environmental obligations, hydroelectric obligations, equipment maintenance and various other service and maintenance agreements.

Note 12—Consolidation of variable-interest entities ("VIE")

In October 2003, the Company entered into a 50-50 joint venture with Shell Wind Energy, Inc. to own and operate a 162 MW wind farm located in southeast Colorado, which commenced operations in January 2004. This venture is a VIE as defined by FIN 46R; however, the Company is not the primary beneficiary. The Company accounts for this venture under the equity method of accounting. The maximum exposure to loss is its net investment, which was $39.5 million and $40.7 million for the years ended March 31, 2007 and 2006, respectively.

In February 2005, the Company entered into 50-50 joint ventures with Zilkha Renewable Energy ("Zilkha") to construct, own and operate the Flat Rock Windpower LLC and the Flat Rock Wind Power II LLC wind farms (collectively, "Flat Rock") of up to a combined 322 MW capacity located in upstate New York. During 2006, Zilkha, along with its interest in the joint ventures, was acquired by Goldman Sachs and renamed Horizon Wind Energy. At March 31, 2006, 198 MW of Flat Rock Windpower LLC was in commercial operation with a further 33 MW completed in June 2006. The 91 MW Flat Rock Windpower II LLC reached commercial operation in November 2006. Flat Rock Windpower LLC & Flat Rock Windpower II LLC are VIEs as defined by FIN 46R; however, the Company is not the primary beneficiary. The Company accounts for Flat Rock under the equity method of accounting. The maximum exposure to loss is its net investments, which totaled $269.5 million and $171.3 million for the years ended March 31, 2007 and 2006, respectively.

Note 13—Employment benefit plans

All Full-time and Part-time regular employees (i.e., excluding those who are temporary, casual, or leased) are eligible to participate in the company's employee benefit plans. The costs of benefits provided are as follows:

As a result of adopting SFAS No. 158, the Consolidated Balance Sheet changed as follows:

	Balances prior to adoption of SFAS No. 158	Changes due to SFAS No. 158 adjustment	Balances after adoption of SFAS No. 158
	(Thousands of dollars)		
Other deferred liabilities	$ 14,186	$21,003	$ 35,189
Deferred income taxes	116,545	8,034	124,579
Accumulated OCI (pre-tax)	10,599	10,280	20,879

Retirement Plan—The Company sponsors a defined benefit pension plan that covers the majority of the Company's employees. Benefits under the main plan in the US are based on the employee's years of service and average monthly pay in the 60 consecutive months of highest pay out of the last 120 months, with adjustments to reflect benefits estimated to be received from Social Security. Net periodic pension benefit cost was $3.8 million at March 31, 2007 and $1.7 million at March 31, 2006.

The weighted average rates assumed in the actuarial calculations used to determine the net periodic benefit costs for the pension and postretirement benefit plans were as follows:

	Years Ended March 31, 2007	2006
Discount rate	5.75%	5.75%
Expected long-term rate of return on assets	8.00%	8.75%
Rate of increase in compensation levels	4.00%	4.00%

The weighted average rates assumed in the actuarial calculations used to determine benefit obligations for the pension and postretirement benefit plans were as follows:

	March 31,	
	2007	2006
Discount rate	5.75%	5.75%
Rate of increase in compensation levels	4.00%	4.00%

The Company determined the long-term rate of return based on historical asset class returns and current market conditions, taking into account the diversification benefits of investing in multiple asset classes.

The change in the projected obligation, change in plan assets and funded status are as follows:

	Years ended March 31,	
	2007	2006
	(Millions of US dollars)	
Reconciliation of benefit obligation		
Beginning balance (a)	$44.3	$ 1,338.1
Service cost	2.8	30.8
Interest cost	2.5	74.4
Plan amendments	0.2	2.9
Cost of termination benefits	—	3.0
Separation of former participants (a)	—	(1,342.2)
Benefit paid	(3.1)	(85.6)
Actuarial loss	2.0	22.9
Obligation—end of year	$48.7	$ 44.3
Reconciliation of fair value of plan assets		
Beginning balance (a)	$32.0	$ 806.5
Actual return on plan assets	2.9	72.6
Separation of former participants	—	(824.9)
Company contribution	1.3	63.8
Benefits paid	(3.1)	(84.1)
Transfers	—	(1.9)
Plan assets at fair value—end of year	$33.1	$ 32.0
Net funded status	$15.6	$ 12.3

	Years ended March 31,	
	2007	2006
	(Millions of US dollars)	
Funded Status		
Funded status of the plan	$(15.6)	$(12.3)
Unrecognized net loss	*	14.1
Unrecognized prior service cost	*	0.8
Unrecognized net transition obligation	*	0.2
Prepaid pension cost, before final contribution	$(15.6)	$ 2.8
Final contribution between measurement date and fiscal year-end	0.4	—
Prepaid pension cost (liability) (a)	$(15.2)	$ 2.8
Amount recognized in the statement of financial position		
Accrued benefit liability	$ —	$ (2.8)
Intangible asset	—	5.6
Current liabilities	(0.1)	—
Noncurrent liabilities	(15.1)	—
Total recognized	$(15.2)	$ 2.8

(a) As of the beginning of fiscal year 2006, PacifiCorp was the sponsor of the defined benefit plans and accounted for the total projected benefit obligation and plan assets. Following the sale of PacifiCorp, the benefit obligations and plan assets relating to employees of the Company were transferred to the Company for no consideration. The prepaid pension cost at March 31, 2006 relates only to continuing operations.

With the adoption of SFAS No. 158 at March 31, 2007, certain information is no longer applicable. Similarly, certain information for 2006 was not previously applicable. Upon the adoption of SFAS No. 158, the Company recorded unrecognized prior service costs, unrecognized gains and losses, and unrecognized net transition obligations as components of accumulated other comprehensive income.

Amounts of benefits recognized in accumulated other comprehensive income consist of:

	Year ended March 31, 2007
	(Thousands of dollars)
Pension benefits:	
Unrecognized prior service cost	$ 0.8
Unrecognized net loss	15.0
Unrecognized net transition obligation	0.1
Total	$15.9

The estimated amount that will be amortized into net periodic benefit cost as follow:

	Year ended March 31, 2007
	(Thousands of dollars)
Pension benefits:	
Unrecognized prior service cost	$ 0.1
Unrecognized net loss	0.7
Unrecognized net transition obligation	—
Total	$ 0.8

Components of the net periodic pension benefit cost are summarized as follows:

	Years Ended March 31, 2007	2006
	(Millions of dollars)	
Service cost	$ 2.8	$ 32.2
Interest cost	2.5	74.4
Expected return on plan assets	(2.5)	(76.9)
Amortization of unrecognized net obligation	0.1	8.4
Amortization of unrecognized prior service cost	0.1	1.2
Amortization of unrecognized loss	0.8	21.5
Cost of termination benefits	—	3.0
Net periodic pension benefit cost	3.8	63.8
Less: amounts relating to discontinued operations	—	(62.1)
Net periodic pension benefit cost—continuing operations	$ 3.8	$ 1.7

Retirement Plan assets are managed and invested in accordance with all applicable requirements, including the Employee Retirement Income Security Act and the Internal Revenue Code. The Company employs an investment approach whereby a diversified mix of asset classes is used to maximize the long-term return of plan assets for a prudent level of risk. Risk tolerance is established through careful consideration of plan liabilities, plan funded status, and corporate financial condition. The investment portfolio contains a diversified blend of equity, fixed-income and other investments as shown in the table below. Equity investments are diversified

across US and non-US stocks, as well as investment styles and market capitalizations. Fixed-income investments are primarily invested in United States bonds and may also include some non-US bonds. Other asset classes, such as real estate, absolute return and real return, are used to enhance long-term returns while improving portfolio diversification. The Company primarily minimizes the risk of large losses through diversification but also monitors and manages other aspects of risk through quarterly investment portfolio reviews, annual liability measurements and periodic asset/liability studies.

The following table shows a breakdown of the pension plan assets by investment category based on market values.

		Year ended March 31,	
	Target	2007	2006
Equity securities	50.0%	55.0%	58.5%
Debt securities	20.0%	25.0%	34.5%
Private equity	0.0%	0.0%	7.0%
Real estate	10.0%	0.0%	0.0%
Absolute return	10.0%	10.0%	0.0%
Real return	10.0%	0.0%	0.0%
Money market	0.0%	10.0%	0.0%

401(k) Plan—The Company has an employee savings defined contribution plan (the "Plan") that qualifies as a tax-deferred arrangement under the Internal Revenue Code. Participating US employees may defer up to 75.0% of their compensation, subject to certain statutory limitations. Compensation includes base pay, and overtime, and Annual Incentive, but is limited to the maximum allowable under the Internal Revenue Code. Employees can select a variety of investment options including ScottishPower securities. The Company matches 100.0% of employee contributions on amounts deferred up to 5.0% of eligible compensation, with the Company match portion vesting over the initial five years of an employee's employment with the Company or an affiliate. The Company's matching contribution is allocated based on the employee's investment selections or to a balanced investment fund if the employee has made no selections. The Company funded $1.4 million and $1 million, for the years ended March 31, 2007 and 2006, respectively.

Employee Welfare Plan—The Company provides health care, life insurance, disability, and paid leave benefits through various plans for eligible employees. All eligible employees of the Company can participate in these plans.

Other Postretirement Benefits—The Company provides health care and life insurance benefits through various plans for eligible retirees. The change in the accumulated postretirement benefit obligation, change in plan assets and funded status are as follows:

	Years ended March 31,	
	2007	2006
	(Millions of US dollars)	
Reconciliation of benefit obligation		
Beginning balance (a)	$ 8.9	$ 528.3
Service cost	—	8.8
Interest cost	—	30.4
Benefits paid	(0.6)	(41.6)
Participant contributions	—	8.3
Plan amendments	—	22.8
Separation of former participants	—	(582.4)
Actuarial loss	1.8	34.3
Obligation—end of year	$10.1	$ 8.9
Reconciliation of fair value of plan assets		
Beginning balance (a)	$ 4.1	$ 286.6
Actual return on plan assets	—	20.4
Company contribution	—	22.5
Participant contributions	—	8.3
Separation of former participants	—	(292.1)
Benefits paid	(0.6)	(41.6)
Plan assets at fair value—end of year	$ 3.5	$ 4.1
Funded status		
Funded status of the plan	$ (6.8)	$ (4.8)
Unrecognized net transition obligation	*	1.2
Unrecognized prior service cost	*	—
Unrecognized loss	*	2.1
Accrued postretirement benefit cost, before final contribution	$ (6.8)	$ (1.5)
Final contribution between measurement date and fiscal year-end	0.1	—
Net pension liability—end of year	$ (6.7)	$ (1.5)
Amount recognized in the statement of financial position		
Noncurrent assets	$ —	$ —
Current liabilities	—	—
Noncurrent liabilities	(6.7)	—
Net pension asset liability—end of year	$ (6.7)	$ —
Amount recognized in accumulated other comprehensive income		
Net transition obligation	$ 1.1	$ —
Net loss	4.0	—
Total amount recognized in accumulated other comprehensive income	$ 5.1	$ —
Reconciliation of accrued postretirement costs		
Funded status of the plan	$ (6.8)	$ (4.8)
Unrecognized net transition obligation	*	1.2
Unrecognized net loss	*	2.1
Accrued postretirement benefit cost, before final contribution	$ (6.8)	$ (1.5)
Final contribution between measurement date and fiscal year-end	0.1	—
Accrued postretirement benefit cost	$ (6.7)	$ (1.5)

(*) With the adoption of SFAS No. 158 at March 31, 2007, certain information is no longer applicable. Similarly, certain information for 2006 was not previously applicable.

(a) As of the beginning of fiscal year 2006, PacifiCorp was the sponsor of the other postretirement benefit plan and accounted for the total projected benefit obligation and plan assets. Following the sale of PacifiCorp, the benefit obligations and plan assets relating to employees of the Company were transferred to the Company for no consideration. The prepaid pension cost at March 31, 2006 relates only to continuing operations.

Components of the net periodic postretirement benefit cost are summarized as follows:

	Years Ended March 31,	
	2007	2006
	(Millions of dollars)	
Service cost	$ 0.3	$ 32.2
Interest cost	0.5	74.4
Expected return on plan assets	(0.3)	(76.9)
Amortization of unrecognized net obligation	0.2	8.4
Amortization of unrecognized prior service cost	—	1.2
Amortization of unrecognized loss	—	21.5
Cost of termination benefits	—	3.0
Net periodic pension benefit cost	0.7	63.8
Less: amounts relating to discontinued operations	—	(62.1)
Net periodic pension benefit cost—continuing operations	$ 0.7	$ 1.7

The assumed health care cost trend rates are as follows:

Year ended March 31,	Trend Rate
2007	9%
2008	8%
2009	7%
2010	6%
2011+	5%

The health care cost trend rate assumption has a significant effect on the amounts reported. An annual increase or decrease in the assumed medical care cost trend rate of one percent would affect the accumulated postretirement benefit obligation and the service and interest cost components as follows:

	One Percent	
	Increase	Decrease
	(Millions of dollars)	
Accumulated postretirement benefit obligation	$665	$(562)
Service and interest cost components	$ 64	$ (47)

At March 31, 2007, the Company contributed $1.6 to its Retirement Plan. In addition, the Company expects to contribute another $2.5 million to its pension plans and $0.0 million to its other postretirement benefit plans in fiscal 2008. The expected future benefit payments for future service are as follows:

Fiscal year ending March 31,	Retirement Plan	Other Postretirement Benefits	Total
	(Millions of US dollars)		
2008	$ 3.3	$0.7	$ 4.0
2009	3.3	0.7	4.0
2010	3.4	0.7	4.1
2011	3.6	0.7	4.3
2012	3.7	0.7	4.4
2013 to 2017 (inclusive)	22.1	3.9	26.0

The estimated amount that will be amortized into net periodic benefit cost as follow:

	Year ended March 31, 2007
Postretirement benefits:	
Unrecognized prior service cost	$—
Unrecognized net loss	$ 0.1
Unrecognized net transition obligation	$ 0.2
Total	$ 0.3

Note 14—Income taxes

The provision for income taxes of continuing operations is summarized as follows:

	Years ended March 31,	
	2007	2006
	(Millions of US dollars)	
Current tax expense (benefit):		
Federal	$249.1	$(71.2)
State	31.1	(8.6)
Current tax expense (benefit)	280.2	(79.8)
Deferred tax benefit:		
Federal	(23.3)	(0.3)
State	(3.1)	(0.1)
Deferred tax benefit	(26.4)	(0.4)
Total income tax expense (benefit)	$253.8	$(80.2)

The difference between the US federal statutory tax rate and the effective income tax rate attributed to income (loss) before taxes and cumulative effect of accounting change of continuing operations is as follows:

	Years ended March 31,	
	2007	2006
Federal statutory rate	35.0%	35.0%
State taxes, net of federal benefit	2.3	(1.7)
Tax reserves (a)	238.7	(3.9)
Tax credits	(24.7)	15.2
Effects of capital loss utilization	(41.0)	—
Deferred write-off	(8.8)	—
Other	(10.3)	(3.4)
Effective income tax rate	191.2%	41.2%

(a) The Company has established, and periodically reviews, an estimated contingent tax reserve on its Consolidated Balance Sheet to provide for probable adverse outcomes in tax proceedings. The note below summarizes the activity in the estimated contingent tax reserve.

The tax effect of temporary differences giving rise to significant portions of the Company's deferred tax liabilities and deferred tax assets were as follows:

	Years ended March 31,	
	2007	2006
	(Millions of US dollars)	
Deferred tax liabilities:		
Property, plant and equipment	$ 66.5	$ 127.2
Leveraged leases	18.2	94.9
Derivative contracts	36.1	51.3
Other	66.1	48.3
Total deferred tax liabilities	186.9	321.7
Deferred tax assets:		
Employee benefits	(14.4)	(3.8)
Derivative contracts	—	(5.4)
Book reserves not currently deductible for tax	(29.8)	(27.3)
Net operating loss and tax credit carry forwards	(74.2)	(53.1)
Capital loss carryforwards	(48.0)	—
Other	—	(127.8)
Total gross deferred tax assets	(166.4)	(217.4)
Less: valuation allowance	(48.0)	—
Net deferred tax assets	(118.4)	(217.4)
Total net deferred tax liabilities	$ 68.5	$ 104.3

The valuation allowance at March 31, 2007, applies to capital loss carry forwards that, in the opinion of management, are more likely than not to expire before the company can use them. The net change in the total valuation allowance was an increase of approximately $48.0million for the year ended March 31, 2007.

The Company has established, and periodically reviews, an estimated contingent tax reserve on its Consolidated Balance Sheet to provide for probable adverse outcomes in tax proceedings. The current year accruals are primarily attributable to accrual of tax and interest on previously identified issues for tax years ended after March 31, 2000.

The Company anticipates that final settlement and payment will not have a material adverse impact on its consolidated results of operations and financial position.

The net federal tax contingency accrual for the year ended March 31, 2007, was $277.7 million. This consists of tax and interest accrued in the amount of $287.0 million less increased credit utilization of $9.3 million. The federal contingency accrual of tax and interest for tax years 2001 through 2007 is related primarily to an issue giving rise to proposed adjustments to tax years 2001-2003 which are being appealed. The net state tax contingency accrual for the year ended March 31, 2007 was $38.9 million. The net state tax contingency consists primarily of the state impact of unresolved issues arising from federal examinations which are either in litigation or are under appeal. The net federal and state tax contingency reserve increase for the year ended March 31, 2006, was $13.8 million, primarily consisting of accrued interest on tax contingencies provided for in prior periods.

The Internal Revenue Service completed its examination of the 2001, 2002 and 2003 tax years in February 2007. The Internal Revenue Service proposed adjustments resulting from a disallowance of certain tax deductions claimed in the consolidated US federal income tax returns including adjustments related to specific financing arrangements with ScottishPower. The Company believes that prudent provision has been made against probable liabilities related to this tax issue. However, there remains a possibility that the ultimate resolution of this issue could have a material impact on the Company's results of operations or financial position. The outcome of this issue is uncertain at this time as the IRS audit appeals process has recently commenced and neither the Company nor the IRS has presented fully their case and the factual bases as well as the legal arguments have not been heard. In connection with the proposed adjustments to tax years 2001 through 2003, the Company made a

tax deposit in the amount of $225 million in March 2007 as recorded in cash and cash equivalents. This interest-earning deposit is refundable at the Company's request and is reflected on the Balance Sheet as Cash and cash equivalents.

The Internal Revenue Service preliminarily started its examination of the 2004, 2005 and 2006 tax years in May 2007. As part of this examination the Internal Revenue Service is reviewing the sale of PacifiCorp to MidAmerican Energy Holdings Inc. in March 2006. As discussed in the above paragraph, the Internal Revenue Service is also reviewing tax aspects of certain ongoing financing arrangements with ScottishPower during these periods.

At March 31, 2007, the Company had renewable energy credits of approximately $28.4 million, alternative minimum tax credits of approximately $42.1 million and Oregon business energy tax credits of approximately $3.7 million available to reduce future income tax liabilities. These credits begin to expire in 2010. The Company anticipates utilizing the tax credits prior to the expiration dates.

Note 15—Common shareholders' capital

The Company has one class of common stock with a par value of $0.01 per share. A total of 10,000 shares were authorized, with 2,468 issued and outstanding at March 31, 2007 and 2006.

ScottishPower is the sole indirect shareholder of the Company's common stock. SPHI's ability to pay dividends may be limited by capitalization tests contained in various agreements.

Note 16—Sales of Assets

Leaning Juniper

On July 21, 2006 Leaning Juniper Wind Power LLC ("Leaning Juniper"), a direct subsidiary of the Company, entered into a Wind Development Assets Acquisition and Sale Agreement with PacifiCorp, pursuant to which Leaning Juniper sold the assets relating to the 100 MW Leaning Juniper wind farm to PacifiCorp for approximately $185 million. Leaning Juniper provides ongoing operations, maintenance and warranty services as part of this transaction.

Aeolus

PPM Wind Energy LLC ("PPM Wind"), a direct subsidiary of the Company, entered into a Membership Interest Purchase Agreement (and an associated limited liability company agreement), dated May 1, 2006, pursuant to which PPM Wind sold all of the Class B membership interests in Aeolus Wind Power I LLC ("Aeolus I"). Aeolus I is the owner of 100% of the membership interests in Flying Cloud Power Partners, LLC, Klondike Wind Power LLC, Mountain View Power Partners III LLC, and Moraine Wind LLC, all of which were previously owned in their entirety by the Company. PPM Wind entered into a Membership Interest Purchase Agreement (and an associated limited liability company agreement), dated November 1, 2006, pursuant to which PPM Wind sold all of the Class B membership interests in Aeolus Wind Power II LLC ("Aeolus II"). Aeolus II is the owner of 100% of the membership interests in Trimont Wind I LLC, Shiloh I Wind Project, LLC, and Atlantic Renewable Projects LLC, all of which were previously owned in their entirety by the Company. PPM Wind entered into a Membership Interest Purchase Agreement (and an associated limited liability company agreement), dated February 1, 2007, pursuant to which PPM Wind sold all of the Class B membership interests in Aeolus Wind Power III LLC ("Aeolus III"). Aeolus III is the owner of 100% of the membership interests in Big Horn Wind Project LLC and Atlantic Renewable Projects II LLC. As part of the Aeolus III transaction, PPM Wind entered into a conditional sale transaction pursuant to which it would contribute Twin Buttes Wind LLC, which is owned by the Company, to Aeolus III in exchange for additional consideration. Pursuant to these agreements, the various equity investors in Aeolus I, II and III acquired interests in wind farms representing, in aggregate, approximately 900 MW. PPM Wind Energy received aggregate initial payments of approximately $657 million in connection with these transactions, and is entitled to receive subsequent additional fixed and contingent payments.

Note 17—Concentration of customers

During the year ended March 31, 2007, CDWR, Klamath Falls, Sacramento Municipal Utility District ("SMUD"), BP Energy, and Anadarko Energy Service Company accounted for 24%, 12%, 9%, 7%, and 6%, respectively, of the Company's revenues. During the year ended March 31, 2006, CDWR, BP Energy, Klamath Falls, ConocoPhillips Corporation, and Constellation Energy accounted for 23%, 16%, 14%, 11% and 10%, respectively, of the Company's revenues.

Note 18—Employee Incentive Plans

Value Appreciation Rights ("VARs") are analogous to company stock options, and granted to participants on an annual basis at the Company's discretion. The value of the VARs corresponds to the change in the Company's value at the end of each measurement period based on a discounted cash flows model. One-third of a participant's VARs (33.3%) will become vested on each grant date anniversary beginning one year from the date of the grant. The value of the VARs (i.e., the excess of the units' current price over the strike/grant price) is paid to the participant in cash within three months of the participant's date of exercise. Seventy-five percent of the originally granted VARs are required to be exercised within the three (3) months following the third anniversary of the grant. The remaining 25% of the VARs can be exercised at any time between the third anniversary and three months following the fifth anniversary of the grant date. As of March 31, 2007, the Company recorded $12 million related to VARs in accounts payable and accrued liabilities.

Note 19—Subsequent events

Suzlon Wind Energy

On April 24, 2007, PPM Energy, Inc entered into Wind Turbine Supply Frame Agreement with Suzlon Wind Energy Corporation to purchase 191 units of wind turbine generators with total capacity of approximately 401MW. The total purchase commitment for this purchase is approximately $432 million to be delivered in 2008 and 2009.

Iberdrola-ScottishPower

Effective April 23, 2007, SPHI and its parent company ScottishPower have become part of the Iberdrola S.A. group, ("Iberdrola").

SCOTTISHPOWER HOLDINGS, INC.

Consolidated Financial Statements March 31, 2006 and 2005

TABLE OF CONTENTS

Report of Independent Auditors

To the Board of Directors of ScottishPower Holdings, Inc.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income (loss), changes in common shareholder's equity and cash flows present fairly, in all material respects, the financial position of ScottishPower Holdings, Inc. and its subsidiaries at March 31, 2006 and 2005, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers, LLP
Portland, OR
October 17, 2006

SCOTTISHPOWER HOLDINGS, INC. AND SUBSIDIARIES

STATEMENTS OF CONSOLIDATED INCOME (LOSS)

	Years Ended March 31,	
	2006	2005
	(Millions of dollars)	
Revenues	$ 815.0	$ 695.3
Operating expenses:		
Energy costs	623.3	516.4
Operations and maintenance	104.0	98.9
Impairment of assets (Notes 6 and 9)	49.4	—
Depreciation and amortization	25.7	22.9
Provision for credit guarantee (Note 11)	58.8	—
Taxes, other than income taxes	7.6	7.2
Total	868.8	645.4
Income (loss) from operations	(53.8)	49.9
Interest expense (income) and other (income):		
Interest expense	186.3	178.6
Interest income	(15.9)	(6.7)
Interest capitalized—borrowed funds	(9.2)	—
(Gain) from equity investments, net	(2.6)	—
Other income	(17.5)	(74.8)
Total	141.1	97.1
Loss from continuing operations before income tax benefit	(194.9)	(47.2)
Income tax benefit (Note 17)	(80.2)	(29.9)
Loss from continuing operations	(114.7)	(17.3)
Discontinued operations (Note 2)		
Income (loss) from discontinued operations	931.4	(2,138.3)
Income tax expense	339.4	188.5
Net income (loss) from discontinued operations	592.0	(2,326.8)
Gain on disposition, including tax benefit of $21.6m	176.8	—
Net income (loss) and gain from discontinued operations	768.8	(2,326.8)
Net income (loss)	$ 654.1	$(2,344.1)

The accompanying notes are an integral part of these consolidated financial statements.

SCOTTISHPOWER HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	March 31, 2006	March 31, 2005
	(Millions of dollars)	
ASSETS		
Current assets:		
Cash and cash equivalents	$ 206.2	$ 214.3
Accounts receivable	187.3	214.2
Taxes receivable	—	31.7
Amount due from affiliate	2,735.9	—
Inventories at average cost	153.5	40.2
Current derivative contract asset	136.6	91.2
Current deferred tax asset	—	6.8
Margin and other deposits	187.9	70.0
Other	82.0	28.4
Current assets held for sale (Note 2)	—	1,176.4
Total current assets	3,689.4	1,873.2
Property, plant and equipment	1,288.1	681.2
Construction work-in-progress	266.3	124.6
Accumulated depreciation and amortization	(81.1)	(56.6)
Total property, plant and equipment, net	1,473.3	749.2
Other assets		
Non-current derivative contract asset	231.7	256.7
Finance assets, net	84.0	145.6
Investment in joint ventures	202.3	72.8
Goodwill	19.7	19.7
Other long-term receivables	23.1	3.9
Non-current assets held for sale (Note 2)	—	11,685.5
Total other assets	560.8	12,184.2
Total assets	$5,723.5	$14,806.6

The accompanying notes are an integral part of these consolidated financial statements.

SCOTTISHPOWER HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS—(Continued)

	March 31, 2006	March 31, 2005
	(Millions of dollars)	
LIABILITIES AND SHAREHOLDER'S EQUITY		
Current liabilities:		
Accounts payable and accrued liabilities	$ 185.5	$ 127.8
Amounts due to affiliates	1,069.9	270.4
Taxes payable	133.5	—
Current deferred tax liability	5.8	—
Current derivative contract liability	108.2	93.5
Customer deposits	51.4	4.6
Other	4.3	4.1
Provision for disposal costs	82.5	—
Current portion of long-term liability to affiliate	475.0	—
Current liabilities held for sale (Note 2)	—	1,596.9
Total current liabilities	2,116.1	2,097.3
Deferred credits:		
Deferred income tax liability	98.5	251.2
Non-current income tax liability	—	194.9
Non-current derivative contract liability	126.2	98.1
Other	90.6	7.7
Total deferred credits	315.3	551.9
Capital lease obligations, net of current maturities	141.5	145.3
Long-term liability to affiliate	2,256.0	2,375.0
Provision for disposal costs	52.9	—
Non-current liabilities held for sale (Note 2)	—	7,456.9
Total liabilities	4,881.8	12,626.4
Commitments and contingencies (See Note 10)		
Shareholder's equity:		
Common shareholder's capital	2,122.5	4,171.9
Accumulated deficit	(1,280.9)	(1,935.0)
Accumulated other comprehensive income (loss):		
Unrealized gain on available-for-sale securities, net of tax of $0.0/2006 and $2.6/2005	0.1	4.3
Minimum pension liability, net of tax of $0.0/2006 and $37.4/2005	—	(61.0)
Total shareholder's equity	841.7	2,180.2
Total liabilities and shareholder's equity	$ 5,723.5	$14,806.6

The accompanying notes are an integral part of these consolidated financial statements.

SCOTTISHPOWER HOLDINGS, INC. AND SUBSIDIARIES

STATEMENTS OF CONSOLIDATED CASH FLOWS

	Twelve months ended March 31, 2006	2005
	(Millions of dollars)	
Cash flows from operating activities:		
Net income (loss)	654.1	(2,344.1)
Less: net (income) loss from discontinued operations, net of tax	(592.0)	2,326.8
Less: gain on sale of discontinued operations	(176.8)	—
Net (loss) from continuing operations	(114.7)	(17.3)
Adjustments to reconcile net income to net cash (used in) provided by operating activities:		
Gain on sale of assets	(10.9)	—
Impairment of long-lived assets	49.4	—
Unrealized loss on derivative contracts	22.5	74.5
Depreciation and amortization	25.7	22.9
Deferred income taxes and investment tax credits, net	(107.2)	(18.2)
Other	(2.3)	(3.0)
Changes in:		
Accounts receivable and prepayments	(48.3)	(144.1)
Inventories	(113.3)	22.9
Amounts due to/from affiliates, net	(44.3)	100.4
Accounts payable and accrued liabilities	110.3	(109.8)
Other	(1.9)	(0.2)
Net cash used by continuing operations	(235.0)	(71.9)
Net cash provided by discontinued operations	902.0	711.1
Net cash provided by operating activities	667.0	639.2
Cash flows from investing activities:		
Capital expenditures	(707.0)	(106.6)
Business acquisitions and investments	(44.7)	(45.3)
Proceeds from sale of assets	20.7	15.8
Proceeds from sales of finance assets and principal payments	30.2	38.1
Investments in and advances to affiliates	(126.9)	—
Proceeds from sale of PacifiCorp	5,109.5	—
Loan investment in affiliate	(2,731.4)	—
Other	—	15.7
Net cash provided by (used in) in continuing operations	1,550.4	(82.3)
Net cash used in discontinued operations	(960.3)	(846.7)
Net cash provided by (used in) investing activities	590.1	(929.0)
Cash flows from financing activities:		
Changes in debt due to affiliates	802.8	67.5
Net (payments to)/receipts from discontinued operations	(309.7)	193.3
Proceeds from long-term debt, net of transaction costs	2,731.0	—
Repayments of long-term debt	(2,375.0)	(3.3)
Leveraged lease debt repayments	(13.9)	(24.6)
Return of capital paid	(2,531.7)	—
Contributed capital from parent	375.0	—
Other	(2.0)	1.5
Net cash (used in) provided by continuing operations	(1,323.5)	234.4
Net cash provided by discontinued operations	41.4	276.4
Net cash (used in) provided by financing activities	(1,282.1)	510.8
Change in cash and cash equivalents	(25.0)	221.0
Less: Change in cash and cash equivalents from discontinued operations	16.9	(140.8)
Change in cash and cash equivalents—continuing operations	(8.1)	80.2
Cash and cash equivalents at beginning of period	214.3	134.1
Cash and cash equivalents at end of period	206.2	214.3

The accompanying notes are an integral part of these consolidated financial statements.

SCOTTISHPOWER HOLDINGS, INC. AND SUBSIDIARIES

STATEMENTS OF CONSOLIDATED CHANGES IN COMMON SHAREHOLDER'S EQUITY

	Common Shareholder's Capital		Retained Earnings (Accumulated Deficit)	Accumulated Other Comprehensive Income (Loss)	Total Comprehensive Income (Loss)
	Shares	Amounts			
	(Millions of dollars)				
Balance at March 31, 2004	5,594	$ 4,169.9	$ 409.1	$(59.9)	
Comprehensive income					
Net loss	—	—	(2,344.1)	—	$(2,344.1)
Stock-based compensation expense	—	2.0	—	—	—
Other comprehensive income (loss):					
Unrealized gain on available-for-sale securities, net of tax of $1.0	—	—	—	1.6	1.6
Foreign currency adjustment: net of tax of $(1.5)	—	—	—	(2.4)	(2.4)
Minimum pension liability, net of tax of $2.4	—	—	—	4.0	4.0
Balance at March 31, 2005	5,594	4,171.9	(1,935.0)	(56.7)	$(2,340.9)
Comprehensive income					
Net income	—	—	654.1	—	654.1
Stock-based compensation expense	—	0.2	—	—	—
Common stock issuance	351	375.0	—	—	—
Return of capital to parent	—	(2,431.0)	—	—	—
Tax benefit from stock option exercises		1.1			
Contribution from parent	—	5.3	—	—	—
Other comprehensive income (loss):					
Unrealized loss on available-for-sale securities, net of tax of $2.5	—	—	—	(4.2)	(4.2)
Disposal of minimum pension liability	—	—	—	61.0	61.0
Balance at March 31, 2006	5,945	$ 2,122.5	$(1,280.9)	$ 0.1	$ 710.9

The accompanying notes are an integral part of these consolidated financial statements.

SCOTTISHPOWER HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 1—Summary of significant accounting policies

Nature of operations—ScottishPower Holdings, Inc. ("SPHI"), formerly PacifiCorp Holdings, Inc. ("PHI"), an indirect wholly owned subsidiary of Scottish Power, plc ("ScottishPower"), is currently a holding company for two competitive energy businesses, PPM Energy, Inc. ("PPM") and Pacific Klamath Energy, Inc. ("PKE"), which develop, acquire, manage and operate thermal and renewable generation resources, engage in origination and marketing of wholesale electricity and natural gas and provide natural gas storage and hub services and energy management activities, and PacifiCorp Group Holdings Company ("PGHC"), which includes its wholly owned subsidiary, PacifiCorp Financial Services, Inc. ("PFS"), an unregulated financial services business and ScottishPower Finance (US), Inc. ("SPFUS"), which provides credit support to the North American competitive businesses of ScottishPower. The continuing operations of SPHI are hereinafter referred to as the "Company." Until March 21, 2006, SPHI was the holding company for a United States electricity company, PacifiCorp, serving retail customers in portions of the states of Utah, Oregon, Wyoming, Washington, Idaho and California and unregulated energy companies operating in the United States markets. In May 2005, ScottishPower and SPHI executed a Stock Purchase Agreement (the "Stock Purchase Agreement") providing for the sale of all PacifiCorp common stock to MidAmerican Energy Holdings Company ("MidAmerican"). As a result, the financial position, results of operations and cash flows of PacifiCorp and its subsidiaries up to the date of disposal have been presented as discontinued operations. See further discussion in Note 2.

Basis of presentation—The Consolidated Financial Statements of the Company include its unregulated energy companies, PPM and PKE; and PGHC, along with their wholly owned and majority-owned subsidiaries as of and for the years ended March 31, 2006 and 2005, and its integrated electric utility operations, PacifiCorp, as of and for the year ended March 31, 2005 and for the period preceding its sale on March 21, 2006. These results, in the opinion of management, include all adjustments, constituting only normal recurring adjustments, necessary for a fair presentation of financial position, results of operations and cash flows for such periods.

Reclassifications—Certain reclassifications of prior-year amounts have been made to the current method of presentation. These reclassifications had no effect on previously reported consolidated net income or shareholders' equity, and consist principally of showing PacifiCorp as a discontinued operation.

Use of estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the US requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, expenses and disclosure of contingent assets and liabilities at the date of the financial statements. These estimates involve judgments with respect to numerous factors that are difficult to predict and are beyond management's control. As a result, actual results could differ materially from these estimates.

Cash and cash equivalents—For the purposes of these consolidated financial statements, the Company considers all liquid investments with maturities of three months or less at the time of acquisition to be cash equivalents.

Accounts receivable and accounts payable—Accounts receivable and accounts payable represent amounts due from customers and owed to vendors. This includes settled but unpaid amounts relating to the Company's activities associated with origination and marketing, natural gas storage, hub services, and energy management. Certain of these receivables and payables with individual counterparties are subject to master netting agreements whereby the Company has the legal right to offset and the balances are settled on a net basis. Receivables and payables subject to such agreements are presented in the Company's Consolidated Balance Sheets on a net basis.

The Company has no allowance for doubtful accounts at March 31, 2006 and 2005, respectively. There were no write-offs of uncollectible accounts for the years ended March 31, 2006 and March 31, 2005, respectively.

Inventories—The Company's inventories included stored natural gas and spare parts. Inventories are valued at the lower of average cost or market. The inventory balance at March 31, 2006, was $153.5 million, comprised of $150.4 million of stored natural gas and $3.1 million in spare parts. The inventory balance at March 31, 2005, was $40.2 million, comprised of $36.7 million of stored natural gas and $3.5 million in spare parts.

Margin deposits—As credit support for electricity and natural gas purchase and sales transactions and risk management activities, the Company deposits or receives cash as margin deposits. At March 31, 2006 and 2005, the Company had deposited net amounts of $96.4 million and $56.8 million, respectively, under such arrangements.

Derivatives—In April 2001, the Company adopted SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities*, as amended by interpretations of the Derivatives Implementation Group (the "DIG") that are approved by the Financial Accounting Standards Board ("FASB"). Subsequent revisions were made in SFAS No. 138, *Accounting for Certain Derivative Instruments and Certain Hedging Activities*, and SFAS No. 149, *Amendment of Statement 133 on Derivative Instruments and Hedging Activities* ("SFAS No. 149") (collectively, "SFAS No. 133"). Under SFAS No. 133, derivative instruments are measured at fair value and recognized as either assets or liabilities on the Consolidated Balance Sheets, unless they qualify for the exemptions codified by the standards. Derivatives or any portions thereof that are not designated as a hedge are adjusted to fair value through income. For further discussion, see Note 3.

Property, plant and equipment—Property, plant and equipment are stated at original cost of contracted services, direct labor and materials during acquisition, construction, and installation. The Company capitalizes interest costs on projects over $1.0 million in cost that have construction activities with duration in excess of six months. The Company capitalized interest of $9.2 million and $0.0 million for the years ended March 31, 2006 and 2005, respectively. The Company's unamortized computer software costs were $13.6 million at March 31, 2006 and $10.5 million at March 31, 2005.

Depreciation and amortization—The Company has established the depreciable lives of its property, plant and equipment by categories, which are as follows: 30 years for electricity generation plants, 25-40 years for natural gas storage assets, and 3-7 years for furniture, fixtures, software, and other equipment. Depreciation and amortization are computed by the straight-line method, less estimated salvage value, over the assets' estimated useful lives.

Goodwill—Goodwill represents the excess of the fair value of the purchase cost of acquired subsidiaries over the fair value of the net assets acquired. Goodwill is carried at cost. Effective April 1, 2002, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 142, *Goodwill and Other Intangible Assets* ("SFAS No. 142"). SFAS No. 142 requires that goodwill be tested for impairment at the reporting unit level (operating segment or one level below an operating segment) on an annual basis and between annual tests in certain circumstances. The performance of the test involves a two-step process. The first step of the impairment test involves comparing the fair value of the Company's reporting unit with the reporting unit's carrying amount, including goodwill. The Company generally determines the fair value of its reporting units using the expected present value of future cash flows, giving consideration to the market comparable approach. If the carrying amount of the Company's reporting unit exceeds the reporting unit's fair value, the Company performs the second step of the goodwill impairment test to determine the amount of impairment loss. The second step of the goodwill impairment test involves comparing the implied fair value of the Company's reporting unit's goodwill with the carrying amount of that goodwill. For further discussion, see Note 5.

Investment in unconsolidated joint ventures—The Company has non-controlling non-majority owned interests in joint ventures, all of which are renewable energy generators or are planned to be renewable energy generators. At March 31, 2006, these entities are PPM Colorado Wind Ventures, Inc., Flat Rock Windpower, LLC, which does business as Maple Ridge Windpower ("Maple Ridge"), and Flat Rock Windpower II, LLC, which is in the process of developing additional generation adjacent to the Maple Ridge site. The Company owns a 50% interest in these entities. The Company's investment in these joint ventures is included on the Consolidated Balance Sheets under the equity method of accounting as Investment in unconsolidated joint ventures. Earnings recognized under the equity method are reflected on the Statements of Consolidated Income (Loss) as Earnings (loss) from equity investments.

Variable-interest entities—In December 2003, the FASB issued revised FIN 46R, *Consolidation of Variable-Interest Entities, an Interpretation of Accounting Research Bulletin No. 51*, ("FIN 46R"), which requires that existing unconsolidated variable-interest entities ("VIE") to be consolidated by their primary beneficiaries if the entities do not effectively disperse risks among parties involved. FIN 46R was to be applied to

those entities that are considered to be special-purpose entities no later than the end of the first interim or annual period ending after December 15, 2003. The application of FIN 46R to special-purpose entities as of December 31, 2003 had no impact on the Company's consolidated financial statements. FIN 46R is effective for all VIEs no later than the end of the first interim or annual period ending after March 15, 2004. The adoption of this issue did not have a material impact on the Company's consolidated financial statements.

In general, a VIE is a corporation, partnership, trust or any other legal structure used for business purposes whose equity investors lack the characteristics of a controlling financial interest or whose equity investment at risk is not sufficient to support the entity's activities without additional subordinated financial support. FIN 46R requires a VIE to be consolidated by a company if that company is subject to a majority of the risk of loss from the VIE's activities or is entitled to receive a majority of the VIE's residual returns. The company that is required to consolidate the VIE is called the primary beneficiary. FIN 46R requires deconsolidation of a VIE if a company is not the primary beneficiary of the VIE. For further discussion, see Note 12.

Asset impairments—Effective April 1, 2001, the Company adopted SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets* ("SFAS No. 144"). For further discussion, see Note 6.

Income taxes—The Company uses the asset and liability method of accounting for deferred income taxes. Deferred tax assets and liabilities reflect the expected future tax consequences, based on enacted tax law, of temporary differences between the tax basis of assets and liabilities and their financial reporting amounts. A valuation allowance is recorded for deferred amounts for which the Company estimates it is more likely than not that all or a portion of a deferred tax asset will not be realized.

Stock-based compensation—As permitted by SFAS No.123, *Accounting for Stock-Based Compensation* ("SFAS No. 123"), the Company accounts for its stock-based compensation arrangements, primarily employee stock options, under the intrinsic value recognition and measurement principles of Accounting Principles Board ("APB") Opinion No. 25, *Accounting for Stock Issued to Employees* ("APB No. 25"), and related interpretations in accounting for employee stock options issued to employees. Under APB No. 25, because the exercise price of employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recorded if the ultimate number of shares to be awarded is known at the date of the grant. All options are issued in ScottishPower, plc (ScottishPower") American Depository Shares, as discussed in Note 16. Had the Company determined compensation cost based on the fair value at the grant date for all stock options vesting in each period under SFAS No. 123, Net (loss) income from continuing operations would not have been materially affected.

Revenue recognition—Revenues from sales of wholesale energy and natural gas, and natural gas storage services are recognized when persuasive evidence of an arrangement exists, delivery has occurred or the services have been rendered, the sales price is fixed or determinable and collection of the related receivable is reasonably assured. Title and risk of loss generally passes to the customer at the time of delivery of the services. For multiple element arrangements, the Company defers the fair value of any undelivered elements until the relevant element is delivered.

Derivative transactions designated as held for energy trading are accounted for under the mark-to-market method of accounting with the net change in fair value recorded in the Statements of Consolidated Income (Loss) in the period of change. Trading activity is presented on a net basis in accordance with Emerging Issues Task Force ("EITF") Issue No. 02-03, *Issues Involved in Accounting for Derivative Contracts Held for Trading Purposes and Contracts Involved in Energy Trading and Risk Management Activities.*

Purchased power and natural gas—The cost of purchased power and natural gas for hedging, balancing and optimization activities is recorded in the Statements of Consolidated Income (Loss) as purchased power and natural gas expense. The cost of natural gas purchased for consumption in the Company's generation projects is recorded as fuel expense. Certain hedging, balancing and optimization activity is presented net in accordance with EITF Issue No. 03-11, *Reporting Realized Gains and Losses on Derivative Instruments That Are Subject to SFAS No. 133 and Not 'Held for Trading Purposes' As Defined in EITF Issue No. 02-03: Issues Involved in Accounting for Derivative Contracts Held for Trading Purposes and Contracts Involved in Energy Trading and Risk Management Activities* ("EITF 03-11").

New accounting standards

SFAS No. 123R—This Statement is a revision of FASB Statement No. 123, *Accounting for Stock-Based Compensation.* It supersedes APB Opinion No. 25, *Accounting for Stock Issued to Employees,* and its related implementation guidance. The Statement establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services. It also addresses transactions in which an entity incurs liabilities in exchange for goods or services that are based on the fair value of the entity's equity instruments or that may be settled by the issuance of those equity instruments. This Statement focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions. This Statement is effective as of the beginning of the first interim or annual reporting period that begins after December 15, 2005. The adoption of this statement is not expected to have a material impact on the Company's consolidated financial position or results of operations.

SFAS No. 154—In May 2005, the FASB issued SFAS No. 154, *Accounting Changes and Error Corrections* ("SFAS No. 154"), which replaces APB Opinion No. 20, *Accounting Changes* ("APB No. 20") and SFAS No. 3, *Reporting Accounting Changes in Interim Financial Statements.* SFAS No. 154 applies to all voluntary changes in accounting principle and also applies to changes required by an accounting pronouncement that does not include specific transition provisions. Retrospective application is required to prior periods' financial statements of changes in accounting principle and must be limited to the direct effects of the change. When it is impracticable to determine the period-specific effects of an accounting change on one or more individual periods presented, the new accounting principle shall be applied to the balances of assets and liabilities as of the beginning of the earliest period for which retrospective application is practicable and a corresponding adjustment be made to the opening balance of retained earnings for that period. The guidance contained in APB No. 20 for reporting the correction of an error in previously issued financial statements and a change in accounting estimate is carried forward in SFAS No. 154 without change. This Statement is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The adoption of this statement is not expected to have a material impact on the Company's consolidated financial position or results of operations.

SFAS No. 155—This Statement amends FASB Statements No. 133, Accounting for Derivative Instruments and Hedging Activities, and No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities. This Statement resolves issues addressed in Statement 133 Implementation Issue No. D1, "Application of Statement 133 to Beneficial Interests in Securitized Financial Assets." The statement: (a) permits fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation; (b) clarifies which interest-only strips and principal-only strips are not subject to the requirements of Statement 133; (c) establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation; (d) clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives and (e) amends Statement 140 to eliminate the prohibition on a qualifying special-purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. This Statement is effective for all financial instruments acquired or issued after the beginning of an entity's first fiscal year that begins after September 15, 2006. The adoption of this statement is not expected to have a material impact on the Company's consolidated financial position or results of operations.

FSP SFAS No. 115-1—In July 2005, the EITF decided not to provide additional guidance on the meaning of other-than-temporary impairment, but directed the staff to issue proposed FSP EITF No.03-1-a, *Implementation Guidance for the Application of Paragraph 16 of EITF Issue No. 03-1,* as final. The final FSP will supersede EITF No. 03-1, *The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments* ("EITF No. 03-1"), and EITF Topic D-44, *Recognition of Other-Than-Temporary Impairment upon the Planned Sale of a Security Whose Cost Exceeds Fair Value,* ("EITF D-44"). The final FSP (re-titled FSP SFAS No. 115-1, *The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments*) will replace the guidance set forth in paragraphs 10-18 of EITF No. 03-1 with references to existing other-than-temporary impairment guidance, such as SFAS No. 115, *Accounting for Certain Investments in Debt and Equity Securities,* SEC Staff Accounting Bulletin No. 59, *Accounting for Non-current Marketable Equity Securities,* and APB Opinion No. 18, *The Equity Method of Accounting for Investments in Common Stock.* In November 2005, the FASB released FASB Staff Position ("FSP") SFAS No. 115-1, *The Meaning of Other-Than Temporary Impairment and Its Application to Certain Investments.* FSP FAS No. 115-1 states that an

investment is impaired if the fair value of the investment is less than its cost and also clarified that an investor should recognize an impairment loss no later than when the impairment is deemed other than temporary, even if a decision to sell has not been made. This guidance shall be applied to reporting periods beginning after December 15, 2005. The adoption of the measurement and recognition guidance of FSP SFAS No. 115-1, is not anticipated to have a material impact on the Company's consolidated financial position or results of operations.

Note 2—Sale of PacifiCorp and discontinued operations

Sale of PacifiCorp

In November 2004, the Board began a strategic review of PacifiCorp as a result of its performance and the significant investment it required in the immediate future. In May 2005, the Board concluded that in light of the prospects for PacifiCorp, the scale and timing of the capital investment required and the likely profile of returns, shareholders' interest were best served by a sale of PacifiCorp and a return of capital to shareholders. As a consequence, the group undertook a review of the carrying value of the goodwill allocated to the PacifiCorp reporting segment as of March 31, 2005. The estimated recoverable value was based on net realizable value, with reference to the price of comparable businesses, recent market transactions and the estimated proceeds from disposal. This resulted in a charge in the year ended March 31, 2005 for the impairment of goodwill of $2,611.0.

On May 23, 2005, ScottishPower and SPHI executed the Stock Purchase Agreement providing for the sale of all PacifiCorp common stock to MidAmerican for a value of approximately $9.4 billion, consisting of approximately $5.1 billion in cash plus approximately $4.3 billion in net debt and preferred stock, which remains outstanding at PacifiCorp.

The PacifiCorp sale to MidAmerican was completed on March 21, 2006. The following summarizes the gain calculation on the sale of PacifiCorp:

	March 21, 2006
	(Millions of dollars)
Cash received	$ 5,109.5
Accrued disposal costs	(181.3)
Net disposal proceeds	4,928.2
Book value of PacifiCorp net assets disposed:	
Current assets	1,114.4
Non-current assets	12,398.0
Current liabilities	(1,247.4)
Non-current liabilities	(7,492.0)
	4,773.0
Pre tax gain on sale of PacifiCorp	155.2
Tax credit	21.6
After-tax gain on disposal of PacifiCorp	$ 176.8

Discontinued operations

As a result of the Stock Purchase Agreement and subsequent sale, the assets and liabilities of PacifiCorp and its subsidiaries have been reclassified and accounted for as discontinued operations held for sale at March 31, 2005 in the Consolidated Balance Sheets, in accordance with SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets* ("SFAS No. 144"). The results of operations and cash flows for PacifiCorp and its subsidiaries have also been reported on a net basis as discontinued operations for each of years ended March 31, 2006 and 2005 in the Consolidated Statements of Income and Cash Flows.

The following summarizes the results of the discontinued operations for the years ended March 31, 2006 and 2005. Depreciation and amortization have been discontinued as of May 23, 2005, the date from which PacifiCorp was deemed to be held for sale, in accordance with SFAS No. 144. This amounted to $340.7 million (less taxes of $128.7 million) for the year ended March 31, 2006.

	Years ended March 31,	
	2006	2005
	(Millions of dollars)	
Operating revenues	$3,820.2	$ 3,043.0
Operating costs and other expenses (a)	2,888.8	5,181.3
Operating income before income taxes	931.4	(2,138.3)
Gain on disposal of PacifiCorp	176.8	—
Income tax expense	339.4	188.5
Income from discontinued operations	$ 768.8	$(2,326.8)

(a) The March 31, 2005 operating costs and other expenses include $2,611.0 million of impairment charges related to goodwill.

PacifiCorp is party to a 15-year operating lease for the Company's West Valley facility. The lease will expire on December 31, 2017, unless PacifiCorp exercises a lease termination option or a facility purchase option, which are provided under the lease agreement. Prior to the closing of the sale of PacifiCorp, the associated lease expense of the discontinued operations and the lease revenue of the continuing operations have been eliminated for purposes of the Consolidated Statements of Income. Subsequent to the closing of the sale of PacifiCorp to MidAmerican, the continuing operations include lease revenue from PacifiCorp. West Valley lease expense of the discontinued operations for the years ended March 31, 2006 and 2005 was $16.4 million and $17.0 million.

Accounting for the electric utility operations conforms to accounting principles generally accepted in the United States of America as applied to regulated public utilities and as prescribed by agencies and the commissions of the various locations in which the electric utility business operates. The discontinued operations of PacifiCorp operated as a regulated public utility, and its electric utility operations were accounted for in accordance with SFAS No. 71 until the sale closing date of March 21, 2006.

Note 3—Derivative instruments

The Company's principal subsidiaries engage in the development, acquisition, management and operation of thermal and renewable generation resources, the origination and marketing of wholesale electricity and natural gas and provide natural gas storage and hub services and energy management activities. Thus, the Company's business is exposed to risks relating to, but not limited to, changes in certain commodity prices and counterparty performance. The Company enters into derivative instruments, including electricity and natural gas forwards, options and swaps to manage its exposure to commodity price and volume risk. The Company has policies and procedures to manage the risks inherent in these activities and actively monitors its compliance.

The risk management process established by the Company is designed to identify, assess, monitor and manage each of the various types of risk involved in the Company's business and activities. The risk management process is also designed to measure quantitative market risk exposure and to identify qualitative market risk exposure. Consistent with the Company's risk management policy, the Company enters into various transactions, including derivative transactions, to assist in managing the volatility relating to these exposures. The risk management policy governs energy purchase and sales activities and is designed for hedging the Company's existing energy and asset exposures and, to a limited extent and within established guidelines, permits arbitrage activities to take advantage of market inefficiencies. The policy also governs the Company's use of derivative instruments, as well as its energy purchase and sales practices, and describes the Company's credit policy and management information systems required to effectively manage and monitor the use of derivatives. The Company's risk management policy provides for the use of only those instruments that have a close volume or price correlation with its portfolio of assets, liabilities or anticipated transactions. The risk management policy includes, as a strategic objective, that such instruments will be primarily used for hedging, including commodity price risk management.

Derivative instruments are recorded on the Consolidated Balance Sheets as an asset or liability measured at estimated fair value, with changes in fair value recognized in earnings unless specific hedge accounting criteria are met. As contracts settle, they are recorded in the Statements of Consolidated Income (Loss).

In July 2003, the EITF issued EITF No. 03-11, which the Company adopted effective January 2004. This pronouncement provides guidance on whether to report realized gains or losses on physically settled derivative contracts not held for trading purposes on a gross or net basis and requires realized gains or losses on derivative contracts that do not settle physically to be reported on a net basis. As a result, the Company netted certain contracts previously recorded on a gross basis in Revenues and Purchased power expenses. The adoption of EITF 03-11 had no impact on the Company's consolidated net income (loss) and all periods presented are consistent with the requirements of EITF 03-11.

The accounting treatment for the various classifications of derivative financial instruments is as follows:

Normal purchases and normal sales—Contracts designated as normal purchases and normal sales are excluded from the requirements of SFAS No. 133. The realized gains and losses on these contracts are reflected in the Statements of Consolidated Income (Loss) at the contract settlement date.

Trading activity—Contracts qualifying as derivatives within the scope of SFAS No. 133 and considered to be associated with trading activities are accounted for under mark-to-market accounting. Both realized and unrealized gains and losses are reflected in the Statements of Consolidated Income (Loss) as a net component of Revenues.

Non-trading activity—Contracts qualifying as derivatives within the scope of SFAS No. 133 and not considered to be associated with trading activities are accounted for under mark-to-market accounting, and the unrealized gains and losses are recorded in the Statements of Consolidated Income (Loss) as Purchased power and natural gas expense for purchase contracts and Revenues for power and natural gas sales contracts. Realized gains and losses are reported in a similar manner to the extent they are physically settled. If settled net, they are reported as a net component of Revenues.

The Company has the following types of commodity transactions within its business:

Wholesale electricity purchase and sales contracts—The Company manages its energy resources and requirements by integrating plant operations, contract dispatch and energy management activities with various commodity purchase and sale commitments (such as tolling arrangements and electricity purchase contracts), transportation and transmission agreements. Optimization benefits are derived from displacing plant operations with low-priced market purchases and selling or storing the displaced natural gas as well as using contract delivery flexibility to manage location price differentials in both natural gas and electricity. These processes involve hedging transactions, which may include the purchase and sale of firm capacity and energy under long-term contracts, forward physical or financial contracts for the purchase and sale of a specified amount of capacity, electricity at a specified price over a given period of time (typically for one month, three months or one year) and forward purchases and sales of transmission and transportation service.

Natural gas and other fuel purchase contracts—The Company enters into long-term and short-term natural gas contracts to provide adequate fuel resources to its thermal generation facilities and manage its storage exposures. These contracts generally have limited optionality and require the Company to take physical delivery of the commodity.

Financial natural gas contracts and basis swaps—The Company also enters into forward financial natural gas contracts to manage its exposures relative to the changes in forward market prices for natural gas. These exposures include changes in the value of owned generation arising from changes in heat rates and changes in the value of contracted storage positions arising from seasonal price differentials. Additionally, PPM may also enter into basis swaps to protect the value of contracted transport against changes in location differentials due to basis risk.

To mitigate exposure to credit risk, the Company has entered into master netting agreements with most of its significant trading counterparties. These agreements reduced the Company's credit exposure by approximately $3.9 million at March 31, 2006, and $0.3 million at March 31, 2005. Unrealized gains and losses on contracts

with parties under master netting agreements are presented net in the consolidated financial statements. Beyond these agreements the Company mitigates its risk exposure with other agreements, accounts receivable and accounts payable netting and other normal credit activities necessary to minimize its overall exposure.

The following table summarizes the SFAS No. 133 movements:

	Net Derivative Asset (Liability)	Deferred Tax Asset (Liability)	Accumulated Income (Loss)
	(Millions of dollars)		
Balance at March 31, 2005	$ 156.4	$(57.9)	$ 98.5
Contracts realized or otherwise settled during the year	134.0	(51.3)	82.7
Other changes in fair value (a)	(158.5)	51.5	(107.0)
Other activity	2.0	11.8	13.8
Balance at March 31, 2006 (b)	$ 133.9	$(45.9)	$ 88.0

(a) Other changes in fair values include the effects of changes in market prices, inflation rates and interest rates, including those based on models, and on new and existing contracts for the year ended March 31, 2006. $(24.0) million of change in fair value of derivative instruments was due to an out-of-the-money contract assumption that the Company was compensated for in cash. The amount of compensation was $35.0 million with $11.0 million recorded in deferred revenue.

(b) The fair values of contracts outstanding relate primarily to non-trading activity, with trading activity being immaterial.

	Maturity less than 1 year	Maturity 2-3 years	Maturity 4-5 years	Maturity in excess of 5 years	Total fair value
	(Millions of dollars)				
Fair Value of Contracts at March 31, 2006					
Prices based on quoted market prices from third party sources	$27.3	$30.4	$62.4	$13.3	$133.4
Prices based on models and other valuation methods	—	—	—	0.5	0.5
Total	$27.3	$30.4	$62.4	$13.8	$133.9

Short-term contracts, without explicit or embedded optionality, are valued based upon the relevant portion of the forward market price curve. Contracts with explicit or embedded optionality and long-term contracts are valued by separating each contract into its component physical and financial forward, swap and option legs. Forward and swap legs are valued against the appropriate market curve. The optionality is valued using a modified Black-Scholes model approach or a stochastic simulation (Monte Carlo) approach. Each option component is modeled and valued separately using the appropriate forward market price curve.

The forward market price curve is derived using daily market quotes from independent energy brokers, as well as direct information received from third-party offers and actual transactions executed by the Company. For long-term contracts extending beyond six years, the forward price curve is based upon market quotes, if available, or the use of a fundamentals model (cost-to-build approach), due to the limited information available. The fundamentals model is updated at least quarterly, or more often as warranted, to reflect changes in the market.

Standardized derivative contracts that are valued using market quotations, as described above, are classified in the table below as "prices based on quoted market prices from third party sources". All remaining contracts, which include non-standard contracts and contracts for which market prices are not routinely quoted, are classified as "prices based on models and other valuation methods".

Note 4—Related-party transactions

There are no loans or advances between the Company and ScottishPower. PGHC and ScottishPower UK plc ("SPUK"), a subsidiary of ScottishPower have an intercompany loan agreement that permits funds to be advanced to either party. An additional agreement permits loans between PPM and PPM Energy Canada, Ltd. (formerly PacifiCorp Energy Canada, Ltd., hereinafter referred to as "PECL"), an indirect subsidiary of ScottishPower. The Company does not maintain a centralized cash or money pool. Therefore, funds of each

company are not commingled with funds of any other company. Other affiliate transactions that the Company enters into may be subject to certain approval and reporting requirements of the regulatory authorities.

The following tables detail the Company's transactions and balances with unconsolidated related parties:

	Years ended March 31,	
	2006	2005
	(Millions of dollars)	
Amounts due from affiliated entity:		
SP NA2:		
Note receivable (a)	2,731.4	—
Interest receivable (a)	4.5	
	$2,735.9	$ —
Amounts due to affiliated entities:		
SPUK:		
Accounts payable (b)	$ 42.4	$ 1.1
Note payable (c)	884.0	130.0
Interest payable (c)	0.1	
PUKL:		
Interest payable (d)	—	48.1
SPF2:		
Interest payable (d)	0.4	—
PECL:		
Accounts payable (e)	56.7	53.7
Note payable (f)	86.2	37.5
	$1,069.8	$ 270.4
PUKL:		
Stock subscription liability (g)	$ —	$2,375.0
SPF2:		
Note payable to affiliate (g)	2,731.0	—
	$2,731.0	$2,375.0
Revenues from affiliated entities:		
SPUK	$ —	$ 3.1
PECL (e)	98.2	173.4
SP NA2 (a)	4.5	—
	$ 102.7	$ 176.5
Expenses incurred from affiliated entities::		
SPUK:		
Expenses (b)	$ 18.7	$ 16.1
PGHC interest expense (c)	28.4	4.6
PHI interest expense	—	160.3
PUKL:		
Interest expense (d)	76.7	—
SPF2:		
Interest expense (d)	68.8	—
PECL:		
Expenses (e)	807.2	139.3
	$ 999.8	$ 320.3

(a) At March 31, 2006, SPHI had a note receivable and related interest income from ScottishPower NA2 Limited ("SP NA2"). The obligation bears interest based on the LIBOR plus a margin of 0.5%. At March 31, 2006, the interest rate was 5.44%. This note and the SPF2 note (see (g) below) have each been repaid and terminated on July 31, 2006.

(b) Expenses and liabilities primarily represent amounts allocated to the Company for services received under the cross-charge policy. SPUK also recharged the Company for payroll costs and related benefits of SPUK employees working on international assignment in the United States.

(c) At March 31, 2006 and March 31, 2005, PGHC had a note payable and related interest expense to SPUK. The obligation bears interest based on LIBOR.

(d) Represents interest payable and expense on stock subscription liability and notes payable described in (g) below.

(e) PPM has contractual arrangements with PECL to purchase and sell natural gas. Such transactions are settled via affiliated borrowing arrangements and are reported net in revenue when appropriate.

(f) PPM has arranged for a reciprocal borrowing facility with PECL. The obligation bears interest based on LIBOR plus an applicable margin.

(g) The amount outstanding at March 31, 2005 represents the stock subscription liability to PacifiCorp UK Limited ("PUKL") for a subscription of 1,250,000 shares of stock. The stock subscription liability was payable in various annual installments between December 31, 2012 and December 31, 2017 and bore interest at 6.75% annually. In September 2005, SPHI obtained seven new floating rate notes payable totaling $2.731 billion from SP Finance 2 Limited ("SPF2"). The proceeds of these notes payable were used to repay the stock subscription liability of $2.375 billion, outstanding interest of $92.7 million and a redemption premium of $263.3 million. The redemption premium was treated as a return of capital and was recorded net of tax in Common shareholders' capital. The amount outstanding at March 31, 2006 represents the notes payable under the new facility with maturity dates ranging from March 2007 through June 2007 and bearing interest at LIBOR plus a margin of 0.45%. At March 31, 2006, the interest rate was 5.43%.

Commencing on April 1, 2004, the Company, PacifiCorp and "SPUK" implemented a cross-charge policy governing the allocation of costs incurred by the Company, PacifiCorp and SPUK, on behalf of one another. This policy, approved by the SEC in its administration of the Public Utilities Holding Company Act, permits the Company to receive certain administrative services, priced at cost, from either PacifiCorp or SPUK. These include shareholder services, investor relations, management and human resource services. Cross-charges from SPUK to the Company amounted to $9.5 million and $3.2 million for the years ended March 31, 2006, and 2005, respectively and were recorded in Operations and maintenance expense. Cross-charges relating to the discontinued operations of PacifiCorp are not included in these totals.

On December 29, 2004, the Company paid $11.0 million to principal shareholders in Atlantic Renewable Energy Corp.("AREC") for all of AREC's outstanding shares. These shareholders became employees of the Company. On February 15, 2005, the Company paid $1.3 million to partners in Atlantic Renewable Project ("ARP"), who were also formerly principal shareholders in AREC, for their entire interest in ARP. The primary asset of ARP is a 50.0% interest in Maple Ridge.

PPM paid to the City of Klamath Falls ("Klamath Falls"), the owner of the Klamath Co-Generation Project which is operated by the Company, an amount equal to $1.4 million, which represents the Company's share of the SPHI credit support fee billed to Klamath Falls. At March 31, 2006, PPM had payables totaling $100,000 outstanding to Klamath Falls for its share of these fees.

Note 5—Goodwill

In December 2002, the Company acquired the Katy gas storage facility at an adjusted purchase price of $160.1 million, including transaction costs, in a cash transaction. The identifiable assets and liabilities acquired in the business combination were recorded at fair value and included assets of $142.0 million and liabilities of $1.6 million. The difference between the fair value of the net assets and the purchase price, approximately $19.7 million, was recorded as Goodwill, and there were no other intangible assets recorded associated with this transaction.

As required by SFAS No. 142, the Company performs an annual goodwill impairment test and updates the test if events or circumstances occur that would more likely than not reduce the fair value of a reporting unit below its carrying amount. As part of this test, projections regarding estimated future cash flows and other factors are made to determine the fair value of the respective assets. If these estimates or related projections change in the future, the Company may be required to record impairment charges for these assets. The Company applies what it believes to be the most appropriate valuation methodology for the purposes of this test. If the Company had established different reporting units or utilized different valuation methodologies the impairment test could have resulted in different outcomes. As market conditions change, in addition to performing the annual goodwill impairment analysis required by SFAS No. 142, management reviews for any indicators that the fair value of a reporting unit could be below carrying value and assess goodwill for impairment as appropriate. The annual test was last completed on September 30, 2005 and the Company determined that there was no impairment losses related to goodwill. As of March 31, 2006, no impairment loss was recorded.

Note 6—Asset impairments

Long-lived assets to be held and used by the Company are reviewed for impairment when events or circumstances indicate costs may not be recoverable. Such reviews are performed in accordance with SFAS No. 144. Impairment losses on long-lived assets are recognized when book values exceed expected undiscounted future cash flows with the impairment measured on a discounted future cash flows basis. During 2006, the Company determined that certain of its wind generation sites would not be developed further and recognized a charge of $4.1 million to write off these sites.

Note 7—Asset retirement obligations and accrued environmental costs

Asset retirement obligations

The Company is required under SFAS No. 143 to record the fair value of an asset retirement obligation as a liability in the period in which the obligation was incurred. At the same time the liability is recorded, the costs of the asset retirement obligation must be recorded as an addition to the carrying amount of the related asset. Over time, the liability is accreted to its present value and the addition to the carrying amount of the asset is depreciated over the asset's useful life. Upon retirement of the asset, the Company will settle the retirement obligation against the recorded balance of the liability. Any difference in the final retirement obligation cost and the liability will be charged or credited to earnings. The Company does not recognize liabilities for asset retirement obligations for which the fair value cannot be reasonably estimated.

In March 2005, the FASB issued FASB Interpretation No. 47, *Accounting for Conditional Asset Retirement Obligations—an Interpretation of FASB Statement No. 143 ("FIN 47")*. FIN 47 clarifies that an entity is required to recognize a liability for the fair value of a conditional asset retirement obligation when incurred if the liability's fair value can be reasonable estimated. The Company adopted FIN 47 for the year ended March 31, 2006 and the adoption had no impact on its consolidated financial position and results of operations.

The Company's asset retirement obligations were as follows:

	Years ended March 31,	
	2006	2005
	(Millions of dollars)	
Liability recognized at beginning of period	$ 1.0	$ 0.9
Liabilities incurred	4.7	—
Revisions of estimated cashflows	0.5	—
Accretion expense	0.3	0.1
Liability recognized at end of period	$ 6.5	$ 1.0

Accrued environmental costs

The Company's policy is to accrue environmental cleanup-costs of a non-capital nature when those costs are believed to be probable and can be reasonably estimated. The quantification of environmental exposures is based on assessments of many factors, including changing laws and regulations, advancements in environmental technologies, the quality of information available related to specific sites, the assessment stage of each site investigation, preliminary findings and the length of time involved in remediation or settlement. The Company hires external consultants from time to time to conduct studies in order to establish reserves for various site environmental remediation costs. The Company is subject to cost-sharing agreements with other potentially responsible parties based on decrees, orders and other legal agreements. In these circumstances, the Company assesses the financial capability of other potentially responsible parties and the reasonableness of the Company's apportionment. These agreements may affect the range of potential loss. Additionally, the Company may benefit from excess insurance policies that may cover some of the cleanup costs if costs incurred exceed certain amounts.

The Company assesses its potential obligations to perform environmental remediation on an ongoing basis. As a result of studies performed during the year ended March 31, 2006, the Company determined that its reserves

were adequate and reflected its most likely estimate for probable liabilities. Remediation costs that are fixed and determinable have been discounted to their present value using credit-adjusted, risk-free discount rates based on the expected future annual borrowing rates of the Company. The liability recorded was $4.3 million at March 31, 2006 and March 31, 2005, and is included as part of Deferred credits—other.

Note 8—Long-term debt and lease obligations

Capital lease—The Company does not own, but is contractually entitled to 46.89% of the output from a 484 MW thermal generating facility located in Klamath Falls, Oregon, which is reported as a capital lease obligation and is also included in Property, plant and equipment in the Consolidated Balance Sheets.

The Company's capital lease assets and capital lease obligations were as follows:

	Years ended March 31,	
	2006	2005
	(Millions of dollars)	
Capitalized lease asset	$156.8	$156.8
Less accumulated amortization	(23.5)	(18.3)
Total	$133.3	$138.5
Capitalized lease obligation, 7.0 to 9.7% through 2025	$145.3	$148.8
Less current maturities	(3.8)	(3.5)
Total	$141.5	$145.3

The Company made interest payments under the capital lease of approximately $10.5 million and $10.7 million for the years ended March 31, 2006 and 2005, respectively.

Operating leases—The Company leases its offices in Portland, Oregon and Houston, Texas and the majority of the land for its renewable generation and natural gas storage facilities under operating leases with various terms and conditions. The office leases require the Company to pay applicable operating and maintenance expenses, excluding depreciation. Terms of these leases are for up to 10 years. The land leases require the Company to pay all real and personal property taxes, remove all structures and equipment on lease expiration (see Note 7 for a discussion of the Company's asset retirement obligations), and certain leases provide for royalty or revenue sharing payments. Net rent expense under these arrangements was $3.2 million and $3.1 million for the years ended March 31, 2006 and 2005, respectively.

Renewable Energy Arrangements—In May 2003, the EITF issued EITF No. 01-8, *Determining Whether an Arrangement Contains a Lease* ("EITF 01-8") which generally states that the evaluation of whether an arrangement contains a lease within the scope of SFAS No. 13, *Accounting for Leases*, should be based on the substance of the arrangement. The Company has determined that certain long-term power purchase agreements from renewable generation facilities are capital leases; however, payments under most of these arrangements are based on availability of wind sufficient for generation, do not include minimum lease payments and have been determined to be contingent rentals and, accordingly, no asset or obligation has been recorded on the Company's Consolidated Balance Sheets. Purchased power contingent rentals included in Purchased power for the Statements of Consolidated Income (Loss) were $44.2 million and $41.4 million for the years ended March 31, 2006 and 2005, respectively.

Future minimum payments under capital and operating leases are as follows:

	Capital Leases	Operating Leases	Total Leases
	(Millions of dollars)		
Years ended March 31,			
2007	$ 14.0	$ 4.3	$ 18.3
2008	14.1	3.9	18.0
2009	14.0	3.7	17.7
2010	14.0	3.6	17.6
2011	14.1	3.6	17.7
Thereafter	194.3	59.0	253.3
Total obligations	$264.5	$78.1	$342.6

The amount of interest expense in the future capital lease payments is $119.2 million.

The Company has also determined that certain power sale contracts from its renewable generation facilities are also operating leases. The cost and carrying amounts of these renewable generation facilities the Company has under these operating leases are $756.4 million and $741.0 million at March 31, 2006 and $185.0 million and $178.0 million at March 31, 2005.

Contingent rental income earned under these operating leases included in Revenues for the Statements of Consolidated Income (Loss) were $33.3 million and $14.3 million for the years ended March 31, 2006 and 2005, respectively.

The Company recorded a liability of $57.8 million in respect of royalty payments payable to MidAmerican as a result of the sale of PaifiCorp in March 2006. This charge was recorded against the gain on disposal. At March 31, 2006, $53.8 million is included long-term debt and the remainder of $4.0 million is current.

Note 9—Finance assets

The Company has investments in leveraged leases and a direct finance lease. Net investments in these leases are included in Other current assets, Finance assets, net and Deferred income taxes on the Consolidated Balance Sheets and include the following:

	Years ended March 31, 2006	2005
	(Millions of dollars)	
Rentals receivable (net of principal and interest on the nonrecourse debt)	$ 74.4	$120.9
Estimated residual value of leased assets	45.2	71.8
Less unearned and deferred income	(19.8)	(34.3)
Investment in leases	99.8	158.4
Less deferred taxes arising from leases	(39.1)	(78.6)
Net investment in leases	$ 60.7	$ 79.8

During the fiscal year ended March, 31, 2006, pre-tax impairment charges of $45.3 million were recorded in relation to investments in leveraged leases, a direct finance lease, and assets under operating leases. The impairments were assessed based upon a review of the bankruptcy and credit risk status of lessees, and a comparison of lease carrying value with other market based data where available.

Note 10—Commitments and contingencies

The Company follows SFAS No. 5, *Accounting for Contingencies*, to determine accounting and disclosure requirements for contingencies. Reserves are established when required, in management's judgment, and disclosures regarding litigation, assessments and creditworthiness of customers or counterparties, among others, are made when appropriate. The evaluation of these contingencies is performed by various specialists inside and outside of the Company.

Litigation—From time to time, the Company is a party to various legal claims, actions, complaints and disputes, certain of which involve material amounts. The Company currently believes that disposition of these matters will not have a material adverse effect on the Company's consolidated financial position, results of operations or liquidity.

Environmental Issues—The Company is subject to numerous environmental laws, including the Federal Clean Air Act and various state air quality laws; the Endangered Species Act; the Comprehensive Environmental Response, Compensation and Liability Act, and similar state laws relating to environmental cleanup; the Resource Conservation and Recovery Act and similar state laws relating to the storage and handling of hazardous materials; and the Clean Water Act, and similar state laws relating to water quality. The Company believes that it is in substantial compliance with environmental regulatory and legal requirements and that maintaining continued compliance with current requirements will not materially affect the Company's consolidated financial statements. These laws could potentially impact future operations.

The City of Tacoma—The City of Tacoma filed a complaint against numerous entities, including the Company, alleging violations of the Sherman Antitrust Act by the defendants through concerted efforts to inflate demand for power and in certain cases withholding power. In December 2004, the defendants filed a motion for dismissal, which was granted. The City of Tacoma has filed a notice of appeal, which is pending.

Flint Hills—On February 22, 2005, the United States District Court, District of Kansas dismissed an action seeking to enjoin construction of the Elk River wind project that was filed by the Flint Hills Tallgrass Prairie Heritage Foundation, Inc. The 10th Circuit Court of Appeals upheld the District Court's dismissal on September 7, 2005. The outcome of these proceedings is not expected to have a material impact on the Company.

Millar & Allegheny—James Millar Supply filed a suit against Allegheny Energy Supply and several other entities in June 2002 seeking reimbursement of costs paid pursuant to their various energy contracts and to set aside the contract terms and conditions, alleging the terms were unfair and onerous. PPM was included after the original complaint was amended. The San Francisco Superior Court dismissed the action on October 3, 2005. The outcome of these proceedings is not expected to have a material impact on the Company.

Internal Revenue Service—The Company has pending in the United States District Court for the District of Oregon a suit for refund of taxes and interest for the years 1994 through 1998. The suit arises from the IRS' denial of the Company's claim for a refund of taxes and interest related to a note held by the Company during those years (the "Spring Creek" note). A trial date has not yet been set in the refund action, and the outcome of that action remains uncertain. No adverse financial impact is expected.

FERC ISSUES

FERC Market-Based Rates—In February 2004, Katy Storage and Transportation ("Katy"), an indirect subsidiary of PPM, was granted market-based rate-making authority, which is subject to re-examination if there is a significant change to Katy's market power status. As of September 30, 2005, there has been no change in Katy's market power status which would require an updated review.

California Public Utilities Commission—The California Public Utilities Commission ("CPUC") filed a regulatory complaint regarding contract reforms that were adjudicated by the FERC regarding certain of PPM's contracts with California Department of Water Resources ("CDWR"). The FERC had previously ruled in the Company's favor that reformation of CDWR contracts was unnecessary and the case was dismissed. The CPUC and the California Electricity Oversight Board have appealed FERC's ruling. Oral arguments have been presented and a decision on the appeal is pending with the Ninth Circuit Court of Appeals. The Company is unable at this time to determine the potential impact, if any, of these proceedings.

FERC Market Power Analysis—Pursuant to the FERC's orders granting PacifiCorp and PPM authority to sell capacity and energy at market-based rates, PacifiCorp and PPM are required to submit a joint market power analysis every three years. Under the FERC's current policy, applicants must demonstrate that they do not possess market power in order to charge market-based rates for sales of wholesale energy and capacity in the applicants' control areas. An analysis demonstrating an applicant's passage of certain threshold screens for

assessing generation market power establishes a rebuttable presumption that the applicant does not possess generation market power, while failure to pass any screen creates a rebuttable presumption that the applicant has generation market power. In February 2005, PacifiCorp and PPM submitted a joint triennial market power analysis in compliance with the FERC's requirements. The analysis indicated that PacifiCorp and PPM failed to pass one of the generation market power screens in PacifiCorp's eastern control area and in Idaho Power Company's control area. In May 2005, the FERC issued an order instituting a proceeding pursuant to Section 206 of the Federal Power Act to determine whether PacifiCorp and PPM may continue to charge market-based rates for sales of wholesale energy and capacity in its east control area. Under the terms of the order, PacifiCorp and PPM were required to submit additional information and analysis to the FERC within 60 days to rebut the presumption that PacifiCorp and PPM have generation market power. In June and July 2005, PacifiCorp and PPM filed additional analysis in response to the FERC's May 2005 order. On March 29, 2006 PPM and PacifiCorp submitted a joint filing responding to a deficiency letter of January 27, 2006. On April 10, 2006, PPM filed a motion with FERC to bifurcate and terminate refund liability for transactions after March 21, 2006, which motion was filed as a result of the financial closing of the sale of PacifiCorp. FERC issued an order on June 20, 2006 terminating the Section 206 proceeding and upholding PPM's ability to sell power at market-based rates.

Construction—The Company has an ongoing construction program and, as a part of this program, certain purchase commitments have been made. At March 31, 2006, the Company had firm commitments for turbine purchases and plant construction costs totaling $861.0 million. The Company expects these construction activities will be completed by November 2007 and the commitments will be paid before fiscal year end 2008. These expenditures are subject to continuing review and revision by the Company, and actual costs could vary from these estimates due to various factors.

Facilities—The Company has entered into certain continuing commitments associated with its thermal and renewable generation facilities. These commitments include agreements for operations and maintenance services and equipment warranties. At March 31, 2006, the Company had non-cancelable firm commitments for these costs in fiscal years 2007 through 2010 of $7.2 million, $6.1 million, $3.8 million, and $2.9 million, respectively.

Wholesale purchase and sales contracts—The Company serves a wide variety of electricity and natural gas customers including municipal agencies, public utility districts, investor-owned utilities, producers, and energy marketers. The Company utilizes its thermal energy assets, renewable energy portfolio and gas storage facilities to provide services to its diverse customer base. The Company manages its energy resource requirements by integrating long-term firm, short-term and spot-market purchases with its own generating resources (within the boundaries of the FERC requirements) to meet its commitments for wholesale sales. Optimization benefits are derived from displacing plant operations with low-priced market purchases and selling or storing the displaced natural gas as well as using contract delivery flexibility to manage location price differentials in both natural gas and electricity. In addition, the Company provides firm capacity under tolling arrangements and firm and interruptible storage services and actively manages the value of its gas storage assets. These services are included in the other category in the table below.

As of March 31, 2006, the Company had the following forward purchases and sales commitments under these powers, gas and other arrangements:

	Years ended March 31,							
	Purchases				Sales			
	Gas	Power	Other	Total	Gas	Power	Other	Total
	(Millions of dollars)							
2007	$1,192.0	$346.9	$18.3	$1,557.2	$1,397.8	$333.2	$ 76.9	$1,807.9
2008	57.1	84.8	17.2	159.1	34.2	75.8	80.2	190.2
2009	76.5	65.6	16.9	159.0	27.2	62.8	80.6	170.6
2010	43.1	48.6	15.3	107.0	16.4	62.8	80.9	160.1
2011	29.5	29.0	8.9	67.4	12.4	35.5	79.7	127.6
Thereafter	134.4	22.4	6.8	163.6	—	11.7	29.2	40.9
	$1,532.6	$597.3	$83.4	$2,213.3	$1,488.0	$581.8	$427.5	$2,497.3

Note 11—Guarantees and other commitments

Certain subsidiaries of the Company have, in connection with acquisitions and divestitures, provided indemnification to third parties, which fall within the definition of an indirect guaranty under FASB issued Interpretation No. 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others* ("FIN 45"). FIN 45 requires disclosure of certain direct and indirect guarantees. Also, FIN 45 requires recognition of a liability at inception for certain new or modified guarantees issued after December 31, 2002. The adoption of FIN 45 in January 2003 did not have a material impact on the Consolidated Financial Statements. To the extent that claims based upon the arrangements below are limited by applicable statutes, the limitation periods generally vary from three to six years, depending on the jurisdiction and the nature of the claim.

The following represent the indemnification obligations of the Company as of March 31, 2006 and 2005:

Pursuant to the Stock Purchase Agreement dated October 15, 2001, by and among Marriott International, Inc. ("Marriott"), PFS and Birmingham Syn Fuel I, Inc., PFS, an indirect subsidiary of PGHC, and in turn a subsidiary of the Company, agreed to indemnify Marriott from losses suffered as a result of fraud or breach of representation or warranty, within 30 days of the expiration of the applicable statutory period of limitations. The established deductible and maximum limit (cap) of the indemnification do not apply to certain of the representations and warranties. PFS also agreed to indemnify Marriott and its affiliates for tax liabilities up to the closing date. This indemnity also expires within 30 days after the expiration of the statutory period of limitations. These indemnifications are not expected to result in a material cost to the Company.

In 2002, SPHI was assigned a guarantee that supports $60 million of the City of Klamath Falls' Taxable Second Lien Revenue Bonds Series 1999. The Second Lien Bonds have a maturity of January 1, 2025. In the event that the Klamath Co-Generation Project does not have sufficient funds to make payments to the Second Lien bondholders, the trustee may file a deficiency notice with SPHI requesting funds to support the required payments. Should SPHI fail to provide the funds requested in a deficiency notice, it would be required to repurchase all of the then outstanding Second Lien bonds. In December 2005, SPHI advanced $3.6 million under a guarantee provided in connection with the Klamath Co-Generation Project. The $3.6 million, as well as interest accruing at 8.34% and credit support fees accruing at 5% per annum, were fully repaid in April 2006. Following an assessment of the expected future cashflows of the Klamath Co-Generation project, management of the Company believe that it is probable that the Company will be required to meet this guarantee. The Company recorded a gross charge of $58.8 million and related tax credit of $22.5 million relating to probable liabilities in relation to the credit support facility provided by SPHI to certain providers of debt to Klamath Co-Generation project at the project's inception in 1999, representing the maximum amount that the Company may become obligated to pay. The project is owned by the City of Klamath Falls, but operated by PPM Energy which has a purchase contract for 46.89% of the output.

On May 24, 2005, ScottishPower as Seller Parent, the Company as Seller, and MidAmerican as Buyer entered into a Stock Purchase Agreement pursuant to which the Company agreed to sell and MidAmerican agreed to buy all of the common stock of PacifiCorp. ScottishPower, the Company and MidAmerican entered into an amendment agreement to the Stock Purchase Agreement dated March 21, 2006 pursuant to which MidAmerican has agreed to release ScottishPower from indemnities and warranties other than those relating to corporate taxes and environmental issues in return for a $40.0 million reduction in certain payments due to be made by PacifiCorp to ScottishPower. The liability under the tax indemnity is estimated at $170.0 million and provision has been made on this basis. As a result of the sale of PacifiCorp the US tax group holds sufficient capital losses to offset this liability. No provision has been made for the liability under environmental warranty. The directors consider it unlikely that there will be any material financial impact to the group under this arrangement as a detailed due diligence exercise was carried out pre-disposal and detailed disclosures were made to the purchaser so as to make them aware of all relevant information concerning the business and, consequently, to reduce the likelihood of claims being made against the group.

SPHI is currently in the process of transferring certain of its guarantor obligations to SPF(US), with most obligations having already been transferred at March 31, 2006. SPF(US) has obtained a support agreement from ScottishPower, which obligates ScottishPower to provide any necessary financial support to allow SPF(US) to meet payment obligations on indebtedness that it may incur and which also obligates ScottishPower to pay for

claims made pursuant to their obligations as a guarantor to PPM, PECL and PPM's subsidiary companies. As a guarantor, SPF(US) or SPHI will guarantee: (a) payment by PPM of its obligations under PPM's gas and electric power trading agreements, PPM's power purchase and sales agreements, gas and electric transmission agreements, and agreements documenting its natural gas-fired generation operation and wind power development activities, including turbine and equipment purchases, construction agreements, and site restoration; (b) payment by PECL of its obligations under gas trading agreements and gas transmission agreements; (c) payment by PPM's subsidiaries of obligations attendant to wind power development and gas storage development and (d) in certain limited circumstances, SPF(US)' obligations as a guarantor will also include performance by PPM, PECL and PPM's subsidiaries under the above-described agreements (all "Guarantor Obligations"). The Company considers the risk that they will be called upon to be low.

PECL owns a majority interest in the Alberta Hub natural gas storage facility, and enters into buy or sell natural gas trades with various counterparties. The Company guarantees provide credit support for these gas trades and other transactions, typically have a term of 18 months or less, and are terminable on 30 days' prior written notice. As of March 31, 2006, approximately 23 of these guarantees were outstanding, with expiration dates ranging from April 2006 to December 2007. Each guarantee has an overall cap, and the current aggregate amount of the caps for the 23 guarantees is approximately $205.6 million.

Note 12—Consolidation of variable-interest entities ("VIE")

In October 2003, the Company entered into a 50-50 joint venture with Shell Wind Energy, Inc. to own and operate a 162 MW wind farm located in southeast Colorado, which commenced operations in January 2004. This venture is a VIE as defined by FIN 46R; however, the Company is not the primary beneficiary. The Company accounts for this venture under the equity method of accounting. The maximum exposure to loss is its net investment, which was $40.1 million and $39.5 million for the years ended March 31, 2006 and March 31, 2005, respectively.

In February 2005, the Company entered into 50-50 joint ventures with Zilkha Renewable Energy ("Zilkha") to construct, own and operate the Flat Rock Windpower LLC and the Flat Rock Wind Power II LLC wind farms (collectively, "Flat Rock") of up to a combined 322 MW capacity located in upstate New York. During 2006, Zilkha, along with its interest in the joint ventures, were acquired by Goldman Sachs and renamed Horizon Wind Energy. At March 31, 2006, 198 MW of Flat Rock Windpower LLC was in commercial operation with a further 33 MW completed in June 2006. Construction on the 91 MW Flat Rock Windpower II LLC began construction in May 2006 with commercial operation expected in November 2006. Flat Rock Windpower LLC & Flat Rock Windpower II LLC are VIEs as defined by FIN 46R; however, the Company is not the primary beneficiary. The Company accounts for Flat Rock under the equity method of accounting. At March 31, 2006, the maximum exposure to loss is its investment of approximately $150.3 million in Flat Rock Windpower LLC and $11.1 million in Flat Rock Windpower II LLC. The Company expects to invest additional funds through completion of these projects during 2007.

Note 13—Common shareholder's capital

The Company has one class of common stock with a par value of $0.01 per share. A total of 10,000 shares were authorized, with 5,945 and 5,594 issued and outstanding at March 31, 2006 and 2005, respectively. During the year ended March 31, 2006, ScottishPower purchased 351 shares for a total of $375.0 million in cash.

ScottishPower is the sole indirect shareholder of the Company's common stock. SPHI's ability to pay dividends may be limited by capitalization tests contained in various agreements.

Note 14—Fair value of financial instruments

	March 31, 2006		March 31, 2005	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	(Millions of dollars)			
Long-term debt (a)	2,731.0	2,731.0	—	—
Stock subscription liability	—	—	2,375.0	2,666.4

(a) Includes long-term debt classified as currently maturing, less capitalized lease obligations

The carrying value of cash and cash equivalents, receivables, payables, accrued liabilities and short-term borrowings approximates fair value because of the short-term maturity of these instruments. The fair values of derivative instruments subject to SFAS no. 133 are disclosed in Note 3.

The fair value of the company's long-term debt and stock subscription liability has been estimated by discounting projected future cash flows, using the current rate at which similar loans would be made to borrowers with similar credit ratings and for the same maturities.

Note 15—Employment benefit plans

All full-time and part-time regular employees (i.e., excluding those who are temporary, casual, or leased) are eligible to participate in the company's employee benefit plans. The benefits provided are as follows:

Retirement Plan—The Company sponsors defined benefit pension plans that cover the majority of the Company's employees. In addition, certain bargaining unit employees participate in a joint trust plan to which the Company contributes. Benefits under the main plan in the United States are based on the employee's years of service and average monthly pay in the 60 consecutive months of highest pay out of the last 120 months, with adjustments to reflect benefits estimated to be received from social security. Pension costs are funded annually by no more than the maximum amount that can be deducted for federal income tax purposes.

At March 31, 2006, plan assets were primarily invested in common stocks, bonds and United States government obligations. The measurement date for plan assets and obligations is December 31 of each year.

Components of the net periodic pension benefit cost are summarized as follows:

	Years Ended March 31,	
	2006	2005
	(Millions of dollars)	
Service cost	$ 32.2	$ 25.9(a)
Interest cost	74.4	73.8
Expected return on plan assets	(76.9)	(77.7)
Amortization of unrecognized net obligation	8.4	8.4
Amortization of unrecognized prior service cost	1.2	1.4
Amortization of unrecognized loss (gain)	21.5	8.5
Cost of termination benefits	3.0	—
Net periodic pension benefit cost	63.8	40.3
Less: amounts relating to discontinued operations	(62.1)	(39.2)
Net periodic pension benefit cost—continuing operations	$ 1.7	$ 1.1

(a) Includes contributions of $1.4 million for the year ended March 31, 2006 and no contributions for the year ended March 31, 2005, to the PacifiCorp/IBEW Local 57 Retirement Trust Fund.

The weighted average rates assumed in the actuarial calculations used to determine the net periodic benefit costs for the pension and postretirement benefit plans were as follows:

	Years Ended March 31,	
	2006	2005
Discount rate	5.75%	6.25%
Expected long-term rate of return on assets	8.75	8.75
Rate of increase in compensation levels	4.00	4.00

The weighted average rates assumed in the actuarial calculations used to determine benefit obligations for the pension and postretirement benefit plans were as follows:

	March 31,	
	2006	2005
Discount rate	5.75%	5.75%
Rate of increase in compensation levels	4.00	4.00

The Company determined the long-term rate of return based on historical asset class returns and current market conditions, taking into account the diversification benefits of investing in multiple asset classes.

The change in the projected benefit obligation, change in plan assets and funded status are as follows:

	March 31, 2006	March 31, 2005
	(Millions of dollars)	
Change in projected benefit obligation		
Projected benefit obligation—beginning of year (a)	$ 1,338.1	$1,229.8
Service cost	30.8	25.9
Interest cost	74.4	73.8
Plan amendments	2.9	1.0
Cost of termination benefits	3.0	—
Separation of former participants (a)	(1,342.2)	—
Actuarial loss	22.9	86.8
Benefits paid	(84.1)	(79.1)
Transfers	(1.5)	(0.1)
Projected benefit obligation—end of year	$ 44.3	$1,338.1
Change in plan assets		
Plan assets at fair value—beginning of year (a)	$ 806.5	$ 733.2
Actual return on plan assets	72.6	87.5
Separation of former participants	(824.9)	—
Company contributions	63.8	65.0
Benefits paid	(84.1)	(79.1)
Transfers	(1.9)	(0.1)
Plan assets at fair value—end of year	$ 32.0	$ 806.5
Reconciliation of accrued pension cost and total amount recognized		
Funded status of the plan	$ (12.3)	$ (531.6)
Unrecognized net loss	14.1	443.6
Unrecognized prior service cost	0.8	9.1
Unrecognized net transition obligation	0.2	15.9
Prepaid/(Accrued) pension cost (a)	$ 2.8	$ (63.0)
Accrued benefit liability	$ (2.8)	$ (383.2)
Intangible asset	5.6	25.0
Accumulated other comprehensive income	—	14.5
Regulatory assets	—	280.7
Prepaid/(Accrued) pension cost	$ 2.8	$ (63.0)

a) As of the beginning of the fiscal year, PacifiCorp was the sponsor of the defined benefit plans and accounted for the total projected benefit obligation and plan assets. Therefore, as of March 31, 2005 the pension accrual of $63.0 million is included with liabilities held for sale. Following the sale of PacifiCorp, the benefit obligations and plan assets relating to employees of the Company were transferred to the Company for no consideration. The prepaid pension cost at March 31, 2006 relates only to continuing operations.

The aggregated accumulated benefit obligation was $37.5 million and the fair value of assets was $32.0 million as of March 31, 2006.

Retirement Plan assets are managed and invested in accordance with all applicable requirements, including the Employee Retirement Income Security Act and the Internal Revenue Service revenue code. The Company employs an investment approach whereby a mix of equities and fixed-income investments is used to maximize the long-term return of plan assets for a prudent level of risk. Risk tolerance is established through careful consideration of plan liabilities, plan funded status, and corporate financial condition. The investment portfolio contains a diversified blend of equity and fixed-income investments as shown in the table below. Equity

investments are diversified across United States and non-United States stocks, as well as growth, value, and small and large capitalizations. Fixed-income investments are diversified across United States and non-United States bonds. Other assets, such as private equity investments, are used to enhance long-term returns while improving portfolio diversification. The Company primarily minimizes the risk of large losses through diversification but also monitors and manages other aspects of risk through quarterly investment portfolio reviews, annual liability measurements and periodic asset/liability studies.

The following table shows a breakdown of the pension plan assets by investment category based on market values.

		March 31,	
	Target	2006	2005
Equity securities	55.0%	58.5%	56.1%
Debt securities	35.0	34.5	33.9
Private equity	10.0	7.0	10.0

401(k) Plan—The Company has an employee savings defined contribution plan (the "Plan") that qualifies as a tax-deferred arrangement under the Internal Revenue Code. Participating US employees may defer up to 75.0% of their compensation, subject to certain statutory limitations. Compensation includes base pay, and overtime, but is limited to the maximum allowable under the Internal Revenue Code. Employees can select a variety of investment options including ScottishPower American Depository Shares. The Company matches 100.0% of employee contributions on amounts deferred up to 5.0% of total compensation, with that portion vesting over the initial five years of an employee's participation in the Plan. The Company's matching contribution is allocated based on the employee's investment selections or to a money market fund if the employee has made no selections. The Company funded $1.0 million and $0.8 million, respectively, for the years ended March 31, 2006 and 2005.

Employee Welfare Plan—The Company provides health care, life insurance, disability, and paid leave benefits through various plans for eligible employees. All eligible employees of the Company can participate in these plans

Other Postretirement Benefits—The Company, together with PacifiCorp, provides health care and life insurance benefits through various plans for eligible retirees. The cost of other postretirement benefits is accrued over the active service period of employees. The transition obligation represents the unrecognized prior service cost and is being amortized over a period of 20 years. The Company funds other postretirement benefits through a combination of funding vehicles. The Company, together with PacifiCorp, contributed $29.7 million for the year ended March 31, 2006, and $24.9 million for the year ended March 31, 2005. The measurement date for plan assets and obligations is December 31 of each year.

For the other postretirement benefit plan assets, the Company employs an investment approach whereby a mix of equities and fixed-income investments is used to maximize the long-term return of plan assets for a prudent level of risk. Risk tolerance is established through careful consideration of plan liabilities, plan funded status and corporate financial condition. The investment portfolio contains a diversified blend of equity and fixed-income investments. Equity investments are diversified across United States and non-United States stocks, as well as growth, value, and small and large capitalizations. Fixed-income investments are diversified across United States and non-United States bonds. Other assets, such as private equity investments, are used to enhance long-term returns while improving portfolio diversification. The Company primarily minimizes the risk of large losses through diversification, but also monitors and manages other aspects of risk through quarterly investment portfolio reviews, annual liability measurements and periodic asset/liability studies.

The assets for other postretirement benefits are composed of three different trust accounts. The 401(h) account is invested in the same manner as the pension account. Each of the two Voluntary Employees' Beneficiaries Association Trusts has its own investment allocation strategies.

Components of the net periodic postretirement benefit cost are summarized as follows:

	Years Ended March 31,	
	2006	2005
	(Millions of dollars)	
Service cost	$ 8.8	$ 8.5
Interest cost	30.4	31.0
Expected return on plan assets	(26.3)	(26.4)
Amortization of unrecognized net obligation	12.2	12.2
Amortization of unrecognized loss	2.7	0.6
Amortization of prior service cost	2.1	0.1
Net periodic postretirement benefit cost	29.9	26.0
Less: amounts relating to discontinued operations	(29.5)	(25.7)
Net periodic postretirement benefit cost—continuing operations	$ 0.4	$ 0.3

The change in the accumulated postretirement benefit obligation, change in plan assets and funded status are as follows:

	March 31,	
	2006	2005
	(Millions of dollars)	
Change in accumulated postretirement benefit obligation		
Accumulated postretirement benefit (a) obligation—beginning of year	$ 528.3	$ 555.3
Service cost	8.8	8.5
Interest cost	30.4	31.0
Plan participant contributions	8.3	7.2
Plan amendments	22.8	0.8
Separation of former participants	(582.4)	—
Actuarial (gain) loss	34.3	(34.4)
Benefits paid	(41.6)	(40.1)
Accumulated postretirement benefit obligation—end of year	$ 8.9	$ 528.3
Change in plan assets		
Plan assets at fair value—beginning of year (a)	$ 286.6	$ 261.6
Actual return on plan assets	20.4	28.6
Company contributions	22.5	29.3
Plan participant contributions	8.3	7.2
Separation of former participants	(292.1)	—
Net benefits paid	(41.6)	(40.1)
Plan assets at fair value—end of year	$ 4.1	$ 286.6
Reconciliation of accrued postretirement costs and total amount recognized		
Funded status of the plan	$ (4.8)	$(241.7)
Unrecognized net transition obligation	1.2	94.6
Unrecognized prior service cost	—	1.4
Unrecognized loss	2.1	100.1
Accrued postretirement benefit cost, before final contribution	(1.5)	(45.6)
Final contribution made after measurement date but before March 31	—	24.9
Accrued postretirement cost (a)	$ (1.5)	$ (20.7)

(a) As of the beginning of the fiscal year, PacifiCorp was the sponsor of the other postretirement benefit plan and accounted for the total projected benefit obligation and plan assets. Therefore, as of March 31, 2005 postretirement benefit accrual of $20.7 million is included with liabilities held for sale. Following the sale of PacifiCorp, the benefit obligations and plan assets relating to employees of the Company were transferred to the Company for no consideration. The accrued pension cost at March 31, 2006 relates only to continuing operations.

The assumed health care cost trend rates are as follows:

	March 31,	
	2006	2005
Initial health care cost trend—under 65	10.0%	7.5%
Initial health care cost trend—over 65	10.0	9.5
Ultimate health care cost trend rate	5.0	5.0
Year that rate reaches ultimate—under 65	2011	2007
Year that rate reaches ultimate—over 65	2011	2009

The health care cost trend rate assumption has a significant effect on the amounts reported. An annual increase or decrease in the assumed medical care cost trend rate of one percent would affect the accumulated postretirement benefit obligation and the service and interest cost components as follows:

	One Percent	
	Increase	Decrease
	(Millions of dollars)	
Accumulated postretirement benefit obligation	$0.5	$(0.4)
Service and interest cost components	0.1	(0.0)

In May 2006, the Company contributed $400,000 to its Retirement Plan. In addition, the Company expects to contribute another $1.6 million to its pension plans and $0.0 to its other postretirement benefit plans in fiscal 2007. The benefit payments expected to be paid, which reflect expected future service and the Medicare Part D subsidy expected to be received, are as follows:

Fiscal years ending March 31,	Retirement Plans	Other Postretirement Benefits	Medicare Part D Subsidy Receipts
		(Millions of dollars)	
2007	$ 3.1	$0.6	$—
2008	3.3	0.6	—
2009	3.1	0.6	—
2010	3.0	0.6	—
2011	3.2	0.6	—
2012 to 2016 (inclusive)	16.8	3.1	—

Note 16—Stock-based compensation

PacifiCorp Stock Incentive Plan—During 1997, PacifiCorp adopted the PSIP. The exercise price of options granted under the PSIP was equal to the market value of PacifiCorp common stock on the date of the grant. Stock options generally became exercisable in two or three equal installments on each of the first through third anniversaries of the grant date. The maximum exercise period under the PSIP was 10 years. The PSIP expired on November 29, 2001.

Upon completion of the merger with ScottishPower (the "Merger"), all PacifiCorp stock options granted prior to January 1999 became 100.0% vested. All outstanding stock options were converted into options to purchase ScottishPower American Depository Shares. Stock options to purchase ScottishPower American Depository Shares granted in connection with the Merger vest over the same number of years as stock options granted prior to the Merger.

As a result of the sale of PacifiCorp to MEHC, the options held by PacifiCorp employees became fully vested under the provisions of the plan, and all options outstanding to PacifiCorp employees must be exercised by March 21, 2007; otherwise they will be forfeited. All outstanding options held by current employees of the Company vest and expire as originally stated.

The table below summarizes the stock option activity under the PSIP, including the activity related to PacifiCorp employees up to the date of disposal:

ScottishPower American Depository Shares	Number of Shares	Weighted Average Price
Outstanding options at March 31, 2004	2,924,049	$31.64
Exercised	(750,126)	26.10
Forfeited	(40,310)	35.36
Outstanding options at March 31, 2005	2,133,613	33.52
Exercised	(1,333,400)	31.32
Forfeited	(30,578)	35.86
Transfers due to separation	(709,041)	37.15
Outstanding options at March 31, 2006	60,594	38.23

Information with respect to options outstanding and options exercisable under the PSIP as of March 31, 2006 and 2005, was as follows:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Life (in years)	Number of Shares	Weighted Average Exercise Price
Year ended March 31, 2006 (continuing operations)					
$26.94 – $36.64	17,732	$30.66	5.7	17,732	$30.66
$39.99 – $41.38	42,862	41.35	1.8	42,862	41.35
Total	60,594	38.23	4.7	60,594	38.23
Year ended March 31, 2005 (including PacifiCorp employees)					
$25.70 – $36.64	1,589,323	$31.05	4.2	1,589,323	$31.05
$39.99 – $43.83	544,290	40.72	3.0	544,290	40.72
Total	2,133,613	33.52	3.9	2,133,613	33.52

Executive Share Option Plan—During April 2004, ScottishPower approved grants of stock options under the ExSOP for a select group of the Company's employees. The options vest over three years and expire 10 years from the date of grant. In May 2002, ScottishPower granted enhanced awards under the ExSOP that were contingent on meeting certain performance conditions and that vested at the end of three years. On March 31, 2005, the performance conditions were met. As a result, $2.0 million of compensations expense was included in Operations and maintenance expense for the year ended March 31, 2005. No further awards will be granted under the ExSOP.

As a result of the sale of PacifiCorp to MidAmerican, all PacifiCorp employees ceased to participate in the plan, and all ExSOP options held by PacifiCorp employees became fully vested under the change-in-control provisions. These outstanding options are exercisable up to the later of 12 months after the date of sale or 42 months after the original option grant date; otherwise the options will be forfeited. All options granted to employees remaining at SPHI or a subsidiary vest and expire under original grant terms.

The table below summarizes the stock option activity under the ExSOP:

ScottishPower American Depository Shares	Number of Shares	Average Price
Outstanding options at March 31, 2004	1,648,456	$23.94
Granted	763,843	28.72
Exercised	(483,667)	$23.84
Forfeited	(30,136)	26.37
Outstanding options at March 31, 2005	1,898,496	25.85
Exercised	(1,410,611)	25.58
Forfeited	(16,096)	27.59
Transfers due to separation	(357,348)	27.15
Outstanding options at March 31, 2006	114,441	26.00

Information with respect to options outstanding and options exercisable under the ExSOP as of March 31, 2006 and 2005 was as follows:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Life (in years)	Number of Shares	Weighted Average Exercise Price
Year ended March 31, 2006					
$23.55 – $ 28.72	114,441	$26.00	7.2	54,694	$24.23
Year ended March 31, 2005 (including PacifiCorp employees)					
$23.55 – $ 28.72	1,898,496	$25.85	8.2	182,134	$23.97

Long Term Incentive Plan—During April 2004, ScottishPower approved grants of performance share awards under its Long-Term Incentive Plan for a select group of the Company's employees. The number of shares that actually vest is dependent upon the outcome of certain performance measures over a three-year period. During the years ended March 31, 2006 and 2005, $0.0 and $1.0 million, respectively, of compensation expense was included in Operations and maintenance expense.

Note 17—Income taxes

The provision for income taxes of continuing operations is summarized as follows:

	Years ended March 31, 2006	2005
	(Millions of dollars)	
Current tax expense (benefit)		
Federal	$(71.2)	$(12.2)
State	(8.6)	—
Current tax expense (benefit)	(79.8)	(12.2)
Deferred tax expense (benefit):		
Federal	(0.3)	(16.0)
State	(0.1)	(1.7)
Deferred tax expense (benefit)	(0.4)	(17.7)
Total income tax expense (benefit)	$(80.2)	$(29.9)

The difference between the US federal statutory tax rate and the effective income tax rate attributed to income (loss) before taxes and cumulative effect of accounting changes of continuing operations is as follows:

	Years ended March 31,	
	2006	2005
	(Millions of dollars)	
Federal statutory rate	35.0%	35.0%
State taxes, net of federal benefit (a)	(1.7)	(1.1)
Tax reserves (b)	(3.9)	(18.7)
Tax credits	15.2	32.4
Other	(3.4)	15.7
Effective income tax rate	41.2%	63.3%

(a) State taxes, net of federal benefit, include changes in state tax contingency reserve

(b) The Company has established, and periodically reviews, an estimated contingent tax reserve on its Consolidated Balance Sheet to provide for the possibility of adverse outcomes in tax proceedings.

The tax effect of temporary differences giving rise to significant portions of the Company's deferred tax liabilities and deferred tax assets were as follows:

	Years ended March 31,	
	2006	2005
	(Millions of dollars)	
Deferred tax liabilities:		
Property, plant and equipment	$ 127.2	$ 77.0
Leveraged leases	94.9	133.2
Derivative contract	51.3	62.1
Other	48.3	77.9
Total deferred tax liabilities	321.7	350.2
Deferred tax assets:		
Employee benefits	(3.8)	(5.8)
Derivative contracts	(5.4)	(4.2)
Book reserves not currently deductible for tax	(27.3)	(5.3)
Net operating loss and tax credit carry forwards	(53.1)	(71.5)
Other	(127.8)	(19.0)
Total deferred tax assets	(217.4)	(105.8)
Total net deferred tax liabilities	$ 104.3	$ 244.4

The Company has established, and periodically reviews, an estimated contingent tax reserve on its Consolidate Balance Sheet to provide for the possibility of adverse outcomes in tax proceedings. The current year accruals are primarily attributable to accrual of interest on previously identified issues and new issues identified for tax years ended after March 31, 2000. The Company anticipates that final settlement and payment on settled issues and other unresolved issues will not have a material adverse impact on its consolidated results of operations.

The net federal tax contingency accrual for the year ended March 31, 2006, was $6.2 million, consisting primarily of the net of accrued interest on remaining tax contingencies provided for in prior periods and payments made on deficiencies asserted by the IRS which the Company intends to litigate. The net state tax contingency accrual for the year ended March 31, 2006 was $7.6 million. The net federal tax contingency reserve increase for the year ended March 31, 2005, was $18.3 million, primarily to accrue interest on remaining tax contingencies provided for in prior periods. The net state tax contingency release for the year ended March 31, 2005 was $11.1 million.

The Internal Revenue Service started its examination of the 2001, 2002 and 2003 tax years in October 2004. The Internal Revenue Service is reviewing tax aspects of certain financing arrangements with ScottishPower. The

Company believes that prudent provision has been made against potential liabilities which may arise as a result of the group's financial structure however this cannot be guaranteed. The Company anticipates that final settlement and payment on settled issues and other unresolved issues related to the federal income tax returns through March 31, 2003, will not have a material adverse impact on its consolidated financial position or results of operations.

The Company had no available federal net operating loss carryforwards at March 31, 2006, and $57.2 million at March 31, 2005. At March 31, 2006, the Company had renewable energy credits of approximately $9.8 million, alternative minimum tax credits of approximately $19.8 million and Oregon business energy tax credits of approximately $7.9 million available to reduce future income tax liabilities. These credits begin to expire in 2010. The Company anticipates utilizing the net operating loss and tax credits prior to the expiration dates.

As a result of the classification of PacifiCorp as discontinued operations, SPHI may recognize a deferred tax effect. The amount of this effect is dependent upon determining SPHI's basis in PacifiCorp that carries over from the original tax free acquisition of PacifiCorp on November 30, 1999. If a difference exists, recognition of the tax effect of this temporary difference is required. SPHI has determined that a deferred tax liability is not required.

Note 18—Acquisitions and investments

Grama Ridge acquisition

In May 2005, PPM acquired the assets of the Grama Ridge gas storage facility from ConocoPhillips at an adjusted purchase price of $26.7 million, including transaction costs, in a cash transaction. The Grama Ridge facility, located in New Mexico, is a natural gas storage facility with a working capacity of 6.0 billion cubic feet.

Shiloh Wind Project

Also during May 2005, PPM announced its acquisition of Shiloh Wind Project from enXco, an affiliate of EDF Energies Nouvelles of France. The purchase price totaled approximately $21.2 million, including cash consideration of $13.7 million and forgiveness of a $7.5 million note. Shiloh was constructed and became fully operational in early 2006, and has an installed capacity of 150 MW. The project is located between the Northern California cities of San Francisco and Sacramento.

Maple Ridge Wind Project

PPM's investments in Atlantic Renewable Projects, LLC (ARP) for development and construction of the Maple Ridge I Wind project and the Maple Ridge II wind project for the fiscal year ended March 31, 2006 were $155.6 million and $12.7 million, respectively. ARP is a subsidiary of PPM and owns fifty percent (50%) of the ownership interests of each of Flat Rock Windpower, LLC and Flat Rock Windpower II, LLC, which are the owners of the Maple Ridge I Wind Project and the Maple Ridge II Wind Project, respectively. Development costs for each project include, but are not limited to the cost of turbines, towers, substations, roads, land preparation and interconnection to the grid.

PdV

During May 2005, PPM announced the acquisition of the assets associated with PdV/Manzana Wind Project from enXco, an affiliate of EDF Energies Nouvelles of France. The closing payment was cash consideration of approximately $4.2 million. Additional payments may be required upon the subsequent acceptance of additional assets to be included in the project and following commercial operation. If constructed, the project is expected to have an installed capacity of between 150 MW and 300 MW. The project is located in Kern County, California, which is in the Tehachapi Valley in the south-central part of the state.

Note 19—Concentration of customers

During the year ended March 31, 2006, CDWR, BP Energy, Klamath Falls, ConocoPhillips Corporation, and Constellation Energy, accounted for 22.9%, 15.5%, 13.2%, 11.2%, and 10.2%, respectively, of the

Company's Revenues. During the year ended March 31, 2005, CDWR, Klamath Falls, ConocoPhillips Corporation, Cinergy Marketing and Trading, LP and Sacramento Municipal Utility District accounted for 26.7%, 25.9%, 11.0%, 10.6% and 10.4%, respectively, of the Company's Revenues.

Note 20—Subsequent events

Aeolus

Effective May 1, 2006, PPM transferred ownership of four of the company's operating wind projects totaling 141 MW to Aeolus Wind Power I LLC (Aeolus). Concurrently, PPM and FC Energy Finance I (FC) executed the Agreement for Purchase of Membership Interest (the Agreement). Under the terms of the Agreement FC purchased the Class B Membership Interest in Aeolus. PPM is the sole Class A Member with continuing responsibility for management, operations, and administration of Aeolus and each of the operating wind energy projects.

Leaning Juniper

Leaning Juniper 1 is a 100 MW wind energy generation facility, located about three miles southwest of Arlington, Oregon, which was completed in August 2006. On July 27, 2006, the facility was sold to PacifiCorp, an energy utility based in Portland, Oregon in an agreement which will see PPM continue to provide operation, maintenance and warranty services for a period of two years.

Waha

In September, 2006 the Railroad Commission of Texas ("RRC") notified a subsidiary of the Company, Enstor Waha Storage and Transportation, L.P. ("Waha") that the RRC was initiating a formal complaint process to review claims by three oil and gas operators (including, Ice Brothers Incorporated ("Ice")), that Waha's brine disposal operations were causing oil and gas wells in the area of Waha's storage facility development activities to produce water. Also in September, Ice and Southwest Royalties Incorporated served Enstor Waha Storage and Transportation, L.P. Enstor Operating Company, LLC and Enstor Inc. with a formal complaint in the state District Court of Pecos County, Texas also relating to Waha's brine disposal. The relief claimed in the District Court action includes damages and both the District Court action and RRC complaint could result in a shut down of Waha's disposal operations. It is too early in the judicial and administrative process for the Company to provide a firm estimate of any possible financial exposure to these claims.

PACIFICORP HOLDINGS, INC.

Consolidated Financial Statements March 31, 2005 and 2004

TABLE OF CONTENTS

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Shareholders of PacifiCorp Holdings, Inc.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, common shareholders' equity and cash flows present fairly, in all material respects, the financial position of PacifiCorp Holdings, Inc. and its subsidiaries (together, the "Company") at March 31, 2005 and 2004, and the results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 4 to the consolidated financial statements, the Company changed the manner in which it applies the normal purchases and normal sales exception to derivative contracts entered into or modified after June 30, 2003, upon its adoption of SFAS No. 149, *Amendment of Statement 133 on Derivative Instruments and Hedging Activities*, as of July 1, 2003.

As discussed in Note 8 to the consolidated financial statements, the Company changed the manner in which it accounts for asset retirement obligations, as of April 1, 2003.

As discussed in Note 12 to the consolidated financial statements, the Company reclassified to liabilities certain financial instruments that, under previous guidance, issuers could account for as equity, as of July 1, 2003.

PricewaterhouseCoopers LLP
Portland, Oregon
July 28, 2005

PACIFICORP HOLDINGS, INC. AND SUBSIDIARIES

STATEMENTS OF CONSOLIDATED (LOSS) INCOME

	Years Ended March 31,	
	2005	2004
	(Millions of dollars)	
Revenues:		
Retail	$ 2,648.8	$2,547.0
Wholesale sales and other	376.9	626.1
Non-regulated energy, natural gas storage sales and other	712.6	466.1
Total	3,738.3	3,639.2
Operating expenses:		
Energy costs	1,464.4	1,523.0
Operations and maintenance	986.1	937.0
Depreciation and amortization	427.4	413.2
Impairment of goodwill (See Note 6)	2,611.0	—
Taxes, other than income taxes	101.6	99.4
Total	5,590.5	2,972.6
(Loss) income from operations	(1,852.2)	666.6
Interest expense and other (income):		
Interest expense	446.0	430.0
Interest income	(15.8)	(20.0)
Interest capitalized	(14.8)	(21.3)
Minority interest and other	(82.1)	(59.0)
Total	333.3	329.7
(Loss) income from continuing operations before income tax expense and cumulative effect of accounting change	(2,185.5)	336.9
Income tax expense	158.6	119.2
(Loss) income before cumulative effect of accounting change	(2,344.1)	217.7
Cumulative effect of accounting change (less applicable income tax (benefit) of $(0.6)/2004)	—	(0.9)
Net (loss) income	$(2,344.1)	$ 216.8

The accompanying notes are an integral part of these consolidated financial statements.

PACIFICORP HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	March 31, 2005	March 31, 2004
	(Millions of dollars)	
ASSETS		
Current assets:		
Cash and cash equivalents	$ 413.6	$ 192.6
Accounts receivable less allowance for doubtful accounts of $11.6/2005 and $23.3/2004	507.2	350.5
Unbilled revenue	143.8	127.8
Amounts due from affiliates	0.3	4.7
Inventories:		
Materials and supplies	118.3	105.1
Natural gas and coal	95.1	115.0
Current derivative contract asset	343.9	198.9
Current deferred tax asset	4.8	17.9
Other	214.0	84.3
Total current assets	1,841.0	1,196.8
Property, plant and equipment:		
PacifiCorp:		
Generation	4,863.0	4,760.0
Transmission	2,472.9	2,404.4
Distribution	4,272.5	4,068.5
Intangible plant	607.0	599.5
Other	1,582.3	1,519.1
Construction work in progress	593.4	345.4
Total	14,391.1	13,696.9
Other operations	805.8	691.7
Accumulated depreciation and amortization	(5,233.8)	(5,003.5)
Total property, plant and equipment—net	9,963.1	9,385.1
Other assets:		
Goodwill (See Note 6)	699.5	3,310.5
Other investments and special funds	72.8	58.4
Regulatory assets	972.8	1,032.3
Derivative contract regulatory asset	170.0	422.2
Non-current derivative contract asset	617.0	368.9
Finance assets, net	145.6	147.0
Deferred charges and other	292.6	287.5
Total other assets	2,970.3	5,626.8
Total assets	$14,774.4	$16,208.7

The accompanying notes are an integral part of these consolidated financial statements.

PACIFICORP HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS—(Continued)

	March 31, 2005	March 31, 2004
	(Millions of dollars)	
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 460.5	$ 393.8
Amounts due to affiliates	274.3	150.7
Accrued employee expenses	151.5	144.4
Taxes payable	8.1	103.2
Interest payable	66.8	67.6
Current derivative contract liability	230.2	127.1
Long-term debt and capital lease obligations, currently maturing	273.4	243.3
Preferred stock subject to mandatory redemption, currently maturing (See Note 12)	3.7	3.7
Notes payable and commercial paper	468.8	124.9
Other	127.8	130.2
Total current liabilities	2,065.1	1,488.9
Deferred credits:		
Deferred income tax liability	1,721.3	1,627.1
Non-current income tax liability	194.9	191.0
Investment tax credits	75.6	83.5
Pension and other post employment liabilities	450.3	433.4
Regulatory liabilities	806.0	807.5
Minority interest	69.0	65.2
Non-current derivative contract liability	728.6	624.4
Other	285.3	268.2
Total deferred credits	4,331.0	4,100.3
Long-term debt and capital lease obligations, net of current maturities	3,774.3	3,669.1
Preferred stock subject to mandatory redemption, net of current maturities (See Note 12)	48.8	56.3
Stock subscription liability to affiliate	2,375.0	2,375.0
Total liabilities	12,594.2	11,689.6
Commitments, contingencies and guarantees (See Notes 13 and 14)		
Shareholders' equity:		
Common shareholders' capital	4,171.9	4,169.9
(Accumulated deficit) retained earnings	(1,935.0)	409.1
Accumulated other comprehensive income (loss):		
Unrealized gain on available-for-sale securities, net of tax of $2.6/2005 and $1.6/2004	4.3	2.7
Foreign currency adjustment, net of tax of $1.5/2004	—	2.4
Minimum pension liability, net of tax of $(37.4)/2005 and $(39.8)/2004	(61.0)	(65.0)
Total shareholders' equity	2,180.2	4,519.1
Total liabilities and shareholders' equity	$14,774.4	$16,208.7

The accompanying notes are an integral part of these consolidated financial statements.

PACIFICORP HOLDINGS, INC. AND SUBSIDIARIES

STATEMENTS OF CONSOLIDATED CASH FLOWS

	Years Ended March 31, 2005	2004
	(Millions of dollars)	
Cash flows from operating activities:		
Net (loss) income	$(2,344.1)	$ 216.8
Adjustments to reconcile net (loss) income to net cash provided by operating activities:		
Impairment of goodwill	2,611.0	—
Depreciation and amortization	427.4	413.2
Deferred income taxes and investment tax credits—net	117.4	113.5
Unrealized loss on derivative contracts	66.1	36.0
Regulatory asset/liability establishment	66.7	111.1
Cumulative effect of accounting change, net of tax	—	0.9
Other	(30.0)	(6.5)
Changes in:		
Accounts receivable, net, unbilled revenue, and other current assets	(281.9)	(47.6)
Inventories	6.7	(46.4)
Amounts due to/from affiliates, net	60.5	20.4
Accounts payable and accrued liabilities	(25.7)	31.2
Other	(34.9)	(26.3)
Net cash provided by operating activities	639.2	816.3
Cash flows from investing activities:		
Capital expenditures	(958.2)	(834.7)
Business acquisitions and investments	(45.3)	(42.0)
Proceeds from sales of assets	22.9	8.0
Proceeds from sales of finance assets and principal payments	38.1	48.4
Proceeds from available-for-sale securities	49.1	97.2
Purchases of available-for-sale securities	(44.7)	(89.4)
Other	9.1	(22.0)
Net cash used in investing activities	(929.0)	(834.5)
Cash flows from financing activities:		
Changes in short-term debt	343.9	99.9
Repayment of stock subscription liability to affiliate	—	(21.7)
Changes in debt due to affiliates	67.5	100.0
Proceeds from long-term debt, net of issuance costs	395.2	396.7
Repayments of long-term debt and capital lease obligations	(263.1)	(197.0)
Repayments of preferred securities	—	(352.0)
Preferred dividends paid to minority interest holders	(2.1)	(4.5)
Redemptions of preferred securities	(7.5)	(7.5)
Leveraged lease debt repayments	(24.6)	(33.0)
Other	1.5	0.9
Net cash provided by (used in) financing activities	510.8	(18.2)
Change in cash and cash equivalents	221.0	(36.4)
Cash and cash equivalents at beginning of year	192.6	229.0
Cash and cash equivalents at end of year	$ 413.6	$ 192.6

The accompanying notes are an integral part of these consolidated financial statements.

PACIFICORP HOLDINGS, INC. AND SUBSIDIARIES

STATEMENTS OF CONSOLIDATED CHANGES IN COMMON SHAREHOLDERS' EQUITY

	Common Shareholders' Capital		Retained Earnings (Accumulated Deficit)	Accumulated Other Comprehensive Income (Loss)	Total Comprehensive Income (Loss)
	Shares	Amounts			
			(Millions of dollars)		
Balance at March 31, 2003	5,594	$4,169.9	$ 192.3	$(63.3)	
Comprehensive income					
Net income	—	—	216.8	—	$ 216.8
Other comprehensive income (loss):					
Unrealized loss on available-for-sale securities, net of tax of $4.3	—	—	—	6.3	6.3
Foreign currency adjustment, net of tax of $1.0	—	—	—	1.7	1.7
Minimum pension liability, net of tax of $(2.9)	—	—	—	(4.6)	(4.6)
Balance at March 31, 2004	5,594	4,169.9	409.1	(59.9)	$ 220.2
Comprehensive income					
Net loss	—	—	(2,344.1)	—	$(2,344.1)
Stock-based compensation expense	—	2.0	—	—	—
Other comprehensive income (loss):					
Unrealized gain on available-for-sale securities, net of tax of $1.0	—	—	—	1.6	1.6
Foreign currency adjustment: net of tax of $(1.5)	—	—	—	(2.4)	(2.4)
Minimum pension liability, net of tax of $2.4	—	—	—	4.0	4.0
Balance at March 31, 2005	5,594	$4,171.9	$(1,935.0)	$(56.7)	$(2,340.9)

The accompanying notes are an integral part of these consolidated financial statements.

PACIFICORP HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 1—Summary of Significant Accounting Policies

Nature of operations—PacifiCorp Holdings, Inc. ("PHI") and its subsidiaries are collectively referred to as the "Company." PHI is a holding company of a United States electricity company, PacifiCorp, serving retail customers in portions of the states of Utah, Oregon, Wyoming, Washington, Idaho and California and unregulated energy companies operating in the western and mid-western United States markets. PacifiCorp generates electricity and conducts its retail electric utility business as Pacific Power and Utah Power and also engages in electricity sales and purchases on a wholesale basis. The subsidiaries of PacifiCorp support its electric utility operations by providing coal mining facilities and services, and environmental remediation services. The Company's unregulated energy businesses, PPM Energy, Inc. ("PPM") and Pacific Klamath Energy, Inc. ("PKE"), develop, acquire, manage and operate thermal and renewable generation resources, engage in origination and marketing of wholesale electricity and natural gas and provide natural gas storage and hub services and energy management activities. PacifiCorp Group Holdings Company ("PGHC") includes its wholly owned subsidiary, PacifiCorp Financial Services, Inc. ("PFS"), an unregulated financial services business.

Basis of presentation—The Consolidated Financial Statements of the Company include: its integrated electric utility operations, PacifiCorp; its unregulated energy companies, PPM and PKE; and PGHC; along with their wholly owned and majority-owned subsidiaries as of and for the years ended March 31, 2005 and 2004. All references to regulated activities, electric utility operations, regulated accounting treatment and Statement of Financial Accounting Standards ("SFAS") No. 71, *Accounting for the Effects of Certain Types of Regulation* ("SFAS No. 71"), relate to PacifiCorp. Intercompany transactions and balances have been eliminated upon consolidation.

NA General Partnership ("NAGP"), the former immediate parent of PHI and wholly owned indirect subsidiary of Scottish Power, plc ("ScottishPower"), was merged into PHI on December 1, 2003. The carrying amounts of NAGP's assets, liabilities and equity were transferred to PHI in accordance with guidance for entities under common control. Amounts of NAGP have been included for all periods presented. As a result of the merger, PHI became a wholly owned, direct subsidiary of Scottish Power NA1 Limited and Scottish Power NA2 Limited, which are directly owned by ScottishPower plc.

Use of estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, expenses and disclosure of contingent assets and liabilities at the date of the financial statements. These estimates involve judgments with respect to numerous factors that are difficult to predict and are beyond management's control. As a result, actual results could differ materially from these estimates.

Regulation—Accounting for the electric utility operations conforms to accounting principles generally accepted in the United States of America as applied to regulated public utilities and as prescribed by agencies and the commissions of the various locations in which the electric utility business operates. The Company accounts for its electric utility operations in accordance with SFAS No. 71 as further discussed in Note 3.

Cash and cash equivalents—For the purposes of these financial statements, the Company considers all liquid investments with maturities of three months or less, at the time of acquisition, to be cash equivalents.

Accounts receivable and allowance for doubtful accounts—Accounts receivable includes billed services plus any accrued and unpaid interest. It also includes settled but unpaid amounts relating to PPM's activities associated with origination and marketing, natural gas storage, hub services and energy management. Credit is granted to customers, which include retail and wholesale customers, government agencies and other utilities. Management performs continuing credit evaluations of customers' financial conditions, and although the Company does not require collateral, deposits may be required from customers in certain circumstances.

Management reviews accounts receivable on a monthly basis to determine if any receivable will potentially be uncollectible. The allowance for doubtful accounts includes amounts estimated through an evaluation of specific accounts, based upon the best available facts and circumstances, of customers that may be unable to meet their financial obligations, and a reserve based on historical experience. After all attempts to collect a receivable have failed or six months after a customer becomes inactive, the receivable is written-off against the

allowance. Management believes that the allowance for doubtful accounts as of March 31, 2005, was adequate. However, actual write-offs could exceed the recorded allowance.

Accounts receivable of the electric utility operations are considered delinquent based on regulations provided by each state, which is generally if payment is not received by the date due, typically 30 days after the invoice date. PacifiCorp charges interest on delinquent customer accounts or past due balances in the states where PacifiCorp does business based on the respective regulation of that state, and this interest varies between 1.0% to 1.5% per month.

Inventories—Inventories are valued at the lower of average cost or market.

Property, plant and equipment—Property, plant and equipment are stated at original cost of contracted services, direct labor and materials, interest capitalized during construction and indirect charges for engineering, supervision and similar overhead items. The cost of depreciable electric utility properties retired, less salvage, is charged to accumulated depreciation. The cost of removal is charged against the regulatory liability established through depreciation rates. Annual overhead costs for the replacement of defined retirement units are capitalized. Generally other costs of overhaul activities and other repairs and maintenance are expensed as they are incurred.

PacifiCorp's Intangible plant consists primarily of computer software costs. Accumulated amortization on Intangible plant was $307.6 million at March 31, 2005, and $310.0 million at March 31, 2004. Amortization expense on Intangible plant was $48.5 million for the year ended March 31, 2005, and $54.7 million for the year ended March 31, 2004. The estimated aggregate amortization on Intangible plant for the next five succeeding fiscal years from fiscal 2006 to fiscal 2010 is $44.3 million, $39.2 million, $32.6 million, $25.1 million and $18.8 million. Unamortized computer software costs were $185.1 million at March 31, 2005, and $194.8 million at March 31, 2004.

Depreciation and amortization—The average depreciable lives of Property, plant and equipment currently in use by category are as follows:

Generation	
Steam plant	20 – 43 years
Hydroelectric plant	14 – 85 years
Other plant	15 – 35 years
Transmission	20 – 70 years
Distribution	44 – 50 years
Natural gas storage	25 – 40 years
Intangible plant	5 – 50 years
Other	3 – 30 years

Computer software costs included in Intangible plant are initially assigned a depreciable life of 5 to 10 years.

During the year ended March 31, 2005, PacifiCorp changed the estimated average lives of certain computer software systems to reflect operational plans. This change reduced amortization expense by $12.9 million annually on existing computer software systems, with an annual impact to net income of approximately $8.0 million.

Depreciation and amortization of the electric utility operations' assets are computed by the straight-line method either over the life prescribed by PacifiCorp's various regulatory jurisdictions for regulated assets or over the assets' estimated useful lives. The composite depreciation rate of average depreciable assets on utility plants (excluding amortization of capital leases) was 3.0% for the years ended March 31, 2005 and 2004.

Goodwill—Goodwill represents the excess of the fair value of the purchase cost of acquired subsidiaries over the fair value of the net assets acquired. SFAS No. 142, *Goodwill and Other Intangible Assets* ("SFAS No. 142"), requires that goodwill be tested for impairment at the reporting unit level (operating segment or one level below an operating segment) on an annual basis and between annual tests in certain circumstances. The performance of the test involves a two-step process. The first step of the impairment test involves comparing the

fair value of the Company's reporting units with the reporting unit's carrying amount, including goodwill. The Company generally determines the fair value of its reporting units using the expected present value of future cash flows, giving consideration to the market comparable approach. If the carrying amount of the Company's reporting units exceeds the reporting unit's fair value, the Company performs the second step of the goodwill impairment test to determine the amount of impairment loss. The second step of the goodwill impairment test involves comparing the implied fair value of the Company's reporting unit's goodwill with the carrying amount of that goodwill. During the year ended March 31, 2005, PHI recognized an impairment of goodwill as discussed in Note 6.

Asset impairments—Long-lived assets to be held and used by the Company are reviewed for impairment when events or circumstances indicate costs may not be recoverable. Such reviews are performed in accordance with SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets* ("SFAS No. 144"). The impacts of regulation on cash flows of the electric utility operations are considered when determining impairment. Impairment losses on long-lived assets are recognized when book values exceed expected undiscounted future cash flows with the impairment measured on a discounted future cash flows basis.

Allowance for funds used during construction—The allowance for funds used during construction ("AFUDC") represents the cost of debt and may also include equity funds used to finance utility property additions during construction. As prescribed by regulatory authorities, the AFUDC is capitalized as a part of the cost of utility property and is recorded in the Statements of Consolidated (Loss) Income as Interest capitalized. Under regulatory rate practices, PacifiCorp is generally permitted to recover the AFUDC, and a fair return thereon, through its rate base after the related utility property is placed in service.

The composite capitalization rates were 4.5% for the year ended March 31, 2005 and 6.5% for the year ended March 31, 2004. The Company's AFUDC rates do not exceed the maximum allowable rates determined by regulatory authorities.

Derivatives—In accordance with SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities*, ("SFAS No. 133"), as amended by SFAS No. 138, *Accounting for Certain Derivative Instruments and Certain Hedging Activities*, and SFAS No. 149, *Amendment of Statement 133 on Derivative Instruments and Hedging Activities* ("SFAS No. 149") (collectively "SFAS No. 133"), derivative instruments are measured at fair value and recognized as either assets or liabilities on the Consolidated Balance Sheets, unless they qualify for the exemptions afforded by the standard. Changes in the fair value of derivatives are recognized in earnings during the period of change. Certain long-term derivative contracts have been approved by regulatory authorities for recovery through retail rates. Accordingly, changes in fair value of these contracts are deferred as regulatory assets or liabilities pursuant to SFAS No. 71. Derivative contracts for commodities used in the Company's normal business operation and that settle by physical delivery, among other criteria, are eligible for the normal purchases and normal sales exemption afforded by SFAS No. 133. These contracts are accounted for under accrual accounting and recorded in Wholesale sales and other revenues or Energy costs in the Statements of Consolidated Income (Loss) when the contracts settle.

The Company accounts for its trading activities in accordance with Emerging Issues Task Force (the "EITF") No. 02-3, *Accounting for Derivative Contracts held for Trading Purposes and Contracts Involved in Energy Trading and Risk Management Activities* ("EITF No. 02-3").

Marketable securities—The Company accounts for marketable securities, included in Deferred charges and other on the Company's Consolidated Balance Sheets, in accordance with SFAS No. 115, *Accounting for Certain Investments in Debt and Equity Securities*. The Company determines the appropriate classification of all marketable securities as held-to-maturity, available-for-sale or trading at the time of purchase and re-evaluates such classification as of each balance sheet date. As shown in Note 7, at March 31, 2005 and 2004, all of the Company's investments in marketable securities were classified as available-for-sale and were reported at fair value. The Company uses the specific identification method in computing realized gains and losses on the sale of its available-for-sale securities. Realized gains and losses are included in other (income) expense. Unrealized gains and losses are reported as a component of Accumulated other comprehensive income (loss). Investments that are in loss positions as of the end of each reporting period are analyzed to determine whether they have experienced a decline in market value that is considered other-than-temporary. An investment will generally be written down to market value if it has a significant unrealized loss for more than nine months. If additional

information is available that indicates an investment is other-than-temporarily impaired, it will be written down prior to the nine-month time period. In the alternative, if an investment has been impaired for more than nine months but available information indicates that the impairment is temporary, the investment will not be written down.

Asset retirement obligation and accrued removal costs—Effective April 1, 2003, the Company recognizes the fair value of legal obligations associated with the retirement or removal of long-lived assets at the time the obligations are incurred and can be reasonably estimated in accordance with SFAS No. 143, *Accounting for Asset Retirement Obligations* ("SFAS No. 143"). The initial recognition of this liability is accompanied by a corresponding increase in Property, plant and equipment. Subsequent to the initial recognition, the liability is adjusted for any revisions to the expected value of the retirement obligation (with corresponding adjustments to Property, plant and equipment) and for accretion of the liability due to the passage of time. Additional depreciation expense is recorded prospectively for any Property, plant and equipment increases. In general, depreciation and accretion expense generated by SFAS No. 143 accounting for the electric utility operations is recorded as a regulatory asset or liability because such amounts are recoverable in rates.

The Company does not recognize liabilities for asset retirement obligations for which the fair value cannot be reasonably estimated. The Company has asset retirement obligations associated with the transmission and distribution systems and certain coal mines. However, due to the indeterminate removal dates, the fair value of the associated liabilities currently cannot be estimated and no amounts are recognized in the Consolidated Financial Statements.

For those asset retirement removal costs of the electric utility operations that do not meet the requirements of SFAS No. 143, PacifiCorp recovers through approved depreciation rates estimated removal costs and accumulates such amounts in Asset retirement removal costs within Regulatory liabilities as described in Note 3.

Income taxes—The Company uses the liability method of accounting for deferred income taxes. Deferred tax liabilities and assets reflect the expected future tax consequences, based on enacted tax law, of temporary differences between the tax basis of assets and liabilities and their financial reporting amounts.

Historically, PacifiCorp did not recognize deferred taxes on many of the timing differences between book and tax depreciation. In prior years, these benefits were flowed through to the utility customer as prescribed by PacifiCorp's various regulatory jurisdictions. Deferred income tax liabilities and Regulatory assets have been established for those flow-through tax benefits, as shown in Note 20.

Investment tax credits are deferred and amortized to income over periods prescribed by PacifiCorp's various regulatory jurisdictions.

Stock-based compensation—As permitted by SFAS No. 123, *Accounting for Stock-Based Compensation* ("SFAS No. 123"), the Company accounts for its stock-based compensation arrangements, primarily employee stock options, under the intrinsic value recognition and measurement principles of Accounting Principles Board ("APB") Opinion No. 25, *Accounting for Stock Issued to Employees* ("APB No. 25"), and related interpretations in accounting for employee stock options issued to employees. Under APB No. 25, because the exercise price of employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recorded if the ultimate number of shares to be awarded is known at the date of the grant. All options are issued in Scottish Power plc ("ScottishPower") American Depository Shares, as discussed in Note 19. Had the Company determined compensation cost based on the fair value at the grant date for all stock options vesting in each period under SFAS No. 123, Net (loss) income would have been (increased)/reduced to the pro forma amounts below:

	Years Ended March 31,	
	2005	2004
	(Millions of dollars)	
Net (loss) income as reported	$(2,344.1)	$216.8
Add: stock-based compensation using the intrinsic value method, net of related tax effects	3.2	—
Less: stock-based compensation expense using the fair value method, net of related tax effects	(4.5)	(1.1)
Pro forma net (loss) income	$(2,345.4)	$215.7

The $3.2 million of stock-based compensation expense presented net of tax under the intrinsic value method in the above table represents estimated expense associated with the Executive Share Option Plan 2001 (the "ExSOP"), the deferred share program and the Long-Term Incentive Plan described in Note 19.

Revenue recognition—Electricity sales to retail customers are determined based on meter readings taken throughout the month. PacifiCorp accrues an estimate of unbilled revenues, which are earned but not yet billed, net of estimated line losses, each month for electric service provided after the meter reading date to the end of the month. The process of calculating the Unbilled revenue estimate consists of three components: quantifying PacifiCorp's total electricity delivered during the month, assigning unbilled revenues to customer type and valuing the unbilled energy. Factors involved in the estimation of consumption and line losses relate to weather conditions, amount of natural light, historical trends, economic impacts and customer type. Valuation of unbilled energy is based on estimating the average price for the month for each customer type. The amount accrued for Unbilled revenue was $143.8 million at March 31, 2005 and $127.8 million at March 31, 2004.

Revenues from sales of wholesale energy, natural gas and natural gas storage services are recognized upon delivery or as services are provided. Revenues related to energy and services provided, but not yet billed, are estimated each month. These estimates are generally based on contract data and preliminary measurements and allocations. Derivative transactions designated as held for energy trading are accounted for under the mark-to-market method of accounting with the net change in fair value recorded in the Statements of Consolidated (Loss) Income in the period of change.

Reclassifications—Certain reclassifications of prior year's amounts have been made to conform to the 2005 method of presentation. These reclassifications had no effect on previously reported consolidated net income.

New accounting standards—

FSP SFAS No. 106-2

In May 2004, the Financial Accounting Standards Board (the "FASB") released FASB Staff Position ("FSP") SFAS No. 106-2, *Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003* ("FSP SFAS No. 106-2"). FSP SFAS No. 106-2 provides guidance on the accounting for the effects of the Medicare Prescription Drug Improvement and Modernization Act of 2003 (the "Medicare Act"). The Medicare Act introduced a prescription drug benefit under Medicare, as well as a federal subsidy to sponsors of retiree health care plans that include prescription drug benefits. Employers that sponsor postretirement health care plans that offer prescription drug benefits must determine if their prescription drug benefits are actuarially equivalent to the drug benefit provided under Medicare Part D as of the date of enactment of the Medicare Act to be entitled to receive the subsidy. Employers are required to disclose the effect of the federal subsidy afforded by the Medicare Act if its prescription drug benefits are determined to be actuarially equivalent to the Medicare Part D benefit. FSP SFAS No. 106-2 was effective for the first interim or annual period beginning after June 15, 2004. The Company elected to adopt FSP SFAS No. 106-2 early upon its release with retroactive application to PacifiCorp's Welfare Benefits Plan December 31, 2003 measurement date. Because that measurement date is used only to determine net periodic postretirement benefit cost for the period beginning April 1, 2004, there was no impact on previously reported information. The effects of the Medicare Act decreased PacifiCorp's accumulated postretirement benefit obligation by $42.6 million. This decrease is treated as an actuarial experience gain. This actuarial experience gain reduces the unrecognized net loss resulting from differences in prior periods between actuarial assumptions and actual experience. The actuarial experience gain will be amortized to expense through a decrease in the amortization of the unrecognized net loss. The effects of the Medicare Act decreased net periodic postretirement benefit cost for the year ended March 31, 2005, when compared to the expense calculated before the adoption of FSP SFAS No. 106-2, as follows:

	Year Ended March 31, 2005
	(Millions of dollars)
Decrease in:	
Interest cost	$2.7
Service cost	0.1
Amortization of unrecognized loss	2.9
Decrease in Net periodic postretirement benefit cost	$5.7

On January 21, 2005, the Centers for Medicare and Medicaid Services released final regulations for implementing the Medicare Act. These regulations provide guidance for making a determination of whether the benefits under a plan will meet the definition of actuarial equivalence. As this was subsequent to PacifiCorp's measurement date, these regulations had no impact on the year ended March 31, 2005. The Company expects these regulations to result in an additional decrease in the accumulated postretirement benefit obligation of approximately $18.0 million and an additional decrease in the net periodic postretirement benefit cost of approximately $3.3 million during the year ending March 31, 2006.

SFAS No. 151

In November 2004, the FASB issued SFAS No. 151, *Inventory Costs* ("SFAS No. 151"), which amends Accounting Research Bulletin No. 43, Chapter 4, *Inventory Pricing*. SFAS No. 151 requires that abnormal amounts of idle facility expense, freight, handling costs and wasted material (spoilage) be included as current-period charges, eliminating the option for capitalization. This statement is effective for inventory costs that the Company incurs on or after April 1, 2006. The Company does not typically incur abnormal costs related to inventory balances; therefore, the adoption of this statement is not anticipated to have a material impact on the Company's consolidated financial position or results of operations.

SFAS No. 153

In December 2004, the FASB issued SFAS No. 153, *Exchanges of Non-monetary Assets* ("SFAS No. 153"), which amends APB Opinion No. 29, *Accounting for Non-monetary Transactions* ("APB No. 29"). SFAS No. 153 eliminates the exception from fair value measurement for non-monetary exchanges of similar productive assets in APB No. 29 and replaces it with an exception for exchanges that do not have commercial substance. This statement specifies that a non-monetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. The provisions in this statement will apply to the Company for any exchanges of non-monetary assets that occur on or after April 1, 2006. The adoption of this statement is not expected to have a material impact on the Company's consolidated financial position or results of operations.

SFAS No. 123R and SAB No. 107

In December 2004, the FASB issued SFAS No. 123R, *Share-Based Payment* ("SFAS No. 123R"), a revision of the originally issued SFAS No. 123. SFAS No. 123R establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services. In March 2005, the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin ("SAB") No. 107 ("SAB No. 107"), which provides additional guidance in applying the provisions of SFAS No. 123R. SFAS No. 123R requires that the cost resulting from all share-based payment transactions be recognized in the financial statements using the fair value method. The intrinsic value method of accounting established by APB No. 25 will no longer be allowed. SAB No. 107 describes the SEC Staff's guidance in determining the assumptions that underlie the fair value estimates and discusses the interaction of SFAS No. 123R with other existing SEC guidance.

In April 2005, the effective date of SFAS No. 123R was deferred until the beginning of the fiscal year that begins after June 15, 2005; however, early adoption is encouraged. A modified prospective application is required for new awards and to awards modified, repurchased or cancelled after the required effective date. The provisions of SAB No. 107 will be applied upon adoption of SFAS No. 123R.

The PacifiCorp Stock Incentive Plan (the "PSIP") expired November 29, 2001; therefore, no awards under the PSIP are expected to be newly issued, modified, repurchased or cancelled as of the effective date. As of the effective date, all requisite service under the PSIP will have been previously rendered; therefore, no compensation expense is expected to result from the adoption of this statement in relation to the PSIP.

Certain employees of the Company receive awards under various ScottishPower share-based payment plans. Application to these awards of the fair value method required by SFAS No. 123R, as compared to the application of the intrinsic value method allowed under APB No. 25, is not expected to result in a material change to recorded compensation expense upon adoption of SFAS No. 123R.

FSP SFAS No. 109-1

In December 2004, the FASB issued FSP SFAS No. 109-1, *Application of FASB Statement No. 109, Accounting for Income Taxes, to the Tax Deduction on Qualified Production Activities Provided by the American Jobs Creation Act of 2004.* This tax deduction will be treated as a "special deduction" as described in SFAS No. 109, *Accounting for Income Taxes.* As such, the special deduction has no effect on deferred tax assets and liabilities existing at the enactment date. Rather, the impact of this deduction will be reported in the period in which the deduction could be claimed on a separate return basis in accordance with the Company's accounting policy. This statement became effective upon issuance. The impact of the deduction to the Company will depend on the application of forthcoming guidance from the Internal Revenue Service to the Company's future qualifying electric generation activities and cannot be estimated at this time.

FIN 47

In March 2005, the FASB issued FASB Interpretation No. 47, *Accounting for Conditional Asset Retirement Obligations—an Interpretation of FASB Statement No. 143* ("FIN 47"). FIN 47 clarifies that the term "conditional asset retirement obligation" as used in SFAS No. 143 refers to a legal obligation to perform an asset retirement activity in which the timing and/or method of settlement are conditional on a future event that may or may not be within the control of the entity. The obligation to perform the asset retirement activity is unconditional even though uncertainty exists about the timing and/or method of settlement. FIN 47 clarifies that an entity is required to recognize a liability for the fair value of a conditional asset retirement obligation when incurred if the liability's fair value can be reasonably estimated. FIN 47 is effective at the end of the fiscal year ending after December 15, 2005. The Company is currently evaluating the impact of adopting FIN 47 on its consolidated financial position and results of operations.

SFAS No. 154

In May 2005, the FASB issued SFAS No. 154, *Accounting Changes and Error Corrections* ("SFAS No. 154"), which replaces APB Opinion No. 20, *Accounting Changes* ("APB No. 20") and SFAS No. 3, *Reporting Accounting Changes in Interim Financial Statements.* SFAS No. 154 applies to all voluntary changes in accounting principle and also applies to changes required by an accounting pronouncement that does not include specific transition provisions. Retrospective application is required to prior periods' financial statements of changes in accounting principle and must be limited to the direct effects of the change. When it is impracticable to determine the period-specific effects of an accounting change on one or more individual periods presented, the new accounting principle shall be applied to the balances of assets and liabilities as of the beginning of the earliest period for which retrospective application is practicable and a corresponding adjustment shall be made to the opening balance of retained earnings for that period. The guidance contained in APB No. 20 for reporting the correction of an error in previously issued financial statements and changes in accounting estimate are carried forward in SFAS No. 154 without change. SFAS No. 154 is effective for accounting changes and corrections of errors made on or after April 1, 2006.

EITF No. 04-6

In March 2005, the Emerging Issues Task Force ("EITF") issued EITF No. 04-6, *Accounting for Stripping Costs Incurred during Production in the Mining Industry* ("EITF No. 04-6"). EITF No. 04-6 requires that stripping costs incurred during the production phase of a mine are variable production costs that should be included in the costs of the inventory extracted during the period that the stripping costs are incurred. EITF No. 04-6 will apply to PacifiCorp mining activities that occur on or after April 1, 2006. As the guidance presented in EITF 04-6 is consistent with PacifiCorp's current accounting practice, its adoption is not expected to have a material impact on PacifiCorp's consolidated financial position or results of operations.

FSP SFAS No. 115-1

In July 2005, the EITF decided not to provide additional guidance on the meaning of other-than-temporary impairment, but directed the staff to issue proposed FSP EITF No.03-1-a, *Implementation Guidance for the Application of Paragraph 16 of EITF Issue No. 03-1,* as final. The final FSP will supersede EITF No. 03-1, *The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments* ("EITF No. 03-1"),

and EITF Topic D-44, *Recognition of Other-Than-Temporary Impairment upon the Planned Sale of a Security Whose Cost Exceeds Fair Value*, ("EITF D-44"). The final FSP (re-titled FSP SFAS No. 115-1, *The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments*) will replace the guidance set forth in paragraphs 10-18 of EITF No. 03-1 with references to existing other-than-temporary impairment guidance, such as SFAS No. 115, *Accounting for Certain Investments in Debt and Equity Securities*, SEC Staff Accounting Bulletin No. 59, *Accounting for Non-current Marketable Equity Securities*, and APB Opinion No. 18, *The Equity Method of Accounting for Investments in Common Stock*. FSP SFAS No. 115-1 will codify the guidance set forth in EITF D-44 and clarify that an investor should recognize an impairment loss no later than when the impairment is deemed other than temporary, even if a decision to sell has not been made.

The Board decided that, if enacted, FSP SFAS No. 115-1 would be effective for other-than-temporary impairment analysis conducted in periods beginning after September 15, 2005. The finalized FSP is expected to be issued in August 2005. The adoption of the measurement and recognition guidance of FSP SFAS No. 115-1, if implemented in its present form, is not anticipated to have a material impact on the Company's consolidated financial position or results of operations.

Note 2—Sale of PacifiCorp

In May 2005, ScottishPower and PHI executed a Stock Purchase Agreement (the "Stock Purchase Agreement") providing for the sale of all PacifiCorp common stock held by PHI to MidAmerican Energy Holdings Company ("MidAmerican") for a value of approximately $9.4 billion, consisting of approximately $5.1 billion in cash plus approximately $4.3 billion in net debt and preferred stock, which will remain outstanding at PacifiCorp. MidAmerican is based in Des Moines, Iowa, and is a privately owned global provider of energy services.

The closing of the sale of PacifiCorp is subject to a number of conditions, including ScottishPower shareholder consent and regulatory approvals from the SEC, the FERC, the Federal Communications Commission, the Department of Justice or the Federal Trade Commission, the Nuclear Regulatory Commission and the public utility commissions in the states of Utah, Oregon, Wyoming, Washington, Idaho and California, as well as approvals under existing third-party agreements. Pending satisfaction of the closing conditions, the Stock Purchase Agreement requires ScottishPower and PHI to cause PacifiCorp to operate its business in the ordinary course consistent with past business practice. Beginning in the first quarter of fiscal 2006, PacifiCorp will be treated as discontinued operations until the sale is complete. The Stock Purchase Agreement also requires ScottishPower and PHI to obtain MidAmerican's prior approval to certain actions taken by PacifiCorp beyond limits specified in the Stock Purchase Agreement, including:

- borrowings or debt issuances;
- capital expenditures;
- construction or acquisition of new generation, transmission or delivery facilities or systems, other than as currently planned or necessary to fulfill regulatory commitments;
- unbudgeted significant acquisitions or dispositions;
- modifications to material agreements with regulators;
- issuance or sale of any capital stock to any person, other than PHI in certain circumstances;
- adoption or amendment of employee benefit plans or material increases to employee compensation; and
- payment of dividends to PHI.

Note 3—Accounting for the Effects of Regulation

Regulated utilities have historically applied the provisions of SFAS No. 71, which is based on the premise that regulators will set rates that allow for the recovery of a utility's costs, including cost of capital. Accounting under SFAS No. 71 is appropriate as long as (i) rates are established by or subject to approval by independent, third-party regulators, (ii) rates are designed to recover the specific enterprise's cost of service, and (iii) in view of demand for service, it is reasonable to assume that rates are set at levels that will recover costs and can be collected from customers.

SFAS No. 71 provides that regulatory assets may be capitalized if it is probable that future revenue in an amount at least equal to the capitalized costs will result from the inclusion of that cost in allowable costs for ratemaking purposes. In addition, the rate action should permit recovery of the specific previously incurred costs rather than provide for expected levels of similar future costs. PacifiCorp records regulatory assets and liabilities based on management's assessment that it is probable that a cost will be recovered (asset) or that an obligation has been incurred (liability). The final outcome, or additional regulatory actions, could change management's assessment in future periods. A regulatory body can provide current rates intended to recover costs that are expected to be incurred in the future, with the understanding that if those costs are not incurred, future rates will be reduced by corresponding amounts. If current rates are intended to recover such costs, PacifiCorp recognizes amounts charged pursuant to such rates as liabilities and takes those amounts to income only when the associated costs are incurred. In applying SFAS No. 71, PacifiCorp must give consideration to changes in the level of demand or competition during the cost recovery period. In accordance with SFAS No. 71, PacifiCorp capitalizes certain costs as regulatory assets in accordance with regulatory authority whereby those costs will be expensed and recovered in future periods.

PacifiCorp continuously evaluates the appropriateness of applying SFAS No. 71 to each of its jurisdictions. At March 31, 2005, PacifiCorp had recorded specifically identified net regulatory assets of $336.8 million. In the event PacifiCorp stopped applying SFAS No. 71 at March 31, 2005, an after-tax loss of approximately $208.9 million would be recognized. While regulatory orders and market conditions may affect PacifiCorp's cash flows, its cash flows would not be affected if it stopped applying SFAS No. 71 unless a regulatory order limited its ability to recover the cost of a specific regulatory asset.

PacifiCorp is subject to the jurisdiction of public utility regulatory authorities of each of the states in which it conducts retail electric operations with respect to prices, services, accounting, issuance of securities and other matters. The jurisdictions in which PacifiCorp operates are in various stages of evaluating deregulation. At present, PacifiCorp is subject to cost-based ratemaking for its business. PacifiCorp is a "licensee" and a "public utility" as those terms are used in the Federal Power Act and is, therefore, subject to regulation by the Federal Energy Regulatory Commission (the "FERC") as to accounting policies and practices, certain prices and other matters.

Regulatory assets include the following:

	March 31,	
	2005	2004
	(Millions of dollars)	
Deferred income taxes	$ 499.9	$ 519.1
Minimum pension liability	280.7	226.2
Unamortized issuance expense on retired debt	34.6	40.6
Demand-side resource costs	25.5	40.1
Transition plan—retirement and severance	24.9	38.2
Various other costs	107.2	168.1
Subtotal	972.8	1,032.3
Derivative contracts (a)	170.0	422.2
Total	$1,142.8	$1,454.5

(a) Represents the fair market value of the current and non-current derivative contracts that are specifically recoverable through rates.

At March 31, 2005, PacifiCorp had $1,095.6 million of regulatory assets not accruing carrying charges. Of this amount, $170.0 million of regulatory assets for derivative contracts were offset by like amounts of derivative instrument contract liabilities. Additionally, $280.7 million relates to regulatory assets in respect of minimum pension liability offsets where interest cost is included as a component of rates. Finally, this amount includes a deferred income tax balance of $499.9 million, representing accelerated tax benefits previously flowed through to ratepayers, which will be included in rates concurrently with recognition of the associated tax expense.

Regulatory liabilities include the following:

	March 31, 2005	March 31, 2004
	(Millions of dollars)	
Asset retirement removal costs (a)	$689.3	$670.6
Gain on sale of Centralia plant	15.8	43.7
Deferred income taxes	44.4	36.2
Various other costs	56.5	57.0
Total	$806.0	$807.5

(a) Represents removal costs recovered in rates that do not qualify as asset retirement obligations under SFAS No. 143.

PacifiCorp evaluates the recovery of all regulatory assets periodically and as events occur. The evaluation includes the probability of recovery as well as changes in the regulatory environment. Regulatory and/or legislative action in Utah, Oregon, Wyoming, Washington, Idaho and California may require PacifiCorp to record regulatory asset write-offs and charges for impairment of long-lived assets in future periods. Impairment would be measured in accordance with PacifiCorp's asset impairment policy, as discussed in Note 1.

Note 4—Derivative Instruments

The Company's business is to serve its retail customers, as well as a wide variety of wholesale customers. The Company's business is exposed to risks relating to, but not limited to, changes in certain commodity prices, weather conditions and counterparty performance. The Company enters into derivative instruments, including electricity, natural gas, oil and coal forward, option and weather contracts, to manage its exposure to commodity price and volume risk and to ensure supply, thereby attempting to minimize variability in net power costs for customers. The Company has policies and procedures to manage the risks inherent in these activities and a risk management committee to monitor compliance with the Company's risk management policies and procedures.

The risk management process established by the Company is designed to identify, assess, monitor, report, manage and mitigate each of the various types of risk involved in its business and activities, to measure quantitative market risk exposure and to identify qualitative market risk exposure in its businesses. To assist in managing the volatility relating to these exposures, the Company enters into various transactions, including derivative transactions, consistent with the Company's risk management policy. The risk management policy governs energy transactions and is designed for hedging the Company's existing energy and asset exposures, and to a limited extent the policy permits arbitrage activities to take advantage of market inefficiencies. The policy also governs the Company's use of derivative instruments for commodity derivative transactions, as well as its energy purchase and sales practices, and describes the Company's credit policy and management information systems required to effectively monitor such derivative use. The Company's risk management policy provides for the use of only those instruments that have a similar volume or price relationship to its portfolio of assets, liabilities or anticipated transactions, thereby ensuring that such instruments will be primarily used for hedging. The Company's portfolio of energy derivatives is substantially used for non-trading purposes.

In April 2001, the Company adopted SFAS No. 133. Under SFAS No. 133, derivative instruments are recorded on the Consolidated Balance Sheets as assets or liabilities measured at estimated fair value, unless they qualify for the exemptions afforded by the standard.

In April 2003, the FASB issued SFAS No. 149, which amended and clarified financial reporting for derivative instruments, including, among other things, the qualifications for the normal purchases and normal sales exception under SFAS No. 133. This statement is effective for contracts entered into or modified after June 30, 2003. Certain modifications and changes to the applicability of the normal purchases and normal sales scope exception for contracts led the Company to commence marking-to-market certain transactions that were entered into after June 30, 2003, that, prior to the implementation of SFAS No. 149, would have qualified for the normal purchases and normal sales exemption under SFAS No. 133.

In July 2003, the EITF issued *Accounting for Derivative Instruments and Hedging Activities, and Not Held for Trading Purposes* ("EITF No. 03-11"), which provides guidance on whether to report realized gains or losses on physically settled derivative contracts not held for trading purposes on a gross or net basis and requires realized gains or losses on derivative contracts that do not settle physically to be reported on a net basis. The adoption of EITF No. 03-11 during the year ended March 31, 2004, resulted in the Company netting certain contracts that were previously recorded on a gross basis as a component of Wholesale sales and other revenues, Non-regulated energy, natural gas storage sales and other and Energy costs. The adoption of EITF No. 03-11 had no impact on the Company's consolidated Net income and all periods presented are consistent with the requirements of EITF 03-11.

As the FASB continues to issue interpretations, the Company may change the conclusions that it has reached and, as a result, the accounting treatment and financial statement impact could change in the future.

The accounting treatment for the various classifications of derivative financial instruments is as follows:

Normal purchases and normal sales—The contracts that qualify as normal purchases and normal sales are excluded from the requirements of SFAS No. 133. The realized gains and losses on these contracts are reflected in the Statements of Consolidated (Loss) Income at the contract settlement date.

Trading and risk management activity—The unrealized gains and losses relating to forward sales contracts are included in Wholesale sales and other revenues and Non-regulated energy, natural gas storage sales and other. The unrealized gains and losses relating to forward purchase contracts are included in Energy costs on the Statements of Consolidated (Loss) Income. As the forward contracts are settled, the realized gains or losses are recorded and the unrealized gains and losses are reversed.

Undesignated—For undesignated contracts that are not classified as involving trading and risk management activities, unrealized gains and losses from sales contracts, along with the gross revenues upon realization, are reported in Wholesale sales and other revenues and Non-regulated energy, natural gas storage sales and other in the Statements of Consolidated (Loss) Income. Unrealized gains and losses from purchase contracts, along with the gross expenses upon realization, are reported in Energy costs in the Statements of Consolidated (Loss) Income.

The Company has the following types of commodity transactions:

Coal, natural gas and other fuel purchase contracts—The Company enters into long-term and short-term coal, natural gas and other purchase contracts to provide adequate fuel resources to its electricity generation facilities and its other fuel needs. These contracts generally have limited optionality and require the Company to take physical delivery of the commodity.

Financial natural gas contracts—The Company has also entered into forward financial natural gas contracts to manage its exposure relative to the changes in forward market prices for natural gas. These contracts are recorded under the mark-to-market method of accounting with the net change in their fair value recorded in Wholesale sales and other revenues or Energy costs on the Statements of Consolidated (Loss) Income in the period of change.

Weather derivatives—PacifiCorp has executed a contract to hedge changes in hydroelectric generation due to variation in streamflows. This contract is not exchange-traded, and settlement is based on climatic or other physical variables. Therefore, on a periodic basis, PacifiCorp estimates and records a gain or loss in earnings corresponding to the total expected future cash flow from this contract in accordance with EITF No. 99-2, *Accounting for Weather Derivatives*. The net asset (liability) recorded for this contract was $20.3 million at March 31, 2005, and $(5.3) million at March 31, 2004. PacifiCorp recognized a gain of $27.9 million for the year ended March 31, 2005 and a gain of $0.4 million for the year ended March 31, 2004.

Wholesale electricity purchase and sales contracts—The Company makes continuing projections of future retail and wholesale loads and future resource availability to meet these loads based on a number of criteria, including historical load and forward market and other economic information and experience. Based on these projections, the Company purchases and sells electricity on a forward yearly, quarterly, monthly, daily and hourly basis to match actual resources to actual energy requirements and sells any surplus at the prevailing market price. This process involves hedging transactions, which include the purchase and sale of firm energy

under long-term contracts, forward physical contracts or financial contracts for the purchase and sale of a specified amount of energy at a specified price over a given period of time (typically for one month, three months or one year) and forward purchases and sales of transmission service.

PPM manages its energy resources and requirements by integrating plant operations, contract dispatch and energy management activities with various commodity purchase and sale commitments (such as tolling arrangements and electricity purchase contracts), transportation and transmission agreements. Optimization benefits are derived from displacing plant operations with low-priced market purchases and selling or storing the displaced natural gas as well as using contract delivery flexibility to manage location price differentials in both natural gas and electricity. These processes involve hedging transactions, which may include the purchase and sale of firm capacity and energy under long-term contracts, forward physical or financial contracts for the purchase and sale of a specified amount of capacity, electricity at a specified price over a given period of time (typically for one month, three months or one year) and forward purchases and sales of transmission and transportation service.

The Company has entered into master netting agreements with significant trading counterparties. These agreements, which provide the right to offset unrealized gains and losses with the same counterparty across more than one commodity and/or allow for settlement of purchase and sale transactions with the same counterparty by a single payment, reduced the Company's credit exposure by approximately $95.6 million at March 31, 2005, and approximately $15.4 million at March 31, 2004. Amounts that qualify for offset or payment netting under master netting agreements are presented net on the Consolidated Financial Statements.

The following table shows the changes in the fair value of energy-related contracts subject to the requirements of SFAS No. 133, as amended, from April 1, 2004, to March 31, 2005, and quantifies the reasons for the changes.

	Net Asset (Liability)		Regulatory Net Asset
	Trading	Non-trading	(Liability) (c)
	(Millions of dollars)		
Fair value of contracts outstanding at March 31, 2004	$(1.1)	$(182.6)	$ 422.2
Contracts realized or otherwise settled during the period	3.1	(83.8)	42.6
Changes in fair values attributable to changes invaluation techniques and assumptions (a)	—	(27.2)	27.2
Other changes in fair values (b)	0.3	293.4	(322.0)
Fair value of contracts outstanding at March 31, 2005	$ 2.3	$ (0.2)	$ 170.0

(a) Effective September 30, 2004, PacifiCorp changed to a U.S. London Interbank Offered Rate (LIBOR) from the U.S. Treasury rate for discounting the portfolio. This change had the effect of increasing the fair value of non-trading contracts by $25.5 million, offset by a decrease in regulatory net assets by the same amount.

Effective March 31, 2005, PacifiCorp adjusted its estimate of the period covered by market quotes from three years to six years due to the increased availability of verifiable market quotations. This change had the effect of decreasing the fair value of non-trading contracts by $52.7 million, offset by an increase in regulatory net assets by the same amount.

(b) Other changes in fair values include the effects of changes in market prices, inflation rates and interest rates, including those based on models, on new and existing contracts for the year ended March 31, 2005.

(c) Contracts that have received commission approval for regulatory recovery are included as a Regulatory Net Asset (Liability).

Short-term contracts, without explicit or embedded optionality, are valued based upon the relevant portion of the forward price curve. Contracts with explicit or embedded optionality are valued by separating each contract into its physical and financial forward, swap and option components. Forward and swap components are valued against the appropriate forward price curve. The optionality is valued using a modified Black-Scholes model approach or a stochastic simulation (Monte Carlo) approach. Each option component is modeled and valued separately using the appropriate forward price curve.

The Company bases it's forward price curves upon market price quotations when available and bases them on internally developed and commercial models, with internal and external fundamental data inputs, when market quotations are unavailable. 'Market quotes are obtained from independent energy brokers, as well as direct information received from third-party offers and actual transactions executed by the Company. As noted above, price quotations for certain major electricity trading hubs are generally readily obtainable for the first six years and therefore the Company's forward price curves for those locations and periods reflect observable market quotes. However, in the later years or for locations that are not actively traded, forward price curves must be developed. For short-term contracts at less actively traded locations, prices are modeled based on observed historical price relationships with actively traded locations. For long-term contracts extending beyond six years, the forward price curve (beyond the first six years) is based upon the use of a fundamentals model (cost-to-build approach) due to the limited information available. The fundamentals model is updated as warranted, at least quarterly, to reflect changes in the market such as long-term natural gas prices and expected inflation rates.

Standardized derivative contracts that are valued using market quotations, as described above, are classified in the table below as "values based on quoted market prices from third-party sources." All remaining contracts, which include non-standard contracts and contracts for which market prices are not routinely quoted, are classified as "values based on models and other valuation methods."

	Fair Value of Contracts at Period-End				
	Maturity Less Than 1 Year	Maturity 1-3 Years	Maturity 4-5 Years	Maturity in Excess of 5 Years	Total Fair Value
	(Millions of dollars)				
Trading:					
Values based on quoted market prices from third-party sources	$ 1.2	$ 1.0	$ 0.1	$ —	$ 2.3
Values based on models and other valuation methods	—	—	—	—	—
Total trading	$ 1.2	$ 1.0	$ 0.1	$ —	$ 2.3
Non-trading:					
Values based on quoted market prices from third-party sources	$(216.3)	$(206.7)	$10.8	$ (16.8)	$(429.0)
Values based on models and other valuation methods	328.8	379.3	2.2	(281.5)	428.8
Total non-trading	$ 112.5	$ 172.6	$13.0	$(298.3)	$ (0.2)

Note 5—Related-Party Transactions

There are no loans or advances between PacifiCorp and ScottishPower or between PacifiCorp and PHI. Loans from PacifiCorp to ScottishPower or PHI are prohibited under the Public Utility Holding Company Act of 1935 ("PUHCA"). Loans from ScottishPower or PHI to PacifiCorp generally require state regulatory and SEC approval. There are intercompany loan agreements that allow funds to be lent to PacifiCorp from PacifiCorp Group Holdings Company ("PGHC"), but loans from PacifiCorp to PGHC are prohibited. There are intercompany loan agreements that allow funds to be lent between PacifiCorp and Pacific Minerals, Inc., a wholly owned subsidiary of PacifiCorp. PacifiCorp does not maintain a centralized cash or money pool. Therefore, funds of each company are not commingled with funds of any other company. Other affiliate transactions that PacifiCorp enters into are subject to certain approval and reporting requirements of the regulatory authorities.

The tables below detail the Company's transactions and balances with unconsolidated related parties.

	March 31, 2005	March 31, 2004
	(Millions of dollars)	
Amounts due from affiliated entities:		
SPUK accounts receivable (a)	$ 0.3	$ 0.2
PECL note receivable (b)	—	4.5
	$ 0.3	$ 4.7
Amounts due to affiliated entities:		
SPUK:		
Accounts payable (c)	$ 5.0	$ 2.6
Interest payable (d)	48.1	48.1
Note payable (e)	130.0	100.0
PECL:		
Accounts payable (f)	53.7	—
Note payable (b)	37.5	—
	274.3	150.7
PUKL: Stock subscription obligation (g)	2,375.0	2,375.0
	$2,649.3	$2,525.7

	Years Ended March 31, 2005	Years Ended March 31, 2004
	(Millions of dollars)	
Revenues from affiliates:		
SPUK:		
Expenses recharged (a)	$ 3.1	$ 0.7
PECL (f)	173.4	137.1
	$ 176.5	$ 137.8
Expenses to affiliates:		
SPUK:		
Expenses recharged (c)	$ 16.1	$ 7.8
PGHC interest expense (e)	4.6	0.4
PHI interest expense (d)	160.3	161.1
PECL (f)	139.3	99.3
	$ 320.3	$ 268.6

(a) For the year ended March 31, 2005, expenses and liabilities primarily represent amounts allocated to Scottish Power UK ("SPUK") by the Company for services provided under the cross-charge policy described below. The Company also recharged to SPUK payroll costs and related benefits of PacifiCorp employees working on international assignment in the United Kingdom during the years ended March 31, 2005 and 2004.

(b) PPM has arranged for a reciprocal borrowing and investing facility to PPM Energy Canada, Ltd. (formerly PacifiCorp Energy Canada, Ltd., hereinafter referred to as "PECL"), an indirect subsidiary of ScottishPower, in an aggregate amount not to exceed $125.0 million. Borrowings, if applicable under this arrangement, are subject to availability of PPM's funds, are due on demand, and partially fund PECL's operational needs. The interest rate under this facility is the London Interbank Offered Rate ("LIBOR") plus 15 basis points per annum, which was 2.67% as of March 31, 2005.

(c) For the year ended March 31, 2005, expenses and liabilities primarily represent amounts allocated to the Company for services received under the cross-charge policy described below. SPUK also recharged the Company for payroll costs and related benefits of SPUK employees working on international assignment in the United States for the years ended March 31, 2005 and 2004.

(d) Represents interest payable and expense on stock subscription obligations or notes payable to subsidiaries of ScottishPower.

(e) At March 31, 2005 and 2004, PGHC had a note payable, interest payable and related interest expense to SPUK, a subsidiary of ScottishPower. The obligation bears interest based on the London Interbank Offered Rate (LIBOR) plus an applicable margin.

(f) PPM has contractual arrangements with PECL to purchase and sell natural gas. Such purchases are settled via affiliated borrowing arrangements.

(g) Represents the stock subscription liability to PacifiCorp UK Limited ("PUKL"), for a subscription of 1,250,000 shares of stock of a wholly owned subsidiary, which were subsequently sold to another affiliate, SP Finance 2 Limited. The stock subscription obligation is payable in various annual installments between December 31, 2012, and December 31, 2017. The obligation bears interest at 6.75% annually.

Commencing on April 1, 2004, the Company and SPUK implemented a cross-charge policy governing the allocation of costs incurred by the Company and SPUK, on behalf of each other. This policy, approved by the SEC in its administration of the PUHCA, permits the Company to receive certain administrative services, priced at cost, from SPUK. These include shareholder services, investor relations, management and human resource services. The Company also provides administrative services to SPUK and other ScottishPower affiliates under the cross-charge policy. Cross-charges from SPUK to the Company amounted to $16.2 million for the year ended March 31, 2005, and were recorded in Operations and maintenance expense.

Note 6—Goodwill

In November 2004, the ScottishPower board began a strategic review of the PacifiCorp reporting unit as a result of its performance and the significant investment it requires in the immediate future. In May 2005, the ScottishPower board concluded that in light of the prospects for PacifiCorp, the scale and timing of the capital investment required and the likely profile of returns, shareholders' interests were best served by a sale of PacifiCorp and the return of capital to shareholders, as discussed in Note 2. In light of the conclusions of this strategic review, it was determined that a triggering event had occurred under SFAS No. 144 and SFAS No. 142. Accordingly, a review of the carrying value of the long-lived assets and goodwill allocated to the PacifiCorp reporting unit was performed. A two-step impairment test is required under both SFAS No. 144 and SFAS No. 142. Under SFAS No. 144, undiscounted cash flows for the long-lived assets of PacifiCorp exceeded their aggregate carrying value and accordingly no impairment was triggered. Under SFAS No. 142, the carrying value of the net assets of PacifiCorp (including goodwill) was determined to be in excess of its fair value at March 31, 2005. Accordingly, an analysis to determine the implied fair value of goodwill was performed. Fair value was determined primarily using discounted cash flows and with reference to the price of comparable businesses, recent market transactions and estimated proceeds from disposal. As a result, a goodwill impairment charge of $2,611.0 million was recorded for the amount by which the carrying value of the goodwill related to PacifiCorp exceeded its implied fair value. As of March 31, 2005, goodwill related to PacifiCorp was $679.8 million. The remaining goodwill relates to PPM.

Note 7—Marketable Securities

PacifiCorp, by contract with Idaho Power, maintains a trust relating to final reclamation of a leased coal mining property. Amounts funded are based on estimated future reclamation costs and estimated future coal deliveries. In the years ended March 31, 2005 and 2004, PacifiCorp reviewed funding requirements based on estimated future gains and interest earnings on trust assets and the projected future reclamation liability. PacifiCorp, under contract, reviews funding on a periodic basis.

The amortized cost and fair value of reclamation trust securities and other investments included in Deferred charges and other assets on the Company's Consolidated Balance Sheets, which are classified as available-for-sale, were as follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
		(Millions of dollars)		
March 31, 2005				
Money market account	$ 2.7	$—	$—	$ 2.7
Mutual fund account	27.0	—	(1.0)	26.0
Debt securities	25.6	0.4	(0.4)	25.6
Equity securities	60.6	13.2	(1.2)	72.6
Total	$115.9	$13.6	$(2.6)	$126.9
March 31, 2004				
Money market account	$ 3.3	$—	$—	$ 3.3
Mutual fund account	26.1	—	(0.3)	25.8
Debt securities	31.5	2.9	—	34.4
Equity securities	64.8	12.0	(3.5)	73.3
Total	$125.7	$14.9	$(3.8)	$136.8

The quoted market price of securities is used to estimate their fair value.

The amortized cost and estimated fair value of debt securities at March 31, 2005 and 2004, by contractual maturities and of equity securities for the same dates are shown below. Actual maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	March 31,			
	2005		2004	
	Amortized Cost	Estimated Fair Value	Amortized Cost	Estimated Fair Value
		(Millions of dollars)		
Debt securities:				
Due in one year or less	$ 0.7	$ 0.7	$ 8.6	$ 10.6
Due after one year through five years	5.6	5.6	4.3	4.5
Due after five years through ten years	9.8	9.9	11.1	11.6
Due after ten years	9.5	9.4	7.5	7.7
Money market account	2.7	2.7	3.3	3.3
Mutual fund account	27.0	26.0	26.1	25.8
Equity securities	60.6	72.6	64.8	73.3
Total	$115.9	$126.9	$125.7	$136.8

Proceeds, gross gains and gross losses from realized sales of available-for-sale securities using the specific identification method were as follows for the years ended March 31, 2005 and 2004:

	Years Ended March 31,	
	2005	2004
	(Millions of dollars)	
Proceeds	$49.1	$97.2
Gross gains	$ 6.3	$ 6.8
Gross losses	(2.2)	(3.4)
Net gains (losses)	$ 4.1	$ 3.4

Note 8—Asset Retirement Obligations and Accrued Environmental Costs

Asset Retirement Obligations—The Company records asset retirement obligations for long-lived physical assets that qualify as legal obligations under SFAS No. 143. The Company estimates its asset retirement obligation liabilities based upon detailed engineering calculations of the amount and timing of the future cash spending for a third party to perform the required work. Spending estimates are escalated for inflation and then discounted at a credit-adjusted, risk-free rate. The Company then records an asset retirement obligation asset associated with the liability. The asset retirement obligations asset is depreciated over its expected life and the asset retirement obligations liability is accreted to the projected spending date. Changes in estimates could occur due to plan revisions, changes in estimated costs and changes in timing of the performance of reclamation activities. In addition, the Company records removal costs as a part of depreciation expense in accordance with regulatory accounting requirements described in Note 3. Since asset retirement costs are recovered through the ratemaking process, the Company records a Regulatory asset or Regulatory liability on the Consolidated Balance Sheets to account for the difference between asset retirement costs as currently approved in rates and costs under SFAS No. 143.

Upon adoption of SFAS No. 143 at April 1, 2003, the Company recorded an asset retirement obligation liability at its net present value of $196.5 million. The Company also increased net depreciable assets by $37.7 million, removed $146.8 million of costs accrued for retirement from decommissioning liabilities and reclamation liabilities, decreased regulatory liabilities by $7.7 million and increased regulatory assets by $2.8 million for the difference between retirement costs approved by regulators and obligations under SFAS No. 143, and recorded a cumulative pretax effect of a change in accounting principle of $1.5 million, which is reflected in the Company's Consolidated Statements of Income for the year ended March 31, 2004.

The following table describes the changes to the Company's asset retirement obligation liability for the years ended March 31, 2005 and 2004:

	March 31, 2005	March 31, 2004
	(Millions of dollars)	
Liability recognized at beginning of period	$194.3	$196.5
Liabilities incurred	1.5	5.6
Liabilities settled (a)	(13.0)	(14.5)
Revisions in cash flow (b)	8.9	(1.5)
Accretion expense	8.8	8.2
Asset retirement obligation	200.5	194.3
Less amount in Current liabilities—other	17.8	13.7
Long-term asset retirement obligation at end of period (c)	$182.7	$180.6

(a) Relates primarily to ongoing reclamation work at the Glenrock coal mine.

(b) Results from changes in the timing and amounts of estimated cash flows for certain plant reclamation.

(c) Amount included in Deferred credits—other.

PacifiCorp had trust fund assets recorded at fair value included in Deferred charges and other of $92.4 million at March 31, 2005, and $87.4 million at March 31, 2004, relating to mine and plant reclamation, including the minority interest joint owner portions.

Accrued Environmental Costs—The Company's policy is to accrue environmental cleanup-related costs of a non-capital nature when those costs are believed to be probable and can be reasonably estimated. The quantification of environmental exposures is based on assessments of many factors, including changing laws and regulations, advancements in environmental technologies, the quality of information available related to specific sites, the assessment stage of each site investigation, preliminary findings and the length of time involved in remediation or settlement. The Company hires external consultants from time to time to conduct studies in order to establish reserves for various site environmental remediation costs. The Company is subject to cost-sharing agreements with other potentially responsible parties based on decrees, orders and other legal agreements. In these circumstances, the Company assesses the financial capability of other potentially responsible parties and the reasonableness of the Company's apportionment. These agreements may affect the range of potential loss. Additionally, the Company may benefit from excess insurance policies that may cover some of the cleanup costs if costs incurred exceed certain amounts.

The Company assesses its potential obligations to perform environmental remediation on an ongoing basis. As a result of studies performed during the year ended March 31, 2005, PacifiCorp adjusted its reserve by $2.0 million to reflect its most likely estimate for probable liabilities. Remediation costs that are fixed and determinable have been discounted to their present value using credit-adjusted, risk-free discount rates based on the expected future annual borrowing rates of PacifiCorp. The liability recorded was $33.3 million at March 31, 2005, and $37.9 million at March 31, 2004, and is included as part of Deferred credits—other. The March 31, 2005 recorded liability included $23.2 million of discounted liabilities. Had none of the liabilities included in the $33.3 million balance recorded at March 31, 2005 been discounted, the total would have been $35.6 million. The expected payments for each of the five succeeding fiscal years and thereafter are as follows: $6.8 in 2006, $4.3 in 2007, $4.3 in 2008, $1.4 in 2009, $1.2 in 2010 and $15.3 thereafter.

PacifiCorp expects to spend a considerable portion of the environmental reserves over the next six years. It is possible that future findings or changes in estimates could require that additional amounts be accrued. Should current circumstances change, it is possible that PacifiCorp could incur an additional undiscounted obligation of up to approximately $77.3 million relating to existing sites. However, management believes that completion or resolution of these matters will have no material adverse effect on the Company's consolidated financial position or results of operations.

Note 9—Notes Payable and Commercial Paper

PacifiCorp's short-term debt and borrowing arrangements were as follows:

	Balance	Average Interest Rate
	(Millions of dollars)	
March 31, 2005	$468.8	2.9%
March 31, 2004	$124.9	1.1%

In addition to the above, at March 31, 2005, PacifiCorp had an $800.0 million committed bank revolving credit agreement, which was fully available and which had no borrowings outstanding. This facility, which has a three-year term, became effective in May 2004 and was used to replace an expiring $500.0 million facility and a $300.0 million facility that was terminated by PacifiCorp prior to its maturity. The interest on advances under this facility is generally based on the London Interbank Offered Rate (LIBOR) plus a margin that varies based on PacifiCorp's credit ratings.

Note 10—Minority Interest

Minority interest includes the following:

	March 31,	
	2005	2004
	(Millions of dollars)	
Preferred stock not subject to mandatory redemption	$41.3	$41.3
Minority interest in Bridger Coal Company	26.2	22.8
Minority interest in PacifiCorp Environmental Remediation Company	1.0	0.6
Dividends payable to preferred shareholders	0.5	0.5
Total	$69.0	$65.2

PacifiCorp's Preferred stock not subject to mandatory redemption was as follows:

Series	Redemption Price Per Share	March 31, 2005 Shares	March 31, 2005 Amount	March 31, 2004 Shares	March 31, 2004 Amount
	(Thousands of shares, millions of dollars, except per share amounts)				
Preferred stock not subject to mandatory redemption					
Serial Preferred, $100 stated value, 3,500 shares authorized					
4.52%	$103.5	2	$ 0.2	2	$ 0.2
4.56	102.3	85	8.4	85	8.4
4.72	103.5	70	6.9	70	6.9
5.00	100.0	42	4.2	42	4.2
5.40	101.0	66	6.6	66	6.6
6.00	Non-redeemable	6	0.6	6	0.6
7.00	Non-redeemable	18	1.8	18	1.8
5.00% Preferred, $100 stated value, 127 shares authorized	110.0	126	12.6	126	12.6
		415	$41.3	415	$41.3

Generally, Preferred stock is redeemable at stipulated prices plus accrued dividends, subject to certain restrictions. Upon voluntary liquidation, all Preferred stock is entitled to stated value or a specified preference amount per share plus accrued dividends. Upon involuntary liquidation, all Preferred stock is entitled to stated value plus accrued dividends. Any premium paid on redemptions of Preferred stock is capitalized, and recovery is sought through future rates. Dividends on all Preferred stock are cumulative.

PacifiCorp had $0.5 million at March 31, 2005 and 2004, in dividends declared but unpaid on Preferred stock not subject to mandatory redemption. The shares and amounts outstanding for each series of Preferred stock not subject to mandatory redemption were unchanged from March 31, 2004, through March 31, 2005.

Note 11—Long-Term Debt and Capital Lease Obligations

The Company's long-term debt and capital lease obligations were as follows:

	March 31,			
	2005		2004	
	Amount	Average Interest Rate	Amount	Average Interest Rate
	(Millions of dollars)			
First mortgage bonds				
4.3% to 8.8%, due through 2010	$1,156.8	6.1%	$1,392.9	6.3%
5.0% to 9.2%, due 2011 to 2015	1,047.8	6.5	847.8	6.9
8.3% to 8.6%, due 2016 to 2020	12.2	8.5	12.1	8.5
6.7% to 8.6%, due 2021 to 2025	324.0	7.7	344.0	7.7
6.7% due 2026	100.0	6.7	100.0	6.7
5.9 % to 7.7%, due 2031 to 2035	500.0	7.0	300.0	7.7
Unamortized premium (discount)	(4.3)		(3.7)	
Guaranty of pollution-control revenue bonds				
Variable rates, due 2006 to 2007 (a)	—	—	38.1	2.9
Variable rates, due 2014 to 2026 (a)	325.2	2.2	287.1	1.5
Variable rate, due 2014 (a) (b)	40.7	2.3	40.7	1.1
3.4% to 5.7%, due 2015 to 2026 (b)	184.0	4.5	184.0	4.5
Variable rates, due 2025 (a) (b)	175.8	2.3	175.8	1.1
6.2%, due 2031	12.7	6.2	12.7	6.2
Unamortized premium (discount)	(0.5)		(0.6)	
Funds held by trustees	(2.1)		(2.1)	
Note obligations of subsidiaries				
8.6%, due 2005	—	—	3.8	8.6
Capitalized lease obligations				
10.4% to 14.8%, due through 2022	26.6	11.9	27.6	11.9
7.0% to 9.7% due through 2025	148.8	7.1	152.2	7.1
Total	4,047.7		3,912.4	
Less current maturities	(273.4)		(243.3)	
Total	$3,774.3		$3,669.1	

(a) Interest rates fluctuate based on various rates, primarily on certificate of deposit rates, interbank borrowing rates, prime rates or other short-term market rates.

(b) Secured by pledged first mortgage bonds generally at the same interest rates, maturity dates and redemption provisions as the pollution-control revenue bonds.

First mortgage bonds of PacifiCorp may be issued in amounts limited by PacifiCorp's property, earnings and other provisions of the mortgage indenture. Approximately $13.1 billion of the eligible assets (based on original cost) of PacifiCorp are subject to the lien of the mortgage.

Approximately $2.1 billion of first mortgage bonds were redeemable at PacifiCorp's option at March 31, 2005, at redemption prices dependent upon United States Treasury yields. Approximately $541.7 million of variable-rate pollution-control revenue bonds were redeemable at PacifiCorp's option at par at March 31, 2005. Approximately $71.2 million of fixed-rate pollution-control revenue bonds were redeemable at PacifiCorp's option at 101.0% of par at March 31, 2005. The remaining long-term debt was not redeemable at March 31, 2005.

During March 2005, the maturity dates were extended to December 1, 2020, for three series of variable-rate pollution-control revenue bonds totaling $38.1 million.

During December 2004, PacifiCorp redeemed, prior to maturity, all of the 8.625% First Mortgage Bonds due in December 2024, which totaled $20.0 million. Upon redemption, $1.3 million of deferred charges were reclassified to a regulatory asset. This retirement was initially funded through short-term debt, which was subsequently repaid by newly issued First Mortgage Bonds.

On August 24, 2004, PacifiCorp issued $200.0 million of its 4.95% Series of First Mortgage Bonds due August 15, 2014, and $200.0 million of its 5.90% Series of First Mortgage Bonds due August 15, 2034. PacifiCorp used the proceeds for general corporate purposes, including the reduction of short-term debt.

The Company leases real estate in various states in which it does business under long-term agreements, extending through fiscal 2022, which are classified as capital leases. These capital leases are payable in monthly installments allocated between principal and interest at discount rates ranging from 10.4% to 14.8%. Certain long-term purchase power agreements are classified as capital leases. These capital leases are payable in monthly installments allocated between principal and interest at discount rates ranging from 7.0% to 9.7%.

The annual maturities of long-term debt and capitalized lease obligations for the years ending March 31 are:

	Long-term Debt	Capital lease Obligations	Total
	(Millions of dollars)		
2006	$ 269.7	$ 17.3	$ 287.0
2007	216.1	17.5	233.6
2008	119.8	17.6	137.4
2009	412.0	17.5	429.5
2010	138.3	17.8	156.1
Thereafter	2,723.3	251.5	2,974.8
	3,879.2	339.2	4,218.4
Unamortized discount	(4.8)	—	(4.8)
Funds held by trustee	(2.1)	—	(2.1)
Amount representing interest	—	(163.8)	(163.8)
	$3,872.3	$ 175.4	$4,047.7

The Company made interest payments, net of capitalized interest, of $391.8 million for the year ended March 31, 2005; and $389.2 million for the year ended March 31, 2004.

At March 31, 2005, PacifiCorp had $517.8 million of standby letters of credit and standby bond purchase agreements, available to provide credit enhancement and liquidity support for variable-rate pollution-control revenue bond obligations. In addition, PacifiCorp had approximately $29.0 million of standby letters of credit to provide credit support for certain transactions as requested by third-parties. These committed bank arrangements were all fully available as of March 31, 2005, and expire periodically through the year ending March 31, 2010.

PacifiCorp's revolving credit agreement contains customary covenants and default provisions, including a covenant not to exceed a specified debt-to-capitalization ratio of 60.0%. PacifiCorp monitors these covenants on a regular basis in order to ensure that events of default will not occur. As of March 31, 2005, PacifiCorp was in compliance with the covenants of its revolving credit agreement.

Note 12—Preferred Stock Subject to Mandatory Redemption

PacifiCorp's Preferred stock subject to mandatory redemption was as follows:

Series	March 31, 2005 Shares	March 31, 2005 Amount	March 31, 2004 Shares	March 31, 2004 Amount
	(Millions of dollars, thousands of shares)			
Preferred stock subject to mandatory redemption				
$7.48 No Par Serial Preferred, $100 stated value, 16,000 shares authorized	525	$52.5	600	$60.0

PacifiCorp has mandatory redemption requirements on 37,500 shares of the $7.48 series Preferred stock on each June 15th through 2006, with a non-cumulative option to redeem an additional 37,500 shares on each June 15th through 2006, in each case at $100 per share, plus accrued and unpaid dividends to the date of such redemption. All outstanding shares on June 15, 2007, are subject to mandatory redemption. Holders of Preferred stock subject to mandatory redemption are entitled to certain voting rights. PacifiCorp redeemed $7.5 million of Preferred stock subject to mandatory and optional redemption during each of the years ended March 31, 2005 and 2004.

In May 2003, the FASB issued SFAS No. 150, *Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity*. This statement affects the accounting for certain financial instruments that, under previous guidance, issuers could account for as equity. The new statement requires that those instruments be classified as liabilities. Most of this statement was effective for financial instruments entered into or modified after May 31, 2003, and otherwise was effective at the beginning of the first interim period beginning after June 30, 2003. PacifiCorp reclassified 600,000 shares, $100 stated value, of the $7.48 series Preferred stock subject to mandatory redemption in the amount of $3.7 million to short-term liabilities and $56.3 million to long-term liabilities on PacifiCorp's Consolidated Balance Sheet at March 31, 2004. Associated dividends declared for the nine months ended March 31, 2004, of $3.4 million were recorded as interest expense.

PacifiCorp had $1.0 million at March 31, 2005, and $1.1 million at March 31, 2004, in dividends declared but unpaid on Preferred stock subject to mandatory redemption.

Note 13—Commitments and Contingencies

The Company follows SFAS No. 5, *Accounting for Contingencies* ("SFAS No. 5"), to determine accounting and disclosure requirements for contingencies. PacifiCorp operates in a highly regulated environment. Governmental bodies such as the FERC, state regulatory commissions, the SEC, the Internal Revenue Service, the Department of Labor, the United States Environmental Protection Agency (the "EPA") and others have authority over various aspects of the Company's business operations and public reporting. Reserves are established when required in management's judgment, and disclosures regarding litigation, assessments and creditworthiness of customers or counterparties, among others, are made when appropriate. The evaluation of these contingencies is performed by various specialists inside and outside of the Company.

Litigation—In May 2004, PacifiCorp was served with a complaint filed in the United States District Court for the District of Oregon by the Klamath Tribes of Oregon, individual Klamath Tribal members and the Klamath Claims Committee. The complaint generally alleges that PacifiCorp and its predecessors affected the Klamath Tribes' federal treaty rights to fish for salmon in the headwaters of the Klamath River in southern Oregon by building dams that blocked the passage of salmon upstream to the headwaters beginning in 1911. In September 2004, the Klamath Tribes filed their first amended complaint adding claims of damage to their treaty rights to fish for sucker and steelhead in the headwaters of the Klamath River. The complaint seeks in excess of $1.0 billion in compensatory and punitive damages. In February 2005, PacifiCorp filed a motion for summary judgment seeking dismissal of the Klamath Tribes' claims as untimely under the applicable statute of limitations. In April 2005, the magistrate judge issued an opinion recommending that PacifiCorp's motion for summary judgment be granted and the case be dismissed as untimely. In July 2005, the District Court issued a judgment dismissing the case. The judgment is subject to appeal. PacifiCorp believes the outcome of this proceeding will not have a material impact on its consolidated financial position, results of operations or liquidity.

From time to time, the Company is also a party to various other legal actions, complaints and disputes, certain of which involve material amounts. The Company has recorded $15.1 million in reserves related to various outstanding legal actions and disputes, excluding those discussed below. This amount represents the Company's best estimate of probable losses related to these matters. The Company currently believes that disposition of these matters will not have a material adverse effect on the Company's consolidated financial position, results of operations or liquidity.

Environmental issues—PacifiCorp is subject to numerous environmental laws, including the federal Clean Air Act and various state air quality laws; the Endangered Species Act, particularly as it relates to certain endangered species of fish; the Comprehensive Environmental Response, Compensation and Liability Act, and similar state laws relating to environmental cleanups; the Resource Conservation and Recovery Act and similar state laws relating to the storage and handling of hazardous materials; and the Clean Water Act, and similar state laws relating to water quality. These laws could potentially impact future operations. Contingencies identified at March 31, 2005, principally consist of air quality matters. Pending or proposed air regulations will require PacifiCorp to reduce its electricity plant emissions of sulfur dioxide, nitrogen oxides and other pollutants below current levels. These reductions will be required to address regional haze programs, mercury emissions regulations and possible reinterpretations and changes to the federal Clean Air Act. Also, similar to many other coal-burning utilities, PacifiCorp has received information requests from the EPA related to PacifiCorp's

compliance with the New Source Review provisions of the Clean Air Act, which has resulted in some discussions with the EPA and state regulatory authorities. In the future, PacifiCorp may incur significant costs to comply with various stricter air emissions requirements. These potential costs are expected to consist primarily of capital expenditures. PacifiCorp expects these costs would be included in rates and, as such, would not have a material adverse impact on PacifiCorp's consolidated results of operations. See also Note 8.

Hydroelectric relicensing—PacifiCorp's hydroelectric portfolio consists of 51 plants with an aggregate plant net capability of 1,155.4 megawatts ("MW"). The FERC regulates 99.0% of the installed capacity through 18 individual licenses. Several of PacifiCorp's hydroelectric projects are in some stage of relicensing under the Federal Power Act. Hydroelectric relicensing and the related environmental compliance requirements are subject to uncertainties. PacifiCorp expects that future costs relating to these matters may be significant and consist primarily of additional relicensing costs, operations and maintenance expense, and capital expenditures. Electricity generation reductions may result from the additional environmental requirements. PacifiCorp has accumulated approximately $60.0 million in costs as of March 31, 2005, for ongoing hydroelectric relicensing that are reflected in assets on the Consolidated Balance Sheet. PacifiCorp expects that these and future costs will be included in rates and, as such, will not have a material adverse impact on PacifiCorp's consolidated results of operations.

In May 2004, PacifiCorp accepted the new license for the Bear River hydroelectric project. PacifiCorp is committed, over the 30-year life of the license, to fund approximately $25.9 million for environmental mitigation and enhancement projects. The present value of the portion of these obligations for which PacifiCorp is currently committed, net of costs incurred to date of $0.1 million, was $12.5 million at March 31, 2005.

The new FERC license for the North Umpqua hydroelectric project is effective but not final. When the license for this project becomes final, PacifiCorp will be committed, over the 35-year life of the license, to fund approximately $48.9 million for environmental mitigation and enhancement projects. The present value of the portion of these obligations for which PacifiCorp is currently committed, net of costs incurred to date of $0.3 million, was $13.1 million at March 31, 2005. Additional liabilities amounting to $21.2 million, undiscounted, will be recognized when the license becomes final.

Enron Corp. Reserves—In December 2001, Enron Corp. declared bankruptcy and defaulted on certain wholesale contracts. PacifiCorp had fully reserved for its $8.0 million Enron Corp. receivable. PacifiCorp sold its bankruptcy claim to a third party during the fourth quarter of fiscal 2005 for proceeds of $1.7 million.

FERC Issues

California Refund Case—PacifiCorp and PPM are parties to a FERC proceeding that is investigating potential refunds for energy transactions in the California Independent System Operator and the California Power Exchange markets during past periods of high energy prices. The Company has a reserve of $17.7 million for these potential refunds. The Company's ultimate exposure to refunds is dependent upon any final order issued by the FERC in this proceeding. In addition, beginning in summer 2000, California market conditions resulted in defaults of amounts due to the Company from certain counterparties resulting from transactions with the California Independent System Operator and California Power Exchange. The Company has reserved $5.0 million for these receivables.

Northwest Refund Case—In June 2003, the FERC terminated its proceeding relating to the possibility of requiring refunds for wholesale spot-market bilateral sales in the Pacific Northwest between December 2000 and June 2001. The FERC concluded that ordering refunds would not be an appropriate resolution of the matter. In November 2003, the FERC issued its final order denying rehearing. Several market participants have filed petitions in the court of appeals for review of the FERC's final order. Court briefs from interested parties were filed between January 2005 and April 2005. A decision from the court of appeals is not expected to have a significant impact on the Company's consolidated financial position or results of operations.

Federal Power Act Section 206 Case—In June 2003, the FERC issued a final order denying PacifiCorp's request for recovery of excessive prices charged under certain wholesale electricity purchases scheduled for delivery during summer 2002 and dismissing the PacifiCorp's complaints, under section 206 of the Federal Power Act, against five wholesale electricity suppliers. In July 2003, PacifiCorp filed its request for rehearing of

the FERC's order, which request was granted in August 2003. The FERC issued its final order denying rehearing in November 2003. Also in November 2003, PacifiCorp filed a petition in the Ninth Circuit Court of Appeals for review of the FERC's final order denying recovery. Court briefs from interested parties were filed by March 2005. Oral argument was held in July 2005.

FERC Show-Cause Orders—In May 2002, PacifiCorp, together with other California electricity market participants, responded to data requests from the FERC regarding trading practices connected with the electricity crisis during 2000 and 2001. PacifiCorp confirmed that it did not engage in any trading practices intended to manipulate the market as described in the FERC's data requests issued in May 2002. In June 2003, the FERC ordered 60 companies (including PacifiCorp) to show cause why their behavior during the California energy crisis did not constitute manipulation of the wholesale electricity market, as defined in the California Independent System Operator and the California Power Exchange tariffs. In setting the cases for hearing, the FERC directed the administrative law judge to hear evidence and render findings and conclusions quantifying the extent of any unjust enrichment that resulted and to recommend monetary or other appropriate remedies. In August 2003, PacifiCorp and the FERC staff reached a resolution on the show-cause order. Under the terms of the settlement agreement, PacifiCorp denied liability and agreed to pay a nominal amount of $67,745 in exchange for complete and total resolution of the issues raised in the FERC's show-cause order relating to PacifiCorp. In March 2004, the FERC issued its final order approving the settlement and terminating the docket. In April 2004, certain market participants filed requests for rehearing of the FERC's final order. A decision from the FERC on the rehearing requests is pending.

FERC Market Power Analysis—Pursuant to the FERC's orders granting PacifiCorp and PPM authority to sell capacity and energy at market-based rates, PacifiCorp and PPM are required to submit a joint market power analysis every three years. Under the FERC's current policy, applicants must demonstrate that they do not possess market power in order to charge market-based rates for sales of wholesale energy and capacity in the applicants control areas. An analysis demonstrating an applicant's passage of certain threshold screens for assessing generation market power establishes a rebuttable presumption that the applicant does not possess generation market power, while failure to pass any screen creates a rebuttable presumption that the applicant has generation market power. In February 2005, PacifiCorp and PPM submitted a joint triennial market power analysis in compliance with the FERC's requirements. The analysis indicated that PacifiCorp and PPM failed to pass one of the generation market power screens in PacifiCorp's eastern control area and in Idaho Power Company's control area. In May 2005, the FERC issued an order instituting a proceeding pursuant to section 206 of the Federal Power Act to determine whether PacifiCorp and PPM may continue to charge market-based rates for sales of wholesale energy and capacity. Under the terms of the order, PacifiCorp and PPM are required to submit additional information and analysis to the FERC within 60 days to rebut the presumption that PacifiCorp and PPM have generation market power. In July 2005, PacifiCorp and PPM responded to the FERC's May2005 order. If the FERC ultimately finds that PacifiCorp and PPM have market power, PacifiCorp and PPM will be required to implement measures to mitigate any exercise of market power.

Note 14—Guarantees and Other Commitments

Guarantees

Certain subsidiaries of the Company have, in connection with acquisitions and divestitures, provided indemnification to third parties, which fall within the definition of an indirect guaranty under FASB issued Interpretation No. 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others* ("FIN 45"). FIN 45 requires disclosure of certain direct and indirect guarantees. Also, FIN 45 requires recognition of a liability at inception for certain new or modified guarantees issued after December 31, 2002. The adoption of FIN 45 in January 2003 did not have a material impact on the Consolidated Financial Statements. To the extent that claims based upon the arrangements below are limited by applicable statutes, the limitation periods generally vary from three to six years, depending on the jurisdiction and the nature of the claim.

The following represent the indemnification obligations of the Company as of March 31, 2005 and 2004.

Synfuel—Pursuant to the Stock Purchase Agreement dated October 15, 2001, by and among Marriott International, Inc. ("Marriott"), PFS and Birmingham Syn Fuel I, Inc., PFS, an indirect subsidiary of PGHC, and

in turn a subsidiary of the Company, agreed to indemnify Marriott from losses suffered as a result of fraud or breach of representation or warranty, within 30 days of the expiration of the applicable statutory period of limitations. The established deductible and maximum limit (cap) of the indemnification do not apply to certain of the representations and warranties. PFS also agreed to indemnify Marriott and its affiliates for tax liabilities up to the closing date. This indemnity also expires within 30 days after the expiration of the statutory period of limitations.

Powercor—Pursuant to the Share Sale Agreement between PacifiCorp International Group Holdings Company ("PIGHC"), ScottishPower, Powercor Australia Ltd., CKI-HEI Electricity Distribution pty, Ltd. ("CKI/HEI"), Cheung Kong Infrastructure Holdings Limited and Hongkong Electric Holdings Limited, dated August 3, 2000, PIGHC provided indemnity to CKI/HEI for any breaches of representations relating to tax warranties or tax claims as defined therein through August 2005. The indemnity is limited by a AUS $15.0 million deductible and a cap of AUS $300.0 million.

Montana—In connection with the sale of the PacifiCorp's Montana service territory, PacifiCorp entered into a purchase and sale agreement with Flathead Electric Cooperative ("Flathead") dated October 9, 1998. Under the agreement, PacifiCorp indemnified Flathead for losses, if any, occurring after the closing date and arising as a result of certain breaches of warranty or covenants. The indemnification has a cap of $10.1 million until October 2008 and a cap of $5.1 million thereafter (less expended costs to date). Two indemnity claims relating to environmental issues have been tendered, but remediation costs for these claims, if any, are not expected to be material.

PHI, from time to time, issues guarantees of the performance and payment under certain transactions of its affiliate, PECL. PECL owns a majority interest in the Alberta Hub natural gas storage facility, and enters into buy or sell natural gas trades with various counterparties. These PHI guarantees provide credit support for these gas trades and other transactions, typically have a term of 18 months or less, and are terminable on 30 days' prior written notice. As of March 31, 2005, approximately 35 of these guarantees were outstanding, with expiration dates ranging from April 2005 to April 2006. Each guarantee has an overall cap, and the current aggregate amount of the caps for the 35 guarantees is approximately $173.8 million.

PacifiCorp has made certain commitments related to the decommissioning or reclamation of certain jointly owned facilities and mine sites. The decommissioning guarantees require PacifiCorp to pay a proportionate share of the decommissioning costs based upon percentage of ownership. The mine reclamation obligations require PacifiCorp to pay the mining entity a proportionate share of the mine's reclamation costs based on the amount of coal purchased by PacifiCorp. In the event of default by any of the other joint participants, PacifiCorp may potentially be obligated to absorb, directly or by paying additional sums to the entity, a proportionate share of the defaulting party's liability. PacifiCorp has recorded its estimated share of the decommissioning and reclamation obligations as either an asset retirement obligation, regulatory liability or other liability.

From time to time, PacifiCorp executes contracts that include indemnifications typical for similar transactions, which are related to sales of businesses, property, plant and equipment, and service territories. These indemnifications might include any of the following matters: privacy rights; governmental regulations and employment-related issues; commercial contractual relationships; financial reports; tax-related issues; securities laws; and environmental-related issues. Performance under these indemnities would generally be triggered by breach of representations and warranties in such a contract. PacifiCorp regularly evaluates the probability of having to incur costs under the indemnities and appropriately accrues for expected losses that are probable and estimable. Some of these indemnities may not limit potential liability; therefore, PacifiCorp is unable to estimate a maximum potential amount of future payments that could result from claims made under these indemnities. PacifiCorp believes that the likelihood that it would be required to perform or otherwise incur any significant losses associated with any of these obligations is remote.

PacifiCorp is generally required to obtain state regulatory commission approval prior to guaranteeing debt or obligations of other parties. The Company believes that the likelihood that it would be required to perform or otherwise incur any significant losses associated with any of these obligations is remote.

Unconditional Purchase Obligations

	Payments due during the years ending March 31,						
	2006	2007	2008	2009	2010	Thereafter	Total
	(Millions of dollars)						
Construction	$ 590.4	$ 56.6	$ 23.0	$ —	$ —	$ —	$ 670.0
Operating leases	24.1	22.7	20.5	7.1	3.5	14.7	92.6
Energy costs	2,298.2	1,096.6	703.2	470.3	454.5	2,861.4	7,884.2
Transmission	64.2	54.7	49.3	47.5	45.3	551.2	812.2
Other	61.8	44.5	35.2	29.0	25.7	684.0	880.2
Total commitments	$3,038.7	$1,275.1	$831.2	$553.9	$529.0	$4,111.3	$10,339.2

Construction—The Company has an ongoing construction program to meet increased electricity usage and customer growth. At March 31, 2005, PacifiCorp had estimated long-term unconditional purchase obligations for construction of the new Currant Creek and Lake Side Power Plants. At March 31, 2005, PPM had firm commitments for turbine purchases and plant construction costs totaling $342.2 million. PPM expects these construction activities will be completed by December 2005 and the commitments will be paid before fiscal year end 2006. These expenditures are subject to continuing review and revision by the Company, and actual costs could vary from these estimates due to various factors.

Operating leases—The Company leases offices, certain operating facilities, land and equipment under operating leases that expire at various dates through fiscal 2093. Certain leases contain renewal options for varying periods and escalation clauses for adjusting rent payments to reflect changes in price indices. These leases generally require the Company to pay for insurance, taxes and maintenance applicable to the leased property.

Net rent expense was $12.7 million for the year ended March 31, 2005, and $15.3 million for the year ended March 31, 2004.

Minimum non-cancelable sublease rent payments expected to be received through fiscal 2013 total $4.2 million.

Renewable Energy Arrangements—PPM has certain long-term power purchase agreements from renewable generation facilities that qualify as capital leases under EITF No. 01-8, *Determining Whether an Arrangement Contains a Lease.* Payments under most of these arrangements are based on availability of wind sufficient for generation, do not include minimum lease payments and have been determined to be contingent rentals. Accordingly, no asset or obligation has been recorded on the Company's Consolidated Balance Sheets. Purchased power contingent rentals included in Energy costs in the Statements of Consolidated (Loss) Income were $41.4 million and $23.3 million for the years ended March 31, 2005 and 2004, respectively.

PPM has also determined that certain power sales contracts from its renewable generation facilities are also operating leases for which PPM is the lessor. The cost and carrying amounts of these renewable generation facilities PPM has under these operating leases are $159.0 million and $152.1 million at March 31, 2005 and $156.7 million and $154.4 million at March 31, 2004.

Contingent rental income earned under these operating leases included in Non-regulated energy, natural gas storage sales and other for the Statements of Consolidated (Loss) Income were $14.3 million and $4.4 million for the years ended March 31, 2005 and 2004, respectively.

Energy costs—As part of its energy resource portfolio, the Company acquires a portion of its electricity through long-term purchases and/or exchange agreements.

Included in the minimum fixed annual payments for energy costs above are commitments made by PacifiCorp to purchase electricity from several hydroelectric projects under long-term arrangements with public utility districts. These purchases are made on a "cost of service" basis for a stated percentage of project output and for a like percentage of project operating expenses and debt service. These costs are included in Energy costs. PacifiCorp is required to pay its portion of operating costs and its portion of the debt service, whether or not any electricity is produced.

At March 31, 2005, PacifiCorp's share of long-term arrangements with public utility districts was as follows:

Generating Facility	Year Contract Expires	Capacity (kW)	Percentage of Output	Annual Costs (a)
			(Millions of dollars)	
Wanapum	2009	194,106	18.7%	$ 5.7
Priest Rapids	2005	132,844	13.9	4.2
Rocky Reach	2011	68,211	5.3	3.4
Wells	2018	57,960	6.6	2.1
Total		453,121		$15.4

(a) Includes debt service totaling $7.9 million.

PacifiCorp's minimum debt service and estimated operating obligations included in purchased electricity above for the years ending March 31 are as follows:

	Minimum Debt Service	Operating Obligations
	(Millions of dollars)	
2006	$ 8.8	$ 8.8
2007	9.4	6.9
2008	9.8	7.2
2009	11.0	7.3
2010	8.0	5.6
Thereafter	17.2	13.4
	$64.2	$49.2

PacifiCorp has a 4.0% entitlement to the generation of the Intermountain Power Project, located in central Utah through a power purchase agreement. PacifiCorp and the City of Los Angeles have agreed that the City of Los Angeles will purchase capacity and energy from PacifiCorp's 4.0% entitlement of the Intermountain Power Project at a price equivalent to 4.0% of the expenses and debt service of the Intermountain Power Project.

PacifiCorp also has "take or pay" coal and natural gas contracts that require minimum payments.

Other—Unconditional purchase obligations, as defined by accounting standards, are those long-term commitments that are non-cancelable or cancelable only under certain conditions. The Company has such commitments related to legal or contractual asset retirement obligations, environmental obligations, hydroelectric obligations, equipment maintenance and various other service and maintenance agreements.

Resource Management

PacifiCorp, as a public utility and a franchise supplier, has an obligation to manage resources to supply its customers. Rates charged to most customers are tariff rates authorized by regulatory agencies as discussed in Note 3.

Note 15—Consolidation of Variable-Interest Entities

In December 2003, the FASB issued revised FIN 46, *Consolidation of Variable-Interest Entities, an interpretation of Accounting Research Bulletin No. 51* ("FIN 46R"), which requires existing unconsolidated variable-interest entities ("VIEs") to be consolidated by their primary beneficiaries if the entities do not effectively disperse risks among parties involved. FIN 46R was adopted as of January 1, 2004, and resulted in certain disclosures describing variable interests that were identified. The adoption of FIN 46R did not have a material impact on the Company's consolidated financial position or results of operations. The Company continues to evaluate the impact of FIN 46R as implementation guidance evolves. If subsequent guidance or interpretation is different from management's current understanding, it is possible that the Company's identification of VIEs and primary beneficiaries could change.

In general, a VIE is a corporation, partnership, trust or any other legal structure used for business purposes whose equity investors lack the characteristics of a controlling financial interest or whose equity investment at risk is not sufficient to support the entity's activities without additional subordinated financial support. FIN 46R requires a VIE to be consolidated by a company if that company is subject to a majority of the risk of loss from the VIE's activities or is entitled to receive a majority of the VIE's residual returns. The company that is required to consolidate the VIE is called the primary beneficiary. FIN 46R requires deconsolidation of a VIE if a company is not the primary beneficiary of the VIE.

VIEs Required to be Consolidated

PacifiCorp holds an undivided interest in 50.0% of the 474 MW Hermiston plant, procures 100.0% of the fuel input into the plant and subsequently acquires 100.0% of the generated electricity. Since PacifiCorp owns only 50.0% of the plant, it is required to purchase 50.0% of the generated electricity from the joint owner (in which PacifiCorp holds no equity interest) through a long-term purchase power agreement (proportionate to the joint owner's share of the plant). As a result, PacifiCorp holds a variable-interest in the joint owner of the remaining 50.0% of the plant and is the primary beneficiary. However, upon adoption of FIN 46R, PacifiCorp was unable to obtain the information necessary to consolidate the entity, because the entity did not agree to supply the information due to the lack of a contractual obligation to do so. PacifiCorp continues to request from the entity the information necessary to perform the consolidation; however, no information has yet been provided by the entity. Electricity purchased from the joint owner was $34.8 million during the year ended March 31, 2005, and $33.7 million during the year ended March 31, 2004. The entity is operated by the equity owners, and PacifiCorp has no risk of loss in relation to the entity in the event of a disaster.

Significant Variable-Interests in VIEs not Required to be Consolidated

PacifiCorp is a party to certain operating and coal purchase agreements with Trapper Mining, Inc. that create a variable-interest under the provisions of FIN 46R. Trapper Mining, Inc. owns and operates the Trapper Mine near Craig, Colorado, and produces 100.0% of its output for the benefit of the Craig Power Plant. PacifiCorp has a 21.4% equity interest in Trapper Mining, Inc. and also holds a 19.3% undivided interest in the Craig Power Plant as disclosed in 15. Since each equity investor in Trapper Mining, Inc. also holds a similar interest in the Craig Power Plant, and since none of the joint owners have more than a 50.0% interest in the Craig Power Plant or Trapper Mining, Inc., none of the joint owners are required to consolidate Trapper Mining, Inc. As such, PacifiCorp will continue to account for its interest in Trapper Mining, Inc. via the equity method under APB No. 18, *The Equity Method of Accounting for Investments in Common Stock*, as in prior periods.

In October 2003, PPM entered into a 50-50 joint venture with Shell WindEnergy, Inc. to own and operate a 162 MW wind farm located in southeast Colorado, which commenced operations in January 2004. This venture is a VIE as defined by FIN 46R; however, PPM is not the primary beneficiary. PPM accounts for this venture under the equity method of accounting. The maximum exposure to loss is its investment, which was approximately $39.5 million as of March 31, 2005.

In February 2005, PPM entered into a 50-50 joint venture with Zilkha Renewable Energy to construct, own and operate a 198 MW wind farm located in upstate New York. The wind farm is currently under construction, with no earnings recognized during the fiscal year ended March 31, 2005. This venture is a VIE as defined by FIN 46R; however, PPM is not the primary beneficiary. PPM accounts for this venture under the equity method of accounting. At March 31, 2005, the maximum exposure to loss is its investment, which was approximately $33.3 million. PPM expects to invest additional funds through completion of the venture, which is projected to be prior to December 2005, as well as through the subsequent operation of the venture.

Note 16—Common Shareholders' Equity

Common Shareholders' Equity—The Company has one class of common stock with a par value of $0.01 per share. A total of 10,000 shares were authorized, with 5,594 issued and outstanding at March 31, 2005 and 2004.

Common Dividend Restrictions—ScottishPower is the sole indirect shareholder of the Company's common stock. PHI's ability to pay dividends may be limited by capitalization tests contained in various agreements.

Note 17—Fair Value of Financial Instruments

	March 31, 2005		March 31, 2004	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	(Millions of dollars)			
Long-term debt (a)	$3,872.3	$4,209.5	$3,732.6	$4,181.3
Stock subscription liability	2,375.0	2,666.4	2,375.0	2,375.0
Preferred stock subject to mandatory redemption	52.5	56.0	60.0	67.9
Weather derivative asset (liability)	20.3	20.3	(5.3)	(5.3)

(a) Includes long-term debt classified as currently maturing, less capitalized lease obligations.

The carrying value of cash and cash equivalents, receivables, payables, accrued liabilities and short-term borrowings approximates fair value because of the short-term maturity of these instruments. The fair value of derivative instruments subject to SFAS No. 133 are disclosed in Note 4.

The fair value of the Company's long-term debt, current maturities of long-term debt, stock subscription liability and PacifiCorp's redeemable preferred stock has been estimated by discounting projected future cash flows, using the current rate at which similar loans would be made to borrowers with similar credit ratings and for the same maturities.

The fair value of weather derivatives reflects the net present value of future premiums owed by PacifiCorp, offset by estimated settlements owed to (or by PacifiCorp, for the remainder of the contract term). PacifiCorp estimates future settlements based upon actual hydrology conditions incurred for the current contract year and hydrology forecasts for the remaining contract term. Those hydrology forecasts generally reflect normal water conditions.

Note 18—Retirement Benefit Plans

Retirement Plans

PacifiCorp sponsors defined benefit pension plans that cover the majority of the Company's employees. In addition, certain bargaining unit employees participate in a joint trust plan to which PacifiCorp contributes. Benefits under the main plan in the United States are based on the employee's years of service and average monthly pay in the 60 consecutive months of highest pay out of the last 120 months, with adjustments to reflect benefits estimated to be received from social security. Pension costs are funded annually by no more than the maximum amount that can be deducted for federal income tax purposes.

At March 31, 2005, plan assets were primarily invested in common stocks, bonds and United States government obligations. The measurement date for plan assets and obligations is December 31 of each year.

Components of the net periodic pension benefit cost are summarized as follows:

	Years Ended March 31,	
	2005	2004
	(Millions of dollars)	
Service cost	$ 25.9	$ 25.8(a)
Interest cost	73.8	73.9
Expected return on plan assets	(77.7)	(80.7)
Amortization of unrecognized net obligation	8.4	8.4
Amortization of unrecognized prior service cost	1.4	1.5
Amortization of unrecognized loss (gain)	8.5	—
Net periodic pension benefit cost	$ 40.3	$ 28.9

(a) Includes no contributions for the year ended March 31, 2005 and contributions of $5.6 million for the year ended March 31, 2004, to the PacifiCorp/IBEW Local 57 Retirement Trust Fund.

The weighted average rates assumed in the actuarial calculations used to determine the net periodic benefit costs for the pension and postretirement benefit plans were as follows:

	Years Ended March 31,	
	2005	2004
Discount rate	6.25%	6.75%
Expected long-term rate of return on assets	8.75	8.75
Rate of increase in compensation levels	4.00	4.00

The weighted average rates assumed in the actuarial calculations used to determine benefit obligations for the pension and postretirement benefit plans were as follows:

	March 31,	
	2005	2004
Discount rate	5.75%	6.25%
Rate of increase in compensation levels	4.00	4.00

The Company determined the long-term rate of return based on historical asset class returns and current market conditions, taking into account the diversification benefits of investing in multiple asset classes.

The change in the projected benefit obligation, change in plan assets and funded status are as follows:

	March 31,	
	2005	2004
	(Millions of dollars)	
Change in projected benefit obligation		
Projected benefit obligation—beginning of year	$1,229.8	$1,151.6
Service cost	25.9	20.1
Interest cost	73.8	73.9
Plan amendments	1.0	—
Actuarial loss	86.8	97.1
Benefits paid	(79.2)	(112.9)
Projected benefit obligation—end of year	$1,338.1	$1,229.8
Change in plan assets		
Plan assets at fair value—beginning of year	$ 733.2	$ 681.2
Actual return on plan assets	87.5	128.3
Company contributions	65.0	36.6
Benefits paid	(79.2)	(112.9)
Plan assets at fair value—end of year	$ 806.5	$ 733.2
Reconciliation of accrued pension cost and total amount recognized		
Funded status of the plan	$ (531.6)	$ (496.6)
Unrecognized net loss	443.6	375.2
Unrecognized prior service cost	9.1	9.4
Unrecognized net transition obligation	15.9	24.4
Accrued pension cost	$ (63.0)	$ (87.6)
Accrued benefit liability	$ (383.2)	$ (360.5)
Intangible asset	25.0	33.8
Accumulated other comprehensive income	14.5	12.9
Regulatory assets	280.7	226.2
Accrued pension cost	$ (63.0)	$ (87.6)

The aggregated accumulated benefit obligation was $1,189.7 million and the fair value of assets was $806.5 million as of March 31, 2005.

The PacifiCorp Retirement Plan (the "Retirement Plan") and the Supplemental Executive Retirement Plan (the "SERP") currently have assets with a fair value that is less than the accumulated benefit obligation under the Retirement Plan and the SERP, primarily due to declines in the equity markets and historically low interest rate levels. As a result, the Company recognized minimum pension liabilities in the fourth quarters of the years ended March 31, 2005, and at March 31, 2004. The minimum pension liability adjustment impacted Regulatory assets, Intangible plant and Accumulated other comprehensive income. These adjustments are reflected in the table above and did not materially affect the consolidated results of operations. PacifiCorp requested and received accounting orders from the regulatory commissions in Utah, Oregon, Wyoming and Washington to classify most of this charge as a Regulatory asset instead of a charge to Other comprehensive income. PacifiCorp has determined that according to SFAS No. 87, *Employers' Accounting for Pensions* ("SFAS No. 87"), costs for the Retirement Plan are currently recoverable in rates. This increase to Regulatory assets will be adjusted in most future periods as the difference between the fair value of the trust assets and the accumulated benefit obligation changes.

Retirement Plan assets are managed and invested in accordance with all applicable requirements, including the Employee Retirement Income Security Act and the Internal Revenue Service revenue code. The Company employs an investment approach whereby a mix of equities and fixed-income investments is used to maximize the long-term return of plan assets for a prudent level of risk. Risk tolerance is established through careful consideration of plan liabilities, plan funded status, and corporate financial condition. The investment portfolio contains a diversified blend of equity and fixed-income investments as shown in the table below. Equity investments are diversified across United States and non-United States stocks, as well as growth, value, and small and large capitalizations. Fixed-income investments are diversified across United States and non-United States bonds. Other assets, such as private equity investments, are used to enhance long-term returns while improving portfolio diversification. The Company primarily minimizes the risk of large losses through diversification but also monitors and manages other aspects of risk through quarterly investment portfolio reviews, annual liability measurements and periodic asset/liability studies.

The following table shows a breakdown of the pension plan assets by investment category based on market values.

		March 31,	
	Target	2005	2004
Equity securities	55.0%	56.1%	55.3%
Debt securities	35.0	33.9	34.4
Private equity	10.0	10.0	10.3

Other Postretirement Benefits

The Company provides health care and life insurance benefits through various plans for eligible retirees. The cost of other postretirement benefits is accrued over the active service period of employees. The transition obligation represents the unrecognized prior service cost and is being amortized over a period of 20 years. The Company funds other postretirement benefits through a combination of funding vehicles. The Company contributed $24.9 million for the year ended March 31, 2005, and $25.3 million for the year ended March 31, 2004. The measurement date for plan assets and obligations is December 31 of each year.

For the other postretirement benefit plan assets, the Company employs an investment approach whereby a mix of equities and fixed-income investments is used to maximize the long-term return of plan assets for a prudent level of risk. Risk tolerance is established through careful consideration of plan liabilities, plan funded status and corporate financial condition. The investment portfolio contains a diversified blend of equity and fixed-income investments. Equity investments are diversified across United States and non-United States stocks, as well as growth, value, and small and large capitalizations. Fixed-income investments are diversified across United States and non-United States bonds. Other assets, such as private equity investments, are used to enhance long-term returns while improving portfolio diversification. The Company primarily minimizes the risk of large

losses through diversification, but also monitors and manages other aspects of risk through quarterly investment portfolio reviews, annual liability measurements and periodic asset/liability studies.

The assets for other postretirement benefits are composed of three different trust accounts. The 401(h) account is invested in the same manner as the pension account. Each of the two Voluntary Employees' Beneficiaries Association Trusts has its own investment allocation strategies.

Components of the net periodic postretirement benefit cost are summarized as follows:

	Years Ended March 31,		
	2005	2004	2003
	(Millions of dollars)		
Service cost	$ 8.5	$ 7.4	$ 5.6
Interest cost	31.0	34.3	34.2
Expected return on plan assets	(26.4)	(26.6)	(28.5)
Amortization of unrecognized net obligation	12.2	12.2	12.2
Amortization of unrecognized loss	0.6	0.6	—
Amortization of prior service cost	0.1	—	—
Regulatory deferral	—	—	1.1
Net periodic postretirement benefit cost	$ 26.0	$ 27.9	$ 24.6

The change in the accumulated postretirement benefit obligation, change in plan assets and funded status are as follows:

	March 31,	
	2005	2004
	(Millions of dollars)	
Change in accumulated postretirement benefit obligation		
Accumulated postretirement benefit obligation—beginning of year	$ 555.3	$ 522.4
Service cost	8.5	7.4
Interest cost	31.0	34.3
Plan participant contributions	7.2	6.8
Plan amendments	0.8	0.6
Actuarial (gain) loss	(34.4)	21.5
Benefits paid	(40.1)	(37.7)
Accumulated postretirement benefit obligation—end of year	$ 528.3	$ 555.3
Change in plan assets		
Plan assets at fair value—beginning of year	$ 261.6	$ 218.0
Actual return on plan assets	28.6	50.8
Company contributions	29.3	23.7
Plan participant contributions	7.2	6.8
Net benefits paid	(40.1)	(37.7)
Plan assets at fair value—end of year	$ 286.6	$ 261.6
Reconciliation of accrued postretirement costs and total amount recognized		
Funded status of the plan	$(241.7)	$(293.7)
Unrecognized net transition obligation	94.6	106.8
Unrecognized prior service cost	1.4	0.6
Unrecognized loss	100.1	140.1
Accrued postretirement benefit cost, before final contribution	(45.6)	(46.2)
Final contribution made after measurement date but before March 31	24.9	25.3
Accrued postretirement cost	$ (20.7)	$ (20.9)

The assumed health care cost trend rates are as follows:

	March 31,	
	2005	2004
Initial health care cost trend—under 65	7.5%	8.5%
Initial health care cost trend—over 65	9.5	10.5
Ultimate health care cost trend rate	5.0	5.0
Year that rate reaches ultimate—under 65	2007	2007
Year that rate reaches ultimate—over 65	2009	2009

The health care cost trend rate assumption has a significant effect on the amounts reported. An annual increase or decrease in the assumed medical care cost trend rate of one percent would affect the accumulated postretirement benefit obligation and the service and interest cost components as follows:

	One Percent	
	Increase	Decrease
	(Millions of dollars)	
Accumulated postretirement benefit obligation	$31.6	$(27.2)
Service and interest cost components	2.7	(2.3)

In April 2005, the Company contributed $60.0 million to its Retirement Plan. In addition, the Company expects to contribute another $10.1 million to its pension plans, as well as $29.9 million to its other postretirement benefit plans in fiscal 2006. The benefit payments expected to be paid, which reflect expected future service and the Medicare Part D subsidy expected to be received, are as follows:

Fiscal years ending March 31,	Retirement Plans	Other Postretirement Benefits	Medicare Part D Subsidy Receipts
		(Millions of dollars)	
2006	$ 90.7	$ 34.5	$ —
2007	90.3	35.3	(2.6)
2008	90.1	35.9	(2.8)
2009	91.2	36.2	(3.1)
2010	93.9	36.8	(3.4)
2011 to 2015 (inclusive)	518.7	200.1	(21.6)

Employee Savings and Stock Ownership Plan

PacifiCorp has an Employee Savings and Stock Ownership Plan (the "Savings Plan") that qualifies as a tax-deferred arrangement under the Internal Revenue Code. Eligible employees of adopting affiliates are those who are not temporary, casual, leased or covered by a collective bargaining agreement that does not provide for participation. Employees of any company within the PacifiCorp controlled group of companies that has not adopted the Savings Plan are not eligible. Participating United States employees may defer up to 50.0% of their compensation, subject to certain statutory limitations. Compensation includes base pay, overtime and annual incentive, but is limited to the maximum allowable under the Internal Revenue Code. Employees can select a variety of investment options, including ScottishPower American Depository Shares (formerly PacifiCorp shares). PacifiCorp matches 50.0% of employee contributions on amounts deferred up to 6.0% of total compensation, with that portion vesting over the initial five years of an employee's qualifying service. Thereafter, PacifiCorp's contributions vest immediately. PacifiCorp's matching contribution is allocated based on the employee's investment selections. PacifiCorp makes an additional contribution equal to a percentage of the employee's eligible earnings. This additional contribution is allocated based on the employee's investment selections or to the money market fund if the employee has made no selections. These contributions are immediately vested. PacifiCorp's contributions to the Savings Plan were $20.2 million for the year ended March 31, 2005, and $19.3 million for the year ended March 31, 2004 and represent amounts expensed for such periods.

Note 19—Stock-Based Compensation

PacifiCorp Stock Incentive Plan—During 1997, PacifiCorp adopted the PSIP. The exercise price of options granted under the PSIP was equal to the market value of PacifiCorp common stock on the date of the grant. Stock options generally became exercisable in two or three equal installments on each of the first through third anniversaries of the grant date. The maximum exercise period under the PSIP was 10 years. The PSIP expired on November 29, 2001.

Upon completion of the merger with ScottishPower (the "Merger"), all PacifiCorp stock options granted prior to January 1999 became 100.0% vested. All outstanding stock options were converted into options to purchase ScottishPower American Depository Shares. Stock options to purchase ScottishPower American Depository Shares granted in connection with the Merger vest over the same number of years as stock options granted prior to the Merger.

The table below summarizes the stock option activity under the PSIP.

ScottishPower American Depository Shares	Number of Shares	Weighted Average Price
Outstanding options at March 31, 2003	3,403,251	$31.67
Exercised	(147,496)	25.55
Forfeited	(331,706)	34.65
Outstanding options at March 31, 2004	2,924,049	31.64
Exercised	(750,126)	26.10
Forfeited	(40,310)	35.36
Outstanding options at March 31, 2005	2,133,613	33.52

Information with respect to options outstanding and options exercisable under the PSIP as of March 31, 2005 and 2004, was as follows:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Life (in years)	Number of Shares	Weighted Average Exercise Price
Year ended March 31, 2005					
$25.70 – $36.64	1,589,323	$31.05	4.2	1,589,323	$31.05
$39.99 – $43.83	544,290	40.72	3.0	544,290	40.72
Total	2,133,613	33.52	3.9	2,133,613	33.52
Year ended March 31, 2004					
$25.06 – $36.64	2,367,392	$29.51	5.5	2,156,368	$29.88
$39.99 – $43.83	556,657	40.72	3.9	556,657	40.72
Total	2,924,049	31.64	5.2	2,713,025	32.10

Executive Share Option Plan—During April 2004, ScottishPower approved grants of stock options under the ExSOP for a select group of the Company's employees. The options vest over three years and expire 10 years from the date of grant. In May 2002, ScottishPower granted enhanced awards under the ExSOP that were contingent on meeting certain performance conditions and that vested at the end of three years. On March 31, 2005, the performance conditions were met. As a result, $2.0 million of compensation expense was included in Operations and maintenance expense for the year ended March 31, 2005. No further awards will be granted under the ExSOP.

The table below summarized the stock option activity under the ExSOP.

ScottishPower American Depository Shares	Number of Shares	Weighted Average Price
Outstanding options at March 31, 2003	935,054	$23.55
Granted	780,901	24.40
Exercised	(25,508)	23.55
Forfeited	(41,991)	23.93
Outstanding options at March 31, 2004	1,648,456	23.94
Granted	763,843	28.72
Exercised	(483,667)	23.84
Forfeited	(30,136)	26.37
Outstanding options at March 31, 2005	1,898,496	25.85

Information with respect to options outstanding and options exercisable under the ExSOP as of March 31, 2005 and 2004, was as follows:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Life (in years)	Number of Shares	Weighted Average Exercise Price
Year ended March 31, 2005 $23.55 – $28.72	1,898,496	$25.85	8.2	182,134	$23.97
Year ended March 31, 2004 $23.55 – $24.40	1,648,456	23.94	8.6	195,118	23.55

Long-Term Incentive Plan—During April 2004, ScottishPower approved grants of performance share awards under its Long-Term Incentive Plan for a select group of the Company's employees. The number of shares that actually vest is dependent upon the outcome of certain performance measures over a three-year period. During the year ended March 31, 2005, $1.0 million of compensation expense was included in Operations and maintenance expense.

Deferred Share Program—In May 2004, ScottishPower implemented a deferred share program under which certain PacifiCorp employees are granted an annual stock bonus award based on a fixed dollar amount but distributable in ScottishPower American Depository Shares with the number of shares to be determined by the quoted market price of the shares at the date of issuance. Compensation expense is accrued throughout the fiscal year in which the employee services are rendered and awards earned. During the year ended March 31, 2005, $3.1 million of compensation costs were accrued.

Note 20—Income Taxes

The difference between the United States federal statutory tax rate and the effective income tax rate attributed to income from continuing operations is as follows:

	Years Ended March 31, 2005	Years Ended March 31, 2004
Federal statutory rate	35.0%	35.0%
State taxes, net of federal benefit (a)	(0.2)	3.2
Effect of regulatory treatment of depreciation differences	(0.8)	5.3
Tax reserves (b)	(0.8)	(2.6)
Tax credits	1.1	(4.6)
Goodwill impairment	(41.8)	—
Other	0.2	(0.9)
Effective income tax rate	(7.3)%	35.4%

(a) State taxes, net of federal benefit, include changes in state tax contingency reserve.

(b) The Company has established, and periodically reviews, an estimated contingent tax reserve on its Consolidated Balance Sheets to provide for the possibility of adverse outcomes in tax proceedings.

The provision for income taxes is summarized as follows:

	Years Ended March 31,	
	2005	2004
	(Millions of dollars)	
Current		
Federal	$ 50.6	$ 5.7
State	(9.4)	—
Total	41.2	5.7
Deferred		
Federal	112.1	106.5
State	13.6	16.3
Total	125.7	122.8
Investment tax credits	(8.3)	(9.3)
Total income tax expense	$158.6	$119.2

The tax effect of temporary differences giving rise to significant portions of the Company's deferred tax liabilities and deferred tax assets were as follows:

	March 31,	
	2005	2004
	(Millions of dollars)	
Deferred tax liabilities:		
Property, plant and equipment	$1,484.4	$1,386.5
Regulatory assets	667.9	700.0
Leveraged leases	133.2	150.4
Derivative contract regulatory assets	64.5	160.2
Derivative contract	62.1	102.3
Other deferred tax liabilities	140.3	82.5
	2,552.4	2,581.9
Deferred tax assets:		
Regulatory liabilities	(325.2)	(329.7)
Employee benefits	(202.2)	(178.3)
Derivative contracts	(106.8)	(173.4)
Book reserves not currently deductible for tax	(5.3)	—
NOL and tax credit carryforwards	(72.5)	(75.8)
Other deferred tax assets	(123.9)	(215.5)
	(835.9)	(972.7)
Net deferred tax liability	$1,716.5	$1,609.2

The Company made net income tax payments of $121.3 million for the year ended March 31, 2005, and $52.7 million for the year ended March 31, 2004. The income tax payments include payments for current federal and state income taxes, as well as amounts paid in settlement of prior years' liabilities as a result of income tax proceedings.

During the year ended March 31, 2005, the Company favorably settled outstanding income tax issues with the State of Oregon related to the Company's 1991 through 1998 Oregon income tax returns. The settlement resulted in a release of previously accrued tax liability of $8.5 million. The net state tax contingency release for the year ended March 31, 2005, is $11.1 million. The net federal tax contingency reserve increase for the year ended March 31, 2005, is $18.3 million, primarily to accrue interest on remaining tax contingencies provided for in prior periods.

The Internal Revenue Service has completed its examination of the Company's federal tax return filings for the 1999 and 2000 tax years. The Company has settled with the Internal Revenue Service on certain tax issues

related to these returns. Settlement and payment on agreed-upon issues and other unresolved issues related to federal income tax returns through March 31, 2000, did not have a material adverse impact on the Company's consolidated financial position or results of operations.

The Internal Revenue Service started its examination of the 2001, 2002 and 2003 tax years in October 2004. No material Notices of Proposed Adjustments have been issued. The Company anticipates that final settlement and payment on settled issues and other unresolved issues related to the federal income tax returns through March 31, 2003, will not have a material adverse impact on its consolidated financial position or results of operations.

The Company calculates its deferred tax assets and liabilities under SFAS No. 109, which requires recording deferred tax balances, at the currently enacted tax rate, for all temporary differences between the book and tax bases of assets and liabilities, including temporary differences for which no deferred taxes had been previously provided because of use of flow-through tax accounting for ratemaking purposes. Because of prior and expected future ratemaking treatment for temporary differences for which flow-through tax accounting has been utilized, PacifiCorp has also established a regulatory asset for income taxes recoverable through future rates related to those differences. At March 31, 2005, the balance of this asset was $499.9 million. In addition, PacifiCorp has established regulatory liabilities in the amount of $44.4 million for non-recoverable income taxes.

The Company had total available federal net operating loss carryforwards of approximately $57.2 million at March 31, 2005, and $158.9 million at March 31, 2004. These loss carryforwards expire between 2022 and 2026. At March 31, 2005, the Company had renewable energy credits of approximately $25.7 million, alternative minimum tax credits of approximately $15.8 million and Oregon business energy tax credits of approximately $4.9 million available to reduce future income tax liabilities. These credits begin to expire in 2010. The Company anticipates utilizing the net operating loss and tax credits prior to the expiration dates.

The Internal Revenue Service previously asserted that the three synthetic fuel plants owned by PacifiCorp Syn Fuel LLC ("PSF") did not meet the statutory "placed in service" test by the July 1, 1998 deadline set in the statute granting US federal income tax credits for producing synthetic fuel. Accordingly, the Internal Revenue Service asserted that no past or future tax credits under the Internal Revenue Code were allowed on the production and sales of synthetic fuels from those plants. In October 2001, PFS sold the synthetic fuel operations to Marriott International. Prior to the sale, the Company claimed $15.1 million of tax credits generated by the PSF synthetic fuel plants. The Internal Revenue Service has since reversed its previous position as a result of a Technical Advice Memorandum dated June 7, 2005 favorable to the Company on the synthetic fuels matter. Therefore, all credits will be allowed.

Note 21—Acquisitions

In October 2003, Colorado Green Holdings, LLC ("Colorado Green"), a special-purpose entity acquired by Colorado Wind Ventures, LLC, owned equally by Shell WindEnergy Inc. and PPM Colorado Wind Ventures, a subsidiary of PPM, purchased a 162 MW wind farm in southeast Colorado. All of the output of the wind farm is sold to Public Service of Colorado under a 15-year power purchase agreement. The acquisition of Colorado Green was funded through a combination of a $128.0 million credit facility with a bank syndicate, and an $83.8 million equity investment, of which the Company's share was $41.9 million at March 31, 2004. The Company accounts for this venture under the equity method of accounting.

On December 29, 2004, PPM acquired Atlantic Renewable Energy Corp., a wind development company located in Richmond, Virginia, for $11.0 million of cash consideration for all of Atlantic Renewable Energy Corp. outstanding shares. The principal assets of Atlantic Renewable Energy Corp. are a project pipeline of more than 500 MW in development in the northeastern United States, including New York, Pennsylvania, West Virginia and New Jersey. The results for Atlantic Renewable Energy Corp. have been included in the Company's consolidated financial statements from the date of acquisition.

On February 15, 2005, PPM purchased Atlantic Renewable Project, owned by the former managing partners of Atlantic Renewable Energy Corp. for $1.3 million of cash consideration. The primary asset of Atlantic Renewable Project is the right to jointly develop, construct and operate with Zilkha wind farms in the upstate

New York area, for up to 300 MW in installed capacity. As of March 31, 2005, PPM had contributed equity of approximately $32.0 million to fund construction of a 198 MW wind farm. PPM expects to invest additional funds through completion of the venture, which is projected to be prior to December 2005, as well as through the subsequent operation of the venture.

Note 22—Subsequent Events

Grama Ridge acquisition

In May 2005, PPM acquired the assets of the Grama Ridge gas storage facility from ConocoPhillips at an adjusted purchase price of $28.5 million, including transaction costs, in a cash transaction. The Grama Ridge facility, located in New Mexico, is a natural gas storage facility with a working capacity of 4.5 billion cubic feet.

Shiloh Wind Project

Also during May 2005, PPM announced its acquisition of Shiloh Wind Project in Solano County from enXco, an affiliate of EDF Energies Nouvelles of France for cash consideration of $7.5 million. Shiloh is projected to be constructed and fully operational during the next fiscal year with an installed capacity of 150 MW. The project is located between the Northern California cities of San Francisco and Sacramento.

First Mortgage Bond issuance

In June 2005, PacifiCorp issued $300.0 million of First Mortgage Bonds under its then effective shelf registration statement with the SEC. The bonds will bear interest at 5.25% per year and will mature on June 15, 2035.

Stock issuance

On June 30, 2005, PHI issued shares of its Common Stock to Scottish Power NA1 Limited and Scottish Power NA2 Limited, at a total price of $125.0 million.

Description of preparation of Unaudited Aggregation of Financial Data of the 10 U.K. Wind Companies Comprising the SP UK Assets

The 10 U.K. Wind Companies comprising the SP UK Assets were not operated as a stand alone business during the period under review and no consolidated financial statements are available for the SP UK Assets. The SP UK Assets Discussion and Analysis of Financial Information included elsewhere in this offering memorandum is based upon an unaudited arithmetic aggregation of the profit and loss statements of the 10 U.K. Wind Companies comprising the SP UK Assets. The aggregation is provided for the respective last three fiscal years of the U.K. 10 Wind Companies, which, except for CeltPower Ltd. (December 31 fiscal year end) and Wolf Bog and Callagheen (October 31 fiscal year end for 2006 and prior years and for 2005, respectively), each had a fiscal year ended March 31, 2007. As such, because the aggregation has not been calendarized and because the financial statements contained below do not cover identical twelve month periods for each of the 10 U.K. Wind Companies, the aggregations may not be indicative of combined future results for our business due to differences in market, weather and other factors between the different twelve month periods. See "Presentation of Financial and Other Information" for a description of the periods presented in the historical financial statements of the 10 U.K. Wind Companies.

The unaudited arithmetic aggregation of the 10 U.K. Wind Companies does not represent a proper consolidation in accordance with U.K. GAAP or IFRS. The SP UK Assets' aggregated financial data and the stand alone audited financial statements of the 10 U.K. Wind Companies do not include certain central costs, specifically (i) pipeline development costs and (ii) certain support services provided by affiliates and parent companies, including finance, human resources, legal, information technologies, office accommodation, system support and other administrative expenses. Therefore, the line item "net operating expenses" does not include all expenses associated with the SP UK Assets for the periods presented and may not be indicative of future performance or results of operations. The unaudited aggregated financial information of the SP UK Assets differs from the pro forma financial information for the SP UK Assets consolidated under U.K. GAAP. See "Acquisition and Unaudited Pro Forma Financial Information," "Presentation of Financial and Other Information" and "SP UK Assets Discussion and Analysis of Financial Information."

The unaudited arithmetic aggregation is provided for information purposes only. The SP UK Assets' aggregated financial data presented below should not be considered indicative of future revenues, operating results or net income and you are advised not to place undue reliance on such data.

The following organizational chart sets forth the current organizational structure of the SP UK Assets.



IBERDROLA RENOVABLES, S.A.
100%
SCOTTISHPOWER RENEWABLE ENERGY HOLDINGS LIMITED
100%
SCOTTISHPOWER RENEWABLE ENERGY LIMITED
80%
Coldham Windfarm Limited
100%
Wolf Bog Wind Farm Limited
100%
Callagheen Wind Farm Limited
100%
Beaufort Energy Limited
50%
Celtpower Limited
100%
Wind Resources Limited
100%
CRE Energy Limited
100%
Coal Clough Limited
100%
Carland Cross Limited
33%
Morecambe Wind Limited

The profit and loss data of the 10 U.K. Wind Companies is aggregated in the SP UK Assets' unaudited aggregated financial data for the years ended March 31, 2005, 2006 and 2007 as follows:

- Wolf Bog (100% owned) is added;
- Callagheen (100% owned) is added,
- CRE (100% owned), which wholly owns the dormant company Morecambe, is added;
- Coldham (80% owned) is added 100%, with 20% of net income attributable to minorities;
- CeltPower (50% owned) is added proportionally;
- Carland Cross (45% owned) is a wholly owned subsidiary of Wind Resources and is added proportionally;
- Coal Clough (45% owned) is a wholly owned subsidiary of Wind Resources and is added proportionally;
- Wind Resources (45% owned) wholly owns each Carland Cross and Coal Clough and the consolidated financial data of Wind Resources is excluded from the aggregation in order to avoid double counting. On July 19, 2007, we acquired the remaining 55% of Wind Resources and currently wholly own Wind Resources, Carland Cross and Coal Clough;
- Beaufort (100% owned) wholly owns each CRE and Wind Resources and, as its only revenues are dividends from these subsidiaries, is excluded from the aggregation in order to avoid double counting; and
- Morecambe (33% owned) is a dormant company which does not have audited financial statements and therefore does not contribute to the aggregation.

Unaudited Aggregated Financial Data of the U.K. Wind Companies for the year ended March 31, 2007

Aggregation of Statements of Profit and Loss (£ in millions)	2007 Profit and Loss[1]										
	TOTAL	Beaufort Energy Ltd.[2]	Callagheen Wind Farm Ltd.	Carland Cross Ltd.	CeltPower Ltd.[3]	Coal Clough Ltd.	Coldham Windfarm Ltd.	CRE Energy Ltd.	Wind Resources Ltd.[2]	Wolf Bog Wind Farm Ltd.[4]	Morecambe Wind Ltd.[5]
	(£ in millions)										
Turnover	62.1	32.6	4.3	1.3	5.6	1.8	3.5	50.1	3.1	0.0	—
Operating cost	10.2	0.0	0.3	0.3	2.0	0.3	0.3	8.3	0.6	0.0	—
Operating profit/loss (EBITDA)	51.8	32.6	4.0	1.0	3.6	1.4	3.2	41.8	2.4	0.0	—
Depreciation&Amortization	14.0	0.0	0.9	0.3	0.4	0.5	0.8	11.6	0.9	0.0	—
(EBIT)	37.9	32.6	3.0	0.7	3.1	0.9	2.3	30.2	1.6	0.0	—
Interest income/(expense)	-9.9	0.0	-1.1	0.0	0.0	0.1	-0.8	-8.0	0.1	0.0	—
PBT	28.0	32.6	1.9	0.7	3.1	1.0	1.5	22.2	1.7	0.0	—
Tax income/(payable)	-9.0	0.0	-0.6	-0.2	-0.9	-0.3	-0.5	-7.3	-0.5	0.0	—
Profit/Loss after tax before minorities	**19.0**	**32.6**	**1.3**	**0.5**	**2.3**	**0.7**	**1.1**	**14.9**	**1.2**	**0.0**	—
Minorities	0.2	0.0	0.0	0.0	0.0	0.0	0.2	0.0	0.0	0.0	—
Profit/Loss after tax after minorities	**18.8**	**32.6**	**1.3**	**0.5**	**2.3**	**0.7**	**0.9**	**14.9**	**1.2**	**0.0**	—
Dividends paid/(received)	33.4	32.0	0.0	0.6	1.0	0.8	0.3	32.0	1.4	0.0	—
Retained profit/(loss) for the financial year	**-14.7**	**0.6**	**1.3**	**-0.1**	**1.3**	**-0.2**	**0.5**	**-17.1**	**-0.2**	**0.0**	—
Aggregation (%)	N/A	0.0%	100.0%	45.0%	50.0%	45.0%	100.0%	100.0%	0.0%	100.0%	—
Ownership (%)[6]	N/A	0.0%	100.0%	45.0%	50.0%	45.0%	80.0%	100.0%	0.0%	100.0%	—

(1) Profit and loss information presented for each of the U.K. Wind Farm Companies is for the year ended March 31, 2007, unless otherwise stated.
(2) Beaufort and Wind Resources are holding companies and not included in the aggregation to avoid double counting.
(3) Celtpower Limited information for 2007 is for the year ended December 31, 2006.
(4) Wolfbog Wind Farm Limited information for 2007 is for the five month period ended March 31, 2007.
(5) Morecambe Wind Ltd. is a dormant company.
(6) Aggregation has been performed proportionally to the participation stated in the ownership (%) line

Aggregation of Statements of Profit and Loss (£ in thousands)	TOTAL	Beaufort Energy Ltd.[2]	Callagheen Wind Farm Ltd.	Carland Cross Ltd.	CeltPower Ltd.[3]	Coal Clough Ltd.	Coldham Windfarm Ltd.	CRE Energy Ltd.[4]	Wind Resources Ltd.[2]	Wolf Bog Wind Farm Ltd.[5]	Morecambe Wind Ltd.[6]
	2007 Profit and Loss[1] (£ in thousands)										
Turnover	62,060	32,635	4,302	1,259	5,606	1,791	3,482	50,100	3,050	0	—
Operating cost	10,229	0	311	256	2,033	345	331	8,300	601	0	—
Operating profit/loss (EBITDA)	51,831	32,635	3,991	1,003	3,573	1,447	3,151	41,800	2,450	0	—
Depreciation&Amortization	13,980		943	339	440	549	817	11,600	889		
(EBIT)	37,851	32,635	3,048	664	3,133	897	2,334	30,200	1,561	0	—
Interest income/(expense)	-9,885	0	-1,124	40	7	56	-812	-8,000	96	4	—
PBT	27,966	32,635	1,924	704	3,140	953	1,522	22,200	1,657	4	—
Tax income/(payable)	-8,992	0	-578	-211	-867	-286	-457	-7,300	-497	0	—
Profit/Loss after tax before minorities	**18,974**	**32,635**	**1,346**	**493**	**2,273**	**667**	**1,065**	**14,900**	**1,160**	**4**	**—**
Minorities	213	0	0	0	0	0	213	0	0	0	—
Profit/Loss after tax after minorities	**18,761**	**32,635**	**1,346**	**493**	**2,273**	**667**	**852**	**14,900**	**1,160**	**4**	**—**
Dividends paid/(received)	33,446	32,000	0	590	1,000	820	311	32,000	1,410	0	—
Retained profit/(loss) for the financial year	**-14,685**	**635**	**1,346**	**-97**	**1,273**	**-153**	**541**	**-17,100**	**-250**	**4**	**—**
Aggregation (%)	N/A	0.0%	100.0%	45.0%	50.0%	45.0%	100.0%	100.0%	0.0%	100.0%	—
Ownership (%)[7]	N/A	0.0%	100.0%	45.0%	50.0%	45.0%	80.0%	100.0%	0.0%	100.0%	—

(1) Profit and loss information presented for each of the U.K. Wind Farm Companies is for the year ended March 31, 2007, unless otherwise stated.
(2) Beaufort and Wind Resources are holding companies and not included in the aggregation to avoid double counting.
(3) Celtpower Limited information for 2007 is for the year ended December 31, 2006.
(4) Because profit and loss information presented for CRE Energy Ltd. for the year ended March 31, 2007 was originally presented in millions of British pounds sterling, such information has been rounded in order to present this information in thousands of British pounds sterling for comparative purposes only.
(5) Wolfbog Wind Farm Limited information for 2007 is for the five month period ended March 31, 2007.
(6) Morecambe Wind Ltd. is a dormant company.
(7) Aggregation has been performed proportionally to the participation stated in the ownership (%) line

Unaudited Aggregated Financial Data of the U.K. Wind Companies for the year ended March 31, 2006

Aggregation of Statements of Profit and Loss (£ in millions)	TOTAL	Beaufort Energy Ltd.[2]	Callagheen Wind Farm Ltd.[3]	Carland Cross Ltd.	CeltPower Ltd.[4]	Coal Clough Ltd.	Coldham Windfarm Ltd.	CRE Energy Ltd.	Wind Resources Ltd.[2]	Wolf Bog Wind Farm Ltd.[5]	Morecambe Wind Ltd.[6]
	2006 Profit and Loss[1] (£ in millions)										
Turnover	33.4	0.4	0.1	1.0	4.1	1.5	1.1	29.1	2.5	0.0	—
Operating cost	7.8	0.0	0.0	0.3	1.4	0.4	0.1	6.7	0.6	0.0	—
Operating profit/loss (EBITDA)	25.6	0.4	0.1	0.8	2.7	1.1	1.0	22.4	1.9	0.0	—
Depreciation&Amortization	8.7	0.0	0.1	0.3	0.4	0.5	0.1	7.8	0.9	0.0	—
(EBIT)	16.9	0.4	0.0	0.4	2.2	0.5	0.8	14.6	1.0	0.0	—
Interest income/(expense)	-2.4	0.0	-0.4	0.0	0.1	0.0	-0.4	-1.6	0.1	0.0	—
PBT	14.6	0.4	-0.4	0.5	2.3	0.6	0.4	12.9	1.0	0.0	—
Tax income/(payable)	-4.4	0.0	0.1	-0.1	-0.7	-0.2	-0.1	-3.9	-0.3	0.0	—
Profit/Loss after tax before minorities	**10.2**	**0.4**	**-0.3**	**0.3**	**1.6**	**0.4**	**0.3**	**9.0**	**0.7**	**0.0**	**—**
Minorities	0.1	0.0	0.0	0.0	0.0	0.0	0.1	0.0	0.0	0.0	—
Profit/Loss after tax after minorities	**10.1**	**0.4**	**-0.3**	**0.3**	**1.6**	**0.4**	**0.2**	**9.0**	**0.7**	**0.0**	**—**
Dividends paid/(received)	1.4	0.0	0.0	0.3	2.0	0.6	0.0	0.0	0.9	0.0	—
Retained profit/(loss) for the financial year	**8.7**	**0.4**	**-0.3**	**0.0**	**-0.4**	**-0.1**	**0.2**	**9.0**	**-0.2**	**0.0**	**—**
Aggregation (%)	N/A	0.0%	100.0%	45.0%	50.0%	45.0%	100.0%	100.0%	0.0%	100.0%	—
Ownership (%)[7]	N/A	0.0%	100.0%	45.0%	50.0%	45.0%	80.0%	100.0%	0.0%	100.0%	—

(1) Profit and loss information presented for each of the U.K. Wind Farm Companies is for the year ended March 31, 2006, unless otherwise stated.
(2) Beaufort and Wind Resources are holding companies and not included in the aggregation to avoid double counting.
(3) Callagheen Wind Farm Limited information for 2006 is for the 5 month period ended March 31, 2006.
(4) Celtpower Limited information for 2006 is for the year ended December 31, 2005.
(5) Wolfbog Wind Farm Limited information for 2006 is for the year ended October 31, 2006.
(6) Morecambe Wind Ltd. is a dormant company.
(7) Aggregation has been performed proportionally to the participation stated in the ownership (%) line.

Aggregation of Statements of Profit and Loss (£ in thousands)	TOTAL	Beaufort Energy Ltd.[2]	Callagheen Wind Farm Ltd.[3]	Carland Cross Ltd.	CeltPower Ltd.[4]	Coal Clough Ltd.	Coldham Windfarm Ltd.	CRE Energy Ltd.	Wind Resources Ltd.[2]	Wolf Bog Wind Farm Ltd.[5]	Morecambe Wind Ltd.[6]
	2006 Profit and Loss[1] (£ in thousands)										
Turnover	33,402	396	81	1,040	4,066	1,478	1,093	29,062	2,518	0	—
Operating cost	7,801	0	10	257	1,415	382	116	6,680	639	0	—
Operating profit/loss (EBITDA)	25,601	396	71	783	2,651	1,096	977	22,382	1,879	0	—
Depreciation&Amortization	8,654		77	339	440	549	136	7,821	889		
(EBIT)	16,947	396	-6	444	2,211	547	841	14,561	991	0	—
Interest income/(expense)	-2,373	0	-395	23	85	33	-397	-1,645	56	-4	—
PBT	14,574	396	-401	467	2,296	580	444	12,916	1,046	-4	—
Tax income/(payable)	-4,401	0	121	-143	-743	-174	-133	-3,875	-317	0	—
Profit/Loss after tax before minorities	**10,173**	**396**	**-280**	**324**	**1,553**	**406**	**311**	**9,041**	**729**	**-4**	—
Minorities	62	0	0	0	0	0	62	0	0	0	—
Profit/Loss after tax after minorities	**10,111**	**396**	**-280**	**324**	**1,553**	**406**	**249**	**9,041**	**729**	**-4**	—
Dividends paid/(received)	1,396	0	0	330	2,000	550	0	0	880	0	—
Retained profit/(loss) for the financial year	**8,715**	**396**	**-280**	**-6**	**-447**	**-144**	**249**	**9,041**	**-151**	**-4**	—
Aggregation (%)	N/A	0.0%	100.0%	45.0%	50.0%	45.0%	100.0%	100.0%	0.0%	100.0%	—
Ownership (%)[7]	N/A	0.0%	100.0%	45.0%	50.0%	45.0%	80.0%	100.0%	0.0%	100.0%	—

(1) Profit and loss information presented for each of the U.K. Wind Farm Companies is for the year ended March 31, 2006, unless otherwise stated.
(2) Beaufort and Wind Resources are holding companies and not included in the aggregation to avoid double counting.
(3) Callagheen Wind Farm Limited information for 2006 is for the 5 month period ended March 31st 2006.
(4) Celtpower Limited information for 2006 is for the year ended December 31st 2005.
(5) Wolfbog Wind Farm Limited information for 2006 is for the year ended October 31st 2006.
(6) Morecambe Wind Ltd. is a dormant company.
(7) Aggregation has been performed proportionally to the participation stated in the ownership (%) line.

Unaudited Aggregated Financial Data of the U.K. Wind Companies for the year ended March 31, 2005

2005 Profit and Loss[(1)]

(£ in millions)

Aggregation of Statements of Profit and Loss (£ in millions)	TOTAL	Beaufort Energy Ltd.[(2)]	Callagheen Wind Farm Ltd.[(3)]	Carland Cross Ltd.	CeltPower Ltd.[(5)]	Coal Clough Ltd.	Coldham Windfarm Ltd.[(4)]	CRE Energy Ltd.	Wind Resources Ltd.[(2)]	Wolf Bog Wind Farm Ltd.[(6)]	Morecambe Wind Ltd.[(7)]
Turnover	24.9	0.9	0.0	0.9	4.3	1.3	0.0	21.8	2.1	0.0	—
Operating cost	4.0	0.0	0.0	0.4	1.0	0.3	0.0	3.2	0.7	0.0	—
Operating profit/loss (EBITDA)	20.9	0.9	0.0	0.5	3.2	1.0	0.0	18.6	1.5	0.0	—
Depreciation&Amortization	5.9	0.0	0.0	0.4	0.4	0.6	0.0	5.3	0.9	0.0	—
(EBIT)	15.0	0.9	0.0	0.1	2.8	0.4	0.0	13.3	0.5	0.0	—
Interest income/(expense)	-2.6	0.0	0.0	0.0	0.1	0.0	0.0	-2.6	0.1	0.0	—
PBT	12.4	0.9	0.0	0.2	2.9	0.4	0.0	10.7	0.6	0.0	—
Tax income/(payable)	-3.7	0.0	0.0	0.0	-0.9	-0.1	0.0	-3.2	-0.2	0.0	—
Profit/Loss after tax before minorities	**8.7**	**0.9**	**0.0**	**0.1**	**2.0**	**0.3**	**0.0**	**7.5**	**0.4**	**0.0**	—
Minorities	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	—
Profit/Loss after tax after minorities	**8.7**	**0.9**	**0.0**	**0.1**	**2.0**	**0.3**	**0.0**	**7.5**	**0.4**	**0.0**	—
Dividends paid/(received)	1.9	0.0	0.0	0.5	2.0	1.4	0.0	0.0	1.9	0.0	—
Retained profit/(loss) for the financial year	**6.8**	**0.9**	**0.0**	**-0.4**	**0.0**	**-1.1**	**0.0**	**7.5**	**-1.5**	**0.0**	—
Aggregation (%)	N/A	0.0%	100.0%	45.0%	50.0%	45.0%	100.0%	100.0%	0.0%	100.0%	—
Ownership (%)[(8)]	N/A	0.0%	100.0%	45.0%	50.0%	45.0%	80.0%	100.0%	0.0%	100.0%	—

(1) Profit and loss information presented for each of the U.K. Wind Farm Companies is for the year ended March 31, 2005, unless otherwise stated.
(2) Beaufort and Wind Resources are holding companies and not included in the aggregation to avoid double counting.
(3) Callagheen Wind Farm Limited information for 2005 is for the period from May 1, 2004 to October 31, 2005 (18 months).
(4) Coldham Windfarm Limited in 2005 information is for the period from August 2, 2004 to March 31, 2005.
(5) Celtpower Limited information for 2005 is for the year ended December 31, 2004.
(6) Wolfbog Wind Farm Limited information for 2005 is for the year ended October 31, 2005 and is unaudited.
(7) Morecambe Wind Ltd. is a dormant company.
(8) Aggregation has been performed proportionally to the participation stated in the ownership (%) line.

Aggregation of Statements of Profit and Loss (£ in thousands)	TOTAL	Beaufort Energy Ltd.[2]	Callagheen Wind Farm Ltd.[3]	Carland Cross Ltd.	CeltPower Ltd.[5]	Coal Clough Ltd.	Coldham Windfarm Ltd.[4]	CRE Energy Ltd.	Wind Resources Ltd.[2]	Wolf Bog Wind Farm Ltd.[6]	Morecambe Wind Ltd.[7]
	2005 Profit and Loss[1] (£ in thousands)										
Turnover	**24,892**	851	0	863	4,283	1,287	0	21,783	2,150	0	—
Operating cost	**4,013**	0	0	368	1,045	318	0	3,182	686	0	—
Operating profit/loss (EBITDA)	**20,879**	851	0	495	3,238	969	0	18,601	1,464	0	—
Depreciation&Amortization	**5,886**			358	430	567		5,255	924		
(EBIT)	**14,993**	851	0	137	2,808	403	0	13,346	540	0	—
Interest income/(expense)	**-2,577**	0	0	21	89	39	0	-2,648	60	0	—
PBT	**12,416**	851	0	158	2,897	441	0	10,698	599	0	—
Tax income/(payable)	**-3,723**	0	0	-43	-864	-132	0	-3,212	-175	0	—
Profit/Loss after tax before minorities	**8,693**	**851**	**0**	**115**	**2,033**	**309**	**0**	**7,486**	**424**	**0**	—
Minorities	**0**	0	0	0	0	0	0	0	0	0	—
Profit/Loss after tax after minorities	**8,693**	**851**	**0**	**115**	**2,033**	**309**	**0**	**7,486**	**424**	**0**	—
Dividends paid/(received)	**1,851**	0	0	530	2,000	1,360	0	0	1,890	0	—
Retained profit/(loss) for the financial year	**6,843**	**851**	**0**	**-415**	**33**	**-1,051**	**0**	**7,486**	**-1,466**	**0**	—
Aggregation (%)	**N/A**	0.0%	100.0%	45.0%	50.0%	45.0%	100.0%	100.0%	0.0%	100.0%	—
Ownership (%)[8]	**N/A**	0.0%	100.0%	45.0%	50.0%	45.0%	80.0%	100.0%	0.0%	100.0%	—

(1) Profit and loss information presented for each of the U.K. Wind Farm Companies is for the year ended March 31, 2005, unless otherwise stated.
(2) Beaufort and Wind Resources are holding companies and not included in the aggregation to avoid double counting.
(3) Callagheen Wind Farm Limited information for 2005 is for the period from May 1, 2004 to October 31,2005 (18 months).
(4) Coldham Windfarm Limited information for 2005 is for the period from August 2, 2004 to March 31, 2005.
(5) Celtpower Limited information for 2005 is for the year ended December 31, 2004.
(6) Wolfbog Wind Farm Limited information for 2005 is for the year ended October 31, 2005 and is unaudited.
(7) Morecambe Wind Ltd. is a dormant company.
(8) Aggregation has been performed proportionally to the participation stated in the ownership (%) line.

Beaufort Energy Limited

Directors' Report and Accounts
for the year ended 31 March 2007

Beaufort Energy Limited

Directors' Report and Accounts
for the year ended 31 March 2007

Contents

Beaufort Energy Limited

Report of the Directors

The directors present their report and audited Accounts for the year ended 31 March 2007.

This directors' report has been prepared in accordance with certain special provisions relating to small sized companies under section 246(4) of the Companies Act 1985.

Activities and review

Beaufort Energy Limited, "the company", was established as a holding company for subsidiary companies involved in wind powered electricity generation. The Company was not involved in any other Trading during the year and the directors do not anticipate that it will otherwise trade in the future.

On 22 May 2007, Iberdrola S.A., the company's ultimate parent company, announced plans to sell up to 20% of the shares in its renewable energy subsidiary, Iberdrola Energias Renovables (Iberenova). The board of Iberdrola also authorized a reorganisation of this business area with the goal of incorporating all renewable energy-related companies within the Iberdrola and ScottishPower groups, including Beaufort Energy Limited in Iberenova, prior to the sale of the Iberenova shares.

Results and dividends

The profit for the year amounted to £32,635,000 (2006: £396,000). The aggregate dividends paid during the year amounted to £32,000,000 (2006: £nil).

Directors and their interests

The directors who held office during the year were as follows:

Keith Anderson	
Alan Bryce	(resigned 16 October 2006)
Hugh Finlay	(appointed 16 October 2006)

Statement of director's responsibilities

The directors are responsible for preparing the Annual Report and the financial statements in accordance with applicable laws and regulations.

Company law requires the directors to prepare financial statements for each financial year. Under that law the directors have elected to prepare the financial statements in accordance with United Kingdom Generally Accepted Accounting Practice (United Kingdom Accounting Standards and applicable law). The financial statements are required by law to give a true and fair view of the state of affairs of the company and of the profit or loss of the company for that period. In preparing these financial statements, the directors are required to:

- Select suitable accounting policies and then apply them consistently;
- Make judgements and estimates that are reasonable and prudent;
- State whether applicable UK Accounting Standards have been followed, subject to any material departures disclosed and explained in the financial statements;
- Prepare the financial statements on the going concern basis unless it is inappropriate to presume that the company will continue in business.

The directors are responsible for keeping proper accounting records that disclose with reasonable accuracy at any time the financial position of the company and enable them to ensure that the financial statements comply with the Companies Act 1985. They are also responsible for safeguarding the assets of the company and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

Disclosure of information to auditors

Each of the persons who is a director at the date of approval of this report confirms that:

- as far as the director is aware, there is no relevant audit information of which the company's auditors are unaware; and
- the director has taken all the steps he ought to have taken as a director in order to make himself aware of any relevant audit information and to establish the company's auditors are aware of that information.

This confirmation is given and should be interpreted in accordance with the provisions of Section 234ZA of the Companies Act 1985.

Auditors

Under Section 379A of the Companies Act 1985, the company has elected to dispense with the following obligations:

- to lay accounts and reports before general meetings;
- to hold annual general meetings; and
- to appoint auditors annually.

During the year Deloitte & Touche LLP were appointed as auditors of the company for the year ending 31 March 2007.

On behalf of the Board

Keith Anderson
Director
13 July 2007

Beaufort Energy Limited

Accounting Policies and Definitions

Definitions

Associated undertakings

Associated undertakings are entities in which the company holds a long-term participating interest and exercises significant influence.

Subsidiary undertakings

Entities in which the company holds a long-term controlling interest.

Company

Beaufort Energy Limited

Scottish Power

Scottish Power Limited (formerly Scottish Power plc)

Accounting Policies

Basis of accounting

The accounts have been prepared under the historical cost convention, and in accordance with applicable accounting standards in the UK and comply with the requirements of the Companies Act 1985.

Basis of preparation

The Accounts contain information about Beaufort Energy Limited as an individual company and do not contain consolidated financial information as the parent of subsidiary companies. The company is exempt under section 228 of the Companies Act 1985 from the requirement to prepare consolidated Accounts as it and its subsidiary undertakings are included by full consolidation in the consolidated Accounts of its parent, Scottish Power Limited, a company registered in Scotland.

Cash flow statement

The company is exempt from including a statement of cash flows in its Accounts, as it is a wholly owned subsidiary of Scottish Power Limited, which will include a consolidated statement of cash flows in its consolidated Accounts.

Income from fixed Asset investments

Dividend income received from subsidiary and associated undertakings is recognized in the profit and loss account when it is paid.

Current tax

Current tax, comprising UK corporation tax, is provided at amounts expected to be paid (or recovered) using the tax rates and laws that have been enacted or substantively enacted by the balance sheet date.

Investments

Investments in subsidiary and associated undertakings are stated in the balance sheet at cost, less provision for any impairment in value.

Beaufort Energy Limited

Profit and Loss Account
for the year ended 31 March 2007

	Notes	2007	2006
		£'000	£'000
Income received from fixed asset investments		32,635	396
Operating profit	1	32,635	396
Profit on ordinary activities before taxation		32,635	396
Taxation	3	—	—
Profit for the year	10	32,635	396

The above results relate to continuing operations.

A statement of total recognised gains and losses and a note of historical cost profits and losses are not shown, as all gains and losses for both years are recognised in the profit and loss account under the historical cost convention.

The Accounting Policies and Definitions on page 3, together with the Notes on page 7 to 9, form part of these Accounts.

Beaufort Energy Limited

Reconciliation of Movements in Shareholder's Funds
for the year ended 31 March 2007

	Notes	2007	2006
		£'000	£'000
Profit for the financial year		32,635	396
Dividends	4	(32,000)	—
Net movement in shareholder's funds		635	396
Opening shareholder's funds		1,980	1,584
Closing shareholder's funds	10	2,615	1,980

The Accounting Policies and Definitions on page 3, together with the Notes on pages 7 to 9, form part of these Accounts.

Beaufort Energy Limited

Balance Sheet
as at 31 March 2007

	Notes	2007 £'000	2006 £'000
Fixed assets			
Investments	5	**1,738**	1,738
Current assets			
Debtors	6	**32,001**	1,980
Creditors: amounts falling due within one year			
Loans and other borrowings	7	**(31,124)**	—
Other creditors	8	**—**	(1,738)
Net current assets		**877**	242
Net assets		**2,615**	1,980
Called up share capital	9, 10	**—**	—
Profit and loss account	10	**2,615**	1,980
Shareholder's funds		**2,615**	1,980

The called up share capital of the company is £2 (2006: £2)

The Accounting Policies and Definitions on page 3, together with the Notes on pages 7 to 9, form part of these Accounts.

Approved by the Board on 13 July 2007 and signed on its behalf by

Keith Anderson
Director

Notes to the Accounts
for the year ended 31 March 2007

1 Operating Profit

The auditors' remuneration for the audit of the company was £500 (2006: £500). The audit fees for both years were borne by the immediate parent company, Scottish Power Generation Limited.

2 Employee Information

The company has no employees (2006: nil). The directors received no remuneration (2006: £nil) from the company in respect of services to the company.

3 Taxation

	2007	2006
	£'000	£'000
Current tax:		
UK corporation tax	—	—
Total tax on profit on ordinary activities	—	—

The current tax charge on profit on ordinary activities for the year varied from standard rate of UK Corporation tax as follows:

	2007	2006
	£'000	£'000
Current tax:		
UK corporation tax at 30%	**9,790**	119
Permanent differences dividend income	**(9,790)**	(119)
Current tax charge for year	**—**	—

4 Dividends

	2007	2006
	£'000	£'000
Interim dividend paid	**32,000**	—
Total dividends paid	**32,000**	—

5 Fixed asset investments

	Associated undertaking	
	2007	2006
	£'000	£'000
At 1 April and 31 March	**1,738**	1,738

The investment in the associated undertaking represents the investment in Wind Resources Limited, a company incorporated in England, which generates wind-powered electricity. The cost of this investment is £1,738,419, being 45% of the £1 ordinary shares of the company.

Fixed asset investments also includes an investment of £2, being 100% of the £1 ordinary shares of CRE Energy Limited, a wholly owned subsidiary undertaking incorporated in Northern Ireland, which generates wind-powered electricity.

6 Debtors

	2007	2006
	£'000	£'000
Amounts falling due within one year:		
Amounts owed by group undertakings	—	1,980
Load owned by subsidiary undertaking	**32,001**	—
	32,001	1,980

7 Loans and other borrowings

	2007	2006
	£'000	£'000
Amounts falling due within one year:		
Loans owed to group companies	**31,124**	—

The loans owed to group undertakings are repayable on demand. Interest is calculated at a rate of 1% above the Royal Band of Scotland plc's base rate.

8 Other Creditors

	2007	2006
	£'000	£'000
Amounts falling due within one year:		
Amounts owed to group undertakings	—	1,738

9 Share capital

	2007	2006
	£	£
Authorised:		
100 (2006: 100) ordinary shares of £1 each	**100**	100
Allotted, called up and fully paid:		
2 (2006: 2) ordinary shares of £1 each	**2**	2

10 Analysis of movements in shareholder's funds

	Share capital	Profit and loss account	Total
	£'000	£'000	£'000
At 1 April 2006	—	1,980	1,980
Profit for the year	—	32,635	32,635
Dividends	—	(32,000)	(32,000)
At 31 March 2007	**—**	**2,615**	**2,615**

11 Related party transactions

Scottish Power Limited had ultimate control over the company during the year. The company has taken an exemption, as allowed by FRS 8 'Related Party Disclosure', not to disclose related party transactions with other group companies as the parent company, Scottish Power Limited publishes full statutory consolidated Accounts.

12 Ultimate parent company

At 31 March 2007 the directors regarded Scottish Power Limited to be the ultimate parent company, which is also the parent company of the largest group in which the results of the company are consolidated. The parent company of the smallest group in which the results of the company are consolidated is Scottish Power UK plc. Copies of both companies' consolidated Accounts can be obtained from The Secretary, Scottish Power Limited, 1 Atlantic Quay, Glasgow, G2 8SP. Subsequent to the year end, on 23 April 2007 Scottish Power Limited was acquired by Iberdrola S.A. From this date the directors consider Iberdrola S.A. to be the ultimate parent company.

Independent Auditors' Report
To the shareholder of Beaufort Energy Limited

We have audited the financial statements of Beaufort Energy Limited for the year ended 31 March 2007 which comprise the Accounting Policies and Definitions, the Profit and Loss Account, the Balance Sheet, the Reconciliation of Movements in Shareholder's Funds and the related notes 1 to 12. These financial statements have been prepared under the accounting policies set out therein.

This report is made solely to the company's members, as a body, in accordance with section 235 of the Companies Act 1985. Our audit work has been undertaken so that we might state to the company's members those matters we are required to state to them in an auditors' report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company and the company's members as a body, for our audit work, for this report, or for the opinion we have formed.

Respective responsibilities of directors and auditors

The directors' responsibilities for preparing the financial statements in accordance with applicable law and United Kingdom Accounting Standards (united Kingdom Generally Accepted Accounting Practice) are set our in the Statement of Directors' Responsibilities.

Our responsibility is to audit the financial statements in accordance with relevant legal and regulatory requirements and International Standards on Auditing (UK and Ireland).

We report to you our opinion as to whether the financial statements give a true and air view and are properly prepared in accordance with the Companies Act 1985. We also report to you whether in our opinion the information given in the Directors' Report is consistent with the financial statements. In addition we report to you if, in our opinion, the company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors' remuneration and other transactions is not disclosed.

We read the Directors' Report and consider the implications for our report if we become aware of any apparent misstatements within it.

Basis of audit opinion

We conducted our audit in accordance with International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgments made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatements, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

Opinion

In our opinion:

- the financial statements give a true and fair view, in accordance with United Kingdom Generally Accepted Accounting Practice, of the state of the company's affairs as at 31 March 2007 and of its profit for the year then ended;
- the financial statements have been properly prepared in accordance with the Companies Act 1985; and
- the information given in the directors' Report is consistent with the financial statements.

Deloitte & Touche LLP

Deloitte & Touche LLP
Chartered Accountants and Registered Auditors
Glasgow, United Kingdom
10th July 2007

Beaufort Energy Limited

Directors' Report and Accounts
for the year ended 31 March 2006

Beaufort Energy Limited

Directors' Report and Accounts
for the year ended 31 March 2006

Contents

Beaufort Energy Limited

Report of the Directors

The directors present their report and audited Accounts for the year ended 31 March 2006.

Activities and review

Beaufort Energy Limited, "the company", was established as a holding company for subsidiary companies involved in wind powered electricity generation. The company was not involved in trading during the year and the directors do not anticipate that it will trade in the future.

Results and dividends

The profit for the year amounted to £396.000 (2005: £851,000). The directors recommend that no dividend be paid in respect of the year ended 31 March 2006 (2005: £nil). and that the retained profit for the year be transferred to reserves.

Directors and their interests

The directors who held office during the year were as follows:

Keith Anderson	(appointed 23 June 2005)
Alan Bryce	
Susan Reilly	(resigned 23 June 2005)

Alan Bryce resigned on 16 October 2006 and was replaced by Hugh Finlay on the same day.

Neither of the directors who held office at the end of the financial year had any disclosable interests in the shares of the company. The interests of the director (other than those who are also directors of a parent company of the company) in the shares of Scottish Power plc, at the beginning of the year, or date of appointment if later, and end of the year, were as follows:

Keith Anderson	As at date of appointment (23 June 2005)	Granted/ appropriated/ other net movement	Exercised	Lapsed	Vested	At 31 March 2006
Shares						
Ordinary Shares (*)	10,269	369	—	—	—	10,638
ESOP Free & Matching Shares (#)	1,639	204	—	—	—	1,843
LTIP—Potential (**)	31,733	—	—	—	—	31,733
Options						
Executive Scheme	48,182	—	—	—	—	48,182
Sharesave Scheme	5,123	—	—	—	—	5,123

(*) These shares include Partnership Shares purchased pursuant to the Inland Revenue approved ScottishPower Employee Share Ownership Plan (ESOP).

(#) All Free Shares and Matching Shares appropriated pursuant to the ScottishPower ESOP are held in Trust and are subject to forfeiture provisions during the three year period from the date of appropriation.

(**) These shares represent, in each case, the maximum number of shares which the directors may receive, dependent on the satisfaction of certain performance criteria as approved by the shareholders of Scottish Power plc in connection with the Long Term Incentive Plan.

As permitted by Statutory Instrument, the Register of Directors' Interests maintained pursuant to Section 325 of the Companies Act 1985 does not contain the interests of directors who are also directors of a company of which Beaufort Energy Limited is a wholly owned subsidiary. Accordingly, the interests of Alan Bryce are disclosed in the Directors" Report and Accounts for the year ended 31 March 2006 of ScottishPower Generation Limited.

Directors' responsibilities

The directors are required by UK company law to prepare Accounts for each financial year which give a true and fair view of the state of affairs of the company as at the end of the financial year, and of the profit or loss of the company for the year.

The directors confirm that suitable accounting policies have been used and applied consistently and that reasonable and prudent judgements and estimates have been made in the preparation of the Accounts for the year ended 31 March 2006. The directors also confirm that applicable accounting standards have been followed and that the Accounts have been prepared on the going concern basis.

The directors are responsible for maintaining proper accounting records and sufficient internal controls to safeguard the assets of the company and to prevent and detect fraud or any other irregularities.

Each of the directors in office as at the date of this Directors' Report and Accounts confirms that:

- so far as he is aware, there is no relevant audit information of which the company's auditors are unaware; and
- he has taken all the steps that he ought to have taken as a director in order to make himself aware of any relevant audit information and to establish that the company's auditors are aware of that information.

Auditors

Under Section 379A of the Companies Act 1985, the company has elected to dispense with the following obligations:

- to lay accounts and reports before general meetings;
- to hold annual general meetings; and
- to appoint auditors annually.

During the year, Scottish Power plc, the company's ultimate parent company, carried out a competitive tender in relation to the provision of audit services. Following the outcome of this exercise, the Board of Scottish Power plc, on recommendation of the Audit Committee of Scottish Power plc, sought shareholder approval at the Annual General Meeting of Scottish Power plc to appoint Deloitte & Touche LLP in place of the retiring auditors, PricewaterhouseCoopers LLP, This approval was obtained and the directors of Beaufort Energy Limited will propose the appointment of Deloitte & Touche LLP as auditors of the company for the year ending 31 March 2007.

By Order of the Board

Rhona Gregg
Secretary
16 November 2006

Beaufort Energy Limited

Accounting Policies and Definitions

Definitions

Associated undertakings

Associated undertakings are entities in which the company holds a long-term participating interest and exercises significant influence.

Company

Beaufort Energy Limited

ScottishPower

Scottish Power plc

Ultimate parent company

Scottish Power plc

Accounting Policies

Basis of accounting

The Accounts have been prepared under the historical cost convention, and in accordance with applicable accounting standards in the UK and comply with the requirements of the Companies Act 1985.

Basis of preparation

The Accounts contain information about Beaufort Energy Limited as an individual company and do not contain consolidated financial information as the parent of subsidiary companies. The company is exempt under Section 228 of the Companies Act 1985 from the requirement to prepare consolidated Accounts as it and its subsidiary are included by full consolidation in the consolidated Accounts of its ultimate parent, Scottish Power plc, a company registered in Scotland.

Statement of cash flows

The company is exempt from including a statement of cash flows in its Accounts, as it is a wholly owned subsidiary of Scottish Power plc, which has included a consolidated statement of cash flows in its consolidated Accounts.

Investments

Fixed asset investments are stated in the balance sheet at cost less provision for any impairment in value.

Taxation

Where required, and in accordance with Financial Reporting Standard ("FRS") 19, 'Deferred Tax', full provision for deferred tax is made on a non-discounted basis.

Income from associated undertakings

Dividend income received from associated undertakings is recognised in the profit and loss account when it is paid.

Beaufort Energy Limited

Profit and Loss Account
for the year ended 31 March 2006

	Notes	2006	2005
		£'000	£'000
Income received from associated undertakings		396	851
Operating profit	1	396	851
Profit on ordinary activities before taxation		396	851
Taxation	3	—	—
Profit for the year	8	396	851

The above results relate to continuing operations.

A statement of total recognised gains and losses and a note of historical cost profits and losses are not shown, as all gains and losses for both years are recognised in the profit and loss account under the historical cost convention.

The Accounting Policies and Definitions on page 3, together with the Notes on pages 6 to 8, form part of these Accounts.

Beaufort Energy Limited

Balance Sheet
as at 31 March 2006

	Notes	2006 £'000	2005 £'000
Fixed assets			
Investments	4	1,738	1,738
Current assets			
Debtors	5	1,980	1,584
Net current assets		1,980	1,584
Total assets		3,718	3,322
Creditors: amounts falling due after more than one year			
Other creditors	6	(1,738)	(1,738)
Net assets		1,980	1,584
Called up share capital	7, 8	—	—
Profit and loss account	8	1,980	1,584
Equity shareholders' funds	8	1,980	1,584

The called up share capital of the company is £2 (2005: £2)

The Accounting Policies and Definitions on page 3, together with the Notes on pages 6 to 8, form part of these Accounts.

Approved by the Board on 16 November 2006 and signed on its behalf by

Hugh Finlay
Director

1 Operating profit

The audit fees of the company for both years were home by the ultimate parent company, Scottish Power plc, and continue to be borne by Scottish Power plc.

2 Employee information

The company has no employees (2005: nil).

The directors received no remuneration from the company in respect of services to the company.

3 Tax on profit on ordinary activities

	2006	2005
	£'000	£'000
Current tax:		
UK corporation tax at 30% on profit for the year	**(119)**	(255)
Permanent differences: distribution from associated undertakings	**119**	255
Total tax on profit on ordinary activities	**—**	—

4 Fixed asset investments

	Associated undertaking	
	2006	2005
	£'000	£'000
At 1 April and 31 March	**1,738**	1,738

Investments include a £2 investment in the shares of CRE Energy Limited, a wholly owned subsidiary company incorporated in Northern Ireland.

The cost of the investment in Wind Resources Limited is £1.7 million, representing a 45% shareholding in the business, which generates wind-powered electricity. The aggregate amount of capital and reserves of this company at 31 March 2005, the date of the last audited Accounts, was £6.1 million (2004: £7.6 million) and its profit for the year then ended was £0.4 million (2004: £4.0 million) before dividends of £1.9 million (2004: £0.9 million).

5 Debtors

	2006	2005
	£'000	£'000
Amounts falling due within one year:		
Amounts owed by group undertakings	**1,980**	1,584

6 Other creditors

	2006	2005
	£'000	£'000
Amounts Falling due after more than one year:		
Amounts owed to group undertakings	**1,738**	1,738

7 Share capital

	2006	2005
	£	£
Authorised:		
100(2005: 100) ordinary shares of £l each	**100**	100
Allotted, called up and fully paid:		
2(2005: 2)ordinary shares of £1 each	**2**	2

8 Analysis of movements in shareholders' funds

	Share capital	Profit and loss account	2006 Total
	£'000	£'000	£'000
At 1 April 2005	—	1,584	1,584
Profit for the year	—	396	396
At 31 March 2006	—	**1,980**	**1,980**

9 Related party transactions

Scottish Power plc has ultimate control over the company. The company has taken an exemption, as allowed by FRS 8 'Related Party Disclosure', not to disclose related party transactions with other group companies as the parent company publishes full statutory consolidated Accounts.

10 Ultimate parent company

The directors regard Scottish Power plc as the ultimate parent company, which is also the parent company of the largest group in which the results of the company are consolidated. The parent company of the smallest group in which the results of the company are consolidated is Scottish Power UK plc. Copies of both companies' consolidated Accounts can be obtained from The Secretary, Scottish Power plc, 1 Atlantic Quay, Glasgow, G2 8SP.

Beaufort Energy Limited

Independent Auditors' Report
To the members of Beaufort Energy Limited

We have audited the financial statements of Beaufort Energy Limited for the year ended 31 March 2006 which comprise the Accounting Policies and Definitions, the Profit and Loss Account, the Balance Sheet and the related notes. These financial statements have been prepared under the accounting policies set out therein.

Respective responsibilities of directors and auditors

As described in the Statement of Directors' Responsibilities the company's directors are responsible for the preparation of the financial statements in accordance with applicable law and United Kingdom Accounting Standards (United Kingdom Generally Accepted Accounting Practice).

Our responsibility is to audit the financial statements in accordance with relevant legal and regulatory requirements and International Standards on Auditing (UK and Ireland). This report, including the opinion, has been prepared for and only for the company's members as a body in accordance with Section 235 of the Companies Act 1985 and for no other purpose. We do not, in giving this opinion, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

We report to you our opinion as to whether the financial statements give a true and fair view and are properly prepared in accordance with the Companies Act 1985. We report to you whether in our opinion the information given in the Directors' Report is consistent with the financial statements. We also report to you if, in our opinion, the company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors' remuneration and other transactions is not disclosed.

We read the Directors' Report and consider the implications for our report if we become aware of any apparent misstatements within it.

Basis of audit opinion

We conducted our audit in accordance with International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board. An audit includes examination, on a test basis of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgments made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

Opinion

In our opinion the financial statements:

- give a true and fair view, in accordance with United Kingdom Generally Accepted Accounting Practice, of the state of the company's affairs as at 31 March 2006 and of its profit for the year then ended; and
- have been properly prepared in accordance with the Companies Act 1985; and
- the information given in the Directors' Report is consistent with the financial statements.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Chartered Accountants and Registered Auditors
Glasgow

16 November 2006

Beaufort Energy Limited

Directors' Report and Accounts
for the year ended 31 March 2005

Beaufort Energy Limited

Directors' Report and Accounts
for the year ended 31 March 2005

Contents

Beaufort Energy Limited

Report of the Directors

The directors present their report and audited Accounts for the year ended 31 March 2005.

Activities and review

The company was established as a holding company for subsidiary companies involved in wind powered electricity generation. The company was not involved in trading during the year and the directors do not anticipate that it will trade in the future.

Results and dividends

The profit for the year amounted to £851,000 (2004: £418,000). The directors recommend that no dividends be paid for the year ended 31 March 2005 (2004: £nil), and that the retained profit for the year be transferred to reserves.

Directors and their interests

The directors who held office during the year were as follows:

Alan Bryce
Susan Reilly

Susan Reilly resigned as a director on 23 June 2005 and was subsequently replaced by Keith Anderson on the same date.

Neither of the directors who held office at the end of the financial year had any disclosable interests in the shares of the company. The interests of the directors (other than those who are also directors of a parent company of the company) in the shares of Scottish Power plc, at the beginning and end of the year, were as follows:

Susan Reilly	At 1 April 2004	Granted/ appropriated/ other net movement	Exercised	Lapsed	Vested	At 31 March 2005
Shares						
Ordinary Shares (*)	5,181	1,193	—	—	—	6,374
ESOP Free & Matching Shares (#)	1,260	370	—	—	—	1,630
Deferred Share Plan (†)	3,251	—	(1,124)	—	—	2,127
LTIP—Potential (**)	42,311	20,192	—	(6,710)	(4,473)	51,320
LTIP—Vested	3,328	—	—	—	4,473	7,801
Options						
Executive Scheme	89,545	33,654	—	—	—	123,199
Sharesave Scheme	3,073	—	—	—	—	3,073

(*) These shares include Partnership Shares purchased pursuant to the Inland Revenue approved ScottishPower Employee Share Ownership Plan (ESOP).

(#) All Free Shares and Matching Shares appropriated pursuant to the ScottishPower ESOP are held in Trust and are subject to forfeiture provisions during the three year period from the date of appropriation.

(†) Deferred shares represent a portion of performance bonus and are held in trust for three years from the award date.

(**) These shares represent, in each case, the maximum number of shares which the directors may receive, dependent on the satisfaction of certain performance criteria as approved by the shareholders of Scottish Power plc in connection with the Long Term Incentive Plan.

As permitted by Statutory Instrument, the Register of Directors' Interests maintained pursuant to Section 325 of the Companies Act 1985 does not contain the interests of directors who are also directors of a company of which Beaufort Energy Limited is a wholly owned subsidiary. Accordingly, the interests of Alan Bryce are disclosed in the Directors' Report and Accounts for the year ended 31 March 2005 of ScottishPower Generation Limited.

Directors' responsibilities

The directors are required by UK company law to prepare Accounts for each financial year which give a true and fair view of the state of affairs of the company as at the end of the financial year, and of the profit or loss of the company for the period.

The directors confirm that suitable accounting policies have been used and applied consistently and that reasonable and prudent judgements and estimates have been made in the preparation of the Accounts for the year ended 31 March 2005. The directors also confirm that applicable accounting standards have been followed and that the Accounts have been prepared on the going concern basis.

The directors are responsible for maintaining proper accounting records and sufficient internal controls to safeguard the assets of the company and to prevent and detect fraud or any other irregularities.

Auditors

Under Section 379A of the Companies Act 1985, the company has elected to dispense with the following obligations:

- to lay accounts and reports before general meetings;
- to hold annual general meetings; and
- to appoint auditors annually.

By order of the Board



Donald McPherson
Secretary
14 October 2005

Beaufort Energy Limited

Accounting Policies and Definitions

Definitions

Associated undertakings

Associated undertakings are entities in which the company holds a long-term participating interest and exercises significant influence.

Accounting Policies

Basis of accounting

The Accounts have been prepared on the going concern basis, under the historical cost convention, and in accordance with applicable accounting standards in the UK and with the requirements of the Companies Act 1985.

The Accounts contain information about Beaufort Energy Limited as an individual company and do not contain consolidated financial information as the parent of subsidiary companies. The company is exempt under Section 228 of the Companies Act 1985 from the requirement to prepare consolidated Accounts as it and its subsidiary are included by full consolidation in the consolidated Accounts of its ultimate parent, Scottish Power plc, a company registered in Scotland.

Statement of cash flows

The company is exempt from including a statement of cash flows in its Accounts, as it is a wholly owned subsidiary of Scottish Power plc, which has included a consolidated statement of cash flows in its consolidated Accounts.

Investments

Fixed asset investments are stated in the balance sheet at cost less provision for any impairment in value.

Taxation

Where required, and in accordance with Financial Reporting Standard 19, 'Deferred Tax', full provision for deferred tax is made on a non-discounted basis.

Associated undertakings

Dividend income received from associated undertakings is recognised in the profit and loss account when it is paid.

Beaufort Energy Limited

Profit and Loss Account
for the year ended 31 March 2005

	Notes	2005 £'000	2004 £'000
Income received from associated undertakings		851	418
Operating profit	1	851	418
Profit on ordinary activities before taxation		851	418
Taxation	3	—	—
Profit retained	8	851	418

The above results relate to continuing operations.

A statement of total recognised gains and losses and a reconciliation to historical cost profits and losses are not shown, as all gains and losses for both years are recognised in the profit and loss account under the historical cost convention.

The Accounting Policies and Definitions on page 3, together with the Notes on pages 6 to 8, form part of these Accounts.

Beaufort Energy Limited

Balance Sheet
as at 31 March 2005

	Notes	2005 £'000	2004 £'000
Fixed assets			
Investments	4	**1,738**	1,738
Current assets			
Debtors	5	**1,584**	733
Net current assets		**1,584**	733
Total assets less current liabilities		**3,322**	2,471
Creditors: amounts falling due after more than one year			
Other creditors	6	**(1,738)**	(1,738)
Net assets		**1,584**	733
Called up share capital	7, 8	**—**	—
Profit and loss account	8	**1,584**	733
Equity shareholders' funds	8	**1,584**	733

The called up share capital of the company is £2 (2004: £2)

The Accounting Policies and Definitions on page 3, together with the Notes on pages 6 to 8, form part of these Accounts.

Approved by the Board on 14 October 2005 and signed on its behalf by

Alan Bryce
Director

Beaufort Energy Limited

Notes to the Accounts
for the year ended 31 March 2005

1 Operating profit

The audit fees of the company for both years were borne by the ultimate parent company, Scottish Power plc, and continue to be borne by Scottish Power plc.

2 Employee information

The company has no employees (2004: nil).

The directors received no remuneration from the company in respect of services to the company.

3 Tax on profit on ordinary activities

	2005	2004
	£'000	£'000
Current tax:		
UK corporation tax at 30% on profit for the year	(255)	(125)
Permanent differences: distribution from associated undertakings	255	125
Tax on profit on ordinary activities	—	—

4 Fixed asset investments

	Associated undertaking	
	2005	2004
	£'000	£'000
At 1 April and 31 March	1,738	1,738

Investments include a £2 investment in the shares of CRE Energy Limited, a wholly owned subsidiary company incorporated in Northern Ireland.

The cost of the investment in Wind Resources Limited is £1.7 million, representing a 45% shareholding in the business, which generates wind-powered electricity. The aggregate amount of capital and reserves of this company at 31 March 2004, the date of the last audited Accounts, was £7.6 million (2003: £4.5 million) and its profit for the year then ended was £4.0 million (2003: £0.8 million) before dividends of £0.9 million (2003: £0.4 million).

5 Debtors

	2005	2004
	£'000	£'000
Amounts falling due within one year:		
Amounts owed by group undertakings	1,584	733

6 Other creditors

	2005	2004
	£'000	£'000
Amounts falling due after more than one year:		
Amounts owed to group undertakings	1,738	1,738

7 Share capital

	2005	2004
	£	£
Authorised:		
100 (2004: 100) ordinary shares of £1 each	100	100
Allotted, called up and fully paid:		
2 (2004: 2) ordinary shares of £1 each	2	2

8 Analysis of movements in shareholders' funds

	Share capital	Profit and loss account	2005 Total	2004 Total
	£'000	£'000	£'000	£'000
At 1 April	—	733	733	315
Profit retained	—	851	851	418
At 31 March	—	**1,584**	**1,584**	733

9 Related party transactions

Scottish Power plc has ultimate control over the company. The company has taken an exemption, as allowed by Financial Reporting Standard 8 'Related Party Disclosure', not to disclose related party transactions with other group companies as the parent company publishes full statutory consolidated Accounts.

10 Ultimate parent company

The directors regard Scottish Power plc as the ultimate parent company, which is also the parent company of the largest group in which the results of the company are consolidated. The parent company of the smallest group in which the results of the company are consolidated is Scottish Power UK plc. Copies of both companies' consolidated Accounts can be obtained from The Secretary, Scottish Power plc, 1 Atlantic Quay, Glasgow, G2 8SP.

Independent Auditors' Report
to the members of Beaufort Energy Limited

We have audited the Accounts on pages 3 to 8 which have been prepared under the historical cost convention and the accounting policies set out on page 3.

Respective responsibilities of directors and auditors

The directors' responsibilities for preparing the Directors' Report and Accounts in accordance with applicable United Kingdom law and accounting standards are set out in the statement of directors' responsibilities.

Our responsibility is to audit the Accounts in accordance with relevant legal and regulatory requirements and United Kingdom Auditing Standards issued by the Auditing Practices Board. This report, including the opinion, has been prepared for and only for the company's members as a body in accordance with Section 235 of the Companies Act 1985 and for no other purpose. We do not, in giving this opinion, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

We report to you our opinion as to whether the Accounts give a true and fair view and are properly prepared in accordance with the Companies Act 1985. We also report to you if, in our opinion, the Report of the Directors is not consistent with the Accounts, if the company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors' remuneration and transactions is not disclosed.

We read the other information contained in the Directors' Report and Accounts and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the Accounts. The other information comprises the Report of the Directors.

Basis of audit opinion

We conducted our audit in accordance with auditing standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the Accounts. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the Accounts, and of whether the accounting policies are appropriate to the company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the Accounts are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the Accounts.

Opinion

In our opinion the Accounts give a true and fair view of the state of the company's affairs at 31 March 2005 and of its profit for the year then ended and have been properly prepared in accordance with the Companies Act 1985.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Chartered Accountants and Registered Auditors
Glasgow

14 October 2005

Callagheen Wind Farm Limited

Directors' Report and Accounts
for the year ended 31 March 2007

Callagheen Wind Farm Limited

Directors' Report and Accounts
for the year ended 31 March 2007

Contents

Callagheen Wind Farm Limited

Report of the Directors

The directors present their report and audited Accounts for the year 31 March 2007.

This directors' report has been prepared in accordance with certain special provisions relating to small sized companies under section 246(4) of the Companies Act 1985.

Activities and review

The principal activity of Callagheen Wind Farm Limited, "the company", is the operation of a wind farm in Northern Ireland. The company will continue with this activity for the foreseeable future.

Review of business and future developments

The operation of a 17MW wind farm located in Northern Ireland began in February 2006 and therefore the year ended 31 March 2007 is the first full year of operations.

At the year end the company had net current liabilities of £15,237,000 (31 March 2006: £18,722,000) including a loan from group undertakings of £19,822,000 (31 March 2006: £18,894,000). The directors consider that sufficient funding will be made available to the company to continue operations and to meet liabilities as they fall due.

On 22 May 2007, Iberdrola S.A., the company's ultimate parent company, announced plans to sell up to 20% of the shares in its renewable energy subsidiary , Iberdrola Energias Renovables (Iberenova). The board of Iberdrola also authorised a reorganisation of this business area with the goal of incorporating all renewable energy-related companies within the Iberdrola and ScottishPower groups, including Callagheen Wind Farm Limited, in Iberenova, prior to the sale of the Iberenova shares.

Results and Dividend

The profit for the year amounted to £1,346,000 (period ended 31 March 2006: loss of £280,000). The aggregate dividends paid during the year amounted to £nil (period ended 31 March 2006: £nil).

Directors and their interests

The directors who held office during the period were as follows:

Keith S Anderson	
John Heasley	(resigned 3 April 2006)
Roger Seshan	(appointed 3 April 2006)

Statement of directors' responsibilities

The directors are responsible for preparing the Annual Report and the financial statements in accordance with applicable laws and regulations.

Company law requires the directors to prepare financial statement for each financial year. Under that law the directors have elected to prepare the financial statements in accordance with United Kingdom Generally Accepted Accounting Practice (United Kingdom Accounting Standards and applicable law). The financial statements are required by law to give a true and fair view of the state of affairs of the company and of the profit or loss of the company for that period. In preparing these financial statements, the directors are required to:

- select suitable accounting policies and then apply them consistently;
- make judgement and estimates that are reasonable and prudent;
- state whether applicable UK Accounting Standards have been followed, subject to any material departures disclosed and explained in the financial statements;
- prepare the financial statements on the going concern basis unless it is inappropriate to presume that the company will continue in business.

The directors are responsible for keeping proper accounting records that disclose with reasonable accuracy at any time the financial position of the company and enable them to ensure that the financial statement comply with the Companies (Northern Ireland) Order 1986. They are also responsible for safeguarding the assets of the company and hence taking reasonable steps for the prevention and detection of fraud and other irregularities.

Disclosure of information to auditors

Each of the persons who is a director at the date of approval of this report confirms that:

- as far as the director is aware, there is no relevant audit information of which the company's auditors are unaware; and
- the director has taken all the steps he or she ought to have taken as a director in order to make himself or herself aware of any relevant audit information and to establish the company's auditors are aware of that information.

The confirmation is given and should be interpreted in accordance with the provisions of Section 242ZA of the Companies (Northern Ireland) Order 1986.

Auditors

The company has elected, pursuant to Article 387A of the Companies (Northern Ireland) Order 1986, to dispense with the following obligations:

- to lay accounts and reports before general meeting;
- to hold annual general meetings; and
- to appoint auditors annually.

During the year Deloitte & Touche LLP were appointed as auditors of the company for the year ending 31 March 2007.

On Behalf of the Board

Keith Anderson
Director
13 July 2007

Accounting Policies and Definitions

Definitions

Revenue cost definitions

Cost of sales

Cost of sales reflects the direct costs of the generation of electricity and the costs of transmitting and distributing units of electricity.

Administrative expenses

Administrative expenses include the indirect costs of the business and the costs of centralised services provided by Scottish Power UK plc.

Other definitions

Company

Callagheen Wind Farm Limited

ScottishPower

Scottish Power Limited (formerly Scottish Power plc.)

Accounting Policies

Basis of accounting

The Accounts have been prepared under the historical cost convention, and in accordance with applicable accounting standards in the UK and comply with the requirements of the Companies (Northern Ireland) Order 1986.

Cash flow statement

The company is exempt from including a statement of cash flows in its Accounts as it is a wholly owned subsidiary of Scottish Power Limited, which will include a consolidated statement of cash flows in its consolidated Accounts.

Turnover

Turnover, which excludes Value Added Tax and trade discounts, comprises the invoiced value of electricity generated. Renewable Obligation Certificates, Levy Exemptions Certificates, and accrued income. Accrued income represents the sales value of energy which is yet to be invoiced and is based on the value of units supplied. Units are determined by energy volumes recorded on the wind farm meters and industry-wide trading and settlement systems. All revenue is earned wholly within the United Kingdom.

Interest

Interest payable and receivable is recognised in the profit and loss account as it is incurred.

Current tax

Current tax, comprising UK corporation tax, is provided at amounts expected to be paid (or recovered) using the tax rates and laws that have been enacted or substantively enacted by the balance sheet date.

Deferred tax

Deferred taxation is recognised in respect of all timing differences that have originated but not reversed at the balance sheet date.

Timing differences are differences between the company's taxable profits and its results as stated in the financial statements that arise from the inclusion of gains and losses in tax assessments in periods different from those in which they are recognised in the financial statements.

Deferred tax is measured on a non-discounted basis at the tax rates that are expected to apply in the years in which timing differences are expected to reverse, based on tax rates and laws enacted or substantially enacted at the balance sheet date.

Tangible fixed assets

Tangible fixed assets are stated at cost and are depreciated on the straight-line method over their estimated operational lives. Tangible fixed assets include capitalised employee and other costs which are directly attributable to the construction of fixed assets. The main depreciation periods used by the company are as set out below.

	Years
Plant and machinery	20

The carrying values of tangible fixed assets are reviewed for impairment in periods if events or changes in circumstances indicate the carrying value may not be recoverable. Impairment losses are recognised in the year in which they are identified.

Decommissioning costs

Provision is made on a discounted basis for the estimated decommissioning costs at the end of the producing lives of the company's wind farm. Capitalised decommissioning costs are depreciated over the useful lives of the related assets. The unwinding of the discount is included within net interest and similar charges.

Leased assets

As lessee

Rentals payable under operating leases are charged to the profit and loss account on a straight line basis over the term of the lease. Contingent rentals payable under operating leases are charged to the profit and loss account as the liability arises.

Callagheen Wind Farm Limited

Profit and Loss Account
for the year ended 31 March 2007

	Notes	Year ended 31 March 2007	Five months ended 31 March 2006
		£'000	£'000
Turnover		**4,302**	81
Cost of sales		**(1,144)**	(87)
Gross profit/(loss)		**3,158**	(6)
Administrative expenses		**(110)**	—
Operating profit/(loss)	1	**3,048**	(6)
Interest payable and similar charges	3	**(1,124)**	(395)
Profit/(loss) on ordinary activities before taxation		**1,924**	(401)
Taxation	4	**(578)**	121
Profit/(loss) for year	12	**1,346**	(280)

The above results relate to continuing operations.

The wind farm began operation on 27 February 2006 therefore the operating loss for the comparative period ended 31 March 2006 represents results for the period from 27 February 2006 to 31 March 2006.

A statement of total recognised gains and losses and a note of historical cost profits and losses are not shown as all gains and losses for both periods are recognised in the profit and loss account under the historical cost convention.

The Accounting Policies and Definitions on pages 3 and 4, together with the Notes on pages 7 to 10, form part of these Accounts.

Callagheen Wind Farm Limited

Balance Sheet
as at 31 March 2007

	Notes	2007 £'000	2006 £'000
Fixed Assets			
Tangible assets	5	**17,931**	18,832
Current assets			
Debtors	6	**1,720**	888
Short-term bank and other deposits		**3,244**	47
		4,964	935
Creditors: amounts falling due within one year			
Loan and other borrowings	7	**(19,822)**	(18,894)
Other creditors	8	**(379)**	(763)
		(20,201)	(19,657)
Net current liabilities		**(15,237)**	(18,722)
Total assets less current liabilities		**2,694**	110
Provision for liabilities			
—Deferred tax	9	**(1,299)**	(76)
—Other	10	**(329)**	(314)
Net assets/(liabilities)		**1,066**	(280)
Called up share capital	11, 12	**—**	—
Profit and loss account	12	**1,066**	(280)
Shareholder's funds/(deficit)	12	**1,066**	(280)

The called up share capital of the company is £2.

The Accounting Policies and Definitions on pages 3 and 4, together with the Notes on pages 7 to 10, form part of these Accounts.

Approved by the Board on 13 July 2007 and signed on its behalf by



Keith S Anderson
Director

Callagheen Wind Farm Limited

Notes to the Accounts
for the year ended 31 March 2007

1 Operating profit/(loss)

Operating profit/(loss) is stated after charging:	Year ended 31 March 2007	Five months ended 31 March 2006
	£'000	£'000
Depreciation of tangible fixed assets	943	77
Hire of other assets—operating leases	46	—

The auditors' remuneration for the audit of the company was £1,000 (2006: £1,000). The audit fees for both periods were borne by another Energy Wholesale company in the ScottishPower group.

2 Employee information

The company has no employees. The directors received no remuneration from the company in respect of services to the company.

3 Interest payable and similar charges

Analysis of interest payable	Note	Year ended 31 March 2007	Five months ended 31 March 2006
		£'000	£'000
Interest payable on external borrowings		(1)	—
Interest payable on group loans		(1,108)	(395)
Total interest payable		(1,109)	(395)
Unwinding of discount on provisions	10	(15)	—
Total interest and similar charges		(1,124)	(395)

4 Tax on profit/(loss) on ordinary activities

	Note	Year ended 31 March 2007	Five months ended 31 March 2006
		£'000	£'000
Current tax:			
UK Corporation tax		(462)	(197)
Adjustment in respect of prior periods		(183)	—
Total current tax for year/period		(645)	(197)
Deferred tax:			
Origination and reversal of timing differences	9	1,223	76
Total deferred tax for year/period		1,223	76
Total tax on profit/(loss) on ordinary activities		578	(121)

The current tax credit for the year/period varied from the standard rate of UK Corporation tax as follows:

	Year ended 31 March 2007	Five months ended 31 March 2006
	£'000	£'000
UK corporation tax at 30% on profit/(loss) for the year/period	578	(120)
Permanent differences	—	(1)
Tax charges/(credit) on ordinary activities	578	(121)
Adjustment in respect of prior periods	(183)	—
Effects of deferred tax	(1,040)	(76)
Current tax credit for the year/period	(645)	(197)

Callagheen Wind Farm Limited

Notes to the Accounts—(Continued)
for the year ended 31 March 2007

5 Tangible fixed assets

	Plant and machinery £'000	Total £'000
Cost:		
At 1 April 2006	**18,909**	18,909
Additions	**42**	42
At 31 March 2007	**18,951**	**18,951**
Depreciation:		
At 1 April 2006	**77**	77
Charge for the year	**943**	943
At 31 March 2007	**1,020**	**1,020**
Net book value:		
At 31 March 2007	**17,931**	**17,931**
At 1 April 2006	**18,832**	18,832

6 Debtors

	2007 £'000	2006 £'000
Amount falling due within one year:		
Trade debtors	**302**	—
Accrued income	**203**	—
Amounts owned by group undertakings	**753**	198
Group relief receivable	**462**	197
Other debtors	**—**	493
	1,720	888

7 Loans and other borrowings

	2007 £'000	2006 £'000
Amount falling due within one year:		
Amount owed to group undertakings	**19,822**	18,894

The amounts owed to group undertakings are repayable on demand. Interest is calculated at a rate of 1% above the Royal Bank of Scotland plc's base rate.

8 Other creditors

	2007 £'000	2006 £'000
Amount falling due within one year:		
Amounts owed to group undertakings	**37**	17
Other taxes and social security	**298**	—
Capital accruals	**—**	741
Accrued expenses	**44**	5
	379	763

9 Provisions for liabilities—Deferred tax

	2007	2006
	£'000	£'000
Deferred tax provided in the Accounts is as follows:		
Accelerated capital allowances	**1,299**	76

	Note	2007
		£'000
Deferred tax provided at 1 April 2006		76
Charged in profit and loss account	4	1,223
Deferred tax provided at 31 March 2007		**1,299**

The 2007 Budget introduced a potential corporation tax change that would impact the deferred tax calculation. The 2007 Finance Bill was passed through the House of Commons on 26 June 2007 and is regarded as substantially enacted from that date. The change is the reduction to the rate of corporation tax from 30% to 28% with effect from 1 April 2008. If this change was applied as at 31 March 2007 then the deferred tax would reverse at 28% and this would have the effect of reducing the deferred tax liability at 31 March 2007 to £1,213,000.

10 Provisions for liabilities—Other provisions

	Notes	At 1 April 2006	Unwinding of discount	At 31 March 2007
		£'000	£'000	£'000
Decommissioning	(a)	314	15	**329**

(a) The provision for decommissioning cost is the discounted future estimated costs of decommissioning the company's wind farm. Decommissioning is expected to occur from 2026.

11 Share capital

	2007	2006
	£	£
Authorised:		
100(2006:100) ordinary shares of £1 each	**100**	100
Allotted, called up and fully paid:		
2(2006:2) ordinary shares of £1 each	**2**	2

12 Analysis of movements in shareholder's funds/(deficit)

	Share capital	profit and loss account	Total
	£'000	£'000	£'000
At 1 April 2006	—	(280)	**(280)**
Profit for the year	—	1,346	**1,346**
At 31 March 2007	—	**1,066**	**1,066**

13 Financial commitments

	2007	2006
	£'000	£'000
Capital commitments		
Contracted but not provided	**18**	36

14 Related party transactions

Scottish Power Limited had ultimate control over the company during the year. The company has taken an exemption, as allowed by FRS 8, 'Related Party Disclosures', not to disclose related party transactions with other group companies as Scottish Power Limited publishes full statutory consolidated Accounts.

15 Ultimate parent company

At 31 March 2007 the directors regarded Scottish Power Limited to be the ultimate parent company, which is also the parent company of the largest group in which the results of the company are consolidated. The parent company of the smallest group in which the results of the company are consolidated is Scottish Power UK Holdings Limited. Copies of both companies' consolidated Accounts can be obtained from The Secretary, Scottish Power Limited., 1 Atlantic Quay, Glasgow, G2 8SP. Subsequent to the year end on 23 April 2007, Scottish Power Limited was acquired by Iberdrola S.A. From this date the directors consider Iberdrola S.A. to be the ultimate parent company.

Independent Auditors' Report
To the shareholder of Callagheen Wind Farm Limited

We have audited the financial statements of Callagheen Energy Limited for the year ended 31 March 2007 which comprise the Accounting Policies and Definitions, the Profit and Loss Account, the Balance Sheet and the related notes 1 to 15. These financial statements have been prepared under the accounting policies set out therein.

This report is made solely to the company's members, as a body, in accordance with Article 243 of the Companies (Northern Ireland) Act 1986. Our audit work has been undertaken so that we might state to the company's members those matters we are required to state to them in an auditors' report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company and the company's members as a body, for our audit work, for this report, or for the opinion we have formed.

Respective responsibilities of directors and auditors

The directors' responsibilities for preparing the financial statements in accordance with applicable Northern Ireland law and United Kingdom Accounting Standards (United Kingdom Generally Accepted Accounting Practice) are set out in the Statement of Directors' Responsibilities.

Our responsibility is to audit the financial statements in accordance with relevant legal and regulatory requirements and International Standards on Auditing (UK and Ireland).

We report to you our opinion as to whether the financial statements give a true and fair view and are properly prepared in accordance with the Companies (Northern Ireland) order 1986. We also report to you whether in our opinion the information given in the Directors' Report is consistent with the financial statements. In addition we report to you if, in our opinion, the company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors' remuneration and other transactions is not disclosed.

We read the Directors' Report and consider the implications for our report if we become aware of any apparent misstatements within it.

Basis of audit opinion

We conducted our audit in accordance with International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts an disclosures in the financial statements. It also includes an assessment of the significant estimates and judgments made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatements, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

Opinion

In our opinion:

- the financial statements give a true and fair view, in accordance with United Kingdom Generally Accepted Accounting Practice, of the state of the company's affairs as at 31 March 2007 and of its profit for the year then ended;
- the financial statements have been properly prepared in accordance with the Companies (Northern Ireland) Order 1986; and
- the information given in the Directors' Report is consistent with the financial statements.

Deloitte & Touche LLP

Deloitte & Touche LLP
Chartered Accountants and Registered Auditors
Glasgow, United Kingdom

10th July 2007

Callagheen Wind Farm Limited

Directors' Report and Accounts
for the period ended 31 March 2006

Callagheen Wind Farm Limited

Directors' Report and Accounts
for the period ended 31 March 2006

Contents

Callagheen Wind Farm Limited

Report of the Directors

The directors present their report and audited Accounts for the five month period ended 31 March 2006.

Activities and review

The principal activity of Callagheen Wind Farm Limited, "the company", is the operation of a windfarm in Northern Ireland. The company will continue with this activity for the foreseeable future.

Review of business and future developments

The development of a I7MW wind farm located in Northern Ireland was completed during the year. Construction activities commenced in 2005 and the wind farm completed full commissioning and began operating in February 2006.

During the five months ended 31 March 2006 £6,457,000 (eighteen months ended 31 October 2005: £12,452,000) of costs were incurred on the development and construction of the wind farm. These costs have been capitalised and included on the balance sheet. Funding of these activities was achieved by a loan from another group undertaking.

The company has net current liabilities of £18,722,000 at 31 March 2006 (31 October 2005: £12,452,000), this includes a current loan from group undertakings of £18.894,000 at 31 March 2006. (31 October 2005: £5,480,000). The directors consider that sufficient funding will be made available to the company by its ultimate parent company to continue operations and to meet liabilities as they fall due.

On 31 October 2005, Scottish Power UK Holdings Limited completed the acquisition of 100% of the issued share capital of Callagheen Wind Farm Limited. The accounting reference date of the company was changed during the period from 31 October to 31 March in order to be co-terminous with the Scottish Power plc accounting reference date.

Results and dividend

The loss for the period amounted to £280,000 (2005: £nil). The aggregate dividends paid during the period amounted to £nil (2005: £nil).

Directors and their interests

The directors who held office during the period were as follows:

Keith S Anderson
John Heasley

John Heasley resigned his directorship on 3 April 2006 and was replaced by Roger Seshan on the same day.

Neither of the directors who held office at the end of the financial period had any disclosable interests in the shares of the company. The interests of the directors in the shares of Scottish Power plc, at the beginning and end of the period were as follows:

Keith Anderson	At 1 November 2005	Granted/ appropriated/ other net movement	Exercised	Lapsed	Vested	At 31 March 2006
Shares						
Ordinary Shares(*)	10,454	184	—	—	—	10,638
ESOP Free & Matching Shares(#)	1,733	110	—	—	—	1,843
LTIP—Potential (**)	31,733	—	—	—	—	31,733
Options						
Executive Scheme	48,182	—	—	—	—	48,182
Sharesave Scheme	5,123	—	—	—	—	5,123

John Heasley	At 1 November 2005	Granted/ appropriated/ other net movement	Exercised	Lapsed	Vested	At 31 March 2006
Shares						
Ordinary Shares (*)	2,088	145	—	—	—	2,233
ESOP Free & Matching Shares (#)	826	111	—	—	—	937
LTIP—Potential (**)	12,920	—	—	—	—	12,920
Options						
Executive Scheme	18,894	—	—	—	—	18,894
Sharesave Scheme	3,051	—	—	—	—	3,051

(*) These shares include Partnership Shares purchased pursuant to the Inland Revenue approved ScottishPower Employee Share Ownership Plan (ESOP).

(#) All Free Shares and Matching Shares appropriated pursuant to the Inland Revenue approved ScottishPower ESOP are held in Trust and are subject to forfeiture provisions during the three year period from the date of appropriation.

(**) These shares represent, in each case, the maximum number of shares which the directors may receive, dependent on the satisfaction of certain performance criteria as approved by the shareholders of Scottish Power plc in connection with the Long Term Incentive Plan.

Directors' responsibilities

The directors are required by company law (Northern Ireland) to prepare Accounts for each financial period, which give a true and fair view of the state of affairs of the company as at the end of the financial period and of the profit or loss of the company for the period.

The directors confirm that suitable accounting policies have been used and applied consistently and that reasonable and prudent judgements have been made in the preparation of the Accounts for the period ended 31 March 2006. The directors also confirm that applicable accounting standards have been followed and that the Accounts have been prepared on the going concern basis.

The directors are responsible for maintaining proper accounting records which disclose with reasonable accuracy at any time the financial position of the company and to enable them to ensure that the financial statements comply with the Companies (Northern Ireland) Order 1986. They are also responsible for safeguarding the assets of the company and hence for taking reasonable steps for the prevention and detection of fraud or any other irregularities.

Each of the directors in office as at the date of this Directors' Report and Accounts confirms that:

- so far as he is aware, there is no relevant audit information of which the company's auditors are unaware; and
- he has taken all the steps that he ought to have taken as a director in order to make himself aware of any relevant audit information and to establish that the company's auditors are aware of that information.

Auditors

The company has elected, pursuant to Article 387A of the Companies (Northern Ireland) Order 1986, to dispense with the following obligations:

- to lay accounts and reports before general meetings;
- to hold annual general meetings; and
- to appoint auditors annually.

The directors appointed PricewaterhouseCoopers LLP as auditors on 9 January 2006.

During the period, Scottish Power plc, the company's ultimate parent company, carried out a competitive tender in relation to the provision of audit services. Following the outcome of this exercise, the Board of Scottish Power plc, on recommendation of the Audit Committee of Scottish Power plc, sought shareholder approval at the Annual General Meeting of Scottish Power plc to appoint Deloitte & Touche LLP in place of the retiring auditors. PricewaterhouseCoopers LLP. This approval was obtained and the directors of Callagheen Wind Farm Limited will propose the appointment of Deloitte & Touche LLP as auditors of the company for the year ending 31 March 2007.

By Order of the Board



Rhona Gregg
Secretary
16 November 2006

Callagheen Wind Farm Limited

Accounting Policies and Definitions

Definitions

Revenue cost definitions

Cost of sales

Cost of sales reflects the direct costs of the generation of electricity.

Other definitions

Company

Callagheen Wind Farm Limited

ScottishPower

Scottish Power plc.

Ultimate parent company

Scottish Power plc.

Accounting Policies

Basis of accounting

The Accounts have been prepared under the historical cost convention, and in accordance with applicable accounting standards in the UK and comply with the requirements of the Companies (Northern Ireland) Order 1986.

Cash flow statement

The company is exempt from including a statement of cash flows in its Accounts as it is a wholly owned subsidiary of ScottishPower, which has included a consolidated statement of cash flows in its consolidated Accounts.

Use of estimates

The preparation of Accounts in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Accounts. Actual results can differ from those estimates.

Turnover

Turnover, which excludes Value Added Tax and trade discounts, comprises the invoiced value of electricity generated and accrued income. Accrued income represents the sales value of energy which is yet to be invoiced and is based on the value of units supplied. Units are determined by energy volumes recorded on the windfarm meters and industry-wide trading and settlement systems.

Interest

Interest payable and receivable is recognised in the profit and loss account as it is incurred.

Taxation

Where required, and in accordance with Financial Reporting Standard ("FRS") 19 'Deferred Tax', full provision is made for deferred tax on a non-discounted basis.

Tangible fixed assets

Tangible fixed assets are stated at cost and are depreciated on the straight-line method over their estimated operational lives. Tangible fixed assets include capitalised employee and other costs which are directly attributable to the construction of fixed assets. The main depreciation periods used by the company are as set out below.

	Years
Plant and machinery	20

The carrying values of tangible fixed assets are reviewed for impairment in periods if events or changes in circumstances indicate the carrying value may not be recoverable. Impairment losses are recognised in the year in which they are identified.

Decommissioning costs

Provision is made on a discounted basis for the estimated decommissioning costs at the end of the producing lives of the company's power stations. Capitalised decommissioning costs are depreciated over the useful lives of the related assets. The unwinding of the discount is included within net interest and similar charges.

Callagheen Wind Farm Limited

Profit and Loss Account
for the period ended 31 March 2006

	Notes	Five months ended 31 March 2006	Eighteen months ended 31 October 2005
		£'000	£'000
Turnover		81	—
Cost of sales		(87)	—
Gross loss		(6)	—
Administrative expenses		—	—
Operating loss	1	(6)	—
Interest payable and similar charges	3	(395)	—
Loss on ordinary activities before taxation		(401)	—
Taxation	4	121	—
Loss for the year	12	(280)	—

The above results relate to continuing operations.

The wind farm began operating on 27 February 2006 therefore the operating loss for the period ended 31 March 2006 represents results for the period from 27 February 2006 to 31 March 2006.

A statement of total recognised gains and losses and a note of historical cost profits and losses are not shown as all gains and losses for both periods are recognised in the profit and loss account under the historical cost convention.

The Accounting Policies and Definitions on pages 4 and 5, together with the Notes on pages 8 to 12, form part of these Accounts.

Callagheen Wind Farm Limited

Balance Sheet
as at 31 March 2006

	Notes	31 March 2006 £'000	31 October 2005 £'000
Fixed assets			
Tangible assets	5	**18,832**	12,452
Current assets			
Debtors	6	**888**	2,040
Short-term bank and other deposits		**47**	—
		935	2,040
Creditors: amounts falling due within one year			
Loan and other borrowings	7	**(18,894)**	(5,480)
Other creditors	8	**(763)**	(9,012)
		(19,657)	(14,492)
Net current liabilities		**(18,722)**	(12,452)
Total assets less current liabilities		**110**	—
Provision for liabilities and charges			
—Deferred tax	9	**(76)**	—
—Other	10	**(314)**	—
Net liabilities		**(280)**	—
Called up share capital	11, 12	**—**	—
Profit and loss account	12	**(280)**	—
Equity shareholder's deficit	12	**(280)**	—

The called up share capital of the company is £2.

The Accounting Policies and Definitions on pages 4 and 5, together with the Notes on pages 8 to 12, form part of these Accounts.

Approved by the Board on 16 November 2006 and signed on its behalf by

Keith S Anderson
Director

Callagheen Wind Farm Limited

Notes to the Accounts
for the period ended 31 March 2006

1 Operating loss

Operating loss is stated after charging:	Five months ended 31 March 2006	Eighteen months ended 31 October 2005
	£'000	£'000
Depreciation of tangible fixed assets	77	—

The audit fee for the company for both periods was borne by the ultimate parent company, Scottish Power plc.

2 Employee information

The company has no employees.

The directors received no remuneration from the company in respect of services to the company.

3 Net interest and similar charges

Analysis of net interest and similar charges	Five months ended 31 March 2006	Eighteen months ended 31 October 2005
	£'000	£'000
Interest payable on group loans	(395)	—
Net interest and similar charges	(395)	—

4 Tax on (loss) on ordinary activities

	Note	Five months ended 31 March 2006	Eighteen months ended 31 October 2005
		£'000	£'000
Current tax:			
UK Corporation tax		(197)	—
Total current tax for period		(197)	—
Deferred tax:			
Origination and reversal of timing differences	9	76	—
Total deferred tax for period		76	—
Total tax on (loss) on ordinary activities		(121)	—

The current tax credit for the period varied from the standard rate of UK Corporation tax as follows:

	Note	Five months ended 31 March 2006	Eighteen months ended 31 October 2005
		£'000	£'000
UK corporation tax at 30% on loss for the period		(120)	—
Permanent differences		(1)	—
Tax credit on ordinary activities		(121)	—
Effects of deferred tax	9	(76)	—
Current tax credit for the year/period		(197)	—

5 Tangible fixed assets

	Plant and machinery	Total
	£'000	£'000
Cost:		
At 1 November 2005	12,452	12,452
Additions	6,457	6,457
At 31 March 2006	**18,909**	**18,909**
Depreciation:		
At 1 April 2005	—	—
Charge for the year	77	77
At 31 March 2006	**77**	**77**
Net book value:		
At 31 March 2006	**18,832**	**18,832**
At 1 November 2005	12,452	12,452

Included in plant and machinery are costs of £nil (31 October 2005: £12,452,000) relating to assets under construction which will not be depreciated until after construction is completed.

6 Debtors

	31 March 2006	31 October 2005
	£'000	£'000
Amount falling due within one year:		
Amounts owed by group undertakings	**198**	—
Group relief receivable	**197**	—
Other debtors	**493**	2,040
	888	2,040

7 Loans and other borrowings

	31 March 2006	31 October 2005
	£'000	£'000
Amount falling due within one year:		
Amount owed to group undertakings	**18,894**	5,480

The amounts owed to group undertakings are repayable on demand. Interest is calculated at a rate of 1% above the Royal Bank of Scotland plc's Base rate.

8 Other creditors

	31 March 2006	31 October 2005
	£'000	£'000
Amount falling due within one year:		
Amounts owed to group undertakings	**17**	—
Trade creditors	—	2
Capital accruals	**741**	9,010
Accrued expenses	**5**	—
	763	9,012

9 Provisions for liabilities and charges—Deferred tax

Deferred tax provided in the Accounts is as follows:

	31 March 2006	31 October 2005
	£'000	£'000
Accelerated capital allowances	76	—
	76	—

	Note	2006
		£'000
Deferred tax provided at 1 November 2005		—
Charge in profit and loss account	4	76
Deferred tax provided at 31 March 2006		76

10 Provisions for liabilities and charges—Other provisions

	Notes	At 1 April 2005	New provisions	At 31 March 2006
		£'000	£'000	£'000
Decommissioning	(a)	—	314	314

(a) The provision for decommissioning cost is the discounted future estimated costs of decommissioning the company's wind farm. Decommissioning is expected to occur from 2026.

11 Share capital

	31 March 2006	31 October 2005
	£	£
Authorised:		
100 ordinary shares of £1 each	100	100
Allotted, called up and fully paid:		
2 ordinary shares of £1 each	2	2

12 Analysis of movements in shareholder's funds/(deficit)

	Share capital	Profit and loss account	Total
	£'000	£'000	£'000
At 1 November 2005	—	—	—
Loss for the year	—	(280)	(280)
At 31 March 2006	—	(280)	(280)

13 Financial commitments

Capital commitments	31 March 2006	31 October 2005
	£'000	£'000
Contracted but not provided	36	5,978

14 Related party transactions

Scottish Power Limited had ultimate control over the company. The company has taken an exemption, as allowed by FRS 8, 'Related Party Disclosures', not to disclose related party transactions with other group companies as the ultimate parent company publishes full statutory consolidated Accounts.

15 Ultimate parent company

The directors regard Scottish Power plc to be the ultimate parent company, which is also the parent company of the largest group in which the results of the company are consolidated. The parent company of the smallest group in which the results are consolidated is Scottish Power UK Holdings Limited. Copies of both companies' consolidated Accounts can be obtained from The Secretary, Scottish Power plc, 1 Atlantic Quay, Glasgow, G2 8SP.

Callagheen Wind Farm Limited

Independent Auditors' Report
To the members of Callagheen Wind Farm Limited

We have audited the financial statements of Callagheen Wind Farm Limited for the period ended 31 March 2006 which comprise the Accounting Policies and Definitions, the Profit and Loss Account, the Balance Sheet and the related notes. These financial statements have been prepared under the accounting policies set out therein.

Respective responsibilities of directors and auditors

As described in the Statement of Directors' Responsibilities the company's directors are responsible for the preparation of the financial statements in accordance with applicable Northern Ireland law and United Kingdom Accounting Standards (United Kingdom Generally Accepted Accounting Practice).

Our responsibility is to audit the financial statements in accordance with relevant legal and regulatory requirements and International Standards on Auditing (UK and Ireland). This report, including the opinion, has been prepared for and only for the company's members as a body in accordance with Article 243 of the Companies (Northern Ireland) Order 1986 and for no other purpose. We do not, in giving this opinion, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

We report to you our opinion as to whether the financial statements give a true and fair view and are properly prepared in accordance with the Companies Act 1985. We report to you whether in our opinion the information given in the Directors' Report is consistent with the financial statements. We also report to you if, in our opinion, the company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors' remuneration and other transactions is not disclosed.

We read the Directors' Report and consider the implications for our report if we become aware of any apparent misstatements within it.

Basis of audit opinion

We conducted our audit in accordance with International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board. An audit includes examination, on a test basis of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgments made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

Opinion

In our opinion:

- the financial statements give a true and fair view, in accordance with United Kingdom Generally Accepted Accounting Practice, of the state of the company's affairs as at 31 March 2006 and of its loss for the period then ended:
- the financial statement have been properly prepared in accordance with the Companies Act 1985; and
- the information given in the Directors' Report is consistent with the financial statements.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Chartered Accountants and Registered Auditors
Glasgow

16 November 2006

Callagheen Wind Farm Limited
(formerly L&B (No 62) Limited)

Directors' Report and Accounts
for the period ended 31 October 2005

Callagheen Wind Farm Limited

Directors' Report and Accounts
for the period ended 31 October 2005

Contents

Callagheen Wind Farm Limited

Report of the Directors

The directors present their first report and audited Accounts for the eighteen month period from the company's incorporation on 1 May 2004 to 31 October 2005.

Activities and review

The company was incorporated on 1 May 2004 as L&B (No 62) Limited and changed its name on 21 September 2005 to Callagheen Wind Farm Limited. The company's principal activity is the development and construction of a windfarm in Northern Ireland. The company was not involved in trading during the period.

Review of business and future developments

During the period ended 31 October 2005 £12,452,000 of costs were incurred on the development and construction of the wind farm. These costs have been capitalised and included on the balance sheet. Funding of these activities was achieved by a loan from another group undertaking.

On 31 October 2005, Scottish Power UK Holdings Limited completed the acquisition of 100% of the issued share capital of Callagheen Wind Farm Limited from Wind Farm Developments Limited for a cash consideration, excluding expenses, of £2.

The accounting reference date of the company was changed upon acquisition from 31 May to 31 October.

The company has net current liabilities of £12,452,000 (which includes a current loan from group undertakings of £5,480,000) at 31 October 2005. The directors consider that sufficient funding will be made available to the company by its ultimate parent company to continue operations and to meet liabilities as they fall due.

Results and dividend

The profit of the company for the period amounted to £nil. The directors recommend that no dividend be paid in respect of the period ended 31 October 2005.

Directors and their interests

The directors who held office during the period were as follows:

L&B (No 62) Limited	(appointed at incorporation, resigned 8 September 2004)
Michael J Harper	(appointed 8 September 2004, resigned 31 October 2005)
Robert I Harvey	(appointed 8 September 2004, resigned 31 October 2005)
William Hopkins	(appointed 8 September 2004, resigned 31 October 2005)
Michael R O'Neill	(appointed 8 September 2004, resigned 31 October 2005)
Keith S Anderson	(appointed 31 October 2005)
John Heasley	(appointed 31 October 2005)

Neither of the directors who held office at the end of the financial period had any disclosable interests in the shares of the company. The interests of the directors in the shares of Scottish Power plc, at the beginning and end of the period were as follows:

John Heasley	At date of appointment (31 Oct 2005)	Granted/ appropriated/ other net movement	Exercised	Lapsed	Vested	At 31 Oct 2005
Shares						
Ordinary Shares (*)	2,088	—	—	—	—	2,088
ESOP Free & Matching Shares (#)	826	—	—	—	—	826
LTIP—Potential (**)	12,920	—	—	—	—	12,920
Options						
Executive Scheme	18,894	—	—	—	—	18,894
Sharesave Scheme	3,051	—	—	—	—	3,051

Keith Anderson	At date of appointment (31 Oct 2005)	Granted/ appropriated/ other net movement	Exercised	Lapsed	Vested	At 31 Oct 2005
Shares						
Ordinary Shares (*)	10,454	—	—	—	—	10,454
ESOP Free & Matching Shares (#)	1,733	—	—	—	—	1,733
LTIP—Potential (**)	31,733	—	—	—	—	31,733
Options						
Executive Scheme	48,182	—	—	—	—	48,182
Sharesave Scheme	5,123	—	—	—	—	5,123

(*) These shares include Partnership Shares purchased pursuant to the Inland Revenue approved ScottishPower Employee Share Ownership Plan (ESOP).

(#) All Free Shares and Matching Shares appropriated pursuant to the Inland Revenue approved ScottishPower ESOP are held in Trust and are subject to forfeiture provisions during the three year period from the date of appropriation.

(†) Deferred shares represent a portion of performance bonus and are held in trust for three years from the award date.

(**) These shares represent, in each case, the maximum number of shares which the directors may receive, dependent on the satisfaction of certain performance criteria as approved by the shareholders of Scottish Power plc in connection with the Long Term Incentive Plan.

Directors' responsibilities

The directors are required by company law (Northern Ireland) to prepare Accounts for each financial year, which give a true and fair view of the state of affairs of the company as at the end of the financial year and of the profit or loss of the company for the period.

The directors confirm that suitable accounting policies have been used and applied consistently and that reasonable and prudent judgements have been made in the preparation of the Accounts for the period ended 31 October 2005. The directors also confirm that applicable accounting standards have been followed and that the Accounts have been prepared on the going concern basis.

The directors are responsible for maintaining proper accounting records which disclose with reasonable accuracy at any time the financial position of the company and to enable them to ensure that the financial statements comply with the Companies (Northern Ireland) Order 1986. They are also responsible for safeguarding the assets of the company and hence for taking reasonable steps for the prevention and detection of fraud or any other irregularities.

Auditors

Deloitte & Touche LLP resigned as auditors on 31 October 2005 and the directors appointed PricewaterhouseCoopers LLP in their place on 9 January 2006.

The company has elected, pursuant to Article 387A of the Companies (Northern Ireland) Order 1986, to dispense with the following obligations:

- to lay accounts and reports before general meetings;
- to hold annual general meetings; and
- to appoint auditors annually.

On Behalf of the Board

John Heasley

John Heasley
Director
22 February 2006

Callagheen Wind Farm Limited

Accounting Policies

Basis of accounting

The Accounts have been prepared on the going concern basis, under the historical cost convention, and in accordance with applicable accounting standards in the UK and the Companies (Northern Ireland) Order 1986.

Use of estimates

The preparation of Accounts in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Accounts. Actual results can differ from those estimates.

Statement of cash flows

No cash flow statement has been prepared because there was no cash balance at the beginning or end of the period and all costs incurred were paid for by the immediate parent on behalf of the company.

Taxation

Where required and in accordance with the Financial Reporting Standard ("FRS") 19 'Deferred Tax', full provision is made for deferred tax on a non-discounted basis.

Tangible fixed assets

Tangible fixed assets are stated at cost and are depreciated using the straight line method over their estimated operational lives. Tangible fixed assets include capitalised employee and other costs which are directly attributable to the construction of fixed assets. Fixed assets are not subject to depreciation while under construction. The carrying value of tangible fixed assets is reviewed for impairment if events or changes in circumstances indicate the carrying value may not be recoverable. Impairment losses are recognised in the period in which they are identified.

Callagheen Wind Farm Limited

Balance Sheet
as at 31 October 2005

	Notes	2005 £'000
Fixed assets		
Tangible assets	3	12,452
Current assets		
Debtors	4	2,040
		2,040
Creditors: amounts falling due within one year		
Loans and other borrowings	5	(5,480)
Other creditors	6	(9,012)
		(14,492)
Net current liabilities		(12,452)
Net assets		—
Called up share capital	7, 8	—
Profit and loss account	8	—
Equity shareholders' funds		—

The called up share capital of the company is £2.

The Accounting Policies on page 4, together with the Notes on pages 6 to 8, form part of these Accounts.

Approved by the Board on 22 February 2006 and signed on its behalf by

John Heasley

John Heasley
Director

Callagheen Wind Farm Limited

Notes to the Accounts
for the period ended 31 October 2005

1 Audit fees

The audit fee for the company for the period was borne by the ultimate parent company, Scottish Power plc.

2 Employee information

The company has no employees.

The directors received no remuneration from the company in respect of services to the company.

3 Tangible fixed assets

	Plant and machinery	Total
	£'000	£'000
Cost:		
At incorporation	—	—
Additions	12,452	12,452
At 31 October 2005	**12,452**	**12,452**
Depreciation:		
At incorporation and 31 October 2005	—	—
Net book value:		
At 31 October 2005	**12,452**	**12,452**
At incorporation	—	—

Included in plant and machinery are £12,452,000 of assets under construction which will not be depreciated until construction is complete.

4 Debtors

	2005
	£'000
Amounts falling due within one year:	
Other debtors	**2,040**
	2,040

5 Loans and other borrowings

	2005
	£'000
Amounts falling due within one year:	
Amounts owed to group undertakings	**5,480**

The amounts owed to group undertakings are repayable on demand with interest calculated at a rate of 1% above the Royal Bank of Scotland plc's Base rate.

6 Other creditors

	2005
	£'000
Amounts falling due within one year:	
Trade creditors	**2**
Capital accruals	**9,010**
	9,012

7 Share capital

	2005
	£
Authorised:	
100 ordinary shares of £1 each	100
Allotted, called up and fully paid:	
2 ordinary shares of £1 each	2

8 Analysis of movements in shareholders's fund

	Share capital	Profit and loss account	Total
	£	£	£
At incorporation and 31 October 2005	2	—	2

9 Financial commitments

Capital commitments	2005
	£'000
Contracted but not provided	5,978

10 Related party transactions

Trading, capital expenditure and financing transactions and balances arising in the normal course of business:-

	Scottish Power UK Holdings Limited
	£'000
Sales to	—
Purchases from	—
Period end balance due from	—
Period end balance due to	5,480

During the period the company also had transactions with its previous parent, Wind Farm Developments Limited. These transactions related to the purchase of fixed assets which were paid for by Wind Farm Developments Limited with a cost of £1,165,748 funded by an intercompany loan. The amount of VAT recoverable relating to the fixed assets purchased totaled £204,006 of which only £72,756 had not been reclaimed at 31 October 2005; this balance of £72,756 was treated as an intercompany loan from Wind Farm Developments Limited. Upon acquisition of the company by Scottish Power UK Holdings Limited on 31 October 2005 the total intercompany loan of £1,238,504 was repaid to Wind Farm Developments Limited by Scottish Power UK Holdings Limited.

11 Ultimate parent company

Upon acquisition of the company by Scottish Power UK Holdings Limited on 31 October 2005, the directors regard Scottish Power plc as the ultimate parent company, which is also the parent company of the largest group in which the results of the company will be consolidated. The parent company of the smallest group in which the results of the company will be consolidated is Scottish Power UK Holdings Limited. Copies of both companies' consolidated Accounts can be obtained from The Secretary, Scottish Power plc, 1 Atlantic Quay, Glasgow, G2 8SP.

Independent Auditors' Report
to the members of Callagheen Wind Farm Limited

We have audited the Accounts on pages 4 to 8 which have been prepared under the historical cost convention and the accounting policies set out on page 4.

Respective responsibilities of directors and auditors

The directors' responsibilities for preparing the Directors' Report and Accounts in accordance with applicable Northern Ireland law and United Kingdom accounting standards are set out in the statement of directors' responsibilities.

Our responsibility is to audit the financial statements in accordance with the relevant legal and regulatory requirements and United Kingdom Auditing Standards issued by the Auditing Practices Board. This report, including the opinion, has been prepared for and only for the company's members as a body in accordance with Article 243 of the Companies (Northern Ireland) Order 1986 and for no other purpose. We do not, in giving this opinion, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

We report to you our opinion as to whether the financial statements give a true and fair view and are properly prepared in accordance with the Companies (Northern Ireland) Order 1986. We also report to you if, in our opinion, the Report of Directors is not consistent with the Accounts, if the company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors' remuneration and transactions is not disclosed.

We read the other information contained in the Directors' Report and Accounts and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the Accounts. The other information comprises the Report of the Directors.

Basis of audit opinion

We conducted our audit in accordance with auditing standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the Accounts. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the Accounts, and of whether the accounting policies are appropriate to the company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the Accounts are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the Accounts.

Opinion

In our opinion the Accounts give a true and fair view of the state of the company's affairs at 31 October 2005 and have been properly prepared in accordance with the Companies (Northern Ireland) Order 1986.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Chartered Accountants and Registered Auditors
Glasgow

22 February 2006

CARLAND CROSS LIMITED

ANNUAL REPORT AND FINANCIAL STATEMENTS

For the year ended 31 March 2007

Contents

Directors' report

The directors present their annual report and the audited financial statements of Carland Cross Limited (the 'Company') for the year ended 31 March 2007.

Principal activity and business review

The principal activity of the Company is to operate a windfarm on a site near Mitchell in Cornwall. The windfarm generates electricity using wind turbines, and consists of fifteen Vestas wind turbines.

Capital investment and future developments

The Company will continue to manage and maximise investments in renewable energy generation.

Profit and dividend

The profit for the year before tax amounted to £704,000 (2006: £466,700) and £492,900 (2006: £323,600) after tax. The directors paid a dividend for the year of £590,000 (2006: £330,000).

Directors

The directors who served throughout the year were:

Samuel Robert James Anderson	alternate to David Neil Morrison
Stephen John Tivadar Balint	
Christopher David Sweatman	alternate to Stephen John Tivadar Balint
Tariq Masood	
David Neil Morrison	

None of the directors were materially interested in any contract of significance in relation to the Company's business.

Statement of disclosure to auditors

In the case of each of the persons who were directors at the time when the report is approved under Section 234A the following applies:

(a) so far as the directors are aware, there is no relevant audit information of which the Company's auditors are unaware, and

(b) the directors have taken all the steps that they ought to have taken as directors in order to make themselves aware of any relevant audit information and to establish that the company's auditors are aware of this information.

Auditors

In accordance with section 385 of he Companies Act 1985 a resolution for the reappointment of PKF (UK) LLP will be proposed at the forthcoming annual general meeting.

By Order of the Board,



T Masood
Director

5 July 2007

Statement of directors' responsibilities

The directors are responsible for preparing the annual report and the financial statements in accordance with applicable law and regulations.

Company law requires the directors to prepare financial statements for each financial year. Under that law the directors have elected to prepare the financial statements in accordance with United Kingdom Generally Accepted Accounting Practice (United Kingdom Accounting Standards and applicable law). The financial statements are required to give a true and fair view of the state of affairs of the Company and of the profit or loss of the Company for that period. In preparing those financial statements the directors are required to:

- select suitable accounting policies and then apply them consistently;
- make judgements and estimates that are reasonable and prudent;
- prepare the financial statements on the going concern basis unless it is inappropriate to presume that the Company will continue in business.

The directors are responsible for keeping proper accounting records that disclose with reasonable accuracy at any time the financial position of the Company and enable them to ensure that the financial statements comply with the Companies Act 1985. They are also responsible for safeguarding the assets of the Company and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

Independent auditors' report
to the members of Carland Cross Limited

We have audited the financial statements of Carland Cross Limited for the year ended 31 March 2007 which comprise the Profit and Loss Account, the Balance Sheet and the related notes. These financial statements have been prepared under the accounting policies set out therein.

This report is made solely to the Company's members, as a body, in accordance with Section 235 of the Companies Act 1985. Our audit work has been undertaken so that we might state to the Company's members those matters we are required to state to them in an auditors' report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company and the Company's members as a body, for our audit work, for this report, or for the opinions we have formed.

Respective responsibilities of directors and auditors

The directors' responsibilities for preparing the annual report and the financial statements in accordance with applicable law and United Kingdom accounting standards ('United Kingdom Generally Accepted Accounting Practice') are set out in the statement of directors' responsibilities.

Our responsibility is to audit the financial statements in accordance with the relevant legal and regulatory requirements and International Standards on Auditing (UK and Ireland).

We report to you our opinion as to whether the financial statements give a true and fair view and are properly prepared in accordance with the Companies Act 1985. We also report to you whether in our opinion the information given in the directors' report is consistent with the financial statements.

In addition we report to you if, in our opinion, the company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors' remuneration and other transactions is not disclosed.

We read the Directors' Report and consider the implications for our report if we become aware of any apparent misstatements within it.

Basis of audit opinion

We conducted our audit in accordance with International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the Company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

Opinion

In our opinion:

- the financial statements give a true and fair view, in accordance with United Kingdom Generally Accepted Accounting Practice, of the state of the Company's affairs as at 31 March 2007 and of its profit for the year then ended;
- the financial statements have been prepared in accordance with the Companies Act 1985; and
- the information given in the directors' report is consistent with the financial statements.

PKF (UK) LLP

PKF (UK) LLP
Registered Auditors
Bristol
United Kingdom

9 July 2007

Profit and loss account
For the year ended 31 March 2007

	Notes	2007	2006
		£'000	£'000
Turnover	2	**1,259.0**	1,039.9
Operating expenses	3	**(595.4)**	(595.9)
Operating profit		**663.6**	444.0
Interest receivable	5	**40.4**	22.7
Profit on ordinary activities before tax		**704.0**	466.7
Tax on Profit on ordinary activities	6	**(211.1)**	(143.1)
Profit on Ordinary activities after tax	14	**492.9**	323.6

There are no recognised gains and losses other than the results shown above. All amounts relate to continuing operations.

Details of dividends paid are given in note 7.

The accompanying notes are an integral part of these financial statements.

Balance sheet
31 March 2007

	Notes	2007 £'000	2006 £'000
Fixed assets			
Tangible assets	8	**1,867.4**	2,206.7
Current assets			
Stock	9	**10.1**	10.1
Debtors	10	**567.3**	425.0
Cash at bank		**568.4**	518.0
		1,145.8	953.1
Creditors			
Amounts falling due within one year	11	**(309.6)**	(272.1)
Net current assets		**836.2**	681.0
Total assets less current liabilities		**2,703.6**	2,887.7
Provisions for liabilities and charges—deferred tax	12	**(495.5)**	(582.5)
Net assets		**2,208.1**	2,305.2
Capital and reserves			
Called up share capital	13	**1,433.2**	1,443.2
Profit and loss account	14	**774.9**	872.0
Equity shareholders' funds	15	**2,208.1**	2,305.2

The accompanying notes are an integral part of these financial statements.

The financial statements on pages 4 to 11 were approved and authorised for issue by the Board of Directors on 5 July 2007 and were signed on its behalf by:

T Masood
Director

Notes to the financial statements
For the year ended 31 March 2007

1 Accounting policies

The principal accounting policies are summarised below.

Basis of preparation

The financial statements have been prepared under the historical cost convention and in accordance with the Companies Act 1985 and applicable accounting standards. They have been prepared under United Kingdom Generally Accepted Accounting Practice ("UK GAAP"). Accounting policies have been applied consistently throughout the year and the preceding year except where changes have been made to previous policies on adoption of new accounting standards.

Turnover

Turnover is stated net of value added tax (see Note 2).

Leases

Operating lease rentals are charged to the profit and loss account in relation to the total number of units generated (see Note 17).

Tangible fixed assets

Tangible fixed assets are stated at cost, net of depreciation and any provision for impairment.

Depreciation

The charge for depreciation is calculated to write off assets over their estimated useful economic lives taking into account anticipated residual values. The lives of depreciable plant and machinery generation assets are all 20 years.

Stock

Stocks are valued at the lower of cost and net realisable value.

Tax

Current tax is provided at amounts expected to be paid (or recovered) using the tax rates and laws that have been enacted or substantially enacted by the balance sheet date.

Deferred tax is recognised in respect of all timing differences that have originated but not reversed at the balance sheet date where transactions or events that result in an obligation to pay more tax in the future or a right to pay less tax in the future have occurred at the balance sheet date. Timing differences are differences between the Company's taxable profits and its results as stated in the financial statements that arise from the inclusion of gains and losses in tax assessments in years different from those in which they are recognised in the financial statements.

A net deferred tax asset is regarded as recoverable and therefore recognised only when, on the basis of all available evidence, it can be regarded as more likely than not that there will be suitable taxable profits from which the future reversal of the underlying timing differences can be deducted.

Deferred tax is measured at the average tax rates that are expected to apply in the years in which the timing differences are expected to reverse, based on tax rates and laws that have been enacted or substantially enacted by the balance sheet date. Deferred tax assets and liabilities are not discounted.

Cash flow statement

There is no statement of cash flows as the Company is a wholly owned subsidiary of Wind Resources Limited, which is registered in England and Wales and which includes a consolidated cash flow statement in its financial statements. This treatment is permitted by FRS 1 (Revised).

2 Turnover

Turnover represents sales of electricity products to Npower Limited under a power sales agreement. The electricity products comprise sale of energy, levy exemption certificates, triad benefits and renewable obligation certificates. The prices are agreed in advance and stated in the power sales agreement. The Climate Change Levy allows the Company to receive a proportion of the exempting benefit available to Npower Limited as a consequence of wind energy being exempt from the Levy.

From 1 April 2002, the Government introduced the Renewables Obligation. Generation of electricity from wind energy is eligible under the Renewables Obligation. Renewable Obligation certificates are obtained and sold under a power purchase agreement, yielding additional income for the Company.

The Company operates wholly in the United Kingdom.

3 Operating expenses

The directors consider that the nature of the business is such that the analysis of expenses shown below is more informative than that set out in the Companies Act 1985 formats.

	2007	2006
	£'000	£'000
Operating and maintenance costs	**206.0**	207.1
Operating lease rentals—land and buildings	**21.2**	17.6
Administration	**13.6**	13.6
Depreciation	**339.3**	339.3
Rates	**13.0**	12.7
Fees	**0.6**	4.0
Audit fees	**1.7**	1.6
	595.4	595.9

4 Directors and employees

No director received any emoluments from the Company during the year (2006: £nil).

The Company had no employees during the current or the prior year.

5 Interest receivable

	2007	2006
	£'000	£'000
Bank interest receivable	**40.4**	22.7

6 Tax on profit on ordinary activities

a) Analysis of tax charge in the year

	2007	2006
	£'000	£'000
Current tax:		
UK corporation tax on profits for the year	**298.1**	223.1
Total current tax (Note 6 (b))	**298.1**	223.1
Deferred tax (Note 12):		
Origination and reversal of timing differences	**(86.9)**	(83.0)
Adjustment in respect of prior years	**(0.1)**	3.0
Total deferred tax	**(87.0)**	(80.0)
Tax on profit on ordinary activities	**211.1**	143.1

b) Factors affecting tax charge for the year

The tax assessed for the year is different to the standard rate of corporation tax in the UK (30%). The differences are explained below:

	2007 £'000	2006 £'000
Profit on ordinary activities before tax	**704.4**	466.7
Profit on ordinary activities multiplied by the standard rate of corporation tax in the UK of 30% (2006: 30%)	**211.2**	140.1
Effects of:		
Capital allowances for the year less than depreciation	**86.9**	83.0
Current tax charge for the year (Note 6 (a))	**298.1**	223.1

7 Dividends

	2007 £'000	2006 £'000
Equity shares:		
Interim paid up of 41.17p; (2006: 23.03p) per ordinary share	**590.0**	330.0

8 Tangible fixed assets

	Plant and machinery £'000
Cost	
At 1 April 2006	6,786.9
Additions	—
At 31 March 2007	6,786.9
Depreciation	
At 1 April 2006	4,580.2
Charge for the year	339.3
At 31 March 2007	4,919.5
Net book value	
At 31 March 2007	1,867.4
At 31 March 2006	2,206.7

9 Stocks

	2007 £'000	2006 £'000
Spare parts	**10.1**	10.1

10 Debtors

	2007 £'000	2006 £'000
Trade debtors	**41.4**	37.2
Prepayments and accrued income	**505.9**	367.8
Other debtor	**20.0**	20.0
	567.3	425.0

The £20,000 other debtor relates to a deposit held by a bank in line with planning conditions. It will become repayable at the end of the planning period, which is after more than one year from the balance sheet date.

11 Creditors

	2007	2006
	£'000	£'000
Corporation tax	**197.5**	102.1
Value added tax	**48.6**	42.4
Accruals and deferred income	**63.5**	127.6
	309.6	272.1

12 Provisions for liabilities and charges—deferred tax

	2007	2006
	£'000	£'000
Deferred taxation provided in respect of accelerated capital allowances at 30% (2006: 30%):		
At 1 April	**582.5**	662.5
Adjustment in respect of prior years	**(0.1)**	3.0
Credit for the year	**(86.9)**	(83.0)
At 31 March	**495.5**	582.5

13 Called up share capital

	2007	2006
	£'000	£'000
Authorised:		
1,500,000 ordinary shares of £1 each	**1,500.0**	1,500.0
Allotted, called up and fully paid:		
1,433,155 ordinary shares of £1 each	**1,433.2**	1,433.2

All shares are held by Wind Resources Limited.

14 Profit and loss account

	2007	2006
	£'000	£'000
At 1 April	**872.0**	878.4
Profit after tax	**492.9**	323.6
Dividends	**(590.0)**	(330.0)
At 31 March	**774.9**	872.0

15 Reconciliation of movements in equity shareholders' funds

	2007	2006
	£'000	£'000
Profit for the year	**492.9**	323.6
Dividends	**(590.0)**	(330.0)
Net deductions from equity shareholders' funds	**(97.1)**	(6.4)
Opening equity shareholders' funds	**2,305.2**	2,311.6
Closing equity shareholders' funds	**2,208.1**	2,305.2

16 Related party transactions

Disclosure is not required of related party transactions between group companies since the Company meets the exemption criteria of being at least a 90% subsidiary of its parent, Wind Resources Limited.

Western Power Generation Limited, an associate company of Avonbank Investments Limited, which holds 45% of the share capital of Wind Resources Limited, has a contract to provide management services to the Company. During the year the Company was charged £13,600 (2006: £13,600) under this contract, and at 31 March 2007 the Company owed £3,400 to Western Power Generation Limited (2006: £3,400). Payments in future years are linked to movements in the retail price index.

17 Lease commitments

The Company has a lease on the land occupied by the wind turbines that expires in September 2017, under which it has an obligation to pay the landowner, on a half yearly basis, the greater of either £300 per turbine or 2% of income from total units generated as rental.

18 Subsequent event

The Finance Bill 2007, which was regarded as substantially enacted on 26 June 2007, has introduced a reduction in the corporation tax rate from 30% to 28% from 1 April 2008 and the immediate withdrawal of balancing adjustments for assets where Industrial Buildings Allowances have been claimed. The effect of these changes is estimated to be a credit to the profit and loss account of £18k.

19 Ultimate parent undertaking

The immediate parent undertaking of Carland Cross Limited is Wind Resources Limited, which is registered in England and Wales, and is the largest group into which the results of the Company are consolidated. Copies of the financial statements of Wind Resources Limited may be obtained from the company's registered office as stated below.

Given that no member owns more than 45% of the issued share capital of Wind Resources Limited, it is therefore considered to be the ultimate parent undertaking.

Carland Cross Limited
Avonbank
Feeder Road
Bristol
BS2 0TB

Telephone: 0117 933 2000
Fax: 0117 933 2001

CARLAND CROSS LIMITED

ANNUAL REPORT AND FINANCIAL STATEMENTS

For the year ended 31 March 2006

Contents

Directors' report

The directors present their annual report and the audited financial statements of Carland Cross Limited (the 'Company') for the year ended 31 March 2006.

Principal activity and business review

The principal activity of the Company is to operate a windfarm on a site near Mitchell in Cornwall. The windfarm generates electricity using wind turbines, and consists of fifteen Vestas wind turbines.

Capital investment and future developments

The Company will continue to manage and maximise investments in renewable energy generation.

Profit and dividend

The profit for the year before tax amounted to £466,700 (2005: £157,800) and £323,600 (2005: £115,300) after tax. The directors paid a dividend for the year of £330,000 (2005: £530,000).

Directors

The directors who served throughout the year were:

Samuel Robert James Anderson	alternate to David Neil Morrison
Stephen John Tivadar Balint	
Dominic Paul Keating	alternate to Stephen John Tivadar Balint (resigned 16 February 2006)
Tariq Masood	
David Neil Morrison	

On 16 February 2006 Dominic Paul Keating resigned and Chris Sweatman was appointed as alternate director to Stephen Tivadar Balint.

At 31 March 2006 and throughout the year, no director had any interest in the shares of the Company or other group companies which required notification to the Company under Section 324 and registration by the Company under Section 325 of the Companies Act 1985.

None of the directors were materially interested in any contract of significance in relation to the Company's business.

Statement of disclosure to auditors

In the case of each of the persons who were directors at the time when the report is approved under Section 234A the following applies:

(a) so far as the directors are aware, there is no relevant audit information of which the Company's auditors are unaware, and

(b) the directors have taken all the steps that they ought to have taken as directors in order to make themselves aware of any relevant audit information and to establish that the company's auditors are aware of this information.

Auditors

In accordance with section 385 of he Companies Act 1985 a resolution for the reappointment of PKF (UK) LLP will be proposed at the forthcoming annual general meeting.

By Order of the Board,

T Masood
Director

22 January 2007

Statement of directors' responsibilities

The directors are responsible for preparing the annual report and the financial statements in accordance with applicable law and regulations.

Company law requires the directors to prepare financial statements for each financial year. Under that law the directors have elected to prepare the financial statements in accordance with United Kingdom Generally Accepted Accounting Practice (United Kingdom Accounting Standards and applicable law). The financial statements are required to give a true and fair view of the state of affairs of the Company and of the profit or loss of the Company for that period. In preparing those financial statements the directors are required to:

- select suitable accounting policies and then apply them consistently;
- make judgements and estimates that are reasonable and prudent;
- prepare the financial statements on the going concern basis unless it is inappropriate to presume that the Company will continue in business.

The directors are responsible for keeping proper accounting records that disclose with reasonable accuracy at any time the financial position of the Company and enable them to ensure that the financial statements comply with the Companies Act 1985. They are also responsible for safeguarding the assets of the Company and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

Independent auditors' report
to the members of Carland Cross Limited

We have audited the financial statements of Carland Cross Limited for the year ended 31 March 2006 which comprise the Profit and Loss Account, the Balance Sheet and the related notes. These financial statements have been prepared under the accounting policies set out therein.

This report is made solely to the Company's members, as a body, in accordance with Section 235 of the Companies Act 1985. Our audit work has been undertaken so that we might state to the Company's members those matters we are required to state to them in an auditors' report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company and the Company's members as a body, for our audit work, for this report, or for the opinions we have formed.

Respective responsibilities of directors and auditors

The directors' responsibilities for preparing the annual report and the financial statements in accordance with applicable law and United Kingdom accounting standards ('United Kingdom Generally Accepted Accounting Practices') are set out in the statement of directors' responsibilities.

Our responsibility is to audit the financial statements in accordance with the relevant legal and regulatory requirements and International Standards on Auditing (UK and Ireland).

We report to you our opinion as to whether the financial statements give a true and fair view and are properly prepared in accordance with the Companies Act 1985. We also report to you whether in our opinion the information given in the directors' report is consistent with the financial statements.

In addition we report to you if, in our opinion, the company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors' remuneration and other transactions is not disclosed.

We read the Directors' Report and consider the implications for our report if we become aware of any apparent misstatements within it.

Basis of audit opinion

We conducted our audit in accordance with International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the Company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

Opinion

In our opinion:

- the financial statements give a true and fair view, in accordance with United Kingdom Generally Accepted Accounting Practice, of the state of the Company's affairs as at 31 March 2006 and of its profit for the year then ended;
- the financial statements have been prepared in accordance with the Companies Act 1985; and
- the information given in the directors' report is consistent with the financial statements.

PKF (UK) LLP

PKF (UK) LLP
Registered Auditors
Bristol
United Kingdom

26 January 2007

Profit and loss account
For the year ended 31 March 2006

	Notes	2006	2005
		£'000	£'000
Turnover	2	**1,039.9**	863.0
Operating expenses	3	**(595.9)**	(726.0)
Operating profit		**444.0**	137.0
Interest receivable	5	**22.7**	20.8
Profit on ordinary activities before tax		**466.7**	157.8
Tax on Profit on ordinary activities	6	**(143.1)**	(42.5)
Profit on Ordinary activities after tax	14	**323.6**	115.3

There are no recognised gains and losses other than the results shown above. All amounts relate to continuing operations.

Details of dividends paid are given in note 7.

The accompanying notes are an integral part of these financial statements.

Balance sheet
31 March 2006

	Notes	2006 £'000	2005 £'000
Fixed assets			
Tangible assets	8	**2,206.7**	2,544.7
Current assets			
Stock	9	**10.1**	10.1
Debtors	10	**425.0**	275.5
Cash at bank		**518.0**	359.5
		953.1	645.1
Creditors			
Amounts falling due within one year	11	**(272.1)**	(215.7)
Net current assets		**681.0**	429.4
Total assets less current liabilities		**2,887.7**	2,974.1
Provisions for liabilities and charges—deferred tax	12	**(582.5)**	(662.5)
Net assets		**2,305.2**	2,311.6
Capital and reserves			
Called up share capital	13	**1,443.2**	1,433.2
Profit and loss account	14	**872.0**	878.4
Equity shareholders' funds	15	**2,305.2**	2,311.6

The accompanying notes are an integral part of these financial statements.

The financial statements on pages 4 to 11 were approved and authorised for issue by the Board of Directors on 22 January 2007 and were signed on its behalf by:

T Masood
Director

Notes to the financial statements
For the year ended 31 March 2006

1 Accounting policies

The principal accounting policies are summarised below.

Basis of preparation

The financial statements have been prepared under the historical cost convention and in accordance with the Companies Act 1985 and applicable accounting standards. They have been prepared under United Kingdom Generally Accepted Accounting Practice ("UK GAAP"). Accounting policies have been applied consistently throughout the year and the preceding year except where changes have been made to previous policies on adoption of new accounting standards.

Turnover

Turnover is stated net of value added tax (see Note 2).

Changes in accounting policies

The company has adopted Financial Reporting Standard ("FRS") 21 'Events after balance sheet date', FRS 25 'Financial instruments: disclosure and presentation', and FRS 28 'Corresponding amounts'. The adoption of these standards in the current year represents a change in accounting policies. This change in accounting policies has had no effect on the Company and restatement of comparative figures has not been required.

Leases

Operating lease rentals are charged to the profit and loss account in relation to the total number of units generated (see Note 17).

Tangible fixed assets

Tangible fixed assets are stated at cost, net of depreciation and any provision for impairment.

Depreciation

The charge for depreciation is calculated to write off assets over their estimated useful economic lives taking into account anticipated residual values. The lives of depreciable plant and machinery generation assets are all 20 years.

Stock

Stocks are valued at the lower of cost and net realisable value.

Tax

Current tax is provided at amounts expected to be paid (or recovered) using the tax rates and laws that have been enacted or substantially enacted by the balance sheet date.

Deferred tax is recognised in respect of all timing differences that have originated but not reversed at the balance sheet date where transactions or events that result in an obligation to pay more tax in the future or a right to pay less tax in the future have occurred at the balance sheet date. Timing differences are differences between the Company's taxable profits and its results as stated in the financial statements that arise from the inclusion of gains and losses in tax assessments in years different from those in which they are recognised in the financial statements.

A net deferred tax asset is regarded as recoverable and therefore recognised only when, on the basis of all available evidence, it can be regarded as more likely than not that there will be suitable taxable profits from which the future reversal of the underlying timing differences can be deducted.

Deferred tax is measured at the average tax rates that are expected to apply in the years in which the timing differences are expected to reverse, based on tax rates and laws that have been enacted or substantially enacted by the balance sheet date. Deferred tax assets and liabilities are not discounted.

Cash flow statement

There is no statement of cash flows as the Company is a wholly owned subsidiary of Wind Resources Limited, which is registered in England and Wales and which includes a consolidated cash flow statement in its financial statements. This treatment is permitted by FRS 1 (Revised).

2 Turnover

Turnover represents sales of electricity products to Npower Limited under a power sales agreement. The electricity products comprise sale of energy, levy exemption certificates, triad benefits and renewable obligation certificates. The prices are agreed in advance and stated in the power sales agreement. The Climate Change Levy allows the Company to receive a proportion of the exempting benefit available to Npower Limited as a consequence of wind energy being exempt from the Levy.

From 1 April 2002, the Government introduced the Renewables Obligation. Generation of electricity from wind energy is eligible under the Renewables Obligation. Renewable Obligation certificates are obtained and sold under a power purchase agreement, yielding additional income for the Company.

The Company operates wholly in the United Kingdom.

3 Operating expenses

The directors consider that the nature of the business is such that the analysis of expenses shown below is more informative than that set out in the Companies Act 1985 formats.

	2006	2005
	£'000	£'000
Operating and maintenance costs	**207.1**	318.5
Operating lease rentals—land and buildings	**17.6**	17.5
Administration	**13.6**	13.2
Depreciation	**339.3**	357.7
Rates	**12.7**	13.7
Fees	**4.0**	4.0
Audit fees	**1.6**	1.4
	595.9	726.0

4 Directors and employees

No director received any emoluments from the Company during the year (2005: £nil).

The Company had no employees during the current or the prior year.

5 Interest receivable

	2006	2005
	£'000	£'000
Bank interest receivable	**22.7**	20.8

6 Tax on profit on ordinary activities

a) Analysis of tax charge in the year

	2006 £'000	2005 £'000
Current tax:		
UK corporation tax on profits for the year	**223.1**	129.0
Total current tax (Note 6 (b))	**223.1**	129.0
Deferred tax (Note 12):		
Origination and reversal of timing differences	**(83.0)**	(83.4)
Adjustment in respect of prior years	**3.0**	(3.1)
Total deferred tax	**(80.0)**	(86.5)
Tax on profit on ordinary activities	**143.1**	42.5

b) Factors affecting tax charge for the year

The tax assessed for the year is different to the standard rate of corporation tax in the UK (30%). The differences are explained below:

	2006 £'000	2005 £'000
Profit on ordinary activities before tax	**466.7**	157.8
Profit on ordinary activities multiplied by the standard rate of corporation tax in the UK of 30% (2005: 30%)	**140.1**	47.3
Effects of:		
Capital allowances for the year less than depreciation	**83.0**	83.4
Marginal relief	**—**	(1.7)
Current tax charge for the year (Note 6 (a))	**223.1**	129.0

7 Dividends

	2006 £'000	2005 £'000
Equity shares:		
Interim paid up of 23.03; (2005: 36.98p) per ordinary share	**330.0**	530.0

8 Tangible fixed assets

	Plant and machinery £'000
Cost	
At 1 April 2005	6,785.6
Additions	1.3
At 31 March 2006	6,786.9
Depreciation	
At 1 April 2005	4,240.9
Charge for the year	339.3
At 31 March 2006	4,580.2
Net book value	
At 31 March 2006	**2,206.7**
At 31 March 2005	2,544.7

9 Stocks

	2006	2005
	£'000	£'000
Spare parts	**10.1**	10.1

10 Debtors

	2006	2005
	£'000	£'000
Trade debtors	**37.2**	—
Prepayments and accrued income	**367.8**	255.5
Other debtor	**20.0**	20.0
	425.0	275.5

The £20,000 other debtor relates to a deposit held by a bank in line with planning conditions. It will become repayable at the end of the planning period, which is after more than one year from the balance sheet date.

11 Creditors

	2006	2005
	£'000	£'000
Corporation tax	**102.1**	38.3
Value added tax	**42.4**	30.2
Accruals and deferred income	**127.6**	147.2
	272.1	215.7

12 Provisions for liabilities and charges—deferred tax

	2006	2005
	£'000	£'000
Deferred taxation provided in respect of accelerated capital allowances at 30% (2005: 30%):		
At 1 April	**662.5**	749.0
Adjustment in respect of prior years	**3.0**	(3.1)
Credit for the year	**(83.0)**	(83.4)
At 31 March	**582.5**	662.5

13 Called up share capital

	2006	2005
	£'000	£'000
Authorised:		
1,500,000 ordinary shares of £1 each	**1,500.0**	1,500.0
Allotted, called up and fully paid:		
1,433,155 ordinary shares of £1 each	**1,433.2**	1,433.2

All shares are held by Wind Resources Limited.

14 Profit and loss account

	2006	2005
	£'000	£'000
At 1 April	**878.4**	1,293.1
Profit after tax	**323.6**	115.3
Dividends	**(330.0)**	(530.0)
At 31 March	**872.0**	878.4

15 Reconciliation of movements in equity shareholders' funds

	2006	2005
	£'000	£'000
Profit for the year	**323.6**	115.3
Dividends	**(330.0)**	(530.0)
Net deductions from equity shareholders' funds	**(6.4)**	(414.7)
Opening equity shareholders' funds	**2,311.6**	2,726.3
Closing equity shareholders' funds	**2,305.2**	2,311.6

16 Related party transactions

Disclosure is not required of related party transactions between group companies since the Company meets the exemption criteria of being at least a 90% subsidiary of its parent, Wind Resources Limited.

Western Power Generation Limited, an associate company of Avonbank Investments Limited, which holds 45% of the share capital of Wind Resources Limited, has a contract to provide management services to the Company. During the year the Company was charged £13,600 (2005: £13,200) under this contract, and at 31 March 2006 the Company owed £3,400 to Western Power Generation Limited (2005: £3,300). Payments in future years are linked to movements in the retail price index.

17 Lease commitments

The Company has a lease on the land occupied by the wind turbines that expires in September 2017, under which it has an obligation to pay the landowner, on a half yearly basis, the greater of either £300 per turbine or 2% of income from total units generated as rental.

18 Ultimate parent undertaking

The immediate parent undertaking of Carland Cross Limited is Wind Resources Limited, which is registered in England and Wales, and is the largest group into which the results of the Company are consolidated. Copies of the financial statements of Wind Resources Limited may be obtained from the company's registered office as stated below.

Given that no member owns more than 45% of the issued share capital of Wind Resources Limited, it is therefore considered to be the ultimate parent undertaking.

Carland Cross Limited
Avonbank
Feeder Road
Bristol
BS2 0TB

Telephone: 0117 933 2000
Fax: 0117 933 2001

CARLAND CROSS LIMITED

ANNUAL REPORT AND FINANCIAL STATEMENTS

For the year ended 31 March 2005

Contents

Directors' report
For the year ended 31 March 2005

The directors present their annual report and the audited financial statements of Carland Cross Limited (the 'Company') for the year ended 31 March 2005.

Principal activity and business review

The principal activity of the Company is to operate a windfarm on a site near Mitchell in Cornwall. The windfarm generates electricity using wind turbines, and consists of fifteen Vestas wind turbines.

Capital investment and future developments

The Company will continue to manage and maximise investments in renewable energy generation.

Profit and dividend

The profit for the year before taxation amounted to £157,800 (2004: £1,967,200) and £115,300 (2004: £1,377,100) after taxation. The directors paid a dividend for the year of £530,000 (2004: £380,000).

The profit in 2004 included an impairment reversal. To make the profits in both years comparable, the impact of the impairment reversal in 2004 should be taken into account as detailed in note 4.

Directors

The directors who served throughout the year were:

Samuel Robert James Anderson	alternate to David Neil Morrison
Stephen John Tivadar Balint	
Dominic Paul Keating	alternate to Stephen John Tivadar Balint
Tariq Masood	
David Neil Morrison	

At 31 March 2005 and throughout the year, no director had any interest in the shares of the Company or other group companies which required notification to the Company under Section 324 and registration by the Company under Section 325 of the Companies Act 1985.

None of the directors were materially interested in any contract of significance in relation to the Company's business.

Auditors

On 23 May 2005, PKF transferred their business to PKF (UK) LLP, a limited liability partnership. Under section 26(5) of the Companies Act 1989, the company consented to extend the audit appointment to PKF (UK) LLP from 23 May 2005. Accordingly, the audit report has been signed in the name of PKF (UK) LLP and a resolution for the reappointment of PKF (UK) LLP will be proposed at the forthcoming annual general meeting.

By Order of the Board

T Masood
Director

20 January 2006

Statement of directors' responsibilities

Company law requires the directors to prepare financial statements for each financial year which give a true and fair view of the state of affairs of the Company and of the profit or loss of the Company for that year. In preparing those financial statements the directors are required to:

- select suitable accounting policies and then apply them consistently;
- make judgements and estimates that are reasonable and prudent;
- prepare the financial statements on the going concern basis unless it is inappropriate to presume that the Company will continue in business.

The directors confirm that they have complied with the above requirements in preparing the financial statements.

The directors are responsible for keeping proper accounting records which disclose with reasonable accuracy at any time the financial position of the Company and enable them to ensure that the financial statements comply with the Companies Act 1985. They are also responsible for safeguarding the assets of the Company and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

The directors are responsible for ensuring that the directors' report is prepared in accordance with Company Law in the United Kingdom.

Independent auditors' report
to the members of Carland Cross Limited

We have audited the financial statements of Carland Cross Limited for the year ended 31 March 2005 which comprise the profit and loss account, the balance sheet and the related notes. These financial statements have been prepared under the accounting policies set out therein.

This report is made solely to the Company's members, as a body, in accordance with Section 235 of the Companies Act 1985. Our audit work has been undertaken so that we might state to the Company's members those matters we are required to state to them in an auditors' report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company and the Company's members as a body, for our audit work, for this report, or for the opinions we have formed.

Respective responsibilities of directors and auditors

The directors' responsibilities for preparing the Annual Report and the financial statements in accordance with applicable law and United Kingdom Accounting Standards are set out in the Statement of Directors' Responsibilities.

Our responsibility is to audit the financial statements in accordance with the relevant legal and regulatory requirements and United Kingdom Auditing Standards.

We report to you our opinion as to whether the financial statements give a true and fair view and are properly prepared in accordance with the Companies Act 1985. We also report to you if, in our opinion, the Directors' Report is not consistent with the financial statements, if the Company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors' remuneration and transactions with the Company is not disclosed.

We read the Directors' Report and consider the implications for our report if we become aware of any apparent misstatements within it.

Basis of audit opinion

We conducted our audit in accordance with United Kingdom Auditing Standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the Company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

Opinion

In our opinion the financial statements give a true and fair view of the state of the Company's affairs as at 31 March 2005 and of its profit for the year then ended and have been properly prepared in accordance with the Companies Act 1985.

PKF (UK) LLP

Bristol
United Kingdom

PKF (UK) LLP
Registered Auditors

23 January 2006

Profit and loss account
For the year ended 31 March 2005

	Notes	2005	2004
		£'000	£'000
Turnover	2	**863.0**	892.1
Operating expenses before exceptional item	3	**(726.0)**	(400.3)
Exceptional item—impairment reversal	4	**—**	1,466.5
Operating expenses after exceptional item		**(726.0)**	1,066.2
Operating profit		**137.0**	1,958.3
Interest receivable (net)	6	**20.8**	8.9
Profit on ordinary activities before tax		**157.8**	1,967.2
Tax on profit on ordinary activities	7	**(42.5)**	(590.1)
Profit on ordinary activities after tax		**115.3**	1,377.1
Dividends	8	**(530.0)**	(380.0)
Retained (loss)/profit for the financial year	15, 16	**(414.7)**	997.1

There are no recognised gains and losses other than the results shown above. All amounts relate to continuing operations.

The accompanying notes are an integral part of these financial statements.

Balance sheet
As at 31 March 2005

	Notes	2005 £'000	2004 £'000
Fixed assets			
Tangible assets	9	**2,544.7**	2,905.0
Current assets			
Stock	10	**10.1**	10.1
Debtors	11	**275.5**	392.8
Cash at bank		**359.5**	419.3
Creditors		**645.1**	822.2
Amounts falling due within one year	12	**(215.7)**	(251.9)
Net current assets		**429.4**	570.3
Total assets less current liabilities		**2,974.1**	3,475.3
Provisions for liabilities and charges—deferred tax	13	**(662.5)**	(749.0)
Net assets		**2,311.6**	2,726.3
Capital and reserves			
Called up share capital	14	**1,433.2**	1,433.2
Profit and loss account	15	**878.4**	1,293.1
Equity shareholders' funds	16	**2,311.6**	2,726.3

The accompanying notes are an integral part of these financial statements.

The financial statements on pages 4 to 13 were approved by the Board of Directors on 20 January 2006 and were signed on its behalf by:

T Masood
Director

Notes to the financial statements
For the year ended 31 March 2005

1 Accounting policies

A summary of the principal accounting policies, all of which have been consistently applied, is set out below.

Basis of preparation

The financial statements have been prepared under the historical cost convention and in accordance with applicable accounting standards.

Turnover

Turnover is stated net of value added tax (see Note 2).

Leases

Operating lease rentals are charged to the profit and loss account in relation to the total number of units generated (see Note 18).

Tangible fixed assets

Tangible fixed assets are stated at cost, net of depreciation and any provision for impairment.

Depreciation

The charge for depreciation is calculated to write off assets over their estimated useful economic lives taking into account anticipated residual values. The lives of depreciable plant and machinery generation assets are all 20 years.

Stock

Stocks are valued at the lower of cost and net realisable value.

Taxation

Current tax is provided at amounts expected to be paid (or recovered) using the tax rates and laws that have been enacted or substantially enacted by the balance sheet date.

Deferred tax is recognised in respect of all timing differences that have originated but not reversed at the balance sheet date where transactions or events that result in an obligation to pay more tax in the future or a right to pay less tax in the future have occurred at the balance sheet date. Timing differences are differences between the Company's taxable profits and its results as stated in the financial statements that arise from the inclusion of gains and losses in tax assessments in years different from those in which they are recognised in the financial statements.

A net deferred tax asset is regarded as recoverable and therefore recognised only when, on the basis of all available evidence, it can be regarded as more likely than not that there will be suitable taxable profits from which the future reversal of the underlying timing differences can be deducted.

Deferred tax is measured at the average tax rates that are expected to apply in the years in which the timing differences are expected to reverse, based on tax rates and laws that have been enacted or substantially enacted by the balance sheet date.

Cash flow statement

The Company is exempt from the requirement to prepare a cash flow statement under Financial Reporting Standard 1 (revised) on the basis that it is a wholly owned subsidiary of Wind Resources Limited which is registered in England and Wales and includes a consolidated cash flow statement in its consolidated financial statements.

2 Turnover

Turnover represents sales of electricity products to London Electricity Group plc under a power sales agreement. The electricity products comprise sale of energy, levy exemption certificates, triad benefits and renewable obligation certificates. The prices are agreed in advance and stated in the power sales agreement. The Climate Change Levy allows the Company to receive a proportion of the exempting benefit available to London Electricity Group plc as a consequence of wind energy being exempt from the Levy.

From 1 April 2002, the Government introduced the Renewables Obligation. Generation of electricity from wind energy is eligible under the Renewables Obligation. Renewable Obligation certificates are obtained and sold under a power purchase agreement, yielding additional income for the Company.

The Company operates wholly in the United Kingdom.

3 Operating expenses

The directors consider that the nature of the business is such that the analysis of expenses shown below is more informative than that set out in the Companies Act 1985 formats.

	2005	2004
	£'000	£'000
Operating and maintenance costs	**318.5**	189.0
Operating lease rentals—land and buildings	**17.5**	19.7
Administration	**13.2**	12.9
Depreciation	**357.7**	161.5
Rates	**13.7**	15.0
Fees	**4.0**	1.1
Audit fees	**1.4**	1.1
	726.0	400.3

4 Exceptional item—impairment reversal

In 1998 and 1999 impairment reviews, which followed the provisions of Financial Reporting Standard 11 "Impairment of fixed assets and goodwill", were carried out on the windfarm. The result of the impairment reviews was to account for an additional £2,454,200 of depreciation in order to reduce the net book value of the windfarm assets to their then estimated recoverable amounts.

Following the introduction of the Renewables Obligation on 1 April 2002 a further impairment review was carried out in 2004 which resulted in the revaluation of the windfarm assets to their original depreciated value. The total depreciation charged on the windfarm assets was reduced by £1,466,500.

A provision for deferred tax was made on the impairment reversal. The provision was based on the current tax rate of 30%, increasing the total deferred tax provision by £439,950.

In estimating the recoverable amount of the windfarm assets a forecast period of 9 years was used. Future output was assumed to be in line with historical trends, with sales being based on predicted power prices. General inflation was assumed to be 2.5% per annum. A discount rate of 10% was used.

5 Directors and employees

No director received any emoluments from the Company during the year (2004: £nil).

The Company had no employees during the current or the prior year.

6 Interest receivable (net)

	2005	2004
	£'000	£'000
Bank interest receivable	**20.8**	9.5
Bank interest payable	**—**	(0.5)
Interest payable on corporation tax underpayment	**—**	(0.1)
Interest receivable (net)	**20.8**	8.9

7 Tax on profit on ordinary activities

a) Analysis of tax charge in the year

	2005	2004
	£'000	£'000
Current tax:		
UK corporation tax on profits for the year	**129.0**	167.7
Adjustment in respect of prior years	**—**	1.7
Total current tax (Note 7 (b))	**129.0**	169.4
Deferred tax (Note 13):		
Origination and reversal of timing differences	**(83.4)**	(17.5)
Exceptional item—impairment reversal	**—**	440.0
Adjustment in respect of prior years	**(3.1)**	(1.8)
Total deferred tax	**(86.5)**	420.7
Tax on profit on ordinary activities	**42.5**	590.1

b) Factors affecting tax charge for the year

The tax assessed for the year is different to the standard rate of corporation tax in the UK (30%). The differences are explained below:

	2005	2004
	£'000	£'000
Profit on ordinary activities before tax	**157.8**	1,967.2
Profit on ordinary activities multiplied by the standard rate of corporation tax in the UK of 30% (2004: 30%)	**47.3**	590.2
Effects of:		
Capital allowances for the year less than depreciation	**83.4**	17.5
Exceptional item—impairment reversal	**—**	(440.0)
Adjustment in respect of prior years	**—**	1.7
Marginal relief	**(1.7)**	—
Current tax charge for the year (Note 7 (a))	**129.0**	169.4

8 Dividends

	2005	2004
	£'000	£'000
Equity shares:		
Interim paid of 36.98p (2004: 26.51p) per ordinary share	**530.0**	380.0

9 Tangible fixed assets

	Plant and machinery £'000
Cost	
At 1 April 2004	6,788.2
Disposals	(2.6)
At 31 March 2005	6,785.6
Depreciation	
At 1 April 2004	3,883.2
Charge for the year	357.7
At 31 March 2005	4,240.9
Net book value	
At 31 March 2005	2,544.7
At 31 March 2004	2,905.0

10 Stocks

	2005 £'000	2004 £'000
Spare parts	**10.1**	10.1

11 Debtors

	2005 £'000	2004 £'000
Trade debtors	**—**	35.3
Amounts owned by group undertakings	**—**	4.7
Prepayments and accrued income	**255.5**	332.8
Other debtor	**20.0**	20.0
	275.5	392.8

The £20,000 other debtor relates to a deposit held by a bank in line with planning conditions. It will become repayable at the end of the planning period, which is after more than one year from the balance sheet date.

12 Creditors

	2005 £'000	2004 £'000
Corporation tax	**38.3**	91.1
Value added tax	**30.2**	29.1
Accruals and deferred income	**147.2**	131.7
	215.7	251.9

13 Provisions for liabilities and charges—deferred tax

	2005 £'000	2004 £'000
Deferred taxation provided in respect of accelerated capital allowances at 30% (2004: 30%):		
At 1 April	**749.0**	328.3
Adjustment in respect of prior years	**(3.1)**	(1.8)
Credit for the year	**(83.4)**	(17.5)
Exceptional item—impairment reversal	**—**	440.0
At 31 March	**662.5**	749.0

14 Called up share capital

	2005	2004
	£'000	£'000
Authorised		
1,500,000 ordinary shares of £1 each	**1,500.0**	1,500.0
Allotted, called up and fully paid:		
1,433,155 ordinary shares of £1 each	**1,433.2**	1,433.2

All shares are held by Wind Resources Limited.

15 Profit and loss account

	2005	2004
	£'000	£'000
At 1 April	**1,293.1**	296.0
Retained (loss)/profit for the financial year	**(414.7)**	997.1
At 31 March	**878.4**	1,293.1

16 Reconciliation of movements in equity shareholders' funds

	2005	2004
	£'000	£'000
Profit for the financial year	**115.3**	1,377.1
Dividends	**(530.0)**	(380.0)
Net (deductions) from/addition to equity shareholders' funds	**(414.7)**	997.1
Opening equity shareholders' funds	**2,726.3**	1,729.2
Closing equity shareholders' funds	**2311.6**	2,726.3

17 Related party transactions

Disclosure is not required of related parry transactions between group companies since the Company meets the exemption criteria of being at least a 90% subsidiary of its parent, Wind Resources Limited.

Renewable Energy Systems Limited, an associate company of RES-Gen Limited, which owns 10% of Wind Resources Limited (the parent company), was the turnkey contractor for the construction of the windfarm, and held an operating and maintenance contract with the Company until March 2004. During the year the cost under this contract was £nil (2004: £66,378) and at 31 March 2005 the Company owed £nil to Renewable Energy Systems Limited (2004: £3,388).

Western Power Generation Limited, an associate company of Avonbank Investments Limited, which holds 45% of the share capital of Wind Resources Limited, has a contract to provide management services to the Company. During the year the Company was charged £13,200 (2004: £12,876) under this contract, and at 31 March 2005 the Company owed £3,300 to Western Power Generation Limited (2004: £3,219). Payments in future years are linked to movements in the retail price index.

18 Lease commitments

The Company has a lease on the land occupied by the wind turbines that expires in September 2017, under which it has an obligation to pay the landowner, on a half yearly basis, the greater of either £300 per turbine or 2% of income from total units generated as rental.

19 Ultimate parent undertaking

The immediate parent undertaking of Carland Cross Limited is Wind Resources Limited, which is registered in England and Wales, and is the largest group into which the results of the Company are consolidated. Copies of the financial statements of Wind Resources Limited may be obtained from the company's registered office as stated below.

Given that no member owns more than 45% of the issued share capital of Wind Resources Limited, it is therefore considered to be the ultimate parent undertaking.

Carland Cross Limited
Avonbank
Feeder Road
Bristol
BS2 0TB

Telephone: 0117 933 2000
Fax: 0117 933 2001

CeltPower Ltd

DIRECTORS' REPORT AND ACCOUNTS

For the year ended 31 December 2006

CELTPOWER LIMITED

Directors' Report and Accounts
for the year ended 31 December 2006

Contents

CELTPOWER LIMITED
for year ended 31 December 2006

Report of the Directors

The directors present their report and audited Accounts for the year ended 31 December 2006.

Activities and review

The principal activity of Celtpower Limited "the company" is the operation of wind powered electricity generation. During the year the company continued to operate wind farm sites in Wales and this activity will continue for the foreseeable future.

Directors and their interests

The directors who held office during the year were as follows:

Keith Anderson
Simon Christian
David Morrison
Kunihiko Okuma
Minoru Saito
Motoyasu Sakamoto

Minoru Saito resigned as a director on 6th February 2007 and was replaced by Malcolm Garrity on the same day.

None of the directors who held office at the end of the financial year had any disclosable interest in the shares of the company.

Key factors affecting the business

The key factors affecting the business include weather conditions and generation resource availability.

Operational financial performance

Operating profit increased by £922,000 to £3,133,000, principally due to a combination of an increase in generated output and an improved pricing structure.

During the year £431,000 of costs were incurred in the development of a new wind farm. These costs have been capitalised and included on the balance sheet.

Both the level of business and the year end financial position were satisfactory and the directors expect that the present level of activity will be sustained for the foreseeable future.

Results and dividend

The profit for the year amounted to £2,273,000 (2005: £1,553,000). The aggregate dividends paid during the year amounted to £1,000,000 (2005: £2,000,000).

Financing review

Capital Structure

The company is equity funded. The equity of the company is held jointly by ScottishPower Generation Limited and Eurus Energy UK Limited.

Funding

At the end of the year the company had short term bank deposits of £3,553,000 (2005: £2,044,000).

Liquidity

The directors confirm that the company remains a going concern on the basis of its future cash flow forecasts and has sufficient working capital for present requirements.

Statement of directors' responsibilities

The directors are responsible for preparing the Directors' Report and the financial statements in accordance with applicable law and regulations.

Company law requires the directors to prepare financial statements for each financial year. Under that law the directors have elected to prepare the financial statements in accordance with UK Accounting Standards and applicable law (UK Generally Accepted Accounting Practice).

The financial statements are required by law to give a true and fair view of the state of affairs of the company and of the profit or loss of the company for that period.

In preparing these financial statements, the directors are required to: select suitable accounting policies and then apply them consistently; make judgments and estimates that are reasonable and prudent; state whether applicable UK Accounting Standards have been followed, subject to any material departures disclosed and explained in the financial statements, and prepare the financial statements on the going concern basis unless it is inappropriate to presume that the company will continue in business.

The directors are responsible for keeping proper accounting records that disclose with reasonable accuracy at any time the financial position of the company and enable them to ensure that its financial statements comply with the Companies Act 1985. They have general responsibility for taking such steps as are reasonably open to them to safeguard the assets of the company and to prevent and detect fraud and other irregularities.

Charitable contributions

During the year the company made charitable contributions totalling £3,088 (2005: £11,555).

Disclosure of information to auditors

The directors who held office at the date of approval of this directors' report confirm that, so far as they are each aware, there is no relevant audit information of which the Company's auditors are unaware; and each director has taken all the steps that he ought to have taken as a director to make himself aware of any relevant audit information and to establish that the Company's auditors are aware of that information.

Auditors

The directors of the Company will re-appoint KPMG LLP as auditors of the company at the board meeting approving the Accounts for the year ended 31 December 2006.

On behalf of the Board

Simon Christian
Director

13 June 2007

3 Prenton Way
Prenton
CH43 3ET

Accounting Policies

Basis of accounting

The Accounts have been prepared under the historical cost convention and in accordance with applicable accounting standards in the UK and comply with the requirements of the Companies Act 1985.

Turnover

Turnover, which excludes Value Added Tax and trade discounts, represents the invoiced value of electricity generated, Renewable Obligation Certificates, Levy Exemption Certificates and accrued income. Accrued income represents the sales value of energy which is yet to be invoiced and is based on the value of units supplied. Units are determined by energy volumes recorded on the wind farm meters and industry-wide trading and settlement systems.

Interest

Interest payable and receivable is reflected in the profit and loss account as it arises.

Taxation

In accordance with Financial Reporting Standard ("FRS") 19 'Deferred tax', full provision is made for deferred tax on a non discounted basis.

Operating leases

Rentals payable under operating leases are charged to the profit and loss account as incurred.

Tangible fixed assets

Tangible fixed assets are stated at cost and include all costs which are directly attributable to the construction of fixed assets.

Depreciation is calculated in order to write off the cost of tangible fixed assets, less their estimated residual value, on a straight-line basis over the expected useful economic lives of the assets concerned. Assets in the course of construction are not depreciated.

The annual rate used for plant and machinery is as follows:

From acquisition to 31 December 1998	13.3% per annum
Thereafter	6.6% per annum

The carrying values of tangible fixed assets are reviewed for impairment in periods if events or changes in circumstances indicate the carrying value may not be recoverable. Impairment losses are recognised in the year in which they are identified.

CELTPOWER LIMITED

Profit and Loss Account
for the year ended 31 December 2006

	Notes	Year ended 31 December 2006	Year ended 31 December 2005
		£000	£000
Turnover		**5,606**	4,066
Operating expenses		**(2,473)**	(1,855)
Operating profit	1	**3,133**	2,211
Interest payable		**(113)**	(30)
Interest receivable		**120**	115
Profit on ordinary activities before taxation		**3,140**	2,296
Tax on profit on ordinary activities	4	**(867)**	(743)
Retained profit for the financial year		**2,273**	1,553

The above results relate to continuing operations.

A statement of total recognised gains and losses and a reconciliation of historical cost profits and losses are not shown as all gains and losses for both years are recognised in the profit and loss account under the historical cost convention.

The Accounting Policies on page 4, together with the Notes on pages 8 to 12, form part of these Accounts.

CELTPOWER LIMITED

Cash Flow Statement
for the year ended 31 December 2006

	Notes	Year ended 31 December 2006	Year ended 31 December 2005
		£000	£000
Cash inflow from operating activities	5	**3,666**	3,050
Returns on investments and servicing of finance	6	**7**	85
Taxation		**(733)**	(1,054)
Capital expenditure—purchase of fixed assets		**(431)**	—
Equity dividends paid		**(1,000)**	(2,000)
Increase in cash in year	7	**1,509**	81

Reconciliation of Net Cash Flow to Movement in Net Funds
for the year ended 31 December 2006

	Note	31 December 2006	31 December 2005
		£000	£000
Increase in cash in year		**1,509**	81
Movement in net funds in year		**1,509**	81
Net funds at end of previous year		**2,044**	1,963
Net funds at end of year	7	**3,553**	2,044

CELTPOWER LIMITED

Balance Sheet
As at 31 December 2006

	Notes	31 December 2006 £000	31 December 2005 £000
Fixed assets			
Tangible assets	8	**3,499**	3,508
Current assets			
Debtors	9	**3,560**	2,796
Cash at bank and in hand		**3,553**	2,044
		7,113	4,840
Creditors: amounts falling due within on year	10	**(2,644)**	(1,585)
Net current assets		**4,469**	3,255
Total assets less current liabilities		**7,968**	6,763
Provisions for liabilities and charges			
—Deferred tax	11	**(673)**	(741)
Net assets		**7,295**	6,022
Called up share capital	12	**1**	1
Profit and loss account	13	**7,294**	6,021
Equity shareholders's funds	14	**7,295**	6,022

The Accounting Policies on page 4, together with the Notes on pages 8 to 12, form part of these Accounts.

Approved by the Board on 13 June 2007 and signed on its behalf by:

Simon Christian
Director

CELTPOWER LIMITED

Notes to the Accounts
for the year ended 31 December 2006

1 Operating profit

Operating profit is stated after charging:

		Year ended 31 December 2006 £000	Year ended 31 December 2005 £000
Depreciation on tangible fixed assets		440	440
Auditors; remuneration	—Audit	7	6
	—Other services	12	3
Management service charge		400	—
Land rentals—operating leases		650	528

2 Employee information

The company has no employees (2005: Nil). The company uses the services of another company to operate and maintain the windfarms for which a charge is made and is included in operating expenses.

3 Directors' emoluments

The directors received no remuneration from the company in the year (2005: Nil).

4 Tax on profit on ordinary activities

	Note	Year ended 31 December 2006 £000	Year ended 31 December 2005 £000
Current tax:			
UK corporation tax on the profits of the year		1,010	771
Adjustment in respect of prior periods		(75)	—
Total corporation tax		935	771
Deferred tax:			
Origination and reversal of timing differences			
—Current year		(68)	(81)
—Prior year		—	53
Total deferred tax	11	(68)	(28)
Tax on profit on ordinary activities		867	743

The current tax charge for the year varied from the standard rate of corporation tax as follows.

	Year ended 31 December 2006 £000	Year ended 31 December 2005 £000
Profit on ordinary activities before tax	3,140	2,296
Profit on ordinary activities multiplied by standard rate of corporation tax in the UK of 30% (2005: 30%)	942	689
Effects of:		
Depreciation on ineligible items	—	1
Deferred tax—current year	68	81
Prior period adjustments	(75)	—
Current charge for year	935	771

5 Reconciliation of operating profit to cash inflow from operating activities

	Year ended 31 December 2006	Year ended 31 December 2005
	£000	£000
Operating profit	3,133	2,211
Depreciation charge	440	440
Increase in debtors	(764)	(59)
Increase in creditors	857	458
Cash inflow from operating activities	3,666	3,050

6 Analysis of cash flows in respect of returns and servicing of finance

	Year ended 31 December 2006	Year ended 31 December 2005
	£000	£000
Returns on investments and servicing of finance		
Interest paid	(113)	(30)
Interest received	120	115
Cash inflow from returns on investments and servicing of finance	7	85

7 Analysis of net funds

	At 1 January 2006	Cash flow	At 31 December 2006
	£000	£000	£000
Cash at bank	2,044	1,509	3,553

8 Fixed assets

Tangible assets	Offshore Project	Plant and Machinery	Total
	£000	£000	£000
Cost:			
At 1 January 2006	1.250	32,481	33,731
Additions	431	—	431
At 31 December 2006	1,681	32,481	34,162
Depreciation:			
At 1 January 2006	1,250	28,973	30,223
Charge for the year	—	440	440
At 31 December 2006	1,250	29,413	30,663
Net book value:			
At 31 December 2006	431	3,068	3,499
At 31 December 2005	—	3,508	3,508

(a) Included within the cost of tangible fixed assets above are assets in the course of construction of £431,000 (2005: nil).

(b) During the year, tangible fixed assets previously presented separately as 'Wind farm extension' were amalgamated within Plant and machinery1. At 31st December 2005, the cost of these assets was £156,000 and the accumulated depreciation was £156,000

9 Debtors

	2006	2005
	£000	£000
Amounts falling due within one year:		
Trade debtors	**1,523**	1,013
Prepayments and accrued income	**1,845**	1,369
Other debtors	**192**	414
	3,560	2,796

10 Creditors

	2006	2005
	£000	£000
Amounts falling due within one year:		
Trade debtors	**24**	1
Corporation tax	**442**	240
Other taxes and social security	**260**	321
Accruals	**1,918**	1,023
	2,644	1,585

11 Provisions for liabilities and charges—deferred tax

Deferred taxation provided in the Accounts is as follows:

	2006	2005
	£000	£000
Accelerated capital allowances	**673**	741
At 1 January	**741**	769
Deferred tax credited in profit and loss account (note 4)	**(68)**	(28)
At 31 December	**673**	741

12 Share capital

	2006	2005
	£000	£000
Authorised:		
1,000 (2005:1,000) ordinary shares of £1 each	**1**	1
Allotted, called up and fully paid:		
1,000 (2005: 1,000)ordinary shares of £1 each	**1**	1

13 Profit and loss account

	2006	2005
	£000	£000
At 1 January	**6,021**	6,468
Profits for the financial year	**2,273**	1,553
Dividends	**(1,000)**	(2,000)
At 31 December	**7,294**	6,021

14 Reconciliation of movements in shareholders' funds

	2006	2005
	£000	£000
Opening shareholders funds	**6,022**	6,469
Profits for the financial year	**2,273**	1,553
Dividends	**(1,000)**	(2,000)
Closing shareholders' funds	**7,295**	6,022

15 Financial commitments

At 31 December 2006 the company had annual commitments under non-cancellable operating leases for ground rent payable. The operating lease payments are dependent on the company's turnover.

16 Related party transactions

During the year to 31 December 2006, CeltPower Limited sold electricity, Renewable Obligation Certificates and Levy Exemption Certificates to ScottishPower Energy Retail Limited (a subsidiary of the ScottishPower Group) amounting to £5,606,000 (2005: £4,066,000). At 31 December 2006 ScottishPower Energy Retail Limited owed CeltPower Limited £1,464,000 (2004: £957,000) in respect of these services.

During the year to 31 December 2006, CeltPower Limited paid management charges of £200,000 to ScottishPower Generation Limited and £200,000 to Eurus Energy UK Limited.

All transactions undertaken between related parties were provided in the ordinary course of business and at arms length.

17 Ownership

The company is jointly owned and controlled by ScottishPower Generation Limited, a subsidiary of Scottish Power pic, incorporated and registered in Scotland and Eurus Energy UK Limited, a subsidiary of Eurus Energy Holdings Corporation which is incorporated and registered in Japan. Eurus Energy Holdings Corporation is owned jointly by Tokyo Electric Power Company and Toyota Tsusho Corporation. Eurus Energy Europe B.V. transfered its interest in the company to Eurus Energy UK Limited on the 29th December 2006.

KPMG LLP

191 West George Street
Glasgow
G2 2LJ
United Kingdom

Independent auditors' report to the members of Celtpower Limited

We have audited the financial statements of Celtpower Limited for the year ended 31 December 2006 which comprise the Profit and Loss Account, the Balance Sheet, the Cash Flow Statement, and the related notes. These financial statements have been prepared under the accounting policies set out therein.

This report is made solely to the company's members, as a body, in accordance with section 235 of the Companies Act 1985. Our audit work has been undertaken so that we might state to the company's members those matters we are required to state to them in an auditor's report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company and the company's members as a body, for our audit work, for this report, or for the opinions we have formed.

Respective responsibilities of directors and auditors

The directors' responsibilities for preparing the financial statements in accordance with applicable law and UK Accounting Standards (UK Generally Accepted Accounting Practice) are set out in the Statement of Directors' Responsibilities on page 2.

Our responsibility is to audit the financial statements in accordance with relevant legal and regulatory requirements and International Standards on Auditing (UK and Ireland).

We report to you our opinion as to whether the financial statements give a true and fair view and are properly prepared in accordance with the Companies Act 1985. We also report to you whether in our opinion the information given in the Directors' Report is consistent with the financial statements.

In addition we report to you if, in our opinion, the company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors' remuneration and other transactions is not disclosed.

We read the Directors' Report and consider the implications for our report if we become aware of any apparent misstatements within it.

Basis of audit opinion

We conducted our audit in accordance with International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgments made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

Opinion

In our opinion:

- the financial statements give a true and fair view, in accordance with UK Generally Accepted Accounting Practice, of the state of the company's affairs as at 31 December 2006 and of its profit for the year then ended;
- the financial statements have been properly prepared in accordance with the Companies Act 1985; and
- the information given in the Directors' Report is consistent with the financial statements.



KPMG LLP
Chartered Accountants
Registered Auditor

27 June 2007

CeltPower Ltd

DIRECTORS' REPORT AND ACCOUNTS

For the year ended 31 December 2005

CELTPOWER LIMITED

Directors' Report and Accounts
for the year ended 31 December 2005

Contents

CELTPOWER LIMITED
for year ended 31 December 2005

Report of the Directors

The directors present their report and audited Accounts for the year ended 31 December 2005.

Results and dividend

The profit for the year amounted to £1,553,000 (2004: £2,033,000). The directors recommended and paid a dividend of £2,000,000 during the year (2004: £2,000,000). The retained profit for the year of £1,553,000 (2004: £2,033,000) has been transferred to reserves.

Activities and review

The principal activity of the company is wind powered electricity generation.

Both the level of operations and the financial position at the year end were satisfactory. The directors expect to continue the present profitable operations.

Directors and their interests

The directors who held office during the year were as follows:

Keith Anderson	(appointed 23 December 2005)
Alan Bryce	(resigned 2 May 2005)
Simon Christian	
John Heasley	(resigned 23 December 2005)
John Matthew	(resigned 30 September 2005)
David Morrison	(appointed 2 May 2005)
Kunihiko Okuma	(appointed 30 September 2005)
Minoru Saito	
Motoyasu Sakamoto	

None of the directors who held office at the end of the financial year had any disclosable interest in the shares of the company.

Statement of directors' responsibilities

The directors are responsible for preparing the Directors' Report and the financial statements in accordance with applicable law and regulations.

Company law requires the directors to prepare financial statements for each financial year. Under that law the directors have elected to prepare the financial statements in accordance with UK Accounting Standards.

The financial statements are required by law to give a true and fair view of the state of affairs of the company and of the profit or loss of the company for that period.

In preparing these financial statements, the directors are required to:

select suitable accounting policies and then apply them consistently;

make judgments and estimates that are reasonable and prudent;

state whether applicable UK Accounting Standards have been followed, subject to any material departures disclosed and explained in the financial statements, and

prepare the financial statements on the going concern basis unless it is inappropriate to presume that the company will continue in business.

The directors are responsible for keeping proper accounting records that disclose with reasonable accuracy at any time the financial position of the company and enable them to ensure that its financial statements comply with the Companies Act 1985. They have general responsibility for taking such steps as are reasonably open to them to safeguard the assets of the company and to prevent and detect fraud and other irregularities.

Under applicable law the directors are also responsible for preparing a Directors' Report that complies with that law.

Charitable contributions

During the year the following donations were made:

Llidiartywaen Centre Committee	£1,000.00
Severn Valley Trotting Races	£ 250.00
Llandinam Community Primary School	£ 400.00
Newtown Rugby Club	£ 450.00
Montgomery Family Crisis Centre	£ 800.00
Town Tigers	£ 450.00
Newtown Football Club	£ 587.50
Andrew Davies	£ 200.00
Llandinam Village Hall	£1,000.00
Dance Trance	£ 300.00
Penygloddfa Primary School	£ 300.00
Caersws Football Club	£ 300.00
Dolfor Community Hall	£3,000.00
Kerry Eisteddfod Community Council	£ 400.00
Wales Air Ambulance	£2,000.00
M Williams	£ 117.50

Auditors

A resolution for the re-appointment of KPMG LLP as auditors of the company will be proposed at the Annual General Meeting.

By order of the Board

3 Prenton Way
Prenton
CH43 3ET

Rhona Gregg
Secretary
7 September 2006

CELTPOWER LIMITED
for the year ended 31 December 2005

Accounting Policies

Basis of accounting

The Accounts have been prepared under the historical cost convention and in accordance with applicable accounting standards in the UK and comply with the requirements of the Companies Act 1985.

Turnover

Turnover, which excludes Value Added Tax and trade discounts, represents the invoiced value of electricity generated.

Tangible fixed assets

The cost of tangible fixed assets comprises construction costs, together with any incidental costs of construction.

Depreciation is calculated in order to write off the cost of tangible fixed assets, less their estimated residual value, on a straight-line basis over the expected useful economic lives of the assets concerned. Assets in the course of construction are not depreciated.

The annual rate used for plant and machinery is as follows:

From acquisition to 31 December 1998	13.3% per annum
Thereafter	6.6% per annum

The carrying values of tangible fixed assets are reviewed for impairment in periods if events or changes in circumstances indicate the carrying value may not be recoverable. Impairment losses are recognised in the period in which they are identified.

Operating leases

All leases are regarded as operating leases and the total payments are charged to the profit and loss account as incurred.

Interest

Interest receivable is reflected in the profit and loss account as it arises.

Taxation

In accordance with Financial Reporting Standard 19 ("FRS") 'Deferred tax', full provision is made for deferred tax on a non discounted basis.

CELTPOWER LIMITED

Profit and Loss Account
for the year ended 31 December 2005

	Notes	Year ended 31 December 2005	Year ended 31 December 2004
		£000	£000
Turnover	1	**4,066**	4,283
Operating expenses		**(1,855)**	(1,475)
Operating Profit		**2,211**	2,808
Interest payable		**(30)**	—
Interest receivable		**115**	89
Profit on ordinary activities before taxation	2	**2,296**	2,897
Tax on profit on ordinary activities	5	**(743)**	(864)
Retained profit for the financial year		**1,553**	2,033

The above results relate to continuing operations.

A statement of total recognised gains and losses and a reconciliation of historical cost profits and losses are not shown as all gains and losses for both years are recognised in the profit and loss account under the historical cost convention.

The Accounting Policies on page 5, together with the Notes on pages 9 to 13, form part of these Accounts.

CELTPOWER LIMITED

Cash Flow Statement
for the year ended 31 December 2005

	Notes	Year ended 31 December 2005	Year ended 31 December 2004
		£000	£000
Cash inflow from operating activities	6	**3,050**	3,120
Returns on investments and servicing of finance	7	**85**	89
Taxation		**(1,054)**	(1,135)
Capital expenditure—purchase of fixed assets		**—**	(464)
Equity dividends paid		**(2,000)**	(2,000)
Increase/(decrease) in cash in year	8	**81**	(390)

Reconciliation of Net Cash Flow to Movement in Net Funds
for the year ended 31 December 2005

	Note	31 December 2005	31 December 2004
		£000	£000
Increase/(decrease) in cash in year		**81**	(390)
Movement in net funds in year		**81**	(390)
Net funds at end of previous year		**1,963**	2,353
Net funds at end of year	8	**2,044**	1,963

CELTPOWER LIMITED

Balance Sheet
As at 31 December 2005

	Notes	31 December 2005	31 December 2004
		£000	£000
Fixed assets			
Tangible assets	9	**3,508**	3,948
Current assets			
Debtors	10	**2,796**	2,737
Cash at bank and in hand		**2,044**	1,963
		4,840	4,700
Creditors: amounts falling due within one year	11	**(1,585)**	(1,410)
Net current assets		**3,255**	3,290
Total assets less current liabilities		**6,763**	7,238
Provisions for liabilities and charges			
—Deferred tax	12	**(741)**	(769)
Net assets		**6,022**	6,469
Called up share capital	13	**1**	1
Profit and loss account	14	**6,021**	6,468
Equity shareholders' funds	15	**6,022**	6,469

The Accounting Policies on page 5, together with the Notes on pages 9 to 13, form part of these Accounts.

Approved by the Board on 7 September 2006 and signed on its behalf by:

Simon Christian
Director

Minoru Saito
Director

CELTPOWER LIMITED

Notes to the Accounts for the year ended 31 December 2005

1 Turnover

Turnover, which excludes Value Added Tax, consists entirely of sales made in the United Kingdom from the company's principal activity and represents the value of electricity generated.

2 Profit on ordinary activities before taxation

Profit on ordinary activities before taxation is stated after charging:

		Year ended 31 December 2005	Year ended 31 December 2004
		£000	£000
Depreciation on tangible fixed assets		440	430
Repairs and maintenance		224	172
Auditors' remuneration	—Audit	6	8
	—Other services	3	4
Land rentals—operating leases		528	201

3 Staff numbers and costs

The company has no employees (2004: Nil). The company uses the services of another company to operate and maintain the windfarms for which a charge is made and is included in operating expenses.

4 Directors' emoluments

The directors received no remuneration from the company in the year (2004: Nil).

5 Tax on profit on ordinary activities

	Note	Year ended 31 December 2005	Year ended 31 December 2004
		£000	£000
Current tax:			
UK corporation tax on the profits of the year		771	940
Deferred tax:			
Origination and reversal of timing differences			
—Current year		(81)	(69)
—Prior year		53	(7)
Total deferred tax	12	(28)	(76)
Tax on profit on ordinary activities		743	864

The current tax charge for the year varied from the standard rate of corporation tax as follows.

	Year ended 31 December 2005	Year ended 31 December 2004
	£000	£000
Profit on ordinary activities before tax	2,296	2,897
Profit on ordinary activities multiplied by standard rate of corporation tax in the UK of 30% (2004: 30%)	689	869
Effects of:		
Depreciation on ineligible items	1	—
Deferred tax—current year	81	69
Other items	—	2
Current charge for year	771	940

6 Reconciliation of operating profit to cash inflow from operating activities

	Year ended 31 December 2005	Year ended 31 December 2004
	£000	£000
Operating profit	2,211	2,808
Depreciation charge	440	430
Increase in debtors	(59)	(411)
Increase in creditors	458	293
Cash inflow from operating activities	**3,050**	3,120

7 Analysis of cash flows

	Year ended 31 December 2005	Year ended 31 December 2004
	£000	£000
Returns on investments and servicing of finance		
Interest paid	(30)	—
Interest received	115	89
Cash inflow from returns on investments and servicing of finance	**85**	89

8 Analysis of net funds

	At 1 January 2005	Cash flow	At 31 December 2005
	£000	£000	£000
Cash at bank	1,963	81	**2,044**

9 Fixed assets

Tangible assets	Offshore project	Windfarm extension	Plant and machinery	Total
	£000	£000	£000	£000
Cost:				
At 1 January and 31 December 2005	**1,250**	**156**	**32,325**	**33,731**
Depreciation:				
At 1 January 2005	1,250	156	28,377	29,783
Charge for the year	—	—	440	440
At 31 December 2005	**1,250**	**156**	**28,817**	**30,223**
Net book value:				
At 31 December 2005	**—**	**—**	**3,508**	**3,508**
At 31 December 2004	—	—	3,948	3,948

Assets in the course of construction of £Nil (2004: £Nil) comprised the offshore project which was fully impaired in 2003.

10 Debtors

	2005	2004
	£000	£000
Amounts falling due within one year:		
Trade debtors	**1,013**	926
Prepayments and accrued income	**1,369**	1,274
Other debtors	**414**	537
	2,796	2,737

11 Creditors

	2005	2004
	£000	£000
Amounts falling due within one year:		
Trade creditors	**1**	—
Corporation tax	**240**	523
Value added tax	**321**	274
Accrued expenses	**1,023**	613
	1,585	1,410

12 Provisions for liabilities and charges—deferred tax

Deferred taxation provided in the Accounts is as follows:

	2005	2004
	£000	£000
Accelerated capital allowances	**741**	769
At 1 January	**769**	845
Deferred tax credited in profit and loss account (note 5)	**(28)**	(76)
At 31 December	**741**	769

13 Share capital

	2005	2004
	£000	£000
Authorised:		
1,000 (2004: 1,000) ordinary shares of £1 each	**1**	1
Allotted, called up and fully paid:		
1,000 (2004: 1,000) ordinary shares of £1 each	**1**	1

14 Profit and loss account

	2005	2004
	£000	£000
Balance at 1 January	**6,468**	6,435
Profit for the financial year	**1,553**	2,033
Dividends	**(2,000)**	(2,000)
Balance at 31 December	**6,021**	6,468

15 Reconciliation of movements in shareholders' funds

	2005	2004
	£000	£000
Opening shareholders funds	**6,469**	6,436
Profit for the financial year	**1,553**	2,033
Dividends	**(2,000)**	(2,000)
Closing shareholders' funds	**6,022**	6,469

16 Financial commitments

At 31 December 2005 the company had annual commitments under non-cancellable operating leases for ground rent payable. The operating lease payments are dependent on the company's turnover.

17 Related party transactions

During the year to 31 December 2005, CeltPower Limited sold electricity to ScottishPower Energy Retail Limited (a subsidiary of the ScottishPower Group) amounting to £4,066,000 (2004: £4,283,000). At 31 December 2005 ScottishPower Energy Retail Limited owed CeltPower Limited £957,000 (2004: £926,000) in respect of these services.

All transactions undertaken between related parties were provided in the ordinary course of business and at arms length.

18 Ownership

The company is jointly owned and controlled by ScottishPower Generation Limited, a subsidiary of Scottish Power plc, incorporated and registered in Scotland and Eurus Energy Europe B.V., a subsidiary of Eurus Energy Holdings Corporation which is incorporated and registered in Japan. Eurus Energy Holdings Corporation is owned jointly by Tokyo Electric Power Company and Tomen Corporation.

KPMG

191 West George Street
Glasgow
G2 2LJ
United Kingdom

Independent auditors' report to the members of Celtpower Limited

We have audited the financial statements of Celtpower Limited for the year ended 31 December 2005 which comprise the Profit and Loss Account, the Balance Sheet, the Cash Flow Statement and the related notes. These financial statements have been prepared under the accounting policies set out therein.

Respective responsibilities of directors and auditors

As described in the Statement of Directors' Responsibilities on page 3, the company's directors are responsible for the preparation of the financial statements in accordance with applicable law and UK Accounting Standards (UK Generally Accepted Accounting Practice).

Our responsibility is to audit the financial statements in accordance with relevant legal and regulatory requirements and International Standards on Auditing (UK and Ireland).

We report to you our opinion as to whether the financial statements give a true and fair view and are properly prepared in accordance with the Companies Act 1985. We also report to you if, in our opinion, the Directors' Report is not consistent with the financial statements, if the company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors' remuneration and other transactions is not disclosed.

We read the Directors' Report and consider the implications for our report if we become aware of any apparent misstatements within it.

Basis of audit opinion

We conducted our audit in accordance with International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgments made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

Opinion

In our opinion the financial statements:

- give a true and fair view, in accordance with UK Generally Accepted Accounting Practice, of the state of the company's affairs as at 31 December 2005 and of its profit for the year then ended; and
- have been properly prepared in accordance with the Companies Act 1985.

KPMG LLP
Chartered Accountants
Registered Auditor

13 September 2006

CeltPower Ltd

DIRECTORS' REPORT AND ACCOUNTS

For the year ended 31 December 2004

CELTPOWER LIMITED

Directors' Report and Accounts for the year ended 31 December 2004

Contents

CELTPOWER LIMITED
for year ended 31 December 2004

Report of the Directors

The directors present their report and audited Accounts for the year ended 31 December 2004.

Results and dividend

The profit for the year amounted to £2,033,000 (2003: £437,000). The directors recommended and paid a dividend of £2,000,000 during the year (2003: £Nil). The retained profit for the year of £33,000 (2003: £437,000) has been transferred to reserves.

Activities and review

The principal activity of the company is wind powered electricity generation.

Both the level of operations and the financial position at the year end were satisfactory. The directors expect to continue the present profitable operations.

Directors and their interests

The directors who held office during the year were as follows:

Alan Bryce	
Adrian Coats	(resigned 24 August 2004)
John Heasley	
John Matthew	
Minoru Saito	
Motoyasu Sakamoto	
Simon Christian	(appointed 24 August 2004)

None of the directors who held office at the end of the financial year had any disclosable interest in the shares of the company.

Company Secretary

Grace Buckley resigned as company secretary on 30 April 2004 and David Rhodes was appointed as her replacement on 1 May 2004.

Directors' responsibilities

Company law requires the directors to prepare financial statements for each financial period which give a true and fair view of the state of affairs of the company and of the profit or loss for that period. In preparing those financial statements, the directors are required to:

- Select suitable accounting policies and then apply them consistently;
- Make judgements and estimates that are reasonable and prudent;
- Prepare the financial statements on the going concern basis unless it is inappropriate to presume that the company will continue in business.

The directors are responsible for keeping proper accounting records which disclose with reasonable accuracy, at any time, the financial position of the company and to enable them to ensure that the Accounts comply with the Companies Act 1985. They have general responsibility for taking such steps as are reasonably open to them to safeguard the assets of the company and to prevent and detect fraud and other irregularities. The directors also confirm that applicable accounting standards have been followed.

Charitable contributions

During the year the following donations were made:

Llandinam CP School	£1,000
Newtown Football Club	£ 500
Caersws Football Club	£ 200
Severn Valley Trotting Races	£ 200
Montgomery Junior FC	£ 300
Llidiartwaen Community Centre	£ 750
Chemotherapy Day Centre	£ 500
Llandinam Village Hall	£ 500
Llidiartwaen School	£ 300
Newtown Rugby Club	£ 300
St Michael's School	£1,000
Dolfor Community Primary School	£1,000

Auditors

A resolution for the re-appointment of KPMG LLP as auditors of the company will be proposed at the Annual General Meeting.

By order of the Board

30 Cannon Street
London
EC4M 6XH

David Rhodes
Secretary
2 May 2005

CELTPOWER LIMITED
for the year ended 31 December 2004

Accounting Policies

Basis of accounting

The Accounts have been prepared under the historical cost convention and in accordance with applicable accounting standards in the UK and the Companies Act 1985.

Turnover

Turnover, which excludes Value Added Tax and trade discounts, represents the invoiced value of electricity generated.

Tangible fixed assets

The cost of tangible fixed assets comprises construction costs, together with any incidental costs of construction.

Depreciation is calculated in order to write off the cost of tangible fixed assets, less their estimated residual value, on a straight-line basis over the expected useful economic lives of the assets concerned. Assets in the course of construction are not depreciated.

The annual rate used for plant and machinery is as follows:

From acquisition to 31 December 1998	13.3% per annum
Thereafter	6.6% per annum

The carrying values of tangible fixed assets are reviewed for impairment in periods if events or changes in circumstances indicate the carrying value may not be recoverable. Impairment losses are recognised in the period in which they are identified.

Operating leases

All leases are regarded as operating leases and the total payments are charged to the profit and loss account as incurred.

Interest

Interest receivable is reflected in the profit and loss account as it arises.

Taxation

In accordance with Financial Reporting Standard 19 'Deferred tax', full provision is made for deferred tax on a non discounted basis.

CELTPOWER LIMITED

Profit and Loss Account
for the year ended 31 December 2004

	Notes	Year ended 31 December 2004	Year ended 31 December 2003
		£000	£000
Turnover from continuing operations	**1**	**4,283**	**3,614**
Operating expenses before impairment of Tangible assets		(1,475)	1,339
Impairment of Tangible assets		—	(1,250)
Total operating expenses		(1,475)	(2,589)
Operating profit from continuing operations		2,808	1,025
Interest receivable		89	41
Profit on ordinary activities before taxation	2	2,897	1,066
Tax on profit on ordinary activities	5	(864)	(629)
Profit for the financial year		2,033	437
Dividends		(2,000)	—
Retained profit for the financial year	14, 15	33	437

A statement of total recognised gains and losses and a reconciliation to historical cost profits and losses are not shown as all gains and losses for both years are recognised in the profit and loss account under the historical cost convention.

The Accounting Policies on page 5, together with the Notes on pages 9 to 13, form part of these Accounts.

CELTPOWER LIMITED

Cash Flow Statement
for the year ended 31 December 2004

	Notes	Year ended 31 December 2004	Year ended 31 December 2003
		£000	£000
Cash inflow from operating activities	6	**3,120**	1,657
Returns on investments and servicing of finance	7	**89**	41
Taxation		**(1,135)**	(356)
Capital expenditure—purchase of fixed assets		**(464)**	(511)
Equity dividends paid		**(2,000)**	—
Cash (outflow)/inflow before and after financing		**(390)**	831
(Decrease)/increase in cash in year	8	**(390)**	831

Reconciliation of Net Cash Flow to Movement in Net Funds
for the year ended 31 December 2004

	Note	31 December 2004	31 December 2003
		£000	£000
Decrease/(increase) in cash in year		(390)	831
Movement in net funds in year		(390)	831
Net funds at end of previous year		2,353	1,522
Net funds at end of year	8	1,963	2,353

CELTPOWER LIMITED

Balance Sheet
As at 31 December 2004

	Notes	31 December 2004	31 December 2003
		£000	£000
Fixed assets			
Tangible assets	9	**3,948**	4,303
Current assets			
Debtors	10	**2,737**	2,326
Cash at bank and in hand		**1,963**	2,353
		4,700	4,679
Creditors: amounts falling due within one year	11	**(1,410)**	(1,701)
Net current assets		**3,290**	2,978
Total assets less current liabilities		**7,238**	7,281
Provisions for liabilities and charges			
—Deferred tax	12	**(769)**	(845)
Net assets		**6,469**	6,436
Called up share capital	13	**1**	1
Profit and loss account	14	**6,468**	6,435
Equity shareholders' funds	15	**6,469**	6,436

The Accounting Policies on page 5, together with the Notes on pages 9 to 13, form part of these Accounts.

Approved by the Board on 2 May 2005 and signed on its behalf by:

Simon Christian
Director

Minoru Saito
Director

Notes to the Accounts
for the year ended 31 December 2004

1 Turnover

Turnover, which excludes Value Added Tax. consists entirely of sales made in the United Kingdom from the company's principal activity and represents the value of electricity generated.

2 Profit on ordinary activities before taxation

Profit on ordinary activities before taxation is stated after charging:

		Year ended 31 December 2004	Year ended 31 December 2003
		£000	£000
Depreciation on tangible fixed assets		**430**	430
Impairment of Tangible assets		**—**	1,250
Auditors' remuneration	—Audit	**8**	6
	—Other services	**4**	3
Land rentals—operating leases		**201**	141

3 Staff numbers and costs

The company has no employees (2003: Nil). The company uses the services of another company to operate and maintain the windfarms for which a charge is made and is included in operating expenses.

4 Directors' emoluments

The directors received no remuneration from the company in the year (2003: Nil).

5 Tax on profit on ordinary activities

	Note	Year ended 31 December 2004	Year ended 31 December 2003
		£000	£000
Current tax:			
UK corporation tax on the profits of the year		**940**	694
Adjustments in respect of prior period		**—**	25
Total current tax		**940**	719
Deferred tax:			
Origination and reversal of timing differences			
—Current year		**(69)**	(83)
—Prior year		**(7)**	(7)
Total deferred tax	12	**(76)**	(90)
Tax on profit on ordinary activities		**864**	629

The current tax charge for the year is higher (2003: higher) than the standard rate of corporation tax in the UK (30%). The differences are explained on page 10.

	Year ended 31 December 2004	Year ended 31 December 2003
	£000	£000
Profit on ordinary activities before tax	**2,897**	1,066
Profit on ordinary activities multiplied by standard rate of corporation tax in the UK of 30% (2003: 30%)	**869**	320
Effects of:		
Depreciation on ineligible items	**—**	294
Deferred tax—current year	**69**	83
Corporation tax—prior period	**—**	25
Other items	**2**	(3)
Current charge for year	**940**	719

6 Reconciliation of operating profit to cash inflow from continuing operating activities

	Year ended 31 December 2004	Year ended 31 December 2003
	£000	£000
Operating profit	**2,808**	1,025
Depreciation charge	**430**	430
Impairment of Tangible assets	**—**	1,250
Increase in debtors	**(411)**	(947)
Increase/(decrease) in creditors	**293**	(101)
Cash inflow from operating activities	**3,120**	1,657

7 Analysis of cash flows

	Year ended 31 December 2004	Year ended 31 December 2003
	£000	£000
Returns on investments and servicing of finance		
Interest received	**89**	41

8 Analysis of net funds

	At 1 January 2004	Cash flow	At 31 December 2004
	£000	£000	£000
Cash at bank	2,353	(390)	**1,963**

9 Fixed assets

Tangible assets	Offshore project £000	Windfarm Extension £000	Plant and machinery £000	Total £000
Cost:				
At 1 January 2004	1,250	156	32,250	33,656
Additions	—	—	75	75
At 31 December 2004	**1,250**	**156**	**32,325**	**33,731**
Depreciation:				
At 1 January 2004	1,250	156	27,947	29,353
Charge for the year	—	—	430	430
At 31 December 2004	**1,250**	**156**	**28,377**	**29,783**
Net book value:				
At 31 December 2004	**—**	**—**	**3,948**	**3,948**
At 31 December 2003	—	—	4,303	4,303

Assets in the course of construction of £Nil (2003: £Nil) comprised the offshore project which was fully impaired in 2003.

10 Debtors

	2004 £000	2003 £000
Amounts falling due within one year:		
Trade debtors	**926**	701
Prepayments and accrued income	**1,274**	1,228
Other debtors	**537**	397
	2,737	2,326

11 Creditors

	2004 £000	2003 £000
Amounts falling due within one year:		
Trade creditors	**—**	42
Corporation tax	**523**	718
Value added tax	**274**	75
Accrued expenses	**360**	224
Capital accruals	**253**	642
	1,410	1,701

12 Provisions for liabilities and charges—deferred tax

Deferred taxation provided in the Accounts is as follows:

	2004 £000	2003 £000
Accelerated capital allowances	**769**	845
At 1 January	**845**	935
Deferred tax credited in profit and loss account (note 5)	**(76)**	(90)
At 31 December	**769**	845

13 Share capital

	2004	2003
	£000	£000
Authorised:		
1,000 (2003: 1,000) ordinary shares of £1 each	1	1
Allotted, called up and fully paid:		
1,000 (2003: 1,000) ordinary shares of £1 each	1	1

14 Profit and loss account

	2004	2003
	£000	£000
Balance at 1 January	6,435	5,998
Retained profit for the year	33	437
Balance at 31 December	6,468	6,435

15 Reconciliation of movements in shareholders' funds

	2004	2003
	£000	£000
Retained profit for the year	33	437
Opening shareholders' funds	6,436	5,999
Closing shareholders' funds	6,469	6,436

16 Financial commitments

At 31 December 2004 the company had annual commitments under non-cancellable operating leases for ground rent payable. The operating lease payments are dependent on the company's turnover.

17 Related party transactions

During the year to 31 December 2004, CeltPower Limited sold electricity to ScottishPower Energy Retail Limited (a subsidiary of the ScottishPower Group) amounting to £4,283,000 (2003: £3,614,000). At 31 December 2004 ScottishPower Energy Retail Limited owed CeltPower Limited £926,000 (2003: £701,000) in respect of these services.

All transactions undertaken between related parties were provided in the ordinary course of business and at arms length.

18 Ownership

The company is jointly owned and controlled by ScottishPower Generation Limited, a subsidiary of Scottish Power plc, incorporated and registered in Scotland and Eurus Energy (Europe) B.V., a subsidiary of Eurus Holdings Japan which is incorporated and registered in Japan. Eurus Holdings Japan is owned jointly by Tomen Corporation and Tokyo Electric Power Company.

KPMG

KPMG LLP

191 West George Street
Glasgow
G2 2LJ
United Kingdom

Report of the independent auditors to the members of Celtpower Limited

We have audited the financial statements on pages 5 to 13.

This report is made solely to the company's members, as a body, in accordance with section 235 of the Companies Act 1985. Our audit work has been undertaken so that we might state to the company's members those matters we are required to state to them in an auditor's report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company and the company's members as a body, for our audit work, for this report, or for the opinions we have formed.

Respective responsibilities of directors and auditors

The directors are responsible for preparing the directors' report and, as described on page 3, the financial statements in accordance with applicable United Kingdom law and accounting standards. Our responsibilities, as independent auditors, are established in the United Kingdom by statute, the Auditing Practices Board and by our profession's ethical guidance.

We report to you our opinion as to whether the financial statements give a true and fair view and are properly prepared in accordance with the Companies Act 1985. We also report to you if, in our opinion, the directors' report is not consistent with the financial statements, if the company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors' remuneration and transactions with the company is not disclosed.

Basis of audit opinion

We conducted our audit in accordance with Auditing Standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

Opinion

In our opinion the financial statements give a true and fair view of the state of the company's affairs as at 31 December 2004 and of its profit for the year then ended and have been properly prepared in accordance with the Companies Act 1985.

KPMG LLP

KPMG LLP
Chartered Accountants
Registered Auditor

2 May 2005

COAL CLOUGH LIMITED

ANNUAL REPORT AND FINANCIAL STATEMENTS

For the year ended 31 March 2007

Contents

Directors' report

The directors present their annual report and the audited financial statements of Coal Clough Limited (the 'Company') for the year ended 31 March 2007.

Principal activity and business review

The principal activity of the Company is to operate a windfarm on a site near Burnley in Lancashire. The windfarm generates electricity using wind turbines, and consists of twenty four Vestas wind turbines.

Capital investment and future developments

The Company will continue to manage and maximise its investments in renewable energy generation.

Profit and dividend

The profit for the year before tax amounted to £953,000 (2006: £579,600) and £667,100 (2006: £405,700) after tax. The directors paid a dividend for the year of £820,000 (2006: £550,000).

Directors

The directors who served throughout the year were:-

Samuel Robert James Anderson	alternate to David Neil Morrison
Stephen John Tivadar Balint	
Christopher David Sweatman	alternate to Stephen John Tivadar Balint
Tariq Masood	
David Neil Morrison	

None of the directors were materially interested in any contract of significance in relation to the Company's business.

Statement of disclosure to auditors

In the case of each of the persons who were directors at the time when the report is approved under Section 234A the following applies:

(a) so far as the directors are aware, there is no relevant audit information of which the Company's auditors are unaware, and

(b) the directors have taken all the steps that they ought to have taken as directors in order to make themselves aware of any relevant audit information and to establish that the company's auditors are aware of this information.

Auditors

In accordance with Section 385 of the Companies Act 1985 a resolution for the reappointment of PKF (UK) LLP will be proposed at the forthcoming annual general meeting.

By Order of the Board

T Masood
Director

5 July 2007

Statement of directors' responsibilities

The directors are responsible for preparing the annual report and the financial statements in accordance with applicable law and regulations.

Company law requires the directors to prepare financial statements for each financial year. Under that law the directors have elected to prepare the financial statements in accordance with United Kingdom Generally Accepted Accounting Practice (United Kingdom Accounting Standards and applicable law). The financial statements are required to give a true and fair view of the state of affairs of the Company and of the profit or loss of the Company for that period. In preparing these financial statements the directors are required to:

- select suitable accounting policies and then apply them consistently;
- make judgements and estimates that are reasonable and prudent;
- prepare the financial statements on the going concern basis unless it is inappropriate to presume that the Company will continue in business.

The directors are responsible for keeping proper accounting records that disclose with reasonable accuracy at any time the financial position of the company and enable them to ensure that the financial statements comply with the Companies Act 1985. They are also responsible for safeguarding the assets of the company and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

Independent auditors' report
to the members of Coal Clough Limited

We have audited the financial statements of Coal Clough Limited for the year ended 31 March 2007 which comprise the Profit and Loss Account, the Balance Sheet and the related notes. These financial statements have been prepared under the accounting policies set out therein.

This report is made solely to the Company's members, as a body, in accordance with Section 235 of the Companies Act 1985. Our audit work has been undertaken so that we might state to the Company's members those matters we are required to state to them in an auditors' report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company and the Company's members as a body, for our audit work, for this report, or for the opinions we have formed.

Respective responsibilities of directors and auditors

The directors' responsibilities for preparing the annual report and the financial statements in accordance with applicable law and United Kingdom accounting standards ('United Kingdom Generally Accepted Accounting Practice') are set out in the Statement of Directors' Responsibilities.

Our responsibility is to audit the financial statements in accordance with the relevant legal and regulatory requirements and International Standards on Auditing (UK and Ireland).

We report to you our opinion as to whether the financial statements give a true and fair view and have been properly prepared in accordance with the Companies Act 1985. We also report to you whether in our opinion, the information given in the directors' report is consistent with the financial statements.

In addition we report to you if, in our opinion, the company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors' remuneration and other transactions is not disclosed.

We read the Directors' Report and consider the implications for our report if we become aware of any apparent misstatements within it.

Basis of audit opinion

We conducted our audit in accordance with International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the Company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

Opinion

In our opinion:

- the financial statements give a true and fair view, in accordance with United Kingdom Generally Accepted Accounting Practice, of the state of the Company's affairs as at 31 March 2007 and of its profit for the year then ended;
- the financial statements have been prepared in accordance with the Companies Act 1985; and
- the information given in the directors' report is consistent with the financial statements.

PKF (UK) LLP

PKF (UK) LLP
Registered Auditors
Bristol
United Kingdom

9 July 2007

Profit and loss account
For the year ended 31 March 2007

	Notes	2007	2006
		£'000	£'000
Turnover	2	**1,791.2**	1,478.0
Operating expenses	3	**(894.0)**	(931.4)
Operating profit		**897.2**	546.6
Interest receivable	5	**55.8**	33.0
Profit on ordinary activities before tax		**953.0**	579.6
Tax on profit on ordinary activities	6	**(285.9)**	(173.9)
Profit on ordinary activities after tax	13	**667.1**	405.7

There are no recognised gains and losses other than the results shown above. All amounts relate to continuing operations.

Details of dividends paid are given in note 7.

The accompanying notes are an integral part of these financial statements.

Balance sheet
31 March 2007

	Notes	2007 £'000	2006 £'000
Fixed assets			
Tangible assets	8	**3,136.0**	3,677.9
Current assets			
Debtors: amounts falling due within one year	9	**808.8**	575.7
Cash at bank		**819.7**	677.7
		1,628.5	1,253.4
Creditors			
Amounts falling due within one year	10	**(418.8)**	(290.4)
Net current assets		**1,209.7**	963.0
Total assets less current liabilities		**4,345.7**	4,640.9
Provisions for liabilities and charges—deferred tax	11	**(829.8)**	(972.1)
Net assets		**3,515.9**	3,668.8
Capital and reserves			
Called up share capital	12	**2,420.0**	2,420.0
Profit and loss account	13	**1,095.9**	1,248.8
Equity shareholders' funds	14	**3,515.9**	3,668.8

The accompanying notes are an integral part of these financial statements.

The financial statements on pages 4 to 11 were approved and authorised for issue by the Board of Directors on 5 July 2007 and were signed on its behalf by:

T Masood
Director

Notes to the financial statements
For the year ended 31 March 2007

1 Accounting policies

The principal accounting policies are summarised below.

Basis of preparation

The financial statements have been prepared under the historical cost convention and in accordance with the Companies Act 1985 and applicable accounting standards. They have been prepared under United Kingdom Generally Accepted Accounting Practice ("UK GAAP"). Accounting policies have been applied consistently throughout the year and the preceding year except where changes have been made to previous policies on adoption of new accounting standards.

Turnover

Turnover is stated net of value added tax (see Note 2).

Leases

Operating lease rentals are charged to the profit and loss account in relation to the total number of units generated (see Note 16).

Tangible fixed assets

Tangible fixed assets are stated at cost, net of depreciation and any provision for impairment.

Depreciation

The charge for depreciation is calculated to write off assets over their estimated useful economic lives taking into account anticipated residual values. The lives of depreciable plant and machinery generation assets are all 20 years.

Tax

Current tax is provided at amounts expected to be paid (or recovered) using the tax rates and laws that have been enacted or substantially enacted by the balance sheet date.

Deferred tax is recognised in respect of all timing differences that have originated but not reversed at the balance sheet date where transactions or events that result in an obligation to pay more tax in the future or a right to pay less tax in the future have occurred at the balance sheet date. Timing differences are differences between the Company's taxable profits and its results as stated in the financial statements that arise from the inclusion of gains and losses in tax assessments in years different from those in which they are recognised in the financial statements.

A net deferred tax asset is regarded as recoverable and therefore recognised only when, on the basis of all available evidence, it can be regarded as more likely than not that there will be suitable taxable profits from which the future reversal of the underlying timing differences can be deducted.

Deferred tax is measured at the average tax rates that are expected to apply in the years in which the timing differences are expected to reverse, based on tax rates and laws that have been enacted or substantially enacted by the balance sheet date. Deferred tax assets and liabilities are not discounted.

Cash flow statement

There is no statement of cash flows as the Company is a wholly owned subsidiary of Wind Resources Limited, which is registered in England and Wales and which includes a consolidated cash flow statement in its financial statements. This treatment is permitted by FRS 1 (Revised).

2 Turnover

Turnover represents sales of electricity products to Npower Limited under a power sales agreement. The electricity products comprise sale of energy, levy exemption certificates, triad benefits and renewable obligation certificates. The prices are agreed in advance and stated in the power sales agreement. The Climate Change Levy allows the Company to receive a proportion of the exempting benefit available to Npower Limited as a consequence of wind energy being exempt from the Levy.

From 1 April 2002, the Government introduced the Renewables Obligation. Generation of electricity from wind energy is eligible under the Renewables Obligation. Renewable Obligation certificates are obtained and sold under a power purchase agreement, yielding additional income for the Company.

The Company operates wholly in the United Kingdom.

3 Operating expenses

The directors consider that the nature of the business is such that the analysis of expenses shown below is more informative than that set out in the Companies Act 1985 formats.

	2007	2006
	£'000	£'000
Operating and maintenance costs	**272.8**	309.0
Operating lease rentals—land and buildings	**35.4**	25.3
Administration	**13.6**	13.6
Depreciation	**549.4**	549.4
Rates	**20.8**	20.3
Fees	**0.4**	12.2
Audit fees	**1.6**	1.6
	894.0	931.4

4 Directors and employees

No director received any emoluments from the Company during the year (2006: £nil).

The Company had no employees during the current or prior year.

5 Interest receivable

	2007	2006
	£'000	£'000
Bank interest receivable	**55.8**	33.0

6 Tax on profit on ordinary activities

a) Analysis of tax charge in the year

	2007	2006
	£'000	£'000
Current tax:		
UK corporation tax on profits for the year	**428.2**	311.8
Total current tax (Note 6 (b))	**428.2**	311.8
Deferred tax (Note 11):		
Origination and reversal of timing differences	**(142.3)**	(137.9)
Total deferred tax	**(142.3)**	(137.9)
Tax on profit on ordinary activities	**285.9**	173.9

b) Factors affecting tax charge for the year

The tax assessed for the year is different to the standard rate of corporation tax in the UK (30%). The differences are explained below:

	2007 £'000	2006 £'000
Profit on ordinary activities before tax	**953.0**	579.6
Profit on ordinary activities multiplied by standard rate of corporation tax in the UK of 30% (2006:30%)	**285.9**	173.9
Effects of:		
Capital allowances for the year less man depreciation	**142.3**	137.9
Current tax charge for the year (Note 6 (a))	**428.2**	311.8

7 Dividends

	2007 £'000	2006 £'000
Equity shares: Interim dividend paid of 33.88p (2006: 22.73p) per ordinary share	**820.0**	550.0

8 Tangible fixed assets

	Plant and machinery £'000
Cost	
At 1 April 2006	10,986.3
Additions	7.5
31 March 2007	10,993.8
Depreciation	
At 1 April 2006	7,308.4
Charge for the year	549.4
At 31 March 2007	7,857.8
Net book value	
At 31 March 2007	**3,136.0**
At 31 March 2006	3,677.9

9 Debtors

	2007 £'000	2006 £'000
Trade debtors	**4.0**	26.3
Prepayments and accrued income	**746.8**	509.4
Other debtor	**58.0**	40.0
	808.8	575.7

The £58,000 (2006: £40,000) Other debtor relates to a deposit given to Burnley Council in line with planning conditions. It will become repayable at the end of the planning period, which is after more than one year from the balance sheet date.

10 Creditors

	2007	2006
	£'000	£'000
Corporation tax	**264.3**	150.3
Value added tax	**65.3**	66.6
Accruals and deferred income	**89.2**	73.5
	418.8	290.4

11 Provisions for liabilities and charges—deferred tax

	2007	2006
	£'000	£'000
Deferred tax provided in respect of accelerated capital allowances at 30% (2006: 30%):		
At 1 April	**972.1**	1,110.0
Credit for the year	**(142.3)**	(137.9)
At 31 March	**829.8**	972.1

12 Called up share capital

	2007	2006
	£'000	£'000
Authorised:		
2,500,000 ordinary shares of £1 each	**2,500.0**	2,500.0
Allotted, called up and fully paid:		
2,420,002 ordinary shares of £1 each	**2,420.0**	2,420.0

All shares are held by Wind Resources Limited.

13 Profit and loss account

	2007	2006
	£'000	£'000
At 1 April	**1,248.8**	1,393.1
Profit after tax	**667.1**	405.7
Dividends	**(820.0)**	(550.0)
At 31 March	**1,095.9**	1,248.8

14 Reconciliation of movements in equity shareholders' funds

	2007	2006
	£'000	£'000
Profit for the year	**667.1**	405.7
Dividends	**(820.0)**	(550.0)
Net deduction from equity shareholders' funds	**(152.9)**	(144.3)
Opening equity shareholders' funds	**3,668.8**	3,813.1
Closing equity shareholders' funds	**3,515.9**	3,668.8

15 Related party transactions

Disclosure is not required of related party transactions between group companies under FRS 8 since the Company meets the exemption criteria of being at least a 90% subsidiary of its parent, Wind Resources Limited.

Western Power Generation Limited, an associate company of Avonbank Investments Limited, which holds 45% of the share capital of Wind Resources Limited, has a contract to provide management services to the Company. During the year the Company was charged £13,600 (2006: £13,600) under this contract, and at 31 March 2007 the Company owed £3,400 to Western Power Generation Limited (2006: £3,400). Payments in future years are linked to movements in the retail price index.

16 Lease commitments

The Company has a lease on the land occupied by the wind turbines that expires in July 2017, under which it has an obligation to pay the landowner, on a quarterly basis, the greater of either £100 per turbine or 2% of income from total units generated as rental.

17 Subsequent event

The Finance Bill 2007, which was regarded as substantially enacted on 26 June 2007, has introduced a reduction in the corporation tax rate from 30% to 28% from 1 April 2008 and the immediate withdrawal of balancing adjustments for assets where Industrial Buildings Allowances have been claimed. The effect of these changes is estimated to be a credit to the profit and loss account of £38k.

18 Ultimate parent undertaking

The immediate parent undertaking of Coal Clough Limited is Wind Resources Limited, which is registered in England and Wales, and is the largest group into which the results of the Company are consolidated. Copies of the financial statements of Wind Resources Limited may be obtained from the Company's registered office as stated below.

Given that no member owns more than 45% of the issued share capital of Wind Resources Limited, it is therefore considered to be the ultimate parent undertaking.

Coal Clough Limited
Avonbank
Feeder Road
Bristol
BS2 0TB

Telephone: 0117 933 2000
Fax: 0117 933 2001

COAL CLOUGH LIMITED

ANNUAL REPORT AND FINANCIAL STATEMENTS

For the year ended 31 March 2006

Contents

Directors' report

The directors present their annual report and the audited financial statements of Coal Clough Limited (the 'Company") for the year ended 31 March 2006.

Principal activity and business review

The principal activity of the Company is to operate a windfarm on a site near Burnley in Lancashire. The windfarm generates electricity using wind turbines, and consists of twenty four Vestas wind turbines.

Capital investment and future developments

The Company will continue to manage and maximise its investments in renewable energy generation.

Profit and dividend

The profit for the year before tax amounted to £579,600 (2005: £441,300) and £405,700 (2005: £308,900) after tax. The directors paid a dividend for the year of £550,000 (2005: £1,360,000).

Directors

The directors who served throughout the year were:-

Samuel Robert James Anderson	alternate to David Neil Morrison
Stephen John Tivadar Balint	
Dominic Paul Keating	alternate to Stephen John Tivadar Balint (resigned 16 February 2006)
Tariq Masood	
David Neil Morrison	

On 16 February 2006 Dominic Paul Keating resigned and Chris Sweatman was appointed as alternate director to Stephen John Tivadar Balint.

At 31 March 2006 and throughout the year, no director had any interest in the shares of the Company or other group companies which required notification to the Company under Section 324 and registration by the Company under Section 325 of the Companies Act 1985.

None of the directors were materially interested in any contract of significance in relation to the Company's business.

Statement of disclosure to auditors

In the case of each of the persons who were directors at the time when the report is approved under Section 234A the following applies:

(a) so far as the directors are aware, there is no relevant audit information of which the Company's auditors are unaware, and

(b) the directors have taken all the steps that they ought to have taken as directors in order to make themselves aware of any relevant audit information and to establish that the company's auditors are aware of this information.

Auditors

In accordance with Section 385 of the Companies Act 1985 a resolution for the reappointment of PKF (UK) LLP will be proposed at the forthcoming annual general meeting.

By Order of the Board

T Masood
Director

22 January 2007

Statement of directors' responsibilities

The directors are responsible for preparing the annual report and the financial statements in accordance with applicable law and regulations.

Company law requires the directors to prepare financial statements for each financial year. Under that law the directors have elected to prepare the financial statements in accordance with United Kingdom Generally Accepted Accounting Practice (United Kingdom Accounting Standards and applicable law). The financial statements are required to give a true and fair view of the state of affairs of the Company and of the profit or loss of the Company for that period. In preparing these financial statements the directors are required to:

- select suitable accounting policies and then apply them consistently;
- make judgements and estimates that are reasonable and prudent;
- prepare the financial statements on the going concern basis unless it is inappropriate to presume that the Company will continue in business.

The directors are responsible for keeping proper accounting records that disclose with reasonable accuracy at any time the financial position of the company and enable them to ensure that the financial statements comply with the Companies Act 1985. They are also responsible for safeguarding the assets of the company and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

Independent auditors' report
to the members of Coal Clough Limited

We have audited the financial statements of Coal Clough Limited for the year ended 31 March 2006 which comprise the Profit and Loss Account, the Balance Sheet and the related notes. These financial statements have been prepared under the accounting policies set out therein.

This report is made solely to the Company's members, as a body, in accordance with Section 235 of the Companies Act 1985. Our audit work has been undertaken so that we might state to the Company's members those matters we are required to state to them in an auditors' report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company and the Company's members as a body, for our audit work, for this report, or for the opinions we have formed.

Respective responsibilities of directors and auditors

The directors' responsibilities for preparing the annual report and the financial statements in accordance with applicable law and United Kingdom accounting standards ('United Kingdom Generally Accepted Accounting Practice') are set out in the Statement of Directors' Responsibilities.

Our responsibility is to audit the financial statements in accordance with the relevant legal and regulatory requirements and International Standards on Auditing (UK and Ireland).

We report to you our opinion as to whether the financial statements give a true and fair view and are properly prepared in accordance with the Companies Act 1985. We also report to you whether in our opinion, the information given in the directors' report is consistent with the financial statements.

In addition we report to you if, in our opinion, the company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors' remuneration and other transactions is not disclosed.

We read the Directors' Report and consider the implications for our report if we become aware of any apparent misstatements within it.

Basis of audit opinion

We conducted our audit in accordance with International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the Company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

Opinion

In our opinion:

- the financial statements give a true and fair view, in accordance with United Kingdom Generally Accepted Accounting Practice, of the state of the Company's affairs as at 31 March 2006 and of its profit for the year then ended;
- the financial statements have been prepared in accordance with the Companies Act 1985; and
- the information given in the directors' report is consistent with the financial statements.

PKF (UK) LLP

PKF (UK) LLP
Registered Auditors
Bristol
United Kingdom

26 January 2007

Profit and loss account
For the year ended 31 March 2006

	Notes	2006	2005
		£'000	£'000
Turnover	2	**1,478.0**	1,286.7
Operating expenses	3	**(931.4)**	(884.1)
Operating profit		**546.6**	402.6
Interest receivable	5	**33.0**	38.7
Profit on ordinary activities before tax		**579.6**	441.3
Tax on profit on ordinary activities	6	**(173.9)**	(132.4)
Profit on ordinary activities after tax	13	**405.7**	308.9

There are no recognised gains and losses other than the results shown above. All amounts relate to continuing operations.

Details of dividends paid are given in note 7.

The accompanying notes are an integral part of these financial statements.

Balance sheet
31 March 2006

	Notes	2006	2005
		£'000	£'000
Fixed assets			
Tangible assets	8	**3,677.9**	4,227.3
Current assets			
Debtors: amounts falling due within one year	9	**575.7**	448.2
Cash at bank		**677.7**	519.0
		1,253.4	967.2
Creditors			
Amounts falling due within one year	10	**(290.4)**	(271.4)
Net current assets		**963.0**	695.8
Total assets less current liabilities		**4,640.9**	4,923.1
Provisions for liabilities and charges—deferred tax	11	**(972.1)**	(1,110.0)
Net assets		**3,668.8**	3,813.1
Capital and reserves			
Called up share capital	12	**2,420.0**	2,420.0
Profit and loss account	13	**1,248.8**	1,393.1
Equity shareholders' funds	14	**3,668.8**	3,813.1

The accompanying notes are an integral part of these financial statements.

The financial statements on pages 4 to 11 were approved and authorised for issue by the Board of Directors on 22 January 2007 and were signed on its behalf by:

T Masood
Director

Notes to the financial statements
For the year ended 31 March 2006

1 Accounting policies

The principal accounting policies are summarised below.

Basis of preparation

The financial statements have been prepared under the historical cost convention and in accordance with the Companies Act 1985 and applicable accounting standards. They have been prepared under United Kingdom Generally Accepted Accounting Practice ("UK GAAP"). Accounting policies have been applied consistently throughout the year and the preceding year except where changes have been made to previous policies on adoption of new accounting standards.

Turnover

Turnover is stated net of value added tax (see Note 2).

Changes in accounting policies

The company has adopted Financial Reporting Standard ("FRS") 21 'Events after balance sheet date', FRS 25 'Financial instruments: disclosure and presentation', and FRS 28 'Corresponding amounts'. The adoption of these standards in the current year represents a change in accounting policies. This change in accounting policies has had no effect on the Company and restatement of comparative figures has not been required.

Leases

Operating lease rentals are charged to the profit and loss account in relation to the total number of units generated (see Note 16).

Tangible fixed assets

Tangible fixed assets are stated at cost, net of depreciation and any provision for impairment.

Depreciation

The charge for depreciation is calculated to write off assets over their estimated useful economic lives taking into account anticipated residual values. The lives of depreciable plant and machinery generation assets are all 20 years.

Tax

Current tax is provided at amounts expected to be paid (or recovered) using the tax rates and laws that have been enacted or substantially enacted by the balance sheet date.

Deferred tax is recognised in respect of all timing differences that have originated but not reversed at the balance sheet date where transactions or events that result in an obligation to pay more tax in the future or a right to pay less tax in the future have occurred at the balance sheet date. Timing differences are differences between the Company's taxable profits and its results as stated in the financial statements that arise from the inclusion of gains and losses in tax assessments in years different from those in which they are recognised in the financial statements.

A net deferred tax asset is regarded as recoverable and therefore recognised only when, on the basis of all available evidence, it can be regarded as more likely than not that there will be suitable taxable profits from which the future reversal of the underlying timing differences can be deducted.

Deferred tax is measured at the average tax rates that are expected to apply in the years in which the timing differences are expected to reverse, based on tax rates and laws that have been enacted or substantially enacted by the balance sheet date. Deferred tax assets and liabilities are not discounted.

Cash flow statement

There is no statement of cash flows as the Company is a wholly owned subsidiary of Wind Resources Limited, which is registered in England and Wales and which includes a consolidated cash flow statement in its financial statements. This treatment is permitted by FRS 1 (Revised).

2 Turnover

Turnover represents sales of electricity products to Npower Limited under a power sales agreement. The electricity products comprise sale of energy, levy exemption certificates, triad benefits and renewable obligation certificates. The prices are agreed in advance and stated in the power sales agreement. The Climate Change Levy allows the Company to receive a proportion of the exempting benefit available to Npower Limited as a consequence of wind energy being exempt from the Levy.

From 1 April 2002, the Government introduced the Renewables Obligation. Generation of electricity from wind energy is eligible under the Renewables Obligation. Renewable Obligation certificates are obtained and sold under a power purchase agreement, yielding additional income for the Company.

The Company operates wholly in the United Kingdom.

3 Operating expenses

The directors consider that the nature of the business is such that the analysis of expenses shown below is more informative than that set out in the Companies Act 1985 formats.

	2006	2005
	£'000	£'000
Operating and maintenance costs	**309.0**	249.8
Operating lease rentals—land and buildings	**25.3**	25.8
Administration	**13.6**	13.2
Depreciation	**549.4**	566.5
Rates	**20.3**	21.9
Fees	**12.2**	5.5
Audit fees	**1.6**	1.4
	931.4	884.1

4 Directors and employees

No director received any emoluments from the Company during the year (2005: £nil).

The Company had no employees during the current or prior year.

5 Interest receivable

	2006	2005
	£'000	£'000
Bank interest receivable	**33.0**	38.7

6 Tax on profit on ordinary activities

a) Analysis of tax charge in the year

	2006	2005
	£'000	£'000
Current tax:		
UK corporation tax on profits for the year	**311.8**	270.1
Adjustment in respect of prior years	**—**	2.0
Total current tax (Note 6 (b))	**311.8**	272.1
Deferred tax (Note 11):		
Origination and reversal of timing differences	**(137.9)**	(137.7)
Adjustment in respect of prior years	**—**	2.0
Total deferred tax	**(137.9)**	(139.7)
Tax on profit on ordinary activities	**173.9**	132.4

b) Factors affecting tax charge for the year

The tax assessed for the year is different to the standard rate of corporation tax in the UK (30%). The differences are explained below:

	2006	2005
	£'000	£'000
Profit on ordinary activities before tax	**579.6**	441.3
Profit on ordinary activities multiplied by standard rate of corporation tax in the UK of 30% (2005:30%)	**173.9**	132.4
Effects of:		
Capital allowances for the year less than depreciation	**137.9**	137.7
Adjustment in respect of prior years	**—**	2.0
Current tax charge for the year (Note 6 (a))	**311.8**	272.1

7 Dividends

	2006	2005
	£'000	£'000
Equity shares:		
Interim dividend paid of 22.73p (2005 56.20p) per ordinary share	**550.0**	1,360.0

8 Tangible fixed assets

	Plant and machinery
	£'000
Cost	
At 1 April 2005 and 31 March 2006	10,986.3
Depreciation	
At 1 April 2005	6,759.0
Charge for the year	549.4
At 31 March 2006	7,308.4
Net book value	
At 31 March 2006	**3,667.9**
At 31 March 2005	4,227.3

9 Debtors

	2006	2005
	£'000	£'000
Trade debtors	**26.3**	—
Prepayments and accrued income	**509.4**	408.2
Other debtor	**40.0**	40.0
	575.7	448.2

The £40,000 Other debtor relates to a deposit given to Burnley Council in line with planning conditions. It will become repayable at the end of the planning period, which is after more than one year from the balance sheet date.

10 Creditors

	2006 £'000	2005 £'000
Corporation tax	**150.3**	143.3
Value added tax	**66.6**	60.2
Accruals and deferred income	**73.5**	67.9
	290.4	271.4

11 Provisions for liabilities and charges—deferred tax

	2006 £'000	2005 £'000
Deferred tax provided in respect of accelerated capital allowances at 30% (2005: 30%):		
At 1 April	**1,110.0**	1,249.7
Adjustment in respect of prior years	**—**	(2.0)
Credit for the year	**(137.9)**	(137.7)
At 31 March	**972.1**	1,110.0

12 Called up share capital

	2006 £'000	2005 £'000
Authorised:		
2,500,000 ordinary shares of £1 each	**2,500.0**	2,500.0
Allotted, called up and fully paid:		
2,420,002 ordinary shares of £1 each	**2,420.0**	2,420.0

All shares are held by Wind Resources Limited.

13 Profit and loss account

	2006 £'000	2005 £'000
At 1 April	**1,393.1**	2,444.2
Profit after tax	**405.7**	308.9
Dividends	**(550.0)**	(1,360.0)
At 31 March	**1,248.8**	1,393.1

14 Reconciliation of movements in equity shareholders' funds

	2006 £'000	2005 £'000
Profit for the year	**405.7**	308.9
Dividends	**(550.0)**	(1,360.0)
Net deduction from equity shareholders' funds	**(144.3)**	(1,051.1)
Opening equity shareholders' funds	**3,813.1**	4,864.2
Closing equity shareholders' funds	**3,668.8**	3,813.1

15 Related party transactions

Disclosure is not required of related party transactions between group companies under FRS 8 since the Company meets the exemption criteria of being at least a 90% subsidiary of its parent, Wind Resources Limited.

Western Power Generation Limited, an associate company of Avonbank Investments Limited, which holds 45% of the share capital of Wind Resources Limited, has a contract to provide management services to the Company. During the year the Company was charged £13,600 (2005: £13,200) under this contract, and at 31 March 2006 the Company owed £3,400 to Western Power Generation Limited (2005: £3,300). Payments in future years are linked to movements in the retail price index.

16 Lease commitments

The Company has a lease on the land occupied by the wind turbines that expires in July 2017, under which it has an obligation to pay the landowner, on a quarterly basis, the greater of either £100 per turbine or 2% of income from total units generated as rental.

17 Ultimate parent undertaking

The immediate parent undertaking of Coal Clough Limited is Wind Resources Limited, which is registered in England and Wales, and is the largest group into which the results of the Company are consolidated. Copies of the financial statements of Wind Resources Limited may be obtained from the Company's registered office as stated below.

Given that no member owns more than 45% of the issued share capital of Wind Resources Limited, it is therefore considered to be the ultimate parent undertaking.

Coal Clough Limited
Avonbank
Feeder Road
Bristol
BS2 0TB

Telephone: 0117 933 2000
Fax: 0117 933 2001

COAL CLOUGH LIMITED

ANNUAL REPORT AND FINANCIAL STATEMENTS

For the year ended 31 March 2005

Contents

Directors' report
For the year ended 31 March 2005

The directors present their annual report and the audited financial statements of Coal Clough Limited (the 'Company') for the year ended 31 March 2005.

Principal activity and business review

The principal activity of the Company is to operate a windfarm on a site near Burnley in Lancashire. The windfarm generates electricity using wind turbines, and consists of twenty four Vestas wind turbines.

Capital investment and future developments

The Company will continue to manage and maximise its investments in renewable energy generation.

Profit and dividend

The profit for the year before taxation amounted to £441,300 (2004: £3,730,600) and £308,900 (2004: £2,611,300) after taxation. The directors paid a dividend for the year of £1,360,000 (2004: £550,000).

The profit in 2004 included an impairment reversal. To make the profits in both years comparable, the impact of the impairment reversal in 2004 should be taken into account as detailed in note 4.

Directors

The directors who served throughout the year were:-

Samuel Robert James Anderson	alternate to David Neil Morrison
Stephen John Tivadar Balint	
Dominic Paul Keating	alternate to Stephen John Tivadar Balint
Tariq Masood	
David Neil Morrison	

At 31 March 2005 and throughout the year, no director had any interest in the shares of the Company or other group companies which required notification to the Company under Section 324 and registration by the Company under Section 325 of the Companies Act 1985.

None of the directors were materially interested in any contract of significance in relation to the Company's business.

Auditors

On 23 May 2005, PKF transferred their business to PKF (UK) LLP, a limited liability partnership. Under section 26(5) of the Companies Act 1989, the company consented to extend the audit appointment to PKF (UK) LLP from 23 May 2005. Accordingly, the audit report has been signed in the name of PKF (UK) LLP and a resolution for the reappointment of PKF (UK) LLP will be proposed at the forthcoming annual general meeting.

By Order of the Board

T Masood
Director

20 January 2006

Statement of directors' responsibilities

Company law requires the directors to prepare financial statements for each financial year which give a true and fair view of the state of affairs of the Company and of the profit or loss of the Company for that year. In preparing those financial statements the directors are required to:

- select suitable accounting policies and then apply them consistently;
- make judgements and estimates that are reasonable and prudent;
- prepare the financial statements on the going concern basis unless it is inappropriate to presume that the Company will continue in business.

The directors confirm that they have complied with the above requirements in preparing the financial statements.

The directors are responsible for keeping proper accounting records which disclose with reasonable accuracy at any time the financial position of the Company and enable them to ensure that the financial statements comply with the Companies Act 1985. They are also responsible for safeguarding the assets of the Company and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

The directors are responsible for ensuring that the directors' report is prepared in accordance with Company Law in the United Kingdom.

Independent auditors' report
to the members of Coal Clough Limited

We have audited the financial statements of Coal Clough Limited for the year ended 31 March 2005 which comprise the profit and loss account, the balance sheet and the related notes. These financial statements have been prepared under the accounting policies set out therein.

This report is made solely to the Company's members, as a body, in accordance with Section 235 of the Companies Act 1985. Our audit work has been undertaken so that we might state to the Company's members those matters we are required to state to them in an auditors' report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company and the Company's members as a body, for our audit work, for this report, or for the opinions we have formed.

Respective responsibilities of directors and auditors

The directors' responsibilities for preparing the Annual Report and the financial statements in accordance with applicable law and United Kingdom Accounting Standards are set out in the Statement of Directors' Responsibilities.

Our responsibility is to audit the financial statements in accordance with the relevant legal and regulatory requirements and United Kingdom Auditing Standards.

We report to you our opinion as to whether the financial statements give a true and fair view and are properly prepared in accordance with the Companies Act 1985. We also report to you if, in our opinion, the Directors' Report is not consistent with the financial statements, if the Company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors' remuneration and transactions with the Company is not disclosed.

We read the Directors' Report and consider the implications for our report if we become aware of any apparent misstatements within it.

Basis of audit opinion

We conducted our audit in accordance with United Kingdom Auditing Standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the Company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

Opinion

In our opinion the financial statements give a true and fair view of the state of the Company's affairs as at 31 March 2005 and of its profit for the year then ended and have been properly prepared in accordance with the Companies Act 1985.

PKF (UK) LLP

Bristol
United Kingdom

PKF (UK) LLP
Registered Auditors

23 January 2006

Profit and loss account
For the year ended 31 March 2005

	Notes	2005	2004
		£'000	£'000
Turnover	2	**1,286.7**	1,232.2
Operating expenses before exceptional item	3	**(884.1)**	(564.5)
Exceptional item—impairment reversal	4	**—**	3,035.9
Operating expenses after exceptional item		**(884.1)**	2,471.4
Operating profit		**402.6**	3,703.6
Interest receivable (net)	6	**38.7**	27.0
Profit on ordinary activities before tax		**441.3**	3,730.6
Tax on profit on ordinary activities	7	**(132.4)**	(1,119.3)
Profit on ordinary activities after tax		**308.9**	2,611.3
Dividends	8	**(1,360.0)**	(550.0)
Retained (loss)/profit for the financial year	14,15	**(1,051.1)**	2,061.3

There are no recognised gains and losses other than the results shown above. All amounts relate to continuing operations.

The accompanying notes are an integral part of these financial statements.

Balance sheet
As at 31 March 2005

	Notes	2005 £'000	2004 £'000
Fixed assets			
Tangible assets	9	**4,227.3**	4,793.8
Current assets			
Debtors	10	**448.2**	498.1
Cash at bank		**519.0**	1,052.2
		967.2	1,550.3
Creditors			
Amounts falling due within one year	11	**(271.4)**	(230.2)
Net current assets		**695.8**	1,320.1
Total assets less current liabilities		**4,923.1**	6,113.9
Provisions for liabilities and charges—deferred tax	12	**(1,110.0)**	(1,249.7)
Net assets		**3,813.1**	4,864.2
Capital and reserves			
Called up share capital	13	**2,420.0**	2,420.0
Profit and loss account	14	**1,393.1**	2,444.2
Equity shareholders' funds	15	**3,813.1**	4,864.2

The accompanying notes are an integral part of these financial statements.

The financial statements on pages 4 to 12 were approved by the Board of Directors on 20 January 2006 and were signed on its behalf by :

T Masood
Director

Notes to the financial statements
For the year ended 31 March 2005

1 Accounting policies

A summary of the principal accounting policies, all of which have been consistently applied, is set out below.

Basis of preparation

The financial statements have been prepared under the historical cost convention and in accordance with applicable accounting standards.

Turnover

Turnover is stated net of value added tax (see Note 2).

Leases

Operating lease rentals are charged to the profit and loss account in relation to the total number of units generated (see Note 17).

Tangible fixed assets

Tangible fixed assets are stated at cost, net of depreciation and any provision for impairment.

Depreciation

The charge for depreciation is calculated to write off assets over their estimated useful economic lives taking into account anticipated residual values. The lives of depreciable plant and machinery generation assets are all 20 years.

Taxation

Current tax is provided at amounts expected to be paid (or recovered) using the tax rates and laws that have been enacted or substantially enacted by the balance sheet date.

Deferred tax is recognised in respect of all timing differences that have originated but not reversed at the balance sheet date where transactions or events that result in an obligation to pay more tax in the future or a right to pay less tax in the future have occurred at the balance sheet date. Timing differences are differences between the Company's taxable profits and its results as stated in the financial statements that arise from the inclusion of gains and losses in tax assessments in years different from those in which they are recognised in the financial statements.

A net deferred tax asset is regarded as recoverable and therefore recognised only when, on the basis of all available evidence, it can be regarded as more likely than not that there will be suitable taxable profits from which the future reversal of the underlying timing differences can be deducted.

Deferred tax is measured at the average tax rates that are expected to apply in the years in which the timing differences are expected to reverse, based on tax rates and laws that have been enacted or substantially enacted by the balance sheet date.

Cash flow statement

The Company is exempt from the requirement to prepare a cash flow statement under Financial Reporting Standard 1 (revised) on the basis that it is a wholly owned subsidiary of Wind Resources Limited which is registered in England and Wales and includes a consolidated cash flow statement in its consolidated financial statements.

2 Turnover

Turnover represents sales of electricity products to London Electricity Group plc under a power sales agreement. The electricity products comprise sale of energy, levy exemption certificates, triad benefits and renewable obligation certificates. The prices are agreed in advance and stated in the power sales agreement. The Climate Change Levy allows the Company to receive a proportion of the exempting benefit available to London Electricity Group plc as a consequence of wind energy being exempt from the Levy.

From 1 April 2002, the Government introduced the Renewables Obligation Generation of electricity from wind energy is eligible under the Renewables Obligation. Renewable Obligation certificates are obtained and sold under a power purchase agreement, yielding additional income for the Company.

The Company operates wholly in the United Kingdom.

3 Operating expenses

The directors consider that the nature of the business is such that the analysis of expenses shown below is more informative than that set out in the Companies Act 1985 formats.

	2005	2004
	£'000	£'000
Operating and maintenance costs	**249.8**	272.3
Operating lease rentals—land and buildings	**25.8**	24.3
Administration	**13.2**	12.9
Depreciation	**566.5**	228.8
Rates	**21.9**	24.0
Fees	**5.5**	1.1
Audit fees	**1.4**	1.1
	884.1	564.5

4 Exceptional item—impairment reversal

In 1998 and 1999 impairment reviews, which followed the provisions of Financial Reporting Standard 11 "Impairment of fixed assets and goodwill", were carried out on the windfarm. The result of the impairment reviews was to account for an additional £4,853,000 of depreciation in order to reduce the net book value of the windfarm assets to their then estimated recoverable amounts.

Following the introduction of the Renewables Obligation on 1 April 2002 a further impairment review was carried out in 2004 which resulted in the revaluation of the windfarm assets to their original depreciated value. The total depreciation charged on the windfarm assets was reduced by £3,035,900.

A provision for deferred tax was made on the impairment reversal. The provision was based on the current tax rate of 30%, increasing the total deferred tax provision by £910,770.

In estimating the recoverable amount of the windfarm assets a forecast period of 9 years was used. Future output was assumed to be in line with historical trends, with sales being based on predicted power prices. General inflation was assumed to be 2.5% per annum. A discount rate of 10% was used.

5 Directors and employees

No director received any emoluments from the Company during the year (2004: £nil).

The Company had no employees during the current or prior year.

6 Interest receivable (net)

	2005	2004
	£'000	£'000
Bank interest receivable	**38.7**	27.5
Interest payable on corporation tax underpayment	**—**	(0.5)
Interest receivable (net)	**38.7**	27.0

7 Tax on profit on ordinary activities

a) Analysis of tax charge in the year

	2005 £'000	2004 £'000
Current tax:		
UK corporation tax on profits for the year	**270.1**	235.6
Adjustment in respect of prior years	**2.0**	3.2
Total current tax (Note 7 (b))	**272.1**	238.8
Deferred tax (Note 12):		
Origination and reversal of timing differences	**(137.7)**	(27.2)
Exceptional item—impairment reversal	**—**	910.8
Adjustment in respect of prior years	**(2.0)**	(3.1)
Total deferred tax	**(139.7)**	880.5
Tax on profit on ordinary activities	**132.4**	1,119.3

b) Factors affecting tax charge for the year

The tax assessed for the year is different to the standard rate of corporation tax in the UK (30%). The differences are explained below:

	2005 £'000	2004 £'000
Profit on ordinary activities before tax	**441.3**	3,730.6
Profit on ordinary activities multiplied by standard rate of corporation tax in the UK of 30% (2006:30%)	**132.4**	1,119.2
Effects of:		
Capital allowances for the year less man depreciation	**137.7**	27.2
Exceptional item—impairment reversal	**—**	(910.8)
Adjustment in respect of prior years	**2.0**	3.2
Current tax charge for the year (Note 7 (a))	**272.1**	238.8

8 Dividends

	2005 £'000	2004 £'000
Equity shares:		
Interim dividend paid of 56.20p (2004: 22.7p) per ordinary share	**1,360.0**	550.0

9 Tangible fixed assets

	Plant and machinery £'000
Cost	
At 1 April 2004 and 31 March 2005	10,986.3
Depreciation	
At 1 April 2004	6,192.5
Charge for the year	566.5
At 31 March 2005	6,759.0
Net book value	
At 31 March 2005	**4,227.3**
At 31 March 2004	4,793.8

10 Debtors

	2005	2004
	£'000	£'000
Trade debtors	—	50.6
Prepayments and accrued income	**408.2**	407.5
Other debtor	**40.0**	40.0
	448.2	498.1

The £40,000 Other debtor relates to a deposit given to Burnley Council in line with planning conditions. It will become repayable at the end of the planning period, which is after more than one year from the balance sheet date.

11 Creditors

	2005	2004
	£'000	£'000
Corporation tax	**143.3**	116.4
Value added tax	**60.2**	46.4
Accruals and deferred income	**67.9**	67.4
	271.4	230.2

12 Provisions for liabilities and charges—deferred tax

	2005	2004
	£'000	£'000
Deferred taxation provided in respect of accelerated capital allowances at 30% (2004: 30%):		
At 1 April	**1,249.7**	369.2
Adjustment in respect of prior years	**(2.0)**	(3.1)
Credit for the year	**(137.7)**	(27.2)
Exceptional item—impairment reversal	—	910.8
At 31 March	**1,110.0**	1,249.7

13 Called up share capital

	2005	2004
	£'000	£'000
Authorised:		
2,500,000 ordinary shares of £1 each	**2,500.0**	2,500.0
Allotted, called up and fully paid:		
2,420,002 ordinary shares of £1 each	**2,420.0**	2,420.0

All shares are held by Wind Resources Limited.

14 Profit and loss account

	2005	2004
	£'000	£'000
At 1 April	**2,444.2**	382.9
Retained (loss)/profit for the financial year	**(1,051.1)**	2,061.3
At 31 March	**1393.1**	2,444.2

15 Reconciliation of movements in equity shareholders' funds

	2005	2004
	£'000	£'000
Profit for the financial year	**308.9**	2,611.3
Dividends	**(1,360.0)**	(550.0)
Net (deduction) from/addition to equity shareholders' funds	**(1,051.1)**	2,061.3
Opening equity shareholders' funds	**4,864.2**	2,802.9
Closing equity shareholders' funds	**3,813.1**	4,864.2

16 Related party transactions

Disclosure is not required of related party transactions between group companies since the Company meets the exemption criteria of being at least a 90% subsidiary of its parent, Wind Resources Limited.

Renewable Energy Systems Limited, an associate company of RES-Gen Limited, which owns 10% of Wind Resources Limited (the parent company), was the turnkey contractor for the construction of the windfarm, and held an operating and maintenance contract with the Company until March 2004. During the year the cost under this contract, was £nil (2004: £103,749) and at 31 March 2005 the Company owed £nil to Renewable Energy Systems Limited (2004: £5,374).

Western Power Generation Limited, an associate company of Avonbank Investments Limited, which holds 45% of the share capital of Wind Resources Limited, has a contract to provide management services to the Company. During the year the Company was charged £13,200 (2004: £12,876) under this contract, and at 31 March 2005 the Company owed £3,300 to Western Power Generation Limited (2004: £3,219). Payments in future years are linked to movements in the retail price index.

17 Lease commitments

The Company has a lease on the land occupied by the wind turbines that expires in July 2017, under which it has an obligation to pay the landowner, on a quarterly basis, the greater of either £100 per turbine or 2% of income from total units generated as rental.

18 Ultimate parent undertaking

The immediate parent undertaking of Coal Clough Limited is Wind Resources Limited, which is registered in England and Wales, and is the largest group into which the results of the Company are consolidated. Copies of the financial statements of Wind Resources Limited may be obtained from the Company's registered office as stated below.

Given that no member owns more than 45% of the issued share capital of Wind Resources Limited, it is therefore considered to be the ultimate parent undertaking.

Coal Clough Limited
Avonbank
Feeder Road
Bristol
BS2 0TB

Telephone: 0117 933 2000
Fax: 0117 933 2001

Coldham Windfarm Limited

Directors' Report and Accounts for the year ended 31 March 2007

Coldham Windfarm Limited

Directors' Report and Accounts
for the year ended 31 March 2007

Contents

Coldham Windfarm Limited

Report of the Directors

The directors present their report and audited Accounts for the year ended 31 March 2007.

This directors' report has been prepared in accordance with certain special provisions relating to small sized companies under section 246(4) of the Companies Act 1985.

Activities and review

The principal activity of Coldham Windfarm Limited, "the Company", is the operation of a windfarm near Coldham, Cambridgeshire. The company will continue with this activity for the foreseeable future.

Review of business and future development

The commissioning of a 16MW windfarm located near Coldham in Cambridgeshire was completed on 27 January 2006, following a period of limited generation which began in September 2005, therefore the year ended 31 March 2007 is the first full year of operations. The output from the windfarm is sold to a ScottishPower group company under a long-term power purchase agreement.

On 22 May 2007, Iberdrola S.A., the company's ultimate parent company, announced plans to sell up to 20% of the shares in its renewable energy subsidiary, Iberdrola Energias Renovables (Iberenova). The board of Iberdrola also authorised a reorganisation of this business area with the goal of incorporating all renewable energy-related companies within the Iberdrola and ScottishPower groups, including Coldham Windfarm Limited, in Iberenova, prior to the sale of the Iberenova shares.

Results and dividend

The profit for the year amounted to £1,065,000 (2006: £311,000). The aggregate dividends paid during the year amounted to £311,000 (2006: £nil). A final dividend of £1,065,000 is proposed in respect of the financial year ended 31 March 2007 and, if approved, will be paid in August 2007.

Directors

The directors who held office during the period were as follows:

Keith Anderson	
John Heasley	(resigned 15 December 2006)
David Morrison	(appointed 15 December 2006)
Graham Ramsbottom	
Christopher Stevens	

Statement of directors' responsibilities

The directors are responsible for preparing the Annual Report and the financial statements in accordance with applicable laws and regulations.

Company law requires the directors to prepare financial statements for each financial year. Under that law the directors' have elected to prepare the financial statements in accordance with United Kingdom Generally Accepted Accounting Practice (United Kingdom Accounting Standards and applicable law). The financial statements are required by law to give a true and fair view of the state of affairs of the company and of the profit or loss of the company for that period. In preparing these financial statements, the directors are required to:

- select suitable accounting policies and then apply them consistently;
- make judgements and estimates that are reasonable and prudent;
- state whether applicable UK Accounting Standards have been followed, subject to any material departures disclosed and explained in the financial statements;
- prepare the financial statements on the going concern basis unless it is inappropriate to presume that the company will continue in business.

The directors are responsible for keeping proper accounting records that disclose with reasonable accuracy at any time the financial position of the company and enable them to ensure that the financial statements comply with the Companies Act 1985. They are also responsible for safeguarding the assets of the company and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

Disclosure of information to auditors

Each of the persons who is a director at the date of approval of this report confirms that:

- as far as the director is aware, there is no relevant audit information of which the company's auditors are unaware; and
- the director has taken all the steps he ought to have taken as a director in order to make himself aware of any relevant audit information and to establish the company's auditors are aware of that information.

This confirmation is given and should be interpreted in accordance with the provisions of Section 234ZA of the Companies Act 1985.

Auditors

Under Section 379A of the Companies Act 1985, the company has elected to dispense with the following obligations:

- to lay accounts and reports before general meetings;
- to hold annual general meetings; and
- to appoint auditors annually.

During the year Deloitte & Touche LLP were appointed as auditors of the company for the year ending 31 March 2007.

On Behalf of the Board

Keith Anderson
Director
13 July 2007

Coldham Windfarm Limited

Accounting Policies and Definitions

Definitions

Revenue cost definitions

Cost of sales

Cost of sales reflects the direct costs of the generation of electricity and the costs of transmitting and distributing units of electricity.

Administrative expenses

Administrative expenses include the indirect costs of the business.

Other definitions

Company

Coldham Windfarm Limited

ScottishPower

Scottish Power Limited (formerly Scottish Power plc.)

Accounting Policies

Basis of accounting

The Accounts have been prepared under the historical cost convention and in accordance with applicable accounting standards in the UK and comply with the requirements of the Companies Act 1985.

Turnover

Turnover, which excludes Value Added Tax and trade discounts, represents the invoiced value of electricity generated, Renewable Obligation Certificates, Levy Exemption Certificates, and accrued income. Accrued income represents the sales value of energy which is yet to be invoiced and is based on the value of units supplied. Units are determined by energy volumes recorded on the windfarm meters and industry-wide trading and settlement systems. All revenue is earned wholly within the United Kingdom.

Interest

Interest payable and receivable is recognised in the profit and loss account as it is incurred.

Current tax

Current tax, comprising UK corporation tax, is provided at amounts expected to be paid (or recovered) using the tax rates and laws that have been enacted or substantively enacted by the balance sheet date.

Deferred tax

Deferred taxation is recognised in respect of all timing differences that have originated but not reversed at the balance sheet date.

Timing differences are differences between the company's taxable profits and its results as stated in the financial statements that arise from the inclusion of gains and losses in tax assessments in periods different from those in which they are recognised in the financial statements.

Deferred tax is measured on a non-discounted basis at the tax rates that are expected to apply in the years in which timing differences are expected to reverse, based on tax rates and laws enacted or substantively enacted at the balance sheet date.

Tangible Fixed Assets

Tangible fixed assets are stated at cost and are generally depreciated on the straight-line method over their estimated operational lives. Tangible fixed assets include capitalised employee and other costs which are directly attributable to the construction of fixed assets. The main depreciation periods used by the company are as set out below.

	Years
Plant and machinery	20

The carrying values of tangible fixed assets are reviewed for impairment if events or changes in circumstances indicate the carrying value may not be recoverable. Impairment losses are recognised in the period in which they are identified.

Decommissioning costs

Provision is made on a discounted basis for the estimated decommissioning costs at the end of the producing lives of the company's windfarm. Capitalised decommissioning costs are depreciated over the useful lives of the related assets. The unwinding of the discount is included within net interest and similar charges.

Coldham Windfarm Limited

Profit and Loss Account
for the year ended 31 March 2007

	Notes	2007	2006
		£'000	£'000
Turnover		**3,482**	1,093
Cost of sales		**(986)**	(186)
Gross profit		**2,496**	907
Administrative expenses		**(181)**	(75)
Other operating income		**19**	9
Operating profit	1	**2,334**	841
Net interest and similar charges	3	**(812)**	(397)
Profit on ordinary activities before taxation		**1,522**	444
Taxation	4	**(457)**	(133)
Profit for the year	15	**1,065**	311

The above results relate to continuing operations. The windfarm began limited generation in September 2005 and therefore the operating profit for the year ended 31 March 2006 represents trading results for the seven month period from September 2005 to March 2006. Full commissioning was completed on 27 January 2006.

A statement of total recognised gains and losses and a note of historical cost profits and losses are not shown, as all gains and losses for both years are recognised in the profit and loss account, under the historical cost convention.

The Accounting Policies and Definitions on pages 3 and 4, together with the Notes on pages 9 to 14, form part of these Accounts.

Coldham Windfarm Limited

Reconciliation or Movements in Shareholders' Funds for the year ended 31 March 2007

	Note	2007	2006
		£'000	£'000
Profit for the year		**1,065**	311
Dividends		**(311)**	—
Net movement in shareholders' funds		**754**	311
Opening shareholders' funds		**311**	—
Closing shareholders' funds	15	**1,065**	311

The Accounting Policies and Definitions on pages 3 and 4, together with the Notes on pages 9 to 14, form part of these Accounts.

Coldham Windfarm Limited

Cash Flow Statement
for the year ended 31 March 2007

	Note	2007 £'000	2006 £'000
Cash inflow from operating activities	5	**3,648**	590
Returns on investments and servicing of finance			
Interest received		**354**	—
Interest paid		**(1,039)**	—
Equity dividends paid		**(311)**	
Capital expenditure and financial investment			—
Purchasing of tangible fixed assets		**(549)**	(14,797)
Financing			
Increase in debt		**—**	17,000
Increase in cash in period		**2,103**	2,793

Reconciliation of Net Cash Flow to Movement in Net Debt
for the year ended 31 March 2007

	Note	2007 £'000	2006 £'000
Increase in cash in period	6	**2,103**	2,793
Cash inflow from increase in debt	6	**—**	(17,000)
Change in net debt resulting from cash flows		**2,103**	(14,207)
Net debt as at 1 April		**(14,207)**	—
Net debt as at 31 March		**(12,104)**	(14,207)

The Accounting Policies and Definitions on pages 3 and 4, together with the Notes on pages 9 to 14, form part of these Accounts.

Coldham Windfarm Limited

Balance Sheet
As at 31 March 2007

	Notes	2007 £'000	2006 £'000
Fixed assets			
Tangible assets	8	**15,852**	16,323
Current assets			
Debtors	9	**1,021**	1,031
Short-term bank and other deposits		**4,896**	2,793
		5,917	3,824
Creditors: amounts falling due within one year			
Loans and other borrowings	10	**(1,062)**	—
Other creditors	11	**(1,983)**	(2,279)
		(3,045)	(2,279)
Net current assets		**2,872**	1,545
Total assets less current liabilities		**18,724**	17,868
Creditors: amounts falling due after more than one year			
Loans and other borrowings	10	**(15,938)**	(17,000)
Provisions for liabilities			
—Deferred tax	12	**(1,473)**	(320)
—Other	13	**(248)**	(237)
Net assets		**1,065**	311
Called up share capital	14,15	**—**	—
Profit and loss account	15	**1,065**	311
Shareholders' funds	15	**1,065**	311

The called up share capital of the company is £100.

The Accounting Policies and Definitions on pages 3 and 4, together with the Notes on pages 9 to 14, form part of these Accounts.

Approved by the Board on 13 July 2007 and signed on its behalf by

Keith Anderson
Director

Coldham Windfarm Limited

Notes to the Accounts
for the year ended 31 March 2007

1 Operating profit

	2007	2006
	£'000	£'000
Operating profit is stated after charging		
Depreciation of tangible fixed assets	817	136
Hire of other assets—operating leases	82	46
Auditors' remuneration for audit of the company	3	3

2 Employee information

The company has no employees. The directors received no remuneration from the company in respect of services to the company.

3 Net interest and similar charges

	Note	2007	2006
		£'000	£'000
Analysis of net interest and similar charges			
Interest payable on group loans		970	579
Other interest payable		3	—
Total interest payable		973	579
Interest receivable on external funds		(86)	—
Interest receivable on internal funds		(86)	(182)
Total interest receivable		(172)	(182)
Net interest charge		801	397
Unwinding of discount on provisions	13	11	—
Net interest and similar charges		812	397

4 Taxation

	Note	2007	2006
		£'000	£'000
Current tax:			
UK Corporation tax		(364)	(187)
Adjustment in respect of the prior year		(332)	—
Total current tax		(696)	(187)
Deferred tax:			
Origination and reversal of timing differences	12	1,153	320
Total tax on profit on ordinary activities		457	133

The current tax credit for the year varied from the standard rate of UK corporation tax as follows:

	2007	2006
	£'000	£'000
UK corporation tax at 30% on profits for the year	457	133
Tax charge on ordinary activities	457	133
Effect of deferred tax	(821)	(320)
Adjustments in respect of prior year	(332)	—
Current tax credit for the year	(696)	(187)

5 Reconciliation of operating profit to cash inflow from operating activities

	2007	2006
	£'000	£'000
Operating profit	**2,334**	841
Adjustments for:		
Depreciation	**817**	136
Operating cash flows before movements in working capital	**3,151**	977
Decrease/(increase) in debtors	**524**	(662)
(Decrease)/increase in creditors	**(27)**	275
Net cash inflow from operating activities	**3,648**	590

6 Analysis of net debt

	At 1 April 2006	Cash flow	Other non-cash changes	At 31 March 2007
	£'000	£'000	£'000	£'000
Cash at bank	2,793	2,103	—	**4,896**
Debt due within one year	—	—	(1,062)	**(1,062)**
Debt due after more than one year	(17,000)	—	1,062	**(15,938)**
Total	(14,207)	2,103	—	**(12,104)**

7 Dividends

	2007	2006
	£'000	£'000
Total dividends paid	**311**	—
Final dividend proposed	**1,065**	311

The directors have proposed a final dividend for the year ended 31 March 2007 of £1,065,000 (2006: £311,000). This dividend has not been accounted for within the current year's financial statements as it has yet to be approved.

8 Tangible fixed assets

	Plant and machinery	Total
	£'000	£'000
Cost:		
At 1 April 2006	16,459	16,459
Additions	346	346
At 31 March 2007	**16,805**	**16,805**
Depreciation:		
At 1 April 2006	136	136
Charge for the year	817	817
At 31 March 2007	**953**	**953**
Net book value:		
At 31 March 2007	**15,852**	**15,852**
At 1 April 2006	16,323	16,323

9 Debtors

	2007	2006
	£'000	£'000
Amounts falling due within one year:		
Amounts owed by group undertakings	**657**	389
Group relief receivable	**364**	187
Other debtors	**—**	455
	1,021	1,031

10 Loans and other borrowings

	2007	2006
	£'000	£'000
Group loans payable	**17,000**	17,000
Repayments fall due as follows:		
Within one year	**1,062**	—
Between one and two years	**1,062**	1,062
Between two and five years	**3,186**	3,186
After more than five years	**11,690**	12,752
	17,000	17,000

The loan is provided by Scottish Power UK Holdings Limited ("SPUKH"). Loan amounts owed at 31 March 2007 are repayable in equal annual instalments from 27 January 2008 until 27 January 2023, in accordance with the loan agreement.

The loan is secured upon the assets of the company in accordance with the debenture agreement between the company and SPUKH.

Interest is charged at the benchmark 15 year UK Gilts rate prevailing on 11 April 2005 plus 130 basis points, in accordance with the shareholders' agreement. The interest rate used is 5.707%.

11 Other creditors

	2007	2006
	£'000	£'000
Amounts falling due within one year:		
Amounts owed to group undertakings	**513**	597
Trade creditors	**2**	185
Other taxes and social security	**94**	—
Capital creditors and accruals	**1,222**	1,425
Accrued expenses	**152**	72
	1,983	2,279

12 Provisions for liabilities—Deferred tax

	2007	2006
	£'000	£'000
Deferred tax provided in the Accounts is as follows:		
Accelerated capital allowances	**1,473**	320

	Note	2007
		£'000
Deferred tax provided at 1 April 2006		320
Charged in profit and loss account	4	1,153
Deferred tax provided at 31 March 2007		**1,473**

The 2007 Budget introduced a potential corporation tax change that would impact the deferred tax calculation. The 2007 Finance Bill was passed through the House of Commons on 26 June 2007 and is regarded as substantially enacted from that date. This change is the reduction to the rate of corporation tax from 30% to 28% with effect from 1 April 2008. If this change was applied as at 31 March 2007 then the deferred tax would reverse at 28% and this would have the effect of reducing the deferred tax liability at 31 March 2007 to £1,375,000.

13 Provisions for liabilities—Other provisions

	Notes	At 1 April 2006	Unwinding of discount	At 31 March 2007
		£'000	£'000	£'000
Decommissioning	(a)	237	11	**248**

(a) The provision for decommissioning costs is the discounted future estimated costs of decommissioning the company's windfarm. Decommissioning is expected to occur from 2026.

14 Share capital

	2007	2006
	£	£
Authorised:		
800 ordinary – A shares of £1 each	800	800
200 ordinary – B shares of £1 each	200	200
Total authorised	**1,000**	**1,000**
Allotted, called up and fully paid:		
80 ordinary – A shares of £1 each	80	80
20 ordinary – B shares of £1 each	20	20
Total allotted, called up and fully paid	**100**	**100**

15 Analysis of movements in shareholders' funds

	Share capital	Profit and loss account	Total
	£'000	£'000	£'000
At 1 April 2006	—	311	**311**
Profit for the year	—	1,065	**1,065**
Dividends	—	(311)	**(311)**
As at 31 March 2007	—	**1,065**	**1,065**

16 Contingent asset

As a result of the delays in completing the wind farm construction, the company is pursuing liquidated damages from the contractor under the terms of the contract, for the period from October 2005 to January 2006. The company has not recognised any income or expense in relation to liquidated damages arising from this issue in the year ended 31 March 2007, as agreement of the total amount has not been finalised.

17 Financial commitments

(a) Analysis of annual commitments under operating leases

	2007	2006
	£'000	£'000
Leases of land and buildings expiring in:		
More than five years	**32**	32

(b) Capital commitments

	2007	2006
	£'000	£'000
Contracted but not provided	**109**	453

18 Related party transactions

(a) Trading transactions and balances arising in the normal course of business:-

	2007	2006
	£	£
Scottish Power Energy Retail Limited		
Sales to	**3,482,000**	1,093,000
Other services provided to	**19,000**	9,000
Period end balance due from	**138,000**	202,000
Period end balance due to	**—**	10,000
Scottish Power UK Holdings Limited		
Period end balance due from	**519,000**	—
Scottish Power Generation Limited		
Period end balance due to	**—**	5,000
CRE Energy Limited		
Period end balance due to	**—**	3,000
Callagheen Wind Farm Limited		
Period end balance due from	**—**	5,000

(b) Funding transactions and balances arising in the normal course of business:-

	2007	2006
	£	£
Scottish Power UK Holdings Limited		
Interest payable to	**970,000**	579,000
Interest receivable from	**86,000**	182,000
Period end balance due from	**80**	80
Period end balance due to	**17,513,000**	17,397,000
Co-operative Group (CWS) Limited		
Period end balance due from	**20**	20

19 Ultimate parent company

Coldham Windfarm Limited is a subsidiary company owned 80% by Scottish Power UK Holdings Limited and 20% by Co-operative Group (CWS) Limited.

At 31 March 2007 the directors regarded Scottish Power Limited as the ultimate parent company, which is also the parent company of the largest group in which the results are consolidated. The parent company of the smallest group in which the results of the company are consolidated is Scottish Power UK Holdings Limited. Copies of both companies' consolidated Accounts may be obtained from The Secretary, Scottish Power Limited, 1 Atlantic Quay, Glasgow G2 8SP. Subsequent to the year end, on 23 April 2007, Scottish Power Limited was acquired by Iberdrola S.A. From this date, the directors consider Iberdrola S.A. to be the ultimate parent company.

Independent Auditors' Report
To the members of Coldham Windfarm Limited

We have audited the financial statements of Coldham Windfarm Limited for the year ended 31 March 2007 which comprise the Accounting Policies and Definitions, the Profit and Loss Account, the Balance Sheet, the Cash Flow statement, the Reconciliation of Movements in Shareholders' Funds and the related notes 1 to 19. These financial statements have been prepared under the accounting policies set out therein.

This report is made solely to the company's members, as a body, in accordance with Section 235 of the Companies Act 1985. Our audit work has been undertaken so that we might state to the company's members those matters we are required to state to them in an auditors' report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company and the company's members as a body, for our audit work, for this report, or for the opinions we have formed.

Respective responsibilities of directors and auditors

The directors' responsibilities for preparing the financial statements in accordance with applicable law and United Kingdom Accounting Standards (United Kingdom Generally Accepted Accounting Practice) are set out in the statement of Directors' Responsibilities.

Our responsibility is to audit the financial statements in accordance with relevant legal and regulatory requirements and International Standards on Auditing (UK and Ireland).

We report to you our opinion as to whether the financial statements give a true and fair view and are properly prepared in accordance with the Companies Act 1985. We also report to you whether in our opinion the information given in the Directors' Report is consistent with the financial statements. In addition we report to you if, in our opinion, the company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors' remuneration and other transactions is not disclosed.

We read the Directors' Report and consider the implications for our report if we become aware of any apparent misstatements within it.

Basis of audit opinion

We conducted our audit in accordance with International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board, An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

Opinion

In our opinion:

- the financial statements give a true and fair view, in accordance with United Kingdom Generally Accepted Accounting Practice, of the state of the company's affairs as at 31 March 2007 and of its profit for the year then ended;
- the financial statements have been properly prepared in accordance with the Companies Act 1985; and
- the information given in the Directors' Report is consistent with the financial statements.

Deloitte & Touche LLP
Chartered Accountants and Registered Auditors
Glasgow, United Kingdom

10th July 2007

Coldham Windfarm Limited

Directors' Report and Accounts
for the year ended 31 March 2006

Coldham Windfarm Limited

Directors' Report and Accounts for the period ended 31 March 2006

Contents

Coldham Windfarm Limited

Report of the Directors

The directors present their report and audited Accounts for the year ended 31 March 2006.

Activities and review

The principal activity of Coldham Windfarm Limited, "the company", is the operation of a windfarm near Coldham, Cambridgeshire. The company will continue with this activity for the foreseeable future.

Review of business and future development

The development of a 16MW windfarm located near Coldham in Cambridgeshire was completed during the year. Construction activities commenced in Spring 2005, limited generation began on 5 September 2005 and the windfarm completed full commissioning on 27 January 2006. The output from the wind farm is sold to a ScottishPower group company under a long-term power purchase agreement.

Results and dividend

The profit for the year amounted to £311,000 (period ended 31 March 2005: £nil). No dividend was paid during the year. A final dividend of £311,000 is proposed in respect of the year end, if approved, will be paid in January 2007.

Directors and their interests

The directors who held office during the period were as follows:

Keith Anderson	(appointed 23 June 2005)
John Heasley	
Graham Ramsbottom	
Susan Reilly	(resigned 23 June 2005)
Christopher Stevens	

John Heasley resigned his directorship on 15 December 2006 and was replaced by David Morrison on the same day.

None of the directors who held office at the end of the financial year had any disclosable interests in the shares of the company. The interests of the directors (other than those who are also directors of a parent company of the company) in the shares of Scottish Power plc, at the beginning of the year, or date of appointment if later, and end of the year were as follows:

Keith Anderson	As at date of appointment 23 June 2005	Granted/ appropriated/ other net movement	Exercised	Lapsed	Vested	At 31 March 2006
Shares						
Ordinary Shares (*)	10,269	369	—	—	—	10,638
ESOP Free & Matching Shares (#)	1,639	204	—	—	—	1,843
LTIP—Potential (**)	31,733	—	—	—	—	31,733
Options						
Executive Scheme	48,182	—	—	—	—	48,182
Sharesave Scheme	5,123	—	—	—	—	5,123

John Heasley	At 1 April 2005	Granted/ appropriated/ other net movement	Exercised	Lapsed	Vested	At 31 March 2006
Shares						
Ordinary Shares (*)	706	1,527	—	—	—	2,233
ESOP Free & Matching Shares (#)	647	290	—	—	—	937
LTIP—Potential (**)	6,753	6,167	—	—	—	12,920
Options						
Executive Scheme	18,894	—	—	—	—	18,894
Sharesave Scheme	3,051	—	—	—	—	3,051

(*) These shares include Partnership Shares purchased pursuant to the Inland Revenue approved ScottishPower Employee Share Ownership Plan (ESOP).

(#) All Free Shares and Matching Shares appropriated pursuant to the Inland Revenue approved ScottishPower ESOP are held in Trust and are subject to forfeiture provisions during the three year period from the date of appropriation.

(**) These shares represent, in each case, the maximum number of shares which the directors may receive, dependent on the satisfaction of certain performance criteria as approved by the shareholders of Scottish Power plc in connection with the Long Term Incentive Plan.

Directors' responsibilities

The directors are required by UK company law to prepare Accounts for each financial year which give a true and fair view of the state of affairs of the company as at the end of the financial year and of the profit or loss of the company for the year.

The directors confirm that suitable accounting policies have been used and applied consistently and that reasonable and prudent judgements have been made in the preparation of the Accounts for the year ended 31 March 2006. The directors also confirm that applicable accounting standards have been followed and that the Accounts have been prepared on the going concern basis.

The directors are responsible for maintaining proper accounting records, and sufficient internal controls to safeguard the assets of the company and to prevent and detect fraud or any other irregularities.

Each of the directors in office as at the date of this Directors' Report and Accounts confirms that:

- so far as he is aware, there is no relevant audit information of which the company's auditors are unaware; and
- he has taken all the steps that he ought to have taken as a director in order to make himself aware of any relevant audit information and to establish that the company's auditors are aware of that information.

Auditors

Under Section 379A of the Companies Act 1985, the company has elected to dispense with the following obligations:

- to lay accounts and reports before general meetings;
- to hold annual general meetings; and
- to appoint auditors annually.

The directors appointed PricewaterhouseCoopers LLP as auditors on 9 January 2006.

During the period, Scottish Power plc, the company's ultimate parent company, carried out a competitive tender in relation to the provision of audit services. Following the outcome of this exercise, the Board of Scottish Power plc. on recommendation of the Audit Committee of Scottish Power plc. sought shareholder approval at the Annual General Meeting of Scottish Power plc to appoint Deloitte & Touche LLP in place of the retiring auditors, PricewaterhouseCoopers LLP. This approval was obtained and the directors of Coldham Windfarm Limited will propose the appointment of Deloitte & Touche LLP as auditors of the company for the year ending 31 March 2007.

On Behalf of the Board

Keith Anderson
Director
22 December 2006

Coldham Windfarm Limited
Accounting Policies and Definitions

Definitions

Revenue cost definitions

Cost of sales

Cost of sales represents the direct costs of the generation of electricity.

Administrative expenses

Administrative expenses include the indirect costs of the business.

Other definitions

Company

Coldham Windfarm Limited

ScottishPower

Scottish Power plc.

Ultimate parent company

Scottish Power plc.

Accounting Policies

Basis of accounting

The Accounts have been prepared under the historical cost convention and in accordance with applicable accounting standards in the UK and comply with the requirements of the Companies Act 1985.

Turnover

Turnover, which excludes Value Added Tax and trade discounts, represents the invoiced value of electricity generated, Renewable Obligation Certificates and accrued income. Accrued income represents the sales value of energy which is yet to be invoiced and is based on the value of units supplied. Units are determined by energy volumes recorded on the windfarm meters and industry-wide trading and settlement systems.

Interest

Interest payable and receivable is recognised in the profit and loss account as it is incurred.

Taxation

Where required, and in accordance with Financial Reporting Standard ("FRS") 19 'Deferred Tax', full provision is made for deferred tax on a non-discounted basis.

Tangible Fixed Assets

Tangible fixed assets are stated at cost and are generally depreciated on the straight-line method over their estimated operational lives. Tangible fixed assets include capitalised employee and other costs which are directly attributable to the construction of fixed assets. The main depreciation periods used by the company are as set out below.

	Years
Plant and machinery	20

The carrying values of tangible fixed assets are reviewed for impairment if events or changes in circumstances indicate the carrying value may not be recoverable. Impairment losses are recognised in the period in which they are identified.

Decommissioning costs

Provision is made on a discounted basis for the estimated decommissioning costs at the end of the producing lives of the company's windfarm. Capitalised decommissioning costs are depreciated over the useful lives of the related assets. The unwinding of the discount is included within net interest and similar charges.

Coldham Windfarm Limited

Profit and Loss Account
for the year ended 31 March 2006

	Notes	Year ended 31 March 2006	Eight months ended 31 March 2005
		£'000	£'000
Turnover		1,093	—
Cost of sales		(186)	—
Gross profit		907	—
Administrative expenses		(75)	—
Other operating income		9	—
Operating profit	1	841	—
Net interest and similar charges	3	(397)	—
Profit on ordinary activities before taxation		444	—
Taxation	4	(133)	—
Profit for the year/period	15	311	—

The above results relate to continuing operations. The wind farm began limited generation in September 2005 and therefore there are no prior period comparatives; and the operating profit for the year ended 31 March 2006 represents results for the seven month period from September 2005 to March 2006.

A statement of total recognised gains and losses and a note of historical cost profits and losses are not shown, as all gains and losses for both years are recognised in the profit and loss account, under the historical cost convention.

The Accounting Policies and Definitions on pages 4 and 5, together with the Notes on pages 10 to 15, form part of these Accounts.

Coldham Windfarm Limited

Reconciliation of Movements in Shareholders' Funds for the year ended 31 March 2006

	Note	Year ended 31 March 2006	Eight months ended 31 March 2005
		£'000	£'000
Profit for the year/period		311	—
Net movement in shareholders' funds		311	—
Opening shareholders' funds		—	—
Closing shareholders' funds	15	311	—

The Accounting Policies and Definitions on pages 4 and 5, together with the Notes on pages 10 to 15, form part of these Accounts.

Coldham Windfarm Limited

Cash Flow Statement
for the year ended 31 March 2006

	Note	Year ended 31 March 2006	Eight months ended 31 March 2005
		£'000	£'000
Cash inflow from operating activities	5	590	—
Capital expenditure and financial investment		(14,797)	—
Financing			
—Increase in debt		17,000	—
Increase in cash in period		2,793	—

Reconciliation of Net Cash Flow to Movement in Net Debt
for the year ended 31 March 2006

	Note	Year ended 31 March 2006	Eight months ended 31 March 2005
		£'000	£'000
Increase in cash in period	6	2,793	—
Cash inflow from increase in debt	6	(17,000)	—
Change in net debt resulting from cash flows		(14,207)	—
Net funds as at 1 April 2005 and 2 August 2004		—	—
Net funds as at 31 March		(14,207)	—

The Accounting Policies and Definitions on pages 4 and 5, together with the Notes on pages 10 to 15, form part of these Accounts.

Coldham Windfarm Limited

Balance Sheet
as at 31 March 2006

	Notes	2006 £'000	2005 £'000
Fixed assets			
Tangible assets	8	16,323	746
Current assets			
Debtors	9	1,031	—
Short-term bank and other deposits		2,793	—
		3,824	—
Creditors: amounts falling due within one year			
Other creditors	10	(2,279)	(746)
		(2,279)	(746)
Net current assets/(liabilities)		1,545	(746)
Total assets less current liabilities		17,868	—
Creditors: amounts falling due after more than one year			
Loans and other borrowings	11	(17,000)	—
Provisions for liabilities and charges			
—Deferred tax	12	(320)	—
—Other	13	(237)	—
Net assets		311	—
Called up share capital	14, 15	—	—
Profit and loss account	15	311	—
Equity shareholders' funds	15	311	—

The called up share capital of the company is £100.

The Accounting Policies and Definitions on pages 4 and 5, together with the Notes on pages 10 to 15, form part of these Accounts.

Approved by the Board on 22 December 2006 and signed on its behalf by

Keith Anderson
Director

Coldham Windfarm Limited

Notes to the Accounts
for the year ended 31 March 2006

1 Operating profit

	2006 £'000	2005 £'000
Operating profit is stated after charging:		
Depreciation of tangible fixed assets	136	—
Hire of land and buildings—operating leases	46	—
Auditors' remuneration for audit of the company	3	—

The audit fee for the company for the period ended 31 March 2005 was borne by the ultimate parent company, Scottish Power plc.

2 Employee information

The company has no employees.

3 Net interest and similar charges

	2006 £'000	2005 £'000
Analysis of net interest and similar charges		
Interest payable on group loans	579	—
Interest receivable	(182)	—
Net interest and similar charges	397	—

4 Tax on profit on ordinary activities

	Note	2006 £'000	2005 £'000
Current tax:			
UK Corporation tax		(187)	—
Deferred tax:			
Origination and reversal of timing differences	12	320	—
Total tax on profit on ordinary activities		133	—

The current tax credit for the year varied from the standard rate of UK corporation tax as follows:

	2006 £'000	2005 £'000
UK corporation tax at 30% on profits for the year	133	—
Tax charge on ordinary activities	133	—
Effect of deferred tax	(320)	—
Current tax credit for the year	(187)	—

5 Reconciliation of operating profit to cash inflow from operating activities

	2006 £'000	2005 £'000
Operating profit	841	—
Adjustments for:		
Depreciation	136	—
Operating cash flows before movements in working capital	977	
Increase in debtors	(662)	—
Increase in creditors	275	—
Cash inflow from operating activities	590	—

6 Analysis of net debt

	At 1 April 2005	Cash flow	At 31 March 2006
	£'000	£'000	£'000
Cash at bank	—	2,793	**2,793**
Debt due after more than one year	—	(17,000)	**(17,000)**
Total	—	(14,207)	**(14,207)**

7 Dividends

	2006	2005
	£'000	£'000
Total dividends paid	—	—
Final dividend proposed	**311**	—

The directors have proposed a final dividend for the year ended 31 March 2006 of £311.000. This dividend has not been accounted for within the current year financial statement as it has yet to be approved.

8 Tangible fixed assets

	Plant and machinery	Total
	£'000	£'000
Cost:		
At 1 April 2005	**746**	**746**
Additions	15,713	15,713
At 31 March 2006	**16,459**	**16,459**
Depreciation:		
At 1 April 2005	—	—
Charge for the year	136	136
At 31 March 2006	**136**	**136**
Net book value:		
At 31 March 2006	**16,323**	**16,323**
At 1 April 2005	746	746

Included in plant and machinery are costs of £nil (2005: £745.654) relating to assets in the course of construction. Assets in the course of construction are not depreciated.

9 Debtors

	2006	2005
	£'000	£'000
Amounts falling due within one year:		
Amounts owed by group undertakings	**389**	—
Group relief receivable	**187**	—
Other debtors	**455**	—
	1,031	—

10 Other creditors

	2006 £'000	2005 £'000
Amounts falling due within one year:		
Amounts owed to group undertakings	**597**	746
Trade creditors	**185**	—
Capital creditors and accruals	**1,425**	—
Accrued expenses	**72**	—
	2,279	746

11 Loans and other borrowings

	2006 £'000	2005 £'000
Amounts falling due after more than one year:		
Group loans payable	**17,000**	—

The loan is provided by Scottish Power UK Holdings Limited ("SPUKH"). Loan amounts owed at 31 March 2006 are repayable in equal annual installments from 27 January 2008 until 27 January 2023, in accordance with the loan agreement.

The loan is secured upon the assets of the company in accordance with the debenture agreement between the company and SPUKH.

Interest is charged at the benchmark 15 year UK Gilt's rate prevailing on 11 April 2005 plus 130 basis points, in accordance with the shareholders' agreement. The interest rate used is 5.707%.

12 Provisions for liabilities and charges—Deferred tax

Deferred tax provided in the Accounts is as follows:

	2006 £'000	2005 £'000
Accelerated capital allowances	**320**	—

	Note	2006 £'000
Deferred tax provided at 1 April 2005		—
Charged in profit and loss account	4	320
Deferred tax provided at 31 March 2006		**320**

13 Provisions for liabilities and charges—Other provisions

	Notes	At 1 April 2005 £'000	New provisions £'000	At 31 March 2006 £'000
Decommissioning	(a)	—	237	237

(a) The provision for decommissioning costs is the discounted future estimated costs of decommissioning the company's wind farm. Decommissioning is expected to occur from 2026.

14 Share capital

	2006	2005
	£	£
Authorised:		
800 ordinary—A shares of £1 each	800	800
200 ordinary—B shares of £1 each	200	200
Total authorised	**1,000**	**1,000**
Allotted, called up and fully paid:		
80 ordinary—A shares of £1 each	80	80
20 ordinary—B shares of £1 each	20	20
Total allotted, called up and fully paid	**100**	**100**

15 Analysis of movements in shareholders' funds

	Share capital	Profit and loss account	Total
	£'000	£'000	£'000
At 1 April 2005	—	—	—
Profit for the year	—	311	**311**
As at 31 March 2006	—	311	**311**

The called up share capital of the company is £100 (2005: £100).

16 Contingent asset and liability

The company has entered into obligations to restore the wind farm site with the Cooperative Group (CWS) Limited and Fenland District Council. This liability will only arise if restoration is not carried out in accordance with the terms of the agreement. The maximum liability is £283,200 and £80,000 respectively.

As a result of the delays in completing the wind farm construction, the company is pursuing liquidated damages from the contractor under the terms of the contract, for the period from October 2005 to January 2006. The company has not recognised any income or expense in relation to liquidated damages arising from this issue in the year to 31 March 2006, as agreement of the total amount payable has not been finalised.

17 Financial commitments

(a) Analysis of annual commitments under operating leases

	2006	2005
	£'000	£'000
Leases of land and buildings expiring:		
More than five years	**32**	18

(b) Capital commitments

	2006	2005
	£'000	£'000
Contracted but not provided	**453**	215

18 Directors' emoluments

None of the directors received any remuneration from the company, or from related companies, in respect of their services to the company.

19 Related party transactions

a) Trading transactions and balances arising in the normal course of business:-

	2006 £	2005 £
Scottish Power Energy Retail Limited		
Sales to	1,102,000	—
Period end balance due from	202,000	—
Period end balance due to	10,000	—
Scottish Power Generation Limited		
Period end balance due to	5,000	—
CRE Energy Limited		
Period end balance due to	3,000	—

b) Funding transactions and balances arising in the normal course of business:-

	2006 £	2005 £
Scottish Power UK Holdings Limited		
Period end balance due from	80	80
Period end balance due to	17,397,000	745,654
Co-operative Group (CWS) Limited		
Period end balance due from	20	20

20 Ultimate parent company

Coldham Windfarm Limited is a subsidiary company owned 80% by Scottish Power UK Holdings Limited and 20% by Co-operative Group (CWS) Limited.

The directors regard Scottish Power plc as the ultimate parent company, which is also the parent company of the largest group in which the results are consolidated. The parent company of the smallest group in which the results of the company are consolidated is Scottish Power UK Holdings Limited. Copies of both companies' consolidated Accounts may be obtained from The Secretary, Scottish Power plc, 1 Atlantic Quay, Glasgow G2 8SP.

Coldham Windfarm Limited

Independent Auditors' Report
To the members of Coldham Windfarm Limited

We have audited the financial statements of Coldham Windfarm Limited for the year ended 31 March 2006 which comprise the Accounting Policies and Definitions, the Profit and Loss Account, the Balance Sheet, the Cash Flow Statement, the Reconciliation of Movements in Shareholders' Funds and the related notes. These financial statements have been prepared under the accounting policies set out therein.

Respective responsibilities of directors and auditors

As described in the Statement of Directors' Responsibilities the company's directors are responsible for the preparation of the financial statements in accordance with applicable law and United Kingdom Accounting Standards (United Kingdom Generally Accepted Accounting Practice).

Our responsibility is to audit the financial statements in accordance with relevant legal and regulatory requirements and International Standards on Auditing (UK and Ireland). This report including the opinion, has been prepared for and only for the company's members as a body in accordance with Section 235 of the Companies Act 1985 and for no other purpose. We do not, in giving this opinion, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

We report to you our opinion as to whether the financial statements give a true and fair view and are properly prepared in accordance with the Companies Act 1985. We report to you whether in our opinion the information given in the Directors' Report is consistent with the financial statements. We also report to you if, in our opinion, the company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors' remuneration and other transactions is not disclosed.

We read the Directors' Report and consider the implications for our report if we become aware of any apparent misstatements within it.

Basis of audit opinion

We conducted our audit in accordance with International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board. An audit includes examination, on a test basis of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgments made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

Opinion

In our opinion:

- the financial statements give a true and fair view, in accordance with United Kingdom Generally Accepted Accounting Practice, of the state of the company's affairs as at 31 March 2006 and of its profit for the year then ended;
- the financial statement have been properly prepared in accordance with the Companies Act 1985; and
- the information given in the Directors' Report is consistent with the financial statements.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Chartered Accountants and Registered Auditors
Glasgow
22 December 2006

Coldham Windfarm Limited
(formerly Continental Shelf 311 Limited)

Directors' Report and Accounts
for the period ended 31 March 2005

Coldham Windfarm Limited

Directors' Report and Accounts
for the period ended 31 March 2005

Contents

Coldham Windfarm Limited

Report of the Directors

The directors present their first report and audited Accounts for the period from the company's incorporation on 2 August 2004 to 31 March 2005.

Activities and review

The company was incorporated on 2 August 2004 as Continental Shelf 311 Limited and changed its name on 24 September 2004 to Coldham Windfarm Limited. The company is a subsidiary company owned 80% by Scottish Power UK Holdings Limited and 20% by the Co-operative Group (CWS) Limited. The company's principal activity will be the construction and operation of a windfarm near Coldham, Cambridgeshire. The company was not involved in trading during the year.

Review of business and future development

The principal activity of the company during the period was the development of a 16MW windfarm located near Coldham in Cambridgeshire. Construction activities commenced in Spring 2005 and the windfarm became fully operational in October 2005.

The output from the wind farm will be sold to a ScottishPower group company under a long-term power purchase agreement and is expected to be profitable in the first full year of operation.

Results and dividend

The profit of the company for the period amounted to £nil. The directors recommend that no dividend be paid in respect of the period ended 31 March 2005.

Post balance sheet event

The company entered into a number of contracts on 11 April 2005 in relation to the construction of the windfarm, land lease agreements and service and maintenance agreements. The value of the construction contracts entered into was some £15 million. Full construction activities commenced in April 2005 and the windfarm became fully operational in October 2005.

Directors and their interests

The directors who held office during the period were as follows:

MD Directors Limited	(appointed at incorporation on 2 August 2004, resigned 29 September 2004)
John Heasley	(appointed on 29 September 2004)
Graham Ramsbottom	(appointed on 29 September 2004)
Susan Reilly	(appointed on 29 September 2004)
Christopher Stevens	(appointed on 29 September 2004)

Susan Reilly resigned as a director on 23 June 2005 and was subsequently replaced by Keith Anderson on the same date.

None of the directors who held office at the end of the financial period had any disclosable interests in the shares of the company. The interests of the directors (other than those who are also directors of a parent company of the company) in the shares of Scottish Power plc, at the beginning and end of the period were as follows:

John Heasley	At date of appointment (29 Sep 2004)	Granted/ appropriated/ other net movement	Exercised	Lapsed	Vested	31 Mar 2005
Shares						
Ordinary Shares (*)	498	208	—	—	—	706
ESOP Free & Matching Shares (#)	467	180	—	—	—	647
LTIP—Potential (**)	6,753	—	—	—	—	6,753
Options						
Executive Scheme	18,894	—	—	—	—	18,894
Sharesave Scheme	3,051	—	—	—	—	3,051

Susan Reilly	At date of appointment (29 Sept 2004)	Granted/ appropriated/ other net movement	Exercised	Lapsed	Vested	31 Mar 2005
Shares						
Ordinary Shares (*)	6,112	262	—	—	—	6,374
ESOP Free & Matching Shares (#)	1,451	179	—	—	—	1,630
Deferred Share Plan (†)	2,127	—	—	—	—	2,127
LTIP—Potential (**)	51,320	—	—	—	—	51,320
LTIP—Vested	7,801	—	—	—	—	7,801
Options						
Executive Scheme	123,199	—	—	—	—	123,199
Sharesave Scheme	3,073	—	—	—	—	3,073

(*) These shares include Partnership Shares purchased pursuant to the Inland Revenue approved ScottishPower Employee Share Ownership Plan (ESOP).

(#) All Free Shares and Matching Shares appropriated pursuant to the Inland Revenue approved ScottishPower ESOP are held in Trust and are subject to forfeiture provisions during the three year period from the date of appropriation.

(†) Deferred shares represent a portion of performance bonus and are held in trust for three years from the award date.

(**) These shares represent, in each case, the maximum number of shares which the directors may receive, dependent on the satisfaction of certain performance criteria as approved by the shareholders of Scottish Power plc in connection with the Long Term Incentive Plan.

Directors' responsibilities

The directors are required by UK company law to prepare Accounts for each financial period which give a true and fair view of the state of affairs of the company as at the end of the financial period and of the profit or loss of the company for the period.

The directors confirm that suitable accounting policies have been used and applied consistently and that reasonable and prudent judgements have been made in the preparation of the Accounts for the period ended 31 March 2005. The directors also confirm that applicable accounting standards have been followed and that the Accounts have been prepared on the going concern basis.

The directors are responsible for maintaining proper accounting records, and sufficient internal controls to safeguard the assets of the company and to prevent and detect fraud or any other irregularities.

Auditors

The directors appointed PricewaterhouseCoopers LLP as auditors on 9 January 2006.

Under Section 379A of the Companies Act 1985, the company has elected to dispense with the following obligations:

- to lay accounts and reports before general meetings;
- to hold annual general meetings; and
- to appoint auditors annually.

On Behalf of the Board

John Heasley

John Heasley
Director
26 January 2006

Coldham Windfarm Limited

Accounting Policies

Basis of accounting

The Accounts have been prepared on the going concern basis, under the historical cost convention, and in accordance with applicable accounting standards in the UK and comply with the requirements of the Companies Acts 1985.

Profit and Loss Account

The company had no revenues or costs, or other recognised gains and losses in the period ended 31 March 2005. Accordingly, no profit and loss account or statement of total recognised gains and losses has been prepared.

Cash Flow Statement

The company had no cash flows in the period ended 31 March 2005 because all costs were incurred by another group company. Accordingly, no cash flow statement has been prepared.

Taxation

Where required, and in accordance with Financial Reporting Standard ("FRS") 19 'Deferred Tax', full provision for deferred tax is made on a non-discounted basis.

Tangible Fixed Assets

Tangible fixed assets are stated at cost and are depreciated using the straight line method over their estimated operational lives. Tangible fixed assets include capitalised employee and other costs which are directly attributable to the construction of fixed assets. Fixed assets are not subject to depreciation while under construction. The carrying value of tangible fixed assets is reviewed for impairment if events or changes in circumstances indicate the carrying value may not be recoverable. Impairment losses are recognised in the period in which they are identified.

Coldham Windfarm Limited

Balance Sheet
as at 31 March 2005

	Notes	2005
		£
Fixed assets		
Tangible assets	3	745,654
Current assets		
Debtors	4	100
Creditors: amounts falling due within one year		
Other creditors	5	(745,654)
Net current liabilities		(745,554)
Net assets		100
Called up share capital	6,7	100
Profit and loss account	7	—
Equity shareholders' funds	7	100

The Accounting Policies on page 4, together with the Notes on pages 6 to 8, form part of these Accounts.

Approved by the Board on 26 January 2006 and signed on its behalf by

John Heasley
Director

Notes to the Accounts
for the period ended 31 March 2005

1 Audit fees

The audit fees for the company for the period was borne by the ultimate parent company, Scottish Power plc.

2 Employee information

The company has no employees.

3 Tangible fixed assets

	Plant and machinery	Total
	£	£
Cost:		
At 2 August 2004	—	—
Additions	745,654	745,654
At 31 March 2005	**745,654**	**745,654**
Depreciation:		
At 31 March 2005 and 2 August 2004	—	—
Net book value:		
At 31 March 2005	**745,654**	**745,654**

Included in plant and machinery are costs of £745,654 relating to assets in course of construction. Assets in the course of construction are not depreciated.

4 Debtors

	2005
	£
Amounts falling due within one year:	
Amounts owed by Scottish Power UK Holdings Limited	**80**
Amounts owed by Co-operative Group (CWS) Limited	**20**
	100

5 Other creditors

	2005
	£
Amounts owed to parent undertaking	**745,654**

6 Share capital

	31 March 2005
	£
Authorised:	
800 ordinary—A shares of £1 each	800
200 ordinary—B shares of £1 each	200
Total authorised	**1,000**

	At 2 August 2004	Issued during period	31 March 2005
	£	£	£
Allotted, called up and fully paid:			
80 ordinary—A shares of £1 each	1	79	80
20 ordinary—B shares of £1 each	—	20	20
Total allotted, called up and fully paid	1	99	100

On 29 September 2004, 1 'A' share was transferred from MD Directors Limited to Scottish Power UK Holdings Limited. On the same date a further 79 'A' shares were allotted to Scottish Power UK Holdings Limited and 20 'B' shares were allotted to Co-operative Group (CWS) Limited.

7 Analysis of movements in shareholders' funds

	Share capital	Profit and loss account	Total 2005
	£	£	£
At 2 August 2004	1	—	1
Share capital issued in the period	99	—	99
Retained profit for the period	—	—	—
As at 31 March 2005	100	—	100

8 Financial commitments

	2005
	£
Capital commitments	
Contracted but not provided	215,000

9 Directors' emoluments

None of the directors received any remuneration from the company, or from related companies, in respect of their services to the company.

10 Related party transactions

Trading, capital expenditure and financing transactions and balances arising in the normal course of business:-

	Scottish Power UK Holdings Limited	Co-operative Group (CWS) Limited
	£	£
Sales to	—	—
Purchases from	—	—
Period end balance due from	80	20
Period end balance due to	745,654	—

11 Ultimate parent company

Coldham Windfarm Limited is a subsidiary company owned 80% by Scottish Power UK Holdings Limited and 20% by Co-operative Group (CWS) Limited.

The directors regard Scottish Power plc as the ultimate parent company, which is also the parent company of the largest group in which the results are consolidated. The parent company of the smallest group in which the results of the company are consolidated is Scottish Power UK Holdings Limited. Copies of both companies' consolidated Accounts may be obtained from The Secretary, Scottish Power plc, 1 Atlantic Quay, Glasgow G2 8SP.

Independent Auditors' Report
to the members of Coldham Windfarm Limited

We have audited the Accounts on pages 4 to 8 which have been prepared under the historical cost convention and the accounting policies set out on page 4.

Respective responsibilities of directors and auditors

The directors' responsibilities for preparing the Directors' Report and Accounts in accordance with applicable United Kingdom law and accounting standards are set out in the statement of directors' responsibilities.

Our responsibility is to audit the Accounts in accordance with relevant legal and regulatory requirements and United Kingdom Auditing Standards issued by the Auditing Practices Board. This report, including the opinion, has been prepared for and only for the company's members as a body in accordance with Section 235 of the Companies Act 1985 and for no other purpose. We do not, in giving this opinion, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

We report to you our opinion as to whether the Accounts give a true and fair view and are properly prepared in accordance with the Companies Act 1985. We also report to you if, in our opinion, the Report of the Directors is not consistent with the Accounts, if the company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors' remuneration and transactions is not disclosed.

We read the other information contained in the Directors' Report and Accounts and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the Accounts. The other information comprises the Report of the Directors.

Basis of audit opinion

We conducted our audit in accordance with auditing standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the Accounts. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the Accounts, and of whether the accounting policies are appropriate to the company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the Accounts are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the Accounts.

Opinion

In our opinion the Accounts give a true and fair view of the state of the company's affairs at 31 March 2005 and have been properly prepared in accordance with the Companies Act 1985.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Chartered Accountants and Registered Auditors
Glasgow
26 January 2006

CRE Energy Limited

Directors' Report and Accounts
for the year ended 31 March 2007

Registered No.NI028425

CRE Energy Limited

Directors' Report and Accounts
for the year ended 31 March 2007

Contents

CRE Energy Limited

Directors' Report

The directors present their report and audited Accounts for the year ended 31 March 2007.

Activities and review

The principal activity of CRE Energy Limited, "the company", is the construction and operation of wind powered electricity generation. During the year the company continued to operate wind farm sites in Scotland, Northern Ireland and Republic of Ireland and this activity will continue for the foreseeable future.

The company has net current liabilities of £257.0 million at 31 March 2007 (2006: £142.2 million), which includes loans owed to group and parent undertakings of £251.3 million (2006: £159.1 million). The directors consider that sufficient funding will be made available to the company to continue operations and to meet liabilities as they fall due.

On 22 May 2007, Iberdrola S.A., the company's ultimate parent company, announced plans to sell up to 20% of the shares in its renewable energy subsidiary, Iberdrola Energias Renovables (Iberenova). The board of Iberdrola also authorised a reorganisation of this business area with the goal of incorporating all renewable energy-related companies within the Iberdrola and ScottishPower groups, including CRE Energy Limited, in Iberenova, prior to the sale of the Iberenova shares.

Key factors affecting the business

The company is in integral component of ScottishPower's Energy Wholesale business. The company owns and operates the majority of ScottishPower's wind farm assets, which have a generating capacity of 290 MW.

The key driver impacting the company's financial performance is the delivery of wind farm developments with other factors including weather conditions, wholesale power prices, prices of Renewables Obligations Certificates ("ROCs") and generation resource availability.

Operational financial performance

Turnover increased by £21.1 million to £50.1 million primarily because of new wind farms, notably Beinn Tharsuinn, becoming operational during the year, resulting in higher volumes of power generation. In addition, the current financial year incorporates the first full year of revenue from the new wind farm at Black Law (phase one), which became operational midway through the financial year ended 31 March 2006. Cost of sales increased by £4.6 million, largely as a result of higher depreciation charges on the new operational wind farm capital expenditure. Overall, gross profit increased by £16.5 million to £33.5 million.

Operating profit increased by £15.7 million to £30.2 million, with the improved performance at gross profit level and other operating income of £0.4 million, being offset by increased administrative expenses of £1.2 million.

Profit before tax increased by £9.3 million to £22.2 million, as a result of the improved operating profit being offset by an increase in net interest payable of £6.4 million. Interest costs have increased significantly because the company has expanded its portfolio of wind farms over the last few years, resulting in higher funding requirements and therefore higher loan interest charges.

The construction of new wind farms at Whitelee and Wether Hill was the main reason for capital expenditure of £127.9 million during the year.

Both the level of business and the year end financial position were satisfactory and the directors expect that the present level of activity will grow as the level of installed capacity increases.

Results and dividend

The profit for the year amounted to £14.9 million (2006: £9.0 million). The aggregate dividends paid during the year amounted to £32.0 million (2006: £nil).

Financing Review

Capital and Debt Structure

The company is funded principally by debt. All of the called up share capital of £2 is held by the immediate parent undertaking, Beaufort Energy Limited. ScottishPower Generation Limited granted a loan facility of £219.3 million to the company and Beaufort Energy Limited granted a loan facility of £32.0 million to the company.

Treasury and Interest Policy

Treasury services are provided by Scottish Power UK plc. The risk policy within treasury and financing is designed to ensure that the company's exposure to variability of cash flows and asset values due to fluctuations in market interest rates, foreign exchange rates and inflation are minimised and managed at acceptable risk levels. Further details of the treasury and interest policy for ScottishPower group and how it manages them will be included in the Annual Report & Accounts of Scottish Power Limited (formerly Scottish Power plc) for the year ended 31 March 2007.

Funding

The loans from ScottishPower Generation Limited and Beaufort Energy Limited represent drawings under working capital facilities (refer Note 9). The principal outstanding accrued interest and associated costs are payable on written demand. Interest is calculated at a rate of 1% above base rate and is payable quarterly in arrears.

At the end of the year the company had net debt amounting to £250.8 million (2006: £139.4 million).

Liquidity

The directors confirm that the company remains a going concern on the basis of its future cash flow forecasts and that sufficient funding will be made available to the company to continue operations and to meet liabilities as they fall due.

Management of risks

The business identifies and assesses the key business risks associated with the achievement of its strategic objectives. Any key actions needed to enhance the control environments are identified, along with the person responsible for the management of the specific risk.

Further details of the risks facing the ScottishPower group and how it manages them will be included in the Annual Report & Accounts of Scottish Power Limited for the year ended 31 March 2007.

Environment

Throughout its operations the company strives to meet, or exceed, relevant legislative and regulatory environmental requirements and codes of practice.

A more extensive description of the ScottishPower group environmental requirements will be found in the Annual Report & Accounts of Scottish Power Limited for the year ended 31 March 2007.

Health and Safety

The company has a clear strategy to continue to improve health and safety performance using ScottishPower group health and safety standards.

A more extensive description of how ScottishPower as a group addresses health and safety requirements will be found in the Annual Report & Accounts of ScottishPower Limited for the year ended 31 March 2007.

Directors and their interests

The directors who held office during the year were as follows:

Keith Anderson
Alan Bryce (resigned 16 October 2006)
Roger Seshan

Creditor payment policy and practice

The current policy and practice of the ScottishPower group, concerning the payment of its trade creditors is to follow the Better Payment Practice Code to which it is signatory. Copies of the code may be obtained from the Department of Trade and Industry or from the website www.payontime.co.uk.

The company's policy and practice is to settle terms of payment when agreeing the terms of the transaction, to include the terms in contracts, and to pay in accordance with its contractual and legal obligations. The company's creditor days at 31 March 2007 were 23 days.

Statement of directors' responsibilities

The directors are responsible for preparing the Annual Report and the financial statements in accordance with applicable laws and regulations.

Company law requires the directors to prepare financial statements for each financial year. Under that law the directors have elected to prepare the financial statements in accordance with United Kingdom Generally Accepted Accounting Practice (United Kingdom Accounting Standards and applicable law). The financial statements are required by law to give a true and fair view of the state of the affairs of the company and of the profit or loss of the company for that period. In preparing these financial statements, the directors are required to:

- select suitable accounting policies and then apply them consistently;
- make judgements and estimates that are reasonable and prudent:
- state whether applicable UK Accounting Standards have been followed, subject to any material departures disclosed and explained in the financial statements;
- prepare the financial statements on the going concern basis unless it is inappropriate to presume that the company will continue in business.

The directors are responsible for keeping proper accounting records that disclose with reasonable accuracy at any time the financial position of the company and enable them to ensure that the financial statements comply with the Companies (Northern Ireland) Order 1986. They are also responsible for safeguarding the assets of the company and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

Disclosure of information to auditors

Each of the persons who is a director at the date of approval of this report confirms that:

- as far as the director is aware, there is no relevant audit information of which the company's auditors are unaware; and
- the director has taken all the steps he or she ought to have taken as a director in order to make himself or herself aware of any relevant audit information and to establish the company's auditors are aware of that information.

This confirmation is given and should be interpreted in accordance with the provisions of Section 242ZA of the Companies (Northern Ireland) Order 1986.

Auditors

The company has elected, pursuant to provisions within the Companies (Northern Ireland) Order 1986, to dispense with the following obligations:

- to lay accounts and reports before general meetings;
- to hold annual general meetings; and
- to appoint auditors annually.

During the year Deloitte & Touche LLP were appointed as auditors of the company for the year ending 31 March 2007.

On Behalf of the Board

Keith Anderson
Director
17 July 2007

CRE Energy Limited

Accounting Policies and Definitions

Definitions

Revenue cost definitions

Cost of sales

Cost of sales reflects the direct costs of the generation of electricity and the costs of transmitting and distributing units of electricity.

Administrative expenses

Administrative expenses include the indirect costs of the business and the costs of centralised services provided by Scottish Power UK plc.

Other definitions

Company

CRE Energy Limited

Joint ventures

Joint ventures are entities in which the company holds a long-term interest and shares control with another company.

Scottish Power

Scottish Power Limited (formerly Scottish Power plc.)

Accounting Policies

Basis of accounting

The Accounts have been prepared under the historical cost convention, and in accordance with applicable accounting standards in the UK and comply with the requirements of the Companies (Northern Ireland) Order 1986.

Cash flow statement

The company is exempt from including a statement of cash flows in its Accounts as it is a wholly owned subsidiary of Scottish Power Limited, which will include a consolidated statement of cash flows in its consolidated Accounts.

Use of estimates

The preparation of Accounts in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Accounts and the reported amounts of revenues and expenses during the reporting year. Actual results can differ from those estimates.

Turnover

Turnover, which excludes Value Added Tax and trade discounts, represents the invoiced value of electricity generated. Renewable Obligation Certificates, Levy Exemption Certificates, and accrued income. Accrued income represents the sales value of energy which is yet to be invoiced and is based on the value of units supplied. Units are determined by energy volumes recorded on the wind farm meters and industry-wide trading and settlement systems. All revenue is earned wholly within the United Kingdom and the Republic of Ireland.

Interest

Interest on the funding attributable to major capital projects is capitalised gross of tax relief during the period of construction and written off as part of the total cost over the operational life of the asset. All other interest payable and receivable is recognised in the profit and lass account as it is incurred.

Current tax

Current tax, comprising UK corporation tax, is provided at amounts expected to be paid (or recovered) using the tax rates and laws that have been enacted or substantively enacted by the balance sheet date.

Deferred tax

Deferred taxation is recognised in respect of all timing differences that have originated but not reversed at the balance sheet date.

Timing differences are differences between the company's taxable profits and its results as stated in the financial statements that arise from the inclusion of gains and losses in tax assessments in periods different from those in which they are recognised in the financial statements.

Deferred tax is measured on a non-discounted basis at the tax rates that are expected to apply in the years in which timing differences are expected to reverse, based on tax rates and laws enacted or substantively enacted at the balance sheet date.

Tangible fixed assets

Tangible fixed assets are stated at cost or valuation and are depreciated on the straight-line method over their estimated operational lives. Tangible fixed assets include capitalised employee, interest and other costs which are directly attributable to construction of fixed assets. Land is not depreciated. The main depreciation periods used by the company are as set out below.

	Years
Buildings	20
Plant and machinery	20

The carrying values of tangible fixed assets are reviewed for impairment in periods if events or changes in circumstances indicate the carrying value may not be recoverable. Impairment losses are recognised in the year in which they are identified.

Decommissioning costs

Provision is made for the estimated decommissioning costs at the end of the producing lives of the company's wind farms on a discounted basis. Capitalised decommissioning costs are depreciated over the useful lives of the related assets. The unwinding of the discount is included within net interest and similar charges.

Investments

Investments in joint ventures are stated in the balance sheet at cost, or nominal value of shares issued as consideration where applicable, less provision for impairment in value.

Leased assets

Rentals payable under operating leases are charged to the profit and loss account on a straight-line basis over the term of the lease.

Grants and contributions

Capital grants and customer contributions in respect of additions to fixed assets are treated as deferred income and released to the profit and loss account on a straight-line basis over the estimated operational lives of the related assets.

Foreign currencies

Transactions in foreign currencies are recorded at the rate ruling at the date of the transaction. At the year end, monetary assets and liabilities denominated in foreign currencies are translated at the rate of exchange ruling at the balance sheet date or where applicable, at the hedged contracted rate. Any gain or loss arising on the restatement of such balances is taken to the profit and loss account.

CRE Energy Limited

Profit and Loss Account
for the year ended 31 March 2007

	Notes	2007	2006
		£m	£m
Turnover		**50.1**	29.0
Cost of sales		**(16.6)**	(12.0)
Gross profit		**33.5**	17.0
Administrative expenses		**(3.7)**	(2.5)
Other operating income		**0.4**	—
Operating profit	1	**30.2**	14.5
Net Interest and similar charges	3	**(8.0)**	(1.6)
Profit on ordinary activities before taxation		**22.2**	12.9
Taxation	4	**(7.3)**	(3.9)
Profit for the year	14	**14.9**	9.0

The above results release to continuing operations.

A statement of total recognised gains and losses and a note of historical cost profits and losses are not shown as all gains and losses are for both years are recognised in the profit and loss account under historical cost convention.

The Accounting Policies and Definitions on pages 4 and 5, together with the Notes on pages 9 to 13, form part of these Accounts.

CRE Energy Limited

Reconciliation of Movements in Shareholder's Funds for the year ended 31 March 2007

	Note	2007	2006
		£m	£m
Profit for the financial year		**14.9**	9.0
Dividends	5	**(32.0)**	—
Net movement in shareholder's funds		**(17.1)**	9.0
Opening shareholder's funds		**29.4**	20.4
Closing shareholder's funds		**12.3**	29.4

The Accounting Policies and Definitions on pages 4 and 5, together with the Notes on pages 9 to 13, form part of these Accounts.

CRE Energy Limited

Balance Sheet
as at 31 March 2007

	Notes	2007 £m	2006 £m
Fixed assets			
Tangible assets	6	**319.2**	202.9
Investments	7	**—**	—
Current assets			
Debtors	8	**24.4**	23.0
Short term bank and other deposits		**0.5**	2.5
		24.9	25.5
Creditors: amounts falling due within one year			
Loans and other borrowings	9	**(251.3)**	(159.1)
Other creditors	10	**(30.6)**	(8.6)
		(281.9)	(167.7)
Net current liabilities		**(257.0)**	(142.2)
Total assets less current liabilities		**62.2**	60.7
Provisions for liabilities			
—Deferred tax	11	**(43.7)**	(26.7)
—Decommissioning	12	**(6.2)**	(4.6)
		(49.9)	(31.3)
Net assets		**12.3**	29.4
Called up share capital	13,14	**—**	—
Profit and loss account	14	**12.3**	29.4
Shareholder's funds	14	**12.3**	29.4

The called up share capital of the company is £2 (2006: £2).

The Accounting Policies and Definitions on pages 4 and 5, together with the Notes on pages 9 to 13, form part of these Accounts.

Approved by the Board on 17 July 2007 and signed on its behalf by

Keith Anderson
Director

1 Operating profit

	2007	2006
	£m	£m
Operating profit is stated after charging:		
Depreciation of tangible fixed assets	**11.6**	7.8
Hire of land and buildings—operating leases	**0.8**	0.7

The auditors' remuneration for the audit of the company was £6,000 (2006: £5,000). The audit fees for both years were borne by the parent company, ScottishPower Generation Limited.

2 Employee information

The company has no employees (2006: nil). The company employs the services of external contractors to operate and maintain the windframe for which a charge is made and is included in administrative expenses.

3 Net interest and similar charges

	Note	2007	2006
		£m	£m
Analysis of net interest and similar charges			
Interest payable on group loans		**10.5**	4.5
Total interest payable		**10.5**	4.5
Interest receivable on external funds		**(0.1)**	(0.1)
Total interest receivable		**(0.1)**	(0.1)
Capitalised interest		**(2.7)**	(3.0)
Net interest charge		**7.7**	1.4
Unwinding of discount on provisions	12	**0.3**	0.2
Net interest and similar charges		**8.0**	1.6

4 Taxation

	Note	2007	2006
		£m	£m
Current tax:			
UK corporation tax		**(7.0)**	(3.8)
Adjustment in respect of prior years		**(2.7)**	—
Total current tax for year		**(9.7)**	(3.8)
Deferred tax:			
Origination and reversal of trading differences		**13.6**	7.7
Adjustment in respect of prior years		**3.4**	—
Total deferred tax for year	11	**17.0**	7.7
Tax on profit on ordinary activities		**7.3**	3.9

The current tax credit for the year varied from the standard rate of UK corporation tax as follows:

	2007	2006
	£m	£m
UK corporation tax at 30%	**6.6**	3.9
Adjustment in respect of prior years	**0.7**	—
Tax charge on ordinary activities	**7.3**	3.9
Effect of deferred tax	**(17.0)**	(7.7)
Current tax credit for the year	**(9.7)**	(3.8)

5 Dividends

	2007	2006
	£m	£m
Interim dividend paid	32.0	—
Total dividends paid	**32.0**	—

6 Tangible fixed assets

	Land and buildings	Plant and machinery	Total
	£m	£m	£m
Cost:			
At 1 April 2006	1.5	235.9	237.4
Additions	—	127.9	127.9
Transfers	(0.5)	0.5	—
At 31 March 2007	**1.0**	**364.3**	**365.3**
Depreciation:			
At 1 April 2006	0.2	34.3	34.5
Charge for the year	—	11.6	11.6
At 31 March 2007	**0.2**	**45.9**	**46.1**
Net book value:			
At 31 March 2007	**0.8**	**318.4**	**319.2**
At 1 April 2006	1.3	201.6	202.9

	Notes	2007	2006
		£m	£m
Included in the cost of tangible fixed assets above are:			
Assets in the course of construction		**116.9**	36.1
Other assets not subject to depreciation	(a)	**0.7**	1.2
Capitalised interest	(b)	**7.4**	4.7

(a) Other assets not subject to depreciation are land. Land and buildings held by the company are predominantly freehold.

(b) Interest on the funding attributable to major capital projects was capitalised during the year at rates of 5.5% to 6.25% (2006: 5.5% to 5.75%).

7 Fixed asset investments

Shares in joint venture

The principal holdings of the company are as out below:

Joint venture	Class of share capital	Country of interporation	Proportion of shares held %	Activity
Morecambe Wind Ltd	Ordinary shares of £1 each	England and Wales	33.3	Wind powered electricity generation

The cost of the investment in Morecambe Wind Limited is £1 (2006: £1).

8 Debtors

	2007	2006
	£m	£m
Amounts falling due within one year:		
Trade debtors	**0.6**	—
Prepayments and accrued income	**1.4**	0.8
Amounts owed by group undertakings	**12.7**	3.4
Loans owed by group undertakings	**—**	17.2
VAT recoverable	**2.6**	0.3
Group tax relief	**7.1**	1.3
	24.4	23.0

9 Loans and other borrowings

	2007	2006
	£m	£m
Loans owed to group undertakings	**219.3**	159.1
Loans owed to parent undertakings	**32.0**	—
	251.3	159.1

The amounts owed to group and parent undertakings are repayable on demand. Interest is calculated at a rate of 1% above the Royal Bank of Scotland plc's base rate.

10 Other creditors

	2007	2006
	£m	£m
Amounts falling due within one year:		
Amounts owed to group undertakings	**11.5**	1.8
Trade creditors	**3.9**	1.6
Capital accruals	**13.9**	4.3
Accrued expenses	**1.3**	0.9
	30.6	8.6

11 Provision for liabilities—Deferred tax

	Note	2007	2006
		£m	£m
Deferred tax is provided in the accounts as follows:			
Accelerated capital allowances		**43.7**	26.7

	Note	2007
		£m
Deferred tax provided at 1 April 2006		**26.7**
Charged to profit and loss account	4	**17.0**
Deferred tax provided at 31 March 2007		**43.7**

The 2007 Budget introduced two potential corporation tax changes that would impact the deferred tax calculation. The 2007 Finance Bill was passed through the House of Commons on 26 June 2007 and is regarded as substantially enacted from that date. The two changes are the phasing out of Industrial Buildings Allowances (IBA) over the next four years and the reduction to the rate of corporation tax from 30% to 28%, with effect from 1 April 2006. If these changes were applied as at 31 March 2007 the accrued tax liability in respect of IBA of

£2,000 would be written back to the profit and loss account and the remaining accelerated capital allowances would reverse at 28%. This would have the effect of reducing the deferred tax liability at 31 March 2007 to £40.8 million.

12 Provisions for liabilities—Other provisions

	At 1 April 2006	New provisions	Unwinding of discount (Note 3)	At 31 March 2007
	£m	£m	£m	£m
Decommissioning costs	4.6	1.3	0.3	**6.2**

The new provisions release to the Black Law (phase 2) and Beinn Tharsuinn windfarms, which were placed into service in June 2006 and April 2006 respectively. The decommissioning of the company's windfarms is expected to occur over the period between 2015 and 2026.

13 Share capital

	2007	2006
	£	£
Authorised:		
100 (2006:100) ordinary shares of £1 each	**100**	100
Allotted, called up and fully paid:		
2 (2006:2) ordinary shares of £1 each	**2**	2

14 Analysis of movements in shareholder's funds

	Share capital	Profit and loss account	Total
	£m	£m	£m
At 1 April 2006	—	29.4	29.4
Profit for the year	—	14.9	14.9
Dividends	—	(32.0)	(32.0)
At 31 March 2007	**—**	**12.3**	**12.3**

15 Forward foreign exchange contracts

The company enters into forward foreign exchange contracts to hedge the cash flow risk relating to the value of forecast purchases which are denominated in foreign currencies. The risk being hedged relates to changes in the foreign exchange rate of the forecast purchase price. The fair value of these forward contracts at 31 March 2007 was £0.6 million (2006: £0.1 million).

16 Financial commitments

(a) Analysis of annual commitments under operating leases

	2007	2006
	£m	£m
Leases of land and buildings expiring in:		
More than five years	1.0	0.6
	1.0	0.6

(b) Capital commitments

	2007	2006
	£m	£m
Contracted but not provided	228.5	15.4

17 Directors' emoluments

None of the directors received any remuneration from the company in respect of their services to the company.

18 Related party transactions

Scottish Power Limited had ultimate control over the company during the year. The company has taken an exemption, as allowed by Financial Reporting Standard 8, 'Related Party Disclosures', not to disclose related party transactions with other group companies as Scottish Power Limited publishes full statutory consolidated Accounts.

19 Ultimate parent company

At 31 March 2007 the directors regarded Scottish Power Limited to be the ultimate parent company, which is also the parent company of the largest group in which the results of the company are consolidated. The parent company of the smallest group in which the results of the company are consolidated is Scottish Power UK plc. Copies of both companies' consolidated Accounts can be obtained from The Secretary, Scottish Power Limited, I Atlantic Quary, Glasgow, G2 8SP. Subsequent to the year end, on 23 April 2007, Scottish Power Limited was acquired by Iberdrola S.A. From this date the directors consider Iberdrola S.A. to be the ultimate parent company.

Independent Auditors' Report
To the shareholder of CRE Energy Limited

We have audited the financial statements of CRE Energy Limited for the year ended 31 March 2007 which comprise the Accounting Policies and Definitions, the Profit and Loss Account, the Balance Sheet, the Reconciliation of Movements in Shareholder's Funds and the related notes 1 to 19. These financial statements have been prepared under the accounting policies set out therein.

This report is made solely to the company's members, as a body, in accordance with Article 243 of the Companies (Northern Ireland) Order 1986. Our audit work has been undertaken so that we might state to the company's members those matters we are required to state to them in an auditor's report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company and the company's members as a body, for our audit work, for this report, or for the opinions we have formed.

Respective responsibilities of directors and auditors

The director's responsibilities for preparing the financial statements in accordance with applicable Northern Ireland law and United Kingdom Accounting Standards (United Kingdom Generally Accepted Accounting Practice) are set out in the Statement of Directors' Responsibilities.

Our responsibility is to audit the financial statements in accordance with relevant legal and regulatory requirements and International Standards on Auditing (UK and Ireland).

We report to you our opinion as to whether the financial statements give a true and fair view and are properly prepared in accordance with the Companies (Northern Ireland) Order 1986. We also report to you whether in our opinion the information given in the Directors' Report is consistent with the financial statements. In addition we report to you if, in our opinion, the company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors' remuneration and other transactions is not disclosed.

We read the Directors' Report and consider the implications for our report if we become aware of any apparent misstatements within it.

Basis of audit opinion

We conducted our audit in accordance with International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgments made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

Opinion

In our opinion:

- the financial statements give a true and fair view, in accordance with United Kingdom Generally Accepted Accounting Practice, of the state of the company's affairs as at 31 March 2007 and of its profit for the year then ended;
- the financial statements have been properly prepared in accordance with the Companies (Northern Ireland) Order 1986; and
- the information given in the Directors' Report is consistent with the financial statement.

Deloitte & Touche LLP

Deloitte & Touche LLP
Chartered Accountants and Registered Auditors
Glasgow, United Kingdom
17 July 2007

CRE Energy Limited

Directors' Report and Accounts
for the year ended 31 March 2006
Registered No.NI028425

CRE Energy Limited

Directors' Report and Accounts
for the year ended 31 March 2006

Contents

CRE Energy Limited

Directors' Report

The directors present their report and audited Accounts for the year ended 31 March 2006.

Activities and review

The principal activity of CRE Energy Limited, "the company", is the construction and operation of wind powered electricity generation. During the year the company continued to operate wind farm sites in Scotland, Northern Ireland and Republic of Ireland and this activity will continue for the foreseeable future.

The company has net current liabilities of £142,160,000 at 31 March 2006 (2005: £113,942,000), which includes a loan owed to group undertakings of £159,117,000 (2005: £82,353,000). The directors consider that sufficient funding will be made available to the company by its ultimate parent company to continue operations and to meet liabilities as they fall due.

Key Factors Affecting the Business

The key driver impacting the company's financial performance is the delivery of windfarm developments. Other factors include weather conditions and generation resource availability.

Operational Financial Performance

Operating profit increased by £1,215,000 to £14,561,000 principally as the result of higher volumes due to new windfarms being brought on-line during the year, notably Black Law (phase one). The construction of Blacklaw and Beinn Tharsuinn was the main reason for capital expenditure of £54,143,000 during the year.

Profit before tax increased by £2,218,000 to £12,916,000, as a result of the operating profit improvement and reflecting an improvement of £1,003,000 in net interest payable primarily due to higher interest capitalised in the current year.

Both the level of business and the year end financial position were satisfactory and the directors expect that the present level of activity will be sustained for the foreseeable future.

Results and dividend

The profit for the year amounted to £9,041,000 (2005: £7,486,000). The directors recommend that no dividend be paid in respect of the year ended 31 March 2006 (2005: £nil), and that the retained profit for the year be transferred to reserves.

Financing Review

Capital and Debt Structure

The company is funded principally by debt. All of the called up share capital of £2 is held by the immediate parent undertaking. Beaufort Energy Limited. ScottishPower Generation Limited granted the loan facility of £159,117,000 to the company.

Treasury and Interest Policy

Treasury services are provided by Scottish Power UK plc. The risk policy within treasury and financing is designed to ensure that the company's exposure to variability of cash flows and asset values due to fluctuations in market interest rates and inflation are minimised and managed at acceptable risk levels. Further details of the treasury and interest policy for ScottishPower group and how it manages them is included in the Annual Report & Accounts of Scottish Power plc for the year ended 31 March 2006.

Funding

The loan from ScottishPower Generation Limited represents drawings under a working capital facility (refer Note 8). The principal outstanding, accrued interest and associated costs are payable on written demand. Interest is calculated at a rate of 1% above base rate and is payable quarterly in arrears.

At the end of the year the company had net debt amounting to £139,379,000 (2005: £96,520,000).

Liquidity

The directors confirm that the company remains a going concern on the basis of its future cash flow forecasts and that sufficient funding will be made available to the company by its ultimate parent company to continue operations and to meet liabilities as they fall due.

Directors and their interests

The directors who held office during the year were as follows:

Keith Anderson	(appointed 23 June 2005)
Alan Bryce	
Susan Reilly	(resigned 23 June 2005)
Roger Seshan	(appointed 19 July 2005)

Alan Bryce resigned his directorship on 16 October 2006.

None of the directors who held office at the end of the financial year had any disclosable interests in the shares of the company. The interests of the directors (other than those who are also directors of a parent company of the company) in the shares of Scottish Power plc, at the beginning of the year (or date of appointment, if later) and end of the year, were as follows:

Roger Seshan	As at date of appointment 19 July 2005	Granted/ appropriated/ other net movement	Exercised	Lapsed	Vested	At 31 March 2006
Shares						
Ordinary Shares (*)	604	8	—	—	—	612
ESOP Free & Matching Shares (#)	—	8	—	—	—	8

(*) These shares include Partnership Shares purchased pursuant to the Inland Revenue approved ScottishPower Employee Share Ownership Plan (ESOP).

(#) All Free Shares and Matching Shares appropriated pursuant to the ScottishPower ESOP are held in Trust and are subject to forfeiture provisions during the three year period from the date of appropriation.

As permitted by Statutory Rule 1987 No 208 in the Companies (Disclosures of Directors Interests) (Exceptions) Regulations (Northern Ireland) 1987, the Register of Directors' Interests maintained pursuant to Section 325 of the Companies Act 1985 does not contain the interests of directors who are also directors of a company of which CRE Energy Limited is a wholly owned subsidiary. Accordingly, the interests of the directors in the shares of Scottish Power plc are disclosed in the Directors' Report & Accounts for the year ended 31 March 2006 of the following companies:

Keith Anderson	Beaufort Energy Limited
Alan Bryce	ScottishPower Generation Limited

Creditor payment policy and practice

The current policy and practice of Scottish Power plc, the company's ultimate parent, concerning the payment of its trade creditors is to follow the Better Payment Practice Code to which it is signatory. Copies of the code may be obtained from the Department of Trade and Industry or from the website www.payontime.co.uk.

The company's policy and practice is to settle terms of payment when agreeing the terms of the transaction, to include the terms in contracts, and to pay in accordance with its contractual and legal obligations. The company's creditor days at 31 March 2006 were 13 days.

Directors' responsibilities

The directors are required by company law (Northern Ireland) to prepare Accounts for each financial year which give a true and fair view of the state of affairs of the company as at the end of the financial year and of the profit or loss of the company for the year.

The directors confirm that suitable accounting policies have been used and applied consistently and that reasonable and prudent judgements and estimates have been made in the preparation of the Accounts for the year ended 31 March 2006. The directors also confirm that applicable accounting standards have been followed and that the Accounts have been prepared on the going concern basis.

The directors are responsible for maintaining proper accounting records which disclose with reasonable accuracy at any time the financial position of the company and to enable them to ensure that the financial statements comply with the Companies (Northern Ireland) Order 1986. They are also responsible for maintaining sufficient internal controls to safeguard the assets of the company and to prevent and detect fraud of any other irregularities.

Each of the directors in office as at the date of this Directors' Report and Accounts confirms that:

- So far as he is aware, there is no relevant audit information of which the company's auditors are unaware; and
- he has taken all the steps that he ought to have taken as a director in order to make himself aware of any relevant audit information and to establish that the company's auditors are aware of that information.

Auditors

The company has elected, pursuant to provisions within the Companies (Northern Ireland) Order 1986, to dispense with the following obligations:

- to lay accounts and reports before general meetings;
- to hold annual general meetings; and
- to appoint auditors annually.

During the year, ScottishPower Plc, the company's ultimate parent company, carried out a competitive tender in relation to the provision of audit services. Following the outcome of this exercise, the Board of Scottish Power plc, on recommendation of the Audit Committee of ScottishPower Plc, sought shareholder approval at the Annual General Meeting of Scottish Power plc to appoint Deloitte & Touch LLP in place of the retiring auditors, PricewaterhouseCoopers LLP. This approval was obtained and the directors of CRE Energy Limited will propose the appointment of Deloitte & Touche LLP as auditors of the company for the year ending 31 March 2007.

By Order of the Board

Rona Gregg
Secretary
8 December 2006

CRE ENERGY Limited

Accounting Policies & Definitions

Definitions

Revenue cost definitions

Cost of sales

Cost of sales reflects the direct costs of the generation of electricity.

Administrative expenses

Administrative expenses include the indirect costs of the business and the costs of centralised services provided by Scottish Power UK plc.

Other definitions

Company

CRE Energy Limited

Joint ventures

Joint ventures are entities in which the company holds a long-term interest and shares control with another company.

ScottishPower

Scottish Power plc.

Ultimate parent company

Scottish Power plc.

Accounting Policies

Basis of accounting

The Accounts have been prepared under the historical cost convention, and in accordance with applicable accounting standards in the UK and comply with the requirements of the Companies (Northern Ireland) Order 1986.

Cash flow statement

The company is exempt from including a statement of cash flows in its Accounts as it is a wholly owned subsidiary of ScottishPower, which has included a consolidated statement of cash flows in its consolidated Accounts.

Use of estimates

The preparation of Accounts in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Accounts and the reported amount of revenues and expenses during the reporting year. Actual results can differ from those estimates.

Turnover

Turnover, which excludes Value Added Tax and trade discounts, represents the invoiced value of electricity generated, Renewable Obligation Certificates, Levy Exemption Certificates, and accrued income. Accrued income represents the sales value of energy which is yet to be invoiced and is based on the value of units supplied. Units are determined by energy volumes recorded on the windfarm meters and industry-wide trading and settlement systems.

Interest

Interest on the funding attributable to major capital projects is capitalised gross of tax relief during the period of construction and written off as part of the total cost over the operational life of the asset. All other interest payable and receivable is recognized in the profit and loss account as it is incurred.

Taxation

Where required, and in accordance with Financial Reporting Standard ("FRS") 19 'Deferred tax', full provision is made for deferred tax on a non-discounted basis.

Tangible fixed assets

Tangible fixed assets are stated at cost or valuation and are generally depreciated on the straight-line method over their estimated operational lives. Tangible fixed assets include capitalised employee, interest and other costs which are directly attributable to construction of fixed assets. Land is not depreciated. The main depreciation periods used by the company are as set out below.

	Years
Buildings	20
Plant and machinery	20

The carrying values of tangible fixed assets are reviewed for impairment in periods if events or changes in circumstances indicate the carrying value may not be recoverable. Impairment losses are recognised in the year in which they are identified.

Decommissioning costs

Provision is made for the estimated decommissioning costs at the end of the producing lives of the company's windfarms on a discounted basis. Capitalised decommissioning costs are depreciated over the useful lives of the related assets. The unwinding of the discount is included within net interest and similar charges.

Leased assets

Rentals payable under operating leases are charged to the profit and loss account on a straight-line basis over the term of the lease.

Grants and contributions

Capital grants and customer contributions in respect of additions to fixed assets are treated as deferred income and released to the profit and loss account on a straight-line basis over the estimated operational lives of the related assets.

Foreign currencies

Transactions in foreign currencies are recorded at the rate ruling at the date of transaction. At the year end, monetary assets and liabilities denominated in foreign currencies are translated at the rate of exchange ruling at the balance sheet date or where applicable, at the hedged contracted rate. Any gain or loss arising on the restatement of such balances is taken to the profit and loss account.

CRE Energy Limited

Profit and Loss Account
for the year ended 31 March 2006

	Notes	2006	2005
		£'000	£'000
Turnover		**29,062**	21,783
Cost of sales		**(11,980)**	(7,103)
Gross profit		**17,082**	14,680
Administrative expenses		**(2,521)**	(1,334)
Operating profit	1	**14,561**	13,346
Net interest and similar charges	3	**(1,645)**	(2,648)
Profit on ordinary activities before taxation		**12,916**	10,698
Taxation	4	**(3,875)**	(3,212)
Profit for the year	14	**9,041**	7,486

The above results relate to continuing operations.

A statement of total recognised gains and losses and a note of historical cost profits and losses are not shown as all gains and losses for both years are recognised in the profit and loss account under the historical cost convention.

The Accounting Policies and Definitions on pages 4 and 5, together with the Notes on pages 8 to 12, form part of these Accounts.

CRE Energy Limited

Balance Sheet
as at 31 March 2006

	Notes	2006 £'000	2005 £'000
Fixed assets			
Tangible assets	5	**202,918**	156,596
Investments	6	**—**	—
Current assets			
Debtors	7	**23,010**	6,035
Short term bank and other deposits		**2,528**	—
		25,538	6,035
Creditors: amounts falling due within one year			
Loans and other borrowings	8	**(159,117)**	(96,520)
Other creditors	9	**(8,581)**	(23,457)
		(167,698)	(119,977)
Net current liabilities		**(142,160)**	(113,942)
Total assets less current liabilities		**60,758**	42,654
Provisions for liabilities and charges			
—Deferred tax	10	**(26,672)**	(18,982)
—Decommissioning	11	**(4,673)**	(3,184)
		(31,345)	(22,166)
Deferred Income	12	**—**	(116)
Net assets		**29,413**	20,372
Called up share capital	13,14	**—**	—
Profit and loss account	14	**29,413**	20,372
Equity shareholders' funds	14	**29,413**	20,372

The called up share capital of the company is £2 (2005: £2).

The Accounting Policies and Definitions on pages 4 and 5, together with the Notes on pages 8 to 12, form part of these Accounts.

Approved by the Board on 8 December 2006 and signed on its behalf by

Keith Anderson
Director

CRE Energy Limited

Notes to the Accounts
for the year ended 31 March 2006

1 Operating Profit

	2006 £'000	2005 £'000
Operating profit is stated after charging:		
Depreciation of tangible fixed assets	**7,821**	5,255
Hire of land and buildings—operating leases	**716**	531
Hire of other assets—operating leases	**5**	—

The audit fees of the company for both years, continue to be borne by the ultimate parent company, Scottish Power plc.

2 Employee information

The Company has no employees (2005: nil). The company employs the services of external contractors to operate and maintain the windfarms for which a charge is made and is included in administrative expenses.

3 Net interest and similar charges

	Note	2006 £'000	2005 £'000
Analysis of net interest and similar charges			
Interest payable on group loans		**4,555**	4,205
Total interest payable		**4,555**	4,205
Interest receivable on external funds		**(110)**	(250)
Total interest receivable		**(110)**	(250)
Capitalised interest		**(3,014)**	(1,687)
Net interest charge		**1,431**	2,268
Unwinding of discount on provisions	11	**214**	380
Net Interest and similar charges		**1,645**	2,648

4 Tax on profit on ordinary activities

	Note	2006 £'000	2005 £'000
Current tax:			
UK Corporation tax		**(3,815)**	(2,803)
Total current tax for year		**(3,815)**	(2,803)
Deferred tax:			
Origination and reversal of timing differences	10	**7,690**	6,015
Total deferred tax for year		**7,690**	6,015
Tax on profit on ordinary activities		**3,875**	3,212

The current tax credit for the year varied from the standard rate of UK corporation tax as follows:

	2006 £'000	2005 £'000
UK corporation tax at 30%	**3,875**	3,209
Permanent differences	**—**	3
Tax charge (current and deferred)	**3,875**	3,212
Effect of deferred tax	**(7,690)**	(6,015)
Current tax credit for the year	**(3,815)**	(2,803)

5 Tangible fixed assets

	Land and buildings	Plant and machinery	Total
	£'000	£'000	£'000
Cost:			
At 1 April 2005	**1,512**	181,753	183,265
Additions	**—**	54,143	54,143
At 31 March 2006	**1,512**	**235,896**	**237,408**
Depreciation:			
At 1 April 2005	**156**	26,513	26,669
Charge for the year	**24**	7,797	7,821
At 31 March 2006	**180**	**34,310**	**34,490**
Net book value:			
At 31 March 2006	**1,332**	**201,586**	**202,918**
At 1 April 2005	1,356	155,240	156,596

	Notes	2006	2005
		£'000	£'000
Included in the cost of tangible fixed assets above are:			
Assets in the course of construction		**36,066**	74,055
Other assets not subject to depreciation	(a)	**1,181**	1,014
Capitalised interest	(b)	**4,701**	1,687

(a) Other assets not subject to depreciation are land. Land and buildings held by the company are predominantly freehold.

(b) Interest on the funding attributable to major capital projects was capitalised during the year at a rate of 5.75% until 3 August 2005 and then 5.5% for the remainder of the year (2005: 6%).

6 Fixed asset investments

Shares in subsidiary undertaking, joint venture and other investments

The principal holdings of the company are as set out below:

Joint venture	Class of share capital	Place of incorporation or registration	Proportion of shares held %	Activity
Morecambe Wind Ltd	Ordinary shares of £1 each	England and Wales	33.3	Wind powered electricity generation

The cost of the investment in Morecambe Wind Limited is £1 (2005: £nil).

7 Debtors

	2006	2005
	£'000	£'000
Amounts falling due within one year:		
Trade debtors	**11**	222
Prepayments and accrued income	**829**	720
Amounts owed by group undertakings	**3,431**	2,683
Loans owed by group undertakings	**17,210**	—
VAT recoverable	**263**	1,723
Group tax relief	**1,266**	687
	23,010	6,035

8 Loans and other borrowings

	2006	2005
	£'000	£'000
Bank overdraft	—	14,167
Loans owed to group undertakings	**159,117**	82,353
	159,117	96,520

The amounts owed to group undertakings are repayable on demand. Interest is calculated at a rate of 1% above the Royal Bank of Scotland plc's Base rate.

9 Other creditors

	2006	2005
	£'000	£'000
Amounts falling due within one year:		
Amounts due to group undertakings	**1,761**	866
Trade creditors	**1,642**	2,016
Accrued expenses	**5,178**	20,575
	8,581	23,457

10 Provision for liabilities and charges—Deferred tax

	Note	2006	2005
		£'000	£'000
Deferred tax is provided in the accounts as follows:			
Accelerated capital allowances		**26,672**	18,982

	Note	2006
		£'000
Deferred tax provided at 1 April 2005		18,982
Charged to profit and loss account	4	7,690
Deferred tax provided at 31 March 2006		26,672

11 Provisions for liabilities and charges—Other provisions

	At 1 April 2005	New provisions	Unwinding of discount (Note 3)	At 31 March 2006
	£'000	£'000	£'000	£'000
Decommissioning costs	3,184	1,275	214	**4,673**

The new provisions relate to the Black Law wind farm, which was placed into service in July 2005. The decommissioning of the wind farms is expected to occur over the period between 2015 and 2027.

12 Deferred Income

	At 1 April 2005	Released to profit and loss account	At 31 March 2006
	£'000	£'000	£'000
Grants and Contributions	116	**(116)**	—

13 Share capital

	2006	2005
	£	£
Authorised:		
100 (2005: 100) ordinary shares of £1 each	100	100
Allotted, called up and fully paid:		
2 (2005: 2) ordinary shares of £1 each	2	2

14 Analysis of movements in shareholders' funds

	Share Capital	Profit and loss account	Total
	£'000	£'000	£'000
At 1 April 2005	—	20,372	20,372
Profit for the year	—	9,041	9,041
At 31 March 2006	**—**	**29,413**	**29,413**

15 Forward foreign exchange contracts

The company enters into forward foreign exchange contracts to hedge the cash flow risk relating to the value of forecast purchases which are denominated in foreign currencies. The risk being hedged relates to changes in the foreign exchange rate of the forecast purchase price. The fair value of these forward contracts at 31 March 2006 is a net asset of £120,848 (2005: net liability of £445,218).

16 Financial commitments

(a) Analysis of annual commitments under operating leases

	2006	2005
	£'000	£'000
Leases of land and buildings expiring:		
More than five years	636	837
	636	837

(b) Capital commitments

	2006	2005
	£'000	£'000
Contracted but not provided	15,354	22,007

17 Directors' emoluments

None of the directors received any remuneration from the company in respect of their services to the company.

18 Related party transactions

ScottishPower plc has ultimate control over the company. The Company has taken an exemption, as allowed by Financial Reporting Standard 8, 'Related Party Disclosures', not to disclose related party transactions with other group companies as the ultimate parent company publishes full statutory consolidated Accounts.

19 Ultimate parent company

The directors regard ScottishPower plc as the ultimate parent company, which is also the parent company of the largest group in which the results of the company are consolidated. The parent company of the smallest group in which the results of the company are consolidated is Scottish Power UK plc. Copies of both companies' consolidated Accounts can be obtained from The Secretary, Scottish Power plc, 1 Atlantic Quay, Glasgow, G2 8SP.

CRE Energy Limited

Independent Auditors' Report
To the members of CRE Energy Limited

We have audited the financial statements of CRE Energy Limited for the year ended 31 March 2006 which comprise the Accounting Policies and Definitions, the Profit and Loss Account, the Balance Sheet and the related notes. These financial statements have been prepared under the accounting policies set out therein.

Respective responsibilities of directors and auditors

As described in the Statement of Directors' Responsibilities the company's directors are responsible for the preparation of the financial statements in accordance with applicable Northern Ireland law and United Kingdom Accounting Standards (United Kingdom Generally Accepted Accounting Practice).

Our responsibility is to audit the financial statements in accordance with relevant legal and regulatory requirements and International Standards on Auditing (UK and Ireland). This report, including the opinion, has been prepared for and only for the company's members as a body in accordance with Article 243 of the Companies (Northern Ireland) Order 1986 and for no other purpose. We do not, in giving this opinion, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

We report to you our opinion as to whether the financial statements give a true and fair view and are properly prepared in accordance with the Companies (Northern Ireland) Order 1986. We report to you whether in our opinion the information given in the Directors' Report is consistent with the financial statements. We also report to you if, in our opinion, the company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors' remuneration and other transactions is not disclosed.

We read the Directors' Report and consider the implications for our report if we become aware of any apparent misstatements within it.

Basis of audit opinion

We conducted our audit in accordance with International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board. An audit includes examination, on a test basis of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgments made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to given reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

Opinion

In our opinion:

- the financial statements give a true and fair view, in accordance with United Kingdom Generally Accepted Accounting Practice, of the state of the Company's affairs as at 31 March 2006 and of its profit for the year then ended:
- the financial statements have been properly prepared in accordance with the Companies (Northern Ireland) Order 1986; and
- the information given in the Directors' Report is consistent with the financial statements.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Chartered Accountants and Registered Auditors
Glasgow
8 December 2006

CRE Energy Limited

Directors' Report and Accounts
for the year ended 31 March 2005

Registered No. NI028425

CRE Energy Limited

Directors' Report and Accounts
for the year ended 31 March 2005

Contents

CRE Energy Limited

Report of the Directors

The directors present their report and audited Accounts for the year ended 31 March 2005.

Activities and review

The principal activity of CRE Energy Limited is the construction and operation of wind powered electricity generation.

Review of business and future developments

During the year the company continued to operate wind farm sites in Scotland, Northern Ireland and Republic of Ireland. Both the level of operations and the financial position at the year end were satisfactory, and the directors expect that the present profitable operations will be maintained for the foreseeable future.

Results and dividend

The profit of the company for the year amounted to £7,486,000 (2004: £3,618,000). The directors recommend that no dividend be paid in respect of the year ended 31 March 2005 (2004: £nil), and that the retained profit for the year be transferred to reserves.

The company has net current liabilities of £113,942,000 at 31 March 2005 (2004: £68,377,000), which includes a loan due to parent undertakings of £82,353,000 (2004: £64,866,000). The directors consider that sufficient funding will be made available to the company by its ultimate parent company to continue operations and to meet liabilities as they fall due.

Directors and their interests

The directors who held office during the year were as follows:

Alan Bryce
Susan Reilly

Neither of the directors who held office at the end of the financial year had any disclosable interests in the shares of the company.

As permitted by Statutory Rule 1987 No 208 in the Companies (Disclosures of Directors Interests) (Exceptions) Regulations (Northern Ireland) 1987, the Register of Directors' Interests maintained pursuant to Section 325 of the Companies Act 1985 does not contain the interests of directors who are also directors of a company of which CRE Energy Limited is a wholly owned subsidiary. Accordingly, the interests of the directors in the shares of Scottish Power plc are disclosed in the Directors' Report & Accounts for the year ended 31 March 2005 of the following companies:

Alan Bryce	ScottishPower Generation Limited
Susan Reilly	Beaufort Energy Limited

Susan Reilly resigned as a director on 23 June 2005 and was subsequently replaced by Keith Anderson on the same date. Roger Seshan was appointed as a director on 19 July 2005.

Creditor payment policy and practice

The company's current policy and practice concerning the payment of its trade creditors is to follow the Better Payment Practice Code to which it is signatory. Copies of the code may be obtained from the Department of Trade and Industry or from the website www.payontime.co.uk.

The company's policy and practice is to settle terms of payment when agreeing the terms of the transaction, to include the terms in contracts, and to pay in accordance with its contractual and legal obligations. The company's creditor days at 31 March 2005 were 27 days.

Directors' responsibilities

The directors are required by company law (Northern Ireland) to prepare Accounts for each financial year which give a true and fair view of the state of affairs of the company as at the end of the financial year and of the profit or loss of the company for the period.

The directors confirm that suitable accounting policies have been used and applied consistently and that reasonable and prudent judgements and estimates have been made in the preparation of the Accounts for the year ended 31 March 2005. The directors also confirm that applicable accounting standards have been followed and that the Accounts have been prepared on the going concern basis.

The directors are responsible for maintaining proper accounting records which disclose with reasonable accuracy at any time the financial position of the company and to enable them to ensure that the financial statements comply with the Companies (Northern Ireland) Order 1986. They are also responsible for safeguarding the assets of the company and hence for taking reasonable steps for the prevention and detection of fraud or any other irregularities.

Auditors

The company has elected, pursuant to provisions within the Companies (Northern Ireland) Order 1986, to dispense with the following obligations:

- to lay accounts and reports before general meetings;
- to hold annual general meetings; and
- to appoint auditors annually.

On Behalf of the Board

Alan Bryce
Director
28 October 2005

CRE Energy Limited

Accounting Policies and Definitions

Definitions

Turnover

Turnover, which excludes Value Added Tax and trade discounts, represents the invoiced value of electricity generated and accrued income. Accrued income represents the sales value of energy which is yet to be invoiced and is based on the value of units supplied. Units are determined by energy volumes recorded on the windfarm meters and industry-wide trading and settlement systems.

Cost of sales

Cost of sales reflects the direct costs of the generation of electricity.

Administrative expenses

Administrative expenses include the indirect costs of the business and the costs of centralised services provided by Scottish Power UK plc.

Accounting Policies

Basis of accounting

The Accounts have been prepared on the going concern basis, under the historical cost convention, and in accordance with applicable accounting standards in the UK and the Companies (Northern Ireland) Order 1986.

Statement of cash flows

The company is exempt from including a statement of cash flows in its Accounts as it is a wholly owned subsidiary of Scottish Power plc, which has included a consolidated statement of cash flows in its consolidated Accounts.

Interest

Interest on the funding attributable to major capital projects is capitalised gross of tax relief during the period of construction and written off as part of the total cost over the operational life of the asset. All other interest payable and receivable is reflected in the profit and loss account as it arises.

Taxation

Where required and in accordance with the Financial Reporting Standard 19 'Deferred Tax', full provision is made for deferred tax on a non-discounted basis.

Tangible fixed assets

Tangible fixed assets are stated at cost and are depreciated on a straight-line basis over their estimated operational lives. Tangible fixed assets include capitalised interest and other costs which are directly attributable to construction of fixed assets. Land is not depreciated. The main depreciation periods used by the company are as set out below:

	Years
Buildings	20
Plant and Machinery	20

The carrying values of tangible fixed assets are reviewed for impairment if events or changes in circumstances indicate the carrying value may not be recoverable. Impairment losses are recognised in the period in which they are identified.

Decommissioning costs

Provision is made for the estimated decommissioning costs at the end of the producing lives of the company's windfarms on a discounted basis. Capitalised decommissioning costs are depreciated over the useful lives of the related assets. The unwinding of the discount is included within net interest and similar charges.

Foreign currencies

Transactions in foreign currencies are recorded at the rate ruling at the date of the transaction. At the year end, monetary assets and liabilities denominated in foreign currencies are translated at the rate of exchange ruling at the balance sheet date or, where applicable, at the hedged contracted rate. Any gain or loss arising on the restatement of such balances is taken to the profit and loss account.

Grants and contributions

Capital grants and customer contributions in respect of additions to fixed assets are treated as deferred income and released to the profit and loss account on a straight line basis over the estimated operational lives of the related assets.

CRE Energy Limited

Profit and Loss Account
for the year ended 31 March 2005

	Notes	2005	2004
		£'000	£'000
Turnover	1	**21,783**	15,051
Cost of sales		**(7,103)**	(5,118)
Gross profit		**14,680**	9,933
Administrative expenses		**(1,334)**	(1,362)
Other operating income		**—**	97
Operating profit	2	**13,346**	8,668
Net interest and similar charges	4	**(2,648)**	(3,499)
Profit on ordinary activities before taxation		**10,698**	5,169
Taxation	5	**(3,212)**	(1,551)
Profit retained	14	**7,486**	3,618

The above results relate to continuing operations.

A statement of total recognised gains and losses and a reconciliation to historical cost profits and losses are not shown, as all gains and losses for both years are recognised in the profit and loss account, under the historical cost convention.

The Accounting Policies and Definitions on pages 3 and 4, together with the Notes on pages 7 to 11, form part of these Accounts.

CRE Energy Limited

Balance Sheet
as at 31 March 2005

	Notes	2005 £'000	2004 £'000
Fixed assets			
Tangible assets	6	**156,596**	96,485
Current assets			
Debtors	7	**6,035**	3,325
Short term bank and other deposits		**—**	1,451
		6,035	4,776
Creditors: amounts falling due within one year			
Loans and other borrowings	8	**(96,520)**	(64,866)
Other creditors	9	**(23,457)**	(8,287)
		(119,977)	(73,153)
Net current liabilities		**(113,942)**	(68,377)
Total assets less current liabilities		**42,654**	28,108
Provisions for liabilities and charges			
—Deferred tax	10	**(18,982)**	(12,967)
—Decommissioning	11	**(3,184)**	(2,255)
		(22,166)	(15,222)
Deferred Income	12	**(116)**	—
Net assets		**20,372**	12,886
Called up share capital	13,14	**—**	—
Profit and loss account	14	**20,372**	12,886
Equity shareholders' funds	14	**20,372**	12,886

The called up share capital of the company is £2 (2004: £2).

The Accounting Policies and Definitions on pages 3 and 4, together with the Notes on pages 7 to 11, form part of these Accounts.

Approved by the Board on 28 October 2005 and signed on its behalf by

Alan Bryce
Director

Notes to the Accounts
for the year ended 31 March 2005

1 Turnover

Turnover consists entirely of sales made in the United Kingdom and the Republic of Ireland exclusive of Value Added Tax.

2 Operating profit

	2005 £'000	2004 £'000
Operating profit is stated after charging:		
Depreciation of tangible fixed assets	**5,255**	4,210

The audit fees of the company for both years, continue to be borne by the ultimate parent company, Scottish Power plc.

3 Employee information

The company has no employees (2004: nil). The company employs the services of external contractors to operate and maintain the windfarms for which a charge is made and is included in administrative expenses.

4 Net interest and similar charges

	Note	2005 £'000	2004 £'000
Analysis of net interest and similar charges			
Interest payable to other group companies		**4,205**	3,319
Less: capitalised interest		**(1,687)**	—
Total interest payable		**2,518**	3,319
Interest receivable—external		**(250)**	—
Net interest charge		**2,268**	3,319
Unwinding of discount on provisions	11	**380**	180
Net interest and similar charges		**2,648**	3,499

5 Tax on profit on ordinary activities

	Note	2005 £'000	2004 £'000
Current tax:			
UK corporation tax		**(2,803)**	(784)
Deferred tax:			
Origination and reversal of timing differences	10	**6,015**	2,335
Tax on profit on ordinary activities		**3,212**	1,551

Factors affecting tax charge for year

The current tax credit for the year varied from the standard rate of UK corporation tax as follows:

	2005 £'000	2004 £'000
UK corporation tax at 30% on profits of the year	**3,209**	1,551
Permanent differences	**3**	—
Tax charge on ordinary activities	**3,212**	1,551
Effect of deferred tax	**(6,015)**	(2,335)
Current tax credit for year	**(2,803)**	(784)

6 Tangible fixed assets

	Land and buildings	Plant and machinery	Total
	£'000	£'000	£'000
Cost:			
At 1 April 2004	1,512	116,387	117,899
Additions	—	65,366	65,366
At 31 March 2005	**1,512**	**181,753**	**183,265**
Depreciation:			
At 1 April 2004	72	21,342	21,414
Charge for the year	84	5,171	5,255
At 31 March 2005	**156**	**26,513**	**26,669**
Net book value:			
At 31 March 2005	**1,356**	**155,240**	**156,596**
At 31 March 2004	1,440	95,045	96,485

Assets not subject to depreciation are land. Land and buildings held by the company are predominately freehold.

Included in plant and machinery are £74.1 million (2004: £31 million) of assets under construction which will not be depreciated until construction is complete.

The amount of interest capitalised in the year to 31 March 2005 was £1,687,000 (2004: £nil). The aggregate value of capitalised interest included in the cost of tangible fixed assets above is £1,687,000. The interest rate used in the capitalisation was 6% at the time of the transaction.

7 Debtors

	2005	2004
	£'000	£'000
Amounts falling due within one year:		
Amounts owed by group undertakings	**2,683**	2,123
Trade debtors	**222**	—
Group tax relief	**687**	—
VAT recoverable	**1,723**	292
Prepayments and accrued income	**720**	910
	6,035	3,325

8 Loans and other borrowings

	2005	2004
	£'000	£'000
Bank overdraft	**14,167**	—
Loans owed to group undertakings	**82,353**	64,866
	96,520	64,866

All borrowings are unsecured.

Repayments fall due as follows:

	2005	2004
Within one year, or on demand	**96,520**	64,866
	96,520	64,866

Loan amounts owed at 31 March 2005 are represented by an £82.4 million loan that is repayable on demand at the Royal Bank of Scotland base rate +1%. Loan amounts owed at 31 March 2004 are represented by a £39.9 million loan that is repayable on demand at the Royal Bank of Scotland base rate +1% and an open credit facility of £25 million at a fixed rate of 7.25%, repaid in instalments.

9 Other creditors

	2005	2004
	£'000	£'000
Amounts falling due within one year:		
Amounts owed to group undertakings	**866**	746
Trade creditors	**2,016**	635
Corporation tax	—	913
Accrued expenses	**20,575**	5,993
	23,457	8,287

10 Provision for liabilities and charges—Deferred tax

	Note	2005	2004
		£'000	£'000
Accelerated capital allowances		**18,982**	12,967

	Note	2005
		£'000
At 1 April 2004		**12,967**
Charged to profit and loss account	5	**6,015**
At 31 March 2005		**18,982**

11 Provisions for liabilities and charges—Decommissioning

	Note	2005	2004
		£'000	£'000
At 1 April		**2,255**	2,075
New provisions		**549**	—
Unwind of discount	4	**380**	180
At 31 March		**3,184**	2,255

The new provisions relate to the Cruach Mhor wind farm, which was placed into service in March 2004. The decommissioning of the wind farms is expected to occur over the period between 2015 and 2024.

12 Deferred Income

	At 1 April 2004	Receivable during the year	At 31 March 2005
	£'000	£'000	£'000
Capital contributions	—	**116**	**116**

13 Share capital

	2005	2004
	£	£
Authorised:		
100 (2004: 100) ordinary shares of £1 each	**100**	100
Allotted, called up and fully paid:		
2 (2004: 2) ordinary shares of £1 each	**2**	2

14 Analysis of movements in equity shareholders' funds

	Share capital	Profit and loss account	2005 Total	2004 Total
	£'000	£'000	£'000	£'000
At 1 April	—	12,886	12,886	9,268
Profit retained for the year	—	7,486	7,486	3,618
At 31 March	**—**	**20,372**	**20,372**	**12,886**

15 Financial commitments

	2005	2004
	£'000	£'000
Capital commitments		
Contracted but not provided	22,007	1,408

16 Directors' emoluments

None of the directors received any remuneration from the company in respect of their services to the company.

17 Related party transactions

Scottish Power plc has ultimate control over the company. The company has taken an exemption, as allowed by Financial Reporting Standard 8, 'Related Party Disclosures', not to disclose related party transactions with other group companies as the ultimate parent company publishes full statutory consolidated Accounts.

18 Ultimate parent company

The directors regard Scottish Power plc as the ultimate parent company, which is also the parent company of the largest group in which the results of the company are consolidated. The parent company of the smallest group in which the results of the company are consolidated is Scottish Power UK plc. Copies of both companies' consolidated Accounts can be obtained from The Secretary, Scottish Power plc, 1 Atlantic Quay, Glasgow, G2 8SP.

Independent Auditors' Report
to the members of CRE Energy Limited

We have audited the Accounts on pages 3 to 11 which have been prepared under the historical cost convention and the accounting policies set out on pages 3 and 4.

Respective responsibilities of directors and auditors

The directors' responsibilities for preparing the Directors' Report and Accounts in accordance with applicable Northern Ireland law and United Kingdom accounting standards are set out in the statement of directors' responsibilities.

Our responsibility is to audit the financial statements in accordance with the relevant legal and regulatory requirements and United Kingdom Auditing Standards issued by the Auditing Practices Board. This report, including the opinion, has been prepared for and only for the company's members as a body in accordance with Article 243 of the Companies (Northern Ireland) Order 1986 and for no other purpose. We do not, in giving this opinion, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

We report to you our opinion as to whether the financial statements give a true and fair view and are properly prepared in accordance with the Companies (Northern Ireland) Order 1986. We also report to you if, in our opinion, the Report of Directors is not consistent with the Accounts, if the company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors' remuneration and transactions is not disclosed.

We read the other information contained in the Directors' Report and Accounts and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the Accounts. The other information comprises the Report of the Directors.

Basis of audit opinion

We conducted our audit in accordance with auditing standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the Accounts. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the Accounts, and of whether the accounting policies are appropriate to the company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the Accounts are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the Accounts.

Opinion

In our opinion the Accounts give a true and fair view of the state of the company's affairs at 31 March 2005 and of its profit for the year then ended and have been properly prepared in accordance with the Companies (Northern Ireland) Order 1986.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Chartered Accountants and Registered Auditors
Glasgow
28 October 2005

DCA

CHFP041

For a company limited by shares which is not a subsidiary and where the only transaction is the issue of subscriber shares

Company Number 5294242

Company Name in full Morecambe Wind Limited

Balance Sheet as at 30/11/2005

	Current Year 2005	Previous Year
Called up Share Capital not paid	£ 0	
Cash at Bank and in Hand	£3.00	
NET ASSETS	£3.00	£
Authorised share capital: 100 ordinary shares of £1.00 each		
Issued share capital: 3 ordinary shares of £1.00 each		
SHAREHOLDERS' FUNDS	£3.00	£

Notes:

1. During the year the company allotted 3 ordinary shares with an aggregate nominal value of £3.00, the consideration received by the company was £3.00
2. During the year the company acted as an agent for a person—If this applies please tick the box ☐

Statements:

(a) For the year ended 30/11/2005 (date) the company was entitled to exemption under section 249AA(1) of the Companies Act 1985.

(b) Members have not required the company to obtain an audit in accordance with section 249B(2) of the Companies Act 1985.

(c) The director(s) acknowledge(s) responsibility for:

i. ensuring the company keeps accounting records which comply with section 221, and

ii. preparing accounts which give a true and fair view of the state of affairs of the company as at the end of the financial year, and of its profit and loss for the financial year, in accordance with the requirements of section 226, and which otherwise comply with the requirements of the Companies Act relating to accounts, so far as applicable to the company.

These accounts were approved by the Board of Directors

on 31st July 2006
and signed on their behalf by: Minoru Saito
Director(s)

You do not have to give any contact information in the box below but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Contact details:

Shepherd+ Wedderburn
Saltire Court
20 Castle Terrace
Edinburgh EH1 2ET
☎ 0131 228 9900

March 2006

WIND RESOURCES LIMITED
AND SUBSIDIARY UNDERTAKINGS

ANNUAL REPORT AND FINANCIAL STATEMENTS

For the year ended 31 March 2007

Contents

Director's report
For the year ended 31 March 2007

The directors present their annual report and the audited financial statements of Wind Resources Limited (the 'Company') together with its subsidiaries (the 'Group') for the year ended 31 March 2007.

Principal activity and business review

The principal activity of the Group is to invest in electricity generation using wind power.

Wind Resources Limited owns two companies, Carland Cross Limited and Coal Clough Limited. Carland Cross Limited operates a windfarm consisting of fifteen Vestas wind turbines, near Mitchell in Cornwall. Coal Clough Limited operates a windfarm consisting of twenty four Vestas wind turbines, near Burnley in Lancashire.

Capital investment and future developments

The Group will continue to manage and maximize its investments in renewable energy generation.

Profit and dividend

The Group profit for the year before taxation amounted to £1,657,200 (2006: £1,046,400) and £1,160,200 (2006: £729,400) after taxation. The directors paid a dividend for the year of £1,410,000 (2006: £880,000).

Directors

The directors who served throughout the year were:

Samuel Robert James Anderson	alternate to David Neil Morrison
Stephen John Tivadar Balint	
Christopher David Sweatman	alternate to Stephen John Tivadar Balint
Tariq Masood	
David Neil Morrison	

None of the directors were materially interested in any contract of significance in relation to the Group's business.

Statement of disclosure to auditors

In the case of each of the persons who were directors at the time when the report is approved under Section 234A the following applies

(a) so far as the directors are aware, there is no relevant audit information of which the Company's auditors are unaware, and

(b) the directors have taken all the steps that they ought to have taken as director in order to make themselves aware of any relevant audit information and to establish that the company's auditors are aware of this information.

Auditors

In accordance with section 385 of the Companies Act 1985 a resolution for the reappointment of PKF (UK) LLP will be proposed at the forthcoming annual general meeting.

By Order of the Board

T Masood
Director

5 July 2007

Statement of directors' responsibilities

The directors are responsible for preparing the annual report and the financial statements in accordance with applicable law and regulations.

Company law requires the directors to prepare financial statements for each financial year. Under that law the directors have elected to prepare the financial statements in accordance with United Kingdom Generally Accepted Accounting Practice (United Kingdom Accounting Standards and applicable law). The financial statements are required to give a true and fair view of the state of affairs of the Company and of the profit or loss of the Company for that period. In preparing these financial statements the directors are required to:

- select suitable accounting policies and then apply them consistently;
- make judgements and estimates that are reasonable and prudent;
- prepare the financial statements on the going concern basis unless it is inappropriate to presume that the Company will continue in business.

The directors are responsible for keeping proper accounting records that disclose with reasonable accuracy at any time the financial position of the company and enable them to ensure that the financial statements comply with the Companies Act 1985. They are also responsible for safeguarding the assets of the company and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

Independent auditors' report
to the members of Wind Resources Limited

We have audited the group and parent company financial statements ('the financial statements') of Wind Resources Limited for the year ended 31 March 2007 which comprise the group profit and loss account, the group and company balance sheets, the group cash flow statement and the related notes. These financial statements have been prepared under the accounting policies set out therein.

This report is made solely to the company's members, as a body, in accordance with Section 235 of the Companies Act 1985. Our audit work has been undertaken so that we might state to the company's members those matters we are required to state to them in an auditors' report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company and the company's members as a body, for our audit work, for this report, or for the opinions we have formed.

Respective responsibilities of directors and auditors

The directors' responsibilities for preparing the annual report and the financial statements in accordance with applicable law and United Kingdom accounting standards ('United Kingdom Generally Accepted Accounting Practice') are set out in the statement of directors' responsibilities.

Our responsibility is to audit the financial statements in accordance with the relevant legal and regulatory requirements and International Standards on Auditing (UK and Ireland).

We report to you our opinion as to whether the financial statements give a true and fair view and have been properly prepared in accordance with the Companies Act 1985. We also report to you if, in our whether in our opinion the information given in the directors' report is consistent with the financial statements.

In addition we report to you if, in our opinion, the company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors' remuneration and other transactions is not discounted.

We read the Directors' Report and consider the implications for our report if we become aware of any apparent misstatements within it.

Basis of audit opinion

We conducted our audit in accordance with International Standards of Auditing (UK and Ireland) issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the group's and company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

Opinion

In our opinion:

- the financial statements give a true and fair view, in accordance with United Kingdom Generally Accepted Accounting Practice, of the state of the group's and the parent company's affairs as at 31 March 2007 and of the groups profit for the year then ended;
- the financial statements have been prepared in accordance with the Companies Act 1985; and
- the information given in the directors' report is consistent with the financial statements.

PKF (UK) LLP

PKF (UK) LLP
Registered Auditors
Bristol
United Kingdom

9 July 2007

Group profit and loss account
For the year ended 31 March 2007

	Notes	2007	2006
		£'000	£'000
Turnover	2	**3,050.2**	2,517.9
Operating expenses	3	**(1,489.4)**	(1,527.3)
Operating profit		**1,560.8**	990.6
Interest receivable	5	**96.4**	55.8
Profit on ordinary activities before tax		**1,657.2**	1,046.4
Tax on profit on ordinary activities	6	**(497.0)**	(317.0)
Profit on ordinary activities after tax	15	**1,160.2**	729.4

As permitted by Section 230 of the Companies Act 1985, the Company has not presented its own profit and loss account.

There are no recognised gains and losses other than the profits shown above. All amounts relate to continuing operations.

Details of dividends paid are given in note 7.

The accompanying notes are an integral part of these financial statements.

Balance sheets
As at 31 March 2007

	Notes	Group 2007	Group 2006	Company 2007	Company 2006
		£'000	£'000	£'000	£'000
Fixed assets					
Tangible assets	8	5,003.5	5,884.7	—	—
Investments	9	—	—	3,853.2	3,853.2
		5,003.5	5,884.7	**3,853.2**	3,853.2
Current assets					
Stock	10	10.1	10.1	—	—
Debtors	11	1,376.3	1,000.7	—	—
Cash at bank		**1,403.1**	1,210.6	**15.0**	14.9
		2,789.5	2,221.4	**15.0**	14.9
Creditors					
Amounts falling due within one year	12	(728.5)	(562.5)	—	—
Net current assets		**2,061.0**	1,658.9	**15.0**	14.9
Total assets less current liabilities		**7,064.5**	7,543.6	**3,868.2**	3,868.1
Provisions for liabilities and charges					
Deferred tax	13	(1,325.3)	(1,554.6)	—	—
Net assets		**5,739.2**	5,989.0	**3,868.2**	3,868.1
Capital and reserves					
Called up share capital	14	3,863.2	3,863.2	3,863.2	3,863.2
Profit and loss account	15	1,876.0	2,125.8	5.0	4.9
Equity shareholders' funds	16	**5,739.2**	5,989.0	**3,868.2**	3,868.1

The accompanying notes are an integral part of these financial statements.

The financial statements on pages 4 to 13 were approved and authorized for issue by the Board of Directors on 5 July 2007 and were signed on its behalf by :

T Masood
Director

Group cash flow statement
For the year ended 31 March 2007

	Notes	2007	2006
		£'000	£'000
Net cash inflow from operating activities	17	**2,030.4**	1,606.9
Returns on investments and servicing of finance	18	**96.4**	55.8
Taxation		**(516.8)**	(464.1)
Capital expenditure	19	**(7.5)**	(7.5)
Equity dividends paid		**(1,410.0)**	(880.0)
Increase in cash in year		**192.5**	311.1

Reconciliation of net cash flow to movement in net funds

	Notes	2007	2006
		£'000	£'000
Increase in cash in year		**192.5**	317.3
Net funds at 1 April		**1,210.6**	893.3
Net funds at 31 March	20	**1,403.1**	1,210.6

The accompanying notes are an integral part of these financial statements.

Notes to the financial statements
For the year ended 31 March 2007

1 Accounting policies

The principal accounting policies are summarised below.

Basis of preparation

The financial statements have been prepared under the historical cost convention and in accordance with the Companies Act 1985 and applicable accounting standards. They have been prepared under United Kingdom Generally Accepted Accounting Practice ("UK GAAP"). Accounting policies have been applied consistently throughout the year and the preceding year except where changes have been made to previous policies on adoption of new accounting standards.

Consolidation

The Group financial statements consolidate the financial statements of Wind Resources Limited and its subsidiary undertakings for the year ended 31 March 2007. The consolidated financial statements have been prepared on the acquisition basis.

Turnover

Turnover is stated net of value added tax (see Note 2).

Leases

Operating lease rentals are charged to the profit and loss account in relation to the total number of units generated (see Note 21).

Tangible fixed assets

Tangible fixed assets are stated at cost, net of depreciation and any provision for impairment.

Depreciation

The charge for depreciation is calculated to write off assets over their estimated useful economic lives taking into account anticipated residual values. The lives of depreciable plant and machinery generation assets are all 20 years.

Stock

Stocks are valued at the lower of cost and net realisable value.

Investments

Fixed asset investments are shown at cost less provision for impairment.

Taxation

Current tax is provided at amounts expected to be paid (or recovered) using the tax rates and laws that have been enacted or substantially enacted by the balance sheet date.

Deferred tax is recognised in respect of all timing differences that have originated but not reversed at the balance sheet date where transactions or events that result in an obligation to pay more tax in the future or a right to pay less tax in the future have occurred at the balance sheet date. Timing differences are differences between the Company's taxable profits and its results as stated in the financial statements that arise from the inclusion of gains and losses in tax assessments in years different from those in which they are recognised in the financial statements.

A net deferred tax asset is regarded as recoverable and therefore recognised only when, on the basis of all available evidence, it can be regarded as more likely than not that there will be suitable taxable profits from which the future reversal of the underlying timing differences can be deducted.

Deferred tax is measured at the average tax rates that are expected to apply in the years in which the timing differences are expected to reverse, based on tax rates and laws that have been enacted or substantially enacted by the balance sheet date. Deferred tax assets and liabilities are not discounted.

2 Turnover

Turnover represents sales of electricity products to Npower Limited under a power sales agreement. The electricity products comprise sale of energy, levy exemption certificates, triad benefits and renewable obligation certificates. The prices are agreed in advance and stated in the power sales agreement. The Climate Change Levy allows the Company to receive a proportion of the exempting benefit available to Npower Limited as a consequence of wind energy being exempt from the Levy.

From 1 April 2002, the Government introduced the Renewables Obligation. Generation of electricity from wind energy is eligible under the Renewables Obligation. Renewable Obligation certificates are obtained and sold under a power purchase agreement, yielding additional income for the Group which was not previously available. The Group operates wholly within the United Kingdom.

3 Operating expenses

The directors consider that the nature of the business is such that the analysis of expenses shown below is more informative than that set out in the Companies Act 1985 formats.

	2007	2006
	£'000	£'000
Operating and maintenance costs	**478.8**	516.2
Operating lease rental-land and buildings	**56.6**	42.9
Administration	**27.2**	27.2
Depreciation	**888.7**	888.6
Rates	**33.8**	33.0
Fees	**1.0**	16.2
Audit fees	**3.3**	3.2
	1,489.4	1,527.3

4 Directors and employees

No director received any emoluments from the Group during the year (2006: £nil).

The Group had no employees during the current or the prior year.

5 Interest receivable

	2007	2006
	£'000	£'000
Bank interest receivable	**96.4**	55.8

6 Tax on profit on ordinary activities

a) Analysis of tax charge in the year

	2007 £'000	2006 £'000
Current tax:		
UK corporation tax on profits for the year	**726.3**	534.9
Total current tax (Note 6(b))	**726.3**	534.9
Deferred tax (Note 13):		
Origination and reversal of timing differences	**(229.2)**	(220.9)
Adjustment in respect of prior years	**(0.1)**	3.0
Total deferred tax	**(229.3)**	(217.9)
Tax on profit on ordinary activities	**497.0**	317.0

b) Factors affecting tax charge for the year

The tax assessed for the year is different to the standard rate of corporation tax in the UK(30%). The differences are explained below:

	2007 £'000	2006 £'000
Profit on ordinary activities before tax	**1,657.2**	1,046.4
Profit on ordinary activities multiplied by the standard rate of corporation tax in the UK of 30% (2006: 30%)	**497.1**	313.9
Effects of:		
Capital allowances for the year less than depreciation	**229.2**	220.9
Current tax charge for the year (Note 6 (a))	**726.3**	534.8

7 Dividends

	2007 £'000	2006 £'000
Equity shares:		
Interim dividend paid of 36.50p (2006: 22.78p) per ordinary share	**1,410.0**	880.0

8 Tangible fixed assets

	Plant and machinery £'000
Cost	
At 1 April 2006	17,773.3
Additions	7.5
At 31 March 2007	17,780.8
Depreciation	
At 1 April 2006	11,888.6
Charge for the year	888.7
At 31 March 2007	12,777.3
Net book value	
At 31 March 2007	**5,003.5**
At 31 March 2006	5,884.7

9 Investments

Shares in subsidiary undertakings

Name	Holding	Proportion	Cost
			£'000
Carland Cross Limited	Ordinary	100%	1,433.2
Coal Clough Limited	Ordinary	100%	2,420.0
At 31 March 2007 and 31 March 2006			3,853.2

Both companies are involved in the generation of renewable energy.

10 Stocks

	2007	2006
	£'000	£'000
Spare parts	**10.1**	10.1

11 Debtors

	2007	2006
	£'000	£'000
Trade debtors	**45.5**	63.5
Prepayments and accrued income	**1,252.8**	877.2
Other debtors	**78.0**	60.0
	1,376.3	1,000.7

The other debtors relate to a deposit given to Burnley Council by Coal Clough Limited in line with planning conditions, and a deposit held by a bank for Carland Cross Limited in line with planning conditions. They will become repayable at the end of the planning period, which is after more than one year from the balance sheet date.

12 Creditors

	2007	2006
	£'000	£'000
Corporation tax	**461.9**	252.4
Value added tax	**113.8**	109.0
Accruals and deferred income	**152.8**	201.1
	728.5	562.5

13 Provisions for liabilities and charges—deferred tax

	2007	2006
	£'000	£'000
Deferred taxation provided in respect of accelerated capital allowances at 30% (2006: 30%):		
At 1 April	**1,554.6**	1,772.5
Adjustment in respect of prior years	**(0.1)**	3.0
Credit for the year	**(229.2)**	(220.9)
At 31 March	**1,325.3**	1,554.6

14 Called up share capital

Group and Company

	2007 £'000	2006 £'000
Authorised:		
4,000,000 ordinary shares of £1 each (1,800,000 'A' shares, 1,800,000 'B' shares and 400,000 'C' shares)	**4,000.0**	4,000.0
Allotted, called up and fully paid:		
3,863,153 ordinary shares of £1 each (1,738,419 'A' shares, 1,738,419 'B' shares and 386,315 'C' shares)	**3,863.2**	3,863.2

15 Profit and loss account

	Group 2007 £'000	Group 2006 £'000	Company 2007 £'000	Company 2006 £'000
At 1 April	**2,125.8**	2,276.4	**4.9**	4.8
Profit for the year after tax	**1,160.2**	729.4	**0.1**	0.1
Dividends	**(1,410.0)**	(880.0)	**—**	—
At 31 March	**1,876.0**	2,125.8	**5.0**	4.9

16 Reconciliation of movements in equity shareholders' funds

	Group 2007 £'000	Group 2006 £'000	Company 2007 £'000	Company 2006 £'000
Profit for the financial year	**1,160.2**	729.4	**1,410.1**	880.1
Dividends	**(1,410.0)**	(880.0)	**(1,410.0)**	(880.0)
Movements in equity shareholders' funds	**(249.8)**	(150.6)	**0.1**	0.1
Opening equity shareholders' funds	**5,989.0**	6,139.6	**3,868.1**	3,868.0
Closing equity shareholders' funds	**5,739.2**	5,989.0	**3,868.2**	3,868.1

17 Reconciliation of operating profit to operating cash flows

	2007 £'000	2006 £'000
Operating profit	**1,560.8**	990.6
Depreciation	**888.7**	888.6
(Increase) in debtors	**(375.6)**	(276.9)
(Decrease)/Increase in creditors	**(43.5)**	4.6
Net cash flow from operating activities	**2,030.4**	1,606.9

18 Analysis of returns on investments and servicing of finance

	2007 £'000	2006 £'000
Returns on investments and servicing of finance:		
Interest received	96.4	55.8
Net cash inflow from returns on investments and servicing of finance	**96.4**	55.8

19 Analysis of capital expenditure

	2007	2006
	£'000	£'000
Capital expenditure:		
Purchase of tangible fixed assets	7.5	7.5
Net cash outflow from capital expenditure	7.5	7.5

20 Analysis of net funds

	At 1 April 2006	Cash flow	At 31 March 2007
	£'000	£'000	£'000
Cash at bank	1,210.6	192.5	**1,403.1**
Net Funds	1,210.6	192.5	**1,403.1**

21 Lease commitments

The subsidiary companies each have a lease on the land occupied by the wind turbines, under which they have an obligation to pay the landowners as rental on a half yearly and quarterly basis for Carland Cross Limited and Coal Clough Limited respectively, the greater of either a fixed contribution per turbine (Carland Cross Limited: £300 and Coal Clough Limited: £100) or 2% of income from total units generated. The lease for Carland Cross expires in September 2017 and lease for Coal Clough expires in July 2017.

22 Subsequent event

The Finance Bill 2007, which was regarded as substantially enacted on 26 June 2007, has introduced a reduction in the corporation tax rate from 30% to 28% from 1 April 2008 and the immediate withdrawal of balancing adjustments for assets where Industrial Buildings Allowances have been claimed. The effect of these changes is estimated to be a credit to the profit and loss account of £56k.

23 Shareholders and related party transactions

The shareholders of Wind Resources Limited at the balance sheet date were:

Avonbank Investments Limited	45%
Beaufort Energy Limited	45%
RES-Gen Limited	10%

Given that Wind Resources Limited is owned by a consortium, none of whose members own more than 45% of the issued share capital, the directors do not consider that there is a controlling party.

Western Power Generation Limited, an associate company of Avonbank Investments Limited, has contracts to provide management services to both Carland Cross Limited and Coal Clough Limited. During the year the Group was charged £27,200 (2006: £27,200) for management services under these contracts, and at 31 March 2007 the Group owed £6,800 to Western Power Generation Limited (2006: £6,800). Payments in future years are linked to movements in the retail price index.

Wind Resources Limited
Avonbank
Feeder Road
Bristol
BS2 0TB

Telephone: 0117 933 2000
Fax: 0117 933 2001

WIND RESOURCES LIMITED
AND SUBSIDIARY UNDERTAKINGS

ANNUAL REPORT AND FINANCIAL STATEMENTS

For the year ended 31 March 2006

Contents

Directors' report
For the year ended 31 March 2006

The directors present their annual report and the audited financial statements of Wind Resources Limited (the 'Company') together with its subsidiaries (the 'Group') for the year ended 31 March 2006.

Principal activity and business review

The principal activity of the Group is to invest in electricity generation using wind power.

Wind Resources Limited owns two companies, Carland Cross Limited and Coal Clough Limited. Carland Cross Limited operates a windfarm consisting of fifteen Vestas wind turbines, near Mitchell in Cornwall. Coal Clough Limited operates a windfarm consisting of twenty four Vestas wind turbines, near Burnley in Lancashire.

Capital investment and future developments

The Group will continue to manage and maximise its investments in renewable energy generation.

Profit and dividend

The Group profit for the year before taxation amounted to £1,046,400 (2005: £599,000) and £729,400 (2005: £424,100) after taxation. The directors paid a dividend for the year of £880,000 (2005: £1,890,000).

Directors

The directors who served throughout the year were:-

Samuel Robert James Anderson	alternate to David Neil Morrison
Stephen John Tivadar Balint	
Dominic Paul Keating	alternate to Stephen John Tivadar Balint (resigned 16 February 2006)
Tariq Masood	
David Neil Morrison	

On 16 February 2006 Dominic Paul Keating resigned and Chris Sweatman was appointed as alternate director to Stephen John Tivadar Balint.

At 31 March 2006 and throughout the year, no director had any interest in the shares of the Company or other group companies which required notification to the Company under Section 324 and registration by the Company under Section 325 of the Companies Act 1985.

None of the directors were materially interested in any contract of significance in relation to the Group's business.

Statement of disclosure to auditors

In the case of each of the persons who were directors at the time when the report is approved under Section 234A the following applies

(a) so far as the directors are aware, there is no relevant audit information of which the Company's auditors are unaware, and

(b) the directors have taken all the steps that they ought to have taken as director in order to make themselves aware of any relevant audit information and to establish that the company's auditors are aware of this information.

Auditors

In accordance with section 385 of the Companies Act 1985 a resolution for the reappointment of PKF (UK) LLP will be proposed at the forthcoming annual general meeting.

By Order of the Board



T Masood
Director

22 January 2007

Statement of directors' responsibilities

The directors are responsible for preparing the annual report and the financial statements in accordance with applicable law and regulations.

Company law requires the directors to prepare financial statements for each financial year. Under that law the directors have elected to prepare the financial statements in accordance with United Kingdom Generally Accepted Accounting Practice (United Kingdom Accounting Standards and applicable law). The financial statements are required to give a true and fair view of the state of affairs of the Company and of the profit or loss of the Company for that period. In preparing these financial statements the directors are required to:

- select suitable accounting policies and then apply them consistently;
- make judgements and estimates that are reasonable and prudent;
- prepare the financial statements on the going concern basis unless it is inappropriate to presume that the Company will continue in business.

The directors are responsible for keeping proper accounting records that disclose with reasonable accuracy at any time the financial position of the company and enable them to ensure that the financial statements comply with the Companies Act 1985. They are also responsible for safeguarding the assets of the company and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

Independent auditors' report
to the members of Wind Resources Limited

We have audited the group and parent company financial statements ('the financial statements') of Wind Resources Limited for the year ended 31 March 2006 which comprise the group profit and loss account, the group and company balance sheets, the group cash flow statement and the related notes. These financial statements have been prepared under the accounting policies set out therein.

This report is made solely to the company's members, as a body, in accordance with Section 235 of the Companies Act 1985. Our audit work has been undertaken so that we might state to the company's members those matters we are required to state to them in an auditors' report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company and the company's members as a body, for our audit work, for this report, or for the opinions we have formed.

Respective responsibilities of directors and auditors

The directors' responsibilities for preparing the annual report and the financial statements in accordance with applicable law and United Kingdom accounting standards ('United Kingdom Generally Accepted Accounting Practice') are set out in the statement of directors' responsibilities.

Our responsibility is to audit the financial statements in accordance with the relevant legal and regulatory requirements and International Standards on Auditing (UK and Ireland).

We report to you our opinion as to whether the financial statements give a true and fair view and are properly prepared in accordance with the Companies Act 1985. We also report to you if, in our whether in our opinion the information given in the directors' report is consistent with the financial statements.

In addition we report to you if, in our opinion, the company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors' remuneration and other transactions is not discounted.

We read the Directors' Report and consider the implications for our report if we become aware of any apparent misstatements within it.

Basis of audit opinion

We conducted our audit in accordance with International Standards of Auditing (UK and Ireland) issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the group's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

Opinion

In our opinion:

- the financial statements give a true and fair view, in accordance with United Kingdom Generally Accepted Accounting Practice, of the state of the group's and the parent company's affairs as at 31 March 2006 and of the groups profit for the year then ended;
- the financial statements have been prepared in accordance with the Companies Act 1985; and
- the information given in the directors' report is consistent with the financial statements.

PKF (UK) LLP

PKF (UK) LLP
Registered Auditors
Bristol
United Kingdom

26 January 2007

Group profit and loss account
For the year ended 31 March 2006

	Notes	2006	2005
		£'000	£'000
Turnover	2	**2,517.9**	2,149.7
Operating expenses before exceptional item	3	**(1,527.3)**	(1,610.2)
Operating profit		**990.6**	539.5
Interest receivable	5	**55.8**	59.5
Profit on ordinary activities before tax		**1,046.4**	599.0
Tax on profit on ordinary activities	6	**(317.0)**	(174.9)
Profit on ordinary activities after tax	15	**729.4**	424.1

As permitted by Section 230 of the Companies Act 1985, the Company has not presented its own profit and loss account.

There are no recognised gains and losses other than the profits shown above. All amounts relate to continuing operations.

Details of dividends paid are given in note 7.

The accompanying notes are an integral part of these financial statements.

Balance sheets
As at 31 March 2006

	Notes	Group 2006 £'000	Group 2005 £'000	Company 2006 £'000	Company 2005 £'000
Fixed assets					
Tangible assets	8	**5,884.7**	6,772.0	—	—
Investments	9	—	—	**3,853.2**	3,853.2
		5,884.7	6,772.0	**3,853.2**	3,853.2
Current assets					
Stock	10	**10.1**	10.1	—	—
Debtors	11	**1,000.7**	723.8	—	—
Cash at bank		**1,210.6**	893.3	**14.9**	14.8
		2,221.4	1,627.2	**14.9**	14.8
Creditors					
Amounts falling due within one year	12	**(562.5)**	(487.1)	—	—
Net current assets		**1,658.9**	1,140.1	**14.9**	14.8
Total assets less current liabilities		**7,543.6**	7,912.1	**3,868.1**	3,868.0
Provisions for liabilities and charges					
Deferred tax	13	**(1,554.6)**	(1,772.5)	—	—
Net assets		**5,989.0**	6,139.6	**3,868.1**	3,868.0
Capital and reserves					
Called up share capital	14	**3,863.2**	3,863.2	**3,863.2**	3,863.2
Profit and loss account	15	**2,125.8**	2,276.4	**4.9**	4.8
Equity shareholders' funds	16	**5,989.0**	6,139.6	**3,868.1**	3,868.0

The accompanying notes are an integral part of these financial statements.

The financial statements on pages 4 to 13 were approved and authorised for issue by the Board of Directors on 22 January 2007 and were signed on its behalf by:



T Masood
Director

Group cash flow statement
For the year ended 31 March 2006

	Notes	2006 £'000	2005 £'000
Net cash inflow from operating activities	17	**1,606.9**	1,714.7
Returns on investments and servicing of finance	18	**55.8**	59.5
Taxation		**(464.1)**	(426.9)
Capital expenditure	19	**(1.3)**	(54.9)
Equity dividends paid		**(880.0)**	(1,890.0)
Net cash inflow/(outflow) before use of liquid resources and financing		**317.3**	(597.6)
Management of liquid resources		**—**	1,420.0
Increase in cash in year		**317.3**	822.4

Reconciliation of net cash flow to movement in net funds

	Notes	2006 £'000	2005 £'000
Increase in cash in year		**317.3**	822.4
Cash outflow from decrease in liquid resources		**—**	(1,420.0)
Movement in net funds for the year		**317.3**	(597.6)
Net funds at 1 April		**893.3**	1,490.9
Net funds at 31 March	20	**1,210.6**	893.3

The accompanying notes are an integral part of these financial statements.

Notes to the financial statements
For the year ended 31 March 2006

1 Accounting policies

The principal accounting policies are summarised below.

Basis of preparation

The financial statements have been prepared under the historical cost convention and in accordance with the Companies Act 1985 and applicable accounting standards. They have been prepared under United Kingdom Generally Accepted Accounting Practice ("UK GAAP"). Accounting policies have been applied consistently throughout the year and the preceding year except where changes have been made to previous policies on adoption of new accounting standards.

Consolidation

The Group financial statements consolidate the financial statements of Wind Resources Limited and its subsidiary undertakings for the year ended 31 March 2006. The consolidated financial statements have been prepared on the acquisition basis.

Changes in accounting policies

The company has adopted Financial Reporting Standard ("FRS") 21 'Events after balance sheet date', FRS 25 'Financial instruments: disclosure and presentation', and FRS 28 'Corresponding amounts'. The adoption of these standards in the current year represents a change in accounting policies. This change in accounting policies has had no effect on the Company and restatement of comparative figures has not been required.

Turnover

Turnover is stated net of value added tax (see Note 2).

Leases

Operating lease rentals are charged to the profit and loss account in relation to the total number of units generated (see Note 21).

Tangible fixed assets

Tangible fixed assets are stated at cost, net of depreciation and any provision for impairment.

Depreciation

The charge for depreciation is calculated to write off assets over their estimated useful economic lives taking into account anticipated residual values. The lives of depreciable plant and machinery generation assets are all 20 years.

Stock

Stocks are valued at the lower of cost and net realisable value.

Investments

Fixed asset investments are shown at cost less provision for impairment.

Taxation

Current tax is provided at amounts expected to be paid (or recovered) using the tax rates and laws that have been enacted or substantially enacted by the balance sheet date.

Deferred tax is recognised in respect of all timing differences that have originated but not reversed at the balance sheet date where transactions or events that result in an obligation to pay more tax in the future or a right to pay less tax in the future have occurred at the balance sheet date. Timing differences are differences between the Company's taxable profits and its results as stated in the financial statements that arise from the inclusion of gains and losses in tax assessments in years different from those in which they are recognised in the financial statements.

A net deferred tax asset is regarded as recoverable and therefore recognised only when, on the basis of all available evidence, it can be regarded as more likely than not that there will be suitable taxable profits from which the future reversal of the underlying timing differences can be deducted.

Deferred tax is measured at the average tax rates that are expected to apply in the years in which the timing differences are expected to reverse, based on tax rates and laws that have been enacted or substantially enacted by the balance sheet date. Deferred tax assets and liabilities are not discounted.

2 Turnover

Turnover represents power sales to Npower Limited and the Climate Change Levy. Power sales are derived from electricity generation based on prices set by the New Electricity Trading Arrangements. These prices fluctuate on a half hourly basis and are dependent upon factors such as national demand, plant availability and weather conditions. The Climate Change Levy allows the Group to receive a proportion of the exempting benefit available to Npower Limited as a consequence of wind energy being exempt from the Levy.

From 1 April 2002, the Government introduced the Renewables Obligation. Generation of electricity from wind energy is eligible under the Renewables Obligation. Renewable Obligation certificates are obtained and sold under a power purchase agreement, yielding additional income for the Group which was not previously available. The Group operates wholly within the United Kingdom.

3 Operating expenses

The directors consider that the nature of the business is such that the analysis of expenses shown below is more informative than that set out in the Companies Act 1985 formats.

	2006	2005
	£'000	£'000
Operating and maintenance costs	**516.2**	568.3
Operating lease rentals—land and buildings	**42.9**	43.3
Administration	**27.2**	26.4
Depreciation	**888.6**	924.3
Rates	**33.0**	35.6
Fees	**16.2**	9.5
Audit fees	**3.2**	2.8
	1,527.3	1,610.2

4 Directors and employees

No director received any emoluments from the Group during the year (2005: £nil).

The Group had no employees during the current or the prior year.

5 Interest receivable

	2006	2005
	£'000	£'000
Bank interest receivable	**55.8**	59.5

6 Tax on profit on ordinary activities

a) Analysis of tax charge in the year

	2006 £'000	2005 £'000
Current tax:		
UK corporation tax on profits for the year	**534.9**	399.1
Adjustment in respect of prior years	**—**	2.0
Total current tax (Note 6 (b))	**534.9**	401.1
Deferred tax (Note 13):		
Origination and reversal of timing differences	**(220.9)**	(221.1)
Adjustment in respect of prior years	**3.0**	(5.1)
Total deferred tax	**(217.9)**	(226.2)
Tax on profit on ordinary activities	**317.0**	174.9

b) Factors affecting tax charge for the year

The tax assessed for the year is different to the standard rate of corporation tax in the UK (30%). The differences are explained below:

	2006 £'000	2005 £'000
Profit on ordinary activities before tax	**1,046.4**	599.0
Profit on ordinary activities multiplied by the standard rate of corporation tax in the UK of 30% (2005: 30%)	**314.0**	179.7
Effects of:		
Capital allowances for the year less than depreciation	**220.9**	221.1
Adjustment in respect of prior years		2.0
Marginal relief	**—**	(1.7)
Current tax charge for the year (Note 6 (a))	**534.9**	401.1

7 Dividends

	2006 £'000	2005 £'000
Equity shares:		
Interim dividend paid of 22.78p (2005: 48.92p) per ordinary share	**880.0**	1,890.0

8 Tangible fixed assets

	Plant and machinery £'000
Cost	
At 1 April 2005	17,772.0
Additions	1.3
At 31 March 2006	17,773.3
Depreciation	
At 1 April 2005	11,000.0
Charge for the year	888.6
At 31 March 2006	11,888.6
Net book value	
At 31 March 2006	**5,884.7**
At 31 March2005	6,772.0

9 Investments

Shares in subsidiary undertakings

Name	Holding	Proportion	Cost
			£'000
Carland Cross Limited	Ordinary	100%	1,433.2
Coal Clough Limited	Ordinary	100%	2,420.0
At 31 March 2006 and 31 March 2005			3,853.2

Both companies are involved in the generation of renewable energy.

10 Stocks

	2006	2005
	£'000	£'000
Spare parts	**10.1**	10.1

11 Debtors

	2006	2005
	£'000	£'000
Trade debtors	**63.5**	—
Prepayments and accrued income	**877.2**	663.8
Other debtors	**60.0**	60.0
	1,000.7	723.8

The other debtors relate to a deposit given to Burnley Council by Coal Clough Limited in line with planning conditions, and a deposit held by a bank for Carland Cross Limited in line with planning conditions. They will become repayable at the end of the planning period, which is after more than one year from the balance sheet date.

12 Creditors

	2006	2005
	£'000	£'000
Corporation tax	**252.4**	181.6
Value added tax	**109.0**	90.4
Accruals and deferred income	**201.1**	215.1
	562.5	487.1

13 Provisions for liabilities and charges—deferred tax

	2006	2005
	£'000	£'000
Deferred taxation provided in respect of accelerated capital allowances at 30% (2005: 30%):		
At 1 April	**1,772.5**	1,998.7
Adjustment in respect of prior years	**3.0**	(5.1)
Credit for the year	**(220.9)**	(221.1)
At 31 March	**1,554.6**	1,772.5

14 Called up share capital

Group and Company

	2006 £'000	2005 £'000
Authorised:		
4,000,000 ordinary shares of £1 each (1,800,000 'A' shares, 1,800,000 'B' shares and 400,000 'C' shares)	**4,000.0**	4,000.0
Allotted, called up and fully paid:		
3,863,153 ordinary shares of £1 each (1,738,419 'A' shares, 1,735,419 'B' shares and 386,315 'C' shares)	**3,863.2**	3,863.2

15 Profit and loss account

	Group 2006 £'000	Group 2005 £'000	Company 2006 £'000	Company 2005 £'000
At 1 April	**2,276.4**	3,742.3	**4.8**	4.7
Profit for the year after tax	**729.4**	424.1	**0.1**	0.1
Dividends	**(880.0)**	(1,890.0)	—	—
At 31 March	**2,125.8**	2,276.4	**4.9**	4.8

16 Reconciliation of movements in equity shareholders' funds

	Group 2006 £'000	Group 2005 £'000	Company 2006 £'000	Company 2005 £'000
Profit for the financial year	**729.4**	424.1	**880.1**	1,890.1
Dividends	**(880.0)**	(1,890.0)	**(880.0)**	(1,890.0)
Movement in equity shareholders' funds	**(150.6)**	(1,465.9)	**0.1**	0.1
Opening equity shareholders' funds	**6,139.6**	7,605.5	**3,868.0**	3,867.9
Closing equity shareholders' funds	**5,989.0**	6,139.6	**3,868.1**	3,868.0

17 Reconciliation of operating profit to operating cash flows

	2006 £'000	2005 £'000
Operating profit	**990.6**	539.5
Depreciation	**888.6**	924.3
(Increase)/Decrease in debtors	**(276.9)**	162.4
Increase in creditors	**4.6**	88.5
Net cash flow from operating activities	**1,606.9**	1,714.7

18 Analysis of returns on investments and servicing of finance

	2006 £'000	2005 £'000
Returns on investments and servicing of finance:		
Interest received	**55.8**	59.5
Net cash inflow from returns on investments and servicing of finance	**55.8**	59.5

19 Analysis of capital expenditure

	2006	2005
	£'000	£'000
Capital expenditure:		
Purchase of tangible fixed assets	1.3	54.9
Net cash outflow from capital expenditure	1.3	54.9

20 Analysis of net funds

	At 1 April 2005	Cash flow	At 31 March 2006
	£'000	£'000	£'000
Cash at bank	893.3	317.3	1,210.6
Net Funds	893.3	317.3	1,210.6

21 Lease commitments

The subsidiary companies each have a lease on the land occupied by the wind turbines, under which they have an obligation to pay the landowners as rental on a half yearly and quarterly basis for Carland Cross Limited and Coal Clough Limited respectively, the greater of either a fixed contribution per turbine (Carland Cross Limited: £300 and Coal Clough Limited: £100) or 2% of income from total units generated. The lease for Carland Cross expires in September 2017 and lease for Coal Clough expires in July 2017.

22 Shareholders and related party transactions

The shareholders of Wind Resources Limited at the balance sheet date were:

Avonbank Investments Limited	45%
Beaufort Energy Limited	45%
RES-Gen Limited	10%

Given that Wind Resources Limited is owned by a consortium, none of whose members own more than 45% of the issued share capital, the directors do not consider that there is a controlling party.

Western Power Generation Limited, an associate company of Avonbank Investments Limited, has contracts to provide management services to both Carland Cross Limited and Coal Clough Limited. During the year the Group was charged £27,200 (2005: £26,400) for management services under these contracts, and at 31 March 2006 the Group owed £6,800 to Western Power Generation Limited (2005: £6,600). Payments in future years are linked to movements in the retail price index.

Wind Resources Limited
Avonbank
Feeder Road
Bristol
BS2 OTB

Telephone: 0117 933 2000
Fax: 0117 933 2001

WIND RESOURCES LIMITED
AND SUBSIDIARY UNDERTAKINGS

ANNUAL REPORT AND FINANCIAL STATEMENTS

For the year ended 31 March 2005

Contents

Directors' report
For the year ended 31 March 2005

The directors present their annual report and the audited financial statements of Wind Resources Limited (the 'Company') together with its subsidiaries (the 'Group') for the year ended 31 March 2005.

Principal activity and business review

The principal activity of the Group is to invest in electricity generation using wind power.

Wind Resources Limited owns two companies, Carland Cross Limited and Coal Clough Limited. Carland Cross Limited operates a windfarm consisting of fifteen Vestas wind turbines, near Mitchell in Cornwall. Coal Clough Limited operates a windfarm consisting of twenty four Vestas wind turbines, near Burnley in Lancashire.

Capital investment and future developments

The Group will continue to manage and maximise its investments in renewable energy generation.

Profit and dividend

The Group profit for the year before taxation amounted to £599,000 (2004: £5,697,900) and £424,100 (2004: £3,988,500) after taxation. The directors paid a dividend for the year of £1,890,000 (2004: £930,000).

The Group profit in 2004 included an impairment reversal. To make the Group profits in both years comparable, the impact of the impairment reversal in 2004 should be taken into account as detailed in note 4.

Directors

The directors who served throughout the year were:-

Samuel Robert James Anderson	alternate to David Neil Morrison
Stephen John Tivadar Balint	
Dominic Paul Keating	alternate to Stephen John Tivadar Balint
Tariq Masood	
David Neil Morrison	

At 31 March 2005 and throughout the year, no director had any interest in the shares of the Company or other group companies which required notification to the Company under Section 324 and registration by the Company under Section 325 of the Companies Act 1985.

None of the directors were materially interested in any contract of significance in relation to the Group's business.

Auditors

On 23 May 2005, PKF transferred their business to PKF (UK) LLP, a limited liability partnership. Under section 26(5) of the Companies Act 1989, the company consented to extend the audit appointment to PKF (UK) LLP from 23 May 2005. Accordingly, the audit report has been signed in the name of PKF (UK) LLP and a resolution for the reappointment of PKF (UK) LLP will be proposed at the forthcoming annual general meeting.

By Order of the Board

T Masood
Director

20 January 2006

Statement of directors' responsibilities

Company law requires the directors to prepare financial statements for each financial year which give a true and fair view of the state of affairs of the Company and of the Group and of the profit or loss of the Group for that year. In preparing those financial statements the directors are required to:

- select suitable accounting policies and then apply them consistently;
- make judgements and estimates that are reasonable and prudent;
- prepare the financial statements on the going concern basis unless it is inappropriate to presume that the Company will continue in business.

The directors confirm that they have complied with the above requirements in preparing the financial statements.

The directors are responsible for keeping proper accounting records which disclose with reasonable accuracy at any time the financial position of the Company and Group and enable them to ensure that the financial statements comply with the Companies Act 1985. They are also responsible for safeguarding the assets of the Company and Group and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

The directors are responsible for ensuring that the directors' report is prepared in accordance with Company Law in the United Kingdom.

Independent auditors' report
to the members of Wind Resources Limited

We have audited the financial statements of Wind Resources Limited for the year ended 31 March 2005 which comprise the Group Profit and Loss account, the Group and Company Balance Sheets, the Group Cash Flow Statement and the related notes. These financial statements have been prepared under the accounting policies set out.

This report is made solely to the Group's members, as a body, in accordance with Section 235 of the Companies Act 1985. Our audit work has been undertaken so that we might state to the Group's members those matters we are required to state to them in an auditors' report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Group and the Group's members as a body, for our audit work, for this report, or for the opinions we have formed.

Respective responsibilities of directors and auditors

The directors' responsibilities for preparing the Annual Report and the financial statements in accordance with applicable law and United Kingdom Accounting Standards are set out in the statement of directors' responsibilities.

Our responsibility is to audit the financial statements in accordance with the relevant legal and regulatory requirements and United Kingdom Auditing Standards.

We report to you our opinion as to whether the financial statements give a true and fair view and are properly prepared in accordance with the Companies Act 1985. We also report to you if, in our opinion, the Directors' Report is not consistent with the financial statements, if the Company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors' remuneration and transactions with the Company is not disclosed.

We read the Directors' Report and consider the implications for our report if we become aware of any apparent misstatements within it.

Basis of audit opinion

We conducted our audit in accordance with United Kingdom Auditing Standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the Company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

Opinion

In our opinion the financial statements give a true and fair view of the state of the Company's and Group's affairs as at 31 March 2005 and of the profit of the Group for the year then ended and have been properly prepared in accordance with the Companies Act 1985.

PKF (UK) LLP

Bristol
United Kingdom

PKF (UK) LLP
Registered Auditors

23 January 2006

Group profit and loss account
For the year ended 31 March 2005

	Notes	2005	2004
		£'000	£'000
Turnover	2	**2,149.7**	2,124.3
Operating expenses before exceptional item	3	**(1,610.2)**	(964.8)
Exceptional item—impairment reversal	4	**—**	4,502.4
Operating expenses after exceptional item		**(1,610.2)**	3,537.6)
Operating profit		**539.5**	5,661.9
Interest receivable (net)	6	**59.5**	36.0
Profit on ordinary activities before tax		**599.0**	5,697.9
Tax on profit on ordinary activities	7	**(174.9)**	(1,709.4)
Profit on ordinary activities after tax		**424.1**	3,988.5
Dividends	8	**(1,890.0)**	(930.0)
Retained (loss)/profit for the financial year	16,17	**(1,465.9)**	3,058.5

As permitted by Section 230 of the Companies Act 1985, the Company has not presented its own profit and loss account.

There are no recognised gains and losses other than the profits shown above. All amounts relate to continuing operations.

The accompanying notes are an integral part of these financial statements.

Balance sheets
As at 31 March 2005

	Notes	Group 2005 £'000	Group 2004 £'000	Company 2005 £'000	Company 2004 £'000
Fixed assets					
Tangible assets	9	**6,772.0**	7,698.9	—	—
Investments	10	—	—	**3,853.2**	3,853.2
		6,772.0	7,698.9	**3,853.2**	3,853.2
Current assets					
Stock	11	**10.1**	10.1	—	—
Debtors	12	**723.8**	886.2	—	—
Cash at bank		**893.3**	1,490.9	**14.8**	19.4
		1,627.2	2,387.2	**14.8**	19.4
Creditors					
Amounts falling due within one year	13	**(487.1)**	(481.9)	—	(4.7)
Net current assets		**1,140.1**	1,905.3	**14.8**	14.7
Total assets less current liabilities		**7,912.1**	9,604.2	**3,868.0**	3,867.9
Provisions for liabilities and charges					
Deferred tax	14	**(1,772.5)**	(1,998.7)	—	—
Net assets		**6,139.6**	7,605.5	**3,868.0**	3,867.9
Capital and reserves					
Called up share capital	15	**3,863.2**	3,863.2	**3,863.2**	3,863.2
Profit and loss account	16	**2,276.4**	3,742.3	**4.8**	4.7
Equity shareholders' funds	17	**6,139.6**	7,605.5	**3,868.0**	3,867.9

The accompanying notes are an integral part of these financial statements.

The financial statements on pages 4 to 15 were approved by the Board of Directors on 20 January 2006 and were signed on its behalf by:

T Masood
Director

Group cash flow statement
For the year ended 31 March 2005

	Notes	2005 £'000	2004 £'000
Net cash inflow from operating activities	18	**1,714.7**	1,617.6
Returns on investments and servicing of finance	19	**59.5**	36.0
Taxation		**(426.9)**	(444.4)
Capital expenditure	20	**(54.9)**	(8.7)
Equity dividends paid		**(1,890.0)**	(930.0)
Net cash (outflow)/inflow before use of liquid resources and financing		**(597.6)**	270.5
Management of liquid resources		**1,420.0**	(350.0)
Increase/(decrease) in cash in year		**822.4**	(79.5)

Reconciliation of net cash flow to movement in net funds

	Notes	2005 £'000	2004 £'000
Increase/(decrease) in cash in year		**822.4**	(79.5)
Cash (outflow)/inflow from (decrease)/increase in liquid resources		**(1,420.0)**	350.0
Movement in net funds for the year		**(597.6)**	270.5
Net funds at 1 April		**1,490.9**	1,220.4
Net funds at 31 March	21	**893.3**	1,490.9

The accompanying notes are an integral part of these financial statements.

Notes to the financial statements
For the year ended 31 March 2005

1 Accounting policies

A summary of the principal accounting policies, all of which have been consistently applied, is set out below.

Basis of preparation

The financial statements have been prepared under the historical cost convention and in accordance with applicable accounting standards.

Consolidation

The Group financial statements consolidate the financial statements of Wind Resources Limited and its subsidiary undertakings for the year ended 31 March 2005. The consolidated financial statements have been prepared on the acquisition basis.

Turnover

Turnover is stated net of value added tax (see Note 2).

Leases

Operating lease rentals are charged to the profit and loss account in relation to the total number of units generated (see Note 22).

Tangible fixed assets

Tangible fixed assets are stated at cost, net of depreciation and any provision for impairment.

Depreciation

The charge for depreciation is calculated to write off assets over their estimated useful economic lives taking into account anticipated residual values. The lives of depreciable plant and machinery generation assets are all 20 years.

Stock

Stocks are valued at the lower of cost and net realisable value.

Investments

Fixed asset investments are shown at cost less provision for impairment.

Taxation

Current tax is provided at amounts expected to be paid (or recovered) using the tax rates and laws that have been enacted or substantially enacted by the balance sheet date.

Deferred tax is recognised in respect of all timing differences that have originated but not reversed at the balance sheet date where transactions or events that result in an obligation to pay more tax in the future or a right to pay less tax in the future have occurred at the balance sheet date. Timing differences are differences between the Company's taxable profits and its results as stated in the financial statements that arise from the inclusion of gains and losses in tax assessments in years different from those in which they are recognised in the financial statements.

A net deferred tax asset is regarded as recoverable and therefore recognised only when, on the basis of all available evidence, it can be regarded as more likely than not that there will be suitable taxable profits from which the future reversal of the underlying timing differences can be deducted.

Deferred tax is measured at the average tax rates that are expected to apply in the years in which the timing differences are expected to reverse, based on tax rates and laws that have been enacted or substantially enacted by the balance sheet date.

2 Turnover

Turnover represents power sales to London Electricity Group plc and the Climate Change Levy. Power sales are derived from electricity generation based on prices set by the New Electricity Trading Arrangements. These prices fluctuate on a half hourly basis and are dependent upon factors such as national demand, plant availability and weather conditions. The Climate Change Levy allows the Group to receive a proportion, of the exempting benefit available to London Electricity Group plc as a consequence of wind energy being exempt from the Levy.

From 1 April 2002, the Government introduced the Renewables Obligation. Generation of electricity from wind energy is eligible under the Renewables Obligation. Renewable Obligation certificates are obtained and sold under a power purchase agreement, yielding additional income for the Group which was not previously available.

3 Operating expenses

The directors consider that the nature of the business is such that the analysis of expenses shown below is more informative than that set out in the Companies Act 1985 formats.

	2005	2004
	£'000	£'000
Operating and maintenance costs	**568.3**	461.3
Operating lease rentals—land and buildings	**43.3**	44.0
Administration	**26.4**	25.8
Depreciation	**924.3**	390.3
Rates	**35.6**	39.0
Fees	**9.5**	2.2
Audit fees	**2.8**	2.2
	1,610.2	964.8

4 Exceptional item—impairment reversal

In 1998 and 1999 impairment reviews, which followed the provisions of Financial Reporting Standard 11 "Impairment of fixed assets and goodwill", were carried out on Carland Cross Limited and Coal Clough Limited. The result of the impairment reviews was to account for an additional £2,454,200 of depreciation in Carland Cross Limited and an additional £4,853,000 of depreciation in Coal Clough Limited. This was done in order to reduce the net book value of the windfarm assets to their then estimated recoverable amounts.

Following the introduction of the Renewables Obligation on 1 April 2002 a further impairment review was undertaken in 2004 which resulted in the revaluation of the windfarm assets to their original depreciated value. The total depreciation charged on the windfarm assets was reduced by £1,466,500 in Carland Cross Limited and £3,035,900 in Coal Clough Limited.

A provision for deferred tax was made on the impairment reversal. The provision was based on the current tax rate of 30%, increasing the total deferred tax provision by £439,950 in Carland Cross Limited and £910,770 in Coal Clough Limited.

In estimating the recoverable amount of the windfarm assets a forecast period of 9 years was used. Future output was assumed to be in line with historical trends, with sales being based on predicted power prices. General inflation was assumed to be 2.5% per annum. A discount rate of 10% was used.

5 Directors and employees

No director received any emoluments from the Group during the year (2004: £nil).

The Group had no employees during the current or the prior year.

6 Interest receivable (net)

	2005	2004
	£'000	£'000
Bank interest receivable	**59.5**	37.1
Bank interest payable	**—**	(0.5)
Interest payable on corporation tax underpayment	**—**	(0.6)
Interest receivable (net)	**59.5**	36.0

7 Tax on profit on ordinary activities

a) Analysis of tax charge in the year

	2005	2004
	£'000	£'000
Current tax:		
UK corporation tax on profits for the year	**399.1**	403.3
Adjustment in respect of prior years	**2.0**	4.9
Total current tax (Note 7 (b))	**401.1**	408.2
Deferred tax (Note 14):		
Origination and reversal of timing differences	**(221.1)**	(44.7)
Exceptional item—impairment reversal	**—**	1,350.8
Adjustment in respect of prior years	**(5.1)**	(4.9)
Total deferred tax	**(226.2)**	1,301.2
Tax on profit on ordinary activities	**174.9**	1,709.4

b) Factors affecting tax charge for the year

The tax assessed for the year is different to the standard rate of corporation tax in the UK (30%). The differences are explained below:

	2005	2004
	£'000	£'000
Profit on ordinary activities before tax	**599.0**	5,697.9
Profit on ordinary activities multiplied by the standard rate of corporation tax in the UK of 30% (2004:30%)	**179.7**	1,709.4
Effects of:		
Capital allowances for the year less than depreciation	**221.1**	44.7
Exceptional item—impairment reversal	**—**	(1,350.8)
Adjustment in respect of prior years	**2.0**	4.9
Marginal relief	**(1.7)**	—
Current tax charge for the year (Note 7 (a))	**401.1**	408.2

8 Dividends

	2005	2004
	£'000	£'000
Equity shares:		
Interim dividend paid of 48.92p (2004: 24.07p) per ordinary share	**1,890.0**	930.0

9 Tangible fixed assets

	Group Plant and machinery
	£'000
Cost	
At 1 April 2004	17,774.6
Disposals	(2.6)
At 31 March 2005	17,772.0
Depreciation	
At 1 April 2004	10,075.7
Charge for the year	924.3
At 31 March 2005	11,000.0
Net book value	
At 31 March 2005	**6,772.0**
At 31 March 2004	7,698.9

10 Investments

Shares in subsidiary undertakings

Name	Holding	Proportion	Company Cost
			£'000
Carland Cross Limited	Ordinary	100%	1,433.2
Coal Clough Limited	Ordinary	100%	2,420.0
At 31 March 2005 and 31 March 2004			**3,853.2**

Both companies are involved in the generation of renewable energy.

11 Stocks

	2005	2004
	£'000	£'000
Spare parts	**10.1**	10.1

12 Debtors

	2005	2004
	£'000	£'000
Trade debtors	—	85.9
Prepayments and accrued income	**663.8**	740.3
Other debtors	**60.0**	60.0
	723.8	886.2

The other debtors relate to a deposit given to Burnley Council by Coal Clough Limited in line with planning conditions, and a deposit held by a bank for Carland Cross Limited in line with planning conditions. They will become repayable at the end of the planning period, which is after more than one year from the balance sheet date.

13 Creditors

	Group 2005	Group 2004	Company 2005	Company 2004
	£'000	£'000	£'000	£'000
Amounts owned to Group undertakings	—	—	—	4.7
Corporation tax	**181.6**	207.4	—	—
Value added tax	**90.4**	75.4	—	—
Accruals and deferred income	**215.1**	199.1	—	—
	487.1	481.9	—	4.7

14 Provisions for liabilities and charges—deferred tax

	2005	2004
	£'000	£'000
Deferred taxation provided in respect of accelerated capital allowances at 30% (2004: 30%):		
At 1 April	**1,998.7**	697.5
Adjustment in respect of prior years	**(5.1)**	(4.9)
Credit for the year	**(221.1)**	(44.7)
Exceptional item—impairment reversal	—	1,350.8
At 31 March	**1,772.5**	1,998.7

15 Called up share capital

Group and Company

	2005	2004
	£'000	£'000
Authorised:		
4,000,000 ordinary shares of £1 each	**4,000.0**	4,000.0
Allotted, called up and fully paid:		
3,863,153 ordinary shares of £1 each	**3,863.2**	3,863.2

16 Profit and loss account

	Group 2005	Group 2004	Company 2005	Company 2004
	£'000	£'000	£'000	£'000
At 1 April	**3,742.3**	683.8	**4.7**	4.7
Amounts transferred (from)/to reserves	**(1,465.9)**	3,058.5	**0.1**	—
At 31 March	**2,276.4**	3,742.3	**4.8**	4.7

17 Reconciliation of movements in equity shareholders' funds

	Group 2005	Group 2004	Company 2005	Company 2004
	£'000	£'000	£'000	£'000
Profit for the financial year	**424.1**	3,988.5	**1,890.1**	930.0
Dividends	**(1,890.0)**	(930.0)	**(1,890.0)**	(930.0)
Movement in equity shareholders funds	**(1,465.9)**	3,058.5	**0.1**	—
Opening equity shareholders' funds	**7,605.5**	4,547.0	**3,867.9**	3,867.9
Closing equity shareholders' funds	**6,139.6**	7,605.5	**3,868.0**	3,867.9

18 Reconciliation of operating profit to operating cash flows

	2005	2004
	£'000	£'000
Operating profit	**539.5**	5,661.9
Exceptional item—impairment reversal	**—**	(4,502.4)
Depreciation	**924.3**	390.3
Decrease in debtors	**162.4**	54.2
Increase in creditors	**88.5**	13.6
	1,714.7	1,617.6

19 Analysis of returns on investments and servicing of finance

	2005	2004
	£'000	£'000
Returns on investments and servicing of finance:		
Interest received	**59.5**	37.1
Interest paid	**—**	(1.1)
Net cash inflow from returns on investments and servicing of finance	**59.5**	36.0

20 Analysis of capital expenditure

	2005	2004
	£'000	£'000
Capital expenditure:		
Purchase of tangible fixed assets	**54.9**	8.7
Net cash inflow from capital expenditure	**54.9**	8.7

21 Analysis of net funds

	At 1 April 2004	Cash flow	At 31 March 2005
	£'000	£'000	£'000
Cash at bank	70.9	822.4	**893.3**
Liquid resources	1,420.0	(1,420.0)	**—**
	1,490.9	(597.6)	**893.3**

Liquid resources represent deposits placed with Barclays Bank plc for fixed periods of one month or less. The cash at bank figure in the balance sheet represents the combined total of cash at bank as shown above and liquid resources.

22 Lease commitments

The subsidiary companies each have a lease on the land occupied by the wind turbines, under which they have an obligation to pay the landowners as rental on a half yearly and quarterly basis for Carland Cross Limited and Coal Clough Limited respectively, the greater of either a fixed contribution per turbine (Carland Cross Limited: £300 and Coal Clough Limited: £100) or 2% of income from total units generated. The lease for Carland Cross expires in September 2017 and lease for Coal Clough expires in July 2017.

23 Shareholders and related party transactions

The shareholders of Wind Resources Limited at the balance sheet date were:

Avonbank Investments Limited	45%
Beaufort Energy Limited	45%
RES-Gen Limited	10%

Given that Wind Resources Limited is owned by a consortium, none of whose members own more than 45% of the issued share capital, the directors do not consider that there is a controlling party.

Renewable Energy Systems Limited, an associate company of RES-Gen Limited, was the turnkey contractor for the construction of the windfarm, and held an operating and maintenance contract with Carland Cross and Coal Clough. During the year, the cost under this contract for the Group was £nil (2004: £170,127) and at 31 March 2005 the Group owed £nil to Renewable Energy Systems Limited (2004: £8,762).

Western Power Generation Limited, an associate company of Avonbank Investments Limited, has contracts to provide management services to both Carland Cross Limited and Coal Clough Limited. During the year the Group was charged £26,400 (2C04: £12,876) for management services under these contracts, and at 31 March 2005 the Group owed £6,600 to Western Power Generation Limited (2004: £6,438). Payments in future years are linked to movements in the retail price index.

Wind Resources Limited
Avonbank
Feeder Road
Bristol
BS2 0TB

Telephone: 0117 933 2000
Fax: 0117 933 2001

Wolf Bog Wind Farm Limited

Directors' Report and Accounts
for the period ended 31 March 2007

Wolf Bog Wind Farm Limited

Directors' Report and Accounts
for the period ended 31 March 2007

Contents

Wolf Bog Wind Farm Limited

Report of the Directors

This directors present their report and audited Accounts for the five month period ended 31 March 2007.

This directors' report has been prepared in accordance with certain special provisions relating to small sized companies under section 246(4) of the Companies Act 1985.

Activities and review

The principal activity of Wolf Bog Wind Farm Limited, "the company", is the development and construction of a wind farm in Northern Ireland. The company was not involved in any trading activity during the period.

Review of business and future developments

During the period ended 31 March 2007, £3,109,000 (year ended 31 October 2006: £79,000) of costs were incurred on the development and construction of the wind farm. These costs have been capitalised and included on the balance sheet. Funding of these activities was achieved by a loan from another group undertaking.

On 23 March 2007, Scottish Power UK Holdings Limited completed the acquisition of 100% of the issued share capital of Wolf Bog Wind Farm Limited for a cash consideration, excluding expenses of £2. The accounting reference date of the company was changed during the period from 31 October to 31 March in order to be co-terminous with the Scottish Power Limited (formerly Scottish Power plc) accounting reference date.

The company has net current liabilities of £3,188,000 at 31 March 2007 (31 October 2006: £83,000). This includes a current loan from group undertakings of £3,643,000 at 31 March 2007 (31 October 2006: £97,000). The directors consider that sufficient funding will be made available to the company to continue operations and to meet liabilities as they fall due.

On 22 May 2007, Iberdrola S.A., the company's ultimate parent company, announced plans to sell up to 20% of the shares in its renewable energy subsidiary, Iberdrola Energias Renovables (Iberenova). The board of Iberdrola also authorised a reorganisation of this business area with the goal of incorporating all renewable energy-related companies within the Iberdrola and ScottishPower groups, including Wolf Bog Wind Farm Limited, in Iberenova, prior to the sale of the Iberenova shares.

Results and dividend

The profit for the period amounted to £4,000 (2006: loss for the year of £4,000). The directors recommend that no dividend be paid in respect of the period (2006: £nil).

Directors

The directors who held office during the period were as follows:

K Anderson	(appointed 23 March 2007)
W B Hopkins	(resigned 23 March 2007)
M R O'Neill	(resigned 23 March 2007)
R Seshan	(appointed 23 March 2007)

Statement of directors' responsibilities

The directors are responsible for preparing the Annual Report and the financial statements in accordance with applicable laws and regulations.

Company law requires the directors to prepare financial statements for each financial year. Under that law the directors have elected to prepare the financial statements in accordance with United Kingdom Generally Accepted Accounting Practice (United Kingdom Accounting Standards and applicable law). The financial statements are required by law to give a true and fair view of the state of affairs of the company and of the profit or loss of the company for that period. In preparing these financial statements, the directors are required to:

- select suitable accounting policies and then apply them consistently;

- make judgements and estimates that are reasonable and prudent;
- state whether applicable UK Accounting Standards have been followed, subject to any material departures disclosed and explained in the financial statements;
- prepare the financial statements on the going concern basis unless it is inappropriate to presume that the company will continue in business.

The directors are responsible for keeping proper accounting records that disclose with reasonable accuracy at any time the financial position of the company and enable them to ensure that the financial statements comply with the Companies (Northern Ireland) Order 1986. They are also responsible for safeguarding the assets of the company and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

Disclosure of information to auditors

Each of the persons who is a director at the date of approval of this report confirms that:

- as far as the director is aware, there is no relevant audit information of which the company's auditors are unaware; and
- the director has taken all the steps he ought to have taken as a director in order to make himself aware of any relevant audit information and to establish the company's auditors are aware of that information.

This confirmation is given and should be interpreted in accordance with the provisions of Section 242ZA of the Companies (Northern Ireland) Order 1986.

Auditors

The company has elected, pursuant to Article 387A of the Companies (Northern Ireland) Order 1986, to dispense with the following obligations:

- to lay accounts and reports before general meetings;
- to hold annual general meetings; and
- to appoint auditors annually.

During the period, Deloitte & Touche LLP were appointed as auditors of the company for the period ended 31 March 2007.

On Behalf of the Board

Keith Anderson
Director
13 July 2007

Wolf Bog Wind Farm Limited

Accounting Policies and Definitions

Definitions

Revenue cost definitions

Administrative expenses

Administrative expenses include the indirect costs of the business and the costs of centralised services provided by Scottish Power UK plc.

Other definitions

Company

Wolf Bog Wind Farm Limited

Scottish Power

Scottish Power Limited (formerly Scottish Power plc.)

Accounting Policies

Basis of accounting

The Accounts have been prepared under the historical cost convention, and in accordance with applicable accounting standards in the UK and comply with the requirements of the Companies (Northern Ireland) Order 1986.

Cash flow statement

The company is exempt from including a statement of cash flows in its Accounts as it is a wholly owned subsidiary of Scottish Power Limited, which will include a consolidated statement of cash flows in its consolidated Accounts.

Interest

Interest payable and receivable is recognised in the profit and loss account as it is incurred.

Current tax

Current tax, comprising UK corporation tax, is provided at amounts expected to be paid (or recovered) using the tax rates and laws that have been enacted or substantively enacted by the balance sheet date.

Tangible fixed assets

Tangible fixed assets are stated at cost and are depreciated on the straight-line method over their estimated operational lives. Tangible fixed assets include those costs which are directly attributable to construction of fixed assets. The main depreciation periods used by the company are as set out below.

	Years
Plant and machinery	20

The carrying values of tangible fixed assets are reviewed for impairment in periods if events or changes in circumstances indicate the carrying value may not be recoverable. Impairment losses are recognised in the year in which they are identified.

Leased assets

As Lessee

Rentals payable under operating leases are charged to the profit and loss account on a straight line basis over the term of the lease.

Wolf Bog Wind Farm Limited

Profit and Loss Account
for the period ended 31 March 2007

	Notes	Five months ended 31 March 2007	Year ended 31 October 2006
		£'000	£'000
Interest payable	3	4	(4)
Profit/(loss) on ordinary activities before taxation		4	(4)
Taxation	4	—	—
Profit/(loss) for period/year	10	4	(4)

The above results relate to continuing operations.

A statement of total recognised gains and losses and a note of historical cost profits and losses are not shown as all gains and losses for the period and the prior year are recognised in the profit and loss account under the historical cost convention.

The Accounting Policies and Definitions on page 3, together with the Notes on pages 7 to 10, form part of these Accounts.

Wolf Bog Wind Farm Limited

Reconciliation of Movement in Shareholder's Funds for the period ended 31 March 2007

	Five months ended 31 March 2007	Year ended 31 October 2006
	£'000	£'000
Profit/(loss) for period/year	4	(4)
Net movement in shareholder's funds	**4**	(4)
Opening shareholder's (deficit)/funds	(4)	—
Closing shareholder's deficit	—	(4)

The Accounting Policies and Definitions on Page 3, together with the Notes on pages 7 to 10, Form part of these Accounts.

Wolf Bog Wind Farm Limited

Balance Sheet
as at 31 March 2007

	Notes	31 March 2007 £'000	31 October 2006 £'000
Fixed assets			
Tangible assets	5	**3,188**	79
Current assets			
Debtors	6	**531**	—
Short-term bank and other deposits		—	14
		531	14
Creditors: amounts falling due within one year			
Loans and other borrowings	7	**(3,643)**	(97)
Other creditors	8	**(76)**	—
		(3,719)	(97)
Net current liabilities		**(3,188)**	(83)
Net liabilities		—	(4)
Called up share capital	10,11	—	—
Profit and loss account	10	—	(4)
Shareholder's deficit		—	(4)

The called up share capital of the company is £2.

The Accounting Policies and Definitions on page 3, together with the Notes on pages 7 to 10, form part of these Accounts.

Approved by the Board on 13 July 2007 and signed on its behalf by

Keith Anderson
Director

Notes to the Accounts
for the period ended 31 March 2007

1 Profit/(loss) on ordinary activities before taxation

The auditors' remuneration for the audit of the company was £500 (2006: £500). The audit fees for both periods were borne by the parent company.

2 Employee Information

The company has no employees. The directors received no remuneration from the company in respect of services to the company.

3 Interest payable

	Five months ended 31 March 2007	Year ended 31 October 2006
	£'000	£'000
Analysis of interest payable		
Interest payable on group loans	(4)	4
Total interest payable	(4)	4

4 Taxation

	Five months ended 31 March 2007	Year ended 31 October 2006
	£'000	£'000
Current tax:		
UK Corporation tax	—	—
Total tax on profit/(loss) on ordinary activities	—	—

The current tax charge on profit/(loss) on ordinary activities varied from the standard rate of UK Corporation tax as follows:

	2007	2006
	£'000	£'000
UK Corporation tax at 30%	1	(1)
Pre trading loss relief	(1)	1
Current tax charge for the period/year	—	—

5 Tangible fixed assets

	Plant and machinery	Total
	£'000	£'000
Cost:		
At 1 November 2006	79	79
Additions	3,109	3,109
At 31 March 2007	3,188	3,188
Depreciation:		
At 1 November 2006 and 31 March 2007	—	—
Net book value:		
At 31 March 2007	3,188	3,188
At 1 November 2006	79	79

Included within plant and machinery are costs of £3,188,000 (31 October 2006: £79,000) relating to assets under construction which will not be depreciated until after construction is complete.

6 Debtors

	31 March 2007	31 October 2006
	£'000	£'000
Amounts falling due within one year:		
VAT recoverable	531	—
	531	—

7 Loans and other borrowings

	31 March 2007	31 October 2006
	£'000	£'000
Amounts falling due within one year:		
Loans owed to group undertakings	3,643	97

The loans owed to group undertakings are repayable on demand. Interest is calculated at a rate of 1% above the Royal Bank of Scotland plc's base rate.

8 Other creditors

	31 March 2007	31 October 2006
	£'000	£'000
Amounts falling due within one year:		
Capital accruals	76	—
	76	—

9 Share capital

	31 March 2007	31 October 2006
	£	£
Authorised:		
100 (2006: 100) ordinary shares of £1 each	100	100
Allotted, called up and fully paid:		
2 (2006: 2) ordinary shares of £1 each	2	2

10 Analysis of movements in shareholder's deficit

	Share Capital	Profit and loss account	Total
	£'000	£'000	£'000
At 1 November 2006	—	(4)	(4)
Profit for the period	—	4	4
At 31 March 2007	—	—	—

11 Financial commitments

(a) Analysis of annual commitments under operating leases

	31 March 2007	31 October 2006
	£'000	£'000
Leases of land and buildings expiring in:		
More than five years	5	—
	5	—

(b) Capital commitments

	31 March 2007	31 October 2006
	£'000	£'000
Contracted but not provided	10,755	—

12 Related party transactions

Until 23 March 2007, the company was a wholly owned subsidiary of Newarthill Limited and after this date the company was a wholly owned subsidiary of Scottish Power Limited. The company has taken an exemption, as allowed by FRS 8, 'Related Party Disclosures', not to disclose related party transactions with other group companies as both of these companies publish full statutory consolidated Accounts.

13 Ultimate parent company

At 31 March 2007, the directors regarded Scottish Power Limited to be the ultimate parent company, which is also the parent company of the largest group in which the results of the company are consolidated. The parent company of the smallest group in which the results of the company are consolidated is Scottish Power UK Holdings Limited. Copies of both companies' consolidated Accounts can be obtained from The Secretary, Scottish Power Limited, 1 Atlantic Quay, Glasgow, G2 8SP. Subsequent to the year end, on 23 April 2007, Scottish Power Limited was acquired by Iberdrola S.A. From this date, the directors consider Iberdrola S.A. to be the ultimate parent undertaking.

Independent Auditors' Report
To the shareholder of Wolf Bog Wind Farm Limited

We have audited the financial statements of Wolf Bog Wind Farm Limited for the 5 month period ended 31 March 2007 which comprise the Accounting Policies and Definitions, the Profit and Loss Account, the Balance Sheet, the Reconciliation of Movements in Shareholder's Funds and the related notes 1 to 13. These financial statements have been prepared under the accounting policies set out therein.

This report is made solely to the company's members, as a body, in accordance with Article 243 of the Companies (Northern Ireland) Order 1986. Our audit work has been undertaken so that we might state to the company's members those matters we are required to state to them in an auditors' report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company and the company's members as a body, for our audit work, for this report, or for the opinions we have formed.

Respective responsibilities of directors and auditors

The directors' responsibilities for preparing the financial statements in accordance with applicable Northern Ireland law and United Kingdom Accounting Standards (United Kingdom Generally Accepted Accounting Practice) are set out in the Statement of Directors' Responsibilities.

Our responsibility is to audit the financial statements in accordance with relevant legal and regulatory requirements and International Standards on Auditing (UK and Ireland).

We report to you our opinion as to whether the financial statements give a true and fair view and are properly prepared in accordance with the Companies (Northern Ireland) Order 1986. We also report to you whether in our opinion the information given in the Directors' Report is consistent with the financial statements. In addition we report to you if, in our opinion, the company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors' remuneration and other transactions is not disclosed.

We read the Directors' Report and consider the implications for our report if we become aware of any apparent misstatements within it.

Basis of audit opinion

We conducted our audit in accordance with International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgments made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

Opinion

In our opinion:

- the financial statements give a true and fair view, in accordance with United Kingdom Generally Accepted Accounting Practice, of the state of the company's affairs as at 31 March 2007 and of its profit for the 5 month period then ended;
- the financial statements have been properly prepared in accordance with the Companies (Northern Ireland) Order 1986; and
- the information given in the Directors' Report in consistent with the financial statements.

Deloitte & Touche LLP

Deloitte & Touche LLP
Chartered Accountants and Registered Auditors
Glasgow, United Kingdom

16th July 2007

WOLF BOG WIND FARM LIMITED

ANNUAL REPORT AND FINANCIAL STATEMENTS FOR THE YEAR ENDED TO 31 OCTOBER 2006

WOLF BOG WIND FARM LIMITED

OFFICERS AND PROFESSIONAL ADVISORS

DIRECTORS

W B Hopkms
M R O' Neill

SECRETARY

D J Hearth

REGISTERED OFFICE

Willowbank Road
Millbrook Industrial Estate
Lame
Co Antrim
Northern Ireland
BT40 2SF

AUDITORS

Deloitte & Touche LLP
Chartered Accountants
London

WOLF BOG WIND FARM LIMITED

DIRECTORS' REPORT
FOR YEAR ENDED 31 OCTOBER 2006

The directors present their annual report and the audited financial statements for the year ended 31 October 2006.

Principal activities of the company

The principal activity of the company is the generation and sale of wind generated electricity, however the company has not yet started generating electricity as the assets are still under construction. The completed wind farm will consist of 10 megawatts operational capacity.

Business Review

The company made a loss for the year of £3,666 (2005: £ Nil), which has been carried forward. The directors do not anticipate any significant events beyond their control to have an impact on the trend of earnings in the forthcoming year.

Dividends

The directors do not recommend payment of a dividend (2005: £ nil).

DIRECTORS

The directors who served during the period were as follows:

M R O'Neill	(appointed 16 November 2005)
W B Hopkins	(appointed 16 November 2005)
A Harns	(appointed 16 November 2005, resigned 19 May 2006)
R I Harvey	(appointed 16 November 2005, resigned 19 May 2006)

The company secretary who served during the period as follows:

L&B Secretarial Limited	(appointed 7 January 2005, resigned 16 November 2005)
D J Hearth	(appointed 16 November 2005)

DIRECTORS' INTERESTS

The directors have no interests in the shares of the company during the year or prior year.

AUDITORS

Each of the persons who is a director at the date of approval of this report confirms that:

(1) so far as the director are aware, there is no relevant audit information of which the company's auditors are unaware: and

(2) the directors have taken all the steps that they ought to have taken as a director in order to make themselves aware of any relevant audit information and to establish that the company's auditors are aware of that information.

This confirmation is given and should be interpreted in accordance with the Companies (Northern Ireland) Order 1986.

Deloitte & Touche LLP have expressed their willingness to continue in office and a resolution to reappoint them will be proposed at the forthcoming Annual General Meeting.

Approved by the Board and signed on it behalf by:

W B Hopkins
Director

22 March 2007

WOLF BOG WIND FARM LIMITED

DIRECTORS' RESPONSIBILITIES
FOR YEAR ENDED 31 OCTOBER 2006

The directors are responsible for preparing the Annual Report and the financial statements in accordance with applicable law and regulations.

Northern Ireland company law requires the directors to prepare financial statements for each financial year. Under that law the directors have elected to prepare the financial statements in accordance with United Kingdom Generally Accepted Accounting Practice (United Kingdom Accounting Standards and applicable law). The financial statements are required by law to give a true and fair view of the state of affairs of the company and of the profit or loss of the company for that period. In preparing these financial statements, the directors are required to:

- select suitable accounting policies and then apply them consistently;
- make judgments and estimates that are reasonable and prudent;
- state whether applicable UK Accounting Standards have been followed; and
- prepare the financial statements on the going concern basis unless it is inappropriate to presume that the company will continue in business.

The directors are responsible for keeping proper accounting records that disclose with reasonable accuracy at any time the financial position of the company and enable them to ensure that the financial statements comply with the Companies (Northern Ireland) Order 1986. They are also responsible for safeguarding the assets of the company and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

WOLF BOG WIND FARM LIMITED

INDEPENDENT AUDITORS' REPORT TO THE MEMBERS OF WOLF BOG WIND FARM LIMITED

We have audited the financial statements of Wolf Bog Wind Farm Limited for year ended 31 October 2006, which comprise the Profit and Loss Account, the Balance Sheet and the related notes 1 to 13. These financial statements have been prepared under the accounting policies set out therein.

This report is made solely to the company's members, as a body, in accordance with the Companies (Northern Ireland) Order 1986. Our audit work has been undertaken so that we might state to the company's members those matters we are required to state to them in an auditors' report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company and the company's members as a body, for our audit work, for this report, or for the opinions we have formed.

Respective responsibilities of directors and auditors

The directors' responsibilities for preparing the financial statements in accordance with applicable law and United Kingdom Accounting Standards (United Kingdom Generally Accepted Accounting Practice) are set out in the Statement of Directors' Responsibilities.

Our responsibility is to audit the financial statements in accordance with relevant legal and regulatory requirements and International Standards on Auditing (UK and Ireland).

We report to you our opinion as to whether the financial statements give a true and fair view and are properly prepared in accordance with the Companies (Northern Ireland) Order 1986. We also report to you whether in our opinion the information given in the Directors' Report is consistent with the financial statements.

In addition we report to you if, in our opinion, the company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors' remuneration and other transactions is not disclosed.

We read the Directors' Report and consider the implications for our report if we become aware of any apparent misstatements within it.

Basis of audit opinion

We conducted our audit in accordance with International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgments made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

Opinion

In our opinion:

- the financial statements give a true and fair view, in accordance with United Kingdom Generally Accepted Accounting Practice, of the state of the company's affairs as at 31 October 2006 and of its loss for the year then ended;
- the financial statements have been properly prepared in accordance with the Companies (Northern Ireland) Order 1986; and
- the information given in the Directors' Report is consistent with the financial statements.

Deloitte & Touche LLP

Deloitte & Touche LLP
Chartered Accountants and Registered Auditors
London
22 March 2007

WOLF BOG WIND FARM LIMITED

PROFIT AND LOSS ACCOUNT
FOR THE YEAR ENDED 31 OCTOBER 2006

	Notes	2006	2005
		£	£
Administration expenses		(29)	—
Operating loss—continuing operations	3	(29)	—
Interest payable and similar charges	4	(3,637)	—
Loss on ordinary activities before taxation		(3,666)	—
Tax on loss on ordinary activities	5	—	—
Retained loss for the year		(3,666)	—

All activities derive from continuing operations.

There are no recognised gains or losses other than the loss of the financial year, and therefore no statement of total recognised gains and losses is given.

WOLF BOG WIND FARM LIMITED

BALANCE SHEET
31 OCTOBER 2006

	Note	2006	2005
		£	£
FIXED ASSET	6	78,800	—
CURRENT ASSET			
Debtors	7	—	2
Cash at bank and in hand		13,981	—
		13,981	2
CREDITORS: Amounts falling due within one year	8	(96,445)	—
NET LIABILITIES		(3,664)	2
CAPITAL AND RESERVES			
Called up share capital	9	2	2
Profit and loss account		(3,666)	—
Equity shareholders' deficit	10	(3,664)	2

These financial statements were approved by the Board of Directors on 22 March 2007.

Signed on behalf of the Board of Directors.

W B Hopkins
Director

WOLF BOG WIND FARM LIMITED

NOTES TO THE ACCOUNTS
FOR THE YEAR ENDED 31 OCTOBER 2006

1. Accounting policy

The principal accounting policies are summarised below. They have all been applied consistently throughout the year.

(a) Basis of Accounting

The financial statements are prepared under the historical cost convention and are prepared in accordance with applicable Northern Ireland company law and United Kingdom Generally Accepted Accounting Practice.

(b) Fixed assets

Fixed assets are stated in the balance sheet at cost less any provision for impairment in value. Where there is impairment in the value of fixed assets, this is charged through the profit and loss account of the period. Finance costs directly attributable to the construction of tangible fixed assets are not capitalised as part of those assets.

2. Information regarding directors and employees

None of the directors received any remuneration during the period or the prior year in respect of their services to the company. The company had no employees during the period or the prior year.

3. Operating loss

	2006	2005
	£	£
The operating loss is stated after charging:		
Legal costs	20	—
Bank Charges	9	—

Audit fees for the current and prior years are to be borne by the Company's parent.

4. Interest payable and similar charges

	2006	2005
	£	£
Interest payable to group undertakings	3,637	—

5. Tax on loss on ordinary activities

(a) Analysis of charge in the period:

	2006	2005
	£	£
Current tax:		
UK Corporation tax at 30% (2005: 30%)	—	—
Tax on loss on ordinary activities	—	—

(b) Factors affecting the tax charge for the period

	2006	2005
	£	£
Loss on ordinary activities before tax	(3,666)	—
Tax at 30% (2005: 30%)	(1,100)	—
Pre-trading losses	1,100	
Effects of:		
Group relief surrendered for no consideration	—	—
Current tax charge for the period	—	—

6. Fixed Assets

	Assets in Course of construction
	£000
Cost and net book value at 31 October 2005	—
Additions	78,800
Net book value at 31 October 2006	78,800

7. Debtors

	2006	2005
	£	£
Amounts owed to group undertakings	—	2

8. Creditors

	2006	2005
	£	£
Amounts owed to group undertakings	96,445	—

9. Called up share capital

	2006	2005
	£	£
Authorised		
Called up, allotted and unpaid 2 ordinary shares of £1 each	2	2

On 7 January 2005 (date of incorporation) the company issued A M Auld and K McLaughlin one ordinary share each. The two ordinary shares of the company were then subsequently sold to Wind Farm Developments Limited on 16 November 2005.

10. Reconciliation of movement in equity shareholders' funds

	2006	2005
	£	£
Opening equity shareholders' funds	2	2
Loss in the year	(3,666)	—
Closing equity shareholders' funds	(3,664)	2

11. Subsequent event

The Renewable Energy Systems group is currently in final negotiations for the sale of all of the issued ordinary shares of the Company to a party external to the Renewable Energy Systems group.

12. Related party transactions

The Company is a wholly owned subsidiary of Newarthill Limited and has taken advantage of the exemption which is conferred by Financial Reporting Standard 8 'Related Party Disclosures' that allows it not to disclose transactions with group undertakings.

13. Ultimate parent company

The directors regard Newarthill Limited, a company incorporated in Great Britain and registered in England and Wales, as the ultimate parent company and the ultimate controlling party.

Wind Farm Developments Ltd is the immediate parent company, Newarthill Limited and Renewable Energy Systems Ltd are the parent company's of the largest and smallest group, respectively, of which the company is a member and for which group financial statements are drawn up. Copies of the financial statements are available from Companies House, Crown Way, Maindy, Cardiff, CFI4 3UZ.

WOLF BOG WIND FARM LIMITED (FORMERLY L&B (NO 79) LIMITED)

REPORT AND UNAUDITED FINANCIAL STATEMENTS

FOR THE PERIOD FROM 7 JANUARY 2005 (DATE OF INCORPORATION) TO 31 OCTOBER 2005

WOLF BOG WIND FARM LIMITED (FORMERLY L&B (NO 79) LIMITED)

REPORT AND UNAUDITED FINANCIAL STATEMENTS 2005

CONTENTS

WOLF BOG WIND FARM LIMITED (FORMERLY L&B (NO 79) LIMITED)

REPORT AND UNAUDITED FINANCIAL STATEMENTS 2005

DIRECTORS

W B Hopkins
M R O'Neill

SECRETARY

D J Hearth

REGISTERED OFFICE

Willowbank Road
Millbrook Industrial Estate
Larne
Co Antrim
Northern Ireland
BT40 2SF

WOLF BOG WIND FARM LIMITED (FORMERLY L&B (NO 79) LIMITED)

DIRECTORS' REPORT

The directors present their annual report and the unaudited financial statements for the period ended 31 October 2005.

REVIEW OF DEVELOPMENTS

The company has been dormant within the meaning of Article 257AA(1) of the Companies (Northern Ireland) Order 1986 since incorporation.

During 2007 the company expects to construct a wind farm from which it will generate and sell electricity.

PROFIT AND LOSS ACCOUNT

No profit and loss account is presented with these financial statements because the company has not received income, incurred expenditure or recognised any gains or losses since incorporation.

DIRECTORS

The directors who served during the period were as follows:

R Gray	(appointed 7 January 2005, resigned 16 November 2005)
P McBride	(appointed 7 January 2005, resigned 16 November 2005)
M R O'Neill	(appointed 16 November 2005)
W B Hopkins	(appointed 16 November 2005)
A Harris	(appointed 16 November 2005, resigned 19 May 2006)
R I Harvey	(appointed 16 November 2005, resigned 19 May 2006)

The company secretary's who served during the period were as follows:

L&B Secretarial Limited	(appointed 7 January 2005, resigned 16 November 2005)
D J Hearth	(appointed 16 November 2005)

DIRECTORS' INTERESTS

The directors have no interests in the shares of the company during the period.

Approved by the Board of Directors and signed on behalf of the Board

M R O'Neill
Director

2006

WOLF BOG WIND FARM LIMITED (FORMERLY L&B (NO 79) LIMITED)

BALANCE SHEET
31 OCTOBER 2005

	Note	2005
		£
CURRENT ASSET		
Debtors—amounts owed by parent company		2
CAPITAL AND RESERVES		
Called up share capital	3	2

We certify that the above company was dormant within the meaning of Article 257AA(1) of the Companies (Northern Ireland) Order 1986 throughout the financial period ending with the date of the above balance sheet and since incorporation.

These financial statements were approved by the Board of Directors on 2006.

Signed on behalf of the Board of Directors.

M R O'Neill
Director

NOTES TO THE ACCOUNTS
Period ended 31 October 2005

1. ACCOUNTING POLICY

The financial statements are prepared in accordance with applicable United Kingdom law and accounting standards. The particular accounting policy adopted is described below.

Accounting convention

The financial statements are prepared under the historical cost convention.

2. INFORMATION REGARDING DIRECTORS AND EMPLOYEES

None of the directors received any remuneration during the period in respect of their services to the company. The company had no employees during the period.

3. CALLED UP SHARE CAPITAL

	2005
	£
Authorised	
100 ordinary shares of £1 each	100
Called up, allotted and unpaid	
2 ordinary share of £1 each	2

On 7 January 2005 (date of incorporation) the company issued A M Auld and K McLaughlin one ordinary share each. The two ordinary shares of the company were then subsequently sold to Wind Farm Developments Limited on 16 November 2005.

4. ULTIMATE PARENT COMPANY

The company's ultimate parent company is Newarthill Limited which is incorporated in Great Britain and registered in England and Wales. The group financial statements can be obtained from Newarthill Limited, 40 Bernard Street, London, WC1N 1LG. The ultimate controlling party of the Company is the Partnership Trust, of which some of the trustees are also directors of Newarthill Limited.

At the balance sheet date, ultimate control rested jointly with Newarthill Limited, and B9 Energy Services Limited. Newarthill Limited is incorporated in Great Britain and registered in England & Wales and B9 Energy Services Limited is registered in Northern Ireland.

The immediate parent company is Wind Farm Developments Limited, which is registered in Northern Ireland.

THE COMPANY

Iberdrola Renovables, S.A.U.
Tomas Redondo, 1
28033 Madrid
Spain

AUDITORS

Ernst & Young, S.L.
Edificio Mapfre
Ibáñez de Bilbao, 28
48009 Bilbao
Spain

LEGAL ADVISORS TO THE ISSUER

As to US law

Latham & Watkins LLP
Maria de Molina 6, 4th Floor
28006 Madrid
Spain

As to UK law

Linklaters, S.L.
Zurbarán, 28
28010 Madrid
Spain

As to Spanish law

CMS Albiñana & Suárez de Lezo
Génova, 27
28004 Madrid
Spain

As to Spanish law

Uría Menéndez
Prìncipe de Vergara, 187
28002 Madrid
Spain

LEGAL ADVISORS TO THE JOINT GLOBAL COORDINATORS

As to US law

Allen & Overy LLP
One Bishops Square
London, E1 6AO
United Kingdom

As to Spanish law

Garrigues
Hermosilla, 3
28001 Madrid
Spain

Printed by RR Donnelley 42324

THIS PROSPECTUS IS A TRANSLATION OF THE ORIGINAL SPANISH PROSPECTUS (FOLLETO INFORMATIVO) APPROVED BY THE COMISIÓN NACIONAL DEL MERCADO DE VALORES ON 22 NOVEMBER 2007. IN THE EVENT OF ANY DISCREPANCY BETWEEN THIS TRANSLATION AND THE ORIGINAL SPANISH PROSPECTUS (FOLLETO INFORMATIVO), THE ORIGINAL SPANISH PROSPECTUS (FOLLETO INFORMATIVO) SHALL PREVAIL.

IBERDROLA
Renovables

PROSPECTUS

PUBLIC OFFER FOR SUBSCRIPTION OF SHARES OF IBERDROLA RENOVABLES, S.A. (UNIPERSONAL)

Initial number of shares offered: 768,011,800

May be increased by a maximum of: 76,801,180 additional shares

November 2007

This Prospectus has been registered in the Official Register of the Comisión Nacional del Mercado de Valores on November 22, 2007.

As contemplated in Royal Decree 1310/2005 of 4 November 2005 and Order EHA 3527/2005 of 10 November 2005, this Prospectus has been drafted in accordance with the model set forth in Annexes I, II and III of Commission Regulation EC 809/2004 of 29 April 2004, on application of Directive 2003/71/EC of the European Parliament and of the Council as regards information contained in prospectuses as well as incorporation by reference and publication of such prospectuses and dissemination of advertisements.

TABLE OF CONTENTS

I. SUMMARY

This summary describes the main characteristics and essential risks associated with the issuer and the securities that are the object of this informative prospectus (the "Prospectus") which should, among others, be considered for a correct understanding the offering referred to here.

i. This Summary must be read as an introduction to the Prospectus.

ii. Any decision to invest in securities must be based on the investor's consideration of the Prospectus as a whole.

iii. No civil liability may be claimed of any person solely on the basis of the Summary unless it is misleading, inaccurate or inconsistent when read together with the other parts of the Prospectus.

Nevertheless, it is hereby expressly stated that:

This Summary should be read as an introduction to the Prospectus.

1. DESCRIPTION OF THE OPERATION AND SCHEDULE

The transaction consists of a Public Offer for Subscription ("the Offer") and admission to trading of the shares of IBERDROLA RENOVABLES, S.A. Unipersonal (hereinafter "IBERDROLA RENOVABLES", "the Company" or "the Issuer"). The total nominal sum, not including shares corresponding to the green shoe option is 384,005,900 euros i.e. 768,011,800 new-issue shares with a nominal value of 0.50 euros per share.

The amount of the Offer may be increased if the Global Co-ordinators exercise the green-shoe option which Iberdrola Generación, S.A. (Unipersonal) plans to grant these Institutions on 76,801,180 new shares of IBERDROLA RENOVABLES, which together have a nominal value of 38,400,590 euros. In this case the total nominal value of the Offer may be a maximum of 422,406,490 euros, made up of 844,812,980 shares in total.

The number of shares initially offered in the framework of the Offer represents 18.18% of the share capital of IBERDROLA RENOVABLES, assuming all the capital increase represented by the Offering is subscribed. It may be extended up to 20% of the share capital of the Company if the green shoe option referred to above is exercised in its entirety.

The percentage of share capital that IBERDROLA RENOVABLES is to issue in virtue of this Offer has been set at 20% of the share capital of the Company resulting from the Offer, with the aim of complying with the requirements of the US tax law to preserve the tax neutrality of the Restructuring Operation of the Company's US subsidiaries (described in Section IV.19.1 below).

In the case of the green shoe purchase option not being exercised, Iberdrola Generación, S.A. (Unipersonal) shall study the most appropriate formula to increase the number of shares in the hands of shareholders outside the Iberdrola Group through the sale by Iberdrola Generación S.A. (Unipersonal) of shares in IBERDROLA RENOVABLES of

its own property in the number needed to make this percentage reach 20% of the share capital of IBERDROLA RENOVABLES (not including in this case any possible treasury stock linked to the covering of the systems of share incentives), with the aim of giving greater dissemination to the shares of IBERDROLA RENOVABLES and increasing their liquidity. This initiative should in any case be executed within the year following the date of admission of the shares in IBERDROLA RENOVABLES to trading, although if the market conditions permit Iberdrola Generación S.A. (Unipersonal) to obtain a price that is not inferior to the Offer Price, and as long as the placing can be carried out in an orderly and timely fashion, the sale of shares in IBERDROLA RENOVABLES should take place when such conditions are in place, and six months after the date of admission to trading.

The Indicative and Non-Binding Price Range for the Company's shares covered in this Offer has been established at between 5.3 and 7.0 euros per share, which jeans allocating to the Company a stock Exchange capitalisation for all its shares between 17,910 and 23,655 million euros, approximately, prior to the rights issue carried out in the Inicial Public Ofering, and between 22,388 and 29,568 million euros, approximately, after that rights issue has been carried out. Taking as a basis the pro forma financial statements for the year closing 31 December 2006, drawn up in line with IFIS (Internacional Financial Information Standards), the stock exchange capitalisation implies PER of between 70.0x and 92.4x prior to the rights issue carried out in the Inicial Public Offering and PER of between 87.5x and 115.5x after the rights issue has taken place. As indicated, the Inidicative and Non-Binding Price Range and, consequently, the Offer Price could fall outside tose ranges.

The Applicants for shares in the Company holding shares or *Crest Depositary Interests* in Iberdrola, S.A. at 20 November 2007 will enjoy a preferential allocation regime in the terms described in section 5.2.3.d) of the Share Note in this Prospectus.

The schedule initially planned is as follows:

Action	Date
Signature of the Protocol of Intent to Underwrite and Commitment to Place the Retail and Employee Tranche and the Spanish Tranche for Qualified Investors	21 November 2007
Registration of the Informative Prospectus with the CNMV	22 November 2007
Start of book-building period Subscription proposals Start of period for formulating subscription orders Start of period for revoking subscription orders	23 November 2007
End of period for formulating subscription orders Determination of maximum retail price Signature of contract for underwriting and placement of retail and employee tranche	3 December 2007
Public Offer for Subscription period: Start of period for binding subscription	4 December 2007

Action	Date
applications	
End of period for binding subscription applications End of period for revoking subscription orders	7 December 2007
End of book-building period	10 December 2007
Final allotment of shares to the retail and employee tranche Prorating	Until 11 December 2007
Determination of retail price Determination of the price of the Spanish tranche for investors qualified for the Offer Selection of subscription proposals Signature of contract for underwriting the Spanish tranche for qualified investors Start of the confirmation period for subscription proposals	11 December 2007
Issue of public deed of execution and closure of the share capital increase, registration in the Company Register of Madrid, and the deposit of authorised copies of the deed in Iberclear, CNMV and the Bolsa de Madrid stock exchange. Allotment of shares to investors ("Date of the Operation") End of the confirmation period for subscription proposals Allotment of shares to investors and Date of the Operation	12 December 2007
Admission to official trading	13 December 2007
Settlement of the Offer ("Date of Settlement")	17 December 2007
End of stabilisation period	12 January 2008

It is planned that the income obtained through the share capital increase related to the Public Offer for Subscription will initially be used to reduce the Company's debt with Iberdrola, S.A., and its ultimate aim is to finance its expansion plan. At the same time, the Company considers that the Public Offer for Subscription will help to: (i) increase the shareholder base of the Company. This will give the shareholder spread needed for admission to official trading in the Company's shares in the Madrid, Barcelona, Bilbao and Valencia stock exchanges, and its integration in the Stock-Market Interconnection System SIBE (Continuous Market); (ii) facilitate the Company's access to capital markets (including debt instruments), which could eventually help it to obtain finance in the future; and (iii) boost the prestige, transparency and brand image of the Company as a result of its status as a listed company.

The Offer is made in Spain, where the Retail and Employee Tranche and the Spanish Tranche for Qualified Investors are being placed, and the rest of the world, where the International Tranche is being placed.

Tranche	No. of shares	Initial % of the Offering
Retail and Employee	**153,602,360**	**20.00 %**
Spanish for Qualified Investors	**115,201,770**	**15.00 %**
International	**499,207,670**	**65.00 %**

Nevertheless, the initial allocation between tranches of the Offer (excluding the green shoe option) established in the table above could be redistributed by the Company, following a non-binding consultation with the Global Co-ordinators, under the conditions established in this Prospectus.

The global co-ordination of the Offer will be carried out by BBVA, Credit Suisse, JPMorgan, Merrill Lynch and Morgan Stanley. BBVA and Santander Investment are the Lead Managers of the Retail and Employee Tranche and the Spanish Tranche for Qualified Investors, and Credit Suisse, JPMorgan, Merrill Lynch and Morgan Stanley are the Lead Managers of the International Tranche.

2. DESCRIPTION OF THE ISSUER

IBERDROLA RENOVABLES, a wholly-owned subsidiary of Iberdrola, S.A., is a company created in 2001. Its main business is the promotion, construction, management and operation of power-generating farms or stations using renewable energy sources, as well as the sale of electrical power produced in them. The Company's activity is currently focused on land-based wind energy and micro-hydraulic energy, and to a lesser extent, photovoltaic solar energy. In addition, the Company is beginning to develop other technologies such as sea-based wind energy, thermal solar energy, biomass energy and sea wave energy. In the United States of America, the Company is also developing the storage and sale of energy and other sources of energy, as well as the generation of thermal energy.

As of 30 September 2007 the Company had 7,342 MW of installed renewable power, in pro forma terms, of which 7,000 MW were wind energy (including 606 MW owned by a third party and managed under a energy sale contract), 342 MW of micro-hydraulic energy, and 0.3 MW of photovoltaic solar energy. In addition, on the same date wind power represented, in pro-forma terms, 81.3% and 92.5% of the Company's gross margin and EBITDA respectively. The Company has a portfolio of renewable projects of 41,266 MW.

In terms of the Company's non-renewable energy business in the United States, on 30 September 2007 this represented 15.6% and 4.2% of the gross margin and EBITDA respectively in pro-forma terms.

The Company's activities are basically focused on Spain, the United States and the U.K. It has a presence in a further 16 countries through operational activities, a portfolio of projects and/or local offices, particularly in Greece, Poland and France.

3. MOST IMPORTANT FINANCIAL FIGURES

➢ **Main figures from the consolidated balance sheet as of 30 September 2007 (subject to limited revision) and 31 December 2006 (audited), 2005 (audited) and 2004 (unaudited).**

ASSETS (thousands of euros)	30/9/2007	31/12/2006	31/12/2005	31/12/2004
NON-CURRENT ASSETS				
Intangible assets (1)	42,404	44,316	42,405	13,468
Fixed Assets (2)	4,820,720	4,135,342	3,460,054	2,815,987
Financial assets	70,752	71,001	30,319	57,859
Other non-current assets (3)	36,332	33,724	66,176	69,724
	4,970,208	4,284,383	3,598,954	2,957,038
CURRENT ASSETS:				
Other current assets (4)	342,803	328,704	428,022	342,841
Cash and equivalent	121,659	122,788	61,350	27,597
	464,462	451,492	489,372	370,438
TOTAL ASSETS:	5,434,670	4,735,875	4,088,326	3,327,476
NET WORTH AND LIABILITIES (thousands of euros)	30/9/2007	31/12/2006	31/12/2005	31/12/2004
Net worth	725,286	794,657	624,361	441,148
Financial debt with credit institutions (5)	707,392	593,618	445,063	373,464
Financial debt with companies in the group (6)	3,180,456	2,565,599	2,270,916	1,983,377
Other current and non-current liabilities	821,536	782,001	747,986	529,487
TOTAL NET WORTH AND LIABILITIES	5,434,670	4,735,875	4,088,326	3,327,476

(1) Sum of goodwill and other intangible assets.

(2) Sum of the property, plant and equipment in use in the year.

(3) Sum of government debt and valuation allowance.

(4) Sum of commercial debt and other current accounts receivable, current financial asset and government debts.

(5) Sum of current financial debt and non-current financial debt.

(6) Sum of current and non-current financial debt with companies in the group.

➢ Main figures from the consolidated results as of 30 September 2007 (subject to limited revision) and 31 December 2006 (audited), 2005 (audited) and 2004 (unaudited).

(thousands of euros)	30/9/2007	31/ 12/2006	31/12/2005	31/12/2004
Net turnover	494,402	695,635	557,256	329,452
EBITDA (1)	357,887	556,685	457,636	256,037
EBIT (2)	200,570	374,250	307,747	147,498
Profit for the year attributed to the controlling company	48,739	189,688	144,325	34,463
Earnings per share	2.96	11.52	8.77	2.09

(1) Results after interest, tax, depreciation and amortization.

(2) Results before interest and tax.

➢ Main ratios in the audited balance sheets closed on 30 September 2007 (subject to limited review), 31 December 2006 (audited), 31 December 2005 (audited) and 31 December 2004 (unaudited).

RATIOS (thousands of euros, except for percentages)	30/9/2007	31/12/2006	31/12/2005	31/12/2004
Working capital (1)	-3,081,953	-2,384,578	-1,969,710	-1,633,026
Working capital less the Group's financial debt (2)	-278,602	-197,881	-120,441	-115,591
Gross financial debt (3)	3,887,848	3,159,217	2,715,979	2,356,841
Net financial debt (4)	3,755,091	3,032,682	2,654,629	2,329,244
Gross Financial Debt / Total Liabilities and Net Worth (5)	71.5%	66.6%	66.4%	70.8%
Gross Financial Debt of the Group / Total Liabilities and Net Worth (6)	58.5%	54.2%	55.5%	59.6%
Net Financial Debt / Total Liabilities and Net Worth (7)	69.2%	64.0%	64.9%	70.0%

(1) Calculated as Current Assets - Current Liabilities.

(2) Calculated as Current Assets – Current Liabilities and deducting the total of the Group's Financial Debt.

(3) Sum of the Financial Debt with credit institutions and the Financial Debt of companies in the Group.

(4) Sum of the Financial Debt with credit institutions and the Financial Debt of companies in the Group, minus Cash and equivalent and derivitatives.

(5) Quotient between the Financial Debt with credit institutions and the Financial Debt with companies in the Group, and the Total Liabilities and Net Worth.

(6) Quotient between the Financial Debt with companies in the Group and the Total Liabilities and Net Worth.

(7) Quotient between the Financial Debt with credit institutions and the Financial Debt with companies in the Group, minus cash and equivalent and the Total Liabilities and Net Worth and derivatives.

4. RISK FACTORS

4.1. RISK FACTORS SPECIFIC TO THE ISSUER OR ITS SECTOR

a) Risks related to the sector of renewable energies

1. Risks related to meteorological conditions

The main activity of the Company is the production of electrical power using renewable sources of energy, mainly wind. The Company cannot guarantee that wind conditions correspond to the hypotheses formulated, and thus cannot guarantee compliance with production levels initially forecast for its wind farms.

2. Risks derived from national and international policies supporting renewable energy sources

Support for renewable energy products from institutions has been significant over recent years. The European Union and the United States of America (markets in which the Company concentrates nearly all of its generation facilities) reaffirm from time to time their wish to maintain and reinforce this support. However, it cannot be ruled out that in the future these policies and the regulatory framework supporting the business may be changed.

3. Development of activity in regulated markets

The activity developed by the Company is carried out in regulated markets in the countries in which it operates. More restrictive or unfavourable regulations could result in changes in operating conditions which could in turn increase capital or operating costs.

4. Availability of sites and issue of permits and administrative authorisations

(i) Limited availability of sites

Wind farms require particular wind conditions which are found in determined geographical areas. They also need connection with the electricity transmission and distribution network, which limits the number of suitable sites.

(ii) Growing competition to receive legal permission to occupy the sites

An increasing number of operators, both in the wind energy sector and in that of other renewable energies, have the capacity to obtain sufficient legal permission to occupy sites.

(iii) Dependency on obtaining permits and administrative authorisations

The Company cannot guarantee that the administrative authorisations to operate in the sector will be granted or renewed when the request to do so is made. In Spain, the Company lacks municipal licences for work or activity, or the documentation proving that it is to be granted, for wind facilities with installed power of 260 MW and micro-hydraulic facilities with installed power of 206 MW.

(iv) Other restrictions

In addition to restrictions of fact, such as the lack of qualified staff, the Company is faced with a variety of restrictions of legal origin, among them easements or areas and sites protected by environmental legislation.

5. Dependence on electricity transmission services

The Company depends on the transmission and distribution networks managed by third parties that connect their generation assets with customers.

6. Price volatility in the electricity market

Pricing varies depending on many different factors, among them the regulations in the country in which the Company operates and the cost of raw materials.

7. Dependence on factors beyond the control of the Company

Some factors over which the Company has little control, such as weather conditions, changes in prices and seasonal demand for electricity, may provoke fluctuations in the Company's earnings.

8. Risks related to technological changes

In order to maintain and increase its competitiveness, the Company should adapt to technological advances that improve renewable energy production systems.

9. A capital-intensive business

Factors such as the increase in costs of components and construction work on facilities may affect the return on the major investment.

10. Availability of technical components

The demand for technical components for wind energy production facilities at present exceeds the suppliers' production capacity. This could affect the Company's investment plan.

11. Risks derived from public opposition

Renewable energy projects require compliance with a number of requirements related to environmental impact and the granting of administrative authorisations. Even so, it cannot be ruled out that groups or associations oppose the projects and make it difficult to execute them.

b) Risks related to the sector of non-renewable energies

1. **High level of regulation**

The gas and thermal generation activities of the Company in the United States are highly regulated. Non-compliance with the regulations affecting these activities could result in sanctions or even the revocation of the licences needed to operate in these sectors.

2. **Prices in the gas storage business**

The business of gas storage depends on the differentials between the current and future prices of gas being maintained, as well as the differentials between the prices in the different geographical markets in the U.S.

3. **Dependence on numerous restrictions**

The Company has to face a number of restrictive factors, such as the small number of suitable sites, the need for a legal deed to occupy them, and the authorisations needed to install the gas storage tanks.

4. **Dependence on transport services**

The Company may have difficulties in selling its products and providing its services if the contracts concluded with third parties managing the transport expire or are terminated.

5. **Risks derived from public opposition**

Public opinion opposed to the Company's projects may make it difficult to obtain the administrative authorisations needed to execute the projects.

c) Risks associated with the integration of the companies in the Scottish Power group

1. **Risks related to the expansion of operations as a result of the integration of the companies in the Scottish Power group.**

The Company has recently restructured its Group integrating the companies in the Scottish Power group, which is present in the U.K. and U.S. Although the Company considers that the expansion and entry into new countries should contribute to its growth and future profitability, success cannot be guaranteed either in the countries into which it has entered or in those in which it already had a presence.

2. **Risks associated with the rapid expansion of the business**

The capacity of the Company to properly manage the growth of the business will depend on its ability to administer both the operational and financial management resources and the integration process.

3. **Risks related to determined tax proceedings pending in the U.S.**

The Company is involved in administrative and legal action for tax liabilities, and it has undertaken to third parties acquiring some of its subsidiaries that they will be compensated for any tax liabilities that may exist in these companies. Iberdrola, S.A. has undertaken to compensate the Company for any claim for damages which may arise in relation to these tax liabilities.

d) Risks related to the Company's business activities

1. Concentration of business in certain countries

The concentration of the business in countries in which the Company carries out most of its business (Spain, the United States and the U.K.) exposes it to any significant changes in the regulatory framework and any changes in circumstances in the market in these countries.

2. Assumptions and hypotheses used in classifying the project portfolio

The Company has segmented its portfolio project into a number of categories (practically sure, probable and potential), depending on the maturity and probability of the success of the business. However, the real results may in the future be different from those forecast.

3. Dependence on qualified suppliers

Worldwide demand for wind generators exceeds the production capacity of the small number of suppliers that exist at present. However, the Company has commitments with suppliers for approximately two-thirds of its projected needs for wind generation until 2010.

4. Risks related to the asset exploitation model

The computer systems controlling the exploitation of the assets are exposed to risks which may affect the provision of an efficient and uninterrupted service.

5. Fluctuation in interest rates and currencies.

The Company has historically generated most of its earnings in euros. Operations in dollars and sterling expose the Company to risk from fluctuating currency and interest rates. Although agreements have been concluded for cover of these risks, this cover may not be effective or losses may be greater than the risks covered.

6. Risks related to the international character of the Company's business.

The Company plans for its activity to expand globally. The international character of the Company's activities involves various risks such as changes in the law, the lack of favourable treaties or social, political and geographical differences.

7. Use of derivatives

The Company uses and in the future aims to continue using financial derivative contracts and financial instruments to cover itself and anticipate market risks and

price volatility in raw materials, as well as possible errors in calculating this coverage.

8. Risks related to insurance

The Company has subscribed insurance policies to cover risks to which it is exposed in its activity. However, most of the insurance policies do not cover losses resulting from force majeure, such as natural disasters, terrorist attacks and sabotage.

9. Financial backing by IBERDROLA RENOVABLES for the Group's companies in the United States

The Company often guarantees obligations undertaken by its subsidiaries in their activities in the United States. At the same time, the Company demands letters of credit, guarantees or cash from third parties to cover counterparty risks.

10. Risks related to non-payment by customers and the execution of certain contractual provisions.

The non-compliance with obligations assumed by customers in the energy sale agreements with the Company may have an adverse effect on the business.

11. Risks related to damage to the natural environment and the general public

Some aspects of the Company's activities involve risks which could result in damage to the environment, health, employees or third parties, who would have to be compensated. Non-compliance with the relevant regulations could involve sanctions.

12. Special regulatory supervision as a result of the activities of Iberdrola, S.A.

If the acquisition of Energy East is completed, any transaction with this company will depend on additional regulatory controls which may restrict our capacity to operate in energy markets.

13. Dependence on senior management and key employees

The future development of the Company's activity depends, among other factors, on its capacity to retain and motivate key employees and attract new qualified employees.

14. Risks related to the shareholder structure of the Company

After the shares of the Company are admitted to trading, Iberdrola S.A. will retain control, allowing it to decide any questions requiring the approval of the general shareholders' meeting. In accordance with the recommendations on corporate governance, Iberdrola S.A. and IBERDROLA RENOVABLES have concluded a framework contract covering a number of subjects including the regulation of the spheres of activity of each company and establishing mechanisms to prevent conflicts of interest.

15. Risks derived from intra-group operations.

Iberdrola S.A. and IBERDROLA RENOVABLES and their respective subsidiaries maintain various industrial, commercial and financial relations. The framework contract establishes guidelines to ensure that these operations are carried out in both equitable and market conditions, including the need for approval by the IBERDROLA RENOVABLES Board of Directors, in some circumstances following a report from the Committee on Related-Party Transactions.

16. Framework contract with Iberdrola S.A.

Iberdrola, S.A. reserves the first option for itself in the development, exploitation and sale of assets or companies in activities related to the business of natural gas. Iberdrola S.A. therefore has a preferential right to evaluate and act in relation to the business opportunities presented if it exercises its preferential position. Nevertheless, Iberdrola, S.A. undertakes to respect the business plan of the current gas activities of IBERDROLA RENOVABLES in the United States. In addition, IBERDROLA RENOVABLES has stated that it does not provide, and has no intention of providing in the future, any services to third parties related to engineering, consultancy and construction of civil works for electrical power generating facilities, which are at present developed within the Group by Iberdrola Ingeniería y Construcción, S.A.

17. Risks related to claims and legal and administrative action

The risks associated with action undertaken against the Company which has not been resolved, in connection with its activities, cannot be assessed as most of these actions are for undetermined sums. Nevertheless, the sum involved in all the court actions underway of which the Company has knowledge is approximately 592.6 million euros, of which 490.75 million euros are covered by the indemnity agreement concluded by the Company with Iberdrola, S.A.

18. Obligations to dismantle facilities and withdraw turbines

The Company assumes the costs represented by dismantling energy facilities in compliance with the legislation of determined countries. Nevertheless, the Company considers that these costs may be covered by the residual values of the dismantled equipment.

e) Risks related to the Financial Information included in the Prospectus

1. Difficulty in comparing financial statements

As a result of the recent integration into the Company of the companies in the Scottish Power group, the historical financial information available for assessing the company and its forecasts for the future is limited. The financial information in the Prospectus may not represent the operating results, financial situation and cash flows of the Company.

2. Unaudited pro-forma information

The unaudited pro-forma financial information presented in this Prospectus has been provided as if the integration mentioned in the previous paragraph had taken place on 1 January 2006 and 1 January 2007 respectively. The unaudited pro-forma financial information should not be taken as an indicator of future results of the IBERDROLA RENOVABLES Group.

3. Unaudited financial statements

The Company did not produce or approve yearly accounts under IFRS in 2004. The yearly accounts mentioned above were produced under IFRS for 2005 and are unaudited.

The consolidated financial statements of IBERDROLA RENOVABLES as of 30 September 2007 and 2006 (drawn up for purposes of comparison) are also unaudited.

The arithmetical aggregation of the results of the ten British companies included in the scope of consolidation of IBERDROLA RENOVABLES cannot be considered to be an accounting consolidation.

4. The absence of half-yearly intermediate financial statements for United States and British companies incorporated into the scope of consolidation of IBERDROLA RENOVABLES under the Restructuring Operation

The US companies and the ten British companies incorporated into the scope of consolidation of the IBERDROLA RENOVABLES group as a result of the Restructuring Operation have not issued intermediate financial statements for the six-month period between 31 March and 30 September 2007, nor for the equivalent period the previous year, although the Prospectus does include intermediate financial information on these companies for this period to the extent that it has been used to draw up the pro-forma financial information at that date.

2. RISK FACTORS FOR THE SECURITIES OFFERED AND/OR ADMITTED TO TRADING

a) Risk associated with later sale of shares

The sale of a substantial number of shares in the Company on the market after the Public Offer for Subscription is made, or the appearance that this sale could take place, could negatively affect the market price of the Company's shares.

Subject to certain exceptions described in section III.7.3 of this Prospectus, the Company, Iberdrola, S.A. and Iberdrola Generación, S.A. (Unipersonal) have undertaken with the Global Coordinators not to agree the issue, nor to issue, offer, pledge, sell, enter contract to sell, pledge or in any other manner whatsoever dispose of or transfer, whether directly or indirectly, shares in the Company or securituies convertible into, excerciseable as, or exchangeable for shares in the Company, warrants or whatsoever other instruments which could provide a right to subscribe to or acquire such shares in the Company until one hundred and eighty days have elapsed from the date the shares of the Company are admitted to trading on the Spanish Stock Exchanges, unless they are explicitly authorised to

do so previously in writing by the Global Coordinators, which may not deny such authorisation without due justification.

b) Lack of a previous market for trading in the shares.

The shares of the Company have not been the object of trading in any other regulated market before their admission to trading, so that the price of the shares in the Offer set by the Company and the Global Co-ordinators, may not faithfully reflect the market price of the shares after the Offer.

c) Risk associated with volatility in the share price.

The price and volume of trading in the shares once they are admitted to trading may be volatile and affected by factors related to the Company or by external factors not dependent on its results and management.

d) Policy on dividends.

The Company cannot guarantee payment of dividends, or that dividends will increase over time, as they may be conditional on a number of factors, such as the evolution of the business, growth strategy and financing needs.

e) Risks derived from the fact that the Company's shares are denominated in euros.

Investors resident in companies with currencies other than the euro face additional risks related to the fluctuation of the euro.

f) Risks related to the possibility of foreign shareholders exercising their preferred subscription rights.

The preferred subscription rights that the Limited Companies Act establishes in a general way for all shareholders resident in Spain, who may exercise it to prevent dilution in the case of new issues of securities, may not be guaranteed to shareholders from other countries whose law does not envisage the possibility of exercising preferred rights in which this preference demands the registration of documentation or the availability of an exemption from registration.

g) Risks associated with a revocation of the Offer.

It is planned that the shares of the Company will be admitted to trading on 13 December 2007. If this admission has not taken place by 24:00 hours in Madrid on 14 January 2008, the Offer will be understood to be revoked, the Company shall proceed to the purchase of the shares from the shareholders who may have subscribed and paid for them or acquired them, and return the cost of purchase to the investors together with the corresponding interest applicable by law.

This Prospectus establishes that the Company may withdraw its offer, postpone it, or temprarily or indefinitely suspend it at any time before the price is established for the Company's shares set to take place on 11 December 2007, and the Company need not provide any reason for doing so

II. RISK FACTORS

Before adopting the decision to invest in the shares subject to the Offer there should be taken into account the risks set forth below, which are associated with the Company's activity and in relation to the shares subject to the Offer, and which could have an adverse effect on the business, earnings or the financial, economic or equity situation of the Issuer or its shares. These risks are not the only ones to which the Issuer may be exposed in the future. It may occur that future risks, unknown or not considered significant at present, could have an effect on the financial, economic or equity situation of the Issuer or on its shares. It should also be borne in mind that those risks may have an adverse effect on the price of the Issuer's shares, which could lead to loss of part or all of the investment made.

1. RISK FACTORS SPECIFIC TO THE ISSUER OR TO ITS BUSINESS SECTOR.

a) Risks associated with the renewable energy industry

1. Risks associated with weather conditions

The Company's principal activity is the production of electricity from renewable sources, primarily wind. The production of wind energy production accounted for 81.3% of the *pro-forma* gross margin and 92.5% of the *pro-forma* EBITDA at September 30, 2007.

Wind energy is highly dependent on climatic conditions, particularly on wind conditions. The profitability of a wind farm depends, among other factors, on the wind conditions experienced at the site, which are inherently variable. Also, inasmuch as aerogenerators only function if the wind speed attains certain specific ranges that vary depending on the type of aerogenerator and on the manufacturer, if the wind does not reach the said speeds the Company's energy output is likely to diminish.

During the development phase of wind projects, prior to construction, a wind study is conducted at each proposed site. The purpose is to evaluate the energy capacity of the site using wind measuring instruments. The principal starting assumption upon which investment decisions of the Company are based is the conclusions of this study. The Company cannot guarantee that the climatic conditions of a wind farm, particularly the wind conditions, will correspond to the assumptions made by the Company nor, therefore, can it guarantee that its wind farms will achieve the initially contemplated production levels. If wind conditions diminish at all or a part of the Company's wind farms, it could result in a reduction of operating efficiency, production of energy and profitability.

In addition, exceptional climate conditions and natural disasters, such as earthquakes, hurricanes, tornadoes and strong storms, may cause losses at the Company's wind farms and facilities, which could result in a decrease of wind energy production.

Such events, if they had a material effect on a high number of the Company's facilities, could have a material adverse effect on the Company's business, financial status or results of operations.

2. Risks deriving from domestic and international policies in support of renewable energy sources

Development and profitability of renewable energy projects are significantly dependent on the existence of regulatory frameworks and policies in support of such development. Some countries by regulation have provided various incentives for electricity production from renewable sources. In particular, the European Union and its principal Member States, including Spain and the United Kingdom, and the United States of America have adopted policies actively supporting renewable energy.

These policies include measures such as: (i) obligations to acquire the electricity produced from renewable energy sources, or the imposition of mandatory quotas for acquisition of renewable energy on producers or distributors, preferential rights of access to the network and the right to distribute electricity through the network, as occurs in Spain, the United Kingdom and certain states of the United States of America; (ii) tax incentives such as the Production Tax Credit ("**PTC**") system in the United States of America, which grants tax credits in proportion to the amount of wind energy produced and sold during each tax year or, also in the United States, the Modified Accelerated Cost Recovery System ("**MACRS**"); or (iii) green certificate programmes (such as the Renewable Obligation Certificates ("ROCs") in the United Kingdom and the Renewable Energy Certificates ("RECs") in certain states in the United States of America) that are negotiable on both organised and unorganised markets.

Although the support for renewable energy sources has been strong in prior years, and both the European Union and the United States of America periodically reaffirm their desire to sustain and strengthen that support, the possibility that these policies may be modified or the measures supporting renewable energy sources may be repealed in the future cannot be discarded, particularly those that may benefit the Company's wind farms.

Spain recently approved Royal Decree 661/2007 of 25 May 2007 governing the business of production of electricity under the special system. It repeals Royal Decree 436/2004. The Royal Decree introduces new elements for determination of the compensation corresponding to those producing electricity from renewable sources, although it maintains the basic principles of Royal Decree 436/2004.

In 2010 the tariffs, feed-in tariffs, complements and limits established in the new Royal Decree will be revised. The revisions of the regulated tariff and the limits will apply to facilities commissioned after 1 January 2012.

In addition, once Spain has reached the power targets provided in Royal Decree 661/2007 (with there having been set, for wind energy, a target of 20,155 MW, without prejudice to the setting of another 2,000 MW that

could be installed by means of retrofitting wind energy facilities with final registration date prior to 31 December 2001), it is possible that for those facilities that were definitively registered after the deadline set by the General Energy Secretariat the present tariffs, feed-in tariffs and complements will not be maintained on the present terms. The facilities currently in operation and those definitively registered prior to that deadline will receive the current tariffs, feed-in tariffs and complements.

In the United States of America, the renewable energy support measures are mainly based on tax credits (PTCs and MACRS) at the federal level and on the Renewable Portfolio Standards that have been implemented in many states of the United States. The current PTC system (which provides tax credits in proportion to the amount of wind energy produced) is solely applied during a period of ten years to those facilities that are operational prior to December 31, 2008. In addition, it offers the possibility of accelerated depreciation for tax purposes of capital investments in renewable energy projects) a benefit known as MACRS.

There is no assurance that the system will be renewed after 2008 or that, if it expires, the new facilities will be entitled to benefit from a retroactive application. Neither is there any certainty that the Company is going to have sufficient profits so as to use said tax benefits, nor whether the Company is going to be able to make the most of the tax incentives through investment structures with third persons, attracting investors interested in taking advantage of the PTCs and that meet the Company's credit risk requirements, or which will have a sufficient number of investors who meet these requirements.

In the United Kingdom, governmental measures supporting renewable energies include ROCs and Levy Exemption Certificates ("**LECs**"). The regulations require of suppliers that a percentage of their sales be from renewable sources. In order to satisfy the obligation, they must choose between acquiring an ROC and paying a substitute price. To promote the most environmentally sustainable generation and supply of energy, the consumption of electricity coming from certain renewable sources is exempted from payment of an environmental tax by virtue of the LECs. One cannot ignore the fact that these incentives may be repealed in the future or may be amended.

Abandonment or reduction of the support for renewable energy sources, in particular wind energy, by the competent authorities of the countries in which the Company conducts its business could have a material adverse effect on the Company's business, financial status or results of operations.

3. Conduct of the business on regulated markets

The Company conducts its business on regulated markets. The Company, as well as its electricity production facilities (including wind farms and mini-hydro facilities) must comply with various laws and regulations in each of the countries in which the company operates. In particular, the Company and its electricity production facilities are subject to strict standards

regarding construction and operation of such facilities (including rules regarding the acquisition and use of land, the need to obtain governmental permits, rules regarding conservation of the landscape, noise regulations, environmental protection, as well as congestion in the energy transmission and distribution networks). If the Company or its facilities do not comply with these rules, the Company may face revocation of governmental permits it holds and/or the imposition of sanctions, including fines or criminal sanctions.

The regulations applicable to the generation of electricity from renewable energy sources vary from country to country and are subject to future changes that may be more restrictive and unfavourable to the Company. More restrictive or unfavourable regulation could imply changes in operating conditions that could increase the cost of capital (for example by way of the imposition of an obligation to change the configuration of existing generation facilities) or operating costs (for example by way of establishment of additional inspection and control procedures) or hinder development of the business.

The Company cannot guarantee that there will be no amendments of current regulations, whether in response to the pressure of public opinion or for other reasons. Such changes, if significant, could have a material adverse effect on the Company's business, financial status and results of operations.

4. Availability of sites and obtaining governmental permits and authorisations

(i) Limited availability of appropriate sites

Wind farms require particular wind conditions that are found only at certain geographical sites. Also, electricity production facilities, including those operated by the Company, need a connection to the electricity transmission or distribution network in order to be able to transmit or distribute the energy generated. This limits the number of appropriate sites for installation of plants.

(ii) Increasing competition for legal rights to occupy land

The finding and attainment by the Company of sufficient legal rights to occupy sites are subject to increasing competition with an ever larger number of operators (both in the wind sector and as regards other renewable technologies). They have sufficient financial capacity to make the necessary investments to research, locate, obtain sufficient legal rights for occupation, and obtain connection rights to connect to the network.

(iii) Dependence on obtaining governmental permits

In order to build and operate an electricity generation facility, the Company must obtain various governmental permits. The system for obtaining governmental permits varies by country. The different

countries may deny permits for different reasons. In addition, the process of obtaining permits may be hindered or delayed by public opposition. The Company cannot guarantee that governmental permits will be granted or renewed when it so requests.

As is set out in section IV. 6.1 of this Prospectus, whereby with respect to the operational facilities, IBERDROLA RENOVABLES has obtained the administrative permits necessary for the operation of its facilities (authorisation of the facility, approval of the undertaking project and act of start-up; entry in the Producers' Register, inclusion under the special procedure, as the case may be; environmental processing, as the case may be, etc.)

As far as the municipal permits are concerned, even when the name and classification of licences that may be demanded varies in each Autonomous Community, the following are required in general (i) the building works licence and the activity licence – classified or not - prior to the start of the building Works, and (ii) the first occupation licence and the definitive opening licence in order to check that the building Works that have already been completed were carried out in accordance with the decisions concerning such licences and to permit the definitive functioning of the installation, respectively.

Regardless of the fact that the Company has the licences that can be required for most of its facilities, in certain cases, the Company's facilities do not have all of the licences that are required. Likewise, in relation to certain Company facilities, particularly in the case of the oldest mini-hydraulic plants, the latter does not have the documentation that substantiates the fact that some of its facilities in progress have all of the municipal licences necessary for the undertaking of the activity. Nevertheless, this situation only affects installations located in Spain and it is, to a certain extent, usual in this and other sectors, insofar as priority is given to those licences that the local authorities expressly require to the detriment of those others which – being required from a strictly legal viewpoint - are not necessarily required by the respective local authorities as an essential requirement for the undertaking of the activity. In Spain, the Company lacks municipal building work or activity licences and the documentation that substantiates their obtaining, for wind power facilities with 260 MW of installed power and min-hydraulic facilities with 206 MW of installed power. . Lack of the mandatory licences may imply suspension of the activities performed by the facility in question and, even, the obligation to demolish those facilities, in which case the Company must restore the site to its original condition.

IBERDROLA RENOVABLES has initiated a process to regularise this situation, and has identified the licences that it needs to obtain with respect to each one of its facilities. The obtaining of the municipal licences is a regulated process, whose concession by the councils is not purely discretional, but rather it is objective, and it is

conditional on compliance with the requirements that may be legally demanded.

(iv) Other restrictions

There are other restrictions in respect of the Company's business, such as the existence of easements (including access easements) and environmental restrictions, and restrictions related to the proximity of inhabited areas or areas or places protected by applicable regulations.

One cannot ignore the fact that the Company may have difficulty in locating, obtaining permits and sufficient legal title to ensure that it has control of a sufficient number of sites, which could prevent construction of facilities and their commissioning if not accomplished within the contemplated time periods. This could have a material adverse effect on the Company's business, financial status and results of operations.

5. Dependence on electricity transmission services

The Company depends on high voltage and other transmission facilities to transmit the electricity it sells. They are owned and managed by third parties.

Typically the Company is not the owner of, nor does it control, the transmission facilities except those needed to interconnect its farms to the electricity network. In this respect, the transport network is owned by and is the responsibility of the transport companies such as, for example, Red Eléctrica de España in Spain, and the distribution networks of the distributor companies. The Company is not the owner of these networks, but it needs to have these in order to be able to connect its generation assets.

Many of the Company's wind power projects (particularly in the United States of America) are in remote areas with limited transmission capacity, where there is intense competition for available capacity.

In the event of failure of the transmission facilities utilised by the Company to sell the energy it products, apart from suffering economic losses, the Company could be liable for damages suffered by its customers, such as the cost arising from the need to acquire additional energy at market prices. Such losses and the liability for the damages caused to customers could have a material adverse effect on the Company's business, financial status and results of operations.

6. Volatility of market price of electricity

In addition to the regulated incentives, in certain countries the compensation received has a component tied to the market price. Market prices may be volatile and are affected by multiple factors including, inter alia: (i) the cost of the raw materials used as the primary source of energy; (ii) the demand of the end user; (iii) the average rainfall for the period and (iv) the price of greenhouse gas emission allowances.

In certain countries in which it operates, the compensation received by the Company includes a regulated component and a component tied to the market price. In such countries there exists the risk that the regulated component might not fully compensate for fluctuations in the market price and, therefore, there is the risk that the total compensation may be volatile.

It cannot be guaranteed that the market prices will be maintained at levels allowing the Company to obtain the desired profit margins and levels of recovery of investment. A reduction of prices below those levels could have a material adverse effect on the Company's business, financial status and results of operations.

7. Dependence on factors not controlled by the Company

The Company's revenues may fluctuate over time depending on various factors, including the variability of climate conditions, as well as changes in prices of and demand for electricity, typically with seasonal demand. Because the Company has little or no control over these factors, it cannot be guaranteed that its revenues will not fluctuate over time. Therefore, comparison of the Company's revenues between particular periods of time may not reflect the long term trends of the business and may not be a relevant indicator of the Company's future profits. Also, it cannot be guaranteed that the Company's future profits will reflect the Company's historical profits or the predictions and expectations of the investors.

8. Risks associated with changes in technology

The technologies applied in the renewable energy sector evolve rapidly and constantly. Also, the techniques for production of electricity from renewable energy sources constantly improve and become more complex.

To maintain and increase its competitiveness and grow its business the Company therefore must adapt to technological advances. For this purpose research and development are key factors. If the Company does not appropriately react to current and future technological advances in the sector, it could have a material adverse effect on the Company's business, financial status, results of operations or capacity to achieve established goals.

9. Capital intensive business

The Company must make significant investments in its business and the investments made in a power plant are only recovered long term. The investment required for development and construction of a wind farm may vary based on the cost of the fixed assets, principally the aerogenerators, which represent between 70% and 80% of the investment cost. The cost of this equipment may increase if demand therefor rises or if the prices of key components and raw materials used to build that equipment rise. There also are other factors affecting the amount of the investment, such as the price of the construction work on the facilities.

A material increase in the costs of development and construction of a wind farm could have a material adverse effect on the Company's objectives, business, financial status and results of operations.

10. Availability of technical components

The Company's business requires the supply and assembly of many technical components, such as aerogenerators, for the wind energy production facilities. Only a limited number of suppliers can provide them.

Currently, demand for aerogenerators in Europe and the United States of America exceeds production capacity. Recently this has resulted in a shortage of supply and increase of prices of aerogenerators and other technical components. One cannot discount the possibility that, in the future, the Company may have difficulty in acquiring the necessary number of aerogenerators and other technical components needed to meet its business objectives, or that certain providers may give priority to other customers that could even be competitors of the Company.

A generalised delay in performance of contractual obligations by the Company's principal suppliers, their inability to satisfy those obligations, unavailability of spare parts and equipment, or the impossibility using them to meet the Company's needs and expectations, could negatively affect achievement of the Company's objectives.

11. Risks deriving from public opposition

There are certain persons, associations and groups that may oppose wind energy projects and other electricity generation plants, using arguments such as degradation of the landscape, noise pollution, injury of birds and generalised environmental damage.

Although the development of renewable energy projects generally requires an environmental impact study and public hearing prior to grant of the corresponding governmental permits, the Company cannot guarantee that a given wind farm or other kind of facility will be accepted by the affected population. Furthermore, in those areas where wind farms or other facilities are near residential areas the opposition of the local population may result in adoption of restrictive regulations or measures regarding the farms after they become operational.

If a part of the population or any company opposes construction of a renewable energy project or brings legal action, it could make it more difficult to obtain the corresponding governmental permits. In addition, legal actions could result in adoption of preventive measures stopping construction, which could prevent commissioning of the project within the contemplated term or meeting the Company's business objectives. In this regard, some of the Company's planned wind farm projects have been met with public opposition and challenges, and such challenges will foreseeably continue in the future during the ordinary course of the Company's business.

As a result, public opposition, an increase in challenges of governmental permits or an unfavourable trend in resolution of such challenges could have a material adverse effect on the Company's business, financial status and results of operations.

b) Risks related to the non-renewable energy sector

1. Regulatory risks

The Company's activities in respect of the natural gas business in the United States are, at the federal level, subject to various regulations which gives the Federal Energy Regulatory Commission ("**FERC**") jurisdiction to regulate the transport and storage of natural gas, as well as certain sales of natural gas, all in interstate commerce. Purely intrastate facilities are regulated at the state level, which regulation varies from state to state. The co-generation activity carried out by the Company is subject to federal and state regulations in the United States applicable to renewable energy generation facilities, including the FERC regulations. In the United States, the Company is subject to diverse regulations relating to operations with associated parts which, in particular, affect the gas storage business of the affiliate of the Company Enstor Inc.

Violation of these rules could result in the imposition of sanctions, including fines, criminal sanctions or the revocation of its licences. Also, one cannot discount the possibility that new rules will be issued or existing rules will be amended in the future. Such changes could have a material adverse effect on the Company's business, financial status and results of operations.

2. Dependency on gas prices

The natural gas storage business in the United States generates revenue by taking advantage of the difference between current and future natural gas prices. Also, the Company takes advantage of local price differences by means of the possibility of transporting natural gas from low-price markets to higher price markets.

It cannot be guaranteed that there will continue to be a difference between current and future natural gas prices, or that the difference, if any, will be greater than the prices the Company charges for the gas storage service or the costs deriving from such storage. In addition, it cannot be guaranteed that the price difference in the various areas in the United States will be maintained, or that access to the gas pipelines continues to be open to all gas transport companies for transporting gas between the various regions of the United States and take advantage of the price difference in the future.

The disappearance, or a significant reduction, of these differences in the United States natural gas business, or a change in the regulations preventing the transport of natural gas between the various regions of the United States, could have a material adverse effect on the Company's business, financial status and results of operations.

3. **Dependence on numerous restrictions which could limit the growth of the gas storage business**

The Company faces various restrictions that could limit the growth of the gas storage business of the Company in the United States. The principal such restriction is the scarcity of appropriate sites, which depend on specific geological factors that generally are not common, as well as the ability to find them and obtain sufficient legal rights to occupy them.

Finding and obtaining sufficient legal rights to occupy sites are subject to increasing competition from an ever larger number of operators in the natural gas storage business. They have sufficient financial capacity to make the necessary investments to research, locate and obtain sufficient legal rights for occupation of the sites. Also, there is a limited number of qualified personnel (including geologists, engineers and other professionals) to locate and obtain control of the sites.

In addition, the process of construction and obtaining necessary permits for natural gas storage facilities is lengthy, and often complex. The Company must obtain a series of governmental permits from various authorities, which may be denied, delayed or conditioned for various reasons, including environmental matters, the proximity of the facilities to inhabited areas and public opposition.

One cannot discount the possibility that the Company may have difficulty in finding and obtaining control of appropriate sites on favourable conditions or on any conditions, hiring or retaining qualified personnel or obtaining and maintaining governmental permits for a sufficient number of sites. This could make it difficult for the Company to maintain its current projects or begin new ones which could limit the growth of Enstor Inc. which would have a material adverse effect on the Company's business, financial status and results of operations.

4. **Dependence on transport services for natural gas and for thermal generation**

The Company depends on natural gas pipelines and other facilities owned and managed by third parties for transport of the natural gas it sells on the wholesale market, to supply natural gas to its electricity production facilities, and to provide storage services to its customers.

The Company signs short and long term contracts with these third parties to assure the provision of the aforesaid services or to allow interconnection with its natural gas storage facilities. Also, the Company depends on high voltage lines and other transport facilities that are owned and managed by third parties to carry the electricity produced it its thermal generation plants. Normally, the Company neither owns nor controls the transmission facilities, except those needed to interconnect its stations with the electricity network.

If the transport or transmission lines are interrupted or if the capacity of the transport facilities is not adequate, the Company may have difficulty in selling its products and providing its services.

As a result of the foregoing, in addition to the economic losses, the Company may be liable for damages suffered by its customers, such as the cost deriving from the need to acquire additional energy at market prices. Such losses and the liability for the damages caused could have a material adverse effect on the Company's business, financial status and results of operations.

5. Risks deriving from public opposition

There are certain persons, associations and groups that may oppose natural gas storage projects and thermo-electric facilities, using arguments such as degradation of the landscape and generalised environmental damage.

It is common that in the processing of public information concerning the administrative authorisation for energy and bio-fuel generation facilities, arguments are prepared by companies and private individual, which include competitor developers, and whose opposition can be based on grounds that are both formal and on merit.

Subsequently, it occurs on occasions that when the administrative authorisation for the facility is obtained, the companies or private individuals that are considered to suffer detriment can challenge the authorisation referred to in the administrative or judicial process. For further details about these types of challenges, see Section IV.20.8 of this Prospectus.

If a part of the population or any company opposed construction or functioning of a natural gas storage project or a thermo-electric facility or filed legal action, it could hinder obtaining the corresponding governmental permits, which could have a material adverse effect on the Company's business, financial status and results of operations

c) Risks related to the integration of the companies in the Scottish Power Group

1. Risks deriving from expansion of operations such as the result of the integration of the companies of the Scottish Power Group

As a part of the global business strategy of IBERDROLA RENOVABLES, the Company recently undertook a restructuring transaction by virtue of which the companies in the Scottish Power Group principally engaged in generation of energy from renewable sources have been integrated into the Group (the "**Restructuring Transaction**"). It thereby has strengthened its presence in the United States of America and the United Kingdom.

In accordance with the pro-forma financial information presented in this Prospectus, the integration of these companies represents 37.8% of the *pro-forma* gross margin and 33.8% of the *pro-forma* EBITDA corresponding to the financial year ending at December 31, 2006, together with 38.2% of the

pro-forma gross margin and 36.6% of the *pro-forma* EBITDA corresponding to the nine-month period ending at September 30, 2007.

The Restructuring Transaction also has resulted in an increase in pro-forma installed renewable energy power to 7,342 MW at 30 September 2007. This includes 606 MW owned by a third party, the sale of energy of which is managed by IBERDROLA RENOVABLES (through its subsidiary PPM Energy Inc. ("**PPM**")) and a project portfolio of 41,266 MW. In addition, the Restructuring Transaction has resulted in the acquisition of 537 MW (including 237 MW from long-term energy sale agreements) of installed thermoelectric capacity. In addition, 0.76 billion cubic feet of natural gas operational storage capacity have been obtained. This has resulted in incorporation into the Company's business of purchase, sale and storage of natural gas.

It cannot be guaranteed that the Company will be successful in the new countries or businesses into which it has expanded its activity, or that it will continue to be successful in those where it was already present. Although the Company believes that the expansion and entrance into new countries and businesses should contribute to its future growth and profitability, the Company could have difficulties in achieving the established objectives. It cannot be guaranteed that the businesses combined by virtue of the Restructuring Transaction are capable of achieving the same level of profitability as IBERDROLA RENOVABLES and the companies within its consolidation had in the past.

2. Risks related to rapid expansion of business

The Restructuring Transaction has brought with it a rapid expansion of the Company's business, which has increased the complexity of operations and could result in significant pressure on the Company's management, operating and financial resources, as well as on its control systems and procedures.

The Company's capacity to appropriately manage this growth will to a great extent depend on its ability to (i) develop an efficient and integrated system of management support; (ii) standardise the technology and operational development in all countries in which the Company operates; (iii) control costs; (iv) maintain effective control of quality and, at the same time, expand the dissemination of internal information and management and accounting systems; (v) attract, assimilate and retain qualified personnel and (vi) effectively control operations. If the Company has difficulty in implementing these measures, it could complicate the process of integrating the companies that have been included in the IBERDROLA RENOVABLES consolidation into the business structure.

In addition, the Company's management team may have to spend significant time on the integration process, which would reduce the time available for managing the Company's business. If the Company's management team has difficulty in efficiently managing the process of integration, or if any

significant business activity is interrupted as a result of the integration process, the Company's business could suffer significantly.

It cannot be guaranteed that the Company will not encounter difficulty in implementing the necessary measures efficiently and in parallel with the growth of the business, or in appropriately managing that growth, which could have a material adverse effect on the Company's business, financial status and results of operations.

3. Risks related to certain tax proceedings pending in the United States

The Company currently is involved in administrative and judicial proceedings related to certain tax contingencies affecting the United States companies in the Scottish Power Group consolidated in IBERDROLA RENOVABLES under the Restructuring transaction, Iberdrola S.A. has made the commitment to indemnify IBERDROLA RENOVABLES in the event of the Company being obliged to respond to said doubts in accordance with the provisions of the indemnity agreement of 20 November 2007 described in Section IV.19.4 of this Prospectus. Section IV.20.8 of this Prospectus describes the main lawsuits that the Company is involved in in greater detail, including the tax procedures referred to in this risk factor.

d) Risks associated with the business activities of the company

1. Concentration of the business in certain countries

The Company currently conducts most of its business in Spain, the United States of America and the United Kingdom. According to the pro-forma financial information, 95.2% of the Company's revenues were obtained in these countries during 2006, and 92.9% during the nine-month period ended 30 September 2007.

Also in accordance with the pro-forma financial information, Spain is the principal country in which the Company operates. During 2006 and during the nine-month period ended 30 September 2007 57.4% and 54.4%, respectively, of the Company's revenues were obtained in Spain. The second country is the United States, with 29.6% and 30.2% of pro-forma revenues, followed by the United Kingdom, with 8.2% and 8.3% of pro-forma revenues, respectively.

The concentration of the business in these countries brings with it greater exposure to such significant variations as may occur in the regulatory framework, or other significant changes in market conditions (such as consumer acceptance, increases in costs or decreases in demand), which could make it significantly more difficult for the Company to obtain revenues, and have a material adverse effect on the Company's business, financial status and results of operations.

2. Risks deriving from the assumptions and hypotheses used by the Company in the classification of the portfolio of projects.

The Company has set up a strict form of methodology of segmentation of its portfolio of projects in different categories (practically certain, likely and potential) based on the maturity and likelihood of success of the projects (approximately 95%, 40%-50% and 20%, respectively). The bases and assumptions utilised for the segmentation of the portfolio of Company projects have been developed internally and have not been the subject of auditing or checking by third persons. Likewise, these bases and assumptions could vary according to the country in which the project is located.

There is no methodology of segmentation of portfolios of projects that is generally accepted in the electricity generation business that is based on renewable sources. In this respect, the methodology used by the Company could differ from that used by other companies involved in the same business. In this respect, the forecast relating to power that will give rise to the portfolio of projects cannot be comparable to those which said companies carry out.

There is no certainty that the forecasts or estimates relating to the portfolio of projects of the Company correspond to the future situation, and the real results may differ, significantly, from the present expectations.

3. Dependence on qualified suppliers

Of the 6,394 MW in wind power installed at the end of September 2007, excluding the 606 MW corresponding to PPAs, according to the *pro-forma* information, 83.6% corresponds to leading manufacturers.

At 30 September 2007, Gamesa had supplied to the Company aerogenerators with a total output of 3,718 MW, which represented 58.1% of the Company's pro forma installed renewable energy output, excluding the 606 MW owned by a third party. The Company's other three largest suppliers were GE Energy, Siemens and Vestas-American Wind Technology, Inc., which supplied to the company aerogenerators with a total output of 1,630 MW (25.5%), 473 MW (7.4%) and 389 MW (6.1%), respectively, of the Company's pro forma installed renewable energy output, according to the pro forma information at 30 September 2007.

The Company's principal supplier is Gamesa, which has committed to sell aerogenerators for a total of 2,700 MW to the Company by 2009, which may be extended to 2011, by virtue of an agreement signed on 19 October 2006. In addition, the Company has increased its number of suppliers, having entered into contracts with Suzlon Energy and Mitsubishi. In general, the contracts the Company enters into with its aerogenerator suppliers cover production, transport, assembly and start-up. Sometimes the contract with the supplier also covers maintenance during the warranty period, which generally has a term of two years, unless a different period has been negotiated with the supplier.

Other significant suppliers are construction companies that are hired during promotion and construction phases to undertake the civil works and electrical installation of wind farms, as well as all necessary infrastructure.

Historically, Iberdrola Ingeniería y Construcción, S.A. ("**Iberinco**") has been the principal supplier of the Company's engineering and construction services and, in conformity with the framework agreement signed by Iberinco in 2007, the latter has agreed to continue rendering services of this type to the Company in the future.

Although the company has increased and diversified its supplier portfolio, the loss of any of these suppliers or service providers, or difficulties in replacing them with others or acquiring aerogenerators at the prices currently offered by these suppliers or in contracting engineering and construction services at the prices currently offered by those providers, or changes in the terms of the supply and maintenance contracts, such as the increase in the prices of the maintenance services or of the spare parts, or engineering services and construction contracts could have a material adverse effect on the capacity of the Company to build and operate wind farms, and on the profitability of development of wind farms.

Likewise, in the case in which the air-generator turbines or other equipment of one or other suppliers have a useful life that is less than the one planned – between 20 and 30 years - this could have an adverse material effect on the business, the financial conditions and the operating results of the Company.

4. Risks relating to the asset operation model

The Company uses certain technologies and systems to conduct its business. Its operations depend on the efficient and uninterrupted functioning of the information systems used for remote control of the operation and maintenance activities. A failure in the Company's network or in the data collection systems, computer viruses or hackers or other failures in the supporting systems for the asset operation model (including the Renewables Operation Centre – REOC -, the centre for remote control, management and maintenance in real-time of the electricity generating facilities, located in Toledo Spain) could hinder data processing, provision of services and the daily pursuit of the business and could lead to interruptions in the Company's operations.

In addition, information system failures that impede connections between REOC and the local information and control systems of each renewable energy site could result in the wind farms operating at below the required optimum levels, with the attendant material adverse effect on the business, financial position and results of the Company's operations. In the past, the Company has been forced to stop operations at some of its wind parks due to failure of its aerogenerators

5. Fluctuations in interest and exchange rates

The Company conducts business in Spain, the United States of America and the United Kingdom, as well as in other countries. Historically most Company revenues have been generated in euros, but after the Restructuring Transaction a greater proportion of revenues will be generated in United States dollars and pounds sterling. The Company faces risks *vis-à-vis* fluctuation of exchange rates to the extent that subsidiaries enter into contracts or incur significant costs using a currency other than the euro. It may have difficulty matching revenues with costs denominated in the same currency.

According to the pro-forma financial information for the year ended 31 December 2006, some 44.9% of operating revenues were generated and some 47% of operating expenses were done in euros. Also, in the same period 48.8% of operating revenues were generated and 45.6% of operating expenses were denominated in US dollars. Equally, in the same period, 6% of the operating revenues were generated and 6% of the operating expenses were realised in pound sterling. Lastly, in the same period, 1.4% of operating revenues were generated and 0.4% of operating expenses were denominated in foreign currency.

It cannot be guaranteed that the Company is appropriately hedged against exchange rate risks. Also, fluctuations in the exchange rate of currencies and devaluations of currencies (principally in the securities related to the euro, pound sterling and US dollar) may have a material adverse effect on the Company's results for each fiscal year.

In addition, the results of operations of the Company's subsidiaries and their financial statements are expressed in local currencies, thereafter being converted to euros at the exchange rates applicable from time to time, to be included in the consolidated financial statements of the IBERDROLA RENOVABLES Group, which are expressed in euros. The exchange rates between these currencies and the euro may undergo significant fluctuations. This risk of exchange rate fluctuation could have a material adverse effect on the Company's results of operations.

In addition, the Company's debt, because the business it conducts is capital intensive, is tied to reference interbank rates such as EURIBOR and LIBOR. Any increase in those interest rates could increase the Company's debt and adversely affect its financial status.

The Company has entered into agreements to hedge fluctuations in exchange rates and interest rates. Nevertheless, there is no assurance that these agreements will fulfil their purpose effectively and not result in additional losses. Nor is there any assurance that any other risk management procedure will function satisfactorily.

6. Use of derivatives

The ownership and management of wind farms, other electricity generation plants and natural gas storage facilities expose the Company to market risks, including volatility of the prices of electricity and natural gas.

The Company uses and in the future intends to use derivative financial agreements and instruments, such as futures and options, in order to manage market risk and exposure to fluctuations in the price of electricity and natural gas, and in its derivatives trading business for purposes other than hedging.

These activities expose the Company to market risks, including the possibility of calculation errors in implementation of this hedging activity, and could also have the effect of limiting the capacity of the Company to obtain the benefits deriving from increases in energy prices. Although the Company's operations are subject to a risk control procedure, risk information systems and a risk model designed to minimise the risk related to raw materials, these procedures may not be effective to the extent expected. In addition, future market changes may not be consistent with historical data or the Company's assumptions.

If the Company has difficulty in anticipating and appropriately hedging the market risks, the volatility of energy prices could have a material adverse effect on the Company's business, financial status or operating results.

7. Risks associated with the international nature of the Company's business model

Regardless of the fact that the Company's operating centre is in Spain, the Company carries on a substantial part of its business in the United States and in the United Kingdom, and it has a presence in a further 16 countries. The Company envisages that its activity will continue its expansion both in these countries and in the global sense. In this respect, the Company is facing up to a series of risks related to the undertaking of activities in diverse countries and, in particular, in countries that are not members of the European Union, which could have an adverse effect on the Company's business, financial position and operating profit.

Amongst others, these types of risks include those deriving from compliance with the regulations in force in each country relating to foreign countries, and the changes that these may undergo, the absence, loss or non-renewal of favourable treaties or similar agreements with the relevant tax authorities, economic, political or social instability.

8. Risks associated with insurance

The Company's business is exposed to the risks inherent in the construction and operation of electricity plants and gas storage facilities, such as breakdowns, natural disasters, terrorist attacks and acts of sabotage. The Company also is exposed to environmental risks. Most of the Company's

insurance policies do not cover losses resulting from events of force majeure, such as natural disasters, terrorist attacks and sabotage. The Company, in line with the customary practice followed by companies in the sector in which it does business, has contracted insurance for the most significant losses, although there are others among those mentioned above that are not covered by the policies.

In addition, the Company's insurance policies are subject to annual review by the insurers. It cannot be guaranteed that the policies will be renewed or that such renewal will be on similar or favourable terms.

If the Company suffers a serious uninsured loss, or losses significantly exceeding its insurance policies, the resulting costs could have a material adverse effect on the Company's business, financial status or operating results.

Also, certain intragroup insurance contracts require that Iberdrola, S.A. be the owner of at least 50% of the share capital of IBERDROLA RENOVABLES, in order for the latter to be covered by the corresponding policy. If the interest of Iberdrola, S.A. in the Company is reduced below 50%, the Company would have to secure a new policy. It cannot be guaranteed that such policies could be secured on similar conditions.

9. IBERDROLA RENOVABLES financial support of Group companies in the United States

The Company's activities in the United States, including the supply and construction of equipment, PPAs, institutional investment structures and natural gas purchase and sale activities, often require the Company to guarantee the obligations assumed by virtue of those activities. Generally it is necessary for the Company to extend a guarantee as the parent company, or for a United States subsidiary with sufficient credit qualification to guarantee performance of the referenced obligations.

In turn, the Company also demands guarantees, letters of credit, bonds or cash from third parties to cover counterparty risks. If the United States subsidiaries do not have access to this financial support, it could make it more difficult to operate in the United States. Therefore, the Company's business, financial status and results of operations could be negatively affected.

10. Risks relating to non-payment by customers and enforcement of certain contractual provisions

The agreements for purchase and sale of energy that the Company has entered into in the jurisdictions in which such agreements are legally permissible, for example the United States or United Kingdom, for the most part are long-term agreements. The Company cannot guarantee that customers, the counterparties in the referenced agreements, will satisfy their contractual obligations to the Company, that these customers in the future will not be involved in bankruptcy or liquidation proceedings during the

terms of the agreements, or that the solvency of these customers will be sufficient to cover the Company's losses in the event of breach thereof.

Significant and generalised non-payment by customers of the Company, or the fact that they could be insolvent or in bankruptcy, could have a material adverse effect on the Company's business, financial status or operating results.

11. Risks associated with harm to the natural environment and population

The Company is subject to a series of safety and environmental protection regulations in the countries in which it operates.

Some aspects of the Company's activities entail certain risks, including the start-up and maintenance of aerogenerators and thermal generation facilities and storage of natural gas. Similarly, certain products used or generated in the Company's operations may involve various real or potential risks.

The Company is also subject to different regulations intended to control hazardous activities and land use, prevent and control pollution and protect wildlife and the environment. Such regulations require that the Company obtain administrative authorisations for construction of facilities and the implementation of environmental and health and safety programmes and risk control procedures, as well as to operate and close those sites, and could increase the costs and lengthen the time needed to start up the facilities, and aggravate the difficulties associated with the business.

The Company's facilities may be affected by breakdowns or accidents that could lead to harm to employees or third parties. In addition, the facilities and employees of the Company could be affected by circumstances outside the ordinary course of the business, such as natural disasters, serious accidents or criminal acts, such as attacks, sabotage or terrorist acts. These circumstances could cause major damage to the Company's facilities and require large-scale repairs or replacement of expensive equipment, as well as hindering the attainment of revenues from those facilities. Such circumstances could also cause important damage to natural resources or to third-party property and cause harm to individuals, all of which could give rise to claims against the Company and its subsidiaries. The coverage provided by the insurance policies contracted by the Company may not be applicable or may be insufficient to cover the losses or liabilities arising from the above risks.

Similarly, the foregoing circumstances could generate environmental or health risks, pollution or different nuisances for nearby residents. The Company could be obliged to compensate the damages caused, repair environmental harm or close the facilities in order to comply with the environmental and safety regulations to which it is subject.

The environmental regulations, in some countries where the Company operates, including the United States of America, have strict liability provisions for emissions of environmental harmful substances.

A breach of the environmental regulations could be the subject of criminal penalties in certain jurisdictions, along with a breach of certain laws protecting migratory birds and endangered species in the United States.

Although the Company currently does not make significant environmental expenditures outside the ordinary course of its businesses, the need to make such expenditure in the future cannot be ruled out. In addition, the Company may have to incur expenses outside the ordinary course of its businesses to compensate environmental harm or damages of any other type that may be caused by its facilities or to repair the damage causes by accidents or acts of sabotage, all of which could have a material adverse effect on the business, financial situation or operating results of the Company.

12. Special regulatory supervision as a consequence of the activities of Iberdrola, S.A.

In June 2007, Iberdrola, S.A. reached an agreement for the acquisition of Energy East, a company providing integrated gas and electricity services in the north-east of the United States. As a consequence of said acquisition, the Company will be bound to abide by the rules of the FERC code of conduct in relation to the Company's operations with Energy East.

These rules mean that any operations carried out with Energy East will be subject to special supervision by the FERC. Likewise, it is likely that the energy produced by Energy East is consolidated with that produced by the Company in the periodic analysis of the energy market by the FERC.

In the event of the FERC considering that the combined result of the operations entails a controlling position in the market or in any other way represents barriers to entry in the market, the FERC could restrict the Company's capacity to set market prices in certain regional markets in the United States.

13. Dependence on senior managers and key employees

The Company depends on a management team with experience in Spain, the United States of America and the United Kingdom. Loss of certain key executives or one or more of the local managers could have a negative effect on the Company's operations. The Company's managers may terminate their agreements with the Company by giving prior notice, the term for which varies depending on the jurisdiction where they work. The key leading managers in the United States and in the United Kingdom have non-competition commitments to not reach agreements with the Company's clients, suppliers or employees following the completion of their employment contracts, for specific periods of time. Nevertheless, the Company cannot guarantee that it is going to be able to demand effective compliance with said commitments in the relevant jurisdictions.

The future development of the Company's business depends, among other factors, on its ability to retain and motivate key employees and attract qualified new employees. If the Company has difficulty in attracting and retaining necessary management and technical personnel, it could limit or delay the Company's progress, which could have a material adverse effect on the Company's business, financial status or operating results.

14. Risks associated with the shareholding structure of the Company

After admission to trading of the shares of the Company, it is contemplated that the interest of the Iberdrola, S.A. group in the share capital of IBERDROLA RENOVABLES will be 81.82% or, if the green shoe option is fully exercised, 80% of share capital. Therefore, Iberdrola, S.A. will exercise control over the Company.

As a result, Iberdrola, S.A. will be in a position to decide regarding matters requiring approval of the majority of shareholders, including distribution of dividends, election of the majority of the members of the Board of Directors (the body that adopts the principal decisions regarding the Company's business and appoints the Managing Director), changes in share capital and the adoption of articles and bylaws amendments. Iberdrola, S.A. also will be in a position to cause or prevent a change in control of the Company.

In addition, the interests of Iberdrola, S.A. may differ from the interests of the Company. If the interests of Iberdrola, S.A. are not the same as the interests of the Company, the Company may be disadvantaged. In this regard, Iberdrola, S.A. and IBERDROLA RENOVABLES have signed a master agreement on November 5, 2007 that, *inter alia*, establishes rules to delimit the respective spheres of action of the two companies (see Section IV.19.3 of this Prospectus. The purpose of these rules is to prevent and attempt to resolve possible conflicts of interest between them. Nonetheless it cannot be guaranteed that the master agreement will be appropriately implemented or that possible conflicts of interest arising with Iberdrola, S.A. will be resolved in the future.

15. Risks deriving from intragroup operations

Iberdrola, S.A. and IBERDROLA RENOVABLES regularly maintain intragroup relationships, consisting of construction, sale of goods and provision of various services between them. The master agreement of the two companies generally covers these intragroup transactions.

The master agreement provides that agreements already entered into by the two companies as of the effective date of the master agreement must be adapted to the provisions thereof within a term of six months. Also, all intragroup transactions under the master agreement must be at market prices.

In addition, the master agreement requires that related party transactions between IBERDROLA RENOVABLES and Iberdrola, S.A., the amount of which exceeds certain limits, must be approved by the Company's Board of

Directors. It also provides for the creation within the Board of an IBERDROLA RENOVABLES Related Party Transactions Committee. A part of its authority is reporting in advance on such related party transactions as must be approved by the Company's Board of Directors.

The master agreement will be in effect (i) for so long as Iberdrola, S.A. is the direct or indirect owner of a majority interest or (ii) for so long as more than half of the directors of IBERDROLA RENOVABLES have been appointed on nomination by Iberdrola, S.A.

In addition, the Company benefits from the right to use the trademark "*Iberdrola*", and to use that term in its business name and logo to differentiate its services from those provided by its competitors.

In this respect, the Company has signed an agreement for the licensing, assignment and management of trademarks and domain names with Iberdrola, S.A., by virtue of which the Company is granted a nonexclusive right to use the trademarks and domain names **"Iberdrola" y "ScottishPower"** to identify the renewables business as well as the complementary or accessory activities of the Company, indefinitely provided that the circumstances for termination of the framework agreement are not present, without prejudice to termination as provided in the licence, assignment and trademarks and domain names management agreement.

In the event of termination of the trademark license agreement due to a breach by the Company of its obligations under the aforementioned agreement or due to the aforementioned cause for termination, the Company would be required to change the name of its business and services. This could result in a loss of recognition of the trademark and a loss of customers, and could require that the Company use significant resources for advertising and marketing a new trademark. In addition, any negative publicity affecting Iberdrola, S.A. could significantly damage the reputation of the trademark, which could have a negative effect on the Company's business.

The Company also benefits from financing extended on market conditions by Iberdrola, S.A., its principal source of financing by means of short-term current accounts. In addition, the Company has signed a loan agreement on November [20] with Iberdrola, S.A. for a maximum sum of 2,000 million Euros with maturity in 2014, which can be drawdown in Euros, United States or Pounds Sterling, with the aim of re-financing the Company's debt with Iberdrola, S.A. It is envisaged that the Company will re-finance the sums owed in the current accounts on a quarterly basis. The sums owed for principal and interest under the current account agreements are payable in the case of termination at any time with 15 days' notice. On September 30, 2007, the balance of the current accounts with Iberdrola, S.A. amounted to 2,803.4 million Euros and the sum owed for principal and interest by the affiliate of the Company, Iberdrola Energías Renovables Castilla-La Mancha, S.A.U to Iberdrola, S.A. amounted to 377.1 million Euros. It cannot be guaranteed that Iberdrola, S.A. shall not terminate the current account agreements and claim payment of the outstanding balances, interest

and other related sums. Neither can it be guaranteed that the Company is going to be able to obtain resources in order to repay said amounts, nor that it is going to be able to finance its operations in progress.

Iberdrola, S.A. could cease to extend financing on market conditions to the Company. This could result in increased debt of the Company to third parties. Some of the Company's financing agreements contain acceleration clauses, which would be applicable if Iberdrola S.A. reduced its interest in the Company's capital or if the Company changed its corporate name or if the Company will cease to pay any of its obligations with other financial entities.

Termination by Iberdrola, S.A. of this financing on market conditions or the possible reduction of its interest in the Company could have a material adverse effect on the Company's business, financial status or results of operations.

16. Master Agreement with Iberdrola, S.A.

Pursuant to the Master Agreement signed with Iberdrola, S.A. (in this respect, see sections IV.19.3 and IV.19.4 of this Prospectus); Iberdrola, S.A. has exclusive global rights over the undertaking, operation and sale both of the assets and the companies, of activities related to the natural gas business. The Company has a non-exclusive right to operate in the gas sector in the United States of America in conformity with the terms set out in the business plan of PPM Energy Inc. and in accordance with the business plan which will be prepared by the Commission of Associated Operations and approved by the Board of Directors of the Company.

On the other hand, the Company has the obligation to inform Iberdrola, S.A. of any business opportunity in the gas market identified by the Company over which Iberdrola, S.A. will have a preferential right to evaluate and act in relation to said opportunity.

Amongst other issues, in the Master Agreement IBERDROLA RENOVABLES has declared that at present it is not undertaking the provision of engineering, consultancy and civil works installation services of electrical energy generation through renewable sources, nor does it have the intention in the future of undertaking activities with third parties outside the IBERDROLA RENOVABLES Group; these activities are carried out within the IBERDROLA Group by Iberinco.

It cannot be assured that the potential conflicts of interest that could arise with Iberdrola, S.A. are going to be favourably resolved for the Company or that the Company is going to be able to act in relation to potential investment opportunities identified in the gas market, apart from the activities actively carried on.

17. Risks associated with judicial and administrative claims and proceedings

As is the case of any operating company, in the conduct of its ordinary business the Company has been and in the future may continue to be sued in connection with the business it conducts. For the same reason, it also could be subject to sanctioning administrative proceedings. These complaints could include environmental lawsuits, employee claims, claims deriving from personal injury or property damage arising from construction of the facilities, or proceedings brought by regulators or the tax authorities. If significant judicial or administrative disputes (including, inter alia, judicial or administrative disputes related to application of antitrust rules) were resolved unfavourably to the Company, that could have negative financial consequences for the Company, and also could affect its reputation. Section IV.20.8 of this Prospectus describes the main lawsuits that the Company is a party to.

The economic amount of all the litigation in progress with calculable amounts that the Company has knowledge of amounts to approximately 592.6 million Euros, of which some 490.75 million Euros would be covered by the indemnity agreement signed by Iberdrola, S.A. and IBERDROLA RENOVABLES and described in section IV.19.4 of this Prospectus. Nevertheless, most of the Company's lawsuits are of an indeterminate sum. Therefore, the preceding figure cannot be considered to be indicative of the maximum theoretical risk associated with the Company litigation in the case of all of these being settled in a manner that is unfavourable to its interests.

Of the litigation identified in section IV.20.8, the Company has made provision for the procedures relating to Iberdrola Energías Renovables de Castilla-La Mancha, S.A. Unipersonal, NA General Partnership and Enstor Waha for an overall amount of 367.81 million euros (despite part of said amount being covered by Iberdrola, S.A.'s indemnity obligation under the indemnity agreement).

18. Obligations to dismantle facilities and remove turbines

In some countries the Company, by regulatory provision or by contract, must dismantle the energy facility it operates and return the site upon completion of the term for operation that could entail the obligation to present guarantees in relation to the compliance with said obligations.

The Company believes that the costs of dismantling the facilities will be covered by the residual value of the dismantled equipment, but that cannot be guaranteed. Also, any significant increase in such costs could have a material adverse effect on the Company's business, financial status or results of operations.

e) **Risks associated with the Financial Information contained in the Prospectus**

1. **Difficulty of comparison of financial statements**

By virtue of the Restructuring Transaction the Company has incorporated within its consolidation the companies in the Scottish Power group that engage principally in activities of electricity generation from renewable energy sources, commencing operation as an integrated group starting on 3 October 2007.

Basically, these incorporations consist of Scottish Power Holdings Inc. (SPHI), a United States company which is a leader amongst the companies of that country, and the ten British companies that are involved with the undertaking and exploitation of wind farms in the United Kingdom and Ireland (the BRITISH WIND FARMS).

As a result of this integration, the Company, in its current configuration, has no historical financial statements. Therefore, only limited historical financial information is available for evaluation of the Company and its future prospects. Such prospects may be based on historical data (which do not include the companies included in the consolidation by virtue of the Restructuring Transaction) that are not comparable with future periods and are not indicative of the future results of operations, financial conditions and cash flows.

The historical financial information of IBERDROLA RENOVABLES contained in this Prospectus does not reflect what the operating results, financial status and cash flows of the Company would have been had the results of the companies in the Scottish Power group integrated into the IBERDROLA RENOVABLES Group during the periods affected by the financial information presented been included. As a result of this integration, the financial information presented may not be representative of the Company's operating results, financial status and cash flows.

2. **Unaudited pro-forma information**

The *pro-forma* financial information that has not been audited has been exclusively presented for informative purposes and is presented in consolidated form:

(i) the balance sheet and income statement of IBERDROLA RENOVABLES, SPHI and the BRITISH WIND FARMS at 31 December, 2006 as if the Restructuring Transaction had taken place on 1 January 2006; and

(ii) the balance sheet and the profit and loss account of IBERDROLA RENOVABLES, SPHI and the BRITISH WIND FARMS for the nine-month period ending at September 30, 2007 as if the Restructuring transaction had taken place on January 1, 2007.

For further details about the preparation of these *pro-forma* financial statements, see section IV 20.2 of this Prospectus.

The unaudited pro-forma financial information does not represent the real operating results of the Company or seek to carry out any projection for the Company's operating results in any future period or for the financial situation of the Company at any future date and reflects no adjustment for restructuring debts or the impact of potential synergies arising from the Restructuring Transaction.

Also, the unaudited pro-forma financial information corresponding to the year ended 31 December 2006 includes the last complete financial year of IBERDROLA RENOVABLES (the fiscal year coinciding with the calendar year) and of the companies incorporated in its consolidation by virtue of the Restructuring Transaction (which fiscal year, except in the case of the companies CeltPower Ltd and Morecambe, inactive during that period, runs from 1 April 2006 to 31 March 2007). To the extent that the financial information of these companies has not been adapted in the unaudited pro-forma financial information and that the information for the last complete fiscal year, both of IBERDROLA RENOVABLES and of the companies included in the IBERDROLA RENOVABLES scope of consolidation by virtue of the Restructuring Transaction does not cover the same period of 12 months, that information may not be indicative of the future consolidated results of the combined group, due to differences in the market, the climate and other conditions varying between the two periods of 12 months. The different financial years also limit the comparability between the current financial statements resulting from the Integration Transaction with the historical financial information of IBERDROLA RENOVABLES.

The unaudited pro-forma financial information at 30 September 2007 includes the interim nine month period between 1 January 2007 and 30 September 2007, both for IBERDROLA RENOVABLES and for the companies included in its scope of consolidation by virtue of the Restructuring Transaction. Therefore, the pro-forma financial information for the nine month period between 1 January 2007 and 30 September 2007 includes, except in the case of CeltPower Ltd., the same financial information of the companies included in the IBERDROLA RENOVABLES scope of consolidation by virtue of the Restructuring Transaction for the three month period ended 31 March 2007 as included in the unaudited pro-forma financial information for the year ended on 31 December 2006.

Also, no audit has been conducted of the balance sheet or of the income statement of IBERDROLA RENOVABLES and of the US and British companies included in its scope of consolidation by virtue of the Restructuring Transaction for the nine month period closed 30 September 2007 that was used to prepare the pro-forma financial information for that period.

Furthermore, the financial statements of the ten British companies incorporated within the IBERDROLA RENOVABLES scope of

consolidation by virtue of the Restructuring Transaction, which have been consolidated under IFRS principles when it comes to preparing the unaudited financial statements, were prepared in the past in accordance with the accounting principles of its country (UK GAAP). Likewise, the financial statements of the United States companies used for the preparation of the unaudited *pro-forma* financial statements have been prepared according to US GAAP and the pro-forma financial information includes certain IFRS adjustments and other pro-forma adjustments.

The consolidated financial information relating to the British companies and the particular financial statements of each one of these do not include certain central costs or structural costs, particularly, (i) the costs of developing the portfolio of projects and (ii) certain support service costs provided by companies from their groups and the holding companies of these firms which include financial, human resources, legal advice, computing support and office services and other administrative cost, which the Company does not consider to be material for these purposess. Therefore the Net Operating Cost entry does not include all of the costs associated with the business undertaken by British companies incorporated into the perimeter of IBERDROLA RENOVABLES by virtue of the Restructuring transaction during the periods presented and this may not be indicative of returns or results of future operations. Nevertheless, the IBERDROLA RENOVABLES Group would incur operating costs relating to said services in the future.

As a consequence of the foregoing, the unaudited pro-forma financial information should not be taken as an indicator of the future operating results of the IBERDROLA RENOVALES Group after incorporation therein of the companies included in the consolidation by virtue of the Restructuring Transaction, and investors are apprised of this circumstance.

3. Unaudited financial statements

IBERDROLA RENOVABLES was not required to and, therefore, did not prepare or approve consolidated annual financial statements for the 2004 fiscal year under IFRS, to the extent that Spanish accounting principles did not require that audited consolidated annual statements be presented because the Company was a part of the Iberdrola Group.

For their part, the figures in the consolidated balance sheet and profit and loss statement of the Company and its subsidiaries for the 2004 fiscal year, prepared in accordance with IFRS (International Financial Reporting Standards), included in the comparative column of the audited consolidated financial statements of the Company and its subsidiaries prepared in accordance with IFRS for the 2005 fiscal year have not been audited.

In addition, the IBERDROLA RENOVABLES consolidated financial statements for the nine month period closed on 30 September 2007 and the ones for the same period of 2006, prepared merely for comparative purposes, have not been audited.

4. **Non-existence of interim six-month financial statements of the US and British companies included in the IBERDROLA RENOVABLES scope of consolidation by virtue of the Restructuring Transaction**

The United States companies and the ten British companies included in the IBERDROLA RENOVABLES scope of consolidation by virtue of the Restructuring Transaction are not obliged to prepare and have therefore not prepared interim financial statements for the six months between 31 March and 30 September 2007, or for the same period of the previous year.

The interim financial information of those companies for the nine month period closed on 30 September 2007, to the extent that it has been used in preparing the pro-forma financial information for that period, is presented in section IV.20.2 of the Registration Document.

In any event, inasmuch as interim financial information has not been prepared for the previous year (that is, for the nine month period closed on 30 September 2006), it is not possible to compare those nine month periods for purposes of assessing any possible financial or operating trends of those companies.

2. **RISK FACTORS FOR THE SECURITIES BEING OFFERED AND/OR ADMITTED TO TRADING:**

(a) **Risk associated with the subsequent sale of shares**

The sale of a substantial number of shares of the Company on the market after implementation of the Public Offer, or a perception that such sale may occur, may negatively affect the market price of the Company's shares.

Subject to certain exceptions, which are described in section III.7.3 of this Prospectus, the Company, Iberdrola, S.A. and Iberdrola Generación, S.A. (Unipersonal) have committed to the Global Coordinators not to resolve to issue, issue, offer, pledge, sell, contract to sell, pledge, or in any other way dispose of or transfer, directly or indirectly, shares of the Company or securities convertible to, exercisable or exchangeable for shares of the Company, warrants or any other instruments that may give a right to subscribe or acquire shares of the Company until the passage of one hundred and eighty days after the date of admission to trading on the Spanish stock exchanges of the shares of the Company, unless they have express prior written authorisation to do so from the Global Coordinators, which may not deny such authorisation without justification.

(b) **Non-existence of a prior trading market for the shares**

Prior to their admission for trading on the stock exchanges, there has been no prior regulated market for trading of the Company's shares. The price of the shares subject to the Offer will be determined by the Company and the Global Coordinators based, inter alia, on economic and market conditions on the date the price is determined, the Company's revenues and profits, market price valuations of companies engaged in businesses similar to those

conducted by the Company, the current status of the Company's operations, its management, interest shown by potential investors and other factors deemed to be relevant. The Company cannot ensure that the Offer price will truly reflect the market price of the shares after the Offer, and cannot guarantee that an active market for trading of the Company's shares will exist or be maintained. If this market does not develop, the liquidity and market price of the Shares could be affected.

Subscribers who buy shares in the Company in the Offer may experience immediate dilution, reflecting the difference between the price per share paid in the Offer and the net book value per share resulting from the Offer. This net accounting value per share is calculated by means of the division of the particular funds of the Company into the total number of shares following the Bid and this will be less than the price per share paid by investors as the particular shareholder equity prior to the capital increase at historical cost.

By mutual agreement with the Global Coordinators, an Illustrative and Non-Binding Price Range of between 5.3 and 7.0 euros per share has been established for the shares in the Company subject to the Offer, which implies assigning to the Company a stock market capitalization for all its shares of between 17,910 and 23,655 million euros approximately, prior to the capital increase that is the purpose of the Public Offer for Subscription, and of between 22,388 and 29,568 million euros, approximately, after the said capital increase (in both cases without taking the green shoe purchase option into account). Based on the pro forma consolidated financial statements for the year ended 31 December 2006, prepared in accordance with IFRS (International Financial Reporting Standards), the Company's stock market capitalization equates to a PER of between 70.0x and 92.4x prior to the share capital increase under the Public Offer for Subscription and a PER of between 87.5x and 11.5x., following said capital increase.

For information purposes, the average PER on the Madrid Stock Exchange (IGBM) at 31 December 2006, was 15.04.

The Price Range has been established without any independent expert assuming responsibility for the valuation that this Price Range gives the shares of the Company. The said Price Range has been established using company valuation principles that are generally accepted by the market for transactions of this type and factoring in the characteristics and circumstances specific to the Company and to the current situation on the international financial markets.

(c) Risk associated with volatility of the price of the shares

Over recent years the stock markets in Spain and worldwide have experienced significant volatility in terms of the volume of trading and the quoted prices of securities. In many cases these were not related to the results of the companies whose shares were admitted for trading on those markets.

Economic and market conditions may adversely affect the price of the Company's shares. The price of the shares once admitted to trading may be volatile and significantly affected by various factors related to the Company, its competitors, general economic conditions or conditions specific to the market for trading in renewable energy.

In addition, the price of the shares may be affected by circumstances such as: (i) variations in the revenues and profits of the Company or its competitors over successive periods of time; (ii) news regarding competitors or companies engaging in similar activities or news regarding the renewable energy sector, including news regarding operating and financial results of these companies, or technological advances in the sector; (iii) negative publicity; (iv) news regarding changes in the shareholdings in the Company or in the Company's management team or key personnel; and (v) other external factors beyond the control of the Company.

(d) Dividend distribution policy

The Company proposes distributing, on the basis of the financial year staring at January 1, 2008, a dividend of between 20% and 25% of the consolidated net profit that can be attributed to the controlling company in each financial year. In any event, the future dividend distribution policy will be agreed at the Company's General Shareholders' Meeting on the proposal of the Board of Directors. The payment of dividends is subject to the a periodic review of the current performance of the IBERDROLA RENOVABLES Group, its growth strategy and the finance requirements associated with such strategy, as well as of the restrictions that may be imposed under any future finance agreements. Consequently, no guarantee can be given that the Company will pay dividends, or, if dividends are distributed, that the dividends paid will increase over time.

(e) Risks deriving from the fact that the shares of the Company are denominated in euros.

The shares of the Company are denominated in euros. Investors resident in countries with currencies other than the euro face additional risks related to fluctuation of the euro. The Company cannot assure those investors that its business or the price of the shares will not be affected by currency fluctuations.

(f) Risks associated with the possibility of foreign shareholders exercising preferential subscription rights

Under Legislative Royal Decree 1564/1989 of December 22, whereby the consolidated text of the Public Limited Companies Act (hereinafter, the "Public Limited Companies Act") was passed into law, the shareholders in the Company have a preferential subscription right in respect of the number of shares necessary for them to maintain the same percentage interest in the Company as they hold prior to any issue of new shares, except in cases of exclusion or termination of the same. However, shareholders in countries other than Spain may not have the opportunity to exercise these preferential subscription rights if they do not meet

the requirements established under Spanish Company Law or where legally permitted exemptions apply.

In particular, and unless the shares are registered under the U.S. Securities Act or an exemption to the said registration requirement exists, shareholders resident in the United States of America may not have the opportunity to exercise preferential subscription rights in respect of the shares in the Company in the future. The Company can guarantee neither that the said registration requirements will be satisfied or that exemptions to the said requirement making it possible for shareholders of the Company resident in the United States of America are available and will be applied. Should a shareholder resident in the United States of America or in another country other than Spain by unable to exercise their preferential subscription rights, their interest in the Company may be diluted.

g) Risks associated with the revocation of the Bid

It is envisaged that the Company shares are to be listed for trading on September 13, 2007. If the listing for official trading of the entirety of the shares of the Company on the Stock Exchanges of Madrid, Barcelona, Bilbao and Valencia and its inclusion in the Spanish Stock Exchange Interconnection System does not take place at 24.00 hours of Madrid on January 14, 2008, the Bid will be considered to be revoked, the Company will purchase the newly-issued shares from the shareholders that have subscribed and paid-out or acquired then in the Offer, undertaking the refund of the investors, along with the relevant legal interest.

This Prospectus establishes that the Company may withdraw its offer, postpone it, or temprarily or indefinitely suspend it at any time before the price is established for the Company's shares set to take place on 11 December 2007, and the Company need not provide any reason for doing so.

III. INFORMATION ON THE SECURITIES TO BE ISSUED - SHARE SECURITIES NOTE (ANNEX III OF COMMISSION REGULATION (EC) 809/2004 OF 29 APRIL 2004)

1. PERSONS RESPONSIBLE

(01) Identification of persons responsible for the Securities Note

Mr. Xabier Viteri Solaun, in her/his capacity as Chief Executive Officer, for and on behalf of IBERDROLA RENOVABLES, S.A. Unipersonal (hereinafter "**IBERDROLA RENOVABLES**", the "**Company**" or the "**Issuer**"), using the current authorisation granted for the purpose to her/him by the Board of Directors of the Company at its meeting of November 14, 2007, in exercise of the delegation conferred by the sole shareholder of the Company, Iberdrola, S.A. on the same date, assumes responsibility for the content of this note regarding the offered shares (hereinafter the "**Share Securities Note**"), the format of which is in accordance with Annex III of Commission Regulation (EC) 809/2004 of 29 April 2004.

Statement of persons responsible for the Share Securities Note

Mr. Xabier Viteri Solaun as representative represents that, after applying reasonable diligence to ensure that this is so, the information contained in this Share Securities Note is, to her/his knowledge, consistent with the facts and contains no omissions that could affect its content.

Representations of the Global and Managing Coordinating Entities

Banco Bilbao Vizcaya Argentaria, S.A. ("**BBVA**") (represented by Ms. Isabel Bermejo Rodríguez and Mr. Agustín Fernández Fernández, duly authorised for this purpose), in its capacity as Global Coordinator of the public offer for subscription of shares of the Company (the "**Public Offer for Subscription**" or the "**Offer**") and Lead Manager of the Retail and Employee Tranche, as well as the Spanish Tranche for Qualified Investors;

Credit Suisse Securities (Europe) Limited ("**Credit Suisse**") (represented by Ms. Michelle Hill, duly authorised for this purpose), in its capacity as Global Coordinator of the Offer and Lead Manager of the International Tranche;

J.P. Morgan Securities Limited ("**JPMorgan**") (represented by Mr. Manuel Esteve Herreros, duly authorised for this purpose), in its capacity as Global Coordinator of the Offer and Lead Manager of the International Tranche;

Merrill Lynch International ("**Merrill Lynch**") (represented by Mr. Javier Oficialdegui, duly authorised for this purpose), in its capacity as Global Coordinator of the Offer and Lead Manager of the International Tranche;

Morgan Stanley [& Co. International plc] ("**Morgan Stanley**") (represented by Mr. Javier de Busturia, duly authorised for this purpose), in its capacity as Global Coordinator of the Offer and Lead Manager of the International Tranche;

Santander Investment, S.A. ("**Santander Investment**") (represented by Mr Mr. Ignacio Bastarrica Escala and Mr. Andrés Campos Calvo-Sotelo, duly authorised for this purpose), in its capacity as Lead Manager of the Retail and Employee Tranche, as well as the Spanish Tranche for Qualified Investors;

state that they have made the comparisons that, in accordance with generally accepted market criteria, have been reasonably necessary to verify that the information contained in this Share Securities Note regarding the terms and conditions of the Offer and the rights and obligations of the shares subject to the Offer is not false, nor are relevant data required by applicable legislation omitted.

2. RISK FACTORS

See section "1.2. Risk Factors for the Securities Offered and/or Admitted to Trading" in section II (Risk Factors) of this prospectus (the "**Prospectus**").

3. KEY INFORMATION

(01) Statement regarding working capital

IBERDROLA RENOVABLES believes that the working capital currently available to the Company, together with the working capital it expects to generate in the next twelve months, is sufficient to meet the Company's current obligations as they fall due over the coming twelve months. To calculate the working capital, the Company has taken into account the cash and cash equivalents on the balance sheet (including that generated in the capital increase that is the subject matter of the Offer), plus the cash flow generated by its operations.

In section IV.10.1 of the Registration Document of this Prospectus the status and history of the Company's working capital over the last three years are explained.

Capitalisation and indebtedness

The table below sets forth the principal figures of consolidated capital and reserves and the indebtedness of the Company (i) at 30 of September 2007; (ii) the adjustments resulting from the capital increases agreed by the Company on October 3, 2007 and November 5, 2007, in the context of the Re-structuring Operation (see section IV.19.1 of this Prospectus) and (iii) the adjustments resulting from the capital increase agreed by the Company used for this Public Offering, assuming a price of 6.15 Euros per share as the mean point of the indicative price band described in section 5.3.1 of this Note on the Shares; and (iv) the final total following the adjustments. The following information has not been audited, nor has it been approved by the management bodies of the Company.

(in millions of Euros)	Iberdrola Renovables at September 30, 2007	Adjustments Restructuring transaction	PO capital increase adjustments (1)	Total
Liquid assets	**- 121.7**	**-255.6**	**-5.076.2**	**-5.453.5**
Current financial indebtedness	**2,945..5**	**719.9**	**0**	**3,665.4**
Debt with interest with group companies	*2,803.4*	*549.7*	0	**3,353.1**
Financial debt	*142.1*	*170.2*	0	**312.3**
Non-current financial indebtedness	**942.4**	**229.5**	0	**1,171.9**
Debt with interest with group companies	*377.1*	*22.8*	0	**399.9**
Financial debt	*565.3*	*206.7*	0	**772.0**
Financial indebtedness	**3,887.9**	**949.4**	0	**4,837.3**
Net financial indebtedness (2)	**3,766.2**	**693.8**	**-5,076.2**	**-616.2**
Capital instruments with financial liability characteristics	**0.0**	**550.6**	0	**550.6**
Net Equity of the controlling Company	648.4	5,976.9	**5,076.2**	**11,701.5**
Minority interests	76.9	28.8	-	**105.7**
Total Net Equity	**725.3**	**6,005.7**	**5,076.2**	**11.807.2**
Total Capitalization	**4,491.5**	**7,250.1**	**0**	**11,741.6**

(1) Income from the Offer, with reference to the mid point of the indicative price range after deductiong the expenses of the Offer detailed in section 8 of the Securities Note

(2) Does not include the financial derivatives for 11 million euros, which would reduce the net financial debt to 3,755. million euros on 30/09/2007 and, therefore, to -627.3 million euros in total.

With the exception of the foregoing, at 30 September 2007 to the date of registration of this Prospectus with the CNMV, there have been no significant changes in the information contained in the foregoing table.

<u>**Interest of natural and legal persons involved in the issue/Offer**</u>

BBVA is Global Coordinator of the Offer and Lead Manager of the Retail and Employee Tranche, as well as the Spanish Tranche for Qualified Investors. The Company and certain of its subsidiaries have bank accounts with BBVA. In addition, BBVA has provided bank guarantees for some subsidiaries of the IBERDROLA RENOVABLES Group, although these are generally counterguaranteed by Iberdrola, S.A. BBVA is also a participant in loans and credits extended to certain subsidiaries of the IBERDROLA RENOVABLES Group. Interest rate swap agreements have been

concluded to hedge the interest rates on these loans and credits with BBVA as the counterparty

In addition, a Portuguese subsidiary of IBERDROLA RENOVABLES regular invests its cash surpluses with BBVA.

Credit Suisse is Global Coordinator of the Offer and Lead Manager of the International Tranche. Credit Suisse is counterparty to PPM Energy Inc. ("PPM"), a U.S. subsidiary of IBERDROLA RENOVABLES, in certain contracts for the purchase and sale of gas and electricity in bilateral agreements and on organised markets. Credit Suisse also holds preference shares in C. Rokas, S.A., a Greek subsidiary of IBERDROLA RENOVABLES, representing more than 20% of the total number of preference shares issued, as well as ordinary shares representing 0.05% of ordinary share capital.

JPMorgan is Global Coordinator of the Offer and Lead Manager of the International Tranche. In the United States of America, the holding company of JP Morgan, JPMorgan Chase & Co (or other companies of its group): (i) acts as counterparty to PPM in certain contracts for the purchase and sale of gas and electricity in bilateral agreements and on organised markets; (ii) is a participant, as a tax equity investor, in contracts with PPM (Aeolus I and II) that provide financing for the wind farms that form part of the Aeolus projects (described in more detail in section 6.1.1. below); (iii) is PPM's agent in the transactions its makes on the New York Mercantile Exchange (NYMEX) and IntercontinentalExchange (ICE); (iv) has contracted gas storage in facilities belonging to a subsidiary of PPM; (v) makes investments on behalf of PPM on the money markets and (vi) is the provider of the credit cards used by PPM and (vii) is the banking institution responsible for the cash management of the affiliate companies of PPM. In this respect, the operation covers the opening of accounts, placement of surpluses and credit line for the granting of bank warranties.

Merrill Lynch is Global Coordinator of the Offer and Lead Manager of the International Tranche. In the United States of America, Merrill Lynch acts as counterparty to PPM in certain contracts for the purchase and sale of gas and electricity in bilateral agreements and on organised markets and has contracted gas storage in facilities belonging to a subsidiary of PPM.

Morgan Stanley is Global Coordinator of the Offer and Lead Manager of the International Tranche. In the United States of America, Morgan Stanley acts as counterparty to PPM in certain contracts for the purchase and sale of gas and electricity in bilateral agreements and on organised markets and is a participant, as a tax equity investor, in contracts with PPM (Aeolus I and II) that provide financing for the wind farms that form part of the Aeolus projects (described in more detail in section 6.1.1 below). Morgan Stanley also advised the Company in relation to the disposal of PacifiCorp. The Company has also entered into currency swap agreements with Morgan Stanley. Likewise, Morgan Stanley owns ordinary shares in C. Rokas, S.A. representing more than 2% of ordinary share capital.

Santander Investment is Lead Manager of the Retail and Employee Tranche, as well as of the Spanish Tranche for Qualified Investors. The Company and some of its subsidiaries hold bank accounts with the parent company of Santander Investment, Banco Santander, S.A. In turn, Banco Santander provided bank guarantees for some subsidiaries of the IBERDROLA RENOVABLES Group, although these are generally

counterguaranteed by Iberdrola, S.A. In addition, Banco Santander, S.A. is a participant in loans and credits extended to certain subsidiaries of IBERDROLA RENOVABLES. Interest rate swap agreements have been concluded to hedge the interest rates on these loans and credits with Banco Santander, S.A. as the counterparty. In addition, both Portuguese subsidiaries of IBERDROLA RENOVABLES regularly invest their cash surpluses with Banco Santander, S.A. Furthermore, the Company is currently negotiating a line of guarantees for certain U.S. subsidiaries of IBERDROLA RENOVABLES with Banco Santander, S.A.

Bilbo Bizkaia Kutxa and Caja de Ahorros de Valencia, Castellón y Alicante, BANCAJA, both of which are the Principal Underwriting Entities for the Retail and Employee Tranche, are significant shareholders in Iberdrola, S.A. with interests of 7.747% and 6.033% in its share capital respectively, and each has proposed the appointment of an independent director to the Board of Directors of Iberdrola, S.A. Bilbo Bizkaia Kutxa also has in interest in the capital of Norbolsa, S.V., S.A., Underwriter for the Spanish Tranche for Qualified Investors.

Caja de Ahorros de Murcia, the Main Insuring Institution of the Retail Tranche and for Employees, is a shareholder of Iberdrola, S.A. the holder of a 1% stake in its share capital. Likewise, Caja de Ahorros de Murcia has a 50% stake in the capital of the company, Energías Renovables de la Región de Murcia, S.A., and the remaining 50% of the share capital is owned by IBERDROLA RENOVABLES. Mr. Carlos Egea Krauel, director of IBERDROLA RENOVABLES representing a major shareholder proposed by Iberdrola, S.A., is the Managing Director of Caja de Ahorros de Murcia and Chairman of the Board of Directors of Energías Renovables de la Región de Murcia, S.A.

Caja de Ahorros de Salamanca y Soria (Caja Duero); the Main Insuring Institution of the Retail Tranche and for Employees, is a shareholder of Iberdrola, S.A. holding a 0.8% stake in its share capital. Mr Julio Fermoso García, director of IBERDROLA RENOVABLES representing a major shareholder proposed by Iberdrola, S.A., is the Chairman of Caja de Ahorros de Salamanca y Soria (Caja Duero).

Caja de Ahorros de Castilla La Mancha, the Main Insuring Institution of the Retail Tranche and for Employees, is a shareholder of Iberdrola, S.A. being the holder of a 0.69% stake in its share capital. Mr. Juan Pedro Hernández Moltó, a director of IBERDROLA RENOVABLES, representing a major shareholder proposed by Iberdrola, S.A., is the Chairman of Caja de Ahorros de Castilla La Mancha.

Aside from the interests described above, the Company is not aware of the existence of any significant relationship or economic interest whatever between IBERDROLA RENOVABLES and the entities that have participated in a Offer and are listed in section 10.1 of this Share Securities Note, except as regards the strictly professional relationship maintained by the Company with its auditors of accounts and, as regards the Offer, the relationships it maintains with the financial and legal advisors listed in the aforesaid section 10.1.

Reasons for the Offer and use of proceeds

It is envisaged that the funds raised in the capital increase related to the Public Offer for Subscription will initially be used to reduce the Company's debt with Iberdrola, S.A.,

although the ultimate purpose of the capital increase is to fund the Company's expansion plan. The Company also envisages that the Public Offer for Subscription will help it: (i) to expand the shareholding base of the Company so that it achieves the breadth necessary for official admission to trading of the shares of the Company on the Madrid, Barcelona, Bilbao and Valencia stock exchanges and their inclusion within the Exchange Interconnection System (Continuous Market); (ii) to give the Company access to the capital markets (including debt instruments), which eventually could facilitate obtaining future financing; and (iii) to strengthen the prestige, transparency and brand image of the Company as a result of status as a listed company.

4. INFORMATION CONCERNING THE SECURITIES TO BE OFFERED/ADMITTED TO TRADING

4.1 A description of the type and the class of the securities being offered and/or admitted to trading, including the ISIN (International Security Identification Number) or other such security identification number

The securities issued are common shares of the Company of 0.50 euros par value each, of a single class and series, giving their holders full voting and dividend rights.

The ISIN Code of the shares presently in circulation is ES0147645016.

The National Agency for Numbering Securities (Agencia Nacional de Codificación de Valores Mobiliarios), an agency under the National Securities Market Commission (Comisión Nacional del Mercado de Valores) (hereinafter "**CNMV**"), will assign an ISIN Code to identify the shares subject to this Public Offer for Subscription at the time of registration of the Prospectus for the Offer with the CNMV. Nevertheless, the shares object of the Offer will have their ISIN Code comparable with that of the Company shares presently in circulation prior to the start of the trading on the Stock Exchanges and the Stock Exchange Interconnection System.

4.2 Legislation under which the securities have been created. Indication of whether the securities are in registered or bearer form and whether the securities are in certificated or book-entry form. In the latter case, name and address of the entity in charge of making the book entries.

It is contemplated that the shares of the Company subject to this Offer will be represented by book entries and entered in the corresponding accounting registers maintained by Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores, S.A.U. ("**Iberclear**"), with domicile in Madrid, Plaza de la Lealtad número 1, and its authorised affiliated participants (hereinafter the "**Affiliated Participants**").

Currency of the securities issue

The shares of the Company are denominated in euros (€).

A description of the rights attached to the securities, including any limitations of those rights, and procedure for the exercise of those rights

The holders of the shares that are being issued will have the rights and obligations inherent in their status as shareholders, as set out in the Corporations Act and in the

IBERDROLA RENOVABLES articles and bylaws. Subscribers for the shares will acquire status as shareholders of the Company when those shares are registered in their names in the accounting records of Iberclear and the Affiliated Participants.

In particular it is worth noting the following rights, on the terms contemplated in the articles and bylaws:

- **Dividend right:**

  - Fixed date(s) on which the right arises

  The offered shares will give the right to participate in dividends that are resolved to be distributed starting on the date on which IBERDROLA RENOVABLES declares it subscribes and pays out the capital increase object of the Bid which is contemplated for 12 December, 2007.

  - Time limit after which entitlement to dividend lapses and an indication of the person in whose favour the lapse operates

  The income produced by the shares may be collected in the manner to be announced in each case, the statute of limitations on the right to collect being as provided in article 947 of the Commercial Code, that is five years. The beneficiary of the statute of limitations will be the Company.

  - Dividend restrictions and procedures for non-resident holders

  The Company is not aware of the existence of any restriction on collection of dividends by non-resident shareholders, without prejudice to the applicable withholding for Non-Resident Income Tax, as described in section III.4.5 "(a.1.1) "Investment Income" below.

  - Dividend rate or method of its calculation, regularity and cumulative or non-cumulative nature of payments

  The issued shares, like the other shares comprising share capital, are all common shares and therefore are not entitled to a minimum dividend. Therefore, the dividend entitlement on those shares will only arise as from the time the General Shareholders Meeting or, if applicable, the Board of Directors of the Company resolves to distribute the company's profits to the shareholders.

- **Right to share in the issuer's profits**

  The shares issued in connection with the Offer that is the subject matter of this Share Securities Note confer upon their holders the right to share in the Company's profits, on the same terms as the other shares of the Company.

- **Information rights**

  The IBERDROLA RENOVABLES shares confer upon their holders the right to information as specified, on a general basis, in article 48.2 d) of the Corporations Act and, in particular, in article 112 thereof. They also enjoy the rights that, as special instances of the right to information, are specified in detail in the articles

of the Corporations Act in relation to amendment of the articles and bylaws, capital increases and reductions, approval of the annual financial statements, issue of convertible or non-convertible debentures, transformation, merger and split-up, dissolution and liquidation of the Company and other corporate acts or transactions.

- **Rights of attendance, voting and challenge of corporate resolutions**

The shares issued give their subscribers the right to attend and vote at the General Shareholders Meeting and to challenge the corporate resolutions approved thereat on the same conditions as the rest of the Company's shareholders, in accordance with the general rules established in the Corporations Act, in the IBERDROLA RENOVABLES articles and bylaws and in the Company's General Shareholders Meeting Regulations.

As provided in the Company's articles and bylaws, all shareholders holding any number of shares may attend the General Shareholders Meetings, provided that their shares are registered in the corresponding book entry accounting register of any of the Affiliated Participants in IBERCLEAR, five days prior to the holding of the meeting. Those attending must have the corresponding attendance card provided by the referenced Affiliated Participants, or the document that in accordance with law shows that they are shareholders.

Each share gives the right to one vote, with no limitation on the maximum number of votes that may be exercised by each shareholder or by companies belonging to the same group, in the case of legal persons.

Each shareholder having the right to attend may be represented at the General Meeting by another person, even if not a shareholder, in the manner contemplated in the articles and bylaws and the General Meeting Regulations.

- **Pre-emptive subscription rights and free assignment of security subscription offers of the same class**

As provided in the Corporations Act, all shares of the Company give their holders the right of pre-emptive subscription in capital increases with the issue of new shares (common, preferred or otherwise) and in the issue of convertible debentures, absent exclusion of the pre-emptive subscription right pursuant to article 159 of the Corporations Act.

Also, all shares of the Company give their holders the right of free assignment recognised in the Corporations Act itself, in the event of capital increases against reserves.

- **Right to share in any surplus in the event of liquidation**

The shares of IBERDROLA RENOVABLES give their holders, in the event of liquidation of the Company, the right to participate in the corporate assets remaining after satisfaction or deposit of the amount of the Company's debts.

- **Redemption clauses**

  Not applicable.

- **Conversion clauses**

  Not applicable.

In the case of new issues, statement of the resolutions, authorisations and approvals by virtue of which the securities have been and/or will be created or issued

Iberdrola, S.A., in its capacity as sole shareholder of the Company, decided on November 14, 2007, to proceed with a capital increase of IBERDROLA RENOVABLES for the sum of 422,406,490 Euros, by means of the issue of 844,812,980 new shares (of which 768,011,800 shares constitute the initial volume of the Subscription Policy and 76,801,180 additional shares will be subscribed by Iberdrola Generación S.A. (Unipersonal) with the aim of granting the *green shoe* option) and, to that end, it authorises the Board of Directors, under the provisions of article 153.1.a) of the Corporations Act, to set the terms, conditions and other characteristics of that Public Offer for Subscription in terms of that not expressly provided for by the sole shareholder. Also, as is typical in such transactions, Iberdrola, S.A. authorised the Company's Board of Directors to provide that, in the case of incomplete subscription, share capital could be declared to have been increased by the amount of the subscriptions actually made, and to redraft the corresponding article of the articles and bylaws related to share capital. To make the Public Offer for Subscription possible, Iberdrola, S.A. has waived its pre-emptive right to subscribe the new shares subject to the capital increase.

For its part, the Board of Directors of IBERDROLA RENOVABLES, at its meeting of November 14, 2007, delegated the setting of the remaining terms and conditions of the capital increases in the initial object of the Public Offer for Subscription with the exception of the type of issue. The Delegated Executive Commission has been empowered to set this.

Likewise, Iberdrola, S.A., in its status as sole shareholder of the Company, decided on November 5, 2007, to request the listing for trading of the shares of IBERDROLA RENOVABLES on the Stock Exchanges of Madrid, Barcelona, Bilbao and Valencia and on the Stock Exchange Interconnection System (Continuous Market), with the Board of Directors of the Company being empowered for the undertaking of said decision. The Board of Directors of IBERDROLA RENOVABLES adopted an identical resolution at its meeting of the same date.

In the case of new issues, the contemplated date of issue of the securities

Regarding the new shares to be issued under this Offer, it is contemplated that the issue of the shares will take place not later than December 12, 2006 (the deadline when it is expected that the capital increase that is the subject matter of this Prospectus will be declared to be closed), as specified in section 5.01.8 below in this Share Securities Note.

Description of any restrictions on the free transferability of the securities

There are no restrictions on the free transferability of the shares.

An indication of the existence of any mandatory takeover bids and/or squeeze-out and sell-out rules in relation to the securities

There is no special regulation governing mandatory takeover bids for shares of the Company, except as deriving from the regulations regarding public offers for acquisition contained in the Securities Market Act , with the amendments introduced by Act 6/2007 of 12 April 2007 amending the system for public offers for acquisition and transparency of issuers, by virtue of which the Spanish legal system is adapted to Directive 2004/25/EC of the European Parliament and of the Council of 21 April 2004, and Royal Decree 1066/2007, of July 27, on the regime concerning takeover bids, both in effect from 13 August 2007. These regulations will affect the shares of the Company from the time they are admitted for trading on the Madrid, Barcelona, Bilbao and Valencia stock exchanges.

There has been no other Public Offer for Acquisition of the Company's shares.

As regards the country of origin of the issuer and the country or countries in which the offer is being made or listing will be sought:

- **Information on taxes on the income from the securities withheld at source**

SPAIN

There follows a general description, in accordance with the prevailing Spanish legislation (including its regulatory implementation) as at the date of approval of this Share Securities Note of the tax treatment of the acquisition, ownership and, if applicable, subsequent transfer of the securities that are offered.

It must be taken into account that this analysis does not explicitly address all possible tax implications of the aforesaid operations or the tax regime applicable to all categories of shareholders, some of which (such as, for example, financial entities, collective investment entities, cooperatives, "income-allocation entities" [entidades en atribución de rentas], etc.) may be subject to special rules. Nor does this description take into account the tax regimes in force in the historic local charter territories of the Basque Country and Navarre, nor the laws approved by the various regional governments that, with respect to certain taxes, may apply to the shareholders.

Therefore, investors and potential investors are advised to consult their attorneys or tax advisors, who will be able to give them personalised advice in view of their specific circumstances. Investors and potential investors must also be mindful of such changes as may occur in the future in the legislation currently prevailing or in the interpretation of that legislation.

Indirect taxation on the acquisition and transfer of the securities

The acquisition and, if applicable, later transfer of the offered securities will be exempt from Transfer Tax and Stamp Duty (Impuesto sobre Transmisiones Patrimoniales y Actos Jurídicos Documentados) and from Value Added Tax (Impuesto sobre el Valor

Añadido), on the terms contemplated in article 108 of the Securities Market Act and related provisions of the laws governing those taxes.

Direct taxation arising from ownership and subsequent transfer of the securities

Shareholders resident in Spain

This section analyses the tax treatment applicable to shareholders who are the beneficial owners of the offered securities of the Company, including those who have residence in Spain as well as non-resident taxpayers subject to the Income Tax on Non-Residents (Impuesto sobre la Renta de no Residentes; hereinafter "**ITnR**") who operate through a permanent establishment in Spain, and natural person shareholders with residence in other European Union Member States (except in territories classified as tax havens) and to ITnR taxpayers who opt to be taxed under the Personal Income Tax (Impuesto sobre la Renta de las Personas Físicas; hereinafter "**PIT**"), according to the provisions of article 46 of the consolidated text of the ITnR Act.

Status as shareholders resident in Spain is considered to be held, for these purposes, without prejudice to the provisions of the Treaties for the avoidance of Double Taxation (hereinafter "**Treaties**") signed by Spain, by entities resident in Spanish territory according to article 8 of the consolidated text of the Spanish Corporate Income Tax Act (texto refundido de la Ley of the Impuesto sobre Sociedades; hereinafter "**CTCITA**") approved by Royal Legislative Decree 4/2004 of 5 March 2004, and the natural persons who have their habitual residence in Spain, within the meaning of article 9.1 of Act 35/2006 of 28 November 2006, on the Personal Income Tax and partial amendment of the laws governing the Corporate Income Tax, Income Tax on Non-Residents and Wealth Tax (hereinafter la "**PIT Act**"), as well as residents abroad how are members of Spanish diplomatic missions, Spanish consulates and other official offices, on the terms of article 10.1 of the said law. Spanish tax residence status will likewise apply to natural person shareholders who, having discontinued their tax residence in Spain, evidence their new tax residence in a tax haven, both for the tax period in which the change of residence takes place and for the ensuing four tax periods.

In the case of natural persons who acquire their tax residence in Spain as a result of their relocation to Spanish territory, they may choose to pay PIT or ITnR during the period in which the change of residence took place and the five ensuing periods provided the requirements of article 93 of the PIT Act are satisfied.

(a) INDIVIDUALS

(a.1) Personal Income Tax

(a.1.1) Investment income

According to article 25 of the PIT Act, income from investment securities is considered to include, inter alia, dividends, general meeting attendance premiums, the income arising from the establishment or assignment of rights or powers of use or enjoyment of the securities subject to the Offer and, in general, the distributions of IBERDROLA RENOVABLES profits, as well as any other benefit received from the said company owing to one's status as shareholder.

Investment income obtained by shareholders as a result of ownership of the offered securities will be included in the net amount obtained by deducting, if applicable, the administration and custody expenses from the gross amount, in the savings tax base for the year in which such income was payable to the recipient, and will be taxed at the fixed rate of 18%, with no deduction for avoidance of double taxation.

Nevertheless, according to section y) of article 7 of the PIT Act, an exemption from PIT, subject to a limit of 1,500 euros per year, will apply to dividends, general meeting attendance premiums and shares in the Company's profits, as well as to income obtained from any type of asset, except the grant of bonus shares, which pursuant to the articles of association or to a decision by the corporate bodies entitle the shareholder to share in the Company's profits.

The indicated exemption will not apply to dividends on securities acquired within the two months prior to the date the dividends are paid if, after that date, within the same term, there is a transfer of securities of the same kind.

The shareholders, in general, will also be subject to a withholding on account of the PIT of 18% of the full amount of the profits distributed. The withholding will be deducted from the final assessment payable in respect of that tax and, if the latter is insufficient, the taxpayer will be entitled to the refunds provided for in article 103 of the PIT Act.

(a.1.2) Capital gains and losses

Changes in the net worth of PIT taxpayers that arise as a result of a change in the assets and liabilities will give rise to capital gains or losses which, in the case of transfer for valuable consideration of the issued securities, will be quantified according to the negative or positive difference, respectively, between the purchase price of the securities and their sale price, which will be determined according to (i) their official trading quotation on the date of the sale or (ii) the price agreed for the sale if higher than the official quotation.

With respect to the foregoing, the acquisition value of the shares for tax purposes and for purposes of future transfers by employees that are allotted shares as a part of the Employee Tranche will be the Retail Price of the Offer.

Both the acquisition price and the transfer price will be increased or decreased, respectively, by the expenses and taxes inherent in such transactions.

Capital gains or losses arising as a result of transfers of the shares by the shareholders will be included in their respective savings tax bases for the year in which the change in net assets takes place, taxed at the fixed rate of 18% regardless of the holding period during which the gains or losses were generated.

Lastly, certain losses arising from transfers of subscribed securities will not be computed as capital losses if securities of the same kind have been acquired during the period between two months before and two months after the date of the transfer which originated the loss.

(a.2) Wealth Tax

Shareholders who are natural persons with residence in Spain according to article 9 of the PIT Act are subject to the Wealth Tax (Impuesto sobre el Patrimonio, hereinafter "**WT**") for the whole of their net worth as at 31 December of each year, regardless of the place where the assets are located or where the related rights may be exercised. Without prejudice to the specific regulations approved, where such is the case, by each regional government, Act 19/1991 of 6 June 1991 for these purposes establishes an exemption threshold of 108,182.18 euros for 2007 and a tax scale with marginal rates running from 0.2% to 2.5%.

The obligation to file a return will exist in respect of this tax if the taxpayer's tax base is above the exempt minimum referred to above or, even if this circumstance is not fulfilled, the value of the taxpayer's properties and rights is higher than 601,012.10 euros in 2007. In this regard, those natural persons with tax residence in Spain who acquire offered securities and are obliged to file a WT declaration must declare the shares they hold at 31 December of each year, which will be computed according to the average quotation for the fourth quarter of that year. The average quotation is published each year by the Ministry of Economy and Finance.

(a.3) Inheritance and Gift Tax

Transfers of shares for valuable consideration or (by way of inheritance or gift) to natural persons with residence in Spain are subject to the Inheritance and Gift Tax (Impuesto sobre Sucesiones y Donaciones, hereinafter "**IGT**") on the terms set forth in Act 29/1987 of 18 December 1987. The person liable for this tax is the one who acquires the securities, without prejudice to such specific laws and regulations as may have been approved by each regional government. The tax rate applicable to the net tax base ranges between 7.65% and 34%; once the full tax charge has been determined, a series of multipliers is applied. They depend on the pre-existing net worth and the degree of kinship of the transferee. These multipliers may eventually give rise to an actual tax rate of between 0% and 81.6% of the tax base.

(b) TAXPAYERS UNDER THE CORPORATE INCOME TAX

(b.1) Dividends

Taxpayers liable for the Corporate Income Tax (Impuesto sobre Sociedades, hereinafter "**CIT**") or those who, while subject to the ITnR, operate in Spain through a permanent establishment, will include in their tax base the full amount of dividends or shares in profits received as a result of ownership of the securities they have subscribed, as well the expenses inherent in the equity interest, in the manner provided in article 10 et seq. of the CTCITA, generally paying tax at a rate of 32.5% for tax periods beginning on or after 1 January 2007, and at a rate of 30% for those beginning on or after 1 January 2008.

If none of the events of exclusion provided for in article 30 of the CTCITA applies, taxpayers liable for this tax will be entitled to a deduction of 50% of the full tax charge on the tax base comprised of the dividends or shares in profits obtained. In this regard, the tax base is considered to be the full amount of such dividends and profit shares.

The above deduction will be 100% when, provided the rest of the requirements specified in the law are fulfilled, the dividends or profit shares come from a direct or indirect equity interest of 5% or more, and provided that interest has been held on an uninterrupted basis during the year preceding the date on which the profit distribution is payable or, in default thereof, that it be maintained during the time needed to complete the year.

CIT taxpayers will be subject to a withholding on account of the said tax of 18% of the full amount of the profit distributed, unless they qualify for one of the withholding exemptions provided for in the applicable laws and regulations. Notable amongst those exemptions is the possibility of applying the deduction for double taxation of 100% of the dividends received, in which case no withholding will be applied. The withholding applied will be deductible from the CIT charge payable and, if the latter is less than the withholding, the deductions provided in article 139 of the CTCITA will apply.

(b.2) Income on the transfer of the securities

The gain or loss arising from transfer of the shares for valuable consideration or by way of gift, or from any other change in net worth relating to the shares, will be included in the tax base of CIT taxpayers, or ITnR taxpayers who operate through a permanent establishment in Spain, in the manner set forth in articles 10 et seq. of the CTCITA, generally paying tax at a rate of 32.5% for tax periods beginning on or after 1 January 2007, and at a rate of 30% for those beginning on or after 1 January 2008.

In addition, on the terms provided in article 30.5 of the CTCITA, the transfer of shares by taxpayers subject to this tax may give the transferor a right of deduction for double taxation, and, if applicable, may qualify them for the deduction for reinvestment of extraordinary profits, according to the provisions of article 42 of the CTCITA, in respect of the part of the income that did not benefit from the deduction, provided that the requirements of the article are satisfied.

Lastly, in the event of acquisition of the shares free of charge by a CIT taxpayer, the income generated for the latter will likewise be taxed according to the rules of this tax, the IGT not being applicable.

Shareholders not resident in Spain

This section analyses the tax treatment applicable to shareholders not resident in Spain who are the beneficial owners of the securities, excluding those who operate in Spain through a permanent establishment and those who opt to be taxed as residents in Spain according to the arrangements described in section (b.1) above.

Status as non-resident shareholders applies to natural persons who are not PIT taxpayers and entities not resident in Spain according to the terms of article 6 of the consolidated text of the Income Tax on Non-Residents Act (texto refundido de la Ley of the Impuesto sobre la Renta de no Residentes, hereinafter "**CTITnRA**") approved by Royal Legislative Decree 5/2004 of 5 March 2004.

The tax rules described below are of a general nature. Therefore, the specific circumstances of each taxpayer must be taken into account, along with the provisions that may apply under the Treaties entered into by other countries and Spain.

(a) INCOME TAX ON NON-RESIDENTS

(a.1) Investment income

Dividends and other income arising from an equity interest in a company obtained by natural persons or entities not resident in Spain that operate for these purposes without a permanent establishment therein will be liable for the ITnR at the general tax rate of 18% of the gross amount received. Nevertheless, an exemption applies to the dividends and profit shares mentioned in section (a.1.2) above that are obtained, without a permanent establishment in Spain, by natural persons with tax residence in the European Union or countries or territories with which there is an effective exchange of tax information, subject to a limit of 1500 euros, computable during each calendar year. That exemption will not apply to income obtained through countries or territories officially classified as tax havens.

In addition, and as a general rule, the Company will apply an 18% withholding on account of the ITnR at the time the dividend is paid.

Nevertheless if, due to the tax residence of the payee, a Treaty to which Spain is a party or an internal exemption applies, the lower tax rate, if any, specified in the Treaty or the exemption will apply to income of this kind, upon prior demonstration of the shareholder's tax residence in the manner established in the applicable laws and regulations. For these purposes, there currently is a special procedure approved by the 13 April 2000 Order of the Spanish Ministry of Economy and Finance for applying withholdings to non-resident shareholders at the rate applicable in each case, or for non-application of the withholding, if the payment process involves financial entities domiciled, resident or represented in Spain that are custodians or manage the collection of the income on those securities.

In accordance with these rules, at the time the dividend is distributed the Company will apply withholding to the gross dividend amount at the 18% rate and transfer the net amount to the custodians. Such custodians as, in turn, demonstrate in the specified manner their customers' entitlement to application of lower rates or to exemption from withholding (for which purpose the customers must give the custodian, before the 10th day of the month following the dividend distribution month, a certificate of tax residence issued by the competent tax authority of their country of residence, with an express indication, where such is the case, that the investor is a resident within the meaning of the applicable Treaty; or, in those cases in which a tax limit applies under the Treaty that is implemented via an Order establishing the use of a specific form, the said form instead of the certificate) will immediately receive, for payment to the customers, the excess amount withheld. The certificate of residence mentioned above is valid, for these purposes, for one year after its issue date.

If an exemption applies or, by virtue of a Treaty, the withholding rate is less than 18%, and the shareholder was not able to demonstrate its tax residence within the time limit given for that purpose, the shareholder may file an application with the tax administration for refund of the excess withholding subject to the procedure and using the form provided for in the Ministerial Order of 23 December 2003. Shareholders are advised to consult with their advisors as to the procedure to follow in each case in order to request the refund from the Spanish tax administration.

The procedure set forth in the Order of the Spanish Ministry of Economy and Finance of 13 April 2000 that is described above will not apply as regards dividends or profit shares that, subject to a limit of 1,500 euros, are exempt from the ITnR on the terms indicated above. In this case, the Company will apply, at the time the dividend is paid, an 18% withholding on account of the ITnR, and the shareholder, if applicable, will have the right to file a request with the tax administration for refund of any excess withholding subject to the procedure set forth in the Ministerial Order of 23 December 2003.

In all events, once the relevant ITnR withholding has been applied or the exemption has been recognised, the non-resident shareholders will not be obliged to file an ITnR return in Spain.

(a.2) Capital gains and losses

According to the CTITnRA, capital gains obtained by non-resident natural persons or entities without a permanent establishment in Spain on transfer of securities, or any other capital gain relating to such securities, will be subject to tax under the ITnR. In particular, capital gains arising from the transfer of shares will be taxed under the ITnR at the 18% rate, unless an internal exemption or a Treaty signed by Spain applies, in which case the provisions of the said Treaty will apply.

In addition, by application of internal Spanish law, the following capital gains will be exempt:

(i) Those arising from sale of the shares on official Spanish secondary securities markets, obtained without a permanent establishment by natural persons or entities resident in a country with which Spain has signed a Treaty with an exchange of information clause, provided they have not been obtained through countries or territories officially classified as tax havens.

(ii) Those arising from transfer of the shares obtained without a permanent establishment by natural persons or entities resident in a European Union Member State or by permanent establishments of those residents located in another European Union Member State, provided they have not been obtained through countries or territories officially classified as tax havens. The exemption does not extend to capital gains arising from the transfer of shares or rights of an entity if (i) the assets of the entity primarily consist, directly or indirectly, of real estate located in Spain, or (ii) at any time during the twelve months prior to the transfer the taxpayer directly or indirectly held 25% or more of the capital or net assets of the issuer company.

The capital gain or loss will be calculated and subject to tax separately for each transfer, with no setoff being allowed of gains and losses on different transfers. Their quantification will be done applying the rules of article 24 of the CTITnRA.

According to the CTITnRA, capital gains obtained by non-residents without the involvement of a permanent establishment will not be subject to withholding or advance payment on account of the ITnR.

Non-resident shareholders will be required to file a return and, if applicable, determine and pay the corresponding tax obligation. The return and payment may also be made by the shareholder's tax representative in Spain or the custodian or manager of the shares, subject to the procedure and using the form provided in the Ministerial Order of 23 December 2003.

If an exemption applies, be it under Spanish law or a Treaty, non-resident investors must demonstrate their entitlement to such exemption by submitting a certificate of tax residence issued by the competent tax authority of their country of residence (which must expressly indicate that the investor is resident within the meaning of the applicable Treaty) or the form provided for in the Order implementing the applicable Treaty. The said certificate of residence is valid, for these purposes, for one year after its issue date.

(b) WEALTH TAX

Without prejudice to the provisions of the Treaties signed by Spain, the WT will apply to natural persons who do not have their habitual residence in Spain as provided in article 9 of the PIT Act and who as at 31 December of each year own property located in Spain or rights that may be exercised or are to be fulfilled in Spain. Such properties and rights will be the only ones taxed in Spain under the WT, without any reduction being made to the exempt minimum as specified in section (a.2) above, and applying the general scale for the tax, with marginal rates ranging between 0.2% and 2.5% for 2007.

In any event, the position of Spanish authorities is that the shares of a Spanish company should be considered property located in Spain for tax purposes.

In the event they are subject to the WT, the securities owned by non-resident natural persons and listed for trading on an official Spanish secondary securities market are computed at the average quotation for the fourth quarter of each year. The said average quotation is published each year by the Ministry of Economy and Finance for the purposes of this tax. The tax is applied by means of the self-assessments that must be filed by the taxpayer, or by the taxpayer's tax representative in Spain or the custodian or manager of the taxpayer's shares in Spain, subject to the procedure and using the form provided in the Ministerial Order of 23 December 2003.

Non-resident shareholders are advised to consult with their attorneys or tax advisors regarding the terms upon which the WT is to be applied in each specific case.

(c) INHERITANCE AND GIFT TAX

Without prejudice to the provisions of the Treaties to which Spain is a party, acquisitions for valuable consideration by natural persons not resident in Spain, regardless of the residence of the transferor, will be subject to the IGT if the acquisition involves properties located in Spain or rights that may be exercised or are to be fulfilled in Spain. In any event, the position of Spanish authorities is that the shares of a Spanish company should be considered property located in Spain for tax purposes.

Companies not resident in Spain are not subject to this tax and the income they obtain by way of consideration will generally be taxed as capital gains according to the ITnR

rules described above, without prejudice to the provisions of such Treaties as may apply.

Non-resident shareholders are advised to consult with their tax advisors on the terms upon which the IGT is to be applied in each specific case.

UNITED KINGDOM

The summary that follows is based on the tax legislation of the United Kingdom and on the procedures of HM Revenue and Custom in force on the date of publication of this Prospectus. This description provides general guidelines for certain types of investors and does not constitute an exhaustive analysis of all tax consequences deriving from the acquisition, ownership, and, where applicable, transfer of shares in the Company under United Kingdom Law. It is not intended to constitute, nor should be considered to constitute, tax or legal advice. Shareholders that have any doubts as to their tax position or are subject to jurisdiction in a country other than the United Kingdom should consult a personal tax advisor.

Expect where otherwise indicated, this summary covers only the principal tax consequences in the United Kingdom deriving from the ownership of shares in the Company for shareholders that (a) are residents or (in the case of capital gains tax) habitual residents of (and only of) the United Kingdom for tax purposes (although it should be remembered that special regulations, which are not described here, may apply to shareholders who are not domiciled in the United Kingdom) and (b) do not have a branch, agency or permanent establishment in Spain that is connected with the ownership of shares in the Company.

Furthermore, this summary (a) only looks at the tax implications for shareholders who are the beneficial owners of the shares and own the said shares as investments, and does not look at the tax implications that could be applicable for other types of owners, including, for example, securities agents or shareholders that have (or are deemed to have) acquired their shares by virtue of their office or employment and (b) assumes that the shareholder if not a company that directly or indirectly controls a percentage interest equal to or more than ten per cent of the voting rights in the Company.

(a) Capital gains tax

The sale of shares in the Company by an individual shareholder who is a resident or habitual resident of the United Kingdom may give rise to a taxable capital gain or a loss that is deductible for the purposes of capital gains tax. Individual shareholders who cease to be a resident or habitual resident of the United Kingdom for a period of less than five years and sell their shares in the Company during this period of time may, in application of anti-abuse legislation, remain subject to capital gains tax upon their return to the United Kingdom (subject to any exemptions or tax breaks that may apply).

Legal entities that own shares in the Company (and are residents or habitual residents of the United Kingdom) may apply certain tax deductions to reduce the amount of the capital gain recorded on the sale of the shares subject to capital gains tax, provided that the entity in question has owned the shares for at least one year, in the case of assets linked to its business activity, or at least three years, in the case of assets not linked to its business activity.

The sale of shares in the Company by shareholder that is a legal entity resident in the United Kingdom may give rise to a taxable capital gain or a loss that is deductible for the purposes of capital gains tax.

Shareholders that are legal entities resident in the United Kingdom are entitled to a deduction for inflation that will reduce any capital gains obtained insofar as (in general terms) such gains have arisen as a result of inflation. This deduction for inflation may reduce the amount of the capital gain subject to capital gains tax but may not be used to create deductible losses.

(b) Taxation of dividends

Holders of shares in the company that are resident in the United Kingdom, or are business owners or professionals active in the United Kingdom through a branch, agency or permanent establishment and have used or acquired the shares for the purpose of their business or profession or for the said branch, agency or permanent establishment, shall, as a general rule and depending on the individual circumstances of each shareholder, by subject to United Kingdom Income Tax or Company Income Tax (as applicable), on the gross value of the dividends received from the Company as a result of their ownership of ordinary shares, without taking into account for such purposes the value of any tax withholding that may have been applied to the said dividends in Spain.

The section relating to taxation in Spain included in this section 4.10 contains more information on the tax withholding applicable in Spain to the dividends paid by the Company.

Shareholders that are legal entities resident in the United Kingdom and are subject to United Kingdom Income Tax at a rate not exceeding the basic rate of taxation shall be subject to Income Tax on income deriving from dividends at the ordinary rate of taxation for this type of income (10% in 2007 and 2008). Individual shareholders resident in the United Kingdom that are subject to United Kingdom Income Tax at the maximum rate shall be subject to Income Tax on income deriving from dividends at the maximum rate established for this type of income (32.5% in 2007 and 2008).

(c) Stamp Duty Reserve Tax ("SDRT")

Stamp Duty Reserve Tax will be payable neither on the issue of the shares nor on the sale of shares, provided that the deed of sale is not executed in the United Kingdom and is not related to a property located in the United Kingdom or with any other asset or transaction that is concluded or may be concluded in the United Kingdom.

SDRT will be payable neither on the issue nor on any agreement for the sale of the shares.

(d) Inheritance Tax

United Kingdom Inheritance Tax may be payable following the death of a shareholder or, in certain circumstances, as a result of a gift made by the said shareholder, provided that this shareholder is an individual domiciled or considered to be domiciled in the United Kingdom. For Inheritance Tax purposes, the sale of shares at below the market

price may be considered to be a gift, and special tax rates may apply to those gifts on which the giftor retains a certain profit.

- **Indication as to whether the issuer assumes responsibility for the withholding of taxes at source**

The Company, as issuer and payer of the income that may arise from ownership of the securities, accepts responsibility for making the applicable tax withholdings in Spain in accordance with the applicable laws and regulations.

5. TERMS AND CONDITIONS OF THE OFFER

(01) Conditions, offer statistics, expected timetable and procedure for subscription of the Offer

5.01.1. Conditions to which the Offer is subject.

The Offer is not subject to any condition. Nevertheless, the Offer is subject to the events of withdrawal and revocation described in section 5.01.4 below.

5.01.2. Total amount of the issue/Offer, distinguishing between securities offered for sale and those offered for subscription; if the amount is not fixed, description of the agreements and the time the definitive amount of the Offer will be announced to the public

The initial overall nominal amount of the Offer (without including the shares corresponding to the green shoe purchase option referred to in section 5.2.5 below), is 384,005,900 euros, divided into 768,011,800 new common shares of 0.50 euros par value each.

The overall initial nominal value of the Offer may be increased if the Global Coordinators exercise the green shoe subscription option that Iberdrola Generación, S.A. (Unipersonal) contemplates granting to them on the terms described in section 5.2.5 below, for 76,801,180 newly-issued shares, with a par value of 0.50 euros each, together representing a nominal amount of 38,400,590 euros which said entity will subscribe and pay out on December 12, 2007 in the context of the capital increase of IBERDROLA RENOVABLES object of this Offer, in which case the overall nominal amount of the Offer may reach a maximum of 422,406,490 euros, comprised of a total of 844,812,980 shares.

The number of shares comprising the initial subject matter of the Offer represents approximately 18.18% of the share capital of IBERDROLA RENOVABLES, assuming full subscription of the capital increase underlying the Offer. That may be increased up to 20% of the share capital of the Company if the green shoe purchase option referred to in section 5.2.5 below is fully exercised.

The percentage of share capital of IBERDROLA RENOVABLES to be issued by virtue of this Offer was set at 20% of the share capital of the Company resulting from the same with the aim of meeting the requirements deriving from the United States tax regulations in order to conserve the tax neutrality of the Restructuring transaction of the United States affiliates of the Company (described in section IV.19.1 hereinbelow).

If the *green shoe* subscription option is not exercised, Iberdrola Generación, S.A. (Unipersonal) will study the most suitable formula for promoting an increase in the number of shares in the hands of shareholders outside the Iberdrola Group by means of the sale by Iberdrola Generación, S.A. (Unipersonal) of shares in IBERDROLA RENOVABLES of its ownership in the number necessary so that said percentage is equivalent to 20% of the share capital of IBERDROLA RENOVABLES (excluding, where applicable, the possible treasury shares related to the coverage for share incentive schemes) for the purpose of achieving a broader distribution of the shares of IBERDROLA RENOVABLES, and so increase the liquidity of the said shares. This initiative shall be taken, at any event, within one year of the date of the admission for trading of the shares in IBERDROLA RENOVABLES, even though, in the event that market conditions allow Iberdrola Generación, S.A. (Unipersonal) to obtain a price no lower than the Offer Price, and provided that the placement could be undertaken in an orderly manner and in a prudential period, the sale of shares of IBERDROLA RENOVABLES would take place on the basis of which said conditions arise and once six months have passed from the date of listing.

5.01.3. The time period, including any amendments, during which the Offer will be open and description of the application process

Procedure for distribution of the Retail Subtranche

Distribution of the Retail Subtranche will consist of the following phases, described in greater detail below:

Action	Date
Signature of the Underwriting Intention Protocol and Distribution Commitment for the Retail and Employee Tranche	21 November 2007
Registration of the Prospectus with the CNMV	22 November 2007
Beginning of the Term for Presentation of Subscription Orders Beginning of the Term for Revocation of Subscription Orders	23 November 2007
End of the Term for Presentation of Subscription Orders Establishment of the Maximum Retail Price Signature of the Underwriting and Distribution Agreement for the Retail Subtranche	3 December 2007
Public Offer Term: Beginning of the Term for Binding Subscription Applications	4 December 2007
End of the Term for Binding Subscription Applications End of the Term for Revocation of Subscription Orders	7 December 2007

Action	Date
Final allocation of shares to the Retail and Employee Tranches Performance of the proration	Before 11 December 2007
Establishment of the Retail Price	11 December 2007
Issue of public deed of execution and closure of the share capital increase, registration in the Company Register of Madrid, and the deposit of authorised copies of the deed in Iberclear, CNMV and the Bolsa de Madrid stock exchange. Allotment of shares to investors ("Dated of the Operation")	12 December 2007
Admission to official trading	13 December 2007
Settlement of the Offer ("**Settlement Date**")	17 December 2007
End of the stabilisation period	12 January 2008

Notwithstanding the foregoing, the Term of the Offer may be reduced or increased by decision of the Company, after nonbinding consultation with the Global Coordinators, at any time until establishment, if any, of the Maximum Retail Price, which will be notified to the CNMV by material disclosure not later than the working day following the adoption of the decision. In any such case the foregoing schedule will be adjusted, advancing or delaying the various milestones contemplated therein.

- **Procedure for making applications**

  Applications may be made:

  - From 8:30 a.m. Madrid time on 23 November 2007 until 2:00 p.m. Madrid time on 3 December 2007, both inclusive (within the opening hours established by each entity) (the "**Term for Presentation of Subscription Orders**"), by presentation of Orders ("**Orders**"). Such Orders will be revocable, in whole but not in part, until 2:00 p.m. Madrid time on 7 December 2007 (within the opening hours established by each entity).

  - From 8:30 a.m. Madrid time on 4 December 2007 until 2:00 p.m. Madrid time on 7 December 2007, both inclusive (within the opening hours established by each entity) (the "**Term for Binding Subscription Applications**"), by presentation of irrevocable Subscription Applications ("**Applications**").

- **General rules applicable to Orders and Applications**

  Both Orders and Applications will comply with the following rules:

  (i) They must be presented exclusively to one of the Underwriters of the Retail Subtranche or, if applicable, their respective Related Distributors, as listed

in section 5.4.1 below in this Share Securities Note. Any change occurring in the identity of these entities will be the subject matter of information in addition to this Share Securities Note, published in the same manner as the Prospectus was published. The investor must open a current account and a securities account with the entity to which it presents its Order or Application, if it does not hold them in advance. The opening and closing of the accounts must be free of expenses and fees for the investor. As regards the expenses deriving from maintenance of such accounts, the indicated entities may apply the fees contemplated for that purpose in their respective fee schedules.

(ii) They must be presented in writing and signed by the interested investor (hereinafter the "**Applicant**") on the corresponding form that the Underwriter or Related Distributors must supply. No Order or Application will be accepted unless it includes all of the Applicant's identifying information as required by applicable legislation for this kind of transaction (first and last names or corporate name, address and taxpayer identification number (N.I.F.) or, in the case of non-residents of Spain that have no taxpayer identification number, passport number and nationality). In the case of Orders or Applications made in the name of minors, the taxpayer identification number of the minor must be stated or, if the minor has none, the minor's date of birth and the taxpayer identification number of the legal representative, without implying assignment of the taxpayer identification number of the representative to the application for purposes of control of the number of Orders or Applications made on a co ownership basis, or control of the investment maximum described in this Share Securities Note.

(iii) In the handwriting of the Applicant, they must reflect the amount in euros the Applicant wishes to invest, which amount (absent revocation, in the case of Orders) will be applied to acquisition of shares at the Retail Price set after the Term for Binding Subscription Applications. It will nonetheless be acceptable for the amount to be mechanically imprinted, provided that that is done by the investor and the investor so confirms by an additional written signature thereon.

(iv) The Orders and Applications for the Retail Subtranche also may be sent by Internet through those Underwriters and Related Distributors that are willing to accept Orders and Applications sent in this manner, and have sufficient means of ensuring the security and confidentiality of the corresponding transactions. In this regard:

- The Applicant will comply with the rules for access and contracting via the Internet established by the Underwriter, and the latter in turn will be responsible for the authenticity and integrity of the Orders and Applications sent by that means, and will guarantee the confidentiality and filing of such Orders and Applications.

- The Applicant, before proceeding to contract for the shares, may access the information regarding the Offer, in particular the Prospectus, via the Internet. If the Applicant decides to access the share contracting page, the entity must assure itself in advance that the

Applicant has filled in a field that ensures that it has had access to the Prospectus and the summary including this Prospectus as Chapter I (hereinafter the "**Summary**").

- Thereafter the Applicant will access the share contracting page of the Company, where it will enter its Order or Application, the amount of which in euros may not be less than or greater than the minimum and maximum amounts established in the Prospectus. The Applicant also will have the option to revoke the Orders it has made on the same terms as revocations of orders placed physically at the branches of the Underwriters for the Retail Subtranche (or related distributors, if applicable). Such revocations must be total and not partial. Finally, the Applicant must enter the securities account number in which it wishes to have the subscription of shares of the Company entered, and the cash account to which it wishes to have the corresponding amount charged. If the Applicant has more than one cash and/or securities account opened with the Underwriter (or related distributor, if applicable), it must choose one of them. If the Applicant does not have any of such accounts with the Underwriter (or related distributor, if applicable), it must arrange for it on the terms established by that entity. Once the order is entered in the system, the system must allow the investor to obtain a confirmation of that order, containing the date and time thereof. The confirmation must be susceptible of printing on paper.

  The Underwriters that accept Orders and Applications using this means have confirmed in writing in the Underwriting Intent Protocol and Distribution Commitment for the Retail Subtranche both the sufficiency of the resources used by those entities or their Related Distributors, if applicable, to ensure the security and confidentiality of the transactions using this means, and their commitment to indemnify the Applicants for any damage they may suffer as a result of breach by such entities or their Related Distributors, if applicable, of the conditions set forth in the Underwriting Intent Protocol and Distribution Commitment for the Retail Subtranche for the processing of Orders and Applications using such means.

- As regards the foregoing, the following entities will offer the possibility of processing Orders and Applications via the Internet:

  - BBVA.
  - Banco Español de Crédito, S.A.
  - Caja de Ahorros y Monte de Piedad de Madrid.
  - Caja de Ahorros de Valencia, Castellón y Alicante, Bancaja
  - Banco Popular Español, S.A..
  - Bankinter, S.A.

- Bilbao Bizkaia Kutxa, Aurrezki Kutxa eta Bahitetxea (BBK).
- Caixa d'Estalvis i Pensions de Barcelona ("la Caixa").
- Confederacón Española de Cajas de Ahorro (CECA)
- Caja de Ahorros de Castilla-La Mancha.
- Caja de España de Inversiones, C.A.M.P.
- Banco de Finanzas e Inversiones, S.A. (Fibanc Mediolanum).
- Banco Guipuzcoano, S.A.
- Banco Pastor, S.A.
- Banco Sabadell, S.A.
- Caja de Ahorros Municipal de Burgos.
- -Caja Laboral S. Coop. de Crédito.
- Caja de Ahorros y Monte de Piedad de Navarra (CAN).
- Caja de Ahorros de Vitoria y Álava-Araba Eta Gasteiz Aurrezki Kutxa (Caja Vital).
- Caja de Ahorros y Monte de Piedad de Zaragoza, Aragón y Rioja (Ibercaja).
- Gaesco Bolsa, Sociedad de Valores, S.A.
- Caja de Ahorros y Monte de Piedad de Gipuzkoa y San Sebastián-Gipuzkoa eta Donostiako Aurrezki Kutxa.
- Renta 4 S.V., S.A.
- Uno-E Bank, S.A.
- Open Bank Santander Consumer, S.A.
- Arcalia Patrimonios, A.V., S.A.
- Banco de Andalucía, S.A.
- Banco de Castilla, S.A.
- Banco de Vasconia, S.A.
- Banco de Galicia, S.A.
- Banco dé Crédito Balear, S.A.

- Bancopopular-e.com, S.A.
- Caja de Ahorros de la Inmaculada de Aragón.
- Caixa d'Estalvis de Girona.
- Caixa d'Estalvis Comarcal de Manlleu.
- Caixa d'Estalvis de Terrassa.
- Caixa d'Estalvis Laietana.
- Caixa d'Estalvis de Manresa.
- Caja de Ahorros y M.P. de Ontinyent.
- Caixa d'Estalvis del Penedès.
- Caixa d'Estalvis de Sabadell.
- Caixa d'Estalvis de Tarragona.
- Caja de Ahorros de Galicia.
- Caja General de Ahorros de Canarias.
- Caja de Ahorros de Santander y Cantabria.
- Caja de Ahorros y M.P. del Círculo Católico de Obreros de Burgos.
- Caja de Ahorros de Ávila.
- M.P. y Caja General de Ahorros de Badajoz.
- Caja de Ahorros y M.P. de Extremadura.
- Caja de Ahorro Provincial de Guadalajara.
- Caja Provincial de Ahorros de Jaén.
- Caja General de Ahorros de Granada.
- Caja de Ahorros de La Rioja.
- M.P. y Caja de Ahorros San Fernando de Huelva, Jerez y Sevilla.
- Caja de Ahorros y M.P. de Segovia.
- Caja de Ahorros y M.P. de Córdoba.

- Caja de Ahorros de Asturias.
- Caja de Ahorros de Pollença.
- Caja Insular de Ahorros de Canarias.
- Caja de Ahorros y M.P. de las Baleares.
- ACA Valores, S.V., S.A.
- CAI Bolsa, S.V. S.A.
- Ahorro Corporación Financiera, S.V. S.A.
- Banco Madrid, S.A.
- Norbolsa S.V.B., S.A.
- ING Direct NV (Sucursal en España).

(v) The Orders and Applications for the Retail Subtranche also may be submitted by telephone through those Underwriters that are willing to accept Orders and Applications submitted in this manner, after having signed an agreement with the Applicant by means of which the latter accepts an identification system consisting of at least a password that allows knowing and verifying the identity of the Applicant. In this regard:

➢ The Applicant will comply with the rules for access and contracting by telephone established by the Underwriter or Distributor (or related distributor, if applicable), and the latter in turn will be responsible for the authenticity and integrity of the Orders and Applications placed in that way, and will guarantee the confidentiality and filing of such Orders and Applications which will be made up of the recording of the conversations with the investors

➢ The Applicant, before requesting shares of the Company, must have had the Prospectus and the Summary available to it. If the Applicant indicates that it has not read it, it will be advised how to obtain it, and if it does not wish to do so, the information contained therein will be discussed with the Applicant.

➢ Thereafter, the Applicant will respond to each of the sections contemplated in the model Order or Application in its written form. The amount of the Order or Application may not be less than or greater than the minimum and maximum limits set in this Prospectus. The Applicant also will have the option to revoke the Orders it has made on the same terms as revocations of orders placed physically at the branches of the Underwriters for the Retail Subtranche (or related distributors, if applicable). Such revocations must be total and not partial. Finally, the Applicant must specify the securities account number in which it wishes to have the subscription of shares of the

Company entered, and the cash account to which it wishes to have the corresponding amount charged. If the Applicant has more than one cash and/or securities account opened with the Underwriter (or related distributor, if applicable), it must choose one of them. If the Applicant does not have any of such accounts with the Underwriter (or related distributor, if applicable), it must arrange for it on the terms established by that entity.

- The Underwriters that accept Orders and Applications using this means have confirmed in writing in the Underwriting Intent Protocol and Distribution Commitment for the Retail Subtranche both the sufficiency of the resources used by those entities or their Related Distributors, if applicable, to ensure the security and confidentiality of the transactions using this means, and their commitment to indemnify the Applicants for any damage they may suffer as a result of breach by such entities or their Related Distributors, if applicable, of the conditions set forth in the Underwriting Intent Protocol and Distribution Commitment for the Retail Subtranche for the processing of Orders and Applications using such means.

- As regards the foregoing, the following entities will offer the possibility of processing Orders and Applications by telephone:

  - Banco Español de Crédito, S.A.
  - Caja de Ahorros y Monte de Piedad de Madrid.
  - Caja de Ahorros de Valencia, Castellón y Alicante, Bancaja.
  - Banco Popular Español, S.A.
  - Bankinter, S.A.
  - Bilbao Bizkaia Kutxa, Aurrezki Kutxa eta Bahitetxea (BBK).
  - Confederación Española de Cajas de Ahorros (CECA).
  - Caja de Ahorros de Castilla-La Mancha.
  - Caja de Ahorros de Salamanca y Soria (Caja Duero).
  - Caja de España de Inversiones, C.A.M.P.
  - Banco Espírito Santo, S.A., Sucursal en España.
  - Banco de Finanzas e Inversiones, S.A. (Fibanc Mediolanum).
  - Banco Guipuzcoano, S.A.
  - Banco Pastor, S.A.
  - Banco Sabadell, S.A.

- Barclays Bank, S.A.
- Caja de Ahorros Municipal de Burgos.
- Caja Laboral S. Coop. de Crédito.
- Caja de Ahorros y Monte de Piedad de Navarra (CAN).
- Caja de Ahorros de Vitoria y Álava-Araba Eta Gasteiz Aurrezki Kutxa (Caja Vital).
- Caja de Ahorros y Monte de Piedad de Zaragoza, Aragón y Rioja (Ibercaja).
- Gaesco Bolsa, Sociedad de Valores, S.A.
- Consulnor Servicios Financieros, Sociedad de Valores, S.A.
- Caja de Ahorros y Monte de Piedad de Gipuzkoa y San Sebastián-Gipuzkoa eta Donostiako Aurrezki Kutxa.
- Renta 4 S.V., S.A.
- Banca March, S.A.
- Caja de Ahorros del Mediterráneo.
- Banco Inversis Net, S.A.
- Uno-E Bank, S.A.
- Open Bank Santander Consumer, S.A.
- Banco de Valencia, S.A.
- Arcalia Patrimonios, A.V., S.A.
- Mercavalor Sociedad de Valores, S.A.
- Banco de Andalucía, S.A.
- Banco de Castilla, S.A.
- Banco de Vasconia, S.A.
- Banco de Galicia, S.A.
- Banco de Crédito Balear, S.A.÷
- Bancopopular-e.com, S.A.
- Popular Bolsa S.V.B.

- Popular Banca Privada S.A.
- Caja de Ahorros de la Inmaculada de Aragón.
- Caixa d'Estalvis de Girona.
- Caixa d'Estalvis Comarcal de Manlleu.
- Caixa d'Estalvis de Terrassa.
- Caixa d'Estalvis Laietana.
- Caixa d'Estalvis de Manresa.
- Caja de Ahorros y M.P. de Ontinyent.
- Caixa d'Estalvis del Penedès.
- Caixa d'Estalvis de Sabadell.
- Caixa d'Estalvis de Tarragona.
- Caja de Ahorros de Galicia..
- Caja General de Ahorros de Canarias.
- Caja de Ahorros de Santander y Cantabria.
- Caja de Ahorros y M.P. del Círculo Católico de Obreros de Burgos.
- Caja de Ahorros de Ávila.
- M.P. y Caja General de Ahorros de Badajoz.
- Caja de Ahorros y M.P. de Extremadura.
- Caja de Ahorro Provincial de Guadalajara.
- Caja Provincial de Ahorros de Jaén.
- Caja General de Ahorros de Granada.
- Caja de Ahorros de La Rioja.
- M.P. y Caja de Ahorros San Fernando de Huelva, Jerez y Sevilla.
- Caja de Ahorros y M.P. de Segovia.
- Caja de Ahorros y M.P. de Córdoba.

- Caja de Ahorros de Asturias.
- Caja de Ahorros de Pollença.
- Caja Insular de Ahorros de Canarias.
- Caja de Ahorros y M.P. de las Baleares.
- ACA Valores, S.V., S.A.
- CAI Bolsa, S.V. S.A.
- Ahorro Corporación Financiera, S.V. S.A.
- Finanduero S.V., S.A. Sdad. Unipersonal.
- Banco Madrid, S.A.
- Norbolsa S.V.B., S.A.
- ING Direct NV (Sucursal en España).

(vi) The Instructions and the Requests will likewise be processed by mobile telephone that gives Access to those Underwriters that they are willing to accept Instructions and Requests processed by this route and they have previously signed a contract with the Petitioner whereby the latter accepts at least an identification system with a password that makes it possible to know about and authenticate the identity of the Petitioner. The Insuring Entity or Associate Placement Entity will be responsible for the authenticity and integrity of the Instructions and Requests processed by said route and will guarantee the confidentiality and filing of said Instructions and Requests.

- In the event of the Petitioner deciding to access the share contracting screen on a mobile phone, the Petitioner will first have to have completed a field that guarantees that the latter has had Access to the Prospectus Summary.

- Subsequently, the Petitioner will access the shares contracting screen of IBERDROLA RENOVABLES, in which its Instruction or Request will be introduced, whose amount in Euros will not be greater or less than the minimum or maximum limits set in this Note on the Shares. Finally, the Petitioner will input the account number of shares where it wishes that purchase price of the IBERDROLA RENOVABLES shares to be paid and the cash account where it wishes the relevant amount to be debited. If it has more than one cash account and/or stocks account opened with the Underwriter or Related Distributor, it will choose one of these. If the Petitioner has not contracted any of the said accounts in the Insuring Entity or Related Distributor, it will contract this on the terms set out by said entity. Once the order has been introduced into the system, this will make it possible for the investor to obtain confirmation of said order in which the date and

time of the same appears.

- ➢ The revocation of the Instructions, as applicable, will be carried out through the Telefónica Bank, Internet or at the office, in accordance with the applicable procedure for each one of said channels described in this Prospectus.

- ➢ The Insuring Entities that accept Instructions and Requests by this route have confirmed both the sufficiency of resources of its Entity and of its Related Distributors, as applicable, in writing in the Protocol of Intent regarding Underwriting and Commitment of Placement of the Retail Tranche, so as to guarantee the security and confidentiality of the transactions by these routes, as well as its commitment to indemnify the Petitioners for any damage or harm that the latter could suffer as a consequence of the breach by said Entity or its Related Distributors, as applicable, of the conditions set out in the Protocol of Intent regarding Underwriting and Commitment of Placement of the Retail Tranche for the processing of Instructions and Request by these routes.

- ➢ In relation to the preceding provision, the following entities will offer the possibility of processing Instructions and Requests by mobile telephone:

- Bankinter, S.A.
- Confederación Española de Cajas de Ahorros (CECA).
- Gaesco Bolsa, Sociedad de Valores, S.A.
- Caja de Ahorros de la Inmaculada de Aragón.
- Caixa d'Estalvis de Girona.

(vii) The number of shares resulting from the request for subscription based on execution of the Order or Application will be the result of dividing the indicated amount in euros by the Maximum Retail Price, rounded downward.

(viii) All individual requests presented by a given person will be grouped for purposes of control of maximums, constituting a single request for subscription, which will be counted as such.

(ix) The entities receiving the Orders and Applications may require that the corresponding Applicants provide the funds necessary for their execution. If as a result of proration, cancellation of the application, withdrawal of the Offer or revocation it is necessary to return all or part of the funds provided to those who were allotted the shares, the return must be made with value the working day following the date of the allotment, cancellation, withdrawal or revocation.

If for reasons attributable to the Underwriters (or related distributors, if applicable) there is any delay beyond the indicated deadline for return of the excess or full amount of the funds provided, those entities must pay default interest at the legal interest rate for money (currently set at 5%) from that date until the date of payment to the Applicant.

(x) The Underwriters (or related distributors, if applicable) must reject such Orders or Applications as do not comply with any of the requirements established for them.

(xi) The Underwriters must send the Agent (which will act on behalf of the Company and immediately report to it and the Global Coordinators) and the Lead Managers the lists of Orders and Applications received on the dates and pursuant to the terms established in the respective Protocols or Agreements. The Agent may refuse to receive such lists of Applications and Orders as are not delivered by the Underwriters on the terms established in the respective Protocols or Agreements. The Underwriters that have not delivered the lists on time, or have delivered lists that are defective or contain material errors or omissions, will be exclusively liable to the investors for claims for damages or for any other reason deriving from the Agent's refusal to receive the indicated lists. No kind of liability may be attributed to the Company, the Agent or the other Underwriters.

- **Special rules applicable to the Orders**

  The Orders will be irrevocable from the date presented until 2:00 p.m. Madrid time on 7 December 2007. A revocation of an Order must be presented to the entity where it was made, using the form provided by it for that purpose. The revocation may only apply to the total amount of the Order, partial revocations not being permitted. All of the foregoing is without prejudice to the fact that new Orders or Applications may be presented. If more than one Order has been presented, the Order to which the revocation relates must be clearly indicated. After the indicated term, the Orders that have not been expressly revoked will become irrevocable. They will be executed by the entity to which they were presented, at the price ultimately fixed for the Retail Subtranche, unless there is an event of total automatic revocation on the terms contemplated in this Prospectus.

  In the event of revocation of an Order, the entity receiving the Order, on the day following the revocation, must return the funds, if any, it received to the investor. It may not collect any kind of expense or fee for the revocation.

  The investors presenting Orders will have preference in the proration in the manner established in section 5.2.3 below in this Share Securities Note.

Not later than 11 December 2007 the shares will be finally allocated among the Retail and Employee Subtranches, and the proration, if any, will take place. The allotment of shares to investors will take place on 12 December 2007, in accordance with the schedule contemplated at the beginning of this section 5.1.3.

Procedure for distribution of the Employee Subtranche

The rules contained in the preceding section for the Retail Subtranche will apply to the

Employee Subtranche, with the specific provisions set forth below:

- The applications for subscription must necessarily be based on an Order, made during the Term for Presentation of Orders. Thus Applications for this Subtranche may not be presented during the Term of the Public Offer.

- On a general basis, Orders must be made from 8:30 a.m. Madrid time on the 23 November 2007 to 2:00 p.m. Madrid time on the 3 December 2007 (which date coincides with the end of the Term for Presentation of Orders for Subscription in the Retail Subtranche, completing this electronically and then printing, signing and presenting to any of the Insurance Entities of the Retail and Employee Tranche or of its Related Distributors the specific form of Order for the Employee Subtranche that will be made available via the Iberdrola Group's corporate intranet for employees resident in Spain, who may not present Orders in the Employee Subtranche via the Internet or by telephone.

  As an exception, the employees of the IBERDROLA RENOVABLES Group resident in countries other than Spain must present the Orders from 8:30 a.m. Madrid time on 23 November 2007 to 2:00 p.m. Madrid time on 3 December 2007, using the procedure established for that purpose jointly by the Company and by Banco Bilbao Vizcaya Argentaria, the entity responsible for processing Orders presented by employees not resident in Spain ("**BBVA**" or the "**Processing Entity of Foreign Orders**"). In this regard, employees not resident in Spain must open a single-holder cash account in euros, and a single-holder securities account with BBVA, for which purpose the corresponding documentation has been sent to them, with the rest of the requirements set out beforehand in this section being applicable. The Company, together with the foreign companies of its group, will coordinate the process of drawing up the Instructions with said entity and the Agent Entity, and it will facilitate the preparation and revocation of the same, placing the computing application cited above for the completion of the Orders at the disposal of the non-resident employees and undertaking the receipt Orders and the forwarding this to the Processing Entity of Foreign Orders.

  It will not be necessary for the employees to sign for the printed amount in the Orders.

- The Orders will be revocable from 8:30 a.m. Madrid time on 23 November 2007 to 2:00 p.m. Madrid time on 7 December 2007.

- Only one Order may be made per employee. It must reflect the amount in euros the employee wishes to invest, which amount must be within the minimum and maximum limits indicated in section 5.1.6 below in this Share Securities Note, to be applied to acquisition of shares at the Employee Retail Price indicated below.

- For purposes of the allotment, the number of shares into which the application for subscription based on execution of the Order of each of the employees will be converted will be the result of dividing the referenced quantity in euros by the Maximum Retail Price. In the case of fractions, the number of shares so calculated will be rounded downward to the next preceding whole number. That is, if the figure resulting from dividing the amount contained in the Order is, for example,

42.3, the number of shares ultimately allotted to the employee making the Order would be 42 shares.

- If any employee presents more than one Order in this Tranche, all of the Orders presented will be cancelled.

- If an Order is presented in this Tranche for an amount greater than the maximum limit indicated in section 5.01.6 below in this Share Securities Note, it will be deemed to have been made for that maximum amount, discarding the excess.

- Orders must be from a single person, it not being permissible for them to contain more than one owner. The owner must be the employee himself. If an Order contains more than one owner that Order will be cancelled.

- The Insurance Entities and the Processing Entity for Foreign Orders will not verify the employee status of investors presenting Orders in this Employee Subtranche. Notwithstanding the foregoing, the Insurance Entities and the Processing Entity for Foreign Orders must verify that the Orders presented in this Subtranche satisfy the other requirements specified for their presentation, as described in the Retail Subtranche, and reject those Orders that do not comply with any such requirement.

- Not later than 3:00 p.m. Madrid time on 7 October 2007, the Company will send the Agent a computer file, in the format previously agreed upon by the two parties, which will contain a list (first and last names and tax identification numbers) of the employees of the IBERDROLA RENOVABLES Group to whom this Subtranche is addressed who have placed Orders. The Agent will reject and not execute the Orders presented to the Insurance Entities and the Processing Entity for Foreign Orders by persons not appearing in the computer file.

- The employees who wish to do so may make Orders or Applications in the Retail Subtranche, regardless of whether they present Orders in the Employee Subtranche. In the case of Subscription Orders carried out in the Retail Subtranche, they will enjoy the preference established in section 5.2.3 below when they are shareholders of Iberdrola, S.A., in accordance with the terms thereof. The amounts of Orders and Applications in the Retail Subtranche will in no event be added to the amount of the Orders in the Employee Subtranche for application of the maximum limits per Order made in the Employee Subtranche, and vice versa.

- The Price in the Employee Subtranche (hereinafter the "**Employee Retail Price**") will be equal to the Retail Price of the Offer.

Procedure for distribution of the Spanish Tranche for Qualified Investors

Action	Date
Signature of the Underwriting Protocol and Distribution Commitment for the Spanish Tranche for Qualified Investors	21 November 2007
Registration of the Prospectus with the CNMV	22 November 2007

Action	Date
Beginning of the Book-Building Term during which Subscription Proposals will be made by the investors	23 November 2007
End of the Book-Building Term	10 December 2007
Fixing the Price of the Tranche for Qualified Investors of the Offer Selection of Subscription Proposals Signature of the Underwriting Agreement for the Spanish Tranche for Qualified Investors Beginning of the term for confirmation of Subscription Proposals	11 December 2007
End of the term for confirmation of Subscription Proposals Allotment of shares to investors and Transaction Date	12 December 2007
Official admission to trading	13 December 2007
Settlement of the Offer	17 December 2007

- **Book-Building Term**

The Book-Building Term, during which qualified investors may present proposals for subscription of shares of IBERDROLA RENOVABLES (the "**Proposals**"), will begin at 8:30 a.m. Madrid time on 23 November 2007 and will end at 6:00 p.m. Madrid time on 10 December 2007.

During this Term the Underwriters of this Tranche will engage in dissemination and promotion of the Offer, in accordance with the terms of the Underwriting Protocol for the Spanish Tranche for Qualified Investors, in order to obtain from potential addressees an indication of the number of shares and the price at which each of them would be willing to subscribe shares of IBERDROLA RENOVABLES.

The presentation, receipt and processing of the Proposals will be pursuant to the following rules:

(a) The presentation of Proposals for subscription of shares must be undertaken by the Applicant only through any of the Underwriters listed in section 5.4.1 below or its Related Distributors.

(b) The Proposals must include an indication of the number of shares that each investor would be interested in subscribing and, if so, the price at which each investor might be willing to do so, the objective, consistent with international practice, being to achieve a better estimate of the characteristics of demand.

(c) The Proposals constitute only an expression of interest of the addressees in the securities offered. Proposals are not binding on those making them, or on the

Company.

(d) The Underwriters and Related Distributors must reject such Proposals as do not comply with any of the requirements therefor set forth in this Share Securities Note or applicable legislation.

(e) The Underwriters and Related Distributors may demand that the Applicants make an advance of funds to ensure payment of the price of the shares. In such event, those Applicants will be refunded their advances of funds, free of any and all expenses or fees, with value not later than the working day following the date on which any of the following circumstances occurs:

(i) Non-selection or non-confirmation of the Proposal submitted by the Applicant (in the case of partial selection or confirmation of the Proposals made, the refund of the advance of funds will only affect the part of that Proposal that was not selected or confirmed).

(ii) Withdrawal of the Company from continuation of the Offer, on the terms contemplated in this Prospectus.

(iii) Automatic total revocation of the Offer, on the terms contemplated in this Prospectus.

(iv) Failure to sign by the Underwriter signing the Protocol of Intent regarding Underwriting and Commitment of Placement receiving the provision of funds of the Tranche Placement and Insuring Contract.

If for reasons attributable to the Underwriters or the Related Distributors there is a delay in return of the corresponding funds provided, those Underwriters must pay default interest at the legal rate of interest on money (currently set at 5%), which will accrue from the date the return should have been made (not later than the working day following the date on which any of the aforementioned circumstances arises) until the day of payment to the Applicant.

- **Selection of Proposals**

On 11 December 2007, after the fixing of the Price of the Tranche for Qualified Investors and prior to commencement of the term for confirmation of Proposals, BBVA and Santander Investment, in their capacity as the entities responsible for maintaining the Book of Proposals for this Tranche, will prepare a proposal for allotment of shares that will be presented, together with the Book of Proposals for the Spanish Tranche for Qualified Investors, to IBERDROLA RENOVABLES.

On the basis of this proposal, IBERDROLA RENOVABLES, after non-binding consultation with the Global Coordinators, will proceed to evaluate the Proposals received, applying investment quality and stability criteria, verifying that the Proposals have been presented in writing, signed with an indication of the price. They may accept or reject any of the Proposals, in whole or in part, in their full discretion and without need of any reason, unless the referenced rejection results in exercise of the underwriting, seeing to it that there is no unjustified discrimination among Proposals of the same rank and characteristics.

The Lead Managers will notify each of the Underwriters of the price per share, the number of shares finally allotted to the Spanish Tranche for Qualified Investors, and the list of Proposals selected from among those received by each Underwriter, prior to commencement of the term for confirmation of Proposals.

- **Confirmation of Proposals**

Confirmation of the selected subscription Proposals will be governed by the following rules:

(a) The term for confirmation of the selected Proposals will begin when the investors are notified of the selection of their Proposals and the Price of the Tranche for Qualified Investors of the Offer, and will end at 8:30 a.m. on the Transaction Date.

(b) During the term for confirmation each of the Underwriters will notify each of the Applicants that have made Proposals to them of the selection of their Proposals and the Price of the Tranche for Qualified Investors. It will advise them that, if they wish, they may confirm the selected Proposal until 8:30 a.m. on the Transaction Date, and warn them that in any event, if the confirmation is not given, the selected subscription Proposal will have no effect.

If any of the entities that have received the Proposals has not signed the corresponding Underwriting and Distribution Agreement, the notice referred to in the preceding paragraph will be given by the entities responsible for maintaining the books of the Spanish Tranche for Qualified Investors. They will also advise the Applicants that they may confirm their selected Proposals with them.

(c) The confirmations of the selected Proposals will be made by the Applicants to the Underwriters to which they made those Proposals. By way of exception, when the entity before which they presented those proposals does not become an Underwriter because it does not sign the corresponding Underwriting and Distribution Agreement, the confirmations may be made to the entities responsible for maintaining the books of the Spanish Tranche for Qualified Investors.

(d) Confirmed Proposals will be converted into firm subscription orders and will be irrevocable.

- **Applications other than the Proposals initially selected and new Proposals**

By way of exception, during the term for confirmation of Proposals, proposals other than those initially selected or new Proposals may be accepted, but may only be allotted shares if accepted by the Company, after non-binding consultation with the Global Coordinators, provided that the confirmations of selected Proposals do not cover all of the Offer within the Spanish Tranche for Qualified Investors.

No Applicant, absent express authorisation of IBERDROLA RENOVABLES, after non-binding consultation with the Global Coordinators, may confirm Proposals for a number of shares greater than the number of shares previously selected.

- **Remittance of applications**

On the last day of the term for confirmation of Proposals, that is the 12 December 2007, each Underwriter that, if applicable, signed the Underwriting and Distribution Agreement, before 9:00 a.m. Madrid time will report to the entities responsible for maintaining the books of the Spanish Tranche for Qualified Investors, which in turn will report to the Company and the Agent, regarding the confirmations received, indicating the identity of each Applicant and the final amount requested by each of them.

Procedure for distribution of the International Tranche for Qualified Investors

The procedure for distribution of the International Tranche for Qualified Investors will be the same as that described for the Spanish Tranche for Qualified Investors, with the applicable specific provisions, if any.

5.01.4. An indication of when, and under what circumstances, the Offer may be revoked or suspended and whether revocation can occur after dealing has begun

Withdrawal

The Company expressly reserves the right to withdraw from the Offer, postpone it, defer it or suspend it, temporarily or indefinitely, at any time prior to the final establishment of the price of the Company's shares (contemplated for the 11 December 2007), and in any event prior to signature of the Underwriting Agreements for the Tranches for Qualified Investors, for any reason and with no requirement that the Company justify its decision. The withdrawal will apply to all Tranches of the Offer, and will result in cancellation of all unrevoked Orders in the Retail and Employee Tranche, all Applications for subscription for the Retail Subtranche, and all Proposals for subscription of the Tranches for Qualified Investors. Therefore the obligations assumed by the Company and Applicants deriving therefrom will be extinguished.

Except as may be provided in the Protocols and Agreements entered into within the framework of the Offer, the fact of withdrawal will not result in liability of the Company to the Global Coordinators, the Lead Managers, the Underwriters, the Related Distributors or the individuals or legal persons that have made Orders or Applications or Proposals, nor liability of the Global Coordinators, the Lead Managers, the Underwriters or the Related Distributors to such individuals or legal persons as have made Orders or Applications or Proposals, without prejudice to the agreements regarding expenses included in the Retail Underwriting Protocol and those, if any, included in the Underwriting Agreements or otherwise agreed upon by the interested parties. Therefore, without prejudice to the foregoing, they will have no right to claim payment of damages or any indemnification by reason of the mere fact that the Offer has been withdrawn.

In this case, the entities that have been provided with funds by investors must return them, free of fees and expenses and without interest, with value on the working day following the day of notice of withdrawal. If there is a delay in returning the funds for reasons attributable to those entities, they must pay default interest, accruing from the working day following the date of publication of the withdrawal to the date of actual payment, at the legal interest rate (currently set at 5%).

The Company must give notice of the withdrawal to the CNMV, to the Global Coordinators and to the Agent, the day it occurs and as quickly as possible, and thereafter publish it in at least one newspaper of national circulation, not later than the working day after the notice.

Total automatic revocation

All Tranches of the Offer will be automatically revoked in the following cases:

(i) If the Offer is suspended or voided by any competent governmental or judicial authority.

(ii) If there is no agreement of the Company and the Global Coordinators to set the prices of the Offer as referred to in section 5.3 below of this Share Securities Note.

(iii) If the Underwriting and Distribution Agreement for the Retail Subtranche has not been signed before 03.00hrs Madrid time on 4 December 2007.

(iv) If the Underwriting and Distribution Agreement for the Spanish Tranche for Qualified Investors has not been signed before 03.00hrs Madrid time on 12 December 2007.

(v) If the Underwriting and Distribution Agreement for the International Tranche has not been signed before 03.00hrs Madrid time on 12 December 2007.

(vi) If any of the Underwriting and Distribution Agreements is terminated based on the grounds contemplated therein at any time prior to 8:00 p.m. Madrid time on 12 December 2007.

(vii) In the case in which, some or any of the entities signing the relevant Protocols of Underwriting not having been granted, or any of the entities which it is planned to sign the International Tranche Underwriting Contract, and the relevant Tranche Placement and Underwriting Contract, none of the other Underwriting Entities nor any third party financial institution approved by the Company in accordance with the Global Coordinating Entities, is interested in assuming the commitment of insurance that has been planned for the Underwriting Entity that withdraws, unless the Company, acting in mutual agreement with Global Coordinating Entities, decides to continue with the Offer. In the latter case they would inform the CNMV, by means of the recording of a Supplement to the Prospectus, and they would make this public on the day on which they take place or the next business day through the same means in which the Prospectus was made public, indicating the Entity that withdraws, the number of uninsured shares and the Tranche that said shares correspond to.

Total automatic revocation of the Offer will result in the voiding of all unrevoked Orders in the Retail and Employee Tranche, all Applications in the Retail Subtranche and all Proposals in the Tranches for Qualified Investors that have been presented, selected and confirmed, if applicable.

Therefore the Company will not be required to issue the shares, nor will the investors be required to subscribe them. Also, if the automatic revocation of the Offer occurs after

the newly-issued shares subject to the Offer have already been subscribed and paid in, the Company will proceed to revoke the resolution (and return the amount paid in by the pre-financing entity) or to purchase the newly-issued shares from the shareholders that have subscribed and paid for them, as soon as the legal requirements to that end have been satisfied. Thereafter it will reduce its share capital (by retirement of the treasury shares acquired) in an amount equal to the capital increase made within the framework of the Offer. The creditors of the Company will have no right of opposition whatever. All of the foregoing is for the purpose of returning to the shareholders the amount paid in for the subscribed shares. This reduction will be carried out by virtue of the resolution for reduction of capital subject to a condition precedent, approved for that purpose by Iberdrola, S.A., the sole shareholder of the Company, on November 14, 2007.

The purchase price that the Company will pay to the shareholders subscribing in the Offer will be paid at the time of purchase of the shares. It will be equal to the sum of the par values of the shares and their issue premium paid by the share subscribers, increased by legal interest (currently set at 5% per annum) from the date of payment for the shares by the subscribers to the date of payment of the purchase price by the Company.

For these purposes, it is noted that by presenting the Orders, Applications or Proposals in the various Tranches of the Offer the subscribers of new shares of the Company pursuant to the Offer will expressly consent to that purchase of shares subscribed within the framework of the Offer by the Company on the terms and conditions described in the resolution adopted by the sole shareholder of the Company, as will the Global Coordinators, as the pre-financing entities, in the Underwriting Agreements for the Offer.

The Underwriters for the Retail and Employee Tranche or the Tranches for Qualified Investors, or the Related Distributors and the Agent, if applicable, that have been provided with funds from investors must return those funds, free of fees and expenses, and without interest, with value on the working day following the revocation. If there is a delay in returning the funds for reasons attributable to those entities, they must pay default interest, accruing from the working day following the date of revocation to the date of actual return, at the legal interest rate (currently set at 5% per annum).

In the event of total automatic revocation, the Company will so notify the CNMV, the Global Coordinators and the Agent, as quickly as possible, and publicise it by publication in at least one newspaper of national circulation, not later than the working day following that of the referenced notice, without prejudice to complying with the provisions of article 170 of the Corporations Act.

Except as provided in the Underwriting Agreements for the Offer, the fact that the Offer is revoked will not result in liability of the Company to the Global Coordinators, the Lead Managers, the Underwriters, the Related Distributors, if any, or the individuals or legal persons that have presented Orders, Applications or Proposals, nor liability of the Global Coordinators, the Lead Managers, the Underwriters or the Related Distributors, if any, to the Company or to the individuals or legal persons that have presented Orders, Applications or Proposals, without prejudice to the agreements regarding expenses included in the Underwriting Protocol or the Processing Agreement for the Employee Subtranche and those, if any, included in the Underwriting Agreements, or otherwise agreed upon by the interested parties. Therefore, without prejudice to the foregoing,

they will have no right to claim payment of damages or any indemnification by reason of the mere fact that the Offer has been revoked.

Revocation if the shares are not admitted to trading

If the Company's shares are not admitted to stock market trading before midnight Madrid time on 14 January 2008, all Tranches of the Offer will be deemed to be automatically revoked.

As a result thereof, the Company will proceed to purchase the newly-issued shares from the shareholders that subscribed and paid for them, as soon as the legal requirements therefor are satisfied. Thereafter it will reduce its share capital (by redemption of the treasury shares acquired) in an amount equal to the amount of the capital increase made within the framework of the Public Offer for Subscription. The Company's creditors will have no right of opposition whatever. All of the foregoing is for the purpose of returning the amount paid for the subscribed shares to the shareholders. This reduction will be carried out by virtue of the resolution for reduction of capital subject to a condition precedent, approved for that purpose by Iberdrola, S.A., the sole shareholder of the Company, on 14 November 2007.

The purchase price that the Company will pay to the shareholders subscribing in the Public Offer for Subscription will be paid at the time of purchase of the shares. It will be equal to the sum of the par values of the shares and their issue premium paid by the share subscribers, increased by legal interest (currently set at 5% per annum) from the date of payment for the shares by the subscribers to the date of payment of the purchase price by the Company.

For these purposes it is noted that, by presenting the Orders, Applications and Proposals in the various Tranches of the Offer, the subscribers of new shares of the Company pursuant to the Offer will expressly consent to that purchase of shares subscribed within the framework of the Offer by the Company on the terms and conditions of the resolution adopted by the sole shareholder of the Company, as will the Global Coordinator(s), as the pre-financing entities, in the Underwriting Agreements for the Offer.

In the event of revocation of the Offer for this reason, the Company will so notify the CNMV, the Global Coordinator(s) and the Agent, as quickly as possible, and publicise it by publication in at least one newspaper of national circulation, not later than the working day following that of the said notice, without prejudice to complying with the provisions of article 170 of the Corporations Act.

Except as provided in the Underwriting Agreements for the Offer, the fact that the Offer is revoked will not result in liability of the Company to the Global Coordinator(s), the Lead Managers, the Underwriters, the Related Distributors, if any, or the individuals or legal persons that have presented Orders, Applications or Proposals, nor liability of the Global Coordinator(s), the Lead Managers, the Underwriters, the Related Distributors, if any, to the Company or to the individuals or legal persons that have presented Orders, Applications or Proposals, without prejudice to the agreements regarding expenses included in the Underwriting Protocol or the Processing Agreement for the Employee Tranche and those, if any, included in the Underwriting Agreements or otherwise agreed upon by the interested parties. Therefore, without prejudice to the foregoing, they will

have no right to claim payment of damages or any indemnification by reason of the mere fact that the Offer has been revoked.

5.01.5. Description of the possibility to reduce subscriptions and the manner for refunding excess amount paid by applicants

There is no possibility of reducing subscriptions, without prejudice to the right to revoke the Orders or not confirm the Proposals under the circumstances contemplated in this Share Securities Note.

5.01.6. Details of the minimum and/or maximum amount of application (whether in number of securities or total amount of the investment)

Retail and Employee Tranche

Retail Subtranche

The minimum amount for which Orders and Applications may be made in the Retail Subtranche will be 1,500 euros and the maximum amount will be 60,000 euros, whether unrevoked Orders, Applications or the sum of the two.

Therefore applications for subscription made by a single Applicant in the Retail Subtranche will not be counted to the extent they exceed that maximum limit of 60,000 euros, whether the applications are for individual or co ownership.

Control of the maximums described in this section will be performed using the tax identification number or passport number of the Applicant. In the case of a minor the birthdate will be used. If birth dates coincide, the name of each minor will be used for this purpose.

For these purposes, Orders or Applications made in the names of multiple persons will be deemed to be made by each of them in the amount reflected in the Order or Application.

For purposes of computing the maximum limit per Applicant, when each and every one of the Applicants on multiple requests (whether based on Orders or Applications) are the same, they will be combined, constituting a single subscription request.

If any Applicant exceeds the investment limits the following rules will apply:

- Preference will be given to Orders over Applications, in such manner that the amount corresponding to the Applications involved will be eliminated, so that, as a whole, the Applicant's request does not exceed the investment limit. Thus, if a single Applicant presents one or more Orders that together exceed the established limit, and also presents Applications, the Applications presented will be eliminated.

- If it is necessary to reduce requests of the same kind (whether Orders or Applications), the excess will be reduced proportionally over the various kinds of Orders or Applications involved.

- For purposes of reducing the amount of requests of the same kind, if a single

Applicant makes different requests as a co-owner, the following will apply:

(i) Requests reflecting more than one owner will be divided into as many requests as there are owners, assigning each owner the total amount reflected in the original request.

(ii) All of the requests obtained in the manner described in section (i) with the same owner will be combined.

(iii) If, taken as a whole, the requests of the same kind presented by a single owner in the manner provided in sections (i) and (ii) exceed the investment limit, that excess will be attributed (for subsequent elimination in accordance with the established rules) proportionally over the requests involved, taking into account the fact that if a request is affected by more than one instance of redistribution of excesses over limits the one applied will be the one having the greatest reduction of the final amount.

EXAMPLE OF THE APPLICATION OF RULES ON INVESTMENT LIMIT CONTROL

Underwriter	Nature	Applicant	Amount
Bank A	Individual Order	No. 1	60,000.00 euros
Bank B	Joint Orders	No. 1 and 2	48,000.00 euros
Bank C	Joint Orders	No. 2 and 3	30.000.00 euros
Bank D	Joint Orders	No. 3 and 4	36,000.00 euros
Bank E	Joint Orders	No. 4 and 5	36,000.00 euros

For the purposes of calculating the investment limit it shall be deemed that:

- No. 1 applies for Orders amounting to 108,000.00 euros (60,000.00 + 48,000.00)
- No. 2 applies for Orders amounting to 78,000.00 euros (48,000.00 + 30,000.00)
- No. 3 applies for Orders amounting to 66,000.00 euros (30,000.00 euros in Orders and 36,000.00 euros in Applications)
- No. 4 applies for Applications amounting to 72,000.00 euros (36,000.00 + 36,000.00)
- No. 5 applies for 36,000.00 euros

Therefore the applicants that exceed the investment limit are:

- No. 1 with an excess of 48,000.00 euros (108,000.00 – 60,000.00)
- No. 2 with an excess of 18,000.00 euros (78,000.00 – 60,000.00)
- No. 3 with an excess of 6,000.00 euros (66,000.00 – 60,000.00)
  Considering that he has made Orders and Applications which taken together exceed 60,000.00 euros, the excess Applications made are removed.
- No. 4 with an excess of 12,000.00 euros (72,000.00 – 60,000.00)

These above excesses must be distributed among the affected applications, for which the following procedure will be carried out:

Bank A:

No. 1 = 48,000.00 (excess) x 60,000.00 (amount requested in Bank A) = 26,666.67

108,000.00 (total amount requested)

Bank B:

No. 1 = 48,000.00 x 48,000.00 = 21,333.33

108,000.00

No. 2 = 18,000.00 x 48,000.00 = 11,076.92

78,000.00

Bank C:

No. 2 = 18,000.00 x 30,000.00 = 6,923.08

78,000.00

Bank D:

No. 3 excess of 6,000.00

No. 4 = 12,000.00 x 36,000.00 = 6,000.00

72,000.00

Bank E:

No. 4 = 12,000.00 x 36,000.00 = 6,000.00

72,000.00

Given that the application made to Bank B is made by means of two different excess removal transactions, the higher will be applied and the relevant excesses will thuse be eliminated deducting: from the application corresponding to Bank A: 26,666.67, from the application corresponding to Bank B: 21,333.33, from the application corresponding to Bank C: 6,923.08, from the application corresponding to Bank D: 6,000.00 and from the application corresponding to Bank E: 6,000.00, whereby the applications would be as follows:

Underwriter	Nature	Applicant	Amount
Bank A	Individual Order	No. 1	33,333.33 euros
Bank B	Joint Orders	No. 1 and 2	26,666.67 euros
Bank C	Joint Orders	No. 2 and 3	23,076.92 euros
Bank D	Joint Orders	No. 3 and 4	30,000.00 euros

Bank E	Joint Orders	No. 4 and 5	30,000.00 euros

Employee Subtranche

The Orders presented in the Employee Subtranche must be in a minimum amount of 500 euros and a maximum amount of 20,000 euros

Spanish Tranche for Qualified Investors

The Proposals may not be for amounts less than 60,000 euros. In the case of entities authorised to manage third-party securities portfolios, the limit will be by reference to all Proposals made by the management entity.

Such management entities, before making Proposals on behalf of their customers, must have signed the appropriate securities portfolio management agreements with them, including the management of equities. The portfolio management entities that are allotted shares in this Offer must, in turn, allot to each of their customers on whose behalf they have acquired the shares the minimum number of shares resulting from applying the provisions of section 5.2.3 below for the minimum allotment in the Retail and Employee Tranche, provided that they have received sufficient allotments.

International Tranche

The Proposals will not be for a sum less than 60,000 Euros.

5.01.7. Indication of the term within which requests may be withdrawn, provided that investors are allowed to withdraw them

As provided in section 5.1.3 above in this Share Securities Note:

- Only Orders presented in the Retail Subtranche may be withdrawn, in full, until 2:00 p.m. Madrid time on 7 December 2007. After that date, Orders that have not been expressly withdrawn will be irrevocable.
- Applications presented in the Retail Subtranche will be irrevocable.
- Proposals presented in the Tranches for Qualified Investors constitute only an expression of the interest of the addressees in the securities. Their presentation is not binding on those presenting them.
- Confirmations of Proposals in the Tranches for Qualified Investors will be irrevocable.

5.01.8. Method and time limits for paying for the securities and for delivery thereof

Payment for the securities

Independent of such provision of funds as may be required of investors, their payment for the shares finally allotted within the framework of the Offer will be made not earlier than the Transaction Date (12 December 2007), nor later than the Settlement Date (17 December 2007).

For purely documentary and operational reasons, and to facilitate registration of the newly-issued shares with the Commercial Register, settlement of the transaction and admission to trading of the Company's shares as quickly as possible, it is contemplated that the Global Coordinators, prior to the execution and registration of the public document increasing capital, not later than 08:30 a.m. Madrid time on 12 December 2007, acting in their own names but on behalf of the Underwriters for the Retail and Employee Tranche and the Tranches for Qualified Investors (who in turn act on behalf of those finally allotted the shares), covenant to the Company (by virtue of the Underwriting and Distribution Agreements for the various Tranches of the Offer) that they, in equal parts, will advance the payment corresponding to the capital increase for issue of the shares subject to the Public Offer for Subscription, therefore proceeding to subscribe and fully pay for those newly-issued shares. The financial costs incurred by the Global Coordinators as a result of that advance or pre-financing will be reimbursed to the Global Coordinators by the Company at an interest rate of EURIBOR plus 7 basis points. The total amount corresponding to payment for the indicated newly-issued shares will be deposited in a bank account opened in the name of the Company with the Agent.

Once the capital increase has been paid in, and the certificate showing deposit of the funds corresponding to all of the newly-issued shares subject to the Public Offer for Subscription has been issued, on the same day, 12 December 2007, the capital increase will be declared to be closed, subscribed and paid in, and the corresponding public document of capital increase will be executed for subsequent registration with the Madrid Commercial Register. The registration with the Commercial Register having been made, attested copies of the deed of capital increase will be delivered to the CNMV, to Iberclear and to the Madrid stock exchange in its capacity as lead exchange.

Initially, and on a temporary basis, Iberclear will assign to the Global Coordinators the corresponding registration numbers in the amount of the capital increase which constitutes the initial volume of the Public Offer for Subscription.

Immediately after this assignment, the Global Coordinators will transfer the shares that have been subscribed and paid in on behalf of the Underwriters for the Retail and Employee Tranche and the Tranches for Qualified Investors, who in turn will act on behalf of those ultimately allotted the shares, to those ultimately allotted the shares, by execution of a special stock market transaction that will be settled on the Settlement Date (17 December 2007). Thereafter the Agent, with the cooperation of the governing body of the Madrid stock exchange, will take the steps indicated below so that the assignment of the corresponding registration numbers may be made to those ultimately allotted the shares through Iberclear. For that purpose, the Agent will notify Iberclear, through the exchanges, of the information regarding those ultimately allotted shares, in such manner that they are assigned the corresponding registration numbers, in accordance with the information received from the Underwriters for the Retail and Employee Tranche and, if applicable, for the Tranches for Qualified Investors, provided that Iberclear is not theretofore notified of automatic revocation of the Offer. The Underwriters for the Retail and Employee Tranche and, if applicable, for the Tranches for Qualified Investors will be the only ones responsible to Iberclear and, if applicable, the governing body of the Madrid stock exchange and the Company, for the information provided by them regarding the identity of those ultimately allotted shares.

The Underwriters for the Retail and Employee Tranche and the Tranches for Qualifies

Investors will charge the accounts of the investors for the amounts corresponding to the shares finally allotted to each of them, not earlier than the Transaction Date (12 December 2007 or later than the Settlement Date (17 December 2007), independent of the provision of funds that may be required of them. These entities will credit the amount paid by those awardees to the account of the Global Coordinators in their capacity as the pre-financing entities through the settlement procedures that Iberclear has established with the Agent Entity to the appropriate cash account that applies in each case.

The funds paid out by the Pre-financing Entities will be blocked in the account opened in the account opened in the name of IBERDROLA RENOVABLES in the Agent Entity, with IBERDROLA RENOVABLES being irrevocably bound not to dispose of the same until the Pre-financing Entities receive the entirety of the amount from the settlement of the Offer through Iberclear (with the exception made of the part of the disbursement made that is applicable as the case may be, to the shares made by said Pre-financing Entities in compliance with its insuring commitment) provided that the listing on the Spanish Stock Exchanges has first taken place, and that none of the cases of automatic revocation of the Offer has arisen, and this is thus communicated by IBERDROLA RENOVABLES and the Pre-financing Entities to the Agent Entity.

Under normal conditions, the delivery of the deed of capital increase to Iberclear and execution of the increase will take place on 12 December 2007. In that case, the special stock exchange transaction will be settled on 17 December 2007, with the payment for the shares by those ultimately allotted shares occurring not before 12 December 2007 or after 17 December 2007.

By way of exception, if the special stock exchange transaction cannot be executed on 12 December 2007 because it was not possible to present the public deed of capital increase duly registered with the Commercial Register to Iberclear on that date, the payment by the final investors will not be made before the day of ultimate presentation of the deed of capital increase to Iberclear, and the transaction will be executed (the date thereof being deemed to be the Transaction Date) not later than the third working day following that date.

Delivery of the securities

The final allotment of the shares in all Tranches will be made by the Agent on 12 December 2007, coinciding with the Transaction Date of the Offer.

On that same day the Agent will send the details of the final allotment of the shares to each of the Underwriters or Related Distributors for the Retail and Employee Tranche and for the Tranches for Qualified Investors, which will notify those Applicants that are allotted shares.

On the Transaction Date the Agent will commence to process, before Iberclear, the necessary assignment of the corresponding registration numbers to those allotted shares.

Perfection of the subscription, at the price and on the terms upon which the allotment is made, will be deemed to occur on the Transaction Date.

5.1.9 A full description of the manner and date in which results of the Offer are to be made public.

The result of the Offer will be made public by presentation to the CNMV of the corresponding additional information on the Transaction Date or the following working day.

5.1.10 The procedure for the exercise of any right of pre-emption, the negotiability of subscription rights and the treatment of subscription rights not exercised

There are no pre-emptive subscription rights in this Offer because, prior to registration of this Prospectus, the sole shareholder of the Company has unconditionally and irrevocably waived the pre-emptive subscription right corresponding to it as regards the shares subject to the Offer.

5.2 Plan of distribution and allotment

5.2.1. The various categories of potential investors to which the securities are offered. If the offer is made simultaneously on the markets of two or more countries and a tranche for specific countries has been or is to be reserved, indicate the tranche

This Offer initially is distributed over three Tranches, as indicated below:

Retail and Employee Tranche

153,602,360 shares representing 20% of the number of shares subject to the Offer (without including the *green shoe* purchase option) are initially allotted to the Retail and Employee Tranche. Nevertheless, the number of shares allotted to this Tranche may be amended based on the redistribution among Tranches contemplated in section 5.2.3 below in this Share Securities Note.

The Retail and Employee Tranche in turn will be divided into two subtranches: the Retail Subtranche and the Employee Subtranche:

Retail Subtranche

It is addressed to the following persons or entities:

(i) Individuals or legal persons resident in Spain, whatever their nationality.

(ii) Individuals or legal persons not resident in Spain that are nationals of one of the Member States of the European Union or one of the States signing the Agreement and Protocol regarding the European Economic Space (Member States of the European Union, plus Ireland and Norway) or of the Principality of Andorra. In no case may the shares subject to the Retail Subtranche be deemed to be offered in a public offering in any territory or jurisdiction other than the Kingdom of Spain.

Those Applicants that are shareholders of Iberdrola, S.A. within the terms of section5.2.3.c) (iv) below and participate in the Retail Subtranche by presenting

Subscription Orders will benefit from the preferential allotment system for shares described in that section of this Share Securities Note.

Employee Subtranche

Under the resolutions adopted by Iberdrola, S.A. in its capacity as sole shareholder of the Company, dated November 14, 2007, it has been decided to address a subtranche of the Offer to employees of IBERDROLA RENOVABLES and of the companies in the IBERDROLA RENOVABLES Group listed below, who have an employment relationship with them of a fixed or temporary nature on 22 November 2007 and continue to be employed on 3 December 2007.

Company	Country
Iberdrola Renovables, S.A. Unipersonal	Spain
Biovent Energía, S.A.	Spain
Energías Renovables de la Región de Murcia, S.A.	Spain
Iberdrola Energías Renovables de Aragón, S.A.	Spain
Iberdrola Energías Renovables de Castilla-La Mancha, S.A.	Spain
Iberdrola Energías Renovables de Galicia, S.A.	Spain
Sistemas Energéticos La Muela, S.A.	Spain
Sistemas Energéticos Mas Garullo, S.A.	Spain
Sistemas Energéticos Torralba, S.A.	Spain
Sociedad Gestora de Parques Eólicos de Andalucía, S.A.	Spain
Iberdrola Regenerative Energien GmbH	Germany
Enerbrasil Energias Renováveis do Brasil, S.A.	Brazil
Community Energy, Inc.	United States of Amercia
Iberdrola Renewable Energies USA, Ltd	United States of Amercia
Iberdrola Energies Renouvelables, SAS	France
Perfect Wind, SAS	France
C.Rokas S.A.	Greece
PPC Renewables, S.A. (Dei Ananeosimes – Rokas)	Greece
Rokas Aeoliki, S.A.	Greece
Rokas Aeoliki Kriti, S.A.	Greece
Rokas Aeoliki Evia, S.A.	Greece
Rokas Aeoliki Thraki, S.A.	Greece
Rokas Aeoliki Thraki II, S.A.	Greece
Rokas Aeoliki Zarakes, S.A.	Greece
Energiaki Alogorachi, S.A.	Greece
EC. Energoconsult Kft	Hungary
Iberdrola Energie Rinnovabili, S.p.A.	Italia
Iberdrola Energia Odnawialna Sp. z o.o.	Polond
Iberdrola Energias Renovaveis, S.A.	Portugal
Aeolia Produçao de Energia, S.A.	Portugal
Iberdrola Renewable Energies Limited	United Kingdom
ScottishPower Renewable Energy Limited	United Kingdom

No specific number of shares will initially be allotted to the Employee Subtranche. In this regard, so that all applications made by employees of the IBERDROLA RENOVABLES Group may be fulfilled, as many shares as may be necessary to reach this objective will be allotted from the Retail and Employee Tranche to the Employee Subtranche, in any case, in accordance with procedure described in section 5.1.3 of this Share Securities Note.

Spanish Tranche for Qualified Investors

It is addressed to qualified investors resident in Spain, as defined in article 39 of Royal Decree 1310/2005 of 4 November 2005 on admission to trading of securities on official secondary markets, public offers for sale or subscription and the prospectus required for such purposes as well as qualified investors resident in the Principality of Andorra.

115,201,770 shares representing 15% of the number of shares subject to the Offer (without including the green shoe purchase option) are initially allotted to this Tranche. Nevertheless, the number of shares allotted to this Tranche may be amended based on the redistribution among Tranches contemplated in section 5.2.3 below in this Share Securities Note, and on the exercise of the subscription option, if applicable, established in section 5.2.5 below in this Share Securities Note.

International Tranche

An offer addressed to institutional and/or qualified investors outside the territory of Spain ("**International Tranche**") to which 499,207,670 shares representing 65% of the number of shares subject to the Offer (without including the green shoe purchase option) are initially allotted. Nevertheless, the number of shares allotted to this Tranche may be amended based on the redistribution among Tranches contemplated in section 5.2.3 and on exercise of the purchase option established in section 5.2.5 below.

The shares subject to this Offer have not been and will not be registered under the United States Securities Act of 1933 and its amendments (the "**U.S. Securities Act**") or under the securities market regulations of any state of the United States of America, and will not be offered, sold, pledged or in any manner transferred without having been previously registered, or unless the Offer is exempt from registration or is not subject to the registration obligation under the U.S. Securities Act. This Prospectus has not been and will not be approved by the Securities Exchange Commission or any authority or agency of the United States of America, and does not constitute an offer of subscription or solicitation of offers of subscription of securities in the United States of America.

Therefore, the shares subject to this Offer are offered and sold outside of the United States of America in accordance with the provisions of Regulation S of the U.S. Securities Act, and within the United States of America to qualified institutional buyers (as they are defined in Rule 144A de la U.S. Securities Act) in accordance with Rule 144A.

The Company will not offer, sell or in any manner transfer the shares prior to the expiration date of the restrictions on transfer of the shares (the "Resale Restriction Termination Date", as defined in the U.S. Securities Act), which will occur 40 days after the latest of the following dates: the date of settlement of the Offer, including the green shoe purchase option and the date on which the share distribution is completed, except to: (i) the Company or any of its subsidiaries; (ii) outside of the United States of America within the context of an offshore transaction (as defined in Rule 902 under the U.S. Securities Act), which satisfies the requirements of Rule 903 and Rule 904 under the U.S. Securities Act, (iii) to a person that reasonably may be considered to be a qualified institutional buyer (as defined in Rule 144A under the U.S. Securities Act) within the context of a transaction satisfying the requirements of Rule 144A; (iv) pursuant to any other exemption from the registration obligation contained in the U.S.

Securities Act, or (v) pursuant to a statement of effective registration; in all cases in accordance with the securities market regulations of any state in the United States of America or the regulations of any other jurisdiction that may be applicable.

Any subsequent owner of the shares will be required to give notice to the one acquiring the shares from it of the restrictions on transfer shares set forth in the preceding paragraph. Also, any transfer of shares undertaken in accordance with the provisions of sections (ii), (iii) and (iv) above will be subject to the right of the Company to request a legal opinion or such information as it deems to be pertinent in order to show that the transaction effectively complies with the provisions of the referenced sections.

In this Prospectus the International Tranche and the Spanish Tranche for Qualified Investors may be jointly referred to as the "**Tranches for Qualified Investors**".

5.2.2 To the extent known to the issuer, an indication of whether major shareholders or members of the issuer's administrative, management or supervisory bodies intend to subscribe in the Offer, or whether any person intends to subscribe more than five percent of the Offer

The Company has no evidence that its sole shareholder, the members of its Board of Directors or its managers have proposed to subscribe shares of the Company within the framework of the Offer, without prejudice to their possible participation in the Retail and Employee Tranche. Nor does it have evidence that any person proposes to subscribe more than five percent of the Offer. Without prejudice to the foregoing, there may be allotments of greater than five percent of the Offer.

Nevertheless, it is possible that the current sole shareholder of the Company may acquire shares in the Company after it has been admitted to trading on the Madrid, Barcelona, Bilbao and Valencia stock exchanges.

5.2.3 Pre-allotment disclosure

a) Division into tranches of the offer including the institutional, retail and issuer's employee tranches and any other tranches

The initial assignment of shares among the Tranches of the Offer (excluding the green shoe purchase option) is as follows:

Tranche	No. of shares	Initial percentage of the Offer
Retail (including the Employee Subtranche)	153,602,360	20.00 %
Spanish for Qualified Investors	115,201,770	15.00 %
International	499,207,670	65.00 %

b) **Conditions under which the claw-back may be used, the maximum size of such claw back and any applicable minimum percentages for individual tranches**

It is up to the Company, after non-binding consultation with the Global Coordinators, to determine the final size of each and every one of the Tranches comprising the offer, and to make all decisions for reassignment among Tranches, in accordance with the following rules:

- Prior to setting the Maximum Retail Price the number of shares initially allotted to the Retail and Employee Tranche may be freely changed.

- In no case may the Retail and Employee Tranche be reduced if the result is excess demand therein

- The Employee Subtranche will be fixed at the number of shares necessary to cover all shares corresponding to unrevoked Orders in that Subtranche, allotting the remaining shares in the Retail and Employee Subtranche to the Retail Subtranche.

- At any time after signature of the Underwriting Agreement for the Retail and Employee Tranche until final allotment of the shares corresponding to that Tranche, the number of shares allotted to the Retail and Employee Tranche may be increased, with reduction of the number of shares allotted to the Tranches for Qualified Investors, even if there is excess demand therein, up to a maximum of 76,801,180 additional shares (equivalent to the number of shares in the green shoe purchase option) or such larger number as may be necessary to allot the minimum amount of 1,500 euros to a greater number of Orders or possibly even to all unrevoked Order placed in the Retail Subtranche.

- If the Retail and Employee Tranche is not covered, the excess shares may be realloted to the Tranches for Qualified Investors at any time prior to the final allotment. This possible reassignment to the Tranches for Qualified Investors will be made, if applicable, to meet excess demand in those Tranches.

- Shares may be freely redistributed among the Tranches for Qualified Investors, until the final assignment of shares to those Tranches.

Any reassignment of shares among Tranches will be notified to the CNMV, on the same day it occurs or the following working day.

The final number of shares allotted to the Retail Subtranche and Employee Subtranche will be determined and, if necessary, the proration in the Retail Subtranche performed, no later than 11 December 2007.

The number of shares finally allotted to the Tranches for Qualified Investors of the Offer (excluding the shares corresponding to the green shoe purchase option described in section 5.2.5 below) will be set on 12 December 2007, after conclusion of the term for confirmation of Proposals in those Tranches, and prior to the final allotment.

c) **Allotment method or methods to be used for the Retail and Employee Tranche of the issuer in the event of an over-subscription of these tranches**

<u>**Proration in the Retail Subtranche**</u>

For purposes of making the proration referred to in this section, subscription requests expressed in euros will be translated into subscription requests expressed in number of shares, by dividing the former by the Maximum Retail Price. In the case of fractional shares the rounding will be downward.

Because the Retail Price is not fixed until the day prior to allotment, it is necessary to use the Maximum Retail Price to timely perform the operations of proration and allotment based on an objective criterion not discriminatory among investors. If the Retail Price ultimately is less than the Maximum Retail Price, that will not affect the proration that has been made, but in this case the investment will be reduced because the price will be lower.

If the requests for subscription in the Retail Subtranche, presented within the Term for Presentation of Orders of subscription or within the Term for Applications for binding subscription, exceed the number of shares finally allotted to the Retail Subtranche, the requests for subscription will be prorated in accordance with the following principles:

(i) Only Orders that have not been revoked or cancelled and Applications that have not been cancelled will be taken into account.

(ii) If each and every one of the Applicants on several subscription requests based on Orders for subscription are the same, they will be combined, constituting a single subscription request. The number of shares allotted to the Order or Orders, taken as a whole, will be distributed proportionally among the affected Orders.

(iii) Orders presented by shareholders of Iberdrola, S.A. will have the preference described in section 5.2.3.d) below. Such preference having been satisfied, Orders will have preference in allotment over Applications. Therefore, the number of shares allotted to the Retail Subtranche will first be used to cover shares requested by virtue of Orders. Only when all of the requests based on Orders have been covered will the excess shares be used to cover shares requested by virtue of Applications.

(iv) If the requests based on Orders exceed the number of shares allotted to the Retail Subtranche, as indicated in paragraph (iii) above the requests based on Applications will not be taken into account. Therefore the first allotment, to each and every one of the Orders, will be a number of shares equal to the whole number, rounded downward, resulting from dividing 1,500 euros (minimum request in the Retail Subtranche) by the Maximum Retail Price ("**Minimum Number of Shares**").

Nevertheless, if the demand in the Retail Subtranche is such that it is not possible to allot the Minimum Number of Shares to each Applicant, the Company, in exercise of its authority to redistribute among Tranches, may

decide to increase the number allotted to the Retail Subtranche to the extent necessary to allot the referenced Minimum Number of Shares to a greater number of Orders, or even to all unrevoked Orders presented in the Retail Subtranche.

If the number of shares allotted to the Retail Subtranche is not sufficient to allot the Minimum Number of Shares to all Offers, the allotment will be made by drawing lots, in accordance with the following rules:

- Choice of a letter, in a drawing held before a certifying public officer.

- By alphabetical order of all Orders, based on the content of the first position of the "First and Last Names or Corporate Name" field, whatever the content of the 40 positions in that field of the file in accordance with Circular 857 of the Spanish Banking Association (Asociación Española de Banca - AEB), in the format of Book 61, Annex 1 with 120 positions, sent to the Agent by the Underwriters. If there are investors the personal information of which coincides with the information that is sent, they will be ordered from the greatest to least amount of their Orders and, in the case of co-owners, the first owner appearing in the first request encountered will be used.

- Allotment of the Minimum Number of Shares to the request in the list obtained as described in the prior point, the first position in the "First and Last Names or Corporate Name" field of which coincides with the letter drawn. From this request continuing with the following ones, in the order of the list, until the shares allotted to the Retail Subtranche are exhausted. If there are not sufficient shares to allot the Minimum Number of Shares to the last Applicant to whom shares are allotted, in accordance with the alphabetical drawing that is performed, the remaining shares will not be allotted to that last Applicant. Rather the shares will be distributed among the subscription requests to which shares have been allotted by alphabetical order, in accordance with the "First and Last Names or Corporate Name" field, beginning with the same letter as the one drawn and following the same order, allotting the remaining shares to the first Applicant to the extent of its request and continuing, if necessary, in the order of the draw until complete distribution of the remainder.

(v) If in accordance with the first paragraph of section (iv) above it has been possible to allot the Minimum Number of Shares to all of the Orders, the excess shares will be allotted in proportion to the unfilled number of shares in the Orders. For that purpose, the number of shares pending allotment will be divided by the total unsatisfied demand in the Retail Subtranche in the form of Orders.

As general rules of this proration:

- If fractions of shares are obtained, they will be rounded downward so that an exact number of shares to be allotted is obtained.

- The percentages to be used for proportional assignment will also be

rounded downward to three decimal places (that is 0.78974 will be equal to 0.789).

- No investor may be allotted a number of shares greater than deriving from the investor's request.

(vi) If after application of the proration referred to in section (v) above there are un-allotted shares as a result of the rounding, they will be distributed one by one, in order of greater to lesser number requested and, in the event of equality, in the alphabetical order of Applicants, based on the first position of the "First and Last Names or Corporate Name" field, whatever its content (if there are investors whose personal information coincides in accordance with the information remitted, they will be ordered from greater to lesser number of shares in their Orders, and if there are co-owners the first owner appearing in the first request encountered will be used, based on the letter resulting from the drawing held before the certifying public officer).

(vii) If all subscription requests based on Orders have been fulfilled, the excess shares will be allotted to the Applications (subscription requests not based on Orders) as indicated below:

- For purposes of the allotment, when each and every one of the Applicants on several Applications are the same they will be combined, constituting a single Application. The number of shares allotted to the Application or Applications, taken as a whole, will be determined proportionally over the affected Applications.

- If the Applications exceed the number of shares pending allotment, the Minimum Number of Shares will first be allotted to each and every one of those Applications.

- If the number of shares pending allotment is not sufficient to allot the Minimum Number of Shares referred to in the preceding paragraph, the Minimum Number of Shares will be allotted to the Applications by means of an allotment based on a drawing in accordance with the rules of the second paragraph of section (iv) above.

- Also, if after allotting the Minimum Number of Shares to all Applications there are still excess shares there will, if necessary, be a proration in accordance with the rules contemplated in sections (v) and (vi) above.

The proration described in this section will be performed by the Agent not later than 11 December 2007.

For purposes of illustration, an example of proration is included below. It is noted that this is merely an example, and the result does not indicate what in fact may occur because, above all, the result will depend in each case on several variables, among which the most sensitive is the actual number of requests and, in any event, the rules for application will be as indicated above.

PRORATING EXAMPLE
RETAIL SUBTRANCHE

In a scenario in which the following were true upon completion of the Public Offer:

A. Shares allocated to the Retail Tranche and Employees: 153,602,360

B. Allocated to the Employee Subtranche: 3,076,923

C. Allocated to shareholders (maximum 20%): 30,720,472

D. Shares allocated to the remaining non shareholder applicants of the Retail Subtranche and unfilled shareholder demand: 119,804,965

E. Maximum sale price: 6.50 Euros.

F. Submitted and unrevoked Orders: 400,000

ORDERS			
Number of Orders	Amount per Application (Euros)	Shares per Application	Shares applied for
130,000	1,500.00	230	29,900,000
105,000	3,000.00	461	48,405,000
90,000	6,000.00	923	83,070,000
50,000	30,000.00	4,615	230,750,000
25,000	60,000.00	9,230	230,750,000
400,000			622,875,000

G. Applications made during the Offer period: 80,000

APPLICATIONS			
Number of Orders	Amount per Application (Euros)	Shares per Application	Shares applied for
30,000	1,500.00	230	6,900,000
20,000	3,000.00	461	9,220,000
15,000	6,000.00	923	13,845,000
10,000	30,000.00	4,615	46,150,000
5,000	60,000.00	9,230	46,150,000
80,000			122,265,000

As the number of shares requested during the Term for Presentation of Subscription Orders has exceeded the number of shares allocated to this Subtranche, allocation and prorating is made only in relation to the Subscription Orders, whereas Subscription Applications made during the Public Offer Period are not taken into account.

If the number of shares allocated to this Tranche is not sufficient to allocate 93 shares to all te Purchase Orders, 230 shares per Purchase Order will be allocated as result from the letter drawn by notary.

1. **FIXED ALLOCATION** (230 shares will be allocated)

a)	Shares to be awarded:	119,804,965	
b)	Fixed number of awarded shares:	230	
c)	Number of shares applied for:	622,875,000	
d)	Total number of shares awarded:	92,000,000	(1)
e)	Number of shares pending award:	27,804,965	
f)	Demand not met:	530,875,000	(2)

2. **PROPORTIONAL ALLOCATION** (the number of shares pending award will be allocated proportionally to the demand not met).

a)	Demand not met:	530,875,000	(2)
b)	Award ratio:	5.238%	(3)
c)	Tiotal number of shares awarded:	27,725,000	(4)
d)	Number of shares pending award:	79,965	
e)	Demand not met:	503,150,000	(5)

3. **UNITARY ALLOCATION**

The 79,965 remaining shares pending award will be distributed by unit among the purchase orders not met.

1 further share is awarded to orders for 9,230 and 4,615 shares. The lottery will be carried out among purchase orders for 923 shares, with 1 further share corresponding to 4,095, with the remaining 85,035 correspondding to the shares that have already been awarded.

4. SUMMARY OF THE FINAL ALLOCATION

The final allocation for Purchase Orders would be as follows:

a) Orders for 230 shares: 230 shares by fixed allocation.

b) Orders for 461 shares: 230 shares by fixed allocation.
12 shares by proportional allocation.

c) Orders for 923 shares: 230 shares by fixed allocation.
36 shares by proportional allocation.
1 share by unitary allocation in certain cases.

d) Orders for 4,615 shares: 230 shares by fixed allocation.
229 shares by proportional allocation.
1 share by unitary allocation.

e) Orders for 3,841 shares: 230 shares by fixed allocation.
471 shares by proportional allocation.
1 share by unitary allocation.

If the number of shares applied for during the Period of Presentation of Subscription Orders does not exceed the volume allocated to the Retail Subtranche all Subscription Orders will be met. The remaining shares pending allocation will be prorated among the Subscription Applications made during the Offer Period following the same procedure described above.

(1) 92,000,000

Number of Orders	Number of Shares Allocated	Number of Shares Allocated (Total)
130,000	230	29,900,000
105,000	230	24,150,000
90,000	230	20,700,000

50,000	230	11,500,000
25,000	230	5,750,000
400,000		92,000,000

(2) 530,875,000

Number of Orders	Number of Shares Pending Allocation	Number of Shares Pending Allocation (Total)
130,000	0	0
105,000	231	24,255,000
90,000	693	62,370,000
50,000	4,385	219,250,000
25,000	9,000	225,000,000
400,000		530,875,000

(3) 27,804,965 / 530,875,000 = 0.0523757287 (5.238%)

(4) 27,725,000

Number of Orders	Number of Shares Allocated	Number of Shares Allocated (Total)
105,000	12	1,260,000
90,000	36	3,240,000
50,000	229	11,450,000
25,000	471	11,775,000
270,000		27,725,000

(5) 503,150,000

Number of Orders	Number of Shares Pending Allocation	Number of Shares Pending Allocation (Total)
130,000	0	0
105,000	219	22,995,000
90,000	657	59,130,000
50,000	4,156	207,800,000
25,000	8,529	213,225,000
400,000		503,150,000

d) Description of any predetermined preferential treatment to be accorded to certain classes of investors or certain affinity groups (including friends and family programmes) in the allotment, the percentage of the offer reserved for such preferential treatment and the criteria for inclusion in such classes or groups

Those Applicants that are shareholders of Iberdrola, S.A. and participate in the Retail Subtranche by presenting Subscription Orders will benefit from the preferential share allotment system described below. For these purposes shareholders of Iberdrola, S.A. are:

(i) The Applicants whether they are private individuals or legal persons, who are legitimated in accordance with the accounting records of Iberclear at the close of the trading session corresponding to 20 November 2007, as shown by presentation by the Affiliated Participants in Iberclear to the Agent of a list of shareholders recorded in its registers in the format of Book 61 of the Consejo Superior Bancario, Annex I.

(ii) The Applicants , whether legal persons or private individuals, resident in and with domicile in the United Kingdom which are the holders of Crest Depositary Interests ("**CDIs**") in Iberdola, S.A (whether directly or indirectly through the service of trustee safekeeping provided by Equinity Limited, formerly known as Lloyds TSB Registrars Corporate Nominee Limited) at the closing of the trading session at 20 November 2007, including the beneficiary holders of CDIs registered in the name of participant entities in CREST that maintain them for their own account. The CDIs are book entries representing the new shares of Iberdrola, S.A. that were issued by CRESTco Ltd., the entity responsible for deposit, registration, clearing and settlement of the securities admitted to trading on the stock exchanges of the United Kingdom and Ireland, at the time of the integration transaction of Iberdrola, S.A. and Scottish Power plc. Ownership of the CDIs will be accredited by reference to the file that Equiniti (formerly

Lloyds TSB Registrars), will prepare with reference to the CDI records of Iberdrola, S.A. obtained by Equiniti from CREST and the particular register maintained by Equiniti Limited concerning the ownership of said CDIs of Iberdrola, S.A. deposited in its system of trustee safekeeping. Equiniti Limited will send said file to the Agent Entity before December 7, 2007, without the Agent Entity making any check on this matter. This file shall contain a list of all direct and indirect holders of CDIs of Iberdrola, S.A. that have placed Subscription Orders and shall include the following details for each of them: first name and family name, address, passport no., amount of the Subscription Order placed, name of the Underwriter for the Retail and Employee Tranches or, if applicable, name of the Related Distributor with which the Subscription Order has been placed and number of CDIs that the Applicant owns.

Holders of Iberdrola, S.A. CDIs that are interested in subscribing for shares in IBERDROLA RENOVABLES within the framework of the Offer must open an individual cash account, in euros, and an individual securities account with one of the Underwriters for the Retail and Employee Tranches or with one of their respective Related Distributors, if they do not already hold both types of account with one of the aforesaid entities.

Holders of Iberdrola, S.A. CDIs must place their Subscription Orders between 23 November 2007 and 3 December 2007, exclusively with any of the Underwriters for the Retail and Employee Tranches or with any one of their respective Related Distributors, in accordance with the rules applicable to Subscription Orders set out in section 5.1.3 of this Share Securities Note above. The value of Subscription Orders may be between a minimum of €1,500 and a maximum of €60,000.

Once the cash and securities accounts have been opened and the Subscription Orders have been placed, owners of Iberdrola, S.A. CDIs must send to Equiniti Limited no later than 14.30 hours Madrid time on 3 December 2007, by fax to the number +44 (0)20 7489 3582, a scanned copy by electronic mail (renovablesIPO@equiniti.com) or by ordinary mail or by hand to Equiniti Limited, Princess House, 1 Suffolk Lane, London, EC4R 0AX, a copy of the subscription instruction to the banking entity, as well as the notification form Equiniti that shall include the following details: first name and family name, address, passport no., amount of the Subscription Order placed, name of the Underwriter for the Retail and Employee Tranches or, if applicable, name of the Related Distributor with which the Subscription Order has been placed and their Equiniti Limitedreference number. The holders of CDIs with the right to benefit from the preferential allotment, will receive said notification form.

The maximum percentage of the Retail and Employee Subtranche of the Offer that is used for such preferential allotment is 20% of the initial size of that Tranche, that is, 30,720,472 shares.

The terms and conditions of the referenced preferential allotment system are described below:

- There is a minimum linear allotment for Applicants that are shareholders of Iberdrola, S.A. or owners of CDIs of Iberdrola, S.A. that present Orders in the Retail and Employee Tranche, which will be determined based on the shares or CDIs of Iberdrola, S.A. owned by the Applicant shareholder at the close of the trading session corresponding to 20 November 2007, and in accordance with the provisions in the following table:

Number of shares of Iberdrola, S.A. in the trading session taken as a reference	Minimum linear allotment (1)
Between 1 and 6,000	500 euros
Between 6,001 and 20,000	900 euros
More than 20,000	1500 euros

(1) The number of shares resulting from dividing the amounts set forth in the table by the maximum retail price.

- For purposes of calculating the total position of a shareholder in shares of Iberdrola, S.A., the Agent will add all positions that all Affiliated Participants in Iberclear show for that shareholder.

- Likewise, the Agent will add all positions demonstrated to the Affiliated Participants by shareholders of Iberdrola, S.A. whose interests are held on a co ownership basis, provided that they fully and accurately correspond to the various co-owners. In this case, when applying the preferential linear allotment, the Agent will verify that the co-owners of the Order fully and accurately correspond to the holders of the position or positions shown by the Affiliated Participants in Iberclear.

- If demand presented by Iberdrola shareholders in the Retail and Employee Tranche of the Offer is such that, as a result of the minimum linear allotment described above, that allotment as a whole exceeds 20% of the initial size of the Retail and Employee Tranche, the minimum linear allotment for each group of shareholders will be reduced on a proportional basis in the amount necessary so that each shareholder, within its group, is allotted the same amount. In no case regarding any group of shareholders may the linear allotment be less than 50% of the preferred allotment initially envisaged.

- In the event that, even though the minimum linear allotment has been reduced to 50% of the preferred allotment initially envisaged, that allotment as a whole exceeds 20% of the initial size of the Retail and Employee Tranche, the Orders placed by Applicants that are Iberdrola, S.A. shareholders shall be allocated using the draw-based system referred to in 5.2.3 c) (iv) above.

- It is expressly noted that that demand of Applicants that are

shareholders of Iberdrola, S.A. during the Term for Applications in the Retail and Employee Tranche of the Offer will not benefit from the preferential allotment described above, and will receive the same treatment as applications for subscription presented by Applicants that are not shareholders of Iberdrola, S.A. for purposes of the proration rules described in section 5.2.3 (c) above.

- The demand in Orders presented by Applicants that are shareholders of Iberdrola, S.A. in the Retail and Employee Tranche of the Offer, if any, that is not satisfied by the preferential allotment described above will be subject to the general proration system contemplated in referenced section 0 (c), and will receive the same treatment as the demand corresponding to the other Orders presented by Applicants that are not shareholders of Iberdrola, S.A.

Set out below is an example of prorating in the Retail Sub-Tranche taking into account the preferred allocation to shareholders described in this section.

PRORATING SIMULATION
RETAIL SUB-TRANCHE
PREFERRED ALLOCATION TO SHAREHOLDERS

In the event that the following were to arise from the Offer:

A. Shares allocated to Retail and Employees Sub-tranche: 153,602,360

B. Maximum number of shares that can be allocated to shareholders (Maximum established 20%): 30,720,472

C. Maximum sale price: 6.50 Euros

SCENARIO I FOR PREFERRED ALLOCATION TO SHAREHOLDERS

The number of shares to be allocated to Iberdrola shareholders does not exceed 20% of the number of shares allocated to the Retail and Employee Tranche:

ORDERS				
Number of Orders from shareholders	**Iberdrola Shares**	**Minimum linear allocation amount**	**Minimum linear Share allocation**	**Number of Shares allocated**
145,000	Between 1 and 6,000	500.00	76	11,020,000
80,000	Between 6,001 and 20,000	900.00	138	11,040,000
35,000	More than 20,000	1,500.00	230	8,050,000
260,000				**30,110,000**

The number of shares allocated does not exceed the maximum number of shares established for the Preferred Allocation, whereby all the relevant shares are allocated, with the remainder being allocated to the Retail and Employee Tranche.

SCENARIO II FOR PREFERRED ALLOCATION TO SHAREHOLDERS

The number of shares to be allocated to Iberdrola shareholders exceeds 20% of the number of shares allocated to the Retail and Employee Tranche, and the reduction of the minimum linear allocation to each group of shareholders does not exceed 50%.

ORDERS				
Number of Orders from shareholders	**Iberdrola Shares**	**Minimum linear allocation amount**	**Minimum linear Share allocation**	**Number of Shares allocated**
190,000	Between 1 and 6,000	500.00	76	14,440,000
95,000	Between 6,001 and 20,000	900.00	138	13,110,000
50.000	More than 20,000	1.500.00	230	11.500,000
335,000				**39,050,000**

As the number of shares to be allocated exceeds the established maximum number of shares, the applicable percentage reduction is calculated as follows:

(30,720,472 / 39,050,000 = 0.7866958259 = 78.66%). The amount of the minimum linear Allocation for each group is reduced by 21.34%.

ORDERS				
Number of Orders from shareholders	**Iberdrola Shares**	**Minimum linear allocation amount**	**Minimum linear Share allocation**	**Number of Shares allocated**
190,000	Between 1 and 6,000	393.30	60	11,400,000
95,000	Between 6,001 and 20,000	707.94	108	10,260,000
50,000	More than 20,000	1,179.90	181	9,050,000
335,000				**30,710,000**

All shares are allocated and the maximum number of shares established for the Preferred Allocation is not exhausted.

SCENARIO III FOR PREFERRED ALLOCATION TO SHAREHOLDERS

The number of shares to be allocated to Iberdrola shareholders exceeds 20% of the number of shares allocated to the Retail and Employee Tranche, and the reduction of the minimum linear allocation to each group of shareholders exceeds 50%.

ORDERS				
Number of Orders from shareholders	**Iberdrola Shares**	**Minimum linear allocation amount**	**Minimum linear Share allocation**	**Number of Shares allocated**
115,000	Between 1 and 6,000	500.00	76	8,740,000
125,000	Between 6,001 and 20,000	900.00	138	17,250,000
160,000	More than 20,000	1,500.00	230	36,800,000
400,000				**62,790,000**

As the number of shares to be allocated exceeds the established maximum number of shares, the applicable percentage reduction is calculated as follows:

(30,720,472 / 62,790,000 =0.4892573977 = 48.92%). The amount of the minimum linear Allocation for each group is reduced by 51.08%. As the percentage reduction exceeds 50%, the maximum reduction is applied.

ORDERS				
Number of Orders from shareholders	**Iberdrola Shares**	**Minimum linear allocation amount**	**Minimum linear Share allocation**	**Number of Shares allocated**
115,000	Between 1 and 6,000	250.00	38	4,370,000
125,000	Between 6,001 and 20,000	450.00	69	8,625,000
160,000	More than 20,000	750.00	115	18,400,000
400,000				**31,395,000**

The number of shares to be allocated exceeds the maximum number of shares established for the Preferred Allocation. All orders entitled to the Preferred Allocation are ordered alphabetically, and allocations will begin from the letter drawn by a notary public in a lottery draw, until the shares in this allocation have been exhausted.

e) Whether the treatment of subscriptions or bids to subscribe in the allotment may be determined on the basis of which firm they are made through or by

There is no difference in treatment of subscriptions based on the entity before which they are processed.

f) A target minimum individual allotment if any within the Retail Subtranche;

See section c) above regarding proration in the Retail Subtranche.

g) The conditions for the closing of the offer as well as the date on which the offer may be closed at the earliest

In section 5.01.3 above in this Share Securities Note the closing dates of the terms of the Offer are described.

h) Whether or not multiple subscriptions are admitted, and where they are not, how any multiple subscriptions will be handled

Subscription requests made under a co ownership system are allowed only in the Retail Subtranche.

Nevertheless, a single person may not present more than two requests jointly with another/other person(s) on a co ownership basis. If the same person presents more than two requests on a co ownership basis, all will be cancelled, respecting only the request or requests presented on an individual basis.

For these purposes when each and every one of the Applicants on several subscription requests are the same, they will be combined for purposes of control of maximums, constituting a single request that will be treated as such.

Both Orders and Applications will be taken into account for purposes of the limit of two requests referenced above. Notwithstanding the foregoing, if the number of

shares corresponding to the unrevoked Orders presented during the Term for Presentation of Orders for subscription exceeds the number of shares allotted to the Retail and Employee Tranche, for purposes of the foregoing limit of two requests only the referenced Orders will be taken into account, without considering the Applications received.

The limit on the number of requests that may be presented on a co ownership basis is independent of the maximum investment limit described in section 5.1.6 above in this Share Securities Note.

5.2.4 Process for notification to applicants of the amount allotted and indication whether dealing may begin before notification is made

The final allotment of shares in all Tranches will be performed by the Agent, in accordance with the rules set forth above, in any event on or before the 12 December 2007, coinciding with the Transaction Date of the Offer.

On the same day, the Agent will send details of the final allotment to each of the Underwriters for the Retail and Employee Tranche and for the Tranches for Qualified Investors, who will give notice thereof to the Applicants receiving allotments.

The allotment will be performed prior to admission to trading. It is contemplated that the Underwriters for the Retail and Employee Tranche and for the Tranches for Qualified Investors will notify the Applicants receiving allotments of that assignment within the following three working days.

5.2.5. Over-allotment and green shoe

a) Existence and size of any over-allotment facility and/or green shoe

The size of the total Offer allotted to the Tranches for Qualified Investors may be increased by up to 76,801,180 shares by decision of the Global Coordinators, acting in its/their own name(s) and for and on behalf of the Underwriters of the Tranches for Qualified Investors, by exercise of the purchase option (an option internationally known as a green shoe option) on 76,801,180 shares of the Companythat Iberdrola Generación S.A. (Unipersonal) contemplates granting to such Coordinators. This purchase option is granted to freely cover excess demand that may occur within these Tranches. Exercise thereof must be notified to the CNMV, to be disseminated by it, on the day of occurrence or the following working day, including the pertinent details, in particular the date of exercise and number and kind of shares in question.

The purchase option will apply to a maximum of 76,801,180 shares of the Company.

The purchase price of the shares, in the event of exercise of the green shoe, will be equal to the Price of the Tranches for Qualified Investors of the Offer.

b) The existence period of the over-allotment facility and/or green shoe.

The purchase option will be exercised, on one or more occasions, totally or partially, on the date of admission to trading (contemplated for the 13 December 2007), or during the thirty (30) calendar days following that date.

c) **Any conditions for the use of the over-allotment facility or exercise of the green shoe**

The purchase option possibly may be accompanied by a securities loan covering the over-allotments, if any, made by the Underwriters of the Tranches for Qualified Investors, to cover any excess demand occurring within that Tranche. If applicable, the loan would be granted by Iberdrola Generación, S.A. Unipersonal to the Global Coordinators or to the entity appointed by mutual agreement of Iberdrola, S.A. and the Global Coordinators, on behalf of the Underwriters of the Tranches for Qualified Investors. It would apply, as a maximum, to a number of shares equal to the number of shares subject to the referenced purchase option.

Securities loans generally are for a term comparable to the term of the green shoe option. The debt position in securities assumed by the Underwriters of the Tranches for Qualified Investors generally is covered by acquisition of such securities on the stock exchange (which if applicable could support the stability of the share price) or, directly, by exercise of the green shoe purchase option.

There is no condition whatever for exercise of the green shoe purchase option.

5.3 Prices

5.3.1. An indication of the price at which the securities will be offered. When the price is not known or there is no established and/or liquid market for the securities, indicate the method for determination of the price of the Offer, including who has set the criteria or is formally responsible for its determination. Indication of the amount of any expenses and taxes specifically charged to the subscriber or purchaser.

Illustrative and Non-Binding Price Range

For the sole purpose of giving investors a reference for making their subscription requests, the Company, by agreement with the Global Coordinators, has established an Illustrative and Non-Binding Price Range for the Company's shares subject to this Offer, between 5.3 and 7.0 euros per share.

The referenced Price Range implies assigning the Company a market capitalisation of all of its shares between 17,910 and 23,655 million euros, approximately, prior to the capital increase under the Public Offer for Subscription, and between 22,388 and 29,568 million euros, approximately, after that capital increase. Taking as a base the consolidated pro forma financial statements corresponding to the fiscal year ended 31 December 2006, prepared in accordance with the International Financial Reporting Standards, the market capitalisation assumes a PER between 70.0x and 92.4x before the capital increase under the public Offer for Subscription. and a PER of between 87.5x and 11.5x, following said capital increase.

It is expressly noted that the Price Range has been fixed by the Company by agreement with the Global Coordinators, there being no independent expert that assumes any responsibility for the valuation of the Company's shares resulting from that Price Range. This Price Range has been established using procedures for valuation of companies generally accepted by the market for this kind of transaction, taking into account the

characteristics and circumstances of the Company itself and the situation of the international financial markets.

It is noted that the final price or prices of the shares subject to the Offer may not be within the referenced Price Range.

The Company may, with agreement of the Global Coordinators, change the Illustrative and Non-Binding Price Range at any time prior to setting the Maximum Retail Price. Such change must be made known to the CNMV by publication of a material disclosure not later than the working day following the day the decision is adopted.

Maximum Retail Price

The Maximum Retail Price will be fixed on 3 December 2007, by agreement of the Company and the Global Coordinators. The Maximum Retail Price will be the amount paid by the Applicants for shares in the Retail and Employee Tranche, as a maximum, for each share allotted to them. It also will be the price taken into account for purposes of proration of this Tranche.

Price of the Tranches for Qualified Investors

The Price of the Tranches for Qualified Investors of the Offer will be set by the Company, acting by common agreement with the Global Coordinators, on 11 December 2007, after conclusion of the Public Offer Term for the Retail Tranche and the Book-Building Term for the Tranches for Qualified Investors, after evaluating the volume and quality of demand and the situation of the markets.

The Price of the Tranches for Qualified Investors will be the same for the International Tranche and the Spanish Tranche for Qualified Investors.

Retail Price

The Price of the Retail and Employee Tranche of the Offer will be the lesser of the following prices: (i) the Maximum Retail Price and (ii) the Price of the Tranche for Qualified Investors of the Offer.

Indication of the amount of any expenses and taxes specifically charged to the subscriber or purchaser

The amount to be paid by those allotted shares will be only the price thereof, provided that the subscription requests are provided only through the Underwriters for the Retail and Employee Tranche or for the Tranches for Qualified Investors, or the Related Distributors, if applicable.

Nor will expenses accrue against those allotted the shares for registration thereof in the names of those allotted shares in the accounting registers maintained by the Affiliated Participants. Nevertheless, the Affiliated Participants may establish, in accordance with the applicable laws, such administration fees and expenses that may be passed on as they freely determine for administering the securities or maintaining them in the book-entry records.

5.3.2. **Process for disclosure of the offer price**

The Price of the Retail and Employee Tranche and the Price of the Tranche for Qualified Investors of the Offer will be notified to the CNMV on 12 December 2007 or the following day by means of a reportable fact which must include a reference to the volume of demand registered in the Offer at the average price of the price range provided for in section 5.3.1 and at the price of the Offer.

5.3.3. **If the issuer's equity holders have pre-emptive acquisition rights and such rights are restricted or withdrawn, indication of the basis for the issue price if the issue is for cash, together with the reasons for and beneficiaries of such restriction or withdrawal**

Iberdrola, S.A., in its capacity as sole shareholder of the Company, has a pre-emptive subscription right within the framework of the capital increase occurring as a result of the Public Offer for Subscription. Notwithstanding the foregoing, prior to registration of this Prospectus, Iberdrola, S.A. has unconditionally and irrevocably waived that pre-emptive subscription right.

5.3.4. **Where there is or could be a material disparity between the Public Offer price and the effective cash cost to members of the administrative, management or supervisory bodies, or senior management or related persons, of securities acquired by them in transactions during the past year, or which they have the right to acquire, include a comparison of the public contribution in the proposed Public Offer and the effective cash contributions of such persons**

Does not apply.

5.4 Placing and underwriting

5.4.1 Name and address of the co-ordinator(s) of the global offer and of single parts of the offer and, to the extent known to the issuer or to the offeror, of the distributors in the various countries where the Offer takes place

Function	Name	Address
Global Coordinators	BBVA	Plaza de San Nicolás, 4, 48001 Bilbao (Vizcaya)
	Credit Suisse	One Cabot Square London E14 4QJ, United Kingdom
	JPMorgan	125 London Wall, London, EC2Y 5AJ, United Kingdom
	Merrill Lynch	2 King Edward Street, London, EC1A 1HQ, United Kingdom
	Morgan Stanley	25 Cabot Square Canary Wharf, London E14 4QA, United Kingdom
	RETAIL AND EMPLOYEE TRANCHE	
Lead Managers	BBVA	Plaza de San Nicolás, 4, 48001 Bilbao (Vizcaya)

Function	Name	Address
	Santander Investment	Ciudad Grupo Santander. Avenida de Cantabria, s/n, 28660 Boadilla del Monte (Madrid)
Lead Underwriters	Banco Español de Crédito, S.A.	Gran Vía de Hortaleza 3 Madrid
	Banco Popular Espaañol, S.A.	Velázquez, 34 28001 Madrid
	Bankinter, S.A.	Paseo de la Castellana 29 28046 Madrid
	Bilbao Bizkaia Kutxa, Aurrezki Kutxa eta Bahitetxea (BBK)	Gran Vía 30-32 Bilbao
	Caixa d'Estalvis i Pensions de Barcelona ("la Caixa")	Avenida Diagonal 621-629 08028 Barcelona
	Caja de Ahorros y Monte de Piedad de Madrid	Plaza de Celenque 2 28013 Madrid
	Caja de Ahorros de Valencia, Castellón y Alicante, Bancaja	Caballeros 2 Castellón de La Plana
	Caja de Ahorros de Castilla La Mancha	Parque de San Julián 20 16001 Cuenca
	Caja de Ahorros de Salamanca y Soria (Caja Duero)	Plaza de los Bandos 15-17 37002 Salamanca
	Caja de Ahorros de Murcia	Gran Vía Escultor Salzillo 23 30005 Murcia
	Caja España de Inversiones, C.A.M.P.	Edificio Botines de Gaudí Plaza San Marcelo 5 24002 León
	Montes de Piedad y Caja de Ahorros de Ronda, Cádiz, Almería, Málaga y Antequera (Unicaja)	Avenida de Andalucía, 10-12 29002 Málaga
Underwriters	Banca March, S.A.	Avenida Alejandro Roselló 8 7002 Palma de Mallorca (Islas Baleares)
	Banco Espírito Santo de Investimento, S.A., Sucursal en España	Serrano 88 28006 Madrid
	Banco Cooperativo Español, S.A.	Virgen de los Peligros 4, Madrid 28013
	Banco de Finanzas e Inversiones, S.A. (Fibanc Mediolanum)	Avenida Diagonal 668-670 08034 Barcelona
	Banco Guipuzcoano, S.A.	**Avenida de la Libertad 21 20004 San Sebastián**
	Banco Pastor S.A.	**Cantón Pequeño 1 15003 La Coruña**
	Banco de Sabadell, S.A.	Plaza de Sant Roc, 20 8201 Sabadell (Barcelona)
	Barclays Bank, S.A.	**Plaza de Colón 1 28046 Madrid**
	Caixa de Aforros de Vigo, Ourense e Pontevedra (CAIXANOVA)	**Avenida de García Barbón 1-3 36201 Vigo**

Function	Name	Address
	Caja de Ahorros Municipal de Burgos	**Plaza de la Libertad S/N Casa del Cordón 09004 Burgos**
	Caja Laboral S.Coop. de Crédito	**Paseo José María Arizmendiarrieta 4 20500 Mondragón Guipúzcoa**
	Caja de Ahorros y Monte de Piedad de Navarra	**Avenida Carlos III 8 31002 Pamplona**
	Caja de Ahorros del Mediterráneo	San Fernando, 40 3001 Alicante
	Caja de Ahorros de Vitoria y Álava-Araba eta Gasteiz Aurrezki Kutxa (Caja Vital)	**Postas 13-15 01004 Vitoria-Gasteiz**
	Caja de Ahorros y Monte de Piedad de Zaragoza, Aragón y Rioja (Ibercaja)	**Plaza Paraíso 2 50008 Zaragoza**
	Confederación Española de Cajas de Ahorros (Ceca)	Alcalá 27 28014 Madrid
	Consulnor Servicios Financieros Sociedad de Valores, S.A.	**Gran Vía 38, Segunda Planta 48009 Bilbao**
	Gaesco Bolsa, Sociedad de Valores, S.A.	**Avenida Diagonal 429 08036 Barcelona**
	General de Valores y Cambios S.V., S.A.	**Rambla de Catalunya 53-55 08007 Barcelona**
	Caja de Ahorros y Monte de Piedad de Gipuzcoa d San Sebastián- Gipuzkoa eta Donostiako Aurrezki Kutxa	**Garibay 15 20004 Donostia-San Sebastián**
	Banco Inversis Net, S.A.	Avenida de la Hispanidad, 6 28042 Madrid
	Morgan Stanley, S.V., S.A.	**Serrano 55 28006 Madrid**
	Renta 4 S.V., S.A.	**Paseo de la Habana 74 28036 Madrid**
	Venture Finanzas, Sociedad de Valores, S.A.	**Dr. Fleming 21, Esc. B, bajos 08017 Barcelona**

SPANISH TRANCHE FOR QUALIFIED INVESTORS

Lead Managers	BBVA	Plaza de San Nicolás, 4, 48001 Bilbao (Vizcaya)
	Santander Investment	Ciudad Grupo Santander. Avenida de Cantabria, s/n, 28660 Boadilla del Monte (Madrid)

Function	Name	Address
Lead Underwriters	**Banco Español de Crédito, S.A.**	**Gran Vía de Hortaleza 3 Madrid**
	Caja de Ahorros y Monte de Piedad de Madrid	**Plaza de Celenque 2 28013 Madrid**
	Credit Suisse	One Cabot Square Londres, E14 4QJ, United Kingdom
	JPMorgan	125 London Wall, Londres, EC2Y 5AJ, United Kingdom
	Mercavalor, S.V., S.A.	**Avda. de Brasil, 7 28020 Madrid**
	Merrill Lynch	2 King Edward Street, Londres, EC1A 1HQ, United Kingdom
	Morgan Stanley	25 Cabot Square, Canary Wharf, Londres E14 4QA, United Kingdom
	Norbolsa, S.V., S.A.	Navarra, 5-2ª Planta 48001 Bilbao
	INTERNATIONAL TRANCHE	
Lead Managers	Credit Suisse	One Cabot Square London E14 4QJ, United Kingdom
	JP Morgan	125 London Wall London EC2Y 5AJ United Kingdom
	Merrill Lynch	2 King Edward Street, London, EC1AHHQ, United Kingdom
	Morgan Stanley	25 Cabot Square Canary Wharf, London E14 4QA, United Kingdom
Lead Underwriters	ABN AMRO Bank N.V. and NM Rothschild & Sons Limited (trading together as ABN AMRO Rothschild, an unincorporated equity capital markets joint venture)	ABN AMRO Rothschild, 250 Bishopsgate, Londres, EC2M 4AA, United Kingdom
	BBVA	Plaza de San Nicolás, 4, 48001 Bilbao (Vizcaya)
	BNP Paribas	16 Boulevard des Italiens, 75009 París, France
	Calyon	9 Quai du Président Paul Doumer, 92920 París la Défense, France
	Dresdner Bank AG, London Branch	30 Gresham Street, Londres EC2V, 7PG, United Kingdom
	HSBC Bank plc	8 Canada Square, Londres E14 5HQ, United Kingdom
	Santander Investment	Ciudad Grupo Santander. Avenida de Cantabria, s/n, 28660 Boadilla del Monte (Madrid)
	Société Générale	Société Générale, 17 Cours Valmy, 92800 Puteaux, France

Acting as Related Distributors of the Underwriters for the Retail and Employee Tranchers will be the following:

As Related Distributors of BBVA:

- Uno-E Bank, S.A.
- Banco Depositario BBVA, S.A.

As Related Distributors of Banco Cooperativo Español, S.A.:

- Caja Rural Nuestra Madre del Sol de Adamuz, S.C.A.C.
- Caja Rural de Albacete, S.C.C.
- Caja Rural de Albal, C.C.V.
- Caixa Rural Albalat dels Sorells, C.C.V.
- Caja Rural San Jose de Alcora, S.C.C.V.
- Caixa Rural d'Algemesí, S.C.V.C.
- Caja Rural de Alginet, S.C.C.V.
- Caja Rural San Jose de Almassora, S.C.C.V.
- Caja Rural San Roque de Almenara, S.C.C.V.
- Caja Rural de Almendralejo, S.C.C.
- Caja Rural San Jaime de Alquerías Del Niño Perdido.
- Caixa Rural Altea, C.C.V.
- Caja Rural de Aragón, S.C.C.
- Caja Rural de Asturias, S.C.C.
- Caixa Rural de Balears, S.C.C.
- Caixa Rural Benicarló, S.C.C.V.
- Caja Rural de Betxí, S.C.C.V.
- Caja Rural de Burgos, S.C.C.
- Caja Rural San Jose de Burriana, S.C.C.V.
- Caixa Popular - Caixa Rural, S.C.C.V.
- Caja Rural de Baena Ntra. Sra. de Guadalupe, S.Coop. de Crédito Andaluza.
- Caja Rural de Cañete de Las Torres Ntra. Sra. del Campo, S.C.A.C.

- Caja Rural del Sur, S. Coop. de Crédito.
- Caja Rural Regional San Agustín Fuente Álamo Murcia, S.C.C.
- Caja Campo, Caja Rural, S.C.C.
- Caixa Rural de Callosa d'en Sarriá, C.C.V.
- Caja Rural de Canarias, S.C.C.
- Caja Rural de Casas Ibañez, S.C.C.A.
- Caja Rural de Casinos, S.C.C.V.
- Caja Rural Castellón San Isidro, S.C.C.V.
- Caja Rural de Fuentepelayo, S.C.C.
- Caja Rural de Cheste, S.C.C.
- Caja Rural La Junquera de Chilches, S.C.C.V.
- Caja Rural de Ciudad Real, S.C.C.
- Caja Rural de Córdoba, S.C.C.
- Caixa Rural Les Coves de Vinromà, S. Coop. De Crèdit V.
- Credit Valencia, Caja Rural, C.C.V.
- Caja Rural de Cuenca, S.C.C.
- Caja Rural del Duero, S.C.C.L.
- Caja Rural de Extremadura, S.C.C.L.
- Caixa Rural Galega, S.C.C.L.G.
- Caja Rural de Gijón, C.C.
- Caja Rural de Granada, S.C.C.
- Caja Rural De Jaén, S.C.C.
- Caixa Rural de L'Alcudia, S.C.V.C.
- Caja Rural de La Roda, S.C.C.
- Caja Rural de Mota Del Cuervo, S.C.L.C.A.
- Caja Rural Aragonesa y de Los Pirineos, S.C.C.

- Caja Rural de Navarra, S.C.C.
- Caja Rural Nuestra Señora del Rosario de Nueva Carteya, S.C.A.C.
- Caja Rural San Jose de Nules, S.C.C.V.
- Caja Rural Ntra. Sra. de La Esperanza De Onda, S.C.C.V
- Caja Rural Central, S.C.C.
- Caja de Crédito de Petrel, Caja Rural, C.C.V.
- Caja Rural del Mediterráneo, Ruralcaja, S.C.C.
- Caja Rural de Salamanca, S.C.C.
- Caixa Rural La Vall "San Isidro", S.C.C.V.
- Caixa Rural Sant Vicent Ferrer de La Vall D'uixó, Coop. de Crèdit V.
- Caja Rural de Segovia, S.C.C.
- Caja Rural de Soria, S.C.C.
- Caja Rural de Tenerife, S.C.C.
- Caja Rural de Teruel, S.C.C.
- Caja Rural de Toledo, S.C.C.
- Caixa Rural Torrent, C.C.V.
- Caixa Rural de Turis, C.C.V.
- Caja Rural de Utrera, S.C.A.L.C.
- Caja Rural San Isidro de Vilafamés, S.C.C.V.
- Caja Rural de Villamalea, S.C.C.A.
- Caja Rural Católico- Agraria de Vila-Real, S.C.C.V.
- Caixa Rural Sant Josep de Vilavella, S.C.C.V.
- Caixa Rural Vinarós, S.C.C.V.
- Caja Rural De Zamora, C.C.

As Related Distributors of Banco Popular Español, S.A.:

- Banco de Andalucía, S.A.
- Banco de Castilla, S.A.
- Banco de Vasconia, S.A.
- Banco de Galicia, S.A.
- Banco de Crédito Balear, S.A.
- Bancopopular-e.com, S.A.
- Popular Bolsa S.V.B.
- Popular Banca Privada S.A.

As Related Distributors of Banco Sabadell, S.A.:

- Ibersecurities, SV, S.A.
- Banco Urquijo Sabadell Banca Privada, S.A.

As Related Distributors of Bilbao Bizkaia Kutxa, Aurrezki Kutxa eta Bahitetxea (BBK):

- Norbolsa S.V.B. S.A.

As Related Distributors of Caja de Ahorros y Monte de Piedad de Gipuzkoa y San Sebastián- Guipuzkoa eta Donostiako Aurrezki Kutxa:

- Banco Madrid, S.A.
- Norbolsa S.V.B. S.A.

As Related Distributors of Caja de Ahorros y Monte de Piedad de Madrid:

- Altae Banco Privado, S.A.
- Cajamadrid Bolsa, S.V.B., S.A.

As Related Distributors of Caja de Ahorros de Salamanca y Soria (Caja Duero):

- Finanduero S.V., S.A. Sdad. Unipersonal.

As Related Distributors of Caja de Ahorros de Valencia, Castellón y Alicante, (Bancaja):

- Banco de Valencia, S.A.
- Arcalia Patrimonios, A.V., S.A.
- Mercavalor Sociedad de Valores, S.A.

As Related Distributors of Confederación Española de Cajas de Ahorros (CECA):

- Caja de Ahorros de la Inmaculada de Aragón.
- Caixa d'Estalvis de Girona.
- Caixa d'Estalvis Comarcal de Manlleu.
- Caixa d'Estalvis de Terrassa.
- Caixa d'Estalvis Laietana.
- Caixa d'Estalvis de Manresa.
- Caja de Ahorros y M.P. de Ontinyent.
- Caixa d'Estalvis del Penedès.
- Caixa d'Estalvis de Sabadell.
- Caixa d'Estalvis de Tarragona.
- Caja de Ahorros de Galicia..
- Caja General de Ahorros de Canarias.
- Caja de Ahorros de Santander y Cantabria.
- Caja de Ahorros y M.P. del Círculo Católico de Obreros de Burgos.
- Caja de Ahorros de Ávila.
- M.P. y Caja General de Ahorros de Badajoz.
- Caja de Ahorros y M.P. de Extremadura.
- Caja de Ahorro Provincial de Guadalajara.
- Caja Provincial de Ahorros de Jaén.
- Caja General de Ahorros de Granada.
- Caja de Ahorros de La Rioja.
- M.P. y Caja de Ahorros San Fernando de Huelva, Jerez y Sevilla.
- Caja de Ahorros y M.P. de Segovia.
- Caja de Ahorros y M.P. de Córdoba.
- Caja de Ahorros de Asturias.

- Caja de Ahorros de Pollença.
- Caja Insular de Ahorros de Canarias.
- Caja de Ahorros y M.P. de las Baleares.
- ACA Valores, S.V., S.A.
- CAI Bolsa, S.V. S.A.
- Ahorro Corporación Financiera, S.V. S.A.

As Related Distributors of Renta 4 S.V., S.A.:

- ING Direct NV (Sucursal en España)

As Related Distributors of Santander Investment:

- Banco Santander, S.A.
- Banco Banif, S.A.
- Open Bank Santander Consumer, S.A.
- Santander Consumer Finance, S.A.
- Santander Investment Bolsa, S.V., S.A.

As Related Distributor of Caja de Ahorros de Vitoria y Álava (Caja Vital):

- . Norbolsa, S.V., S.A.

As Related DistributorDistributor of Banco Espírito Santo de Investimento, S.A., Sucursal en España:

- Banco Espírito Santo, S.A.

Similarly, the following will act as Distributors of the Underwriters of the Spanish Tranche for Qualified Investors:

As Distributor of Caja de Ahorros y Monte de Piedad de Madrid:

- Altae Banco Privado, S.A.
- Cajamadrid Bolsa, S.V.B., S.A.

As Distributor of Banco Español de Crédito, S.A.:

- Banesto Bolsa, S.A., S.V.

As Distributor of Mercavalor, S.V., S.A.:

- Bankinter, S.A.

- Banco Cooperativo Español, S.A.
- Banco Guipuzcoano, S.A.
- Banco Pastor, S.A.
- Caja de Ahorros de Valencia, Castellón y Alicante (Bancaja).

As Distributor of Morgan Stanley & Co. International Plc.:

- Morgan Stanley S.V. S.A.

5.4.2 Name and address of any paying agent and the depository agents in each country

The Agent for the Offer is Banco Bilbao Vizcaya Argentaria, S.A. with registered office in Bilbao (Vizcaya), plaza de San Nicolás, 4.

5.4.3 Name and address of the entities agreeing to underwrite the issue on a firm commitment basis, and name and address of the entities agreeing to place the issue without a firm commitment or under "best efforts" arrangements. Indication of the material features of the agreements, including the quotas. Where not all of the issue is underwritten, a statement of the portion not covered. Indication of the overall amount of the underwriting commission and of the placing commission

The Protocols of Intent regarding Underwriting and Distribution Commitment for the Retail and Employee Tranche and Spanish Tranche for Qualified Investors have been signed on 21 November 2007 (the "**Underwriting Protocols**"). It is contemplated that the signatories of the Underwriting Protocols will sign the Underwriting Agreements for the Retail and Employee Tranche and for the Spanish Tranche for Qualified Investors on 3 and 11 December 2007, respectively.

Indicated below are the entities that have signed the Underwriting Intent Protocols and Distribution Commitment for the Retail and Employee Tranche and the Spanish Tranche for Qualified Investors, as well as those that are contemplated to be signed at the time of the International Insurance Contract stating the illustrative and initial number of shares expected to be underwritten in each Tranche and the percentage that those shares represent of the initial number of shares offered in that Tranche. But it must be borne in mind that the final number of shares underwritten by each entity will be the one appearing in the corresponding Underwriting Agreement:

Retail Tranche and Employees		
Entity	**%**	**Shares**
BBVA	30.00%	46,080,708
Santander Investment	25.00%	38,400,590
Caja de Ahorros de Valencia, Castellón y Alicante, Bancaja	3.75%	5,760,089
Banco Popular, S.A.	3.75%	5,760,089
Caja de Ahorros y Monte de Piedad de Madrid	3.75%	5,760,089
Caixa d'Estalvis i Pensions de Barcelona ("la Caixa")	3.75%	5,760,089
Banco Español de Crédito, S.A.	3.75%	5,760,089
Bankinter, S.A.	3.75%	5,760,089

Retail Tranche and Employees		
Entity	**%**	**Shares**
Bilbao Bizkaia Kutxa, Aurrezki Kutxa eta Bahitetxea (BBK)	2.00%	3,072,048
Montes de Piedad y Caja de Ahorros de Ronda, Cádiz, Almería, Málaga y Antequera (Unicaja)	2.00%	3,072,048
Caja de Ahorros de Castilla-La Mancha	2.00%	3,072,048
Caja de Ahorros de Salamanca y Soria (Caja Duero)	2.00%	3,072,048
Caja de Ahorros de Murcia	2.00%	3,072,048
Caja España de Inversiones, C.A.M.P.	2.00%	3,072,048
Banca March, S.A.	0.4375%	672,010
Banco Cooperativo Español, S.A.	0.4375%	672,010
Banco Espírito Santo, S.A., Sucursal en España	0.4375%	672,010
Banco de Finanzas e Inversiones, S.A. (Fibanc Mediolanum)	0.4375%	672,010
Banco Guipuzcoano, S.A.	0.4375%	672,010
Banco Pastor S.A.	0.4375%	672,010
Banco de Sabadell, S.A.	0.4375%	672,010
Barclays Bank, S.A.	0.4375%	672,010
Caixa de Aforros de Vigo, Ourense e Pontevedra (Caixanova)	0.4375%	672,010
Caja de Ahorros Municipal de Burgos	0.4375%	672,010
Caja Laboral S.Coop. de Crédito	0.4375%	672,010
Caja de Ahorros y Monte de Piedad de Navarra	0.4375%	672,010
Caja de Ahorros del Mediterráneo	0.4375%	672,010
Caja de Ahorros de Vitoria y Álava-Araba eta Gasteiz Aurrezki Kutxa (Caja Vital)	0.4375%	672,010
Caja de Ahorros y Monte de Piedad de Zaragoza, Aragón y Rioja (Ibercaja)	0.4375%	672,010
Confederación Española de Cajas de Ahorros (CECA)	0.4375%	672,010
Consulnor Servicios Financieros Sociedad de Valores, S.A.	0.4375%	672,010
Gaesco Bolsa, Sociedad de Valores, S.A.	0.4375%	672,010
General de Valores y Cambios S.V., S.A.	0.4375%	672,010
Caja de Ahorros y Monte de Piedad de Gipuzkoa y San Sebastián-Gipuzkoa eta Donostiako Aurrezki Kutxa	0.4375%	672,010
Banco Inversis Net, S.A.	0.4375%	672,010
Morgan Stanley, S.V., S.A.	0.4375%	672,010
Renta 4 S.V., S.A.	0.4375%	672,010
Venture Finanzas, Sociedad de Valores, S.A.	0.4375%	672,010
TOTAL	**100.00%**	**153,602,360**

Spanish Tranche for Qualified Investors		
Entity	**%**	**Shares**
BBVA	40.00%	46,080,710
Santander Investment	30.00%	34,560,532
Banco Español de Crédito, S.A.	3.75%	4,320,066
Caja de Ahorros y Monte de Piedad de Madrid	3.75%	4,320,066
Credit Suisse	3.75%	4,320,066
JPMorgan	3.75%	4,320,066
Mercavalor, S.V., S.A.	3.75%	4,320,066
Merrill Lynch	3.75%	4,320,066
Morgan Stanley	3.75%	4,320,066
Norbolsa, S.V., S.A.	3.75%	4,320,066
TOTAL	**100.00%**	**115,201,770**

Internacional Tranche		
Entity	**%**	**Shares**
Credit Suisse	18.00%	89,857,382
JP Morgan	18.00%	89,857,382
Merrill Lynch	18.00%	89,857,382
Morgan Stanley	18.00%	89,857,382
ABN AMRO Bank N.V. and NM Rothschild & Sons Limited (trading together as ABN AMRO Rothschild, an unincorporated equity capital markets joint venture)	4.00%	19,968,306
BBVA	4.00%	19,968,306
BNP Paribas	4.00%	19,968,306
Calyon	4.00%	19,968,306
Dresdner Bank AG, London Branch	4.00%	19,968,306
HSBC Bank plc	4.00%	19,968,306
Santander Investment	4.00%	19,968,306
TOTAL	**100.00%**	**499,207,670**

Retail and Employee Tranche and Spanish Tranche for Qualified Investors

Below is a description of the principal characteristics of the Underwriting Protocols:

A) Underwriting

The Underwriters signing the Underwriting and Distribution Agreement commit, as provided therein and on a joint (but not several) basis, to distribute on the Spanish market or themselves acquire at the Underwriting Price, as defined below, the shares corresponding to the amount of the Offer assigned to the Retail and Employee Tranche or to the Spanish Tranche for Qualified Investors, as applicable, that, underwritten by each of them pursuant to that Underwriting and Distribution Agreement, have not been acquired by third parties, if during the term established for that purpose sufficient subscription requests or proposals are not presented to cover the total number of shares allotted to those Tranches. These obligations will not be enforceable in cases of automatic revocation of the Offer or withdrawal, as contemplated in this Share Securities Note.

The firm underwriting commitment of the Underwriters will only exist from the time they sign the Underwriting Agreement for the Retail and Employee Tranche or for the Spanish Tranche for Qualified Investors, and will be subject to the terms thereof.

For that purpose the Company will notify the CNMV as a material disclosure of the identity of the entities signing the corresponding Underrating Agreements and the amount finally underwritten by those entities.

The Underwriters of each of the Tranches will have the unconditional obligation together to assume an additional 15% of the total underwriting of each of the Tranches, if any of the Underwriters that has signed the Underwriting Agreement for any of the Tranches does not meet its underwriting commitments. They will be distributed among the other Underwriters in proportion to their respective underwriting commitments assumed under the corresponding Underwriting Agreement. The fact that the entities in the underwriting syndicate have been required to enforce this additional commitment as a result of breach by any of the underwriters of its underwriting obligation will not in

and of itself constitute grounds for termination of any of the Underwriting Agreements by reason of force majeure.

In the Retail and Employee Subtranche, the underwriting commitment extends to the shares assigned thereto in accordance with the rules for redistribution among Tranches in this Share Securities Note. For these purposes the Agreement will provide for generic underwriting of such shares as may be allotted to the Retail and Employee Tranche as a result of the application of a redistribution in accordance with this Share Securities Note.

B) <u>Distribution</u>

The distribution of shares will be undertaken through the Underwriters and, in the Retail and Employee Tranche, also through the Related Distributors, if any. These entities will commit to acquire, for and on behalf of third parties, all shares that are finally allotted to the Applicants that presented their subscription requests (Orders, Applications or Proposals) directly or indirectly through them.

In the Retail and Employee Tranche, each Underwriter must receive and process any valid request for subscription of shares directly presented to it, in addition to those that are presented through its Related Distributors. No Distributor or Underwriter or Related Distributor, if any, is authorised to receive or process requests presented to it by investors to which the Offer is not addressed.

In the Spanish Tranche for Qualified Investors, the Underwriters thereof will obtain Proposals from qualified investors in such manner that they may be chosen by the Company. Such Underwriters must receive and process any valid Proposal for subscription of shares presented to them.

In all tranches the Underwriters and the Related Distributors, if any, have assumed the commitment not to collect any expense or fee from investors by reason of their participation in this Public Offer, including in the event of revocation of the Offer.

C) <u>Grounds for termination by reason of force majeure</u>

The Underwriting Agreements for the Retail and Employee Tranche and for the Spanish Tranche for Qualified Investors may be terminated by decision of the Company, after non-binding consultation with the Global Coordinators, or by joint decision of all of the Global Coordinators, after non-binding consultation with the Company, in the event of occurrence, at any time after signature and until 8:00 p.m. Madrid time on the Transaction Date, of any event of force majeure or extraordinary change in market conditions.

For these purposes, events of force majeure or extraordinary change in market conditions will include the following situations, provided that they make compliance with the Underwriting Agreements for the Retail and Employee Tranche and the Spanish Tranche for Qualified Investors by the Underwriters exceptionally burdensome or objectively unadvisable:

1. Suspension or significant limitation of trading of shares by the competent authorities of the Madrid, Barcelona, Bilbao, Valencia (including the Continuous Market), London or New York Stock Exchanges.

2. Any moratorium or the general suspension of banking activity in Spain, the United Kingdom or the United States of America declared by the competent authorities, or a substantial disruption of banking activities or of securities clearing and settlement activities in Spain, the United Kingdom or the United States of America.

3. An outbreak or escalation of hostilities or any conflict of a similar nature or a wide-reaching act of terrorism or declaration of war or national emergency, provided that it negatively and substantially affects the Spanish stock market indexes.

4. The occurrence of any other kind of calamity or crisis or substantial change in the domestic or international political, economic or financial situation or in the currency markets or an event that foreseeably may lead thereto, provided that it negatively and substantially affects the Spanish stock market indexes.

5. A substantial change in the economic, financial or equity status of the Company.

6. The amendment of the legislation of Spain or the United States of America or approval of any draft that implies foreseeable amendment of the legislation of Spain or the United States of America, which may negatively and materially affect the business of IBERDROLA RENOVABLES, the Offer, the shares of the Company or their transferability or the rights of holders of such shares.

7. The occurrence of circumstances not known at the time the prospectus is registered other than those provided for in the preceding paragraphs that could have a very negative and material effect on IBERDROLA RENOVABLES, on the Offer, on the shares of the Company or on the rights of the shareholders of the Company.

Termination for any of the reasons contemplated herein of the Underwriting Protocols or the Underwriting Agreements will result in termination of the Underwriting Protocols and the Underwriting Agreements, as applicable, and in any event automatic revocation of the Offer.

D) Underwriting Price

It will be the price per share at which the Underwriters commit to acquire the excess underwritten shares (the "**Underwriting Price**").

The Underwriting Price for all Tranches will be equal to the Price of the Tranches for Qualified Investors of the Offer.

The Underwriting Price also will be determined by the Company by agreement with the Global Coordinators.

There will only be a firm underwriting commitment of the Underwriters for the Retail Subtranche and the Spanish Tranche for Qualified Investors when the Underwriters execute the respective Underwriting and Distribution Agreements.

E) Unauthorised publicity

By virtue of the provisions of the Underwriting Protocols, the Underwriters commit in the Underwriting and Distribution Agreements to abstain and cause their respective Related Distributors to abstain from engaging in publicity related to the Offer or their participation therein, without authorisation of the Company and the Global Coordinators.

F) Fees

The Underwriters will receive the following fees against the various tranches of the Offer, calculated on the result of multiplying the underwriting price (which will be equal to the price of the Tranches for Qalified Investors of the Offer) by the number of shares underwritten in each tranche, independent of the success fee described below. The breakdown of the fees will be as follows:

- *Praecipium*: fee payable to the Global Coordinators: 0.1%.
- Management: fee payable to the Lead Managers in proportion to their respective underwriting commitments (including the Global Coordinators): 0.1%.
- Underwriting: fee payable to the Underwriters in proportion to their respective underwriting commitments: 0.2%.
- Distribution: fee payable to the Underwriters (i) for the Retail and Employee Tranche, of 0.85%, in proportion to the allotments of shares, as regards the Orders and Applications for subscription of shares presented by them and, if applicable, by their Related Distributors; (ii) for the Spanish Tranche of Qualified Investors, of 0.5% in proportion to the respective underwriting commitments.

In addition, a Success Fee has been established for the Tranche for Qualified Investors, up to a maximum of 0.5% of the amount underwritten in said Tranches, in favour of the various entities that ultimately comprise the syndicate of banks participating in the same.

Regarding this Success Fee, the Company will have full discretionary authority as to: (i) whether or not it is granted; (ii) the final amount of this fee up to the indicated maximum of 0.5%; and (iii) the manner in which this amount is to be distributed among the various entities that ultimately comprise the syndicate of banks participating in the Offer.

As regards the Retail Subtranche, the Success Fee will vary from 0.25% to 0.75% of the amount resulting from multiplying the Underwriting Price of the Offer by the number of shares ultimately subject to allotment to the Retail Subtranche ("**Amount of the Retail Subtranche**"). This fee will accrue and be governed in accordance with the following rules:

(i) When determining whether the Success Fee has been earned, the demand through each of the Underwriters for the Retail Subtranche during the Term for Presenting Orders will be taken into account. For these purposes it will be calculated as the difference between the number of shares requested by investors in the Orders

presented to the corresponding Underwriter or its Related Distributors, less the withdrawals, if any, presented and the cancellations of Orders pursuant to the rules contemplated in the Prospectus.

(ii) If during the terms indicated below the demand through each of the Underwriters in the Retail Subtranche during the Term for Presentation of Orders, calculated as provided in the preceding paragraph, is in excess of the initial number of shares subject to underwriting by that Underwriter, it will receive the referenced Success Fee in accordance with the provisions of the following table:

Demand during the Term for Presentation of Orders by comparison with the initial number of shares to be underwritten as contemplated in the Underwriting Protocol of the Retail and Employee Tranche	Allotted shares corresponding to the Orders formulated by November 30, 2007	Shares allotted corresponding to the remainder of the Term for Presentation of Subscription Orders
More than 200%	0.75%	0.50%
Between 100% and 200%	0.50%	0.25%

The amount of the Success Fee payable to each of the Underwriters in accordance with the foregoing table will be the result of applying the percentages set forth in the table to the amount resulting from multiplying the Underwriting Price of the Offer by the number of shares allotted, respectively, during the terms indicated in the preceding table.

Exercise of the green shoe purchase option will earn the foregoing fees in full, including the success fee, if applicable.

The shares subject to distribution in the Employee Subtranche, which in principle will not exceed 1% of the offer, will earn *praecipium* and management, underwriting and distribution fees.

The underwriting fees, as well as the distribution of the Underwriting Entities that will not sign the Underwriting Contract for the Retail and Employees Tranche will be wholly used for stabilisation expenses, if necessary.

G) Assignment of the fees

The Underwriters signing the Underwriting Agreements may not assign the indicated fees in whole or in part, except in the cases contemplated in those Underwriting Agreements or when the assignment is made in favour of financial intermediaries authorised to engage in the activities described in articles 63 and 64 of the Securities Market Act, that are a part of the Underwriter's group or its representatives or agents duly registered with the CNMV or the Bank of Spain.

Underwriting Agreement for the International Tranche

As indicated above, it is contemplated that on 11 December 2007 an underwriting agreement will be signed for the International Tranche (the "**Underwriting Agreement**

for the International Tranche"). Under this agreement the Underwriters of the International Tranche, if any, that sign it will commit to distribute among institutional and qualified investors to which this Tranche of the Offer is addressed and, if not, to acquire or subscribe, as applicable, the shares assigned thereto.

The Underwriting Agreement for the International Tranche will be in accordance with customary practices for international underwriting agreements, in particular as regards the representations and warranties made by the Company and the grounds for termination.

The Underwriting Price will be the Price of the Tranche for Qualified Investors.

The specific fees for the International Tranche are as indicated in section 5.4.3. F) above below for the Spanish Tranche for Qualified Investors.

If the Price of the Tranche for Qualified Investors is not fixed on the terms established in this Share Securities Note, the Underwriting Agreement for the International Tranche will not be executed and the Offer as a whole will be automatically revoked.

Neither the Global Coordinators nor any other person that has been invited to sign the International Underwriting Agreement, nor the entities requesting shares in this Tranche, will be entitled to claim any indemnification for this reason.

5.4.4 When the underwriting agreement has been or will be reached

On 21 November 2007 the Underwriting Intent Protocol and Distribution Commitment for the Retail and Employee Tranche was signed, as was the Underwriting Intent Protocol and Distribution Commitment for the Spanish Tranche for Qualified Investors. It is contemplated that the Underwriting and Distribution Agreement for the Retail Subtranche will be signed on 3 December 2007.

For their part, it is contemplated that the Underwriting and Distribution Agreement for the Spanish Tranche for Qualified Investors and the Underwriting Agreement for the International Tranche will be signed on 11 December 2007.

6. ADMISSION TO TRADING AND DEALING ARRANGEMENTS

6.1 An indication as to whether the securities offered are or will be the object of an application for admission to trading, with a view to their distribution in a regulated market or other equivalent markets with indication of the markets in question. The circumstance must be mentioned, without creating the impression that admission to trading will necessarily be approved. If known, the earliest dates the securities will be admitted to trading must be given

Pursuant to the resolutions of the Board of Directors of the Company of November 5, 2007, adopted in execution of the decision of Iberdrola, S.A. in its capacity as sole shareholder of the Company on the same date, admission to official trading of all of the shares of the Company (including the newly-issued shares subject to this Offer) on the Madrid, Barcelona, Bilbao and Valencia stock exchanges will be requested, as has their inclusion in the Exchange Interconnection System (Continuous Market).

It is contemplated that all of the shares of the Company (including the newly-issued shares subject to this Offer) will be admitted to the trading on 13 December 2007. If the admission to trading has not occurred by 13 December 2007, the Company commits to notify the investors of the reasons for the delay by means of the appropriate notice to the CNMV.

If the shares of the Company have not been admitted to trading before midnight Madrid time on 14 January 2008, all Tranches of the Offer will be revoked and terminated, the provisions of section 5.1.4 above in this Share Securities Note then being applicable.

In this regard, the Company is aware of and agrees to submit to such rules as may exist or be issued regarding the exchange, particularly those regarding listing, continued listing and delisting.

6.2 All the regulated markets or equivalent markets on which, to the knowledge of the issuer, securities of the same class as the securities to be offered or admitted to trading are already admitted to trading.

The shares of the Company currently are not admitted to trading on any regulated market.

6.3. If simultaneously or almost simultaneously with the creation of the securities for which admission to a regulated market is being sought securities of the same class are subscribed for or placed privately or if securities of other classes are created for public or private placing, give details of the nature of such operations and of the number and characteristics of the securities to which they relate

Not applicable.

6.4 Details of the entities which have a firm commitment to act as intermediaries in secondary trading, providing liquidity through bid and offer orders and description of the main terms of their commitment

No entity has a firm commitment to act as an intermediary in secondary trading, providing liquidity through bid and offer orders.

6.5 Stabilisation: where an issuer or a selling shareholder has granted an over-allotment option or it is contemplated that price stabilising activities may be undertaken in connection with the offer

As indicated in section 5.2.5 above in this Share Securities Note, the Company contemplates giving the Underwriters of the Tranches for Qualified Investors a green shoe purchase option on the Company's shares.

In connection with this Offer, starting on the date of admission to trading of the Company's shares, including that date, and for 30 calendar days thereafter, the Global Coordinators Morgan Stanley, as Stabilisation Agent, may undertake stabilisation transactions on the Continuous Market, on behalf of the Underwriters of the Tranches for Qualified Investors, following customary international practices for such transactions for the international offer of shares.

The purpose of such stabilisation practices is to allow the market to gradually absorb the flow back of shares that typically occurs after a Public Offer, and support the market price of the shares.

For that purpose the Global Coordinators, on behalf of the Underwriters of the Tranches for Qualified Investors, may make an overallotment to the Tranches for Qualified Investors on behalf of the Underwriters of the Tranches for Qualified Investors.

According to the international practices that typically are followed, although not constituting any obligation or commitment in this regard, the Underwriters of the Tranches for Qualified Investors typically cover the excess demand by borrowing securities (or arranging for the availability of the securities in a number of ways) from shareholders, in an amount equal to the green shoe purchase option. These loans generally are for a term comparable to the term of the green shoe purchase option. The debt position in securities assumed by the Underwriters of the Tranches for Qualified Investors generally is covered by acquisition of such securities on the stock exchange (which if applicable could support the stability of the share price) or, directly, by exercise of the green shoe purchase option.

6.5.1 The fact that stabilisation may be undertaken, that there is no guarantee that it will be undertaken, and that it may be stopped at any time;

There is no obligation of the Global Coordinators to the Company or the investors to cover such excess demand as may occur in this Offer, nor to undertake the stabilisation practices referred to above, nor to exercise the green shoe subscription option. The description of these practices has been provided solely to illustrate international practices. The Global Coordinators are free to specify the procedure they deem to be most appropriate for the indicated purposes.

6.5.2 Beginning and end of the term during which stabilisation may occur

As indicated above, the stabilisation practices may be undertaken starting on the date of admission to trading of the Company's shares (contemplated for 13 December 2007), including that date, and during the following 30 calendar days.

6.5.3 Identity of the entity directing the stabilisation for each relevant jurisdiction, unless this is not known at the time of publication

The entity that will engage in stabilisation practices will be Morgan Stanley. Pursuant to European Commission Regulation EC 2273/2003, Morgan Stanley will notify the CNMV of the details of all stabilisation operations not later than the end of the seventh daily session of the market counted from the day following the date of undertaking such operations, and will advise the public, within a term of one week after the end of the stabilisation term, of the following:

(a) whether or not stabilisation has been undertaken;

(b) the beginning date of stabilisation;

(c) the date stabilisation last occurred; and

(d) the range of prices within which stabilisation occurred, for each of the dates

during which stabilisation operations were undertaken.

6.5.4 The fact that the stabilisation transactions may result in a market price higher than would otherwise prevail

The stabilisation practices may result in a market price higher than would have been the case had the stabilisation not been undertaken.

7 SELLING SECURITIES HOLDERS

7.1 Name and business address of the person or entity offering to sell the securities, nature of any position or other significant relationship the sellers have had within the last three years with the issuer or any of its predecessors or affiliates

As it is an increase of capital, the shares which constitute the initial object of the Offer are issued by the Company. Information about it appears in section 1.1 of this Share Securities Note.

With respect to the shares object of the green shoe purchase option, these are offered by Iberdrola Generación, S.A. (Unipersonal), a company belonging, in the same way as IBERDROLA RENOVABLES,to the group that Iberdrola, S.A. is the leading company of, with company registered office in Bilbao, Calle Cardenal Gardioqui, 8 and with Tax Identification Code. A95075586. The most relevant relations that Iberdrola Generación S.A. (Unipersonal) has maintained with the Company in the last three financial years and in the present year until 30 September 2007 are those that are described in sections IV.19.2 and IV.19.4 hereinbelow.

7.2 Number and class of the securities being offered by each of the holders selling securities

In this Offer, Iberdrola Generación, S.A. (Unipersonal) offers 76,801,180 ordinary shares of IBERDROLA RENOVABLES which it will sign on December 12, 2007 in the context of the capital increase that constitutes the subject of this Offer with the aim of placing them at the disposal of the Global Coordinating Entities by means of a loan of stocks so that they can allocate them in the Tranches for Qualified Investors of the Offer and grant the green shoe purchase option over the same.

7.3 Lock-up agreements:

In the Underwriting and Distribution Agreements for the Retail Subtranche and the Tranches for Qualified Investors, or as the case may be, by means of a separate document, the Company, Iberdrola, S.A. and Iberdrola Generación, S.A. (Unipersonal) commit to the Global Coordinators and the Underwriters for the Retail Subtranche and for the Tranches for Qualified Investors to:

(i) not resolve to issue, issue, offer, pledge, sell, contract to sell, sell a purchase option or contract, purchase a sale option or contract, grant an option, right or guarantee of purchase, pledge, lend or otherwise dispose of or transfer, directly or indirectly, shares of the Company or securities convertible into, exercisable to obtain or exchangeable for shares of the Company, warrants or any other instruments that may give a right to subscribe or acquire shares of the Company

(including the transactions in financial instruments contemplated in article 2 of the Securities Market Act), nor directly or indirectly undertake any transaction that could have an effect similar to the foregoing, nor directly or indirectly undertake registration acts under the US Securities Act of 1933 regarding such securities;

(ii) not sign swaps or other contracts or transactions by virtue of which the economic effects of ownership of shares of the Company are transferred, in whole or in part, directly or indirectly, regardless of whether the transaction described in section (i) or the swap described in section (ii) is to be settled by delivery of shares of the Company, securities convertible into, exercisable to obtain or exchangeable for shares of the Company, by payment of money or otherwise;

until one hundred and eight (180) days have passed after the date of admission to trading of the shares of the Company on the Madrid, Barcelona, Bilbao and Valencia stock exchanges, absent express advance authorisation in writing to do so from the Global Coordinators, which may not deny that authorisation without justification.

As exceptions to that commitment, the Company may (i) issue and deliver shares or grant options or other rights for acquisition of shares or tied to the value of shares within the framework of incentive plans for its executives and/or employees and (ii) issue shares within the framework of strategic operations of the Company, provided that the acquirer or acquirers assume the same commitment not to transfer the shares during the remaining term.

Also, Iberdrola, S.A. and Iberdrola Generación, S.A. (Unipersonal) may transfer shares of the Company within that term of one hundred and eighty (180) days as a result of (a) the loan of securities to be made by Iberdrola Generación, S.A. (Unipersonal) to the Global Coordinators for overallotment of shares in the Tranches for Qualified Investors of the Offer, (b) transfers of shares between entities belonging to the same group (in the sense of article 4 of the Securities Market Act), provided that the acquiring entity assumes the same commitment not to transfer the shares during the remaining term, (c) transfers of shares within any Public Offer for Acquisition of the Company and (d) transfers of shares provided that the acquirer or acquirers assume the same commitment not to transfer the shares during the remaining term. Iberdrola, S.A. and Iberdrola Generación, S.A. (Unipersonal) may also transfer shares of IBERDROLA RENOVABLES and arrange for derivative financial instruments thereon with IBERDROLA RENOVABLES itself to cover, if applicable, such incentive plans as Iberdrola, S.A. and IBERDROLA RENOVABLES may establish for their respective directors or executives.

8 EXPENSE OF THE ISSUE/OFFER

8.1 The total net proceeds and an estimate of the total expenses of the issue/offer

The expenses of the Offer are as indicated below, merely on an illustrative basis, given the difficulty of specifying the final amounts as at the date of preparation of this Prospectus:

Expenses	Millions of euros

Expenses	Millions of euros
Praecipium and management, underwriting, distribution and incentive fees(1)	45.8
Fees of Spanish exchanges	0.4
CNMV fees	0.1
Iberclear fees	0.1
Legal and miscellaneous expenses (notary, registry, legal and non-legal publicity, agency fee, legal and financial advice, audits, incidental expenses and possible variances)	21.0
Transfer Tax and Stamp Duty (on corporate transactions)	52.0
TOTAL	**119.4**

(1) The fee expenses are merely estimates and have been calculated assuming that (i) all of the entities in the various syndicates distribute the number of shares that, in principle, will be underwritten by each of them and (ii) taking as a reference a price of 6.15 euros per share of IBERDROLA RENOVABLES (the average price in the Illustrative and Non-Binding Price Range).

The cost to the Company would amount to 119.4 million euros, which represents 2.5% of the effective amount of the initial Offer, taking as a reference a price per share of IBERDROLA RENOVABLES of 6.15 euros (the average price in the Illustrative and Non-Binding Price Range) and assuming full subscription of the Public Offer for Subscription.

9 DILUTION

9.1 The amount and percentage of immediate dilution resulting from the Offer

The capital increase resolved within the framework of the Public Offer for Subscription involves the issue and circulation of a maximum of 844,812,980 new common shares of 0.50 euros par value, which represents 20% of the share capital of the Company prior to the Offer.

9.2 In the case of a subscription offer to existing equity holders, the amount and percentage of immediate dilution if they do not subscribe to the new Offer

As mentioned in section 0 above in this Share Securities Note, Iberdrola, S.A., in its capacity as sole shareholder of the Company, has waived its pre-emptive subscription right regarding the capital increase occurring within the framework of the Public Offer for Subscription. As a result, assuming that that issue is fully subscribed by third parties and the green shoe purchase option is wholly exercised, the interest of the Iberdrola Group in the Company would be diluted by 20% of the share capital resulting from the increase pursuant to the Public Offer for Subscription.

10 ADDITIONAL INFORMATION

10.1 If advisors connected with an issue are mentioned in the securities note, a statement of the capacity in which the advisors have acted

In addition to the Global Coordinators, the following entities have provided advice regarding the Offer that is the subject matter of this Prospectus:

(a) CMS Albiñana & Suárez de Lezo, S.L. and Uría Menéndez y Cía. Abogados, S.C., firms responsible for providing Spanish legal advice to IBERDROLA RENOVABLES.

(b) Latham & Watkins LLP, the firm responsible for providing United States legal advice to IBERDROLA RENOVABLES.

(c) Linklaters, S.L., the firm responsible for providing United Kingdom legal advice to IBERDROLA RENOVABLES.

(d) J&A Garrigues, S.L., the firm responsible for Spanish legal advice to the Syndicate and Underwriters for all Tranches.

(e) Allen & Overy LLP, the firm responsible for United States legal advice to the Syndicate of Distributors and Underwriters for all Tranches.

(f) Ernst & Young, S.L., the auditors of accounts of IBERDROLA RENOVABLES.

10.2 An indication of other information in the securities note which has been audited or reviewed by statutory auditors and where auditors have produced a report. Reproduction of the report or, with permission of the competent authority, a summary of the report

Not applicable.

10.3 Where a statement or report attributed to a person as an expert is included in the Securities Note, provide such persons' name, business address, qualifications and material interest if any in the issuer. If the report has been produced at the issuer's request a statement that such statement or report is included, and the form and context in which it is included, with the consent of the person who has authorised the contents of that part of the Securities Note

Not applicable.

10.4 Where information has been sourced from a third party, provide a confirmation that this information has been accurately reproduced and that as far as the issuer is aware and is able to ascertain from information published by that third party, no facts have been omitted which would render the reproduced information inaccurate or misleading. In addition, identify the source(s) of the information

Not applicable.

IV INFORMATION ON THE ISSUER (ANNEX I OF COMMISSION REGULATION (EC) 809/2004 OF 29 APRIL 2004)

1. PERSONS RESPONSIBLE

1.1 Identification of the persons responsible for the share registration document

Mr. Xabier Viteri Solaun in her/his capacity as Chief Executive Officer, for and on behalf of IBERDROLA RENOVABLES, S.A. Unipersonal (from hereonin "IBERDROLA RENOVABLES", the "Company" or the "Issuer"), by virtue of the current authorisation granted for that purpose to her/him by the Board of Directors of the Company at its meeting of November 14, 2007, in exercise of the delegation extended by the sole shareholder of the Company, Iberdrola, S.A. of the same date, assume responsibility for the content of this registration document (hereinafter the "**Registration Document**").

1.2 Statement of the persons responsible for the share registration document

Mr. Xabier Viteri Solaun, having taken reasonable care to ensure that such is the case, represents that the information about the Issuer contained in this Registration Document is, to the best of his knowledge, in accordance with the facts and does not omit anything likely to affect its content.

2. STATUTORY AUDITORS

2.1 Names and addresses of the issuer's auditors for the period covered by the historical financial information (together with their membership in a professional body)

Ernst & Young, S.L., domiciled at Plaza Pablo Ruiz Picasso, 1, Torre Picasso, 28020 Madrid, holder of C.I.F. (Codigo de Indentificacion Fiscal - Taxpayer Identification Code) number B-78,970,506 and registered in the R.O.A.C. (Registro Oficial de Auditores de Cuentas - Official Register of Auditors of Accounts) with number S0530 and in the Madrid Commercial Register at volume 12,749, book 0, sheet 215, section 8, page M-23,123, entry 116, was the auditor of accounts of the Company during the years 2005 and 2006.

For its part, Deloitte, S.L., domiciled at Plaza Pablo Ruiz Picasso, 1, Torre Picasso, 28020 Madrid, holder of C.I.F. number B-79,104,469 and registered in the R.O.A.C. with number S0692 and in the Madrid Commercial Register at volume 13,650, sheet 188, section 8, page M-54,414, entry 96, was the auditor of the accounts of the Company until 2004.

2.2 If auditors have resigned, been removed or not been re-appointed during the period covered by the historical financial information, indicate details if material

Deloitte, S.L. was not reappointed as auditor at the Company upon expiration of its appointment for the 2004 fiscal year, being replaced by Ernst & Young, S.L. starting with the fiscal year beginning 1 January 2005.

3. SELECTED FINANCIAL INFORMATION

3.1 Selected historical financial information regarding the issuer, presented for each financial year for the period covered by the historical financial information, and any subsequent interim financial period, in the same currency as the financial information

The selected historical financial information included in this section refers to the consolidated annual financial statements of the IBERDROLA RENOVABLES Group for the fiscal years ended 31 December 2006 and 2005, audited by Ernst & Young, S.L., and 31 December 2004, unaudited, all prepared in accordance with the provisions of the International Financial Reporting Standards (hereinafter "IFRS"), as approved by the European Union in accordance with Regulation (EC) 1606/2002 of the Parliament and of the European Council. All figures contained in this point are expressed in thousands of euros, unless otherwise stated.

➢ **Principal figures in the consolidated profit and loss statement (audited) for the fiscal years closed 31 December 2006 and 2005.**

	€ 000s		% Change	% of Revenue	
	2006	2005		2006	2005
Net revenue	695,635	557,256	24.8%	100,0%	100,0%
EBITDA (1)	556,685	457,636	21.6%	80.0%	82.1%
EBIT (2)	374,250	307,747	21.6%	53.8%	55.2%
Earnings for the fiscal year attributed to the parent company	189,688	144,325	31.4%	27.3%	25.9%
Earnings per share	11.52	8.77	31.4%	-	-

(1) Earnings before interest, taxes, depreciation and amortisation.

(2) Earnings before interest and taxes.

➢ **Principal figures in the consolidated profit and loss statement for the fiscal years closed 31 December 2005 (audited) and 2004 (unaudited).**

	€ 000s		% Change	% of Revenue	
	2005	2004 (unaudited)		2005	2004 (unaudited)
Net revenue	557,256	329,452	69.1%	100,0%	100,0%
EBITDA (1)	457,636	256,037	78.7%	82.1%	77.7%
EBIT (2)	307,747	147,498	108.6%	55.2%	44.8%
Earnings for the fiscal year attributed to the parent company	144,325	34,463	318.8%	25.9%	10.5%
Earnings per share	8.77	2.09	319.6%	-	-

(1) Earnings before interest, taxes, depreciation and amortisation.

(2) Earnings before interest and taxes.

➢ **Most significant financial figures of the consolidated balance sheet for the fiscal years ended 31 December 2006 and 2005 (audited)**

LENDING				% of total Assets / Liabilities	
(€ 000s, except for percentages)	2006	2005	% Change	2006	2005
NON-CURRENT ASSETS:					
Intangible Assets (1)	44,316	42,405	+4.5%	0.9%	1.0%
Tangible Fixed Assets (2)	4,135,342	3,460,054	+19.5%	87.3%	84.6%
Financial assets	71,001	30,319	+134.2%	1.5%	0.7%
Other Non-Current Assets (3)	33,724	66,176	-49.0%	0.7%	1.6%
	4,284,383	3,598,954	+19.0%	90.5%	88.0%
CURRENT ASSETS:					
Other Current Assets (4)	328,704	428,022	-23.2%	6.9%	10.5%
Cash and equivalents	122,788	61,350	+100.1%	2.6%	1.5%
	451,492	489,372	-7.7%	9.5%	12.0%
TOTAL ASSETS	4,735,875	4,088,326	+15.8%	100,0%	100,0%

SHAREHOLDERS' EQUITY AND LIABILITIES				% of total Assets / Liabilities	
(€ 000s, except for percentages)	2006	2005	% Change	2006	2005
Equity	794,657	624,361	+27.3%	16.8%	15.3%
Bank borrowings (5)	593,618	445,063	+33.4%	12.5%	10.9%
Debts to group companies (6)	2,565,599	2,270,916	+13.0%	54.2%	55.5%
Other Current and Non-Current Liabilities	782,001	747,986	+4.5%	16.5%	18.3%
TOTAL EQUITY AND LIABILITIES	4,735,875	4,088,326	+15.8%	100,0%	100.0%

RATIOS				% sobre total Activo / Pasivo	
Working Capital (7)	-2,384,578	-1,969,710	21.1%	-50.4%	-48.2%
Working Capital without Group Financial Debt (8)	-197,881	-120,441	64.3%	-4.2%	-2.9%
Gross Financial Indebtedness (9)	3,159,217	2,715,979	16.3%	66.7%	66.4%
Net Financial Debt (10)	3,032,682	2,654,629	14.2%	64.1%	64.9%
Gross Financial Debt / Total Liabilities and Equity (11)	66.6%	66.4%	0.3%	-	-
Group Gross Financial Debt / Total Liabilities and Equity (12)	54.2%	55.5%	-1.3%	-	-
Net Financial Debt / Total Liabilities and Equity (13)	64.0%	64.9%	-0.8%	-	-

(1) Sum of Goodwill and Other Intangible Assets.

(2) Sum of Property, Plant and Equipment in use and in progress.

(3) Sum of Governmental Authorities and Deferred Tax Assets.

(4) Sum of Trade Debtors and other current accounts receivable, Current Financial Assets and Governmental Authorities

(5) Sum of Current Financial Debt and Non-Current Financial Debt.

(6) Sum of Current and Non-Current Financial Debt to Group Companies.

(7) Calculated as Current Assets - Current Liabilities.

(8) Calculated as Current Assets - Current Liabilities minus the Group Financial Debt.

(9) Sum of Financial Debt to Lending Institutions and Financial Debt to Group Companies

(10) Sum of Financial Debt to Lending Institutions and Financial Debt to Group companies, less Cash and equivalents.

(11) Ratio of Financial Debt to lending institutions to Financial Debt to Group companies, and Total Liabilities and Equity.

(12) Ratio of Financial Debt to Group companies and Total Liabilities and Equity.

(13) Ratio of Financial Debt to Lending Institutions and Financial Debt to Group companies less Cash and equivalents, and Total Liabilities and Equity.

➢ Most significant financial figures for the fiscal years ended 31 December 2005 (audited) and 2004 (unaudited)

ASSETS				**% of total Assets / Liabilities**	
(€ 000s, except for percentages)	2005	2004 (unaudited)	% Change	2005	2004 (unaudited)
NON-CURRENT ASSETS:					
Intangible Assets (1)	42,405	13,468	+214.9%	1.0%	0.4%
Tangible Fixed Assets (2)	3,460,054	2,815,987	+22.9%	84.6%	84.6%
Financial assets	30,319	57,859	-47.6%	0.7%	1.7%
Other Non-Current Assets (3)	66,176	69,724	-5.1%	1.6%	2.1%
	3,598,954	2,957,038	+21.7%	88.0%	88.9%
CURRENT ASSETS:					
Other Current Assets (4)	428,022	342,841	+24.8%	10.5%	10.3%
Cash and equivalents	61,350	27,597	+122.3%	1.5%	0.8%
	489,372	370,438	+32.1%	12.0%	11.1%
TOTAL ASSETS	4,088,326	3,327,476	+22.9%	100,0%	100,0%

SHAREHOLDERS' EQUITY AND LIABILITIES				**% of total Assets / Liabilities**	
(€ 000s, except for percentages)	2005	2004 (unaudited)	% Change	2005	2004 (unaudited)

Equity	**624,361**	**441,148**	**+41.5%**	**15.2%**	**13.3%**
Bank borrowings (5)	**445,063**	**373,464**	**+19.2%**	**10.9%**	**11.2%**
Debts to group companies (6)	**2,270,916**	**1,983,377**	**+14.5%**	**55.56%**	**59.6%**
Other Current and Non-Current Liabilities	**747,986**	**529,487**	**41.3%**	**18.3%**	**15.9%**
TOTAL EQUITY AND LIABILITIES	**4,088,326**	**3,327,476**	**+22.9%**	**100.00%**	**100.00%**

				% over total Assets/Liabilities	
RATIOS	**2005**	**2004 (non audited)**	**Var %**	**2005**	**2004 (non audited)**
Working Capital (7)	**-1,969,710**	**-1.633.026**	**20.6%**	**-48.2%**	**-49.1%**
Working Capital without Group Financial Debt (8)	**-120,441**	**-115.591**	**4.2%**	**-2.9%**	**-3.5%**
Gross Financial Indebtedness (9)	**2,715,979**	**2,356,841**	**15.2%**	**66.4%**	**70.8%**
Net Financial Debt (10)	**2,654,629**	**2,329,244**	**14.0%**	**64.9%**	**70.0%**
Gross Financial Debt / Total Liabilities and Equity (9)	**66.4%**	**70.8%**	**-4.4%**	**-**	**-**
Group Gross Financial Debt / Total Liabilities and Equity (10)	**55.5%**	**59.6%**	**-4.1,%**	**-**	**-**
Net Financial Debt / Total Liabilities and Equity (13)	**64.9%**	**70.0%**	**-5..1%**	**-**	**-**

(1) Sum of Goodwill and Other Intangible Assets.

(2) Sum of Property, Plant and Equipment in use and in progress.

(3) Sum of Governmental Authorities and Deferred Tax Assets.

(4) Sum of Trade Debtors and other current accounts receivable, Current Financial Assets and Governmental Authorities

(5) Sum of Current Financial Debt and Non-Current Financial Debt, including derivatives.

(6) Sum of Current and Non-Current Financial Debt to Group Companies.

(7) Calculated as Current Assets - Current Liabilities.

(8) Calculated as Current Assets - Current Liabilities minus the Group Financial Debt.

(9) Sum of Financial Debt to Lending Institutions and Financial Debt to Group Companies

(10) Sum of Financial Debt to Lending Institutions and Financial Debt to Group companies, less Cash and equivalents.

(11) Ratio of Financial Debt to lending institutions to Financial Debt to Group companies, and Total Liabilities and Equity.

(12) Ratio of Financial Debt to Group companies and Total Liabilities and Equity.

(13) Ratio of Financial Debt to Lending Institutions and Financial Debt to Group companies less Cash and equivalents, and Total Liabilities and Equity.

3.2 If selected financial information for interim periods is provided, comparative data from the same period in the prior financial year must also be provided, except

that the requirement for comparative balance sheet information is satisfied by presenting the year end balance sheet information

The consolidated intermediate selected financial information of the IBERDROLA RENOVABLES Group corresponding to the period ending at September 30, 2007 is set out below. This has been the subject of a limited review report by Ernst & Young, S.L.

➢ **Main elements of the consolidated profit and loss account for the periods closing at September 30 2007 and September 30, 2006.**

	Miles de euros		% Variación	% sobre Ingresos	
	2007	2006		2007	2006
Importe neto de la cifra de negocios	494,402	514,417	-3.9%	100.0%	100.0%
EBITDA (1)	357,887	410,392	-12.8%	79.8%	79.8%
EBIT (2)	200,570	272,824	-26.5%	40.6%	53.0%
Beneficio del ejercicio atribuido a la sociedad dominante	48,739	144,024	-66.2%	9.9%	28.0%
Beneficio por acción	2.96	8.75	-66.2%	-	-

(1) Result before interest, taxes, depreciation and amortisations.

(2) Result before interest and taxes.

➢ **Main elements of the consolidated balance sheet and financial ratios at September 30, 2007 and December 31, 2006.**

ASSETS				% of total Assets / Liabilities	
(in thousands of Euros except percentages)	2007	2006	Var %	2007	2006
NON-CURRENT ASSETS:					
Intangible Assets (1)	42,404	44,316	-4.3%	0.8%	0.9%
Material Fixed Assets (2)	4,820,720	4,135,342	+16.6%	88.7%	87.3%
Financial Assets	70,752	71,001	-0.4%	1.3%	1.5%
Other Non-Current Assets (3)	36,332	33,724	+7.7%	0.7%	0.7%
	4,970,208	4,284,383	+16.0%	91.5%	90.5%
CURRENT ASSETS:					
Other Current Assets (4)	342,803	328,704	+4.3%	6.3%	6.9%
Cash and other equivalent resources	121,659	122,788	-0.9%	2.2%	2.6%
	464,462	451,492	+2.9%	8.5%	9.5%
TOTAL ASSETS	5,434,670	4,735,875	+14.8%	100.0%	100.0%

				% of total Assets / Liabilities	
EQUITY AND LIABILITIES	2007	2006	Var %	2007	2006
(in thousands of Euros except percentages)					
Net Equity	725,286	794,657	-8.7%	13.3%	16.8%
Financial Debt with loan institutions (5)	707,392	593,618	+19.2%	13.0%	12.5%
Financial debt with group companies (6)	3,180,456	2,565,599	+23.9%	66.7%	54.2%
Other Current and Non-Current Liabilities	821,536	782,001	-5.1%	15.1%	16.5%

ASSETS				% of total Assets / Liabilities	
(in thousands of Euros except percentages)	2007	2006	Var %	2007	2006
TOTAL NET EQUITY AND LIABILITIES	**5,434,670**	**4,735,875**	**+14.8%**	**100.0%**	**100.0%**

				% of total Assets / Liabilities	
RATIOS	**2007**	**2006**	**Var %**	**2007**	**2006**
Working Capital (7)	**-3,081,953**	**-2,384,578**	**+29.2%**	**-56.7%**	**-50.4%**
Group Financial Dent without Working Capital (8)	**278,602**	**-197,881**	**-40.8%**	**5.1%**	**-4.2%**
Gross Financial Indebtedness (9)	**3,887,848**	**3,159,217**	**+23.1%**	**71.6%**	**66.7%**
Net Financial Indebtedness (10)	**3,755,091**	**3,032,682**	**+23.8%**	**69.1%**	**64.0%**
Gross Financial Indebtedness / Total Liabilities and Net Equity (11)	**71.5%**	**66.7%**	**+4.8%**	**-**	**-**
Group Gross Financial Indebtedness / Total Liabilities and Net Equity (12)	**58.5%**	**54.2%**	**+23.1%**	**-**	**-**
Net Financial Indebtedness / Total Liabilities and Net Equity (13)	**69.1%**	**64.0%**	**+8.1%**	**-**	**-**

(1) Sum of Goodwill and Other Intangible Assets

(2) Sum of Ownership, Plant and Equipment being exploited and in progress.

(3) Sum of Public Authorities and Active Differed Taxes

(4) Sum of trade Debtors and other accounts to collect cash flow, Current Financial Assets and Public Authorities.

(5) Sum of Current Financial Debt and non-current Financial Debt including derivatives.

(6) Sum of Financial Debt with companies of the Current and non-Current Group

(7) Calculated as Current Assets – Current Liabilities

(8) Calculated as Current Assets – Current Liabilities minus the Group Financial Debt

(9) Sum of the Financial Debt with Loan Institutions and the Financial Debt with Group companies.

(10) Sum of the Financial Debt with Loan Institutions and the Financial Debt with Group companies less the Cash and other equivalent resources and derivatives.

(11) Ratio between Financial Debt with loan institutions and Financial Debt with Group companies, and the Total Liabilities and Net Equity.

(12) Ratio between the Financial Debt with Group companies and the Total Liabilities and Net Equity

(13) Ratio between Financial dent with Loan Institutions and Financial Debt with Group companies less Cash and other equivalent resources and the Total Liabilities and Net Equity and derivatives.

4. RISK FACTORS

See section II (Risk Factors) of this Prospectus.

5.INFORMATION ABOUT THE ISSUER

5.1. History and development of the issuer

5.1.1. Legal and commercial name of the issuer

The complete corporate name of the Issuer is IBERDROLA RENOVABLES, S.A., as provided in the first article of its articles and bylaws.

5.1.2. Place of registration of the issuer and registration number

The Company is registered in the Madrid Commercial Register, at volume 16,731, folio 10, page M-285,710, entry 1.

5.1.3 Date of incorporation and the length of life of the issuer, except where indefinite

The Company was formed for an indefinite term by public deed of 9 July 2001, under the name IBERDROLA ENERGÍAS RENOVABLES II, S.A., executed before Madrid notary Mr. Miguel Ruiz-Gallardón García de la Rasilla, with number 4690 in his notary record. Its initial name was replaced by the name IBERDROLA ENERGÍAS RENOVABLES, S.A. by virtue of a public deed of 31 August 2006 executed before Madrid notary Mr. Miguel Ruiz-Gallardón García de la Rasilla, with number 6986 in his notary record. The Company changed its initial corporate name to the current one by virtue of a public deed of 31 July 2007 executed before Madrid notary Mr. Miguel Ruiz-Gallardón García de la Rasilla, with number 5,972 in his notary record, which was recorded in the Madrid Commercial Register on 3 August 2007.

5.1.4 Domicile and legal form of the issuer, the legislation under which the issuer operates, its country of incorporation, and the address and telephone number of its registered office (or principal place of business if different from its registered office)

5.1.4.1 Registered office and legal form

IBERDROLA RENOVABLES has its registered office in the city of Madrid at Calle Tomás Redondo, número 1. Its telephone number is (+34) 91 511 65 00.

The Company is a Spanish business company in the legal form of a sociedad anónima (corporation). Therefore it is subject to the regulations set forth in the Corporations Act and other related legislation, as well as the legislation specific to its business sector as indicated below.

5.1.4.2 Regulatory framework regarding production of electricity from renewable energy sources

A INTRODUCTION

Over the last decade, global public opinion has been paying ever-increasing attention to questions related to climate change and its effect on world populations and economies.

As a result, many States on 9 May 1992 in New York adopted the United Nations Framework Convention on Climate Change. The objective of this convention was to establish concentrations of greenhouse gases at a level that would prevent human-sourced interference with the climate. The convention became effective on 21 March 1994. On 11 December 1997 the States participating in the convention adopted the Kyoto Protocol, which became effective on 16 February 2005, after ratification by Russia on 18 November 2004. The Kyoto Protocol has the same objectives as the convention, but significantly strengthens them. It introduces individual binding objectives for the parties, assigning each of them an individual objective for reduction of its greenhouse gas emissions, to achieve at least a 5% global reduction during the term from 2008 to 2012, by comparison with 1990 levels.

European measures regarding renewables to 2020

The Kyoto Protocol was a ratified by the European Union and its Member States on 31 May 2002. As a signatory of the convention, the European Union was assigned an objective of reducing its greenhouse gases by eight percent.

The European Union on 26 November 1997 presented the "White Paper for a Community Strategy and Action Plan", the objective of which is to achieve a twelve percent share for renewable energy sources in gross energy consumption within the European Unionin by 2010, thus doubling its pre-2010 use (six percent of total consumption in 1996 to twelve percent in 2010). The overall objective set by the European Union in this notice requires strong participation of the Member States, which must stimulate expansion of renewable energy sources based on their own potential. The White Paper proposes that renewable energy sources be given fair access to markets, without excessive financial conditions. For that purpose it presents a list of priority measures, notable among them being non-discriminatory access to the electricity market and tax and financial measures.

On 27 September 2001 Directive 2001/77/EC of the European Parliament and of the Council, on the Promotion of Electricity Produced from Renewable Energy Sources in the Internal Electricity Market (the "**Renewables Directive**") was approved. It implements the White Paper regarding renewable energy sources. Under the directive, the Member States every five years must prepare and publish a report that, for the following ten years, establishes the national objectives for future consumption of electricity from renewable energy sources, as well as the national measures adopted or contemplated in order to achieve those objectives. Article 3.4 of the Directive stipulates that the overall guideline target for 2010 is that electricity produced using renewable energy sources should account for twelve percent (12%) of *gross energy consumption* and, more specifically, twenty two percent (22.1%) of *electricity generated* in total electricity consumption in the European Union.

The status in 1997 and 2005 and the goals for electricity generated from renewable sources by comparison with gross electricity consumption in 2010 in the various countries in the European Union are as follows:

	1997 E-RES (1) (TWh) status (2) (*)	1997 E-RES (1) status (%) (3)	2005 E-RES (1) status (%) (4)	E-RES (1) Forecast 2010 (%) (5)
Belgium	0.86	1.10	2.8	6.00
Czech Republic	2.36	3.80	4.5	8.00
Denmark	3.21	8.70	28.2	29.00
Germany	24.91	4.50	10.5	12.50
Estonia	0.02	0.20	1.1	5.10
Greece	3.94	8.60	10	20.10
Spain	37.15	19.90	15	29.40
France	66	15.00	11.3	21.00
Ireland	0.84	3.60	6.8	13.20
Italy	46.46	16.00	14.1	25.00
Cyprus	0.002	0.05	0	6.00
Latvia	2.76	42.40	48.4	49.30
Lithuania	0.33	3.30	3.9	7.00
Luxembourg	0.14	2.10	3.2	5.70
Hungary	0.22	0.70	4.6	3.60
Malta	0.00	0.00	0.00	5.00
Netherlands	3.45	3.50	7.5	9.00
Austria	39.05	70.00	57.9	78.10
Poland	2.35	1.60	2.9	7.50
Portugal	14.3	38.50	16	39.00
Slovenia	3.66	29.90	24.2	33.60
Slovakia	5.09	17.90	16.5	31.00
Finland	19.03	24.70	26.9	31.50
Sweden	72.03	49.10	54.3	60.00
United Kingdom	7.04	1.70	4.3	10.00
Community (Europe 25)	**355.2**	**12.90**	**13.6**	**21.00**

Source: Directive 2001/77 and Eurostat

(1) E-RES: Eletricity electricity generated from renewable energy sources

(2) The data correspond to domestic production from renewable energy sources in 1997 (data extracted from Directive 2001/77), except in the case of the Czech Republic, Estonia, Cyprus, Latvia, Lithuania, Hungary, Malta, Poland, Slovenia and Slovakia, the data for which correspond to 1999.

(3) The percentages of electricity generated from renewable energy sources (E-RES) in 1997 (in 1999-2000 for the Czech Republic, Estonia, Cyprus, Lithuania, Latvia, Hungary, Malta, Polond, Slovenia and Slovakia) and 2010 are obtained from domestic production of E-RES divided by domestic consumption of electricity.

(4) The data for 2005, calculated using the same methodology as in 1997 are taken from Eurostat. More information at: http://epp.eurostat.ec.europa.eu/portal/page?_pageid=1996,39140985&_dad=portal&_schema=PORTAL&screen=detailref&language=en&product=Yearlies_new_environment_energy&root=Yearlies_new_environment_energy/H/H2/H23/en024

(5) See Note 3.

(*) Terawatt hour: One billion kilowatt hours.

Bearing in mind that the percentage of electricity produced from renewable energy sources (E-RES) has been calculated on the basis of gross electricity consumption, the explanation for the percentage of E-RES

in 1997 being higher than the percentage in 2005 is the fact that increased total electricity consumption was proportionately higher than the increase in electricity generation from renewable energy sources.

In 2007, the European Commission presented the "*Renewable Energy Roadmap*" as a part of its package of measures to combat climate change as regards energy. In addition to the guideline percentage target of 21% set[1] for electricity generated from renewable energy sources (E-RES) in the European Union by 2010, the Commission proposes to set a mandatory objective of twenty percent (20%) for consumption of energy from renewable energy sources before 2020, and to increase the minimum objective for biofuels for 2020 to ten percent (10%). This new Roadmap gives the Directive continuity and proposes another two initiatives (twenty percent (20%) efficiency and twenty percent (20%) reduction in emissions) for the same timeframe.

Kinds of renewable energy support structures in the countries in which IBERDROLA RENOVABLES is active

There are various legal provisions for public support of renewable energy that bear on development of the business and products of IBERDROLA RENOVABLES. They may be grouped by reference to two criteria:

- *direct support structures*, the basic objective of which is development of the renewables, or *indirect*, which pursue another end but indirectly support renewables; and

- *basic support structures*, in the absence of which it is not possible to develop the renewables, or *complementary support structures*.

A classification of the structures based on these two categories is set forth in the following table:

	Table 1: Kinds of support structures	
	Direct	Indirect
Basic	**Quota systems:** ▪ Transferable Green Certificates ▪ Public auctions **Regulated price system** ▪ Regulated tariffs ▪ Regulated feed-in tariffs	**Taxation of contaminating energies** **Taxation favourable to renewable energy sources**
Complementary	**Renewable energy labelling** **Clean Development and Joint Implementation Mechanisms (Kyoto)**	**Market for emission rights**

The basic structures can be classified into two large groups, systems based on price and those based on quantities.

---

[1] The difference between this figure and the figure in the Directive (22.1%) is that the latter covers only the 15 countries of the European Union, whereas the E-RES figure (21%) covers all 25 member states.

Of the systems based on price, the most significant is direct price support, also called the feed-in tariffs system, which is operational, for example, in Spain. This system consists of:

(i) a guarantee that all energy generated during a given period of time will be purchased from the producer by the system (either directly or through distribution or transmission companies); and

(ii) the regulator's establishment of a fixed tariff or "feed-in tariff" in addition to the market price for each kilowatt/hour2 (kWh) or megawatt/hour3 (MWh, equivalent to 1,000 kWh) generated. The regulator determines the tariff or feed-in tariff in such manner that the generator obtains reasonable return on its investment.

Among the systems based on quantities, the following two are the most significant:

(iii) Transferable green certificates or "certificates of origin" and quotas. In this system the renewable generators receive a green certificate for each MWh generated and an obligation is imposed on energy suppliers (distributors or marketers) for a part (quota) of the energy they supply to be of renewable origin. To satisfy this obligation, the suppliers must acquire green certificates in amounts equal to their quotas. If they fail to do so, they may be subject to a penalty.

Therefore, renewable generators receive revenue from two sources:

- The market price for the energy sold; and

- The market price of the green certificates sold to suppliers that need them to satisfy their quotas.

(iv) Public auction systems. In this system a public agency invites potential generators to present offers for construction of additional renewable energy capacity. The most economical offers in terms of €/MWh (which satisfy the technical requirements that are established) are awarded a contract for purchase of all energy produced at the price established during the auction, for a specified term.

Other systems supporting renewable energy include (i) tax structures supporting renewables. An example is the Production Tax Credit (PTC) established at the federal level in the United States, by means of which renewable producers have a tax credit against a direct tax for ten years; (ii) As a tax benefit, mention can also be made of the accelerated systems of amortization in the United States known as *Modified Accelerated Cost Recovery System* (MACRs), which is a type of benefit which is associated with the capacity of the owner of the wind farm to make the most of the accelerated amortisation in most of the assets association with the facility, (iii) advantages associated with the delivery of the energy produced by the renewable energy producers; they are given priority in Access to the distribution networks or they are exempted from the payment of the costs of interconnection to the transport or distribution networks or (iv) the option of using the modified

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[2] Unit of measurement equivalent to the energy produced by one kilowatt over one hour.
[3] Unit of energy equivalent to one thousand kilowatts (or what is the same thing, one megawatt) for one hour.

accelerated cost recovery system (MACRS) for assets linked to facilities that generate electricity from renewable energy sources.

B. SPANISH REGULATORY FRAMEWORK

B.1. General regulatory framework of the electricity sector

The principal regulatory source regarding electricity is Electricity Sector Act 54/1997 of 27 November 1997, which governs "*activities directed to the supply of electricity, consisting of generation, transmission, distribution, marketing and intercommunity and international interchange, as well as economic and technical management of the electricity system*".

The purpose of regulation of such activities is adaptation of electricity supply to the needs of consumers, and the rationalisation, efficiency and optimisation thereof, in light of the principles of natural monopoly of transmission and distribution, a single network, and operation at least cost. Activities directed to supply of electricity are exercised on a coordinated basis under the principles of objectivity, transparency and free competition.

According to article 2, "*free business initiative is recognised for exercise of activities directed to the supply of electricity regulated in this Act. These activities will be exercised in a manner ensuring the supply of electricity to all consumers requiring service within the country, and will be deemed to be an essential service*".

The Act distinguishes between regulated and unregulated activities. Regulated activities are the economic and technical management of the system, transmission and distribution. Undertakings engaging in these kinds of activities must have corporate purposes exclusively related to the conduct thereof. They therefore may not engage in unregulated activities (production or marketing), without prejudice to the possibility of sale to consumers that are subject to the tariff applicable to distributors. Nevertheless, within a group of companies incompatible activities may be undertaken pursuant to the Act, provided that they are exercised by different companies. In this regard, the corporate purpose of a company may cover incompatible activities, provided that it is contemplated that only one of the activities will be exercised directly, and the others by ownership of shares or interests in other companies.

The Electricity Sector Act was recently amended by Act 17/2007 of 4 July 2007, to adapt Spanish law to Directive 2003/54/EC of the European Parliament and of the Council of 26 June 2003, which established new common rules for implementation of the Internal Market for electricity, and repealed Directive 96/92/EC.

B.2. Generation business

B.2.1. Applicable rules

B.2.1.1. State regulations

IBERDROLA RENOVABLES conducts its business in the electricity generation market. The principal provisions regulating this market are as follows:

– Electricity Sector Act 54/1997 of 27 November 1997 (articles 21 and following). Royal Decree 661/2007 of 25 May 2007 governing the business of production of electricity under the special system.

– Royal Decree 1433/2002 of 27 December 2002 establishing the requirements for low-voltage metering of consumers and production centres under the Special System.

– Royal Decree 1955/2000 of 1 December 2000 regulating the activities of production, transmission, distribution, marketing, supply and authorisation procedures for electricity facilities.

– Royal Decree 2019/1997 of 26 December 2007 organising and governing the production market for electricity.

– Order ITC/400/2007 of 26 February 2007 regulating bilateral contracts signed by distribution companies for regulated rate supply within the peninsula.

– Order ITC/3990/2006 of 28 December 2006 regulating contracting for electricity futures by distributors during the first half of 2007.

– Ministerial Order of 17 December 1998 amending the Order of 29 December 1997 implementing certain aspects of Royal Decree 2019/1997 of 26 December 1997, organising and regulating the electricity production market

– Resolution of 24 May 2006 of the General Energy Secretariat, approving the operating rules for the daily and intra-daily electricity production market.

– Resolution of 24 May 2006 of the General Energy Secretariat, approving various operating procedures for adaptation to the new electricity rules.

B.2.1.2. Regional rules

The regional governments have issued many rules that very particularly affect procedures for authorisation of generation facilities under the special system. The most relevant matter relates to the limits that, for environmental reasons, have been established by some regional governments on the development of new wind farms. In addition the regional governments have their own registers, which act on a coordinated basis with that of the national authorities.

B.2.2. Competent authorities

The national government has authority to establish the basic regulation for generation, transmission, distribution and marketing of electricity, while the autonomous regional governments have authority for legislative and regulatory development and implementation of the basic national government rules regarding electricity.

The national government has authority to authorise electricity facilities when their exploitation affects more than one autonomous region. Article 111 of Royal Decree 1955/2000 states that the national government has authority regarding facilities having an obligation to make offers to the market operator.

For its part, article 3.3 a) gives authority to autonomous regional governments within the scope of their respective Statutes to authorise electricity facilities when their exploitation does not affect other regions. In any event the autonomous regional governments are to authorise the construction, exploitation, substantial modification, transfer and closing of electricity production facilities under the special system, without prejudice to such concessions and authorisations as may be necessary under other applicable provisions, particularly those regarding organisation of the territory and the environment. (articles 3.3 and 28.3 of the Electricity Sector Act) when the regional government has authority regarding the matter and the facilities are located only within that autonomous region, provided that the power of the facilities is not greater than 50 megawatts and they are not located at sea.

B.2.3. Ordinary system and special system

The rules regarding the electricity sector distinguish two kinds of production facilities: (i) generation facilities under the ordinary system and (ii) generation facilities under the special system. Basically, IBERDROLA RENOVABLES owns special system facilities, but it also exploits mini-hydro facilities under the ordinary system.

Under article 27 of the Electricity Sector Act, generation facilities under the special system are:

– those the installed capacity of which does not exceed 50 megawatts, (i) using cogeneration or other forms of production of electricity associated with non-electricity businesses, provided that they involve a high energy yield, (ii) as primary energy using one of the non-depleteable renewable energies, biomass or any kind of biofuel, provided that the owner does not engage in production activities under the ordinary system or (iii) as primary energy using non-renewable waste.

– facilities that produce electricity from facilities for the treatment and reduction of waste from the agricultural, cattle raising and services sectors, with installed capacity not greater than 25 megawatts, when they result in high energy yield.

Both ordinary and special system facilities require governmental authorisation from the competent agency. Facilities under either of the two systems must be registered with the Governmental Register of Facilities for the Production of Electricity, maintained by the Ministry of Industry, Tourism and Trade. This register is structured in three sections. Facilities for the production of electricity under the ordinary system are registered in the first section. Facilities for production of electricity under the special system are registered in the second section. Foreign operators are registered in the third section. All of the foregoing is without prejudice to registration in the registers created by the autonomous regional governments.

The basic principle underlying organisation of the electricity market is freedom of contract for producers, marketers and consumers. Pursuant to this principle, the possibilities for participation in the production market - both for facilities operated under the ordinary system and those operated under the special system, and without prejudice to the specificities of the latter, which will be considered later in this document - are as follows:

Bilateral contracts

Bilateral contracts are contracts entered into by electricity production sector operators. In this market of a bilateral nature, the generator as compensation receives the negotiated price.

Daily market, technical restrictions and intra-daily market

Under Royal Decree 2019/1997 of 26 December 1997 organising and regulating the electricity production market, ordinary system producers are required to sell their production on the daily market by presenting offers of sale, or by means of bilateral contracts. The market price will be equal to the price of the last tranche of offers for sale (marginal offer) necessary to fully or partially satisfy total demand.

With the schedule resulting from matching and the information regarding the bilateral physical contracts the performance of which is contemplated for the following day, the System Operator (that is, Red Eléctrica de España, basically responsible for operating the Spanish electricity system, guaranteeing the technical conditions in order for electricity to flow on a continuous basis from the generation plants to the centres of consumption) establishes the Daily Base Operating Schedule, on the basis of which it determines the technical restrictions that may affect implementation, as well as the need for such complementary services (among others, regulation, control of voltage and reinstatement of service) as may be applicable.

The intra-daily market is intended to make such adjustments as may be necessary to the daily programme in effect by presentation of offers of sale and acquisition of electricity to the market operator.

The operating rules and procedures are specified in the Operating Rules of the Electricity Production Market and the agreement accepting those rules, approved by Resolution of 24 May 2006 of the General Energy Secretariat, approving the operating rules of the daily and intra-daily market for electricity production. The referenced rules must be subscribed by all market operators (also by the special system producers using the market) in order to participate therein.

Primary emissions of energy

The primary emissions are organised as auctions of purchase options for energy associated with a pre-established power which is shared 50-50 basis by Endesa and Iberdrola (because, by application of the electricity sector regulations, they have been declared to be the dominant operators in the electricity market).

The options will be exercisable throughout a delivery period or will be of pre-established exercise. The energy will be delivered at a known exercise price expressed in €/MWh measured at plant bars. The second auction took place on 13 September 2007.

Distribution auctions

Order ITC/400/2007 of 26 February 2007 governs bilateral contracting for electricity with physical delivery by the companies responsible for regulated rate supply within the peninsula, implemented by way of a decreasing price auction procedure, until reaching

balance between offer and demand for energy. The first auction took place on 19 June 2007 and the second on 18 September, 2007.

Because, by application of the regulations of the electricity sector, the Iberdrola Group has been classified as a dominant operator, only one of the companies in the group may participate in the auctions. For each group only one participant may act as representative.

B.3. Ordinary system

The generation of electricity under the ordinary system is regulated in articles 21 to 26 of the Electricity Sector Act.

Some facilities, despite using technologies appropriate for the special system, are operated under the ordinary system. This is the case of the IBERDROLA RENOVABLES mini-hydro facilities subject to the system contemplated in Royal Decree 1538/1987 of 11 December 1987, which by mandate of article 23 of the Electricity Sector Act must remain under the ordinary system. Regarding the facilities using this kind of power with not more than 10 MW, article 47 of Royal Decree 661/2007 contemplates that the Ministry of Industry, Tourism and Trade may provide for the right to receive a feed-in tariff, provided that sufficient investment is made in the facility to increase the capacity for production of electricity.

B.4. Special system

The core business of IBERDROLA RENOVABLES centres on operation of special system production facilities. The essential aspects of the current regulatory framework are as follows.

B.4.1. Promotion of renewable energies: evolution of the Spanish regulatory framework

The regulation of renewable energy support in Spain starts from Conservation of Energy Act 82/1980 of 30 December 1980, which in particular promoted cogeneration and small power hydroelectric plants. The support system was based on the right to sell all energy produced by the facility and receipt of an "appropriate" sale price.

Later, Royal Decree 2366/1994 of 9 December 1994 expanded the supported technologies to include wind, biomass and solar, maintaining the basic lines of the prior regulatory framework.

The Electricity Sector Act was approved in 1997. It establishes the general lines for liberalisation of the sector. As regards renewable energy, the Act provides as follows: "*So that by 2010 renewable energy sources will cover a minimum of 12% of total energy demand in Spain, a Renewable Energy Development Plan is established, the objectives of which will be taken into account when establishing the feed-in tariffs*" (thereby recognising the objective stated in the European Commission White Paper on sources of renewable energy, which in 2001 would result in the Renewables Directive). In addition the Act recognises that in order to achieve that objective a special system of support will be required for these technologies (apart from the ordinary system for conventional plants).

In compliance with the instruction set out in the Electrical Sector Act, on December 30, 1999 the Council of Ministers approved the Public Works Plan of Renewable Energies for the period 2000-2010. This contained the most relevant guidelines in the expression of the strategies necessary for the promotion, development, dissemination and innovation of renewable energies. This is converted into a basic instrument of the energy and environmental policy that is national in scope, in a context of growing liberalization aimed at a European single energy market. This Plan was replaced by the Public Works Plan of Renewable Energies for the period 2005-2010, approved by the Council of Ministers on August 26, 2005.

In addition, Royal Decree 2818/1998 of 23 December 1998 regulated the special system established by the Act, contemplating that the feed-in tariffs must be updated annually based on a series of parameters, to some extent discretionary.

After various later rules intended to incentivise greater participation of renewable energy in the market (Royal Decree Law 6/2000 and Royal Decree 841/2002), in March 2004 Royal Decree 436/2004 of 12 March 2004 was approved. It established the economic structure for support of production of electricity under the special system.

Royal Decree 436/2004, the purpose of which was to unify the rules implementing the Electricity Sector Act as regards production of electricity under the special system, established: (i) the methodology for updating and systematising the legal and economic system for electricity production activities under the special system; and (ii) the price system for each kind of renewable energy source.

On 25 May 2007 new Royal Decree 661/2007 ("**RD 661/2007**") was approved. It regulates the business of production of electricity under the special system, establishing the legal and economic framework for this business. This Royal Decree replaces Royal Decree 436/2004.

The chart below shows growth in installed wind power over the years and how this growth has been affected by the changes in the regulatory framework described in the preceding sections of this document. Investment in wind energy has experienced sustained growth over the period covered by the graph, which shows the effectiveness of the regulatory framework for this technology.


MW
14,000
12,000
10,000
8,000
6,000
4,000
2,000
0
7
64
193
386
842
1,585
2,198
3,389
4,879
6,206
8,504
10,028
11,615
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006

The status of renewable energies, by technology, and the specified objectives, are included in the following table:

	Status at end of 2006 (MWh)	PER (1) objectives for 2010 (MWh)	Difference between PER (1) and December 2006 status (MWh)
Mini-hydro	1,811	2,199	388
Wind	11,233	20,155	8,540
Biomass	554	2,039	1,485
Photovoltaic Solar	106	400	294
Thermoelectric Solar	0	500	500
Total	13,704	25,293	11,589

Source: PER and Draft Report on planning in the gas and electricity sectors 2007-2016.

(1) PER: Plan de Energías Renovables (Renewable Energies Plan).

In accordance with the information provided in the foregoing table, wind and biomass energy, the objectives for which for 2010 are 20,155 MW and 2,039 MW, respectively, are the fundamental pillars for achieving the goals established in the Plan de Energías Renovables (PER).

In the statistical information on sales under the special system published for August 2007, the National Energy Commission reports that installed wind power in Spain that is definitively registered in the governmental register of production facilities under the special system totals 12,692 MW, which is equivalent to a sixty-three percent (63%)

level of compliance with the target for installed wind power set in 2010 in the Plan de Energías Renovables (PER).

The ninth additional provision of Royal Decree 661/2007 establishes that work to develop a new Plan de Energías Renovables (PER) will commence in 2008, taking the achievement of the indicated objectives into account in order to establish a new forecast for the period between 2011 and 2020. These new targets will be taken into account in the revision of the compensation system for the special system scheduled for the end of 2010.

With the recent commitment undertaken by the European Commission last March 2007, pursuant to which twenty percent (20%) of primary energy must be renewable in 2020, it is foreseeable that there will be an increase in Spain's objectives, which could reach forty percent (40%).

In addition, the Ministry of Tourism, Industry and Trade published a draft report for planning in the electricity and natural gas sectors from 2007 to 2016. It is dated 31 July 2007, and the public comment period ended on 15 September 2007. This draft report, which studies, analyses and establishes forecasts regarding demand for electricity and natural gas for the period from 2007 to 2016, uses illustrative figures for forecast installed capacity by technology in 2016, and therefore serves as a supplement to the current Renewable Energy Plan (Plan de Energías Renovables - PER). The forecasts contained therein for 2016 in Spain are as follows: (i) 29,000 MW of wind power; (ii) 2,450 MW of mini-hydro power; (iii) 2,000 MW of solar energy (thermoelectric solar and photovoltaic solar) and (iv) 2,770 MW of biomass power.

B.4.2. Rights and obligations of producers of electricity under the special system

The Electricity Sector Act in its articles 27 to 31 establishes the legal system for the electricity production business under the special system. The principal obligations of producers under the special system are as follows:

– To adopt the safety rules, technical and certification regulations for facilities and instruments established by the competent authorities.

– To comply with the technical rules for generation, as well as the rules for transmission and technical management of the system.

– To maintain facilities in optimum operating condition, in such manner that they cannot cause personal injury or damage third party facilities.

– To provide the authorities with information regarding production, consumption, the sale of energy and such other matters as may be established.

– To appropriately satisfy the conditions established for environmental protection.

On the other hand, their rights are as follows:

– To add their energy production at plant bars to the system, receiving the compensation determined in accordance with law.

– Priority in access to transmission and distribution networks for the energy generated, respecting the maintenance of reliability and safety in the networks.

– Parallel connection of their facilities to the network of the corresponding distribution or transmission company.

– To use, jointly or alternatively in their facilities, the energy they acquire from others involved.

The electricity production facilities will complement their economic system, if applicable, by receipt of a feed-in tariff.

B.4.3. Royal Decree 661/2007 of 25 May 2007 governing the business of production of electricity under the special system

The legal system for the business of energy producers under the special system is developed in RD 661/2007, which repealed Royal Decree 436/2004. Analysing it requires distinguishing among the following matters.

This Royal Decree maintains the basic principles of the prior Royal Decree, which are the most important to ensure stability and confidence of renewable investors;

– The basic regulatory principles are maintained (priority of access to the network, feed-in tariff system and guarantee of sale of energy).

– As has been the case to date, the developer may choose for a minimum term of one year between two compensation systems: (i) a single Regulated Tariff for all scheduling periods and (ii) directly on the market (or deferred or using a bilateral contract), receiving the price negotiated on the market plus a feed-in tariff.

– The tariffs, feed-in tariffs, complements and limits will be revised in 2010, based on achievement of objectives and the new objectives, ensuring a reasonable rate of return. There will be a new revision every four years.

– As provided in RD 436/2004, the new revision also will require developers of renewables to predict production and assume the costs in the event of failure to achieve that production.

Notable among innovations in the new RD 661/2007 are:

– Introduction of limits of power by technology.

– New caps and floors on the feed-in tariff in the market option.

– Significant improvement in the compensation levels for some renewable technologies (photovoltaic for plants between 100 kilowatts and 10 megawatts, biomass, thermoelectric solar)

– Annual indexing tied to the CPI with an efficiency factor.

Power objectives by technology

One of the principal innovations of the Royal Decree is the establishment of power objectives for each of the technologies for production of renewable energy (in line with the content of the Renewable Energy Development Plan).

The power objectives for renewable energy contemplated by the Royal Decree for the year 2010 are as follows:

- Solar: for photovoltaic the objective is 371 megawatts and for thermoelectric it is 500 megawatts.

- Wind: 20,155 megawatts. In addition there is a provision for an additional 2,000 megawatts, which may be installed by retrofitting wind facilities that were definitively registered before 31 December 2001.

- Hydroelectric (power not greater than 10 megawatts): 2400 megawatts.

- Biomass and biogas: For biomass the objective would be 1317 megawatts and for biogas it would be 250 megawatts.

To allow determination of the power installed from time to time, within a maximum term of two months after publication of the Royal Decree an information system using the webpage of the National Energy Commission will be created and will maintain a constantly updated figure for power installed in each technology that is definitively registered with the governmental register of production facilities under the special system and the percentage that this figure represents of the objective by technology contemplated in the Renewable Energy Plan.. On 25 July 2007 the National Energy Commission approved the procedure regarding the information system for power under the special system with definitive registration, contemplated in articles 21 and 22 of Royal Decree 661/2007. After that date, on a monthly basis, there will be updates of the installed capacity figure for each technology with definitive registration, and the percentage of that figure by comparison with the objective contemplated for each technology. These data are included in the Statistical Information on sales of electricity under the special system published each month by the National Energy Commission[4]. The principal effect of establishing these objectives is that they in turn constitute a limit based upon which the facilities commissioned will not benefit from the special economic system contemplated in the Royal Decree.

In effect, once 85% of the power objective is achieved for each technology, the General Energy Secretariat (upon proposal of the National Energy Commission) will establish the maximum term during which those facilities that are registered with the governmental register of production facilities under the special system, prior to the ending date of that term, will be entitled to the feed-in tariff or, if applicable, the regulated tariff established in the Royal Decree for that technology. The term may not be less than 12 months.

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4 http://www.cne.es/cne/Publicaciones?id_nodo=143&accion=1&soloUltimo=si&sIdCat=10&keyword=&auditoria=F

Those facilities that are definitively registered with the governmental register for production under the special system after the ending date established for the relevant technology will, for the energy sold, receive: (i) if they chose sale at the regulated rate, compensation equivalent to the final hourly price on the production market, and (ii) if they chose to rely on the market, the price derived from the organised market or the price freely negotiated by the owner or representative of the facilities, complemented by such market complements as may be applicable.

Nevertheless, it was contemplated that these facilities would be taken into account when establishing the new power objectives in the 2011-2020 Renewable Energy Plan.

Procedure for authorisation of facilities

The Royal Decree develops the administrative procedure for inclusion of production facilities within the special system. For that purpose, the corresponding authorisation of the national or regional governmental authority having jurisdiction of the matter must be obtained. By way of summary, what is required is (i) the issuance of an authorisation for construction of the facilities, the approval of the execution plan for the facility, and the inclusion of the facility within the special system, and (ii) registration (preliminary and definitive) in the second section of the governmental register for electricity production facilities under the special system, maintained by the Ministry of Industry, Tourism and Trade.

Definitive registration in that register is a necessary condition for application of the special economic system governed by the Royal Decree to those facilities. For both the definitive registration of the facility and for the application of the economic regime set out in the Royal Decree to the latter, it is not a necessary requirement for the facility to have all of the municipal permits necessary for its opening

Nevertheless, as indicated earlier, the regional governments have issued rules that govern the procedures for authorisation of generation facilities under the special system.

The resolution by which the administrative authorisation for the construction of the facility is granted must specify the period of time, counting from the date of award, within which the execution plan must be approved, with the said authorisation expiring if no plan has been submitted for approval by this deadline, although, where due grounds exist, the applicant may apply for an extension of the said period. The resolution approving the execution plan must in turn specify the period of time scheduled for the execution of the facility.

Authorisations are granted for an indefinite period, but may cease to be valid (i) if the conditions and prerequisites established therein are not respected, (ii) if there is a substantial change in the hypotheses on the basis of which they were granted, and (iii) if a very serious breach of the regulations has been committed. Very serious or serious breaches will result in the revocation or temporary suspension of the authorisations.

The authorisations described above are considered to be without prejudice to those that must be obtained for environmental and infrastructure reasons, and those governmental concessions that are necessary for hydroelectric facilities.

Mechanisms for sale of energy and economic system

The owners of facilities under the special system may choose to sell energy at the regulated rate or on the production market, in any of the forms described in section B.2[5]. The choice remains in effect for a minimum of one year.

(i) Sale at regulated rates

The Royal Decree, as an innovation, provides that all producers that have chosen sale at the regulated rate must make their offers of sale to the market operator (directly or through a representative), will receive the price resulting from the matching, and the differences in amounts of energy will be counted for purposes of the calculation and settlement. For that purpose they will make their offers on the daily market, or if applicable on the intra-daily market, in accordance with the current market rules.

The regulated rate (different for each technology) is the same for all scheduling periods, expressed in cents on the euro per kilowatt hour. Generally there are two levels of compensation, based on the age of the facility.

(ii) Sale on the market

In this case, the sale price of electricity is the price resulting from the organised market where the energy is sold, or the freely negotiated price. This price is supplemented, where applicable, by a feed-in tariff expressed in cents on the euro per kilowatt hour. The feed-in tariff is established by the Royal Decree for each of the various kinds of generation technologies, also distinguished on the basis of the age of the facility. This definition leaves open the possibility of participation by the facilities under the special system in the various organised markets for sale of energy, such as the spot market, distributor auctions and other markets.

This new compensation scheme is reflected in the following graph that shows the wind energy case with 2007 values (expressed in euros per MWh):

[5] The Royal Decree also allows sale of the energy using a direct line, but in this case the economic system established therein does not apply.


Total Compensation
CAP
FLOOR
2007 prices, €/MWh
Feed-In Tariff
84.94
73.23
71.28
71.28
29.29
Regulated
0
41.99
55.65
84.94
Pool Price
0
41.99
55.65
84.94
Pool Price
Feed-in tariff decreases from71.28 to
Feed-in tariff at 29.29 €/Mwh
Feed-in tariff decreases from 29.29 to 0
No feed-in tariff: Only pool price

The feed-in tariff receivable in each hour is calculated as follows:

i. When price levels on the reference market plus feed-in tariffs fall between the upper and the lower limits established for a certain group and subgroup, the amount of the premium receivable will be the feed-in tariff for the said group or subgroup in that hour.

ii. When price levels on the reference market plus feed-in tariffs are lower than or equal to the lower limit, the value of the feed-in tariff receivable will be the difference between the lower limit and the hourly price on the daily market in that hour.

iii. When price levels on the reference market plus feed-in tariffs are between the upper limit less the feed-in tariff and the upper limit, the value of the feed-in tariff receivable will be the difference between the upper limit and the price on the reference market in that hour.

iv. When price levels on the reference market are higher than or equal to the upper limit, the value of the feed-in tariff receivable will be zero in that hour.

Ultimately, the cap and floor system means that the feed-in tariff varies based on the price of the energy on the market, in such manner that the facilities in no event are compensated at a level below the lower limit or above the upper limit established. In any event, it is appropriate to note that the owner of the facility will always receive the full market price, so if this is above the upper limit that is established the effect is that no feed-in tariff is received (but there is no obligation to return any part of the market price); that is, there are no "negative feed-in tariffs".

(iii) Complements

The Royal Decree also sets forth the conditions for receiving other amounts complementary to the tariff and the feed-in tariffs: the hourly discrimination complement, efficiency complement and reactive energy complement. Facilities having definitive registration before 1 January 2008 may receive the complement for continuity of supply in the event of voltage drops, provided that they have appropriate technical teams to contribute to continuity of supply in the event of voltage drops.

The complements are basically the following:

- The discrimination complement may be received by cogeneration, hydroelectric and biomass facilities that adopt the hourly discrimination system, and allows them to multiply the tariff they receive by 1.0462 at peak times and by 0.9670 at off-peak times.

- The efficiency complement. If their equivalent electricity output exceeds the minimum required, cogeneration facilities (they can make use of the special regime under article 2.1.a) of Royal Decree 661/2007) with power of less than 100 MW may receive an efficiency complement, applicable only on electricity sold to the system via the transmission or distribution network.

- The complement for reactive energy, pursuant to which a bonus may be obtained if the generating plants are capable of generating or absorbing reactive energy in accordance with certain hourly tables. There is active and reactive energy in the whole electrical system: active energy is that which can be utilised in order to transform it into work (e.g. movement of an engine, light energy, etc.) and reactive energy is associated with the magnetic fields of engines and transformers, which exist in all of the electricity consumer apparatus and systems, whether industrial or domestic, and that this is necessary for their proper functioning. Therefore, control of reactive energy in the generation plants contributes to the successful functioning of the electrical system. In the case of reactive energy regulation the scheme set forth in Royal Decree 436/2004 is maintained, pursuant to which a percentage over the reference value (78.44 €/MWh for 2007) is received, based on the hourly power factor and the period. In addition this new Royal Decree allows the System Operator to issue instructions to the generators, who receive a bonus or penalty based on compliance.

- The complement for capacity to support voltage drops. A voltage drop is an abrupt and very brief fall in voltage at a point in the network. If it occurs at the point of connection of the renewable energy generation plant (this basically affects wind farms) they may be instantaneously disconnected and negatively affect stability of the network. The regulator has established an incentive for producers to install the improvements necessary so that plants, without disconnection, can support voltage drops of certain characteristics, thus contributing to maintenance of stability of the network.

(iv) Divergences

A divergence or costs of divergences are concepts applied within the operation of the electricity market, not specific to renewable energy plants. They are regulated within the operating rules of the electricity market called Electricity Market and Operating Procedures Regulations (see the website of OMEL, the Operator of the Spanish Electricity Market, www.omel.es, and Electricity Network, and the site of Red Eléctrica de España, the System Operator www.ree.es).

The operation of the market requires that each generating plant that offers its energy send, one day in advance, a supply commitment for a specific amount of hourly energy for the 24 hours of the following day: this commitment is called the "schedule". Once its offer is "matched" (accepted), this commitment is firm. If for any reason this amount is not supplied by the plant each hour, it is required to pay a specified amount for the difference between the scheduled energy and that actually supplied during that hour. This difference is known as the divergence.

Wind farms, or any plants under the Special System, that choose the option to sell energy on the market, in any form, accept – as do all other generation plants - the Market Operation and Operating Procedures Regulations, and therefore the application of the cost of divergences if they occur, like any other generation plant.

(v) Settlement

After calculation of the amount resulting from the transaction, the companies are subject to settlement by the National Energy Commission, which will pay or demand payment of the difference between the price received and the regulated tariff (in the case of producers that have chosen to sell at the regulated tariff), on will pay the feed-in tariff to those producers that have chosen the market option (if applicable taking the cap and floor system into account).

(vi) Updating of tariffs, feed-in tariffs and complements

The Royal Decree contemplates annual updating of the tariffs, feed-in tariffs and complements. For most facilities (including, inter alia, solar, wind and hydro) annual updating is contemplated with the reference being the increase in the CPI less 25 basis points until 31 December 2012, and 50 basis points thereafter.

The amounts of tariffs, feed-in tariffs, complements and upper and lower limits on the hourly market price resulting from any of the updates contemplated in the preceding point will apply to all facilities in each group, regardless of the date the facility is commissioned.

(vii) Revision of tariffs, feed-in tariffs and complements

During 2010, in light of the results of reports tracking the degree of fulfilment of the Renewable Energy Plan and the Spanish Energy Savings and Efficiency Strategy, as well as the new objectives included in the following Renewable Energy Plan for the 2011-2020 period, there will be a revision of the tariffs, feed-in tariffs, complements and upper and lower limits established in the Royal Decree, based on the costs associated with each of these technologies, the degree

of participation of the special system in covering demand and the effect on the technical and economic management of the system, always ensuring reasonable rates of return by reference to the cost of money in the capital market. Every four years thereafter there will be a new revision based on the same criteria.

The revisions of the regulated tariff and the upper and lower limits will not affect facilities commissioned before 1 January of the second year following the year the revision is made.

(viii) Transitional system

Finally, the Royal Decree establishes a transitional system, applicable to facilities already constructed.

On a general basis and except for solar photovoltaic facilities (which are subject to the new Royal Decree), facilities definitively commissioned before 1 January 2008 may:

- Remain within the transitional system, choosing to sell at the regulated tariff or on the market before 1 January 2009, with no possibility of changing the option:

    - If they choose to sell at the regulated tariff, the tariffs regulated by the Royal Decree will not apply to them, and they will be subject to the prior system for the entire life of the facility.

    - If they choose to sell on the market, they may maintain the values of the feed-in tariffs and incentives established in Royal Decree 436/2004 of 12 March 2004 until 31 December 2012.

The economic system under Royal Decree 436/2004 for land-based wind facilities is as follows:

In the case of facilities of no more than 5 MW of installed capacity:

- If they choose to sell their energy at the tariff, they will receive 90% of the average or reference tariff set by the Government during the first 15 years after commissioning, and 80% thereafter.

- If they choose to sell on the market, in addition to the market price they will receive a feed-in tariff of 40% and an additional incentive of 10% over the average or reference tariff.

For other land-based wind facilities:

- The tariff will be 90% during the first five years after commissioning, 85% for the next 10 years, and 80% thereafter.

- If they choose to sell on the market, added to the market price will be a feed-in tariff of 40% and an incentive of 10% on the average or reference tariff.

Applicable to any expansion of one of these facilities will be the general provisions of Royal Decree 661/2007.

- Fully accept the new Royal Decree before 1 January 2009, in which case the facilities may not return to the economic system described in the transitional provision.

The Company will elect for one regime or another depending on the particular characteristics of each one of its facilities. In each case it will evaluate the opportunity to be maintained under a temporary regime or, as appropriate, make full use of the regime contained in the new Royal Decree. As has been stated above, the Company will opt for one or other regime prior to January 1, 2009.

(ix) More than 50 megawatt facilities

Finally, the Royal Decree in implementation of article 30.5 of the Electricity Sector Act also contemplates the right of certain facilities producing electricity from renewable sources, having installed capacity greater than 50 megawatts, to receive a feed-in tariff complementing their compensation system. Such facilities in all cases will sell their energy on the market.

Special analysis of other technologies

Below, before summarising the most significant aspects of other technologies, we discuss the regulated tariff (expressed in cents on the euro per kWh), reference feed-in tariffs (where applicable), cap and floor, where applicable, of the facilities in category b) of Royal Decree 661/2007 governing facilities that as their primary energy use any of the non-consumable renewable energies, biomass, or any kind of biofuel, provided that the owner does not engage in production activities under the ordinary system.

Table 3

Group	Subgroup	Output	Term	Regulated tariff c€/kWh	Reference premium c€/kWh	Upper limit c€/kWh	Lower limit c€/kWh
b.1	b 1 1	P≤100 KW	first 25 years	44.0381			
			from then on	35.2305			
		100 kW<P≤10 MW	first 25 years	41.7500			
			from then on	33.4000			
		10<P≤50 MV	first 25 years	22.9764			
			from then on	18.3811			
	b 1 2		first 25 years	26.9375	25.4000		
			from then on	21.5498	20.3200	34.3976	25.4038
b 2	b 2 1		first 20 years	7.3228	2.9291	8.4944	7.1275
			from then on	6.1200	0.0000		
b 3			first 20 years	6.8900	3.8444		
			from then on	6.5100	3.0600		
			first 25 years	7.8000	2.5044		

Group	Subgroup	Output	Term	Regulated tariff c€/kWh	Reference premium c€/kWh	Upper limit c€/kWh	Lower limit c€/kWh
b 4			from then on	7.0200	1.3444	8.5200	6.5200
b 5			first 25 years	*	2.1044	8.0000	6.1200
			from then on	**	1.3444		
b 6	b 6 1	P≤2 MW	first 15 years	15.8890	11.5294	16.6300	15.4100
			from then on	11.7931	0.0000		
		2 MW ≤ P	first 15 years	14.6590	10.0964	15.0900	14.2700
			from then on	12.3470	0.0000		
	b 6 2	P≤2 MW	first 15 years	12.5710	8.2114	13.3100	12.0900
			from then on	8.4752	0.0000		
		2 MW ≤ P	first 15 years	10.7540	6.1914	11.1900	10.3790
			from then on	8.0660	0.0000		
	b 6 3	P≤2 MW	first 15 years	12.5710	8.2114	13.3100	12.0900
			from then on	8.4752	0.0000		
		2 MW ≤ P	first 15 years	11.8294	7.2674	12.2600	11.4400
			from then on	8.0660	0.000		
b 7	b 7 1		first 15 years	7.9920	3.7784	8.9600	7.4400
			from then on	6.5100	0.0000		
	b 7 2	P≤500 kW	first 15 years	13.0690	9.7696	15.3300	12.3500
			from then on	6.5100	0.0000		
		500 kW ≤ P	first 15 years	9.6800	5.7774	11.0300	9.5500
			from then on	6.5100	0.0000		
	b 7 3		first 15 years	5.3600	3.0844	8.3300	5.1000
			from then on	5.3600	0.0000		
b 8	b 8 1	P≤2 MW	first 15 years	12.5710	8.2114	13.3100	12.0900
			from then on	8.4752	0.0000		
		2 MW ≤ P	first 15 years	10.7540	6.1914	11.1900	10.3790
			from then on	8.0660	0.0000		
	b 8 2	P≤2 MW	first 15 years	9.2800	4.9214	10.0200	8.7900
			from then on	6.5100	0.0000		
		2 MW ≤ P	first 15 years	6.5080	1.9454	6.9400	6.1200
			from then on	6.5080	0.0000		
	b 8 3	P≤2 MW	first 15 years	9.2800	5.1696	10.0200	8.7900
			from then on	6.5100	0.0000		
		2 MW ≤ P	first 15 years	8.0000	3.2199	9.0000	7.5000
			from then on	6.5080	0.0000		

b.1 Facilities that use solar energy as the primary energy

b.1.1 Facilities that use only solar radiation as primary energy, by way of photovoltaic technology.

b.1.2 Facilities that use only thermal processes for transformation of solar energy, as the primary energy, into electricity.

b.2 Facilities that use only wind energy as the primary energy

b.2.1 Land-based wind facilities.

b.3 Facilities that as primary energy use only geothermal, wind, tidal, hot and dry rock, ocean heat and energy from marine currents.

b.4 Hydroelectric plants the installed capacity of which is not greater than 10 MW.

b.5 Hydroelectric plants the installed capacity of which is greater than 10 MW and not greater than 50 MW.

b.6 Plants using biomass from energy crops, waste from agricultural or gardening activities, or waste from logging and other forestry operations in forests and green spaces as their principal fuel.

b.6.1 Plants using biomass from energy crops as their principal fuel.

b.6.2 Plants that as their principal fuel use biomass from waste of agricultural or gardening activities.

b.6.3 Plants that as their principal fuel use biomass from waste from logging and other forestry operations in forests and green spaces.

b.7 Plants using biomass from manure, biofuels or biogas coming from anaerobic digestion of agricultural and cattle raising waste, biodegradable waste of industrial facilities or sludge from sewage treatment, as well as recoveries from controlled dumps as their principal fuel.

b.7.1 Plants that use biogas from dump sites as their principal fuel.

b.7.2 Facilities that as their principal fuel use biogas generated in digesters using any of the following biodegradable industrial wastes: sludge from treatment of urban or industrial sewage, solid urban waste, waste from cattle raising, agriculture and other waste to which the process of anaerobic digestion is applied, both individually and by way of co-digestion.

b.7.3 Facilities that as their principal fuel use manure by way of combustion and liquid biofuels.

b.8 Plants using biomass from industrial facilities as their principal fuel.

b.8.1 Plants using biomass from industrial facilities in the agricultural sector as their principal fuel.

b.8.2 Plants using biomass from industrial facilities in the forestry sector as their principal fuel.

b.8.3 Plants using wastewater from the paper industry as their principal fuel.

- Off-shore wind energy

A maximum reference feed-in tariff of 8.43 c€/KWh and a cap of 16.4 c€/MWh are established. Royal Decree 1028/2007, of 20 July, establishes the administrative procedure for the presentation of applications for licences for

electricity generating facilities at sea, stipulating that in those cases where more than one application is received for a facility in the same location, the decision as to who will be granted the licence will be made via a competitive bid process, in which case the applicants must propose a benchmark tariff, which must be within the aforementioned limits.

- Mini-hydro

The energy may be sold at the regulated tariff or on the market. For sales on the market there are two levels of compensation based on power:

– The cap and floor for plants of less than 10 MW are 8.52 c€/kWh and 6.52 c€/kWh, respectively; and

– For plants between 10 MW and 50 MW the cap and floor are 8 c€/kWh and 6.12 c€/kWh, respectively.

In the case of facilities subject to Royal Decree 1538/1987 having power less than 10 megawatts, they may receive a specific feed-in tariff for improved yield and environmental investments.

- Biomass

For purposes of compensation three classifications are established, each having three subgroups:

(i) Plants using biomass from energy crops, waste from agricultural or gardening activities, or waste from logging and other forestry operations in forests and green spaces as their principal fuel.

(ii) Plants using biomass from manure, biofuels or biogas coming from anaerobic digestion of agricultural and cattle raising waste, biodegradable waste of industrial facilities or sludge from sewage treatment, as well as recoveries from controlled dumps as their principal fuel.

(iii) Plants using biomass from industrial facilities as their principal fuel.

All levels of compensation are increased for biomass, and the term for receipt of the feed-in tariff is reduced to 15 years.

- Photovoltaic Solar

A new scale by comparison with Royal Decree 436/2004 is introduced, from 100 kilowatts to 10 megawatts, the tariff being 41.75 c€/kWh for 25 years, and thereafter 33.4 c€/kWh. There is no market option for photovoltaic solar.

- Thermal solar

The rules regarding hybridisation under Royal Decree 436/2004 are maintained. Indeed the use of biomass for hybridisation is allowed. A cap of 34.4 c€/kWh and a floor of 25.4 c€/kWh are established.

B.5. Tax treatment of production of electricity

The specific tax system for electricity in Spain is fundamentally based on the Electricity Excise Tax, which for legal purposes is classified as a manufacturing excise tax.

It is governed by Excise Tax Act (Ley sobre Impuestos Especiales) 38/1992 of 28 December 1992 (the "LES"); in particular by Chapter IX of Title I, headed "*Electricity Tax*", comprised of articles 64 to 64 *sexies*. The final legal provision is Royal Decree 1165/1995 of 7 July 1995 approving its implementing Regulations.

This tax is imposed on production and import of electricity classified under item NC 2716 within the community territorial scope. For purposes thereof, "production of electricity" is the manufacture or the process of obtaining the electricity from other products, including transformation. It nevertheless does not include within that concept obtaining electricity apart from electricity production facilities under the ordinary or special systems, by means of generators or groups of generators having total power of not more than 100 kilowatts.

In addition to production and importation, also subject to the tax are intra-community acquisitions of electricity from the territorial scope of the community other than the internal territorial scope. On the other hand, exempt therefrom are electricity production operations and facilities under the special system that are destined to consumption by the owners of those facilities, as well as the intra-community production, impartation or acquisition thereof for self consumption.

The tax is passed on to the end user. Thus, the one ultimately bearing the tax is the one acquiring the energy, to which the tax payments are passed on by the taxpayer or by the Market Operator in the case of deliveries of energy made with its participation.

These payments are the result of applying a tax rate of 4.864 percent on an amount (taxable base) that, in turn, is the result of a mathematical operation: multiplying a factor of 1.05113 by the total amount of the taxable base of the Value Added Tax, excluding the payments of Electricity Tax, for supply of electricity for consideration within the territory for application of the Value Added Tax between unrelated persons. Such payments in any event may not be less than 0.5 euros per megawatt hour (MWh) when the electricity supplied is used for industrial purposes, or 1 euro per megawatt hour (MWh) when it is used for other purposes.

C.1. United States of America

C.1.1. Overview of the market

The federal government regulates the wholesale market and the business of interstate transport via the Federal Energy Regulatory Commission ("**FERC**"). Its jurisdiction derives from the Federal Power Act of 1935 (the "**FPA**"), and from other rules, as is the case of the Public Utility Regulatory Policies Act of 1978 ("**PURPA**"), the Energy Policy Act of 1992 ("**EPA**") and the Energy Policy Act of 2005 ("**EPA 2005**") which repealed and replaced the Public Utility Holding Company Act of 1935 ("**PUHCA**"). The EPA 2005 repealed the existing restrictions on ownership of public utility companies by independent energy producers, thereby facilitating competition in the wholesale electricity market.

The FERC exercises authority over all agents in the electricity sector by imposing indexes and conditions on the sale of energy at the wholesale level that must be respected by all companies, as well as over the organisation, management and financing of the companies that participate in such sales. The electricity markets in the United States are split into a number of distinct segments: (i) a generation segment, consisting of regulated electricity companies, wholesale electricity suppliers, and governmental entities; (ii) a high-voltage transmission segment, consisting of the regulated electricity companies and the governmental entities owning the transmission network and regional transmission organisations, independent system operators and the companies that control and schedule the use of the transmission network; (iii) a distribution segment, consisting of regulated electricity companies and governmental entities that transport electricity from the high-voltage network to end users, and, in some limited markets, competitive suppliers, which sell electricity to retail consumers.

Certain electrical energy production facilities which do not exceed a particular level of power (for example wind facilities of less than 80 MW of installed power) may be classified as "Qualifying Facilities", which enables them to have certain advantages with respect to other energy producers and require the interconnection of their facilities to the distribution networks so as to be able to release the energy produced.

C.1.2. Sale of energy

The electricity generated by suppliers of electricity, including wind farms, is either sold to third parties under long-term private contracts or else placed on the market. Because the market for the sale of electricity is regional, the rules and regulations applied on these markets vary according to the location of the facility selling the electricity it generates. The specific features of each of these markets can in fact be totally different depending on the state or region it covers. For example, facilities situated in the area controlled by the New York Independent System Operator (NYISO) must physically supply electricity to the NYISO and are paid for this electricity at a price based on the marginal price calculated by the NYISO for the facility in question. In contrast, market prices for facilities situated in the west of the United States are generally established using bilateral market mechanisms. The common denominator for all of them is that the rules applied on each of the US markets and any changes to them must be approved by the FERC.

C.1.3. Licenses and permits

The construction and implementation of electricity generation facilities, including wind farms, generally requires various permits or licenses (which are granted for an indefinite period of time), which vary depending on the state in which the facility is located. Most states delegate all decisions regarding land use to the municipalities and counties.

Nevertheless, apart from a few limited exceptions, the regulatory agencies of each state have the authority, inter alia, to authorize the construction of new electricity generation facilities. Before commencing construction of an electricity generation plant, the future proprietor must obtain a Certificate of Public Convenience and Necessity ("**CPCN**") or similar permit awarded by the competent agency in the state in which the plant is to be built. The process of obtaining a CPCN is a lengthy and expensive one and includes, inter alia, an environmental impact assessment that evaluates and, if necessary, proposes measures to offset. The likely environmental impact of the project on the area in which

it will be situated. In some states, no CPCN is required for the construction and operation of small-scale facilities with installed capacity of less than 1 MW.

Lastly, for the development of a wind farm, other types of permit and authorisation may also be necessary, depending on the kind of land on which the project is to be developed. Projects located on federal land, in wetlands or at sea may require additional approvals imposed under federal regulations.

C.1.4. Renewable energy support measures

Both the Federal Government and the Governments of the majority of individual states have introduced support measures to encourage the development of electricity generation from renewable energy sources. The two key measures adopted to support the development of wind energy in the United States are (i) the RPS (Renewable Portfolio Standards) introduced at state level, (ii) the various tax credits, such as the PTCs (Production Tax Credits), introduced at the federal level, and (iii) the MACRS (Modified Accelerated Cost Recovery System) introduced for assets associated with wind power.

C.1.4.1. RPS (Renewable Portfolio Standards)

The Governments of various States have introduced RPS programs to promote renewable energy sources. These programs generally require that a predetermined proportion of the electricity supplied to users by a given electricity company be generated from renewable sources. These percentages vary from state to state, but they usually establish targets entailing that between 10%-20% of the electricity which said company supplies in 2010 or 2015 come from renewable sources. Currently 24 states and the District of Columbia have implemented programs of this type.

Although at present this is not a federal program, there are plans for regulations at the federal level that, if approved, would require 15% of primary energy consumption in the United States to be generated from renewable sources by 2020 and, it is reasonable to assume, would therefore result in the development of new RPS programs.

Although the rules of RPS vary from state to state, such programs are generally implemented by way of RECs, or Renewable Energy Credits, which are transferable certificates that evidence that a certain amount of electricity has been generated from a renewable source. At the end of the year, electricity companies must have sufficient certificates to demonstrate that a certain percentage of their production, as established in the RPS program of the state in question, is from such renewable sources. If they do not reach their annual quotas fines or other measures may be imposed on them.

C.1.4.2. PTCs (Production Tax Credits)

Under the Energy Policy Act of 1992 (EPAct) the United States introduced PTCs. These consist of tax credits that are awarded to owners of facilities that generate electricity from renewable sources and sell the electricity they produce to third parties, Originally, a tax exemption of $15/MWh was awarded for electricity generated from renewable sources that was adjusted in line with inflation on a yearly basis for the duration of the PTC program. The value of the PTC in 2007 was $20/MWh, although this amount may be reduced if the facility benefits from some other form of public

sector aid or financial assistance from any administration. The PTC is applied from the moment the facility is brought into service until the end of its first ten years in operation. PTC programs have typically been applied for periods of two to three years, which may be extended. Application of the program currently in force was extended under a 2006 Law (Tax Relief and Health Care Act of 2006) until 1 January 2009. In theory, if, when these programs' period of application expires, they are not immediately replaced by others, the regulations approving the subsequent program provide for its retrospective application, such that no facility is left outside the programs, although when such lapses do occur between one program and another, investment in facilities that generate electricity from renewable sources has tended to slow.

On August 4, 2007, the Chamber of Representatives passed an Act known as the "Renewable Energy-Energy Conservation Tax Act of 2007", which is awaiting approval by the Senate, which extends the PTC programme until 2012. Even when the PTC programme expires, benefit could be obtained from those facilities that have been made operational before the completion of the programme for a period of ten years from when they are started up.

C.1.4.3. Modified Accelerated Cost Recovery System (MACRS)

Another tax benefit designed to promote the development of facilities that use renewable energy sources is tied to the capacity of wind farm owners to use the accelerated cost recovery system for most assets linked to their facility, with the effects spread for tax purposes over a period of five years. This system allows owners of generation facilities that use renewable sources to take advantage of a new tax benefit other than those applied to the income generated by the sale of electricity produced by the facility. The tax benefits associated with the accelerated cost recovery system have been applied since 1987.

Lastly, there is another series of state and local incentives provided to producers of renewable energy, such as reductions of property taxes, state tax exemptions, and reimbursement of taxes on equipment.

C.1.5. Changes in the energy policy – reference to the emission of greenhouse gases

The growing concern about global warming and the recent decisions of the United States Supreme Court indicating that the Environmental Protection Agency of the United States has authority to regulate aspects relating to the emission of greenhouse gases have resulted in a political debate in the United States regarding the benefits deriving from the generation of electricity from renewable sources.

In the absence of a national policy to cover questions regarding climate change, various state authorities in the United States of America have attempted to fill this regulatory vacuum by filing suits and adopting the so-called "cap and trade" systems regarding emissions of greenhouse gases.

Although the federal government opposes the establishment of mandatory limits on greenhouse gas ("GHG") emissions, many observers agree that the establishment of such limits is only a matter of time, particularly in light of the recent decision of the United States Supreme Court (decision in *Massachusetts v. Environmental Protection Agency* published in April 2007).

There are two systems for reducing greenhouse gas emissions: (i) establishing a tax on the cost of the emissions; or (ii) establishing a so-called "cap and trade" system, by means of which the government imposes a cap or limit on such emissions, issues emission allowances, and allows a market for trading such emission allowances. This system establishes a maximum limit on emissions of certain pollutants over a given period of time. The maximum limit (cap) in turn is divided into partial portions or authorisations ("**allowances**"), the sum of them constituting the maximum allowable limit.

At the end of the reference term each operator must have sufficient partial allowances to cover its emissions during the period in question. Operators have various means of complying with the system: (i) reducing their emissions to comply with the required level; (ii) acquiring more emission rights by acquiring these partial allowances; or (iii) investing in projects designed to reduce emissions.

In addition to these initiatives, the United States faces ever-increasing pressure from foreign governments to comply with the provisions of the Kyoto Protocol.

All this points to the conclusion that initiatives to promote the use of renewable energy sources should logically increase in the years to come.

C.2. UNITED KINGDOM

C.2.1. Legislative and regulatory framework of the electricity market in the United Kingdom

The United Kingdom recently announced the obligation that by 2015 the percentage of electricity produced using renewable energy sources will be 15.4% and has confirmed its intention to set an objective of 20% by 2020. Scotland has been much more ambitious in its forecasts and for the same years envisages percentages of 18% and 40% respectively.

The regulatory framework for the electricity sector in the United Kingdom is made up of various acts, including the 1989 Electricity Act, the 2000 Utilities Act, the 1988 Competition Act, the 2002 Enterprise Act and, finally the 2004 Energy Act.

The 1989 Electricity Act initiated the restructure of the UK electricity system and privatized various assets related with the electricity sector. This meant that transmission and distribution remained regulated activities, while electricity generation and supply became competitive markets, with separate markets – Scotland on the one hand, and England and Wales on the other remaining in place. This separation was maintained until the New Electricity Trading Arrangement (NETA) of 2001, which unified the markets of England and Wales. The Scottish market was subsequently unified with these via the British Electricity Transmission and Trading Arrangements (BETTA) en 2005.

The 2000 Utilities Act, for its part, created the Gas and Electricity Markets Authority, which performs its functions through the Office of the Gas and Electricity Markets (OFGEM), which provides administrative support to the aforesaid Authority, and, inter alia, is responsible for granting licenses for new installations, renewing existing licenses, monitoring compliance with the conditions established in the licenses and,

where necessary, enforcing compliance with these conditions using the mechanisms contemplated in the Electricity and Natural Gas Acts.

Agents operating in the electricity sector must, for their part, comply with the distribution, safety and balance obligations of the network, providing the Authority with the information it requests, maintaining separate accounts for each activity and avoiding cross subsidies between generation activities and other activities of the license holder or companies related to it.

C.2.2. Licenses and permits

Facilities with installed capacity in excess of 50MW (or 1MW in the case of those located at sea) must be licensed by the Secretary of State in accordance with the provisions of Section 36 of the 1989 Electricity Act. Before granting such licenses, which generally are granted for a term of twenty-five years, the Secretary of State must consider all aspects related to the location of the facility. The conditions to which execution of the project are subject must be expressly or implicitly set out in the resolution in which the license is granted. The construction of the facility must be completed within a maximum of three years from the date of the license, at the end of which period the license expires.

The same license is required to lay electricity cables underground, except for cables with a voltage of less than 20kV that are to be used for consumer supply.

In addition, the construction of electricity generation facilities that use renewable energy sources is subject to various environmental regulations, and all plans for the development of such facilities must undergo the corresponding environmental impact assessment.

Finally, before they can be connected to the distribution or transmission grid, such facilities are required to comply with or meet certain requirements of an industrial nature, which attest to their suitability for connection to the distribution or transmission grid.

C.2.3 Sale of electricity

On 1 April 2005 the introduction of BETTA unified the wholesale electricity market in Scotland with that of England and Wales, thus creating a single wholesale electricity market for the entire territory of Great Britain. In it, suppliers, marketers and generators negotiate term agreements with physical delivery for the supply of electricity.

Agents may participate in the market by making offers of purchase and sale. The referenced mechanism also calculates and settles the mismatches between supply and demand arising from differences in the contractual positions of the parties and actual flows of energy.

As regards Ireland, the regulatory authorities of the Republic of Ireland (CER) and Northern Island (NIAER) have drawn up a master document with the aim of establishing a wholesale electricity market serving the entire island known as the Single Electricity Market (SEM). On the SEM all electricity generated in or imported into the island of Ireland will be sold and all electricity for consumption or export purchased. The design for the structure of the SEM was finalized in June 2005, and the regulatory

authorities and the system operators of Ireland (EirGrid) and Northern Ireland (SONI) are now working together to establish the SEM. The SEM started to operate on 1 November 2007.

C.2.4. Support for renewable energy

C.2.4.1 ROCs (Renewables Obligation Certificates)

Suppliers of electricity are required to produce a certain percentage of this electricity from renewable energy and provide evidence that they satisfy this percentage requirement. Thus, at present, for each megawatt hour generated from renewable energy, a transferable certificate called a Renewables Obligation Certificate (ROC) is issued.

This system is presently in the process of being reformed. The reform proposal envisages different exchange releases based on the technology used which would be divided into bands (2 ROCs per megawatt hour, 1 ROC per megawatt hour, etc.). The proposal suggests the granting of more ROCs to the megawatt hours from the less developed renewable energy production technologies and which, as a consequence, require less investor effort (for example, than photovoltaic solar) and fewer ROCs per megawatt than the more mature technologies (on-shore wind power energy).

The British government estimates that the introduction of this new bands system will contribute towards the growth of renewable energy, indicating that in the case of renewable energy production representing 10% of the total electrical production in 2010 and 15% in 2015, its goal for 202 will be set at 20%.

Suppliers may satisfy their obligations by (i) acquiring ROCs, (ii) paying an alternate price equivalent to £34.30/megawatt hour during the 2007/2008 period, with this value increasing annually on the basis of the retail sale price index or (iii) a combination of the two systems.

If a supplier chooses to pay the replacement price, the money collected is deposited in a specific fund that, at the end of a period of twelve (12) months, is distributed among the electricity suppliers that have presented the referenced ROCs and complied with their obligation.

The distribution fund provides more business incentives for suppliers to comply with the orders by acquiring ROCs, since only suppliers have access to distribution of the fund if they comply therewith.

Back in 2003, the fund had a 23 million pound sterling deficit as a result of many suppliers' failure to settle the sums they were required to pay because they did not have the corresponding ROCs. To counter this situation, certain measures have been implemented, notable among which are: (i) a surcharge on delayed payments, which has a deterrent effect on those who are reluctant to pay; (ii) measures for contribution to the fund by all participants in the event of significant insufficiencies in the fund.

This support mechanism will expire in 2027. At that time, if the current regulations remain in place, generators of renewable energy will continue to operate and receive the revenue coming from their production as conventional generators in the wholesale electricity market.

In April 2005 the government of the United Kingdom amended the legislation to recognise ROCs in Northern Ireland, thus creating a single market in the United Kingdom for trade in ROCs.

C.2.4.2. The obligation regarding non-fossil fuels

Prior to the introduction of the ROC system, another system was in place in Great Britain to promote the generation of electricity using renewable energy, called the non-fossil fuel obligation ("NFFO").

Under the NFFO system, electricity producers sold the electricity generated using renewable sources to the Non-Fossil Purchasing Agency Limited (NFPA) at a fixed price, for a fixed period of time, with contracts being signed with individual generators. In this way, the NFPA helped the electricity industry by guaranteeing the payment of a fixed amount for a set period of time.

This production is sold as packages to authorised suppliers by means of an online auction. At these auctions, which are held every two years, supply contracts of six months duration prior to production are awarded. The suppliers who bid the highest price will be awarded the contract. The price paid is unrelated to the price received by the producer. If the price paid at the auction is higher than the "set price", the excess of that amount is used for the fund of the Fossil Fuel Levy ("FFL"). If the price paid is less than the "set price", the FFL compensates for the difference in said value. If the funds made available for the FFL are insufficient to offset the difference, then the British government is reintroducing the so-called tax on non-fossil fuels (which is presently set at zero).

C.2.4.3 Tax related to climate change

The Climate Change Levy ("CCL") is an environmental tax for use of energy (for example electricity, natural gas and coal). This tax is paid by end users and is collected by suppliers. However, homes and most non-profit organisations do not pay CCL.

To promote the most environmentally sustainable generation and supply of energy, the consumption of electricity coming from certain renewable sources, such as onshore and offshore wind, biomass, solar, hydroelectric and tidal, is exempt from CCL. Therefore, the CCL promotes purchase by suppliers of electricity generated from renewable energy sources, because the suppliers may increase their competitiveness in the market and transfer the savings to end users, or continue passing the tax on to consumers (although they as such are exempt from the tax), thus benefiting from higher profits.

For each megawatt hour produced by a certified renewable energy generator, OFGEM issues a LEC (Levy Exemption Certificate). The value of the LEC depends on the amount of CCL avoided. The value, in the case of electricity, currently is £4.41 per MWh for the year 2007 (value updated on April 1, 2007) and £4.56 per MWh for 2008.

C.2.5. Changes in the energy policy of Great Britain

Great Britain energy policy continues to emphasise the need to achieve balance between a market-based model and regulatory mechanisms to maintain the viability and security of supply of energy, at the same time controlling emissions of CO2, promoting energy savings and mitigating the impact of the cost of fuel on low income families.

In May 2007 the government published the Energy White Paper, including detailed development of the proposals for amendment of the current system. The most significant proposal regarding renewable energy is the improvement of the Renewables Obligation to increase the compensation received for offshore wind energy, which will receive 1.5 ROCs per megawatt hour instead of one. The compensation received for land-based wind energy will not change, remaining at 1 ROC per MWh. The Government also has confirmed its intention to establish an objective of 20% of electricity from renewable energy by 2020.

C.3. GREECE

C.3.1. Regulatory framework

In accordance with EC Directives Greece has set itself the target that, by 2010, 20.1% of electricity must be produced from renewable energy sources.

Act no 3468, which is the main source of regulation on renewable energy issues, was approved on 27 June 2007.

C.3.2. Licenses and permits

Under Greek regulations, any electricity generation facility must have the permits necessary for its construction and operation, and must comply with certain environmental prerequisites. The Ministry of Development must grant the permit for the facility, which will be valid for a period of 25 years, renewable for a further 25 years. The construction permit is valid for two years and can be renewed for a further year, provided that 50% of the budgeted work for the facility has been completed.

Finally, small facilities with installed capacity of less than 20kW located in stand-alone micro-networks, with power of less than 40kWh that are located on islands and are not connected to the grid and facilities with power of less than 50KW even though they are connected to the grid do not require special permits and licenses.

Act 3468 establishes, however, that before any license can be obtained, the plans for the facility must first undergo the corresponding environmental assessments.

C.3.3 Sale of energy

Producers are entitled to sign standard agreements with the electricity system operator for acquisition of energy for a term of 10 years. This agreement can be extended unilaterally by the producer by means of the corresponding written declaration for an additional period of 10 years. These agreements can be used as a guarantee for the financing of electricity generation facilities.

C.3.4 Promotion of renewable energies

In Greece various measures designed to promote the generation of electricity from renewable sources have been adopted, of which the following are the most important:

- Renewable energy facilities (without limitation on capacity), small hydroelectric facilities (up to 15 MW) and non-renewable cogeneration facilities (up to 35 MW) benefit from priority access to distribution networks.

- Regulated tariff systems: the tariffs for electricity generated from wind energy were €75.82/MWh for the peninsular system and €87.42/MWh for the islands not interconnected in the year 2007 to the grid. The referenced tariffs are revised annually through weighted adjustment of the approved accounts of Public Power Corporation (PPC S.A.).

- Finally it is notable that certificates of origin were introduced by Act 3468/2006 that, as in other countries, require generators to have a certain number of certificates of origin accrediting that a given percentage of the electricity they generate is produced from renewable sources.

- Lastly, there are additional indirect support mechanisms, such as direct subsidy of investment and tax exemption for 100% of the value of new investments. As an approximation, taking into account the diversity of regions where investments may be made and the computable costs for the subsidy, it may be said that the subsidy covers between 25% and 30% of the cost of the investment.

C.4. FRANCE

Act 2000-108 of 10 February 2000 on modernisation and development of public energy services (amended by Acts 2000-108, 2004-803 and 2006-1537) ("Act 2000") is the general legislative framework for operation of wind facilities in France. The operation of wind facilities in France is also subject to the provisions of the French environmental and construction code.

Act 2000 provides that operators of wind facilities, under certain conditions contemplated in Decree 2000-1196 of 6 December 2000, may enter into long-term agreements for the purchase and sale of energy with the French National Electricity Company (EDF). For that purpose it is necessary for the generator to obtain the corresponding certificate issued by the local government.

The Order of 10 July 2006 sets the tariffs for acquisition by EDF of the electricity produced by operators of wind facilities that are beneficiaries of the agreement for acquisition of energy. The Order establishes a tariff structure comprised of three stages:

- During the first 10 years of the term of the referenced agreement for the acquisition of energy, EDF for the energy acquired will pay a fixed annual tariff, determined by reference to the date of the agreement for acquisition of energy requested by the operator from EDF. For applications made during the year 2006 the tariff established is 82.0/MWh. This tariff is amended annually based, among other factors, on the inflation index.

- During years 11 to 15 of the term of the referenced agreement for acquisition of energy, the tariffs are based on the annual average percentage of production of wind facilities during the first 10 years of operation. In this regard, (i) wind facilities

located at sites of lesser yield (less than 2400 hours per year) will receive the same level of compensation as in the first stage; (ii) for those located at sites with 2800 hours per annum, the compensation decreases to €68/MWh and (iii) for the best sites (more than 3600 hours per annum) it decreases to €28/MWh. Regarding sites with a number of hours within the indicated intervals, the compensation is established by interpolating the data indicated above. These tariffs also are updated based on the inflation index.

- Starting with year 16 of the term of the indicated agreement there is no specific support scheme. Thus the operators of wind facilities must sell the electricity they produce at market price.

C.5. POLAND

The legislation applicable to renewable energies is basically contained in the Energy Act of 10 April 1997, which has been amended several times since the date of approval. Among the more important are (i) the amendments included in the Act of 24 July 2002, many of which became effective when Poland joined the EU, that is, in May 2004, and (ii) the amendments included in the Act of 2 April 2004, which became effective in January 2005, very particularly affecting the system established for promotion of renewable energies.

Since January 2005 it has been contemplated that all energy generated from renewable sources in Poland will receive a certificate of origin. The certificate is issued by the energy regulator, URE, and includes the particulars of the generating company, data regarding the source of the renewable energy used, and information regarding the amount of energy generated and the period during which it was produced. The rights deriving from the Green certificate are tradable according to the market rules of the operator of the Polish market.

The Energy Act imposes an obligation on conventional generators, distributors and marketers to acquire from renewable sources a specified percentage of the electricity they supply (administrative quota system) to end users. For that purpose they sign bilateral agreements with the renewables producers, who deliver the certificates of origin to them. The percentages are as follows: 5.1% (2007); 7.0% (2008); 8.7% (2009); 10.4% (2010); 10.4% (2011); 10.4% (2012); 10.4% (2013); and 10.4% (2014). Those conventional generators, distributors and promoters that do not satisfy these percentages could be penalised with a fine which in 2007 is set at 242.0 PLN (62.54 €/MWh).

Suppliers who do not meet their obligations regarding renewable energy will be required to pay a fine. Fine revenue is destined to the National Fund for Protection of the Environment and Economical Use of Water.

The distributors are required to purchase all of the electricity coming from renewable facilities connected to their networks. The minimum price for acquisition of the electricity is comprised of the average market price during the last calendar year, and is fixed by the Chairman of the URE before 31 March of each year. The price announced by the Chairman of the URE on 31 March 2007 is PLN 119.70 (Polish Zloty)/MWh (€30.93/MWh based on the official exchange rate on 30 March 2007: €1/PLN 3.8695.Source: National Bank of Poland).

Other support measures to promote the development of renewable energy are as follows:

- a 50% reduction in the cost of connection to the distribution network for electricity coming from renewable sources;
- the obligation of the system operator to ensure a priority in supply for electricity coming from renewable energy sources;
- exemption of companies producing electricity from renewable energy with power less than 5 MW from the requirement of paying fees for the grant of licenses or for obtaining and registering green certificates;
- certain exemptions from the tax on consumption of this kind of energy, and
- the grant of subsidies and preferential bank loans to support environmental protection through the use of renewable energies.

D. REGULATORY FRAMEWORK REGARDING THE NATURAL GAS SECTOR IN THE UNITED STATES OF AMERICA

➢ General matters

The Natural Gas Act of 1938 (hereinafter "**NGA**") gives the U.S. Federal Energy Regulatory Commission ("**FERC**") exclusive jurisdiction to regulate transport and storage of natural gas, as well as certain sales of natural gas, all in interstate commerce. In exercise of this authority, the FERC subjects interstate natural gas transporters and storage service providers to certain rules regarding, inter alia: (i) construction, ownership, operation and abandonment of interstate natural gas storage and transport infrastructure; (ii) provision and abandonment of interstate natural gas transport and storage services; (iii) accounting and financial reporting; (iv) rates for services, and (v) other related activities.

Initially, the NGA also gave the FERC jurisdiction to regulate the sale of natural gas in interstate commerce at the wholesale level. By means of later laws (such as the Natural Gas Policy Act of 1978, "**NGPA**"), the authority of the FERC in this area was significantly restricted, to a great extent deregulating sale of natural gas at the wholesale level. But the FERC continues to have de facto jurisdiction over such sales.

In addition, the Commodity Futures Trading Commission ("**CFTC**") exercises certain jurisdiction over commercial activity in the deregulated natural gas market. In particular, pursuant to the provisions of the Commodity Exchange Act (hereinafter "**CEA**") and the Commodity Futures Modernization Act (hereinafter "**CFMA**"), the CFTC has authority to enforce the anti-market manipulation provisions contained in the CEA that are intended to prevent fraudulent sales of natural gas and sales that entail manipulation of the market. To this end, the CFTC recently launched a considerable number of initiatives to enforce the anti-market manipulation provisions contained in the CEA on the market for the sale of natural gas in the United States.

➢ Federal licences and administrative procedures

Interstate providers of natural gas transmission and storage services operate on the market under the close supervision of the FERC. For example, pursuant to article 7 of the NGA, before they can begin to build and operate transmission and storage facilities, the companies must obtain a certificate of public utility and interest issued by the FERC, and also satisfy the FERC's open access tariff requirements, including the rules designed to prevent the discriminatory sale or assignment of transmission and storage services, and submit to review of tariffs under the NGA.

Article 311 of the NGPA permits interstate companies to provide natural gas transmission and storage services on the interstate market through other interstate companies without being required to submit to the prior authorisation of FERC. Interstate facilities that provide gas transmission and storage services at interstate level in this way are not as strictly regulated as those that provide services under article 7 of the NGA. Companies that operate under the system established in article 311 of the NGPA, companies benefiting from the Hinshaw exemption and the aforesaid local distribution companies nonetheless remain subject to the jurisdiction of the FERC and are required to conform to certain FERC orders, such as submitting weekly reports on their gas storage activities and to submit to the authorisation of the FERC their tariff system for the interstate services they are going to provide (based on cost of service or on market prices).Although the FERC assesses the tariff proposals submitted by these companies in accordance with the same principles it applies in regulating the prices charged by interstate companies that operate under the system established in article 7 of the NGA, the standards to which the prices of these companies are subject differ from one company to another, since the prices of companies that operate under article 311 of the NGPA, companies benefiting from the Hinshaw exemption, and local distribution companies have to be "fair and equitable" in their application of the NGPA – a stipulation differing from the "fair and reasonable" criteria enforced in application of articles 4 and 5 of the NGA.

The FERC regulates assignment of the rights to interstate transport and storage services in what is referred to as the "secondary market" for interstate capacity. Pursuant to that regulation, all assignment, temporary or permanent, of regulated capacity, must be undertaken in accordance with the regulatory and tariff provisions.

As regards prices, FERC's current policy is to support the power of the providers of this service so that they can set rates or prices based on market prices as a means to encourage capital investment in the natural gas storage market, and thus ensure sufficient storage capacity For the purpose of evaluating an application for authorisation to provide services at market prices, the FERC requires that the applicant show, inter alia, that both it and the companies in its group either lack market power in storage and delivery capacity in the corresponding geographical area, or have mitigated it to a sufficient degree. Should they not be able to show the foregoing, the applicants must show that the granting of the authorisation is in the public interest and is necessary to increase storage capacity in the area such services, provided that customers are appropriately protected and that the tariffs are submitted for periodic review.

After granting authority to set rates based on market prices, the FERC continues monitoring to ensure that the rates the supplier charges are fair and reasonable, if under the NGA system, or fair and equitable, if covered by the NGPA system, retaining the tools necessary to ensure compliance with these standards.

➢ Federal Safety Regulations

The Office of Pipeline Safety (hereinafter, the **"Office"**), which forms part of the Department of Transportation's Pipeline and Hazardous Materials Safety Administration (hereinafter, the **"Department"**), monitors pipeline safety standards pursuant to the 1968 Natural Gas Pipeline Safety Act and the 2002 Pipeline Safety Improvement Act, by virtue of which the Department established certain requirements in respect of the design, installation, testing, construction, operation, replacement and management of gas pipelines.

➢ State licenses and administrative procedures

Natural gas storage services may be regulated at state or federal level, or at both levels. Natural gas storage facilities are strictly state facilities, that is, they do not supply gas on the interstate market and are regulated at state level, provided that the companies in question are not companies operating under the system established in article 311 of the NGPA, companies benefiting from the Hinshaw exemption, or local distributors authorized by the FERC, as referred to in the previous section. On the other hand, natural gas storage facilities that supply gas or are intending in the future to supply gas on the interstate market, including facilities that supply gas via interconnections with interstate pipelines, are regulated at both state and federal level.

In the State of Texas, all construction and operating activities related with natural gas transmission and storage are subject to the supervision of the Texas Railroad Commission. Similarly, all construction and operating activities related with natural gas transmission and storage that are carried out in New Mexico are subject to the supervision of the New Mexico Energy, Minerals and Natural Resources Department. Where state or local regulations exist that are applicable to gas storage facilities or interstate gas pipelines, such regulations may not contradict or impede the implementation of licenses granted under the NPA, without the Federal system taking precedence.

Gas storage facilities subject to the commercial regulation of the Texas Railroad Commission are required to provide gas storage services and services related to such activity under the "open access" system whereby such services must be provided in a non-discriminatory manner.

5.1.5 Important events in the development of the issuer's business

Iberdrola, S.A., the sole shareholder of the Company, came into operation in 1901. At the beginning Iberdrola, S.A.'s production was totally based on hydroelectric energy. This traditional hydro experience has resulted in a permanent culture of awareness of and respect for the environment which has not been in place for more than 100 years.

This permanent environmental concern resulted in Iberdrola, S.A. concentrating, among other objectives, on adoption of environmental protection measures and a significant push for development of renewable energy, particularly in the wind sector.

Based on these premises, in July 2001 IBERDROLA RENOVABLES was formed for the purpose of combining all the activities related to the generation of renewable

energies, until that time dispersed over various companies in the Iberdrola Group. At the end of 2001 the Company had more than 1,000 MW of installed capacity.

The renewable energy generation business is one of Iberdrola's development pillars. An objective for 2006, within the Iberdrola Group Strategic Plan for the years 2002 to 2006 (announced in October 2001), is that the Group have installed renewable energy power of 3,834 MW in the year 2006. The Plan also envisages investments of €2,500 million for the years 2002-2006.

In September 2002 IBERDROLA RENOVABLES signed a master agreement with Gamesa Eólica, S.A. covering the purchase of wind farms in Spain and joint development of wind farms in France, the United Kingdom, Ireland, Holland, Belgium and Mexico. This master agreement also contemplated the purchase of aerogenerators from Gamesa, for a total of 1,100 MW, and the execution of a master agreement for the provision of operating and maintenance services. As of the date of publication of this Prospectus, the wind farms in question are fully operational.

In 2004 the Company began its international expansion with the signature in April of an agreement with Gamesa for the purchase of the Catefica wind farm in Portugal (an acquisition that was successfully concluded in 2005) and another agreement for the purchase of 245 MW of wind power in Portugal, and long-term joint cooperation in that country (an agreement also now fully implemented).

In addition in this year a 21% interest was acquired in C. Rokas, S.A. ("**Rokas**"), a listed Greek company and the largest wind energy producer in that country. By 2007 the Company had acquired a 52.7% interest in the ordinary shares of that company. At 30 September 2007 the Greek company had installed wind power of 197 MW, two wind farms under construction, and it is processing permits for facilities in Greece and Cyprus.

The 2005 fiscal year ended with a one-year advance in achieving the objectives contemplated in the Iberdrola Group Strategic Plan for the years 2002 to 2006. By 2006 it had total renewable power of 4,434 MW, and had concluded investments of €3,700 million. Also in the course of 2005, the Company began operating wind farms in France (20 MW), Portugal (18 MW) and Brazil (6 MW) for the first time.

In addition, 2006 was marked by new steps in the Company's international expansion strategy. In this regard, the United States companies Community Energy Inc. and Midwest Renewable Energy Corporation were purchased. This allowed the Company to have a project portfolio of 3,600 megawatts in that country. Also, as regards Asia, a master agreement was reached with the Municipal Government of Bayannaoer (in the Inner Mongolia area of China) for the location of sites for installation of wind farms.

Also in 2006 two significant agreements were signed with Gamesa: one for the supply of aerogenerators (2,700 MW), in October, for its wind developments in Spain, the rest of Europe, the United States and Mexico, which will be implemented between 2007 and 2009, and another, in December, for purchase of wind farms from 2007 to 2009, having installed capacity of around 1,000 MW and located in various states in the United States of America.

As part of the process of preparing for the Company's stock market listing, between the months of June and November 2007 the IBERDROLA RENOVABLES Group Restructuring Transaction was implemented. As a result of this Transaction almost all of the companies in the Scottish Power group (a company acquired by Iberdrola, S.A. in April 2007) engaged principally in the generation of electricity from renewable sources, were brought within the IBERDROLA RENOVABLES consolidation. The Restructuring Transaction is described in greater detail in section 19 below.

The Restructuring Transaction entailed increases in the Company's installed wind power of 1,992 MW in the United States of America and 372 MW in the United Kingdom as of 30 September 2007. In addition, by virtue of the Operation, the Company began operations in thermal generation, gas storage and energy sale in the United States.

5.2 Investments

5.2.1 Description (including amounts) of the issuer's principal investments in each fiscal year for the period covered by the historical financial information up to the date of the registration document

The table below shows the breakdown, by technology used, of investments made by the IBERDROLA RENOVABLES Group in the year ended 31 December 2006, 2005, both audited, and 2004 (unaudited) and during the period ending at September 30, 2007 (unaudited).

	Investment (€ 000,000)				New installed capacity (MW)			
	30/09/2007	2006	2005	2004 (not audited)	30/09/2007	2006	2005	2004 (not audited)
Wind	827,113	823,120	612,140	790,891	534	607	603	910
Mini-hydro	3,363	14,326	14,628	47,224	9	17	1	39
Other	12,787	12,205	0	0	0.2	0.0	0.1	0.0
TOTAL	**843.263**	**849.651**	**626.768**	**838.115**	**543**	**624**	**605**	**949**

The following table breaks down the investments made by the Company at 31 December 2004, 2005 and 2006, and at 30 September 2007 by technology and by country of operation.

	Investment (euros '000 except for percentages)								New installed capacity (MW)			
	30/09/07	**%**	**2006**	**%**	**2005**	**%**	**2004**	**%**	30/09/07	2006	2005	2004
Wind	**827,113**	**98**	**823.120**	**97**	**612.140**	**98**	**790.891**	**94**	534	607	603	910
Spain	393,324	47	411.319	**48**	467.108	**75**	758.422	90	373	403	367	910
United States	102,831	12	123.388	**15**	0	**0**	0	**0**	28	26	0	0
United Kingdom	2,193	0	5.811	**1**	0	**0**	0	**0**	0	0	0	0
Rest of world	328,765	39	282.603	**33**	145,032	**23**	32.469	**4**	133	178	236	0
Mini-hydro	**3,363**	**0**	**14.326**	**2**	**14.628**	**2**	**47.224**	**6**	9	17	1	39
Other	**12,787**	**2**	**12.205**	**1**	**0**	**0**	**0**	**0**	0.2	0.0	0.1	0.0
TOTAL	**843,263**	**100**	**849.651**	**100**	**626.768**	**100**	**838.115**	**100**	**543**	**624**	**605**	**949**

(*) The percentages shown in the preceding table correspond to percentages of the total renewable energy business.

(**) The Company's annual investments do not necessarily correspond to the increase in installed capacity in that year since the actual year or period in which the investment was made may differ from the year or period in which it was concluded. Similarly, MW deemed to be installed based on funding obtained may differ from MW actually installed.

Given the lag between the annual investment made (accounting accrual figure) and the moment at which the MW were installed (physical and technical aspects, it is not possible to calculate accurately the historic investment cost per MW installed in each year by dividing the total investment made in the year by the new MW installed over the same period,). Thus the result of such a calculation would not be reliable nor representative of the real cost. Furthermore, the heterogeneity of the investments made in each year (projects at different stages of progress -from operational to under construction or at a development stage -, different aerogenerators -smaller and cheaper or more expensive and powerful -, different geographical areas -different construction costs, etc. power country-) ensures that the investment costs per MW will differe significantly each year, and the information rendered in one year will not necessarily be indicative of the investment cost per MW in others.

During the nine months ended the IBERDROLA RENOVABLES Group installed 382 MW in Spain, the majority of which correspond to wind energy facilities (373 MW), with the remainder (9 MW) corresponding to mini-hydro power. During the period mentioned, IBERDROLA RENOVABLES has continued consolidating its international presence with new power installed in Poland (48 MW), France (38 MW), USA (28 MW), Germany (26 MW), Portugal (18 MW) and Greece (4 MW). It is worth highlighting the strengthening of its position in Italy with the signing of a partnership agreement with the Api Holding S.p.A. energy group for the construction and fifty per

cent operation of approximately 350 wind power megavolts. During the nine months of 2007, a total of 843 million Euros has been invested.

During the fiscal ended 31 Decmbber 2006 IBERDROLA RENOVABLES Group installed 420 MW in Spain, the majority of which correspond to wind energy facilities (403MW) with the reminder 17 MW corresponding to mini-hydro power.

This fiscal year also saw the entrance of IBERDROLA RENOVABLES into the United States, with acquisitions of the companies Community Energy, with a project portfolio of 2,000 MW, and MREC Partners, with a project portfolio of 1,600 MW. In addition, the Company strengthened its presence in France by acquiring the company Perfect Wind, a company with a project portfolio of 600 MW, of which 11 MW are in operation. Also during 2006 expansion of the Company's business continued. It commenced operations in Germany (34 MW), Poland (41 MW) and the United States (26 MW). During the financial year 2006, 850 million euros were invested.

During the fiscal year ended 31 December 2005 the IBERDROLA RENOVABLES Group installed 368 MW in Spain, the majority of which correspond to wind energy facilities (367 MW), with the remainder (1 MW) corresponding to mini-hydro power. During this fiscal year Iberdrola Renovables also installed 0.1 MW of photovoltaic energy. In addition, during the year the Company acquired 28.9% of the capital of the Greek company C. Rokas, S.A., which commenced accounting consolidation by global integration with the Company during the last quarter of 2005. Also, the Company during 2005 for the first time had wind power in France (20 MW), Portugal (18 MW) and Brazil (6 MW). During the financial year 2005, 627 million euros were invested.

During the fiscal year ended 31 December 2004 the IBERDROLA RENOVABLES Group installed 949 MW in Spain. Of that number, 910 MW correspond to wind power and 39 MW to mini-hydro power. In Greece the Company acquired an interest equivalent to 21% of the share capital of C. Rokas, S.A., which marked the entry of IBERDROLA RENOVABLES Group into that country. During the financial year 2004, 838 million euros were invested.

5.2.2 A description of the issuer's principal investments that are in progress, including the geographic distribution of these investments (home and abroad) and the method of financing (internal or external)

The principal investments of the IBERDROLA RENOVABLES Group in progress are described below, based on the technology used, during the period ended 30 September 2007:

Investment in progress (thousands of euros except percentages)		
	30/09/07	%
Eolic	**801,189**	**99**
Spain	**419,372**	**52**
United States	**178,274**	**22**

United Kingdom	6,509	1
Rest of world	197,033	24
Mini-hydro	3,869	0
Other	6,728	1
TOTAL	811,786	100

The investment in progress detailed in the preceding table was determined in accordance with accrual accounting criteria and it is referred to IBERDROLA RENOVABLES without therefore considering the United States and British companies incorporated into the perimeter of consolidation by virtue of the Restructuring Transaction.

In turn, the United States companies that are incorporated into the perimeter of IBERDROLA RENOVABLES by virtue of the Restructuring Transaction had investments in progress at September 30, 2007 at a value of 949 million dollars. The following farms were under construction at that date: Casselamn, Dillon, Min Dakota and Klondike III.

On the other hand, the British companies incorporated into the consolidation perimeter of IBERDROLA RENOVABLES, had investments in progress at September 2007 for a value of 183 million pounds, corresponding to 170 million pounds in assets under construction and 13 million pounds in assets related to the development of wind farms. The following farms were under construction at that date: Whitelee, Greenknowes, Wether Hill, Wolf Bog and extensions of Dunlae and Hagshaw Hill.

5.2.3 Information concerning the issuer's principal future investments on which its management bodies have already made firm commitments.

The Strategic Plan 2008-2010 of Iberdrola, S.A., presented on October 24, 2007, includes the goal for IBERDROLA RENOVABLES of increased installed power by 2,000 MW per year to reach 13,500 MW of installed power in 2010. This Strategic Plan also forecasts certain investments by IBERDROLA RENOVABLES for a value of 8,600 million in said period 2008-2010.

Additionally, the most significant investment commitments can be classified as:

(i) **Significant wind farm investments commitments**

- On 17 November 2004 an agreement was signed with Gamesa for acquisition of 250 wind megawatts in Portugal for €310 million. All these sales are still in the development stages, except for the farm in Alto de Moncao (32 MW), which has already been transferred, for an outlay of €40 million. With respect to what was initially reported to the CNMV, 270 million Euros remains to be paid out.

- On 26 July 2005 another agreement was signed with Gamesa for acquisition of 56 wind megawatts in Greece for €78 million. During 2006 17 megawatts were transferred from Gamesa to IBERDROLA RENOVABLES with the Alogorachi

farm, for an outlay of €23 million, with the remaining 39 megawatts still pending transfer. With respect to what was initially reported to the CNMV, 55 million Euros remains to be paid out.

- On 26 October 2005 an agreement was signed, also with Gamesa, to acquire a total of 700 megawatts of power installed in wind farms, currently in the development phase, in Spain and Italy, for an amount of between €850 million and €900 million. No disbursement has yet been made for said agreement.

- On 29 December 2006 an agreement was signed for the acquisition by IBERDROLA RENOVABLES from Gamesa of wind farms in the United States of America having 1,000 megawatts of power. These farms will be installed between 2007 and 2009 and will be located in the states of Pennsylvania, Texas and Illinois. This agreement contemplates, on the one hand, acquisition of wind facilities with power of around 500 megawatts that Gamesa will start up before the end of 2009. Of that amount, 300 megawatts are covered by firm commitments, while the remaining 200 megawatts would be subject to a purchase right. The other 500 megawatts correspond to projects in progress, of which purchases of two farms in Illinois have been closed, having a total capacity of 230 megawatts.

  The price of this transaction is determinable based on variables of a technical nature, being between 700 and 1,100 million United States dollars, depending on the final number of MW acquired.

  The following table summarises the main purchase commitments which have been already been signed with wind parks. Although these commitments have been taken into account when designing the Strategic Plan, they cannot necessarily understood to have been included in it, since the terms of execution in some cases exceed the period covered by the Strategic Plan

Relevant wind farm investment commitments (amounts in millions of Euros)				
Geographical area	Agreement date	MW	Amount paid	Amount to be paid
Portugal	**17-11-2004**	**250**	**40**	**270**
Greece	**26-07-2005**	**56**	**23**	**55**
Spain and Italy	**26-10-2005**	**700**	**0**	**850-900**
United States	**29-12-2006**	**1,000**	**5 (1)**	**474-,748 (1)**
TOTAL		**2,006**	**67.8**	**1,654-1,978**

(1) Guideline exchange rate: 1.46 USD/Euro

In relation to the commitments to acquire wind farms from Gamesa, it is necessary to point out that it is not possible to specify precisely the pending disbursements of wind farm investments for the following reasons:

a) Gamesa might not deliver all the MW that the agreements set out.

b) The delivery schedule set in the agreements is merely indicative. Hence, even though all of the power may be delivered, the time at which this will take place cannot be accurately specified. In this respect, certain agreements foresee periods of extensions of the deadlines.

c) The price of each MW delivered and hence the amount of the investment varies on the basis of certain variables, such as the time of delivery and the hours of functioning that are substantiated (given that not all of the MW generate the same functioning hours and the sale price of the energy evolves over time).

For the reasons stated above, the Company cannot accurately specify the number of MW that will be delivered, the price of each MW delivered or the exact time at which they will be delivered. For the same reasons, the figures stated above with respect to the investments pending disbursements are estimates.

(ii) **Commitment relating to investment in wind turbines:**

- On October 19, 2006, a supply contract for wind turbines was signed with Gamesa for a sum greater than 2,300 million Euros, which will materialize between 2007 and 2009. According to the terms of said agreement IBERDROLA RENOVABLES will acquire wind turbines from Gamesa which add up to a power level of 2,700 megavolts. The machines will be used for wind power developments in Europe, the United States and Mexico.

- On 26 May 2007 a contract for the acquisition of U.S. company CPV Wind Ventures was signed. By virtue of that acquisition Iberdrola Renewable Energies USA assumed an agreement for purchase of aerogenerators from General Electric. That purchase commitment originated in May 2006 by execution of an agreement between CPV Wind Ventures and General Electric. The scope of the agreement includes supply of 150 model 1.5 SLE aerogenerators, representing a total of 225 MW. These machines are to be used in IBERDROLA RENOVABLES projects in the United States. The value of this agreement is between $250 million and $270 million. Under the terms of the agreement the machines will be supplied during the second half of 2008.

- It also has an agreement with Mitsubishi for the acquisition of aerogenerators in 2008 and 2009 for total capacity of up to 405 MW. Finally, it has signed an agreement with Suzlon energy for 300 MW in 2008 and 400 MW in 2009.

- In addition the Company through its subsidiaries has agreements for the purchase of aerogenerators for specific projects with other manufacturers such as Siemens, Fuhrlander, Nordex, General Electric, Repower, Ecotécnia and Acciona for a total 270 MW.

- Enstor Inc. is currently in talks to acquire a company that owns a gas storage facility in the United States of America for approximately 164 million US dollars (112.3 million

euros); if the negotiations are successful, it is possible that it will sign a purchase agreement, subject to conditions (including the obtainment of mandatory authorisations), in coming days with the aim of closing the acquisition before the end of 2007.

The following table summarises the situation of principal commitments which have already been signed for the acquisition of aerogenerators on the date of the present Prospectus. As in the case of wind park acquisition commitments, although these commitments have been taken into account when designing the Strategic Plan, they cannot necessarily understood to have been included in it, since the terms of execution in some cases exceed the period covered by the Strategic Plan.

Situation of the principal commitments for aerogenerators							
Manufacturer 1)	MW	Agreement Date	Duration	Geographical Area	% Committed (2)	Amounts paid (million €) (3)	Amounts to be paid (million €) (3)
Gamesa Eólica	2,700	Oct. 19, 06	2007-2011	Europe, U.S. Mexico	67%	242	1,627
Suzlon	700	Apr. 24, 07	2008-2010	U.S.	100%	54	468
Mitsubishi	405	Aug. 1, 06	2008-2009	U.S.	100%	54	293
GE Energy	225	May 26, 06	2008-2009	U.S.	100%	53 (4)	132
Total MW	4,030					403	2,985

1) Additionally, there are contracts for specific parks with various manufacturers such as Siemens, Fuhrläender, Ecotécnia, RePower, Nordex, Vestas and Acciona for a total 270 MW.

(2) Order issued to the provider to guarantee the reservation of the manufacturing slots (order allocation).

(3) Guideline exchange rate of 1.46 USD/Euro.

(4) Assuming a contract value of 270 million dollars

(iii) **Other investment commitments:**

- On October 23, 2007 a strategic alliance was signed with Italian energy group Api Holding S.p.A. for the construction and operation of fifty percent of approximately 350 megawatts of wind power generation in Italy, which will involve an investment for the joint venture of around 500 million euros. The **agreement** involves developing seven wind power projects, to be located in the regions of Sicily and Puglia and which are currently at a very advanced stage of development. It is expected to come on-stream in 2008 and 2009. In this operation, one million euros will be paid in advance.

- In September 2007, the Company, through its US subsidiary PPM Energy Inc., signed an agreement with the city of Klamath Falls in the state of Oregon to acquire the Klamath cogeneration plant, which has a capacity of 506 MW, at an estimated price of $290 million (equivalent to €198.5 million). PPM had been managing the commercial operation of the plant under contract since its commissioning in 2001, and had already purchased capacity of 237 MW for the supply of major clients in the North-West of the United States and the state of California. The transaction will be concluded within the next few months, as soon as the relevant licences have been obtained.

- On July 23, 2007, the Company made an offer to Ente Vasco de la Energía (the Basque Energy Agency) for the acquisition of the total number of shares held by this Agency in the company Eólicas de Euskadi, S.A. (143 MW), equivalent to 50% of the company capital (the Company holds the remaining 50%). The operation is subject to the obtaining by the Ente Vasco de la Energía of all permits and authorizations from public bodies necessary for the realization of the operation. The price to be paid, therefore, for the said 50% share of capital in Eólicas de Euskadi, amounts to 96.85 million euros.

The investments referred to in the preceding paragraphs will be financed principally with funds from the operations, financing from Iberdrola, S.A. and, in those cases in which ownership is not greater than 80-85% or where there is a country risk which the Company's risk policy does not recommend assuming, the investments will be financed with unsecured debt.

Also, for fiscal reasons in each country, the Company may have recourse to bank debt or to institutional investors, such as in the case of the United States.

With the aim of avoiding exchange rate risk, IBERDROLA RENOVABLES will seek to obtain financing in the currency in which investments are to be made.

6. DESCRIPTION OF THE BUSINESS

(01) Principal activities

A) INTRODUCTION

IBERDROLA RENOVABLES is a company principally engaged in the promotion, construction, management and operation of electricity produced by generating plants that use renewable energy sources, as well as in the sale of electricity produced in such plants. The main focus of the Company's business in renewable energy is on-shore wind energy and mini-hydro energy, as well as, albeit to a lesser extent, photovoltaic energy. The Company is also beginning to develop other technologies, including off-shore wind energy, thermoelectric solar energy, and energy using biomass or tidal power.

In addition to its activities in the renewable energy sector, the Company carries out activities in thermal generation, storage and buying and selling of energy in the United States.

The Company's activities are basically concentrated in Spain, the United States of America and the United Kingdom. The Company also has operating assets, project portfolios and/or local offices in another 16 countries, including Greece, Poland and France.

Regarding the technologies used for generation of electricity, the technologies used are principally those listed below.

- Wind energy: This energy is obtained using aerogenerators. They are devices that capture wind energy using a system of blades connected to an alternator. The wind blades or rotors produce mechanical energy in a shaft that drives the

alternator generating electricity. If the facility is on land it is "onshore" wind. If it is at sea it is called "offshore".

- Hydro energy: This energy is produced using the force of water driving a turbine and alternator that generates electricity. Within it, mini-hydro energy is characterised by the use of a combined turbine alternator of 50 MW or less.

- Solar energy: Within this category are several different kinds of technologies. The common factor is that they use energy coming from the sun:

  - Thermoelectric solar plants: These are plants that, by heating a fluid using solar radiation, produce water vapour used in a conventional thermodynamic cycle. The capture and concentration of solar rays may be accomplished using various systems.

  - Photovoltaic plants: They are constructed using photovoltaic panels or cells. Photovoltaic panels are comprised of semiconductor devices that, upon receiving solar radiation, activate and generate a small voltage difference at their ends. A photovoltaic plant is comprised of a larger or smaller set of interconnected photovoltaic panels.

- Energy using biomass to generate electricity: This consists of the use of various kinds of organic material (plant or animal) as fuel for a boiler from which energy is generated in a conventional thermal plant.

- Wave energy and tidal energy: Wave energy consists of the use of any device that is capable of capturing the energy present in the movement of waves, while tidal energy consists of the use of devices to capture energy coming from the rising and falling movement of tides (flow and ebb).

- There are other kinds of renewable energies for production of electricity in very preliminary stages of technological development. The Company actively monitors these developments, both from the technological point of view and from the point of view of their financial viability, with the aim of maintaining an appropriate positioning ensuring the possibilities of long-term growth.

To provide clarification of the description of the Company's business it should be noted that the references to installed capacity included in this section 6 relate to the Company's consolidated installed capacity. Consolidated installed capacity is calculated by adding together: (i) 100% of the installed capacity attributable to each subsidiary that is fully consolidated in the Company's annual financial statements; (ii) the part of the installed capacity attributable to subsidiaries jointly controlled by IBERDROLA RENOVABLES corresponding to the part of the company's results that the Company includes in its annual financial statements by the proportional integration method. All information on operating figures provided in this section 6 for the nine-month period ended on 30 September 2007 is pro-forma information.

The total renewable installed capacity of 7.342 MW includes 606 MW in the United States that is owned by a third party whose electricity is managed by IBERDROLA RENOVABLE through its subsidiary PPM.

B) GENERAL DESCRIPTION

At the close of the nine-month period ended 30 September 2007 the Company had total renewable pro forma installed capacity of 7,342 MW and 41,266 MW in its portfolio. In addition, for the same period the total pro forma production of the Company using renewable energy sources amounted to 9,736 GWh.

The table below shows the contribution of each technology and, in the case of wind power, each region in which the Company is active, to the Company's gross margin, as a percentage of the gross margin, and of EBITDA, based on pro-forma information for 2006 and the nine-month period ended 30 September 2007.

	Gross Margin (not audited) (1)	% of total	EBITDA (not audited)	% of EBITDA	Gross Margin (not audited (1)	% of total	EBITDA (not audited)	% of EBITDA
Wind power (2)	651.2	81.3%	522.1	92.5%	881.3	78.7%	733.8	87.1%
Spain (3)	410.3	51.2%	343.0	60.8%	601.2	53.7%	517.4	61.4%
United States (2)	117.7	14.7%	81.0	14.4%	134.9	12.0%	97.5	11.6%
United Kingdom (3)	66.8	8.4%	51.1	9.1%	92.0	8.2%	75.3	8.9%
Rest of world (3)	56.4	7.0%	47.0	8.3%	53.2	4.8%	43.6	5.2%
Mini-hydro power	25.0	3.1%	17.7	3.1%	41.2	3.7%	33.3	3.9%
Total Renewables (2)	676.2	84.4%	539.8	95.6%	922.5	82.4%	767.1	91.0%
Gas storage	28.8	3.6%	13.7	2.4%	51.4	4.6%	33.2	3.9%
Thermal	52.0	6.5%	40.8	7.2%	62.6	5.6%	50.0	5.9%
Sales of Energy	43.6	5.4%	10.3	1.8%	78.8	7.0%	36.4	4.3%
Others (4)	0.1	0%	-40.3	-7.1%	4.0	0.4%	-43.9	-5.1%
Total	800.7	100,0%	564.3	100%	1,119.3	100%	842.8	100%

(1) Gross margin corresponding to income less cost of supplies (such as natural gas in the business of gas sales in the U.S. and fuel in the business of thermal generation in the U.S).

(2) Includes exclusively on-shore wind power.

(3) Gross margin from wind power in Spain, the United Kingdom and in the Rest of the World is equal to income from wind power as there are not energy costs in these countries.

(4) "Others" includes other technologies, structure and other operating income.

By virtue of the Restructuring Transaction, the Company expanded both its business and its assets, mainly in the United States of America and United Kingdom. The Transaction entailed increases in the Company's installed wind power of 1,992 MW in

the United States of America and 372 MW in the United Kingdom as of 30 September 2007. In addition, by virtue of the Transaction, the Company began operations in thermal generation, gas storage and energy sales in the United States.

B.1) Energy generation business from renewable sources

The Company's principal business is the generation of energy from renewable sources. On September 30, 2007, the Company had pro forma installed renewable energy of 7,342 MW.

The Company conducts its business principally in the area of wind energy, having 7,000 MW installed at 30 September 2007, representing 95.3% of its total installed renewable capacity. The IBERDROLA RENOVABLES wind business, for the nine-month period ended 30 September 2007, accounted for 81.3% of its gross margin and 92.5% of EBITDA, and 78.7% of its gross margin and 87.1% of EBITDA for the year ended 31 December 2006 (in both cases pursuant to the pro-forma financial information).

In addition, at 30 September 2007 the Company had 342 MW from mini-hydro plants located in Spain, representing 4.7% of its total installed renewable capacity. The IBERDROLA RENOVABLES mini-hydro business, for the nine-month period ended 30 September 2007, accounted for 3.1% of its gross margin and 3.1% of EBITDA, and 3.7% of its gross margin and 3.9% of EBITDA for the year ended 31 December 2006 (in both cases pursuant to the pro-forma financial information).

Also, the Company has 0.3 MW installed in photovoltaic solar technology, and is developing various projects using other technologies such as thermal solar, offshore wind energy, biomass, wave energy, etc.

The table below shows total installed renewable capacity of the Company at 30 September 2007, classified based on the technology used and, in the case of wind power, on the geographical area in which the Company operates.

	Pro-forma 30/09/2007	
	Installed renewable capacity (MW)	% of total installed renewable capacity
Wind power (1)	7.000	95.3
- Spain	4.035	55.0
- United States	2.046	27.9
- United Kingdom	372	5.1
- Rest of world	547	7.5
Mini-hydro	342	4.7
Other renewable technologies	0.3	0
Total Renewables	7.342	100

(1) On-shore wind power

The objectives set in the Company's development plan assume the addition of 2,000 MW per year if total installed capacity of 13,600 MW is to be achieved by 2010. The Company has based its plan on the size of its project portfolio and on the segmentation of the said portfolio.

In addition, at 30 September 2007, the Company had a renewables project portfolio of 41,266 MW in various countries. In the interest of obtaining greater clarity and transparency in the composition of its portfolio, IBERDROLA RENOVABLES has established a rigorous methodology based on its experience in segmenting the projects into different categories as a function of the maturity and probability of success within each category. Thus there are three project segments that, ordered from greater to lesser maturity and probability, are called: practically certain (at least 95% probability of success), probable (between 40% and 50% probability of success, at least) and potential (less than 20% probability of success).

The following table shows the Company's portfolio of projects by technology employed and in function of their maturity and probability of success.

	Total project portfolio (MW)	%	Prac. certain (MW)	% Prac. certain	Probable (MW)	% Prob.	Potential (MW)	% Pot.
Wind power	40,338	97.8	2,830	98.2	11,938	97.1	25,570	98.0
Mini-hydro	285	0.7	-	-	127	1.0	158	0.6
Other renewable technologies	643	1.6	52	1.8	233	1.9	358	1.4
Total	41,266	100	2,882	100	12,298	100	26,086	100

Under the practically certain category there are 1,375 MW under construction, of which 1,323 MW are wind projects, 50 MW correspond to the first thermosolar plant the Company is developing, and 2 MW correspond to the first plant using energy from biomass.

Considering the MW comprising the projects that form part of the Company's portfolio of projects in function of the rate of probability attributed internally to each of them, and considering the objective mentioned previously of installing some 2,000 MW of power annually, IBERDROLA RENOVABLES estimates that its current projects portfolio will allow it to continue developing its business plan over the next six or seven years.

B.2) Energy generation business from non-renewable sources

In addition to the business of electricity generation from renewable sources, the Company through its subsidiaries PPM and Enstor, Inc. ("Enstor"), engages in an energy storage and purchase and sale business, as well as thermal generation, in the United States.

IBERDROLA RENOVABLES's natural gas storage business, which it is developing through Enstor, in the nine-month period ending on September 30, 2007 accounted for 3.6% of its gross margin and 2.4% of EBITDA, as well as 4.6% of gross margin and 3.9% of EBITDA in the year ending on December 31, 2006 (in both cases pursuant to the pro forma financial information). On September 30, 2007, the Company had an installed gas storage capacity of 0.76 million cubic meters ("bcm").

The IBERDROLA RENOVABLES thermal generation business, developed through PPM, accounted for 6.5 % of its gross margin and 7.2% of EBITDA in the nine months ended 30 September 2007, and 5.6% of its gross margin and 5.9% of EBITDA for the year ended 31 December 2006 (in both cases pursuant to the pro-forma financial information). At 30 September 2007, the Company had pro forma installed energy capacity of 537 MW for thermal generation including 237 MW corresponding to certain long-term Power Purchase Agreements ("PPAs"). On September 11, 2007, the Company reached an agreement with the city of Klamath Falls, in the state of Oregon, for the purchase of the Klamath co-generation plant with 506 MW of power capacity. The Klamath plant purchase contract will settle the 237 MW PPAs. The operation is subject to the necessary authorizations.

The IBERDROLA RENOVABLES energy sales and purchase business in the United States, which includes the sale, transport, management and distribution of natural gas in North America and which is developed through PPM, during the nine months ended 30 September 2007 accounted for 5.4% of its gross margin and 1.8% of EBITDA, and 7.0% of its gross margin and 4.3% of EBITDA for the year ended 31 December 2006 (in both cases pursuant to the pro-forma financial information).

6.01.1. A description of, and key factors relating to, the nature of the issuer's operations and its principal activities, stating the main categories of products sold and/or services performed for each financial year for the period covered by the historical financial information

A) BUSINESS OF GENERATION OF ENERGY FROM RENEWABLE SOURCES

A.1) Introduction

As regards the generation of electricity from renewable sources, as mentioned previously, the main focus of the Company's business is on-shore wind energy and to a lesser extent, mini-hydro energy and photovoltaic energy. The Company is also beginning to develop other technologies, including off-shore wind energy, thermoelectric solar energy, and energy using biomass or tidal power.

The Company is currently present in nine countries. At present, its business is centred mainly on Spain, the United States of America and the United Kingdom. It is also active in Greece, France and Poland, has assets in Germany, Portugal and Brazil, and local offices or projects under development in Bulgaria, Canada, China, Cyprus, Estonia, Guatemala, Hungary, Italy, Morocco and Mexico, and operations in other countries are under study. The Company is thus present in ten of the eleven top rated countries in

terms of renewable energy according to *Ernst & Young Renewable Energy Country Attractiveness Indices* for the second quarter of 2007.

At 30 September 2007, including the companies that have been incorporated into the IBERDROLA RENOVABLES Group due to the Restructuring Operation, the Company had installed renewable power of 7,342 MW (including 606 MW owned by FPL) and a renewable project portfolio of 41,266 MW.

The Company controls most of its wind farms and mini-hydro facilities. Its consolidated installed capacity is calculated by adding: (i) 100% of the installed capacity attributable to each of the companies fully consolidated in the Company's annual financial statements, and (ii) the part of the installed capacity attributable to affiliated companies over which IBERDROLA RENOVABLES exercises joint control, in the same proportion in which the Company includes them in its annual financial statements by the proportional integration method. Attributable energy is calculated as the sum of the products resulting from multiplying 100% of the installed capacity of each of the subsidiary or part-owned companies by IBERDROLA RENOVABLES by the percentage of the company's holding in it.

The table below shows attributable consolidated renewable energy capacity according to each technology and, in the case of wind power, according to the country in which the Company operates, including the renewable energy businesses owned by the Scottish Power Group incorporated to the perimeter of IBERDOLA

Installed Power	30/09/2007	
	(MW)	
	Consolidated	Attributable
Wind power (1)	6,394	6,154
- Spain	4,035	3,891
- United States (1)	1,440	1,440
- United Kingdom	372	369
- Rest of the world	547	454
Mini-hydro power	342	341
Other renewable technologies	0.3	0.2
Total Renewables (1)	6,736	6,495

(1) Does not include the 606 MW owned by a third party whose energy is managed by PPM under an electricity sales agreement.

- ***A.1.1) Promotion and construction phase***

In general the path to be followed in development and commissioning of a renewable facility is in a series of phases. They vary to a greater or lesser extent based on the technology used (wind farms, mini-hydro plants, solar plants, etc.) and the geographical area where they are located (different countries).

As mentioned above, in respect of the wind business, the first phase of the Company's business is focused on development and start-up of a wind farm. This is generally undertaken in projects that are fully internally managed from the outset. To a lesser

extent, the projects have already been partially or totally developed by third parties, the rights of which are acquired.

The following table shows the real renewable power installed in MW and the percentage of renewable projects put into practice during the period covered by the financial information attributable to opportunities detected internally and developed from the beginning by the Company (greenfield), to the acquisition of development projects to a greater or lesser degree and to the acquisition of projects which are already operative or under construction. This information is provided both to IBERDROLA RENEWABLES (prior to the Restructuring Operation), as well as the American and British companies that have been incorporated by virtue of the said Operation.

	IBERDROLA RENEWABLES		UNITED STATES (1)		GREAT BRITAIN (2)	
	31/12/2004 to 31/12/2006		31/03/2005 to 31/03/2007		31/03/2005 to 31/03/2007	
	MW	%	MW	%	MW	%
Projects in the development phase	1,769	81.2	836	100	184	84.8
Greenfield	1,312	60.2	525	62.8	184	84.8
Acquisition of projects in a lesser or greater degree of development	457	21	311	37.2	-	-
Acquisition of projects already operative or under construction	409	18.8	-	-	33	15.2
Total	2,178	100	836	100	217	100

(1) Only includes real information (not pro forma) of the American companies incorporated into the perimeter of IBERDROLA RENOVABLES by virtue of the Restructuring Operation.

(2) Only includes real information (not pro forma) of the British companies incorporated into the perimeter of IBERDROLA RENEWABLES by virtue of the Restructuring Operation.

The process of development and construction of a wind farm deriving from a business opportunity managed by the Company has an approximate average duration of five years, although the term for construction may vary significantly from one region to another. External factors (such as administrative processing, delays in construction of the farm or installation of network connections, and difficulties in achieving supply of aerogenerators) may extend the duration of the development and construction phase.

When the construction of a wind power park is finished, it has a lifespan of approximately twenty years.

The Company controls the development and construction process (selection of the site, administrative processing, as well as the design of the wind farms). Without prejudice to the foregoing, the Company generally outsources various phases of the development and construction process to third parties, among them being Iberdrola Ingeniería y Construcción, S.A. Unipersonal (a 100% owned Iberdrola,

S.A. subsidiary), always choosing the best supplier in accordance with the procedures and specifications of IBERDROLA RENOVABLE itself.

In this regard, it is possible to identify the following common phases in the development of a wind farm that, in some cases, may occur simultaneously based on the circumstances of the regulations in each of the countries in which the Company operates. These phases also are also applicable to any renewable facility other than a wind farm, without prejudice to some specific differences. These phases are as follows:

✓ Site selection and resource evaluation

The first step in every project to be developed is the search for the best location. Specifically, the process begins with a map-based search and a field study (based on a series of variables to be considered such as the topography of the area, the expected energy resource, the existing or future evacuation infrastructure, the dimensions of the site and the rights existing in respect thereof, the environmental conditions and the existing legislation). Subsequently, the site that has been located is usually visited by a specialised company. Thereafter, if the estimates obtained (resource and installable power) so advise, the corresponding measurement equipment that will be used to more precisely evaluate the available resource is installed in the selected area.

The preliminary analyses of the environmental characteristics of the site, the network connection infrastructures and the geographical and wind conditions are used by the Company to determine the basic parameters of the project and decide whether it is potentially viable from the commercial, environmental, technical and financial points of view.

✓ Administrative Processing

Once a site complying with the conditions discussed above has been found, the next step is processing the project before the corresponding authorities (local, regional and national governments). Generally this involves preparation and presentation of the documentation required by the specific regulations of each country or autonomous region, with the objective of obtaining the grant of the corresponding permits and authorisations. In most cases this includes preliminary processing, environmental permits, project approvals and construction permits. During this phase the engineering design of the park was developed in relation to the needs of the park and the specifications of the owner.

a. Preliminary processing:

   In some of the countries in which the Company operates, certain authorities grant the rights for the development of wind farms to promoters based on different criteria such as competition processes, the approval of a wind power plant or the need for availability of a connection point already granted by the distribution or transport company. In other countries, the Company mainly ensures land rights via bilateral negotiation with individual owners or governmental institutions.

b. Environmental permit

In most countries in which the Company is active, including Spain and the United Kingdom, the promoter presents a basic plan and an environmental impact study to the competent authority. They are subject to a term of public review. The environmental authorisation is granted if the project is found to be environmentally viable. In the United States certain steps must be complied with in relation to evaluating the impact on the environment and obtaining authorization. The environmental authorization procedure varies enormously in the different jurisdictions, with different time periods, authorities involved and the level of centralization of the permits. The environmental authorization is generally based upon a study of the environmental impact which is which covers all aspects related to the potential impact of the wind power park on the environment and the community. The environmental authorization consists of approval by the different agencies of the development of the park. Compensatory measures and information about the impact are often required. This phase is the key to the development of each project.

c. Project approval

Once the environmental permit has been obtained, the Company is in a position to prepare and present a detailed plan to obtain governmental approval from a technical point of view. In Spain and, where relevant, the United States, this authorisation is generally granted without a time limit, although in others it is typical for it to be granted for a limited period of time. Usually, once the period for which the authorization was granted has terminated, in those cases in which the authorization is granted for defined periods or following the termination of the useful life of the installation, in those cases in which the authorization is granted for indefinite periods, the dismantling of the installation and the restitution of the location is required.

d. Change of land use and construction permit

Parallel with the processing of the project approval a change of land use often is necessary. That is, inclusion of use of the corresponding renewable energy among the authorised uses. In certain countries it also is necessary to obtain a construction permit to commence construction of a wind farm.

By way of illustration, it is worth noting that in some countries the project approval and construction permit are a part of the same item, for example the planning consent in the United Kingdom.

✓ <u>Land management and supply of generators and, if necessary, signature of agreements with energy purchasers</u>

This phase, generally occurs simultaneously with obtaining governmental permits and the importance of each milestone, varies in relation to the country concerned.

Prior to commencement of work it generally is necessary to have the authority to use the land by way of lease, concession or ownership. In some cases must carry

out adjustments in the configuration of the park as a result of the land agreements reached.

Most of agreements that IBERDROLA RENOVABLES concludes in relation to land take the form of land usage rights or usage assignment rights. These agreements have terms of between 50 and 75 years and contain automatic renewal clauses for further terms of 25 years.

Pursuant to the provisions of paragraph 8.1 of this Registration Document, the term of land lease agreements is generally between 20 and 30 years. These agreements usually contain renewal clauses of varying content but which, for the most part, allow for the extension of the agreements.

In addition, in some countries, such as the United States, it is necessary to sign contracts with energy purchasers. The Company generally signs long term contracts by virtue of which the counterparties (normally utilities) commit to purchase the energy generated by the wind farms. In other countries, particularly those in which feed-in tariff systems prevail, the sale of energy is guaranteed by participants in the system.

With regards to the supply of aerogenerators, the Company plans its requirements based on the advance installation of the facility, thereby preventing delays in the construction of wind farms.

✓ Processing, connection and connection infrastructure

At the same time as general development of the farm, it is necessary to process the connection to the local distribution and transmission networks, which is essential to evacuation of the generated energy.

This processing is in the form of: (i) application for the connection point by the developer; (ii) conduct of connection studies by the system operator or the electricity distribution company in order to determine whether it is necessary to modify the existing infrastructure so as to allow for network connection, and (iii) processing of the necessary evacuation infrastructure and subsequent construction thereof, all without prejudice to signing the contracts necessary for sale of the energy produced. Occasionally, obtaining the permits necessary to and carrying out works that affect evacuation infrastructures are carried out by the system operator, in which case, the Company would not have control over the said works and permits.

✓ Approval of budget

Once a project shows that it meets certain viability requirements, the investment budget is approved. The most significant costs deriving from construction of a wind farm are the cost of aerogenerators (approximately 70% to 80% of the total investment cost) and the connection to the networks (approximately 10%). The Company finances its wind farms through intergroup financing, or, to a lesser degree, via the *project* finance. In the United States, operating cash flow, thanks to institutional investment structures are used to pay intergroup loans.

✓ Construction

Once the land usage rights, permits and licenses, and finance are obtained, as well as the necessary financing, the Company is in a position to commence the work necessary for construction of the wind farm. The Company manages the project and is involved in construction and design of the wind farms. The Company also generally establishes various requirements in respect of the aerogenerators it orders from suppliers. The Company generally out sources installation of aerogenerators and construction of the farm itself. Construction of a wind farm lasts for approximately six to 12 months, depending on the size of the wind farm.

✓ Commissioning

After construction of the wind farm and related infrastructure the Company is in a position to commission the farm. Doing so requires obtaining a prior authorisation. During the putting into service, the final tests to confirm the correct operation of the aerogenerators are also carried out. In order to facilitate the transition until the exploitation phase the Operation and Maintenance Personnel are present in this phase.

In addition, all requirements set forth in the regulatory system of the particular country or state for sale of the energy must be satisfied. At that point electricity is being generated, thus concluding the process of development of the renewable facility. It then is considered to be an operating facility.

A.1.2) Segmentation of the project portfolio

The objectives set in the Company's development plan assume the addition of 2,000 MW per year if renewable installed capacity of 13,600 MW is to be achieved by 2007 including the companies that have been incorporated into the IBERDROLA RENEWABLES Group by virtue of the Restructuring Operation,. The Company believes that its project portfolio of 41,266 MW at 30 September 2007 should help ensure these targets are met:

As noted above, to achieve greater clarity and transparency in the definition of the portfolio and responding to the internal planning requirements, IBERDROLA RENOVABLES has established a rigorous methodology that segments its project portfolio according to the maturity of each. In application of this methodology, projects are segmented into three groups: practically certain, probable and potential. In addition, some projects that are in the very early stages of development are not even included in the "potential" category.

The definitions created for each of the segments have been stated in a general sense. The attempt is to combine and include projects considered to be within a similar stage of development, despite the fact that they may be located in different countries, and subject to very different regulatory frameworks and administrative proceedings. Also, these definitions are applicable not only to wind energy, but also to the other renewable technologies.

The following table shows, purely for illustrative purposes, the segmentation of the project portfolio into the three indicated categories, based on the principal milestones achieved during construction of a wind farm.

Promotion and construction phase	Practically certain	Probable	Potential
Site selection and resource evaluation	4	2	1
Administrative processing	3	2	0-1
- Preliminary Processing:	4	3-4	0-3
- Environmental permit	4	2	0
- Project approval	3-4	2	0-1
- Change of land use and construction permit	3-4	2	0
Land management and supply of aerogenerators	3-4	1-2	0-1
Processing of connection and connection infrastructure	4	2	0-1
Approval of budget	4	2	0
Construction	0-4	0	0
Commissioning	0	0	0

0: Not yet begun

1: Begun

2: Under development

3: Advanced

4: Completed

✓ **Practically certain:** These projects have passed the most critical phases or obtained all permits key to the success thereof. Also, the budget must have been approved and supply of the aerogenerators must have been arranged. This group also includes facilities that are under construction.

The Company believes that there is a 95% possibility of success for the projects included in this category.

Probable: This category is made up of projects initially considered to be viable based on objective parameters regarding processing, energy resource or engineering. This covers a project during the phase in which it is decided to commit to the project in terms of dedication of resources until the time it is known to a high degree of probability that the project will be successfully concluded. In this regard, they are projects in respect of which a measuring tower has been installed and basic design has been completed. They also must have the application for the main permits. The Company believes that there is approximately a 40 and 50% possibility of success for projects included in this category.

Potential: These projects have the site identified and are in an initial phase of administrative processing and engineering. The segment includes projects from the beginning until the point that it is decided to commit to them due to expected viability. In this regard, the site must have been located and one of the following milestones must have been achieved: (i) a favourable wind study; (ii) the initial configuration of the wind farm; (iii) contractual title to the land, or; (iv) in relation

to the "turn key" projects, a commitment signed with a wind farm developer. The Company believes that there is a 20% possibility of success for the projects included in this category.

A.2) Wind energy

A.2.1) Installed capacity

The Company conducts its business principally in the wind energy segment, having available 7,000 MW installed on 30 September 2007, representative of 95.3% of its installed total. In pro forma terms, the business segment of wind power represents 81.3% of the Company's gross margin and 92.5% of EBITDA for the nine-month period ended 30 September 2007, respectively, and 78.7% of the gross margin and 87.1% of EBITDA for the Company in the financial year closing 31 December 2006. The following table shows the wind power installed in the Company on 30 September 2007, in pro forma terms, broken down into geographical areas.

Installed wind power	30 September 2007	
	Installed wind power (MW)	% of the total installed wind power
Total Wind (1)	7,000	100%
Spain	4,035	57.6%
United States	2,046	29.2%
United Kingdom	372	5.3%
Rest of the World	547	7.8%

(1) Includes 606 MW owner of a third acquired via PPAs.

Also, at the same date, IBERDROLA RENOVABLES was the owner of approximately 6,506 aerogenerators in 216wind farms, also managing the energy of another 624 aerogenerators owned by a third party.

Shown below is the history of installed wind capacity, annual production of wind energy and the compound annual growth rate ("**CAGR**") of IBERDROLA RENOVABLES, as well as the United States and British companies that have been added to the IBERDROLA RENOVABLES consolidation by virtue of the Restructuring Transaction, all prior to occurrence of that Transaction.

IBERDROLA RENOVABLES

	31/12/2006	31/12/2005	31/12/2004	CAGR 2004 - 2006 (%)
Installed capacity (MW)	4,102	3,494	2,891	19.1%
Wind output (GWh)	7,329	6,471	4,846	23.0%

United States companies added to the IBERDROLA RENOVABLES consolidated group by virtue of the Restructuring Transaction

	31/03/2007	31/03/2006	31/03/2005	CAGR 2005 - 2007 (%)
Installed capacity (MW) (1)	1,666	1,404	830	41.7%
Wind output (GWh)	4,251	2,723	2,084	42.8%

(1) Includes 606 MW owned by a third party.

British companies added to the IBERDROLA RENOVABLES consolidated group by virtue of the Restructuring Transaction

	31/03/2007	31/03/2006	31/03/2005	CAGR 2005 - 2007 (%)
Installed capacity (MW)	345	271	158	47.8%
Wind output (GWh)	855	587	440	39.4%

In addition, the following table shows the wind project portfolio of the Company at 30 September 2007, including the portfolio of the companies added to the IBERDROLA RENOVABLES consolidation by virtue of the Restructuring Transaction, based on the geographical area and the portfolio segment.

	30/09/2007				
(*)	**Total**	**Under construction**	**Practically certain (1) (2)**	**Probable (3)**	**Potential (4)**
	(in MW)				
Spain	5,792	405	656	1,454	3,681
United States	21,222	326	992	7,862	12,368
United Kingdom	6,080	359	563	823	4,694
Rest of the World	7,245	233	620	1,799	4,827

Total	40,338	1,323	2,830	11,938	25,570

(*) includes 332 MW from the off-shore wind project portfolio (208 MW in Great Britain and 124 MW in the Rest of the World).

(1) Projects under construction are classified as "practically certain".

(2) Approximately 95% probability that the project will be successfully concluded.

(3) Between approximately 40% and 50% probability that the project will be successfully concluded.

(4) Approximately 20% probability that the project will be successfully concluded.

A.2.2) Spain

At the close of the nine months ended 30 September 2007 the Company had installed wind capacity in Spain of 4,035 MW, based on pro-forma information, generating wind output in the same period of 5,357 GWh.

The Company's operations in Spain in the wind energy segment accounted for 51.2%% of its gross margin and 60.8% of its EBITDA for the nine-month period ended 30 September 2007 and 53.7% of its gross income and 61.4% of its EBITDA for the year ended 31 December 2006 (in both cases based on pro-forma information). On 30 September of this period, the Company's portfolio of wind projects in Spain totalled 5,792 MW.

The table below shows growth in real installed wind capacity, annual wind output and the CAGR in Spain, along with pro-forma installed wind capacity and pro-forma wind output for the nine months ended 30 September 2007.

Spain	31/12/2006	31/12/2005	31/12/2004	CAGR 2004 - 2006 (%)		Pro-forma 30/09/2007
Installed capacity (MW)	3,662	3,258	2,891	12.5		4,035
Wind output (GWh)	6,624	6,240	4,846	16.9		5,357

Also shown below is the distribution of the Company's installed capacity by autonomous region at 30 September 2007:

Autonomous Community	Installed capacity (MW)
Andalucía	306
Aragón	261
Castilla y León	804

Autonomous Community	Installed capacity (MW)
Castilla - La Mancha	1,717
Galicia	593
Murcia	68
Basque Country	72
La Rioja	213
Total	4,035

In addition, at 30 September 2007 IBERDROLA RENOVABLES had a wind project portfolio in Spain comprised of 5,792 MW (including off-shore wind energy project), of which 656 MW (11.3%) were classified as practically certain, 1,454 MW (25.1%) as probable and 3,681 MW (63.6%) as potential. Of those classified as practically certain there are 405 MW (61.7%) under construction. The wind project portfolio in Spain accounts for 14.4% of the total pro-forma wind project portfolio.

A.2.3) United States of America

At the close of the nine months ended 30 September 2007 the Company had installed wind capacity in the United States of 2,046 MW, based on pro-forma information, generating wind output in the same period of 2,588 GWh.

Almost all the transactions that the Company makes in the United States are carried out through the US subsidiaries that were consolidated within the IBERDROLA RENOVABLES Group by virtue of the Restructuring Transaction. Accordingly, unless expressly indicated otherwise, in this section the figures for real installed wind capacity relate to these companies. Prior to the Restructuring Transaction, the Company had real installed wind capacity of 54 MW at the close of 30 September 2007. As a result of the Restructuring Transaction, the Company acquired 1,992 MW installed wind capacity from the aforesaid companies.

The Company's operations in the United States in the wind energy segment accounted for 14.7% of its gross margin and 14.4% of its EBITDA for the nine-month period ended 30 September 2007 and for 12.1% of its gross income and 12.0% gross income and 11.6% of its EBITDA for the year ended 31 December 2006, (in both cases based on pro-forma information. At the close of this latter period, the Company's wind project portfolio in the United States corresponded to 21,222 MW.

The table below shows growth in real installed wind capacity, annual wind output and the CAGR of the US subsidiaries consolidated within the IBERDROLA RENOVABLES Group by virtue of the Restructuring

Transaction, along with pro-forma installed wind capacity and pro-forma wind output for the nine months ended 30 September 2007.

United States	31/03/2007 (1)	31/03/2006 (1)	31/03/2005 (1)	CAGR 2005 - 2007 (%) (1)	Pro-forma 30/09/2007
Installed capacity (MW)	1,666 (3) (4)	1,404 (3)	830 (3)	41.7%(3)	2,046 (2)
Wind output (GWh)	4,251	2,723	2,084	42.8	2,588 (3)

(1) Real installed wind capacity and output corresponding to the United States companies included in the IBERDROLA RENOVABLES consolidated group by virtue of the Restructuring Transaction. Not included, therefore, are the figures for installed capacity in the United States that does not correspond to these companies (that is, the Locust Ridge and Top of Iowa II wind farms). Historically, the United States companies recently added to the IBERDROLA RENOVABLES consolidated group included in the calculation 100% of the installed wind capacity attributable to the subsidiaries that ScottishPower Holdings Inc. fully consolidated in its financial statements and the part of the installed capacity of companies with variable interests and joint ventures that it does not control and are carried by the equity method.

(2) Pro-forma installed wind capacity and output data corresponding to the United States. The data therefore include information corresponding to the United States companies included in the IBERDROLA RENOVABLES consolidated group by virtue of the Restructuring Transaction and data for the Company's facilities before the aforesaid Transaction in the United States, that is, the wind farms of: (i) Locust Ridge (26MW installed wind capacity) and (ii) Top of Iowa II (28 MW installed wind capacity). In the pro-forma financial states IBERDROLA RENEWABLES has modified the accounting criteria of the shares of ScottishPower Holdings Inc. in joint ventures and participating companies, going on to incorporate the method of proportional integration; a criteria which foresees maintaining the annual accounts and future financial conditions.

(3) Includes 606 MW owned by a third party.

(4) Excludes 26 MW of the Locust Ridge wind park.

IBERDROLA RENOVABLES operates wind farms in [ten] states in the United States, including Colorado, California, Iowa, Minnesota, Oregon, Kansas, New York, Washington, Wyoming and Pennsylvania. In the following table the Company's operating wind farms at 30 September 2007 are described.

Company (*)	Investment structure	Localization	Consolidated installed Capacity (MW)	Purchaser of energy	Years for PPA expiry
Klondike I Wind Power LLC	Aeolus I	Oregón	24	Bonneville Power Administration	14 and a half years
Phoenix Wind Power LLC	N/A	California	2	Venta completa de la	11 years

Company (*)	Investment structure	Localization	Consolidated installed Capacity (MW)	Purchaser of energy	Years for PPA expiry
Power LLC				energia a PPM Energy One LLC	
Mountain View Power Partners III, LLC	Aeolus I	California	22	San Diego Gas & Electric Company (15/12/2018)	11 years
Moraine Wind, LLC	Aeolus I	Minnesota	51	Northern States Power Company (22/12/2018)	11 years
Flying Cloud Power Partners, LLC	Aeolus I	Iowa	44	Interstate Power & Light Company (31/12/2018)	11 years
Klondike Wind Power II LLC	N/A	Oregón	75	Portland General Electric (01/09/2035)	28 years
Trimont Wind I LLC	Aeolus II	Minnesota	100	Great River Energy (15 años)	13 years
Elk River Windfarm, LLC	Aeolus II	Kansas	150	Empire District Electric Co. (20 años)	18 years
Shiloh I Wind Project LLC (1)	Aeolus II	California	150	PG&E (15 años), MID (10 años), Palo Alto (15 años)	13 and a half years 8 and a half years 13 years
Flat Rock Windpower LLC(2)	Aeolus II	Nueva York	99 17	NYISO / Merchant - NYSERDA	Not applicable 14 years
Twin Buttes Wind LLC	Aeolus III	Colorado	75	Public Service Co. of Colorado (20 años)	20 years
Flat Rock Windpower II LLC	Aeolus III	Nueva York	45	(TBD)NYISO / Merchant	Not applicable
Big Horn Wind Project LLC	Aeolus III	Washington	200	M-S-R Public Power Agency (20 años)	19 years
Colorado Green Holding LLC (3)	N/A	Colorado	81	Public Service Co. of Colorado	11 years
Locust Ridge	Locust Ridge	Pennsylvania	26	PPL Energy	

Company (*)	Investment structure	Localization	Consolidated installed Capacity (MW)	Purchaser of energy	Years for PPA expiry
(Iberdrola Renewable Energies USA)				Plus and First Energy	
[Top of Iowa II] (6) (Iberdrola Renewable Energies USA)	Aeolus IV	Iowa	28 (5)	Wisconsin Public Power Madison Gas & Electric	20 years 20 years
MinnDakota	Aeolus IV	Minesota and Dakota del Sur	30 (6)	Northern State Power	20 years
Klondike III	Aeolus IV	Oregon	221	Puget Sound Energy Eugene Water & Electric PG&E BPA	20 years 15 years 20 years 20 years
FPL Energy Inc.	N/A	Washington, California y Wyoming	606 (7)	Varios	19-21 years
Total			2,046		

(*) Subsidiaries of IBERDROLA RENOVABLES, except in the case of FPL Energy Inc.

(1) Pacific Gas & Electric (PG&E): 50% (75 MW), Modesto Irrigation District (MID): 33% (50 MW), and City of Palo Alto: 16.75% (25 MW).

(2) Flat Rock I Windpower was constructed in two phases. The first of them came into service in January 2006 and the second in 2006. Flat Rock I and Flat Rock II operate under the names "Maple Ridge I" and "Maple Ridge II". Each company is the owner of 50% of Horizon Wind Energy LLC. PPM's interests in Flat Rock I and Flat Rock II, other than the 0.5% of Flat Rock I that is owned by a PPM subsidiary, are included in the Aeolus II and Aeolus III operations, respectively.

(3) 100% is owned by Colorado Wind Ventures LLC. A 100% subsidiary of PPM holds a 50% interest in Colorado Wind Ventures LLC, with Shell Wind Energy holding the remaining interest.

(4) The 26 MW of Locust Ridge were installed at the end of 2006 and the wind farm became commercially operational in February 2007.

(5) Top of Iowa II is currently under construction but is expected to have installed capacity of 80 MW. In any case, the 28 MW mentioned in the table were already in place as of 30 September 2007.

(6) MinnDakota is under construction and installation of a 150 MW capacity is foreseen. However, as of 30 September 2007, there a capacity of 30 MW had been installed.

(7) 606 MW belong to FPL Energy, Inc. The Company signed three long term energy contracts with FPL Energy, Inc. Purchasing the energy from three wind farms with a total installed

potential of 606 MW, as is described below in the present section ("Long term contract with FPL").

A description of the structures used in the Company's U.S. wind farms, as mentioned in the table above, is provided below.

Structures used in the operation of the U.S. wind farms

For the majority of the wind farms that the Company owns in the United States, the structure that has been used is one whereby an investor becomes a shareholder in the company that operates the farm.

These structures came about mainly as a result of the sale of PacifiCorp, a former subsidiary of ScottishPower Holdings Inc., in March 2006.

Following said sale, the Company, as with majority of companies in the wind energy sector in the United Status, does not have sufficient profits which are subject to tax in order to take advantage of the available tax benefits (mainly PTCs and MACRS, as are defined below).

The Company's relationship with the investors is expressed via a management contract of a limited liability company which receives the cash flows generated by the wind farms. Percentages of said cash flow, as well as the tax benefits, are ascribed to the investors. The investors are large financial institutions which in relation to their funds have relatively low costs and significant profits, which allow them to take advantage of the tax incentives generated by the wind farms.

The company has developed five structures for investors' investment (Aeolus I, II, III and IV and Locust Ridge). In all of these structures, the Company is the owner of a class of shares and maintains control and day to day management of the wind farms, subject to the approval by the investors of the main decisions. The main decisions which require the consent of the investors include investments above determined levels, amendment of the main contracts, competition statements, and the sale of projects. The investors do not receive a guarantee against the assets of the wind power park nor against the Company for sponsoring the project.

There are two types of structures within the aforementioned investment structures: "PAY-Go" and "PAPS", the principle characteristics of which are described below in the present section.

Aeolus I, II and III structures

The company has signed three investment structures Pay-As-You-Go ("**PAY-Go**", the Aeolus I, II and III structures, which were closed on 1 May 2006, 1 November 2006 and 1 February 2007 respectively. The structures affected certain of the company's wind power park operations and other wind farms which were being put into operation on the date on which each of these operations were put into effect, amounting to 140 MW for Aeolus I, 516 MW for Aeolus II and 320 MW for Aeolus III, that is, 976 MW in total.

The operation of these structures began with an initial payment by the investors, which received class B shares representing the share capital of three independent limited liability companies, owners of certain wind farms. In the same manner, the investors issued promissory notes, (both fixed as well as connected to production) which they granted to the company as guarantee to the three-monthly payments for a ten-year period. The amount of the promissory note is the equivalent of a percentage of the Production Tax Credits ("PTCs") generated by each wind power park. The amount of the promissory note was established when the company was constituted in relation to the production of estimated electricity for the wind farms in the company portfolio. The amount of the promissory note linked to production is up-dated every three months in relation to the generation of energy.

In each management contract signed by the investors the "rate of expected internal profit" is established for the investor. This is based on the total profit that it is predicted that said investor shall obtain during a ten-year period derived from the operative cash flows of the project, the accelerated tax depreciation and the PTCs. The date on which this expected profit is obtained is that on which the operative cash flow and the distribution of the percentages of profit usually vary, in accordance with the table which is included below (the "Return Date"). The objective of the structure is that the Return Date transpires just after the date on which the PTC period for each of the project portfolios of the Aeolus structures ends.

The initial payment is an amount which, along with the expected payments derived from the promissory notes, allow the investor to obtain the internal rate of the expected profit at a time near to the end of the PTC period; using for this projection models of the expected results of the operation for the wind farms on the closure date.

Once the institutional investor has received its expected internal rate, they maintain a minority share in the company for as long as it is constituted.

For the twelve months following the Return Date, the Company has a purchase option on the residual interest of the investor at the market price. .

Likewise, in relation to each of the Aeolus structures, the Company maintains 100% of the class A shares in each of the companies and the day to day management of each of the holding companies and the assets of the wind farms.

Meanwhile, the companies that own the wind farms have subscribed to a series of contracts with companies in the PPM Energy Inc. Group. The objective of these is the provision of management, operation, maintenance and other services.

The following table shows, as an example, an illustrative model of the operative cash flows and the distribution of tax credits related to the PAY-Go structures:

	PAY-Go		
	Operative cash flow	Tax Credits for PTCs(1)	Tax Credits for MACRS(1)

	Iberdrola Renewables	Investor	Iberdrola Renewables	Investor	Iberdrola Renewables	Investor
Years 1-10	20-27%	73-80%	10%	90%	6-29%	71-94%
Years 11-20	90-95%	5-10%	N/A	N/A	N/A	N/A

(1) PTCs are only generated in the first ten years of the commercial operations. The MACRS depreciation is generally terminated five years after the commercial operation.

Aeolus IV and Locust Ridge Structures

The company has signed two operations Pre-tax, After-tax, Partnership Structures ("**PAPS**") in relation to the wind power park Locust Ridge in Pennsylvania, which was installed at the end of 2006 and began working in February 2007, and the Aeolus IV structure, which closed on 16 October 2007 (454 MW which began working after 30 September).

In each case, the Company sold the investors a class of shares of a limited liability company. In relation to Locust Ridge, this is the owner of the wind power park of the same name with an installed capacity of 26 MW. Aeolus IV is the owner of Klondike III park with an installed capacity of 219 MW, (the maximum capacity of which is predicted to increase to 224MW). Likewise, it is planned that the wind farms Top of Iowa II (the installed capacity of which is predicted to be 80 MW) and MinnDakota (150 MW) shall go to Aeolus IV, this being subject to certain suspensive conditions.

The investors acquire these shares in exchange for an initial cash payment, which is equivalent to the foreseen amount which shall allow the investor to attain the "internal rate of the expected profit" at the end of the PTC period. This is in relation to the expected profit that said investor shall receive for ten years from the operative cash flows, the depreciation derived from the Modified Accelerated Cost Recovery System ("**MACRS**") and the PTCs.

Contrary to the PAY-Go structure, the total amount of the operative cash flows derived from the sale of energy shall be assigned to the Company until it recovers its investment, which is the equivalent of the result in the balance after deducting the initial payment by the investors. It is foreseen that this "cash return" shall take place approximately two years after the closing date. Following this milestone, all of the operative cash flows shall be assigned to the investors until they receive their internal rate of expected profit (the "**Date of PAPS return**").

All of the accumulated tax benefits prior to the PAPS Return Date derived from MACRS and PTCs shall be attributed to the investors. Once the investor has received its internal expected profit rate, they shall maintain a minority share in the company.

The Company is the titleholder of a class of shares of a limited company and manages the day to day of the assets of the wind farms.

The following table shows, as an example, an illustrative model of the operative cash flows and the distribution of tax credits related to the PAPS structures:

	PAPS					
	Operative Cash Flow		Tax Credits for PTCs(1)		Tax Credits for MACRS(1)	
	Iberdrola Renewables	Investor	Iberdrola Renewables	Investor	Iberdrola Renovables	Investor
Years 1-2	100%	0%	0%	100%	0%	100%
Years 2-10	0%	100%	0%	100%	0%	100%
Years 11-20	90%	10%	90%	10%	N/A	N/A

(1) PTC's are only generated during the first ten years of the commercial operations. The depreciation of MACRS is generally terminated five years after the commercial operation.

Long term agreement with FPL

FPL Energy, Inc. ("**FPL**") is the owner of the following wind farms: Stateline, with installed capacity of 300 MW, Highwinds, with installed capacity of 162 MW, and Pleasant Valley, with installed capacity of 144 MW, located in the States of Washington, California and Wyoming, respectively. The subsidiary of IBERDROLA RENOVABLES, PPM, buys all the electricity produced by the 606 MW installed capacity of the three wind farms owned by FPL under a series of long-term Power Purchase Agreements ("PPAs") for a period of 25 years that were signed in 2002 and 2003. The PPA for the Stateline wind farm still has 19 years to run, while the PPAs for the Highwinds and Pleasant Valley wind farms have 21 years to run. PPM sells the electricity purchased from FPL to various electricity companies in Washington, California, Oregon and Utah, along with the capacity rights and environmental charges, by virtue of long-term power purchase agreements with terms of between eight and 20 years. These contracts are substantially in accordance with the production of the 606 MW of the installed power of the three wind farms. In the event of PPM's obligations exceeding this output, PPM acquires energy in the open market.

Service contracts with guaranteed supply of energy

PPM has entered into a series of contracts with energy suppliers which take into account the guarantee of energy quantities to be supplied, on behalf of contract holding companies owning wind farms which are subsidiaries of *PPM* (such as Klondike II) and of the Aeolus transactions (such as Klondike III). PPM is committed to the delivery of a pre-established quantity of energy to the buyer between the agreed dates, in such manner that in spite of production fluctuations arising from meteorological changes and other factors, corrects these differences in the marketplace with the aim of supplying a predictable quantity of energy to the buyer. The length of these contracts corresponds to the usual length of corresponding energy purchase contracts.

PPM fulfils the obligations assumed by virtue of these contracts via the purchase of energy in the market. For this reason, PPM's results are judged in gross margin terms.

Project Portfolio

As regards the project portfolio, at 30 September 2007 IBERDROLA RENOVABLES had a wind project portfolio in the United States comprised of 21,222 MW, of which 992 MW (4.7%) were classified as practically certain, 7,862 MW (37%) as probable and 12,368 (58.3%) as potential. Of those classified as practically certain there are 326 MW (32.9%) under construction. The wind project portfolio in the United States accounts for approximately 52.6% of the total wind project portfolio at 30 September 2007.

A.2.4) __United Kingdom__

All transactions that the Company makes in the United Kingdom are carried out through the UK subsidiaries that were consolidated within the IBERDROLA RENOVABLES Group by virtue of the Restructuring Transaction. Accordingly,

unless expressly indicated otherwise, in this section the figures for real installed wind capacity relate to these companies. Prior to the Restructuring Transaction, the Company only had projects under development in the United Kingdom. As a result of the Restructuring Transaction, the Company acquired 372 MW installed wind capacity from the aforesaid companies.

The Company's operations in the United Kingdom in the wind energy segment accounted for 8.3% of its gross margin and 9.0% of its EBITDA for the nine-month period ended 30 September 2007 and for 8.2% of its gross margin and 8.9% of its EBITDA for the year ended 31 December 2006 (in both cases based on pro-forma information). As at 30 September, 2007, the Company's wind project portfolio in the United Kingdom corresponded to 6,080 MW (including 208 MW of off-shore wind power).

At the close of the nine months ended 30 September 2007 the Company had installed wind capacity in the United Kingdom of 372 MW, based on pro-forma information, generating wind output in the same period of 608 GWh.

The table below shows growth in real installed wind capacity, annual wind output and the CAGR of the UK subsidiaries consolidated within the IBERDROLA RENOVABLES Group by virtue of the Restructuring Transaction, along with pro-forma installed wind capacity and pro-forma wind output for the nine months ended 30 September 2007.

United Kingdom	31/03/2007	31/03/2006	31/03/2005	CAGR 2005 - 2007 (%)		Pro-forma 30/09/2007
Installed capacity (MW)	345	271	158	47.8%		372
Wind output (GWh)	855	587	440	39.4%		608

The Company owns and operates wind farms in England, Wales, Scotland, Ireland and Northern Ireland. It is also developing offshore wind energy projects, based on the modifications the British government is proposing in the Renewable Obligation.

In addition, at 30 September 2007 IBERDROLA RENOVABLES had a wind project portfolio in the United Kingdom comprised of 6,080 MW, of which 563 MW (9.3%) were classified as practically certain, 823 MW (13.5%) as probable and 4,694 (77.2%) as potential. Of those classified as practically certain there are 359 MW (63.8%) under construction. The wind project portfolio in the United Kingdom accounts for approximately 15.1% of the total wind project portfolio at 30 September 2007.

A.2.5) Rest of the World

In addition to its activities in Spain, the United States and United Kingdom, the Company is currently present in a further 16 countries, including most prominently Greece, France and Poland, where the Company is operationally active. The Company also has operational capacity in Germany, Portugal and Brazil, and local ***offices*** or projects under development in Bulgaria, Canada, China, Cyprus, Estonia, Guatemala, Hungary, Italy, Morocco and Mexico. In

addition, the Company is looking into the possibility of moving into other countries. At the current time, the Company is present in nine of the ten top rated countries in terms of renewable energy in the *Ernst & Young Renewable Energy Country Attractiveness Indices.*

With regards to the wind business in the rest of the world, the focus of the Company's strategy ***it*** to increase installed capacity in countries where there is considerable pressure to expand and the regulatory framework is favourable to the generation of electricity from renewable energy sources.

As at 30 September 2007 the Company had 547 MW of wind power installed pro-forma in the Rest of the World, which accounted for 7.8% of the total wind power installed pro forma. As indicated above, the presence of the Company in the Rest of the World is concentrated chiefly in Greece, France and Poland, with installed wind power in each of these countries of 214 MW, 86 MW and 89 MW, respectively, at 30 September 2007 (which on an overall basis accounts for approximately 71.1% of the Company's installed wind capacity in the Rest of the World).

The Company's production of wind energy amounted to 733 GWh in the Rest of the World during the nine-month period ended 30 September 2007.

The Company's operation in the Rest of the World in terms of wind energy, in the perod of nine months ended on 30 September 2007 accounted for 7.0% of gross margin and 8.3% of EBITDA, and 4.8% of gross margin and 5.2% of EBITDA in the year ended 31 December 2006 (in both cases based on pro-forma information)

The table below shows growth in real installed wind capacity and the CAGR for the Rest of the World, along with pro-forma installed wind capacity for the nine months ended 30 September 2007.

Rest of the World	31/12/2006	31/12/2005	31/12/2004	CAGR 2005 - 2006 (%)	Pro-forma 30/09/2007	
Installed capacity (MW)	414	236	0	75.4%	547	

In addition, at 30 September 2007 IBERDROLA RENOVABLES had a wind project portfolio in the Rest of the World comprised of 7,245 MW, of which 620 (8.6%) were classified as practically certain, 1,799 (24.8%) as probable and 4,827 (66.6%) as potential. Of those classified as practically certain there are 233 MW (37.6%) under construction. The wind project portfolio in the Rest of the World accounts for approximately 18% of the total wind project portfolio at 30 September 2007.

In Greece, France and Poland, at 30 September 2007 the Company had wind projects under construction of 47 MW, 75 MW and 39 MW in each country respectively.

A.2.6) ***Suppliers***

The aerogenerators are the most important technical components of a wind farm. Their cost represents approximately 70% to 80% of the investment cost of a

given farm. As indicated in section 6.2 of this Registration Document, the number of aerogenerator suppliers is limited, and worldwide demand for these components exceeds the suppliers' production capacity.

The strategy of the Company to assure the availability of the necessary aerogenerators is based on entering into master agreements and significant relationships with the principal suppliers. At 30 September 2007 Gamesa had supplied the Company with aerogenerators with total capacity of 3,718 MW, equivalent to 58.1% of the Company's pro-forma installed renewable capacity, based on pro-forma information, excluding 606 MW owned by a third party. The Company's other three major suppliers were GE Energy, Siemens and Vestas-American Wind Technology, Inc., which between them supplied the Company with aerogenerators with total capacity of 1,630 MW (25.5%), 473 MW (7.4%) and 389 MW (6.1%), respectively, of renewable installed capacity, based on pro-forma information, excluding the 606 MW owned by a third party.

For the future development of the business, by virtue of a framework agreement signed in October 2006, which is described in section 19 of this Registration Document below, the Company's principal supplier, Gamesa, has undertaken to sell the Company aerogenerators with total capacity of 2,700 MW by 2009, although the term may be extended to 2011.

In addition, the Company has increased its number of suppliers, having entered into framework contracts with Suzlon Energy, which has undertaken to sell the Company aerogenerators with total capacity of 700 MW, Mitsubishi Power Systems, Inc., which has undertaken to sell the Company aerogenerators with total capacity of 405 MW, and GE Wind, which has undertaken to sell the Company aerogenerators with total capacity of 225 MW in 2008 and 2009. In addition, the Company has entered into commitments for specific projects which also include other manufacturers such as Siemens, Fuhrländer, Ecotècnia, Repower, Vestas, Nordex and Acciona, for a total 270 MW.

Siemens has undertaken to sell the Company aerogenerators with total capacity of 322 MW for a project in the UK (Whitelee Wind Farm).

The Company tends to contract for aerogenerators for multiple projects at the same time. Its goal is to minimise dependence on a single supplier to cover its needs for these components.

By virtue of the contracts executed, almost two thirds of the Company's development plan up to 2010 are covered by the aforementioned aerogernerator supply agreements.

In general, the contracts the Company enters into with its aerogenerator suppliers cover production, transport, assembly and start-up. Sometimes the contract with the supplier also covers maintenance during the warranty period, which generally has a term of two years unless agreed otherwise with the supplier.

Other significant suppliers are construction companies that are hired during promotion and construction phases to undertake the civil works and electrical installation of wind farms, as well as all necessary infrastructures.

A.3) *Off-shore* wind energy

The Company maintains a team of professionals charged with the development of offshore wind farms and at 30 September 2007, the Company had a project portfolio of 332 MW which included two offshore wind farms in the United Kingdom, with 208 MW installed capacity, and 124 MW in the Rest of the World.

A.4) *Mini-hydro energy*

At 30 September 2007 the Company had installed mini-hydro power in Spain of 342 MW, representing 4.7% of the Company's installed renewable power on that date, based on pro-forma information.

As discussed in section 8.1 of this Registration Document all of the Company's mini-hydro plants are subject to the temporary governmental concession system. 93% of the governmental concessions corresponding to the IBERDROLA RENOVABLES Group facilities expire after 2021. Of these, more than 60% expire after 2060.

As discussed in section 5.1.4 of this Registration Document, the mini-hydro facilities in Spain are governed either by the ordinary system, or by the special system, based on the date they commenced operation. At 30 September 2007 39% of the Company's mini-hydro facilities, by installed capacity, were subject to the special system, while the remaining 61% were subject to the ordinary system. In compliance with with the rules of the National Energy Commission and due to obsolescence, a number of installations are being decommissioned. Once this process has been completed, the operating capacity will be 193 MW.

The table below shows the Company's mini-hydro installed capacity and project portfolio at 30 September 2007.

	30/09/2007				
	Installed capacity (MW)	Total project portfolio (MW)	Practicall y Certain (MW)	Probable (MW)	Potential (MW)
Spain	342 (1)	197	-	127	70
Rest of the world	-	88	-	-	88
Total	342	285	-	127	158

(1) Once obsolete installations have been decommissioned, the operating capacity will be 193 MW.

A.5) Other renewable technologies

At 30 September 2007 the Company had a project portfolio of 643 MW in renewable technologies other than wind and mini-hydro. The Company has an

active presence in the photovoltaic solar energy business, and is developing various projects in other technologies such as thermal solar, offshore wind energy, biomass and wave energy.

In addition, there are other kinds of renewable energies for production of electricity, in very preliminary stages of technological development. The Company actively monitors these developments, both from the technological point of view and from the point of view of their financial viability, with the aim of maintaining an appropriate positioning ensuring the possibilities of long-term growth in all renewable energy sources..

The following table shows the Company's installed capacity and project portfolio in other renewable technologies at 30 September 2007.

	30/09/2007		
	Installed capacity (MW)	**MW under construction**	**Total project portfolio (MW) (1)**
Thermal solar	-	50	603
Photovoltaic solar	0.3	-	11
Biomass	-	2	25
Waves	-	-	4
Total	0.3	52	643

(1) Includes MW under construction

A.6) Administrative Permits

To build an electricity-generating installation, the Company is required to obtain various administrative permits. The system of obtaining administrative permits varies according to the country in question, given that different countries can deny a permit for different reasons.

With regard to operating facilities, IBERDROLA RENOVABLES has obtained the necessary administrative permits for the operation of its facilities (permit for the facility, approval of project execution and operating permit; registration in the Producers Registry; inclusion in the special system, where applicable; environmental certification etc.).

With regard to municipal permits, in Spain, even though the name and type of compulsory permits vary in each autonomous region, the following are generally compulsory: (i) before works begin, construction and activity licence – whether classified or not -- and (ii) in order to ascertain that the completed works have been carried out in accordance with the terms of the permits and also allow for the proper functioning of the facility, the initial use permit and the opening licence.

Notwithstanding that the Company holds the requisite permits for most of its facilities, in certain situations the Company's facilities do not have all the necessary permits. Thus in relation with certain of the Company's facilities,

particularly in the case of the older mini-hydro plants, not all the documentation is held that certifies that certain facilities hold all the necessary municipal permits for the development of activity. Nevertheless, this situation only affects facilities located in Spain, and is quite common in this and other sectors, since priority is given to those permits expressly required by local authorities over those which, being necessary only from a legal point of view, are not necessarily required by the local authorities in question as an indispensable prerequisite for the development of the business.

These facilities fall into two categories:

- Facilities which hold a building permit and a business permit or, in the cases where it is compulsory, a classified business permit or its equivalent.

- In these cases, the permits awarded certify that the generator facility project is fully compatible with local by-laws. For the awarding of pending municipal permits, which definitively authorise its activation, all that is required is a check on the part of the town council that the project has been carried out in accordance with the terms established in the building permit and the business permit.

- As a result, and leaving aside the possibility that after the aforementioned municipal inspection, the Company might be required to undertake certain modifications in the facility – in order to bring the works undertaken in line with those that were planned and authorised – it is not reasonable to assume that these requirements will affect the regular working of the plant. Working facilities in this situation account for a total capacity of 1,538 MW in Spain. (1,531 MW from wind energy and 7 MW from mini-hydro plants in the special system).

- Facilities which do not have records of the awarding of building and/or business permits (classified, if applicable).

- In the case of lacking a building permit, the planning by-laws establish that it is not possible to open a case against planning infractions (which could lead to a requirement to demolish the works) once four years have passed (the period is longer in some autonomous regions) from the conclusion of works.6 If this period has not transpired, the town council may require the builder to apply for the applicable permit within a period of two months; if the permit is not sought or is denied for contravention of the applicable planning by-laws, the town council will order the demolition of the works at the defendant's cost and proceed formally to block the uses to which it has been put.

[6] The acts of building or use of land carried out without a permit or execution order on lands classified for planning purposes as green or free space do not qualify fo the period of four years after works have been completed; in this case it would be necessary to apply not only for the applicable building permit but also the planning category which would allow the use of this type of land for the construction of a renewable energy plant, in this way legalising the project.

In the cases of a lack of business permit (classified or not), the town council can demand the legalisation or, if it is not possible, order the cessation of the activity, irrespective of the time which has transpired since its commencement.

The lack of a building and/or business permit affects working facilities with a total capacity of 466 MW in Spain. In the case of wind farms, all hold building licences and only 260 MW (6.9% of the total wind farm capacity at 30 September 2007) would be affected by the lack of a business permit. In the case of mini-hydro plants, the breakdown is as follows: in mini-hydro plants in special systems, 41 MW do not have a business permit, of which 6.74 MW also lack a building permit; with regard to mini-hydro plants in ordinary systems, 165 MW do not have a business permit, of which 144 MW also lack a building permit. We have included in these figures the high number of mini-hydro plants in ordinary systems – almost all of them – which were built before Law 19/1975 on Land Reform came into force; according to the Supreme Court, works already completed without permits before the Law was passed cannot be demolished.

IBERDROLA RENOVABLES has begun a process of rectification of this situation, and has identified the permits that are necessary for each of its facilities. The obtaining of municipal permits is a regulated process and their concession is not merely at the discretion of local authorities but rather objective, ad is conditioned by compliance with legally-required pre-requisites.

The cost of this process of rectification will likely be low, as long as the duties charged by local authorities for the issuing of the permits are not overly high (the Law of Local Tax state that taken as a whole this amount cannot exceed the real or expected cost of the service or activity it governs, or, failing this, the value of the service received). In those mini-hydro plants that require building permits (as we have indicated, all wind farms already hold them), the Tax on Construction, Facilities and Works can be collected, though it cannot exceed 4% of the cost of carrying out the works project.

Lack of the mandatory licences may imply suspension of the activities performed by the facility in question and, even, the obligation to demolish those facilities, in which case the Company must restore the site to its original condition.

A.7) Sale of energy

The Company's main source of income is the price it obtains as the result of the sale of energy generated in its renewable energy facilities.

It should be pointed out that the electricity produced yearly by the Company's renewable energy facilities is equivalent to the annual domestic consumption of 10.5 million people in Spain. This figure has been calculated by the company based on the following formula:

11,486 GWh (1) / 1,098 kWh (2)

(1) Electrical energy produced by the Company with renewable energy according to the pro forma information corresponding to the year ended 31 December 2006.

(2) The daily consumption of electricity per person. In order to determine the annual consumption of a domestic user in Spain (1,098 kWh / year), the Company has divided the average demand for energy by domestic consumers (according to figures published by the National Energy Commission in 2005, which are the latest published figures) by the average household size in Spain (according to 2001 figures frm te National Institute of Statistics).

Furthermore, the Company's renewable energy facilities avoid the emission into the atmosphere of more than 4.5 million tons of carbon dioxide every year. This figure has been calculated by the company based on the following formula:

11,486 GWh (1) x CO2 avoided per kWh produced (2)

(1) Electrical energy produced by the Company with renewable energy according to the pro forma information corresponding to the year ended 31 December 2006.

(2) Based on the energy mix in Spain (the contribution of each energy source to the global structure of electricity generation) the average emission per MWh is calculated (weighted according to the production volume of each technology). Based on the methodology described and the available sources, he energy mix in Spain emits an average of 407 tons of carbon dioxide per GWh.

The energy price and the identity of the buyers of energy generated by IBERDROLA RENOVABLES depends on the regulatory framework of the different countries where the Company operates.

A.7.1) ***Spain***

Special system

The option of selling energy, whether rate-regulated or at market rates, is a decision which the special system producer needs to take, and whih has to be maintained for a period of at least one year. The Company, from its strategy of revenue optimization, makes this choice based on future priceexpectations and the spreading of risk.

As stated in section 5.1.4 of this Registration Document, in Spain it is guaranteed that all electrical production is sold and accepted by the System. Royal Decree 661/2007 provides that all producers who have opted to sell at the regulated rate must make their offers of sale to the Market Operator (OMEL) and will receive the price resulting from the matching. For that purpose they will make their offers on the daily market, or the intra-daily market if applicable, in accordance with the current market rules.

When selling electricity on the market, IBERDROLA RENOVABLES acts through sales agents for the energy produced by the Company. The usual practice

is that for sales of electricity made by subsidiaries in which the Company has more than 50% of the shares, the sales agent is the company Iberdrola Generación S.A. (Unipersonal), a 100% fully-owned subsidiary of Iberdrola, S.A., whereas for energy sales made by subsidiaries in which the Company has a smaller interest, the usual practice is to contract external agents. In section IV.19.4 more detailed information is given about the relationship between Iberdrola Generación S.A. Unipersonal and the Company in its capacity as sales agent for the energy it produces itself.

After calculation of the amount resulting from the transaction, the companies are subject to settlement by the National Energy Commission, which will pay or demand payment of the difference between the price received and the regulated tariff (in the case of producers that have chosen to sell at the regulated tariff), on will pay the feed-in tariff to those producers that have chosen the market option (if applicable taking the cap and floor system into account).

Ordinary System

Within the Company's power generation assets there are mini-hydro plants governed by the ordinary system with an output of 211 MW which sell the electricity they produce in the market following the guidelines set out in section 5.1.4.2 above.

A.7.2) *United States of America*

In the United States, the Company sells most of the energy produced in its wind farms to suppliers via long-term power purchase agreements (PPAs), which have allowed it to minimise its exposure to the risks associated with changes in market conditions in the sector. The Company's principal customers in the USA are large electrical utilities, owned by large investors.

A.7.3) *United Kingdom*

In the United Kingdom, and before the Restructuring Transaction, the companies within the Scottish Power group currently integrated into IBERDROLA RENOVABLES could opt to receive ROCs (see section 5.1.4.2 of this Registration Document) or to sell ROCs to ScottishPower Energy Retail Ltd., subsidiary of Iberdrola, S.A. Henceforth, the Company will sell its energy through long-term power purchase agreements (PPAs), to ScottishPower Energy Retail Ltd as well as third parties, in both cases with discounts to the prevailing market rates.

A.8) Model for use of assets

IBERDROLA RENOVABLES in the use of assets uses the same model and general management philosophy as Iberdrola, S.A. has been applying in the operation of generation plants using other technologies, taking into account the

peculiarities of the technologies used for renewables. The ultimate aim of the Company's model for use of assets is to maximise revenue, efficiency and profitability.

The key factors of this operations model are: (i) the security of staff and facilities; (ii) respect for the environment; and (iii) economic efficiency of assets, maximising the availability of resources (electricity production and asset life), optimising the integration of renewable energy into the network and successfully managing fixed and variable costs.

Upon commissioning of a wind farm, mini-hydro plant or any other facility, the commercial operating phase begins, that is the phase during which investment is recovered and returns obtained through sale of the energy produced by the facility.

Therefore, during this period, which extends for the entire useful life of the facility, the business objective is to manage the asset as efficiently as possible, for the greatest period of time possible.

This model has contributed to maintaining a percentage of EBITDA over revenues which has remained stable at around 80% from 2004 to 2006.

The application of this model of use is based on the following key factors:

- Maximising the availability of resources, since the sources the Company uses to produce electricity (wind, water and the sun) cannot be stored or managed. In this regard, having appropriate equipment for the Company's farms (including aerogenerators) is a key factor affecting production.

- Maintaining and improving yield throughout the useful life, using maintenance optimisation. For that purpose, the Company has chosen to be aware of and appropriately manage the technology that is used, and the operating processes and maintenance specific to those technologies. This knowledge allows it to establish best practices in preventive maintenance, independent of the identity of the one performing the maintenance, to improve the reliability of the machines to minimise repairs or corrections, to control the evolution of production in order to detect decreases in yield, to manage useful life and to propose design improvements for future farms. Similarly, the Company decides which tasks to subcontract and which to undertake itself.

- To achieve the best integration of wind energy into the electricity system. The Company attempts to improve the integration of the flow of electricity generated by its facilities into the electricity system, in order to minimise the impact of the variability of electricity production from wind.

The organisation of renewable energy operations, which accounted for approximately 42% (634) of the Company's workforce at 30 September 2007, has been structured on three levels: the operating and maintenance team, the Iberdrola Renewables Operations Centre (REOC) and the technical services team. The graphical illustration below shows the structure of this organisation.

La organización de Explotación

Explotación

Servicios Técnicos
- Supervisión de tercer nivel
- Análisis de resultados
- Retorno de la experiencia operativa
- Control agregado de producción y facturación
- Información agregada de explotación
- Gestión de sistemas de explotación (Predicción, Gest. Mantenimiento)

Centro de Operación
- Supervisión de segundo nivel
- Monitorización remota de todos los activos
- Operación remota centralizada
- Comunicación con OS y despachos
- Gestión de retenes
- Servicio 24x7
- Gestión del sistema CORE

Operación y Mantenimiento
- Supervisión de primer nivel
- Control físico del activo
- Mantenimiento del activo
- Planificación detallada del mantenimiento
- Operación local
- Supervisión de la subcontratación
- Experiencia operativa


SISTEMA DOMINA
SAP
RED CORPORATIVA
ROUTER
ROUTER
Centro de Operación de Renovables
Pantalla de retroproyección
SCADA #1
HDB #2
SCADA #2
HDB #1
RED DEL CORE
ROUTER
ROUTER
Sistema de Acceso a la Red Corporativa
ROUTER
Sistema de Control Local
PARQUE A

The operating and maintenance team is responsible for top-level supervision, exercising physical control and maintenance of the assets. There is detailed maintenance planning to minimise downtime, and therefore production. The assets are operated locally, and experience acquired during operations is collected. From analysis and systematisation of the experience obtained in an ongoing process, conclusions are obtained in order to improve and redesign, if applicable, the operations and maintenance processes, and specify the technical requirements for purchase of equipment and systems for future projects.

REOC is a pioneering centre in Spain that allows controlling and supervising IBERDROLA RENOVABLES assets not only in Spain, but also in the rest of the world, using remote 24 hour supervision, monitoring all assets in a centralised operation.

Finally, third level supervision is performed by the technical services team. It analyses results (evaluating energy not produced and other management indicators, proposing corrective measures), processes input from operating experience (identifying projects or modifications allowing improvement in efficiency, analysing significant incidents), performs overall control of production and invoicing (maximising the unit price and controlling proper functioning of the measurement equipment) and manages the operating systems (prediction, maintenance management, environmental management).

Support systems for the model for using assets

The following describes internally developed systems of support for the running model

- *Renewable Energy Operations Centre (REOC)*

  The REOC (Iberdrola's Renewable Energy Operations Centre) located in the town of Toledo, is a pioneering initiative in the sector, as much for the vanguard technology with which it is equipped, as for its operation and extent.

  The REOC, set up in July 2003, is a real time remote controlled, management and maintenance centre for all renewable power generation installations created with the objective of optimising the technical management of installations and their financial output, improving the quality of the energy from renewables supplied to the grid.

  The REOC is a 24 hour, 365 days of the year operation, to all wind farm installations and mini-hydroelectric plants of the Iberdrola Group as well as for other market instigators; these being certain companies collaborating with, but not managed by Molinos de La Rioja, S.A., Molinos del Cidacos, S.A. Desarrollo de Energías Renovables de La Rioja, S.A. and Eólicas de Euskadi, S.A., via the appropriate service contracts. In addition, the REOC lends its services to certain externally based power companies and infrastructure where IBERDROLA RENEWABLES acts as coordinator or takes responsibility for a junction in the grid where the plants of different instigators of the Spanish National Grid are evacuated, and it is paid for this service.

  The purpose of this control centre is aimed at efficiency and anticipation to optimize the running of wind farms and other production centres of renewable energy sources. Each renewable energy plant is equipped with a system of control and local information that brings together the main variables for the running of machines, the corresponding power substations and facilitating maintenance tasks, remotely connecting to the renewable energy operations centre. The system receives all the information and presents it to the operators in an organised and simplified way in order that faults and electrical cuts can be detected quickly and an analysis can be carried out at long distance. From the diagnostics, the appropriate decisions will be taken for its solution. In this way, time lost in electrical cuts and faults will be reduced and the availability of the installations will be increased. Also predictions on production in order to plan the energy system and to communicate with any of the generation, distribution and/or transport offices, as well as with the System Operator in order to adecuately coordinate activities.

  On the one hand the REOC is the organisation responsible for negotiation with the Systems Operator Control Centre (SOCC). The SOCC is responsible for sending instructions on the operation of the production and transport system with the purpose of guaranteeing the security and quality of the electricity supply.

  The REOC not only controls the wind farms of IBERDROLA RENEWABLES installed in Spain, but also those found in the rest of Europe, as well as in the United States and Brazil, and these are incorporated into centralised management

as and when they are set up, in many cases having to carry out adaptations of equipment in order to be able to send and receive communications, via a development process with manufacturers and suppliers.

On the other hand, in Spain wind energy is one of the furthest developed of the renewable energies and its management in the face of integration into the grid creates different problems, related fundamentally to variability and the capacity to predict the energy that will be produced in the hours and days to come. The REOC is a powerful tool for the minimising of these problems and to facilitate its integration into the National Grid. In fact, since October 2005, all wind power producers must have a control centre in place in order to attend, in real time, to orders that production control may send out, as established under regulatory requirements. This regulation is supported by the RD 661/2007, which establishes that non-fulfilment of this requisite is punishable by the loss of receipt of energy or of regulated tariff, depending on the case.

The wind farms in the United States operate from a centre located in Portland (Oregon). The command centre in the United States operates in a similar way as the REOC system, but with a distinct software platform.

- *DOMINA: Integrated management system for renewable energy generation installations*

DOMINA is an integrated management system, based on SAP, whose main objective is to proportion a complete solution to the management function of wind farms and mini-hydroelectric plants. It pursues the maximisation of efficiency of installations through the maximisation of reliability and the optimisation of preventative maintenance, as well as having a unique management program for all renewable energy installations.

The summary of operational data and its analysis through the DOMINA project facilitates the selection of the most reliable designs, the identification of weak points in the running of different equipment, the identification of the most probable causes of failure, the execution of the most appropriate tasks for preventative maintenance and the adoption of the appropriate maintenance logistics.

Currently the DOMINA project applies to all wind farms and mini-hydroloelectric power plants of IBERDROLA RENEWABLES. The system is accessible from the installations and disposes of an interface with the REOC that allows it to obtain operational information.

– *METEOFLOW: Predictative system for energy production in wind farms*

The Company developed this system in response to the necessity to dispose of a production prediction in order to be able to participate in the *spot* energy market. This system is currently the one used to carry out the prediction of energy production in wind farms, as much for the market as for the regulated tariff, since this has been a requisite since January 1, 2006.

The basis of METEOFLOW is a system of short-term predictive modelisation of wind in the wind farms, a calculative model that relates the estimated wind with production and a model that implements a specific adjustment for each wind farm.

The Company attempts to integrate, in the most efficient manner possible, all of the assets acquired in the previously described support systems, taking into account the personal particularities of each specific case.

B) NON-RENEWABLE BUSINESS

B.1) General Questions

In the United States the company also develops business based on non-renewable sources of energy, like natural gas and thermal energy generation, that, according to pro-forma information, supposes a 15.5% and a 17.2% gross margin from the company for the nine month period closing 30 September, 2007 and 2006 respectively, and an 11.4% and 14.2% of the EBITDA for the same period. Prior to the Operation for Restructuring, the company did not develop these activities.

The following table shows the contribution of the company's gas and thermal energy business in total gross margins and the EBITDA of IBERDROLA RENEWABLES, according to financial information during 2006 and the nine-month period ending on 30th September 2007.

	Pro-forma for the 9 month period closing 30/09/2007				Pro-forma for the year closing 31/12/2006			
	Gross margin	% Gross margin	EBITDA	% EBITDA	Gross margin	% Gross margin	EBITDA	% EBITDA
	In millions of euros except for percentages							
Gas	28.8	3.6%	13.7	2.4%	51.4	4.6%	33.2	4.0%
Buying and selling of Energy	43.6	5.5%	10.3	1.8%	78.8	7.0%	36.4	4.3%
Thermal energy generation	52.0	6.5%	40.8	7.2%	62.6	5.6%	50.0	5.9%
Total	124.4	15.6%	64.8	11.5%	192.8	17.2%	119.6	14.2%

B.2) Gas business

Through the Enstor Operating Company, LLC and its company subsidiaries ("**Enstor**"), including ScottishPower Holding Inc and PPM, the company develops activities in natural gas consisting in the running and development of personal assets of storage, buying, selling, mediation of storage capacity, transport and the buying, selling and mediation (physical and financial) of natural gas in the United States of America.

B.2.1) *Gas Storage*

The activity of storing gas represented 3.6% of the gross margin and 2.4% of the EBITDA of the company for the nine-month period closing on 30th September,

2007 as well as 4.6% of the gross margin and 3.9% of the EBITDA of the company for 2006, according to the pro-forma information.

On 30th September, 2007 the company held 0.76 millon cubic metres (“**bcm**”) of gas storage capacity in the United States. Enstor maintains a share in two operational installations of gas storage: (i) Enstor Katy Storage and Transportation, L.P. (or “**Katy**”), installation located in Katy, Texas and (2) Enstor Grama Ridge Storage and Transportation, LLC (or “**Grama**”), installation located in the east of New Mexico. Together Grama and Katy represent 0.76 bcm of operative gas storage.

Enstor is, as such, owner of two storage installations under development: (i) Enstor Waha Storage and Transportation, L.P. (or “**Waha**”), installation located in the West of Texas and (ii) Enstor Houston Hub and Storage Transportation, L.P. (or “**Houston Hub**”), located near Houston, Texas. Enstor also holds a series of projects in the early stages of development and is contemplating the potential acquisition of projects under development and of functioning installations.

Houston Hub is an installation under development in Texas with an initial expected capacity of 0.45 bcm, designed for a high capacity of supply and as a multi-cycle salt deposit that will service the growing demand for gas storage in the Gulf Coast of Texas. Enstor plans for Houston Hubs obtention of an authorisation for the supply to market tariffs. It is planned that the construction of the first phase of Houston Hub (0.23 bcm) will enter into production in 2009. After its completion it is planned that, assuming the current pressure ranges for the operation of gas pipelines, Houston Hub will be able to produce between 0.01 and 0.02 bcm daily.

Waha is an installation of 0.27 bcm under localised strategic development close to the largest centre for gas buying and selling in the west of Texas, with direct access to diverse gas pipelines. Waha will allow flexibility to clients in the management of daily, monthly and seasonal peaks and the need for balance with gas pipelines and operative volume demands.

The company estimates that Waha will be developed in two phases. It is planned that the first phase will conclude in 2009, with an approximated storage capacity of 0.13 bcm, and that the second phase end in 2010 with a similar storage capacity. After its completion it is planned that, assuming the status of current pressures for gas pipeline operations, Waha will be able to supply 0.02 bcm daily. Waha is subject to several legal cases in relation to some of its development activities.

Enstor is also holder of 100% of the capital of another eight limited companies that were created for the development or acquisition of gas storage installations.

The Enstor gas storage installations are connected to inter and intra-state gas pipeline networks tending to clients under short and long-term contracts. Katy and Grama are connected to both types of networks by virtue of authorisation from the FERC conformant to the American Natural Gas Policy Law. Under the present Registry Document, paragraph 5.1.4 explains these authorisations. In the case of Waha the exclusive connection to intra-state networks is anticipated (subject to

the supervision of the Texas Railroad Commission), while the Houston Hub alone will be within the interstate (subject to the supervision of the FERC, in agreement with the American Natural Gas Laws).

The income from gas storage activities consists in tariffs received by the company for the storage of gas belonging to a third party. Amongst Enstor's clients are included a diverse combination of natural gas products, financial entities, energy marketers, public supply companies, electricity generators and natural gas pipeline companies, that use the natural gas services lent for seasonal, cyclical or short term storage. During the financial year closing on 31 March, 2007, J. Aron & Company and Chevron Texaco Natural Gas, a division of Chevron U.S.A. Inc. accumulated 27% and 18%, respectively of income from Enstor over the aforesaid period. PPM assumed 14% of Enstor's income. No other client assumed a percentage higher than 10% of Enstor's income. If the operative installations are indeed situated in Texas and New Mexico, the Enstor installations lend services to clients transporting natural gas internally and externally to areas of the United States such as the North East, Middle East, Texas and the Gulf Coast.

A large part of the profitability of the storage activities owned by Enstor gas depends on the seasonal differences between the warmer and colder months, of different geographical areas and in the level of volatility of gas prices. In general, the more the volatility and the more there are differences between gas prices, the more demand there will be for gas storage services and the margins of this activity increase. The main reason is that clients normally tend to, in cases of increased price volatility, increase gas storage services in order to neutralise the supply of gas and protect themselves from the said volatility. For this reason, with lesser volatility and less differentials, less are the demands for storage services and less are the margins.

Likewise, Enstor offers storage services and lends gas also designed so that clients can manage their gas supplies.

The Enstor clients maintain ownership of the gas that Enstor stores in its installations on behalf of its clients. However, Enstor normally maintains a guarantee on the gas that it stores as a guarantee for payment of services lent. In this way, Enstor can employ the gas that it stores as a guarantee of the risk. In this way each client to which Enstor lends gas must proportion a guarantee to Enstor, whose form depends on the profile of the client risk. The Enstor risk department is independent from marketing and sales. The company considers that the previous outline minimises the credit risk for Enstor.

B.2.2) Buying* and *selling of gas energy

This activity consists in the buying, selling and mediation of the capacity for storage and transport and the buying, selling and mediation (physical and financial) of natural gas and energy in North America.

The activity of buying and selling of energy represents 5.4% of the gross margin and 1.8% of the EBITDA of the company for the nine month period from 30th September, 2007, as well as a 7% gross margin and 4.3% of the EBITDA of the company for 2006, according to pro-forma information.

The buying and selling activity of IBERDROLA RENEWABLES energy is developed integrally through its PPM subsidiary.

PPM uses a series of quantitative tools in order to make a follow up of its exposure to market risk resulting from business activities in the buying and selling of energy. The principal for these tools is known as "risk value" or "VaR". The VaR is an indicator of the loss of potential value that can be caused by changes with the price of consumer goods, measured over 24 consecutive months at a confidence level of 99%.

The main part of the operations in the buying and selling of PPM gas refers to contracts that give the right to store natural gas in storage installations owned by third parties or of a subsidiary of Enstor and contracts for the buying and selling of energy and the gas pipeline capacity for the transport of natural gas. Currently, PPM hires out approximately 1.21 bcm of its contractual rights on gas storage in the United States. In the same way as with the activity of gas storage under ownership, the profitability of the buying and selling of gas depends on seasonal differentials between the warmer and colder months, the differentials between different geographical areas and the level of volatility in gas prices; the more the volatility, the more there are differences between gas prices and the more will be the increase in margins of this activity, while with less volatility and less differentials, less are the margins.

On the other hand, the activity of PPM brokerage in the capacity to transport assumes the contracting of rights to transport natural gas in the gas pipelines of third parties. In the United States, high natural gas production zones (Texas, Louisiana, New Mexico and New York) are geographically distant from the areas of high demand (California. Illinois, Michigan and New York). Thus, underground storage installations, as well as the excess of gas pipeline capacity are employed in order to maintain supply in order to cover peaks in demand in the different areas. The transport of natural gas in gas pipelines is subject to supervision by the FERC requiring the signature of tariff model gas pipeline contracts.

Lastly, PPM carries out energy buying and selling operations (natural gas and electricity) with diverse members of the market such as suppliers, producers and distribtors. These types of operation are carried out normally in small quantities over a short term, at fixed or variable rates and are normally documented through model contracts for the buying and selling of energy, as in the National Association Energy Standards Board Agreement. This buying and selling can thus be structured as options for buying or selling. The activity of buying and selling energy exposes PPM to the risk of energy price volatility. PPM manages this exposure to risk through the signature of contracts covering energy prices implemented through ISDA model contracts.

B.3) <u>Thermal generation</u>

The Company is active in the thermal generation business in the United States through the companies that were added to the IBERDROLA RENOVABLES Group by virtue of the Restructuring Transaction, and essentially through Klamath Energy LLC, a subsidiary of PPM. A traditional thermal plant is a facility that produces electricity by burning coal, fuel or gas. The fuel is placed in the plant furnace, where combustion takes place. The heat generated in the combustion process produces steam via a heat interchanger, and this steam drives the turbo-generator that produces electricity.

As of 30 September 2007, the United States companies that were added to the IBERDROLA RENOVABLES Group by virtue of the Restructuring Transaction have an installed thermal capacity of 537 MW, including 237 MW from a PPA.

As it does with wind energy, the Company sells the energy produced by its power stations through long-term Power Purchase Agreements (PPAs) that it holds with its clients.

The thermal generation business accounted for 6.5% of the Company's gross margin and 7.2% of its EBITDA for the nine-month period ended 30 September 2007, and 5.6% of its gross margin and 5.9% of EBITDA for the year ended 31 December 2006 (according to pro-forma financial information).

The subsidiaries engaged in this business segment are:

(i) Klamath Energy LLC, owner of a 100 MW simple cycle power plant in Oregon; and

(ii) West Valley Leasing Company LLC, which owns a 200 MW thermal plant in Utah. However, this plant has been leased to PacifiCorp, which, under the terms of the lease agreement, is responsible for operating the facility, in exchange for which West Valley receives a lease fee. Since this facility in Utah is not in a strategic location, the Company is planning to sell it.

In September 2007 the Company, through PPM, reached agreement with the city of Klamath Falls, in the state of Oregon, for the purchase of the Klamath cogeneration plant, with 506 MW of capacity, which markets the electricity it produces through long term power purchase agreements. PPM Energy had already handled by contract the commercial operation of the plant since it became operational in 2001. Also, by virtue of the 2001 contract PPM already purchased 237 MW of the capacity for supply to large customers in the Pacific Northwest and the State of California. The agreement to buy the Klamath power plant will mean the taking on of 237 MW of PPAs. The transaction is subject to the required permits.

6.1.2 Indication of all significant new products and/or services that have been introduced, and the extent that the development of new products or services has been publicly disclosed; give the development stage.

Not applicable.

6.2 Principal Markets

➤ <u>BACKGROUND</u>

Renewable energy technologies include, amongst others, wind energy, solar energy (thermoelectric and photovoltaic), mini-hydro energy, biomass, wave energy and tidal energy. In agreement with the report "World Energy Outlook 2007", produced by the International Energy Agency, the role of renewable energy in the global electricity generating business has grown notably in recent years, progressing from representing 1.4% of global electricity production in 1990 to 2.2% in 2005, growing at an annual average rate of 6% between 1990 and 2005, as opposed to the average annual growth

rate of the electricity generating business, which grew by an average rate of 2.9% a year during the same period.

The principal factors that have contributed to the growing demand for renewable energy are, amongst others:

– the growing concern of society for the environment and its appreciation of the benefits of using clean and sustainable energy, as shown by governmental support for renewable energy, evidenced by initiatives such as the Kyoto Protocol and, at European Union level, Directive 2001/77/EC of the European Parliament and of the Council of 27 September 2001, on the Promotion of Electricity Produced from Renewable Energy Sources in the Internal Electricity Market (the "**Renewables Directive**");

– the need to decrease the energy dependence on third party countries and the geopolitical risks associated with such dependence in those countries that have a limited fossil fuel resource base;

– the need to decrease geopolitical tensions in those countries that have a high concentration of fossil fuel resources; and,

– the increasing cost and volatility of fossil fuel prices, driven by the recent increase in energy demand in countries with high growth rates, such as India and China.

➢ WIND ENERGY

• WIND ENERGY AT THE GLOBAL LEVEL

Wind energy is the renewable source that has experienced the greatest and most rapid development on a global level over recent years, due to its cost efficiency, the availability of resources and the maturity of wind technology compared to the status of technologies for other renewable energies. According to EER, installed wind capacity on a global level grew by 24.8% per annum from 2001 to 2006, so that cumulative installed capacity had increased to 74,037 installed wind MW globally at the close of the 2006 fiscal year. The 15,215 MW of installed additional total wind power in 2006 (which resulted in growth of 25.8%) constituted a record for the sector, which has been achieved despite the current lack of turbines. Some of the principal providers have increased their production capacity, which, in the judgment of EER, will allow greater growth in the future.

In accordance with its base case, EER expects wind power at the global level to increase 22.7% during the 2007 fiscal year up to reaching 90,808 MW. In this respect, it is expected that global wind power will grow at an annual average rate of 14.3% between 2007 y 2015, reaching 264,053 MW in 2015. Moreover, it is expected that global installed wind power will increase annually from approximately 17,000 MW during the 2007 fiscal year up to approximately 24,000 MW during the 2015 fiscal year.

The following table shows the forecasts of growth carried out by EER in relation to global and regional wind power for the period between 2007 and 2015:

	Cumulative Installed Capacity										CAGR[2]
	Present	Forecast[1]									Forecast
	2006	2007	2008	2009	2010	2011	2012	2013	2014	2015	2007-2015
						(MW)					(%)
Europe	48,452	56,313	64,594	74,025	83,466	92,922	102,273	111,724	121,300	130,816	11.1
North America	13,106	17,552	22,998	28,407	33,627	38,966	44,667	50,447	56,552	62,957	17.3
Asia-Pacific	11,553	15,774	19,989	24,649	30,049	35,799	42,099	48,759	55,769	62,929	18.9
Rest of the World	925	1,168	1,661	2,111	2,791	3,516	4,331	5,191	6,211	7,351	25.9
Total	74,037	90,808	109,242	129,192	149,933	171,203	193,370	216,121	239,832	264,053	14.3

Source: EER Market Forecasts, Global Wind Energy Markets 2007- 2015, Emerging Energy Research, March 2, 2007 (except CAGR).

(1) Including offshore wind power.

(2) The CAGR, Compound Annual Growth Rate calculates the average rate of growth of an investment during a specific time period.

In 2006, 65.4% of global wind power capacity was installed in Europe. Nevertheless, according to EER, the global electricity generating business will continue to diversify geographically from Europe towards North America and the Asia-Pacific region in the coming years, regions that are expected to have the highest growth in the long term, followed by Europe.

Regional markets

Europe

Europe is the primary geographical market in terms of installed capacity and it is expected that the region will experience greater growth in absolute terms, although it is anticipated that North America and Asia-Pacific will experience greater growth in relative terms. In 2006, Europe reached its highest level of growth, representing 49.4% of additional wind power installed globally in 2006 and reached a total installed capacity of 48,452 MW. Europe exceeded its own growth expectations, fundamentally due to the high levels of growth in Germany and Spain, which increased their installed capacity by 2,207 MW and 1,587 MW respectively during the said period, and the surge in other geographical areas that experienced significant growth during the same period, such as France and Portugal.

EER forecasts that total cumulative capacity in Europe will increase 16.2% during 2007, reaching 56,313 MW during this period.

Likewise, EER forecasts that installed capacity in Europe will grow at an annual average rate of 11.1% between 2007 and 2015, reaching 130,816 MW in 2015. According to EER, due to the rapid growth that will be experienced in other geographical markets, it is expected that Europe will represent 49.5% of global installed capacity in 2015, compared to 62% that is anticipated for 2007.

The following table shows the growth expectations for wind power in Europe from 2007 to 2015, according to EER:

	Cumulative Installed Capacity										CAGR
	Current	Forecast [1]									Forecast
	2006	2007	2008	2009	2010	2011	2012	2013	2014	2015	2007-2015
	(MW)										(%)
Austria	965	984	1,004	1,024	1,044	1,064	1,084	1,104	1,124	1,144	1.9
Balkans	20	25	103	183	263	343	413	483	553	623	49.5
Baltic	117	174	209	284	354	404	454	499	534	569	16.0
Belgium	193	283	353	493	543	773	823	873	1,023	1,173	19.5
Bulgaria	30	60	95	140	190	235	275	345	415	485	29.9
Czech Republic	50	80	120	180	240	300	365	430	495	560	27.5
Denmark	3,133	3,148	3,163	3,378	3,613	3,623	3,633	3,643	3,653	3,663	1.9
Finland	90	125	170	215	260	305	350	395	440	485	18.5
France	1,480	2,380	3,355	4,510	5,635	6,810	8,010	9,235	10,485	11,760	22.1
Germany	20,622	22,422	24,082	25,682	27,157	28,482	29,707	30,797	31,847	32,847	4.9
Greece	745	945	1,165	1,405	1,665	1,945	2,245	2,555	2,865	3,175	16.4
Hungary	62	102	157	212	267	322	382	442	502	562	23.8
Ireland	745	955	1,105	1,205	1,305	1,405	1,505	1,605	1,805	2,005	9.7
Italy	2,123	2,623	3,173	3,778	4,458	5,228	6,038	6,868	7,718	8,588	16.0
Netherlands	1,559	1,709	1,809	1,999	2,049	2,079	2,094	2,204	2,214	2,224	3.3
Norway	315	365	415	495	615	765	965	1,365	1,765	2,165	24.9
Poland	153	303	503	703	953	1,253	1,553	1,853	2,253	2,653	31.2
Portugal	1,716	2,441	3,191	3,966	4,716	5,416	6,066	6,616	7,116	7,591	15.2
Rumania	3	14	26	61	101	161	221	281	341	401	52.1
Russia	7	12	22	42	62	82	102	132	182	252	46.3
Spain	11,614	13,414	15,464	17,764	20,119	22,419	24,669	26,869	29,019	31,069	11.1

Sweden	573	793	953	1,258	1,558	1,858	2,208	2,558	2,908	3,308	19.5
Turkey	51	166	296	426	566	706	856	1,006	1,166	1,326	29.7
United Kingdom	1,967	2,662	3,517	4,467	5,567	6,767	8,067	9,367	10,667	11,967	20.7
Ukraine	75	80	85	90	95	100	105	110	115	120	5,2
Others	44	48	59	65	71	77	83	89	95	101	9.7
Total (Europe)	48,452	56,313	64,594	74,025	83,466	92,922	102,273	111,724	121,300	130,816	11.1

Source: European Wind Power Markets and Strategies, 2007-2015, Emerging Energy Research, June 2007(except GAGR).

(1) Including offshore wind power

North America

North America increased its installed wind power capacity by 3,238 MW during 2006, led by the USA, which added the record figure of 2,454 MW, that is, 16.1% of installed additional wind power at a global level in 2006, according to information provided by EER.

EER forecasts that the wind power capacity installed in North America will grow at a rate of 33.9% during 2007, reaching 17,552 MW in the said fiscal year. Likewise, EER forecasts that installed capacity in North America will grow at an annual average rate of 17.3% between 2007 and 2015, reaching 62,957 MW in 2015. According to EER, it is expected that North America will represent 23.8% of global installed capacity in 2015, in comparison with previous estimates, as opposed to 19.3% that is anticipated for 2007.

The following table contains the EER forecasts for wind power growth in North America from 2007 to 2015:

		Cumulative Installed Capacity									CAGR
	Current	Forecast [1]									Forecast
	2006	2007	2008	2009	2010	2011	2012	2013	2014	2015	2007-2015
	(MW)										(%)
USA	11,612	5,211	19,260	22,885	26,535	30,594	34,918	39,268	43,943	48,918	15.7
Rest Of North America	1,494	2,341	3,738	5,522	7,092	8,372	9,749	11,179	12,609	14,039	25.1
Total North	13,106	17,552	22,998	·28,407	33,627	38,966	44,667	50,447	56,552	62,957	17.3

America												

Source: US Wind Power Markets and Strategies, 2007-2015, Emerging Energy Research, June, 2007; EER Market Forecasts, Global Wind Energy Markets 2007-2015, Emerging Energy Research, March 2, 2007(except GAGR).

(1) Including offshore wind power

Asian Pacific

EER foresees that the wind power installed in the Asian Pacific area will grow at a 36.5% rate during 2007, reaching 15,774 MW in such exercise. THE EER also foresees that the power installed in the Asian Pacific area will grow at an average annual rate of 18.9% between 2007 and 2015, reaching 62,929 MW in 2015. According to EER, due to the continuous growth of the demand in China and the maintenance of the demand in India, it is expected that Asian Pacific represents a 23.8% of the world installed power in 2015, in comparison with previous estimations, opposite the 17.4% planned it represents in 2007. The following table contains the EER forecasts about the growth of the wind power in the Asian Pacific area from 2007 to 2015:

		Accumulated Installed Power									**CAGR**
	Current	**Planned(1)**									**Foreseen**
	2006	**2007**	**2008**	**2009**	**2010**	**2011**	**2012**	**2013**	**2014**	**2015**	**2007-2015**
	(MW)										**(%)**
Total Asian Pacific	11,553	**15,774**	**19,989**	**24,649**	**30,049**	**35,799**	**42,099**	**48,759**	**55,769**	**62,929**	**18,9**

Source: *THE EER Market Forecasts, Global Wind Energy Markets 2007-2015, Emerging Energy Research, March 2, 2007 (based upon the base case scenario)* (excepto CAGR).

(1) Including off-shore wind power

Comparison between the on-shore and the off-shore wind powers

The development of off-shore wind power projects has evolved more slowly than the development of the on-shore wind power projects due to the greater investment necessary and to the greater costs of performance and maintenance related to the off-shore wind power. However, the off-shore wind technology is still fully developing and, according to EER, the off-shore wind power should increase its growth in Europe from 2009 on, year when it's planned the construction and completion of some off-shore wind power projects on a large scale in Germany, Great Britain and Sweden.

Nowadays, in spite of its potential, there does not exist off-shore installed power in the United States of America. Its development will partially depend on the expansion of certain big projects that are currently being analysed.

The following table contains the EER forecasts about the off-shore wind power growth from 2007 to 2015:

	Total power installed										CAGR
	Real	Planned									
	2006	2007	2008	2009	2010	2011	2012	2013	2014	2015	2007-2015
	(MW)										
Europe	904	1,139	1,409	2,514	3,564	4,644	5,744	7,144	8,744	10,444	31.9%
North America	-	-	-	-	140	374	908	1,308	1,908	2,508	N/A
Asian Pacific	-	-	25	25	25	25	125	275	575	1.025	N/A
Rest of the World	-	-	-	-	-	-	-	-	-	-	N/A
Total	904	1,139	1,434	2,539	3,729	5,043	6,777	8,727	11,227	13,977	36.8%

Source: : *US Wind Power Markets and Strategies, 2007-2015, Emerging Energy Research, June, 2007; European Wind Power Markets and Strategies, 2007-2015, Emerging Energy Research, June 2007* (except CAGR).

According to EER, in 2015 the off-shore wind power should represent the 5.3% of the total installed wind power in the world, opposite the 1.3% that is planned it will represent at the end of 2007. However, in 2015, it's expected that the off-shore wind power will be distributed between Europe and North America, that will concentrate a 74.7% and a 17.9% of the total world offshore installed wind power, respectively.

Main competitors and positioning of Iberdrola Renovables in the world wind power

According to EER, before the Restructuring Operation, IBERDROLA RENOVABLES was the second major operator of world wind parks in terms of installed power, becoming the first world operator after the Restructuring Operation. In spite of the market's recent consolidation, the world wind business is scattered, with approximately 30.7% of the world total installed power controlled by the twenty major world operators, according to EER.. However, many of the big wind operators own practically the wholeness of their parks in one sole region, like Europe and North America. In this sense, the greater part of the North American competitors keep gathering in the United States, although several european competitors are entering the North American market.

The following graphic shows the installed wind capacity at the end of 2003 and the added power in 2006 of the major producers of renewable world energy before the Restructuring Operation:


4,500
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
Megawatts
Wind Plant Ownership
2006 Added
FPL Energy
Iberdrola
Acciona
Babcock Brown
Scottish Power
Endesa
EDP
Energy Renewables
Eurus
EDF
Trinergy
Long Yuan
Enel
RWE
Vattenfall
MidAmerican Energy
Shell Wind Energy
E.ON
Essent
Puget Sound Energy

Fuente: *EERs, Global Wind EnergyAdvisory March 2007*

THE WIND POWER IN THE MOST IMPORTANT COUNTRIES AS TO THE ACTIVITY OF IBERDROLA RENOVABLES

Spain

Spain closed 2006 holding the second position in the world ranking of installed wind power, with 11,615 MW in 2006, including an additional power of 1,587 MW installed in the mentioned exercise, according to the EER report of June 2007. EER mentions Spain as the most attractive country for the wind business development, mainly due to the stability of the regulatory incentives, the abundance of wind resources and the competitive environment. The wind business in Spain grew at an average annual rate of 32% between 2000 and 2006, according to the Wind Business Association. The current regulatory framework in Spain, that allows the wind park promoters to choose between selling the electricity at a fixed regulated rate or at market prices plus a bonus constitutes an essential factor for the growth of the wind business in Spain.

The Spanish government has promoted the growth of the wind power fixing the objective of 20,155 MW of accumulated installed wind power in 2010, as it is established in the Renewable Energies National Plan 2005-2010. This implies that the wind power will increase approximately a 73.5% in Spain in the next four years, with an annual average of 2,135 MW of new installed power. On the other hand, Spain's objective under the renewable energies guideline is to establish that in 2010 the 29.4% of the electricity produced in Spain must have been generated from renewable energy sources. This objective is being revised and could be modified to adapt it to the objectives of the future frame guideline as far as renewable energies are concerned, and that will establish the following common binding aim: the 20% of the total consumed energy in the Eurpean Union will come from renewable energy sources in 2020.

Recent research based on estimations provided by the Tourism, Industry and Commerce Ministry by means of the draft of the gas and electricity sectors planification sustainability Report 2007-2016, published on July 31 2007, (the "Planification Report"), of which term of public meeting expired on September 15 2007, estimate that Spain will have an installed wind power of 29,000 MW in 2016. According to EER, Spain will substitute Germany as the most rapidly growing country in Europe in 2008, in absolute terms, and will continue leading the growth of the wind sector in Europe until 2015. EER foresees that Spain increases its installed wind power between 2007 and 2015 at a faster rate than any other European country, with an average measure of 2,200 annual MW.

The following table shows the growth forecasts estimated by EER in the Spanish wind business between the years 2007 and 2015.

	Real	Planned									
	2006	2007	2008	2009	2010	2011	2012	2013	2014	2015	2007-2015
Wind power in Spain						MW					CAGR
Accumulated	11,614	13,414	15,464	17,764	20,119	22,419	24,669	26,869	29,019	31,069	11.1%

Source: *European Wind Power Markets and Strategies, 2007-2015, Emerging Energy Research, June, 2007 (except CAGR).*

Main competitors and positioning of Iberdrola Renovables in the Spanish wind business.

According to the data of the "Wind 2007" Yearbook Published by the Wind Business Association, on December 31 2006, IBERDROLA RENOVABLES was the greatest producer of wind power in Spain, with a 30.7% of the wind power generation business, in terms of installed power, followed by Acciona, with a 17.4% of the wind power generation business, and Neo Energía (Branch of Electricidade de Portugal) with an 8.43%.

United States of America

The wind industry in the United States experienced the greatest growth rates of world installed power during 2005 and 2006. The installed wind power in the United States of America increased in 2,454 MW in 2006, going from 9,158 MW of installed accumulated power in 2005 to 11,612 MW in 2006, making the United States the third major country in accumulated installed wind power, behind Germany and Spain. According to EER, more than fifteen States increased their installed power in 2006, with the greatest part of installed additional power in Texas (774 MW), Washington (428 MW) and New York (185 MW).

The PTC system, implemented by the federal government, constitutes a key factor in the wind business growth in the United States, granting tax benefits to the wind parks promoters on a basis of produced and sold energy for a period of 10 years. Also, the MACRS system allows the accelerated tax depreciation of certain wind parks assets. Additionally, in certain States, the wind parks promoters profit from

the regimes known as *Renewable Portfolio Standard*, that require the generation of certain electricity percentages from renewable energy sources (read, in this sense, section 5.4.1.2 of the present Record Document, about the regulatory framework concerning the production of electricity from renewable energy sources in the United States).

According to EER, the United States wind business has an important growth potential, due, among other factors, to the existence of vast pieces of land for the installation of wind machines, the abundance of wind and the definite political support to the renewable energies, including the potential extension of the PTC system until 2008. Additionally, on August 4 2007, the Chamber of Representatives of the United States approved a tax law Project which, in case of being passed by the Senate and sanctioned by the President, will extend the PTC regime until 2012 and will promote the energetic efficiency.

According to the report named "International Wind Energy Development, World Market Update 2006," as of March 2007, issued by BTM Meeting ApS ("**BTM**") it is expected that the accumulated installed wind power in the United States reaches 34,035 MW in 2011 and 96,000 MW in 2016, opposite the 30,594 MW and 48,918 MW expected for 2011 and 2015 respectively. EER foresees, as well, that the United States will increase its accumulated installed wind power from 11,612 MW in 2006 to 48,918 MW in 2015, which implies an annual average increase of approximately 4,150 MW during such period.

The following table shows the forecasts of accumulated power in the United States developed by EER for the period comprised between the 2007 and 2015 exercises:

	Real					**Planned**					
	2006	**2007**	**2008**	**2009**	**2010**	**2011**	**2012**	**2013**	**2014**	**2015**	**2007-2015**
Wind power in the United States						**MW**					**CAGR**
Accumulated	11,612	15,211	19,260	22,885	26,535	30,594	34,918	39,268	43,943	11,612	**15.7%**

Source: European Wind Power, Markets and Strategies, 2007-2015, Emerging Energy Research, June, 2007 (except CAGR).

On the other hand, EER expects that the United States will have the greatest world installed wind power by the end of 2011, with 30,594 MW of installed power or approximately an 18% of the world wind business. EER estimates as well that approximately a 23% of the wind power to be installed in the United States until the end of 2015 will be installed in Texas, while a 30% will be shared by the States of California, Minnesota, New York, Colorado and Washington.

The following diagram sums up the acummulated installed power and the forecasts of installed power in the several states of the United States in the period comprised between 2000 and 2015:

Exhibit 3-2: EER Base Case Wind Power Capacity Totals by State, 2000–2015 (MW)


Other States
Wisconsin
South Dakota
North Dakota
Kansas
Illinois
Washington
Oregon
New York
Pennsylvania
New Mexico
Colorado
Iowa
Minnesota
Texas
California
Cumulative MW Installed
60,000
50,000
40,000
30,000
20,000
10,000
0
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015

Source: Emerging Energy Research

Main competitors and positioning of Iberdrola Renovables in the United States wind business

The potential of the Unites States wind business and the benefits of the PTCs system that started in 1992 within the frame of the Energy Policy Act of 1992 attracted the United States energy generators and promoted the entrance of foreign agents in the United States.

As a result of the Restructuring Operation and the consequent integration of the PPM Energy business in IBERDROLA RENOVABLES, the Society is the second major promoter of wind parks in the United States of America, as well as the second major operator in the United States of America, in accordance with the THE EER report of June 2007. The installed power and the whole production of the Society in the United States of America was of 2,046 MW and 2,588 GWh, respectively, in accordance with the financial proforma information belonging to the ninth-month period that expired on September 30 2007. Based on the market information provided by the U.S. Department of Energy and the Wind Energy Association, as of December 31 2006, the generated wind energy by the Society represented approximately a 15% of the wind energy generation business in the United States of America, in terms of installed power.

According to EER, Florida Power & Light Energy ("**FLP Energy**") was the first producer of wind energy in the United States at the closing of the 2006 exercise, with approximately 4,000 MW installed in this country, due mainly to the fact that it was one of the pionthe EERs in this sector during the 1990s and to the later incoporation to its portfolio of about 1,300 MW since 2005. PPM Energy holds the second position in the United States and has recently been integrated to the IBERDROLA RENOVABLES Group. To PPM Energy follow, at the closing of

the 2006 exercise, in this order, MidAmerican, Babcock & Brown and Puget Sound Energy.

The following diagram represents the evolution of the installed power of the great electricity producers of the United States wind business between the years 2004 and 2007:



Invenergy
AEP
Edison Mission
Horizon
Shell WindEnergy
Puget Sound Energy
Babcock & Brown
MidAmerican*
PPM Energy
FPL Energy
0
1,000
2,000
3,000
4,000
5,000
6,000
MW Ownership, as of YE2004
MW Additions, 2005
MW Additions, 2006
MW Additions, 2007 (est.)

Source: *US Wind Power Markets and Strategies, 2007-2015, Emerging Energy Research, June 2007*

Additionally, we should point out that although some of the potential competitors didn't have at their disposal a significant installed power in 2006, many of them do have important Project portfolios and agressive growth plans.

Great Britain

In accordance with the information Published by THE EER, the installed power in Great Britain increased by 36.7% in 2006, from 1,439 MW of accumulated installed power in 2005 to 1,967 MW in 2006. The greatest part of the new power was installed on-shore, being installed in an off-shore wind park of 90 MW.

The regulatory framework of renewable energies, that grants what is known as Renewable Obligation Certificates ("**ROCs**") to the electricity producers from renewable energy sources, constitutes a main factor for the growth of the wind energy generation business in Great Britain (read, in this sense, section 5.4.1.2 of the present Registry Document, about the regulatory framework concerning the production of energy from renewable energy sources in Great Britain).

The objective of Great Britain under the renewable energies Guideline consists of 10% of the produced elecricity in Great Britain being able to come from renewable energy sources in 2010 and a 15% in 2015, in accordance with the

information provided by the Department for Business Enterprises and Regulatory Reform, previously known as the Deparment of Trade and Industry. According to the British Wind Energy Association, as of September 2007, the renewable energy sources generated approximately a 4.5% of the electricity produced in Great Britain. Approximately a 1.5% of the electricity supply in Great Britain was generated by installations of wind energy. The 10% objective is being revised in this moment and could be modified to adapt it to the future frame Guideline objectives in terms of renewable energies, that will establish a common binding objective stating that the 20% of the whole consumed energy in the European Union will come from renewable energy sources in 2020.

EER estimations point out that the wind business in Great Britain has an enormous potential growth, due, among other factors, to the abundance of wind resources and its important potential for the promotion of off-shore wind parks due to the low depth of the sea bottom, very favourable to the installation of off-shore wind parks. It is estimated that Great Britain has the greatest wind potential of Western Europe, with approximately 114 terawatts/hour, that is, 114 million kilowatts/hour.

EER expects that the accumulated installed wind power increases from 1.967 MW in 2006 to 11,967 MW in 2015, what implies an average annual increase of 1,111 MW during this period.

The following table shows the forecasts of accumulated power in Great Britain for the period comprised between 2007 and 2015:

	Real	Planned									
	2006	**2007**	**2008**	**2009**	**2010**	**2011**	**2012**	**2013**	**2014**	**2015**	**2007-2015**
Wind power in Great Britain						**MW**					**CAGR**
Accumulated	1,967	2,662	3,517	4,467	5,567	6,767	8,067	9,367	10,667	11,967	**20.7%**

Fuente: European Wind Power Markets and Strategies, 2007-2015, Emerging Energy Research, June, 2007 (except CAGR).

EER expects that Great Britain will have the third major wind business in Europe, by accumulated installed wind power at the end of 2015, representing approximately 9.1% of the installed power in Europe. It is expected that certain off-shore wind projects that were postponed due to local opposition are developed in the next few years, also contributing to the increase of the installed power.

Main competitors and positioning of Iberdrola Renovables in the British wind business

As a result of the Restructuring Operation, as of October 3rd 2007, IBERDROLA RENOVABLES became the major promoter of wind parks in Great Britain, as well as the major operador in Great Britain. In this sense, based on the information provided by the British Wind Energy Association, as of December

31st 2006, the wind energy generated by the Society represented approximately 17% of the wind energy business in Great Britain, in terms of installed power.

The main competitors of IBERDROLA RENOVABLES in Great Britain are RWE, E.On, Scottish & Southern Energy and Fred Olsen.

Greece

Greece increased its installed wind power in 180 MW in 2006 until reaching 745 MW as of December 31 2006, according to EER. In spite of the abundance of wind resources, the lack of appropriate infrastructures turns the Greek business into one of the less representative in Europe. However, the Greek government has recently improved the wind parks authorization administrative proceeding, which, according to EER, should make the installation of wind power in the future easier.

The objective of Greece under the renewable energies Guidelines is to generate 20.1% of the electricity produced in the country from renewable energy sources in 2010. EER expects that the Greek wind business will reach 3,175 MW of installed capacity in 2015.

The following table shows the accumulated power forecasts for the period between 2007 and 2015.

	Real	Planned									
	2006	2007	2008	2009	2010	2011	2012	2013	2014	2015	2007-2015
Wind power in Greece						MW					CAGR
Accumulated	745	945	1,165	1,405	1,665	1,945	2,245	2,555	2,865	3,175	16.4%

Source: *European Wind Power Markets and Strategies, 2007-2015, Emerging Energy Research, June, 2007*

France

France is the eighth European country having installed power, and it doubled its wind power in 2006, installing 770 MW between 2005 and 2006, reaching an installed wind power of 1,480 MW as of December 31 2006, the information published by EER. While the delay on the delivery of the wind machines contributed in a negative way to the growth of installed power in 2006, a faster speed in the obtaining of administrative authorizations made the installation of new wind power projects easier. The present rules limited in the past the growth of the French wind business and the expectations of a strong growth in France are based on the assumption that a new regulatory framework will promote the big wind projects.

France's objective under the renewable energies Guideline is to diversify the electricity production sources, with the aim of covering 21% of its electricity needs with renewable energy sources in 2010. It is expected that the wind business in France reaches approximately 11,760 MW of installed power in 2015.

The following table shows the accumulated power forecasts in France for the period comprised between 2007 and 2015:

	Real	Planned									
	2006	2007	2008	2009	2010	2011	2012	2013	2014	2015	2007-2015
Wind power in France						MW					CAGR
Accumulated	1,480	2,380	3,355	4,510	5,635	6,810	8,010	9,235	10,485	11,760	22.1%

Source: *European Wind Power Markets and Strategies, 2007-2015, Emerging Energy Research, June, 2007*

Poland

In accordance with EER, the installed wind power in Poland increased in 86 MW in 2006, which doubles its previous power, until reaching 153 MW of accumulated installed power at the closing of 2006. According to the EER, the Polish wind market es currently one of the most attractive countries in Eastern Europe, due to the fact that the stable regulatory framework promotes the renewable energies, and it is also due to the abundante of wind resources.

It is expected that Poland contributes to the future growth of the wind business in Eastern Europe. In this sense, the EER estimates that the installed power in Poland could represent up to 37% of the installed wind power in the region of Eastern Europe in 2015. Also, according to the EER, Poland could reach approximately 2,653 MW of accumulated installed power in 2015.

The following table shows the installed power forecasts in Poland for the period comprised between 2007 and 2015:

	Real	Planned									
	2006	2007	2008	2009	2010	2011	2012	2013	2014	2015	2007-2015
Wind power in Polland						MW					CAGR
Accumulated	153	303	503	703	953	1,253	1,553	1,853	2,253	2,653	31.2%

Source: *European Wind Power Markets and Strategies, 2007-2015, Emerging Energy Research, June, 2007*

- **MINI-HYDRAULIC ENERGY**

The hydraulic energy is a form of renewable energy that uses the strength of the water in motion to turn a turbine that generates electricity. The term "mini-hydraulic" is generally used to refer to the electric energy installations with a power equal or lower to 10 MW. However, in Spain, the term "mini-hydraulic" may be applied, as well, to electric energy generation installations equal or lower to 50 MW. The Spanish regulatory framework established different objectives and prices for the electricity produced by installations with powers lower than 10 MW and installations with power

between 10 MW and 50 MW. According to the Energy National Comission (Comisión Nacional de Energía), by the end of 2006 there was 1,846 MW of installed mini-hydraulic power in Spain belonging to installations with power lower to 10 MW.

The mini-hydraulic energy is very attractive, due to its technological efficiency, the installations long-life and the operation and maintenance low costs. In any case, this technology presents slower levels of growth than other mature renewable energies, to which we must add that it depends on water, a spare resource in many regions.

In Europe, in 2004, the additional installed power of the mini-hydraulic installations with powers lower to 10 MW was approximately 11,000 MW, in accordance with the data published by the European Small Hydropower Association ("**ESHA**").

The following table shows the installed mini-hydraulic power as of December 31 2004 in Europe:


Small hydro installed capacity per country in EU-25 + CC in 2004
2500
2000
1500
1000
500
0
The Netherlands
Cyprus
Malta
Estonia
Slovakia
Hungary
Denmark
Lithuania
Ireland
Latvia
Luxembourg
Belgium
Greece
UK
Bulgaria
Slovenia
Turkey
Poland
Czech Republic
Finland
Portugal
Romania
Austria
Sweden
Germany
Spain
France
Italy

Source: *State of the Art of Small Hydropower in EU - 25, European Small Hydropower Association, 2005*

Although the big hydraulic generation is about to reach its theoretical maximum in certain developed countries, there still exists a significant potential growth in the mini-hydraulic technology. ESHA expects that the installed mini-hydraulic power in Europe will reach approximately 14,000 MW in 2015. In Spain, the Renewable Energies Plan 2005-2010 embraced by the Spanish Government establishes an objective of 2,199 MW for the same year. On the same line, the Sustainability Report draft published by the Spanish Ministry of Tourism, Industry and Commerce in July 2007, whose period of public meeting expired on September 15 2007, established an estimation of 2,450 mini-hydraulic MW for 2016.

- **THERMOELECTRIC SOLAR POWER**

The thermoelectric solar power is a relatively new renewable technology. For those countries with high levels of solar irradiation it lays out many advantages only comparable to other technologies related to renewable energy sources. By means of the thermoelectric solar technology the solar irradiation is gathered and concentrated in a

receiver. The receiver has a circuit through which the liquid flows, that heats up and transfers its heat to the fluid of another secondary circuit, which becomes steam. This steam, liable to great pressure, actions the turbine and its coupled generator, generating electricity. The heat produced by the solar irradiation gathered during the day may be stocked in liquid or solid form, in melted salts, pottery or concrete. During the night, this stocked heat may be extracted from the means in which it has been stocked to continue on generating electricity. The thermoelectric solar power worldwide counted on 335 MW of accumulated installed power in 2005, according to the report named *Concentrated Solar Thermal Power – Now!* ("**CSTP**"), produced by Greenpeace and the European Solar Thermal Industry ("**ESTIA**").

In Spain, the Renewable Energies National Plan 2005-2010 establishes an objective of 500 MW in 2010, while the Sustainability Report draft, published by the Ministry of Industry, Tourism and Commerce in July 2007 and whose period of public meeting expired in September 15 2007, establishes an overall estamation for the thermoelectric solar power and the photovoltaic solar power of 2,000 MW for the year 2016. On the other hand, the CSTP, Greenpeace and ESTIA have estimated that in 2015 the accumulated installed power worldwide would be of 6,454 MW in 2015 and of 36,850 MW in 2025.

- **PHOTOVOLTAIC SOLAR POWER**

The photovoltaic solar power is based on the photoelectric effect, that is to say, on the conversion of solar power into electric power. To carry out this conversion some devices calles solar cells are used, which are integrated by semiconducting materials, generally silicon, on which a regular electric field is artificially created. These cells, when connected in a series or in a parallel way form a solar panel responsible for the voltage and current supply adjusting to the demand.

The photovoltaic solar technology worldwide counted on 6,634 MW installed in 2006, according to the European Photovoltaic Industry Association ("**EPIA**"). According to the National Energy Commission, at the end of 2006 there were 139 MW of photovoltaic solar power installed in Spain.

The renewable energies Guideline fixed an objective of 3,000 MW of accumulated installed power for 2010. On the other hand, the Renewable Energy Plan in Spain defines an objective of 400 MW for the year 2010, while the Sustainability Report draft, published by the Ministry of Industry, Tourism and Commerce in July 2007 and whose period of public meeting expired on September 15 2007, established an overall estimation for the photovoltaic solar power and the thermoelectric solar power of 2,000 MW for the same year.

In spite of the fact that the implementation of this energy is scarce, high levels of growth are expected for the next 20 years. There are planned, as well, strong investments by the main solar panels manufacturers which tend to the development of new technologies, like the solar technology based on the Thin Film. It is expected that the photovoltaic solar power is strongly promoted by the governments, by means of solar panels installation programs on the roofs of factories and private homes, which will reduce the installation costs and will make this technology the more attractive. EPIA foresees that, for the year 2010, the world installed power rises to 18.4 GW and to 170 GW in 2020.

In Spain, the 85% of Renewable Energy Plan 2005-2010 has recently been reached. Thus, in accordance with the Royal Decree 661/2007 of May 25, by which the electric power production activity is ruled in a special regime ("Royal Decree 661/2007"), the installations that are registered on the Special Regime Production Administrative Record during the next twelve months will be able to have recourse to the annual bonus pattern. Nowadays a draft is being revised of a new Royal Decree concerning the photovoltaic solar power that could widen the objective for this technology and change the belonging price for the future installations within the scope of its application. The 661/2007 Royal Decree Ninth Additional Law, foresees that during the year 2008 a new Renewable Energies Plan research is started, taking into account the achievement of the mentioned objectives, to establish a new project for the period comprised between the years 2011 and 2020.

➤ BIOMASS

Article 2 of the Renewable Energy Directive defines biomass as the "*biodegradable fraction of products, waste and residues from agriculture (including vegetable and animal substances), forestry and related industries, as well as the biodegradable fraction of industrial and municipal waste*'. Biomass is a renewable technology that uses organic waste as fuel for a boiler that generates energy in a conventional thermal plant. Using biomass to generate energy, particularly thermal energy, is nothing new. However, biomass applications to produce electricity have basically been developed only over the last two decades. One of the advantages of biomass is that it uses products, waste and residues that are available in abundance as fuel.

According to the Biomass Action Plan published by the Commission of the European Communities on 12 July 2006, 4% of the European Union's energy requirements were being satisfied using biomass at the time of publication.

This action plan fixed a goal for the use of biomass of 149 million tons by 2010, of which 55 million tons are designated for the production of electricity and another 75 and 19 million tons for heat sectors and transport, respectively. The 2005-2010 Renewable Energy Plan established an objective of 2,039 MW for the same year, of which 772 MW would correspond to co-combustion and 1,317 MW to traditional biomass facilities, that is, facilities that use only biomass as fuel. Co-combustion is used in thermal coal plants and consists of replacing a percentage of the traditional coal fuel with biomass. Meanwhile, the draft Sustainability Report published by the Ministry of Tourism, Industry and Commerce in July 2007 (in respect of which the public consultation period closed on 15 September 2007) gives a forecast of 2,770 MW for 2016.

➤ WAVE AND TIDAL ENERGY

Tidal energy began to be developed in the mid 1970s, although major advances in these technologies have been achieved only in recent years. Although various types of renewable marine and ocean energy sources exist, the technologies associated with wave and tidal energy are the most developed of those currently existing. Wave energy

harnesses the movement of the water close to the surface of the sea which is generated as a result of the wind blowing over the surface. Tidal energy, on the other hand, is generated by the ebb and flow of water entering and exiting the estuaries or mouths of rivers as a consequence of the rise and fall of the tide. Also, ocean currents are harnessed through devices that extract energy through the movement of water at high tide. Wave energy converters and tidal energy generators are capable of harnessing the energy supplied by the water and converting it into electricity.

According to a report published in January 2006 by Carbon Trust, an independent institution set up by the UK Government with the remit of contributing to the reduction of greenhouse gases, entitled Future Marine Energy, between 15% and 20% of electricity demand in the United Kingdom could be covered by the sea, via the energy obtained from technologies that harness the force of the waves and the force of the ocean currents. Carbon Trust also maintains that both technologies would have the capacity to satisfy demand for electricity in many places around the world. However, because these technologies are in a state of initial development, the cost of generating marine energy is considerably greater than the cost of other renewable energies and also greater than the cost of conventional energy. According to Carbon Trust, the reduction in these costs will possible due to development in design and economies of scale, and significant reductions will be necessary in order to permit future growth of the marine energy industry. Carbon Trust forecasts, "in an optimistic but reachable" sceanario, that cumulative installed capacity in Europe for wave and tidal energy will reach 1,000 and 2,500 MW, respectively, by 2020.

➢ THE BUSINESS OF THERMAL ENERGY IN THE UNITED STATES OF AMERICA

Figures for 2005 show that total energy generation base was 900 GW at global level, of which 350 GW was generated by non-utility generators (NUGs), that is, electric energy generators whose operation is not regulated. In the West of the United States of America that is, in administrative terms, the area of the country dependent on the Western Electricity Coordinating Council ("WECC"), the generation base was 160 GW, of which 54 GW (34%) was generated by non-utility generators. Around 55% of the electricity generated in the United States of America by non-utility generators comes from the combustion of gas and 75% of this combustion is carried out in the West. All the gas combustion electricity generation facilities owned by PPM Energy, which between them generate a total of 806 MW, are located in the West of the United States of America.

Supply and demand

The Long-Term Reliability Assessment for the United States of America for 2006-15 commissioned by the North American Electric Reliability Corporation ("NERC") in 2006 revealed a reduction in the margin of reserves for the cover of demand in most parts of the United States of America, while electricity demand was forecast to rise by 19% (141 GW) while the funds allocated to electricity generation projects was to rise at just 6% (57 GW). The resultant difference between supply and demand would be met via contracts with local producers for the operation of facilities and via new generation facilities. Gas combustion generation is expected to cover almost half of this generation.

The report on the assessment of electricity supply for 2006-2015 carried out by WECC in 2006 set out the following conclusions:

- Between the years 2006 and 2015, peak level electricity demand in summer is expected to rise by 2.2% per annum (3,000 MW more per annum).

- Available reserve to cover demand for electricity is expected to fall over the same period.

- 60% of electricity generated by new generation source would come from gas combustion installations.

- Restrictions are expected on the amount of electricity that can be transmitted from the Northern region dependent on WECC in order to satisfy summer demand in the Southern region.

➢ NATURAL GAS BUSINESS IN THE UNITED STATES

This section is based on data and forecasts obtained from the US Energy Information Administration (EIA), including the 2005 International Energy Annual, the 2007 Annual Energy Outlook and the report on the exploitation of underground natural gas in the United States of America between 1998 and 2005.

The United States of America has the largest natural gas business in the world, with consumption of 22.2 trillion cubic metres (630 billion cubic metres) in 2005, which represents approximately 21.5% of world consumption of dry gas in that year. This sector is catered for mainly by national suppliers although imports are also a growing source of supply. Supply and demand are matched up via a distribution (distribution pipelines) and storage network, as well as by physical and financial markets operating under the jurisdiction of the Federal authority and the individual states.

Demand

The principal components of demand for natural gas are residential, commercial and industrial usage and electricity generation. Commercial and residential demand together constitute the largest demand segment, accounting for 36% of demand in 2005, while demand for industrial usage and electricity generation accounted for 30% and 26% respectively. Electricity generation is the fastest growing component of demand, forecast by the EIA to grow at an annual rate of approximately 2.1% between 2005 and 2015, compared with aggregate annual growth of approximately 1.4%. Demand is highly seasonal, and in winter commercial and residential demand for electricity for heating is the dominant component. In general, consumption in the peak winter month is between 50% and 100% higher than demand in the month when consumption is lowest. Demand for electricity for heating also varies from year to year, depending on the severity of the winter. Growth in peak demand for gas in the summer months will tend to reduce the seasonal fluctuations in the business, such that the dependence of electricity demand on weather conditions will be less clear cut. The variable and seasonal nature of demand imposes significant requirements on distribution and storage operations and also influences price differentials and volatility,

Supply

Domestic output provided 83.7% of aggregate supply, with the remainder, that is, 13.7% of aggregate supply, being imported via the distribution network (primarily from Canada, with a small volume of Mexican imports). Domestic output comes from various different geological and geographical regions, including the inland and coastal areas of the Gulf of Mexico, the centre of continent, the Permian Basin and the Rocky Mountains. Growth in domestic output is expected to be modest, with production in the Rocky Mountains area offsetting a decline in output in the region of the Gulf of Mexico. The Energy Information Administration ("EIA") has forecast growth in domestic output of 0.7% for the 2005-2015 period. The greater contributor to supply growth, which the EIA has forecast at 18% per annum, is expected to be imports of liquid natural gas, which are forecast to rise from 0.57 tonnes of cubic feet (16 billion cubic metres) in 2005 to 3 tonnes of cubic feet (85 billion cubic metres) in 2015. It is also forecast that the distribution of imports will remains table and then fall over the same period of time. This additional supply growth could be cover by the abundant reserves in the coastal areas of North Alaska, although the contribution of these reserves is not expected to continue after this period (2010-2015). Domestic output is not affected by seasonal fluctuations in demand and is relatively constant, although production is halted in the Gulf of Mexico during the hurricane season, a situation that fuels price uncertainty and instability. The cost of domestic output and the price of natural gas have both increased significantly since 2000, with the average price per thousand cubic feet reaching €4.69 between 2000 and 2006 according to the EIA, which is 2.5 times more than the average price between 1990 and 1999. This escalation in prices indicates that resources are harder to access, more expensive and more isolated, with supply and demand far tighter.

Infrastructures and markets

An extensive interstate pipeline distribution network connects the remote sources of supply with the main demand markets. According to the EIA, two thirds of the United States of America, not including Alaska and Hawaii (lower 48 States), depend almost exclusively on the interstate distribution network for the supply of natural gas. In 2005, 85% of the 48 trillion cubic feet of gas was transported between the different states of the country by the main interstate distribution companies. Local and state-wide distribution companies fall under the jurisdiction of the individual states.

Storage is necessary to balance seasonal demand with the relatively constant output and to improve the efficiency of distribution activities. According to the EIA, underground gas storage capacity in 2005 was 4.01 trillion cubic feet (0.123 trillion cubic metres), which equates to an increase of 212 billion cubic feet (6.36 trillion cubic metres) since 1998. The EIA forecasts an increase storage capacity after the 2006-2008 period of 197 billion cubic feet (5.91 trillion cubic metres). Essentially, all underground natural gas storage facilities in the United States of America are owned by a combination of distribution companies operating in a single state, interstate distribution companies, local distribution companies and private storage suppliers. Private suppliers represent approximately 12% of the total natural gas storage business in the United States of America.

Liquid natural gas import plants where gas can be unloaded and stored and gasification services provided are another key element in the growth of natural gas infrastructures in the country. Four overseas terminals and one domestic terminal serve the country's markets on a continuous basis: in 2006 they supplied 5.25 billion cubic feet per day

(0.15 billion cubic metres per day). The EIA forecasts that expansion and new facilities will add capacity of 6.4 billion cubic feet by the close of 2008.

Transmission and storage infrastructures are built to meet peak seasonal demand, provide for demand growth and manage fluctuations in demand due to weather conditions. However, seasonal fluctuations, along with other factors, can cause temporary price differentials between regions, as well as price volatility. For example, seasonal demand fluctuations, or possible even surplus production, can saturate the capacity of the distribution pipelines.

Price differentials on the wholesale market reflect transmission and storage costs, and thus provide incentives to extend the relevant infrastructures and encourage companies to manage risks and optimise the infrastructures.

➢ GLOBAL POSITIONING OF IBERDROLA RENOVABLES

- Global leadership in renewable energy and wind energy

At 30 September 2007, with 7,342 MW installed and a renewable energy project portfolio of 41,266 MW, IBERDROLA RENOVABLES was the world leader in renewable energy in terms of installed capacity. In addition, with 7,000 MW of installed wind capacity, IBERDROLA RENOVABLES is the leading company in the world in the development and operation of wind farms, in terms of installed power, according to the EER report published in March 2007. The majority of the Company's revenues are generated by its renewable energy business.

As indicated above, the Company is active principally in the wind energy sector, which represented 95.3% of its total renewable installed power at 30 September 2007. The Company also has installed power in mini-hydro and photovoltaic solar technologies, and is developing other renewable technologies such as offshore wind, thermoelectric solar, biomass and wave energy.

- Proven experience and credentials in the development of its renewables business

The Company has proven experience and credentials in the development of its renewables business, as the following points demonstrate:

- Growth in installed capacity in the main countries in which the Company operates is driven mainly by exploiting opportunities identified and developed directly by the Company (Greenfield) or by acquiring projects at a greater or lesser stage of development from third parties, as well as, to a lesser extent, acquiring wind farms already in operation or under construction. The Company had increased its installed capacity from 1,414 MW in 2002 to (i) 4,977 MW at 30 September 2007, without taking into account the companies included within the consolidated group by virtue of the Restructuring Transaction, a rise equivalent to a CAGR of 30.3%; or (ii) 7,432 MW, taking the aforesaid companies into account).

- Maintenance of its competitive position. Thanks to uninterrupted expansion of its business since 2003, the Company had 30% of installed wind capacity in Spain, according to the 2007 report of the Asociación Empresarial Eólica. The Company

has also expanded its business to new countries, including the United States and the United Kingdom, through the integration of companies that maintain market quotas of competitions since 2003 in their respective markets.

- Expansion of its project portfolio. As indicated above, the Company has established a rigorous methodology for segmentation of the project portfolio into various categories. The project portfolio has increased from 6,846 MW at 31 December 2004 to 41,266 MW at 30 September 2007, in this last case on pro-forma terms.

- International expansion. Initially, all the Company's operations were in Spain. The Company's business has since expanded at the international level and at 30 September 2007 it was present in 19 countries. The Company believes that the current international composition of its asset portfolio, based on pro-forma figures for renewable installed capacity (60% in Spain, 28% in the United States, 5% in the United Kingdom and 7% in the Rest of the World), and project portfolio (16% in Spain, 51% in the United States of America, 15% in the United Kingdom and 18% in the Rest of the World), at 30 September 2007, enables to be flexible when it comes to making investments in the different countries, based on the different regulatory frameworks and the state of the market.

- Achieving its objectives. The company achieved the objectives contemplated in the Iberdrola Group Strategic Plan for the years 2002 to 2006 one year in advance. The Strategic Plan set an objective of increasing renewable installed capacity by more than 100%, starting from installed capacity of 1,070 MW at 31 December 2001, and making investments in the renewable energy business of €2.4 billion. At 31 December 2006 the Company had installed power of 4,434 MW without taking into account the companies added to the consolidated group by virtue of the Restructuring Transaction, exceeding the target of 3,834 MW. It has also made investments in the renewable energy business of €3.7 billion.

- Profit growth. In accordance with the consolidated financial statements prepared under IFRS, at 31 December 2004 the Company had €329.5 million in revenue, EBITDA of €34.5 million and net profits of €34.5 million, without taking the companies added to the consolidated group by virtue of the Restructuring Transaction into account. At 31 December 2006, also without taking the aforesaid companies into account, revenue, EBITDA and net profit had risen at CAGRs of 45.3%, 47.5% and 134.5%, respectively, with operating margin remaining stable at approximately 80% over this period.

- **A pioneer in the renewables business**

In the Company's opinion, it extensive experience in the renewable energy business has allowed it to carve out a competitive positioning for itself in terms of access to sites appropriate for the installation of wind farms, the experience of the management team, the confidence inspired by the "Iberdrola" name, its broad network of relationships with regulators, suppliers and customers, and its knowledge of the various regulatory frameworks.

- **Obtaining operating efficiencies**

The Company controls and manages almost all its wind farms and mini-hydro facilities. Accordingly, at 30 September 2007, total renewable installed capacity (i.e. consolidated) was 7,342MW.

The Company has implemented an asset operating model that is focused on efficiency in order to maximize the availability of resources and to achieve better integration of the generated energy into the electricity system and the optimization of the life span of the assets. The Company also supports technological and management innovation. The Company aims to apply this model to all its facilities, irrespective of where they are situated.

Because the Company controls most of its assets, and thanks to its experience in locating sites, processing and getting approval, constructing facilities and implementing its asset operating model permits, the Company has achieved operating efficiencies that, in its opinion, helped keep its EBITDA margin stable at approximately 80% between 2004 and 2006.

- **Broad international presence**

IBERDROLA RENOVABLES is currently active in 19 countries. In its opinion this reduces dependency on the regulatory framework existing in any single country, and helps stabilise its cash flows. In addition, the Company is looking to apply its experience and knowledge in new countries as it expands its business. Currently the Company's business is concentrated mainly in Spain, the United States of America and the United Kingdom, although it is present in another 16 countries, including Greece, France and Poland through functioning assets, projects and/or local offices.

- **Long-term agreements with suppliers of aerogenerators**

At 30 September 2007, IBERDROLA RENOVABLES has well-established relationships with a number of major aerogenerator suppliers and approximately two thirds of its requirements under the development plan to 2010 were covered by current contracts with these suppliers. As of 30 September 2007, the Company had concluded contracts under which it will acquire aerogenerators with total capacity of 4,300 MW from its principal suppliers (including Gamesa, Suzlon, Mitsubishi Power Systems, Inc, and GE Energy, as well as other suppliers) on market terms and conditions. In the Company's opinion, its leadership position in wind energy, in terms of installed capacity, and its negotiating power will help ensure that its future aerogenerator requirements are met and allow it to access key suppliers and technical advances, all of which will contribute to optimising operating efficiency.

- **Support from Iberdrola S.A.**

IBERDROLA RENOVABLES benefits from the support of its parent company, Iberdrola, S.A. for growth of its business. Iberdrola, S.A. is one of the largest electricity companies in Europe, with more than 100 years' experience in operating generating assets, well-established relationships with regulators and other sector participants, a solid financial position and an internationally recognised brand name. Through various contracts, including a master agreement with the Company which is described in section 19 of this Registration Document below, Iberdrola, S.A. provides financing so that the Company may develop its business and provides services that enable IBERDROLA

RENOVABLES to benefit from its experience and economies of scale. However, despite the foregoing, there is no guarantee that Iberdrola, S.A. will continue providing the aforesaid financing and services to the Company in the future.

- **Positioned for visible and competitive growth**

The Company considers its strong growth and the possibilities secured by its project portfolio to constitute the foundations of its development plan. In its opinion, this is due to its vast experience and knowledge of developing new facilities, the access it enjoys, as a result of its scale, to a multitude of business opportunities, its extensive geographical presence and the support it receives from Iberdrola, S.A., as well as the rigorous and systematic procedures it applies before new projects are added to its project portfolio.

Of the 41,266 MW comprising the Company's project portfolio at 30 September 2007, 2,882 MW are classified in the practically certain category (and 1,375 MW of these are under construction), 12,298 in the probable category and 26,086 in the potential category. Also, the project portfolio is diversified by country, with 6,621 MW (16%) in Spain, 21,222 MW (51.4%) in the United States, 6,083 MW (14.7%) in the United Kingdom and the rest (7,340 MW representing 17.8%) in other countries. Of the 41,266 MW, 40.338 MW (98%) correspond to wind projects.

The Company sees its business as centred on countries ranked at the top of Ernst & Young Renewable Energy Country Attractiveness Indices for the second quarter of 2007. In fact, the three principal countries in which the Company is active (Spain, the United States and United Kingdom) were in second, first and third place respectively, which will help secure the Company's future growth.

- **Secure and stable revenue base**

The regulatory frameworks in effect in the countries where the Company is active help ensure stability in obtaining revenue from the Company's electricity generation plants and, to a certain extent, allow for future revenue to be forecast.

-The current Spanish regulatory framework is characterised by the fact that developers may choose between two compensation systems: (i) a single Regulated Tariff for all scheduling periods and (ii) directly on the market (or deferred or using a bilateral contract), receiving the price negotiated on the market plus a feed-in tariff. Also, in Spain, renewable energy has priority access to the network and, under the current regulatory framework and market rules, the sale of such energy is guaranteed.

In the United Kingdom and the United States there also are various compensation schemes that are not tied to market prices for electricity, such as the ROCs, PTCs and MACRS. In addition, the sale of the majority of energy produced by the Company's wind farms in the United States and the United Kingdom is by way of long-term energy purchase and sale agreements, which ensures the sale of this energy and other benefits throughout the duration of the project and, according to the terms relative to prices, reduces exposure to market prices and/or revenue volatility.

- **Experienced and committed management team**

The Company has an experienced and committed management team in Spain, the United States of America and the United Kingdom, with more than 240 years of joint experience in the sector. The management team has the support of centralised systems at the group level and the support of qualified managers in each geographical area.

- **IBERDROLA RENOVABLES STRATEGY**

As stated in the prior section regarding positioning, IBERDROLA RENOVABLES is the leader in the generation of electricity from renewable sources, in terms of installed power. Its strategy is focused on maintaining this position and growing in terms of size and profitability. The Company envisages that it will remain focussed on its wind business in the short term, although it also intends to position itself in such a manner that it may benefit over the long term from growth of other renewable technologies.

The targets set under the Company's business plan assume the installation of approximately 2,000 MW a year in order to achieve total renewable installed capacity of 13,600 MW by 2010. In the Company's opinion, its project portfolio of 41,266 MW at 30 September 2007 will help it achieve these targets.

The Company contemplates achieving its objectives by using the following strategies:

Continuing and profitable growth by taking advantage of business opportunities: The Company intends to maximise its growth without compromising its profitability by focusing its business on the countries and technologies in which it currently operates. The principal countries in which the Company operates, including Spain, the United States of America and the United Kingdom, benefit from stable and visible regulatory frameworks that provide significant support for renewable energy. In addition, the Company anticipates considerable growth in capacity in these countries, which will enable it to expand its operations while upholding the levels of profitability, and recover its investments.

The Company's main line of business is wind power and in the coming years it expects such power to continue to be its main source of growth by means of organic growth as a result of developing its project portfolio, which will be supplemented by possible strategic and selective acquisitions (in terms of both their geographical location and the technology used).

- **Optimising the profitability and efficiency of the projects and the useful life of the assets**: The Company seeks to optimise profitability via the operating efficiency of the various renewable technologies. In turn, it seeks to maintain and optimise levels of efficiency by optimising the availability and improving the technical yield of the installations throughout their useful lives and achieving better integration of electricity generated within the electricity system.

- **Positioning allowing long term growth**: IBERDROLA RENOVABLES seeks to adopt a positioning that allows for long-term growth by: (i) adopting a competitive position in new countries (appointing local managers with an in-depth understanding of the characteristics of the renewable energy sector in their countries that can help create favourable conditions for the development of the renewable energies); (ii) investing in other renewable technologies (studying and evaluating the viability of the various technologies and concentrating on those that prove to be

the most efficient and that can become competitive) and (iii) its continuous support for technological innovation (with the aim of optimising the operation of its farms and achieving better integration within the electricity system for energy generated).

6.3 If the information given pursuant to items 6.1 and 6.2 has been influenced by exceptional factors, give details

The Company's business has not been influenced by exceptional factors other than the development of the market as described in section 6.2 above.

6.4 If material to the issuer's business or profitability, give summary information regarding the extent to which the issuer is dependent on patents or licences, industrial, commercial or financial contracts or new manufacturing processes

In the IBERDROLA RENOVABLES business the principal agreements that may affect the achievement of future objectives are aerogenerator supply agreements. Currently the Company has the following supply agreements in effect:

- An agreement with the Gamesa group entered into in October 2006, for the acquisition from 2007 to 2009 of aerogenerators having total power of 2,700 MW for wind developments in Spain, the rest of Europe, the United States of America and Mexico. This agreement includes the assembly and start-up of the aerogenerators, as well as services for their operation and maintenance during the warranty period.

- Through CPV Wind Ventures LLC an agreement has been signed with General Electric for the acquisition of aerogenerators in 2008 for a total of 225 MW in the United States of America.

- It also has an agreement with Mitsubishi for the acquisition of aerogenerators in 2008 and 2009 for total capacity of up to 405 MW. Finally, it has signed an agreement with Suzlon Energy for 300 MW in 2008 and 400 MW in 2009.

- In addition the Company through its subsidiaries has agreements for the purchase of aerogenerators for specific projects with other manufacturers such as Siemens, Führlander, Nordex, General Electric, Repower, Ecotécnia and Acciona.

The existence of joint development agreements and purchase agreements for wind farms is also notable as regards conduct of the business of the Company and the companies in which it holds interests.

In this regard the following agreements that have been signed by the Company merit special attention. They are currently in effect or pending final performance:

- In 2005 the Company agreed with Gamesa to purchase wind farms then in the development phase during the period from 2006 to 2009 (extendable to the year 2012 in the discretion of the Issuer). Of these 600 MW are located in Spain in 100 MW in Italy.

- An agreement with the Gamesa group for the acquisition of 250 wind power megawatts in Portugal for 310 million euros, currently under development.

- An agreement with the Gamesa group to acquire 56 wind energy megawatts in Greece for 78 million euros. During 2006, 17 wind power megawatts were transferred from Gamesa to IBERDROLA RENOVABLES at the Alogorachi park, leaving the remaining 39 megawatts outstanding.

- In 2006 an agreement was signed with Gamesa to purchase wind farms in the United States between 2007 and 2009. With an installed capacity of around 1000 MW, they are located in the states of Pennsylvania, Texas and Illinois. From among them, it is contemplated that the Company will acquire, directly or through the companies in which it holds interests, wind farms that will be commissioned before the end of 2009, with approximate power of 500 MW. Of that amount, 300 MW are covered by firm commitments, while the remaining 200 MW would be subject to a purchase right. The other 500 MW would correspond to acquisition of developments in progress.

To the extent the Company deems them to be viable all of the agreements are included in the portfolio of projects described and quantified in section **6**.1 of this Registration Document.

6.5 The basis for any statements made by the issuer regarding its competitive position

The information regarding the positioning of IBERDROLA RENOVABLES contained in this section 6 has been obtained from public databases and reports of the referenced companies, organisations and associations.

7 ORGANISATIONAL STRUCTURE

7.1 If the issuer is part of a group, a brief description of the group and the issuer's position within the group

The Company is a part of the group of companies headed by its sole shareholder as of the date of this Prospectus, Iberdrola, S.A., and is the vehicle through which this group conducts its business in the renewable energy area.

Also, IBERDROLA RENOVABLES and the Spanish companies in which it directly or indirectly holds interests of at least 75% of capital are a part of the 2/86 tax group, headed by Iberdrola, S.A. Membership in that tax group has the following effects:

- Immediate use of the tax credits generated by the companies (deductions, tax losses, etc.)

- Deferral of results of transactions among companies in the tax group until the result is realised outside the tax group.

The Spanish companies controlled by IBERDROLA RENOVABLES are included in the referenced tax group, either when formed (in the case of newly-created companies), or starting 1 January of the fiscal year following the year of their acquisition by IBERDROLA RENOVABLES (in the case of acquired companies).

For its part, IBERDROLA RENOVABLES is the parent of a group of companies located in Spain and another 19 countries, also acting as parent for the conduct of the business of operation of mini-hydro plants located in Spain under the ordinary economic system (as described in section 6 above in this Registration Document. Below is an organisation chart describing the parent companies in the IBERDROLA RENOVABLES Group :

IBERDROLA RENOVABLES


BIOVENT ENERGÍA, S.A. 85.00%
IB. ENERG. RENOV. DE ANDALUCÍA, S.A.U.
ELECTRA DE MONTANCHEZ S.A. 40.00%
IBERDROLA RENOVABLES DE CASTILLA Y LEÓN, S.A.
IB. ENERG. RENOV. DE GALICIA, S.A.U.
EÓLICAS DE-EUSKADI, S.A.
IB. ENERG. RENOV. DE ARAGÓN S.A.U
IB. ENERG. RENOV. DE LA RIOJA, S.A.
IBERENOVA PROMOCIONES, S.A. 100.00%
CIENER, S.A.U. 100.00%
ELECTRA SIERRA DE SAN PEDRO S.A.
ELECTRA DE MALVANA, S.A. 48.00%
IB. ENERG. RENOV. DE CASTILLA LA MANCHA, S.A.U.
ENERGÍA I VENT, S.A. 90.00%
E.R. REGIÓN DE MURCIA, S.A. 50.00%
IB. ENERGÍAS MARINAS DE CANTABRIA, S.A.
IB. ENERG. RENOV. DE CANARIAS. S.A.U.
SCOTTISHPOWER RENEWABLE ENERGY HOLDINGS LTD
SCOTTISHPOWER HOLDINGS INC.
SCOTTISHPOWER RENEWABLE ENERGY
SCOTTISHPOWER GROUP HOLDINGS CO.
PPM ENERGY INC
ENSTOR
IB. RENOV. DO BRASIL
C. ROKAS, S.A (GREECE)
AEOLIA PROD. DE ENERGIA, S.A (PORTUGAL)
IB. ENERG. ODNAWIALNA Sp.z.o.o. (POLAND)
EC.ENERGOCONSULT MERNÖKSZOLG, I.E.K.
PARQUES ECOLÓGICOS DE MEXICO, SA DE CV
IB. RENEWABLE ENERGIES LTD (UNITED KINGDOM)
IB.RENEWABLE ENERGIES USA LTD (U.S.A.)
OUSAÜHING RAISNER (ESTONIA)
IB. REGENERAT. ENERGIEN, Gmbh
ENERBRASIL LTDA (BRASIL)
ENERGIAKI ALGORACHIS, S.A (GREECE)
IB. ENERG. RENOVAVEIS, S.A. (PORTUGAL) 100.00%
IB.ENERG.OT VAZOBNOVIAEMI IZT.
MAGELLAN INVESTMENT VAGYONKEZELO, KFT (HUNGARY) 100.00%
IB. ENERG. RENOUVELABLES, SAS (FRANCE)
IB. ENERG. RINNOVABILI, S.P.A.

According to the organisation chart set forth above, in **Spain** the corporate structure is organised using parent companies by autonomous region. They may be placed into categories:

- Unipersonal (single shareholder) companies wholly owned by IBERDROLA RENOVABLES. This is the case of the parent companies in **Andalusia** (Iberdrola Energías Renovables de Andalucía, S.A.U.), **Aragón** (Iberdrola Energías Renovables de Aragón, S.A.U.), the **Canary Islands** (Iberdrola Energías Renovables de Canarias, S.A.U.); **Castilla-La Mancha** (Iberdrola Energías Renovables de Castilla La Mancha, S.A.U.) and **Galicia** (Iberdrola Energías Renovables de Galicia, S.A.U.); and

- Companies owned by IBERDROLA RENOVABLES and other shareholders. This is the case of the parent companies for the autonomous regions of **Castilla y León** (Biovent Energía, S.A. and Biovent Holding, S.A.), **Catalonia** (Energía i Vent, S.A.), **Extremadura** (Electra de Sierra de San Pedro, S.A., Electra de Montanchez, S.A. and Electra de Malvana, S.A.), **La Rioja** (Iberdrola Energías Renovables de La Rioja, S.A.), **Murcia** (Energías Renovables de la Región de Murcia, S.A.) and the **Basque Country** (Energías Eólicas de Euskadi, S.A.).

In the other autonomous regions where the Company does not own a parent company, the investments in renewable energy projects through interests in other companies are undertaken through the company Iberenova Promociones, S.A.U. (of which the Company is the sole shareholder), which also undertakes the investments in the respective regions that are made apart from companies jointly owned with other shareholders.

Together with the foregoing, the Company is also the sole shareholder of the company Ciener, S.A.U., which conducts the business of operating mini-hydro plants under the special system in Spain, and also holds interests in the companies operating this kind of mini plant.

The Company also has a majority interest in the company Iberdrola Energías Marinas de Cantabria, S.A., engaged in generation of electricity from wave energy.

Similarly, in the **international area** IBERDROLA RENOVABLES conducts its business through companies domiciled in each country where it is present, being the sole shareholder of most of them. Thus:

- IBERDROLA RENOVABLES, S.A. has wholly-owned parent companies in **Germany** (Iberdrola Regenerative Energien Gmbh), **Brazil** (Iberdrola Energias Renovaveis do Brasil Ltda. and Enerbrasil Ltda.), **Bulgaria** (Iberdrola Energia Ot Vazobnoviaemi Iztochnici), the **United States** (Iberdrola Renewable Energies USA Ltd.), **France** (Iberdrola Energies Renouvelables, SAS), **Greece** (Energiaki Alogorachis Anonimi Eteria), **Hungary** (Iberdrola Megújuló Energia Korlátolt Felelősségű Társaság Kft. [*Note: This company currently is named EC Energoconsult Kft, the change of its name being in process*]), **Italy** (Iberdrola Energie Rinnovabili, S.p.A), **Mexico** (Parques Ecológicos de México, S.C.V.) [*Note: Pending change of name to Iberdrola Energías Renovables de México"*],

Poland (Iberdrola Energia Odnawialna), **Portugal** (Iberdrola Energias Renovaveis, S.A.), and the **United Kingdom** (Iberdrola Renewable Energies Ltd.). In addition we must mention ScottishPower Renewable Energy Holdings Limited, recently formed, a 100% subsidiary of IBERDROLA RENOVABLES and the holder of practically all of the Scottish Power group companies that engage principally in businesses related to renewable energy in the United Kingdom and the United States that have been added to the IBERDROLA RENOVABLES Group by virtue of the Restructuring Transaction described in section 0 of this Registration Document, which).

- Also, in **Estonia** the Company maintains a parent company majority-owned by it (Osauhing Raisner), and in **Greece** it is the direct owner of a 52.7% interest in Rokas, which is traded on the Athens Stock Exchange. Most of the investments in renewable energies in Greece are undertaken through it.

Both domestically and internationally each parent company has interests in a significant number of companies, the proliferation of which is the result of joint investments with local partners and in many cases the formation of companies by investment project. The maintenance of companies by project in turn has various explanations, including financing structure, operations, strategy or efficient use of certain regulatory systems (in this regard the Production Tax Credits system in effect in the United States of America stands out, and is described in section 5.1.4 above).

7.2 A list of the issuer's significant subsidiaries, including name, country of incorporation or residence, proportion of ownership interest and, if different, proportion of voting power held.

Identified below are the companies comprising the group of which the company IBERDROLA RENOVABLES is the parent on the date of registration of this Prospectus, indicating the domicile, business and percentages of direct and indirect interests in each of the companies.

Also on the following table: (i) an asterisk (*) is used to identify those companies that have been added to the group since the end of the 2006 fiscal year; (ii) a double asterisk (**) is used to identify those companies in which, from the end of that year to the date of registration of this Prospectus, there have been significant changes in the interest held by IBERDROLA RENOVABLES, with the exception in both cases of the companies incorporated as a result of the Restructuring Transaction.

Name	Domicile	Activity	% Interest		
			Direct	Indirect	Total
SPAIN					
Iberdrola Renovables, S.A.	Madrid	Holding company and mini-hydro plants under ordinary system	-	-	-
Ciener, S.A. Unipersonal	Bilbao	Mini-hydro plants under special system	100.00	-	100.00
Minicentrales del Tajo, S.A.	Madrid	Mini-hydro plants under special system	-	66.58	66.58
Molinos del Cidacos, S.A.	Logroño	Wind Sector	-	31.75	31.75
Iberdrola Energías Renovables de Andalucía, S.A. Unipersonal	Seville	Renewable Energies	100.00	-	100.00
Parque Eólico Puerto de Málaga, S.L.	Aranguren	Renewable Energies	-	55.00	55.00
Sierra de Baños, S.L. (*)	Mutiva Baja (Navarre)	Renewable Energies	-	30.00	30.00
Sociedad Gestora de Parques Eólicos Campo de Gibraltar, S.A.	Málaga	Wind Sector	-	55.00	55.00

Name	Domicile	Activity	% Interest		
			Direct	Indirect	Total
Sociedad Gestora de Parques Eólicos de Andalucía, S.A.	Málaga	Wind Sector	-	55.00	55.00
Eme Dólar Uno, S.L. Unipersonal	Seville	Wind Sector	-	100.00	100.00
Eme Huenéja Tres, S.L. Unipersonal	Seville	Wind Sector	-	100.00	100.00
Eme Dólar Tres, S.L. Unipersonal	Seville	Wind Sector	-	100.00	100.00
Eme Ferreira Dos, S.L. Unipersonal	Seville	Wind Sector	-	100.00	100.00
Sistema Eléctrico de Conexión Huéneja, S.L.	Granada	Electricity infrastructure	-	41.76	41.76
Iberdrola Energías Renovables de Aragón, S.A. Unipersonal	Zaragoza	Renewable Energies	100.00	-	100.00
Sistemas Energéticos La Muela, S.A.	Zaragoza	Wind Sector	-	50.00	50.00
Sistemas Energéticos Mas Garullo, S.A.	Zaragoza	Wind Sector	-	51.00	51.00
Sistemas Energéticos Torralba, S.A.	Zaragoza	Wind Sector	-	60.00	60.00
Iberdrola Energías Renovables de Canarias, S.A. Unipersonal (*)	Santa Cruz de Tenerife	Renewable Energies	100.00	-	100.00
Energías Ecológicas de La Gomera, S.L. (*)	San Cristóbal de La Laguna	Renewable Energies	-	50.00	50.00
Energías Ecológicas de Fuencaliente, S.L. (*)	San Cristóbal de La Laguna	Renewable Energies	-	50.00	50.00
Energías Ecológicas de Lanzarote, S.L. (*)	San Cristóbal de La Laguna	Renewable Energies	-	50.00	50.00
Energías Ecológicas de Tenerife, S.A. (*)	Santa Cruz de Tenerife	Renewable Energies	-	50.00	50.00
Energías Ecológicas de Fuerteventura, S.L. (*)	San Cristóbal de La Laguna	Renewable Energies	-	50.00	50.00
Energías Ecológicas de La Palma, S.A.	San Cristóbal de La Laguna	Renewable Energies	-	50.00	50.00
Iberdrola Energías Renovables de Castilla La Mancha, S.A. Unipersonal	Toledo	Renewable Energies	100.00	-	100.00
Energías Eólicas de Cuenca, S.A.	Cuenca	Wind Sector	-	62.50	62.50
Eólica Campollano, S.A.	Madrid	Wind Sector	-	25.00	25.00
Iberdrola Energía Solar de Puertollano, S.A. (*)	Toledo	Generation of electricity using thermal solar energy	-	90.00	90.00
Eólicas de la Alcarria, S.L.	Pozuelo de Alarcón	Wind Sector	-	40.02	40.02
Biovent Energía, S.A.	Valladolid	Wind Sector	85.00	-	85.00
Iberdrola Renovables de Castilla y León, S.A. (**)	Valladolid	Renewable Energies	95.00	-	95.00
Electra de Layna, S.A.	Valladolid	Wind Sector	-	47.50	47.50
Iberenova Promociones, S.A. Unipersonal	Madrid	Renewable Energies	100.00	-	100.00
Energía Global Castellana, S.A. Unipersonal (**)	Valladolid	Wind Sector	-	95.00	95.00
Sistemas Energéticos Moncayo, S.A.	Valladolid	Wind Sector	-	75.00	75.00
Generación de Energía Eólica, S.A.	Valladolid	Wind Sector	-	57.00	57.00
Aerocastilla, S.A.	Valladolid	Wind Sector	-	57.00	57.00
Bionor Eólica, S.A. (**)	Valladolid	Wind Sector	--	57.00	57.00
Villardefrades Eólica, S.L. (**)	Valladolid	Wind Sector	-	95.00	95.00
Parque Eólico Cruz de Carrutero, S.L.	Valladolid	Wind Sector	-	76.00	76.00
Productora de Energía Eólica, S.A.	Valladolid	Wind Sector	-	57.00	57.00
Vientos de Castilla y León, S.A.	Valladolid	Wind Sector	-	57.00	57.00
Eólicas Fuente Isabel, S.A.	Valladolid	Wind Sector	-	57.00	57.00
Energía de Castilla y León, S.A.	Valladolid	Production of thermal energy	-	85.50	85.50
Peache Energías Renovables, S.A.	Valladolid	Wind Sector	-	57.00	57.00
Global Solar Energy, S.A.	Murcia	Generation of electricity from tides	-	90.00	90.00
Ecobarcial, S.A.	Zamora	Biofuels	-	48.45	48.45
Producciones Energéticas de Castilla y Léon, S.A.	Valladolid	Wind Sector	-	85.50	85.50
Iberdrola Energías Marinas de Cantabria, S.A.	Santander	Production of electricity from wave energy	60.00	-	60.00
Energia i vent, S.A.	Barcelona	Wind Sector	90.00	-	90.00
Eólicas de Euskadi, S.A.	Bilbao	Wind Sector	50.00	-	50.00
Electra de Sierra de San Pedro, S.A.	Cáceres	Wind, hydro, mini-hydro, solar,	80.00	-	80.00

Name	Domicile	Activity	% Interest		
			Direct	Indirect	Total
		photovoltaic, biomass and waste			
Electra de Malvana, S.A.	Cáceres	Wind, hydro, mini-hydro, solar, photovoltaic, biomass and waste	48.00	-	48.00
Electra de Montanchez, S.A.	Cáceres	Wind, hydro, mini-hydro, solar, photovoltaic, biomass and waste	40.00	-	40.00
Iberdrola Energías Renovables de Galicia, S.A.U.	Orense	Renewable Energies	100.00	-	100.00
Sistemas Energéticos Ferrol-Narón, S.A.	A Coruña	Wind Sector	-	100.00	100.00
Sotavento Galicia, S.A.	A Coruña	Wind Sector	-	08.00	08.00
Sistemas Energéticos Chandrexa, S.A. Unipersonal	La Rua (Orense)	Wind Sector	-	96.10	96.10
Somozas Energias y Recursos Medioambientales, S.A.	La Coruña	Generation of electricity from biomass	-	90.00	90.00
Energias Renovables de la Región de Murcia, S.A.	Murcia	Wind Sector	50.00	-	50.00
Iberdrola Energías Renovables de La Rioja, S.A.	Logroño	Renewable Energies	63.50	-	63.50
Desarrollo de Energías Renovables de La Rioja, S.A.	Logroño	Wind Sector	-	40.48	40.48
Molinos de La Rioja, S.A.	Logroño	Wind Sector	-	42.33	42.33
Rioglass Photovoltaica S.A. (*)	Logroño	Manufacture of photovoltaic panels	24.50	-	24.50
Molinos de Linares, S.A.	Soria	Wind Sector	-	31.84	31.84
Saltos del Belmontejo, S.A.	Cuenca	Mini-hydro plants	-	24.84	24.84
Inversiones Financieras Perseo, S.L.	Bilbao	Investment in renewable energy companies	70.00	-	70.00
Generación Directa de Vapor, A.I.E. (*)	Seville	Analysing viability of thermoelectric solar plant	43.00	-	43.00
GERMANY					
Iberdrola Regenerative Energien, Gmbh	Berlin	Renewable Energies	100.00	-	100.00
Windpark Jülicher Land, Gmbh	Berlin	Wind Sector	-	100.00	100.00
BRAZIL					
Energias Renovaveis do Brasil Ltda.	Rio de Janeiro	Renewable Energies	99.99	-	99.99
Enerbrasil Ltda.	Rio de Janeiro	Wind Sector	99.99	-	99.99
BULGARIA					
Iberdrola Energia ot Vazobnoviami Iztochnici EOOD (*)	Sofia	Renewable Energies	100.00		100.00
CANADA					
Iberdrola Renewable Energy Canada Ltd. (*)	Calgary (Alberta)	Wind Sector	-	100.00	100.00
True North Wind Ltd	Calgary (Alberta)	Wind Sector	-	100,00	100,00
UNITED STATES					
Iberdrola Renewable Energies USA, Ltd.	Delaware	Renewable Energies	100.00	-	100.00
Farmers City Wind, LLC	Delaware	Wind Sector	-	100.00	100.00
Barton Windpower LLC	Delaware	Wind Sector	-	100.00	100.00
Barton Windpower II, LLC	Delaware	Wind Sector	-	100.00	100.00
Benson Wind Farm, LLC	Delaware	Wind Sector	-	100.00	100.00
CEI Mass Wind, LLC	Massachusetts	Wind Sector	-	100.00	100.00
CEI New Hampshire Wind, LLC	Delaware	Wind Sector	-	100.00	100.00
CEI New Jersey Wind, LLC	Delaware	Wind Sector	-	100.00	100.00
CEI Wind Park Bear Creek, LLC	Delaware	Wind Sector	-	100.00	100.00
Columbia Community Windpower, LLC	Delaware	Wind Sector	-	100.00	100.00
Community Energy, Inc.	Delaware	Marketing of RECs (Renewable Energy Certificates)	-	100.00	100.00
Jordanville Wind, LLC	Delaware	Wind Sector	-	100.00	100.00
Lempster Wind, LLC	Delaware	Wind Sector	-	100.00	100.00
Locust Ridge II, LLC	Delaware	Wind Sector	-	100.00	100.00
Mattoon Wind Farm, LLC	Minnesota	Wind Sector	-	100.00	100.00
Midwest Renewable Energy Projects II, LLC	Delaware	Wind Sector	-	100.00	100.00
Northern Iowa Windpower II, LLC	Delaware	Wind Sector	-	100.00	100.00
Providence Heights Wind, LLC (**)	Delaware	Wind Sector	-	100.00	100.00
Winnebago Windpower, LLC	Delaware	Wind Sector	-	100.00	100.00
Winnebago Windpower II, LLC	Delaware	Wind Sector	-	100.00	100.00

Name	Domicile	Activity	% Interest		
			Direct	Indirect	Total
Wildhorse Mountain Wind, LLC (*)	Delaware	Wind Sector	-	100.00	100.00
Houck Mountain Wind, LLC (*)	Delaware	Wind Sector	-	100.00	100.00
Groton Wind, LLC (*)	Delaware	Wind Sector	-	100.00	100.00
Wind Ventures Holdings, LLC (*)	Delaware	Wind Sector	-	100.00	100.00
County Line Wind, LLC (*)	Delaware	Wind Sector	-	100.00	100.00
Dundy County Wind, LLC (*)	Delaware	Wind Sector	-	100.00	100.00
Goodland Wind, LLC (*)	Delaware	Wind Sector	-	100.00	100.00
Hays Wind Wind, LLC (*)	Delaware	Wind Sector	-	100.00	100.00
Horse Creek Wind, LLC (*)	Delaware	Wind Sector	-	100.00	100.00
Land Holdings Wind, LLC (*)	Delaware	Wind Sector	-	100.00	100.00
Laramie County Wind, LLC (*)	Delaware	Wind Sector	-	100.00	100.00
Mercury Valley Wind, LLC (*)	Delaware	Wind Sector	-	100.00	100.00
Moyer Ranch Wind, LLC (*)	Delaware	Wind Sector	-	100.00	100.00
Spring Creek Wind, LLC (*)	Delaware	Wind Sector	-	100.00	100.00
Trew Ranch Wind, LLC (*)	Delaware	Wind Sector	-	100.00	100.00
Union County Wind, LLC (*)	Delaware	Wind Sector	-	100.00	100.00
Wauneta Wind, LLC (*)	Delaware	Wind Sector	-	100.00	100.00
Wilder Wind, LLC (*)	Delaware	Wind Sector	-	100.00	100.00
Monterrey Wind, LLC (*)	Delaware	Wind Sector	-	70.00	70.00
Midland Wind, LLC (*)	Delaware	Wind Sector	-	70.00	70.00
CH-Community Wind Energy, LLC	Delaware	Wind Sector	-	50.00	50.00
Bear Jaw Holdings, LLC	Delaware	Wind Sector	-	99.00	99.00
Illinois Wind Energy, LLC	Illinois	Wind Sector	-	50.00	50.00
PA Wind Park Bear Creek 2, LLC	Delaware	Wind Sector	-	50.00	50.00
Mount Pleasant Wind, LLC	Delaware	Wind Sector	-	50.00	50.00
Locust Ridge Wind Farm, LLC	Delaware	Wind Sector	-	46.30	46.30
JB Wind Holdings, LLC	Delaware	Wind Sector	-	8.85	8.85
Jersey Atlantic Wind, LLC	Delaware	Wind Sector	-	8.85	8.85
Wind Park Bear Creek, LLC	Delaware	Wind Sector	-	8.85	8.85
ScottishPower Holdings Inc. (*)	Oregon	Holding Company	-	100.00	100.00
PPM Energy Inc. (*)	Oregon	Marketing of natural gas and energy	-	100.00	100.00
Atlantic Wind LLC (*)	Oregon	Real estate holding company	-	100.00	100.00
Atlantic Renewable Energy Corporation (*)	Delaware	Asset development holding company	-	100.00	100.00
Blue Nothern LLC (*)	Oregon	Wind Sector	-	100.00	100.00
Buffalo Ridge I LLC (*)	Oregon	Wind Sector	-	100.00	100.00
Dillon Wind LLC (*)	Oregon	Wind Sector	-	100.00	100.00
Deerfield Wind LLC(*)	Delaware	Wind Sector	-	100.00	100.00
Eastern Desert Power LLC (*)	Delaware	Wind Sector	-	100.00	100.00
Enstor Inc (*)	Delaware	Owner of natural gas deposits	-	100.00	100.00
Elm Creek Wind LLC (*)	Oregon	Wind Sector	100.00	-	100.00
Hay Canyon Wind LLC	Oregon	Wind Sector	100.00	100.00	
Heartland Wind LLC (*)	Oregon	Real estate holding company	-	100.00	100.00
Kimberly Run Windpower, LLC (*)	Oregon	Wind Sector	-	100.00	100.00
Klamath Energy LLC (*)	Oregon	Owner of a thermal plant	-	100.00	100.00
Klamath Generation LLC (*)	Oregon	Owner of expansion rights for Klamath generation plant	-	100.00	100.00
Pacific Klamath Energy, Inc. (*)	Oregon	Operation of facilities of Klamath Cogeneration and Peaking Facility	-	100.00	100.00
Klondike Wind Power II LLC (*)	Oregon	Wind Sector	-	100.00	100.00
Klondike Wind Power III A LLC (*)	Oregon	Wind Sector	-	100.00	100.00
Leaning Juniper Wind Power II LLC (*)	Oregon	Wind Sector	-	100.00	100.00
Leaning Juniper II North Wind LLC (*)	Oregon	Wind Sector	-	100.00	100.00
Manzana Wind LLC (*)	Oregon	Wind Sector	-	100.00	100.00
Moraine Wind II LLC (*)	Oregon	Wind Sector	-	100.00	100.00
Mountain View Green LLC (*)	Oregon	Wind Sector	-	100.00	100.00
New England Wind LLC (*)	Delaware	Wind Sector	-	100.00	100.00
New Harvest Wind Project LLC (*)	Oregon	Wind Sector	-	100.00	100.00
Pacific Wind Development LLC (*)	Oregon	Wind Sector	-	100.00	100.00
Pebble Springs Wind LLC (*)	Oregon	Wind Sector	-	100.00	100.00
Penasca Wind power LLC (*)	Oregon	Wind Sector	100.00	-	100.00
Phoenix Wind Power LLC (*)	Oregon	Wind Sector	-	100.00	100.00
PPM Technical Services LLC (*)	Oregon	Construction and maintenance services	-	100.00	100.00
PPM Wind Energy LLC (*)	Delaware -	Holding Company	-	100.00	100.00

Name	Domicile	Activity	% Interest		
			Direct	Indirect	Total
PPM Roaring Brook LLC (*)	Oregon	Wind Sector	-	100.00	100.00
PPM Tug Hill LLC(*)	Oregon	Wind Sector	-	100.00	100.00
Rugby Wind LLC(*)	Oregon	Wind Sector	-	100.00	100.00
Scenic Vista Wind Powers LLC(*)	Oregon	Wind Sector	-	100.00	100.00
Streator-Cayuga Ridge Wind Power LLC	Oregon	Wind Sector	-	100.00	100.00
Tule Wind LLC(*)	Oregon	Wind Sector	-	100.00	100.00
West Valley Leasing Company LLC(*)	Oregon	Owner of a thermal plant	-	100.00	100.00
PPM Colorado Wind Ventures LLC(*)	Oregon	Holding Company	-	100.00	100.00
Colorado Wind Ventures LLC(*)	Delaware	Wind Sector	-	50.00	50.00
Colorado Green Holdings LLC(*)	Delaware	Wind Sector	-	50.00	50.00
PPM Wind Management LLC(*)	Oregon	Management and maintenance services	-	100.00	100.00
Aeolus Wind Power I LLC(*)	Delaware	Investment holding company	-	55.00[1]	55.00[1]
Flying Cloud Power Partners, LLC(*)	Delaware	Wind Sector	-	55.00	55.00
Klondike Wind Power LLC(*)	Oregon	Wind Sector	-	55.00[1]	55.00[1]
Mountain View Power Partners III LLC(*)	Delaware	Wind Sector	-	55.00[1]	55.00[1]
Moraine Wind LLC(*)	Oregon	Wind Sector	-	55.00[1]	55.00[1]
Aeolus Winpower III LLC(**)	Delaware	Holding Company	-	75.00[1]	75.00[1]
Big Horn Wind Projects LLC(*)	Oregon	Wind Sector	-	75.00[1]	75.00[1]
Twin Buttes Wind LLC(**)	Oregon	Wind Sector	-	75.00	75.00
Atlantic Renewable Projects II LLC(**)	Oregon	Holding Company	-	75.00[1]	75.00[1]
Flat Rock Windpower II LLC(**)	Oregon	Wind Sector	-	37.50[1]	37.50[1]
Aeolus Wind Power II LLC(*)	Delaware	Holding Company	-	75.00[1]	75.00[1]
Trimont Wind I LLC(*)	Oregon	Wind Sector	-	75.00[1]	75.00[1]
Shiloh I Wind Project LLC(*)	Oregon	Wind Sector	-	75.00[1]	75.00[1]
Elk River Windfarm LLC(*)	Kansas	Wind Sector	-	75.00[1]	75.00[1]
Atlantic Renewable Projects LLC(*)	Delaware	Holding Company	-	75.00[1]	75.00[1]
Flat Rock Windpower LLC(*)	Delaware	Wind Sector	-	37.50[1]	37.50[1]
Casselman Windpower LLC(*)	Delaware	Wind Sector	-	100.00	100.00
Chesnut Ridge Windpower LLC(*)	Delaware	Wind Sector	-	100.00	100.00
West Virginia Windpower LLC(*)	Delaware	Wind Sector	-	100.00	100.00
Enstor City Gate LLC(*)	Delaware	Owner of natural gas deposits	-	100.00	100.00
Aeolus Wind Power IV LLC (**)	Delaware	Wind Sector	-	75.00	75.00
Klondike Wind Power III LLC (**)	Oregon	Wind Sector	-	75.00	75.00
MinnDakota LLC (**)	Oregon	Wind Sector	-	75.00	75.00
Enstor Delta Gas Storage LLC(*)	Delaware	Owner of natural gas deposits	-	100.00	100.00
Enstor Grama Ridge Storage and Transportation LLC(*)	Oregon	Owner of natural gas deposits	-	100.00	100.00
Enstor Columbia Gas Storage LLC(*)	Delaware	Owner of natural gas deposits	-	100.00	100.00
Enstor Brentwood Gas Storage, LLC(*)	Oregon	Owner of natural gas deposits	-	100.00	100.00
Enstor Gulf Coast Storage LLC(*)	Oregon	Owner of natural gas deposits	-	100.00	100.00
E.O. Resources, LLC(*)	Oregon	Company holding natural gas and oil rights	-	100.00	100.00
Enstor Louisiana LLC(*)	Oregon	Owner of natural gas deposits	-	100.00	100.00
Enstor Colorado, LLC(*)	Oregon	Owner of natural gas deposits	-	100.00	100.00
Enstor Operating Company, LLC(*)	Oregon	Holding Company	-	100.00	100.00
Enstor Houston Hub Storage and Transportation, L.P. (*)	Texas	Owner of natural gas deposits	-	100.00	100.00
Enstor Katy Storage and Transportation, L.P. (*)	Texas	Owner of natural gas deposits	-	100.00	100.00
Enstor Waha Storage and Transportation, L.P. (*)	Texas	Owner of natural gas deposits	-	100.00	100.00
ScottishPower Group Holdings Company(*)	Delaware	Holding Company	-	100.00	100.00
New Energy Holdings I, Inc. (*)	Oregon	Joint venture company	-	100.00	100.00
PACE Group, Inc. (*)	Oregon	Real estate holding company	-	100.00	100.00
ScottishPower Energy Ventures, Inc. (*)	Oregon	Holding Company	-	100.00	100.00
iBlacklight, Inc.(*)	Delaware	Generation of electricity from renewable sources	-	0.50%	0.50%
Nth Power Technologies Fund I, L.P.	Delaware	Generation of electricity from renewable	-	19%	19%

Name	Domicile	Activity	% Interest		
			Direct	Indirect	Total
(*)		sources			
ScottishPower Trans, Inc. (*)	Oregon	Inactive company	-	100.00	100.00
ScottishPower Financial Services, Inc. (*)	Oregon	Holding Company	-	100.00	100.00
Birmingham Syn Fuel I, Inc. (*)	Oregon	Financial company	-	100.00	100.00
Pacific Development (Property), Inc. (*)	Oregon	Holding Company	-	100.00	100.00
PCC Holdings, Inc. (*)	Oregon	Holding Company	-	100.00	100.00
Hillsborough Leasing Services, Inc. (*)	New Jersey	Lease of a school in New Jersey	-	100.00	100.00
Pacific Harbor Capital, Inc. (*)	Delaware	Leasing in respect of a thermoelectric plant	-	100.00	100.00
El Vado Biomass LLC	Delaware	Biomass	-	80.00	80.00
PHC Properties Corporation(*)	Florida	Holding Company	-	100.00	100.00
ScottishPower International Group Holdings Company(*)	Oregon	Holding Company	-	100.00	100.00
Hazelwood Australia, Inc. (*)	Oregon	Holding Company	-	100.00	100.00
Hazelwood Ventures, Inc. (*)	Oregon	Holding Company	-	100.00	100.00
Hamlin Wind, LLC (*)	Delaware	Wind Sector	-	100.00	100.00
Barre Wind, LLC (*)	Delaware	Wind Sector	-	100.00	100.00
ESTONIA					
Osauhing Raisner	Tallin	Renewable Energies	80.00	-	80.00
FRANCE					
Iberdrola Energies Renouvelables, SAS	Rennes	Renewable Energies	100.00	-	100.00
CEPE de Carrière Martin SAS (*)	Paris	Wind Sector	-	100.00	100.00
CEPE de Nurlu SAS (*)	Paris	Wind Sector	-	100.00	100.00
Energie Eolienne Fitou, SAS (**)	Paris	Wind Sector	-	100.00	100.00
Ferme Eolienne de Buchfeld, SAS	Paris	Wind Sector	-	100.00	100.00
La Ferme Eolienne de Bel Air, SARL	Paris	Wind Sector	-	100.00	100.00
La Rose des Vents Lorrains, SAS	Paris	Wind Sector	-	51.00	51.00
Les Moulins de la Meuse, SAS	Paris	Wind Sector	-	100.00	100.00
Les Pales du Saulnois SAS	Paris	Wind Sector	-	100.00	100.00
Parc Eolien de Laneuville au Rupt, SAS	Paris	Wind Sector	-	100.00	100.00
Parc Eolien La Nourais, SAS	Rennes	Wind Sector	-	100.00	100.00
Pelecsa, SAS	Paris	Wind Sector	-	100.00	100.00
Peleste, SAS (*)	Paris	Wind Sector	-	100.00	100.00
Perfect Wind, SAS	Paris	Wind Sector	-	100.00	100.00
Sdevef, SAS (*)	Paris	Wind Sector	-	100.00	100.00
Energie Eolienne Trayes, SAS (*)	Paris	Wind Sector	-	100.00	100.00
Societe Eolienne du Puy de La Blanche, SARL	Paris	Wind Sector	-	100.00	100.00
Eoliennes de la Grande Place, SAS (*)	Rennes	Wind Sector		100.00	100.00
Société d´Exploitation du Parc Eolien Talizat Rézentières I SAS (*)	Rennes	Wind Sector	-	100.00	100.00
SAS Société d'Exploitation du Parc Eolien de Hamel au Brun (*)	Rennes	Wind Sector	-	100.00	100.00
Société d'Exploitation du Parc Eolien de Mulsonnier, SAS (*)	Rennes	Wind Sector	-	100.00	100.00
Foye Enegies, SAS	Paris	Wind Sector	-	70.00	70.00
Jazeneuil Energies, SAS	Paris	Wind Sector	-	70.00	70.00
Pamproux Energies, SAS	Paris	Wind Sector	-	70.00	70.00
Teillay Energies, SAS	Paris	Wind Sector	-	70.00	70.00
SAS Energie Rose des Vents	Paris	Wind Sector	-	51.00	51.00
Les Moulins de la Somme, SARL	Paris	Wind Sector	-	50.00	50.00
CEPE de Villers le Sec, SAS (*)	Paris	Wind Sector	-	49.00	49.00
Ferme Eolienne de Welling, SAS	Metz	Wind Sector	-	49.00	49.00
Eoliennes de Mauron, SAS (*)	Rennes	Wind Sector	-	100.00	100,00
Haute Marne Energie, SAS (*)	Paris	Wind Sector	-	51,00	51.00
Sefeosc, SAS (*)	Rennes	Wind Sector	-	49.00	49.00
GREECE					
Energiaki Alogorachi S.A.	Athens	Renewable Energies	100.00	-	100.00
C Rokas, S.A. (**)	Athens	Renewable Energies	52.7	-	52.7
Rokas Aeolos Single Partner Ltd	Athens	Wind Sector	-	100.00	100.00
Rokas Aeoliki Evia, SA	Athens	Wind Sector	-	99.125	99.125

Name	Domicile	Activity	% Interest		
			Direct	Indirect	Total
Rokas Aeoliki Zarakes, SA	Athens	Wind Sector	-	99.125	99.125
Rokas Aeoliki Kriti, SA	Athens	Wind Sector	-	99.04	99.04
Rokas Aeoliki, SA	Athens	Wind Sector	-	99.00	99.00
Rokas Aeoliki Thraki, SA	Athens	Wind Sector	-	99.00	99.00
Rokas Energy, SA	Athens	Wind Sector	-	99.10	99.10
Rokas Aeoliki Achladoptopos, SA	Athens	Wind Sector	-	98.54	98.54
Rokas Aeoliki Komito, SA	Athens	Wind Sector	-	99.99	99.99
Rokas Aeoliki Thessalia I, SA	Athens	Wind Sector	-	98.965	98.965
Rokas Aeoliki Thessalia II, SA	Athens	Wind Sector	-	98.965	98.965
Rokas Aeoliki Thraki II, SA	Athens	Wind Sector	-	99.99	99.99
Rokas Aeoliki Viotia, SA	Athens	Wind Sector	-	98.965	98.965
Rokas Aeoliki Vorios Ellas I, Ltd	Athens	Wind Sector	-	100.00	100.00
Rokas Aeoliki Vorios Ellas II, Ltd	Athens	Wind Sector	-	100.00	100.00
Rokas Aeoliki Kozani I, Ltd	Athens	Wind Sector	-	100.00	100.00
Rokas Aeoliki Kozani II, Ltd	Athens	Wind Sector	-	100.00	100.00
Rokas Aeoliki Macedonia I, Ltd	Athens	Wind Sector	-	100.00	100.00
Rokas Aeoliki Macedonia II, Ltd	Athens	Wind Sector	-	100.00	100.00
Rokas Aeoliki Macedonia III, Ltd	Athens	Wind Sector	-	100.00	100.00
Rokas Aeoliki Macedonia IV, Ltd	Athens	Wind Sector	-	100.00	100.00
Rokas Aeoliki Peloponnisos I, Ltd	Athens	Wind Sector	-	100.00	100.00
Rokas Aeoliki Peloponnisos II, Ltd	Athens	Wind Sector	-	100.00	100.00
Rokas Aeoliki Solar I, Ltd (**)	Athens	Photovoltaic	-	100.00	100.00
Rokas Aeoliki Solar II, Ltd (**)	Athens	Photovoltaic	-	100.00	100.00
Rokas Aeoliki Sterea Ellas I, Ltd	Athens	Wind Sector	-	100.00	100.00
Rokas Aeoliki Sterea Ellas II, Ltd	Athens	Wind Sector	-	100.00	100.00
Rokas Aeoliki Cyprus, Ltd	Athens	Wind Sector	-	75.00	75.00
PPC Renewables Rokas, SA	Athens	Wind Sector	-	51.00	51.00
Rokas Aeoliki Thraki III, SA	Athens	Wind Sector	-	98.96	98.96
Rokas Hydroelectric Ltd	Athens	Hydraulic	-	100.00	100.00
Rokas Hydroelecrtic II Ltd	Athens	Hydraulic	-	100.00	100.00
Rokas Logistics S.A.	Athens	Service company	-	100.00	100.00
Iberdrola Megújuló Magyarország Energia Korlátolt Felelősségű Társaság Kft.	Budapest	Renewable Energies	100.00	-	100.00
Magellan Investment Vagyonkezelo Kft. (*)	Budapest	Renewable Wind Energies	100.00	-	100.00
AMITHABA Vagyonkezelő Kft. (*)	Budapest	Renewable Energies	100.00	-	100.00
Mistral Energetika Villamosenergia-termelő Kft. (*)	Budapest	Renewable Energies	100.00	-	100.00
Kaptár Széleromu Kereskedelmi és Szolgátato Kft. (*)	Budapest	Renewable Wind Energies	100.00	-	100.00
Amitaius Vagyonkézelő Kft (*)	Budapest	Holding company	100.00	-	100.00
Vento Energetika Villamosenergia-termelő Kft (*)	Budapest	Wind Sector	-	100.00	100.00
Vento Energetika Villamosenergia-termelő Kft (*)	Budapest	Wind Sector	-	100.00	100.00
ITALY					
Ibedrola Energie Rinnovablili, S.p.A.	Rome	Renewable Energies	100.00	-	100.00
Società Energie Rinnovabili, S. p. A.	Palermo	Wind Sector	-	49.90	49.90
Società Energie Rinnovabili I, S.p.A. (*)	Rome	Wind Sector	-	49.90	49.90
MEXICO					
Parques Ecológicos de México, S.C.V. (*)	Mexico City	Wind Sector	99.995		
POLAND					
Iberdrola Energia Odnawialna Sp. z o.o.	Warsaw	Renewable Energies	100.00	-	100.00
Energia Wiatrowa Karścino Sp. z o.o.	Koszalin	Wind Sector	-	100.00	100.00
Elektrownie Wiatrowe Podkarpacia Sp. z o.o. (*)	Warsaw	Wind Sector	-	100.00	100.00
PORTUGAL					
Aeolia Produçao de Energia, SA	Maia	Wind Sector	78.00	-	78.00
Iberdrola Energias Renovaveis, SA	Lisbon	Renewable Energies	100.00	-	100.00

Name	Domicile	Activity	% Interest		
			Direct	Indirect	Total
(*)					
Eonergi Energia Eólica, SA (*)	Mortagua	Wind Sector	-	100.00	100.00
UNITED KINGDOM					
Iberdrola Renewable Energies Ltd	Birmingham	Renewable Energies	100.00	-	100.00
Darracott Moor Wind Farm Limited	Birmingham	Wind Sector	-	100.00	100.00
ScottishPower Renewable Energy Holdings Ltd. (*)	Glasgow	Holding Company	100.00	-	100.00
Scottish Power Renewable Energy Ltd. (*)	Glasgow	Holding Company	-	100.00	100.00
Coldham Windfarm Limited (*)	Prenton	Electricity production	-	80.00	80.00
Wolf Bog Wind Farm Limited (*)	Belfast	Generation and supply of energy from renewable sources	-	100.00	100.00
Callagheen Wind Farm Limited (*)	Belfast	Renewable Energies	-	100.00	100.00
Celtpower Limited (*)	Prenton	Production of electricity and distribution and marketing of electricity	-	50.00	50.00
Beaufort Energy Limited (*)	Glasgow	Inactive company	-	100.00	100.00
Wind Resources Ltd (*)	Prenton	Production of Energy	-	100.00	100.00
CRE Energy Limited (*)	Belfast	Electricity generation		100.00	100.00
Coal Clough Limited (*)	Prenton	Electricity production	-	100.00	100.00
Carland Cross Limited (*)	Prenton	Electricity production	-	100.00	100.00
Morecambe Wind Limited (*)	London	Construction of hydro projects, production electricity and transmission of electricity	-	33.00	33.00
ScotPower Limited (*)	Glasgow	Inactive company	-	100.00	100.00
ScotPower UK (*)	Prenton	Inactive company	-	100.00	100.00
TURKEY					
DAS Yenilenebilir enerjiler tica ret ve sanayi limited sirketi		Renewable Energies	99.00	0.01	100.00
OTHER COUNTRIES					
EnergyWorks Holdings I(*)	Cayman Islands	Joint venture company	-	100.00	100.00
ScottishPower Hazelwood Pty, Ltd. (*)	Australia	Holding Company	-	100.00	100.00
Hazelwood Finance LP(*)	Australia	Holding Company	-	12.55	12.55

(1) Voting rights

For clarification, it is specified that Atlantic Wind LLC and Heartland Wind LLC, both 100%-owned subsidiaries of PPM, are companies that own rights to wind farm developments in respect of which the company that will execute the development has yet to be constituted.

8. PROPERTY, PLANT AND EQUIPMENT

8.1 Information regarding any existing or planned material tangible fixed assets, including leased properties, and any major encumbrances thereon

Changes in net tangible fixed assets over the last three fiscal years are as appear in the following tables.

	€000s					
	Balance at 01/01/2006	Changes to method and/or consolidation set	Additions or contributions	Exits, removals or reductions	Transfers	Balance at 31/12/2006
Property, plant and equipment in use						
Cost						
Land and buildings	33,231	3,102	2,583	-80	38,006	76,842
Technical	3,723,412	- 144,530	15,459	-19,506	431,441	4,295,336

electricity facilities						
Hydro-electrical plants	300,402	-	-	-	10,946	311,348
Other alternative plants	498	-	-	-6	-	492
Wind plants	3,053,710	149,208	15,312	19,328	331,434	3,530,336
Distribution facilities	358,824	-4,924	-	-171	-	353,729
Meters and measurement equipment	1,624	-	147	-	93,578	95,349
Offices and other installations	8,354	246	-	-1	-4,517	4,082
Other	**18,079**	**-**	**-**	**-769**	**236**	**17,546**
	3,774,722	147,632	18,042	-20,355	469,683	4,389,724
Accumulated depreciation						
Buildings	**-3,179**	**-**	**-3,598**	**-**	**-8,181**	**-14,958**
Technical electricity facilities	**-622,043**	**2,559**	**-177,279**	**-**	**6,673**	**-790,090**
Hydro-electrical plants	-121,731	-	-5,267	-	917	-126,081
Other alternative plants	-15	-	-20	-	-	-35
Wind plants	-470,676	2,158	-160,714	-	9,803	-619,429
Distribution facilities	-29,042	457	-10,602	-	-3,450	-42,637
Meters and measurement equipment	-14	11	-	-	-133	-136
Offices and other installations	-565	-67	-676	-	-464	-1,772
Other	**-9,925**	**1,122**	**-2,799**	**-**	**1,508**	**-10,094**
	-635,147	3,681	-183,676	-	-	-815,142
Net book value	3,139,575					3,574,582
Property, plant and equipment in progress						
Cost						
Technical electricity facilities	**320,479**	**85,940**	**556,649**	**-2,074**	**-479,809**	**481,185**
Advances and other tangibles	**-**	**-**	**69,449**	**-**	**10,126**	**79,575**
	320,479	85,940	626,098	-2,074	-469,683	560,760
	3,460,054	237,253	460,464	-22,429	-	4,135,342

	€000s						
	Balance at 01/01/2005	Changes to method and/or consolidation set	Conversion differences	Additions or contributions	Exits, removals or reductions	Transfers	Balance at 31/12/2005
Property, plant and equipment in use							
Cost							
Land and buildings	**21,176**	**10,980**	**-**	**1,185**	**-110**	**-**	**33,231**
Technical electricity facilities	**2,814,090**	**198,704**	**-**	**10,463**	**-6,983**	**707,138**	**3,723,412**
Hydro-electrical plants	238,853	-	-	-	-	61,549	300,402
Other alternative plants	-	-	-	498	-	-	498
Wind plants	2,403,132	198,704	-	1,878	-	449,996	3,053,710
Distribution facilities	172,090	-	-	6,272	-6,983	187,445	358,824
Meters and measurement equipment	15	-	-	1,626	-	-17	1,624
Offices and other installations	-	-	-	189	-	8,165	8,354
Other	**4,880**	**10,804**	**-**	**2,395**	**-**	**-**	**18,079**
	2,840,146	**220,488**	**-**	**14,043**	**-7,093**	**707,138**	**3,774,722**
Accumulated depreciation							
Buildings	**-128**	**-2,388**	**-**	**-663**	**-**	**-**	**-3,179**
Technical electricity facilities	**-437,678**	**-38,016**	**-**	**-147,517**	**1,168**	**-**	**-622,043**
Hydro-electrical plants	-116,698	-	-	-5,934	901	-	-121,731
Other alternative plants	-	-	-	-15	-	-	-15
Wind plants	-311,321	-38,016	-	-121,339	-	-	-470,676
Distribution facilities	-9,656	-	-	-19,653	267	-	-29,042
Meters and measurement equipment	-3	-	-	-11	-	-	-14
Offices and other installations	-	-	-	-565	-	-	-565
Other	**-893**	**-8,442**	**-**	**-590**	**-**	**-**	**-9,925**
	-438,699	**-48,846**	**-**	**-148,770**	**1,168**	**-**	**-635,147**
Net book value	**2,401,447**						**3,139,575**

Property, plant and equipment in

progress							
Cost							
Technical electricity facilities	414,540	12,427	128	603,147	-2,625	-707,138	320,479
Advances and other tangibles	-	198	3	100	-301	-	-
	414,540	12,625	131	603,247	-2,926	-707,138	320,479
	2,815,987	184,267	131	468,520	-8,851	-	3,460,054

	€000s						
	Balance at 01/01/2004	Changes to consolidation set	Additions or contributions	Activated personal expenses	Exits, removals or reductions	Transfers	Balance at 31/12/2004
Property, plant and equipment in use							
Cost							
Land and buildings	**14,294**	**2,226**	**4,656**	**-**	**-**	**-**	**21,176**
Technical electricity facilities	**2,116,355**	**55,472**	**279,377**	**-**	**-2,084**	**364,970**	**2,814,090**
Hydro-electrical plants	226,931	-	11,891	-	-	31	238,853
Wind plants	1,773,723	55,472	241,123	-	-1,844	334,658	2,403,132
Distribution facilities	115,686	-	26,363	-	-240	30,281	172,090
Meters and measurement equipment	15	-	-	-	-	-	15
Other	**1,873**	**95**	**2,847**	**-**	**-**	**65**	**4,880**
	2,132,522	**57,793**	**286,880**	**-**	**-2,084**	**365,035**	**2,840,146**
Accumulated depreciation							
Buildings	**-**	**-**	**-128**	**-**	**-**	**-**	**-128**
Technical electricity facilities	**-340,483**	**-201**	**-106,106**	**-**	**12,302**	**-3,190**	**-437,678**
Hydro-electrical plants	-116,711	-	-8,900	-	12,103	-3,190	-116,698
Wind plants	-214,113	-201	-97,206	-	199	-	-311,321
Distribution facilities	-9,656	-	-	-	-	-	-9,656
Meters and measurement equipment	-3	-	-	-	-	-	-3
Other	**-535**	**-**	**-358**	**-**	**-**	**-**	**-893**
	-341,018	**-201**	**-106,592**	**-**	**12,302**	**-3,190**	**-438,699**
Net book value	**1,791,504**						**2,401,447**
Property, plant and equipment in progress							
Cost							
Technical electricity facilities	**305,941**	**127,903**	**336,574**	**9,157**	**-**	**-365,035**	**414,540**
Advances and other tangibles	**442**	**-**	**-**	**-**	**-442**	**-**	**-**
Depreciation allowance	**-2,434**	**127,903**	**-26**	**-**	**2,460**	**-**	**-**
	303,949	**185,495**	**336,548**	**9,157**	**2,018**	**-365,035**	**414,540**
	2,095,453		**516,836**	**9,157**	**12,236**	**-3,190**	**2,815,987**

The geographical evolution of IBERDROLA RENOVABLES' generation assets over the last three fiscal years is as indicated below:

Installed capacity (MW)	2006	2005	2004
Spain	3,994	3,574	3,206
France	48	20	0
Greece	210	192	0
Portugal	32	18	0
Brazil	49	6	0
Germany	34	0	0
US	26	0	0
Poland	41	0	0
TOTAL	**4,434**	**3,810**	**3,206**

In addition, based on the different technologies used, the evolution of IBERDROLA RENOVABLES' generation assets over the last three fiscal years was as follows:

Potencia Instalada (MW)	2006	2005	2004
Eólica	4,102	3,494	2,891
Minihidraúlica	333	316	315
Fotovoltaica	0	0	0
TOTAL	**4,434**	**3,810**	**3,206**

Regarding operational mini-hydro power, present only in Spain, the distinction between the two systems must be borne in mind:

- Special System: It covers 122 MW of the 333 MW operational at the end of 2006, and all facilities that IBERDROLA RENOVABLES contemplates commissioning in Spain in the future.

- Ordinary System: it covers the other 211 MW operational at the end of 2006. Due to questions of obsolescence that it would not be profitable the cure, and in accordance with the regulations of the National Energy Commission in this regard, the closing of a series of facilities is being processed. Once these closings have been completed, the operational power will be 193 MW.

Governmental concessions of hydroelectric production plants

Under Act 54/1997 of November 1997, together with the consolidated text of the Water Act, approved by Royal Legislative Decree 1/2001 of 20 July 2001, all Spanish hydroelectric production plants are subject to the system of temporary governmental concession. Under the terms of these governmental concessions, upon expiration of the

established terms the facilities revert to ownership of the competent governmental agency, in good operating order, at no cost and free of liens.

The Company believes that it is not necessary to establish a reversion fund, because the maintenance programmes for the facilities ensure their ongoing good operating condition.

97% of the government concessions corresponding to facilities of the IBERDROLA RENOVABLES Group expire after 2021. Of these, more than half expire after 2060.

Financial leasing agreements

The Company classifies lease agreements in which the lessor substantially transfers all risks and benefits of ownership of the asset to the lessee as financial leases. Other leases are classified as operating leases.

Assets acquired under financial leases are accounted for in the noncurrent asset category corresponding to their nature and functionality. Each asset is amortised over the term of its useful life, since the IBERDROLA RENOVABLES Group believes there is no doubt that it will acquire ownership of those assets upon conclusion of the financial lease period. The value at which such assets are recorded is the lesser of the fair value of the leased asset and the current value of future payments deriving from the financial leasing transaction.

At 31 December 2006 assets under the financial leasing system amounted to 31.5 million euros. These are basically wind production facilities, of which 12.0 million euros correspond to France and 19.5 million euros to Greece.

Land lease agreements

Within Intangible Assets and under the heading "Concessions, patents, licenses and the like", IBERDROLA RENOVABLES includes basically the surface rights and easements for passage over land, which are valued at acquisition cost. Most of the agreements relating to land that IBERDROLA RENOVABLES concludes take the form of surface rights and usage assignment rights. Although the term is from 50 to 75 years, the Group amortises the surface rights and easements on a straight line basis based on the assets located thereon, from the time of commissioning of the corresponding wind farm. The majority of agreements that permit rights to the land connected to facilities are expected to be automatically renewed once the initial period has ended, under very varied circumstances depending on the different jurisdictions, regions and type of owners.

In addition there are land lease agreements dating from IBERDROLA RENOVABLES first wind farms relating to land upon which wind production facilities have been constructed. The term of these agreements generally varies from 20 to 30 years. These agreements usually contain renewal clauses of varying content but which, for the most part, allow for the extension of the agreements.

There are no valuation reports for the Company's wind farms drawn up by independent appraisers.

All the Company's facilities are duly insured against any all contingent risks. In addition, all facilities are unencumbered by any lien of any kind.

8.2 Description of any environmental issues that may affect the issuer's utilisation of the tangible fixed assets

Regulatory matters

The Company is subject to a great number of regulations related to environmental protection in the various countries in which it operates, basically in respect of the construction, operation and start-up of electricity generation facilities using renewable sources, thermal plants and natural gas storage facilities.

From the environmental point of view, the facilities established by the Company have the studies required by the legislation of each country, in such manner that the project ultimately installed complies with the established requirements, in accordance with the process for development and construction described in section 6.1 of this Registration Document.

In Spain, in order for a construction project for a facility to be approved, it is necessary to present a basic plan and environmental impact study to the competent authority. The purpose of the environmental impact study is to evaluate the direct or indirect effect that a project could have on the environment in which it is to be incorporated, including flora, fauna, climate and, in general, any ecosystem that could be affected. It also evaluates the effect that noise, vibration and emissions could have on cultural heritage and human welfare.

Based on the conclusions of an environmental impact study, the competent authorities may adopt preventive measures. Also, the autonomous regions have authority to issue regulations regarding such matters, for which reason environmental impact studies often vary from region to region.

During the construction phase of all facilities the Company plans and implements the system for environmental oversight of the work. It takes into account the matters included in the environmental impact statement, as well as those included as protective and corrective measures in the environmental impact study. This work extends over the term of operation of the facility.

As regards the United States and the United Kingdom, the applicable regulations in these countries also require studies, as well as obtaining a series of governmental permits prior to commencement of construction of facilities. Specifically in the USA, certain States require an environmental impact study to be carried out.

Environmental Management System of IBERDROLA RENOVABLES

IBERDROLA RENOVABLES planned its advanced second-generation environmental management system in the year 2003. It was certified under the UNE-EN ISO 14001:2004 Standard by the Spanish Standardisation and Certification Association (Asociación Española de Normalización y Certificación - AENOR) on 27 May 2004. This international standard sets the requirements to be satisfied by an environmental management system, and establishes the elements of that system that must be satisfied

to obtain initial certification and maintain certification thereafter, after submitting to an audit of a duly accredited independent third party.

Since 13 December 2006 IBERDROLA RENOVABLES has been a part of the global environmental management system of the Iberdrola Group. It includes all business and corporate areas of that company in Spain, allowing reduction of environmental risk, improving the management of resources and optimising investments and costs. This system is consistent with the current legislation in each country in which the Company conducts business.

In the United Kingdom, during 2006 the British companies added to the Renovables consolidation by virtue of the Restructuring Transaction received the Queen's Award for Enterprise in the Sustainable Development category.

The Company is committed to environmental innovation and eco-efficiency in order to progressively reduce the environmental impact of its activities, facilities, products and services.

9. OPERATING AND FINANCIAL ANALYSIS

9.1 Financial position

See following sections 10 and 0 of this Prospectus.

9.2 Operating results

Here follows an analysis of the evolution of the operating results for IBERDROLA RENOVABLES and its Group of Companies, not including the US and British companies that were incorporated in the scope of consolidation of the Company by reason of the Restructuring Transaction during the period of January 1st 2004 to September 30th 2007, in accordance with the audited consolidated financial results at December 31st 2005 and 2006 of IBERDROLA RENOVABLES and its Group of Companies as well as the consolidated financial results as at September 30th 2007, subject to limited review, prepared in accordance with IFRS criteria and incorporated by reference in this Prospectus.

The audited consolidated financial results for ScottishPower Holdings Inc. are available to the general public on the Company's website (www.iberdrolarenovables.com) as well as those of the main British Companies that were incorporated in the scope of consolidation of the Company by reason of the Restructuring Transaction, for the fiscal years ending March 31st 2005, 2006 and 2007 (except in the case of CeltPower Ltd, for which the financial results refer to the fiscal year ending December 31st, 2004, 2005 and 2006), as well as the additional unaudited financial information of these British Companies for the fiscal years ending March 31st 2005, 2006 and 2007, prepared in accordance with the accountancy procedures that are generally accepted in the United States and the United Kingdom, in US dollars and in British Pound Sterling respectively, as well as an analytical description of the operating results of ScottishPower Holdings Inc, and the set of British Companies for the period of March 31st 2006 to March 31st 2007, based on the aforementioned financial results.

The pro forma financial information at 30 September 2007 and 31 December 2007 described in section 20.2 of this Registration Document includes financial information

on IBERDROLA RENOVABLES and the US and UK companies within the Company's consolidated perimeter pursuant to the Restructuring Transaction.

Factors that affect the historical operating results

Business expansion

The Company has significantly increased its installed renewable energy capacity and its production of electricity in the past few years through the development of renewable energy projects and the acquisition of projects in different phases of development. The Company currently continues to develop wind farms and to a lesser degree acquire projects in different phases of development. All of the data relating to installed energy and the production of electricity provided in the tables included in this section refer to IBERDROLA RENOVABLES' historical consolidated data, and do not include the installed energy and electricity production of the companies of the Scottish Power Group incorporated in the scope of the Company by reason of the Restructuring Transaction.

As at December 31st 2004, 2005, 2006 and as at September 30th 2007, the Company's operating assets, excluding the value of its projects still in the development stage, amounted to a gross value of 2.840.1 million Euros, 3.774.7 million Euros, 4.389.7 million Euros and 4.856.9 million Euros respectively. The gross value of the operating assets does not correspond to the additional MW of capacity installed from one fiscal year to another.

Installed power

The following table shows the Company's installed capacity as at December 31st 2004, 2005 and 2006, as well as at September 30th 2006 and 2007:

	MW				
	31/12/2006	31/12/2005	31/12/2004	30/09/2007	30/09/2006
Wind Energy					
Wind Energy- Spain	3,662	3,258	2,891	4,035	3,395
International Wind Energy					
United States	26	-	-	54	-
United Kingdom	-	-	-	-	-
Rest of the World	414	236	-	547	348
Total Wind Energy	4,102	3,494	2,891	4,636	3,743
Mini-hydraulic Energy	333	316	315	342	333

	MW				
	31/12/2006	31/12/2005	31/12/2004	30/09/2007	30/09/2006
Other technologies	**0 (1)**	**0**	**-**	**0 (1)**	**0**
Total	**4,434**	**3,810**	**3,206**	**4,977**	**4,076**

(1) Includes 0.3 MW of installed photovoltaic solar energy in Spain and Greece.

Of the Company's total installed renewable energy capacity, 90.2%, 91.7% and 92.5% correspond to the power from the Company's wind farms as at December 31st 2004, 2005 and 2006. As at September 30th 2007, 91.8% of the Company's installed renewable energy capacity comes from the Company's wind farms, compared to 93.1% as at September 30th 2006.

Of the Company's total wind energy capacity, 100%, 93.2%, 89.3% and 87% was situated in Spain as at December 31st 2004, 2005, 2006 and September 30th 2007 respectively, compared to 0%, 6.8%, 10.7% and 13% in international locations on the same dates. International wind energy grew significantly in 2005 and 2006 owing to the integration of the Greek subsidiary, C. Rokas. S.A.

As at September 30th 2007, the Company had increased its installed renewable energy by 55.2% since December 31st 2006 and by 60.4% since December 31st 2004.

Electricity Production

The following table shows the historical data for the Company's electricity production as at December 31st 2004, 2005 and 2006 as well as at September 30th 2007:

	GWh				
	31/12/2006	31/12/2005	31/12/2004	30/09/2007	30/09/2006
Wind Energy					
Wind Energy- Spain	**6,624**	**6,240**	**4,846**	**5,357**	**4,687**
International Wind Energy					
United States	**-**	**-**	**-**	**46**	**-**
United Kingdom	**-**	**-**	**-**	**-**	**-**
Rest of the World	**705**	**232**	**-**	**733**	**494**
Total Wind Energy	**7,329**	**6,471**	**4,846**	**6,136**	**5,181**
Mini-hydraulic Energy	**538**	**586**	**566**	**450**	**427**
Other technologies	**0**	**-**	**-**	**0 (1)**	**0**

	GWh				
	31/12/2006	31/12/2005	31/12/2004	30/09/2007	30/09/2006
Total	7,867	7,058	5,413	6,586	5,608

(1) Includes 0.3 MW of installed Photovoltaic Solar Energy in Spain and Greece.

Of the Company's total electricity production, 89.5%, 91.7% and 93.3% comes from the Company's wind farms as at December 31st 2004, 2005 and 2006. At as September 30th 2007, 93.2% of the Company's production of electricity was derived from the Company's wind farms, compared to 92.4% as at September 30th, 2006.

Of the Company's total wind energy production, 100%, 96.4% and 90.4% was generated in Spain as of 31st December 2004, 2005, and 2006 respectively, compared to 0%, 3.6% and 9.6% generated internationally as at the same dates. During the nine-month period ending September 30th 2006, the Company generated 90.5% of its wind production in Spain and 9.5% at an international level. On the other hand, during the nine month period ending September 30th 2007, the Company generated 87.3% of its wind energy production in Spain and 12.7% at an international level.

The Company increased its electricity production by 45.3% between December 31st 2004 and December 31st 2006, increasing its wind enerty production by 51.2% during the same period.

Regulatory framework and energy remuneration mechanisms.

The Company's renewable energy projects depend heavily on national and international policies for the support of renewable energy development. In this way, the ability of IBERDROLA RENOVABLES to generate profitability in the different geographical markets where it operates depends directly on the national government policies and international policies that are implemented in order to promote the development of renewable energies. (For a more detailed description of the regulatory framework and policies for the support of renewable energies, please refer to section 5.1.4 of this Prospectus).

The following table shows the evolution of the average prices per MWh for each one of the businesses of the Company in the different geographical markets where it operates for the period from January 1st 2004 to September 30th 2007:

	Euros/MWh				
	31/12/2006	31/12/2005	31/12/2004	30/09/2007	30/09/2006
Wind Energy					
Wind Energy- Spain	90.8	80.3	63.0	76.6	95.4
International Wind Energy	75.5	74.0	-	75.7	68.2

	Euros/MWh				
	31/12/2006	31/12/2005	31/12/2004	30/09/2007	30/09/2006
United States	-	-	-	55.8	-
United Kingdom	-	-	-	-	-
Rest of the World	75.5	74.0	-	76.9	68.2
Total Wind Energy	89.3	80.0	63.0	76.4	92.8
Mini-hydraulic Energy	76.5	66.6	42.6	55.6	78.3
Other technologies	440.4	-	-	476.1	440.4
Total	88.4	79.0	60.9	75.1	91.7

In Spain, the evolution of average electricity prices depends on the variations of the market prices, the regulatory framework and the remuneration mechanism chosen by the electrical energy producer.

Market prices have evolved in the following way:

2004: As in other markets, average electricity prices increased progressively from 25 Euros per MWh to 40 Euros per MWh, in line with the increase in oil prices. This tendency was experienced to a greater extent in Spain due to the low hydroelectric production in 2004.

2005: Average electricity prices continued to increase, reaching approximately 70 Euros per MWh, as a result of growing oil prices and in particular the growth of the pricing for CO^2 emission rights (introduced for the first time in the European Union in 2005).

2006 : Average market prices began to fall in the month of March reaching 50 Euros per MWh, reaching € 40 per MWh by the end of the year owing mainly to the reduction in the pricing for CO^2 emission rights. In Spain, the fall in market prices was emphasised by the increase in hydroelectric production in 2004.

January-September 2007: Market prices have continued to fall although to a lesser extent than in 2006, in line with the evolution of the pricing for CO^2 emission rights. This decrease has amounted to approximately 15.6% between December 31st 2006 and September 30th 2007.

During the period from January 1st 2004 to September 30th 2007, the Company has opted for different energy remuneration mechanisms, depending on the regulatory system in place at a given time.

2004: In March the Royal Decree 436/2004 of March 12th came into force, establishing the methodology for the updating and systemisation of the juridical and economical system for the activity of electrical energy production in a special system ("**Royal Decree 436/2004**"), that establishes the system of opting for a regulated tariff or the current market prices. Once the new system had come into force, the Company chose the regulated tariff option for all of its facilities, increasing its production turnover, although a part of the total electricity sold in 2004 was sold in accordance with the system previous to Royal Decree 436/2004.

2005: Market prices were higher in 2005, due to which the market price option provided a greater return. Therefore, since the facilities had passed the mandatory one year period, during which, in accordance with Royal Decree 436/2004, the same option must be mantained, the Company decided to sell it electricity freely in the marketplace.

2006: All of the Company's facilities kept to the market price option. The premiums associated with the market prices evolved in line with the regulated tariffs. The fact that all of the Company's facilities were covered under the market price option meant that the average price of the electricity sold in 2006 was greater than that of the electricity sold in 2005, although the prices were lower than that of in 2006.

January-September 2007: The Company's wind farms continue to operate under the market price system and the premium levels remain the same as in 2006. Although market prices have decreased, the remuneration from selling electricity freely in the marketplace continues to be greater than that of the regulatory tariff. In May 2007, the Royal Decree 661/2007, of May 25th was passed, which regulates the activity of electrical energy production under a special system ("**Royal Decree 661/2007**") which has not affected the Company's electricity production remuneration during the nine-month period ending September 30th 2007. Royal Decree 661/2007 will mainly affect the remuneration of those facilities that begin operations as of January 1st 2008, as well as the those facilities that were operating previous to this date and remain under the market price option from 2012 onwards. (Refer to the previous section 5.4.1 of the Prospectus.

The following table shows the evolution of the fixed tariff and the average prices of electricity sold freely on the market in Spain for the period January 1st 2004 to September 30th 2007:

Average Prices	**Euros/MWh**				
	2004	**2005**	**2006**	**30/09/2006**	**30/09/2007**
Regulated Tariff	**67,11**	**68,05**	**67,92**	**68,9**	**68,9**
Market Price	**69,20**	**93,78**	**91,96**	**96,98**	**77,00**

Average Prices	Euros/MWh				
	2004	2005	2006	30/09/2006	30/09/2007
Regulated/Market Differential	3.1%	37.8%	35.4%	40.4%	11.8%

Exposure to interest rates

Our electrical energy generating facilities are mainly financed through debt. As at December 31st 2004, 2005 and 2006 our net financial debts was 2,329.2 million Euros, 2,654.6 million Euros, and 3,032.7 million Euros respectively and 3,755.1 million euros as at September 30th 2007. A large part of the 2006 debt is indexed to variable interest rates, generally in reference to in EURIBOR. As at December 31st 2006 and as at September 30th 2007, 39.8% and 60% respectively of the Company's debt was indexed to variable interest rates, while 52% and 36.3% respectively consisted of fixed interest rate debt.

Treating Derivatives

The Company initially accounts for derivative financial instruments at their acquisition value and after that at their market value. The differences between the acquisition value and the market value of the financial instruments are accounted for as losses or profits in the Companies results, except in those cases when the financial instrument is accounted for as an instrument to cover cash or to cover an investment which has been made as part of an operation abroad. The market value of the derivatives that are quoted in an organised market is their price at the end of a day's market session when the balance of situation is prepared. In addition, in order to value the derivatives that are not quoted in an organised market, assumptions are used based on the day's market conditions when such balance is prepared. The financial instruments of the Company as at 31st December 2004, 2005 and 2006 were valued at 78.6 million Euros, 73.5 million Euros and 2.5 million Euros respectively. As at 30th September 2006 and 2007, the financial instruments of the Company were valued at 4.4 million Euros and 0.8 million Euros respectively. In 2005 the Company had derivative instruments contracted to cover the bank financing of one of its subsidiaries in amount of 60.4 million Euros. These derivatives were contracted prior to 2004. Following that, the bank financing received by the subsidiary was substituted for financing from Iberdrola, S.A. and these coverage derivatives for the bank financing were reclassified in the Company accounts as non-coverage derivative instruments, since the Company would have incurred greater costs if it were to have had cancelled the derivatives at that moment. In 2006, the market value of the derivatives decreased, and the Company decided to cancel them, recognising a profit of 23.5 million Euros.

Factors that affect the Company's future operating results.

Restructuring Transaction

The Company's operating results will be affected as a consequence of the integration into the Company of certain assets of the Scottish Power Group, mainly dedicated to the

renewable energy business. See parts 19.1 and 20.2 of this Prospectus for more details about the Restructuring Transaction and to examine the pro-forma financial information prepared for the Restructuring Transaction respectively.

This integration will have a significant future impact on the Company's operating results, including effects of the exchange rates, increases in depreciation and redemptions and changes in the value of the derivative financial instruments.

Exchange Rates

As a result of the Restructuring Transaction and the Company's international expansion, the Company will be exposed to increased exchange rate risks, since revenues and costs are designated in the currency of the jurisdiction in which it operates. The Company protects itself against these risks by mainly compensating costs and revenues in the same currencies.

In addition, the balances and and results of the Company's subsidiaries are made in the currency of their jurisdiction. In the case when this is not the Euro, the Company must convert this currency into Euros to be able to integrate it into the Company's financial results at the exchange rate applicable at the end of the fiscal year.

Following the Restructuring Transaction, these risks will increase, and it will affect the operating results as well as the comparison of results from different periods.

Depreciation and redemption of assets

Following the Restructuring Transaction, the assets of the US companies integrated into IBERDROLA RENOVABLES will follow the Company's asset depreciation policies, applying a depreciation period of 20 years to the wind farms, which are normally depreciated using the linear method, minus the value of the wear of the asset, during the useful life of the asset.

In the same way, as a consequence of the Restructuring Transaction and the corresponding price distributions, the redemption of the Scottish Power assets is being carried out using a depreciation period of 20 years of useful life and a the increase in the reasonable value of such assets will mean a significant impact on the amortisation costs and the Company's future operating results.

Value of the derivative instruments

The assets of the US Companies incorporated in the scope of consolidation of the Company following the Restructuring Transaction, are party to a high number of derivative commodity contracts which have a significant impact on its financial revenues. These companies account for derivatives related to the buying and selling of energy using the market price valuation method. The application of the Company's policies for financial derivatives may have an significant impact on the Company's operating results.

Proportional Integration Method

The US Companies acquired as a result of the Restructuring Transaction, have non majority participations in joint ventures, all of them produce renewable energy

procedures. These companies consolidated these joint ventures by means of the equity method. Following the Restructuring Transaction, the Company, in accordance with IFRS principles, will consolidate these joint ventures using the proportional consolidation method.

Investment Structures

The US companies have underlined a series of investment structures which imply cash outlays payable to these companies which are accounted for as deferred revenue by the Company, (see section 6.1.1 of this Prospectus). The implementation of the Company's derivative accounting principles for these structures could have a significant impact on present and future investment structures. It is foreseen that in the future, the investment structures will have the following impact on the Company's results:

- The cash outlays and the promissory notes in the context of the Aeolus structures will be accounted for as "capital instruments with financial debt characteristics."

- The amounts relating to the PTCs that are received annually are accounted for as revenues for the period associated to the corresponding production of energy.

- The interests to be paid are entered into accounts as "instruments of capital with financial debt characteristics."

- The interests from the promissory notes are accounted for as interest revenues to be collected in the period from which they are derived. The value of the interests to be collected for promissory notes of the Aeolus structures amounted to 4.4 million US dollars as at 31st March 2007.

- The minority interests of the investors are accounted for in the balances on the date of the end of the operating period.

- The income from the promissory notes and from the interest from the "instruments of capital with financial debt characteristics" are accounted for as permanent differences in the determination of the corporate tax.

Operating results

The following table includes the historical revenues and expenses of the Company (consolidated under IFRS) for each of the indicated periods:

(€ 000s, except for percentages)	30/09/2007 (unaudited)	30/09/2006 (unaudited)	% Change	2006	2005	% Change	2004 (unaudited)	% Change
Net revenue	494,402	514,417	-4.0%	695,635	557,256	+24.8%	329,452	+69.1%
Revenues	494,402	514,417	-4.0%	695,635	557,256	+24.8%	329,452	+69.1%
Personnel Costs	(41,511)	(24,949)	66.4%	(38,186)	(21,651)	+76.4%	(13,225)	+63.7%
Expenses of active staff	6,142	6,094	0.8%	8,125	5,656	+43.7%	3,941	+43.5%
Outside services	(107,273)	(86,477)	24.1%	(114,104)	(77,367)	+47.5%	(68,655)	+12.7%
Other operating income	12,731	6,838	86.2%	14,063	8,044	+74.8%	9,832	-18.2%
Net Operating Expenses	(129,911)	(98,494)	31.9%	(130,102)	(85,318)	+52.5%	(68,107)	+25.3%

(€ 000s, except for percentages)	30/09/2007 (unaudited)	30/09/2006 (unaudited)	% Change	2006	2005	% Change	2004 (unaudited)	% Change
Taxes	(6,604)	(5,531)	19.4%	(8,848)	(14,302)	-38.1%	(5,308)	+169.4%
EBITDA	357,887	410,392	-12.8%	556,685	457,636	+21.6%	256,037	+78.7%
Depreciation and provisions	(157,317)	(137,568)	14.4%	(182,435)	(149,889)	+21.7%	(108,539)	+38.1%
Consolidated Operating Profit	200,570	272,824	-26.5%	374,250	307,747	+21.6%	147,498	+108.6%
Share of profits of companies accounted for using the equity method	(581)	(23)	2426.1%	0	36	-100.0%	(5,019)	-100.7%
Financial Income	9,033	25,417	-64.5%	31,802	4,423	+619.0%	8,171	-45.9%
Financial expenses	(117,562)	(69,668)	68.8%	(100,374)	(68,780)	+45.9%	(88,834)	-22.6%
Profit on the sale of non-current assets	0	0	-	934	157	+494.9%	0	+100.0%
Loss on the sale of non-current assets	0	0	-	0	(219)	-100.0%	0	+100.0%
Consolidated Profit Before Tax	91,460	228,550	-60.0%	306,612	243,364	+26.0%	61,816	+293.7%
Corporate Income Tax	(35,929)	(74,406)	-51.7%	(106,240)	(90,164)	+17.8%	(23,482)	+284.0%
Net Consolidated Profit for the Fiscal Year	55,531	154,144	-64.0%	200,372	153,200	+30.8%	38,334	+299.6%
Minority shareholders	(6,792)	(10,120)	-32.9%	(10,684)	(8,875)	+20.4%	(3,871)	+129.3%
Net Profit Attributable to the Parent Company	48,739	144,024	-66.2%	189,688	144,325	+31.4%	34,463	+318.8%

Historically the Company has not prepared financial information based on the business segments in which it operates. Therefore, the historical consolidated financial information of the Company corresponding to the fiscal years ended 31 December 2005 and 2006, the unaudited historical consolidated financial information corresponding to the fiscal year ended 31 December 2004, included exclusively for comparative purposes, as well as the financial information corresponding to the nine month periods ended 30 September 2006 and 2007, included exclusively for comparative purposes, have not been prepared based on business segments or countries. In 2007, because of the Offer, the Company organised its activities by business sector and it intends to report its results in accordance with the referenced business sectors in the future. The criteria for segmenting the Company's business are: (i) type of business and (ii) geographic segmentation of the wind business, as described in detail below.

➢ BUSINESS SEGMENTS

The Company's activities are organised in three business segments: (i) wind energy, (ii) mini-hydro energy and (iii) other business. The "Other Business" section includes the revenue and expenses deriving from the Company's solar energy facilities and from other activities not directly related to the generation of electricity from renewable energy sources, such as trading of green certificates of the Company's United States subsidiary, Community Energy Inc., and the electromechanical constructions of the subsidiary located in Greece, C. Rokas, S.A.

Set forth below, as complementary information, are the following tables containing unaudited financial information for the periods indicated in each of them:

30 September 2007 (non audited)	% of Revenues	Total	Wind	Mini-hydro	Other Businesses	Structure
	(In thousands of euros, except for percentages)					
Sales	100.0%	494,402	469,275	25,027	101	0
Provisions		0	0	0	0	0
Energy Income	100.0%	494,402	469,275	25,027	101	0
Personnel Expenses	-8.4%	-41,511	-17,934	-2,708	-7,635	-13,234
Expenses of Internalised Staff	1.2%	6,142	5,188	50	874	31
Net Personnel	-7.2%	-35,368	-12,746	-2,658	-6,761	-13,203
Fees	-2.1%	-10,139	-8,115	-751	-30	-1,244
Operation and Maintenance	-8.9%	-43,392	-41,517	-1,872	-2	0

Insurance	-1.2%	-5,992	-5,453	-499	-39	0
Development Costs	-3.1%	-15,468	-4,426	-403	-194	-10,445
Other	-6.5%	-32,282	-14,521	-2,301	-479	-14,981
Outside Services	-21.7%	-107,273	-74,032	-5,825	-745	-26,670
Other income	2.6%	12,730	4,929	1,473	5,272	1,056
Net Outside Services	-19.1%	-94,543	-69,104	-4,352	4,527	-25,614
Net Operating Expenses	-26.3%	-129,911	-81,850	-7,010	-2,234	-38,818
Taxes	-1.3%	-6,604	-5,835	-333	-400	-35
EBITDA	72.4%	357,887	381,590	17,683	-2,533	-38,852
Depreciation and Provisions	-31.8%	-157,317	-147,169	-8,304	0	-1,844
EBIT	40.6%	200,570	234,421	9,379	-2,533	-40,696

30 September 2006 (unaudited)	% of Revenues	Total	Wind	Mini-hydro	Other Businesses	Structure
	(In thousands of euros, except for percentages)					
Sales	100.0%	514,417	480,931	33,439	47	0
Provisions		0	0	0	0	0
Energy Income	100.0%	514,417	480,931	33,439	47	0
Personnel Expenses	-4.9%	-24,949	-11,980	-2,379	-3,704	-6,885
Expenses of Internalised Staff	1.2%	6,094	5,932	162	0	0
Net Personnel	-3.7%	-18,855	-6,048	-2,218	-3,704	-6,885
Fees	-2.1%	-10,641	-9,645	-354	-371	-270
Operation and Maintenance	-7%	-35,786	-34,399	-1,387	0	0
Insurance	-1.0%	-5,280	-5,097	-183	0	0
Development Costs	-2.0%	-10,457	-3,310	0	-373	-6,774
Other	-4.7%	-24,314	-11,388	-2,412	-151	-10,362
Outside Services	-16.8%	-86,477	-63,840	-4,335	-895	-17,406
Other income	1.3%	6,838	1,191	1,178	3,977	493
Net Outside Services	-15.5%	-79,639	-62,650	-3,158	3,082	-16,913
Net Operating Expenses	-19.2%	-98,494	-68,698	-5,375	-623	-23,799
Taxes	-1.1%	-5,531	-5,065	-464	0	-1
EBITDA	79.8%	410,392	407,168	27,600	-576	-23,800
Depreciation and Provisions	-26.7%	-137,568	-129,067	-8,357	0	-144
EBIT	53.0%	272,824	278,102	19,242	-576	-23,944

31st December 2006	% of Revenues	Total	Wind	Mini-hydro	Other Businesses	Structure
	(In thousands of euros, except for percentages)					
Sales	100.0%	695,635	654,417	41,161	57	0
Provisions	0.0%	0	0	0	0	0
Energy Income	100.0%	695,635	654,417	41,161	57	0
Personnel Expenses	-5.5%	-38,186	-17,607	-3,256	-6,357	-10,966
Expenses of Internalised Staff	1.2%	8,125	7,479	367	0	278
Net Personnel	-4.3%	-30,061	-10,128	-2,888	-6,357	-10,688
Fees	-2.1%	-14,342	-12,942	-604	-499	-297
Operation and Maintenance	-7%	-48,818	-46,873	-1,945	0	0
Insurance	-1%	-6,381	-6,048	-334	0	0
Development Costs	-0.3%	-1,715	-1,329	0	-386	0
Other	-6.2%	-42,849	-14,444	-3,226	-185	-24,994
Outside Services	-16.4%	-114,105	-81,636	-6,108	-1,069	-25,291
Other income	2%	14,064	2,292	1,848	6,900	3,024
Net Outside Services	-14.4%	-100,041	-79,343	-4,261	5,830	-22,267
Net Operating Expenses	-18.7%	-130,103	-89,472	-7,149	-527	-32,955
Taxes	-1.3%	-8,848	-8,070	-748	-15	-15
EBITDA	80%	556,685	556,876	33,264	-485	-32,970
Depreciation and Provisions	-26.2%	-182,435	-171,438	-10,830	0	-167
EBIT	53.8%	374,250	385,437	22,434	-485	-33,137

31st December 2005	% of Revenues	Total	Wind	Mini-hydro	Other Businesses	Structure
	(In thousands of euros, except for percentages)					
Sales	100.0%	557,256	518,201	39,055	0	0
Provisions	0%	0	0	0	0	0
Energy Income	100.0%	557,256	518,201	39,055	0	0
Personnel Expenses	-3.9%	-21,651	-9,385	-3,060	-2,403	-6,803
Expenses of Internalised Staff	1.0%	5,656	5,516	140	0	0
Net Personnel	-2.9%	-15,995	-3,869	-2,920	-2,403	-6,803
Fees	-1.9%	-10,832	-9,360	-1,117	0	-355
Operation and Maintenance	-6.5%	-36,294	-35,819	-402	-72	0

Insurance	-1%	-5,552	-5,337	-215	0	0
Development Costs	-0.7%	-3,784	-3,784	0	0	0
Other	-3.8%	-20,905	-7,257	-2,434	-100	-11,113
Outside Services	-13.9%	-77,367	-61,558	-4,169	-172	-11,468
Other income	1.5%	8,044	1,685	2,579	3,607	172
Net Outside Services	-12.4%	-69,323	-59,872	-1,589	3,435	-11,296
Net Operating Expenses	-15.3%	-85,318	-63,741	-4,509	1,032	-18,099
Taxes	-2.6%	-14,302	-13,787	-513	0	-1
EBITDA	82.1%	457,636	440,672	34,033	1,032	-18,100
Depreciation and Provisions	-26.9%	-149,889	-138,601	-11,271	0	-17
EBIT	55.2%	307,747	302,071	22,762	1,032	-18,117

31st December 2004	% of Revenues	Total	Wind	Mini-hydro	Other Businesses	Structure
	(In thousands of euros, except for percentages)					
Sales	100.0%	329,452	305,332	24,120	0	0
Provisions	0.0%	0	0	0	0	0
Energy Income	100.0%	329,452	305,332	24,120	0	0
Personnel Expenses	-4.0%	-13,225	-6,801	-3,334	-35	-3,055
Expenses of Internalised Staff	1.2%	3,941	3,941	0	0	0
Net Personnel	-2.4%	-9,284	-2,860	-3,334	-35	-3,055
Fees	-2.5%	-8,100	-7,335	-765	0	0
Operation and Maintenance	-10.3%	-33,933	-31,519	-2,414	0	0
Insurance	-2.2%	-7,109	-6,958	-151	0	0
Development Costs	-1.1%	-3,547	-3,547	0	0	0
Other	-4.9%	-15,966	-6,102	-2,441	-1,322	-6,101
Outside Services	-20.8%	-68,655	-55,462	-5,770	-1,322	-6,101
Other income	3%	9,832	7,503	2,329	0	0
Net Outside Services	-17.9%	-58,823	-47,959	-3,441	-1,322	-6,101
Net Operating Expenses	-20.7%	-68,107	-50,819	-6,775	-1,357	-9,156
Taxes	-1.6%	-5,308	-4,575	-733	0	0
EBITDA	77.7%	256,038	249,938	16,613	-1,357	-9,156
Depreciation and Provisions	-33%	-108,539	-94,474	-14,065	0	0
EBIT	44.8%	147,499	155,465	2,548	-1,357	-9,156

➢ GEOGRAPHICAL MARKETS

The Company has structured its principal business, wind energy, into the following geographical markets: (i) Spain and (ii) International. The International market, in turn, is divided into the following jurisdictions: (i) the United States of America (US), (ii) the United Kingdom and Ireland (UK) and (iii) the Rest of the World, which includes Portugal, Germany, Poland, Hungary, Estonia, France, Italy, Greece and Brazil.

The following tables contain unaudited financial information regarding the results of the wind business for each of the indicated periods:

				INTERNATIONAL WIND		
30 September 2007 (unaudited)	% of Revenues	Total	Spain	US	United Kingdom	Rest
	(In thousands of euros, except for percentages)					
Sales	100.00%	469,275	410,317	2,581	0	56,377
Supplies	0.00%	0	0	0	0	0
Energy Margin	100.00%	469,275	410,317	2,581	0	56,377
Personnel Expenses	-3.82%	-17,934	-10,430	-4,464	-366	-2,675
Internal Personnel Expenses	1.11%	5,188	3,302	1,789	6	92
Net Personnel	-2.72%	-12,746	-7,128	-2,675	-360	-2,583
Fees	-1.73%	-8,115	-6,584	-794	-82	-655
Operation & Maintenance	-8.85%	-41,517	-39,221	-83	0	-2,213
Insurance	-1.16%	-5,453	-5,041	-13	-1	-399
Development Costs	-0.94%	-4,426	-3,001	-1,410	-15	0
Other	-3.09%	-14,521	-5,242	-2,918	-2,592	-3,769
Outside Services	-15.78%	-74,032	-59,089	-5,218	-2,690	-7,035
Other Income	1.05%	4,929	4,495	0	0	434

Net Outside Services	-14.73%	-69,104	-54,594	-5,218	-2,690	-6,602
Net Operating Expenses	-17.44%	-81,850	-61,722	-7,893	-3,050	-9,185
Taxes	-1.24%	-5,835	-5,593	0	0	-242
EBITDA	81.31%	381,590	343,001	-5,311	-3,050	46,950
Depreciation and Provisions	-31.36%	-147,169	-124,821	-2,405	-2	-19,941
EBIT	49.95%	234,421	218,181	-7,716	-3,053	27,009

				INTERNATIONAL WIND		
30 September 2006	**% of Revenue**	**Total**	**Spain**	**US**	**United Kingdom**	**Rest**
(unaudited)						
	(In thousands of euros, except for percentages)					
Sales	100.0%	480,931	447,240	0	0	33,691
Supplies	0.0%	0	0	0	0	0
Energy Margin	100.0%	480,931	447,240	0	0	33,691
Personnel Expenses	-2.5%	-11,980	-8,805	-411	-146	-2,617
Internal Personnel Expenses	1.2%	5,932	5,842	0	0	90
Net Personnel	-1.3%	-6,048	-2,963	-411	-146	-2,528
Fees	-2.0%	-9,645	-8,780	-73	-42	-751
Operation & Maintenance	-7.2%	-34,399	-32,411	0	0	-1,988
Insurance	-1.1%	-5,097	-4,682	0	0	-415
Development Costs	-0.7%	-3,310	-3,310	0	0	0
Other	-2.4%	-11,388	-7,706	-1,044	-845	-1,793
Outside Services	-13.3%	-63,840	-56,890	-1,117	-886	-4,947
Other income	0.3%	1,191	862	0	0	329
Net Outside Services	-13.0%	-62,650	-56,028	-1,117	-886	-4,618
Net Operating Expenses	-14.3%	-68,698	-58,991	-1,528	-1,033	-7,146
Taxes	-1.1%	-5,065	-4,957	0	0	-109
EBITDA	84.7%	407,168	383,292	-1,528	-1,033	26,437
Depreciation and Provisions	-26.8%	-129,067	-118,727	-39	-1	-10,299
EBIT	57.8%	278,102	264,565	-1,567	-1,034	16,137

				INTERNATIONAL WIND		
31 December 2006	**% of Revenue**	**Total**	**Spain**	**US**	**United Kingdom**	**Rest**
		(In thousands of euros, except for percentages)				
Sales	100.0%	654,417	601,201	0	0	53,217
Supplies	0.0%	0	0	0	0	0
Energy Margin	100.0%	654,417	601,201	0	0	53,217
Personnel Expenses	-2.7%	-17,607	-11,925	-1,269	-234	-4,179
Internal Personnel Expenses	.1%	7,479	6,042	300	826	311
Net Personnel	1.6%	-10,128	-5,883	-968	592	-3,868
Fees	-2%	-12,942	11,538	-301	-52	-1,050
Operation & Maintenance	-7.2%	-46,873	-44,456	0	0	-2,417
Insurance	-0.9%	-6,048	-5,483	0	0	-565
Development Costs	-0.2%	-1,329	-1,329	0	0	0
Other	-2.2%	-14,444	-9,946	-1,626	-1,142	-1,731
Outside Services	-12.5%	-81,636	-72,751	-1,927	-1,195	-5,763
Other income	0.4%	2,292	1,662	0	0	630
Net Outside Services	-12.1%	-79,343	71,089	-1,927	-1,195	-5,133
Net Operating Expenses	-13.7%	-89,472	-76,972	-2,895	-603	-9,002
Taxes	-1.2%	-8,070	-6,765	0	-789	-516
EBITDA			517,46			
	85.1%	556,876	3	2,895	1,392	43,699
Depreciation and Provisions	-26.2%	-171,438	-151,334	-116	-2	-19,986
EBIT			366,12			
	58.9%	385,437	9	-3,011	-1,394	23,713

		TOTAL	**WIND**	**INTERNATIONAL WIND**		
31 December 2005	**% of Revenues**	**Total**	**Spain**	**US**	**United Kingdom**	**Rest**
		(In thousands of euros, except for percentages)				
Sales	100.0%	518,201	501,064	0	0	17,137
Supplies	0.0%	0	0	0	0	0
Energy Margin	100.0%	518,201	501,064	0	0	17,137
Personnel Expenses	-1.8%	-9,385	-8,502	0	-93	-791

Internal Personnel Expenses	1.1%	5,516	5,516	0	0	0
Net Personnel	-0.8%	-3,869	-2,986	0	-93	-791
Fees	-1.8%	-9,360	-9,251	0	-19	-90
Operation & Maintenance	-6.9%	-35,819	-34,533	0	0	-1,286
Insurance	-1%	-5,337	-5,337	0	0	0
Development Costs	-0.7%	-3,784	-3,722	0	-63	0
Other	-1.4%	-7,257	-6,379	0	-345	-533
Outside Services	-11.9%	-61,558	-59,222	0	-426	-1,909
Other income	0.3%	1,685	1,544	0	0	141
Net Outside Services	-11.6%	-59,872	-57,678	0	-426	-1,768
Net Operating Expenses	-12.3%	-63,741	-60,664	0	-519	-2,559
Taxes	-2.7%	-13,787	-13,787	0	0	0
EBITDA	85.0%	440,672	426,613	0	-519	14,578
Depreciation and Provisions	26.8%	-138,601	-133,456	0	0	-5,145
EBIT	58.3%	302,071	293,157	0	-519	9,433

				INTERNATIONAL WIND		
31 December 2004	**% of Revenue**	**Total**	**Spain**	**US**	**United Kingdom**	**Rest**
		(In thousands of euros, except for percentages)				
Sales	100.0%	305,332	305,332	0	0	0
Supplies	0.0%	0	0	0	0	0
Energy Margin	100.0%	305,332	305,332	0	0	0
Personnel Expenses	-2.2%	-6,801	-6,801	0	0	0
Internal Personnel Expenses	1.3%	3,941	3,941	0	0	0
Net Personnel	-0.9%	-2,860	-2,860	0	0	0
Fees	-2.4%	-7,335	-7,335	0	0	0
Operation & Maintenance	-10.3%	-31,519	-31,519	0	0	0
Insurance	-2.3%	-6,958	-6,958	0	0	0
Development Costs	-1.2%	-3,547	-2,934	0	0	-613
Other	-2.0%	-6,102	-5,851	0	0	-252
Outside Services	-18.2%	-55,462	-54,597	0	0	-865
Other income	2.5%	7,503	7,503	0	0	0
Net Outside Services	-15.7%	-47,959	-47,094	0	0	-865
Net Operating Expenses	-16.6%	-50,819	-49,954	0	0	-865
Taxes	-1.5%	-4,575	-4,575	0	0	0
EBITDA	81.9%	249,938	250,803	0	0	-865
Depreciation and Provisions	-30.9%	-94,474	-94,474	0	0	0
EBIT	50.9%	155,465	156,329	0	0	-865

Comparison of nine-month periods ended 30 September 2006 and 2007, in accordance with International Financial Reporting Standards ("IFRS")

- **Revenue**

Revenue decreased by 3.9%, going from 514,417 thousand euros in September 2006 to 494,402 thousand euros in September 2007. This drop is principally due to the decrease in revenue from wind generation, which went from 480,931 thousand euros in September 2006 to 469,274 thousand euros in September 2007, as well as a fall in mini-hydro generation revenue, which went from 33,439 thousand euros to 25,027 during the periods analysed.

On the other hand, revenue from other businesses increased, going from 47 thousand euros in September 2006 to 101 thousand euros in September 2007.

- **Business sectors**

The following table shows the change in revenue obtained by the Company's principal businesses between September 2006 and 2007:

30 September

	2007 (unaudited)	2006 (unaudited)	% Change
Revenue	(in thousands of euros)		
Wind	469,274	480,931	-2.4%
Mini-hydro	25,027	33,439	-25.1%
Other Businesses	101	47	114.9%
Total	494,402	514,417	-3.9%

Wind business

Revenue from wind generation decreased by 2.4%, going from 480,931 thousand euros in September 2006 to 469,274 thousand euros in September 2007. This drop is principally due to the decrease in revenue from wind generation in Spain, which went from 447,240 thousand euros in September 2006 to 410,317 thousand euros in September 2007. However, there was an increase in international wind revenue of 75.1%, mostly from the "rest of the world" section, going from 33,691 thousand euros in September 2006 to 56,377 thousand euros in September 2007.

Wind business revenue broken down by geographic markets

The following table shows the change in revenue obtained between the period September 2006 and 2007 by the wind business broken down by the geographical markets in which the Company operates.

Wind Business Revenue	**30 September**		
	2007 (unaudited)	**2006 (unaudited)**	**% Change**
	(in thousands of euros)		
Spain	410,317	447,240	-8.3%
International	58,958	33,691	75.1%
US	2,581	0	-
United Kingdom	0	0	-
Rest of the World	56,377	33,691	67.4%
Total	**469,275**	**480,931**	**2.4%**

The following table shows the change in installed capacity between September 2006 and 2007, broken down by the geographical markets in which the Company operates:

Installed Capacity	**30 September**		
	2007 (unaudited)	2006 (unaudited)	% change
	(in MW)		
Spain	4,034	3,395	18.8%
International	601	348	72.7%
US	54	0	-
United Kingdom	0	0	-
Rest of the World	547	348	57.2%
Total	**4,635**	**3,743**	**23.8%**

The following table shows the change in electric energy produced by the wind business between September 2006 and 2007, broken down by the geographical markets in which the Company operates:

Electric Energy Production	**30 September**		
	2007 (unaudited)	2006 (unaudited)	% change
	(in GWh)		
Spain	5,357	4,687	14.3%
International	779	494	57.7%
U.S.	46	0	-
UK	0	0	-
Rest of World	733	494	48.4%

Total	**6,136**	**5,181**	**18.4%**

The following table shows the evolution of the average prices of the electric energy produced by the wind business between September 2006 and 2007, broken down by the geographical markets in which the Company operates:

Average Prices	**30 September**		
	2007 (unaudited)	**2006 (unaudited)**	**% change**
	(in Euros/MWh)		
Spain	76.6	95.4	-19.7%
International	75.7	68.2	11.0%
US	55.8	-	-
United Kingdom	-	-	-
Rest of the World	76.9	68.2	12.7%
Total	**76.4**	**92.8**	**-17.7%**

Spain. Spain represented 93.0% and 87.4% of the total revenue generated by the wind business in the months of September 2006 and September 2007, respectively. Revenue from wind generation in Spain decreased by 8.3%, from 447,240 thousand euros in September 2006 to 410,317 thousand euros in September 2007. This evolution is mostly due to the decrease in revenue of 88,279 thousand euros which is a result of the decrease in average electricity prices in Spain, which went from 95.4 euros per MWh to 76.6 euros per MWH, a 20% drop, mainly because of the decreasing evolution of the price of CO2 emission rights.

However, on average, the market prices were 40.4% and 11.8% higher compared to the fixed rate prices in September 2006 and September 2007, respectively. As a result, 100% was sold under the market mode during the nine months from September 2006 and 2007. The impact on prices is calculated by determining the difference between the price in a given month of the current year and the price in the same month of the previous year, then multiplying the result by output in the month of the current year. This impact is calculated monthly for each wind farm until the end of the year, at which point global data for the entire year are calculated.

The drop in revenue from wind generation was partially compensated by an increase of 51,356 thousand euros in revenue in Spain, due to the impact on output. The increase in the production of wind energy is mainly due to the 19% increase in the installed wind capacity in Spain, which went from 3,395 MW in September 2006 to 4,035 MW in September 2007. The impact on output is calculated by determining the difference between the output in a given month of the current year and the same month of the previous year, then multiplying the result by the price in the month of the current year. This impact is calculated monthly for each wind farm until the end of the year, at which point global data for the entire year are calculated.

International. Revenue from international wind generation increased by 75.1%, from 33,691 thousand euros in September 2006 to 58,958 thousand euros in September 2007, due to the expansion of our international operations, the increase in wind energy production and the stability of international wind energy prices.

The increase in international wind revenue by 25,267 thousand euros is basically due to a 57.7% increase in the production of international wind energy, going from the 494 GWh which was produced in September 2006 to the 779 GWh which was produced in September 2007. This production increase can be explained by the increase in international installed capacity, which held 253 MW more in September 2007 versus September 2006, principally due to installed wind capacity increases in countries such as Poland, Germany, Portugal, France, the United States and Greece.

The average price of internationally generated wind electricity increased from 68.2 euros per MWh in September 2006 to 75.7 euros per MWh in September 2007, due to our entrance in new countries with new regulatory frameworks and tax regimes.

Mini-hydro business

Revenue from the mini-hydro segment decreased by 25.1%, from 33,439 thousand euros in September 2006 to 25,027 thousand euros in September 2007. This drop occurred as a result of mini-hydro prices that were lower in September 2007 (55.6 euros per MWh) than in September 2006 (78.3 euros per MWh). This decrease in average prices was due to a drop in the market prices, which affected the compensation of all facilities under the ordinary scheme, and practically all the facilities under the special regime, which had opted to sell the electricity produced at market price plus a prime margin.

Mini-hydroelectric energy production increased by 5.4%, from 427 GWh in September 2006 to 450 in September 2007 due to the increase in rainfall.

Other Businesses

The Company obtained a 114.9% increase in revenue from other businesses, going from 47 thousand euros in September 2006 to 101 thousand euros in September 2007. Most of this increase comes from the revenue from other international business, which obtained 49 thousand euros in revenue in September 2007.

- **Personnel Expenses**

Personnel expenses increased by 66.4%, going from 24,949 thousand euros in September 2006 (4.9% of the company's revenue) to 41,511 thousand euros in September 2007 (8.4% of the Company's revenue).

The following table shows the evolution in the Company's personnel costs broken down by business and the geographic markets in which it operates, as well as in the average weighted staff, during the period between September 2006 and 2007:

Personnel Costs	30 September			30 September	
	2007 (unaudited)	2006 (unaudited)	% change	2007	2006

	(in thousands of euros)			(average no. employees)	
Wind	17,934	11,980	49.7%	523	382
Spain	10,429	8,806	18.4%	367	270
International	7,505	3,174	136.5%	156	112
Mini-hydro	2,708	2,379	13.8%	66	60
Other Businesses	7,635	3,704	106.1%	217	204
Overhead	13,234	6,886	92.2%	48	40
Total	41,511	24,949	66.4%	854	686

Note: In the consolidated annual accounts for 2006 the figure for the arithmetic average non-weighted staff appears.

The increase in personnel expenses was caused by a 49.7% increase in wind business personnel expenses between September 2006 and 2007, principally due to the intensive hiring of new personnel in order to support the international expansion plans and the integration of new acquisitions.

In Other Business, the 3,931 thousand euro (106.1%) increase from September 2006 to September 2007 is due to the increase in payroll needed to establish the overhead for the Company's expansion in the renewable energy business.

- **Capitalisation of personnel costs**

Capitalisation of personnel costs increased by 0.79% from 6,094 thousand euros in September 2006, the equivalent of 1.2% of the Company's revenue, to 6,142 thousand euros in September 2007, which was equivalent to 1.23% of the Company's revenue. This slight increase was due to the increase in international wind projects in September 2007 versus September 2006, which enabled an increase in the capitalisation of international personnel costs.

- **Outside Services**

The following are the most significant items containing Outside Service expenses:

- Operating and Maintenance Costs: all costs related to the conservation, operation and maintenance of the Company's facilities.
- Fees: the costs generated by land occupation, not including the land where the Company's facilities are located.
- Insurance: insurance premiums paid in order to insure Company facilities against possible contingencies that could occur.
- Development Costs: includes the expenses incurred by the Company for prospecting and the development of new renewable facilities in beginning phases.

Expenses related to Outside Services saw an increase by 24.0% from 86,477 thousand euros in September 2006, the equivalent of 16.8% of the Company's revenue, to 107,273 thousand euros in September 2007, which was equivalent to 21.7% of the Company's revenue in said period. The following table represents the evolution of expenses related to outside services between September 2006 and September 2007, broken down by the Company's business and the geographical markets in which the Company operates:

Outside Services

	2007 (unaudited)	2006 (unaudited)	% change
	(in thousands of euros)		
Wind	74,032	63,840	16.0%
Spain	59,089	56,890	3.9%
International	14,943	6,950	115.0%
Mini-hydro	5,825	4,335	34.4%
Other Businesses	745	895	-16.8%
Overhead	26,670	17,406	53.2%
Total	**107,273**	**86,477**	**24.0%**

Outside service expenses in the wind generation segment increased by 16.0%, principally due to the 115.0% increase in outside services on an international level. In Spain, outside service expenses increased by 3.9%, basically due to the greater operating costs of the Company's electrical energy generation facilities (including operation and maintenance, land lease fees and insurance on the facilities). Outside service expenses related to the production of mini-hydro energy saw a 34.4% increase between September 2006 and September 2007, basically due to the expenses from the hydro fees (amounts paid to hydro basins for the exploitation of hydroelectric generation administrative concessions). Finally, overhead from outside services saw a 53.2% increase, going from 17,406 thousand euros in September 2006 to 26,670 thousand euros in September 2007, due to the increase in outside support services as a result of the business expansion.

- **Other operating revenue**

The other operating revenue item saw an 86.2% increase, going from 6,838 thousand euros in September 2006 (1.3% of the company's revenue) to 12,730 thousand euros in September 2007 (2.6% of the Company's revenue), due to an increase in revenue from other wind farm developers which needed to use the Company's substations and lines.

- **Taxes other than the Business Tax**

Taxes other than the Business Tax increased by 19.4%, going from 5,531 thousand euros in September 2006 (1.1% of the company's revenue) to 6,604 thousand euros in September 2007 (1.3% of the Company's revenue). This increase occurred as a result of

the higher local fees and taxes which were paid due to the greater number of wind farms.

- **EBITDA**

EBITDA dropped by 12.8%, going from 410,392 thousand euros in September 2006 (79.8% of the company's revenue) to 357,887 thousand euros in September 2007 (72.4% of the Company's revenue). The following table shows the Company's EBITDA evolution between 30 September 2006 and 30 September 2007, broken down by the Company's business and the geographical markets in which it operates:

	30 September				
	2007 (unaudited)		2006 (unaudited)		
	EBITDA [1] (in thousands of euros)	EBITDA (margin) [2]	EBITDA [1] (in thousands of euros)	EBITDA (margin) [2]	% change EBITDA
Wind	381,590	81.3%	407,168	84.7%	-6.3%
Spain	343,001	83.6%	383,292	85.7%	-10.5%
International	38,589	65.4%	23,876	70.9%	61.6%
Mini-hydro	17,683	70.8%	27,600	82.5%	-35.9%
Other Businesses	-2,533	-2,508%	-576	-1,225%	-339.8%
Overhead	-38,852	-	-23,800	-	-63.2%
Total	**357,887**	**72.4%**	**410,392**	**79.8%**	**-12.8%**

(1) EBITDA represents earnings before interest, taxes, depreciation and amortisation. The EBITDA item is included in this table because it is frequently used by investors and analysts to compare similar companies. However, since not all companies calculate EBITDA using the same parameters, EBITDA may not be comparable with the EBITDA of other similar companies. EBITDA is not an item which is recognised under International Financial Reporting Standards (IFRS) and should not be considered an alternative to operating profit, operating income or any other operating profitability indicator of a company recognised by IFRS. EBITDA should not under any circumstances be compared with operating income, net income or operating cash flows and should not be used as an indicator of future or past profitability or liquidity.

(2) EBITDA margin equals the EBITDA divided by sales.

As can be appreciated in the table above, wind generation EBITDA decreased by 6.3% from September 2006 to September 2007, mainly as a result of the drop in wind EBITDA in Spain, which fell 10.5%, going from 383,292 thousand euros in September 2006 (85.7% of the Company's revenue) to 343,001 thousand euros in September 2007 (83.6% of the Company's revenue). Moreover, mini-hydro EBITDA fell 35.9% in September 2007 (27,600 thousand euros) when compared to September 2006 (17,683). The negative overhead EBITDA is due to the increase in the overhead expenses as a

result of the greater use of outside support services which were needed for the business expansion.

- . **Depreciation and provisions**

The depreciation and provisions item increased by 14.4%, from 137,568 thousand euros in September 2006 to 157,317 thousand euros in September 2007. This increase was mainly due to the increase in the Company's wind farm operating assets that occurred in 2007.

- **Financial revenue**

Financial revenue decreased by 64.5%, going from 25,417 thousand euros in September 2006 (4.9% of the Company's revenue) to 9,033 thousand euros in September 2007 (1.8% of the Company's revenue). This was basically due to the settlement of non-hedging derivates, which amounted to 19,762 thousand euros in September 2006 and 77 thousand euros in September 2007.

- **Financial expenses**

Financial expenses increased by 68.7%, going from 69,668 thousand euros in September 2006 (13.5% of the Company's revenue) to 117,562 thousand euros in September 2007 (23.8% of the Company's revenue), which was due to the increase in bank debt and intragroup debts need to finance the Company's increased installed capacity.

- **Business Tax**

The Business Tax expense decreased by 51.7%, from 74,406 thousand euros in September 2006 to 35,930 thousand euros in September 2007, as the tax rate was 32.6% in September 2006 and 39.3% in September 2007. The tax bill was higher in September 2007, basically because of consolidation adjustments in the amount of 7,584 thousand euros which were included in the period in order to reduce the differed tax which arose from the elimination of intragroup operations through a sale of assets. Without this correction, the tax rate in September 2007 would have been 31%.

- **Minority interests**

The minority interests item dropped by 32.9%, going from 10,120 thousand euros in September 2006 (2.0% of the revenues of the company) to 6,792 thousand euros in September 2007 (1.4% of the revenues of the company). This drop is mostly due to a decrease in the profits obtained by some companies in which we hold minority interests.

- **Net profit**

Net profit decreased by 66.2%, going from 144,024 thousand euros in September 2006 (28.0% of the Company's revenue) to 48,739 thousand euros in September 2007 (9.9% of the Company's revenue).

Comparison of the fiscal years which ended 31 December 2005 and 2006

- **Revenue**

Revenue increased by 24.8%, from 557,256 thousand euros in 2005 to 695,635 thousand euros in 2006, owing principally to the increase in revenue from wind generation, both in the domestic and in the international market, by 136,216 thousand euros, going from 518,201 thousand euros in December 2005 to 654,417 in December 2006, which resulted in an increase of 26.3%, and the increase in mini-hydro generation revenue of 2,106 thousand euros, which resulted in an increase of 5.4%.

➢ **Business sectors**

The following table shows the change in revenue obtained by the Company's principal businesses between the 2005 and 2006 fiscal years:

	31 December		
	2006	2005	% change
Revenue	(in thousands of euros)		
Wind	654,417	518,201	26.3%
Mini-hydro	41,161	39,055	5.4%
Other Businesses	57	-	-
Total	**695,635**	**557,256**	**24.8%**

Wind business

The revenues from the wind business increased by 26.3%, from 518,201 thousand euros generated in 2005 to 654,417 thousand euros generated in 2006. The increase in revenue from the wind business basically resulted from the increase in revenue generated in Spain (20.0%), from 501,064 thousand euros in 2005 to 601,201 thousand euros in 2006. Revenue also saw an increase of up to 210.5% in the Rest of the World, from 17,137 thousand euros in 2005 to 53,217 thousand euros in 2006.

Wind business revenues by geographical market

The following table shows the change in revenue obtained by the wind business from 2005 to 2006 in the geographical markets in which the Company operates:

Wind Business Revenues	31 December		
	2006	2005	% change
	(in thousands of euros)		
Spain	601,201	501,064	20.0%

Wind Business Revenues	31 December		
	2006	2005	% change
	(in thousands of euros)		
International	53,217	17,137	210.5%
US	-	-	-
United Kingdom	-	-	-
Rest of the World	53,217	17,137	210.5%
Total	**654,417**	**518,201**	**26,3%**

The following table shows the change in installed capacity between fiscal years 2005 and 2006, broken down by the geographical markets in which the Company operates:

Installed Capacity	31 December		
	2006	2005	% change
	(In MW)		
Spain	3,662	3,258	11.2%
International	440	236	86.4%
US	26	—	—
United Kingdom	—	—	—
Rest of the World	414	236	75.4%
Total	**4,102**	**3,494**	**17.4%**

The following table shows the change in electric energy produced by the wind business between fiscal years 2005 and 2006, broken down by the geographical markets in which the Company operates:

Electric Energy Production	31 December		
	2006	2005	% change
	(In GWh)		
Spain	6,624	6,240	6.2%
International	705	232	203.9%

US	—	—	—
United Kingdom	—	—	—
Rest of the World	705	232	203.9%
Total	**7,329**	**6,471**	**13.3%**

The following table shows the change in the average prices for the electricity produced by the wind business in the geographic areas in which the Company perates for the 2005 and 2006 fiscal years:

Average prices	31 December		
	2005	2006	% change
	(in €/MWh)		
Spain	90.8	80.3	13.1%
International	75.5	74.0	2.0%
U.S.	-	-	-
UK	-	-	-
Rest of World	75.5	74.0	2.0%
Total	**89.3**	**80.1**	**11,5%**

Spain. Spain represented 96.7% and 91.1% of the revenues generated by the wind business in 2005 and 2006, respectively. The revenues generated by the wind business in Spain increased by 20% from 2005 to 2006, from 501.064 thousand euros in 2005 to 601.201 thousand euros in 2006, that is an increase of €100.137 thousand, of which 65.294 thousand euros arose from the increase in average prices of electricity generated by the Company's wind facilities. The average price of the electricity generated by the Company's wind facilities in 2006 was 90.8 euros per MWh, an increase of 13% by comparison with the average price of 80.3 euros per MWh in 2005. The increase in the average price of electricity is primarily the result of the change of compensation system: those of the Company's wind farms that had in 2005 elected to use the regulated tariff system but have not opted to use market prices. Market prices were 37.8% and 35.4% higher than the regulated tariffs in 2005 and 2006, respectively. The impact on prices is calculated by determining the difference between the price in a given

month of the current year and the price in the same month of the previous year, then multiplying the result by output in the month of the current year. This impact is calculated monthly for each wind farm until the end of the year, at which point global data for the entire year are calculated.

Also, of the increase in revenues generated by the wind business in Spain, 34.842 thousand euros resulted from the 6.2% increase in production of electricity generated by the Company's wind facilities, which went from 6,240 GWh produced in 2005 to 6,624 GWh produced in 2006. The increased output of wind energy was essentially attributable to the 12.4% growth in installed wind capacity in Spain, which rose from 3,258 MW at 31 December 2005 to 3,662 MW at 31 December 2006. The impact on prices is calculated by determining the difference between the price in a given month of the current year and that of the same month of the previous year, then multiplying the result by the price in the month of the previous year. This impact is calculated monthly for each wind farm until the end of the year, at which point global data for the entire year are calculated.

International. The revenues generated by the Company's wind business in the international market increased by 210.5% from 2005 to 2006, from 17.137 thousand euros in 2005 to 53.217 thousand euros in 2006, as a result of increased production of electricity by the Company's wind facilities and an increase in international electricity prices, which nonetheless was less than the price increase in Spain. The increase in electricity production of the Company's wind facilities resulted from an increase in installed capacity at the international level, which increased by 204 MW (86%) from 2005 to 2006, due mainly to the consolidation for accounts purposes of Greek subsidiary C. Rokas, S.A. and to the increase in installed capacity in Germany, Brazil, the United States of America, France, Greece, Poland and Portugal.

Mini-hydro business

The revenue generated by the Company's mini-hydro business increased by 5.4% from 2005 to 2006, from 39.055 thousand euros in 2005 to 41.161 thousand euros in 2006. This increase was principally due to the increase in average prices of electricity produced by the Company's mini-hydro facilities.

The average price of electricity produced by the Company's mini-hydro facilities was 66.63 euros per MWh in 2005 and 76.48 euros per MWh in 2006. This increase in average price was due in part to the combination of the price of mini-hydro electricity under the special system and the price under the ordinary system and in part to an increase in prices that affected the compensation of all facilities under the ordinary system and almost all of the Company's facilities under the special system that had opted to sell the electricity they generate under the regulated tariff system. On a parallel basis, in 2006 there was an 8.2% decrease in electricity produced by the Company's mini-hydro facilities, which decreased from 586 GWh produced in 2005 to 538 GWh produced in 2006, principally due to decreased rainfall in 2006, a year of low rainfall.

Other Businesses

The Company had revenue of 57 thousand euros generated from its photovoltaic solar facilities, an activity the Company began to develop in 2006.

- Personnel Expenses

Personnel expenses increased by 76.4% from 2005 to 2006, from 21.651 thousand euros, equivalent to 3.9% of the Company's revenues, to 38.186 thousand euros in 2006, equivalent to 5.5% of the Company's revenues.

The following table contains the evolution of the Company's personnel costs based on the businesses and geographical markets in which it operates, as well as the average weighted staff from 2005 to 2006:

Personnel Costs	31 December		% change	31 December	
	2006	2005		2006	2005
	(€ 000,000s)			(average no, employees)	
Wind	17,607	9,385	87.6%	396	251
Spain	11,925	8,501	40.3%	272	213
International	5,682	884	542.8%	124	38
Mini-hydro	3,256	3,060	6.5%	60	59
Other Businesses	6,357	2,403	164.5%	207	30
Overhead	10,966	6,803	61.2%	48	36
Total	**38,186**	**21,651**	**76.4%**	**711**	**376**

Note: in the annual consolidated accounts of 2006 the figure for the arithmetic average non-weighted staff appears.

The increase in personnel expenses was the result of an 87.6% increase in personnel expenses in the wind business from 2005 to 2006, due mainly to the rapid recruitment of new staff necessary to provide cover for international expansion plans and the integration of new acquisitions. The increase also reflects the significant rise in personal costs in the international wind business market, which was 542.8% from 2005 to 2006, as a result of the greater number of wind farms operated by the Company in the international market, and the higher salaries of international personnel.

Besides, personnel costs related to the production of wind energy in Spain increased by some 3,424 thousand euros, as a result of the increase in the number of employes, in keeping with the future growth of the Company.

In Structure, the increase of €4.163 thousand, or 61.2%, results on the one hand from the incorporation of the staff of Community Energy Inc. and, on the other hand, from incorporation of 100% of the expenses of the Rokas Group, since during the 2005 fiscal year there was full consolidation starting with the final quarter.

The Company's personnel costs related to the mini-hydro business increased by 196 thousand euros from 2005 to 2006.

- Capitalisation of personnel costs

Capitalisation of personnel costs increased by 43.6% from 2005 to 2006, from 5.656 thousand euros in 2005, the equivalent of 1% of the Company's revenues, to 8.125 thousand euros in 2006, equivalent to 1.2% of the Company's revenues. The personnel costs of employees engaged in the development and construction of the Company's facilities increased as a result of increased construction of facilities in 2006.

- Outside Services

Expenses related to outside services increased by 47.5%, from 77.367 thousand euros in 2005, equivalent to 13.9% of the Company's revenues, to 114.105 thousand euros in 2006, equivalent to 16.4% of the Company's revenues in that period. The following table shows the evolution of expenses related to outside services from 2005 to 2006, based on the Company's businesses and the geographical markets in which it operates:

Outside Services		**31 December**		
		2006	2005	% change
		(€ .000s)		
Wind		81,637	61,558	32.5%
Spain		72,751	59,223	23.0%
International		8,886	2,335	280.8%
Mini-hydro		6,108	4,169	46.5%
Other Businesses		1,069	172	521.5%
Overhead		25,291	11,468	120.5%
Total		**114,105**	**77,367**	**47.4%**

The cost of outside wind services increased by 32.5% in the period from 2005 to 2006, principally due to a 23% increase in outside services in Spain during the same period

and a 280.8% increase in outside services at international level. The increase in outside services in Spain in 2006 basically was a result of the increase in operating costs of the Company's electricity generation facilities (including operating and maintenance, land lease fees and insurance for the facilities). The Other Businesses line also increased significantly, from 172 thousand euros in 2005 to €1.069 thousands in 2006, mainly as a result of the Company's international expansion. In addition, outside services related to the Company's mini-hydro facilities increased by 46.5% from 2005 to 2006. Central outside services increased by 120.5% due to an increase in the scope of services at Iberdrola, S.A. and the increase in outside support services as a result of the Company's business expansion.

- Other operating income

The other operating income line item increased by 74.8% from 2005 to 2006, increasing from 8.044 thousand euros in 2005, equivalent to 1.4% of the Company's revenue, to 14.064 thousand euros in 2006, equivalent to 2% of the Company's revenue. The increase was principally the result of payments received as a result of the assignment of usage rights to the Company's mini-hydro facilities to third parties, the integration of the metallic structure construction business of the Greek subsidiary, Rokas, S.A., which was consolidated within the IBERDROLA RENOVABLES Group from the last quarter of 2005, and the incorporation of the green certificates trading business of the United States subsidiary, Community Energy Inc., a company acquired in 2006.

- Taxes

Taxes other than Corporate Income Tax decreased by 38.1% over the period covered by the 2005 and 2006 fiscal years, from 14.302 thousand euros in 2005 to 8.848 thousand euros in 2006. The difference between the 2005 and 2006 fiscal years arises from the fact that in the 2005 fiscal year a provision was created in an amount of 8.109 thousand euros based on actions brought by the excise tax authorities regarding the Electricity Excise Tax for the 2000 and 2003 fiscal years.

- EBITDA

EBITDA increased by 21.6% from 457.636 thousand euros in 2005, equivalent to 82.1% of the Company's revenues, to 556.685 thousand euros in 2006, equivalent to 80% of the Company's revenues. The following table shows the evolution of the Company's EBITDA over the 2005 and 2006 fiscal years, based on the businesses engaged in by the Company and the geographical markets where it operates:

	31 December				
	2006		**2005**		
	EBITDA (1) (€ 000s)	EBITDA (margin) (2)	EBITDA (1) (€ 000s)	EBITDA (margin) (2)	% change EBITDA
Wind	556,876	85.1	440,672	85.0	26.4%

	31 December				
	2006		2005		
Spain	517,464	86.1	426,613	85.1	21.3%
International	39,412	74.1	14,059	82.0	N/A
Mini-hydro	33,264	80.8	34,032	87.1	(2.1%)
Other Businesses	(485)	850.9	850,9	0	(147.0%)
Overhead	(32,970)	N/A	(18,100)	0	(82.3%)
Total	**556,685**	**80.0**	**457,636**	**82.1**	**21.6%**

(1) EBITDA corresponds to earnings before interest, taxes, depreciation and amortisation. The EBITDA heading is included in this table because it is frequently used by investors and analysts to compare similar companies. However, since not all companies calculate EBITDA using the same parameters, EBITDA may not be comparable with the EBITDA of other similar companies. EBITDA is not a heading recognised under International Financial Reporting Standards (IFRS) and should not be considered an alternative to operating profit, operating income or any other indicator of operating profitability of a company recognised by IFRS. EBITDA should not under any circumstances be compared with operating income, net income or operating cash flows and should not be used as an indicator of future or past profitability or liquidity.

(2) EBITDA margin corresponds to EBITDA divided by sales.

The increase in EBITDA is principally due to the 26.4% increase in the EBITDA of the wind business from the 2005 fiscal year to the 2006 fiscal year and, above all, the increase in the EBITDA of the Spanish wind business, which increased by 21.3% in 2006. EBITDA generated by the Company in Spain accounted for 96.8% and 92.9% of total EBITDA generated by the wind business in the years ended 31 December 2005 and 2005 respectively.

- Depreciation and provisions

The depreciation and provisions line item increased by 21.7%, from 149.889 thousand euros at 31 December 2005 to 182.435 thousand euros at 31 December 2006. This increase was the result of the increase in the operating assets of the Company's wind farms that occurred in 2006.

- Financial income

Financial income increased by 619%, from 4.423 thousand euros in 2005 to 31.802 thousand euros in 2006. This increase basically was due to an additional 23.542 thousand euros for the settlement of non-hedging derivatives. The costs related to the line item for property, plants and equipment in use increased by 212.4% to 6.052 thousand euros in 2006, principally due to the increase in debt used to finance development and construction of new facilities in 2006. Likewise, there was a decrease of 711 thousand euros in revenue from other tradable financial instruments.

- Financial expenses

Financial expenses increased by 45.9%, from 68.780 thousand euros in 2005 to 100.374 thousand euros in 2006. At 31 December 2006, expenses associated with financial debt totalled €98.709 thousand, of which €65.893 thousand corresponded to intragroup debt and €32.816 thousand to external debt, while at 31 December 2005 expenses associated with financial debt came to €61.257 thousand, of which €38.054 thousand corresponded to intragroup debt and €23.203 thousand to external debt. This increase is basically due to the increase in intragroup debt and external debt used to finance greater installed capacity, which rose from €2,270,916 thousand to 2,565,559 thousand and from €371.560 thousand to €591.090 thousand, respectively, between 31 December 2005 and 31 December 2006.

In addition, the change in the market value of non-hedging derivatives increased financial expenses by the amount of 12.027 thousand euros in 2005, and €4.925 thousand in 2006. Likewise, the hedging of interest rates for cash flow has resulted in a lower financial expenditure in 2005 and 2006 of €5.890 thousand and €3.902 thousand respectively.

- Corporate Income Tax

The expense deriving from Corporate Income Tax increased by 17.8% from 2005 to 2006, from 90.164 thousand euros at 31 December 2005 to 106.240 thousand euros at 31 December 2006, the effective tax rate being 37% in 2005 and 34.6% in 2006. The 37% effective tax rate in 2005 resulted from correction of certain investment deductions in the amount of 5.188 thousand euros taken in prior fiscal years. Absent this correction, the effective tax rate in 2005 would have been 34.9%.

- Minority interests

The minority interest line item increased by 20.4%, from 8.875 thousand euros in 2005 to 10.684 thousand euros in 2006, principally due to consolidation of the Greek subsidiary, C. Rokas, S.A.

- Net profit

Net profit increased by 31.4%, from 144.325 thousand euros at 31 December 2005 to 189.688 thousand euros at 31 December 2006.

<u>Comparison of the fiscal years ended 31 December 2004 and 2005</u>

- Revenues

Revenues increased by 69.2%, from 329.452 thousand euros in 2004 to 557.256 thousand euros in 2005, principally due to the increase in wind generation revenues, both in the domestic market and internationally, which increased from 305.332 thousand euros in 2004 to 518.201 thousand euros in 2005, an increase of 69.7%. In addition, revenues from mini-hydro generation increased from 24.120 thousand euros in 2004 to 39.055 thousand euros in 2005, an increase of 61.9%.

- Business sectors

The following table shows the change in revenues obtained by the Company's principal businesses as between the 2004 and 2005 fiscal years:

	31 December		
	2005	2004	% change
Revenues	(€ 000s)		
Wind	518,201	305,332	69.7%
Mini-hydro	39,055	24,120	61.9%
Other Businesses	—	—	—
Total	**557,256**	**329,452**	**69.2%**

Wind business

The revenues from the wind business increased by 69.7%, from 305.332 thousand euros generated in 2004 to 518.201 thousand euros generated in 2005. The increase in revenue from the wind business basically resulted from the increase in revenue generated in Spain, from 305.332 thousand euros in 2004 to 501.064 thousand euros in 2005, an increase of 64.1%. In 2005 the Company for the first time could recognise revenue from the Rest of the World, amounting to 17.137 thousand euros.

Wind business revenues by geographical market

The following table contains the change in revenues obtained by the wind business based on the geographical markets in which the Company operates, from 2004 to 2005.

Wind Business Revenues	**31 December**

		2005	2004	% change
		(€ 000s)		
Spain		501,0641	305,332	64.1%
International		17,137	—	N/A
US		—	—	—
United Kingdom		—	—	—
Rest of the World		17,137	—	—
Total		**518,201**	**305,332**	**69.7%**

The following table contains the change in installed capacity based on the geographical markets in which the Company operates, from 2004 to 2005:

Installed Capacity		**31 December**		
		2005	**2004**	**% change**
		(in MW)		
Spain		3,258	2,891	12.7%
International		236	—	—
US		—	—	—
United Kingdom		—	—	—
Rest of the World		236	—	—
Total		3,494	2,891	20.9%

The following table contains the evolution of average prices of electricity produced by the wind and mini-hydro business based on the geographical markets in which the Company operates, from 2004 to 2005:

Electric Energy Production	**31 December**

	2005	2004	% change
	(in GWh)		
Spain	6,240	4,846	28.8%
International	232	—	N/A
US	—	—	—
United Kingdom	—	—	—
Rest of the World	232	—	—
Total	6,471	4,846	33.5%

The following table contains the evolution of average prices of electricity produced by the wind business based on the geographical markets in which the Company operates, from 2004 to 2005:

Average prices	**31 December**		
	2005	**2004**	**% change**
(In Euros/MWh)			
Spain	80,3	63,0	27.5
International	74,0	—	—
US	—	—	—
United Kingdom	—	—	—
Rest of the World	74,0	—	—
Total	80,1	63,0	27.1

Spain. Spain represented 100% and 96.7% of revenue generated by the wind business during the 2004 and 2005 fiscal years, respectively. Revenue from the wind business in Spain increased by 64.1% from the 2005 to the 2006 fiscal year, from 305.332 thousand euros in 2004 to 501.064 thousand euros in 2005, of which 83.834 thousand euros arose from the increase in the average price of electricity

generated by the Company's wind facilities in Spain. The average price of the electricity generated by the Company's wind facilities in 2005 was 80.3 euros per MWh, an increase of 27.5% by comparison with the average price of 63 euros per MWh in 2004. Market prices were 3.1% and 37.8% higher than the regulated tariffs in 2004 and 2005, respectively. The impact on prices is calculated by determining the difference between the price in a given month of the current year and the price in the same month of the previous year, then multiplying the result by output in the month of the current year. This impact is calculated monthly for each wind farm until the end of the year, at which point global data for the entire year are calculated

Also, of the increase in revenue generated by the wind business in Spain, 111.898 thousand euros were due to a 28.8% increase in production of electricity generated by the Company's wind facilities in Spain, which increased from 4,846 GWh in 2004 to 6,240 GWh in 2005. The increase in output in Spain was attributable to an increase in installed capacity in Spain of 12.7% (installed capacity rose from 2,891 MW in 2004 to 3,258 MW in 2005). The impact on prices is calculated by determining the difference between the price in a given month of the current year and in the same month of the previous year, then multiplying the result by output in the month of the current year. This impact is calculated monthly for each wind farm until the end of the year, at which point global data for the entire year are calculated

International. The Company generated revenue of 17.137 thousand euros in 2005, generated by the Company's wind business in Greece and Portugal, mainly due to the consolidation of Rokas from the fourt quarter of 2005. 232 GWh of electricity were produced in the international market in 2005. The Company did not obtain derivative revenue in the international market in 2004.

Mini-hydro business

The revenue generated by the Company's mini-hydro business increased by 61.9% from 2004 to 2005, from 24.120 thousand euros in 2004 to 39.055 thousand euros in 2005. This increase in average prices was principally due to an increase in market prices, which effected of electricity produced by the Company's mini-hydro facilities, which accounted for additional revenue of €12.229 thousand. The average price of the electricity generated by the Company's mini-hydro facilities in 2004 was 42.59 euros per MWh. It was 66.63 euros per MWh in 2005. This increase in average price was due in average prices is due to an increase in market prices that affected the compensation of all facilities under the ordinary system and almost all the facilities under the special system that had opted to sell the electricity they generate under the regulated tariff system. In 2005 production of electricity by the Company's mini-hydro facilities increased by 3.5%, from 566 GWh produced in 2004 to 586 GWh produced in 2005, due to the high rainfall experienced in 2005, which brought with it additional revenue of 2.706 thousand euros.

Other Businesses

The Company had no profits from other businesses in 2004 and 2005.

- Personnel Expenses

Personnel expenses increased by 63.7% from the 2004 to the 2005 fiscal year, from 13.225 thousand euros in 2004, equivalent to 4% of the Company's revenues, to 21.651 thousand euros in 2005, equivalent to 3.9% of the Company's revenues.

The following table contains the evolution of the Company's personnel costs based on the businesses and geographical markets in which it operates, from 2004 to 2005:

Personnel Costs	31 December		% change	31 December	
	2005	2004		2005	2004
	(€ 000s)			(average employees)	
Wind	9,385	6,801	38.2%	251	146
Spain	8,501	6,801	25.0%	213	146
International	884	0	N/A	38	0
Mini-hydro	3,060	3,334	(8.2)%	59	56
Other Businesses	2,403	35	6,765.7%	30	1
Structure	6,803	3,055	122.6%	36	33
Total	21.651	13.225	63.7%	376	236

The 63.7% increase in personnel expenses in 2005, by comparison with personal expenses corresponding to the 2004 fiscal year, resulted from an increase of 38.2% in personnel expenses of the wind business, which increase, in turn, resulted from the 25% increase in personnel expenses of the wind business in Spain, as a result of the greater number of wind farms operated by the Company in Spain and, therefore, the greater number of employees hired by the Company. In addition, in 2005, the Company began to incur personnel expenses at international level for the first time, following the start-up of its operations in Poland, Germany and Greece, where the personnel expenses of Greek subsidiary C. Rokas, S.A. have been consolidated. Personnel costs corresponding to the mini-hydro business decreased by 8.2% from 2004 to 2005. Lastly, the structure's personnel costs increased by 122.6% as a result of contracting new personnel in order to carry out the Company's international expansion.

- Capitalisation of personnel expenses

Personnel expenses capitalised rose by 43.5% between and 2005, from 3.941 thousand euros in 2004, equivalent to 1.2% of the Company's revenues, to 5.656 thousand euros in 2005, equivalent to 1% of the Company's revenues, principally due to the increase in the number of personnel involved in development and construction of wind farms during this period.

- Outside Services

Expenses related to outside services increased by 12.7% from 2004 to 2005, from 68.655 thousand euros in 2004, equivalent to 20.8% of the Company's revenues, to 77.367 thousand euros in 2005, equivalent to 13.9% of the Company's revenues for that period. The following table shows the evolution of expenses related to outside services from 2004 to 2005, based on the Company's businesses and the geographical markets in which it operates:

Outside Services		31 December		
		2005	2004	% change
		(€ 000s)		
Wind		61,558	55,462	11.0%
Spain		59,223	54,597	8.4%
International		2,335	865	170.0%
Mini-hydro		4,169	5,770	(27.6)%
Other Businesses		172	1,322	(87.0)%
Structure		11,468	6,101	88.0%
Total		77,367	68,655	12.8%

The outside wind services increased by 11% in the period from 2004 to 2005, principally due to an 8.4% increase in outside services in Spain during the same period. The increase in outside services in Spain in 2005 basically was a result of the increase in operating costs of the Company's electricity generation facilities (including operating and maintenance, land lease fees and insurance for the facilities). The increases of 33.7% in land lease fees and 49.5% in development costs in 2005, which include the expenses of researching and developing new renewable facilities in early stages of development acquired to support the Company's international expansion, are partially offset by the 21.9% decrease in expenses related to the Company's insurance policies, which decrease resulted principally from reduction of the Company's premiums as a result of renegotiation of the contracts and extension of the coverage to the entire IBERDROLA RENOVABLES Group. Outside services rose significantly in 2005 relative to 2004 due to the global consolidation of Greek subsidiary C. Rokas, S.A. in the fourth quarter of 2005. Central outside services increased by 88.0% due to an increase in the services received from Iberdrola, S.A. and the increase in outside support services as a result of the Company's business expansion.

- Other operating income

The other operating income line item decreased by 18.4% from 2004 to 2005, from 9.832 thousand euros in 2004, equivalent to 3% of the Company's revenues, to 8.044 thousand euros in 2005, equivalent to 1.4% of the Company's revenues. The decrease reflects the lower margins under other operating income related to the metallic structure

construction business of the Greek subsidiary, Rokas, S.A., which was consolidated within the IBERDROLA RENOVABLES Group from the last quarter of 2005.

- Taxes

Taxes other than the Corporate Income Tax increased by 169.8% during the period from 2004 to 2005, from 5.308 thousand euros in 2004, equivalent to 1.6% of the Company's revenues, to 14.302 thousand euros in 2005, equivalent to 2.6% of the Company's revenues. This increase arises from the fact that in the 2005 fiscal year a provision was created in an amount of 8.109 thousand euros based on actions brought by the excise tax authorities regarding the Electricity Excise Tax for the 2000 and 2003 fiscal years.

- Income from companies consolidated by the equity method

Investments in companies of the IBERDROLA RENOVABLES Group contributed a €5.019 thousand loss to the Company's consolidated income statement for the year ended 31 December 2004, compared with income of €36,000 contributed to the IBERDROLA RENOVABLES Group's consolidated income statement for the year ended 31 December 2005. This situation is attributable to the fact that the losses generated by Enerbrasil in 2004 were reported by the equity method, whereas the losses of Enerbrasil in 2005 were fully consolidated.

- EBITDA

EBITDA increased by 78.7%, from 256.038 thousand euros in 2004, equivalent to 77.7% of the Company's revenues, to 457.636 thousand euros in 2005, equivalent 82.1% of the Company's revenues. The following table shows the evolution of the Company's EBITDA from 2004 to 2005, based on the businesses engaged in by the Company and the geographical markets where it operates:

	31 December				
	2005		2004		
	EBITDA (1) (€ 000s)	EBITDA (margin) (2)	EBITDA (1) (€ 000s)	EBITDA (margin) (2)	% change EBITDA
Wind	440,672	85.0	249,93	81.9	76.3%
Spain	426,613	85.1	250,803	82.1	70.1%
International	14,059	82.0	(865)	N/A	1725.31%
Mini-hydro	34,032	87.1	16,613	68.9	104.9%
Other Businesses	1,032	0	(1,357)	N/A	(176.0)%
Structure	(18,100)	—0	(9,156)	—	(97.7)%

Total		457,636	82.1	256,038	77.7	78.7%

(1) EBITDA corresponds to earnings before interest, taxes, depreciation and amortization. The EBITDA heading is included in this table because it is frequently used by investors and analysts to compare similar companies. However, since not all companies calculate EBITDA using the same parameters, EBITDA may not be comparable with the EBITDA of other similar companies. EBITDA is not a heading recognised under International Financial Reporting Standards (IFRS) and should not be considered an alternative to operating profit, operating income or any other indicator of operating profitability of a company recognised by IFRS. EBITDA should not under any circumstances be compared with operating income, net income or operating cash flows and should not be used as an indicator of future or past profitability or liquidity.

(2) EBITDA margin corresponds to EBITDA divided by sales.

EBITDA in Spain accounted for 96.8% of total EBITDA for the wind business in 2005. EBITDA margin increased by 4.4% at 31 December 2005 by comparison with 31 December 2004.

- **Depreciation and provisions**

The depreciation and provisions line item increased by 38.2%, from 108.539 million euros at 31 December 2004 to 149.889 thousand euros at 31 December 2005. This increase was the result of the increase in operating assets occurring in 2005.

- **Financial Income**

Financial income decreased by 45.9%, from 8.171 thousand euros in 2004 to 4.423 thousand euros in 2005, due mainly to a 62.9% decrease in capitalized financial expenses derived from the financing of costs related to the property, plants and equipment, which decreased from €5.216 thousand in 2004 to €1.937 thousand in 2005. The decrease in the capitalization of financial expenses was due to the decrease in financial expenses which is explained in the following paragraph.

- **Financial expenses**

Financial expenses decreased by 22.6%, from 88.834 thousand euros in 2004 to 68.780 thousand euros in 2005. At 31 December 2006, expenses associated with financial debt totalled 61.257 thousand euros, of which 38.054 thousand euros corresponded to intragroup debt and 23.203 thousand euros to external debt, while at 31 December 2005 expenses associated with financial debt came to 78.332 thousand euros, of which 27.667 thousand euros corresponded to intragroup debt and 50.665 thousand euros to external debt. This decrease results basically from the financial restructuring undertaken during the 2004 fiscal year of the debt originating in the companies acquired from Gamesa Energía during the 2003 fiscal year, during which a large part of the project finance debt

was replaced by financial debt of Iberdrola, S.A., at a lower interest rate. Although to a lesser extent, the decrease is also due to a lower financial expense 5.890 thousand euros as a result of cash flow hedge interest rate hedges. Also, the variation in the market value of the derivatives designated as non-hedging derivatives have resulted in financial expenses during the fiscal years 2004 and 2005 of 10.502 and 12.072 thousand euros, repectively.

- **Corporate Income Tax**

The expense deriving from the Corporate Income Tax increased by 284% from 2004 to 2005, from 23.482 thousand euros at 31 December 2004 to 90.164 thousand euros at 31 December 2005, the effective tax rate being 38% in 2004 and 37% in 2005. The 38% effective tax rate in 2004 was a result of an error in the amount of 4.276 thousand euros deriving from the process of adaptation to IFRS (International Financial Reporting Standards) accounting principles. Had this error not occurred, the effective tax rate would have been 31%. The 37% effective tax rate in 2005 resulted from correction of certain investment deductions in the amount of 5.188 thousand euros taken in prior fiscal years. Absent this correction, the effective tax rate in 2005 would have been 34.9%.

- **Minority interests**

The minority interest line item increased by 129.3%, from 3.871 thousand euros in 2004 to 8.875 thousand euros in 2005, principally due to adjustments in depreciation made in 2004 and prior years by the subsidiary Eólicas de la Rioja, S.A. (a company absorbed by Iberdrola Energías Renovables de La Rioja, S.A., on 24 October 2007).

- **Net profit**

Net profit increased by 318.8%, from 34.463 thousand euros at 31 December 2004 to 144.325 thousand euros at 31 December 2005.

9.2.1 Information regarding significant factors, including unusual or infrequent events or new developments, materially affecting the issuer's income from operations, indicating the extent to which income was so affected

The revenue of IBERDROLA RENOVABLES has not been affected by events outside the normal conduct of its business.

9.2.2 Where the financial statements disclose material changes in net sales or revenues, provide a narrative discussion of the reasons for such changes

There have been no important changes in sales or revenues resulting in significant changes in the financial statements.

9.2.3 Information regarding any governmental, economic, fiscal, monetary or political policies or factors that have materially affected, or could materially affect, directly or indirectly, the issuer's operations

The principal factors that may affect IBERDROLA RENOVABLES's prospects are those discussed in section **0** of this Prospectus (risk factors), as well as what is stated

regarding the regulatory framework applicable to the Company in section **0** of the Registration Document.

9.3 Financial information related to the segmentation of the pro forma Profit and Loss Account included in the pro forma financial statements for December 2006 and September 2007, in lline with what is stipulated in section IV.20.2 of the present Prospectus

Pro forma Profit and Loss Account at 31 December 2006 segmented by area of acivity:

Pro Forma Profit and Loss Account	Wind										
December 2006	Spain	USA	United Kingdom	Rest of the World	Total	Mini-hydro	Gas	Thermal	Energy contracts	Others	TOTAL
(Figures in millions of euros)											
Net amount of business figure	601.2	239.2	92.0	53.2	985.6	41.2	53.3	365.0	87.8	4.0	1,537.0
Purchases	0.0	-104.3	0.0	0.0	-104.3	0.0	-1.9	-302.4	-9.1	0.0	-417.7
GROSS MARGIN	601.2	134.9	92.0	53.2	881.3	41.2	51.5	62.6	78.7	4.0	1,119.3
Ooperating expenses	-83.7	-37.4	-16.7	-9.7	-147.5	-7.9	-18.3	-12.6	-42.4	-47.8	-276.5
EBITDA	517.5	97.5	75.3	43.5	733.8	33.3	33.2	50.0	36.3	-43.8	842.8
Depreciations and provisions	-151.3	-84.8	-45.8	-20.2	-302.1	-10.8	-30.7	-14.6	-1.0	1.9	-357.3
OPERATING PROFIT	366.2	12.7	29.5	23.3	431.7	22.5	2.5	35.4	35.3	-41.9	485.5

Pro forma Profit and Loss Account at 31 of December 2006 segmented by geographical area:

Pro Forma Profit and Loss Account					
December 2006	Spain	USA	United Kingdom	Rest	Total
(Figures in millions of euros)					
	642.4	749.4	92.0	53.2	1,537.0
Purchases	0.0	-417.7	0.0	0.0	-417.7
GROSS MARGIN	642.4	331.7	92.0	53.2	1,119.3
Operating Expenses	-100.4	-126.2	-16.7	-33.2	-276.5
EBITDA	542.0	205.5	75.3	20.0	842.8
Depreciations and provisions	-162.2	-129.3	-45.8	-20.1	-357.3
OPERATING PROFIT	379.8	76.2	29.5	-0.1	485.5

Pro forma Profit and Loss Acccount at 30 September 2007 segmented by area of activity:

Pro Forma Profit and Loss Account	Wind										
September 2007	Spain	USA	United Kingdom	Rest	Total	Mini-hydro	Gas	Thermal	Energy contracts	Others	TOTAL
(Figures in millions of euros)											
Net amount of business figure	410.3	187.5	66.8	56.5	721.1	25.0	28.8	298.6	48.4	0.1	1,122.0
Purchases	0.0	-69.8	0.0	0.0	-69.8	0.0	0.0	-246.7	-4.8	0.0	-321.3
GROSS MARGIN	410.3	117.7	66.8	56.5	651.3	25.0	28.8	51.9	43.6	0.1	800.7
Operating expenses	-67.3	-36.7	-15.7	-9.4	-129.1	-7.3	-15.1	-11.2	-33.3	-40.4	-236.4
EBITDA	343.0	81.0	51.1	47.1	522.2	17.7	13.7	40.7	10.3	-40.3	564.3
Depreciations and provisions	-124.8	-73.3	-36.9	-19.9	-254.9	-8.3	-23.6	-10.2	-1.2	0.6	-297.6
OPERATING PROFIT	218.2	7.7	14.2	27.2	267.3	9.4	-9.9	30.5	9.1	-39.7	266.7

Pro forma Profit and Loss Account at 30 September 2007 segmented by geographical area:

Pro Forma Profit and Loss Account September 2007	Spain	USA	United Kingdom	Rest	Total
(Figures in millions of euros)					
	435.4	563.3	66.8	56.5	1,122.0
Purchases	0.0	-321.3	0.0	0.0	-321.3
GROSS MARGIN	435.4	242.0	66.8	56.5	800.7
Operating expenses	-99.6	-94.8	-15.7	-26.3	-236.4
EBITDA	335.8	147.2	51.1	30.2	564.3
Depreciations and provisions	-135.0	-105.7	-36.9	-20.0	-297.6
OPERATING PROFIT	200.8	41.5	14.2	10.2	266.7

10. FINANCIAL RESOURCES

10.1 Information regarding the financial resources of the issuer (short and long term)

To the date of this Prospectus and since its formation, the Company has financed its business principally using:

(i) Generation of cash from its ordinary activities

(ii) Contributions of capital made by its sole shareholder, Iberdrola, S.A.

(iii) Financing received from the sole shareholder and lending institutions.

Information regarding evolution of Net Worth of issuer

Below is an analysis of the evolution of the Assets of IBERDROLA RENOVABLES and its group of companies, without including the U.S. and British companies incorporated into the perimeter of consolidation of the Company in accordance with the Restructuring Operation, during the period covering between 1 January 2004 and 30 September 2007, in accord with the consolidated financial statements audited at 31 December 2005 and 2006 of IBERDROLA RENOVABLES and the companies of its group as well as with the consolidated financial statements at 30 September 2007, object of limited revision, all drawn up in accordance with NIIF, included for refrence in the present Prospectus.

Also available to the public in the web page of the Company (www.iberdrolarenovables.com) are the audited consolidated financial statements of ScottishPower Holdings Inc. and of the principal British companies incorporated into the perimeter of consolidation of the Company in accordance with the Restructuring Operation, for the accounting periods closed at 31 March of 2005, 2006 and 2007 except in the case of the CeltPower Ltd. company, for which are presented the financial statements at 31 December of 2004, 2005 and 2006), as well as the attached non-audited financial information for the above mentined British companies for the accounting periods closed at 31 March of 2005, 2006 and 2007, drawn up in accordance with principals of accounting generally accepted in the United States and in the United Kingdom, expressed in U.S. dollars and in pound sterling, respectively, as well as an analytical description of the evolution of the Net Worth of ScottishPower Holdings Inc. and of the above mentioned British companies jointly for the period covering between 31 March of 2006 and 31 March of 2007 on the basis of the above mentioned financial statements.

Additionally, in sections 20.1 and subsequent sections of this Registration Document the equity position of the Company for the fiscal years ending 31 December 2006, 2005 (audited) and 2004 (unaudited) is described.

Financial Debt

Set forth below are details of gross, net and total financial indebtedness of the Company on 31 December, 2004, 2005, 2006 and at 30 September 2007 both to Iberdrola S.A. and to financial institutions:

(€ 000s)	30/09/2007 (unaudited)	31/12/2006	31/12/2005	31/12/2004 (unaudited)
A. Cash	51,737	68,460	61,350	27,597
B. Cash equivalents (Details)	69,922	54,328	-	-
D. Liquidity (A+B)	**121,659**	**122,788**	**61,350**	**27,597**
E. Current Financial Accounts Receivable				
F. Current bank debt (1)	136,360	107,702	79,078	24,336
G. Current part of noncurrent debt		-	-	-
H. Current Group Indebtedness (2)	2,803,351	2,186,697	1,849,267	1,517,435
I. Current Financial Debt (F+G+H)	**2,939,711**	**2,294,399**	**1,928,345**	**1,541,771**
J. Net Current Financial Debt (I-E-D)	**2,818,052**	**2.171,611**	**1,866,995**	**1,514,174**
K. Noncurrent Bank Loans (1)	559,934	482,169	365,985	349,128
L. Bonds Issued		-	-	-
M. Noncurrent Group Indebtedness (2)	377,105	378,902	421,649	465,942
N. Noncurrent Financial Indebtedness (K+ L +M)	**937,039**	**861,071**	**787,634**	**815,070**
O. Net Financial Debt (J+N)	**3,755,091**	**3,032,682**	**2,654,629**	**2,329,244**

(1) The section on bank debt includes the cost of the derivatives.

(2) The debt to Iberdrola S.A. included in these balance sheet line items is in Other Noncurrent Accounts Payable and Other Current Liabilities.

Financial expenses

The financial restructuring carried out during the 2004 fiscal year resulted in a decrease in financial expenses for the 2005 fiscal year. Specifically, the project finance debt in the amount of 172 million arising from the companies acquired from Gamesa Energía during the 2003 fiscal year was replaced by financial debt of Iberdrola, S.A., with a reduction in the interest rates by more than 200 basis points. In addition, in the same year, bank debt of Energías Eólicas Europeas (currently called Iberdrola Energías Renovables de Castilla-La Mancha, S.A. Unipersonal) in the amount of 552 million was replaced by debt to Iberdrola, SA at a price 70 basis points lower.

In addition, at the end of the 2005 fiscal year and during the 2006 and 2007 fiscal years the debt to finance investments that were made increased, for which reason, together with the growing trend in interest rates in those years, the financial expense increased by 45.9% during the 2006 fiscal year in comparison with the 2005 fiscal year, and by 68.7% in September, 2007 with respect to the same month in 2006.

Debt with Iberdrola S.A.

The Company's general policy has been to finance its expansion and ordinary conduct of the businesses mainly through financing received from its sole shareholder, Iberdrola, S.A.

The internal debt has been instrumented principally by means of a current account with Iberdrola, S.A. with interest at three month Euribor plus 15 basis points for debt balances, and 10 basis points less for credit balances, payments being made quarterly. At September 2007 the average resulting rate has been 4.19% while in the years 2006, 2005 and 2004 the resulting average rate was 3.22%, 2.32% and 1.5% respectively. (These figures take into account the average balances of both debtors and creditors).

The credit balance with Iberdrola, S.A. corresponds to the long-term maturity portion of a loan signed on 31 March 2004 in the amount of €552,968,000, the last maturity of which is in June 2012. This loan was granted to prepay the project finance loan that had been signed by the subsidiary of Iberdrola Energía Renovables de Castilla La Mancha, S.A., thus obtaining an improvement in the financial cost of the IBERDROLA RENOVABLES Group. In the "Other current liabilities" item there are €44,379,000 corresponding to the instalment payable during the year 2007. This loan accrues interest at a rate equivalent to six month Euribor plus a market margin, the average rates accruing being 2.70% in 2005, 3.50% in 2006 and 4.96% to September 2007.

Shown below is the evolution of the Company's debt to Iberdrola S.A. for the first nine months of the 2007 fiscal year and the fiscal years ending 31 December 2006, 2005 and 2004:

(€ '000s)	30/09/2007 (unaudited)	31/12/2006	31/12/2005	31/12/2004 (unaudited)
Current debt	2,803,351	2,186,697	1,849,267	1,517,435
Non-current debt	377,105	378,902	421,649	465,942
Total internal debt	**3,180,456**	**2,565,599**	**2,270,916**	**1,983,377**

External Financial Debt

On a general basis, third party financing has been obtained in the case of companies not 100% owned by IBERDROLA RENOVABLES. Data regarding the loans and credits maintained by the Company with banks and other entities at 31 December 2004, 2005, 2006 and 30 Septmeber 2007 are as follows:

(i) Current financial debt

(€ 000s, except for percentages)	Sept. 2007	2006	% Change 06/07	2005	% Change 05/06	2004 (unaudited)	% Change 04/05
Loans and the like	134,121	102,508	30.8%	72,724	+41.0%	21,503	+238.2%
- Project Finance	36,400	79,086	-54.0%	51,954	+52.2%	21,503	+141.6%
- Others	97,721	23,422	317.2%	20,770	+12.8%	-	+100.0%
Financial leasing	3,785	4,152	-8.8%	3,478	+19.4%	-	+100.0%
Interest debt	4,141	2,235	85.3%	2,233	+0.1%	2,833	-21.2%
Financial instruments, liabilities	6	125	-95.2%	643	-80.6%	-	100%
Financial instruments, assets	(5,693)	(1,318)	331.9%	-			
	136,360	**107,702**	**26.6%**	**79,078**	**+36.2%**	**24,336**	**+224.9%**

(ii) Non-current financial debt

(€ 000s, except for percentages)	Sept. 2007	2006	% Change 06/07	2005	% Change 05/06	2004 (unaudited)	% Change 04/05
Loans and the like	549,782	476,311	15.4%	283,532	+68.0%	270,509	+4.8%
- Project Finance	382,480	372,948	2.6%	278,226	+34.0%	221,163	+25.8%
- Others	167,302	91,874	82.1%	5,306	+1631.6%	49,347	-89.2%
Financial leasing	14,768	5,883	151.0%	9,593	+38.7%	-	+100.0%
Financial instruments, liabilities	790	2,404	-67.1%	72,860	-96.7%	78,619	-7.3%
Financial instruments, assets	5,406	2,429	122.6%	-			
	559,934	**482,169**	**16.1%**	**365,985**	**+32.4%**	**349,128**	**+4.8%**

The balances of loans and the like refer to the nominal amounts of debt net of debt documentation expenses.

The balances of project finance loans and other loans increased from the 2004 fiscal year until 30 September, 2007, as a result of financing the Group. The project finance has grown especially in 2006, in the available balance as well as the number of projects. The loans have increased, above all, in 2007 due to international expansion, mainly in Poland, Germany and the United States.

The financial leasing balance is basically due to the consolidation of the Rokas subgroup during the 2005 fiscal year and the Fitou project in France in 2007.

The current and non-current balances with financial entities Banco Bilbao Vizcaya Argentina (BBVA) and with Bilbao Bizkaia Kutxa (BBK), companies linked to the main company Iberdrola, S.A. have risen during the fiscal years 2006, 2005 and 2004, to 69.3 million, 50.5 million and 38.5 million euros respectively with BBVA, and 6.1 million, 11.3 million and 5.6 million euros respectively with BBK. Likewise, for the period ending on 30 September 2007, the balances for loans with BBVA and BK have risen to 64.7 million euros and 6.5 million euros respectively.

The breakdown by non-current debt maturities until 30 September, 2007 is as follows:

	(€ 000s)		
Year	**Financial leasing**	**Loans and the like**	**Total**
10/2008 to 09/2009	5,169	55,471	60,640
10/2009 to 09/2010	1,229	60,558	61,787
10/2010 to 09/2011	1,290	59,971	61,261
10/2011 to 09/2012	1,034	56,878	57,912
10/2012 and following	6,046	316,904	322,950
	14,768	549,782	564,550

At 30 September 2007, the company was granted unavailable credit in the amount of 257,704,000 euros respectively, with maturity between 2007 and 2016.

During the 2007 fiscal year financing was obtained in foreign currency (basically United States dollars and Polish zloti). The euro value of the balance pending payment at 30 September 2007 for these loans amounts to €127,561,000.

The amounts outstanding at 30 September 2007, 31 December 2006, 2005 (audited) and 2004 (unaudited) accrued average annual weighted interest of 4.98%, 3.86%, 3.06% and 4.12%, respectively.

The Company mitigates the interest rate risk of foreign debt by managing the debt structure as between fixed and variable, based on the situation of the markets, using new financing and interest rate derivatives, all within the approved risk limits.

The risk policy approved seeks to optimise the Group's financial results by having the centralisation of financial risk as a principle of action, transfer of the aforesaid risk to financial institutions, guarantee of the correct use of financial instrument, and documentation and control of operations, acting always within the established risk limits.

The Copmany has interest rate derivatives to cover the fair value of the existing debt of certain companies acquired from Gamesa at fixed interest rates higher than the market rate, for which reason a swap allowing for its conversion from fixed to a floating rate was contracted.

The Company has also contracted interest rate hedging derivatives to partially or fully offset the risk of variation in the financial expense of the companies using floating rate finance, for which reason a swap allowing for their conversion to a fixed rate has also been contracted.

The foreign debt structure at 30 September 2007, 31 December 2006, 2005 (audited) and 2004 (unaudited), considering the hedging through the contracted derivatives, is as follows:

	30/9/2007 (unaudited)	31/12/2006	31/12/2005	31/12/2004 (unaudited)
Variable interest rate	423,325	234,882	56,603	47,267
Fixed interest rate	256,597	307,119	285,830	203,730
Limited interest rate	26,675	48,470	29,127	43,848
	706,597	**590,471**	**371,560**	**294,845**

The breakdown of the balances at 30 September 2007, 31 December 2006, 2005 and 2004, including the value of the derivative instruments at those dates, is as follows:

	(€ 000s)			
	2007 Assets		2007 Liabilities	
	Current	Non-current	Current	Non-current
Interest rate hedges				
Fair value hedge-				
- Interest rate swap	-	-	-1	-260
Cash flow hedge				
- Interest rate swap	-	4,811	-5	-496
- Collar	-	19	-	-34
Exchange rate hedge				
- Currency swap	-	-	-	-
- Exchange cover(USD)	-	-	-	-
Net foreign investment hedge				
Cash flow hedge-				
- Exchange cover	5,693	-	-	-
Unhedged derivatives				
Intereste rate hedges-				
- Interest rate swap	-	576	-	-
	5,693	5,406	-6	-790

	(€ 000s)			
	2006 Assets		**2006 Liabilities**	
	Current	**Non-**	**Current**	**Non-**

		current		current
Interest rate hedges				
Cash flow hedges-				
- Interest rate swap		1,829	-69	-2,190
- Collar			-	-149
Interest rate hedges				
Fair value hedges				
- Interest rate			-	-
- Currency Swap				
- Exchange cover (USD)	1,318		-56	-
Unhedged derivatives				
Net foreign investment hedge				
Cash flow hedges				
- Exchange cover				
Interest rate hedges-				
- Interest rate swap		600	-	-65
	1,318	**2,429**	**-125**	**-2,404**

	(€ 000s)			
	2007 Assets		2007 Liabilities	
	Current	Non-current	Current	Non-current
Interst rate hedge				
Cash flow hedge-				
- Interest rate swap	-862	-11,085	-	13,954
- Collar	-	-1,350	-	-
Exchange rate hedge				
Fair value hedge-				
- Interest rate swap	-	-	-	-
- Currency swap	219	-	-	-
- Exchange cover(USD)	-	-	-	-
Net foreign investment hedge				
Cash flow hedge-				
- Exchange cover	-	-	-	-
Unhedged derivatives				
Interest rate hedges-				
- Interest rate swap	-	-60,425	-	64,665
	-643	-72,860	-	78,619

Details by maturity of the notionals of the derivative financial instruments in effect at 30 September 2007:

	(€ 000s)					
	10/2007 to 09/2008	10/2008 to 09/2009	10/2009 to 09/2010	10/2010 to 09/2011	10/2011 and following	Total
Interest rate hedge						
Cash flow hedge-	-					

- Interest rate swap	4,654	1,414	-	-	263,237	269,305
- Collar	-	-	15,926	2,159	8,226	26,311
Fair value hedge-						-
- Interest rate swap	2,367	-	-	-	9,884	12,251
Net foreign investment hedge						-
Cash flow hedge -						-
- Exchange cover	-	110,977	-	-	-	110,977
Unhedged derivatives						-
Interest rate hedges-						-
- Interest rate swap	-	-	5,187	14,040	3,667	22,894
	7,021	112,391	21,113	16,199	285,014	441,738

Evolution of Working Capital

To date the Company has been financing its expansion and the ordinary course of its business principally through cash flows generated from its exploitation activities, generation of working capital and the financing it receives from its sole shareholder, Iberdrola, S.A., by way of debt on the reciprocal current account the Company maintains with its sole shareholder. Iberdrola, S.A. continues providing financing to the Company, thus allowing it to appropriately conduct its business. Currently, the financing extended by Iberdrola, S.A. represents 81% of the Company's net total indebtedness.

The Company at 31 December 2004, 2005 and 2006, and at 30 September 2007, had negative working capital, basically due to the short-term classification of the reciprocal current account debt the Company maintains with Iberdrola, S.A. The Company needs significant working capital to cover the immediate financing required for investment in facilities for generation of electricity from renewable energy sources.

The following table shows the Company's balances of working capital at 31 December 2004, 2005 and 2006, as well as at 30 September 2007:

€ million	30/09/2007 (not audited)	31/12/2006	31/12/2005	31/12/2004 (not audited)
CURRENT ASSETS:				
Trade receivables and other current accounts receivable	132.7	145.0	293.2	205.7
Current financial assets	48.3	38.7	33.4	12.1
Public Authorities	161.9	145.0	101.4	125.0
Cash and equivalents	121.6	122.8	61.4	27.6
TOTAL CURRENT ASSETS	464.5	451.5	489.4	370.4
CURRENT LIABILITIES:				
Provisions	(1.7)	(2.3)	(8.8)	(0.2)
Financial debt	(142.1)	(109.0)	(79.1)	(24.3)
Trade accounts payable and other accounts payable	(3,402.6)	(2,724.7)	(2,371.2)	(1,978.9)
Trade creditors	(157.9)	(173.4)	(123.2)	(28.9)
Debts to Public Authorities	(52.7)	(64.0)	(76.9)	(34.8)
Group Financial Debt	(2,803.4)	(2.186.7)	(1,849.3)	(1,517.4)
Group non-financial debt	(244.5)	(217.4)	(280.0)	(366.5)

Other accounts payable	(144.1)	(83.2)	(41.8)	(31.3)
TOTAL CURRENT LIABILITIES	(3,546.4)	**(2,836.0)**	**(2,459.1)**	**(2,003.4)**
WORKING CAPITAL	(3,081.9)	**(2,384.5)**	**(1,969.7)**	**(1,633.0)**
ADJUSTED WORKING CAPITAL(1)	**(256.3)**	**(209.3)**	**(93.9)**	**(118.7)**

(1) The adjusted working capital excludes the Group Financial Debt, Financial Debt, Provisions and Cash and other equivalent means.

At 30 September the Company had an adjusted deficit of working capital of €256.3 million greater than that at 31 December 2006 by the amount of €209.3 million and than the deficit of adjusted working capital in an amount of €93.9 million at 31 December 2005.

The increase in the deficit at September 2007 compared with that at December 2006 is mainly due to the increase in accounts payable to the Iberdrola group and machine suppliers as a consequence of the increase in investment activity.

The deficit also increased in December 2006 with respect to the year before, since on one hand the accounts with trade debtors and other accounts payable decreased in this period, going from €293.2 million at 31 December 2005 to €145 million at 31 December 2006. This fact is brought about by the reduction in billing schedule for Electricity Market Operator (OMEL) from monthly to weekly, and on the other hand an increase occurs in trade creditors from €123.2 million at 31 December 2005 to €173.4 million at 31 December 2006, and other accounts payable from €41.8 million at 31 December 2005 to €83.2 million at 31 December 2006, attributable to growth in the Company's investments in the development and construction of wind farms.

The balance of the Company's adjusted working capital was a deficit of €93.9 million at 31 December 2005, which represents a decrease of €24.8 million by comparison with the deficit of €118.7 million at 31 December 2004. This increase in working capital is primarily due to an 87.5 million euro increase of Trading receivables and other Accounts Receivable, both with companies in the Group and with third parties, and a reduction of the Group's non-financial debt, which is particially offset by an increase of Trade payables as a result of the development and construction of wind parks in Spain.

Trade receivables and other current accounts receivable

(€ 000s, except for percentages)	**Sept. 2007**	**2006**	**2005**	**% Change**	**2004 (unaudited)**	**% Change**
Customers	77,490	73,132	53,114	37.70%	17,756	199.10%
Debtors	16,965	35,122	19,411	80.90%	5,561	249.10%
Related companies	38,197	36,723	220,659	83.35%	182,394	
- Iberdrola, S.A.	38	-	2,327	-100.00%	140,008	-98.30%
- Iberdrola Generación, S.A.	0	965	163,690	-99.40%	1,157	14047.80%
- Iberdrola Distribución, S.A.	38,159	35,758	54,314	-34.20%	41,229	31.70%
- Gamesa Eólica, S.A.	0	-	328	-100.00%		100.00%

(€ 000s, except for percentages)	Sept. 2007	2006	2005	% Change	2004 (unaudited)	% Change
	132,652	144,977	293,184	-50.60%	205,711	42.50%

In section 0 of this Registration Document is a description of the items included under this heading. Generally these accounts receivable do not accrue interest, the maturities being established at not more than 30 days. There are no restrictions in significant amounts on their availability

Suppliers and trade creditors

Shown below is the detail for Trade Creditors and Other current liabilities:

(€ 000s. except for percentages)	Sept. 2007	2006	2005	% Change	2004 (unaudited)	% Change
Total Trade Creditors	157,946	173,438	123.223	+40.7%	28,929	+325.9
Iberdrola. S.A.	2,803,351	2,186.697	1.849,269	+18.2%	1,517,435	+21.9%
Iberdrola Ingeniería y Construcción,S.A. Unipersonal	45,025	45,207	19.916	+127.0%	66,938	-70.2%
Iberdrola Generación	21.750	-	-	-	1,670	-100%
Iberdrola Distribución	30	-	157	-100%	409	-61.6%
Iberdrola Energía Altamira	322	-	-	-	-	-
Gamesa Eólica	177,372	172,171	259,926	-33.8%	297,439	-12.6%
Others	114,190	83.201	41,815	+98.9%	31,312	+33,5%
Total Other current liabilities	3,192,040	2,487,276	2,171,083	+14.6%	1,915,203	+13.4%

Included under the trade Creditors heading are basically the debts to suppliers of components and equipment for the facilities of the Group companies. The increase since the 2005 fiscal year is a result of the Group's growing investment activity.

Outstanding under the heading of Other current liabilities is the balance with Iberdrola Ingeniería y Construcción, S.A. Unipersonal which results principally from the debt for engineering services in development and construction of wind farms, the balance with Gamesa Eólica which principally corresponds to debt for purchase of aerogenerators and that with Iberdrola SA which corresponds to the financing received from its sole shareholder through the current account.

The average payment terms during the fiscal years 2004 to 2006 and for the first nine months of the 2007 fiscal year were as follows:

Days	2007	2006	2005	2004
Iberdrola Ingeniería y Construcción, S.A. Unipersonal	**14.60**	14.05	8.0	15.36
Gamesa Eólica	**128.01**	81.43	97.64	61.03

Other	**45.81**	64.99	37.30	29.79
Medium	**83.29**	**63.07**	**59.65**	**39.37**

Average payment terms per supplier were calculated as the average of the difference in days between the date of payment and the date of the invoice, weighted by the amounts of the invoices, classified each year according to the date of payment. The change in average payment terms is due to the progressive incorporation of companies acquired in the Iberdrola Group's cycle of acquisition, and the consequent expansion of the group. In the case of Gamesa, there as an uptick in 2005 due to the malfunction of certain installed equipment, which was resolved by agreement with the supplier in July 2005.

Guarantee commitments to third parties

At 30 September 2007, 31 December 2006, 2005 and 2004 the IBERDROLA RENOVABLES Group had granted guarantees in the amounts of 264,089, 231,407, 53,913 and 33,242 thousand euros, respectively, basically to various public agencies and financial entities. Variations in the amounts of the guarantees provided between 2005 and 2006 is due to strong business expansion.

There is an error in note 31 of the notes to the 2006 financial statements. Whereas it is stated that guarantees granted in 2006 totalled €70,170,000, it should state guarantees totalled €231,407,000.

Some of debt agreements with third parties in project finance include standard clauses relating to compliance with certain safeguards, such as compliance with a series of financial ratios, the requirement to establish a fund guaranteeing payment of an annual instalment of loan principal and interest and to fund part of the project from equity based on prefixed ratios, the commitment of the borrower to maintain the shareholding and the requirement to pledge all shares in the projects to the creditors. In addition to the basic obligation to repay the principal and pay the interest, fees and charges, a series of limitations are established in order to ensure that the viability of the project is not affected. These include the requirement not to sell the assets concerned, to adequately insure and maintain the said assets, to execute and manage the project financed in a diligent and efficient manner, not to carry out activities other than those related to the project financed, to ensure compliance with all legal obligations that may apply to the project, not to take out loans with other banks, etc. All the clauses described have been satisfied by the companies of the IBERDROLA RENOVABLES Group that have been granted such loans.

The outstanding balance of debt with third parties that includes clauses of this type totalled €480 million at 31 December 2006, and €419 million at 30 September 2007, approximately.

Of the balance of loans outstanding at 31 December 2005, €285.8 million was granted at fixed interest rates, €56.6 million at floating interest rates and €29.1 million at capped interest rates. The loans outstanding at 31 December 2006, 2005 and 2004 were accruing interest at an average annual weighted rate of 3.86%, 3.06% and 4.12%, respectively.

As of 31 September 2007, neither IBERDROLA RENOVABLES nor any of its key subsidiaries was in a situation of default on its financial obligations or any other type of obligation that could give rise to an acceleration of its financial commitments.

The breakdown by company of pledged shares is shown below.

			(En miles de euros)					
	30/09/2007		31/12/2006		31/12/2005		31/12/2004	
Company	No. of shares pledged by % of Group interes	Book Value by % of Group interest (1)	No. of shares pledged by % of Group interest	Book Value by % of Group interest (1)	No. of shares pledged by % of Group interest	Book Value by % of Group interest (1)	No. of shares pledged by % of Group interest	Book Value by % of Group interest (1)
Desarrollo de Energias Renovables de La Rioja, S.A.	668,415	9,335	668,415	9,480	598,125	7,990	598,125	6,829
Eólicas de La Rioja, S.A. (2)		-	63,550	5,537	68,750	6,694	68,750	5,194
Molinos del Cidacos, S.A.	325,745	9,071	325,745	8,754	256,250	4,561	256,250	4,064
Sistemas Energéticos Torralba, S.A.	18,483	3,905	18,483	4,023	18,483	3,928	18,483	3,278
Sistemas Energéticos Mas Garullo, S.A.	12,570	1,770	12,570	1,764	12,570	1,891	12,570	1,492
Sistemas Energéticos La Muela, S.A.	25,500	3,125	25,500	3,164	25,500	3,263	25,500	2,795
Sistemas Energéticos del Moncayo, S.A.	24,075	5,188	24,075	4,140	24,075	3,008	24,075	2,909
Eólicas de Campollano, S.A.	272,425	4,039	272,425	3,650	272,425	2,649	272,425	552
Biovent Energía, S.A.	1,700	38,974	1,700	32,110	1,700	20,906	1,700	12,240
Energías Renovables de la Región de Murcia, S.A.	2,561,450	28,032	568,174	26,682	568,174	25,877	568,174	5,548
Energías Eólicas de Cuenca, S.A.	70,310	6,310	47,500	4,758	-	-	-	-
Iberdrola Energias Renovables de La Rioja, S.A.	63,608	56,580	63,608	60,567	-	-	-	-
Molinos de La Rioja, S.A.	127,110	2,756	127,110	3,057	42,000	1,470	-	-

(1) VTC: Book value (Valor teórico contable)

(2) Company absorbed by Iberdrola Energías Renovables de La Rioja, S.A. on 24 October 2007

For more detailed information regarding the Company's debts to Iberdrola, S.A., to banks, exchange and interest rate hedges, suppliers and trade creditors and security committed to third parties, see Note 16 in the explanatory notes to the audited financial statements of the Company for the 2004 (unaudited), 2005 and 2006 (audited) fiscal years, prepared in accordance with IFRS.

10.2 An explanation of the sources and amounts of and a narrative description of the issuer's cash flows

In sections 20.1.3 and following of the Registration Document see the changes in the cash position at 31 December 2006, 2005 and 2004 (under IFRS).

10.3 Information regarding the issuer's loan conditions and financing structure

See section 10.1 above describing the Issuer's financial resources.

10.4 Information regarding any restrictions on the use of capital resources that have materially affected, or could materially affect, directly or indirectly, the issuer's operations

There are no restrictions on use of capital resources. Notwithstanding the foregoing, the majority of debt agreements with third parties in project finance include standard clauses regarding satisfaction of certain financial ratios and the requirement to pledge all shares in the projects to the creditors. As indicated in section 10.1 above, at 30 September 2007, neither IBERDROLA RENOVABLES nor any of its key subsidiaries was in a situation of default on its financial obligations or any other type of obligations that could give rise to an acceleration of its financial commitments.

10.5 Information regarding the anticipated sources of funds needed to fulfil commitments referred to in items 5.2.3 and 8.1.

An explanation of the sources of funds necessary to satisfy the investment commitments assumed by the Company is set forth in section 5.2.3 of this Registration Document.

11 RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES

➢ RESEARCH AND DEVELOPMENT

During 2006 investment in R&D+i projects by IBERDROLA RENOVABLES, certified by external auditors as being R&D+i projects, were of a value greater than 8,000,000 euros (there are projects that are still in the evaluation phase). For its part, during 2005 the certified value of the investments amounted to 8,375,000 euros. The audit of the R&S accounts in the aforesaid years was performed at global level for the entire Iberdrola Group by external auditors.

The Company's R&D+i projects pursue one of the following two objectives: either the maximisation of the efficient management of available resources; or the development of other renewable technologies.

(i) Maximising efficient asset management

- **Predictive maintenance of aerogenerators**

  This project seeks the design and implementation of a diagnostic system for aerogenerators that allows optimisation of operation of a wind farm by detection of incipient defects in the machines. Further, the system will be capable of estimating the time remaining until the defect worsens to the point of requiring corrective maintenance for resolution.

  The development of this system will make it possible to minimise maintenance costs, as a result of reduction of failures of aerogenerators, as well as performing preventive maintenance tasks extending the useful lives of the aerogenerator components.

In addition, this project will make it possible to plan preventive maintenance work to repair incipient defects during the periods of the year when wind resources are scarce, thus allowing the wind farm to be available to produce during those periods of the year having high wind resources.

To achieve the indicated objectives, the system to be developed must be capable of detecting defects of different kinds (mechanical and electrical) with the least possible number of sensors, to optimise the cost of monitoring, making progressive implementation of the defect diagnostic system profitable.

- **Analysis of classification of sites pursuant to IEC 61400 regarding aging of components**

The carrying out of this project involves the analysis of the suitability of the site for the installed aerogenerators. This suitability is determined according to the performance, reliability and the level of wear for each aerogenerator model depending on the wind and environmental conditions at each site. This analysis has been carried out on all the aerogenerator models in the Company's wind farms on Spain.

The analysis involves a study of the wind which is carried out using wind measurement instruments at the site itself, as well as by using internal tools which enable the impact of each aerogenerator's wind behaviour to be simulated, taking into account other factors such as topographic impacts, variations in the terrain, etc. This analysis of the site according to certain conditions for each aerogenerator is compared with preliminary studies in order to check that the behaviour is as expected.

Likewise, this project enables possible cause and effect relationships to be identified between the wind conditions, the ground conditions and wear in the aerogenerator. The Company has identified certain relationships between the performance of the aerogenerators and certain wind and ground conditions.

- **Control of reactive energy of wind farms**

With the purpose of cooperating to achieve stability of the electricity system, a modification has been developed together with the supporting manufacturers, suppliers and engineering firms to incorporate reactive energy control in the design of wind farms, because initially (prior to a the year 2005) they had not been provided with capacity to regulate reactive power, because it was not a requirement of the Spanish Electricity System Operator,.

Currently practically all of the aerogenerators installed by IBERDROLA RENOVABLES are capable of regulating reactive power. This allows them to contribute to the stability of the network as regards voltage.

- **Capacity to contribute to stability of the network: voltage drops**

Transient short circuits in the grid (duly handled by the grid protection mechanisms) can cause significant local grid voltage drops which can have the consequence of disconnecting the aerogenerators, resulting in network instability.

In order to improve the integration of the wind farms in the grid and to enable wind energy to contribute greater amounts of electricity to the electrical systems, it is necessary to improve the systems for restoring low voltage drops.

Between 2005 and 2007 an electronic power component was developed which is being installed in the aerogenerators in order to achieve full capability for restoring low voltage drops and to comply with the technical standards for the grid published in October 2006. The Company has developed the first certified wind farm with a voltage drop restoration system.

- **WINDGRID:**

IBERDROLA RENOVABLES participates in a project sponsored by the European Union (Directorate-General for Energy and Transport) called "WindGrid" which seeks to promote the design, development and validation of new tools and devices to prepare the European electrical grid with a view to large scale integration of wind farms by means of work with local grid operators and the producers to improve grid planning, control and management. This integration requires that the production plants be compatible and that the distribution and transmission infrastructure efficiently and flexibly manages the supply from hundreds of large generators and thousands of small ones.

So WINDGRID is developing the Combined Management System for Wind Farms which is anticipated to improve the reliability and efficiency of wind generated electricity, increase operating security, reduce maintenance costs and improve the quality of supply.

The final objective of the project is to reduce the European Union's dependence on third party sources for energy supplies, to comply with commitments for reducing CO2 emission from the Member States and improve quality of life both within the European Union and outside.

The WINDGRID project aims to determine what the most appropriate proportion between energy is generated using renewable technologies and conventional power for each national electricity market and, based on these conclusions, to make economic and technical standard recommendations for consideration by each Member State.

- **IS-POWER: Determination of the appropriate ratios for participation of renewable energy in the insular electricity system.**

The Company participates in a project the purpose of which is development of the necessary technical and regulatory framework to improve the electricity system of insular regions (as regards reliability and assurance of supply) and facilitate integration of renewable energy and other generation systems.

The project requires cooperation of various market participants (system operators, public service companies, R&D institutions, technology and equipment suppliers, nongovernmental organisations and consumers), and, inter alia, effective integration of distributed generation components and the transmission networks.

(ii) Development of other renewable technologies

- **Wave energy**

The Company is involved in a project the principal purpose of which is to develop, construct and operate an electricity plant having 1.39 megawatts of power, which will use the force of waves to generate energy using a system of buoys.

In addition, the Company heads a project the purpose of which is to install four devices to generate electricity using wave energy in the Orkneys (Scotland), during the years 2008 and 2009, the largest in the world in this field ("Pelamis" technology). One of the main characteristics of this project is that, instead of absorbing all of the energy from a wave to convert it to electricity, only a part of that energy is used. In this manner, in the case of extreme conditions at sea, the device will not be damaged because of the ability to control the proportion of the energy of a wave converted into electricity.

- **Tidal energy**

The Company is working with a Norwegian company on a project based on the production of electricity from tides, to build a full-scale prototype that will be tested in United Kingdom waters.

For generation of electricity this technology uses the force of the tide, by contrast with conventional technology, which uses reservoirs. This allows generation of electricity without having to capture the water. This will have less environmental impact in those areas more sensitive to any interference, such as those near coastlines. Each unit can generate approximately 1 MW. It is hoped that it will be possible to install farms in the future with nominal total power of 50 to 100 MW.

- **Thermal solar energy DGV Project: Direct Generation of Vapour**

The Company is involved in a project the purpose of which is to design, construct and evaluate a thermoelectric solar plant with cylindrical parabolic collectors and direct generation of vapour in the solar field. The great innovation in this project is the direct generation in the solar field of the vapour required by the turbo generator group of the plant for production of electricity. This allows elimination of the heated oil currently used. In this manner not only is the initial investment required reduced by 20%. Also the overall yield of the thermoelectric solar plant is increased.

- **Energy derived from hydrogen**

The Company is involved in research on energy derived from hydrogen, including a project to determine the capability of fuel cells and electrolytes to operate with and to contribute to stabilising weak wind energy supplied by the national grid. By means of this research, the Company intends to drive the compatibility of wind energy through national grids.

- **Perseo Joint Venture**

The Company has a 70% share in Perseo Inversiones Financieras, S.L. together with Iberdrola, S.A. (30%), the objective of which is research and development and the studying of new technologies for renewable energy.

➢ **PATENTS AND LICENSES**

The Company's intellectual property consist primarily of its know-how. Regarding patents, IBERDROLA RENOVABLES has none. Nor does the Company hold trademarks or copyrights that are significant to its overall business. The Company has signed various software license agreements with third parties.

In addition, as discussed in section 0 of this Registration Document, the Company has signed a trademark and domain name license and management agreement with Iberdrola, S.A., pursuant to which the Company is granted a nonexclusive right to use certain trademarks and domain names to identify the renewables business.

12 TREND INFORMATION

12.1 The most significant recent trends in production, sales and inventory, and costs and selling prices since the end of the last financial year to the date of the registration document

The most significant trends for production, sales and inventory are those resulting from the financial information contained in sections 9 and 10 of this Registration Document.

12.2 Information on any known trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on the issuer's prospects for at least the current financial year

There is no proof of any trend, uncertainty, claim, commitment, fact or other circumstance, other than those set out in this Informative Brochure which could reasonably have a significant impact on the prospects for the Company in the current financial year.

13 PROFIT FORECASTS OR ESTIMATES

Not applicable.

14 ADMINISTRATIVE, MANAGEMENT, AND SUPERVISORY BODIES AND SENIOR MANAGEMENT

14.1 Names, business addresses and functions in the issuer of the following persons and an indication of the principal activities performed by them outside that issuer where these are significant with respect to that issuer

a) Members of the administrative, management or supervisory bodies

Board of Directors

The members of the Board of Directors of the Company on the date of this Prospectus, as well as their positions on the Board, the nature of those positions and their business addresses, are set forth below:

Name	Position	Nature of the position	Business Address
Mr. José Ignacio Sánchez Galán	Chairman	Representative director (1)	c/ Tomás Redondo, 1 28033 Madrid
Mr. Xabier Viteri Solaun	CEO	Officer	c/ Tomás Redondo, 1 28033 Madrid
Ms. María Helena Antolín Raybaud	Director	Independent	Crta. Madrid-Irún, km. 244,8, Apartado 2069, 09007 Burgos
Mr. Alberto Cortina Koplowitz	Director	Representative director (1)	Paseo de la Castellana, 28, 28046 Madrid
Mr. Luis Chicharro Ortega	Director	Independent	c/ Marqués de Villamagna, 3 28001 Madrid
Mr. Carlos Egea Krauel	Director	Representative director (1)	Gran Vía Escultor Salzillo, 23, 30005 Murcia
Mr. Julio Fermoso García	Director	Representative director (1)	Plaza de Los Bandos, 15-17, 37002 Salamanca
Mr. Marcos Fernández Fermoselle	Director	Representative director (1)	Rosas de Aravaca, 31 28023 Aravaca (Madrid)
Mr. Juan Pedro Hernández Moltó	Director	Representative director (1)	Parque de San Julián, 20, 16001 Cuenca
Mr. Santiago Martínez Lage	Director	Independent	c/ Claudio Coello, 37 28001 Madrid
Mr. Manuel Moreu Munaiz	Director	Independent	c/ Bolivia, 5 28016 Madrid
Mr. José Luis San Pedro Guerenbarrena	Director	Representative director (1)	c/ Tomás Redondo, 1 28033 Madrid
Mr. Javier Sánchez-Ramade Moreno	Director	Representative director (1)	Plaza de Colón, 10, 14001 Córdoba
Mr. José Sainz Armada	Director	Representative director (1)	c/ Tomás Redondo, 1 28033 Madrid
Mr. Álvaro Videgain Muro	Director	Independent	Tres Cruces, 8 01400 Llodio (Álava)
Ms. Ana Isabel Buitrago Montoro	Non-director secretary	--	c/ Tomás Redondo, 1 28033 Madrid

Name	Position	Nature of the position	Business Address
Ms. Regina Reyes Gallur	Non-director vice-secretary	--	c/ Tomás Redondo, 1 28033 Madrid

(1) Appointed on proposal of Iberdrola, S.A.

The nature of the position of each of the directors was approved by the sole shareholder of the Company as of the date of this prospectus, Iberdrola, S.A., last 5 November 2007.

Activities outside the Company

According to the information supplied to the Company, the members of the Board of Directors do not engage in activities other than their functions within the IBERDROLA RENOVABLES and/or the Group of which it is a part, that are significant to the Group's business, except: (i) those indicated under the heading "Data on relevant educaction and experience for management" in section 14.1 herein and (ii) those laid down in the tables which list the companies of which the people mentioned under letters a) and d) in this section have been members of administrative or supervision bodies or direct partners at any time within the last five years.

b) Partners with unlimited liability, in the case of a limited partnership with a share capital

Not applicable, because IBERDROLA RENOVABLES is a corporation.

c) Founders, if the issuer has been established for fewer than five years

Not applicable, because the Issuer was formed more than five years ago.

d) Any senior manager who is relevant to establishing that the issuer has the appropriate expertise and experience for the management of the issuer's business

Below is a list of the persons that, together with the inside members of the board of directors referred to above, comprise the senior management team of the Company as of the date of this Prospectus:

Name	Position	Business address	Date of hire
Mr. Keith Stuart Anderson	UK managing director	Cathcart Business Park, Spean St., Glasgow G44 4BE	October 2007(*)
Ms. Ana Buitrago Montoro	Secretary and secretary to the board	c/ Tomás Redondo, 1 28033 Madrid	May 2002
Mr. Álvaro Delgado Piera	Head of corporate resources	c/ Tomás Redondo, 1 28033 Madrid	July 2004

Name	Position	Business address	Date of hire
Mr. Terry Hudgens	US managing director	1125 NW Couch Street, Suite 700, Portland, OR 97209	October 2007(**)
Mr. Rafael de Icaza de La Sota	Head of control	c/ Tomás Redondo, 1 28033 Madrid	March 2003
Mr. Estanislao Rey-Baltar Boogen	CFO	c/ Tomás Redondo, 1 28033 Madrid	Sdeptember 1997
Mr. Victor Manuel Rodríguez Ruiz	Spain managing director	c/ Tomás Redondo, 1 28033 Madrid	June 2002
Ms. María Ángeles Santamaría Martín	Head of markets	c/ Tomás Redondo, 1 28033 Madrid	December 2002
Mr. José Joaquín Santamaría Tamayo	Head of operations	c/ Tomás Redondo, 1 28033 Madrid	February 2004
Mr. Jamie Wilson	Rest of world managing director	c/ Tomás Redondo, 1 28033 Madrid	October 2007

(*) The date of hiring indicated regarding Mr Keith Stuart Anderson refers to the date of his joining the IBERDROLA RENOVABLES Group derived from the restructuring operation described in section IV-19.1. He joined the Renewables Business Unit of the Scottish Power Group in 2006 (*)

(**) The date of hiring indicated regarding Mr Terry Hudgens refers exclusively to his contract with the company. He joined PPM Energy Inc. in May 2001.

The list of persons included in the foregoing team as senior managers of the Company has been prepared based on the definition of senior manager contained in the Unified Good Governance Code approved by the Board of the CNMV on 22 May 2006 (the "**Unified Good Governance Code**"), all of the foregoing without prejudice to the fact that certain persons that are members of this team are related to the Company by means of an ordinary employment relationship.

Nature of any family relationship among any of the persons referred to in the foregoing sections

There is no family relationship whatever among the persons referred to in this section 0.

Information regarding management expertise and experience

Below is a brief summary of the academic backgrounds and professional careers of the persons referenced in letters a) and d) of this section 0:

Members of The Board of Administration

Mr José Ignacio Sánchez Galán

Industrial Engineer from the Higher Industrial School ICAI of the Comillas Pontifical University of Madrid, Graduate in Company Administration and Foreign Trade from ICADE, Comillas Pontifical University of Madrid and Diploma holder in General Company Administration and Foreign Trade from the Madrid School of Industrial Organization (EOI).

Mr José Ignacio Sánchez Galán has held several executive and managerial posts in the company *Sociedad Española del Acumulador Tudor, S.A.* (now Exide Group), as well as board member and Director General of Industry of Turbo Propulsores, S.A. (ITP), President of the German Eurojet consortium, Managing Director of Airtel Móvil (now Vodafone España) and member of the *Supervisory Board* of Nutreco Holding N.V.

He currently occupies the post of President and Managing Director of Iberdrola, S.A., presiding Scottish Power Limited, Iberdrola Inmobiliaria, S.A. and El Desafío Español 2007, S.A. (company handling the participation of the Spanish ship in the America's Cup). He is a Board Member of Page Ibérica and Bodegas Matarromera, and is a member, among others, of the following Trusts: Prince of Asturias Foundation, Cotec Foundation, Carolina Foundation, Bilbao Guggenheim Museum Foundation, Comillas-ICAI University Foundation, Salamanca Pontifical University Foundation, General University Foundation of Salamanca, Spain-United States Council Foundation, and forms part of the Advisory Committee of the Prince of Asturias Science and Information Technology Chair of the University of New Mexico (United States).

He belongs to the Circle of Basque Industrialists, Circle of Entrepreneurs (Madrid), the Circle of Economy and the Management Progress Association (APD), as well as the American Management Association.

Mr Xabier Viteri Solaun

Electrical Industrial Engineer from the Higher Technical School of Industrial Engineers of Bilbao and has attended the General Management Programme (PDG) at the IESE

He began his professional career in Cadem, in the industrial area from 1984 to 1988, and later carried out his work at the Basque Energy Organization (EVE) and Proindesa (currently Corporación IBV, S.A.). In 1992, he was appointed Iberdrola Project Director in the Power Unit and Activities Manager of said unit. As of 2002, he began his career in Iberdrola Energías Renovables, S.A. as Head of Business Development in the Northern Zone, Zone Director and, finally, as Renewable Energies Director.

Ms. María Helena Antolín Raybaud

Graduate in *International Business & Business Administration* from Eckerd College, St. Petersburg, Florida (United States), and MBA from Anglia University, Cambridge, United Kingdom and the Polytechnic University of Valencia.

She has held several positions in charge of quality, organization and methods, or communication within the Antolín Group. In 1996, she was appointed Managing Director of the Antolin-IPV Group , later taking up the position of Head of Development within the Antolín- Irausa Group.

She currently sits on the Board of the Antolín-Irausa Group and holds the post of Corporate Strategy Manager.

Mr Alberto Cortina Koplowitz

Law Graduate from the San Pablo-CEU University of Madrid and Complutensian University of Madrid, and MBA from IESE.

In 1996 he set out on his professional career in the private banking department of JP. Morgan, and in 1997 joined Banco Zaragozano, in the Treasury Department; since 1999 he has held the post of Executive Director in the Omega Capital Group.

Mr Luis Chicharro Ortega

Graduate in Economics from the Comillas Pontifical University, ICADE, and holder of a Law Degree from the University of Deusto.

He set out on his professional trajectory as Vice-Director of the López Quesada Bank. From 1979 to 1989 he was Vice-president of JP Morgan, moving on to become Director General of Swiss Bank Corporation España, S.A. from 1989 to 1993 and Managing Director of SBS Sociedad de Valores, SVB, S.A. He later occupied the post of Managing Director of Omnilogic Telecomunicaciones, S.A. and Managing Director of S.A. Sanpere and Sistelcom. Between 1994 and 1996 he was Vice-president and Managing Director of Swiss Bank Corporation Ibersuizas, S.A. From 1996 until the present day he has been a Founder Member and Executive Vice-president of Inversiones Ibersuizas, S.A.

Mr Carlos Egea Krauel

Industrial Engineer from the Higher School of Industrial Engineers of Madrid, as well as Doctor in Economics and Business Sciences from the Autonomous University of Madrid. He is also Professor on leave of absence from the Business Organization Department at the University Business Studies School of Murcia University.

He began his professional career in the industrial sector, specifically in the company Fraymon, S.A., before going on to join the financial sector through the Atlantic Bank. In 1976, he started his professional work at the Savings Bank of Murcia, where he was appointed Director General in 1983.

He is currently Director General of the Savings Bank of Murcia, President of the Enterprise Corporation CajaMurcia, SL, and Vice-president of the CajaMurcia Foundation.

Mr Julio Fermoso García

Graduate in Medicine, specializing in Neurology, with a Nursing Diploma from the University of Valladolid and postgraduate studies in Epileptology and Clinical Neurophysiology at the University of Aix-en-Provence (Marseilles-France).

He is Professor of the Faculty of Medicine of the University of Salamanca, Researcher at the Neuroscience Institute of Castilla and Leon, and was appointed Rector of the University of Salamanca. Likewise, he is an Advisor to international organizations (UNESCO, European Union).

He was President of the Duero Business Group and, since 24th September 2003, has held the post of President of the Savings Bank of Salamanca and Soria (Caja Duero).

He is currently an Administrative Board Member of Uralita and, among others, of the Board of the Savings Banks Foundation (Funcas).

Mr Marcos Fernández Fermoselle

Graduate in Company Administration and Management (United States), and Master in Real Estate Management from the Polytechnic University of Madrid.

His professional career began in the companies Revlon, S.A., KaiserKraft, S.A. and Vitruvio Leo Burnett, S.A., before going on to join the Fernandez family group of companies in 1987. He was Managing Director of Parquesol Inmobiliaria y Proyectos, S.A. until 1998, and its Executive Chair until 2007, and President of Real Valladolid, S.A.D. from 1998 until 2000.

Mr Juan Pedro Hernández Moltó

Graduate in Economic and Business Sciences from the Complutensian University of Madrid.

He has held the post of Lecturer in Political Economics at the Complutensian University of Madrid, Secretary General of the University School of Toledo and Regional Transport and Telecommunications Minister in Castille-La Mancha, as well as Minister of Economy and Taxation in the aforementioned independent community. He later held the post of Vice-president of the Fiscal and Financial Policy Council, as well being a national member of parliament, occupying different positions as spokesman until 1999.

He has been Advisor to the Spanish Confederation of Savings Banks and President of Planes e Inversiones Castilla-La Mancha, S.A..

He is currently President of Caja Castilla-La Mancha, President of CCM Corporation S.A., President of Savings Bank Federation of Castille-La Mancha and Managing Director of Metrovacesa, S.A.

Mr Santiago Martínez Lage

Graduate in Law from the University of Madrid, awarded end of career prize from the Montalban and Blasco Ramirez Foundations, extending his studies at the International Civil Employees School of Madrid, the Diplomatic School, the International Law Academy of the Hague, the Amsterdam "Europe Institute" and the INSEAD of Fontainebleau.

He is a civil servant in the Diplomatic Corps (Embassy Advisor), on leave of absence.

In the educational sphere, he has given several courses, classes and conferences on Law of the European Communities and on Competition Law in the most diverse areas. He is a member of the Academic Council of the Master in European Union Law at the University Carlos III of Madrid and of the Salvador de Madariaga University Institute of European Studies of the University of A Coruña.

Since 1985 he has been running the Martinez Lage & Associates office as companies lawyer and consultant.

Mr Manel Moreu Munaiz

Doctor in Naval Engineering from the Higher Naval Engineering Technical School of Madrid, and Master in Ocean Engineering (Masters of Science in Ocean Engineering) from the Massachusetts Institute of Technology (MIT).

He embarked upon his professional career in 1978 as Head of the Technical Department of the Classification Company/Society Fidenavis. He subsequently went on to become Technical Director of Seaplace, S.L. where he developed several important projects up to the present day, in combination with his educational work as lecturer at the Higher Technical Engineering School of Madrid, and in the different postgraduate courses of the Higher Institute of Energy (ISE), and CSIC, concerning off-shore Engineering related matters. He is Dean of the Oceanic Naval Engineering College.

Mr José Luis San Pedro Guerenabarrena

Industrial Engineer, specialist in Energy Techniques, from the Higher Technical School of Industrial Engineers (ETSII) of Bilbao, and graduate in Economic and Business Sciences from the faculty of Sarriko (Bilbao) in the speciality of financing and Master in Strategic Planning from the Massachusetts Institute of Technology (MIT).

In 1971 he joined the planning and studies division of Iberduero, with responsibility for the demand and production studies section; in 1980, he was appointed Head of the Management Systems Department and in 1982 took on the post of Head of the Studies and Planning Department, as of when he has actively taken part in studies on electrical sector restructuring.

In 1984 he took over the position of Administration and Finance Director of Iberdrola, S.A., a period in which he continued to play an active role in the rearrangement process of the sector, running all financial operations; in 1991 he accepted the post of Managing Director of Economy and Finance of Iberdrola, S.A. and in 2000 became Director General of Control, Regulation and Services of Iberdrola, S.A.

Mr Javier Sánchez-Ramade Moreno

Mercantile Professor of Company Administration and Management, in addition to having taken a Master in Company management (International Institute of San Telmo), and Master in Budgetary Management (Complutensian University of Madrid).

In 1979, he set out on his professional activity in the Sanchez Ramade Group, taking charge of the analytical implantation of the different departments in the group. He was later appointed Head of Marketing Division of Urende, S.A. until 1990, when he was promoted to Managing Director of Urende, S.A., with responsibility for different areas in the Sanchez-Ramade Group (Automotion, Real Estate, Cinematography, Information Technology, Finance and Patrimony).

He is currently President of Urende and Vice-president of the Sanchez-Ramade Group, and Member of the Territorial Board of Banesto, S.A., Telefonica, S.A. or Corporación Mapfre, S.A.

Mr José Sainz Armada

Graduate in Business Administration and Law from the Comillas Pontifical University, ICADE, Madrid and MBA from INSEAD Fontainebleau (France).

In 1985, he joined JP Morgan, where he remained until 1992 when he took up the Presidency of Argentaria Bolsa; in 1996, he held the post of General Director and Financial Director of Argentaria until the year 2000, when he was appointed General Director of Corporate Value in the BBVA, and subsequently Director General of Assets Management in the BBVA. In 2002, he took over as Head of Development and Finance in Iberdrola, S.A. and subsequently became Economic-Financial Director.

Mr Alvaro Videgain Muro

Graduate in Business Sciences and Law from the University of Deusto.

In 1981, he joined the company Tubacex, S.A., where he successively occupied the posts of Export Director and General Assistant Director, with responsibility for the Commercial and Marketing areas. In 1992, he was appointed Managing Director of Tubacex, S.A.

He has held management and advisory positions in Tubacex Tubos Inoxidables, S.A., Acería de Álava, S.A., Schoeller Bleckmann Edelstahlrohr AG, Salen Tuben Inc., Cotubes, S.A., Tubos Mecánicos, S.A., Tubacex Taylor Accesorios, S.A., and is a Consultant Board Member of Mercapital, S.L.

Our executives

Ms Ana Isabel Buitrago Montoro

Law Graduate with Diploma in Business Sciences (E-1) from ICADE, Pontifical University of Comillas, and Master in Law (LLM) with qualification Magna Cum Laude from the Fordham University School of Law (New York).

In October 1992 she joined the legal firm Uría & Menéndez, a job that she combined with the accomplishment of doctorate courses; in May 1996 she joined the New York office of Brown & Wood (New York and London); in January of 1997 she rejoined Uría & Menéndez, specializing in Administrative Law, Stock Market and mergers and acquisitions; in May 2000 she entered Terra Network S.A. as Legal Business Director. Since 2002, she has been Legal Services Director of Iberdrola Energías Renovables, S.A.

She has published several articles in Spanish and foreign legal reviews and given classes in Mercantile Law at the Carlos III University in Madrid.

Álvaro Delgado Piera

Graduate in Law from the University of Salamanca and holder of a postgraduate qualification as "Human Resources Expert" from the Commercial University of Deusto.

In 1998, she set out on her career as a Solicitor, before going on to occupy the post of Head of Revenue Section of the City council of Avila. Between 1990 and 1996, in the Aristrain Corporation, she held the positions of Human Resources Manager and Head of Personnel. Later, between 1996 and 2000, she held the post of Northern Human

Resources Director in the company Sociedad Financiera y Minera, S.A., going on to become Head of Planning and Human Resources Selection in Iberdrola Redes, S.A. in 2000 and 2001. From 2002 until 2004 she was Head of the Human Resources Development Department at Iberdrola Distribución, S.A.U.

Mr Terry Hudgens

Civil Engineer from the University of Houston.

He has held diverse positions in Texaco Inc., working on management operations and posts, including the Vice-presidency of Business Development for Texaco Trading and Transportation, Inc. Likewise, he has held the post of President of Texaco Gas Natural-Norteamérica. He was also Texaco's Senior Representative in the Natural Gas Supply Association. For 25 years he has held several posts in the company Texaco Trading and Transportation, Inc.

Subsequently, he has held diverse positions at Pacificorp such as Senior Vice President of Energy Supply, Manager of Generation, Wholesale and Mining Business.

He is currently a Member of the Board of Administration of The Nature Conservancy and President of PPM Energy, Inc.

Mr Rafael de Icaza de La Sota

Graduate in Economic and Business Sciences from the Commercial University of Deusto.

In 1984 he joined ERCOSA (Empresas Reunidas de Cobre Electrolítido y Metales, S.A.), where he has held different positions in the Acquisitions Department; in 1989 he joined Iberdrola as Head of the Fixed Assets System, moving on in 1992 to carry out management control activities in Audit Control management; in 1994 he joined the Administration, Control and Regulation management team before becoming Head of International Control in 2000. Since September 2001, he has been Control Director of Iberdrola Renovables, S.A.

Mr Estanislao Rey-Baltar Boogen

Graduate in Economic and Business Sciences from the University of Deusto and International Executive MBA from the Business Institute.

He develped his profesional career at Arthur Andersen as a Consultant until 1997, when he joined Grupo Iberdrola as Head of Financial Consolidation. He has been Director General of El Desafio Español 2007, S.A. Currently, he is the Financial Director of Iberdrola Renovables, S.A.

Mr. Víctor Manuel Rodriguez Ruiz
Electrical Industrial Engineer from the Higher Industrial School ICAI, Comillas Pontifical University of Madrid and Master in Marketing and Foreign Trade in Business College ESDEN. He has attended couses on several matters in Business entities at EOI, ESADE and Cámara de Comercio.

From 1975 to 1995 worked in Sociedad Española del Acumulador Tudor, S.A. as director of Export Division, Subsidiaries Manager and First Team Manager; From 1995 to 2002 occupied the post of Airtel Center Area Manager.

He has held the post of as Vicepresident of APRECAM (Asociación de Promotores de Energía Eólica de Castilla- La Mancha).

Ms. María de los Ángeles Santamaría Martín

Graduate in Industrial Engineering from the Comillas Pontifical University, ICAI and the General Management Program at the IESE.

From 1985 to 1994 she carries her professional work at SAC S.A., which belongs to the Duro Felguera Group. In 1995 she was appointed Commercial Director at IST, S.A. In 1996 she joined Iberdrola Ingeniería y Consultoría S.A. and in December 2002 she moved to Iberdrola Renovables, S.A. where she was in charge of Explotation Management until 2006 when she was appointed Market and Prospective Director.

Mr. José Joaquín Santamaría Tamayo

Graduate in Industrial Engineering, specialized in Mechanics from the Higher Technical School of Industrial Engineers of Bilbao and holder of an MBA from the IESE.

He has worked in different posts throughout his professional career, all related with Nuclear, Thermoelectric, Gas and Renewable Energy. He has also worked in electronic devices Engineering and Construction related activities.

In 1977 he joined Iberduero where he was in charge of mechanic assemblies, bootstraps and the implementation of the conventional zone of C.N. de Lemóniz. Between 1982 and 1985 he was Planning Officer, Economic and Service Control Officer and in charge of the thermal power plant of the Carrion river, Group II. From 1988 to 1993 he was assistant to the Management Director Nuclear Plant in Trillo I. From 1993 to 1995 he was Officer in charge of Purchases, Services and Storage at the aforementioned Plant. He then joined Iberdrola S.A. and worked in different posts both related to engineering and consulting and to power generation. Since 2005 he as been the Operations Director at Iberdrola Renovables S.A

Mr Keith Stuart Anderson

Graduate in Accountancy, MBA and accountant of the Bar Association of ICAS (Institute of Chartered Accountants of Scotland).

He embarked upon his professional career in 1986 as accountant (chartered accountant) at Arthur Young; in 1992 he became Head of Audit at the Royal Bank of Scotland and in 1997 was appointed as Head of Consultancy in Ernst & Young. In 1999 he was Head of Internal Auditing in Scottish Power, plc. In 2003 he worked as Strategy Director of the UK division of Scottish Power and finally, in 2005, he was appointed Director of Renewable Energies.

In 1992 he was appointed Head of Audit at the Royal Bank of Scotland and in 1997 Head of Consultancy in Ernst & Young; in 1999 he worked as Head of International Audit at Scottish Power plc. In 2003 he worked as Strategy Director of Scottish Power

in the UK and finally in 2005 he was appointed Director of Renewable Energies at ScottishPower.

Mr Jamie Wilson

He graduated in Accounting & Economics from the Institute of Chartered Accountants of Scotland, and studied an Advanced Management Programme in the Wharton Business School.

His profesional career began at Grant Thornton holding different positions between 1986 and 1997 as Investigation and Audits Supervisor, Business Planning Consultant and Senior Manager of Financial Department.

Later, in Scottish Power plc he worked as Senior Financial Analist and Corporate Strategy Director in the social strategy department between 1997 and 2002. In 2003, he began to work for the United Kingdom branch of this Company as Aquisition and New Business Director; since 2005, he has worked as Comercial Development Director in the Energy Wholesales Department.

Names of all companies and associations of which those persons, at any time over the last five years, have been members of the administrative, management or supervision bodies, or partners, indicating whether they continue to be members of the administrative, management or supervision bodies, or partners.

Set forth below are the companies with respect to which the persons referred to in letters a) and d) of this section 0 have been members of the administrative, management or supervision bodies, or direct partners, at any time over the last five years, with the exception of (i) companies of a merely hereditary or family nature; (ii) shareholdings in listed companies not in the nature of significant interests and (iii) any others that are of no significance to the Company's business.

Members of the Board of Directors

Name	Company	Position / Member	Current
Don José Ignacio Sánchez Galán	Iberdrola, S.A.	President and Managing Director	Yes
	Iberdrola Inmobiliaria, S.A.	President	Yes
	Desafio Español 2007, S.A.	President	Yes
	Page Ibérica, S.A.	Board Member	Yes
	Bodega Matarromera, S.L.	Board Member	Yes
	Príncipe de Asturias Foundation	Board of Trustees Member	Yes
	Cotec Foundation	Board of Trustees Member	Yes
	Carolina Foundation	Board of Trustees Member	Yes
	Bilbao Guggenheim Museum Foundation	Board of Trustees Member	Yes
	Universitaria Comillas-ICAI Foundation	Board of Trustees Member	Yes
	Universidad Pontificia de Salamanca Foundation	Board of Trustees Member	Yes

Name	Company	Position / Member	Current
	University of Salamanca General Foundation	Board of Trustees Member	Yes
	Spain-United States Council Foundation	Board of Trustees Member	Yes
	Advising Committee of the Prince of Asturias Professorship for Science and Information Technologies of the University of New Mexico (United States)	Board Member	Yes
	Basque Entrepreneurs Circle	Board Member	Yes
	Entrepreneurs Circle (Madrid)	Board Member	Yes
	Economy Circle	Board Member	Yes
	Management Progress Association [APD in Spanish]	Board Member	Yes
	American Management Association	Board Member	Yes
Don Xabier Viteri Solaun	Eólicas de Euskadi, S.A.	Board Member	Yes
	Rokas, S.A.	Board Member	Yes
	Sistemas Energéticos La Muela, S.A.	Board Member	No
	Sistemas Energéticos Mas Garullo, S.A.	Chair	No
	Sistemas Energéticos Torralba, S.A.	Vice Chair	No
	Desarrollo de Energías Renovables de la Rioja, S.A.	Board Member	No
	Molinos del Cidacos, S.A.	Board Member	No
	Molinos de Linares, S.A.	Board Member	No
	Molinos de La Rioja, S.A.	Board Member	No
	Eólicas de La Rioja, S.A.	Chair	No
	Desarrollo de Energías Renovables de La Rioja, S.A.	Board Member	No
Don Alberto Cortina Koplowitz	Sica, S.A.	Indirect Shareholder	Yes
Don Luis Chicharro Ortega	Ibersuizas Beta, S.L	Board Member	Yes
	Ibersuizas Alfa, S.L	Board Member	Yes
	Inversiones Ibersuizas, S.A	Board Member	Yes
	Ibersuizas Participadas, S.A.	Board Member	Yes
	Ibersuizas Gestión Alfa, S.L	Board Member	Yes
	Ibersuizas Gestión Gamma, S.L.	Board Member	Yes
	Ibersuizas Gestión Beta, S.L.	Board Member	Yes
	Ibersuizas Capital Fund I, SCR, S.A.	Board Member	Yes
	Ibersuizas Fondo II SCR, S.A.	Board Member	Yes
	Ibersuizas Equity, SCR, S.A.	Board Member	Yes
	Ibersuizas Gestión, SGECR, S.A.	Board Member	Yes
	Ibersuizas Capital Advisers, S.L.	Board Member	Yes
	Ballestrinque Management, S.L.	Board Member	Yes
	Ballestrinque Goodwill, S.L.	Board Member	Yes
	Finlatam, S.A.	Board Member	Yes
	Icho Consulting, S.L.	Board Member	Yes
	Garaivi, S.L.	Board Member	Yes
	Fomento de Construcciones y Contratas, S.A. (represents Ibersuizas Alfa, S.L.)	Individual Representative	Yes

Name	Company	Position / Member	Current
	Cementos Portland Valderrivas, S.A. (represents Ibersuizas Alfa, S.L.)	Individual Representative	Yes
	Ibersuizas Holdings, S.L. (represents Ibersuizas Alfa, S.L.)	Individual Representative	Yes
	MD Anderson International España, S.A. (represents Ibersuizas Gestión Alfa, S.L.)	Individual Representative	Yes
	Tuixa Consulting, S.L. (represents Ibersuizas Alfa, S.L.)	Individual Representative	Yes
	Ibercubana de Tecnologías para la Construcción, S.L. (represents Ibersuizas Participadas, S.A.)	Individual Representative	Yes
	Dédalo Grupo Gráfico, S.L. (represents Ibersuizas Gestión Alfa, S.L.)	Individual Representative	Yes
	Maxamcorp. S.A. (represents Ibersuizas Gestión Alfa, S.L.)	Individual Representative	Yes
	Maxamcorp Holding, S.L. (represents Ibersuizas Gestión Alfa, S.L.).	Individual Representative	Yes
Don Julio Fermoso García	Caja de Ahorros de Salamanca y Soria (Caja Duero)	Chair	Yes
	Uralita, S.A.	Board Member	Yes
	Fundación de Cajas de Ahorro	Board of Trustees Member	Yes
	Grupo de Negocios Duero, S.A.U.	Chair	No
Don José Luis San Pedro Guerenabarrena	Corporación IBV, Servicios y Tecnologias, S.A.U.	Board Member	Yes
	Nuclenor, S.A.	Board Member	No
Don José Sainz Armada	Iberdrola Inmobiliaria, S.A.	Board Member	Yes
	Scottish Power, Plc	Board Member	Yes
	Spanish Olymic Committee	Treasurer	Yes
Don Juan Pedro Hernández Moltó	Caja Castilla la Mancha	Chair	Yes
	CCM Corporación, S.A.	Chair	Yes
	Federación de Cajas de Ahorros de Castilla-La Mancha	Chair	Yes
	Metrovacesa, S.A.	Board Member	Yes
Don Álvaro Videgaín Muro	Tubacex, S.A.	Chair	Yes
	I.M.Q, S.A.	Board Member	Yes
	Sener, S.A.	Board Member	Yes
Don Marcos Fernández Fermoselle	Naropa Capital, S.L.	Acting Chair	Yes
	Grupo IT Deusto, S.L.	Board Member	Yes
	Parquesol Inmobiliaria y Proyectos, S.A.	Acting Chair	No
Don Carlos Egea Krauel	Caja de Ahorros de Murcia	General Director	Yes
	Spanish Confederation of Savings and Loan Institution [CECA in Spanish]	Board Secretary	Yes
	Ahorro Corporación, S.A.	Board Vice President	Yes
	Enagas, S.A.	Board Member	Yes
	Caja de Seguros Reunidos, S.A. (represents Caja de Ahorros de Murcia)	Individual Representative	Yes
	Corporación Empresarial Cajamurcia, S.L.	Chair	Yes

Name	Company	Position / Member	Current
	Fundación Cajamurcia	Chair	Yes

Upper Management

Name	Company	Position / Member	Current
Víctor Manuel Rodríguez Ruiz	Iberdrola Energías Renovables de Andalucía, S.A.	Co-administrator	Yes
	Sociedad Gestora de Parques Eólicos de Andalucía, S.A.	Board Member	Yes
	Eme Dólar Uno, S.L	Co-administrator	Yes
	Eme Huéneja Tres, S.L	Co-administrator	Yes
	Eme Dólar Tres. S.L	Co-administrator	Yes
	Eme Ferreira Dos, S.L	Co-administrator	Yes
	Parque Eólico Puerto de Málaga, S.L.	Board Member	Yes
	Biovent Energía, S.A.	Chair	Yes
	Iberdrola Renovables de Castilla y León, S.A.	Chair	Yes
	Energía Global Castellana, S.A	Co-administrator	Yes
	Global Solar Energy, S.A.	Chair	Yes
	Energías Renovables de la Región de Murcia, S.A.	Individual Representative for Iberdrola Renovables, S.A.	Yes
	Energías Eólicas Castellano-Manchegas, S.A.	Chair	No
	Energía Eólica de Sisante, S.A.	Chair	No
	Empresa Municipal Vega Baja, S.A.	Board Member	No
	Eólica Campollano, S.A.	Board Member	
	Aprecam	Vice-chair	No
María de los Ángeles Santamaría Martín	Ciener, S.A.	Co-administrator / Board member	Yes
Terry Hudgens	Scottish Power Finance (US), Inc.	Board Member	Yes
	PPM Energy Canada, Ltd.	Board Member	Yes
	The Nature Conservancy	Member of Management Body	Yes
	Scottish Power Plc. / Ltd.	Board Member	No
	PacifiCorp Foundation for Learning	Board Member	No
Ana Isabel Buitrago Montoro	Sociedad Gestora de Parques Eólicos Campo de Gibraltar, S.A	Board Member Secretary	Yes
	Sociedad Gestora de Parques Eólicos de Andalucía, S.A.	Board Member Secretary	Yes
	Iberdrola Energías Renovables de Aragón, S.A.	Co-administrator	Yes
	Iberdrola Energías Renovables de Castilla La Mancha, S.A.	Co-administrator	Yes
	Iberdrola Energía Solar de Puertollano, S.A.	Board Member Vice-Secretary	Yes

Name	Company	Position / Member	Current
	Biovent Energia, S.A	Non-Board Member Secretary	Yes
	Iberdrola Renovables de Castilla y León, S.A.	Board Member Secretary	Yes
	Energía Global Castellana, S.A.	Co-administrator	Yes
	Generación de Energía Eólica, S.A.	Board Member	Yes
	Aerocastilla, S.A.	Non-Board Member Vice-Secretary	Yes
	Productora de Energía Eólica, S.A.	Board Member Vice-Secretary	Yes
	Vientos de Castilla y León, S.A.	Board Member Vice-Secretary	Yes
	Eólicas Fuente Isabel, S.A.	Board Member Vice-Secretary	Yes
	Peache Energías Renovables, S.A.	Non-Board Member Vice-Secretary	Yes
	Global Solar Energy, S.A.	Board Member Vice-Secretary	Yes
	Iberdrola Energías Marinas de Cantabria, S.A.	Board Member Secretary	Yes
	Iberdrola Energías Renovables de Galicia, S.A.	Co-administrator	Yes
	Sistemas Energéticos Chandrexa, S.A.	Co-administrator	Yes
	Sistemas Energéticos de Ferrol-Narón, S.A.	Co-administrator	Yes
	Energías Renovables de La Región de Murcia, S.A.	Board Member	Yes
	Iberdrola Energías Renovables de La Rioja, S.A.	Board Member Vice-Secretary	Yes
	Desarrollo de Energías Renovables de La Rioja, S.A.	Non-Board Member Vice-Secretary	Yes
	Molinos del Cidacos, S.A.	Non-Board Member Vice-Secretary	Yes
	Ciener, S.A.	Administradora Mancomunada	Yes
	Enerbrasil Energías Renovaveis Do Brasil, S.A.	Board Member	Yes
	Iberdrola Energie Rinnovablili S. p. A.	Board Member	Yes
	C. Rokas, Avee.	Board Member	No
	Energiaki Alogorachis Anonimi Eteria	Board Member	Yes
	Iberdrola Regenerative Energien, GMBH	Board Member	Yes
	Iberdrola Regenerative Energien, GMBH	Board Member	Yes
	Energía Eólica de Sisante, S.A.	Non-Board Member Secretary	No
	Molinos de La Rioja, S.A.	Non-Board Member Vice-Secretary	No
	Molinos del Cidacos, S.A.	Non-Board Member Vice-Secretary	No
	Energías Eólicas Castellano-Manchegas, S.A. (settled)	Non-Board Member Secretary	No
	Sistemas Energéticos Moncayo, S.A. (disuelta por fusión)	Board Member	No

Name	Company	Position / Member	Current
	Sistemas Energéticos Torralba, S.A. (dissolved by merger)	Board Member	No
	Sistemas Energéticos Moncayo, S.A. (dissolved by merger)	Board Member Vice-Secretary	No
	Sistemas Energéticos Torralba, S.A. (disolved by merger)	Board Member Vice-Secretary	No
Keith Stuart Anderson	Manweb Generation Holdings Ltd*	Board Member	Yes
	Wise Group Ltd	Board Member	Yes
	CRE Energy Ltd*	Board Member	Yes
	Celt Power Ltd*	Board Member	Yes
	Colcham Ltd*	Board Member	Yes
	ScottishPower Energy Management Agency Ltd	Board Member	Yes
	ScottishPower Energy Management Ltd	Board Member	Yes
José Joaquín Santamaría Tamayo	Iberdrola Energía Solar de Puertollano, S.A.	Board Member	Yes
	Iberdrola Energías Marinas de Cantabria, S.A	Board Member	Yes
	Energías Renovables de la Región de Murcia, S.A.	Board Member	Yes
	Iberdrola Energías Renovables de la Rioja, S.A.	Board Member	Yes
	Tarragona Power, S.A.	General Director	No
	Sistemas Energéticos Campillo, S.A.	Co-administrator	No
Rafael de Icaza y de la Sota	Iberdrola Energías Renovables de Andalucía, S.A.U.	Co-administrator	Yes
	Sociedad Gestora de Parques Eólicos Campo de Gibraltar, S.A.,	Board Member	Yes
	Sociedad Gestora de Parques Eólicos de Andalucía, S.A.	Board Member	Yes
	Eme Dólar Uno, S.L.	Co-administrator	Yes
	Eme Huéneja Tres, S.L.,	Co-administrator	Yes
	Eme Dólar Tres, S.L.	Co-administrator	Yes
	Eme Ferreira Dos, S.L.	Co-administrator	Yes
	Sistemas Energéticos Más Garullo, S.A.	Board Member	Yes
	Sistemas Energéticos La Muela, S.A.	Board Member	Yes
	Sistemas Energéticos Torralba, S.A.	Board Member	Yes
	Iberdrola Energías Renovables de Canarias, S.A.	Co-administrator	Yes
	Energías Eólicas de Cuenca, S.A.	Board Member	Yes
	Eólica Campollano, S.A.	Board Member	Yes
	Iberdrola Renovables de Castilla y León, S.A.	Board Member	Yes
	Electra de Layna, S.A.	Co-administrator	Yes
	Sistemas Energéticos del Moncayo, S.A.	Board Member	Yes
	Aerocastilla, S.A.	Board Member	Yes
	Productora de Energía Eólica, S.A.	Board Member	Yes

Name	Company	Position / Member	Current
	Vientos de Castilla y León, S.A.	Board Member	Yes
	Eólicas Fuente Isabel, S.A.	Chair	Yes
	Energía de Castilla y León, S.A.	Board Member	Yes
	Peache Enerías Renovables, S.A.	Board Member	Yes
	Global Solar Energy, S.A.	Board Member	Yes
	Producciones Energéticas de Castilla y León, S.A.	Board Member	Yes
	Iberdrola Energías Marinas de Cantabria, S.A.	Board Member	Yes
	Energía I Vent, S:A.	Board Member	Yes
	Eólicas de Euskadi, S.A.	Board Member	Yes
	Electra Sierra de San Pedro, S.A.	Board Member	Yes
	Electra de Malvana, S.A.	Board Member	Yes
	Electra de Montanchez, S.A.	Board Member	Yes
	Energías Renovables de la Región de Murcia, S.A.	Board Member	Yes
	Iberdrola Energías Renovables de la Rioja, S.A.	Board Member	Yes
	Desarrollo de Energías Renovables de la Rioja, S.A.	Board Member	Yes
	Molinos de La Rioja, S.A.	Board Member	Yes
	Molinos del Cidacos, S.A.	Board Member	Yes
	Minicentrales del Tajo, S.A.	Board Member	Yes
	Saltes de Belmontejo, S.L.	Board Member	Yes
	Enerbrasil Energías Renovaveis Do Brasil, S.A.	Board Member	Yes
	C. Rokas, Avee.	Acting Board member	Yes
	Energiaki Alogorachis Anonimi Eteria	Chair	Yes
	Energía Renováveis, S.A.	Board Member	Yes
	Eonergi – Energía Eólica, S.A.	Board Member	Yes
	Iberdrola Renewable Energies Limited	Board Member	Yes
	Higher Darracott Wnd Farm Limited	Board Member	Yes
	Iberdrola Regenerative Energien, Gmbh	Board Member	Yes
	Iberdrola Energies Renouvelables, SAS	Director General / Controller	Yes
	Perfect Wind, SAS	Director General / Controller	Yes
	Les Pales Du Saulnois, SAS	Director General / Controller	Yes
	Pelecsa, SAS	Director General / Controller	Yes
	Ferme Eolienne de Buchfeld, SAS	Director General / Controller	Yes
	Parc Eolien de Laneuville au Rupt SAS	Director General / Controller	Yes
	La Ferme Eolienne de Bel Air, SARL	Co-manager	Yes
	Societe Eolienne du Puy de la Blanche, SARL	Co-manager	Yes
	Energie Eolienne du Puy de la Blanche, SARL	Co-manager	Yes
	Energie Eolienne Fitou. SAS	Co-manager / Director General / Controller	Yes

Name	Company	Position / Member	Current
	La Rose des Vents Lorrains, SAS	Director General / Controller	Yes
	Haute Marne Energie, SAS	Director General / Controller	Yes
	Sdevef, SAS	Director General / Controller	Yes
	Peleste, SAS	Director General / Controller	Yes
	Energie Eolienne Trayes, SAS	Director General / Controller	Yes
	Cepe de Carriere Martin, SAS	Director General / Controller	Yes
	Eoliennes Mauron, SAS	Director General / Controller	Yes
	Eoliennes de la Grande Place, SAS	Director General / Controller	Yes
	Sepe de Mulsonnier, SAS	Director General / Controller	Yes
	Sas Sepe Talizat Rezentieres I	Director General / Controller	Yes
	Sas Sepe Hamel Au Brun	Director General / Controller	Yes
	Iberdrola Energia Odnawilalna	Board Member Director de Control	Yes
	Energia Wiatrowa Karscino	Co-administrator	Yes
	C Energoconsult	Co-administrator	Yes
	Parques Ecológicos de México, S.A. de C.V	Administrador	Yes
	Energía Eólica de Sisante, S.A.	Board Member / Sole Collecting Officer	No
	Sistemas Energéticos Entredicho, S.A.	Co-administrator	No
	Sistemas Energéticos Fuendetodos, S.A.	Co-administrator	No
	Energía Eólicas Castellano-Manchegas, S.A.	Board Member / Sole Collecting Officer	No
	Sistemas Energéticos Teruelo, S.A.	Co-administrator	No
	Sistemas Energéticos Astudillo, S.A.	Co-administrator	No
	Sistemas Energéticos Moncayo, S.A.	Co-administrator	No
	Sistemas Energéticos Goia-Peñote, S.A.	Co-administrator	No
	Sistemas Energéticos Serra de Meira, S.A.	Co-administrator	No
	Amithaba Vagyonkezelo Kft	Co-administrator	Yes
	Mistral Energetika Villamosenergie-Termelo Kft	Co-administrator	Yes
	Maguellan Investments Vagyonkezelo Korlatolt Felelossegu Tarsasag	Co-administrator	Yes
	Kaptar Seleromu Kereskedelmi Es Szolgaltato Korlatolt Felelossegu Tarsasag	Co-administrator	Yes

Regarding any of the persons referred to in letters a) and d) above in this section, and for the five years prior to the date of the Prospectus, it is noted that:

In accordance with the information provided to the Company by the members of the administrative, management and supervision bodies, and by the senior managers of the Company, none of them has been convicted of a crime of fraud, or charged on an official public basis or sanctioned by legal or regulatory authorities over the last five years.

None of these persons in the exercise of his/her authority as a member of the administrative, management or supervision body, or as a senior manager, has been involved in any bankruptcy, suspension of payments or liquidation over the last five years, except as regards Mr. Rafael Icaza de La Sota, who has been the sole collecting officer of Energías Eólicas Manchegas, S.A. and Energías Eólicas de Sisante, S.A., which have already been settled.

None of these persons has been disqualified by a court by reason of his/her actions as a member of the administrative, management or supervision bodies of an issuer company, or by reason of his/her actions in the management of the affairs of an issuer company over the last five years.

14.2 Administrative, management, and supervisory bodies and senior management conflicts of interests

According to the information that has been provided to the Company, none of the persons referred to in section 0 above in this Registration Document has a conflict of interest between his/her obligations to the Company and his/her private interests, nor do they engage in activities on their own behalf or on behalf of others that are similar, analogous or complementary to those included within the corporate purpose of the Company, excepting: (i) those indicated in the heading "Information for the preparation and pertinent management experience" in section 14.1 above; and (ii) those provided for in the schedules set out by the companies where the persons mentioned in paragraphs a) and d) of the abovementioned 14.1 have been members of the administrative or supervisory bodies, or direct shareholders, at any time during the last five years. The mechanisms for detecting and handling any conflicts of interest are regulated in the Board Regulations and in the Company's Internal Regulations for Conduct on the Securities Markets, approved by the Board of Directors at its meeting of 5 November 2007. In particular, these rules establish a general duty of directors and senior managers to abstain from attending and participating in deliberation and voting regarding matters with respect to which they have a conflict of interest. In the specific case of shareholder-nominated directors, they establish a duty to abstain from voting regarding matters that may imply a conflict of interest with the shareholder nominating them and the Company.

The Company is particularly zealous in always using all caution required by the principles of good corporate governance in cases of actual or potential conflict of

interest, and sees to compliance with articles 127, 127 bis, 127 ter, 127 quater and 132 of the Corporations Act.

In particular, the Company and its sole shareholder as of the date of this Prospectus, Iberdrola, S.A., have signed a master agreement for the purpose, inter alia, of preventing any conflicts of interest between Iberdrola, S.A. and IBERDROLA RENOVABLES. In section 0.3 below in this Registration Document the principal terms and conditions of the referenced master agreement are summarised.

- ***Agreements with shareholders, customers, suppliers and others***

Also, it is noted that there is no kind of agreement or understanding with significant shareholders, customers, suppliers or others, by virtue of which any person mentioned in section 0 above may have been appointed as a member of the management body or as a senior manager. Without prejudice to the foregoing, as indicated in referenced section 0, the outside shareholder-nominated directors have been proposed by the sole shareholder of the Company as of the date of this Prospectus, Iberdrola, S.A.

- ***Restrictions on disposition of securities of the Company***

The persons mentioned in section 0 of this Registration Document have not agreed upon restrictions on disposition over a given period of time of such interests as they may hold in IBERDROLA RENOVABLES, without prejudice to the fact that as of the date of this Prospectus none of the referenced persons has any shareholding interest in the Company.

Notwithstanding the foregoing, in accordance with the provisions of the fifth article of the Company's Internal Regulations for Conduct on the Securities Markets, the members of the Board of Directors, including the Secretary and Assistant Secretary of this body and the senior managers, among others, may not engage in transactions in securities issued by the Company admitted for trading on an organised secondary market, financial instruments or agreements that give the right to acquire such securities, or the underlying assets of which are securities, instruments or agreements of this kind, or in such other securities, instruments and agreements as may be expressly specified by the Rules Compliance Unit, as defined in those Regulations: (i) when they have confidential information regarding those securities or the issuer thereof, (ii) during the seven days prior to each disclosure of results of the Company, or (iii) when so determined by the Rules Compliance Unit. Neither may they sell the affected securities that they acquire until at least fifteen calendar days have elapsed since their acquisition, excepting authorisation from the Regulations Compliance Unit.

15 REMUNERATION AND BENEFITS

15.1 Amount of remuneration paid (including any contingent or deferred compensation), and benefits in kind granted to such persons by the issuer and its subsidiaries for services in all capacities to the issuer and its subsidiaries by any person

Compensation paid to members of the company's management body

Prior to 5 November 2007 the Company was run by a single manager, whose job was unpaid according to the provisions of the old copy of Article Twenty-Five of the

Corporate Bylaws. On this date Iberdrola, S.A., as sole Company shareholder, adopted various decisions by virtue of which the management body adopted the form of a Board of Directors, and the job of Manager was paid.

Article Forty-Four of IBERDROLA RENOVABLE's Corporate Bylaws provides that Board Members, as Board of Directors members, will have the right to receive compensation from the Company made up of (a) a fixed allocation, and (b) per diems for attending meetings of the Board of Directors and their Commissions.

The total amount of compensation the Company will pay its group of Managers for the items stipulated in the preceding paragraph shall not exceed the sum determined by the General Shareholders Meeting for that purpose. The sum thus set by the Shareholders Meeting shall be maintained, provided it is not changed by a new General Shareholders Meeting agreement.

The setting of the exact sum to pay within the limits set by the Shareholders Meeting, its distribution among the different Managers, the criteria to consider for its distribution among the different Managers, the period of its payment, as well as in general, everything not set forth by the General Shareholders Meeting, will be determined by the Board of Directors subject to its proposal from the Commission on Appointments and Remunerations.

In addition, and independent of the compensation contemplated in the foregoing paragraphs, it is contemplated that the compensation of Managers may be by way of delivery of shares or option rights thereon, as well as compensation determined by reference to the value of the shares of the Company. The application of these systems of compensation must be resolved by the General Shareholders Meeting.

In light of what has been stated in the foregoing paragraphs, and given that until 5 November 2007 the Company has been run by a sole administrator whose position was unpaid, the current Managers of IBERDROLA RENOVABLES have not received in the 2004, 2005, and 2006 fiscal years, as well as up to 30 September 2007 any payment whatsoever for their belonging to the IBERDROLA RENOVABLES Board of Directors. Similarly, it is noted that during these periods the Board of Directors members have received no compensation whatsoever by reason of their service on the management bodies of the subsidiaries or companies in which it holds interests, nor for any other reason.

The aforementioned notwithstanding, Iberdrola, S.A., sole shareholder of IBERDROLA RENOVABLES, pursuant to Article 44 of the Corporate Bylaws and for an indefinite time, so long as the General Shareholders Meeting approves nothing other, approved on 5 November 2007 the setting of the Board of Directors compensation in the overall amount of five million duros per fiscal year, which will be updated annually according to variations of the Consumer Price Index and which, in the case of fiscal year 2007, will be prorrated according to the number of days actually transpired between the Board of Directors appointment date and the last day of the fiscal year. The fixed and variable remunerations and indemnizations belonging to the Managers who carry out executive duties at the Company shall remain included for the performance of those duties and will be paid and charged against the above-stated overall amount, by virtue of the provisions of Article 44 of the Corporate Bylaws.

Thus, and pursuant to the Company Board of Directors agreement of 5 November 2007 adopted subject to the proposal of the Commission on Appontments and Remunerations, compensation for Company Managers for the remaining 2007 fiscal year has been set at the following amounts:

Item	Amount
Board of Directors President	
Annual Fixed Allocation	180,000
Attendance Per Diems	3,600
Commission Presidents	
Annual Fixed Allocation	120,000
Attendance Per Diems	3,600
Manager Members of the Delegated Executive Board, for Auditing and Compliance, for Appointments and Remunerations and Associated Operations	
Annual Fixed Allocation	100,000
Attendance Per Diems	1,800
Other Managers	
Annual Fixed Allocation	60,000
Attendance Per Diems	1,800

As a result of the application of this system, members of the Board of Directors would receive an annual remuneration, exclusively in their capacity as such, of approximately 2 million euros, assuming that they are members of the various commissions and that they attend the meetings held. Remunerations obtained as a result of the various share schemes, as indicated below, would have to be added to that figure.

Furthermore, in its position as sole shareholder of IBERDROLA RENOVABLES and pursuant to the dispositions of Article 130 in the Fourth Additional Provision of the Corporations Law, as well as Article 44 of the Corporate Bylaws, on 5 November 2007, Iberdrola, S.A., agreed on systems for compensation in Company shares for executive managers and Company managers as described in Section 17.3 of this Registration Document.

Compensation paid to the company's senior managers

The compensation of the Company's senior managers, identified above in section 14 of the Registration Document, including the compensation received by the Company Managing Director, are the following, with the amendments subsequently made:

Concept	30/09/2007	2006	2005	2004
		Compensations and others		
Annual compensation	2,350,145.42	1,289,204.92	1,294,933.08	754,571.66
Compensation in kind	19,810.86	14,594.11	9,615.78	20,821.18
Other concepts	0	0	0	0

The compensations set forth in the previous chart include those collected in the named fiscal years by the present Company Managing Director, Mr. Xabier Viteri Solaun, in his earlier position as Director of Renewable Energy. On the other hand, they do not include those collected by Mr. Keith S. Anderson (United Kingdom Director), Mr. Terry Hudgens (United States Director) and Mr. Jamie Wilson (Remaining World Director), due to the fact that on 30 September 2007 (reference date for fiscal year 2007), the companies from which his respective compensations were collected were not a part of the IBERDROLA RENOVABLES Group, since this integration did not occur until 3 October 2007 as a result of the non-monetary capital expansion described in Section 19.1 of the Registration Document. This chart also does not include the compensation collected by Mr. Estanislao Rey-Baltar Boogen (Financial Director), since on the referenced date of 30 September 2007 his compensation was satisfied by Iberdrola, S.A.

The Company estimates that the joint compensation paid to IBERDROLA RENOVABLES upper management will reach approximately three million five hundred thousand (3,500,000) euros in the coming 2008 fiscal year, including the compensation collected by the present Company Managing Director, Mr. Xabier Viteri Solaun, formerly Director of Renewable Energy.

No senior manager has received compensation by reason of membership in administrative bodies of subsidiary or investee companies of IBERDROLA RENOVABLES. Nor have they collected any other amounts on any other basis.

15.2 Total amounts set aside or accrued by the issuer or its subsidiaries to provide pension, retirement or similar benefits

Members of the Company Board of Directors

During the periods between 1 January and 31 December 2004, 2005 and 2006, respectively, and the 2007 financial year, on 30 September thereof, the Company and/or its subsidiaries have not made contributions to pensions plans,and the like, nor have they paid life, accident or liability insurance premiums for the members of the Board of Directors.

During the same periods, and with the clarifications made below, (i) contributions to (ii) life and accident insurance premiums have been made to the following amounts

Item	30/09/2007	2006	2005	2004
Funds and pension plans	26,233.34	26,296.76	26,098.96	17,825.80
Life, accident and liability insurance	7,503.60	7,471.64	5,785.39	1,804.84

The figures contained in the table above show the payments made in favour of the current Managing Director of the Company, Mr. Xabier Viteri Solaun, in his former position of Director of Energías Renovables. These do not include, on the other hand, those relating to Mr. Keith S. Anderson (United Kingdom Director), Mr. Terry Hudgens (United States Dirctor) and Mr. Jamie Wilson (Rest of World Director), due to the fact that, on 30 September 2007 (reference date for the 2007 fiscal year) the companies in receipt of their respective remunerations were not included in the IBERDROLA RENOVABLES Group, since said integration did not take place until 3 October as a result of the non-cash capital increase described in section 19.1 of this Registration Document. Nor does said table include the corresponding figures for Mr. Estanislao Rey-Baltar Boogen (Finance Director).

No member of the Board of Directors or Senior manager has received any amount of this nature from subsidiary companies.

16 BOARD PRACTICES

16.1 Date of expiration of the current term of office, if applicable, and the period during which the members of the Board of Directors of the Issuer have served in that office

The fifteen (15) members of the Board of Directors of IBERDROLA RENOVABLES listed in section 14.1 of this Registration Document were designated iby virtue of the decission adopted by sole shareholder, Iberdrola, S.A. on 5 November 2007.

In accordance with the forty-third article of the articles and bylaws, the directors will serve for a term of five (5) years (that is, until 5 November 2012), provided that the General Meeting does not resolve their dismissal or removal from office and they do not resign their positions. They may be re-elected one or more times for equal terms.

As provided in article 126.3 of the Corporations Act the appointment of directors of the Company will lapse when, the term having concluded, the following General Meeting has been held or the legal term for holding the Meeting that is to resolve on approval of the accounts for the preceding fiscal year has passed.

The Secretary of the Board of Directors, Mrs. Ana Isabel Buitrago Montoro, has held the position since appointment on 5 November 2007. The Assistant Secretary of the Board of Directors, Mrs. Regina Reyes Gallur was also appointed on 5 November 2007. Both positions are of indefinite duration.

16.2 Information about contracts of members of administration, management or supervision bodies with the issuer or any of its subsidiaries providing for benefits upon termination of services, or the corresponding negative statement

Of the contracts underwritten between the Company or any of its Subsidiaries and the members of the Board of Directors of the Company and its top management, four include indemnity clauses for the event of termination of said contracts. Of these, three establish compensation ranging between three and five annuities of the total compensation paid in the previous fiscal year; the other contract establishes two annuities of the fixed fee paid in the previous year.

On the other hand, two of the contracts underwritten with Executive Directors and top management contain remunerated post-contractual non-competition clauses. By virtue of said agreements, the Company reserve the right to require that, once the contract is extinguished and during the validity of the agreement, the parties may not provide services, directly or indirectly, on a self-employed or employed basis, either by themselves, or through third parties, to companies with identical or similar activity to that of the Company and, in particular, in relation to generation or distribution of electrical energy in any manner. The agreement has duration of one (1) year from the end of the contract for whatever cause. In the event that the Company exercises its rights in relation to the non-competition clause, financial compensation of the amount corresponding to the half one annuity of the Gross Fixed Annual Salary will be paid.

16.3 Information regarding the audit committee and the compensation committee of the issuer, including names of the members of the committees and a summary of the internal rules

The articles and bylaws and the Board of Directors Regulations of the Company contemplate that the Board of Directors will form a Delegated Executive Committee, an Audit and Compliance Committee and a Nominating and Compensation Committee, which will be comprised of members of the Board of Directors. It also may create other committees of a purely internal nature, with the authority determined by the Board of Directors itself.

Below is a description of the structure and authority given to each of them, in accordance with the provisions of the articles and bylaws and the Board of Directors Regulations.

Delegated Executive Committee

Formation and composition of the Delegated Executive Committee

The articles and bylaws and the Board of Directors Regulations contemplate a Delegated Executive Committee comprised of the number of directors specified by the Board of Directors, with a minimum of three (3) Directors and a maximum of six (6). The President of the Board of Directors shall act as President of the Committee and, in his absence, the director that the Board of Directors designates from the members of the Delegated Executive Committee. The secretary of the Board of Directors will act as secretary and in his absence the Assistant Secretary of the Board of Directors. The company's board of directors at its meeting of 5 November 2007 resolved at the

proposal of the Committee of Appointments and Salaries to constitute the referenced Delegated Executive Committee comprised of 4 members, as indicated below:

DELEGATED EXECUTIVE COMMITTEE		
Name	**Position**	**Nature**
Don José Ignacio Sánchez Galán	Chairman	Dominical (1)
Mr. Santiago Martínez Lage	Member	Independent
Mr. José Sainz Armada	Member	Representative Director (1)
Mr. Xabier Viteri Solaun	Member	Executive
Mrs. Ana Buitrago Montoro	Non-committee secretary	=

(1) Appointed by Iberdrola, S.A.

Powers

The Delegated Executive Committee will handle all matters within the authority of the Board that, in the judgment of the Committee itself, must be resolved without delay, the only exceptions being the rendering of accounts, the presentation of balance sheets to the General Meeting, such authority as may be given to the Board without authorisation of delegation, and the powers of the Board of Directors that by law or pursuant to the articles and bylaws cannot be delegated.

The Delegated Executive Committee will report to the Board of Directors in the first of these meetings, regarding the matters considered and the decisions adopted.

Operation

The Delegated Executive Committee will meet at least once (1) per month and at such other times as deemed to be appropriate by the Chairman, who also may suspend any ordinary meeting or meetings when he/she deems it to be appropriate for reasons fully within his/her discretion. It also will meet when so requested by two (2) of the directors who are members of the committee. Resolutions of the Delegated Executive Committee will be adopted by majority of the directors comprising the committee, present or represented at the meeting. In the event of a tie, the Chairman will have a casting vote. Also applicable to it, to the extent not incompatible with its nature, will be the provisions of the Board of Directors Regulations regarding the operation thereof, in particular those regarding calls of meetings, delegation of representation to another director, sessions with the presence of all members, written votes without a meeting and approval of minutes of meetings.

Audit and Compliance Committee

Formation and composition of the Audit and Compliance Committee

The Board of Directors of the Company at its meeting 5 November 2007, resolved, under the provisions of the thirty-eighth article of the articles and bylaws, at the proposal of the Appointments and Salaries Committee to create an Audit and Compliance Committee from among its members.

The Audit and Compliance Committee is comprised of a minimum of three (3) and a maximum of five (5) members, who must be outside directors, not members of the Delegated Executive Committee. The Audit and Compliance Committee will have a Chairman, who necessarily will be one of the independent directors, with sufficient capability and availability to devote greater attention to the Committee than the rest of its members, and a Secretary, who need not be a director, appointed by the Board of Directors.

The composition of the Audit and Compliance Committee is as follows:

AUDIT AND COMPLIANCE COMMITTEE		
Name	Position	Nature
Mr. Álvaro Videgain Muro	Chairman	Independent
Mr. Javier Sánchez-Ramade Moreno	Member	Representative Director (1)
Mr. José Luis San Pedro Guerenabarrena	Member - Secretary	--Representative Director (1)

(1) Appointed by Iberdrola, S.A.

Powers

The basic principles for action and the internal operating system of the Audit and Compliance Committee will be governed by the thirty-eighth article of the articles and bylaws and the provisions of the Board of Directors Regulations.

The Audit and Compliance Committee is an internal body of the Board of Directors of an informational and consultative character, without executive functions, with authority to report, advise and propose within its scope of authority.

The articles and bylaws and the Board of Directors Regulations provide that, in all cases, the authority of the Audit and Compliance Committee will be:

- To report to the General Shareholders Meeting regarding questions posed by shareholders that fall within the scope of its authority.

- To propose to the Board of Directors for submission to the General Meeting the appointment of the statutory auditors of the Company.

- To supervise management of the internal audit area, which functionally will be under the Chairman of the Committee.

- To be advised of the financial reporting process and the internal control systems associated with the significant risks of the Company.

- To receive information from the auditors of accounts on those issues that may jeopardise their independence, which are related to the accounting audit process and, in general, on any other matters provided in the legislation on auditing of accounts and the technical audit standards prevailing from time to time.

- To report in advance on the Company's annual corporate governance report and see to compliance with the legal requirements and requirements in Professional Conduct and Good Governance Codes adopted by the Board of Directors.

- To report in advance to the Board of Governors with regard to (i) the areas of its competence provided in Title VIII of the Board of Dirctors Regulations, relative to the duties of the Directors, and (ii) the financial information which, due to its position as a listed company, the Company must make public from time to time.

- To report to the Board of Directors, in advance of it adopting the corresponding decision, on the creation or acquisition of shares in special purpose companies or companies based in other countries or territories which might be classified as tax havens or operations which, due to their complexity, may prejudice the transparency of the IBERBROLA RENOVABLES Group.

- To report on proposals for amendment of the Board of Directors Regulations.

- Such other matters as may be attributed to it by the articles and bylaws, the Board of Directors Regulations or the Board of Directors itself.

Operation

As provided in the articles and bylaws and the Board of Directors Regulations, the Audit and Compliance Committee will meet as often as necessary, in the judgment of its Chairman, for performance of its tasks, and at least once (1) per quarter, or when requested by half of its members.

The Audit and Compliance Committee may validly meet when one half plus one of its members attend the meeting, personally or through a representative. Resolutions will be adopted by majority of the members present or represented. In the case of a tie, the Chairman will have a casting vote. Likewise, the provisions of the Board of Governors Rules relating to its operation and, in particular, those relating to the convening of meetings, delegation of representation in favour of another Director, universal sessions, holding of written and out of session votes, chairing and secretary of meetings and the passing of minutes of meetings will be applicable, so long as they are not incompatable with their nature.

Within he first three months following the end of each fiscal year, the Audit and Compliance Committee will submit a report on its activities during the fiscal year for approval of the Board of Directors. It thereafter will be made available to shareholders and investors.

Nominating and Compensation Committee

Formation and composition of the Nominating and Compensation Committee

The Board of Directors, at its meeting of 5 November 2007, under the provisions of the thirty-ninth article of the articles and bylaws, approved the creation of a Nominating and Compensation Committee. This Nominating and Compensation Committee is of an informational and consultative character, without executive functions, with authority to report, advise and propose within its scope of authority. It is governed by the provisions of the referenced thirty-ninth article of the articles and bylaws and by the provisions of the Board of Directors Regulations.

The Nominating and Compensation Committee is comprised of a minimum of three (3) and a maximum of five (5) members, designated from among the external Directors, the majority of them must be independent. The Board of Directors also will appoint its Chairman from among the members. The Chairman must necessarily be an independent director, with sufficient capability and availability to devote greater attention to the Committee than the rest of the directors who are members thereof. The Board of Directors also will appoint its Secretary, who need not be a director, on proposal of the Nominating and Compensation Committee itself.

The composition of the Nominating and Compensation Committee is as follows:

NOMINATING AND COMPENSATION COMMITTEE		
Name	**Position**	**Nature**
Mr. Santiago Martínez Lage	Chairman	Independent
Mr. Luis Chicharro Ortega	Vocal	Independent
Mr. José Sainz Armada	Member- Secretary	Representative Director (1)

(1) Appointed on proposal of Iberdrola, S.A.

Powers

The Nominating and Compensation Committee has authority to supervise the process of selection of directors and senior managers (the latter on proposal of the Managing Director, if any), and assist the Board of Directors in establishing and supervising the compensation policy for such persons. Likewise, within the legal limitations, the aforementioned functions shall be undertaken in relation to the main shareholder institutions and those which are part of the IBERDROLA RENOVABLES group.

In particular, the Nominating and Compensation Committee has the following authority:

- Reporting on and reviewing the criteria to be used for composition of the Board of Directors and selection of candidates.

- Providing the Board of Directors with proposals for nominating directors to be appointed by coopting or, where appropriate, to be submitted to decision of the General Shareholders Meeting.

- Proposing to the Board of Directors which of its members will be on each of the Committees.

- Examining and organising succession of the Company's Chairman and Managing Director, if any, and, if applicable, making proposals to the Board.

- Proposing to the Board of Directors the system and amount of the annual compensations for the Directors.

- Reporting to the Board of Directors, prior to the adoption by the latter of the corresponding decision on proposal of the Chairman, regarding the appointment and/or removal of the Vice Chairman or Vice Chairmen (if any), Secretary and, if applicable, Assistant Secretary of the Board of Directors.

- Reporting to the Board of Directors regarding appointment and/or removal of senior managers of the Company on proposal of the Managing Director, if any.

- Reporting to the Board of Directors regarding any compensation or indemnification that may be fixed for cases of removal of senior managers of the Company on proposal of the Managing Director, if any.

- Proposing to the Board of Directors, with the corresponding report, the proposals presented by the Delegated Director on the compensation policy for the senior management and the basic contract conditions.

- Reporting on incentive and pension plans.

- Periodically reviewing compensation programmes, evaluating their appropriateness and performance.

- Seeing to it that, where new vacancies arise or where new directors are nominated, the selection procedures do not lack implicit faults which may imply discrimination of any sort.

- Seeing to observance of the Company's compensation policy.

In addition, the committee will advise the Board of Directors regarding the most appropriate configuration of that body and its committees as regards size and balance among the various classes of directors from time to time.

<u>Operation</u>

The Nominating and Compensation Committee, pursuant to the Board Regulations and the articles and bylaws of the Company, meets as often as necessary, in the judgment of its chairman, to perform its tasks, at least once each quarter or when requested by half of the directors that are members of the Committee.

It may validly act when half plus one of its members attend, in person or by representative, adopting its resolutions by majority of the members present or represented. In the event of a tie, the Chairman has a casting vote.

Related Party Transactions Committee

In addition to the foregoing, the Board of Directors of IBERDROLA RENOVABLES at its meeting of 5 November 2007, at the proposal of the Nominating and Compensation Committee resolved to form a Related Party Transactions Committee, pursuant to the provisions of the master agreement signed by Iberdrola, S.A. and IBERDROLA RENOVABLES as a part of the process of exchange listing of the latter.

This Committee has been conferred informative powers in relation to party transactions of IBERDROLA RENOVABLES and its subsidiaries with Iberdrola, S.A. and the rest of the companies with the Iberdrola Group, as well as powers in relation to conflicts of interest.

The Related Party Transactions Committee is comprised as follows:

RELATED PARTY TRANSACTIONS COMMITTEE		
Name	Position	Nature
Mr. Álvaro Videgain Muro	Chairman	Independent
Mrs. María Helena Antolín Raybaud	Member	Independent
Mr. Xabier Viteri Solaun	Member	Executive
Mrs. Regina Reyes Gallur	Non-director - Secretary	–

The composition and principal characteristics and powers of the Related Party Transactions Committee are described in section 19.3 of this Registration Document.

16.4 Statement as to whether the issuer complies with the corporate governance system or systems of its country of incorporation. In the event that the issuer does not comply with such a regime, a statement to that effect together with an explanation regarding why the issuer does not comply with such regime

The Company's governance system substantially complies with and follows the recommendations on good corporate governance included in the Unified Good Governance Code.

In this regard, in order to adapt the Company's governance to the good corporate governance requirements and practices of listed companies, the sole shareholder of the Company passed the modifcation on 5 November 2007 of its Articles and Byelaws and the General Shareholders Meeting Regulations. The Board of Directors at its meeting of the same date approved the Board of Directors Regulations and the Internal Regulations for Conduct on the Securities Markets.

Without prejudice to the foregoing, it is necessary to make the following clarifications regarding compliance with the recommendations contained in the Unified Code:

- IBERDROLA RENOVABLES understands that it complies, in all substantial aspects, with the recommendations of the Unified Code of Good Management.

- Based on said recommendations and with the aim of incorporating these into the Company's internal regulations, on 5 November 2007 the following has been passed:

(i) By the sole shareholder:

Various by-law modifcations and a revised version of the company by-laws; and

General Shareholder Meeting Regulation.

(ii) By the Board of Directors:

Board of Governor Regulation; and

Internal Regulation of Conduct n the Stock Markets.

- Also, and with regard to the Company Board of Directors, it should be noted that:

- In accordance with article 30.1 of the company by-laws, the Company Board of Directors shall be comprised of a minimum of eight and a maximum of fifteen directors. At the same time, and by virtue of the decisions adopted by the sole shareholder of IBERDROLA RENOVABLES on 5 November 2007, the Board of Directors is made up of fifteen members. In this sense, the Company has complied with recommendation nine of the Unified Code of Good Management, which sets a minimum and maximum range of five and fifteen directors, respectively.

- It must be noted that the designation of members of the current Board of Directors of IBERDROLA RENOVABLES has not been preceeded by prior proposals and reports from the Nominating and Compensations Committee forcast in recommendation twenty seven of the Unified Code of Good Management. This is due to the fact that, at the time of designation, said Committe had not yet been constituted, so, previously, the Company was administrated by a sole director. However, the Nominating and Compensation Committee was established in accordance with the Board of Directors on 5 November 2007, after which, and on the same date, a session was held through which: (i) the proposal of nominating independent directors was evaluated and ratified; and (ii) the proposal to nominate representative directors as well as the executive director was favourably evaluated and reported.

  In any case, the Nominating and Compensation Committee shall verify annually the nature of the members of the Board of Directors.

- With regard to the current composition of the Board of Directors, the following must be noted:

Of the fifteen members of the current Board of Directors, fourteen are external, whereby, in accordance with recommendation ten of the Unified Code of Good Management, these constitute a vast majority, the number of executives having been reduced to the required minimum.

Equally, five of the fifteen Company directors are independent, which constitutes a third of the members of the Board of Directors, according to the provisions of recommendation thirteen of the Universal Code of Good Management.

The Company has not yet adapted to recommedation fifteen of the Universal Code of Good Management, since, among the fifteen members, there is only one woman (Mrs. María Helena Antolín Raybaud). However, the Company demonstrates, in accordance with the provisions of said recommendation, that the selection process followed in the designation of new directors is not subject to any bias which might impede the nomination of more women.

- With regard to the copensation og directors, article 44.2 of the Company By-laws provides for compensation systems consisting of the offer of shares or options on these shares, as well as compensation which takes as a reference the value of IBERDROLA RENOVABLES shares. This by-law provision is general in nature and does not differentiate between representative, independent or executive directors. Despite this, the Company feels that this provision does not imply, in itself, a breach of recommendation thirty six of the Universal Code of Good Management, which advises the limiting of this type of compensation system for executive directors. The Company only detracts fom this recommendation if such compensation systems are applied, effectively, to representative or independent directors and and do not consist exclusively of shares designed to be held until they cease to be directors. In this sense, it should be noted that, on 5 November 2007 Iberdrola, S.A., in its capacity as sole shareholder of IBERDROLA RENOVABLES, resolved, in accordance with the provisions of article 130 and Additional Provision Four of theLimited Companies Act as well as in the mentioned article 44 of the Company By-Laws, compensation systems of shares in IBERDROLA RENOVABLES, limited to executive directors and directors of the Company, thereby complying with the aforementioned recommendation thirty six of the Universal Code of Good Management.

- In terms of both the Audit and Complaince and the Nominating andCompensation Committees these will be comprised of external directors and presided by an independent director. In this sense, therefore, complying with the forty fourth recommendation of the Universal Code of Good Management.

  It should also be noted that, in its session on 5 November 2007, the Board of Directors resolved the constitution of the Related Party Transactions Committee between Iberdrola, S.A. and the Company, reerred to below, as well as in article 19.3 of this Registration Document.

- In terms of the commitment of IBERDROLA RENOVABLES to good corporate management practices, the Audit and Compliance Committee shall periodically examine the degree of compliance with the recommendations of the Universal Code of Good Management by the Company and, where appropriate, by the

companies of the Group, revieing its results and delivering the proposals for improvement it deems necessary to the Board of Directors.

Finally, it should be noted that, in compliance with recommendation two of the Universal Code of Good Management, Iberdrola, S.A. and the Company have underwritten, on 5 November 2007, a framework contract for the purpose of establishing a transparent schedule of relations between Iberdrola, S.A. and the Company (and between the companies of the Group) wherein, following the best corporate mangement practices and, in particular, recommendation two of the Unified Code of Good Management, IBERDROLA RENOVABLES are of action is defined and the necessary mechanisms are regulated in order to prevent and answer possible situations of conflict of interest, as well as for the performance of related transactions.

Under the provisions of the aforementioned framework contract and the Board of Director Regulations, the Board of IBERDROLA RENOVABLES resolved, in its session of 5 November 2007, the constitution of a Related Party Transactions Committee. The Committee shall be comprised of a majority of independent directors and representative directors proposed by Iberdrola, S.A. may not be members of it. The Chairman of the Related Party Transactions Committee shall be nominated by the Board of Directors from among the members of the latter. The Related Party Transactions Committee has been granted different powers, among which are the power report subject to authorisation by the Board of Directors or, in the evant of an emergency, by the Delegated Executive Committee, all party transactions for which the amount exceeds the higher between (i) 0.3% of the consolidated income of the Company in accordance with the consolidated audited annual accounts from the last full complete fiscal year on the date the transaction in question was granted, and (ii) 5 million Euros.

The content of the abovementioned framework contract, as well as the functions of the Related Party Transactions Committee are described in detail in section 19.3 of this Registration Document.

Until commencement of the process of admission of the Company's shares to trading on the stock exchanges, the Company did not have a website of its own, apart from that of its parent, Iberdrola, S.A., for the dissemination of information. But as a result of this process the Company has initiated all steps necessary to have a corporate website when the shares are admitted to trading, satisfying the requirements of the securities market rules, to cover the shareholder right of information, and to disseminate important information.

The Company has a firm commitment to follow best practices of good governance, and therefore states its intention to adapt, as quickly as possible, to the recommendations for corporate governance applicable from time to time, adjusting them based on the characteristics of the Company and its group.

17 EMPLOYEES

17.1 Either the number of employees at the end of the period or the average for each financial year for the period covered by the historical financial information up to the date of the registration document (and changes in such

numbers, if material) and, if possible and material, a breakdown of persons employed by main category of activity and geographic location. If the issuer employs a significant number of temporary workers, include information regarding the number of temporary workers by average term for the most recent fiscal year

The table shows the evolution of employees in the period covered by the historical financial information, as well as during the nine-month period ended 30 September 2007.

	IBERDROLA RENOVABLES (1)			PRO FORMA INFORMATION (2)
	31/12/2004	31/12/2005	31/12/2006	30/09/2007
Spain	278	342	436	533
United Kingdom	-	2	5	92
United States	-	-	45	598
Rest of the World	16	21	252	271
Total	294	365	738	1,494

(1) Not including companies in the Scottish Power Group that have been added to the IBERDROLA RENOVABLES Group by virtue of the Restructuring Transaction referred to in section 19 of this Registration Document.

(2) Including companies in the Scottish Power Group that have been added to the IBERDROLA RENOVABLES Group by virtue of the Restructuring Transaction.

The Group's staff has increased by more than 408.16% during the period between 31 December 2004 and 30 September 2007. This growth to a great extent is the result of the launch of the international area, where business is growing at a strong pace, the most notable events being the incorporation of the Greek company C. Rokas, S.A. and the 2006 acquisitions of the US companies Community Energy and MRC Partners. The increase in the number of employees at 30 September 2007 was 102.44% by comparison with staff at 31 December 2006, of which 77.51% is the result of incorporation of the employees in the renewables area of Scottish Power.

In the breakdown by age, sex, functions and education of the employees:

- It is notable that, currently, 75% of staff are men and 25% women, with more than 58% of employees in the age range from 31 to 50. 31% of employees are under 30 years old, which shows the youth of the workers comprising the group.

- Regarding education of staff members, 59% of employees are university graduates, the remaining percentage being within the group of office workers.

- Regarding the functions performed by staff, 42% are in operations and maintenance, 19% in project development and construction, 31% in the corporate area, with the remaining percentage being in other areas.

- At 31 December 2006 employees with indefinite term contracts represented more than 95% of total staff.

One of the basic objectives of IBERDROLA RENOVABLES is to create a "humanly sustainable" enterprise, generating high-quality employment, based on employment conditions that combine appropriate economic compensation with high standards of health and work safety.

To achieve this objective, IBERDROLA RENOVABLES throughout its history has created, implemented and strengthened a series of family-oriented policies, which are structured into the following categories: "Work Flexibility" (paid leave for marriage, paid leave for marriage of a son or daughter, etc.), "Non-Salary Benefits" (special advances, health assistance, etc.) and "Other Benefits" (sports facilities, scheduled buses, etc.).

As a result of the indicated policies, IBERDROLA RENOVABLES obtained, on 4 May 2007, certification as a "Family Oriented Company, EFR" from Fundación + Familia, a non-profit charitable organisation the purpose of which is protection, defence and promotion of the family.

This certification is intended to be the highest official European distinction recognising the responsibility of companies that wish to harmonise family life and employment, implementing EFR policies in the workplace to improve the quality of life of employees.

17.2 Shares and share purchase options

IBERDROLA RENOVABLES is on the date of this Prospectus a sole proprietorship, Iberdrola, S.A. being a sole shareholder. Therefore, none of the directors or senior managers of the Company identified in section IV.14.1 above are currently shareholders in the Company. Nor do they have, at this time, options or other rights to acquire or recieve shares in IBERDROLA RENOVABLES, without prejudice to the allocations which may be made, where appropriate, in the future in their favour as a result of the IBERDROLA RENOVABLES share based compensation system described in section IV.17.3 below.

17.3 Description of any arrangements for involving the employees in the capital of the issuer

Iberdrola, S.A., in its capacity as sole shareholder in IBERDROLA RENOVABLES, resolved on 5 November 2007, in accordance with the provisions of article 130 and in Aditional Provision Four of the Limited Companies Act as well as in Article 44 of the Company By-Laws, the following IBERDROLA RENOVABLES share compensations systems for the executive directors and managers of the Company and its group of companies, delegating in the Board of Directors, with express substitution powers, in order to develop its terms and conditions and to designate to its beneficiaries, although on the date of this Prospectus it has adopted no agreement in this regard:

Share transfer plan

The share transfer plan is designed to reward staff of IBERDROLA RENOVABLES who have significantly contributed in the past to the creation of value, to the management and supervision of the company and to this offer. It involves the transfer of ordinary shares of IBERDROLA RENOVABLES to the beneficiaries as part of their

variable remuneration. The transfer may be completed in one or more transactions and the only requirement is that the beneficiary continues to work within the group of which IBERDROLA RENOVABLES is the parent company.

The maximum number of shares of the company which are to be destined to the share transfer plan shall be calculated by dividing 10 million euros by the price established for IBERDROLA RENOVABLES stock in the institutional tranche of the offer (which is the value of the shares that is to be taken as a reference)

The plan is to remain in force for a period that shall not exceed three years' time from the date of approval of Iberdrola, S.A. as sole shareholder of IBERDROLA RENOVABLES (that is, 5 November 2007), without affecting the terms of anticipated settlement to be established in the rules of the share transfer plan or the power of the board of administrators to determine allocations with a shorter maturity than the aforementioned maximum.

Long-term incentive or strategic bonus

The strategic bonus is meant to promote the achievement of objectives that form a part of the company's strategy of creation of value over the next three years and to motivate and retain key management of IBERDROLA RENOVABLES. It is to involve the transfer of ordinary shares of IBERDROLA RENOVABLES to beneficiaries as a part of variable remuneration. In order to receive the bonus, the beneficiary must continue to work within the group of which IBERDROLA RENOVABLES is the parent company, strategic objectives must be met during the period 2008-2010, and any other established requirements must be satisfied. The transfer of said shares may involve one or more transactions within the three years following said date.

The maximum number of shares of the company which are to be destined to the strategic bonus shall be calculated by dividing 40 million euros by the price established for IBERDROLA RENOVABLES stock in the institutional tranche of the public subscription offer (which is the value of the shares that is to be taken as a reference).

The strategic bonus is to remain in force until 31 December 2013, without affecting the terms of anticipated settlement established in the rules of the strategic bonus.

Variable remuneration in shares

Variable remuneration in shares primarily aims to promote the creation of value in the long term and to motivate and retain key management of IBERDROLA RENOVABLES. It involves the deferred transfer of ordinary shares of said company to beneficiaries as part of their annual variable remuneration, determined by the meeting of personal or corporate objectives. The shares are to be of the same class and series as the rest of the company's shares, recorded under the book-entry method. In order to receive this incentive, beneficiaries must continue to work within the group of which Iberdrola Renovables is the parent company. The transfer of the shares may be completed in one or more transactions within the two years following the date of accrual of the variable remuneration on which they are based.

Variable remuneration in shares, the amount to be determined from time to time, is to remain in force indefinitely provided that the board of directors of Iberdrola Renovables (or the company's chosen representative) does not adopt any resolution to the contrary.

General provisions

The rights of the beneficiaries deriving from their participation in the share transfer plan, the strategic bonus and variable remuneration in shares are not transferable to third parties, intervivos or mortis causa, except for any special cases established to this end.

Similarly, the participation of the executive directors and management of IBERDROLA RENOVABLES in the share transfer plan, the strategic bonus and variable remuneration in shares is to be considered incompatible with the condition of beneficiary of other incentive plans of Grupo Iberdrola based on the transfer of Iberdrola, S.A. shares, except for the rights deriving from the participation in plans authorised prior to 5 November 2007, date of authorisation of the planned variable remuneration in shares of IBERDROLA RENOVABLES described in this section. In this sense, some of the aforementioned executive directors and top management are entitled to remuneration rights deriving from systems of remuneration of Iberdrola, S.A. in force as of 5 November 2007, having authorised the company the transfer of the corresponding shares of Iberdrola, S.A. in observance of the terms and conditions set forth in the rules of said plans and in resolutions that may be adopted by the board of directors of Iberdrola, S.A. or its representatives chosen to execute said plans.

Empowerment of board of directors

The sole shareholder chose to empower the board of directors with the substitution of the authorised executive committee and to empower one or more individuals, whether or not they may be directors, with the means to implement the accepted remuneration systems. This empowerment includes:

(i) designation of directors and management of Iberdrola Renovables who are to benefit from the different remuneration plans;

(ii) determination of corresponding terms and conditions and authorisation of respective rules;

(iii) handling of any required processes or management before any authorities, organisms, entities or public or private registries, whether Spanish or foreign, in order to execute these remuneration systems;

(iv) negotiation, preparation and signing of corresponding contracts with the banking entity or entities that are to provide some type of service to the company in relation to said remuneration systems, as well as any documents to be executed by the company and the beneficiaries.

Other matters

On 23 October 2007, the board of directors of Iberdrola, S.A. resolved to accept a proposed share transfer plan of IBERDROLA RENOVABLES aimed at executive directors and management of Iberdrola, S.A. (including, if applicable, appointed directors of Iberdrola, S.A. in IBERDROLA RENOVABLES who represent substantial

shareholders). Said plan is also designed to reward IBERDROLA staff who have significantly contributed in the past to the creation of value, to the management and supervision of the company and to this offer. It involves the transfer of ordinary shares of IBERDROLA RENOVABLES to the beneficiaries as part of their variable remuneration. The transfer may be completed in one or more transactions and the only requirement is that the beneficiary continues to work within the group of which IBERDROLA RENOVABLES is the parent company.

The share transfer plan of IBERDROLA RENOVABLES authorised by Iberdrola, S.A., has the same basic characteristics as those detailed hereinbefore for the remuneration system of the same name of IBERDROLA RENOVABLES. The plan involves a maximum number of shares of the company, which is to be determined by dividing 20 million euros by the price established for IBERDROLA RENOVABLES stock in the institutional tranche of the offer (which is to be the value of the shares that is taken as a reference). As of the date of this prospectus, the identities of the beneficiaries have not been authorised nor have said beneficiaries been granted any special rights.

IBERDROLA RENOVABLES and Iberdrola, S.A. are studying different alternatives for the possible hedging of the companies' liabilities deriving from the aforementioned remuneration systems, including the possibility of establishing some type of OTC financial instrument with one or more financial entities, and the possibility of buying back the shares of IBERDROLA RENOVABLES. In any case, no decision has been taken to date.

Remuneration plan linked to rerating of PPM Energy Inc.

As of 1 October 2007, PPM Energy Inc. adopted a rerating-linked remuneration plan for PPM Energy Inc. shares, taking as a reference the rerating of the Company's shares (the **new RVR plan**) that modifies and substitutes rerating-linked remuneration plans for around 400 employees of PPM Energy Inc. for the years 2002, 2003, 2004, 2005 and 2006 (denominated **RVR**). The new RVR plan affects only rerating-linked remuneration systems in force as of the date of its adoption, and there are no plans to adopt additional rerating-linked remuneration systems in relation to the new RVR plan. Each executed RVR determines the obligation of PPM Energy Inc, to pay the beneficiary in question within three months' of the exercise date an amount equal to the difference between the execution price and the reference prices established for each rerating-linked remuneration system granted between 2002 and 2006 (*Exercise Price*). Rights deriving from the RVR which have not yet been consolidated are to be consolidated in equal third parties on each anniversary of the date on which the respective RVR was granted, providing that the beneficiary of the RVR in question remains employed by PPM Energy Inc. on each of said dates. As an exception to this, and provided that the RVRs have not been previously consolidated, all the rights granted under the plans corresponding to the years 2002, 2003 and 2004 are to be automatically consolidated on 1 October 2007. In turn, all rights granted under the systems corresponding to the years 2005 and 2006 are to be automatically consolidated on 1 October 2008 and 1 October 2009, respectively, provided that they have not been previously consolidated. Without affecting this exception, unconsolidated RVRs may be consolidated at an earlier date under certain circumstances.

The execution price for each RVR is calculated on the basis of on the number of years that the RVR has been in effect, the price of the public offer of ordinary shares of

Iberdrola RENOVABLES and the average price of the ordinary shares of Iberdrola RENOVABLES in the third quarter immediately prior to the exercise price. Upon the consolidation of the rights deriving from each RVR, 75% of said rights are to be executed automatically in the year in which they have been consolidated, and the remaining 25% are to be consolidated automatically on the second anniversary of the date on which they were consolidated. The new RVR plan may be modified or waived at any time, in writing, provided that such modifications or waivers are approved by the managing director of PPM Energy Inc. As of 1 October 2007, PPM Energy paid 23.3 million US dollars corresponding to the new RVR plan. This amount is to be paid to the beneficiaries of the new RVR plan on 1 January 2008.

18 MAJOR SHAREHOLDERS

18.1 In so far as is known to the issuer, the name of any person other than a member of the administrative, management or supervisory bodies who, directly or indirectly, has an interest in the issuer's capital or voting rights which is notifiable under the issuer's national law, together with the amount of each such person's interest or, if there are no such persons, an appropriate negative statement

As has been indicated, Iberdrola, S.A. is the sole shareholder of the Company, owning all of the shares into which the share capital of IBERDROLA RENOVABLES is divided.

After admission to trading of the shares of the Company, if the green shoe is fully exercised, the interest of Iberdrola, S.A. would be 80% of share capital. If the green shoe is not fully exercised the interest of Iberdrola, S.A. would be 81.82% of share capital.

18.2 Whether the issuer's major shareholders have different voting rights, or an appropriate negative statement

All shares representing capital of the Company are shares represented by book entries, of the same class and series, and enjoy the same voting and dividend rights. Each share has the right to one vote, there being no preferred shares.

18.3 To the extent known to the issuer, state whether the issuer is directly or indirectly owned or controlled and by whom and describe the nature of such control and describe the measures in place to ensure that such control is not abused

As has been indicated, at the date of this Prospectus, Iberdrola, S.A. is the sole shareholder of the Company. After listing of the shares of the Company on the Spanish stock exchanges, the interest of Iberdrola, S.A. in IBERDROLA RENOVABLES will be at least eighty (80) percent, and it will therefore exercise control over the Issuer.

In order to establish transparent relationships between Iberdrola, S.A. and IBERDROLA RENOVABLES (and the companies in their Group), following the best practices for corporate governance and in particular the second recommendation of the Unified Good Governance Code, specify the scope of action of IBERDROLA RENOVABLES, regulate the mechanisms necessary to foresee and respond to any

conflict of interest situations, related party transactions and the transmission by the Company of information to its parent company, Iberdrola, S.A. and the Company on 5 November 2007 signed a master agreement the principal features of which are described in section 0 below.

18.4 Description of any agreement known to the issuer, the application of which on a later date could result in a change in control of the issuer

The Company has no knowledge of any agreement the application of which on a later date could result in a change in its control.

19 RELATED PARTY TRANSACTIONS

19.1 Reorganisation of the IBERDROLA RENOVABLES Group

On 23 April 2007, Iberdrola, S.A. acquired all of the common share capital of the Scottish company Scottish Power Plc, a company engaged in the provision of services of generation of energy and storage of natural gas, transmission and distribution of electricity and supply of energy and natural gas. That acquisition was documented in the form of (i) payment of an amount in cash or, at the option of the Scottish Power shareholders, delivery of simple debentures of Iberdrola, S.A. or a combination of cash and debentures, and (ii) the delivery of newly-issued common shares of Iberdrola, S.A.

After the transaction integrating Scottish Power into the Iberdrola Group, Iberdrola, S.A. decided to undertake a restructuring project in which (1) it would reorganise its renewables business area in order for IBERDROLA RENOVABLES to encompass all the companies integrated into Iberdrola and Scottish Power that are chiefly dedicated to the generation of power from renewable sources and to transfer certain shareholdings in companies not involved in this line of business, and (2) it would contribute part of the debt of the companies controlled by IBERDROLA RENOVABLES with other companies of Grupo IBERDROLA to IBERDROLA RENOVABLES in order to improve and systemise the financial management of these companies in order to list the shares of the company on the stock market, to reduce the net consolidated debt of IBERDROLA RENOVABLES with third parties and to optimise its financial structure in the wake of the public subscription offer. The restructuring project is one of the processes involved in the public subscription offer and the listing of the companies' shares on the stock market.

The main lines of action of the restructuring project were the following:

Iberdrola S.A. created two Scottish companies: (1) one called ScottishPower Renewable Energy Holdings Limited, with the purpose of concentrating in this company the interests of nearly all the companies of Scottish Power that are chiefly dedicated to the activities of electricity generation from renewable energy sources and (2) another called ScottishPower Renewable Energy Limited, which is fully owned by Scottish Power in the wake of the transfer of its shares by Iberdrola S.A., which was founded as the parent company of the British firms of Scottish Power that were integrated into the consolidation scope of IBERDROLA RENOVABLES as part of the restructuring project.

The carrying out of different corporate transactions involving remuneration in kind, according to which all the companies of Scottish Power that are chiefly dedicated to the generation of electricity using renewable energy sources became direct or indirect subsidiaries of ScottishPower Renewable Energy Holdings Limited. Said transactions include the transfer to the latter company of 100% of the shares of ScottishPower Holdings Inc. (a holding company that participates, directly or indirectly, in all of the companies in the Scottish Power group that engage in generation of renewable energy and energy from thermal generation assets, purchase and sale of electricity and purchase, sale and storage of natural gas in the United States of America).

Following the actions mentioned above, on 3 October 2007 as sole shareholder in IBERDROLA RENOVABLES, Iberdrola S.A. agreed to carry out an increase in the company's capital for a nominal of 1,335,399,560 euros and a issue premium of 3,443,995,465.24 euros, totalling therefore, 4,779,395,025.24 euros. The capital increase was implemented through the issue and putting into circulation of 133,539,956 ordinary shares with a nominal value of 10 euros which were issued at their nominal value plus an issue premium of 35.79 euros a share. The equivalent value of the capital increase consisted of non money contributions of shares representing all the shares constituting the share capital of the Scottish company ScottishPower Renewable Energy Holdings Limited. The contribution came under the special system for securities exchange envisaged under chapter VIII of heading VII of the codifying legislation for the Corporation Tax Act. As independent expert appointed by the Trade Register, on 3 October 2007 KPMG Auditores S.L. issued a report on the non money contribution and concluded that (i) the criteria for valuing the shares used by Iberdrola as sole director of IBERDROLA RENOVABLES were reasonable and (ii) the valuation tallied with the number of shares, the par value and the issue premium that IBERDROLA RENOVABLES would have to issue as a counterpart.

On 5 November 2007 IBERDROLA RENOVABLES carried out a non money capital increase with a nominal value of 189,625,960 euros and an issue premium of 489,045,348.92 euros, the amount for the capital increase plus the issue premium therefore totalling 678,671,308.92 euros. This capital increase was paid out by Iberdrola S.A. via a non money contribution comprising an Iberdrola S.A. credit right in relation to ScottishPower Renewable Energy Holdings Limited, the subsidiary company of IBERDROLA RENOVABLES. The new shares were issued at the par value of the shares in IBERDROLA RENOVABLES at the time (10 euros) plus a 25.79 euros issue premium per share. As a result, the issue rate (par value plus issue premium) of each new IBERDROLA RENOVABLES share was 35.79 euros. The contribution came under the special system for securities exchange envisaged under chapter VIII of heading VII of the codifying legislation for the Corporation Tax Act. As independent expert appointed by the Trade Register, on 5 October 2007 KPMG Auditores S.L. issued an independent expert's report on the non money contribution and concluded that (i) the criteria for valuing the credit right used by Iberdrola as sole director of IBERDROLA RENOVABLES were reasonable and (ii) the valuation tallied with the number of shares, the par value and the issue premium that IBERDROLA RENOVABLES would have to issue as a counterpart.

On 3 August 2007 the company acquired from Iberdrola México S.A. de C.V. shares representing 99.99% of the Mexican company Parques Ecológicos de México, S.A. de C.V. for the sum of 23,138.2 US dollars. Parques Ecológicos de México, S.A. de C.V. is the owner of the "La Ventosa" wind-farm being developed in the state of Oaxaca

(Mexico) with installed power of 80 MW. On the same date the company acquired a credit from Iberdrola México, S.A. de C.V. in relation to Parques Ecológicos de México, S.A. de C.V. whose outstanding balance on the acquisition date was 10,297,041.22 US dollars.

On 17 October 2007 Scottish Power Renewable Energy Holdings Limited set up a company in Canada called Iberdrola Renewable Energy Canada Ltd. On 30 October 2007 the subsidiary of the company, Iberdrola Renewable Energy Canada Ltd., purchased from the company PPM Energy Canada Limited shares representing the whole of the capital of the Canadian company True North Wind Limited, belonging to the Scottish Power group, which carries out renewable energy activities in Canada for 184,696.81 Canadian dollars.

Finally, under the restructure operation, the company has transferred to Iberdrola, S.A. and Iberdrola Inmobiliaria, S.A. some minority holdings in the companies Iberdrola Re (reinsurance) and Cartera Nuevo Santa Teresa, S.L. (property).

As a result of the Restructuring Operation, the Company raised its installed capacity from 4,950 MW to 7,879 MW (an increase of 2,392 MW). The Company's installed wind capacity rose form 4,608 MW to 7,000 MW (an increase of 2,392 MW). Section 20.2 of this Registration Document presents the pro forma financial information prepared as a consequence of the Restructuring Operation.

19.2 Other transactions with related parties

Described below are the transactions with related parties undertaken during the period covered by the historical financial information, consistent with the terms of Order EHA/3050/2004 of 15 September 2004 on information regarding related party transactions that must be provided by companies issuing securities admitted to trading on official secondary markets.

19.3 Transfers of resources and obligations between the Company and/or its Group and its sole shareholder and the companies in its group from an expense point of view

Described below are the expenses that, during the period covered by the historical financial information, and to the date of this Prospectus, have involved a transfer of resources or obligations between the Company and its sole shareholder (Iberdrola, S.A.) and the companies in its group, related parties and significant shareholders.

	Expenses							
(000s)	30/09/2007	% of total	31/12/2006	% of total	31/12/2005	% of total	31/12/2004 (unaudited)	% of total
Iberdrola, S.A.	97,318	81%	77,835	76%	46,333	53%	31,297	55%
Iberdrola Generación, S.A.U.	2,092	2%	2,939	3%	3,591	4%	775	1%
Iberdrola Distribución, S.A.U.	19	0%	594	1%	587	5%	395	4%
Iberdrola Ingeniería y Construcción, S.A.U.	3,357	3%	3,969	4%	4,220	6%	1,823	4%
Gamesa Eólica, S.A.	14,441	12%	17,329	17%	17,811	25%	15,475	31%

(000s)	Expenses							
	30/09/2007	**% of total**	**31/12/2006**	**% of total**	**31/12/2005**	**% of total**	**31/12/2004 (unaudited)**	**% of total**
Bilbao Bizkaia Kutxa (*)	406	0%	270	0%	369	0%	-	-
Banco Bilbao Vizcaya Argentaria (*)	2,981	2%	7,063	6%	15.222	17%	7,472	13%
Grupo ACS (**)	-	-	-	-	-	-	-	-
Caja de Ahorros de Valencia, Castellón y Alicante - Bancaja (***)	-	-	-	-	-	-	-	-
TOTAL	**120,614**	**100%**	**109,999**	**100%**	**88,132**	**100%**	**57,237**	**100%**
% of sales	**24%**	**-**	**16%**	**-**	**16%**	**-**	**17%**	**-**

(*) Significant shareholders in Iberdrola, S.A.

(**) This company ceased to be a significant shareholder in Iberdrola, S.A. in February 2007 and this table only shows transactions made up to that date.

(***) Significant shareholder in Iberdrola, S.A. from July 2007

In the annual accounts for the periods covered in the historic financial information transactions are not included with Banco Bilbao Vizcaya Argentaria, Bilbao Bizkaia Kutxa, Grupo ACS and Caja de Ahorros de Valencia, Castellón y Alicante - Bancaja.

All the transactions included in the foregoing table were on market terms.

The expenses from related party transactions with the Iberdrola Group represent 29% of operating and financial expenses at 30 September 2007 and 26%, 28% and 21%, respectively, of the total operating and financial expenses for the years ending 31 December 2006, 2005 (audited) and 2004 (no audited).

Details of the expenses deriving from related party transactions, broken down by category, for the period covered by the historical financial information were as follows:

(€ 000s)	**Expenses**							
	30/09/2007	**% of total**	**31/12/2006**	**% of total**	**31/12/2005**	**% of total**	**31/12/2004 unaudited**	**% of total**
Support and infrastructure services	10,686	9%	12,998	12%	8,560	10%	4,915	9%
Operations and Maintenance services	16,552	14%	20,862	19%	21,989	25%	16,645	29%
Installation development expenses	3,357	3%	3,969	4%	4,220	5%	1,823	3%
Financial expenses	90,019	75%	72,170	66%	53,363	61%	33,854	59%
TOTAL	**120,614**	**100%**	**109,999**	**100%**	**88,132**	**100%**	**57,237**	**100%**
% of sales	**24%**	**-**	**16%**	**-**	**16%**	**-**	**17%**	**-**

From an expense point of view, the principal transactions entered into by the Company with Iberdrola, S.A. and its Group are as follows:

Support and infrastructure services: these cover support services for the group's infrastructure, buildings, security, IT, communications, etc. and corporate services including organisation and human resources, finance, regulation, planning and control and corporate image provided by Iberdrola, S.A. to the Company.

Operations and maintenance services: these cover services provided to the power generation facilities by Iberdrola Generación S.A. Unipersonal., Iberdrola Distribución, S.A. Unipersonal. and Gamesa Eólica, S.A..

Installation development expenses: these cover engineering work to develop future installations for renewable power generation.

Financial expenses: these cover interest paid on long- and short-term loans with Iberdrola, S.A., described in section 10.1 of this Registration Document as well as interest accruing on loans with Banco Bilbao Vizcaya Argentaria and Bilbao Bizkaia Kutxa, as mentioned in section 10.1 of this Registration Document.

ScottishPower Holdings Inc.

Information on the transactions carried out with related parties by the US companies included within the consolidation scope of IBERDROLA RENOVABLES under the restructure operation may be obtained from the notations to the audited consolidated financial statements of Scottish Power Holdings Inc. corresponding to years closed 31 March 2005, 2006 and 2007, which are available to the public on the Company's webpage (www.iberdrolarenovables.com).

19.2.2. Transfers of resources and obligations between the Company and/or its Group and its sole shareholder and the companies in its group from a revenue point of view

Set forth below are the revenues that, during the period covered by the historical financial information and to the date of this Prospectus, have resulted from transactions between the Company and Iberdrola, S.A. and the companies in its group, related parties and significant shareholders.

	Revenues							
(000 euros)	30/09/2007	% of total	31/12/2006	% of total	31/12/2005	% of total	31/12/2004 (unaudited)	% of total
Iberdrola, S.A.	530	0%	175	0	458	0	1,655	1
Iberdrola Generación, S.A.U.	15,400	9%	236,468	56	184,322	43	16,078	7
Iberdrola Distribución, S.A.U.	153,920	91%	186,101	44	245,589	57	226,403	93

	Revenues							
(000 euros)	30/09/2007	% of total	31/12/2006	% of total	31/12/2005	% of total	31/12/2004 (unaudited)	% of total
Iberdrola Ingeniería y Construcción, S.A.U.	-	0%	-	0	-	0	-	0%
Gamesa Eólica, S.A.	2	0%	-	0	-	0	-	0%
Bilbao Bizkaia Kutxa (*)	-	-	-	-	-	-	-	-
Banco Bilbao Vizcaya Argentaria (*)	-	-	-	-	-	-	-	-
Grupo ACS (**)	-	-	-	-	-	-	-	-
Caja de Ahorros de Valencia, Castellón y Alicante - Bancaja (***)	-	-	-	-	-	-	-	-
TOTAL	**169,852**	**100%**	**422,744**	**100**	**430,369**	**100**	**244,136**	**100%**
% of sales		**-**	**61%**	**-**	**77%**	**-**	**74%**	**-**

(*) Significant shareholders of Iberdrola, S.A.

(**) This company ceased to be a significant shareholder in Iberdrola, S.A. in February 2007 and only those transactions are shown in this table which were made up to that date.

(***) Significant shareholder in Iberdrola, S.A. from July 2007

In the annual accounts for the periods covered in the historic financial information transactions are not included with Banco Bilbao Vizcaya Argentaria, Bilbao Bizkaia Kutxa, Grupo ACS and Caja de Ahorros de Valencia, Castellón y Alicante - Bancaja.

All the transactions included in the foregoing table were on market terms.

Details of the revenue deriving from related party transactions, broken down by category, for the period covered by the historical financial information were as follows:

	Revenue							
(€ 000s)	**30/09/2007**	**% of total**	**31/12/2006**	**% of total**	**31/12/2005**	**% of total**	**31/12/2004 unaudited**	**% of total**
Revenue from energy sales	169,322	100%	422,569	100	429,911	100	242.481	99
Financial revenue	530	0%	175	0	458	0	1.655	1
TOTAL	**169,852**	**100%**	**422,744**	**100**	**430,369**	**100**	**244.136**	**100**
% of sales		**-**	**61%**	**-**	**77%**	**-**	**74%**	**-**

From a revenue point of view, the principal transactions entered into by the Company with Iberdrola, S.A. and its Group, as well as the companies included in the IBERDROLA RENOVABLES Group, are as follows:

Revenue from energy sales: these come from two sources, (i) the share of special system sales billed on market terms, including both the part sold to the Electricity Market Operator via Iberdrola Generación, S.A. Unipersonal, and the part billed to the distributor (Iberdrola Distribución, S.A. Unipersonal) and (ii) the share of ordinary system sales sold to the Electricity Market Operator, also via Iberdrola Generación, S.A. Unipersonal. See section IV.5.1.4.2 above of this prospectus.

Financial revenue: this is interest earned on the current account with Iberdrola S.A., as described in section 10.1 of this Registration Document.

ScottishPower Holdings Inc.

Information on the transactions carried out with related parties by the US companies included within the consolidation scope of IBERDROLA RENOVABLES under the restructure operation may be obtained from the notations to the audited consolidated financial statements of Scottish Power Holdings Inc. corresponding to years closed 31 March 2005, 2006 and 2007, which are available to the public on the Company's webpage (www.iberdrolarenovables.com).

19.2.3. Transfers of resources and obligations between the Company and/or its Group and the sole shareholder and the companies of its group from the perspective of owned assets and equipment

Below is a table containing the owned assets and equipment which, between the period covered by the historic information and until the date of this Prospectus, have been included in the transactions between the Company and Iberdrola, S.A. and the companies of its group, associated companies or significant shareholders.

in thousands of euros)	Owned assets and equipment							
	30/09/2007	**% of total**	**31/12/2006**	**% sobre el total**	**31/12/2005**	**% of total**	**31/12/2004 (not audited)**	**% of total**
Iberdrola Ingeniería y Construcción, S.A.U.	**60,119**	**24%**	**238,987**	**75**	**101,953**	**24**	**117,259**	**23%**
Gamesa Eólica, S.A.	**193,349**	**76%**	**79,799**	**25**	**319,702**	**76**	**390,331**	**77%**
TOTAL	**253,468**	**100%**	**318,786**	**100**	**421,655**	**100**	**507,590**	**100%**
% of gross tangible assets	**4%**	**-**	**6%**	**-**	**10%**	**-**	**16%**	**-**

All the transactions included in the table above have been carried out at arm's length.

- The transactions with Iberdrola Ingeniería y Construcción, S.A. Unipersonal relate to engineering work and the carrying out of civil works, feed in lines and substations for wind parks and mini-hydraulic power stations, as well as specific works (REOC, Meteoflow, etc.).
- Transactions with Gamesa Eólica, S.A. refer to the acquisition of aerogenerators and wind parks.

19.2.4. Transactions entered into with directors and executives of the company

No transactions have been made with directors and executives of the company during the period of time covered by the financial information included in this prospectus.

19.3 Master agreement signed by Iberdrola, S.A and IBERDROLA RENOVABLES

On 5 November 2007 Iberdrola, S.A. and the Company signed a master agreement in order to establish a transparent framework for relationships between Iberdrola, S.A. and IBERDROLA RENOVABLES (and the companies in its Group), following the best practices for corporate governance and in particular the second recommendation of the Unified Good Governance Code, specify the scope of action of IBERDROLA RENOVABLES, regulate the mechanisms necessary to foresee and respond to any conflict of interest situations, and engage in related party transactions (the "**Master Agreement**").

The most significant terms and conditions of the Master Agreement are as follows:

19.3.1 General matters

1. The entry into force of the Master Agreement is subject to satisfaction of a condition precedent consisting of the shares of IBERDROLA RENOVABLES being admitted to trading on at least two Spanish stock exchanges, including the Madrid Stock Exchange, and included in the Exchange Interconnection System (continuous market) before 14 January 2007. If on 14 December 2007 this condition precedent has not been satisfied the Master Agreement will be automatically cancelled and of no effect.

2. The Master Agreement will be in effect (i) for so long as Iberdrola, S.A. is the direct or indirect owner of a majority interest (greater than fifty percent of capital) in IBERDROLA RENOVABLES or (ii), even if that interest is less than fifty percent of capital, for so long as more than half of the directors of IBERDROLA RENOVABLES have been Appointed on proposal by Iberdrola, S.A. Termination of the Master Agreement will not result in termination of the other agreements that have been entered into by IBERDROLA RENOVABLES and Iberdrola, S.A., or companies in their respective Groups, which will continue in effect on their own terms.

   The provisions of the Master Agreement also will apply to the other companies in the Iberdrola Group and the IBERDROLA RENOVABLES Group other than Iberdrola, S.A. and the Company.

3. Agreements that are already signed at the time the Master Agreement comes into force between Iberdrola group companies and IBERDROLA RENOVABLES group companies will be amended as necessary, to comply with the terms of the Master Agreement within 6 months. The related parties transactions committee will review this process of adaptation and will pass up its report when it is finished to the board. In this respect, some of the agreements in force have already been amended as described in this paragraph.

4. The Master Agreement can only be amended by mutual agreement between the Company and Iberdrola, S.A., which, for these purposes, are obliged to follow the procedures laid down in their respective Bylaws and Board Rules.

In particular, alteration of the contract will require being subject to the report by the related parties transactions committee of IBERDROLA RENOVABLES as well as approval of this by the board of IBERDROLA RENOVABLES with the voting in favour of a two thirds majority plus one of the directors, save in the situation where, in accordance with the rules envisaged in the board regulations on the issue of conflicts of interest, IBERDROLA's proprietary partners in IBERDROLA RENOVABLES must abstain, in which case the alteration will require the agreement of the absolute majority of the remaining directors.

5. In the event that any conflict or dispute arises between the parties regarding the Master Agreement the Parties shall enter into negotiations to seek a solution by mutual consent within 30 days or any other period that they shall agree. If the conflict cannot be resolved in this fashion, the Parties have agreed to submit to legally binding arbitration in accordance with the Spanish Arbitration Law.

19.3.2 Institutional matters

i. The Master Agreement provides that the Board of Directors of the Company and the majority group of outside directors will include independent directors in a significant proportion, equivalent to at least the percentage of the floating capital of IBERDROLA RENOVABLES, allowing the independent directors to exercise the authority contemplated in the Board of Directors Regulations.

ii. The Board of Directors of IBERDROLA RENOVABLES at its meeting of 5 November 2007 resolved to form a Related Party Transactions Committee, pursuant to the provisions of the Board Rules and the Master Agreement. The Committee will have a majority of independent directors. Directors appointed on proposal of the shareholder Iberdrola, S.A. may not be members thereof. The Chairman of the Related Party Transactions Committee will be appointed by the Board of Directors from among its members.

The Master Agreement gives the Related Party Transactions Committee various powers. Among them is that of reporting prior to authorisation by the Board of Directors or, in the event of urgency, the Delegated Executive Committee, on any related party transaction the amount of which exceeds the greater of (i) 0.3% of the consolidated revenue for IBERDROLA RENOVABLES according to the audited consolidated annual accounts for the last full corporate year ended at the date of approval for the transaction in question and (ii) five million euros. In the case of transactions in the ordinary course of corporate business that are of a customary or recurrent nature, it will be sufficient to obtain general authorisation of the Board or the Delegated Executive Committee for the type of transaction and conditions for performance thereof, and for the Transactions Committee to refer to that general authorisation. Should, for reasons of urgency, authorisation have been agreed upon by the Delegated Executive Committee, it will be submitted for subsequent ratification by the Board of Directors.

Not requiring authorisation of the Board of Directors or the Delegated Executive Committee, or the report of the Related Party Transactions Committee, are those transactions that meet all of the following three conditions: (i) they must be pursuant to contracts the conditions of which are standardised and generally applied to many customers, (ii) they must be at prices or for fees established on a

general basis by the one acting as the supplier of the goods or services and (iii) the amount may not be greater than one percent of consolidated revenues of IBERDROLA RENOVABLES in accordance with the annual audited accounts for the most recent fiscal year closed as of the date of the transaction in question.

Other responsibilities of the Related Party Transactions Committee are: (i) to report periodically on compliance with the Master Agreement, (ii) to report in advance the information included in the half-yearly report and the annual corporate governance report of IBERDROLA RENOVABLES regarding the Master Agreement and related party transactions between the Company and Iberdrola S.A., and (iii) to report on any proposed amendment to the Master Agreement.

The Related Party Transactions Committee shall meet regularly at intervals to be agreed, and not less frequently than half-yearly, as well as on whatever other occasions are required for the discharge of their duties.

19.3.3 Definition of the scope of action of the Company

- Scope of action

The scope of action belonging to IBERDROLA RENOVABLES under the Master Agreement is comprised of the activities of:

Promotion, engineering, design, construction, purchase, sale, exploitation (including production and marketing of the energy generated), operation and maintenance of facilities for the generation of electricity from renewable energy sources (excluding large-scale hydro projects), such as, inter alia, wind, mini-hydro, thermoelectric and photovoltaic solar, geothermal, wave and tide energy, and the energy generated from biomass, including such other technologies for generation of electricity from renewable energy sources as may be developed in the future, as well as the production and marketing of biofuels and their derivatives and the businesses related or complementary to the foregoing ("**Renewable Energy Businesses**"); and

Thermal generation, cogeneration and marketing of electricity and derivatives thereof, as well as natural gas activities consisting of use and development of storage assets, the purchase, sale and brokerage of storage and transport capacity, and the purchase, sale and brokerage (physical and financial) of natural gas in the United States of America (the "**Current Natural Gas Activities**").

If Iberdrola, S.A. in the future acquires companies that partially engage in Renewable Energy Businesses, Iberdrola, S.A. will offer IBERDROLA RENOVABLES, within the shortest possible time and subject to such legal, tax and other limitations as may arise, the opportunity to purchase, directly or indirectly the businesses of the acquired company involved in the Renewable Energy Businesses, on market terms. The decision to turn down the business opportunity as well as, where appropriate, to make the acquisition, will require agreement by the Board of Directors of IBERDROLA RENOVABLES or, in the

event of this being urgent, by the Delegated Executive Committee, subject to a report by the Related Party Transactions Committee.

- General principles regarding Renewable Energy Businesses

On the terms of the Master Agreement and without prejudice to any exceptions contemplated therein, the Renewable Energy Businesses within the Iberdrola Group generally will be performed by companies in the IBERDROLA RENOVABLES Group and not by other companies in the Iberdrola Group.

The Company directly or indirectly, without any limitation, may perform any kind of work and projects, sell any kind of goods, and render any kind of services, whether or not related to the Renewable Energy Businesses, to any companies included in its Group or in which it has direct or indirect interests, as well as to Iberdrola, S.A. and the other companies in the Iberdrola Group. This is understood to be without prejudice to the fact that IBERDROLA RENOVABLES may contract for the performance of construction and projects, the acquisition of goods or the receipt of those services by Iberdrola, S.A. or companies in its Group.

On the other hand the IBERDROLA RENOVABLES Master Agreement has stated that it currently does not, nor intends or expects to provide services to third parties outside the IBERDROLA RENOVABLES group involving engineering, consultancy work and civil building work on electrical power generation installations using renewable sources, these activities being carried out within the IBERDROLA group by Iberinco.

- General principles regarding Natural Gas Businesses

As a general principle Iberdrola, S.A., directly or through any of the companies that are from time to time a part of the Iberdrola Group, will have the exclusive right and full freedom to develop, use, purchase and sell assets or companies within the scope of action of the natural gas business on a worldwide basis (the "**Natural Gas Businesses**").

In addition, the general principle stated above also will apply, on a general basis, in the geographical markets of the United States of America, so that Iberdrola, S.A. in the future will continue to engage in those markets in any of the activities corresponding to the Natural Gas Businesses, either directly or by formation or acquisition of companies, whether or not they overlap with the Current Natural Gas Activities of IBERDROLA RENOVABLES.

As the sole exception to the referenced general principle, IBERDROLA RENOVABLES will continue, on a nonexclusive basis, to engage in its Current Natural Gas Activities in the United States of America. The future development and expansion of the Current Natural Gas Activities of IBERDROLA RENOVABLES in those markets will be defined by its business plan in effect from time to time, which Iberdrola, S.A. will respect. The business plan will be approved by the Board of Directors of IBERDROLA RENOVABLES, after a report from the Related Party Transactions Committee.

- Business opportunities

When Iberdrola, S.A. identifies an investment or business opportunity included within the Renewable Energy Businesses, it will so advise the Company so that it may evaluate the potential investment or business opportunity and decide whether it will participate therein, unless special confidentiality considerations apply. If the Company notifies Iberdrola, S.A. of its wish to make the investment or take advantage of the business opportunity, Iberdrola, S.A. will abstain from undertaking it. If the Board of Directors of the Company or, in the event of urgency, the Delegated Executive Committee, rejects the business opportunity, after a report from the Related Party Transactions Committee, Iberdrola, S.A. may make the investment or participate in the proposed business in its own name or transfer it to third parties.

In addition, within the scope of the Natural Gas Businesses, Iberdrola, S.A. and IBERDROLA RENOVABLES will retain initiative in identification of business opportunities in accordance with their respective scopes of action. Nevertheless, IBERDROLA RENOVABLES will notify Iberdrola, S.A. of the opportunities of which it is aware by reason of the Current Natural Gas Activities so that Iberdrola, S.A. may evaluate the possible investment or opportunity and decide whether it will participate therein, unless special confidentiality considerations apply.

19.3.4 Intragroup performance of work, sale of goods and provision of services

Iberdrola, S.A. may, directly or indirectly, through the companies in its Group, undertake work and projects, sell goods, make loans and grant credits, as well as provide the Company with such corporate, technical, engineering, management support or any other kind of services, on a one time or recurring basis, as both companies may agree. Also, the Company may, directly or indirectly, through the companies in its Group, undertake work and projects, sell goods and provide Iberdrola, S.A. with such services related to the Renewable Energy Business or the Current Natural Gas Activities as both companies may agree.

On a general basis, absent a circumstance justifying it, the agreements by virtue of which Iberdrola, S.A. and IBERDROLA RENOVABLES arrange for the performance of construction, sale of goods or provision of services among themselves will be documented in writing in one or more contracts. The provisions of the Master Agreement will apply by way of supplement to individual agreements entered into by Iberdrola, S.A. and the Company, in the absence of an express agreement regarding the matters contemplated therein, provided that they are not contrary to the provisions of the mandatory rules, if any, applicable to those agreements, which will prevail over the provisions of the Master Agreement.

Also, all work, goods and services that either of the two companies, directly or indirectly, undertake, sell or provide to the other must be on market terms, without the service provider enjoying economic or other terms more favourable than those afforded to a third party under substantially equivalent conditions, or which may result in preferential treatment.

In these intragroup relationships, both companies will use all expertise, care and diligence expected of a company dedicated to the performance, sale and rendering of

services on market terms for work, goods and services similar to those that Iberdrola, S.A. and the Company undertake and provide among themselves.

19.3.5 Information flows between the Company and Iberdrola, S.A.

Pursuant to the Master Agreement, the Company shall provide Iberdrola, S.A. with information requested that Iberdrola S.A. needs to: (i) comply with its obligations as the controlling company of the tax and accounting group to which IBERDROLA RENOVABLES belongs, (ii) to effectively design and coordinate Iberdrola group policies and strategies and (iii) other purposes for the benefit and interests of the two companies.

Information that Iberdrola, S.A. receives under the above provision shall be used exclusively for the purposes described. The information may on occasion include reserved information which shall be subject to Iberdrola S.A.'s Internal Rules of Conduct in Securities Markets.

19.4 Principal agreements between the Company and Iberdrola S.A.

19.4.1. Related party transactions with Iberdrola, S.A. and its subsidiaries

Aside from the Master Agreement signed between the Company and Iberdrola, S.A. of 5 November 2007 that is described in section IV.19.3 of this Prospectus, the Company and Iberdrola S.A. and their respective subsidiaries have signed and implemented a number of agreements concerning different services and relationships, all of these on market terms. Described below are the essential characteristics of the principal agreements in force at the date of this Prospectus's publication that have been executed between the companies referred to:

A) Corporate services

(i) With prior agreement from its Board of Directors subject to the report from the Related Party Transactions Committee the Company and Iberdrola, S.A. signed a licence, assignment and management of trademarks and domain names contract on 20 November 2007 in relation to the use by the Company of certain trademarks and domain names of Iberdrola S.A. (including the trademark Iberdrola), and to the assignment of other trademarks of Iberdrola, S.A. related to some of the Company's computer applications. The contract will be terminated should Iberdrola, S.A. cease to be the holder of over 50% of the company's capital save where the majority of the members of the Board of Directors have been designated at the proposal of Iberdrola, S.A.

At the beginning of each year, Iberdrola, S.A. will calculate the remuneration payable by the Company according to the relevant annual budget for corporate brand and image management services and, in particular, according to the proportion corresoponding to the Iberdrola Renovables, S.A. sub-group in relation to that budget. At the end of each financial year, the necessary adjustments will be made to adjust the remuneration to the effective cost incurred by Iberdrola, SA. in rendring the corporate brand and image management services. Invoicing will be carried out at the end of each year once the relevant adjustments have been made (in December of the year of

reference) for the total annual amount. Expense and income provisions will be made throughout the year according to the initial estimate for the service

(ii) On 2 January 2002 the Company signed a corporate services contract with Iberdrola, S.A. which has been periodically modified and whose purpose is for Iberdrola, S.A. to provide corporate services including planning, control and regulation, development and financial services, human resources, institutional relations and communications. The Contract is currently in force, subject to annual review. Subject to certain conditions, this contract will be replaced, with regards to the regulations of the provisions of services, by the financial services and treasury contract which, pursuant to the resolution from its Board of Directors following a report from the Commission of Associated Operations, was executed by the Company with Iberdrola, S.A. on 20 November 2007. That contract regulates the provision by Iberdrola, S.A. of financial and treasury service, including financial planning and risk management services. The remuneration for services rendered under this contract is set on the basis of the cost to Iberdrola of providing those services to the Company. The contract will remain in force until Iberdrola, S.A. holds over 50% of the capital of the Company or a majority of the members of the Board of Directors of the Company have been appointed on a proposal from Iberdrola, S.A.

(iii) The subsidiary of Iberdrola, S.A., ScottishPower UK plc supplies services to SPREHL, in accordance with the contract entered into by the parties on the 2nd of November 2007, in relation to the supply of services for corporate communication, human resources, health and safety, information technology, fleets and property management, insurance, management of credit risk, fiscal, regulatory and financial management and budgeting, among others. Generally, with the exception of some of the services that can be interrupted after a given notice period, the contract will be in force until the 31st of December 2009, but it may be unilaterally rescinded by the parties in certain circumstances, for example, due to the insolvency of the parties. Additionally, ScottishPower UK plc may terminate the contract in the event of change of control of SPREHL or the Company, with 6 months advance notice, while SPREHL may render the contract ineffective at any time with 3 months advance notice.

(iv) The affiliate of the Company, ScottishPower Holdings, Inc., entered into a contract with ScottishPower UK plc on the 1st of October 2003, under which the latter is committed to supplying certain corporate and management services in accordance with the terms of the Corporate Cost Charging Policy of the Group approved on the 28th of August 2003.

(v) PPM Energy, Inc., affiliate of IBERDROLA RENOVABLES, signed a contract for the supply of services with PPM Energy Canada Limited, an affiliate of Iberdrola, S.A. on the 11th of October 2004, under which PPM Energy, Inc. is committed to providing coordination services for cross-border operations, attributing operational value, corporate secretariat, communications, coordination of gas management, human resources, insurance-related services, environmental aspects, health and safety, business controls, management of credit risk, finance and budgeting, accounts, and fiscal, legal and information technology management. The contract has a one-year duration, automatically renewable for

successive periods of one year unless renounced, for one or all of the services covered by the contract, with prior notice of at least 180 days.

B) *Financing and guarantees*

(i) The Company and its subsidiaries have based the financing of the ordinary course of their business and of its expansion on reciprocal current accounts with Iberdrola, S.A.

On the 2nd of November 2007, the Company signed three new current account contracts with Iberdrola, S.A., denominated in euros, US dollars and pounds sterling, respectively, with the aim of replacing the existing ones, and structuring the new financing of the subsidiaries through Iberdrola Renovables. The contracts have a duration of one year automatically renewable for successive periods of the same duration, except if any of the parties notifies that it does not wish to renew. The balances of the accounts denominated in euros when it was opened was 2,803.3 million euros debit balance for the Company.. The amounts due under the current account contracts will accrue variable interest, which varies depending on whether the debit balance is that of the Company or of Iberdrola, S.A.

It is planned to declare on the 10th of December 2007 that these have been paid and that, as a consequence, all the amounts due to Iberdrola, S.A. under the current account mentioned in the previous paragraph will be transferred to the current accounts on the 2nd of November 2007. It is also planned that the short-term financing related to the companies from ScottishPower, currently formalised in current accounts with subsidiaries of the Scottish Power Group not included among the companies being restructured, will be channelled by means of new current account contracts between Iberdrola Renovables and ScottishPower Renewable Energy Holdings Limited, and the latter with its subsidiaries, whereby the previous contracts will be continued matured, and the balances transferred to the new current accounts.

(ii) On the 20th of November 2007, the Company, as agreed by the Board of Directors after a report by the Related Transactions Commission, signed a long-term financing contract with Iberdrola, S.A. for a maximum amount of two million euros (or equivalent thereof in US Dollars or Pounds Sterling). The financing will accrue interest which may (at the Company's discretion) be (i) fixed (calculated on the basis of swap rates on the Reuters ICAP8 screen) or (ii) variable (calculated on the basis of the Euribor rate for Euros deposits or Libor for US Dollar or Pound Sterling deposits). In both cases, a margin of zero point nine five (0.95%) per annum will be added. The financing must be repaid in a lump sum in seven years (or earlier in the terms established in the contract). At the date of this Prospectus, the Company has not drawn down any amounts against the credit.

(iii) On the 4th of March 2007 Energías Eólicas Europeas, S.A. ("EEE"), an affiliate of the Company, signed a long-term financing contract with Iberdrola, S.A. with a term of five (5) years, which will be in force as long as Iberdrola, S.A. is the holder, directly or indirectly, of 100% of the share capital of EEE. On the 30th of September 2007, the outstanding amounts on the said contract under the headings of capital or interest had reached 377,100,000 euros. The Company plans that this long-term financing contract will be transferred before execution of the Bid.

(iv) Certain development costs of the wind assets being developed by ScottishPower UK plc were financed by affiliates of Scottish Power plc, and the said liabilities were subsequently acquired from ScottishPower Renewable Energy Holdings Limited by Iberdrola, S.A. When Iberdrola Renovables, S.A. acquired ScottishPower Renewable Energy Holdings Limited, these liabilities were converted into intra-group liabilities that will be consolidated in the financial statements of the Group. On the 30th of September 2007, the outstanding amount on these financing contracts had reached 22.8 million euros.

(v) On the 6th of September 2000 ScottishPower Group Holdings Company, a subsidiary of the Company, and ScottishPower UK plc entered into a reciprocal credit contract in the amount of 1,000 million euros. On the 31st of May 2006, ScottishPower UK plc transferred to ScottishPower Limited its contractual positions under the said credit contract. On the 1st of October 2006 the amount of the said credit contract was increased to a total of 1,500 million euros. On the 5th of November 2007 ScottishPower Limited transferred its contractual position to Iberdrola, S.A. and Iberdrola, S.A. transferred its contractual position to ScottishPower Renewable Energy Holdings Limited.

(vi) On the 5th of November 2007 ScottishPower Renewable Energy Holdings Limited and Iberdrola, S.A. entered into a loan contract for five years, for an amount of 982.6 million US dollars. On the same date, Iberdrola, S.A. contributed the said loan in an increase in capital of the Company. As a consequence of this capitalisation of the loan, the said financing was converted into an intra-group contract that will be consolidated into the financial statements of the Group. The Company made the relevant adjustments to its financial statements *pro forma* on the 30th of September 2007.

(vii) The Company is subject to a series of fiscal risks arising from the incorporation within IBERDROLA RENOVABLES of the American companies in the Restructuring Operation, principally attributable to certain divestments, in relation to which the Company may be obliged to face certain responsibilities.

On the 20th of November 2005, Iberdrola, S.A., ScottishPower Limited and IBERDROLA RENOVABLES signed a indemnity contract, under which Iberdrola, S.A. undertakes to indemnifying the Company against any responsibilities, losses, claims or damages, real or contingent, that lead to an effective obligation to pay in relation to the activities of the group of ScottishPower Holdings Inc, subsidiary of the Company. The said indemnity obligation is limited to responsibilities related to the distinct activities currently undertaken by the said group (that is, generation of wind and thermal energy and co-generation, activities related to natural gas the sale of electricity). The responsibilities derived from the fiscal contingencies arising from the sale of PacifiCorp fall within the objective of the contract, as do any other fiscal contingencies arising from acts, omissions or other circumstances that took place prior to the 3rd of October 2007, regardless of whether the demand or claim in question began, or the damage or loss materialised, before or after the said date.

The amounts that IBERDROLA RENOVABLES recovers from third parties due to the activities of ScottishPower Holdings, Inc. before or after the 3rd of October 2007 that are not related to its current business will be compensated for, where

they reach this level, with the amounts that in this case Iberdrola, S.A. owes to the Company under the indemnity contract

The duration of the contract is indefinite and it will be terminated as soon as the potential contingencies are resolved or five years after the date on which Iberdrola, S.A. (a) has ceased to be the direct or indirect owner of more than 50% of the share capital of the Company, or (b) the date on which the majority of members of the Board of Directors of the Company have not been appointed by Iberdrola, S.A.

Part IV.20.8 of the present Registration Document describes the claims or litigation covered by this indemnity contract.

(viii) Both Iberdrola, S.A. and some of the affiliates have issued warranties in favour of third party creditors of companies of the IBERDROLA RENOVABLES Group in relation to the payment of and fulfilment of obligations, including warranties related to the payments of the National Grid connection, construction, purchase of wind turbines, and indemnity obligations.

Likewise, the affiliate of the Company Scottish Power Finance (US), Inc., signed an agreement of guarantees with Scottish Power Ltd., an affiliate of Iberdrola, S.A.: dated December 5, 2005, by virtue of which the latter guarantees obligations from Scottish Power Finance (US), Inc. including, amongst others, letters of credit, debentures and guarantees issued in favour of companies which were affiliates of Scottish Power Ltd. at that time, including PPM Energy Inc., presently an affiliate of IBERDROLA RENOVABLES. The guarantees issued by Scottish Power Finance (US), Inc. remain in effect.

On the other hand, the affiliate of the Company Scottish Power Holdings, Inc. signed an agreement of guarantees with dated November 20, 2007 with Iberdrola, S.A. with the aim of replacing the guarantees issued by Scottish Power Finance (US), Inc. that remain in effect.

(ix) PPM Energy, Inc., an affiliate of IBERDROLA RENOVABLES, signed a reciprocal loan agreement dated July 12, 2007, with PPM Energy Canada Limited, an affiliate of Iberdrola, S.A., for the maximum sum of 150 United States dollars, subject to availability of funds. The applicable annual interest rate is LIBOR plus a margin. On September 30 2007, PPM Energy, Inc. accumulated a debtor balance of 176.5 United States dollars. In the event of non-payments, a 10% annual rate of delay interest is applied as long as the law permits this.

(x) PPM Energy Inc., subsidiary of IBERDROLA RENOVABLES, signed with Pacificorp Holdings, Inc. a reciprocal loan agreement dated 31 March 2006 for a maximum amount of 1,900 million US dollars, subject to the availability of funds. The applicable annual interest rate is LIBOR plus a spread. At 30 September 2007, PPM Energy Inc. had accrued a debt balance of 25 million US dollars. In case of non-payment, an arrears interest rate of 10% annually is applied, subject to legal restrictions.

(xi) PPM Energy Inc., subsidiary of IBERDROLA RENOVABLES, signed with Pacificorp Group Holdings Inc. a reciprocal loan agreement dated 31 March

2006 for a maximum amount of 1,900 million US dollars, subject to the availability of funds. The applicable annual interest rate is LIBOR plus a spread. At 30 September 2007, PPM Energy Inc. accrued a debt balance of 1,526,529,117 US dollars. In case of non-payment, an arrears interest rate of 10% annually is applied, subject to legal restrictions.

(xii) Scottish Power Finance (US) Inc., signed with ScottishPower Group Holdings Co., both subsidiaries of IBERDROLA RENOVABLES, a registered credit line backed by receivables, on 31 March 2006, for a maximum of 65 million US dollars The applicable annual interest rate is LIBOR plus a spread. At 30 September 2007, Scottish Power Finance (US) accrued a net debt balance of 0.1 million US dollars. In case of non-payment, an arrears interest rate of 10% annually is applied, subject to legal restrictions.

(xiii) Certain companies of the ScottishPower group have given third-party guarantees for the Company's payment obligations and the performance of other obligations, including guarantees for payment of the construction, purchase of wind turbines, and indemnity obligations.

(xiv) On 20 November 2007 Iberdrola, S.A. signed a *Guarantee & Support Agreement* with ScottishPower Holdings Inc. (a subsidiary of the Company) in which Iberdrola, S.A. secured certain financial obligations assumed by ScottishPower Holdings Inc. with third parties, as well as certain other obligations of subsidiaries of Iberdrola, S.A. secured by ScottishPower Holdings Inc. This agreement will remain in force until such a time as Iberdrola, S.A. serves termination notice sixty days (60) in advance of termination. ScottishPower Holdings Inc. shall pay an annual remuneration calculated on the basis of Iberdrola, S.A.'s exposure to the credit risk assumed in this agreement.

C) Electricity and gas sales

(i) Having received Board of Directors' approval, subject to the Restricted Transaction Committee report, the Company, the subsidiary ScottishPower Renewable Energy Limited ("SPREL") and members of its group and of the group Iberdrola Renewables Energy Limited which are owners of wind farms in the United Kingdom, signed a 20-year PPA with ScottishPower Energy Retail Limited on 20 November 2007, pursuant to which the latter undertakes to acquire the majority of the power generated by those wind farms, with retroactive effect as of 1 October 2007 until 31 March 2027. The PPA may be rescinded in case of failure to perform or insolvency and such rescission will give the performing party the right to receive compensation for damages, losses, and legal expenses. In case of a change of control, the agreement will remain in force, however no wind farms will be added to the agreement.

(ii) PPM Energy Inc., subsidiary of IBERDROLA RENOVABLES, and PPM Energy Canada Limited, subsidiary of Iberdrola S.A., plan on signing a North American Energy Standards Board model agreement for the purchase of natural gas, pursuant to which PPM Energy Canada Limited purchases natural gas on the Canadian market and transports it to the border between Canada and the United States of America, where PPM Energy Canada Limited takes

possession of the gas, taking charge of transporting it to the border through US gas pipelines to supply retail customers in the United States of America. The amount of each transaction is divided between both companies in accordance with the accounting methods established by PPM Energy Inc. as per the service contract terms illustrated below in this section and in accordance with double-taxation treaties signed between the United States and Canada.

Likewise, PPM Energy Inc. manages the position of PPM Energy Canada Limited on the New York Mercantile Exchange, the regulated commodities market in the United States of America, offsetting the exposure of both entities, it makes the necessary payments, and it reconciles any differences between the PPM Energy Inc. settlement agents and the PPM Energy Canada Limited's transaction statements.

(iii) The Spanish affiliates of IBERDROLA RENOVABLES that operate power generation installations subject to the special regime have been selling, to the closest distributor to its installation, including, if applicable, Distribución Eléctrica, S.A.U., energy generated according to the rate sales method liquidándoles igualmente dicho distribuidor las primas y complementos of having opted for the market sales method, all in accordance with Royal Decree 436 of 12 March 2004. This invoicing system for the sale of power through the local distributor has been changed by Royal Decree 661 of 25 May 2007, such that the National Energy Commission directly pays the producers for the sale of energy according to the rate system.

D) Engineering, consulting, construction, and technical assistance

(i) The Company has signed several engineering, administration, management, consulting, and maintenance service agreements with Iberdrola Generación, S.A. (Unipersonal), as well as other agreements for specialised service in system installations, including follow-up systems for all the Company's renewable energy installations.

On 1 January 2006, the Company signed a one-year framework agreement with Iberdrola Generación, S.A. (Unipersonal), renewable for successive one-year periods, pursuant to which Iberdrola Generación, S.A. (Unipersonal) commits to performing engineering, administrative, and management services for the Company's small hydroelectric installations.

Likewise, Iberdrola Generación, S.A. (Unipersonal) acts as the Company's agent and intermediary in the sale of electricity on the Spanish electricity market.

(ii) The Company has signed several framework management agreements with Iberdrola Ingeniería y Construcción, S.A. for technical engineering and integrated management services in the development of certain wind farms and small hydroelectric stations, as well as a framework wind farm installation construction agreement.

The Company signed with Iberdrola Ingeniería y Construcción, S.A. a framework agreement on 5 November 2007 for an undetermined period for the

development, construction, management and operation of the Company's renewable energy plants, including (i) for wind farms, engineering (wind measurement), authorisation management, and technical supervision and assistance services for construction (all in accordance with a framework agreement of 30 September 2004 for the construction of wind farms that set the particular terms for the delivery of services and applicable prices); (ii) for the small hydroelectric stations and the supply of electro-mechanical equipment, including the construction process, and the implementation of the environmental protection and waste management plan (all in accordance with a framework agreement dated 16 July 2004 for small hydroelectric stations, pursuant to which the services are invoiced according to costs incurred plus a spread of 9.3% to 17.3%; and (iii) REOC-related services.

The contract will remain in effect for as long as Iberdrola S.A. is owner of more than 50% of the Company's capital or the majority of the members of the Company's Board of Directors have been appointed by Iberdrola S.A.

Likewise, pursuant to this framework agreement, the parties recognise each other as preferred customer and provider, respectively. As a result, the Company is deeply committed to evaluating the opportunity of awarding projects directly to Iberdrola Ingeniería y Construcción, S.A., or at least informing this entity of competitions awarding contracts so that it has the change to participate in them. This commitment does not imply exclusivity nor a commitment to minimum trading volumes by the Company. For its part, Iberdrola Ingeniería y Construcción, S.A. is committed to providing the Company with services at the best price conditions and any other conditions that apply to a customer of the Company's kind.

E) Research and development

(i) IBERDROLA RENOVABLES and Hidroeléctrica Ibérica, S.L. (a subsidiary of Iberdrola, S.A.), which have a 70% and 30% equity investment in Perseo Inversiones Financieras, S.L., respectively, and Iberdrola S.A., signed a Perseo Inversiones Financieras, S.L. shareholders' agreement on 31 October 2007.

On 30 October 2007, IBERDROLA RENOVABLES acquired 70% of the share capital in Perseo Inversiones Financieras, S.L., whose mission is the development of new technologies through the development of renewable energy projects. The objective of the shareholders' agreement is a commitment to providing funds through a planned capital increase of 3,500,000 euros that the partners are committed to contributing in proportion to their respective equity investments.

Likewise, in this agreement, Iberdrola, S.A. is committed to financing IBERDROLA RENOVABLES in its obligation to pay 80% of the amount to be paid.

19.4.2 Transactions with Gamesa Corporación Tecnológica and its subsidiaries

At the date of this Prospectus, Iberdrola, S.A. owns 18.25% of the share capital, and has proposed the appointment of nominal directors, in Gamesa Corporación Tecnológica, S.A., plus the equity investment of Corporación IBV Participaciones Empresariales, S.A. which increases its stake at the date of this Prospectus to 11.78% of the share capital in the same company and in which Iberdrola has a 50% stake. Likewise, two

members of the board of directors of Gamesa Corporación Tecnológica, S.A. have been appointed by Iberdrola S.A., so they hold a dominant position.

Gamesa Corporación Tecnológica, S.A., together with its subsidiary Gamesa Eólica, S.A., are the Company's main suppliers of wind turbines and turn-key wind farm projects. The Company has signed several agreements with the Gamesa group in the ordinary course of its wind farm development operations, it buys their wind turbines and maintenance, as well as financing and other contracts.

In relation to the contracts signed with the Gamesa group, see sections 5.1.5, 5.2.3, 6.1.1 and 6.4 of this Prospectus.

20 FINANCIAL INFORMATION CONCERNING THE ISSUER'S ASSETS AND LIABILITIES, FINANCIAL POSITION AND PROFITS AND LOSSES

20.1 Historical financial information

The financial information included in this point refers to the consolidated annual financial statements of the IBERDROLA RENOVABLES Group for the fiscal years ended 31 December 2006 and 2005, audited by Ernst & Young, S.L., and 31 December 2004, unaudited, all prepared in accordance with the provisions of the International Financial Reporting Standards (hereinafter "IFRS"), as approved by the European Union in accordance with Regulation (EC) 1606/2002 of the Parliament and of the European Council. All figures contained in this point are expressed in thousands of euros, unless otherwise stated.

The closing date used for the financial statements of subsidiary, multigroup and related companies is 31 December. The accounting policies of those companies are the same as or have been standardised to match those used by the IBERDROLA RENOVABLES Group in preparation of its Consolidated Annual Financial Statements.

To date IBERDROLA RENOVABLES has not been required to prepare consolidated annual financial statements for itself and its subsidiary companies, because the parent company of the Group, IBERDROLA RENOVABLES, in turn is a subsidiary of another, Iberdrola, S.A., which prepares and presents consolidated annual financial statements. Without prejudice to the foregoing, starting on the date the Company's shares are admitted for trading on the Spanish stock exchanges, IBERDROLA RENOVABLES will be required to prepare consolidated annual financial statements under the securities market rules.

The annual financial statements consolidated under IFRS (International Financial Reporting Standards) have been prepared on the basis of historical costs, except in the case of available-for-sale financial assets and derivative financial instruments, which have been valued at fair value. The recorded amounts of assets and liabilities that are subject to fair value hedges are adjusted to reflect changes in fair value deriving from the hedged risk.

For a review of the main accounting principles and standards used in preparation of the individual annual financial statements audited under the Plan General de Contabilidad (General Accounting Plan) that are necessary to proper interpretation thereof, and a review of the audit reports for the last three closed fiscal years, annual accounts and

audit reports may be found on deposit with the CNMV, the Madrid Commercial Register and at the registered address of the Company. The consolidated annual financial statements under IFRS (International Financial Reporting Standards) for the Company and its subsidiaries corresponding to the fiscal years ended 31 December 2006 and 2005, and the corresponding audit reports, may be consulted at the CNMV and the registered office of the Company.

Also included in this section are the consolidated cash flow statements corresponding to the 2006, 2005 (audited) and 2004 (unaudited) fiscal years, and the consolidated statement of changes in net equity, prepared in accordance with the provisions of IFRS.

20.1.1 Consolidated balance sheets at 31 December 2006, 2005 (audited) and 2004 (unaudited) using IFRS criteria

ASSETS	2006	2005	% Change	2004 (unaudited)	% Change
(€ 000s, except for percentages)					
NON-CURRENT ASSETS:					
Intangible assets	**44,316**	**42,405**	**+4.5%**	**13,468**	**+214.9%**
Goodwill	30,963	30,850	+0.4%	2,877	+972.3%
Other intangible assets	13,353	11,555	+15.6%	10,591	+9.1%
Tangible Fixed Assets	**4,135,342**	**3,460,054**	**+19.5%**	**2,815,987**	**+22.9%**
Property plant and equipment in use	3,574,582	3,139,575	+13.9%	2,401,447	+30.7%
Property, plant and equipment in progress	560,760	320,479	+75.0%	414,540	-22.7%
Financial assets	**71,001**	**30,319**	**+134.2%**	**57,859**	**-47.6%**
Interests accounted for using the equity method	143	143	--	33,990	-99.6%
Non-current securities portfolio	1,130	288	+292.4%	4,217	-93.2%
Other non-current financial investments	67,299	29,888	+125.2%	19,652	+52.1%
Derivative financial instruments	2,429	-	+100.0%	-	--
Public Authorities	**-**	**10,727**	**-100.0%**	**17,780**	**-39.7%**
Deferred Tax Assets	**33,724**	**55,449**	**-39.2%**	**51,944**	**+6.7%**
	4,284,383	**3,598,954**	**+19.0%**	**2,957,038**	**+21.7%**
CURRENT ASSETS:					
Trade receivables and other current accounts receivable	**144,977**	**293,184**	-50.6%	**205,711**	+42.5%
Current financial assets	**38,715**	**33,439**	+15.8%	12,141	+175.4%
Current securities portfolio	2,314	485	+377.1%	7,588	-93.6%
Other current financial investments	35,083	32,954	+6.5%	4,553	+623.8%
Derivative financial instruments	1,318	-	+100.0%	-	--

ASSETS	2006	2005	% Change	2004 (unaudited)	% Change
(€ 000s, except for percentages)					
Public Authorities	145,012	101,399	+43.0%	124,989	-18.9%
Cash and equivalents	122,788	61,350	+100.1%	27,597	+122.3%
	451,492	489,372	-7.7%	370,438	+32.1%
TOTAL ASSETS	4,735,875	4,088,326	+15.8%	3,327,476	+22.9%

SHAREHOLDERS' EQUITY AND LIABILITIES	2006	2005	% Change	2004 (unaudited)	% Change
(€ 000s, except for percentages)					
SHAREHOLDERS EQUITY					
Of the parent company	718,891	557,822	+28.9%	425,277	+31.2%
Subscribed capital	164,600	164,600	--	164,600	--
Issuance premium	101,979	101,979	--	60,342	+69.0%
Reserve for revaluation of assets and unrealised liabilities	770	(8,643)	-108.9%	(9,070)	-4.7%
Other reserves	261,769	153,402	+70.6%	172,736	-11.2%
Conversion differences	85	2,159	-96.1%	2,206	-2.1%
Net profit for the fiscal year	189,688	144,325	+31.4%	34,463	+318.8%
Of minority shareholders	75,766	66,539	+13.9%	15,871	+319.2%
	794,657	624,361	+27.3%	441,148	+41.5%
NON-CURRENT LIABILITIES					
Deferred income	117,506	90,928	+29.2%	14,728	+517.4%
Provisions	15,343	27,375	-44.0%	1,631	+1578.4%
Provisions for pensions and similar obligations	564	525	+7.4%	(18)	-3016.7%
Other provisions	14,779	26,850	-45.0%	1,649	+1528.3%
Financial debt	484,598	365,985	+32.4%	349,128	+4.8%
Financial debt	482,194	293,125	+64.5%	270,509	+8.4%
Derivative financial instruments	2,404	72,860	-96.7%	78,619	-7.3%
Other non-current accounts payable	460,963	495,191	-6.9%	507,738	-2.5%
Deferred tax liabilities	26,738	25,404	+5.3%	(9,639)	+163.6%
	1,105,148	1,004,883	+10.0%	882,864	+13.8%
CURRENT LIABILITIES					

SHAREHOLDERS' EQUITY AND LIABILITIES	2006	2005	% Change	2004 (unaudited)	% Change
(€ 000s, except for percentages)					
Provisions	**2,330**	**8,791**	-73.5%	**205**	+4188.3%
Other provisions	2,330	8,791	-73.5%	205	+4188.3%
Financial debt	**109,020**	**79,078**	+37.9%	**24,336**	+224.9%
Financial debt	108,895	78,435	+38.8%	24,336	+222.3%
Derivative financial instruments	125	643	-80.6%	-	+100.0%
Trade accounts payable and other accounts payable	**2,724,720**	**2,371,213**	+14.9%	**1,978,923**	+19.8%
Trade creditors	173,438	123,223	+40.8%	28,929	+325.9%
Liabilities for current taxes and Public Authorities	64,006	76,907	-16.8%	34,791	+121.1%
Other current liabilities	2,487,276	2,171,083	+14.6%	1,915,203	+13.4%
	2,836,070	**2,459,082**	**+15.3%**	**2,003,464**	**+22.7%**
TOTAL EQUITY AND LIABILITIES	**4,735,875**	**4,088,326**	**+15.8%**	**3,327,476**	**+22.9%**

Comments on significant changes in the Consolidated Balance Sheet (2006 - 2004)

Goodwill: The increase recorded in the 2005 fiscal year occurs as a result of the successive purchase of shareholdings in the company Rokas, a company listed on the Athens exchange in Greece, until reaching 49.9% at the end of the 2005 fiscal year. 21% of that company was previously acquired, in December 2004, giving rise to 6,183 thousand euros of goodwill which was recorded as an increase in value when the investment was consolidated in 2004 by the equity method. In 2005, when Rokas was consolidated by full consolidation, it gave rise to the above-mentioned goodwill acquired with the company 2004 and from acquisitions in 2005, for 21,603 thousand euros. As a result, at the end of 2005 goodwill from the Rokas acquisition totalled 27,785 thousand euros.

Other intangible assets: Included under this heading are, basically, the cost of rights to use facilities and land of third parties, and computer applications.

Tangible Fixed Assets: this heading includes all facilities for production and exploitation of renewable energy, basically wind farms and mini-hydro production plants, which are in operation or under construction. The high increase is the result of the growing investment activity of the Group, with an increase in gross assets (before depreciation) from 2004 to 2006 of 1,695,798,000 euros, a positive change of 52% over the indicated term.

The 2006 financial statements include an error in note 4h. This states that the value of goods acquired under financial leases in 2006 was 381 thousand euros. In fact the figure should be 31,498 thousand euros.

This significant investment effort is evident in the installed capacity of the Group, which has gone from 3,205.83 MW in 2004 to 4,434.48 MW in 2006, with annual

increases of 949.02 MW, 604.52 MW and 624.13 MW in the 2004, 2005 and 2006 fiscal years, respectively (see point 8 of the prospectus).

Interests accounted for using the equity method: For the 2004 fiscal year this basically included the value of the 21% interest in the capital of the Greek subsidiary company Rokas, acquired in December 2004 and consolidated into the Group using the equity method because the company was not controlled. During the 2005 fiscal year control was acquired, for which reason starting in that fiscal year it was fully consolidated in the Group.

Other non-current financial investments: Details regarding this heading are as follows:

(€ 000s, except for percentages)	2006	2005	% Change	2004 (unaudited)	% Change
Advances for purchases of interests in other companies	28,191	27,073	+4.1%	13,803	+96.1%
Fixed-Term Deposits	26,844	-	--	-	--
Other Credits	9,213	2,496	+269.1%	5,490	-54.5%
Other	3,051	319	+856.4%	359	
	67,299	**29,888**	**+125.2%**	**19,652**	**+52.1%**

In the 2004 and 2005 fiscal years advances were recorded for purchase of interests in other companies under agreements reached by the Company with the Gamesa Group, in amounts of €13,803,000 and €27,073,000, respectively, for purchase from that Group of interests in various companies holding future wind generation farms in Andalucia, Portugal, Greece and Italy, as well as other credits granted to third parties in amounts of 5,490,000 and 2,496,000 euros, respectively.

In the 2006 fiscal year, in addition to the indicated advances and other credits, the amounts of which were 28,191,000 and 12,264,000 euros, respectively, a balance of 26,844,000 euros is included for term deposits. These deposits are contributed to the group accounts fundamentally by the subsidiaries, consolidated in 2006 in the United States of America, in the amount of 21,441,000 euros, and 1,353,000 euros by the French subsidiaries, as a guarantee against future variable payments.

Non-Current Public Authorities: Details of this item are as follows:

(€ 000s, except for percentages)	2006	2005	% Change	2004 (unaudited)	% Change
Non-current assets					
Credit for deductions by reason of reversion	-	10,156	-100.0%	10,156	--
Credit for deductions for investment in new fixed assets		-	--	5,660	--

(€ 000s, except for percentages)	2006	2005	% Change	2004 (unaudited)	% Change
Other	-	571	-100.0%	1,964	-70.9%
	-	10,727		17,780	

Recorded in the 2005 and 2004 fiscal years, inter alia, was a tax credit for deductions by reason of reinvestment of 10,156,000 euros. This tax credit was regularised during the 2006 fiscal year because the Company concluded it was not recoverable.

Deferred Tax Credit: this heading includes tax credits arising from elimination of profits on intercompany transactions for construction and sale of wind farms, and tax credits based on negative taxable income. The decrease in the 2006 fiscal year results from the fact that in the 2004 and 2005 fiscal years the Company had recorded a deferred tax based on valuation of non-hedged financial instruments, the amount of which was 22,633,000 and 21,148,000 euros, respectively. In the 2006 fiscal year the non-hedged financial instruments were cancelled.

Trade debtors and other current accounts receivable: Details of this item are as follows:

(€ 000s, except for percentages)	2006	2005	% Change	2004 (unaudited)	% Change
Customers	73,132	53,114	+37.7%	17,756	+199.1%
Debtors	35,122	19,411	+80.9%	5,561	+249.1%
Related companies					
- Iberdrola, S.A.	-	2,327	-100.0%	140,008	-98.3%
- Iberdrola Generación, S.A.	965	163,690	-99.4%	1,157	+14,047.8%
- Iberdrola Distribución, S.A.	35,758	54,314	-34.2%	41,229	+31.7%
- Gamesa Eólica, S.A.	-	328	-100.0%		+100.0%
	144,977	293,184	-50.6%	205,711	+42.5%

Customers: This document mainly contains the balances to be collected by national electricity distributors (13,513 thousand euros) and the balances to be collected by international distributors (12,267 thousand euros in the case of Greece and 2,406 thousand euros in the case of other countries). Additionally, it includes the balances to be collected by other non-energy businesses in the amount of 15,560 thousand euros.

Related companies: The reduction of the debt to the parent company Iberdrola S.A. is a result of movements in the financing current accounts that the IBERDROLA RENOVABLES group companies have with the parent Iberdrola, S.A. (as explained in section 10.1 of this Prospectus); at the close of 2004 some group companies had debit positions in these financing current accounts, as investment rose over the following years, most of the debit balances moved into credit and therefore were considerably

reduced by close of 2005 and disappeared entirely by end-2006. The balance maintained with Iberdrola Generación in 2005 arises as a result of its acting as agent of IBERDROLA RENOVABLES in making offers of energy to the Electricity Market Operator ("OMEL") under the ordinary and special systems. At the end of 2005, the accounts included accrued payments for several months which were paid in 2006 by OMEL. In 2006, Iberdrola Generación, S.A. (Unipersonal) ceased to act as intermediary in this way for the sale of energy under the special regime and the balance at the end of 2006 only shows one month's outstanding billings for energy sales under the ordinary regime.

Other current financial investments: this item basically includes the amount of advances and credits given to related companies and other third parties.

Current Public Authorities: The breakdown is as follows:

(€ 000s, except for percentages)	2006	2005	% Change	2004 (unaudited)	% Change
Treasury, debtor for VAT	96,168	68,063	+41.3%	109,262	-37.7%
Treasury, creditor for withholdings	27,229	30,238	-10.0%	11,349	+166.4%
Treasury, debtor for miscellaneous items	21,615	3,098	+597.7%	4,378	-29.2%
	145,012	**101,399**	**+43.0%**	**124,989**	**-19%**

Cash and equivalents: The details are as follows:

(€ 000s, except for percentages)	2006	2005	% Change	2004 (unaudited)	% Change
Cash and Liquid Assets	68,460	61,350	+11.6%	27,597	+122.3%
Short-term deposits	54,328	-		-	
	122,788	**61,350**	**+100.1%**	**27,597**	**+122.3%**

The increase in liquidity in the 2005 fiscal year is the result of inclusion of the Rokas subgroup in the consolidation. The deposits during the 2006 fiscal year come from reserve funds under syndicated loans obtained by the Group.

Deferred income: The breakdown of this heading is as follows:

(€ 000s, except for percentages)	2006	2005	% Change	2004 (unaudited)	% Change
Capital Subsidies	46,065	46,123	-0.1%	658	+6,909.6%
Other income to be distributed over several fiscal years	71,441	44,805	+59.4%	14,070	+218.4%

	117,506	**90,928**	**+29.2%**	**14,728**	**+517.4%**

The capital subsidies recorded in 2005 are contributed by the Greek Rokas subgroup. The most significant additions during the 2005 and 2006 fiscal years to the "Other income to be distributed over several fiscal years" item correspond to the agreement signed by the subsidiary company Iberdrola Energías Renovables de Castilla La Mancha, S.A. Unipersonal with various wind farm developers for assignment of use of certain facilities for connection to the electricity system network, allowing joint evacuation of the electricity generated.

Other provisions: In the 2005 fiscal year the Greek Rokas subgroup created a provision in the amount of 21,900,000 euros, related to dismantling electricity production and distribution facilities, in accordance with Greek regulations. During the 2006 fiscal year this provision was re-estimated, with a regularisation in the amount of 19,362,000 euros credited to the Property plant and equipment item in the Consolidated Balance Sheet at 31 December 2006.

The Group maintains other provisions to cover responsibilities arising from pending disputes and indemnifications, and for debentures and bank and similar guarantees.

Current and Non-Current Financial Debt: See section 10.1 of this Prospectus

Other non-current accounts payable: The composition of this item is as follows:

(€ 000s, except for percentages)	2006	2005	% Change	2004 (unaudited)	% Change
- Iberdrola, S.A.	378,902	421,647	-10.1%	465,942	-9.5%
- Gamesa Eólica, S.A.	37,730	39,549	-4.6%	40,553	-2.5%
- Others	44,331	33,995	+30.4%	1,243	+2634.9%
	460,963	**495,191**	**-6.9%**	**507,738**	**-2.5%**

The credit balance with Iberdrola, S.A. corresponds to the long-term maturity portion of a loan signed on 31 March 2004 in the amount of 552,968,000 euros, the last maturity of which is in June 2012. This loan was granted to prepay the project finance loan that had been signed by the subsidiary IBERDROLA RENOVABLES de Castilla La Mancha, S.A., thus obtaining an improvement in the financial cost of the IBERDROLA RENOVABLES Group. In the "Other current liabilities" item there are 44,379 thousand euros corresponding to the instalment payable during the year 2007. This loan accrues interest at a rate equivalent to six month Euribor plus a market margin, the average rate accruing being 3.48%.

The balance with Gamesa Eólica has its origin in the agreement reached by the Company with the Gamesa Group in the 2002 fiscal year, establishing a commitment to acquire from that group the interests in the share capital of a series of companies holding a group of wind energy generation farms. Based on this agreement, Gamesa in the 2004 fiscal year granted an advance discount for the future sales of companies. At the end of 2006 it amounted to 39,549,000 euros. By common agreement of the parties

the advance discount has been tied to the agreements signed with Gamesa in 2005 and 2006. As purchases are made, the discount granted by Gamesa is eliminated from the Company's liabilities.

Deferred tax liabilities: The increase in the 2005 fiscal year results mainly from inclusion of the Rokas subgroup in the consolidation for the 2005 fiscal year, for deferred tax arising from allocation as higher value of assets of a part of the surcharge paid in the combination of businesses arising from acquisition of the indicated Greek subgroup.

Trade creditors: under this heading are basically the debts to suppliers of components and equipment for the facilities of the Group companies. The increase since the 2005 fiscal year is a result of the Group's growing investment activity.

Liabilities for current taxes and Public Authorities:

(€ 000s, except for percentages)	2006	2005	% Change	2004 (unaudited)	% Change
Current liabilities					
Treasury, creditor for VAT	6,635	21,163	-68.6%	11,252	88.1%
Treasury, creditor for withholdings	2,825	363	+678.2%	535	-32.1%
Treasury, creditor for Corporate Income Tax	53,952	54,729	-1.4%	22,416	-144.2%
Treasury, creditor for other items	36	130	-72.3%	358	-63.9%
Creditor Social Security Agencies	558	522	+6.9%	230	-127.0%
	64,006	**76,907**		**34,791**	

Other current liabilities:

(€ 000s, except for percentages)	2006	2005	% Change	2004 (unaudited)	% Change
Current Creditors					
- Iberdrola, S.A.	2,186,697	1,849,267	+18.2%	1,517,435	+21.9%
Iberdrola Ingeniería y Construcción, S.A.U	45,207	19,916	+127.0%	66,938	
Gamesa Eólica	172,171	259,926	-33.8%	297,439	-12.6%
Other	83,201	41,969	+98.2%	33,391	+25.7%
	2,487,276	**2,171,083**	**+14.6%**	**1,915,203**	**+13.4%**

The balance with Iberdrola, S.A. basically corresponds to the balance of the current accounts maintained by various companies in the IBERDROLA RENOVABLES Group with the parent company of the Group, which accrues an interest rate of Euribor plus a

market margin for both debtor and creditor balances. The change experienced occurs by reason of greater use of the banking market for financing of the Group's investment process.

The balance with Iberdrola Ingeniería y Construcción results principally from the debt for engineering services in the development and construction of wind farms.

The balance with Gamesa Eólica corresponds to debt for purchase of aerogenerators.

20.1.2 Consolidated Profit and Loss Statements at 31 December 2006, 2005 (audited) and 2004 (unaudited) using IFRS criteria.

(€ 000s, except for percentages)	2006	2005	% Change	2004 (unaudited)	% Change
Net revenue	695,635	557,256	+24.8%	329,452	+69.1%
Revenues	**695,635**	**557,256**	**+24.8%**	**329,452**	**+69.1%**
Personnel Costs	(38,186)	(21,651)	+76.4%	(13,225)	+63.7%
Expenses of active staff	8,125	5,656	+43.7%	3,941	+43.5%
Outside services	(114,104)	(77,367)	+47.5%	(68,655)	+12.7%
Other operating income	14,063	8,044	+74.8%	9,832	-18.2%
Net Operating Expenses	**(130,102)**	**(85,318)**	**+52.5%**	**(68,107)**	**+25.3%**
Taxes	(8,848)	(14,302)	-38.1%	(5,308)	+169.4%
EBITDA	**556,685**	**457,636**	**+21.6%**	**256,037**	**+78.7%**
Depreciation and provisions	(182,435)	(149,889)	+21.7%	(108,539)	+38.1%
CONSOLIDATED OPERATING PROFIT	**374,250**	**307,747**	**+21.6%**	**147,498**	**+108.6%**
Share of profits of companies accounted for using the equity method	0	36	-100.0%	(5,019)	-100.7%
Financial Income	31,802	4,423	+619.0%	8,171	-45.9%
Financial expenses	(100,374)	(68,780)	+45.9%	(88,834)	-22.6%
Profit on the sale of non-current assets	934	157	+494.9%	0	+100.0%
Loss on the sale of non-current assets	0	(219)	-100.0%	0	+100.0%
CONSOLIDATED PROFIT BEFORE TAX	**306,612**	**243,364**	**+26.0%**	**61,816**	**+293.7%**
Corporate Income Tax	(106,240)	(90,164)	+17.8%	(23,482)	+284.0%
NET CONSOLIDATED PROFIT FOR THE FISCAL YEAR	**200,372**	**153,200**	**+30.8%**	**38,334**	**+299.6%**
Minority shareholders	(10,684)	(8,875)	+20.4%	(3,871)	+129.3%
NET PROFIT ATTRIBUTABLE TO THE PARENT COMPANY	**189,688**	**144,325**	+31.4%	**34,463**	+318.8%

Comments on significant changes in Consolidated Profit and Loss Statements (2006 - 2004)

Revenue: The sales of the IBERDROLA RENOVABLES Group amounted to 695,635,000 euros, an increase of 24.8% by comparison with sales during the 2005 fiscal year, and 111.1% by comparison with sales during the 2004 fiscal year. This increase is a result of both increased production and a higher recorded average price.

In the 2006 fiscal year the production of energy reached 7867 GWh, an increase by comparison with the 2005 and 2004 fiscal years of 11.5% and 45.3%, respectively, the production during those fiscal years being 7058 and 5413 GWh, respectively. The average price was 88.42 euros/MWh in 2006, an increase of 11.9% and 45.2% by comparison with 2005 and 2004, respectively, for which the average prices were 78.96 euros/MWh and 60.87 euros/MWh.

This production increase, a result of the increase in the average operating power of the facilities in use, together with the increase in average prices, produced the increase in Group sales for the period in question.

Personnel expenses: The change is a result of the increase in the Group's weighted average staff, which went from 236 employees in 2004 to 376 in 2005 and 711 in 2006, a result of the increase in the process of investment in renewable facilities and international expansion.

Due to the fact that a significant part of the facilities have been developed using internal personnel, internalisation of the cost has increased, adding to the value of the assets during the construction phase.

Outside services: The breakdown of this item is as follows:

(€ 000s, except for percentages)	2006	2005	% Change	2004 (unaudited)	% Change
Operation and maintenance	48,818	36,294	+34.5%	33,933	+7.0%
Fees	14,342	10,832	+32.4%	8,100	+33.7%
Insurance	6,381	5,552	+14.9%	7,109	-21.9%
Development Costs	10,062	4,387	+129.4%	2,934	+49.5%
Other expenses	34,501	20,302	+69.9%	16,579	+22.5%
	114,104	**77,367**	**+47.5%**	**68,655**	**+12.7%**

The increase in the main direct expenses of operation of facilities (operation and maintenance, fees and insurance) is due to the increased sales of the Group.

Development Costs, which include expenses incurred by the Group for research and development of new renewable facilities in incipient phases, considerably increased starting with the 2005 fiscal year by reason of the significant international expansion of the Group, mainly in the United States of America and Europe. Regarding Other

expenses, they also increased considerably, in large part due to the costs arising from opening new offices of companies abroad.

Other operating income: This line the item basically includes income obtained by assignment of hydro operations and other management services to third parties, and other net income of other activities not directly related to generation of renewable energy, such as the construction of metal structures by the Greek subsidiary Rokas (during the 2005 fiscal year it was fully consolidated starting with the last quarter, and for the 2006 fiscal year it was fully consolidated) and the marketing of green certificates by the United States subsidiary Community Energy Inc. (a company acquired during the 2006 fiscal year).

Taxes: The increase in the 2006 fiscal year is due to the creation of a provision in the amount of 8,109,000 euros, to cover the negative effect that could result from resolution of the appeal presented by the Company against actions brought by the excise tax auditors regarding the tax on electricity for the 2000 to 2003 fiscal years, against a subsidiary company that was absorbed by the Company in 2004. The current situation is described in the litigation section.

Depreciation and provisions: The positive change is due to the increase in operating assets during the period in question.

Financial income: the most significant positive change occurred during the 2006 fiscal year, when there was income in the amount of 23,542,000 euros from settlement of non-hedged derivatives.

Financial expense: The financial restructuring undertaken during the 2004 fiscal year of the debt originating in the companies acquired from Gamesa Energía during the 2003 fiscal year, during which a large part of the project finance debt was replaced by financial debt of Iberdrola, S.A., resulted in decreased financial expense for the 2005 fiscal year.

In addition, at the end of the 2005 fiscal year and during the 2006 fiscal year the debt to finance investments that were made increased, for which reason the financial expense increased during the 2006 fiscal year by comparison with the 2005 fiscal year, by 45.9%.

20.1.3 Consolidated cash flow statement at 31 December 2006 and 2005 using IFRS criteria.

We now present a cash flow analysis for IBERDROLA RENOVABLES and its group of companies, excluding the US and UK companies included in the Company's scope of consolidation in view of the restructuring during the period from 1 January 2004 to 30 September 2007, in accordance with the audited financial statements at 31 December 2005 and 2006 of IBERDROLA RENOVABLES and its group of companies, as well as the consolidated financial statements at 30 September 2007, subject to limited audit, all drafted in compliance with IFRS, included for reference in this Prospectus.

The Company's website (www.iberdrolarenovables.com) likewise contains the audited consolidated financial statements of ScottishPower Holdings, Inc. and of the main UK companies included in the Company's scope of consolidation in view of the

restructuring for the years ending 31 March 2005, 2006 and 2007 (except in the case of the company CeltPower Ltd. whose financial statements for the years ending 31 December 2004, 2005 and 2006) are included, as well as the unaudited financial information of such UK companies for the years ending 31 March 2005, 2006 and 2007, drafted in accordance with generally accepted accounting principles in the US and UK, expressed in US dollar and UK pounds, respectively, as well as a detailed statement of changes in cash flow for ScottishPower Holdings Inc. and such UK companies combined for the period from 31 March 2006 to 31 March 2007 on the basis of the financial statements cited above.

In addition, section 20.1 and following of this Prospectus contain the Company's statement of shareholders' equity for the years ending 31 December 2006, 2005 (audited) and 2004 (unaudited).

The following table summarises the cash flow statements corresponding to the periods ended 31 December 2005 and 31 December 2006. The table distinguishes among cash flows from operating activities, cash flows from investment activities and cash flows from financing activities:

(€ 000s, except for percentages)	2006	2005	% Change 2006-2005
Cash flows from operating activities (I):			
Income for the year	200,372	153,200	+30.8%
Adjustments for:			
Depreciation and provisions	187,243	152,000	+23.2%
Net income from interests in associated companies	-	(36)	+100.0%
Subsidies applied	(4,808)	(2,111)	+127.8%
Financial income and expenses	68,572	64,357 (B)	+6.5%
Profit on sale of non-current assets	(934)	62	-1606.5%
Adjusted income for the year	450,445	376,472	+22.6%
Change in working capital:			
Change in trade and other debtors	74,356	(44,994)	+265.3%
Change in trade accounts payable and other accounts payable	401,775	392,290	+2.4%
Change in working capital from changes in the method and/or scope of consolidation	(238,939)	37,478 (C)	-737.5%
Change in non-current debtors and other accounts payable	3,839	2,411	+59.2%
Income tax paid	(13,764)	(5,407)	+154.6%
Interest received	25,750	2,500	+930.0%
	703,462	**751,750 (D)**	**-6.4%**
Cash flows from investment activities (II):			
Acquisition of intangible assets	(8,422)	(5,238)	+60.8%
Acquisition of tangible fixed assets	(644,140)	(617,290)	+4.3%
Acquisition of subsidiaries, net of existing liquid items	-	(97,870)	-100.0%
Acquisition of other non-current financial assets	(38,253)	(13,320)	+187.2%
Change in working capital by reason of current financial assets	(5,276)	(21,298) (G)	-75.2%
Revenue from sale of non-financial assets	7,271	11,828	-38.5%
Revenue from sale of financial assets	-	3,034	-100.0%
	(688,820)	**(740,154) (H)**	**-6.9%**
Cash flows from financing activities (III):			
Deferred income	32,293	30,846	+4.7%
Payment of provisions	-	(61)	-100.0%

(€ 000s, except for percentages)	2006	2005	% Change 2006-2005
Change in working capital by reason of current financial debt	29,942	54,742	-45.3%
Cash receipts from long-term debts	118,613	16,857	+603.6%
Interest paid including capitalised interest	(98,139)	(65,947) (J)	+48.8%
Payment of dividends	(35,913)	(14,280)	+151.5%
	46,796	**22,157 (L)**	**+111.2%**
Net increase in cash and cash equivalents (I+II+III)	**61,438**	**33,753**	+82.0%
Cash and cash equivalents at start of period	61,350	27,597	+122.3%
Cash and cash equivalents at end of period	**122,788**	**61,350**	**+100.1%**

The cash flow statement for the period ending 31 December 2005 contained in the report of annual accounts at 31 December 2006 differs from that included in the report of annual accounts at 31 December 2005 because several items have been reclassified in order to present the same format as the parent company, Iberdrola, S.A.

Below is the cash flow statement at 31 December 2005 according to the old reporting format with unaudited data for 2004 cash flows shown for comparison purposes only:

(€ 000s, except for percentages)	2005	2004 (Unaudited)	Change % 2005-2004
Cash flows from operating activities (I)			
Income for the year	**153,200**	**38,334**	**299.6%**
Adjustments for:			
Depreciation and provisions	149,889	108,539	38.1%
Net income from interests in associated companies	-36	-6	500.0%
Revenue from sale of non-current assets	62	-	
Regularization of non-current tax credits	5,188	-	
Personnel and activated capitalized [interests]	-7,593	-9,157	-17.1%
Income and expenses attributed directly to reserves	2,547	13,978	-81.8%
Deferred taxes	8,119	4,863	67.0%
Changes in working capital			
(Increase) in clients and other accounts receivable	-63,883	-88,637	+27.9%
Increase in suppliers and other current accounts payable	400,876	930,414	-56.9%
	648,369 (A)	998,328	-35.1%
Cash flows from investment activities (II)			
Acquisitions of intangible assets	-5,238	-3,400	54.1%
Acquisitions of tangible fixed assets	-609,697	-623,454	-2.2%
Acquisitions of subsidiaries, net of existing liquid items	-97,870	-58,701	66.7%
Acquisitions of other non-current financial assets	-13,320	-14,412	-7.6%
Decreases of intangible assets	3,383	-	
Decreases of tangible fixed assets	8,789	-12,236	-171.8%
Decreases of non-current financial assets	3,034	-	
Effect of changes in the method and/or scope of consolidation	40,356 (F)	-166,118	-124.3%
Conversion differences	-177	8	-2312.5%
	-670,740 (E)	-878,313	-23.6%
Cash flows from financing activities (III)			
Deferred income	30,846	8,096	281.0%
Payment of provisions	-61	-3	1933.3%
Cash receipts from long-term debts	16,857	508,598	-96.7%
Cash reimbursement or transfer of long-term debts to short-term	-12,547	-577,929	-97.8%

Additions and/or applications of tax credits	1,865	-17,780	+110.5%
Dividend payments	-14,280	-	
Changes in working capital			
(Increase) / Decrease in current financial assets	-21,298 (K)	16,064	-232.6%
Increase / (Decrease) in current financial debt	54,742	-65,018	-184.2%
	56,124 (I)	-127,972	-143.9%
Net increase in cash and cash equivalents (I+II+III)	33,753	-7,957	-524.2%
Cash and cash equivalents – start of period	27,597	35,554	-22.4%
Cash and cash equivalents – end of period	61,350	27,597	122.3%

The reconciliation between the cash flow statement and the financial statements for the year ended 31 December 2005 (the "**2005 version**") and the cash flow statement and the financial statements for the year ended 31 December 2006 (the "**2006 version**") is as follows:

	Thousands of euros
Cash flows from operating activities (I) 2005 Version	648,369 (A)
Plus Financial income and expenses (AA 2006)	64,357 (B)
Plus Change in working capital from changes in the method and/or scope of consolidation	37,478 (C)
Plus Other	1,546
Cash flows from operating activities (I) 2006 Version	751,750 (D)
Cash flows from investment activities (II) 2005 version	-670,740 (E)
Plus Effect of changes in the method and/or scope of consolidation (2005)	-40,356 (F)
Plus Changes in working capital from current financial assets (2006)	-21,298 (G)
Plus Other	-7,760
Cash flows from investment activities (II) 2006 version	-740,154 (H)
Plus Cash flows from financing activities (III) 2005 version	56,124 (I)
Plus Interest paid or capitalized (2006)	-65,947 (J)
Plus Changes in working capital from current financial debt (2005)	21,298 (K)
Plus Other	10,682
Cash flows from financing activities (III) 2006 version	22,157 (L)

The differences in the consolidated statement of cash flow for 2005 result from the reclassification of certain line items in order to harmonize the 2006 consolidated cash flow statement with that of the parent company, Iberdrola, S.A.

Below is a narrative description of the status and changes experienced in the cash flows presented in the foregoing table:

Net cash flows from operating activities

Periods ended 31 December 2005 and 31 December 2006

The financing received from Iberdrola, S.A. is recorded as short-term debt on the Company's balance sheet, and any change related to the financing provided by

Iberdrola, S.A. affects the cash flows from the Company's operating activities. Without taking into consideration, in the change in working capital, the short-term financing received from Iberdrola and the effects from changes in the method and/or scope of consolidation, the cash flow from operating activities would be as follows:

(€ 000s)	2006	2005
Cash flows from operating activities	703,462	751,750
Short-term financing from Iberdrola, S.A.	(337,428)	(331,834)
Change in working capital from changes in the method and/or scope of consolidation	238,939	(37,478)
Adjusted cash flows from operating activities:	604,973	382,438
Change in trade debtors and other accounts payable, excluding short-term financing from Iberdrola	64,347	60,456

At 31 December 2006 the Company had generated cash flows of 703.5 million euros from its operations, compared with 751.8 million euros generated at 31 December 2005, a decrease of 48.2 million euros, that is, a decrease of 6.4%. Excluding the effect of the short-term financing from the parent company, Iberdrola, S.A., and the change in working capital from changes in the method and/or scope of consolidation, the cash flow from operating activities was 605 million euros at 31 December 2006, compared with 382.5 million euros at 31 December 2005. This increase resulted basically from:

An increase in adjusted income from operating activities from 367.5 million euros in the year ended 31 December 2005 to 450.5 million euros in the year ended 31 December 2006; and

A 74.4 million positive cash flow from the accounts payable for the year ended 31 December 2006, compared to a 45 million euro negative flow as of 31 December 2005, due to a reduction in the debit balances as a consequence of the change in billing by the Electricity Market Operator (OMEL), which, from October 2006, started billing weekly (it was previously monthly), resulting in a reduction in the collection period.

The breakdown of the line item "Change in trade debtors and other accounts payable," showing the change in short-term financing from the parent company, Iberdrola, S.A., follows:

(€ 000s) Change in trade debtors and other accounts payable	2006	2005
External creditors	64,347	60,456
Short-term financial debt with Iberdrola, S.A.	337,428	331,834
Total	401,775	392,290

<u>Net Cash flows from investment activity</u>

Period ended 31 December 2006

At 31 December 2006, the Company had used 688.8 million euros in investment activities, including: (i) 644.1 million euros for acquisition of tangible fixed assets, that is machinery and facilities, related to construction and installation of wind farms in Spain, the United States of America and the rest of the world, and also related to construction and installation of mini-hydro plants in Spain; (ii) 38.3 million euros in noncurrent financial assets, basically time deposits; (iii) 8.4 million euros in acquisition of intangible assets, basically rights for use of electricity facilities and technical software; and 7.3 million euros for sale of non-financial assets, due principally to the transfer of certain facilities to the operator of the electricity network in Spain.

Period ended 31 December 2005

At 31 December 2005, the Company had used 740.2 million euros in investment activities, including: (i) 617.3 million euros for acquisition of tangible fixed assets, that is machinery and facilities, related to construction and installation of wind farms in Spain and the rest of the world, and also related to construction and installation of mini-hydro plants in Spain; (ii) 97.9 million euros in acquisition of subsidiary companies, net of cash, acquired by the subsidiary company C. Rokas S.A. in 2005; (iii) 13.3 million euros in current and noncurrent financial assets arising from payments on account of future acquisitions of companies and assets; (iv) 5.3 million euros in acquisition of intangible assets, basically rights to use electricity facilities and technical software; and (v) 11.8 million euros for sale of non-financial assets, due principally to the transfer of certain facilities to the operator of the electricity network in Spain.

Net cash flows from financing activities

This section includes, in addition to the outside financing, the cash flows from long-term financing activities among Group companies, particularly the financing from the sole shareholder of Iberdrola Renovables, Iberdrola, S.A.

Period ended 31 December 2006

At 31 December 2006, the Company had generated cash flows from financing activities of 46.8 million euros, principally due to: (i) 118.6 million euros from new loans from financial institutions obtained for construction of electricity generation plants; (ii) an entry for deferred revenue of 32.3 million euros from the payments made by several wind farm developers by virtue of the agreements between the subsidiary Iberdrola Renovables de Castilla-La Mancha, S.A.U. and said wind [farm] developers for the construction and use of electrical lines; (iii) revenue of 29.9 million euros from the change of the current financial debt, (iv) disbursement for interest payment of 98.1 million euros; and (v) disbursement for payment of dividends to Iberdrola, S.A., which amounted to 35.9 million euros.

Period ended 31 December 2005

At 31 December 2006, the Company had generated cash flows from financing activities of 22.2 million euros, principally due to: (i) 16.9 million euros from new loans obtained for construction of electricity generation plants; (ii) an entry for deferred revenue of 30.8 million euros from payments made by various wind farm developers by virtue of

the agreements between the subsidiary Iberdrola Renovables de Castilla-La Mancha, S.A.U. and said wind [farm] developers for the construction and use of electrical lines; (iii) revenue of 54.7 million euros from current financial debt; (iv) disbursement for interest payment on current debt of 65.9 million euros; and (v) disbursement for payment of 14.2 million euros in dividends to Iberdrola, S.A.

20.1.4 Consolidated statement of changes in equity at 31 December 2006, 2005 (audited) and 2004 (unaudited) using IFRS criteria

On the following two pages are two tables showing changes in all accounts comprising equity for the periods in question.

	€ 000s										
				Other reserves							
	Subscribed capital	*Issuance premium*	*Reserve for revaluation of assets and unrealised liabilities*	*Reserves in fully or partially consolidated companies*	*Reserves in equity-accounted companies*	*Legal reserve*	*Voluntary reserves*	*Conversion differences*	*Net profit for the year*	*Minority interests*	*Total*
Balance at 1 January 2005	**164,600**	**60,342**	**(9,070)**	**85,782**	**73**	**8,406**	**78,475**	**2,206**	**34,463**	**15,871**	**441,148**
Distribution of profits for the 2004 year - Dividends	-	-	-	18,614	(18)	1,587	-	-	(34,463)	-	(14,280)
Revenue and expense directly applied to net reserves for their tax effect	-	-	427	2,120	-	-	-	-	-	-	2,547
Merger transfers	-	41,637	-	(41,637)	-	-	-	-	-	-	-
Conversion differences	-	-	-	-	-	-	-	(47)	-	-	(47)
Profit for the year attributable to the parent company	-	-	-	-	-	-	-	-	144,325	-	144,325
Profit for the year attributed to outside shareholders	-	-	-	-	-	-	-	-	-	8,875	8,875
Changes in method of consolidation and miscellaneous	-	-	-	-	-	-	-	-	-	41,793	41,793
Balance on 31 December 2005	**164,600**	**101,979**	**(8,643)**	**64,879**	**55**	**9,993**	**78,475**	**2,159**	**144,325**	**66,539**	**624,361**
Distribution of 2005 year profits - Dividends	-	-	-	34,773	36	4,046	69,557	-	(144,325)	-	(35,913)

	€ 000s										
				Other reserves							
	Subscribed capital	*Issuance premium*	*Reserve for revaluation of assets and unrealised liabilities*	*Reserves in fully or partially consolidated companies*	*Reserves in equity-accounted companies*	*Legal reserve*	*Voluntary reserves*	*Conversion differences*	*Net profit for the year*	*Minority interests*	*Total*
Revenue and expense directly applied to net reserves for their tax effect	-	-	9,413	-	-	-	-	-	-	-	9,413
Transfers	-	-	-	(37,928)	-	-	37,928	-	-	-	-
Conversion differences	-	-	-	-	-	-	-	(2,074)	-	-	(2,074)
Profit for the year attributable to the parent company	-	-	-	-	-	-	-	-	189,688	-	189,688
Profit for the year attributed to outside shareholders	-	-	-	-	-	-	-	-	-	10,684	10,684
Changes in method of consolidation and miscellaneous	-	-	-	-	-	-	(45)	-	-	(1,457)	(1,502)
Balance at 31 December 2006	164,600	101,979	770	61,724	91	14,039	185,915	85	189,688	75,766	794,657

	€ 000s										
				Other reserves							
	Subscribed capital	*Issuance premium*	*Reserve for revaluation of assets and unrealised liabilities*	*Reserves in fully or partially consolidated companies*	*Reserves in equity-accounted companies*	*Legal reserve*	*Voluntary reserves*	*Conversion differences*	*Net profit for the year*	*Minority interests*	*Total*
Balance at 1 January 2004 (unaudited)	**164,600**	**60,342**	**(5,689)**	**1,973**	**54**	**683**	**92,265**	**-**	**62,600**	**11,679**	**388,507**
Distribution of profits for the 2003 year	-	-	-	68,648	19	7,723	(13,790)	-	(62,600)	-	-
Revenue and expense directly applied to net reserves for their tax effect	-	-	(3,381)	15,161	-	-	-	2,198	-	-	13,978
Conversion differences	-	-	-	-	-	-	-	8	-	-	8
Profit for the year attributable to the parent company	-	-	-	-	-	-	-	-	34,463	-	34,463
Profit for the year attributed to outside shareholders	-	-	-	-	-	-	-	-	-	3,871	3,871
Changes in method of consolidation	-	-	-	-	-	-	-	-	-	321	321
Balance at 31 January 2004 (unaudited)	164,600	60,342	(9,070)	85,782	73	8,406	78,475	2,206	34,463	15,871	441,148
Distribution of profits for the 2004 year	-	-	-	18,614	(18)	1,587	-	-	(34,463)	-	(14,280)
Revenue and expense directly applied to net reserves for their tax effect	-	-	427	2,120	-	-	-	-	-	-	2,547
Merger transfers	-	41,637	-	(41,637)	-	-	-	-	-	-	-

	€ 000s										
				Other reserves							
	Subscribed capital	*Issuance premium*	*Reserve for revaluation of assets and unrealised liabilities*	*Reserves in fully or partially consolidated companies*	*Reserves in equity-accounted companies*	*Legal reserve*	*Voluntary reserves*	*Conversion differences*	*Net profit for the year*	*Minority interests*	*Total*
Conversion differences	-	-	-	-	-	-	-	(47)	-	-	(47)
Profit for the year attributable to the parent company	-	-	-	-	-	-	-	-	144,325	-	144,325
Profit for the year attributed to outside shareholders	-	-	-	-	-	-	-	-	-	8,875	8,875
Changes in method of consolidation	-	-	-	-	-	-	-	-	-	41,793	41,793
Balance on 31 December 2005	164,600	101,979	(8,643)	64,879	55	9,993	78,475	2,159	144,325	66,539	624,361

Discussion of significant variations in consolidated statement of changes in equity (2006 - 2004)

Share issuance premium: The increase in this line item during the 2005 year is the result of the process of merger by absorption of the parent Company and the subsidiary Sistemas Energéticos de Navarra, S.A.U. and the corresponding transfer of reserves in the consolidation process.

Reserve for unrealised revaluation of assets and liabilities: The change in this reserve is a result of changes in derivatives designed to hedge cash flows.

Other reserves: The increase over the three periods in question is the result of allocation of results of companies in the consolidated group, fully or partially consolidated or consolidated using the equity method, as well as funding of the legal reserve by the parent company, IBERDROLA RENOVABLES.

Minority interests: The increase of 50,668 thousand euros in this line item during the 2005 year is principally due to the purchase of 28.90% of Rokas, which accounted for an increase of 43,350 thousand euros.

20.1.5 Audit of historical financial information at 31 December 2006 and 2005 using IFRS criteria

See section 20.4.1 below.

20.2 Pro forma financial information

20.2.1 Introduction

a) Description of the transaction

On 22 May 2007, the Board of Directors of Iberdrola, S.A. (hereinafter IBERDROLA), the sole shareholder of Iberdrola Renovables, S.A.U. (hereinafter IBERDROLA RENOVABLES) agreed to initiate work with the objective of listing on the exchange, through a capital increase, up to 20% of the capital stock of IBERDROLA RENOVABLES.

Up until the purchase, on 23 April 2007, of Scottish Power, PLC (hereinafter SCOTTISH POWER) BY IBERDROLA, IBERDROLA RENOVABLES was almost exclusively carrying out the IBERDROLA Group's activity of electrical energy production through renewable sources. Since SCOTTISH POWER also had an important branch of activity related to renewable energy, the Board of Directors of IBERDROLA also approved, on the aforementioned date, a reorganization of this area with the objective of incorporating into IBERDROLA RENOVABLES all the affiliates of IBERDROLA and SCOTTISH POWER the corporate purpose of which was the production of renewable energy.

On 3 October 2007, IBERDROLA RENOVABLES acquired, through a capital increase by means of a non-monetary contribution totally subscribed by IBERDROLA, all the assets and

liabilities of SCOTTISH POWER related to renewable energy. Those assets and liabilities are basically located in two countries:

The United States: belonging to Scottish Power Holding Inc. (hereinafter SPHI), which also carries out other activities, such as gas storage, the thermal generation of electrical energy, and the trading of gas and electricity. All the assets and liabilities of SPHI have been contributed to IBERDROLA RENOVABLES in the aforementioned capital increase.

The United Kingdom, where the activity of electrical energy production based on renewable sources is being carried out through the following companies: **Beaufort Energy Limited (and subsidiaries), Celtpower Limited, Gallagheen Wind Farm Limited, Wolf Bog Wind Farm Limited and Coldham Wind Farm Limited (hereinafter, jointly, the BRITISH WIND FARMS).**

b) Purpose of the PRO FORMA FINANCIAL INFORMATION and the basis of its presentation.

The Pro Forma Financial Information to which these explanatory notes refer (hereinafter the PRO FORMA FINANCIAL INFORMATION) has been prepared for the purpose of illustrating the result of the contribution to IBERDROLA RENOVABLES of SPHI and the BRITISH WIND FARMS. This PRO FORMA FINANCIAL INFORMATION includes:

the pro forma balance sheet of IBERDROLA RENOVABLES, SPHI, and the BRITISH WIND FARMS at 30 September 2007,

the pro forma profit and loss statement of IBERDROLA RENOVABLES, SPHI, and the BRITISH WIND FARMS for the nine-month period ending 30 September 2007.

the pro forma balance sheet of IBERDROLA RENOVABLES, SPHI, and the BRITISH WIND FARMS at 31 December 2006.

the pro forma profit and loss statement of IBERDROLA RENOVABLES, SPHI, and the BRITISH WIND FARMS for the fiscal year ended 31 December 2006.

THE PRO FORMA FINANCIAL INFORMATION has been prepared in accordance with the criteria described in Note 2.a of the section entitled Bases and Sources of Preparation of the Information of these Explanatory Notes.

The PRO FORMA FINANCIAL INFORMATION has been prepared in accordance with the requirements of the Regulations of the European Union contained in Regulation 809/2004 and the contents of the CESR Recommendation for the consistent implementation of the cited regulation (CESR05/054b).

The PRO FORMA FINANCIAL INFORMATION is submitted for purposes of illustration only. Due to its nature, it is hypothetical and does not represent the financial position or the actual income of IBERDROLA RENOVABLES, SPHI, and/or the BRITISH WIND FARMS, nor does it intend to project income with respect to any future period.

c) Hypotheses considered

For the purpose of preparing the PRO FORMA FINANCIAL INFORMATION and with the aim of helping the reader in understanding the information:

- the pro forma balance sheet at 30 September 2007 has been prepared as if the transaction had taken place on 1 January 2007.
- the pro forma profit and loss account for the period of nine months ending 30 September 2007 has been prepared as if the transaction had taken place on 1 January 2007.
- the pro forma balance sheet at 31 December 2006 has been prepared as if the transaction had taken place on 1 January 2006.
- the pro forma profit and loss account closing on 31 December 2006 has been prepared as if the transaction had taken place on 1 January 2006.

Those dates are prior to the date on which the aforementioned non-monetary contribution occurred and, consequently, the profit and loss statement for each of the two periods includes the depreciation, from the starting date of each of the two periods, of the assignment of the price paid in the acquisition of SCOTTISH POWER (see Note 1.d) to the assets and liabilities that were the object of the non-monetary contribution.

Moreover, this information has been prepared using the following exchange rates:

For the pro forma balance sheet at 30 September 2007, the exchange rates in effect at that date are 1.4351 pounds/euros and 0.7053 U.S. dollars/euros.

For the pro forma balance sheet at 31 December 2006, the exchange rates considered were 1.4852 pounds/euros and 0.7580 U.S. dollars/euros.

For the pro forma profit and loss statement for the nine-month period ending 30 September 2007, the average exchange rates for that period [sic] were 1.4775 pounds/euros and 0.7437 U.S. dollars/ euros.

For the pro forma profit and loss statement for the fiscal year ended 31 December 2006, the average exchange rates for that period [sic] were 1.4757 pounds/euros and 0.7802 U.S. dollars/ euros.

Consequently, and in accordance with the procedure for consolidation of foreign companies established by the International Financial Reporting Standards, the preparation of the PRO FORMA FINANCIAL INFORMATION resulted in conversion differences which are shown under the line item "Other Reserves" in the balance sheets at 30 September 2007 and 31 December 2006.

Moreover, due to their scant significance, it has not been considered necessary to introduce, in the preparation of the PRO FORMA FINANCIAL INFORMATION, any costs derived from the non-monetary contribution described in Note 1.d or from the second monetary contribution, dated 5 November 2007, referred to in Note 2.d.

In relation to the United Kingdom companies, the central support services that were traditionally rendered by SCOTTISH POWER at no charge have not been included in the PRO FORMA FINANCIAL INFORMATION as they are considered to be of scant relevance.

d) Assignment of acquisition price and non-monetary contribution

As mentioned earlier, the acquisition of SCOTTISH POWER by IBERDROLA occurred on 23 April 2007. IBERDROLA, in accordance with IFRS 3: "Business combinations," is currently effecting, with the help of an independent expert, the assignment of the acquisition price to reflect the reasonable value of the assets and liabilities of SCOTTISH POWER at that date, including the assets and liabilities of SPHI and the BRITISH WIND FARMS. This assignment has not been finalized. According to IFRS 3, IBERDROLA has one year from the date of the business combination to finalize said assignment.

When assessing the assets and liabilities of SPHI and the BRITISH WIND FARMS in the PRO FORMA FINANCIAL INFORMATION, IBERDROLA RENOVABLES took into consideration the fact that paragraph 3 of IFRS 3 indicates that the provisions of this precept will not be applicable to business combinations of entities under common control.

Consequently, given the non-existence of applicable accounting regulations, IBERDROLA RENOVABLES has opted to assess, in the PRO FORMA FINANCIAL INFORMATION, the contributed assets and liabilities at the value shown on the consolidated books of IBERDROLA at 3 October 2007, this coinciding with the best value of said assets and liabilities available on that date, in the process of assigning the previously-described price paid for SCOTTISH POWER, once corrected for the depreciations corresponding to the 23 April – 3 October period, 3 October being the date of the non-monetary contribution.

In this respect, IBERDROLA RENOVABLES has deemed it appropriate that the accounting record of that contribution of assets and liabilities also include the part of the goodwill that was generated in the acquisition of SCOTTISH POWER and that corresponds to the cash-generating units that have been transferred to IBERDROLA RENOVABLES. The value of that goodwill has likewise been obtained from the most recent values originated in the process of assigning the price paid for SCOTTISH POWER.

In the preparation of the PRO FORMA FINANCIAL INFORMATION, this non-monetary contribution has been distributed between "Subscribed capital" and "Other reserves," according to the number of shares issued and their par value considered in the non-monetary contribution of 3 October 2007. This contribution entailed an increase of the subscribed capital of IBERDROLA RENOVABLES in the amount of 1,335.4 million euros (corresponding to 133,539,956 shares) and an issue premium of 3,444 million euros.

Moreover, it should be pointed out that part of the acquisition price of SCOTTISH POWER has been assigned to the reasonable value of wind farm projects of SPHI and the BRITISH FARMS in the development phase ("pipeline") that meet the identifiability requirement of International Accounting Standard 38 for the posting of an intangible asset, since said projects are separable and subject to being sold independently. These projects were valued on the financial statements of SCOTTISH POWER and SPHI for the costs incurred, although a fair value is much higher according to the assessment made by an independent expert, because it includes the intrinsic value of certain milestones achieved in the development of the wind

park, such as the location of ideal sites to construc the wind park, wind resource measurements made over a continuous period of one year, the obtainment of permits and authorisations from the relevant authorities to construct the wind park, among others, which the market investor would be prepared to pay. The amounts assigned at 30 September 2007 and 31 December 2006 are 3,200.1 and 3,391.8 million euros, respectively. The difference between those values is primarily due to the application of different exchange rates between the euro and the pound sterling and US dollar

For purposes of preparing this PRO FORMA FINANCIAL INFORMATION, the difference between the reasonable value and the net book value of the intangible assets and of property, plant, and equipment is depreciated in accordance with their respective useful lives, following the criteria of IBERDROLA RENOVABLES. Specifically, the wind farms are depreciated linearly over 20 years.

If that difference corresponds to projects for construction of wind farms that are not yet in service, this is not depreciated. When said projects are completed and begin operations, they will be depreciated over the aforementioned useful life of 20 years.

e) Other

The PRO FORMA FINANCIAL INFORMATION has been prepared on the basis of the consolidated financial statements of IBERDROLA RENOVABLES, SPHI, and the BRITISH WIND FARMS. Consequently, that financial information does not include any adjustment for liabilities of restructuring or for the purpose of the significant potential synergies that could result from the acquisition.

In any event, the PRO FORMA FINANCIAL INFORMATION and these explanatory notes must be read in conjunction with the historical financial information of IBERDROLA RENOVABLES, SPHI, and the BRITISH WIND FARMS.

20.2.2 Bases and sources of preparation of the PRO FORMA FINANCIAL INFORMATION.

a) Bases of preparation

In accordance with Appendix II of Regulation 809/2004, the basis of preparation of the PRO FORMA FINANCIAL INFORMATION is normally the unadjusted historical information of the entities involved in the transaction.

In this case, and for the reasons explained below (including the different closing date[s] of fiscal years and the different accounting principles applied), the Board of Directors of IBERDROLA RENOVABLES has included, to the best of its knowledge, certain prior harmonizations and pro forma adjustments (described below) in the financial information described in the SPHI and BRITISH WIND FARMS columns.

b) Sources of the information

In the case of IBERDROLA RENOVABLES, the following information was used:

The unaudited consolidated balance sheet at 30 September 2007, which was subject to a limited review in accordance with ISRE 2410.

The consolidated profit and loss statement for the nine-month period ending 30 September 2007, also subject to a limited review.

The consolidated balance sheet at 31 December 2006, included in the audited consolidated annual accounts (without qualifications) for the fiscal year ended on that date.

The consolidated profit and loss statement for the year ended 31 December 2006, also included in the audited consolidated annual accounts (without qualifications).

In the case of SPHI and the BRITISH WIND FARMS, the annual accounts for which close on 31 March, the following information was used:

The balance sheet at 30 September 2007 (unaudited)

For the pro forma profit and loss statement for the nine-month period ending 30 September 2007, their respective profit and loss statements for that period (unaudited), which have been specifically prepared for the preparation of this pro forma financial information.

For the pro forma balance sheet at 31 December 2006, the balance sheet at 31 March 2007, included in their audited annual accounts (without qualifications) for the fiscal year ended on that date.

For the pro forma profit and loss statement for the fiscal year ended 31 December 2006, their respective profit and loss statements for the fiscal years ended 31 March 2007, also included in their audited annual accounts (without qualifications).

c) Application of the International Financial Reporting Standards and other pro forma adjustments

The information about IBERDROLA RENOVABLES has been prepared in accordance with the International Financial Reporting Standards (hereinafter IFRS) approved by the European Union in accordance with (EC) Regulation No. 1606/2002 of the European Parliament and Council.

Since the financial information of SPHI and the BRITISH WIND FARMS used in the preparation of the PRO FORMA FINANCIAL INFORMATION has been prepared under the accounting principles of their countries (US GAAP and UK GAAP, respectively), IBERDROLA RENOVABLES has analyzed the need to make harmonization adjustments with IFRS in the process of preparation of the PRO FORMA FINANCIAL INFORMATION, in order to ensure its consistency. This harmonization process has been reviewed by the auditor of IBERDROLA RENOVABLES.

As a consequence of this analysis, it has not been considered necessary to introduce any harmonization adjustment to the financial statements of the BRITISH WIND FARMS, and it has been considered necessary to make a series of adjustments to the financial statements of SPHI. Below are described the principal adjustments for harmonization introduced to the financial statements of SPHI (debits shown as positive numbers and credits shown with a "minus" sign):

Under the U.S. GAAP, joint ventures are integrated under the equity method. According to IFRS, joint ventures may be posted under the equity method or the proportional method. Since IBERDROLA RENOVABLES uses the latter, a harmonization adjustment has been made in this respect.

The effect of this harmonization adjustment is as follows (in millions of euros):

Account	30/09/2007	31/12/2006
Property, Plant and Equipment	221.3	258.4
Intangible Assets	13.5	-
Participations entered by the participation method.	-203.1	-223.2
Miscellaneous current assets	4.1	5.1
Cash and equivalents	16.7	18.1
Non-current liabilities-financial debt	-34.5	-40.2
Non-current liabilities-other non-current liabilities	-1.6	-0.5
Current Liabilities-financial debt	-2.8	-2.8
Current liabilities-other current liabilities	-13.6	-14.9
Amount of net turnover	-21.3	-24.8
Operating expenses	6.5	7.1
Depreciation and provisions	7.8	8.7
Earnings/Net Financial Expenses	0.9	1.3
Profit of companies by participation method	6.1	7.7

SPHI has performed various transactions including third parties as external partners in some of their wind farms, obtaining in exchange consideration basically in cash. Nevertheless, SPHI maintains control and management of these wind farms given that the rights of the external shareholders are only protective in nature, although these third parties acquire the right to some of the profits and tax credits that those installations produce during a certain period of time. Once they achieve an agreed to profitability on their initial investments the signed agreements are terminated and as a consequence the third parties lose their rights to said profits and tax credits.

The consideration received by SPHI is registered in their financial statements under US GAPP as "Revenue to be distributed over several fiscal years" and allocated to profits in a linear manner. In accordance with NIIF, during the preparation of this PRO-FORMA FINANCIAL INFORMATION said consideration has been registered as a credit in the " Capital Instruments with characteristics of financial liabilities" account in the balance. These

liabilities are initially recognized at a reasonable value and subsequently valued at depreciated costs. Likewise, in accordance with NIFF the profits and tax credits are registered in the profit and loss account as the farms produce them.

The impact of this homogenization adjustment is as follows (in millions of euros):

Account	30/09/2007	31/12/2006
Deferred Asset Tax	6.5	-
Miscellaneous current Assets	-1.1	-
Reserves	7.6	-0.5
Minority Shareholders	21.1	-
Capital Instruments with characteristics of financial liabilities	-550.6	-595.0
Miscellaneous non-current liabilities	493.2	576.8
Net Amount of Turnover	-11.3	12.5
Net Revenue/Financial Expenses	30.6	17.8
Minority Interests	1.2	-
Corporate Tax	2.8	-11.6

By means of this homogenisation adjustment, as mentioned, the amount of the Deferred Revenues, classified as Other Non-Current Liabilities under US GAAP in SPHI will be removed, and debts with external shareholders are reflected in the section Capital Instruments with the characteristics of financial liabilities, as well as financial expenses accrued corresponding to that debt. Also reflected is the part of the minority shareholders arising from the structures in which the external shareholders remain as such on a permanent basis after the established yield has been achieved.

US GAPP and IFRS establish that all derivatives, as defined by each one of these rules, are valued at reasonable value. Both accounting rules, which in the case of the IFRS are set forth in NIC 39: "Financial Instruments: Recognition and Valuation" have a specific regulation on this requirement. The principal differences detected have been the object of the homogenization that is described below.

The IBERDROLA GROUP registers derivatives that do not meet the conditions to be considered accounting coverage and that are registered at the price of any energy raw material in the section "Net Amount of Business Turnover" in the profits and loss account while under US GAAP this classification is not so strict, thereby being able to appear in either the "Net Amount of Business Turnover" or in "Purchases"

Under US GAAP, the designation of contracts as accounting coverage are performed at the time the contract is signed while in the case of the IFRS said designation is performed in the transition balance of said rules. Therefore, there may be contracts that as considered as coverage under US GAAP and do not have this consideration under IFRS and vice versa. This difference has a negative impact on equity of approximately 61.7 and 74.4 million euros at 30 September and 31 December 2007, respectively.

Both the IFRS as well as the US GAAP contemplate that contracts for the acquisition or sale of non-financial assets are not considered financial instruments as they are designated for consumption by the company that has itself signed the contract in which case they must not be registered at their reasonable value. The requirement for considering a contract as own consumption are different under IFRS where they are set forth in paragraphs 5 to 7 of the IAR 39 than under the US GAAP. As a consequence, there are contracts registered at their reasonable value under IFRS that are not registered under US GAAP and vice versa. This difference has a positive impact on equity of approximately 29.7 million euros for the period of nine months ending on 30 September 2007, and 30.8 million euros for the 2006 financial year.

The classification of derivatives on energy in the balance, which SPHI has been applying, does not coincide with that which IBERDROLA applies. IBERDROLA classifies them as assets and financial liabilities. This reclassification does not have any impact on , and only affects the balance sheet items.

The impact of the homogenization impact in relation to IAR 39 is as follows (in millions of euros):

Account	30/09/2007	31/12/2006
Non-current financial investments	60.0	50.8
Miscellaneous non-current receivables	-107.5	-108.2
Deferred Asset Tax	52.2	29.4
Miscellaneous current assets	-21.2	-20.4
Miscellaneous reserves	61.7	74.4
Non-current Liabilities-Financial Debts	-76.5	-65.1
Non-current liabilities-other non-current liabilities	57.1	67.9
Current liabilities-Financial Debt	-103.3	-85.1
Miscellaneous current liabilities	107.2	87.1
Net amount of turnover	-100.6	-144.6
Purchases	52.1	95.3

Corporate Tax	18.8	18.5

Moreover, before its acquisition by IBERDROLA, SPHI applied a 25 year useful life to the wind farms while IBERDROLA used a 20 year useful life. Therefore, a homogenization adjustment has been registered in the pro-forma profits and losses account for 2006 in order to depreciate SCOTTISH POWERS wind parks in 20 years. It has not been necessary to perform any pro forma adjustment in the 9 month period ending on September 20, 2007 due to the fact that SPHI adopted its useful life at the beginning of it.

The impact of the homogenization effects is as follows (in millions of euros):

Account	30/09/2007	31/12/2006
Property, plant, equipment	-	-9.6
Miscellaneous non-current assets	-	3.6
Depreciation and Provisions	-	9.8
Corporate Tax	-	-3.8

IBERDROLA prepares its profit and loss account in accordance with the method of the nature of expenses while SCOTTISH POWER performs it in accordance with the method of the purpose of the expense. In light of its homogenization a pro form adjustment in the pro forma profit and loss account in the 2006 fiscal year has been performed. It has not been necessary to perform any pro forma adjustment on the pro forma profit and loss account in the nine month period ending 30 September 2007 due to the fact that SPHI has adapted its presentation to the method of the nature of expense at the beginning of that period.

The impact of the homogenization adjustment is as follows (in millions of euros):

Account	30/09/2007	31/12/2006
Net Amount of Turnover	-	149.4
Operating Expenses	-	-153.0
Depreciation and Provisions	-	7.6
Net Revenue/Financial Expense	-	-1.2
Profits (losses) in disposal of non-current assets	-	-28.1
Corporate Tax	-	25.3

d) Pro forma adjustments

Moreover, during the preparation of PRO-FORMA FINANCIAL INFORMATION a series of pro-forma adjustments have been included the objective of which is to favour its correct interpretation. These pro-forma entries are explained below.

The Internal Revenue Service (the Tax Ministry of the United States of America) finished its audit of SPHI's 2001, 2002, and 2003 fiscal years in February 2007 and proposed adjustments arising from the fact that certain deductions applied to the corporate tax returns were considered non-deductibles, which make reference to certain financing agreements with SCOTTISH POWER and that are being discussed. SPHI considered it reasonable to establish a provision in order to cover a probable negative resolution of this matter. Given that Iberdrola, S.A. is guaranteeing IBERDROLA RENOVABLES the financial results of this matter, a pro-forma adjustment has been registered in order to offset the accounting expense by SPHI.

The impact of this pro forma adjustment is as follows (in millions of euros):

Account	30/09/2007	31/12/2006
Miscellaneous non-current receivables	201.9	217.1
Corporate Tax	-186.4	-195.5
Reserves	-15.5	-21.6

The adjustment made in the reserves section corresponds to the conversion differences due to the application of average exchange rates for the profit and loss account and closing exchange rates for the balance sheets (See Note 1.c Considered Hypotheses)

Likewise, the accounting reflection of the non-cash contribution described in section 1.3. appears included in the column "Pro-Forma Adjustments of the FINANCIAL PRO FORMA INFORMATION and has a positive impact on Other Reserves of approximately 468.7 million euros at 30 September 2007 and 441.7 million euros at 31 December 2006 as a consequence of the higher value of the contribution made in comparison to the notarised value thereof.

The impact of this pro-forma adjustment is as follows (in millions of euros):

Account		30/09/2007	31/12/2006
Property, plant and equipment		1,343.3	1,452.1
Goodwill and intangible assets		4,854.0	5,152.2
Share capital.	- Rights issue	-1,335.4	-1,335.4
	- Removal of subsidiary share capital	1,498.9	1,610.8
Miscellaneous Reserves	- Issue Premium	-3,444.0	-3.444.0

- Conversion differences	-	-324.4
- Removal subsidiary resereves	-910.6	-1.050.0
- Higher value contribution	-468.7	-441.7
Miscellaneous non-current liabilities	-1,584.5	-1,674.4
Depreciation and provisions	73.6	88.7
Corporate Tax	-26.6	-33.9

On the other side, a new increase in share capital of IBERDROLA RENOVABLES took place by means of an issuance of 18,962,596 shares that have been completely subscribed to by IBERDROLA by means of a credit right held by IBERDROLA, S.A. with the Scottish Power Renewables Holdings Ltd, a company that has played a part in the non-cash contribution described in section 1.c. It is considered appropriate that regardless of the fact that is has taken place subsequent to 30 September 2007 the PRO-FORMA FINANCIAL INFORMATION on said date and on 31 December 2006 reflects this second capital increase, which does not have any effect on the profit and loss accounts in any of the two periods reflected in the PRO-FORMA FINANCIAL INFORMATION and that has been registered in the balance of the pro-forma situation on 30 September 2007 and 31 December 2006 in accordance with the values established in the deed of the capital increase.

The impact of this pro-forma adjustment is as follows (in millions of euros):

Account	30/09/2007	31/12/2006
Share Capital	(189.6)	(189.6)
Miscellaneous Reserves	(489.0)	(489.0)
Current Liabilities-debt with interest with group companies	678.6	678.6

20.2.3 Pro-Forma Financial Information

Pro-Forma Profit and Loss Account as of 31 December 2006

Expressed in millions of Euros PROFIT AND LOSS ACCOUNT	IBERDROLA RENOVABLES (AUDITED)	SPHI	BRITISH WIND FARM	ACCOUNTING HARMONIZ.		PRO FORMA ADJUSTMENTS		TOTAL
Net Amount of Turnover	695.6	741.9	92.0	7.5	(A)	-		1,537.0
Purchases	-	(309.3)	-	(108.4)	(B)	-		(417.7)
GROSS MARGIN	695.6	432.6	92.0	(100.9)		-		1,119.3
Operating Expenses	(139.0)	(281.1)	(15.3)	158.9	(C)			(276.5)
Depreciation and Provisions	(182.4)	(39.3)	(20.8)	(26.1)	(D)	(88.7)	(E)	(357.3)
OPERATING PROFIT	374.2	112.2	55.9	31.9		(88.7)		485.5
Net Financial Revenue (expense)ç	(68.5)	(17.4)	(14.6)	(16.3)	(F)	-		(116.8)
Company Results by participation method	-	7.7	-	(7.7)	(G)	-		-
Profits (Losses) in disposal of non-current assets	0.9	(12.9)	-	28.1	(H)	-		16.1
PROFITS BEFORE TAXES	306.6	89.6	41.3	36.0		(88.7)		384.8
Corporate Tax	(106.2)	(199.7)	(13.4)	(29.2)	(I)	229.4	(J)	(119.1)
QUARTERLY PROFIT	200.4	(110.1)	27.9	6.8		140.7		265.7
Result of Discontinued Activities	-	-	-	-		-	-	-
Minority Interests	(10.7)	1.0	(0.3)	-		-	-	(10.0)
QUARTERLY PROFITS ATTRIBUTED TO PARENT COMPANY	189.7	(109.1)	27.6	6.8		140.7		255.7

Notes explaining the pro-forma profit and loss account as of 31 December 2006.

Note: Exchange rates used in preparation of pro forma financial statements:	
0,7802 euros/dollar	
1,4757 euro/sterling pound	
(A) Composition	
Application of IAR 39	144.6
Application of the consolidation method by integration in SPHI's joint ventures	24.8
Reclassification in order to present the Profit and Loss Account by nature	(149.4)
Registration of the TEI (tax equity investor) as a liability	(12.5)
	7.5
(B) Composition	
Application of the IAR 39	(95.3)
Miscellaneous Impact	(13.1)
	(108.4)
(C) Composition	
Application of the consolidation method by proportional integration in SPHI's joint ventures	(7.1)
Reclassification in order to present the Profit and Loss account by nature	153.0
Miscellaneous Impact	13.0
	158.9
(D) Composition	
Application of the consolidation method by proportional integration in SPHI's joint ventures.	(8.7)
Homogenization of the useful life of wind farms	(9.8)
Reclassification in order to present the Profit and Loss account by nature	(7.6)
	(26.1)
(E) Composition	
Depreciation of the assignment of the purchase price, shares obtained by Iberdrola, S.A.	(88.7)
	(88.7)
(F) Composition	

Registration of the TEI as a liability	(17.8)
Reclassification in order to present Profit and Loss Account by nature	1.2
Miscellaneous Impacts	0.3
	(16.3)
(G) Composition	
Application of the consolidation method by proportional integration of SPHI's joint ventures	(7.7)
	(7.7)
(H) Composition	
Reclassification in order to present Profit and Loss Account by nature.	28.1
	28.1
(I) Composition:	
Reclassification in order to present Profit and Loss Account by nature	(25.3)
Fiscal effect of all the adjustments previously described in the harmonization column	(3.9)
	(29.2)
(J) Composition:	
Fiscal Contingency guaranteed by Iberdrola, S.A.	195.5
Fiscal effect of all the adjustments previously described in the pro-forma adjustments column	33.9
	229.4

Pro forma balance sheet as of 31st December 2006

(Shown in millions of euros)	IBERDROLA		BRITISH					
PRO FORMA BALANCE	RENOVABLES	SPHI	WIND	ACCOUNTING		PRO FORMA		
ASSETS	(AUDITED)		PLANTS	HARMONISATION		ADJUSTMENTS		TOTAL
Property, plant and equipment	4,135.4	1,451.3	536.3	208.9	[A]	1,452.1	[B]	7,784.0
Goodwill and intangible assets	44.3	14.9	-	13.9	[C]	5,152.2	[D]	5,225.3
Shares accounted for by equity method	0.1	223.2	-	(223.2)	[E]	-		0.1
Long-term financial investments	3.6	37.7	-	71.5	[F]	-		112.8
Deferred tax credit	33.7	-	-	35.6	[G]	-		69.3
Other long-term accounts receivable	67.2	293.0	-	(108.2)	[H]	217.1	[I]	469.1

Total long-term assets	4.284.3	2.020.1	536.3	(1.5)		6.821.4		13.660.6
Current assets								
Cash and other equivalent resources	122.8	240.9	16.3	18.1	[J]	-		398.1
Other current assets	328.7	506.1	45.0	10.1	[K]	-		889.9
Total current assets	451.5	747.0	61.3	28.2		-		1.288.0
TOTAL ASSETS	4.735.8	2.767.1	597.6	26.7		6.821.4		14.948.6
NET ASSETS AND LIABILITIES				-				
Net Assets								
Corporate Capital	164.6	1.609.5	1.3	-		(85.8)	[L]	1.689.6
Other reserves	364.6	(977.7)	4.4	(76.7)	[M]	5.770.7	[N]	5.085.3
Net result for the year	189.7	(109.1)	27.6	6.8	[O]	140.7	[O]	255.7
Minority shareholders	75.8	49.8	0.3	-		-		125.9
Total Net Assets	794.7	572.5	33.6	(69.9)		5.825.6		7.156.5
Capital instruments with financial liabilities characteristics								
Capital instruments with financial liabilities characteristics	-	-	-	595.0	[P]	-		595.0
Total capital instruments with financial liabilities characteristics	-	-	-	595.0		-		595.0
Long-term liabilities								
Financial debt	484.6	104.1	0.4	105.3	[Q]	-		694.4
Debt with interest with companies in Group	378.9	-	23.6	-		-		402.5
Other long-term liabilities	241.6	802.6	80.2	(625.9)	[R]	1.674.4	[S]	2.172.9
Total long-term liabilities	1.105.1	906.7	104.2	(520.6)		1.674.4		3.269.8

Current liabilities								
Financial debt	109.0	86.4	21.8	88.1	[T]	-		305.3
Debt with interest with companies in Group	2,186.7	462.2	409.0	-		(678.6)	[U]	2,379.3
Other current liabilities	540.3	739.3	29.0	(65.9)	[V]	-		1,242.7
Total current liabilities	2,836.0	1,287.9	459.3	22.2		(678.6)		3,927.3
TOTAL NET ASSETS AND LIABILITIES	4,735.8	2,767.1	597.6	26.7		6,821.4		14,948.6

Explanatory notes for the pro forma balance sheet as of 31st December 2006:

Note: Exchange rates used in the preparation of the pro forma financial statements:			
0.7580 euro/dollar			
1.4852 euro/pound sterling			
(A) Composition:			
Application of the proportional consoldiation method in the SPHI joint ventures			258.4
Accounting of the software as an intangible asset			(13.9)
Other impacts			(35.6)
			208.9
(B) Composition:			
Assignment of the purchase price, values obtained from Iberdrola, S.A.			1,452.1
			1,452.1
(C) Composition:			
Accounting of the software as an intangible asset			13.9
			13.9
(D) Composition:			
Goodwill assigned to the renewable assets of Scottish Power			1,760.4
Assignment of the purchase price, values obtained from Iberdrola, S.A.			3,391.8
			5,152.2
(E) Composition:			
Application of the proportional consolidation method in the SPHI joint ventures			(223.2)
			(223.2)
(F) Composition:			
Application of IAS 39			50.8
Other impacts			20.7
			71.5
(G) Tax effects on the rest of the adjustments			
(H) Composition:			
Application of IAS 39			(108.2)
			(108.2)
(I) Composition:			
Tax contingency guaranteed by Iberdrola, S.A.			217.1
			217.1
(J) Composition:			
Application of the proportional consolidation method in the SPHI joint ventures			18.1
			18.1
(K) Composition:			
Application of IAS 39			(20.4)
Application of the proportional consolidation method in the SPHI joint ventures			5.1
Other impacts			25.4
			10.1
(L) Composition:			
Subscribed capital in the capital increase for non-cash contribution			1,335.4
Elimination of the capital of the acquired subsidiaries			(1,610.8)
Capital increase by credit contribution			189.6
			(85.8)
(M) Composition:			

Application of IAS 39			(74.4)
Other impacts			(2.3)
			(76.7)
(N) Composition:			
Issue Premium by non-cash contribution			3,444.0
Elimination of the reserves of the acquired subsidiaries			1,050.0
Higher value of contribution			441.7
Conversion differences			324.4
Capital increase by credit contribution			489.0
Other impacts			21.6
			5,770.7
(O) See pro forma profit and loss account for the year ending 31.12.2006			
(P) Composition:			
Accounting of the TEI as a liability			595.0
			595.0
(Q) Composition:			
Application of the proportional consolidation method in the SPHI joint ventures			40.2
Application of IAS 39			65.1
			105.3
(R) Composition:			
Accounting of the TEI as a liability			(576.8)
Application of IAS 39			(67.9)
Other impacts			18.8
			(625.9)
(S) Composition:			
Deferred tax generated in the assignment of the purchase price			1,674.4
			1,674.4
(T) Composition:			
Application of IAS 39			85.1
Other impacts			3.0
			88.1
(U) Composition:			
Capital increase by credit contribution			(678.6)
			(678.6)
(V) Composition:			
Application of the proportional consolidation method in the SPHI joint ventures			14.9
Application of IAS 39			(87.1)
Other impacts			6.3
			(65.9)

Pro forma profit and loss account as of 30th September 2007

Shown in millions of euros	IBERDROLA		BRITISH					
	RENOVABLES	SPHI	WIND	ACCOUNTING		PRO FORMA		
PROFIT AND LOSS ACCOUNT			PLANTS	HARMONISATION		ADJUSTMENTS		TOTAL
Net amount of the turnover	494.4	427.6	66.8	133.2	(A)	-		1,122.0
Purchases	-	(269.2)	-	(52.1)	(B)	-		(321.3)
GROSS MARGIN	494.4	158.4	66.8	81.1		-		800.7
Operational costs	(136.5)	(81.0)	(12.6)	(6.3)	(C)			(236.4)
Amortisations and provisions	(157.3)	(41.6)	(17.3)	(7.8)	(D)	(73.6)	(E)	(297.6)
EXPLOITATION PROFITS	200.6	35.8	36.9	67.0		(73.6)		266.7
Net financial income (outgoing)	(108.6)	(0.4)	(12.4)	(33.0)	(F)			(154.4)
Result for companies by the								
Equity method	(0.6)	6.1	-	(6.1)	(G)			(0.6)
Profits (Losses) in disposal of								
Long-term assets	-	(12.4)	-			-	-	(12.4)
PROFIT BEFORE TAX	91.4	29.1	24.5	27.9		(73.6)		99.3
Company tax	(35.9)	(158.2)	(7.2)	(20.6)	(H)	213.0	(I)	(8.9)
PROFIT FOR THE YEAR	55.5	(129.1)	17.3	7.3		139.4		90.4
Result of discontinued operations	-	-	-			-		-
Minority interests	(6.8)	1.3	(0.3)	(1.2)	(J)			(7.0)
PROFIT FOR THE YEAR								
ATTRIBUTED TO PARENT COMPANY	48.7	(127.8)	17.0	6.1		139.4		83.4

Explanatory notes for the pro forma profit and loss account as of 30th September 2007

Note: Exchange rates used in the preparation of the pro forma financial statementes:	
0.7437 euro/dollar	
1.4775 euro/pound sterling	
(A) Composition:	
Application of IAS 39	100.6
Application of the proportional integration consolidation method in the SPHI joint ventures	21.3
Accounting of the TEI as a liability	11.3
	133.2
(B) Composition:	
Application of IAS 39	(52.1)
	(52.1)
(C) Composition:	
Application of the proportional integration consolidation method in the SPHI joint ventures	(6.5)
Other impacts	0.2
	(6.3)
(D) Composition:	
Application of the proportional integration consolidation method in the SPHI joint ventures	(7.8)
	(7.8)
(E) Composition:	
Depreciation of the assignment of the purchase price, values obtained from Iberdrola, S.A.	(73.6)
	(73.6)
(F) Composition:	
Accounting of the TEI as a liability	(30.6)
Other impacts	(2.4)
	(33.0)
(G) Composition:	
Application of the proportional integration consolidation method in the SPHI joint ventures	(6.1)
	(6.1)
(H) Composition:	
Tax effect on all the aforementioned adjustments in harmonisation column	(20.6)
	(20.6)
(I) Composition:	
Tax contingency guaranteed by Iberdrola S.A.	186.4
Tax effect on all the aforementioned adjustments in harmonisation column	26.6
	213.0
(J) Composition:	
Accounting of the TEI as a liability	(1.2)
	(1.2)

Pro forma balance sheet as of 30th September 2007

(Shown in millions of euros)	IBERDROLA		BRITISH					
PRO FORMA BALANCE	RENOVABLES	SPHI	WIND	ACCOUNTING		PRO FORMA		
ASSETS			PLANTS	HARMONISATION		ADJUSTMENTS		TOTAL
Property, plant and equipment	4,820.7	1,691.0	619.2	183.4	[A]	1,343.3	[B]	8,657.6
Goodwill and intangible assets	42.4	23.6	-	27.8	[C]	4,854.0	[D]	4,947.8
Shares accounted for by equity method	0.1	203.1	-	(203.1)	[E]	-		0.1
Long-term financial investments	17.8	21.2	-	78.1	[F]	-		117.1
Deferred tax credit	36.3	-	-	68.1	[G]	-		104.4
Other long-term accounts receivable	52.9	311.2	-	(107.5)	[H]	201.9	[I]	458.5
Total long-term assets	4,970.2	2,250.1	619.2	46.8		6,399.2		14,285.5
Current assets								
Cash and other equivalent resources	121.7	227.4	11.5	16.7	[J]	-		377.3
Other current assets	342.8	559.4	36.5	(18.1)	[K]	-		920.6
Total current assets	464.5	786.8	48.0	(1.4)		-		1,297.9
TOTAL ASSETS	5,434.7	3,036.9	667.2	45.4		6,399.2		15,583.4
NET ASSETS AND LIABILITIES								
Net Assets								
Corporate Capital	164.6	1,497.6	1.3	-		26.1	[L]	1,689.6
Other reserves	435.1	(864.6)	21.0	(67.0)	[M]	5,327.8	[N]	4,852.3
Net result for the year	48.7	(127.8)	17.0	6.1	[O]	139.4	[O]	83.4
Minority shareholders	76.9	49.8	0.1	(21.1)	[P]	-		105.7
Total Net Assets	725.3	555.0	39.4	(82.0)		5,493.3		6,731.0
Capital instruments with financial liabilities								

Characteristics								
Capital instruments with financial liabilities								
Characteristics	-	-	-	550.6	[O]	-		550.6
Total capital instruments with financial								
liabilities characteristics	-	-	-	550.6		-		550.6
Long-term liabilities								
Financial debt	565.3	95.4	0.3	111.0	[R]	-		772.0
Debt with interest with companies in Group	377.1	-	22.8	-	-	-	-	399.9
Other long-term liabilities	220.6	821.4	79.4	(548.7)	[S]	1.584.5	[T]	2.157.2
Total long-term liabilities	1.163.0	916.8	102.5	(437.7)		1.584.5		3.329.1
Current liabilities								
Financial debt	142.1	22.4	36.2	111.6	[U]	-		312.3
Debt with interest with companies in Group	2.803.4	827.5	400.8	-	-	(678.6)	[V]	3.353.1
Other current liabilities	600.9	715.2	88.3	(97.1)	[W]	-		1.307.3
Total current liabilities	3.546.4	1.565.1	525.3	14.5		(678.6)		4.972.7
TOTAL NET ASSETS AND LIABILITIES	5.434.7	3.036.9	667.2	45.4		6.399.2		15.583.4

Explanatory notes for the pro forma balance sheet as of 30th September 2007:

Note: Exchange rates used in the preparation of the pro forma financial statements:			
0.7053 euro/dollar			
1.4351 euro/pound sterling			
(A) Composition:			
Application of the proportional consolidation method in the SPHI joint ventures			221.3
Accounting of the software as an intangible asset			(13.8)
Other impacts			(24.1)
			183.4
(B) Composition:			
Assignment of the purchase price, values obtained from Iberdrola, S.A.			1.343.3
			1.343.3
(C) Composition:			
Accounting of the software as an intangible asset			13.8
Other impacts			14.0
			27.8
(D) Composition:			
Goodwill assigned to the renewable assets of Scottish Power			1.653.9
Assignment of the purchase price, values obtained from Iberdrola, S.A.			3.200.1
			4.854.0
(E) Composition:			
Application of the proportional consolidation method in the SPHI joint ventures			(203.1)
			(203.1)
(F) Composition:			
Application of IAS 39			60.0
Other impacts			18.1
			78.1
(G) Tax effects on the rest of the adjustments			
(H) Composition:			
Application of IAS 39			(107.5)
			(107.5)
(I) Composition:			
Tax contingency guaranteed by Iberdrola, S.A.			201.9
			201.9
(J) Composition:			
Application of the proportional consolidation method in the SPHI joint ventures			16.7
			16.7
(K) Composition:			
Application of IAS 39			(21.2)
Application of the proportional consolidation method in the SPHI joint ventures			4.1
Other impacts			(1.0)
			(18.1)
(L) Composition:			
Subscribed capital in the capital increase for non-cash contribution			1.335.4
Elimination of the capital of the acquired subsidiaries			(1.498.9)
Capital increase by credit contribution			189.6
			26.1
(M) Composition:			

Application of IAS 39			(61.7)
Other minor impacts			(5.3)
			(67.0)
(N) Composition:			
Issue premium for non-cash contribution			3,440.0
Elimination of the reserves of the acquired subsidiaries			910.6
Higher value of contribution made			468.7
Capital increase by credit contribution			489.0
Other impacts			15.5
			5,327.8
(O) See pro forma profit and loss account for the nine-month period ending			
30th September 2007			
(P) Composition:			
Accounting of the TEI as a liability			(21.1)
			(21.1)
(Q) Composition:			
Accounting of the TEI as a liability			550.6
			550.6
(R) Composition:			
Application of the proportional consolidation method in the SPHI joint ventures			34.5
Application of IAS 39			76.5
			111.0
(S) Composition:			
Application of the proportional consolidation method in the SPHI joint ventures			1.6
Application of IAS 39			(57.1)
Accounting of the TEI as a liability			(493.2)
			(548.7)
(T) Composition:			
Deferred tax generated in the assignment of the purchase price			1,584.5
			1,584.5
(U) Composition:			
Application of IAS 39			103.3
Other impacts			8.3
			111.6
(V) Composition:			
Capital increase by credit contribution			(678.6)
			(678.6)
(W) Composition:			
Application of the proportional consolidation method in the SPHI joint ventures			13.6
Application of IAS 39			(107.2)
Other impacts			(3.5)
			(97.1)

20.3 Financial statements

See section 0 above in this Registration Document, as well as the financial statements of the issuer deposited with the CNMV, at the registered office and on the Company's website.

20.4 Auditing of annual historical financial information

20.4.1 A statement that the historical financial information has been audited. If the audit reports of the statutory auditors of historical financial information contain adverse opinions or qualifications, limitations on the scope or withholding of opinions, the adverse opinions, qualifications, limitations on scope or withholding of opinions must be fully reproduced, explaining the reasons

The individual financial statements of IBERDROLA RENOVABLES under Spanish accounting principles corresponding to the 2004 fiscal year were audited by Deloitte, S.L. The audit report contains no qualifications. The individual annual accounts of the Company under Spanish accounting principles for the fiscal years closed 31 December 2005 and 2006 were audited by Ernst & Young, S.L. The audit reports contain no qualifications.

The consolidated annual financial statements of IBERDROLA RENOVABLES and its subsidiaries under IFRS (International Financial Reporting Standards) corresponding to the fiscal years closed 31 December 2005 and 2006 were audited by Ernst & Young, S.L. The audit reports contain no qualifications.

IBERDROLA RENOVABLES was not required to and, therefore, did not prepare or approve consolidated annual financial statements for the 2004 fiscal year under Spanish accounting principles, because it was a part of the Iberdrola Group.

For their part, the figures in the consolidated balance sheet and profit and loss statement of the Company and its subsidiaries for the 2004 fiscal year, prepared in accordance with IFRS (International Financial Reporting Standards), included in the comparative column of the audited consolidated financial statements of the Company and its subsidiaries prepared in accordance with IFRS (International Financial Reporting Standards) for the 2005 fiscal year have not been audited.

20.4.2 Indication of any other information in the registration document which has been audited by the auditors

The financial information corresponding to the nine-month period ended 30 September 2007 also includes the corresponding limited review report, also prepared by Ernst & Young, S.L.

Likewise, the pro forma financial information to which section 20.2 of this Registration Document refers has been the object of the corresponding special review report by Ernst & Yourng, S.L.

20.4.3 Where financial data in the registration document is not extracted from the issuer's audited financial statements, state the source of the data and state that the data is unaudited

With the exception of the information taken from the consolidated financial statements and annual accounts referred to in section 0 above in this Registration Document, and the others in which the source is expressly stated, the other data and information contained in this Prospectus were taken from the internal accounting and the management information system of IBERDROLA RENOVALES.

20.5 Age of latest financial information

This Prospectus includes audited financial information regarding the fiscal year closed 31 December 2006, therefore not more than 18 months prior to the date of approval thereof.

This Prospectus also includes unaudited interim financial statements for the period of nine months ended 30 September 2007 that were subject to limited review, therefore not more than 15 months prior to the date of registration of this Prospectus.

20.6 Interim and other financial information

20.6.1 If the issuer has published quarterly or half yearly financial information since the date of its last audited financial statements, these must be included in the registration document. If the quarterly or half yearly financial information has been reviewed or audited, the audit or review report must also be included. If the quarterly or half yearly financial information is unaudited or has not been reviewed state that fact

Not applicable.

20.6.2 If the registration document is dated more than nine months after the end of the last audited financial year, it must contain interim financial information, which may be unaudited (in which case that fact must be stated) covering at least the first six months of the financial year

Below is the financial information for IBERDROLA RENOVABLES corresponding to the nine-month period ending on 30th September 2007, which has been the object of a limited review report by Ernst & Young, S.L.

20.6.2.1. Balance sheets as of 30th September 2007 (not audited) and 31st December 2006

ASSETS	30.09.07	31.12.06	% Var.
(In thousands of euros except percentages)	(not audited)	(not audited)	
LONG-TERM ASSETS			
Intangible assets	42.404	44.316	-4.3%
Goodwill	30.963	30.963	0.0%
Other intangible assets	11.441	13.353	-14.3%
Fixed tangible assets	4.820.720	4.135.342	16.6%
Property, plant and equipment in operation	3.898.769	3.574.582	9.1%
Property, plant and equipment in progress	921.951	560.760	64.4%
Long-term financial investments	70.752	71.001	-0.4%
Shares accounted for by the equity method	144	143	0.7%
Long-term shares portfolio	12.222	1.130	981.6%
Other long-term financial investments	52.980	67.299	-21.3%
Derived financial instruments	5.406	2.429	122.6%
Deferred tax credit	36.332	33.724	7.7%
	4.970.208	4.284.383	16.0%
CURRENT ASSETS			

Commercial debtors + other current accounts receivable	132.652	144.977	-8.5%
Current financial investments	48.278	38.715	24.7%
Current shares portfolio	1.082	2.314	-53.2%
Other financial investments	41.503	35.083	18.3%
Derived financial instruments	5.693	1.318	331.9%
Public Authorities	161.873	145.012	11.6%
Cash and other equivalent liquid resources	121.659	122.788	-09%
	464.462	451.492	2.9%
TOTAL ASSETS	5.434.670	4.735.875	14.8%

NET ASSETS AND LIABILITIES	30.09.07	31.12.06	% Var.
(in thousands of euros except percentages)	(not audited)	(not audited)	
NET ASSETS			
Of the parent company	648.316	718.891	-9.8%
Subscribed capital	164.600	164.600	0.0%
Issue premium	101.979	101.979	0.0%
Reserve for reevaluation of unrealised			
assets and liabilities	3.084	770	300.5%
Other reserves	326.184	261.769	24.6%
Conversion differences	3.730	85	4288.2%
Net results for period	48.739	189.688	-74.3%
Of minority shareholders	76.970	75.766	1.6%
	725.286	794.657	-8.7%
LONG-TERM LIABILITIES			
Deferred income	121.123	117.506	3.1%
Provisions	17.867	15.343	16.5%
Provisions for pensions and similar obligations	683	564	21.1%
Other provisions	17.184	14.779	16.3%
Financial debt	565.340	484.598	16.7%
Financial debt - loans	564.550	482.194	17.1%
Derived financial instruments	790	2.404	-67.1%
Other long-term accounts receivable	431.910	460.963	-6.3%
Deferred tax liabilities	26.729	26.738	0.0%
	1.162.969	1.105.148	5.2%
CURRENT LIABILITIES			
Provisions	1.668	2.330	-28.4%
Other provisions	1.668	2.330	-28.4%
Financial debt	142.053	109.020	30.3%
Financial debt - loans	142.047	108.895	30.4%
Derived financial instruments	6	125	-95.2%
Commercial creditors + other accounts payable	3.402.694	2.724.720	24.9%
Commercial creditors	157.946	173.438	-8.9%
Liabilities for current taxes + other accounts payable to	52.708	64.006	-17.7%
Public Authorities			
Other current liabilities	3.192.040	2.487.276	28.3%
	3.546.415	2.836.070	25.0%
TOTAL NET ASSETS AND LIABILITIES	5.434.670	4.735.875	14.8%

Comments on significant variations of the consolidated balance sheet (September 2007 - 2006) not audited

Goodwill: There is no variation of the goodwill of September 2007 compared with that of September 2006.

Other intangible assets: This heading basically includes the cost of the rights to use facilities and land belonging to third parties, and I.T. applications.

Tangible fixed assets: This heading includes all the renewable energy production and exploitation facilities, mainly wind plants and mini-hydraulic production plants, that are in operation and under construction. The extreme increase is due to the growing investment activity of the Group with an increase of gross assets (without amortisations) generated since September 2006 to September 2007 of 1,215,391 thousands of euros, which results in a positive variation of 27% during this period.

This important investment effort is shown in the installed capacity of the Group, which has risen from 4,076 MW in September 2006 to 4,977 MW in September 2007, with an annual increase of 901 MW produced during this period (see section 8 of this Registration Document).

The assets acquired through financial leasing as of September 2006 as well as of September 2007 amounted to 31,498 thousands of euros.

Shares accounted for by the equity method: Both September 2006 and 2007 includes the value of the share in the capital of 8% of subsidiary company Sotavento Galicia, S.A.

Other long-term financial investments: The breakdown of this heading is as follows:

(In thousands of euros except percentages)	30th September 2007 (not audited)	30th September 2006 (not audited)	% Var
Advance payments for purchases of shares in other companies	10,660	25,794	-58.7%
Term deposits	31,251	3,872	-
Other Credits	11,069	17,415	-36.4%
Total	52,980	47,081	+12.5%

In September 2006 and 2007 advance payments were collected to purchase shares in other companies by agreements made by the Company with the gamesa Group, for the amounts of 25,794 and 10,660 thousands of euros, respectively, to purchase from that Group the shares of several companies owning future wind generation plants in Andalusia, Portugal, Greece and Italy. The 58.7% reduction from September 2006 to September 2007 is due to some of the wind generation plants having already been acquired at the end of September 2007. The amount of other loans granted to third

parties in September 2006 and September 2007 add up to 17,415 and 11,069 thousands of euros, respectively.

In September 2006 and 2007 a balance of 3,872 and 31,251 thousands of euros is included, respectively, for term deposits. In September 2007 these deposits are contributed to the consolidated one, mainly, from the USA subsidiary for the amout of 16,068 thousands of euros and 11,139 thousands of euros from a Spanish thermosolar subsidiary.

Deferred Tax Credit: this heading includes the tax credits arising from the elimination of the margins for intercompany transactions in the construction and sale of wind plants, and the tax credits for negative taxable income.

Commercial debtors and other current accounts receivable: The breakdown of this heading is as follows:

(In thousands of euros except percentages)	30th September 2007 (not audited)	30th September 2006 (not audited)	% Var.
Clients	77,490	84,773	-8.6%
Debtors	16,965	47,173	-64.0%
Linked companies			
- Iberdrola, S.A.	38	1,877	-98.0%
- Iberdrola Generación, S.A.		42,468	-100.0%
- Iberdrola Distribución, S.A.	38,159	29,891	+27.7%
- Gamesa Group	-	(1,750)	-100.0%
- Iberdrola Ingeniería y Construcción, S.A.U.	-	7	-100.0%
	132,652	204,439	-35.1%

Clients: This heading mainly contains the balances receivable from national and Greek electricity distributors.

Linked companies: The decrease in the debt with the parent company Iberdrola, S.A., is the result of the movement of the current financing account that the companies of the IBERDROLA RENOVABLES GROUP have with the parent company Iberdrola, S.A. (explained in section 10.1 and 20.1.1 of this Document). During 2006, Iberdrola Generación, S.A. (Unipersonal) has stopped carrying out the function of an agent of IBERDROLA RENOVABLES for the realisation of energy offers before the Electricity Market Operator ("OMEL") both for the special regime and the ordinary brokerage for the sale of energy under a special regime, due to which September 2007 does not include the balance of this company.

Other current financial investments: this heading basically includes the amount of advance payments and credits handed to linked entities and other third parties.

Current Public Authorities: The breakdown is as follows:

(in thousancs of euros except the percentages)	30 September 2007 (not audited)	30 September 2007 (not audited)	Var %
Income Tax, VAT debt	110.858	78,790	+40.7%
Income Tax, debt from different items	51,015	55,081	-7.4%
	161.873	133,871	+20.9%

Cash and other equivalent assets: details as follows:

(in thousancs of euros except the percentages)	30 September 2007 (not audited)	30 September 2007 (not audited)	Var %
Cash and liquid assets	51.737	21,937	+135.8%
Short term deposits	69.922	72,565	-3.6%
	121,659	94.502	+28.7%

The liquidity increase in September 2007 is mainly due to the increase in the international companies. The deposits originated from syndicated loan reserve funds obtained by the Group.

Deferred income: The breakdown in this section is as follows:

(in thousands of euros except the percentages)	30 September 2007 (not audited)	30 September 2007 (not audited)	Var %
Capital funding	47,262	45,181	+4.6%
Other income to distribute over various periods	73,861	63.404	+16.5%
	121,123	108,585	+11.5%

Funding for registered capital for September 2006 and 2007 are mainly provided by the Greek subgroup Rokas. The most significant additions from September 2006 to September 2007 under the heading "Other income to distribute over various periods" correspond to the income received from the agreement signed in previous years bythe affiliate company Iberdrola Energías Renovables de Castilla La Mancha, S.A. Unipersonal with different wind plants for the transfer of use of specific facilities connected to the electric system network, allowing a joint evacuation of the generated electricity.

Other provisions: In the 2005 accounting period the Greek subgroup Rokas gave a provision for the amount of 21,900 thousand euros for electricity, pursuant to Greek regulations. At the end of the 2006 period, this provision was reaffirmed, having provided remuneration for the amount of 19,362 thousand euros paying under the heading of Property, plant and equipment of the Consolidated Balance Sheet of 31 December 2006.

The Group maintains other provisions to face other responsibilities originating from other current litigation and from indemnizations, as well as from obligations and different types of guarantees.

20.6.2.2. Consolidated non-audited profit and loss account from 30 September 2006 to 30 September 2007.

(in thousands of euros except the percentages)	30 September 2007 (not audited)	30 September 2007 (not audited)	Var %
Net business amount	494,402	514,417	-3.9%
Income	494,402	514,417	-3.9%
Personnel expenses	(41,511)	(24,949)	+66.4%
Activated personnel expenses	6,142	6,094	+0.8%
Outside services	(107,273)	(86,477)	+24.0%
Other operations income	12,731	6,838	+86.2%
Net operative expense	(129,911)	(98,494)	+31.9%
Taxes	(6,604)	(5,531)	+19.4%
EBITDA	357,887	410,392	-12.8%
Depreciations and allowances	(157,317)	(137,568)	+14.4%
CONSOLIDATED OPERATIONS PROFIT	200,570	272,824	-26.5%
Company results by type of participation	(581)	(23)	+2406.0%
Income	9,033	25,417	-64.5%
Expenditure	(117,562)	(69,668)	+68.7%
Non-current asset disposal profit	0	0	--
Non-current asset disposal loss	0	0	--
CONSOLIDATED BEFORE TAX PROFIT	91,460	228,550	-60.0%
Corporate tax	(35,929)	(74,406)	-51.7%
CONSOLIDATED NET PROFIT FOR THE PERIOD	55,531	154,144	-64.0%
Minority shareholders	(6,792)	(10,120)	-32.9%
PROFIT ATTRIBUTED TO THE DOMINANT COMPANY	48,739	144,024	-66.2%

Comments on the significant variations of the consolidated non-audited profit and loss accounts (September 2007 – 2006)

Income: The business turnover for Grupo IBERDROLA RENOVABLES has decreased to 494,402 thousand euros, which means a decrease of 3.9% with respect to 30 September of the previous period. This reduction is a result of a decrease in wind energy income from 480.9 million euros in September 2006 to 3 million euros in September 2007. Likewise, there was a decrease in minhydraulic income from 33.4 million euros in September 2006 to 25 million euros in the same period.

Personnel expenses: The change is due to the increase in the average staff of the Group, which has increased from 686 employees in September 2006 to 845 in September 2007, which is a result of the increase in the investment process in the renewable facilities and international expansion.

Given that a significant part of the facilities has been developed with in-house personnel, the activation of its cost has increased more than any other value during the construction phase.

Exterior services: this section is broken down as follows:

(in thousands of euros except the percentages)	30 September 2007 (not audited)	30 September 2007 (not audited)	Var %
Operations and maintenance	43,392	35,786	21.25%
Fees	10,139	10,641	-4.7%
Insurance	5,992	5,280	13.48%
Promotion costs	15,468	10,457	47.92%
Other expenses	32,282	24,314	32.77%
	107,273	86,477	24.05%

The increase in the main direct operation expenses for the facilities (operation and maintenance, fees and insurance) reflects the increase in Spain of greater operations and maintenance costs and greater volume in wind facilities, the latter of which is added because the warranty periods are almost over.

Other operations income: The increase of 86.2% is mainly due to the income obtained by transfer of use of national installation and due to net income from other activities not directly related to renewable energies, such as the construction of metal structures by the Greek affiliate Rokas (in the 2005 accounting period this was globally consolidated after the last quarter of the 2006 accounting period and is completely included therein) and the marketing of the affiliate Community Energy Inc. (acquired in the 2006 accounting period) green certificates.

Taxes: The increase is due to the greater number of facilities that must pay direct taxes and local fees.

Depreciations and allowances: the positive change reflects the operations assets during the period.

Income: the most significant negative change occurred in the 2007 accounting period, due to a decrease of 16,384 thousand euros (-64.5%) due to payments related to non-coverage.

Expenditure: increase 68.7% mainly due to an increase in debt for financing the increase in the Company facility capacity.

20.6.2.3. Statement of consolidated cash flow on 30 September 2006 and 2007, using NIIF criteria.

The following table summarises the status of cash flow for the nine month periods ending on 30 September 2006 and 2007:

(in thousands of euros except the percentages)	30 September 2007 (not audited)	30 September 2007 (not audited)	Var %
Cash flow by operations activity (I)			
Period income	55,531	154,144	-63.97%
Adjustments by			0.00%
Depreciation	160,250	141,063	13.60%
Net income from associate participation	581	23	2426.09%
Applied funding	(2,933)	(3,495)	-16.08%
Income and expenses	108,529	44,251	145.26%
Adjusted income for the period	321,958	335,986	-4.18%
Variation in assets			
Variation in business and other receivables	(31,765)	26,762	-218.69%
Variation in commercial creditors and other payable accounts	731,264	71,636	920.81%
Current assets from method variations			
and/or scope of consolidation	(268,155)	(114,147)	134.92%
Variation in receivables and other payable non-current accounts	(28,616)	16,384	-274.66%
Paid income tax	(26,723)	(13,764)	94.15%
Received interest	8,949	25,705	-65.19%
Cash flow by investment activity (II)	706,912	348,562	98.78%
Intangible assets acquisitions	(2,480)	(6,919)	-64.16%
Tangible assets acquisitions	(609,022)	(375,656)	62.12%
Acquisitions of other non-current assets	(11,092)	(26,855)	-58.70%
Current assets variation for financial assets	(9,563)	1,492	-740.95%
Collection for non-financial assets alienation	1,646	644	155.59%
Collection for financial assets alteration	14,319	-	
Cash-Flow for financing activities (III)	(616,192)	(407,294)	51.29%
Collection of subsidies and others	6,550	22,175	-70.46%
Provision Payments	(530)	(1,700)	-68.82%
Current assets variation for financial debt	28,975	(26,248)	-210.39%
Cash entries for long term debts	83,724	199,715	-58.08%
Fully-paid interest including capitalised interest	(113,420)	(66,145)	71.47%
Dividends Payments	(97,148)	(35,913)	170.51%
	(91,849)	91,884	-199.96%
Net cash increase and equivalent to cash (I+II+III)	(1,129)	33,152	84%
Cash and equivalents to cash at the beginning of the term	122,788	61,350	100%
Cash and equivalents to cash at the end of the term	121,659	94,502	29%

10.01.1. What follows is a narrative description of the state and variations in cash flows shown in the above table as of 30 September 2006 and 30 September 2007:

10.01.2. Net cash flows from operations

Financing received by Iberdrola, S.A. is recorded as short-term debt on the company balance sheet and any variation in financing given by Iberdrola, S.A. affects cash flows from operational activities of the company. Without taking into account the variation in working capital, short-term financing received from Iberdrola or the effects of changes in either the method or perimeter of consolidation, cash flows from operations would be as follows:

(In thousands of euros)	30 September 2007 (unaudited)	30 September 2006 (unaudited)
Cash flows from operations	706,912	348,562
Short-term financing from Iberdrola, S.A.	(616,654)	(100,775)
Effect on working capital owing to changes in either the method or perimeter of consolidation	268,155	114,147
Adjusted cash flow from operations:	358,413	361,934
Variation in commercial payables and other payable accounts, excluding short-term financing from Iberdrola	114,610	(29,139)

As of 30 September 2007, the company had generated cash flows of 706.9 million euros from its operations, compared to 348.6 million euros generated as of 30 September 2006, which is a decrease of 358.3 million euros, that is, a decrease of 102.8%.

If we exclude the effect of short-term financing from the parent company Iberdrola, S.A. and the effect on working capital owing to variations in either the method or the perimeter of consolidation, the cash flow from operations was 358.4 million euros as of 30 September 2007, compared to 361.9 million euros as of 30 September 2006. This decrease is due mainly to the following:

An increase of 114.6 milion euros in flows from commercal creditors, excluding the financing from Iberdrola as of 30 September 2007, compared with a negative flow of 29.1 million euros as of 30 September 2006, owing to an increase in debts with suppliers of proprietary equipment, machinery and tools.

A decrease in the adjusted earnings from operations from 322.0 million euros in the period of nine months ending on 30 September 2007 to 336.0 million euros in the nine-month period ending on 30 September 2006;

A decrease of 31.8 million euros resulting from a variation in commercial receivables in the period ending on 30 September 2007, compared to a positive flow of 26.8 million euros in the period ending on 30 September 2006 as a result of the reduction of receivables due to the lower business volume in 2007; and

A reduction of 28.6 million Euros from the variation in non-current creditors and other accounts receivable in the period of September 30, 2007, compared to the positive flow

of 16.4 million Euros in the period of September 30, 2006, due to a reduction in the net balances of liabilities for non-current taxes.

The breakdown of the Variation in trade creditors and other accounts payable heading, showing the variation in the short-term financing of the holding company Iberdrola, S.A., is as follows:

(In thousands of Euros) Variation in trade creditors and other accounts payable	September 30 2007 (unaudited)	September 30 2006 (unaudited)
External creditors	114,610	(29,139)
Short-term financial debt with Iberdrola, S.A.	616,654	100,775
Total	731,264	71,636

Net cash flow by investment activities

Period ending at September 30, 2007

At September 30, 2007, the Company has spent 616.2 million Euros on investment activities, including: (i) 609.0 million Euros for the acquisition of material fixed assets, that is to say, machinery and installations, related to the construction and installation of wind farms in Spain, the United States of America and the rest of the world, and also related to the construction and installation of mini-hydraulic plants in Spain; (ii) 11.1 million Euros in non-current financial assets, fundamentally due to an increase in term and short-term deposits; (iii) 2.5 million Euros in the acquisition of intangible assets, fundamentally rights of use of electrical installations and technical software; and 14.3 million Euros for a reduction in the advance payments made for the acquisition of companies and assets.

Period ending at September 30, 2006

At September 30, 2006 the Company had spent 407.3 million Euros on investment activities, including: (i) 375.6 million Euros for the acquisition of material fixed assets, that is to say, machinery and installations related to the construction and installation of wind farms in Spain and the rest of the world, and also related to the construction and installation of mini-hydraulic plants in Spain; (ii) 26.8 million Euros in current and non-current financial assets, fundamentally due to the increase in term and short-term deposits; and (iii) 7.0 million Euros in the acquisition of intangible assets, fundamentally rights of use of electrical lines and sub-stations.

Net cash flows by financing activities

In addition to eternal financing, this section includes the cash flows for long term financing activities amongst Group companies, particularly the financing from the sole member of Iberdrola Renovables, Iberdrola, S.A., which amounts to 377.1 million Euros at September 30, 2007.

Period ending 30 september 2007

As of 30 september 2007 the Company has used cash flows for financing activities in the amount of 91.8 million euros. During the period some cash flows have been produced due to (i) new loans obtained from financial entities in the amount of 83.7 million euros for the construction of electric energy generation plants (ii) positive variation of the current financial debts (iii) flows from payments of subsidies received principal from the Greek subsidiary Alogarachi, S.A. Said positive flows have been offset by some outflows of 113.4 million euros for the payment of interests and an outflow of 97.1 million euros for the payment of dividends to Iberdrola, S.A.

Period ending 30 September 2006

As of 30 september 2006 the Company has produced cash flowsfor financing activities in the amount of 91.9 million euros, due principally to (i) 199.7 million euros from new bank loans obtained for the construction of electrical energy generation plans (ii) an item of deferred revenue of 22.2 million euros from payments made by various promoters of wind farms by virue of the agreements reached in previous years between the subsidiary Iberdrola Revnovables de Castilla-La Mancha S.A.U. and said wind promoters for the construction and use of electrical lines. Said positive flows have been offset by outflows of 26.2 million euros for debt payments, an outflow of 66.1 million euros for interest payments on the debt and an outflow of 36.0 million euros for the payment of dividends to Iberdrola, S.A.

20.6.2.3. Variations in Net Equito as of 30 september 2006 and 2007 under the IRFI criteria.

The variations in Net Patrimony as of 30 september 2006 and 2007 under the IRFI are set forth below:

	Thousands of euros										
				Other Reserves							
	Subscribed share capital	Issuance Premiums	Reserve for the revaluation of assets and liabities not realized	Reserves in consolidated companies by global or proportional integration	Reserves in companies put in equivalence	Legal Reserves	Voluntary reserves	Conversión differences	Net Results of the period	Minority Interests	Total
Balance as of January 1, 2006	164,600	101,979	(8,643)	64,879	55	9,993	78,475	2,159	144,325	66,539	624,361
Distribution of the results of the 2005 fiscal year. Dividends paid (2.18 euros per share)	-	-	-	34,773	36	4,046	69,557	-	(144,325)	-	(35,913)
Revenue and expenses assigned directly to net reserves for their fiscal effect	-	-	7,644	-	-	-	-	-	-	-	7,644
Conversión differences	-	-	-	-	-	-	-	(740)	-	-	(740)
Results of the period attributable to the parent company.	-	-	-	-	-	-	-	-	144,024	-	144,024
Results of the period attributable to external partners	-	-	-	-	-	-	-	-	-	10,120	10,120
Changes in the consolidation method and miscellaneous	-	-	-	-	-	-	-	-	-	(6,387)	(6,387)
Balance as of 30 September 2006	164,600	101,979	(999)	99,652	91	14,039	148,032	1,419	144,024	70,272	743.109
Balance as of 1 January 2007	164,600	101,979	770	61,724	91	14,039	185,915	85	189,688	75,766	794,657
Distribution of the results of the 2006 fiscal year. Dividends paid (5.90 euros per share)	-	-	-	48,470	1	10,794	33,275	-	(189,688)	-	(97,148)
Revenue and expenses assigned directly to net reserves for its fiscal effect	-	-	2,314	-	-	-	-	-	-	-	2,314
Conversion Differences	-	-	-	-	-	-	-	3,645	-	-	3,645
Results of the period attributable to the parent company	-	-	-	-	-	-	-	-	48,739	-	48,739
	-	-	-	-	-	-	-	-	-	6,792	6,792

Results of the period attributable to external partners											
Changes in the consolidation method and others	-	-	-	-	-	-	(28,125)	-	-	(5,588)	(33,713)
Balance as of 30 September 2007	164,600	101,979	3,084	110,194	92	24,833	191,065	3,730	48,739	76,970	725,286

Comments on significant variation of the consolidated state of changes in net equito (September 2007-September 2006)

Reserve for the revaluation of unrealized assets and liabilities. The movement produced in this reserve adheres to the valuations of the derivatives designated as coverage of cash flows..

As a consequence of the acquisition of an additional percentage in the dependent company C. Rokas S.A. during the first quarter of 2007 the Group has decided to register the difference between the amount paid for the purchase of that percentage of participation and the amount of minority interests as a transaction between shares, reducing said amount of Other reserves by an amount of 27,473 thousand euros.

20.7 Dividend policy

20.7.1 Amount of dividends per share for each fiscal year for the period covered by the historical financial information, adjusted to maintain comparability if the number of shares of the issuer has changed

The Company proposes to pay, as from the year beginning 1 January 2008, a dividend of between 20% and 25% of consolidated net profit attributable to the parent company in each year. Fulfilment of this aim is subject to periodic reviews of policy based on the progress of IBERDROLA RENOVABLES group's business, its growth strategy and the associated financing needs. In any event, the payment of dividends is subject to the approval of the specific dividend resolutions by the Board of Directors and the Company's shareholders at the Shareholders Meeting.

20.8 Legal and arbitration proceedings

There are and have been, over the 12 months preceding the publication date of this Prospectus, no governmental, legal, judicial or arbitral proceedings (including those in progress or pending resolution and those known to the Issuer that affect IBERDROLA RENOVABLES or the companies in the IBERDROLA RENOVABLES Group) that in the recent past have had or may have significant effects on the Company, its business and/or the financial status or return of the IBERDROLA RENOVABLES Group.

Without prejudice to the foregoing, some of the companies in which IBERDROLA RENOVABLES has interests are involved in certain judicial and extrajudicial disputes within the ordinary course of their businesses, which may include any disputes with suppliers, customers, administrative authorities including the tax authorities, individuals, environmental activists or employees. Among them the most significant are as briefly described in the following section:

The financial amount of all ongoing proceedings for specific value known by the Company amounts approximately to 592.6 million euros, of which approximately 490.75 million euros would be covered by the indemnity contract signed by Iberdrola, S.A. and IBERDROLA RENOVABLES, as described in section IV.19.4 of this Prospectus. However, a majority of the lawsuits involving the Company are for an

undetermined amount. Therefore, the above figure is not indicative of the theoretical maximum risk exposure associated to lawsuits involving the Company if the judgments rendered in all of them find against the Company.

- Proceedings concerning regulatory and tax matters

1. On 15 November 2004 the Regional Customs and Excise Tax Auditors of Castilla-La Mancha issued an audit report on Energías Eólicas Europeas, S.A. (currently named Iberdrola Energías Renovables de Castilla-La Mancha, S.A. Unipersonal) regarding the Electricity Excise Tax for the 2000 to 2003 periods, imposing a tax on all production of the wind farms for the term they did not have a Business and Establishment Number (Código de Actividad y Establecimiento - CAE). The audit result was 10,282,048.95 euros of tax and 1,589,045.59 euros of default interest, with no sanction being imposed for the conduct of the taxpayer. During the period of time to which the inspection refers (until 11 March 2003) the Company was owner of 66.7% of the shares representing the capital of Iberdrola Energías Renovables de Castilla-La Manca, S.A. Unipersonal, corresponding to 66.7% of the risk of tax procedures.

   The resolution of the Head of the Regional Customs and Excise Tax Office of Castilla-La Mancha dated 29 December 2004, notified on 5 January 2005, confirmed the proposed imposition of the tax. Thereafter an economic and administrative claim in a single instance was filed before the Central Administrative Economic Court, which was rejected by resolution of that court of 28 June 2006. On 25 September 2006 an appeal was filed with the National Audience, and on 27 September 2006 in separate proceedings suspension of the administrative act was requested.

   On 11 December 2006 the National Audience ordered suspension of the effect of the challenged act. Currently the appeal filed with the National Audience is pending resolution. If it is rejected, it would be appropriate to file an appeal for nullity with the Supreme Court.

   The tax amount increases 10,282,049 euros and the default interest accrued to date, approximately 3,000,000 euros, to the extent of the 66.7% that would have to be assumed as an expense of IBERDROLA RENOVABLES if the appeal were lost, are provisioned for accounting purposes within Iberdrola, S.A. Also, 8,109,000 euros have been reserved by Iberdrola Energías Renovables de Castilla La Mancha S.A. Unipersona to cover its tax risk.

2. In February 2002 the California Public Utilities Commission ("CPUC") in the United States of America and the California Energy Oversight Board ("CEOB") filed an action before the FERC against PPM regarding the agreement signed by PPM and the California Department of Water Resources ("CDWR") alleging that tariffs charged under these contracts were unjust and unreasonable. CPUC and CEOB filed similar actions against other persons that were parties to long-term agreements with CDWR. FERC rejected the claim against PPM on 23 July 2002 and issued similar denials of the rest of the actions.

   CPUC and CEOB appealed these rulings to the United States Court of Appeals for the Ninth Circuit (the "Court"). In December 2006 the Court remanded the case to

the FERC for further proceedings. The FERC has not as yet made any further ruling. Regarding PPM the Court held that the FERC should not have rejected the action against PPM without having first considered whether the energy market continued to be dysfunctional after the FERC established maximum prices for energy in the markets in the western United States.

PPM and other electricity sellers, all of which are also concerned in the proceedings, filed for *certiorari* (a Latin term used to refer to review by a higher court of a judgment issued by a lower court) before the United States (Supreme Court), in order for the Supreme Court to establish whether the FERC was correct in rejecting the claims submitted by CPUC and CEOB and the application of the Mobile Sierra case to the effect that the prices in the agreements may only be revised by the FERC if there is a violation of the public interest.

If the FERC were to rule that the tariffs collected are unjust and unreasonable, the FERC has authority to order reimbursement of the amounts received by PPM. On 25 September 2007 the FERC granted the certiorari sought in two suits similar to that in which PPM is involved.

The Company estimates that it is not possible to quantify at this time the risk arising from the action filed by CPUC and CEOB since up to this time the FERC has not decided whether the disputed price is adjusted or not to the stand of "just and reasonable that this institution considers when determining prices and in the case of an unfavourable resolution, it is impossible to estimate at this time what will be the price that FERC will determine as "just and reasonable" and therefore what will be the amount for the Company to return to the CDWR.

3. In February 2007, the US Internal Revenue Service ("IRS") completed its review of the corporate income tax returns filed by NA General Partnership ("NAGP") - the previous owner of the shares of ScottishPower Holdings, Inc ("SPHI")- and its subsidiaries for the years 2001-2003, disallowing the deductions made for interest payments on inter-company loans within the group used to finance the acquisition of PacifiCorp by Scottish Power plc (now Scottish Power Limited) in 1999.

The federal tax associated with the deductions deemed improper by the IRS amounts to 326.1 million dollars. Up to the present time, no fines or sanctions related to this matter have been imposed.

On 2 March 2007, SPHI appealed to the IRS appeals division and a hearing regarding the matter was opened. Proceedings are expected to last for at least a year. Although SPHI considers that the IRS's view will not prevail, on 2 March 2007, SPHI made a deposit of 225,000,000 dollars. Likewise the provision made to cover the tax risk increases to 507 million dollars. Iberdrola, S.A. has undertaken to indemnify the Company for possible contingencies arising from this litigation by virtue of an indemnity contract described in section IV.19.4 of this Leaflet.

- Proceedings related to the Company's facilities

1. On 19 May 2005, PPM Energy Inc (an affiliate of IBERDROLA RENOVABLES) and its subsidiary Shiloh I Wind Project, LLC ("Shiloh")

acquired property rights for land of enXco, Inc. ("enXco") for construction of the Shiloh I wind project in the USA. The sale agreement implementing the acquisition included an explicit statement by enXco that there was a subeasement on the property.

In June 2006, Green Ridge Power LLC, a subsidiary of Florida Power & Light Company ("FPCL") and holder of the master easement sent enXco a letter alleging that the easement granted by enXco in favour of PPM and Shiloh was invalid and ordering the enXco withdraw the wind facilities and the PPM collection system (a system of pipes and other installations) from the land. In the event of these claims by FPCL being upheld, the company would be obliged to move the turbines and pipes from its Shiloh I Wind project with a rated capacity of 108 MW, to a new site where it would not be able to produce that output and would also incur considerable removal costs.

FPCL and enXco have entered negotiations, while Green Ridge Power LLC has filed no claim. In any event, PPM has presented a claim for indemnification against enXco, has taken out a 231 millin euros insurance policy and has given notice of these circumstances to its insurance company.

2. In July 2006, Ice Brothers, Inc. and Southwest Royalties, Inc. filed a claim before the Pecas county court (Texas, USA) against the indirect subsidiaries of IBERDROLA RENOVABLES, Enstor Operating Company, Enstor Waha Storage and Transportation, L.P. and Enstor, Inc. (together "Enstor Waha"). The claim accused Enstor Waha of negligence, invasion of property, causing damage and illegal appropriation of property, on the grounds that the activities of Enstor Waha's natural gas storage facilities were interfering with the output of local natural gas wells. In this case, the plaintiffs are seeking precautionary measures and an undetermined amount of compensation.

In a separate but related case, on 13 September 2006, Ice Brothers, Inc., Durango Resources Corporation y Pitts Energy Corporation filed a claim in similar terms to that above, with the Texas Railroad Commission, regarding the brine injection process sued by Enstor Waha to develop gas storage caves in the Waha project. In this case, the plaintiffs have asked the Texas Railroad Commission to revoke Enstor Waha's license to carry out brine injections.

Also, in June 2007, Durango Resources Corporation filed a complaint against Enstor Waha and PPM before a Texas court (in Reeves county) for negligence, invasion of property, causing damage, and illegal appropriation of property on similar grounds to those alleged by Ice Brothers, Inc and Southwest Royalties, Inc. In this case, the plaintiffs are seeking undetermined compensation.

The case brought by Ice Brothers, Inc. and Southwest Royalties, Inc. was voluntarily suspended pending field studies which are now under way, negotiations and the result of the Texas Railroad Commission case. Notwithstanding the above, on 10 October 2007, the plaintiffs in this case submitted an extension of their initial claim, adding, as grounds for their action, negligence per se (i.e. consideration of an act as illegal because it violates a public standard) and fraud through constructive trust. This is a form of fraud that arises when a person illegally takes possession of a good, in which case he is deemed to

be the trustee of this good on behalf of the rightful owner. As a result, based on the scope of their claims, the plaintiffs are seeking 54 million US dollars in compensation and extending their claim to include PPM as well as Waha.

The case launched by Durango Resources Corporation has not been suspended but at the date of this Prospectus little action has been taken as the parties await the outcome of negotiations and the Texas Railroad Commission case.

The amount provisioned to cover the risk arising from this case is three million dollars.

3. On 17 July 2006, Sinergia Andaluza, S.L. appealed to the High Court of Andalusia, against administrative resolutions authorizing and approving the wind farm projects "Dólar Uno", "EME Dólar Tres", "EME Ferreira" and "EME Hueneja" (owned by Iberdrola Energías Renovables de Andalucía, S.A. Unipersonal). They allege that installed capacity exceeds the permitted maximum, with the wind farm owners called as co-defendants in response to an order issued by the Council for Innovation, Science and Business of the Junta of Andalusia.

   The capacity at issue is 198 MW which represents the combined capacity of each of the wind farms concerned, in accordance with the data filed for each wind farm in the Register of Generating Facilities Belonging to the Special System, kept by the Minister of Industry, Tourism and Commerce.

4. In Greece, a number of plaintiffs (including landowners' associations) have challenged the installation and construction permits granted for a 44.2 MW wind farm in the municipalities of Akarifnia and Opountii owned by Rokas Aeoliki Komito, S.A. (a company 98.96% owned by C. Rokas, S.A.). As a result of the complaint, in March 2006 the Greek Higher Administrative Court suspended construction work on this wind farm as a precautionary measure.

   If the court finally rules against Rokas, the wind farm concerned could not be built under the currently granted permits. To mitigate this risk the company has begun procedures to obtain new licenses.

- Other proceedings

Currently SPHI has a dispute with MidAmerican Energy Holdings Company ("MidAmerican"), the company that acquired PacifiCorp from Scottish Power, Plc (now, Scottish Power Limited) in 2006. Various differences related to tax indemnifications have arisen under the purchase and sale agreement with PacifiCorp. The differences relate, inter alia, to calculation of deferred income, carryforwards of tax losses and the sharing of tax refunds. Notwithstanding the foregoing, no formal actions have been filed against SPHI, nor is it possible to determine either whether MidAmerica will eventually sue or for what amount. Iberdrola, S.A. has undertaken to compensate the company from the liabilities arising from this claim under indemnity contract described in section IV.19.4 of this Prospectus.

None of the actions described in Section 20.8 have been provisioned by IBERDROLA RENOVABLES except where explicitly stated otherwise.

20.9 Significant change in the issuer's financial or trading position

Since the closing date of the last audited fiscal year there has been no significant change in the financial or trading position of IBERDROLA RENOVABLES. Nor have there been other significant events in the life of the Company, except as described above or referenced in this Prospectus.

21. ADDITIONAL INFORMATION

21.1 Capital

21.1.1 Amount of issued capital, for each class of capital:

The nominal amount of the Company's capital issued as of the date of this Prospectus amounts to one thousand six hundred and eighty-nine million, six hundred and twenty-five thouand, nine hundred and sixty (1,689,625,960) euros, represented by three thousand three hundred and sixty-nine million, two hundred and fifty-one thousand, nine hundred and twenty (3,379,251,920) shares of fifty cents (0.50) of a euro par value each, consecutively numbered from one (1) to three thousand three hundred and seventy-nine million, two hunred and fifty-one thousand, nine hundred and twenty (3,379,251,920) both inclusive, all of a single class and series, fully subscribed and paid in, represented by book entries.

a) number of authorised shares

As provided in sections III.4.6 and III.5.1 of the Share Securities Note, on 5 November 2007, the sole shareholder of IBERDROLA RENOVABLES, as a complementary matter necessary in the context of the application for admission to trading of the Company's shares, decided to undertake a Public Offer for Subscription of shares of the Company, to be carried out prior to admission of the Company's shares to trading on the stock exchanges, authorising the Board of Directors of the company as per article 153.1.a) of the Corporations Act, to decide on the date for increasing the Company's share capital and the other measures contained therein.

In this regard, and by virtue of that authorisation, the Company's Board of Directors at its meeting held last 14 November 2007, decided to authorise various different persons to carry out said increase in the share capital.

Without prejudice to those resolutions, the sole shareholder, by decision adopted on 5 November 2007 also resolved to delegate to the Company's Board of Directors the authority, within the limits and subject to the requirements established in the Corporations Act, to increase share capital a single time in full or in several partial steps, at any time, within a term of five years after the date of adoption of that resolution, the maximum nominal amount by which the share capital could be increased under this delegation being one half of the share capital of the Company on the date of the resolution, that is one thousand six hundred and eighty-nine million, six hundred and twenty-fie thousand nine hundred and sixty (1,689,625,960) euros.

b) number of shares issued and fully paid in, and number of shares issued but not fully paid in

All of the issued shares are fully subscribed and paid in.

c) par value per share, or indication that the shares have no par value

All shares into which the capital of the Company is divided have a par value of fifty cents (0.50) of a euro each.

21.1.2 If there are shares not representing capital, state the number and main characteristics of such shares

There are no shares not representing capital of the Company.

21.1.3 The number, book value and face value of shares in the issuer held by or on behalf of the issuer itself or by subsidiaries of the issuer

At the date of this Prospectus, the Company does not hold treasury shares, either directly or through subsidiary companies.

21.1.4 Amount of all convertible securities, exchangeable securities or securities subject to warrants, indicating the conditions and procedures governing conversion, exchange or subscription

At the date of this Prospectus, the Company has not issued and there are no securities exchangeable for or convertible into shares or warrants.

21.1.5 Information about and terms of any acquisition rights and or obligations over authorised but unissued capital or an undertaking to increase the capital

Accept for the terms of section 21.1.1 of the Registration Document and the sections III.5.1 and III.5.2.5 of the Note on the Shares of this Prospectus with respect to the Public Offering, as at the date of this Prospectos there are no acquisition rights or obligations regarding the authorised but not issued share capital or regarding the decision to increase said share capital.

21.1.6 Information on any share capital of any company belonging to the Group that is under option or on which any conditional or unconditional agreement has been reached to submit it to an option and details of any such option, including the persons in whose favour such options exist.

At the date of this Prospectus, no member of the group has capital which is under option or agreed conditionally or unconditionally to be put under option, except as indicated below:

By virtue of the provisions of the cooperation agreement for La Rioja, executed on September 2005 among IBERDROLA RENOVABLES and the minority shareholders of Iberdrola Energías Renovables de La Rioja, S.A. ("Iberioja", a subsidiary of IBERDROLA RENOVABLES), the Company has, on the conditions contemplated in the agreement, granted an option to those minority shareholders to sell their shares in Iberioja, representing 36.45% of the total share capital of Iberioja.

In this regard, the Company has assumed a firm and irrevocable commitment to acquire or cause a third party to acquire all of the shares of Iberioja owned by the minority shareholders if they exercise the sale option before 31 December 2015. The sale option will be exercised by purchase and sale with cash payment or, at

the choice of the minority shareholders and one year from the time at which the sales are listed for trading on the stockmarkets, in shares of IBERDROLA RENOVABLES. The value of the shares of Iberioja will be agreed by the parties or, in the absence of agreement, will be set by a commercial bank of international reputation appointed by mutual agreement (or, in the absence thereof, by the senior member of the Madrid Bar Association), from among those suggested by each party. Also, in the event of an exchange, the shares of IBERDROLA RENOVABLES will be valued at the average weighted trading price in the three calendar months prior to notification by the minority shareholders of their choice to be paid in shares. At the date of preparation of this Prospectus, the sale option described above had not been exercized.

- In accordance with the provisions of the strategic agreement signed between Rokas and Dy & Sons Aeoliki Ltd. ("DS") on 6 April 2006, DS is entitled to acquire an interest not less than 5% or greater than 25% in the Rokas subsidiary for Cyprus, Rokas Aeoliki Cyprus Ltd, a company which has a project portfolio of approximately 150 MW, of which 80 MW already have generating permits, though are not yet operational. For the remaining 70 MW application for generating permits have been made. This right may be exercised by DS until the first of the following dates: (i) three years after signature of the strategic agreement and (ii) when Rokas Aeoliki Cyprus Ltd., has approved its first investment consisting of construction of a wind farm in Cyprus. As regards the price or exercise of the right to acquire the interest, the price will be set at the par value of the shares acquired. As of the date of preparation of this prospectus, the acquisition right described in this section had not been exercised.

- PPM (a company indirectly wholly-owned by IBERDROLA RENOVABLES) acquired all the shares in Deerfield Wind, L.L.C. previously owned by enXco, Inc, which, as consideration for the above, was paid an initial price for the sale. In addition, enXco, Inc, is entitled to receive a further sum when the competent authorities issue a Special Use Permit for the construction of a renewable energy project.

  If, at 31 July 2008, this additional payment has not been made, enXco, Inc. can exercise a call option on the shares of Deerfield Wind, L.L.C. acquired by PPM. the term for exercise of this option runs form 31 July 2008 to 30 September 2008. The option had not been exercised as of the date of preparation of this Prospectus. The exercise price would be 250,000 US dollars plus the amount of certain expenses met by PPM. At the time of preparation of this Prospectus, these expenses amounted to 1.2 million US dollars and could increase -thereby having an impact on the exercise price- until the day the option is exercised.

- On 9 July 1999, Energías Eólicas de Cuenca, S.A. and its shareholders - which included Energías Eólicas Manchegas, S.A. and Energías Eólicas Europeas, S.A. (now Iberdrola Energías Renovables de Castilla - La Mancha, S.A. Unipersonal)- made an agreement regardign their investment in Energías Eólicas de Cuenca, S.A.

  Subsequently, on 29 March 2000, Energías Eólicas Manchegas, S.A. and Energías Eólicas Europeas, S.A. (now Iberdrola Energías Renovables de Castilla-La Mancha, S.A. Unipersonal) signed an additional agreement that, among other

matters, regulated the right of each to compel the other to buy or sell their stake in the share capital of Energías Eólicas de Cuenca, S.A., a company which has 132 MW, of which 38 MW are operating, 50 MW are under construction and 44 MW under development.

If one of the parties wishes to exercise this right, it must made the other an offer to buy out its shares, indicating the price and other terms of the offer. The counterparty can then either: (i) sell the shares at the price and terms offered or (ii) oblige the bidder to sell all their shares in Energías Eólicas de Cuenca, S.A. at the same price per share as in their own offer. At the date of preparation of this Prospectus, neither Energías Eólicas Manchegas, S.A. nor Energías Eólicas Europeas, S.A. (now, Iberdrola Energías Renovables de Castilla - La Mancha, S.A. Unipersonal) had exercised the rights described in this paragraph.

- The agreement of 30 March 2007, signed between the Company and Api Holding S.p.A., for the purpose of developing a strategic alliance in Italy, contemplated that the investment of both companies would be channelled through Societa Energie Rinnovabili S.p.A., of which IBERDROLA RENOVABLES owns 49.9% through Iberdrola Energie Rinnovabili S.p.A.

  In implementing this agreement, the parties agreed that, under certain circumstances -including (i) any transaction or event by which IBERDROLA RENOVABLES or Api Holding S.p.A. (which owns the other 50.1% of Societa Energie Rinnovabili S.p.A.) should lose control of Iberdrola Energie Rinnovabili S.p.A. or Api Nova Energia S.p.A. (subsidiary of Api Holding S.p.A.), respectively, (ii) a change of control of IBERDROLA RENOVABLES or Api Holding S.p.A. where the new controlling company was a competitor of the other party or (iii) a paralysation of the management body of Societa Energie Rinnovabili S.p.A. or any of its subsidiaries due to the actions of one or other of the parties- the other party would have the right to acquire from the counterparty's shares in Societa Energie Rinnovabili S.p.A. (and also in any of its subsidiaries).

  The price at which this right could be exercised would be equivalent to the 50% of the fair price of Societa Energie Rinnovabili S.p.A.'s shares plus the nominal value of any loans made to the company by the shareholder obliged to sell their shares. In the event of disagreement between the parties as to the fair value of Societá Energie Rinnovabili S.p.A.'s shares, the value will be assessed by an independent appraiser.

  The agreement remains in force for 20 years from 23 October 2007. At the date of preparation of this Prospectus, none of the circumstances that would allow either of the parties to exercise the rights described in this section has occurred.

  Societa Enegie Rinnovabili S.p.A. and Societa Enegie Rinnovabili 1 S.p.A., both participated in by the Company at 49.9% through Iberdrola Energie Rinnovabili S.p.A., are owners of 21.15 MW and 130.05 MR under development and 112.85 MW and 84.20 MW in construction.

In accordance with the provisions of the agreement of shareholders of Coldham Windfarm Limited ("Coldham") dated 29 September 2004, signed by Coldham, Co-operative Group Limited ("CWS") and ScottishPower UK Holdings Limited, the latter

has given CWS an option to sell shares of Coldham owned by CWS. The option may be exercised by CWS at any time once three years have passed after signature of the shareholders agreement, that is, starting 29 September 2007. The transfer of the Coldham shares subject to the option will be at market value, this being as agreed by the parties. In the absence of agreement, it will be the price determined by the independent expert appointed by mutual agreement or, if applicable, the price specified by the chairman of the Institute of Chartered Accountants in England and Wales.

As a result of the transfer of Coldham shares by ScottishPower UK Holdings Limited to ScottishPower Renewable Energy Limited, a company incorporated within the scope of consolidation of IBERDROLA RENOVABLES as part of the Restructuring Operation, ScottishPower Renewable Energy Limited became party to the abovementioned shareholders' agreement, taking over Scottish Power UK Holdings Limited's part in the terms of the agreement and hence in the sale option described above. At the date of preparation of this Prospectus, the sale option described in this section had not been exercised.

Furthermore, the foregoing is without prejudice to what is stated in section 21.1.1 of the Registration Document and in sections 5.1 and 5.2.5 of the Share Securities Note in this Prospectus regarding the green shoe option.

21.1.7 A history of share capital, highlighting information about any changes, for the period covered by the historical financial information

The history of capital over the period covered by the historical financial information is as follows:

Date	Amount (€)	Premium (€)	Owners
3 October 2007	1,335,399,560	3,443,.995,465.24	Iberdrola, S.A.
5 November 2007	189,625,960	489,045,348.92	Iberdrola, S.A.

Prior to 3 October 2007, the share capital of the company amounted to 164,600,440 euros.

Subsequently a capital increase was undertaken on 5 November 2007. The sole shareholder of the company agreed to reduce the par value of the shares from ten (10) euros to 50 cents (0.50) of a euro by means of splitting each of the one hunred and sixty-eight million, nine hundred and sixty-two thousand, five hunred and ninety-six (168,962,596) shares outstanding of the share capital in three thousand three hundred and seventy-nine million, two hundred and fifty-one thousand, nine hundred and twenty (3,379,251,920) new shares in aprofportion of twenty (20) new shares for each old share, thus not changing the amount of the share capital of the company.

In addition, as has been stated in section 21.1.1.a) of this Registration Document, the sole shareholder of the Company,IBERDROLA RENOVABLES decided on 14 November 2007 to to increase the share capital of the Company by the amount of four hundred and twenty-two million four hundred and six thousand four hunred and ninety

(422,406,490) euros, by issuing and placing into circulation eight hundred and forty-four million eight hundred and twelve thousand nine hundred and eighty (844,812,980) ordinary shares of fifty cents (0.50) of a euro each, all of the foregoing, as has been stated, so that the shares can be offered to the public as a part of the Public Offer of shares of the Company.

21.2 **Memorandum and Articles of Association**

21.2.1 Description of the corporate purposes of the issuer and where the bylaws and formation document may be found

In anticipation of the admission of the Company' a shares to trading on the Spanish stock exchanges, and to adapt the articles and bylaws to the legal requirements and good corporate governance practices of listed companies, the sole shareholder of the Company on 5 November 2007 approved the pertinent amendments of the articles and bylaws.

The corporate purpose of the company is set forth in the second article of its articles and bylaws, which literally provides that:

"Article 2. CORPORATE PURPOSE

1. *The purpose of the Company is to engage in all kinds of activities, works and services that are a part of or related to the businesses of:*

   a) *production and marketing of electricity by means of facilities that use renewable energy sources, by way of illustration and not limitation including therein hydro, wind, thermosolar, photovoltaic and biomass production;*

   b) *production, processing and marketing of biofuels and derivative products; and*

   c) *planning, engineering, development, construction, operation, maintenance and sale of the facilities covered by sections a and b above, whether owned by it or by third parties, analysis services, engineering studies or energy, environmental, technical and economic consulting related to such kinds of facilities.*

2. *The purpose of the Company also includes participation in all kinds of companies or groups of companies, in Spain and abroad, that are engaged in any kinds of activities, works and services that are a part of or related to the businesses of production or marketing of electricity, natural gas (including storage) or their derivatives, including financial derivatives.*

3. *The Company may engage in the activities, businesses, acts and agreements comprising the corporate purpose, in whole or in part, indirectly through ownership of shares or interests in companies and entities with identical or analogous purposes, both in Spain and abroad.*

4. *The company will not engage in any business for which the laws require satisfaction of specific conditions or requirements, unless it strictly complies therewith.* "

The articles and bylaws, internal regulations and formation document of IBERDROLA RENOVABLES may be found at the places indicated in section 24 below in this Registration Document.

21.2.2 Brief description of any provision of the clauses of the bylaws or internal regulations of the Issuer regarding the members of the administration, management and supervision bodies

Bylaws

The articles and bylaws of the Company establish the following significant provisions with respect to the members of the Company's administrative, management and supervisory bodies.

The Company will be governed by a Board of Directors comprised of a minimum of eight and a maximum of fifteen directors, the number of which will be set by the General Shareholders Meeting. The sole shareholder of the Company, on 5 November 2007 set the number of directors at fifteen (15).

The members of the Board of Directors will hold their positions for a term of five (5) years. They may be re-elected one or more times for periods of the same duration.

The articles and bylaws do not require that a director be a shareholder, but do provide that the following cannot be appointed as directors: (i) companies, domestic or foreign, competing with the Company, and their administrators or senior managers (for these purposes competitive companies do not include companies in the Company's group); (ii) persons holding positions as administrators in more than four companies the shares of which are admitted to trading on domestic or foreign stock markets; (iii) persons that, over the two years prior to appointment, held high governmental positions incompatible with the simultaneous performance of functions as a director of a listed company, in accordance with national or regional legislation, or positions of responsibility with the agencies regulating the energy sector, the securities markets or other sectors in which the Company operates; and (iv) persons affected by any other incompatibility or prohibition specified in provisions of a general nature.

The position of Director is compensated, as indicated in section 0 above in this Registration Document.

The Board of Directors may validly meet when at least one half plus one of its members are in attendance, personally or by representative.

Resolutions are adopted by absolute majority of the directors attending the meeting, in person or by representative, except when the resolutions refer to (i) permanent delegation of authority of the Board of Directors to the Delegated Executive Committee or to the Managing Director, if any, the appointment of the directors that are to occupy those positions, in which case in order to be valid they will require the favourable vote of two thirds of the directors or (ii) any amendment of the Board of Directors'

Regulations, in which case, in order to be valid, any resolution will require the favourable vote of two thirds of the directors present or represented. In the event of a tie, the Chairman of the Board will have a casting vote.

As provided in the forty-third article of the articles and bylaws, the directors must resign their positions and formalise their resignations when they become subject to any of the cases of incompatibility or prohibition contemplated by law, and in those cases contemplated in the Board of Directors Regulations as set out below.

Board of Directors Regulations

At its meeting held on 5 November 2007 the Board of Directors approved the Board of Directors Regulations, which were made known to the sole shareholder in exercise of the authority of the General Shareholders Meeting on 14 November 2007.

The purpose of the Board of Directors Regulations is to establish the general principles and standards for action of the Company's Board of Directors, specifically regulating its organisation and functioning and the standards for action and conduct of its members, the most important aspects being as follows:

The Board of Directors is competent to adopt resolutions on all kinds of matters that are not attributed by law or the articles and bylaws to the General Meeting. As a general rule it entrusts ordinary management of the Company to the delegated administrative bodies, and concentrates its actions on the general function of supervision and on consideration of those matters that are of particular importance to the Company.

The determination of the number of directors, within the maximum (15) and minimum (8) set by the articles and bylaws, corresponds to the General Meeting. The composition of the Board of Directors will be such that outside directors, both those appointed by shareholders and those that are independent, constitute a broad majority of the Board of Directors, and the number of inside directors is the minimum necessary, taking into account the complexity of the corporate group to which the Company belongs and the percentage of share participation represented by the shareholder-appointed directors. Within the group of outside directors, the ratio of the number of shareholder-appointed directors to independent directors must, to the extent possible, reflect the ratio of the Company's capital represented by the shareholder-appointed directors to the remainder of capital. The Board of Directors will see to it that the number of independent directors represents at least one third of all directors.

The Board of Directors and the Nominating and Compensation Committee, within the scope of their authority, will see to it that the proposals of candidates sent to the General Meeting for appointment as directors, and appointments made directly to fill vacancies in exercise of their authority to do so, are of persons of recognised solvency, competence and experience, exerting particular effort regarding those persons called to fill positions as independent directors.

The Chairman of the Board of Directors will be elected from among the directors and will be deemed to be the Chairman of the Company and all administrative bodies of which he/she is a part, which he/she will always represent. The Board, on proposal of its Chairman, after a report from the Nominating and Compensation Committee, may elect

from among its members one or more Vice Chairmen to replace the Chairman in the event of absence, illness or impossibility.

The Board of Directors on proposal of the Chairman, after a report from the Nominating and Compensation Committee, will appoint a Secretary and, if applicable, an Assistant Secretary, who may but need not be directors. The same procedure will be followed to dismiss the Secretary and, if applicable, the Assistant Secretary.

The principal obligations of the members of the Board of Directors contemplated in the Board of Directors Regulations, deriving from the duties of diligence and loyalty of directors, may be summarised as: (i) properly preparing for meetings, being required to diligently keep themselves informed of the progress of the Company; (ii) attending meetings and actively participating in deliberations; (iii) performing any specific task within their time commitments; (iv) investigating and advising the Board of any irregularity and overseeing any risk situations; (v) arranging for the call of an extraordinary meeting or including new matters on the agenda; (vi) opposing resolutions contrary to law, the articles and bylaws or the interests of the company, requesting that their opposition be noted in the minutes and challenging such resolutions; (vii) not competing with the Company, including a ban on competing for a period of two (2) years after having left the post for whatever reason; (viii) advising the Company of any shareholding, post, responsibility, activity or situation that may be relevant; (ix) not making use of the Company's assets or of his/her positon in same to obtain an economic advantage; (x) not taking advantage of the Company's business opportunities; (xi) observing the rules of communication, abstention and transparency with respect to conflicts of interest that arise; (xii) being obliged to give notice and, where approporiate, obtain the relevant authorisation of the Board of Directors with respect of compromised transactions; (xiii) maintaining the secrecy of deliberations of the Board of Directors and its Committees; (xiv) abstaining from disclosing unpublished information and using it for their own benefit or that of third parties.

The Regulations establish the following as cases in which directors must present their resignations:

(i) They reach seventy (70) years of age.

(ii) They are affected by any of the cases of incompatibility or prohibition set forth in provisions of a general nature or in the twelfth article of the Regulations of the Board of Directors.

(iii) When by reason of facts attributable to the director in his/her capacity as such there has been serious damage to the Company's net worth, or he/she loses the commercial and professional honour necessary to be a director of the Company.

(iv) When they receive a serious warning from the Board of Directors for having violated their obligations as directors and the warning is approved by a two thirds majority of directors, on proposal of the Audit and Compliance Committee.

(v) When their remaining on the Board could endanger the interests of the Company, or when the reasons based upon which they were appointed disappear and, in any event, when a shareholder-appointed director transfers his/her shareholding in the Company, or when the shareholder that proposed his/her appointment to the

Company sells all of its shareholding or reduces it to a level that requires reduction or removal of the shareholder-appointed directors.

(vi) When an independent director becomes subject to any of the circumstances preventing his/her classification as independent, as contemplated in the tenth article of the Board of Directors Regulations.

(vii) When a representative director breaks their connection with the shareholder that had proposed their appointment.

The Board of Directors will meet with the frequency it deems to be appropriate, but at least once per month, unless the Chairman, freely in his considered judgment, deems it appropriate to suspend any of the meetings. The Board of Directors also will meet (i) if the Chairman calls it on an extraordinary basis, (ii) when requested by one fourth of the directors, or (iii) when requested by an independent director having the authority stated in the eighteenth article of the Board of Directors Regulations to do so. In the latter two cases the meeting must be held within the 15 days following the request.

Internal Regulations for Conduct on the Securities Market

Also at the referenced meeting of 5 November 2007, the Board of Directors, in contemplation of the admission of the Company's shares to trading on the stock exchanges, approved the Internal Regulations for Conduct on the Securities Markets, for the purpose of ensuring compliance with the provisions of the Securities Market Act, Royal Decree 629/1993 of 3 May 1993 on rules for action on the securities markets and mandatory registrations, and Royal Decree 1333/2005 of 11 November 2005 on abuse of the market.

The Internal Regulations for Conduct on the Securities Markets establish the criteria for behaviour and action that are to be followed by those to whom it is addressed as regards the operations described therein, and as regards the processing, use and disclosure of privileged and relevant information, in order to foster transparency in conduct of the Company's businesses and appropriate information to and protection of investors. The addressees of the Internal Regulations for Conduct on the Securities Markets are the members of the Company's Board of Directors, including the Secretary and, if applicable, the Assistant Secretary of that administrative body, and the senior managers of the Company, as well as those persons that, in accordance with the regulations in effect from time to time, are specified by the Company's compliance unit based on their customary and recurrent access to information that may be considered to be privileged.

21.2.3 A description of the rights, preferences and restrictions attaching to each class of the existing shares

All shares representing share capital of the Company are of the same class and series and give their holders the same rights, which are set forth in the articles and bylaws and the Corporations Act. The rights corresponding to the shares are described in section 3.4.5 of the Share Securities Note.

21.2.4 A description of what action is necessary to change the rights of holders of the shares, indicating where the conditions are more significant than is required by law

The articles and bylaws of the Company contain no requirements other than those of the Corporations Act to change the rights of holders of the shares. In accordance with these rules, changes of the rights of holders of the shares require the appropriate amendment of the articles and bylaws, resolved by the General Shareholders Meeting with the quorum and majority contemplated in article 103 of the Corporations Act, which resolution, if it affects (i) a class of shares or (ii) only a part of the shares of the same class and results in discriminatory treatment among them, must be approved by the majority of the affected shares.

21.2.5 A description of the conditions governing the manner in which annual general meetings and extraordinary general meetings of shareholders are called, including the conditions for attendance

The conditions governing the manner of calling ordinary and extraordinary general shareholders meetings, including the conditions for attendance, are set forth in the Company's articles and bylaws, and in the General Shareholders Meeting Regulations approved by the sole shareholder on 5 November 2007.

Call

In accordance with the referenced documents, the Meeting must be called by the Board of Directors by an announcement published in the Official Gazette of the Commercial Register, and in one of the newspapers of greatest circulation in the province where the registered office of the Company is located, with the advance notice required under the regulations in effect from time to time.

The Board of Directors must necessarily call the General Meeting in the following cases:

(a) within the first six months of each fiscal year, the Ordinary General Meeting to review corporate management, if applicable approve the accounts for the preceding fiscal year, and resolve on application of results, without prejudice to its authority to consider and decide regarding any other matter appearing on the agenda.

(b) If requested in the manner contemplated by law by shareholders that own at least five percent (5%) of share capital, stating the matters to be considered at the General Meeting in the request. In this case, the Board of Directors must call the General Meeting to be held within the term contemplated by law. The Board of Directors will draw up the agenda, necessarily including the matters stated in the request.

For its part, the call notice must contain all of the items required by law as applicable, and will state the date, place and time of the meeting on first call and all matters that are to be considered. The notice may also state the date, if any, on which the General Meeting will be held on second call. A copy of the notice will be sent to the CNMV and will be equally accessible via the website of the Company.

From the date of the call notice the Company website will include all the appropriate information to enable shareholders to attend the General Meeting and participate in it.

In addition, shareholders representing at least five percent (5%) of the corporate capital may request, in accordance with the terms and conditions laid down by law, that a notice complementary to the call of the General Shareholders Meeting be published, including one or more points of the agenda.

Right of attendance

Under the eighteenth article of the articles and bylaws and the eleventh article of the General Shareholders Meeting Regulations, all owners of shares with voting rights may attend the General Meeting and take part in its deliberations, with the right of voice and vote.

To exercise the right of attendance the shareholders must have the shares registered in their names in the corresponding book entries register five (5) days in advance of the date the General Meeting is to be held. This circumstance must be shown using the appropriate attendance card or certificate of standing issued by the entity or entities responsible for maintaining the book entries register, or in any other manner permitted by applicable legislation.

The members of the Board of Directors must attend the General Meeting. The absence of any of the members will not affect the validity of the General Meeting.

The managers, technical personnel and others having an interest in the progress of the Company's affairs may be authorised by the Chairman of the General Meeting to attend it. Also, the Chairman of the General Meeting may provide access to the said General Meeting by the press, financial analysts and any other person he/she deems to be appropriate, but the General Meeting may revoke the authorisation.

Every shareholder having a right to attend may be represented at the General Meeting by another person, even if not a shareholder, by complying with the requirements and formalities established by law, the articles and bylaws and the General Shareholders Meeting Regulations. However, representations may be revoked at any time.

21.2.6 A brief description of any provision of the issuer's articles of association, statutes, charter or bylaws that would have an effect of delaying, deferring or preventing a change in control of the issuer

There are no articles or bylaws provisions having the effect of delaying, postponing or preventing a change in control of the Company.

21.2.7 Indication of any provision of the bylaws or internal regulations, if any, governing the threshold of participation above which a shareholder's interest must be disclosed

There are no articles and bylaws or regulatory provisions that impose an obligation on shareholders to disclose their interests in capital above a certain percentage. The obligations contemplated in this regard in the rules of the securities market for significant shareholders, directors and managers are applicable.

21.2.8 A description of the conditions imposed by the memorandum and articles of association, statutes, charter or bylaw governing changes in the capital, where such conditions are more stringent than is required by law

There are no articles and bylaws or regulatory provisions imposing stricter conditions than those required by law for increase or reduction of share capital except in the event of a reduction of capital to redeem a specific ground of shares, provided said group is defined on clear, plain and non-discriminatory criteria. In such an event the measure must be approved by both a majority of the shareholders belonging to the affected group and by the majority of the rest of the shareholders of the company.

22 RELEVANT CONTRACTS

There is no contract relevant to the Company other than the relevant contracts that are a part of the business conducted by the Company (described in section6.4 of this Registration Document), the Master Agreement signed between IBERDROLA RENOVABLES and Iberdrola, S.A. and other agreements in force between the Company and Iberdrola S.A. or companies of their respective groups (described in section 0 of this Registration Document), and the intragroup financing agreement described in section10.3 above).

23 THIRD PARTY INFORMATION AND STATEMENTS BY EXPERTS AND DECLARATIONS OF ANY INTEREST

23.1 When a statement or report attributed to a person as an expert is included in the registration document, provide the name of that person, his or her business address, his or her qualifications and, if applicable, any significant interest he/she has in the issuer. If the report has been produced at the issuer's request a statement that such statement or report is included, and the form and context in which it is included, with the consent of the person who has authorised the contents of that part of the registration document

This Registration Document does not include any statement or report attributed to any person as an expert.

23.2 Where information has been sourced from a third party, provide a confirmation that this information has been accurately reproduced and that as far as the issuer is aware and is able to ascertain from information published by that third party, no facts have been omitted which would render the reproduced information inaccurate or misleading. In addition, identify the source(s) of the information

There is no information from third parties.

24 DOCUMENTS ON DISPLAY

It is expressly stated that the documents indicated in the following table may be consulted at the Company's domicile (Calle Tomás Redondo Number 1, Madrid), and at the indicated agencies:

Document	CNMV	Madrid Commercial Register
Formation document	Yes	Yes

Document	CNMV	Madrid Commercial Register
Bylaws	Yes	Yes
General Shareholders Meeting Regulations	Yes	Yes
Board of Directors Regulations	Yes	Yes
Internal Regulations for Conduct on the Securities Market	Yes	No
Individual annual statements of IBERDROLA RENOVABLES, under PGC, and audit reports for the 2004, 2005 and 2006 fiscal years	Yes	Yes
Consolidated annual statements of IBERDROLA RENOVABLES and its subsidiaries, under IFRS, and audit reports for the 2005 and 2006 fiscal years	Yes	Yes
Financial information corresponding to the nine-month period ended 30/09/2007	Yes	No
Pro forma financial information	Yes	No

After admission to trading of its shares on the Spanish stock exchanges, the Company will have its website (www.iberdrolarenovables.com) available to the public, adapted to the requirements established in the securities market regulations, allowing public review on it of all the content required by the applicable regulations.

25 INFORMATION ON HOLDINGS

In section 7.2 of the Registration Document information is included on the shareholdings of IBERDROLA RENOVABLES in the share capital of other companies. There are no shareholdings other than those described in that section that could have a significant effect on valuation of the Company.

In Madrid, on 22 November 2007.

Xabier Viteri Solaun
Consejero Delegado

BY-LAWS OF
IBERDROLA ENERGÍAS RENOVABLES, S.A.

TITLE I
GENERAL PROVISIONS

Article 1. CORPORATE NAME

The Company is named "IBERDROLA ENERGÍAS RENOVABLES, S.A." and shall be governed by these By-Laws [*Estatutos Sociales*], the provisions of the current Companies Law [*Ley de Sociedades Anónimas*] and other applicable laws and regulations.

Article 2. CORPORATE PURPOSE

The purpose of the Company is to carry out any activities, works and services relating to the production and distribution of electricity or thermal energy and fuels through production facilities using renewable energy sources including, without limitation, hydroelectric, wind, thermal-solar, photovoltaic, biomass, biodiesel and/or bioethanol energy, and the design, construction, operation and maintenance of such facilities.

The following activities are also part of the Company's corporate purpose: generally, the provision of any services related to the engineering of production facilities using renewable energy sources. Specifically, such services include the analysis, the conduct of engineering studies, and the provision of consultancy services in such areas as energy, the environment, technical and economic in connection with facilities of such kind; the operation and maintenance of third-party's facilities. The Company may also take part in projects related to production facilities of this nature through ownership thereof or though their operation and maintenance subject to a contract.

The Company may carry out the activities, transactions, acts and contracts comprised in the corporate purpose, in whole or in part, in an indirect manner through the ownership of shares or equity interests in companies and entities with the same or a similar purpose, both in Spain and abroad.

The Company shall not carry out any activity in respect of which the law prescribes that specific conditions or requirements be satisfied so long as the Company does not fully comply therewith.

Article 3. DURATION OF THE COMPANY

The duration of the Company shall be indefinite, its operations having commenced on the date of formalization of its notarized articles of incorporation.

Article 4. **REGISTERED OFFICE AND BRANCHES**

1. The registered office of the Company shall be in the city of Madrid, at calle Tomás Redondo No. 1. The Company may establish any branches, agencies, local offices and delegations anywhere in Spain and abroad pursuant to applicable legal provisions.

2. Such registered office may be transferred to another location within the same municipal area by resolution of the Sole Director, which may also make decisions regarding the creation, elimination or transfer of the branches, agencies, local offices and delegations mentioned in the preceding paragraph.

TITLE II
SHARE CAPITAL, SHARES

Article 5. **SHARE CAPITAL**

1. The Company's share capital is one hundred and sixty four million six hundred thousand four hundred and forty four (164,600,400) Euros, divided into sixteen million four hundred sixty thousand and forty four (16,460,044) shares, having a nominal value of ten (10) euro each, belonging to a single class and series, which are fully subscribed and paid up.

2. The shares shall be represented in securities, which shall have the status of registered shares each numbered consecutively from one (1) to sixteen million four hundred sixty thousand and forty four (16,460,044), both inclusive. The shares shall bear the signature of the Sole Director and shall comply with all relevant statutory requirements. The shares shall be of one class only and shall bestow identical rights upon their holders.

3. The shares shall be recorded in a special book in which any transfers of and rights *in rem* granted upon the shares shall be recorded.

4. The Sole Director is hereby empowered to issue multiple share certificates each comprising several shares and properly numbered. Upon request, multiple share certificates shall be divided into the appropriate number of shares represented by them.

Article 6. **TRANSFER OF SHARES AND RIGHTS**

1. The Company's shares may be transferred to any person, who may or may not be a Spanish citizen, provided that the transfer complies with applicable legal provisions and article 6 of these By-Laws.

   The purchaser must notify the purchase to the Company, indicating the price paid and the terms and conditions of the purchase, for the purposes of recording it in the book of registered shares [*libro registro de acciones nominativas*].

2. Any *inter vivos* transfer of the Company's shares or rights attached thereto, for consideration or otherwise, shall comply with the following rules:

a) Shareholders intending to dispose of all or part of their shares must serve a notice of transfer to the Company's Sole Director (hereinafter, a "Notice of Transfer"). A Notice of Transfer shall contain the following particulars: the shareholder's intention to transfer shares, the number of shares to be transferred, the full name (or the corporate name and domicile) of the intended transferee(s), the shares' price (or the value allocated to them if transferred as a gift) and the rest of the transfer's terms and conditions.

   For the purposes of exercising any pre-emptive rights a Notice of Transfer shall be deemed as a sale offer and may not be revoked until the expiry of the deadlines provided below.

   Within twenty calendar days upon receipt of a Notice of Transfer the Company's Sole Director shall approve the transfer or otherwise offer the shares to the shareholders to allow exercise of the pre-emption rights provided hereunder. In case of approval the transfer shall be formalized within thirty calendar days thereafter. Otherwise a new Notice of Transfer in accordance with the first paragraph of this subsection shall be issued. If the Sole Director decides to offer the shares to the shareholders the rules provided in the paragraphs below shall apply.

b) Within eight calendar days following his decision to offer the shares to the shareholders, the Company's Sole Director shall circulate the Notice of Transfer among them. The decision of any shareholder to exercise his (her) pre-emption right must be notified to the Company's Sole Director within twenty calendar days upon receipt of the Notice of Transfer. The shareholders shall indicate their intention to purchase the shares or rights at the price sought by the transferor or at the shares' fair value as determined under section d) below, as the case may be. The relevant notices shall be served upon the Shareholders' domicile recorded in the book of registered shares [*libro registro de acciones nominativas*].

c) Where shareholders accept the price or value sought by the transferor, the shares or rights, as the case may be, shall be distributed among the relevant shareholders according to their respective stake in the Company. The remainder, if any, shall be allocated by lot by the Company's Sole Director and the transfer shall be formalized within eight calendar days thereafter.

d) Any dispute in connection with the shares' fair value shall be referred to an auditor (other than the Company's auditor) appointed by the Commercial Registrar of the Company's registered office.

e) If, on the expiry of the deadlines indicated above, none of the shareholders had exercised any pre-emption rights, the Company shall have thirty calendar days thereafter within which it may, subject to compliance with the statutory requirements, purchase the shares at the relevant price or at their fair value as determined by the auditor appointed under paragraph d) above.

   Upon the expiry of the aforesaid thirty-day deadline without the Company having exercised its pre-emption rights, the transferor shall be free to transfer his (her) shares

under the terms and conditions set out in the notice of transfer, and the transferor shall formalize the transfer within thirty calendar days. Failure by the transferor to formalize the transaction in time shall result in the need to re-start the formalities prescribed under this article.

f) The right of pre-emption recognized in this article shall also apply in case of seizure of or compulsory enforcement over the Company's shares or rights attached thereto, as the case may be, and article 64 of the Companies Law shall apply.

g) The transfer of pre-emption rights arising from any increase of the Company's share capital shall be subject to the following provisions:

1) No later than the third day of the deadline given by the Company to the Shareholders to exercise their pre-emption rights, any shareholders wishing to sell their right must serve a notice of sale (the "Notice of Sale") to the Company's Sole Director. Within two calendar days after giving a Notice of Sale the Company's Sole Director shall approve the sale so notified or otherwise offer the relevant pre-emption rights to the rest of the shareholders, and the rules set forth in this paragraph g) shall apply. The Notice of Sale shall indicate the number of rights to be transferred, the price thereof and the intended transferee(s).

2) If the Company's Sole Director offers the transferor's pre-emption rights the Sale Notice shall be circulated among the shareholders within three calendar days.

3) The shareholders may issue a request to purchase the transferor's pre-emption rights no later than the twentieth day of the deadline open to them to take part in the Company's increase of the share capital. Requests shall be submitted in time to the Company's Sole Director.

4) Where requests exceed the number of rights offered for sale, these shall be distributed among applicants on a pro rata basis according to their respective stake in the Company. The fractions resulting from the allocation, if any, shall be allocated to the recipient of the greatest number of rights up to the amount necessary to fill the number of rights needed to subscribe one share. This method shall be repeated as many times as may be necessary.

5) Between the twenty first and the twenty fifth day of the deadline open to the shareholders to take part in the share capital increase, the Sole Director shall notify the transferor the result of his (her) enquiries, and, provided that no shareholder has used his (her) pre-emption right recognized hereunder, the transferor shall be free to transfer his (her) rights to the transferee indicated in the Notice of Sale and at the price stated therein. The Company's Sole Director shall notify the transferor the exercise by any shareholders of his (her) pre-emption right.

6) The price of pre-emption rights, where the price thereof is not accepted by the prospective transferee(s), shall be their fair value as determined pursuant to paragraph 2 d) of this article.

h) Save with the transferor's express approval the purported exercise by any shareholders or the Company, as they case may be, of their pre-emption rights only with respect to part of the shares or rights transferred shall be deemed as a waiver of such rights.

i) The formalities prescribed hereunder shall not apply where each of the shareholders and the Company's Sole Director (acting on behalf of the Company) waive each of their rights associated to each particular transfer. Any waiver shall be made in writing and evidenced through a certificate issued by the Company's Sole Director.

j) Any transfer of shares (including the rights attached thereto) or pre-emption rights (howsoever made) that violates the provisions laid down in this article shall not be recognized by the Company, which shall refuse to record the purchaser's title in the book of registered shares. Consequently such shares and rights shall remain to be the property of the relevant shareholder for all corporate purposes.

3. The shareholders and, failing these, the Company shall have a real right of first refusal over the shares or rights transferred where the transfer is effected:

   a) in breach of paragraph 2 of this article, without prejudice to the provision set forth in paragraph 2 j);

   b) in favor of a person other than the one stated in the Notice of Transfer or the Notice of Sale (paragraphs 2 a) and 2g), as the case may be;

   c) for a lower price, or generally, under better conditions than the ones resulting from the Notice of Transfer or the Notice of Sale, as the case may be.

   Rights of first refusal shall be exercised within thirty days following the date on which a Notice of Transfer or a Notice of Sale is served on the Company under paragraph 1 of this article. The Sole Director shall immediately notify the shareholders any of the circumstances listed under a), b) and c) above to allow them to exercise the right of first refusal, and the provisions laid down in paragraph 2 of this article shall apply.

   For the purposes of exercising the rights of first refusal the price or the value of the shares shall result from the notice of the purchaser or, in case of dispute among the shareholders exercising the right of first refusal, the fair value as determined under paragraph 2 d) of this article.

4. The provisions laid down in paragraphs 2) and 3) above shall not apply to transfers made among affiliates of the same Group.

<u>Article 7.</u> PAYMENT OF CAPITAL CALLS

Capital calls must be paid within the period determined by the Sole Directors, within legal limits, if any, and in cases of arrears, the Sole Director shall adopt the resolutions it deems appropriate pursuant to applicable legal provisions.

<u>Article 8.</u> SHAREHOLDER STATUS

1. A share confers upon its legitimate holder the status of shareholder, and vests such holder with the rights granted by Law and by these By-Laws.

2. The shares shall be indivisible. Co-owners of one or more shares must designate a single person for the exercise of shareholder rights, and shall be jointly and severally liable to the Company for all obligations arising from their status as shareholders.

3. In the case of beneficially-owned shares *[usufructo de acciones]*, the bare owner *[nudo propietario]* shall be qualified as the designated shareholder, with the beneficial owner having the right in all cases to the dividends issued by the Company during the period of beneficial ownership.

   In the event of a pledge of shares, the exercise of shareholder rights belongs to the owner thereof.

4. Ownership of shares entails absolute compliance with the By-Laws and submission to duly adopted decisions made within the authority of the governance and management decision-making bodies of the Company.

<u>Article 9.</u> INCREASE AND REDUCTION IN SHARE CAPITAL

1. The share capital may be increased or reduced by resolution of the shareholders acting at a General Shareholders' Meeting with the requirements established for such cases by the Companies Law then in effect and in accordance with the various methods authorized thereby.

2. The shareholders acting at a General Shareholders' Meeting may, in accordance with the requirements set forth for amendment of the By-Laws and within the limits and conditions determined by Law, delegate upon the Sole Director either the power to execute an agreement regarding an increase in the share capital or the power to agree an increase in the share capital in one go or otherwise.

3. In capital increases with the issuance of new shares, whether ordinary or preferred, the existing shareholders and holders of convertible debentures may, when permitted by Law, and within the period granted to them for this purpose by the Sole Director, which shall not be less than one month from the publication of the announcement of the subscription offer for the new issuance in the Official Bulletin of the Commercial Registry, exercise the right to subscribe for a number of shares proportional to the nominal value of the shares they hold or which would correspond to the holders of convertible debentures if they exercised the power of conversion at that time.

4. The shareholders acting at a General Shareholders' Meeting may exclude pre-emptive rights under such conditions as are provided by Law.

5. Pre-emptive rights shall not apply when the capital increase is due to the conversion of debentures into shares or the absorption of another company or a portion of the split-off assets of another company.

TITLE III
DECISION-MAKING BODIES OF THE COMPANY

SECTION ONE. THE GENERAL SHAREHOLDERS' MEETING

Article 10. THE GENERAL SHAREHOLDERS' MEETING

1. The shareholders, meeting at a duly called General Shareholders' Meeting, shall decide by majority on the matters that may be decided at a General Shareholders' Meeting.

2. General Shareholders' Meetings may be ordinary or extraordinary and must be called by the Sole Director.

Article 11. POWERS OF THE SHAREHOLDERS ACTING AT A GENERAL SHAREHOLDERS' MEETING

The shareholders at a General Shareholders' Meeting shall decide the matters assigned thereto by the Law and these By-Laws and particularly regarding the following:

1 Appointment and removal of the Sole Director.

2 Appointment and removal of Auditors.

3 Review of corporate management and approval, if appropriate, of the financial statements from the prior fiscal year and decision as to the allocation of the profits or losses thereof.

4 Increase or reduction in the Company's share capital, delegating upon the Sole Director, if appropriate, the power to set the date(s) for its implementation within the statutory time-limits. The Sole Director may make use of this power in total or partially or even refrain from using it in view of the prevailing market conditions, the Company's position, or on the basis of any other event or circumstance which, in the Sole Director's opinion, justifies such decision. The failure to exercise this power shall be reported by the Sole Director to the General Shareholders' Meeting, which shall be held upon the expiry of the deadline to execute the increase or decrease of the share capital. To delegate upon the Sole Director the power to increase the Company's share capital.

5 Issuance of debentures.

6 Amendment of the By-Laws.

7 Dissolution, merger, split-off, and transformation of the Company.

8 Decide on any other issue submitted to the General Shareholders' Meeting by the Sole Director. In the event of any significant event affecting the Company, the shareholders or the corporate bodies, the Sole Director shall promptly call a meeting of the Shareholders to deliberate and decide any issues submitted to the General Shareholders' Meeting by this article.

Article 12. ORDINARY AND EXTRAORDINARY GENERAL SHAREHOLDERS' MEETINGS

1. The shareholders acting at an ordinary General Shareholders' Meeting, which shall be previously called for such purpose, must meet within the first six (6) months of each fiscal year in order to review corporate management, approve financial statements from the prior fiscal year, if appropriate, and decide upon the allocation of profits or losses from such fiscal year. Resolutions may also be adopted regarding any other matter within the power of the Shareholders' Meeting under article 11 above; provided that such matter appears on the agenda and that the General Shareholders' Meeting has been convened with the required share capital in attendance.

2. Any General Shareholders' Meeting not provided for in the foregoing paragraph shall be deemed an extraordinary General Shareholders' Meeting and shall be held at any time of the year, provided that the Sole Director deems such meeting to be appropriate.

3. Also, an Extraordinary Shareholder's Meeting shall be held upon written request of a number of shareholders representing the share capital provided by Law. The request shall state the items to be discussed. In these circumstances the Company's Sole Director shall call the meeting no later than thirty days after the date on which a request has been issued by notary channels. The agenda, which shall necessarily comprise the items stated in the request, shall be drawn up by the Sole Director.

Article 13. CALL OF THE GENERAL SHAREHOLDERS' MEETING

1. The General Shareholders' Meeting shall be called through an announcement published in the Official Bulletin of the Commercial Registry and in one of the newspapers of wider circulation in the province of the Company's registered office by giving no less than one month's notice to the intended date of the meeting.

2. The announcement of the call to meeting must contain all statements required by Law in each case and must set forth the day, place and time of the meeting upon first call and all matters to be dealt with. The announcement may also, if appropriate, set forth the date on which the General Shareholders' Meeting shall proceed upon second call.

3. Shareholders representing at least five (5%) percent of the share capital may request the publication of a supplement to the call of the General Shareholders' Meeting including one or more items in the agenda. This right must be exercised by duly authenticated notice that must be received at the Company's registered office within five days after the publication of the call to meeting. The supplement of the call to meeting must be published within no less than fifteen days' notice of the intended date of the meeting.

   Failure to publish the supplement within the statutory period shall render the meeting null and void.

4. The shareholders at the General Shareholders' Meeting may not deliberate on or decide matters that are not included in the agenda.

Article 14. SHAREHOLDERS' RIGHT TO RECEIVE IFORMATION

1. Up to the seventh day prior to the date provided for the meeting, the shareholders may request of the Sole Director the information and clarifications they deem necessary on the matters contained in the agenda or ask any written questions they may find appropriate. The Sole Director is required to provide information in writing up to the date on which the meeting is held.

   During the holding of the General Shareholders' Meeting, the shareholders may verbally request the information or clarifications that they deem appropriate regarding the matters contained in the agenda. If the right of the shareholders may not be satisfied the Sole Director shall be required to make available such information in writing within seven days following the adjournment of the meeting.

   The Sole Director shall be required to provide the information requested under the provisions of the two preceding paragraphs except in those circumstances which, in his judgment, the publication of the information requested would prejudice the interests of the Company. This exception shall not apply when the request is supported by shareholders representing at least one-fourth of the share capital.

2. The call of the ordinary General Shareholders' Meeting shall set forth the means whereby any shareholder may obtain from the Company, immediately and without charge, the documents that must be submitted for approval by the shareholders at such ordinary General Shareholders' Meeting, including the Management Report and the Auditors' Report.

3. When the shareholders are to deal with an amendment to the By-Laws, besides the statements required in each case by Law, the notice of the call must make clear the right of all shareholders to examine at the Company's registered office the complete text of the proposed amendment and the report thereon and to request that such documents be delivered or sent to them without charge.

4. In cases of capital increase or reduction, issuance of convertible debentures, merger or split-off, the Company shall make available the information statutorily required in each of these circumstances.

Article 15. ESTABLISHMENT OF A QUORUM FOR THE MEETING

1. The ordinary as well as the extraordinary General Shareholders' Meeting shall be validly established with the minimum quorum required by applicable legislation in effect from time to time, taking into account the matters appearing on the agenda.

2. Notwithstanding the foregoing, a Meeting shall be held to be validly formed to deal with any issue provided that the full paid-up share capital is present. either directly or represented by proxy, and agrees unanimously to hold the Meeting.

Article 16. RIGHT TO ATTEND

1. All holders of voting shares may attend the General Shareholders' Meeting and take part in deliberations thereof, with the right to be heard and to vote.

2. In order to exercise the right to attend, shareholders must cause the shares to be registered in their name in the corresponding book-entry registry at least five (5) days prior to the day on which the General Shareholders' Meeting is to be held.

3. All shareholders having the right to attend may be represented at the General Shareholders' Meeting by proxy through another shareholder, provided the requirements and formalities set forth in the Law are met and provided also that the Company's formula indicated in the call for meeting announcement is satisfied.

   The Chairman of and the Secretary for the General Shareholders' Meeting shall have the widest powers to recognize the validity of a document evidencing representation by proxy; only those which lack the absolute minimum requirements may be deemed invalid, and only provided that the lack thereof cannot be cured.

4. The Sole Director must attend the General Shareholders' Meeting. Managers, Experts and other persons with an interest in the efficient running of the corporate affairs may be authorized to attend the General Shareholders' Meeting by the Sole Director.

Article 17. CHAIRMANSHIP OF THE GENERAL SHAREHOLDERS' MEETING

The Company's Sole Director shall act as Chairman of the General Shareholders' Meeting and the General Shareholders' Meeting shall appoint the person who is to act as Secretary thereof.

Article 18. PRESIDING COMMITTEE [*MESA PRESIDENCIAL*] AND LIST OF ATTENDEES

1. The Chairman and the Secretary shall constitute the Presiding Committee [*Mesa Presidencial*] of the General Meeting of Shareholders.

2. Once the Presiding Committee has been formed, and prior to beginning with the agenda, a list of attendees shall be prepared which sets forth the nature or representation of each attendee and the number of their own or other parties' shares present. At the end of the list, there shall be a determination of the number of shareholders present in person or by proxy at the meeting, as well as the amount of capital they own.

   Pursuant to the provisions of the Regulations of the Commercial Registry, the list may be made up of an index file or be prepared in electronic form.

   Once the list has been prepared, the Chairman shall declare whether or not the requirements for a valid quorum for the General Shareholders' Meeting have been met.

   Any queries or claims with respect to these matters shall be resolved by the Presidential Committee.

   Immediately thereafter, if appropriate, the Chairman shall declare a quorum for the General Shareholders' Meeting to validly exist.

3. The Sole Director may require that a Notary Public attend the meeting to prepare the minutes thereof. The Sole Director shall be required to do so in any of the circumstances provided by Law.

Article 19. DELIBERATIONS AND VOTE

1. The Chairman shall: direct the meeting ensuring that deliberations are carried out pursuant to the agenda; deal with any queries, clarifications or claims arising in connection with the list of attendees or any voting delegations or attendances by proxy; accept or reject new proposals relating to matters on the agenda; direct the deliberations, granting the floor to shareholders who so request it, and taking the floor away or refusing to grant it when the Chairman is of the opinion that a particular matter has been sufficiently debated, is not included in the agenda, or hinders the progress of the meeting; indicate the time for voting; proclaim the results thereof and, generally, exercise all powers to ensure the proper development of the General Shareholders' Meeting.

2. Votes shall be cast by the shareholders raising their hands, if appropriate. Resolutions may be also adopted by the general approval of the Meeting, subject to the statutory provisions stating that the opposition by dissenting shareholders must be recorded in the minutes.

Article 20. APPROVAL OF RESOLUTIONS

1. The Shareholders, acting at an ordinary or extraordinary General Shareholders' Meeting, shall adopt resolutions with the majorities of votes cast in person or by proxy required by the Companies Law.

2. Each voting share, whether its holder is present in person or by proxy at the General Shareholders' Meeting, shall grant the holder the right to one vote.

Article 21. DOCUMENTATION OF RESOLUTIONS

1. Documentation of shareholder resolutions, the conversion thereof into a public instrument and the registration thereof with the Commercial Registry shall be carried out pursuant to the provisions of Law and the Regulations of the Commercial Registry.

2. The total or partial certificates needed to evidence shareholder resolutions shall be issued and signed by the Secretary of the Sole Director.

SECTION TWO. MANAGEMENT OF THE COMPANY

Article 22. STRUCTURE OF THE COMPANY'S MANAGEMENT

The management and representation of the Company are vested upon a Sole Administrator.

Article 23. SOLE DIRECTOR'S TERM OF OFFICE

The Sole Director shall serve his (her) position for a term of five years so long as the shareholders acting at the General Shareholders' Meeting do not resolve to remove or dismiss him (her). The Sole Director may be re-elected to one or more terms of five years.

Article 24. POWERS OF THE SOLE DIRECTOR

1. The Sole Director shall be empowered with the running, management, and representation of the Company, in particular to draw-up the Company's general policy guidelines, programs and to set up targets in connection with any activities comprised within the Company's corporate purpose.

2. The Sole Director shall have powers to adopt any resolutions relating to any matters that are not attributed by Law or these By-Laws to the General Shareholders' Meeting.

Article 25. REMUNERATION

The Sole Director shall not be entitled to receive any remuneration whatsoever for his (her) duties.

TITLE IV
FINANCIAL STATEMENTS, DISTRIBUTION OF PROFITS, DISSOLUTION AND LIQUIDATION

Article 26. FISCAL YEAR AND DRAWING-UP OF FINANCIAL STATEMENTS

1. The fiscal year shall commence on January 1 of each year and shall end on December 31.

2. The Annual Financial Statements (consisting of the Balance Sheet, the Profit and Loss Statement and the Notes to the Financial Statements) and the Management Report shall be prepared in compliance with the structure, principles and guidelines contained in current applicable provisions.

3. Within the first three months of the year, the Sole Director shall draw up the Annual Accounts, and the Proposal for the Allocation of Profits or Losses and, if required by Law, the Management Report including, if appropriate, the Consolidated Annual Accounts and Management Report. The Annual Accounts and the Management Report must be signed by the Sole Director.

Article 27. AUDITORS

1. The Annual Accounts and the Management Report shall be reviewed by Auditors.

2. The Auditors shall be appointed by the shareholders acting at a General Shareholders' Meeting prior to the end of the fiscal year to be audited, for a fixed initial period that shall not be less than three (3) years nor greater than nine (9), to be counted from the date of commencement of the first fiscal year to be audited; the Auditors may be re-elected by the shareholders once the initial period has expired within the terms and the periods provided by Law.

3. The Auditors shall prepare a detailed report on the results of their actions pursuant to the legal provisions governing the Auditing of Annual Accounts.

Article 28. ALLOCATION OF PROFITS/LOSSES

1. The shareholders shall decide at the General Shareholders' Meeting upon the Allocation of Profits or Losses for the fiscal year in accordance with the approved Balance Sheet.

2. Once such payments as are provided for by the Law or these By-Laws have been made, dividends may only be distributed with a charge against the profits for the fiscal year or against freely distributable reserves, if the book value of net assets is not less than the share capital, or does not become so as a result of the distribution.

3. The distribution of dividends to shareholders shall be made in proportion to their paid-up capital.

ARTICLE 29. GROUNDS FOR DISSOLUTION

The Company shall be dissolved upon the occurrence of any of the events set forth under article 260 of the Companies Law.

Article 30. LIQUIDATION OF THE COMPANY

1. From the moment the Company declares itself to be in liquidation, the Sole Director shall cease to hold office and shall become liquidator of the Company.

2. During the liquidation period, the provisions of these By-Laws governing the calling and holding of General Shareholders' Meetings shall be complied with, and the shareholders shall be informed of the progress of the liquidation, so that the shareholders may adopt such resolutions as they deem appropriate.

3. All liquidating operations shall be carried out with due observance of applicable law.

Amendment of article 1 of the Company's By-Laws on July 25, 2007

Article 1. CORPORATE NAME

The Company is named "IBERDROLA RENOVABLES, S.A." and shall be governed by these By-Laws *[Estatutos Sociales]*, the provisions of the current Companies Law *[Ley de Sociedades Anónimas]* and other applicable laws and regulations.

Amendment of article 2 of the Company's By-Laws on September 25, 2007

Article 2. CORPORATE PURPOSE

1. The purpose of the Company is to carry out all manner of activities, works and services inherent in or relating to the businesses of:

   a) production and supply of electricity through facilities using renewable energy sources, including, without limitation, hydroelectric, wind, thermal-solar, photovoltaic or biomass-based production;

   b) production, treatment and supply of biofuels and derivative products; and

   c) design, engineering, development, construction, operation, maintenance and sale of the facilities included in sub-paragraphs a) and b) above, whether owned by the Company or third parties, services of analysis, engineering studies or consultancy in the energy, environmental, technical and economic areas in connection with facilities of that kind.

2. In addition, the purpose of the Company is to hold equity interests in all kinds of companies and groups of companies, in Spain and abroad, engaged in all manner of activities, works and services inherent in or relating to the businesses of production or supply of electricity, gas (including storage) or derivatives thereof, including financial derivatives.

3. The Company may carry out the activities, transactions, acts and contracts comprised in the corporate purpose, in whole or in part, in an indirect manner through the ownership of shares or equity interests in companies and entities with the same or a similar purpose, both in Spain and abroad.

4. The Company shall not carry out any activity in respect of which the law prescribes that specific conditions or requirements be satisfied so long as the Company does not fully comply therewith.

Amendment of article 5 of the Company's By-Laws on October 3, 2007

Article 5. SHARE CAPITAL

1. The Company's share capital is one thousand five hundred million (1,500,000,000) Euros, divided into one hundred and fifty million (150,000,000) shares, having a nominal value of ten (10) euro each, belonging to a single class and series, which are fully subscribed and paid up.

2. The shares shall be represented in securities, which shall have the status of registered shares each numbered consecutively from one (1) to one hundred and fifty million (150,000,000), both inclusive. The shares shall bear the signature of the Sole Director and shall comply with all relevant statutory requirements. The shares shall be of one class only and shall bestow identical rights upon their holders.

3. The shares shall be recorded in a special book in which any transfers of and rights *in rem* granted upon the shares shall be recorded.

4. The Sole Director is hereby empowered to issue multiple share certificates each comprising several shares and properly numbered. Upon request, multiple share certificates shall be divided into the appropriate number of shares represented by them.

Amendment of article 5 of the Company's By-Laws on November 5, 2007

Article 5. SHARE CAPITAL

1. The Company's share capital is one thousand six hundred and eighty nine million six hundred and twenty five thousand nine hundred and sixty (1,689,625,960) Euros, divided into one hundred and sixty eight million nine hundred and sixty two thousand five hundred and ninety six (168,962,596) shares, having a nominal value of ten (10) euro each, belonging to a single class and series, which are fully subscribed and paid up.

2. The shares shall be represented in securities, which shall have the status of registered shares each numbered consecutively from one (1) to one hundred and sixty eight million nine hundred and sixty two thousand five hundred and ninety six (168,962,596), both inclusive. The shares shall bear the signature of the Sole Director and shall comply with all relevant statutory requirements. The shares shall be of one class only and shall bestow identical rights upon their holders.

3. The shares shall be recorded in a special book in which any transfers of and rights *in rem* granted upon the shares shall be recorded.

4. The Sole Director is hereby empowered to issue multiple share certificates each comprising several shares and properly numbered. Upon request, multiple share certificates shall be divided into the appropriate number of shares represented by them.

BY-LAWS

OF

IBERDROLA RENOVABLES, S.A.

BY-LAWS OF

IBERDROLA RENOVABLES, S.A.

TITLE I. GENERAL PROVISIONS

Article 1. CORPORATE NAME

The Company is named "IBERDROLA RENOVABLES, S.A." and shall be governed by these By-Laws *[Estatutos Sociales]*, the provisions of the current Companies Law *[Ley de Sociedades Anónimas]* and other applicable laws.

Article 2. CORPORATE PURPOSE

1. The purpose of the Company is to carry out all manner of activities, works and services inherent in or relating to the businesses of:

   a) production and supply of electricity through facilities using renewable energy sources, including, without limitation, hydroelectric, wind, thermal-solar, photovoltaic or biomass-based production;

   b) production, treatment and supply of biofuels and derivative products; and

   c) design, engineering, development, construction, operation, maintenance and sale of the facilities included in sub-paragraphs a) and b) above, whether owned by the Company or third parties, services of analysis, engineering studies or consultancy in the energy, environmental, technical and economic areas in connection with facilities of that kind.

2. In addition, the purpose of the Company is to hold equity interests in all kinds of companies and groups of companies, in Spain and abroad, engaged in all manner of activities, works and services inherent in or relating to the businesses of production or supply of electricity, gas (including storage) or derivatives thereof, including financial derivatives.

3. The Company may carry out the activities, transactions, acts and contracts comprised in the corporate purpose, in whole or in part, in an indirect manner through the ownership of shares or equity interests in companies and entities with the same or a similar purpose, both in Spain and abroad.

4. The Company shall not carry out any activity in respect of which the law prescribes that specific conditions or requirements be satisfied so long as the Company does not fully comply therewith.

Article 3. DURATION OF THE COMPANY

The duration of the Company shall be indefinite, its operations having commenced on the date of formalization of its notarized articles of incorporation.

Article 4. REGISTERED OFFICE AND BRANCHES

1. The registered office of the Company shall be in the city of Madrid, at calle Tomás Redondo No. 1, and it may establish branches, agencies, local offices and delegations in Spain and abroad pursuant to applicable legal provisions.

2. Such registered office may be transferred to another location within the same municipal area by resolution of the Board of Directors, which may also make decisions regarding the creation, elimination or transfer of the branches, agencies, local offices and delegations mentioned in the preceding paragraph.

TITLE II. SHARE CAPITAL, SHARES AND DEBENTURES

Article 5. SHARE CAPITAL

The share capital is one billion, six hundred and eighty-nine million, six hundred and twenty-five thousand nine hundred and sixty (1,689,625,960) euros, represented by three billion, three hundred and seventy-nine million, two hundred and fifty-one thousand, nine hundred and twenty (3,379,251,920) shares having a nominal value of fifty (0.50) euro cents each, numbered consecutively from one (1) to three billion, three hundred and seventy-nine million, two hundred and fifty-one thousand, nine hundred and twenty (3,379,251,920), both inclusive, belonging to a single class and series, which are fully subscribed and paid up.

Article 6. REPRESENTATION OF THE SHARES

1. The shares shall be represented in book-entry form, and as regards their nature as book entries, they shall be governed by securities market rules and regulations and other applicable legal provisions. Admission to the official listing thereof may be requested on domestic as well as foreign stock exchanges pursuant to applicable legislation.
2. The Company shall acknowledge as a shareholder any party which appears entitled thereto in the entries of the corresponding book-entry registries.
3. Modifications to features of shares represented by book entries, once formalized in accordance with the provisions of the Companies Law and the regulations of the securities market, shall be published in the Official Bulletin of the Commercial Registry *[Boletín Oficial del Registro Mercantil]* and in one of the newspapers of wider circulation in the province where the Company has its domicile.

Article 7. PAYMENT OF CAPITAL CALLS

1. If shares have not been entirely paid up, this circumstance shall be reflected in the corresponding book entry.

2. Capital calls must be paid within the period fixed by the Board of Directors, within legal limits, if any, and in cases of arrears, the Board shall adopt the resolutions it deems appropriate pursuant to applicable legal provisions.

3. A shareholder who is delinquent in the payment of capital calls may not exercise the right to vote. The amount of such shareholder's shares shall be deducted from share capital for calculating a quorum. Such shareholder shall also not have the right to receive dividends or the pre-emptive right to subscribe for new shares or convertible debentures.

4. Once the amount of the capital calls and interest thereon has been paid, the shareholder may make a claim for payment of unexpired dividends, but may not make a claim for pre-emptive rights if the period for the exercise thereof has already lapsed.

Article 8. SHAREHOLDER STATUS

1. A share confers upon its legitimate holder the status of shareholder, and vests such holder with the rights granted by Law and by these By-Laws.

2. The shares shall be indivisible. Co-owners of one or more shares must designate a single person for the exercise of shareholder rights, and shall be jointly and severally liable to the Company for all obligations arising from their status as shareholders.

3. In the case of beneficially-owned shares *[usufructo de acciones]*, the bare owner *[nudo propietario]* shall be qualified as the designated shareholder, with the beneficial owner having the right in all cases to the dividends issued by the Company during the period of beneficial ownership.

   In the event of a pledge of shares, the exercise of shareholder rights belongs to the owner thereof.

4. Ownership of shares entails absolute compliance with the By-Laws and submission to duly adopted decisions made within the authority of the governance and management decision-making bodies of the Company.

Article 9. INCREASE IN SHARE CAPITAL

1. The share capital may be increased by resolution of the shareholders acting at a General Shareholders' Meeting with the requirements established for such cases by the Companies Law then in effect and in accordance with the various methods authorized thereby.

2. The shareholders acting at a General Shareholders' Meeting may, in accordance with the requirements established for amendment of the By-Laws and within the limits and conditions fixed by Law, delegate to the Board of Directors, with powers of substitution, if any, the power to approve an increase in share capital on one or more occasions. When the shareholders delegate this power to the Board of Directors, they may also grant it the power to exclude pre-emptive rights with respect to the issuance of shares subject to the delegation, in compliance with the terms and requirements established by Law.

3. The shareholders may also delegate to the Board of Directors, with powers of substitution, if any, the power to carry out the previously-adopted resolution to increase the share capital, within the periods set forth by Law, indicating the date or dates of execution and determining the conditions for the increase in all areas not provided for by the shareholders. The Board of Directors may make use of such delegation in whole or in part, or may refrain from using it, in view of market conditions, the condition of the Company itself or any particularly relevant fact or circumstance which the Board believes justifies such decision. A report of such decision shall be made to the shareholders at the first General Shareholders' Meeting held after the end of the period granted for the use of such delegation.

4. In capital increases with the issuance of new shares, whether ordinary or preferred, the existing shareholders and holders of convertible debentures may, when permitted by Law, and within the period granted to them for this purpose by the Board of Directors, which shall not be less than the period established by law from the publication of the announcement of the subscription offer for the new issuance in the Official Bulletin of the Commercial Registry, exercise the right to subscribe for a number of shares proportional to the nominal value of the shares they hold or which would correspond to the holders of convertible debentures if they exercised the power of conversion at that time.

5. The shareholders acting at a General Shareholders' Meeting or, if applicable, the Board of Directors, may, in furtherance of the corporate interest, exclude pre-emptive rights in whole or in part in such cases and under such conditions as are provided by Law. In particular, the corporate interests may justify the exclusion of pre-emptive rights when needed to facilitate (i) the acquisition by the Company of assets (including shares or interests in companies) which are appropriate for the furtherance of the corporate purpose; (ii) the placement of new shares in foreign markets; (iii) the acquisition of funds by using techniques based on the book-building likely to maximize the issue price per share; (iv) the inclusion of industrial, technological or financial partners; (v) the implementation of loyalty and compensation programs covering Directors, managers or employees, and (vi) in general, the performance of any transaction which is advisable for the Company.

6. Pre-emptive rights shall not apply when the capital increase is due to the conversion of debentures into shares or the absorption of another company or a portion of the split-off assets of another company. Such right shall also not exist when new shares are issued for exchange in a public tender offer made by the Company.

Article 10. REDUCTION IN SHARE CAPITAL

1. In accordance with procedures provided for by law, a reduction in share capital may be carried out by means of a reduction in the nominal value of shares, a retirement or pooling thereof in order to exchange them and, in all cases, the purpose thereof may be to return contributions, cancel capital calls, create or increase reserves, re-establish equilibrium between the capital and the assets of the Company diminished due to losses, or several of such purposes simultaneously.

2. In the event of a capital reduction in order to return contributions, payment to the shareholders may be made totally or partially in kind, provided that the conditions set forth in paragraph 5 of Article 50 of these By-Laws have been met.

3. In accordance with the provisions of the Companies Law, the shareholders acting at a General Shareholders' Meeting may resolve to reduce capital in order to retire a particular group of shares, provided that such group is defined based on substantive, homogenous and non-discriminatory criteria. In such event, the measure must be approved by a majority of shares of shareholders pertaining to the affected group as well as by a majority of shares of the rest of the shareholders remaining with the Company. The amount to be paid by the Company may not be less than the arithmetic mean of the closing prices of the Company's shares on the Continuous Market of the Stock Exchanges during the month prior to the adoption of the resolution reducing capital stock.

Article 11. ISSUANCE OF DEBENTURES AND OTHER SECURITIES

1. The shareholders acting at a General Shareholders' Meeting may, as provided by law, delegate to the Board of Directors the power to issue simple or convertible and/or exchangeable debentures. The Board of Directors may make use of such delegation on one or more occasions for a maximum period of five (5) years.

2. In addition, the shareholders acting at a General Shareholders' Meeting may authorize the Board of Directors to determine the time at which the approved issuance should take place, as well as to set other conditions not provided for in the shareholders' resolution.

3. Convertible and/or exchangeable debentures may be issued with a fixed (determined or determinable) or variable exchange ratio.

4. The resolution authorizing issuance shall provide whether the power to convert or exchange belongs to the debtholder and/or the Company or, if applicable, whether the conversion will occur automatically at a particular time.

5. The Company may issue notes, warrants, preferred stock and other negotiable securities different from the ones provided for in the preceding paragraphs. The shareholders' acting at a General Shareholders' Meeting may delegate to the Board of Directors the power to issue such securities. The Board of Directors may make use of such delegation on one or more occasions for a maximum period of five (5) years. The shareholders may also authorize the Board of Directors to determine the time at which the approved issuance should be carried out, as well as to set other terms not provided for in the shareholders' resolution, in accordance with applicable legal provisions. The Company may also provide a guarantee of securities issued by its subsidiaries.

TITLE III. DECISION-MAKING BODIES OF THE COMPANY

SECTION ONE. THE GENERAL SHAREHOLDERS' MEETING

Article 12. THE GENERAL SHAREHOLDERS' MEETING

1. The shareholders, meeting at a duly called General Shareholders' Meeting, shall decide by majority on the matters that may be decided at a General Shareholders' Meeting.

2. General Shareholders' Meetings may be ordinary or extraordinary and must be called by the Board of Directors.

3. Resolutions that are duly adopted at a General Shareholders' Meeting shall bind all shareholders, including shareholders who are absent, dissent, abstain from voting and who lack the right to vote, without prejudice to the rights they may have to challenge such resolutions.

4. The General Shareholders' Meeting is governed by the provisions of these By-Laws, its own Regulations and the provisions of Law.

Article 13. POWERS OF THE SHAREHOLDERS ACTING AT A GENERAL SHAREHOLDERS' MEETING

1. The shareholders at a General Shareholders' Meeting shall decide the matters assigned thereto by the Law, these By-Laws or the Regulations for the General Shareholders' Meeting, and particularly regarding the following:

   (a) Appointment and removal of Directors, as well as approval of the appointment of Directors designated by interim appointment to fill vacancies.

   (b) Approval, if applicable, of the establishment of systems for compensation of the Company's Directors and senior managers, consisting of the delivery of shares or of rights therein, or a compensation that takes as its reference the value of the shares.

   (c) Appointment and removal of Auditors.

   (d) Review of corporate management and approval, if appropriate, of the financial statements from the prior fiscal year and decision as to the allocation of the profits or losses thereof.

   (e) Increase or reduction in share capital, as well as delegation to the Board of Directors of the power to increase share capital.

   (f) Issuance of debentures and other negotiable securities and delegation to the Board of Directors of the power for the issuance thereof.

   (g) Authorization to the Board of Directors for the derivative acquisition of the Company's own shares.

   (h) Approval and amendment of the Regulations for the General Shareholders' Meeting.

   (i) Amendment of the By-Laws.

(j) Dissolution, merger, split-off, transformation, and overall assignment of assets and liabilities of the Company.

2. In addition, the shareholders acting at a General Shareholders' Meeting shall decide any matter submitted to them by the Board of Directors.

Article 14. ORDINARY AND EXTRAORDINARY GENERAL SHAREHOLDERS' MEETING

1. The shareholders acting at an ordinary General Shareholders' Meeting, which shall be previously called for such purpose, must meet within the first six (6) months of each fiscal year in order to review corporate management, approve financial statements from the prior fiscal year, if appropriate, and decide upon the allocation of profits or losses from such fiscal year. Resolutions may also be adopted at the ordinary General Shareholders' Meeting regarding any other matter within the power of the shareholders, provided that such matter appears on the agenda and that the General Shareholders' Meeting has been convened with the required share capital in attendance.

2. Any General Shareholders' Meeting not provided for in the foregoing paragraph shall be deemed an extraordinary General Shareholders' Meeting and shall be held at any time of the year, provided that the Board of Directors deems such meeting to be appropriate.

Article 15. CALL OF THE GENERAL SHAREHOLDERS' MEETING

1. The General Shareholders' Meeting must be called by the Board of Directors through an announcement published in the Official Bulletin of the Commercial Registry and in one of the newspapers of wider circulation in the province where the Company's registered office is located as much in advance as required by the regulations in effect at any time.

2. The Board of Directors must call a General Shareholders' Meeting in the following events:

   (a) In the event set forth in paragraph 1 of Article 14 of these By-Laws.

   (b) If the meeting is requested, in the manner provided for by Law, by shareholders who hold at least five (5%) percent of the share capital, which request sets forth the matters to be dealt with at the General Shareholders' Meeting. In this event, the Board of Directors shall call for the General Shareholders' Meeting to be held within the statutorily prescribed deadline. The Board of Directors must include the requested matters in the agenda.

3. The announcement of the call to meeting must contain all statements required by Law in each case and must set forth the day, place and time of the meeting upon first call and all matters to be dealt with. The announcement may also, if appropriate, set forth the date on which the General Shareholders' Meeting shall proceed upon second call.

4. Shareholders representing at least five (5%) percent of the share capital may request the publication of a supplement to the call of the General Shareholders' Meeting including one or more items in the agenda. This right must be exercised by duly authenticated

notice that must be received at the Company's registered office within the period established by law after the publication of the call to meeting. The supplement to the call to meeting must be published within the statutorily prescribed deadline.

5. The shareholders at the General Shareholders' Meeting may not deliberate on or decide matters that are not included in the agenda, unless otherwise provided by law.

6. The Board of Directors may require that a Notary Public attend the General Shareholders' Meeting and prepare the minutes thereof. In any event, the Board must require the presence of a Notary under the circumstances provided by Law.

Article 16. SHAREHOLDERS' RIGHT TO RECEIVE INFORMATION

1. From the date of publication of the call of the General Shareholders' Meeting through and including the seventh day prior to the date provided for the first call to meeting, the shareholders may request of the Board of Directors the information or clarifications that they deem are required, or ask written questions that they deem pertinent, regarding the matters contained in the agenda. In addition, upon the same prior notice and in the same manner, the shareholders may request information or clarifications or ask written questions regarding information accessible to the public which has been provided by the Company to the Spanish National Securities Market Commission *[Comisión Nacional del Mercado de Valores]* since the holding of the last General Shareholders' Meeting.

2. During the holding of the General Shareholders' Meeting, the shareholders may verbally request the information or clarifications that they deem appropriate regarding the matters contained in the agenda.

3. The Board of Directors shall be required to provide the information requested under the provisions of the two preceding paragraphs in the form and within the periods provided by these By-Laws, the Regulations for the General Shareholders' Meeting and the Law, except in cases in which it is legally improper, including, specifically, those cases in which, in the opinion of the Chairman, publication of the requested information would prejudice the interests of the Company. This last exception shall not apply when the request is supported by shareholders representing at least one-fourth of the share capital.

4. The call of the ordinary General Shareholders' Meeting shall set forth the means whereby any shareholder may obtain from the Company, without charge and on an immediate basis, the documents that must be submitted for approval by the shareholders at such ordinary General Shareholders' Meeting, as well as the Management Report and the Auditors' Report.

5. When the shareholders are to deal with an amendment to the By-Laws, besides the statements required in each case by Law, the notice of the call must make clear the right of all shareholders to examine at the Company's registered office the complete text of the proposed amendment and the report thereon and to request that such documents be delivered or sent to them without charge.

6. In all cases in which the Law so requires, such information and supplemental documentation as is mandatory shall be made available to the shareholders.

Article 17. ESTABLISHMENT OF A QUORUM FOR THE MEETING

1. The ordinary as well as the extraordinary General Shareholders' Meeting shall be validly established with the minimum quorum required by applicable legislation in effect from time to time, taking into account the matters appearing on the agenda.

2. The absence of shareholders occurring once a quorum for the General Shareholders' Meeting has been established shall not affect the validity of the meeting.

3. If the attendance of shareholders representing a particular percentage of share capital or the consent of specific interested shareholders is required pursuant to applicable legal or by-laws provisions in order to validly adopt a resolution regarding one or more items on the agenda of the General Shareholders' Meeting, and such percentage is not reached or such shareholders are not present in person or by proxy, the shareholders shall be limited to deliberation and decision regarding those items on the agenda which do not require such percentage of capital or the presence of such shareholders in order to be decided.

Article 18. RIGHT TO ATTEND AND TO BE REPRESENTED AT THE MEETING

1. All holders of voting shares may attend the General Shareholders' Meeting and take part in deliberations thereof, with the right to be heard and to vote.

2. In order to exercise the right to attend, shareholders must cause the shares to be registered in their name in the corresponding book-entry registry at least five (5) days prior to the day on which the General Shareholders' Meeting is to be held. This circumstance must be evidenced by means of the appropriate attendance card or validation certificate issued by the entity or entities in charge of book-entry registries, or in any other form allowed by applicable legislation.

3. The members of the Board of Directors must attend the General Shareholders' Meeting. The absence of any of such members shall not affect the validity of the General Shareholders' Meeting.

4. Managers, experts and other persons with an interest in the efficient running of corporate affairs may be authorized to attend the General Shareholders' Meeting by the Chairman thereof. In addition, the Chairman of the General Shareholders' Meeting may grant the press, financial analysts and any other person the Chairman deems appropriate access to such General Shareholders' Meeting, although the shareholders acting thereat may revoke such authorization.

5. All shareholders having the right to attend may be represented at the General Shareholders' Meeting by proxy through another person, even though such person is not a shareholder, if the requirements and formalities established in the Law, these By-Laws and the Regulations for the General Shareholders' Meeting are met.

6. Without prejudice to the provisions of Section 108 of the Companies Law, proxies shall be given in writing or by postal or electronic correspondence, in which case the provisions of the Regulations for the General Shareholders' Meeting shall apply.

7. The Chairman of and the Secretary for the General Shareholders' Meeting shall have the widest powers to recognize the validity of a document or media evidencing representation by proxy; only those which lack the absolute minimum requirements may be deemed invalid, and only provided that the lack thereof cannot be cured.

8. A proxy is always revocable. Personal attendance at the General Shareholders' Meeting of the shareholder granting the proxy shall have the effect of revoking the proxy.

Article 19. PLACE AND TIME OF THE MEETING

1. The General Shareholders' Meeting shall be held at the place indicated in the call to meeting in the municipality where the registered office of the Company is located.

2. If no place is indicated in the call to meeting, it shall be deemed that the meeting shall take place at the Company's registered office.

3. The General Shareholders' Meeting may be attended by going to the place where the meeting is to be held or, if applicable, to other places provided by the Company and indicated in the call to meeting, and which are connected therewith by video conference systems that allow recognition and identification of the parties attending, permanent communication among the attendees regardless of their location, and participation and voting, all in real time. The principal place of the meeting must be located in the municipal area of the Company's registered office, but supplemental locations need not be so located. For all purposes relating to the General Shareholders' Meeting, attendees at any of the sites shall be deemed attendees at the same individual meeting. The meeting shall be deemed to have been held at the principal location thereof.

4. The shareholders may agree to extend their meeting for one or more consecutive days at the proposal of the majority of the Directors in attendance or at the request of shareholders representing at least one-fourth of the share capital present. Regardless of the number of sessions, the General Shareholders' Meeting shall be deemed to be a single meeting, and a single set of minutes shall be prepared for all of the sessions. The Shareholders may also temporarily suspend the meeting under the circumstances and in the manner set forth in the Regulations for the General Shareholders' Meeting.

Article 20. CHAIRMAN, SECRETARY AND PRESIDING COMMITTEE OF THE MEETING

1. The Chairman of the Board of Directors or, in the absence thereof, the Vice-Chairman, shall act as the Chairman of the General Shareholders' Meeting; if there are several Vice-Chairmen, they shall act in the order set forth in paragraph 3 of Article 40 of these By-Laws; in the absence of the foregoing, the longest-serving Director shall serve, and in the absence of all of the above, the shareholder designated for such purpose by the shareholders themselves shall serve.

2. The Secretary of the Board of Directors and, in his absence, the Vice-Secretary of the Board of Directors, shall act as the Secretary for the General Shareholders' Meeting; in the absence of both, the Director with the least amount of time in such position shall serve and, in the absence of all of the above, the shareholder designated for such purpose by the shareholders themselves shall serve.

3. The Chairman and the Secretary, together with the other members of the Board of Directors in attendance, shall constitute the Presiding Committee *[Mesa]* of the General Shareholders' Meeting.

Article 21. LIST OF ATTENDEES

1. Once the Presiding Committee has been formed, and prior to beginning with the agenda, a list of attendees shall be prepared which sets forth the nature or representation of each attendee and the number of their own or other parties' shares present. At the end of the list, there shall be a determination of the number of shareholders present (including those voting from a distance) in person or by proxy at the meeting, as well as the amount of capital they own, with a specification as to which capital corresponds to shareholders with the right to vote. Pursuant to the provisions of the Regulations of the Commercial Registry, the list may be made up of an index file or be prepared in electronic form.

2. Once the list has been prepared, the Chairman shall declare whether or not the requirements for a valid quorum for the General Shareholders' Meeting have been met.

   Questions or claims arising with respect to these matters shall be resolved by the Chairman.

   Immediately thereafter, if appropriate, the Chairman shall declare a quorum for the General Shareholders' Meeting to validly exist.

3. If a Notary Public has been required to prepare the minutes of the meeting, the Notary Public shall ask and make clear in the minutes whether there are reservations or objections regarding the statements of the Chairman in connection with the number of shareholders in attendance and the capital which is present o represented at the meeting.

Article 22. DELIBERATIONS AND VOTING

1. The Chairman shall: direct the meeting such that deliberations are carried out pursuant to the agenda; accept or reject new proposals relating to matters on the agenda; direct the deliberations, granting the floor to shareholders who so request it, and taking the floor away or refusing to grant it when the Chairman deems that a particular matter has been sufficiently debated, is not included in the agenda or hinders the progress of the meeting; indicate the time for voting; calculate the votes, with the assistance of the Secretary for the General Shareholders' Meeting; proclaim the results thereof; temporarily suspend the General Shareholders' Meeting; close the meeting; and, in general, exercise all powers, including those of order and discipline, which are required to properly hold the General Shareholders' Meeting.

2. The Chairman, even when present at a session, may entrust management of debate to a Director the Chairman deems appropriate or to the Secretary, who shall carry out these

duties on behalf of the Chairman, and the Chairman may retake them at any time. In the event of temporary absence or supervening disability, the appropriate person pursuant to the provisions of paragraph 1 of Article 20 shall assume the duties of Chairman.

3. Resolutions shall be voted upon by the shareholders at the General Shareholders' Meeting pursuant to the provisions of the following articles and the Regulations for the General Shareholders' Meeting.

Article 23. CASTING OF VOTES FROM A DISTANCE

1. Shareholders may cast their vote regarding proposals relating to the items included in the agenda by mail or by electronic communication.

2. Mail votes shall be cast by sending to the Company a document in which such vote is recorded, accompanied by the attendance card issued by the entity or entities in charge of the book-entry registry.

3. Votes by electronic communication shall be cast using a recognized electronic signature or other type of guarantee that the Board of Directors deems best ensures the authenticity and identification of the shareholder exercising the right to vote, which shall be accompanied by a copy of the attendance and voting card in an unalterable electronic format.

4. Votes cast by either of the means set forth in the preceding paragraphs must be received by the Company before midnight on the day immediately prior to the date provided for the holding upon first call of the General Shareholders' Meeting. Otherwise, the vote shall be deemed not to have been cast.

5. The distance voting referred to in this article shall be rendered void:

    a) By subsequent express revocation made by the same means used to cast the vote and within the period established for such voting.

    b) By attendance at the General Shareholders' Meeting in person or by proxy of the shareholder casting the vote.

6. The Board of Directors is empowered to elaborate upon the foregoing provisions by establishing state-of-the-art rules, means and procedures in order to organize the casting of votes and grant of proxies by electronic means, following, if applicable, the rules and regulations issued for such purpose and these By-Laws.

    Specifically, the Board of Directors may (i) establish rules for the use of guarantees other than electronic signatures for casting electronic votes pursuant to the provisions of paragraph 3 above, and (ii) reduce the advance period set forth in paragraph 4 above for receipt by the Company of votes cast by postal or electronic communication.

    In any event, the Board of Directors shall adopt the measures needed to avoid possible deception and to ensure that the person casting a vote or granting a proxy by postal or electronic communication has the right to do so pursuant to the provisions of Article 18

of these By-Laws and the provisions of the Regulations for the General Shareholders' Meeting.

The implementing rules adopted by the Board of Directors pursuant to the provisions of this paragraph shall be published on the Company's website.

7. Shareholders who cast votes from a distance pursuant to the provisions of this article shall be deemed present for purposes of determining the establishment of a quorum for the General Shareholders' Meeting in question.

8. Remote attendance at the General Shareholders' Meeting by means of data transmission and simultaneously and distance electronic voting during the holding of the General Shareholders' Meeting may be admitted if it is so established in the Regulations for the General Shareholders' Meeting, subject to the requirements set forth therein.

Article 24. APPROVAL OF RESOLUTIONS

1. The shareholders, acting at an ordinary or extraordinary General Shareholders' Meeting, shall adopt resolutions with the majorities of votes cast in person or by proxy required by these By-Laws or by the Companies Law.

   Each voting share, whether its holder is present in person or by proxy at the General Shareholders' Meeting, shall grant the holder the right to one vote.

2. The approval of a resolution shall require the favorable vote of one-half plus one of the voting shares whose holders are present in person or by proxy at the General Shareholders' Meeting. The foregoing does not affect situations in which these By-Laws or the Law require a greater majority.

Article 25. DOCUMENTATION OF RESOLUTIONS

1. Documentation of shareholder resolutions, the conversion thereof into a public instrument and the registration thereof with the Commercial Registry shall be carried out pursuant to the provisions of Law and the Regulations of the Commercial Registry.

2. The total or partial certificates needed to evidence shareholder resolutions shall be issued and signed by the Secretary of the Board of Directors or by the Vice-Secretary with the approval of the Chairman or, if applicable, of one of the Vice-Chairmen.

SECTION TWO. MANAGEMENT OF THE COMPANY

Article 26. STRUCTURE OF THE COMPANY'S MANAGEMENT

1. Management of the Company is vested in a Board of Directors, an executive committee called the Executive Committee *[Comisión Ejecutiva Delegada]* and, if any and if so resolved by the Board of Directors, a Chief Executive Officer *[Consejero Delegado]*.

2. Each of these bodies shall have the powers set forth in these By-Laws and in the Regulations of the Board of Directors, without prejudice to the provisions of Law.

Article 27. REGULATIONS OF THE BOARD OF DIRECTORS

1. The Board of Directors shall be governed by the provisions set forth in these By-Laws, the Regulations of the Board of Directors, and the Law.

2. The Regulations of the Board of Directors shall take into account and adapt the principles and standards contained in the most widely recognized Good Governance recommendations at all times to the specific circumstances and needs of the Company. This statement is for guidance purposes and does not imply a lessening of the self-regulatory powers and duties of the Board of Directors.

Article 28. POWERS OF THE BOARD OF DIRECTORS

1. The Board of Directors has the power to adopt resolutions regarding all matters not assigned by the Law or these By-Laws to the shareholders acting at the General Shareholders' Meeting.

2. As a general rule, the Board of Directors, which has the widest powers and authority to manage, direct, administer and represent the Company, shall entrust the day-to-day management of the Company to the representative management decision-making bodies and shall focus its activity on the general duty of supervision and on consideration of those matters which are of particular importance to the Company.

   In particular, the Board of Directors, acting upon its own initiative or at the proposal of the corresponding internal decision-making body, shall deal with the matters set forth below (as an example only):

   (a) Draw up the Company's Annual Financial Statements, Management Report and Proposal for the Allocation of Profits or Losses, as well as the consolidated Financial Statements and Management Report, and prepare the financial information that the Company must periodically make public due to its status as listed company.

   (b) Designate Directors to fill vacancies by interim appointment and propose to the shareholders the appointment, approval of the interim appointment, re-election or removal of Directors.

   (c) Designate, renew and terminate internal positions within the Board of Directors and the members of and positions on the Committees established within the Board.

   (d) Set, pursuant to these By-Laws, the compensation policy, the performance assessment policy and the compensation of Directors, after a report of the Nominating and Compensation Committee.

   (e) Approve the appointment and removal of senior managers of the Company, as well as set the compensation or indemnification, if any, payable to them in the event of removal, all at the proposal of the Chief Executive Officer, if any, and with the report of the Nominating and Compensation Committee.

   (f) Approve the compensation policy and the performance assessment, as well as the basic terms and conditions of the contracts with the Company's senior managers, based on the proposal of the Chief Executive Officer, if any, which shall be

submitted to the Board of Directors by the Nominating and Compensation Committee.

(g) Prepare the dividend policy and submit the corresponding proposed resolutions on the allocation of profits or losses to the shareholders at the General Shareholders' Meeting, as well as decide upon the payment of interim dividends.

(h) Decide upon proposals submitted to it by the Executive Committee, the Chief Executive Officer or the Committees of the Board of Directors.

(i) Declare its position regarding all tender offers for the Company's securities.

(j) Submit to the shareholders acting at the General Shareholders' Meeting the proposed amendments to the Regulations for the General Shareholders' Meeting that it deems appropriate in order to improve the operation thereof and the exercise of shareholder rights.

(k) Approve and amend, pursuant to the provisions thereof, the Regulations of the Board of Directors governing its internal organization and operation.

(l) Prepare the annual corporate governance report.

(m) Call the General Shareholders' Meeting.

(n) Carry out resolutions approved by the shareholders at a General Shareholders' Meeting and perform any duties that the shareholders have assigned to it.

(o) Define the structure of general powers of the Company to be granted by the Board itself or by the representative management decision-making bodies mentioned in the first sub-paragraph of paragraph 2 of this article.

(p) Make decisions regarding any other matter within its authority which, in the judgment of the Board of Directors, is deemed to be in the interests of the Company, or which the Regulations of the Board of Directors reserve to the Board as a whole.

3. The Board of Directors, within the scope of its authority relating to the general duty of supervision, acting on its own initiative or at the proposal of the appropriate internal decision-making body, shall also deal with the matters set forth below (as an example only):

(a) Prepare the Company's strategy and general lines of policy, draft programs and state objectives in order to carry out all business activities included in the corporate purpose, all in coordination with the parent or controlling company of Iberdrola Renovables. Specifically, the Board of Directors shall approve: (i) the annual budget; (ii) the investment and financing policy; and (iii) the policy to be adopted by the Company in connection with treasury stock and, especially, the limits thereto.

(b) Promote and supervise the management of the Company, as well as the fulfillment of established objectives.

(c) Establish the risk control and management policy, identify the principal risks to the Company and organize appropriate internal control and information systems, as well as carry out a periodic monitoring of such systems.

(d) Set the foundations of the corporate organization in order to ensure the greatest efficiency thereof and effective supervision by the Board of Directors.

(e) Set policy regarding the provision of information to shareholders and to the markets in general under the standards of transparency and truthfulness of the information.

Article 29. REPRESENTATION OF THE COMPANY

1. Representation of the Company both in and out of court shall be the purview of the Board of Directors, its Chairman, the Executive Committee and, if any and if approved by the Board of Directors, a Chief Executive Officer.

2. The Board of Directors and the Executive Committee shall have the power to represent the Company when acting collectively. The Chairman, and the Chief Executive Officer, if any, shall have the power to represent the Company when acting individually.

3. The resolutions of the Board of Directors or the Executive Committee shall be carried out by its Chairman or by the Director designated in the resolution, either of whom may act individually.

Article 30. COMPOSITION AND APPOINTMENT OF THE BOARD OF DIRECTORS

1. The Board of Directors shall be composed of a minimum of eight (8) Directors and a maximum of fifteen (15), who shall be appointed at the General Shareholders' Meeting, subject to applicable legal provisions. The determination of the number of Directors shall be the purview of the shareholders acting at the General Shareholders' Meeting, for which purpose the shareholders may establish such number either by express resolution or indirectly, through the filling or non-filling of vacancies or the appointment or non-appointment of new Directors within the minimum and maximum numbers mentioned above. Notwithstanding the foregoing, the Board of Directors shall propose to the shareholders at the General Shareholders' Meeting the number of Directors that, according to the circumstances affecting the Company and taking into account the maximum and minimum numbers referred to above, best suits the Good Governance recommendations with a view to ensuring the proper representation and effective operation of the Board.

   The foregoing shall be deemed to be without prejudice to the right of proportional representation to which the shareholders are entitled under the provisions of the Companies Law.

2. The following may not be appointed as Directors:

   (a) Domestic or foreign companies competing with the Company, or the directors or senior managers thereof. In no event shall companies belonging to the same group as the Company be deemed to be competitor companies.

   (b) Persons holding the position of director in more than four (4) companies with shares trading on domestic or foreign securities exchanges.

   (c) Persons who, during the two (2) years prior to their appointment, have occupied high-level positions in the government which are incompatible with the simultaneous performance of the duties of a director of a listed company under national or autonomous community legislation, or positions of responsibility with

entities regulating the energy industry, the securities markets or other industries in which the Company operates.

(d) Persons who are under any other circumstance of incompatibility or prohibition governed by provisions of a general nature.

Article 31. TYPES OF DIRECTORS

1. The following shall be deemed:

   - Executive Directors: those who perform senior management duties or are employees of the Company or of its group. For the purposes hereof, companies that may be deemed to be subsidiaries of or controlled by Iberdrola Renovables pursuant to Section 4 of Law 24/1988, of July 28, on the Securities Market, shall be deemed to form a part of the Iberdrola Renovables group.
   - External proprietary Directors (representing a major shareholder): (a) those who own a shareholding interest that is greater than or equal to the interest that is considered significant by law or who have been appointed owing to their status as shareholders, although their shareholding interest does not reach such amount; and (b) those whose appointment has been proposed by shareholders of the type described in the preceding letter (a).
   - External independent Directors: those who, having been appointed because of their personal and professional qualities, may carry out their duties without being conditioned by relationships with the Company, its significant shareholders or its managers.
   - Other external Directors: those external Directors that may not have status as proprietary or independent directors.

   The Regulations of the Board of Directors may further elaborate upon and develop these concepts.

2. The Board of Directors shall be composed such that:

   (a) External proprietary and independent Directors represent a large majority on the Board of Directors, and the number of executive directors is the minimum number required, taking into account the complexity of the group to which the Company belongs and the shareholding interest percentage represented by proprietary Directors.

   (b) Among external Directors, the relation between the number of proprietary Directors and the number of independent Directors will tend to reflect, to the extent possible, the ratio of the capital of the Company represented by proprietary Directors to the rest of the capital.

   The provisions of letters (a) and (b) above shall be mandatory for the Board of Directors, which shall comply with such provisions when exercising its power to propose appointments to the shareholders at the General Shareholders' Meeting and to make interim appointments to fill vacancies, and shall merely serve as guidance for the shareholders at the General Shareholders' Meeting.

3. The status of each Director shall be explained by the Board of Directors to the shareholders at the General Shareholders' Meeting at which the appointment thereof must be made or approved, and shall be confirmed or, if applicable, revised annually in the annual corporate governance report after verification by the Nominating and Compensation Committee.

Article 32. DESIGNATION OF POSITIONS

1. The Board of Directors shall elect from among its members a Chairman and, if it so decides, one or more Vice-Chairmen, at the proposal of the Chairman and after a report of the Nominating and Compensation Committee.

2. At the proposal of the Chairman and after a report of the Nominating and Compensation Committee, the Board of Directors shall appoint a Secretary and, if applicable, a Vice-Secretary, who need not be Directors. In the absence of the Secretary and the Vice-Secretary, the Director appointed by the Board of Directors from among those attending the meeting in question shall act as such.

   In addition, the Board of Directors shall appoint a Corporate Counsel *[Letrado Asesor]* to the Company's management decision-making bodies if such position is required under applicable law. The Secretary, or the Vice-Secretary, if any, may perform the duties of Corporate Counsel if they are practicing attorneys-at-law and satisfy the other requirements established by applicable law and it is so determined by the Board of Directors.

3. The Chairman, Vice-Chairmen and, if applicable, the Secretary and Vice-Secretary of the Board of Directors who are re-elected as members of the Board of Directors by the shareholders at the General Shareholders' Meeting, shall continue to perform the duties they previously carried out within the Board of Directors, without the need for a new election and without prejudice to the Board of Directors' power of revocation with respect to such positions.

Article 33. MEETINGS OF THE BOARD OF DIRECTORS

1. The Board of Directors shall meet with the frequency it deems appropriate, but at least once a month unless the Chairman, in his sole judgment, deems it appropriate to suspend any of such sessions. The Board shall also meet in the cases provided for in the Regulations of the Board of Directors. Meetings shall take place at the Company's registered office or at the place, in Spain or abroad, indicated in the call to meeting.

2. The call to meeting of the Board of Directors shall be carried out by means of letter, fax, telegram, e-mail or any other means, and shall be authorized under the signature of the Chairman, or of the Secretary or Vice-Secretary, by order of the Chairman. Notice of the call shall be given as much in advance as is necessary for the Directors to receive it no later than the third day prior to the date of the meeting, except in the case of emergency meetings. Excepted from the foregoing shall be those instances in which the Regulations of the Board of Directors prescribe that notice of specific length be given. The call to meeting shall always include, unless this requirement may be dispensed with

upon sufficient grounds, the agenda for the meeting and, if appropriate, an attachment containing any information deemed necessary.

3. Without prejudice to the foregoing, the Board of Directors shall be deemed to have validly met without the need for a call if all of the Directors present in person or by proxy unanimously agree to hold the meeting as a plenary meeting and to the items of the agenda to be dealt with.

4. Meetings of the Board of Directors may also be held in several places connected by a conference system which permits the recognition and identification of the attendees, permanent communication among the attendees regardless of their location, and participation in discussion and the casting of votes, all in real time. Attendees at any of such places shall be deemed to have attended the same meeting for all purposes relating to the Board of Directors. The meeting shall be deemed to have been held where the majority of the Directors are located and, if they are located in different places in equal numbers, where the Director chairing the meeting is located.

5. If no Director is opposed thereto, voting by the Board may occur in writing without a meeting. In this instance, the Directors may deliver to the Chairman (or to the Secretary or Vice-Secretary acting on the Chairman's behalf) their votes and the considerations they wish to appear in the minutes, using the same methods mentioned in paragraph 2 above. Resolutions adopted by this procedure shall be recorded in minutes prepared pursuant to the provisions of Law.

Article 34. QUORUM FOR THE MEETING AND MAJORITIES REQUIRED TO ADOPT RESOLUTIONS

1. The Board of Directors shall validly meet when at least one-half plus one of the Directors are present in person or by proxy.

2. All of the Directors may cast their vote and give their proxy in favor of another Director. The proxy granted shall be a special proxy for the Board meeting in question, and may be communicated by any of the means set forth in paragraph 2 of the preceding Article.

3. The Chairman shall organize the debate, stimulating the participation of all of the Directors in the deliberations of the Board.

4. Resolutions shall be adopted by absolute majority of the Directors present at the meeting in person or by proxy, except when the resolutions refer to a permanent delegation of powers of the Board of Directors to the Executive Committee or to the Chief Executive Officer, if any, and to the appointment of Directors to hold office as such, which shall require for validity the favorable vote of two-thirds of the Directors. In order to be valid, amendments to the Regulations of the Board of Directors shall require the favorable vote of two-thirds of the Directors present at the meeting in person or by proxy. The foregoing shall not apply in those instances in which the By-Laws or the Law provide for a greater majority. In the event of a tie, the Chairman of the Board of Directors shall have the tie-breaking vote.

Article 35. FORMALIZATION OF RESOLUTIONS

1. The deliberations and resolutions of the Board of Directors shall be recorded in a book of minutes, which minutes shall be signed by the Chairman and the Secretary, or by the person acting in their stead.

2. Total or partial certifications which are required to record the resolutions of the Board of Directors shall be issued and signed by the Secretary or the Vice-Secretary of the Board of Directors with the approval of the Chairman or, if applicable, of one of the Vice-Chairmen.

Article 36. COMMITTEES OF THE BOARD OF DIRECTORS

1. The Board of Directors must create and maintain an Executive Committee, an Audit and Compliance Committee and a Nominating and Compensation Committee.

2. The Board of Directors may also create other Committees or Commissions with such powers as are determined by the Board of Directors.

Article 37. EXECUTIVE COMMITTEE

1. There shall be an executive committee permanently operating as the representative of the Board of Directors, which committee shall be called the Executive Committee, and which shall have by delegation all of the powers of the Board of Directors that may be delegated pursuant to the law or the By-Laws, unless otherwise determined by the Board of Directors. The Executive Committee shall be composed of the Directors designated by favorable vote of two-thirds of the Directors, and renewals shall occur at the times, in the manner and in the number determined by the Board of Directors, which shall also establish rules for the operation thereof.

2. The Executive Committee shall be composed of the number of Directors decided by the Board of Directors, with a minimum of three (3) Directors and a maximum of six (6). The Chairman of the Board of Directors or, in the absence thereof, the Director that the Board of Directors designates from among the members of the Executive Committee, shall act as the Chairman of the Executive Committee. The Secretary of the Board of Directors or, in the absence thereof, the Vice-Secretary of the Board of Directors or, in the absence of both, the Director appointed by the Executive Committee among those who sit thereon and are in attendance at the meeting in question shall act as Secretary of the Committee.

3. The Executive Committee shall meet at least one (1) time per month and as many other times as deemed appropriate by the Chairman, who may also suspend one or more of the ordinary meetings when deemed appropriate in his sole judgment. In addition, the Executive Committee shall meet when so requested by two (2) Directors who are members thereof. The Executive Committee shall deal with all matters within the power of the Board of Directors which, in the sole judgment of the Committee, should be resolved without further delay, excepting only the drawing-up of the financial statements, the presentation of the balance sheets at the General Shareholders' Meeting, the powers which are given by the shareholders to the Board of Directors without the

power of delegation and the powers of the Board of Directors that may not be delegated pursuant to legal or by-law restrictions. Resolutions adopted by the Executive Committee shall be reported to the Board of Directors at the next meeting of the Board following the meetings of the Committee.

4. Meetings of the Executive Committee shall be validly held when at least one-half plus one of the Directors sitting thereon are present in person or by proxy.

5. Resolutions of the Executive Committee shall be adopted by majority of the Directors sitting on the Committee who are present at the meeting in person or by proxy. In the event of a tie, the Chairman shall have the tie-breaking vote.

6. The provisions of these By-Laws regarding the operation of the Board of Directors and, in particular, those governing the call to meetings, the grant of a proxy to another Director, plenary meetings, casting of votes in writing and without a meeting and approval of the minutes of the meetings, shall apply to the Executive Committee, to the extent they are not incompatible with the nature thereof.

Article 38. AUDIT AND COMPLIANCE COMMITTEE

1. The Board of Directors shall create a permanent Audit and Compliance Committee, which shall be composed of a minimum of three (3) Directors and a maximum of five (5) Directors appointed by the Board of Directors from among the external Directors who are not members of the Executive Committee. The Audit and Compliance Committee shall have a Chairman, who must be one of the independent Directors that are members of the Committee, and a Secretary, who need not be a Director, appointed by the Board of Directors.

   Unless otherwise decided by the Board of Directors, the Directors sitting on the Audit and Compliance Committee shall hold their positions for so long as they remain Directors of the Company. Renewal and re-election to and removal from office of the Directors sitting on the Committee shall be governed by resolution of the Board of Directors. The position of Chairman shall be held for a maximum period of (4) years, after which period such person may not be re-elected until the passage of one year from ceasing to act as such, without prejudice to such person continuing or being re-elected as a member of the Committee.

2. In all events, the Audit and Compliance Committee shall have the power to:

   (a) Report to the General Shareholders' Meeting with respect to matters raised therein by shareholders regarding its powers.

   (b) Propose appointments of the Company's Auditors to the Board of Directors for submission to the General Shareholders' Meeting.

   (c) Supervise the management of the Internal Audit Area, which will be functionally controlled by the Chairman of the Audit and Compliance Committee.

   (d) Know the process for gathering financial information and associated internal systems for monitoring risks relevant to the Company.

(e) Receive information from the Auditors regarding matters that might risk the independence thereof which are related to the auditing procedure and generally regarding any other information provided for in legislation regarding the auditing of financial statements and in the technical auditing regulations in effect at any time.

(f) Report in advance on the Company's annual corporate governance report and ensure compliance with legal requirements and those of the Codes of Professional Conduct and Good Governance adopted by the Board of Directors.

(g) Exercise such other powers, if any, as may be assigned to it by these By-Laws, the Regulations of the Board of Directors or the Board of Directors.

3. For purposes of the operation of the Committee, it shall meet as many times as its Chairman deems necessary for the fulfillment of its obligations, and at least four (4) times per year, or when requested by at least one-half of its members.

   Meetings of the Committee shall be validly held when one-half plus one of its members are present in person or by proxy, and shall adopt resolutions by majority of the members present in person or by proxy. In the event of a tie, the Chairman shall have the tie-breaking vote.

4. The Audit and Compliance Committee shall submit for approval of the Board of Directors a Report of its activities during the fiscal year, which shall thereafter be made available to shareholders and investors on occasion of the call of the ordinary General Shareholders' Meeting.

5. The foregoing rules shall be developed by the Board of Directors in the Regulations of the Board of Directors, always favoring independence in the operation of the Committee.

Article 39. NOMINATING AND COMPENSATION COMMITTEE

1. The Board of Directors shall create a permanent Nominating and Compensation Committee, which shall be an internal informational and consultative body without executive powers, and which shall have the information, advisory and proposal-making powers within its scope of action as set forth in paragraph 2 of this article. The Nominating and Compensation Committee shall be composed of a minimum of three (3) Directors and a maximum of five (5), appointed by the Board of Directors from among the external Directors. A majority of the Directors serving on the Committee shall be independent Directors. The Board of Directors shall also appoint the Chairman thereof from among the Directors sitting on such Committee, which Chairman must be an independent Director, as well as its Secretary, who need not be a Director.

   Unless otherwise decided by the Board of Directors, the Directors sitting on the Nominating and Compensation Committee shall hold their positions for so long as they remain Directors of the Company. Renewal and re-election to and removal from office of the Directors sitting on the Committee shall be governed by resolution of the Board of Directors.

2. The Nominating and Compensation Committee shall have the power to supervise the procedure for selecting members of the Board of Directors and senior managers of the Company (the latter at the proposal of the Chief Executive Officer, if any), as well as to

assist the Board of Directors in the determination and supervision of the compensation policy for such persons.

In particular, the Nominating and Compensation Committee shall have the power to:

(a) Report on and review the criteria that should be followed in composing the Board of Directors and in selecting candidates, defining their duties and necessary qualifications and assessing the time and dedication required for the proper performance of their duties.

(b) Bring independent Director designation proposals to the Board of Directors for the interim appointment thereof to fill a vacancy or, as the case may be, for submission of such proposals to a decision by the shareholders at the General Shareholders' Meeting, as well as proposals for the re-election or removal of said Directors by the shareholders at the General Shareholders' Meeting.

Report to the Board of Directors on proposals to appoint non-independent Directors on an interim basis to fill vacancies or, if applicable, for submission of such proposals to a decision by the shareholders at the General Shareholders' Meeting, as well as on proposals for the re-election or removal of said Directors by the shareholders at the General Shareholders' Meeting.

(c) Propose to the Board of Directors the members who should make up each of the Committees.

(d) Propose to the Board of Directors the system and amount of annual Director compensation, as well as the individual compensation of executive Directors and other terms and conditions of their contracts, in all cases pursuant to the provisions of these By-Laws.

(e) Report to the Board of Directors regarding the appointment and/or removal of senior managers of the Company, as well as regarding the compensation or indemnification, if any, that may be established in the event of removal of such senior managers, all at the proposal of the Chief Executive Officer, if any.

(f) Submit to the Board of Directors, together with the corresponding reports, the proposals brought to it by the Chief Executive Officer, if any, regarding the compensation policy applicable to senior managers and the basic terms and conditions of their contracts.

(g) Report on incentive plans and pension supplements.

(h) Periodically review the compensation programs, evaluating the adequacy and results thereof.

(i) Exercise such other powers, if any, as are assigned to it by these By-Laws, the Regulations of the Board of Directors or the Board of Directors.

3. For purposes of the operation of the Committee, it shall meet as many times as needed, in the opinion of its Chairman, to fulfill its obligations, and at a minimum once each quarter or when so requested by at least one-half of the Directors sitting on the Committee.

A valid quorum shall exist when one-half plus one of the Directors sitting on the Committee are present in person or by proxy, and resolutions thereof shall be adopted by a majority of votes. In the case of a tie, the Chairman shall have the tie-breaking vote.

4. The foregoing rules shall be developed by the Board of Directors in the Regulations of the Board of Directors.

Article 40. CHAIRMAN AND VICE-CHAIRMAN OR VICE-CHAIRMEN

1. The Chairman of the Board of Directors shall be considered the President of the Company and of all of the management decision-making bodies of which the Chairman is a member, which he shall permanently represent.

2. The Chairman shall exercise the following powers in addition to the powers conferred by these By-Laws and the Law:

   (a) To call and preside over meetings of the Board of Directors and the Executive Committee, if any, in the manner established by these By-Laws, setting the agenda for meetings and directing discussion and debate.

   (b) To preside over the General Shareholders' Meeting and direct the discussion and debate therein.

   (c) To bring to the Board of Directors those proposals which the Chairman deems appropriate for the efficient running of the Company, particularly those corresponding to the operation of the Board of Directors itself and other corporate decision-making bodies, as well as proposing the appointment of internal positions within the Board of Directors.

   (d) To represent the Company before public entities and any industry or employers' bodies.

3. In the event of the absence, sickness or disability of the Chairman of the Board of Directors, the Chairman shall be replaced by the Vice-Chairman, if any; if there are several, the person replacing the Chairman shall be the Vice-Chairman that is expressly appointed by the Chairman; in default of the foregoing, the Vice-Chairman having the longest length of service and, if equal lengths of service, the oldest; and if there is no Vice-Chairman, the longest-serving Director and, in case of equal lengths of service, the oldest.

Article 41. CHIEF EXECUTIVE OFFICER

1. The Board of Directors, at the proposal of the Chairman after a report of the Nominating and Compensation Committee and with the favorable vote of two-thirds of the Directors, may appoint a Chief Executive Officer from among the Directors, with the powers it deems appropriate and which may be delegated pursuant to these By-Laws and the Law.

2. The Chief Executive Officer may propose to the Board of Directors, for its approval after a report of the Nominating and Compensation Committee, the definition and reorganization of the Company's organizational structure, the appointment and removal of senior managers, and the compensation or indemnification, if any, payable thereto in

the event of removal. In addition, the Chief Executive Officer may propose to the Nominating and Compensation Committee, for submission by it to the Board of Directors, the compensation policy as well as the basic terms and conditions of the contracts with the senior managers of the Company.

Article 42. GENERAL DUTIES OF DIRECTORS

1. In the performance of his duties, a Director shall act in good faith and with the diligence of a prudent businessman and a faithful representative, and shall comply with the duties prescribed by the By-Laws, the Regulations of the Board of Directors and the Law, acting in furtherance of the corporate interests.

2. The Regulations of the Board of Directors shall elaborate upon the specific obligations of Directors stemming from the duties of confidentiality, non-competition and faithfulness, with special focus on conflict of interest situations.

Article 43. TERM OF OFFICE AND FILLING OF VACANCIES

1. The Directors shall serve in their position for a term of five (5) years, so long as the shareholders acting at the General Shareholders' Meeting do not resolve to remove or dismiss them and they do not resign from their position. In particular, the Directors must submit their resignation from the position and formalize their withdrawal upon the occurrence of any of the instances of incompatibility or prohibition against performing the duties of director provided by Law, as well as the events in which the Regulations of the Board of Directors so provide.

2. Directors may be re-elected to one or more terms of five (5) years.

3. Vacancies which occur may be filled by the Board of Directors by making interim appointments among the shareholders pursuant to the Law until the next General Shareholders' Meeting, whereat the shareholders shall approve the appointments or elect the persons who should replace the Directors designated by interim appointment, or shall withdraw the vacant positions.

Article 44. DIRECTOR COMPENSATION

1. The Directors, in their capacity as members of the Board of Directors, shall have the right to receive compensation from the Company consisting of (a) a fixed payment; and (b) fees for attending meetings of the Board and the Committees thereof.

   The total amount of compensation that the Company may pay to the members of the Board for the items set forth in the preceding paragraph shall not exceed the amount to be determined by the shareholders at the General Shareholders' Meeting for such purposes. The amount set by the shareholders at the General Shareholders' Meeting shall be maintained for so long as it is not modified by a new resolution of the shareholders at the General Shareholders' Meeting.

   The setting of the exact amount to pay within the limit set by the shareholders at the General Shareholders' Meeting, the distribution thereof among the various Directors, the

standards to take into account for distribution thereof among the various Directors, the frequency of payment, and, in general, all that is not provided for by the shareholders acting at the General Shareholders Meeting, shall be the responsibility of the Board of Directors, following a proposal from the Nominating and Compensation Committee.

2. Independently of the provisions of the foregoing paragraph, and subject always to the approval of the shareholders, the compensation of Directors may also consist of the delivery of shares or options thereon, as well as a payment which takes as its reference the value of the Company's shares.

3. All rights and duties arising from membership on the Board of Directors shall be compatible with all other rights, duties and indemnification to which the Director may be entitled by reason of other employment or professional relationships, if any, that such Director may have with the Company. The fixed and variable compensation and the indemnification arising from the corresponding contracts shall be included in and paid with a charge to the by-law allocation accorded to the Board of Directors in the preceding paragraph 1.

Article 45. POWERS OF INFORMATION AND INSPECTION

1. A Director shall have the broadest powers to obtain information regarding any aspect of the Company, to examine its books, records, documents and other records of corporate transactions, to inspect its facilities, and to communicate with the senior managers of the Company.

2. The exercise of the powers of information shall first be channeled through the Chairman, the Chief Executive Officer, if any, or the Secretary of the Board of Directors.

Article 46. ANNUAL CORPORATE GOVERNANCE REPORT

1. The Board of Directors shall, on an annual basis and following a report by the Audit and Compliance Committee, annually approve a corporate governance report for the Company which shall include all specifications provided for by law and any other specifications which the Board of Directors deems appropriate to include therein.

2. The annual corporate governance report shall be approved prior to the publication of the call of the Company's ordinary General Shareholders' Meeting for the fiscal year to which such report refers, and shall be made available to the shareholders together with other documents relating to the General Shareholders' Meeting.

3. In addition, the annual corporate governance report shall be publicly disseminated as provided in the securities markets rules and regulations.

Article 47. WEBSITE

The Company shall maintain a website for shareholders' and investors' information, which shall include the documents and information provided for by Law, and at least the following:

1. The current By-Laws, as well as the amendments thereto made in the last twelve (12) months.
2. The current Regulations for the General Shareholders' Meeting.
3. The current Regulations of the Board of Directors and, if applicable, the current Regulations of the Committees of the Board of Directors.
4. The sustainability report or annual report for the last two (2) closed fiscal years, which will be published after preparation thereof for submission to the shareholders at the General Shareholders' Meeting.
5. The current Internal Regulations for Conduct in the Securities Markets.
6. The annual corporate governance report for the last closed fiscal year.
7. The information regarding the call to meeting, the agenda, the proposed resolutions, and any other relevant information that the shareholders may need in order to vote, starting upon publication of the first notice of the call to any ordinary or extraordinary General Shareholders' Meeting.
8. The information on the proceedings of the General Shareholders' Meetings held during the current and the prior fiscal years, and particularly, on the agenda, the composition of the General Shareholders' Meeting at the time when it is convened, and the resolutions adopted, with a statement of the number of votes cast and the direction of such votes on each of the proposals included in the agenda.
9. The existing channels of communication between the Company and the shareholders and, in particular, explanations pertinent to the exercise of a shareholder's right to receive information, indicating the postal and e-mail addresses to which the shareholders may direct their requests, which channels shall have been established for each General Shareholders' Meeting from the publication of the first notice of the call to meeting until the holding thereof.
10. The means and procedures for granting a proxy to attend a General Shareholders' Meeting, established for each Meeting from the moment of the call to meeting until the holding thereof.
11. The means and procedures for casting votes from a distance, including, where applicable, the forms required to evidence attendance and the casting of votes by means of data transmission at the General Shareholders' Meeting, established for each Meeting from the moment of the call to meeting until the holding thereof.
12. All significant events *[hechos relevantes]* of which notice was given to the National Securities Market Commission during the current fiscal year and the last closed fiscal year.

TITLE IV. ANNUAL FINANCIAL STATEMENTS, DISTRIBUTION OF PROFITS, DISSOLUTION AND LIQUIDATION

Article 48. FISCAL YEAR AND DRAWING-UP OF ANNUAL FINANCIAL STATEMENTS

1. The fiscal year shall commence on January 1 of each year and shall end on December 31.

2. The Annual Financial Statements (consisting of the Balance Sheet, the Profit and Loss Statement and the Notes to the Financial Statements) and the Management Report shall be prepared in compliance with the structure, principles and guidelines contained in current applicable provisions.

3. Within the first three (3) months of the year, the Board of Directors shall draw up the Annual Financial Statements, the Management Report and the Proposal for the Allocation of Profits or Losses and, if applicable, the consolidated Financial Statements and Management Report. The Annual Financial Statements and the Management Report must be signed by all the Directors. If the signature of any of them is missing, an indication of such circumstance shall be inserted into each of the documents where it is so missing, with express reference to the reason therefor.

Article 49. AUDITORS

1. The Annual Financial Statements and the Management Report of the Company, as well as the consolidated Annual Financial Statements and Management Report, must be reviewed by Auditors.

2. The Auditors shall be appointed by the shareholders acting at a General Shareholders' Meeting prior to the end of the fiscal year to be audited, for a fixed initial period that shall not be less than three (3) years nor greater than nine (9), to be counted from the date of commencement of the first fiscal year to be audited; the Auditors may be re-elected by the shareholders once the initial period has expired, upon the terms and for the periods provided by Law.

3. The Auditors shall prepare a detailed report on the results of their actions pursuant to the legal provisions governing the Auditing of Financial Statements.

Article 50. APPROVAL OF FINANCIAL STATEMENTS AND ALLOCATION OF PROFITS/LOSSES

1. The Annual Financial Statements of the Company and the consolidated Financial Statements shall be submitted for approval of the shareholders at the General Shareholders' Meeting.

2. The shareholders shall decide at the General Shareholders' Meeting upon the Allocation of Profits or Losses for the fiscal year in accordance with the approved Balance Sheet.

3. Once such payments as are provided for by the Law or these By-Laws have been made, dividends may only be distributed with a charge against the profits for the fiscal year or against unappropriated reserves, if the book value of net assets is not less than the share capital, or does not become so as a result of the distribution.

4. If the shareholders resolve to distribute dividends, they shall establish the time and form of payment thereof. The establishment of these standards and of any others that may be required or appropriate to carry out the resolution may be delegated to the Board of Directors.

5. The shareholders may resolve at the General Shareholders' Meeting that the dividend be paid totally or partially in kind, provided that:

   (a) the assets or securities to be distributed are homogeneous;

   (b) they are listed on an official exchange at the time the resolution is made effective, or the Company duly guarantees the liquidity thereof within a maximum period of one year; and

   (c) they are not distributed for a lesser value than the value set forth for them in the Balance Sheet of the Company.

6. The distribution of dividends to shareholders shall be made in proportion to their paid-up capital.

Article 51. FILING OF THE APPROVED FINANCIAL STATEMENTS

The Board of Directors shall file the Annual Financial Statements and the Management Report of the Company, as well as the consolidated Financial Statements and Management Report, together with the corresponding Reports prepared by the Auditors and all other mandatory documents, in such manner and within such periods as are prescribed by Law.

Article 52. GROUNDS FOR DISSOLUTION

The Company shall be dissolved upon the occurrence of any of the events set forth in the Companies Law.

Article 53. LIQUIDATION OF THE COMPANY

1. From the moment the Company declares itself to be in liquidation, the Board of Directors shall cease to hold office and the Directors shall become liquidators of the Company. They shall make up a collective body which must be composed of an odd number of members. If necessary for such purpose, the Director having the least length of service since appointment shall cease to hold office.

2. During the liquidation period, the provisions of these By-Laws governing the calling and holding of General Shareholders' Meetings shall be complied with, and the shareholders shall be informed of the progress of the liquidation, so that the shareholders may adopt such resolutions as they deem appropriate.

3. All liquidating operations shall be carried out with due observance of applicable law.

Article 54. SUPERVENING ASSETS AND LIABILITIES

1. If corporate property appears after the entries relating to the Company have been cancelled, the liquidators shall assign to the former shareholders the additional share to which they may be entitled, for which purpose such property shall be first converted into cash where necessary.

   After the passage of six (6) months from the date on which the liquidators were required to comply with the provisions of the foregoing, without the former shareholders having been assigned the additional share, or in the absence of liquidators, any interested party may file a petition with the Court of First Instance of the Company's last registered office for the appointment of a person to replace the liquidators in the performance of their duties.

2. The former shareholders shall be jointly and severally liable for all unpaid corporate liabilities up to the amount of what they may have received as their share in liquidation, without prejudice to the liability of the liquidators in the event of fraudulent or negligent conduct.

3. In order to comply with formal requirements relating to legal acts performed prior to the cancellation of the entries of the Company, or whenever necessary, the former liquidators may formalize legal acts in the name of the defunct Company following its cancellation in the registry. In the absence of liquidators, any interested party may file a petition for formalization by the Court of First Instance of the place where the last registered office of the Company was located.

TITLE V. FINAL PROVISIONS

SOLE FINAL PROVISION. JURISDICTION FOR THE RESOLUTION OF DISPUTES

In connection with all litigious disputes that may arise between the Company and the shareholders with regard to the corporate affairs, both the Company and the shareholders waive the right to resort to their own jurisdiction and expressly submit to the jurisdiction of the courts of the place where the Company's registered office is located, except in those cases in which another jurisdiction is imposed by law.

Appointment of Members of the Board of Directors on November 5, 2007

The Company's sole shareholder agreed on November 5, 2007 to appoint as Members of the Board the following persons:

(a) Mr. José Ignacio Sánchez Galán, of legal age, married, of Spanish nationality, with professional domicile at calle Tomás Redondo 1, 28033 Madrid and holder of Tax Id. Number 07780529-C, as Shareholders' Representative Director;

(b) Mr. Alberto Cortina Koplowitz, of legal age, married, of Spanish nationality, with professional domicile at Paseo de la Castellana, 28, 28046 Madrid and holder of Tax Id. Number 05205357-C, as Shareholders' Representative Director;

(c) Mr. Carlos Egea Krauel, of legal age, married, of Spanish nationality, with professional domicile at Gran Vía Escultor Salzillo, 23, 30005 Murcia and holder of Tax Id. Number 22392992-P, as Shareholders' Representative Director;

(d) Mr. Julio Fermoso García, of legal age, married, of Spanish nationality, with professional domicile at Plaza de Los Bandos, 15-17, 37002 Salamanca and holder of Tax Id. Number 09668354-M, as Shareholders' Representative Director;

(e) Mr. Marcos Fernández Fermoselle, of legal age, married, of Spanish nationality, with professional domicile at Rosas de Aravaca, 31 - Urb. La Cárcava - 28023 Aravaca, Madrid and holder of Tax Id. Number 00799525-E, as Shareholders' Representative Director;

(f) Mr. Juan Pedro Hernández-Moltó, of legal age, married, of Spanish nationality, with professional domicile at Parque de San Julián, 20, 16001 Cuenca and holder of Tax Id. Number 21372826-F, as Shareholders' Representative Director;

(g) Mr. José Luis San Pedro Guerenabarrena, of legal age, married, of Spanish nationality, with professional domicile at Tomás Redondo 1, 28033 Madrid

and holder of Tax Id. Number 14.843.127-P, as Shareholders' Representative Director;

(h) Mr. Javier Sánchez-Ramade Moreno, of legal age, married, of Spanish nationality, with professional domicile at Plaza de Colón, 10, 14001 Córdoba and holder of Tax Id. Number 3043589-T, as Shareholders' Representative Director; y

(i) Mr. José Sáinz Armada, of legal age, married, of Spanish nationality, with professional domicile at calle Tomás Redondo 1, 28033 Madrid and holder of Tax Id. Number 686431-L, as Shareholders' Representative Director.

(j) Mr. Xabier Viteri Solaun, of legal age, married, of Spanish nationality, with professional domicile at calle Tomás Redondo 1, 28033 Madrid and holder of Tax Id. Number 14956974-M, as Executive Director.

(k) Mr. Santiago Martínez Lage, of legal age, married, of Spanish nationality, with professional domicile at calle Claudio Coello 37, 28001 Madrid and holder of Tax Id. Number 15.755.327-M, as Independent Director;

(l) Ms. María Helena Antolín Raybaud, of legal age, married, of Spanish nationality, with professional domicile at Crta. Madrid-Irún, km. 244,8, Apartado 2069, 09007 Burgos and holder of Tax Id. Number 13136649-S, as Independent Director;

(m) Mr. Luis Chicharro Ortega, of legal age, married, of Spanish nationality, with professional domicile at Marqués de Villamagna, 3, 28001 Madrid and holder of Tax Id. Number 51320209-X, as Independent Director;

(n) Mr. Manuel Moreu Munaiz, of legal age, married, of Spanish nationality, with professional domicile at calle Bolivia, 5 - 28016 Madrid and holder of Tax Id. Number 50231741-S, as Independent Director; y

(o) Mr. Álvaro Videgain Muro, of legal age, married, of Spanish nationality, with professional domicile at Tres Cruces, 8, 01400 Llodio, Álava and holder of Tax Id. Number 14884781-D, as Independent Director.

Appointment of Executive Officer on November 5, 2007

The Company's Board of Directors agreed on November 5, 2007 to appoint Mr. Xabier Viteri Solaun, of legal age, married, of Spanish nationality, with professional domicile at calle Tomás Redondo 1, 28033 Madrid and holder of Tax Id. Number 14956974-M, as Executive Director with express delegation of all the powers of the Board of Directors, except for those which are not legally or statutory delegable.

<u>TO THE NATIONAL SECURITIES MARKET COMMISSION</u>

ADDITIONAL INFORMATION TO THE PROSPECTUS FOR INITIAL PUBLIC OFFERING OF SHARES OF IBERDROLA RENOVABLES, S.A. UNIPERSONAL

Iberdrola Renovables, S.A. Unipersonal ("**IBERDROLA RENOVABLES**" or the "**Company**") discloses the following information in addition to that contained in the prospectus for the initial public offering (the "**Offering**") of shares of IBERDROLA RENOVABLES registered with the official register of the National Securities Market Commission dated 22 November 2007:

<u>Maximum Retail Price of the Offering</u>

Today, IBERDROLA RENOVABLES and the Joint Global Coordinators of the Offering mutually agreed to set the maximum retail price of the Offering at seven (7) euros per share. This is the maximum price that investors in the Retail and Employee Tranche of the Offering will pay for each share of IBERDROLA RENOVABLES allotted to them (the "**Maximum Retail Price**").

The Maximum Retail Price will be used as a reference in order to perform, if appropriate, the scaling back of applications in the Retail Subtranche of the Offering, in accordance with the rules set out in section 5.2.3.(c) of the share securities note which is an integral part of the Prospectus. The Maximum Retail Price will also be used as a reference for fixing the number of shares that will be allotted to the applications submitted in the Employee Subtranche of the Offering.

The definitive price of the shares in all Tranches of the Offering will be set on 11 December 2007 and will be subject to new information in addition to that contained in the Prospectus.

<u>Evolution of the demand during the period of the Offering</u>

As of the date hereof, the demand during the period of the Offering in the Retail and Employee Tranche amounts to three point two (3.2) times the shares initially allocated to such Tranche considering the mean price of the indicative and non-binding price range established for the shares of the Company in the Offering.

Likewise, as of today, the demand during the period of the Offering in the Spanish Tranche for Qualified Investors, without taking into consideration the limits of the proposals with a limited price, amounts to three point three (3.3) times the shares initially allocated to such Tranche considering also the mean price of the indicative and non-binding price range established for the shares of the Company in the Offering.

Regarding the International Tranche, the roadshow began on 28 November 2007 and the book-building period is under way, making it premature to disclose any information regarding the evolution of the demand in this Tranche.

Madrid, 3 December 2007.

Iberdrola Renovables, S.A. Unipersonal
P.p.

Ana Isabel Buitrago Montoro
Secretary of the Board of Directors

IMPORTANT INFORMATION

The Folleto Informativo of the initial public offering of Iberdrola Renovables, S.A. Unipersonal has been approved by the Comisión Nacional del Mercado de Valores (CNMV) on November 22, 2007. The prospectus is available through Iberdrola Renovables' (www.iberdrolarenovables.com) and the CNMV's web sites, as well as at the registered address of Iberdrola Renovables (c/ Tomás Redondo 1, 28033 Madrid), the Madrid, Barcelona, Bilbao and Valencia Stock Exchanges, and the banks participating in the offering.

This announcement is not an offer for sale of securities in the United States, United Kingdom, Canada, Japan or Australia or in any other jurisdiction in which offers or sales would be prohibited by any applicable law. The securities referred to herein have not and will not be registered under the US Securities Act of 1933, as amended, and may not be sold in the United States absent registration or an exemption from registration under the US Securities Act of 1933, as amended and any public offering of securities to be made in the United States will be made by means of a prospectus that may be obtained from the Company and that will contain detailed information about the company and management, as well as financial statements. Iberdrola Renovables, S.A. Unipersonal does not intend to register any portion of the offering of the securities in the United States or to conduct a public offering of the securities in the United States. Copies of this announcement are not being made and may not be distributed or sent into the United States, Canada, Australia or Japan.

In the United Kingdom, this announcement, in so far as it constitutes an invitation or inducement to participate in an offer for sale of securities, is directed exclusively at (a) persons who have professional experience in matters relating to investments who fall within article 19(5) (investment professionals) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended) (the "**Order**") or (b) are persons falling within article 49(2)(a) to (d) (high net worth companies, unincorporated associations, etc) of the Order or (c) other persons to whom it may be directed without contravention of section 21 of Financial Services and Markets Act 2000.

Past performance cannot be relied on as a guide to future performance.

TO THE NATIONAL SECURITIES MARKET COMMISSION

ADDITIONAL INFORMATION TO THE PROSPECTUS FOR INITIAL PUBLIC OFFERING OF SHARES OF IBERDROLA RENOVABLES, S.A. UNIPERSONAL

Iberdrola Renovables, S.A. Unipersonal ("**IBERDROLA RENOVABLES**" or the "**Company**") discloses the following information in addition to that contained in the prospectus for the initial public offering (the "**Offering**") of shares of IBERDROLA RENOVABLES registered with the official register of the National Securities Market Commission dated 22 November 2007:

Signature of the contract for underwriting and placement of Retail and Employee Tranche

On December 3, 2007, following approval of the maximum retail price, the underwriting and placement agreement of the Retail and Employee Tranche has been signed with no alteration whatsoever regarding the Managers that signed the protocol of intent to underwrite and commitment to place the Retail and Employee Tranche of the Offering on 21 November 2007, and with no variations either regarding the number of shares allotted to the Retail and Employee Tranche which have been underwritten by virtue of the agreement.

Madrid, 4 December 2007.

Iberdrola Renovables, S.A. Unipersonal
P.p.

Ana Isabel Buitrago Montoro
Secretary of the Board of Directors

IMPORTANT INFORMATION

The Folleto Informativo of the initial public offering of Iberdrola Renovables, S.A. Unipersonal has been approved by the Comisión Nacional del Mercado de Valores (CNMV) on November 22, 2007. The prospectus is available through Iberdrola Renovables' (www.iberdrolarenovables.com) and the CNMV's web sites, as well as at the registered address of Iberdrola Renovables (c/ Tomás Redondo 1, 28033 Madrid), the Madrid, Barcelona, Bilbao and Valencia Stock Exchanges, and the banks participating in the offering.

This announcement is not an offer for sale of securities in the United States, United Kingdom, Canada, Japan or Australia or in any other jurisdiction in which offers or sales would be prohibited by any applicable law. The securities referred to herein have not and will not be registered under the US Securities Act of 1933, as amended, and may not be sold in the United States absent registration or an exemption from registration under the US Securities Act of 1933, as amended and any public offering of securities to be made in the United States will be made by means of a prospectus that may be obtained from the Company and that will contain detailed information about the company and management, as well as financial statements. Iberdrola Renovables, S.A. Unipersonal does not intend to register any portion of the offering of the securities in the United States or to conduct a public offering of the securities in the United States. Copies of this announcement are not being made and may not be distributed or sent into the United States, Canada, Australia or Japan.

In the United Kingdom, this announcement, in so far as it constitutes an invitation or inducement to participate in an offer for sale of securities, is directed exclusively at (a) persons who have professional experience in matters relating to investments who fall within article 19(5) (investment professionals) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended) (the "**Order**") or (b) are persons falling within article 49(2)(a) to (d) (high net worth companies, unincorporated associations, etc) of the Order or (c) other persons to whom it may be directed without contravention of section 21 of Financial Services and Markets Act 2000.

Past performance cannot be relied on as a guide to future performance.

TO THE NATIONAL SECURITIES MARKET COMMISSION

ADDITIONAL INFORMATION TO THE PROSPECTUS FOR THE INITIAL PUBLIC OFFERING OF SHARES OF IBERDROLA RENOVABLES, S.A. UNIPERSONAL

Iberdrola Renovables, S.A. Unipersonal ("**IBERDROLA RENOVABLES**" or the "**Company**") discloses the following additional information in order to update certain information contained in section 5.2.3, sub-sections (i) and (iii) of the registration document which is an integral part of the prospectus for the initial public offering (the "**Offering**") of shares of IBERDROLA RENOVABLES registered with the official register of the National Securities Market Commission dated 22 November 2007:

Acquisition of two companies to Gamesa Energía, S.A.

According to the information contained in section 5.2.3.(i) of the share registration document, on 26 October 2005 the Company signed an agreement with Gamesa to acquire a total of 700 MW of installed capacity in wind farms currently in development in Spain and Italy.

In implementation of the agreement, the Company has acquired today 100% of the shares held by Gamesa Energia, S.A. in: (i) the company Sistemas Energéticos Tacica de Plata, S.A. Unipersonal, owner of the Tacica de Plata wind farm (26 MW of installed capacity) located in the municipal areas of Abla and Las Tres Villas (Almería) and (ii) the company Sistemas Energéticos Nacimiento, S.A. Unipersonal, owner of the Nacimiento wind farm (24 MW of installed capacity) located in Nacimiento (Almería).

The consideration of this transaction amounts in aggregate to 65.8 millions of euros.

Since both companies each have a single wind farm, the transactions will be accounted for as acquisitions of assets that are not considered as business. Therefore, the wind farms will be recorded at their market value (which is the same as their acquisition price), thus not generating goodwill.

Acquisition of the Klamath cogeneration plant

Regarding the agreement signed by the Company through its US subsidiary PPM Energy Inc. ("**PPM**") with the city of Klamath Falls (Oregon, US), and referred to in section 5.2.3.(iii) of the registration document of the prospectus, by means of which PPM agreed to acquire the Klamath cogeneration plant, which has a capacity of 506 MW, the Company reports that after obtaining the appropriate approvals the transaction closed on November 30, 2007.

The total price paid by PPM amounts to approximately $290 million (€198.5 million).

As the transactions mentioned above, since PPM has a single cogeneration plant (Klamath cogeneration plant), the transaction will be accounted for as an acquisition of assets that are not considered as business. Therefore, the cogeneration plant will be recorded at its market value (which is the same as its acquisition price), thus not generating goodwill.

Obtaining of permits and authorisations for the acquisition of the remaining 50% of Eólicas de Euskadi, S.A.

Regarding the offer made by the Company to Ente Vasco de la Energía (the Basque Energy Agency) for the acquisition of the total number of shares held by the Agency in the company Eólicas de Euskadi, S.A. (143 MW of installed capacity), equivalent to 50% of the share capital of Eólicas de Euskadi, S.A. (the Company owns the remaining 50%) which was likewise described in section 5.2.3.(iii) of the registration document of the prospectus, the Company informs that on 30 November 2007 the Department of Industry, Tourism and Trade of the Basque Government informed the Company that the Basque Energy Agency had obtained the approval of the Basque Parliament to proceed with the transaction. The acquisition is expected to close during the month of January 2008. Then, the value to be allocated to assets and liabilities will be calculated.

Madrid, 5 December 2007.

Iberdrola Renovables, S.A. Unipersonal
P.p.

Ana Isabel Buitrago Montoro
Secretary of the Board of Directors

IMPORTANT INFORMATION

The Folleto Informativo of the initial public offering of Iberdrola Renovables, S.A. Unipersonal has been approved by the Comisión Nacional del Mercado de Valores (CNMV) on November 22, 2007. The prospectus is available through Iberdrola Renovables' (www.iberdrolarenovables.com) and the CNMV's web sites, as well as at the registered address of Iberdrola Renovables (c/ Tomás Redondo 1, 28033 Madrid), the Madrid, Barcelona, Bilbao and Valencia Stock Exchanges, and the banks participating in the offering.

This announcement is not an offer for sale of securities in the United States, United Kingdom, Canada, Japan or Australia or in any other jurisdiction in which offers or sales would be prohibited by any applicable law. The securities referred to herein have not and will not be registered under the US Securities Act of 1933, as amended, and may not be sold in the United States absent registration or an exemption from registration under the US Securities Act of 1933, as amended and any public offering of securities to be made in the United States will be made by means of a prospectus that may be obtained from the Company and that will contain detailed information about the company and management, as well as financial statements. Iberdrola Renovables, S.A. Unipersonal does not intend to register any portion of the offering of the securities in the United States or to conduct a public offering of the securities in the United States. Copies of this announcement are not being made and may not be distributed or sent into the United States, Canada, Australia or Japan.

In the United Kingdom, this announcement, in so far as it constitutes an invitation or inducement to participate in an offer for sale of securities, is directed exclusively at (a) persons who have professional experience in matters relating to investments who fall within article 19(5) (investment professionals) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended) (the "**Order**") or (b) are persons falling within article 49(2)(a) to (d) (high net worth companies, unincorporated associations, etc) of the Order or (c) other persons to whom it may be directed without contravention of section 21 of Financial Services and Markets Act 2000.

Past performance cannot be relied on as a guide to future performance.

AUDIT REPORT

* * * *

IBERDROLA ENERGÍAS RENOVABLES, S.A.U.
Annual Accounts and Management Report
for the year ended December 31, 2006

(Translation of a report and annual accounts originally issued in Spanish.
In the event of discrepancy, the Spanish-language version prevails)

ERNST & YOUNG

ERNST & YOUNG
Ibañez de Bilbao, 28
48009 Bilbao
Teléfono: 944 243 777
Fax: 944 242 745
www.ey.com/es

AUDIT REPORT ON THE ANNUAL ACCOUNTS

Translation of a report and annual accounts originally issued in Spanish. In the event of discrepancy, the Spanish-language version prevails

To the Sole Shareholder of
Iberdrola Energías Renovables, S.A.U.

We have audited the annual accounts of Iberdrola Energías Renovables, S.A.U., which consist of the balance sheet at December 31, 2006, the income statement and the notes thereto for the year then ended, the preparation of which is the responsibility of the Company's sole director. Our responsibility is to express an opinion on the aforementioned annual accounts taken as a whole, based upon work performed in accordance with auditing standards generally accepted in Spain, which require the examination, through the performance of selective tests, of the evidence supporting the annual accounts, and the evaluation of their presentation, of the accounting principles applied, and of the estimates made.

In compliance with Spanish mercantile law, for comparative purposes the Company's sole director has included for each of the captions presented in the balance sheet, the income statement and the statement of source and application of funds, in addition to the figures of 2006, those of 2005. Our opinion refers only to the annual accounts for 2006. On April 3, 2006 we issued our audit report on the 2005 annual accounts, in which we expressed an unqualified opinion.

In our opinion, the accompanying 2006 annual accounts give a true and fair view, in all material respects, of the net equity and financial position of Iberdrola Energías Renovables, S.A.U. at December 31, 2006, and the results of its operations and the source and application of funds for the year then ended, and contain the required information necessary for their adequate interpretation and comprehension, in conformity with accounting principles and criteria generally accepted in Spain, applied on a basis consistent with those of the preceding year.

The accompanying management report for the year ended December 31, 2006 contains such explanations as the directors consider appropriate concerning the situation of the Company, the evolution of its business and other matters, and is not an integral part of the annual accounts. We have checked that the accounting information included in the report mentioned above agrees with the annual accounts for the year ended December 31, 2006. Our work as auditors is limited to verifying the management report in accordance with the scope mentioned in this paragraph, and does not include the review of information other than that obtained from the Company's accounting records.

ERNST & YOUNG, S.L.

Signed on the original in Spanish

April 2, 2007

Ernst & Young, S.L.
Domicilio Social: Plaza Pablo Ruiz Picasso, 1. 28020 Madrid.
Inscrita en el Registro Mercantil de Madrid al Tomo 12749, Libro 0,
Folio 215, Sección 8ª, Hoja M-23123, Inscripción 116. C.I.F. B-78970506

IBERDROLA ENERGÍAS RENOVABLES, S.A. Sole Shareholder Company
Balance sheet at
December 31

ASSETS	Thousands of euros 2006	2005
Fixed assets		
Start-up expenses	15	40
Intangible assets		
Computer software	8,106	4,153
Accumulated amortization	(2,200)	(985)
	5,906	3,168
Tangible assets		
Land and structures	574	577
Electricity technical plant in use	190,848	187,816
Other tangible assets	6,945	4,602
Electricity technical plant in progress	5,450	6,227
Accumulated depreciation	(116,028)	(109,281)
	87,789	89,941
Long-term financial investments		
Holdings in Group companies	454,802	325,618
Holdings in associated companies	40,676	40,234
Loans to Group and associated companies	70,016	68,941
Long-term investment securities	35,033	29,121
Long-term deposits and guarantees given	6	6
Long-term taxes receivable	60	82
Allowances	(11,049)	(8,245)
	589,544	455,757
Total fixed assets	683,254	548,906
Deferred charges	864	920
Current assets		
Inventories	52,630	54,283
Accounts receivable		
Receivable from Group, associated and related companies	236,420	28,458
Sundry accounts receivable	2,513	2,012
Taxes receivable	19,737	1,690
	258,670	32,160
Short-term financial investments		
Loans to Group and associated companies	66,812	717
Short-term investment securities	16,283	9,160
Short-term deposits and guarantees given	17	17
	83,112	9,894
Cash	40	-
Accrual accounts	173	51
Total current assets	394,625	96,388
TOTAL ASSETS	1,078,743	646,214

SHAREHOLDERS' EQUITY AND LIABILITIES	Thousands of euros 2006	2005
Shareholders' equity		
Share capital	164,600	164,600
Share premium	101,979	101,979
Other reserves		
Legal reserve	14,038	9,992
Other reserves	75,650	75,650
Profit for the year	107,942	40,457
Total shareholders' equity	464,209	392,678
Deferred revenues	-	1
Provisions for contingencies and expenses	1,286	1,098
Long-term debt		
Other long-term payables	5,662	3,794
Payable to Group, associated and related companies	39,512	39,549
Uncalled capital payments payable	15,848	773
Total long-term debt	61,022	44,116
Current liabilities		
Payable to credit institutions	-	50
Payable to Group, associated and related companies	534,690	158,503
Trade accounts payable	9,799	32,407
Other non-trade payables		
Taxes payable	992	1,865
Other payables	6,745	15,496
Total current liabilities	552,226	208,321
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES	1,078,743	646,214

IBERDROLA ENERGÍAS RENOVABLES, S.A. Sole Shareholder Company
Income statement
For the year ended 31 December

DEBIT	Thousands of euros 2006	2005
Expenses		
Procurements	162,728	55,454
Personnel expenses		
Wages, salaries and similar expenses	19,055	12,531
Employee welfare expenses	4,270	3,043
Depreciation and amortization expense	7,987	5,422
Other operating expenses		
Outside services	29,896	19,890
Taxes other than income tax	496	351
Operating profit	315	827
	224,747	97,518
Financial and similar expenses		
On debts to Group and related companies	6,763	1,942
On debts to third parties and similar expenses	789	58
Exchange losses	8	2
Financial profit	108,864	39,109
	116,424	41,111
Profit from ordinary activities	109,179	39,936
Variation in allowances for intangible assets, tangible fixed assets and long-term investments	2,804	(5,975)
Losses on intangible assets, tangible fixed assets and long-term investments	-	248
Extraordinary expenses	7	47
Extraordinary profit	-	6,061
	2,811	381
Profit before taxes	106,715	45,997
Corporate income tax	-	5,540
Profit for the year	107,942	40,457

CREDIT	Thousands of euros 2006	2005
Revenues		
Net revenues		
Sales	23,030	25,501
Services	164,380	51,759
Other operating revenues	38,990	17,362
Change in inventories	(1,653)	2,896
Operating loss	-	-
	224,747	97,518
Revenues from equity investments in Group and associated companies	102,020	26,828
Revenues from other marketable securities and non-current loans		
Group and related comapnies	10,053	2,597
Other companies	288	220
Other interest and similar revenues		
Group and related companies	3,813	11,406
Other interest	250	60
Financial loss	-	-
	116,424	41,111
Loss from ordinary activities	-	-
Extraordinary revenues	35	-
Prior year income	312	381
Extraordinary losses	2,464	-
	2,811	381
Loss before taxes	-	-
Corporate income tax	1,227	-
Loss for the year	-	-

IBERDROLA ENERGÍAS RENOVABLES, S.A. sole shareholder company

Notes to the annual accounts

For the year ended 31 December 2006

1. INCORPORATION AND COMPANY ACTIVITY

Iberdrola Energías Renovables, S.A.U. (formerly Iberdrola Energías Renovables II, S.A.U) was incorporated on 9 July 2001. Its corporate purpose is to engage in all types of activities, projects and services related to:

- The production and marketing of electricity generated using a range of renewable energies, including but not restricted to, hydro-electric or mini-hydroelectric, wind, solar, photovoltaic, biomass and energy from waste, as well as the development, construction, operation and maintenance of these kinds of renewable energy plants.

- The start-up of all kinds of services related to the engineering of renewable energy power plants in general, and specifically research, engineering or energy consultancy studies, and environmental, technical and economic studies relating to such power plants. Also, the operation and maintenance of plants owned by third parties and participation in projects concerning such plants both as owner or as contractor for their operation, conservation and maintenance.

The Company's registered office is at Tomás Redondo street, 1, Madrid.

2. BASIS OF PRESENTATION OF THE ANNUAL ACCOUNTS

The accompanying annual accounts are presented in accordance with Law 19/1989, of 25 July, partially reforming and adapting Spanish corporate law to EC Directives on companies, with Royal Decree 437/1998, of 20 March, approving the rules for adapting the Spanish National Chart of Accounts for electric utilities and with the Spanish National Chart of Accounts approved by Royal Decree 1643/1990, of 20 December, and, accordingly, they give a true and fair view of the Company's net worth, financial position, results and source and application of funds.

These annual accounts were prepared by the Company's Sole Director and will be submitted for approval by its Sole Shareholder. They are expected to be approved without modification.

The Company prepares its consolidated annual accounts in accordance with international accounting standards, even though it is not obliged to do so according to the provisions of Royal Decree 1815/1991, of 20 December, as it forms part of a larger group whose parent company, Iberdrola, S.A. (see Note 10) is subject to Spanish law. The 2006 balance sheet and income statement refer solely to the individual Company and do not include any effects of applying consolidation criteria to its shareholdings (See Note 9).

The accompanying financial statements show a net working capital requirement due mainly to the classification under current liabilities of the reciprocal current accounts it has with Iberdrola, S.A. (see Note 11), and have been prepared on a going concern basis, given that it is the Sole Shareholder's intention to provide the necessary financial support to ensure the continuation of its activities.

3. REGULATIONS GOVERNING ELECTRICITY GENERATION

The Company's power generation business is regulated by the Spanish Electricity Industry Law 54/1997 of 27 November and subsequent implementing regulations.

On 27 March 2004, the government published Royal Decree 436/2004 of 12 March setting out the method for updating, systematizing and restructuring the legal and economic framework for electricity generation under spanish special regime, which governs renewables and combined heat and power generators. The Royal Decree allows renewables/CHP electricity generators to select one of two remuneration schemes. Under the first scheme, the generator sells electricity to the distributor at a fixed price which is defined in article 2 of Royal Decree 1432/2002 of December 27, as between 90% and 80% of the average electricity tariff over the full useful life of the plant in question. Under the second it sells electricity at the wholesale pool price plus an incentive bonus and a premium. The incentive bonus is set at 10% of the average tariff and the premium at 40%.

4. PROFIT DISTRIBUTION

The Sole Director plans to submit for approval by the Sole Shareholder the following proposed distribution of income for 2006:

	Thousands of euros
Distribution basis:	
2006 profit	107,942
Distribution:	
Legal reserve	10,794
Dividends	97,148
	107,942

5. ACCOUNTING POLICIES

The main valuation methods applied in preparing the accompanying annual accounts were as follows:

a) Start-up expenses

This heading of the accompanying balance sheet includes the expenses incurred by the Company in its incorporation and subsequent capital increases. Incorporation and capital increase expenses are amortized on a straight-line basis over five years, while start-up costs are amortized on a straight-line basis over four years.

b) Intangible assets

Computer software is valued at cost and amortized on a straight-line basis over a period of four to five years.

c) Tangible fixed assets

Tangible fixed assets are carried at acquisition or production cost.

The costs of expanding, upgrading or improving tangible assets which increase their productivity, capacity and efficiency and prolong their useful life are capitalized as an increase in the cost of the asset.

Upkeep, maintenance and repairs cost are expensed as incurred. Replacements or renewals of complete units are recorded as fixed asset additions, and the units replaced or renewed are retired from the accounts.

The cost of technical electrical energy installations includes, in addition to the acquisition cost, all expenses inherent to electrical energy (research, authorization, licenses, permits, etc.) and to their manufacture and construction until they are put into use.

The Company transfers construction in progress to operating tangible fixed assets once the plant start-up is authorized.

Operating tangible fixed assets in use are depreciated by the straight-line method at annual rates based on the following years of estimated useful life:

	Year
Buildings	50
Electricity technical plant in use:	
Hydro-electric installations	35 - 70
Substations	40
Other installations	35
Other installations, tools and furniture	4 - 12

d) Equity investments

Equity investments are valued at the lower of cost or market. Market value is defined as the underlying book value of the investees plus the tacit capital gains existing upon acquisition which continue to exist.

Equity investments acquired via non monetary contribution are valued at the contribution value, which coincides with the acquisition value of the contributing company.

The Company has recorded sufficient provisions for shareholdings whose cost exceeds the underlying book value, calculated as described above. Therefore, in 2006 the Company reversed provisions by 2,804 thousand euros and took this amount to "Variations in allowances for intangible assets, tangible fixed assets and long-term investments" in the accompanying 2006 income statement.

Deposits and guarantees, along with loans granted to Group, associated and related companies are recorded at the amounts given.

e) Deferred charges

"Deferred charges" includes the amount paid in 2004 to a third party as financial compensation for the latter's waiver of rights to take part in a series of wind power projects. These expenses are taken to profit and loss in line with the amortization of the wind farms which were the subject of these rights. The Company has recorded a total of 56 thousand euros for this concept in the 2006 income statement.

f) Turnkey construction services and inventories

The Company provides services to Group and related companies related to turnkey wind farm construction projects. These are governed by individual contracts which define all the obligations and conditions of the transaction and set the price. The contracts, which cover the turnkey supply of wind turbine generators, civil engineering and medium-voltage plant lines, specify the invoicing schedule according to a set of project milestones. The Company records the costs incurred under "Inventories" in the accompanying balance sheet until the milestones described above are reached, at which point the sale is recorded under "Net revenues – Services" in the accompanying income statement, and the related cost recorded in inventories is retired. Where losses are expected to occur under certain contracts, they are recognized as soon as they become known.

Construction work on these wind farms is sub-contracted to other Group and related companies and incurred costs are recorded under "Procurements" in the accompanying income statement.

g) Trade accounts receivable and payable and non-trade receivables and payables

Trade accounts receivable and payable are recognized at nominal value.

Non-trade payables are recognized at their repayment value. Non-trade payables are recognized at the amount drawn plus any accrued interest pending collection. Interest income is recorded in the year in which it is accrued.

Any relevant value adjustments required to allow for bad debts are applied when necessary to trade accounts receivable.

In the accompanying balance sheet, credits and debts which fall due in 12 months are considered short-term; those falling due more than 12 months are deemed long-term.

h) Provisions for contingencies and expenses

This heading includes expenses incurred by the Company from the generic risks of the business as well as its commitment to supply free electricity for retired employees. At 31 December 2006 this amount was 64 thousand euros, based on an actuarial study.

i) Corporate income tax

The Company files tax returns as part of the consolidated tax group headed by Iberdrola, S.A.. In consequence, taxable income, and tax relief and credits are calculated jointly.

Corporate income tax expense for the year is calculated based on the reported income before tax as adjusted upwards or downwards for permanent differences, i.e. defined as those arising between taxable income and book income before taxes that are not reversed in subsequent periods, less any tax credits and deductions. Any tax credits, loss carryforwards, deductions and rebates are recorded as a reduction in corporate income tax for the year the right to the deduction arose, regardless of when they are actually applied and provided their recovery is reasonably assured in a maximum time frame of 10 years.

j) Financial derivatives and hedges

The financial derivatives held by the Company relate to interest rate hedges. Hedges for debt which the Company has contracted directly are deemed "hedging derivatives". The resulting gains or losses on these hedges are allocated to income by the same method of recognition with respect to timing as that applied to the gains or losses on the underlying hedged transaction. Where they relate to debt contracted by subsidiaries, whereby the financial risk is not directly attributable to the Company, they are considered to be "non-hedge derivatives" and are recorded upon settlement, notwithstanding the provisions that must be recorded at year end if the derivatives show potential losses.

Financial derivatives held by the Company at 31 December 2006 are described in Note 11.

k) Revenues and expenses

Revenues and expenses are recorded according to the accruals principle, that is, at the moment the goods or services represented by them take place, regardless of when actual payment or collection occurs.

l) Costs and expenses related to environmental protection

Costs arising from corporate activities aimed at protecting and improving the environment are expensed as incurred.

Costs incurred on tangible assets which are aimed at minimizing their environmental impact, protecting or improving the environment are recorded as an increase in the value of the assets.

6. START-UP EXPENSES

The movement in the balance sheet heading in 2006 was the following:

	Thousands of euros		
	Balance at 01/01/06	Amortization	Balance at 12/31/06
Preliminary start-up expenses	40	(25)	15

7. INTANGIBLE ASSETS

The movement in this heading during the year was the following:

	Thousands of euros		
	Balance at 01/01/06	Additions	Balance at 12/31/06
Computer software	4,153	3,953	8,106
Accumulated amortization	(985)	(1,215)	(2,200)
	3,168	**2,738**	**5,906**

The value of fully amortized intangible assets in use at 31 December 2006 was 156 thousand euros.

8. TANGIBLE ASSETS

The movements in the various accounts included under this balance sheet heading in 2006 were the following:

	Thousands of euros				
	Balance at 01/01/2006	Additions	Decreases	Transfers	Balance at 12/31/06
Cost:					
Land and structures	577	-	(3)	-	574
Electricity technical plant in use:	187,816	-	-	3,032	190,848
Hydro-electric installations	186,086			3,017	189,103
Other installations	1,730	-	-	15	1,745
Other tools and furniture	4,602	1,341	-	1,002	6,945
Electricity technical plant in progress:	6,227	3,790	(533)	(4,034)	5,450
Hydro-electric installations	652	2,365	-	(3,017)	-
Substations	5,200	-	(533)	(1,002)	3,665
Other installations	375	1,425	-	(15)	1,785
Total cost	199,222	5,131	(536)	-	203,817
Accumulated amortization:					
Structures	(68)	(2)	-	-	(70)
Electricity technical plant:	(108,282)	(4,685)	-	-	(112,967)
Hydro-electric installations	(108,271)	(4,530)	-	-	(112,801)
Other installations	(11)	(155)	-	-	(166)
Other installations, tools and furniture:	(931)	(2,060)	-	-	(2,991)
Total accumulated amortization	(109,281)	(6,747)	-	-	(116,028)
Total	89,941	(1,616)	(536)	-	87,789

Fully amortized operating tangible assets at 31 December 2006 amounted to 46,533 thousand euros.

Commitments to acquire tangible fixed assets at 31 December 2006 amounted to 1,148 thousand euros.

9. LONG AND SHORT-TERM FINANCIAL INVESTMENTS

The movement in investments and the related allowances in 2006 were as follows:

	Thousands of euros				
	Balance at 01/01/06	Increases/ (Provisions)	Decreases	Transfers	Balance at 12/31/06
Holdings in Group companies	325,618	128,079	(280)	1,385	454,802
Holdings in associated companies.	40,234	442	-	-	40,676
Loans to Group and associated companies	68,941	4,628	(3,553)	-	70,016
Long-term investment securities	29,121	9,537	(2,240)	(1,385)	35,033
Long-term deposits and guarantees given	6	-	-	-	6
Long-term taxes receivable	82	-	(22)	-	60
Allowances	(8,245)	(2,804)	-	-	(11,049)
	455,757	**139,882**	**(6,095)**	**-**	**589,544**

The list of all Group and associated companies as well as their key financial data are included in the Appendix.

The most significant transactions in 2006 involving Iberenova's short-term financial investment were the following:

	Thousands of euros			
	Balance at 01/01/06	Additions	Decreases	Balance at 12/31/06
Loans to Group companies	717	66,242	(147)	66,812
Investment securities	9,160	16,285	(9,162)	16,283
Deposits and guarantees given	17	-	-	17
	9,894	**82,527**	**(9,309)**	**83,112**

a) Holdings in Group companies

The most significant investment under this heading during 2006 was the incorporation of the US company Iberdrola Renewable Energies USA, Ltd. to develop new projects under production or construction, in line with the Company's international expansion program. The investment comprises various share contributions during the year for a total of 82,392 thousand euros for the acquisition of assets and projects from Community Energy Inc. and MREC Partners, LLC.

During the year the Company also carried out various share contributions and has undertaken capital increases at its investees, with the most significant being the 31,000 thousand euros capital increase at Iberdrola Regenerative Energien GMBH and the 3,183 thousand euros capital increase at Energía Renovaveis do Brasil, S.A..

The remaining investments during the year were aimed at incorporating and/or acquiring companies in Spain, Greece, Estonia and Germany for a total of 10,394 thousand euros.

b) Holdings in associated companies

Additions under this heading related to investments made in 2006 to set up Electra de Montanchez, S.A. and Electra de Malvana, S.A.

c) Loans to Group and associated companies

The detail of credits and loans granted to Group and associated companies at 31 December 2006 was the following:

	Thousands of euros	
	Long term	Short term
To Group companies:		
Biovent Energia, S.A.	42,885	-
Iberdrola Energias Renovaveis, S.A.	18,380	-
Energía Global Castellana, S.A.	-	19,207
Energiaki Alogorachis, S.A.	-	19,890
Biovent Holding, S.A.	-	25,500
Other	1	2,215
To associated companies:		
Eólicas de Euskadi, S.A.	8,750	-
	70,016	**66,812**

The receivable from Biovent Energía, S.A. relates to the syndicated loan for 270,700 thousand euros granted in 2003. The amount of this loan drawn down at 31 December 2006 was 42,885 thousand. The loan bears interest at the Euribor rate plus 0.75% and according to the contract it matures in June 2019.

The balance with Iberdrola Energias Renovaveis, S.A. refers to a loan with a maximum limit of 22,900 thousand euros which the Company has assumed. The loan bears interest at the Euribor rate plus 1.25% and matures on 1 September 2008.

The balance with Biovent Holding, S.A. comes from a capital increase carried out on 7 November 2006, but which had not been ratified by public deed at the end of the year.

In 2003, the Company granted a credit facility to Eólicas de Euskadi, S.A. which has a limit of 15,025 thousand euros and bears interest at the Euribor rate plus 0.35%. No maturity date has been set and the Company's Sole Director regards it as long-term. The outstanding amount owed by Eólicas de Euskadi, S.A. at 31 December 2006 was 8,750 thousand euros.

The balances for Energía Global Castellana, S.A. and Energíaki Alogorachis, S.A. related to loan contracts undertaken with both companies.

d) Investment securities

This heading includes credits and loans granted to related companies as well as advances paid for the purchase of stakes in other companies. The detail at 31 December 2006 was the following:

	Thousands of euros	
	Long term	Short term
Prepayments for acquisition of stakes in other companies	28,189	-
Indur Energía, S.L.	4,696	-
Sotavento Galicia, S.A.	61	-
Withholding of payment for acquisition of C. Rokas, S.A.	-	6,151
Fuhrländer Aktiengesellschaft	-	10,000
Other	2,087	132
	35,033	**16,283**

"Prepayments for acquisition of stakes in other companies" arose from the agreements reached between the Company and the Gamesa Group in 2002 and 2006 whereby the Company undertook to buy Gamesa's stakes in various companies that owned planned future wind farms in Andalusia, Portugal and Italy.

The receivable from Indur Energía, S.L., for a total of 4,696 thousand euros relates to a loan granted to this company in 2003 which pays interest at the Euribor rate plus 1.5%.

The short-term receivable from Fuhrländer Aktiengesellschaft relates to a loan granted to this company which supplies wind turbine generators to the investee Iberdrola Energía Odnawialna, Sp. z.o.o. This loan pays interest at Euribor plus 0.7% and matures in 2007.

Interest earned on these loans is recorded under "Revenues from other marketable securities and non-current loans – Other companies" in the 2006 income statement.

10. SHAREHOLDERS' EQUITY

The movements in this heading in 2006 were the following:

	Thousands of euros					
	Share capital	Share premium	Legal reserve	Voluntary reserves	Profit for the year	Total
Balance at 1 January 2006	164,600	101,979	9,992	75,650	40,457	392,678
Distribution of 2005 profit	-	-	4,046	-	(40,457)	(36,411)
Profit for the year	-	-	-	-	107,942	107,942
Balance at 31 December 2006	**164,600**	**101,979**	**14,038**	**75,650**	**107,942**	**464,209**

At 30 June 2006, the Company's Sole Shareholder agreed the payment of dividends totaling 36,411 thousand euros against 2005 profit.

a) Share capital

At 31 December 2006 Iberdrola Energías Renovables, S.A.U.'s share capital comprised 16,460,044 shares, of 10 euros par value each, fully subscribed and paid with identical rights and held by Iberdrola, S.A. as Sole Shareholder.

b) Share premium

The revised text of the Spanish Corporation Law expressly permits the use of this account balance to increase capital and does not establish any specific restriction as to its use.

c) Legal reserve

In accordance with the Revised Text of the Spanish Corporation Law, the Company must transfer 10% of net profit for the year to a legal reserve until this reserve reaches at least 20% of share capital. The legal reserve can be used to increase capital provided that the remaining reserve balance does not fall below 10% of the increased share capital amount. Otherwise, until the legal reserve exceeds 20% of share capital, it can only be used to offset losses, and only on condition that other sufficient reserves are not available for this purpose.

d) Voluntary reserves

This reserve is freely distributable.

11. ACCOUNTS RECEIVABLE AND PAYABLE – GROUP, ASSOCIATED AND RELATED COMPANIES

The detail of credits and loans granted to Group, associated and related companies at 31 December 2006 was the following:

	Thousands of euros	
	Receivable	Payable
Iberdrola, S.A.	-	436,421
Iberdrola Generación, S.A.U. (*)	1,916	-
Iberdrola Ingeniería y Construcción , S.A.U. (*)	-	9,699
Biovent Energía, S.A.	952	-
Iberenova Promociones, S.A.U.	2,755	-
Ciener, S.A.U.	1,192	-
Energías Renovables de la Región de Murcia, S.A.	11,156	-
Energía Global Castellana, S.A.	43,956	-
Iberdrola Energías Renovables de Castilla-La Mancha, S.A.U.	8,481	-
Energías Eólicas de Cuenca, S.A.	29,101	-
Iberdrola Energías Renovables de Galicia, S.A.U.	5,098	-
Gamesa Eólica, S.A. (*)	-	88,325
Iberdrola Regenerative Energíen, GMBH	9,643	-
Iberdrola Renewable Energies Ltd.	7,724	-
Iberdrola Energies Renouvelables, S.A.S.	99,097	-
Iberdrola Energia Odnawialna Spó3kaz Ograniczon Odpowiedzialnoceci l	865	-
Perfect Wind, SAS	6,507	-
Other	7,977	245
	236,420	**534,690**

(*) Iberdrola Group subsidiaries or companies related to the Iberdrola Group.

The account receivable from Iberdrola S.A. relates to the balance on the current account held with this company, which earns interest at Euribor plus a market spread for both debit and credit balances. "Financial and similar expenses – On debts to Group and related companies" in the accompanying income statement at 31 December 2006 includes 322 thousand euros relating to the costs incurred during 2006 arising from the accounts payable during the year.

The balance of "Long-term debt – Payable to Group, associated and related companies" with Gamesa Eólica, S.A. relates to an agreement signed between the Company and the Gamesa Group in 2002, under which the latter committed to buy stakes in a number of wind farm companies (Note 9). As part of this deal, in 2004 Gamesa granted Iberenova a 40,805 thousand euros discount against the future sales of these companies which, at December 31 2006, stood at 39,512 thousand euros.

The short-term debit balances with group companies include credit facilities for both national and international expansion.

The detail of transactions carried out with the Group, associated and related companies is as follows:

	Thousands of euros					
	Energy sales	Services rendered	Other operating income	Outside services	Financial expenses	Financial income
Iberdrola Generación, S.A.U. (*)	22,538	-	-	1,716	-	-
Iberdrola Ingeniería y Construcción , S.A.U. (*)	-	-	-	934	-	-
Iberdrola, S.A.	-	-	-	12,027	6,758	7,450
Eólicas de Euskadi, S.A.	-	-	-	-	-	289
Biovent Energía, S.A.	-	89,281	8,408	-	-	1,512
Iberdrola Energías Renovables de Aragón, S.A.U.	-	-	404	-	-	-
Iberenova Promociones, S.A.U.	-	-	2,428	-	-	-
Iberdrola Energías Renovables de Castilla La Mancha, S.A.U.	-	-	7,311	-	-	-
Iberdrola Energías Renovables de Galicia, S.A.U.	-	-	4,395	-	-	-
Iberdrola Energias Renovaveis, S.A	-	-	-	-	-	788
Ciener, S.A.U.	-	-	1,092	-	-	-
Energías Eólicas de Cuenca, S.A.	-	24,565	2,328	-	-	-
Energías Renovables de la Región de Murcia, S.A.	492	12,761	1,505	-	-	-
Energía Global Castellana, S.A.	-	37,773	6,184	-	-	-
Molinos del Cidacos, S.A.	-	-	-	-	-	7
Iberdrola Energies Renouvelables, SAS	-	-	-	-	-	1,968
Iberdrola Regenerative Energien, GMBH	-	-	-	-	-	444
Other	-	-	3,218	125	5	1,408
	23,030	**164,380**	**37,273**	**14,802**	**6,763**	**13,866**

(*) Iberdrola Group subsidiaries or companies related to the Iberdrola Group.

"Other operating income" includes revenue for services in areas of management, administration, tax and legal advice and other corporate services from certain investees as well as revenue arising from contracts which license hydro-electric plants to investees.

"Financial income" arises from income accrued on the current account with Iberdrola, S.A. and from several interest rate derivative contracts signed in 2004 between the Company and Iberdrola, S.A. These contracts are hedging interest rate for the financial debt of several indirectly-owned investees. The Company pays the variable rate of interest, linked to the 3 or 6 month Euribor rate, while Iberdrola. S.A. pays the fixed interest rate. The amounted hedged on these transactions at 31 December 2006 is 435,006 thousand euros and given that the theoretical valuation of these financial derivatives at 31 December 2004 indicates no eventual losses for the Company, no provision for this item has been recorded.

"Outside services" in the accompanying table includes the charge for services rendered by Iberdrola, S.A. in the areas of management, administration, tax and legal advice and other corporate services for approximately 7,528 thousand euros.

12. TAX MATTERS

The Company files a consolidated tax return, having formed part of tax group 2/86, headed by Iberdrola, S.A. since its incorporation.

The detail of short-term tax receivables and payable at 13 December 2006 was the following:

	Thousands of euros
Taxes receivable	
VAT refundable	15,840
Deferred tax assets	975
Corporate tax refundable	2,838
Other	84
	19,737
Taxes payable	
Personal income tax payable	295
Social security payables	379
Deferred tax liabilities	301
Other	17
	992

The reconciliation between income per books to the taxable income for corporate income tax purposes and the tax receivable was the following:

	Thousands of euros
Book profit (before taxes)	106,715
Permanent differences:	
Fines and penalties	7
Exemption for dividends	(1,743)
Allowances for investments	216
Temporary differences:	
Non-deductible provisions	1,861
Taxable income	107,056
Gross tax payable at 35%	37,470
Double taxation deduction	(35,097)
Others deductions	(1,513)
Net tax payable	860
Withholdings and payments on account	(3,698)
Corporate income tax receivable	**(2,838)**

The amount relating to corporate income tax revenue was obtained as follows:

	Thousands of euros
Preliminary taxable income	37,470
Adjustment of 2005 income tax expense	(1,435)
Deferred tax assets	(652)
Double taxation deduction and other	(36,610)
	(1,227)

In general, the Company has open for review by the tax inspection authorities the last four years for the main taxes applicable. No material liabilities are expected to arise for any inspection.

13. REVENUES AND EXPENSES

a) Net revenues

The amount appearing under "Sales" relates to income from the sale of electricity generated by the Company.

The amount recorded under "Services" in the accompanying 2006 income statement relates to invoices covering the construction of turnkey wind farms.

b) Personnel expenses

The detail of this heading of the accompanying 2006 income statement is the following:

	Thousands of euros
Wages and salaries	19,055
Employer social security costs	3,402
Other employee welfare expenses	868
	23,325

The average number of employees in 2006, by professional category, was the following:

	Average number of employees
University graduates	179
Associate degree graduates	36
Other	186
	401

14. FEES FOR SERVICES PROVIDED BY AUDITORS

Audit fees of the Company's 2006 accounts amounted to 233 thousand euros. Other professional services for the year amounted to 90 thousand euros.

15. GUARANTEE COMMITMENTS WITH THIRD PARTIES

At 31 December 2006, the Company had pledged a total of 101,760 thousand euros in respect of several official bodies and other third parties to cover administrative commitments incurred by the Company and its investees.

16. INFORMATION ON THE SOLE DIRECTOR

In 2006, the parent Company's Sole Director (natural person) earned no remuneration of any kind, and received no advances or loans.

At December 31 2006, the Group had provided no guarantees nor contracted any pension or life insurance commitments to the Sole Director (natural person).

In compliance with article 127 ter. Section 4 of the Spanish Corporation Law, introduced by Law 26/2003, of 17 July, which amends Security Market Law 24/1988, of 28 July, and the revised text of the Spanish Corporation Law, to reinforce the transparency of listed companies, it is noted that Iberdrola, S.A., Sole Director of the parent company, is head of a large group companies which mainly engage in the generation, transmission, distribution and supply of electricity and gas and holds, directly and indirectly, equity investments in companies having the same, similar or complementary activities as those of Iberdrola Energías Renovables, S.A.U., as well as the positions held in said companies:

Company	% of ownership	Position or functions
"IBERDROLA ENERGÍA, S.A.U."	100%	Representative of Sole Director, Iberdrola S.A.
"IBERDROLA GENERACIÓN, S.A.U."	100%	Representative of Sole Director, Iberdrola S.A.
"IBERDROLA DISTRIBUCIÓN, S.A.U."	100%	None
"IBERDROLA INGENIERIA Y CONSTRUCCION , S.A.U."	100%	Representative of Sole Director, Iberdrola S.A.
"AMARA, S.A.U."	100%	Representative of Sole Director, Iberdrola S.A.

The annual accounts of Iberdrola, S.A. and subsidiaries for 2006 (available on www.iberdrola.es) provide additional information on the companies making up the Iberdrola Group.

The following table lists the companies engaging in an activity that is identical, similar or complementary to the corporate purpose of Iberdrola Energías Renovables, S.A.U., in which the representative (natural person) of Iberdrola, S.A. and Sole Director of Iberdrola Energías Renovables, S.A.U., Julián Mártinez-Simancas Sánchez owns equity interests, and of the functions, if any, that he discharges in them:

Company	Number of shares		Position held or duties performed
	Direct	Indirect	
"IBERDROLA, S.A."	1,651	-	General Secretary and Vice Secretary of the Board of Directors
"E.ON, S.A."	-	250	None
"GENERAL ELECTRIC CO."	-	1,330	None
"ELECTRICITE DE FRANCE"	-	250	None
"SIEMENS"	-	320	None
"SUNWAYS AG"	-	1,200	None
"VERBIO"	-	1,200	None
"LEGRAND"	-	800	None
"PHILIPS ELECTRONIC"	-	400	None
"GENERAL DE ALQUILER DE MAQUINARIA, S.A."	-	700	None
"FORTUM"	-	820	None
"IBERDROLA ENERGÍA, S.A.U."	-	-	Representative of Sole Director, Iberdrola S.A.

17. ENVIRONMENTAL ISSUES

The Company incurred environmental expenses totaling 11 thousand euros in 2006 which are recorded under "Outside services" in the accompanying income statement. It was not considered necessary to record any provision for contingencies and expenses in connection with environmental issues, nor are there any contingencies relating to environmental protection and enhancement.

18. EVENTS AFTER THE BALANCE SHEET DATE

The main transactions carried out by the Group after the end of the financial year were as follows:

- In February 2007, the parent company acquired a further 10% of subsidiary Biovent Holding, S.A. The price will depend on the company's performance. The amount initially paid in the first provisional settlement was 2 million euros.

- In March 2007, the Company acquired an additional 2.8% of C. Rokas, S.A., raising its stake to 52.7%. The amount paid for this new stake was 12.5 million euros. In addition, the Group acquired a package of non-voting preferred stock from the Rokas family for 26.9 million euros.

19. STATEMENT OF SOURCE AND APPLICATION OF FUNDS

The funds obtained and their sources and applications in fixed assets or working capital for the years ended 31 December 2006 and 2005, are the following:

	Thousands of euros	
	2006	2005
Sources of funds:		
Funds generated from operations	118,976	41,289
Disposal of or decrease in fixed assets:		
Tangible	536	1,143
Financial	6,095	2,529
Transfer to short-term of long-term investments	-	5,173
Long-term debt	16,906	3,794
Total sources	**142,513**	**53,928**
Application of funds:		
Acquisitions of fixed assets		
- Intangible	3,953	1,697
- Tangible	5,131	7,190
- Financial	142,686	149,883
Net incorporation due to merger	-	94,461
Dividends	36,411	14,278
Transfer of long-term liabilities to short-term	-	5,735
Total funds applied	**188,181**	**273,244**
Decrease in working capital	**(45,668)**	**(219,316)**
Working capital adjustments		
Inventories	(1,653)	2,896
Accounts receivable	226,510	(113,163)
Current liabilities	(343,905)	(114,356)
Short-term financial investments	73,218	5,325
Cash and banks	40	(17)
Accrual accounts	122	(1)
Decrease in working capital	**(45,668)**	**(219,316)**

The reconciliation of income in 2006 and 2005 to the funds obtained from operations is as follows:

	Thousands of euros	
	2006	2005
Profit (loss) for the year	107,942	40,457
Increases:		
Depreciation and amortization expense	7,987	5,422
Overprovision for liabilities and charges	188	1,082
Depreciation and amortization of deferred expenses	56	55
Variation in allowances for intangible assets, tangible fixed assets and long-term investments	2,804	-
Losses on intangible assets, tangible fixed assets and long-term investments	-	248
	11,035	6,807
Decreases:		
Variation in allowances for intangible assets, tangible fixed assets and long-term investments	-	(5,975)
Deferred income	(1)	-
	(1)	(5,975)
Funds obtained from operations	**118,976**	**41,289**

Date of approval of the annual accounts: 30 March 2007

APPENDIX INFORMATION ON GROUP AND ASSOCIATED COMPANIES OF IBERDROLA ENERGÍAS RENOVABLES, S.A.U.

Company (*)	Location	Shareholding Direct	Shareholding Indirect	Net book value of the percentage owned at 12/31/06 (Thousands of euros)	Capital at 12/31/06	Reserves at 12/31/06	Profit for 2006	Dividends received
Group companies:								
Energias Renovaveis do Brasil, S.A.	Rio de Janeiro - Brazil	100,00%	-	39,176	38,456	(6,668)	193	-
C. Rokas, S.A. (**)	Athens - Greece	49,90%	-	91,260	11,887	69,266	14,219	1,743
Aeolia Producao de Energia, S.A.	Lisbon - Portugal	78,00%	-	564	150	368	(302)	-
Iberdrola Energias Renovaveis, S.A.	Lisbon - Portugal	100,00%	-	3,331	50	679	1,118	-
Iberdrola Energie Rinnovablili, S.P.A.	Rome - Italy	100,00%	-	281	120	66	381	-
Iberdrola Energies Renouvelables, S.A.S. (***)	Rennes - France	100,00%	-	21	19	(1,549)	(1,413)	-
Iberdrola Regenerative Energien GmbH	Hamburg - Germany	100,00%	-	31,088	25	30,514	(722)	-
Iberdrola Renewable Energies Ltd.	Birmingham - England	100,00%	-	60	-	(498)	(1,420)	-
Iberdrola Energia Odnawialna Spó3kaz Ograniczon Odpowiedzialnoccil	Warsaw - Poland	100,00%	-	2,061	26	(156)	(1,247)	-
Energia i Vent, S.A.	Barcelona	90,00%	-	1,890	2,100	(266)	(5)	-
Iberdrola Energías Renovables de Galicia, S.A.U.	Ourense	100,00%	-	47,828	47,828	5,507	35,951	33,039
Sistemas Energéticos Chandrexa, S.A.	Ourense	-	96,07%	-	1,415	541	988	-
Iberdrola Energías Renovables de Castilla La Mancha, S.A.U.	Toledo	100,00%	-	57,567	7,603	72,373	41,832	37,206
Energías Eólicas de Cuenca, S.A.	Cuenca	-	62,50%	-	7,600	(55)	(39)	-
Iberdrola Energías Renovables de Aragón, S.A.U.	Zaragoza	100,00%	-	29,102	29,102	1,394	15,810	8,628
Sistemas Energéticos Torralba, S.A.	Zaragoza	-	60,00%	-	3,081	647	2,978	-
Sistemas Energéticos Mas Garullo, S.A.	Zaragoza	-	51,00%	-	1,503	748	1,206	-
Sistemas Energéticos La Muela, S.A.	Zaragoza	-	50,00%	-	3,065	1,739	1,522	-
Iberdrola Energías Renovables de Andalucía, S.A.U.	Seville	100,00%	-	689	60	70	(543)	-
Sociedad Gestora de Parques Eólicos Campo de Gibraltar, S.A.	Málaga	-	55,00%	-	61	10	(7)	-
Sociedad Gestora de Parques Eólicos de Andalucía, S.A.	Málaga	-	55,00%	-	2,286	199	(127)	-
EME Dólar Uno, S.L.U.	Seville	-	100,00%	-	3	(5)	(16)	-
EME Dólar Tres, S.L.U.	Seville	-	100,00%	-	3	(4)	(28)	-
EME Ferreira Dos, S.L.U.	Seville	-	100,00%	-	3	(5)	(17)	-
EME Huéneja Tres, S.L.U.	Seville	-	100,00%	-	3	(5)	(21)	-
Iberdrola Energías Renovables de La Rioja, S.A.	Logroño	63,55%	-	7,128	6,015	75,351	17,705	4,386
Eólicas de La Rioja, S.A.	Logroño	-	63,55%	-	6,010	5,268	(2,500)	-
Iberenova Promociones, S.A.U.	Madrid	100,00%	-	30,354	28,308	5,903	18,188	9,309
Sistemas Energéticos del Moncayo, S.A.	Soria	-	75,00%	-	1,958	2,030	1,535	-
Biovent Holding, S.A.	Valladolid	85,00%	-	1,766	2,079	(109)	(87)	-
Productora Energía Eólica, S.A.	Valladolid	-	50,92%	-	1,874	(7)	(7)	-
Aerocastilla, S.A.	Valladolid	-	51,00%	-	1,363	(5)	(7)	-
Generación de Energía Eólica, S.A.	Burgos	-	51,00%	-	100	(6)	(8)	-
Villardefrades Eólica, S.L.	Valladolid	-	68,00%	-	1,788	(5)	(28)	-
Vientos de Castilla y León, S.A.	Valladolid	-	51,00%	-	61	(6)	(9)	-
Eólicas Fuente Isabel, S.A.	Valladolid	-	51,00%	-	61	(7)	(8)	-
Energía Global Castellana, S.A.	Valladolid	-	51,00%	-	61	(6)	(206)	-
Energías de Castilla y León, S.A.	Valladolid	-	76,50%	-	1,900	(6)	144	-
Biovent Energía, S.A.	Valladolid	85,00%	-	10,200	12,000	12,595	13,256	-
Ciener, S.A.U.	Bilbao	100,00%	-	6,545	6,545	10,304	3,455	1,791
Minicentrales del Tajo, S.A.	Madrid	-	66,58%	-	362	525	43	-
Energiaki Alogorachis, S.A.	Athens - Greece	100,00%	-	4,766	60	3,609	(225)	-
Iberdrola Renewable Energies USA, Ltd. (****)	Waine - USA	100,00%	-	82,392	82,392	(1,381)	(4,304)	-
Electra de Sierra de San Pedro, S.A.	Cáceres	80,00%	-	401	500	-	(7)	-
Ousauhing Raisner	Estonia	80,00%	-	1,022	943	336	(231)	-
EC Energoconsult	Mocsa - Hungary	100,00%	-	112	12	18	(81)	-
Iberdrola Energías Marinas de Cantabria, S.A.	Santander	60,00%	-	1,560	2,600	-	(20)	-
Sistemas Energéticos Los Campillos, S.A.U.	Valladolid	-	100,00%	3,638	61	(1)	348	-
				454,802				96,102

APPENDIX INFORMATION ON GROUP AND ASSOCIATED COMPANIES OF IBERDROLA ENERGÍAS RENOVABLES, S.A.U.

Company (*)	Location	Shareholding		Thousands of euros				
		Direct	Indirect	Net book value of the percentage owned at 12/31/06	Capital at 12/31/06	Reserves at 12/31/06	Profit for 2006	Dividends received
Associated companies:								
Energías Renovables de la Región de Murcia, S.A.	Murcia	50,00%	-	25,615	51,229	537	2,023	-
Eólicas de Euskadi, S.A.	Vitoria	50,00%	-	14,619	22,066	5,629	11,199	5,918
Sotavento Galicia, S.A.	Ourense	-	8,00%	-	1,415	444	1,520	
Eólica Campollano, S.A.	Madrid	-	25,00%	-	6,560	4,038	4,002	-
Desarrollo de Energías Renovables de La Rioja, S.A.	Logroño	-	40,51%	-	16,500	(113)	7,221	-
Molinos del Cidacos, S.A.	Logroño	-	31,78%	-	10,250	6,815	10,586	-
Molinos de La Rioja, S.A.	Logroño	-	42,37%	-	3,000	2,175	2,067	-
Molinos del Linares, S.A.	Logroño	-	31,78%	-	-	-	-	-
Electra de Layna, S.A.	Valladolid	-	42,50%	-	4,278	(37)	31	-
Saltos del Belmontejo, S.L.	Cuenca	-	24,84%	-	500	(13)	(7)	-
Cartera Nuevo Santa Teresa, S.L.	Toledo	-	22,22%	-	-	-	-	-
Electra de Malvana, S.A.	Cáceres	48,00%	-	241	500	-	(8)	-
Electra de Montanchez, S.A.	Cáceres	40,00%	-	201	500	-	(22)	-
				40,676				5,918

(*) Companies dedicated to the electricity generation via renewable energy sources
(**) Listed company and holding company for a subgroup of 34 companies
(***) Holding company for the Perfect Wind subgroup, comprising 20 companies
(****) Holding company for a subgroup of 30 companies

IBERDROLA ENERGÍAS RENOVABLES, S.A. sole shareholder company

Management Report

Year ended 31 December 2006

SIGNIFICANT EVENTS IN 2006

a) Strategic Plan and installed capacity.

In 2006 Iberdrola raised its renewable energy generating capacity by 624 MW from 3,810 MW in 2005 to 4,434 MW in 2006 (+16.4%), with increases in both Spain (420 MW) and abroad (204 MW). Of its total installed renewable capacity, 4,102 MW is wind power and 332 MW mini-hydroelectric.

This is above the 434 MW (+11%) target set in Iberdrola's Strategic Plan for 2002-2006 and consolidate Iberenova's position as a global leader in renewable energies.

In wind power it has added 607 MW of capacity, including 204 MW from Iberdrola's foreign wind farms, located in France, Germany, Poland, Greece, Brazil, Portugal and the US. In mini-hydroelectric capacity, 17 MW have been added.

Regarding other renewable technologies, the Group has a number of solar thermal and photovoltaic power generation projects under development, as well as biomass, bioethanol and biodiesel plants.

b) The international business

In 2006, Iberdrola continued the international expansion of its renewable energy business begun in 2005.

First, the year featured its foray into the US market via a number of acquisitions (e.g. Community Energy and Midwest Renewable Energy Projects) and an agreement with Gamesa to acquire wind farms. Iberdrola ended 2006 with 26 MW of capacity in operation in the US and a project portfolio entailing more than 5,000 MW. It now has a permanent office set up in the state of Pennsylvania.

Second, the Group struck a deal to acquire Perfect Wind in France, which owns the rights to a portfolio of 600 MW of projects.

Finally, a number of construction projects increasing the installed capacity, were carried out and/or acquisitions made in other countries, such as Greece, Portugal, France, Poland, Germany, the UK, Estonia, Hungary and Brazil, while the Group also expanded its portfolio of future wind farms.

c) Business activity in 2006

Energy generated from the Company's mini-hydroelectric installations in 2006 totaled 350.7 GWh, less than the figure for 2005 of 383.9 GWh due to the drought during the year. This caused a 10% decline in revenues from sales.

Income from services rendered in the construction of turnkey projects rose considerably in 2006 as a larger number of wind farms were completed.

The increase in "Other operating income" was due to an increase in management services offered to different companies.

BUSINESS OUTLOOK FOR 2007

In 2007, the Iberenova Group will continue with its planned investment to roll out new projects currently under development or construction, expanding capacity in both its existing technologies of wind and mini-hydroelectric, and new technologies such as solar thermal and photovoltaic, biomass and biofuels.

RESEARCH AND DEVELOPMENT

In research and development, the RD&i Committee was created with the mission of managing the business innovation process.

Meanwhile, work continued on the renewables projects initiated in 2005:

- The MULTIPLICADORAS Project: this involves researching the relationship between the useful life of wind turbine generators and the external environmental conditions regarding wind speed, turbulence and outages under different regulatory regimes.

- The OLASLUZ Project: this is the first ocean wave power project in Spain, with capacity of up to 1.25 MW in Santoña, Santander, on the Bay of Biscay.

- CORE Project: a pioneering initiative in the sector to create the Toledo Renewables Operations Center. The center will optimize technical management and financial returns in real time, 24/7, 365 days a year, for all wind farms, mini-hydroelectric plants and substations whether run by Iberdrola or other renewables operators.

- The European WINDGRID Project: seeks to integrate wind farms into the electricity system, maximizing the use of renewables while ensuring the stable and secure operation of the grid. It also seeks to create a technical base that the EU can use to draw up standards and simulate possible scenarios.

- The METEOFLOW Project: forecasting wind power generation to be able to minimize diversions in the market and enhance operational management.

- The VOLTAGE DROPS AND REACTIVE POWER Project: looking at the connections between wind farms and the grid.

EVENTS AFTER THE BALANCE SHEET DATE

The main transactions carried out by the Iberenova Group after the end of the financial year were as follows:

- In February 2007, the Iberenova parent company acquired a further 10% of subsidiary Biovent Holding, S.A. It already owned 85% of this company at year-end 2006. The price of the transaction is variable, with an initial payment of 2 million euros.

- In March 2007, Iberenova acquired an additional 2.8% of the common shares of C. Rokas, S.A., in which at year-end 2006 it owned 49.9%. This took its holding to 52.7% at the end of March 2007, the date of preparation of the consolidated annual financial statements. In addition, Iberenova acquired a package of preferred stock without voting rights from the Rokas family for 26.9 million euros.

TREASURY SHARES

Iberenova did not acquire or carry out any transactions with treasury shares in 2006.

ENVIRONMENT

The rollout of the Iberdrola Group's Global Environmental Management System was completed in 2006. This system, certified by the Spanish Association for Standardization and Certification (AENOR), approves the Environmental Guidelines which entail concrete aims and targets for the whole of the Iberdrola Group.

AUDIT REPORT

* * * *

IBERDROLA ENERGÍAS RENOVABLES, S.A.U. AND SUBSIDIARIES
Consolidated Annual Accounts and Consolidated Management Report
for the year ended December 31, 2006

(Translation of a report and consolidated annual accounts originally issued in Spanish.
In the event of discrepancy, the Spanish-language version prevails)

AUDIT REPORT ON THE CONSOLIDATED ANNUAL ACCOUNTS

Translation of a report and consolidated annual accounts originally issued in Spanish. In the event of discrepancy, the Spanish-language version prevails.

To the Sole Shareholder of
Iberdrola Energías Renovables, S.A.U.

We have audited the consolidated annual accounts of Iberdrola Energías Renovables, S.A.U. and its subsidiaries (the Group), which comprise the consolidated balance sheet at December 31, 2006, the consolidated income statement, the consolidated statement of recognised income and expense, the consolidated cash flow statement and the notes thereto for the year then ended, the preparation of which is the responsibility of the Parent Company's sole director. Our responsibility is to express an opinion on the aforementioned consolidated annual accounts taken as a whole, based upon work performed in accordance with auditing standards generally accepted in Spain, which require the examination, through the performance of selective tests, of the evidence supporting the annual accounts, and the evaluation of their presentation, of the accounting principles applied, and of the estimates made.

In accordance with mercantile law, for comparative purposes the Parent Company's sole director has included for each of the captions included in the consolidated balance sheet, the consolidated income statement, the consolidated statement of recognized income and expense, the consolidated cash flow statement and the notes thereto, in addition to the figures of 2006, those of 2005. Our opinion refers only to the consolidated annual accounts for 2006. On April 3, 2006 we issued our audit report on the 2005 consolidated annual accounts, in which we expressed an unqualified opinion.

In our opinion, the accompanying 2006 consolidated annual accounts give a true and fair view, in all material respects of the equity and financial position of Iberdrola Energías Renovables, S.A.U. and its subsidiaries at December 31, 2006 and the consolidated results of its operations, the changes in consolidated equity contained in the consolidated statement of recognized income and expense and the consolidated cash flow for the year then ended and contain the required information necessary for their adequate interpretation and comprehension, in conformity with the international financial reporting standards adopted by the European Union which are consistent with those applied to the figures and information corresponding to the 2005 consolidated financial statements.

The accompanying consolidated management report for the year ended December 31, 2006 contains such explanations as the Parent Company's sole director considers appropriate concerning the situation of Iberdrola Energías Renovables, S.A.U. and its subsidiaries, the evolution of their business and other matters, and is not an integral part of the consolidated annual accounts. We have checked that the accounting information included in the consolidated management report mentioned above agrees with the consolidated annual accounts for the year ended December 31, 2006. Our work as auditors is limited to verifying the consolidated management report in accordance with the scope mentioned in this paragraph, and does not include the review of information other than that obtained from the accounting records of the consolidated companies.

ERNST & YOUNG, S.L.
Signed on the original in Spanish

April 2, 2007

CONSOLIDATED ANNUAL ACCOUNTS AND MANAGEMENT REPORT FOR THE YEAR ENDED DECEMBER 31, 2006

CONTENTS

IBERDROLA ENERGÍAS RENOVABLES, S.A.U. AND SUBSIDIARIES

Consolidated balance sheet

At December 31,

	Note	Thousands of euros 2006	2005
ASSETS			
NON-CURRENT ASSETS			
Intangible assets	8	**44,316**	**42,405**
Goodwill		30,963	30,850
Other intangible assets		13,353	11,555
Property, plant and equipment	9	**4,135,342**	**3,460,054**
Property, plant and equipment in use		3,574,582	3,139,575
Property, plant and equipment in progress		560,760	320,479
Financial assets	10	**71,001**	**30,319**
Investments accounted for using the equity method		143	143
Non-current equity investments		1,130	288
Other non-current financial investments		67,299	29,888
Derivative financial instruments		2,429	-
Non-current trade and other receivables	18	**-**	**10,727**
Deferred tax assets	17	**33,724**	**55,449**
		4,284,383	3,598,954
CURRENT ASSETS			
Current trade and other receivables	11	**144,977**	**293,184**
Current financial assets	10	**38,715**	**33,439**
Current equity investments		2,314	485
Other financial investments		35,083	32,954
Derivative financial instruments		1,318	-
Tax receivables	20	**145,012**	**101,399**
Cash and cash equivalents	12	**122,788**	**61,350**
		451,492	489,372
TOTAL ASSETS		4,735,875	4,088,326
EQUITY AND LIABILITIES			
Of shareholders of the parent	13		
Share capital		164,600	164,600
Share premium		101,979	101,979
Unrealized assets and liabilities revaluation reserve		770	(8,643)
Other reserves		261,769	153,402
Translation differences		85	2,159
Net profit for the year		189,688	144,325
Of minority interests		75,766	66,539
		794,657	624,361
NON-CURRENT LIABILITIES			
Deferred income	14	**117,506**	**90,928**
Provisions	15	**15,343**	**27,375**
Provisions for pensions and similar obligations		564	525
Other provisions		14,779	26,850
Bank borrowings and other financial liabilities		**484,598**	**365,985**
Bank borrowings-loans	16	482,194	293,125
Derivative financial instruments	17	2,404	72,860
Other non-current liabilities	18	**460,963**	**495,191**
Deferred tax liabilities	19	**26,738**	**25,404**
		1,105,148	1,004,883
CURRENT LIABILITIES			
Provisions		**2,330**	**8,791**
Other provisions		2,330	8,791
Bank borrowings and other financial liabilities		**109,020**	**79,078**
Bank borrowings loans	16	108,895	78,435
Derivative financial instruments	17	125	643
Trade and other payables		**2,724,720**	**2,371,213**
Trade payables		173,438	123,223
Current tax liabilities and other tax payables	20	64,006	76,907
Other current liabilities	33	2,487,276	2,171,083
		2,836,070	2,459,082
TOTAL EQUITY AND LIABILITIES		4,735,875	4,088,326

Notes 1 to 39 to the accompanying consolidated financial statements and the appendix are an integral part of the consolidated balance sheet.

IBERDROLA ENERGÍAS RENOVABLES, S.A.U. AND SUBSIDIARIES

Consolidated income statement for the year ended

At December 31,

	Note	*Thousands of euros* 2006	2005
Revenue	21	**695,635**	**557,256**
Staff costs	22	(38,186)	(21,651)
Capitalised staff costs	22	8,125	5,656
Outside services	23	(114,104)	(77,367)
Other operating income		14,063	8,044
		(130,102)	**(85,318)**
Taxes other than income tax		(8,848)	(14,302)
		556,685	**457,636**
Depreciation and amortization, charge and allowances	24	(182,435)	(149,889)
PROFIT FROM OPERATIONS		**374,250**	**307,747**
Result of companies accounted for using the equity method		-	36
Finance income	25	31,802	4,423
Finance costs	26	(100,374)	(68,780)
Gains on disposal of non-current assets		934	157
Losses on disposal of non-current assets		-	(219)
PROFIT BEFORE TAX		**306,612**	**243,364**
Income tax	19	(106,240)	(90,164)
NET PROFIT FOR THE YEAR		**200,372**	**153,200**
Minority interests	13	(10,684)	(8,875)
NET PROFIT FOR THE YEAR ATTRIBUTABLE TO EQUITY HOLDERS OF THE PARENT		**189,688**	**144,325**
EARNINGS PER SHARE (EUROS)		**11.52**	**8.77**

Notes 1 to 39 to the accompanying consolidated financial statements and the appendix are an integral part of the consolidated income statement.

IBERDROLA ENERGÍAS RENOVABLES, S.A.U. AND SUBSIDIARIES

Consolidated statement of recognized income and expense

For the years ended December 31, 2006 and 2005

	Thousands of euros					
	Year ended December 31, 2006			*Year ended December 31, 2005*		
	Parent company	*Minority interests*	*Total*	*Parent company*	*Minority interests*	*Total*
Net income recognized directly in equity						
Other reserves						
Other	-	-	-	3,262	-	3,262
Tax effect	-	-	-	(1,142)	-	(1,142)
	-	-	-	**2,120**	-	**2,120**
Unrealized assets and liabilities revaluation reserves						
Change in the value of cash flow hedges	14,482	-	14,482	657	-	657
Tax effect	(5,069)	-	(5,069)	(230)	-	(230)
	9,413	-	**9,413**	**427**	-	**427**
Translation differences						
Change in translation differences	(2,756)	-	(2,756)	(72)	-	(72)
Tax effect	682	-	682	25	-	25
	(2,074)	-	**(2,074)**	**(47)**	-	**(47)**
Net Profit for the year	**189,688**	**10,684**	**200,372**	**144,325**	**8,875**	**153,200**
	197,027	**10,684**	**207,711**	**146,825**	**8,875**	**155,700**

Notes 1 to 39 to the accompanying consolidated financial statements and the appendix are an integral part of the consolidated statement of recognized income and expense.

IBERDROLA ENERGÍAS RENOVABLES, S.A.U AND SUBSIDIARIES
Consolidated cash flow statements
For the years ended December 31, 2006 and 2005

		Thousands of euros	
	Note	*2006*	*2005*
Cash flows from operating activities (I)			
Profit for the year		**200,372**	**153,200**
Adjustments for:			
Depreciation and amortization expense and provisions	15 - 24	187,243	152,000
Net result of associates		-	(36)
Grants credited to income	14	(4,808)	(2,111)
Finance income and expense	25 – 26	68,572	64,357
Gains on disposal of non-current assets		(934)	62
Change in working capital			
Change in trade and other receivables		74,356	(44,994)
Change in trade and other payables		401,775	392,290
Effect in working capital of changes in the consolidation method and/or scope		(238,939)	37,478
Effect in non-current trade and other payables		3,839	2,411
Income tax paid		(13,764)	(5,407)
Interest received		25,750	2,500
		703,462	**751,750**
Cash flows from investing activities (II)			
Investment in intangible assets	8	(8,422)	(5,238)
Investment in property, plant and equipment	9	(644,140)	(617,290)
Investment in subsidiaries, net of cash and cash equivalents acquired	28	-	(97,870)
Purchase of other non-current financial assets		(38,253)	(13,320)
Change in working capital for current financial assets		(5,276)	(21,298)
Proceeds on disposal of non-financial assets		7,271	11,828
Proceeds on disposal of financial assets		-	3,034
		(688,820)	**(740,154)**
Cash flows from financing activities (III)			
Deferred income	14	32,293	30,846
Contributions to provisions	15	-	(61)
Change in working capital for current interest bearing loans and borrowings		29,942	54,742
Cash proceeds from borrowings		118,613	16,857
Interest paid or capitalised		(98,139)	(65,947)
Dividends paid		(35,913)	(14,280)
		46,796	**22,157**
Net increase in cash and cash equivalents (I+II+III)		**61,438**	**33,753**
Cash and cash equivalents at January 1		61,350	27,597
Cash and cash equivalents at December 31		**122,788**	**61,350**

Notes 1 to 39 to the accompanying consolidated financial statements and the appendix are an integral part of the consolidated cash flow statements.

IBERDROLA ENERGÍAS RENOVABLES, S.A.U. AND SUBSIDIARIES

Notes to the consolidated financial statements

December 31, 2006

1. GROUP ACTIVITY

Iberdrola Energías Renovables, S.A.U. (formerly Iberdrola Energías Renovables II, S.A.) was incorporated on July 9, 2001. It engages in all activities, projects and services related to:

- The production and marketing of electricity generated using a range of renewable energies, including but not restricted to, hydro-electric or mini-hydroelectric, wind, solar, photovoltaic, biomass and energy from waste, as well as the development, construction, operation and maintenance of these kinds of renewable energy plants.

- The start-up of all kinds of services related to the engineering of renewable energy power plants in general, and specifically research, engineering or energy consultancy studies, and environmental, technical and economic studies relating to such power plants. Also, the operation and maintenance of plants owned by third parties and participation in projects concerning such plants both as owner or as contractor for their operation, conservation and maintenance.

The Company's registered office is at calle Tomás Redondo, 1, Madrid.

The subsidiaries mainly engage in the generation of electricity from renewable energy sources, both in Spain and abroad. Details of these companies are presented in an appendix to the consolidated financial statements under "Information on subsidiaries, associates and investees of Iberdrola Energías Renovables, S.A.U."

2. BASIS OF PRESENTATION OF THE CONSOLIDATED FINANCIAL STATEMENTS

a) Applicable policies applied

The Iberdrola Energía Renovables Group's 2006 consolidated financial statements were prepared by the Sole Director on March 30, 2007 in accordance with International Financial Reporting Standards (IFRSs), as adopted by the European Union, in conformity with Regulation (EC) 1606/2002 of the European Parliament and of the Council.

These consolidated financial statements were drawn up voluntarily, the Iberdrola Energías Renovables group being under no obligation to present accounts as its Parent Company, Iberdrola Energías Renovables, S.A.U., is a subsidiary of another parent, Iberdrola, S.A., which prepares and presents consolidated financial statements.

These consolidated financial statements have been prepared on a historical cost basis, except for equity investments and derivative financial instruments, which have been measured at fair value. The carrying amounts of assets and liabilities hedged by fair value hedges are restated to reflect variations in their fair value as a result of the risk hedged.

The standards issued by the corresponding bodies whose application is not mandatory in 2006 would not have a material impact on these consolidated annual accounts.

IFRS allow a number of alternative treatments in their regular application, including the following:

- IFRS allow an option whereby finance costs generated by external finance allocated to assets in progress can be recognized as an increase in the cost of acquisition of the assets. The Group has opted to capitalize these finance costs.

- Investments in joint ventures can be consolidated either using the proportionate consolidation method or using the equity method provided the same criteria are applied to all the stakes in joint ventures owned by the Group. The Group consolidates all companies in which it shares control with other partners using the proportionate consolidation method.

- "Intangible assets" and "Property, plant and equipment" can be measured either at fair value or at acquisition cost, adjusted for accumulated depreciation and amortization and any impairment. The Group has opted to recognize these assets at adjusted acquisition cost.

- IFRS allow two possible treatments of government grants: deduct from the carrying amount of the asset the grant received for its acquisition or present the grants as deferred income under liabilities in the balance sheet. The Group has opted for the latter option.

b) Consolidation principles

The Iberdrola Energías Renovables Group fully consolidates subsidiaries over which it exercises control, unless they are considered insignificant to the fair presentation of the Group.

The Iberdrola Energías Renovables Group considers that it has control over a company when it has the power to govern its financial and operating policies so as to obtain benefits from its activities.

Jointly controlled entities that Iberdrola Energías Renovables manages together with other companies were consolidated using proportionate consolidation.

The associates over which the Iberdrola Energías Renovables Group does not exercise control but does have a significant influence were accounted for in the consolidated balance sheet by the equity method. For the purposes of these Consolidated Annual Accounts, it is considered that a significant influence is exercised over companies in which the Group has an ownership of over 20%, except in specific cases in which, although the Group's ownership interest is lower, the existence of a significant influence can be clearly demonstrated.

The appendix to the consolidated financial statements lists all Iberdrola Energías Renovables, S.A.U.'s subsidiaries, jointly controlled entities and associates, together with the consolidation or measurement basis used in preparing the accompanying consolidated financial statements and other related disclosures.

The closing date used for the financial statements of subsidiaries, jointly controlled entities and associates is December 31. The accounting policies applied by these companies are the same or have been conformed to those used by the Iberdrola Energías Renovables Group to prepare these consolidated annual accounts.

The financial statements of each of the foreign companies have been prepared in their respective functional currencies, defined as the currency of the economy in which each company operates and in which it generates and uses cash.

The operations of Iberdrola Energías Renovables, S.A.U. and of its consolidated subsidiaries and jointly controlled entities are consolidated in accordance with the following basic principles:

- On acquisition, the assets, liabilities and contingent liabilities of a subsidiary are recognized at fair value. Any excess of the cost of acquisition of the subsidiary over the company's interest in the fair value of the assets and liabilities is recognized as goodwill.

  If the company's interest in the net fair value fair value of the acquired assets and liabilities (negative goodwill) exceeds the cost of the business combination, that excess is recognized immediately in the consolidated income statement as a gain.

  Results of subsidiaries acquired or sold in the year are included in the consolidated income statement as from the effective date of acquisition or up to the effective date of sale.

- Goodwill acquired in business combinations ceases to be amortized after January 1, 2004, the IFRS transition date, but is tested for impairment.

- The result of measuring investments in associates using the equity method (after eliminating transactions between Group companies) is recognized under "Other reserves" and "Result of companies accounted for using the equity method" on the accompanying consolidated balance sheet and income statement, respectively.

- The interests of minority shareholders in the equity and results of the fully consolidated subsidiaries and proportionately consolidated joint ventures are presented under "Equity – Minority interests" on the liability side of the consolidated balance sheet and "Minority Interests" in the consolidated income statement, respectively.

- The financial statements of foreign companies have been translated into euros using the year-end exchange rate method. This method consists of translating all assets, rights and obligations into euros at the exchange rates prevailing at the date of the consolidated financial statements, translating consolidated income statement items at the average exchange rates for the year, and translating equity items at the exchange rates applying at their date of acquisition (or in the case of retained earnings at the average exchange rates for the year they were generated, provided there were no material transactions that would make this misleading).

- All accounts and transactions between fully and proportionately consolidated companies have been eliminated in consolidation.

3. REGULATIONS GOVERNING ELECTRICITY GENERATION UNDER THE SPECIAL REGIME IN SPAIN

Power generation under the special regime in Spain is regulated by the Spanish Electricity Industry Law 54/1997 of November 27 and subsequent implementing regulations.

On March 27, 2004, the government published Royal Decree 436/2004 setting out the method for updating, systematizing and restructuring the legal and economic framework for electricity generation under Spain's special regime. The Royal Decree allows renewables/CHP electricity generators to select one of two remuneration schemes. Under the first scheme, the generator sells electricity to the distributor at a fixed price which is defined in Article 2 of Royal Decree 1432/2002 as between 90% and 80% of the average electricity tariff over the full useful life of the plant in question. Under the second it sells electricity at the wholesale pool price plus an incentive bonus and a premium. The incentive bonus is set at 10% of the average tariff and the premium at 40%.

4. ACCOUNTING POLICIES

The principal accounting policies used in preparing the consolidated annual accounts were as follows:

a) Revenue recognition

Revenue from sales is measured at the fair value of the assets or rights received as consideration for the goods and services provided in the ordinary operating activities of the Group companies net of discounts and applicable taxes, and is recognized at the time that the goods and ownership have passed to the buyer.

Interest income is accrued on a time proportional basis, by reference to the principal outstanding and the effective interest rate applicable, which is the rate that exactly discounts estimated future cash receipts through the expected life of the asset to that asset's carrying amount.

Dividend income is recognized when the Iberdrola Energías Renovables Group companies' right to receive the payment is established.

b) Associates

Associates are companies over which the Group exercises significant influence but which are neither subsidiaries nor jointly controlled entities. Therefore, the Group has the power to participate in their financial and operating decisions, but not to fully or jointly control them.

In general, investments in associates are accounted for using the equity method of accounting. Under this method, investments are measured initially at acquisition cost, subsequently adjusted for changes to each company's equity, taking into consideration the percentage of ownership and any impairments.

Gains or losses on transactions with associates are eliminated in proportion to the Group's percentage ownership of the companies concerned.

c) Joint ventures

A joint venture is a company formed by several partners to carry out an activity under their joint control. Joint control means that the financial strategy and operating decisions of the company require the consent of the venturers.

Iberdrola Energías Renovables Group companies that directly undertake jointly controlled activities include in their financial statements the proportion of the assets and liabilities managed and their share of income and expenses, using proportionate consolidation.

Goodwill arising on the acquisition of interests in joint ventures is recognized in accordance with the Group's accounting policies described below.

d) Goodwill

Goodwill arising on Consolidation represents the difference between the price paid to acquire subsidiaries or jointly controlled entities (consolidated using either the full or the proportionate consolidation method) and the Group's percentage ownership of the fair value of the components making up the net assets of these companies at the time of acquisition. Goodwill arising from acquisitions of companies with a functional currency other than the euro is translated to euros at the exchange rates prevailing at the consolidated balance sheet date.

Goodwill acquired after January 1, 2004 is measured at acquisition cost. Goodwill acquired before this date is recognized at its net carrying amount at December 31, 2003, under Spanish GAAP and in accordance with IFRS 1: "First-time Adoption of International Financial Reporting Standards." In neither instance is goodwill amortized, although at the end of each reporting period goodwill is reviewed for impairment to its recoverable value and any impairment is written down (see Note 4.i).

e) Other intangible assets

Concessions, patents, licenses and similar basically comprises surface and transit rights on the Group's land holdings measured at acquisition cost. Concession periods are from 50 to 75 years, but the Group amortizes surface rights and easements on a straight-line basis in accordance with the life of the assets located on the concession, from the moment the wind farm concerned comes on stream.

Computer software includes acquisition and development costs for basic IT systems used in managing the Group.

Computer system maintenance costs are recorded with a charge to the consolidated income statement for the year in which they are incurred.

Computer software is amortized on a straight-line basis over a period of between three and five years from the time each application is put to use.

f) Property, plant and equipment

Property, plant and equipment is stated at cost, including, where appropriate, the following items:

- External finance costs accrued solely in the construction period.

  The Group determines the amount of capitalizable finance costs according to the following procedure:

  a) The interest on specific-purpose sources of financing used to build certain of the companies' assets is capitalized in full.

b) Interest on general sources of finance, capitalized by applying the average effective interest rate to the average accumulated amount of capitalizable investment less investment financed with specific sources, provided this does not exceed the total finance costs accrued in the year.

The average capitalization rates used to determine the interest expense capitalized in 2006 and 2005 were 4.2% and 3.6%, respectively.

In 2006 and 2005, the Group used the process explained above to capitalize finance costs of 6,052 thousand euros and 1,937 thousand euros, respectively, under "Property, plant and equipment," recognized as "Finance income" on the accompanying consolidated income statements.

- Staff costs relating directly or indirectly to construction in progress.

  In 2006 and 2005, 8,125 thousand euros and 5,656 thousand euros, respectively, were capitalized for this concept.

- Under the specific legislation applying to subsidiaries in Greece, France and the US, the asset values include all futures costs for the dismantling of their production plants. The amount of these costs is recognized at fair value at the time the plants come on stream under "Provisions – Other provisions" in the accompanying consolidated balance sheet.

  These companies review the estimates of these future costs annually and increase or reduce the carrying amounts of the assets accordingly.

The Group transfers work in progress to property, plant and equipment in use once the plant start-up is authorized.

The costs of expansion of or improvements to property, plant and equipment leading to increased productivity or capacity or to a lengthening of the useful lives of the assets are capitalized.

When the Iberdrola Energías Renovables Group acquires a group of assets or of net assets that do not constitute a business, the cost is allocated across the asset group's individually identifiable assets and liabilities, using fair values at the acquisition date.

Replacement or renewal of complete units is recognized as an addition to property, plant and equipment, and the units replaced or renewed are derecognized.

Gains or losses on the disposal of property, plant and equipment are determined as the difference between the net disposal proceeds and the carrying amount of the asset.

At December 31, 2006 and 2005, the Group has no asset classified as investment property.

g) Depreciation of property, plant and equipment in use

The cost of property, plant and equipment in use is depreciated on a straight-line basis at annual rates based on the following years of estimated useful life:

	Average years of estimated useful life
Buildings	50
Wind farms	15 – 20
Hydro-electric plants:	
- Civil engineering	35 – 70
- Electromechanical equipment	35
Distribution facilities	40
Meters and measuring devices	15 – 27
Dispatching centers and other facilities	4 – 12

h) Leases

The Group classifies as finance leases all arrangements under which the lessor transfers to the lessee substantially all the risks and rewards incidental to ownership of the asset. All other leases are classified as operating leases.

Assets acquired under finance leases are recognized as non-current assets in accordance with their nature and function. Each asset is depreciated over its useful life as the Group considers there to be no doubt that ownership of the assets will be transferred at the end of the lease term. Assets are measured at the lower of the fair value of the leased asset and the present value of the future lease payments.

At December 31, 2006 and 2005, the amounts of "Property, plant and equipment" in the consolidated balance sheet corresponding to assets under finance leases were 381 thousand euros and 292 thousand euros, respectively.

The expenses arising on operating leases are charged to the consolidated income statement over the term of the lease on an accrual basis.

i) Impairment of assets

The Group assesses at each balance sheet date whether there is an indication that a non-current asset may be impaired. If any such indication exists, the recoverable amount of the asset is estimated to determine the extent of any impairment loss. In the case of identifiable assets that do not themselves generate any independent cash flows, the Group estimates the recoverable value of the cash flow generating unit to which the asset belongs.

In the case of goodwill and other intangible assets with an indefinite useful life or which have not yet come into use, the Group systematically assesses their recoverable value at each balance sheet date.

The recoverable amount is the higher of the asset's fair value less costs to sell and its value in use, measured as the present value of its estimated future cash flows. In calculating value in use, the assumptions used in the estimate include discount rates, growth rates and expected changes in selling prices and direct costs. Pre-tax discount rates include the time value of money and the risks specific to the cash-generating unit. Growth rates and changes in prices and direct costs are based on sector estimates and the Group's experience and forecasts, respectively.

The Group uses discount rates ranging from 4.8% to 14.2% (2005: between 5.74% and 16%) in accordance with the risks specific to each unit.

If the recoverable amount of an asset is less than its carrying amount, an impairment loss is recognized for the difference with a charge to "Depreciation and amortization charge and allowances" in the consolidated income statement. Impairment losses recognized for an asset are with a credit to the aforementioned heading when there is a change in the estimates concerning the recoverable amount of the asset, increasing the carrying amount of the asset, but so the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized, except in the case of the impairment of goodwill, which is not reversible.

The consolidated income statements for 2006 and 2005 contained no amounts under this heading.

j) **Financial instruments**

Financial assets

The Group classifies all financial assets, current and non-current, as follows:

- Financial assets at fair value through profit or loss: assets that meet the following criteria:

    1. The asset has been classified as held-for-trading financial assets and the Group expects to derive profits from fluctuations in its price.

    2. The asset has been included in this classification upon initial recognition.

    Assets in this class are shown on the balance sheet at fair value, and changes in this fair value are recognized in "Finance costs" and "Finance income" on the income statement, as appropriate.

    The Group includes in this category derivative financial instruments that, while providing an effective hedge according to the risk management policies, do not meet the criteria for hedge accounting in IAS 39 - Financial Instruments (see Note 17).

- Loans and receivables: these are initially recognized in the balance sheet at fair value and are subsequently measured at amortized cost using the effective interest rate method.

    The Group records the related provisions for the difference between the amount of the receivables considered recoverable and their carrying amount.

- Held-to-maturity investments: those that the Group has the intention and ability to hold to maturity, and which are carried at amortized cost. At the balance sheet date 2006 and 2005 the Group had classified no investments in this category.

- Available-for-sale financial assets: all assets that are not classified in any of the preceding categories.

The Group determines the most appropriate classification of its financial assets after acquisition and reevaluates this designation at each financial year end.

All regular way purchases and sales of financial assets are recognized on the trade date.

Cash and cash equivalents

This heading in the consolidated balance sheet includes cash, sight accounts and other highly liquid short-term investments that can be realized in cash quickly and are not subject to a risk of change in value.

Bank borrowings-loans and other financial liabilities

Loans and similar items are recorded initially at the amount received less transaction costs. After initial recognition, these financial liabilities are measured at amortized cost using the effective interest rate method, except for hedged transactions, which are measured using the method described in the paragraph on "Derivative financial instruments and hedges" below. Also, obligations under finance leases (see Note 4.h) are recognized at the present value of the lease payments under "Bank borrowings loans" in the consolidated balance sheet.

Trade and other payables

Trade payables are initially recognized at fair value and are subsequently measured at amortized cost using the effective interest rate method.

Other non-current payables and other current liabilities

These headings in the consolidated balance sheet mainly reflect balances in favor of the sole shareholder, Iberdrola, S.A. and its subsidiaries and related parties.

Financial transactions carried out with these are recognized in the same way as interest bearing loans and borrowings and trade receivables and payables; i.e. initially at fair value and after initial recognition at amortized cost using the effective interest rate method.

Derivative financial instruments and hedges

Derivative financial instruments are initially recognized in the consolidated balance sheet at acquisition cost and subsequently remeasured at fair value as necessary. Any gains or losses arising from such changes in value are recognized in the income statement unless the derivative has been designated as a cash flow hedge.

For accounting purposes, hedges are classified as follows:

- Fair value hedges: where the risk hedge is a change in the fair value of an asset or liability recognised on the consolidated balance sheet or a firm commitment (with the exception of exchange rate hedges in the latter instance).

- Cash-flow hedges: when the risk hedged in the variation in cash flows attributable to a specific risk associated with a recorded asset or liability or a forecast transaction, or to exchange rate risk in a firm commitment.

At the inception of a hedge relationship, the Group formally designates and documents the hedge relationship to the Group wishes to apply hedge accounting. This documentation includes identification of the hedging instrument, the hedged item, the nature of the risk being hedged and how the entity will assess the hedging instrument's effectiveness. In addition, hedges are reviewed periodically to ensure they are highly effective (between 80% and 125%).

Hedges which meet the strict criteria for hedge accounting are accounted for as follows:

- In the case of fair value hedges, both changes in the fair value of financial derivatives classified as hedges and changes in the fair value of the hedged item attributable to the risk hedged are recognized as a charge or credit in the consolidated income statement, as appropriate. The net amount of gains or losses accrued by the hedged item and hedging instrument taken together are recognized under "Finance income" and "Finance costs."

- In cash flow hedges and hedges of a net investment in a foreign operation, changes in the fair value of the hedging derivative are recognized, in respect of the ineffective portion of the hedges, in the consolidated income statement, while the effective portion is recognized under "Unrealized assets and liability revaluation reserve" and "Translation differences", respectively, in the accompanying consolidated balance sheet. The cumulative gain or loss recognized in these headings is transferred to the relevant heading of the consolidated income statement as the hedged item affects net profit of loss or in the year in which the item is disposed of.

- If a hedge of a forecasted transaction results in the recognition of a non-financial asset or liability, this balance is used to determine the initial carrying amount of the asset or liability. If the hedged transaction did not give rise to an asset or liability, the amounts debited or credited to "Unrealized assets and liability revaluation reserve" in the consolidated balance sheet are recognized in the income statement in the same year as the hedged item.

- If a hedge of a forecasted transaction results in the recognition of a financial asset or liability, this balance is recognized in "Unrealized assets and liability revaluation reserve" until the hedged item affects net profit or loss.

- Upon derecognition of the hedge, the cumulative gain or loss recognized in "Unrealized assets and liability revaluation reserve" remains under this heading until the hedge is carried out, at which time the gain or loss is adjusted. If the forecast transaction is no longer expected to occur, the amounts previously recognized in this heading are transferred to the income statement.

The embedded derivatives are separated from the host contract when the characteristics and risks are not closely related to those of the host contract, provided the entire instrument is not measured at fair value with changes in fair value recognized in the income statement.

Fair value of the various financial instruments is calculated as follows:

- For derivatives traded in organized financial markets, the price at the close of business on the balance sheet date.

- For derivatives not traded in organized financial markets, the Group uses assumptions based on market conditions at the balance sheet date. Specifically, the fair value of interest rate swaps is measured as the value of rate swap spreads discounted to present value at the market interest rate. Exchange rate futures contracts are measured by discounting to present value future cash flows from the contracts based on forward exchange rates at year-end.

Derecognition of financial assets and liabilities

A financial asset is derecognized when:

- the rights to receive cash flows from the asset have expired.

- the Group retains the rights to receive cash flows from the asset, but has assumed an obligation to pay them in full to a third party, or has transferred substantially all the risks and rewards of the asset or has not retained them substantially.

- The Group has transferred its rights to receive cash flows from the asset and either a) has transferred substantially all the risks and rewards of the asset, or (b) has neither transferred nor retained substantially all risks and rewards of the asset, but has transferred control of the asset.

Financial liabilities are derecognized when the obligation under the liability is discharged or cancelled, or expires.

k) Deferred income

"Deferred income" basically comprises any non-repayable grant to finance property, plant and equipment. The grant is taken to the Consolidated Income Statement as the assets financed with the grant are depreciated.

"Other deferred income" includes amounts received from third-parties but not attributed to profit at the balance sheet date, for rights to use connection facilities to the electricity grid and other assets owned by the Group for a fixed period. These amounts are recognized on a straight-line basis under "Other operating income" in the accompanying consolidated income statement over the period for which the rights are granted.

l) Provisions for pensions and other provisions

The Group does not operate pension plans for its employees. These commitments are covered in the case of Spanish-based companies by the state Social Security System, expect for certain employees of Iberdrola, S.A. entitled to pensions. The cost of these is passed on from Iberdrola, S.A. to Iberdrola Energías Renovables, S.A.U. In 2006 and 2005, this cost amounted to 563 and 372 thousand euros, respectively, recognized under "Staff costs" in the consolidated income statement. The Iberdrola Energías Renovables Group does not assume any risk for this commitment.

In addition, subsidiary C. Rokas, S.A. has a commitment pursuant to Greek legislation to pay a bonus to employees upon retirement. This bonus varies in accordance with the employee's professional category and term of service. Its externalization is not mandatory. The estimate is made each year based on an actuarial calculation.

The Group also recognizes provisions to cover present obligations (legal or constructive) as a result of past events, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. A provision is recognized when the liability or obligation arises, with a charge to the relevant heading in the consolidated income statement depending upon the nature of the obligation, for the present value of the provision when the effect of discounting the value of the obligation to present value is material. The change in the provision due to its discounting each year is recognized under "Finance costs" in the consolidated income statement.

m) Transactions in currencies other than the euro

Transactions in currencies other than the functional currencies of Group companies are recognized in the corresponding functional currency at the exchange rate prevailing at the time of the transaction. During the year, the differences arising between the exchange rates at which the transactions were recorded and those in force at the date on which the related collections or payments are made are debited or credited, as appropriate, to profit or loss.

Also, fixed-income securities and receivables and payables outstanding at December 31 denominated in currencies other than the functional currencies of Group companies are translated at the year-end exchange rate each year. The resulting differences are charged to "Finance costs" or credited to "Finance income" in the consolidated income statement, as appropriate.

Transactions carried out in foreign currencies where the Group has opted to use financial derivatives or other hedging instruments to mitigate the exchange risk are described in Note 4.j.

n) Current/non-current classification

Payables are classified according to the outstanding time to maturity at the balance sheet date. Debts falling due in less than twelve months are classified as current and those with longer maturities as non-current.

o) Income tax

Most of the companies in Iberdrola Energías Renovables Group file tax returns as part of the consolidated tax group headed by the sole shareholder Iberdrola, S.A. In consequence, taxable income, and tax relief and credits are calculated jointly.

Income tax expense is accounted for using the liability method based on the general balance. This determines deferred tax assets and liabilities on the basis of the carrying amounts of assets and liabilities and their tax base, using the tax rates that can objectively be expected to be in force when the assets or liabilities are realized or settled. Deferred tax assets and liabilities arising from a charge or credit directly to equity are also recognized through a charge or credit to equity.

The Group recognizes deferred tax assets whenever future taxable profits are expected against which these assets can be recovered.

Tax relief for double taxation and other reasons as well as tax credits earned as a result of financial events in the year are deducted from accrued income tax expense, unless there are doubts as to whether they can be claimed.

p) Service concession arrangements for hydro-electric power plants

In accordance with Law 29/1985, of August 2, partially amended by Law 46/1999, of December 13, all Spanish hydro-electric power plants are subject to temporary service concession arrangements. According to the terms of these arrangements, upon expiration of the arrangement ownership of the plants, in full working condition, is transferred back to the government. The Group's service concession arrangements expire between 2000 and 2067. Those plants whose arrangement has expired as of December 31, 2006, account for a negligible amount of installed capacity. As a result, they have been fully depreciated at December 31, 2006, but are still operated by the Group.

The Group considers that there is no need to set up a reversion fund as the plants' maintenance programs ensure that they will continue to operate correctly.

q) Discontinued operations

A discontinued operation is a line of business that it has been decided to abandon and/or sell whose assets, liabilities and net profit or loss can be distinguished physically, operationally and for financial reporting purposes.

Income and expenses of discontinued operations are presented separately in the income statement.

No business or segment was discontinued in either 2006 or 2005.

r) Environmental issues

Costs arising from corporate activities aimed at protecting and improving the environment are recognized in the year incurred.

Expenses incurred on elements of property, plant and equipment aimed at minimizing the environmental impact, protecting or improving the environment are recorded as an increase in the value of the assets.

s) Consolidated Cash Flow Statements

The following terms are used in the consolidated cash flow statements, which were prepared using the indirect method, with the meanings indicated below:

- Cash flows: inflows and outflows of cash and cash equivalents, which are short-term, highly liquid investments that are subject to an insignificant risk of changes in value.

- Operating activities: the principal revenue-producing activities of Group companies and other activities that are neither investing nor financing activities.

- Investing activities: the acquisition and disposal of long-term assets and other investments not included in cash and cash equivalents.

- Financing activities: activities that result in changes in the size and composition of the equity and borrowings of the Company that are not operating activities.

5. FINANCIAL RISK MANAGEMENT POLICY

Iberdrola Energías Renovables Group applies the General Risk Policy, which was approved in November 2004 by the Board of Directors of the sole shareholder Iberdrola S.A. Under this policy the Group undertakes to use its capabilities to the full in order to ensure that all the significant risks of all kinds are adequately identified, measured, managed and controlled, applying the following "basic action guidelines":

- Incorporation of the risk-opportunity approach into the Group's management.
- Separation, at operating level, of functions between the risk-taking areas and the areas responsible for analyzing, controlling and supervising the risks.
- Assurance of short and long-term business and financial stability, maintaining an appropriate balance between risk, value and benefit.
- Correct use of financial risk hedging instruments and their recognition in accordance with the applicable accounting and financial standards.
- Transparency in reporting on the Group's risks and the functioning of the systems developed to control them.
- Development of a risk-opportunity control and management culture within the Group.
- Coordination with general policy of all the specific risk-related policies that have to be implemented.
- Compliance with current regulations and legislation in relation to risk control, management and oversight.
- Continuous improvement on the basis of international best practices in Transparency and Good Corporate Governance in relation to risk control, management and supervision.

In order to implement this policy and respect these principles, the sole shareholder Iberdrola, S.A. has developed an Integral Risk Control and Management System based on a suitable definition, separation and assignment of functions and responsibilities, and of the required procedures, methodologies and support tools.

The system, which in November 2005 received quality certification from AENOR under the ISO 9001:2000 standard, is based on three fundamental cornerstones:

- A risk policy and limit structure, developed in 2005, that guarantees controlled management of the risks by the businesses.

- Monitoring and control of the risks in the income statement.
- Analysis and control of risks related to new investments.

Certain of Iberdrola, S.A.'s risk policies and limits on interest rates, exchange rates, liquidity and credit, which have been approved by the Operating Committee, apply to the Iberdrola Energías Renovables Group, mainly as regards interest rate risk. Several items in the Group's balance sheet and the associated financial derivatives bear interest at fixed rates and are therefore exposed to the risk of fluctuations in fair value as a result of changes in market interest rates. Also, the Group is exposed to fluctuation in interest rates affecting cash flows in respect of items in the balance sheet and derivatives that bear interest at floating rates.

The Group mitigates this risk by managing the ratio of fixed to floating rate debt in the light of market circumstances, by refinancing and making use of interest rate derivatives, while remaining within its approved risk limits.

The debt structure at December 31, 2006 and 2005, after taking into account hedges via derivatives, was the following:

	Thousands of euros	
	Balance at 12/31/06	*Balance at 12/31/05*
Floating rate	234,882	69,616
Fixed rate	307,119	285,830
Capped rate	48,470	29,127
	590,471	384,573

For further information on the Group's borrowings see Notes 16 and 17.

Floating rate debt is chiefly benchmarked to the Euribor.

With respect to foreign currency risk, fluctuations in the value of the currencies in which borrowings are instrumented and purchases and sales are made with respect to the presentation currency may have an adverse effect on the finance costs and profit for the year.

The following items could be affected by foreign currency risk:

- Debt denominated in currencies other than the local or functional currency of the Group companies.
- Collections and payments for supplies, services or investments in currencies other than the functional currency.
- Income and expenses of certain foreign subsidiaries indexed to currencies other than the functional currency.
- Taxes derived from the accounting for tax purposes in local currencies other than the functional currency.
- Profit or loss on consolidation of the foreign subsidiaries.
- Consolidated carrying amount of investments in foreign subsidiaries.

The Group reduces this risk by ensuring that all its economic flows are denominated in the presentation currency of each Group company, provided that this is possible and economically practicable. The resulting open positions are integrated and managed through the use of derivatives, within the approved limits.

6. USE OF ESTIMATES AND SOURCES OF UNCERTAINTY

a) Accounting estimates

Certain assumptions and estimates were made by the Group in the preparation of these consolidated financial statements. The estimate with the most significant impact on the accompanying consolidated financial statements relates to the costs of closure and dismantling of electricity generation and distribution facilities.

Accordingly, each year the Group revises its estimates of any costs that it may incur for the dismantling and final closure of its power plants. As a result, at December 31, 2006, the Group companies in Greece, France and the US had made a provision for such costs (see Note 15), as under local legislation in these countries, the operation concessions have a limited term.

Although this estimate is based on the best information available at the balance sheet date, events may occur in the future that require adjustments (upwards or downwards) to be made prospectively in subsequent years. The effects of changes in estimates are recognized in the financial statements of the years in which they are made.

b) Sources of uncertainty

The main source of uncertainty relates to the revision of Spain's regulatory regime for renewable energy, as set out in Royal Decree 436/2004, of March 12, scheduled for 2006. At the balance sheet date, this revision had yet to be approved. Until the amendments are passed, two factors tend to mitigate this uncertainty:

- The Royal Decree in question says in its statement of intent that it guarantees the owners of renewable plants reasonable returns on their investments.

- The current renewable energy plan raised Spain's target for renewable energy from 13,000 MW to 20,000 MW by 2010.

7. INFORMATION BY GEOGRAPHICAL AND BUSINESS SEGMENTS

IAS 14 requires companies whose equity or debt securities are publicly traded to provide information by segment. This obligation therefore applies only to the Iberdrola Energías Renovables Group's parent company, IBERDROLA, S.A. For this reason the Iberdrola Energías Renovables Group has decided not to voluntarily report financial information by segment.

8. INTANGIBLE ASSETS

The detail of the movement in the cost and accumulated amortization in 2006 and 2005 in the various items under this heading is as follows:

	Thousands of euros			
	Goodwill	Concessions, patents, licenses, trademark and other	Computer software	Total
Cost at January 1, 2006	30,850	9,971	4,377	45,198
Changes in the consolidation method and/or scope	-	826	-	826
Increases	2,171	2,285	3,966	8,422
Decreases	(2,058)	(1,410)	(9)	(3,477)
At December 31, 2006	30,963	11,672	8,334	50,969
Accumulated amortization at January 1, 2006	-	(1,708)	(1,085)	(2,793)
Changes in the consolidation method and/or scope	-	(297)	-	(297)
Amortization charge for the year	-	(2,288)	(1,279)	(3,567)
Decreases	-	-	4	4
At December 31, 2006	-	(4,293)	(2,360)	(6,653)
Net carrying amount	30,963	7,379	5,974	44,316

	Thousands of euros			
	Goodwill	Concessions, patents, licenses, trademarks and other	Computer software	Total
Cost at January 1, 2005	2,877	10,117	2,563	15,557
Changes in the consolidation method and/or scope	27,786	-	-	27,786
Increases	187	3,237	1,814	5,238
Decreases	-	(3,383)	-	(3,383)
At December 31, 2005	30,850	9,971	4,377	45,198
Accumulated amortization at January 1, 2005	-	(1,716)	(373)	(2,089)
Amortization charge for the year	-	(2,531)	(699)	(3,230)
Decreases	-	2,526	-	2,526
Transfers	-	13	(13)	-
At December 31, 2005	-	(1,708)	(1,085)	(2,793)
Net carrying amount	30,850	8,263	3,292	42,405

The detail of goodwill by company is as follows:

	Thousands of euros	
	2006	2005
C. Rokas, S.A.	25,468	27,786
Other	5,495	3,064
	30,963	30,850

At December 31, 2006 and 2005, there were no significant restrictions on the ownership of intangible assets.

Research and development costs recognized with a charge to the consolidated income statement by the Group in 2006 and 2005 were not material.

Apart from goodwill, the Group does not own any intangible assets with indefinite useful lives.

9. PROPERTY, PLANT AND EQUIPMENT

The detail of movements in 2006 and 2005 in the various items under this heading, both in terms of costs and accumulated depreciation and provisions, is as follows:

December 31, 2006	Balance at 01/01/06	Changes in the consolidation method and/or scope	Additions and charges to provisions	Disposals, write-offs and write-downs	Transfers	Balance at 12/31/06
	Thousands of euros					
Property, plant and equipment in use						
Cost						
Land and buildings	33,231	3,102	2,583	(80)	38,006	76,842
Electricity technical plant in use	3,723,412	144,530	15,459	(19,506)	431,441	4,295,336
Hydro-electric plants	300,402	-	-	-	10,946	311,348
Other alternative plants	498	-	-	(6)	-	492
Wind farms	3,053,710	149,208	15,312	(19,328)	331,434	3,530,336
Distribution facilities	358,824	(4,924)	-	(171)	-	353,729
Meters and measuring devices	1,624	-	147	-	93,578	95,349
Dispatching centers and other facilities	8,354	246	-	(1)	(4,517)	4,082
Other items of property, plant and equipment in use	18,079	-	-	(769)	236	17,546
	3,774,722	147,632	18,042	(20,355)	469,683	4,389,724
Accumulated depreciation						
Buildings	(3,179)	-	(3,598)	-	(8,181)	(14,958)
Electricity technical plant in use	(622,043)	2,559	(177,279)		6,673	(790,090)
Hydro-electric plants	(121,731)	-	(5,267)	-	917	(126,081)
Other alternative plants	(15)	-	(20)	-	-	(35)
Wind farms	(470,676)	2,158	(160,714)	-	9,803	(619,429)
Distribution facilities	(29,042)	457	(10,602)	-	(3,450)	(42,637)
Meters and measuring devices	(14)	11	-	-	(133)	(136)
Dispatching centers and other facilities	(565)	(67)	(676)	-	(464)	(1,772)
Other items of property, plant and equipment in use	(9,925)	1,122	(2,799)	-	1,508	(10,094)
	(635,147)	3,681	(183,676)	-	-	(815,142)
Net carrying amount	3,139,575					3,574,582
Property, plant and equipment in progress						
Cost						
Electricity technical plant in progress	320,479	85,940	556,649	(2,074)	(479,809)	481,185
Prepayments and other property, plant and equipment in progress	-	-	69,449	-	10,126	79,575
	320,479	85,940	626,098	(2,074)	(469,683)	560,760
	3,460,054	237,253	460,464	(22,429)	-	4,135,342

December 31, 2005	Balance at 01/01/05	Changes in the consolidation method and/or scope	Translation differences	Additions and charges to provisions	Disposals, write-offs and write-downs	Transfers	Balance at 12/31/05
	Thousands of euros						
Property, plant and equipment in use							
Cost							
Land and buildings	21,176	10,980	-	1,185	(110)	-	33,231
Electricity technical plant in use	2,814,090	198,704	-	10,463	(6,983)	707,138	3,723,412
Hydro-electric plants	238,853	-	-	-	-	61,549	300,402
Other alternative plants	-	-	-	498	-	-	498
Wind farms	2,403,132	198,704	-	1,878	-	449,996	3,053,710
Distribution facilities	172,090	-	-	6,272	(6,983)	187,445	358,824
Meters and measuring devices	15	-	-	1,626	-	(17)	1,624
Dispatching centers and other facilities	-	-	-	189	-	8,165	8,354
Other items of property, plant and equipment in use	4,880	10,804	-	2,395	-	-	18,079
	2,840,146	220,488	-	14,043	(7,093)	707,138	3,774,722
Accumulated depreciation							
Buildings	(128)	(2,388)	-	(663)	-	-	(3,179)
Electricity technical plant in use	(437,678)	(38,016)	-	(147,517)	1,168	-	(622,043)
Hydro-electric plants	(116,698)	-	-	(5,934)	901	-	(121,731)
Other alternative plants	-	-	-	(15)	-	-	(15)
Wind farms	(311,321)	(38,016)	-	(121,339)	-	-	(470,676)
Distribution facilities	(9,656)	-	-	(19,653)	267	-	(29,042)
Meters and measuring devices	(3)	-	-	(11)	-	-	(14)
Dispatching centers and other facilities	-	-	-	(565)	-	-	(565)
Other items of property, plant and equipment in use	(893)	(8,442)	-	(590)	-	-	(9,925)
	(438,699)	(48,846)	-	(148,770)	1,168	-	(635,147)
Net carrying amount	2,401,447						3,139,575
Property, plant and equipment in progress							
Cost							
Electricity technical plant in progress	414,540	12,427	128	603,147	(2,625)	(707,138)	320,479
Prepayments and other property, plant and equipment in progress	-	198	3	100	(301)	-	-
	414,540	12,625	131	603,247	(2,926)	(707,138)	320,479
	2,815,987	184,267	131	468,520	(8,851)	-	3,460,054

The value of fully depreciated property, plant and equipment in use at December 31, 2006 and 2005 was 47,691 thousand euros and 43,508 thousand euros, respectively. The detail is as follows:

	Thousands of euros	
	2006	*2005*
Property, plant and equipment in use		
Electricity technical plant in use	**45,494**	**43,227**
Hydro-electric plants	45,494	43,227
Other items of property, plant and equipment in use	**2,197**	**281**
	47,691	**43,508**

Investment commitments at December 31, 2006 amount to 107,649 thousand euros.

At December 31, 2006 and 2005, the amount of property, plant and equipment securing certain bank loans was not material.

10. FINANCIAL ASSETS

a) Investments accounted for using the equity method

The changes in 2006 and 2005 in the carrying amounts of investments of the Group companies accounted for using the equity method (see appendix) were as follows:

	Thousands of euros						
	Balance at 01/01/05	*Changes in the consolidation method and/or scope*	*Profit for the year*	*Balance at 12/31/05*	*Changes in the consolidation method and/or scope*	*Profit for the year*	*Balance at 12/31/06*
Sotavento Galicia, S.A.	107	-	36	143	-	-	143
Energías Renováveis do Brasil, Ltda.	1,414	(1,414)	-	-	-	-	-
C. Rokas, S.A.(Note 28)	32,469	(32,469)	-	-	-	-	-
	33,990	**(33,883)**	**36**	**143**	**-**	**-**	**143**

b) Other financial investments

b-1) Other non-current financial investments

The detail of this heading in the accompanying consolidated balance sheet at December 31, 2006 and 2005 is as follows:

	Thousands of euros	
	Balance at 12/31/06	*Balance at 12/31/05*
Prepayments	28,191	27,073
Term deposits	26,844	-
Other loans	9,213	2,496
Other	3,051	319
	67,299	**29,888**

b-2) Other current financial investments.

This heading mainly relates to prepayments and loans to related and third parties.

11. CURRENT TRADE AND OTHER RECEIVABLES

The detail of this heading in the accompanying consolidated balance sheet at 31 December 2006 and 2005 is as follows:

	Thousands of euros	
	2006	*2005*
Trade receivables	73,132	53,114
Other receivables	35,122	19,411
Related parties (Note 33)	36,723	220,659
	144,977	**293,184**

These receivables do not generally carry interest. They fall due in a period of up to 30 days. Restrictions, if any, on monetizing these receivables, are not material.

12. CASH AND CASH EQUIVALENTS

The detail of this heading in the accompanying consolidated balance sheet at 31 December 2006 and 2005 is as follows:

	Thousands of euros	
	2006	*2005*
Cash	68,460	61,350
Short-term deposits	54,328	-
	122,788	**61,350**

As a general rule, cash deposited with banks earns interest at rates similar to market rates on daily deposits. Short-term deposits mature within a period of less than three months and earn market rates. There are no restrictions on cash withdrawals for significant amounts.

13. EQUITY

The detail of "Equity" at December 31, 2006 and 2005 is as follows:

	Thousands of euros										
				Other reserves							
	Share Capital	*Share premium*	*Unrealized assets and liabilities revaluation reserve*	*Reserves in companies consolidated using the full or proportionate consolidation methods*	*Reserves in companies accounted for using the equity method*	*Legal reserve*	*Voluntary reserves*	*Translation differences*	*Net Profit for the year*	*Minority interests*	*Total*
Balance at January 1, 2005	**164,600**	**60,342**	**(9,070)**	**85,782**	**73**	**8,406**	**78,475**	**2,206**	**34,463**	**15,871**	**441,148**
Appropriation of 2004 profit – Dividends	-	-	-	18,614	(18)	1,587	-	-	(34,463)	-	(14,280)
Income and expense recognized directly in reserves net of tax	-	-	427	2,120	-	-	-	-	-	-	2,547
Transfers on merger	-	41,637	-	(41,637)	-	-	-	-	-	-	-
Translation differences	-	-	-	-	-	-	-	(47)	-	-	(47)
Profit for the year attributable to equity holders of the parent	-	-	-	-	-	-	-	-	144,325	-	144,325
Profit for the year attributable to minority interests	-	-	-	-	-	-	-	-	-	8,875	8,875
Changes in consolidation method and other	-	-	-	-	-	-	-	-	-	41,793	41,793
Balance at December 31, 2005	**164,600**	**101,979**	**(8,643)**	**64,879**	**55**	**9,993**	**78,475**	**2,159**	**144,325**	**66,539**	**624,361**
Appropriation of 2005 profit - Dividends	-	-	-	34,773	36	4,046	69,557	-	(144,325)	-	(35,913)
Income and expense recognized directly in reserves net of tax	-	-	9,413	-	-	-	-	-	-	-	9,413
Transfers	-	-	-	(37,928)	-	-	37,928	-	-	-	-
Translation differences	-	-	-	-	-	-	-	(2,074)	-	-	(2,074)
Profit for the year attributable to equity holders of the parent	-	-	-	-	-	-	-	-	189,688	-	189,688
Profit for the year attributable to minority interests	-	-	-	-	-	-	-	-	-	10,684	10,684
Changes in consolidation method and other	-	-	-	-	-	-	(45)	-	-	(1,457)	(1,502)
Balance at December 31, 2006	**164,600**	**101,979**	**770**	**61,724**	**91**	**14,039**	**185,915**	**85**	**189,688**	**75,766**	**794,657**

Share capital

The share capital of the parent company Iberdrola Energías Renovables, S.A.U. consists of 16,460,044 shares with a nominal value of 10 euros each, fully subscribed and paid with identical rights and held by Iberdrola, S.A. as Sole Shareholder at December 31, 2006.

Legal reserve

According to the revised text of the Spanish Corporation Law, companies must transfer 10% of profits for the year to a legal reserve until this reserve reaches the equivalent of at least 20% of share capital. The legal reserve can be used to increase capital provided that the remaining reserve balance does not fall below 10% of the increased share capital amount. Otherwise, until the legal reserve exceeds 20% of share capital, it can only be used to offset losses, and only on condition that sufficient other reserves are not available for this purpose.

Share premium

The revised text of the Spanish Corporations Law expressly permits the use of the share premium account balance to increase capital and does not establish any restrictions as to its use.

The increase in this heading in 2005 reflects the merger with Energéticos de Navarra, S.A.U. and the corresponding transfer of reserves on consolidation.

Unrealized assets and liabilities revaluation reserve

Movements in this reserve due to changes in the value of derivatives classified as cash-flow hedges were as follows:

	Thousands of euros				
	Balance at 01/01/2005	*Change in fair value*	*Balance at 12/31/2005*	*Change in fair value*	*Balance at 12/31/2006*
Cash flow hedges					
Interest rate collars and swaps	(13,954)	657	(13,297)	13,220	(77)
Exchange rate swaps	-	-	-	1,262	1,262
Deferred tax on unrealized assets and liabilities revaluation	4,884	(230)	4,654	(5,069)	(415)
	(9,070)	427	(8,643)	9,413	770

14. DEFERRED INCOME

The movement in this heading in 2006 and 2005 was as follows:

	Thousands of euros		
	Capital grants	*Other deferred income*	*Total*
Balance at January 1. 2005	**658**	**14,070**	**14,728**
Changes in the consolidation method and/or scope	47,567	-	47,567
Translation differences	-	1	1
Increases	9	31,066	31,075
Decreases	-	(229)	(229)
Transfers to profit and loss	(2,111)	(103)	(2,214)
Balance at December 31, 2005	**46,123**	**44,805**	**90,928**
Increases	4,884	27,543	32,427
Decreases	(134)	-	(134)
Transfers to profit and loss	(4,808)	(907)	(5,715)
Balance at December 31, 2006	**46,065**	**71,441**	**117,506**

Increases to "Other deferred income" in 2006 relate to the agreement between subsidiary Iberdrola Energías Renovables de Castilla La Mancha, S.A.U. and various wind farm developers regarding the licensing of certain facilities for connection to the grid allowing for joint dispatch of the power generated.

15. PROVISIONS

The detail of movements in this heading in 2006 and 2005 are as follows:

	Thousands of euros				
	Provisions for pensions and similar obligations		*Other provisions*		
	Provision for pension commitments (Note 4.l)	*Provision for employee electricity discounts*	*Provision for plant closure*	*Other provisions for contingencies and expenses*	*Total*
Balance at January 1, 2005	-	(18)	-	1,649	1,631
Changes in the consolidation method and/or scope	433	-	21,864	2,142	24,439
Increases	-	171	36	1,201	1,408
Decreases	-	-	-	(42)	(42)
Payments made	(61)	-	-	-	(61)
Balance at December 31, 2005	372	153	21,900	4,950	27,375
Changes in the consolidation method and/or scope	-	-	277	68	345
Increases	128	-	-	8,646	8,774
Decreases	-	(89)	(19,362)	(1,700)	(21,151)
Balance at December 31, 2006	500	64	2,815	11,964	15,343

As a result of changes to the method used to consolidate C. Rokas, S.A., the following provisions were recognized in the consolidated balance sheet at December 31, 2006:

- C. Rokas, S.A. has a commitment to pay employees a bonus upon retirement, the amount of which at December 31, 2006 and 2005 was 372 and 500 thousand euros, respectively.

- In addition, the company recorded a 21,900 thousand euro provision for the dismantling of electricity generation and distribution plants in accordance with Greek regulations. In 2006, the company re-evaluated this position, taking a 19,362 thousand euro write-down recognized under "Property, plant and equipment" in the consolidated balance sheet at December 31, 2006.

The Group records provisions for liabilities arising from ongoing litigation and from indemnity payments, as well as obligations, collateral and other similar guarantees.

The Group estimates that these obligations will fall due as follows:

	Thousands of euros
2008	3,390
2009 and beyond	11,953
	15,343

16. BANK BORROWINGS-LOANS

The detail of outstanding loans is as follow:

	Thousands of euros			
	Balance at 12/31/05	*Balance at 12/31/06*	*Current*	*Non-current*
Bank borrowings loans				
Loans and similar	356,256	578,819	102,508	476,311
Finance leases	13,071	10,035	4,152	5,883
Interest payable	2,233	2,235	2,235	-
	371,560	**591,089**	**108,895**	**482,194**

Loans and similar liabilities are shown at the nominal amount of the debt less arrangement costs.

At December 31, 2006 and 2005, the Group was fully up to date on all its outstanding financial debt obligations. None of the amounts in the table above matured prior to 31 December 2006.

Most of the debt contracted with third parties includes covenants with respect to key financial ratios and the obligation to pledge all the shares of the projects to creditors. Outstanding third-party debt containing these kinds of covenants amounted to approximately 480 thousand euros at December 31, 2006.

At the date of preparation of these consolidated annual accounts, neither Iberdrola Energías Renovables, S.A. nor any of its material subsidiaries were in breach of their financial commitments or any kinds of obligation that could trigger their early redemption.

The loans and credits payable in foreign currency (basically US dollars and Brazilian reais) are stated in euros at the year-end exchange rates calculated at the rates prevailing at that time. The outstanding balances of these loans in euros at December 31, 2006 and 2005 were 54,199 thousand and 0 euros, respectively.

At December 31, 2006 and 2005, the outstanding loans were bearing weighted average annual interest at 3.86% and 3.06%, respectively.

The detail by maturity of the long-term balances is as follows:

	Thousands of euros		
	Finance leases	Loans and similar	Total
2008	3,856	32,526	36,382
2009	2,027	72,427	74,454
2010	-	55,420	55,420
2011	-	50,654	50,654
2012 and beyond	-	265,284	265,284
	5,883	**476,311**	**482,194**

At December 31, 2006 and 2005, the Iberdrola Energías Renovables Group had 433,334 and 398,382 thousand euros, respectively, of undrawn lines of credit facilities maturing between 2006 and 2016. Of these amounts, 50,962 and 150,860 thousand euros, respectively, related to credit lines denominated in Brazilian reais to fund investments in Brazil.

17. DERIVATE FINANCIAL INSTRUMENTS

The detail of the headings reflecting the value of derivative instruments at December 31, 2006 and 2005, is as follows:

	Thousands of euros					
	Assets 2006		Liabilities 2006		Liabilities 2005	
	Current	Non-current	Current	Non-current	Current	Non-current
INTEREST RATE HEDGES:						
Cash flow hedges						
- Interest rate swap	-	1,829	(69)	(2,190)	(862)	(11,085)
- Collar	-	-	-	(149)	-	(1,350)
FOREIGN EXCHANGE HEDGES:						
Fair value hedges						
- Currency swap	-	-	-	-	219	-
- Foreign exchange hedge (USD)	1,318	-	(56)	-	-	-
NON-HEDGING DERIVATIVES:						
Interest rate derivatives						
- Interest rate swap	-	600	-	(65)	-	(60,425)
	1,318	**2,429**	**(125)**	**(2,404)**	**(643)**	**(72,860)**

The detail by maturity of the notional value of the hedging transactions in effect at December 31, 2006 is as follows:

	Thousands of euros					
	2007	*2008*	*2009*	*2010*	*2011 and beyond*	*Total*
INTEREST RATE HEDGES:						
Cash flow hedges						
- Interest rate swap	5,813	1,885	-	-	252,103	259,801
- Collar	-	-	24,438	2,286	8,583	35,307
FOREIGN EXCHANGE HEDGES						
Fair value hedge						
- Foreign exchange hedge (USD)	48,475	-	-	-	-	48,475
NON-HEDGING DERIVATIVES						
Interest rate derivatives						
- Interest rate swap	-	12,240	6,396	16,200	3,667	38,503
	54,288	**14,125**	**30,834**	**18,486**	**264,353**	**382,086**

The change in the fair value of derivatives classified as non-hedging derivatives gave rise to charges under "Financial costs" in 2006 and 2005 of 4,925 thousand and 12,072 thousand, respectively (see Note 26). Also, cash-flow hedges of interest rate risk reduced "Finance costs" by 3,902 and 5,890 thousand euros in 2006 and 2005, respectively (see Note 26).

18. OTHER NON CURRENT LIABILITIES

The detail of this heading at December 31, 2006 and 2005 is as follows:

	Thousands of euros	
	Balance at 12/31/06	*Balance at 12/31/05*
Iberdrola, S.A. (Note 33)	378,902	421,647
Related parties (Note 33)	37,730	39,549
Other	44,331	33,995
	460,963	**495,191**

The borrowings from Iberdrola, S.A. bore average interest rates of 1.81% and 1.87% in 2006 and 2005, respectively.

The figure for related companies derives from an agreement by Iberdrola Energías Renovables, S.A.U. to acquire stakes in a number of wind farm companies from the Gamesa Group in 2002. As part of this deal, in 2004 Gamesa granted Iberenova a 40,805 thousand euro discount against the future sales of these companies which, at December 31, 2006 and 2005, stood at 37,740 and 39,549 thousand euros, respectively.

Details of the balances and transactions with Group and related companies are given in Note 33.

19. DEFERRED TAX AND INCOME TAX

The Parent Company Iberdrola Energías Renovables, S.A. files a consolidated tax return, having formed part of the tax group 2/86 headed by Iberdrola, S.A. since its incorporation.

Without prejudice to this special tax regime in Spain, which applies to the Parent and certain of its consolidated Spanish subsidiaries, other Spanish and foreign subsidiaries file individual income tax returns, in accordance with the laws applicable to them.

The differences between the tax charge allocated to 2006 and 2005 and the tax payable for those years, recorded under "Deferred tax assets" and "Deferred tax liabilities", as appropriate, in the consolidated balance sheets at December 31, 2006 and 2005, arose as a result of the temporary differences relating to the difference between the carrying amount of certain assets and liabilities and their tax bases. The main differences are the following:

- Temporary differences arising from the measurement of assets and liabilities related to derivatives and assets that were measured at their market value in business combinations for which the difference between the tax base and carrying amount is not deductible for tax purposes.

- Temporary differences arising from changes in the value of investment securities whose carrying amount is not fully deductible for tax purposes.

The detail of current and deferred "Income tax" is as follows:

	Thousands of euros	
	Balance at 12/31/06	*Balance at 12/31/05*
Current tax	86,199	82,197
Deferred tax	20,041	7,967
	106,240	**90,164**

The detail of the movements in deferred tax assets and liabilities at December 31, 2006 and 2005, is as follows:

	Thousands of euros								
	Balance at 01/01/05	*Charge (credit) to profit and loss*	*Credit (charge) to asset and liability revaluation reserve*	*Increases*	*Balance at 12/31/05*	*Charge (credit) to profit and loss*	*Credit (charge) to asset and liability revaluation reserve*	*Increases/ (Decreases)*	*Balance at 12/31/06*
Deferred tax assets									
From elimination of intra-group profits	22,156	(2,803)	-	10,266	29,619	(1,574)	-	-	28,045
From measurement of derivative financial instruments									
Hedging derivatives	4,884	-	(152)	-	4,732	347	(4,387)	-	692
Non-hedging derivatives	22,633	(1,485)	-	-	21,148	(21,148)	-	-	-
Tax credits for loss carryforwards and deductions	-	-	-	-	-	4,987	-	-	4,987
Other	2,271	(2,321)	-	-	(50)	50	-	-	-
	51,944	**(6,609)**	**(152)**	**10,266**	**55,449**	**(17,338)**	**(4,387)**	**-**	**33,724**
Deferred tax liabilities									
From standardization of depreciation methods	(9,639)	(1,866)	-	(3,806)	(15,311)	467	-	-	(14,844)
From allocation of fair value in business combinations	-	508	-	(10,601)	(10,093)	-	-	1,811	(8,282)
Other	-	-	-	-	-	(3,170)	-	(442)	(3,612)
	(9,639)	**(1,358)**	**-**	**(14,407)**	**(25,404)**	**(2,703)**	**-**	**1,369**	**(26,738)**

At December 31, 2006 and 2005, there were no deferred tax assets or other tax credits that had not yet been recognized by Group companies.

Following the amendments to applicable tax legislation passed in November 2006, the carrying amounts of deferred tax assets and liabilities recognized and pending reversal at December 31, 2006 were modified to reflect the tax rate now expected to be in force when said reversal takes place.

Income tax expense on consolidated companies for 2006 and 2005 was calculated as follows:

	Thousands of euros	
	2006	*2005*
Profit before tax	**306,612**	**243,364**
Non-deductible expenses and non-computable income from consolidation adjustments	(446)	1,038
Share of profit/(loss) of associates	-	36
Adjusted consolidated accounting profit	**306,166**	**244,438**
Gross tax calculated at the tax rate in force in each country	107,159	85,553
Tax relief	(2,341)	(577)
Restatement of tax credits	1,422	5,188
Income tax	**106,240**	**90,164**

20. CURRENT TAX LIABILITIES AND OTHER TAX PAYABLES

The detail of "Tax receivables" and "Current tax liabilities and other tax payables" on the asset and liability sides, respectively, of the accompanying consolidated balance sheets at December 31, 2006 and 2005, is as follows:

	Thousands of euros	
	2006	*2005*
Non-current assets		
Credit for tax relief on reinvested assets	-	10,156
Other	-	571
	-	**10,727**
Current assets		
VAT receivable	96,168	68,063
Tax withholdings and prepayments	27,229	30,238
Sundry tax receivables	21,615	3,098
	145,012	**101,399**
Current liabilities		
VAT payable	6,635	21,163
Tax withholdings payable	2,825	363
Income tax payable	53,952	54,729
Other tax payables	36	130
Social security payables	558	522
	64,006	**76,907**

In general, Group companies have all years since 2003 open for review by the tax inspection authorities for the main taxes applicable to them, except corporate income tax, for which all years since 2002 are open for review. However, this period may differ in the case of the Group companies taxed in different tax jurisdictions.

21. REVENUE

The detail of this heading in 2006 and 2005 is as follows:

	Thousands of euros	
	2006	*2005*
Electricity sales under ordinary regime		
Other sales	22,537	21,537
Electricity sales under special regime		
Sales to pool	333,157	10,505
Sales to other distributors	339,941	525,214
	695,635	**557,256**

22. STAFF COSTS

The detail of this heading in 2006 and 2005 is as follows:

	Thousands of euros	
	2006	*2005*
Wages and salaries	31,206	17,371
Social Security contributions	6,841	3,587
Charge to provision for employee electricity discounts	-	171
Other social charges	139	522
	38,186	**21,651**
Capitalised staff costs		
Property, plant and equipment	**(8,125)**	**(5,656)**

The average number of employees in 2006 and 2005 was 671 and 431, respectively. The detail by professional category is as follows:

	2006	*2005*
University graduates and similar	317	150
Technicians	164	97
Clerical staff	33	8
Skilled workers	155	133
Auxiliary staff	2	43
	671	**431**

The average number of employees in the consolidated Group is calculated based on the percentage ownership of the parent company in the joint ventures consolidated using proportionate consolidation and the total number of employees of fully-consolidated subsidiaries.

23. OUTSIDE SERVICES

The detail of this heading in 2006 and 2005 is as follows:

	Thousands of euros	
	2006	*2005*
Operation and maintenance	48,818	36,294
Operating leases	14,342	10,832
Insurance	6,381	5,552
Other	44,563	24,689
	114,104	**77,367**

The estimate of future minimum payments under non-cancelable operating leases outstanding at December 31, 2006 is as follows:

	Thousands of euros
2007	12,007
2008 – 2010	35,871
2011 and beyond	353,751
	401,629

The amount of estimated minimum future payments under non-cancelable operating leases outstanding at December 31, 2005 is as follows:

	Thousands of euros
2006	11,127
2007 – 2009	32,341
2010 and beyond	305,868
	349,336

These estimates assume each lease has a 30-year life, which is the case for most of the leases outstanding. That said, most also have clauses allowing for renewal on expiry.

24. DEPRECIATION AND AMORTIZATION CHARGE AND ALLOWANCES

The detail of this heading in 2006 and 2005 is as follows:

	Thousands of euros	
	2006	*2005*
Property, plant and equipment depreciation charge	183,676	148,770
Amortization of intangible assets	3,567	3,230
Capital grants transferred to profit or loss	(4,808)	(2,111)
	182,435	**149,889**

25. FINANCE INCOME

The detail of this heading in 2006 and 2005 is as follows:

	Thousands of euros	
	2006	*2005*
Income from other marketable securities	-	711
Finance income from loans or similar		
- From Group companies and associates	175	458
- From companies consolidated using the equity method	6	6
- Other finance income	1,019	1,293
Settlement of non-hedging derivatives	23,542	-
Exchange gains	1,008	18
Capitalized finance costs		
Property, plant and equipment (Note 9)	6,052	1,937
	31,802	**4,423**

26. FINANCE COSTS

The detail of this heading in 2006 and 2005 is as follows:

	Thousands of euros	
	2006	*2005*
Finance costs and similar expenses:		
- From loans from third parties	31,717	21,962
- From loans from Group companies	65,893	38,054
- From loans from companies consolidated using the equity method	394	-
Decrease in finance costs from interest rate hedges of cash flow (Note 17)	(3,902)	(5,890)
Other finance costs	248	1,341
Valuation adjustment of non-hedging derivatives (Note 17)	4,925	12,072
Finance costs from valuation of debt at amortized cost	1,099	1,241
	100,374	**68,780**

27. SWAPS

The Iberdrola Energías Renovables Group engaged in no material transactions in 2006 and 2005 entailing the delivery of cash.

28. BUSINESS COMBINATIONS

a) 2006

In 2006 the Iberdrola Energías Renovables Group did not undertake any significant business combinations.

b) 2005

The main business combinations completed in 2005 were:

- In accordance with agreements reached in 2005 with the main shareholders of C. Rokas, S.A. (hereinafter "Rokas"), the Iberdrola Energías Renovables Group acquired successive packages of shares representing 28.9% of Rokas' share capital for 58,219 thousand euros. Since in 2005 the Group had joint control over Rokas, it was proportionately consolidated until December, when the parent company's percentage of ownership increased to 49.9%. Since then it has been fully consolidated because the Group exercises effective control over this investee.

The acquisition of these share packages in 2005 meant the early execution of the aforementioned agreements which initially envisaged that the shares would be acquired over a period between 2005 and 2008.

The detail of the net assets acquired and of the allocation of the price paid in excess of fair value is as follows:

	Thousands of euros		
	Carrying amount of the subsidiary before the business combination	*Fair value adjustments*	*Fair value*
Net assets acquired:			
- Property, plant and equipment	48,427	18,654	67,081
- Deferred tax asset	2,616	-	2,616
- Inventories	1,958	-	1,958
- Receivables	5,584	-	5,584
- Cash and cash equivalents	8,730	-	8,730
- Financial liabilities	(24,868)	-	(24,868)
- Provisions and other payables	(17,724)	-	(17,724)
- Deferred tax liability	(792)	(5,969)	(6,761)
	23,931	**12,685**	**36,616**

The cost of acquisition of the various packages of shares acquired in 2005 amounted to 58,219 thousand euros, giving rise to goodwill of 21,603 thousand euros. The transaction gave rise to a net cash outflow of 49,489 thousand euros.

The impact that the business combinations described above would have had on "Net profit for the year" and "Revenue" in the 2005 consolidated income statement had the aforementioned combinations taken place on 1 January 2005 is not material in relation to these consolidated annual accounts.

29. CONTINGENT LIABILITIES

The Iberdrola Energías Renovables Group's contingent liabilities, mainly litigation and other legal issues, are not material.

30. INTERESTS IN JOINT VENTURES

The detail of the main items relating to Iberdrola Energías Renovables Group's transactions and percentage ownership in joint ventures (jointly controlled entities consolidated using proportionate consolidation) in 2006 and 2005 are as follows:

	Thousands of euros							
	Energías Renovables de la Región de Murcia, S.A.	*Eólicas de Euskadi, S.A.*	*Eólica de Campollano, S.A.*	*Desarrollo de Energías Renovables de La Rioja, S.A.*	*Molinos del Cidacos, S.A.*	*Molinos de La Rioja, S.A.*	*Iberdrola Energías Renovables de La Rioja, S.A.*	*Other*
2006								
Non-current assets								
Intangible assets	-	6	-	183	301	131	-	21,046
Property, plant and equipment	66,059	95,462	105,636	58,109	101,535	51,246	38,266	103,368
Non-current financial assets	1,141	-	132	345	599	592	89,702	16,404
	67,200	95,468	105,768	58,637	102,435	51,969	127,968	140,818
Current assets	38,780	15,026	11,456	9,104	16,887	6,887	3,826	33,199
Total assets	105,980	110,494	117,224	67,741	119,322	58,856	131,794	174,017
Non-current liabilities	27,897	62,940	91,596	34,180	68,825	41,525	-	13,060
Current liabilities	24,294	8,658	11,028	9,915	22,833	10,088	32,723	116,695
Total liabilities	52,191	71,598	102,624	44,095	91,658	51,613	32,723	129,755
Revenue	7,344	29,700	23,496	19,234	27,353	7,358	24,426	-
Expenses	5,321	18,804	19,496	12,013	16,767	5,291	6,721	5,283
2005								
Non-current assets								
Intangible assets	36	10	56	197	367	145	-	16
Property, plant and equipment	39,892	104,054	113,823	61,510	103,265	36,556	-	1,530
Non-current financial assets	31,985	173	12	431	698	408	-	1,518
	71,913	104,237	113,891	62,138	104,330	37,109	-	3,064
Current assets	16,302	19,483	17,963	19,518	17,276	9,310	-	3,786
Total assets	88,215	123,720	131,854	81,656	121,606	46,419	-	6,850
Non-current liabilities	30,254	54,988	109,256	44,295	83,829	25,307	-	-
Current liabilities	5,804	29,461	12,001	13,676	15,574	16,273	-	1,583
Total liabilities	18,029	42,225	30,314	21,015	36,034	17,618	-	1,583
Revenue	6,386	20,170	18,563	20,671	27,429	4,749	-	-
Expenses	5,215	10,978	15,837	9,051	10,035	2,866	-	143

The contribution of proportionately consolidated jointly controlled entities to consolidated profit in 2006 and 2005 was as follows:

	Thousands of euros	
	2006	*2005*
Energías Renovables de la Región de Murcia, S.A.	1,091	478
Eólicas de Euskadi, S.A.	7,605	4,488
Eólicas de Campollano, S.A.	1,460	437
Desarrollo de Energías Renovables de la Rioja, S.A.	2,103	2,738
Molinos del Cidacos, S.A.	2,941	2,826
Molinos de La Rioja, S.A.	849	445
Energías de Castilla y León, S.A.	144	(5)
Villardefrades Eólicas, S.L.	2	(4)
Energías Eólicas de Cuenca, S.A.	-	(32)
Aerocastilla, S.A.	1	(4)
Generación de Energía Eólica, S.A.	1	(4)
Vientos de Castilla y León, S.A.	1	(4)
Eólicas Fuente Isabel, S.A.	1	(4)
Energía Global Castellana, S.A.	(54)	(4)
Productora de Energía Eólica, S.A.	1	(4)
Electra de Layna, S.A.	40	(19)
Energías Eólicas del Sisante, S.A.	-	(121)
Saltos de Belmontejo, S.A.	-	(4)
Ecobarcial, S.A.	(91)	-
Producciones Enegéticas de Castilla y León, S,A.	(7)	-
Sistemas de Conexión Hueneja, S.L.	(57)	-
Molins de la Somme	(15)	-
Electra de Malvana, S.A.	(2)	-
Electra de Montanchez, S.A.	(7)	-
Iberdrola Energía Renovables de la Rioja, S.A.	4,523	-
Eólicas de la Rioja, S.A.U.	5,358	-
	25,888	**11,203**

31. GUARANTEE COMMITMENTS TO THIRD PARTIES

At December 31, 2006 and 2005, the Iberdrola Energías Renovables Group had provided guarantees of 70,170 thousand and 53,915 thousand euros, respectively, basically to various public bodies and financial institutions.

The Group considers that any additional liabilities that could arise from the guarantees provided at December 31, 2006 and 2005 would not be material.

Also, the Iberdrola Energías Renovables Group, in compliance with the contractual obligations related to loans received from banks, had pledged all or part of their shares at December 31, 2006 and 2006. The detail by company of pledged shares is as follows:

	Thousands of euros			
	December 31, 2006		*December 31, 2005*	
Company	*Number of shares pledged by percentage Group ownership*	*Carrying amount by percentage Group ownership*	*Number of shares pledged by percentage Group ownership*	*Carrying amount by percentage Group ownership*
Desarrollo de Energías Renovables de La Rioja, S.A.	668,415	9,480	598,125	7,990
Eólicas de La Rioja, S.A.	63,550	5,537	68,750	6,694
Molinos del Cidacos, S.A.	325,745	8,754	256,250	4,561
Sistemas Energéticos Torralba, S.A.	18,483	4,023	18,483	3,928
Sistemas Energéticos Mas Garullo, S.A.	12,570	1,764	12,570	1,891
Sistemas Energéticos La Muela, S.A.	25,500	3,164	25,500	3,263
Sistemas Energéticos del Moncayo, S.A.	24,075	4,140	24,075	3,008
Eólicas de Campollano, S.A.	272,425	3,650	272,425	2,649
Biovent Energía, S.A.	1,700	32,110	1,700	20,906
Energías Renovables de la Región de Murcia, S.A.	568,174	26,682	568,174	25,877
Molinos de La Rioja, S.A.	127,110	3,057	42,000	1,470

32. INFORMATION ON THE SOLE DIRECTOR

In 2006 and 2005, the Sole Director of the parent Company and its representative (natural person) earned no remuneration of any kind, and received no advances or loans.

At December 31, 2006 and 2005, the Group had provided no guarantees nor contracted any pension or life insurance commitments to the Sole Director or its representative (natural person).

In compliance with article 127 ter. Section 4 of the Spanish Corporation Law, enacted by Law 26/2003, dated 17 July, which modifies Security Market Law 24/1988, dated 28 July, and the revised text of the Spanish Corporation Law, to reinforce the transparency of listed companies, it is noted that Iberdrola, S.A., Sole Director of the parent company, is head of a large group companies which mainly engage in the generation, transmission, distribution and supply of electricity and gas and holds, directly and indirectly, equity investments in companies having the same, similar or complementary activities as those of Iberdrola Energías Renovables II, S.A.U., as well as the positions held in said companies:

Company	% of ownership	Position or functions
"IBERDROLA ENERGÍA, S.A.U."	100%	Representative of Sole Director, Iberdrola S.A.
"IBERDROLA GENERACIÓN, S.A.U."	100%	Representative of Sole Director, Iberdrola S.A.
"IBERDROLA DISTRIBUCIÓN, S.A.U."	100%	None
"IBERDROLA INGENIERIA Y CONSTRUCCION , S.A.U."	100%	Representative of Sole Director, Iberdrola S.A.
"AMARA, S.A.U."	100%	Representative of Sole Director, Iberdrola S.A.

The annual accounts of Iberdrola, S.A. and subsidiaries for 2006 (available on www.iberdrola.es) provide additional information on the companies making up the Iberdrola Group.

The following table lists the companies engaging in an activity that is identical, similar or complementary to the corporate purpose of Iberdrola Energías Renovables, S.A.U., in which the representative (natural person) of Iberdrola, S.A., Sole Director of Iberdrola Energías Renovables, S.A.U., Julián Mártinez-Simancas Sánchez owns equity interests, and of the functions, if any, that he discharges in them:

	Number of shares		
Company	**Direct**	**Indirect**	**Position held or duties performed**
"IBERDROLA, S.A."	1,651	-	General Secretary and Vice Secretary of the Board of Directors
"E.ON, S.A."	-	250	None
"GENERAL ELECTRIC CO."	-	1,330	None
"ELECTRICITE DE FRANCE"	-	250	None
"SIEMENS"	-	320	None
"SUNWAYS AG"	-	1,200	None
"VERBIO"	-	1,200	None
"LEGRAND"	-	800	None
"PHILIPS ELECTRONIC"	-	400	None
"GENERAL DE ALQUILER DE MAQUINARIA, S.A."	-	700	None
"FORTUM"	-	820	None
"IBERDROLA ENERGÍA, S.A.U."	-	-	Representative of Sole Director, Iberdrola S.A.

33. BALANCES AND TRANSACTIONS WITH OTHER IBERDROLA GROUP COMPANIES

The table below shows the detail of balances and transactions with Iberdrola Group companies and related parties, defined as those companies that are considered as such by Iberdrola, S.A. (Sole Shareholder of Iberdrola Energías Renovables, S.A.U.) at December 31, 2006 and 2005:

	Thousands of euros						
	At December 31, 2006			*Year ended December 31, 2006*			
	Current receivables	*Current payables*	*Non-current payables*	*Revenue*	*Services received*	*Finance income*	*Finance costs*
Group							
Iberdrola, S.A.	-	2,186,697	378,902	-	12,998	175	64,837
Iberdrola Generación, S.A.U.	965	-	-	236,468	2,939	-	-
Iberdrola Distribución, S.A.U.	35,758	-	-	186,101	594	-	-
Iberdrola Ingeniería y Construcción, S.A.U.	-	45,207	-	-	3,969	-	-
				422,569	**20,500**	**175**	**64,837**
Related parties							
Gamesa Eólica, S.A.	-	172,171	37,730				
	36,723	**2,404,075**	**416,632**				

	Thousands of euros						
	At December 31, 2005			*Year ended December 31, 2005*			
	Current receivables	*Current payables*	*Non-current payables*	*Revenue*	*Services received*	*Finance income*	*Finance costs*
Group							
Iberdrola, S.A.	2,327	1,849,269	421,647	-	8,560	458	37,773
Iberdrola Generación, S.A.U.	163,690	-	-	184,322	3,591	-	-
Iberdrola Distribución, S.A.U.	54,314	157	-	245,589	587	-	-
Iberdrola Ingeniería y Construcción, S.A.U.	-	19,916	-	-	4,220	-	-
				429,911	**16,958**	**458**	**37,773**
Related parties							
Gamesa Eólica, S.A.	328	259,926	39,549				
	220,659	**2,129,268**	**461,196**				

In 2006, the Group reached an agreement with Gamesa Eólica, S.A. for the supply of wind turbines by which the Gamesa Group will supply the Group wind turbines with total capacity of 2,700 MW valued at over 2,300 million euros between 2007 and 2009 for installation in Spain, the rest of Europe, Mexico and the US. The contract extends to assembly and start-up, as well as operating and maintenance services during the guarantee period.

Also during the year, the Group committed to buying from Gamesa Energía (a subsidiary of Gamesa Corporación Tecnológica, S.A.) approximately 1,000 MW of wind capacity in the US, worth between 700 and 1,100 million US dollars, depending on the total capacity actually acquired and output.

In October 2005, Iberdrola Energías Renovables Group agreed to buy from Gamesa Energía, S.A. (a subsidiary of Gamesa Corporación Tecnológica, S.A.) certain wind farms with a combined installed capacity of 700 MW. These acquisitions will take place between 2006 and 2009 at a price of approximately 900,000 thousand euros, extendible to 2012.

34. REMUNERATION OF SENIOR MANAGEMENT

Staff costs (wages and salaries, bonuses, compensation in kind, social security costs, pension plans, etc.) relating to senior executives amounted to 4,434 thousand and 4,059 thousand in 2006 and 2005, respectively. These sums are recognized under "Staff Costs" in the accompanying 2006 and 2005 consolidated income statements.

35. FINANCIAL POSITION

The consolidated financial statements for 2006 and 2005 show a net working capital requirement, mainly due to the classification as current borrowings of the reciprocal current account debts that various Group companies have with Iberdrola, S.A. (see Note 33). It is the intention of Iberdrola, S.A. as the Group's Sole Shareholder, to provide all finance necessary to allow the Group to adequately carry on its business activities.

36. FEES FOR SERVICES PROVIDED BY AUDITORS

Fees paid to the statutory auditor and related parties by Iberdrola Energías Renovables Group companies for the audit of their financial statements in 2006 and 2005 were 729 thousand and 380 thousand euros, respectively. Auditors' fees paid to other auditors who contributed to the audit of Iberdrola Energías Renovables Group companies in 2006 and 2005 were 35 thousand and 104 thousand, respectively.

The statutory auditor and related companies provided other professional services to Group companies in 2006 and 2005 amount to 90 thousand and 0 euros, respectively, while those for the same services by other auditors participating in the audit of Group companies came to 0 and 81 thousand euros, respectively.

37. ENVIRONMENTAL INFORMATION

The Group incurred environmental expenses for insignificant amounts in 2006. It was not considered necessary to record any provision for liabilities and charges in connection with environmental issues, nor are there any contingencies relating to environmental protection and enhancement.

38. EVENTS AFTER DECEMBER 31, 2006

The main transactions carried out by the Group after the end of the financial year were as follows:

- In February 2007, the parent company acquired a further 10% of subsidiary Biovent Holding, S.A. The price will depend on the company's performance. The amount initially paid in the first provisional settlement was 2 million euros.

- In February 2007, subsidiary Iberdrola Energias Renovaveis, S.A. acquired 100% of Portuguese company Eonergi Energía Eólica, S.A., which has 32 MW of capacity in operation, for an investment of approximately 36 million euros.

- On February 15, 2007, subsidiary Biovent Holding, S.A. acquired an additional 40% share of Energía Global Castellana, S.A. At December 2006, its ownership interest in the company stood at 60%. The estimated amount of the transaction was 27,478 thousand euros. The final amount will depend on the capacity ultimately installed. A provisional first payment of 13,595 thousand euros was made.

- In March 2007, subsidiary Iberdrola Energías Renovables de Castilla La Mancha, S.A.U. set up, together with another partner, the company Iberdrola Energía Solar de Puertollano, S.A., with a capital contribution of 36 million euros.

Also that month, the Iberdrola Energías Renovables, S.A.U. parent company acquired an additional 2.8% capital stake in subsidiary C. Rokas, S.A., raising its total ownership interest to 52.7%. The amount paid for this new stake was 12.5 million euros. In addition, the Group acquired a package of preferred stock without voting rights from the Rokas family for 26.9 million euros.

39. PREPARATION OF THE FINANCIAL STATEMENTS

The consolidated financial statements for the year ended December 31, 2006 were prepared by the Sole Director on March 30, 2007.

APPENDIX

INFORMATION ON SUBSIDIARIES, ASSOCIATES AND INVESTEES

The tables below give details of the percentage ownership held either directly or indirectly by Iberdrola Energías Renovables, S.A.U. in its subsidiaries. The percentage of voting rights in the corporate bodies of these companies controlled by Iberdrola basically corresponds to the percentage of ownership.

A. COMPANIES MAJORITY OWNED OR CONTROLLED AND FULLY CONSOLIDATED IN 2006 AND 2005

			Direct or indirect percentage ownership		
Company	Location	*Activity*	*12/31/06*	*12/31/05*	*Auditor*
Iberdrola Energ. Rinnovabili, S.P.A.	Italy	Energy	100.00	100.00	-
Iberdrola Renewable Energies of UK Limited	UK	Energy	100.00	100.00	Ernst & Young
Higher Darracott Moor Wind Farm Ltd.	UK	Energy	100.00	-	-
Aeolia Produçao de Energía, S.A.	Portugal	Energy	78.00	78.00	Ernst & Young
Iberdrola Energies Renouvelables, S.A.S.	France	Energy	100.00	100.00	Ernst & Young
Perfect Wind subgroup, made up of 20 companies	France	Energy	100.00	-	-
Parc Eolien La Nourais, S.A.S.	France	Energy	100.00	-	-
Iberdrola Regenerat Energien, GMBH	Germany	Energy	100.00	100.00	-
Energías Renováveis do Brasil, Ltda.	Brazil	Energy	100.00	100.00	Ernst & Young
Iberdrola Energías Renováveis, S.A.	Portugal	Energy	100.00	100.00	Ernst & Young
C. Rokas, S.A. subgroup (*), made up of 35 companies	Greece	Energy	49.90	49.90	Ernst & Young
Iberdrola Energía Odnawialna Spo3kaz Ograniczon Odpowiedzialnoccil	Poland	Energy	100.00	100.00	-
Iberenova Promociones, S.A.U.	Madrid	Energy	100.00	100.00	Ernst & Young
Ciener, S.A.U.	Vizcaya	Energy	100.00	100.00	Ernst & Young
Energía I Vent, S.A.	Barcelona	Energy	90.00	90.00	Ernst & Young
Iberdrola Energías Renovables de Galicia, S.A.U.	Orense	Energy	100.00	100.00	Ernst & Young
Iberdrola Energías Renovables de Castilla-La Mancha, S.A.U.	Toledo	Energy	100.00	100.00	Ernst & Young
Minicentrales del Tajo, S.A.	Madrid	Energy	66.58	66.58	Ernst & Young

(*) Listed on the Greece stock exchange.

Company	Location	Activity	Direct or indirect percentage ownership 12/31/06	12/31/05	Auditor
Biovent Energía, S.A.	Valladolid	Energy	85.00	85.00	Ernst & Young
Iberdrola Energías Renovables de Andalucía, S.A.U.	Seville	Energy	100.00	100.00	Ernst & Young
Iberdrola Energías Renovables de Aragón, S.A.U.	Zaragoza	Energy	100.00	100.00	Ernst & Young
Sociedad Gestora de Parques Eólicos Campo de Gibraltar, S.A.	Malaga	Energy	55.00	55.00	Ernst & Young
Sociedad Gestora de Parques Eólicos de Andalucía, S.A.	Malaga	Energy	55.00	55.00	Ernst & Young
Biovent Holding, S.A	Valladolid	Energy	85.00	85.00	Ernst & Young
Sistemas Energéticos Chandrexa, S.A.	Orense	Energy	96.07	96.07	Ernst & Young
Sistemas Energéticos Mas Garullo, S.A.	Zaragoza	Energy	51.00	51.00	Ernst & Young
Sistemas Energéticos La Muela, S.A.	Zaragoza	Energy	50.00	50.00	Ernst & Young
Sistemas Energéticos del Moncayo, S.A.	Soria	Energy	75.00	75.00	Ernst & Young
Sistemas Energéticos Torralba, S.A.	Zaragoza	Energy	60.00	60.00	Ernst & Young
Eme Dólar Uno, S.L.U.	Seville	Energy	100.00	100.00	Ernst & Young
Eme Hueneja Tres, S.L.U.	Seville	Energy	100.00	100.00	Ernst & Young
Eme Dólar Tres, S.L.U.	Seville	Energy	100.00	100.00	Ernst & Young
Eme Ferreira Dos, S.L.U.	Seville	Energy	100.00	100.00	Ernst & Young
Global Solar Energy, S.A.	Murcia	Energy	90.00	-	Ernst & Young
Producciones Energéticas de Castilla y León, S.A.	Valladolid	Energy	76.50	-	Ernst & Young
Windfarm Wirfus, GMBH	Germany	Energy	100.00	-	-
EBV Windpark 23, GMBH	Germany	Energy	100.00	-	-
Rastenberg, GMBH	Germany	Energy	100.00	-	-
Energía Wiatrowa Karscino S.P. ZOO EWK	Poland	Energy	100.00	-	-
Iberdrola Renewable Energies USA Limited subgroup, made up of 30 companies	US	Energy	100.00	-	Ernst & Young
Electra Sierra de San Pedro, S.A.	Cáceres	Energy	80.00	-	-
Sistema Energéticos Los Campillos, S.A.U.	Valladolid	Energy	100.00	-	-
Ousauhing Raisner, AS	Estonia	Energy	80.00	-	-
Iberdrola Energía Marinas de Cantabria, S.A.	Cantabria	Energy	60.00	-	-
Energías Eólicas de Cuenca, S.A.	Cuenca	Energy	62.50	62.50	-
Energiaki Alogorachis, S.A.	Greece	Energy	100.00	-	-
Iberdrola Regenerat Energien Verwaltungs, Gmbh	Germany	Energy	100.00	-	-
Windpark Jülicher Land	Germany	Energy	100.00	-	-
EC Energoconsult Mernökszolgalati, I.E.K.	Hungary	Energy	100.00	-	-
Somozas Energías y Recursos Medioambientales, S.A.	La Coruña	Energy	90.00	-	-

B. JOINTLY CONTROLLED ENTITIES CONSOLIDATED USING THE PROPORTIONATE CONSOLIDATION METHOD IN 2006 AND 2005

Company	Location	*Activity*	Direct or indirect percentage ownership *12/31/06*	*12/31/05*	*Auditor*
Iberdrola Energías Renovables de La Rioja, S.A.	La Rioja	Energy	63.55	100.00	Ernst & Young
Eólicas de Euskadi, S.A.	Vizcaya	Energy	50.00	50.00	Attest
Molinos del Cidacos, S.A.	La Rioja	Energy	31.78	25.00	Ernst & Young
Desarrollo de Energías Renovables de La Rioja, S.A.	La Rioja	Energy	40.51	36.25	Ernst & Young
Energías Renovables de la Región de Murcia, S.A.	Murcia	Energy	50.00	50.00	Ernst & Young
Molinos de La Rioja, S.A.	La Rioja	Energy	42.37	33.33	Ernst & Young
Eólicas de Campollano, S.A.	Madrid	Energy	25.00	25.00	KPMG
Ecobarcial, S.A.	Zamora	Energy	39.02	-	Ernst & Young
Electra de Malvana, S.A.	Cáceres	Energy	48.00	-	-
Electra de Montachez, S.A.	Cáceres	Energy	40.00	-	-
Sistema Eléctrico de Conexión Huenéja, S.L.	Granada	Energy	41.80	-	-
Parque Eólico Cruz del Carrutero, S.L.	Valladolid	Energy	54.40	-	-
Parque Eólico Fuente Salada, S.L.	Valladolid	Energy	68.00	-	-
Parque Eólico Los Collados, S.L.	Valladolid	Energy	68.00	-	-
Saltos del Belmontejo, S.A.	Cuenca	Energy	24.84	24.84	Ernst & Young
Electra de Layna, S.A.	Valladolid	Energy	42.50	42.50	-
Eólicas de La Rioja, S.A.	La Rioja	Energy	63.55	72.50	Ernst & Young
Aerocastilla, S.A.	Valladolid	Energy	51.00	51.00	-
Generación de Energía Eólica, S.A.	Valladolid	Energy	51.00	51.00	-
Vientos de Castilla y León, S.A.	Valladolid	Energy	51.00	51.00	-
Eólicas Fuente Isabel, S.A.	Valladolid	Energy	51.00	51.00	-
Productora de Energía Eólica, S.A.	Valladolid	Energy	50.92	50.92	-
Energías de Castilla y León, S.A.	Valladolid	Energy	76.50	76.50	Ernst & Young
Energía Global Castellana, S.A.	Valladolid	Energy	51.00	51.00	Ernst & Young
Peache Energías Renovables, S.A.	Valladolid	Energy	51.00	51.00	-
Villardefrades Eólica, S.L.	Valladolid	Energy	68.00	68.00	-

C. ASSOCIATES ACCOUNTED FOR USING THE EQUITY METHOD IN 2006 AND 2005

			Direct or indirect percentage ownership	
Company	Location	*Activity*	*12/31/06*	*12/31/05*
Sotavento Galicia, S.A.	La Coruña	Energy	8.00%	8.00%

D. GROUP COMPANIES AT DECEMBER 31, 2005 WHICH IN WERE EXCLUDED FROM CONSOLIDATION BECAUSE THEY WERE LIQUIDATED:

			Direct or indirect percentage ownership	
Company	Location	*Activity*	*12/31/06*	*12/31/05*
Eólicas de Sisante, S.A.	Toledo	Energy	-	50.00

IBERDROLA ENERGÍAS RENOVABLES, S.A.U. AND SUBSIDIARIES

Consolidated Management Report
for the year ended December 31, 2006

SIGNIFICANT EVENTS IN 2006

a) Strategic Plan and installed capacity

In 2006 Iberdrola raised its renewable energy generating capacity from 3,810 MW to 4,434 MW. The additional 624 MW (+16.4%) came in both Spain (420 MW) and abroad (204 MW). Of its total installed renewable capacity, 4,102 MW is wind power and 332 MW mini-hydroelectric.

This is above the 434 MW (+11%) target set in Iberdrola's Strategic Plan for 2002-2006 and cements Iberenova's position as a global leader in renewable energies.

In wind power it has added 607 MW of capacity, including 204 MW from Iberdrola's foreign wind farms, located in France, Germany, Poland, Greece, Brazil, Portugal and the US. In mini-hydroelectric capacity, 17 MW have been added.

Regarding other renewable technologies, the Group has a number of solar thermal and photovoltaic power generation projects under development, as well as biomass, bioethanol and biodiesel plants.

All this activity in 2006 required an investment of approximately 850 million euros.

b) The international business

In 2006, Iberdrola continued the international expansion of its renewable energy business begun in 2005.

First, the year featured its foray into the US market via a number of acquisitions (e.g. Community Energy and Midwest Renewable Energy Projects) and an agreement with Gamesa to acquire wind farms. Iberdrola ended 2006 with 26 MW of capacity in operation in the US and a project portfolio entailing more than 5,000 MW. It now has a permanent office set up in the state of Pennsylvania.

Second, the Group struck a deal to acquire Perfect Wind in France, which owns the rights to a portfolio of 600 MW of projects.

Finally, a number of construction projects were carried out and/or acquisitions made in other countries, such as Greece, Portugal, France, Poland, Germany, the UK, Estonia, Hungary and Brazil, while the Group also expanded its portfolio of future wind farms.

c) Income statement highlights

In 2006, Iberenova posted a 24.8% increase in revenue to 695,635 thousand euros, driven by growth output and higher average prices. The Group generated a total 7,867

GWh of electricity in the year, 11.5% more than in 2005. This was sold for an average price of 88.42 euros/MWh, an increase of 12% on the year before.

Operating profit increased, with EBITDA rising by 21.6% to 556,685 thousand euros and EBIT up 21.6% to 374,250 thousand euros.

Net profit for the year totaled 189.6 million euros, up from 144.3 million euros in 2005. This 31.4% increase was fuelled by higher average operating capacity, greater generation and higher average prices.

BUSINESS OUTLOOK FOR 2007

In 2007, the Iberenova Group will continue with its planned investment to roll out new projects currently under development or construction, expanding capacity in both its existing technologies of wind and mini-hydroelectric, and new technologies such as solar thermal and photovoltaic, biomass and biofuels.

In relation to the regulatory environment in Spain, the Company bills power generated in conformity with RD 436/2004 of March 12. In this statement of intent, this Royal Decree guarantees the owners of plants operating under the special regime reasonable returns on investment and sets a target of highly efficient and renewable energies accounting for nearly one-third of electricity consumption by 2010.

Article 40 of Royal Decree 436/2004 states that depending on the degree of completion of the Renewable Energies Development Plan, the tariffs, premiums, incentives and other would come into force and be applicable from January 1, 2008, but not retrospectively to past tariffs and premiums. This review was not carried out in 2006 and at the date of preparation of this report new legislation to this effect had yet to be enacted in 2007.

RESEARCH AND DEVELOPMENT

In research and development, the RD&i Committee was created with the mission of managing the business innovation process.

Meanwhile, work continued on the renewables projects initiated in 2005:

- The MULTIPLICADORAS Project: this involves researching the relationship between the useful life of wind turbine generators and the external environmental conditions regarding wind speed, turbulence and outages under different regulatory regimes.

- The OLASLUZ Project: this is the first ocean wave power project in Spain, with capacity of up to 1.25 MW in Santoña, Santander, on the Bay of Biscay.

- CORE Project: a pioneering initiative in the sector to create the Toledo Renewables Operations Center. The center will optimize technical management and financial returns in real time, 24/7, 365 days a year, for all wind farms, mini-hydroelectric plants and substations whether run by Iberdrola or other renewables operators.

- The European WINDGRID Project: seeks to integrate wind farms into the electricity system, maximizing the use of renewables while ensuring the stable and secure operation of the grid. It also seeks to create a technical base that the EU can use to draw up standards and simulate possible scenarios.

- The METEOFLOW Project: forecasting wind power generation to be able to minimize diversions in the market and enhance operational management.

- The VOLTAGE DROPS AND REACTIVE POWER Project: looking at the connections between wind farms and the grid.

EVENTS AFTER THE BALANCE SHEET DATE

The main transactions carried out by the Iberenova Group after the end of the financial year were as follows:

- In February 2007, the Iberenova parent company acquired a further 10% of subsidiary Biovent Holding, S.A. It already owned 85% of this company at year-end 2006. The price of the transaction is variable, with an initial payment of 2 million euros.

- In February 2007, subsidiary Iberdrola Energias Renovaveis, S.A. acquired 100% of Portuguese company Eonergi Energía Eólica, S.A., which has 32 MW of capacity in operation, for an investment of approximately 36 million euros.

- In February 2007, an agreement was reached whereby the Group company Biovent Holding, S.A. would acquire the 40% it did not already own in Energía Global Castellana. It already owned 60% of this company at year-end 2006. The purchase price is variable, but is initially estimated at around 27.4 million euros, with an initial payment of 13.5 million euros.

- In March 2007, Iberenova acquired an additional 2.8% of the common shares of C. Rokas, S.A., in which at year-end 2006 it owned 49.9%. This took its holding to 52.7% at the end of March 2007, the date of preparation of the consolidated annual financial statements. In addition, Iberenova acquired a package of preferred stock without voting rights from the Rokas family for 26.9 million euros.

- Also, in the first quarter of the year a number of contributions of insignificant amounts were made to increase the Group's equity investments in subsidiaries.

TREASURY SHARES

Iberenova did not acquire or carry out any transactions with treasury shares in 2006.

ENVIRONMENT

The rollout of the Iberdrola Group's Global Environmental Management System was completed in 2006. This system, certified by the Spanish Association for Standardization and Certification (AENOR), approves the Environmental Guidelines which entail concrete aims and targets for the whole of the Iberdrola Group.

REGULATIONS

FOR THE GENERAL SHAREHOLDERS' MEETING

OF

IBERDROLA RENOVABLES, S.A.

PRELIMINARY TITLE. ABOUT THE REGULATIONS FOR THE GENERAL SHAREHOLDERS' MEETING

Article 1. Purpose of the Regulations.

1. These Regulations are intended to (i) determine the basic rules for the preparation, call, quorum, conduct, adoption of resolutions at, conclusion, and documentation of the General Shareholders' Meeting of Iberdrola Renovables, S.A. (hereinafter, "Iberdrola Renovables" or the "Company"), and (ii) to determine the basic rules for the exercise for such purpose of the voting and related rights belonging to the Company's shareholders.

2. These Regulations are also intended to facilitate the effective exercise by the shareholders of their powers at a General Shareholders' Meeting, pursuant to the provisions of the By-Laws and the Law.

Article 2. Scope of Application of the Regulations.

These Regulations shall apply to all General Shareholders' Meetings of the Company, whether ordinary or extraordinary.

Article 3. Duration.

These Regulations shall have an indefinite duration and shall become effective upon the first General Shareholders' Meeting to be called after the approval thereof, without prejudice to the rights previously accorded to the shareholders under legal and by-law provisions. The same principles shall apply to any amendment of these Regulations approved by the shareholders at a General Shareholders' Meeting.

Article 4. Dissemination of the Regulations.

These Regulations shall be communicated to the National Securities Market Commission *[Comisión Nacional del Mercado de Valores]* and recorded in the Commercial Registry *[Registro Mercantil]* pursuant to applicable rules and regulations. The current text of these Regulations shall also be made available on the website of the Company.

Article 5. Order of Priority.

These Regulations further elaborate upon and supplement the legal and by-law provisions applicable to the General Shareholders' Meeting, which provisions shall prevail in the event of a conflict with the provisions of these Regulations.

Article 6. Amendment of the Regulations.

The Board of Directors and shareholders who individually or collectively hold interests equal to or greater than five (5%) percent of the share capital of the Company shall have the right to propose amendments to these Regulations. In addition, the amendments to these Regulations shall be subject to the dissemination provisions set forth in Article 4

above.

TITLE I. DEFINITION AND TYPES OF, AND POWERS OF THE SHAREHOLDERS ACTING AT, GENERAL SHAREHOLDERS' MEETINGS

Article 7. Definition and Types of General Shareholders' Meetings.

1. The group of all duly convened shareholders meeting at a General Shareholders' Meeting to debate and decide by the required majorities those matters within their power, or to be informed of those other matters that the Board of Directors deems appropriate, constitutes the sovereign decision-making body of the Company.

   Resolutions duly adopted by the shareholders at a General Shareholders' Meeting shall be binding upon all shareholders, including those who are absent, dissent, abstain from voting, and who lack the right to vote, without prejudice to the rights such shareholders may have to challenge such decisions.

2. A General Shareholders' Meeting may be ordinary or extraordinary.

   The shareholders acting at an ordinary General Shareholders' Meeting, which shall be previously called for such purpose, must meet within the first six (6) months of each fiscal year in order to review corporate management, approve financial statements from the prior fiscal year, if appropriate, and decide upon the allocation of the profits or losses from such fiscal year. Resolutions may also be adopted regarding any other matter within the power of the shareholders, provided that such matters appear on the agenda and that shareholders with the required capital are in attendance at the General Shareholders' Meeting.

   Any General Shareholders' Meeting not provided for in the foregoing paragraph shall be deemed an extraordinary General Shareholders' Meeting and shall meet at any time of the year, provided that the Board of Directors deems such a meeting to be appropriate or in the event of the circumstances described in letter b) of paragraph 2 of Article 9.

Article 8. Powers of the Shareholders Acting at a General Shareholders' Meeting.

1. The shareholders at a General Shareholders' Meeting shall decide the matters assigned thereto by the Law, the By-Laws, or these Regulations, and particularly regarding the following matters:

   a) Appointment and removal of Directors, as well as ratification of Directors designated by interim appointment to fill vacancies.

   b) Approval, if applicable, of the establishment of systems for compensation of the Company's Directors and senior managers, consisting of the delivery of shares or of rights thereto, or compensation systems indexed to the value of the shares.

   c) Appointment and removal of the Auditors.

d) Review of corporate management and approval, if appropriate, of the financial statements for the prior fiscal year and the proposed allocation of the profits or losses thereof.

e) Increase or reduction in share capital, as well as the delegation to the Board of Directors of the power to increase capital.

f) Issuance of debentures and other negotiable securities, and delegation to the Board of Directors of the power for the issuance thereof.

g) Authorization for the derivative acquisition of the Company's own shares.

h) Approval and amendment of these Regulations.

i) Amendment of the By-Laws.

j) Merger, split-off, transformation of the Company; dissolution and overall assignment of assets and liabilities.

2. In addition, the shareholders acting at a General Shareholders' Meeting shall decide on any matter submitted thereto by the Board of Directors.

TITLE II. ORGANIZATION OF THE GENERAL SHAREHOLDERS' MEETING

Article 9. Call of the General Shareholders' Meeting.

1. Pursuant to the provisions of the By-Laws, the General Shareholders' Meeting must be formally convened by the Board of Directors through an announcement published in the Official Bulletin *[Boletín Oficial]* of the Commercial Registry and in one of the newspapers widely circulated in the province in which its registered office is located, as much in advance as required by the regulations in effect from time to time.

2. The Board of Directors must call a General Shareholders' Meeting in the following events:

   a) In the event set forth in paragraph 2 of Article 7 above.

   b) If the meeting is requested, in the manner provided for by Law, by shareholders who hold or represent at least five (5%) percent of the share capital, which request sets forth the matters to be addressed. In this event, the Board of Directors shall call for the General Shareholders' Meeting to be held within the statutorily prescribed time period. The Board of Directors must include the requested matters in the agenda.

3. The announcement of the call to meeting must contain all statements required by Law under such circumstances and must set forth the day, place, and time of the meeting upon first call and all matters to be dealt with. The announcement may also, if appropriate, set forth the date on which the General Shareholders' Meeting shall proceed upon second call.

4. The Company shall deliver a copy of the announcement of the call to the National Securities Market Commission. The text of the announcement shall also be accessible through the Company's website.

5. Beginning on the date of the announcement of the call, such information as is deemed appropriate to facilitate the attendance of the shareholders at the General Shareholders' Meeting and their participation therein shall be placed on the Company's website, including at least the following:

   a) The documents relating to the General Shareholders' Meeting that are required by Law, with information regarding the agenda, resolutions proposed by the Board of Directors, and any other relevant information that the shareholders might need in order to cast their vote. In the event that the shareholders acting at the General Shareholders' Meeting must deliberate on the appointment, re-election, or ratification of Directors, the corresponding proposed resolution shall be accompanied by the following information: (i) professional profile and biographical data of the Director; (ii) other boards of directors, of listed or unlisted companies, of which the Director is a member; (iii) indication of the class of Director to which the Director belongs, as applicable, with mention, in the case of proprietary Directors, of the shareholder that proposes or proposed his appointment, or with which the Director has ties; (iv) the date of the Director's first and subsequent appointments as a Director of the Company, and (v) shares of the Company, and the derivative financial instruments having shares of the Company as underlying assets, of which such Director is the holder.

   b) The existing channels of communication between the Company and the shareholders and, in particular, explanations pertinent to the exercise of a shareholder's right to information, indicating the postal and e-mail addresses to which the shareholders may direct their requests.

   c) The means and procedures for granting a proxy to attend the General Shareholders' Meeting.

   d) The means and procedures for distance voting, including, where applicable, the forms required to evidence attendance and the casting of votes by means of data transmission at the General Shareholders' Meeting.

6. The Company shall use its best efforts to include in its website, starting as soon as possible after the date of the call to meeting, an English version of the information and the principal documents related to the General Shareholders' Meeting, in order to facilitate shareholders' attendance and participation therein. In the event that such inclusion of website contents is carried out, the Spanish version of the aforementioned documents shall prevail in all cases.

7. Shareholders representing at least five (5%) percent of the share capital may request the publication of a supplement to the call of the General Shareholders' Meeting that includes one or more items in the agenda.

8. The shareholders' rights mentioned in paragraph 2, letter b), and in paragraph 7 above must be exercised by duly authenticated notice that must be received at the Company's registered office within five (5) days after the publication of the call to

meeting. The supplement to the call to meeting mentioned in such preceding paragraphs must be published within the statutorily prescribed time period.

9. The shareholders at the General Shareholders' Meeting may not deliberate on or decide matters that are not included in the agenda, unless otherwise provided by law.

10. The Board of Directors may require that a Notary attend the General Shareholders' Meeting and prepare the minutes thereof. In any event, the Board must require the presence of a Notary under the circumstances provided by Law.

Article 10. Right of the Shareholders to Receive Information Prior to the Holding of the General Shareholders' Meeting.

1. From the first date of publication of the call to the General Shareholders' Meeting through and including the seventh day prior to the date provided for the meeting to be held upon first call, the shareholders may request in writing such reports or clarifications as they deem are required, or ask questions in writing that they deem pertinent, regarding the matters contained in the agenda. In addition, upon the same advance notice and in the same manner, the shareholders may request information or clarifications or ask questions in writing regarding information accessible to the public that has been provided by the Company to the National Securities Market Commission since the holding of the last General Shareholders' Meeting.

   All such requests for information may be made by delivery of the request to the Company's registered office, or by delivery to the Company via mail or other means of electronic or long-distance data communication sent to the address specified in the announcement of the meeting or, in the absence of such specification, to the Office of the Shareholder *[Oficina del Accionista]*. Requests shall be allowed in which the electronic document pursuant to which the information is requested includes a recognized electronic signature used by the requesting party or other mechanisms that, pursuant to a resolution previously adopted for such purpose, the Board of Directors deems sufficient to ensure authenticity and the identity of the shareholder exercising such right to receive information.

   Whatever the means used to issue the requests for information, the request of the shareholder must include the shareholder's first and last names, with evidence of the shares owned, in order for this information to be checked against the list of shareholders and the number of shares held in the shareholder's name provided by *Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores, S.A.* (Iberclear) for the General Shareholders' Meeting in question. The shareholder shall be responsible for maintaining proof of delivery of the request to the Company as and when due. The Company's website shall provide detailed explanations regarding the exercise of the shareholder's right to receive information, in compliance with the provisions of applicable rules and regulations.

2. The Board of Directors shall be required to provide the information requested pursuant to the preceding paragraphs in the form and within the periods provided by the By-Laws, these Regulations, and the Law, except in cases in which (i) it is

requested by shareholders representing less than twenty-five (25%) percent of the share capital and publication thereof may, in the opinion of the Chairman, prejudice the interests of the Company; (ii) the request for information or clarification does not refer to matters included in the agenda or to information accessible to the public that has been provided by the Company to the National Securities Market Commission since the holding of the last General Shareholders' Meeting; (iii) the requested information or clarification is unnecessary to form an opinion regarding the matters submitted to shareholders, or is deemed abusive for any reason; or (iv) legal or regulatory provisions provide otherwise.

3. The Board of Directors may authorize any of its members to respond on behalf of the Board of Directors to shareholder requests for information.

4. The call to the General Shareholders' Meeting shall indicate the means whereby any shareholder may obtain from the Company, immediately and without charge, the documents that must be submitted for approval by the shareholders, as well as the Management Report and the Auditors' Report.

5. When the shareholders are required to deal with an amendment to the By-Laws, besides the statements required in each case by Law, the notice of the call must make clear the right of all shareholders to examine, at the Company's registered office, the complete text of the proposed amendment and the report thereon and to request that such documents be delivered or sent to them without charge.

6. In the cases in which the Law so requires, such information and supplemental documentation as is mandatory shall be made available to the shareholders.

7. The Company shall comply with the legally established obligations to provide information to the shareholders through its website, without prejudice to the ability to utilize any other means for this purpose, and without detriment to the shareholders' right to request said information in written form, pursuant to the provisions of applicable legislation.

TITLE III. RIGHT TO ATTEND AND PROXY REPRESENTATION

Article 11. Right to Attend.

1. All holders of voting shares may attend the General Shareholders' Meeting, with the right to be heard and to vote.

2. In order to exercise the right to attend, shareholders must have the shares registered in their name in the corresponding book-entry registry at least five (5) days prior to the day on which the General Shareholders' Meeting is to be held. This circumstance must be evidenced by means of the appropriate attendance card or validation certificate issued by the entity or entities in charge of the book-entry registry, or in any other form allowed by applicable legislation.

Article 12. Right of Proxy Representation.

1. All shareholders having the right to attend may be represented at the General Shareholders' Meeting by another person, even if that person is not a shareholder, if the requirements and formalities established in the Law, the By-Laws, and these Regulations are met. Proxies granted to a person who cannot act as a representative in accordance with Law shall be invalid and ineffective.

2. Without prejudice to the provisions of the Companies Law *[Ley de Sociedades Anónimas]*, proxy representation must be granted in writing or by mail or e-mail. When granted by means of mail or e-mail, only those proxies that are granted in the following manner shall be deemed valid:

   a) by postal correspondence, delivering to the Company an instrument indicating the proxy granted and accompanied by the attendance card issued by the entity or entities in charge of the book-entry registry.

   b) by electronic correspondence, through notice to the Company setting forth the details of the proxy being granted and the identity of the shareholder being represented, and using a recognized electronic signature of the shareholder or with another type of guarantee that the Board of Directors deems best ensures authenticity and the identification of the shareholder granting the proxy, and which shall be accompanied by an unalterable electronic copy of the attendance and voting card.

   A proxy granted by either of the above-mentioned means of long-distance communication must be received by the Company before midnight on the day immediately prior to the day set for the holding of the General Shareholders' Meeting upon first call. Otherwise, the proxy shall be deemed not to have been granted.

3. The Board of Directors has the power to further elaborate upon the foregoing provisions by establishing rules, means, and procedures adjusted to the current state of the art, in order to organize the grant of proxies by electronic means, in accordance with the rules and regulations, if any, issued for such purpose.

   Specifically, the Board of Directors may (i) establish rules for the use of guarantees other than electronic signatures for the granting of proxies by electronic correspondence, and (ii) reduce the advance period for receipt by the Company of proxies granted by postal or electronic correspondence.

4. The Chairman of and the Secretary for the General Shareholders' Meeting shall have the widest powers to recognize the validity of a document or media evidencing representation by proxy; only those that fail to meet the minimum legal requirements may be deemed invalid, and only provided that such failure cannot be cured.

5. A proxy is always revocable. Personal attendance at the General Shareholders' Meeting by the shareholder granting the proxy shall have the effect of revoking the proxy.

6. In cases where the Directors of the Company make a public solicitation for proxies, the rules contained in the Companies Law, the Securities Market Law, and rules and regulations further elaborating upon the provisions thereof shall apply. In particular, the document evidencing the proxy must contain or have the agenda attached thereto, as well as the solicitation of instructions for the exercise of voting rights and the way in which the proxy-holder will vote in the event that specific instructions are not given, subject in all cases to the provisions of Law. The delegation may also include those matters which the Law allows to be dealt with at the General Shareholders' Meeting, even when not provided for in the agenda.

7. If the proxy has been validly granted pursuant to the Law and these Regulations but does not include voting instructions or questions arise as to the intended proxy-holder or the scope of the representation, it shall be deemed that the proxy (i) is granted in favor of the Chairman of the Board of Directors, (ii) refers to all of the proposals included in the agenda for the General Shareholders' Meeting, (iii) contains the instruction to vote favorably thereon, and (iv) also extends to matters that may be raised outside of the agenda, in respect of which the proxy-holder shall cast his vote in the direction he deems most favorable to the interests of the shareholder granting the proxy.

8. Unless otherwise indicated by the shareholder granting the proxy, in the event that the proxy-holder is subject to a conflict of interest, it shall be deemed that the shareholder granting the proxy has also appointed as proxy-holders, jointly and severally and successively, the Chairman of the General Shareholders' Meeting and, if such Chairman is also subject to a conflict of interest, the Secretary for the General Shareholders' Meeting.

Article 13. Attendance Cards.

1. Entities participating in the *Sociedad de Gestión de Sistemas de Registro, Compensación y Liquidación de Valores, S.A.* (Iberclear) may be authorized to issue cards for attendance at the General Shareholders' Meeting in favor of their respective depositing shareholders, which cards may also be issued by the Company itself in exchange for the deposit of documents evidencing ownership of the shares.

2. For such purpose, the Company may propose to such entities the format of the attendance card to be issued to the shareholders, in order for the cards issued by such entities to be uniform and to include a bar code or other system that allows for the electronic reading thereof in order to facilitate the computerized calculation of attendees. The Company may also propose the formula to be recited in such document in order to delegate proxy representation at the meeting in favor of another person, which should also set forth the way in which the proxy-holder will vote on each of the resolutions proposed by the Board of Directors for each item on the agenda in the absence of specific instructions of the shareholder being represented. The attendance card may specify the identity of the proxy-holder in the absence of express appointment by the shareholder being represented.

Article 14. Other Attendees.

1. The members of the Board of Directors must attend the General Shareholders' Meeting. The absence of any of such members shall not affect the valid formation of a quorum for the General Shareholders' Meeting.

2. Managers, technical experts, and other persons interested in the efficient conduct of corporate affairs may be authorized to attend the General Shareholders' Meeting by the Chairman thereof. In addition, the Chairman of the General Shareholders' Meeting may grant the press, financial analysts, and any other person the Chairman deems appropriate, access to such General Shareholders' Meeting, provided, however, that the shareholders acting thereat may revoke such authorization.

TITLE IV. INFRASTRUCTURE AND EQUIPMENT

Article 15. Place of the Meeting.

1. The General Shareholders' Meeting shall be held at the place indicated in the call to meeting within the municipality where the Company's registered office is located. If no place is indicated in the call, it shall be deemed that the meeting will take place at the registered office.

2. The General Shareholders' Meeting may be attended by going to the place where the meeting is to be held or, if applicable, to other places provided by the Company and indicated in the call to meeting, and which are connected therewith by video conference systems that allow recognition and identification of the parties attending, permanent communication among the attendees regardless of their location, and participation and voting, all in real time. The principal place of the meeting must be located in the municipal area of the Company's registered office, but supplemental locations need not be so located. For all purposes relating to the General Shareholders' Meeting, attendees at any of the sites shall be deemed attendees at the same individual meeting. The meeting shall be deemed to be held at the principal location thereof.

Article 16. Infrastructure, Equipment, and Services Available at the Premises.

1. The premises to be used to hold the General Shareholders' Meeting shall have the personnel, equipment, infrastructure, technical equipment, and the safety, assistance, and emergency measures necessary for the meeting, in a manner consistent with the features and location of the property and the importance of the event. In addition, the premises for holding the General Shareholders' Meeting shall have the emergency and evacuation facilities and measures required by law, as well as other measures deemed appropriate in light of the circumstances.

2. Appropriate safety controls and surveillance and protection measures, as well as systems for controlling access to the meeting, shall be established in order to ensure the safety of the attendees and the orderly conduct of the General Shareholders' Meeting.

3. At the entrance to the premises where the meeting is held, the attendees shall be delivered a copy of the full text of the resolutions proposed by the Board of Directors for submission to the shareholders regarding each item on the agenda. Excepted from the foregoing are those proposals that have been prepared immediately prior to the holding of the General Shareholders' Meeting and that for such reason cannot be delivered in written form to all of the attendees. In addition, there shall be made available to the attendees copies of the management reports and other documentation that, pursuant to legal or by-law provisions, must be made available to the shareholders with respect to such proposed resolutions.

4. The entire proceedings of the General Shareholders' Meeting may be the subject of audiovisual recording, if so determined by the Chairman thereof. The attendees may not use photographic, video, image and/or sound recording equipment or other similar equipment in the room where the General Shareholders' Meeting is taking place, except to the extent allowed by the Chairman. Equipment allowing for the simultaneous interpretation of debate may also be made available, when deemed appropriate for any reason.

Article 17. Computer System for the Recording of Proxies and Voting Instructions, Preparation of the List of Attendees, and Calculation of Voting Results.

1. Sufficiently in advance of the day specified for the holding of the General Shareholders' Meeting, the Company shall provide the personnel and technical equipment required to perform computer monitoring and calculation of the proxies (with the corresponding voting instructions, if any) received by the members of the Company's Board of Directors.

2. In addition, on the day of the General Shareholders' Meeting, the premises indicated for the meeting shall be supplied with the above-mentioned computer personnel and technical equipment for the purpose of recording the entry of shareholders and shareholder representatives attending the meeting in order to calculate the provisional and final quorum for the General Shareholders' Meeting and the preparation of the list of shareholders present in person and by proxy, which shall be electronically recorded in duplicate and sealed, and the cover of which shall show the appropriate identification procedure signed by the Secretary with the approval of the Chairman, and the procedure, if any, followed by the Notary Public, which shall be attached to the minutes of the General Shareholders' Meeting. Such personnel and equipment shall also be provided in order to calculate the voting.

3. In order to undertake such activity, the Company shall, pursuant to applicable rules and regulations, ask the *Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores, S.A.* (Iberclear) to provide, in electronic form and within the time periods established for such purpose, the list of the Company's shareholders and the number of shares appearing in the name of each shareholder.

Article 18. Office of the Shareholder.

The Company shall set up an Office of the Shareholder in a visible place at the stated premises of the General Shareholders' Meeting, for the purpose of (i) answering questions regarding the proceedings raised by the shareholders prior to the commencement of the session, without prejudice to the shareholders' rights established by law and the By-Laws to take the floor, make proposals, and vote; and (ii) assisting and informing attendees and shareholders who wish to take the floor, preparing for such purpose a list of those who previously state their desire to participate, as well as collecting the text of their statements, if such statements are available in writing.

TITLE V. CONDUCT OF THE GENERAL SHAREHOLDERS' MEETING

Article 19. Opening of the Premises and Controlling Access Thereto.

1. In the place and on the day provided, whether on first or second call, for the holding of the General Shareholders' Meeting, and beginning one hour prior to the time announced for the commencement of the meeting (unless otherwise specified in the notice of the call), the shareholders or their valid representatives may present their respective attendance cards, proxies and, if applicable, the documents evidencing their status as legal representatives, to the staff of the Office of the Shareholder. The registration of shareholders attending the meeting in person and by proxy shall be carried out through optical scanning or other similar technical equipment, pursuant to the provisions of Article 17 above.

2. In the event that the General Shareholders' Meeting is held on second call due to the failure to attend of the number of shares legally required to hold the General Shareholders' Meeting on first call, such circumstance shall be properly recorded in the minutes of the General Shareholders' Meeting.

Article 20. Chairman, Secretary, and Presiding Committee of the General Shareholders' Meeting.

1. The Presiding Committee *[Mesa]* of the General Shareholders' Meeting shall be formed at the time stated in the call for the General Shareholders' Meeting to take place.

2. The Chairman of the Board of Directors or, in the absence thereof, the Vice-Chairman, shall act as the Chairman of the General Shareholders' Meeting; if there are several Vice-Chairmen, they shall act in the order set forth in the By-Laws; in the absence of the foregoing, the longest-serving Director shall serve, and in the absence of all of the above, the shareholder designated by the shareholders themselves shall serve.

3. The Secretary of the Board of Directors and, in the absence thereof, the Vice-Secretary of the Board of Directors, shall act as the Secretary for the General Shareholders' Meeting; in the absence of both, the Director with the least amount of time in such position shall serve; and in the absence of all of the above, the shareholder designated for such purpose by the shareholders themselves shall serve.

The Chairman may also, if so desired, obtain the assistance of any expert the Chairman deems appropriate.

4. The Chairman and the Secretary, along with the remaining members of the Board of Directors in attendance, shall constitute the Presiding Committee of the General Shareholders' Meeting.

Article 21. Powers of the Chairman of the General Shareholders' Meeting.

1. The Chairman of the General Shareholders' Meeting, who is responsible for presiding over the meeting, shall generally have the broadest powers needed for the best progress of the General Shareholders' Meeting, including the following:

    a) To call the meeting to order.

    b) To verify that there is a valid quorum for the General Shareholders' Meeting and, if applicable, to declare it to be validly in session.

    c) To recognize the request, if any, made by the Board of Directors for the presence of a Notary Public to take the minutes of the General Shareholders' Meeting.

    d) Together with the Secretary for the General Shareholders' Meeting, to make decisions regarding questions, requests for clarification or claims raised with respect to the list of attendees and delegated powers or proxies.

    e) To direct presentations, such that debate adheres to the agenda.

    f) To direct the deliberations by granting the floor to shareholders who so request, and taking the floor away or refusing to grant it when the Chairman deems that a matter has been sufficiently debated, is not on the agenda, or hinders the progress of the meeting.

    g) To accept or reject new proposals with respect to matters included in the agenda.

    h) To indicate the time for voting.

    i) To organize the voting and, with the assistance of the Secretary, to perform the calculation thereof.

    j) To announce the results of the voting.

    k) To temporarily suspend the General Shareholders' Meeting.

    l) To adjourn the meeting.

    m) And, in general, to exercise all other powers, including those of order and discipline, that are required to properly hold the General Shareholders' Meeting.

2. The Chairman, even when present at the meeting, may entrust management of debate to a Director the Chairman deems appropriate, or to the Secretary, who shall carry out these duties on behalf of the Chairman, who may re-take them at any time.

3. If the Chairman of the General Shareholders' Meeting is absent for any reason during the holding of the meeting, the replacement thereof in the exercise of his duties shall be carried out in accordance with the provisions of paragraph 2 of Article 20 above, and in accordance with the provisions of the By-Laws.

Article 22. Powers of the Secretary for the General Shareholders' Meeting.

1. The Secretary shall have the following powers:

    a) To declare the Presiding Committee to be formed, and to announce the members thereof.

    b) To inform the shareholders, by delegation from the Chairman, of the provisional and final quorum of shareholders attending the General Shareholders' Meeting, indicating the number of shareholders represented in person and by proxy, as well as the number of shares represented in person and by proxy, and the percentage of share capital represented thereby, and also indicating the total number of shares represented at the General Shareholders' Meeting as well as the percentage such number represents of the total share capital of the Company, for which purpose the Company's treasury shares shall not be counted as being present.

    c) To read, if applicable, or to make a summary report of the essential terms of the call to meeting, the text of the resolutions proposed by the Board of Directors; the Company's Annual Financial Statements (Balance Sheet, Profit and Loss Statement, and Notes to the Financial Statements) and, if applicable, the Consolidated Annual Financial Statements, the Company's Management Report and, if applicable, the consolidated Management Report; and the Proposal for the Allocation of Profits or Losses and the Auditors' Report(s).

    d) Together with the Chairman, to make decisions regarding questions, requests for clarification, or claims raised with respect to the list of attendees and delegated powers or proxies.

    e) If applicable, to draw up the minutes of the General Shareholders' Meeting.

2. If the Secretary for the General Shareholders' Meeting is absent for any reason during the holding of the meeting, the replacement thereof in the exercise of the Secretary's duties shall be carried out in accordance with the provisions of paragraph 3 of Article 20 above, and in accordance with the provisions of the By-Laws.

Article 23. Establishment of a Quorum for the General Shareholders' Meeting.

1. The General Shareholders' Meeting, whether ordinary or extraordinary, shall be validly established with the minimum quorum required by applicable legislation, in light of the matters appearing on the agenda.

2. The absence of shareholders occurring once a quorum for the General Shareholders' Meeting has been established shall not affect the validity of the meeting.

3. If the attendance of shareholders representing a certain percentage of the share capital or the consent of specific interested shareholders is required pursuant to the applicable legal or By-Law provisions in order to validly adopt a resolution regarding one or more items on the agenda of the General Shareholders' Meeting, and such percentage is not reached or such shareholders are not present in person or by proxy, the shareholders shall be limited to deliberating and deciding upon those items on the agenda that do not require the presence of such percentage of capital or such shareholders in order to be decided.

Article 24. List of Attendees.

1. Once the Presiding Committee has been formed, and prior to beginning with the agenda, a list of attendees shall be prepared that sets forth the nature or representation of each attendee and the number of their own or other parties' shares present. At the end of the list, there shall be a determination of the number of shareholders present in person or by proxy, as well as the amount of capital they own, with a specification as to which capital corresponds to shareholders with the right to vote. The list of attendees shall include as present those shareholders who have cast their votes from a distance pursuant to the provisions of the By-Laws and these Regulations.

2. The list of attendees shall appear at the beginning of the minutes of the General Shareholders' Meeting, or shall be attached thereto in the form of an appendix signed by the Secretary and approved by the Chairman. The list of attendees may also be drawn up through the use of a file, or may be placed on electronic media. In such cases the sealed cover of the file or the medium shall show the appropriate identification signed by the Secretary for the General Shareholders' Meeting with the approval of the Chairman.

3. The Secretary has the power, exercised by delegation from the Chairman, to prepare the list of attendees. The Secretary shall be provided with the equipment and systems determined by the Chairman for preparation of the list and, if applicable, for the counting of votes.

Article 25. Opening of the Session.

1. Prior to the commencement of the General Shareholders' Meeting, the Chairman, or by delegation therefrom, the Secretary, shall announce the provisional information relating to the number of shareholders with the right to vote attending the session in person, including those who voted from a distance, or by proxy, with an indication of their interest in the share capital. In view of such information, the Chairman shall, if appropriate, provisionally declare the existence of a quorum for the General Shareholders' Meeting and shall open the session.

2. If appropriate, the Chairman shall announce the presence of a Notary Public at the meeting, shall identify such Notary Public, and shall disclose the request made of the Notary Public to prepare the minutes of the General Shareholders' Meeting.

3. If a Notary Public has been required to prepare the minutes of the meeting, the Notary Public shall ask the shareholders and make clear in the minutes whether

there are reservations or objections regarding the statements of the Chairman regarding the number of shareholders in attendance or the capital that is present.

Article 26. Shareholder Requests to Address the General Shareholders' Meeting.

1. Once the Chairman has declared the General Shareholders' Meeting to have commenced, those shareholders who desire to address the meeting and, if applicable, to request information or clarifications regarding the items on the agenda or to make proposals, shall identify themselves to the Notary Public or to the persons assisting him, or, in the absence thereof , to the Secretary or assistants thereto provided for such purpose or, if so indicated, to the Office of the Shareholder, and state their first and last names, the number of shares they own and the number that they represent. If one of the presenting shareholders requests that their presentation appear verbatim in the minutes of the General Shareholders' Meeting, the shareholder must at such time deliver it in writing to the Notary Public (or, in the absence thereof, to the Secretary), in order for the latter to be able to compare it to the shareholder's presentation.

2. In addition, regarding the right of participation in order to take the floor, the Chairman shall inform the attendees that, in order to speed up the progress of the General Shareholders' Meeting, those shareholders who wish to speak must provide the Office of the Shareholder with their name and the number of shares they hold, as well as the text of their presentation, if they have it in writing, in order to make a copy to facilitate the preparation of the minutes of the General Shareholders' Meeting.

Article 27. Reports.

1. While the shareholders who desire to take the floor are identified pursuant to the provisions of the foregoing article, the Secretary, at the direction of the Chairman, shall inform the shareholders of the various publications of the pertinent notice of the call to meeting, and shall proceed to a reading thereof, unless the shareholders resolve that such publications shall be deemed to have been read.

2. Thereafter, the General Shareholders' Meeting shall continue, with the presentation of reports by the Chairman and the reports, if any, of the members of the Board of Directors or persons designated for such purpose.

3. Thereafter, and in any event prior to voting on the business included in the agenda, the Chairman shall commence the period for presentations by the shareholders.

Article 28. Shareholder Presentation Period.

1. Presentations by the shareholders shall occur in the order in which they are called by the Presiding Committee, after the setting of the periods for such presentations by the Chairman. No shareholder may make a presentation dealing with business not included in the agenda or without being granted the floor by the Chairman of the General Shareholders' Meeting.

2. The shareholders shall initially have a maximum of five (5) minutes for each presentation, without prejudice to the Chairman's power to extend such period. Notwithstanding the foregoing, when the number of presentations requested or other circumstances so require, the Chairman may set a maximum period of less than five (5) minutes for each presentation, giving due regard in each case to the equal treatment of presenting shareholders and the principle of non-discrimination.

3. In the exercise of the Chairman's powers to preside over the General Shareholders' Meeting, and without prejudice to other action that may be taken, the Chairman:

   a) may extend the time initially allotted to each shareholder, when the Chairman so deems appropriate;

   b) may decide the order in which answers will be provided to the shareholders and whether such answers will be given following each presentation period or as a collective response after the last presentation;

   c) may request that the presenting parties clarify issues that have not been understood or that have not been sufficiently explained during the presentation;

   d) may call the presenting shareholders to order, so that they limit their presentation to business properly before the General Shareholders' Meeting, and to refrain from making improper statements or exercising their right in an abusive or obstructionist manner;

   e) may announce to the presenting parties that the time for their presentations will soon be ending, so that they may adjust their discourse and, when the time granted for their presentation has ended, or if they persist in the conduct described in the preceding paragraph, may withdraw the floor from them; and, if the Chairman believes that their presentation might alter the proper order and normal conduct of the meeting, the Chairman may cause the presenting parties to leave the premises and, if applicable, may adopt appropriate measures in order to comply with this provision; and

   f) may deny the floor when the Chairman believes that a particular matter has been sufficiently debated, in not included in the agenda, or hinders the progress of the meeting.

   The Chairman shall endeavor to maintain order in the room in order to allow the presenting parties to make their presentations without undue interruption.

4. During their presentations, the shareholders may make proposals regarding any matter on the agenda, except in those cases in which the Law provides that they must be made available to the shareholders at the Company's registered office at the time the call to meeting is published. They may also propose the adoption of resolutions on those matters that may be debated and decided at the General Shareholders' Meeting without such matters appearing on the agenda for the meeting, and may also exercise their right to receive information as described in the next article.

5. When several shareholders ask to make a presentation regarding the same matter, any of them may withdraw their presentation and yield their time to the others.

6. If one of the shareholders desires to make a new presentation, such shareholder shall so request the Chairman of the General Shareholders' Meeting, who may grant the floor again to such shareholder if the Chairman deems it appropriate, based on the progress of the meeting.

Article 29. Right to Receive Information During the General Shareholders' Meeting.

1. During the presentation period, all shareholders may verbally request information or clarifications that they deem are necessary regarding the matters contained in the agenda. The shareholders must have previously identified themselves for this purpose in accordance with the provisions of Article 26 above.

   The Directors shall be required to provide the information requested pursuant to the preceding paragraph in the form and within the time periods provided by Law, except in those cases in which (i) it has been requested by shareholders representing less than twenty-five (25%) percent of the share capital, and the Chairman believes that publication may prejudice the interests of the Company; (ii) the request for information or clarification does not refer to matters included in the agenda; (iii) the requested information or clarification is not needed to form an opinion regarding the matters submitted to the shareholders, or is deemed abusive for any reason; or (iv) legal or regulatory provisions provide otherwise.

2. The requested information or clarification shall be provided by the Chairman or, if applicable and if directed by such Chairman, by the Chairman of the Audit and Compliance Committee, the Secretary, a Director or, if appropriate, any employee of the Company or expert on the matter. The Chairman shall decide the manner in which an answer shall be provided to the shareholder who has made a request or requested a clarification in such shareholder's presentation. In particular, the decision may be made to provide a collective response to the shareholder presentations at the end of the presentation period.

   In the event that, for any reason, it is not possible to satisfy the shareholder's right to receive information during the proceedings of the General Shareholders' Meeting, the Directors shall provide the requested information in writing to the interested shareholder within seven (7) days of the close of the General Shareholders' Meeting.

Article 30. Establishment of a Final Quorum for the General Shareholders' Meeting.

1. The list of attendees shall be finalized no later than the end of the presentations, and the Chairman or, by delegation therefrom, the Secretary, shall read the overall information contained in the list of attendees, detailing the number of shareholders with the right to vote who are present at the meeting in person or by proxy (including those who have exercised their right to vote from a distance pursuant to the provisions of these Regulations), the number of shares corresponding thereto and the percentage of share capital they represent.

2. Once this information has been announced by the Chairman or the Secretary, the Chairman shall, if appropriate, declare the existence of a proper and sufficient quorum at the General Shareholders' Meeting on first or second call, as the case may be, and shall decide if the shareholders can debate and adopt resolutions regarding all matters contained in the agenda, or if, on the contrary, debate must be limited to only some of them, based on attendance at the General Shareholders' Meeting in accordance with the list of attendees.

3. Once the definitive establishment of a quorum for the General Shareholders' Meeting has been declared, and if the minutes are being prepared by a Notary Public, the attending shareholders may state to the Notary Public any reservation or objection they may have regarding the existence of a valid quorum for the General Shareholders' Meeting or regarding the information from the list of attendees as to the number of shareholders attending and the capital that is present which was previously read aloud, in order to duly record such reservation or objection in the minutes of the General Shareholders' Meeting.

Article 31. Temporary Suspension.

1. In exceptional cases, when there are disturbances that materially hinder the order of the meeting or any other extraordinary circumstance that temporarily prevents the normal progress of the General Shareholders' Meeting, the Chairman may resolve to suspend the session for the time that the Chairman deems appropriate (but not for more than two (2) hours) in order to reestablish the conditions needed for the continuation thereof. The Chairman of the General Shareholders' Meeting may adopt such additional measures as the Chairman deems appropriate to ensure the safety of those present and to avoid the repetition of circumstances that might again affect the proper conduct of the meeting.

2. Once the session has resumed, if the situation that gave rise to the suspension persists, the Chairman shall consult with the Presiding Committee in order for the shareholders to resolve to continue the session on the next day. In the event the continuation is not approved for any reason, the Chairman shall immediately adjourn the meeting.

Article 32. Continuation.

1. At the proposal of a majority of the Directors in attendance or at the request of shareholders representing at least one-fourth of the capital present at the General Shareholders' Meeting, the shareholders acting at the General Shareholders' Meeting may decide a continuation of their sessions over one or more consecutive days. Regardless of the number of sessions, the General Shareholders' Meeting shall be deemed to be a single meeting, and a single set of minutes shall be prepared for all of the sessions.

2. Once the General Shareholders' Meeting has been continued, there shall be no need to repeat compliance with the provisions of the By-Laws or the Law in subsequent sessions for them to be validly held. Without prejudice to the provisions of paragraph 3 of Article 35, if any shareholder included in the list of attendees prepared at the beginning of the meeting does not thereafter attend the subsequent

meetings, the majorities needed to adopt resolutions shall continue to be those determined based on the results of such list.

Article 33. Casting of Votes from a Distance.

1. Shareholders may cast their vote regarding proposals relating to the items included in the agenda by mail or electronic communication.

2. Mail votes shall be cast by sending to the Company a document in which such vote is recorded, accompanied by the attendance card issued by the entity or entities in charge of the book-entry registry.

3. Votes by electronic communication shall be cast using a recognized electronic signature or other type of guarantee that the Board of Directors deems best ensures authenticity and the identification of the shareholder exercising the right to vote, and to which there shall be attached an unalterable electronic copy of the attendance and voting card.

4. Votes cast by either of the means set forth in the preceding paragraphs must be received by the Company before midnight on the day immediately prior to the date specified for the holding of the General Shareholders' Meeting upon first call. Otherwise, the vote shall be deemed not to have been cast.

5. The distance voting referred to in this article shall be rendered void:

   a) By subsequent express revocation made by the same means used to cast the vote and within the period established for such voting.

   b) By attendance at the meeting in person or by proxy of the shareholder casting the vote.

6. The Board of Directors is empowered to elaborate upon the foregoing provisions by establishing rules, means and procedures adjusted to the current state of the art in order to organize the casting of votes and the grant of proxies by electronic means, following the rules and regulations issued for such purpose and the By-Laws, if applicable.

   Specifically, the Board of Directors may (i) establish rules for the use of guarantees other than electronic signatures for casting electronic votes pursuant to the provisions of paragraph 3 above, and (ii) reduce the advance period set forth in paragraph 4 above for receipt by the Company of votes cast by postal or electronic communication.

   In any event, the Board of Directors shall adopt the measures needed to avoid possible deception and to ensure that the person casting a vote or granting a proxy by postal or electronic communication has the right to do so, pursuant to the provisions of the By-Laws and these Regulations.

   The implementing rules adopted by the Board of Directors under the provisions of this sub-section shall be published on the Company's website.

7. Shareholders who cast votes from a distance pursuant to the provisions of this article shall be deemed present for purposes of determining the establishment of a quorum for the General Shareholders' Meeting in question.

Article 34. Voting on Proposed Resolutions.

1. Once the shareholder presentations have ended and responses have been made to requests for information pursuant to the provisions of these Regulations, the proposed resolutions regarding matters included in the agenda, or regarding other matters that are not legally required to be set forth therein, including proposals, if any, made by the shareholders during the meeting, shall be submitted to a vote.

   The Board of Directors shall propose separate resolutions in connection with matters that are substantially independent of one another, such that the shareholders may separately express their voting preferences. This rule shall specifically apply: (i) to the appointment, re-election, or ratification of Directors, such that a separate proposal shall be made for each Director whose appointment, re-election, or ratification is proposed to the shareholders at the General Shareholders' Meeting, and (ii) in the case of amendments of the By-Laws, to each article or group of articles that is substantially independent of one another.

   The adoption of resolutions shall proceed following the agenda set forth in the call to meeting. Resolutions proposed by the Board of Directors shall be first submitted to a vote and then, if appropriate, resolutions proposed by others shall be voted upon following their priority in time. In any event, once a proposed resolution has been adopted, all others relating to the same matter and that are incompatible therewith shall be withdrawn and therefore need not be voted upon.

   If proposals have been made regarding matters that may be approved at the General Shareholders' Meeting without having appeared in the agenda, the Chairman shall decide the order in which they shall be submitted to a vote.

   It shall not be necessary for the Secretary to previously read aloud the complete text of resolutions proposed by the Board of Directors if such text has already been published on the Company's website since the date of publication of the announcement of the call to the General Shareholders' Meeting. In this case, the reading of a summary or excerpts may be sufficient, except when otherwise deemed appropriate by the Chairman for some or all of the proposals. In any event, the attendees shall be told to which item on the agenda the proposed resolution being submitted to a vote refers.

2. As a general rule, and without prejudice to the use of other alternative systems, at the election of the Chairman –when the circumstances so require– for purposes of voting on the proposed resolutions, the direction of the votes cast by the shareholders shall be determined as follows:

   i) In the case of proposed resolutions relating to matters included in the agenda, votes corresponding to all shares present in person and by proxy, less the votes corresponding to (a) shares whose holders or representatives state that they vote

against, in blank, or abstain, by communicating or expressing their vote or abstention to the Secretary or, if applicable, to the Notary Public, for note thereof to be recorded in the minutes; (b) shares whose holders have voted against, in blank, or have expressly stated that they abstain, through the means of communication referred to in these Regulations, and (c) shares whose holders or representatives have left the meeting prior to the voting on the proposed resolution in question and who have left evidence with the Secretary or, if applicable, with the Notary Public, of their departure from the meeting, shall be deemed to be favorable votes.

ii) In the case of proposed resolutions relating to matters not included in the agenda, votes corresponding to all shares present in person and by proxy, less the votes corresponding to (a) shares whose holders or representatives state that they vote in favor, in blank, or abstain, by communicating or expressing their vote or abstention to the Secretary or, if applicable, to the Notary Public, for note thereof to be recorded in the minutes; (b) shares whose holders have voted in favor, in blank, or have expressly stated that they abstain, through the means of communication referred to in these Regulations, and (c) shares whose holders or representatives have left the meeting prior to voting on the proposed resolution in question and who left evidence with the Secretary or, if applicable, with the Notary Public, of their departure from the meeting, shall be deemed to be votes in the negative.

3. Furthermore, so long as it is legally permissible and the required guarantees of transparency and certainty are provided, in the opinion of the Board of Directors, a vote may be divided in order for financial intermediaries who are recorded as having shareholder status but act for the account of different clients to be able to divide their votes in accordance with the instructions given by such clients.

Article 35. Adoption of Resolutions and Announcement of Voting Results.

1. The shareholders, whether acting at an ordinary or extraordinary General Shareholders' Meeting, shall adopt resolutions with the majorities of votes cast in person or by proxy required by the By-Laws or the Companies Law. Each voting share, whether present or represented at the General Shareholders' Meeting, shall grant the holder the right to one vote.

2. The approval of resolutions shall require the favorable vote of one-half plus one of the shares with voting rights that are present or represented at the General Shareholders' Meeting. The foregoing provisions shall not apply to situations in which the By-Laws or the Law requires a greater majority.

3. For purposes of determining the number of shares upon which the majority needed to adopt the various resolutions shall be calculated, all shares appearing on the list of attendees shall be deemed to be in attendance, present, and represented at the meeting, less: (i) shares whose owners or representatives have left the meeting prior to the voting on the proposed resolution or resolutions in question, and recorded their departure with the Notary Public or, in the absence thereof, with the Secretary or assistants thereto; and (ii) shares that, under the provisions of the applicable rules and regulations, are totally or partially deprived of the right to vote in general or regarding the particular resolution in question.

4. Once the Chairman has evidence of sufficient favorable votes, the Chairman shall declare the resolutions to be adopted, without prejudice to the statements that the attending shareholders (or their representatives) may make to the Secretary or, if applicable, to the Notary Public, regarding the direction of their vote.

Article 36. Closure of the General Shareholders' Meeting.

Once the voting on the proposed resolutions has been completed and the Chairman has announced the approval thereof, if applicable, the General Shareholders' Meeting shall end and the Chairman shall bring the meeting to a close, adjourning the session.

Article 37. Minutes of the General Shareholders' Meeting.

1. The minutes of the General Shareholders' Meeting may be approved by the shareholders at the end of the meeting, and otherwise within a period of fifteen (15) days by the Chairman and two Inspectors, one on behalf of the majority and the other on behalf of the minority.

2. Once the minutes are approved, they shall be signed by the Secretary for the General Shareholders' Meeting or the particular session thereof, with the approval of the person acting therein as the Chairman. In the event the above-mentioned persons are unable to do so for any reason, they shall be replaced by the persons established by the By-Laws or the Law.

3. In the event that a Notary Public takes part in the General Shareholders' Meeting, the notarial minutes shall be deemed the minutes of the General Shareholders' Meeting, and shall not require approval.

Article 38. Publication of Resolutions.

Without prejudice to registration with the Commercial Registry of recordable resolutions or to applicable legal provisions regarding the publication of corporate resolutions, the Company shall communicate to the National Securities Market Commission the literal text or a summary of the contents of the approved resolutions by means of a timely notice of a significant event *[hecho relevante]*. The text of the resolutions shall also be accessible through the website of the Company. In addition, at the request of any shareholder or their representative at the General Shareholders' Meeting, the Secretary shall issue a certification of the resolutions or of the minutes, including the notarial minutes, if any.

TITLE VI. INTERPRETATION

Article 39. Interpretation of the Regulations.

The Chairman of the General Shareholders' Meeting shall have the power to decide any questions or disputes raised during the meeting regarding the application or interpretation of these Regulations, without prejudice to subsequent consideration thereof by the Board of Directors, which shall, if applicable, propose to the shareholders

at a General Shareholders' Meeting such amendments to the text of these Regulations as it deems appropriate.

REGULATIONS

OF THE BOARD OF DIRECTORS

OF

IBERDROLA RENOVABLES, S.A.

PRELIMINARY TITLE

Article 1.- Purpose.

The purpose of these Regulations is to establish the principles that are to govern all action taken by the Board of Directors of Iberdrola Renovables, S.A. (hereinafter, "Iberdrola Renovables" or the "Company"), the basic rules for the organization and operation thereof, and the rules of conduct to be observed by its members, in order to achieve the greatest degree of transparency, effectiveness and dynamism, supervision and control of its management duties and representation of the Company's interests.

Article 2.- Scope.

1. These Regulations shall apply directly to the Board of Directors, the representative decision-making bodies thereof -whether collective or single-person- and its internal Committees or Commissions, as well as to all members thereof who, in the performance of their duties, decide the direction thereof.

2. The persons to whom these Regulations apply shall have the duty to be apprised of them, to comply with them and to enforce them, for which purpose the Secretary of the Board of Directors of the Company shall provide them with a copy, the delivery of which such persons shall acknowledge by means of a signed receipt.

3. For purposes of these Regulations, the Iberdrola Group shall be deemed to consist of Iberdrola, S.A. and of those companies which are, in respect of Iberdrola, S.A., in any of the situations contemplated in Section 4 of Law 24/1988, of July 28, on the Securities Market.

4. For purposes of these Regulations, the Iberdrola Renovables Group shall be deemed to consist of Iberdrola Renovables, as the controlling company, and of those companies that, pursuant to Section 4 of Law 24/1988 of July 28, on the Securities Market, may be considered subsidiaries of Iberdrola Renovables or controlled by it, without prejudice to their status as subsidiaries of or companies controlled by Iberdrola, S.A., in its capacity as the controlling company of Iberdrola Renovables.

Article 3.- Dissemination.

These Regulations shall be reported to the Spanish National Securities Market Commission *[Comisión Nacional del Mercado de Valores]* and filed with the Commercial Registry, pursuant to applicable rules and regulations. Furthermore, the current text of these Regulations shall be available on the Company's website.

Article 4.- Priority of Provisions.

1. In drawing up these Regulations, the Board of Directors has taken into account the principles and standards contained in the most widely recognized Good Governance recommendations, especially the recommendations and definitions set forth in the Uniform Good Governance Code (attached as Exhibit 1 to the Report of the Special Working Group on Good Governance of Listed Companies of May 19, 2006) prepared

at the behest of regulatory entities, without prejudice to the adaptation thereof to the specific characteristics of the Company and its environment under the principle "comply or explain."

2. These Regulations further elaborate upon and supplement the legal and by-law provisions applicable to the Board of Directors of the Company, which provisions shall prevail in the event of conflict with the provisions of these Regulations.

Article 5.- Amendment.

1. The Board of Directors may amend these Regulations upon the proposal of its Chairman, of one-third of the Directors, or of the Audit and Compliance Committee, with the proposal to be accompanied by a description of the reasons for and the scope of the amendment sought. In all cases, the Audit and Compliance Committee shall prepare a report on the proposed amendment for submission thereof to the Board of Directors of the Company.

2. Notice of the Board of Directors meeting called to decide upon the above-mentioned proposal shall be given not less than fifteen (15) days in advance of such meeting, and shall be accompanied by the entire text of the proposed amendment, a description of the reasons for the amendment, and the report of the Audit and Compliance Committee.

3. In order to be valid, an amendment to these Regulations must be approved by a two-thirds majority of the Directors present at the meeting in person or by proxy.

4. The Board of Directors shall give notice to the shareholders of any amendment to these Regulations approved thereby at the next General Shareholders' Meeting. In addition, amendments to these Regulations shall be subject to the dissemination provisions set forth in Article 3 above.

TITLE I. STRUCTURE OF THE COMPANY'S MANAGEMENT AND MISSION OF THE BOARD

Article 6.- Structure of the Board of Directors.

Management of the Company is vested in a Board of Directors, an Executive Committee called the Executive Committee *[Comisión Ejecutiva Delegada]*, and, if any and if agreed to by the Board of Directors, a Chief Executive Officer *[Consejero Delegado]*.

Article 7.- Powers of the Board of Directors.

1. The Board of Directors has the power to adopt resolutions regarding all matters not assigned by Law or the By-Laws to the shareholders.

2. As a general rule, the Board of Directors, which has the widest powers and authority to manage, direct, administer and represent the Company, shall entrust the day-to-day management of the Company to its representative decision-making bodies and shall

focus its activity on the general duty of supervision and on consideration of those matters which are of particular importance to the Company.

3. Those powers reserved by law or the By-Laws for direct exercise by the Board of Directors may not be delegated.

4. Without prejudice to the legal powers, if any, of delegation and proxy-granting for the implementation of any particular resolutions adopted, the Board of Directors shall directly exercise the following powers, which are listed by way of example, acting upon its own initiative or at the proposal of the corresponding internal decision-making body;

   a) Draw up the Company's Annual Financial Statements, Management Report and Proposal for the Allocation of Profits or Losses, as well as the consolidated Annual Financial Statements and Management Report, if any, and the financial information that the Company must periodically make public due to its status as listed company, ensuring that such documents provide a true and fair view of the assets and liabilities, the financial condition and the operating income of the Company, pursuant to applicable legal provisions.

   b) Designate Directors to fill vacancies by interim appointment and propose to the shareholders the appointment, approval of interim appointment, re-election or removal of Directors.

   c) Designate, renew and remove internal positions within the Board of Directors and the members of and positions on the Committees established within the Board.

   d) Set, pursuant to the By-Laws and within the limits established therein, the compensation policy, performance assessment and the compensation of the Directors, after a report of the Nominating and Compensation Committee. In the case of executive Directors, the Board of Directors shall fix the additional compensation for their executive duties and other terms and conditions to which their contracts must be subject.

   e) Approve the appointment and removal of senior managers of the Company, as well as set the compensation or indemnification, if any, payable to them in the event of removal, all at the proposal of the Chief Executive Officer, if any, and with the report of the Nominating and Compensation Committee. For such purposes, senior managers shall be the managers that report directly to the Board of Directors or to the Chief Executive Officer of the Company and, in all cases, the Director of the Internal Audit Area.

   f) Approve the compensation and performance assessment policy, as well as the basic terms and conditions of the contracts with the Company's senior managers, based on the proposal of the Chief Executive Officer, if any, which shall be submitted to the Board by the Nominating and Compensation Committee.

   g) Prepare the dividend policy and submit to the shareholders at the General Shareholders' Meeting the corresponding proposed resolutions regarding the allocation of profits or losses, as well as decide upon the payment of interim dividends.

   h) Enter into strategic alliances with domestic or foreign industrial, commercial or financial groups.

i) Approve the disposition of substantial assets of the Company and, in general, all kinds of investments or transactions which are strategic in nature due to the large amount or special characteristics thereof, including industrial, commercial or financial transactions which are particularly significant or risky to the Company, establishing, if applicable, the Company's position with respect to the companies that are members of the Iberdrola Renovables Group regarding the aforementioned matters and transactions, without prejudice to the powers of the shareholders at the General Shareholders' Meeting.

j) Approve mergers, consolidations, split-offs or concentrations affecting any of the relevant companies which are members of the Iberdrola Renovables Group.

k) Adopt resolutions regarding the creation or acquisition of interests in special purpose entities or entities registered in countries or territories regarded as tax havens, as well as any other transactions or operations of a similar nature that, due to the complexity thereof, might detract from the transparency of the Iberdrola Renovables Group.

l) Decide upon proposals submitted to it by the Executive Committee, the Chief Executive Officer or the Committees of the Board of Directors.

m) Declare its position regarding the submission of all tender offers for the Company's securities.

n) Propose to the shareholders the amendments of the Regulations for the General Shareholders' Meeting it deems appropriate in order to enhance the operation thereof and the exercise of shareholder rights.

o) Approve and amend, pursuant to the provisions thereof, the Regulations of the Board of Directors governing its internal organization and operation.

p) Prepare the annual corporate governance report of the Company, as well as the sustainability or annual report.

q) Call the General Shareholders' Meeting.

r) Carry out resolutions approved by the shareholders at the General Shareholders' Meeting and perform any duties that the shareholders have assigned to it.

s) Define the structure of general powers of the Company to be granted by the Board itself or by the representative management decision-making bodies mentioned in the paragraph 2 of this article

t) Make decisions regarding any other matter within its authority which, in the judgment of the Board of Directors, is deemed to be in the interests of the Company or which these Regulations reserve to the Board as a whole.

5. The Board of Directors shall submit the following transactions to a decision by the shareholders at the General Shareholders' Meeting:

    a) The transformation of the Company into a holding company, through "subsidiarization" or the assignment to dependent entities of core activities theretofore carried out by the Company itself, even though the Company retains full control of such entities.

b) Transactions for the acquisition or disposition of essential operating assets when they entail an actual modification of the corporate purpose

c) Transactions the effect of which is tantamount to liquidating the Company.

6. The Board of Directors, within the scope of its authority relating to the general duty of supervision, acting on its own initiative or at the proposal of the appropriate internal decision-making body, shall also deal with the matters set forth below (as an example only):

a) Prepare the Company's strategy and general lines of policy, draft programs and state objectives in order to carry out all business activities included in the corporate purpose. Specifically, the Board of Directors shall approve: (i) the annual budget; (ii) the investment and financing policy; (iii) the definition of the structure of the Iberdrola Renovables Group and the coordination, within legal limits, of the overall strategy of such Group in the interests of the Company and of the companies belonging thereto; (iv) the corporate governance policy; (v) the corporate social responsibility policy and (vi) the policy to be adopted by the Company in connection with treasury stock and, especially, the limits thereto

b) Promote and supervise the management of the Company, as well as the fulfillment of established objectives.

c) Establish the risk control and management policy, identify the principal risks to the Company and organize appropriate internal monitoring and information systems, as well as carry out a periodic monitoring of such systems.

d) Set the foundations of the corporate organization in order to ensure the greatest efficiency thereof and effective supervision by the Board of Directors.

e) Set policy regarding the provision of information to shareholders and to the markets in general under the standards of transparency and truthfulness of the information.

f) Authorize the Company or the companies included within the Iberdrola Renovables Group to enter into any transaction with Directors, with shareholders holding equity interests equal to or greater than those legally deemed to be significant or who are represented on the Board of Directors of the Company, or with Related Parties, upon the terms set forth in Article 46 of these Regulations.

7. In connection with such matters mentioned in this article as it may be appropriate, the Board of Directors shall act in coordination with the companies forming part of the Iberdrola Renovables Group, acting for the common benefit and in the common interest of the Company and of the companies forming part of its Group.

Article 8.- Corporate Interests.

1. The Board of Directors shall perform its duties with a unity of purpose and independent judgment, affording equal treatment to all shareholders in furtherance of the corporate interests, which shall be understood to mean the common interests of all the shareholders and which shall not prevent consideration of other lawful public or private interests that converge in the development of any business activity, particularly those of the employees. In this context, regard shall be paid to the optimization, in a sustained fashion, of the financial value of the Company as an interest common to all the

shareholders, and therefore, as a standard that is to govern at all times the action taken by the Board of Directors and its representative decision-making bodies. In addition, the Board of Directors shall ensure that in its relations with other stakeholders, the Company abides by laws and regulations, fulfills in good faith its obligations and contracts, observes the usage and good practices of the industries and territories in which it carries out its business and complies with any other social responsibility standards to which it has voluntarily adhered.

2. By way of application of the above-mentioned standard, the Board shall formulate and review the business and financial strategies of the Company, and shall establish a reasonable balance between the proposals selected and the risks assumed.

3. In the area of corporate organization, the Board shall take such measures as are required to ensure:

   a) That both the Executive Committee and the Chief Executive Officer of the Company pursue the creation of value for the shareholders and have appropriate means to do so.

   b) That both the Executive Committee and the Chief Executive Officer remain under the effective supervision of the Board.

   c) That no person or small group of persons enjoys decision-making power which is not subject to checks and balances.

   d) That the strategies for the coordination of relations between the Company and the companies which are members of the Iberdrola Renovables Group are established and reviewed on an ongoing basis in order to obtain the greatest possible advantage for the benefit of both the Company and such companies.

TITLE II. COMPOSITION OF THE BOARD

Article 9.- Number of Directors.

1. The Board of Directors shall be composed of a minimum of eight (8) Directors and a maximum of fifteen (15), who shall be appointed at the General Shareholders' Meeting, subject to applicable legal and by-law provisions.

2. The determination of the number of Directors shall be the purview of the shareholders acting at the General Shareholders' Meeting, for which purpose the shareholders may establish such number either by express resolution or indirectly, through the filling or non-filling of vacancies or the appointment or non-appointment of new Directors within the minimum and maximum numbers mentioned in the paragraph above. Notwithstanding the foregoing, the Board of Directors shall submit a proposal at the General Shareholders' Meeting setting forth the number of Directors that, in view of the circumstances affecting the Company and taking into account the maximum and minimum numbers established in the paragraph above, best suits the Good Governance recommendations with a view to ensuring a proper degree of representation and the effective operation of the Board.

The foregoing shall be deemed to be without prejudice to the right of proportional representation to which the shareholders are entitled under the provisions of the Companies Law

Article 10.- Types of Directors.

1. The following shall be deemed:

    - Executive Directors: those Directors who perform senior management duties or are employees of the Company or of the Iberdrola Renovables Group.
    - External Proprietary Directors (representing a major shareholder): (a) those Directors who own a shareholding interest that is greater than or equal to that considered by law as significant, or who have been appointed owing to their status as shareholders, although their shareholding interest does not reach such amount; and (b) those whose appointment has been proposed by shareholders of the type described in the preceding letter (a).
    - For purposes of the definition above, it shall be deemed that a Director has been proposed by a shareholder when: (a) the Director has been appointed through the exercise of the right to representation; (b) the Director is a director, senior manager or employee of, or a non-sporadic provider of services to, such shareholder or companies forming part of its own group, (c) the corporate documents show that the shareholder accepts that the Director has been appointed by it or represents it; (d) the Director is the spouse of, a person related by a like relationship of affection to, or a relative up to the second degree of kinship of, a significant shareholder.
    - External Independent Directors: those Directors who, having been appointed because of their personal and professional qualities, may carry out their duties without being conditioned by relationships with the Company, its significant shareholders or its managers.
    - Other External Directors: those external Directors who cannot be deemed to be proprietary or independent Directors.

2. The following persons may not be appointed as independent Directors:

    a) Those who have been employees or executive directors of companies that are members of the group, unless three (3) or five (5) years, respectively, have passed since the end of such relationship.

    b) Those who receive from the Company, or from its group, any amount or benefit other than as Director compensation, unless such amount or benefit is not significant.

    For purposes of this paragraph, the dividends or pension supplements received by the Director because of his prior professional or employment relationship shall not be taken into account, so long as such supplements are unconditional in nature and therefore the company paying them may not suspend, modify or revoke the accrual thereof at its discretion other than on the grounds of noncompliance with obligations.

c) Those who are, or have been during the last three (3) years, partners of the external auditor or responsible for the auditor's report, whether in connection with the audit of the Company or of any other company within its group during such period.

d) Executive directors or senior managers of another company in which an executive Director or senior manager of the Company is an external Director.

e) Those who hold, or have held during the last year, a significant business relationship with the Company or with any company within its group, whether in their own name or as a significant shareholder, director or senior manager of an entity that holds or has held such relationship.

   The relationship entailed by the provision of goods or services, including those of a financial nature, and advisory or consultancy relationships shall be deemed to be business relationships.

f) Significant shareholders, executive directors or senior managers of an entity that receives, or has received during the last three (3) years, significant donations from the Company or its group.

   Those who are mere trustees of a foundation receiving donations shall not be deemed included in the provisions of this letter.

g) The spouse of, persons related by a like relationship of affection to, or relatives up to the second degree of kinship of, an executive Director or senior manager of the Company

h) Those who have not been proposed, whether for appointment or renewal, by the Nominating and Compensation Committee.

i) Those who, with respect to a significant shareholder or a shareholder represented on the Board, are subject to any of the circumstances mentioned in letters a), e), f) or g) of this paragraph. In the case of the kinship relationship mentioned in letter g), the limitation shall apply not only to the shareholder but also to its proprietary directors in the affiliated company.

Proprietary Directors who cease to have such status as a result of the shareholder which proposed their appointment selling its interest may only be re-elected as independent Directors when the shareholder which has proposed their appointment has sold all of its shares in the Company.

A Director who has a shareholding interest in the Company may have the status of independent Director provided that he satisfies all of the conditions established in this paragraph and, in addition, his interest is not significant

3. The Board of Directors shall be composed such that:

   (a) External proprietary and independent Directors represent a large majority of the Board of Directors, and the number of executive Directors is the minimum number necessary, taking into account the complexity of the corporate group to which the Company belongs and the shareholding percentage represented by proprietary Directors.

(b) Among external Directors, the relation between the number of proprietary Directors and the number of independent Directors shall tend to reflect, to the extent practicable, the ratio of the capital of the Company represented by proprietary Directors to the rest of the share capital.

The provisions of letters (a) and (b) above shall be mandatory for the Board of Directors, which shall comply with such provisions when exercising its power to propose appointments to the shareholders at the General Shareholders' Meeting and of interim appointment to fill vacancies, and shall merely serve as guidance for the shareholders at the General Shareholders' Meeting.

4. The Board of Directors shall seek to ensure that the number of independent Directors represents at least one-third of the total number of Directors.

5. The Board of Directors shall take into account the guidelines established in the foregoing paragraphs in the exercise of its powers to propose the appointment or re-election of Directors to the shareholders and to designate Directors by interim appointment to fill vacancies.

6. The status of each Director shall be explained by the Board to the shareholders at the General Shareholders' Meeting at which the appointment thereof must be made or approved, and shall be confirmed or, if appropriate, reviewed every year in the annual corporate governance report, following verification by the Nominating and Compensation Committee.

For purposes of this article, the term "group" (in lower case) shall be deemed to refer to the Iberdrola Group, to which the Company belongs.

TITLE III. APPOINTMENT AND WITHDRAWAL OF DIRECTORS

Article 11.- Appointment of Directors.

1. The Directors shall be appointed by the shareholders acting at the General Shareholders' Meeting pursuant to the provisions of the By-Laws and the Companies Law.

2. The proposals for appointment or re-election of Directors that the Board of Directors submits to a decision by the shareholders acting at a General Shareholders' Meeting, and the appointment decisions made by the Board in the exercise of the legally-assigned power to make interim appointments to fill vacancies, shall be preceded by:

   a) the corresponding proposal of the Nominating and Compensation Committee in the case of independent Directors;

   b) the prior report of the Nominating and Compensation Committee in the case of other Directors; the new Director must belong to one of the categories provided for in these Regulations.

3. When the Board deviates from the proposals or reports of the Nominating and Compensation Committee, it shall give reasons for so acting and shall record such reasons in the minutes.

4. The Company shall provide the required support for new Directors to become rapidly and adequately acquainted with the Company and the corporate governance rules thereof, for which purpose it may establish guidance programs. In addition, the Company may establish, when the circumstances make it advisable, update training programs aimed at the Directors.

Article 12.- Incompatibilities.

The following may not be appointed as Directors:

a) Domestic or foreign companies competing with the Company, or the directors or senior managers thereof. In no event shall companies belonging to the same group as the Company be deemed to be competitor companies.

b) Persons serving as directors in more than four (4) companies with shares trading on domestic or foreign securities exchanges.

c) Persons who, during the two (2) years prior to their appointment, have occupied high-level positions in the government which are incompatible with the simultaneous performance of the duties of a director of a listed company under national or autonomous community legislation, or positions of responsibility with entities regulating the energy industry, the securities markets or other industries in which the Company operates.

d) Persons who are under any other circumstance of incompatibility or prohibition governed by provisions of a general nature.

Article 13.- Designation of Directors.

The Board of Directors (and the Nominating and Compensation Committee within its area of authority) shall endeavor to ensure that the candidates proposed to the shareholders at the General Shareholders' Meeting for their appointment as Directors, and the Directors directly appointed by the Board to fill vacancies in the exercise of its power to make interim appointments, shall be persons widely recognized for their expertise, competence and experience, and shall be particularly rigorous in connection with the selection of those persons who are to hold office as independent Directors.

For such purposes, in the case of a Director that is a legal entity, the individual representing it in the performance of the duties inherent in the position of Director shall be subject to the requirements of expertise, competence and experience mentioned in this article and shall be personally bound by the duties of a Director set forth in these Regulations.

Article 14.- Term of Office.

1. The Directors shall serve in their positions for a term of five (5) years, so long as the shareholders acting at a General Shareholders' Meeting do not resolve to remove or dismiss them and they do not resign from their position.

2. Directors may be re-elected to one or more terms of five (5) years.

3. Vacancies which occur may, pursuant to Law, be filled by the Board of Directors from among the shareholders on an interim basis until the next General Shareholders' Meeting, whereat the shareholders shall approve the appointments or elect the persons who should replace the interim Directors, or it shall withdraw the vacant positions.

Article 15.- Re-election of Directors.

1. The proposals for re-election of Directors that the Board of Directors resolves to submit to the decision of the shareholders at the General Shareholders' Meeting shall be subject to a formal process of elaboration, which shall include a proposal issued by the Nominating and Compensation Committee, in the case of independent Directors, or a prior report of such Committee, in the case of the other Directors, containing an analysis of the quality of the work performed and the dedication to the position shown by the proposed Directors during the preceding term of office.

2. The Directors sitting on the Nominating and Compensation Committee shall be evaluated by the Committee itself for such purpose, and each of them shall abstain from participating in the debate and voting that may affect them.

3. The Chairman, Vice-Chairmen and, if applicable, the Secretary and Vice-Secretary of the Board of Directors who are re-elected as members of the Board by the shareholders acting at a General Shareholders' Meeting shall continue to perform the duties they previously held within the Board, without the need for a new election and without prejudice to the Board of Directors' power of revocation with respect to such positions.

Article 16 .- Resignation and Withdrawal of Directors.

1. The Directors shall cease to hold office upon the expiration of the term of office for which they have been appointed and when it is so resolved by the shareholders at a General Shareholders' Meeting in the exercise of the powers granted to them by law or the By-Laws.

2. The Directors shall tender their resignation to the Board of Directors and formally resign from their position in the following cases:

   a) When they reach the age of seventy (70). The resignation of the Director and resulting discontinuation thereof in office shall occur at the first meeting of the Board of Directors that is held following the General Shareholders' Meeting at which the shareholders approve the financial statements for the fiscal year during which the Director reaches the above-mentioned age.

   The content of this paragraph shall be communicated to all individuals or legal entities who are designated as Directors, and the express and formal acceptance thereof by any person who is to be proposed as a Director or to fill any position on the Board shall be a condition precedent for the Board itself to propose the appointment of such person. In the event that legal entities are to be designated, the terms of this paragraph shall be deemed accepted by the individuals that are designated as their representatives.

b) When they are involved in any circumstance of incompatibility or prohibition governed by provisions of a general nature or set forth in Article 12 of these Regulations of the Board of Directors.

c) When, as a result of any acts attributable to the Director in his capacity as such, serious damage is caused to the value of the Company or the Director ceases to deserve the commercial and professional respect required to be a Director of the Company.

d) When they are seriously reprimanded by the Board of Directors because they have breached their duties as Directors and such reprimand is approved by a two-thirds majority of the Directors at the proposal of the Audit and Compliance Committee.

e) When their continuance in office on the Board may jeopardize the interests of the Company or when the reasons why the Director was appointed cease to exist and, in any case, when a proprietary Director transfers his shareholding in the Company or when the shareholder which proposed his appointment to the Company sells its entire shareholding interest or reduces it to a level that requires the reduction or removal of its proprietary Directors.

f) When an independent Director is affected, at any time following his appointment as such, by any of the prohibitions to hold office provided for in paragraph 2 of Article 10 of these Regulations.

g) When a proprietary Director severs his relationship with the shareholder that proposed his appointment.

The cases of resignation described under letters e) and f) above shall not apply when the Board of Directors considers there are reasons that justify the Director continuing to hold office, without prejudice to the effect that the new circumstances may have on his classification.

3. In the event that an individual representing a Director who is a legal entity falls within any of the circumstances described in paragraph 2, such individual shall be barred from acting as such representative.

4. The Board of Directors may only propose the withdrawal of an independent Director prior to expiration of the term of office set in the By-Laws when there is just cause, determined by the Board following a report from the Nominating and Compensation Committee, especially breach of the duties inherent in his position or having become comprised in any of the prohibitions described in paragraph 2 of Article 10 of these Regulations at any time following his appointment. Such withdrawal may also be proposed as a result of tender offers, mergers or similar corporate transactions entailing a significant change in the capital structure of the Company.

Article 17.- Debate and Voting.

The Directors affected by proposals for appointment or re-election to or dismissal from office shall abstain from participating in the debate and voting on such matters.

TITLE IV. INTERNAL POSITIONS OF THE BOARD OF DIRECTORS

Article 18.- Chairman of the Board of Directors.

1. The Chairman of the Board of Directors shall be appointed from among the Directors and shall be considered the President of the Company and of all of the management decision-making bodies thereof of which the Chairman is a member, which he shall permanently represent.

2. The Chairman shall exercise the following powers in addition to the powers conferred by the By-Laws and the Law:

    a) To call and preside over meetings of the Board of Directors and the Executive Committee, setting the agenda for the meetings and directing the discussion and debate.

    b) To preside over the General Shareholders' Meeting and direct the discussion and debate therein.

    c) To bring to the Board those proposals which the Chairman deems appropriate for the efficient running of the Company, particularly those corresponding to the operation of the Board itself and other corporate decision-making bodies, as well as to propose the designation of positions within the Board of Directors.

    d) To represent the Company before public entities and any industry or employers' bodies.

3. In the event that the Chairman of the Board is also the Chief Executive Officer of the Company, the Board of Directors shall authorize one of the independent directors to coordinate and express the concerns of the external Directors and to request that the Chairman call a meeting of the Board of Directors when he deems it appropriate. In the event that one of the independent Directors is Vice-Chairman of the Board of Directors, he shall be authorized to perform the duties described in this paragraph.

Article 19.- Vice-Chairman or Vice-Chairmen.

1. The Board of Directors may, acting upon a proposal of the Chairman and following a report of the Nominating and Compensation Committee, appoint one or more Vice-Chairmen from among the Directors to replace the Chairman in the event of absence, sickness or inability to act.

2. If there is more than one Vice-Chairmen, the person replacing the Chairman shall be the Vice-Chairman that is expressly appointed by the Chairman; in default of the foregoing, the Vice-Chairman having the longest length of service and, if equal lengths of service, the oldest.

Article 20.- Chief Executive Officer.

1. The Board of Directors may, acting upon a proposal of the Chairman and following a report of the Nominating and Compensation Committee, and with the favorable vote of two-thirds of the Directors, appoint a Chief Executive Officer *[Consejero Delegado]* from among the Directors, with the powers it deems appropriate and which may be delegated pursuant to the provisions of the By-Laws and the Law, with due regard being paid to the standard set forth in paragraph 2 of Article 7 hereof.

2. The Chief Executive Officer may propose to the Board of Directors, for its approval after a report of the Nominating and Compensation Committee, the definition and reorganization of the Company's management structure, the appointment and removal of senior managers, as well as the compensation or indemnification, if any, payable thereto in the event of removal. Moreover, the Chief Executive Officer may propose to the Nominating and Compensation Committee, for submission thereby to the Board of Directors, the compensation policy as well as the basic terms and conditions of the contracts with the senior managers of the Company.

3. The position of Chief Executive Officer entails the power to represent the Company in court and out of court, acting individually.

4. In the event of a vacancy in the office or sickness or disability of the Chief Executive Officer, the Chairman shall immediately call the Board to hold a meeting in order to deliberate and resolve upon the appointment, if appropriate, of a new Chief Executive Officer. In the event that the same person holds office as Chairman and Chief Executive Officer, the replacement provisions set forth in Article 19 above shall apply.

5. The Chief Executive Officer must cease to hold office as such upon reaching the age of seventy (70).

6. In the exercise of his duties, the Chief Executive Officer shall have the power to collect and obtain (directly or through the senior management of the Company) the information he deems appropriate to ensure that the Company is at all times exercising effective management of the Iberdrola Renovables Group. The information so obtained may only be used to exercise the effective management of the Iberdrola Renovables Group, and shall be subject to the general rules and regulations governing the use and communication of non-public information. For the purposes hereof, the information obtained shall be deemed as if it were information regarding the Company itself.

7. If so requested by whoever has similar executive powers at Iberdrola, S.A. (the company exercising effective management of the group in which the Company is included), the Chief Executive Officer may provide (directly or through the senior management of the Company) the information regarding the Company that is requested of him. In all cases, the remittance of such information shall be carried out for purposes of:

    a) Facilitating compliance by Iberdrola, S.A. with its legal obligations, such as: (i) the preparation of its financial statements, both individual and consolidated; (ii) compliance with its obligations to provide periodic information to the National

Securities Market Commission and other competent authorities, and (iii) the performance of analyses and monitoring of tax issues, for purposes of tax consolidation.

b) Designing the policy of the Iberdrola Group and the exercise of its unitary management; and

c) Meeting any other purposes that are appropriate to the corporate interest of Iberdrola Renovables and of Iberdrola, S.A., such as, among other things, obtaining and renewing credit ratings.

In addition, it shall be stated for the record in all events that the addressees of the information shall be subject to the same duties of secrecy and limitations on use that apply to the sender.

Article 21.- Secretary and Vice-Secretary of the Board and Corporate Counsel of the Company.

1. At the proposal of the Chairman, and after a report of the Nominating and Compensation Committee, the Board of Directors shall appoint a Secretary and, if appropriate, a Vice-Secretary, who need not be Directors. The same procedure shall be used to decide the withdrawal of the Secretary and, if applicable, the Vice-Secretary.

2. If there is a Vice-Secretary, such person shall, in the absence of the Secretary, attend the meetings of the management decision-making bodies. In the absence of the Secretary and the Vice-Secretary, the Director appointed by the Board from among those attending the meeting in question shall act as such.

3. The Secretary of the Board of Directors shall have the following duties in addition to those assigned thereto by the By-Laws and the Law:

   a) Keep custody of the corporate documents, duly record the proceedings of meetings in the minute books, and attest to the resolutions adopted by the collective management decision-making bodies.

   b) Ensure the formal and substantive legality of all action taken by the Board of Directors and compliance with regulations and by-law provisions, and ensure observance of the principles or standards of corporate governance of the Company and the provisions of these Regulations of the Board of Directors.

   c) Verify compliance with orders of regulatory entities, and that the recommendations thereof, if any, are taken into consideration.

   d) Generally act as a channel in relations between the Company and the Directors in connection with all matters relating to the operation of the Board of Directors, in compliance with the Chairman's instructions.

   e) Process all requests from the Directors regarding the information and documentation of those matters that fall within the purview of the Board of Directors.

   f) Act as Secretary of the Executive Committee.

   g) Act as Secretary for the General Shareholders' Meeting.

4. The Board of Directors shall appoint a Corporate Counsel to the management decision-making bodies if such position is required under applicable law. The Secretary or the Vice-Secretary, if any, may perform the duties of Corporate Counsel if they are practicing attorneys-at-law and satisfy the other requirements established by applicable law and it is so determined by the Board of Directors.

TITLE V. COMMITTEES OF THE BOARD OF DIRECTORS

Section 1. Committees of the Board of Directors

Article 22. Committees of the Board of Directors.

1. The Board of Directors shall create and maintain, on a permanent basis, an Executive Committee, an Audit and Compliance Committee, a Nominating and Compensation Committee, and a Related-Party Transactions Committee. These Committees shall be composed in such manner and shall have such duties as are described in the following articles.

2. The Board of Directors may also create other Committees or Commissions of purely internal scope, with such powers as determined by the Board of Directors. The Chairman, the Secretary and the remaining members of such Committees and Commissions shall be appointed by a simple majority of the Directors.

3. The Chairman of each Committee shall inform the Board of Directors of the activities performed and the resolutions adopted by it, and the Board may make any and all suggestions or recommendations that it deems advisable.

4. The Committees shall be governed by their own specific rules and regulations approved by the Board of Directors, supplemented by the operating rules set forth in these Regulations as applicable to the Board of Directors, insofar as they are compatible with the nature and duties of each Committee.

Section 2. Executive Committee

Article 23.- Executive Committee.

1. There shall be an executive committee permanently operating as the representative of the Board of Directors, which committee shall be called the Executive Committee *[Comisión Ejecutiva Delegada]*, and to which all of the powers of the Board of Directors shall be delegated, unless otherwise determined by the Board of Directors and except for those powers that may not be delegated pursuant to Law or the By-Laws. The Executive Committee shall be composed of the Directors designated by the Board of Directors by favorable vote of two-thirds of the Directors, and renewals shall occur at the times, in the manner and in the number determined by the Board of Directors, which shall also establish rules for the operation thereof.

2. The Executive Committee shall be composed of the number of Directors decided by the Board of Directors, with a minimum of three (3) Directors and a maximum of six (6).

The Company shall endeavor to ensure that, to the extent practicable, the structure of participation of the various categories of Directors in the Executive Committee, excluding the executive Directors, is similar to that of the Board of Directors, and shall also endeavor to ensure that the Chairman of the Board of Directors, the Vice-Chairman or Vice-Chairmen, and the Chief Executive Officer, if any, form part of the Executive Committee. The Chairman of the Board of Directors or, in the absence thereof, the Director designated by the Board of Directors from among the members of the Executive Committee, shall act as the Chairman of the Executive Committee. The Secretary of the Board of Directors or, in the absence thereof, the Vice-Secretary of the Board of Directors, and in the absence of both, the Director appointed by the Executive Committee from among those who sit thereon and are in attendance at the meeting in question, shall act as Secretary of the Executive Committee.

3. The Directors sitting on the Executive Committee shall continue to hold office for so long as they remain Directors, and their renewal as Directors sitting on such Executive Committee shall occur at the same time as their re-election as Directors and without prejudice to the Board of Directors' power of revocation.

4. The Executive Committee shall meet at least one (1) time per month and as many other times as deemed appropriate by the Chairman, who may also suspend one or more of the ordinary meetings when deemed appropriate in the sole judgment of the Chairman. In addition, it shall meet when so requested by two (2) of the Directors sitting on the Committee. The Executive Committee shall deal with all matters within the power of the Board which, in the sole judgment of the Committee, should be resolved without further delay, excepting only the preparation of the financial statements, the presentation of the balance sheets at the General Shareholders' Meeting and those powers which are given by the shareholders to the Board without the power of delegation, as well as the powers of the Board of Directors which are non-delegable under the Law or the By-Laws.

5. Meetings of the Executive Committee shall be validly held with the attendance, in person or by proxy, of one-half plus one of the Directors sitting on the Committee.

6. Resolutions of the Executive Committee shall be adopted by majority of the Directors sitting on the Committee who are present at the meeting in person or by proxy. In the event of a tie in voting, the Chairman shall have the tie-breaking vote.

7. The Executive Committee shall inform the Board of Directors, at the next meeting thereof following the meetings of the Committee, of the matters dealt with and the resolutions adopted by it during its meetings.

8. The provisions of these Regulations regarding the operation of the Board of Directors, especially those relating to notice of meetings, proxy-granting, plenary meetings, voting in writing without a meeting and approval of minutes of meetings, shall apply to the Executive Committee to the extent that they are not incompatible with the nature thereof.

Section 3. Audit and Compliance Committee

Article 24. Composition of and Positions within the Audit and Compliance Committee.

1. The Board of Directors shall create a permanent Audit and Compliance Committee, which shall be composed of a minimum of three (3) Directors and a maximum of five (5) Directors appointed by the Board of Directors from among the external Directors who are not members of the Executive Committee. The Audit and Compliance Committee shall have a Chairman, who shall necessarily be one of the independent Directors sitting on the Committee, with sufficient capacity and availability to provide greater dedication to the Committee than the other Directors sitting thereon, and a Secretary, who need not be a Director, appointed by the Board of Directors.

   The Board of Directors shall endeavor to ensure that the Directors who are members of the Audit and Compliance Committee, and especially the Chairman thereof, have such background knowledge and experience in accounting, audit or risk management matters as is required by the duties they are called upon to perform, provided, however, that they need not be experts in these fields.

2. The Directors who are members of the Audit and Compliance Committee shall carry out their duties as long as their appointment as Directors of the Company remains in effect, unless the Board of Directors otherwise resolves, and provided they maintain their status as external Directors and are not members of the Executive Committee. The renewal, re-election and withdrawal of the Directors sitting on the Committee shall be governed by the resolutions of the Board of Directors. The office of Chairman shall be held for a maximum period of (4) years, after which period such person may not be re-elected until the passage of one year from ceasing to act as such, without prejudice to such person continuing or being re-elected as a member of the Committee.

Article 25. Powers and Functions of the Audit and Compliance Committee.

1. The activities of the Committee shall cover Iberdrola Renovables and the companies forming part of the Iberdrola Renovables Group.

2. In all events, the Audit and Compliance Committee shall have the power to:

   a) Report to the General Shareholders' Meeting with respect to matters raised therein by shareholders regarding its powers.

   b) Propose appointments of the Company's Auditors to the Board of Directors for submission to the General Shareholders' Meeting.

   c) Supervise the management of the Internal Audit Area, which shall be functionally controlled by the Chairman of the Audit and Compliance Committee.

   d) Know the process for gathering financial information and associated systems for monitoring risks relevant to the Company.

   e) Receive information from the Auditors regarding matters that might jeopardize the independence thereof which are related to the auditing procedure and generally

regarding any other information provided for in legislation regarding the auditing of financial statements and in the technical auditing regulations in effect at any time.

f) Report in advance on the Company's annual corporate governance report and ensure compliance with legal requirements and those of the Codes of Ethics or Professional Conduct and Good Governance adopted by the Board of Directors.

g) Inform the Board of Directors in advance regarding (i) all matters within its area of authority provided for in Title VIII of these Regulations and (ii) the financial information that the Company must periodically make public due to its status as listed company. In this regard, the Committee shall make sure that the interim financial statements are prepared in accordance with the same accounting standards as the annual financial statements and, for such purpose, it shall consider the suitability of a limited review by the external Auditor.

h) Report to the Board of Directors, prior to the adoption by it of the corresponding decision, regarding the creation or acquisition of interests in special purpose entities or entities registered in countries or territories regarded as tax havens, as well as any other transactions or operations of a similar nature that, due to the complexity thereof, might detract from the transparency of the Iberdrola Renovables Group.

i) Report on the proposed amendments to the Regulations of the Board of Directors.

i) Exercise such other powers, if any, as may be assigned to it by the By-Laws, these Regulations or the Board of Directors.

3. The following shall be the main functions of the Committee regarding Internal Audit:

a) See to the independence and effectiveness of Internal Audit.

b) Approve the direction and plans of the Internal Audit Area and ensure that its activities focus primarily on the significant risks of Iberdrola Renovables and of the Iberdrola Renovables Group, and receive periodic information on the activities carried out by Internal Audit.

c) Verify that senior management takes into account the conclusions and recommendations made in its reports.

d) Ensure that Internal Audit has sufficient resources and suitably-qualified professionals for the successful performance of its function.

4. The following shall be the main functions of the Committee in connection with internal monitoring and risk management systems:

a) Periodically review internal monitoring and risk management systems to ensure that the main risks are identified, managed and properly disseminated.

b) Ensure that the risk control and management policy identifies, at a minimum:

i. The various kinds of risk (operational, technological, financial, legal, reputational, etc.) facing the Company, including, under financial or economic risks, contingent liabilities and other off-balance sheet risks.

ii. The determination of the level of risk that the company considers acceptable.

iii. The measures provided for to mitigate the impact of the risks identified, should they materialize.

iv. The reporting and internal monitoring systems to be used to control and manage the above-mentioned risks, including contingent liabilities or off-balance sheet risks.

5. The following shall be the main functions of the Committee in connection with the auditing of financial statements:

   a) Give guidance on and propose to the Board of Directors of Iberdrola Renovables the selection, appointment, re-election or replacement of the Auditors of Iberdrola Renovables and of the Iberdrola Renovables Group for approval thereof by the shareholders acting at the General Shareholders' Meeting.

   b) Approve the Iberdrola Renovables Group's policy on hiring Auditors, proposing to the Board of Directors the terms on which Auditors are to be hired and ensuring that such terms are complied with.

   c) Ensure the independence of the Auditors and, for such purpose:

      i) ensure that the Company notifies the National Securities Market Commission of the change of Auditor as a significant event *[hecho relevante]*;

      ii) ensure that the Company and the Auditor observe current rules and regulations on the provision of services other than audit services, the limitations on the concentration of business of the Auditor and, generally, other rules and regulations established to ensure the independence of the Auditors.

      iii) in the event of resignation of the Auditor, examine the circumstances that caused such resignation.

   d) Review the content of the Audit Reports prior to issuance thereof, in order to prevent the making of comments and qualifications, the content and scope of which, if any, shall be clearly explained to the shareholders by the Chairman of the Committee.

   e) Assess the results of each audit and supervise the responses of senior management to its recommendations.

   f) Favor the Auditor of the Iberdrola Renovables Group taking responsibility for the audits of the companies belonging to such group.

   g) Act as a channel of communication between the Board of Directors and the Auditors.

6. The following shall be the main functions of the Committee in connection with the preparation of financial information:

   a) Supervise the process of preparation and the integrity of the financial information relating to the Company, ensuring in this regard that the interim financial statements

are prepared in accordance with the same accounting standards as the annual financial statements and, for such purpose, it shall consider the suitability of a limited review by the Auditor.

b) Monitor compliance with legal requirements, the proper delimitation of the scope of consolidation and the correct application of generally accepted accounting standards and international financial reporting standards applicable to the Financial Statements and the Management Report of Iberdrola Renovables and the Iberdrola Renovables Group.

c) Evaluate any proposed changes in accounting policies and practices suggested by senior management.

7. The following shall be the main functions of the Committee in connection with the annual corporate governance report and compliance with legal requirements and Good Governance recommendations:

   a) Report to the Board of Directors on the annual corporate governance report prior to submission thereof to the Board for approval.

   b) Ensure compliance with laws, internal regulations and regulatory provisions governing the activities of Iberdrola Renovables and of the Iberdrola Renovables Group.

   c) Review the degree of compliance with Good Governance recommendations by Iberdrola Renovables and by the companies belonging to the Iberdrola Renovables Group, if applicable, reviewing the results thereof from time to time and submitting the proposals for improvement that it deems appropriate to the Board of Directors.

   d) Establish and supervise a mechanism to allow employees to report on a confidential and, if deemed appropriate, anonymous basis, potentially important irregularities, particularly of a financial and accounting nature, observed in the company, complying in all cases with the rules and regulations regarding the protection of personal information and the fundamental rights of the parties involved.

   e) Provide specific investigation in the event of third-party claims against the Company or of irregular or anomalous conduct, in accordance with the provisions of letter d) above.

   f) Inform the Board of Directors, prior to the adoption thereby of the respective decisions, of the creation or acquisition of interests in special purpose entities or entities registered in countries or territories regarded as tax havens, as well as any other transactions or operations of a similar nature that, due to the complexity thereof, might detract from the transparency of the Iberdrola Renovables Group.

   g) Report to the Board of Directors on all matters within its area of authority pursuant to the Regulations of the Board and, generally, on any other matters required by the Board of Directors.

8. Furthermore, it shall fall upon the Committee to report in advance to the Board of Directors in all cases expressly provided for in other articles of these Regulations of the Board of Directors.

Article 26. Meetings of and Adoption of Resolutions by the Audit and Compliance Committee.

1. For purposes of the operation of the Committee, it shall meet as many times as its Chairman deems necessary for the fulfillment of its obligations, and at least one (1) time per quarter, or when requested by at least one-half of its members.

   The Chairman of the Board of Directors and the Chief Executive Officer, if any, may request informational meetings with the Committee, on an exceptional basis.

2. The provisions of these Regulations regarding the operation of the Board of Directors and, especially, those regarding notice of meetings, the granting of a proxy to another Director, plenary meetings, voting in writing without a meeting, the chairman and the secretary of the meetings and approval of minutes of meetings shall apply to the Audit and Compliance Committee, to the extent that they are not incompatible with the nature thereof.

3. Meetings of the Committee shall be validly held when one-half plus one of its members are present in person or by proxy.

   At the request of the Committee, any member of the Board of Directors, manager or employee of the Group, as well as any member of the decision-making bodies of the companies forming part of the Iberdrola Renovables Group whose appointment was proposed by the Company may attend the meetings of the Committee at its request. The Committee may also require that the Auditor attend its meetings.

4. The resolutions of the Committee shall be adopted by a majority of votes of the members present thereat in person or by proxy. In the event of a tie, the Chairman shall have the tie-breaking vote.

5. Within three months following the end of each fiscal year, the Audit and Compliance Committee shall submit to the Board of Directors for its approval a Report on its activities during the previous fiscal year, which shall subsequently be made available to the shareholders and investors for purposes of the call to the ordinary General Shareholders' Meeting. In addition, at the first meeting of the Board of Directors that is held following the meetings of the Committee, the Chairman of the Audit and Compliance committee shall report to the Board on the resolutions and significant events, if any, that occurred at Committee meetings.

6. Minutes of the meetings of the Audit and Compliance Committee shall be prepared by the Secretary, and shall be approved at the same meeting or at the one held immediately thereafter.

Section 4. Nominating and Compensation Committee

Article 27. Composition of and Positions on the Nominating and Compensation Committee.

1. The Board of Directors shall create a permanent Nominating and Compensation Committee, which shall be an internal informational and consultative body without executive powers, and which shall have the informational, advisory and proposal-making powers within its scope of action set forth in Article 28 below.

2. The Nominating and Compensation Committee shall be composed of a minimum of three (3) Directors and a maximum of five (5), appointed by the Board of Directors from among the external Directors, and the majority of the Directors sitting on the Committee shall be independent Directors. The Board of Directors shall also appoint the Chairman thereof from among the members of such Committee, who shall necessarily be one of the independent Directors, with sufficient capacity and availability to provide greater dedication to the Committee than the other Directors sitting thereon, as well as its Secretary, who need not be a Director, at the proposal of the Nominating and Compensation Committee.

3. The Board of Directors shall endeavor to ensure that the Directors sitting on the Nominating and Compensation Committee have the capacity, skills and experience required by the duties they are called upon to perform.

   The Directors sitting on the Committee shall meet the following conditions:

   (a) have, in the opinion of the Board of Directors, proven experience as Directors or in the performance of other important responsibilities in the business field;

   (b) not have performed executive duties at the Company or the companies of the Iberdrola Renovables Group, unless the Board of Directors, on an exceptional basis and considering the time that has passed since the Director stopped performing such duties, as well as the qualities of the Director, resolves to waive the application of this requirement.

4. The Directors sitting on the Nominating and Compensation Committee shall hold office for so long as they continue to be Directors of the Company and for so long as they retain the status of external Directors, unless the Board of Directors resolves otherwise. The renewal, re-election and withdrawal of the Directors sitting on the Committee shall be governed by the provisions established by the Board of Directors.

   Directors sitting on the Committee who are re-elected as Directors of the Company by resolution of the shareholders acting at a General Shareholders' Meeting shall continue to hold their positions within the Committee, without the need for a new election, unless the Board of Directors otherwise resolves.

Article 28. Powers of the Nominating and Compensation Committee.

1. The Nominating and Compensation Committee shall have the power to supervise the procedure for selecting the members of the Board of Directors and senior managers of the Company (the latter at the proposal of the Chief Executive Officer, if any), as well as to assist the Board of Directors in the determination and supervision of the compensation policy for such persons. In addition, within the legal limits and within the framework of coordination in the best interests of the Company and the affiliated companies forming part of the Iberdrola Renovables Group, the Committee shall be apprised of, and, if

appropriate, report to the Board of Directors on the selection, appointment and compensation policy for Directors and Senior Managers of the main affiliated companies.

2. Without prejudice to the foregoing and, specifically, the Nominating and Compensation Committee shall have the power to:

   a) Report on and review the criteria that should be followed in composing the Board of Directors and in selecting candidates, defining their duties and required qualifications and assessing the time and dedication required for the proper performance of their duties. In the exercise of this power, the Committee shall take into account, regarding external Directors, the relation between the number of proprietary Directors and the number of independent Directors, such that this relation reflects, as far as possible, the ratio of the Company's capital represented by proprietary Directors to the rest of the capital.

   b) Bring independent Director designation proposals to the Board of Directors for the interim appointment thereof to fill a vacancy or, as the case may be, for submission of such proposals to a decision of the shareholders at the General Shareholders' Meeting, as well as proposals for the re-election or removal of such Directors by the shareholders at the General Shareholders' Meeting.

      Report to the Board of Directors on the proposals for the appointment of non-independent Directors on an interim basis to fill a vacancy or, if appropriate, for submission to the decision of the shareholders at the General Shareholders' Meeting, as well as on the proposals for the re-election or removal of such Directors by the shareholders at the General Shareholders' Meeting.

   c) Propose to the Board of Directors the members who should make up each of the Committees.

   d) Examine or organize, in such manner as is deemed appropriate, the succession of the Chairman and of the Chief Executive Officer, if any, of the Company and, if applicable, make proposals to the Board for such succession to occur in an orderly and well-planned fashion.

   e) Propose to the Board of Directors the system and amount of the annual compensation of members of the Board, as well as the individual compensation of executive Directors and other terms and conditions of their contracts, in all cases pursuant to the provisions of the By-Laws.

   f) Report to the Board of Directors, prior to the adoption thereby of the corresponding decision at the proposal of the Chairman, regarding the appointment and/or removal of the Vice-Chairman or Vice-Chairmen, if any, of the Board of Directors.

   g) Report to the Board of Directors, prior to the adoption thereby of the corresponding decision at the proposal of the Chairman, regarding the appointment and/or removal of the Secretary and of the Vice-Secretary, if any, of the Board of Directors.

   h) Provide information to the Board of Directors regarding the appointment and/or removal of senior managers of the Company, as well as regarding the compensation or indemnification, if any, that may be established in the event of removal of such senior managers, all at the proposal of the Chief Executive Officer, if any.

i) Submit to the Board of Directors, together with the corresponding reports, the proposals submitted thereto by the Chief Executive Officer, if any, regarding the compensation policy applicable to senior managers and the basic terms and conditions of their contracts.

j) Provide information regarding incentive plans and pension supplements.

k) Periodically review the compensation programs, evaluating the adequacy and results thereof.

l) Ensure compliance with the compensation policy of the Company.

m) Ensure that when new vacancies are filled or new Directors are appointed to the Board, the selection procedures are free from any implied bias entailing any kind of discrimination.

n) Exercise such other powers, if any, as are assigned to it by the By-Laws, these Regulations or the Board of Directors.

3. The Committee shall have unrestricted access to any kind of information or documents in the possession of the Company and that it deems necessary for the performance of its duties.

4. The Committee may, through its Chairman, request the cooperation of any Director and, through the Chief Executive Officer, if any, and in the absence thereof, through the Chairman of the Committee, the cooperation of any manager or employee of the Company and its Group for the better performance of its duties.

   Furthermore, the Committee may also request the cooperation or advice of external professionals, who shall address their reports directly to the Chairman of the Committee.

Article 29. Meetings of and Adoption of Resolutions by the Nominating and Compensation Committee.

1. For purposes of the operation of the Committee, it shall meet as often as required for the performance of its duties, in the opinion of its Chairman, and at least once every quarter or when requested by at least one-half of the Directors sitting on the Committee.

   The Chairman of the Board of Directors and the Chief Executive Officer, if any, may request informational meetings with the Committee, on an exceptional basis.

2. The provisions of these Regulations regarding the operation of the Board of Directors and, especially, those regarding notice of meetings, the granting of a proxy to another Director, plenary meetings, voting in writing without a meeting, chairman and secretary of the meetings and approval of the minutes of meetings shall apply to the Nominating and Compensation Committee, to the extent that they are not incompatible with the nature thereof.

3. Meetings of the Committee shall be validly held when one-half plus one of the Directors sitting on the Committee are present in person or by proxy.

4. The resolutions of the Committee shall be adopted by a majority of the Directors sitting on the Committee who are present thereat in person or by proxy. In the event of a tie, the Chairman shall have the tie-breaking vote.

5. Within three months following the end of each fiscal year, the Nominating and Compensation Committee shall submit to the Board of Directors for its approval a Report on its activities during the previous fiscal year. In addition, at the first meeting of the Board of Directors that is held following the meetings of the Committee, the Chairman of the Nominating and Compensation Committee shall report to the Board on the resolutions and significant events, if any, that occurred at Committee meetings.

6. Minutes of the meetings of the Nominating and Compensation Committee shall be prepared by the Secretary, and shall be approved at the same meeting or at the one held immediately thereafter.

Section 5. Related-Party Transactions Committee

Article 30. Composition of and Positions on the Related-Party Transactions Committee.

1. Pursuant to the provisions of the Framework Agreement executed by the Company and Iberdrola, S.A. on November 5, 2007 (hereinafter, the "Framework Agreement"), the Board of Directors shall create a Related-Party Transactions Committee, which shall be an informational and consultative body without executive powers, and which shall have the informational, advisory and proposal-making powers within its scope of action set forth in Article 31 below.

2. The Related-Party Transactions Committee shall be composed of a minimum of three (3) Directors and a maximum of five (5), appointed by the Board of Directors from among the non-proprietary Directors, and the majority of the Directors sitting on the Committee shall be independent Directors. The Board of Directors shall also appoint from among its members the Chairman thereof, who shall necessarily be one of the independent Directors, as well as its Secretary, who need not be a Director.

3. The Directors sitting on the Related-Party Transactions Committee shall continue to hold office for so long as they remain Directors of the Company and for so long as they retain the status of non-proprietary Directors, unless the Board of Directors resolves otherwise. Renewal and re-election to and withdrawal from office of the Directors sitting on the Committee shall be governed by resolution of the Board of Directors.

   Directors sitting on the Committee who are re-elected as Directors of the Company by resolution of the shareholders adopted at a General Shareholders' Meeting shall continue to hold their positions within the Committee, without the need for a new election, unless the Board of Directors otherwise resolves.

Article 31. Powers of the Related-Party Transactions Committee.

1. The Related-Party Transactions Committee shall have the power to:

(a) Report in advance on the essential elements (price, term and purpose) of related-party transactions between the Company and Iberdrola S.A. or among any of the companies of their respective Groups that require the approval of the Board of Directors or, in urgent cases, of the Executive Committee, pursuant to the Framework Agreement. As regards transactions within the ordinary course of business that are of a customary or recurring nature, it shall be sufficient for the report to refer to generic authorization by the Board of the line of transactions and of the conditions for performance thereof.

(b) Report in advance on semi-annual information and information included in the Company's annual corporate governance report with respect to the Framework Agreement and related-party transactions between Iberdrola, S.A. and the Company, or among any of the companies of their respective Groups.

(c) Report in advance on the decision of the Company and the companies belonging to its Group to relinquish the business opportunities mentioned in the Framework Agreement.

(d) Report periodically on compliance with the Framework Agreement.

(e) Report in advance on any proposed amendment to the Framework Agreement, as well as possible proposed settlements intended to resolve disputes that may arise between the parties on the basis of the Framework Agreement.

(f) Make recommendations and proposals for improvement on the matters within its purview.

2. The period allowed the Related-Party Transactions Committee to report on the matters described under a) and b) above shall be ten days as from the date of receipt of the respective notice. Such period may be extended by way of exception.

3. The reports issued and recommendations made by the Related-Party Transactions Committee shall not be binding upon the management decision-making bodies that are to adopt the resolutions or decisions to which such reports or recommendations refer, but the above-mentioned bodies shall, in every case, state the reasons why they did not follow the opinion expressed in the reports or the recommendations of the Related-Party Transactions Committee.

4. In the exercise of its powers, the Related-Party Transactions Committee may make verifications and request any relevant information.

Article 32. Meetings of and Adoption of Resolutions by the Related-Party Transactions Committee.

1. The Related-Party Transactions Committee shall meet with the frequency required for the performance of its duties, and at least semi-annually.

   The Chairman of the Board of Directors and the Chief Executive Officer, if any, may request exceptional meetings with the Committee for the provision of information.

2. The provisions of these Regulations regarding the operation of the Board of Directors, and especially those regarding notice of meetings, the granting of a proxy to another Director, plenary meetings, voting in writing without a meeting, chairman and secretary

of the meetings and approval of minutes thereof shall apply to the Related-Party Transactions Committee to the extent that they are not incompatible with the nature thereof.

3. Meetings of the Related-Party Transactions Committee shall be validly held when one-half plus one of the Directors sitting on the Committee are present in person or by proxy.

4. Resolutions of the Related-Party Transactions Committee shall be adopted by a majority of the Directors sitting on the Committee who are present thereat in person or by proxy. In the event of a tie, the Chairman shall have the tie-breaking vote.

5. The Committee may request the assistance or the attendance at its meetings of any Director, manager or employee of the Company or of the Iberdrola Renovables Group.

6. At the first meeting of the Board of Directors that is held following the meetings of the Committee, the Chairman of the Related-Party Transactions Committee shall report to the Board of Directors on the resolutions and significant events, if any, that occurred at Committee meetings, and shall promptly notify the appropriate bodies of the prior reports issued by the Committee in connection with Related-Party Transactions and with the decision to relinquish business opportunities.

7. Minutes of the meetings of the Related-Party Transactions Committee shall be prepared by the Secretary, and shall be approved at the same meeting or at the one held immediately thereafter.

TITLE V. OPERATION OF THE BOARD

Article 33.- Meetings of the Board of Directors.

1. The Board of Directors shall meet with the frequency it deems appropriate, but at least once a month unless the Chairman, in his sole judgment, deems it appropriate to suspend any of such sessions. The Board of Directors shall evaluate, on an annual basis, (i) its operation and the quality of its work, (ii) the performance of his duties by the Chairman of the Board and, if applicable, by the Chief Executive Officer of the Company, based on the report submitted thereto by the Nominating and Compensation Committee, and (iii) the operation of its Committees, based on the report submitted thereto by such Committees. For such purpose, the Chairman of the Board of Directors shall organize and coordinate with the Chairmen of the Committees the evaluation by the Board.

2. Prior to the commencement of each fiscal year, the Board of Directors shall set a schedule for its ordinary meetings. Such schedule may be modified by a resolution adopted by the Board of Directors or upon a decision made by the Chairman, who shall report the modification to the Directors not less than five (5) days in advance of the date originally set for the meeting or of the new date set in lieu thereof, if the latter date occurs earlier.

3. The Board of Directors shall also meet when the Chairman resolves to call an extraordinary meeting thereof, when such extraordinary meeting is requested of it by

one-fourth of the Directors, or when so requested of it by the Independent Director entitled thereto pursuant to the provisions of Article 18 above. In the latter two cases, the meeting shall be held within fifteen (15) days of the request.

4. The call to meeting of the Board of Directors shall be carried out by letter, fax, telegram, e-mail or any other means, and shall be authorized under the signature of the Chairman, or under the signature of the Secretary or Vice-Secretary by order of the Chairman. Notice of the call shall be given as much in advance as is necessary for the Directors to receive it not later than the third day prior to the date of the meeting, except in the case of emergency meetings. Excepted from the foregoing provision shall be those instances in which these Regulations prescribe that greater notice be given. The call shall always include the place, date and time of the meeting, the agenda for the meeting and, if appropriate, an attachment containing any information deemed necessary.

5. Without prejudice to the foregoing, extraordinary meetings of the Board of Directors may be called when the Chairman deems it justified in the circumstances, by telephone, fax, telegram, e-mail or any other means, in which case the requirements and formalities for a call to meeting mentioned in the foregoing paragraphs of this article shall not apply.

6. The Chairman shall decide on the agenda for the meeting. The Directors may submit a request to the Chairman for the inclusion of matters in the agenda, and the Chairman shall be required to include them when such request has been made not less than five (5) days in advance of the date set for the meeting.

7. Without prejudice to the foregoing, the Board of Directors shall be deemed to have validly met without the need for a call if all of the Directors are present in person or by proxy and unanimously agree to hold the meeting as a plenary meeting and to the items of the agenda to be dealt with.

8. If no Director is opposed thereto, voting by the Board may occur in writing without a meeting. In this instance, the Directors may deliver to the Chairman (or to the Secretary or Vice-Secretary acting on the Chairman's behalf) their votes and the considerations they wish to appear in the minutes, using the same methods mentioned in paragraph 4 above. Resolutions adopted by this procedure shall be recorded in minutes prepared pursuant to the provisions of the Law.

9. Technical experts, whether they be the Company's own in-house experts or external, may attend Board meetings as invitees in order to provide assistance to the Directors when so deemed necessary by the Chairman of the Board of Directors.

Article 34.- Place of Meetings.

1. Meetings of the Board of Directors shall be held at the registered office of the Company, or at such other place, either in Spain or abroad, as is designated in the call to the meeting.

2. Meetings of the Board of Directors may also be held in several places connected by a conference system which permits the recognition and identification of the attendees,

permanent communication among the attendees regardless of their location, and participation in discussion and the casting of votes, all in real time. Attendees at any of such places shall be deemed to have attended the same meeting for all purposes relating to the Board of Directors. The meeting shall be deemed to have been held where the majority of the Directors are located and, if they are located in different places in equal numbers, where the Director chairing the meeting is located.

Article 35.- Conduct of the Meetings.

1. A quorum of the Board of Directors shall validly exist with the attendance, in person or by proxy, of at least one-half plus one of the Directors.

2. The Directors shall use their best efforts to attend the meetings of the Board and, when unable to attend in person, they shall endeavor to give a proxy to another Director, to whom they shall give any appropriate instructions. The proxy granted shall be a special proxy for the Board meeting in question, and may be communicated by any of the means set forth in paragraph 4 of Article 33 above in connection with notice of the call to meetings.

3. The Chairman shall organize the debate, stimulating the participation of all of the Directors in the deliberations of the Board.

4. In addition, the Chairman may, when so required by the circumstances, adopt any measures necessary to ensure the confidentiality of the deliberations and of the resolutions adopted during the meetings of the Board of Directors.

5. Resolutions shall be adopted by absolute majority of the Directors attending the meeting in person or by proxy, except in the following cases:

   a) Permanent delegation of powers of the Board of Directors to the Executive Committee or to the Chief Executive Officer, if any, and the appointment of Directors who must occupy such positions, which shall require the favorable vote of two-thirds of the Directors in order to be valid.

   b) Amendments to the Regulations of the Board of Directors, which shall require the favorable vote of two-thirds of the Directors present at the meeting in person or by proxy in order to be valid.

6. In the event of a tie, the Chairman of the Board of Directors shall have the tie-breaking vote.

TITLE VI. COMPENSATION OF THE MEMBERS OF THE BOARD OF DIRECTORS

Article 36.- Compensation of the Directors.

1. The Directors shall be entitled to the compensation provided for in the By-Laws.

2. Within the limits established in Article 44 of the By-Laws, the Board of Directors shall ensure that the compensation payable to the Directors is commensurate with the compensation paid at similarly-sized companies carrying on similar business in the market and with the same dedication to the Company.

3. The Board of Directors shall formulate a compensation policy that will include fixed compensation, variable compensation items (indicating the parameters thereof and the hypotheses or objectives taken as a reference), pension systems and the principal terms and conditions to be contained in the contracts with executive Directors.

   Compensation tied to the results of the Company shall take into account possible qualifications contained in the report of the external auditors that reduce such results.

   In the case of variable compensation, the compensation policy shall include the technical precautions needed to ensure that such compensation bears a relation to the professional performance of the beneficiaries thereof and does not derive simply from general changes in the markets or the Company's industry or other similar circumstances.

   The Board of Directors shall prepare, on an annual basis, a report on the compensation policy for the current fiscal year and the application of the compensation policy in effect in the previous fiscal year, which shall be made available to the shareholders, in such manner as the Board deems fit, on occasion of the call to the ordinary General Shareholders' Meeting.

4. The Board shall ensure the transparency of the Directors' compensation, and for such purpose, it shall include in the Company's report an itemized and detailed account of all compensation received by the Directors, whether in their capacity as such or in their capacity as managers, as the case may be, or in any other capacity, and whether it has been paid by the Company or by the other companies of the Iberdrola Renovables Group in accordance with the good governance recommendations that are in effect from time to time.

5. In addition, the Board of Directors shall ensure that the amount of the compensation of external Directors is such that it provides incentives to their dedication while not jeopardizing their independence.

TITLE VII. INFORMATION TO DIRECTORS

Article 37.- Powers of Information and Inspection.

1. A Director shall have the broadest powers to obtain information regarding any aspect of the Company, to examine its books, records, documents and other records of corporate transactions, to inspect its facilities, and to communicate with the senior managers of the Company.

2. The exercise of the powers of information shall first be channeled through the Chairman, the Chief Executive Officer, if any, or the Secretary of the Board of Directors.

Article 38.- Assistance of Experts.

1. In order to be assisted in the performance of his duties, any Director may request the hiring of legal, accounting, technical, financial, commercial or other expert advisors, whose services shall be paid for by the Company.

   The assignment must deal with specific issues of certain significance and complexity arising during the performance of the Director's duties.

2. The request for an expert to be hired shall be channeled through the Chairman or the Secretary of the Board of Directors, who may subject it to the prior approval of the Board of Directors; such approval may be denied in well-founded instances, including the following circumstances:

   a) That it is not necessary for the proper performance of the duties entrusted to the Directors.

   b) That the cost thereof is not reasonable in light of the significance of the issues and the assets and income of the Company.

   c) That the technical assistance sought may be adequately provided by the Company's own experts and technical personnel.

   d) That it may entail a risk to the confidentiality of the information that must be made available to the expert.

TITLE VIII. DUTIES OF DIRECTORS

Article 39.- General Duties of Directors.

1. In the performance of his duties, a Director shall act in good faith and with the diligence of a prudent businessman and a faithful representative, and shall comply with the duties prescribed by the By-Laws, these Regulations and the Law, acting in furtherance of the corporate interests.

2. Without prejudice to such other duties as may be set forth in these Regulations, a Director is specifically required to:

   a) Properly prepare the meetings of the Board and, if applicable, the meetings of the Executive Committee or of the Committees of which the Director is a member, for which purposes the Director must diligently inform himself of the running of the Company and the matters to be discussed at such meetings.

   b) Attend the meetings of the Decision-Making Bodies and Committees of which the Director is a member and actively participate in the deliberations in order that the Director's opinion may be an effective contribution to decision-making. In the event that, due to well-founded reasons, the Director is unable to attend a meeting of which notice has been given, the Director shall give instructions to the Director who is to represent him.

c) Fulfill any specific obligation which is entrusted to the Director by the Board of Directors, by the Chairman of the Board or by the Chief Executive Officer, if any, and which reasonably falls within the Director's scope of dedication.

d) Inquire into and give notice to the Board of any irregularities in the management of the Company of which the Director may have had notice, and monitor any situation of risk.

e) Propose a call to an extraordinary meeting of the Board or the inclusion of new matters in the agenda of the next meeting to be held, in order that deliberations may be conducted on such issues as the Director deems advisable.

f) Oppose resolutions which are contrary to the By-Laws, the Law or the corporate interests, request that such opposition be recorded in the minutes, and seek the invalidation of such resolutions. Independent Directors and other Directors who are not affected by a potential conflict of interest shall ensure that the Company's interests prevail in such situations, provided that this does not result in any unlawful damage to any shareholder or third party affected thereby.

3. The Secretary, and the Vice-Secretary, if any, of the Board shall have the duties entrusted to Directors in these Regulations which, because of their nature, are applicable thereto.

Article 40.- Director's Duty of Confidentiality.

1. A Director shall keep confidential the deliberations of the Board of Directors, of the Executive Committee or of the Committees of which the Director might be a member and, in general, not disclose any information, data, reports or background information to which the Director may have had access while in office, and not use any of the foregoing for the Director's own benefit or for the benefit of third parties, without prejudice to the duties of transparency and information imposed by applicable law.

   The foregoing obligation shall not prevent the communication of confidential information to third parties when such communication takes place during the ordinary exercise of his duties and the duty of secrecy of the addressee of the information is adequately assured. In particular, it shall be deemed that the Directors are acting in the ordinary course of their duties when they provide information:

   (i) To the managers and employees of the Company in appropriate furtherance of their tasks and responsibilities;

   (ii) To the administrative and management decision-making bodies of Iberdrola, S.A., as the parent company of Iberdrola Renovables, to the extent that the information is supplied for the purpose of:

      a) Facilitating compliance with its legal obligations, such as: (i) the preparation of its financial statements, both individual and consolidated; (ii) compliance with its obligations to provide periodic information to the National Securities Market Commission and other competent authorities, and (iii) the performance of analyses and monitoring of tax issues, for purposes of tax consolidation.

b) Designing the policy of the Iberdrola Group and the exercise of its unitary management; and

c) Meeting any other purposes that are appropriate to the corporate interest of Iberdrola Renovables and of Iberdrola, S.A., such as, among other things, obtaining and renewing credit ratings.

(iii) To the external advisors of the Company (auditors, attorneys, investment banks, etc.) for due compliance with the mandate that they have been given.

2. The Director's duty of confidentiality shall survive even after the Director has ceased to hold such position.

Article 41.- Duty Not to Compete.

1. A Director may not be a director or manager of, or provide services to, another company whose corporate purpose is totally or partially analogous to the corporate purpose of the Company or which is a competitor of the Company. Excepted from the foregoing restriction are the duties that may be performed and the offices that may be held (i) in companies belonging to the Iberdrola Group, (ii) in companies in which the Director acts as a representative of the interests of the Iberdrola Group, (iii) in companies in which any of the companies belonging to the Iberdrola Group has an interest and in which the Director does not act as a representative of the interests of the Iberdrola Group, unless the Board of Directors, following a report of the Audit and Compliance Committee, believes that the Company's interests are jeopardized; and (iv) in those other instances in which the Board of Directors, following a report of the Audit and Compliance Committee, relieves the Director from observing such restriction based on the belief that the interests of the Company are not at risk.

2. A Director who ends his term of office or who, for any other reason, ceases to act as such, may not be a director or manager of, or provide services to, any other entity whose corporate purpose is totally or partially analogous to that of the Company or which is a competitor of the Company, for a term of two (2) years. The Board of Directors may, if it deems it appropriate, relieve the outgoing Director from this restriction or reduce it to a lesser period.

Article 42.- Conflicts of Interest.

1. A conflict of interest shall be deemed to exist in those cases in which there is a conflict, whether direct or indirect, between the interests of the Company or of the companies forming part of the Iberdrola Renovables Group and the personal interest of the Director. A personal interest of the Director shall be deemed to exist when a matter affects the Director or a Related Person.

   For purposes of these Regulations, the following shall be deemed Related Persons:

   a) The Director's spouse or other persons related to the Director by a like relationship of affection.

b) The ascendants, descendants or siblings of the Director or of the Director's spouse (or another person related to the Director by a like relationship of affection).

c) The spouses of the Director's ascendants, descendants and siblings.

d) The companies in which the Director, acting personally or through a third party, falls within any of the cases provided for in Section 4 of Law 24/1988, of July 28, on the Securities Market.

In the case of a legal entity acting as Director, the following shall be deemed to be Related Persons:

a) The shareholders who, in respect of the legal entity acting as Director, fall within any of the cases provided for in Section 4 of Law 24/1988, of July 28, on the Securities Market.

b) The companies that form part of the same group, as such is defined in Section 4 of Law 24/1988, of July 28, on the Securities Market, and the shareholders thereof.

c) The individual acting as a representative, the directors (in fact or in law), and the liquidators of, and the representatives holding general powers of attorney granted by, the legal entity acting as Director.

d) Those persons who, in respect of the representative of the legal entity acting as Director, are deemed related persons pursuant to the provisions of the preceding paragraph applicable to individuals acting as Directors.

2. Conflicts of interest shall be governed by the following rules:

a) Communication: the Director must give notice to the Board of Directors, in the person of the Chairman or the Secretary, of any conflict of interest in which the Director is involved.

b) Abstention: the Director shall not attend or participate in the deliberation and voting on those matters in which the Director is affected by a conflict of interest, and such Director shall not be counted as an attendee at the meeting for purposes of determining the number of Directors to be used to calculate the majority required for approval of the resolution in respect of which the Director is in a situation of conflict. Proprietary Directors must abstain from voting on matters that may entail a conflict of interest between the shareholders who have proposed their appointment and the Company. The provisions of this paragraph shall apply to meetings of the Board of Directors and of all Committees created within the Board.

c) Transparency: in the annual corporate governance report, the Company shall report any cases of conflict of interest involving the Directors and of which the Company is aware by reason of notice given thereto by the Director affected by such conflict or by any other means.

3. The provisions of this article may be further developed into corresponding rules that may be made by the Board of Directors of the Company.

Article 43.- Use of Corporate Assets.

1. A Director may not use the Company's assets or profit from the Director's position in the Company in order to obtain any financial benefit, unless adequate consideration has been paid.

2. On an exceptional basis, the Director may be relieved from the obligation to provide such consideration, but in any such case, the financial benefit shall be deemed indirect compensation and shall be approved by the Board of Directors following a report of the Audit and Compliance Committee.

Article 44.- Non-Public Information.

1. The Director may use non-public information of the Company for private purposes only if the following conditions are satisfied:

   a) That such information is not applied in connection with transactions for the purchase or sale of securities or financial instruments of the issuer to which the information directly or indirectly refers.

   b) That it does not place the Director in a position of advantage vis-à-vis other suppliers and clients.

   c) That the use thereof does not cause any harm to the Company.

   d) That the Company does not own proprietary rights in, or is not in a similar legal position with respect to, the information that the Director wishes to use.

2. Additionally, the Director shall observe the rules of conduct established in the legal provisions governing the securities market and, in particular, those contained in the Company's "Internal Regulations for Conduct in the Securities Markets" *["Reglamento Interno de Conducta en los Mercados de Valores"]*.

Article 45.- Business Opportunities.

1. A Director may not take a business opportunity of the Company, either for the Director's own benefit or for the benefit of Related Persons, unless the investment or transaction has previously been offered to the Company, the Company has chosen not to take advantage of it without any pressure from the Director, and the Director has been authorized by the Board to profit from the transaction, following a report of the Audit and Compliance Committee.

2. For purposes of the preceding paragraph, a business opportunity shall be deemed to be any possibility of making an investment or a business transaction that has arisen or has been discovered in connection with the Director's performance of duties as such, or through the use of means and information belonging to the Company, or in circumstances such that it is reasonable to believe that the third party's offer was in fact addressed to the Company.

3. Likewise, the Director shall not use the Company's name and shall not invoke his position as Director of the Company in order to carry out transactions for the Director's own account or for the account of Related Persons.

Article 46.- Transactions by the Company with Directors and Shareholders.

1. Any transaction by the Company or the companies forming part of its Group with Directors, with shareholders that own a shareholding interest that is greater than or equal to that considered by law to be significant or who are represented on the Board of the Directors of the Company, or with the respective Related Persons, shall be subject to the approval of the Board of Directors, or in urgent cases, of the Executive Committee, upon a prior report of the Audit and Compliance Committee. In the event that authorization is granted by the Executive Committee on an emergency basis, it shall be submitted for subsequent ratification by the Board of Directors.

2. The Board of Directors, through the Audit and Compliance Committee, shall ensure that transactions between the Company or the companies forming part of the Iberdrola Renovables Group and the Directors, the shareholders mentioned in the preceding paragraph or the respective Related Persons, are carried out under arm's length conditions and with due observance of the principle of equal treatment of shareholders.

3. In the case of transactions within the ordinary course of business that are customary or recurring, it shall be sufficient to give a generic approval of the line of transactions and of the conditions for performance thereof.

4. However, no authorization of the Board shall be required in connection with transactions that simultaneously satisfy the following three conditions: (i) that they are conducted under contracts whose terms and conditions are standardized and apply en masse to a large number of clients; (ii) that they are conducted at prices or rates established generally by the party acting as supplier of the goods or services in question, and (iii) that the amount thereof does not exceed one (1%) percent of the consolidated annual income of the Company, based on the audited annual financial statements for the last fiscal year ending prior to the date of the transaction in question.

5. The Company shall report the transactions mentioned in this article in the periodical financial information to be provided on a semi-annual basis, in those cases and with the scope provided for by Law. Likewise, the Company shall include in the notes accompanying the annual financial statements information regarding the transactions by the Company or by the companies that form part of the Iberdrola Renovables Group with the Directors and those persons who act for the account of the latter when such transactions are conducted other than in the ordinary course of the Company's business or other than under arm's length conditions.

6. The provisions of this article may be further developed into corresponding rules that may be made by the Board of Directors of the Company.

7. Excluded from the provisions of this article are the related-party transactions made between the Company and Iberdrola S.A., or between any of the companies belonging to their respective Groups, which shall be governed by the provisions of the Framework Agreement and in respect of which the competent body to report thereon shall be the Related-Party Transactions Committee.

Article 47.- Director's Duty of Information.

1. A Director shall disclose to the Company any interest that the Director may hold in the capital of any company pursuing a business that is the same as or similar or complementary to the business which the corporate purpose of the Company consists of, as well as any offices held or duties performed therein and the conduct, for the Director's own account or for the account of another, of any kind of business that is complementary to the business that the corporate purpose of the Company consists of. Such information shall be included in the notes to the annual financial statements and in the annual corporate governance report, in compliance with legal requirements.

2. A Director must also disclose to the Company:

   a) All positions the Director holds in and services the Director provides to other companies or entities, as well as his other professional commitments. In particular, before accepting office as Director or manager in another company or entity, the Director shall give notice thereof to the Audit and Compliance Committee.

   b) Any substantial change in the Director's professional status that may affect the condition or capacity by virtue of which the Director may have been appointed as Director.

   c) Any judicial, administrative or other proceedings instituted against the Director which, because of their significance or characteristics, may seriously reflect upon the reputation of the Company. In particular, in the event that a Director becomes subject to an order for further criminal prosecution upon indictment or an order for the commencement of an oral trial is issued against him for the commission of any of the crimes contemplated in Section 124 of the Companies Law, such Director shall give notice thereof to the Company, in the person of its Chairman. In such instance, the Board shall review the case as soon as practicable and shall adopt the decisions it deems fit taking into account the interests of the Company.

   d) In general, any fact or event that may be relevant to the holding of office as a Director of the Company.

3. Directors shall provide the Company with an e-mail address as well as a mobile telephone number such that meetings of the Board of Directors may be called by those means, if so desired, and the corresponding information, if any, may so be provided to them.

Article 48.- Extension of Director's Obligations.

The duties prescribed in this Title of these Regulations in connection with the relations between the Directors and the Company shall also be deemed applicable by analogy to their potential relations with companies forming part of the Iberdrola Renovables Group.

TITULAR IX. POLICY REGARDING THE PROVISION OF INFORMATION AND THE RELATIONSHIPS ESTABLISHED BY THE BOARD

Section 1. Policy regarding the Provision of Information

Article 49. Annual Corporate Governance Report.

1. The Board of Directors shall, on an annual basis and following a report by the Audit and Compliance Committee, annually approve a corporate governance report for the Company which shall include all specifications provided for by law and any others which the Board of Directors deems appropriate to include therein.

2. The annual corporate governance report shall be approved prior to the publication of the call of the Company's ordinary General Shareholders' Meeting for the fiscal year to which such report refers, and shall be made available to the shareholders together with other documents relating to the General Shareholders' Meeting.

3. In addition, public notice shall be given of the annual corporate governance report as provided in the securities market rules and regulations.

Article 50. Website.

1. The Company shall maintain a website for shareholders' and investors' information, which shall include the documents and information provided for by Law, and at least the following:

a) The current By-Laws, as well as the amendments thereto made in the last twelve (12) months.

b) The current Regulations for the General Shareholders' Meeting.

c) The current Regulations of the Board of Directors and, if applicable, the current Regulations of the Committees of the Board of Directors.

d) The sustainability report or annual report for the last two (2) closed fiscal years, which shall be published after preparation thereof for submission to the shareholders at the General Shareholders' Meeting.

e) The current Internal Regulations for Conduct in the Securities Markets.

f) The annual corporate governance report for the last closed fiscal year.

g) The information regarding the call to meeting, the agenda, the proposed resolutions, and any other relevant information that the shareholders may need in order to vote, starting upon publication of the first notice of the call to any ordinary or extraordinary General Shareholders' Meeting.

h) The information on the proceedings of the General Shareholders' Meetings held during the current and the prior fiscal years, and particularly, on the agenda, the composition of the General Shareholders' Meeting at the time when it is convened, and the resolutions adopted, with a statement of the number of votes cast and the direction of such votes on each of the proposals included in the agenda.

i) The existing channels of communication between the Company and the shareholders and, in particular, explanations pertinent to the exercise of the shareholders' right to receive information, indicating the postal and e-mail addresses to which the shareholders may direct their requests, which channels shall have been established for each General Shareholders' Meeting from the publication of the first notice of the call to meeting until the holding thereof.

j) The means and procedures for granting a proxy to attend a General Shareholders' Meeting, established for each Meeting from the moment of the call to meeting until the holding thereof.

k) The means and procedures for casting votes from a distance, including, where applicable, the forms required to evidence attendance and the casting of votes by means of data transmission at the General Shareholders' Meeting, established for each Meeting from the moment of the call to meeting until the holding thereof.

l) All significant events of which notice was given to the National Securities Market Commission during the current fiscal year and the last closed fiscal year.

m) The following information regarding each Director: (i) professional profile and biographical data of the Director; (ii) other boards of directors on which he holds office, at listed companies or otherwise; (iii) indication of the type of Director he is in each case, with mention, in the case of proprietary Directors, of the shareholder he represents or with which he has ties; (iv) date of his first and subsequent appointments as Director of the Company, and (v) shares of the Company, options thereon, and derivative financial instruments whose underlying assets are shares of the Company, of which such Director is the holder.

2. The Board of Directors must determine the information for shareholders and investors that must be included in the Company's website in compliance with the duties established in the securities markets regulations, and shall be responsible for the update thereof pursuant to the provisions of applicable law.

Section 2. Policy regarding the Relationships Established by the Board of Directors

Article 51.- Relationships with the Shareholders.

1. The Board of Directors shall establish any appropriate channels to hear proposals that the shareholders may make in connection with the management of the Company.

2. The Board of Directors, assisted by such members of the senior management as it deems appropriate, may organize meetings for the provision of information on the progress of the Company and of the Iberdrola Renovables Group or other matters of interest to the shareholders residing in locations with the most relevant financial markets in Spain and abroad. The Board of Directors shall guarantee equality of treatment in its relationships with the shareholders.

3. Likewise, the Board of Directors shall establish appropriate mechanisms for the regular exchange of information with those investors that are holders of a significant financial interest in the share capital of the Company and are not represented on the Board;

provided, however, that in no event may such mechanisms imply the provision to the above-mentioned investors of any information that places them in a privileged or advantageous position vis-à-vis the other shareholders.

4. All public requests for delegation of voting powers made in favor of any Director shall disclose, where applicable, the existence of a conflict of interest, and shall provide detailed reasons for the direction in which the representative shall vote in the event that no instructions are given by the shareholder, subject always to the provisions of Law.

5. The Board of Directors shall encourage the informed participation of the shareholders at the General Shareholders' Meeting, and shall take all such measures as may be appropriate to make it easier for the shareholders acting at a General Shareholders' Meeting to effectively exercise the powers conferred upon them by the By-Laws and the Law, with due observance of the provisions set out in the Regulations for the General Shareholders' Meeting.

Article 52.- Relationships with the Securities Markets.

1. The Board of Directors shall immediately inform the public regarding:

    a) All significant events that might materially influence the stock exchange prices of securities issued by the Company.

    b) All changes in the Company's ownership structure, such as fluctuations in significant direct or indirect interests, voting trusts and other forms of coalition of which the Board has had notice.

    c) All substantial amendments to the Company's governance rules and regulations.

    d) The policies, if any, in the area of treasury stock that the Company intends to pursue on the basis of any approvals granted by the shareholders at the General Shareholders' Meeting.

    e) All changes to the composition and to the rules of organization and operation of the Board and the Committees thereof, or to the duties and positions of each Director in the Company, as well as any other modification relevant to the corporate governance system.

2. The Board of Directors shall adopt appropriate measures to ensure that the semi-annual, quarterly and any other financial information that it may be prudent to make available to the Securities Markets is prepared in accordance with the same principles, standards and professional practices used to prepare the annual financial statements and is as reliable as such financial statements. For this latter purpose, such information shall be reviewed by the Audit and Compliance Committee.

3. The Board of Directors shall prevent its conduct from influencing the free formation of the price of the Company shares and, if applicable, of the shares of the companies forming part of the Iberdrola Group as well as, specifically, of the Iberdrola Renovables Group.

Article 53.- Relationships with the External Auditor.

1. The Board of Directors shall establish an objective, professional and ongoing relationship with the Company's External Auditor, and shall have the utmost respect for its independence.

2. The relationship referred to in the foregoing paragraph shall be channeled, as a rule, through the Audit and Compliance Committee provided for in these Regulations.

3. The Audit and Compliance Committee shall not submit a proposal to the Board of Directors, and the Board of Directors shall not submit a proposal to the shareholders at the General Shareholders' Meeting, for appointment as the Company's Auditor of an audit firm when it has evidence that (i) such firm is affected by any circumstance of incompatibility pursuant to the legal provisions governing audits, or (ii) the fees that the Company intends to pay it for any and all services are greater than five (5%) percent of its total income in the domestic field during the last fiscal year.

4. The Board of Directors shall make public the fees that the Company has paid the audit firm, both in consideration for audit services and for services other than auditing, by specifying the fees paid to the Auditors and those paid to any company forming part of the same group of companies to which the Auditor belongs or to any other company to which the Auditor is related under a relationship of joint ownership, management or control.

5. The Board of Directors shall use its best efforts to definitively prepare the financial statements such that there is no room for reservations or qualifications by the Auditor. However, when the Board believes that its opinion must prevail, it shall provide a public explanation of the content and scope of the discrepancy.

Article 54.- Relationships with Senior Managers of the Company.

Relations between the Board of Directors and the Company's senior managers, as provided in these Regulations, must be channeled through the Chief Executive Officer or, in the absence thereof, through the Chairman of the Board of Directors or the Secretary of the Board.

TITLE X. INTERPRETATION

Article 55.- Interpretation of these Regulations.

1. These Regulations shall be interpreted in accordance with the priority of provisions and the principles and standards contained in the most widely recognized Good Governance recommendations, especially the recommendations set forth in the Uniform Good Governance Code prepared at the behest of regulatory entities, without prejudice to the adaptation thereof to the specific characteristics of the Company and its environment under the principle "comply or explain."

2. The full Board of Iberdrola shall resolve any questions or discrepancies that may arise in connection with the application or the interpretation of these Regulations, following a

report of the Audit and Compliance Committee and an opinion issued by Counsel to the Board of Directors.

RECEIVED

[illegible] JAN -2 P 4:07

INTERNAL REGULATIONS FOR CONDUCT
IN THE SECURITIES MARKETS
OF IBERDROLA RENOVABLES, S.A.

PREAMBLE

On November 5, 2007, in compliance with the provisions of Section 78 of Law 24/1988, of July 28, on the Securities Market *[Ley del Mercado de Valores]* (hereinafter, the "LMV") and related provisions, the Board of Directors of Iberdrola Renovables, S.A. (hereinafter, "Iberdrola Renovables" or the "Company") approved these Internal Regulations for Conduct in the Securities Markets, to come into force on the day the shares of the Company are admitted for trading on the Spanish Stock Exchanges (hereinafter, the "Regulations").

These Regulations are issued for application thereof to Iberdrola Renovables and the companies that are part of the Iberdrola Renovables Group, as such term is defined below, in order to protect investors by promoting transparency rules aimed at avoiding wrongdoing, yet encouraging and facilitating shareholding by its directors and employees in strict compliance with applicable law.

In compliance with the provisions of Additional Provision Four of Law 44/2002, of November 22, on Measures to Reform the Financial System *[Medidas de Reforma del Sistema Financiero]*, attached as Annex I to these Regulations is the text of the written commitment assumed by Iberdrola Renovables to ensure that these Regulations are updated, as well as to carry out the action necessary to ensure the knowledge, understanding and acceptance of the content thereof by Affected Persons, as they are defined in Article 1 hereof.

PRELIMINARY TITLE. DEFINITIONS

Article 1. Definitions

For purposes of these Regulations, the following terms shall have the meaning set forth below:

1. Senior Managers: All those managers who report directly to the Board of Directors or to the Chief Executive Officer of the Company, if any, and in every case, the Director of the Internal Audit Area.
2. Confidential Documents: Documents, whatever the format thereof, that contain Non-Public Information.
3. Iberdrola Group: Means Iberdrola and all subsidiaries and affiliated entities which are, with respect to the Company, in the situation contemplated in Section 4 of the LMV.

   Iberdrola Renovables forms a part of the Iberdrola Group.
4. Iberdrola Renovables Group: Means Iberdrola Renovables, as the controlling company, and all subsidiaries and affiliated entities which are, with respect to Iberdrola Renovables, in the situation contemplated in Section 4 of the LMV.
5. Iberdrola Renovables / the Company: Means Iberdrola Renovables, S.A., a company domiciled in Madrid, at Tomás Redondo, 1, with Tax ID Code A-83028035.
6. Non-Public Information: All information of a specific nature directly or indirectly referring to Affected Securities issued by Companies belonging to the Iberdrola Renovables Group (or if applicable, to derivative financial instruments related thereto), or to the Company or to any of the companies of the Iberdrola Renovables Group, that has not been made public and that, if it is made or has been made public, could appreciably influence or could have

appreciably influenced the price of Affected Securities on a market or organized trading system.

The information shall be deemed to be of a specific nature if it indicates a series of circumstances which occur, or may reasonably be expected to occur, or an event that has taken place, or may reasonably be expected to take place, when such information is specific enough to allow for inferring the possible effect that such series of circumstances or events can have on the prices of Affected Securities or, as applicable, of the derivative financial instruments related thereto.

In addition, it shall be deemed that information can appreciably influence prices when such information is the kind of information that could be used by a reasonable investor as part of the basis for its investment decisions.

In connection with financial instruments on commodities, Non-Public Information shall be deemed to be all information of a specific nature, which has not been made public and directly or indirectly refers to one or more of such derivative financial instruments, which the users in the markets where such products are traded would expect to receive in accordance with market practices accepted in such markets.

In any event, it shall be deemed that users in the markets mentioned in the preceding paragraph would expect to receive information directly or indirectly related to one or more derivative financial instruments when the information (i) is regularly made available to the users in such markets or (ii) is mandatorily required to be disclosed by legal or regulatory provisions, market rules, contracts or customs of the underlying commodities market or the market for derivative instruments on commodities in question.

The provisions contained in this definition shall apply to negotiable securities or financial instruments in respect of which an application for trading has been filed with a market or organized trading system.

7. Significant Information: All information relating to facts, decisions, agreements or contracts the knowledge of which may reasonably affect an investor's decision to acquire or transfer Affected Securities and therefore may have a material influence on the listing price thereof on organized secondary markets, and which must be made public pursuant to securities market regulations.

8. Insiders: Persons who are included in a Registry of Insiders under the provisions of Article 3 below.

9. Affected Persons: Persons to whom the Regulations apply and who are specified in the paragraph 1 of Article 2 below.

10. Persons Subject to Conflict of Interest Rules: Persons to whom Article 11 applies and who are specified in paragraph 1 of such Article.

11. Registries of Insiders: Registries governed by the provisions of Article 3 below.

12. Registry of Affected Persons: Registry governed by the provisions of paragraph 2 of Article 2 below.

13. Regulations: The Internal Regulations for Conduct in the Securities Markets of Iberdrola Renovables, approved by the Board of Directors of the Company on November 5, 2007, in its wording in force at any time.

14. Unit: Means the Regulatory Compliance Unit, which is the internal body of the Company entrusted with the duty, among others, of ensuring compliance with the Regulations. The composition and duties thereof are set forth in Article 13 below.

15. Affected Securities: (i) negotiable securities issued by the Company and/or entities within the Iberdrola Renovables Group which have been admitted to trading on an organized secondary market; (ii) financial instruments and contracts granting the right to acquire such securities; (iii) financial instruments and contracts whose underlying assets consist of the above-mentioned securities, instruments or contracts; and (iv) securities, instruments and contracts of entities other than the Company and entities within the Iberdrola Renovables Group when expressly determined by the Unit, in order to best comply with these Regulations.

TITLE I. SUBJECTIVE SCOPE OF APPLICATION AND INCLUSION IN THE REGISTRY OF INSIDERS

Article 2. Subjective Scope of Application

1. These Regulations shall apply to the following persons:

   a) The members of the Board of Directors of the Company, including the Secretary and the Vice-Secretary, if any, of the Board, and the Senior Managers of the Company.

   b) Those persons who, pursuant to applicable regulations, are designated by the Unit owing to their habitual and recurring access to information that may be deemed Non-Public Information for purposes of the provisions of these Regulations.

2. Affected Persons shall be included in the corresponding Registry of Affected Persons, which the Unit shall be responsible for preparing and updating. Such Registry shall include the following information: (i) identity of the Affected Persons; (ii) reason why such persons have been included in the Registry of Affected Persons, and (iii) dates of creation and update of such Registry.

   The Registry of Affected Persons shall be updated immediately in the following cases: (i) when there is a change in the reasons why a person is included in the Registry; (ii) when it is necessary to add a new person to the Registry, and (iii) when a person included in the Registry ceases to have access to Non-Public Information, in which case, the date on which such circumstance occurs shall be noted.

   The data contained in the Registry of Affected Persons shall be kept for at least five (5) years following the inclusion or last update thereof.

3. The Unit shall inform Affected Persons of their inclusion in the Registry of Affected Persons and of the other circumstances provided for in Organic Law 15/1999, of December 13, on the Protection of Personal Data. In addition, the Unit shall inform Affected Persons of the fact that they are subject to the Regulations, of the non-public nature of the

information, of their duty of confidentiality with respect to such information, of the prohibition against using it, and of the violations and penalties that, if applicable, may arise from the improper use of Non-Public Information. The Unit shall also provide Affected Persons with a copy of these Regulations.

No later than fifteen (15) days after receiving a copy of these Regulations, Affected Persons must deliver to the Unit a duly signed consent statement, which is attached as Annex II hereto, wherein they shall also indicate the number and identity of Affected Securities held by them, pursuant to the provisions of Article 4 of these Regulations.

4. The Unit shall maintain a copy of the Registry of Affected Persons in electronic format, which shall be made available to the supervisory authorities.

Article 3. Inclusion in the Registry of Insiders

1. The Division or Area that specifically assumes the responsibility of leading a transaction in which Non-Public Information may be generated for purposes of these Regulations shall designate a person responsible for creating and keeping up-to-date a Registry of Insiders, which shall contain the following information: (i) the identity of all persons who have specific or habitual access to such information; (ii) the reason why such persons have been included in the Registry of Insiders, and (iii) the dates of creation and update of such Registry. The person responsible for any Registry of Insiders shall provide the Unit with a copy thereof.

   Registries of Insiders shall be updated in the same cases as the Registry of Affected Persons. In addition, the data contained in a Registry of Insiders shall be kept for the same amount of time as those included in the Registry of Affected Persons, provided, however, that any Registry of Insiders may cease to be such at the time that the Non-Public Information that gave rise to its creation is disclosed to the market.

2. The person responsible for a Registry of Insiders shall inform the persons who are included in any Registry of Insiders of the circumstances mentioned in paragraph 3 of Article 2 above. In addition, the person responsible for a Registry of Insiders shall inform the persons who are included therein of their obligation to inform him/her of the identity of any other persons to whom Non-Public Information is provided in the ordinary course of their work, profession or position, in order for such persons to be included in the Registry of Insiders.

3. The Unit shall maintain a copy of the Registry of Insiders in electronic format, which shall be made available to the supervisory authorities.

4. A Registry of Insiders need not be prepared with respect to those transactions or processes of a recurring nature (such as the preparation of the annual financial statements and regulated financial information) that only involve Affected Persons that are included in the Registry referred to in the preceding article.

TITLE II. TRANSACTIONS IN AFFECTED SECURITIES

Article 4. Meaning of Transactions in Affected Securities

1. Transactions in Affected Securities shall be deemed to include those transactions which are carried out by Affected Persons regarding Affected Securities.

For purposes of the preceding paragraph, transactions shall mean any contracts whereby Affected Securities are acquired or transferred on the spot or on a forward or futures basis or whereby rights to acquire or transfer (including call and put options) such Securities are created, whether on a provisional or final basis, under limited or full ownership terms.

2. For purposes of the provisions of Article 6 of these Regulations, Transactions in Affected Securities shall be deemed to have been effected by Affected Persons not only when they are carried out by such persons directly but also when carried out by any of the following persons: (i) the spouses of Affected Persons or any other person with whom such persons have a relationship analogous to marriage pursuant to national legislation; (ii) their dependent children; (iii) relatives who have been living with them or have been in their care for at least one year before the date when the Transaction is conducted; (iv) any legal entity or trust which is directly or indirectly controlled by Affected Persons; or which has been created for their benefit; or whose financial interests are to a large extent equivalent to those of Affected Persons; or (v) nominees, which is understood to mean persons who carry out transactions in Affected Securities in their own name and on behalf of Affected Persons. Such capacity shall be presumed in the case of those persons whom the Affected Person provides total or partial coverage against the risks inherent in the transactions carried out.

3. For purposes of these Regulations, the signing of a portfolio management contract is a transaction in Affected Securities. Therefore, the following rules shall apply to contracts signed by the Affected Person or by any of the persons mentioned in the preceding paragraph:

   a) Information to the manager: The manager shall be informed that the person is subject to these Regulations and of the contents thereof.

   b) Contracts: Discretionary portfolio management contracts shall contain clauses providing for any of the following conditions: (i) the express prohibition against the manager carrying out investment transactions in the Affected Securities that are prohibited by these Regulations, and (ii) an absolute and irrevocable warranty to the effect that the transactions will be carried out without the Affected Persons' participation, and therefore, exclusively using the portfolio manager's professional judgment and in accordance with the criteria generally applied to customers with similar financial and investment profiles.

   c) Authorization: Persons wishing to formalize a discretionary portfolio management contract must request prior authorization from the Unit, which shall verify that they comply with the provisions of the preceding paragraph or, as the case may be, the application of the specific regulations. A denial shall be duly substantiated.

   d) Prior contracts: Contracts formalized prior to the effectiveness of the Regulations shall be adapted to the provisions set forth herein. Until such adaptation is carried out, Affected Persons shall direct the manager not to carry out any transaction in the Affected Securities.

Article 5. Limitations on Transactions in Affected Securities

1. Affected Persons may not conduct Transactions in Affected Securities:

a) When they have Non-Public Information concerning the Affected Securities or the issuer of such Affected Securities pursuant to the provisions of Article 7 of these Regulations.

b) When expressly determined by the Unit in order to best comply with these Regulations.

2. When Affected Persons have any questions regarding Transactions in Affected Securities, they shall submit them to the Secretary of the Board of Directors, who may forward them to the Unit. Affected Persons shall refrain from taking any action until they have received an answer to their inquiry from the Secretary of the Board of Directors.

3. Transactions in Affected Securities shall be suspended for the seven (7) days preceding each presentation of profits or losses, which date shall be previously communicated by the Unit to the Affected Persons. The Unit may provide that the aforementioned period be greater and also apply the rules on suspension of Transactions in Affected Securities to other cases in which, because of their nature, such suspension is advisable, of which it shall notify the Affected Persons and inform the Audit and Compliance Committee at the next meeting held by it.

4. The Unit may resolve that the conduct of any Transactions in Affected Securities or of Transactions in Affected Securities whose amount exceeds a certain threshold be submitted for prior authorization, of which it shall notify the Affected Persons.

5. Affected Persons may not sell the Affected Securities acquired by them until the passage of 15 calendar days from the acquisition thereof without the prior, express and written authorization of the Unit.

Article 6. Notification of Transactions in Affected Securities

1. Within five (5) business days of carrying out any Transactions in Affected Securities, Affected Persons shall deliver to the Unit a report indicating the date, the holder, the type, the volume, the price of the transaction, the number and identity of the Affected Securities, the market on which the transaction has been carried out, the name of the Affected Person or, where applicable, the name of any of the persons mentioned in the paragraph 2 of Article 4 above, as well as the broker through which the transaction was effected.

2. Affected Persons shall report to the Secretary of the Board of Directors any portfolio management contracts executed by them within five (5) business days of the date of execution, and shall provide the above-mentioned body, on a semi-annual basis, with a copy of the information sent to them by the portfolio manager in relation to the Affected Securities, including the date, number, price and type of transactions conducted.

3. The provisions of the foregoing paragraphs shall be deemed to be without prejudice to the obligations binding upon Directors and managers to report [information] to the National Securities Market Commission *[Comisión Nacional del Mercado de Valores]* (hereinafter, the "CNMV") and/or to the Stock Exchanges. For purposes of the provisions of this article, manager shall mean any senior-level officer who has habitual access to Non-Public Information that is directly or indirectly related to the issuer and who, in addition, has the

power to adopt management decisions affecting the future development and the business prospects of the issuer.

The Unit shall inform each of the persons to whom this paragraph applies of the obligation to comply with it.

TITLE III. TREATMENT OF NON-PUBLIC INFORMATION AND OF SIGNIFICANT INFORMATION

Article 7. Non-Public Information

1. The heads of the various Divisions and/or persons in charge of financial or legal transactions under study or negotiation who receive or generate information that may qualify as Non-Public Information must report any such circumstance to the Unit on a case-by-case basis as soon as any such circumstance occurs, by a means which adequately ensures the confidentiality of such information. The Unit may or may not determine the information to be Non-Public Information.

2. All Affected Persons, as well as Insiders, are required to be aware of and comply with the regulations and internal procedures established regarding the confidentiality of Non-Public Information. In addition, Affected Persons and Insiders shall at all times ensure that the Non-Public Information to which they have had access by reason of their duties is adequately safeguarded.

3. With respect to Non-Public Information, it shall be required to:

   a) Limit knowledge thereof strictly to persons inside or outside the Iberdrola Renovables Group on a need-to-know basis only.

   b) Keep a Registry of Insiders for each transaction, in accordance with the provisions of Article 3 of these Regulations.

   c) Establish security measures for the custody, filing, reproduction and distribution of, and access to, the Non-Public Information.

   d) Monitor the changes in the market for the Affected Securities and the news reported by professional broadcasters of financial information and media regarding the Affected Securities.

   e) Immediately report to the Unit on the status of a transaction that is currently under way, or provide a preview thereof, in case of unusual changes in trading volumes or prices of the Affected Securities and reasonable signs exist that such changes are the result of the early, partial or distorted disclosure of the transaction.

   f) Subject transactions in the company's stock or financial instruments based thereon to measures aimed at preventing investment or divestment decisions from being affected by the knowledge of Non-Public Information.

4. All persons in possession of Non-Public Information are required to refrain from engaging, whether for themselves or on behalf of others, directly or indirectly, in the following conduct:

a) Preparing or carrying out any kind of transaction regarding the Affected Securities to which any such Non-Public Information may refer. This excludes preparing and carrying out transactions whose existence itself constitutes the Non-Public Information, as well as transactions effected pursuant to a past-due obligation to acquire or transfer negotiable securities or financial instruments when such an obligation is contemplated in an agreement entered into before the person in question has come into possession of the Non-Public Information, or other transactions effected pursuant to applicable regulations.

b) Disclosing such information to third parties, other than in the ordinary course of work, business or duty, provided that those to whom the disclosure is made in the ordinary course of their work, business or duty are legally or contractually subject to a duty of confidentiality.

c) Recommending a third party to acquire or transfer the Affected Securities or to have someone acquire or transfer the Affected Securities based on such information.

For purposes of the provisions of this paragraph 4, it shall be deemed that persons acting in the ordinary course of their work are those persons that communicate information:

(i) To the managers and employees of the Company in appropriate furtherance of their tasks and responsibilities;

(ii) To the administrative and management decision-making bodies of Iberdrola, S.A., as the parent company of Iberdrola Renovables, to the extent that the information is supplied for the purpose of:

   a) Facilitating compliance with its legal obligations, such as: (i) the preparation of its financial statements, both individual and consolidated; (ii) compliance with its obligations to provide periodic information to the CNMV and other competent authorities, and (iii) the performance of analyses and monitoring of tax issues, for purposes of tax consolidation.

   b) Designing the policy of the Iberdrola Group and the exercise of its unitary management; and

   c) Meeting any other purposes that are appropriate to the corporate interest of Iberdrola Renovables and of Iberdrola, S.A., such as, among other things, obtaining and renewing credit ratings.

(iii) To the external advisors of the Company (auditors, attorneys, investment banks, etc.) for due compliance with the mandate that they have been given.

Article 8. Confidential Documents

1. Affected Persons and Insiders in possession of Confidential Documents shall act diligently in the use and handling thereof and shall be responsible for their custody and preservation and for keeping them confidential.

2. Specifically, and without prejudice to any additional measures that may be established by the Unit, Confidential Documents shall be subject to the following rules regarding the use, handling and processing thereof:

a) The persons in charge of the custody thereof shall be indicated. Such persons shall be those entrusted with coordination of the work to which the Non-Public Information refers.

   In the case of electronic formats, adequate security mechanisms shall be established to limit access only to the persons in charge.

b) They shall be marked "confidential," with an indication that the use thereof is restricted. In the case of electronic formats, the confidential nature shall be indicated before the information can be accessed.

c) They shall be kept in places set aside for such purposes, and designated rooms, cabinets, or electronic formats shall be determined for filing purposes and fitted or equipped with special protective measures.

d) The reproduction of Confidential Documents shall require the authorization of the Director of the Area in charge of maintaining custody thereof. Recipients of reproductions or copies shall be advised of the prohibition against obtaining second copies and using the information for purposes other than those for which it was disclosed.

e) The distribution of Confidential Documents shall preferably be by means of hand delivery when they are in hard-copy format. If this is not possible, protective measures shall be maximized, and the persons in charge of keeping custody of the Confidential Documents shall be responsible for any such distribution. If the distribution is in electronic format, exclusive access by the recipient of the Confidential Documents shall be ensured.

f) The disposal of Confidential Documents shall be handled in such a way as to ensure the complete destruction thereof.

3. Divisions that handle Non-Public Information and any others determined by the Unit shall not allow access to their records, files and computer systems to any person who is not a member thereof, unless authorized by the Director in the customary decision-making processes previously established by Company Management.

<u>Article 9. Significant Information</u>

1. All Significant Information shall be immediately reported to the CNMV as soon as the fact becomes known, the decision has been adopted or the agreement or contract has been signed, prior to the disclosure thereof by any other means. In addition, any significant change that has occurred in the Significant Information reported shall be disclosed to the market immediately by the same means. The content of the report shall be truthful, clear, complete and, when so required by the nature of the information, quantified so as not to lead to confusion or deception. Once reported to the CNMV, the Significant Information shall be disclosed on the Company's website.

2. Significant Information shall be reported to the CNMV by the Secretary of the Board of Directors or, in the absence thereof, by the Vice-Secretary of the Board or such person as is designated by any of the former. Notice shall be given to the Unit within the deadlines and in accordance with the formalities established in applicable regulations.

3. This duty of information shall not apply, provided that due confidentiality safeguards are maintained, to acts of analysis, preparation or negotiation prior to the adoption of decisions

regarded as significant. In particular: (i) ongoing negotiations, or circumstances related thereto, when the outcome or normal progress of such negotiations may be affected by the public dissemination of the information, as well as (ii) the decisions adopted or the agreements entered into by the Company's management decision-making body which require the approval of another body of the Company or of the Iberdrola Group to become effective, whenever the public dissemination of the information prior to such approval may jeopardize the correct assessment of the information by the market.

Notwithstanding the foregoing, the Company shall immediately disseminate the information if it cannot guarantee the confidentiality thereof.

4. The Company shall not combine, in a manner that may be deceptive, the disclosure of Significant Information to the market with the commercialization of its activities.

5. Meetings of a general nature with analysts, investors or the media shall be planned in advance so as to ensure that persons participating in any such meetings do not disclose Significant Information that has not been previously disclosed to the market as indicated in this article.

Article 10. Manipulation of Market Prices

1. Affected Persons and Insiders shall refrain from preparing or engaging in any type of practice that distorts the free formation of prices on securities markets.

2. Such transactions or orders include:

   a) Transactions or orders that provide or may provide false or misleading signs regarding the supply, demand, or price of negotiable securities or financial instruments.

   b) Transactions or orders that assure, through the concerted action of one or more persons, the price of one or more financial instruments at abnormal or artificial levels, unless the person who has engaged in the transactions or issued the orders can show legitimate reasons which are consistent with accepted market practices in the regulated market in question.

   c) Transactions or orders that use fictitious devices or any other form of deception or scheming.

   d) Transactions or orders that involve the disclosure of information through the media, including the Internet, or through any other medium, providing or which may provide false or misleading signs concerning financial instruments, including the spreading of rumors and false or misleading news, when the person disclosing them knows or should have known that the information was false or misleading.

3. The following acts shall also be deemed to amount to practices that distort the free formation of prices:

   a) The acts of a person or of several persons acting in concert directed at ensuring for themselves a dominant position on the supply of or demand for a security financial instrument, resulting in the direct or indirect establishment of purchase or sale prices or other non-equitable trading conditions.

b) The sale or purchase of a security or financial instrument at the close of the market with the effect of misleading investors who act on the basis of closing prices.

c) Taking advantage of the occasional or periodic access to traditional or electronic media by expressing an opinion regarding a security or financial instrument or, indirectly, the issuer thereof, after having taken positions on such security or financial instrument and having thus benefited from the repercussions of the opinion expressed on the price of such security or financial instrument, without having simultaneously disclosed such conflict of interest to the public opinion in an adequate and effective fashion.

TITLE IV. CONFLICTS OF INTEREST

Article 11. Conflicts of Interest

1. The provisions of this article shall apply to Persons Subject to Conflict of Interest Rules, which term includes both Directors of the Company and Senior Managers and those persons designated by the Unit in view of the possibility that they be subject to potential conflicts of interest by reason of the position they hold at the Company or in its Group. The Unit shall inform such persons of their status as Persons Subject to Conflict of Interest Rules.

2. A conflict of interest shall be deemed to be any situation in which the interests of the Company or of the companies forming part of the Iberdrola Renovables Group directly or indirectly clash with the personal interest of the Person Subject to Conflict of Interest Rules. A personal interest of the Person Subject to Conflict of Interest Rules shall be deemed to exist when the matter affects such person or another person related thereto.

3. Directors of the Company shall be governed in this field by the provisions of the Regulations of the Board of Directors and the rules that the Board of Directors may have made by way of implementation of such Regulations of the Board of Directors.

4. Persons Subject to Conflict of Interest Rules other than the Directors of the Company shall comply with the following general operating principles:

   a) Independence: Persons Subject to Conflict of Interest Rules must at all times act with independent judgment, with loyalty towards the Company and its shareholders and regardless of their own or third parties' interests. Accordingly, they must refrain from giving priority to their own interests at the expense of those of the Company.

   b) Abstention: Persons Subject to Conflict of Interest Rules must refrain from participating in or influencing the making of decisions that may affect the persons or entities with which a conflict exists and from accessing confidential information affecting such conflict.

   c) Communication: Persons Subject to Conflict of Interest Rules must notify the Secretary of the Board of Directors of the Company of the conflicts of interest to which they are subject.

   The provisions of this article may be further elaborated upon by corresponding rules approved by the Board of Directors of the Company.

Article 12. Transactions with Persons Subject to Conflict of Interest Rules

Transactions between the Company or the companies of the Iberdrola Renovables Group and any of the Persons Subject to Conflict of Interest Rules shall be carried out under arm's length conditions and in compliance with such other rules as may be made by the Board of Directors of the Company by way of elaboration upon the provisions of this article.

TITLE V. TREASURY STOCK TRANSACTIONS

Article 13. Treasury Transactions Regarding Shares of the Company

1. For purposes of these Regulations, treasury transactions shall be deemed to be those transactions carried out by the Company or companies making up the Iberdrola Renovables Group, either directly or indirectly, covering shares of the Company, as well as financial instruments or contracts of any kind that give the right to the acquisition of, or the underlying assets of which are, shares of the Company, provided that such financial instruments or contracts are listed on a Stock Exchange or other organized market.

2. Treasury transactions shall be directed toward providing investors sufficient liquidity and depth in the trading of shares of the Company, implementing programs for the purchase of the Company's shares approved by the Board of Directors or by resolutions of the shareholders acting at a General Shareholders' Meeting, or to comply with legitimate previously-agreed commitments. In no event may treasury stock transactions be used to intervene in the free formation of prices. In particular, any conduct referred to in Sections 83.ter.1 of the LMV and 2 of Royal Decree 1333/2005 and Article 10 of these Regulations shall be avoided.

3. Transactions by the Iberdrola Renovables Group in treasury stock shall in no event be carried out on the basis of non-public information, understood as such by reference to Sections 81 of the LMV and 1 of Royal Decree 1333/2005 and Article 1 of these Regulations.

4. The management of treasury stock shall be implemented with complete transparency in relations with the supervisors and governing entities of the markets.

5. The Internal Audit Area shall be systematically informed of the treasury stock transactions carried out by the Economic and Financial Division within the risk limit approved by the Executive Committee and in accordance with the planning of the Board of Directors.

6. The Economic and Financial Division, as the division responsible for performing treasury stock transactions, shall perform the following functions:

    a) Manage treasury stock in accordance with the provisions of this article.

    b) Monitor developments in the markets for the Company's stock, informing the Regulatory Compliance Unit of any significant change in the listing price thereof.

    c) Maintain a file of all treasury stock transactions that have been ordered and carried out.

d) Periodically report to the Regulatory Compliance Unit regarding treasury stock transactions that have been carried out, which Unit shall inform the CNMV, if applicable.

7. The personnel of the Economic and Financial Division shall make a special commitment to maintain confidentiality with respect to treasury stock transactions.

8. The Internal Audit Area shall perform its duties regarding compliance with this article and shall periodically report to the Audit and Compliance Committee regarding treasury stock transactions.

9. In treasury stock transactions, the Iberdrola Renovables Group shall observe whatsoever obligations and requirements that may arise from laws and regulations that are applicable thereto at any time, in addition to the provisions of this article.

TITLE VI. REGULATORY COMPLIANCE UNIT

Article 14. Regulatory Compliance Unit

1. The Unit, a collective body reporting to the Secretary of the Board of Directors, shall consist of the following members: the Director of Regulatory Compliance, who shall be the Director of the Unit and shall be appointed by the Secretary of the Board of Directors of the Company, to whom he shall report, and at least one representative of each of the following Divisions or Departments of the Company: (i) the Investments Unit; (ii) the Economic and Financial Division; (iii) the Corporate Resources Division; and (iv) the Monitoring Division, or such bodies of the Company as may in future assume the duties of such Divisions or Departments. The appointment or removal of the Director of the Unit shall be reported to the Audit and Compliance Committee. In addition, a Secretary of the Unit shall be appointed, who need not be any of the persons mentioned in this paragraph, whose duties shall include, among others, preparing the minutes of the meetings of the Unit.

2. The Director of the Unit may call other managers of the Company to attend the meetings of the Unit or seek their opinion at any time.

3. The Unit shall ensure that these Regulations are observed, and its functions shall include:

   a) Promoting the awareness by Affected Persons and by the Iberdrola Renovables Group of these Regulations and other rules governing conduct with respect to the Securities Markets.

   b) Answering any questions or queries that may arise in connection with the content, interpretation, application or fulfillment of these Regulations that may be raised by the Office of the Secretary of the Board of Directors, without prejudice to the possibility of submitting any questions to the Board of Directors.

   c) Determining the persons who are to be considered Affected Persons for purposes of these Regulations pursuant to the provisions of Article 2.

   d) Preparing and updating the Registry of Affected Persons as provided in Article 2 above.

e) Informing the Affected Persons of their inclusion in the Registry of Affected Persons and of the other circumstances referred to in paragraph 3 of Article 2 above.

f) Keeping a copy of the Registry of Affected Persons and of the Registries of Insiders in electronic format available to the supervising authorities, as provided in Articles 2 and 3 above.

g) Determining the securities, instruments and contracts which are to be considered Affected Securities for purposes of these Regulations pursuant to the provisions of paragraph 14 of Article 1.

h) Determining the Transactions in Affected Securities deemed to be prohibited pursuant to the provisions of letter b) of paragraph 1 of Article 5.

i) Determining the information to be considered as Non-Public Information for purposes of these Regulations pursuant to the provisions of Article 7.

j) Establishing and modifying criteria, definitions and procedures in connection with the duties and obligations prescribed in these Regulations when deemed necessary for a correct interpretation and implementation hereof.

k) Determining the restricted-access records, files and electronic systems for the purpose of using, processing and handling Non-Public Information pursuant to the provisions of letter c) of paragraph 2 of Article 8.

l) Identifying those persons, other than Directors of the Company and Senior Managers, who must be included in the concept of Persons Subject to Conflict of Interest Rules pursuant to paragraph 1 of Article 11 above.

m) Filing and safeguarding all communications sent thereto in compliance with these Regulations.

n) Developing the procedures and rules deemed appropriate for the application of these Regulations.

o) Other functions of a one-time or continuous nature that the Board of Directors of the Company may assign thereto.

4. The Unit may ask any Division of Iberdrola for such data and information as it deems necessary for the performance of its duties.

5. The Unit shall inform the Audit and Compliance Committee of the measures taken to promote knowledge of and ensure compliance with these Regulations and the applicable rules and regulations concerning the Securities Market at least on a quarterly basis, and whenever it may see fit or be required to do so.

6. In addition, the Unit shall notify the Office of the Secretary of the Board of Directors of the conclusions and resolutions adopted by it in the performance of its duties.

7. The Unit may include in the Company's Intranet a website to which all Affected Persons and the persons included in a Registry of Insiders will have access and which shall contain at least the following documents:

a) The Regulations.

b) The rules implementing the Regulations.

c) A description of the interpretations of aspects of the Regulations that have given rise to questions.

d) The forms required to seek authorizations or make any mandatory communications.

TITLE VII. BREACH OF THE REGULATIONS

Article 15. Breach

Failure to comply with the provisions of these Regulations shall have the consequences provided for by applicable legislation.

ANNEX I

INTERNAL REGULATIONS FOR CONDUCT IN THE SECURITIES MARKETS OF IBERDROLA RENOVABLES, S.A.

Commitment to update the Regulations

To the National Securities Market Commission

Madrid, ..., 2007

RE: Commitment to update the Internal Regulations for Conduct in the Securities Markets of Iberdrola Renovables, S.A.

Dear Sirs:

In accordance with the Fourth Additional Provision of Law 44/2002, of November 22, on Measures to Reform the Financial System, we hereby inform you that the Board of Directors of Iberdrola Renovables, S.A., at a meeting held on ...., 2007, has assumed the commitment to guarantee the updating of the Internal Regulations for Conduct in the Securities Markets of this Company, as well as to perform the acts needed to achieve the knowledge, comprehension and acceptance of the content thereof by Affected Persons, as such persons are defined in Article 1 of the aforementioned Regulations.

Sincerely,

Signed: ....

ANNEX II

INTERNAL REGULATIONS FOR CONDUCT IN THE SECURITIES MARKETS OF IBERDROLA RENOVABLES, S.A.

Consent Statement

To the Regulatory Compliance Unit

The undersigned, ..., hereby declares that he/she has received a copy of the Internal Regulations for Conduct in the Securities Markets of Iberdrola Renovables, S.A. (hereinafter, the "Regulations") and expressly states that he/she is in agreement with the rules contained therein.

Moreover, the undersigned declares that he/she directly or indirectly holds the following Affected Securities (as such term is defined in the Regulations):

Type of Security	Issuer	Direct Securities	Indirect Securities (*)

(*) Through:

Direct holder of the Security	Number

In addition, the undersigned declares that he/she has been informed:

(i) That the improper use of the non-public information to which he/she may have access might amount to a very serious infringement provided for in Section 99 o) of Law 24/1998, of July 28, on the Securities Markets (hereinafter, the "LMV"), a serious infringement contemplated in Section 100 x) of such Law, or the crime of abuse of non-public information in the stock exchange market contemplated in Section 285 of Organic Law 10/1995, of November 23, approving the Criminal Code.

(ii) That the improper use of non-public information may be punished in the manner provided by Sections 102 and 103 of the LMV and by Section 285 of Organic Law 10/1995, of November 23, approving the Criminal Code, with fines, public reprimands, removal from office and imprisonment.

Finally, pursuant to the provisions of Organic Law 15/1999, of December 13, on the Protection of Personal Data, the undersigned has been informed that his/her data of a personal nature contained in this statement and on occasion of the notifications made in compliance with the

Regulations shall be included in a computer file of _________________________, who is responsible for such file, domiciled at _________________________, in order to comply with the provisions of the Regulations.

In addition, the undersigned declares that he/she has been informed that he/she may exercise the rights of access, rectification, deletion or opposition, based on the provisions of applicable law in connection therewith, by contacting in writing the person responsible for the file.

As regards the information, if any, that has been provided with respect to other natural persons, it is hereby stated that they have been previously informed that such information will be subject to processing by ____________________, and of their corresponding rights, upon the terms set forth above.

In ...., on this .... day of ...., 2......

Signed: ....

IBERDROLA RENOVABLES, S.A. (Unipersonal)
2007 EMPLOYEE EQUITY PURCHASE PLAN

The Board of Directors (the "Board") of Iberdrola Renovables, S.A.U., a corporation organized under the laws of Spain (the "Company"), hereby adopts, effective as of November 20, 2007, the Iberdrola Renovables, S.A. (Unipersonal) 2007 Employee Equity Purchase Plan (the "Plan") in order to further the growth, development and financial success of the Company by allowing certain key employees of the Company and its subsidiaries who reside in the United States to purchase shares of the Company's ordinary shares (the "Shares"), and thereby motivate such persons by means of growth-related compensation incentives to achieve the Company's long range goals and better align the interests of such persons with those of the Company and its shareholders.

1. Subject to adjustment as set forth in Section 10, the aggregate number of Shares that may be awarded under the Plan shall not exceed the quotient resulting from dividing 2,040,000 € (i.e., 2,9988,804 $ at the euro dollar rate of November 16, 2007) by the Retail Offer Price.

2. The Board or a committee or subcommittee of the Board or (to the extent consistent with applicable law) a committee or subcommittee of officers or other employees of the Company appointed by the Board to administer the Plan (the "Administrator") shall administer the Plan and have full discretion to interpret the Plan.

3. The Administrator shall have full discretion to make awards under the Plan to such employees of the Company (each, a "Participant") and its subsidiaries as the Administrator may designate. The Administrator shall specify the purchase price per Share in its sole discretion at the time such shares are purchased. The initial Participants approved by the Administrator and the value of Shares which such Participants elect to purchase pursuant to the Plan shall be set forth on Exhibit A hereto. The Administrator shall amend Exhibit A from time to time to reflect any additional Shares purchased hereunder.

4. The terms, conditions and limitations of each award made under the Plan shall be set forth in a Subscription Agreement, in a form approved by the Administrator, consistent, however, with the terms of the Plan.

5. The terms and conditions of this Plan are set forth herein and in Exhibit B.

6. The Administrator in its sole discretion may amend or terminate the Plan at any time; provided that no amendment shall alter or impair any rights or obligations under any award previously granted to a Participant under the Plan without the consent of such Participant. No awards may be granted hereunder after termination of the Plan, and in no event may any award be granted hereunder after the expiration of ten years from the date the Plan is adopted by the Board; provided that any awards granted hereunder prior to such termination or expiration shall remain outstanding in accordance with the terms and conditions of the applicable award agreement.

7. The Administrator's authorization of the sale of shares hereunder to a Participant shall not constitute an offer to sell such shares and the Administrator reserves the right in its sole discretion to revoke its authorization for any or all Participants to purchase any Shares pursuant to the Plan at any time and for any reason prior to the issuance of such shares by the Company. Unless otherwise determined by the Administrator, Participants shall not be, and shall not have any of the rights or privileges of, shareholders of the Company in respect of any Shares purchasable or otherwise acquired in connection with any award under the Plan unless and until certificates representing any such Shares have been issued by the Company to such Participants; provided, however, that no delay in the issuance of certificates due to be issued hereunder representing any such Shares shall operate to impair or prejudice any Participant's rights to participate in a corporate transaction providing for the disposition of, or to receive any dividends or distributions with respect to, such Shares.

8. The offering and sale of Shares to the Participants hereunder is intended to be exempt from registration under the Securities Act of 1933 by virtue of Section 4(2) of the Securities Act if 1933, as amended, and/or Regulation D and/or Rule 701 promulgated thereunder by the Securities and Exchange Commission. The Company is not under any obligation to register any Shares issued pursuant to this Plan on behalf of any of the Participants or to assist any of the Participants in complying with any exemption from registration.

9. The sale of Shares to Participants hereunder shall be for consideration consisting of cash only.

10. In the event of any change in the outstanding Shares (including an exchange for cash) by reason of a share split, reverse share split, spin-off, share dividend, share combination or reclassification, recapitalization, reorganization, consolidation, merger, change of control, or similar event, the Board (or, to the extent permitted by applicable law, its delegate) may adjust appropriately the number and kind of shares subject to the Plan and available for or covered by outstanding awards and prices related to outstanding awards, and make such other revisions to outstanding awards as it deems are equitably required.

11. Nothing contained herein shall affect any right of the Company or any of its subsidiaries to terminate any Participant's employment at any time or for any reason. Absent express provisions to the contrary, no award under this Plan shall be deemed "compensation" for purposes of computing benefits or contributions under any retirement plan of the Company or of its subsidiaries or shall affect any benefits under any other benefit plan of any kind now or subsequently in effect under which the availability or amount of benefits is related to level of compensation. This Plan is not a "pension plan" or "welfare plan" under the U.S. Employee Retirement Income Security Act of 1974, as amended.

12. The Company shall be entitled to require payment in cash or deduction from other compensation payable to a participant of any sums required by federal, state or local tax law to be withheld with respect to the issuance, vesting, or payment of any award. It shall be a condition to the obligation of the Company to deliver Shares that the Participant pay to the Company such amount as may be requested by the Company for the purpose of satisfying any liability for such withholding taxes.

13. Awards granted under this Plan may not be transferred in any manner otherwise than by will or by the laws of descent or distribution and may be exercised during the lifetime of a Participant only by him or her. The terms of awards granted or otherwise made available to any Participant under this Plan shall be binding upon the executors, administrators, heirs, successors and assigns of such Participant.

14. This Plan and any awards and agreements hereunder shall be interpreted and construed in accordance with the laws of the State of Delaware, without giving effect to the choice of laws principles thereunder.

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[*Signature page follows*]

I hereby certify that the Plan was duly adopted by the Board of Directors of Iberdrola Renovables, S.A. (Unipersonal). on November 20, 2007.

Executed as of November 20, 2007.

Name: ______________________

Title: CONSEJERO DELEGADO

Exhibit A
Iberdrola Ownership Summary

Exhibit B

Terms and Conditions of the Plan contained in the Spanish Prospectus

1. The Application Orders for the Employee Sub-tranche must be in a minimum amount of 500 euros and a maximum amount of 20,000 euros.

2. The Application Orders may be made from 8:30 a.m. Madrid time on 23 November 2007 until 2:00 p.m. Madrid time on 3 December 2007, both inclusive. This term shall be the same as the application "Term for Presentation of Subscription Orders of the Retail Sub-Tranche".

3. Iberdrola's Renovables employees who are not resident in Spain, shall made their application from 8:30 a.m. Madrid time on 23 November 2007 until 2:00 p.m. Madrid time on 3 December 2007, both inclusive, trough the special procedure agreed between Iberdrola Renovables and Banco Bilbao Vizcaya Argentaria ("**BBVA**"). BBVA shall be the entity in charge of processing the Application Orders for the employees who are not resident in Spain. Those employees shall open a Euro cash account and a stock account in BBVA in order to process their application orders. Relevant documentation related to these accounts shall be at disposal of the relevant employees in advance.

4. From 8:30 a.m. Madrid time on 23 November 2007 until 2:00 p.m. Madrid time on 7 December 2007, both inclusive, the application orders shall be revocable.

5. Each employee shall make no more than one application order.

6. Each application order shall contain the maximum amount to be invested ("**Maximum Invested Amount**") by the relevant employee. This Maximum Invested shall be expressed in Euros. This application shall be made within the limits established in number (1).

7. In order to make the allocation of shares for each of the employees, the Maximum Invested Amount shall be divided by the Retail Sub-tranche Price. The number of shares thereof obtained shall be rounded downwards, that is should the number of shares obtained is 42.3, the shares finally allocated shall be 42.

8. Application orders made in the names of multiple persons shall not be allowed.

9. The Employee Sub-tranche Price shall be the same as the Retail Sub-tranche Price.

10. The Maximum Retail Sub-tranche Price shall be determined on 3 December 2007.

11. The Retail Sub-tranche Price shall be determined on 11 December 2007.

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